Form 20-F
period 2002-12-31
GILAT SATELLITE NETWORKS LTD
filed 2003-04-15
CIK 897322

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F


              (X) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002
                   -------------------------------------------

                     COMMISSION FILE NUMBER  0-21218
                                            -----------------

                          GILAT SATELLITE NETWORKS LTD.
                          -----------------------------
             (Exact name of Registrant as specified in its charter)

                                     ISRAEL
                                     ------
                 (Jurisdiction of incorporation or organization)

  GILAT HOUSE, 21 YEGIA KAPAYIM STREET, KIRYAT ARYE, PETAH TIKVA, 49130 ISRAEL
  ----------------------------------------------------------------------------
                    (Address of principal executive offices)

 Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                      NONE
                                      ----
                              (Title of each class)

 Securities registered or to be registered pursuant of Section 12(g) of the Act:

                  ORDINARY SHARES, PAR VALUE NIS 0.01 PER SHARE
                  ---------------------------------------------
                                (Title of class)

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                  of the Act:

                                      NONE
                                      ----
                                (Title of class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock at the close of the period covered by the annual report:

AS OF DECEMBER 31, 2002, THE REGISTRANT HAD 23,855,922 ORDINARY SHARES, NIS 0.01 PAR VALUE PER SHARE, OUTSTANDING.

AS OF MARCH 31, 2002, THE REGISTRANT HAD 259,757,196 ORDINARY SHARES, NIS 0.01 PAR VALUE PER SHARE, OUTSTANDING.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                              Yes     X       No
                                  ---------      ---------

Indicate by check mark which financial statement item the Registrant elected to follow:

                          Item 17            Item 18     X
                                  ---------          ---------


                                          TABLE OF CONTENTS

                                                                                                 PAGE
                                                                                                 ----

PART I
Item 1           Identity of Directors, Senior Management and Advisers..................    Not applicable
Item 2           Offer Statistics and Expected Timetable................................    Not applicable
Item 3           Key Information........................................................           2
                       Selected Consolidated Financial Data ............................           2
                       Risk Factors ....................................................           4
Item 4           Information on the Company.............................................          16
Item 5           Operating and Financial Review and Prospects...........................          44
Item 6           Directors, Senior Management and Employees.............................          65
Item 7           Major Shareholders and Related Party Transactions......................          76
Item 8           Financial Information..................................................          77
Item 9           The Offer and Listing..................................................          80
Item 10          Additional Information.................................................          81
Item 11          Quantitative and Qualitative Disclosures about Market Risk.............          94
Item 12          Description of Securities Other than Equity Securities.................    Not applicable

PART II

Item 13          Defaults, Dividends, Arrearages and Delinquencies......................    Not applicable
Item 14          Material Modifications to the Rights of Security Holders and
                       Use of Proceeds..................................................    Not applicable
Item 15          Controls and Procedures................................................           -
Item 16          [Reserved].............................................................

PART III

Item 17          Financial Statements...................................................    Not applicable
Item 18          Financial Statements...................................................          97
Item 19          Exhibits...............................................................          97


         Unless the context otherwise requires, references in this annual report on Form 20-F to "Gilat," "we," and "our" refer to Gilat Satellite Networks Ltd. and its subsidiaries.

PRELIMINARY NOTE

THIS FORM 20-F IS DATED APRIL 15, 2003 AND REFLECTS THE CONDITION OF THE COMPANY PRIOR TO THE CONVENING OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS SCHEDULED TO TAKE PLACE ON SUCH DATE. WE EXPECT OUR SHAREHOLDERS TO TAKE CERTAIN ACTION AT THE ANNUAL GENERAL MEETING, AS FURTHER DESCRIBED IN THIS FORM 20-F. HOWEVER, THERE CAN BE NO ASSURANCE THAT OUR SHAREHOLDERS WILL TAKE SUCH EXPECTED ACTION. ANY STATEMENTS MADE IN THIS FORM 20-F WITH RESPECT TO AN EXPECTED NEW BOARD OF DIRECTORS AND NEW MANAGEMENT REFLECT THE UNDERSTANDINGS AND EXPECTATIONS OF THE COMPANY'S CURRENT MANAGEMENT PRIOR TO THE CONVENING OF THE ANNUAL GENERAL MEETING.

                                     PART I

ITEM 1:  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

     Not Applicable.

ITEM 2:  OFFER STATISTICS AND EXPECTED TIMETABLE

     Not Applicable.

ITEM 3:  KEY INFORMATION


SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated statement of operations data set forth below for the years ended December 31, 2000, 2001 and 2002, and the selected consolidated balance sheet data as of December 31, 2001 and 2002 are derived from our audited consolidated financial statements that are included elsewhere in this Report. These financial statements have been prepared in accordance with U.S. generally accepted accounting principles.

     The selected consolidated statement of operations data set forth below for the years ended December 31,1998, 1999 and the selected consolidated balance sheet data as of December 31, 1998, 1999 and 2000 are derived from our audited consolidated financial statements that are not included in this Report

         The selected consolidated financial data set forth below should be read in conjunction with Item 5: "Operating and Financial Review and Prospects" and the Consolidated Financial Statements and notes thereto included in Item 18 in this annual report on Form 20-F for the year ended December 31, 2002.

                                                                      YEAR ENDED DECEMBER 31,
                                              1998             1999             2000           2001             2002
                                           ------------     ------------    -------------   -------------    ------------
Revenues:
  Products                                 $   147,767      $   238,564     $    398,299    $    279,297     $   130,011
  Services                                       7,568           99,309          106,263         106,732          78,744
                                           ------------     ------------    -------------   -------------    ------------

                                               155,335          337,873          504,562         386,029         208,755
                                           ------------     ------------    -------------   -------------    ------------
Cost of revenues:
  Products                                      82,198          146,084          265,259         194,374         107,527
  Services                                       4,405           74,055           79,182          94,665          61,501
  Write-off of inventories                       9,495            4,634                -          59,790          20,107
                                           ------------     ------------    -------------   -------------    ------------
                                                96,098          224,773          344,441         348,829         189,135
                                           ------------     ------------    -------------   -------------    ------------
Gross profit                                    59,237          113,100          160,121          37,200          19,620
                                           ------------     ------------    -------------   -------------    ------------
Research and development costs, net             12,780           24,791           31,272          35,634          25,066
Selling, marketing, general and
   administrative expenses                      27,237           65,991           82,444         121,486          86,227
Provision and write-off for doubtful
   accounts and capital lease receivables        1,840            2,423            3,654         134,614          34,714

Impairment of goodwill                                                                            50,580          13,049
Impairment of tangible and intangible                -                -                -          42,982          50,666
   assets
Acquired in-process research and                80,000                -                -               -               -
   development
Restructuring charges                           11,989             (356)               -          30,284               -
                                           ------------     ------------    -------------   -------------    ------------
Operating income (loss)                        (74,609)          20,251           42,751        (378,380)       (190,102)
Financial income (expenses), net                (1,247)           3,267           (1,289)        (21,334)        (21,324)
Write-off of investments associated with
   restructuring                                (2,700)            (896)               -               -               -
Write-off of investments                             -                -           (9,350)        (28,007)        (51,379)
Other income, net                                  162                -                -               -               -
                                           ------------     ------------    -------------   -------------    ------------
Income (loss) before taxes on income           (78,394)          22,622           32,112        (427,721)       (262,805)
Taxes on income                                    286            2,475            2,003             974             929
                                           ------------     ------------    -------------   -------------    ------------
Income (loss) after taxes on income            (78,680)          20,147           30,109        (428,695)       (263,734)
Equity in losses of affiliated companies          (703)            (536)            (950)           (252)        (29,334)

Acquired in-process research and
   development of an affiliated company              -                -          (10,000)              -               -
Minority interest in losses of a
subsidiaries                                         -                -              276           5,889           3,517
                                           ------------     ------------    -------------   -------------    ------------
Income (loss) from continuing
operations, before cumulative effect of
a change in an accounting principle        $   (79,383)     $    19,611     $     19,435    $   (423,058)    $  (289,551)
Net loss from cumulative effect of a
change in an accounting principle                    -                -                -               -         (56,716)
Loss from discontinued operations                    -                -                -          (6,054)         (1,937)
                                           ------------     ------------    -------------   -------------    ------------

Net Income (Loss)                          $   (79,383)     $    19,611     $     19,435        (429,112)       (348,204)
                                           ============    =============    =============   =============    ============
Net Earnings (loss) per share from
continued operation:
  Basic                                    $     (7.18)     $      0.96     $       0.86    $     (18.11)    $    (12.28)
                                           ============     ============    =============   =============    ============
  Diluted                                  $     (7.18)     $      0.92     $       0.81    $     (18.11)    $    (12.28)
                                           ============     ============    =============   =============    ============
  Basic and diluted loss per share from
discontinued operation                               -                -                -    $      (0.26)    $     (0.08)
                                           ============     ============    =============   =============    ============
  Basic and diluted net loss per share
from cumulative effect of a change in an
accounting principle                                 -                -                -               -     $     (2.41)
                                           ============     ============    =============   =============    ============
Net earnings (loss) per share:
  Basic                                    $     (7.18)     $      0.96     $       0.86    $     (18.37)    $    (14.77)
                                           ============     ============    =============   =============    ============
  Diluted                                  $     (7.18)     $      0.92     $       0.81    $     (18.37)    $    (14.77)
                                           ============     ============    =============   =============    ============
Weighted average number of shares used in
   computing net earnings (loss) per share
   (in thousands):
  Basic                                         11,059           20,447           22,516          23,361          23,581
                                           ============     ============    =============   =============    ============
  Diluted                                       11,059           21,429           24,099          23,361          23,581
                                           ============     ============    =============   =============    ============


                                                             YEARS ENDED DECEMBER 31,
                                       ----------------------------------------------------------------------
BALANCE SHEET DATA:                        1998          1999          2000          2001          2002
                                           ----          ----          ----          ----          ----
                                                                  (IN THOUSANDS)

Working capital.......................     $89,227      $265,307     $542,895       249,572       127,527
Total assets..........................     412,674       681,953    1,252,332       858,623       474,214
Short-term bank credit and current
   maturities of long-term debt.......      23,158        6,986        14,819        29,888        10,023
Convertible subordinated notes........      75,000       75,000       350,000       350,000       358,648
Other long-term Liabilities...........       3,892       13,057       138,944       161,970       172,745
Shareholders' equity (deficiency).....     222,620      499,823       608,655       177,320      (172,915)

         -------------------------

RISK FACTORS

RISKS RELATED TO NEW MANAGEMENT, NEW SHAREHOLDERS AND OUR CREDITORS

         WE EXPECT TO HAVE A NEW BOARD OF DIRECTORS AND NEW SENIOR MANAGEMENT.

         Our shareholders will be asked to elect a new board of directors at the Annual General Meeting of Shareholders scheduled for April 15, 2003. On the same date, the resignation of our President and our Chief Executive Officer, Amiram Levinberg and Yoel Gat, will become effective, and we expect our new board of directors to appoint a new President and Chief Executive Officer. The expected appointees and the majority of the nominees for our board of directors, including the expected chairman of the board of directors, are new to Gilat and have not served in the past as directors, officers or employees of the Company. We cannot assure you that the time that will be required by these new appointees to successfully enter their offices will not have an adverse effect on our business.

         Messrs. Gat and Levinberg have been with us since our founding in 1987 and have played a key role in the development of our proprietary VSAT technology. Our business, financial condition and operating results could be materially adversely affected by their resignation.

         OUR NEW SENIOR MANAGEMENT AND BOARD OF DIRECTORS MIGHT MAKE CHANGES TO OUR BUSINESS PLAN AND BUSINESS STRATEGY.

         We expect our new senior management and board of directors to conduct a thorough review of our company and our business, following their entry into office. Such review is likely to include different factors that may affect our economic viability and profitability, such as our business model, our corporate structure, our cost structure, the inter-company relationships and organization of our subsidiaries, and other business considerations relevant to our business plan and business strategy. The results of the expected review of our company and our business may cause us to shift our focus within our field of business, or to altogether depart from existing activities and embark in new ones. The results of that review might also affect the continued implementation of the business recovery plan initiated by us in the past year.

         THE MAJORITY OF OUR SHAREHOLDERS ALSO HOLD OUR CONVERTIBLE NOTES, AND THEIR INTERESTS AS NOTE HOLDERS MAY CONFLICT WITH THE INTERESTS OF OUR SHAREHOLDERS THAT DO NOT HOLD OUR CONVERTIBLE NOTES.

         The majority of our shareholders hold our 4.00% Convertible Notes due 2012 (the "Notes"). As a result, their interests as shareholders may be affected by their interests as holders of Notes and may conflict at times with the interests of our shareholders who do not hold Notes.

         TWO OF OUR PRINCIPAL SHAREHOLDERS ARE ALSO MAJOR CREDITORS OF THE COMPANY.

         Two of our principal shareholders, Bank Hapoalim B.M. and Israel Discount Bank Ltd., have extended loans or credit facilities to the Company that are outstanding in significant amounts, and are also holders of Notes. Each of these principal shareholders also has a representative on our nominated board of directors expected to be elected on April 15, 2003, and is expected to have a right (as any of our shareholders meeting the shareholding threshold mentioned below is expected to have) to appoint at every annual general meeting of our shareholders one director to our board of directors, as long as its holdings of our ordinary shares does not fall below that certain threshold set forth in the proposed amendment to our articles of association which is expected to be adopted by our shareholders on April 15, 2003. The interests of these two principal shareholders as major creditors of the Company may conflict at times with the interests of our other shareholders, whether in their capacity as shareholders or as holders of Notes.

         ONE OF OUR PRINCIPAL SHAREHOLDERS IS A MAJOR SERVICE PROVIDER TO AND A CREDITOR OF GILAT.

         One of our principal shareholders, SES Americom Inc. ("SES Americom"), is a major provider of satellite transponder capacity to Gilat. In addition, SES Americom is a creditor of Gilat, and Gilat has guaranteed the payment of outstanding amounts when due to SES Americom and its affiliates. SES Americom is also expected to have a right (as any of our shareholders meeting the shareholding threshold mentioned below is expected to have) to appoint at every annual general meeting of our shareholders one director to our board of directors, as long as its holdings of our ordinary shares does not fall below that certain threshold set forth in the proposed amendment to our articles of association which is expected to be adopted by our shareholders on April 15, 2003. The interests of SES Americom as a major service provider to and a creditor of Gilat may conflict at times with the interests of our other shareholders.

         THE NOTES ARE CONVERTIBLE INTO OUR ORDINARY SHARES AT THE ELECTION OF THEIR HOLDERS AT ANY TIME FROM MARCH 14, 2004. BEGINNING JANUARY 1, 2005, WE WILL HAVE AN OPTION TO MANDATORILY CONVERT THE NOTES UPON THE FULFILLMENT OF CERTAIN CONDITIONS.

         The holders of our Notes may convert them into our ordinary shares at a certain prescribed conversion price, at any time after March 14, 2004 and before October 1, 2012. In addition, we will have an option to require the conversion right of the Notes to be exercised mandatorily after January 1, 2005 upon the fulfillment of certain conditions relating to, among others, the price and daily trading volume of our ordinary shares. If the Notes will be converted into our ordinary shares, the holdings of our shareholders will be diluted and the price per ordinary share could decline as a result of the issuance of a significant number of shares.

         OUR SUCCESS DEPENDS ON THE CONTINUED EMPLOYMENT OF KEY MANAGEMENT AND TECHNICAL PERSONNEL. IF WE ARE UNABLE TO RETAIN OUR KEY PERSONNEL, OUR BUSINESS COULD BE MATERIALLY ADVERSELY AFFECTED.

We believe that our success depends on the continued employment of the following senior management team:

                                                               EMPLOYMENT
            NAME                POSITION                       AGREEMENT
            ----                --------                       ---------

            Erez Antebi         Chief Operating Officer        Year-to-year
            Yoav Leibovitch     Vice President, Finance and    Year-to-year
                                Administration and Chief
                                Financial Officer

         Both Messrs. Antebi and Leibovitch joined us in 1991 and have both played a key role in our business development for the past twelve years. Given the recent resignation of Messrs. Gat and Levinberg, any additional changes in key management, or if any of Messrs. Antebi, Leibovitch or any of our other key personnel is unable or unwilling to continue in his present position, could materially adversely affect our business, financial condition and operating results.

         We face competition for personnel, particularly for employees with technical expertise. Our business, financial condition and operating results could be materially adversely affected if we cannot hire and retain suitable personnel.

         WE ARE DEPENDENT UPON BANK LOANS AND MAY BE SIGNIFICANTLY HARMED IF OUR BANK LENDERS DECLARE THE LOANS DUE AND PAYABLE.

       Pursuant to the terms of our loan agreements with our bank lenders, if and when an event of default has occurred, our bank lenders may declare the outstanding loans due and payable and proceed to foreclose on any security interest granted to them by us. There is no assurance that we will be able to meet our obligations and covenants, including the financial covenants requiring us to maintain at all times a ratio of shareholders' equity to total assets of no less than 15% and a minimum level of cash and cash equivalents of $30,000,000. Any such failure to meet our obligations and covenants will constitute an event of default, which will entitle the bank lenders to declare the loans due and payable. By letter dated April 14, 2003, Bank Hapoalim has informed us that notwithstanding Gilat's breach of these obligations, Bank Hapoalim has agreed to wave its rights with regard to these breaches until January 1, 2004.

RISKS RELATING TO OUR BUSINESS

         OUR BUSINESS PLAN RELIES UPON CERTAIN ASSUMPTIONS THAT CANNOT BE GUARANTEED.

         Our current business plan contains basic assumptions and risks that include, among others, a continued demand for our product in the telecommunications market and the supply and sale of products to our subsidiaries. Our business plan relies on the sale of products through Spacenet, our wholly-owned subsidiary in the United States, and other subsidiaries such as rStar Corporation, our majority owned subsidiary that provides services in Latin America. Some of our affiliated companies may need additional financing in the coming year and we cannot guarantee that, given current economic and market conditions, this financing will be raised.

         IN OCTOBER 2002, WE COMMENCED AN ARRANGEMENT TO RESTRUCTURE OUR DEBT, WHICH WAS CONCLUDED ON MARCH 6, 2003. OUR SUCCESS IN THE MARKET WILL DEPEND HEAVILY ON OUR ABILITY TO MAINTAIN AND EXPLAIN OUR FINANCIAL POSITION TO OUR CUSTOMERS AND OTHERS IN THE INDUSTRY.

         In October 2002, we commenced the Arrangement to restructure our debt, which was successfully completed on March 6, 2003. Prior to and while the Arrangement was under negotiation, our ability to sell our products as well as our reputation in the market were adversely affected and as such, we lost some large customers. While we have successfully completed this restructuring process, our continued success and ability to maintain a presence in our industry will depend heavily on our ability to ensure and convince the marketplace, including our customers and suppliers, of our improved financial position. There is no guarantee that even after having completed the Arrangement, our customers, present and future, will be confident in our financial stability going forward.

         ECONOMIC CONDITIONS IN THE UNITED STATES AND GLOBALLY, AFFECTING THE TELECOMMUNICATIONS INDUSTRY, AS WELL AS OTHER TRENDS AND FACTORS AFFECTING THE TELECOMMUNICATIONS INDUSTRY, ARE BEYOND OUR CONTROL AND MAY RESULT IN REDUCED DEMAND AND PRICING PRESSURE ON OUR PRODUCTS.

         There are trends and factors affecting the telecommunications industry which are beyond our control and may affect our operations. These trends and factors include:

            o adverse changes in the public and private equity and debt markets and our ability, as well as the ability of our customers and suppliers, to obtain financing or to fund working capital and capital expenditures;

            o adverse changes in the credit ratings of our customers and suppliers;

            o adverse changes in the market conditions in our industry and the specific markets for our products;

            o access to, and the actual size and timing of, capital expenditures by our customers;

            o inventory practices, including the timing of product and service deployment, of our customers;

            o the amount of network capacity and the network capacity utilization rates of our customers, and the amount of sharing and/or acquisition of new and/or existing network capacity by our customers;

            o the overall trend toward industry consolidation and rationalization among our customers, competitors, and suppliers;

            o conditions in the broader market for communications products, including data networking products and computerized information access equipment and services;

            o governmental regulation or intervention affecting communications or data networking; and

            o the effects of war and acts of terrorism, such as disruptions in general global economic activity, changes in logistics and security arrangements, and reduced customer demand for our products and services.

         Economic conditions affecting the telecommunications industry, which affect market conditions in the telecommunications and networking industry, in the United States and globally, affect our business. Reduced capital spending and/or negative economic conditions in the North America, Europe, Asia, Latin America and/or other areas of the world could result in reduced demand for or pricing pressure on our products.

         BECAUSE WE DEPEND ON BEING AWARDED LARGE-SCALE CONTRACTS IN COMPETITIVE BIDDING PROCESSES, LOSING A RELATIVELY SMALL NUMBER OF BIDS COULD HAVE A SIGNIFICANT ADVERSE IMPACT ON OUR OPERATING RESULTS.

         A significant portion of our sales revenue is derived from our being selected as the supplier of networks based on VSATs, under large-scale contracts that we are awarded from time to time in a competitive bidding process. These large-scale contracts typically involve the installation of between 2,000 and 10,000 VSATs. The number of major bids for these large-scale contracts for VSAT-based networks in any given year is limited and the competition is intense. Losing a relatively small number of bids each year could have a significant adverse impact on our operating results.

         Specifically, in November 2002, we were awarded two big projects by the Colombian government, including the installation and operation of 500 telecenters to provide Internet connectivity and telephony services in cities and towns throughout Colombia and a second 3,000-site fixed rural satellite telephony network. The total value of the contracts is approximately $65 million. Any early unilateral termination by the Colombian government could have a significant adverse impact on our operating results.

         MANY OF OUR LARGE-SCALE CONTRACTS ARE WITH GOVERNMENTS IN LATIN AMERICAN COUNTRIES; ANY INSTABILITY IN THE EXCHANGE RATES OR IN THE POLITICAL OR ECONOMIC SITUATION OR OTHERWISE, COULD HAVE A SIGNIFICANT ADVERSE IMPACT ON OUR BUSINESS.

         In recent years, a significant portion of our revenues has been from large-scale contracts, including those in Peru, Colombia, China and Tibet and most recently, in Brazil. Agreements with the governments in these countries typically include unilateral early termination clauses and other risks such as the imposition of new government regulations and taxation that could pose additional financial burdens on us. In addition, the foreign exchange risks in these countries are often significant due to fluctuations in local currencies relative to the U.S. dollar. Any termination of business in any of the aforementioned countries could have a significant adverse impact on our business.

         FAILURE TO MANAGE THE CHANGE OF OUR OPERATIONS COULD HARM OUR BUSINESS AND STRAIN OUR MANAGERIAL, OPERATION AND FINANCIAL RESOURCES.

         We have recently changed our business model and strategy. Specifically, we consolidated certain areas of our business operations, including program management and customer care, back to our Israel headquarters. Our employees, outsourcing arrangements, systems, procedures and controls may be inadequate to support our future operations in this configuration. We may therefore experience difficulties meeting a high demand for services in the future or encounter problems in dealing with the demands of customers from Israel. In order to meet this demand, we will need to hire, train and retain the appropriate personnel, as well as the third-party service providers we depend on for customer service, to manage our operations. We will also need to adapt our financial and management controls, billing and information systems, reporting systems and operating systems. Our failure to manage growth and expansion effectively, or the failure by one of our service providers to adequately perform its services, could harm our ability to retain or grow our customer base that in turn would harm our business, financial condition and results of operations.

         In addition, our senior management and board of directors are expected to change significantly as of April 15, 2003. We cannot guarantee that the current business model and strategy will not be changed again and, if it is, what the outcome on our business, financial condition, and operating results will be.

         IF WE ARE UNABLE TO DEVELOP, INTRODUCE AND MARKET NEW PRODUCT APPLICATIONS AND SERVICES ON A COST EFFECTIVE AND TIMELY BASIS, OUR BUSINESS COULD BE ADVERSELY AFFECTED.

         The network communications market, to which our services and products are targeted, is characterized by rapid technological changes, new product announcements and evolving industry standards. If we fail to stay abreast of significant technological changes, our existing products and technology could be rendered obsolete. Historically, we have enhanced the applications of our existing products to meet the technological changes and industry standards. For example, our initial product, the OneWay VSAT, which we introduced in 1989, was used primarily to facilitate one-way transmission of information. In 1992, we began marketing our TwoWay VSAT that enabled two-way communication. In 1999, we began marketing our SkyBlaster product that uses advanced technology to provide two-way high speed Internet access and video broadcasting via satellite. To remain competitive in the network communications market, we must continue to be able to anticipate changes in technology and industry standards and to develop and introduce new products and services, as well as enhancements to our existing products and services. If we are unable to respond to technological advances on a cost-effective and timely basis, or if our new products or applications are not accepted by the market, then our business, financial condition and operating results could be adversely affected.

         IF WE ARE NOT ABLE TO FILL OUR BACKLOG OF ORDERS, OUR BUSINESS WILL BE ADVERSELY AFFECTED.

         At present, we have a substantial backlog of orders, consisting of network service contracts, generally for three to five years, and of new orders for products and services. As of December 31, 2002, our backlog for equipment sales and for services under service contracts for our VSAT products was $250 million. If we are unable to satisfy the entire backlog of orders, we will not be able to fully recognize the revenues expected from this backlog and we could lose the contracts from which these backlog of orders arise, either of which could have a material adverse effect on our business. In addition, an inability to supply equipment and services could lead to our default on contracts and the subsequent exercise of performance guarantees by customers.

         IF WE LOSE EXISTING CONTRACTS AND ORDERS FOR OUR PRODUCTS ARE NOT RENEWED, OUR ABILITY TO GENERATE REVENUES WILL BE HARMED.

         Our existing contracts could be terminated due to any of the following reasons:

         o dissatisfaction of our customers with the services we provide or our inability to timely provide or install additional products or requested new applications;
         o   customers' default on payments due;
         o unilateral termination clauses imposed in certain government contracts
         o   customer's lack of confidence in our financial condition.; or
         o the loss of existing contracts or a decrease in the number of renewals of orders or of new large orders could have a material adverse effect on our business, financial condition and operating results.

         WE ARE DEPENDENT UPON A LIMITED NUMBER OF SUPPLIERS FOR KEY COMPONENTS TO BUILD OUR VSATS, AND WE MAY BE SIGNIFICANTLY HARMED IF THESE SUPPLIERS FAIL TO MEET OUR PRODUCTION REQUIREMENTS ON A TIMELY BASIS.

         Several of the components required to build our VSATs are manufactured by a limited number of suppliers. In the past, we have not experienced any difficulties with our suppliers. However, we cannot assure you of the continuous availability of key components or our ability to forecast our component requirements sufficiently in advance.

         WE ARE DEPENDENT UPON A LIMITED NUMBER OF SUPPLIERS FOR KEY COMPONENTS TO BUILD OUR VSATS, AND MAY BE SIGNIFICANTLY HARMED IF WE ARE UNABLE TO OBTAIN THE HARDWARE NECESSARY FOR OUR VSATS ON FAVORABLE TERMS.

         As indicated above, several of the components we require to build our VSATs are manufactured by a limited number of suppliers. Our research and development and operations groups are continuously working with our vendors and subcontractors to obtain components for our products on favorable terms in order to reduce the overall price of our products. If we are unable to obtain the necessary volumes of components at desired favorable terms or prices, we may be unable to produce our products at desired favorable terms or prices. As a result, sales of our products may be lower than expected, which could have a material adverse effect on our business, financial condition and operating results.

         The terms on which we are able to obtain components for our products are also affected by our relationship with our suppliers. In connection with the general slowdown in the telecommunications market, we canceled orders for components, or postponed delivery dates for components. Three of our suppliers have initiated legal action against us as a result of our actions, and we may be subject to additional legal actions by other suppliers. Two of these actions have been settled. While we do not anticipate that the outcome of any of these legal actions will have a direct material effect on our business income, they will likely have an adverse impact on our reputation and future relationship with these suppliers, which could affect the terms on which we may be able to obtain the necessary components for our products.

         WE OPERATE IN THE HIGHLY COMPETITIVE NETWORK COMMUNICATIONS INDUSTRY. WE MAY BE UNSUCCESSFUL IN COMPETING EFFECTIVELY AGAINST MANY OF OUR COMPETITORS WHO HAVE SUBSTANTIALLY GREATER FINANCIAL RESOURCES AND EXPERIENCE.

         We operate in a highly competitive industry of network communications, both in the sales of our products and our services. As a result of the rapid technological changes that characterize our industry, we face intense worldwide competition to capitalize on new opportunities, to introduce new products and to obtain proprietary technologies that are perceived by the market as being superior to those of our competitors. Some of our competitors have substantially greater financial resources, providing them with greater research and development and marketing capabilities. These competitors are also more experienced in obtaining regulatory approvals for their products and services and in marketing them. Our relative position in the network communications industry may place us at a disadvantage in responding to our competitors' pricing strategies, technological advances and other initiatives.

         Our principal competitor in the supply of VSAT networks is Hughes Network Systems, Inc. Hughes Network Systems obtains the majority of its satellite capacity on the satellite system operated by PanAmSat. An additional competitor to our entire product line is ViaSat, Inc. There are other manufacturers of products that compete with one or more of our products such as STM Wireless Inc., which competes with our DialAway VSAT, and our Faraway VSAT system, and Nera Telecommunications Ltd. and EMS Technologies, Inc. which compete with our Skystar 360E line of products.

         In addition, there is currently a developing trend for product standardization of satellite communications, known as DVB-RCS (Digital Video Broadcasting, Return Channel Satellite). While at present there are only a small number of such units installed throughout the world, it is possible that this trend could become a standard for the satellite communication industry, and pose a serious threat to the continued acceptance of our products in the market.

         Another trend for product standardization is known as DOCSIS (Data Over Cable Service Interface Specification) for satellite communications. SurfBeam by ViaSat is a potential DOCSIS product, under development by ViaSat, Inc. scheduled to be launched in 2003. If deployed, this standardization could pose a threat to the acceptance of our products in the market.

         If either of the above trends were to become a standard for our industry, we would need to adapt our products accordingly.

         We also compete with various mobile satellite communications companies such as Asia Cellular Satellite and Thuraya Satellite Communications Company and companies that offer communication network systems based on other non-satellite technologies such as terrestrial lines (including cable, DSL, fixed wireless, ISDN lines and fiber optics), frame relay, radio and microwave transmissions. These technologies can often be cheaper than VSAT technology while still providing a sufficient variety of the features required by customers. Competitors of this type include major established carriers such as AT&T, MCI WorldCom, Sprint, British Telecom, Deutsche Telekom, France Telecom, a global consortium of postal, telephone and telegraph organizations ("PTTs") and others.

         OUR ACTIONS TO PROTECT OUR PROPRIETARY VSAT TECHNOLOGY MAY BE INSUFFICIENT TO PREVENT OTHERS FROM DEVELOPING PRODUCTS SIMILAR TO OUR PRODUCTS.

         Our business is based on our proprietary VSAT technology and related products and services. We establish and protect proprietary rights and technology used in our products by the use of patents, trade secrets, copyrights and trademarks. We also utilize non-disclosure and intellectual property assignment agreements. Because of the rapid technological changes and innovation that characterize the network communications industry, our success will depend in large part on our ability to protect and defend our intellectual property rights. Our actions to protect our proprietary rights in our VSAT technology and related products may be insufficient to prevent others from developing products similar to our products. In addition, the laws of many foreign countries do not protect our intellectual property rights to the same extent as the laws of the United States. If we are unable to protect our intellectual property, our ability to operate our business and generate revenues as expected may be harmed.

         WE DEPEND ON A SINGLE FACILITY IN ISRAEL AND ARE SUSCEPTIBLE TO ANY EVENT THAT WOULD ADVERSELY AFFECT ITS CONDITION.

         Most of our manufacturing capacity, our principal offices and principal research and development facilities are concentrated in a single location in Israel.

         Fire, natural disaster or any other cause of material disruption in our operation in this location could have a material adverse effect on our business, financial condition and operating results. As discussed above, to remain competitive in the network communications industry, we must respond quickly to technological developments. Damage to our facility in Israel could cause serious delays in the development of new products and services and, therefore, could adversely affect our business. In addition, the particular risks relating to our location in Israel are described below.

         OUR INTERNATIONAL SALES EXPOSE US TO CHANGES IN FOREIGN REGULATIONS AND TARIFFS, POLITICAL INSTABILITY AND OTHER RISKS INHERENT TO INTERNATIONAL BUSINESS, ANY OF WHICH COULD ADVERSELY AFFECT OUR OPERATIONS.

         We sell and distribute our products and provide our services internationally, particularly in the United States, Asia, Africa, Europe and Latin America. A component of our strategy is to continue to expand into new international markets. Our operations can be limited or disrupted by various factors known to affect international trade. These factors include the following:

         o imposition of governmental controls, regulations and taxation which might include a government's decision to raise import tariffs or license fees in countries in which we do business;

         o government regulations that may prevent us from choosing our business partners or restrict our activities. For example, a particular Latin American country may decide that high-speed data networks used to provide access to the Internet should be made available generally to Internet service providers and may require us to provide our wholesale service to any Internet service providers that request it, including entities that compete with us. If we become subject to any additional obligations such as these, we would be forced to comply with potentially costly requirements and limitations on our business activities. This could result in a substantial reduction in our revenue;

         o political instability in countries in which we do or desire to do business. For example, economic instability in Indonesia has led to a decrease in the value of the Indonesian Rupiah. If such decrease continues, this could adversely affect the ability of the Indonesian market to finance VSAT projects. We also face similar risks from potential or current political and economic instability in countries such as Russia, Angola, Kenya and Argentina;

         o trade restrictions and changes in tariffs which could lead to an increase in costs associated with doing business in foreign countries;

         o difficulties in staffing and managing foreign operations that might mandate employing staff in the United States and Israel to manage foreign operations. This change could have an adverse effect on the profitability of certain projects;

         o longer payment cycles and difficulties in collecting accounts receivable;

         o     seasonal reductions in business activities;

         o foreign exchange risks due to fluctuations in local currencies relative to the U.S. dollar; and

         o relevant zoning ordinances that may restrict the installation of satellite antennas that might also reduce market demand for our service. Additionally, authorities may increase regulation regarding the potential radiation hazard posed by transmitting earth station satellite antennas' emissions of radio frequency energy that may negatively impact our business plan and revenues.

         Any decline in commercial business in any country can have an adverse effect on our business as these trends often lead to a decline in technology purchases or upgrades by private companies. We expect that in difficult economic periods, countries in which we do business will find it more difficult to raise financing from investors for the further development of the telecommunications industry. Any such changes, could adversely affect our business in these and other countries.

         WE MAY FACE DIFFICULTIES IN OBTAINING REGULATORY APPROVALS FOR OUR TELECOMMUNICATION SERVICES, WHICH COULD ADVERSELY AFFECT OUR OPERATIONS.

         Our telecommunication services require licenses and approvals by the Federal Communications Commission, or FCC, in the United States, and by regulatory bodies in other countries. In the United States, the operation of satellite earth station facilities and VSAT systems such as ours are prohibited except under licenses issued by the FCC. We must also obtain approval of the regulatory authority in each country in which we propose to provide network services or operate VSATs.

         The approval process can often take a substantial amount of time and require substantial resources. For instance, Spacenet Services License Sub, Inc., our indirect wholly owned subsidiary, obtained authorization from the FCC to provide two-way data communications services on a specific frequency band six months after Spacenet Services License Sub filed the required regulatory application. Moreover, the license for Spacenet Services License Sub required approximately four months of technical and legal preparation to complete the application.

         In addition, any approvals that are granted may be subject to conditions that may restrict our activities or otherwise adversely affect our operations. Also, after obtaining the required approvals, the regulating agencies may, at any time, impose additional requirements on our operations. We cannot assure you that we will be able to comply with any new requirements or conditions imposed by such regulating agencies on a timely or economic basis.

         OUR VARIED SALES CYCLES COULD HARM OUR RESULTS OF OPERATIONS IF FORECASTED SALES ARE DELAYED OR DO NOT OCCUR.

         The length of time between the date of initial contact with a potential customer or sponsor and the execution of a contract with the potential customer or sponsor may vary significantly and may depend on the nature of the arrangement. During any given sales cycle, we may expend substantial funds and management resources and not obtain significant revenue, resulting in harm to our operating results.

         OUR OPERATING RESULTS MAY VARY SIGNIFICANTLY FROM QUARTER TO QUARTER AND THESE QUARTERLY VARIATIONS IN OPERATING RESULTS, AS WELL AS OTHER FACTORS, MAY CONTRIBUTE TO THE VOLATILITY OF THE MARKET PRICE OF OUR ORDINARY SHARES.

         Our operating results may vary significantly from quarter to quarter. The causes of fluctuations include, among other things:

         o     the timing, size and composition of orders from customers;
         o our timing of introducing new products and product enhancements and the level of their market acceptance;
         o     the mix of products and services we offer; and
         o     the changes in the competitive environment in which we operate.

         The quarterly variation of our operating results, may, in turn, create volatility in the market price for our ordinary shares. Other factors that may contribute to wide fluctuations in our market price, many of which are beyond our control, include:

         o     announcements of technological innovations;
         o     customer orders or new products or contracts;
         o     competitors' positions in the market;
         o     changes in financial estimates by securities analysts;
         o conditions and trends in the VSAT and other technology industries;
         o our earnings releases and the earnings releases of our competitors; and
         o the general state of the securities markets (with particular emphasis on the technology and Israeli sectors thereof).

         In addition to the volatility of the market price of our ordinary shares, the stock market in general and the market for technology companies in particular have been highly volatile. Investors may not be able to resell their shares following periods of volatility.

         WE MAY AT TIMES BE SUBJECT TO CLAIMS BY THIRD PARTIES ALLEGING THAT WE ARE INFRINGING THEIR INTELLECTUAL PROPERTY RIGHTS. IT MAY ALSO BE NECESSARY FOR US TO COMMENCE LITIGATION TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS. ANY INTELLECTUAL PROPERTY LITIGATION MAY CONTINUE FOR AN EXTENDED PERIOD AND MAY MATERIALLY ADVERSELY AFFECT OUR BUSINESS, FINANCIAL CONDITION AND OPERATING RESULTS.

         There are numerous patents, both pending and issued, in the network communications industry. We may unknowingly infringe a patent. We may from time to time be notified of claims that we are infringing on the patents, copyrights or other intellectual property rights owned by third parties. While we do not believe we are currently infringing any intellectual property rights of third parties, we cannot assure you that we will not, in the future, be subject to such claims.

         In addition, it may be necessary to commence litigation to protect our intellectual property rights and trade secrets, to determine the validity of and scope of the proprietary rights of others or to defend against third-party claims of invalidity. Any such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business, financial condition and operating results.

         POTENTIAL PRODUCT LIABILITY CLAIMS RELATING TO OUR PRODUCTS COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

         We may be subject to product liability claims relating to the products we sell. Potential product liability claims could include those for exposure to electromagnetic radiation from the antennas we provide. Our agreements with our business customers generally contain provisions designed to limit our exposure to potential product liability claims. We also maintain a product liability insurance policy. However, our insurance may not cover all relevant claims or may not provide sufficient coverage. To date, we have not experienced any material product liability claims. Our business, financial condition and operating results could be materially adversely affected if costs resulting from future claims are not covered by our insurance or exceed our coverage.

         GILAT IS INVOLVED IN LITIGATION ALLEGING VIOLATIONS OF THE FEDERAL SECURITIES LAWS THAT MAY HAVE AN ADVERSE EFFECT ON ITS BUSINESS.

         A number of securities class action lawsuits were announced against Gilat and certain of its officers and directors. The litigation includes actions filed in the United States District Court for the Eastern District of New York and in the United States District Court for the Eastern District of Virginia as well as a request to file a class action lawsuit in the Tel Aviv, Israel, District Court. These complaints were brought on behalf of purchasers of Gilat's securities between May 16, 2000 and October 2, 2001 inclusive, and allege violations of the federal securities laws and claim that we issued material misrepresentations to the market. The actions in the U.S. have been consolidated into one lawsuit in the District Court of Eastern District of New York and is proceeding. Pursuant to a motion brought by Gilat with the Israeli Court, the action brought in Israel has been stayed pending the outcome of the class action proceedings in the United States. Gilat believes the allegations against it and its officers and directors are without merit and intends to contest them vigorously. However, these legal proceedings are in the preliminary stages and Gilat cannot predict their outcome. The litigation process is inherently uncertain. If Gilat is not successful in defending these legal proceedings, it could incur substantial monetary judgments or penalties in excess of available insurance coverage or result in damage to our reputation, and whether or not Gilat is successful, the proceedings could result in substantial costs and may occupy a significant amount of time and attention of Gilat's senior management.


RISKS REGARDING OUR ORDINARY SHARES AND CAPITAL STRUCTURE

       OUR ORDINARY SHARES MAY BE DELISTED FROM NASDAQ. IF THEY ARE DELISTED THE ABILITY TO SELL SHARES MAY BE LIMITED AND THE VALUE OF THE ORDINARY SHARES COULD DECLINE SIGNIFICANTLY.

         Our ordinary shares are currently traded on the Nasdaq National Market. On September 3, 2002, we received a deficiency notice from the Nasdaq Listing Qualifications stating that our ordinary shares may be delisted because for the previous 30 consecutive trading days our ordinary shares had closed below the minimum $1.00 per share requirement for continued listing under the Nasdaq National Marketplace Rules. Subsequent to that notice, we were parties to a hearing in front of the Nasdaq Qualifications Panel. In March 2003, following a hearing held in January 2003, the Qualifications Panel determined to continue our listing status.

         The Panel's decision is subject to the following exceptions: (1) on or before March 28, 2003, we must file a proxy statement with the SEC and Nasdaq evidencing our intent to hold the annual general meeting for fiscal 2001, including a proposal for the implementation of a reverse stock split; (2) on or before April 30, 2003, we must submit documentation to Nasdaq evidencing that the annual meeting for fiscal 2001 was held as planned; (3) on or before April 30, 2003, we must demonstrate a closing bid price of at least $1.00 per share, and immediately thereafter, demonstrate a closing bid price of $1.00 per share for a minimum of ten consecutive trading days.

         On March 19, 2003, we filed and distributed a proxy statement relating to an annual general meeting of our shareholders which is scheduled for April 15, 2003. At the general meeting, our shareholders will receive and consider our financial statements for 2001, and will be asked to approve, among other things, a 1-for-20 reverse stock split that will become effective on April 16, 2003. The expected reverse stock split will reduce the number of our outstanding shares to approximately 12,987,860 shares, based on the amount of 259,757,196 ordinary shares outstanding as of March 31, 2003.

       We cannot assure that the reverse stock split will enable us to demonstrate, as required by Nasdaq, a closing bid price of at least $1.00 per share on or before April 30, 2003, and immediately thereafter for a minimum of ten consecutive trading days.

       In addition, on April 7, 2003, we received an additional letter from the Nasdaq with respect to our inability to regain and sustain compliance with the audit committee composition requirement as set forth in Nasdaq Marketplace Rule 4350(d)(2) by no later than the close of business on April 14, 2003. On April 14, 2003,we responded with a letter to Nasdaq stating that following the annual meeting of shareholders scheduled for April 15, 2003, the new board of directors of Gilat will meet for the first time on April 15 and will, among other things, appoint an audit committee that complies with the audit committee composition requirements of the Nasdaq Marketplace Rules.

         IF DELISTED, OUR ORDINARY SHARES MAY BE CHARACTERIZED AS PENNY STOCK, WHICH MAY SEVERELY HARM THEIR LIQUIDITY.

         The SEC has adopted regulations that define a penny stock to be any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, these rules require delivery, prior to any transaction in a penny stock, of a disclosure schedule relating to the penny stock market. Disclosure is also required to be made about current quotations for the securities and about commissions payable to both the broker-dealer and the registered representative. Finally, broker-dealers must send monthly statements to purchasers of penny stocks disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Although we are not currently considered a penny stock, the foregoing penny stock restrictions will apply to our ordinary shares if our ordinary shares are deemed to be "penny stock." Our ordinary shares may not qualify for an exemption from the penny stock restrictions. If our ordinary shares were subject to the rules on penny stocks, the liquidity of our ordinary shares would be severely harmed.

         OUR STOCK PRICE HAS BEEN HIGHLY VOLATILE, HAS EXPERIENCED A SIGNIFICANT DECLINE, AND MAY CONTINUE TO BE VOLATILE AND DECLINE.

         The trading price of our ordinary shares has fluctuated widely in the past and is expected to continue to do so in the future as a result of a number of factors, many of which are outside our control. In addition, the stock market has experienced extreme price and volume fluctuations that have affected the market prices of many technology companies, particularly telecommunication and Internet-related companies, and that have often been unrelated or disproportionate to the operating performance of these companies. These broad market fluctuations could adversely affect the market price of our ordinary shares. In the past, following periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought against that company. Securities class action litigation could result in substantial costs and a diversion of our management's attention and resources.

         WE HAVE NEVER PAID CASH DIVIDENDS AND HAVE NO INTENTION TO PAY DIVIDENDS IN THE FORESEEABLE FUTURE.

         We have never paid cash dividends on our ordinary shares and do not anticipate paying any cash dividends in the foreseeable future. We intend to continue retaining earnings for use in our business, in particular to fund our research and development, which are important to capitalize on technological changes and develop new products and applications. In addition, the terms of some of our financing arrangements restrict us from paying dividends to our shareholders.

RISKS RELATED TO REGULATORY MATTERS

         WE HAVE HISTORICALLY RELIED, AND IN THE FUTURE INTEND TO RELY, UPON TAX BENEFITS FROM THE STATE OF ISRAEL ON OUR TAXABLE INCOME. THE TERMINATION OR REDUCTION OF THESE TAX BENEFITS WOULD SIGNIFICANTLY INCREASE OUR COSTS AND COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FINANCIAL CONDITION.

         Under the Israeli Law for Encouragement of Capital Investments, 1959, some of our Israeli facilities qualify as "Approved Enterprises." As a result, we have been eligible for tax benefits for the first several years in which we generated taxable income. Our historical operating results reflect substantial tax benefits, including tax exemptions and decreased tax rates up to December 31, 2000. In 2001 and 2002 we had substantial losses and therefore could not realize any tax benefits. The Israeli government has shortened the period for which tax exemptions are applicable to Approved Enterprises from four to two years. This change only applies to our last five Approved Enterprises and to any future Approved Enterprises, if any. Our financial condition could suffer if the Israeli government terminated or reduced the current tax benefits available to us.

         In addition, in order to receive these tax benefits, we must comply with two material conditions. We must (1) invest specified amount in fixed assets in Israel, and (2) finance a portion of these investments with the proceeds of equity capital we raise. We believe we have complied with these conditions, but we have not received confirmation of our compliance from the government. If we have failed or fail in the future to comply in whole or in part with these conditions, we may be required to pay additional taxes and would likely be denied these tax benefits in the future, which could harm our financial condition.

         WE BENEFIT FROM ISRAELI GOVERNMENT GRANTS. THE TERMINATION OR REDUCTION OF THESE GRANTS COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR ABILITY TO DEVELOP NEW PRODUCTS AND APPLICATIONS.

         Research and development grants from the Office of the Chief Scientist of the Israeli Ministry of Industry and Commerce during 2000, 2001 and 2002 amounted to $1,990,000, $4,393,000 and $3,639,000 respectively. These grants enable us to develop new products and applications. However, they also impose certain restrictions on us, as discussed below. Israeli authorities have indicated that the grant program may be reduced in the future. The termination or reduction of these grants to us could have a material adverse effect on our ability to develop new products and applications, which could harm our business.

         THE TRANSFER AND USE OF SOME OF OUR TECHNOLOGY ARE LIMITED BECAUSE OF THE RESEARCH AND DEVELOPMENT GRANTS WE RECEIVED FROM THE ISRAELI GOVERNMENT TO DEVELOP SUCH TECHNOLOGY. SUCH LIMITATIONS MAY RESTRICT OUR BUSINESS GROWTH AND PROFITABILITY.

         Our research and development efforts associated with the development of our OneWay VSAT product and our DialAw@y IP product and our SkyBlaster product have been partially financed through grants from the Office of the Chief Scientist of the Israeli Ministry of Industry and Commerce. Under the terms of these Chief Scientist grants, we are required to repay these grants from the revenue we generate from the sale of the products we developed with the financing provided by the grants.

         Moreover, we are subject to certain restrictions under the terms of the Chief Scientist grants. Specifically, the products developed with the funding provided by these grants may not be manufactured, nor may the technology which is embodied in our products be transferred outside of Israel without appropriate governmental approvals. These restrictions do not apply to the sale or export from Israel of our products developed with this technology. These restrictions will continue to apply after we pay the full amount of royalties payable to the Israeli government in respect of these grants. Further, if the Chief Scientist consents to the manufacture of our products outside Israel, we will be required to pay a higher royalty rate on the sale of these products and we will also be required to pay a higher overall amount, ranging from 120% to 300% of the amount of the Chief Scientist grant, depending on the percentage of foreign manufacture. These royalty payment obligations and restrictions could limit or prevent our growth and profitability.

RISKS RELATED TO DOING BUSINESS IN ISRAEL

         CONDITIONS IN ISRAEL MAY LIMIT OUR ABILITY TO PRODUCE AND SELL OUR PRODUCTS. THIS COULD RESULT IN A MATERIAL ADVERSE EFFECT ON OUR OPERATIONS AND BUSINESS.

         We are incorporated under the laws of the State of Israel, where we also maintain our headquarters and most of our manufacturing facilities. Political, economic and military conditions in Israel directly influence us. Since the establishment of the State of Israel in 1948, Israel and its Arab neighbors have engaged in a number of armed conflicts. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Major hostilities between Israel and its neighbors may hinder Israel's international trade and lead to economic downturn. This, in turn, could have a material adverse effect on our operations and business.

         Since October 2000, there has been substantial deterioration in the relationship between Israel and the Palestinian Authority that has resulted in increased violence. The future effect of this deterioration and violence on the Israeli economy and our operations is unclear. Ongoing violence between Israel and the Palestinians as well as tension between Israel and the neighboring Syria and Lebanon may have a material adverse effect on our business, financial conditions or results of operations.

         Generally, male adult citizens and permanent residents of Israel under the age of 51 are obligated to perform up to 36 days of military reserve duty annually. Additionally, these residents may be called to active duty at any time under emergency circumstances. The full impact on our workforce or business if some of our officers and employees are called upon to perform military service is difficult to predict.

         YOU MAY NOT BE ABLE TO ENFORCE CIVIL LIABILITIES IN THE UNITED STATES AGAINST MOST OF OUR OFFICERS AND DIRECTORS.

         Most of our directors and executive officers are non-residents of the United States. A significant portion of our assets and the personal assets of most of our directors and executive officers are located outside the United States. Therefore, it may be difficult to effect service of process upon any of these persons within the United States. In addition, a judgment obtained in the United States against us, and most of our directors and executive officers, including but not limited to judgments based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States.

         Generally, it may also be difficult to bring an original action in an Israeli court to enforce liabilities based upon the U.S. federal securities laws against us and most of our directors and executive officers. Subject to particular time limitations, executory judgments of a United States court for liquidated damages in civil matters may be enforced by an Israeli court, provided that:

         o the judgment was obtained after due process before a court of competent jurisdiction, that recognizes and enforces similar judgments of Israeli courts, and according to the rules of private international law currently prevailing in Israel;

         o adequate service of process was effected and the defendant had a reasonable opportunity to be heard;

         o the judgment and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel;

         o the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties;

         o     the judgment is no longer appealable; and

         o an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court.

         Furthermore, if a foreign judgment is enforced by an Israeli court, it will be payable in Israeli currency.

         CURRENT TERRORIST ATTACKS MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR OPERATING RESULTS.

         Terrorist attacks, such as the attacks that occurred in New York and Washington, D.C. on September 11, 2001, terrorist attacks in Israel and other acts of violence or war may affect the markets on which our ordinary shares trade, the markets in which we operate, and our operations and profitability. We cannot assure you that there will not be further terrorist attacks against the United States or Israel, or against American or Israeli businesses. These attacks or subsequent armed conflicts resulting from or connected to them may directly impact our physical facilities or those of our suppliers or customers. Furthermore, these terrorist attacks may make travel and the transportation of our supplies and products more difficult and more expensive and ultimately affect the sales of our products in the United States and overseas. Also, the recent armed conflict entered into by the United States and other countries in Iraq could have a further impact on our sales, our profitability, our supply chain, our production capability and our ability to deliver product and services to our customers.

         OUR OPERATING RESULTS WOULD BE ADVERSELY AFFECTED IF INFLATION IN ISRAEL IS NOT OFFSET ON A TIMELY BASIS BY A DEVALUATION OF THE NIS (NEW ISRAELI SHEKEL) AGAINST THE U.S. DOLLAR.

         Our international sales expose us to fluctuations in foreign currencies. Substantially all of our sales are denominated in U.S. dollars. Conversely, a portion of our expenses in Israel, mainly salaries, is incurred in NIS and is linked to the Israeli Consumer Price Index. When the Israeli inflation rate exceeds the rate of the NIS devaluation against the foreign currencies, our NIS expenses increase to the extent of the difference between the rates. A significant disparity of this kind may have a material adverse effect on our operating results.


ITEM 4:  INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

         Gilat Satellite Networks Ltd. is a leading provider of products and services for satellite-based communications networks. In its most recent available report published in 2001, Comsys, a specialized consulting company that analyzes the satellite communications industry, reported that Gilat is the second-largest manufacturer of very small aperture terminals, referred to in the network communications industry as VSATs. Gilat was incorporated in Israel in 1987 and is subject to the laws of the State of Israel. Gilat's corporate headquarters, executive offices and research and development, engineering and manufacturing facilities are located at Gilat House, 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva 49130, Israel. The telephone number is (972) 3-925-2000.

         The name "Gilat(TM)" and the names "TwoWay(TM)," "OneWay(TM)," "FaraWay(TM)," "DialAw@y IPTM," "SkySurfer(TM)," "SkyWay(TM)," "Skydata(R)," "Clearlink(TM)" and "Skystar Advantage(R)" appearing in this annual report on Form 20-F are trademarks of Gilat and its subsidiaries. GSAT(R) is a registered trademark of GTECH Corporation ("GTECH"). StarBand(TM) is a trademark belonging to StarBand , ISAT(R) is a trademark which Gilat sold to and is now owned by L-3 Communications Inc. See Item 4: "Information on the Company -- Products and Services." Other trademarks appearing in this annual report on Form 20-F are owned by their respective holders.

         Gilat shipped its initial product, a first generation OneWay VSAT, in 1989. Since that time, we have devoted significant resources to developing and enhancing our VSAT applications and establishing strategic alliances primarily with major telecommunications companies and equipment suppliers. We have also broadened our marketing strategy by providing a full range of VSAT services and by emphasizing sales to customers directly and through new distribution channels.

         In 1991, we began marketing our second generation OneWay VSAT. In 1992, we began marketing our TwoWay VSAT with Spacenet as part of Spacenet's Skystar Advantage VSAT service offering and we began marketing our TwoWay VSATs to GTECH as part of GTECH's GSAT lottery networks. Over the years, we experienced significant growth in orders, sales and earnings including from our OneWay and Skystar Advantage products. By an agreement in 1992, COMSAT RSI, Inc. became our joint venture partner to develop, manufacture and market two-way rural telephone VSAT products. We began marketing the FaraWay VSAT in 1994. We began marketing the DialAw@y IP VSAT, another rural telephony product outside of the scope of that joint venture, at the end of 1996. Additionally, we began marketing the SkySurfer VSAT in 1997 and the SkyBlaster VSAT in 1999. The Skystar Advantage is our largest-selling product, accounting for approximately 58%, 50% and 63% of our sales revenue during 2000, 2001 and 2002 respectively.

         We initiated a rural telephony project in 1997 through a wholly owned subsidiary, Gilat-to-Home Latin America (Netherlands Antilles) N.V., formerly known as Global Village Telecom N.V. ("GTH LA Antilles"). In April 1998, we reduced our holdings in GTH LA Antilles to a minority holding through a $40 million private placement with international investors. In April 2000, we acquired substantially all of this company, as more fully described under "GTH LA Antilles" below. Through GTH LA Antilles, we were able to establish rural telephony projects in countries such as Chile, Peru and Colombia.

         In 1999, we began marketing our SkyBlaster VSAT product. The SkyBlaster product is a two-way IP-based product with which broadband Internet services via satellite are provided. One of the first SkyBlaster products developed was the 360 model, designed for consumers and home offices and small business users. In 2001, we completed development of the Skystar 360E, a two-way satellite-based communication geared toward the enterprise market, that enables networking between a central hub and thousands of locations. The Skystar 360E was launched in 2002, and approximately 10,000 have shipped since.

       In October 2002, to permit completion of a detailed restructuring arrangement and its submission to holders of the our 4.25% Convertible Subordinated Notes due 2005 (the "old notes"), and certain other creditors, we filed with the Israeli Court a petition under Section 350 of the Israeli Companies Law - 1999 for a stay of proceedings only on actions by holders of the old notes and the bank lenders. In March 2003, after negotiating with both the holders of the old notes and our major creditors, we received the approval of the Israeli courts, and completed a plan of arrangement (the "Arrangement") with our bank lenders, holders of the old notes and certain other creditors. Pursuant to the Arrangement, our old notes were cancelled and the holders of the old notes were issued a combination of 4.00% Convertible Notes due 2012, referred to herein as Notes, and ordinary shares. Additional Notes and ordinary shares were also issued in exchange for a portion of our bank debt and debt to another financing creditor.

       As of March 31, 2003, 259,757,196 of our ordinary shares were outstanding. The Arrangement reduced our principal debt by approximately US$300 million, secured new agreements with our banking creditors, and significantly reduced overall financing costs.

       As part of the Arrangement, we entered into a new agreement with SES Americom, our major supplier of satellite transponder capacity. Under the agreement, SES Americom agreed to terminate its transponder capacity agreements with Spacenet that relate to StarBand (which is partially held by Spacenet) and to enter into a new transponder capacity agreement directly with StarBand. SES Americom also agreed to allow Spacenet to defer an outstanding debt of $3.5 million to 2003, and to defer payment of certain transponder capacity charges due in 2003 and 2004, with payment of those deferred charges to commence in 2005. The agreement reduced the aggregate amount payable to SES Americom in 2003, from $26.9 million to $16.5 million (including the $3.5 million which was deferred from 2002 to 2003). As part of this agreement, we issued SES Americom a number of ordinary shares equal to approximately 5.5% of our ordinary shares, that, together with our ordinary shares already held by an affiliate of SES Americom, constitute approximately 7.2% of our outstanding ordinary shares as of March 31, 2003.

        On March 19, 2003, we distributed a proxy statement to our shareholders of record as of March 17, 2003, in connection with an annual general meeting of shareholders scheduled for April 15, 2003. At the annual general meeting, our shareholders will be asked to elect nine directors to our board of directors (including two external directors), receive and consider our financial statements for the year ended December 31, 2001, and ratify the appointment of our independent public accountants for 2002 and reelect our independent public accountants until the next annual general meeting of shareholders. In accordance with the Arrangement, our shareholders will also be asked to approve (i) an increase of our authorized share capital, (ii) a 1-for-20 reverse stock split to be effective as of April 16, 2003, and (iii) an amendment to our Articles of Association providing for new terms for the election and removal of directors. If approved, the reverse stock split that will be effective as of April 16, 2003, will reduce the number of the outstanding shares of the Company to approximately 12,987,860 shares, based on the amount of ordinary shares outstanding as of March 31, 2003.

SPACENET INC.

         On December 31, 1998, we completed the acquisition of Spacenet Inc., a company engaged in providing VSAT-based network services, from SES Americom (formerly known as GE Americom) and certain affiliates. Prior to the acquisition, Spacenet was our single largest customer. Spacenet purchased our VSAT products in order to incorporate them into Spacenet's VSAT-based network service offerings.

         As part of the Spacenet acquisition, we entered into several significant agreements with SES Americom. See Item 7: "Major Shareholders and Related Party Transactions -- Related Party Agreements; Spacenet Merger-Related Agreements." The acquisition of Spacenet has enabled Gilat to expand from primarily manufacturing and selling VSAT equipment to becoming a provider of complete end-to-end telecommunications and data networking solutions based on VSAT satellite earth stations. Currently, Spacenet provides two-way, satellite-based, broadband networking solutions for a wide range of organizations throughout North America. These solutions serve as a "one-stop shop" for businesses with product sales and services that include provision of all equipment, bandwidth, implementation and ongoing network and field support on a full outsource basis. These network solutions are traditionally for large enterprises that require hundreds or sometimes thousands of VSATs with high-speed Internet access and communication between the VSATs. Most service contracts through Spacenet are for a five year period and enterprises pay on a per site, per month basis in addition to upfront installation and hardware and software fees. Customers of Spacenet include the United States Postal Service, GTECH, and Dollar General. In 2002, Spacenet expanded its market to include a satellite network solution product for small to mid-sized enterprises. This business offers standard services, hardware and software for enterprises that want a network comprising of up to 50 VSATs. In the year 2001, Spacenet's revenues accounted for approximately one-third of our total revenues, and in 2002, Spacenet's revenues accounted for approximately one-half of our total revenues.

STARBAND

         In March 2000, we established StarBand, formerly known as Gilat-to-Home, Inc., with MSN, EchoStar and ING, to provide broadband Internet access via satellite to residential, small office/home office ("Soho") and small business customers in North America.

          StarBand currently has approximately 40,000 subscribing customers. These customers receive full Internet services and connectivity from StarBand, including our SkyBlaster 360. We have entered into a master supply and services agreement with StarBand. In the years 2001 and 2002, the revenues from sales to StarBand accounted for approximately 11.5% and 1.5% of our total revenues, respectively.

         On May 31, 2002, StarBand filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. Since that time, we have provided to StarBand approximately $7 million of "debtor in possession" financing, the majority of which has been in the form of transponder capacity, and additional financing of approximately $18 million. There is no guarantee that StarBand will emerge from bankruptcy, and therefore in 2002, we recognized equity losses in the amount of $25 million, representing the total financing provided to StarBand. See below: "Strategic Alliances and Joint Ventures; StarBand."

GTH LA ANTILLES

         In April 2000, we completed a share exchange transaction in which we acquired all the outstanding shares of certain other investors in GTH LA Antilles, in exchange for the transfer to a new company organized by these other investors of GTH LA Antilles' entire right and interest in two Brazilian subsidiaries, and a cash payment of $5.3 million. The Brazilian subsidiaries were formed to provide telephone and other telecommunications services in South Central Brazil.

         As a result of the transaction, we own substantially all of the outstanding shares of GTH LA Antilles and we renamed the company "Gilat-To-Home Latin America (Antilles) N.V." from its previous name Global Village Telecom (Antilles) N.V. See below: "Strategic Alliances and Joint Ventures; GTH LA Antilles."

         GTH LA Antilles' business focused on the provision in Latin America of interactive data communications and corporate communications products and services and satellite-based rural telephony. These subsidiaries, in Colombia, Peru, Brazil, Costa Rica, Mexico and Argentina offer various VSAT network services, primarily for telephony but more recently also for high-speed Internet access. In many instances, we have won government bids which have enabled us to install telephone services (both public and private) in rural areas. Some of these subsidiaries have been sold to StarBand Latin America as described below. See "Item 4: rStar".

RSTAR CORPORATION

         In January 2001, following a tender offer, we became the owners of 51% of the outstanding shares of rStar Corporation (formerly named ZapMe! Corporation) ("rStar"), a corporation listed on the Nasdaq SmallCap market, at a cost of approximately $51 million. At that time, rStar changed the focus of its business from building an advertiser supported network for the educational markets to implementing and managing industry-specific private networks for businesses to communicate with their vendors and customers via bi-directional satellite-delivered Internet connections.

         In August 2002, we completed a transaction with rStar pursuant to which we became the owners of approximately 85% of rStar's stock. As part of the transaction, we sold to rStar a wholly owned subsidiary, StarBand Latin America (Holland) B.V. StarBand Latin America was created to provide, through local subsidiaries, two-way always on, high-speed Internet access and telephony to residential and Soho customers in Latin America. This business acquired by rStar currently operates satellite-based rural telephony networks in Colombia, Peru and other Latin American countries. See below "Strategic Alliances and Joint Ventures rStar".

SATLYNX S.A.

         In April 2002, we completed agreements to form Satlynx S.A., a company that provides two-way satellite broadband communications services to enterprises, consumers and Soho users throughout Europe. Satlynx was formed with SES Global, a leading satellite provider and an affiliate of SES Americom. As part of the agreement, we contributed to Satlynx one of our subsidiaries in Holland and sold to Satlynx our existing European operations which included enterprise customers in France, Italy, Germany, England and Czechoslovakia. We own 50% of the shares of Satlynx, but we do not control Satlynx. See "Item 4:
Strategic Alliances and Joint Ventures - Satlynx S.A.".

DETERMINISTIC NETWORKS INC.

         In July 2000, we acquired all of the shares of Deterministic Networks, Inc. ("Deterministic"), a privately held company based in California. Deterministic is a supplier of policy-based networking products and toolkits to several major technology companies, providing quality of service, network management and Internet security capabilities that enhance the products and services of its customers. In exchange for Deterministic's stock, the shareholders of Deterministic received 218,422 ordinary shares of Gilat valued at approximately $7.8 million. A total of $7.2 million of this price was attributed to goodwill which was amortized at an annual rate of 20% up to December 2001, with the balance impaired in 2002 and recorded as a cumulative effect of change in accounting principle in the first quarter of 2002. Currently, Deterministic has approximately ten employees and continues to develop software-networking products for us and for other major technology companies.

FINANCING TRANSACTIONS

         In February 2000, we completed a private offering of $350 million of convertible subordinated notes due 2005. The notes were convertible into ordinary shares at a conversion price of $186.18 per share. In March 2003, pursuant to the Arrangement, we cancelled these notes and issued to the holders of these notes an aggregate of (i) 202,083,908 ordinary shares; and (ii) $83,254,000 in principal amount of 4.00% convertible notes due 2012. See Item 5:
"Operating and Financial Review and Prospects - Commitments and Contingencies."

         In May 2000, we exercised our right to redeem our 6 1/2% convertible subordinated notes due 2004 that were issued on May 14, 1997 for a total amount of $75 million. These notes were redeemable in full at 102% of the principal amount plus accrued and unpaid interest, setting the redemption price per $1,000 notes at $1,020.72. All of the holders of our 6 1/2% convertible subordinated notes due in 2004 opted to convert their notes into Gilat's ordinary shares prior to the redemption date and we consequently issued 1,785,690 ordinary shares to such holders.

         In December 2000, we entered into a facility agreement with Bank Hapoalim, under which we borrowed $108 million to finance our general corporate activities and the increase in our working capital. The loan bore interest at LIBOR plus 0.8% per annum and the principal was repayable in six semi-annual payments commencing June 2002. In June 2002, we paid part of the initial payment due of $6 million in principal.

         In March 2003, as part of the Arrangement, we amended our agreement with Bank Hapoalim. Of the $102 million in principal amount due from us to Bank Hapoalim, (i) $25.5 million was converted into 18,488,590 ordinary shares, (ii) $5.1 million was converted into Notes of the same principal amount and (iii) the remaining debt amount of $71.4 million remains as a loan on revised terms. The revised terms include equal semiannual installments of principal of $4.463 million beginning on July 2, 2005, with a last installment of $8.925 million on July 2, 2012. The loan bears interest at the six-month LIBOR rate plus 2.5% and is payable semiannually together with the installments of principal.

         In September 2001, Bank Leumi lent us $30 million to be repaid in a single installment on April 5, 2003. This loan bore interest at LIBOR plus 2.5% per annum. The loan is secured by a lien on our buildings in Petah Tikvah, Israel. In March 2003, as part of the Arrangement, the terms of the loan made by Bank Leumi were revised. The revised terms of the restructured loan include principal payments in the amount of $1 million annually during each of 2003 and 2004, and principal payments of $4 million annually during each of the years 2005 through 2011. The loan bears interest at the six-month LIBOR rate plus 2.5%. In addition, Bank Leumi agreed to maintain its line of credit utilized for performance guarantees for our benefit and for our direct and indirect subsidiaries in the existing aggregate amount of $15 million for at least one year, subject to the limitation that continued availability of the line of credit may be affected by the overall collateral made available by us in support of credit used by us in the future for the issuance of guarantees. The loan remains secured by a lien on our buildings in Petah Tikvah, Israel.

         In March 2003, as part of the Arrangement, Israel Discount Bank agreed to maintain its performance guarantees for our benefit and our subsidiaries in the existing amount of $13.3 million for at least one year.

         For more details on the Arrangement, see "Item 5: Operating and Financial Review and Prospects -- Commitments and Contingencies."

CAPITAL EXPENDITURES AND DIVESTITURES

         In June 2000, we purchased the land and building facilities that are Spacenet's headquarters and operations center. The purchase price was approximately $24.3 million, which was paid in cash. In order to increase our available cash flow, we subsequently sold these premises for approximately $31.5 million (net of related costs of approximately $1.5 million) and Spacenet currently leases this space pursuant to a lease for 15 years, at an initial annual rent of approximately $3.5 million.

         In 2000, 2001 and 2002, Gilat's property and equipment purchases amounted to approximately $147,907,000, $59,235,000 and $9,739,000, respectively. These capital expenditures were financed primarily from Gilat's February 2000 convertible subordinate notes offering described above.

         In addition, during 2000 and 2001, we invested approximately $13 million in the purchase and development of a facility for a new operations center in Backnang, Germany. In June 2001, we entered into a mortgage and loan agreement with a German bank, secured by our Backnang facilities. The mortgage was for an original amount of approximately $5.3 million, of which (i) approximately $0.9 million bears interest at 5.86% and is repayable over 5 years commencing July 2001 and (ii) approximately $4.4 million bears interest at 6.3% and is repayable quarterly over 20 years commencing July 2006. As of December 31, 2002, the amount of the mortgage is approximately $6.1 million. Under the agreement with SES Global, this facility has been leased to Satlynx. See below:
"Strategic Alliances and Joint Ventures - SES Global".

BUSINESS OVERVIEW

GENERAL

         Gilat is a leading provider of products and services for satellite-based communications networks. We design, develop, manufacture, market and service products that enable complete end-to-end telecommunications and data networking solutions, as well as broadband Internet solutions, based on satellite earth stations, a related central station known as a hub, hardware equipment and software. The satellite earth stations are known in this industry as very small aperture terminals or VSATs. These small units, which attach to communication equipment, such as personal computers, telephones, etc., enable the transmission of data, voice and images to and from certain satellites. The services we provide include access to and communication with satellites ("satellite transponder capacity"), installation of network equipment, on-line network monitoring and network maintenance and repair services. We distribute our products and services worldwide through our own direct sales force, service providers and agents and, in certain circumstances, joint ventures, alliances and affiliated companies. According to the 2001 Comsys Report, which is the most recent available Comsys report, we were the second largest manufacturer of VSATs and had a 43% share of the VSAT market based upon the number of VSATs shipped in the year 2000.

         The networks we establish are primarily used for:

         o Internet-based networking applications such as networks within corporations (known as corporate intranets), corporate training and other corporate applications which enable the transmission of audio and video by high-speed Internet connections (known as broadband), as well as consumer broadband Internet uses;

         o on-line data delivery and transaction-oriented applications including point-of-sale (for example, credit and debit card authorization), inventory control and real time stock exchange trading; and

         o telephone service in areas that are underserved by the existing telecommunications services or in remote locations without service.

         Among our largest customers are the United States Postal Service, GTECH, and Dollar General in the United States, Fondo de Inversion en Telecomunicaciones del Peru (Fitel) in Peru, and the Ministries of Communication in Brazil and Colombia.

         Satellite-based communications networks such as those Gilat has developed offer several advantages over ground-based communication facilities. Among these advantages are the following:

         o ubiquitous reach, providing equal access to users in urban and remote areas under a single tier network;
         o fixed transmission costs, insensitive to distance or the number of receiving stations;
         o a persistent "always on" connection to the Internet without the need to dial up to an internet service provider;
         o cost savings over competing technologies such as ground telephone lines and digital subscriber lines (commonly known as "DSLs") in remote areas and suburbs;
         o independence from telecommunication companies and other network providers;
         o less terrestrial infrastructure thus making satellite-based technology less susceptible to local disasters such as fires and earthquakes that adversely affect ground-based communication;
         o consistent and rapid response time in comparison to dial-up lines;
         o Internet acceleration technologies, enhancing user experience and improving satellite communication effectiveness;
         o rapid installment of networks and flexibility in their configuration, integration and location; and
         o a versatile platform, which allows for the provision of multiple applications and services.

VSAT INDUSTRY BACKGROUND

         The emergence of the Very Small Aperture Terminal in the 1970s marked the beginning of a new era in satellite communication. A VSAT network consists of:

         o several dozen to several thousand VSAT remote sites with small antennas;

         o a large central earth station called a hub, which includes a large antenna and enables the connection of all the VSATs in the network; and
         o     the capability to communicate with a specified satellite.

         A VSAT includes an indoor unit and an outdoor unit (see figure below). The indoor unit usually fits on a desktop (much like a modem) and contains the technology that enables communication between the user's equipment and the satellite. The outdoor unit includes a small antenna, usually two to six feet in diameter, that can be mounted on a user's roof, ground or wall and electronic equipment that transmits and receives signals to and from a satellite transponder. A transponder is the technical term for the space on a satellite designated to communicate with a specific user's equipment.


                                    [PICTURE]
                             VSAT on-site equipment


         The control station or hub, which enables the connection of all VSATs into a VSAT network, consists of a large dish antenna (4.5 to 11 meters) and radio frequency electronics equipment to allow signals to be transmitted between the hub and the satellite transponder. A hub also includes electronic equipment to provide for satellite communications, protocol support and network management functions. Protocol is a technical term, which refers to the standards and methods by which computers communicate with one another.

         Satellite transponder capacity is available on existing satellites positioned in geostationary orbit (at 35,800 km above the equator). Once in orbit, a satellite beam can cover a geographic area the size of the continental United States or Western Europe. This coverage area is known as the satellite's footprint. The satellite receives information from a VSAT, amplifies it and transmits it back to earth on a different frequency. A single satellite transponder has a capacity of approximately 100 million bits/second ("Mbps"). This means that if the transponder is accessed for only 90 seconds per day, more than one billion bytes of data, the equivalent of 865,000 double-spaced pages, would be transmitted.

         The current generation of high power satellites is known as Ku-band satellites, because they use the Ku-band frequencies. This type of frequency band together with the sophisticated VSAT earth stations is particularly well suited to provide high-speed business communications services as well as broadband web-based services. The use of the Ku-band frequencies (as opposed to the C-band used by older generations of satellites) offers reduced interference with ground communications. This enables satellites to use the higher broadcasting power necessary to support VSAT earth stations and makes it cost-effective to transmit to or among numerous locations. With increasing satellite power and the latest generation of VSAT software, VSAT earth stations are becoming smaller and less expensive, reducing overall network costs. Our technology is compatible with both Ku-band and C-band satellites. In addition, special extended C-band and extended Ku-band satellites are also supported by our technology, where needed.

         Before the emergence of VSATs, commercial communication via satellite was very costly because it required an expensive ground terminal, dedicated staff specialists and a very large dish antenna. Satellite-based communications solutions were therefore limited to only those large companies that could afford them. In contrast, VSATs are significantly less expensive than other satellite solutions partly because they do not require end-users to dedicate staff specialists or make a sizable infrastructure investment.

         VSAT networks also offer several advantages compared to ground-based communications networks:

         o     high quality and dedicated transmission availability;
         o     the capability of transmitting extremely large data flows;
         o fixed transmission costs, insensitive to distance or the number of receiving stations;
         o rapid and cost effective installation in geographically isolated regions like mountainous mining areas and developing countries; and
         o     direct access to the Internet.

MARKET OPPORTUNITY

         The market for communications network products and services experienced growth during the years 1996 through 2000 and a slowdown in 2001 and 2002, which was largely caused by the recession in the global economy and a reduction of telecommunications business in particular. We believe that when the economy improves, the market for communications network products will continue to grow. Some of the key factors that we believe will foster such growth in a healthy economy include:

         o growing demand for communications capacity driven by the increase in bandwidth-intensive applications, including the Internet;
         o continuous technological advances which are broadening applications for and decreasing the cost of both satellite and ground-based networks;
         o global deregulation and privatization of government-owned telecommunications monopolies, which allow for the growth of new methods of communication.
         o government investments in the development of communications technologies for populations outside of the city centers, thereby leading to increased telephony and Internet access for rural businesses, communities and education facilities.

         Development of the telecommunications market in the past ten years has led to the growth of a range of alternative technologies such as switched digital networks, which are referred to as ISDN service, DSL, cable modems, frame relay wireless technologies, cellular data services, as well as VSAT-based systems. All of these technologies enable high-speed access to the Internet in various forms that allows for the transfer of data at various speeds as well as telephony with advanced services. Despite a slowdown in the telecommunications market in the past year, the growth in the use of VSATs has been strong and consistent. According to industry sources, the installed worldwide VSAT base grew from 8,000 terminals in 1986 to over 600,000 terminals in 2001.

         We provide VSAT communication solutions to each of the following three expanding markets: Enterprise, Telephony and Consumer Broadband and Internet access.

VSAT-BASED PRODUCTS FOR ENTERPRISES

         In the past decade, there has been significant growth in services, which require interactive data networks such as automatic teller machines, which are referred to as ATMs, and credit and debit card machines that enable businesses to receive "instant" approval of consumer purchases. This growth has led to increased demand for satellite-based networks. VSAT and other satellite technology are particularly well suited to those data networks which need to (i) reach many locations over vast distances simultaneously, (ii) solve a "last mile" or congestion problem, allowing high bandwidth access in areas currently limited to slow connections like copper wire, (iii) transmit to remote locations and to emerging markets where the terrestrial telecommunications infrastructure is not well developed, and (iv) rapidly provide services across a large geographic area served by multiple terrestrial providers. Due to the above advantages, corporate users are increasingly realizing the benefits of VSAT networks. Additional uses of the VSAT-based data networks for enterprises include lottery card transactions (whereby chosen lottery numbers of consumers are transmitted via VSATs located in various stores and stations to a control hub), retailer and manufacturer inventory control and utilities' monitoring and control systems for power lines and pipe lines.

VSAT-BASED TELEPHONY PRODUCTS

         In a large number of remote, rural and urban areas, primarily in developing countries, there is limited or no telephone service due to inadequate ground telecommunications infrastructure. In these areas, VSAT networks are able to utilize existing satellites to rapidly provide high quality cost-effective telecommunications solutions. In contrast to ground-based networks, VSAT networks are simple to reconfigure or expand, relatively immune to difficulties of topography and can be located almost anywhere. Additionally, VSATs can be installed and connected to a network in a matter of hours and seldom require maintenance.

         As a result of the above advantages, the market for VSAT-based fixed telephony products is growing. This market consists of public telephone operators that need to fulfill service obligations worldwide, large companies that require private networks to provide inter-office communications between branch offices and corporate headquarters, and service providers targeting rural and residential areas in developing countries that do not have a ground-based telecommunications infrastructure.

VSAT-BASED BROADBAND AND INTERNET PRODUCTS FOR CONSUMERS

         The term broadband services refers to networks that provide high-capacity, high-speed transmission of data. Broadband networks allow for multimedia transmissions and can provide high-speed "always on" Internet connectivity. A multimedia transmission (also known as "multimedia streaming") is a distribution process that allows simultaneous broadcasting and playback of video and audio content. The terrestrial Internet infrastructure was not designed to support the traffic load created by broadcasting full motion video or high-fidelity audio. Currently, there are three terrestrial means of providing broadband services to consumers: cable, DSL and fixed wireless. The VSAT-based consumer broadband service that we offer is differentiated from terrestrial competitors by the following characteristics:

         o rapid availability - cable and DSL providers must install the appropriate infrastructure at a high investment and with an extensive time to market delay. In contrast, the satellite solution relies upon the use of hubs that can be installed within a matter of days and can serve thousands of sites and allows for quick installation of user sites.

         o efficient distribution - the consumer broadband service has the ability to broadcast content to subscribers without encountering any last-mile bottlenecks of terrestrial networks. Content, such as stock quotes and live multimedia transmissions can be broadcast to a network of users while the always-on return path enables unicast transactions desired by any user. A unicast transaction, or unicasting, involves the transmission of information to a single location. Stock trading over the Internet, for instance, is considered a unicast transaction.

OUR PRODUCTS AND SERVICES

         We currently offer VSATs to the three markets described above (Enterprise, Telephony and Consumer), each of which is generally incorporated into a VSAT network consisting of a remote terminal linked to a central hub or control center via a satellite. In the year 2002, we offered the following VSATs and services, as described below.

                          PRODUCTS BY VSAT MARKET TYPE

      TYPE                                PRODUCTS/APPLICATION
-----------------   ----------------------------------------------------------------------------------------
Data Network        Skystar Advantage -   ISAT*                   Skystar 360E            SkyWay RF **
Applications for    Interactive Data      - Frame Relay                                   Transceivers
Enterprises         Multiple Protocols
                                                                  - Two-way Internet      - Data Broadcast
                                                                  Access for Small
                                                                  Offices and Home
                                                                  Offices

Telephony           FaraWay               DialAw@y IP
Applications        - Satellite           - Rural Telephony
                    Telephony

Consumer                                  SkyBlaster 360
Applications                              - Two-way Internet
                                          Access for Consumers

-------------------------

* Gilat no longer offers this product application.
** This product application is no longer marketed by Gilat but is available upon request.

         In 2001, we sold our ISAT product to L-3 Communications, Inc. as part of our strategy to eliminate our secondary product applications and to enable us to focus on our core activities of interactive data, networking between VSATs and providing high-speed Internet access connections and public telephony access.

DATA DELIVERY VSATS FOR ENTERPRISES

         SKYSTAR ADVANTAGE is a private VSAT network designed for data, multimedia and voice applications, providing highly reliable communication between a central hub and almost any number - tens or thousands - of geographically dispersed sites. Skystar Advantage integrates the features of several different applications into a single platform. The same network can be used for interactive data and voice, as well as for multicasting multimedia over an Internet service provider. Its modular 3-slot plug-in card enables a service operator to customize for each remote site according to their specific and changing needs.

         Gilat's Skystar Advantage is already implemented in numerous markets, such as: Internet access, banking, multimedia, Supervisory Control and Data Acquisition ("SCADA" - a technical term for computer systems that collect and summarize data from up to thousands of computers into reports for operators and management), retail and gas stations. The applications currently served by the Skystar Advantage include credit and debit card authorization for retail sales, point-of-sale information and ATM networks, on-line recording and validation of lottery tickets, prescription verification, inventory control and review of customers profiles, inventory control and delivery scheduling at the manufacturing level, supervisory control and data acquisition networks for oil and gas pipelines, on-line remote stock exchange trading for brokers, distance learning and Internet access. Additional voice channel add-ons are available, as are video and audio broadcasting applications.

                                    [PICTURE]
                     SKYSTAR ADVANTAGE NETWORK ARCHITECTURE



         ARCHITECTURE. As illustrated above, our Skystar Advantage VSAT product consists of remote terminals, hub equipment and related software. Our remote terminal consists of a small outdoor antenna (typically 0.55 to 1.2 meters in diameter for the Ku-band frequency and 1.8 to 2.4 meters in diameter for the C-band frequency), an outdoor electronics unit and an indoor electronics unit. The outdoor unit receives signals from a satellite transponder using a Low Noise Block frequency down-converter that converts between the higher frequency a satellite uses and the lower frequency used by the antenna and the indoor unit. The outdoor unit then transmits signals to the satellite transponder using our proprietary frequency up-converter that converts the low frequency into the high frequency used by the satellite and power amplifier. The indoor unit incorporates a satellite modem utilizing digital signal processing technology and a powerful central processing unit. The central processing unit controls communications through the satellite (including the satellite access scheme) and provides the platform for interface to the end-user's remote terminal equipment. The small antenna typically is supplied by a third-party vendor or purchased directly by our customer. We design and manufacture the indoor unit, design and integrate the outdoor unit and supply that part of the software that, among other things, controls the satellite access scheme and the end-user interfaces.

         The Skystar Advantage's modular configuration includes intrinsic flexibility with three indoor unit slots for plug-in cards. This architecture enables field upgradability by the addition of plug-and-play cards, which are able to support a variety of interfaces and applications such as LAN (local area networks), Universal Serial Bus port (USB port), a standard port used in PCs to connect a computer with external applications such as modems, VSATs and digital cameras, serial ports that are used as standard interface to many devices, such as ATM's and lottery machines, and video and voice cards.

         The hub for the network incorporating our Skystar Advantage VSAT products consists of a radio frequency terminal and baseband equipment. The radio frequency terminal incorporates a large dish antenna (typically 4.5 to 11 meters) and radio frequency electronics equipment (up and down frequency converters, low noise amplifiers and high power amplifiers). The baseband equipment is comprised of the hub satellite processor, hub protocol processor and network management system ("NMS"). The hub satellite processor hardware provides the communication connectivity to the remote terminals and the hub protocol processor provides the interface between the hub satellite processor and the customer host computer running end-user applications. The NMS monitors and controls all the remote terminals and the hub equipment. We design and manufacture the hub satellite processor, hub protocol processor and NMS software and hardware. Third-party vendors typically provide the radio frequency terminal.

         Our Skystar Advantage VSAT product utilizes a patented technology that enables us to use low-cost outdoor unit hardware and allows the VSAT network to handle momentary peak traffic loads without any significant degradation of response time.

         FEATURES. The Skystar Advantage VSAT now offers a feature enabling Internet connectivity and additional voice channel capability, enabling voice communication between the hub site and a remote location. A VSAT network incorporating our Skystar Advantage VSAT product can offer features including: low-cost terminal equipment; rapid response time; high network availability; small antenna size which allows for easy installation and maintenance; very low transmission error rate; high hardware reliability; a variety of customer interfaces such as local area networks ("LAN") (e.g., Token-Ring and Ethernet); support for commonly used data communications protocols, including and, if required, simultaneously X.25, SDLC, TCP/IP IP routing, MPEG1, MPEG2 and video; easy integration of additional value-added services such as data, audio and video broadcasting, and modular design that enables easy and staged network expansion.

         In 2002 our development efforts for the Skystar Advantage VSAT continued toward further enhancing the equipment reliability, flexibility in transferring features between Gilat's products through modular design, lower power consumption that makes the Skystar Advantage ideal for SCADA and other outdoor use, integrating additional applications to further suit our customers' needs and cost reduction.

         SKYSTAR 360E VSAT. The Skystar 360E VSAT offers two-way satellite based communication-enabling broadband and digital video broadcast applications. The Skystar 360E is designed for networking between a central hub and tens of thousands of locations across wide geographical areas. The Skystar 360E is to be used by companies that control their own dedicated hub or that work with shared hub operators. Applications for companies using the SkyBlaster 360E include the following:

         o Enterprises - Two-way interactive Internet Protocol communications, reliable software distribution, Internet and Intranet access, which means communicating between and among VSATs, video conferencing, corporate training and voice over IP enabling an integrated telephony and data solution over the same platform;

         o Retail Businesses - credit, debit and check authorizations, point-of-sale transactions, inventory management and check authorizations, point-of-sale transactions, inventory management and hotel and airlines or other reservations systems;

         o Banking and Financial Services - stock market and financial transactions, ATM's, financial data broadcasts and a electronic or "floorless" stock exchange; and

         o Government Uses - lottery transactions, long-distance training and SCADA line monitoring.

                                    [PICTURE]
                        Skystar 360E Network Architecture

         ARCHITECTURE. The Skystar 360E star network consists of a central hub, many VSAT terminals based in remote locations, and a satellite channel. The hub consists of base band equipment and a radio frequency terminal. Each remote terminal is composed of a small outdoor antenna, an outdoor unit and an indoor unit. The indoor unit is a stand-alone box that connects to the user's PC via an Ethernet LAN.

         At the hub, the base band equipment controls the satellite transmission and interfaces with the customer's data equipment. An advanced, user friendly Network Management System (NMS) provides centralized monitoring and control, using statistics, alarms, network configuration and report generation. Corporate content is sent from the company's headquarters to the hub where it is uploaded and distributed to remote locations via satellite. Information can be sent to a single location, a group of locations or all locations. Delivery confirmation and other data, including file uploads, are sent back to headquarters via the satellite return channel.

         KEY FEATURES

         o Star Topology - The Skystar 360E is designed to support connectivity from a central hub to many remote locations.

         o DVB Outbound - The Skystar 360E outbound carrier complies with DVB standards.

         o Superior Inbound Coding - Intelligent coding algorithms and modulation techniques enable efficient usage of satellite bandwidth.

         o Stand Alone Remote Unit - Client software is already embedded in the box. There is no need for external software for terminal operation.

         o Extensive Internet Protocol Capabilities - The Skystar 360E can function in a variety of Internet Protocol environments and supports a wide range of Protocols and applications.

         o Centralized Network Management - Network management is carried out from the hub. Remote terminals can be monitored from a central location.

         o Rapid Deployment - Terminals can be set up easily across multiple locations.

         o Proven Technology - Gilat's interactive VSAT terminals have already been installed and are operating successfully in thousands of locations worldwide.

         SKYWAY(TM) SERIES OF RF TRANSCEIVERS. A transceiver is a radio transmitter-receiver that uses many of the same components for both transmission and reception. The SkyWay high-power series of transceivers provide a solution for Single Channel Per Carrier and Multiple Channel Per Carrier VSAT terminals, and small-to-medium and medium-to-large Internet, voice, data, and video VSAT networks. This series of transceivers operate in the following frequencies:
C-band, extended C-band and Ku band.

         ARCHITECTURE. The SkyWay series of RF transceivers consist of an indoor unit, an outdoor unit, a low noise amplifier down converter that converts between the high frequency for satellite and the lower frequency used by the indoor unit, a low noise block and, depending upon the application, a Solid State Booster indoor unit controls outdoor unit functions through a front panel keypad.

         FEATURES. All the frequency converters use phase-locked oscillators, locked on the same frequency reference source. The Solid State Booster contains a high power amplifier. The industry standard 70 MHz modem interface provides a straightforward connection to most modems. Auxiliary outputs for transmit and receive signals permit direct monitoring of intermediate frequency signals. The built-in processors and software provide full control over the transceiver system. Monitor and control functions include transmit mute, frequency-set, alarm indication, output threshold, and external fault indication from the Solid State Booster. Full access is possible either through the front panel or an RS232/RS422 port.

VSATS AS TELEPHONY PRODUCTS

         FARAWAY VSAT. Gilat and COMSAT RSI were parties to a joint venture for the development of the FaraWay VSAT, a satellite telephony VSAT, which provides voice and data services via satellite to remote locations and other areas that lack adequate telecommunications infrastructure. FaraWay VSATs are intended to provide:

         o a reliable telecommunications network (with fax, telephone and data capabilities) for corporate, governmental and business users in developing countries that have minimal or no telecommunications infrastructure;

         o multi-channel toll-quality telephone or digital trunking service to geographically isolated rural residential areas in developing countries; and

         o cost-effective telephone and data service that can be installed quickly for remote installations (e.g., oil and gas exploration sites, small rural government agencies, public call offices and new factories).

                                    [PICTURE}


         ARCHITECTURE. The FaraWay telephony product employs a unique VSAT architecture and satellite access scheme. As illustrated above, the product architecture permits connections to either private telephone equipment, pay telephones, private or public switches connecting the product to a single telephone line or a public switch connecting the product to many lines and data terminals, as well as to any combination of this equipment. High-speed data links can be established on a permanent basis or on demand, in a full mesh configuration.

         The remote terminal of the FaraWay includes a dish antenna (typically
1.8 to 3.7 meters in diameter), an outdoor unit and an indoor unit. The indoor unit connects directly to subscribers' telephone equipment central office or data networks. The FaraWay hub, which may be connected to a public switch telephony network ("PSTN") or data networks, such as Internet access or connection to other servers), includes a large dish antenna (typically 3.7 to 13 meters in diameter), radio frequency electronics, a network resource and call-processing controller, and a Network Management System ("NMS") which includes call accounting files. The network resource controller assigns satellite frequencies to the equipment at both ends of the communication link; the NMS monitors and controls the overall network and also provides data for external network billing; and the traffic terminal provides the hub's interface to the public switch, voice or data network.

         FEATURES. The FaraWay VSAT offers a cost-effective, flexible solution for connecting multiple telephone lines from a public switch to a local switch or directly to subscribers' premises via satellite and to support voice, fax and high data rate applications. The product features include: Ku-band and C-band and extended Ku-band and C-band frequency operation; flexible interfaces and telephony signaling support; support of up to 330,000 calls per hour; and ITU-approved 16 and 8 kilobit per second voice encoding.

         In 2002, we developed an integration between the high rate models and our FaraWay VSAT, allowing the FaraWay network to support on-demand data links of up to 5 Mbps. This development has enabled high-rate data applications such as video conferencing and high volume file transfers. We also completed the development of a new voice card that supports four voice channels on a single card, reducing the price of each telephony line per VSAT and expanding the capacity of voice channels per VSAT to up to sixteen.

         DIALAW@Y IP VSAT. Our DialAw@y IP VSAT product is intended to provide inexpensive, toll quality telephone service including voice and fax communication bundled simultaneously with high speed Internet access. This product is targeted for small businesses and villages in remote or urban areas lacking an adequate telephone infrastructure. The product has many applications:

         o Public Telecommunications - offering telecommunication services to remote locations such as: public call offices, pay phones and "always-on" internet access;

         o Private Telephones - offering telephone, fax and Internet access for small offices and home offices, referred to in the industry as small office/home office users, remote businesses, farms and remote tourist sites;

         o Standalone Phones - for emergency or rescue operations, rural roads and remote highways and as back up for ground-based telephony networks.

         The DIALAW@Y has been designed to offer subscriber or pay telephone and public call offices with up to six lines. Our rural telephony product operates in a mesh configuration, in which the remote terminals communicate with one another in single satellite hop (meaning that the connection between the terminals passes only once through the satellite), or multi-star configuration, which involves several interconnection points to the public network. At the same time the DialAw@y IP offers "always on" high speed two-way Internet access. We believe that the cost benefits of the product meet the telephony needs of the targeted non-urban telephony users, as well as such users' current and future needs for Internet access.




                                    [PICTURE]

ARCHITECTURE. As illustrated above, a DialAw@y IP network consists of a central hub, PSTN and ISP gateways, satellite channels and remote terminals. A remote terminal consists of a small outdoor antenna (typically 0.98 to 1.2 meters), an outdoor unit and our indoor unit with one to six telephone lines. The hub consists of a radio frequency terminal and baseband equipment. The radio frequency terminal incorporates a large dish antenna (typically 3.7 to 11 meters) and radio frequency electronics equipment (up and down frequency converters, low noise amplifiers and high power amplifiers). The baseband includes a Hub Satellite Processor handling the satellite communications, a Hub Voice Processor be connected to the PSTN using a digital E1 line, a Hub Protocol Processor connected to an internet service provider, and an NMS. The NMS monitors and controls all the remote terminals and the hub equipment. The hub design permits easy incorporation of new features. The hub station is the point of presence for Internet traffic, which means that it is the gateway to the user's connection to the Internet. Telephony traffic can be also routed to regional gateways, which can utilize satellite or terrestrial infrastructure.

         FEATURES. Our DialAw@y IP VSAT product offers full support of telephone line services, including flexible adjustment to various payphones, an integrated telephony prepaid platform, high speed Internet access, full mesh architecture, call data processing, low cost, simple installation and operation, high hardware reliability, remote control and monitoring; and low power consumption.

         Our current development efforts for the DialAw@y IP are directed toward solutions such as voicemail integration, prepaid cards for internet usage, improving IP features, quality of service and the user experience for DialAw@y IP customers.

VSATS FOR CONSUMERS

         SKYBLASTER 360 VSAT. The SkyBlaster line of products VSAT replaced the SkySurfer VSAT. Unlike the SkySurfer, which provided only one direction of connectivity via a satellite and the other via a dial-up modem, the SkyBlaster 360 provides two-way connectivity, with both directions of connectivity via satellite. The SkyBlaster 360 is designed for consumers and home offices and small business offices that want high bandwidth services and do not have a terrestrial high-speed infrastructure available to them. Our VSAT technology is ideal outside metropolitan centers because geographic distances do not hinder our ability to provide the high-speed infrastructure that is unavailable otherwise. The SkyBlaster 360 consists of a DVB receiver card and a satellite transmitter as a return channel. The satellite transmitter is in the form of a stand-alone external modem. The external modem is substantially easier to install than the Personal Computer card used in previous models. We previously released to StarBand a preliminary model of this external modem.

         The consumer-friendly external modem (approximately 12 inches x 12 inches x 4 inches wide) sits near a user's personal computer and provides two-way connectivity for Internet access as well as for content delivery and other multicast and interactive applications.

         The SkyBlaster 360 features adaptable capacity of up to 52.5 megabits per second ("Mbps") downstream and 153.6 kilobits per second ("Kpbs") for the return channel. It can be used with either an Ethernet connection or a USB port, and is compatible with Windows 98SE, Windows Me, Windows 2000 and Windows XP.

         The SkyBlaster 360 enables reliable, high-speed, bandwidth-intensive content delivery applications including the following:

         o     Consumer Internet access;

         o High-speed Intranet and Extranet. Extranet enables sources outside an enterprise such as suppliers, access to only select portions of a network and Internet connections;

         o     High-speed Internet access;

         o     Business TV such as conferences, classes and seminars; and

         o Interactive learning that enables companies to conduct a single class to employees located throughout a single continent.

                                    [PICTURE]


ARCHITECTURE. A SkyBlaster 360 star network consists of a central hub, many VSAT terminals, and a two-way satellite channel. The hub consists of base-band equipment and a radio frequency terminal. Each remote terminal is composed of a small outdoor antenna, an outdoor unit and an indoor unit. The indoor unit is a stand-alone box that connects to the user's PC.

         At the hub, the base-band equipment controls the satellite transmission and interfaces with the Internet and various servers. An advanced, user friendly Network Management System provides centralized monitoring and control of the entire system including statistics, alarms, status reports, network configuration and trouble-shooting of all the hub components and remote VSATs. Content from the Internet or from the various servers at the hub is transmitted from the hub to the remote stations. Information can be sent simultaneously to a single location, which is referred to as unicasting, a group of locations, which is referred to as multicasting, or all locations, which is referred to as broadcasting. Delivery confirmation and other data, including file uploads, are sent back to headquarters via the satellite return channel.

         KEY FEATURES

         o STAR TOPOLOGY - Specially designed to support connectivity from a central hub to thousands of remote locations.
         o DVB-S OUTBOUND - The outbound carrier is DVB-S (MPE) compliant and is scalable from 2.5Mbps to 52.5Mbps. It can also be multiplexed into an existing Direct to Home (DTH) carrier.
         o VSAT IN A PC - The VSAT houses the transmitter and receiver. A USB or 10 base-T Ethernet interface connects the VSAT to the PC.
         o CENTRALIZED NETWORK MANAGEMENT - Network management is carried out from the hub. Remote terminals can be monitored from a central location.
         o EXTENSIVE IP CAPABILITIES - The VSAT can function in a variety of IP environments and supports a wide range of IP protocols and applications.

         o RAPID DEPLOYMENT - Any site within the satellite footprint can be immediately connected to the network. The unique design allows a single team to install up to three remote sites per day.
         o     PROVEN TECHNOLOGY - Gilat's VSAT terminals have already been installed and are operating successfully in thousands of
               locations worldwide.
         o HOST SOFTWARE - Performance enhancing client applications implemented on the PC accelerate traffic at both the TCP and HTTP layers.

         We introduced the SkyBlaster 360 in June 2000.

VSAT NETWORK SERVICES

         In our two primary geographic markets, the United States and Europe, we provide full network services through our network management centers ("NMC"), in addition to product sales. We offer a full spectrum of services, from installation and maintenance services to comprehensive service offerings in which we package the VSAT system with installation, network operations, maintenance and access to satellite transponder capacity. Our services include the following, as further detailed below:

         o     network analysis;

         o     network implementation;

         o     shared hub services;

         o     network operations;

         o     maintenance;

         o     customer technical services; and

         o     access to satellite capacity.

         In addition, we provide network services in Argentina and support for network services in India.

         NETWORK ANALYSIS. Network analysis involves designing the system in response to specific customer needs, determining critical system parameters, such as data protocols and network response times, assisting in generating component and subsystem specifications for the network's hardware, hub requirements (private or shared) and satellite capacity.

         NETWORK IMPLEMENTATION. The network implementation process covers hub installation and network rollout, which entails installing and connecting all of the remote VSAT locations to the network. Network rollouts are planned and managed by Gilat's program management teams. A program manager serves as the customer's single point of contact and is responsible for delivering the network on time, on budget and to specification.

         Many of the activities for installing a VSAT network take place at the customer's facilities, such as site survey, site preparation and installation of ground, roof, or wall-supported mounts with lightning protection, connection of the outdoor unit and the indoor unit to the antenna and Inter-Facility Link ("IFL") cable, powering up the system, pointing the antenna, initializing the VSAT and confirming proper operation with the hub, connecting the VSAT with the customer's local equipment (such as LAN or point-of-sale), and providing an orientation to the local customer personnel. A typical installation can be completed in four to six hours.

         Hub installation services vary depending on whether the customer's network involves a private hub or use of one of our shared hub facilities in McLean, Virginia, Chicago, Illinois, Atlanta, Georgia, Germany, the Czech Republic or Argentina.

         We currently use in-house personnel for hub installation and third parties to perform most VSAT installations. The program manager, working with our in-house implementation staff, insures that our third-party installation teams arrive at the customer's site on schedule and are equipped with the necessary equipment to complete the installation. The third-party installers are trained and certified on the Gilat hardware platforms.

         SHARED HUB SERVICES. The hub is the most costly and complex component of a VSAT system. Some customers prefer to outsource the management and operation of the hub, either by leveraging our competency in managing networks or by gaining additional cost efficiencies through sharing the hub hardware and operations costs with multiple customers. Gilat presently staffs its primary shared hubs in the United States, Germany and Argentina with a highly specialized technical staff on a 24-hour basis. Our shared hub service typically includes use of hardware, maintenance, ground-based backhaul circuits, satellite uplinking and operations for which the customer pays a monthly fee.

         NETWORK OPERATIONS. Our network operations services coordinate and manage the operations of customers' networks and monitor the quality of services delivered on a 24-hour basis from one of our two NMCs. Our largest NMC is located in McLean, Virginia, and is staffed by over 40 technicians who are trained in network fault isolation, problem resolution and customer service. We also have NMCs in Argentina. When customers experience an outage on their network, they call the NMC, where a trained professional, using proprietary monitoring and control technology, will work to restore service. In instances in which service cannot be restored through the troubleshooting process, the NMC technician will dispatch one of our third-party field service technicians to repair or replace the on-site hardware and restore operations to the site.

         MAINTENANCE. Once an NMC technician determines that a field service dispatch is required to fix a problem, our maintenance and logistics organizations provide service to the customer. We offer a variety of maintenance plans to support our customer networks. All of the plans include toll-free trouble reporting service from one of our NMCs, field service, replacement of equipment, warehousing of spare parts, shipping and repairs. The objective is to provide an on-site response within an average of four hours for most sites. In the United States, we have contracted with IBM-TSS, a third-party repair service provider, to operate nationwide service centers that are staffed with Gilat-trained and certified field service technicians. Other trained and certified third-party vendors are contracted in our international service markets.

         Our maintenance services are supported by our internal logistics and repair organization, which is responsible for stocking parts [in warehouses in the United States, Europe and Argentina.]

         CUSTOMER TECHNICAL SERVICES. Our technical services group includes engineering test and support services during the project implementation phase and on-going telephone and on-site support for complex networking issues. The customer technical services group provides application troubleshooting, network optimization, customer training, and documentation services.

         PROTOCOLS AND METHODOLOGIES. The development of new software protocols has resulted in improved use of available network capacity and decreased delays in transmission of information. Our networks support multiple protocols simultaneously, including SDLC, Bisync, X.25, X.3/X.28/X.29 PAD, Token Ring LLC, Ethernet LLC, X.25 Broadcast and TCP/IP. The performance of these protocols across satellite bandwidth is optimized by techniques such as TCP/IP "spoofing," which improves data throughput efficiency. In addition, our VSAT networks have built-in protocol conversion capabilities, including X.25 to Async PAD, SDLC to Token Ring, Bisync to Token Ring, X.25 to Bisync, X.25 to SDLC and TCP/IP over Ethernet to TCP/IP over Token Ring, which allow our VSAT networks to operate with multiple protocols without the purchase of additional equipment.

MARKETING, DISTRIBUTION AND STRATEGIC ALLIANCES

MARKETING AND DISTRIBUTION

         We use both direct and indirect sales channels to market our products and services. Our marketing activities are organized geographically, with groups, subsidiaries or affiliates covering North America, Europe, Latin America, Asia and the rest of the world. In North America most of our revenues are generated by our direct sales force, although value-added resellers and distributors account for some of our largest networks. In Europe, we rely primarily on Satlynx, our joint venture with SES Global. In Latin America, we generate revenues of equipment sales and service revenues directly and through rStar. In Asia and the rest of the world, we rely primarily on local agents and distributors. In all markets, we occasionally work with system integration companies for large and complex projects.

         Our sales teams are comprised of account managers and sales engineers, who are the primary account interfaces and work to establish account relationships and determine technical and business requirements for the network. These teams also support the other distribution channels with advanced technical capabilities and application experience. Sales cycles in the VSAT network market are lengthy and it is not unusual for a sale to require 18 months from initial lead through signing of the contract. The sales process includes several network design iterations, network demonstrations, pilot networks comprised of a few sites, and in some cases special software development, integrations with third party equipment for complete solution offerings, which is completed before contract signing. For VSAT networks sold as a complete service offering, the sale cycle is typically shorter and can be as low as 90 days from the initial lead through the signing of the contract. Some of the larger government bids in Latin America include service provision for up to six years.

         As of December 31, 2002, we had a sales and marketing group of 100 full-time employees. Approximately 20% of the sales and marketing group is based in the United States, and approximately 33% is based in Israel. We currently have marketing and technical support staff in the United States and Israel. In addition, we maintain marketing and support offices in Colombia, Peru, Brazil, Mexico, South Africa, Australia, Philippines, Thailand, Kazakhstan and India, which provide ongoing marketing and technical support for our products for our strategic partners and their customers. These offices also work with our strategic partners to identify target markets and applications and define products to meet those needs. In addition, we have established representative offices in Beijing, Indonesia and the Ukraine to support our marketing efforts and support and coordinate local marketing offices in Europe and the Far East.

         We also sell our products and services to postal, telephone and telegraph organizations and other major carriers, resellers and other companies in the United States and internationally who purchase network products and services from us for resale to their customers. PTTs and other major carriers employ substantial sales forces and have the advantage of being existing providers to many of our target customers, which makes marketing easier and increases awareness of customer needs.

         The following table sets forth Gilat's revenues by geographic area for the periods indicated below as a percent of Gilat's total sales:

                                                       YEARS ENDED DECEMBER 31,
                                          ---------------------------------------------------
                                                2000             2001             2002
                                                ----             ----             ----
    United States                              57.4%(1)         39.1%(1)         52.8%(1)
    South and Central Latin America            21.5%(1)         30.5%            19.4%
    Asia                                       12.6%(1)         13.1%(1)         11.8%
    Europe                                      6.2%            12.6%             7.0%(1)
    Africa                                      1.6%             4.3%             8.3%
    Israel                                      0.1%             0.3%             0.6%

    Other                                       0.6%             0.1%             0.1%

    Total                                     100.0%           100.0%             100%

-------------------------
(1) Includes revenues from related parties of 29.8%, 13.0% and 3.2% for the years ended December 31, 2000, 2001 and 2002, respectively.

STRATEGIC ALLIANCES AND JOINT VENTURES

         In addition to our direct and indirect sales channels, we have established certain key strategic marketing relationships and joint ventures, including the following:

         SATLYNX S.A.. In April 2002, together with SES Global (SES Americom's affiliate), we announced the formation of a new company that provides two-way satellite broadband communications services to enterprises, consumers and Soho users throughout Europe. We and SES Global contributed cash and in kind contributions, which included one of our subsidiaries in Holland, existing facilities, transponders, hubs, terminals, other technology and technical as well as marketing assistance. Gilat transferred six of its European subsidiaries (in Italy, Germany, Czechoslovakia, England, Holland and France) such that substantially all of the service-providing business of Gilat in Europe has been transferred to this joint venture. The transaction between Gilat and SES Global was completed on May 24, 2002. We recognized equity losses in the amount of $4.1 million, representing the investment in Satlynx, certain receivables and guarantees provided to Satlynx. The future of Satlynx is contingent upon its ability to raise additional financing.

         STARBAND. In March 2000, we established a joint venture named StarBand (formerly known as Gilat-to-Home, Inc.) with MSN, EchoStar and ING, to provide broadband Internet access via satellite to residential, Soho and small business customers in North America. MSN and EchoStar originally invested $50,000,000 each and ING has invested $25,000,000 in cash in StarBand in exchange for both senior convertible preferred and common shares equal to 17.7%, 17.7% and 7.2%, respectively, of the outstanding capital of StarBand. Following an additional investment by EchoStar, Gilat, through Spacenet, owns approximately 35.0% of StarBand's outstanding shares.

         We have entered into a master supply and services agreement to support the performance by StarBand of a supply agreement with MSN. Under this agreement, we provide StarBand with, among other things, the following:

         o network operations equipment and software necessary for StarBand' network to operate;

         o     use of facilities in Virginia and Georgia; and

         o certain research and development support in connection with hardware, equipment and software maintenance.

         StarBand purchases most of the equipment and services necessary for its business exclusively from us, and we grant it exclusive rights to use the technology that it requires to provide its service to its customers in the United States and Canada. We have agreed not to compete with StarBand's business in the North American residential, Soho and small business market, and StarBand has agreed not to compete with us in the area of data delivery for enterprise network applications for our VSATs.

       On May 31, 2002, StarBand filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. Since that time, we have provided to StarBand approximately $7 million of "debtor in possession" financing, the majority of which has been in the form of transponder capacity, and additional financing of approximately $18 million. There is no guarantee that StarBand will emerge from bankruptcy.

         KNOWLEDGEBROADCASTING.COM. On March 6, 2000, we completed a $10 million investment transaction with Knowledge Net Holdings LLC, a subsidiary of Knowledge Universe, Inc., in exchange for 10 million common units (approximately 5.6% of the outstanding units) of KnowledgeBroadcasting.com LLC ("KBC"), warrants and certain commercial and other rights. KBC was formed to distribute knowledge-based content using interactive broadband satellite and other technologies. We are also entitled to appoint one director to the board of KBC as long as we hold a minimum number of KBC units. KBC is currently focusing on developing and marketing a new technology platform for content delivery and presentation.

         As part of this transaction, for five years, KBC may purchase equipment and services from us at favorable prices. For up to two years, to the extent that we do not exercise the Warrant, KBC may pay for up to $20 million of equipment and/or services with KBC common units valued at one dollar per unit (such number of units to be deducted from the total available number of Warrant Units). We also provided KBC with a five-year warrant to purchase approximately 191,000 of our ordinary shares at a purchase price of $157.05 per share. This warrant becomes effective only when KBC provides certain knowledge-based content Gilat. Such content has not yet been made available to Gilat.

         In June 2001, we received $2.5 million from KBC as a result of a cash distribution to shareholders. In September 2001, we wrote-off the $7.5 million investment. For more information, please see Item 5: "Operating and Financial Review and Prospects - General - Restructuring, Write-offs and Other Significant Charges."

         GTH LA ANTILLES. We initiated our rural telephony project in 1997 through our then wholly owned subsidiary, GTH LA Antilles, previously named Global Village Telecom N.V. GTH LA Antilles was established to design, deploy, manage and operate, alone or with local partners, rural telephony communications networks to provide fixed-site, basic telephony service to rural and remote markets in developing countries, as well as other markets for public telephony service.

         In April 1998, GTH LA Antilles completed a $40 million private placement with an international group of investors (the "Other Investors"), as a result of which our interest in GTH LA Antilles was reduced to a minority. We invested $2.5 million in GTH LA Antilles as part of the private placement. We also provided a $7.5 million loan convertible into common shares equal to approximately 15% of GTH LA Antilles.

         In April 2000, we completed a share exchange transaction in which we acquired all the outstanding shares of the Other Investors in exchange for the transfer to a new company organized by the Other Investors of GTH LA Antilles' entire right and interest in two Brazilian subsidiaries, which were formed to provide telephone and other telecommunications services in South Central Brazil. All other agreements among the parties under the original private placement transaction were terminated and the Other Investors were given the right to the name and marks "GVT" and "Global Village Telecom." As part of the April 2000 transaction, we also provided the Other Investors' new company with a $40 million loan in exchange for a note convertible into common shares equal to approximately 9.1% of this new company's then outstanding shares.

         In 2002, the Company recognized an impairment of the above long term loan in an amount of 39.4 million. For more information please see Item 5:
"Operating and Financial Review and Prospects-General-Restructuring Changes, Write-offs and Other Significant Charges."

         As a result of the transaction, we own substantially all of the outstanding shares of GTH LA Antilles. We also renamed the company "Gilat-To-Home Latin America (Netherlands Antilles) N.V." from its previous name Global Village Telecom (Netherlands Antilles) N.V. We have been marketing our DialAw@y IP VSAT product, and other voice products in Latin America, through GTH LA Antilles and GTH LA Antilles' local partners. Subject to certain governmental and other consents and approvals where needed, and subject, further, to the sale of certain portions of our Latin America business to rStar, we operate in Latin America through subsidiaries.

         RSTAR. In January 2001, following a tender offer, we became the owners of 51% of the outstanding shares of rStar at a cost of approximately $51 million. In May 2001, rStar issued and delivered to Gilat 19,396,552 shares of rStar Common Stock, in full satisfaction of rStar's outstanding capital lease obligations to Spacenet in the amount of approximately $ 45 million, which resulted in Gilat increasing its share holdings in rStar to approximately 66%. In August 2002, we completed a transaction in which we acquired additional shares of rStar and became approximately 85% of rStar. As part of this transaction, we sold to rStar the exclusive rights in Latin American countries (excluding Mexico, but including, among others, Brazil, Argentina, Colombia, Peru and, subject to certain restrictions, Chile) (i) to implement, operate and market broadband Internet access services and voice services to residential consumers and Soho subscribers, (ii) to provide a bundled product with direct-to-home television service using a single satellite dish, and (iii) to provide such new technologies and products related to the foregoing as Gilat may in the future develop or make available to StarBand, which shall be offered to rStar upon commercially reasonable terms. In Mexico, rStar received only non-exclusive rights.

         Under the acquisition agreement, rStar purchased the outstanding capital stock of StarBand Latin America in exchange for 43,103,448 shares of rStar common stock. StarBand Latin America was created to provide, through local subsidiaries, two-way always on, high-speed Internet access and telephony to residential and Soho customers in Latin America.

         The acquisition agreement also provides that rStar stockholders, excluding Gilat and its corporate affiliates, will be entitled to a pro rata share of a special cash distribution that may equal, in the aggregate, $10 million if the Latin American business transferred to rStar does not achieve certain earnings targets during each of the twelve-month periods ended June 30, 2003 and June 30, 2004.

         In September 2001, the Company wrote off goodwill related to rStar in an amount of $50.6 million. The Company recorded an impairment in 2002 of the remaining goodwill of $3.1 million and an additional goodwill acquired during 2002 in the amount of $13.1 million. For more information, please see Item 5:
"Operating and Financial Review and Prospects - General - Restructuring Charges, Write-Offs and Other Significant Charges".

BACKLOG

         The 2002 year-end backlog for equipment sales and revenues from multi-year service contracts for our VSAT products was approximately $250 million, up from approximately $230 million at the year-end 2001. Approximately $65 million of this backlog is related to two bids awarded to us by the Ministry of Communications in Colombia.

PATENTS AND INTELLECTUAL PROPERTY

         We currently rely on a combination of patent, trade secret, copyright and trademark law, together with non-disclosure agreements and technical measures, to establish and protect proprietary rights in our products. We hold a U.S. patent for a commercial satellite communication system that allows random access to allotted frequency and time segments on satellites. The patented system allows our customers to utilize lower cost networks, while maintaining sufficient throughput and response times. We have filed applications for registration of additional patents that include improvements to our satellite access scheme.

         We believe that our patents are important to our business. We also believe that the improvement of existing products, reliance upon trade secrets and unpatented proprietary know-how as well as the development of new products are generally as important as patent protection in establishing and maintaining a competitive advantage. We believe that the value of our products is dependent upon our proprietary software and hardware remaining "trade secrets" or subject to copyright protection. Generally, we enter into non-disclosure and invention assignment agreements with our employees, subcontractors and certain customers and other business partners. However, we cannot assure that our proprietary technology will remain a trade secret, or that others will not develop a similar technology or use such technology in products competitive with those offered by us.

         We periodically receive communications asserting that our products or applications thereof infringe third party patent copyright or other intellectual property rights. We also send similar communications to third parties which we believe may be infringing our patents. See "Item 8: Financial Information - Legal Proceedings".

         While we do not believe we are currently infringing any intellectual property rights of third parties, we cannot assure that other companies will not, in the future, pursue claims against us with respect to the alleged infringement of patents, copyrights or other intellectual property rights owned by third parties. In addition, litigation may be necessary to protect our intellectual property rights and trade secrets, to determine the validity of and scope of the propriety rights of others, or to defend against third-party claims of invalidity. Any litigation could result in substantial costs and diversion of resources and could have a material adverse effect on Gilat's business, financial condition and operating results.

         We cannot assure that additional infringement, invalidity, right to use or ownership claims by third parties, or claims for indemnification resulting from infringement claims will not be asserted in the future. If any claims or actions are asserted against us, we may seek to obtain a license under a third party's intellectual property rights. We cannot assure, however, that a license will be available under terms that are acceptable to us, if at all. The failure to obtain a license under a patent or intellectual property right from a third party for technology used by us could cause us to incur substantial liabilities and to suspend the manufacture of the product covered by the patent or intellectual property right. In addition, we may be required to redesign our products to eliminate infringement if a license is not available. Such redesign, if possible, could result in substantial delays in marketing of products and in significant costs. In addition, should we decide to litigate such claims, such litigation could be extremely expensive and time consuming and could materially adversely affect our business, financial condition and operating results, regardless of the outcome of the litigation.

CUSTOMERS

         The majority of the customers for our products and services are large retail and consumer-oriented businesses, including retail and consumer distribution, convenience stores, restaurants and hospitality establishments, gas stations, hotels, brokerage, banking and financial services providers, communications companies, lotteries, automotive and governmental institutions. We sell our products directly to these customers or indirectly through resellers. In general, networks for these customers range from approximately 100 to 4,000 sites, although some customers have satellite data networks considerably smaller and others, considerably larger than this range. For example, GTECH, a lottery provider in the United States, has deployed more than 25,000 Skystar Advantage VSATs about the world. In Peru, Gilat has deployed 6,000 Dial@way IP VSATs providing telephony and Internet services. In South Africa, Gilat has been contracted to deploy up to 26,000 Skystar 360E Broadband VSATs over the next five years.

         As of December 2002 StarBand had approximately 40,000 subscribers and is currently the biggest customer of our SkyBlaster 360 VSAT.

         During 1998, we were selected as subcontractor, under a prime contract awarded to MCI Corporation, for the provision of VSAT services to the United States Postal Service (the "USPS"). Although the contract does not require the USPS to purchase specific quantities at specific dates, the USPS program is has initially linked 10,000 small associated office locations throughout the United States, with potential growth to 26,000 sites during the ten-year program. Our VSAT services are providing the USPS with a comprehensive upgrade to existing terrestrial dial-up services now in use at post offices across the United States. The network supports a wide range of applications, including point-of-sale and credit card processing, package delivery confirmation, remote monitoring, software and data file downloading, IP multicasting, and multimedia broadcast. The network provided the USPS with world-class connectivity to all locations, enabling a state-of-the-art customer service infrastructure. As of December 2002, we have installed VSATs at approximately 11,000 small associated office locations. In addition, approximately 7,000 VSATs are being installed as back-up services to the existing MCI WorldCom Frame Relay network at large associated office locations. At present, MCI WorldCom is under reorganization in accordance with Chapter 11 of the U.S. Bankruptcy Code.

COMPETITION

         The network communications industry is highly competitive and the level of competition is increasing. As a provider of data network products and services in the United States and internationally, we compete with a large number of telecommunications service providers. Many of these competitors have significant competitive advantages, including long-standing customer relationships, close ties with regulatory and local authorities and control over connections to local telephone networks. This increasingly competitive environment has put pressure on prices and margins. To compete effectively, we emphasize the price competitiveness of our products as compared to products offered by ground-based and other satellite service providers, the advantages of satellite data networks in general, our network quality, our customization capability, our offering of networks as a turnkey service rather than as an equipment sale and our provision of a single point of contact for products and services.

         We have encountered strong competition from major established carriers such as AT&T, MCI WorldCom, Sprint, British Telecom, France Telecom, Deutsche Telekom and global consortia of PTTs and other major carriers, which provide international telephone, private line and private network services using their national telephone networks and those of other carriers. Such carriers also offer technological solutions for customer networks, including ISDN lines and frame relay networks. Fiber optic cable is increasingly available for wide bandwidth networks in the United States and Western Europe and competitive issues often involve tradeoffs among price, various features and customer needs for specialized services or technologies. We are facing increasing competition from ground-based telecommunications service providers that use frame relay, fiber optic networks and digital network switching to provide competitive network offerings.

         Our VSAT networks generally have an advantage over terrestrial networks where the network must reach many locations over large distances, where the customer has a "last mile" or congestion problem that cannot be solved easily with terrestrial facilities and where there is a need for transmission to remote locations or emerging markets, as discussed more fully above. By comparison, ground-based facilities (e.g., fiber optic cables) often have an advantage for carrying large amounts of bulk traffic between a small number of fixed locations. However, a customer's particular circumstances, the pricing offered by suppliers and the effectiveness of the marketing efforts of the competing suppliers also play a key role in this competitive environment.

         The major telecom carriers also serve as resellers of our products and services, and are an increasingly important distribution channel in Asia and Latin America.

         Our principal competitor in the supply of VSAT satellite networks is Hughes Network Systems, which offers a full line of VSAT products and services and which obtains most of its satellite capacity on the satellite system operated by its affiliates Hughes Galaxy and PanAmSat. In competing with Hughes Network Systems, we emphasize particular technological features of our products and services, our ability to customize networks and perform desired development work, the quality of our customer service and our willingness to be flexible in structuring arrangements for the customer. In addition, we face competition on all of our product lines from ViaSat, Inc.

         We expect our principal competition in the VSAT-based consumer broadband arena to come from three terrestrial broadband service technologies: cable, DSL and fixed wireless. Recently, potential competitors have announced the introduction of two-way satellite Internet products and services. We believe that our more mature product will allow us to compete effectively in this market.

         The VSAT-based broadband solution can be differentiated from the terrestrial competition by two primary characteristics: rapid availability and more efficient distribution. Unlike cable and DSL, the satellite-based solution provided by StarBand is immediately available upon installation of the equipment at a consumer's home. Additionally, the broadband service offered by StarBand is expected to offer subscribers broadcast and multicast broadband content without last-mile bottlenecks often experienced with terrestrial networks.

         We may experience increased competition in the future from existing or new competitors in the hardware, services and the consumer broadband spheres that may adversely affect our ability to continue to market our products and services successfully. We believe that we have been able to compete successfully with larger telecommunications companies in part by entering into strategic joint development and marketing relationships with major companies such asSES Global, by developing new products such as Skystar 360E and by emphasizing low-cost product and service features and functions that meet the needs of customers in the markets in which we compete. See Item 4: "Information on the Company -- Patents and Intellectual Property."

         We believe that our major competitors have the resources available to develop products with features and functions competitive with or superior to those offered by us. In addition, the entry of new companies into the market or the expansion by existing competitors of their product lines could have an adverse effect on us. However, we believe that our primary competitive advantage is our ability to provide products with relatively low overall cost and high functionality. We also compete on the basis of the performance characteristics of our products and our ability to customize certain network functions. We cannot assure that our competitors will not develop such features or functions, that we will be able to maintain a cost advantage for these products or that new companies will not enter these markets.

         We also compete with other companies that offer communications networks and services based on other technologies (e.g., ground-based lines and frame relay, radio transmissions, point-to-point microwave) that can be competitive in terms of price and performance with our products. For example, there is a competing technology for a unidirectional VSAT system that uses a lower-cost remote terminal but requires more satellite space segments capacity than our unidirectional VSAT products. See Item 3: "Key Information -- Risk Factors; Competition in the network communications industry."

GOVERNMENT REGULATION

REGULATORY OVERVIEW

         The international telecommunications environment is highly regulated. As a provider of communications services in the United States, we are subject to the regulatory authority of the United States, primarily the FCC. We are also subject to regulation by the national communications authorities of other countries in which we provide service. Each of these entities can potentially impose operational restrictions on us. The changing policies and regulations of the United States and other countries will continue to affect the international telecommunications industry. We cannot predict the impact that these changes will have on our business or whether the general deregulatory trend in recent years will continue. We believe that continued deregulation would be beneficial to us, but also could reduce the limitations facing many of our existing competitors and potential new competitors.

         We are required to obtain approvals from numerous national and local authorities in the ordinary course of our business in connection with most arrangements for the provision of services. The necessary approvals generally have not been difficult for us to obtain in a timely manner. However, the failure to obtain particular approvals has delayed, and in the future may delay our provision of services. Moreover, it is possible that any approvals that may be granted may be subject to materially adverse conditions.

UNITED STATES REGULATION

         All entities that use radio frequencies to provide communications services in the United States are subject to the jurisdiction of the FCC under the Communications Act of 1934, as amended (the "Communications Act"). The Communications Act prohibits the operation of satellite earth station facilities and VSAT systems such as those operated by us except under licenses issued by the FCC. Major changes in earth station or VSAT operations require modifications to the FCC licenses, which must also be approved by the FCC. The licenses we hold are granted for ten-year terms. The FCC generally renews satellite earth station and VSAT licenses routinely, but we cannot guarantee that our licenses will be renewed at their expiration dates or that such renewals will be for full terms. In addition, certain aspects of our business may be subject to state and local regulation including, for example, local zoning laws affecting the installation of satellite antennas.

INTERNATIONAL REGULATION

         We must comply with the applicable laws and obtain the approval of the regulatory authority of each country in which we propose to provide network services or operate VSATs. The laws and regulatory requirements regulating access to satellite systems vary from country to country. Some countries have substantially deregulated satellite communications, while other countries maintain strict monopoly regimes. The application procedure can be time-consuming and costly, and the terms of licenses vary for different countries. In addition, in some countries there may be restrictions on our ability to interconnect with the local switched telephone network.

POLITICAL AND ECONOMIC CONDITIONS IN ISRAEL

         We are incorporated under the laws of, and our offices and manufacturing facilities are located in, the State of Israel. Accordingly, we are directly affected by political, economic and military conditions in Israel. Our operations would be materially adversely affected if major hostilities involving Israel should occur or if trade between Israel and its present trading partners should be curtailed.

         Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. However, a peace agreement between Israel and Egypt was signed in 1979 and, a peace agreement between Israel and Jordan was signed in 1994. Since 1993, several agreements between Israel and Palestinian representatives have been signed but since October 2000, there has been substantial deterioration in the relationship between Israel and the Palestinian Authority, which has resulted in increased violence. The future effect of this deterioration and violence on the Israeli economy and our operations is unclear. As of the date hereof, Israel has not entered into any peace agreement with Syria, Lebanon or other Arab countries except those mentioned above, and no prediction can be made as to whether any other agreements will be entered into between Israel and its neighboring countries. The ongoing violence between Israel and the Palestinians and tension between Israel and neighboring Syria and Lebanon may have a material adverse effect on our business, financial conditions or results of operations. Generally, male adult citizens and permanent residents of Israel under the age of 51 are, unless exempt, obligated to perform up to 43 days of military reserve duty annually (from May 2003, such obligation will be generally reduced to 36 days). Additionally, all such residents are subject to being called to active duty at any time under emergency circumstances. Some of our officers and employees are currently obligated to perform annual reserve duty. While we have operated effectively under these requirements since we began operations, no assessment can be made as to the full impact of such requirements on our workforce or business if conditions should change, and no prediction can be made as to the effect on us of any expansion or reduction of such obligations.

         In addition, in the event and to the extent the recent armed conflict entered into by the United States and other countries in Iraq will impact Israel, our operations may adversely affected.

         Israel's economy has been subject to numerous destabilizing factors, including a period of rampant inflation in the early to mid-1980s, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. The Israeli government has, for these and other reasons, intervened in various sectors of the economy employing, among other means, fiscal and monetary policies, import duties, foreign currency restrictions and control of wages, prices and foreign currency exchange rates. The Israeli government has periodically changed its policies in all these areas.

         In addition, certain countries, companies and organizations continue to participate in a boycott of Israeli firms. We do not believe that the boycott has had a material adverse effect on us, but there can be no assurance that restrictive law, policies or practices directed toward Israel or Israeli businesses will not have an adverse impact on the expansion of our business.

TRADE AGREEMENTS

         Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development and the International Finance Corporation. Israel is a member of the World Trade Organization and is a signatory of the General Agreement on Trade in Services and to the Agreement on Basic Telecommunications Services. Israel is a signatory to the General Agreement on Tariffs and Trade, which provides for the reciprocal lowering of trade barriers among its members. In addition, Israel has been granted preferences under the Generalized System of Preferences from the United States, Australia, Canada and Japan. These preferences allow Israel to export the products covered by such programs either duty-free or at reduced tariffs.

         Israel and the European Union concluded a Free Trade Agreement in July 1975 that confers certain advantages with respect to Israeli exports to most European countries and obligates Israel to lower its tariffs with respect to imports from these countries over a number of years. In June 2000, Israel was admitted as an Associate Member of the European Union. In 1985, Israel and the United States entered into an agreement to establish a Free Trade Area that has eliminated all tariff and certain non-tariff barriers on most trade between the two countries. On January 1, 1993, Israel and the European Free Trade Association ("EFTA") entered into an agreement establishing a free-trade zone between Israel and the EFTA nations. In recent years, Israel has established commercial and trade relations with a number of other nations, (including Russia, the People's Republic of China, India and nations in Eastern Europe and
Asia) with which Israel had not previously had such relations.

ORGANIZATIONAL STRUCTURE

         We own a number of subsidiaries that provide marketing sale support, sell our VSAT products or provide related services. The following table sets forth our significant subsidiaries, as of December 31, 2002:

                                                   PLACE OF           OWNERSHIP
      COMPANY                                   INCORPORATION         INTEREST
------------------                            -----------------      -----------
Spacenet Inc.                                 United States              100%
rStar Corporation                             Delaware                    85%
Gilat Satellite Networks (Holland) B.V.       Holland                    100%
Satlynx S.A.                                  Luxembourg                  50%


PROPERTY AND EQUIPMENT

         Our products are primarily designed, assembled, manufactured and tested at our facility in Petah Tikva, Israel. In April 1996, we moved to approximately 62,000 square feet of office, manufacturing and warehousing facilities in Petah Tikva, Israel, which was expanded by an additional 57,000 square feet at the end of 1997. We purchased approximately 93,000 square feet of additional facilities in 1997 for a contract price of approximately $17.4 million, including taxes and related expenses. We have paid the full amount of the purchase price and the construction was completed in 1999. In addition we have (i) purchased 34,120 square feet of additional space in an adjoining building, at a price of approximately $3.2 million; and (ii) acquired an additional 65,000 square feet of adjoining real property for future expansion. In 2000, we exercised our contractual option to acquire approximately 79,000 square feet of additional space, including parking and commercial space, at a price of approximately $16.6 million including taxes and related expenses. Our products are primarily designed, assembled, manufactured and tested at our facility in Petah Tikva, Israel. In April 1996, we moved to approximately 62,000 square feet of office, manufacturing and warehousing facilities in Petah Tikva, Israel, which was expanded by an additional 57,000 square feet at the end of 1997. We purchased approximately 93,000 square feet of additional facilities in 1997 for a contract price of approximately $17.4 million, including taxes and related expenses. We have paid the full amount of the purchase price and the construction was completed in 1999. In addition we have (i) purchased 34,120 square feet of additional space in an adjoining building, at a price of approximately $3.2 million. In 2000, we exercised our contractual option to acquire approximately 79,000 square feet of additional space, including parking and commercial space, at a price of approximately $16.6 million including taxes and related expense. The net book value of the facilities in Petah Tikvah is $71.5 million and such amount appears in the audited financial statements incorporated as part of this Annual Report on Form 20F. A recent valuation of the land and facilities valued the property at approximately $48.5 million. In accordance with SFAS 144, since the property is not presently for sale, the Company tested the recoverability of its facilities as part of a group of assets and determined that no impairment charge should be recorded as of December 31, 2002. If the Company is to put the facilities up for sale, it will in all likelihood realize the valued amount and in the fiscal year that it is put up for sale, will be required to record the difference between the carrying amount and the fair value as an impairment in the statement of operations, all in accordance with SFAS 144.

         Our current manufacturing facilities have sufficient capacity to handle current demand. We continuously adjust our capacity based on our production requirements. We also work with third party vendors for the development and manufacture of components integrated into our products, as well as for assembly of components for our products. We have implemented a multifaceted strategy focused on meeting customer demand for our products and reducing production costs. Our operations group, together with our research and development group, is working with our vendors and subcontractors to increase development and production efficiency in order to obtain higher component quantities at reduced prices.

          We currently lease warehouse space in Petah Tikva (approximately 7,200 square feet) and in Kanot (approximately 12,200 square feet) at an aggregate monthly fee of $7,600.We have network operations centers at McLean, Virginia and Argentina and shared hub facilities in Chicago, Illinois, Argentina, Brazil, Peru and Colombia, from which we perform network services and customer support functions 24 hours a day, 7 days a week, 365 days a year. The network operations centers allow us to perform diagnostic procedures on customer networks and to reconfigure networks to alter data speeds, change frequencies and provide additional bandwidth.

         Our facilities in Florida are located in Sunrise. In West Melbourne we lease approximately 31,000 square feet under a ten-year lease, which began May 1, 1997. Monthly rent is approximately $15,938. In Sunrise we lease approximately 9,000 square feet under a five-year lease agreement that terminates in February 2005. The Sunrise office serves our sale, finance and operations teams.

Our offices in McLean, Virginia originally comprised approximately 133,000 square feet, portions of which we sublease, such that the current monthly rental cost is approximately $239,000. These offices house our personnel and also contain one of our U.S. network operations centers. In June 2000 we purchased the land and building facilities used by Spacenet for a purchase price of approximately $24.3 million. In March 2001 we sold these premises for approximately $31.5 million (net obf related costs of approximately $1.5 million) and entered into a 15-year lease for this space, at an initial annual rent of approximately $3.5 million. In addition, we lease additional office space in McLean for Spacenet personnel comprising approximately 60,000 square feet at monthly rental of approximately $182,000. We also maintain space in Manassas, Virginia (through March 2003), Chicago, Illinois and Houston, Texas for sales and operations.

         In 2000 and 2002, we purchased and developed facilities on approximately 140,400 square feet of land in Backnang, Germany, for approximately $13 million. As of May 24, 2002, these facilities are leased to Gilat Europe GmbH, one of the six Gilat subsidiaries sold to Satlynx. In June 2001, we entered into a mortgage and loan agreement with a German bank, secured by our Backnang facilities. The mortgage is for approximately $5.3 million, of which (i) approximately $0.9 million bears interest at 5.86% and is repayable over 5 years commencing July 2001 and (ii) approximately $4.4 million bears interest at 6.3% and is repayable quarterly over 20 years commencing July 2006. In addition, Satlynx has been granted an option to purchase the Backnang facility. See Item 4: "Information on the Company - Strategic Alliances and Joint Venture - SES Global".

         We maintain offices in Santa Clara, California; Austin, Texas; Sunrise, Florida; Atlanta, Georgia; and in South America in Brazil, Argentina, Chile, Colombia, Mexico, and Peru, along with representative offices in Beijing, and Melbourne, Prague, Pretoria, Sao Paulo, Buenos Aires, New Delhi, Almaty, Kazahkstan, and small facilities in other locations.

ITEM 5:  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  RESULTS OF OPERATIONS AND FINANCIAL CONDITION

GENERAL

         We commenced operations in 1987 and shipped our initial product, a first generation OneWay VSAT, in 1989. Since that time, we have devoted significant resources to developing and enhancing our VSATs and establishing strategic alliances primarily with major telecommunications companies and equipment suppliers. We have also broadened our marketing strategy to emphasize sales to customers directly and through new distribution channels.

         We generate revenue from sales of our satellite-based networking applications and services to our customers worldwide. The charges to customers for satellite networking products and services vary with the number of sites, the length of the contract, the amount of satellite capacity and the types of technologies and protocols employed.

         Gilat's discussion and analysis of its financial condition and results of operations are based upon our audited consolidated financial information included in this annual report on Form 20F, which assumes that we will continue as a going concern and which has been prepared in accordance with accounting principles generally accepted in the United States. The preparation of the financial information requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, account receivables, inventories, intangible assets, restructuring, revenues, and contingencies. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

         The currency of the primary economic environment in which most of our operations are conducted is the U.S. dollar and, therefore, we use the U.S. dollar as our functional and reporting currency. Transactions and balances originally denominated in U.S. dollars are presented at their original amounts. Gains and losses arising from non-U.S. dollar transactions and balances are included in the determination of net income. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our unaudited consolidated financial information included in this proxy solicitation.

         Gilat believes the following critical accounting policies reflect its more significant judgments and estimates used in the preparation of its consolidated financial statements included in this annual report on Form 20-F:

REVENUE RECOGNITION

         We recognize revenues from product sales when shipment has occurred, persuasive evidence of an arrangement exists, the vendor's fee is fixed or determinable, no future significant obligations exist and collection is probable. We do not grant rights of return. Determination of the probability of collection is based on management's judgments regarding the payment of fees for services rendered and products delivered. Should changes in conditions cause management to determine that these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

         We recognize revenues from long-term contracts on the percentage-of-completion method based upon the ratio of actual costs incurred to total costs estimated to be incurred over the duration of the contract. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. If we do not accurately estimate the resources required or the scope of work to be performed, or do not manage our projects properly within the planned periods of time or satisfy our obligations under contracts, then our future margins may be significantly and negatively affected or losses on existing contracts may need to be recognized. Any such resulting reductions in margins or contract losses could be material to our results of operations.

         We generally have two ways of recognizing leasing revenue, depending on whether the customer takes ownership of the network equipment or not. In one type of network services sale, the customer leases the hardware, software, satellite capacity and maintenance services, and we record revenue for the hardware and the software in cases where such leases qualify as capital leases in accordance with the provision of SFAS 13 "Accounting for Leases" in an amount equal to the present values of payments due under these contracts only when the network is installed and operational (or, in cases where the customer obtains its own installation services, when the equipment is shipped). Future interest income is deferred and recognized over the related lease term. Our revenue in respect of satellite capacity, maintenance and other recurring network management services is recognized over the period of the related maintenance/service contract or over the period in which the services are provided.

         Arrangements that include installation services are evaluated to determine whether those services are an integral component of the equipment used. When installation services are considered integral, revenues from products and installation services are recognized only upon installation. When services are not considered integral, revenues from products sales are recognized upon shipment and the service revenues are recognized when the services are performed.

         In the other type of network services sale, we procure and install the equipment and software, obtain the satellite capacity and provide network operations and monitoring for the customer over the contract term. Under this type of network services sale, we retain ownership and operation of the network and receive a monthly service fee (and recognizes revenue) over the term of the contract in accordance with the provision for operating leases of SFAS 13. In this instance, we depreciate the cost of the equipment used in our network service offerings over the life of the asset.

         We recognize service revenues ratably over the contractual period or as services are performed. Where arrangements involve multiple elements, revenue is allocated to each element based on the relative fair value of the element when sold separately.

COST OF REVENUES

         Cost of revenues, for both products and services, includes the cost of system design, equipment, satellite capacity, and third party maintenance and installation. For equipment contracts, cost of revenues is expensed as revenues are recognized. For network service contracts, cost of revenues is expensed as revenues are recognized over the term of the contract. For maintenance contracts, cost of revenues is expensed as the maintenance cost is incurred or over the term of the contract.

ACCOUNTS RECEIVABLE

         We are required to estimate our ability to collect our trade receivables. A considerable amount of judgment is required in assessing their ultimate realization. In 2001 and 2002, we provided allowance for our receivables relating to customers that were specifically identified by our management as having difficulties paying their respective receivables. As a result, management created a reserve for capital lease receivables, increased its bad debt provision and wrote off an amount of approximately $134.6 million (including $75 million related to StarBand) in 2001, and $34.7 million in 2002. For more details please refer to "Restructuring Charges, Write-Offs and Other Significant Charges" below.

INVENTORY

         We are required to state our inventories at the lower of cost or market price. In assessing the ultimate realization of inventories, we are required to make judgments as to future demand requirements and compare that with the current or committed inventory levels. We have recorded significant changes in required reserves in recent periods due to changes in strategic direction, such as discontinuation of product lines and due to changes in market conditions such as altered demands for product specifications. In 2001 and 2002 we wrote-off and marked down inventory in the amount of approximately $59.8 million and $20.1 million, respectively. It is possible that changes in required inventory reserves may continue to occur in the future due to the current market conditions.

IMPAIRMENT OF GOODWILL, INTANGIBLE ASSETS LONG LIVED ASSETS, AND INVESTMENT IN AFFILIATES

         Our business acquisitions typically result in goodwill and other intangible assets. We periodically evaluate our intangible assets for potential impairment indicators. Our judgments regarding the existence of impairment indicators are based on legal factors, market conditions and operational performance of our acquired businesses.

         In 2001, we recorded an impairment of goodwill in the amount of approximately $50.6 million, in accordance with Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" (SFAS No.
142), effective January 1, 2002, indefinite life intangible assets and goodwill are subject to annual impairment testing. As of December 31, 2002, all of the goodwill set forth in our financial statements in the amount of approximately $69.7 million was impaired (of which $13.0 million was acquired during 2002 and was recorded in our operating expenses and $56.7 million was recorded as a cumulative effect of a change in accounting principle in the first quarter of
2002).

         In 2001, we recorded an impairment of intangible assets and long-lived assets in the amount of approximately $43.0 million. In accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." the carrying value of finite life intangible assets and long lived assets should be reviewed periodically, and if this review indicates that the carrying amount is not recoverable, the carrying amount is reduced to its estimated fair value. In 2002 we recorded an impairment of intangible assets in the amount of $8.3 million, and impairment of other long lived assets in the amount of $42.4 million.

         In 2001, we also recorded an impairment of investments in affiliated and other companies in the amount of approximately $28.0 million. In accordance with Accounting Principle Board Opinion ("APB") No. 18 "The Equity Method of Accounting for Investments in Common Stock" ("APB 18"), investments in other companies are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable. In 2002, we recorded an impairment of our investments in other companies and long-term notes in the amount of $51.4 million

         Future events could cause us to conclude that impairment indicators exist and that additional intangible assets associated with our acquired businesses and our long-lived assets are impaired. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

RESTRUCTURING CHARGES, WRITE-OFFS AND OTHER SIGNIFICANT CHARGES

         During the year ended December 31, 2001, we did not meet our projected sales, primarily because of the negative impact on the communications industry. As such, we began to experience a slowdown in orders and sales in virtually all of our markets - vertical, consumer and enterprise. As a result, Gilat management adjusted the forecast of revenues for the years 2001 and 2002 and decided to discontinue selling certain products, to reduce our costs and to improve profitability.

         Furthermore, certain circumstances such as the global decrease in investments in telecommunications companies and depressed market conditions indicated that the carrying amount of our investments would not be recoverable.

         As a result, our management recorded the following charges:

         o In March and September 2001, we recorded restructuring charges of approximately $10 million and $20.3 million, respectively. The restructuring costs consisted of employee termination benefits associated with involuntary termination of approximately 650 employees including potential claims, compensation to certain suppliers and customers, costs associated with termination of lease commitments in respect of premises occupied by Gilat and other costs. The employee terminations resulted from our strategy to reduce costs and improve profitability.

         o In September 2001, as a result of adjusted forecast of revenues for the years 2001 and 2002, and the decision to discontinue selling certain products, we (i) wrote off excess inventories in order to adjust the inventory level to the new revenue expectations, in the amount of approximately $14 million; (ii) wrote off the products that were discontinued in accordance with the restructuring plan, in the amount of approximately $37 million; and (iii) marked down inventory that is expected to be sold at a price lower than the carrying value, in an amount of approximately $9 million.

         o In 2001, we provided allowance for our capital lease receivables relating to vertical market customers that were specifically identified by our management as having difficulties paying their respective receivables. In the third quarter of 2001, it became clear that these customers had been significantly adversely affected by the recession, evidenced in an abrupt drop in consumer spending, intensifying business lay-offs and an acceleration of the downsizing of businesses. Furthermore, in the third and fourth quarters of 2001 we increased our allowance for bad debt provision since certain circumstances such as the global decrease in the valuation of telecommunication companies, depressed market conditions and difficulties in collections from certain customers indicated that the carrying amount of the receivables may not be recoverable. As a result, our management created a reserve for capital lease receivables, increased our bad debt provision and wrote off an amount of approximately $134.6 million, including $75 million related to StarBand.

         o In 2001, we recorded an impairment of goodwill relating to rStar in an amount of $50.6 million as a result of the following factors: (i) the continued deterioration in market conditions in general and in the communication markets in particular; (ii) the permanent decrease in the expected income from rStar's target markets (primarily Latin America); (iii) the significant decrease of rStar's share price; and (iv) rStar's continued low share price for two fiscal quarters since the $45 million investment in May 2001, which indicated other than temporary impairment. In addition, in 2001, we recorded an impairment of intangible assets in an amount of $28.2 million. At this time, we also recorded impairment of property, equipment and current assets in an amount of $14.8 million.

         o During 2001, our management identified the following factors pertaining to companies in which we had invested: (i) some of the negotiations for additional funding were not successful or, subsequent investments were at very low valuations; (ii) a planned merger for one of the companies did not occur; (iii) weakness in the capital markets continued and intensified after the September 11, 2001 terrorist events; (iv) decreased levels of cash curtailed future financing prospects which are needed in order to finance our business; and (v) a growing weakness in the target markets of these companies was confirmed. The indicators specified above led us to conclude that these depressed market conditions were not temporary and needed to be considered in our financial statements. As a result, management decided to record a write off of the investment in KSAT in an amount of approximately $8.4 million and of other investments in an amount of $19.6 million in the year ended December 31, 2001.

         In the year ended December 31, 2002, the recession in the communications industry and the slowdown in orders continued. Furthermore, certain circumstances such as the global decrease in telecommunication companies and depressed market conditions indicated that the carrying amount of our investments would not be recoverable. In addition, in October 2002, we commenced the Arrangement to restructure our debt, which was successfully completed on March 6, 2003. Prior to and while the Arrangement was under negotiation, our ability to sell products and retain customers declined. As a result of the above, the Company's management recorded the following charges:

         o During 2002, as a result of an additional slowdown in orders and sales to our customers and the decision to discontinue selling certain products, we (i) wrote off excess inventories in order to adjust the inventory level to the new revenue expectations, in the amount of approximately $7.0 million; (ii) wrote off discontinued products in the amount of approximately $8.8 million; and (iii) marked down inventory that is expected to be sold at a price lower than the carrying value, in an amount of approximately $4.3 million.

         o During 2002, we increased our allowance for bad debt provision since certain circumstances such as the depressed market conditions and difficulties in collections from certain customers indicated that the carrying amount of the receivables may not be recoverable. As a result, we increased our bad debt provision and wrote off an amount of approximately $34.7 million.

         o In 2002, we recorded an impairment of all of the goodwill relating to our subsidiaries in an amount of $69.7 million. The impairment was prompted by the continued deterioration in market conditions in general and in the communication market in particular and the decrease in the projected income of our subsidiaries. The impairment of goodwill recognized at adoption of FASB 142 in the amount of $56.7 million is presented under "cumulative effect of a change in an accounting principle" and the impairment of goodwill recognized after adoption in the amount of $13.0 million is presented in our operating expenses.

         o Our management periodically reviews the carrying value of long lived assets in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." If this review indicates that the cost is not recoverable, the carrying value is reduced to its estimated fair value. Based on this reviews we recorded the following impairments:

               (i) In 2002, we recorded an impairment of intangible assets in the amount of $7.0 million and other intangible assets relating to technology that we no longer use in an amount of $1.3 million. The impairment consists of technology purchased by us in 2000 which is no longer in use and intangible assets from the purchase of Spacenet.

               (ii) We identified the following factors pertaining to property, plant and equipment: (i) decreased levels of cash has curtailed future financing prospects which are needed in order to finance our business; and (ii) a growing weakness in our target markets. In 2002 we recorded impairment of our property, plant and equipment in an amount of $42.4 million for adjustments of the carrying value of assets which are not used to generate our revenues to their fair value, and for adjustments of the carrying value of productive assets to their fair value according to the specifications of FASB 144.

               (iii)In light of our review of GVT's auditors' report in
                    connection with the financial statements of GVT as of September 30 and December 31, 2002 which noted that GVT may not be able to retain its existence as a going concern if they are unable to raise additional funding or otherwise generate sufficient revenues and other factors, and the fact that GVT did not repay the investment at maturity in December 2002, we concluded that these conditions are not temporary and need to be considered in our financial statements. As a result, we have recorded an impairment of our investment in GVT in an amount of approximately $39.4 million; and

               (iv) Our management identified the following factors pertaining to Communicacion y Telefonia Rural S.A. ("CTR") a company in Chile in which we had invested: (i) financial press releases from CTR's public parent company indicate that CTR's revenues continue to decrease; (ii) during 2002,the Chilean currency devalued significantly resulting in a decrease in EBITDA and a poor economic environment; (iii) although CTR has a positive EBITDA, it has a substantial amount of third party and related party debt and with these payments and the deflation in Chile CTR is not generating any cash flow; and
                    (iv) based on adjustment provisions in the investment agreement, our ownership percentage was decreased at December 31, 2002 from 13% to 4% due to lower than anticipated earnings of the assets sold by Gilat to CTR. As a result of all of the above, we have recorded an impairment of our investment in CTR in an amount of approximately $11.2 million. In addition, we recorded an impairment of other investments in the amount of $0.8 million.

COMMITMENTS AND CONTINGENCIES

         On March 6, 2003, the Israeli court approved a restructuring of our debts which included the following changes to our current commitment and the creation of new commitments:

         NEW NOTES

         We exchanged our old notes which had a principal amount of $350 million for (i) 202,083,908 ordinary shares; and (ii) $83.254 million in principal amount of 4.00% convertible notes due in 2012.

         BANK HAPOALIM

         Of the $102 million due from us to Bank Hapoalim, (i) $25.5 million was converted into 18,488,590 ordinary shares; (ii) $5.1 million was converted into Notes of the same principal amount; and (iii) the remaining debt of $71.4 million remains as a loan with revised terms. The revised terms of the loan include equal semiannual installments of principal of $4.463 million beginning on July 2, 2005, with a last installment of $8.926 million on July 2, 2012. The loan bears interest at the six-month LIBOR rate plus 2.5% and is payable semiannually together with the installments of principal.

         Bank Leumi Le-Israel B.M.

         We revised the terms of the loan owed by us to Bank Leumi Le-Israel B.M. in the principal amount of $30 million. The revised terms of the restructured loan include principal payments in the amount of $1 million annually during each of 2003 and 2004, and principal payments of $4 million annually during each of the years 2005 through 2011. The loan bears interest at the six-month LIBOR rate plus 2.5%. In addition, Bank Leumi agreed to maintain its line of credit utilized for performance guarantees for the benefit of Gilat in the existing aggregate amount of $15 million for at least one year, subject to the limitation that continued availability of the line of credit may be affected by the overall collateral made available by us in support of credit used by us in the future for the issuance of guarantees.

         That amount does not include additional guarantees that have been or may be granted by Bank Leumi and are or will be secured by specific charges on our deposits at Bank Leumi.

         ISRAEL DISCOUNT BANK LTD.

         Israel Discount Bank Ltd. agreed to maintain its performance guarantees for the benefit of Gilat in the amount of $13.3 million for at least one year. Such amount does not include additional guarantees that have been or may be granted by Discount Bank and are or will be secured by specific charges on our deposits at Discount Bank.

         SES AMERICOM

         SES Americom agreed to terminate its transponder agreements with Spacenet Inc., which related to StarBand. In addition, SES Americom agreed to defer payments by Spacenet in connection with other agreements. As part of the arrangement, we issued to SES Americom an additional 14,261,048 shares.

         As part of the Arrangement approved by the Israeli court, we granted to the banks referred to above, in addition to existing security interests in favor of the banks, a first priority security interest consisting of a floating charge on all of our assets and we pledged for their benefit all of the shares that we own in Spacenet. We granted to holders of the Notes a second priority security interest in the same collateral.

         In December 2002, we were awarded two substantial contracts for the provision of equipment and services in Colombia. In order to secure these contracts, we provided a bank guarantee from Bank Hapoalim in the amount of $10 million.

         In addition, in August 2002, we concluded the acquisition of rStar, increasing our ownership in this entity to approximately 85%. Under the terms of the acquisition, we may be required to pay rStar shareholders a special consideration of up to $10 million, $5 million of which may become due in June 2003 and $5 million of which may become due in June 2004. The Company estimates that no provision is needed for the first distribution as of December 31, 2002. The Company has provided a provision for the second distribution as of December 31, 2002 as management's current assessment is that with the current level of sales in 2003 and with the uncertainties in the markets in which rStar operates, it is probable that the special distribution will be paid in 2004. However, if rStar is successful in growing its business and increasing its net income during 2003, the special distribution may not need to be paid in part or at all.

         We are subject to proceedings, lawsuits and other claims related to labor, products, intellectual property, security fraud and other matters. We are required to assess the likelihood of any adverse judgments or outcomes to these matters as well as the potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies are made after careful analysis of each individual issue. The required reserves may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

EMPLOYEE SEVERANCE FUND

         Our intention in 2003 is to continue our current policy of depositing quarterly cash amounts in the severance pay funds of our employees. The amounts that we plan to deposit are intended to cover the difference between the severance pay amounts required to be paid to employees by Israeli law in case of termination of their employment and the current balance of the personal severance funds of our employees. We will deposit an amount of $350,000 in the severance pay funds during the third quarter of 2003. In the fourth quarter, we will deposit an additional amount, if and to the extent necessary to satisfy any shortfall, provided that in no event will such amount exceed $350,000.

RESULTS OF OPERATIONS OF GILAT

         The following table sets forth, for the periods indicated, the percentage of revenues represented by certain line items from our audited consolidated statements of income.

PERCENTAGE OF REVENUES

                                                                                      YEAR ENDED DECEMBER 31,
                                                                         --------------------------------------------------
                                                                              2000              2001              2002
                                                                         --------------    --------------    --------------
 Revenues:
   Products *)                                                            %     78.9        %     72.4        %     62.3
   Services *)                                                                  21.1              27.6              37.7
                                                                         --------------    --------------    --------------
                                                                          %    100.0        %    100.0        %    100.0
                                                                         --------------    --------------    --------------
 Cost of revenues:
   Products                                                                     52.6              50.4              51.5
   Services *)                                                                  15.7              24.5              29.5
   Write-off of inventories                                                                       15.5               9.6
                                                                         --------------    --------------    --------------
                                                                                68.3              90.4              90.6
                                                                         --------------    --------------    --------------

 Gross profit                                                                   31.7               9.6               9.4
                                                                         --------------    --------------    --------------
 Research and development costs, net *)                                          6.2               9.2              12.0
 Selling, marketing, general and administrative expenses                        16.4              31.5              41.3
 Provision and write-off for doubtful accounts and capital lease
   receivables **)                                                               0.7              34.9              16.6

 Impairment of tangible and intangible assets                                                     11.1              24.3
 Impairment of Goodwill                                                                           13.1               6.3
 Restructuring charges                                                                             7.8
                                                                         --------------    --------------    --------------
 Operating income (loss)                                                         8.4             (98.0)            (91.1)
 Financial income (expenses), net                                               (0.3)             (5.5)            (10.2)
 Write-off of investments                                                       (1.9)             (7.3)            (24.6)
                                                                         --------------    --------------    --------------
 Income (loss) before taxes on income                                            6.2            (110.8)           (125.9)
 Taxes on income                                                                 0.4              (0.3)             (0.4)
                                                                         --------------    --------------    --------------
 Income (loss) after taxes on income                                             5.8            (111.1)           (126.3)
 Equity in losses of affiliated companies                                       (0.2)             (0.1)            (14.1)
 Acquired in-process research and development of an affiliated company          (2.0)
 Minority interest in losses of subsidiaries                                     0.1               1.6               1.7
                                                                         --------------    --------------    --------------

 Net income (loss) from continuing operations, before cumulative
   effect of a change in an accounting principle                                 3.7            (109.6)           (138.7)

 Net loss from cumulative effect of a change in an accounting
   principle                                                                                                       (27.2)
 Loss from discontinued operations                                                                (1.6)             (0.9)
                                                                         --------------    --------------    --------------

 Net income (loss)                                                        %      3.7        %   (111.2)       %   (166.8)
                                                                         ==============    ==============    ==============

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

         REVENUES. Our product revenues decreased by 53.4% to approximately $130.0 million in 2002 from approximately $279.2 million in 2001. Our service revenues decreased by 26.2% to approximately $78.7 million in 2002 from approximately $106.7 million in 2001. The decline in revenues can be attributed to the following factors: (i) in October 2002, we commenced the Arrangement to restructure our debt, which was successfully completed on March 6, 2003. Prior to and while the Arrangement was under negotiation, our ability to sell products and retain customers declined; (ii) we did not win any bids in Latin America until September 30, 2002, and despite our being awarded two large contracts in Colombia and a third in Brazil in the fourth quarter of 2002, no revenues were recognized in 2002 on the bids we won in Latin America after September 30, 2002; and (iii) our sale of six European entities to our joint venture, Satlynx S.A. caused a decline in service-related revenues. In addition, we have also experienced a slowdown in orders and sales in all of our markets and are affected, like all others in our industry, by economic conditions in the United States which are globally affecting the telecommunications industry.

         GROSS PROFIT. Gross profit decreased by 47.3% to approximately $19.6 million in 2002 from approximately $37.2 million in 2001. The gross profit margin decreased to 9.4% in 2002 from 9.6 % in 2001. The decrease in our gross profit margin was due to the decrease in revenues, a limited ability to decrease fixed costs and a downward pressure on prices in the industry. The decrease was offset by excess inventory and discontinued products that were written off in 2002 in an amount of approximately $20.1 million compared with $59.8 million during 2001.

         RESEARCH AND DEVELOPMENT COSTS. Gross research and development costs decreased by 34.8% to approximately $29.0 million in 2002, from approximately $44.5 million in 2001, and as a percentage of revenues, increased to 13.9% in 2002 from 11.5% in 2001, mainly due to our decreased revenues. Research and development grants and funding, as a percentage of gross research and development costs, decreased to 13.6% in 2002 compared to 19.9% in 2001. This increase is primarily attributable to payments required to be made by StarBand in 2001, which did not exist in 2002. Net research and development costs, decreased to approximately $25.1 million in 2002 from approximately $35.6 million in 2001, and increased as a percentage of sales to 12.0% from 9.2% respectively, mainly due to the decrease in revenues. The dollar decrease in such costs in 2002 was primarily due to implementation of restructuring plans, which led to a decrease in research and development personnel and management's decision to stop further development of the rStar browser technology.

         SELLING, MARKETING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, marketing, general and administrative expenses decreased by 29.1% in 2002 to approximately $86.2 million from approximately $121.5 million in 2001. The dollar decrease in such expenses was attributed mainly to: (i) the sale of some of our European entities to our joint venture, Satlynx S.A., enabling a significant reduction in headcount and payroll; (ii) according to SFAS 142 we no longer amortize goodwill, in contrast to our amortization of goodwill in 2001 in the amount of $15.1 million; and (iii) implementation of restructuring plans, which led to a decrease in personnel and other general and administrative expenses. As a percentage of revenues, selling and marketing, general and administrative expenses increased to 41.3% in 2002 from 31.5% in 2001 mainly due to the decrease in revenues.

         PROVISION AND WRITE-OFF OF DOUBTFUL DEBTS AND CAPITAL LEASE RECEIVABLES. Provision and write-off of doubtful debts and capital lease receivables decreased to $34.7 million in 2002 from approximately $134.6 million in 2001. This decrease was attributable mainly to our reserves for capital lease receivables and for StarBand receivables, which existed only in 2001. For more information please see "Restructuring Charges, Write-Offs and Other Significant Charges" above.

         IMPAIRMENT OF GOODWILL, TANGIBLE AND INTANGIBLE ASSETS. In 2001 and 2002 we did not meet our projected sales and came to realize the adverse effects that the economic recession was having on the communications industry. For more details, please see "Restructuring Charges, Write-Offs and Other Significant Charges" above.

         RESTRUCTURING CHARGES. In 2001 we recorded restructuring charges of approximately $30.3 million. The restructuring cost consists of employee termination benefits associated with involuntary terminations of employees, compensation to certain suppliers and customers, and other costs associated with termination of lease commitments in respect of premises occupied by Gilat. The terminations resulted our decision to further reduce costs and improve profitability.

         OPERATING LOSS. In 2002 we had an operating loss of approximately $190.1 million compared to an operating loss of approximately $378.4 million in 2001. The decrease in 2002 is due to a reduction in write-offs relating to doubtful debts, capital lease receivables and inventory as well as a decrease in impairment of intangible and tangible assets and restructuring charges.

         FINANCIAL EXPENSES, NET. Financial expenses, net amounted to approximately $21.3 million in 2002 and in 2001. Financial expenses are comprised mainly of interest expenses on our convertible subordinated notes and long term loans.

         WRITE-OFF OF INVESTMENTS. Our management periodically reviews the carrying value of its investments as required by APB18. As a result of assessing the recoverability of the carrying amount of investments in companies in 2002, an amount of $ 51.4 million was impaired from our investments and other non-operating charges ($39.4 million of which was impaired from the long term note to GVT in accordance with FAS 114). We wrote-off $28.0 million of investments in affiliated and other companies in 2001. For more information please see "Restructuring Charges, Write-offs, and Other Significant Charges" above.

         TAXES ON INCOME. Taxes on income were approximately $0.9 million in 2002 compared to approximately $1.0 million in 2001.

         EQUITY IN LOSSES OF AFFILIATED COMPANIES. Equity in losses of affiliated companies was approximately $29.2 million in 2002, compared to approximately $0.3 million in 2001. The increase is attributed mainly to the equity losses in StarBand resulting from the estimated cost of the settlement with SES Americom relating to transponders used by StarBand and losses associated with the "debtor in possession" financing and other financing provided to StarBand, and equity losses related to Satlynx S.A.

         MINORITY INTEREST IN LOSSES OF A SUBSIDIARY. Minority interest in losses of a subsidiary was approximately $3.5 million in 2002, compared to approximately $5.9 million in 2001. The decrease was mainly due to the decrease of the minority shareholding in rStar.

         LOSS FROM CONTINUING OPERATIONS, BEFORE CUMULATIVE EFFECT OF A CHANGE IN AN ACCOUNTING principle. As a result of all of the above mentioned factors, we had losses of approximately $289.6 million in 2002, compared to a loss of approximately $423.1 million in 2001.

         NET LOSS FROM CUMULATIVE EFFECT OF A CHANGE IN AN ACCOUNTING PRINCIPLE. As of December 31, 2002, all of the goodwill set forth in our financial statements that existed in the beginning of 2002 in the amount of approximately $56.7 million was impaired. Under SFAS No. 142 "Goodwill and Other Intangible Assets". For more information please see "Restructuring Charges, Write-offs, and Other Significant Charges" above.

         LOSS FROM DISCONTINUED OPERATIONS. In 2002, rStar discontinued all of its operating businesses, mainly consisting of AutoNetworks, resulting in a loss of approximately $1.9 million and $6.1 million in 2002 and 2001, respectively.

         NET LOSS. As a result of the above-mentioned factors, we had losses of approximately $348.2 million in 2002, compared to losses of approximately $429.1 million in 2001.

         LOSS PER SHARE. Basic and diluted loss per share in 2002 was $12.28 from continued operation, $0.08 from discontinued operation, and $2.41 from cumulative effect of a change in an accounting principle which comprises basic and diluted loss per share of $14.77 as compared to basic and diluted loss of $18.37 per share in 2001, $18.11 per share from continued operations and $0.26 per share from discontinued operations.

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

         REVENUES. Our product revenues decreased by 29.9% to approximately $279.3 million in 2001 from approximately $398.3 million in 2000. Our service revenues increased by 0.4% to approximately $106.7 million in

2001 from approximately $106.3 million in 2000. The decrease in revenues was caused primarily due to the decrease in sales to StarBand to approximately $44 million in 2001 from $128 million in 2000, and also due to a slowdown in orders and sales in virtually all of our markets, consumer, enterprise and telephony (see note 1c to the consolidated financial statements)

         GROSS PROFIT. Gross profit decreased by 76.8% to approximately $37.2 million in 2001 from approximately $160.1 million in 2000, mainly due to the decrease in revenues and no ability to decrease fixed costs accordingly and due to write off and mark down of excess inventory and discontinued products in an amount of approximately $59.8 million. The gross profit margin decreased to 9.6% in 2001 from 31.7% in 2000.

         RESEARCH AND DEVELOPMENT COSTS, NET. Gross research and development costs increased by 25.0% to approximately $44.5 million in 2001, from approximately $35.6 million in 2000, and as a percentage of revenues, increased to 11.5% in 2001 from 7.1% in 2000, mainly due to the decrease in revenues. The dollar increase in such costs in 2001 was primarily due to the acquisition of Deterministic in June, 2000; the further development of the SkyBlaster, Skystar Advantage and FaraWay and DialAw@y IP; the expansion of research and development to reduce the costs and increase the functionality of our interactive VSATs , the conducting of generic research relating to our participation in research consortia. Research and development grants and funding, as a percentage of gross research and development costs, increased to 19.9% in 2001 compared to 12.1% in 2000, mainly attributable to payments required to be made by StarBand. See Item 4: "Information on the Company -- Marketing, Distribution and Strategic Alliances; Strategic Alliances and Joint Ventures; StarBand." Net research and development costs, increased to approximately $35.6 million in 2001 from approximately $31.3 million in 2000, and increased as a percentage of sales to 9.2% in 2001 from 6.2 % in 2000.

         SELLING, MARKETING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, marketing, general and administrative expenses increased by 47.4% in 2001 to approximately $121.5 million from approximately $82.4 million in 2000. As a percentage of revenues, selling, marketing, general and administrative expenses increased to 31.5% in 2001 from 16.4% in 2000. The dollar increase was due to consolidation of rStar selling and marketing, general and administrative expenses from January 1, 2001, in the amount of $10.8 million, amortization of rStar goodwill in the amount of $8.5 million and the acquisition of GTH LA in April 2000.

         PROVISION AND WRITE-OFF OF DOUBTFUL DEBTS AND CAPITAL LEASE RECEIVABLES. Provision and write-off of doubtful debts and capital lease receivables increased significantly from $3.7 million in 2000 to $134.6 million in 2001. This increase was attributed mainly to the increase in our reserve for capital lease receivables and increase in bad debt provision by approximately $59.6 million and the reserve for StarBand receivables of approximately $75 million. For more information please see Item 5: "Operating and Financial Review and Prospects - General - Restructuring Charges, Write-Offs and Other Significant Charges."

         IMPAIRMENT OF GOODWILL, TANGIBLE AND INTANGIBLE ASSETS. In 2001, we did not meet our projected sales and came to realize the adverse effects that the economic recession was having on the communications industry. For more details, please see "Restructuring Charges, Write-offs and Other Significant Charges" above.

         RESTRUCTURING CHARGES. In the year ended December 31, 2001, we announced two restructuring plans that involved, among other things, reducing workforce worldwide, streamlining physical facilities and moving to a wholesale model for the international consumer segment. In connection with this restructuring, we recorded, in 2001, restructuring charges of approximately $30.3 million. See above "Restructuring Charges, Write-offs and Other Significant Charges".

         OPERATING INCOME (LOSS). In the year ended December 31, 2001 we had an operating loss of approximately $378.4 million compared to an operating income of approximately $42.8 million in the comparable period of 2000.

         FINANCIAL EXPENSES, NET. Financial expenses, net amounted to approximately $21.3 million in 2001, compared to financial expenses of approximately $1.3 million in 2000. The increase is mainly attributed interest expenses on our long-term loans, currency translation adjustments, mainly in the Company's subsidiaries located in Latin America, and a decrease in interest received from our bank deposits.

         IMPAIRMENT OF INVESTMENTS IN COMPANIES. As a result of our assessing the recoverability of the carrying amount of investments, in the year ended December 31, 2001 Gilat wrote-off approximately $8.4 million and approximately $19.6 million of the investments in affiliated and other companies, respectively, and approximately $9.4 in the year ended December 31, 2000. The decision to write-off these investments was based on certain circumstances, including the global decrease in the valuation of Internet-related companies, which indicated that part of the carrying amount of the investments might not be recoverable.

         TAXES ON INCOME. Taxes on income were approximately $1.0 million in 2001 compared to approximately $2.0 million in 2000.

         EQUITY IN LOSSES OF AFFILIATED COMPANIES. Equity in losses of affiliated companies was approximately $0.3 million in 2001, compared to approximately $1.0 million in 2000.

         MINORITY INTEREST IN LOSSES OF A SUBSIDIARY. Minority interest in losses of a subsidiary was approximately $5.9 million in 2001, compared to approximately $0.3 million in 2000. The increase was mainly due to the consolidation of rStar beginning January 1, 2001.

         INCOME (LOSS) FROM CONTINUING OPERATIONS, BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE. As a result of all the foregoing factors, we had losses of approximately $423.1 million in 2001, compared to a net income of $19.4 million in 2000.

         LOSS FROM DISCONTINUED OPERATIONS. rStar discontinued all of its operating businesses, mainly consisting of AutoNetworks business in 2002, resulting in a loss of approximately $6.1 million in 2001.

         NET INCOME (LOSS). As a result of all of the above-mentioned factors, we had losses of approximately $429.1 million in 2001, compared to net income of approximately $19.4 million in 2000.

         EARNINGS (LOSS) PER SHARE. Basic loss per share for 2001 was $18.37 ($18.11 from continued operation and $0.26 from discontinued operation) as compared to earnings per share of $0.86 in 2000. Diluted loss per share for 2001 was $18.37 ($18.11 from continued operation and $0.26 from discontinued operation) as compared to diluted earnings per share of $0.81 in 2000.

VARIABILITY OF QUARTERLY OPERATING RESULTS

         Our revenues and profitability may vary from quarter to quarter and in any given year, depending primarily on the sales mix of our family of products and the mix of the various components of the products (i.e., the volume of sales of remote terminals versus hub equipment and software and add-on enhancements), sale prices, and production costs, as well as entry into new service contracts, the termination of existing service contracts, or different profitability levels between different service contracts. Sales of our products to a customer typically consist of numerous remote terminals and related hub equipment and software, which carry different sales prices and margins.

         Annual and quarterly fluctuations in our results of operations may be caused by the timing and composition of orders by our customers. Our future results also may be affected by a number of factors, including our ability to continue to develop, introduce and deliver enhanced products on a timely basis and expand into new product offerings at competitive prices, to anticipate effectively customer demands and to manage future inventory levels in line with anticipated demand. These results may also be affected by currency exchange rate fluctuations and economic conditions in the geographical areas in which we operate. In addition, our revenues may vary significantly from quarter to quarter as a result of, among other factors, the timing of new product announcements and releases by our competitors and us. We cannot be sure that revenues, gross profit and net income in any particular quarter will not be lower than those of the preceding quarters, including comparable quarters. Our expense levels are based, in part, on expectations as to future revenues. If revenues are below expectations, operating results are likely to be adversely affected. In addition, a substantial portion of our expenses is fixed (i.e. space segment, lease payments) and adjusting the expenses in cases where revenues drop unexpectedly often takes considerable time. As a result, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Due to all of the foregoing factors, it is likely that in some future quarters our revenues or operating results will be below the expectations of public market analysts or investors. In such event, the market price of our ordinary shares would likely be materially adversely affected.

LIQUIDITY AND CAPITAL RESOURCES

         Since inception, our financing requirements have been met primarily through cash generated by operations, funds generated by private equity investments, public offerings, issuances of convertible notes as well as funding from research and development grants. In addition, we also financed our operations through borrowings under available credit facilities as discussed below. We have used available funds primarily for working capital, capital expenditures and strategic investments.

         Since March 2000, we have not raised additional financing other than through limited credit facilities and bank loans. As of December 31, 2002, we had cash and cash equivalents of $48.1 million, short term bank deposits of $1.6 million, short term and long term restricted cash of $22.9 million and short term bank credit of $1.8 million. As of December 31, 2001, we had cash and cash equivalents of $97.3 million, short term bank deposit of $12.9 million, short term and long term restricted cash of $13.0 million and short term bank credit of $4.7 million. Our cash balances, as described above, decreased by $47.7 million, reflecting payment of approximately $11 million relating to the rStar acquisition (mainly payment to the minority shareholders), principal payments on loans net of new loans received of approximately $12.2 million (approximately half of which is to Bank Hapoalim), financing of StarBand of approximately $13.5 million (mainly the payment of space segment obligations and cash contribution as part of the "debtor in possession" financing), expenses relating to the restructuring of our debt in the amount of approximately $2.2 million and purchases of property, plant and equipment and other assets, net of proceeds from sale, in the amount of approximately $10 million, all of which was offset by an increase in cash that resulted from the sale of some of our European entities to our joint venture, Satlynx S.A in a net amount of approximately $7.7 million (net of expenses associated with the transaction). In our cash balance, an additional decrease in an amount of $6.5 million was used to finance our operating activities and is comprised of amounts provided by (i) a decrease in our trade receivables in the amount of $27.8 million, (ii) a decrease in inventories in the amount of $24.7 million, (iii) a decrease in other accounts receivable and prepaid expenses, including long term receivables in the amount of $13.7 million, and (iv) receipt of interest payment for the convertible note in GVT in the amount of $3 million, net of (i) amounts used for interest payment on loans and on our convertible notes of approximately $15.0 million, (ii) decrease in trade payables, accrued expenses, other accounts payable and other long term liabilities in the amount of $19.1 million, (iii) cash used for discontinued operations in the amount of $1.2 million, and (iv) net cash used in operating activities in the amount of $40.4 million.

         As of December 31, 2002, we had long term contractual obligations and current maturities totaling approximately $691 million.

         In March 2003, we completed a restructuring of our debt with our bank lenders, holders of our 4.25% Convertible Subordinated Notes due 2005, and certain other creditors, which significantly strengthens our balance sheet and reduces and defers our financing costs. See "Commitments and Contingencies" above.

         The Arrangement, as approved by the Israeli courts, enhanced our liquidity resources since amounts owing were reduced by approximately $305 million to approximately $386 million. In addition, interest accrued on the Notes will be deferred and paid beginning April 2005.


         As of December 31, 2002, our short and long term contractual obligations were as follows:

--------------------------------------- -----------------------------------------------------------------------------

                                                            PAYMENTS DUE BY PERIOD (IN THOUSANDS)
CONTRACTUAL OBLIGATIONS
--------------------------------------- ------------------ ------------------- ------------------- ------------------

                                              TOTAL               2003             2004-2006        2007 AND BEYOND
--------------------------------------- ------------------ ------------------- ------------------- ------------------
Long-Term Debt                                   $153,337              $8,197            $139,802             $5,338
--------------------------------------- ------------------ ------------------- ------------------- ------------------
Convertible Subordinated Notes                    358,648                   -             358,648                  -
--------------------------------------- ------------------ ------------------- ------------------- ------------------
Capital Lease Obligations                           5,224               1,810               3,414                  -
--------------------------------------- ------------------ ------------------- ------------------- ------------------
Operating Lease                                   159,542              21,861              52,646             85,035
--------------------------------------- ------------------ ------------------- ------------------- ------------------
Other Long-Term Debt                                5,593                 925               4,195                473
--------------------------------------- ------------------ ------------------- ------------------- ------------------
SES Americom Obligation                             5,700               5,700                   -                  -
--------------------------------------- ------------------ ------------------- ------------------- ------------------
Total Contractual Cash Obligations               $688,044             $38,493            $558,705            $90,846
--------------------------------------- ------------------ ------------------- ------------------- ------------------

         After giving effect to restructuring of our debts and as of March 31, 2003, our short and long term contractual obligations which were as follows:

---------------------------------------- -----------------------------------------------------------------------------

                                                             PAYMENTS DUE BY PERIOD (IN THOUSANDS)
CONTRACTUAL OBLIGATIONS
---------------------------------------- -----------------------------------------------------------------------------

                                              TOTAL               2003             2004-2006        2007 AND BEYOND
---------------------------------------- ----------------- ------------------- ------------------ --------------------
Long-Term Debt                                   $118,353              $4,945            $28,311              $85,097
---------------------------------------- ----------------- ------------------- ------------------ --------------------
Convertible Notes                                  88,335                   -                  -               88,335
---------------------------------------- ----------------- ------------------- ------------------ --------------------
Capital Lease Obligations                           5,224               1,810              3,414                    -
---------------------------------------- ----------------- ------------------- ------------------ --------------------
Operating Lease                                   159,542              21,861             52,646               85,035
---------------------------------------- ----------------- ------------------- ------------------ --------------------
Other Long-Term Debt                                5,593                 925              4,195                  473
---------------------------------------- ----------------- ------------------- ------------------ --------------------
SES Americom Obligation                                 -                   -                  -                    -
---------------------------------------- ----------------- ------------------- ------------------ --------------------
Total Contractual Cash Obligations              $ 377,047            $ 29,541           $ 88,566            $ 258,940
---------------------------------------- ----------------- ------------------- ------------------ --------------------

CAPITALIZATION

         The following table sets forth:

         o     our actual consolidated capitalization as of December 31, 2002;
               and
         o our consolidated capitalization as of December 31, 2002, as adjusted to give effect to the arrangement (based on share price of $0.24 at the actual closing date - March 14 2003).

         You should read this information together with "Item 5: Management's Discussion and Analysis of Results of Operation and Financial Condition," the selected consolidated financial information included elsewhere in this proxy solicitation, the consolidated financial information incorporated by reference herein and "The Proposed Plan of Arrangement-Accounting Treatment of the Transaction."

                                                         DECEMBER 31, 2002
                                                    ----------------------------
                                                        ACTUAL      AS ADJUSTED
                                                    -------------  -------------
                                                            (UNAUDITED)
                                                          (IN THOUSANDS)
                                                    ----------------------------
Current maturities of long-term loans1                $   8,197       $   8,197
                                                    =============  =============
Long-term loans, net of current maturities1             145,140         132,472
                                                    -------------  -------------
Existing notes2                                         358,648
New notes1        .                                                     126,191
Shareholders' equity:
Share Capital3                                               70             568
Additional paid-in capital                              617,797         669,351
Accumulated other comprehensive loss                     (8,165)         (8,165)
Retained earnings (accumulated deficit)                (782,617)       (605,639)
                                                    -------------  -------------

                                                    =============  =============
Total shareholders' equity                             (172,915)         56,115
                                                    =============  =============
Total capitalization                                  $ 339,070       $ 322,975
                                                    =============  =============

----------------

1      Includes future accrued interest for restructured debts as follows:
$3.252 million, $19.062 million and $37.848 million for current maturities, long-term loans and new notes respectively. For more detail, see "The Proposed Plan of Arrangement--Accounting Treatment of the Transaction."

2      Includes accrued interest as of December 31, 2002 in an amount of $8.648 million (Actually accrued interest of $11.9 in deduct of accrued interest of current maturities amounted to $3.252 as required by FAS 6).

3      Consisting of ordinary shares par value NIS 0.01 per share, 300,000,000 authorized and 23,855,922 issued and outstanding as of December 31, 2002 and 259,757,793 issued and outstanding as adjusted to give effect to the arrangement.


OFF BALANCE SHEET ARRANGEMENTS

At December 31 2002, we have guaranteed the performance of our work to our customers (usually government entities). Such guarantees are required by contract for our performance during the installation and operational period of long-term rural telephony projects in Latin America (mainly in Peru and Colombia) and for the performance of other projects (government and corporate) throughout the rest of the world. The guarantees for installation typically expire soon after certain milestones are met and guarantees for operations typically expire proportionally over the contract period. Our maximum potential amount of future payments the Company could be required to make under its guarantees at December 31, 2002 is $47.4 million. This figure includes guarantees of performance for our subsidiary in Peru in the amount of $30 million and guaranties for two projects in Colombia in the amount of $10 million. We have restricted cash as a collateral for the performance guarantees in an amount of $11.4 million. We have not recorded any liability for such amounts, as we expect that our performance will be acceptable and to date, no guarantees were exercised against Gilat. In addition, we have provided guarantees in relation to certain satellite transponder agreements in the amount of up to $3.4 million. We have also guaranteed certain property leases in McLean, Virginia, Melbourne, Florida and London in amounts of up to $24.3 million. We have restricted cash as a collateral for the guarantees in an amount of $6.3 million.


IN-PROCESS RESEARCH AND DEVELOPMENT

       In 1998, Gilat purchased approximately 1.25% then outstanding shares of the common stock of rStar (formerly known as ZapMe! Corporation). By December 31, 2000, Gilat purchased an additional 47.8% of the common stock of rStar for over $49 million and in early January 2001, Gilat completed an additional purchase to own a total of 51.0% of the common stock of rStar. At the time of the acquisition, rStar was involved in the development of a new browser interface known as "Managed Desk Console." Gilat allocated a charge of $10 million of the total purchase price to in-process research and development. The allocation was based on an evaluation performed using the income approach. As part of the process of analyzing this acquisition, Gilat made a decision to buy technology that had not yet been commercialized rather than develop the technology internally. Our management based this decision on factors such as the amount of time it would take to bring the technology to market and the quality of rStar's research and development effort. We also considered our own resource allocation and our progress on comparable technology. Our management expects to use the same decision process in the future.

       Gilat estimated the fair value of in-process research and development using an income approach. This involved estimating the fair value of the in-process research and development using present value of the estimated after-tax cash flows expected to be generated by the purchased in-process research and development, using risk adjusted discount rates and revenue forecasts as appropriate. The selection of the discount rate was based on consideration of a weighted average cost of capital, as well as other factors including the technology's useful life, profitability level, uncertainty of advances that were known at that time, and stage of completion of each technology. Gilat believes that the estimated in-process research and development amount so determined represents fair value and does not exceed the amount a third party would pay for the project.

       Product revenues attributable to the Managed Desk Console technology were estimated to be approximately $11 million in 2001 and $52 million in 2002 and to grow thereafter through the end of the estimated life expectancy for the Managed Desk Console technology in 2005. Product revenue growth was expected to decrease gradually from 134% in 2004 to 86% in 2005. Revenues were estimated based on relevant market size and growth factors, expected industry trends, maintenance and service and the estimated useful life for the underlying the Managed Desk Console technology. Product costs estimated consist of installation, space segment fees, and payment network access. Estimated operating expenses included cost of services, general and administrative expenses and engineering expenses.

       Discounted cash flows considering the risk of the project in the discount rate (using a discount rate of 45%), as well as discounted cash flows which considered the proportional value consistent with the completed development work were utilized. Both approaches gave a value for Gilat's portion of the Managed Desk Console technology at approximately $10 million.

       Where appropriate Gilat deducted an amount reflecting the contribution of the core technology from the anticipated cash flows from an in-process research and development project. At the date of the acquisition, the in-process research and development project had not yet reached technological feasibility and had no alternative future uses. Accordingly, the value allocated to this project was capitalized and immediately expensed at acquisition.

       As of the acquisition date, the Managed Desk Console technology was in its final stage of development and was estimated to be 85% complete. Only final integration and additional testing of this technology remained for completion. Final stage of development for the Managed Desk Console technology, including improved functionality and features, was estimated to be completed late in the second quarter of 2001. Product release was estimated by June 2001, at which time we expected to begin generating economic benefits. Eventually, the product was completed and deployed in September 2001.

         Prior to the acquisition, rStar had incurred approximately $4.5 million in development-costs related to the Managed Desk Console. At the acquisition date, costs to complete the research and development efforts related to the Managed Desk Console were expected to range from $0.6 to 0.9 million. In 2001, the gross research and development expenses attributed to this technology were approximately $1.2 million.


IMPACT OF INFLATION AND CURRENCY FLUCTUATIONS

         Almost all of our sales and service contracts are in U.S. dollars and most of our expenses are in U.S. dollars and New Israeli Shekels (NIS). The U.S. dollar cost of our operations in Israel is influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a devaluation of the NIS in relation to the U.S. dollar. The influence on the U.S. dollar cost of our operations in Israel relates primarily to the cost of salaries in Israel, which are paid in NIS and constitute a substantial portion of our expenses in NIS. In 2002, the rate of inflation in Israel was 6.5% while the NIS depreciated in relation to the U.S. dollar, from NIS 4.416 per $1 on December 31, 2001 to NIS 4.737 per $1 on December 31, 2002. In 2001 the inflation in Israel was 1.4% while the NIS depreciated in relation to the U.S. dollar at a rate of 9.3%. In 2000, inflation in Israel exceeded devaluation of the NIS in relation to the U.S. dollar. In 2000, the rate of inflation that exceeded the devaluation of the NIS in relation to the U.S. dollar did not have a material adverse impact on our operation results or on our financial condition. If future inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of such devaluation lags behind increases in inflation in Israel, our results of operations may be materially adversely affected.

       Regarding the changes in the value of other foreign currencies ("other currencies") in relation to the U.S. dollar, we did not incur any material effects caused by foreign currency fluctuations for the years 2001 and 2002. In 2002 the depreciation of the value of foreign currencies in relation to the U.S. dollar, the functional currency of Gilat and its subsidiaries, created financial expenses. There can be no assurance that in the future our results of operations may not be materially adversely affected by other currency fluctuations.

EFFECTIVE CORPORATE TAX RATE

         Israeli companies are generally subject to income tax at the rate of 36% of taxable income. However, substantially all of our production facilities in Israel have been granted Approved Enterprise status under the Law for Encouragement of Capital Investments, 1959, and consequently are eligible for certain tax benefits for the first several years in which they generate taxable income. We currently have nine Approved Enterprises, and have applied for approval of an additional investment program, part of which is expected to be considered an increase of the investment in the ninth Approved Enterprise and another part is expected to be considered a replacement of previously approved equipment. Income derived from the nine Approved Enterprises is entitled to tax benefits for periods of seven years (in the case of two of the enterprises) or ten years (for the remaining seven enterprises), from the first year in which we generate income from the respective Approved Enterprise, on the basis of the nature of the incentives selected by us. The period of reduced tax for the tenth enterprise, if approved, is expected to be ten years, although the terms of the approval may provide for a different period. The main tax benefits are a tax exemption for two or four years and a reduced tax rate of 10% to 25% for the remainder of the benefits period depending upon the level of foreign ownership of the company.

         As a result of these programs, our effective corporate tax rate was 6.2% in 2000. In 2001, we had a loss mainly due to restructuring expenses and write offs associated with restructuring. In 2002, we had a loss mainly due to decreased revenues as a result of a slowdown in orders and sales in all of our markets and the effect of deteriorating marketing conditions in the United States which are globally affecting the telecommunications industry. We anticipate that we will not have to pay taxes in 2003 due to current and carry-forward tax losses.

RESEARCH AND DEVELOPMENT

PRODUCT DEVELOPMENT

         We devote significant resources to research and development projects designed to enhance our VSAT products, to expand the applications for which they can be used and to develop new products. In 2001, we entered into an agreement with the Office of the Chief Scientist for the early payment of all royalties arising from future sales with respect to previous Office of the Chief Scientist grants we received. We recorded a one-time operating charge of $3.4 million. This amount is payable over a period of up to five years and bears an interest rate to be agreed upon between the Office of the Chief Scientist and us. This agreement enables us to participate in a new program under which we will be eligible to receive future research and development grants for generic research and development projects without any royalty repayment obligations.

         We intend to continue to devote research and development resources to complete development of certain features, to improve functionality, including supporting greater bandwidth, to improve space segment utilization, to increase throughput and to reduce the cost of our products. We continue to devote substantial research and development efforts to the hardware and software of our products.

         We have devoted research and development resources to development of our DialAw@y IP VSAT. This product provides inexpensive, toll quality, dial tone telephone service as well as high speed Internet access for small businesses and villages in remote or urban areas lacking an adequate telecommunications infrastructure. We intend to continue development of new features for the DialAw@y IP VSAT.

         We have developed the SkyBlaster VSAT product and continue development of this product in order to enhance the product features and effect cost reductions. This product is an interactive VSAT that incorporates a satellite return channel, thereby enabling two-way access to multimedia services via the Internet. The SkyBlaster is targeted for use in communities of interest, corporations, small to mid-size businesses, Soho and consumer users. The SkyBlaster is designed to offer improved access through better response time and faster downloading of large files, such as audio and video clips. We have devoted considerable research and development efforts in order to improve the functionality of the SkyBlaster for consumer use, as well as to reduce the costs of the product. We have developed an external stand-alone box for the SkyBlaster VSAT in order to enable easy installation of the product and introduced this unit, named SkyBlaster 360. We are also involved in extensive research and development efforts aimed to reduce the price and increase the efficiency of the technical components of the SkyBlaster product.

         We have developed the Skystar 360E product, which is aimed at the Soho and enterprise markets, and is based on a similar platform to the 360 model. The first version, the SkyBlaster 360, supports only IP networks. We continue to develop several add-ons and enhancement to this product. It is designed to improve higher data rates and higher satellite efficiency compared to the SkyStar Advantage product, and is therefore a lower cost and modern solution to shared hub service providers.

         In addition we continue to enhance all of our products (including SkyStar Advantage and FaraWay) by adding several new features, and supporting the needs of existing or potential customers.

         Our current products and services typically operate on either the Ku or C satellite bands. We have also developed extensive Ku band capabilities. We are currently involved in exploring the possible utilization of the Ka satellite band with our products and services in the future.

         We develop our own network software and software for our VSATs. We generally license our software to customers as part of the sale of our network products and services. We also license certain third party software for use in our products.

         Our software and our internally developed hardware are proprietary and we have implemented protective measures both of a legal and practical nature. We have obtained and registered patents in the United States and in various other countries in which we offer our products and services. We rely upon the copyright laws to protect against unauthorized copying of the object code of our software and upon copyright and trade secret laws for the protection of the source code of our software. We derive additional protection for our software by licensing only the object code to customers and keeping the source code confidential. In addition, we enter into confidentiality agreements with our customers and other business partners to protect our software technology and trade secrets. We have also made copyright, trademark and service mark registrations in the United States and abroad for additional protection of our intellectual property. Despite all of these measures, it is possible that competitors could copy certain aspects of our software or hardware or obtain information that we regard as a trade secret in violation of our legal rights. THIRD-PARTY FUNDING

       Through December 31, 2002, we accrued a total of approximately $9,591,657 in grants from the Office of the Chief Scientist for the research and development of next generation satellite products. Through that date, we have repaid all the royalties we are required to repay with respect to grants totaling $345,000 for the OneWay VSAT. Under the terms of our funding from the Office of the Chief Scientist for the DialAw@y IP and the mesh satellite communications network product, royalties of 3% to 5% are payable on sales of these products developed from the funded project, up to 100% of the dollar-linked grant received in respect of the project (from January 1, 1999, annual interest based on LIBOR also began to accrue). The average interest rate for grants received since 2002 is 4%. Through December 31, 2002, we paid or accrued royalties of $2,377,995 to the Office of the Chief Scientist for all of the awarded projects. The terms of these grants prohibit the manufacture of OneWay products or DialAw@y IP products outside of Israel and the transfer of technology developed pursuant to the terms of these grants to any person without the prior written consent of the Office of the Chief Scientist. We received such consent in connection with the OneWay VSAT product for the KSAT joint venture. These restrictions do not apply to the sale or export from Israel of products developed with that know-how. Also, these limitations do not apply to products that have not been funded by the Office of the Chief Scientist.

       In 2001, we entered into an agreement with the Office of the Chief Scientist for the early payment of all royalties arising from future sales with respect to previous Office of the Chief Scientist grants we received. The Company recorded a one-time operating charge of $3.4 million. This amount is payable over a period up to five years and bears an interest rate to be agreed upon between the Office of the Chief Scientist and us. This agreement enables us to participate in a program under which we are eligible to receive future research and development grants for generic research and development projects without any royalty repayment obligations.

         Through December 31, 2002, we received grants of approximately $580,671 from the European Commission in connection with a joint research and development project with a number of European high technology companies for a satellite-based interactive television platform. These grants are non-royalty bearing.

       Through December 31, 1999, we received or accrued grants of approximately $1.0 million from BIRD for the development of the Skystar Advantage VSAT and FaraWay VSAT products. Under the terms of BIRD funding, generally royalties of 2.5% to 5% on sales of products whose development is so funded are payable until 150% of the dollar amount funded (linked to the Consumer Price Index of the United States is repaid. As of December 31, 1999, we have paid or accrued to BIRD approximately $1.7 million in royalties. As of that date, we have completed repayment of royalties to BIRD with respect to our Skystar Advantage VSAT products and our FaraWay VSAT product. In 2000, 2001 and 2002, we did not receive funding from BIRD.

RESEARCH AND DEVELOPMENT CONSORTIUM PARTICIPATION

       In addition to royalty-bearing grants from the Office of the Chief Scientist and BIRD, we have received non-royalty bearing grants from the Office of the Chief Scientist through participation in generic research consortia, each comprised of several major high technology companies in Israel, with participation of one or more representatives from Israeli academic institutions. We expect to receive further grants through participation in those consortia that are continuing. The consortia in which we participated in 2002 are:

          o the ISIS Consortium (devoted to generic technology research for the information superhighway in space), which began in February 1999; and

          o the LSRT Consortium (devoted to generic technology research for satellite-based rural telephony solutions), which began in August 2000.

       In general, any member of a consortium that develops technology in the framework of that consortium retains the intellectual property rights to technology developed and all the members of the consortium have the right to utilize and implement any such technology without having to pay royalties to the developing consortium member. Transfer of consortium-developed technology is subject to restrictions and the approval of the Office of the Chief Scientist and, in certain projects, of the management of the consortium.

       Under each of the research consortia, the Office of the Chief Scientist reimburses 66% of the approved budget for that consortium and each individual member of the consortium contributes the remaining 34% for such individual member's research and development activities. No royalties are payable with respect to this funding. Expenses in excess of the approved budget are borne by the consortia members.

       As of December 31, 2002, we have accrued approximately $17,652,349 million in grants from the Office of the Chief Scientist through the consortia.

       The following table sets forth, for the years indicated, our gross research and development expenditures, the portion of such expenditures which was funded by royalty-bearing and non-royalty bearing grants, acquired research and development and the net cost of our research and development activities:

                                                                              YEARS ENDED DECEMBER 31,
                                                                  -------------------------------------------------
                                                                        2000            2001           2002
                                                                        ----            ----           ----
                                                                                  (IN THOUSANDS)
Gross research and development costs.............................     $35,576         $47,097         $29,012
Less:
   Royalty-bearing grants (the Office of the Chief Scientist)....        (926)         (2,058)              -
   Non-royalty-bearing grants (the Consortia and the European                                          (3,946)
   Commission)...................................................      (3,378)         (6,791)
                                                                       -------         -------
Research and development costs-- net.............................      31,272          38,248          25,066
                                                                       ======          ======          ======

TREND INFORMATION

        Gilat, like other businesses in the technology sector, is experiencing significant reductions in revenues and production. For example, we have significantly reduced our purchase of new inventory and production due to a decrease in overall demand for product in the consumer market and due to excess inventory caused by the business slowdown that StarBand has experienced. StarBand is currently under Chapter 11 of the U.S. Bankruptcy Code.

       Our revenues in the year 2002 decreased. The primary decrease in sales in 2002 can be attributed to the overall depressed global economy, which has already affected the telecommunications industry. An additional reason can be attributed to the restructuring of our debt which caused uncertainty as to our stability in the market. For much of the fiscal year, customers expressed uncertainty regarding Gilat's ability to successfully restructure its debt. The decrease can also be attributed to the sale of our European subsidiaries to our joint venture with SES Global, Satlynx. Pursuant to the joint venture, we have sold six of our European subsidiaries Satlynx, an entity that is not consolidated into our financial statements as of May 2002.

       For the year 2003, we estimate that the political environment in Israel could prevent certain countries from doing business with Gilat and this, in addition to the downturn in the telecommunications industry overall, may have adverse effects on our business. We expect that in 2003, with our debt restructuring complete, our sales will not be hindered by our financial situation. Nonetheless, given that we have new shareholders, and expect to have a new board of directors and a new Chief Executive Officer, we cannot guarantee or predict what our sales will be, what trend will develop and if any changes in business and marketing strategy will be implemented.

RECENTLY ISSUED ACCOUNTING STANDARDS

       In April 2002, the FASB issued SFAS No. 145, "Rescission of SFAS No. 4, 44 and 64, Amendment of SFAS No. 13, and Technical Corrections," ("SFAS No. 145")which rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," and an amendment of that Statement, and SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." SFAS No. 145 amends SFAS No. 44, "Accounting for Intangible Assets for Motor Carriers." SFAS No. 145 amends SFAS No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS No. 145 is effective for fiscal years beginning May 15, 2002. The Company does not expect the adoption of SFAS No. 145 will have a material impact on the its results of operations or financial position.

       In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit of Disposal Activities," ("SFAS No. 146") which addresses significant issues regarding the recognition, measurement and reporting of costs associated with exit and disposal activities, including restructuring activities. SFAS No. 146 requires that costs associated with exit or disposal activities be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is effective for all exit or disposal activities initiated after December 31, 2002. The Company does not expect the adoption of SFAS No. 146 to have a material impact on our results of operations or financial position.

       In November 2002, the FASB issued Interpretation No. 45 ("FIN No. 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of SFAS No. 5, 57 and 107 and Rescission of FASB Interpretation No. 34 ("FIN No. 34")." FIN No. 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN No. 45 does not prescribe a specific approach for subsequently measuring the guarantor's recognized liability over the term of the related guarantee. It also incorporates, without change, the guidance in FIN No. 34, "Disclosure of Indirect Guarantees of Indebtedness to Others," which is being superseded. The disclosure provisions of FIN No. 45 are effective for financial statements of interim or annual periods that end after December 15, 2002 and the provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, irrespective of a guarantor's year-end. The Company does not expect the adoption of FIN No. 45 to have a material impact on its results of operations or financial position

       The Company is currently evaluating the ultimate impact of this statement on our results of operations or financial position.

       In January 2003, the FASB issued Interpretation No. 46 (or FIN 46), "Consolidation of Variable Interest Entities." FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. A variable interest entity is a corporation, partnership, trust, or any other legal structures used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. A variable interest entity often holds financial assets, including loans or receivables, real estate or other property. A variable interest entity may be essentially passive or it may engage in research and development or other activities on behalf of another company. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply to all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The Company is evaluating the impact of the new interpretation.

ITEM 6:     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES


DIRECTORS AND SENIOR MANAGEMENT

         On April 15, 2003, the Company will hold its Annual General Meeting of Shareholders (the "ANNUAL GENERAL MEETING"). At the Annual General Meeting, the Company's shareholders will be asked to elect nine directors, two of whom are external directors in accordance with Israeli law, as set forth below. Two of the directors that are nominated for election, Mr. Gat and Mr. Levinberg, serve as directors at present.

         On April 15, 2003, the resignations of our Chief Executive Officer and our President will become effective. Following this election at the Annual General Meeting. our newly elected board of directors is expected to appoint a new Chief Executive Officer and President.

         Below is a description of (i) our directors and officers as of April 15, 2003, prior to the Annual General Meeting, and (ii) the nominees for the board of directors at the Annual General Meeting.

I. DIRECTORS AND EXECUTIVE OFFICERS AND KEY EXECUTIVES OF OUR SUBSIDIARIES PRIOR TO THE ANNUAL GENERAL MEETING:

NAME                             AGE               POSITION
----                             ---               --------
Yoel Gat(1)(2)................    51   Chief Executive Officer and Chairman of the board of directors, until April 15, 2003
Amiram Levinberg(1)(2)(3).....    47   President until April 15, 2003, and Director
Shlomo Tirosh(4)..............    57   Director
Lori Kaufmann(1)(4)...........    43   Director
Erez Antebi(5)................    43   Chief Operating Officer
Gideon Kaplan.................    47   Vice President, Technology
Yoav Leibovitch...............    44   Vice President, Finance and Administration and Chief Financial Officer
Joshua Levinberg..............    48   Senior Vice President, Business Development
William I. Weisel.............    49   Vice President and General Counsel
Nick Supron...................    47   President and Chief Executive Officer, Spacenet
David R. Shiff................    45   Vice President, Sales and Marketing, Spacenet
Samer Salameh.................    38   Chairman of the board of directors and Chief Executive OffICEr, rStar Corporation

(1) Member of the Stock Option Committee.
(2) Member of the Compensation Committee.
(3) Served as Chief Operating Officer until May 2002.
(4) Member of the Audit Committee.
(5) As of May 2002.

         YOEL GAT is a co-founder of Gilat and has been Gilat's Chief Executive Officer since Gilat's inception until his resignation on April 15, 2003. Mr. Gat has been a director since Gilat's inception and, since July 1995, has served as the Chairman of the board of directors. Mr. Gat is a member of the Stock Option and Compensation Committees of the board of directors. Until July 1995, Mr. Gat also served as the President of Gilat. From 1974 to 1987, Mr. Gat served in the Israel Defense Forces. In his last position in service, Mr. Gat was a senior electronics engineer in the Israel Ministry of Defense. Mr. Gat is a two-time winner of the Israel Defense Award (1979 and 1988), Israel's most prestigious research and development award. Mr. Gat also served as the Chairman of the MOST Consortium and is a director of rStar Corporationand StarBand. Mr. Gat holds a B.Sc. (Electrical Engineering and Electronics) from the Technion -- Israel Institute of Technology and a master's degree in management science from the Recanati Graduate School of Business Administration of Tel Aviv University, where he concentrated on information systems.

         AMIRAM LEVINBERG is a co-founder of Gilat and has been Gilat's President from July 1995 until his resignation on April 15, 2003. Mr. Levinberg has been a director since Gilat's inception. Until October 2002, Mr. Levinberg also served as the Company's Chief Operations Officer. Mr. Levinberg is a member of the Stock Option and Compensation Committees of the board of directors. Until July 1995, he served as Vice President of Engineering. In this capacity, he supervised the development of Gilat's OneWay and Skystar Advantage VSATs. From 1977 to 1987, Mr. Levinberg served in a research and development unit of the Israel Defense Forces, where he managed a large research and development project. He was awarded the Israel Defense Award in 1988. Mr. Levinberg holds a B.Sc. (Electrical Engineering and Electronics) and a M.Sc. (Digital Communications) from the Technion -- Israel Institute of Technology.

         SHLOMO TIROSH is a co-founder of Gilat and has been a member of the board of directors from its inception until April 15, 2003, serving as Chairman of the board of directors until July 1995. Mr. Tirosh was a member of the Audit Committee of the Board until April 15, 2003. Since July 1990, Mr. Tirosh has been serving as Chairman of the Board and President of Mentergy, and from 1990 to 2001 as Chief Executive Officer of Mentergy. From 1964 to 1987, Mr. Tirosh served in the Israel Defense Forces, where he held a variety of professional and field command positions (retiring with the rank of colonel). From 1980 to 1985, he headed a large research and development unit and, from 1985 to 1987, he managed a large-scale technology project for the Israel Ministry of Defense. In 1988, he received the Israel Defense Award. Mr. Tirosh holds a B.A. (summa cum laude) (Economics) from Bar-Ilan University.

         LORI KAUFMANN has been a director of Gilat from November 2000 to April 15, 2003, and until that date was a member of the Audit, Compensation and Stock Option Committees. Ms. Kaufmann has been an independent consultant in Israel and the United States since 1993. From October 1998 to October 2000, Ms. Kaufmann was vice president of MainXchange, an Internet-based financial services company. In 1991, Ms. Kaufmann co-founded HK Associates, an Israeli marketing and management-consulting firm that served many of Israel's leading high technology companies, including, in 1991, Gilat. Ms. Kaufmann was employed by HK Associates until 1993. From 1989 to 1990, Ms. Kaufmann was a senior economist at Israel Chemicals Ltd., an Israeli chemicals firm. Ms. Kaufmann holds a B.A (magna cum laude) (International Relations) from Princeton University and a MBA from Harvard Business School.

         EREZ ANTEBI has served as Gilat's Chief Operating Officer since October 2002. From the beginning of 1998 until being appointed Gilat's Chief Operating Officer, Mr. Antebi served as Gilat's Vice President, General Manager for Asia, Africa and Pacific Rim. From September 1994 until the beginning of 1998, he served as Vice President and General Manager of Gilat Inc. Mr. Antebi joined Gilat in May 1991 as product manager for the Skystar Advantage VSAT product. From August 1993 until August 1994, he served as Vice President of Engineering and Program Management of Gilat Inc. Prior to joining Gilat, Mr. Antebi worked for a private importing business from 1989 to 1991, after having served as marketing manager for high frequency radio communications for Tadiran Limited, a defense electronics and telecommunications company, from 1987 to 1989, and as a radar systems development engineer at Rafael, the research and development and manufacturing arm of the Israel Defense Forces, from 1981 to 1987. Mr. Antebi holds a B.Sc. and an M.Sc. Electrical Engineering from the Technion -- Israel Institute of Technology.

         GIDEON KAPLAN joined Gilat in 1989 as Vice President of Technology. From late 1987 to mid-1989, Mr. Kaplan was employed as a research engineer with Qualcomm, Inc., a mobile satellite communications and cellular radio company. From 1978 to 1987, Mr. Kaplan served in a research and development unit of the Israel Defense Forces and received the Israel Defense Award in 1984. Mr. Kaplan holds a B.Sc., a M.Sc. and a Ph.D. (Electrical Engineering) from the Technion -- Israel Institute of Technology.

         YOAV LEIBOVITCH joined Gilat in early 1991 as Vice President of Finance and Administration and Chief Financial Officer. Since joining Gilat, Mr. Leibovitch has also served as acting Chief Financial Officer of Gilat Inc. From 1989 to 1990, Mr. Leibovitch worked in the United States at Doubleday Books and Music Clubs as special advisor for new business development. From 1985 to 1989, he was the Financial Officer of a partnership among Bertelsmann, A.G., a large German media and communications company; Clal Corporation, a major Israeli industrial holding company; and Yediot Aharonot, an Israeli daily newspaper. Mr. Leibovitch holds a B.A. (Economics and Accounting) and a M.B.A. (Finance and Banking) from the Hebrew University of Jerusalem. Mr. Leibovitch is a Certified Public Accountant in Israel.

         JOSHUA LEVINBERG is a co-founder of Gilat and, since June 1999, serves as Senior Vice President for Business Development of Gilat, having previously served in that position from 1994 to April 1998. At that time, Mr. Levinberg became Chief Executive Officer of GTH LA Antilles, the parent company of Global Village Telecom

(GVT), until June 1999. From 1989 until September 1994, he served as Executive Vice President and General Manager of Gilat Satellite Networks, Inc. From 1987 until the formation of Gilat Satellite Networks, Inc. in 1989, Mr. Levinberg was Vice President of Business Development of Gilat. From 1985 to 1987, Mr. Levinberg held various positions, including Manager of System Development and Marketing Manager at the Israeli subsidiary of DSP Group Inc., a U.S. company specializing in digital signal processing. From 1979 to 1985, he worked in the Communications Engineering Department of Elrisa Ltd., a manufacturer of sophisticated weapons and communications systems. Mr. Levinberg serves as chairman of the board of directors of Satlynx S.A. Mr. Levinberg holds a B.Sc. (Electrical Engineering and Electronics) from the Tel Aviv University. Amiram Levinberg, and Joshua Levinberg are brothers.

         WILLIAM I. WEISEL joined Gilat on December 18, 2001 as Vice President and General Counsel. Prior to joining Gilat, Mr. Weisel was the Legal Affairs Director, Israel for ADC Telecommunications Israel Ltd (April 1999-December
2001), Corporate Legal Counsel of Scitex Corporation Ltd (January 1995-March
1999), Legal Counsel for the logistics department of Scitex Corporation Ltd (October 1992-December 1994), was in private business in Israel (November 1987-September 1992), and an associate with the Law Offices of Shraga Biran (November 1986-November 1987). Prior to immigrating to Israel in April 1986, Mr. Weisel was an associate with Jeffer, Mangels, Butler & Marmaro from March 1982, and with Freeman, Freeman, Freeman & Hernand from January 1980 in Los Angeles, California. Mr. Weisel holds a J.D. degree from Loyola Law School of Los Angeles
(1979) and a B.A., magnum cum laude from the University of California, Los Angeles in political science (1976). He is licensed to practice law in, and is a member of the Bars of the State of California and Israel.

         NICK SUPRON joined Spacenet in January 2001 as President and Chief Executive Officer. Prior to joining Spacenet and since 1999, Mr. Supron was a private investor and management consultant. Between 1984 and 1999, he served in various positions with Gtech Corporation, commencing as a senior corporate consultant to the CEO and culminating as Senior Vice President of worldwide operations. From 1982 to 1984, Mr. Supron was a Senior Corporate Consultant for Tenneco Oil Company and he served as a senior project manager engineer between 1978 and 1980 for Brown & Root. Mr. Supron holds a MBA from Harvard Business School and a BSME from the Rice University in Houston.

         DAVID R. SHIFF joined Spacenet in December 1998 as Vice President of Sales and Marketing. Prior to joining Spacenet, Mr. Shiff spent 15 years with Hughes Network Systems, a division of Hughes Electronics. During his tenure at Hughes, Mr. Shiff held a succession of business development, sales and sales management positions. He served as Assistant Vice President, North American Sales, for the Satellite Networks Division of Hughes Network Systems for the two years immediately prior to joining Spacenet. Mr. Shiff holds a degree in Mechanical Engineering from the University of Wisconsin.

         SAMER SALAMEH joined rStar in November 2002, as Chief Executive Officer and Chairman of the board of directors. Mr. Salameh most recently served as President and Chief Executive Officer of Telmex North America Ventures, where he managed a portfolio of companies. From 1997 to 2000, he served as Chairman and Chief Executive Officer of Prodigy Communications Corp. where he led efforts to take the company public in 1999, grew revenues from $20 million to over $300 million in two years, and transformed the company into one of the nation's largest consumer DSL Internet service providers. Mr. Salameh has a Masters in Administration in International Business from The Fletcher School, Tufts University and a B.Sc. (Management and Economics) from Polytechnic University.

II    NOMINEES TO THE BOARD AT THE ANNUAL GENERAL MEETING:

                NAME             AGE                 POSITION
                ----             ---                 --------

Shlomo Rodav (1)..............    54                 Director
Yoel Gat(2) ..................    51                 Director
Amiram Levinberg(3) ..........    47                 Director
Gideon Chitayat(4)............    64                 Director
Meir Shamir...................    52                 Director
Doron Steiger ................    45                 Director
Shalom Shally Tshuva(5).......    36                 Director
Linda E. Harnevo..............    48             External Director
David Milgrom.................    45             External Director

     (1) Mr. Rodav is expected to be appointed as the Chairman of the board of directors. In addition to the traditional duties of the Chairman of the board, which duties include convening and managing the annual shareholders' meetings and meetings of the Company's board of directors, Mr. Rodav, as Active Chairman, will have an overall executory role in carrying out the decisions of the Company's board of directors. Mr. Rodav will be responsible for supervising Company management. He will also supervise and manage the implementation of the Company's strategic development programs.

     (2) Mr. Gat serves until April 15, 2003, as Gilat's Chief Executive Officer and Chairman of the board of directors, and a member of the Stock Option Committee and of the Compensation Committee of Gilat. Mr. Gat's background information is set forth in Section I (A) above.

     (3) Mr. Levinberg serves until April 15, 2003, as Gilat's President and director, and a member of the Stock Option Committee and of the Compensation Committee of Gilat. Mr. Levinberg's background information is set forth in Section I (A) above.

     (4) Mr. Chitayat currently serves on the board of directors of Bank Hapoalim B.M. and of its subsidiary, Hapoalim U.S. Holding. Bank Hapoalim B.M. is a principal shareholder and a creditor of Gilat. Pursuant to the amendment of Articles 38 and 39 of our Articles of Association which will be proposed at the Annual General Meeting, Bank Hapoalim B.M. is expected to have the right to appoint a director to our board of directors. Mr. Chitayat was nominated to be elected at the Annual General Meeting at the request of Bank Hapoalim B.M.

     (5) Mr. Tshuva currently serves as the Managing Director of Foresight Technology Investments and Consulting Ltd. Foresight's major shareholder, which holds 70% of its shares, is Discount Capital Markets, a wholly owned subsidiary of Israel Discount Bank Ltd. which is a principal shareholder and a creditor of Gilat. Pursuant to the amendment of Articles 38 and 39 of our Articles of Association which will be proposed at the Annual General Meeting, Israel Discount Bank Ltd. is expected to have the right to appoint a director to our board of directors. Mr. Tshuva was nominated to be elected at the Annual General Meeting at the request of Israel Discount Bank Ltd.

         SHLOMO RODAV is the indirect owner, director, chairman and/or Chief Executive Officer of numerous companies in the investment, environment, infrastructure, food, hi-tech and other areas. Mr. Rodav has served as a director since 1996 of Israel Coldstorage & Supply Co. Ltd., a public company, and in an array of private companies including Torrel Investments Ltd. and Torrel-Crown (Israel) Ltd., Metzad Ateret Ltd., Waste Management (W.M.) Israel Ltd., Nymphaea A.A. Ltd., Tapoogan Industries Ltd., Jaf-Ora Ltd., Jafora-Tabori Ltd. and others. Mr. Rodav served in the past as a director in numerous other companies, including, among others, Extent and Cellonet for which a receiver has been appointed. Mr. Rodav holds an MBA from Columbia University and a B.A. from the Tel Aviv University.

         GIDEON CHITAYAT has served as the President and Chief Executive Officer of General Management and Business Strategy Consultant (GMBS) Ltd. since 1985. Mr. Chitayat serves and served in the past as a consultant to Chief Executive Officers and to Chairmen of boards of directors of several leading Israeli companies and entities in diversified fields in Israel, and his main area of consultancy is competitive strategy. Among those companies and entities are Teva Pharmaceutical Industries Ltd., Amdocs Israel, Bank Mizrahi Ltd., Pele-Phone Cellular Communication Ltd., Ackerstein Ltd., Israel Railways, El-Op Electro Optics Industries Ltd., Israel Electric Corporation Ltd., Bank Leumi Le-Israel B.M., Osem Food Corporation Ltd. and Israel Chemicals Ltd. Mr. Chitayat currently serves on the board of directors of Bank Hapoalim B.M. and Mishkan Mortgages Bank, both of which are public companies, as well as of Israel Aircraft Industries and Hapoalim U.S. Holding. Mr. Chitayat served in the past on the boards of directors of many leading public and private companies and entities, including Cellcom Israel Ltd., Africa-Israel Investment Company and its subsidiaries, Oil Refineries Ltd., Ihud Insurance Ltd., Tadiran Consumer and Electric Products Ltd., Migdal Insurance Company, Bezeq - Israel Telephone Corporation and others. Mr. Chitayat holds a Ph.D. and an M.A. in Business and Applied Economics from the Wharton School of the University of Pennsylvania, and a MBA (with honors) and B.A. (Economics) from the Hebrew University in Jerusalem. Mr. Chitayat was Senior Adjunct Professor at the Recanati Graduate School of Business Administration in the Tel Aviv University and held numerous academic positions in the past, including at the Wharton School of the University of Pennsylvania, at the Jerusalem School of Business Administration of the Hebrew University in Jerusalem and at Harvard Business School. Mr. Chitayat has published numerous articles and a book on corporate, boards of directors and business issues.

         MEIR SHAMIR founded Mivtach Shamir Holdings Ltd., which invests extensively in Israeli and foreign companies, and has served as its Chairman and Chief Executive Officer since 1992. Mr. Shamir serves as a director in several public companies, including Lipman Electronics Engineering Ltd. and Wizcom Technologies Ltd. in the field of electronics, the venture capital firm Technoplus Ventures Ltd., Mivtach Shamir Finance Ltd. in the area of finance and pension funds, and Digal Investment and Holdings Ltd. in real estate. In addition, Mr. Shamir is the owner of and serves as a director in numerous private companies. Mr. Shamir holds a B.A. (Management and Economics) from Bar-Ilan University.

         DORON STEIGER has been the Chief Executive Officer and has served as a director since 1998 of Dirad Holdings Ltd., a company owned by Mr. Steiger, and has been the Managing Director of Dirad Investments Ltd. since 1999 and of Dirad Technologies Management (2000) Ltd. since 2000. These companies are engaged in consultancy and investments. Mr. Steiger has served since 2001 as a director of Taagid Hamichzur Ltd., engaged in collection and recycling, and as the Chairman of the board of directors of Newlog Ltd., which is the result of a merger of several subsidiaries of Zim Israel Maritime Company Ltd., Israel's major maritime freight company. Mr. Steiger has recently been appointed as a director of Leadertech Ltd., pursuant to an agreement with Leadertech Ltd., which appointment is pending and contingent upon a shareholders' approval. Leadertech Ltd. is a public venture capital firm. Mr. Steiger is also serving as a director of several start-up, R&D and financing companies in the hi-tech field. Mr. Steiger was the Chief Executive Officer of Israel Corporation Ltd. from April 1997 to March 1998. Mr. Steiger holds an MBA and a B.A. (Economics) from the Tel Aviv University.

         SHALOM SHALLY TSHUVA has been the Managing Director of Foresight Technology Investments and Consulting Ltd. since 1994. Mr. Tshuva also has served as a director, since 1999, of the investment firms Forstech Holdings
(1999) Ltd. and Hadar Tshuva Holdings (1999) Ltd. Mr. Tshuva served as a director in Taya-Net Ltd., for which company a liquidator was appointed by the court in 2001. Mr. Tshuva holds a MBA (Finance) and a B.Sc. (Mathematics and Computer Science) from the Tel Aviv University.

         LINDA E. HARNEVO is the founder and General Manager of the technology solutions company RedZebra Ltd., and has served on its board of directors. Ms. Harnevo has also recently founded Global Medical Networks, which is engaged in the field of mobile medical information, and serves on its board of directors. Ms. Harnevo has recently been appointed as a director of Lipman Electronics Engineering Ltd., a public company in the field of electronics. Ms. Harnevo holds a Ph.D and an M.Sc. from the Weizmann Institute and a B.Sc. from Bar-Ilan University.

         DAVID MILGROM currently serves as the Chief Executive Officer of Gmul Investment Ltd., dealing mainly with investments in high-tech, real-estate and infrastructure, and will serve as the Chief Executive Officer of The Israel Credit Insurance Company Ltd. as of May 1, 2003. From 1997 to 2000 Mr. Milgrom served as the Budget Director in the Israeli Ministry of Finance and was responsible for Israel's budget preparation and structural reforms in the Israeli economy. Mr. Milgrom was the Chief Financial Officer of Pele-Phone Cellular Communication Ltd. Mr. Milgrom serves as an external director in the investment committee of Menora, a public company which is one of the largest insurance companies in Israel. His term of office in Menora will expire on 2005. Mr. Milgrom holds a MBA and a B.A. (Economics and Political Science) from the Hebrew University in Jerusalem.


COMPENSATION OF DIRECTORS AND OFFICERS

         The following table sets forth the aggregate compensation paid to or accrued on behalf of all of our directors and officers as a group for the year ended December 31, 2002:

                                             SALARIES, FEES, DIRECTORS' FEES,       PENSION, RETIREMENT AND SIMILAR
                                                  COMMISSIONS AND BONUSES                      BENEFITS
All directors and officers as a group (29               $6,105,600                            $1,744,634
persons)

MANAGEMENT EMPLOYMENT AGREEMENTS

         Yoel Gat and Amiram Levinberg, two of our co-founders, are currently employed under employment agreements renewable annually on December 31 of each year. The employment agreements are subject to earlier termination by each officer upon 60 days' notice to us. The agreements provide, amongst other things, for an adjustment to the annual bonuses payable to Messrs. Gat and Levinberg under their employment agreements and Mr. Gat's agreement provides for a personal annual allowance benefit of $150,000 to cover personal expenses related to extended stays in the United States expected to result from the integration of Spacenet. Among other provisions, such agreements contain non-competition and confidentiality provisions. Both Mr. Gat and Mr. Levinberg have resigned, effective on April 15, 2003. The terms of their resignation are still under negotiation.

BOARD COMPENSATION

         By a resolution adopted in 1996 by our board of directors and shareholders, the directors of Gilat who are not executive officers receive annual compensation of $10,000 for their services on the board of directors or any committee of the board of directors. In addition, by resolution of our board of directors and shareholders which was adopted in November 2001, each current and future non-employee director shall receive options to purchase 20,000 of our ordinary shares. All of the non-management directors are reimbursed for their expenses for each board of directors meeting attended.

         We expect the Compensation Committee, following its institution by our new board of directors, to recommend a change in the compensation of our directors. Such a recommendation will be brought to the approval of the shareholders at the next general meeting of our shareholders.

BOARD COMPOSITION AND PRACTICES

         Our Articles of Association provide that our directors, except for the external directors, shall be elected at the annual general meeting of our shareholders by the vote of the holders of a majority of the voting power represented at such meeting in person or by proxy. The elected directors are to serve until the next annual meeting of the shareholders, unless any office is vacated earlier under any relevant provisions of our Articles of Association. Our Articles of Association further provide that our board of directors shall consist of such number of directors that is not less than two nor more than fourteen, as shall be determined from time to time by our shareholders at the general meeting.

         Pursuant to an amendment to our Articles of Association which we expect will be adopted at the Annual General Meeting scheduled for April 15, 2003, our board of directors shall consist of not less than five and not more than nine directors as shall be determined from time to time by a majority vote at the general meeting of our shareholders. Unless resolved otherwise by our shareholders, our board of directors will be comprised of (i) nine directors, if four directors are appointed by beneficial owners of 7% or more of our issued and outstanding ordinary shares (as set forth below), or (ii) seven directors, if fewer than four directors are so appointed by beneficial owners of 7% or more of our ordinary shares.

         Pursuant to the proposed amendment to our Articles of Association, each beneficial owner of 7% or more of our issued and outstanding ordinary shares will be entitled to appoint, at each annual general meeting of our shareholders, one member to our board of directors, provided that a total of not more than four directors are so appointed. In the event that more than four qualifying beneficial owners notify us that they desire to appoint a member to our board of directors, only the four shareholders beneficially owning the greatest number of shares shall each be entitled to appoint a member to our board of directors. So long as our ordinary shares are listed for trading on Nasdaq, we may require that any such appointed director qualify as an "independent director" as provided for in the Nasdaq rules then in effect. Our board of directors will have the right to remove any such appointed director when the beneficial ownership of the shareholder who appointed such director falls below 7% of our ordinary shares.

         Under the proposed amendment, a majority of the voting power at the annual general meeting of our shareholders will elect the remaining members of the board of directors, including external directors as required under the Companies Law. At any annual general meeting at which directors are appointed pursuant to the preceding paragraph, the calculation of the vote of any beneficial owner who appointed a director pursuant to the preceding paragraph shall not take into consideration, for the purpose of electing the remaining directors, ordinary shares constituting 7% of our issued and outstanding ordinary shares held by such appointing beneficial owner.

         Under the proposed amendment, each of our directors (except external directors) shall serve, subject to early resignation or vacation of office in certain circumstances as set forth in our Articles of Association, until the adjournment of the next annual general meeting of our shareholders next following the general meeting in which such director was elected. The holders of a majority of the voting power represented at a general meeting of our shareholders in person or by proxy will be entitled to (i) remove any director(s), other than external directors and directors appointed by beneficial holders of 7% or more of our issued and outstanding ordinary shares as set forth above, (ii) elect directors instead of directors so removed, or (iii) fill any vacancy, however created, in the board of directors. Our board of directors may also appoint additional directors, whether to fill a vacancy or to expand the board of directors, who will serve until the next general meeting of our shareholders following such appointment.

         Our Articles of Association further provide that the board of directors may delegate all of its powers to committees of the board of directors as it deems appropriate, subject to the provisions of applicable law.

         We expect our board of directors to agree to appoint Mr. Robert Bednarek as an observer to the board of directors. In such capacity, Mr. Bednarek will be invited to participate in every meeting of the board of directors and given the opportunity to express his views on the matters discussed, but will not have any voting rights at the meetings. Mr. Bednarek will have the same access to the Company's books and records as the directors of the Company and will be subject to customary confidentiality and non-disclosure undertakings. Mr. Bednarek served as a director of Gilat from April 2002 to September 2002. Mr. Bednarek is the Executive Vice President Corporate Development and a member of the Executive Committee of SES GLOBAL S.A., the parent company of SES Americom Inc. which is a principal shareholder of Gilat and a major supplier of satellite transponder capacity to Gilat. Mr. Bednarek previously was the Executive Vice-President and Chief Technology Officer of PanAmSat Corporation and holds a B.Sc. (Engineering) from the University of Florida.

ALTERNATE DIRECTORS

         Our Articles of Association provide that a director may appoint, by written notice to us and subject to the consent of the board of directors, any person qualified to serve as a director to serve as an alternate director (provided such person does not already serve as a director or an alternate director). An alternate director shall have all of the rights and obligations of the director appointing him or her, except the power to appoint an alternate (unless otherwise specifically provided for in the appointment of such alternate). An alternate director may not act at any meeting at which the director appointing him or her is present. Unless the time period or scope of any such appointment is limited by the appointing director, such appointment is effective for all purposes and for an indefinite time, but will expire upon the expiration of term or vacation of office of the appointing director. Currently, no alternate directors have been appointed.

EXTERNAL DIRECTORS

       Under the Companies Law, public companies are required to elect two external directors who must meet specified standards of independence. Companies that are registered under the laws of Israel and whose shares are listed for trading on a stock exchange outside of Israel, such as Gilat, are treated as public companies with respect to the external directors requirement. External directors may not have during the 2 years preceding their appointment, directly or indirectly through a relative, partner, employer or controlled entity, any affiliation with (i) the public company, (ii) those of its shareholders who are controlling shareholders at the time of appointment, or (iii) any entity controlled by the company or by its controlling shareholders. The term "affiliation" includes an employment relationship, a business or professional relational maintained on a regular basis, control and services as an office holder. No person can serve as an external director if the person's other positions or business creates or may create conflicts of interest with the person's responsibilities as an external director. Until the lapse of two years from termination of office, a company may not engage an external director as an employee or otherwise.

         External directors serve for a three-year term, which may be renewed for only one additional three-year term. External directors can be removed from office only by the court or by the same special percentage of shareholders that can elect them, and then only if the external directors cease to meet the statutory qualifications with respect to their appointment or if they violate their fiduciary duty to the company. The court may additionally remove external directors from office if they were convicted of certain offenses by a non-Israeli court or are permanently unable to fulfill their position. If, when an external director is elected, all members of the board of directors of a company are of one gender, the external director to be elected must be of the other gender.

         If delegated any authority of the board of directors, any committee of the board of directors must include at least one external director. An external director is entitled to compensation as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

         The Companies Law requires external directors to submit to the company, prior to the date of the notice of the general meeting convened to elect the external directors, a declaration stating their compliance with the requirements imposed by Companies Law for the office of external director.

         The election of external directors requires the affirmative vote of a majority of our ordinary shares voted on in person or by proxy at a meeting of the shareholders, provided that such majority includes at least one-third of the votes of the non-controlling shareholders of the company who are voting on this matter at the meeting. This approval requirement need not be met if the aggregate shareholdings of those non-controlling shareholders who vote against the election of the external directors represent one percent or less of all the voting power of the company. "Controlling" for the purpose of this provision means the ability to direct the acts of the company. Any person holding one half or more of the voting power of the company or of the right to appoint directors or the Chief Executive Officer is presumed to have control of the company.

         The nominees for external directors at the Annual General Meeting scheduled for April 15, 2003, are Ms. Linda E. Harnevo and Mr. David Milgrom.

AUDIT COMMITTEE

         The Companies Law provides that publicly traded companies must appoint an audit committee. The responsibilities of the audit committee include identifying irregularities in the management of the company's business and approving related party transactions as required by law. An audit committee must consist of at least three members, and include all of the company's external directors. However, the chairman of the board of directors, any director employed by the company or providing services to the company on a regular basis, any controlling shareholder and any relative of a controlling shareholder may not be a member of the audit committee. An audit committee may not approve an action or a transaction with an officer or director, a transaction in which an officer or director has a personal interest, a transaction with a controlling shareholder and certain other transactions specified in the Companies Law, unless at the time of approval two external directors are serving as members of the audit committee and at least one of the external directors was present at the meeting in which an approval was granted.

         Pursuant to the current listing requirements of the Nasdaq National Market, we are required to establish an audit committee, at least a majority of whose members are independent of management. Pursuant to the Sarbanes-Oaxley Act of 2002, the Securities and Exchange Commission (the "SEC") has issued new rules which would, among other things, require Nasdaq to impose independence requirements on each member of the audit committee. Nasdaq has proposed rules that would comply with the SEC's requirements and which are expected to be applicable to us in 2004.

         The proposed requirements would implement two basic criteria for determining independence: (i) audit committee members would be barred from accepting any consulting, advisory or other compensatory fee from the issuer or an affiliate of the issuer, other than in the member's capacity as a member of the board of directors and any board committee, and (ii) audit committee members of an issuer that is not an investment company may not be an "affiliated person" of the issuer or any subsidiary of the issuer apart from his or her capacity as a member of the board and any board committee.

         The SEC has proposed to define "affiliate" for non-investment companies as "a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified." The term "control" is proposed to be consistent with the other definitions of this term under the Securities Exchange Act of 1934, as "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise." A safe harbor has been proposed by the SEC, under which a person who is not an executive officer, director or 10% shareholder of the issuer would be deemed not to have control of the issuer.

         Under the final rules adopted by the SEC, an issuer is required to disclose in its annual report, beginning with the annual report for 2003, whether or not such issuer has at least one audit committee financial expert. If it does, the issuer must disclose the name of the expert. If not, the issuer must disclose why it does not have an audit committee financial expert.

         Presently, our audit committee consists of Ms. Kaufman and Mr. Tirosh. As of April 15, 2003, we expect our new board of directors to appoint the expected external directors, Mr. Milgrom and Ms. Harnevo, to serve on our audit committee, together with one of the remaining independent directors. We believe that this appointment will comply with the requirements of the Companies Law and with the proposed SEC rules, and that Mr. Milgrom is qualified to serve as the audit committee's financial expert, as required by the SEC.

INDEPENDENT DIRECTORS

         Pursuant to the current listing requirements of the Nasdaq National Market, we are required to have at least two independent directors on our board of directors. Under rules proposed by Nasdaq, the majority of the members of the board directors will need to be independent. These proposals have not yet been approved by the SEC.

         An "independent director" for these purposes has been proposed to mean a person other than an officer or employee of a company or its subsidiaries or any other individual having a relationship, which, in the opinion of the company's board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

         The following persons are not considered independent under the proposed rules:

         (a) a director who is or was employed by the company or by any parent or subsidiary of the company within the last three years;

         (b) a director who accepts or has family member (by blood, marriage or adoption or has the same residence) who accepts any payments from the company or any of its affiliates in excess of $60,000 during the current fiscal year or any of the past three fiscal years, other than compensation for board service, compensation paid to family members who are employees (other than executive officers of the company, its parent company or its subsidiaries) or benefits under a qualified plan or non-discretionary compensation;

         (c) a director who is a family member of an individual who is, or within the past three years was, employed by the company or by any parent or subsidiary of the company as an executive officer;

         (d) a director who is a partner in, or a controlling shareholder or an executive officer of, any organization to which the company made, or from which the company received, payments (other than those arising solely from investments in the company's securities) that exceed 5% of the recipient's consolidated gross revenues for that year, or $200,000, whichever is more, in the current fiscal year or any of the past three fiscal years;

         (e) a director of the listed company who is employed as an executive officer of another entity where any of the executive officers of the listed company serve on the compensation committee of such other entity, or if such relationship existed within the last three years; or

         (f) a director who was a partner or employee of the company's outside auditor, and worked on the company's audit, within the last three years.

         This independence requirement does not apply to a company of which more than 50% of the voting power is held by an individual, a group or another company.

         Of the nominees for directors at the Annual General Meeting, we believe that Mr. Milgrom, Ms. Harnevo Mr. Shamir, Mr. Steiger and Mr. Radav will comply with the independence standards set forth above.

ADVISORY BOARD

         We have authorized an Advisory Board to be composed of senior members of the business and technology community with expertise in areas of our business, who will be expected to advise and assist us in determining and implementing our strategic course of action, as well as in fostering contacts with potential customers for our products. There are currently no appointees to the Advisory Board.

EMPLOYEES

         As of December 31, 2002, we had approximately 909 full-time employees, including 111 employees in administration and finance, 100 employees in marketing and sales, 180 employees in engineering, research and development and 322 employees in manufacturing, operations and technical support. Of these employees, 395 employees were based in our facilities in Israel, 300 were employed in the United States, and 213 in Asia, the Far East and other parts of the world.

         We also utilize temporary employees, as necessary, to supplement our manufacturing and other capabilities. We believe that our relations with our employees are satisfactory.

         We and our employees are not parties to any collective bargaining agreements. However, certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) ("Histadrut") and the Coordination Bureau of Economic Organizations (including the Manufacturers' Association of Israel) are applicable to all Israeli employees by order (the "Extension Order") of the Israeli Ministry of Labor and Welfare. These provisions principally concern the length of the work day and the work week, minimum wages for workers, contributions to a pension fund, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment. Furthermore, pursuant to such provisions, the wages of most of our employees are automatically adjusted based on changes in the Israeli CPI. The amount and frequency of these adjustments are modified from time to time.

         Israeli law generally requires severance pay upon the retirement or death of an employee or termination of employment without due cause. Our ongoing severance obligations are partially funded by making monthly payments to approved severance funds or insurance policies, with the remainder accrued as a long-term liability in our financial statements. In addition, Israeli employees and employers are required to pay specified sums to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Since January 1, 1995, such amounts also include payments for national health insurance. The payments to the National Insurance Institute are approximately 14.6% of wages (up to a specified amount), of which the employee contributes approximately 66% and the employer contributes approximately 34%. The majority of our permanent employees are covered by life and pension insurance policies providing customary benefits to employees, including retirement and severance benefits. For Israeli employees, we contribute 13.33% to 15.83% (depending on the employee) of base wages to such plans and the permanent employees contribute 5% of base wages.

SHARE OWNERSHIP

         See table under Item 7: "Major Shareholders and Related Party Transactions" below.

STOCK OPTION PLANS

         In January 1993, we adopted the Stock Option Plan (Incentive and Restricted Stock Options) (the "1993 ISO/RSO Plan") and Section 102 Option/Restricted Stock Purchase Plan (the "1993 Section 102 Plan") (collectively, the "1993 Plans"). The 1993 Plans provide for the granting of options and/or rights to purchase (in the case of the 1993 Section 102 Plan) up to an aggregate of 318,500 ordinary shares to our officers, directors, key employees or consultants or any of our subsidiaries.

         In June 1995, we adopted the following plans, referred to together as the "1995 Plans":

         (i) the 1995 Stock Option Plan (Incentive and Restricted Stock Options) (the "1995 ISO/RSO Plan"), which currently provides for the granting of incentive and restricted stock options for the purchase of up to 3,940,000 ordinary shares (increased by 3,820,000 as a result of several resolutions of the board of directors, which were approved by the shareholders);

         (ii) the 1995 Section 102 Stock Option/Stock Purchase Plan (the "1995
Section 102 Plan"), which provides for the granting of options to purchase up to 5,920,000 ordinary shares (increased by 4,300,000 as a result of resolutions of the Board in November 1999, May 2000 and March 2001); and

         (iii) the 1995 Advisory Board Stock Option Plan (the "1995 Advisory Board Plan"), which provides for the granting of options to purchase up to 150,000 ordinary shares.

         The purpose of the 1993 Plans and 1995 Plans is to enable us to attract and retain qualified persons as employees, officers, directors, consultants and advisors and to motivate such persons by providing them with an equity participation in Gilat. In addition, the 1993 and 1995 ISO/RSO Plans are designed to afford qualified optionees certain tax benefits available under the United States Internal Revenue Code of 1986, as amended (the "Code"). The 1993 and 1995 Section 102 Plans are designed to afford qualified optionees certain tax benefits under the Israel Income Tax Ordinance. The 1995 Advisory Board Plan is designed to allow for the granting of options to members of the Advisory Board. The 1993 Plans will expire on January 27, 2003 and the 1995 Plans will expire on June 29, 2005 (ten years after their adoption), unless terminated earlier by the board of directors.

         Each of the 1993 Plans and the 1995 Plans is administered by a Stock Option Committee appointed by the Board. The Stock Option Committee (comprised of Messrs. Gat, Levinberg and Ms. Kaufmann) has broad discretion, subject to certain limitations, to determine the persons entitled to receive options or rights to purchase under the 1993 Plans and 1995 Plans, the terms and conditions on which options or rights to purchase are granted and the number of shares subject thereto. The Stock Option Committee also has discretion to determine the nature of the consideration to be paid upon the exercise of an option and/or right to purchase granted under the 1993 Plans and the 1995 Plans. Such consideration generally may consist of cash or, at the discretion of the Board, cash and a recourse promissory note.

         Stock options issued as incentive stock options pursuant to both the 1993 and 1995 ISO/RSO Plans will only be granted to the employees of Gilat or its subsidiaries. The exercise price of incentive stock options issued pursuant to both the 1993 and 1995 ISO/RSO Plans must be at least equal to the fair market value of the ordinary shares as of the date of the grant (and, in the case of optionees who own more than 10% of the voting stock, the exercise price must equal at least 110% of the fair market value of the ordinary shares as of the date of the grant). The exercise price of restricted stock options issued pursuant to the 1993 and 1995 ISO/RSO Plans and the 1995 Advisory Board Plan must not be less than the lower of (i) 50% of the book value of the ordinary shares as of the end of the fiscal year immediately preceding the date of such grant or (ii) 50% of the fair market value per share of ordinary shares as of the date of the grant. The price per share under options awarded pursuant to the 1993 and 1995 Section 102 Plans may be any price determined by the Stock Option Committee.

         Options are exercisable and restrictions on disposition of shares lapse according to the terms of the individual agreements under which such options were granted or shares issued. Ordinary shares as to which the rights associated with such shares have not vested will be held by a trustee designated by us.

         In April 2001, Gilat initiated a voluntary stock option exchange program for its employees (the "Option Exchange Program"). Under the program, employees of Gilat and its subsidiaries who were granted options under Gilat's stock option plans were given the opportunity to cancel outstanding stock options previously granted to them in exchange for an equal number of new options to be granted at a future date pursuant to the terms of Gilat's Plans. The exercise price of these new options is equal to the fair market value of Gilat's ordinary shares as reported by Nasdaq on the date the options were granted. In November 2001, the Company granted the new options under the Option Exchange Program. Options for a total of 6,443,668 ordinary shares were tendered for cancellation and were cancelled as of May 24, 2001.

         In November 2001, the Board and Shareholders of Gilat approved the allocation of an option for 20,000 shares for each current and future non-employee director.

         As of December 31, 2002, we granted options to purchase a total of 299,198 ordinary shares under the 1993 Plans and 8,490,955 ordinary shares under the 1995 Plans The exercise prices for such options vary from $0.39 to $159.875 and all such options expire at various times from November 2003 to February 2013. As of December 31, 2002, options under the plans for a total of 870,381 shares have been exercised.

         In May 1999, the Board approved the establishment of a new stock option plan under Section 102 of the Israel Income Tax Ordinance with 500,000 ordinary shares to be reserved for issuance. Management was directed to prepare the plan and obtain the necessary regulatory approvals. The plan was approved by the shareholders at the

1999 annual meeting, but the request for regulatory approval was withdrawn and there are no current plans to activate the plan in the near future.

ITEM 7:      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

         The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares as of March 31, 2003 (including options exercisable within 60 days of March 31, 2003) with respect to: (i) each person who is believed by us to be the beneficial owner of more than 5% of the ordinary shares; (ii) each director or officer who holds more than 1% of the ordinary shares, and (iii) all directors and officers as a group. Except where otherwise indicated, we believe, based on information furnished by the owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares, subject to any applicable community property laws. The shareholders listed below do not have any different voting rights from any other shareholders of Gilat, except to the extent that they hold more than 7% and as such, if the proposed amendment to the Articles of Association is adopted at the April 15, 2003 Annual General Meeting, they will have a right to appoint a director, subject to certain conditions. Except as disclosed below, none of the directors, officers or key executives listed in the Directors and Senior Management table appearing in Item 6 above, owns 1% or more of Gilat's outstanding share capital.

                                                   NUMBER OF         PERCENT OF
                                                    ORDINARY          ORDINARY
                                                     SHARES            SHARES
                                                  BENEFICIALLY       OUTSTANDING
                                                     OWNED

Bank Hapoalim B.M (1)(2)                           35,636,853          13.72
Israel Discount Bank Ltd. (1)(3)                   23,095,304           8.89
SES Global S.A. (4)                                18,596,048           7.16
Eliezer Fishman (1)(5)                             43,303,642          16.67
MW Post Advisory Group, LLC (6)                    14,126,240           5.44

All officers and directors as a group               3,232,156           1.24
(6 persons)

         (1) Based on a Schedule 13D filing made with the United States Securities and Exchange Commission.

         (2) Bank Hapoalim B.M. also holds Notes in the principal amount of $12,164,739. The Company has an outstanding loan to Bank Hapoalim B.M. in the approximate amount of $71.4 million. Bank Hapoalim became a principal shareholder as a result of the Arrangement.

         (3) Israel Discount Bank Ltd. also holds Notes in the principal amount of $9,514,743. Israel Discount Bank Ltd. has issued performance guarantees to the Company in the approximate aggregate amount of $13.3 million. Israel Discount Bank became a principal shareholder as a result of the Arrangement.

         (4) SES Global S.A. holds 14,261,048 ordinary shares through SES Americom Inc., a wholly owned subsidiary, and 4,308,000 ordinary shares through SES Capital Belgium S.A., an indirectly wholly owned subsidiary. Prior to the Arrangement, SES Global S.A. held, indirectly through SES Capital Belgium S.A., 4,308,000 ordinary shares which constituted immediately prior to the Arrangement 18.44% of the ordinary shares then outstanding. The information is based on data available to us as of the date of our filing.

         (5) Mr. Fishman, directly and through members of the Fishman family, beneficially owns Gilat ordinary shares through the following entities (which hold Gilat ordinary shares directly or indirectly through other companies):
Fishman Family Properties Management (1988) Ltd. ("FFPM"), Fishman Chains Ltd. ("FC"), Fishman Mifalei Kerur Ltd. ("FMK"), E.T. Fishman Properties (1998) Ltd. ("ETFP"), Hashkaot Kedaiot Ltd. ("HK"), and Fish Et Ltd. ("FE"), all of whom are incorporated in Israel. Mr. Fishman, directly and through members of the Fishman family, is the sole shareholder of FFPM, ETFP, HK, and FE and owns 97.5% of FC and 98% of FMK. Mr. Fishman, directly and through members of the Fishman family, also holds Notes in the aggregate principal amount of $17,697,422. Mr. Fishman, directly and indirectly, became a principal shareholder as a result of the Arrangement.

         (6) Lawrence A. Post holds 14,126,240 ordinary shares through M.S. Post Advisory Group, LLC, an entity indirectly owned by Mr. Post and in which he serves as President. The information is based on Schedule 13G filing made with the Securities and Exchange Commission. Mr. Post became a principal shareholder as a result of the Arrangement.

RELATED PARTY TRANSACTIONS

SPACENET NOTES

       In April 2000, Spacenet issued notes to four trusts that were established for the benefit of family members of Yoel Gat, Amiram Levinberg, Joshua Levinberg and Yoav Leibovitch, respectively (the "Officers"). These notes were issued in consideration for the payment of principal amounts ranging between $159,091 and $318,182; they carry a 5% annual interest and are due in April 2005. Each note is convertible at a predetermined conversion price. Conversion is at the option of the holders at any time prior to maturity, into a number of up to between 1.81% and 3.63% of the issued and outstanding share capital and vested options of StarBand (including the amount of such share capital and vested options already held by the note holder). The Officers expressly disclaim beneficial ownership of the shares issuable upon conversion of the notes. The Notes were repaid in 2002 at a discounted value.

As part of the Arrangement, we entered into the following agreements with our shareholders:

AMENDMENT TO LOAN AGREEMENT WITH BANK HAPOALIM.

       According to the terms of the amendment signed in March, 2003, of the $102 million in principal amount due from us to Bank Hapoalim, (i) $25.5 million was converted into 18,488,590 ordinary shares, (ii) $5.1 million was converted into Notes of the same principal amount and (iii) the remaining debt amount of $71.4 million remains as a loan on revised terms. The revised terms include equal semiannual installments of principal of $4.463 million beginning on July 2, 2005, with a last installment of $8.925 million on July 2, 2012. The loan bears interest at the six-month LIBOR rate plus 2.5% and is payable semiannually together with the installments of principal.

AGREEMENT WITH SES AMERICOM

       Under the agreement, SES Americom agreed to terminate its transponder agreements with Spacenet that relate to StarBand (which is partially held by Spacenet) and to enter into a new transponder capacity agreement directly with StarBand. SES Americom also agreed to allow Spacenet to defer an outstanding debt of $3.5 to 2003, and to defer payment of certain transponder capacity charges due in 2003 and 2004, with payment of those deferred charges to commence in 2005. The agreement reduced the aggregate amount payable to SES Americom in 2003, from $26.9 million to $16.5 million (including the $3.5 million which was deferred from 2002 to 2003). As part of this agreement, we issued SES Americom a number of ordinary shares equal to approximately 5.5% of our ordinary shares, that, together with our ordinary shares already held by an affiliate of SES Americom, constitute approximately 7.2% of our outstanding ordinary shares. In addition, as part of this agreement, Gilat provided SES Americom with a parental guarantee, guaranteeing (i) Spacenet's obligations incurred or arising in 2003 under the agreement, and (ii) repayment of $3.4 million by Spacenet. After giving effect to the agreement, our overall liability as of December 31, 2002 decreased to $110 million.


ITEM 8:      FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS

         See Item 18: "Financial Statements."

EXPORT SALES

         Gilat's manufacturing facilities are based in Israel. Most of our products are exported out of Israel. For information on Gilat's revenues breakdown by geographic market for the past three years, see Item 5:
"Operating and Financial Review and Prospects."

LEGAL PROCEEDINGS

         We are a party to various legal proceedings incident to our business. Except as noted below, there are no material legal proceedings pending or, to our knowledge, threatened against us or our subsidiaries, and we are not involved in any legal proceedings that our management believes, individually or in the aggregate, would have a material adverse effect on our business, financial condition or operating results.

         On March 7, 2001, rStar (then known as ZapMe! Corporation) filed an action against a software vendor, ON Technology Corporation ("OTC"), by which rStar alleged that OTC breached a software license agreement and defrauded rStar concerning the capabilities of the software. By its complaint, rStar seeks recovery of $390,160 rStar paid to OTC in connection with the software, as well as other damages. On or about March 29, 2001, OTC filed a counterclaim against rStar, alleging that the principal sum of $307,528 is due from rStar for additional license fees, maintenance fees, and professional fees in connection with OTC's software. rStar denies the allegations contained in the counterclaim, and is pursuing its claims against OTC in this matter.

         On June 11, 2001, an action was filed against Gilat in the District Court of Tel Aviv, Israel by Terayon Ltd. (formerly Combox Ltd.) ("Terayon") alleging Gilat's breach of contract in connection with purchase orders issued by Gilat. Terayon is claiming it is owed approximately $2.4 million. The parties have agreed to arbitrate the case and the matter is proceeding accordingly. We do not believe that we are in breach of these purchase orders and are vigorously defending against these claims.

         On June 12, 2001, we received a letter from a supplier, Celeritek, Inc., demanding payment of approximately $6.1 million, in response to our termination of certain purchase orders. We do not believe that this claim has merit and intend to vigorously defend against it.

         Gilat claims that KSAT Satellite Networks Inc. is obligated to pay to Gilat approximately $2,787,832 in principal and interest on an outstanding shareholder loan that became due on October 17, 2002; and KSAT Telecommunications Ltd, a subsidiary of KSAT Satellite Networks Inc. claims that Gilat owes it approximately $562,000 for services rendered, which claim Gilat denies, and in any case, Gilat has claimed a setoff against the amount owed to Gilat above. We do not believe that KSAT Telecommunications' claim has merit and intend to vigorously defend against it.

         The Israeli customs authority is examining certain imports to determine whether Gilat has paid the appropriate duty for certain components. The investigation may result in administrative proceedings to recover approximately $1 million from the Company, which we will have the right to challenge. We maintain that we have made all required payments.

         On November 13, 2001 Gilat was named as a defendant in an amended complaint for patent infringement that was filed by the Lemelson Foundation in the U.S. The lawsuit alleges that Gilat's integration and sale of certain components in its products violates one or more of the Lemelson patents. The complaint does not state the amount claimed from Gilat. The amended complaint has not been formally served on Gilat. Settlement discussions with plaintiff's counsel have taken place without resolution of the matter, but no further action has been taken by plaintiff. Gilat intends to vigorously defend itself in this action.

         On February 1, 2002, an action was filed by Recovar Group ("Recovar") against Gilat Florida, Inc. to collect monies allegedly owed to Test Equipment Solutions Today, Inc. for goods supplied to Gilat Florida between January 31, 2001 and December 28, 2001. The alleged receivable was assigned to Recovar. Gilat Florida is vigorously defending against such claims.

         In 2002, a number of securities class action lawsuits were filed against us and certain of our officers and directors in the United States District Court for the Eastern District of New York and in the United States District Court for the Eastern District of Virginia ("class action suits") and a request to file a class action lawsuit was filed in the Tel-Aviv, Israel District Court. The class action suits were brought on behalf of parties who purchased our securities between May 16, 2000 and October 2, 2001, inclusive, and allege violations of the federal securities laws and claim that we issued material misrepresentations to the market. The class action suits in the US have been consolidated into a single action in the United States District Court for the Eastern District of New York. The Israeli court granted a motion to stay the proceedings of the Israeli action pending the outcome of the US class action proceeding. We believe the allegations against us and our officers and directors in the class action suits are without merit and we intend to contest them vigorously.

       In the early part of 2002, a third party issued a letter to the Company claiming that it has rights to a portion of one of our subsidiaries based upon a document and certain partial payments made. The Company rejects the legal bases for such claims and intends to vigorously defend any action if brought by the third party but does intend to seek a mutually acceptable resolution to this dispute.

         On January 7, 2002, Gilat received a letter from the Syndia Corporation ("Syndia") alleging Gilat's possible infringement of a Lemelson patent that is owned by Syndia. The claimed infringement involves the alleged integration by Gilat of certain semiconductor components procured from unlicensed third party manufacturers. Gilat intends to vigorously dispute such claim.

         In July 2002 an arbitration proceeding was commenced in England by Global Manufacturers' Services Valencia S.A. ("GMS") pursuant to an arbitration clause in a supply agreement between Gilat and GMS. GMS claimed that approximately $13.2 million was owed by Gilat for certain inventory allegedly purchased on Gilat's behalf under the agreement. In March 2003, an agreement to settle the matter was reached between the parties. The final settlement is in the process of completion.

         On November 15, 2002 an action was filed against Spacenet Inc. in the United States District Court for the District of Connecticut by Linda Thompson, a former employee of Spacenet, seeking sales commissions allegedly owed in the amount of $500,000 plus compensatory damages for an alleged wrongful termination of employment. The court ordered Spacenet to post a pre-judgment bond of $275,000 pending the outcome of the trial. Spacenet is vigorously disputing such claims and has filed a motion to dismiss the wrongful termination claim.

         In addition, from time to time, we may be notified of claims that we may be infringing patents, copyrights or other intellectual property rights owned by third parties. While we do not believe we are currently infringing any intellectual property rights of third parties, we cannot assure that other companies will not, in the future, pursue claims against us with respect to the alleged infringement of patents, copyrights or other intellectual property rights owned by third parties. In addition, litigation may be necessary to protect our intellectual property rights and trade secrets, to determine the validity of and scope of the propriety rights of others or to defend against third-party claims of invalidity. Any litigation could result in substantial costs and diversion of resources and could have a material adverse effect on Gilat's business, financial condition and operating results.

         If any claims or actions are asserted against us, we may seek to obtain a license under a third party's intellectual property rights. We cannot assure, however, that a license will be available under terms that are acceptable to us, if at all. The failure to obtain a license under a patent or intellectual property right from a third party for technology used by us could cause us to incur substantial liabilities and to suspend the manufacture of the product covered by the patent or intellectual property right. In addition, we may be required to redesign our products to eliminate infringement if a license is not available. Such redesign, if possible, could result in substantial delays in marketing of products and in significant costs. In addition, should we decide to litigate such claims, such litigation could be extremely expensive and time consuming and could materially adversely affect our business, financial condition and operating results, regardless of the outcome of the litigation.

         We are also a party to various regulatory proceedings incident to our business. To the knowledge of our management, none of such proceedings is material to us or to our subsidiaries.

DIVIDENDS POLICY

         We have never paid cash dividends on our ordinary shares and do not anticipate paying any cash dividends in the foreseeable future. We intend to retain any earnings for use in our business. We have decided to reinvest permanently the amount of tax-exempt income derived from our "Approved Enterprises" and not to distribute such income as dividends. See notes 11 and 13 of the notes to consolidated financial statements included in this annual report on Form 20-F. We may only pay cash dividends in any fiscal year out of "profits," as determined under Israeli law. In addition, the terms of some of our financing arrangements restrict us from paying dividends to our shareholders.

         In the event we declare dividends in the future, we will pay those dividends in NIS. Because exchange rates between NIS and the dollar fluctuate continuously, a U.S. shareholder will be subject to currency fluctuation between the date when the dividends are declared and the date the dividends are paid.

SIGNIFICANT CHANGES

         On January 24, 2003 an action was filed by Spacenet Inc. against Creative Resources Solutions L.L.C.

(CRS) in the Circuit Court for Fairfax County, Virginia in the amount of $1.5M seeking payment of unpaid service charges and contract damages. After Spacenet rejected CRS' offer to settle the lawsuit for a cash payment by CRS, CRS filed a counterclaim for $4.7million alleging contract non-performance by Spacenet. Spacenet is vigorously pursuing its claim against CRS and disputing CRS' counterclaim, which it believes has no merit.

         In February 2003, a letter was received from a former employee alleging that Gilat owes him approximately $400,000 in compensation as a result of his employment with and services rendered to Gilat. Gilat denies that it owes any amounts to him and intends to vigorously dispute such claims.

         In March 2003, we concluded the Arrangement with our bank lenders, holders of our old notes and certain other creditors. See: "Item 5: Operating and Financial Review and Prospects - Commitments and Contingencies".

         Concurrent with the closing of the Arrangement, Messrs. Gat and Levinberg, Chief Executive Officer and President of the Company, resigned from their respective positions as officers, effective April 15, 2003. See "Item 6:
Directors, Senior Management and Employees".

ITEM 9:      THE OFFER AND LISTING

         Our ordinary shares are quoted on the Nasdaq National Market under the symbol "GILTF." The following table sets forth, for the periods indicated, the range of high and low closing sale price for the ordinary shares, as reported by
Nasdaq:

                                                                               AVERAGE DAILY TRADING
                                                         PRICE                        VOLUME
                                                         -----                        ------
                                                HIGH                LOW
                                                ----                ---
YEAR ENDING DECEMBER 31, 1998:                  $56.38             $22.50             165,016
YEAR ENDING DECEMBER 31, 1999:                 $125.25             $41.75             226,233

YEAR ENDING DECEMBER 31, 2000:
    First Quarter...................           $181.50            $103.00             433,984
    Second Quarter..................           $128.75             $64.00             378,984
    Third Quarter...................            $93.38             $67.50             233,381
    Fourth Quarter..................            $77.50             $25.38             506,111

YEAR ENDING DECEMBER 31, 2001:
    First Quarter...................            $43.75             $11.25             691,983
    Second Quarter.................             $16.03              $9.36             423,825
    Third Quarter ..................            $14.01              $5.02             268,101
    Fourth Quarter..................             $4.43              $2.00             673,734


YEAR ENDING DECEMBER 31, 2002:
    First Quarter...................             $6.26              $3.30             244,432
    Second Quarter..................              3.49               1.00             155,600
    Third Quarter...................              1.15               0.45             194,124
    Fourth Quarter..................              0.69               0.33             210,176


                                                                               AVERAGE DAILY TRADING
                                                         PRICE                        VOLUME
                                                         -----                        ------
                                                HIGH                LOW
                                                ----                ---
YEAR ENDING DECEMBER 31, 2003:
    First Quarter                                 0.47               0.19             697,020

MOST RECENT SIX MONTHS:

    October 2002                                  0.69               0.43              93,730
    November 2002                                 0.62               0.39             331,065
    December 2002                                 0.55               0.33             205,733
    January 2003                                  0.47               0.33             140,480
    February 2003                                 0.44               0.34             133,947
    March 2003                                    0.39               0.19           1,816,633

         As of March 31, 2003, there were 259,757,196 ordinary shares outstanding, and 176 record holders of ordinary shares, of which 142 represented U.S. record holders owning an aggregate of approximately 86.9% of our outstanding ordinary shares.

ITEM 10:     ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

REGISTRATION AND PURPOSES

         Gilat Satellite Networks Ltd. is an Israeli company registered with the Israel companies register, registration no. 52-003893-6.

         Under the Companies Law, a company may define its purposes as to engage in any lawful business and may broaden the scope of its purposes to the grant of reasonable donations for any proper charitable cause, even if the basis for any such donation is not dependent upon business considerations. Article 3A of our Articles of Association provides that Gilat's purpose is to engage in any business permitted by law and that Gilat can also grant reasonable donations for any proper charitable cause.

AMENDMENT OF THE ARTICLES

         Under the Companies Law, a company may amend its articles of association by the affirmative vote of a majority of the shares voting and present at the general meeting of shareholders or by a different voting if so provided by the company's articles of association. Article 3 of our Articles of Association provides that the Articles of Association may be amended by a resolution approved by holders of a majority of the shares represented at a general meeting and voting on such resolution, if such amendment is recommended by the board of directors; in any other case, by a resolution approved by holders of at least 75% of the shares represented at a general meeting and voting on such resolution.

         Israeli law further provides that any amendment to the articles of association of a company that obligates a shareholder to acquire additional shares or to increase the extent of his liability shall not obligate the shareholder without his prior consent.

AMENDMENT OF THE MEMORANDUM

         Companies that were incorporated prior to the effective date of the Companies Law, such as Gilat, may amend their memorandum of association to authorize future amendments to the memorandum of association by any required voting. On November 9, 2000, Gilat's shareholders approved an amendment to Gilat's Memorandum of Association, by adding a provision that will authorize Gilat to amend its Memorandum of Association by the affirmative vote of a majority of the ordinary shares present and voting at the meeting. This amendment to the Memorandum of Association is included as an exhibit to this annual report on Form 20-F.

RECORD DATE FOR NOTICES OF GENERAL MEETING AND OTHER ACTION

         Under the Companies Law, for the purpose of a shareholder vote, the record date for companies traded outside of Israel, such as Gilat, can be set between four and forty days before the date of the meeting. Article 20 of our Articles of Association therefore provides that the board of directors may set in advance a record date, which shall not be more than forty nor less than four days before the date of such meeting (or any longer or shorter period permitted by law).

NOTICE OF GENERAL MEETINGS; OMISSION TO GIVE NOTICE

         The Companies Law provides that a company whose shares are traded on an exchange must give notice of a general meeting to its shareholders of record at least twenty-one days prior to the meeting, unless the company's articles provide that a notice need not be sent. Accordingly, Article 25(a) of our Articles of Association provides that not less than 21 days' prior notice shall be given to shareholders of record of every General Meeting (i.e. Annual General Meetings and Special General Meetings). It further provides that notice of a General Meeting shall be given in accordance with any law and otherwise as the board of directors may determine. In addition, Article 25(c) of our Articles of Association provides that no shareholder present, in person or by proxy, at the commencement of a General Meeting shall be entitled to seek the revocation of any proceedings or resolutions adopted at such General Meeting on grounds of any defect in the notice of such meeting relating to the time or the place thereof.

ANNUAL GENERAL MEETINGS AND SPECIAL GENERAL MEETINGS

         Under the Companies Law, an annual meeting of the shareholders should be held once in every calendar year and not more than fifteen months from the last annual meeting. The Companies Law Israeli provides that a special meeting of shareholders must be called by the board of directors upon the written request of (i) two directors, (ii) one-fourth of the serving directors, (iii) one or more shareholders who hold(s) at least five percent of the issued share capital and at least one percent of the voting power of the company, or (iv) one or more shareholders who have at least five percent of the voting power of the company. Within twenty one days of receipt of such demand, the board of directors is required to convene the special meeting for a time not later than thirty five days after notice has been given to the shareholders. Article 24 of our Articles of Association provide that our board of directors may call a special meeting of the shareholders at any time and shall be obligated to call a special meeting as specified above.

QUORUM AT GENERAL MEETINGS

         Under Article 6(b) of our Articles of Association, the required quorum for any general meeting of shareholders and for any class meeting is two or more shareholders present in person or by proxy and holding at least thirty-three and one-third percent (331/3%) of the issued shares (or of the issued shares of such class in the event of a class meeting). The required quorum in a meeting that was adjourned because a quorum was not present, shall be two shareholders present in person or by proxy. Under Article 26(c) of our Articles of Association, if the adjourned meeting was called by a shareholder(s), the quorum in the adjourned meeting shall be one or more shareholders, present in person or by proxy and holding the number of shares required to call a meeting.

ADOPTION OF RESOLUTIONS AT GENERAL MEETINGS

         Article 28(b) of our Articles of Association provides for voting by a written ballot only. In addition, Article 28(c), in accordance with the Companies Law, provides that the declaration of the Chairman of the Meeting as to the results of a vote are not considered to be conclusive, but rather prima facie evidence of the fact.

         Under our Articles of Association, any resolution of the shareholders, except a resolution for a voluntary liquidation of the company and, in certain circumstances, a resolution to amend our Articles of Association, shall be deemed adopted if approved by the vote of the holders of a majority of the voting power represented at such meeting in person or by proxy.


VOTING POWER

         Article 31 of our Articles of Association provides that every shareholder shall have one vote for each share held by him of record or, in accordance with the definition of "shareholder" in the Companies Law, in his name with an "exchange member" and held of record by a "nominee company", as such terms are defined in the Companies Law.

         We do not have cumulative voting provisions for the election of directors or for any other matter.

ELECTION AND REMOVAL OF DIRECTORS

         Under our Articles of Association, the ordinary shares do not have cumulative voting rights in the election of directors. A director is not required to retire at a certain age and need not be a shareholder of Gilat. Under the Companies Law, a person cannot serve as a director if convicted of certain offenses or been declared bankrupt. Article 39 of our Amended Articles provides that the affirmative vote of a majority of the shares then represented at a general meeting of shareholders shall be entitled to remove a director from office (for any reason), to elect directors instead of the directors so removed or to fill any vacancy, however created, in the board of directors. The directors may, at any time and from time to time, appoint a director to temporarily fill a vacancy on the board of directors, except that if the number of directors then in office at the time of such vacancy constitutes less than a majority of the entire Board, they may only act in an emergency, or to fill the vacancy up to the minimum number required to effect corporate action.

         Our board of directors has recommended to our shareholders to amend Articles 38 and 39 of our Articles of Association, and our shareholders are expected to vote on such proposal on April 15, 2003. Under the proposed amendment, our board of directors shall consist of not less than five and not more than nine directors as shall be determined from time to time by a majority vote at the general meeting of our shareholders. Unless resolved otherwise, the proposed amendment states that our board of directors will be comprised of nine directors, if four directors are appointed by beneficial owners of seven percent or more of our issued and outstanding ordinary shares as set forth below, or seven directors, if fewer than four directors are appointed by beneficial owners of seven percent or more of our issued and outstanding ordinary shares as set forth below.

         The proposed amendment further provides that each beneficial owner of seven percent or more of our issued and outstanding ordinary shares shall be entitled to appoint, at each annual general meeting of our shareholders, one member to our board of directors (an "Appointed Director"), provided that a total of not more than four Appointed Directors are so appointed. In the event more than four such qualifying beneficial owners notify us that they desire to appoint an Appointed Director, only the four shareholders beneficially owning the greatest number of shares shall each be entitled to appoint an Appointed Director.

         For the purposes of the preceding paragraph, a "beneficial owner" of ordinary shares means any person or entity who, directly or indirectly, has the power to vote, or to direct the voting of, such ordinary shares. All ordinary shares beneficially owned by a person or entity, regardless of the form which such beneficial ownership takes, shall be aggregated in calculating the number of ordinary shares beneficially owned by such person or entity. All persons and entities that are affiliates (as defined below) of each other shall be deemed to be one person or entity for the purposes of this definition. For the purposes of the preceding paragraph, an "affiliate" means, with respect to any person or entity, any other person or entity controlling, controlled by, or under common control with such person or entity. "Control" shall have the meaning ascribed to it in the Israeli Securities Law - 1968, i.e. the ability to direct the acts of a company. Any person holding one half or more of the voting power of a company of the right to appoint directors or to appoint the Chief Executive Officer is presumed to have control of the company.

         The proposed amendment further stipulates that as a condition to the appointment of an Appointed Director, any appointing shareholder that delivers to the Company a letter of appointment shall, prior to such delivery, be required to file with the SEC a Schedule 13D, or an amendment to its Schedule 13D if there is any change in the facts set forth in its Schedule 13D already on file with the SEC which discloses any such change in its holdings of ordinary shares, regardless of whether any filing or amendment is required to be filed under the rules of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder. In addition, any Appointing Shareholder shall be obligated to notify the Company in writing of any sale, transfer, assignment or other disposition of any kind of ordinary shares by such appointing shareholder that results in the reduction of its beneficial ownership to below the percentage indicated above, immediately after the occurrence of such disposition of shares but in any event not later than the earliest of (i) ten (10) days thereafter, or (ii) the next Annual General Meeting. Without derogating from the foregoing, so long as an Appointed Director serves on the board of directors, the appointing shareholder which appointed such Appointed Director shall provide the Company, upon its written request at any time and from time to time, with reasonable evidence of its beneficial ownership in the Company.

         Under the proposed amendment, so long as our ordinary shares are listed for trading on Nasdaq, we may require that any Appointed Director qualify as an "independent director" as provided for in the Nasdaq rules then in effect. In addition, in no event may a person become an Appointed Director unless such person does not, at the time of appointment, and did not, within two years prior thereto, engage, directly or indirectly, in any activity which competes with the Company, whether as a director, officer, employee, contractor, consultant, partner or otherwise.

         Under the proposed amendment of Articles 38 and 39 of our Articles of Association, the annual general meeting of our shareholders, by the vote of the holders of a majority of the voting power represented at such meeting in person or by proxy, will elect the remaining members of the board of directors. At any annual general meeting at which Appointed Directors are appointed as set forth above, the calculation of the vote of any beneficial owner who appointed a director pursuant to the preceding paragraph shall not take into consideration, for the purpose of electing the remaining directors, ordinary shares constituting seven percent of our issued and outstanding ordinary shares held by such appointing beneficial owner.

         Appointed Directors, as set forth above, may be removed by our board of directors when the beneficial ownership of the shareholder who appointed such Appointed Director falls below seven percent of our ordinary shares. In addition, the office of an Appointed Director will expire upon the removal of the Appointed Director by the shareholder who appointed such Appointed Director or when the Appointed Director ceases to qualify as an "independent director" as set forth above.

         The proposed amendment to Article 39 of our Articles of Association further provides that the affirmative vote of a majority of the shares then represented at a general meeting of shareholders shall be entitled to remove director(s) other than Appointed Directors from office (unless pursuant to circumstances or events prescribed under the Companies Law), to elect directors instead of directors so removed or to fill any vacancy, however created, in the board of directors. Subject to the foregoing and to early resignation or ipso facto termination of office as provided in Article 42 of our Articles of Association, each director shall serve until the adjournment of the of the Annual General Meeting next following the Annual General Meeting or General Meeting at which such director was elected.

         Our directors may, at any time and from time to time, appoint a director to temporarily fill a vacancy on the board of directors or in addition to their body (subject to the number of directors in the board of directors as set forth above), except that if the number of directors then in office constitutes less than a majority of the number provided for entire board of directors, as set forth above, they may only act in an emergency, or to fill the vacancy up to the minimum number required to effect corporate action or in order to call a general meeting for the purpose of electing directors.

ALTERNATE DIRECTORS

         See "Item 6: Directors, Senior Management and Employees - Alternate Directors".

EXTERNAL DIRECTORS

         See "Item 6: Directors, Senior Management and Employees - External Directors".

QUALIFICATION OF DIRECTORS

         Article 40 of our Articles of Association provides that no person shall be disqualified to serve as a director by reason of him not holding shares in the Company or by reason of him having served as director in the past. Our directors are not subject under the Companies Law or our Articles of Association to an age limit requirement. Under the Companies Law, a person cannot serve as a director if he been convicted of certain offenses, unless specifically authorized by the court, or has been declared bankrupt.

PROCEEDINGS OF THE BOARD OF DIRECTORS

         Article 46 of our Articles of Association provides that the board of directors may meet and adjourn its meetings and otherwise regulate such meetings and proceedings as the directors think fit. Any director may convene a meeting of the board of directors, upon notice of not less than 7 days.

         Consistent with the Companies Law, Article 46 of our Articles of Association provides that no director present at the commencement of a meeting of the board of directors shall be entitled to seek the revocation of any proceedings or resolutions adopted at such meeting on account of any defect in the notice of such meeting relating to the time or the place thereof.

         Article 47 of our Articles of Association provides that unless unanimously decided otherwise by the board of directors, a majority of the directors then in office shall constitute a quorum for meetings of the board of directors. No business shall be transacted at a meeting of the board of directors unless the requisite quorum is present.

         Our board of directors may elect directors as a Chairman and a Co-Chairman. The Companies Law provides that the Chairman of the Board of a company shall have a casting vote in the event of a tied vote, unless the company's articles of association provides otherwise. Article 48 of 46 of our Articles of Association provides that neither the Chairman nor the Co-Chairman of the Board shall have a casting or additional vote.

BORROWING POWERS

         The Companies Law authorizes the board of directors of a company, among other things, to determine the credit limit of the company and to issue bonds.
Article 35(b) of our Articles of Association states that our board of directors may, from time to time, at its discretion, cause Gilat to borrow or secure the payment of any sum or sums of money, and may secure or provide for the repayment of such sum or sums in such manner, at such times and upon such terms and conditions as it deems fit.

POWERS OF CHIEF EXECUTIVE OFFICER

         The Companies Law provides that transactions between a company and its "office holders", which are not "extraordinary transactions" (as both terms are defined below), require the approval of the board of directors, unless another manner of approval is provided by the articles of association. See "Item 10:
Additional Information--Interested Parties Transactions." Accordingly, to provide Gilat's Chief Executive Officer flexibility in hiring officers (other than directors), Article 50(b) of our Articles of Association authorizes Gilat's Chief Executive Officer to appoint the officers and employees of Gilat (other than directors) and to determine their remuneration as long as the board of directors did not do so, and provides further that the remuneration of the four highest salaried personnel of the Company shall be approved by either the board of directors, the Audit Committee or the Compensation Committee.

         An "extraordinary transaction" is defined in the Companies Law as a transaction which is not in the company's ordinary course of business, or is not on market terms, or that may materially affect the company's profitability, assets or liabilities.

         An "office holder" is defined in the Companies Law as a director, general manager, chief business manager, deputy general manager, or any other person assuming the responsibilities of any of the foregoing positions without regard to such person's title, and any other manager directly subordinate to the general manager.

TRANSFER OF SHARES

         Fully paid ordinary shares are issued in registered form and may be freely transferred pursuant to the Articles of Association, unless such transfer is restricted or prohibited by another instrument.

ACQUISITION OF SHARES OVER CERTAIN THRESHOLDS

         The Companies Law provides that an acquisition of shares in the Company must be made by means of a tender offer, if, as a result of the acquisition, the purchaser would become a holder of twenty five percent or more of the voting rights in the Company. This rule does not apply if there is already another holder of twenty five percent of the voting rights. Similarly, the Companies Law provides that an acquisition of our shares must be made by means of a tender offer, if, as a result of the acquisition, the purchaser would become a holder of forty five percent of the voting rights in the Company, unless there is another person holding at that time more than fifty percent of the voting rights of the Company.

         Regulations under the Companies Law provide that the Companies Law's tender offer rules do not apply to a company whose shares are publicly traded either outside of Israel or both in and outside of Israel if, pursuant to the applicable foreign securities laws and stock exchange rules, there is a restriction on the acquisition of any level of control of the company or if the acquisition of any level of control of the company requires the purchaser to make a tender offer to the public shareholders.

REPURCHASE OF SHARES

         The Companies Law, subject to certain limitations, allows companies under certain circumstances to repurchase their own shares. Article 10(b) of our Articles of Association provides that Gilat may at any time, and from time to time, subject to the Companies Law, purchase back or finance the purchase of any shares or other securities issued by Gilat, in such manner and under such terms as the board of directors shall determine, whether from one or more shareholders. Such purchase shall not be deemed a payment of dividends and no shareholder will have the right to require Gilat to purchase his shares or offer to purchase shares from any other shareholders.

FOREIGN OWNERSHIP

         Neither our Articles of Association nor Israeli law restrict in any way the ownership of our ordinary shares by nonresidents of Israel, or restrict the voting or other rights of nonresidents of Israel. Notwithstanding, nationals of certain countries that are, or have been, in a state of war with Israel may not be recognized as owners of ordinary shares, without a special government permit.

MERGERS

         The Companies Law provides for mergers between Israeli companies, if each party to the transaction obtains the appropriate approval of its board of directors and shareholders. A "merger" is defined in the Companies Law as a transfer of all assets and liabilities (including conditional, future, known and unknown liabilities) of a target company to another company, the consequence of which is the dissolution of the target company in accordance with the provisions of the Companies Law. For purposes of the shareholder vote of each merging entity, unless a court rules otherwise, the merger requires the approval of a majority of the shares of that entity that are not held by the other entity or are not held by any person who holds 25% or more of the shares or the right to appoint 25% or more of the directors of the other entity. Article 69A of our Articles of Association provides that a merger requires the approval of the holders of a majority of the shares voting thereon.

DISTRIBUTION OF DIVIDENDS AND LIQUIDATION RIGHTS

         Our ordinary shares are entitled to the full amount of any cash or share dividend declared, in proportion to the paid up nominal value of their respective holdings. In the event of liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of our ordinary shares in proportion to the paid up nominal value of their respective holdings. Such rights may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future by the shareholders.

         Generally, pursuant to the Companies Law, the decision to distribute dividends and the amount to be distributed, whether interim or final, is made by the board of directors. Accordingly, under Article 52 of our Articles of Association, our board of directors has the authority to determine the amount and time for payment of interim dividends and final dividends.

         Under the Companies Law, dividends may be paid only out of its net profits for the two years preceding the distribution of the dividends, calculated in the manner prescribed in the Companies Law. Pursuant to the Companies Law, in any distribution of dividends, our board of directors is required to determine that there is no reasonable concern that the distribution of dividends will prevent us from meeting our existing and foreseeable obligations as they become due. Our Articles of Association provide that no dividends shall be paid otherwise than out of our profits and that any such dividend shall carry no interest. In addition, upon the recommendation of our board of directors, approved by the shareholders, we may cause dividends to be paid in kind.

MODIFICATION OF CLASS RIGHTS

         The rights attached to any class of shares (unless otherwise provided by the terms of issue of such class), such as voting, dividends and the like, may be modified by the affirmative vote of a majority of the issued shares of the class at a general meeting of the holders of the shares of such class.

INTERESTED PARTIES TRANSACTIONS

         The Companies Law requires that certain transactions, actions and arrangements be approved by the Audit Committee as well as by our board of directors. In certain circumstances, in addition to Audit Committee and board of directors approval, approval by our shareholders at a general meeting is also required. Specifically, the approval of our Audit Committee, board of directors and shareholders is required with respect to the following:

         (1) a director's terms of service and employment, including, among other things, grant of exemptions, insurance and indemnification;

         (2) extraordinary transactions (as defined above) with (i) controlling shareholders, or (ii) another person or entity in which transaction a controlling shareholder has a personal interest, including a private placement which is an extraordinary transaction; and

         (3) the terms of engagement or employment with a controlling shareholder who is also an office holder or an employee of the Company.

         The approval of our shareholders would be required in addition to the approval of our board of directors, in (i) any transaction in which the majority of our directors have a personal interest, and (ii) a private placement of securities that will increase the holdings of a shareholder that holds five percent or more of our outstanding share capital, or that will cause any person to become, as a result of the issuance, a holder of more than five percent of our outstanding share capital.

       For the purpose of approvals of interested parties transactions, a "controlling shareholder" is defined under the Companies Law as: (i) a shareholder having the ability to direct the acts of the company (for this purpose, any person holding one half or more of the voting power of the company or of the right to appoint directors or the Chief Executive Officer is presumed to have control of the company); or (ii) the holder of twenty five percent or more of the voting rights at the general meeting of the company, if there is no other person holding more than fifty percent of such rights (for this purpose, two or more holders having a personal interest in the transaction shall be deemed to be joint holders).

          The Companies Law requires a special majority of shareholder votes in approving the transactions with a controlling shareholder referenced in paragraphs (2) and (3) above. The special majority approval must comply with one of the following: (a) it must include at least one-third of all of the votes of the shareholders voting at the meeting who do not have a personal interest in the transaction, or (b) the total number of opposing votes from amongst the shareholders who do not have a personal interest in the transaction does not exceed one percent of all of the voting power of the Company.

         The disclosure provisions of the Companies Law require certain disclosure to be made to the Company in connection with interested parties transactions, as follows:

         o an office holder or a controlling shareholder promptly disclose any direct or indirect personal interest (excluding personal interest caused by the holding of Company shares) that he may have, and all related information known to him, in connection with any existing or proposed transaction by the Company;

         o in the event of a private placement that will increase the holdings of any shareholder holding more than five percent of our outstanding share capital, or that will cause any person to become, as a result of the issuance, a holder of more than five percent of our outstanding share capital, such shareholder must promptly disclose to the Company any personal interest he may have in such private placement; and

         o any of our shareholders voting on any transaction with a controlling shareholder as set forth above must inform the Company prior to the voting, or on the proxy card if applicable, of any personal interest he has in the transaction. The vote of a shareholder who does not inform the Company with respect to any such interest shall not be counted.

         In addition, a director who has a personal interest in a transaction, except a transaction with an office holder or in which an office holder has a personal interest but which is not an extraordinary transaction, may not be present or vote at a meeting of the Audit Committee or the board of directors, unless a majority of directors in the Audit Committee or the board of directors, as applicable, have a personal interest in the transaction.

EXEMPTION, INDEMNIFICATION AND INSURANCE OF DIRECTORS AND OFFICERS

       The Companies Law describes the fiduciary duty of an office holder as a duty to act in good faith and for the benefit of the company, including by refraining from actions in which he has a conflict of interest or that compete with the company's business, refraining from exploiting a business opportunity of the company in order to gain a benefit for himself or for another person, and disclosing to the company any information and documents which are relevant to the company and that were obtained by him in his or her capacity as an office holder. The duty of care is defined as an obligation of caution of an office holder that requires the office holder to act at a level of competence at which a reasonable office holder would have acted in the same position and under the same circumstances, including by adopting reasonable means for obtaining information concerning the profitability of the act brought for his approval.

       Under the Companies Law, a company may not exempt an office holder from liability with respect to a breach of his fiduciary duty, but may exempt in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care.

       Pursuant to the Companies Law, a company may indemnify an office holder against a monetary liability imposed on him by a court, including in settlement or arbitration proceedings, and against reasonable legal expenses in a civil proceeding or in a criminal proceeding in which the office holder was found to be innocent or in which he was convicted of an offense which does not require proof of a criminal intent. The indemnification of an office holder must be expressly allowed in the articles of association, under which the company may (i) undertake in advance to indemnify its office holders with respect to categories of events that can be foreseen at the time of giving such undertaking and up to an amount determined by the board of directors to be reasonable under the circumstances, or (ii) provide indemnification retroactively at amounts deemed to be reasonable by the board of directors.

         A company may also procure insurance of an office holder's liability in consequence of an act performed in the scope of his office, in the following cases: (a) a breach of the duty of care of such office holder, (b) a breach of the fiduciary duty, only if the office holder acted in good faith and had reasonable grounds to believe that such act would not be detrimental to the company, or (c) a monetary obligation imposed on the office holder for the benefit of another person.

         A company may not indemnify an office holder against, nor enter into an insurance contract which would provide coverage for, any monetary liability incurred as a result of any of the following:

         o a breach by the office holder of his fiduciary duty unless the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

         o a breach by the office holder of his duty of care if such breach was done intentionally or recklessly;

         o any act or omission done with the intent to derive an illegal personal gain; or

         o any fine or penalty levied against the office holder as a result of a criminal offense.

         In addition, under the Companies Law, indemnification of, and procurement of insurance coverage for, a company's office holders must be approved by the company's audit committee and board of directors and, in specified circumstances, by the company's shareholders.

         Our Articles of Association allow us to exempt any office holder to the maximum extent permitted by law, before or after the occurrence giving rise to such exemption. Our Articles of Association also provide that we may indemnify any past or present office holder, to the maximum extent permitted by law, against any liabilities he or she may incur in such capacity, limited with respect (i) to the categories of events that can be foreseen in advance by our board of directors when authorizing such undertaking and (ii) to the amount of such indemnification as determined retroactively by our board of directors to be reasonable in the particular circumstances. Similarly, we may also agree to indemnify an office holder for past occurrences, whether or not we are obligated under any agreement to provide such indemnification. We have obtained directors' and officers' liability insurance covering our officers and directors and those of our subsidiaries for certain claims.

         Our Articles of Association also allow us to procure insurance covering any past or present officer holder against any liability which he or she may incur in such capacity, to the maximum extent permitted by law. Such an insurance may also cover the Company for indemnifying such office holder.

ISRAELI TAXATION

         The following is a short summary of certain Israeli tax consequences to persons holding our ordinary shares, including the legislation of a tax reform approved by the Knesset in July 2002, which is effective from January 1, 2003, and on administrative and judicial interpretations, all as currently in effect, and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. Regulations relating to the tax reform have not yet been promulgated and might be different than what is currently expected and assumed in the following discussion. Therefore, there might be changes in the tax rates and in the circumstances in which they apply, and other modifications which might change the tax consequenses to you. The discussion is not intended and should not be construed as legal or professional tax advice and is not exhaustive of all possible tax considerations.

         THIS SUMMARY DOES NOT DISCUSS ALL ASPECTS OF ISRAELI INCOME AND CAPITAL GAIN TAXATION THAT MAY BE APPLICABLE TO INVESTORS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES OR TO INVESTORS WHO ARE SUBJECT TO SPECIAL STATUS OR TREATMENT UNDER ISRAELI TAX LAW. FOR THE FOREGOING AND OTHER REASONS, YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF YOUR HOLDINGS.

GILAT IS NOT MAKING ANY REPRESENTATIONS REGARDING THE PARTICULAR TAX CONSEQUENCES AS TO ANY HOLDER, NOR IS GILAT OR ITS ADVISORS RENDERING ANY FORM OF LEGAL OPINION OR PROFESSIONAL TAX ADVICE AS TO SUCH TAX CONSEQUENCES.

         TAX CONSEQUENCES TO NONRESIDENTS OF ISRAEL

         Nonresidents of Israel are subject to income tax on income accrued or derived from sources in Israel or received in Israel. These sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. Gilat is required to withhold income tax at the rate of 25% (15% for dividends generated by an Approved Enterprise) on all distributions of dividends other than bonus shares (stock dividends), unless a different rate is provided in a treaty between Israel and the shareholder's country of residence. Under the income tax treaty between the United States and Israel (the "Treaty"), the maximum tax on dividends paid to a holder of ordinary shares who is a U.S. resident (as defined in the Treaty) is 25%. Israel presently has no estate or gift tax.

         CAPITAL GAINS

         Israeli law imposes a capital gains tax on capital gains derived from the sale of securities and other Israeli capital assets, including shares. The capital gain or loss amount is equal to the consideration received by the holder for the shares less the holder's tax basis in the shares. It is expected that gains from sales of our ordinary shares will be tax exempted for nonresidents of Israel if the shares are listed for trading on a stock exchange recognized by the Israeli Ministry of Finance. If the gains from sales of our ordinary shares are not tax exempt for nonresidents of Israel according to regulations to be promulgated, they are expected to be (A) tax exempt for the portion accrued until December 31, 2002, for so long as (1) the ordinary shares are listed for trading on a stock exchange recognized by the Israeli Ministry of Finance and
(2) Gilat qualifies as an Industrial Company or Industrial Holding Company under the law for Encouragement of Industry (Taxes) 1969, and (B) subject to 15% tax for the part commencing January 1, 2003, if the ordinary shares are listed on a stock exchange recognized by the Israeli Ministry of Finance. Under current legislation the exemption applies for stock exchanges in Israel. It is expected that it will apply also to stock exchanges outside of Israel (if recognized by the Israeli Ministry of Finance) but it is not assured and subject to secondary legislation. The purchase price for purposes of capital gains commencing January 1, 2003, will be the higher of the tax basis or the average market value in the three days before January 1, 2003. We believe that we qualify as an Industrial Company under the law for Encouragement of Industry (Taxes)- 1969. There is uncertainty as to whether the Nasdaq will be regarded as a recognized stock exchange for this purpose. If the Nasdaq will not be regarded as a recognized stock exchange for this purpose or our shares are delisted, gains from sales of ordinary shares will be subject to 25% capital gain tax on the capital gain derived since December 31, 2002, and 36% capital gain tax for companies and up to 50% capital gain tax for individuals on the capital gain derived until December 31, 2002, while the allocation of the gain between the two periods is proportional to the holding periods until December 31, 2002, and after December 31, 2002.

         For residents of the United States holding less than 10% of our shares at any time in the twelve months before the sale, under the treaty between Israel and the U.S., capital gains from the sale of capital assets are generally exempt from Israeli capital gains tax with respect to the exeptions stated in the treaty. For residents of other countries, the purchaser of the shares may be required to withhold capital gains tax at a rate of 30% on all amounts received for the sale of our ordinary shares, for so long as the capital gain from such a sale is not exempt from Israeli capital gains tax, and unless a different rate is provided in a treaty between Israel and the stockholder's country of residence.

         DIVIDENDS

         Nonresidents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income may include dividends on our ordinary shares. For residents of the United States, under the treaty between Israel and the U.S., the maximum tax on dividends paid to a U.S. resident (as defined in the treaty) holding Gilat ordinary shares that Gilat is required to withhold is 25%. For residents of other countries, unless a different rate is provided in a treaty between Israel and the stockholder's country of residence, Gilat may be required to withhold income tax at the maximum rate of 25% on all distributions of dividends other than stock dividends.

FILING OF TAX RETURNS IN ISRAEL

         A nonresident of Israel who receives interest, dividend or royalty income derived from or accrued in Israel, from which tax was withheld at the source, is generally exempt from the duty to file tax returns in Israel with respect to such income, provided such income was not derived from a business conducted in Israel by the taxpayer.

TAX CONSEQUENCES TO RESIDENTS OF ISRAEL

         CAPITAL GAINS

         Israeli law imposes a capital gains tax on capital gains derived from the sale of securities and other Israeli capital assets, including shares. The capital gain or loss amount is equal to the consideration received by the holder for the shares less the holder's tax basis in the shares. Under current law, effective commencing January 1, 2003, gains from sales of ordinary shares incurred after December 31, 2002, are subject to 15% capital gains tax for individuals and Israeli companies not subject to the Income Tax Law (Inflation Adjustments) - 1985 (the "Adjustment Law") and 36% capital gain tax for Israeli companies subject to the Adjustment Law if the ordinary shares are listed on a stock exchange recognized by the Israeli Ministry of Finance. Under current legislation the 15% tax rate applies for securities, which are listed for trading on a stock exchange in Israel. It is expected that it will apply also to stock exchanges outside of Israel (if recognized by the Israeli Ministry of Finance) but it is not assured and subject to secondary legislation. For individuals and Israeli companies not subject to the Adjustment Law the purchase price for purposes of capital gains commencing January 1, 2003, will be the higher of the tax basis or the average market value in the three days before January 1, 2003 . Gains incurred until December 31, 2002, are exempt from capital gains tax for so long as (i) the ordinary shares are listed on a stock exchange recognized by the Israeli Ministry of Finance and (ii) Gilat Qualifies as an Industrial Company or Industrial Holding Company under the law for Encouragement of Industry (Taxes)- 1969. We believe that we qualify as an Industrial Company under the law for Encouragement of Industry (Taxes)- 1969. If we do not qualify as an Industrial Company under that law, the tax rate on capital gains derived until December 31, 2002, might be 35% for individuals or 36% for companies. There is uncertainty as to whether the Nasdaq will be regarded as a recognized stock exchange for this purpose. If the Nasdaq will not be regarded as a recognized stock exchange for this purpose or our shares are delisted, gains from sales of ordinary shares will be subject to 25% capital gain tax on the capital gain derived since December 31, 2002, and 36% capital gain tax for companies and up to 50% capital gain tax for individuals on the capital gain derived until December 31, 2002, while the allocation of the gain between the two periods is proportional to the holding periods until December 31, 2002, and after December 31, 2002.

         DIVIDENDS

         The distribution of dividend income, other than bonus shares (stock dividends), to Israeli residents who purchased our Shares will generally be subject to income tax at a rate of 25% for individuals and will be exempt from income tax for corporations. Gilat may be required to withhold income tax at the maximum rate of 25% (0% for corporations) on all such distributions.

U.S. TAXATION

         The following discussion is a general summary of the material U.S. federal income tax considerations applicable to U.S. Holders (as defined below) of ordinary shares, who hold such instruments as capital assets (generally, property held for investment). This summary is based on provisions of the Code, existing and proposed U.S. Treasury regulations and administrative and judicial interpretations in effect as of the date of this annual report. All of these authorities are subject to change (possibly with retroactive effect) and to differing interpretations. In addition, this summary does not discuss all aspects of U.S. federal income taxation that may be applicable to investors in light of their particular circumstances or to investors who are subject to special treatment under U.S. federal income tax law, including:

         o    life insurance companies;

         o    dealers in stocks or securities;

         o    financial institutions;

         o    tax-exempt organizations;

         o    persons subject to the alternative minimum tax;

         o persons holding their shares as part of a straddle, hedging, conversion or integrated transactions;

         o    persons having a functional currency other than the U.S. dollar;
              or

         o direct, indirect or constructive owners of 10% or more of the outstanding voting shares of Gilat.

         EACH U.S. HOLDER IS URGED TO CONSULT WITH ITS TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF ITS HOLDINGS, INCLUDING THE EFFECTS OF FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

         As used herein, the term "U.S. Holder" means a beneficial owner of an ordinary share who is, for U.S. federal income tax purposes:

         o     a citizen or resident of the United States;

         o a corporation created or organized in or under the laws of the United States or any political subdivision thereof;

         o an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

         o a trust if (i) (A) a U.S. court is able to exercise primary supervision over the trust's administration and (B) one or more U.S. persons have the authority to control all of the trust's substantial decisions, or (ii) (A) it was in existence on August 20, 1996, (B) it was properly treated as a U.S. person on and before that date, and (C) it validly elected to continue to be so treated.

DIVIDENDS PAID ON ORDINARY SHARES

         Subject to the discussion of the passive foreign investment company notes below, a U.S. Holder generally will be required to include in gross income as ordinary dividend income the amount of any distributions paid on the ordinary shares (including the amount of any Israeli taxes withheld) to the extent that such distributions are paid out of Gilat's current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions in excess of Gilat's earnings and profits as so determined will be applied against and will reduce the U.S. Holder's tax basis in its ordinary shares and, to the extent they are in excess of such tax basis, will be treated as gain from a sale or exchange of such ordinary shares. Gilat's dividends will not qualify for the dividends-received deduction otherwise available to U.S. corporations. In the event that Gilat pays cash dividends, such dividends will be paid in Israeli currency. Dividends paid in Israeli currency (including the amount of any Israeli taxes withheld therefrom) will be includible in the income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day they are received by the U.S. Holder. Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is includible in the income of the U.S. Holder to the date such payment is converted into U.S. dollars generally will be treated as U.S. source ordinary income or loss.

         Any dividends paid by Gilat to a U.S. Holder on the ordinary shares generally will be treated as foreign source passive income for U.S. foreign tax credit purposes. Subject to the limitations set forth in the Code, U.S. Holders may elect to claim a foreign tax credit against their U.S. federal tax liability for Israeli income tax withheld from dividends received on ordinary shares. A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on ordinary shares if the U.S. Holder has not held the ordinary shares for a certain minimum period or to the extent such U.S. Holder is under an obligation to make certain related payments with respect to substantially similar or related property. The rules relating to the determination of the foreign tax credit are complex, and each U.S. Holder should consult with its tax advisor to determine whether and to what extent it is entitled to such credit. U.S. Holders who do not elect to claim a foreign tax credit may instead claim a deduction from the gross income for Israeli income tax withheld, but only for a year in which the U.S. Holder elects itemize deductions.

DISPOSITION OF ORDINARY SHARES

         Subject to the discussion of passive foreign investment company notes below, upon the sale or other disposition of ordinary shares, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the disposition and such holder's adjusted tax basis in the ordinary shares disposed of which is generally the U.S. dollar cost of such shares. Gain or loss upon the disposition of ordinary shares will be long-term capital gain or loss if, at the time of the disposition, the U.S. Holder's holding period for the ordinary shares disposed of exceeds one year. Long-term capital gains realized by individual U.S. Holders generally are subject to a lower marginal U.S. federal income tax rate than ordinary income. The deductibility of capital losses by a U.S. Holder is subject to limitations.

         In general, any gain recognized by a U.S. Holder on the sale or other disposition of ordinary shares will be U.S. source income for U.S. foreign tax credit purposes. However, pursuant to the Treaty, gain from the sale or other disposition of ordinary shares by a U.S. holder who is a U.S. resident (for Treaty purposes) and who sells or otherwise disposes of the ordinary shares in Israel may be treated as foreign source income for U.S. foreign tax credit purposes. Any loss on such sale or other disposition of ordinary shares may be required to be allocated against foreign source income for U.S. foreign tax credit limitation purposes.

PASSIVE FOREIGN INVESTMENT COMPANY

         Special U.S. federal income tax rules apply to U.S. Holders owning shares of a so-called "passive foreign investment company" ("PFIC"). A foreign corporation generally will be considered a PFIC for any taxable year in which 75% or more of its gross income consists of passive income, or 50% or more of the average value of its assets consists of "passive assets" (generally, assets that generate passive income). Based upon an analysis of Gilat's financial position, Gilat has not ever been a PFIC and does not expect to become a PFIC for its current taxable year. While Gilat intends to manage its business so as to avoid PFIC status, to the extent consistent with its other business goals, no assurances can be made that the business plans of Gilat will not change in a manner which affects its PFIC status determination in the current or any future taxable year. If Gilat were classified as a PFIC, a U.S. Holder generally would be subject to additional federal income tax liability (including an interest charge) upon the sale or other disposition of ordinary shares or upon the receipt of amounts treated as "excess distributions." U.S. holders are urged to consult their tax advisors concerning the U.S. federal income tax consequences of holding ordinary shares if Gilat were considered a PFIC in any year.

BACKUP WITHHOLDING

         A U.S. Holder may be subject to backup withholding with respect to dividends on, and the proceeds of dispositions of, ordinary shares. In general, backup withholding will apply to a U.S. Holder only if the U.S. Holder fails to comply with certain identification procedures or fails to report properly payments of dividends. Backup withholding will not apply with respect to payments made to certain exempt recipients, such as corporations and tax-exempt organizations. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, provided that the required information is timely furnished to the Internal Revenue Service.

DOCUMENTS ON DISPLAY

         We file reports and other information with the SEC. These reports include certain financial and statistical information about us, and may be accompanied by exhibits. You may read and copy any document we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains an Internet website at HTTP://WWW.SEC.GOV that contains reports, proxy statements, information statements and other material that are filed through the SEC's Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system. We began filing through the EDGAR system beginning in November 2002.

         Information about us is also available on our website at HTTP://WWW.GILAT.COM. Such information on our website is not part of this annual report. You may also visit us on the World Wide Web at www.gilat.com.

ITEM 11:     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

GENERAL

         The currency of our primary economic environment is the dollar. However, we have balances and activities in other currencies. We are therefore exposed to market risks arising from changes in currency exchange rates. We are also exposed to market risks arising from changes in interest rates.

EXCHANGE RATE RISK MANAGEMENT

         Our functional currency and that of most of our subsidiaries is the dollar. Accordingly, we attempt to protect ourselves against exposure arising from the difference between assets and liabilities in each currency other than the dollar ("Balance Sheet Exposure"). We strive to limit our exposure through "natural" hedging, i.e., attempting to maintain similar levels of assets and liabilities in any given currency, to the extent possible. However, this method of "natural" hedging is not always achievable.

         The table below details the balance of the Balance Sheet Exposure by currency:



              --------------------------------- --------------------------------
                                                        DECEMBER 31, 2002
              --------------------------------- --------------------------------
                                                          (IN THOUSANDS)
              LIABILITIES - SHORT TERM
              --------------------------------- --------------------------------
              Variable rate debt:

              In NIS                                                 $21
              Weighted average interest rate                       17.1%
              In other currencies                                     $5
              Weighted average interest rate                       10.0%

              --------------------------------- --------------------------------


         In addition, we pay for the purchase of certain components of our products in Japanese yen. As a result, an increase in the value of the Japanese yen in comparison to the dollar could increase the cost of revenues. We have entered into an agreement with our principal Japanese supplier in an effort to reduce the effects of fluctuations in the exchange rate, although there can be no assurance that such agreement will effectively eliminate our Japanese yen exposure.

INTEREST RATE RISK MANAGEMENT

         Due to the existence of assets and liabilities with different interest rates and maturity dates, we are exposed to changes in interest rates.

         The table below details the Balance Sheet Exposure by currency and interest rates:

                             ------------------------------ -------------------------------------------------------
                                                                             EXPECTED MATURITY DATES

                             ------------------------------ ----------------- ----------------- -------------------
                                                                  2003              2004             2005 AND

                                                                                                    THEREAFTER
                             ------------------------------ ----------------- ----------------- -------------------
                                                                                (IN THOUSANDS)
                             ASSETS:
                             ------------------------------ -------------------------------------------------------
                                 Short-term - in U.S.
                                  dollars:                      $1,663
                                 Fixed rate
                                 Weighted interest rate           1.15%


                                 Long-term loans - in
                                 U.S. dollars:                                  $1,000,000
                                 Weighted interest rate                              5%
                             ------------------------------ ----------------- ----------------- -------------------
                             LIABILITIES:
                             ------------------------------ ----------------- ----------------- -------------------
                             1) Long-term - in U.S.
                                  dollars:                                                           $358,648
                                 Fixed rate debt
                                 Weighted interest rate                                                4.25%
                             ------------------------------ ----------------- ----------------- -------------------
                             2) Long-term loans - in
                                   U.S. dollars                 $8,197           $121,426             $23,713
                                 Weighted average
                                   interest rate                  3.09%              3.00              3.00%


                             ------------------------------ ----------------- ----------------- -------------------
                             3) Short-term
                                 Variable rate debt - in
                                  U.S. dollars                  $1,801
                                 Weighted average
                                   interest rate                  1.47%

                                 In NIS                           $21
                                 Weighted average
                                   interest rate                 17.1%
                             ------------------------------ ----------------- ----------------- -------------------
                             4)  Other                             $5
                                 Weighted average
                                   interest rate
                             ------------------------------ ----------------- ----------------- -------------------

         In February 2000, we completed a private offering of $350 million of convertible subordinated notes due 2005. The notes are convertible into ordinary shares at a conversion price of $186.18 per share. Each note bears annual interest of 4.25% payable semiannually, on March 15 and September 15, commencing September 15, 2000.

         In March 2003, we exchanged the old notes and we issued (i) 202,083,908 ordinary shares and (ii) $83.254 million in principal amount of 4.00% convertible notes due 2012, also called Notes.

         In December 2000, we entered into a facility agreement with an Israeli bank, under which we borrowed $108 million to finance our general corporate activities. The loan bears interest at LIBOR plus 0.8% per annum and the principal is repayable in six semi-annual payments commencing June 2002. As of March 2003, of the $102 million in principal amount still due from us to Bank Hapoalim, (i) $25.5 million was converted into 18,488,590 ordinary shares, (ii) $5.1 million was converted into Notes of the same principal amount and (iii) the remaining debt amount of $71.4 million remains as a loan on revised terms. The revised terms include equal semiannual installments of principal of $4.463 million beginning on July 2, 2005, with a last installment of $8.925 million on July 2, 2012. The loan bears interest at the six-month LIBOR rate plus 2.5% and is payable semiannually together with the installments of principal.

ITEM 12:     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         Not Applicable.

                                     PART II

ITEM 13:     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         Not Applicable.

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

         Not Applicable.

ITEM 15:     CONTROLS AND PROCEDURES


         Our chief executive officer and chief financial officer have evaluated our disclosure controls and procedures (as defined in Rule 13a-14(c) to the Securities and Exchange Act of 1934) within 90 days prior to the filing of this Annual Report on Form 20-F and have determined that such disclosure controls and procedures are effective to ensure that information required to be disclosed in our filings under the Securities Exchange Act of 1934 with respect to the Company and its consolidated subsidiaries is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

         We evaluate our internal controls for financial reporting purposes on a regular basis. If we identify a problem in our internal controls during the course of our evaluations, we consider what revision, improvement and/or correction to make in order to ensure that our internal controls are effective. We are currently in the process of enhancing our internal controls. We anticipate that implementation of these enhancements may continue through the end of the year. Pending full implementation of these enhancements, we have instituted additional procedures and policies to preserve our ability to accurately record, process and summarize financial data and prepare financial statements for external purposes that fairly present our financial condition, results of operations and cash flows.

         Internal controls, no matter how designed, have limitations. It is the Company's intent that the internal controls be conceived to provide adequate, but not absolute, assurance that the objectives of the controls are met on a consistent basis. Management plans to continue its review of internal controls and disclosure procedures on an ongoing basis.

         We have made no other significant changes in internal controls, or other factors that could significantly affect internal controls, including any corrective actions with regard to significant deficiencies or material weaknesses. We intend to continue to refine our internal controls on an ongoing basis as we deem appropriate with a view towards making improvements.

                                    PART III

ITEM 16:     [RESERVED]

         Not Applicable.

ITEM 17:     NOT APPLICABLE


ITEM 18:     FINANCIAL STATEMENTS

         The Consolidated Financial Statements and related notes, as well as the Interim Condensed Consolidated Financial Statements and related notes, required by this item are contained on pages F-1 through F-___ hereof.


    INDEX TO CONSOLIDATED FINANCIAL STATEMENTS                                                             PAGE
    ------------------------------------------                                                             ----
      Reports of Independent Auditors.................................................................      F-2
      Consolidated Balance Sheets at December 31, 2001 and 2002.......................................  F-3 to F-4
      Consolidated Statements of Operations for the Years Ended December 31, 2000, 2001 and 2002......      F-5
      Consolidated Statements of Changes in Shareholders' Equity for the Years Ended December 31,
         2000, 2001 and 2002..........................................................................      F-6
      Consolidated Statements of Cash Flows for the Years Ended December 31, 2000, 2001 and 2002......  F-7 to F-9
      Notes to Consolidated Financial Statements...................................................... F-10 to F-62
      Reports of Independent Auditors with respect to consolidated subsidiaries....................... F-63 to F-65


ITEM 19:     EXHIBITS

1.1 Memorandum of Association, as amended. Previously filed as Exhibit 1.1 to Gilat's Annual Report on Form 20-F for the fiscal year ending December 31, 2000, which Exhibit is incorporated herein by reference.
1.2    Articles of Association, as amended and restated. Previously filed as
       Exhibit 1.2 to Gilat's Annual Report on Form 20-F for the fiscal year ending December 31, 2000, which Exhibit is incorporated herein by reference.
2.1 Indenture, dated as of March 7, 2000, between Gilat Satellite Networks Ltd. and The Bank of New York. Previously filed as Exhibit 4.2 to the Registration Statement on Form F-3 (No. 333-12242), which Exhibit is incorporated herein by reference.
2.2    Form of 4.25% Convertible Subordinated Note due 2005. Previously filed as
       Exhibit 4.3 to the Registration Statement on Form F-3 (No. 333-12242), which Exhibit is incorporated herein by reference.
2.3 Form of 4.00% convertible subordinated note due 2012. Previously filed as Exhibit T3C to the Registration Statement on Form F-3 (No. 022-38667) which Exhibit is incorporated herein by reference.
4.1    Agreement between the Company and Bank Hapoalim B.M. dated March 6, 2003.
4.2 Share Issuance Agreement between the Company and SES Americom, Inc. dated December 30, 2002.
4.3    Parental Guarantee executed by the Company dated December 30, 2002.
4.4 Master Agreement dated as of September 29, 2000, by and among StarBand, Gilat Satellite Networks Ltd. and Spacenet Inc. Previously filed as
       Exhibit 4.1 to Gilat's Annual Report on Form 20-F/A (Amendment No. 2) for the fiscal year ending December 31, 2000, which Exhibit is incorporated herein by reference. *
4.5 Tender Offer Agreement dated as of October 3, 2000, by and among Gilat Satellite Networks Ltd., rStar Corporation (formerly named ZapMe! Corporation) and the Stockholders Listed on Schedules A and B thereto. Previously filed as Exhibit (d) to Schedule TO filed with the Securities and Exchange Commission on October 17, 2000, which Exhibit is incorporated herein by reference.
4.6 Agreement dated April 23, 2001, by and between rStar Corporation and Spacenet Inc. regarding a capital lease obligation. Previously filed as
       Exhibit 4.4 to Gilat's Annual Report on Form 20-F for the fiscal year ending December 31, 2000, which Exhibit is incorporated herein by reference.

4.7 Second Amended and Restated Acquisition Agreement dated as of December 31, 2001, by and among Gilat-to-Home Latin America (Holland) N.V., rStar Corporation and Gilat Satellite Networks Ltd. relating to the acquisition of StarBand Latin America (Holland) B.V. Previously filed as Exhibit 2.1 to Amendment No. 1 to the Registration Statement on Form F-4 (No. 333-71422), which Exhibit is incorporated herein by reference.
4.8 Form of master agreement, by and among StarBand Latin America (Holland) B.V., Gilat-to-Home Latin American (Holland) N.V., Gilat-to-Home Latin America, Inc., and Gilat Satellite Networks Ltd. Previously filed as
       Exhibit 10.1 to Amendment No. 1 to the Registration Statement on Form F-4 (No. 333-71422), which Exhibit is incorporated herein by reference. *
4.9 Sublease and Master Deed of Lease dated as of March 28, 2001 by and among BP III Leasco, LLC as Sublessor, BP Tysons, LLC as Landlord and Spacenet Real Estate Holdings, LLC as Sublessee and Master Tenant. Previously filed as Exhibit 4.7 to Gilat's Annual Report on Form 20-F for the fiscal year ending December 31, 2000, which Exhibit is incorporated herein by reference.
4.10 Acquisition Agreement, among Gilat Satellite Networks (Holland) BV, Gilat Satellite Networks Ltd., Spacenet International Holdings Inc., Spacenet International Ventures Inc., Gilat Satellite Networks (Luxembourg) S.A. dated April 2002. Previously filed as Exhibit 4.8 to the Annual Report on Form 20-F for the fiscal year ending December 31, 2001, which Exhibit is incorporated herein by reference.
8.1 List of subsidiaries. Previously filed as Exhibit 8.1 to the Annual Report on Form 20-F for the fiscal year ending December 31, 2001, which
       Exhibit is incorporated herein by reference.
10.1   Consent Kost Forer & Gabbay, a member of Ernst & Young Global.
10.2   Consent of KPMG Accountants N.V.
10.3   Consent of Berman Hopkins Wright & LaHam, CPAs LLP.
10.4   Consent of Grant Thorton LLP.
12.(a).1 Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

------------------
* Portions of this exhibit were omitted pursuant to a request for confidential treatment filed separately with the Securities and Exchange Commission.

                                    SIGNATURE



         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.




                                    GILAT SATELLITE NETWORKS LTD.



                                    By: /s/ Yoel Gat
                                        ----------------------------------------
                                        Yoel Gat
                                        Chairman and Chief Executive Officer


         Date:    April 15, 2003

CERTIFICATIONS

I, Yoel Gat, Chief Executive Officer, certify that:

1. I have reviewed this annual report on Form 20-F of Gilat Satellite Networks Ltd.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

     a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


     Date: ___________                          _______________________
                                                        Yoel Gat
                                                Chief Executive Officer

CERTIFICATIONS

I, Yoav Leibovitch, Chief Financial Officer, certify that:

1. I have reviewed this annual report on Form 20-F of Gilat Satellite Networks Ltd.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have: d. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     e. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     f. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function): c. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     d. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


     Date: ___________                          _______________________
                                                    Yoav Leibovitch
                                                Chief Financial Officer

               GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES


                        CONSOLIDATED FINANCIAL STATEMENTS


                             AS OF DECEMBER 31, 2002


                                 IN U.S. DOLLARS




                                      INDEX




                                                                     PAGE
                                                              ------------------

 REPORT OF INDEPENDENT AUDITORS                                      F-2

 CONSOLIDATED BALANCE SHEETS                                       F-3 - F4

 CONSOLIDATED STATEMENTS OF OPERATIONS                               F-5

 STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)          F-6

 CONSOLIDATED STATEMENTS OF CASH FLOWS                            F-7 - F-9

 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                      F-10 - F-62



                               - - - - - - - - - -

[LOGO] ERNST & YOUNG





                         REPORT OF INDEPENDENT AUDITORS

                             To the Shareholders of

                          GILAT SATELLITE NETWORKS LTD.


       We have audited the accompanying consolidated balance sheets of Gilat Satellite Networks Ltd. ("the Company") and its subsidiaries as of December 31, 2001 and 2002, and the related consolidated statements of operations, changes in shareholders' equity (deficiency) and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements, based on our audits. We did not audit the financial statements of certain consolidated subsidiaries, which statements reflect total assets of approximately 25% as of December 31, 2001, and total revenues of approximately 8% and 25% for the years ended December 31, 2000 and 2001, respectively, of the related consolidated totals. Those financial statements were audited by other auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for these subsidiaries, is based solely on the reports of the other auditors.

       We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

       In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2001 and 2002, and the consolidated results of their operations and cash flows, for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.





Tel-Aviv, Israel                                      KOST FORER & GABBAY
April 14, 2003                                  A Member of Ernst & Young Global


                                                                                  GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
------------------------------------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                                                   DECEMBER 31,
                                                                                       ------------------------------------
                                                                                             2001                2002
                                                                                       ----------------    ----------------

     ASSETS

CURRENT ASSETS:
   Cash and cash equivalents                                                             $     97,325        $     48,072
   Short-term bank deposits                                                                    12,900               1,663
   Short-term restricted cash                                                                   3,520              12,151
   Trade receivables, (net of allowance for doubtful accounts 2001 -
     $ 114,703; 2002 - $ 17,041) *)                                                           125,059              55,459
   Inventories                                                                                123,372              74,978
   Other accounts receivable and prepaid expenses                                              46,090              47,113
                                                                                       ----------------    ----------------

 TOTAL current assets                                                                         408,266             239,436
                                                                                       ----------------    ----------------

 LONG-TERM INVESTMENTS AND RECEIVABLES:
   Long-term restricted cash                                                                    9,521              10,733
   Investment in other companies                                                               12,182                   -
   Severance pay fund                                                                           5,784               7,664
   Long-term note                                                                              43,430               1,000
   Long-term trade receivables and other receivables, net                                      40,279              31,427
                                                                                       ----------------    ----------------

                                                                                              111,196              50,824
                                                                                       ----------------    ----------------

 PROPERTY AND EQUIPMENT, NET                                                                  247,200             162,905
                                                                                       ----------------    ----------------

 INTANGIBLE ASSETS AND DEFERRED CHARGES, NET                                                   35,280              21,049
                                                                                       ----------------    ----------------

 GOODWILL                                                                                      56,681                   -
                                                                                       ----------------    ----------------

 TOTAL assets                                                                            $    858,623        $    474,214
                                                                                       ================    ================

*)  Includes the following balances resulting from transactions with related parties as of December 31, 2001 and 2002: trade receivables - $ 1,102 and $ 1,402, respectively;

The accompanying notes are an integral part of the consolidated financial statements.


                                                                                  GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
------------------------------------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)


                                                                                                   DECEMBER 31,
                                                                                       -------------------------------------
                                                                                             2001                 2002
                                                                                       ----------------     ----------------
     LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)
 CURRENT LIABILITIES:
   Short-term bank credit                                                                $      4,664         $      1,826
   Current maturities of long-term loans                                                       25,224                8,197
   Trade payables *)                                                                           46,927               26,507
   Accrued expenses *)                                                                         51,737               37,592
   Other accounts payable                                                                      30,142               37,787
                                                                                       ----------------     ----------------

 TOTAL current liabilities                                                                    158,694              111,909
                                                                                       ----------------     ----------------

 LONG-TERM LIABILITIES:
   Accrued severance pay                                                                        8,831                8,412
   Long-term loans, net of current maturities *)                                              136,073              145,140
   Other long-term liabilities                                                                 17,066               19,193
   Convertible subordinated notes                                                             350,000              358,648
                                                                                       ----------------     ----------------

 TOTAL long-term liabilities                                                                  511,970              531,393
                                                                                       ----------------     ----------------

 COMMITMENTS AND CONTINGENCIES

 MINORITY INTEREST                                                                             10,639                3,827
                                                                                       ----------------     ----------------

 SHAREHOLDERS' EQUITY (DEFICIENCY):
   Share capital - Ordinary shares of NIS 0.01 par value -Authorized:
     300,000,000 as of December 31, 2001 and 2002; Issued and
     outstanding: 23,388,613 and 23,855,922 shares as of December 31,
     2001 and 2002, respectively                                                                   69                   70
   Additional paid in capital                                                                 617,374              617,797
   Accumulated other comprehensive loss                                                        (5,710)              (8,165)
   Accumulated deficit                                                                       (434,413)            (782,617)
                                                                                       ----------------     ----------------

 TOTAL shareholders' equity (deficiency)                                                      177,320             (172,915)
                                                                                       ----------------     ----------------

 TOTAL liabilities and shareholders' equity (deficiency)                                 $    858,623         $    474,214
                                                                                       ================     ================

*)  Includes the following balances resulting from transactions with related parties as of December 31,
    2001 and 2002: Trade payables - $ 842 and $ 3,211, respectively, Accrued expenses - $0 and $5,706, respectively, Other accounts payable - $0 and $3,281, respectively, Long-term loans, net of current maturities - $ 962 and $ 0, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

                                                                                  GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
------------------------------------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT PER SHARE DATA)

                                                                                        YEAR ENDED DECEMBER 31,
                                                                            -----------------------------------------------
                                                                                 2000             2001             2002
                                                                            --------------    -------------    ------------
 Revenues:
   Products *)                                                               $   398,299       $   279,297      $  130,011
   Services *)                                                                   106,263           106,732          78,744
                                                                            --------------    -------------    ------------
                                                                                 504,562           386,029         208,755
                                                                            --------------    -------------    ------------
 Cost of revenues:
   Products                                                                      265,259           194,374         107,527
   Services *)                                                                    79,182            94,665          61,501
   Write-off of inventories                                                            -            59,790          20,107
                                                                            --------------    -------------    ------------
                                                                                 344,441           348,829         189,135
                                                                            --------------    -------------    ------------

 Gross profit                                                                    160,121            37,200          19,620
                                                                            --------------    -------------    ------------
 Research and development costs, net *)                                           31,272            35,634          25,066
 Selling, marketing, general and administrative expenses *)                       82,444           121,486          86,227
 Provision and write-off of doubtful accounts and capital lease
   receivables **)                                                                 3,654           134,614          34,714
 Impairment of goodwill                                                                -            50,580          13,049
 Impairment of tangible and intangible assets                                          -            42,982          50,666
 Restructuring charges                                                                 -            30,284               -
                                                                            --------------    -------------    ------------
 Operating income (loss)                                                          42,751          (378,380)       (190,102)
 Financial   expenses, net                                                        (1,289)          (21,334)        (21,324)
 Write-off of investments in affiliated and other companies                       (9,350)          (28,007)        (51,379)
                                                                            --------------    -------------    ------------
 Income (loss) before taxes on income                                             32,112          (427,721)       (262,805)
 Taxes on income                                                                   2,003               974             929
                                                                            --------------    -------------    ------------
 Income (loss) after taxes on income                                              30,109          (428,695)       (263,734)
 Equity in losses of affiliated companies                                           (950)             (252)        (29,334)
 Acquired in-process research and development of an affiliated company           (10,000)                -               -
 Minority interest in losses of subsidiaries                                         276             5,889           3,517
                                                                            --------------    -------------    ------------

 Income (loss) from continuing operations, before cumulative effect of a
   change in an accounting principle                                              19,435          (423,058)       (289,551)

 Loss from cumulative effect of a change in an accounting principle                    -                 -         (56,716)
 Loss from discontinued operations                                                     -            (6,054)         (1,937)
                                                                            --------------    -------------    ------------

 Net income (loss)                                                           $    19,435       $  (429,112)     $ (348,204)
                                                                            ==============    =============    ============

 Earnings (loss) per share from continued operation:
 Basic                                                                       $      0.86       $    (18.11)     $   (12.28)
                                                                            ==============    =============    ============
 Diluted                                                                     $      0.81       $    (18.11)     $   (12.28)
                                                                            ==============    =============    ============

 Basic and diluted Loss per share from discontinued operation:                         -       $     (0.26)     $    (0.08)
                                                                            ==============    =============    ============

 Basic and diluted Loss per share from cumulative effect of a change in
   an accounting principle                                                   $         -       $         -      $    (2.41)
                                                                            ==============    =============    ============

 Net earnings (loss) per share:
 Basic                                                                       $      0.86       $    (18.37)     $   (14.77)
                                                                            ==============    =============    ============
 Diluted                                                                     $      0.81       $    (18.37)     $   (14.77)
                                                                            ==============    =============    ============
 Weighted average number of shares used in computing net earnings (loss)
   per share (in thousands):
 Basic                                                                            22,516            23,361          23,581
                                                                            ==============    =============    ============
 Diluted                                                                          24,099            23,361          23,581
                                                                            ==============    =============    ============

*)  Includes the following income (expenses) resulting from transactions with related parties for the years ended
    December 31, 2000, 2001 and 2002: product revenues - $ 105,708, $ 24,947 and $ 5,300, respectively; service revenues - $ 44,526, $ 25,070 and $ 1,450, respectively; cost of services - $ (16,126), $ (36,078) and $ (19,695), respectively; research and development costs, net - $ (2,000), $ (4,000) and $ 0, respectively selling, marketing, general and administrative - $0, $0, and $253, respectively.

**) In 2001, Primarily Starband (see note 1d)

The accompanying notes are an integral part of the consolidated financial statements


                                                                                  GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)
------------------------------------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS
                                                         NUMBER OF
                                                         ORDINARY                                     ACCUMULATED
                                                          SHARES                      ADDITIONAL         OTHER
                                                            (IN           SHARE         PAID-IN      COMPREHENSIVE
                                                        THOUSANDS)       CAPITAL        CAPITAL           LOSS
                                                      ---------------  ------------  -------------  ----------------
  Balance as of January 1, 2000                            21,147       $       64    $   527,052    $     (2,557)
    Conversion of convertible subordinated notes,
      net                                                   1,786                4         75,095               -
    Issuance of shares in consideration for the
      acquisition of DNI                                      218                1          7,682               -
    Exercise of options                                       204            (*  -          7,498               -
    Comprehensive loss - Foreign currency
      translation adjustments                                   -                -              -            (883)
    Net income                                                  -                -              -               -
                                                      ---------------  ------------  -------------  ----------------
  Total comprehensive income


  Balance as of December 31, 2000                          23,355               69        617,327          (3,440)
    Exercise of options, net                                   34            (*  -             47               -
    Comprehensive loss - Foreign currency
      translation adjustments                                   -                -             -           (2,270)
    Net loss                                                    -                -             -                -
                                                      ---------------  ------------  -------------  ----------------
  Total comprehensive loss


  Balance as of December 31, 2001                          23,389               69       617,374           (5,710)

    Exercise of options, net                                    1               (*             5                -
    Stock compensation related to  options issued
      to non employees                                          -                -           107                -
    Issuance of shares in consideration for the
      acquisition of rStar                                    466              1             311                -
    Foreign currency translation adjustments from
      the disposal of European subsidiaries                     -                -             -            2,117

    Comprehensive loss - Foreign currency
      translation adjustments                                   -                -             -           (4,572)
    Net loss                                                    -                -             -                -
                                                      ---------------  ------------  -------------  ----------------
  Total comprehensive loss


  Balance as of December 31, 2002                          23,856       $       70    $   617,797    $     (8,165)
                                                      ===============  ============  =============  ================

(CONTINUED)

                                                                                               TOTAL
                                                                             TOTAL         SHAREHOLDERS'
                                                        ACCUMULATED      COMPREHENSIVE        EQUITY
                                                          DEFICIT        INCOME (LOSS)     (DEFICIENCY)
                                                      ---------------  -----------------  ---------------

  Balance as of January 1, 2000                        $    (24,736)    $          -       $   499,823
    Conversion of convertible subordinated notes,
      net                                                         -                -            75,099
    Issuance of shares in consideration for the
      acquisition of DNI                                          -                -             7,683
    Exercise of options                                           -                -             7,498
    Comprehensive loss - Foreign currency
      translation adjustments                                     -             (883)             (883)
    Net income                                               19,435           19,435            19,435
                                                      ---------------  -----------------  ---------------
  Total comprehensive income                                            $     18,552
                                                                       =================

  Balance as of December 31, 2000                            (5,301)               -           608,655
    Exercise of options, net                                      -                -                47
    Comprehensive loss - Foreign currency
      translation adjustments                                     -           (2,270)           (2,270)
    Net loss                                               (429,112)        (429,112)         (429,112)
                                                      ---------------  -----------------  ---------------
  Total comprehensive loss                                              $   (431,382)
                                                                       =================

  Balance as of December 31, 2001                          (434,413)               -           177,320

    Exercise of options, net                                      -                -                 5
    Stock compensation related to  options issued
      to non employees                                            -                -               107
    Issuance of shares in consideration for the
      acquisition of rStar                                        -                -               312
    Foreign currency translation adjustments from
      the disposal of European subsidiaries                       -                -             2,117

    Comprehensive loss - Foreign currency
      translation adjustments                                                 (4,572)           (4,572)
    Net loss                                               (348,204)        (348,204)         (348,204)
                                                      ---------------  -----------------  ---------------
  Total comprehensive loss                                              $  (352,776)
                                                                       =================

  Balance as of December 31, 2002                      $   (782,617)                       $  (172,915)
                                                      ===============                     ===============

*) Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.


                                                                                  GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
------------------------------------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                                       YEAR ENDED DECEMBER 31,
                                                                          --------------------------------------------------
                                                                                2000              2001            2002
                                                                          ----------------  ---------------- ---------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)                                                           $     19,435      $   (429,112)    $   (348,204)
Less loss for the year from discontinued operations                                    -             6,054            1,937
Adjustments required to reconcile net income (loss) to net cash used in operating activities:
   Depreciation and amortization                                                  42,431            61,273           46,230
   Stock compensation   relating to options issued to non-employees                    -                 -              107
   Impairment of goodwill                                                              -            50,580           69,765
   Impairment of intangible assets                                                     -            28,229            8,255
   Write off of investments                                                        9,350            28,007           11,989
   Write off of long-term note                                                         -                 -           39,390
   Impairment of property and equipment and other tangible and intangible
     assets                                                                            -            14,753           42,411
   Acquired in-process research and development of an affiliated
   company                                                                        10,000                 -                -
   Equity in losses of affiliated companies                                          950               252           29,334
   Accrued severance pay, net                                                      1,206                 7           (1,568)
   Interest accrued on short and long-term bank deposits                           2,204             1,344             (163)
   Exchange differences on long-term loans                                                                              983
   Interest received (accrued) on long term loan to an affiliated
      company                                                                          -              (242)               -
   Minority interest in losses of subsidiaries                                         -            (5,424)          (3,517)
   Capital gain from disposal of property and equipment                                -                 -             (177)
   Deferred income taxes, net                                                     (3,575)           (1,058)             (40)
   Decrease (increase) in trade receivables                                     (104,068)           25,053           62,484
   Decrease (increase) in other accounts receivable and prepaid
     expenses (including long-term receivables)                                  (65,300)           43,513           13,737
   Decrease (increase) in inventories                                            (75,318)           (9,119)          24,742
   Write-off of inventories                                                            -            59,790           20,107
   Increase (decrease) in trade payables                                          42,112           (36,727)         (19,797)
   Increase (decrease) in accrued expenses                                          (355)           13,265          (16,825)
   Increase (decrease) in other accounts payable and other long-term
   liabilities                                                                    (3,003)           (8,526)          13,196
   Other                                                                              16                40                -
   Cash used for discontinued operation                                                -            (5,574)          (1,185)
                                                                          ----------------  ---------------- ---------------

Net cash used in operating activities                                           (123,915)         (163,622)          (6,809)
                                                                          ----------------  ---------------- ---------------

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment                                              (147,907)          (59,235)          (9,739)
Return of investment in a company                                                      -             2,500                -
Investment in affiliated companies                                               (49,680)                -          (13,461)
Investment in other companies                                                    (17,012)           (2,578)               -
Investment in short-term bank deposits                                          (198,300)          (12,900)               -
Proceeds from short-term bank deposits                                           218,000               303           11,400
Proceeds from long-term bank deposits                                             56,678            34,000                -
Long-term note                                                                   (40,000)                -                -
Long-term loans to affiliated company                                             (5,150)                -                -
Deconsolidation of subsidiaries (a)                                                    -                 -            7,671
Acquisition of rStar (b)                                                               -            51,379                -
Acquisition of DNI (c)                                                               278                 -                -
Acquisition of GTHLA (d)                                                           3,558                 -                -
Proceeds from sale of property and equipment                                          34            32,549                -
Proceeds from disposal of property and equipment                                       -                 -              832
Investment in short-term restricted cash                                               -            (3,520)         (11,035)
Investment in long-term restricted cash                                                -            (8,944)          (1,460)
Investment in other assets                                                        (2,556)           (5,364)          (2,098)
Proceeds from short-term restricted cash                                               -                 -            2,652
                                                                          ----------------  ---------------- ---------------

Net cash provided by (used in) investing activities                         $   (182,057)     $     28,190     $    (15,238)
                                                                          ================  ================ ===============

The accompanying notes are an integral part of the financial statements.


                                                                                  GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
------------------------------------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                                      YEAR ENDED DECEMBER 31,
                                                                        ---------------------------------------------------
                                                                              2000              2001             2002
                                                                        ----------------  ----------------  ---------------
  CASH FLOWS FROM FINANCING ACTIVITIES:
  Exercise of options, net                                               $       7,498     $          47     $          5
  Issuance of convertible subordinated notes, net of issuance
    expenses of $ 10,609                                                       339,391                 -                -
  Prepaid expenses related to restructuring of debts                                 -                 -           (2,240)
  Short-term bank credit, net                                                    6,984            (9,320)          (2,838)
  Proceeds from long-term loans                                                111,413            54,158            1,220
  Cash paid to minority shareholders of a subsidiary                                 -                 -           (9,997)
  Repayment of long-term loans                                                       -            (4,535)         (13,443)
                                                                        ----------------  ----------------  ---------------

  Net cash provided (used in) by financing activities                          465,286            40,350           (27,293)
                                                                        ----------------  ----------------  ---------------

  Effect of exchange rate changes on cash and cash equivalents                    (224)              (64)              87
                                                                        ----------------  ----------------  ---------------

  Increase (decrease) in cash and cash equivalents                             159,090           (95,146)         (49,253)
  Cash and cash equivalents at the beginning of the year                        33,381           192,471           97,325
                                                                        ----------------  ----------------  ---------------

  Cash and cash equivalents at the end of the year                       $     192,471     $      97,325     $     48,072
                                                                        ================  ================  ===============

  Supplementary cash flows activities:

  (a) Cash paid during the year for:
          Interest                                                       $       8,979     $      21,436     $      15,101
                                                                        ================  ================  ===============

          Income taxes                                                   $       8,845     $       1,218     $         329
                                                                        ================  ================  ===============

  (b) Non-cash transactions:
          Conversion of convertible subordinated notes, net              $      75,099     $           -     $           -
                                                                        ================  ================  ===============

          Acquisition of rStar shares in exchange for satisfaction of
            capital lease obligation (see Note 2a)                       $           -     $      45,000     $           -
                                                                        ================  ================  ===============

          Investment in other companies (see Note 6a)                    $           -     $       3,100     $           -
                                                                        ================  ================  ===============

      Arrangement with SES Americom (see Note 18a)                       $           -     $           -     $       5,706
                                                                        ================  ================  ===============

          Issuance of shares in consideration for the acquisition of
            RStar                                                        $           -     $           -     $         312
                                                                        ================  ================  ===============


The accompanying notes are an integral part of the consolidated financial statements.


                                                                                  GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
------------------------------------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                                                            YEAR ENDED
                                                                                                           DECEMBER 31,
                                                                                                               2002
                                                                                                         -----------------
 (a)      Deconsolidation of European subsidiaries consolidated in previous periods (see also Note 1e)

          Assets and liabilities of the subsidiaries at date of deconsolidation:
              Working capital (excluding cash and cash equivalents)                                       $        1,385
              Equity investment                                                                                   (3,114)
              Long-term trade receivables and other receivables                                                    1,439
              Property, plant and equipment and deferred charges                                                   7,404
              Other long-term liabilities                                                                         (1,560)
              Foreign currency translation                                                                         2,117
                                                                                                         -----------------

                                                                                                          $        7,671
                                                                                                         =================


                                                                                                            YEAR ENDED
                                                                                                           DECEMBER 31,
                                                                                                               2001
                                                                                                         -----------------
 (b)      Acquisition of rStar (see also Note 2a)

          Estimated net fair value of assets acquired and liabilities assumed at the date of acquisition was as follows:
              Working capital deficiency (excluding cash and cash equivalents)                            $       39,956
              Equity investment                                                                                   42,187
              Long-term trade receivables and other receivables                                                   (2,288)
              Property and equipment                                                                              (4,507)
              Other long-term liabilities                                                                         20,545
              Net assets of discontinued operations                                                              (12,458)
              Minority interest                                                                                    6,267
              Goodwill                                                                                           (38,323)
                                                                                                         -----------------

                                                                                                          $       51,379
                                                                                                         =================


                                                                                  GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
------------------------------------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                                                            YEAR ENDED
                                                                                                           DECEMBER 31,
                                                                                                               2000
                                                                                                         -----------------
 (c)     Acquisition of DNI (see also Note 2c)

          Estimated net fair value of assets acquired and liabilities assumed at the date of acquisition was as follows:
            Working capital (excluding cash and cash equivalents)                                                   (160)
            Property and equipment                                                                                   (72)
            Goodwill                                                                                              (7,173)
            Less - amounts acquired by issuance of shares                                                          7,683
                                                                                                         -----------------

                                                                                                          $          278
                                                                                                         =================
(d)      Acquisition of GTHLA (see also Note 2b)

          Estimated net fair value of assets acquired and liabilities assumed at the date of acquisition was as follows:
            Working capital deficiency (excluding cash and cash equivalents)                                      28,054
            Less equity investment and long-term loan to an affiliated company                                    10,958
            Long-term trade receivables and other receivables                                                       (544)
            Property and equipment                                                                               (17,682)
            Other long-term liabilities                                                                           16,808
            Goodwill                                                                                             (34,036)
                                                                                                         -----------------

                                                                                                          $        3,558
                                                                                                         =================


The accompanying notes are an integral part of the consolidated financial statements.

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 1:-       GENERAL

               a.   Organization:

                    Gilat Satellite Networks Ltd. ("the Company") and its wholly-owned subsidiaries ("the Group"), are providers of products and services for satellite-based communications networks. The Group designs, develops, manufactures, markets and sells products and provides services for products that enable complete end-to-end telecommunications and data networking solutions, based on very small aperture terminal ("VSAT") satellite earth stations and related central station (hub) equipment.

                    In March 2003, the Company completed a plan of arrangement with the Company's bank lenders, holders of the Company's 4.25% Convertible Subordinated Notes due 2005 (the "old notes"), and certain other creditors. According to the arrangement, the Company's obligation under the old notes in the amount of $362.0 million (including accrued interest in the amount of $12.0 million) was cancelled and the holders of the old notes were issued a combination of $83.3 million of 4.00% Convertible Notes due 2012 (the "new notes") and 202,083,908 Ordinary shares. Additional shares and notes were issued to Bank Hapoalim and to certain creditors as follows: (i) $25.5 million of the long-term to the Company's debt to Bank Hapoalim was converted into 18,488,590 Ordinary shares; (ii) $5.1 million of the Company's debt to Bank Hapoalim was converted into new notes of the same principal amount: (iii) 14,261,048 shares were issued to SES Americom as part of an agreement for reduction of the Company's overall liability and deferral of certain payments; (iv) 1,067,728 shares were issued to IBM as part of an amended agreement with them; and (v) $0.2 million new notes were issued to each of the two advisors for services rendered in the arrangement. As part of the agreement, debt to another financing creditor and loan agreements with bank creditors were amended (See Note 18). Under the new arrangement principal payments, except for $1 million to other financing creditor, would commence only in 2004.

                    For a description of principal markets and customers, see
                    Note 17.

               b.   StarBand Communications Inc.:

                    On March 30, 2000, the Company and Spacenet, Microsoft Network LLC ("MSN"), EchoStar Communications Corporation ("EchoStar") and ING Furman Selz Investment ("ING"), entered into an agreement, pursuant to which MSN, EchoStar and ING invested a total of $ 125 million in, and the Company and Spacenet contributed certain intangible assets, including exclusive marketing rights, trademarks, technology, know-how and other to a newly formed joint venture, StarBand Communications Inc. ("StarBand" or the "JV"), a North American broadband satellite internet service provider. As a result of the above investment, the Company through Spacenet, MSN, EchoStar and ING owned 42.1%, 17.7%, 17.7% and 7.2%, respectively, of the outstanding capital stock of StarBand. In addition, certain related parties of StarBand held 8% of its outstanding share capital.

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1:-       GENERAL (CONT.)

               There are additional agreements covering, inter-alia, the supply of equipment and services to MSN by StarBand. The Company and Spacenet have entered into a master supply and services agreement under which the Company and Spacenet provide StarBand with, among other things, network operations, equipment, use of facilities and certain research and development support.

               The Company accounted for the transaction as a contribution of assets to the newly formed entity at the transferors' basis which was zero, in accordance with FASB's Emerging Issues Task Force 89-7 "Exchange of assets or Interest in a Subsidiary for a Non-Controlling Equity Interest in a New Entity" ("EITF 89-7") (as subsequently codified in EITF 01-2: "Interpretation of APB 29" ("EITF 01-2")) and Accounting Principle Board Opinion No. 18 "The Equity Method of Accounting for Investments in Common Stock" ("APB No. 18").

               In September 2001, EchoStar invested an additional $ 50 million in StarBand, increasing its equity ownership to 29.2% (decreasing the Company and Spacenet ownership to 34.9%). The agreement allowed for an additional increase in ownership by EchoStar of up to 56.8 % (decreasing the Company ownership to 20.9%) upon EchoStar's fulfillment of its undertaking to launch a next generation satellite. The Company, Spacenet and StarBand agreed in conjunction with the investment agreement that StarBand would pay its outstanding receivable to the Company in the amount of $75 million as of December 31, 2001, by way of quarterly $5 million installments commencing in January 2002. However, at the beginning of 2002: (a) Echostar announced that it would not provide additional funds to Starband; (b) Starband had not fulfilled its obligation to pay $5 million in the first quarter of 2002; and (c) Starband's cash position had deteriorated. In accordance with Statement of Financial Accounting Standard No. 5 "Accounting for Contingencies" ("SFAS No. 5"), the Company identified the above conditions as a type I event and accordingly, recorded in 2001, a bad debt provision of $75 million, which is included in provision and write off of doubtful accounts and capital lease receivables and reversed $3 million in revenues. In 2002, revenues from sales to Starband in the amount of $3.2 million were recognized on a cash basis.

               On May 31, 2002, StarBand filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Court. During 2002, the Company provided StarBand approximately $7 million of debtor in possession financing, the majority of which has been in the form of transponder capacity and additional financing of approximately $18.2 million. All amounts provided including "debtor in possession" were recorded as equity in losses of affiliated companies in the amount of approximately $25.2 million.

               All of the above ownership percentages are presented on a fully diluted basis.

          c.   Restructuring charges, write offs and other significant charges:

               1. In the year 2001, the Group did not meet its projected sales. The recession had a negative impact on the communications industry. The Group began to experience a slowdown in orders and sales in virtually all of its markets- vertical, consumer and enterprise.

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1:-       GENERAL (CONT.)

               The Group realized that its corporate sales would indeed be heavily impacted. In addition to the corporate enterprise market, the consumer market also experienced its first slowdown in sales.

               Furthermore, certain circumstances such as the global decrease in telecommunication companies and depressed market conditions indicated that the carrying amount of the investments in other companies and in affiliated company would not be recoverable.

               As a result of the above, the Company's management recorded in 2001 the following charges:

               a)   Restructuring charges of approximately $ 30.3 million. (See
                    Note 13).

               b) Write off and mark down of excess inventory, inventory expected to be sold at prices lower than their carrying value and discontinued products in an amount of approximately $ 59.8 million, which is included in cost of revenues. (See Note 4b).


               c) Reserve for capital lease receivables, increase in bad debt provision and write-offs in an amount of approximately $
                    134.6 million of which $ 75 million related to StarBand. The provisions are included in provision and write off for doubtful account and capital lease receivables. (See Note
                    16c).

               d) Impairment of tangible, intangible assets and goodwill as follows:

                    1) Property and equipment and current assets in an amount of approximately $14.8 million. (See Note 7c).

                    2) Goodwill in an amount of approximately $50.6 million. (See Note 9c).

                    3) Intangible assets in an amount of approximately $28.2 million. (See Note 8c)

               e) Impairment of investments in other companies in an amount of approximately $ 19.6 million. The impairment was recorded as a write off of investments in the statement of operations. (See Note 6).

               f) Impairment of investment in affiliated company in an amount of approximately $ 8.4 million. The impairment was recorded as a write off of investments in the statement of operations. (See Note 5b).

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1:-       GENERAL (CONT.)

               2. In the year 2002, the recession in the communications industry and the slowdown in orders continued. Furthermore, certain circumstances such as the global decrease in telecommunication companies and depressed market conditions indicated that the carrying amount of the certain assets would not be recoverable. In October 2002, the Company commenced the Arrangement to restructure its debt, which was successfully completed on March 6, 2003. Prior to and while the Arrangement was under negotiation, the Company's ability to sell products and retain customers declined. As a result of the above, the Company's management recorded in 2002 the following charges:

                    a) Write off and mark down of excess inventory, inventory expected to be sold at prices lower than their carrying value and discontinued products in an amount of approximately $ 20.1 million, which is included in cost of revenues. (See Note 4b).

                    b) Increase in bad debt provision and write offs in an amount of approximately $ 34.7 million. The provisions are included in provision and write off for doubtful account and capital lease receivables. (See Note 16c).

                    c) Impairment of tangible, intangible assets and goodwill as follows:

                         1) Property and equipment and current assets in an amount of approximately $ 42.4 million.
                              (See Note 7d).

                         2) Intangible assets in an amount of approximately $8.3 million. (See Note 8d).

                         3) Goodwill in an amount of approximately $69.7 million that is presented under "Cumulative effect of a change in an accounting principle" and impairment of goodwill in the operating expense. (See Note 9d).

                              Impairment of investments in other companies in an amount of approximately $ 12.0 million. The impairment was recorded as a write off of investments in the statement of operations.
                              (See Note 6).

                              Impairment of long-term note in an amount of approximately $ 39.4 million. The impairment was recorded as a write-off of investments in the statement of operations. (See Note 2b).

                    d)   Discontinued operations of rStar:

                         During the third quarter of 2002, the Company's management decided to suspend activities relating to all operational components of rStar, which was mainly AutoNetworks, Inc., a 85% subsidiary of the Company.

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1:-       GENERAL (CONT.)

               The loss from discontinued operations consists of the following (in thousands):

                                                                    YEAR ENDED DECEMBER 31,
                                                                    2001                2002
                                                              -----------------    ----------------
                         Cost and expenses:
                         Cost of revenues                     $            -       $          152
                         Sales and marketing                           2,960                  866
                         General and administrative                      480                  404
                         Research and development                      2,614                  515
                                                              -----------------    ----------------
                         Loss from discontinued operations    $        6,054       $        1,937
                                                              =================    ================

               e.   Satlynx S.A.:

                    In May 2002, the Company completed an agreement with SES Global to form Satlynx S.A. (Satlynx"), a company that provides two-way satellite broadband communications services to enterprises, consumers and Soho users in Europe. The Company and SES Global contributed cash and in kind contributions, which included existing facilities, transponders, hubs, terminals, technology and technical and marketing assistance (some of these assets were immediately purchased by Satlynx from SES Global and from Gilat with the cash investment). As part of the agreement, the Company sold to Satlynx its existing European operations and enterprise customers in France, Italy, Germany, Holland, England and Czechoslovakia for $ 12 million in cash and approximately $
                    2.5 million in a note (the "Satlynx Note"). The future of Satlynx is contingent upon its ability to raise additional funding.

                    The Company accounted for the transaction as a contribution of assets to the newly formed entity at the transferors' basis which was equal to the amount of the Satlynx Note, in accordance with FASB's Emerging Issues Task Force 89-7 "Exchange of Assets or Interest in a Subsidiary for a Non-Controlling Equity Interest in a New Entity" ("EITF 89-7") (as was codified into EITF 01-2: "Interpretation of APB 29" ("EITF 01-2")) and Accounting Principle Board Opinion No. 18 "The Equity Method of Accounting for Investments in Common Stock" ("APB 18"). The Company does not control Satlynx and therefore ceased to consolidate its European operations as of May 1, 2002, and recognized equity losses in the amount of $4.1 million , representing the investment in Satlynx certain receivables and guaranties provided to Satlynx. As of December 31, 2002 investment in Satlinx amounted to $ 0.

                    The Company has determined that it does not control Satlynx for the following reasons: (i) the Company owns 50% of the outstanding shares which comprises just under a majority of the shares; (ii) the CEO of Satlynx has been appointed by SES Global (the other 50% shareholder); and (iii) the shareholders agreement entered into between the Company and SES provided SES with certain veto and management rights which enable SES to participate in significant financial and operating decisions that would normally be made in the ordinary course of business. As such, SES has the ability to block significant business decisions that the Company might otherwise choose to undertake.

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2:-       ACQUISITIONS

               a. Until October 2000, the Company held 1.2% of the Common stock of rStar Corporation Inc. ("rStar" (formerly: ZapMe! Corporation)), a public company traded on the Nasdaq National Market, which had been acquired for total consideration of approximately $ 2.5 million. This primary investment was recorded under the cost method.

                    In November and December 2000, the Company's subsidiary, Gilat Satellite Networks (Holland) BV ("Gilat BV") acquired 47.8% of rStar's Common stock for $ 49.7 million in cash, under a tender offer dated October 3, 2000.

                    In 2000, after the additional investment, the investment in rStar was accounted for using the equity method. The Company identified the cost of each investment, the fair value of the underlying assets acquired, and the goodwill related to each step of the investment. An amount of $ 10 million out of the total investment was attributed to in-process research and development. The technological feasibility of rStar's in-process research and development had not yet been established, and there was no alternative future use for it. During 2000, Gilat BV did not record equity losses with respect to rStar results of operations due to immateriality.

                    During January 2001, Gilat BV acquired an additional 2% interest in rStar for approximately $ 2 million, reaching 51%, of the outstanding share capital of rStar pursuant to the tender offer mentioned above. As a result, Gilat consolidated rStar's financial statements from January 1, 2001. The additional acquisition was treated on the basis of the purchase method of accounting, and accordingly, the purchase price has been allocated to the assets acquired and liabilities assumed based on their estimated fair value at the dates of acquisition. The Company included both the goodwill previously included with its investment in an affiliated company and the goodwill from the additional purchase in the balance sheet caption "Goodwill".

                    During May 2001, rStar issued and delivered to Gilat BV 19,396,552 shares of rStar Common stock, in full satisfaction of rStar's outstanding capital lease obligations to Spacenet in the amount of approximately $ 45 million, which resulted in the Group increasing its share equity in rStar from 51% to approximately 66%. The Company determined the cost of this acquisition based on the fair value of rStar's capital lease obligation, and accounted for the acquisition based on the purchase method of accounting in accordance with Accounting Principles Board Opinion No. 16 "Business Combination" ("APB 16"). This transaction resulted in recording additional goodwill.

                    In April 2001, the Group signed an agreement with rStar, which was amended in September 2001 and again in December 2001. According to the amended agreement, rStar acquired StarBand Latin America (Holland) BV ("StarBand Latin America"), a wholly owned subsidiary, from the Group in exchange for 43,103,448 shares of rStar Common stock. rStar also reacquired approximately 29% of its Common stock from its shareholders (other than the Group) in exchange for 466,105 Ordinary shares of Gilat and cash consideration in the amount of $10 million.

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2:-       ACQUISITIONS (CONT.)

                    Pursuant to the first and the second amendments of the agreement, in the event of StarBand Latin America reaching certain net income levels in the next few years, Gilat would be entitled to receive additional shares of rStar Common stock. In the event StarBand Latin America does not reach certain net income levels in the next few years, rStar shareholders will be entitled to receive in each of the two years in the period ending June 2004 cash consideration in the amount of $2.5 million or $5 million per year, subject to those results. The terms of the special cash consideration and the additional share issuance will be canceled in the event of a rStar public offering or in the event rStar closes a sale of its Common Stock, in a single transaction, with a party other than the Group that raises gross proceeds to rStar of at least $100 million, at a price of rStar Common Stock equal to $1 per share. Under the revised terms, only 60% of these proceeds need to be in the form of cash.

                    The Company guarantees the payment of the Special Distribution. The Company estimates that no provision is needed for the first distribution as of December 31, 2002. During 2002, the Company provided a provision for the second distribution as of December 31, 2002 as management's current assessment is that with the current level of sales in 2003 and with the uncertainties in the markets in which rStar operates, it is probable that the special distribution will be paid in 2004. However, if rStar is successful in growing its business and increasing its net income during 2003, the special distribution may not need to be paid in part or at all. The acquisition and the tender offer described above consummated on August 2, 2002. As such, the Group holds approximately 85% of rStar's outstanding stock

                    In September 2001, the Company wrote off goodwill and other intangible assets related to rStar in an amount of $ 50.6 million (See Notes 1c, 8c and 9c). The Company recorded an impairment of the remaining goodwill of $3.1 million as of January 1, 2002 upon the adoption of SFAS 142 and included in the cumulative effect of a change in an accounting principle. A subsequent additional impairment of rStar goodwill in the amount of $13 million is recorded in operating expenses.

                    The following represents the unaudited pro-forma results of operations for the year ended December 31, 2000, assuming that the rStar acquisition had been consummated as of January 1, 2000 (in thousands except per share data):

                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                                     2000
                                                              -----------------
                                                                  (UNAUDITED)
                                                              -----------------

                    Total revenues                             $       477,820
                                                              =================

                    Net loss from continuing operations        $        (3,093)
                                                              =================

                      Basic and diluted net loss per share
                        from continuing operations:            $         (0.14)
                                                              =================

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2:-       ACQUISITIONS (CONT.)

               b. In April 2000, Gilat BV and the other shareholders of Gilat To Home Latin America (Antilles) N.V. (formerly - "Global Village Telecom (Antilles) N.V.") ("GTHLA") entered into an agreement, pursuant to which the latter were to exchange all of their rights in GTHLA for the rights that GTHLA held in two Brazilian entities formed to provide telephone and other communications services in south central Brazil, and a cash payment of $ 5.3 million. As part of the transaction, the Company granted a $ 40 million long-term loan ("Original Note"), to a new entity formed by those investors, in exchange for a note convertible into Common shares of the new entity equal to approximately 9.1% of the then outstanding shares of the new entity. The note bore interest at 5% per annum and was to mature in May 2002. Following the transaction, Gilat BV, together with certain other shareholders, holds 100% of GTHLA. The operations of GTHLA are included in the Company's consolidated results of operations from April 14, 2000. The acquisition was accounted for by the purchase method, and accordingly, the purchase price has been allocated to the fair value of the assets acquired and liabilities assumed of GTHLA and resulted in recording of goodwill in the amount of approximately $ 34 million, which was being amortized over 10 years until December 2001.

                    The note was presented in long-term investments and receivables in 2000 and 2001. On May 14, 2002, Gilat accepted an Amendment and Restatement of the Convertible Subordinated Note. Under the terms of the Restated Note, the note was to mature on December 27, 2002 and a portion of the interest ($3 million) was due in installments, the last of which was paid on September 30, 2002. In addition, the Amended Note improved the conversion terms for Gilat and also provides for a cash pre-payment of certain amounts to Gilat in certain events. Due to financial difficulties of the debtors, the note was not repaid.

                    The Company recognized an impairment of the above long-term loan in the amount of $39.4 million in accordance with Accounting Standard No. 114 "Accounting by Creditors for Impairment of a Loan" ("SFAS 144").

                     In 2002, the balance of the goodwill was written-off in accordance with SFAS No. 142 as cumulative effect of a change in an accounting principle (see Note 9), resulting in a charge of $28 million.

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2:-       ACQUISITIONS (CONT.)

                    The following unaudited pro forma information presents the results of operations for the Group and GTHLA for the year ended December 31, 2000, as if the acquisition had been consummated as of January 1, 2000 (in thousands, except per share data):

                                                                 YEAR ENDED
                                                                DECEMBER 31,
                                                                    2000
                                                             ------------------
                                                                 (UNAUDITED)
                                                             ------------------

                      Total revenues                           $    496,351
                                                             ==================

                      Net loss                                 $     (5,568)
                                                             ==================

                      Basic and diluted net loss per share     $      (0.25)
                                                             ==================

               c. On July 12, 2000, the Company acquired all of the shares of Deterministic Networks, Inc. ("DNI"), a privately held company based in California, which is a supplier of Policy-Based Networking products and, providing quality of service (QoS), network management, and Internet security capabilities that enhance the products and services of its customers. The total consideration was approximately $ 7.8 million, which was paid, in 218,422 Ordinary shares of the Company. The operations of DNI are included in the consolidated statements from July 1, 2000. The acquisition was treated on the basis of the purchase method of accounting. Accordingly, the purchase price has been allocated to the fair value of the assets acquired and liabilities assumed of DNI and resulted in recording goodwill in the amount of approximately $ 7.2 million, which was being amortized over 5 years until December 2001. The purchase price was based on the market price of the Company's Ordinary shares on the announcement date of the transaction. In 2002, the goodwill has been written-off in accordance with FAS No. 142 as cumulative effect of a change in an accounting principle, see Note 9.

                    Pro-forma information in accordance with APB No. 16 has not been provided as the net income and earnings per share of DNI for 2000 were not material in relation to total consolidated net income and net earnings per share.


NOTE 3:-       SIGNIFICANT ACCOUNTING POLICIES

               The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("US GAAP").

               a.   Use of estimates:

                    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 3:-       SIGNIFICANT ACCOUNTING POLICIES (CONT.)

               b.   Financial statements in U.S. dollars:

                    The majority of the revenues of the Company and certain of its subsidiaries are generated in U.S. dollars ("Dollar") or linked to the Dollar. In addition, a substantial portion of the Company's and certain of its subsidiaries' costs is incurred in dollars. Company's management believes that the Dollar is the primary currency of the economic environment in which the Company, its affiliated companies, reported under the equity method, and certain of its subsidiaries, operate. Thus, the functional and reporting currency of the Company, certain of its subsidiaries, and its affiliates is the Dollar.

                    Accordingly, monetary accounts maintained in currencies other than the Dollar are remeasured into U.S. Dollars in accordance with Statement of Financial Accounting Standard No. 52 "Foreign Currency Translation"("SFAS No.52"). All transaction gains and losses of the remeasurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate.

                    The financial statements of foreign subsidiaries, whose functional currency has been determined on their local currency, have been translated into U.S. dollars. Assets and liabilities have been translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been translated using the average exchange rate for the period. The resulting translation adjustments are reported as a component of shareholders' equity in accumulated other comprehensive income (loss).

               c.   Principles of consolidation:

                    The consolidated financial statements include the accounts of the Company and its wholly owned and majority-owned subsidiaries. Intercompany balances and transactions, including profits from inter-company sales not yet realized outside the Group, have been eliminated upon consolidation.

               d.   Cash equivalents:

                    Cash equivalents are short-term highly liquid investments that are not restricted as to withdraws or use with original maturities of three months or less at the date acquired.

               e.   Short-term bank deposits:

                    Bank deposits with maturities of more than three months but less than one year are included in short-term bank deposits. Such bank deposits are stated at cost.

               f.   Short-term restricted cash:

                    Restricted cash is primarily invested in certificates of deposit, which mature within one year, linked to the U.S dollar, bear interest at rates of 0.9% - 4.5% and is used as collateral for the lease of the Group's offices, a sale and lease back transaction and performance guarantees to customers.

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 3:-       SIGNIFICANT ACCOUNTING POLICIES (CONT.)

               g.   Inventories:

                    Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items, excess inventories, discontinued products, and for market prices lower than cost. In 2001 and 2002, the Company wrote off approximately $ 59.8 million and $20.1 million, respectively, of excess inventory, discontinued products, and for market prices lower than cost, which has been included in cost of revenues (See Notes 1d and 4b).

                    Cost is determined as follows:

                    Raw materials, parts and supplies - using the average cost method with the addition of allocable indirect manufacturing costs.

                    Work-in-progress - represents the cost of manufacturing with the addition of allocable indirect manufacturing costs.

                    Finished products - on the basis of direct manufacturing costs with the addition of allocable indirect manufacturing costs.

                    Inventories include amounts related to long-term contracts as determined by the percentage of completion method of accounting. Such amounts are recorded as "cost and estimated earnings in excess of billings".

               h.   Long-term restricted cash:

                    Restricted cash is primarily invested in certificates of deposit, which mature in more than one year, linked to the U.S dollar, bear interest at a rate of 0.9%-4.5% and used as collateral for the lease of the Group's offices, a sale and lease back transaction and performance guarantees to customers.

               i.   Investment in affiliated companies:

                    In these financial statements, affiliated companies are companies held to the extent of 20% or more (which are not subsidiaries) , where the Company can exercise significant influence over operating and financial policies of the affiliate. The investment in affiliated companies is accounted for by the equity method. Profits on intercompany sales, not realized outside the Group, were eliminated.

                    The excess of the purchase price over the fair value of net tangible assets acquired has been attributed to goodwill, acquired in-process research and development and other identifiable assets.

                    Acquired in-process research and development related to investments in affiliated companies is expensed when the technological feasibility has not yet been established, and for which there is no alternative future use.

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 3:-       SIGNIFICANT ACCOUNTING POLICIES (CONT.)

                    The Company's investments in affiliates are reviewed for impairment, in accordance with APB 18 whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable. In 2001, impairment losses were identified in the amount of $ 8.4 million (See Notes 1d and 5b).

               j.   Investment in other companies:

                    The investment in these companies is stated at cost, since the Company does not have the ability to exercise significant influence over operating and financial policies of the investees.

                    The Company's investments in other companies are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable in accordance with Accounting Principle Board Opinion No. 18 "The equity Method of Accounting for Investments in Common Stock" ("APB 18"). During the years ended December 31, 2001 and 2002, impairment losses have been identified in the amounts of $ 19.6 million and $ 12 million, respectively. (See Notes 1d and 6).

               k.   Long term trade receivables:

                    Long-term receivables from extended payment agreements are recorded at estimated present values determined based on current rates of interest and reported at the net amounts in the accompanying financial statements. Imputed interest is recognized, using the effective interest method as a component of interest income in the accompanying statements.

               l.   Property and equipment, net:

                    Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets as follows:

                                                                                YEARS
                                                          --------------------------------------------------
                    Buildings                                                     50
                    Computers and electronic equipment                         3 - 12.5
                    Office furniture and equipment                              5 - 17
                    Vehicles                                                      7
                    Leasehold improvements                 Over the term of the lease or the useful life of
                                                               the improvements, by whichever is shorter

                    Equipment leased to others under operating leases is carried at cost less accumulated depreciation and depreciated using the straight-line method over the useful life of the assets.

                    The Group accounts for costs of computer software developed or obtained for internal use in accordance with Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 requires the capitalization of certain costs incurred in connection with developing or obtaining internal use software.

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 3:-       SIGNIFICANT ACCOUNTING POLICIES (CONT.)

               m. Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of:

                    The Company's long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144 "Accounting for the Impairment or Disposal of Long- Lived Assets" ("SFAS No. 144") whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The impairment loss shall be reduced the carrying amount of the long-lived assets of a Group covered by the Statement on a pro-rata basis using the relative carrying amounts of those assets. However, the carrying amount of a long-lived asset of the Group would not be reduced below its fair value, if determinable. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

                    The Company recorded losses from write-off of property and equipment, which it ceased to use in operations, adjustment to the carrying amount of property and equipment and impairment losses in the amount of $ 0, $ 10.2 million and $
                    42.4 million in 2000, 2001 and 2002, respectively. (See Notes 1d and 7c and 7d).

               n.   Intangible assets and deferred charges:

                    Issuance costs, customer acquisition costs and other intangible assets are stated at amortized cost.

                    Intangible assets subject to amortization that arose from acquisitions prior July 1, 2001, are being amortized on a straight-line basis over their useful life in accordance with APB Opinion No. 17 "Intangible Assets". Issuance costs, customer acquisition costs and other intangible assets are amortized using the straight-line method over their estimated useful life, which are five to fifteen years (See Notes 1dc, 2a and 8c).

                    Before the adoption of SFAS No. 144 the Group evaluated the recoverability of intangible assets and deferred charges annually and the appropriateness of the amortization period based on the estimated future undiscounted cash flows derived from the asset in 2002, the Company evaluated the recoverability of intangible assets and deferred charges in accordance with SFAS No. 144 (see Note 3l above). Any impairment loss is recognized in the statement of operations.

                    In 2001 and 2002, such impairments were indicated and the Group recognized impairment loss in the amounts of $ 28.2 million and $8.3 million, respectively, which was included in the impairment of tangible and intangible assets in the statements of operations. (See Notes 1d, 2a and 8c and 8d).

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 3:-       SIGNIFICANT ACCOUNTING POLICIES (CONT.)

               o.   Goodwill:

                    Goodwill represents the excess of the costs over the net assets of businesses acquired. Goodwill that arose from acquisitions prior to July 1, 2001, was amortized until December 31, 2001, on a straight-line basis over five to fifteen years. Under SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142") goodwill acquired in a business combination for which date is on or after July 1, 2001, shall not be amortized.

                    SFAS No. 142 requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill is tested for impairment by comparing the fair value of each of the Company's reporting unit with its carrying value. Fair values are determined using discounted cash flows, market multiples and market capitalization. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples.

                    Before the adoption of SFAS No. 142 the Group evaluated the recoverability of goodwill annually and the appropriateness of the amortization period based on the estimated future undiscounted cash flows derived from the asset. In those cases in which quoted market price in an active market exist, the Company used the market price as the measure for the fair value Any impairment loss was recognized in the statement of operations. In 2001, such impairments were indicated and the Group recognized impairment loss in the amount of $ 50.6 million, which was included in the impairment of goodwill in the statements of operations. (See Notes 1c, 2a and 9).

                    During 2002, the Company performed the transitional and annual impairment tests and accordingly recognized an impairment of $ 69.7 million, out of which $ 56.7 million is presented under "Net loss from cumulative effect of a change in an accounting principle" and $ 13.0 million is presented in impairment of goodwill in the operating expenses. (see
                    Note 9d)

                    Before the adoption of SFAS No. 142 the Group evaluated the recoverability of goodwill annually and the appropriateness of the amortization period based on the estimated future undiscounted cash flows derived from the asset. In those cases in which quoted market price in an active market exist, the Company used the market price as the measure for the fair value Any impairment loss was recognized in the statement of operations. In 2001, such impairments were indicated and the Group recognized impairment loss in the amount of $ 50.6 million, which was included in the impairment of goodwill in the statements of operations. (See Notes 1d, 2a and 9c).

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 3:-       SIGNIFICANT ACCOUNTING POLICIES (CONT.)

               p.   Revenue recognition:

                    The Group generates revenues mainly from sale of products and services for satellite-based communications networks. Sale of products includes mainly the sale of VSAT's and services include access to and communication with satellites ("space segment"), installation of network equipment, consulting, on-line network monitoring and network maintenance and repair services.

                    Revenues from product sales are recognized in accordance with SEC Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" ("SAB No. 101"), when shipment has occurred, persuasive evidence of an arrangement exists, the vendor's fee is fixed or determinable, no further obligation remains and collectibility is probable. The Group does not grant rights of return. The Group sells its products primarily through its direct sales force and indirectly through resellers, both of whom are considered end users.

                    Revenues from products under sales-type-lease contracts are recognized in accordance with SFAS No. 13, "Accounting for Leases" ("SFAS No. 13") upon installation or upon shipment, in cases where the customer obtains its own or others installation services. The present values of payments due under sales-type-lease contracts are recorded as revenues at the time of shipment or installation, as appropriate. Future interest income is deferred and recognized over the related lease term as financial income. The net investments in sales-type-lease are discounted at the interest rates implicit in the leases.

                    Revenue from products and services under operating leases of equipment is recognized ratably over the lease period.

                    Arrangements that include installation services are evaluated to determine whether those services are an integral component of the equipment used. When installation services are considered integral, revenues from products and installation services are recognized only upon installation. When services are not considered integral, revenues from products sales are recognized upon shipment and the service revenues are recognized when the services are performed.

                    Revenues from services under long-term contracts are recognized based on Statement Of Position No. 81-1 "Accounting for Performance of Construction - Type and Certain Production - Type Contracts" ("SOP 81-1"), using contract accounting on a percentage of completion method based on the ratio of actual costs incurred to total costs estimated to be incurred over the duration of the contract. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract.

                    Service revenues are recognized ratably over the contractual period or as services are performed. Where arrangements involve multiple elements, revenue is allocated to each element based on the relative fair value of the element when sold separately.

                    Deferred revenue includes unearned amounts received under services contracts, and amounts received from customers but not yet recognized as revenues.

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 3:-       SIGNIFICANT ACCOUNTING POLICIES (CONT.)

               q.   Research and development:

                    Research and development expenses, net of grants received, are charged to expenses as incurred.

               r.   Grants:

                    The Company received royalty-bearing grants and non-royalty-bearing grants from the Government of Israel, U.S.-Israel Science and Technology Foundation ("USISTF") and from other funding sources for funding approved research and development projects. These grants are recognized at the time the Company is entitled to such grants on the basis of the costs incurred and included as a deduction from research and development costs.

                    Research and development grants amounted to $ 4,304,000, $ 8,849,000, and $ 3,946,000 in 2000, 2001 and 2002,
                    respectively.

                    As for one-time expense related to the settlement with the Office of the Chief Scientist in the Israeli Ministry of Industry and Trade ("OCS") program, see Note 15g.

               s.   Accounting for stock-based compensation:

                    The Company has elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB No. 25") and FASB Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation" in accounting for its employee stock option plans. Under APB No. 25, when the exercise price of the Company's share options is less than the market price of the underlying shares on the date of grant, compensation expense is recognized.

                    The Company applies SFAS No. 123, and Emerging Issues Task Force Consensus 96-18, "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring in Conjunction with Selling Goods or Services" ("EITF 96-18") with respect to warrants issued to non-employees. SFAS No. 123 requires the use of option valuation models to measure the fair value of the warrants at the date of grant.

                    Under Statement of Financial Accounting Standard No. 148 "Accounting for Stock-Based Compensation- Transition and Disclosure" ("SFAS 148") that amended SFAS 123 "Accounting for Stock-Based Compensation", pro forma information regarding net income (loss) and net earnings (loss) per share is required and has been determined as if the Company had accounted for its employee share options under the fair value method of SFAS No. 123. The fair value of these options is amortized over their vesting period and estimated at the date of grant using a Black-Scholes multiple option pricing model with the following weighted average assumptions; risk-free interest rates of 5%, 3% and 3% for 2000, 2001 and 2002, respectively; a dividend yield of 0% for each of those years; a volatility factor of the expected market price of the Company's Ordinary shares of 0.94 for 2000, 2.27 for 2001 and 0.73 for 2002; and a weighted average expected life of the option of 3 years for each of those years.

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 3:-       SIGNIFICANT ACCOUNTING POLICIES (CONT.)

                    Weighted average fair value of options granted at their grant date were $ 64, $ 4.2 and $ 1.9 during 2000, 2001 and 2002, respectively. All options were granted at fair market value.

                    The following table illustrates the effect on the net income
                    (loss) and net earnings (loss) per share, assuming that the Company had applied the fair value recognition provision of SFAS No. 123 on its stock-based employee compensation.

                                                                                        YEAR ENDED DECEMBER 31,
                                                                            ------------------------------------------------
                                                                                 2000            2001             2002
                                                                            --------------- --------------- ----------------
                                                                                        U.S. DOLLARS IN THOUSANDS
                                                                                         (EXCEPT PER SHARE DATA)
                                                                            ------------------------------------------------
                    Net income (loss) as reported                            $     19,435    $   (429,112)   $   (348,204)


                    Deduct: total stock-based employee compensation
                    expense determined under fair value based  method             (99,846)        (32,014)         (9,715)
                                                                            --------------- --------------- ----------------

                    Pro forma net loss                                       $    (80,411)   $   (461,126)   $   (357,919)
                                                                            =============== =============== ================

                    Pro forma basic and diluted net loss per share           $     (3.57)    $     (19.74)   $     (15.18)
                                                                            =============== =============== ================

               t.   Income taxes:

                    The Group accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). SFAS No. 109 prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax based assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Group provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

               u.   Concentrations of credit risks:

                    Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits, short-term and long-term restricted cash, trade receivables and long-term trade receivables.

                    The majority of the Group's cash and cash equivalents, short-term and long-term restricted cash and short-term bank deposits are invested in U.S dollars with major banks in Israel and in the United States. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Group's investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 3:-       SIGNIFICANT ACCOUNTING POLICIES (CONT.)

                    The trade receivables and long-term trade receivables of the Group derive from sales to major customers located in the U.S., Europe, South America (Mainly Peru) and the Far East. The Group performs ongoing credit evaluations of its customers and obtains letters of credit and bank guarantees for certain receivables. An allowance for doubtful accounts is determined with respect to those amounts that the Group has determined to be doubtful of collection and a general allowance is provided to cover additional potential exposures.

                    A significant portion of our trade receivable are from a single government entity in Latin America. Any instability in the political or economic situation or otherwise in that country, could have a significant adverse impact on the Company's business.

                    The Group has no significant off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

               v.   Severance pay:

                    The Company's liability for severance pay for its Israeli employees is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for all of its Israeli employees, is partly provided by monthly deposits for insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company's balance sheet.

                    The deposited funds made to the Company's employees include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

                    Severance pay expenses for the years ended December 31, 2000, 2001 and 2002, amounted to approximately $ 2,494,000 $ 2,933,000 and $1,896,000 respectively.

               w.   Fair value of financial instruments:

                    The following methods and assumptions were used by the Group in estimating their fair value disclosures for financial instruments:

                    The carrying amounts of cash and cash equivalents, short-term restricted cash, short-term bank deposits, trade receivables, short term bank credit and trade payables approximate their fair value due to the short-term maturity of such instruments.

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 3:-       SIGNIFICANT ACCOUNTING POLICIES (CONT.)

                    The carrying amounts of the Group's long-term borrowing arrangements (other than the arrangement included in the debt restructuring, mainly the subordinated notes, see Note
                    18a), long-term note, long-term trade receivables and long-term restricted cash approximate their fair value. The fair value was estimated using discounted cash flow analyses, based on the Group's incremental borrowing rates for similar type of borrowing arrangements.

                    The fair value of the subordinated notes, which was determined according to market value, and the carrying amount of the Group's convertible subordinated notes was $91.0 million and $350 million as of December 31, 2001, respectively and $87.5 million and $350 million as of December 31, 2002, respectively.

               x.   Basic and diluted net earnings (loss) per share:

                    Basic net earnings (loss) per share is computed based on the weighted average number of Ordinary Shares outstanding during each year. Diluted net earnings per share is computed based on the weighted average number of Ordinary Shares outstanding during each year, plus dilutive potential Ordinary Shares considered outstanding during the year, in accordance with SFAS No. 128 "Earnings per Share"

                    The difference between the weighted average number of shares used in computing basic net earnings per share and the weighted average number of shares used in computing diluted net earnings per share for the year ended December 31, 2000 derives from potential Ordinary Shares considered outstanding as a result of options outstanding during the year. In 2000, 2001 and 2002, the shares attributable to the convertible subordinated notes have been excluded from the calculation of the diluted net loss per Ordinary Share because such securities were anti-dilutive. In addition, for the three years ended December 31, 2002, there were no adjustments to net income (loss) in computing diluted earnings (loss) per share.

                    Convertible subordinate notes, outstanding stock options and warrants have been excluded from the calculation of the diluted net earnings (loss) per Ordinary share when such securities are anti-dilutive for the periods presented. The total weighted average number of shares related to the convertible subordinated notes, outstanding options and warrants excluded from the calculations of diluted net earnings (loss) per share was 2,132,405, 1,960,283 and 2,024,792 for the years ended December 31, 2000, 2001 and 2002, respectively.

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 3:-       SIGNIFICANT ACCOUNTING POLICIES (CONT.)

               y.   Impact of recently issued accounting standards:

                    In April 2002, the FASB issued SFAS No. 145, "Rescission of SFAS No. 4, 44 and 64, Amendment of SFAS No. 13, and Technical Corrections," ("SFAS No. 145") which rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," and an amendment of that Statement, and SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." SFAS No. 145 amends SFAS No. 44, "Accounting for Intangible Assets for Motor Carriers." SFAS No. 145 amends SFAS No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS No. 145 is effective for fiscal years beginning May 15, 2002. As a result of adopting SFAS 145, the gain from the restructuring of the company's liabilities will not be recorded as an extraordinary item but as a financing income.

                    In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit of Disposal Activities," ("SFAS No. 146") which addresses significant issues regarding the recognition, measurement and reporting of costs associated with exit and disposal activities, including restructuring activities. SFAS No. 146 requires that costs associated with exit or disposal activities be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is effective for all exit or disposal activities initiated after December 31, 2002. The Company does not expect the adoption of SFAS No. 146 to have a material impact on the Company's results of operations or financial position.

                    In November 2002, the FASB issued Interpretation No. 45 ("FIN No. 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of SFAS No. 5, 57 and 107 and Rescission of FASB Interpretation No. 34 ("FIN No. 34")." FIN No. 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN No. 45 does not prescribe a specific approach for subsequently measuring the guarantor's recognized liability over the term of the related guarantee. It also incorporates, without change, the guidance in FIN No. 34, "Disclosure of Indirect Guarantees of Indebtedness to Others," which is being superseded. The disclosure provisions of FIN No. 45 are effective for financial statements of interim or annual periods that end after December 31, 2002 and the provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, irrespective of a guarantor's year-end. The Company does not expect the adoption of FIN No. 45 to have a material impact on its results of operations or financial position.

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 3:-       SIGNIFICANT ACCOUNTING POLICIES (CONT.)

                    In January 2003, the FASB issued Interpretation No. 46 (or FIN 46), "Consolidation of Variable Interest Entities." FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. A variable interest entity is a corporation, partnership, trust, or any other legal structures used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. A variable interest entity often holds financial assets, including loans or receivables, real estate or other property. A variable interest entity may be essentially passive or it may engage in research and development or other activities on behalf of another company. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply to all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The Company is evaluating the possible impact of the new interpretation and does not expect it to have a material effect on its financial position or result of operations.

               z.   Reclassification:

                    Certain 2001 figures have been reclassified to conform with the 2002 presentation.

NOTE 4:-       INVENTORIES

               a.   The inventory is comprised of the following:

                                                                                            DECEMBER 31,
                                                                               ---------------------------------------
                                                                                      2001                 2002
                                                                               ------------------    -----------------
                                                                                      U.S. DOLLARS IN THOUSANDS
                                                                               ---------------------------------------
                    Raw materials, parts and supplies                            $        35,040       $       29,255
                    Work in progress                                                       5,103                6,757
                    Finished products                                                     79,583               38,966
                    Cost and estimated earnings in excess of billings on
                      uncompleted contracts *)                                             3,646                    -
                                                                               ------------------    -----------------

                                                                                 $       123,372       $       74,978
                                                                               ==================    =================
                    *)Composed as follows:
                        Cost incurred on uncompleted contracts                             7,410      $             -
                        Estimated earnings                                                   627                    -
                                                                               ------------------    -----------------
                                                                                           8,037                    -
                        Less - billings                                                   (4,391)                   -
                                                                               ------------------    -----------------

                                                                                 $         3,646       $            -
                                                                               ==================    =================

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 4:-       INVENTORIES (CONT.)

               b. The Group periodically assesses its inventory valuation in accordance with its revenues forecasts, technological obsolescence, and the market conditions.

               c. In September 2001, as a result of adjusted forecast of revenues for the years 2001 and 2002, and the decision to discontinue selling certain products, the Group (i) wrote off excess inventories in order to adjust the inventory level to the new revenue expectations, in the amount of approximately $14 million (ii) wrote off the products that were discontinued in accordance with the restructuring plan, in the amount of approximately $37 million and (iii) marked down inventory that is expected to be sold at a price lower than the carrying value, in an amount of approximately $9 million. These amounts include provision for canceled purchase orders and legal claims in the amount of $5.8 million, of which approximately $1.8 million are still provided for as of December 31, 2002. (See Note 11.e.14).

                    In 2002, as a result of adjusted forecast of revenues for the years 2002 and 2003, and the decision to discontinue selling certain products, the Group (i) wrote off excess inventories in order to adjust the inventory level to the new revenue expectations, in the amount of approximately $
                    7.0 million (ii) wrote off the products that were discontinued in the amount of approximately $ 8.8 million and (iii) marked down inventory that is expected to be sold at a price lower than the carrying value, in an amount of approximately $ 4.3 million.


NOTE 5:-       INVESTMENTS IN AFFILIATED COMPANIES

               a.   The investments in affiliated companies comprise as follows:

                                                               DECEMBER 31,
                                                  --------------------------------------
                                                        2001                 2002
                                                  -----------------   ------------------
                                                        U.S. DOLLARS IN THOUSANDS
                                                  --------------------------------------
                    Cost                            $          -        $     29,334
                    Share in accumulated losses                -             (29,334)
                                                  -----------------   ------------------

                    TOTAL investments               $          -        $          -
                                                  =================   ==================

               b. The Company equity ownership in KSAT, a Canadian company, as of December 31, 2002 is 23.4% on a fully diluted basis. As a result of assessing the recoverability of the carrying amount of investments, the Company's management decided in the year 2001, to write-off its investment in KSAT including the long term loan in the total amount of $ 8.4 million since circumstances such as the global decrease in telecommunication companies, depressed market conditions and difficulties in raising additional capital, indicated that the carrying amount of the investment may not be recoverable. The impairment charge is included in write off of investments.

               c.   For investment in Starband, see Note 1d.

               d.   For investment in Satlynx, see Note 1f.

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 6:-       INVESTMENTS IN OTHER COMPANIES

               a. On June 30, 2001, the Company's subsidiary, GTHLA completed a transaction with Communication y Telefonia Rural S.A. ("CTR") via Rural Telecommunications Chile S.A. ("RT"), an entity formed by CTR to facilitate this transaction, whereby GTHLA transferred to RT its Chilean rural telephony network, comprised of property and equipment totaling approximately $4.7 million, capitalized software totaling approximately $3.4 million, and inventory totaling approximately $3.1 million, in exchange for 13% of the outstanding shares of CTR. The transaction was accounted for under APB No. 29 "Accounting for Non-monetary Transactions" and as a result no gain or loss was recognized for the exchange of property and equipment and capitalized software for shares of CTR as the fair market value of the property and equipment and capitalized software approximated the book value on the date of the transaction. In 2001, the Company recorded revenues of $3.1 million relating to the sale of inventory to CTR. In 2002, the Company wrote-off the investment in CTR, in the amount of $11.2 million, which is included in write-off of investments in the statements of operation of 2001. Since certain circumstances, such as the global decrease in the telecommunication companies, low capital valuation, and cumulative losses, indicated that the carrying amount of the investment may not be recoverable.

               b. On March 6, 2000, the Company entered into an agreement to invest $ 10 million in Knowledge Broadcasting. Com LLC ("KBC"), a multi-media company formed to distribute content to businesses and homes, using satellite and other technologies, in return for approximately 10 million shares of KBC, equal to approximately 5.6% of the total number of KBC units, and a one-year warrant to purchase an additional 20 million shares at the same purchase price. The Company also granted KBC (i) a five-year warrant to purchase approximately 191,000 of the Company's Ordinary Shares, at a purchase price of $ 157.05 per share conditioned on KBC providing specific content as stipulated in the agreement.
                    (ii) a five-year option to acquire equipment and services payable by KBC during the first two years for up to 20 million shares of KBC (if the Company does not exercise its warrant), and thereafter, in cash or such other form as may be agreed between the parties.

                    In June 2001, the Company received $2.5 million as a result of KBC reduction of capital by distribution of cash to its shareholders. In September 2001, the Company's management decided to write-off the investments in an amount of $7.5 million since certain circumstances, such as the global decrease in the internet and telecommunication companies, low capital valuation, and depressed market conditions, indicated that the carrying amount of the investment may not be recoverable. The impairment is included in write off of investments in the statement of operations of 2001.

               c. During 2000, 2001 and 2002, the Company's management identified the following factors pertaining to other companies in which the Company had invested: (i) some of the negotiations for additional funding were not successful or ended with very low valuations; (ii) a planned merger for one of the companies did not occur; (iii) weakness in the capital markets continued and intensified after the September 11, 2001 terrorist events; (iv) decreased levels of cash curtailed future financing which is needed in order to finance their business and achieve a scale; and (v) a growing other than temporary weakness in the target markets of these companies was confirmed.

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 6:-       INVESTMENTS IN OTHER COMPANIES (CONT.)

                    The indicators specified above led the Company to conclude that these depressed market conditions were not temporary and needed to be considered in the Company's financial statements. As a result, the Company's management decided to record a write off of the investments and related receivables in an amount of $ 9.4 million, $12.1 million and $ 0.8 million in the year ended December 31, 2000, 2001 and 2002, respectively. The impairment has been recorded as write-off of investments in the statements of operations.


NOTE 7:-       PROPERTY AND EQUIPMENT, NET

               a. Composition of property and equipment, grouped by major classifications, is as follows:

                                                                           DECEMBER 31,
                                                              --------------------------------------
                                                                     2001                2002
                                                              ------------------  ------------------
                                                                    U.S. DOLLARS IN THOUSANDS
                                                              --------------------------------------
                    Cost:
                      Buildings and land                        $     93,623        $     92,614
                      Computers and electronic equipment             164,517             138,634
                      Equipment leased to others                      59,543              40,734
                      Office furniture and equipment                  15,856              12,122
                      Leasehold improvements                          13,073               4,823
                      Vehicles                                           305                 244
                                                              ------------------  ------------------

                                                                     346,917             289,171
                                                              ------------------  ------------------

                    Accumulated depreciation                          99,717             126,266
                                                              ------------------  ------------------

                    Depreciated cost                            $    247,200        $    162,905
                                                              ==================  ==================

               b. Depreciation expenses totaled $ 33,532,000 $ 41,182,000 and $ 41,731,000 in 2000, 2001 and 2002, respectively.

               c. In 2001, as a result of the Group's restructuring plan and the Group's strategy to reduce costs and improve profitability, the Group discontinued certain of its operations and products, which resulted in impairment of property and equipment in an amount of approximately $ 10.2 million.

               d. In 2002, the Company recorded an impairment of property and equipment in an amount of $ 42.4 million to reduce the carrying value of property and equipment. The impairment was a result of the continued deterioration in market conditions in general, in the communication market in particular and the decrease in the projected income and the losses of the Company. The impairments are included as impairment of tangible and intangible assets, in the statement of operations.

               e.   As for pledges and securities, see Note 11e.

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 8: -      INTANGIBLE ASSETS AND DEFERRED CHARGES, NET

               a. Composition of intangible assets and deferred charges, grouped by major classifications, is as follows:

                                                                                                DECEMBER
                                                                                                31,
                                                                                   ---------------------------------------
                                                                                          2001                2002
                                                                                   ------------------  -------------------
                                                                                          U.S. DOLLARS IN THOUSANDS
                                                                                   ---------------------------------------
                    Cost:
                      Identifiable intangible assets resulting from
                        acquisitions of subsidiaries                                 $       21,800      $       21,800
                      Issuance costs of convertible subordinated notes (see
                        Note 10)                                                             10,621              10,621
                      Deferred income taxes (see Note 14d)                                    2,324                 374
                      Customer acquisition costs                                              2,910               2,000
                      Other                                                                   5,533               4,637
                                                                                   ------------------  -------------------

                                                                                             43,188              39,432
                    Accumulated amortization and provision for impairment                     7,908              18,383
                                                                                   ------------------  -------------------

                    Amortized cost                                                   $       35,280      $       21,049
                                                                                   ==================  ===================

               b. Amortization expenses amounted to $ 4,036,000, $ 5,037,000 and $4,499,000 for the years ended December 31, 2000, 2001 and 2002, respectively.

               c. In 2001, as a result of the circumstances which indicated that the carrying amount of certain intangible assets would not be recoverable, the Company reassessed the fair value of its intangible assets, which resulted in impairment in an amount of approximately $ 28.2 million.

               d. In 2002, the Company recorded an impairment of intangible assets in an amount of $8.3 million to reduce the carrying value of intangibles assets of the reporting units to its implied fair value. The impairment was a result of the circumstances prompted by the continued deterioration in market conditions in general, in the communication market in particular and the decrease in the projected income of the Company. The impairments are included as impairment of tangible and intangible assets, in the statement of operations.

               e.   Estimated amortization expenses for the years ended:

                     YEAR ENDED DECEMBER 31,                   IN THOUSANDS
                                                            ------------------

                     2003                                     $      6,736
                     2004                                            2,089
                     2005                                            2,787
                     2006                                            1,257
                     2007 and thereafter                             8,180
                                                            ------------------

                                                              $     21,049
                                                            ==================

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 9:-       GOODWILL

               a. The changes in the carrying amount of goodwill for the year ended December 31, 2002, are as follows:

                                                                                      GOODWILL
                                                                                --------------------
                                                                                    U.S. DOLLARS
                                                                                    IN THOUSANDS
                                                                                --------------------
                    Balance as of January 1, 2002                                $        56,716
                      Goodwill acquisitions and additions during the year                 13,049
                      Cumulative effect of a change in an accounting principle           (56,716)
                      Impairment of goodwill                                             (13,049)
                                                                                --------------------

                    Balance as of December 31, 2002                              $             -
                                                                                ====================

               b. Amortization expenses amounted to $ 4,863,000 $ 15,054,000 and $ 0 for the years ended December 31, 2000, 2001 and 2002, respectively.

               c. As of September 30, 2001, the Company's management assessed the carrying value of its goodwill resulting from the acquisition of rStar. The Company identified the following factors (i) the continued deterioration in market conditions in general and in the communication markets in particular;
                    (ii) the permanent decrease in the expected income from rStar's target markets (primarily North America); (iii) the significant decrease of rStar's share price and (iv) rStar's continued low share price for two fiscal quarters since the $ 45 million investment in May 2001, which indicated other than temporary impairment.

                    As a result, the Company's management decided to record an impairment of goodwill in an amount of $ 50.6 million in the year 2001. The impairment is included as impairment of goodwill in the statement of operations.

               d. In 2002, the Company recorded an impairment of the goodwill in an amount of $69.7 million to reduce the carrying value of goodwill to its implied fair value. The impairment was prompted by the continued deterioration in market conditions in general, in the communication market in particular and the decrease in the projected income of the Company. The impairment adjustment recognized at adoption of the new rules in the amount of $56.7 million was recorded as a cumulative effect of change in accounting principle in the first quarter of 2002 statement of operations. The impairment adjustments recognized after adoption, in the amount of $13.0 million, was recorded as impairment of goodwill in the operating expenses.

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 9:-       GOODWILL (CONT.)

               e. The unaudited results of operations presented below for the three years ended December 31, 2000, 2001 and 2002, respectively, reflect the impact on results of operations had the Company adopted the non-amortization provisions of SFAS No. 142 effective January 1, 2000:

                                                                             YEAR ENDED DECEMBER 31,
                                                               ----------------------------------------------------
                                                                    2000               2001              2002
                                                               --------------     --------------    ---------------
                                                                            U.S. DOLLARS IN THOUSANDS
                                                                             (EXCEPT PER SHARE DATA)
                                                               ----------------------------------------------------
                    Reported net income (loss)                   $    19,435       $  (429,112)       $  (348,204)
                    Cumulative effect of a change in an
                    accounting principle                                   -                 -             56,716
                    Goodwill amortization                              4,863            15,054                  -
                                                               --------------    ---------------    ---------------

                    Adjusted net income (loss)                   $    24,298       $  (414,058)       $  (291,488)
                                                               ==============    ===============    ===============

                    Basic net income (loss) per share:
                      Reported net income (loss)                 $      0.86       $    (18.37)       $    (14.77)
                      Cumulative effect of a change in an
                        accounting principle                               -                 -               2.41
                      Goodwill amortization                             0.22              0.64                  -
                                                               --------------    ---------------    ---------------

                      Adjusted net income (loss) per share       $      1.08       $    (17.73)       $    (12.36)
                                                               ==============    ===============    ===============

                    Diluted net income (loss) per share:
                      Reported net income (loss)                 $      0.81       $    (18.37)       $    (14.77)
                      Cumulative effect of a change in an
                        accounting principle                               -                 -               2.41
                      Goodwill amortization                             0.20              0.64                  -
                                                               --------------    ---------------    ---------------

                      Adjusted net income (loss) per share       $      1.01       $    (17.73)       $    (12.36)
                                                               ==============    ===============    ===============

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 10:-      CONVERTIBLE SUBORDINATED NOTES

               a.   Issuance of convertible subordinated notes:

                    Under an Offering Memorandum issued at the end of February 2000, the Company issued on March 7, 2000, $ 350 million convertible subordinated notes ("the Notes"), traded in the United States on the Private Offerings, Resales and Trading through Automated Linkages ("PORTAL") market and due March 15, 2005. The Notes bear interest at an annual rate of 4.25%, payable March 15 and September 15 of each year, commencing September 15, 2000. Unless previously redeemed, the Notes are convertible by the holders, at any time through maturity, beginning 90 days following issuance of the Notes, into Ordinary shares of the Company, at a conversion price of $ 186.18 per share, subject to adjustment under certain circumstances. The Notes are redeemable at the option of the Company, in whole or in part, at any time on or after March 18, 2003, at the redemption price, plus interest accrued to the redemption date. The redemption price will range from 100.85% to 101.70%, depending on the date of redemption. In accordance with EITF 98-5 "Accounting for Convertible Securities with Beneficial Conversion Features or Continently Adjustable Conversion Ratios" no recognition of a beneficial conversion feature was required.

                    In March 2003, the Company completed a plan of arrangement for the reorganization with its bank lenders, holders of the company's 4.25% Convertible Subordinated Notes due 2005 (the "old notes"), and certain other creditors. In 2002, in accordance with Statement of Financial Accounting Standard No. 6 "Classification of Short-Term Obligations Expected to Be Refinanced" ("SFAS No. 6"), the Company presented the principal amount along with accrued interest. See also Note 18.

               b. On May 1, 2000, the Company published a notice of optional conversion of the $ 75 million convertible subordinated notes, which had been issued on May 14, 1997, on June 5, 2000, at 102% of the principal amount thereof, plus interest accrued and unpaid as of the conversion date. At June 5, 2000, all notes were converted into 1,785,690 Ordinary shares.


NOTE 11:-      COMMITMENTS AND CONTINGENCIES

               a. On March 29, 2001, Spacenet completed a transaction for the sale and leaseback of its corporate headquarters building. The sale price of the property was approximately $ 31.5 million net of certain fees and commissions. Concurrent with the sale, Spacenet entered into an operating leaseback contract for a period of fifteen years at an initial annual rental of approximately $3.5 million plus escalation. The capital gain resulting from the sale and leaseback amounting to $5.6 million was deferred and will be amortized over the 15 year term of the lease. In accordance with the lease terms, Spacenet made a security deposit consisting of a $
                    5.5 million fully cash collateralized letter of credit for the benefit of the lessor. The lease is accounted for as an operating lease in accordance with Statement of Financial Accounting Standard No. 13 "Accounting for Leases".

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 11:-      COMMITMENTS AND CONTINGENCIES (CONT.)

               b.   Lease commitments:

                    Minimum lease commitments of certain subsidiaries under non-cancelable operating lease agreements in respect of premises occupied by them, at rates in effect subsequent to December 31, 2002, are as follows:

                                                            U.S. DOLLARS
                    YEAR ENDED DECEMBER 31,                 IN THOUSANDS
                                                        --------------------

                    2003                                  $       4,922
                    2004                                          4,699
                    2005                                          4,210
                    2006                                          4,020
                    2007 and thereafter                          30,642
                                                        --------------------

                                                          $      48,493
                                                        ====================

                    Rent expenses totaled $ 8,165,000, $ 8,050,000 and $5,059,000 in 2000, 2001 and 2002, respectively.

               c.   Commitments with respect to space segment services:

                    All the required space segment services necessary to meet the terms of customer contracts are obtained from either SES Americom or from unrelated third parties under long-term contracts ranging from one to twelve years. (See Note 18 ).

                    Future minimum payments due for space segment services mainly to SES Americom, a related party, subsequent to December 31, 2002, are as follows:

                                                            U.S. DOLLARS
                    YEAR ENDED DECEMBER 31,                 IN THOUSANDS
                                                        --------------------

                    2003                                 $       16,939
                    2004                                         14,663
                    2005                                         13,195
                    2006                                         11,859
                    2007 and thereafter                          54,393
                                                        --------------------

                                                         $      111,049
                                                        ====================

                    The minimum payment schedule above was prepared based on the agreement signed with SES in December 31, 2002, which was subject to the completion of the debt restructuring. See also Note 18.

                    Space segment services expense, mainly to SES Americom, totaled $ 24,387,000, $ 46,855,000 and $ 25,480,000 in 2000,
                    2001 and 2002, respectively.

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 11:-      COMMITMENTS AND CONTINGENCIES (CONT.)

               d. In August 2002, the Company concluded the acquisition of rStar, increasing the ownership in this entity to approximately 85%. Under the terms of the acquisition, the Company may be required to reimburse rStar shareholders a special consideration of up to $10 million, $5 million of which may become due in June 2003 and $5 million of which may become due in June 2004. (See Note 2a).

               e.   Legal claims:

                    1. On June 11, 2001, an action was filed against Gilat in the District Court of Tel Aviv, Israel by Terayon Ltd. (formerly Combox Ltd.) ("Terayon") alleging Gilat's breach of contract in connection with purchase orders issued by Gilat. Terayon is claiming it is owed approximately $2.4 million. The parties have agreed to arbitrate the case and the matter is proceeding accordingly. We do not believe that we are in breach of these purchase orders and are vigorously defending against these claims.

                    2. A supplier has demanded a payment of approximately $6.1 million, alleging a breach of contract in relation to purchase orders. The Company has asserted defenses and intends to defend against the claim.

                    3. An arbitration proceeding was commenced in July 2002 in England by a former supplier of the Company pursuant to an arbitration clause in a supply agreement between Gilat and the supplier. The supplier claimed that approximately $13.2 million was owed by Gilat for certain inventory allegedly purchased on Gilat's behalf under the agreement. In March 2003, an agreement to settle the matter was reached between the parties. The final settlement is in the process of completion.

                    4. During September 2001, the Israeli customs authority began examining certain imports to determine whether the Company paid the appropriate duty for certain equipment. The investigation may result in administrative proceedings to recover approximately $1 million from the Company. The Company maintains that it has made all required payments.

                    5. On November 13, 2001, Gilat was named as a defendant in a complaint for patent infringement that was filed by the Lemelson Foundation in the U.S.. The lawsuit alleges that Gilat's integration and sale of certain components in its products violates one or more of the Lemelson patents. The complaint does not state the amount claimed from Gilat. An amended complaint has not been formally served on Gilat. Settlement discussions with plaintiff's counsel have taken place without resolution of the matter, but no further action has been taken by plaintiff. Gilat intends to vigorously defend itself in this action.

                    6. On January 7, 2002, Gilat received a letter from the Syndia Corporation ("Syndia") alleging Gilat's possible infringement of a Lemelson patent that is owned by Syndia due to the alleged integration by Gilat of certain semiconductor components procured from unlicensed third party manufacturers. Gilat intends to vigorously dispute such claim.

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 11:-      COMMITMENTS AND CONTINGENCIES (CONT.)

                    7. A number of securities class action lawsuits have been filed against Gilat and certain of its officers and directors. The litigation includes actions filed in the United States District Court for the Eastern District of New York and in the United States District Court for the Eastern District of Virginia ("class actions suits") and a request to file a class action lawsuit in the Tel-Aviv, Israel District Court. The class action suits, alleging violations of the federal securities laws and claim that Gilat issued material misrepresentations to the market, were brought on behalf of parties who purchased Gilat securities between May 16, 2000, and October 2, 2001, inclusive. The class action suits in the U.S. have been consolidated into a single action in the United States District Court for the Eastern District of New York. The Israeli court granted a motion to stay the proceedings in the Israeli action pending the outcome of the U.S. class action proceeding. Gilat believes the allegations against it and its officers and directors in the class action suits are without merit and intend to contest them vigorously.

                    8. On March 7, 2001, rStar (then known as ZapMe! Corporation) filed action against a software vendor, ON Technology Corporation ("OTC"), by which rStar alleged that OTC breached a software license agreement and defrauded rStar concerning the capabilities of the software. By its complaint, rStar seeks recovery of approximately $390,000 rStar paid to OTC in connection with the software, as well as other damages. On or about March 29, 2001, OTC filed a counterclaim against rStar, alleging that the principal sum of approximately $308,000 is due from rStar for additional license fees, maintenance fees, and professional fees in connection with OTC's software. The Company has asserted defenses and intends to defend against the claim.

                    9. In the early part of 2002, a third party issued a letter to the Company claiming that it has rights to a portion of one of our subsidiaries based upon a document and certain partial payments made. The Company rejects the legal bases for such claims and intends to vigorously defend any action if brought by the third party but does intend to seek a mutually acceptable resolution to this dispute.

                    10. An action was filed on February 1, 2002, by Recovar Group ("Recovar") against Gilat Florida, Inc. to collect monies allegedly owed to Test Equipment Solutions Today, Inc. for goods supplied to Gilat Florida between January 31, 2001, and December 28, 2001. The alleged receivable was assigned to Recovar. Gilat Florida is vigorously defending against such claims.

                    11. Gilat claims that KSAT Satellite Networks Inc. is obligated to pay to Gilat approximately $2,788,000 in principal and interest on an outstanding shareholder loan that became due on October 17, 2002; and KSAT Telecommunications Ltd, a subsidiary of KSAT Satellite Networks Inc. claims that Gilat owes it approximately $562,000 for services rendered, which claim Gilat denies, and in any case, Gilat has claimed a setoff against the amount owed to Gilat above. We do not believe that KSAT Telecommunications' claim has merit and intend to vigorously defend against it.

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 11:-      COMMITMENTS AND CONTINGENCIES (CONT.)

                    12. On November 15, 2002, an action was filed against Spacenet Inc. in the United States District Court for the District of Connecticut by Linda Thompson, a former employee of Spacenet, seeking sales commissions allegedly owed in the amount of $500,000 plus compensatory damages for an alleged wrongful termination of employment. The court ordered Spacenet to post a pre-judgment bond of $275,000 pending the outcome of the trial. Spacenet is vigorously disputing such claims and has filed a motion to dismiss the wrongful termination claim.

                    13. In accordance with SFAS No. 5 "Accounting for Contingencies", the Company with the advise of its legal counsel has accrued approximately $ 4 million for the expected implication of the such legal proceedings.


               f.   Charges:

                    1. Spacenet granted a lender, a security interest of approximately $12.7 million in certain of its computer, machinery, and hub equipment.

                    2. The Company granted a lender a security interest of approximately $30.0 million in certain of its facilities in Israel.

                    3. A Dutch subsidiary of the Company entered into a mortgage and loan agreement with a German bank. The amount of the mortgage as of December 31, 2002, is Euro
                         5.9 million, collateralized by the facilities in Germany.

                    4. Short-term bank credit and long-term loans are secured by a negative pledge agreement

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 11:-      COMMITMENTS AND CONTINGENCIES (CONT.)

               g.   Guarantees:

                    The Company guaranteed the performance to customers (usually government entities). Such guarantees are required by contract for our performance during the installation and operational period of long-term rural telephony projects in Latin America and for the performance of other projects (government and corporate) throughout the rest of the world. The guarantees typically expire when certain milestones are met. The maximum potential amount of future payments that the Company could be required to make under its guarantees at December 31, 2002, is $ 47.4 million. This amount includes guarantees of performance for our subsidiary in Peru in the amount of $30 million and guaranties for two projects in Colombia in the amount of $10 million. The Company has restricted cash as a collateral for the performance guarantees in an amount of $11.4 million. The Company has not recorded any liability for such amounts, as the Company does expect that its performance will be acceptable. To date, no guarantees were exercised against the Company.

                    The Company has provided guarantees in relation to certain satellite transponder agreements in the amount of up to $
                    3.4 million.

                    The Company guaranteed certain property leases in McLean, Virginia, Melbourne, Florida and London in amounts of up to $24.3 million. The Company has restricted cash as a collateral for the guarantees in an amount of $6.3 million.


NOTE 12:-      SHAREHOLDERS' EQUITY (DEFICIENCY)

               a.   Share capital:

                    Ordinary shares confer upon their holders voting rights, the right to receive cash dividends and the right to share in excess assets upon liquidation of the Company.

               b.   Stock Option Plans:

                    The Company has two stock option plans, the 1993 and the 1995 Stock Option and Incentive Plans ("the Plans"). The 1995 plan was amended in 1997, 1998 and 1999. Under the Plans, options may be granted to employees, officers, directors and consultants of the Group. Pursuant to the plans, as of December 31, 2002, the Company reserved for issuance a total of 10,328,500 Ordinary shares. As of December 31, 2002, an aggregate of 1,837,545 Ordinary shares of the Company are still available for future grant.

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 12:-      SHAREHOLDERS' EQUITY (DEFICIENCY) (CONT.)

                    Options granted under the Plans generally vest quarterly over 4 years, 50% pf the options granted under the tender offer on November 27, 2001, vested immediately and the reminder vest quarterly over two years. Those options will expire ten years from the date of grant. Any options which are forfeited or canceled before expiration become available for future grants. The exercise price per share under the Plans shall not be less than the market price of an Ordinary share at the date of grant. No compensation cost in connection with options that were granted to employees has been charged against income in the years ended December 31, 2000, 2001 and 2002. On April 24, 2001, the Company filed a tender offer with the Securities and Exchange Commission allowing employees of the Group, if they so choose, to cancel outstanding options previously granted to them. In exchange, the employees were to receive an equal number of new options to be granted at a date, more than six months following the cancellation of the old options, with a per share exercise price equal to the fair market value of the Company's shares on the date of grant of the new options. Such transaction did not affect the Company's results of operations.

                    On November 27, 2001, the Company granted 6.2 million new options to the 737 employees that chose to cancel their options under the tender. The option exercise price was the market price as of the date of the grant. 50% of the options granted under the tender offer vested immediately and the remainder vest quarterly over 2 years.

                    In January 2002, the Company's Board of Directors resolved to accelerate the vesting period for all Gilat employees whose employment was to be terminated as part of the change of control of six European subsidiaries sold to Satlynx S.A. (See Note 1f). In addition to immediate vesting of all options, effective upon the change of control. The exercise period of the options was modified such that such Satlynx employees have a 60-day period to exercise their options in the event their employment is terminated by Satlynx. The Company did not record any compensation expenses in accordance with FIN No. 44.

                    A summary of the status of the plans as of December 31, 2000, 2001 and 2002, and changes during the years ended on those dates, is presented below:

                                                                          YEAR ENDED DECEMBER 31,
                                             ----------------------------------------------------------------------------------
                                                        2000                       2001                        2002
                                             -------------------------- --------------------------  ---------------------------
                                                            WEIGHTED                    WEIGHTED                    WEIGHTED
                                                             AVERAGE                    AVERAGE                      AVERAGE
                                              NUMBER OF     EXERCISE      NUMBER OF     EXERCISE     NUMBER OF      EXERCISE
                                               OPTIONS        PRICE        OPTIONS       PRICE        OPTIONS         PRICE
                                             ------------ ------------- ------------- ------------  ------------  -------------
                                                                $                          $                            $
                                                          -------------               ------------                -------------
               Options outstanding at the      3,615,817      44.16       8,089,003      72.85        7,354,131       7.63
                 beginning of the year
               Changes during the year:
               Granted                         4,991,088      92.88       6,953,423       5.11          923,325       3,89
               Exercised                        (203,103)     37.47         (34,077)      2.77           (1,300)      3.86
               Forfeited and cancelled          (314,799)     80.15      (7,654,218)     74.3          (655,582)     11.90
                                             ------------ ------------- ------------- ------------  ------------  -------------

               Options outstanding at the
                 end of the year               8,089,003      72.85       7,354,131       7.63        7,620,574       6.81
                                             ============ ============= ============= ============  ============  =============

               Options exercisable at the
                 end of the year               1,689,570      43.84       2,321,762      12.16        4,744,059       8.05
                                             ============ ============= ============= ============  ============  =============

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 12:-      SHAREHOLDERS' EQUITY (DEFICIENCY) (CONT.)

                    The options outstanding as of December 31, 2002, have been separated into ranges of exercise price as follows:

                                                                                                             WEIGHTED
                                            OPTIONS         WEIGHTED                        OPTIONS           AVERAGE
                                          OUTSTANDING       AVERAGE        WEIGHTED       EXERCISABLE        EXERCISE
                        RANGES OF            AS OF         REMAINING       AVERAGE           AS OF           PRICE OF
                        EXERCISE         DECEMBER 31,     CONTRACTUAL      EXERCISE      DECEMBER 31,       EXERCISABLE
                          PRICE              2002             LIFE          PRICE            2002             OPTIONS
                    ------------------ ----------------- --------------  ------------  ----------------- -----------------
                                                            (YEARS)
                                                         --------------
                    $      0.46-3.69         131,529          8.97        $     2.87           33,120      $        2.95
                    $      3.86-3.95       6,509,200          8.94        $     3.87        3,898,693      $        3.87
                    $      7.98-12.02        242,806          7.42        $    11.68          124,797      $       11.37
                    $        13-19.5          50,463          7.13        $    13.97           30,348      $       14.61
                    $     20.63-24.38        444,789          4.23        $    23.19          444,789      $       23.19
                    $     32.25-48.00        151,575          6.34        $    44.47          131,916      $       44.63
                    $      49.5-68.56         84,612          6.52        $    58.21           76,238      $       57.55
                    $     136.5-159.86         5,600          7.11        $   138.17            4,158      $      138.04
                                       -----------------                 ------------  ----------------- -----------------

                                           7,620,574                      $     6.81        4,744,059      $        8.05
                                       =================                 ============  ================= =================

               c.   Dividends:

                     1. In the event that cash dividends are declared by the Company, such dividends will be declared and paid in Israeli currency. Under current Israeli regulations, any cash dividend in Israeli currency paid in respect of Ordinary shares purchased by non-residents of Israel with non-Israeli currency, may be freely repatriated in such non-Israeli currency, at the rate of exchange prevailing at the time of repatriation.

                     2. Pursuant to the terms of a credit line from a bank (see Note 15d), the Company is restricted from paying cash dividends to its shareholders without initial approval from the bank.


NOTE 13:-      RESTRUCTURING CHARGES

               a. In March and September 2001, the Group recorded restructuring charges of approximately $10 million and $
                    20.3 million, respectively, pursuant to restructuring plans committed to by management, of which in 2001, $13.0 million was paid in cash, $6.3 million was a non-cash expense and $11 million was accrued as a short-term liability. In 2002, $7.4 million was paid in cash. The restructuring costs consist of employee termination benefits associated with involuntary termination of approximately 650 employees including potential claims (see Note 11e), compensation to certain suppliers and customers, costs associated with termination of lease commitments in respect of premises occupied by the Group and other costs. The terminations resulted from the Group's strategy to reduce costs and improve profitability.

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 13:-      RESTRUCTURING CHARGES (CONT.)

                    Restructuring charges were accounted for in accordance with FASB's Emerging Issues Task Force 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)" ("EITF 94-3") and Staff Accounting Bulletin No. 100, "Restructuring and Impairment Charges" ("SAB No. 100").

                                                                             RESTRUCTURING
                                                                             CHARGES IN THE            ACCRUED
                                                                               YEAR ENDED          LIABILITY AS OF
                                                                              DECEMBER 31,           DECEMBER 31,
                                                                          --------------------    ------------------
                                                                                  2001                   2002
                                                                          --------------------    ------------------
                                                                                  U.S. DOLLARS IN THOUSANDS
                                                                          ------------------------------------------
                    Employee terminations, including potential claims       $         11,785        $           895
                    Termination of lease commitments                                   7,826                    755
                    Compensation to customers and suppliers                            9,167                    583
                    Other                                                              1,506                  1,405
                                                                          --------------------    ------------------

                                                                            $         30,284        $         3,638
                                                                          ====================    ==================

                    For additional description of restructuring charges, write off and other significant charges, see Note 1c.

NOTE 14:-      TAXES ON INCOME

               a.   The Company:

                    1. Tax benefits under the Law for the Encouragement of Capital Investments, 1959:

                         The Company has been granted an "Approved Enterprise" status for nine investment programs in the alternative program, by the Israeli Government under the Law for Encouragement of Capital Investments, 1959 ("the Law"). In 2002, the Company applied for approval of an additional investment program, part of which is expected to be considered an increase of the investment in the ninth Approved Enterprise and another part is expected to be considered a replacement of previously approved equipment.

                         Since the Company is a "foreign investors' company", as defined by the above-mentioned law, it is entitled to a ten-year period of benefits, for enterprises approved after April 1993. The main tax benefits from said status, are a tax exemption for two to four years, and a reduced tax rate (based on the percentage of foreign shareholding in each tax year) on income from all of its approved enterprises, for the remainder of the benefit period. These tax benefits are subject to a limitation of the earlier of twelve years from commencement of operations, or fourteen years from receipt of approval. The periods of benefits of the approved enterprises will expire between 2003 and 2009.

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 14:-      TAXES ON INCOME (CONT.)

                    The tax-exempt profits that will be earned by the Company's "Approved Enterprises" can be distributed to shareholders, without imposing tax liability on the Company only upon its complete liquidation. If these retained tax-exempt profits are distributed in a manner other than in the complete liquidation of the Company it would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative system of benefits (depending on the level of foreign investment in the Company) currently between 10% to 25% for an "Approved Enterprise".

                    The Company is entitled to claim accelerated depreciation in respect of equipment used by "Approved Enterprises" during the first five years of the operations of these assets.

                    The entitlement to the above mentioned benefits is conditional upon the Company's fulfilling the conditions stipulated by the above mentioned law, regulations published there under and the certificates of approval for the specific investments in approved enterprises. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences to the Israeli Consumer Price Index ("CPI") and interest.

                    Income from sources other than the "Approved Enterprise" during the benefit period will be subject to tax at the regular corporate tax rate of 36%.

               2. Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985:

                    Under this law, results for tax purposes are measured in real terms, in accordance with the changes in the Israeli CPI, or in the exchange rate of the dollar for a "foreign investors' company". The Company has elected to measure its results for tax purposes on the basis of the changes in the exchange rate of the dollar, which as stated in Note 3b, is the Company's reporting currency, and therefore results in no differences.

               3.   The Law for the Encouragement of Industry (Taxes), 1969:

                    The Company is an "industrial company", as defined by this law and, as such, is entitled to certain tax benefits, mainly accelerated depreciation, as prescribed by regulations published under the Inflationary Adjustments Law, and amortization of patents, certain other intangible property rights and deduction of share issuance expenses.

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 14:-      TAXES ON INCOME (CONT.)

                    4.   Israeli tax reform:

                         On January 1, 2003, a comprehensive tax reform took effect in Israel. Pursuant to the reform, resident companies are subject to Israeli tax income accrued or derived in Israel or abroad. In addition, the concept of "controlled foreign corporation" was introduced, according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary's primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). The tax reform also substantially changed the system of taxation of capital gains.

               b.   Non-Israeli subsidiaries:

                    Non-Israeli subsidiaries are taxed based on tax laws in their countries of residence.

               c.   Carryforward tax losses and credits:

                    At December 31, 2002, the Company had net operating loss carryforwards for Israeli income tax purposes of approximately $64.3 million, which are available to offset against future taxable income.

                    In addition, the Group had carryforward tax losses and research and development tax credits relating to non-Israeli subsidiaries, mainly in the U.S, of approximately $ 399 million as of December 31, 2002. The carryforward amounts expire between 2013 and 2021.

                    Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitations may result in the expiration of net operating losses before utilization. In connection with the debt restructuring described in Note 18a, the Company expects the expiration of a significant portion of the carryforward tax losses.

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 14:-      TAXES ON INCOME (CONT.)

               d.   Deferred income taxes:

                    Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Groups' deferred tax liabilities and assets are as follows:

                                                                                             DECEMBER 31,
                                                                                 -------------------------------------
                                                                                       2001                2002
                                                                                 -----------------   -----------------
                                                                                       U.S. DOLLARS IN THOUSANDS
                                                                                 -------------------------------------
                    1.    Provided with respect of the following:
                           Carryforward tax losses and research and
                            development credits                                  $      155,619      $      192,106
                           Intercompany profits                                           2,152                   -
                           Other                                                         23,539              42,010
                                                                                 -----------------   -----------------

                          Deferred tax assets before valuation allowance                181,310             234,116
                          Valuation allowance                                          (176,256)           (229,021)
                                                                                 -----------------   -----------------

                          Net deferred tax assets                                 $       5,054       $       5,095
                                                                                 =================   =================

                          Domestic                                                $       4,587       $       4,560
                          Foreign                                                           467                 535
                                                                                 -----------------   -----------------

                                                                                  $       5,054       $       5,095
                                                                                 =================   =================

                    2.   Deferred taxes are included in the balance sheets,
                         as follows:
                            Current assets                                        $       2,763       $       4,721
                            Non-current assets                                            2,324                 374
                            Other long-term liabilities                                     (33)                  -
                                                                                 -----------------   -----------------

                                                                                  $       5,054       $       5,095
                                                                                 =================   =================

                    3. As of December 31, 2002, the Group has increased the valuation allowance by approximately $ 39.9 million with respect to deferred tax assets resulting from tax loss carryforwards and other temporary differences. Management currently believes that it is more likely than not that the deferred tax regarding the loss carryforwards and other temporary differences will not be realized in the foreseeable future.

               e. The main reconciling items between the statutory tax rate of the Company and the effective tax rate are the non-recognition of tax benefits from accumulated net operating losses carryforward and other temporary differences among the various subsidiaries worldwide due to the uncertainty of the realization of such tax benefits and the effect of approved enterprise.

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 14:-      TAXES ON INCOME (CONT.)

               f.   Taxes on income included in the statements of operations:

                                                                YEAR ENDED DECEMBER 31,
                                                  ---------------------------------------------------
                                                       2000              2001              2002
                                                  ---------------   ---------------   ---------------
                                                               U.S. DOLLARS IN THOUSANDS
                                                  ---------------------------------------------------
                    Provision for income tax:
                      Current                       $     7,912       $      2,467       $       970
                      Previous years                     (2,334)              (361)                -
                                                  ---------------   ---------------   ---------------
                                                          5,578              2,106               970
                    Deferred income taxes                (3,575)            (1,132)              (41)
                                                  ---------------   ---------------   ---------------

                                                    $     2,003       $        974       $       929
                                                  ===============   ===============   ===============

                    Domestic                        $     2,879       $     (2,001)      $       604
                    Foreign                                (876)             2,975               325
                                                  ---------------   ---------------   ---------------

                                                    $     2,003       $        974       $       929
                                                  ===============   ===============   ===============

               g. Income (loss) before taxes on income from continuing operations:

                                                                YEAR ENDED DECEMBER 31,
                                                  ---------------------------------------------------
                                                       2000              2001              2002
                                                  ---------------   ---------------   ---------------
                                                               U.S. DOLLARS IN THOUSANDS
                                                  ---------------------------------------------------

                    Domestic                       $     61,880      $    (168,956)    $    (103,351)
                    Foreign                             (29,768)          (258,765)         (159,454)
                                                  ---------------   ---------------   ---------------

                                                   $     32,112      $    (427,721)    $    (262,805)
                                                  ===============   ===============   ===============


NOTE 15:-      SUPPLEMENTARY BALANCE SHEET INFORMATION

               a.   Other accounts receivable and prepaid expenses:

                                                                                               DECEMBER 31,
                                                                                   ------------------------------------
                                                                                         2001                2002
                                                                                   ----------------    ----------------
                                                                                         U.S. DOLLARS IN THOUSANDS
                                                                                   ------------------------------------

                    Government authorities                                          $      11,147       $      15,704
                    Employees                                                               1,881               1,843
                    Receivables in respect of capital leases (see c below)                 15,450              14,075
                    Prepaid expenses                                                        5,609               7,085
                    Deferred income taxes (see Note 14d)                                    2,763               4,721
                    Other                                                                   9,240               3,685
                                                                                   ----------------    ----------------

                                                                                    $      46,090       $      47,113
                                                                                   ================    ================

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 15:-      SUPPLEMENTARY BALANCE SHEET INFORMATION (CONT.)

               b.   Long-term trade receivables and other receivables:

                                                                                                 DECEMBER 31,
                                                                                     ------------------------------------
                                                                                           2001                2002
                                                                                     ----------------    ----------------
                                                                                          U.S. DOLLARS IN THOUSANDS
                                                                                     ------------------------------------
                    Long term trade receivables in respect of capital lease           $       25,264      $       22,229
                    Other long term trade receivables                                         13,556               9,029
                    Other receivables                                                          1,459                 169
                                                                                     ----------------    ----------------

                                                                                      $       40,279      $       31,427
                                                                                     ================    ================

               c.   Receivables in respect of capital and operating leases:

                    The Group's contracts with customers contain long-term commitments, for remaining periods ranging from one to five years, to provide network services, equipment, installation and maintenance.

                    The aggregate minimum future payments to be received by the Group under these contracts as of December 31, 2002, are as follows (including unearned interest income in the amount of $ 4.6 million):

                    YEAR ENDED DECEMBER 31,                     U.S DOLLARS
                                                               IN THOUSANDS
                                                             ------------------

                    2003                                       $     14,075
                    2004                                             11,374
                    2005                                              8,934
                    2006                                              5,466
                    2007 and thereafter                               1,070
                                                             ------------------

                                                               $     40,919
                                                             ==================

                    The net investments in capital lease receivables, as of December 31, 2002, are $ 36.3 million. Total revenues from capital and operating leases amounted to $ 45.7 million and $19.9 million in the year ended December 31, 2001 and 2002, respectively.

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 15:-      SUPPLEMENTARY BALANCE SHEET INFORMATION (CONT.)

               d.   Short-term bank credit:

                    1. The following is classified by currency and interest rates:

                                                                  WEIGHTED AVERAGE
                                                                    INTEREST RATE
                                                            -----------------------------
                                                                    DECEMBER 31,                     DECEMBER 31,
                                                            -----------------------------  --------------------------------
                                                                2001            2002             2001            2002
                                                            -----------------------------  --------------- ----------------
                                                                          %                   U.S. DOLLARS IN THOUSANDS
                                                            -----------------------------  --------------------------------
                            In dollars                           3.06            7.16        $      3,376     $    1,801
                            In Israeli NIS and other
                            currencies                        4.7-23.15       10.0-17.1             1,288             25


                                                            =============   =============  ---------------- ---------------

                                                                10.3             7.28        $      4,664     $    1,826
                                                            =============   =============  ================ ===============

                         Short-term bank credit is secured by a negative pledge agreement.

                    2. As of December 31, 2002, the Company has utilized all its available credit line, which includes guarantees for future performance obligations.

               e.   Other accounts payable:

                                                                                                DECEMBER 31,
                                                                                    -------------------------------------
                                                                                          2001                2002
                                                                                    -----------------   -----------------
                                                                                          U.S. DOLLARS IN THOUSANDS
                                                                                    -------------------------------------

                      Payroll and related employees accruals                          $      2,981        $      3,464
                      Provision for vacation pay                                             4,838               4,836
                      Advances from customers                                                  643               7,862
                      Deferred revenue                                                       7,277               6,904
                      Current maturities of long-term liabilities with respect
                        to capital lease agreements                                          8,069               1,810
                      Sale taxes payable                                                     5,676               7,536
                      Related parties                                                            -               3,281
                      Other                                                                    658               2,094
                                                                                    -----------------   -----------------

                                                                                      $     30,142        $     37,787
                                                                                    =================   =================

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 15:-      SUPPLEMENTARY BALANCE SHEET INFORMATION (CONT.)

               f.   Long-term loans:

                                                                                                    DECEMBER 31,
                                                                 RATE OF                    -----------------------------
                                                               INTEREST FOR
                                                              2001 AND 2002     MATURITY        2001            2002
                                                             ---------------- ------------- -------------  --------------
                                                   LINKAGE          %                         U.S. DOLLARS IN THOUSANDS
                                                 ----------- ----------------               -----------------------------
                    Restructured loans (a):
                    Loan from bank Hapoalim        Dollar       Libor+0.8%                    $  108,000     $  105,147
                    Loan from bank Leumi           Dollar      Libor + 2.0%                       30,000         30,000
                    Other long-term loans (b)      Dollar       Libor+1.0%                         9,266          6,579
                                                                                            -------------  --------------
                                                                                                 147,266        141,726
                                                                                            -------------  --------------
                    Other loans:
                    Loans from a bank                DM         5.86%-6.3%      2003-2021          5,380          6,140
                    Loans from a bank              Dollar         6.75%           2003                 -            539
                    Other long-term loans (b)      Dollar       Libor+1.0%      2003-2004          7,689          4,677
                    Other long-term loans          Dollar          5.0%           2005                 -            255
                    Loans from related parties     Dollar           5%            2005               962              -
                                                                                            -------------  --------------
                                                                                                  14,031         11,611
                                                                                            -------------  --------------

                                                                                                 161,297        153,337
                    Less - current maturities                                                     25,224          8,197
                                                                                            -------------  --------------

                                                                                              $  136,073     $  145,140
                                                                                            =============  ==============

                    (a) Subsequent to the balance sheet date, the Company entered into a restructuring process reaching an agreement with the banks and other creditors which revised the loan terms. (See Note 18).

                    (b) The Company granted the lender a security interest on certain of its computer, machinery, and hub equipment assets.

                    Long-term debt maturities for loans that were not
                     restructured after December 31, 2002, are as follows:

                                                            U.S DOLLARS
                    YEAR ENDED DECEMBER 31,                 IN THOUSANDS
                    -----------------------              ------------------

                     2003                                  $      3,946
                     2004                                         1,697
                     2005                                           329
                     2006                                           302
                     2007 and thereafter                          5,337
                                                         ------------------

                                                           $     11,611
                                                         ==================

                    Interest expenses on the long-term loans amounted to $ 0, $7,717,000 and $6,784,000 for the years ended December 31, 2000, 2001 and 2002, respectively.

                    As for amendment of terms of certain loans see Note 18 .

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 15:-      SUPPLEMENTARY BALANCE SHEET INFORMATION (CONT.)

               g.   Other long-term liabilities:

                                                                                            DECEMBER 31,
                                                                                ------------------------------------
                                                                                      2001                2002
                                                                                ----------------    ----------------
                                                                                     U.S. DOLLARS IN THOUSANDS
                                                                                ------------------------------------
                    Deferred revenue                                              $      7,859        $      6,099
                    Long term liability in respect of OCS agreement *)                   2,758               2,775
                    Provision for cash distribution to rStar minority, see
                      Note 2a                                                                -               5,000
                    Long-term liabilities with respect to capital lease
                      agreements **)                                                     3,140               3,415

                    Other                                                                3,309               1,904
                                                                                ----------------    ----------------

                                                                                  $     17,066        $     19,193
                                                                                ================    ================

                    *) The Company was committed to pay royalties to the Government of Israel at rate of 3%-5% on sales proceeds from products for which the Government participates in the research and development by way of grants. The obligation to pay these royalties is contingent on actual sales of the products and, in the absence of such sales, no payment is required. The royalty amount was determined up to the amount of the grants received (the grants are linked to the U.S. dollar and part of the grants bear interest at LIBOR rate).

                         Royalties paid or accrued for the years ended December 31, 2000, 2001 and 2002 to Office of the Chief Scientist in the Israeli Ministry of Industry and Trade ("the OCS") amounted to $ 138,000, $ 1,269,000 and $0, respectively.

                         In October 2001, the Company filed a request with the OCS for the commitment to pay all royalties arising from future sales with respect of previous OCS grants. The Company recorded expenses in the amount of $ 3.4 million payable over a period of up to five years, which bears interest at a rate to be agreed between the Company and the OCS. The amount was recorded in selling, marketing, general and administrative. This agreement will enable the Company to participate in a new OCS program under which it will be eligible to receive future research and development grants for generic research and development projects without any royalty repayment obligations.

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 15:-      SUPPLEMENTARY BALANCE SHEET INFORMATION (CONT.)

                    **) Future minimum lease payments in respect of capital lease agreements:

                     YEAR ENDED DECEMBER 31,                     U.S DOLLARS
                                                                 IN THOUSANDS
                                                              ------------------

                     2003                                      $       1,810
                     2004                                              1,534
                     2005                                              2,038
                                                              ------------------

                                                                       5,382
                     Less amount representing interest                   158
                                                              ------------------

                     Present value of minimum lease payments   $       5,224
                                                              ==================


NOTE 16:-      SELECTED STATEMENTS OF OPERATIONS DATA

               a.   Research and development costs, net:

                                                                   YEAR ENDED DECEMBER 31,
                                                     ---------------------------------------------------
                                                          2000              2001              2002
                                                     ---------------  ----------------  ----------------
                                                                  U.S. DOLLARS IN THOUSANDS
                                                     ---------------------------------------------------
                    Total cost                        $     35,576     $     44,483      $     29,012
                    Less:
                      Royalty bearing grants                   926            2,058                 -
                      Non - royalty bearing grants           3,378            6,791             3,946
                                                     ---------------  ----------------  ----------------

                                                      $     31,272     $     35,634      $     25,066
                                                     ===============  ================  ================

               b.   Selling, marketing, general and administrative expenses:

                                                                   YEAR ENDED DECEMBER 31,
                                                     ---------------------------------------------------
                                                           2000             2001              2002
                                                     ---------------  ----------------  ----------------
                                                                 U.S. DOLLARS IN THOUSANDS
                                                     ---------------------------------------------------

                    Selling and marketing (1)         $      41,575    $      54,313     $      35,990
                    General and administrative (2)           40,869           67,173            50,237
                                                     ---------------  ----------------  ----------------

                                                      $      82,444    $     121,486     $      86,227
                                                     ===============  ================  ================

                    (1) Including shipping expenses in the amounts of $1.9 million, $ 5.4 million and $ 3.8 million for the years ended December 31, 2000, 2001 and 2002, respectively.

                    (2) Including amortization of goodwill and other identifiable intangible assets.

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 16:-      SELECTED STATEMENTS OF OPERATIONS DATA (CONT.)

               c.   Allowance for doubtful accounts:

                                                                YEAR ENDED DECEMBER 31,
                                                  ---------------------------------------------------
                                                       2000              2001              2002
                                                  ---------------  ----------------  ----------------
                                                               U.S. DOLLARS IN THOUSANDS
                                                  ---------------------------------------------------
                    Balance at beginning of year    $      4,423     $      8,077      $    114,703
                    Increase during the year               3,654          134,614            34,714
                    Write-off of bad debts                     -          (27,988)         (132,376)
                                                  ---------------  ----------------  ----------------

                    Balance at the end of year      $      8,077     $    114,703      $     17,041
                                                  ===============  ================  ================

                    In 2001, the Company provided allowance for its capital leases receivables relating to vertical market customers that were specifically identified by the management of the Company as having difficulties paying their respective receivables. Those customers were significantly adversely affected by the recession which was indicated in the third quarter and was accompanied in the United States by an abrupt drop in consumer spending, intensifying business lay-offs of workers and by an acceleration of the downsizing of businesses. Furthermore, the Company increased its allowance for bad debt provision since certain circumstances such as the global decrease in the Telecommunication companies, depressed market conditions and difficulties in collections from certain customers indicated that the carrying amount of the receivables may not be recoverable.

                    Management estimated potential recovery of the identified capital lease receivables and other trade receivables and allocated reserves for the difference between the receivable balance and the estimated recovery amount to be $134.6 million (including $75 million relating to StarBand, see
                    Note 1b) for 2001.

                    During 2002, we increased our allowance for bad debt provision since certain circumstances such as the depressed market conditions and difficulties in collections from certain customers indicated that the carrying amount of the receivables may not be recoverable. As a result, we increased our bad debt provision and wrote off an amount of approximately $34.7 million.

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 16:-      SELECTED STATEMENTS OF OPERATIONS DATA (CONT.)

               d.   Financial income (expenses), net:

                                                                                    YEAR ENDED DECEMBER 31,
                                                                      ---------------------------------------------------
                                                                            2000             2001              2002
                                                                      ---------------  ----------------  ----------------
                                                                                  U.S. DOLLARS IN THOUSANDS
                                                                      ---------------------------------------------------
                    Income:
                      Interest on cash equivalents and bank
                        deposits and restricted cash                    $     14,264     $      8,165      $      1,798
                      Interest with respect to capital lease                   4,923            2,615             4,625
                      Other (mainly translation adjustments)                     741            1,734             1,276
                                                                      ---------------  ----------------  ----------------

                                                                              19,928           12,514             7,699
                                                                      ---------------  ----------------  ----------------
                    Expenses:
                      Interest on Convertible Subordinated Notes
                        (see Note 10)                                         13,972           14,875            14,936
                      Amortization of issuance costs of
                        convertible subordinated notes (see Notes
                        8 and 10)                                              1,978            2,124             2,127
                      Interest with respect to short-term bank
                        credit and trade payables and other                      704            2,113             1,484
                      Interest with respect to long-term loans                     -            7,717             6,784
                      Interest with respect to capital lease                       -            1,135             1,912
                      Other (mainly translation adjustments)                   4,563            5,884             1,780
                                                                      ---------------  ----------------  ----------------

                                                                              21,217           33,848            29,023
                                                                      ---------------  ----------------  ----------------

                                                                        $     (1,289)    $    (21,334)     $    (21,324)
                                                                      ===============  ================  ================

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 17:-      CUSTOMERS AND GEOGRAPHIC INFORMATION

               The Group operates in one business segment - the design, development, manufacturing, marketing and providing of services for very small aperture terminal ("VSAT") satellite earth stations. The Group has adopted SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information".

               a.   Revenues by geographic area:

                    Following is a summary of revenues by geographic area. Revenues are attributed to geographic area, based on the location of the end customers, as follows:

                                                                                    YEAR ENDED DECEMBER 31,
                                                                      ---------------------------------------------------
                                                                           2000              2001              2002
                                                                      ---------------  ----------------  ----------------
                                                                                   U.S. DOLLARS IN THOUSANDS
                                                                      ---------------------------------------------------
                    United States                                      $  (* 289,744    $  (* 151,100      $ (* 110,256
                    South America and Central America                     (* 108,463          117,551            40,486
                    Asia                                                  (*  63,665       (*  50,562            24,629
                    Europe                                                    31,309           48,554        (*  14,577
                    Africa                                                     8,194           16,855            17,325
                    Israel                                                       719            1,019             1,205
                    Other                                                      2,468              388               277
                                                                      ---------------  ----------------  ----------------

                                                                       $     504,562    $     386,029      $    208,755
                                                                      ===============  ================  ================

                    *)Including revenues from related parties as follows:
                        StarBand revenues                              $     128,544    $      44,288      $      3,220
                        Others                                                21,690            5,729             3,530
                                                                      ---------------  ----------------  ----------------

                                                                       $     150,234    $      50,017      $      6,750
                                                                      ===============  ================  ================

               b. Revenues from single customers, which exceed 10% of total revenues in the reported years, as a percentage of total revenue:

                                                                                      YEAR ENDED DECEMBER 31,
                                                                        ---------------------------------------------------
                                                                             2000              2001              2002
                                                                        ---------------  ----------------  ----------------
                                                                                     U.S. DOLLARS IN THOUSANDS
                                                                        ---------------------------------------------------

                      Customer A - related party (see Note 1b)              25.48%            11.47%               1.54%
                      Customer B                                                -                 -               10.52%
                                                                        ===============  ================  ================

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 17:-      CUSTOMERS AND GEOGRAPHIC INFORMATION (CONT.)

               c. The Group's long-lived assets are located in the following countries:

                                                      DECEMBER 31,
                                          -------------------------------------
                                                2001                2002
                                          -----------------   -----------------
                                                U.S. DOLLARS IN THOUSANDS
                                          -------------------------------------

                    United States           $      140,551      $       50,938
                    Israel                         117,458              94,014
                    Latin America                   98,033              15,441
                    Europe                          26,928              17,237
                    Other                              404                 789
                                          -----------------   -----------------

                                            $      383,374      $      178,419
                                          =================   =================

NOTE 18:-      SUBSEQUENT EVENTS (UNAUDITED)

               a. In March 2003, the Company completed a plan of arrangement with its bank lenders, holders of the Company's 4.25% Convertible Subordinated Notes due 2005 (the "old notes"), and certain other creditors.

                    A part of the arrangement, the Company amended the following agreements, as detailed herein:

                    4.25% Convertible Subordinated Notes due 2005:

                    In exchange for the old notes which had a principal amount of $350 million, the Company issued (i) 202,083,908 ordinary shares and (ii) $83.3 million in principal amount of 4.00% Convertible Notes due 2012, also called new notes. The Company will pay interest on the new notes semiannually in arrears on April 1 and October 1 of each year, beginning on April 1, 2005. The first interest payment shall be payable with respect to the period from January 1, 2005 to April 1, 2005. Prior to January 1, 2005, interest will be accrued and compounded semi-annually. The Company will pay $2.5 million of the principal amount of the new notes on each of April 1 and October 1, in both 2010 and 2011, and the remaining principal amount at maturity. The new notes are convertible at the option of the holder into the Company's Ordinary shares at a conversion price of $0.87 per Ordinary share at any time after one year from the date of issuance of the new notes and before close of business on October 1, 2012, unless the new notes have been mandatory converted previously. Commencing January 1, 2005, the Company may, at its option, require the conversion right to be exercised if the average closing bid price of its Ordinary shares exceeds $1.00 per Ordinary share for 60 consecutive calendar days and the average daily trading volume in its Ordinary shares during that period is not less than $100,000 or such smaller amount, if any, as may be set forth in the indenture governing the new notes. The collateral for the new notes is a second priority security interest consisting of a floating charge on all of the Company's assets and a pledge of all of the shares of Spacenet that the Company owns. The interest of the holders of the new notes in the collateral will be subordinated to the security interest granted for the benefit of the bank lenders.

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 18:-      SUBSEQUENT EVENTS (UNAUDITED) (CONT.)

                     Bank Hapoalim:

                     Of the $102 million in principal amount due from the Company to Bank Hapoalim, (i) $25.5 million was converted into 18,488,590 Ordinary shares, (ii) $5.1 million was converted into new notes of the same principal amount and
                     (iii) the remaining debt amount of $71.4 million remains as a loan on revised terms. The revised terms include equal semiannual installments of principal of $ 4.5 million beginning on July 2, 2005, with a last installment of $8.9 million on July 2, 2012. The loan bears interest at the six-month LIBOR rate plus 2.5% and is payable semiannually together with the installments of principal.

                     Bank Leumi:

                     The revised terms of the restructured loan include principal payments in the amount of $1 million annually during each of 2003 and 2004, and principal payments of $4 million annually during each of the years 2005 through 2011. The loan bears interest at the six-month LIBOR rate plus 2.5%. In addition, Bank Leumi agreed to maintain its line of credit utilized for performance guarantees for the Company's benefit and for its direct and indirect subsidiaries in the existing aggregate amount of $15 million for at least one year, subject to the limitation that continued availability of the line of credit may be affected by the overall collateral made available by the Company in support of credit used by the Company in the future for the issuance of guarantees.

                     Bank Discount:

                     Israel Discount Bank agreed to maintain its performance guarantees for the Company's benefit and its subsidiaries in the existing amount of $13.3 million for at least one year.

                     SES:

                     The Company entered into a new agreement with SES Americom, its major supplier of satellite transponder capacity. According to the agreement, SES Americom agreed to allow Spacenet to defer payment of certain transponder capacity charges due in 2003 and 2004, with payment of those deferred charges to commence in 2005. As part of this agreement, the Company will issue SES Americom 14,261,048 Ordinary shares equal to approximately 5.5% of the Company's Ordinary shares. The agreement reduced the Company's liability to SES Americom from an aggregate amount of $26.9 million to have been paid in 2003 to an aggregate amount of $13.5 million. In addition, a $3.5 million payment was deferred from 2002 to 2003. In 2002, the Company recorded a provision for the settlement in the amount of $5.7 million, representing the fair value of the shares issued at the closing date of the arrangement.

                     As of March 31, 2003, 259,757,196 of the Company's Ordinary shares are outstanding. The arrangement reduced the Company's principal debt by approximately $ 293 million and the interest accrued on the convertible note by approximately $12 million and significantly reduced overall financing costs.

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 18:-      SUBSEQUENT EVENTS (UNAUDITED) (CONT.)

                    On March 19, 2003, the Company distributed a proxy statement relating to a shareholders meeting to be held on April 15 of this year, to approve, among other things (i) the implementation of a 1-for-20 reverse stock split, (ii) an increase of the Company's share capital, and (iii) the election of a slate of directors. The expected reverse stock split will reduce the number of the Company's Outstanding shares of the Company to approximately 12,987,860 shares, based on the amount of outstanding shares as of March 31, 2003.

                    The Company will account for the troubled debt restructuring included in the arrangement on the basis of Combination of Types of Restructuring and on the basis of Modification of Terms in lieu of troubled debt restructuring pursuant to FAS 15, "Accounting by Debtors and Creditors for Troubled Debt Restructurings" and EITF 02-4 "Debtor's Accounting for a Modification or an Exchange of Debt Instruments in Accordance with FASB Statement No. 15, Accounting by Debtors and Creditors for Troubled Debt Restructurings." and SFAS No. 145, "Rescission of SFAS No. 4, 44 and 64, Amendment of SFAS No. 13, and Technical Corrections," ("SFAS No. 145").

                    Tax Consequences of the Arrangement to the Company:

                    The Company obtained a ruling from the Israeli Tax Authorities regarding the tax treatment of the arrangement described above. According to the ruling (i) a payment of approximately $ 1.1 million will be due after the completion of the arrangement; (ii) the capital gain for tax purposes in according with the ruling will be decreased from the tax basis of the Company's assets as of January 1, 2001; (iii) an amount equal to the difference between the part of our debt to Bank Hapoalim that will be converted into the Company's Ordinary shares under the arrangement and the value of the Company's Ordinary shares that will be issued in consideration for that part will be considered as taxable income in tax year 2003; (iv) the value of the Company's Ordinary shares for the purposes of the ruling is expected to be approximately $0.5 per share; (v) the Company's tax returns beginning with the 2001 tax year will be submitted according to the ruling; (vi) the ruling can not be used by the holders of the existing notes as approval of their losses by the Israel Tax Authorities and the ruling shall not otherwise apply to the holders of the existing notes; and (vii) the Company will commit not to transfer its activities abroad or, for tax purposes, cease to be considered an Israeli resident.

                    In addition, the Company may be subject to payment of Israeli stamp tax if and to the extent required by law.

               b. On January 24, 2003 an action was filed by Spacenet Inc. against Creative Resources Solutions L.L.C. (CRS) in the Circuit Court for Fairfax County, Virginia in the amount of $1.5 million seeking payment of unpaid service charges and contract damages. After Spacenet rejected CRS' offer to settle the lawsuit for a cash payment by CRS, CRS filed a counterclaim for $4.7 million alleging contract non-performance by Spacenet. Spacenet is vigorously pursuing its claim against CRS and disputing CRS; counterclaim, which it believes has no merit.

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 18:-      SUBSEQUENT EVENTS (UNAUDITED) (CONT.)

               c. In February 2003, a letter was received from a former employee alleging that the Company owes him approximately $400,000 in compensation as a result of his employment with and services rendered to the Company. The Company denies that it owes any amounts to him and intends to vigorously dispute such claims.



                               - - - - - - - - - -