Form 20-F
period 2003-12-31
GILAT SATELLITE NETWORKS LTD
filed 2004-03-19
CIK 897322

        As filed with the Securities and Exchange Commission on March 18, 2004

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

Commission file number   0 - 21218

GILAT SATELLITE NETWORKS LTD.
(Exact name of Registrant as specified in its charter)

ISRAEL
(Jurisdiction of incorporation or organization)

Gilat House, 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva, 49130 Israel
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:  None

        Securities registered or to be registered pursuant of Section 12(g) of the Act:

Ordinary Shares, par value NIS 0.20 per share
(Title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock at the close of the period covered by the annual report:

22,225,146 Ordinary Shares, NIS 0.20 par value per share.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

Indicate by check mark which financial statement item the Registrant elected to follow:

Item 17 ☐	Item 18 ☒

INTRODUCTION

            Gilat Satellite Networks Ltd. is a leading provider of products and services for satellite-based communications networks. In its most recent available report published in September 2003, Comsys, a specialized consulting company that analyzes the satellite communications industry, reported that Gilat is the second-largest manufacturer of very small aperture terminals, referred to in the network communications industry as VSATs. Gilat was incorporated in Israel in 1987 and is subject to the laws of the State of Israel. Our corporate headquarters, executive offices and research and development, engineering and manufacturing facilities are located at Gilat House, 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva 49130, Israel. The telephone number is (972) 3-925-2000.

            The name “Gilat™” and the names “TwoWay™,” “OneWay™,” “FaraWay™,” “DialAw@y IP™,” “SkySurfer™,” “SkyWay™,” “Skydata®,” “SkyEdge™”, “Clearlink™” and “Skystar Advantage®” appearing in this annual report on Form 20-F are trademarks of Gilat and its subsidiaries. GSAT® is a registered trademark of GTECH Corporation (“GTECH”). StarBand™ is a trademark belonging to StarBand. See Item 4: “Information on the Company — Products and Services.” Other trademarks appearing in this annual report on Form 20-F are owned by their respective holders.

            Except for the historical information contained in this annual report, the statements contained in this annual report are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our business, financial condition and results of operations. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in Item 3: “Key Information–Risk Factors” and elsewhere in this annual report.

            We urge you to consider that statements which use the terms “believe,” “do not believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate” and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and are subject to risks and uncertainties. Except as required by applicable law, including the securities laws of the U.S., we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

            Our consolidated financial statements appearing in this annual report are prepared in U.S. dollars and in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. All references in this annual report to “dollars” or “$” are to U.S. dollars and all references in this annual report to “NIS” are to New Israeli Shekels. The representative exchange rate between the NIS and the dollar as published by the Bank of Israel on March 15 , 2004 was NIS 4.501 per $1.00.

            As used in this annual report, the terms “we,” “us” and “our” mean Gilat Satellite Networks Ltd. and its subsidiaries, unless otherwise indicated.

            Statements made in this annual report concerning the contents of any contract, agreement or other document are summaries of such contracts, agreements or documents and are not complete descriptions of all of their terms. If we filed any of these documents as an exhibit to this annual report or to any registration statement or annual report that we previously filed, you may read the document itself for a complete description

- i -

- ii -

PART I

ITEM 1:        IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

            Not Applicable.

ITEM 2:     OFFER STATISTICS AND EXPECTED TIMETABLE

            Not Applicable.

ITEM 3:        KEY INFORMATION

Selected Consolidated Financial Data

            The selected consolidated statement of operations data set forth below for the years ended December 31, 2001, 2002 and 2003, and the selected consolidated balance sheet data as of December 31, 2002 and 2003 are derived from our audited consolidated financial statements that are included elsewhere in this Report. These financial statements have been prepared in accordance with U.S. generally accepted accounting principles.

            The selected consolidated statement of operations data set forth below for the years ended December 31, 1999 and 2000 and the selected consolidated balance sheet data as of December 31, 1999, 2000 and 2001 are derived from our audited consolidated financial statements that are not included in this Report.

                 The selected consolidated financial data set forth below should be read in conjunction with Item 5: “Operating and Financial Review and Prospects” and the Consolidated Financial Statements and notes thereto included in Item 18 in this annual report on Form 20-F for the year ended December 31, 2003.

	Year Ended December 31,
	1999	2000	2001	2002	2003
STATEMENT OF OPERATIONS DATA:	U.S. Dollars in thousands except per share data
Revenues:
Products	$238,564	$398,299	$279,297	$130,011	$120,776
Services	99,309	106,263	106,732	78,744	69,401

	337,873	504,562	386,029	208,755	190,177

Cost of revenues:
Products	146,084	265,259	194,374	107,527	96,423
Services	74,055	79,182	94,665	61,501	54,690
Write-off of inventories	4,634	-	59,790	20,107	6,434

	224,773	344,441	348,829	189,135	157,547

Gross profit	113,100	160,121	37,200	19,620	32,630
Research and development costs, net	24,791	31,272	35,634	25,066	16,949
Selling, marketing, general and administrative
expenses	65,991	82,444	121,486	86,227	71,720
Provision and write-off for doubtful accounts
and capital lease receivables	2,423	3,654	134,614	34,714	1,383

Impairment of goodwill	-	-	50,580	13,049	5,000
Impairment of tangible and intangible assets	-	-	42,982	50,666	26,912

Restructuring charges	(356)	-	30,284	-	3,905

Operating income (loss)	20,251	42,751	(378,380)	(190,102)	(93,239)
Financial Income (expenses), net	3,267	(1,289)	(21,334)	(21,324)	(3,256)
Write-off of investments associated with
restructuring	(896)	-	-	-	-
Write-off of investments in affiliated and other
companies	-	(9,350)	(28,007)	(51,379)	3,300
Other income	-	-	-	-	954
Gain from restructuring of debt					244,203

Income (loss) before taxes on income	22,622	32,112	(427,721)	(262,805)	151,962
Taxes on income	2,475	2,003	974	929	9,690

Income (loss) after taxes on income	20,147	30,109	(428,695)	(263,734)	142,272
Equity in profits (losses) of affiliated companies	(536)	(950)	(252)	(29,334)	488
Acquired in-process research and development
of an affiliated company	-	(10,000)	-	-	-
Minority interest in losses of a subsidiaries	-	276	5,889	3,517	871

Income (loss) from continuing operations,
before cumulative effect of a change in
an accounting principle	19,611	19,435	(423,058)	(289,551)	143,631
Net loss from cumulative effect of a change in
an accounting principle	-	-	-	(56,716)	-
Loss from discontinued operations	-	-	(6,054)	(1,937)	-

Net Income (Loss)	$19,611	$19,435	$(429,112)	$(348,204)	$143,631

Net Earnings (loss) per share from continued
operation:
Basic	$19.2	$17.2	$(362.2)	$(245.6)	$12.1

Diluted	$18.4	$16.2	$(362.2)	$(245.6)	$11.2

Basic and diluted loss per share from	-
discontinued operation	-	-	$(5.2)	$(1.6)	-

Basic and diluted net loss per share from
cumulative effect of a change in an
accounting principle	-	-	-	$(48.2)	-

Net earnings (loss) per share:
Basic	$19.2	$17.2	$(367.4)	$(295.4)	$12.1

Diluted	$18.4	$16.2	$(367.4)	$(295.4)	$11.2

Weighted average number of shares used in
computing net earnings (loss) per share:
Basic	1,022	1,126	1,168	1,179	11,881

Diluted	1,071	1,205	1,168	1,179	12,819

	As of December 31,
BALANCE SHEET DATA:	1999	2000	2001	2002	2003
	(U.S. Dollars In thousands)
Working capital	$265,307	$542,895	$249,572	$127,527	$74,490
Total assets	681,953	1,252,332	858,623	474,214	401,956
Short-term bank credit and current
maturities of long-term debt	6,986	14,819	29,888	10,023	4,770
Convertible subordinated notes	75,000	350,000	350,000	358,648	15,543
Other long-term Liabilities	13,057	138,944	161,970	172,745	190,917
Shareholders’ equity (deficiency)	$499,823	$608,655	$177,320	$(172,915)	$76,401

Risk Factors

Risks Related to New Management, New Shareholders and our Creditors

            Our new senior management and board of directors have made changes to our business plan and business strategy, which may not prove successful for us.

            Our new senior management and board of directors conducted a review of our company and our business. This review included various factors that may affect our economic viability and profitability, such as our business model, our corporate structure, our cost structure, the inter-company relationships and organization of our subsidiaries, and other business considerations relevant to our business plan and business strategy. The results of this review have caused management to make certain business strategy decisions regarding our products and services and the way in which we compete in the market. There can be no assurance given that our management team will be able to successfully implement our business recovery plan.

            In the past twelve months we have lost key management, directors and technical personnel. The loss of these employees may have an ongoing adverse effect on the business of the Company.

            On April 15, 2003, two of our founders resigned from their positions as CEO and President of our company. In August 2003, a co-founder who most recently had served as our Senior Vice President of Business Development, and the Chief Executive Officer of our U.S. subsidiary, Spacenet Inc., resigned. In September 2003, our Chief Operating Officer also resigned. In December 2003, our Chief Financial Officer for thirteen years also resigned. Other members of senior management have also left our company. The changes in management could materially adversely affect our business, financial condition and operating results. In addition, during the year 2003, three of our directors who were elected at the April 15, 2003 annual general meeting, resigned from our board of directors.

            We face competition for personnel, particularly for employees with technical expertise. Our business, financial condition and operating results could be materially adversely affected if we cannot hire and retain suitable personnel.

            Two of our principal shareholders are also major creditors of the Company.

            Two of our principal shareholders, Bank Hapoalim B.M. and Israel Discount Bank Ltd., have extended loans or credit facilities to the Company. Bank Hapoalim B.M. has extended loans in significant amounts and has a representative on our board of directors. Each of these principal shareholders has a right (as do any of our shareholders that meets the shareholding threshold mentioned below) to appoint one director to our board of directors at every annual general meeting of our shareholders, as long as its holdings of our shares does not fall below the threshold set forth in our amended articles of association. The interests of these two principal shareholders as major creditors of our company may conflict at times with the interests of our other shareholders.

Risks Related To Our Business

            We have incurred major losses in recent years and may never achieve profitability.

            We incurred net losses of approximately $429.1 million in 2001, $348.2 million in 2002 and a net loss of $100.6 million in 2003 (excluding the gain from restructuring of debt). As of December 31, 2003, we had an accumulated deficit of approximately $639 million. We cannot assure you that we can operate profitably in the future. If we do not achieve profitability, the viability of our company will be in question and our share price will likely decline.

            Possible need for additional funds.

            Our Company is currently very thinly capitalized. As such, we may be required to raise additional funds to finance our business. Our cash and cash equivalents at December 31, 2003 was approximately $51.8 million. If we are unable to raise additional funds, we may fail and our inability to obtain adequate capital would limit our ability to continue our operations. There can be no assurance that we will be able to raise necessary funds or that we will be able to do so on terms acceptable to us. Any such additional funding may result in significant dilution to existing shareholders.

           If commercial wireless communications markets fail to grow as anticipated, our business could be materially harmed.

            A number of the commercial markets for our products in the wireless communications area, including our broadband products, have only in recent years been developed. Because these markets are relatively new, it is difficult to predict the rate at which these markets will grow, if at all. If the markets for commercial wireless communications products fail to grow, or grow more slowly than anticipated, our business could be materially harmed. Conversely, to the extent that growth in these markets results in capacity limitations in the wireless communications area, it could materially harm our business and impair the value of our shares.

            We have announced the introduction of a new product and its acceptability in the market cannot be determined as of yet.

            In February 2004, we announced the development of the SkyEdge family of products. The SkyEdge product family includes a series of VSAT products, all able to operate via a single hub, supporting communications services that customers such as enterprises, carriers, service providers and governmental customers require, from interactive data to broadband IP, public telephony and beyond. The unified platform supports a variety of applications and topologies including mesh, star and multi-star.

            We cannot guarantee that this family of products will be accepted in the industry or that its performance will be as expected. The product will be beta tested by several customers in the second and/or third quarter of 2004 and is expected to be commercially available toward the end of 2004. If the SkyEdge is not ready for commercial distribution on time, or is not accepted by the market, then our business, financial condition and operating results could be adversely affected.

            We face risks from the global slowdown.

            The downturn in the global economy has had significant effects on markets that we serve, particularly satellite communications equipment manufacturers and network operators. This has had a negative effect on our revenues. Although there are indications that the downturn may be ending, we cannot predict whether the markets will fully recover or the downturn will continue for a long period of time. If the markets in which we operate do not fully recover, our ability to increase or maintain our revenues and operating results may be impaired.

            Further, because global economic conditions and economies are extremely uncertain, it is difficult to estimate the growth in various parts of the economy, including the markets in which we participate. Because parts of our budgeting and forecasting are reliant on estimates of growth in the markets we serve, the current economic uncertainty renders estimates of future revenues and expenditures even more difficult than usual to formulate. The future direction of the overall domestic and global economies could have a significant impact on our overall financial performance and impair the value of our shares.

            Our success in the market depends heavily on our ability to maintain and explain our financial position to our customers and others in the industry.

            In October 2002, we commenced an arrangement to restructure our debt, which was successfully completed in March 2003 and an additional restructuring through a debt to equity conversion which was completed in November 2003. Prior to and while the arrangements were under negotiation, our ability to sell our products as well as our reputation in the market were adversely affected, and as such, we lost some large customers. While we have successfully completed these restructuring processes, our continued success and ability to maintain a presence in our industry will depend heavily on our ability to ensure and convince the marketplace, including our customers and suppliers, of our improved financial position. There is no guarantee that our customers, present and future, will be confident in our financial stability going forward.

            Trends and factors affecting the telecommunications industry are beyond our control and may result in reduced demand and pricing pressure on our products.

            There are trends and factors affecting the telecommunications industry which are beyond our control and may affect our operations. These trends and factors include:

•	adverse changes in the public and private equity and debt markets and our ability, as well as the ability of our customers and suppliers, to obtain financing or to fund working capital and capital expenditures;
•	adverse changes in the credit ratings of our customers and suppliers;
•	adverse changes in the market conditions in our industry and the specific markets for our products;
•	access to, and the actual size and timing of, capital expenditures by our customers;
•	inventory practices, including the timing of product and service deployment, of our customers;
•	the amount of network capacity and the network capacity utilization rates of our customers, and the amount of sharing and/or acquisition of new and/or existing network capacity by our customers;
•	the overall trend toward industry consolidation and rationalization among our customers, competitors, and suppliers;
•	increased price reductions by our direct competitors and by competing technologies;
•	conditions in the broader market for communications products, including data networking products and computerized information access equipment and services;
•	governmental regulation or intervention affecting communications or data networking;
•	monetary stability in the countries where we operate; and
•	the effects of war and acts of terrorism, such as disruptions in general global economic activity, changes in logistics and security arrangements, and reduced customer demand for our products and services.

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

            A significant portion of our sales revenue is derived from our being selected as the supplier of networks based on VSATs, under large-scale contracts that we are awarded from time to time in a competitive bidding process. These large-scale contracts typically involve the installation of between 2,000 and 10,000 VSATs. The number of major bids for these large-scale contracts for VSAT-based networks in any given year is limited and the competition is intense. Losing or defaulting on a relatively small number of bids each year could have a significant adverse impact on our operating results.

            Specifically, in October 2002, we were selected by Brazil’s communication ministry to provide satellite internet services in a contract worth approximately $23 million. In addition, in November 2002, we were awarded two large projects by the Colombian Government, including the installation and operation of 500 telecenters to provide Internet connectivity and telephony services in cities and towns throughout Colombia and a second 3,000-site public rural satellite telephony network. The total value of the contracts is approximately $65 million. If we do not meet certain minimum equity requirements, this customer may assert that we would be in breach of our contract with them. Any early unilateral termination by the Colombian Government or the ministry in Brazil could have a significant adverse impact on our operating results.

            Many of our large-scale contracts are with governments in Latin American and other parts of the world; any instability in the exchange rates or in the political or economic situation or otherwise, could have a significant adverse impact on our business.

            In recent years, a significant portion of our revenues has been from large-scale contracts, including those in Peru, Colombia, China and Tibet and most recently, in Brazil. Agreements with the governments in these countries typically include unilateral early termination clauses and other risks such as the imposition of new government regulations and taxation that could pose additional financial burdens on us. In addition, the foreign exchange risks in these countries are often significant due to possible fluctuations in local currencies relative to the U.S. dollar. Any termination of business in any of the aforementioned countries or any instability in the exchange rates could have a significant adverse impact on our business.

            Failure to manage the change of our operations could harm our business and strain our managerial, operation and financial resources.

            In 2002 and 2003, we consolidated certain areas of our business operations, including research and development, international sales program management and customer care, back to our Israel headquarters. We may therefore experience difficulties meeting a high demand for services in the future or encounter problems in dealing with the increased demands of customers. In order to meet this demand, we may need to hire, train and retain the appropriate personnel, as well as the third-party service providers we depend on for customer service, to manage our operations. Our failure to manage growth and expansion effectively, or the failure by one of our service providers to adequately perform its services, could harm our ability to retain or grow our customer base that in turn would harm our business, financial condition, and results of operations.

            If we are unable to develop, introduce and market new products, applications and services on a cost effective and timely basis, our business could be adversely affected.

            The network communications market, to which our services and products are targeted, is characterized by rapid technological changes, new product introductions and evolving industry standards. If we fail to stay abreast of significant technological changes, our existing products and technology could be rendered obsolete. Historically, we have enhanced the applications of our existing products to meet the technological changes and industry standards. For example, our initial product, the OneWay VSAT, which we introduced in 1989, was used primarily to facilitate one-way transmission of information. In 1992, we began marketing our TwoWay VSAT that enabled two-way communication. In 1999, we began marketing our SkyBlaster product that uses advanced technology to provide two-way high speed Internet access and video broadcasting via satellite. In February 2004, we announced the development of the SkyEdge product family. We cannot yet predict or guarantee the success of the SkyEdge family of products in the market.

            To remain competitive in the network communications market, we must continue to be able to anticipate changes in technology and industry standards and to develop and introduce new products, applications and services, as well as enhancements to our existing products, applications and services. If we are unable to respond to technological advances on a cost-effective and timely basis, or if our new products or applications are not accepted by the market, then our business, financial condition and operating results could be adversely affected.

            A decrease in the selling prices of our products could materially harm our business.

            The average selling prices of wireless communications products historically decline over product life cycles. In particular, we expect the average selling prices of our products to decline as a result of competitive pricing pressures and customers who negotiate discounts based on large unit volumes. We also expect that competition in this industry will continue to increase. To offset these price decreases, we intend to rely primarily on obtaining yield improvements and corresponding cost reductions in the manufacturing process of existing products and on the introduction of new products with advanced features. However, we cannot assure you that we will be able to obtain any yield improvements or cost reductions or introduce any new products in the future. To the extent that we do not reduce costs or introduce new products in a timely manner, or our new products do not achieve market acceptance, it could materially harm our business and impair the value of our shares.

            If we are not able to fill our backlog of orders, our business will be adversely affected.

            At present, we have a backlog of orders, consisting of network service contracts, generally for three to five years, and of new orders for products and services. As of December 31, 2003 our backlog for equipment sales and for services under service contracts for our VSAT products was $243 million. If we are unable to satisfy the entire backlog of orders, we will not be able to fully recognize the revenues expected from this backlog and we could lose the contracts from which these backlog of orders arise, either of which could have a material adverse effect on our business. In addition, an inability to supply equipment and services could lead to our default on contracts and the subsequent exercise of performance guarantees by customers.

            If we lose existing contracts and orders for our products are not renewed, our ability to generate revenues will be harmed.

            Our existing contracts could be terminated due, among others, to any of the following reasons:

•	dissatisfaction of our customers with the services we provide or our inability to timely provide or install additional products or requested new applications;
•	customers’ default on payments due;
•	our failure to comply with financial covenants in our contracts;
•	customers’ lack of confidence in our financial condition; or
•	the loss of existing contracts or a decrease in the number of renewals of orders or of new large orders.

          The termination or non-renewal of our contracts could have a material adverse effect on our business, financial condition and operating results.

            We are dependent upon a limited number of suppliers for key components to build our VSATs, and may be significantly harmed if we are unable to obtain the hardware necessary for our VSATs on favorable terms or on a timely basis.

            Several of the components required to build our VSATs are manufactured by a limited number of suppliers. In the past, we have not experienced any difficulties with our suppliers with respect to availability of components. However, we cannot assure you of the continuous availability of key components or our ability to forecast our component requirements sufficiently in advance. Our research and development and operations groups are continuously working with our vendors and subcontractors to obtain components for our products on favorable terms in order to reduce the overall price of our products. If we are unable to obtain the necessary volumes of components at desired favorable terms or prices, we may be unable to produce our products at desired favorable terms or prices. As a result, sales of our products may be lower than expected, which could have a material adverse effect on our business, financial condition and operating results.

            The terms on which we are able to obtain components for our products are also affected by our relationship with our suppliers. In connection with the general slowdown in the telecommunications market in the past three years, we canceled orders for components, or postponed delivery dates for components. Three of our suppliers initiated legal action against us as a result of our actions, and these actions have been settled. We may be subject to additional legal actions by other suppliers.

            In this regard, we entered into a non-exclusive Supply Chain Management agreement with Arrow/Rapac Ltd., or Arrow, a part of Arrow Electronics, Inc., to purchase certain components necessary for the manufacturing of our products as well as to provide comprehensive logistic services. The agreement is intended to ensure JIT (just in time) inventory and to reduce prices currently paid by us for components. In addition, regarding components purchased in bulk by Arrow for other customers, we are entitled to enjoy existing lower prices. Arrow is to purchase components on our behalf based upon rolling forecasts provided by us. While this agreement is intended to guarantee the supply of our products and reduce prices, it also increases our reliance on a single sub-contractor. Any inability on their part to substantively perform under the agreement could have an adverse effect on our operations.

            We operate in the highly competitive network communications industry. We may be unsuccessful in competing effectively against many of our competitors who have substantially greater financial resources and experience.

            We operate in a highly competitive industry of network communications, both in the sales of our products and our services. As a result of the rapid technological changes that characterize our industry, we face intense worldwide competition to capitalize on new opportunities, to introduce new products and to obtain proprietary technologies that are perceived by the market as being superior to those of our competitors. Some of our competitors have substantially greater financial resources, providing them with greater research and development and marketing capabilities. These competitors may also be experienced in obtaining regulatory approvals for their products and services and in marketing them. Our relative position in the network communications industry may place us at a disadvantage in responding to our competitors’ pricing strategies, technological advances and other initiatives. Our principal competitor in the supply of VSAT networks is Hughes Network Systems, Inc., or HNS. HNS obtains the majority of its satellite capacity on the satellite system operated by PanAmSat. An additional competitor to our entire product line with an increasing market share is ViaSat, Inc.

            There are other manufacturers of products that compete with one or more of our products such as STM Networks Inc., which competes with our Dialaw@y IP VSAT, and our Faraway VSAT system. In addition, there is currently a developing trend for product standardization of satellite communications, known as DVB-RCS (Digital Video Broadcasting, Return Channel Satellite). Alcatel Space, EMS, Nera Telecommunications Ltd., Newtech and others have introduced DVB-RCS compatible products which compete with our Skystar 360E line of products. While at present there are only a small number of such units installed throughout the world, it is possible that this trend could become a standard for the satellite communication industry, and pose a serious threat to the continued acceptance of our current and future non-DVB-RCS products in the market. At present, part of our new SkyEdge family line includes a DVB-RCS compatible VSAT in development.

            Another trend for product standardization is known as DOCSIS (Data Over Cable Service Interface Specification) for satellite communications. This concept is embedded in a product produced and sold by Viasat directly in the international markets. In the United States, it has been reported that ViaSat delivers the same technology to the WildBlue consumer program that is reported to launch in 2004. This product is designed to be a low cost VSAT. If deployed, this standardization could pose a threat to the acceptance in the market of our current and future non-DOCSIS products and could have an adverse effect on the market price for VSATs industry-wide.

            HNS introduced its own standard called IPoS (IP over Satellite) which relies on the installed base of their DirecWay System. If accepted by other companies in the industry, this could have an adverse affect on the acceptance of our products. HNS is also expected to launch their SpaceWay Ka satellite and program in the United States which, if successful, could increase our competition in the enterprise market segment.

            We also compete with various mobile satellite communications companies such as Asia Cellular Satellite and Thuraya Satellite Communications Company and companies that offer communication network systems based on other non-satellite technologies such as terrestrial lines (including cable, DSL, fixed wireless, ISDN lines, cellular GPRS and fiber optics), frame relay, radio and microwave transmissions. These technologies can often be cheaper than VSAT technology in some applications while still providing a sufficient variety of the features required by customers.

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

           Most of our laboratory capacity, our principal offices and principal research and development facilities are concentrated in a single location in Israel. Fire, natural disaster or any other cause of material disruption in our operation in this location could have a material adverse effect on our business, financial condition and operating results. As discussed above, to remain competitive in the network communications industry, we must respond quickly to technological developments. Damage to our facility in Israel could cause serious delays in the development of new products and services and, therefore, could adversely affect our business. In addition, the particular risks relating to our location in Israel are described below.

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

            We sell and distribute our products and provide our services internationally, particularly in the United States, Asia, Africa, Europe and Latin America. A component of our strategy is to continue to expand into new international markets. Our operations can be limited or disrupted by various factors known to affect international trade. These factors include the following:

•	imposition of governmental controls, regulations and taxation which might include a government’s decision to raise import tariffs or license fees in countries in which we do business;
•	government regulations that may prevent us from choosing our business partners or restrict our activities. For example, a particular Latin American country may decide that high-speed data networks used to provide access to the Internet should be made available generally to Internet service providers and may require us to provide our wholesale service to any Internet service providers that request it, including entities that compete with us. If we become subject to any additional obligations such as these, we would be forced to comply with potentially costly requirements and limitations on our business activities. This could result in a substantial reduction in our revenue;
•	political instability in countries in which we do or desire to do business. For example, economic instability in Indonesia has led to a decrease in the value of the Indonesian Rupiah. If such decrease continues, this could adversely affect the ability of the Indonesian market to finance VSAT projects. We also face similar risks from potential or current political and economic instability in countries such as Russia, Angola, Kenya and Argentina;
•	trade restrictions and changes in tariffs which could lead to an increase in costs associated with doing business in foreign countries;
•	difficulties in staffing and managing foreign operations that might mandate employing staff in the United States and Israel to manage foreign operations. This change could have an adverse effect on the profitability of certain projects;
•	longer payment cycles and difficulties in collecting accounts receivable;
•	seasonal reductions in business activities;
•	foreign exchange risks due to fluctuations in local currencies relative to the dollar; and
•	relevant zoning ordinances that may restrict the installation of satellite antennas that might also reduce market demand for our service. Additionally, authorities may increase regulation regarding the potential radiation hazard posed by transmitting earth station satellite antennas’ emissions of radio frequency energy that may negatively impact our business plan and revenues.

            Any decline in commercial business in any country can have an adverse effect on our business as these trends often lead to a decline in technology purchases or upgrades by private companies. We expect that in difficult economic periods, countries in which we do business will find it more difficult to raise financing from investors for the further development of the telecommunications industry. Any such changes could adversely affect our business in these and other countries.

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

            Our lengthy sales cycles could harm our results of operations if forecasted sales are delayed or do not occur.

            The length of time between the date of initial contact with a potential customer or sponsor and the execution of a contract with the potential customer or sponsor may be lengthy and vary significantly depending on the nature of the arrangement. During any given sales cycle, we may expend substantial funds and management resources and not obtain significant revenue, resulting in a negative impact on our operating results.

            Our operating results may vary significantly from quarter to quarter and these quarterly variations in operating results, as well as other factors, may contribute to the volatility of the market price of our shares.

            Our operating results may vary significantly from quarter to quarter. The causes of fluctuations include, among other things:

•	the timing, size and composition of orders from customers;
•	our timing of introducing new products and product enhancements and the level of their market acceptance;
•	the mix of products and services we offer; and
•	the changes in the competitive environment in which we operate.

            The quarterly variation of our operating results, may, in turn, create volatility in the market price for our shares. Other factors that may contribute to wide fluctuations in our market price, many of which are beyond our control, include, but are not limited to:

•	announcements of technological innovations;
•	customer orders or new products or contracts;
•	competitors’ positions in the market;
•	changes in financial estimates by securities analysts;
•	conditions and trends in the VSAT and other technology industries;
•	our earnings releases and the earnings releases of our competitors; and
•	the general state of the securities markets (with particular emphasis on the technology and Israeli sectors thereof).

            In addition to the volatility of the market price of our shares, the stock market in general and the market for technology companies in particular have been highly volatile and at times, thinly traded. Investors may not be able to resell their shares following periods of volatility.

            We may at times be subject to claims by third parties alleging that we are infringing their intellectual property rights. We may be required to commence litigation to protect our intellectual property rights. Any intellectual property litigation may continue for an extended period and may materially adversely affect our business, financial condition and operating results.

            There are numerous patents, both pending and issued, in the network communications industry. We may unknowingly infringe a patent. We may from time to time be notified of claims that we are infringing on the patents, copyrights or other intellectual property rights owned by third parties. While we do not believe that we have in the past or are at present infringed on any intellectual property rights of third parties, we cannot assure you that we will not, be subject to such claims.

            In addition, we may be required to commence litigation to protect our intellectual property rights and trade secrets, to determine the validity of and scope of the proprietary rights of others or to defend against third-party claims of invalidity. Any such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business, financial condition and operating results.

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

            We are involved in litigation alleging violations of the federal securities laws that may have an adverse effect on our business.

            On May 13, 2003, a complaint was filed with the United States District Court for the Eastern District of New York against the Company and certain of its officers and directors asserting claims under Section 10(b) of the Securities Exchange Act of 1934. The complaint was the result of the court-ordered consolidation of nine separate similar actions filed in March 2002 in the United States District Courts. In addition, a request was made to file a class action lawsuit in the Tel Aviv, Israel, District Court, but this action was stayed pending the outcome of the class action proceedings in the United States. The Complaint asserts the claims of purchasers of our securities from February 9, 2000 and through May 29, 2002, and alleges violations of the federal securities laws and claims that we issued material misrepresentations to the market. We have filed a motion to dismiss the complaint which is pending. We believe that the allegations against us and certain of our current and former officers and directors are without merit and intend to contest them vigorously. However, these legal proceedings are in the preliminary stages and we cannot predict their outcome. The litigation process is inherently uncertain. If we are not successful in defending these legal proceedings, we could incur substantial monetary judgments or penalties in excess of available insurance coverage or result in damage to our reputation, and whether or not we are successful, the proceedings could result in substantial costs and may occupy a significant amount of time and attention of our senior management.

Risks Related To The Shares And Our Capital Structure

            Our share price has been highly volatile, has experienced a significant decline, and may continue to be volatile and decline.

            The trading price of our shares has fluctuated widely in the past and is expected to continue to do so in the future as a result of a number of factors, many of which are outside our control. In addition, the stock market has experienced extreme price and volume fluctuations that have affected the market prices of many technology companies, particularly telecommunication and Internet-related companies, and that have often been unrelated or disproportionate to the operating performance of these companies. These broad market fluctuations could adversely affect the market price of our shares. In the past, following periods of volatility in the market price of a particular company’s securities, securities class action litigation has often been brought against that company. Securities class action litigation could result in substantial costs and a diversion of our management’s attention and resources.

            We have never paid cash dividends and have no intention to pay dividends in the foreseeable future.

            We have never paid cash dividends on our shares and do not anticipate paying any cash dividends in the foreseeable future. We intend to continue retaining earnings for use in our business, in particular to fund our research and development, which are important to capitalize on technological changes and develop new products and applications. In addition, the terms of some of our financing arrangements restrict us from paying dividends to our shareholders.

Risks Related To Regulatory Matters in Israel

            We have historically relied, and in the future intend to rely, upon tax benefits from the state of Israel on our taxable income. The termination or reduction of these tax benefits would significantly increase our costs and could have a material adverse effect on our financial condition and results of operations.

            Under the Israeli Law for Encouragement of Capital Investments, 1959, some of our Israeli facilities qualify as “Approved Enterprises.” As a result, we have been eligible for tax benefits for the first several years in which we generated taxable income. Our historical operating results reflect substantial tax benefits, including tax exemptions and decreased tax rates up to December 31, 2000. In 2001, 2002 and 2003, we had substantial losses for tax purposes and a decrease in revenues and therefore could not realize any tax benefits. The Israeli government has shortened the period for which tax exemptions are applicable to Approved Enterprises from four to two years. This change only applies to our last four Approved Enterprises and to any future Approved Enterprises, if any. Our financial condition and results of operations could suffer if the Israeli government terminated or reduced the current tax benefits available to us.

            In addition, in order to receive these tax benefits, we must comply with two material conditions. We must (1) invest specified amount in property and equipment in Israel, and (2) finance a portion of these investments with the proceeds of equity capital we raise. We believe we have complied with these conditions, but we have not received confirmation of our compliance from the government with respect to some of the approved enterprises. If we have failed or fail in the future to comply in whole or in part with these conditions, we may be required to pay additional taxes and would likely be denied these tax benefits in the future, if and when we are profitable, which could harm our financial condition and results of operations. We are currently negotiating the approval of our tenth enterprise with the Israeli government. If we fail to receive such approval, we will be required to pay substantial additional taxes, which may negatively affect our results of operations and financial condition.

            We benefit from Israeli Government grants. The termination or reduction of these grants could have a material adverse effect on our ability to develop new products and applications.

            Research and development grants from the Office of the Chief Scientist of the Israeli Ministry of Industry and Commerce during 2001, 2002 and 2003 amounted to approximately $4.4 million, $3.6 million and $3.5 million, respectively. These grants enable us to develop new products and applications. However, they also impose certain restrictions on us, as discussed below. Israeli authorities have indicated that the grant program may be reduced in the future. The termination or reduction of these grants to us could have a material adverse effect on our ability to develop new products and applications, which could harm our business.

            The transfer and use of some of our technology and its production is limited because of the research and development grants we received from the Israeli Government to develop such technology. Such limitations may restrict our business growth and profitability.

            Our research and development efforts associated with the development of our OneWay VSAT product and our DialAw@y IP product and our SkyBlaster product have been partially financed through grants from the Office of the Chief Scientist of the Israeli Ministry of Industry and Commerce. We are subject to certain restrictions under the terms of the Chief Scientist grants. Specifically, the products developed with the funding provided by these grants may not be manufactured, nor may the technology which is embodied in our products be transferred outside of Israel without appropriate governmental approvals and/or fines. These restrictions do not apply to the sale or export from Israel of our products developed with this technology. These restrictions could limit or prevent our growth and profitability.

            We may be subject to Israeli tax payments that we had not anticipated or accounted for.

            In 2003, we received a “best judgment tax assessment” for the tax year 1998 for approximately $9 million plus $1.5 million in penalties mainly based on a claim of the Israeli Tax Authorities that loans to subsidiaries are considered a dividend and are subject to tax. While we believe that the claim is not justified and intend to vigorously defend ourselves in this action, we cannot be certain as to the outcome of these claims. In addition, the claims made by the tax authorities may also be made in the years 1999 through 2003 with respect to loans and investments provided by us to our subsidiaries. Any such claims, if substantiated and proven, could have a significant adverse effect on our financial condition. In addition, the Israeli Tax Authorities and the tax authorities in the jurisdictions in which we operate might raise additional claims, which might result in payment of additional taxes.

Risks Related To Doing Business In Israel

            Political and Economic conditions in Israel may limit our ability to produce and sell our products. This could result in a material adverse effect on our operations and business.

            We are incorporated under the laws of the State of Israel, where we also maintain our headquarters and most of our research and development and manufacturing facilities. Political, economic and security conditions in Israel directly influence us. Since the establishment of the State of Israel in 1948, Israel and its Arab neighbors have engaged in a number of armed conflicts. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Major hostilities between Israel and its neighbors may hinder Israel’s international trade and lead to economic downturn. This, in turn, could have a material adverse effect on our operations and business.

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

            Generally, male adult citizens and permanent residents of Israel under the age of 51 are obligated to perform up to 36 days of military reserve duty annually. Additionally, these residents may be called to active duty at any time under emergency circumstances. The full impact on our workforce or business if some of our officers and employees are called upon to perform military reserve service is difficult to predict.

            In addition, in recent years Israel has been going through a period of recession in economic activity, resulting in low growth rates and growing unemployment. Our operations could be adversely affected if the economic conditions in Israel continue to deteriorate. In addition, due to significant economic measures proposed by the Israeli Government, there have been several general strikes and work stoppages in 2003 and 2004, affecting all banks, airports and ports. These strikes have had an adverse effect on the Israeli economy and on business, including our ability to deliver products to our customers. Following the passage by the Israeli Parliament of laws to implement the economic measures, the Israeli trade unions have threatened further strikes or work-stoppages, and these may have a material adverse effect on the Israeli economy and on us.

            You may not be able to enforce civil liabilities in the United States against our officers and directors.

            Most of our executive officers are non-residents of the United States. A significant portion of our assets and the personal assets of most of our directors and executive officers are located outside the United States. Therefore, it may be difficult to effect service of process upon any of these persons within the United States. In addition, a judgment obtained in the United States against us, and most of our directors and executive officers, including but not limited to judgments based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States.

            Generally, it may also be difficult to bring an original action in an Israeli court to enforce liabilities based upon the U.S. federal securities laws against us and most of our directors and executive officers. Subject to particular time limitations, executory judgments of a United States court for liquidated damages in civil matters may be enforced by an Israeli court, provided that:

•	the judgment was obtained after due process before a court of competent jurisdiction, that recognizes and enforces similar judgments of Israeli courts, and according to the rules of private international law currently prevailing in Israel;
•	adequate service of process was effected and the defendant had a reasonable opportunity to be heard;
•	the judgment and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel;
•	the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties;
•	the judgment is no longer appealable; and
•	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court.

            Furthermore, if a foreign judgment is enforced by an Israeli court, it will be payable in Israeli currency.

            Current terrorist attacks in Israel and globally may have a material adverse effect on our operating results.

            Terrorist attacks, such as the attacks that occurred in New York and Washington, D.C. on September 11, 2001, terrorist attacks in Israel and other acts of violence or war may affect the markets on which our shares trade, the markets in which we operate, and our operations and profitability. We cannot assure you that there will not be further terrorist attacks against the United States or Israel, or against American or Israeli businesses. These attacks or subsequent armed conflicts resulting from or connected to them may directly impact our physical facilities or those of our suppliers or customers. Furthermore, these terrorist attacks may make travel and the transportation of our supplies and products more difficult and more expensive and ultimately affect the sales of our products in the United States and overseas. Also, the ongoing armed conflicts around the world such as in Iraq could have a further impact on our sales, our profitability, our supply chain, our production capability and our ability to deliver product and services to our customers.

            Our operating results would be adversely affected if inflation in Israel is not offset on a timely basis by a devaluation of the new Israeli shekel (NIS) against the U.S. dollar.

            Our international sales expose us to fluctuations in foreign currencies. Most of our sales are denominated in U.S. dollars. When the Israeli inflation rate exceeds the rate of the NIS devaluation against foreign currencies, our NIS expenses increase to the extent of the difference between the rates. A significant disparity of this kind may have a material adverse effect on our operating results.

            Under current Israeli law, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

            We currently have non-competition clauses in the employment agreements of nearly all of our employees. The provisions of such clauses prohibit our employees, if they cease working for us, from directly competing with us or working for our competitors. Recently, Israeli courts have required employers, seeking to enforce non-compete undertakings against former employees, to demonstrate that the competitive activities of the former employee will cause harm to one of a limited number of material interests of the employer recognized by the courts (e.g. the confidentiality of certain commercial information or a company’s intellectual property). In the event that any of our employees chooses to go and work for one of our competitors, we may be unable to prevent our competitors from benefiting from the expertise of our former employees obtained from us, if we cannot demonstrate to the court that harm would be caused to us.

ITEM 4:      INFORMATION ON THE COMPANY

History and Development of the Company

            We are a leading provider of products and services for satellite-based communications networks. In its most recent available report published in September 2003, Comsys, a specialized consulting company that analyzes the satellite communications industry, reported that Gilat is the second-largest manufacturer of very small aperture terminals, referred to in the network communications industry as VSATs. We were incorporated in Israel in 1987 and are subject to the laws of the State of Israel. Gilat’s corporate headquarters, executive offices and research and development, engineering and manufacturing facilities are located at Gilat House, 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva 49130, Israel. Our telephone number is (972) 3-925-2000.

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

            In 1991, we began marketing our second generation OneWay VSAT. In 1992, we began marketing our TwoWay VSAT with Spacenet as part of Spacenet’s Skystar Advantage VSAT service offering and we began marketing our TwoWay VSATs to GTECH as part of GTECH’s GSAT lottery networks. Over the years, we experienced significant growth in orders, sales and earnings including from our OneWay and Skystar Advantage products. By an agreement in 1992, COMSAT RSI, Inc. became our joint venture partner to develop, manufacture and market two-way rural telephone VSAT products. We began marketing the FaraWay VSAT in 1994. We began marketing the DialAw@y IP VSAT, another rural telephony product outside of the scope of that joint venture, at the end of 1996. Additionally, we began marketing the SkySurfer VSAT in 1997 and the SkyBlaster VSAT in 1999. The Skystar Advantage is our largest-selling product, accounting for approximately 46%, 63% and 30% of our sales revenue during 2001, 2002 and 2003 respectively.

            In 1999, we began marketing our SkyBlaster VSAT product. The SkyBlaster product is a two-way IP-based product with which broadband Internet services via satellite are provided. One of the first SkyBlaster products developed was the 360 model, designed for consumers and home offices and small business users. In 2001, we completed development of the SkyBlaster 360E, a two-way satellite-based communication geared toward the enterprise, small business, SME and SoHo markets, that enables broadband networking between a central hub and up to thousands of locations. The SkyBlaster 360E was launched in 2002 and then renamed the SkyStar 360E. Approximately 95,000 units of the SkyStar 360E have shipped to date.

            In February 2004, we introduced the development of our SkyEdge family of products which offer a comprehensive satellite communications platform to deliver data, voice and video services over a single, powerful system. The SkyEdge family of products will be beta tested in the third quarter of 2004 and is expected to be available for commercial distribution in the last quarter of 2004.

The SkyEdge product family consists of the SkyEdge System (the hub), and five VSAT products including:

•	SkyEdge™ Pro - Multi-service VSAT, supporting interactive data, mesh telephony, broadband IP and video, with plug-in card architecture expanding the VSAT capabilities.
•	SkyEdge™ IP – IP Router VSAT, supporting interactive, broadband IP, VoIP and multicasting applications.
•	SkyEdge™ Call – Telephony VSAT, supporting thin-route telephony applications.
•	SkyEdge™ Gateway – Trunking Solutions VSAT, providing mesh trunking solutions supporting digital telephony and IP data on demand trunking applications.
•	SkyEdge™ DVB-RCS - Enhanced Standard VSAT, fully supporting the DVB-RCS standard. Being much more than only a return link standard, this dual mode VSAT provides a unique real end-to-end standard solution for a satellite network operator with an arsenal of additional access schemes, embedded software and enhanced IP acceleration features for full flexibility and support in a complex IP environment.

            In October 2002, to permit completion of a detailed restructuring arrangement and the submission to holders of our 4.25% Convertible Subordinated Notes due 2005, or the old notes, and certain other creditors, we filed with the Israeli Court a petition under Section 350 of the Israeli Companies Law – 1999 for a stay of proceedings on actions by holders of the old notes and our bank lenders. In March 2003, after negotiating with both the holders of the old notes and our major creditors, we received the approval of the Israeli courts, and completed a plan of arrangement, or the arrangement with our bank lenders, holders of the old notes and certain other creditors. Pursuant to the arrangement, our old notes were cancelled and the holders of the old notes were issued a combination of 4.00% Convertible Notes due 2012, referred to herein as the new notes, and ordinary shares. additional new notes and ordinary shares were also issued in exchange for a portion of our bank debt and debt to another financing creditor. The arrangement reduced our debt by approximately $309 million, secured new agreements with our banking creditors, and significantly reduced overall financing costs.

            As part of the arrangement, we entered into a new agreement with SES Americom, our major supplier of satellite transponder capacity. Under the agreement, SES Americom agreed to terminate its transponder capacity agreements with Spacenet that relate to StarBand (which was partially held by Spacenet) and to enter into a new transponder capacity agreement directly with StarBand. SES Americom also agreed to allow Spacenet to defer an outstanding debt of $3.4 million to 2003, and to defer payment of certain transponder capacity charges due in 2003 and 2004, with payment of those deferred charges to commence in 2005. The agreement reduced the aggregate amount payable to SES Americom in 2003 from $26.9 million to $16.5 million (including the $3.5 million which was deferred from 2002 to 2003 and paid by us in 2003). As part of this agreement, we issued SES Americom equal to approximately 5.5% of our then outstanding ordinary shares.

            In October 2003, we distributed an offering circular to the holders of our new notes and offered to exchange the new notes for our ordinary shares at a conversion rate of $8 per share. In November 2003, we accepted approximately $73.7 million of the new notes for exchange and issued an additional 9,208,270 ordinary shares.

            As of December 31, 2003, 22,225,146 of our ordinary shares were outstanding.

Spacenet Inc.

            On December 31, 1998, we completed the acquisition of Spacenet, a company engaged in providing VSAT-based network services, from SES Americom (formerly known as GE Americom) and certain affiliates. Prior to the acquisition, Spacenet was our single largest customer. Spacenet purchased our VSAT products in order to incorporate them into its VSAT-based network service offerings.

            As part of the Spacenet acquisition, we entered into several significant agreements with SES Americom. See Item 7: “Major Shareholders and Related Party Transactions — Related Party Agreements; Spacenet Merger-Related Agreements.” The acquisition of Spacenet has enabled Gilat to expand from primarily manufacturing and selling VSAT equipment to becoming a provider of complete end-to-end telecommunications and data networking solutions based on VSAT satellite earth stations. Currently, Spacenet provides two-way, satellite-based, broadband networking solutions for a wide range of organizations throughout North America. These network solutions are provided to a wide range of business and corporate enterprises that require hundreds or sometimes thousands of VSATs with high-speed Internet access and communication between the VSATs. Most service contracts through Spacenet are for three to five year periods and enterprises pay on a per site, per month basis in addition to upfront installation and hardware and software fees. Major customers of Spacenet include the United States Postal Service, GTECH, Dollar General, Countrywide, Valero, Rent-Way and Kroger. In 2002, Spacenet expanded its market to include an “off the shelf” service known as Connexstar, a satellite network solution product for small to mid-sized enterprises. This business offers standard pre-packaged services, hardware and software for businesses that want business connectivity for as few as one location and up to hundreds of locations Today, Connexstar off the shelf services represent the majority of new business generated by Spacenet. In the year 2001, Spacenet’s revenues accounted for approximately one-third of our total revenues, in 2002, Spacenet’s revenues accounted for approximately one-half of our total revenues and in 2003, Spacenet’s revenues accounted for approximately one third of our total revenues.

StarBand

            In March 2000, we established StarBand, formerly known as Gilat-to-Home, Inc., with MSN, EchoStar and ING, to provide broadband Internet access via satellite to residential, small office/home office, or SoHo and small business customers in North America.

            StarBand currently has approximately 35,000 customers. These customers receive full Internet services and connectivity from StarBand, including our SkyBlaster 360. We have entered into a master supply and services agreement with StarBand. In the years 2001, 2002 and 2003, revenues from sales to StarBand accounted for approximately 11.5%, 1.6% and 2.8% of our total revenues, respectively.

            On May 31, 2002, StarBand filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. Since that time, we provided to StarBand approximately $14 million of “debtor in possession” financing, the majority of which has been in the form of transponder capacity, and additional financing of approximately $11.2 million.

            In November 2003, StarBand emerged from Chapter 11. Following the emergence from Chapter 11, we remain a significant shareholder of StarBand and have entered into a financing agreement and revised master supply agreement pursuant to which StarBand purchases equipment from us. See below: “Strategic Alliances and Joint Ventures; StarBand.”

rStar Corporation

            In January 2001, following a tender offer, we became the owners of 51% of the outstanding shares of rStar Corporation (formerly named ZapMe! Corporation), or rStar, a corporation listed on the Nasdaq SmallCap Market, at a cost of approximately $51 million. At that time, rStar changed the focus of its business from building an advertiser supported network for the educational markets to implementing and managing industry-specific private networks for businesses to communicate with their vendors and customers via bi-directional satellite-delivered Internet connections.

            In August 2002, we completed a transaction with rStar pursuant to which we became the owners of approximately 85% of rStar’s stock. As part of the transaction, we sold to rStar a wholly owned subsidiary, StarBand Latin America (Holland) B.V. StarBand Latin America was created to provide, through local subsidiaries, two-way always on, high-speed Internet access and telephony to residential and SoHo customers in Latin America. This business acquired by rStar currently operates satellite-based rural telephony networks in Colombia, Peru and other Latin American countries. See below “Strategic Alliances and Joint Ventures rStar”.

            In December 2003, we announced our intention to acquire all of the shares of common stock of rStar that we do not already own for $0.60 per share in cash. The acquisition, which is expected to be effected by way of a “short-form” merger of rStar with a Gilat subsidiary, is subject to Gilat holding at least 90%of the outstanding rStar shares and to the filing and clearance of a required Schedule 13E-3 with the United States Securities and Exchange Commission, as well as other customary conditions. In order for us to be in a position to hold at least 90% of rStar’s outstanding shares, we entered into an agreement with certain rStar stockholders to acquire an additional 9.3% of rStar shares for $0.60 per share in cash. Pursuant to the terms of the purchase agreement with those stockholders, we are required to complete a short-form merger to acquire the shares held by all other rStar stockholders promptly following such purchase. In February 2004, we announced that we had completed the review process with the United States Securities and Exchange Commission with respect to the Schedule 13E-3 Transaction Statement regarding our intention to acquire all of the shares of common stock of rStar Corporation not already owned by us for $0.60 per share in cash. We expect that this acquisition will be completed in the second quarter of 2004. See “Item 4: Strategic Alliances and Joint Ventures – rStar”.

Satlynx S.A.

            In April 2002, we completed agreements to form Satlynx S.A., a company that provides two-way satellite broadband communications services to enterprises, consumers and SoHo users throughout Europe. Satlynx was formed with SES Global, a leading satellite provider and an affiliate of SES Americom. As part of the agreement, we contributed to Satlynx one of our subsidiaries in Holland and sold to Satlynx our existing European operations, which included enterprise customers in France, Italy, Germany, Holland, England and Czechoslovakia. In June 2003, and in February and March 2004, Alcatel Space and Skybridge (Alcatel subsidiaries) invested in Satlynx. We currently own approximately 40.6% of the shares of Satlynx and our shareholdings may further decrease to 29% pending negotiations currently underway with the shareholders of Satlynx. See “Item 4: Strategic Alliances and Joint Ventures – Satlynx S.A.”.

Deterministic Networks Inc.

            In July 2000, we acquired all of the shares of Deterministic Networks, Inc. (“Deterministic”), a privately held company based in California. Deterministic is a supplier of policy-based networking products and toolkits to several major technology companies, providing quality of service, network management and Internet security capabilities that enhance the products and services of its customers. In exchange for Deterministic’s stock, the shareholders of Deterministic received 10,921 of our ordinary shares then valued at approximately $7.8 million. A total of $7.2 million of this price was attributed to goodwill which was amortized at an annual rate of 20% through December 2001, with the balance impaired in 2002 and recorded as a cumulative effect of change in accounting principle in the first quarter of 2002. Currently, Deterministic has approximately ten employees and continues to develop software-networking products for us and for other major technology companies. We have committed to pay DNI employees a profit sharing bonus equal to 25% of DNI’s net income, if any such income is generated.

Financing Transactions

            In February 2000, we completed a private offering of $350 million of convertible subordinated notes due 2005. The notes were convertible into ordinary shares at a conversion price of $3,723.6 per share. In March 2003, pursuant to the arrangement, we cancelled these notes and issued to the holders of these notes an aggregate of (i) 10,104,195 ordinary shares; and (ii) $83.3 million in principal amount of 4.00% convertible notes due 2012 or, the new notes. In November 2003, we offered holders of the new notes the opportunity to exchange the Notes for ordinary shares at a rate of $8 per share. More than $73 million of the new notes were exchanged for 9,208,270 of our ordinary shares, including new notes held by Bank Hapoalim as described below. See Item 5: “Operating and Financial Review and Prospects – Commitments and Contingencies.”

            In May 2000, we exercised our right to redeem our 6½% convertible subordinated notes due 2004 that were issued on May 14, 1997 for a total amount of $75 million. These notes were redeemable in full at 102% of the principal amount plus accrued and unpaid interest, setting the redemption price per $1,000 notes at $1,020.72. All of the holders of such notes opted to convert their notes into Gilat’s ordinary shares prior to the redemption date and we consequently issued 89,284 ordinary shares to such holders.

            In December 2000, we entered into a facility agreement with Bank Hapoalim, under which we borrowed $108 million to finance our general corporate activities including our working capital. The loan bore interest at LIBOR plus 0.8% per annum and the principal was repayable in six semi-annual payments commencing June 2002. In June 2002, we paid part of the initial payment due of $6 million in principal. In March 2003, as part of the Arrangement, we amended our agreement with Bank Hapoalim. Of the $102 million in principal amount due from us to Bank Hapoalim, (i) $25.5 million was converted into 924,430 ordinary shares, (ii) $5.1 million was converted into Notes of the same principal amount, and (iii) the remaining debt amount of $71.4 million remains as a loan on revised terms. The revised terms include equal semiannual installments of principal of $4.5 million beginning on July 2, 2005, with a last installment of $8.9 million on July 2, 2012. The loan bears interest at the six-month LIBOR rate plus 2.5% and is payable semiannually together with the installments of principal.

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

            In March 2003, as part of the arrangement, Israel Discount Bank agreed to maintain its performance guarantees for our benefit and our subsidiaries for at least one year. These guarantees, for an aggregate of approximately $11 million, will terminate during 2004 and 2005.

            For more details on the arrangement, see “Item 5: Operating and Financial Review and Prospects -- Commitments and Contingencies.”

Capital Expenditures and Divestitures

            In June 2000, we purchased the land and building facilities that are Spacenet’s headquarters and operations center. The purchase price was approximately $24.3 million, which was paid in cash. In order to increase our available cash flow, we subsequently sold these premises for approximately $31.5 million (net of related costs of approximately $1.5 million) and Spacenet currently leases this space pursuant to a lease for 15 years, at an initial annual rent of approximately $3.5 million.

            In 2001, 2002 and 2003, Gilat’s property and equipment purchases amounted to approximately $59 million, $9.7 million, and $14.7 million respectively.

            In addition, during 2000 and 2001, we invested approximately $13 million in the purchase and development of a facility for a new operations center in Backnang, Germany. In June 2001, we entered into a mortgage and loan agreement with a German bank, secured by our Backnang facilities. The mortgage was for an original amount of approximately 5 million Euro, of which (i) approximately one fifth bears interest at 5.86% and is repayable over 5 years commencing July 2001, and (ii) approximately four fifths bear interest at 6.3% and is repayable quarterly over 20 years commencing July 2006. As of December 31, 2003, the amount of the mortgage is approximately Euro 5.7 million. Under the agreement with Satlynx, this facility has been leased to Satlynx. See below: “Strategic Alliances and Joint Ventures – SES Global”.

Business Overview

General

            Gilat is a leading provider of products and services for satellite-based communications networks. We design, develop, manufacture, market and service products that enable complete end-to-end telecommunications and data networking solutions, as well as broadband Internet solutions, based on satellite earth stations, a related central station known as a hub, hardware equipment and software. The satellite earth stations are known in this industry as very small aperture terminals or VSATs. These small units, which attach to communication equipment, such as personal computers, telephones, etc., enable the transmission of data, voice and images via geostationary satellites. The services we provide include access to and communication with satellites (“satellite transponder capacity”), installation of network equipment, on-line network monitoring and network maintenance and repair services and telephone line services based on our VSAT networks. We distribute our products and services worldwide through our own direct sales force, service providers and agents and, in certain circumstances, joint ventures, alliances and affiliated companies. According to the 2003 Comsys Report, which is the most recent available Comsys report, we were the second largest manufacturer of VSATs and had a 36% share of the enterprise VSAT market based upon the number of VSATs shipped in the year 2002.

            The networks we establish are primarily used for:

•	Internet-based networking applications such as networks within corporations (known as corporate intranets), corporate training and other corporate applications which enable the transmission of audio and video by high-speed Internet connections (known as broadband), as well as consumer broadband Internet uses;

•	on-line data delivery and transaction-oriented applications including point-of-sale (for example, credit and debit card authorization), inventory control and real time stock exchange trading; and

•	telephone service in areas that are underserved by the existing telecommunications services or in remote locations without service, some of which are maintained by us.

            Among our largest customers are the United States Postal Service, GTECH, and Dollar General in the United States, Fondo de Inversion en Telecomunicaciones del Peru (Fitel) in Peru, the Ministries of Communication in Brazil and Colombia, StarOne in Brazil, Telmex in Mexico and Telkom South Africa.

            Satellite-based communications networks such as those Gilat has developed offer several advantages over ground-based communication facilities. Among these advantages are the following:

•	ubiquitous reach, providing equal access to users in urban and remote areas under a single tier network;

•	fixed transmission costs, insensitive to distance or the number of receiving stations;

•	a persistent “always on” connection to the Internet without the need to dial up to an internet service provider;

•	cost savings over competing technologies such as ground telephone lines and digital subscriber lines (commonly known as “DSLs”) in remote areas and suburbs;

•	independence from telecommunication companies and other network providers;

•	less terrestrial infrastructure thus making satellite-based technology less susceptible to local disasters such as fires and earthquakes that adversely affect ground-based communication;

•	consistent and rapid response time in comparison to dial-up lines;

•	Internet acceleration technologies, enhancing user experience and improving satellite communication effectiveness;

•	rapid installment of networks and flexibility in their configuration, integration and location; and

•	a versatile platform, which allows for the provision of multiple applications and services.

VSAT Industry Background

            The emergence of the Very Small Aperture Terminal in the 1970s marked the beginning of a new era in satellite communication. A VSAT network consists of:

•	several dozen to several thousand VSAT remote sites with small antennas;

•	a large central earth station called a hub, which includes a large antenna and enables the connection of all the VSATs in the network; and

•	the capability to communicate with a specified satellite.

            A VSAT includes an indoor unit and an outdoor unit (see figure below). The indoor unit usually fits on a desktop (much like a modem) and contains the technology that enables communication between the user’s equipment and the satellite. The outdoor unit includes a small antenna, usually two to six feet in diameter, that can be mounted on a user’s roof, ground or wall and electronic equipment that transmits and receives signals to and from a satellite transponder. A transponder is the technical term for the space on a satellite designated to communicate with a specific user’s equipment.

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

            Satellite transponder capacity is available on existing satellites positioned in geostationary orbit (at 35,800 km above the equator). Once in orbit, a satellite beam can cover a geographic area the size of the continental United States or Western Europe. This coverage area is known as the satellite’s footprint. The satellite receives information from a VSAT, amplifies it and transmits it back to earth on a different frequency. A single satellite transponder has a capacity of approximately 100 million bits/second (“Mbps”). This means that if the transponder is accessed for only 90 seconds per day, more than one billion bytes of data, the equivalent of 865,000 double-spaced pages, would be transmitted.

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

            VSAT networks also offer several advantages compared to ground-based communications networks:

•	high quality and dedicated transmission availability;

•	the capability of transmitting extremely large data flows;

•	fixed transmission costs, insensitive to distance or the number of receiving stations;

•	rapid and cost effective installation in geographically isolated regions like mountainous mining areas and developing countries; and

•	direct access to the Internet.

Market Opportunity

            The market for communications network products and services experienced growth during the years 1996 through 2000 and a slowdown in the years 2001 through 2003, which was largely caused by the recession in the global economy and a reduction of telecommunications business in particular. We believe that when the economy improves, the market for communications network products will continue to grow. Some of the key factors that we believe will foster such growth in a healthy economy include:

•	growing demand for communications capacity driven by the increase in bandwidth-intensive applications, including the Internet;

•	continuous technological advances which are broadening applications for and decreasing the cost of both satellite and ground-based networks;

•	global deregulation and privatization of government-owned telecommunications monopolies, which allow for the growth of new methods of communication.

•	government investments in the development of communications technologies for populations outside of the city centers, thereby leading to increased telephony and Internet access for rural businesses, communities and education facilities.

            Development of the telecommunications market in the past ten years has led to the growth of a range of alternative technologies such as switched digital networks, which are referred to as ISDN service, DSL, cable modems, frame relay wireless technologies, cellular data services, as well as VSAT-based systems. All of these technologies enable high-speed access to the Internet in various forms that allows for the transfer of data at various speeds as well as telephony with advanced services. Despite a slowdown in the telecommunications market in the past few years, the growth in the use of VSATs has been strong and consistent. According to industry sources, the installed worldwide VSAT base grew from 8,000 terminals in 1986 to over 800,000 terminals in 2003.

            We provide VSAT communication solutions to each of the following three expanding markets: Enterprise, Telephony and Broadband and Internet access to small businesses, small medium enterprises or, SMEs, SoHo and consumer markets.

VSAT-Based Products for Enterprises

            In the past decade, there has been significant growth in services, which require interactive data networks such as automatic teller machines, which are referred to as ATMs, and credit and debit card machines that enable businesses to receive “instant” approval of consumer purchases. This growth has led to increased demand for satellite-based networks. VSAT and other satellite technology are particularly well suited to those data networks which need to (i) reach many locations over vast distances simultaneously, (ii) solve a “last mile” or congestion problem, allowing high bandwidth access in areas currently limited to slow connections like copper wire, (iii) transmit to remote locations and to emerging markets where the terrestrial telecommunications infrastructure is not well developed, and (iv) rapidly provide services across a large geographic area served by multiple terrestrial providers. Due to the above advantages, corporate users are increasingly realizing the benefits of VSAT networks. Additional uses of the VSAT-based data networks for enterprises include lottery card transactions (whereby chosen lottery numbers of consumers are transmitted via VSATs located in various stores and stations to a control hub), retailer and manufacturer inventory control and utilities’ monitoring and control systems for power lines and pipe lines.

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

VSAT-Based Broadband and Internet Products for Small Businesses, SMEs, SoHos and Consumers

            The term broadband services refers to networks that provide high-capacity, high-speed transmission of data. Broadband networks allow for multimedia transmissions and can provide high-speed “always on” Internet connectivity. A multimedia transmission (also known as “multimedia streaming”) is a distribution process that allows simultaneous broadcasting and playback of video and audio content. The terrestrial Internet infrastructure was not designed to support the traffic load created by broadcasting full motion video or high-fidelity audio. Currently, there are three terrestrial means of providing broadband services to consumers: cable, DSL and fixed wireless. The VSAT-based consumer broadband service that we offer is differentiated from terrestrial competitors by the following characteristics:

•	rapid availability – cable and DSL providers must install the appropriate infrastructure at a high investment and with an extensive time to market delay. In contrast, the satellite solution relies upon the use of hubs that can be installed within a matter of days and can serve thousands of sites and allows for quick installation of user sites.

•	efficient distribution – the consumer broadband service has the ability to broadcast content to subscribers without encountering any last-mile bottlenecks of terrestrial networks. Content, such as stock quotes and live multimedia transmissions can be broadcast to a network of users while the always-on return path enables unicast transactions desired by any user. A unicast transaction, or unicasting, involves the transmission of information to a single location. Stock trading over the Internet, for instance, is considered a unicast transaction.

Our Products and Services

            We currently offer VSATs to the three markets described above (Enterprise, Telephony and Broadband SME, SoHo and Consumer), each of which is generally incorporated into a VSAT network consisting of a remote terminal linked to a central hub or control center via a satellite. In the year 2003, we offered the following VSATs and services, as described below.

Products by VSAT Market Type

Type	Products/Application

Data Network	Skystar Advantage –	Skystar 360E- Two-way
Applications for	Interactive Data	Internet Access for
Enterprises	Multiple Protocols	Small Offices and
Home Offices Enterprises

Telephony	FaraWay	DialAw@y IP
Applications	- Corporate	- Rural Telephony and
	Telephony	Internet Solution

Broadband SME,		SkyBlaster 360
SoHo &		- Two-way Internet
Consumer		Access for Consumers
Applications

SkyEdge Product Family

            In February 2004, we introduced our new SkyEdge product family. The family consists of the SkyEdge System (the hub), and five VSAT products including SkyEdge Pro, SkyEdge IP, SkyEdge Call, SkyEdge Gateway and SkyEdge DVB-RCS. These enhanced VSAT platforms support the same markets as our existing products and also cover new areas, such as the DVB-RCS standard.

Type	SkyEdge Products/Application

Data Network	SkyEdge Pro	SkyEdge IP
Applications for
- Two-way	SkyEdge IP
Internet Access
for Small Offices
and Home
Offices

Telephony	SkyEdge Call	SkyEdge Pro	SkyEdge Gateway
Applications

DVB-RCS	SkyEdge DVB-RCS
Standard

Data Delivery VSATs for Enterprises

            Skystar Advantage is a private VSAT network designed for data, multimedia and voice applications, providing highly reliable communication between a central hub and almost any number – tens or thousands – of geographically dispersed sites. Skystar Advantage integrates the features of several different applications into a single platform. The same network can be used for interactive data and voice, as well as for multicasting multimedia over an Internet service provider. Its modular 3-slot plug-in card enables a service operator to customize for each remote site according to their specific and changing needs.

            Gilat’s Skystar Advantage is already implemented in numerous markets, such as: Internet access, banking, multimedia, Supervisory Control and Data Acquisition, or SCADA – a technical term for computer systems that collect and summarize data from up to thousands of computers into reports for operators and management, retail and gas stations. The applications currently served by the Skystar Advantage include credit and debit card authorization for retail sales, point-of-sale information and ATM networks, on-line recording and validation of lottery tickets, prescription verification, review of customers profiles, inventory control and delivery scheduling at the manufacturing level, supervisory control and data acquisition networks for oil and gas pipelines, on-line remote stock exchange trading for brokers, distance learning and Internet access. Additional voice channel add-ons are available, as are video and audio broadcasting applications.

Skystar Advantage Network Architecture

            Architecture.   As illustrated above, our Skystar Advantage VSAT product consists of remote terminals, hub equipment and related software. Our remote terminal consists of a small outdoor antenna (typically 0.55 to 1.2 meters in diameter for the Ku-band frequency and 1.8 to 2.4 meters in diameter for the C-band frequency), an outdoor electronics unit and an indoor electronics unit. The outdoor unit receives signals from a satellite transponder using a Low Noise Block frequency down-converter that converts between the higher frequency a satellite uses and the lower frequency used by the antenna and the indoor unit. The outdoor unit then transmits signals to the satellite transponder using our proprietary frequency up-converter that converts the low frequency into the high frequency used by the satellite and power amplifier. The indoor unit incorporates a satellite modem utilizing digital signal processing technology and a powerful central processing unit. The central processing unit controls communications through the satellite (including the satellite access scheme) and provides the platform for interface to the end-user’s remote terminal equipment. The small antenna typically is supplied by a third-party vendor or purchased directly by our customer. We design and manufacture the indoor unit, design and integrate the outdoor unit and supply that part of the software that, among other things, controls the satellite access scheme and the end-user interfaces.

            The Skystar Advantage’s modular configuration includes intrinsic flexibility with three indoor unit slots for plug-in cards. This architecture enables field upgradability by the addition of plug-and-play cards, which are able to support a variety of interfaces and applications such as LAN (local area networks), Universal Serial Bus port (USB port), a standard port used in PCs to connect a computer with external applications such as modems, VSATs and digital cameras, serial ports that are used as standard interface to many devices, such as ATM’s and lottery machines, and video and voice cards.

            The hub for the network incorporating our Skystar Advantage VSAT products consists of a radio frequency terminal and baseband equipment. The radio frequency terminal incorporates a large dish antenna (typically 4.5 to 11 meters) and radio frequency electronics equipment (up and down frequency converters, low noise amplifiers and high power amplifiers). The baseband equipment is comprised of the hub satellite processor, hub protocol processor and network management system, or “NMS”. The hub satellite processor hardware provides the communication connectivity to the remote terminals and the hub protocol processor provides the interface between the hub satellite processor and the customer host computer running end-user applications. The NMS monitors and controls all the remote terminals and the hub equipment. We design and manufacture the hub satellite processor, hub protocol processor and NMS software and hardware. Third-party vendors typically provide the radio frequency terminal.

            Our Skystar Advantage VSAT product utilizes a patented technology that enables us to use low-cost outdoor unit hardware and allows the VSAT network to handle momentary peak traffic loads without any significant degradation of response time.

            Features.  The Skystar Advantage VSAT now offers a feature enabling Internet connectivity and additional voice channel capability, enabling voice communication between the hub site and a remote location. A VSAT network incorporating our Skystar Advantage VSAT product can offer features including: low-cost terminal equipment; rapid response time; high network availability; small antenna size which allows for easy installation and maintenance; very low transmission error rate; high hardware reliability; a variety of customer interfaces such as local area networks, or “LAN” (e.g., Token-Ring and Ethernet); support for commonly used data communications protocols, including and, if required, simultaneously X.25, SDLC, TCP/IP IP routing, MPEG1, MPEG2 and video; easy integration of additional value-added services such as data, audio and video broadcasting, and modular design that enables easy and staged network expansion.

            In 2003, our development efforts for the Skystar Advantage VSAT continued toward further enhancing the equipment reliability, integrating additional applications to further suit our customers’ needs.

            Skystar 360E VSAT.  The Skystar 360E VSAT offers two-way satellite based communication-enabling broadband and digital video broadcast applications. The Skystar 360E is designed for networking between a central hub and tens of thousands of locations across wide geographical areas. The Skystar 360E is to be used by companies that control their own dedicated hub or that work with shared hub operators. Applications for companies using the Skystar 360E include the following:

•	Enterprises – Two-way interactive Internet Protocol communications, reliable software distribution, Internet and Intranet access, which means communicating between and among VSATs, video conferencing, corporate training and voice over IP enabling an integrated telephony and data solution over the same platform;

•	Retail Businesses – credit, debit and check authorizations, point-of-sale transactions, inventory management and check authorizations, point-of-sale transactions, inventory management and hotel and airlines or other reservations systems;

•	Banking and Financial Services – stock market and financial transactions, ATM’s, financial data broadcasts and a electronic or “floorless” stock exchange; and

•	Government Uses – education networks for schools, lottery transactions, long-distance training and SCADA line monitoring.

Skystar 360E Network Architecture

            Architecture.  The Skystar 360E star network consists of a central hub, many VSAT terminals based in remote locations, and a satellite channel. The hub consists of base band equipment and a radio frequency terminal. Each remote terminal is composed of a small outdoor antenna, an outdoor unit and an indoor unit. The indoor unit is a stand-alone box that connects to the user’s PC via an Ethernet LAN.

            At the hub, the base band equipment controls the satellite transmission and interfaces with the customer’s data equipment. An advanced, user friendly NMS provides centralized monitoring and control, using statistics, alarms, network configuration and report generation. Corporate content is sent from the company’s headquarters to the hub where it is uploaded and distributed to remote locations via satellite. Information can be sent to a single location, a group of locations or all locations. Delivery confirmation and other data, including file uploads, are sent back to headquarters via the satellite return channel.

Key Features

•	Star Topology -The Skystar 360E is designed to support connectivity from a central hub to many remote locations.
•	DVB Outbound -The Skystar 360E outbound carrier complies with DVB standards.
•	Superior Inbound Coding -Intelligent coding algorithms and modulation techniques enable efficient usage of satellite bandwidth.
•	Stand Alone Remote Unit -Client software is already embedded in the box. There is no need for external software for terminal operation.
•	Extensive Internet Protocol Capabilities -The Skystar 360E can function in a variety of
Internet Protocol environments and supports a wide range of Protocols and applications.
•	Centralized Network Management – Network management is carried out from the hub.
Remote terminals can be monitored from a central location.
•	Rapid Deployment -Terminals can be set up easily across multiple locations.
•	Proven Technology -Gilat’s interactive VSAT terminals have already been installed and are operating successfully in thousands of locations worldwide.

VSATs as Telephony Products

            FaraWay VSAT.  Gilat and COMSAT RSI were parties to a joint venture for the development of the FaraWay VSAT, a satellite telephony VSAT, which provides voice and data services via satellite to remote locations and other areas that lack adequate telecommunications infrastructure. FaraWay VSATs provide:

•	a reliable telecommunications network (with fax, telephone and data capabilities) for corporate, governmental and business users in developing countries that have minimal or no telecommunications infrastructure;

•	multi-channel toll-quality telephone or digital trunking service to geographically isolated rural residential areas in developing countries; and

•	cost-effective telephone and data service that can be installed quickly for remote installations (e.g., oil and gas exploration sites, small rural government agencies, public call offices and new factories).

ODU
RFT
Redundant Network Control Equipment
Control Channel Modules
DAMA Control Station
NMS
Network Control Center (NCC)
ODU
IDU
Public Call Office
ODU
IDU
High Rate Modem
LAN
PBX
Corporate Data and Telephony
ODU
IDU
Cellular/ WLL Backbone
ODU
IDU
Air Trafic Control
ODU
IDU
Rural/ Local Switch Backbone
ODU
IDU
Transportable Communications

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

            The remote terminal of the FaraWay includes a dish antenna (typically 1.8 to 3.7 meters in diameter), an outdoor unit and an indoor unit. The indoor unit connects directly to subscribers’ telephone equipment central office or data networks. The FaraWay hub, which may be connected to a public switch telephony network, or PSTN, or data networks, such as Internet access or connection to other servers), includes a large dish antenna (typically 3.7 to 13 meters in diameter), radio frequency electronics, a network resource and call-processing controller, and a Network Management System, or NMS, which includes call accounting files. The network resource controller assigns satellite frequencies to the equipment at both ends of the communication link; the NMS monitors and controls the overall network and also provides data for external network billing; and the traffic terminal provides the hub’s interface to the public switch, voice or data network.

            Features. The FaraWay VSAT offers a cost-effective, flexible solution for connecting multiple telephone and data lines from a public switch or ISP connection to a local switch or directly to subscribers’ premises via satellite and to support voice, fax and high data rate applications. The product features include: Ku-band and C-band and extended Ku-band and C-band frequency operation; flexible interfaces and telephony signaling support; support of up to 330,000 calls per hour; ITU-approved 16 and 8 kilobit per second voice encoding and bit pipe data links up to 5Mbps (via High Rate Module).

            In 2003, we completed the development of a new voice card that supports four voice channels on a single card, reducing the price of each telephony line per VSAT and expanding the capacity of voice channels per VSAT to up to sixteen. We also added many technical features and applications required by our customers.

            DialAw@y IP VSAT.  Our DialAw@y IP VSAT product is intended to provide inexpensive, toll quality telephone service including voice and fax communication bundled simultaneously with high speed Internet access. This product is targeted for small businesses and villages in remote or urban areas lacking an adequate telephone infrastructure. The product has many applications:

•	Public Telecommunications – offering telecommunication services to remote locations such as: public call offices, pay phones, pre-paid services and “always-on” internet access;

•	Private Telephones – offering telephone, fax and Internet access for small offices and home offices, referred to in the industry as small office/home office users, remote businesses, farms and remote tourist sites;

•	Standalone Phones – for emergency or rescue operations, rural roads and remote highways and as back up for ground-based telephony networks.

            The DialAw@y has been designed to offer subscriber or pay telephone and public call offices with up to six lines. Our rural telephony product can operate in a mesh configuration, in which the remote terminals communicate with one another in single satellite hop (meaning that the connection between the terminals passes only once through the satellite), or multi-star configuration, which involves several interconnection points to the public network. At the same time the DialAw@y IP offers “always on” high speed two-way Internet access. We believe that the cost benefits of the product meet the telephony needs of the targeted non-urban telephony users, as well as such users’ current and future needs for Internet access.

Architecture.  As illustrated above, a DialAw@y IP network consists of a central hub, PSTN and ISP gateways, satellite channels and remote terminals. A remote terminal consists of a small outdoor antenna (typically 0.98 to 1.2 meters), an outdoor unit and our indoor unit with one to six telephone lines. The hub consists of a radio frequency terminal and baseband equipment. The radio frequency terminal incorporates a large dish antenna (typically 3.7 to 11 meters) and radio frequency electronics equipment (up and down frequency converters, low noise amplifiers and high power amplifiers). The baseband includes a Hub Satellite Processor handling the satellite communications, a Hub Voice Processor be connected to the PSTN using a digital E1 line, a Hub Internet Processor connected to an internet service provider, and an NMS. The NMS monitors and controls all the remote terminals and the hub equipment. The hub design permits easy incorporation of new features. The hub station is the point of presence for Internet traffic, which means that it is the gateway to the user’s connection to the Internet. Telephony traffic can be also routed to regional gateways, which can utilize satellite or terrestrial infrastructure.

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

            VSATs for Consumers

            SkyBlaster 360 VSAT.  The SkyBlaster 360 provides two-way connectivity, with both directions of connectivity via satellite. The SkyBlaster 360 is designed for consumers and home offices and small business offices that want high bandwidth services and do not have a terrestrial high-speed infrastructure available to them. Our VSAT technology is ideal in outside metropolitan centers because geographic distances do not hinder our ability to provide the high-speed infrastructure that is unavailable otherwise. The SkyBlaster 360 consists of a DVB receiver and a satellite transmitter as a return channel. The VSAT is in the form of a stand-alone external modem. The external modem is substantially easier to install than the personal computer card used in previous models.

            The consumer-friendly external modem (approximately 12 inches x 12 inches x 4 inches wide) sits near a user’s personal computer and provides two-way connectivity for Internet access as well as for content delivery and other multicast and interactive applications.

            The SkyBlaster 360 features adaptable capacity of up to 52.5 megabits per second, or Mbps, downstream and 307.2 kilobits per second, or Kpbs for the return channel. It can be used with either an Ethernet connection or a USB port, and is compatible with Windows 98SE, Windows Me, Windows 2000 and Windows XP.

            The SkyBlaster 360 enables reliable, high-speed, bandwidth-intensive content delivery applications including the following:

•	Consumer Internet access;
•	High-speed Intranet and Extranet. Extranet enables sources outside an enterprise such as suppliers, access to only select portions of a network and Internet connections;
•	High-speed Internet access;
•	Business TV such as conferences, classes and seminars; and
•	Interactive learning that enables companies to conduct a single class to employees located throughout a single continent.

            Architecture.  A SkyBlaster 360 star network consists of a central hub, many VSAT terminals, and a two-way satellite channel. The hub consists of base-band equipment and a radio frequency terminal. Each remote terminal is composed of a small outdoor antenna, an outdoor unit and an indoor unit. The indoor unit is a stand-alone box that connects to the user’s PC.

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

         Key Features

•	Star Topology - Specially designed to support connectivity from a central hub to thousands of remote locations.
•	DVB-S Outbound - The outbound carrier is DVB-S (MPE) compliant and is scalable from 2.5Mbps to 52.5Mbps. It can also be multiplexed into an existing Direct to Home (DTH) carrier.
•	Stand Alone VSAT -The VSAT houses the transmitter and receiver. A USB or 10 base-T Ethernet interface connects the VSAT to the PC.
•	Centralized Network Management – Network management is carried out from the hub. Remote terminals can be monitored from a central location.
•	Extensive IP capabilities -The VSAT can function in a variety of IP environments and supports a wide range of IP protocols and applications.
•	Rapid Deployment -Any site within the satellite footprint can be immediately connected to the network. The unique design allows a single team to install up to three remote sites per day.
•	Proven Technology - Gilat’s VSAT terminals have already been installed and are operating successfully in thousands of locations worldwide.
•	Host Software - Performance enhancing client applications implemented on the PC accelerate traffic at both the TCP and HTTP layers.

            We introduced the SkyBlaster 360 in June 2000.

The SkyEdge Product Family

            We introduced the SkyEdge product family in February 2004. The SkyEdge family offers a cost effective way to deliver all the communications services that enterprises, carriers, service providers and governments require, from interactive data to broadband IP, public and corporate telephony and beyond.

            The SkyEdge’s modular and flexible hardware enables customers to expand the capabilities of their system as the need arises, using plug-in cards architecture that enable a large range of applications. The unified platform supports a variety of topologies, including mesh, star and multi-star, which empower operators and service providers with a true competitive advantage. From carrier-grade native voice to VoIP and video conferencing, the system’s flexible architecture enables superior performance and heightened user satisfaction. SkyEdge’s centralized NMS features hub partitioning for shared hubs, allowing for efficient allocation of resources. Unique NMS utilities facilitate administrators’ tasks while guiding them through common processes and better preparing them for system and VSAT modifications. Since all software is embedded into the VSATs, there is no need for external boxes. All software can be fully managed, easily controlled and updated remotely from the NMS.

            SkyEdge Highlights

•	Unites data and telephony applications over a single VSAT platform
•	Universal service platform
•	Standard DVB-RCS and Gilat’s multi-service technologies on one system
•	Provides customer-oriented service diversity
•	Flexible, modular, scalable
•	Lower maintenance, operation and support costs
•	Saves resources/space segment optimization
•	Advanced, simple-to-operate NMS

            Key Features

            Data Support.  SkyEdge features a wide-ranging solution with extensive IP capabilities for full flexibility and support in a complex IP environment. It also supports all data and IP multicast applications, interactive broadband IP, and legacy protocols.

            Full Telephony Capabilities.  SkyEdge contains all of Gilat’s satellite telephony innovations: toll quality voice, fax and in-band data support; mesh call routing, payphone support; advanced signaling support allowing for supplementary features; numbering schemes that conform with PSTN conventions; highly efficient space segment utilization; and fully-managed, low cost public telephony.

            Embedded VPN. Gilat’s “VPN Inside” processor is an integral part of the VSAT, enabling accelerated VPN and is easily managed from the NMS. Everything is onboard – no external box is necessary.

            Embedded IP & HTTP Acceleration. The network receives a dramatic improvement in IP application performance and Web browsing. Moreover, all software conveniently resides inside the VSAT, not on the client’s PC.

            Enhanced DVB-RCS Support. Standard DVB-RCS and multi-service VSATs can operate on the same network providing unparalleled advantages including flexible and tailored services for supporting diverse markets and applications. In addition to the DVB-RCS standard access scheme, operators receive an arsenal of additional access schemes, embedded software and enhanced IP acceleration features. SkyEdge utilizes highly efficient outbound supporting additional modulation and coding technologies. A scaleable outbound range provides a major advantage for small-scale networks wanting a minimal initial investment and seamlessly growing to accommodate large networks.

            Architecture

Members of SkyEdge Family

          The family consists of the SkyEdge System and five VSAT products currently under development including:

•	SkyEdge™ Pro - Multi-service VSAT, supporting interactive data, mesh telephony, broadband IP and video, with plug-in card architecture, expanding the VSAT capabilities.
•	SkyEdge™ IP – IP Router VSAT, supporting interactive, broadband IP, VoIP and multicasting applications.
•	SkyEdge™ Call – Telephony VSAT, supporting thin-route telephony applications.
•	SkyEdge™ Gateway – Trunking Solutions VSAT, providing mesh trunking solutions supporting digital telephony and IP data on demand trunking applications.
•	SkyEdge™ DVB-RCS - Enhanced Standard VSAT, fully supporting the DVB-RCS standard. Being much more than only a return link standard, this dual mode VSAT provides a unique real end-to-end standard solution for a satellite network operator with an arsenal of additional access schemes, embedded software and enhanced IP acceleration features for full flexibility and support in a complex IP environment.

VSAT Network Services

            In our two primary geographic markets, the United States and Latin America, we provide full network services through our network management centers, or NMC, in addition to product sales. We offer a full spectrum of services, from installation and maintenance services to comprehensive service offerings in which we package the VSAT system with installation, network operations, maintenance and access to satellite transponder capacity. Our services include the following, as further detailed below:

•	network analysis;
•	network implementation;
•	shared hub services;
•	network operations;
•	maintenance;
•	customer technical services;
•	provision of telephony services; and
•	access to satellite capacity.

            In addition, we provide network services in Colombia, Peru, Argentina and support for network services in India.

            Network Analysis. Network analysis involves designing the system in response to specific customer needs, determining critical system parameters, such as data protocols and network response times, assisting in generating component and subsystem specifications for the network’s hardware, hub requirements (private or shared) and satellite capacity.

            Network Implementation. The network implementation process covers hub installation and network rollout, which entails installing and connecting all of the remote VSAT locations to the network. Network rollouts are planned and managed by Gilat’s program management teams. A program manager serves as the customer’s single point of contact and is responsible for delivering the network on time, on budget and to specification.

            Many of the activities for installing a VSAT network take place at the customer’s facilities, such as site survey, site preparation and installation of ground, roof, or wall-supported mounts with lightning protection, connection of the outdoor unit and the indoor unit to the antenna and Inter-Facility Link, or IFL cable, powering up the system, pointing the antenna, initializing the VSAT and confirming proper operation with the hub, connecting the VSAT with the customer’s local equipment (such as LAN or point-of-sale), and providing an orientation to the local customer personnel. A typical installation can be completed in four to six hours.

            Hub installation services vary depending on whether the customer’s network involves a private hub or use of one of our shared hub facilities in McLean, Virginia, Chicago, Illinois, Atlanta, Georgia, Germany, Colombia, Peru or Argentina.

            We currently use in-house personnel for hub installation and third parties to perform most VSAT installations. The program manager, working with our in-house implementation staff, insures that our third-party installation teams arrive at the customer’s site on schedule and are equipped with the necessary equipment to complete the installation. The third-party installers are trained and certified on the Gilat hardware platforms.

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

            Network Operations. Our network operations services coordinate and manage the operations of customers’ networks and monitor the quality of services delivered on a 24-hour basis from one of our two NMCs. Our largest NMC is located in McLean, Virginia, and is staffed by technicians who are trained in network fault isolation, problem resolution and customer service. When customers experience an outage on their network, they call the NMC, where a trained professional, using proprietary monitoring and control technology, will work to restore service. In instances in which service cannot be restored through the troubleshooting process, the NMC technician will dispatch one of our third-party field service technicians to repair or replace the on-site hardware and restore operations to the site.

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

            Our maintenance services are supported by our internal logistics and repair organization, which is responsible for stocking parts in warehouses in the United States, Europe and Latin America.

            Customer Technical Services. Our technical services group includes engineering test and support services during the project implementation phase and on-going telephone and on-site support for complex networking issues. The customer technical services group provides application troubleshooting, network optimization, customer training, and documentation services.

            Protocols and Methodologies. The development of new software protocols has resulted in improved use of available network capacity and decreased delays in transmission of information. Our networks support multiple protocols simultaneously, including SDLC, Bisync, X.25, X.3/X.28/X.29 PAD, Token Ring LLC, Ethernet LLC, X.25 Broadcast, TCP/IP and voice services. The performance of these protocols across satellite bandwidth is optimized by techniques such as TCP/IP “spoofing,” which improves data throughput efficiency. In addition, our VSAT networks have built-in protocol conversion capabilities, including X.25 to Async PAD, SDLC to Token Ring, Bisync to Token Ring, X.25 to Bisync, X.25 to SDLC and TCP/IP over Ethernet to TCP/IP over Token Ring, which allow our VSAT networks to operate with multiple protocols without the purchase of additional equipment.

Marketing, Distribution and Strategic Alliances

Marketing and Distribution

            We use both direct and indirect sales channels to market our products and services. Our marketing activities are organized geographically, with groups, subsidiaries or affiliates covering North America, Europe, Latin America, Asia and Africa. In North America most of our revenues are generated by our direct sales force, although value-added resellers and distributors account for some of our largest networks. In Europe, we rely primarily on Satlynx, our joint venture with SES Global and Alcatel. In Latin America, we generate revenues of equipment sales and service revenues directly and through rStar. In Asia and Africa, we rely primarily on our own sales force, local agents and distributors. In all markets, we occasionally work with system integration companies for large and complex projects.

            Our sales teams are comprised of account managers and sales engineers, who are the primary account interfaces and work to establish account relationships and determine technical and business requirements for the network. These teams also support the other distribution channels with advanced technical capabilities and application experience. Sales cycles in the VSAT network market are lengthy and it is not unusual for a sale to require 18 months from initial lead through signing of the contract. The sales process includes several network design iterations, network demonstrations, and in some cases special software development, integrations with third party equipment for complete solution offerings, which is completed before contract signing. For VSAT networks sold as a complete service offering, the sale cycle is typically shorter and can be as low as 90 days from the initial lead through the signing of the contract. Some of the larger government bids in Latin America include service provision for up to ten years.

            As of December 31, 2003, we had a sales and marketing group of 104 full-time employees. Approximately 20% of the sales and marketing group is based in the United States, and approximately 36% is based in Israel. We currently have marketing and technical support staff in the United States and Israel. In addition, we maintain marketing and support offices in Colombia, Peru, Brazil, Mexico, South Africa, Australia, Thailand, Kazakhstan and India, which provide ongoing marketing and technical support for our products for our strategic partners and their customers. These offices also work with our strategic partners to identify target markets and applications and define products to meet those needs. In addition, we have established representative offices in Beijing, Indonesia, Russia and the Ukraine to support our marketing efforts and support and coordinate local marketing offices in Europe and the Far East.

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

            The following table sets forth Gilat’s revenues by geographic area for the periods indicated below as a percent of Gilat’s total sales:

	Years Ended December 31,
	2001		2002		2003
United States	39.1	%(1)	52.8	%(1)	35.8	%(1)
South and Central Latin America	30.5%		19.4%		33.8%
Asia	13.1	%(1)	11.8%		15.4%
Africa	4.3%		8.3%		8.4%
Europe	12.6%		7.0	%(1)	4.7	%(1)
Other	0.4%		0.7%		1.9%

Total	100.0%		100%		100%

(1)  Includes revenues from related parties of 11.5%, 12.1%, and 6.9% for the years ended December 31, 2001, 2002 and 2003, respectively.

Strategic Alliances and Joint Ventures

            In addition to our direct and indirect sales channels, we have established certain key strategic marketing relationships and joint ventures, including the following:

            Satlynx S.A.  In April 2002, together with SES Global (SES Americom’s affiliate), we announced the formation of a new company that provides two-way satellite broadband communications services to enterprises, consumers and SoHo users throughout Europe. We and SES Global contributed cash and in kind contributions, which included existing facilities, transponders, hubs, terminals, other technology and technical as well as marketing assistance. Gilat transferred six of its European subsidiaries (in Italy, Germany, Czechoslovakia, England, Holland and France). As a result, substantially all of the service-providing business of Gilat in Europe has been transferred to this joint venture. The transaction between Gilat and SES Global was completed on May 24, 2002. In June 2003, and in March 2004, Alcatel Space and Skybridge (Alcatel subsidiaries) invested in Satlynx cash and in-kind contributions. We recognized equity losses in the amount of $1.6 million in 2003, representing the investment in Satlynx, certain receivables and guarantees provided to Satlynx. As of March 15, 2004, Gilat held approximately 40.6% of Satlynx’ issued shares and our shareholdings may be further reduced to 29% pending negotiations currently underway with the shareholders of Satlynx. The future of Satlynx is contingent upon its ability to raise additional financing.

            StarBand.  In March 2000, we established a joint venture named StarBand (formerly known as Gilat-to-Home, Inc.) with MSN, EchoStar and ING, to provide broadband Internet access via satellite to residential, SoHo and small business customers in North America. MSN and EchoStar originally invested $50 million each and ING has invested $25 million in cash in StarBand in exchange for both senior convertible preferred and common shares, of the outstanding capital of StarBand. Following an additional investment by EchoStar, Gilat, through Spacenet, owned approximately 35.0% of StarBand’s outstanding shares.

            On May 31, 2002, StarBand filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. Since that time, we provided to StarBand approximately $14 million of “debtor in possession” financing, the majority of which has been in the form of transponder capacity, and additional financing of approximately $11.2 million. In November 2003, StarBand emerged from bankruptcy and we currently hold 49% of StarBand. Upon StarBand’s emergence from Chapter 11, and in consideration for the 49% shares issued to Gilat at that time, we forgave approximately $84 million of debt provided by us to StarBand and we entered into three agreements with StarBand: (i) the restated master agreement for the supply of equipment and services upon the terms described above; (ii) a note and loan agreement providing for repayment of $14 million of “debtor in possession” financing supplied by us to StarBand during Chapter 11 proceeding, bearing 3.5% interest and with quarterly payments to be made between March 31, 2004 and December 31, 2008; and (iii) a financing agreement for the provision of a further $7.5 million in revolving financing and trade credit, subject to various restrictions and reductions, through the end of 2009. As of December 31, 2003, StarBand utilized $2.3 million of this amount.

            rStar.  In January 2001, following a tender offer, we became the owners of 51% of the outstanding shares of rStar at a cost of approximately $51 million. In May 2001, rStar issued and delivered to Gilat 19,396,552 shares of rStar Common Stock, in full satisfaction of rStar’s outstanding capital lease obligations to Spacenet in the amount of approximately $45 million, which resulted in Gilat increasing its share holdings in rStar to approximately 66%. In August 2002, we completed a transaction in which we acquired additional shares of rStar, increasing our ownership interest in rStar to approximately 85%. As part of this transaction, we sold to rStar the exclusive rights in Latin American countries (excluding Mexico, but including, among others, Brazil, Argentina, Colombia, Peru and, subject to certain restrictions, Chile) (i) to implement, operate and market broadband Internet access services and voice services to residential consumers and SoHo subscribers, (ii) to provide a bundled product with direct-to-home television service using a single satellite dish, and (iii) to provide such new technologies and products related to the foregoing as Gilat may in the future develop or make available to StarBand, which shall be offered to rStar upon commercially reasonable terms. In Mexico, rStar received only non-exclusive rights.

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

            For more information, please see Item 5: “Operating and Financial Review and Prospects – General – Restructuring Charges, Write-Offs and Other Significant Charges.”

            In December 2003, we announced our intention to acquire all of the shares of common stock of rStar that we do not already own for $0.60 per share in cash. Gilat currently owns approximately 85% of rStar’s outstanding shares. Gilat entered into an agreement with certain rStar stockholders to acquire an additional 9.3% of rStar shares for $0.60 per share in cash. Gilat intends to effect a short-form merger to acquire the shares held by all other rStar stockholders in the second quarter of this year for approximately $11 million See Item 5: “Liquidity and Capital Resources”.

Backlog

            The 2003 year-end backlog for equipment sales and revenues from multi-year service contracts for our VSAT products was approximately $243 million, from approximately $250 million at the year-end 2002. Approximately 50% of the backlog is for service contracts in the US, and 35% is from government projects in Latin America. The remaining backlog is primarily for equipment contracts for which we have not shipped the equipment as of December 31, 2003.

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

        We believe that our patents are important to our business. We also believe that the improvement of existing products, reliance upon trade secrets and unpatented proprietary know-how as well as the development of new products are generally as important as patent protection in establishing and maintaining a competitive advantage. We believe that the value of our products is dependent upon our proprietary software and hardware remaining “trade secrets” or subject to copyright protection. Generally, we enter into non-disclosure and invention assignment agreements with our employees, subcontractors and certain customers and other business partners. However, we cannot assure that our proprietary technology will remain a trade secret, or that others will not develop a similar technology or use such technology in products competitive with those offered by us.

        We have received communications asserting that our products or applications thereof infringe third party patent copyright or other intellectual property rights. We also send similar communications to third parties which we believe may be infringing our patents. See “Item 8: Financial Information – Legal Proceedings”.

        While we do not believe we are currently infringing any intellectual property rights of third parties, we cannot assure that other companies will not, in the future, pursue claims against us with respect to the alleged infringement of patents, copyrights or other intellectual property rights owned by third parties. In addition, litigation may be necessary to protect our intellectual property rights and trade secrets, to determine the validity of and scope of the propriety rights of others, or to defend against third-party claims of invalidity. Any litigation could result in substantial costs and diversion of resources and could have a material adverse effect on Gilat’s business, financial condition and operating results.

        We cannot assure that additional infringement, invalidity, right to use or ownership claims by third parties, or claims for indemnification resulting from infringement claims will not be asserted in the future. If any claims or actions are asserted against us, we may seek to obtain a license under a third party’s intellectual property rights. We cannot assure, however, that a license will be available under terms that are acceptable to us, if at all. The failure to obtain a license under a patent or intellectual property right from a third party for technology used by us could cause us to incur substantial liabilities and to suspend the manufacture of the product covered by the patent or intellectual property right. In addition, we may be required to redesign our products to eliminate infringement if a license is not available. Such redesign, if possible, could result in substantial delays in marketing of products and in significant costs. In addition, should we decide to litigate such claims, such litigation could be extremely expensive and time consuming and could materially adversely affect our business, financial condition and operating results, regardless of the outcome of the litigation.

Customers

        The majority of the customers for our products and services are large retail, small and medium enterprises, small consumer-oriented businesses, including retail and consumer distribution, convenience stores, restaurants and hospitality establishments, gas stations, hotels, brokerage, banking and financial services providers, communications companies, lotteries, automotive and governmental institutions. We sell our products, both equipment and in some instances services, directly to these customers or indirectly through resellers. In general, networks for these customers range from approximately 100 to 10,000 sites, although some customers have satellite data networks considerably smaller and others, considerably larger than this range. For example, GTECH, a lottery provider in the United States, has deployed more than 25,000 Skystar Advantage VSATs around the world. In Peru, Gilat has deployed 6,000 Dial@way IP VSATs providing telephony and Internet services. In Brazil, StarOne, the largest satellite ISP from Enterprise to Consumer customer, is using Skystar Advantage, SkyBlaster 360 and Skystar 360E in more than 10,000 sites. In South Africa, Gilat has been contracted to deploy up to 26,000 Skystar 360E Broadband VSATs over the next five years. In China, the two western provinces, Xinjiang and Tibet, have more than 3,000 Dialaw@y IPs for rural telephony. In Australia, Optus has selected Gilat to supply an additional 2,500 Skystar 360E for broadband applications. In Kenya, the DialAw@y IP platform will be used to modernize the Kenyan postal offices throughout the country.

        As of December 2003 StarBand had approximately 35,000 subscribers and is currently the biggest customer of our SkyBlaster 360 VSAT.

        During 1998, we were selected as subcontractor, under a prime contract awarded to MCI WorldCom Corporation, for the provision of VSAT services to the United States Postal Service, or the “USPS”. Although the contract does not require the USPS to purchase specific quantities at specific dates, the USPS program has initially linked 4,000 small associated office locations throughout the United States, with potential growth to 26,000 sites during the ten-year program. Our VSAT services are providing the USPS with a comprehensive upgrade to existing terrestrial dial-up services now in use at post offices across the United States. The network supports a wide range of applications, including point-of-sale and credit card processing, package delivery confirmation, remote monitoring, software and data file downloading and IP multicasting. The network provided the USPS with world-class connectivity to all locations, enabling a state-of-the-art customer service infrastructure. As of December 2003, we installed VSATs at approximately 4,000 small associated office locations. In addition, approximately 7,400 VSATs have been installed as back-up services to the existing MCI WorldCom Frame Relay network at large associated office locations. At present, MCI WorldCom is under reorganization in accordance with Chapter 11 of the U.S. Bankruptcy Code.

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

        We have encountered strong competition from major established carriers such as AT&T, MCI WorldCom, Sprint, British Telecom, France Telecom, Deutsche Telekom and global consortia of PTTs and other major carriers, which provide international telephone, private line and private network services using their national telephone networks and those of other carriers. Such carriers also offer technological solutions for customer networks, including ISDN lines and frame relay networks. Fiber optic cable is increasingly available for wide bandwidth networks in the United States and Western Europe and competitive issues often involve tradeoffs among price, various features and customer needs for specialized services or technologies. We are facing increasing competition from ground-based telecommunications service providers that use frame relay, fiber optic networks and digital network switching to provide competitive network offerings. The increase of cellular coverage and development of General Pocket Radio Service, or GPRS technology is also beginning to prove a competitive technology for low bit rate applications.

        Our VSAT networks generally have an advantage over terrestrial networks where the network must reach many locations over large distances, where the customer has a “last mile” or congestion problem that cannot be solved easily with terrestrial facilities and where there is a need for transmission to remote locations or emerging markets, as discussed more fully above. By comparison, ground-based facilities (e.g., fiber optic cables) often have an advantage for carrying large amounts of bulk traffic between a small number of fixed locations. However, a customer’s particular circumstances, the pricing offered by suppliers and the effectiveness of the marketing efforts of the competing suppliers also play a key role in this competitive environment.

        The major telecom carriers also serve as resellers of our products and services, and are an increasingly important distribution channel in Asia and Latin America.

        Our principal competitor in the supply of VSAT satellite networks is HNS which offers a full line of VSAT products and services and which obtains most of its satellite capacity on the satellite system operated by its affiliates Hughes Galaxy and PanAmSat. In competing with HNS, we emphasize particular technological features of our products and services, our ability to customize networks and perform desired development work, the quality of our customer service and our willingness to be flexible in structuring arrangements for the customer. In addition, we face increased competition for all of our product lines from ViaSat, Inc.

        The satellite market is leaning toward a standard technology. Several technologies have emerged as possible candidates. The only open standard at this point in time is DVB-RCS. There are several manufacturers providing and supporting this standard which has been established primarily in Europe. Other companies offer technologies that can be standardized such as DOCSIS by ViaSat and IPoS by HNS.

        We may experience increased competition in the future from existing or new competitors in the hardware, services and the consumer broadband spheres that may adversely affect our ability to continue to market our products and services successfully. We believe that we have been able to compete successfully with larger telecommunications companies in part by entering into strategic joint development and marketing relationships with major companies such as SES Global, by developing new products such as Skystar 360E and by emphasizing low-cost product and service features and functions that meet the needs of customers in the markets in which we compete. See Item 4: “Information on the Company — Patents and Intellectual Property.”

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

        We also compete with other companies that offer communications networks and services based on other technologies (e.g., ground-based lines and frame relay, radio transmissions, point-to-point microwave) that can be competitive in terms of price and performance with our products. For example, there is a competing technology for a unidirectional VSAT system that uses a lower-cost remote terminal but requires more satellite space segments capacity than our unidirectional VSAT products. See Item 3: “Key Information — Risk Factors; Competition in the network communications industry.”

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

United States Regulation

        All entities that use radio frequencies to provide communications services in the United States are subject to the jurisdiction of the FCC under the Communications Act of 1934, as amended, or the Communications Act. The Communications Act prohibits the operation of satellite earth station facilities and VSAT systems such as those operated by us except under licenses issued by the FCC. Major changes in earth station or VSAT operations require modifications to the FCC licenses, which must also be approved by the FCC. The licenses we hold are granted for ten-year terms. The FCC generally renews satellite earth station and VSAT licenses routinely, but we cannot guarantee that our licenses will be renewed at their expiration dates or that such renewals will be for full terms. In addition, certain aspects of our business may be subject to state and local regulation including, for example, local zoning laws affecting the installation of satellite antennas.

International Regulation

        We must comply with the applicable laws and obtain the approval of the regulatory authority of each country in which we propose to provide network services or operate VSATs. The laws and regulatory requirements regulating access to satellite systems vary from country to country. Some countries have substantially deregulated satellite communications, while other countries maintain strict monopoly regimes. The application procedure can be time-consuming and costly, and the terms of licenses vary for different countries. In addition, in some countries there may be restrictions on our ability to interconnect with the local switched telephone network. In certain countries, there are maximum tariffs and fees set by the regulatory authority maximizing the fees that can be charged for use of telephony services we provide.

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

        Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. However, a peace agreement between Israel and Egypt was signed in 1979 and, a peace agreement between Israel and Jordan was signed in 1994. Since 1993, several agreements between Israel and Palestinian representatives have been signed but since October 2000, there has been substantial deterioration in the relationship between Israel and the Palestinian Authority, which has resulted in increased violence. The future effect of this deterioration and violence on the Israeli economy and our operations is unclear. As of the date hereof, Israel has not entered into any peace agreement with Syria, Lebanon or other Arab countries except those mentioned above, and no prediction can be made as to whether any other agreements will be entered into between Israel and its neighboring countries. The ongoing violence between Israel and the Palestinians and tension between Israel and neighboring Syria and Lebanon may have a material adverse effect on our business, financial conditions or results of operations. Generally, male adult citizens and permanent residents of Israel under the age of 51 are, unless exempt, obligated to perform up to 36 days of military reserve duty annually. Additionally, all such residents are subject to being called to active duty at any time under emergency circumstances. Some of our officers and employees are currently obligated to perform annual reserve duty. While we have operated effectively under these requirements since we began operations, no assessment can be made as to the full impact of such requirements on our workforce or business if conditions should change, and no prediction can be made as to the effect on us of any expansion or reduction of such obligations.

        In addition, in the event and to the extent the recent armed conflict entered into by the United States and other countries in Iraq will impact Israel, our operations may adversely affected.

        Israel’s economy has been subject to numerous destabilizing factors, including a period of rampant inflation in the early to mid-1980s, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. The Israeli government has, for these and other reasons, intervened in various sectors of the economy employing, among other means, fiscal and monetary policies, import duties, foreign currency restrictions and control of wages, prices and foreign currency exchange rates. The Israeli government has periodically changed its policies in all these areas.

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

        Israel and the European Union concluded a Free Trade Agreement in July 1975 that confers certain advantages with respect to Israeli exports to most European countries and obligates Israel to lower its tariffs with respect to imports from these countries over a number of years. In June 2000, Israel was admitted as an Associate Member of the European Union. In 1985, Israel and the United States entered into an agreement to establish a Free Trade Area that has eliminated all tariff and certain non-tariff barriers on most trade between the two countries. On January 1, 1993, Israel and the European Free Trade Association (“EFTA”) entered into an agreement establishing a free-trade zone between Israel and the EFTA nations. In recent years, Israel has established commercial and trade relations with a number of other nations, (including Russia, the People’s Republic of China, India and nations in Eastern Europe and Asia), with which Israel had not previously had such relations.

Organizational Structure

        We own a number of subsidiaries and affiliated companies that provide marketing and sales support, sell our VSAT products or provide related services. The following table sets forth our significant subsidiaries, as of March 15, 2004:

Company	Place of Incorporation	Ownership Interest

Spacenet Inc.	United States	100%
rStar Corporation	Delaware	85%
Gilat to Home Latin America (Holland) N.V	Holland	100%
Gilat Satellite Networks (Holland) B.V	Holland	100%
Satlynx S.A	Luxembourg	41%
StarBand Communications Inc.	Delaware	49%

Property and Equipment

        Our products are primarily designed, assembled, manufactured and tested at our facility in Petah Tikva, Israel. In April 1996, we moved to approximately 62,000 square feet of office, manufacturing and warehousing facilities in Petah Tikva, Israel, which was expanded by an additional 57,000 square feet at the end of 1997. We purchased approximately 93,000 square feet of additional facilities in 1997 for a contract price of approximately $17.4 million, including taxes and related expenses. We have paid the full amount of the purchase price and the construction was completed in 1999. In addition we have (i) purchased 34,120 square feet of additional space in an adjoining building, at a price of approximately $3.2 million; and (ii) acquired an additional 65,000 square feet of adjoining real property for future expansion. In 2000, we exercised our contractual option to acquire approximately 79,000 square feet of additional space, including parking and commercial space, at a price of approximately $16.6 million including taxes and related expenses. The net book value of the facilities in Petah Tikvah is $71.5 million. A recent valuation of the land and facilities valued the property at approximately $48.5 million. In accordance with SFAS 144, the Company tested the recoverability of its facilities as part of a group of assets and determined that no impairment charge should be recorded as of December 31, 2003. Had the Company put the facilities up for sale, it would have been required to record the difference between the carrying amount and the fair value as an impairment, loss in the statement of operations, all in accordance with SFAS 144.

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

        We have network operations centers at McLean, Virginia and Argentina and shared hub facilities in Chicago, Illinois, Argentina, Brazil, Peru and Colombia, from which we perform network services and customer support functions 24 hours a day, 7 days a week, 365 days a year. The network operations centers allow us to perform diagnostic procedures on customer networks and to reconfigure networks to alter data speeds, change frequencies and provide additional bandwidth.

        Our facilities in Florida are located in Sunrise. In West Melbourne we lease approximately 31,000 square feet under a ten-year lease, which began May 1, 1997. Monthly rent is approximately $15,938. This space is currently not occupied by us. In Sunrise we lease approximately 9,000 square feet under a five-year lease agreement that terminates in February 2005. The Sunrise office serves our sale, finance and operations teams in Latin America.

        Our offices in McLean, Virginia originally comprised approximately 137,000 square feet, portions of which we sublease, such that the current monthly rental cost is approximately $200,000. These offices house our personnel and also contain one of our U.S. network operations centers. In June 2000 we purchased the land and building facilities used by Spacenet for a purchase price of approximately $24.3 million. In March 2001 we sold these premises for approximately $31.5 million (net of related costs of approximately $1.5 million) and entered into a 15-year lease for this space, at an initial annual rent of approximately $3.7 million. In addition, we lease additional office space in McLean for Spacenet personnel comprising approximately 60,000 square feet at monthly rental of approximately $182,000. We also maintain space in Chicago, Illinois and Houston, Texas for sales and operations.

        In 2000 and 2002, we purchased and developed facilities on approximately 140,400 square feet of land in Backnang, Germany, for approximately $13 million. In June 2001, we entered into a mortgage and loan agreement with a German bank, secured by our Backnang facilities. The mortgage is for approximately Euro 5.7 million, of which (i) approximately one-fifth bears interest at 5.86% and is repayable over 5 years commencing July 2001 and (ii) approximately four-fifths bears interest at 6.3% and is repayable quarterly over 20 years commencing July 2006. As of May 24, 2002, these facilities are leased to Gilat Europe GmbH, one of the six Gilat subsidiaries sold to Satlynx. In addition, Satlynx has been granted an option to purchase the Backnang facility. See Item 4: “Information on the Company – Strategic Alliances and Joint Venture – SES Global”.

        We also maintain facilities in Santa Clara, California; Austin, Texas; Sunrise, Florida; Atlanta, Georgia; and in South America in Brazil, Argentina, Colombia, Mexico, and Peru, along with representative offices in Beijing, Melbourne, Prague, Pretoria, New Delhi, Kazakhstan, Russia and small facilities in other locations throughout the world.

ITEM 5:	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

        We commenced operations in 1987 and shipped our initial product, a first generation OneWay VSAT, in 1989. Since that time, we have devoted significant resources to developing and enhancing our VSAT technology and establishing strategic alliances primarily with major telecommunications companies and equipment suppliers. We have also broadened our marketing strategy to emphasize sales to customers directly and through new distribution channels. In February 2004, we announced the development of a new product family line, the SkyEdge.

        We generate revenue from sales of our satellite-based networking equipment and applications and from the provision of telephony, data and internet services to our customers worldwide. The charges to customers for satellite networking products and services vary with the number of sites, the length of the contract, the amount of satellite capacity and the types of technologies and protocols employed.

        In the past three years, our company, like many others in the telecommunications industry, has faced a significant slowdown in our business. This trend was triggered both by independent economic factors, including adverse changes in market conditions in our industry and by internal business decisions coupled with uncertainty in the market with respect to our financial stability. In 2002, we began a financial restructuring process to rearrange our debt with bondholders, bank lenders and other creditors. This arrangement which commenced in October 2002 ultimately led to considerable change within our company including the following: (a) the completion of a restructuring arrangement with bondholders, bank lenders and other creditors which was conducted in March 2003; (b) the appointment of a new CEO and President; (c) the election of an almost entirely new board of directors; and (d) the resignation of many senior executives including the founders of the Company. In October 2003, we initiated an additional effort to strengthen our financial condition and in November 2003, we concluded a conversion of debt to equity pursuant to which most of our then-holders of new notes converted their notes into ordinary shares. All of these factors had a significant impact on our financial situation, as detailed herein.

        This discussion and analysis of our financial condition and results of operations is based upon our audited consolidated financial information included in this Form 20-F, and which has been prepared in accordance with accounting principles generally accepted in the United States.

        The currency of the primary economic environment in which most of our operations are conducted is the U.S. dollar and, therefore, we use the U.S. dollar as our functional and reporting currency. Transactions and balances originally denominated in U.S. dollars are presented at their original amounts. Gains and losses arising from non-U.S. dollar transactions and balances are included in the consolidated statements of operations.

Critical Accounting Policies and Estimates

        We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our audited consolidated financial information included in this Form 20-F.

        Use of estimates. The preparation of the financial information requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, mainly related to account receivables, inventories, long-lived assets, restructuring charges, revenues and contingencies. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

        Revenue Recognition. We recognize revenues from product sales in accordance with SAB 104 “Revenue Recognition” when shipment has occurred, persuasive evidence of an arrangement exists, the vendor’s fee is fixed or determinable, no future obligations exist and collection is probable. We generally do not grant rights of return. Determination of the probability of collection is based on management’s judgments regarding the payment of fees for services rendered and products delivered. Should changes in conditions cause management to determine that this criteria is not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

        Revenue from certain arrangements may include multiple elements within a single contract. We consider the sale of equipment and its installation to be two separate accounting units. We defer the fair value of the installation services, but in no event less than the amount contingent upon completion of installation, to the period in which such installation occurs. Our accounting policy complies with the revenue determination requirements set forth in EITF 00-21, relating to the separation of multiple deliverables into individual accounting units with determinable fair values.

        We generally have two ways of recognizing leasing revenue, depending on whether the customer takes ownership of the network equipment or not. In one type of network services sale, the customer leases the hardware, software, satellite capacity and maintenance services, and we record revenue for the hardware and the software in cases where such leases qualify as capital leases in accordance with the provision of SFAS 13 “Accounting for Leases” in an amount equal to the present values of payments due under these contracts only when the network is installed and operational (or, in cases where the customer obtains its own installation services, when the equipment is shipped). Future interest income is deferred and recognized over the related lease term. Our revenue in respect of satellite capacity, maintenance and other recurring network management services is recognized over the period of the related maintenance/service contract or over the period in which the services are provided.

        Arrangements that include installation services are evaluated to determine whether those services are an integral component of the equipment used. When installation services are considered integral, revenues from products and installation services are recognized only upon installation. When services are not considered integral, revenues from products are recognized upon shipment and the service revenues are recognized when the services are performed.

        In the other type of network services sale, we procure and install the equipment and software, obtain the satellite capacity and provide network operations and monitoring for the customer over the contract term. Under this type of network services sale, we retain ownership and operation of the network and receive a monthly service fee (and recognize revenue) over the term of the contract in accordance with the provision for operating leases of SFAS 13. In this instance, we depreciate the cost of the equipment used in our network service offerings over the life of the asset.

        We recognize service revenues ratably over the contractual period or as services are performed. Where arrangements involve multiple elements, revenue is allocated to each element based on the relative fair value of the element when sold separately.

        Significant management judgments and estimates must be made in connection with determination of the revenue to be recognized in any accounting period. If we make different judgments or estimates for any period, material differences in the amount and timing of revenue could result.

        Cost of Revenues. Cost of revenues, for both products and services, includes the cost of system design, equipment, satellite capacity, customer service, interconnection charges and third party maintenance and installation. For equipment contracts, cost of revenues is expensed as revenues are recognized. For network service contracts, cost of revenues is expensed as revenues are recognized over the term of the contract. For maintenance contracts, cost of revenues is expensed as the maintenance cost is incurred or over the term of the contract.

        Accounts Receivable. We are required to estimate our ability to collect our trade receivables. A considerable amount of judgment is required in assessing their ultimate realization. In 2001, 2002, and 2003 we provided allowance for our receivables relating to customers that were specifically identified by our management as having difficulties paying their respective receivables. This provision is in addition to a general allowance which we have provided to cover additional potential exposures. If the financial condition of our customers deteriorates, resulting in their inability to make payments, additional allowances may be required. These estimates are based on historical bad debt experience and other known factors. If the historical data we used to determine these estimates does not properly reflect future realization, additional allowances may be required. See “Restructuring Charges, Write-Offs and Other Significant Charges of the Past Three Years” below.

        Inventory. We are required to state our inventories at the lower of cost or market price. In assessing the ultimate realization of inventories, we are required to make judgments as to future demand requirements and compare that with the current or committed inventory levels. We have recorded significant changes in required reserves in recent periods. See “Restructuring Charges, Write-Offs and Other Significant Charges” of the Past Three Years below.

        Impairment of Goodwill, Intangible Assets, Long-Lived Assets, and Investment in Affiliates. Our business acquisitions resulted in goodwill and other intangible assets. We periodically evaluate our goodwill, intangible assets, long-lived assets and investments in affiliates for potential impairment indicators. Our judgments regarding the existence of impairment indicators are based on legal factors, market conditions and operational performance of our acquired businesses and investments.

        In accordance with Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets” (“SFAS No. 142”), effective January 1, 2002, indefinite life intangible assets and goodwill are not amortized but rather subject to annual impairment testing.

        In accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets,” our long-lived assets are reviewed for impairment annually and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. In measuring the recoverability of assets, we are required to make estimates and judgments in assessing our five year forecast and cash flows, which is the estimated useful life of our current primary asset, and compare that with the carrying amount of the assets. Additional significant estimates used by management in the methodologies used to assess the recoverability of our long-lived assets include estimates of future cash-flows, future short-term and long-tem growth rates, market acceptance of products and services, our success in wining bids and other judgmental assumptions, which are also affected by factors detailed in our Risk Factors section in this Annual Report. If these estimates or the related assumptions change in the future, we may be required to record impairment charges for our long-lived assets.

        In accordance with Accounting Principle Board Opinion (“APB”) No. 18 “The Equity Method of Accounting for Investments in Common Stock” (“APB 18”), investments in other companies are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable. See “Restructuring Charges, Write-Offs and Other Significant Charges of the Past Three Years” below.

        Future events could cause us to conclude that impairment indicators exist and that additional intangible assets associated with our acquired businesses and our long-lived assets are impaired. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

        Restructuring and Other Non-Recurring Charges. During fiscal years 2003 and 2001, we recorded significant charges in connection with our restructuring plans. These restructuring charges include estimates pertaining to contractual obligations, primarily facilities-related operating leases, resulting from our actions. We have estimated facility exit costs for certain under-utilized facilities and have made assumptions regarding a sublessee’s future rental rate, as well as the amount of time required to identify a sublessee. The actual costs may differ from these estimates. Our restructuring charge would have been higher had we assumed a lower future rental rate or a longer period of time required to identify a sublessee.

        Accounting for income taxes.    Significant management judgment is required in determining our provision for income taxes and our future taxable income for purposes of assessing our ability to realize any future benefits from our deferred tax assets. In the event actual results differ from these estimates or we adjust these estimates in future periods, our operating results and financial position could be materially affected. We record a valuation allowance to reduce our deferred tax assets by the amount of tax benefits we estimate are not expected to be realized. Tax benefits will not be realized if we do not generate sufficient taxable income in the future to apply the deferred tax balance. In the event we were to determine we would be able to realize our deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax asset would increase income in the period such a determination was made.

        Legal Contingencies. We are currently involved in certain legal proceedings and are required to assess the likelihood of any adverse judgments or outcomes of these proceedings as well as potential ranges of probable losses. A determination of the amount of accruals required, if any, for these contingencies is made after careful analysis, in accordance with the specific circumstances and the guidelines of SFAS No. 5. It is possible, however, that future results of operations for any particular quarter or annual period could be materially affected by changes in our assumptions, the actual outcome of such proceedings or as a result of the effectiveness of our strategies related to these proceedings.

Restructuring Charges, Write-Offs and Other Significant Charges

        As noted in our introductory paragraph, our company has been through significant changes in the past three years. The following disclosure provides in-depth background for each financial year which will enable a better analysis of our financial condition and results of operations.

        2001. During the year ended December 31, 2001, we did not meet our projected sales, primarily because of the negative impact of the recession on the communications industry. As such, we experienced a slowdown in orders and sales in virtually all of our markets – vertical, consumer and enterprise. As a result, Gilat management adjusted its forecast of revenues for the year 2001 and discontinued the sale of certain products to reduce our costs and to improve profitability. Furthermore, certain circumstances such as the global decrease in investments in telecommunications companies and depressed market conditions indicated that the carrying amount of our investments in companies would not be recoverable. In the third quarter of 2001, it became clear that some of our customers had been significantly adversely affected by the recession, evidenced in an abrupt drop in consumer spending, intensifying business lay-offs and an acceleration of the downsizing of businesses. In response to the market factors described above, in March and September 2001, management adopted a restructuring plan with a strategy to reduce costs and improve profitability. As a result, we recorded the following charges in 2001:

•	In March and September, we recorded restructuring charges of approximately $10 million and $20.3 million, respectively. The restructuring costs consisted of employee termination benefits associated with involuntary termination of approximately 650 employees including potential claims, compensation to certain suppliers and customers, costs associated with termination of lease commitments in respect of premises occupied by Gilat and other costs.

•	In September we also wrote-off (i) excess inventories in the amount of approximately $14 million; (ii) products from inventory that were discontinued in the amount of approximately $37 million; and marked down inventory expected to be sold at a price lower than the carrying value, in an amount of approximately $9 million.

•	We wrote-off our capital lease receivables relating to vertical market customers that were specifically identified by our management as having difficulties paying their respective receivables. In addition, we increased our bad debt provision for receivables that may not be recoverable. As a result, our management wrote-off capital lease receivables and increased our bad debt provision in an amount of approximately $134.6 million, including $75 million related to StarBand.

•	We recorded an impairment of goodwill relating to rStar in an amount of $50.6 million as a result of the following factors: (i) the continued deterioration in market conditions; (ii) the permanent decrease in the expected income from rStar’s target markets (primarily Latin America); and (iii) the significant decrease of rStar’s share price which continued for two fiscal quarters since our $45 million investment in May 2001, which indicated other than temporary impairment. In addition, in 2001, we recorded an impairment of intangible assets in an amount of $28.2 million. At this time, we also recorded impairment of property, equipment and current assets in an amount of $14.8 million.

•	We also identified the following factors pertaining to companies in which we had invested: (i) some of their negotiations for additional funding were not successful or, subsequent investments were at valuations lower than the level at which we had invested; (ii) a planned merger for one of the companies did not occur; (iii) weakness in the capital markets continued and intensified after the September 11, 2001 terrorist events; (iv) decreased levels of cash curtailed future financing prospects which were needed in order to finance their respective businesses; and (v) a growing weakness in the target markets of these companies was confirmed. The indicators specified above led us to conclude that these depressed market conditions were not temporary and needed to be considered in our financial statements. As a result, we decided to record a write-off of the investment in KSAT in an amount of approximately $8.4 million and of other investments in an amount of $19.6 million in the year ended December 31, 2001.

        2002. In the year ended December 31, 2002, the recession in the communications industry and the slowdown in orders continued. Furthermore, once again certain circumstances such as the global decrease in the financial stability of telecommunication companies and depressed market conditions indicated that the carrying amount of our investments would not be recoverable. In October 2002, we commenced the arrangement to restructure our debt with holders of our convertible bonds, bank lenders and other creditors, which was successfully completed in March 2003. Prior to and while the arrangement was under negotiation, customers expressed doubts regarding our ability to restructure our debt and our ability to sell products and retain customers declined. As a result of the above, in 2002 we recorded the following charges:

•	We wrote-off (i) excess inventories in order to adjust the inventory level to the new revenue expectations, in the amount of approximately $7.0 million; (ii) discontinued products in our inventory in the amount of approximately $8.8 million; and we marked down inventory that is expected to be sold at a price lower than the carrying value in an amount of approximately $4.3 million.

•	We increased our bad debt provision and wrote-off an amount of approximately $34.7 million.

•	We recorded an impairment of all of the goodwill relating to our subsidiaries in an amount of $69.7 million. The impairment was prompted by the continued deterioration in market conditions and the decrease in the projected income of our subsidiaries. The impairment of goodwill recognized at adoption of SFAS No. 142 in the amount of $56.7 million is presented under “cumulative effect of a change in an accounting principle” and the impairment of goodwill recognized after adoption in the amount of $13.0 million is presented in our operating expenses.

        Based on our management’s periodic review of the carrying value of our long-lived assets, in 2002 we recorded the following impairments:

•	(i) Intangible assets in the amount of $7.0 million and other intangible assets relating to technology that we no longer use in an amount of $1.3 million. The impairment consists of technology purchased by us in 2000 which is no longer in use and intangible assets from the purchase of Spacenet.

•	(ii) We identified the following factors pertaining to property, plant and equipment: (a) decreased levels of cash which curtailed future financing prospects needed in order to finance our business; and (b) a growing weakness in our target markets. We recorded impairment of our property, plant and equipment in an amount of $42.4 million for adjustments of the carrying value of assets which are not used to generate our revenues to their fair value, and for adjustments of the carrying value of productive assets to their fair value according to the guidance of SFAS No. 144.

•	(iii) In light of our review of GVT’s auditors’ report in connection with the financial statements of GVT as of September 30 and December 31, 2002 which noted that GVT may not be able to retain its existence as a going concern if they are unable to raise additional funding or otherwise generate sufficient revenues and other factors, and the fact that GVT did not repay the investment at maturity in December 2002, we concluded that these conditions were not temporary and needed to be considered in our financial statements. As a result, we recorded an impairment of our investment in GVT in an amount of approximately $39.4 million; and

•	(iv) We recorded an impairment of our investment in Communicacion y Telefonia Rural S.A or, CTR, a company in Chile in which we had invested, in an amount of approximately $11.2 million. The impairment was due to a decrease in revenues of CTR, a devaluation of the Chilean currency and other adverse economic conditions, the inability of CTR to generate cash flow and a decrease in our shareholding in such entity. We also recorded an impairment of other investments in the amount of $0.8 million.

        2003. In 2003, our financial weakness in the early part of the year continued to impact our orders globally and in particular in the United States. In addition, we did not lower our product and service prices in order to win certain projects and bids while at that same time, our competition lowered the prices of their competing technologies. At the end of the first quarter of 2003, we concluded the arrangement to restructure our debt with creditors, bank lenders and note holders in March 2003. At that time, our management went through significant change, with the resignation of our CEO and President (founders of our company) and the resignation of the CEO of Spacenet. On April 15, 2003, our shareholders elected an almost entirely new board of directors. Mr. Oren Most, our new Chief Executive Officer and President, also began his position in April 2003. Also during 2003, our COO, CFO, and other members of senior management resigned. In June 2003, new management imposed an additional set of lay-offs and budget cuts and embarked on an effort to streamline our operations in order to increase efficiency and reduce costs. This effort included a variety of measures including organizational and structural changes and office consolidation as well as involuntary termination of 88 employees worldwide. The reductions have resulted in a decrease in annual expenses of approximately $16 million. In November 2003, we concluded an exchange offer pursuant to which the majority of the holders of our new notes converted their notes into equity. As a result of all of the above factors, we recorded the following charges:

•	We wrote-off (i) excess inventories in the amount of approximately $1.5 million in order to adjust the inventory level to new revenue expectations; (ii) discontinued products in the amount of approximately $4.0 million; and we marked down inventory of approximately $0.9 million that is expected to be sold at a price lower than its carrying value.

•	An additional impairment of goodwill in the amount of approximately $5.0 million relating to the closing of the rStar acquisition on August 2, 2002.

•	Restructuring charges of approximately $3.9 million. The restructuring costs consisted of employee termination benefits associated with involuntary termination and costs associated with termination of lease commitments with respect to premises occupied by Gilat.

        Based on our periodic review of the carrying value of our long-lived assets we recorded the following impairments:

•	(i) We identified the following factors pertaining to long-lived assets: (a) a continued low level of cash has adversely affected future financing prospects which are needed to finance our business; and (b) a growing weakness in our target markets. We recorded an impairment of our property, plant and equipment in an amount of approximately $18.1 million and intangible assets of approximately $5.6 million for adjustments of the carrying value of assets not used to generate revenues to their fair value, and for adjustments of the carrying value of productive assets to their fair value according to the specifications of FASB 144.

•	(ii) In light of management’s decision to dispose of our subsidiary in Argentina we recorded an impairment of approximately $3.2 million, which is recorded as an impairment of tangible and intagible assets.

        Details Regarding the Restructuring of Our Debt in 2003. In March 2003, an Israeli court approved an arrangement with our creditors that provided for the restructuring of our debts, which included the following changes to our current commitments and the creation of new commitments:

•	Convertible Notes. We exchanged our 4.25% Convertible Subordinated Notes due 2005, or the old notes which had a principal amount of $350 million for (i) 10,104,195 ordinary shares; and (ii) $83.254 million in principal amount of new notes.

•	Bank Hapoalim. Of the $102 million we owed Bank Hapoalim (i) $25.5 million was converted into 924,430 Shares; (ii) $5.1 million was converted into new notes of the same principal amount; and (iii) the remaining debt of $71.4 million remains as a loan with revised terms. The revised terms of the loan include equal semiannual installments of principal of $4.5 million beginning on July 2, 2005, with a fixed installment of $8.9 million on July 2, 2012. The loan bears interest at the six-month LIBOR rate plus 2.5% and is payable semiannually together with the installments of principal.

•	Bank Leumi Le-Israel B.M. We revised the terms of our loan from Bank Leumi Le-Israel B.M. in the principal amount of $30 million. The revised terms of the restructured loan include principal payments in the amount of $1 million annually during each of 2003 and 2004 and principal payments of $4 million annually during each of the years 2005 through 2011. The loan bears interest at the six-month LIBOR rate plus 2.5%. In addition, Bank Leumi agreed to maintain a line of credit we utilized for performance guarantees in the existing aggregate amount of $15 million for at least one year, subject to the limitation that continued availability of the line of credit may be affected by the overall collateral made available by us in support of credit used by us in the future for the issuance of guarantees.

That amount does not include additional guarantees that have been or may be granted by Bank Leumi and are or will be secured by specific charges on our deposits at Bank Leumi.

•	Israel Discount Bank Ltd. In March 2003, Israel Discount Bank Ltd. agreed to provide its performance guarantees for our benefit in the amount of up to $13.3 million for at least one year. To date, the guarantees provided by the bank amount to approximately $11 million, all of which will terminate during 2004 and 2005. Such amount does not include additional guarantees that have been or may be granted by Discount Bank and are or will be secured by specific charges on our deposits at Discount Bank.

•	SES Americom. SES Americom agreed to terminate its transponder agreements with Spacenet, which related to StarBand. In addition, SES Americom agreed to defer payments by Spacenet in connection with other agreements. As part of the arrangement, we issued to SES Americom 713,052 of our shares.

        As part of the arrangement approved by the Israeli court, we granted to the banks referred to above, in addition to existing security interests in their favor, a first priority security interest consisting of a floating charge on all of our assets and we pledged for their benefit all of the shares that we own in Spacenet. We granted a second priority security interest in the same collateral to the holders of the new notes.

        In March 2003, we finalized the financial restructuring arrangement described above. As a result, we reduced our principal debt by approximately $309 million, which included $12.0 million of accrued interest. The arrangement significantly increased our shareholders’ equity, reduced our debt and reduced our financing costs. We recorded an increase in our shareholder capital in the amount of $55.2 million (net of expenses in the amount of $2.8 million) and a gain of approximately $185.6 million (net of related expenses in the amount of approximately $11.9 million) and $5.7 million in tax expenses. The related expenses included settlement payments to outgoing management in the amount of $2.4 million and debenture issuing expenses in the amount of $4.1 million.

        In October 2003, we improved our financial condition by consummating an exchange offer to our holders of new notes and exchanging the majority of the notes for ordinary shares at a rate of 125 of our ordinary shares for each $1,000 principal amount of our new notes. In November 2003, we closed the exchange offer with the participation of a majority of our note holders, reducing our debt by approximately $76.0 million, which included $2.3 million of accrued interest. We recorded an increase in our shareholders’ equity in the amount of $45 million and an additional gain relating to this completed debt restructuring of approximately $58.6 million.

        We accounted for the first debt restructuring included in the arrangement on the basis of combination of types of restructuring and on the basis of modification of terms in lieu of troubled debt restructuring, and for the debt to equity conversion on the basis of equity interest in full settlement in accordance with SFAS 15. As a result of the arrangements, we recorded the shares issued at their fair value in our shareholders’ equity at the date of the closing. In addition, we recorded the estimated future interest payments to be made in connection with the repayments of the new notes and the loans in our consolidated balance sheet, and recorded a capital gain from restructuring of debt in our consolidated statements of operations.

Results of Operations

        The following table sets forth, for the periods indicated, the percentage of revenues represented by certain line items from our audited consolidated statements of operations.

Percentage of Revenues

	Year ended December 31,
	2001		2002		2003

Revenues:
Products	72.4%		62.3%		63.5%
Services	27.6		37.7		36.5

	100.0		100.0		100.0

Cost of revenues:
Products	50.4		51.5		50.7
Services	24.5		29.5		28.8
Write-off of inventories	15.5		9.6		3.4

	90.4		90.6		82.9

Gross profit	9.6		9.4		17.1

Research and development expenses, net	9.2		12.0		8.9
Selling, marketing, general and administrative expenses	31.5		41.3		37.7
Provision and write-off for doubtful accounts and capital lease
receivables	34.9		16.6		0.7
Impairment of tangible and intangible assets	11.1		24.3		14.1
Impairment of Goodwill	13.1		6.3		2.6
Restructuring charges	7.8				2.1

Operating loss	(98.0)		(91.1)		(49.0)
Financial expenses, net	(5.5)		(10.2)		(1.7)
Gain from restructuring of debt	-		-		128.4
Other income	-		-		0.5
Write-off of investments in affiliated and other companies	(7.3)		(24.6)		1.7

Income (loss) before taxes on income	(110.8)		(125.9)		79.9
Taxes on income	0.3		0.4		5.1

Income (loss) after taxes on income	(111.1)		(126.3)		74.8
Equity in profits (losses) of affiliated companies	(0.1)		(14.1)		0.3
Minority interest in losses of subsidiaries	1.6		1.7		0.5

Net income (loss) from continuing operations, before cumulative
effect of a change in an accounting principle	(109.6)		(138.7)		75.6
Net loss from cumulative effect of a change in an accounting
principle	-		(27.2)		-
Loss from discontinued operations	(1.6)		(0.9)		-

Net income (loss)	(111	.2)%	(166	.8)%	75.6%

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

        Revenues. Our product revenues decreased by 7.1% to approximately $120.8 million in 2003 from approximately $130.0 million in 2002. Our service revenues decreased by 11.9% to approximately $69.4 million in 2003 from approximately $78.7 million in 2002. The decline in revenues is attributed to the following factors: (i) a sharp decrease in revenues from our United States subsidiary, Spacenet, prompted by the decrease in revenues from a major customer and increased competition; (ii) our ability to sell products and retain customers declined while our restructuring arrangement was under negotiation and as a result of the replacement of our senior management; (iii) although we were awarded two large contracts in Colombia and a third in Brazil in the fourth quarter of 2002, the vast portion of these revenues were not recognized in 2003 since for most of 2003, we were still in the implementation stage of the projects; (iv) our sale of six European entities in the second quarter of 2002 to our joint venture, Satlynx S.A., resulted in a decline in service-related revenues in 2003; and (v) we did not lower our product and service prices in order to win certain projects and bids. At that same time, our competition lowered prices of competing technologies. In addition, we have also experienced a slowdown in orders and in sales in all of our markets and continue to be adversely affected, like all others in our industry, by economic conditions in the United States which are globally affecting the telecommunications industry. The decrease in revenues as described above was offset by an increase in revenues in Latin America, mainly from sales to a customer in Brazil.

        Gross Profit. Gross profit increased by 66.3% to approximately $32.6 million in 2003 from approximately $19.6 million in 2002. The gross profit margin increased to 17.1% in 2003 from 9.4% in 2002. The increase in our gross profit margin was mainly due to the decrease in our depreciation expenses resulting from the impairment of long-lived assets that was made at the end of the year 2002 and in June 2003 in accordance with SFAS No. 144 (in the amount of approximately $24.7 million in 2002) to approximately $14.3 million in 2003, and a decrease in excess inventory and discontinued products that were written off in 2003 in an amount of approximately $6.4 million compared with $20.1 million during 2002. The increase was offset by a decrease in revenues, a limited ability to decrease fixed costs and a downward pressure on prices in the industry.

        Research and Development expenses. Net research and development expenses decreased by 32.3% to approximately $17.0 million in 2003 from approximately $25.1 million in 2002, and decreased as a percentage of revenues to 8.9% in 2003 from 12.0% in 2002. The dollar decrease in such expenses in 2003 was primarily due to (i) the implementation of restructuring plans within our company which led to a decrease in research and development personnel and overhead from $18.0 million in 2002 to approximately $14.4 million in 2003, (ii) a decrease in our depreciation expenses due to the impairment of long-lived assets that was made at the end of the year 2002 and in June 2003 in accordance with SFAS No. 144 from approximately $6.3 million in 2002 to approximately $3.5 million in 2003 and (iii) an increase in research and development grants attributable to payments made by SES Global, a related party, in connection with the development agreement signed with them. See “Contractual Obligations – Other Commitments”.

        Selling, Marketing, General and Administrative Expenses. Selling, marketing, general and administrative expenses decreased by 16.8% in 2003 to approximately $71.7 million from approximately $86.2 million in 2002 and decreased as a percentage of revenues to 37.7% in 2003 from 41.3% in 2002. The decrease in such expenses was attributed mainly to (i) the decrease in our depreciation expenses due to the impairment of long-lived assets that was made at the end of the year 2002 in accordance with SFAS No. 144 from approximately $15.7 million in 2002 to $6.1 million in 2003; (ii) implementation of restructuring plans within our company which led to a decrease in our payroll expenses offset by compensation expenses and a bonus provision to employees and a consultant; and (iii) the sale of six European entities to our joint venture, Satlynx S.A., resulting in a significant reduction of expenses in the amount of approximately $5.2 million.

        Provision and Write-off of Doubtful Debts and Capital Lease Receivables. Provision and write-off of doubtful debts and capital lease receivables decreased to $1.4 million in 2003 from approximately $34.7 million in 2002. See “Restructuring Charges, Write-offs and Other Significant Changes”.

        Impairment of Goodwill, Tangible and Intangible Assets. As discussed above, in 2003, our sales continued to decrease as a result of both the continued economic slowdown and due to our focus on the restructuring of our debt. As a result, and in accordance with SFAS 144 and SFAS 142, we recorded an impairment of tangible and intangible assets of approximately $31.9 million in 2003 and approximately $63.7 million in 2002.

        Restructuring Charges. In 2003, we recorded restructuring charges of approximately $3.9 million. The restructuring cost consists of employee termination benefits associated with involuntary terminations of employees and other costs associated with termination of lease commitments in respect of premises occupied by us and our affiliates.

        Operating Loss. In 2003, we had an operating loss of approximately $90.1 million compared to an operating loss of approximately $190.1 million in 2002. The decrease in 2003 is due to a reduction in write-offs relating to doubtful debts, capital lease receivables, inventory, impairment of goodwill, tangible and intangible assets as well as a decrease in expenses as a result of the restructurings and is offset by the decrease in revenues.

        Financial Expenses, Net. Our net financial expenses, decreased by 84.5% in 2003 to approximately $3.3 million from approximately $21.3 million in 2002. The decrease was attributed mainly to the (i) successful completion of the restructuring of our debt in March and November 2003, which led to a sharp decrease in the interest expenses associated with our debt and (ii) the fact that the future interest payments relating to the restructured debt was recorded in accrued interest relating to restructured debt and decreased the gain from restructuring of debt. As a result, after the restructuring, no such interest expenses are recorded as an expense.

        Write-off of Investments in Companies. During 2003, we entered into a Second Amendment to the G.V.T. Note. The original note granted by us was for $40 million, $39.4 million of which was impaired in 2002. According to the amendment to the note, G.V.T Holdings was granted an option, which was exercised by G.V.T. in December 2003, pursuant to which we received $4.3 million in cash and 2% of the outstanding shares in G.V.T Holdings. As a result, we recorded income of approximately $3.3 million.

        Gain from Restructuring of Debt. In March and November 2003, we completed the restructuring of our debt and converted debt to equity, which resulted in a capital gain of approximately $244.2 million. See “Details Regarding Restructuring of Our Debt in 2003.”

        Other Income. Other income was approximately $1.0 million in 2003, compared to none in 2002.

        Taxes on Income. Taxes on income were approximately $9.7 million in 2003 compared to approximately $0.9 million in 2002. Taxes on income in 2003 include a decrease in our deferred income taxes in the amount of $4.8 million (including $4.6 million relating to the restructuring of debts), provision for income taxes relating to previous years of approximately $1.9 million, $1.1 million tax expenses relating to the restructuring of debt and current taxes of approximately $1.9 million. Taxes on income in 2002 included provision for income taxes relating to current taxes in the amount of $0.9 million.

        Equity in Profits (Losses) of Affiliated Companies. Equity in profits of affiliated companies was approximately $0.5 million in 2003, compared to equity in losses of approximately $29.3 million in 2002. The sharp change is attributed mainly to the equity losses in StarBand resulting from the estimated cost of a settlement with SES Americom relating to transponders used by StarBand and losses associated with the “debtor in possession” financing and other financing provided to StarBand which existed only in 2002. In 2003, we recorded equity losses in the amount of $1.8 million mainly relating to our investment in Satlynx offset by a reduction in the fair market value of the shares issued to SES Americom under the first debt restructuring in March 2003 in the amount of $2.3 million.

        Minority Interest in Losses of a Subsidiary. Minority interest in losses of a subsidiary was approximately $0.9 million in 2003, compared to approximately $3.5 million in 2002. The decrease was due to the decrease in the losses of rStar.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

        Revenues. Our product revenues decreased by 53.4% to approximately $130.0 million in 2002 from approximately $279.2 million in 2001. Our service revenues decreased by 26.2% to approximately $78.7 million in 2002 from approximately $106.7 million in 2001. The decline in revenues can be attributed to the decline in our financial condition which led to the restructuring of our debt which was underway in 2002. Prior to and while the arrangement was under negotiation, our ability to sell products and retain customers declined. An additional reason for the decline was a dramatic decrease in sales to StarBand, which was offset by an increase in sales to a primary customer of Spacenet. In addition, we did not win any bids in Latin America until September 30, 2002, and despite our being awarded two large contracts in Colombia and a third in Brazil in the fourth quarter of 2002, no revenues were recognized in 2002 on the bids we won in Latin America after September 30, 2002. Lastly, our sale of six European entities to our joint venture, Satlynx S.A., resulted in a decline in service-related revenues in 2002.

        Gross Profit. Gross profit decreased by 47.3% to approximately $19.6 million in 2002 from approximately $37.2 million in 2001. The gross profit margin decreased to 9.4% in 2002 from 9.6 % in 2001. The decrease in our gross profit margin was due to the decrease in revenues, a limited ability to decrease fixed costs and a downward pressure on prices in the industry. The decrease was offset by lower write-offs of excess inventory and discontinued products that were recorded in 2002 in an amount of approximately $20.1 million compared with $59.8 million during 2001.

        Research and Development expenses. Gross research and development expenses decreased by 34.8% to approximately $29.0 million in 2002, from approximately $44.5 million in 2001, and as a percentage of revenues, increased to 13.9% in 2002 from 11.5% in 2001, mainly due to our decreased revenues. Research and development grants and funding, as a percentage of gross research and development expenses, decreased to 13.6% in 2002 compared to 19.9% in 2001. This decrease is primarily attributable to payments required to be made by StarBand in 2001, which did not exist in 2002. Net research and development costs, decreased to approximately $25.1 million in 2002 from approximately $35.6 million in 2001, and increased as a percentage of sales to 12.0% from 9.2%, respectively, mainly due to the decrease in revenues. The dollar decrease in such expenses in 2002 was primarily due to implementation of restructuring plans, which led to a decrease in research and development personnel and rStar management’s decision to stop further development of the rStar browser technology.

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

        Provision and Write-off of Doubtful Debts and Capital Lease Receivables. Provision and write-off of doubtful debts and capital lease receivables decreased to $34.7 million in 2002 from approximately $134.6 million in 2001. This decrease was attributable mainly to our reserves for capital lease receivables and for StarBand receivables, which existed only in 2001. For more information please see “Restructuring Charges, Write-Offs and Other Significant Charges” above.

        Impairment of Goodwill, Tangible and Intangible Assets. In 2001 and 2002, we did not meet our projected sales and came to realize the adverse effects that the economic recession was having on the communications industry. For more details, please see “Restructuring Charges, Write-Offs and Other Significant Charges” above.

        Restructuring charges. In 2001, we recorded restructuring charges of approximately $30.3 million. The restructuring cost consisted of employee termination benefits associated with involuntary terminations of employees, compensation to certain suppliers and customers, and other costs associated with termination of lease commitments in respect of premises occupied by Gilat. The terminations resulted from our decision to further reduce costs and improve profitability.

        Operating Loss. In 2002, we had an operating loss of approximately $190.1 million compared to an operating loss of approximately $378.4 million in 2001. The decrease in 2002 is due to a reduction in write-offs relating to doubtful debts, capital lease receivables and inventory as well as a decrease in impairment of intangible and tangible assets and restructuring charges.

        Financial Expenses, Net. Financial expenses, net amounted to approximately $21.3 million in 2002 and in 2001. Financial expenses are comprised mainly of interest expenses on our convertible subordinated notes and long-term loans.

        Write-off of Investments in Affiliated and Other Companies. Our management periodically reviews the carrying value of its investments as required by APB 18. As a result of assessing the recoverability of the carrying amount of investments in companies in 2002, an amount of $51.4 million was impaired from our investments and other non-operating charges ($39.4 million of which was impaired from the long-term note to G.V.T. in accordance with FAS 114). We wrote-off $28.0 million of investments in affiliated and other companies in 2001. For more information please see “Restructuring Charges, Write-offs, and Other Significant Charges” above.

        Taxes on Income. Taxes on income were approximately $0.9 million in 2002 compared to approximately $1.0 million in 2001.

        Equity in Losses of Affiliated Companies. Equity in losses of affiliated companies was approximately $29.2 million in 2002, compared to approximately $0.3 million in 2001. The increase is attributed mainly to the equity losses in StarBand resulting from the estimated cost of the settlement with SES Americom relating to transponders used by StarBand and losses associated with the “debtor in possession” financing and other financing provided to StarBand, and equity losses related to Satlynx S.A.

        Minority Interest in Losses of a Subsidiary. Minority interest in losses of a subsidiary was approximately $3.5 million in 2002, compared to approximately $5.9 million in 2001. The decrease was mainly due to the decrease of the minority shareholding in rStar.

        Net Loss from Continuing Operations, Before Cumulative Effect of a Change in an Accounting Principle. As of December 31, 2002, all of the goodwill set forth in our financial statements that existed in the beginning of 2002 in the amount of approximately $56.7 million was impaired following the adoption of SFAS No. 142 “Goodwill and Other Intangible Assets”. For more information, please see “Restructuring Charges, Write-offs, and Other Significant Charges” above.

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

        Annual and quarterly fluctuations in our results of operations may be caused by the timing and composition of orders by our customers and the timing of our ability to recognize revenues. Our future results also may be affected by a number of factors, including our ability to continue to develop, introduce and deliver enhanced products on a timely basis and expand into new product offerings at competitive prices, to anticipate effectively customer demands and to manage future inventory levels in line with anticipated demand. These results may also be affected by currency exchange rate fluctuations and economic conditions in the geographical areas in which we operate. In addition, our revenues may vary significantly from quarter to quarter as a result of, among other factors, the timing of new product announcements and releases by our competitors and us. We cannot be sure that revenues, gross profit and net income (or loss) in any particular quarter will not be lower (or higher with respect to net loss) than those of the preceding quarters, including comparable quarters. Our expense levels are based, in part, on expectations as to future revenues. If revenues are below expectations, operating results are likely to be adversely affected. In addition, a substantial portion of our expenses is fixed (i.e. space segment, lease payments, personnel) and adjusting the expenses in cases where revenues drop unexpectedly often takes considerable time. As a result, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Due to all of the foregoing factors, it is likely that in some future quarters our revenues or operating results will be below the expectations of public market analysts or investors. In such event, the market price of our shares would likely be materially adversely affected.

        Our business historically has not been affected by seasonal variations.

Liquidity and Capital Resources

        Since inception, our financing requirements have been met through cash generated by funds generated by private equity investments, public offerings, issuances of convertible notes, bank loans, operations, as well as funding from research and development grants. In addition, we also financed our operations through available credit facilities as discussed below. We have used available funds primarily for working capital, capital expenditures and strategic investments. While we are likely to seek additional sources of funding for our operations through bank lenders or equity financing, we believe that we have sufficient funds to operate our business in 2004. Thereafter, if we do not have available sufficient cash to finance our operations, we may be required to obtain additional debt or equity financing. We cannot be certain that we will be able to obtain, if required, additional financing on acceptable terms, or at all. If we are to raise additional funding through an equity investment, any such transaction will dilute the holdings of our present shareholders.

        As of December 31, 2003, we had cash and cash equivalents of $51.8 million, short-term and long-term restricted cash of $20.2 million, restricted cash held in trustees’ accounts of $26.7 million and short-term bank credit of $1.8 million. As of December 31, 2002, we had cash and cash equivalents of $48.1 million, short-term bank deposits of $1.7 million, short-term and long-term restricted cash of $22.9 million and short-term bank credits of $1.8 million.

        Our cash and cash equivalents increased in 2003 by $3.7 million as a result of the following:

        Operating activities. In 2003, cash provided by operating activities was approximately $36.5 million, and comprised of amounts provided by (i) an increase in advances from customers held by trustees in the amount of $39.6 million (relating to our contracts in Colombia), (ii) a decrease in our trade receivables in the amount of $17.5 million, (iii) a decrease in inventories in the amount of $26.7 million, and (iv) a decrease in other accounts receivable and prepaid expenses, including long-term receivables in the amount of $8.0 million, net of (a) a decrease in trade payables accrued expenses, other accounts payable and other long-term liabilities in the amount of $20.9 million; and (b) net cash used in operating activities in the amount of $34.4 million.

        Investing activities. In 2003, cash used in investing activities was approximately $34.1 million, and comprised of (i) investments in restricted cash held by trustees in the amount of $40.0 million, net of $13.9 million proceeds from restricted cash held by trustees that has been released from the trust account; (ii) purchase of property and equipment and other assets in the amount of $16.7 million, net of (a) proceeds from a long-term note in the amount of $4.3 million, (b) net proceeds from short-term bank deposits in the amount of $1.6 million and (c) net proceeds from short-term and long-term restricted cash in the amount of $2.8 million.

        Financing activities. In 2003, cash used in financing activities was approximately $0.2 million, and comprised manly from principal payments on loans in the amount of $2.9 million, net of proceeds from long-term loans in the amount of $2.7 million.

        The $26.7 million of restricted cash held in a trustees’ account relates to funds collected from our largest project in Colombia. The release of these funds is dependent both on a schedule of payments and on operational milestones, many of which relate to the installation of project sites. In 2003, we released from the trustee account approximately $13.9 million (irrespective of the $26.7 currently held in the trust). Based on the milestones and scheduling of payment set forth in the project, we expect that we will collect an additional $30 million into the restricted cash account of the trustee, of which we expect to collect from restricted cash approximately $26.7 million in 2004. However, if we do not meet certain milestones, or if the bids are terminated unilaterally by the government of Colombia, we may be unable to receive this restricted cash. In addition, in order to guarantee our performance under the bids, and meet the contract requirement, we secured insurance from a local insurance company in Colombia. We have provided the insurance company with a contractual guarantee on our performance of up to $27 million, a $1 million bank guarantee and a $2.5 million guarantee of our accounts receivable under the bids. Any inability to perform on our part could have a significant adverse effect on our financial condition.

        Our inventory levels have decreased significantly in the past two years due to our efforts to decrease these levels and adjust to the global slowdown in the economy. In 2004, we expect to continue to utilize our existing inventory. By the middle of 2004, we will need to make additional purchases in order to supply our products. In addition, if our inventory levels are low and we receive orders for immediate supply, we may be unable to provide customers with the required products in a timely manner.

        As of December 31 2003, we had long-term contractual obligations and current maturities of $317.5 million.

        We repaid $1 million in principal to Bank Leumi in 2003. Additional principal of the loan made to us by Bank Leumi is scheduled to be repaid by a principal payments in the amount of $1 million during 2004, and principal payments of $4 million annually during each of the years 2005 through 2011.

        The deed of pledge securing our obligations to Bank Leumi and Discount Bank sets forth events which entitle Bank Leumi and Discount Bank to declare their respective outstanding amounts due and payable. Our obligations include a loan from Bank Leumi for $29 million and a credit facility for guarantees of an aggregate of up to $23.9 million from the banks. This credit facility expires on March 31, 2004 and we are currently negotiating an extension or new terms.

        Many of our contracts are subject to the provision of performance guarantees. In order to secure such guarantees, we are sometimes required to restrict certain cash or account receivables. As of December 31, 2003, approximately $34.5 million was restricted for purposes of guaranteeing our performance in various contracts. See “Off Balance Sheet Arrangements”.

        In December 2003, we announced our intention to acquire all of the shares of common stock of rStar that we do not already own for $0.60 per share in cash. This transaction, by means of a short-form merger, was cleared with the United States Securities and Exchange Commission and we distributed the Transaction Statement on Form 13E-3 to all rStar stockholders on February 25, 2003. At the completion of the short-form merger process, we will own 100% of rStar Corporation. The estimated cost of this transaction to the Company is $11 million and it is expected to close in the second quarter of 2004.

        Under the revised terms of our loan from Bank Hapoalim, we owe a principal debt amount of $71.4 million. The loan terms include equal semiannual installments of principal of approximately $4.5 million beginning on July 2, 2005, with a fixed installment of approximately $8.9 million on July 2, 2012. The loan bears interest at the six-month LIBOR rate plus 2.5% and is payable semiannually together with the installments of principal.The terms of the loan include certain financial covenants that require us to maintain at all times (i) a ratio of shareholders’ equity to total assets of no less than 15%, and (ii) a minimum level of cash and cash equivalents as part of our current assets. Bank Hapoalim has informed us that notwithstanding our breach of one of four obligations, it has agreed to waive its rights with respect to such breach until January 1, 2005. If we do not cure this breach by that date or if we do not obtain an extension of our waiver, Bank Hapoalim will have the right to declare the outstanding loan due and payable and proceed to foreclose on any security interest granted to them by us.

        As of December 31, 2003, our short and long term obligations were as follows:

Contractual Obligations	Payments due by period (in thousands)
	Total	2004	2005-2006	2007-2008	2009 and after
Long-term debt	$119,526	$3,000	$28,746	$30,411	$57,369
Convertible subordinated notes	15,543				15,543
Accrued interest related to restructured debt (including $3,035 as short term accrued expenses)	23,575	3,035	7,203	5,284	8,053
Capital lease obligations	3,676	1,607	2,069
Operating lease	151,759	24,170	37,057	24,571	65,961
Other long-term debt	4,626	1,260	3,177	189
Total contractual cash obligations	$318,705	$33,072	$78,252	$60,455	$146,926

Additional Commitments and Liabilities

        In November 2003, StarBand received approval from the U.S. Bankruptcy Court in Delaware to emerge from its Chapter 11 proceeding and to implement a reorganization plan. As part of StarBand’s plan of reorganization, and in settlement of all claims against StarBand by its banking lenders and Gilat in accordance therewith, approximately $113 million of bank debt and approximately $84 million of debt to Gilat were converted to equity.

        Pursuant to StarBand’s plan of reorganization, all equity interests in StarBand prior to its emergence from its bankruptcy proceeding were cancelled. We were issued 3,839 shares of common stock which represents 49.1% of the issued shares. The preferred stock, which is all held by Bank Leumi LeIsrael BM, has certain rights to receive additional proceeds from the sale of all, or substantially all, of StarBand’s shares or assets, in accordance with the formulas set forth in the Amended and Restated Certificate of Incorporation but do not provide for a preference in the event of a liquidation its the assets or in the event of a distribution of dividends. The Preferred Shares also hold certain rights of anti-dilution with respect to the exercise of warrants outstanding. As of December 31, 2003, the excess of losses over the investment in StarBand amounted to approximately $0.2 million .

        In addition, we entered into three agreements with StarBand that became effective upon StarBand’s emergence from Chapter 11: (i) a Restated Master Agreement for the supply of equipment and services; (ii) a Note and Loan Agreement providing for repayment of $14 million of financing supplied by us to StarBand during Chapter 11 proceeding, bearing 3.5% interest and with quarterly payments to be made between March 31, 2004 and December 31, 2008; and (iii) a Financing Agreement for the provision of a further $7.5 million in revolving financing and trade credit, subject to various restrictions and reductions, through the end of 2009. As of December 31, 2003, StarBand utilized $2.3 of this amount.

        In June 2003, we entered into two development agreements with SES Global which entitle us to an aggregate of up to $6 million for the development of certain ODU (outdoor unit) technology. Thus far, we have received approximately $1.5 million under these agreements. In addition, we are required to pay SES a royalty of 10% calculated on the purchase price for each Ka-band transmitter contained within each VSAT sold and 10% of the purchase price for each Ka-band antenna and feed contained within each VSAT sold by Gilat up to a total recoup by SES of its investment and thereafter, the royalties decrease to 5% per unit. Royalties will be payable for some of the sales of product units which include components developed under the agreements. As of December 31, 2003 we have not finalized the development and, as such, no royalties have been paid or accrued.

        In 2003, we received a “best judgment tax assessment” for the tax year 1998 for approximately $9 million plus $1.5 million in penalties mainly based on a claim of the Israeli Tax Authorities that loans to subsidiaries are considered a dividend and are subject to tax. We believe that the claim is not justified. However, the claims made by the tax authorities may also be made in the years 1999 through 2003 with respect to loans and investments provided by the Company to its subsidiaries. We believe that we have made adequate provisions to cover any such exposures in accordance with SFAS No. 5. Any such claims, if substantiated and proven, could have a significant adverse effect on the financial condition of the Company. The Israeli Tax Authorities and the tax authorities in the jurisdictions in which we operate might raise additional claims, which might result in payment of additional taxes.

Off Balance Sheet Arrangements

        At December 31 2003, we have guaranteed the performance of our work to our customers (usually government entities). Such guarantees are required by contract for our performance during the installation and operational period of long-term rural telephony projects in Latin America (mainly in Peru and Colombia) and for the performance of other projects (government and corporate) throughout the rest of the world. The guarantees for installation typically expire soon after certain milestones are met and guarantees for operations typically expire proportionally over the contract period. Our maximum potential amount of future payments the Company could be required to make under its guarantees at December 31, 2003 is $93.6 million. This figure includes guarantees of performance for our subsidiary in Peru in the amount of $22.7 million and guaranties for two projects in Colombia in the amount of $61.7 million. We have restricted cash as a collateral for the performance guarantees in an amount of $34.5 million ($26.7 million of which is restricted cash held in a trustee account). We have not recorded any liability for such amounts, as we expect that our performance will be acceptable and to date, no guarantees were exercised against Gilat.

        We have also guaranteed certain property leases in facilities of our subsidiaries globally in amounts of up to $20.7 million. We have restricted cash as a collateral for the guarantees in an amount of $6.1 million.

        We have also provided bank guarantees mainly for lines of credit and certain capital lease agreements throughout the world in an amount of $11.5 million. We have restricted cash as a collateral for these guarantees in the amount of $2.5 million.

Impact of Inflation and Currency Fluctuations

        While most of our sales and service contracts are in U.S. dollars and most of our expenses are in U.S. dollars and NIS, portions of our projects in Latin America are linked to the local currency in Colombia and Brazil. The foreign exchange risks in these countries are often significant due to fluctuations in local currencies relative to the U.S. dollar.

        The U.S. dollar cost of our operations in Israel is influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a devaluation of the NIS in relation to the U.S. dollar. The influence on the U.S. dollar cost of our operations in Israel relates primarily to the cost of salaries in Israel, which are paid in NIS and constitute a substantial portion of our expenses in NIS. In 2003, there was a deflation in Israel of 1.9% while the NIS appreciated in relation to the U.S. dollar at a rate of 7.6%, from NIS 4.7 per $1 on December 31, 2002 to NIS 4.4 per $1 on December 31, 2003. In 2002 inflation in Israel was 6.5% while the NIS depreciated in relation to the U.S. dollar at a rate of 7.3%. In 2001, the rate of inflation in Israel was 1.4% while the NIS appreciated in relation to the U.S. dollar at a rate of 9.3%. If future inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of such devaluation lags behind increases in inflation in Israel, our results of operations may be materially adversely affected.

        Regarding the changes in the value of other foreign currencies in relation to the U.S. dollar, our monetary balances that are not linked to the U.S. dollar, adversely impacted our financial expenses during the twelve-month periods ended December 31, 2003 and 2002. This is due to heavy fluctuations in currencies in certain regions of Latin America in which we do business. There can be no assurance that in the future our results of operations may not be materially adversely affected by other currency fluctuations. See Item 11: “Quantitative and Qualitative Disclosures About Market Risk.”

        We do not engage in hedging transactions to manage our exposure to interest rate and currency fluctuations.

Effective Corporate Tax Rate

        Israeli companies are generally subject to income tax at the rate of 36% of taxable income. However, most of our production facilities in Israel have been granted Approved Enterprise status under Israeli law for Encouragement of Capital Investments, 1959, and consequently are eligible for certain tax benefits for the first several years in which they generate taxable income. We currently have nine Approved Enterprises, and have applied for approval for a tenth enterprise. Income derived from the nine Approved Enterprises is entitled to tax benefits for periods of seven years (in the case of two of the enterprises) or ten years (for the remaining seven enterprises), from the first year in which we generate income from the respective Approved Enterprise, on the basis of the nature of the incentives selected by us. Investments related to the tenth enterprise are expected to be considered as a replacement of previously approved equipment. The main tax benefits are a tax exemption for two or four years and a reduced tax rate of 15% to 25% for the remainder of the benefits period depending upon the level of foreign ownership of us.

        In 2001, we had a loss mainly due to restructuring expenses and other write-offs. In 2002, we had a loss mainly due to the decrease in revenues and write-offs of our assets. In 2003, we had a loss for tax purposes mainly due to recognition of StarBand bad debts and a ruling we obtained from the Israeli tax authorities regarding the gain from restructuring of debts. We anticipate that we will not have to pay taxes relating to 2004 tax year due to current and/or carryforward tax losses.

        Cash outlays for income taxes in the future might be different from tax expenses mainly due to cash tax payments for previous years that might be triggered by tax audits in the various tax jurisdictions, deferred tax expenses and payments usually made in arrear for annual taxes in profitable years.

        On January 1, 2003, a comprehensive tax reform took effect in Israel. Pursuant to the tax reform, resident companies are subject to Israeli tax income accrued or derived in Israel or abroad. In addition, the concept of a “controlled foreign corporation” was introduced, according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary’s primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). The tax reform also substantially changed the system of taxation of capital gains. [Following the reform, the capital gains tax rate applicable to us was decreased from 36% to 25%, while the allocation of the gain between the two periods is proportional to the holding periods until December 31, 2002, and after December 31, 2002.] In 2003, the tax reform did not have any material effect on our liquidity, financial condition and results of operations.

Research and Development

Product Development

        We devote significant resources to research and development projects designed to enhance our VSAT products, to expand the applications for which they can be used and to develop new products. In 2001, we entered into an agreement with the Office of the Chief Scientist for the early payment of all royalties arising from future sales with respect to previous Office of the Chief Scientist grants we received. See below, “Third-Party Funding”. We recorded a one-time operating charge of $3.4 million in connection with this early payment.

        We intend to continue to devote research and development resources to complete development of certain features, to improve functionality, including supporting higher throughput, to improve space segment utilization, and to reduce the cost of our products.

        We have devoted significant research and development resources in 2003 to development of our new line of products – the SkyEdge family of products. The SkyEdge VSATs have a larger processing power relative to our other VSATs, include advanced modulation, coding and access modes, and enable an efficient use of the satellite (even for combined voice and data traffic). This family of products will be launched in 2004 and will require significant research and development efforts and resources in 2004.

        We have improved the SkyStar 360E product, which is aimed at SoHo and enterprise markets. Its first version supported only IP networks. We developed add-ons and enhancements to this product, such as support for Voice over IP (VoIP) applications. We intend to continue development of new features for the SkyStar 360E product, including improving the data rates and the satellite efficiency.

        We have continued to develop the DialAw@y IP VSAT, in order to enhance the product features. This product provides inexpensive, toll quality, dial tone telephone service as well as high speed Internet access for small businesses and villages in remote or urban areas lacking an adequate telecommunications infrastructure.

        In addition, we continued to enhance all of our products (including SkyStar Advantage, SkyBlaster 360 and FaraWay) by adding certain new features and supporting the needs of existing and potential customers.

        Gilat also has a research and development agreement in progress with SES Global. For more information, see above, “Additional Commitments and Liabilities.”

        Our current products and services typically operate on either the Ku or C satellite bands. We have developed extensive Ku band capabilities. We are currently involved in developing the utilization of the Ka satellite band with our products and services in the future.

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

Third-Party Funding

        Through December 31, 2003, we accrued a total of approximately $13.1 million in grants from the Office of the Chief Scientist for the research and development of satellite products, as well as from the consortia and generic programs.

        Through December 31, 2003, we have repaid all the royalties we are required to repay with respect to grants totaling $345,000 for the OneWay VSAT. Under the terms of our funding from the Office of the Chief Scientist for the DialAw@y IP and the mesh satellite communications network product, royalties of 3% to 5% are payable on sales of these products developed from the funded project, up to 100% of the dollar-linked grant received in respect of the project (from January 1, 1999, annual interest based on LIBOR also began to accrue). The terms of these grants prohibit the manufacture of OneWay products or DialAw@y IP products outside of Israel and the transfer of technology developed pursuant to the terms of these grants to any person without the prior written consent of the Office of the Chief Scientist. We received such consent in connection with the OneWay VSAT product for the KSAT joint venture. These restrictions do not apply to the sale or export from Israel of products developed with that know-how. Also, these limitations do not apply to products that have not been funded by the Office of the Chief Scientist.

        In 2001, we entered into an agreement with the Office of the Chief Scientist for the early payment of all royalties arising from future sales with respect to previous Office of the Chief Scientist grants we received. The Company recorded a one-time operating charge of $3.4 million. This amount is payable in semi-annual installments over a four-year period and bears an interest rate equal to the Accountant General’s Index and limited to the CPI. This agreement enables us to participate in a program under which we are eligible to receive future research and development grants for generic research and development projects without any royalty repayment obligations.

        In 2003, we received grants of approximately $149,000 from the European Commission in connection with a joint research and development project with a number of European high technology companies for generic Ka band transmitter development. We have participated in previous years in two other joint research and development programs, supported by the European Commission. The total grants received through December 31, 2003 from the European Community is approximately $1.4 million. These grants are non-royalty bearing.

        Through December 31, 2003, we received funding of $1,450,000 from SES Global for the research and development of a Ka-band as well as combined Ka/Ku bands system, focusing on the RF equipment development, according to a contract and statement of work signed by SES and Gilat on June 2003. The project is expected to continue in 2004 and include royalty payments for sales of product units. See “Additional Commitments and Liabilities.”

Research and Development Consortium and Generic Program Participation

        In addition to royalty-bearing grants from the Office of the Chief Scientist and the BIRD Foundation, we have received non-royalty bearing grants from the Office of the Chief Scientist through participation in generic research consortia, each comprised of several major high technology companies in Israel, with participation of one or more representatives from Israeli academic institutions. We expect to receive further grants through participation in those consortia in 2004. The consortia in which we participated in 2003 are:

•	the ISIS Consortium (devoted to generic technology research for the information superhighway in space), which began in February 1999; and

•	the LSRT Consortium (devoted to generic technology research for satellite-based rural telephony solutions), which began in August 2000.

        Both of these consortia will conclude in 2004.

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

        Under each of the research consortia, the Office of the Chief Scientist reimburses 66% of the approved budget for that consortium and each individual member of the consortium contributes the remaining 34% for such individual member’s research and development activities. No royalties are payable with respect to this funding. Expenses in excess of the approved budget are borne by the consortia members.

        In addition to the above, we have continued a royalty-free generic program, supported by the Office of the Chief Scientist, named NGSN (Next-Generation Satellite Networks), which started in 2002. This program provided the technology foundation for our future products, including the SkyEdge family. All of the intellectual property generated by such a program belong to us. This program was concluded in December 2003. We have submitted an application for an additional program in 2004.

        The following table sets forth, for the years indicated, our gross research and development expenditures, the portion of such expenditures which was funded by royalty-bearing and non-royalty bearing grants and the net cost of our research and development activities:

	Years Ended December 31,
	2001	2002	2003
	(In thousands)

Gross research and development costs	$44,483	$29,012	$22,063
Less:
Royalty-bearing grants	(2,058)	-	(1,450	)*
Non-royalty-bearing grants	(6,791)	(3,946)	(3,664)

Research and development costs-- net	$35,634	$25,066	$16,949

*	Consists of funding from SES Global. See "Contractual Obligations - Other Commitments".

Trend Information

        Gilat, like other businesses in the technology sector, has experienced significant reductions in revenues and production for the past three years. Our revenues in the year 2003 decreased. The primary decrease in sales in 2003 can be attributed to the impact of the restructuring of our debt which caused uncertainty as to our stability in the market beginning in 2002 and through the first quarter of 2003. During that period, customers expressed uncertainty regarding Gilat’s ability to successfully restructure its debt. At the end of the first quarter of 2003, we completed the restructuring of our debt and appointed new management and a new board of directors. In June 2003, a new set of cutbacks and sales strategy was imposed. All of these changes have adversely affected our ability to increase our sales for which revenues were realized in 2003. In addition, the telecommunications industry grew less than projected, primarily due to the overall depressed global economy.

        For the year 2004, we expect that with our debt restructuring and conversion of the majority of the outstanding new notes to equity completed, our sales will not be hindered by our financial situation. However, given that we have a restricted amount of cash, we may be limited in our ability to win certain major contracts and projects if they require significant funding or guarantees. In addition, in the past few years, we have had excess inventories and as such we did not need to make purchases in order to fulfill immediate contract needs. For 2004, our inventory levels are far lower. We also see an increasing demand by our customers for long-term financing alternatives. Both of these factors are likely to place pressure on our needs for additional working capital, whether through third party financing, creditors or otherwise. In addition, we estimate that the political environment in Israel could prevent certain countries from doing business with Gilat and this, in addition to the downturn in the telecommunications industry overall, may have adverse effects on our business. Given all of the above, we cannot guarantee or predict what our sales will be, what trend will develop and if any changes in business and marketing strategy will be implemented.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS:

        In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS 150”). SFAS 150 requires that certain financial instruments, which under previous guidance were accounted for as equity, must now be accounted for as liabilities. The financial instruments affected include mandatory redeemable stock, certain financial instruments that require or may require the issuer to buy back some of its shares in exchange for cash or other assets and certain obligations that can be settled with shares of stock. SFAS 150 is effective for all financial instruments entered into or modified after May 31, 2003 and must be applied to the Company’s existing financial instruments effective January 1, 2004, the beginning of the first fiscal period after June 15, 2003. Adoption of this statement did not have a material impact on the Company’s consolidated results of operations, financial position or cash flows.

        In November 2002, the FASB issued FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34" (“FIN 45”). FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN 45 does not prescribe a specific approach for subsequently measuring the guarantor’s recognized liability over the term of the related guarantee. It also incorporates, without change, the guidance in FASB Interpretation No. 34, “Disclosure of Indirect Guarantees of Indebtedness of Others,” which is being superseded. The disclosure provisions of FIN 45 are effective for financial statements of interim or annual periods that end after December 15, 2002, and the provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, irrespective of a guarantor’s year-end. The adoption of FIN 45 did not have a material impact on the consolidated results of operations or financial position of the Company.

        In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest.

        The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period ending after March 15, 2004. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. We are currently in the process of evaluating whether Starband is a variable interest entity in accordance with FIN 46 and whether our Company is the primary beneficiary of Starband.

ITEM 6:	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors

Name	Age	Position

Shlomo Rodav	55	Chairman of the Board of Directors
Robert Bednarek	58	Director
Pinchas Buchris(1)	48	Director
Gideon Chitayat(2)	65	Director
Yoel Gat	52	Director
Linda E. Harnevo(3)	49	External Director
Amiram Levinberg	47	Director
David Milgrom(2)	46	External Director

(1)	Member of our Compensation and Stock Option Committee.

(2)	Member of the Audit Committee.

(3)	Ms. Harnevo serves as chairman of our Audit Committee, Compensation Committee and Stock Option Committee.

        Shlomo Rodav serves as Chairman of our board of directors since April 2003. He provides services to our company as a consultant and as Chairman of the board of directors through a consulting agreement between Gilat and Israel Literage & Supply Company Ltd. Mr. Rodav is the indirect owner, director, chairman and/or chief executive officer of numerous companies engaged in the investment, environment, infrastructure, food, hi-tech and other fields. Mr. Rodav has served as a director since 1996 of Israel Coldstorage & Supply Co. Ltd., a public company, and in an array of private companies including Torrel Investments Ltd. and Torrel-Crown (Israel) Ltd., Metzad Ateret Ltd., Waste Management (W.M.) Israel Ltd., Nymphaea A.A. Ltd., Tapoogan Industries Ltd., Jaf-Ora Ltd., Jafora-Tabori Ltd. and others. Mr. Rodav served in the past as a director of numerous other companies, including, among others, Extent and Cellonet for which a receiver was appointed in May 2000 and January 2001, respectively. Mr. Rodav holds an M.B.A. from Columbia University and a B.A. from Tel Aviv University.

        Robert Bednarek was appointed as a director by our board of directors in June 2003 and had served on Gilat’s board in the past. Mr. Bednarek is the Executive Vice President Corporate Development and a member of the Executive Committee of SES-GLOBAL. Previously he was the Executive Vice-President and Chief Technology Officer of PanAmSat Corporation. Mr. Bednarek holds a B.Sc. degree in engineering from the University of Florida.

        Pinchas Buchris joined the Gilat board in November 2003. Since January 2003, Mr. Buchris has been a Venture Partner in Apax Israel, a venture capital firm, and acts as a special advisor to several technology start-ups and companies. As Brigadier General (Res.), for the past 15 years, he has headed an array of technology units within the Israeli Defense Corps, culminating with his being appointed head of the main intelligence technology unit. Mr. Buchris completed the Advanced Management Program at Harvard Business School.   He holds an M.B.A. and a B.Sc. in computer science from the Technion Technology Institute in Haifa. In 1993, Mr. Buchris was awarded the Israel Security Award, a most prestigious national award given in Israel.

        Gideon Chitayat has served as the President and Chief Executive Officer of General Management and Business Strategy Consultant (GMBS) Ltd. since 1985. Mr. Chitayat serves and served in the past as a consultant to chief executive officers and to chairmen of boards of directors of several leading Israeli companies and entities in diversified fields in Israel. His main area of consultancy is competitive strategy. Among those companies and entities are Teva Pharmaceutical Industries Ltd., Amdocs Israel, Bank Mizrahi Ltd., Pele-Phone Cellular Communication Ltd., Ackerstein Ltd., Israel Railways, El-Op Electro Optics Industries Ltd., Israel Electric Corporation Ltd., Bank Leumi Le-Israel B.M., Osem Food Corporation Ltd. and Israel Chemicals Ltd.

        Mr. Chitayat currently serves on the board of directors of Bank Hapoalim B.M., a public company, as well as Bank Hapoalim Holdings U.S.A., Diyur Real Estate B.M. and Ofer Nechasim. Mr. Chitayat served in the past on the boards of directors of many leading public and private companies and entities, including Cellcom Israel Ltd., Africa-Israel Investment Company and its subsidiaries, Oil Refineries Ltd., Mishkan Mortgages Bank, Israel Aircraft Industries, Ihud Insurance Ltd., Tadiran Consumer and Electric Products Ltd., Migdal Insurance Company, Bezeq – Israel Telephone Corporation and others.

        Mr. Chitayat holds a Ph.D. and an M.A. in Business and Applied Economics from the Wharton School of the University of Pennsylvania, and a M.B.A. (with honors) and B.A. (in Economics) from the Hebrew University in Jerusalem. Mr. Chitayat was Senior Adjunct Professor at the Recanati Graduate School of Business Administration in the Tel Aviv University and held numerous academic positions in the past, including at the Wharton School of the University of Pennsylvania, at the Jerusalem School of Business Administration of the Hebrew University in Jerusalem and at Harvard Business School. Mr. Chitayat has published numerous articles and a book on corporate, boards of directors and business issues.

        Mr. Chitayat currently serves on the board of directors of Bank Hapoalim B.M. and of its subsidiary, Hapoalim U.S. Holding. Bank Hapoalim B.M. is a principal shareholder and a creditor of Gilat. Pursuant to our Articles of Association, Bank Hapoalim B.M. has the right to appoint a director to our board of directors. Mr. Chitayat was nominated at the request of Bank Hapoalim B.M.

        Yoel Gat is a co-founder of Gilat and was our Chief Executive Officer and a director since Gilat’s inception until April 15, 2003. From July 1995 and until April 15, 2003, he served as the Chairman of the board of directors. Until July 1995, Mr. Gat also served as the President of Gilat. From 1974 to 1987, Mr. Gat served in the Israel Defense Forces. In his last position in service, Mr. Gat was a senior electronics engineer in the Israel Ministry of Defense. Mr. Gat is a two-time winner of the Israel Defense Award (1979 and 1988), Israel’s most prestigious research and development award. Mr. Gat also served as the Chairman of the MOST Consortium, as a director of rStar Corporation, and as Chairman of the board of directors of StarBand Communications Inc. Mr. Gat holds a B.Sc. in Electrical Engineering and Electronics from the Technion — Israel Institute of Technology and a Master’s degree in Management Science from the Recanati Graduate School of Business Administration of Tel Aviv University, where he concentrated on information systems.

        Linda E. Harnevo is the founder and General Manager of the technology solutions company RedZebra Ltd. and has served on its board of directors since 2001. Ms. Harnevo has also recently founded Global Medical Networks, which is engaged in the field of mobile medical information, and serves on its board of directors. From 1998 until 2000, Ms. Harnevo worked as a manager and director of Team Works Technology, an Israeli hi-tech company. Ms. Harnevo has recently been appointed as a director of Lipman Electronics Engineering Ltd., a public company in the field of electronics. Ms. Harnevo holds a Ph.D. and an M.Sc. from the Weizmann Institute and a B.Sc. from Bar-Ilan University.

        Amiram Levinberg co-founded Gilat and has been a director on our board since Gilat’s inception. From July 1995 and until April 15, 2003, he served as Gilat’s President. Until 2002, Mr. Levinberg also served as the Company’s Chief Operations Officer. Until July 1995, he served as Gilat’s Vice President of Engineering. In this capacity, he supervised the development of Gilat’s OneWay and Skystar Advantage VSATs. From 1977 to 1987, Mr. Levinberg served in a research and development unit of the Israel Defense Forces, where he managed a large research and development project. He was awarded the Israel Defense Award in 1988. Mr. Levinberg holds a B.Sc. in Electrical Engineering and Electronics and a M.Sc. degree in Digital Communications from the Technion — Israel Institute of Technology.

        David Milgrom currently serves as the Chief Executive Officer of Gmul Investment Ltd., dealing mainly with investments in high-tech, real-estate and infrastructure, and as the Chief Executive Officer of The Israel Credit Insurance Company Ltd. From 1997 to 2000, Mr. Milgrom served as the Budget Director in the Israeli Ministry of Finance and was responsible for Israel’s budget preparation and structural reforms in the Israeli economy. Mr. Milgrom was the Chief Financial Officer of Pele-Phone Cellular Communication Ltd. and served as an external director in the investment committee of Menora, a public company which is one of the largest insurance companies in Israel. Mr. Milgrom holds a M.B.A. and a B.A. in Economics and Political Science from the Hebrew University in Jerusalem.

Senior Management

        The executive officers and key executives of our Company and our subsidiaries as of March 15, 2004, are as follows:

Name	Age	Position

Oren Most	53	President and Chief Executive Officer
Avihu Bergman	47	Executive Vice President, Sales
Yossi Gal	43	Vice President, Research and Development
Bill Gerety	45	President, Spacenet Inc.
Arik Keshet	44	Vice President, Chief Technology Officer
Tal Meirzon	37	Vice President, Marketing and Business
		Development
Rami Miron	35	Vice President, Operations
Tal Payne	32	Vice President, Finance
Samer Salameh	40	Chief Executive Officer, rStar Corporation
Yaron Suher	38	Vice President Financial Planning, Treasury
		and Administration
William Weisel	50	Vice President and General Counsel

        Oren Most became President and Chief Executive Officer of Gilat on April 15, 2003. He joined Gilat from Cellcom (Israel), among the county’s largest and most successful cellular phone companies, where he was one of the company’s founders and served as Deputy CEO and Head of the Customers Division since 1994. Prior to his work at Cellcom, Most led two successful corporate turnarounds, as CEO of Keter, one of Israel’s largest book publishing and printing companies, and as Managing Director of Gibor-Sabrina’s Pantyhose Division. Oren Most’s experience also includes management positions in banking and venture capital in the United States. Mr. Most received his M.B.A. degree from New York University in 1981.

        Avihu Bergman joined Gilat in 2003 as Gilat’s Executive Vice President of Sales with more than 20 years of sales and marketing management experience in the hi-tech field. Prior to joining our company, he most recently served as Vice President at Ascend Technology Ventures. Prior to this position, Mr. Bergman held senior executive positions at ECI Telecom, Teledata, ArelNet and VocalTec. Mr. Bergman holds a M.B.A. and B.Sc. in Electrical Engineering from Tel Aviv University.

        Yossi Gal re-joined Gilat in December of 2003 and now serves as our Vice President for Research and Development. Prior to this position, Mr. Gal served as Vice President of Engineering and Operations for StarBand Communications Inc, an affiliate of Gilat. Before moving to the United Stated in 1999, Mr. Gal worked at Gilat as the Director of Communications for Software Development. Mr. Gal began his career in telecommunications with the Adacom Group in Israel where he managed data communications development projects. Mr. Gal holds a B.Sc. degree in Computer Engineering from the Technion – Israel Institute of Technology.

        Bill Gerety joined Spacenet as CEO in July 2003. Prior to joining to Spacenet, Mr. Gerety served as acting CEO and Chief Operating Officer of Astrolink International, a broadband satellite venture headed by Liberty Media, Lockheed Martin, TRW and Telespazio. His experience also includes holding the COO position at telecom service provider World Access/Facilicom International and leading international network sales efforts for GTE and Sprint Communications. In addition to his telecommunications industry experience, Mr. Gerety has had a distinguished career as a senior officer in the U.S. Army, and continues to serve as a colonel in the U.S. Army Reserve. Mr. Gerety holds a B.S. in Engineering from the U.S. Military Academy at West Point, an M.S. in Strategic Studies from the U.S. Army War College, an M.S. in Contracts and Acquisition Management and an M.B.A. from the Florida Institute of Technology.

        Arik Keshet joined Gilat in 1989, and currently serves as our Vice President and Chief Technology Officer. Prior to that, Mr. Keshet served in various positions in Gilat’s research and development department. Before joining Gilat, Mr. Keshet served in various positions at the Electronics Development Labs of Israel’s Ministry of Defense. Mr. Keshet holds a B.Sc. and M.Sc. in Electrical Engineering, both from the Technion – Israel Institute of Technology.

        Tal Meirzon joined Gilat in 1995 and currently serves as our Vice President of Marketing and Business Development. Prior to this, Mr. Meirzon was the Director of Product Management (1998-2001) and Project Manager for telephony products within Gilat’s research and development department (1995-1997). Before joining Gilat, Mr. Meirzon was a Captain in the Israeli Air Force specializing in Electronic Warfare. Mr. Meirzon holds an M.B.A. in Business Administration and a B.Sc. in Electrical Engineering, both from Tel-Aviv University.

        Rami Miron joined Gilat in 1996 and currently serves as our Vice President of Operations. Prior to this, Mr. Miron was our Director of Production & Customer Service Lab. (1998-2002) and Production Manager (1996-1998). Before joining Gilat, Mr. Miron served as Operations Manager at one of the largest Contract Manufacturers in Israel. Mr. Miron holds a B.A. in Social Sciences from Tel-Aviv Open University.

        Tal Payne was appointed VP Finance in January 2004. Prior to holding this position, Ms. Payne served as Gilat’s Financial Director. Prior to joining Gilat in July 1999, Ms. Payne, a CPA, was employed as a Manager for Kesselman & Kesselman, PriceWaterhouseCooper’s Israel office from 1994 to 1999. She holds a B.A. in Economics and Accounting, as well as advanced studies in accounting from Tel Aviv University.

        Samer Salameh has been Chairman of the Board of Directors and CEO of rStar since November, 2002. From 2000 to 2001 Mr. Salameh served as President and CEO of NetVmg Inc., an IP traffic management company. In addition, during 2000, Mr. Salameh served as CEO of Telmex North America Ventures in which he managed a portfolio of companies including CompUSA, Topp Telecom, CommSouth, Telmex USA, etc. From 1997 until 2000, Mr. Salameh served as Chairman and CEO of Prodigy Communications Corporation. Mr. Salameh holds a Master of Arts in International Business from the Fletcher School, Tufts University and a B.Sc. in Management from the Polytechnic University in Brooklyn, NY.

        Yaron Suher was appointed VP Financial Planning, Treasury and Administration in January 2003. Prior to that, he served as Gilat’s Director, Financial Planning and Analysis. Prior to joining Gilat in 1999, Mr. Suher worked as a senior economist for Teva Pharmaceuticals and as an analyst for Poalim Trust Funds. Mr. Suher holds an M.B.A. in Finance and a B.A. in Economics, both from Bar-Ilan University.

        William Weisel joined Gilat in December 2001 as Vice President and General Counsel. Prior to joining the company, Mr. Weisel was the Legal Affairs Director, Israel for ADC Telecommunications Israel Ltd. (April 1999–December 2001), Corporate Legal Counsel of Scitex Corporation Ltd. (January 1995–March 1999), Legal Counsel for the logistics department of Scitex Corporation Ltd. (October 1992–December 1994), was in private business in Israel (November 1987–September 1992), and an associate with the Law Offices of Shraga Biran (November 1986–November 1987). Prior to immigrating to Israel in April 1986, Mr. Weisel was an associate with Jeffer, Mangels, Butler & Marmaro in California. Mr. Weisel holds a J.D. degree from Loyola Law School of Los Angeles and a B.A. from the University of California, Los Angeles, in political science. He is licensed to practice law in, and is a member of the Bars of the State of California and Israel.

Compensation of Directors and Officers

        The following table sets forth the aggregate compensation paid to or accrued on behalf of all of our directors and officers as a group for the year ended December 31, 2003:

	Salaries, Fees, Directors' Fees, Commissions and Bonuses	Pension, Retirement and Similar Benefits

All directors and officers as a group (33
persons)*	$4,959,510	$4,048,780

* Includes settlement agreements to our former chief executive officer, president and chief financial officer expenses in the amount of approximately $3.2 million. Also includes bonuses accrued by our officers in 2003.

Management Employment Agreements

        Mr. Oren Most, our chief executive officer and president is employed under a three-year employment agreement. The agreement can be terminated by us or by Mr. Most upon six month’s advanced notice. In addition to his base salary, Mr. Most is entitled to a performance bonus, subject to milestones to be set by our board of directors and participation in employee bonus and option plans. Mr. Most was also granted options to purchase 225,000 ordinary shares for $5.00 per share. The shares vest ratably over his three-year term.

        In 2003, we entered into a consulting agreement with Israel Literage & Supply Ltd., a company under the ownership and control of Shlomo Rodav, the Chairman of our board of directors. The agreement specifies management services to be provided to us through Mr. Rodav. Pursuant to the agreement, Mr. Rodav’s company receives: (i) $25,000 per month; (ii) an annual bonus of 2.5% of the net after tax profits for each fiscal year beginning in 2003; and (iii) participation in the Company’s employee stock option and bonus plans. In addition, Mr. Rodav was granted 150,000 options exercisable at $5.00 per share over a three-year vesting period. He is also entitled to a bonus upon the sale or merger of our company, based upon the price of such transaction.

Board Compensation

        By a resolution adopted in September 2003 by our shareholders, the directors of Gilat who are not employees receive annual compensation of $10,000 for each year of service on the board of directors and an additional $300 for each board or committee meeting attended, provided that the board member is a member of such committee. In addition, by the same resolution of shareholders, each current and future non-employee director receives options to purchase 6,066 of our ordinary shares, which options vest over a two-year period, for so long as such optionee remains a director of Gilat.

Board Composition and Practices

        Our Articles of Association as adopted at a shareholders meeting on April 15, 2003, provide that our board of directors shall consist of not less than five and not more than nine directors as shall be determined from time to time by a majority vote at the general meeting of our shareholders. Unless resolved otherwise by our shareholders, our board of directors will be comprised of (i) nine directors, if four directors are appointed by beneficial owners of 7% or more of our issued and outstanding ordinary shares (as set forth below), or (ii) seven directors, if fewer than four directors are so appointed by beneficial owners of 7% or more of our ordinary shares.

        Pursuant to our Articles of Association, each beneficial owner of 7% or more of our issued and outstanding ordinary shares is entitled to appoint, at each annual general meeting of our shareholders, one member to our board of directors, provided that a total of not more than four directors are so appointed. In the event that more than four qualifying beneficial owners notify us that they desire to appoint a member to our board of directors, only the four shareholders beneficially owning the greatest number of shares shall each be entitled to appoint a member to our board of directors. So long as our ordinary shares are listed for trading on Nasdaq, we may require that any such appointed director qualify as an “independent director” as provided for in the Nasdaq rules then in effect. Our board of directors has the right to remove any such appointed director when the beneficial ownership of the shareholder who appointed such director falls below 7% of our ordinary shares.

        Our Articles of Association provide that a majority of the voting power at the annual general meeting of our shareholders will elect the remaining members of the board of directors, including external directors as required under the Companies Law. At any annual general meeting at which directors are appointed pursuant to the preceding paragraph, the calculation of the vote of any beneficial owner who appointed a director pursuant to the preceding paragraph shall not take into consideration, for the purpose of electing the remaining directors, ordinary shares constituting 7% of our issued and outstanding ordinary shares held by such appointing beneficial owner.

        Each of our directors (except external directors) serve, subject to early resignation or vacation of office in certain circumstances as set forth in our Articles of Association, until the adjournment of the next annual general meeting of our shareholders next following the general meeting in which such director was elected. The holders of a majority of the voting power represented at a general meeting of our shareholders in person or by proxy will be entitled to (i) remove any director(s), other than external directors and directors appointed by beneficial holders of 7% or more of our issued and outstanding ordinary shares as set forth above, (ii) elect directors instead of directors so removed, or (iii) fill any vacancy, however created, in the board of directors. Our board of directors may also appoint additional directors, whether to fill a vacancy or to expand the board of directors, who will serve until the next general meeting of our shareholders following such appointment.

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

External Directors

        Under the Companies Law, public companies are required to elect two external directors who must meet specified standards of independence. Companies that are registered under the laws of Israel and whose shares are listed for trading on a stock exchange outside of Israel, such as Gilat, are treated as public companies with respect to the external directors requirement. External directors may not have during the 2 years preceding their appointment, directly or indirectly through a relative, partner, employer or controlled entity, any affiliation with (i) the public company, (ii) those of its shareholders who are controlling shareholders at the time of appointment, or (iii) any entity controlled by the company or by its controlling shareholders. The term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and services as an office holder. No person can serve as an external director if the person’s other positions or business creates or may create conflicts of interest with the person’s responsibilities as an external director. Until the lapse of two years from termination of office, a company may not engage an external director as an employee or otherwise.

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

        The election of external directors requires the affirmative vote of a majority of our ordinary shares voted on in person or by proxy at a meeting of the shareholders, provided that such majority includes at least one-third of the votes of the non-controlling shareholders of the company who are voting on this matter at the meeting. This approval requirement need not be met if the aggregate shareholdings of those non-controlling shareholders who vote against the election of the external directors represent one percent or less of all the voting power of the company. “Controlling” for the purpose of this provision means the ability to direct the acts of the company. Any person holding one half or more of the voting power of the company or of the right to appoint directors or the Chief Executive Officer is presumed to have control of the company.

        Our external directors who were elected at the Annual General Meeting on April 15, 2003, are Ms. Linda E. Harnevo and Mr. David Milgrom.

Audit Committee

        The Companies Law provides that publicly traded companies must appoint an audit committee. The responsibilities of the audit committee include identifying irregularities in the management of the company’s business and approving related party transactions as required by law. An audit committee must consist of at least three members, and include all of the company’s external directors. However, the chairman of the board of directors, any director employed by the company or providing services to the company on a regular basis, any controlling shareholder and any relative of a controlling shareholder may not be a member of the audit committee. An audit committee may not approve an action or a transaction with an officer or director, a transaction in which an officer or director has a personal interest, a transaction with a controlling shareholder and certain other transactions specified in the Companies Law, unless at the time of approval two external directors are serving as members of the audit committee and at least one of the external directors was present at the meeting in which an approval was granted.

        Pursuant to the current listing requirements of the Nasdaq National Market, we are required to establish an audit committee, at least a majority of whose members are independent of management. Pursuant to the Sarbanes-Oxley Act of 2002, the Securities and Exchange Commission (the “SEC”) has issued new rules which would, among other things, require Nasdaq to impose independence requirements on each member of the audit committee. Nasdaq has proposed rules that would comply with the SEC’s requirements and which are expected to be applicable to us as of July 31, 2005.

        The proposed requirements would implement two basic criteria for determining independence: (i) audit committee members would be barred from accepting any consulting, advisory or other compensatory fee from the issuer or an affiliate of the issuer, other than in the member’s capacity as a member of the board of directors and any board committee, and (ii) audit committee members of an issuer that is not an investment company may not be an “affiliated person” of the issuer or any subsidiary of the issuer apart from his or her capacity as a member of the board and any board committee.

        The SEC has proposed to define “affiliate” for non-investment companies as “a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified.” The term “control” is proposed to be consistent with the other definitions of this term under the Securities Exchange Act of 1934, as “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” A safe harbor has been proposed by the SEC, under which a person who is not an executive officer, director or 10% shareholder of the issuer would be deemed not to have control of the issuer.

        Under the final rules adopted by the SEC, an issuer is required to disclose in its annual report, beginning with the annual report for 2003, whether or not such issuer has at least one audit committee financial expert. If it does, the issuer must disclose the name of the expert. If not, the issuer must disclose why it does not have an audit committee financial expert.

        Presently, our audit committee consists of Mr. Milgrom, Ms. Harnevo and Mr. Chitayat, to serve on our audit committee, together with one of the remaining independent directors. We believe that these appointments comply with the requirements of the Companies Law and with the SEC and Nasdaq rules, and that Mr. Milgrom qualifies to serve as the audit committee’s financial expert, as required by the SEC and Nasdaq.

Independent Directors

        Pursuant to the current listing requirements of the Nasdaq National Market, we are required to have at least two independent directors on our board of directors. Under rules proposed by Nasdaq, the majority of the members of the board directors will need to be independent as of July 31, 2005.

        An “independent director” for these purposes has been proposed to mean a person other than an officer or employee of a company or its subsidiaries or any other individual having a relationship, which, in the opinion of the company’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

        The following persons are not considered independent under the proposed rules:

(a)	a director who is or was employed by the company or by any parent or subsidiary of the company within the last three years;

(b)	a director who accepts or has family member (by blood, marriage or adoption or has the same residence) who accepts any payments from the company or any of its affiliates in excess of $60,000 during the current fiscal year or any of the past three fiscal years, other than compensation for board service, compensation paid to family members who are employees (other than executive officers of the company, its parent company or its subsidiaries) or benefits under a qualified plan or non-discretionary compensation;

(c)	a director who is a family member of an individual who is, or within the past three years was, employed by the company or by any parent or subsidiary of the company as an executive officer;

(d)	a director who is a partner in, or a controlling shareholder or an executive officer of, any organization to which the company made, or from which the company received, payments (other than those arising solely from investments in the company’s securities) that exceed 5% of the recipient’s consolidated gross revenues for that year, or $200,000, whichever is more, in the current fiscal year or any of the past three fiscal years;

(e)	a director of the listed company who is employed as an executive officer of another entity where any of the executive officers of the listed company serve on the compensation committee of such other entity, or if such relationship existed within the last three years; or

(f)	a director who was a partner or employee of the company’s outside auditor, and worked on the company’s audit, within the last three years.

        This independence requirement does not apply to a company of which more than 50% of the voting power is held by an individual, a group or another company.

        Based on representations from our current directors, we believe that Mr. Milgrom, Ms. Harnevo, Mr. Buchris and Mr. Bednarek comply with the independence standards set forth above.

Employees

        As of December 31, 2003, we had approximately 890 full-time employees, including 160 employees in engineering, research and development, 390 employees in manufacturing, operations and technical support, 100 employees in marketing and sales, and 145 employees in administration and finance. Of these employees, 360 employees were based in our facilities in Israel, 240 were employed in the United States, and 290 in Asia, the Far East and other parts of the world. We also utilize temporary employees, as necessary, to supplement our manufacturing and other capabilities. We believe that our relations with our employees are satisfactory.

        We and our employees are not parties to any collective bargaining agreements. However, certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Manufacturers’ Association of Israel) are applicable to all Israeli employees by order of the Israeli Ministry of Labor and Welfare. These provisions principally concern the length of the work day and the work week, minimum wages for workers, contributions to a pension fund, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment. Furthermore, pursuant to such provisions, the wages of most of our employees are automatically adjusted based on changes in the Israeli CPI. The amount and frequency of these adjustments are modified from time to time.

        Israeli law generally requires severance pay upon the retirement or death of an employee or termination of employment without due cause. Our ongoing severance obligations are partially funded by making monthly payments to approved severance funds or insurance policies, with the remainder accrued as a long-term liability in our consolidated financial statements. In addition, Israeli employees and employers are required to pay specified sums to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Since January 1, 1995, such amounts also include payments for national health insurance. The payments to the National Insurance Institute are approximately 16.31% of wages (up to a specified amount), of which the employee contributes approximately 64% and the employer contributes approximately 36%. The majority of our permanent employees are covered by life and pension insurance policies providing customary benefits to employees, including retirement and severance benefits. For Israeli employees, we contribute 13.33% to 15.83% (depending on the employee) of base wages to such plans and the permanent employees contribute 5% of base wages.

Share Ownership

        See table under Item 7: “Major Shareholders and Related Party Transactions” below.

Stock Option Plans

        In January 1993, we adopted the Stock Option Plan (Incentive and Restricted Stock Options), or the 1993 ISO/RSO Plan and Section 102 Option/Restricted Stock Purchase Plan, or the 1993 Section 102 Plan (collectively, the 1993 Plans). The 1993 Plans provided for the granting of options and/or rights to purchase (in the case of the 1993 Section 102 Plan) up to an aggregate of 15,925 ordinary shares to our officers, directors, key employees or consultants or any of our subsidiaries. These plans expired in January 2003.

        In June 1995, we adopted the 1995 Stock Option Plan (Incentive and Restricted Stock Options), or the 1995 ISO/RSO Plan, which currently provides for the granting of incentive and restricted stock options for the purchase of up to 197,000 ordinary shares; the 1995 Section 102 Stock Option/Stock Purchase Plan, or the 1995 Section 102 Plan, which provides for the granting of options to purchase up to 296,000 ordinary shares; and the 1995 Advisory Board Stock Option Plan, or the 1995 Advisory Board Plan, which provides for the granting of options to purchase up to 7,500 ordinary shares and collectively, the 1995 Plans. The 1995 Plans will expire on June 29, 2005, unless terminated earlier by our board of directors.

        As of December 31, 2003, we had granted options to purchase a total of 14,149 ordinary shares under the 1993 Plans and 276,677 ordinary shares under the 1995 Plans. The exercise prices for such options vary from $7.8 to $3,197.5 and all such options expire at various times from November 2003 to February 2013. As of December 31, 2003, a total of 69,643 options have been exercised under the 1993 Plans and the 1995 Plans.

        In April 2001, Gilat initiated a voluntary stock option exchange program for its employees, or the “Option Exchange Program”. Under the program, employees of Gilat and its subsidiaries who were granted options under Gilat’s stock option plans were given the opportunity to cancel outstanding stock options previously granted to them in exchange for an equal number of new options to be granted at a future date pursuant to the terms of Gilat’s Plans. The exercise price of these new options is $77.2, the fair market value of Gilat’s ordinary shares as reported by Nasdaq on the date the options were granted. In November 2001, the Company granted the new options under the Option Exchange Program. Options for a total of 322,183 ordinary shares were tendered for cancellation and were cancelled as of May 24, 2001.

        In September 2003, we adopted the 2003 Stock Option Plan (Incentive and Restricted Stock Options), or the 2003 ISO/RSO Plan and the Section 102 Stock Option Plan 2003, or the 2003 Section 102 Plan and collectively, the “2003 Plans”. The 2003 Plans provide for the granting of options of up to an aggregate of 1,500,000 ordinary shares to our officers, directors, employees or service providers or any of our subsidiaries. As of March 15, 2004, we had granted options to purchase a total of 1,370,420 ordinary shares under the 2003 Plans.

        The purpose of the 2003 Plans is to enable us to attract and retain qualified persons as employees, officers, directors, consultants and advisors and to motivate such persons by providing them with an equity participation in Gilat. In addition, the 2003 ISO/RSO Plan is designed to afford qualified optionees certain tax benefits available under the United States Internal Revenue Code of 1986, as amended (the Code). The 2003 Section 102 Plan is designed to afford qualified optionees certain tax benefits under the Israel Income Tax Ordinance.

        The 2003 Plans are administered by a Stock Option Committee appointed by our board of directors. The Stock Option Committee, comprised of Mr. Buchris and Ms. Harnevo, has broad discretion, subject to certain limitations, to determine the persons entitled to receive options, the terms and conditions on which options or rights to purchase are granted and the number of shares subject thereto. The Stock Option Committee also has discretion to determine the nature of the consideration to be paid upon the exercise of an option and/or right to purchase granted under the 2003 Plans. Such consideration generally may consist of cash or, at the discretion of the Board, cash and a recourse promissory note. All grants of options pursuant to the 2003 Section 102 Plan are subject to the approval of the board of directors.

        Stock options issued as incentive stock options pursuant to the 2003 ISO/RSO Plan will only be granted to the employees of Gilat or its subsidiaries. The exercise price of incentive stock options issued pursuant to the 2003 ISO/RSO Plan must be at least equal to the fair market value of the ordinary shares as of the date of the grant (and, in the case of optionees who own more than 10% of the voting stock, the exercise price must equal at least 110% of the fair market value of the ordinary shares as of the date of the grant). Unless otherwise provided in an option agreement, the exercise price per share under options awarded pursuant to the 2003 Plans shall be the higher of (i) $5.00 per share; and (ii) the fair market value of the shares, as of the date of the option grant.

        Options are exercisable and restrictions on disposition of shares lapse according to the terms of the individual agreements under which such options were granted or shares issued.

        In addition, as part of a consulting agreement entered into between us and Israel Literage & Supply Co. Ltd., Mr. Shlomo Rodav, our Chairman of the board of directors, was granted options to purchase 150,000 shares. The options vest over a three-year period beginning March 2, 2003, and the shares can be purchased at $5.00 per share. The options expire three years following vesting. We also granted options to Mr. Most, our CEO and President, for the purchase of up to 225,000 ordinary shares at a purchase price of $5.00 per share exercisable over a three-year period with quarterly vesting beginning March 23, 2003. The options expire three years following vesting.

ITEM 7:	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

        The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares as of March 15, 2004 (including options exercisable within 60 days of March 15, 2004) with respect to: (i) each person who is believed by us to be the beneficial owner of more than 5% of the ordinary shares; (ii) each director or officer who holds more than 1% of the ordinary shares, and (iii) all directors and officers as a group. Except where otherwise indicated, we believe, based on information furnished by the owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares, subject to any applicable community property laws. The shareholders listed below do not have any different voting rights from any other shareholders of Gilat, except to the extent that they hold more than 7% and as such, they will have a right to appoint a director, subject to certain conditions in our Articles of Association. None of the directors, officers or key executives listed in the Directors and Senior Management table appearing in Item 6 above, owns 1% or more of Gilat’s outstanding share capital.

	Number of Ordinary Shares Beneficially Owned	Percent of Ordinary Shares Outstanding

Bank Hapoalim B.M (1)(2)	3,302,428	14.86%
Eliezer Fishman (1)(4)	2,996,259	13.48%
Israel Discount Bank Ltd. (1)(3)	1,833,518	8.25%

All officers and directors as a group
(28 persons)	250,934	1.13%

(1)	Based on a Schedule 13D filing made with the United States Securities and Exchange Commission and representations of such shareholders.

(2)	The Company has an outstanding loan to Bank Hapoalim B.M. in the approximate principal amount of $71.4 million.

(3)	Israel Discount Bank Ltd. has issued performance guarantees to the Company in the approximate aggregate amount of $11 million.

(4)	Mr. Fishman, directly and through members of the Fishman family, beneficially owns Gilat ordinary shares through the following entities (which hold Gilat ordinary shares directly or indirectly through other companies): Fishman Family Properties Management (1988) Ltd., Fishman Chains Ltd., Fishman Mifalei Kerur Ltd., E.T. Fishman Properties (1998) Ltd., Hashkaot Kedaiot Ltd., and Fish Et Ltd., all of whom are incorporated in Israel. Mr. Fishman, directly and through members of the Fishman family, is the sole shareholder of all of such entities except Fishman Chains Ltd. ( 97.5%) and Fishman Mifalei Kerur Ltd. (98%).

Related Party Transactions

Amendment to Loan Agreement with Bank Hapoalim.

        According to the terms of an amendment signed in March 2003, of the $102 million in principal amount due from us to Bank Hapoalim, (i) $25.5 million was converted into 924,430 ordinary shares, (ii) $5.1 million was converted into notes of the same principal amount, and (iii) the remaining debt amount of $71.4 million remains as a loan on revised terms. The revised terms include equal semiannual installments of principal of $4.5 million beginning on July 2, 2005, with a last installment of $8.9 million on July 2, 2012. The loan bears interest at the six-month LIBOR rate plus 2.5% and is payable semiannually together with the installments of principal. To secure the loan to Bank Hapoalim, we granted the bank a first priority security interest consisting of a floating charge over all of our assets and pledged all of the shares in Spacenet held by us. These liens are pari passu with the charges granted in the framework of the arrangement to Bank Leumi and Israeli Discount Bank.

        In November 2003, Bank Hapoalim exchanged all of their notes to ordinary shares pursuant to our exchange offer.

Agreement with SES Americom

        Under the arrangement, in March 2003, SES Americom agreed to terminate its transponder agreements with Spacenet that relate to StarBand (which is partially held by Spacenet) and to enter into a new transponder capacity agreement directly with StarBand. SES Americom also agreed to allow Spacenet to defer an outstanding debt of $3.5 million to 2003, and to defer payment of certain transponder capacity charges due in 2003 and 2004 with payment of those deferred charges to commence in 2005. The agreement reduced the aggregate amount payable to SES Americom in 2003 from $26.9 million to $16.5 million (including the $3.5 million which was deferred from 2002 to 2003 and paid by Spacenet in full in 2003). As part of this agreement, we issued SES Americom a number of ordinary shares equal to approximately 5.5% of our ordinary shares at the time of their issuance.

Consulting Agreement with Israel Literage & Supply Ltd.

        In 2003, the Company entered into a consulting agreement with Israel Literage & Supply Ltd., a company under the ownership and control of Shlomo Rodav, the Chairman of our board of directors. For more information, please see “Item 6: Directors, Senior Management and Employees — Management Employment Agreements.”

StarBand Agreements

        In 2003, we entered into a master supply services agreement, a note agreement and a financing agreement with StarBand. For more information, please see “Item 5: — Operating and Financial Review and Prospects — Additional Comments.”

Satlynx Agreement

        We are party to an investment agreement pursuant to which we are a shareholder in Satlynx S.A. For additional information, please see “Item 4: Strategic Alliance and Joint Ventures.”

Israel Discount Bank Guarantees

        Israel Discount Bank has provided us with a credit facility for guarantees of approximately $11 million to secure our performance of various projects. Our obligations to Discount Bank are secured by a second priority charge on our real property in Petach Tikva, Israel, which is pari passu with a second priority charge granted to Bank Leumi. In addition, Discount Bank has additional outstanding performance guarantees in the principal amount of approximately $1 million, which are secured by specific charges on certain of our deposits with Discount Bank in the aggregate amount of approximately $1 million.

        Discount Bank has agreed to maintain its performance guarantees for our benefit for a period of at least one year. Such amount does not include additional guarantees that have been or may be granted by Discount Bank and are or will be secured by specific charges on our deposits at Discount Bank. To secure our obligations to Discount Bank under the performance guarantees, we granted a first priority security interest in favor of Discount Bank consisting of a floating charge over all of our assets and pledged all the shares of Spacenet held by us. These charges are pari passu with the charges granted to Bank Hapoalim and Bank Leumi and are in addition to the existing charge granted to Discount Bank.

ITEM 8:	FINANCIAL INFORMATION

Consolidated Statements

        See Item 18: "Financial Statements."

Export Sales

        Gilat’s manufacturing facilities are based in Israel. Most of our products are exported out of Israel. For information on Gilat’s revenues breakdown by geographic market for the past three years, see Item 5: “Operating and Financial Review and Prospects.”

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

        In the first half of 2002, a number of securities class action lawsuits were filed against us and certain of our officers and directors in the United States District Court for the Eastern District of New York and in the United States District Court for the Eastern District of Virginia, and a request to file a class action lawsuit was filed in the Tel-Aviv, Israel District Court. The class action suits allege violations of the federal securities laws and claim that we issued material misrepresentations to the market. The class action suits in the U.S. have been consolidated into a single action in the United States District Court for the Eastern District of New York and an amended complaint has been filed. Gilat has filed a motion to dismiss the complaint, which is pending hearing by the court. The Israeli court granted a motion to stay the proceedings of the Israeli action pending the outcome of the U.S. class action proceeding. We believe the allegations against us and our officers and directors in the class action suits are without merit and are contesting them vigorously.

        We have received a letter from a supplier demanding payment of approximately $6.1 million in response to our termination of certain purchase orders. We issued a response to the vendor denying the claim and have received no communication form them in this regard since that time. We do not believe that this claim has merit and intend to vigorously defend against it.

        The Israeli customs authority is examining certain imports to determine whether we have paid the appropriate duty for the type of equipment. The investigation may result in administrative proceedings to recover approximately $1 million from us, which we will have the right to challenge. We maintains that hawse have made all required payments.

        In September 2003, Nova Mobilcom S.A., or Mobilcom filed a lawsuit against Gilat do Brasil for specific performance of an Memorandum of Understanding which provided for the sale of Gilat do Brasil, and specifically the GESAC project, to Mobilcom for an unspecified amount. Gilat is vigorously defending itself against the claims presented therein.

        In early 2002, a third party issued a letter to us claiming that it has rights to a portion of one of our subsidiaries based upon a document and certain partial payments made. We reject the legal basis for such claims and intend to vigorously defend any action if brought by the third party. A settlement is in the process of completion.

        The Brazilian tax authority has filed a claim against a subsidiary of Spacenet in Brazil, for alleged taxes due of approximately $3.7 million. In January 2004, SPC received notice of a lower administrative ruling against it in this regard, and the subsidiary filed an appeal of such ruling. The Brazilian authorities are also checking into possible criminal allegations with respect to this matter. The subsidiary denies such claim and is vigorously defending against it.

        We have also received various claims against us or our subsidiaries, some of which are in litigation, which have been alleged by former employees for commissions owed, wrongful termination and severance in the aggregate amount of approximately $1.2 million. We believe that such claims are without merit and we will defend against them vigorously.

        In addition, certain claims have been alleged against us or our subsidiaries in the aggregate amount of approximately $2.1 million for items such as agent commissions and breach of contract. We believe that such claims are without merit and will defend against them vigorously.

        We have recently received a letter from a customer for whom we are performing certain development alleging that we are in breach of contract. The aggregate amount of the agreement is approximately $750,000. We are currently in a thirty-day cure period and believe that such dispute will be resolved in the next few weeks. We believe that such claims are without merit and we will defend against them vigorously.

        In addition, from time to time, we are notified of claims that we may be infringing patents, copyrights or other intellectual property rights owned by third parties. While we do not believe we are currently infringing any intellectual property rights of third parties, we cannot assure that other companies will not, in the future, pursue claims against us with respect to the alleged infringement of patents, copyrights or other intellectual property rights owned by third parties. In addition, litigation may be necessary to protect our intellectual property rights and trade secrets, to determine the validity of and scope of the propriety rights of others or to defend against third-party claims of invalidity. Any litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business, financial condition and operating results.

        If any claims or actions are asserted against us, we may seek to obtain a license under a third party’s intellectual property rights. We cannot assure, however, that a license will be available under terms that are acceptable to us, if at all. The failure to obtain a license under a patent or intellectual property right from a third party for technology used by us could cause us to incur substantial liabilities and to suspend the manufacture of the product covered by the patent or intellectual property right. In addition, we may be required to redesign our products to eliminate infringement if a license is not available. Such redesign, if possible, could result in substantial delays in marketing of products and in significant costs. In addition, should we decide to litigate such claims, such litigation could be extremely expensive and time consuming and could materially adversely affect our business, financial condition and operating results, regardless of the outcome of the litigation.

        We are also a party to various regulatory proceedings incident to our business. To the knowledge of our management, none of such proceedings is material to us or to our subsidiaries.

Dividend Policy

        We have never paid cash dividends on our ordinary shares and cannot anticipate paying any cash dividends in the foreseeable future. We have decided to reinvest permanently the amount of tax-exempt income derived from our “Approved Enterprises” and not to distribute such income as dividends. See notes 12 and 14 of the notes to consolidated financial statements included in this annual report on Form 20-F. We may only pay cash dividends in any fiscal year out of “profits,” as determined under Israeli law. In addition, the terms of some of our financing arrangements restrict us from paying dividends to our shareholders.

        In the event we declare dividends in the future, we will pay those dividends in NIS. Because exchange rates between NIS and the dollar fluctuate continuously, a U.S. shareholder will be subject to currency fluctuation between the date when the dividends are declared and the date the dividends are paid.

Significant Changes

        On February 2, 2004, a lawsuit was filed against Gilat Florida Inc. in the U.S. District Court in Florida by Tecnologia, Sistemas y Aplicaciones SA de CV (“TSA”) of Mexico in the amount of approximately $0.6 million in pre-judgment interest for a commission allegedly owed relating to a transaction between Gilat Florida and Satmex in Mexico in 2000. We do not believe that this claim has merit and intend to vigorously defend against it.

        In February 2004, we announced that we had completed the review process with the United States Securities and Exchange Commission with respect to the Schedule 13E-3 Transaction Statement regarding our intention to acquire all of the shares of common stock of rStar Corporation not already owned by us for $0.60 per share in cash. On February 25, 2004, we commenced distribution of the Transaction Statement to rStar’s stockholders. We intend to effect a short-form merger and acquire the shares held by all other rStar stockholders in the second quarter of 2004.

        On February 24, 2004, our ordinary shares commenced trading on the Tel Aviv Stock Exchange, in addition to the Nasdaq National market.

ITEM9:	THE OFFER AND LISTING

        Our ordinary shares are quoted on the Nasdaq National Market under the symbol “GILTF.” The following table sets forth, for the periods indicated, the range of high and low closing sale price for the ordinary shares, as reported by Nasdaq. All of the reported prices have been adjusted to reflect a twenty shares for one share reverse stock split which became effective April 16, 2003.

	Price		Average Daily Trading Volume
	High	Low

Year Ended December 31, 1999:	$2,505.00	$835.00	11,312

Year Ended December 31, 2000:	$3,630.00	$507.60	19,406

Year Ended December 31, 2001:	$875.00	$40.00	25,720

Year Ended December 31, 2002:
First Quarter	$125.20	$66.00	12,222
Second Quarter	$69.8	$20.00	7,780
Third Quarter	$23.00	$9.00	9,706
Fourth Quarter	$13.80	$6.60	10,509

Year Ended December 31, 2003:
First Quarter	$9.40	$3.80	694,439
Second Quarter	$5.55	$3.30	219,406

	Price		Average Daily Trading Volume
	High	Low

Third Quarter	$6.82	$4.14	62,858
Fourth Quarter	$6.05	$4.15	134,192

Most Recent Six Months:
October	$6.05	$4.15	149,560
November	$5.49	$4.44	165,889
December	$5.19	$4.58	87,127
January	$8.66	$4.75	329,450
February	$8.62	$6.60	331,684
March (through March 10)	$8.11	$7.30	222,185

        As of March 10, 2004, there were 22,225,146 ordinary shares outstanding, and 23 record holders of ordinary shares, of which 8 represented U.S. record holders owning an aggregate of approximately 88.1% of our outstanding ordinary shares.

ITEM 10:	ADDITIONAL INFORMATION

Memorandum and Articles of Association

Registration and Purposes

        Gilat Satellite Networks Ltd. is an Israeli company registered with the Israel companies register, registration No. 52-003893-6.

        Under the Companies Law, a company may define its purposes as to engage in any lawful business and may broaden the scope of its purposes to the grant of reasonable donations for any proper charitable cause, even if the basis for any such donation is not dependent upon business considerations. Article 3A of our Articles of Association provides that Gilat’s purpose is to engage in any business permitted by law and that Gilat can also grant reasonable donations for any proper charitable cause.

Amendment of the Articles of Association

        Under the Companies Law, a company may amend its articles of association by the affirmative vote of a majority of the shares voting and present at the general meeting of shareholders or by a different voting if so provided by the company’s articles of association. Article 3 of our Articles of Association provides that the Articles of Association may be amended by a resolution approved by holders of a majority of the shares represented at a general meeting and voting on such resolution, if such amendment is recommended by the board of directors; in any other case, by a resolution approved by holders of at least 75% of the shares represented at a general meeting and voting on such resolution.

        Israeli law further provides that any amendment to the articles of association of a company that obligates a shareholder to acquire additional shares or to increase the extent of his liability shall not obligate the shareholder without his prior consent.

Amendment of the Memorandum

        Companies that were incorporated prior to the effective date of the Companies Law, such as Gilat, may amend their memorandum of association to authorize future amendments to the memorandum of association by any required voting. On November 9, 2000, Gilat’s shareholders approved an amendment to Gilat’s Memorandum of Association, by adding a provision that will authorize Gilat to amend its Memorandum of Association by the affirmative vote of a majority of the ordinary shares present and voting at the meeting.

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

Notice of General Meetings; Omission to Give Notice

        The Companies Law provides that a company whose shares are traded on an exchange must give notice of a general meeting to its shareholders of record at least twenty-one days prior to the meeting, unless the company’s articles provide that a notice need not be sent. Accordingly, Article 25(a) of our Articles of Association provides that not less than 21 days’ prior notice shall be given to shareholders of record of every General Meeting (i.e. Annual General Meetings and Special General Meetings). It further provides that notice of a General Meeting shall be given in accordance with any law and otherwise as the board of directors may determine. In addition, Article 25(c) of our Articles of Association provides that no shareholder present, in person or by proxy, at the commencement of a General Meeting shall be entitled to seek the revocation of any proceedings or resolutions adopted at such General Meeting on grounds of any defect in the notice of such meeting relating to the time or the place thereof.

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

        In 2003, we had two shareholders meetings. At the meeting held in April 2003, the following resolutions were among those adopted: the nomination of a new slate of directors, approval of an amendment to the Articles of Association, an increase of our authorized share capital and the implementation of a 20:1 reverse stock split. In September 2003, we held an additional shareholders meeting and the following resolutions were among those adopted: election of a board member to fill a vacancy, approval of directors and officers’ insurance, approval of the 2003 Stock Option Plans, approval of remuneration for non-employee directors, approval of consulting agreement with a company controlled by our Chairman of the board and approval of a settlement agreement with past executives of our company.

Quorum at General Meetings

        Under Article 6(b) of our Articles of Association, the required quorum for any general meeting of shareholders and for any class meeting is two or more shareholders present in person or by proxy and holding at least thirty-three and one-third percent (33 1/3%) of the issued shares (or of the issued shares of such class in the event of a class meeting). The required quorum in a meeting that was adjourned because a quorum was not present, shall be two shareholders present in person or by proxy. Under Article 26(c) of our Articles of Association, if the adjourned meeting was called by a shareholder(s), the quorum in the adjourned meeting shall be one or more shareholders, present in person or by proxy and holding the number of shares required to call a meeting.

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

Voting Power

        Article 31 of our Articles of Association provides that every shareholder shall have one vote for each share held by him of record or, in accordance with the definition of “shareholder” in the Companies Law, in his name with an “exchange member” and held of record by a “nominee company”, as such terms are defined in the Companies Law.

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

        Under our Articles of Association, our board of directors shall consist of not less than five and not more than nine directors as shall be determined from time to time by a majority vote at the general meeting of our shareholders. Unless resolved otherwise, our board of directors is be comprised of nine directors, if four directors are appointed by beneficial owners of seven percent or more of our issued and outstanding ordinary shares as set forth below, or seven directors, if fewer than four directors are appointed by beneficial owners of seven percent or more of our issued and outstanding ordinary shares as set forth below.

        Our Articles further provide that each beneficial owner of seven percent or more of our issued and outstanding ordinary shares shall be entitled to appoint, at each annual general meeting of our shareholders, one member to our board of directors (an “Appointed Director”), provided that a total of not more than four Appointed Directors are so appointed. In the event more than four such qualifying beneficial owners notify us that they desire to appoint an Appointed Director, only the four shareholders beneficially owning the greatest number of shares shall each be entitled to appoint an Appointed Director.

        For the purposes of the preceding paragraph, a “beneficial owner” of ordinary shares means any person or entity who, directly or indirectly, has the power to vote, or to direct the voting of, such ordinary shares. All ordinary shares beneficially owned by a person or entity, regardless of the form which such beneficial ownership takes, shall be aggregated in calculating the number of ordinary shares beneficially owned by such person or entity. All persons and entities that are affiliates (as defined below) of each other shall be deemed to be one person or entity for the purposes of this definition. For the purposes of the preceding paragraph, an “affiliate” means, with respect to any person or entity, any other person or entity controlling, controlled by, or under common control with such person or entity. “Control” shall have the meaning ascribed to it in the Israeli Securities Law – 1968, i.e. the ability to direct the acts of a company. Any person holding one half or more of the voting power of a company of the right to appoint directors or to appoint the Chief Executive Officer is presumed to have control of the company.

        The Articles further stipulate that as a condition to the appointment of an Appointed Director, any appointing shareholder that delivers to the Company a letter of appointment shall, prior to such delivery, be required to file with the SEC a Schedule 13D, or an amendment to its Schedule 13D if there is any change in the facts set forth in its Schedule 13D already on file with the SEC which discloses any such change in its holdings of ordinary shares, regardless of whether any filing or amendment is required to be filed under the rules of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder. In addition, any Appointing Shareholder shall be obligated to notify the Company in writing of any sale, transfer, assignment or other disposition of any kind of ordinary shares by such appointing shareholder that results in the reduction of its beneficial ownership to below the percentage indicated above, immediately after the occurrence of such disposition of shares but in any event not later than the earliest of (i) ten (10) days thereafter, or (ii) the next Annual General Meeting. Without derogating from the foregoing, so long as an Appointed Director serves on the board of directors, the appointing shareholder which appointed such Appointed Director shall provide the Company, upon its written request at any time and from time to time, with reasonable evidence of its beneficial ownership in the Company.

        Under our Articles of Association, so long as our ordinary shares are listed for trading on Nasdaq, we may require that any Appointed Director qualify as an “independent director” as provided for in the Nasdaq rules then in effect. In addition, in no event may a person become an Appointed Director unless such person does not, at the time of appointment, and did not, within two years prior thereto, engage, directly or indirectly, in any activity which competes with the Company, whether as a director, officer, employee, contractor, consultant, partner or otherwise.

        Under our Articles of Association, the annual general meeting of our shareholders, by the vote of the holders of a majority of the voting power represented at such meeting in person or by proxy, will elect the remaining members of the board of directors. At any annual general meeting at which Appointed Directors are appointed as set forth above, the calculation of the vote of any beneficial owner who appointed a director pursuant to the preceding paragraph shall not take into consideration, for the purpose of electing the remaining directors, ordinary shares constituting seven percent of our issued and outstanding ordinary shares held by such appointing beneficial owner.

        Appointed Directors, as set forth above, may be removed by our board of directors when the beneficial ownership of the shareholder who appointed such Appointed Director falls below seven percent of our ordinary shares. In addition, the office of an Appointed Director will expire upon the removal of the Appointed Director by the shareholder who appointed such Appointed Director or when the Appointed Director ceases to qualify as an “independent director” as set forth above.

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

Alternate Directors

        See “Item 6: Directors, Senior Management and Employees – Alternate Directors”.

External Directors

        See “Item 6: Directors, Senior Management and Employees – External Directors”.

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

        Our board of directors may elect directors as a Chairman and a Co-Chairman. The Companies Law provides that the Chairman of the Board of a company shall have a casting vote in the event of a tied vote, unless the company’s articles of association provides otherwise. Article 48 of our Articles of Association provides that neither the Chairman nor the Co-Chairman of the Board shall have a casting or additional vote.

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

Powers of Chief Executive Officer

        The Companies Law provides that transactions between a company and its “office holders”, which are not “extraordinary transactions” (as both terms are defined below), require the approval of the board of directors, unless another manner of approval is provided by the articles of association. See “Item 10: Additional Information—Interested Parties Transactions.” Accordingly, to provide Gilat’s Chief Executive Officer flexibility in hiring officers (other than directors), Article 50(b) of our Articles of Association authorizes Gilat’s Chief Executive Officer to appoint the officers and employees of Gilat (other than directors) and to determine their remuneration as long as the board of directors did not do so, and provides further that the remuneration of the four highest salaried personnel of the Company shall be approved by either the board of directors, the Audit Committee or the Compensation Committee.

        An “extraordinary transaction” is defined in the Companies Law as a transaction which is not in the company’s ordinary course of business, or is not on market terms, or that may materially affect the company’s profitability, assets or liabilities.

        An “office holder” is defined in the Companies Law as a director, general manager, chief business manager, deputy general manager, or any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title, and any other manager directly subordinate to the general manager.

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

        Regulations under the Companies Law provide that the Companies Law’s tender offer rules do not apply to a company whose shares are publicly traded either outside of Israel or both in and outside of Israel if, pursuant to the applicable foreign securities laws and stock exchange rules, there is a restriction on the acquisition of any level of control of the company or if the acquisition of any level of control of the company requires the purchaser to make a tender offer to the public shareholders.

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

Mergers

        The Companies Law provides for mergers between Israeli companies, if each party to the transaction obtains the appropriate approval of its board of directors and shareholders. A “merger” is defined in the Companies Law as a transfer of all assets and liabilities (including conditional, future, known and unknown liabilities) of a target company to another company, the consequence of which is the dissolution of the target company in accordance with the provisions of the Companies Law. For purposes of the shareholder vote of each merging entity, unless a court rules otherwise, the merger requires the approval of a majority of the shares of that entity that are not held by the other entity or are not held by any person who holds 25% or more of the shares or the right to appoint 25% or more of the directors of the other entity. Article 69A of our Articles of Association provides that a merger requires the approval of the holders of a majority of the shares voting thereon.

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

Interested Parties Transactions

        The Companies Law requires that certain transactions, actions and arrangements be approved by the Audit Committee as well as by our board of directors. In certain circumstances, in addition to Audit Committee and board of directors’ approval, approval by our shareholders at a general meeting is also required. Specifically, the approval of our Audit Committee, board of directors and shareholders is required with respect to the following:

(1)	a director’s terms of service and employment, including, among other things, grant of exemptions, insurance and indemnification;

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

        For the purpose of approvals of interested parties transactions, a “controlling shareholder” is defined under the Companies Law as: (i) a shareholder having the ability to direct the acts of the company (for this purpose, any person holding one half or more of the voting power of the company or of the right to appoint directors or the Chief Executive Officer is presumed to have control of the company); or (ii) the holder of twenty five percent or more of the voting rights at the general meeting of the company, if there is no other person holding more than fifty percent of such rights (for this purpose, two or more holders having a personal interest in the transaction shall be deemed to be joint holders).

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

        The disclosure provisions of the Companies Law require certain disclosure to be made to the Company in connection with interested parties transactions, as follows:

•	an office holder or a controlling shareholder promptly disclose any direct or indirect personal interest (excluding personal interest caused by the holding of Company shares) that he may have, and all related information known to him, in connection with any existing or proposed transaction by the Company;

•	in the event of a private placement that will increase the holdings of any shareholder holding more than five percent of our outstanding share capital, or that will cause any person to become, as a result of the issuance, a holder of more than five percent of our outstanding share capital, such shareholder must promptly disclose to the Company any personal interest he may have in such private placement; and

•	any of our shareholders voting on any transaction with a controlling shareholder as set forth above must inform the Company prior to the voting, or on the proxy card if applicable, of any personal interest he has in the transaction. The vote of a shareholder who does not inform the Company with respect to any such interest shall not be counted.

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

Exemption, Indemnification and Insurance of Directors and Officers

        The Companies Law describes the fiduciary duty of an office holder as a duty to act in good faith and for the benefit of the company, including by refraining from actions in which he has a conflict of interest or that compete with the company’s business, refraining from exploiting a business opportunity of the company in order to gain a benefit for himself or for another person, and disclosing to the company any information and documents which are relevant to the company and that were obtained by him in his or her capacity as an office holder. The duty of care is defined as an obligation of caution of an office holder that requires the office holder to act at a level of competence at which a reasonable office holder would have acted in the same position and under the same circumstances, including by adopting reasonable means for obtaining information concerning the profitability of the act brought for his approval.

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

        A company may also procure insurance of an office holder’s liability in consequence of an act performed in the scope of his office, in the following cases: (a) a breach of the duty of care of such office holder, (b) a breach of the fiduciary duty, only if the office holder acted in good faith and had reasonable grounds to believe that such act would not be detrimental to the company, or (c) a monetary obligation imposed on the office holder for the benefit of another person.

        A company may not indemnify an office holder against, nor enter into an insurance contract which would provide coverage for, any monetary liability incurred as a result of any of the following:

•	a breach by the office holder of his fiduciary duty unless the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach by the office holder of his duty of care if such breach was done intentionally or recklessly;

•	any act or omission done with the intent to derive an illegal personal gain; or

•	any fine or penalty levied against the office holder as a result of a criminal offense.

        In addition, under the Companies Law, indemnification of, and procurement of insurance coverage for a company’s office holders, must be approved by the company’s audit committee and board of directors and, in specified circumstances, by the company’s shareholders.

        Our Articles of Association allow us to exempt any office holder to the maximum extent permitted by law, before or after the occurrence giving, rise to such exemption. Our Articles of Association also provide that we may indemnify any past or present office holder, to the maximum extent permitted by law, against any liabilities he or she may incur in such capacity, limited with respect (i) to the categories of events that can be foreseen in advance by our board of directors when authorizing such undertaking and (ii) to the amount of such indemnification as determined retroactively by our board of directors to be reasonable in the particular circumstances. Similarly, we may also agree to indemnify an office holder for past occurrences, whether or not we are obligated under any agreement to provide such indemnification. We have obtained directors’ and officers’ liability insurance covering our officers and directors and those of our subsidiaries for certain claims.

        Our Articles of Association also allow us to procure insurance covering any past or present officer holder against any liability which he or she may incur in such capacity, to the maximum extent permitted by law. Such an insurance may also cover the Company for indemnifying such office holder.

Israeli Taxation

        The following is a short summary of certain Israeli income tax and capital gains tax consequences for nonresidents and residents of Israel holding our ordinary shares. The summary is based on provisions of the Israeli Income Tax Ordinance (new version) and additional and complementary tax regulations promulgated thereunder, and on administrative and judicial interpretations, all as currently in effect, and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. There might be changes in the tax rates and in the circumstances in which they apply, and other modifications which might change the tax consequenses to you. The summary is intended for general purposes only, not exhaustive of all possible tax considerations. The discussion is not intended and should not be construed as legal or professional tax advice and is not exhaustive of all possible tax considerations.

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

Tax Consequences to Nonresidents of Israel

        Nonresidents of Israel are subject to income tax on income accrued or derived from sources in Israel or received in Israel. These sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. Gilat is required to withhold income tax at the rate of 25% (15% for dividends generated by an Approved Enterprise) on all distributions of dividends other than bonus shares (stock dividends), unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. Under the income tax treaty between the United States and Israel (the “Treaty”), the maximum tax on dividends paid to a holder of ordinary shares who is a U.S. resident (as defined in the Treaty) is 25%. Israel presently has no estate or gift tax.

        Capital Gains

        Israeli law imposes a capital gains tax on capital gains derived from the sale of securities and other Israeli capital assets, including shares. The capital gain or loss amount is equal to the consideration received by the holder for the shares less the holder’s tax basis in the shares. Gains from sales of our ordinary shares will be tax exempted for nonresidents of Israel if the shares are quoted on the Nasdaq National market or listed for trading on a stock exchange recognized by the Israeli Ministry of Finance. If our shares are delisted, gains from sales of ordinary shares will be subject to 25% capital gain tax on the capital gain derived since December 31, 2002, and 36% capital gain tax for companies and up to 50% capital gain tax for individuals on the capital gain derived until December 31, 2002, while the allocation of the gain between the two periods is proportional to the holding periods until December 31, 2002, and after December 31, 2002 and certain withholding obligations may apply unless a reduced rate or an exemption is provided under any tax treaty applicable to the specific holder.

        For residents of the United States holding less than 10% of our shares at any time in the twelve months before the sale, under the treaty between Israel and the U.S., capital gains from the sale of capital assets are generally exempt from Israeli capital gains tax with respect to the exeptions stated in the treaty. For residents of other countries, the purchaser of the shares may be required to withhold capital gains tax at a rate of 30% on all amounts received for the sale of our ordinary shares, for so long as the capital gain from such a sale is not exempt from Israeli capital gains tax, and unless a different rate is provided in a treaty between Israel and the stockholder’s country of residence.

        Dividends

        Nonresidents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income may include dividends on our ordinary shares. For residents of the United States, under the treaty between Israel and the U.S., the maximum tax on dividends paid to a U.S. resident (as defined in the treaty) holding Gilat ordinary shares that Gilat is required to withhold is 25%. For residents of other countries, unless a different rate is provided in a treaty between Israel and the stockholder’s country of residence, Gilat may be required to withhold income tax at the maximum rate of 25% on all distributions of dividends other than stock dividends.

        Filing of Tax Returns in Israel

        A nonresident of Israel who receives interest, dividend or royalty income derived from or accrued in Israel, from which tax was withheld at the source, is generally exempt from the duty to file tax returns in Israel with respect to such income, provided such income was not derived from a business conducted in Israel by the taxpayer.

Tax Consequences to Residents of Israel

        Capital Gains

        Israeli law imposes a capital gains tax on capital gains derived from the sale of securities and other Israeli capital assets, including shares by Israeli residents. The capital gain or loss amount is equal to the consideration received by the holder for the shares less the holder’s tax basis in the shares. Under current law, effective commencing January 1, 2003, gains from sales of ordinary shares incurred after December 31, 2002, are subject to 15% capital gains tax for individuals and Israeli companies not subject to the Income Tax Law (Inflation Adjustments) – 1985 (the “Adjustment Law”) and 36% capital gain tax for Israeli companies subject to the Adjustment Law if the ordinary shares are quoted on the Nasdaq National market or listed on a stock exchange recognized by the Israeli Ministry of Finance. For individuals and Israeli companies not subject to the Adjustment Law the purchase price for purposes of capital gains commencing January 1, 2003, for shares purchased before this date, will be the higher of the tax basis or the average market value in the three days before January 1, 2003 . Gains incurred until December 31, 2002, are exempt from capital gains tax for so long as (i) the ordinary shares are listed on a stock exchange recognized by the Israeli Ministry of Finance and (ii) Gilat Qualifies as an Industrial Company or Industrial Holding Company under the law for Encouragement of Industry (Taxes)- 1969. We believe that we qualify as an Industrial Company under the law for Encouragement of Industry (Taxes)- 1969. Gains incurred until December 31, 2002 are subject to 36% capital gains tax for Israeli companies subject to the adjustment law. If our shares are delisted, gains from sales of ordinary shares will be subject to 25% capital gain tax on the capital gain derived since December 31, 2002, and 36% capital gain tax for companies and up to 50% capital gain tax for individuals on the capital gain derived until December 31, 2002, while the allocation of the gain between the two periods is proportional to the holding periods until December 31, 2002, and after December 31, 2002 and certain withholding obligations may apply.

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

        Tax Consequences of the restructuring of debt arrangements to the Company

        The Company obtained a ruling from the Israeli Tax Authorities regarding the tax treatment of the March 2003 arrangement. According to the ruling (i) a payment of $1.1 million was due after the completion of the arrangement; (ii) the capital gains for tax purposes according to the ruling was decreased from the tax basis of the Company’s assets as of January 1, 2001; (iii) an amount equal to the difference between the part of our debt to Bank Hapoalim that was converted into ordinary shares under the arrangement and the value of our ordinary shares that were issued in consideration for that part of the debt was considered as taxable income in tax year 2003; (iv) the value of our ordinary shares for the purposes of the ruling is considered $0.5 per share; (v) the Company’s tax returns beginning with the 2001 tax year will be submitted according to the ruling; (vi) the ruling can not be used by the holders of the old notes as approval of their losses by the Israel Tax Authorities and the ruling shall not otherwise apply to the holders of the old notes; and (vii) we committed not to transfer our activities abroad or, for tax purposes, cease to be considered an Israeli resident.

        We did not apply for a ruling regarding the tax treatment of the November 2003 conversion of debt to equity. We believe we have enough carry forward tax losses to offset the income from this event.

U.S. Taxation

        The following discussion is a general summary of the material U.S. federal income tax considerations applicable to U.S. Holders (as defined below) of ordinary shares, who hold such instruments as capital assets (generally, property held for investment). This summary is based on provisions of the Code, existing and proposed U.S. Treasury regulations and administrative and judicial interpretations in effect as of the date of this annual report. All of these authorities are subject to change (possibly with retroactive effect) and to differing interpretations. In addition, this summary does not discuss all aspects of U.S. federal income taxation that may be applicable to investors in light of their particular circumstances or to investors who are subject to special treatment under U.S. federal income tax law, including:

•	insurance companies;

•	dealers in stocks or securities;

•	financial institutions;

•	tax-exempt organizations;

•	persons subject to the alternative minimum tax;

•	persons holding their shares as part of a straddle, hedging, conversion or integrated transactions;

•	persons who acquired their ordinary shares through the exercise or cancellation of employee stock options or otherwise as compensation for services;

•	persons having a functional currency other than the U.S. dollar; or

•	direct, indirect or constructive owners of 10% or more of the outstanding voting shares of Gilat.

        EACH U.S. HOLDER IS URGED TO CONSULT WITH ITS TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF ITS HOLDINGS, INCLUDING THE EFFECTS OF FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

        As used herein, the term “U.S. Holder” means a beneficial owner of an ordinary share who is, for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if (i) (A) a U.S. court is able to exercise primary supervision over the trust's administration and (B) one or more U.S. persons have the authority to control all of the trust's substantial decisions, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to e treated as a U.S. person.

Dividends Paid on Ordinary Shares

        Subject to the discussion of the passive foreign investment company or PFIC rules below, a U.S. Holder generally will be required to include in gross income as ordinary dividend income the amount of any distributions paid on the ordinary shares (including the amount of any Israeli taxes withheld) to the extent that such distributions are paid out of Gilat’s current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions in excess of Gilat’s earnings and profits as so determined will be applied against and will reduce the U.S. Holder’s tax basis in its ordinary shares and, to the extent they are in excess of such tax basis, will be treated as gain from a sale or exchange of such ordinary shares. Gilat’s dividends will not qualify for the dividends-received deduction otherwise available to U.S. corporations. In the event that Gilat pays cash dividends, such dividends will be paid in Israeli currency. Dividends paid in NIS (including the amount of any Israeli taxes withheld therefrom) will be includible in the gross income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day they are received by the U.S. Holder. Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is includible in the income of the U.S. Holder to the date such payment is converted into U.S. dollars generally will be treated as U.S. source ordinary income or loss.

        Under recently enacted amendments to the Code, dividends received by non-corporate taxpayers from certain foreign corporations generally are subject to U.S. federal income tax at a reduced maximum tax rate of 15 percent through December 31, 2008. Dividends received with respect to ordinary shares should qualify for the 15 percent rate provided that Gilat is entitled to benefits under the income tax treaty between the United State and Israel (the “Treaty”). Gilat believes that it is entitled to benefits under the Treaty. The rate reduction does not apply to dividends received from PFICs, see discussion below, or in respect of certain short-term or hedged positions in common stock or in certain other situations. The legislation enacting the reduced tax rate contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate. See discussion below. U.S. Holders of ordinary shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

        Any dividends paid by Gilat to a U.S. Holder on the ordinary shares generally will be treated as foreign source passive income for U.S. foreign tax credit purposes. Subject to the limitations set forth in the Code, U.S. Holders may elect to claim a foreign income tax credit against their U.S. federal tax liability for Israeli income tax withheld from dividends received on ordinary shares. A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on ordinary shares if the U.S. Holder has not held the ordinary shares for a certain minimum period or to the extent such U.S. Holder is under an obligation to make certain related payments with respect to substantially similar or related property. Further, there are special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to a reduced tax rate under the recently enacted amendments to the Code, see discussion above. The rules relating to the determination of the foreign tax credit are complex, and each U.S. Holder should consult with its tax advisor to determine whether and to what extent it is entitled to such credit. U.S. Holders who do not elect to claim a foreign tax credit may instead claim a deduction from the gross income for Israeli income tax withheld, but only for a year in which the U.S. Holder elects itemize deductions.

Sale or Disposition of Ordinary Shares

        Subject to the discussion of passive foreign investment company rules below, upon the sale or other disposition of ordinary shares, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the disposition and such holder’s adjusted tax basis in the ordinary shares disposed of. Gain or loss upon the disposition of ordinary shares will be long-term capital gain or loss if, at the time of the disposition, the U.S. Holder’s holding period for the ordinary shares disposed of exceeds one year. An accrual basis U.S. Holder may elect the same treatment required of cash basis taxpayers with respect to a sale or disposition of ordinary shares, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the Internal Revenue Service. In the event that an accrual basis U.S. Holder does not elect to be treated as a cash basis taxpayer (pursuant to the Treasury regulations applicable to foreign currency transactions), such U.S. Holder may have a foreign currency gain or loss for U.S. federal income tax purposes because of differences between the U.S. dollar value of the currency received prevailing on the trade date and the settlement date. Any such currency gain or loss would be treated as ordinary income or loss and would be in addition to gain or loss, if any, recognized by such U.S. Holder on the sale or disposition of such ordinary shares.

Passive Foreign Investment Company

        For U.S. federal income tax purposes, Gilat will be considered a PFIC for any taxable year in which either (i) 75% or more of its gross income is passive income, or (ii) at least 50% of the average value of all of its assets for the taxable year produce or are held for the production of passive income. For this purpose, passive income includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. If Gilat were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. Holders owning ordinary shares. Accordingly, you are urged to consult your tax advisors regarding the application of such rules.

        Based on Gilat’s current and projected income, assets and activities, Gilat believes that it is not currently a PFIC. However, because the determination of whether Gilat is a PFIC is based upon the composition of its income and assets from time to time, there can be no assurances that Gilat will not become a PFIC for any future taxable year.

        If Gilat were treated as a PFIC for any taxable year, then, unless you elect either to treat your investment in ordinary shares as an investment in a “qualified electing fund”, or a QEF election, or to “mark-to-market” your ordinary shares, as described below, dividends would not qualify for the reduced maximum tax rate, discussed above, and

•	you would be required to allocate income recognized upon receiving certain dividends or gain recognized upon the disposition of ordinary shares ratably over the holding period for such ordinary shares,

•	the amount allocated to each year during which Gilat is considered a PFIC other than the year of the dividend payment or disposition would be subject to tax at the highest individual or corporate tax rate, as the case may be, in effect for that year and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year,

•	gain recognized upon the disposition of ordinary shares would be taxable as ordinary income, and

•	you would be required to make an annual return on IRS Form 8621 regarding distributions received with respect to ordinary shares and any gain realized on your ordinary shares.

        If you make either a timely QEF election or a timely mark-to-market election in respect of your ordinary shares, you would not be subject to the rules described above. If you make a timely QEF election, you would be required to include in your income for each taxable year your pro rata share of Gilat’s ordinary earnings as ordinary income and your pro rata share of Gilat’s net capital gain as long-term capital gain, whether or not such amounts are actually distributed to you. You would not be eligible to make a QEF election unless Gilat complies with certain applicable information reporting requirements.

        Alternatively, if the ordinary shares are considered “marketable stock” and if you elect to “mark-to-market” your ordinary shares, you will generally include in income any excess of the fair market value of the ordinary shares at the close of each tax year over your adjusted basis in the ordinary shares. If the fair market value of the ordinary shares had depreciated below your adjusted basis at the close of the tax year, you may generally deduct the excess of the adjusted basis of the ordinary shares over its fair market value at that time. However, such deductions generally would be limited to the net mark-to-market gains, if any, that you included in income with respect to such ordinary shares in prior years. Income recognized and deductions allowed under the mark-to-market provisions, as well as any gain or loss on the disposition of ordinary shares with respect to which the mark-to-market election is made, is treated as ordinary income or loss.

Backup Withholding and Information Reporting

        Payments in respect of ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and to U.S. backup withholding tax at a rate equal to the fourth lowest income tax rate applicable to individuals (which, under current law, is 28%). Backup withholding will not apply, however, if you (i) are a corporation or come within certain exempt categories, and demonstrate the fact when so required, or (ii) furnish a correct taxpayer identification number and make any other required certification.

        Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s U.S. tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

        Any U.S. holder who holds 10% or more in vote or value of our ordinary shares will be subject to certain additional United States information reporting requirements.

Documents on Display

        We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, as applicable to “foreign private issuers” as defined in Rule 3b-4 under the Exchange Act, and in accordance therewith, we are required to file annual and interim reports and other information with the Securities and Exchange Commission.

        As a foreign private issuer, we are exempt from certain provisions of the Exchange Act. Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, transactions in our equity securities by our officers and directors are exempt from reporting as are the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act . We make our Securities and Exchange Commission filings electronically and they are available on the Securities and Exchange Commission’s website. We began filing through the EDGAR system beginning in November 2002. We are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we will distribute annually to our shareholders an annual report containing financial statements that have been examined and reported on, with an opinion expressed by, an independent public accounting firm.

        This annual report and the exhibits thereto and any other document that we have to file pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the Securities and Exchange Commission public reference room at 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549. You may obtain information on the operation of the Securities and Exchange Commission’s public reference room in Washington, D.C. by calling the Securities and Exchange Commission at 1-800-SEC-0330 and may obtain copies of our filings from the public reference room by calling (202) 942-8090.

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

Exchange Rate Risk Management

        Our functional currency and that of most of our subsidiaries is the dollar. Accordingly, we attempt to protect ourselves against exposure arising from the difference between assets and liabilities in each currency other than the dollar, or “Balance Sheet Exposure”. We strive to limit our exposure through “natural” hedging, i.e., attempting to maintain similar levels of assets and liabilities in any given currency, to the extent possible. However, this method of “natural” hedging is not always achievable.

Interest Rate Risk Management

        Due to the existence of assets and liabilities with different interest rates and maturity dates, we are exposed to changes in interest rates.

        The table below details the Balance Sheet Exposure by currency and interest rates:

Expected Maturity Dates
	2004	2005	2006	2007	2008 and thereafter
(In thousands)
Assets:
Short-term restricted cash - in U.S. dollars Weighted interest rate	$6,504 1.13%	- -	- -	- -	- -
Restricted cash held by Trustees - in U.S. dollars Weighted interest rate	$22,333 1.5%	- -	- -	- -	- -
Restricted cash held by Trustees - in other currency Weighted interest rate	$4,323 7.08%	- -	- -	- -	- -
Long-term restricted cash - in U.S. dollars: Weighted interest rate	- -	$7,988 1.18%	- -	- -	$5,676 1.10%
Liabilities:
Short-term bank credit In U.S. dollars: Weighted interest rate	$1,676 1.90%	- -	- -	- -	- -
In NIS: Weighted interest rate	$94 18.86%	- -	- -	- -	- -
Long-term loans (including current naturities) In U.S. dollars: Weighted interest rate In other currency: Weighted interest rate	$2,731 1.93% $269 6.21%	$11,915 3.64% $285 6.21%	$16,351 3.76% $195 6.21%	$15,531 3.99% $668 6.21%	$65,857 3.99% $5,724 6.21%
Converted subordinated notes - in U.S. dollars: Weighted interest rate	- -	- -	- -	- -	$4,974 4.00%
Long-term other - in NIS (including current maturities): Weighted interest rate	$947 5.20%	$947 5.20%	$1,166 5.20%	- -	- -

        For details regarding long-term restricted cash, please see “Item 5: Liquidity and Capital Resources.”

        For details regarding long-term loans from banks and the convertibles notes, please see ‘Item 4: Details Regarding the Restructuring of our Debt in 2003.”

ITEM 12:	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not Applicable.

PART II

ITEM 13:	DEFAULTS, DIVIDENDS, ARREARAGES AND DELINQUENCIES

        Not Applicable.

ITEM 14:	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        Not Applicable.

ITEM 15:	CONTROLS AND PROCEDURES

        Our chief executive officer and principal financial officer have evaluated our disclosure controls and procedures (as defined in Rule 13a-14(c) to the Securities and Exchange Act of 1934) within 90 days prior to the filing of this Annual Report on Form 20-F and have determined that such disclosure controls and procedures are effective to ensure that information required to be disclosed in our filings under the Securities Exchange Act of 1934 with respect to the Company and its consolidated subsidiaries is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.

        We evaluate our internal controls for financial reporting purposes on a regular basis. If we identify a problem in our internal controls during the course of our evaluations, we consider what revision, improvement and/or correction to make in order to ensure that our internal controls are effective. We are currently in the process of enhancing our internal controls. We anticipate that implementation of these enhancements may continue through the end of2005. Pending full implementation of these enhancements, we have instituted additional procedures and policies to preserve our ability to accurately record, process and summarize financial data and prepare financial statements for external purposes that fairly present our financial condition, results of operations and cash flows.

        It is our intent that the internal controls be conceived to provide adequate, but not absolute, assurance that the objectives of the controls are met on a consistent basis. Management plans to continue its review of internal controls and disclosure procedures on an ongoing basis.

        We have made no significant changes in internal controls, or other factors that could significantly affect internal controls, including any corrective actions with regard to significant deficiencies or material weaknesses. We intend to continue to refine our internal controls on an ongoing basis as we deem appropriate with a view towards making improvements.

        It should be noted that any system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system are met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events. Because of these and other inherent limitations of control systems, there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

PART III

ITEM 16:	AUDIT COMMITTEE FINANCIAL EXPERT

        Our board of directors has determined that Mr. Milgrom and Mr. Chitayat meet the definition of an audit committee financial expert, as defined in Item 401 of Regulation S-K.

ITEM 16B.	CODE OF ETHICS

        We have adopted a Code of Ethics for executive and financial officers, that also applies to all of our employees. The Code of Ethics is publicly available on our website at www.gilat.com. Written copies are available upon request. If we make any substantive amendments to the Code of Ethics or grant any waivers, including any implicit waiver, from a provision of this code to our chief executive officer, principal financial officer or corporate controller, we will disclose the nature of such amendment or waiver on our website.

ITEM 16C.	PRINCIPAL ACCOUNTING FEES AND SERVICES

Fees Paid to Independent Auditors

        The following table sets forth, for each of the years indicated, the fees paid to our independent auditors and the percentage of each of the fees out of the total amount paid to the auditors.

	Year Ended December 31,
	2002		2003
Services Rendered	Fees	Percentages	Fees	Percentages
Audit (1)	$ 490,113	55.3%	$ 600,316	61.9%
Audit-related (2)	226,462	25.5%	194,044	20.0%
Tax (3)	164,105	18.5%	175,251	18.1%
Other (4)	5,782	0.7%	0	0.0%
Total	$886,462	100.0%	$969,611	100.0%

(1)	Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(2)	Audit-related fees relate to assurance and associated services that traditionally are performed by the independent auditor, including: accounting consultation and consultation concerning financial accounting and reporting standards.

(3)	Tax fees relate to tax compliance, planning, and advice.

(4)	Other fees include services related to consulting services provided to two of our subsidiaries.

Policies and Procedures

        Our Audit Committee has adopted a policy and procedures for the approval of audit and non-audit services rendered by our independent auditors, Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global. The policy generally requires the Audit Committee’s approval of the scope of the engagement of our independent auditor or on an individual basis. The policy prohibits retention of the independent auditors to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act of 2002 or the rules of the SEC, and also considers whether proposed services are compatible with the independence of the public auditors.

ITEM 16D.	EXEMPTIONS FROM THE LISTING REQUIREMENTS AND STANDARDS FOR AUDIT COMMITTEE

        Not applicable.

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATES AND PURCHASERS

Issuer Purchase of Equity Securities

        In the year 2003, we did not engage in the purchasing of any of our own stock.

ITEM 17:	NOT APPLICABLE

ITEM 18:	FINANCIAL STATEMENTS

        The Consolidated Financial Statements and related notes required by this item are contained on pages F-1 through F-61 hereof.

ITEM 19:	EXHIBITS

1.1	Memorandum of Association, as amended. Previously filed as Exhibit 1.1 to Gilat’s Annual Report on Form 20-F for the fiscal year ending December 31, 2000, which Exhibit is incorporated herein by reference.

1.2	Articles of Association, as amended and restated.

2.1	Form of 4.00% Convertible Subordinated Note due 2012. Previously filed as Exhibit T3C to the Registration Statement on Form F-3 (No. 022-38667) which Exhibit is incorporated herein by reference.

4.1	Agreement between the Company and Bank Hapoalim B.M. dated March 6, 2003. Previously filed as Exhibit 4.1 to our Annual report on Form 20-F for the fiscal year ending December 31, 2002, which Exhibit is incorporated herein by reference.

4.2	Sublease and Master Deed of Lease dated as of March 28, 2001 by and among BP III Leasco, LLC as Sublessor, BP Tysons, LLC as Landlord and Spacenet Real Estate Holdings, LLC as Sublessee and Master Tenant. Previously filed as Exhibit 4.7 to Gilat’s Annual Report on Form 20-F for the fiscal year ending December 31, 2000, which Exhibit is incorporated herein by reference.

4.10	Acquisition Agreement, among Gilat Satellite Networks (Holland) BV, Gilat Satellite Networks Ltd., Spacenet International Holdings Inc., Spacenet International Ventures Inc., Gilat Satellite Networks (Luxembourg) S.A. dated April 2002. Previously filed as Exhibit 4.8 to the Annual Report on Form 20-F for the fiscal year ending December 31, 2001, which Exhibit is incorporated herein by reference.

8.1	List of subsidiaries. Previously filed as Exhibit 8.1 to our Annual Report on Form 20-F for the fiscal year ending December 31, 2001, which Exhibit is incorporated herein by reference.

10.1	Consent Kost Forer Gabbay and Kasierer, a member of Ernst & Young Global.

10.2	Consent of KPMG Accountants N.V.

10.3	Consent of Berman Hopkins Wright & LaHam, CPAs LLP.

10.4	Consent of Grant Thorton LLP.

31.1	Certification by Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification by Principal Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification by Chief Executive Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification by Principal Financial Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2003

IN U.S. DOLLARS

INDEX

Page

Report of Independent Auditors	F-2

Consolidated Balance Sheets	F-3 - F4

Consolidated Statements of Operations	F-5

Statements of Changes in Shareholders’ Equity (Deficiency)	F-6

Consolidated Statements of Cash Flows	F-7 - F-9

Notes to Consolidated Financial Statements	F-10 - F-58

Reports of Independent Auditors With Respect to Consolidated Subsidiares	F-59 - F-61

ERNST &YOUNG

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of

GILAT SATELLITE NETWORKS LTD.

        We have audited the accompanying consolidated balance sheets of Gilat Satellite Networks Ltd. (“the Company”) and its subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of operations, changes in shareholders’ equity (deficiency) and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements, based on our audits. We did not audit the financial statements of certain consolidated subsidiaries, which statements reflect total revenues of approximately 25% for the year ended December 31, 2001, of the related consolidated totals. Those financial statements were audited by other auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for these subsidiaries, is based solely on the reports of the other auditors.

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

        In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2002 and 2003, and the consolidated results of their operations and cash flows, for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

        As discussed in Note 3p to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets” effective in 2002.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
February 16, 2004	A Member of Ernst & Young Global

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS U.S. dollars in thousands

	December 31,
ASSETS	2002	2003

CURRENT ASSETS:
Cash and cash equivalents	$48,072	$51,781
Short-term bank deposits	1,663	-
Short-term restricted cash	12,151	6,504
Restricted cash held by trustees	-	26,656
Trade receivables (net of allowance for doubtful accounts: 2002 - $17,041; 2003 - $18,102) *)	55,459	37,177
Inventories	74,978	37,760
Receivables in respect of capital leases, prepaid expenses and other accounts receivable	47,113	30,761

Total current assets	239,436	190,639

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term restricted cash	10,733	13,664
Severance pay fund	7,664	7,343
Long-term note	1,000	-
Long-term trade receivables, receivables in respect of capital leases and other receivables, net	31,427	39,112

	50,824	60,119

PROPERTY AND EQUIPMENT, NET	162,905	141,581

INTANGIBLE ASSETS AND DEFERRED CHARGES, NET	21,049	9,617

Total assets	$474,214	$401,956

*)	Includes $1,402 and $0 resulting from transactions with related parties as of December 31, 2002 and 2003, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS U.S. dollars in thousands (except share data)

	December 31,
	2002	2003
LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)

CURRENT LIABILITIES:
Short-term bank credit	$1,826	$1,770
Current maturities of long-term loans	8,197	3,000
Trade payables *)	26,507	25,715
Accrued expenses *)	37,592	35,040
Short-term advances from customer held by trustees	-	11,124
Other accounts payable *)	37,787	39,500

Total current liabilities	111,909	116,149

LONG-TERM LIABILITIES:
Accrued severance pay	8,412	7,151
Long-term advances from customer held by trustees	-	28,395
Long-term loans, net of current maturities *)	145,140	116,526
Accrued interest related to restructured debt	-	20,540
Other long-term liabilities *)	19,193	15,762
Excess of losses over investment in affiliates	-	2,543
Convertible subordinated notes	358,648	15,543

Total long-term liabilities	531,393	206,460

COMMITMENTS AND CONTINGENCIES

MINORITY INTEREST	3,827	2,946

SHAREHOLDERS’ EQUITY (DEFICIENCY):
Share capital - Ordinary shares of NIS 0.2 par value: Authorized - 15,000,000 and 27,500,000 as of December 31, 2002 and 2003, respectively; Issued and outstanding - 1,192,280 and 22,225,146 shares as of December 31, 2002 and 2003, respectively	70	980
Additional paid in capital	617,797	718,225
Accumulated other comprehensive loss	(8,165)	(3,818)
Accumulated deficit	(782,617)	(638,986)

Total shareholders’ equity (deficiency)	(172,915)	76,401

Total liabilities and shareholders’ equity (deficiency)	$474,214	$401,956

*)	Includes the following balances resulting from transactions with related parties as of December 31, 2002 and 2003: Trade payables - $3,211 and $0, respectively; Accrued expenses - $5,706 and $3,967, respectively; Other accounts payable - $3,281 and $1,322, respectively; Other long-term liabilities - $0 and $2,125, respectively; Long-term loans, net of current maturities - $0 and $71,400, respectively; Accrued interest related to restructured debt - $0 and $14,403, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2001	2002	2003
Revenues:
Products *)	$279,297	$130,011	$120,776
Services *)	106,732	78,744	69,401

	386,029	208,755	190,177

Cost of revenues:
Products	194,374	107,527	96,423
Services *)	94,665	61,501	54,690
Write-off of inventories	59,790	20,107	6,434

	348,829	189,135	157,547

Gross profit	37,200	19,620	32,630

Research and development expenses, net *)	35,634	25,066	16,949
Selling, marketing, general and administrative expenses *)	121,486	86,227	71,720
Provision and write-off of doubtful accounts and capital lease receivables **)	134,614	34,714	1,383
Impairment of goodwill	50,580	13,049	5,000
Impairment of tangible and intangible assets	42,982	50,666	26,912
Restructuring charges	30,284	-	3,905

Operating loss	(378,380)	(190,102)	(93,239)
Financial expenses, net	(21,334)	(21,324)	(3,256)
Gain from restructuring of debts	-	-	244,203
Other income	-	-	954
Write-off of investments in affiliated and other companies	(28,007)	(51,379)	3,300

Income (loss) before taxes on income	(427,721)	(262,805)	151,962
Taxes on income	974	929	9,690

Income (loss) after taxes on income	(428,695)	(263,734)	142,272
Equity in profits (losses) of affiliated companies	(252)	(29,334)	488
Minority interest in losses of a subsidiary	5,889	3,517	871

Income (loss) from continuing operations, before cumulative effect of a change in an accounting principle	(423,058)	(289,551)	143,631

Loss from cumulative effect of a change in an accounting principle	-	(56,716)	-
Loss from discontinued operations	(6,054)	(1,937)	-

Net income (loss)	$(429,112)	$(348,204)	$143,631

Earnings (loss) per share from continuing operations:
Basic	$(362.2)	$(245.6)	$12.1

Diluted	$(362.2)	$(245.6)	$11.2

Basic and diluted loss per share from cumulative effect of a change in an accounting
principle	$-	$(48.2)	$-

Basic and diluted loss per share from discontinued operation	$(5.2)	$(1.6)	$-

Net earnings (loss) per share:
Basic	$(367.4)	$(295.4)	$12.1

Diluted	$(367.4)	$(295.4)	$11.2

Weighted average number of shares used in computing net earnings (loss) per share:
Basic	1,168	1,179	11,881

Diluted	1,168	1,179	12,819

*)	Includes the following income (expenses) resulting from transactions with related parties for the years ended December 31, 2001, 2002 and 2003: products revenues - $24,947, $5,300 and $7,126, respectively; services revenues - $25,070, $1,450 and $415, respectively; cost of services - $(36,078), $(19,695) and $(14,444), respectively; research and development expenses, net - $4,000, $0 and $1,450, respectively; selling, marketing, general and administrative expenses - $0, $253, and $(390), respectively.

**)	In 2001, primarily Starband (see Note 1c).

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIENCY) U.S. dollars in thousands

	Number of ordinary shares (in thousands)	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total comprehensive income (loss)	Total shareholders’ equity (deficiency)
Balance as of January 1, 2001	1,168	$69	$617,327	$(3,440)	$(5,301)		$608,655
Exercise of options, net	2	*) -	47	-	-		47
Comprehensive loss - Foreign currency translation
adjustments	-	-	-	(2,270)	-	$(2,270)	(2,270)
Net loss	-	-	-	-	(429,112)	(429,112)	(429,112)

Total comprehensive loss						$(431,382)

Balance as of December 31, 2001	1,170	69	617,374	(5,710)	(434,413)		177,320
Exercise of options, net	*) -	*) -	5	-	-		5
Stock compensation related to options issued to a
consultant	-	-	107	-	-		107
Issuance of shares in consideration for the
acquisition of rStar	22	1	311	-	-		312
Foreign currency translation adjustments from the
disposal of European subsidiaries	-	-	-	2,117	-		2,117

Comprehensive loss - Foreign currency translation
adjustments	-	-	-	(4,572)		$(4,572)	(4,572)
Net loss	-	-	-	-	(348,204)	(348,204)	(348,204)

Total comprehensive loss						$(352,776)

Balance as of December 31, 2002	1,192	70	617,797	(8,165)	(782,617)		(172,915)
Issuance of shares as a result of restructuring of
debt on March 14, 2003	11,795	500	54,677	-	-		55,177
Issuance of shares as a result of restructuring of
debt on November 10, 2003	9,209	409	44,628	-	-		45,037
Exercise of options, net	29	1	35	-	-		36
Stock compensation related to options issued in a
subsidiary	-	-	764	-	-		764

Stock compensation related to repricing of options
issued to an employee		-	91	-	-		91

Stock compensation related to options issued to a
consultant		-	233	-	-		233

Comprehensive income - Foreign currency translation
adjustments	-	-	-	4,347	-	$4,347	4,347
Net income	-	-	-	-	143,631	143,631	143,631

Total comprehensive income						$147,978

Balance as of December 31, 2003	22,225	$980	$718,225	$(3,818)	$(638,986)		$76,401

*)	Represents an amount lower than $1.

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS U.S. dollars in thousands

	Year ended December 31,
	2001	2002	2003
Cash flows from operating activities:
Net income (loss)	$(429,112)	$(348,204)	$143,631
Less loss for the year from discontinued operations	6,054	1,937	-
Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	61,273	46,230	26,293
Gain from restructuring of debt	-	-	(244,203)
Stock compensation relating to options issued to consultants	-	107	233
Stock compensation relating to options issued to employees	-	-	855
Impairment of goodwill	50,580	69,765	5,000
Impairment of intangible assets	28,229	8,255	5,674
Write off of investments	28,007	11,989	3,179
Write off of long-term note	-	39,390	(3,300)
Write-off of inventories	59,790	20,107	6,434
Impairment of property and equipment and other tangible assets	14,753	42,411	18,059
Equity in losses (profits) of affiliated companies	252	29,334	(488)
Accrued severance pay, net	7	(1,568)	(940)
Interest accrued on bank deposits	1,344	(163)	120
Exchange differences on long-term loans	-	983	1,181
Minority interest in losses of a subsidiary	(5,424)	(3,517)	(871)
Capital gain from disposal of property and equipment	-	(177)	-
Deferred income taxes, net	(1,058)	(40)	4,813
Decrease in trade receivables	25,053	62,484	17,460
Decrease in receivables in respect of capital leases, prepaid expenses and
other accounts receivable, (including long-term receivables)	43,513	13,737	8,028
Decrease (increase) in inventories	(9,119)	24,742	26,726
Decrease in trade payables	(36,727)	(19,797)	(415)
Increase (decrease) in accrued expenses	13,265	(16,825)	(15,885)
Increase (decrease) in other accounts payable and other long-term liabilities	(8,526)	13,196	(4,584)
Increase in advances from customer held by trustees (including long-term)	-	-	39,519
Other	(202)	-	-
Cash used for discontinued operations	(5,574)	(1,185)	-

Net cash provided by (used in) operating activities	(163,622)	(6,809)	36,519

Cash flows from investing activities:
Purchase of property and equipment	(59,235)	(9,739)	(14,680)
Return of investment in a company	2,500	-	-
Investment in affiliated companies	-	(13,461)	-
Investment in other companies	(2,578)	-	-
Proceeds from long-term note	-	-	4,300
Investment in short-term bank deposits	(12,900)	-	(2,054)
Proceeds from short-term bank deposits	303	11,400	3,600
Proceeds from long-term bank deposits	34,000	-	-
Deconsolidation of subsidiaries (a)	-	7,671	-
Acquisition of rStar (b)	51,379	-	-
Proceeds from sale of property and equipment	32,549	-	-
Proceeds from disposal of property and equipment	-	832
Investment in short-term and long-term restricted cash	(12,464)	(12,495)	(9,368)
Proceeds from short-term and long-term restricted cash	-	2,652	12,157
Investment in restricted cash held by trustees	-	-	(39,960)
Proceeds from restricted cash held by trustees	-	-	13,939
Investment in other assets	(5,364)	(2,098)	(2,034)

Net cash provided by (used in) investing activities	28,190	(15,238)	(34,100)

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS U.S. dollars in thousands

	Year ended December 31,
	2001	2002	2003
Cash flows from financing activities:
Exercise of options, net	47	5	36
Prepaid expenses related to restructuring of debts	-	(2,240)	-
Short-term bank credit, net	(9,320)	(2,838)	(56)
Proceeds from long-term loans	54,158	1,220	2,700
Cash paid to minority shareholders of a subsidiary	-	(9,997)	-
Repayments of long-term loans	(4,535)	(13,443)	(2,886)

Net cash provided by (used in) financing activities	40,350	(27,293)	(206)

Effect of exchange rate changes on cash and cash equivalents	(64)	87	1,496

Increase (decrease) in cash and cash equivalents	(95,146)	(49,253)	3,709
Cash and cash equivalents at the beginning of the year	192,471	97,325	48,072

Cash and cash equivalents at the end of the year	$97,325	$48,072	$51,781

Supplementary cash flows activities:
(a) Cash paid during the year for:
Interest	$21,436	$15,101	$4,492

Income taxes	$1,218	$329	$52

(b) Non-cash transactions:
Conversion of convertible subordinated notes, net	$-	$-	$100,214

Acquisition of rStar shares in exchange for satisfaction
of capital lease obligation (see Note 2a)	$45,000	$-	$-

Investment in other companies (see Note 6a)	$3,100	$-	$-

Arrangement with SES Americom (see Note 1b)	$-	$5,706	$(2,281)

Issuance of shares in consideration of the acquisition of rStar	$-	$312	$-

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS U.S. dollars in thousands

Year ended December 31, 2002
(a) Deconsolidation of European subsidiaries consolidated in previous periods (see also Note 1e)

Assets and liabilities of the subsidiaries at date of deconsolidation:
Working capital (excluding cash and cash equivalents)	$1,385
Equity investment	(3,114)
Long-term trade receivables and other receivables	1,439
Property, plant and equipment and deferred charges	7,404
Other long-term liabilities	(1,560)
Foreign currency translation	2,117

$7,671

Year ended December 31, 2001
(b) Acquisition of rStar (see also Note 2a)

Estimated net fair value of assets acquired and liabilities assumed at the date of acquisition was as follows:
Working capital deficiency (excluding cash and cash equivalents)	$39,956
Equity investment	42,187
Long-term trade receivables and other receivables	(2,288)
Property and equipment	(4,507)
Other long-term liabilities	20,545
Net assets of discontinued operations	(12,458)
Minority interest	6,267
Goodwill	(38,323)

$51,379

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS NOTE 1:- GENERAL

a.	Organization:

Gilat Satellite Networks Ltd. (the “Company”) and its wholly-owned and majority-owned subsidiaries (the “Group”) are providers of products and services for satellite-based communications networks. The Group designs, develops, manufactures, markets and sells products and provides services that enable complete end-to-end telecommunications and data networking solutions, based on very small aperture terminal (“VSAT”) satellite earth stations and related central station (“hub”) equipment. Furthermore, the Group provides telephony and internet services based on its products.

For a description of principal markets and customers, see Note 17.

b.	Restructuring of debts:

1.	In March 2003, the Company completed a plan of arrangement with its bank lenders, holders of the Company’s convertible subordinated notes, and certain other creditors (herein the “arrangement”). The arrangement resulted in an increase of share capital and additional paid-in capital in approximately $55.2 million, net of expenses in the amount of $2.8 million and a gain of approximately $185.6 million, net of related expenses in the amount of approximately $11.9 million and $5.7 million in tax expenses. The related expenses included settlement payments to outgoing management in the amount of $2.4 million and debenture issuing expenses in the amount of $4.1 million.

As part of the arrangement, the Company amended the following agreements, as detailed herein:

4.25% Convertible Subordinated Notes due in 2005 (the “Old Notes”):

In exchange for the Old Notes, which had a principal amount of $350 million plus $12 million in accrued interest, the Company issued (i) 10,104,195 ordinary shares and (ii) $83.3 million in principal amount of 4.00% Convertible Notes due in 2012, also called “New Notes”. The Company shall pay interest on the New Notes semiannually in arrears on April 1 and October 1 of each year, beginning on April 1, 2005. The first interest payment shall be payable with respect to the period from January 1, 2005 to April 1, 2005. Prior to January 1, 2005, interest will be accrued and compounded semi-annually. The Company shall pay $2.5 million of the principal amount of the New Notes on each of April 1 and October 1, in both 2010 and 2011, and the remaining principal amount at maturity. The New Notes are convertible at the option of the holder into the Company’s ordinary shares at a conversion price of $17.4 per ordinary share at any time after one year from the date of issuance of the New Notes and before close of business on October 1, 2012, unless the New Notes have been converted pursuant to a mandatory conversion clause. Commencing January 1, 2005, the Company may, at its option, require the conversion right to be exercised under certain circumstances set forth in the indenture. The collateral for the New Notes is a second priority security interest consisting of a floating charge on all of the Company’s assets and a pledge of all of the shares of Spacenet, Inc., a wholly owned subsidiary of the Company (“Spacenet”). The interest of the holders of the New Notes in the collateral is subordinated to the security interest granted for the benefit of the lender banks.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS NOTE 1:- GENERAL (Cont.)

Bank Hapoalim:

Of the $102 million in principal amount due from the Company to Bank Hapoalim in six semiannual payments until July 2, 2005, (i) $25.5 million was converted into 924,430 ordinary shares of the Company, (ii) $5.1 million was converted into New Notes of the same principal amount, and (iii) the remaining debt amount of $71.4 million remains as a loan on revised terms. The revised terms include equal semiannual installments of principal of $4.5 million beginning on July 2, 2005, with a last installment of $8.9 million on July 2, 2012. The loan bears interest at the six-month LIBOR rate plus 2.5% and is payable semiannually together with the installments of principal. To secure repayment of the loan, the Company granted a first priority security interest in favor of Bank Hapoalim consisting of a floating charge over all the Company’s assets and pledged all of the shares of Spacenet held by the Company. These liens are pari passu with the charges granted in the framework of the arrangement to Bank Leumi and Discount Bank. Following the arrangement, Bank Hapoalim is considered a related party. The terms of the loan include certain financial covenants that require the Company to maintain at all times (i) a ratio of shareholders’ equity to total assets of no less than 15%, and (ii) a minimum level of cash and cash equivalents as part of the Company’s current assets. Bank Hapoalim has informed the Company that notwithstanding the Company’s breach of one of four obligations, it has agreed to waive its rights with respect to such breach until January 1, 2005. If the Company does not cure this breach by that date or if the Company does not obtain an extension of its waiver, Bank Hapoalim will have the right to declare the outstanding loan due and payable and proceed to foreclose on any security interest granted to them by the Company.

Bank Leumi:

Under the arrangement, Bank Leumi revised the terms of the restructured loan to include principal payments in the amount of $1 million annually during each of 2003 and 2004, and principal payments of $4 million annually during each of the years 2005 through 2011. The loan bears interest at the six-month LIBOR rate plus 2.5%, and is secured by a first priority charge on the Company’s real property located in Petach Tikva, Israel. In addition, Bank Leumi agreed to maintain its line of credit utilized for performance guarantees for the Company’s benefit and for its direct and indirect subsidiaries in the then existing aggregate amount of $15 million for at least one year terminating in March 2004, subject to the limitation that continued availability of the line of credit may be affected by the overall collateral made available by the Company in support of credit used by the Company in the future for the issuance of guarantees. To secure the line of credit of Bank Leumi, the Company granted to Bank Leumi a second priority charges on its real property in Petach Tikva, Israel, which is pari passu with the charges granted to Discount Bank.

Bank Discount:

Under the arrangement, Bank Discount agreed to maintain its performance guarantees for the Company’s benefit and its subsidiaries in the then existing amount of $11 million for at least one year terminating in March 2004. The Company’s obligations to Discount Bank are secured by a second priority charge on its real estate property in Petach Tikva, Israel, which is pari passu with the second priority charge granted to Bank Leumi. Following the arrangement, Bank Discount is considered a related party.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS NOTE 1:- GENERAL (Cont.)

SES Americom:

Under the arrangement, the Company entered into a new agreement with SES Americom, a related party of the Group and its major supplier of satellite transponder capacity. According to the agreement, SES Americom agreed to allow Spacenet to defer payments of certain transponder capacity charges due in 2003 and 2004, with payments of those deferred charges to commence in 2005. As part of this agreement, the Company issued SES Americom 713,052 ordinary shares of the Company equal to approximately 5.5% of the Company’s ordinary shares. The agreement reduced the Company’s liability to SES Americom with respect to its transponder agreements with Spacenet, which related to StarBand, from an aggregate amount of $26.9 million to be paid in 2003 to an aggregate amount of $13.5 million. In addition, a $3.5 million payment was deferred from 2002 to 2003. In 2002, the Company recorded a provision for the settlement in the amount of $5.7 million, representing the fair value of the ordinary shares issued at the closing date of the arrangement. This amount was reduced to $3.4 million at the closing date of the arrangement to reflect the actual fair value of the shares issued. The amounts are included in the statements of operations as equity in profits (losses) of affiliated companies.

Other creditors:

Under the arrangement, the Company also restructured its debt with respect to an outstanding loan of approximately $6.5 million. The revised terms of the loan included the conversion of $1.3 million into 53,386 ordinary shares and a change of the terms of the remaining loan in an amount of $5.2 million.

Except for the arrangement with Bank Leumi, the Company accounted for the troubled debt restructuring included in the arrangement on the basis of Combination of Types of Restructuring and on the basis of Modification of Terms pursuant to Statement of the Financial Accounting Standard (“SFAS”) No. 15 “Accounting by Debtors and Creditors for Troubled Debt Restructurings” (“SFAS 15”), Emerging Issues Task Force (“EITF”) Issue No. 02-4 “Debtor’s Accounting for a Modification or an Exchange of Debt Instruments in Accordance with FASB Statement No. 15, Accounting by Debtors and Creditors for Troubled Debt Restructurings” (“EITF 02-4”) and SFAS No. 145, “Rescission of SFAS No. 4, 44 and 64, Amendment of SFAS No. 13, and Technical Corrections” (“SFAS 145”). As a result of the arrangement, the Company recorded the shares issued at their fair value in its shareholders’ equity at the date of the closing. In addition, the Company recorded the estimated future interest payments to be made in connection with the repayments of the New Notes and the loans in its consolidated balance sheet and recognized a gain from restructuring of debts in the amount of approximately $185.6 million. This amount is net of related expenses in the amount of $11.9 million.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS NOTE 1:- GENERAL (Cont.)

2.	In November 2003, the Company completed a restructuring through conversion of debt to equity with its holders of the New Notes issued as part of the arrangement. Under this restructuring through conversion of debt to equity, the Company issued an exchange offer to exchange the New Notes for ordinary shares of the Company with a new conversion ratio, of 125 ordinary shares for each $1,000 of new notes in principal converted. Out of the $91.8 million carrying amount of the New Notes as of the date of the closing, which included $3.0 million accrued interest, $76.0 million, which included $2.3 million accrued interest, was converted to 9,208,270 ordinary shares, and the remainder is presented as convertible subordinated notes in the consolidated balance sheet.

The Company accounted for this troubled debt restructuring through conversation of debt to equity on the basis of grant of equity interest in full settlement pursuant to SFAS 15, EITF 02-4 and SFAS 145. As a result of the arrangement, the Company recorded the ordinary shares issued at their fair value in its shareholders’ equity at the date of the closing. In addition, the Company recognized an additional gain from the restructuring of debt in the amount of approximately $58.6 million, which included the respective part of accrued interest that was accrued as a result of the first round of the restructuring of debt and net of related expenses in the amount of $0.2 million.

c.	StarBand Communications Inc.:

On March 30, 2000, the Company, Spacenet, Microsoft Network LLC (“MSN”), EchoStar Communications Corporation (“EchoStar”) and ING Furman Selz Investment (“ING”) entered into an agreement, pursuant to which MSN, EchoStar and ING invested a total of $125 million in StarBand Communications Inc., a North American broadband satellite internet service provider (“StarBand”). The Company and Spacenet contributed certain intangible assets, including exclusive marketing rights, trademarks, technology, know-how and other to the newly formed joint venture. As a result of the above investment, the Company through Spacenet, MSN, EchoStar and ING owned 42.1%, 17.7%, 17.7% and 7.2%, respectively, of the outstanding capital stock of StarBand on a fully diluted basis.

The Company and Spacenet entered into a master supply and services agreement which was amended in 2003 under which the Company and Spacenet provide StarBand with, among other things, network operations, equipment, use of facilities and certain research and development support.

The Company accounted for the initial investment in StarBand as a contribution of assets to the newly formed entity at transferors’ basis, which was zero, in accordance with EITF 89-7 “Exchange of assets or Interest in a Subsidiary for a Non-Controlling Equity Interest in a New Entity” (“EITF 89-7”) (as subsequently codified in EITF 01-2: “Interpretation of APB 29” (“EITF 01-2”)) and Accounting Principle Board Opinion (“APB”) No. 18 “The Equity Method of Accounting for Investments in Common Stock” (“APB 18”).

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS NOTE 1:- GENERAL (Cont.)

In September 2001, EchoStar invested an additional $50 million in StarBand, increasing its equity ownership to 29.2% (decreasing the Company and Spacenet’s ownership to 34.9%). The agreement allowed for an additional increase in ownership by EchoStar of up to 56.8% (decreasing the Company ownership to 20.9%) upon EchoStar’s fulfillment of its undertaking to launch a next generation satellite. The Company, Spacenet and StarBand agreed in conjunction with the investment agreement that StarBand would pay its outstanding receivable to the Company in the amount of $75 million as of December 31, 2001, by way of quarterly $5 million installments commencing in January 2002. However, at the beginning of 2002: (a) Echostar announced that it would not provide additional funds to Starband; (b) Starband had not fulfilled its obligation to pay $5 million in the first quarter of 2002; and (c) Starband’s cash position had deteriorated. In accordance with SFAS No. 5 “Accounting for Contingencies” (“SFAS 5”), the Company identified the above conditions as a type I event and accordingly, recorded in 2001, a bad debt provision of $75 million, which is included in provision and write-off of doubtful accounts and capital lease receivables in the Statement of Operations and reversed $3 million in revenues. In 2002 and 2003, revenues from sales to Starband in the amount of $3.2 and $5.4 million were recognized on a cash basis.

On May 31, 2002, StarBand filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. During the bankruptcy proceeding, the Company provided StarBand with approximately $14 million of “debtor-in-possession” financing, the majority of which was in the form of transponder capacity, and additional financing of approximately $11.2 million primarily in services and equipment financing. All amounts provided, including the “debtor-in-possession” financing, were recorded as equity in losses of affiliated companies in the amount of approximately $25.2 million. As of December 31, 2002, the investment in StarBand amounted to zero.

In November 2003, StarBand received approval from the U.S. Bankruptcy Court in Delaware to emerge from its Chapter 11 proceeding and to implement a reorganization plan. As part of StarBand’s plan of reorganization, and in settlement of all claims against StarBand by its banking lenders and the Company in accordance therewith, Starband’s bank debts and approximately $84 million of debt to the Company were converted to equity.

Pursuant to StarBand’s plan of reorganization, all equity interests in StarBand prior to its emergence from its bankruptcy proceeding were called and new shares were issued. Of this issuance, the Company was issued 3,839 shares of common stock which represents 49.1% of the issued shares (based upon a one for one conversion ratio of preferred to common stock). The preferred stock, which is all held by Bank Leumi LeIsrael BM, has certain rights to receive additional proceeds from the sale of all, or substantially all, of StarBand’s shares or assets, in accordance with the formulas set forth in the Amended and Restated Certificate of Incorporation, but does not provide for a preference in the event of a liquidation of its assets or in the event of a distribution of dividends. The preferred shares also hold certain rights of anti-dilution with respect to the exercise of warrants outstanding.

In addition, StarBand and the Company entered into three agreements that became effective upon StarBand’s emergence from Chapter 11: (i) a Restated Master Agreement for the supply of equipment and services; (ii) a Note and Loan Agreement providing for the repayment of $14 million of financing provided by the Company to StarBand during Chapter 11 proceeding, bearing 3.5% interest and with quarterly payments to be made between March 31, 2004 and December 31, 2008; and (iii) a Financing Agreement for the provision of a further $7.5 million in revolving financing and trade credit, subject to various restrictions and reductions, through the end of 2009. As of December 31, 2003, StarBand utilized $2.3 million of this amount. As of December 31, 2003, the excess of losses over the investment in Starband amounted to approximately $0.2 million (See Note 5).

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS NOTE 1:- GENERAL (Cont.)

Upon the emergence from Chapter 11 and as of December 31, 2003, the Company has determined that it does not control StarBand since it does not hold the majority of the voting interest of StarBand and it cannot gain control in any other way over StarBand. As such, StarBand is accounted for under the equity method of accounting in accordance with APB 18. The Company is currently in the process of evaluating whether Starband is a Variable Interest Entity in accordance with Interpretation No. 46, “Consolidation of Variable Interest Entities”, which is an Interpretation of Accounting Research Bulletin (ARB) No. 51 (“FIN 46”) and whether the Company is the Primary Beneficiary of Starband as defined in FIN 46 (see also Note 3z).

d.	Restructuring charges, write-offs and other significant charges:

1.	In the year 2001, the Group did not meet its projected sales. The Group began to experience a slowdown in orders and sales in virtually all of its markets - vertical, consumer and enterprise.

The Group realized that its corporate sales would indeed be heavily impacted. In addition to the corporate enterprise market, the consumer market also experienced its first slowdown in sales.

Furthermore, certain circumstances such as the global decrease in the number and activity of telecommunication companies and depressed market conditions indicated that the carrying amount of the investments in other companies and in affiliated company would not be recoverable.

As a result of the above, the Company recorded in 2001 the following charges:

a)	Restructuring charges of approximately $30.3 million (see Note 13).

b)	Write-off and mark down of excess inventory, inventory expected to be sold at prices lower than their carrying value and discontinued products in an amount of approximately $59.8 million, which is included in cost of revenues (See Note 4c).

c)	Reserve for capital lease receivables, increase in bad debt provision and write-offs in an amount of approximately $134.6 million of which $75 million related to StarBand (See Note 1c). The provisions are included in provision and write-off for doubtful account and capital lease receivables (see Note 16c).

d)	Impairment of tangible, intangible assets and goodwill as follows:

1)	Property and equipment and current assets in an amount of approximately $14.8 million (See Note 7c).

2)	Intangible assets in an amount of approximately $28.2 million (see Note 8c).

3)	Goodwill in an amount of approximately $50.6 million (see Note 9c).

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS NOTE 1:- GENERAL (Cont.)

e)	Impairment of investments in other companies in an amount of approximately $19.6 million. The impairment was recorded as a write-off of investments in the consolidated statement of operations (see Note 6).

f)	Impairment of investment in affiliated company in an amount of approximately $8.4 million. The impairment was recorded as a write-off of investments in the consolidated statement of operations (see Note 5b).

2.	In the year 2002, the slowdown in orders continued. Furthermore, certain circumstances such as the global decrease in telecommunication companies and depressed market conditions indicated that the carrying amount of certain assets would not be recoverable. In October 2002, the Company commenced an arrangement to restructure its debt, which was successfully completed in March 2003. Prior to and while the arrangement was under negotiation, the Company’s ability to sell products and retain customers was affected. As a result of the above, the Company recorded in 2002 the following charges:

a)	Write-off and mark down of excess inventory, inventory expected to be sold at prices lower than their carrying value and discontinued products in an amount of approximately $20.1 million, which is included in cost of revenues (See Note 4c).

b)	Increase in bad debt provision and write-offs in an amount of approximately $34.7 million. The provisions are included in provision and write-off for doubtful accounts and capital lease receivables (see Note 16c).

c)	Impairment of tangible, goodwill and intangible assets as follow:

1)	Property and equipment and current assets in an amount of approximately $42.4 million (see Note 7d).

2)	Goodwill in an amount of approximately $69.7 million, of which $56.7 million is presented under cumulative effect of a change in an accounting principle and $13.0 million as impairment of goodwill in the operating expense (see Note 9d).

3)	Intangible assets in an amount of approximately $8.3 million (see Note 8d).

d)	Impairment of investments in other companies in an amount of approximately $12.0 million. The impairment was recorded as a write-off of investments in the consolidated statement of operations (see Note 6).

e)	Impairment of long-term note in an amount of approximately $39.4 million. The impairment was recorded as a write-off of investments in the consolidated statement of operations (see Note 2b).

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS NOTE 1:- GENERAL (Cont.)

f)	Discontinued operations at rStar:

During the third quarter of 2002, the Company’s management decided to suspend activities relating to all operational components of rStar before the consummation of the transaction (see Note 2a), which was mainly AutoNetworks, Inc., a 85% subsidiary of rStar.

The loss from discontinued operations consisted of the following (in thousands):

	Year ended December 31,

	2001	2002

Costs and expenses:
Cost of revenues	$-	$152
Sales and marketing	2,960	866
General and administrative	480	404
Research and development	2,614	515

Loss from discontinued operations	$6,054	$1,937

3.	In 2003, market conditions’ impact on the Group’s orders globally and in particular in the United States continued. In addition, the Company did not lower its product and service prices in order to win certain projects and bids, and at the same time, the Company’s competition lowered prices of competing technologies. Furthermore, the Group concluded the arrangement to restructure its debt with creditors, bank lenders and note holders in March 2003. At that time, the Group’s management went through significant changes, with the resignation of the Company’s CEO and President. In June 2003, new management imposed an additional set of lay-offs and budget cuts and embarked on an effort to streamline the Group’s operations in order to increase efficiency and reduce costs. In November 2003, the Group concluded a restructuring through conversion of debt to equity by closing an exchange offer pursuant to which the majority of holders of the Company’s New Notes converted the notes into equity. As a result of the above, the Company’s management recorded in 2003 the following charges:

a)	Restructuring charges of approximately $3.9 million (see Note 13).

b)	Write-off and mark down of excess inventory, inventory expected to be sold at prices lower than their carrying value and discontinued products in an amount of approximately $6.4 million, which is included in cost of revenues (See Note 4c).

c)	Impairment of tangible, goodwill and intangible assets as follow:

1)	Property and equipment and current assets in an amount of approximately $18.1 million (see Note 7d).

2)	Impairment of goodwill in an amount of $5.0 million related to rStar (see Note 9e).

3)	Intangible assets in an amount of approximately $5.6 million (see Note 8d).

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS NOTE 1:- GENERAL (Cont.)

4)	Impairment of long-lived assets to be disposed of in an amount of $3.2 million in connection with the Company’s plan to dispose one of its subsidiaries in Argentina. The impairment is included in Impairment of tangible and intangible assets in the consolidated statements of operations.

e.	Satlynx S.A.:

In May 2002, the Company completed an agreement with SES Global, a related party of the Group, to form Satlynx S.A. (“Satlynx”), a company that provides two-way satellite broadband communications services to enterprises, consumers and Small-office home-office (“Soho”) users in Europe. The Company and SES Global contributed cash and in kind contributions, which included existing facilities, transponders, hubs, terminals, technology and technical and marketing assistance (some of these assets were immediately purchased by Satlynx from SES Global and from the Company with the cash investment). As part of the agreement, the Company sold to Satlynx its existing European operations and enterprise customers in France, Italy, Germany, Holland, England and Czechoslovakia for $12 million in cash and approximately $2.5 million in a note (the “Satlynx Note”). The future of Satlynx is contingent upon its ability to raise additional funding.

In June 2003, Alcatel Space and Skybridge LP, subsidiaries of Alcatel, invested certain intangible assets and committed to provided certain services to Satlynx, including technical, engineering and marketing support, and €8 million in cash, in exchange for approximately 10% of Satlynx (decreasing the Company’s ownership in Satlynx to approximately 45%). The Company’s shareholdings in Satlynx has been further diluted by an additional investment by Alcatel in February and in March 2004 (see Note 18a).

The Company accounted for its investment in Satlynx as a contribution of assets to the newly formed entity at the transferors’ basis, which was equal to the amount of the Satlynx Note, in accordance with EITF 89-7 (as was codified into EITF 01-2) and APB 18. The Company has determined that it does not control Satlynx for the following reasons: (i) the Company owned approximately 50% of the outstanding shares, less than a majority of the shares; (ii) the CEO of Satlynx has been appointed by SES Global (the second major shareholder); and (iii) the shareholders agreement entered into between the Company and SES Global provides SES Global with certain veto and management rights which enable SES Global to participate in significant financial and operating decisions that would normally be made in the ordinary course of business. As such, SES Global has the ability to block significant business decisions that the Company might otherwise choose to undertake. As such, the Company ceased to consolidate its European operations as of May 1, 2002, and recognized equity losses in the amount of $4.1 and $1.6 million in the year ended December 31, 2002 and 2003, respectively, representing the investment in Satlynx, certain receivables and guaranties provided to Satlynx. As of December 31, 2003, the excess of losses over the investment in Satlynx amounted to approximately $2.3 million (see Note 5).

NOTE 2:- ACQUISITIONS

a.	Until October 2000, the Company held 1.2% of the common stock of rStar Corporation (“rStar”), a public company then traded on the Nasdaq National Market. This common stock was acquired for total consideration of approximately $2.5 million. This initial investment was recorded under the cost method.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS NOTE 2:- ACQUISITIONS (Cont.)

In November and December 2000, the Company’s subsidiary, Gilat Satellite Networks (Holland) BV (“Gilat BV”) acquired 47.8% of rStar’s common stock for $49.7 million in cash, under a tender offer dated October 3, 2000.

In 2000, after the additional investment, the investment in rStar was accounted for using the equity method. The Company identified the cost of each investment, the fair value of the underlying assets acquired, and the goodwill related to each step of the investment.

During January 2001, Gilat BV acquired an additional 2% interest in rStar for approximately $2 million, reaching 51% of the outstanding share capital of rStar pursuant to the tender offer mentioned above. As a result, the Company consolidated rStar’s financial statements from January 1, 2001. The additional acquisition was treated on the basis of the purchase method of accounting, and accordingly, the purchase price has been allocated to the assets acquired and liabilities assumed based on their estimated fair value at the date of acquisition. The Company included both the goodwill previously included with its investment in an affiliated company and the goodwill from the additional purchase in the consolidated balance sheet under the caption “Goodwill”.

During May 2001, rStar issued and delivered to Gilat BV 19,396,552 shares of rStar common stock, in full satisfaction of rStar’s outstanding capital lease obligations to Spacenet in the amount of approximately $45 million, which resulted in the Group increasing its share equity in rStar from 51% to approximately 66%. The Company determined the cost of this acquisition based on the fair value of rStar’s capital lease obligations to Spacenet, and accounted for the acquisition based on the purchase method of accounting in accordance with APB No. 16 “Business Combination” (“APB 16”). This transaction resulted in recording additional goodwill.

In April 2001 the Group signed an agreement with rStar, which was amended in September 2001 and again in December 2001. According to the amended agreement, rStar acquired StarBand Latin America (Holland) BV (“StarBand Latin America”), a wholly-owned subsidiary, from the Group in exchange for 43,103,448 shares of rStar Common stock. rStar also reacquired approximately 29% of its common stock from its shareholders (other than the Group) in exchange for 23,305 ordinary shares of the Company and cash consideration in the amount of $10 million. Pursuant to this acquisition and tender offer, consummated on August 2, 2002, the Group held approximately 85% of rStar’s outstanding stock.

Pursuant to the amended agreement, in the event StarBand Latin America would not reach certain net income levels in the two years in the period ending June 2004, rStar shareholders are entitled to receive in each of these two years, cash consideration in the amount of $2.5 million or $5 million per year, subject to those results.

The Company guarantees the payment of this special distribution. In 2002, the Group assessed that it was probable that the special distribution would need to be paid for the second year and as such, provided a provision for $5 million for this contingent liability. However, if rStar is successful in growing its business and increasing its net income during the second special distribution period, or if the Company completes the short-form merger of rStar, discussed below, prior to payment becoming due, the special distribution may not become due for the relevant period.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS NOTE 2:- ACQUISITIONS (Cont.)

In 2003, the Group provided a provision for $5 million for contingent liabilities with respect to the minority shareholders of rStar.

In September 2001, the Company wrote-off goodwill and other intangible assets related to rStar in an amount of $50.6 million (see Notes 1d, 8c and 9c). In 2002, the Company recorded an impairment of the remaining goodwill of $3.1 million as of January 1, 2002 upon the adoption of SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”), which is included in the cumulative effect of a change in an accounting principle. A further impairment of rStar goodwill, which arose subsequent to the adoption of SFAS 142 in the amount of $13 million, was recorded in operating expenses. In 2003, the Company recorded an impairment of rStar goodwill, which arose in 2003 in the amount of $5 million, in operating expenses.

Effective November 25, 2003, the Company entered into an agreement with certain rStar stockholders to acquire an additional 9.25% of rStar shares for $0.60 per share in cash. Pursuant to the terms of the purchase agreement with those stockholders, the Company is required to complete a short-form merger to acquire the shares held by all other rStar stockholders promptly following such purchase. The estimated cost of this transaction to the Company is approximately $11 million and it is expected to close in the second quarter of 2004 (see Note 18b).

b.	In April 2000, Gilat BV and the other shareholders of Gilat To Home Latin America (Antilles) N.V. (formerly - “Global Village Telecom (Antilles) N.V.”) (“GTHLA”) entered into an agreement, pursuant to which the latter were to exchange all of their rights in GTHLA for the rights that GTHLA held in two Brazilian entities formed to provide telephone and other communications services in south central Brazil, and a cash payment of $5.3 million. As part of the transaction, the Company granted a $40 million long-term loan (the “Note”), to a new entity formed by those investors, in exchange for a note convertible into common shares of the new entity equal to approximately 9.1% of the then outstanding shares of the new entity. The note bore interest at 5% per annum and was to mature in May 2002. The operations of GTHLA are included in the Company’s consolidated results of operations from April 14, 2000. The acquisition was accounted for under the purchase method, and accordingly, the purchase price has been allocated to the fair value of the assets acquired and liabilities assumed of GTHLA and resulted in recording of goodwill in the amount of approximately $34 million, which was amortized over 10 years until December 2001 and the reminder in the amount of $28 million was written-off in 2002 following the adoption of SFAS 142 as cumulative effect of a change in an accounting principle (see Note 9).

On May 14, 2002, the Company accepted an amendment and restatement of the Note. Under the terms of the restated Note, the Note was to mature on December 27, 2002 and a portion of the interest ($3 million) was due in installments, the last of which was paid on September 30, 2002. In addition, the amended Note improved the conversion terms for the Company and also provided for a cash pre-payment of certain amounts to the Company in certain events. Due to financial difficulties of the debtors, the Note was not repaid. On June 16, 2003, the Company accepted a second amendment to the Note. Under the terms of the second amendment, the debtor was granted an option exercisable until December 31, 2003, to purchase the Note from the Company against payment to the Company of $4.3 million in cash and issuance of 2% of the issued and outstanding shares of the debtor. As of December 31, 2003, the option was exercised and fully paid.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS NOTE 2:- ACQUISITIONS (Cont.)

In 2002, the Company recognized an impairment of the above long-term loan in the amount of $39.4 million in accordance with Accounting Standard No. 114 “Accounting by Creditors for Impairment of a Loan” (“SFAS 144”). In 2003, the Company reversed $3.3 million due to the option exercise detailed above.

NOTE 3:- SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b.	Financial statements in U.S. dollars:

The majority of the revenues of the Company and certain of its subsidiaries are generated in U.S. dollars (“Dollar”) or linked to the Dollar. In addition, a substantial portion of the Company’s and certain of its subsidiaries’ costs is incurred in Dollars. Company’s management believes that the Dollar is the primary currency of the economic environment in which the Company, its affiliated companies reported under the equity method, and certain of its subsidiaries operates. Thus, the functional and reporting currency of the Company, certain of its subsidiaries, and its affiliates is the Dollar.

Accordingly, monetary accounts maintained in currencies other than the Dollar are remeasured into Dollars in accordance with SFAS No. 52 “Foreign Currency Translation”. All transaction gains and losses of the remeasurement of monetary balance sheet items are reflected in the consolidated statements of operations as financial income or expenses, as appropriate.

The financial statements of foreign subsidiaries, whose functional currency has been determined to be their local currency, have been translated into Dollars. Assets and liabilities have been translated using the exchange rates in effect at the balance sheet date. Statements of operations amounts have been translated using the average exchange rate for the period. The resulting translation adjustments are reported as a component of shareholders’ equity in accumulated other comprehensive income (loss).

c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly owned and majority-owned subsidiaries. Intercompany balances and transactions, including profits from inter-company sales not yet realized outside the Group, have been eliminated upon consolidation.

d.	Cash equivalents:

Cash equivalents are short-term highly liquid investments that are not restricted as to withdrawals or use with original maturities of three months or less at the date acquired.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS NOTE 3:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

e.	Short-term bank deposits:

Bank deposits with maturities of more than three months but less than one year are included in short-term bank deposits. Such bank deposits are stated at cost.

f.	Short-term restricted cash:

Short-term restricted cash is primarily invested in certificates of deposit, which mature within one year, linked to the Dollar, bear interest at rates of 0.5% - 2.0% and is used as collateral for the lease of the Group’s offices, a sale and lease back transaction and performance guarantees to customers.

g.	Restricted cash held by trustees:

Restricted cash held by trustees is primarily invested in certificates of deposit, which mature within one year, 75% is linked to the Dollar and 25% is linked to the Colombian Pesos, bear interest at rates of 1.5% - 7.08% and is used as collateral for performance guarantees to customers in connection with the Group’s agreement with the government of Colombia.

h.	Inventories:

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items, excess inventories, discontinued products, and for market prices lower than cost. During the years ended December 31, 2001, 2002 and 2003, the Company wrote off approximately $59.8 million, $20.1 million and $6.4 million, respectively, which has been included in cost of revenues (see Notes 1d and 4c).

Cost is determined as follows:

Raw materials, parts and supplies - using the average cost method with the addition of allocable indirect costs.

Work-in-progress - represents the cost of manufacturing with the addition of allocable indirect manufacturing costs.

Finished products - on the basis of direct manufacturing costs with the addition of allocable indirect manufacturing costs.

i.	Long-term restricted cash:

Long-term restricted cash is primarily invested in certificates of deposit, which mature in more than one year, linked to the Dollar, bear interest at a rate of 0.75%-1.7% and is used as collateral for the lease of the Group’s offices, a sale and lease back transaction, performance guarantees to customers and loans.

j.	Investment in affiliated companies:

In these consolidated financial statements, affiliated companies are companies held to the extent of 20% or more (which are not subsidiaries), where the Company can exercise significant influence over operating and financial policies of the affiliate. The investment in affiliated companies is accounted for by the equity method. Profits on intercompany sales, not realized outside the Group, were eliminated.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS NOTE 3:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The excess of the purchase price over the fair value of net tangible assets acquired has been attributed to goodwill, acquired in-process research and development and other identifiable assets.

Acquired in-process research and development related to investments in affiliated companies is expensed when technological feasibility has not yet been established, and for which there is no alternative future use.

The Company’s investments in affiliates are reviewed for impairment, in accordance with APB 18, whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable. In 2001, impairment losses were identified in the amount of $8.4 million (see Notes 1d and 5b).

k.	Investment in other companies:

The investment in these companies is stated at cost, since the Company does not have the ability to exercise significant influence over operating and financial policies of the investees.

The Company’s investments in other companies are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable in accordance with APB 18. During the years ended December 31, 2001, 2002 and 2003, impairment losses have been identified in the amounts of $19.6 million, $12.0 million and $0, respectively (see Notes 1d and 6).

l.	Long-term trade receivables:

Long-term receivables from extended payment agreements are recorded at estimated present values determined based on current rates of interest and reported at the net amounts in the accompanying consolidated financial statements. Imputed interest is recognized, using the effective interest method, as a component of interest income in the accompanying statements.

m.	Property and equipment, net:

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

The Group accounts for costs of computer software developed or obtained for internal use in accordance with Statement of Position (“SOP”) No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” (“SOP 98-1”). SOP 98-1 requires the capitalization of certain costs incurred in connection with developing or obtaining internal use software.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS NOTE 3:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of:

The Company’s long-lived assets are reviewed for impairment in accordance with SFAS 144 whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The impairment loss shall reduce the carrying amount of the long-lived assets of a Group covered by SFAS 144 on a pro-rata basis using the relative carrying amounts of those assets. However, the carrying amount of a long-lived asset of the Group would not be reduced below its fair value, if determinable. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

The Company recorded losses from write-off of property and equipment, which it ceased to use in operations, adjustment to the carrying amount of property and equipment, impairment losses and impairment of long-lived assets to be disposed of in the amount of $10.2 million, $42.4 million and $21.3 million in 2001, 2002 and 2003, respectively (see Notes 1d, 7c and 7d).

o.	Intangible assets and deferred charges:

Issuance costs of convertible subordinated notes, customer acquisition costs and other intangible assets are stated at amortized cost.

Intangible assets subject to amortization that arose from acquisitions prior July 1, 2001, are being amortized on a straight-line basis over their useful life in accordance with APB No. 17 “Intangible Assets”. Issuance costs of convertible subordinated notes, customer acquisition costs and other intangible assets are amortized using the straight-line method over their estimated useful lives, which are five to fifteen years (see Notes 1c, 1e, 2a and 8).

Before the adoption of SFAS 144 the Group evaluated the recoverability of intangible assets and deferred charges annually and the appropriateness of the amortization period based on the estimated future undiscounted cash flows derived from the assets. The Company has evaluated the recoverability of intangible assets and deferred charges in accordance with SFAS 144 (see Note 3n). Any impairment loss is recognized in the consolidated statement of operations.

In 2001, 2002 and 2003, such impairments were indicated and the Group recognized impairment loss in the amounts of $28.2 million, $8.3 million and $5.6 million, respectively, which was included in the impairment of tangible and intangible assets in the consolidated statements of operations (see Notes 1d, 2a, 8c and 8d).

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS NOTE 3:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.	Goodwill:

Goodwill represents the excess of the costs over the net assets of businesses acquired. Goodwill that arose from acquisitions prior to July 1, 2001, was amortized until December 31, 2001, on a straight-line basis over five to fifteen years. Under SFAS 142, goodwill acquired in a business combination for which date is on or after July 1, 2001, is not amortized.

SFAS 142 requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill is tested for impairment by comparing the fair value of each of the Company’s reporting unit with its carrying value. Fair values are determined using discounted cash flows, market multiples and market capitalization. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples.

Before the adoption of SFAS 142 the Group evaluated the recoverability of goodwill annually and the appropriateness of the amortization period based on the estimated future undiscounted cash flows derived from the asset. In those cases in which quoted market price in an active market existed, the Company used the market price as the measure for the fair value. Any impairment loss was recognized in the consolidated statement of operations. In 2001, such impairments were indicated and the Group recognized impairment loss in the amount of $50.6 million, which was included in the impairment of goodwill in the consolidated statements of operations.

During 2002 and 2003, the Company performed the transitional and annual impairment tests and accordingly recognized in 2002 and in 2003 an impairment of $69.7 million and $5.0 million, respectively. Out of the 2002 impairment, $56.7 million is presented under “Net loss from cumulative effect of a change in an accounting principle” and $13.0 million is presented in impairment of goodwill in the operating expenses. In 2003, the impairment is presented in impairment of goodwill in the operating expenses (see Notes 1d, 2a and 9).

q.	Revenue recognition:

The Group generates revenues mainly from sale of products and services for satellite-based communications networks. Sale of products includes mainly the sale of VSAT’s and hubs and services include access to and communication via satellites (“space segment”), installation of network equipment, telephony services, internet services, consulting, on-line network monitoring, network maintenance and repair services. The Group sells its products primarily through its direct sales force and indirectly through resellers. Sales consummated by the Company’s sales forces and sales to resellers are considered sales to end-users.

Revenues from product sales are recognized in accordance with Staff Accounting Bulletin (“SAB”) No. 104 “Revenue Recognition”, (“SAB No. 104”), when delivery has occurred, persuasive evidence of an agreement exists, the vendor’s fee is fixed or determinable, no further obligation exists and collectability is probable. Generally, the Group does not grant rights of return.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS NOTE 3:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In November 2002, Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”). EITF 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF 00-21 applied to revenue arrangements entered into in fiscal periods beginning after June 15, 2003.

In applying EITF 00-21, separate contracts with the same entity or related parties that are entered into at or near the same time are presumed to have been negotiated as a package and should, therefore, be evaluated as a single arrangement in considering whether there are one or more units of accounting. That presumption may be overcome if there is sufficient evidence to the contrary. EITF 00-21 also addresses how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement.

Revenue from certain arrangements may include multiple elements within a single contract. The Company’s accounting policy complies with the revenue determination requirements set forth in EITF 00-21, relating to the separation of multiple deliverables into individual accounting units with determinable fair values.

The Company considers the sale of equipment and its installation to be two separate accounting units of the arrangement and only defers the fair value of the installation services but not less than the amount contingent upon completion of installation to the period in which such installation occurs.

Arrangements that include installation services are evaluated to determine whether those services are an integral component of the equipment sold. When installation services are considered integral, revenues from products and installation services are recognized only upon installation. When services are not considered integral, revenues from products sales are recognized upon shipment and the service revenues are recognized when the services are performed.

Revenues from products under sales-type-lease contracts are recognized in accordance with SFAS No. 13, “Accounting for Leases” (“SFAS No. 13”) upon installation or upon shipment, in cases where the customer obtains its own or others installation services. The present values of payments due under sales-type-lease contracts are recorded as revenues at the time of shipment or installation, as appropriate. Future interest income is deferred and recognized over the related lease term as financial income. The net investments in sales-type-lease are discounted at the interest rates implicit in the leases.

Revenue from products and services under operating leases of equipment are recognized ratably over the lease period, in accordance with SFAS No. 13.

Revenues from services under long-term contracts are recognized based on SOP No. 81-1 “Accounting for Performance of Construction - Type and Certain Production - Type Contracts”, using contract accounting on a percentage-of-completion method based on the ratio of actual costs incurred to total costs estimated to be incurred over the duration of the contract. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS NOTE 3:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Service revenues are recognized ratably over the contractual period or as services are performed. Where arrangements involve multiple elements, revenue is allocated to each element based on the relative fair value of the element when sold separately.

Deferred revenue includes unearned amounts received under services contracts, and amounts received from customers but not yet recognized as revenues.

r.	Research and development:

Research and development expenses, net of grants received, are charged to expenses as incurred.

s.	Grants:

The Company received royalty-bearing grants and non-royalty-bearing grants from the Government of Israel, U.S.-Israel Science and Technology Foundation (“USISTF”), from SES (see Note 11e) and from other funding sources, for funding approved research and development projects. These grants are recognized at the time the Company is entitled to such grants on the basis of the costs incurred or milestone achieved as provided by the relevant agreement and included as a deduction from research and development expenses.

Research and development grants amounted to $8.8 million, $3.9 million and $5.1 million in 2001, 2002 and 2003, respectively.

As for one-time expense related to the settlement with the Office of the Chief Scientist in the Israeli Ministry of Industry and Trade (“OCS”) program, see Note 15g.

t.	Accounting for stock-based compensation:

The Company has elected to follow APB No. 25 “Accounting for Stock Issued to Employees” (“APB 25”) and FASB Interpretation (“FIN”) No. 44 “Accounting for Certain Transactions Involving Stock Compensation” (“FIN 44”) in accounting for its employee stock option plans. Under APB 25, when the exercise price of the Company’s stock options is less than the market price of the underlying shares on the date of grant, compensation expense is recognized.

The Company applies SFAS No. 123 “Accounting for Stock Based Compensation” (“SFAS 123”) and EITF 96-18 “Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” (“EITF 96-18”) with respect to options issued to non-employees. SFAS 123 requires use of an option valuation model to measure the fair value of the options on the date of grant.

The Company adopted the disclosure provisions of SFAS 148, “Accounting for Stock-Based Compensation - Transition and Disclosure” (“SFAS 148”), which amended certain provisions of SFAS 123 to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation, effective as of the beginning of the fiscal year. The Company continues to apply the provisions of APB 25 in accounting for stock-based compensation.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS NOTE 3:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Pro forma information regarding the Company’s net income (loss) and net earnings (loss) per share is required under SFAS 123 and has been determined as if the Company had accounted for its employee share options under the fair value method of SFAS 123. The fair value of these options is amortized over their vesting period and estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rates of 3%, 3% and 3% for 2001, 2002 and 2003, respectively; a dividend yield of 0% for each of those years; a volatility factor of the expected market price of the Company’s ordinary shares of 2.27 for 2001, 0.73 for 2002 and 0.43 for 2003; and a weighted average expected life of the option of 3 years for each of those years.

Weighted average fair value of options granted for which exercise price on the grant date equals market price was $84, $39 and $0 during 2001, 2002 and 2003, respectively.

Weighted average fair value of options granted for which exercise price on the grant date was higher than market price was $0, $0 and $1.4 during 2001, 2002 and 2003, respectively.

The following table illustrates the effect on the net income (loss) and net earnings (loss) per share, assuming that the Company had applied the fair value recognition provision of SFAS 123 on its stock-based employee compensation:

	Year ended December 31,

	2001	2002	2003

	U.S. dollars In thousands (except per share data)

Net income (loss) as reported	$(429,112)	$(348,204)	$143,631

Add: stock based employee compensation expenses
included in reported net income (loss) - intrinsic
value	-	-	91

Deduct: total stock-based employee compensation
expense determined under fair value based method	(32,014)	(9,715)	(5,470)

Pro forma net income (loss)	$(461,126)	$(357,919)	$138,252

Basic net earnings (loss) per share as reported	$(367.4)	$(295.4)	$12.1

Diluted net earnings (loss) per share as reported	$(367.4)	$(295.4)	$11.2

Pro forma basic earnings (loss) per share	$(394.8)	$(303.6)	$11.6

Pro forma diluted earnings (loss) per share	$(394.8)	$(303.6)	$10.8

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS NOTE 3:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

u.	Income taxes:

The Group accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes” (“SFAS 109”). SFAS 109 prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax based assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Group provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

v.	Concentrations of credit risks:

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits, short-term and long-term restricted cash, restricted cash held by trustees, trade receivables, short-term and long-term receivables in respect to capital lease and long-term trade receivables.

The majority of the Group’s cash and cash equivalents, short-term and long-term restricted cash and short-term bank deposits are invested in Dollars with major banks in Israel and in the United States. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Group’s investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

The Group also has restricted cash held by trustees, which is invested in Dollars deposits and in Colombian Pesos deposits with major banks in Colombia and in the U.S. As of December 31, 2003, restricted cash held by the trustee amounted to approximately $26.7 million. The Company is entitled to the cash held by the trustee in stages based upon operational milestones. The cash held in trust is reflected in the Company’s balance sheet as “restricted cash held by trustees”. If the Company does not meet certain milestones, or if the government of Colombia terminates the contracts unilaterally, the Company may be unable to receive this restricted cash.

The trade receivables, short-term and long-term receivables in respect to capital leases and long-term trade receivables of the Group derive from sales to major customers located in the U.S., Europe, South America (mainly Peru and Brazil in the amount of $16.6 and $12.2, respectively) and the Far East. The Group performs ongoing credit evaluations of its customers and obtains letters of credit and bank guarantees for certain receivables. An allowance for doubtful accounts is determined with respect to those amounts that the Group has determined to be doubtful of collection and a general allowance is provided to cover additional potential exposures.

A significant portion of the Group’s restricted cash held by trustees, trade receivable and long-term trade receivables is from three countries in Latin America - Colombia, Peru and Brazil. Any instability in the political or economic situation or otherwise in those countries, could have a significant adverse impact on the Company.

The Group has no significant off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS NOTE 3:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

w.	Severance pay:

The Company’s liability for severance pay for its Israeli employees is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month’s salary for each year of employment or a portion thereof. The Company’s liability for all of its Israeli employees is partly provided by monthly deposits for insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company’s consolidated balance sheet.

The deposited funds made to the Company’s employees include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

Severance pay expenses for the years ended December 31, 2001, 2002 and 2003, amounted to approximately $2.9 million $1.9 million and $6.8 million, respectively.

The severance pay expenses for the year 2003 include expenses as per the settled agreement to the retired management in an amount of $3.2 million.

x.	Fair value of financial instruments:

The following methods and assumptions were used by the Group in estimating their fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, short-term restricted cash, restricted cash held by trustees, short-term bank deposits, trade receivables, short-term bank credit and trade payables approximate their fair value due to the short-term maturity of such instruments.

The carrying amounts of the Group’s long-term borrowing arrangements, long-term note, long-term trade receivables and long-term restricted cash approximate their fair value. The fair value was estimated using discounted cash flow analyses, based on the Group’s incremental borrowing rates for similar type of borrowing arrangements.

The fair value of the convertible subordinated notes, which was determined according to market value, and the principal carrying amount of the Company’s convertible subordinated notes was $87.5 million and $350 million as of December 31, 2002, respectively and $4.9 million and $15.5 million as of December 31, 2003, respectively.

y.	Net earnings (loss) per share:

Basic net earnings (loss) per share are computed based on the weighted average number of shares of ordinary shares outstanding during each year. Diluted net earnings (loss) per share is computed based on the weighted average number of shares of common stock outstanding during each year, plus dilutive potential shares of common stock considered outstanding during the year, in accordance with SFAS No. 128, “Earnings Per Share” (“SFAS 128”).

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS NOTE 3:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The difference between the weighted average number of shares used in computing basic net earnings per share and the weighted average number of shares used in computing diluted net earnings per share for the year ended December 31, 2003 is derived from potential ordinary shares attributable to the convertible subordinated notes.

For 2001 and 2002, the shares attributable to the convertible subordinated notes have been excluded from the calculation of the diluted net loss per ordinary share because such securities were anti-dilutive. In the year ended December 31, 2003, there was an adjustment to net income in computing diluted earnings per share to exclude interest expenses related to the convertible subordinated notes in the amount of $0.9 million. In the years ended December 31, 2001 and 2002, there were no adjustments to net loss in computing diluted loss per share.

Convertible subordinate notes, outstanding stock options and warrants have been excluded from the calculation of the diluted net earnings (loss) per ordinary share when such securities are anti-dilutive for the periods presented. The total weighted average number of shares related to the convertible subordinated notes, outstanding options and warrants excluded from the calculations of diluted net earnings (loss) per share was 98,014, 101,240 and 2,543,859 for the years ended December 31, 2001, 2002 and 2003, respectively.

z.	Impact of recently issued accounting standards:

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS 150”). SFAS 150 requires that certain financial instruments, which under previous guidance were accounted for as equity, must now be accounted for as liabilities. The financial instruments affected include mandatory redeemable stock, certain financial instruments that require or may require the issuer to buy back some of its shares in exchange for cash or other assets and certain obligations that can be settled with shares of stock. SFAS 150 is effective for all financial instruments entered into or modified after May 31, 2003 and must be applied to the Company’s existing financial instruments effective January 1, 2004, the beginning of the first fiscal period after June 15, 2003. Adoption of this statement did not have a material impact on the Company’s consolidated results of operations, financial position or cash flows.

In November 2002, the FASB issued FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34” (“FIN 45”). FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN 45 does not prescribe a specific approach for subsequently measuring the guarantor’s recognized liability over the term of the related guarantee. It also incorporates, without change, the guidance in FASB Interpretation No. 34, “Disclosure of Indirect Guarantees of Indebtedness of Others,” which is being superseded. The disclosure provisions of FIN 45 are effective for financial statements of interim or annual periods that end after December 15, 2002, and the provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, irrespective of a guarantor’s year-end. The adoption of FIN 45 did not have a material impact on the consolidated results of operations or financial position of the Company.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS NOTE 3:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest.

The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period ending after March 15, 2004. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The Company is currently in the process of evaluating whether Starband is a variable interest entity in accordance with FIN 46 and whether the Company is the primary beneficiary of Starband.

aa.	Reclassification:

Certain 2001 and 2002 figures have been reclassified to conform to the 2003 presentation.

NOTE 4:- INVENTORIES

a.	The inventory is comprised of the following:

	December 31,

	2002	2003

	U.S. dollars in thousands

Raw materials, parts and supplies	$29,255	$8,731
Work in progress	6,757	7,451
Finished products	38,966	21,578

	$74,978	$37,760

b.	The Group periodically assesses its inventory valuation in accordance with its revenues forecasts, technological obsolescence, and the market conditions.

c.	In 2001, 2002 and 2003, as a result of adjusted forecast of revenues and the decision to discontinue selling certain products, the Group (i) wrote off excess inventories in order to adjust the inventory level to the new revenue expectations, in the amount of approximately $14.0 million, $7.0 million and $1.5 million, respectively; (ii) wrote-off the balance of products that were discontinued in the amount of approximately $37.0 million, $8.8 million and $4.0 million, respectively; and (iii) marked down inventory that is expected to be sold at a price lower than the carrying value, in an amount of approximately $9.0 million, $4.3 million and $0.9 million, respectively. For 2001, these amounts include provision for canceled purchase orders and legal claims in the amount of $5.8 million, of which approximately $1.0 million are still provided for as of December 31, 2003 (see Notes 1d).

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS NOTE 5:- INVESTMENTS IN AFFILIATED COMPANIES AND EXCESS OF LOSSES OVER INVESTMENTS

a.	The investments in affiliated companies and excess of losses over investments are comprised of the following:

	December 31,

	2002	2003

	U.S. dollars in thousands

Cost	$29,334	$26,303
Share in accumulated losses	(29,334)	(28,846)

Total excess of losses over investments	$-	$(2,543)

b.	The Company’s equity ownership in KSAT, a Canadian company, as of December 31, 2003 is 23.4% on a fully diluted basis. As a result of assessing the recoverability of the carrying amount of investments, the Company’s management decided in the year 2001, to write-off its investment in KSAT, including the long-term loan in the total amount of $8.4 million since circumstances such as depressed market conditions and difficulties in raising additional capital, indicated that the carrying amount of the investment may not be recoverable. The impairment charge is included in write off of investments. As of December 31, 2003, KSAT is in the process of voluntary liquidation.

c.	For investment in Starband, see Note 1c.

d.	For investment in Satlynx, see Note 1e.

NOTE 6:- INVESTMENTS IN OTHER COMPANIES

a.	On June 30, 2001, the Company’s subsidiary, GTHLA completed a transaction with Communication y Telefonia Rural S.A. (“CTR”) via Rural Telecommunications Chile S.A. (“RT”), an entity formed by CTR to facilitate this transaction, whereby GTHLA transferred to RT its Chilean rural telephony network, comprised of property and equipment totaling approximately $4.7 million, capitalized software totaling approximately $3.4 million, and inventory totaling approximately $3.1 million, in exchange for 13% of the outstanding shares of CTR. The transaction was accounted for under APB No. 29 “Accounting for Non-monetary Transactions” and as a result no gain or loss was recognized for the exchange of property and equipment and capitalized software for the shares of CTR as the fair market value of the property and equipment and capitalized software approximated the book value on the date of the transaction. In 2001, the Company recorded revenues of $3.1 million relating to the sale of inventory to CTR. In 2002, the Company wrote-off the investment in CTR, in the amount of $11.2 million, which is included in write-off of investments in the consolidated statements of operations, since certain circumstances, such as low capital valuation and cumulative losses, indicated that the carrying amount of the investment may not be recoverable.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS NOTE 6:- INVESTMENTS IN OTHER COMPANIES (Cont.)

b.	On March 6, 2000, the Company entered into an agreement to invest $10 million in Knowledge Broadcasting Com LLC (“KBC”), a multi-media company, in return for approximately 10 million units of KBC, equal to approximately 5.6% of the total number of KBC units, and a one-year warrant to purchase an additional 20 million units at the same purchase price.

In June 2001, the Company received $2.5 million as a result of KBC reduction of capital by distribution of cash to its shareholders. In September 2001, the Company’s management decided to write-off the investments in an amount of $7.5 million since certain circumstances, such as low capital valuation, and depressed market conditions, indicated that the carrying amount of the investment may not be recoverable. The impairment is included in write-off of investments in the consolidated statement of operations of 2001.

c.	During 2001 and 2002, the Company’s management identified the following factors pertaining to other companies in which the Company had invested: (i) some of the negotiations for additional funding were not successful or ended with very low valuations; (ii) a planned merger for one of the companies did not occur; (iii) weakness in the capital markets continued and intensified after the September 11, 2001 terrorist events; (iv) decreased levels of cash curtailed future financing which is needed in order to finance their business and achieve a scale; and (v) a growing other than temporary weakness in the target markets of these companies was confirmed.

The indicators specified above led the Company to conclude that these depressed market conditions were not temporary and needed to be considered in the Company’s financial statements. As a result, the Company’s management decided to record a write-off of the investments and related receivables in an amount of $12.1 million and $0.8 million in the years ended December 31, 2001 and 2002, respectively. The impairment has been recorded as write-off of investments in the consolidated statements of operations.

NOTE 7:- PROPERTY AND EQUIPMENT, NET

a.	Composition of property and equipment, grouped by major classifications, is as follows:

	December 31,

	2002	2003

	U.S. dollars in thousands

Cost:
Buildings and land	$92,614	$90,827
Computers and electronic equipment	142,005	155,776
Equipment leased to others	40,734	47,006
Office furniture and equipment	12,901	12,167
Leasehold improvements	4,823	5,278
Vehicles	244	258

	293,321	311,312

Accumulated depreciation and provision for impairment	130,416	169,731

Depreciated cost	$162,905	$141,581

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS NOTE 7:- PROPERTY AND EQUIPMENT, NET (Cont.)

b.	Depreciation expenses totaled $41.2 million, $41.7 million and $23.9 million in 2001, 2002 and 2003, respectively.

c.	In 2001, as a result of the Group’s restructuring plan and the Group’s strategy to reduce costs and improve profitability, the Group discontinued certain of its operations and products, which resulted in impairment of property and equipment in an amount of approximately $10.2 million.

d.	In 2002 and 2003, the Company recorded an impairment of property and equipment in an amount of $42.4 million and $18.1 million, respectively, to reduce the carrying value of property and equipment. The impairment was a result of the continued deterioration in market conditions in general, in the communication market in particular, the decrease in the projected income and the operating losses of the Company. The impairments are included as impairment of tangible and intangible assets, in the consolidated statement of operations.

e.	As for pledges and securities, see Note 11i.

NOTE 8: - INTANGIBLE ASSETS AND DEFERRED CHARGES, NET

a.	Composition of intangible assets and deferred charges, grouped by major classifications, is as follows:

	December 31,

	2002	2003

	U.S. dollars in thousands

Cost:
Identifiable intangible assets resulting from
acquisitions of subsidiaries	$21,800	$21,800
Issuance costs of convertible subordinated notes (see
Note 10)	10,621	-
Deferred income taxes (see Note 14d)	374	57
Customer acquisition costs	2,000	3,776
Other	4,637	4,095

	39,432	29,728
Accumulated amortization and provision for impairment	18,383	20,111

Amortized cost	$21,049	$9,617

b.	Amortization expenses amounted to $5.0 million, $4.5 million and $2.4 million for the years ended December 31, 2001, 2002 and 2003, respectively.

c.	In 2001, as a result of circumstances which indicated that the carrying amounts of certain intangible assets would not be recoverable, the Company reassessed the fair value of its intangible assets, which resulted in impairment in an amount of approximately $28.2 million.

d.	In 2002 and 2003, the Company recorded an impairment of intangible assets in an amount of $8.3 million and $5.6 million, respectively, to reduce the carrying value of intangible assets of the reporting units to its implied fair value. The impairment was a result of the circumstances

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS NOTE 8: - INTANGIBLE ASSETS AND DEFERRED CHARGES, NET (Cont.)

prompted by the continued deterioration in market conditions in general, in the communications market in particular and the decrease in the projected income of the Company. The impairments are included as impairment of tangible and intangible assets in the consolidated statement of operations.

e.	Estimated amortization expenses for the following years is as follows:

Year ending December 31,	In thousands

2004	$1,693
2005	1,268
2006	1,037
2007	952
2008 and thereafter	4,667

$9,617

NOTE 9:- GOODWILL

a.	The changes in the carrying amount of goodwill for the years ended December 31, 2002 and 2003 are as follows:

	December 31,

	2002	2003

	U.S. dollars in thousands

Balance as of the beginning of the year	$56,716	$-
Goodwill acquisitions and additions during the year	13,049	5,000
Cumulative effect of a change in an accounting principle	(56,716)	-
Impairment of goodwill	(13,049)	(5,000)

Balance as of the end of the year	$-	$-

b.	Amortization expenses amounted to $15.1 million, $0 and $0 for the years ended December 31, 2001, 2002 and 2003, respectively.

c.	As of September 30, 2001, the Company’s management assessed the carrying value of its goodwill resulting from the acquisition of rStar. The Company identified the following factors (i) the continued deterioration in market conditions in general and in the communications markets in particular; (ii) the permanent decrease in the expected income from rStar’s target markets (primarily North America); (iii) the significant decrease of rStar’s share price and (iv) rStar’s continued low share price for two fiscal quarters since the $45 million investment in May 2001, which indicated other than temporary impairment.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS NOTE 9:- GOODWILL (Cont.)

As a result, the Company’s management decided to record an impairment of goodwill in an amount of $50.6 million in the year 2001. The impairment is included as impairment of goodwill in the consolidated statement of operations.

d.	In 2002, the Company recorded an impairment of the goodwill in an amount of $69.7 million to reduce the carrying value of goodwill to its implied fair value. The impairment was prompted by the continued deterioration in market conditions in general, in the communications market in particular and the decrease in the projected income of the Company. The impairment adjustment recognized at adoption of SFAS 142 in the amount of $56.7 million was recorded as a cumulative effect of change in accounting principle in the first quarter of 2002 statement of operations. The impairment adjustments recognized after adoption, in the amount of $13.0 million, was recorded as impairment of goodwill in the operating expenses.

e.	In 2003, the Company recorded goodwill in the amount of $5.0 million relating to the closing of the rStar acquisition on August 2, 2002, and then recorded an impairment of goodwill in an amount of $5.0 million to reduce the carrying value of goodwill to its implied fair value. The impairment was prompted by decrease in the projected income of rStar. The impairment was recorded as impairment of goodwill in the operating expenses.

f.	The unaudited results of operations presented below for the three years ended December 31, 2001, 2002 and 2003, reflect the impact on results of operations had the Company adopted the non-amortization provisions of SFAS 142 effective January 1, 2001:

	Year ended December 31,

	2001	2002	2003

	U.S. dollars in thousands (except per share data)

Reported net income (loss)	$(429,112)	$(348,204)	$143,631
Cumulative effect of a change in an
accounting principle	-	56,716	-
Goodwill amortization	15,054	-	-

Adjusted net income (loss)	$(414,058)	$(291,488)	$143,631

Basic net income (loss) per share:
Reported net income (loss) per share	$(367.4)	$(295.4)	$12.1
Cumulative effect of a change in an
accounting principle	-	48.2	-
Goodwill amortization	12.8	-	-

Adjusted net income (loss) per share	$(354.6)	$(247.2)	$12.1

Diluted net income (loss) per share:
Reported net income (loss) per share	$(367.4)	$(295.4)	$11.2
Cumulative effect of a change in an
accounting principle	-	48.2	-
Goodwill amortization	12.8	-	-

Adjusted net income (loss) per share	$(354.6)	$(247.2)	$11.2

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS NOTE 10:- CONVERTIBLE SUBORDINATED NOTES

Under an Offering Memorandum issued at the end of February 2000, the Company issued in March 2000, $350 million 4.25% Convertible Subordinated Notes due 2005 (the “Old Notes”), traded in the United States on the Private Offerings, Resales and Trading through Automated Linkages (“PORTAL”) market and due March 15, 2005.

In March 2003, the Company completed a plan of arrangement with its bank lenders, holders of the Company’s old notes and certain other creditors. As part of the arrangement, the Company converted the old notes into equity and New Notes with $83.3 million in principal amount, and also issued to Bank Hapoalim $5.1 million of New Notes. See Note 1b for a full description

In November 2003, the Company completed a restructuring through conversion of debt to equity with the majority of its holders of the New Notes. As part of this arrangement, the Company converted most of the New Notes into equity. See Note 1b for a full description.

NOTE 11:- COMMITMENTS AND CONTINGENCIES

a.	On March 29, 2001, Spacenet completed a transaction for the sale and leaseback of its corporate headquarters building. The sale price of the property was approximately $31.5 million net of certain fees and commissions. Concurrent with the sale, Spacenet entered into an operating leaseback contract for a period of fifteen years at an initial annual rental of approximately $3.5 million plus escalation. The capital gain resulting from the sale and leaseback amounting to $5.6 million was deferred and is being amortized over the 15-year term of the lease. In accordance with the lease terms, Spacenet made a security deposit consisting of a $5.5 million fully cash collateralized letter of credit for the benefit of the lessor. The lease is accounted for as an operating lease in accordance with SFAS 13.

b.	Lease commitments:

Minimum lease commitments of certain subsidiaries under non-cancelable operating lease agreements in respect of premises occupied by them, at rates in effect subsequent to December 31, 2003, are as follows:

	Gross commitments	Receivables from subleases	Net commitments

Year ending December 31,	U.S. dollars in thousands

2004	$6,912	$1,387	$5,525
2005	5,429	1,145	4,284
2006	4,919	630	4,289
2007	4,438	474	3,964
2008 and thereafter	29,795	838	28,957

	$51,493	$4,474	$47,019*	)

Gross rent expenses and income from subleases totaled to: in 2001, $8.1 million and $0, respectively; in 2002, $5.1 million and $0, respectively and in 2003, $7.2 million and $1.2 million, respectively.

*) Of which $2.4 million are included as restructuring accrual in other account payables and other long-term liabilities.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS NOTE 11:- COMMITMENTS AND CONTINGENCIES (Cont.)

c.	Commitments with respect to space segment services:

All the required space segment services necessary to meet the terms of the current customer contracts are obtained from either SES Americom or from unrelated third parties under contracts ranging from one to twelve years (See also Note 1b).

Future minimum payments due for space segment services mainly to SES Americom, a related party, subsequent to December 31, 2003, are as follows:

Year ending December 31,	U.S. dollars in thousands

2004	$18,645
2005	15,538
2006	12,946
2007	9,832
2008 and thereafter	47,779

$104,740

Space segment services expenses, mainly to SES Americom, a related party, totaled $46.9 million, $25.5 million and $18.6 million in 2001, 2002 and 2003, respectively.

d.	In August 2002, the Company concluded the acquisition of rStar, increasing the ownership in this entity to approximately 85%. Under the terms of the acquisition, a special distribution payment may become due (see note 2a). In December 2003, the Company announced its intention to acquire all of the shares of common stock of rStar that it does not already own for $0.60 per share in cash. The estimated cost of this transaction to the Company is approximately $11 million and it is expected to close in the second quarter of 2004 (see Note 18).

e.	In June 2003, the Company entered into the development agreements with SES Global, a related party of the Group. Under the agreements, SES Global is to invest up to an aggregate of $6 million in research to be performed by the Company. In addition, the Company is required to pay SES Global a 10% royalty per outdoor unit sold for up to a total recoup by SES Global of its investment and thereafter, the royalties decrease to 5% per unit. Royalties will be payable for sales of product units which include components developed under the agreements. As of December 31, 2003, the Company has not finalized the development as such no royalties have been paid or accrued. As of December 31, 2003, the contingent liability to SES Global for amounts invested amounted to $1.5 million.

f.	In 2003, the Company received a “best judgment tax assessment” for the tax year 1998 for approximately $9 million plus $1.5 million in penalties mainly based on a claim of the Israeli Tax Authorities that loans to subsidiaries are considered a dividend and are subject to tax. The Company believes that the claim is not justified and intends to vigorously defend itself in this action. However, the claims made by the tax authorities may also be made in the years 1999 through 2003 with respect to loans and investments provided by the Company to its subsidiaries. Any such claims, if substantiated and proven, could have a significant adverse effect on the financial condition of the Company. The Israeli Tax authorities and the tax authorities in the jurisdictions in which the Group operates might raise additional claims, which might result in payment of additional taxes. The Company believes that it has adequate provisions to cover those exposures in accordance with SFAS 5.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS NOTE 11:- COMMITMENTS AND CONTINGENCIES (Cont.)

g.	In 2003, the Company entered into a consulting agreement with Israel Literage & Supply Ltd., a company under the ownership and control of Shlomo Rodav, the Chairman of the Board of Directors of the Company and a related party. The agreement specifies management services to be provided to the Company through Mr. Rodav. Pursuant to the agreement, Israel Literage & Supply Ltd. receives: (i) $25,000 per month; (ii) an annual bonus of 2.5% of the net after tax profits for each fiscal year beginning in 2003; and (iii) participation in the Company’s employee stock option and bonus plans. In addition, Shlomo Rodav was granted 150,000 options exercisable at $5.00 per share over a three-year vesting period (see Note 12g). The company recorded an expense in the amount of $1.4 million in 2003 as a result of the above agreement, which is included in selling, marketing, general and administrative expenses.

h.	Legal claims:

1.	In the first half of 2002, a number of securities class action lawsuits were filed against the Company and certain of its officers and directors. The litigation includes actions filed in the United States District Court and a request to file a class action lawsuit in the Tel-Aviv, Israel District Court. The class action suits, allege violations of the federal securities laws and claims that the Company issued material misrepresentations to the market, were brought on behalf of parties who purchased the Company securities between May 16, 2000 and October 2, 2001 inclusive. The class action suits in the U.S. have been consolidated into a single action in the United States District Court for the Eastern District of New York. The Israeli court granted a motion to stay the proceedings in the Israeli action pending the outcome of the U.S. class action proceeding. The Company filed a motion to dismiss the complaint which is pending hearing by the court. The Company believes the allegations against it and its officers and directors are without merit and intend to contest them vigorously.

2.	A supplier has demanded a payment of approximately $6.1 million, alleging a breach of contract in relation to purchase orders. The Company has asserted defenses and intends to vigorously defend against the claim.

3.	In September 2001, the Israeli customs authority began examining certain imports to determine whether the Company paid the appropriate duty for certain equipment. The investigation may result in administrative proceedings to recover approximately $1 million from the Company. The Company maintains that it has made all required payments.

4.	In 2002, a third party issued a letter to the Company claiming that it has rights to a portion of one of its subsidiaries based upon a document and certain partial payments made. The Company rejects the legal bases for such claims but has reached a mutually acceptable resolution to this dispute. The settlement is in the process of completion.

5.	In September 2003, Nova Mobilcom S.A. (“Mobilcom”) filed a lawsuit against Gilat do Brasil, a wholly-owned subsidiary of the Company, for specific performance of a memorandum of understanding which provided for the sale of Gilat do Brasil, and specifically the GESAC project, to Mobilcom for an unspecified amount. The Company does not believe that this claim has any merit, and the Company is vigorously defending itself against the claims presented therein.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS NOTE 11:- COMMITMENTS AND CONTINGENCIES (Cont.)

6.	The Brazilian tax authority has filed a claim against a subsidiary of Spacenet in Brazil, for alleged taxes due of approximately $3.7 million. The subsidiary received notice of a lower administrative ruling against it in this regard, and it filed an administrative appeal against the ruling. The subsidiary denies such claim and is vigorously defending against it.

7.	Various claims against companies within the Group, some of which are in litigation, have been alleged by former employees for commissions owed, wrongful termination and severance in the aggregate amount of approximately $1.2 million. The Company believes that such claims are without merit and will defend against them vigorously.

8.	From time to time, the Company receives claims that it may be infringing patents, copyrights or other intellectual property rights owned by third parties. The Company does not believe it is infringing any intellectual property rights of third parties and intends to vigorously dispute such claims.

9.	On February 2, 2004, a lawsuit was filed against Gilat Florida Inc., a wholly-owned subsidiary of the Company, in the U.S. District Court in Florida by Tecnologia, Sistemas y Aplicaciones SA de CV of Mexico in the amount of $0.6 million for commissions allegedly owed relating to a transaction between Gilat Florida and a customer in Mexico in 2000. The Company intends to vigorously defend against it.

10.	On March 3, 2004, the Company received a letter from a customer for whom it performing certain development alleging that it is expected to be in breach of contract. The aggregate amount of the agreement is approximately $750,000. The Company is currently in a thirty-day cure period, and believes that such dispute will be resolved in the next few weeks. The Company believes that such claims are without merit and it will defend against them vigorously.

11.	Certain claims have been alleged against the Group in the aggregate amount of approximately $2.1 million for items such as agent commissions and breach of contract. The Company believes that such claims are without merit and will defend against them vigorously.

12.	In accordance with SFAS 5, the Company has accrued approximately $3.2 million for the expected implications of such legal proceedings.

i.	Pledges and securities:

1.	Spacenet granted a lender a security interest of approximately $5.2 million in certain of its computer, machinery and hub equipment.

2.	The Company granted a lender a first priority security interest of approximately $29 million in certain of its facilities in Israel.

3.	A Dutch subsidiary of the Company entered into a mortgage and loan agreement with a German bank. The amount of the mortgage as of December 31, 2003, is €5.7 million, collateralized by the facilities in Germany.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS NOTE 11:- COMMITMENTS AND CONTINGENCIES (Cont.)

4.	In order to secure credit lines provided by certain Israeli Banks, the Company granted those banks a second priority security charge on its facilities. As of December 31, 2003, the Company utilized approximately $23.8 million of those credit lines.

5.	In addition to existing security interests in their favor, the Company granted the banks referred to in Note 1b, a first priority security interest consisting of a floating charge on all of the Company’s assets and a pledge on Spacenet shares owned by the Company. The Company granted a second priority security interest in the same collateral to the holders of the New Notes.

j.	Guarantees:

The Company guarantees its performance to certain customers (generally to government entities) through bank guarantees and corporate guarantees. Guarantees are often required for the Group’s performance during the installation and operational periods of long-term rural telephony projects such as in Latin America, and for the performance of other projects (government and corporate) throughout the rest of the world. The guarantees typically expire when certain operational milestones are met.

The maximum potential amount of future payments that the Company could be required to make under its guarantees at December 31, 2003 is $125.8 million. This amount includes the following guarantees:

1.	The aggregate amount of bank guarantees provided in order to secure the Company’s obligations under contracts is approximately $29.9 million. The Company has restricted cash as a collateral for these guarantees in an amount of approximately $7.8 million. This amount includes mainly guarantees of performance of our subsidiary in Peru in the amount of $22.7 million.

2.	In addition to bank guarantees, the Group has provided contractual corporate guarantees in order to guarantee performance in the aggregate amount of approximately $63.7 million. The Company has restricted cash as a collateral for these guarantees in an amount of approximately $26.7 million. This amount mainly includes guarantees of performance for the two largest projects in Colombia for an aggregate of $61.7 million.

3.	The Company has also provided corporate and bank guarantees for certain property leases throughout the world in amounts of up to $20.7 million. The Company has restricted cash as a collateral for these guarantees in an amount of $6.1 million.

4.	The Company has also provided bank guarantees mainly for lines of credit and certain capital leases agreements throughout the world in an amount of $11.5 million. The Company has restricted cash as a collateral for these guarantees in an amount of $2.5 million.

The Company has not recorded any liability for such amounts, as the Company expects that its performance will be acceptable. To date, no guarantees have ever been exercised against the Company.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS NOTE 12:- SHAREHOLDERS’ EQUITY (DEFICIENCY)

a.	Reverse split:

All share and per share data included in these financial statements have been retroactively adjusted to reflect a 20:1 reverse split as approved by the Company’s shareholders on April 15, 2003.

b.	Share capital:

Ordinary shares confer upon their holders voting rights, the right to receive cash dividends and the right to share in excess assets upon liquidation of the Company.

c.	Issuance of shares:

As part of the restructuring of debt arrangements discussed in Note 1b, the Company issued 11,795,067 ordinary shares in March 2003 and 9,208,270 ordinary shares in November 2003.

d.	Stock Option Plans:

The Company has three stock option plans, the 1993, the 1995 and the 2003 Stock Option and Incentive Plans (“the Plans”). The 1995 plan was amended in 1997, 1998 and 1999. Under the Plans, options may be granted to employees, officers, directors and consultants of the Group. Pursuant to the Plans, as of December 31, 2003, the Company reserved for issuance a total of 2,016,425 ordinary shares. As of December 31, 2003, an aggregate of 355,180 ordinary shares of the Company are still available for future grant.

Options granted under the Plans generally vest quarterly over 2 to 4 years, 50% of the options granted under the tender offer on November 27, 2001 vested immediately and the remainder vests quarterly over two years. Options granted in December 2003 vest quarterly over two years. Those options will expire ten years from the date of grant. Any options, which are forfeited or canceled before expiration, become available for future grants. The exercise price per share under the 1993 and 1995 plans was not less than the market price of an ordinary share at the date of grant. The exercise price for the 2003 Plan shall be the higher of (i) $5.00 per share; and (ii) the fair market value of the shares as of the date of the option grant, unless otherwise provided in the stock option agreement. No compensation expenses in connection with options that were granted to employees has been charged against income in the years ended December 31, 2001, 2002 and 2003, except as discussed in Notes 12e and 12f.

On April 24, 2001, the Company filed a tender offer with the Securities and Exchange Commission allowing employees of the Group, if they so choose, to cancel outstanding options previously granted to them. In exchange, the employees were to receive an equal number of new options to be granted at a date, more than six months following the cancellation of the old options, with a per share exercise price equal to the fair market value of the Company’s ordinary shares on the date of grant of the new options.

On November 27, 2001, the Company granted 0.3 million new options to the 737 employees that chose to cancel their options under the tender offer. The options exercise price was the market price as of the date of the grant. Fifty percent of the options granted under the tender offer vested immediately and the remainder vests quarterly over 2 years.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS NOTE 12:- SHAREHOLDERS’ EQUITY (DEFICIENCY) (Cont.)

In January 2002, the Company’s Board of Directors resolved to accelerate the vesting period for all the Company’s employees whose employment was to be terminated as part of the change of control of six European subsidiaries sold to Satlynx S.A. (see Note 1e). In addition to immediate vesting of all options, effective upon the change of control, the exercise period of the options was modified such that such Satlynx employees have a 60-day period to exercise their options in the event their employment is terminated by Satlynx. The Company did not record any compensation expenses as a result of these modifications in accordance with FIN 44.

A summary of the status of the Plans as of December 31, 2001, 2002 and 2003, and changes during the years ended on those dates, is presented below:

	Year ended December 31,
	2001		2002		2003
	Number of Options	Weighted average exercise price	Number of Options	Weighted average exercise price	Number of Options	Weighted average exercise price
		$		$		$
Options outstanding at the beginning of the year	404,450	1,457.0	367,707	152.6	381,029	136.2
Changes during the year:
Granted	347,671	102.2	46,166	77.8	1,370,920	5.0
Exercised	(1,703)	55.4	(65)	77.2	(29,016)	88.6
Forfeited and cancelled	(382,711)	1,486.0	(32,779)	238.0	(131,331)	134.7

Options outstanding at the
end of the year	367,707	152.6	381,029	136.2	1,591,602	24.2

Options exercisable at the
end of the year	116,088	243.2	237,203	161.0	530,904	60.5

The options outstanding as of December 31, 2003, have been separated into ranges of exercise price as follows:

Ranges of exercise price	Options outstanding as of December 31, 2003	Weighted average remaining contractual life	Weighted average exercise price	Options exercisable as of December 31, 2003	Weighted average exercise price of exercisable Options
		(Years)
$5.0	1,370,420	10.0	$5.0	331,585	$5.0
$6.6-42.4	1,629	8.6	$17.0	635	$20.7
$73.8-79.0	190,761	8.0	$77.4	171,508	$77.3
$159.6-3,197.5	28,792	5.0	$584.3	27,176	$631.5

	1,591,602		$24.2	530,904	$60.5

e.	In August 2003, rStar granted 2.8 million options of rStar common stock to its CEO in accordance with the terms of his employment agreement. The exercise price is $0.16 per share of common stock. The options were treated in the subsidiary under APB 25 as variable plan and compensation expense of $764,000 has been recorded in the year ended December 31, 2003, using the accelerated method of accounting for incentive stock options. The Company recorded the amount in its equity accounts as stock compensation related to options issued in a subsidiary. The compensation expense is included in selling, marketing, general and administrative expenses.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS NOTE 12:- SHAREHOLDERS’ EQUITY (DEFICIENCY) (Cont.)

f.	In 2003, the Company reduced the exercise price of 29,016 options granted to its then CFO as part of a separation agreement from $77.2 to $1.26 per share. As a result, the Company recorded compensation expenses of $91,000, which is included in selling, marketing, general and administrative expenses in accordance with APB 25 and FIN 44. The Company’s CFO exercised those options in September and December 2003.

g.	In 2003, the Company granted 150,000 stock options to its Chairman of the Board of Directors, a related party, in accordance with the terms of his consultancy agreement. The exercise price is $5.00 per share. The Company accounted for its options under the fair value method of SFAS 123 and EITF 96-18. The fair value of these options was estimated using a Black-Scholes option-pricing model with the following weighted-average assumptions for 2003: risk-free interest rates of 3%, dividend yields of 0%, volatility factors of the expected market price of the Company’s ordinary shares of 43%, and a weighted-average expected life of the options of five years. Changes in the fair value of the options prior to completion of performance are reflected as an adjustment to the expense to be included in future periods over the vesting period. In 2003, the Company recorded compensation expense of $233,000, which included in selling, marketing, general and administrative expenses.

h.	In 2003, the Company granted 225,000 stock options to its CEO in accordance with the terms of his employment agreement. The exercise price is $5.00 per share. The options were treated under APB 25 as variable plan. No compensation expense has been recorded in the year ended December 31, 2003 since the market price of the underlying share was higher than the exercise price of the option.

i.	Dividends:

1.	In the event that cash dividends are declared by the Company, such dividends will be declared and paid in Israeli currency. Under current Israeli regulations, any cash dividend in Israeli currency paid in respect of ordinary shares purchased by non-residents of Israel with non-Israeli currency, may be freely repatriated in such non-Israeli currency, at the rate of exchange prevailing at the time of repatriation.

2.	Pursuant to the terms of a credit line from a bank (see Note 15d), the Company is restricted from paying cash dividends to its shareholders without initial approval from the bank.

NOTE 13:-   RESTRUCTURING CHARGES

a.	In March and September 2001, the Group recorded restructuring charges of approximately $10 million and $ 20.3 million, respectively, pursuant to restructuring plans committed to by management, of which in 2001 $13.0 million was paid in cash, $6.3 million was a non-cash expense and $11 million was accrued as a short-term liability. In 2002 and 2003, $7.4 million and $0.7 million, respectively, was paid in cash. The restructuring charges consist of employee termination benefits associated with involuntary termination of approximately 650 employees including potential claims, compensation to certain suppliers and customers, costs associated with termination of lease commitments in respect of premises occupied by the Group and other costs. The terminations resulted from the Group’s strategy to reduce costs and improve profitability.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS NOTE 13:- RESTRUCTURING CHARGES (Cont.)

Restructuring charges were accounted for in accordance with EITF 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)” (“EITF 94-3”) and SAB No. 100, “Restructuring and Impairment Charges” (“SAB 100”).

	Restructuring charges in the Year ended December 31, 2001	Accrued liability as of December 31, 2003
	U.S. dollars In thousands
Employee terminations, including potential claims	$11,785	$694
Termination of lease commitments	7,826	821
Compensation to customers and suppliers	9,167	474
Other	1,506	891

	$30,284	$2,880

b.	In June 2003, the Group recorded additional restructuring charges of approximately $3.9 million, pursuant to a restructuring plan committed to by management, of which in 2003, $1.6 million was paid in cash, $0.6 million was a non-cash expense and $1.7 million was accrued as a short-term and long-term liabilities. The restructuring costs consist of employee termination benefits associated with involuntary termination of 88 employees and compensation to certain suppliers. The terminations resulted from the Group’s strategy to further reduce costs and improve profitability.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”). SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured, initially at fair value, only when the liability is incurred; thereby, nullifying EITF 94-3, that required a liability for an exit cost to be recognized at the date of an entity’s announcement and commitment to an exit plan. The adoption of SFAS 146 resulted in delaying recognition for certain types of costs as compared to the provisions of EITF 94-3, especially for facility closure costs.

	Restructuring charges in the Year ended December 31, 2003	Accrued liability as of December 31, 2003
	U.S. dollars In thousands
Employee terminations	$1,682	$135
Termination of lease commitments	1,614	1,540
Other	609	-

	$3,905	$1,676

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS NOTE 14:- TAXES ON INCOME

a.	The Company:

1.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959:

The Company has been granted an “Approved Enterprise” status for nine investment programs in the alternative program, by the Israeli Government under the Law for Encouragement of Capital Investments, 1959 (“the Law”). In 2000, the Company applied for approval of an additional investment program, which is expected to be considered a replacement of previously approved equipment.

Since the Company is a “foreign investors’ company”, as defined by the above-mentioned law, it is entitled to a ten-year period of benefits, for enterprises approved after April 1993. The main tax benefits from said status, are a tax exemption for two to four years, and a reduced tax rate (based on the percentage of foreign shareholding in each tax year) on income from all of its approved enterprises, for the remainder of the benefit period. These tax benefits are subject to a limitation of the earlier of 12 years from commencement of operations, or 14 years from receipt of approval. The periods of benefits of the approved enterprises will expire between 2004 and 2009.

Tax-exempt profits earned by the Company’s “Approved Enterprises” can be distributed to shareholders, without imposing tax liability on the Company only upon its complete liquidation. If such retained tax-exempt profits are distributed in a manner other than in the complete liquidation of the Company it would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative program of benefits (depending on the level of foreign investment in the Company), currently between 10% to 25% for an “Approved Enterprise”.

The Company is entitled to claim accelerated depreciation with respect to equipment used by “Approved Enterprises” during the first five years of the operations of these assets.

The entitlement to the above mentioned benefits is dependent upon the Company fulfilling the conditions stipulated by the above mentioned law, regulations published thereunder and the certificates of approval for the specific investments in approved enterprises. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences to the Israeli Consumer Price Index (“CPI”) and interest.

Income from sources other than the “Approved Enterprise” during the benefit period will be subject to tax at the regular corporate tax rate of 36%.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS NOTE 14:- TAXES ON INCOME (Cont.)

2.	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985:

Under this law, results for tax purposes are measured in real terms, in accordance with the changes in the Israeli CPI, or in the exchange rate of the Dollar for a “foreign investors’ company”. The Company has elected to measure its results for tax purposes on the basis of the changes in the exchange rate of the Dollar, which as stated in Note 3b, is the Company’s reporting currency, and therefore results in no differences.

3.	The Law for the Encouragement of Industry (Taxes), 1969:

The Company is an “industrial company” as defined by this law and, as such, is entitled to certain tax benefits, mainly accelerated depreciation, as prescribed by regulations published under the Inflationary Adjustments Law, and amortization of patents, certain other intangible property rights and deduction of share issuance expenses.

4.	Israeli tax reform:

On January 1, 2003, a comprehensive tax reform took effect in Israel. Pursuant to the reform, resident companies are subject to Israeli tax income accrued or derived in Israel or abroad. In addition, the concept of “controlled foreign corporation” was introduced, according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary’s primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). The tax reform also substantially changed the system of taxation of capital gains.

b.	Non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed based on tax laws in their countries of residence.

c.	Carryforward tax losses and credits:

At December 31, 2003, the Company had operating loss carryforwards for Israeli income tax purposes of approximately $72.3 million, which are available to offset against future taxable income indefinitely.

In addition, the Group had carryforward tax losses and research and development tax credits relating to non-Israeli subsidiaries, mainly in the U.S.

Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitations may result in the expiration of net operating losses before utilization. In connection with the debt restructurings described in Note 1b, the Company expects the expiration or deferral of significant portion of these carryforward tax losses.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS NOTE 14:- TAXES ON INCOME (Cont.)

d.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Groups’ deferred tax liabilities and assets are as follows:

	December 31,
	2002	2003
	U.S. dollars in thousands
1. Provided in respect of the following:
Carryforward tax losses and research and
development credits	$192,106	$93,315
Other	42,010	46,184

Deferred tax assets before valuation allowance	234,116	139,576
Valuation allowance	(229,021)	(139,177)

Net deferred tax assets	$5,095	$399

Domestic	$4,560	$-
Foreign	535	399

	$5,095	$399

2. Deferred taxes are included in the consolidated
balance sheets, as follows:

Current assets	$4,721	$1812
Non-current assets	374	57
Current liabilities	-	(310)
Non-current liabilities	-	(1,160)

	$5,095	$399

3.	As of December 31, 2003, the Group has decreased the valuation allowance by approximately $89.8 million with respect to deferred tax assets resulting from tax loss carryforwards and other temporary differences. Management currently believes that it is more likely than not that the deferred tax regarding the loss carryforwards and other temporary differences for which valuation allowance was provided will not be realized in the foreseeable future.

e.	The main reconciling items between the statutory tax rate of the Company and the effective tax rate are the non-recognition of tax benefits, from accumulated net operating losses carryforward and other temporary differences among the various subsidiaries worldwide due to the uncertainty of the realization of such tax benefits, the arrangement with the Israeli tax authorities in connection with the restructuring of debt and the effect of approved enterprise.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS NOTE 14:- TAXES ON INCOME (Cont.)

f.	Taxes on income included in the consolidated statements of operations:

	Year ended December 31,
	2001	2002	2003
	U.S. dollars in thousands
Provision for income tax:
Current	$2,467	$970	$2,962
Previous years	(361)	-	1,915

	2,106	970	4,877
Deferred income taxes	(1,132)	(41)	4,813

	$974	$929	$9,690

Domestic	$(2,001)	$604	$6,330
Foreign	2,975	325	3,390

	$974	$929	$9,690

g.	Income (loss) before taxes on income from continuing operations:

	Year ended December 31,
	2001	2002	2003
	U.S. dollars in thousands
Domestic	$(168,956)	$(103,351)	$180,905
Foreign	(258,765)	(159,454)	(28,943)

	$(427,721)	$(262,805)	$151,962

h.	The Company obtained a ruling from the Israeli tax authorities regarding the March 2003 restructuring of debt arrangement for payment of $1.1 million and deferral of the taxes on the capital gains for tax purposes based on the realization of the Company’s assets as of December 31, 2000. As part of the ruling the Company committed to the Israeli tax authorities not to transfer its activities abroad or, for tax purposes, cease to be considered an Israeli resident.

NOTE 15:-   SUPPLEMENTARY BALANCE SHEET INFORMATION

a.	Receivables in respect of capital leases, prepaid expenses and other accounts receivable:

	December 31,
	2002	2003
	U.S. dollars in thousands
Government authorities	$15,704	$6,821
Employees	1,843	1,007
Receivables in respect of capital leases (see c below)	14,075	13,916
Prepaid expenses	7,085	2,992
Deferred income taxes (see Note 14d)	4,721	1,812
Other	3,685	4,213

	$47,113	$30,761

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS NOTE 15:- SUPPLEMENTARY BALANCE SHEET INFORMATION (Cont.)

b.	Long-term trade receivables, receivables in respect of capital leases and other receivables:

	December 31,
	2002	2003
	U.S. dollars in thousands
Long-term receivables in respect of capital leases (see c
below)	$22,229	$24,038
Long-term trade receivables	9,029	12,530
Other receivables	169	2,544

	$31,427	$39,112

c.	Receivables in respect of capital and operating leases:

The Group’s contracts with customers contain long-term commitments, for remaining periods ranging from one to five years, to provide network services, equipment, installation and maintenance.

The aggregate minimum future payments to be received by the Group under these contracts as of December 31, 2003, are as follows (including unearned interest income in the amount of $3.2 million):

Year ending December 31,	U.S dollars in thousands
2004	$15,701
2005	13,070
2006	10,140
2007	5,444
2008 and thereafter	1,934

$46,289

The net investments in capital lease receivables as of December 31, 2003, are $42.1 million. Total revenues from capital and operating leases amounted to $45.7 million, $19.9 million and $16.8 million in the years ended December 31, 2001, 2002 and 2003, respectively.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS NOTE 15:- SUPPLEMENTARY BALANCE SHEET INFORMATION (Cont.)

d.	Short-term bank credit:

1.	The following is classified by currency and interest rates:

	Weighted average interest rate
	December 31,		December 31,
	2002	2003	2002	2003
	%		U.S. dollars in thousands
In Dollars	7.16	1.90	$1,801	$1,676
In NIS and other currencies	10.0-17.1	18.86	25	94

Total	7.28	2.80	$1,826	$1,770

2.	As of December 31, 2003, the Company has utilized all its available credit line, which includes guarantees for future performance obligations.

e.	Other accounts payable:

	December 31,
	2002	2003
	U.S. dollars in thousands
Payroll and related employees accruals	$3,464	$6,533
Provision for vacation pay	4,836	3,213
Advances from customers	7,862	8,682
Deferred revenue	6,904	7,086
Current maturities of long-term liabilities with respect
to capital lease agreements	1,810	1,598
Taxes payable	4,609	8,704
VAT payable	2,927	1,876
Related parties	3,281	1,322
Other	2,094	486

	$37,787	$39,500

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS NOTE 15:- SUPPLEMENTARY BALANCE SHEET INFORMATION (Cont.)
f.	Long-term loans:

		Rate of interest for 2002	Rate of interest for 2003	Maturity	December 31,
					2002	2003
	Linkage	%	%		U.S. dollars in thousands
Restructured loans (a):
Loan from bank Hapoalim	Dollar	Libor+0.8%	Libor+2.5%	2005-2012	$105,147	$71,400
Loan from bank Leumi	Dollar	Libor+2.0%	Libor+2.5%	2003-2011	30,000	29,000
Other long-term loans (b)	Dollar	Libor+1.0%	5.0%	2003-2008	6,579	5,224

					141,726	105,624

Other loans:
Loans from a bank	DM	5.86%-6.3%	5.86%-6.3%	2003-2021	6,140	7,141
Loans from a bank	Dollar	-	2.4%	2004-2008	-	2,317
Loans from a bank	Dollar	6.75%	-	2003	539	-
Other long-term loans (b)	Dollar	Libor+1.0%	0%	2003-2007	4,677	4,025
Other long-term loans	Dollar	3.0%	3.0%-5.0%	2005	255	419

					11,611	13,902

					153,337	119,526
Less - current maturities					8,197	3,000

					$145,140	$116,526

(a)	In March 2003, the Company concluded a restructuring process reaching an agreement with the banks and other creditors, which revised the loan terms (See Note 1b).

(b)	The Company granted the lender a security interest on certain of its computer, machinery and hub equipment assets.

Long-term debt maturities for loans after December 31, 2003, are as follows:

Year ending December 31,	U.S dollars in thousands
2004	$3,000
2005	12,200
2006	16,546
2007	15,803
2008 and thereafter	71,977

$119,526

Interest expenses on the long-term loans amounted to $7.7 million, $6.8 million and $3.0 million for the years ended December 31, 2001, 2002 and 2003, respectively.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS NOTE 15:- SUPPLEMENTARY BALANCE SHEET INFORMATION (Cont.)

g.	Other long-term liabilities:

	December 31,
	2002	2003
	U.S. dollars in thousands
Deferred revenue	$6,099	$4,472
Long-term liability in respect of OCS agreement *)	2,775	2,113
Provision for cash distribution to rStar minority (see
Note 2a)	5,000	-
Restructuring charges (see Note 13)	-	2,361
Liability for space segment	-	2,125
Long-term liabilities with respect to capital lease
agreements **)	3,415	2,078
Deferred taxes	-	1,160
Other	1,904	1,453

	$19,193	$15,762

*)	The Company was committed to pay royalties to the OCS at rate of 3%-5% on sales proceeds from products for which the OCS participates in the research and development by way of grants. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required. The royalty amount is determined to be up to the amount of the grants received (the grants are linked to the Dollar and part of the grants bear interest at LIBOR rate).

Royalties paid or accrued for the years ended December 31, 2001, 2002 and 2003 to the OCS amounted to $1.3 million, $ 0 and $ 0, respectively.

In October 2001, the Company filed a request with the OCS for the commitment to pay all royalties arising from future sales with respect to previous OCS grants. The Company recorded expenses in the amount of $3.4 million payable over the years 2003 to 2006, bears variable interest of the Accountant General’s interest and linked to the Israeli CPI. The amount was recorded in selling, marketing, general and administrative expenses. This agreement enables the Company to participate in a new OCS program under which it would be eligible to receive future research and development grants for generic research and development projects without any royalty repayment obligations. The amount payable as of December 31, 2003, is $3.1 million.

**)	Future lease payments in respect of capital lease agreements:

Year ending December 31,	U.S dollars in thousands
2004	$1,607
2005	2,121

3,728
Less amount representing interest	52

Present value of minimum lease payments	$3,676

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS NOTE 16:- SELECTED STATEMENTS OF OPERATIONS DATA

a.	Research and development expenses, net:

	Year ended December 31,
	2001	2002	2003
	U.S. dollars in thousands
Total cost	$44,483	$29,012	$22,063
Less:
Royalty bearing grants	2,058	-	*)1,450
Non - royalty bearing grants	6,791	3,946	3,664

	$35,634	$25,066	$16,949

*) Consists of funding from SES Global (see Note 11e).

b.	Selling, marketing, general and administrative expenses:

	Year ended December 31,
	2001	2002	2003
	U.S. dollars in thousands
Selling and marketing (1)	$54,313	$35,990	$31,264
General and administrative (2)	67,173	50,237	40,456

	$121,486	$86,227	$71,720

(1)	Including shipping expenses in the amounts of $5.4 million, $3.8 million and $3.0 million for the years ended December 31, 2001, 2002 and 2003, respectively.

(2)	Including amortization of goodwill in 2001 and other identifiable intangible assets in all periods presented.

c.	Allowance for doubtful accounts:

	Year ended December 31,
	2001	2002	2003
	U.S. dollars in thousands
Balance at beginning of year	$8,077	$114,703	$17,041
Increase during the year	134,614	34,714	1,383
Write-off of bad debts	(27,988)	(132,016)	(322)

Balance at the end of year	$114,703	$17,041	$18,102

In 2001, the Company provided an allowance for its capital lease receivables relating to vertical market customers that were specifically identified by management of the Company as having difficulties paying their respective receivables. Those customers were significantly adversely affected by the recession which was apparent in the third quarter. Specifically in the United States there was an abrupt drop in consumer spending, intensified business lay-offs and an acceleration of the downsizing of businesses. Furthermore, the Company increased its allowance for bad debt provision since certain circumstances such as the global decrease in the telecommunications market, depressed market conditions and difficulties in collections from certain customers indicated that the carrying amount of the receivables may not be recoverable.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS NOTE 16:- SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)

Management estimated potential recovery of the identified capital lease receivables and other trade receivables and allocated reserves for the difference between the receivable balance and the estimated recovery amount to be $134.6 million (including $75 million relating to StarBand, see Note 1c) for 2001.

During 2002, the Group increased its allowance for bad debt provision since certain circumstances such as the depressed market conditions and difficulties in collections from certain customers intensified further indicating that the carrying amount of the receivables might not be recoverable. As a result, the Group increased its bad debt provision in the amount of approximately $34.7 million.

d.	Financial income (expenses), net:

	Year ended December 31,
	2001	2002	2003
	U.S. dollars in thousands
Income:
Interest on cash equivalents, bank deposits
and restricted cash	$8,165	$1,798	$1,558
Interest with respect to capital lease	2,615	4,625	3,121
Other (mainly translation adjustments)	1,734	1,276	613

	12,514	7,699	5,292

Expenses:
Interest on Convertible Subordinated Notes	14,875	14,936	868
Amortization of issuance costs of
convertible subordinated notes (see Note 8)	2,124	2,127	486
Interest with respect to short-term bank
credit and trade payables and other	2,113	1,484	2,082
Interest with respect to long-term loans	7,717	6,784	3,007
Interest with respect to capital lease	1,135	1,912	60
Other (mainly translation adjustments)	5,884	1,780	2,045

	33,848	29,023	8,548

	$(21,334)	$(21,324)	$(3,256)

NOTE 17:-   CUSTOMERS AND GEOGRAPHIC INFORMATION

The Group operates in one business segment - the design, development, manufacturing, marketing and providing of services by very small aperture terminal (“VSAT”) satellite earth stations. The Group has adopted SFAS No. 131, “Disclosures About Segments of an Enterprise and Related Information”.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS NOTE 17:- CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

a.	Revenues by geographic area:

Following is a summary of revenues by geographic area. Revenues are attributed to geographic area, based on the location of the end customers, as follows:

	Year ended December 31,
	2001		2002		2003
	U.S. dollars in thousands
United States	$	*)151,100	$	*) 110,256	$	*) 68,050
South America and Central America
(except Brazil)		104,218		31,195		43,389
Brazil		13,333		9,291		20,828
Asia		*)50,562		24,629		29,251
Europe		48,554		*)14,577		*)8,939
Africa		16,855		17,325		16,059
Israel		1,019		1,205		498
Other		388		277		3,163

		$386,029		$208,755		$190,177

*) Including revenues from related parties as
follows:
StarBand		$44,288		$3,220		$5,393
Satlynx		-		3,530		2,148
Others		5,729		-		-

		$50,017		$6,750		$7,541

b.	Revenues from single customers which exceed 10% of total revenues in the reported years as a percentage of total revenue:

	Year ended December 31,
	2001	2002	2003
	U.S. dollars in thousands
StarBand (see Note 1c)	11.47%	1.54%	2.84%
Gtech U.S.	-	10.52%	4.01%

c.	The Group’s long-lived assets are located as follows:

	December 31,
	2002	2003
	U.S. dollars in thousands
United States	$50,938	$19,628
Israel	94,014	89,013
Latin America	15,441	25,765
Europe	17,237	14,028
Other	789	601

	$178,419	$149,035

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS NOTE 18:- SUBSEQUENT EVENTS (UNAUDITED)

a.	In February and March 2004, Alcatel Space and Skyridge (Alcatel subsidiaries) invested in Satlynx cash and in-kind contributions. Subsequent to these transactions, the Company holds approximately 40.6% of Satlynx issued shares and the Company’s shareholdings may further decrease to 29% pending negotiations currently underway with the shareholders of Satlynx.

b.	In February 2004, the Company announced that it had completed the review process with the United States Securities and Exchange Commission with respect to the Schedule 13E-3 Transaction Statement regarding the Company’s intention to acquire all of the shares of common stock of rStar Corporation not already owned by the Group for $0.60 per share in cash. The estimated cost of this transaction to the Company is approximately $11 million. The Company intends to effect a short-form merger and acquire the shares in the second quarter of 2004.

c.	On February 24, 2004, the Company’s ordinary shares commenced trading on the Tel Aviv Stock Exchange in addition to the Nasdaq National Market.

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and Stockholder
Gilat Florida Inc.
Sunrise, Florida

We have audited the accompanying consolidated balance sheets of Gilat Florida Inc. (a wholly-owned subsidiary of Gilat Satellite Networks Ltd.) as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholder's equity and cash flows for each of the three years ended December 31, 2001, 2000 and 1999 (restated). These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of gilat Florida Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years ended December 31, 2001, 2000 and 1999 (restated) in conformity with accounting principles generally accepted in the United States.

Melbourne, Florida
January 17, 2002

/s/ Berman, Hopkins, Wright & Latham, SPAs, LLP

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors
of Gilat To Home Latin America (Netherlands Antilles) N.V.

We have audited the accompanying consolidated balance sheets of Gilat To Home Latin America (Netherlands Antilles) N.V. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gilat To Home Latin America (Netherlands Antilles) N.V. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Amstelveen, February 8, 2002

/s/ KPMG Accountants N.V.

Report of Independent Certified Public Accountants

The Board of Directors and Stockholders rStar Corporation

We have audited the accompanying consolidated balance sheets of rStar Corporation as of December 31, 2001 and 2000, and the related consolidated statements of operations, redeemable convertible preferred stock and stockholders’ equity and cash flows for each of the two years in the period ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of rStar Corporation at December 31, 2001 and 2000, and the results of its consolidated operations and its consolidated cash flows for the two years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

San Francisco, California
January 31, 2002

SIGNATURE

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GILAT SATELLITE NETWORKS LTD. BY: /S/ Shlomo Rodav —————————————— Shlomo Rodav Chairman of the Board of Directors

        Date: March 18, 2004