Form 20-F
period 2004-12-31
GILAT SATELLITE NETWORKS LTD
filed 2005-03-18
CIK 897322

As filed with the Securities and Exchange Commission on March 17, 2005

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

Commission file number: 0-21218

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

22,312,487 Ordinary Shares, NIS 0.20 par value per share.

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

Item 17 ☐ Item 18 ☒

INTRODUCTION

        We are a leading provider of products and services for satellite-based communications networks. Beginning January 1, 2005, we operate under two business units: (i) Gilat Network Systems, often referred to as GNS, which is a provider of network systems and associated professional services to service providers and operators and (ii) Spacenet, which provides managed services for enterprises and businesses through our U.S. Subsidiary, Spacenet Inc., for consumers through our U.S. subsidiary, StarBand Communications Inc. and for rural communities through Spacenet Rural Communications. In its most recent available report published in September 2003, Comsys, a specialized consulting company that analyzes the satellite communications industry, reported that Gilat is the second-largest manufacturer of very small aperture terminals, referred to in the network communications industry as VSATs. We were incorporated in Israel in 1987 and are subject to the laws of the State of Israel. Gilat’s corporate headquarters, executive offices and research and development, engineering and manufacturing facilities are located at Gilat House, 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva 49130, Israel. Our telephone number is (972) 3-925-2000.

        The name “Gilat™” and the names “TwoWay™,” “OneWay™,” “FaraWay™,” “DialAw@y IPTM,” “SkySurfer™,” “SkyWay™,” “Skydata®,” “SkyEdge™", “Clearlink™", “SkyBlaster ™", “Skystar Advantage®” and StarBand™ appearing in this annual report on Form 20-F are trademarks of Gilat and its subsidiaries. GSAT® is a registered trademark of GTECH Corporation (“GTECH”). See Item 4: “Information on the Company – Products and Services.” Other trademarks appearing in this annual report on Form 20-F are owned by their respective holders.

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

        Our consolidated financial statements appearing in this annual report are prepared in U.S. dollars and in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. All references in this annual report to “dollars” or “$” are to U.S. dollars and all references in this annual report to “NIS” are to New Israeli Shekels. The representative exchange rate between the NIS and the dollar as published by the Bank of Israel on March 16, 2005 was NIS 4.31 per $1.00.

        As used in this annual report, the terms “we,” “us”, “Gilat” and “our” mean Gilat Satellite Networks Ltd. and its subsidiaries, unless otherwise indicated.

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

Selected Consolidated Financial Data

        The selected consolidated statement of operations data set forth below for the years ended December 31, 2002, 2003 and 2004, and the selected consolidated balance sheet data as of December 31, 2003 and 2004 are derived from our audited consolidated financial statements that are included elsewhere in this Report. These financial statements have been prepared in accordance with U.S. generally accepted accounting principles or U.S. GAAP.

        The selected consolidated statement of operations data set forth below for the years ended December 31, 2000 and 2001 and the selected consolidated balance sheet data as of December 31, 2000, 2001 and 2002 are derived from our audited consolidated financial statements that are not included in this Report.

        The selected consolidated financial data set forth below should be read in conjunction with Item 5: “Operating and Financial Review and Prospects” and the Consolidated Financial Statements and notes thereto included in Item 18 in this annual report on Form 20-F for the year ended December 31, 2004.

	Year Ended December 31,
	2000	2001	2002	2003	2004
STATEMENT OF OPERATIONS DATA:	U.S. Dollars in thousands except per share data

Revenues:
Products	$398,299	$279,297	$130,011	$120,776	$100,122
Services	106,263	106,732	78,744	69,401	141,376

	504,562	386,029	208,755	190,177	241,498

Cost of revenues:
Products	265,259	194,374	73,182	75,560	52,184
Services	79,182	94,665	95,846	75,553	110,211
Write-off of inventories	-	59,790	20,107	6,434	2,000

	344,441	348,829	189,135	157,547	164,395

Gross profit	160,121	37,200	19,620	32,630	77,103

Research and development expenses, net	31,272	35,634	25,066	16,949	13,879
Selling, marketing, general and administrative expenses	82,444	121,486	86,227	71,720	69,174
Provision and write-off for doubtful accounts and capital lease receivables	3,654	134,614	34,714	1,383	717
Impairment of goodwill	-	50,580	13,049	5,000	-
Impairment of tangible and intangible assets	-	42,982	50,666	26,912	2,161
Restructuring charges	-	30,284	-	3,905	-
Gain from derecognition of liability	-	-	-	-	(245)

Operating income (loss)	42,751	(378,380)	(190,102)	(93,239)	(8,583)
Financial income (expenses), net	(1,289)	(21,334)	(21,324)	(3,256)	1,818
Gain from restructuring of debt	-	-	-	244,203	-
Other income (expense)	-	-	-	954	(274)
Write-off of investments in affiliated and other companies	(9,350)	(28,007)	(51,379)	3,300	-

Income (loss) before taxes on income	32,112	(427,721)	(262,805)	151,962	(7,039)
Taxes on income	2,003	974	929	9,690	4,429

Income (loss) after taxes on income	30,109	(428,695)	(263,734)	142,272	(11,468)
Equity in profits (losses) of affiliated companies	(950)	(252)	(29,334)	488	1,242
Acquired in-process research and development of an affiliated company	(10,000)	-	-	-	-
Minority interest in losses of a subsidiaries	276	5,889	3,517	871	164

Income (loss) from continuing operations, before cumulative effect of a change in an accounting principle	19,435	(423,058)	(289,551)	143,631	(10,062)
Gain (loss) from cumulative effect of a change in an accounting principle	-	-	(56,716)	-	611
Loss from discontinued operations	-	(6,054)	(1,937)	-	-

Net income (loss)	$19,435	$(429,112)	$(348,204)	$143,631	$(9,451)

Net earnings (loss) per share from continued operation:
Basic	$17.26	$(362.21)	$(245.59)	$12.09	$(0.45)

Diluted	$16.13	$(362.21)	$(245.59)	$11.31	$(0.45)

Basic and diluted net loss per share from cumulative effect of a change in an accounting principle	-	-	$(48.10)	-	$(0.03)

Basic and diluted loss per share from discontinued operation	-	$(5.18)	$(1.64)	-	-

Net earnings (loss) per share:
Basic	$17.26	$(367.39)	$(295.33)	$12.09	$(0.42)

Diluted	$16.13	$(367.4)	$(295.33)	$11.31	$(0.42)

Weighted average number of shares used in computing net earnings (loss) per share:
Basic	1,126	1,168	1,179	11,881	22,242

Diluted	1,205	1,168	1,179	12,819	22,242

	As of December 31,
BALANCE SHEET DATA:	2000	2001	2002	2003	2004
	(U.S. Dollars In thousands)

Working capital	$542,895	$249,572	$127,527	$74,490	$68,665
Total assets	1,252,332	858,623	474,214	401,956	391,448
Short-term bank credit and current maturities of long-term debt	14,819	29,888	10,023	4,770	13,028
Convertible subordinated notes	350,000	350,000	358,648	15,543	16,171
Other long-term liabilities	138,944	161,970	172,745	190,917	191,426
Shareholders' equity (deficiency)	$608,655	$177,320	$(172,915)	$76,401	$68,019

Risk Factors

Risks Related To Our Business

        Beginning January 2005, we are operating our business under two business units. It is not yet certain that this change in operation will be efficient or successful.

        Beginning January 1, 2005, we began to operate under two business units: Gilat Network Systems and Spacenet. This division was made as part of the Company’s new growth strategy aiming to increase sales for solution driven markets as well as the expansion of its operation business. While the intention is to enable and encourage each business unit to enhance its business strategy, it is possible that the division will cause competition within our company and lead to confusion in the market. In addition, as part of the changes to operations structure, we closed our offices in Sunrise, Florida and reduced staff in other offices. We may therefore experience difficulties meeting a high demand for services in the future or encounter problems in dealing with the increased demands of customers.

        We have incurred major losses in recent years and may never achieve profitability.

        We incurred a loss of approximately $348.2 million in 2002, a loss of approximately $100.6 million in 2003 (excluding the gain from restructuring of debt) and a loss of approximately $9.5 million in 2004. As of December 31, 2004, we had an accumulated deficit of approximately $648.4 million. We cannot assure you that we can operate profitably in the future. If we do not achieve profitability, the viability of our company will be in question and our share price will likely decline.

        If commercial wireless communications markets fail to grow as anticipated, our business could bematerially harmed.

        A number of the commercial markets for our products in the wireless communications area, including our broadband products, have only in recent years been developed. Because these markets are relatively new, it is difficult to predict the rate at which these markets will grow, if at all. If the markets for commercial wireless communications products fail to grow, or grow more slowly than anticipated, our business could be materially harmed. Conversely, to the extent that growth in these markets results in capacity limitations in the wireless communications area, it could materially harm our business and impair the value of our shares. Specifically, we derive virtually all of our revenues from sales of VSAT communications networks. A significant decline in this market or the replacement of VSAT technology by an alternative technology could materially harm our business and impair the value of our stock.

        We have announced the introduction of the SkyEdge family of products and their acceptability in themarket cannot be determined as of yet.

        In February 2004, we announced the launch of the SkyEdge family of products. The SkyEdge product family includes a series of VSAT products, all able to operate via a single hub, supporting communications services that customers such as enterprises, carriers, service providers and governmental customers require, from interactive data to broadband IP, public telephony and beyond. The unified platform supports a variety of applications and topologies including mesh, star and multi-star.

        We cannot guarantee that this family of products will be accepted in the industry or that its performance will be as expected. The SkyEdge family of products have been beta tested by several customers and is commercially available. If the SkyEdge is not accepted by the market, then our business, financial condition and operating results could be adversely affected. In addition, we intend on releasing a DVB-RCS compliant version of the SkyEdge this year. Satlabs, the European organization that is to issue the certification for this standard of compliance is still determining which criterion will be used to base the standard certification. There can be no assurance that once completed, our products will be certified.

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

        Trends and factors affecting the telecommunications industry are beyond our control and may resultin reduced demand and pricing pressure on our products.

        There are trends and factors affecting the telecommunications industry which are beyond our control and may affect our operations. These trends and factors include:

—	adverse changes in the public and private equity and debt markets and our ability, as well as the ability of our customers and suppliers, to obtain financing or to fund working capital and capital expenditures;
—	adverse changes in the credit ratings of our customers and suppliers;
—	adverse changes in the market conditions in our industry and the specific markets for our products;
—	access to, and the actual size and timing of, capital expenditures by our customers;
—	inventory practices, including the timing of product and service deployment, of our customers;
—	the amount of network capacity and the network capacity utilization rates of our customers, and the amount of sharing and/or acquisition of new and/or existing network capacity by our customers;
—	the overall trend toward industry consolidation and rationalization among our customers, competitors, and suppliers;
—	increased price reductions by our direct competitors and by competing technologies;
—	conditions in the broader market for communications products, including data networking products and computerized information access equipment and services;
—	governmental regulation or intervention affecting communications or data networking;
—	monetary stability in the countries where we operate; and
—	the effects of war and acts of terrorism, such as disruptions in general global economic activity, changes in logistics and security arrangements, and reduced customer demand for our products and services.

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

        Because we compete for large-scale contracts in competitive bidding processes, losing a relativelysmall number of bids could have a significant adverse impact on our operating results.

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

        Many of our large-scale contracts are with governments or large enterprises in Latin America andother parts of the world; any instability in the exchange rates or in the political or economic situation orany unexpected unilateral termination, could have a significant adverse impact on our business.

        In recent years, a significant portion of our revenues has been from large-scale contracts, including those in Peru, Colombia, and Brazil, China and Tibet. Agreements with the governments in these countries typically include unilateral early termination clauses and other risks such as the imposition of new government regulations and taxation that could pose additional financial burdens on us. In addition, the foreign exchange risks in these countries are often significant due to possible fluctuations in local currencies relative to the U.S. dollar. Any termination of business in any of the aforementioned countries or any instability in the exchange rates could have a significant adverse impact on our business.

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

        If we are unable to develop, introduce and market new products, applications and services on a costeffective and timely basis, our business could be adversely affected.

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

        The average selling prices of wireless communications products historically decline over product life cycles. In particular, we expect the average selling prices of our products to decline as a result of competitive pricing pressures and customers who negotiate discounts based on large unit volumes. We also expect that competition in this industry will continue to increase. To offset these price decreases, we intend to rely primarily on obtaining yield improvements and corresponding cost reductions in the manufacturing process of existing products and on the introduction of new products with advanced features. However, we cannot assure you that we will be able to obtain any yield improvements or cost reductions or introduce any new products in the future. To the extent that we do not reduce costs or introduce new products in a timely manner, or our new products do not achieve market acceptance, it could materially harm our business and impair the value of our shares. In addition, our backlog has decreased significantly in 2004. If we are not able to generate a steady rate of long-term contracts in our backlog, our business could be materially adversely affected.

        If we are not able to fill our backlog of orders, our business will be adversely affected.

        At present, we have a backlog of orders, consisting of network service contracts, generally for three to five years, and of new orders for products and services. As of December 31, 2004 our backlog for equipment sales and for services under service contracts for our VSAT products was $191 million. If we are unable to satisfy the entire backlog of orders, we will not be able to fully recognize the revenues expected from this backlog and we could lose the contracts from which these backlog of orders arise, either of which could have a material adverse effect on our business. In addition, an inability to supply equipment and services could lead to our default on contracts and the subsequent exercise of performance guarantees by customers.

        If we lose existing contracts and orders for our products are not renewed, our ability to generaterevenues will be harmed.

        Our existing contracts could be terminated due, among others, to any of the following reasons:

—	dissatisfaction of our customers with the services we provide or our inability to timely provide or install additional products or requested new applications;
—	customers' default on payments due;
—	our failure to comply with financial covenants in our contracts;
—	customers' lack of confidence in our financial condition; or
—	the loss of existing contracts or a decrease in the number of renewals of orders or of new large orders.

        The termination or non-renewal of our contracts could have a material adverse effect on our business, financial condition and operating results. A vast majority of our business generated in 2004 was from recurring customers. If we are not able to gain new customers and retain our present customer base, our revenues will decline significantly. In addition, if we have a higher than anticipated subscriber churn for customers from StarBand and from Spacenet Inc., this could materially adversely affect our financial performance.

        We are dependent upon a limited number of suppliers for key components to build our VSATs, and maybe significantly harmed if we are unable to obtain the hardware necessary for our VSATs on favorable termsor on a timely basis.

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

        We operate in a highly competitive industry of network communications, both in the sales of our products and our services. As a result of the rapid technological changes that characterize our industry, we face intense worldwide competition to capitalize on new opportunities, to introduce new products and to obtain proprietary and standard technologies that are perceived by the market as being superior to those of our competitors. Some of our competitors have substantially greater financial resources, providing them with greater research and development and marketing capabilities. These competitors may also be experienced in obtaining regulatory approvals for their products and services and in marketing them. Our relative position in the network communications industry may place us at a disadvantage in responding to our competitors’ pricing strategies, technological advances and other initiatives. At present our SkyEdge family line includes both proprietary and VSATs and a VSAT that is expected to be DVB-RCS compliant. Our principal competitors in the supply of VSAT networks are Hughes Network Systems, Inc., or HNS, ViaSat Inc., iDirect Technologies, EMS Technologies, Inc. and Nera ASA.

        There are other manufacturers of products that compete with one or more of our products such as Alcatel Space, NDSatcom, Newtech and Polarsat. Another potential for product standardization in the VSAT industry is known as DOCSIS (Data Over Cable Service Interface Specification) for satellite communications. This concept is embedded in a product produced and sold by ViaSat directly in the international markets. In the United States, it has been reported that ViaSat delivers the same technology to the WildBlue consumer program that is reported to launch in 2004. This product is designed to be a low cost VSAT. If deployed, this standardization could pose a threat to the acceptance in the market of our current and future non-DOCSIS for satellite products and could have an adverse effect on the market price for VSATs industry-wide.

        HNS introduced its own standard called IPoS (IP over Satellite) which relies on the installed base of their DirecWay System. If accepted by other companies in the industry, this could have an adverse affect on the acceptance of our products. HNS is also expected to launch their SpaceWay Ka satellite and program in the United States in two years which, if successful, could increase our competition in the enterprise market segment.

        We also compete with various mobile satellite communications companies such as Iridium, Globalstar, Asia Cellular Satellite (known as ACeS) and Thuraya Satellite Communications Company and companies that offer communication network systems based on other non-satellite technologies such as terrestrial lines (including cable, DSL, fixed wireless, ISDN lines, cellular GPRS and fiber optics), frame relay, radio and microwave transmissions. These technologies can often be cheaper than VSAT technology in some applications while still providing a sufficient variety of the features required by customers.

        Our actions to protect our proprietary VSAT technology may be insufficient to prevent others fromdeveloping products similar to our products.

        Our business is based mainly on our proprietary VSAT technology and related products and services. We establish and protect proprietary rights and technology used in our products by the use of patents, trade secrets, copyrights and trademarks. We also utilize non-disclosure and intellectual property assignment agreements. Because of the rapid technological changes and innovation that characterize the network communications industry, our success will depend in large part on our ability to protect and defend our intellectual property rights. Our actions to protect our proprietary rights in our VSAT technology and related products may be insufficient to prevent others from developing products similar to our products. In addition, the laws of many foreign countries do not protect our intellectual property rights to the same extent as the laws of the United States. If we are unable to protect our intellectual property, our ability to operate our business and generate revenues as expected may be harmed.

        We depend on a single facility in Israel and are susceptible to any event that would adverselyaffect its condition.

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

        We sell and distribute our products and provide our services internationally, particularly in the United States, Asia, Africa, Europe and Latin America. A component of our strategy is to continue to expand into new international markets. Our operations can be limited or disrupted by various factors known to affect international trade. These factors include the following:

—	imposition of governmental controls, regulations and taxation which might include a government’s decision to raise import tariffs or license fees in countries in which we do business;
—	government regulations that may prevent us from choosing our business partners or restrict our activities. For example, a particular Latin American country may decide that high-speed data networks used to provide access to the Internet should be made available generally to Internet service providers and may require us to provide our wholesale service to any Internet service providers that request it, including entities that compete with us. If we become subject to any additional obligations such as these, we would be forced to comply with potentially costly requirements and limitations on our business activities. This could result in a substantial reduction in our revenue;
—	political instability in countries in which we do or desire to do business. For example, economic instability in Indonesia has led to a decrease in the value of the Indonesian Rupiah. If such decrease continues, this could adversely affect the ability of the Indonesian market to finance VSAT projects. We also face similar risks from potential or current political and economic instability in countries such as Russia, Kazakhstan, Angola, India and Kenya;
—	trade restrictions and changes in tariffs which could lead to an increase in costs associated with doing business in foreign countries;
—	difficulties in staffing and managing foreign operations that might mandate employing staff in the United States and Israel to manage foreign operations. This change could have an adverse effect on the profitability of certain projects;
—	longer payment cycles and difficulties in collecting accounts receivable;
—	seasonal reductions in business activities;
—	foreign exchange risks due to fluctuations in local currencies relative to the dollar; and
—	relevant zoning ordinances that may restrict the installation of satellite antennas that might also reduce market demand for our service. Additionally, authorities may increase regulation regarding the potential radiation hazard posed by transmitting earth station satellite antennas’ emissions of radio frequency energy that may negatively impact our business plan and revenues.

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

        We may face difficulties in obtaining regulatory approvals for our telecommunication services,which could adversely affect our operations.

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

        Our lengthy sales cycles could harm our results of operations if forecasted sales are delayed or donot occur.

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

        Possible need for additional funds.

        We are currently very thinly capitalized. As such, we may be required to raise additional funds to finance our business. Our cash and cash equivalents at December 31, 2004 were approximately $75.8 million. If we are unable to raise additional funds, we may fail and our inability to obtain adequate capital would limit our ability to continue our operations. There can be no assurance that we will be able to raise necessary funds or that we will be able to do so on terms acceptable to us. Any such additional funding may result in significant dilution to existing shareholders.

        Our operating results may vary significantly from quarter to quarter and these quarterly variations in operating results, as well as other factors, may contribute to the volatility of the market price of our shares.

        Our operating results may vary significantly from quarter to quarter. The causes of fluctuations include, among other things:

—	the timing, size and composition of orders from customers;
—	our timing of introducing new products and product enhancements and the level of their market acceptance;
—	the mix of products and services we offer; and
—	the changes in the competitive environment in which we operate.

        The quarterly variation of our operating results, may, in turn, create volatility in the market price for our shares. Other factors that may contribute to wide fluctuations in our market price, many of which are beyond our control, include, but are not limited to:

—	announcements of technological innovations;
—	customer orders or new products or contracts;

—	competitors' positions in the market;
—	changes in financial estimates by securities analysts;
—	conditions and trends in the VSAT and other technology industries;
—	our earnings releases and the earnings releases of our competitors; and
—	the general state of the securities markets (with particular emphasis on the technology and Israeli sectors thereof).

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

        In addition, we may be required to commence litigation to protect our intellectual property rights and trade secrets, to determine the validity of and scope of the proprietary rights of others or to defend against third-party claims of invalidity. An adverse result in any litigation could force us to pay substantial damages, stop designing or manufacturing, using and selling the infringing products, spend significant resources to develop non-infringing technology, discontinue using certain processes or obtain licenses to use the infringing technology.  In addition, we may not be able to develop non-infringing technology, nor might we be able to find appropriate licenses on reasonably satisfactory terms. Any such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business, financial condition and operating results.

        Potential product liability claims relating to our products could have a material adverse effect onour business.

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

        Our insurance coverage may not be sufficient for every aspect or risk related to our business.

        Our business includes many risks, only some of which are covered by our insurance. For example, in many of our satellite capacity agreements, we do not have a back up for satellite capacity, nor do we have indemnification or insurance in the event that our supplier’s satellite malfunctions or is lost. In addition, we are not covered by our insurance for acts of fraud or theft. Our business, financial condition and operating results could be materially adversely affected if significant costs resulting from these exposures are incurred.

        We are involved in litigation alleging violations of the federal securities laws that may have anadverse effect on our business.

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

        Our senior management and board of directors have made changes to our business plan and business strategy, which may not prove successful for us.

        Our senior management and board of directors conducted a review of our company and our business. This review included various factors that may affect our economic viability and profitability, such as our business model, our corporate structure, our cost structure, the inter-company relationships and organization of our subsidiaries, and other business considerations relevant to our business plan and business strategy. The results of this review have caused management to make certain business strategy decisions regarding our products and services and the way in which we compete in the market. There can be no assurance given that our management team will be able to successfully implement our business plan.

        In the past twelve months we have lost key management, directors and technical personnel. The loss of these employees may have an ongoing adverse effect on the business of the Company.

        During 2004, we lost certain key management, including the CEO and President of our Company. The changes in management could materially adversely affect our business, financial condition and operating results.

        We face competition for personnel, particularly for employees with technical expertise. Our business, financial condition and operating results could be materially adversely affected if we cannot hire and retain suitable personnel.

        The implementation of SFAS No. 123R, which required us to record compensation expense in connection with equity share based compensation, would reduce our profitability significantly.

        On December 16, 2004, the Financial Accounting Standards Board (FASB) issued Statement No. 123 (revised 2004), Share-Based Payment (“SFAS No. 123R”), which is a revision of SFAS No. 123. Generally, the approach in SFAS 123(R) is similar to the approach described in Statement 123. However, SFAS No. 123 permitted, but not required, share-based payments to employees to be recognized based on their fair values while SFAS No. 123(R) requires, as of the third quarter of 2005, all share-based payments to employees to be recognized based on their fair values. SFAS No. 123R also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. The adoption of SFAS No. 123R may have a significant effect on our results of operations. In addition, such adoption could also limit our ability to continue to use stock options as an incentive and retention tool, which could, in turn, hurt our ability to recruit employees and retain existing employees.

Risks Related To The Shares And Our Capital Structure

        Our share price has been highly volatile, has experienced a significant decline, and may continueto be volatile and decline.

        The trading price of our shares has fluctuated widely in the past and may to continue to do so in the future as a result of a number of factors, many of which are outside our control. In addition, the stock market has experienced extreme price and volume fluctuations that have affected the market prices of many technology companies, particularly telecommunication and Internet-related companies, and that have often been unrelated or disproportionate to the operating performance of these companies. These broad market fluctuations could adversely affect the market price of our shares. In the past, following periods of volatility in the market price of a particular company’s securities, securities class action litigation has often been brought against that company. Securities class action litigation could result in substantial costs and a diversion of our management’s attention and resources.

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

        Our principal shareholder is also a major creditor of the Company.

        Our principal shareholder, Bank Hapoalim B.M., has provided us with a substantial loan. The bank agreed to amend the terms of such loan in April 2004. Bank Hapoalim B.M. has a representative on our board of directors and has a right (as do any of our shareholders that meet the shareholding threshold) to appoint one director to our board of directors at every annual general meeting of our shareholders, as long as its holdings of our shares does not fall below the threshold set forth in our amended articles of association. The interests of Bank Hapoalim as a major creditor of our company may conflict at times with the interests of our other shareholders.

        Our ordinary shares are traded on more than one market and this may result in price variations.

        Our ordinary shares are traded primarily on the Nasdaq National Market and on the Tel Aviv Stock Exchange. Trading in our ordinary shares on these markets is made in different currencies (US dollars on the Nasdaq National Market, and New Israeli Shekels on the Tel Aviv Stock Exchange), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). Consequently, the trading prices of our ordinary shares on these two markets often differ. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

Risks Related To Regulatory Matters

        We may be subject to Israeli tax payments that we had not anticipated or taken into account.

        In 2003 and 2004, we received initial tax assessments for the tax years 1998-2001 for approximately $45 million plus $7 million in penalties based on various claims of the Israeli Tax Authorities. In January 2005, we received a final tax assessment for the tax year 1998 for approximately $0.5 million including penalties reduced from $10.5 million in the initial assessment. We intend to vigorously defend ourselves in this action, but we cannot be certain as to the outcome of these claims. In addition, the claims made by the tax authorities may also be made for the years 2002-2004. Any such claims, if substantiated and proven, could have a significant adverse effect on our financial condition. In addition, the Israeli Tax Authorities and the tax authorities in the jurisdictions in which we operate might raise additional claims, which might result in payment of additional taxes.

        We have historically relied, and in the future intend to rely, upon tax benefits from the state of Israel on our taxable income. The termination or reduction of these tax benefits would significantly increase our costs and could have a material adverse effect on our financial condition and results of operations.

        Under the Israeli Law for Encouragement of Capital Investments, 1959, some of our Israeli facilities qualify as “Approved Enterprises.” As a result, we have been eligible for tax benefits for the first several years in which we generated taxable income. Our historical operating results reflect substantial tax benefits, including tax exemptions and decreased tax rates up to December 31, 2000. In, 2002, 2003 and 2004, we recorded substantial losses for tax purposes and a decrease in revenues and therefore could not realize any tax benefits. The Israeli government has shortened the period for which tax exemptions are applicable to Approved Enterprises from four to two years. This change only applies to our last four Approved Enterprises and to any future Approved Enterprises, if any. Our financial condition and results of operations could suffer if the Israeli government terminated or reduced the current tax benefits available to us.

        In addition, in order to receive these tax benefits, we must comply with two material conditions. We must invest specified amount in property and equipment in Israel, and finance a portion of these investments with the proceeds of equity capital we raise. We believe we have complied with these conditions, but we have not received confirmation of our compliance from the government with respect to some of the approved enterprises. If we have failed or fail in the future to comply in whole or in part with these conditions, we may be required to pay additional taxes and would likely be denied these tax benefits in the future, if and when we are profitable, which could harm our financial condition and results of operations. We are currently negotiating the approval of our Tenth Approved Enterprise with the Israeli government. If we fail to receive such approval, we will be required to pay substantial additional taxes, which may negatively affect our results of operations and financial condition.

        We benefit from Israeli Government grants. The termination or reduction of these grants could have a material adverse effect on our ability to develop new products and applications.

        Research and development grants from the Office of the Chief Scientist of the Israeli Ministry of Industry and Commerce, or the Chief Scientist during 2002, 2003 and 2004 amounted to approximately $3.6 million, $3.5 million and $2.2 million, respectively. These grants enable us to develop new technologies to use in new products and applications. However, they also impose certain restrictions on us, as discussed below. Israeli authorities have indicated that the grant program may be reduced in the future. The termination or reduction of these grants to us could have a material adverse effect on our ability to develop new products and applications, which could harm our business.

        The transfer and use of some of our technology and its production is limited because of the research and development grants we received from the Israeli Government to develop such technology. Such limitations may restrict our business growth and profitability.

        Our research and development efforts associated with the development of our OneWay VSAT product and our DialAw@y IP product and our SkyBlaster product have been partially financed through grants from the Chief Scientist. We are subject to certain restrictions under the terms of the Chief Scientist grants. Specifically, the products developed with the funding provided by these grants may not be manufactured, nor may the technology which is embodied in our products be transferred outside of Israel without appropriate governmental approvals and/or fines. These restrictions do not apply to the sale or export from Israel of our products developed with this technology. These restrictions could limit or prevent our growth and profitability.

        Compliance with changing regulation of corporate governance and public disclosure may result inadditional expenses.

        Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new Securities and Exchange Commission regulations and Nasdaq Stock Market rules, are creating uncertainty for companies such as ours. We are committed to maintaining high standards of corporate governance and public disclosure. As a result, we intend to invest reasonably necessary resources to comply with evolving standards, and this investment may result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities, which could harm our operating results and business prospects.

Risks Related To Doing Business In Israel

        Political and economic conditions in Israel may limit our ability to produce and sell our products.This could result in a material adverse effect on our operations and business.

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

        Generally, it may also be difficult to bring an original action in an Israeli court to enforce liabilities based upon the U.S. federal securities laws against us and most of our directors and executive officers. Subject to particular time limitations, executory judgments of a United States court for liquidated damages in civil matters may be enforced by an Israeli court, provided that:

—	the judgment was obtained after due process before a court of competent jurisdiction, that recognizes and enforces similar judgments of Israeli courts, and according to the rules of private international law currently prevailing in Israel;
—	adequate service of process was effected and the defendant had a reasonable opportunity to be heard;
—	the judgment and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel;
—	the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties;
—	the judgment is no longer appealable; and
—	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court.

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

        Our operating results would be adversely affected if inflation in Israel is not offset on a timelybasis by a devaluation of the new Israeli shekel (NIS) against the U.S. dollar.

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

        The rights and responsibilities of our shareholders are governed by Israeli law and differ in somerespects from the rights and responsibilities of shareholders under U.S. law.

        We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters. Israeli law provides that these duties are applicable in shareholder votes on, among other things, amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and interested party transactions requiring shareholder approval. In addition, a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company. However, Israeli law does not define the substance of this duty of fairness. Because Israeli corporate law has undergone extensive revision in recent years, there is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

        Israeli law may delay, prevent or make difficult a merger with or an acquisition of us, which couldprevent a change of control and therefore depress the price of our shares.

        Provisions of Israeli law may delay, prevent or make undesirable a merger or an acquisition of all or a significant portion of our shares or assets. Israeli corporate law regulates acquisitions of shares through tender offers and mergers, requires special approvals for transactions involving significant shareholders and regulates other matters that may be relevant to these types of transactions. These provisions of Israeli law could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders. These provisions may limit the price that investors may be willing to pay in the future for our ordinary shares. Furthermore, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders.

        Under current Israeli law, we may not be able to enforce covenants not to compete and therefore maybe unable to prevent our competitors from benefiting from the expertise of some of our former employees.

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

        Assistance from the United States.

        Israel receives significant amounts of economic assistance from the United States, averaging approximately $3 billion annually over the last several years. We cannot assure you that U.S. economic assistance will continue at or near amounts received in the past. If U.S. economic assistance is eliminated or reduced significantly, the Israeli economy could suffer material adverse consequences which could have a material adverse impact on our financial condition and results of operations.

ITEM 4:	INFORMATION ON THE COMPANY

History and Development of the Company

        We are a leading provider of products and services for satellite-based communications networks. Beginning January 1, 2005, we operate under two business units: (i) Gilat Network Systems, which is a provider of network systems and associated professional services to service providers and operators and (ii) Spacenet, which provides managed services for enterprises and businesses through our U.S. Subsidiary, Spacenet Inc., for consumers through our U.S. subsidiary, StarBand Communications Inc. and for rural communities through Spacenet Rural Communications. In its most recent available report published in September 2003, Comsys, a specialized consulting company that analyzes the satellite communications industry, reported that Gilat is the second-largest manufacturer of very small aperture terminals, referred to in the network communications industry as VSATs. We were incorporated in Israel in 1987 and are subject to the laws of the State of Israel. Gilat’s corporate headquarters, executive offices and research and development, engineering and manufacturing facilities are located at Gilat House, 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva 49130, Israel. Our telephone number is (972) 3-925-2000.

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

        In 1991, we began marketing our second generation OneWay VSAT. In 1992, we began marketing our TwoWay VSAT with Spacenet Inc. as part of Spacenet’s Skystar Advantage VSAT service offering and we began marketing our TwoWay VSATs to GTECH as part of GTECH’s GSAT lottery networks. Over the years, we experienced significant growth in orders, sales and earnings including from our OneWay and Skystar Advantage products. By an agreement in 1992, COMSAT RSI, Inc. became our joint venture partner to develop, manufacture and market two-way rural telephone VSAT products. We began marketing the FaraWay VSAT in 1994. We began marketing the DialAw@y IP VSAT, another rural telephony product outside of the scope of that joint venture, at the end of 1996. Additionally, we began marketing the SkySurfer VSAT in 1997 and the SkyBlaster VSAT in 1999.

        In 1999, we began marketing our SkyBlaster VSAT product. The SkyBlaster product is a two-way IP-based product with which broadband Internet services via satellite are provided. One of the first SkyBlaster products developed was the 360 model, designed for consumers and home offices and small business users. In 2001, we completed development of the SkyBlaster 360E, a two-way satellite-based communication geared toward the enterprise, small business, SME and SoHo markets, that enables broadband networking between a central hub and up to thousands of locations. The SkyBlaster 360E was launched in 2002 and then renamed the SkyStar 360E. Approximately 119,000 units of the SkyStar 360E have shipped to date.

        In February 2004, we introduced our SkyEdge family of products which offer a comprehensive satellite communications platform to deliver data, voice and video services over a single, powerful system. The SkyEdge family of products was beta tested in the third quarter of 2004 and became available for commercial distribution in the last quarter of 2004.

The SkyEdge product family consists of the SkyEdge System (the hub), and five VSAT products including:

—	SkyEdge™ Pro – Multi-service VSAT, supporting interactive data, mesh telephony, broadband IP and video, with plug-in card architecture expanding the VSAT capabilities.
—	SkyEdge™ IP – IP Router VSAT, supporting interactive, broadband IP, VoIP and multicasting applications.
—	SkyEdge™Call – Telephony VSAT, supporting thin-route telephony applications.
—	SkyEdge™ Gateway – Trunking Solutions VSAT,providing mesh trunking solutions supporting digital telephony and IP data on demand trunking applications.
—	SkyEdge™ DVB-RCS – Enhanced Standard VSAT, fully supporting the DVB-RCS standard. Being much more than only a return link standard, this dual mode VSAT provides an end-to-end standard solution for a satellite network operator with an arsenal of additional access schemes, embedded software and enhanced IP acceleration features for full flexibility and support in a complex IP environment. This VSAT has dual-mode capability to operate with the SkyEdge proprietary hub or the SkyEdge DVB-RCS hub.

        In addition to our VSAT product line, in 2004 we released an integrated solution to support global systems for mobile communications, also known in the industry as GSM. This solution, called the SkyAbis, enables transmission communication between GSM cellular base stations and the base-station controller.

        In October 2002, to permit completion of a detailed restructuring arrangement and the submission to holders of our 4.25% Convertible Subordinated Notes due 2005, or the old notes, and certain other creditors, we filed with the Israeli Court a petition under Section 350 of the Israeli Companies Law – 1999 (known as the Companies Law) for a stay of proceedings on actions by holders of the old notes and our bank lenders. In March 2003, after negotiating with both the holders of the old notes and our major creditors, we received the approval of the Israeli courts, and completed a plan of arrangement, or the arrangement with our bank lenders, holders of the old notes and certain other creditors. Pursuant to the arrangement, our old notes were cancelled and the holders of the old notes were issued a combination of 4.00% Convertible Notes due 2012, referred to herein as the new notes, and ordinary shares. Additional new notes and ordinary shares were also issued in exchange for a portion of our bank debt and debt to another financing creditor. The arrangement reduced our debt by approximately $309 million, secured new agreements with our banking creditors, and significantly reduced overall financing costs. As part of the arrangement, we entered into a new agreement with SES Americom, our major supplier of satellite transponder capacity.

        In October 2003, we distributed an offering circular to the holders of our new notes and offered to exchange the new notes for our ordinary shares at a conversion rate of $8 per share. In November 2003, we accepted approximately $73.7 million of the new notes for exchange and issued an additional 9,208,270 ordinary shares.

        As of December 31, 2004, 22,312,487 of our ordinary shares were outstanding.

        Financing Transactions. In February 2000, we completed a private offering of $350 million of convertible subordinated notes due 2005. The notes were convertible into ordinary shares at a conversion price of $3,723.6 per share. In March 2003, pursuant to the arrangement, we cancelled these notes and issued to the holders of these notes an aggregate of (i) 10,104,195 ordinary shares; and (ii) $83.3 million in principal amount of 4.00% convertible notes due 2012 or, the new notes. In November 2003, we offered holders of the new notes the opportunity to exchange the Notes for ordinary shares at a rate of $8 per share. More than $73 million of the new notes were exchanged for 9,208,270 of our ordinary shares, including new notes held by Bank Hapoalim as described below. See Item 5: “Operating and Financial Review and Prospects – Commitments and Contingencies.”

        In December 2000, we entered into a facility agreement with Bank Hapoalim, under which we borrowed $108 million to finance our general corporate activities including our working capital. The loan bore interest at LIBOR plus 0.8% per annum and the principal was repayable in six semi-annual payments commencing June 2002. In June 2002, we paid part of the initial payment due of $6 million in principal. In March 2003, as part of the Arrangement, we amended our agreement with Bank Hapoalim. The loan was again amended in April 2004. Please see Item 5:” Operating and Financial Review and Prospects – Commitments and Contingencies.”

        In September 2001, Bank Leumi lent us $30 million to be repaid in a single installment on April 5, 2003. The loan is secured by a lien on our buildings in Petah Tikvah, Israel. In March 2003, as part of the arrangement, the terms of the loan made by Bank Leumi were revised. For more details on the arrangement, see “Item 5: Operating and Financial Review and Prospects – Commitments and Contingencies.”

        Capital Expenditures and Divestitures. In 2002, 2003 and 2004, Gilat’s property and equipment purchases amounted to approximately $9.7 million, $14.7 million and $6.2 million respectively. These amounts do not include classification of inventory to property and equipment made during 2002, 2003 and 2004 in the amount of approximately $3.8 million, $6.8 million and $21.7 million respectively. For more details, see Item 4 – “Property and Equipment.” In 2004, we completed the sale of our Argentina subsidiary, Servicio Satelital S.A. to a third party.

VSAT Industry Background

        A VSAT network consists of:

—	several dozen to several thousand VSAT remote sites with small antennas;

—	a large central earth station called a hub, which includes a large antenna and base band equipment which enables the connection of all the VSATs in the network; and

—	the capability to communicate with a specified satellite.

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

        Satellite transponder capacity is available on existing satellites positioned in geostationary orbit (at 35,800 km above the equator). Once in orbit, a satellite beam can cover a geographic area the size of the continental United States or Western Europe. This coverage area is known as the satellite’s footprint. The satellite receives information from a VSAT, amplifies it and transmits it back to earth on a different frequency. A single satellite transponder has a capacity of approximately 100 million bits/second, or Mbps. This means that if the transponder is accessed for only 90 seconds per day, more than one billion bytes of data, the equivalent of 865,000 double-spaced pages, would be transmitted.

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

Our Market

        The networks we establish are primarily used for:

—	internet-basednetworking applications such as networks within corporations (known as corporate intranets), corporate training and other corporate applications which enable the transmission of audio and video by high-speed Internet connections (known as broadband), as well as consumer broadband Internet uses;

—	on-line data delivery and transaction-oriented applications including point-of-sale (for example, credit and debit card authorization), inventory control and real time stock exchange trading; and

—	bundled telephone and internet access service in areas that are underserved by the existing telecommunications services or in remote locations without service, some of which are maintained by us.

        Satellite-based communications networks such as those Gilat has developed offer several advantages over ground-based communication facilities. Among these advantages are the following:

—	ubiquitous reach, providing equal access to users in urban and remote areas under a single tier network;

—	fixed transmission costs, insensitive to distance or the number of receiving stations;

—	a persistent "always on" connection to the Internet without the need to dial up to an internet service provider;

—	cost savings over competing technologies such as ground telephone lines and digital subscriber lines (commonly known as “DSLs”) in remote areas and suburbs;

—	independence from telecommunication companies and other network providers;

—	less terrestrial infrastructure thus making satellite-based technology less susceptible to local disasters such as fires and earthquakes that adversely affect ground-based communication;

—	consistent and rapid response time in comparison to dial-up lines;

—	Internet acceleration technologies, enhancing user experience and improving satellite communication effectiveness;

—	rapid installment of networks and flexibility in their configuration, integration and location; and

—	a versatile platform, which allows for the provision of multiple applications solutions and services.

Gilat Networks Systems (GNS)

        We provide VSAT communication solutions to service providers in each of the following three markets, as detailed herein:

VSAT-Based Products for Large Corporations and Government Entities

        VSAT and other satellite technology is particularly well suited to data networks which need to (i) reach many locations over vast distances simultaneously; (ii) solve a “last mile” or congestion problem, allowing high bandwidth access in areas currently limited to slow connections like copper wire; (iii) transmit to remote locations and to emerging markets where the terrestrial telecommunications infrastructure is not well developed; (iv) rapidly provide services across a large geographic area served by multiple terrestrial providers; and (v) provide private, controlled and secured networks for a wide range of centrally-controlled applications. Due to the above advantages, corporate and government users are increasingly realizing the benefits of VSAT networks. Additional uses of the VSAT-based data networks for businesses include lottery card transactions (whereby chosen lottery numbers of consumers are transmitted via VSATs located in various stores and stations to a control hub), retailer and manufacturer inventory control and utilities’ monitoring and control systems for power lines and pipe lines. Other uses include hybrid solutions that combine our VSAT technology with other communication technologies, either wireless or land, producing added solutions to a customer. Some applications include back-up services, broadcasting and multicasting, and transportable and mobile solutions.

VSAT-Based Bundled Telephony and Internet-access Products

        In a large number of remote, rural and urban areas, primarily in developing countries, there is limited or no telephone or Internet service due to inadequate ground telecommunications infrastructure. In these areas, VSAT networks are able to utilize existing satellites to rapidly provide high quality cost-effective telecommunications solutions. In contrast to ground-based networks, VSAT networks are simple to reconfigure or expand, relatively immune to difficulties of topography and can be located almost anywhere. Additionally, VSATs can be installed and connected to a network in a matter of hours without the need to rely on local infrastructure and seldom require maintenance.

        As a result of the above advantages, the market for VSAT-based bundled services of fixed telephony and Internet access products is growing. This market consists of public telephone operators that need to fulfill service obligations worldwide, large companies that require private networks to provide inter-office communications between branch offices and corporate headquarters, and service providers targeting rural and residential areas in developing countries that do not have a ground-based telecommunications infrastructure. A new solution that we introduced into this market is a cost effective transmission product for global system mobile (GSM) cellular operators that deploy cellular base-station infrastructures to remote areas.

VSAT-Based Broadband and Internet Products for Small Businesses, SMEs, SoHos and Consumers

        The term broadband services refers to networks that provide high-capacity, high-speed transmission of data. Satellite broadband networks allow for multimedia transmissions and can provide high-speed “always on” accelerated Internet connectivity. A multimedia transmission (also known as “multimedia streaming”) is a distribution process that allows simultaneous broadcasting and playback of video and audio content. The terrestrial Internet infrastructure was not designed to support the traffic load created by broadcasting full motion video or high-fidelity audio. Currently, there are three terrestrial means of providing broadband services to consumers: cable, DSL and fixed wireless.

Our Products and Services

        We currently offer VSATs to the three markets described above, each of which is generally incorporated into a VSAT network consisting of a remote terminal linked to a central hub or gateways or via a satellite. In the year 2004, we offered the following satellite networks, VSATs and services, as described below.

        SkyEdge Product Family

        In February 2004, we introduced our new SkyEdge product family. The family consists of the SkyEdge system which is the hub, and five VSAT products including SkyEdge Pro, SkyEdge IP, SkyEdge Call, SkyEdge Gateway and SkyEdge DVB-RCS. These enhanced VSAT platforms support the same markets as our existing products and also cover new areas, such as the DVB-RCS standard and applications and solutions based on the SkyEdge products, such as the SkyAbis. Unlike our previous products, the SkyEdge products all operate on a single hub.

        The SkyEdge’s modular and flexible hardware enables customers to expand the capabilities of their system as the need arises, using embedded software and hardware architecture with plug-in cards architecture that enable a large range of applications and solutions. The unified platform supports a variety of topologies, including mesh, star and multi-star, which empower operators and service providers with a true competitive advantage. From carrier-grade native voice to VoIP and video conferencing, the system’s flexible architecture enables superior performance and heightened user satisfaction. SkyEdge’s centralized NMS features hub partitioning for shared hubs, allowing for efficient allocation of resources. Unique NMS utilities facilitate administrators’ tasks while guiding them through common processes and better preparing them for system and VSAT modifications. Since all software is embedded into the VSATs, there is no need for external boxes. All software can be fully managed, easily controlled and updated remotely from the NMS.

        SkyEdge Highlights

—	Unites data and telephony applications over a single VSAT platform
—	Universal service platform
—	Standard DVB-RCS and Gilat's multi-service technologies on one system
—	Provides customer-oriented service diversity
—	Flexible, modular, scalable
—	Cost-effective, lower maintenance, operation and support costs
—	Saves resources/space segment optimization
—	Secure, redundant and centrally-controlled
—	Advanced, simple-to-operate NMS

        Key Features

        Data Support. SkyEdge features a wide-ranging solution with extensive IP capabilities for full flexibility and support in a complex IP environment. It also supports all data and IP multicast applications, interactive broadband IP, and legacy protocols.

        Full Telephony and managed VoIP Capabilities. SkyEdge contains all of Gilat’s satellite telephony innovations: toll quality voice, fax and in-band data support; mesh call routing, payphone support; advanced signaling support allowing for supplementary features; numbering schemes that conform with PSTN conventions; highly efficient space segment utilization; and fully-managed, low cost public telephony.

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

        Architecture

        Members of SkyEdge Family

        The family consists of the SkyEdge System and five VSAT products currently under development including:

—	SkyEdge™ Pro – Multi-service VSAT, supporting interactive data, mesh telephony, broadband IP and video, with plug-in card architecture, expanding the VSAT capabilities.
—	SkyEdge™ IP – IP Router VSAT, supporting interactive, broadband IP, VoIP and multicasting applications.
—	SkyEdge™Call – Telephony VSAT, supporting thin-route telephony applications.
—	SkyEdge™ Gateway – Trunking Solutions VSAT,providing mesh trunking solutions supporting digital telephony and IP data on demand trunking applications.
—	SkyEdge™ DVB-RCS – Enhanced Standard VSAT, fully supporting the DVB-RCS standard. Being much more than only a return link standard, this dual mode VSAT provides a unique real end-to-end standard solution for a satellite network operator with an arsenal of additional access schemes, embedded software and enhanced IP acceleration features for full flexibility and support in a complex IP environment. This VSAT has a dual-mode capability, to operate with the SkyEdge proprietary hub and the SkyEdge DVB-RCS hub.

Our Legacy Products

Legacy Products by VSAT Market Type

Type	Products/Application
Data Network Applications for Enterprises	Skystar Advantage - Interactive Data Multiple Protocols	Skystar 360E- Two-way Internet Access for Small Offices and Home Offices Enterprises
Bundled telephony and Internet Applications	FaraWay - Corporate Telephony	DialAw@y IP - Rural Telephony and Internet Solution
Broadband SME, SoHo & Consumer Applications		SkyBlaster 360 - Two-way Internet Access for Consumers

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

        Features. The Skystar Advantage VSAT now offers a feature enabling Internet connectivity and additional voice channel capability, enabling voice communication between the hub site and a remote location. A VSAT network incorporating our Skystar Advantage VSAT product can offer features including: low-cost terminal equipment; rapid response time; high network availability; small antenna size which allows for easy installation and maintenance; very low transmission error rate; high hardware reliability; a variety of customer interfaces such as local area networks, or LAN (e.g., Token-Ring and Ethernet); support for commonly used data communications protocols, including and, if required, simultaneously X.25, SDLC, TCP/IP IP routing, MPEG1, MPEG2 and video; easy integration of additional value-added services such as data, audio and video broadcasting, and modular design that enables easy and staged network expansion.

        Skystar 360E VSAT. The Skystar 360E VSAT offers two-way satellite based communication-enabling broadband and digital video broadcast applications. The Skystar 360E is designed for networking between a central hub and tens of thousands of locations across wide geographical areas. The Skystar 360E is to be used by companies that control their own dedicated hub or that work with shared hub operators. Applications for companies using the Skystar 360E include the following:

—	Enterprises – Two-way interactive Internet Protocol communications, reliable software distribution, Internet and Intranet access, which means communicating between and among VSATs, video conferencing, corporate training and voice over IP enabling an integrated telephony and data solution over the same platform;

—	Retail Businesses – credit, debit and check authorizations, point-of-sale transactions, inventory management and check authorizations, point-of-sale transactions, inventory management and hotel and airlines or other reservations systems;

—	Banking and Financial Services – stock market and financial transactions, ATM’s, financial data broadcasts and a electronic or “floorless” stock exchange; and

—	Government Uses – education networks for schools, lottery transactions, long-distance training and SCADA line monitoring.

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

        Key Features

—	Star Topology – The Skystar 360E is designed to support connectivity from a central hub to many remote locations.

—	DVB Outbound – The Skystar 360E outbound carrier complies with DVB standards.

—	Superior Inbound Coding – Intelligent coding algorithms and modulation techniques enable efficient usage of satellite bandwidth.

—	Stand Alone Remote Unit – Client software is already embedded in the box. There is no need for external software for terminal operation.

—	Extensive Internet Protocol Capabilities – The Skystar 360E can function in a variety of Internet Protocol environments and supports a wide range of Protocols and applications.

—	Centralized Network Management – Network management is carried out from the hub. Remote terminals can be monitored from a central location.

—	Rapid Deployment – Terminals can be set up easily across multiple locations.

—	Proven Technology – Gilat’s interactive VSAT terminals have already been installed and are operating successfully in thousands of locations worldwide.

VSATs as Telephony Products

        FaraWay VSAT. Gilat and COMSAT RSI were parties to a joint venture for the development of the FaraWay VSAT, a satellite telephony VSAT, which provides voice and data services via satellite to remote locations and other areas that lack adequate telecommunications infrastructure. FaraWay VSATs provide:

—	a reliable telecommunications network (with fax, telephone and data capabilities) for corporate, governmental and business users in developing countries that have minimal or no telecommunications infrastructure;

—	multi-channel toll-quality telephone or digital trunking service to geographically isolated rural residential areas in developing countries; and

—	cost-effective telephone and data service that can be installed quickly for remote installations (e.g., oil and gas exploration sites, small rural government agencies, public call offices and new factories).

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

        DialAw@y IP VSAT. Our DialAw@y IP VSAT product is intended to provide inexpensive, toll quality telephone service including voice and fax communication bundled simultaneously with high speed Internet access. This product is targeted for small businesses and villages in remote or urban areas lacking an adequate telephone infrastructure. The product has many applications:

—	Public Telecommunications - offering telecommunication services to remote locations such as: public call offices, pay phones, pre-paid services and "always-on" internet access;

—	Private Telephones – offering telephone, fax and Internet access for small offices and home offices, referred to in the industry as small office/home office users, remote businesses, farms and remote tourist sites;

—	Standalone Phones – for emergency or rescue operations, rural roads and remote highways and as back up for ground-based telephony networks.

C or Ku

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

        The SkyBlaster 360 enables reliable, high-speed, bandwidth-intensive content delivery applications including the following:

—	Consumer Internet access;

—	High-speed Intranet and Extranet. Extranet enables sources outside an enterprise such as suppliers, access to only select portions of a network and Internet connections;

—	High-speed Internet access;

—	Business TV such as conferences, classes and seminars; and

—	Interactive learning that enables companies to conduct a single class to employees located throughout a single continent.

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

        Key Features

—	Star Topology – Specially designed to support connectivity from a central hub to thousands of remote locations.
—	DVB-S Outbound – The outbound carrier is DVB-S (MPE) compliant and is scalable from 2.5Mbps to 52.5Mbps. It can also be multiplexed into an existing Direct to Home (DTH) carrier.
—	Stand Alone VSAT – The VSAT houses the transmitter and receiver. A USB or 10 base-T Ethernet interface connects the VSAT to the PC.
—	Centralized Network Management – Network management is carried out from the hub. Remote terminals can be monitored from a central location.

—	Extensive IP capabilities – The VSAT can function in a variety of IP environments and supports a wide range of IP protocols and applications.
—	Rapid Deployment – Any site within the satellite footprint can be immediately connected to the network. The unique design allows a single team to install up to three remote sites per day.
—	Proven Technology – Gilat’s VSAT terminals have already been installed and are operating successfully in thousands of locations worldwide.
—	Host Software – Performance enhancing client applications implemented on the PC accelerate traffic at both the TCP and HTTP layers.

Spacenet

        Spacenet acts as an operator of communications networks for the provision of telephony, data and Internet services to customers, who are at present primarily in the Americas.  The charges to customers for networking services vary with the type of operations provided, the length of the contract, the amount of satellite capacity and the types of technologies and protocols employed. The business is divided as follows:

—	The enterprise provides satellite-based, enterprise-grade broadband wide-area networking solutions for a broad range of commercial organizations and small business customers, primarily in North America.
—	The consumer market, which provides broadband Internet access via satellite to residential, SoHo in North America.
—	The rural market, which provides satellite-based rural telephony and internet access solutions to remote areas in Latin America.

        In our two primary geographic markets, North America and Latin America, we provide full network services through our network management centers, or NMC, in addition to product sales. We offer a full spectrum of services, from installation and maintenance services to comprehensive satellite communication service offerings in which we package the VSAT system with installation, network operations, maintenance and access to satellite transponder capacity. Our services include the following, as further detailed below:

—	network analysis,
—	network implementation,
—	shared hub services,
—	network operations,
—	value-added services,
—	managed network services,
—	maintenance,
—	customer technical services,
—	provision of telephony services, and
—	access to satellite capacity.

        Network Analysis. Network analysis involves designing the system in response to specific customer needs, determining critical system parameters, such as data protocols and network response times, assisting in generating component and subsystem specifications for the network’s hardware, hub requirements (private or shared) and satellite capacity.

        Network Implementation. The network implementation process covers hub installation and network rollout, which entails installing and connecting all of the remote VSAT locations to the network. Network rollouts are planned and managed by our program management teams. A program manager serves as the customer’s single point of contact and is responsible for delivering the network on time, on budget and to specification.

        Many of the activities for installing a VSAT network take place at the customer’s facilities, such as site survey, site preparation and installation of ground, roof, or wall-supported mounts with lightning protection, connection of the outdoor unit and the indoor unit to the antenna and intra-facility link or cable, powering up the system, pointing the antenna, initializing the VSAT and confirming proper operation with the hub, connecting the VSAT with the customer’s local equipment, and providing an orientation to the local customer personnel. A typical installation can be completed in four to six hours.

        Hub installation services vary depending on whether the customer’s network involves a private hub or use of one of our shared hub facilities in McLean, Virginia, Chicago, Illinois, Atlanta, Georgia, Colombia or Peru.

        We currently use in-house personnel for hub installation and third parties to perform most VSAT installations. The program manager, working with our in-house implementation staff, insures that our third-party installation teams arrive at the customer’s site on schedule and are equipped with the necessary equipment to complete the installation. The third-party installers are trained and certified on our hardware platforms.

        Shared Hub Services. The hub is the most costly and complex component of a VSAT system. Some customers prefer to outsource the management and operation of the hub, either by leveraging our competency in managing networks or by gaining additional cost efficiencies through sharing the hub hardware and operations costs with multiple customers. We presently staff our primary shared hubs in the United States with a highly specialized technical staff on a 24-hour basis. Our shared hub service typically includes use of hardware, maintenance, ground-based backhaul circuits, satellite uplinking and operations for which the customer pays a monthly fee.

        Network Operations. Our network operations services coordinate and manage the operations of customers’ networks and monitor the quality of services delivered on a 24-hour basis from one of our two NMCs. Our largest NMC is located in McLean, Virginia, and is staffed by technicians who are trained in network fault isolation, problem resolution and customer service. We also have NMCs in Bogotá, Colombia and Lima, Peru. When customers experience an outage on their network, they call the NMC, where a trained professional, using proprietary monitoring and control technology, works to restore service. In instances in which service cannot be restored through the troubleshooting process, the NMC technician dispatches one of our third-party field service technicians to repair or replace the on-site hardware and restore operations to the site.

        Value-Added Services. We provide a wide range of developed and third-party value-added network services for our customers to increase their network connections. Value-added services are applications, managed or coordinated by us, providing added functionality to customers over their Gilat network connection. Our value-added services currently include licensed in-store music delivered to customer sites over their Gilat network connection, unicast/multicast delivery of distance learning/videoconferencing content, and credit/debt transaction processing support via the VSAT link, with more services expected to be added in 2005. Rural operation services include prepaid voice, prepaid IP and voice mail services.

        Managed Network Services. We also offer managed network services, which allow customers to outsource their IT functionality to us on a consultant services basis. These services leverage our experience providing enterprise network solutions customized to each customer’s specific applications, topology and usage profiles, bringing us into a more consultative professional services role and enabling us to add more value to the customer relationship.

        Maintenance.Once an NMC technician determines that a field service dispatch is required to fix a problem, our maintenance and logistics organizations provide service to the customer. We offer a variety of maintenance plans to support our customer networks. All of the plans include toll-free trouble reporting service from one of our NMCs, field service, replacement of equipment, warehousing of spare parts, shipping and repairs. The objective is to provide an on-site response within an average of four hours for most sites. In the United States, we have contracted with a third-party repair service provider, to operate nationwide service centers that are staffed with Gilat-trained and certified field service technicians. Other trained and certified third-party vendors are contracted in our international service markets.

        Our maintenance services are supported by our internal logistics and repair organization, which is responsible for stocking parts in warehouses in the United States and Latin America.

        Customer Technical Services. Our technical services group includes engineering test and support services during the project implementation phase and on-going telephone and on-site support for complex networking issues. The customer technical services group provides application troubleshooting, network optimization, customer training and documentation services.

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

        Spacenet Inc.

        Our U.S. subsidiary. Spacenet Inc., provides satellite-based, enterprise-grade broadband wide-area networking solutions for a broad range of commercial organizations throughout North America. These networks are provided to a wide range of business and corporate enterprises that require hundreds or sometimes thousands of VSATs with high-speed Internet access and other communication applications via VSATs. Most service contracts through Spacenet Inc. are for three to five year periods and enterprises pay on a per site, per month basis in addition to upfront installation and hardware and software fees. Major customers of Spacenet Inc. include the United States Postal Service, GTECH, Dollar General, Countrywide, Valero, Rent-Way and Kroger. In 2002, Spacenet Inc. expanded its market to include an “off the shelf” service known as Connexstar, a satellite network solution product for small to mid-sized enterprises. This business offers standard pre-packaged services, hardware and software for businesses that want business connectivity for as few as one location and up to hundreds of locations. Today, Connexstar off the shelf VSAT services represent the majority of new business generated by Spacenet Inc.. In 2004, Spacenet Inc. broadened its service portfolio to provide hybrid VSAT/terrestrial networks to customers where VSAT technology cannot provide a complete solution. In 2002, 2003 and 2004, Spacenet Inc.‘s revenues accounted for approximately one-half, one-third and one-quarter of our total revenues respectively.

        Spacenet Rural Communications

        We provide satellite-based rural telephony and internet access solutions to remote areas in both Colombia and Peru. Outside dense urban areas, telephone and Internet access communications infrastructure is costly and difficult to set up. Gilat’s service offering provides governments with an affordable way to bridge the gap between urban and rural areas, providing high-speed Internet connectivity, phone and fax service using our satellite-based technology.

        To meet these needs, we have developed the following product portfolio:

—	Hub operation, which includes handling a network operation and engineering services.

—	Maintenance of remote sites, technical support, preventive and corrective maintenance, planning and management of network operativeness, creation or improvement of the distribution network for payment means.

—	BOT (Build, Operate, Transfer) in which we assume full responsibility for the design, construction and operation of a telecommunications project, and then transfer the knowledge of the operation and after a time pass it on to the client.

—	Rendering of pre-payment and post-payment voice public services, preferably by public telephones or public telephone booths.

—	Provision of connection to Internet with high velocity services for small and medium companies.

—	National and international long distance call services.

        These applications enable us to provide the following services:

—	Isolated Public Telephones with one line and the gradual increase of the number of lines, as needed, feeding options through alternative power sources, pre- and post-payment service. The telephones can be used for general public use as community phones, for emergency or rescue measures and on long highways.

—	Public Call Offices which typically offer several voice lines in the same premises, enabling telephone, fax and Internet services.

—	Telecenters which offer both voice and Internet services with multiple telephone lines, personal computers providing communities with Internet, telephones, facsimiles, carrier and scanner and printing of documents.

        Through four contracts awarded to us by Peru’s National Program for Rural Telecommuncations Projects, Fonde de Inversion en Telecomunicaciones del Peru (FITEL), we have deployed fixed satellite telephony and Internet access in Peru – a public call office network, serving approximately 6,000 communities, and providing rural satellite telephony and Internet service to twenty percent of Peru’s population. The solution includes: (i) bundled service of high-speed Internet access and toll-quality telephony service on a single, low-cost platform; and (ii) VSAT satellite communications equipment that can be deployed without reliance on terrestrial infrastructure, even in the most remote locations. The FITEL telephony network operated by us provides citizens with quality, affordable phone, fax and Internet services.

        In Colombia, we have provided telecommunications services since 2000. At present, we operate approximately 11,535 remote locations. The services provided include public telephone services in call offices and isolated telephone booths and telecenters of both voice and Internet services. The services are provided under three government subsidized projects awarded to us in the past five years.

Marketing and Distribution

        We use both direct and indirect sales channels to market our products, solutions and services. Our GNS equipment sales division has marketing activities organized geographically, with groups, subsidiaries or affiliates covering all regions of the map. Our sales teams are comprised of account managers and sales engineers, who are the primary account interfaces and work to establish account relationships and determine technical and business requirements for the network. These teams also support the other distribution channels with advanced technical capabilities and application experience. Sales cycles in the VSAT network market are lengthy and it is not unusual for a sale to require 18 months from initial lead through signing of the contract. The sales process includes several network design iterations, network demonstrations, and in some cases special software development, integrations with third party equipment for complete solution offerings, which is completed before contract signing. For VSAT networks sold as a complete service offering, the sale cycle is typically shorter and can be as low as 90 days from the initial lead through the signing of the contract. Some of the larger government bids in Latin America include service provision for up to ten years.

        The following table sets forth our revenues by geographic area for the periods indicated below as a percent of our total sales and includes countries in which revenues exceeded 10% in any of the reporting years:

	Years Ended December 31,
	2002		2003		2004

United States	52.8	%(1)	35.8	%(1)	39.1%
South and Central Latin America (except Brazil)	14.9%		22.8%		27.8%
Asia	11.8%		15.4%		13.3%
Brazil	4.5%		11.0%		8.8%
Africa	8.3%		8.4%		5.8%
Europe	7.0	%(1)	4.7	%(1)	4.8	%(1)
Other	0.7%		1.9%		0.4%

Total	100.0%		100.0%		100.0%

(1) Includes revenues from related parties of 3.2%, 4.0%, and 1.2% for the years ended December 31, 2002, 2003 and 2004, respectively.

Strategic Alliances, Joint Ventures and Acquisitions

        We have acquired certain entities and established certain key strategic marketing relationships and joint ventures, including the following:

        Spacenet Inc. On December 31, 1998, we completed the acquisition of Spacenet Inc., a company engaged in providing VSAT-based network services, from SES Americom (formerly known as GE Americom) and certain affiliates. Prior to the acquisition, Spacenet Inc. was our single largest customer. Spacenet Inc. purchased our VSAT products in order to incorporate them into its VSAT-based network service offerings.

        As part of the Spacenet Inc. acquisition, we entered into several significant agreements with SES Americom. See Item 7: “Major Shareholders and Related Party Transactions – Related Party Agreements”. The acquisition of Spacenet Inc. has enabled Gilat to expand from primarily manufacturing and selling VSAT equipment to becoming a provider of complete end-to-end telecommunications and data networking solutions based on VSAT satellite earth stations.

        StarBand. In March 2000, we established a joint venture named StarBand Communications Inc.(formerly known as Gilat-to-Home, Inc.) with MSN, EchoStar and ING, to provide broadband Internet access via satellite to residential, SoHo and small business customers in North America. MSN and EchoStar originally invested $50 million each and ING has invested $25 million in cash in StarBand in exchange for both senior convertible preferred and common shares, of the outstanding capital of StarBand. Following an additional investment by EchoStar, Gilat, through Spacenet Inc., owned approximately 35.0% of StarBand’s outstanding shares.

        On May 31, 2002, StarBand filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. Since that time, we provided to StarBand approximately $14 million of “debtor in possession” financing, the majority of which has been in the form of transponder capacity, and additional financing of approximately $11.2 million. In November 2003, StarBand emerged from bankruptcy and we currently hold 49% of StarBand. Upon StarBand’s emergence from Chapter 11, and in consideration for the 49% shares issued to Gilat at that time, we forgave approximately $84 million of debt provided by us to StarBand and we entered into three agreements with StarBand: (i) the restated master agreement for the supply of equipment and services upon the terms described above; (ii) a note and loan agreement providing for repayment of $14 million of “debtor in possession” financing supplied by us to StarBand during Chapter 11 proceeding, bearing 3.5% annual interest and with quarterly payments to be made between March 31, 2004 and December 31, 2008 and principal payments to be made between March 31, 2006 and December 31, 2008; and (iii) a financing agreement for the provision of a up to $7.5 million in revolving financing and trade credit, subject to various restrictions and reductions, through the end of 2009. As of December 31, 2004, StarBand is consolidated into our financial statements. Please see “Item 8 Significant Changes”.

        Deterministic Networks Inc. In July 2000, we acquired all of the shares of Deterministic Networks, Inc. (“Deterministic”), a privately held company based in California. Deterministic is a supplier of policy-based networking products and toolkits to several major technology companies, providing quality of service, network management and Internet security capabilities that enhance the products and services of its customers. In exchange for Deterministic’s stock, the shareholders of Deterministic received 10,921 of our ordinary shares then valued at approximately $7.8 million. A total of $7.2 million of this price was attributed to goodwill which was amortized at an annual rate of 20% through December 2001, with the balance impaired in 2002 and recorded as a cumulative effect of change in accounting principle in the first quarter of 2002. Currently, Deterministic has approximately ten employees and continues to develop software-networking products.

        rStar. In January 2001, following a tender offer, we became the owners of 51% of the outstanding shares of rStar (a then publicly traded company on NASDAQ) at a cost of approximately $51 million. In May 2001, rStar issued and delivered to Gilat 19,396,552 shares of rStar Common Stock, in full satisfaction of rStar’s outstanding capital lease obligations to Spacenet Inc. in the amount of approximately $45 million, which resulted in Gilat increasing its share holdings in rStar to approximately 66%. In August 2002, we completed a transaction in which we acquired additional shares of rStar, increasing our ownership interest to approximately 85%. As part of this transaction, we sold to rStar the exclusive rights in certain Latin American countries (i) to implement, operate and market broadband Internet access services and voice services to residential consumers and SoHo subscribers, (ii) to provide a bundled product with direct-to-home television service using a single satellite dish, and (iii) to provide such new technologies and products related to the foregoing as Gilat may in the future develop or make available to StarBand, which shall be offered to rStar upon commercially reasonable terms. Under the acquisition agreement, rStar purchased the outstanding capital stock of StarBand Latin America in exchange for 43,103,448 shares of rStar common stock. StarBand Latin America was created to provide, through local subsidiaries, two-way always on, high-speed Internet access and telephony to residential and SoHo customers in Latin America.

        In December 2003, we entered into an agreement with certain rStar stockholders to acquire an additional 9.3% of rStar shares for $0.60 per share in cash. In April 2004, immediately following such transaction, , we effected a short-form merger and acquired the shares held by all other rStar stockholders.

        Satlynx S.A. In April 2002, together with SES Global SA (formerly known as SES Finance SA), we announced the formation of a new company that provides two-way satellite broadband communications services to enterprises, consumers and SoHo users throughout Europe. We and SES Global contributed cash and in kind contributions, which included existing facilities, transponder capacity, hubs, terminals, other technology and technical as well as marketing assistance. Gilat transferred six of its European subsidiaries (in Italy, Germany, the Czech Republic, England, Holland and France). As a result, substantially all of the service-providing business of Gilat in Europe was transferred to this joint venture. The transaction between Gilat and SES Global was completed on May 24, 2002. In June 2003, and in March 2004, Alcatel Space and Skybridge (Alcatel subsidiaries) invested in Satlynx cash and in-kind contributions. The future of Satlynx is contingent upon its ability to raise additional financing.

Backlog

        The 2004 year-end backlog for equipment sales and revenues from multi-year service contracts for our VSAT products was approximately $191 million, from approximately $243 million at the year-end 2003. Approximately $24 million of the backlog is for equipment sales, and $167 million for network operations. Backlog is not necessarily indicative of future sales. Many of our contracts can be terminated at the convenience of the customer. In addition, some of our contracts may include product specifications that require us to complete additional product development. Any inability to meet the specifications could lead to a termination of the related contract. In addition, our backlog has decreased significantly in the past year. If our backlog continues to decrease and we do not increase our short-cycle sales, our business could be adversely affected.

Patents and Intellectual Property

        We currently rely on a combination of patent, trade secret, copyright and trademark law, together with non-disclosure agreements and technical measures, to establish and protect proprietary rights in our products. Our patent portfolio includes 48 patents issued (22 U.S. and 26 foreign patents), 22 U.S. patent applications pending and nine foreign applications pending. All of the patents and applications that were developed and/or owned by our subsidiaries have been formally transferred to the parent company and are now controlled by us. In addition, we have filed patent applications with respect to our SkyEdge family of products that will be released to the market soon, as well as patents concerning a range of other inventions. As part of our patent program, Gilat intends to file additional patent applications on an ongoing basis.

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

Customers

        Gilat’s products are purchased by a wide spectrum of customers, including government operators, service providers large retail, small and medium enterprises, small consumer-oriented businesses, including retail and consumer distribution, convenience stores, restaurants and hospitality establishments, gas stations, hotels, brokerage, banking and financial services providers, communications companies, lotteries, automotive and governmental institutions. We sell our products, both equipment and in some instances services, directly to these customers or indirectly through resellers. In general, networks for these customers range from approximately 100 to 10,000 sites, although some customers have satellite data networks considerably smaller and others, considerably larger than this range. For example, GTECH, a lottery provider in the United States, has deployed more than 25,000 Skystar Advantage VSATs around the world. In Peru, Gilat has deployed 6,000 Dialaw@y IP VSATs providing telephony and Internet services. In Brazil, StarOne, the largest satellite ISP from enterprise to consumer customer, is using Skystar Advantage, SkyBlaster 360 and Skystar 360E in more than 10,000 sites. In South Africa, Gilat has been contracted to deploy up to 26,000 Skystar 360E Broadband VSATs over the next five years. In China, the two western provinces, Xinjiang and Tibet, have more than 3,000 Dialaw@y IPs for rural telephony. In Australia, Optus has selected Gilat to supply an additional 2,500 Skystar 360E for broadband applications. In Kenya, the Dialaw@y IP platform will be used to modernize the Kenyan postal offices throughout the country.

Competition

        The network communications industry is highly competitive and the level of competition is increasing. As a provider of data network products and services in the United States and internationally, we compete with a large number of telecommunications service providers. Many of these competitors have significant competitive advantages, including long-standing customer relationships, close ties with regulatory and local authorities and control over connections to local telephone networks. This increasingly competitive environment has put pressure on prices and margins and has led to pressures for industry-wide standardization which would enable multi-vendor networks. To compete effectively, we emphasize the price competitiveness of our products as compared to products offered by ground-based and other satellite service providers, the advantages of satellite data networks in general, our network quality, our customization capability, our offering of networks as a turnkey service rather than as an equipment sale and our provision of a single point of contact for products and services.

        We have encountered strong competition from major established carriers such as AT&T, , Sprint, British Telecom, France Telecom, Deutsche Telekom and global consortia of PTTs and other major carriers, which provide international telephone, private line and private network services using their national telephone networks and those of other carriers. Such carriers also offer technological solutions for customer networks, including ISDN lines and frame relay networks. Fiber optic cable is increasingly available for wide bandwidth networks in the United States and Western Europe and competitive issues often involve tradeoffs among price, various features and customer needs for specialized services or technologies. We are facing increasing competition from ground-based telecommunications service providers that use frame relay, fiber optic networks and digital network switching to provide competitive network offerings. The increase of cellular coverage and development of General Pocket Radio Service, or GPRS technology is also beginning to prove a competitive technology for low-medium bit rate applications.

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

        Our principal competitor in the supply of VSAT satellite networks is Hughes Network Systems (HNS) which offers a full line of VSAT products and services and which obtains most of its satellite capacity on the satellite system operated by its affiliates Hughes Galaxy and PanAmSat. In competing with HNS, we emphasize particular technological features of our products and services, our ability to customize networks and perform desired development work, the quality of our customer service and our willingness to be flexible in structuring arrangements for the customer. In addition, we face increased competition for all of our product lines from ViaSat, Inc. and iDirect Technologies.

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

        We may experience increased competition in the future from existing or new competitors in the hardware, services and the consumer broadband spheres that may adversely affect our ability to continue to market our products and services successfully. We believe that we have been able to compete successfully with larger telecommunications companies in part by entering into strategic joint development and marketing relationships with major companies such as SES Global, by developing new products such as the SkyEdge and by emphasizing low-cost product and service features and functions that meet the needs of customers in the markets in which we compete. See Item 4: “Information on the Company – Patents and Intellectual Property.”

        We believe that our major competitors have the resources available to develop products with features and functions competitive with those offered by us. In addition, the entry of new companies into the market or the expansion by existing competitors of their product lines could have an adverse effect on us. However, we believe that our primary competitive advantage is our ability to provide products with relatively low overall cost and high functionality. We also compete on the basis of the performance characteristics of our products and our ability to customize certain network functions. We cannot assure that our competitors will not develop such features or functions, that we will be able to maintain a cost advantage for these products or that new companies will not enter these markets.

        We also compete with other companies that offer communications networks and services based on other technologies (e.g., ground-based lines and frame relay, radio transmissions, point-to-point microwave) that can be competitive in terms of price and performance with our products. For example, there is a competing technology for a unidirectional VSAT system that uses a lower-cost remote terminal but requires more satellite space segments capacity than our unidirectional VSAT products. See Item 3: “Key Information – Risk Factors; Competition in the network communications industry.”

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

        Israel and the European Union concluded a Free Trade Agreement in July 1975 that confers certain advantages with respect to Israeli exports to most European countries and obligates Israel to lower its tariffs with respect to imports from these countries over a number of years. In June 2000, Israel was admitted as an Associate Member of the European Union. In 1985, Israel and the United States entered into an agreement to establish a Free Trade Area that has eliminated all tariff and certain non-tariff barriers on most trade between the two countries. On January 1, 1993, Israel and the European Free Trade Association, or EFTA, entered into an agreement establishing a free-trade zone between Israel and the EFTA nations. In recent years, Israel has established commercial and trade relations with a number of other nations, (including Russia, the People’s Republic of China, India and nations in Eastern Europe and Asia), with which Israel had not previously had such relations.

Organizational Structure

        We own a number of subsidiaries and affiliated companies that provide marketing and sales support, sell our VSAT products or provide related services. The following table sets forth our significant subsidiaries, as of March 15, 2005:

Company	Place of Incorporation	Ownership Interest

Spacenet Inc.	United States	100%
rStar Corporation	Delaware	100%
Gilat to Home Latin America (Holland) N.V	Holland	100%
Gilat Satellite Networks (Holland) B.V	Holland	100%
StarBand Communications Inc.	Delaware	100%
Satlynx S.A	Luxembourg	41%

Property and Equipment

        Our products are primarily designed, assembled, manufactured and tested at our facility in Petah Tikva, Israel. The net book value of the facilities in Petah Tikvah is $70.6 million. A recent valuation of the land and facilities valued the property at approximately $46 million. In accordance with SFAS 144, the Company tested the recoverability of its facilities as part of a group of assets and determined that no impairment charge should be recorded as of December 31, 2004. Had the Company put the facilities up for sale, it would have been required to record the difference between the carrying amount and the fair value as an impairment, loss in the statement of operations, all in accordance with SFAS 144.

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

        We have network operations centers at McLean, Virginia and shared hub facilities in Chicago, Illinois, Brazil, Peru and Colombia, from which we perform network services and customer support functions 24 hours a day, 7 days a week, 365 days a year. The network operations centers allow us to perform diagnostic procedures on customer networks and to reconfigure networks to alter data speeds, change frequencies and provide additional bandwidth.

        Our offices in McLean, Virginia originally comprised approximately 137,000 square feet, portions of which we sublease, such that the current net monthly rental cost is approximately $223,000. These offices house our personnel and also contain one of our U.S. network operations centers. In June 2000 we purchased the land and building facilities used by Spacenet Inc. for a purchase price of approximately $24.3 million. In March 2001 we sold these premises for approximately $31.5 million (net of related costs of approximately $1.5 million) and entered into a 15-year lease for this space, at an initial annual rent of approximately $3.7 million. In addition, we lease additional office space in McLean for Spacenet Inc. personnel comprising approximately 60,000 square feet at monthly rental of approximately $182,000. We also maintain space in Chicago, Illinois and Houston, Texas for sales and operations.

        In 2000 and 2002, we purchased and developed facilities on approximately 140,400 square feet of land in Backnang, Germany, for approximately $13 million. In June 2001, we entered into a mortgage and loan agreement with a German bank, secured by our Backnang facilities. The mortgage is for approximately Euro 5.7 million, of which (i) approximately one-fifth bears interest at 5.86% and is repayable over 5 years commencing July 2001 and (ii) approximately four-fifths bears interest at 6.3% and is repayable quarterly over 20 years commencing July 2006. As of May 24, 2002, these facilities are leased to Satlynx, one of the six Gilat subsidiaries sold to Satlynx. In addition, Satlynx has been granted an option to purchase the Backnang facility.

        We also maintain facilities in Santa Cruz, California; Austin, Texas; Atlanta, Georgia; and in South America in Brazil, Colombia, Mexico, and Peru, along with representative offices in Beijing, Melbourne, Prague, Pretoria, New Delhi, Almaty, Jakarta, Kiev and Moscow and small facilities in other locations throughout the world.

ITEM 5:	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

        During the years ended December 31, 2002, 2003 and 2004, we operated under a single reportable business segment. As of January 2005, we changed our business reporting to reflect operation under two business units: Gilat Network Systems (GNS) and Spacenet. The Company’s 2004 financial statements reflect this change.

        Our reportable segments are differentiated by whether the nature of the transaction is dominated by an equipment sale (a GNS transaction) or by the operation of a network (a Spacenet transaction). Segments are managed separately and can be described as follows:

        Gilat Networks Systems. This business segment focuses on sales of solutions to operators by provision of its proprietary and/or DVB-RCS standard VSAT technology and hybrid solutions. The business of GNS reflects the generation of revenue from sales of our satellite-based networking equipment, professional services and applications. The charges to customers for satellite networking products, applications or professional services vary with the number of sites, the location of sites, installation services required and the types of technologies and protocols employed.

        Spacenet. Spacenet’s business consists of activity as an operator of communications networks for the provision of telephony, data and Internet services to our customers, primarily in the Americas. The charges to customers for networking services vary with the type of operations provided, the length of the contract, the amount of satellite capacity and the types of technologies and protocols employed. The business is divided as follows:

—	The enterprise market, through Spacenet Inc., which provides mainly satellite-based, enterprise-grade broadband wide-area networking solutions for a broad range of commercial organizations and small business customers primarily in North America.
—	The consumer market, primarily through StarBand, which provides broadband Internet access via satellite to residential and SoHo’s in North America.
—	The rural market, known as Spacenet Rural Communications, which provides satellite-based rural telephony and internet access solutions to remote areas in Latin America.

        This discussion and analysis of our financial condition and results of operations is based upon our audited consolidated financial information included in this Form 20-F, and which has been prepared in accordance with accounting principles generally accepted in the United States.

        The currency of the primary economic environment in which most of our operations are conducted is the U.S. dollar and, therefore, we use the U.S. dollar as our functional and reporting currency. Transactions and balances originally denominated in U.S. dollars are presented at their original amounts. Gains and losses arising from non-U.S. dollar transactions and balances are included in the consolidated statements of operations. The financial statements of foreign subsidiaries, whose functional currency has been determined to be their local currency, have been translated into U.S dollars. Assets and liabilities have been translated using the exchange rates in effect at the balance sheet date. Statements of operations amounts have been translated using the average exchange rate for the period. The resulting translation adjustments are reported as a component of shareholders’ equity in accumulated other comprehensive loss.

Critical Accounting Policies and Estimates

        We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our audited consolidated financial information included in this Form 20-F.

        Use of estimates. The preparation of the financial information in conformity with generally accepted accounting principles requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, mainly related to account receivables, inventories, long-lived assets, restructuring charges, revenues and contingencies. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

        Revenues. We generate revenues mainly from the sale of products and services for satellite-based communications networks. Sale of products includes mainly the sale of VSAT’s and hubs and services include access to and communication via satellites, known as space segment, installation of network equipment, telephony services, internet services, consulting, on-line network monitoring, network maintenance and repair services. We sell our products primarily through a direct sales force and indirectly through resellers. Sales consummated by our sales force and sales to resellers are considered sales to end-users.

        Revenues from product sales are recognized when delivery has occurred, persuasive evidence of an agreement exists, the vendor’s fee is fixed or determinable, no further obligation exists and collectability is probable. We do not grant rights of return. Service revenues are recognized ratably over the contractual period or as services are performed.

        We record a significant amount of revenue from arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. A multiple-element arrangement is separated into more than one unit of accounting if the functionality of the delivered element(s) is not dependent on the undelivered element(s), there is vendor-specific objective evidence (VSOE) of fair value of the undelivered element(s) and delivery of the delivered element(s) represents the culmination of the earnings process for those element(s).

        If these criteria are not met, the revenue is deferred until such criteria are met or until the period in which the last undelivered element is delivered. If there is VSOE for all units of accounting in an arrangement, the arrangement consideration is allocated to the separate units of accounting based on each unit’s relative VSOE.

        Revenues from products under sales-type-lease contracts are recognized upon installation or upon shipment, in cases where the customer obtains its own or others installation services. The net investments in sales-type-leases are discounted at the interest rates implicit in the leases. The present values of payments due under sales-type-lease contracts are recorded as revenues at the time of shipment or installation, as appropriate. Future interest income is deferred and recognized over the related lease term as financial income.

        Revenue from products and services under operating leases of equipment are recognized ratably over the lease period.

        Cost of Revenues. Cost of revenues, for both products and services, includes the cost of system design, equipment, satellite capacity, customer service, interconnection charges and third party maintenance and installation. For equipment contracts, cost of revenues is expensed as revenues are recognized. For network service contracts, cost of revenues is expensed as revenues are recognized over the term of the contract. For maintenance contracts, cost of revenues is expensed as the maintenance cost is incurred or over the term of the contract. At each balance sheet date, we evaluate our inventory balance for excess quantities and obsolescence. This evaluation includes an analysis of sales levels by product and projections of future demand. In addition, we write off inventories that are considered obsolete. Remaining inventory balances are adjusted to the lower of cost or market value. If future demand for our old or new products, or market conditions are less favorable than our projections, additional inventory write-offs may be required and would be reflected in cost of revenues for such period.

        Accounts Receivable and Allowance for Doubtful Accounts. We are required to estimate our ability to collect our trade receivables. A considerable amount of judgment is required in assessing their ultimate realization. In 2002, 2003, and 2004 we provided allowance for our receivables relating to customers that were specifically identified by our management as having difficulties paying their respective receivables. This provision is in addition to a general allowance which we have provided to cover additional potential exposures. If the financial condition of our customers deteriorates, resulting in their inability to make payments, additional allowances may be required. These estimates are based on historical bad debt experience and other known factors. If the historical data we used to determine these estimates does not properly reflect future realization, additional allowances may be required. See “Restructuring Charges, Write-Offs and Other Significant Charges” below.

        Inventory Valuation. We are required to state our inventories at the lower of cost or market price. In assessing the ultimate realization of inventories, we are required to make judgments as to future demand requirements and compare that with the current or committed inventory levels. We have recorded significant changes in required reserves in recent periods. See “Restructuring Charges, Write-Offs and Other Significant Charges” below.

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

        Our long-lived assets are reviewed for impairment annually and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. In measuring the recoverability of assets, we are required to make estimates and judgments in assessing our five year forecast and cash flows, which is the estimated useful life of our current primary asset, and compare that with the carrying amount of the assets. Additional significant estimates used by management in the methodologies used to assess the recoverability of our long-lived assets include estimates of future short-term and long-term growth rates, market acceptance of products and services, our success in wining bids and other judgmental assumptions, which are also affected by factors detailed in our risk factors section in this annual report. If these estimates or the related assumptions change in the future, we may be required to record impairment charges for our long-lived assets.

        Our investments in other companies are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable.

        For all of the above, see “Restructuring Charges, Write-Offs and Other Significant Charges” below.

        Future events could cause us to conclude that impairment indicators exist and that additional intangible assets associated with our acquired businesses and our long-lived assets are impaired. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

        Restructuring and Other Non-Recurring Charges. During fiscal year 2003, we recorded significant charges in connection with our restructuring plans. These restructuring charges include estimates pertaining to contractual obligations, primarily facilities-related operating leases, resulting from our actions. We have estimated facility exit costs for certain under-utilized facilities and have made assumptions regarding a sublessee’s future rental rate, as well as the amount of time required to identify a sublessee. Such liabilities were recorded at fair value and are updated for any charges in fair value every period. Our restructuring charge would have been higher had we assumed a lower future rental rate or a longer period of time required to identify a sublessee.

        Legal and Other Contingencies. We are currently involved in certain legal and other proceedings and are required to assess the likelihood of any adverse judgments or outcomes of these proceedings as well as potential ranges of probable losses. A determination of the amount of accruals required, if any, for these contingencies is made after careful analysis. It is possible, however, that future results of operations for any particular quarter or annual period could be materially affected by changes in our assumptions, the actual outcome of such proceedings or as a result of the effectiveness of our strategies related to these proceedings.

        In January 2003, upon emergence from Chapter 11, we determined that we did not control StarBand since we did not hold the majority of its voting interest and could not gain control in any other way over such company. As such, as of December 31, 2003 StarBand was accounted for under the equity method of accounting in accordance with APB 18 and the excess of losses over the investment in StarBand amounted to approximately $ 0.2 million. StarBand’s board of directors was and is comprised of three members, all of which are from our senior management.

        FIN 46, which we adopted in January 2004, requires consideration and estimates of a significant number of possible future outcomes of the Variable Interest Entity as well as the probability that each of the outcomes will occur. The results of each possible outcome are allocated to the parties holding interests in the Variable Interest Entity. Based on the allocation of possible outcomes, a calculation is performed to determine which party, if any, has a majority of potential negative outcome (expected losses) or a majority of the potential positive outcomes (expected residual returns). That party, if any, is the Variable Interest Entity’s primary beneficiary and is required to consolidate the Variable Interest Entity. Calculating the expected losses and expected residual returns is highly subjective and requires the use of significant estimates.

        As of January 1, 2004, as per FIN 46, we analyzed whether StarBand could finance its activities without additional subordinated financial support from other parties and concluded that the equity investment at risk was not greater than the expected losses of the entity. Accordingly we believe that StarBand is a Variable Interest Entity (“VIE”).We performed an analysis in which we allocated the expected losses and expected residual returns to ourselves and to the other investors in StarBand using expected cash flows derived by projecting possible cash flows and assigning each projection with a probability weight. Through our analysis, we concluded that we absorb the majority of StarBand’s expected losses and we receive the majority of the residual return. Accordingly we believe that we are the primary beneficiary of StarBand, and therefore we determined that StarBand should be consolidated into our consolidated financial statements.

        As of December 31, 2003 Satlynx was accounted for under the equity method of accounting in accordance with APB 18 and the excess of losses over the investment in Satlynx amounted to approximately $2.3 million.

        We analyzed whether Satlynx can finance its activities without additional financial support from other parties and concluded that the equity investment at risk was not greater than the expected losses of the entity. Accordingly, we believe that Satlynx is a Variable Interest Entity, as defined in FIN 46. As such, we performed an analysis in which we allocated the expected losses and expected residual returns to our company and to the other investors in Satlynx using expected cash flows derived by projecting possible cash flows and assigning each projection with a probability weight. Through this analysis, we concluded that we do not absorb the majority of Satlynx’s expected losses and we do not receive the majority of the residual return. Accordingly we believe that we are not the primary beneficiary of Satlynx, and therefore Satlynx should not be consolidated into our consolidated financial statements.

Restructuring Charges, Write-Offs and Other Significant Changes

        Our company has been through significant changes in the past three years. The following disclosure provides in-depth background for each financial year which will enable a better analysis of our financial condition and results of operations.

2002. In the year ended December 31, 2002, the recession in the communications industry which began in 2001 and the resulting slowdown in orders continued. Furthermore, once again certain circumstances such as the global decrease in the financial stability of telecommunication companies and depressed market conditions indicated that the carrying amount of certain assets would not be recoverable. In October 2002, we commenced the arrangement to restructure our debt with holders of our convertible bonds, bank lenders and other creditors, which was successfully completed in March 2003. Prior to and while the arrangement was under negotiation, customers expressed doubts regarding our ability to restructure our debt and our ability to sell products and retain customers declined. As a result of the above, in 2002 we recorded the following charges:

—	We wrote-off (i) excess inventories in order to adjust the inventory level to the new revenue expectations, in the amount of approximately $7.0 million; (ii) discontinued products in our inventory in the amount of approximately $8.8 million; and we marked down inventory that is expected to be sold at a price lower than the carrying value in an amount of approximately $4.3 million.

—	We increased our bad debt provision and wrote-off an amount of approximately $34.7 million.

—	We recorded an impairment of all of the goodwill relating to our subsidiaries in an amount of $69.7 million. The impairment was prompted by the continued deterioration in market conditions and the decrease in the projected income of our subsidiaries. The impairment of goodwill recognized at adoption of SFAS No. 142 in the amount of $56.7 million is presented under “cumulative effect of a change in an accounting principle” and the impairment of goodwill recognized after adoption in the amount of $13.0 million is presented in our operating expenses.

        Based on our management’s periodic review of the carrying value of our long-lived assets, in 2002 we recorded the following impairments:

—	Intangible assets in the amount of $7.0 million and other intangible assets relating to technology that we no longer use in an amount of $1.3 million. The impairment consists of technology purchased by us in 2000 which is no longer in use and intangible assets from the purchase of Spacenet Inc..

—	We identified the following factors pertaining to property, plant and equipment: (a) decreased levels of cash which curtailed future financing prospects needed in order to finance our business; and (b) a growing weakness in our target markets. We recorded impairment of our property, plant and equipment in an amount of $42.4 million for adjustments of the carrying value of assets which are not used to generate our revenues to their fair value, and for adjustments of the carrying value of productive assets to their fair value according to the guidance of SFAS No. 144.

—	In light of our review of the auditors’ report of a Brazilian entity in connection with the financial statements as of September 30 and December 31, 2002 which noted that such company may not be able to retain its existence as a going concern if they are unable to raise additional funding or otherwise generate sufficient revenues and other factors, and the fact that such company did not repay our investment at maturity in December 2002, we concluded that these conditions were not temporary and needed to be considered in our financial statements. As a result, we recorded an impairment of our investment in this company in an amount of approximately $39.4 million; and

—	We recorded an impairment of our investment in Communicacion y Telefonia Rural S.A or, CTR, a company in Chile in which we had invested, in an amount of approximately $11.2 million. The impairment was due to a decrease in revenues of CTR, a devaluation of the Chilean currency and other adverse economic conditions, the inability of CTR to generate cash flow and a decrease in our shareholding in such entity. We also recorded an impairment of other investments in the amount of $0.8 million.

        2003. In 2003, our financial weakness in the early part of the year continued to impact our orders globally and in particular in the United States. At the end of the first quarter of 2003, we concluded the arrangement to restructure our debt with creditors, bank lenders and note holders. At that time, our management went through significant change, with the resignation of our CEO and President (founders of our company) and the resignation of the CEO of Spacenet Inc. On April 15, 2003, our shareholders elected an almost entirely new board of directors and Chief Executive Officer and President. Also during 2003, our COO, CFO, and other members of senior management resigned. In June 2003, new management imposed an additional set of lay-offs and budget cuts and embarked on an effort to streamline our operations in order to increase efficiency and reduce costs. This effort included a variety of measures including organizational and structural changes and office consolidation as well as involuntary termination of 88 employees worldwide. The reductions have resulted in a decrease in annual expenses of approximately $16 million. In November 2003, we concluded an exchange offer pursuant to which the majority of the holders of our new notes converted their notes into equity. As a result of all of the above factors, we recorded the following charges:

—	We wrote-off (i) excess inventories in the amount of approximately $1.5 million in order to adjust the inventory level to new revenue expectations; (ii) discontinued products in the amount of approximately $4.0 million; and we marked down inventory of approximately $0.9 million that is expected to be sold at a price lower than its carrying value.

—	An additional impairment of goodwill in the amount of approximately $5.0 million relating to the closing of the rStar acquisition on August 2, 2002.

—	Restructuring charges of approximately $3.9 million. The restructuring costs consisted of employee termination benefits associated with involuntary termination and costs associated with termination of lease commitments with respect to premises occupied by Gilat.

        Based on our periodic review of the carrying value of our long-lived assets we recorded the following impairments:

—	We identified the following factors pertaining to long-lived assets: (a) a continued low level of cash has adversely affected future financing prospects which are needed to finance our business; and (b) a growing weakness in our target markets. We recorded an impairment of our property, plant and equipment in an amount of approximately $18.1 million and intangible assets of approximately $5.6 million for adjustments of the carrying value of assets not used to generate revenues to their fair value, and for adjustments of the carrying value of productive assets to their fair value according to the specifications of FASB 144.

—	In light of management’s decision to dispose of our subsidiary in Argentina we recorded an impairment of approximately $3.2 million, which is recorded as an impairment of tangible and intangible assets.

        In addition, we reversed $3.3 million of the impairment of our investment in a Brazilian company due to an option exercise related to our investment in such company.

        Details Regarding the Restructuring of Our Debt in 2003. In March 2003, an Israeli court approved an arrangement with our creditors that provided for the restructuring of our debts, which included the following changes to our current commitments and the creation of new commitments:

—	Convertible Notes. We exchanged our 4.25% Convertible Subordinated Notes due 2005, or the old notes which had a principal amount of $350 million for (i) 10,104,195 ordinary shares; and (ii) $83.254 million in principal amount of new notes.

—	Bank Hapoalim. Of the $102 million we owed Bank Hapoalim (i) $25.5 million was converted into 924,430 Shares; (ii) $5.1 million was converted into new notes of the same principal amount; and (iii) the remaining debt of $71.4 million remains as a loan with revised terms. The revised terms of the loan include equal semiannual installments of principal of $4.5 million beginning on July 2, 2005, with a fixed installment of $8.9 million on July 2, 2012. The loan bore interest at the six-month LIBOR rate plus 2.5% and was payable semiannually together with the installments of principal. Please see details of the further revision to this loan described in “2004” below.

—	Bank Leumi Le-Israel B.M. We revised the terms of our loan from Bank Leumi Le-Israel B.M. in the principal amount of $30 million. The revised terms of the restructured loan include principal payments in the amount of $1 million annually during each of 2003 and 2004 and principal payments of $4 million annually during each of the years 2005 through 2011. The loan bears interest at the six-month LIBOR rate plus 2.5%.

—	Israel Discount Bank Ltd. In March 2003, Israel Discount Bank Ltd. agreed to provide its performance guarantees for our benefit in the amount of up to $13.3 million for at least one year.

—	SES Americom. SES Americom agreed to terminate its transponder agreements with Spacenet Inc., which related to StarBand. In addition, SES Americom agreed to defer payments by Spacenet Inc. in connection with other agreements. As part of the arrangement, we issued to SES Americom 713,052 of our shares.

        As part of the arrangement approved by the Israeli court, we granted to the banks referred to above, in addition to existing security interests in their favor, a first priority security interest consisting of a floating charge on all of our assets and we pledged for their benefit all of the shares that we own in Spacenet Inc.. We granted a second priority security interest in the same collateral to the holders of the new notes.

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

        2004.In the first quarter of 2004, we evaluated the applicability of FIN 46 on our investment in StarBand and concluded that we absorb the majority of StarBand’s expected losses and receive the majority of the residual return. Accordingly we determined that we are the primary beneficiary of StarBand, and therefore StarBand should be consolidated into our consolidated financial statements.

        Also in the first quarter, we recorded a write-off of $2.0 million of excess inventory as a result of an adjustment to our forecast of revenues for certain products in connection with the introduction of a new product line.

        In April 2004, we revised the terms of our loan from Bank Hapoalim, to whom we owe a principal debt amount of $71.4 million. The new loan terms reduced the principal installments due on July 1, 2005 and January 1, 2006 from $4.5 million to $1 million and $1.5 million respectively, with the remainder due for payment in 2012. Other principal payments for $4.5 million due semi-annually thereafter remain unchanged and the last installment of $15.3 million is due on July 2, 2012. In addition, under the revised loan terms, the interest on the loan was reduced from a six-month LIBOR rate plus 2.5% to be paid semi-annually with principal installments to the following new terms: (i) for each interest period commencing from April 1, 2004 until March 31, 2008 interest due shall be six month LIBOR plus 2% per annum, and (ii) for each interest period commencing from April 1, 2008 until the final maturity date interest due shall be six month LIBOR plus 1.5% per annum. For more details, see “Liquidity and Capital Resources – Financing Activities”.

        In April of 2004, we also completed the short-form merger of rStar and we recorded a gain of $ 0.2 million from a derecognition of liabilities (see “Item 4 – Strategic Alliances, Joint Ventures and Acquisitions”.)

        In June 2004, our then CEO and President resigned and was replaced by Mr. Shlomo Rodav who currently serves as CEO and Chairman of the Board of Directors.

        In the third quarter of 2004, as a result of decreased future undiscounted cash flow from a certain customer and in accordance with FAS 144, we decreased the carrying value of an asset and recorded an impairment of property and equipment in an amount of approximately $2.2 million.

        In September 2004, we closed an agreement for the sale of Spacenet International Services, Inc. and its only subsidiary, Servicio Satelital S.A., an Argentinean company. The consideration received was $0.6 million paid upon the closing and an additional amount of $0.5 million to be paid in installments through September 2006. . We recorded a loss from this transaction in the amount of $0.2 million.

        The following provides information about our business during 2002, 2003 and 2004, as if our business was operating under the new business segments. The financial information was extracted, from a practical prospective, from the consolidated results reported for those years.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Revenues:

	2004	2003		2004	2003
	USD in thousands		% change	% of revenues

Spacenet Enterprise
Equipment	13,375	17,879	(25.2)%	5.5%	9.4%
Services	47,081	40,286	16.9%	19.5%	21.2%

	60,456	58,165	3.9%	25.0%	30.6%

Consumer
Equipment	2,446	-	-	1.0%	-
Services	25,913	-	-	10.7%	-

	28,359	-	-	11.7%	-

Rural
Equipment	1,711	9,345	(81.7)%	0.8%	4.9%
Services	50,532	17,435	189.8%	20.9%	9.2%

	52,243	26,780	95.1%	21.7%	14.1%

Total Spacenet	141,058	84,945	66.1%	58.4%	44.7%

GNS
Equipment	82,590	93,552	(11.7)%	34.2%	49.2%
Services	17,850	11,680	52.8%	7.4%	6.1%

Total GNS	100,440	105,232	(4.6)%	41.6%	55.3%

Total
Equipment	100,122	120,776	(17.1)%	41.5%	63.5%
Services	141,376	69,401	103.7%	58.5%	36.5%

Total revenues	241,498	190,177	27.0%	100.0%	100.0%

        Revenues in 2004 were derived 41.5% from equipment and 58.5% from services. In contrast, in 2003, our revenues were derived 63.5% from equipment and 36.5% from services. The increase in service revenues in 2004 is attributed to the following factors: (i) an increase in our service revenues from our enterprise operation; (ii) the consolidation of StarBand, which increased our service revenues by approximately $26 million; (iii) a significant increase in our rural operation as a result of the progress in the implementation of the Compartel projects in Colombia, the operation of the GESAC network in Brazil and increased traffic on the networks in both Colombia and Peru; and (iv) an increase in the sale of services in our GNS operation. The decrease in equipment sales is attributed to: (a) a decline in sales to large-scale customers when compared to the prior year in our enterprise operation; (b) the completion of installation of equipment in the Fitel projects in Peru in 2003; and (c) overall industry-wide price reductions and a decline in the number of large-scale sales to customers in our GNS operation. The decrease in equipment sales was offset by the consolidation of StarBand which increased our equipment revenues by approximately $2.4 million.

Gross profit (loss):

	2004	2003	2004	2003
	USD in thousands		% of revenues

Spacenet Enterprise
Equipment	140	428	1.0%	2.4%
Services	4,360	(3,715)	9.3%	(9.2)%

	4,500	(3,287)	7.4%	(5.7)%

Consumer
Equipment	298	-	12.2%	-
Services	3,632	-	14.0%	-

	3,930	-	13.9%	-

Rural
Equipment	477	4,028	27.9%	43.1%
Services	1,568	(13,606)	3.1%	(78.0)%

	2,045	(9,578)	3.9%	(35.8)%

Total Spacenet	10,475	(12,865)	7.4%	(15.1)%

GNS
Equipment	36,077	20,713	43.7%	22.1%
Services	12,938	8,215	72.5%	70.3%

Total GNS	49,015	28,928	48.8%	27.5%

Consolidation	17,613	16,567	7.3%	8.7%

Total Gross Profit	77,103	32,630	31.9%	17.2%

        Our gross profit margin increase in 2004 can be attributed to the following factors: (i) an increase in gross profits from our rural operations, primarily due to the implementation of Compartel and the GESAC network in Brazil and better efficiency in the maintenance of our networks operations; (ii) in our GNS segment, higher profit margins than in past years and a decrease in the amount of inventory write-offs from approximately $6.4 million in 2003 to approximately $2.0 million in 2004; and (iii) cost reductions attributed to the implementation of our restructuring plan in June 2003 which led to a decrease in personal and other related expenses in all of our segments. The consolidation amounts presented above represent the effect of unrealized profits derived from the transactions between GNS and Spacenet.

Research and Development Expenses:

	2004	2003		2004	2003
	USD in thousands		% change	% of revenues

Spacenet Enterprise:
Expenses incurred	977	4,203	(76.8)%	1.6%	7.2%
Less - grants	-	-	-	-	-

Total Spacenet	977	4,203	(76.8)%	0.7%	4.9%

GNS
Expenses incurred	18,157	17,860	1.7%	18.0%	17.0%
Less - grants	5,255	5,114	2.8%	5.2%	4.9%

Total GNS	12,902	12,746	1.2%	12.8%	12.1%

Total	13,879	16,949	(18.1)%	5.7%	8.9%

        Net research and development costs decreased in 2004 primarily due to the transfer of research and development operations from Spacenet Inc. to Israel, which resulted in significant decrease in costs in Spacenet Inc. and no relative significant increase in research and development costs in Israel. Grants for research and development received by us remained approximately the same and reflect an increase of approximately $1.5 million grants receive from SES Global, offset by a decrease of approximately $1.3 million of Chief Scientist grants.

Selling, Marketing, General and Administrative Expenses

	2004	2003		2004	2003
	USD in thousands		% change	% of revenues

Spacenet:
Enterprise	13,773	17,613	(21.8)%	22.8%	30.3%
Consumer	6,809	-	-	24.0%	-
Rural	12,119	16,102	(24.7)%	23.2%	60.1%

Total Spacenet	32,701	33,715	(3.0)%	23.2%	39.7%

GNS	36,473	38,005	(4.0)%	36.3%	36.1%

Total	69,174	71,720	(3.5)%	28.6%	37.7%

        Selling, marketing, general and administrative expenses decreased in 2004 by $2.6 million. The decrease can be attributed mainly to overall staff reductions which led to a decrease in the salaries and related expenses in the amount of approximately $3.5 million, reduced depreciation and amortization expenses of approximately $1.4 million, reduced professional fees and legal claims of approximately $2.5 million and the going-private of rStar which reduced fees associated with being a public company including directors and officers insurance and on-going public filing fees by approximately $1.0 million. The decrease was offset by the consolidation of StarBand, in the amount of approximately $5.8 million.

        Impairment of Goodwill, Tangible and Intangible Assets. In 2004, as a result of decreased future undiscounted cash flow from a certain customer, we decreased the carrying value of an asset and recorded an impairment of property and equipment in an amount of approximately $2.2 million. In 2003, our sales decreased as a result of both the continued economic slowdown and due to our focus on the restructuring of our debt and as a result, we recorded an impairment of tangible and intangible assets of approximately $31.9 million.

        Financial Income (Expenses), Net. In 2004, we had financial income of approximately $1.8 million compared to financial expenses of approximately $3.3 million in 2003. The sharp decrease in our financial expenses is explained primarily by (i) the successful completion of the restructuring of our debt in March and November 2003, which led to a sharp decrease in interest expenses associated with our debt; (ii) the fact that in 2003, the future interest payments relating to the restructured debt was recorded in accrued interest relating to restructured debt and decreased the gain from restructuring of debt. As a result, after the restructuring, no such interest expenses are recorded as an expense; and (iii) in 2004, we had an increase in our interest income due to the increase in our cash balances.

        Taxes on Income. Taxes on income decreased by approximately $5.3 million to approximately $4.4 million in 2004 compared to approximately $9.7 million in 2003 primarily due to the taxes accrued in 2003 in relation to the restructuring of our debts, which were not accrued in 2004.

        Equity in Profits (Losses) of Affiliated Companies. Equity in profits of affiliated companies was approximately $1.2 million in 2004, compared to approximately $0.5 million in 2003. The 2003 amount includes both Satlynx and StarBand while in 2004, due to the consolidation of StarBand, only Satlynx is included.

        Minority Interest in Losses of a Subsidiary. Minority interest in losses of a subsidiary was approximately $0.2 million in 2004, compared to approximately $0.9 million in 2003. The 2004 figure reflects the minority share of rStar until April 2004, at which time we effected the short-form merger and as such, became the 100% owners of rStar.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Revenues:

	2003	2002		2003	2002
	USD in thousands		% increase	% of revenues

Spacenet Enterprise
Equipment	17,879	44,254	(59.6)%	9.4%	21.2%
Services	40,286	63,824	(36.9)%	21.2%	30.6%

	58,165	108,078	(46.2)%	30.6%	51.8%

Consumer
Equipment	-	-	-	-	-
Services	-	-	-	-	-

	-	-	-	-	-

Rural
Equipment	9,345	11,101	(15.8)%	4.9%	5.3%
Services	17,435	7,988	118.3%	9.2%	3.8%

	26,780	19,089	40.3%	14.1%	9.1%

Total Spacenet	84,945	127,167	(33.2)%	44.7%	60.9%

GNS
Equipment	93,552	74,656	25.3%	49.2%	35.8%
Services	11,680	6,932	68.5%	6.1%	3.3%

Total GNS	105,232	81,588	29.0%	55.3%	39.1%

Total
Equipment	120,776	130,011	(7.1)%	63.5%	62.3%
Services	69,401	78,744	(11.9)%	36.5%	37.7%

Total revenues	190,177	208,755	(8.9)%	100.0%	100.0%

        Revenues in 2003 were derived of 63.5% equipment sales and 36.5% from services. In 2002, our revenues were derived of 62.3% equipment and 37.7% services. The decrease in our revenues can be attributed to the following factors: (i) in our enterprise operations the revenues decreased significantly in 2003, primarily due to a decrease in our equipment revenues from two major customers and a decrease in our services revenues due to the termination of contracts by two other major service customers and increased competition. An additional factor for this decrease was our sale of six European entities in the second quarter of 2002 to our joint venture, Satlynx S.A.; (ii) in our rural operations, service revenues increased due to the beginning of the implementation of the GESAC network in Brazil and increased revenues from traffic on our networks in Peru and Colombia. Our equipment revenues in our rural operations decreased mainly due to the completion of installation of equipment in the Fitel projects in Peru in 2003; and (iii) in 2003, GNS increased its equipment and service revenues due to the sale of equipment to two major customers.

Gross profit (loss):

	2003	2002	2003	2002
	USD in thousands		% of revenues

Spacenet Enterprise
Equipment	428	1,950	2.4%	4.4%
Services	(3,715)	(6,837)	(9.2)%	(10.7)%

	(3,287)	(4,887)	(5.7)%	(4.5)%

Consumer
Equipment	-	-	-	-
Services	-	-	-	-

	-	-	-	-

Rural
Equipment	4,028	8,034	43.1%	79.4%
Services	(13,606)	(17,257)	(78.0)%	(216.0)%

	(9,578)	(9,223)	(35.8)%	(48.3)%

Total Spacenet	(12,865)	(14,110)	(15.1)%	(11.1)%

GNS
Equipment	20,713	(6,973)	22.1%	(9.3)%
Services	8,215	3,145	70.3%	45.4%

Total GNS	28,928	(3,828)	27.5%	(4.7)%

Consolidation	16,567	37,558	8.7%	18.0%

Total Gross Profit	32,630	19,620	17.2%	9.4%

        Our gross profit increase in 2003 can be attributed to the following factors: (i) in our enterprise operations, the gross loss decreased primarily due to the decrease in the depreciation expenses of approximately $6.0 million, resulting from the impairment of long-lived assets that was recorded at the end of 2002 and in June 2003 and $2.5 million in inventory write-offs only in 2002. The decrease in the gross loss was offset by the decrease in revenues; (ii) in our rural operations, our gross loss increased, primarily due to the increase in maintenance expenses of our networks in Latin America. This increase was offset by $1.3 million related to inventory write-offs in 2002 and an increase in our revenues; and (iii) in our GNS operation, our gross profit increased significantly, mainly due to increased revenues and reduced inventory write offs from $18.3 million in 2002 to $6.4 million in 2003; and (iv) the implementation of our restructuring plan in June 2003 which led to a decrease in personnel and other related expenses. The consolidation amounts presented above represent the effect of unrealized profits derived from the transactions between GNS and Spacenet. Given that Spacenet revenues were lower in 2003 compared to 2002, purchases of equipment by Spacenet from GNS were also reduced significantly. As such, the unrealized profits also decreased.

Research and Development Expenses

	2003	2002		2003	2002
	USD in thousands		% change	% of revenues

Spacenet Enterprise:
Expenses incurred	4,203	7,885	(46.7)%	7.2%	7.3%
Less - grants	-	-	-	-	-

Total Spacenet	4,203	7,885	(46.7)%	4.9%	6.2%

GNS
Expenses incurred	17,860	21,127	(15.5)%	17.0%	25.9%
Less - grants	5,114	3,946	29.6%	4.9%	4.8%

Total GNS	12,746	17,181	(25.8)%	12.1%	21.1%

Total	16,949	25,066	(32.4)%	8.9%	12.0%

        Net research and development expenses decreased in 2003 primarily due to (i) the implementation of restructuring plans within our company which led to a decrease in research and development personnel and overhead from $18.0 million in 2002 to approximately $14.4 million in 2003, (ii) a decrease in our depreciation expenses due to the impairment of long-lived assets that was made at the end of the year 2002 and in June 2003 from approximately $6.3 million in 2002 to approximately $3.5 million in 2003 and (iii) an increase in research and development grants attributable to payments made by SES Global, a related party, in connection with the development agreement signed with them. See “Research and Development”.

Selling, Marketing, General and Administrative Expenses

	2003	2002		2003	2002
	USD in thousands		% change	% of revenues

Spacenet:
Enterprise	17,613	28,212	(37.6)%	30.3%	26.1%
Consumer	-	-	-	-	-
Rural	16,102	20,037	(19.6)%	60.1%	105.0%

Total Spacenet	33,715	48,249	(30.1)%	39.7%	37.9%

GNS	38,005	37,978	0.1%	36.1%	46.5%

Total	71,720	86,227	(16.8)%	37.7%	41.3%

        Selling, marketing, general and administrative expenses decreased in 2003 compared to 2002. The decrease in such expenses was attributed mainly to (i) the decrease in our depreciation expenses due to the impairment of long-lived assets that was made at the end of the year 2002 in accordance with SFAS No. 144 from approximately $15.7 million in 2002 to $6.1 million in 2003; (ii) implementation of restructuring plans within our company which led to a decrease in our payroll expenses offset by compensation expenses and a bonus provision to employees and a consultant; and (iii) the sale of six European entities to our joint venture, Satlynx S.A., resulting in a reduction of expenses in the amount of approximately $5.2 million.

        Provision and write-off of doubtful accounts and capital lease receivables. Provision and write-off of doubtful accounts and capital lease receivables decreased to $1.4 million in 2003 from approximately $34.7 million in 2002. See “Restructuring Charges, Write-offs and Other Significant Changes”.

        Impairment of Goodwill, Tangible and Intangible Assets. As discussed above, in 2003, our sales continued to decrease as a result of both the continued economic slowdown and due to our focus on the restructuring of our debt. As a result, we recorded an impairment of tangible and intangible assets of approximately $31.9 million in 2003 and approximately $63.7 million in 2002.

        Restructuring Charges. In 2003, we recorded restructuring charges of approximately $3.9 million. The restructuring cost consists of employee termination benefits associated with involuntary terminations of employees and other costs associated with termination of lease commitments in respect of premises occupied by us and our affiliates.

        Financial Expenses, Net. Our net financial expenses, decreased in 2003 to approximately $3.3 million from approximately $21.3 million in 2002. The decrease was attributed mainly to the (i) successful completion of the restructuring of our debt in March and November 2003, which led to a sharp decrease in the interest expenses associated with our debt and (ii) the fact that the future interest payments relating to the restructured debt was recorded in accrued interest relating to restructured debt and decreased the gain from restructuring of debt. As a result, after the restructuring, no such interest expenses are recorded as an expense.

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

        Taxes on Income. Taxes on income were approximately $9.7 million in 2003 compared to approximately $0.9 million in 2002. Taxes on income in 2003 include a decrease in our deferred income taxes in the amount of $4.7 million (including $4.6 million relating to the restructuring of debts), provision for income taxes relating to previous years of approximately $1.9million, $1.1 million tax expenses relating to the restructuring of debt and current taxes of approximately $2.0 million. Taxes on income in 2002 included provision for income taxes relating to current taxes in the amount of $0.9 million.

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

        Annual and quarterly fluctuations in our results of operations may be caused by the timing and composition of orders by our customers and the timing of our ability to recognize revenues. Our future results also may be affected by a number of factors, including our ability to continue to develop, introduce and deliver enhanced products on a timely basis and expand into new product offerings at competitive prices, to anticipate effectively customer demands and to manage future inventory levels in line with anticipated demand. These results may also be affected by currency exchange rate fluctuations and economic conditions in the geographical areas in which we operate. In addition, our revenues may vary significantly from quarter to quarter as a result of, among other factors, the timing of new product announcements and releases by our competitors and us. We can not be certain that revenues, gross profit and net income (or loss) in any particular quarter will not be lower (or higher with respect to net loss) than those of the preceding quarters, including comparable quarters. Our expense levels are based, in part, on expectations as to future revenues. If revenues are below expectations, operating results are likely to be adversely affected. In addition, a substantial portion of our expenses is fixed (i.e. space segment, lease payments, personnel) and adjusting the expenses in cases where revenues drop unexpectedly often takes considerable time. As a result, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Due to all of the foregoing factors, it is likely that in some future quarters our revenues or operating results will be below the expectations of public market analysts or investors. In such event, the market price of our shares would likely be materially adversely affected.

        Our business historically has not been affected by seasonal variations.

Liquidity and Capital Resources

        Since inception, our financing requirements have been met through cash generated by funds generated by private equity investments, public offerings, issuances of convertible notes, bank loans, operations, as well as funding from research and development grants. In addition, we also financed our operations through available credit facilities as discussed below. We have used available funds primarily for working capital, capital expenditures and strategic investments. While we are likely to seek additional sources of funding for our operations through bank lenders or equity financing, we believe that we have sufficient funds to operate our business in 2005 and 2006. Thereafter, if we do not have available sufficient cash to finance our operations, we may be required to obtain additional debt or equity financing. We cannot be certain that we will be able to obtain, if required, additional financing on acceptable terms, or at all. If we are to raise additional funding through an equity investment, any such transaction will dilute the holdings of our present shareholders.

        As of December 31, 2004, we had cash and cash equivalents of $75.8 million, short-term and long-term restricted cash of $21.7 million, short-term and long-term restricted cash held in trustees’ accounts of $29.6 million and short-term bank credit of $4.2 million. As of December 31, 2003, we had cash and cash equivalents of $51.8 million, short-term and long-term restricted cash of $20.2 million, restricted cash held in trustees’ accounts of $26.7 million and short-term bank credits of $1.8 million.

        Our cash and cash equivalents increased in 2004 by $24.0 million as a result of the following:

        Operating activities. In 2004, cash provided by operating activities was approximately $30.5 million, and comprised of amounts provided by (i) an increase in advances from customers held by trustees in the amount of $14.2 million (relating to our contracts in Colombia), (ii) a decrease in other accounts receivable and prepaid expenses, including long-term receivables in the amount of $12.4 million (iii) a decrease in our trade receivables in the amount of $8.0 million; and (iv) net cash provided by other operating activities in the amount of $34.7 million, net of (a) a decrease in trade payables, accrued expenses, other accounts payable and other long-term liabilities in the amount of $20.5 million; and (b) an increase in inventories in the amount of $8.8 million.

        Investing activities. In 2004, cash used in investing activities was approximately $6.5 million, and comprised of (i) investments in restricted cash held by trustees in the amount of $23.5 million, net of $22.5 million cash that has been released from the trust account; (ii) purchase of property and equipment and other assets in the amount of $6.2 million, (iii) net investment in short-term and long-term restricted cash in the amount of $1.3 million and (iv) purchase of minority shares of rStar in the amount of $1.1 million; net of (a) cash provided from the consolidation of StarBand in the amount of $2.6 million and (b) cash provided from the sale of subsidiaries in the amount of $0.6 million.

        Financing activities. In 2004, cash used in financing activities was approximately $0.1 million, and comprised manly from principal payments on loans in the amount of $2.0 million, net of (i) proceeds from short term bank credit in the amount of $2.4 million; and (ii) proceeds from the exercise of options in the amount of $0.4 million.

        The $29.6 million of restricted cash held in a trustees’ account relates to funds collected from our largest project in Colombia. The release of these funds is dependent both on a schedule of payments and on operational milestones, many of which relate to the installation of project sites. In 2004, we released from the trustee account approximately $22.5 million (irrespective of the $29.6 currently held in the trust). Based on the milestones and scheduling of payment set forth in the project, we expect that to collect from restricted cash approximately $10.6 million in 2005. However, if we do not meet certain milestones, or if the bids are terminated unilaterally by the government of Colombia, we may be unable to receive this restricted cash.

        Our inventory levels have decreased significantly in the past three years due to our efforts to decrease these levels and adjust to our current levels of revenues. In 2005, we expect to continue to utilize our existing inventory but given our reduced levels of inventory, will need to make additional purchases for our products.

        We repaid $1.0 million in principal to Bank Leumi in 2004. The loan is scheduled to be repaid by principal payments of $4 million annually during each of the years 2005 through 2011.

        The deed of pledge securing our obligations to Bank Leumi and an additional Israeli bank sets forth events which entitle the banks to declare their respective outstanding amounts due and payable. Our obligations include a loan from Bank Leumi for $28 million and a credit facility for guarantees of an aggregate of $12.6 million from the banks, expected to expand to $22.5 millions upon completion of agreement between the Israeli banks.

        In April 2004, we revised the terms of our loan from Bank Hapoalim, to whom we owe a principal debt amount of $71.4 million. The new loan terms reduced the principal installments due on July 1, 2005 and January 1, 2006 from $4.5 million to $1 million and $1.5 million respectively, with the remainder due for payment in 2012. Other principal payments for $4.5 million due semi-annually thereafter remain unchanged and the last installment of $15.3 million is due on July 2, 2012. In addition, under the revised loan terms, the interest on the loan was reduced from a six-month LIBOR rate plus 2.5% to be paid semi-annually with principal installments to the following new terms: (i) for each interest period commencing from April 1, 2004 until March 31, 2008 interest due shall be six month LIBOR plus 2% per annum, and (ii) for each interest period commencing from April 1, 2008 until the final maturity date interest due shall be six month LIBOR plus 1.5% per annum.

        In consideration for the bank’s agreement to amend the interest rates, defer principal payments and modify certain covenants, the bank is entitled to provide us with written instructions to issue a warrant or warrants for the purchase of our ordinary shares, or the Warrant. The Warrant shall be issued to the bank or to third parties as designated by the bank, each a Holder. The maximum exercise amount that may be paid under the Warrant shall be equal to the then outstanding balance on the loan due by us to the bank. The Warrant can be issued at any time at the request of Bank Hapoalim between July 1, 2004 and June 30, 2007.

        The exercise price of the ordinary shares underlying the Warrant shall be equal to the average closing sale price of our shares, as published by the NASDAQ Stock Market over the thirty (30) consecutive trading days immediately preceding the day of the notice of exercise by the Warrant holder plus 1%, however, in no event shall the per share price be less than $7.50 or in excess of $21.00 if exercised between July 1, 2004 and June 30, 2005, $30.00 if exercised between July 1, 2005 and June 30, 2006 and $40.00 if exercised between July 1, 2006 and June 30, 2007. In addition, in the event that in the three-year period in which the bank can request the issuance of the Warrant, we complete a private placement investment by a third party in Gilat for an amount which exceeds $20 million, Gilat shall enable the Holder to exercise such warrant based on the same price offered in the private placement. Once issued to a Holder, the Warrant is exercisable for a thirty-day period only.

        The proceeds paid to Gilat from the exercise of a warrant shall be applied to reduce all future installments of the principal due to Bank Hapoalim, on a pro-rata basis.

        As of December 31, 2004, our short and long term obligations were as follows:

Contractual Obligations	Payments due by period (in thousands)
	Total	2005	2006-2007	2008-2009	2010 and after

Long-term debt	$117,051	$8,869	$29,681	$26,992	$51,509

Convertible subordinated notes	16,171	-	-	-	16,171
Accrued interest related to restructured debt (including $3,614 as short term accrued expenses)	20,407	3,614	6,858	4,913	5,022
Capital lease obligations	2,212	2,102	110	-	-

Operating lease	164,330	25,897	44,833	28,807	64,793

Other long-term debt	7,770	2,427	2,669	1,175	1,499

Total contractual cash obligations	$327,941	$42,909	$84,151	$61,887	$138,994

Off Balance Sheet Arrangements

        At December 31 2004, we have guaranteed the performance of our work to some of our customers (primarily government entities). Guarantees are often required for our performance during the installation and operational periods of long-term rural telephony projects such as in Latin America, and for the performance of other projects (government and corporate) throughout the rest of the world. The guarantees typically expire when certain operational milestones are met.

        Our maximum potential amount of future payments that we could be required to make under its guarantees at December 31, 2004 is approximately $112.3 million. This amount includes the following guarantees:

—	The aggregate amount of bank guarantees provided in order to secure our performance obligations is approximately $16.5 million, comprised mainly of performance guarantees provided on behalf of our subsidiary in Peru in an amount of approximately $11.5 million. We have restricted cash as collateral for these guarantees in an amount of approximately $9.5 million.

—	The aggregate amount of corporate guarantees provided in order to secure performance obligations is $69.0 million, comprised mainly of guarantees for three projects in Colombia for an aggregate of $67.0 million.

—	In addition, we have provided corporate and bank guarantees for certain leases throughout the world, lines of credit and capital lease agreements for an aggregate amount of approximately $26.8 million. We have restricted cash as collateral for these guarantees in an amount of approximately $7.8 million.

        We have not recorded any liability for the above amounts, as we expect that our performance will be acceptable. To date, no guarantees have ever been exercised against us.

Impact of Inflation and Currency Fluctuations

        While most of our sales and service contracts are in U.S. dollars and most of our expenses are in U.S. dollars and NIS, portions of our projects in Latin America are linked to their respective local currencies. The foreign exchange risks are often significant due to fluctuations in local currencies relative to the U.S. dollar.

        The U.S. dollar cost of our operations in Israel is influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a devaluation of the NIS in relation to the U.S. dollar. The influence on the U.S. dollar cost of our operations in Israel relates primarily to the cost of salaries in Israel, which are paid in NIS and constitute a substantial portion of our expenses in NIS. In 2004, there was inflation in Israel of 1.2% while the NIS appreciated in relation to the U.S. dollar at a rate of 1.6%, from NIS 4.4 per $1 on December 31, 2003 to NIS 4.3 per $1 on December 31, 2004. In 2003 deflation in Israel was 1.9% while the NIS appreciated in relation to the U.S. dollar at a rate of 7.6%. In 2002, the rate of inflation in Israel was 6.5% while the NIS depreciated in relation to the U.S. dollar at a rate of 7.3%. If future inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of such devaluation lags behind increases in inflation in Israel, our results of operations may be materially adversely affected.

        Regarding the changes in the value of other foreign currencies in relation to the U.S. dollar, our monetary balances that are not linked to the U.S. dollar, adversely impacted our financial expenses during the twelve-month periods ended December 31, 2004 and 2003. This is due to heavy fluctuations in currencies in certain regions of Latin America in which we do business. There can be no assurance that in the future our results of operations may not be materially adversely affected by other currency fluctuations. See Item 11: “Quantitative and Qualitative Disclosures About Market Risk.”

        We do not engage in hedging transactions to manage our exposure to interest rate and currency fluctuations.

Effective Corporate Tax Rate

        Israeli companies are generally subject to income tax at the rate of 35% of taxable income. However, most of our production facilities in Israel have been granted Approved Enterprise status under Israeli law for Encouragement of Capital Investments, 1959, and consequently are eligible for certain tax benefits for the first several years in which they generate taxable income. We currently have nine Approved Enterprises, and have applied for approval for a tenth enterprise. Income derived from the nine Approved Enterprises is entitled to tax benefits for periods of seven years (in the case of two of the enterprises) or ten years (for the remaining seven enterprises), from the first year in which we generate income from the respective Approved Enterprise, on the basis of the nature of the incentives selected by us. Investments related to the tenth enterprise are expected to be considered as a replacement of previously approved equipment. The main tax benefits are a tax exemption for two or four years and a reduced tax rate of 15% to 25% for the remainder of the benefits period depending upon the level of foreign ownership of us.

        In 2002, we had a loss mainly due to the decrease in revenues and write-offs of our assets. In 2003, we had a loss for tax purposes mainly due to recognition of StarBand bad debts and a ruling we obtained from the Israeli tax authorities regarding the gain from restructuring of debts. We anticipate that we will not have to pay taxes relating to 2005 tax year for most of our entities due to current and/or carry forward tax losses. Cash outlays for income taxes in the future might be different from tax expenses mainly due to cash tax payments for previous years that might be triggered by tax audits in the various tax jurisdictions, deferred tax expenses and payments usually made in arrear for annual taxes in profitable years.

        On January 1, 2003, a comprehensive tax reform took effect in Israel. Pursuant to the tax reform, resident companies are subject to Israeli tax income accrued or derived in Israel or abroad. In addition, the concept of a “controlled foreign corporation” was introduced, according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary’s primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). The tax reform also substantially changed the system of taxation of capital gains. Following the reform, the capital gains tax rate applicable to us was decreased from 36% to 25%, while the allocation of the gain between the two periods is proportional to the holding periods until December 31, 2002, and after December 31, 2002. In 2004, the tax reform did not have any material effect on our liquidity, financial condition and results of operations.

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

        We devoted significant research and development resources in 2003 and 2004 to the development of our new line of products – the SkyEdge family of products. We develop our own network software and software for our VSATs. We generally license our software to customers as part of the sale of our network products and services. We also license certain third party software for use in our products.

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

Third-Party Funding

        In 2001, we entered into an agreement with the Chief Scientist for the early payment of all royalties arising from future sales with respect to previous Scientist grants we received. The Company recorded a one-time operating charge of $3.4 million. This amount, of which we still owe approximately $2.2 million, is payable in semi-annual installments over a four-year period and bears an interest rate equal to the Accountant General’s Index and limited to the change in the CPI. This agreement enables us to participate in a program under which we are eligible to receive future research and development grants for generic research and development projects without any royalty repayment obligations.

        In June 2003, we entered into two development agreements with SES Global which entitle us to an aggregate of up to $6 million for the development of certain ODU (outdoor unit) technology. Thus far, we have received approximately $4.4 million under these agreements. In addition, we are required to pay SES a royalty of 10% calculated on the purchase price for each Ka-band transmitter contained within each VSAT sold and 10% of the purchase price for each Ka-band antenna and feed contained within each VSAT sold by Gilat up to a total recoupment by SES of its investment and thereafter, the royalties decrease to 5% per unit. Royalties will be payable for some of the sales of product units which include components developed under the agreements. As of December 31, 2004 we have not finalized the development and, as such, no royalties have been paid or accrued.

        The following table sets forth, for the years indicated, our gross research and development expenditures, the portion of such expenditures which was funded by royalty-bearing and non-royalty bearing grants and the net cost of our research and development activities:

	Years Ended December 31,
	2002	2003		2004
	(In thousands)

Gross research and development costs	$29,012	$22,063		$19,134
Less:
Royalty-bearing grants	-	(1,450	)*	(2,917	)*
Non-royalty-bearing grants	(3,946)	(3,664)		(2,338)

Research and development costs-- net	$25,066	$16,949		$13,879

        * Consists of funding from SES Global.

Trend Information

        In the past year and at present, the satellite communications market has experienced increasing competition both from within its sector and from competing satellite communication technologies. Specifically, the expansion of cellular coverage in rural areas worldwide, increased terrestrial infrastructures as well as the advancement of wireless technologies, increases the options for our potential and existing customers. In addition, the number of satellite communications providers in the market has increased and prices of technologies continue to decline. Further, many of the VSAT manufacturers have adopted certain standards for products, such as that known as DVB-RCS. As these standards become more accepted in the industry, it is likely that non-conforming products will be less attractive in the market. Another development in our industry is the increasing demand for complete solutions which encompass far more than a single platform of a communications solution.

        In 2005, our inventory levels will be lower than in past years. We also see an increasing demand by our customers for long-term financing alternatives. Both of these factors are likely to place pressure on our needs for additional working capital, whether through third party financing, creditors or otherwise. In addition, we estimate that the political environment in Israel could prevent certain countries from doing business with Gilat and this, in addition to the increased competition and reduced prices in the telecommunications industry overall, may have adverse effects on our business. Given all of the above, we cannot guarantee or predict what our sales will be, what trends will develop and if any changes in our business and marketing strategy will be implemented.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS:

        In November 2004, the FASB issued Statement of Financial Accounting Standard No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4.” (“SAFS 151”). SFAS 151 amends Accounting Research Bulletin (“ARB”) No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS 151 requires that allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. SAFS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We do not expect that the adoption of SFAS 151 will have a material effect on its financial position or results of operations.

        In December 2004, the FASB issued Statement of Financial Accounting Standard No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29 (“SFAS 153”). The guidance in APB Opinion No. 29, Accounting for Nonmonetary Transactions (“APB 29”), is based on the principle that exchanges of nonmonetary assets should be measure based on fair value of the assets exchanged. APB 29 included certain exceptions to that principle. SFAS 153 amends APB 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005. We do not expect that the adoption of SFAS 153 will have a material effect on our financial position or results of operations.

        On December 16, 2004, the FASB issued FASB Statement No. 123 (Revised), Share Based Payment, which is revision of FASB Statement No. 123, Accounting for Stock Based Compensation. SFAS 123R supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flow. Generally, the approach in SFAS 123R is similar to the approach described in Statement 123. However, SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair value. Pro forma disclosure is no longer an alternative.

        SFAS 123R must be adopted no longer than July 1, 2005. Early adoption is permitted in periods in which financial statement have not yet been issued. We expect to adopt SFAS 123R on July 1, 2005.

        SFAS 123R permits companies to adopt its requirement using one of the two methods:

1.	A “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123R for all share-based payments granted after the effective date and (b) based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123R that remain unvested in the effective date.

2.	A “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based in the amounts previously recognized under SFAS 123 for purposes of pro forma disclosures either: (a) all prior periods presented or (b) prior interim period of the year of adoption.

        We plan to adopt SFAS 123R using the modified prospective method. As permitted by SFAS 123, we currently account for share based payments to employees using APB 25‘s intrinsic value method and, as such, generally recognize no compensation cost for employees stock options. Accordingly, the adoption of SFAS 123R fair value method will have a significant impact in our result of operations, although it will have no impact on our overall financial position. The impact of adoption of SFAS 123R cannot be predicted at this time because it will depend on levels of share based payments granted in the future. However, had we adopted SFAS 123R in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net income and earnings per share.

ITEM 6:	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors

Name	Age	Position

Shlomo Rodav	56	Chairman of the Board of Directors
		and Chief Executive Officer
Robert Bednarek	59	Director
Haim Benjamini(1) (2)	66	External Director
Pinchas Buchris (2)	49	Director
Gideon Chitayat(2)	66	Director
Linda E. Harnevo(3)	50	External Director
Abraham Neyman(1)	55	Director

(1)	Member of our Compensation and Stock Option Committee.

(2)	Member of the Audit Committee.

(3)	Ms. Harnevo serves as chairman of our Audit Committee, Compensation Committee and Stock Option Committee.

        Shlomo Rodav has served as chairman of our board of directors since April 2003. He has also served as our chief executive officer since July 1, 2004. He provides services to our company as a consultant and as chairman of the board of directors through a consulting agreement between Gilat and Israel Literage & Supply Company Ltd. Mr. Rodav is the indirect owner, director, chairman and/or chief executive officer of numerous companies engaged in the investment, environment, infrastructure, food, hi-tech and other fields. Mr. Rodav has served as a director since 1996 of Israel Coldstorage & Supply Co. Ltd., a public company, and in an array of private companies including Torrel Investments Ltd. and Torrel-Crown (Israel) Ltd., Metzad Ateret Ltd., Waste Management (W.M.) Israel Ltd., Nymphaea A.A. Ltd., Tapoogan Industries Ltd., Jaf-Ora Ltd., Jafora-Tabori Ltd. and others. Mr. Rodav served in the past as a director of numerous other companies, including, among others, Extent and Cellonet for which a receiver was appointed in May 2000 and January 2001, respectively. Mr. Rodav holds an M.B.A. from Columbia University and a B.A. from Tel Aviv University.

        Robert Bednarek was appointed as a director in June 2003 and had served on Gilat’s board in the past. Mr. Bednarek is the Executive Vice President Corporate Development and a member of the Executive Committee of SES-GLOBAL. Previously he was the Executive Vice-President and Chief Technology Officer of PanAmSat Corporation. Mr. Bednarek holds a B.Sc. degree in engineering from the University of Florida.

        Haim Benjamini was appointed as a director in February 2005. He served as the Corporate Vice President of Human Resources of Teva Pharmaceutical Industries Ltd. since 1988 and until December 31, 2004. Mr. Benjamini currently serves as an advisor to Teva’s CEO, board and management. From 1982 to 1988, Mr. Benjamini served as the Corporate Vice President of Human Resources at Scitex Corporation. Mr. Benjamini served as a guest lecturer at Tel Aviv University from 1997 to 2003 as part of the Masters of Arts program in Labor Studies. Mr. Benjamini holds a M.A. (Organizational Behavior) from the University of Chicago and a B.A (Social Sciences, Sociology and Political Science) from the Hebrew University. Mr. Benjamini is a Brigadier General (Ret) in the Israel Defense Force and served in various command staff and training roles from 1957 until 1982.

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

        Gideon Chitayat was appointed to our board of directors in April 2003. He served as the President and Chief Executive Officer of General Management and Business Strategy Consultant (GMBS) Ltd. from 1985 until 2004. At present he is the chairman of GMBS. Mr. Chitayat serves and served in the past as a consultant to chief executive officers and to chairmen of boards of directors of several leading Israeli companies and entities in diversified fields in Israel. His main area of consultancy is competitive strategy. Among those companies and entities are Teva Pharmaceutical Industries Ltd., Amdocs Israel, Bank Mizrahi Ltd., Pele-Phone Cellular Communication Ltd., Ackerstein Ltd., Israel Railways, El-Op Electro Optics Industries Ltd., Israel Electric Corporation Ltd., Bank Leumi Le-Israel B.M., Osem Food Corporation Ltd. and Israel Chemicals Ltd.

        Mr. Chitayat currently serves on the board of directors of Bank Hapoalim B.M., a public company. Mr. Chitayat served in the past on the boards of directors of many leading public and private companies and entities, including Cellcom Israel Ltd., Africa-Israel Investment Company and its subsidiaries, Oil Refineries Ltd., Mishkan Mortgages Bank, Israel Aircraft Industries, Ihud Insurance Ltd., Tadiran Consumer and Electric Products Ltd., Migdal Insurance Company, Bezeq – Israel Telephone Corporation and others.

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

        Mr. Chitayat currently serves on the board of directors of Bank Hapoalim B.M.. Bank Hapoalim B.M. is a principal shareholder and a creditor of Gilat. Pursuant to our Articles of Association, Bank Hapoalim B.M. has the right to appoint a director to our board of directors. Mr. Chitayat was nominated at the request of Bank Hapoalim B.M.

        Linda E. Harnevo was appointed to our board of directors in April 2003. She is the founder and General Manager of the technology solutions company RedZebra Ltd. and has served on its board of directors since 2001. Ms. Harnevo has also recently founded Global Medical Networks, which is engaged in the field of mobile medical information, and serves on its board of directors. From 1998 until 2000, Ms. Harnevo worked as a manager and director of Team Works Technology, an Israeli hi-tech company. Ms. Harnevo has recently been appointed as a director of Lipman Electronics Engineering Ltd., a public company in the field of electronics. Ms. Harnevo holds a Ph.D. and an M.Sc. from the Weizmann Institute and a B.Sc. from Bar-Ilan University.

        Abraham Neyman was appointed a director of Gilat in May 2004. Professor Neyman has taught as a Professor of Mathematics at the Hebrew University of Jerusalem since 1982. Over the past three decades, he has also taught at the University of California, Berkeley, Standford University, Harvard University, Ohio State University and SUNY at Stony Brook. In 1999, Professor Neyman founded Bidorbuy.com, an online auction website and served as its chief executive officer and chairman of the board of directors until 2001. Professor Neyman was awarded the Aaron Katzir prize. Professor Neyman holds a Ph. D. in Mathematics from the Hebrew University of Jerusalem.

Senior Management

        The executive officers and key executives of our Company and our subsidiaries as of March 15, 2005, are as follows:

Name	Age	Position

Shlomo Rodav(1)	56	Chief Executive Officer and Chairman of the
		Board of Directors
Avihu Bergman	48	Executive Vice President, Sales
Rocio del Campo	42	President, Spacenet Rural Communications
Yossi Gal	44	Vice President, Research and Development
Bill Gerety	46	President, Spacenet Inc.
Arik Keshet	45	Vice President, Chief Technology Officer
Tal Meirzon	38	Vice President, Marketing and Business
		Development
Tal Payne	33	Vice President, Finance
Yaron Suher	39	Vice President Financial Planning, Treasury
		and Administration

    (1)        Please see biography under “Directors” above.

        Avihu Bergman joined Gilat in 2003 as Executive Vice President of Sales with more than 20 years of sales and marketing management experience in the hi-tech field. Prior to joining our company, he most recently served as Vice President at Ascend Technology Ventures. Prior to this position, Mr. Bergman held senior executive positions at ECI Telecom, Teledata, ArelNet and VocalTec. Mr. Bergman holds a M.B.A. and B.Sc. in Electrical Engineering from Tel Aviv University.

        Rocio del Carmen del Campo joined Gilat to Home Peru S.A in 2000 as its General Manager. In June 2003, Ms. Del Campo was appointed General Manager of Gilat Colombia as well. Since January 2005, Ms. del Campo is the president of our rural operations business, Spacenet Rural Communications.. Before coming to Gilat, Ms. del Campo served as General Manager of Acer Peru, S.A. Ms. Del Campo holds a B.Sc. degree in Industrial Engineering from the University of Lima.

        Yossi Gal re-joined Gilat in December of 2003 and now serves as our Vice President for Research and Development. Prior to this position, Mr. Gal served as Vice President of Engineering and Operations for StarBand Communications Inc, an affiliate of Gilat. As of December 2004, he also serves as a director in StarBand. Before moving to the United States in 1999, Mr. Gal worked at Gilat as the Director of Software Development for communications. Mr. Gal began his career in telecommunications with the Adacom Group in Israel where he managed data communications development projects. Mr. Gal holds a B.Sc. degree in Computer Engineering from the Technion – Israel Institute of Technology.

        Bill Gerety joined Spacenet Inc. as its President in July 2003. Prior to joining to Spacenet Inc., Mr. Gerety served as acting Chief Executive Officer and Chief Operating Officer of Astrolink International, a broadband satellite venture headed by Liberty Media, Lockheed Martin, TRW and Telespazio. His experience also includes holding the COO position at telecom service provider World Access/Facilicom International and leading international network sales efforts for GTE and Sprint Communications. In addition to his telecommunications industry experience, Mr. Gerety has had a distinguished career as a senior officer in the U.S. Army, and continues to serve as a colonel in the U.S. Army Reserve. Mr. Gerety holds a B.S. in Engineering from the U.S. Military Academy at West Point, an M.S. in Strategic Studies from the U.S. Army War College, an M.S. in Contracts and Acquisition Management and an M.B.A. from the Florida Institute of Technology. As of September 2004, Mr. Gerety serves as a director of StarBand Communications Inc. and Satlynx S.A.

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

        Yaron Suher was appointed VP Financial Planning, Treasury and Administration in January 2004. Prior to that, he served as Gilat’s Director, Financial Planning and Analysis. Prior to joining Gilat in 1999, Mr. Suher worked as a senior economist for Teva Pharmaceuticals and as an analyst for Poalim Trust Funds. Mr. Suher holds an M.B.A. in Finance and a B.A. in Economics, both from Bar-Ilan University.

Compensation of Directors and Officers

        The following table sets forth the aggregate compensation paid to or accrued on behalf of all of our directors and officers as a group for the year ended December 31, 2004:

	Salaries, Fees, Directors' Fees, Commissions and Bonuses	Pension, Retirement and Similar Benefits

All directors and officers as a group (21 persons*)	$3,793,738	$552,202

        * Includes settlement agreements to our former chief executive officer. Also includes bonuses and stock option compensation accrued in 2004.

Management Employment Agreements

        In 2003, we entered into a consulting agreement with Israel Literage & Supply Co. Ltd., a company under the ownership and control of Shlomo Rodav, the Chairman of our board of directors. The agreement specifies management services to be provided to us through Mr. Rodav. Pursuant to the agreement, Mr. Rodav’s company receives: (i) $25,000 per month; (ii) an annual bonus of 2.5% of the net after tax profits for each fiscal year beginning in 2003; and (iii) participation in our employee stock option and bonus plans. In addition, Mr. Rodav was granted 150,000 options exercisable at $5.00 per share over a three-year vesting period. He is also entitled to a bonus upon the sale or merger of our company, based upon the price of such transaction. In February 2004, our shareholders approved an additional payment to be made to Israel Literage & Supply Co. Ltd. for services rendered to us by Mr. Shlomo Rodav in his capacity as our chief executive officer from July 1, 2004 through December 31, 2004. The compensation approved was an additional monthly payment of $25,000 plus V.A.T. for the six-month period beginning July 1, 2004 and a $300,000 bonus for 2004 plus V.A.T.

Board Compensation

        By resolutions adopted by our shareholders, the directors of Gilat who are not employees are entitled to receive annual compensation of $20,000 for each year of service on the board of directors and an additional $300 for each board or committee meeting attended for up to four hours, and an additional $300 for each board or committee meeting which extends beyond four hours. In addition, board members are compensated for telephone participation in board and committee meetings in an amount of 50% of what is received for physical attendance, provided that the board member is a member of such committee. Each current and future non-employee director receives options to purchase 6,066 of our ordinary shares, which options vest over a two-year period, for so long as such optionee remains a director of Gilat. In addition, 10,000 options are to be granted to each of the non-employee directors serving on the board during 2005 with the same vesting terms set forth above.

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

        Our external directors are Ms. Linda Harnevo and Mr. Haim Benjamini. Ms. Harnevo was elected at the Annual General Meeting held on April 15, 2003, and Mr. Benjamini was elected at the Special General Meeting held on February 10, 2005.

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

        Pursuant to the current listing requirements of the Nasdaq National Market, we are required to establish an audit committee whose members are independent of management. Pursuant to the Sarbanes-Oxley Act of 2002, the Securities and Exchange Commission, or the SEC, has issued new rules which would, among other things, require Nasdaq to impose independence requirements on each member of the audit committee. Nasdaq has proposed rules that would comply with the SEC’s requirements and which are expected to be applicable to us as of July 31, 2005.

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

        Presently, our audit committee consists of Mr. Buchris, Ms. Harnevo, Mr. Benjamini and Mr. Chitayat. We believe that these appointments comply with the requirements of the Companies Law and with the SEC and Nasdaq rules, and that Mr. Chitayat qualifies to serve as the audit committee’s financial expert, as required by the SEC and Nasdaq.

Independent Directors

        Pursuant to the current listing requirements of the Nasdaq National Market, we are required to have at least two independent directors on our board of directors. Under Nasdaq rules, the majority of the members of the board directors need to be independent as of July 31, 2005. Effective March 3, 2005, Nasdaq revised the rules so that a foreign private issuer (such as our company) may follow home country practice in lieu of complying with this rule.

        Based on representations from our current directors, we believe that all of our directors except Mr. Rodav and Mr. Bednarek comply with the independence standards set forth above.

Employees

        As of December 31, 2004, we had approximately 980 full-time, including 159 employees in engineering, research and development, 363 employees in manufacturing, operations and technical support, 116 employees in marketing and sales, 109 employees in administration and finance and 95 in other departments. This figure also includes 130 employees from StarBand. Of these employees, 366 employees were based in our facilities in Israel, 183 were employed in the United States, 230 were employed in Latin America and 63 in Asia, the Far East and other parts of the world. We also utilize temporary employees, as necessary, to supplement our manufacturing and other capabilities. We believe that our relations with our employees are satisfactory.

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

        Israeli law generally requires severance pay upon the retirement or death of an employee or termination of employment without due cause. Our ongoing severance obligations are partially funded by making quarterly payments to approved severance funds or insurance policies, with the remainder accrued as a long-term liability in our consolidated financial statements. In addition, Israeli employees and employers are required to pay specified sums to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Since January 1, 1995, such amounts also include payments for national health insurance. The payments to the National Insurance Institute are approximately 16.31% of wages (up to a specified amount), of which the employee contributes approximately 64% and the employer contributes approximately 36%. The majority of our permanent employees are covered by life and pension insurance policies providing customary benefits to employees, including retirement and severance benefits. For Israeli employees, we contribute 13.33% to 15.83% (depending on the employee) of base wages to such plans and the permanent employees contribute 5% of base wages.

        We have a number of savings plans in the United States that qualify under Section 401(k) of the Internal Revenue Code. Our U.S employees may contribute up to 15% or 100% of their pretax salary, but not more than statutory limits. We contribute either a) one dollar for each dollar a participant contributes in this plan, in an amount of up to 3% of a participant’s earnings and in addition, we contribute fifty cents for each dollar a participant contributes in this plan, for an additional 3% of a participant’s earnings or b) 25% of the first 6% a participant contributes in this plan. Matching contributions in 2002, 2003 and 2004 for all the plans were $ 0.9 million, $ 0.5 million and $ 0.7 million, respectively. Matching contributions are invested in proportion to each participant’s voluntary contributions in the investment options provided under the plan.

        In January 2005, we provided certain Israeli employees with interest-free three-year loans in amounts equal to thirty or one-hundred percent (30-100%) of the amount of the severance compensation owing to them upon separation by us if their service is terminated without cause. The loans were provided as a benefit to certain employees and are secured by a contractual pledge over each respective employee’s severance payment. Loans were granted to approximately 250 employees, none of whom are executive officers. The aggregate amount of loans granted to was approximately $4 million and the highest amount loaned to any single employee is approximately $120,000.

Share Ownership

        See table under Item 7: “Major Shareholders and Related Party Transactions” below.

Stock Option Plans

        In January 1993, we adopted the Stock Option Plan (Incentive and Restricted Stock Options), or the 1993 ISO/RSO Plan and Section 102 Option/Restricted Stock Purchase Plan, or the 1993 Section 102 Plan (collectively, the 1993 Plans). The 1993 Plans provided for the granting of options and/or rights to purchase (in the case of the 1993 Section 102 Plan) up to an aggregate of 15,925 ordinary shares to our officers, directors, key employees or consultants. These plans expired in January 2003.

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

        As of December 31, 2004, we had granted options to purchase a total of 13,391 ordinary shares under the 1993 Plans and 172,222 ordinary shares under the 1995 Plans. The exercise prices for such options vary from $7.8 to $3,197.5 and all such options expire at various times from November 2003 to February 2013. As of December 31, 2004, a total of 69,643 options have been exercised under the 1993 Plans and the 1995 Plans.

        In April 2001, Gilat initiated a voluntary stock option exchange program for its employees, or the “Option Exchange Program”. Under the program, employees of Gilat and its subsidiaries who were granted options under Gilat’s stock option plans were given the opportunity to cancel outstanding stock options previously granted to them in exchange for an equal number of new options to be granted at a future date pursuant to the terms of Gilat’s Plans. The exercise price of these new options is $77.2, the fair market value of Gilat’s ordinary shares as reported by Nasdaq on the date the options were granted. In November 2001, we granted the new options under the Option Exchange Program. Options for a total of 322,183 ordinary shares were tendered for cancellation and were cancelled as of May 24, 2001.

        In September 2003, we adopted the 2003 Stock Option Plan (Incentive and Restricted Stock Options), or the 2003 ISO/RSO Plan and the Section 102 Stock Option Plan 2003, or the 2003 Section 102 Plan and collectively, the “2003 Plans”. In February 2005, our shareholders increased the pool for the 2003 Plans by 1,135,000 shares such that the 2003 Plans provide for the granting of options of up to an aggregate of 2,635,000 ordinary shares to our officers, directors, employees or service providers or any of the employees of service providers of our subsidiaries. As of March 15, 2005, options to purchase a total of 2,240,009 ordinary shares under the 2003 Plans were outstanding.

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

        The 2003 Plans are administered by a Stock Option Committee appointed by our board of directors. The Stock Option Committee, comprised of Mr. Neyman, Mr. Benjamini and Ms. Harnevo, has broad discretion, subject to certain limitations, to determine the persons entitled to receive options, the terms and conditions on which options or rights to purchase are granted and the number of shares subject thereto. The Stock Option Committee also has discretion to determine the nature of the consideration to be paid upon the exercise of an option and/or right to purchase granted under the 2003 Plans. Such consideration generally may consist of cash or, at the discretion of the Board, cash and a recourse promissory note. All grants of options pursuant to the 2003 Section 102 Plan are subject to the approval of the board of directors.

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

        In addition, as part of a consulting agreement entered into between us and Israel Literage & Supply Co. Ltd., Mr. Shlomo Rodav, our Chairman of the board of directors, was granted options to purchase 150,000 shares. The options vest over a three-year period beginning March 2, 2003, and the shares can be purchased at $5.00 per share. The options expire three years following vesting. We also granted options to Mr. Most, our former CEO and President, for the purchase of up to 225,000 ordinary shares at a purchase price of $5.00 per share exercisable over a three-year period. All such options vested upon his separation from our company in July 2004. The options shall all expire by July 14, 2007.

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

	Number of Ordinary Shares Beneficially Owned	Percent of Ordinary Shares Outstanding

Bank Hapoalim B.M (1)(2)	3,302,428	14.80%
Eliezer Fishman (1)(3)	2,112,523	9.46%

All officers and directors as a group (21 persons)(4)	590,511	2.65%

(1)	Based on a Schedule 13D filing made with the United States Securities and Exchange Commission and representations of such shareholders.

(2)	We have an outstanding loan to Bank Hapoalim B.M. in the approximate principal amount of $71.4 million.

(3)	Mr. Fishman, directly and through members of the Fishman family, beneficially owns Gilat ordinary shares through the following entities (which hold Gilat ordinary shares directly or indirectly through other companies): Fishman Family Properties Management (1988) Ltd., Fishman Chains Ltd., Fishman Mifalei Kerur Ltd., E.T. Fishman Properties (1998) Ltd., Hashkaot Kedaiot Ltd., and Fish Et Ltd., all of whom are incorporated in Israel. Mr. Fishman, directly and through members of the Fishman family, is the sole shareholder of all of such entities except Fishman Chains Ltd. ( 97.5%) and Fishman Mifalei Kerur Ltd. (98%).

(4)	Includes seven officers and directors in 2004 who are no longer serving in such capacity, only two of whom still hold options.

Related Party Transactions

Amendment to Loan Agreement with Bank Hapoalim

        In April 2004, we revised the terms of our loan from Bank Hapoalim, to whom we owe a principal debt amount of $71.4 million. Please see “Item 5: Liquidity and Capital Resources – Financing Activities”.

        The proceeds paid to Gilat from the exercise of a warrant shall be applied to reduce all future installments of the principal due to the bank, on a pro-rata basis.

Agreement with SES Americom

        In March 2003, SES Americom agreed to terminate its transponder agreements with Spacenet Inc. that relate to StarBand (which is partially held by Spacenet Inc.) and to enter into a new transponder capacity agreement directly with StarBand. SES Americom also agreed to allow Spacenet Inc. to defer an outstanding debt of $3.5 million to 2003, and to defer payment of certain transponder capacity charges due in 2003 and 2004 with payment of those deferred charges to commence in 2005. The agreement reduced the aggregate amount payable to SES Americom in 2003 from $26.9 million to $16.5 million (including the $3.5 million which was deferred from 2002 to 2003 and paid by Spacenet Inc. in full in 2003).

        In addition, we have entered into two development agreements with SES Global S.A. Please see “Item 5: Third Party Funding”. Mr. Bednarek who serves on our Board of Directors is an executive officer of SES Global S.A., an affiliate of SES Americom.

Consulting Agreement with Israel Literage & Supply Co. Ltd.

        In 2003, we entered into a consulting agreement with Israel Literage & Supply Co. Ltd., a company under the ownership and control of Shlomo Rodav, the Chairman of our board of directors. For more information, please see “Item 6: Directors, Senior Management and Employees – Management Employment Agreements.”

StarBand Agreements

        In 2003, we entered into a master supply services agreement, a note agreement and a financing agreement with StarBand. For more information, please see “Item 4: – Strategic Alliances, Joint Ventures and Acquisitions” and “Item 8 – Significant Changes”.

Satlynx Agreement

        We are party to an investment agreement pursuant to which we are a shareholder in Satlynx S.A. For additional information, please see “Item 4: Strategic Alliances, Joint Ventures and Acquisitions.”

ITEM 8:	FINANCIAL INFORMATION

Consolidated Statements

        See “Item 18: Financial Statements.”

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

        In the first half of 2002, a number of securities class action lawsuits were filed against us and certain of our officers and directors in the United States District Court for the Eastern District of New York and in the United States District Court for the Eastern District of Virginia, and a request to file a class action lawsuit was filed in the Tel-Aviv, Israel District Court. The class action suits allege violations of the federal securities laws and claim that we issued material misrepresentations to the market. The class action suits in the U.S. have been consolidated into a single action in the United States District Court for the Eastern District of New York and an amended complaint has been filed. During September, 2004 the plaintiffs filed a motion to further amend the claim. Gilat has filed a motion to dismiss the amended complaint, which is pending hearing by the court. The Israeli court granted a motion to stay the proceedings of the Israeli action pending the outcome of the U.S. class action proceeding. We believe the allegations against us and our officers and directors in the class action suits are without merit and are contesting them vigorously.

        In September 2003, Nova Mobilcom S.A., or Mobilcom filed a lawsuit against Gilat do Brasil for specific performance of a Memorandum of Understanding which provided for the sale of Gilat do Brasil, and specifically the GESAC project, to Mobilcom for an unspecified amount. Gilat is vigorously defending itself against the claims presented therein.

        The Brazilian tax authority has filed a claim against a subsidiary of Spacenet Inc. in Brazil, for alleged taxes due of approximately $4 million. In January 2004, SPC received notice of a lower administrative ruling against it in this regard, and the subsidiary filed an appeal of such ruling. The Brazilian authorities are also checking into possible criminal allegations with respect to this matter. The subsidiary denies such claim and is vigorously defending against it.

        In December 2003 and October 2004, we received tax assessment for the tax years 1998 and 1999-2001, respectively for approximately $45 million plus $7 million in penalties mainly based on various claim of the Israeli Tax Authorities.  In January 2005, we received a final tax assessment for the tax year 1998 for approximately $0.5 million including penalties, reduced from the $10.5 million in the initial assessment. We intend to vigorously defend ourselves.

        In 2004 we received a notice from the Israeli Stamp Tax authorities requiring that Gilat disclose all documentation which may be subject to Stamp Tax duties from June 2003 to date.  The authorities right to demand Stamp Tax duty is pending deliberation by Israel’s High Court.   We intend to challenge any demands for payments received from the Stamp Tax authorities should such demands be received.

        In addition, during 2004, we settled a claim from 2002 in which a third party issued a letter to us claiming that it had rights to a portion of one of our subsidiaries based upon a document and certain partial payments made. The matter was settled for approximately $1.15 million.

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

Significant Changes

        In March 2005, we completed the purchase of all of the remaining StarBand shares not held by us that were held by various Israeli banks. In addition to the initial payment, Spacenet Inc. was committed to pay the banks an additional consideration equal to 50% of consideration, should such consideration be received by Spacenet Inc. in the event of, among other things, the sale of the StarBand shares by Spacenet Inc. to a third party, merger of StarBand with a third party, transfer or sale of substantially all of StarBand’s assets or activities to a third party, or liquidation of StarBand, on condition that any of these events occur prior to December 31, 2007.

ITEM 9:	THE OFFER AND LISTING

        Our ordinary shares are quoted on the Nasdaq National Market under the symbol “GILTF.” The following table sets forth, for the periods indicated, the range of high and low closing sale price for the ordinary shares, as reported by Nasdaq. All of the reported prices have been adjusted to reflect a twenty for one share reverse stock split which became effective April 16, 2003.

	Price		Average Daily Trading Volume
	High	Low

Year Ended December 31, 2000:	$3,630.00	$507.60	19,406

Year Ended December 31, 2001:	$875.00	$40.00	25,720

Year Ended December 31, 2002	$125.2	$6.6	9,520

Year Ended December 31, 2003:

First Quarter	$9.40	$3.80	34,700

Second Quarter	$5.55	$3.30	91,643

Third Quarter	$6.82	$4.14	62,408

Fourth Quarter	$6.05	$4.15	130,531

	Price		Average Daily Trading Volume
	High	Low

Year Ended December 31, 2004:

First Quarter	$9.45	$4.75	420,371

Second Quarter	$9.86	$4.94	248,755

Third Quarter	$6.03	$3.95	108,539

Fourth Quarter	$6.72	$5.25	107,480

Most Recent Six Months:

August 2004	$4.69	$3.95	85,127

September 2004	$6.03	$4.59	86,281

October 2004	$6.28	$5.64	61,924

November 2004	$6.72	$5.48	146,281

December 2004	$6.45	$5.25	113,927

January 2005	$7.45	$5.73	146,805

February	$7.62	$6.67	87,758

March (through March 16)	$7.62	$6.89	45,642

        As of December 30, 2004, there were 22,312,487 ordinary shares outstanding, and 27 record holders of ordinary shares, of which 13 represented U.S. record holders owning an aggregate of approximately 92% of our outstanding ordinary shares.

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

Powers of Chief Executive Officer

        The Companies Law provides that transactions between a company and its “office holders”, which are not “extraordinary transactions” (as both terms are defined below), require the approval of the board of directors, unless another manner of approval is provided by the articles of association. See “Item 10: Additional Information – Interested Parties Transactions.” Accordingly, to provide Gilat’s Chief Executive Officer flexibility in hiring officers (other than directors), Article 50(b) of our Articles of Association authorizes Gilat’s Chief Executive Officer to appoint the officers and employees of Gilat (other than directors) and to determine their remuneration as long as the board of directors did not do so, and provides further that the remuneration of the four highest salaried personnel of the Company shall be approved by either the board of directors, the Audit Committee or the Compensation Committee.

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

        The disclosure provisions of the Companies Law require certain disclosure to be made to the Company in connection with interested parties transactions, as follows:

—	an office holder or a controlling shareholder promptly disclose any direct or indirect personal interest (excluding personal interest caused by the holding of Company shares) that he may have, and all related information known to him, in connection with any existing or proposed transaction by the Company;

—	in the event of a private placement that will increase the holdings of any shareholder holding more than five percent of our outstanding share capital, or that will cause any person to become, as a result of the issuance, a holder of more than five percent of our outstanding share capital, such shareholder must promptly disclose to the Company any personal interest he may have in such private placement; and

—	any of our shareholders voting on any transaction with a controlling shareholder as set forth above must inform the Company prior to the voting, or on the proxy card if applicable, of any personal interest he has in the transaction. The vote of a shareholder who does not inform the Company with respect to any such interest shall not be counted.

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

        A company may not indemnify an office holder against, nor enter into an insurance contract which would provide coverage for, any monetary liability incurred as a result of any of the following:

—	a breach by the office holder of his fiduciary duty unless the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

—	a breach by the office holder of his duty of care if such breach was done intentionally or recklessly;

—	any act or omission done with the intent to derive an illegal personal gain; or

—	any fine or penalty levied against the office holder as a result of a criminal offense.

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

        Capital Gains

        Israeli law imposes a capital gains tax on capital gains derived from the sale of securities and other Israeli capital assets, including shares. The capital gain or loss amount is equal to the consideration received by the holder for the shares less the holder’s tax basis in the shares. Gains from sales of our ordinary shares will be tax exempted for nonresidents of Israel if the shares are quoted on the Nasdaq National market or listed for trading on a stock exchange recognized by the Israeli Ministry of Finance. If our shares are delisted, gains from sales of ordinary shares will be subject to 25% capital gain tax on the capital gain derived since December 31, 2002, and 35% (34% in 2005, 32% in 2006 and 30% in 2007 thereafter) capital gain tax for companies and up to 49% capital gain tax for individuals on the capital gain derived until December 31, 2002, while the allocation of the gain between the two periods is proportional to the holding periods until December 31, 2002, and after December 31, 2002 and certain withholding obligations may apply unless a reduced rate or an exemption is provided under any tax treaty applicable to the specific holder.

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

        Interest

        Nonresidents of Israel are subject to income tax on income accrued or derived from sources in Israel.  These sources of income may include passive income, such as interest paid on our convertible notes. For residents of the United States, under the treaty between Israel and the U.S., the maximum tax on interest paid to a U.S. resident (as defined in the treaty) holding our convertible notes that Gilat is required to withhold is 17.5%. For residents of other countries, unless a different rate is provided in a treaty between Israel and the country of residence of such holder of our convertible notes, Gilat may be required to withhold income tax at the maximum rate of 25% on all distributions of interest.

        Filing of Tax Returns in Israel

        A nonresident of Israel who receives interest, dividend or royalty income derived from or accrued in Israel, from which tax was withheld at the source, is generally exempt from the duty to file tax returns in Israel with respect to such income, provided such income was not derived from a business conducted in Israel by the taxpayer.

Tax Consequences to Residents of Israel

        Capital Gains

        Israeli law imposes a capital gains tax on capital gains derived from the sale of securities and other Israeli capital assets, including shares by Israeli residents. The capital gain or loss amount is equal to the consideration received by the holder for the shares less the holder’s tax basis in the shares. Under current law, effective commencing January 1, 2003, gains from sales of ordinary shares incurred after December 31, 2002, are subject to 15% capital gains tax for individuals and Israeli companies not subject to the Income Tax Law (Inflation Adjustments) – 1985 (the “Adjustment Law”) and 35% (34% in 2005, 32% in 2006 and 30% in 2007 and thereafter) capital gain tax for Israeli companies subject to the Adjustment Law if the ordinary shares are quoted on the Nasdaq National market or listed on a stock exchange recognized by the Israeli Ministry of Finance. For individuals and Israeli companies not subject to the Adjustment Law the purchase price for purposes of capital gains commencing January 1, 2003, for shares purchased before this date, will be the higher of the tax basis or the average market value in the three days before January 1, 2003 . Gains incurred until December 31, 2002, are exempt from capital gains tax for so long as (i) the ordinary shares are listed on a stock exchange recognized by the Israeli Ministry of Finance and (ii) Gilat Qualifies as an Industrial Company or Industrial Holding Company under the law for Encouragement of Industry (Taxes)- 1969. We believe that we qualify as an Industrial Company under the law for Encouragement of Industry (Taxes)- 1969. Gains incurred until December 31, 2002 are subject to 36% capital gains tax for Israeli companies subject to the adjustment law. If our shares are delisted, gains from sales of ordinary shares will be subject to 25% capital gain tax on the capital gain derived since December 31, 2002, and 35% (34% in 2005, 32% in 2006 and 30% in 2007 and there after) capital gain tax for companies and up to 49% capital gain tax for individuals on the capital gain derived until December 31, 2002, while the allocation of the gain between the two periods is proportional to the holding periods until December 31, 2002, and after December 31, 2002 and certain withholding obligations may apply.

        Dividends

        Dividend income generated by an Approved Enterprise is subject to income tax at a rate of 15%. The distribution of dividend income generated by other sources, other than bonus shares (stock dividends), to Israeli residents who purchased our Shares will generally be subject to income tax at a rate of 25% for individuals and will be exempt from income tax for corporations. Gilat may be required to withhold income tax at the maximum rate of 25% (0% for corporations) on all such distributions (15% for dividends generated by an Approved Enterprise).

        Interest

        Residents of Israel are subject to income tax on income their worldwide income. These sources of income may include passive income, such as interest paid on our convertible notes. If our convertible notes are traded in a market which is regarded as a stock exchange recognized by the Israeli Ministry of Finance, the interest accrued and paid after January 1, 2003, is subject to 15% tax. Otherwise, the interest accrued and paid after January 1, 2003, is subject to tax of 35% (34% in 2005, 32% in 2006 and 30% in 2007 and thereafter) for companies and up to 49% for individuals. We may be required to withhold income tax at a rate of up to 35% on all distributions of interest.

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

U.S. Taxation

        The following discussion is a general summary of certain U.S. federal income tax considerations applicable to U.S. Holders (as defined below) of ordinary shares, who hold such ordinary shares as capital assets (generally, property held for investment). This summary is based on provisions of the Code, existing and proposed U.S. Treasury regulations and administrative and judicial interpretations in effect as of the date of this annual report. All of these authorities are subject to change (possibly with retroactive effect) and to differing interpretations. In addition, this summary does not discuss all aspects of U.S. federal income taxation that may be applicable to investors in light of their particular circumstances or to investors who are subject to special treatment under U.S. federal income tax law, including:

—	insurance companies;

—	dealers in stocks or securities;

—	financial institutions;

—	tax-exempt organizations;

—	persons subject to the alternative minimum tax;

—	persons holding their shares as part of a straddle or appreciated financial position or as part of a hedging or conversion transaction;

—	persons who acquired their ordinary shares through the exercise or cancellation of employee stock options or otherwise as compensation for services;

—	persons having a functional currency other than the U.S. dollar; or

—	direct, indirect or constructive owners of 10% or more of the outstanding voting shares of Gilat.

        If a partnership or an entity treated as a partnership for U.S. federal income tax purposes owns ordinary shares, the U.S. federal income tax treatment of a partner in such a partnership will generally depend upon the status of the partner and the activities of the partnership. A partnership that owns ordinary shares and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of holding and disposing of ordinary shares.

        THE FOLLOWING SUMMARY DOES NOT ADDRESS THE IMPACT OF A U.S. SHAREHOLDER’S INDIVIDUAL TAX CIRCUMSTANCES. ACCORDINGLY, EACH U.S. SHAREHOLDER IS URGED TO CONSULT HIS OR HER TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO HIM OR HER OF AN INVESTMENT IN THE ORDINARY SHARES, INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL OR NON-U.S. TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

        As used herein, the term “U.S. Holder” means a beneficial owner of an ordinary share who is, for U.S. federal income tax purposes:

—	a citizen or, for U.S. federal income tax purposes, a resident of the United States;

—	a corporation created or organized in or under the laws of the United States or any political subdivision thereof;

—	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

—	a trust if (i) (A) a U.S. court is able to exercise primary supervision over the trust's administration and (B) one or more U.S. persons have the authority to control all of the trust's substantial decisions, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to e treated as a U.S. person.

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

        Subject to certain limitations, “qualified dividend income” received by a non-corporate taxpayer generally is subject to U.S. federal income tax at a reduced maximum tax rate of 15 percent through December 31, 2008. Dividends received with respect to ordinary shares should qualify for the 15 percent rate provided that either: (i) Gilat is entitled to benefits under the income tax treaty between the United States and Israel; or (ii) the ordinary shares currently are readily tradeable on an established securities market in the U.S. (the “Treaty”). Gilat believes that it is entitled to benefits under the Treaty and that the ordinary shares currently are readily tradable on an established securities market in the U.S. No assurance can be given that the ordinary shares will remain readily tradable. The rate reduction does not apply to dividends received from PFICs, see discussion below, or in respect of certain short-term or hedged positions in common stock or in certain other situations. The legislation enacting the reduced tax rate contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate, see discussion below. U.S. Holders of ordinary shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

        Subject to complex limitations, any Israeli withholding tax imposed on dividends paid by Gilat will be a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or, alternatively, for deduction against income in determining such tax liability).  The limitations set out in the Code include computational rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income.  Dividends generally will be treated as foreign-source passive income or, in the case of certain U.S. Holders, financial services income for United States foreign tax credit purposes.  U.S. Holders should note that recently enacted legislation eliminates the “financial services income” category with respect to taxable years beginning after December 31, 2006.  Under this legislation, the foreign tax credit limitation categories will be limited to “passive category income” and “general category income.”  Further, there are special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to a reduced tax, see discussion above.  A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on the ordinary shares to the extent such U.S. Holder has not held the ordinary shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property.  Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the statute.  The rules relating to the determination of the foreign tax credit are complex, and you should consult with your personal tax advisors to determine whether and to what extent you would be entitled to this credit.

Sale or Disposition of Ordinary Shares

        Subject to the discussion of passive foreign investment company rules below, upon the sale or other disposition of ordinary shares, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the disposition and such holder’s adjusted tax basis in the ordinary shares disposed of. Gain or loss upon the disposition of ordinary shares will be long-term capital gain or loss if, at the time of the disposition, the U.S. Holder’s holding period for the ordinary shares disposed of exceeds one year. In general, any gain that you recognize on the sale or other disposition of ordinary shares will be U.S.-source for purposes of the foreign tax credit limitation; losses, will generally be allocated against U.S. source income.  Deduction of capital losses is subject to certain limitations under the Code.

        In the case of a cash basis U.S. Holder who receives NIS in connection with the sale or disposition of ordinary shares, the amount realized will be based on the U.S. dollar value of the NIS received with respect to the ordinary shares as determined on the settlement date of such exchange. A U.S. Holder who receives payment in NIS and converts NIS into United States dollars at a conversion rate other than the rate in effect on the settlement date may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss.

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

—	you would be required to allocate income recognized upon receiving certain dividends or gain recognized upon the disposition of ordinary shares ratably over the holding period for such ordinary shares,

—	the amount allocated to each year during which Gilat is considered a PFIC other than the year of the dividend payment or disposition would be subject to tax at the highest individual or corporate tax rate, as the case may be, in effect for that year and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year,

—	the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxable as ordinary income in the current year, and, and

—	you would be required to make an annual return on IRS Form 8621 regarding distributions received with respect to ordinary shares and any gain realized on your ordinary shares.

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

        Information about us is also available on our website at http://www.gilat.com. Such information on our website is not part of this annual report.

ITEM 11:	– QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

        Due to the existence of assets and liabilities with different interest rates and maturity dates, we are exposed to changes in interest rates.

        The table below details the balance sheet exposure by currency and interest rates:

	Expected Maturity Dates
	2005	2006	2007	2008	2009 and thereafter
	(In thousands)

Assets:

Restricted cash - in U.S. dollars	13,516	851	159	1,000	5,500

Weighted interest rate	2.36%	2.47%	1.26%	0.80%	1.93%

In other currency:	652	23	1	-	-

Weighted interest rate	13.96%	0.00%	0.00%	-	-

Restricted cash held by Trustees In U.S. dollars	8,768	5,882	5,134	5,568	2,410

Weighted interest rate	1.35%	1.35%	1.35%	1.35%	1.35%

In other currency	1,852	-	-	-	-

Weighted interest rate	7.02%	-	-	-	-

Liabilities:

Short-term bank credit In U.S. dollars:	3,942	-	-	-	-

Weighted interest rate	3.4%	-	-	-	-

In other currency:	217	-	-	-	-

Weighted interest rate	29.03%	-	-	-	-

Long-term loans (including current maturities) In U.S. dollars:	8,487	13,502	15,626	13,440	58,584

Weighted interest rate	2.20%	2.89%	3.01%	2.75%	3.30%

In other currency:	382	200	353	303	6,174

Weighted interest rate	6.28%	6.00%	6.23%	6.27%	6.20%

Converted subordinated notes - in U.S. dollars:	-	-	-	-	16,171

Weighted interest rate	-	-	-	-	4.00%

Long-term other - in NIS (including current maturities):	1,119	1,119	-	-	-

Weighted interest rate	4.20%	4.20%	-	-	-

        For details regarding long-term restricted cash, please see “Item 5: Liquidity and Capital Resources.”

        For details regarding long-term loans from banks and the convertibles notes, please see “Item 4: Details Regarding the Restructuring of our Debt in 2003".

ITEM 12:	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not Applicable.

PART II

ITEM 13:	DEFAULTS, DIVIDENDS, ARREARAGES AND DELINQUENCIES

        Not Applicable.

ITEM 14:	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        Not Applicable.

ITEM 15:	CONTROLS AND PROCEDURES

        Our management, including our chief executive officer and principal financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Securities Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Form 20-F.  Based upon that evaluation, our chief executive officer and principal financial officer have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that information required to be disclosed by our company in reports that we file or submit under the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and that such information was made known to them by others within the company, as appropriate to allow timely decisions regarding required disclosure.

        All internal control systems no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PART III

ITEM 16:	RESERVED

ITEM 16A:	AUDIT COMMITTEE FINANCIAL EXPERT

        Our board of directors has determined that Mr. Chitayat meets the definition of an audit committee financial expert, as defined in Item 401 of Regulation S-K.

ITEM 16B:	CODE OF ETHICS

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

ITEM 16C:	PRINCIPAL ACCOUNTING FEES AND SERVICES

Fees Billed by Independent Auditors

        The following table sets forth, for each of the years indicated, the fees billed to us by our independent auditors and the percentage of each of the fees out of the total amount paid to the auditors.

	Year Ended December 31,
	2003		2004
Services Rendered	Fees	Percentages	Fees	Percentages

Audit (1)	$ 600,316	61.9%	$592,727	87.6%
Audit-related (2)	194,044	20.0%	29,416	4.3%
Tax (3)	175,251	18.1%	54,705	8.1%
Total	$ 969,611	100.0%	$676,848	100.0%

(1)	Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(2)	Audit-related fees relate to assurance and associated services that traditionally are performed by the independent auditor, including: accounting consultation and consultation concerning financial accounting and reporting standards.

(3)	Tax fees relate to tax compliance, planning, and advice.

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

ITEM 16D:	EXEMPTIONS FROM THE LISTING REQUIREMENTS AND STANDARDS FOR AUDIT COMMITTEE

        Not applicable.

ITEM 16E:	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATES AND PURCHASERS

Issuer Purchase of Equity Securities

        In the year 2004, we did not engage in the purchasing of any of our own stock.

ITEM 17:	NOT APPLICABLE

ITEM 18:	FINANCIAL STATEMENTS

        The Consolidated Financial Statements and related notes required by this item are contained on pages F-1 through F-61 hereof.

ITEM 19:	EXHIBITS

1.1	Memorandum of Association, as amended. Previously filed as Exhibit 1.1 to Gilat’s Annual Report on Form 20-F for the fiscal year ending December 31, 2000, which Exhibit is incorporated herein by reference.
1.2	Articles of Association, as amended and restated. Previously filed as Exhibit 1.2 to Gilat’s Annual Report on Form 20-F for the fiscal year ending December 31, 2003, which Exhibit is incorporated herein by reference.
2.1	Form of 4.00% Convertible Subordinated Note due 2012. Previously filed as Exhibit T3C to the Registration Statement on Form F-3 (No. 022-38667) which Exhibit is incorporated herein by reference.
4.1	Agreement between the Company and Bank Hapoalim B.M. dated March 6, 2003. Previously filed as Exhibit 4.1 to our Annual report on Form 20-F for the fiscal year ending December 31, 2002, which Exhibit is incorporated herein by reference.
4.3	Amendment to the Loan Agreement with Bank Hapoalim dated April 4, 2004.
4.2	Sublease and Master Deed of Lease dated as of March 28, 2001 by and among BP III Leasco, LLC as Sublessor, BP Tysons, LLC as Landlord and Spacenet Real Estate Holdings, LLC as Sublessee and Master Tenant. Previously filed as Exhibit 4.7 to Gilat’s Annual Report on Form 20-F for the fiscal year ending December 31, 2000, which Exhibit is incorporated herein by reference.
4.10	Acquisition Agreement, among Gilat Satellite Networks (Holland) BV, Gilat Satellite Networks Ltd., Spacenet International Holdings Inc., Spacenet International Ventures Inc., Gilat Satellite Networks (Luxembourg) S.A. dated April 2002. Previously filed as Exhibit 4.8 to the Annual Report on Form 20-F for the fiscal year ending December 31, 2001, which Exhibit is incorporated herein by reference.
8.1	List of subsidiaries.
10.1	Consent Kost Forer Gabbay and Kasierer, a member of Ernst & Young Global.
10.2	Consent of Mayer Hoffman McCann P.C.
12.1	Certification by Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification by Principal Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification by Chief Executive Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification by Principal Financial Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2004

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

GILAT SATELLITE NETWORKS LTD.

         We have audited the accompanying consolidated balance sheets of Gilat Satellite Networks Ltd. (“the Company”) and its subsidiaries as of December 31, 2003 and 2004, and the related consolidated statements of operations, changes in shareholders’ equity (deficiency) and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements, based on our audits. We did not audit the financial statements of a consolidated subsidiary, which statements reflect total assets of approximately 2.38% as of December 31, 2004, and total revenues of approximately 11.74% for the year ended December 31, 2004 of the related consolidated totals. Those financial statements were audited by other auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for this subsidiary, is based solely on the reports of the other auditors.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

        In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2003 and 2004, and the consolidated results of their operations and cash flows, for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

        As discussed in Note 1b to the consolidated financial statements, the Company adopted FASB Interpretation No. 46 “Consolidation of Variable Interest Entities” effective in 2004.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
February 2, 2005	A Member of Ernst & Young Global

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS U.S. dollars in thousands
	December 31,

	2003	2004

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$51,781	$75,771
Short-term restricted cash	6,504	14,168
Restricted cash held by trustees	26,656	10,620
Trade receivables (net of allowance for doubtful accounts: 2003 - $18,102; 2004 -$14,506) *)	37,177	31,380
Inventories	37,760	23,277
Receivables in respect of capital leases, prepaid expenses and other accounts receivable	30,761	29,281

Total current assets	190,639	184,497

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term restricted cash	13,664	7,534
Long-term restricted cash held by trustees	-	18,994
Severance pay fund	7,343	7,933
Long-term trade receivables, receivables in respect of capital leases and other receivables, net	39,112	27,728

	60,119	62,189

PROPERTY AND EQUIPMENT, NET	141,581	137,198

INTANGIBLE ASSETS AND DEFERRED CHARGES, NET	9,617	7,564

Total assets	$401,956	$391,448

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS U.S. dollars in thousands (except share data)
	December 31,

	2003	2004

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term bank credit	$1,770	$4,159
Current maturities of long-term loans *)	3,000	8,869
Trade payables	25,715	21,245
Accrued expenses *)	35,040	28,011
Short-term advances from customer held by trustees	11,124	13,500
Other accounts payable *)	39,500	40,048

Total current liabilities	116,149	115,832

LONG-TERM LIABILITIES:
Accrued severance pay	7,151	8,172
Long-term advances from customer held by trustees	28,395	40,226
Long-term loans, net of current maturities *)	116,526	108,182
Accrued interest related to restructured debt *)	20,540	16,793
Other long-term liabilities *)	15,762	15,951
Excess of losses over investment in affiliates	2,543	2,102
Convertible subordinated notes	15,543	16,171

Total long-term liabilities	206,460	207,597

COMMITMENTS AND CONTINGENCIES

MINORITY INTEREST	2,946	-

SHAREHOLDERS’ EQUITY :
Share capital - Ordinary shares of NIS 0.2 par value: Authorized - 27,500,000 and 37,500,000 as of December 31, 2003 and 2004, respectively; Issued and outstanding - 22,225,146 and 22,312,487 shares as of December 31, 2003 and 2004, respectively	980	984
Additional paid in capital	718,225	718,096
Accumulated other comprehensive loss	(3,818)	(2,624)
Accumulated deficit	(638,986)	(648,437)

Total shareholders’ equity	76,401	68,019

Total liabilities and shareholders’ equity	$401,956	$391,448

*)     Includes the following balances resulting from transactions with related parties as of December 31, 2003 and 2004 Current maturities of long-term loans - $ 0 and $ 1,000, respectively; Accrued expenses - $ 4,999 and $ 3,969, respectively; Other accounts payable - $ 1,689 and $ 2,094, respectively; Long-term loans, net of current maturities - $ 71,400 and $ 70,400, respectively; Accrued interest related to restructured debt - $ 14,403 and $ 11,974, respectively; Other long-term liabilities - $ 2,125 and $ 2,900, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS U.S. dollars in thousands (except per share data)
	Year ended December 31,

	2002	2003	2004

Revenues:
Products *)	$130,011	$120,776	$100,122
Services *)	78,744	69,401	141,376

	208,755	190,177	241,498

Cost of revenues:
Products	73,182	75,560	52,184
Services *)	95,846	75,553	110,211
Write-off of inventories	20,107	6,434	2,000

	189,135	157,547	164,395

Gross profit	19,620	32,630	77,103

Research and development expenses, net *)	25,066	16,949	13,879
Selling, marketing, general and administrative expenses *)	86,227	71,720	69,174
Provision and write-off of doubtful accounts and capital lease receivables	34,714	1,383	717
Impairment of goodwill	13,049	5,000	-
Impairment of tangible and intangible assets	50,666	26,912	2,161
Restructuring charges	-	3,905	-
Gain from derecognition of liability	-	-	(245)

Operating loss	(190,102)	(93,239)	(8,583)
Financial income (expenses), net	(21,324)	(3,256)	1,818
Gain from restructuring of debts	-	244,203	-
Other income (expenses)	-	954	(274)
Gain (loss) from write-off of investments in affiliated and other companies	(51,379)	3,300	-

Income (loss) before taxes on income	(262,805)	151,962	(7,039)
Taxes on income	929	9,690	4,429

Income (loss) after taxes on income	(263,734)	142,272	(11,468)
Equity in profits (losses) of affiliated companies	(29,334)	488	1,242
Minority interest in losses of a subsidiary	3,517	871	164

Income (loss) from continuing operations, before cumulative effect of a change in an accounting principle and loss from discontinued operations	(289,551)	143,631	(10,062)

Gain (loss) from cumulative effect of a change in an accounting principle	(56,716)	-	611
Loss from discontinued operations	(1,937)	-	-

Net income (loss)	$(348,204)	$143,631	$(9,451)

Earnings (loss) per share from continuing operations:
Basic	$(245.59)	$12.09	$(0.45)

Diluted	$(245.59)	$11.31	$(0.45)

Basic and diluted earnings (loss) per share from cumulative effect of a change in an accounting principle	$(48.10)	$-	$0.03

Basic and diluted loss per share from discontinued operation	$(1.64)	$-	$-

Net earnings (loss) per share:
Basic	$(295.33)	$12.09	$(0.42)

Diluted	$(295.33)	$11.31	$(0.42)

Weighted average number of shares used in computing net earnings (loss) per share:
Basic	1,179	11,881	22,242

Diluted	1,179	12,819	22,242

*)     Includes the following income (expenses) resulting from transactions with related parties for the years ended December 31, 2002, 2003 and 2004: products revenues - $ 5,300, $ 7,126 and $ 2,336, respectively; services revenues - $ 1,450, $ 415 and $ 528, respectively; cost of services - $ (19,695), $ (14,444) and $ (16,802) respectively; research and development expenses, net - $ 0, $ 1,450 and $ 2,917, respectively; selling, marketing, general and administrative expenses - $ 677, $ (35) and $ (642), respectively; financial income (expenses), net - $ 0, $ 22 and $ 298, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIENCY) U.S. dollars in thousands
	Number of ordinary shares (in thousands)	Share capital	Additional Paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total comprehensive income (loss)	Total shareholders’ equity (deficiency)

Balance as of January 1, 2002	1,170	$69	$617,374	$(5,710)	$(434,413)		$177,320
Exercise of options, net	*) -	*) -	5	-	-		5
Stock compensation related to options issued to a consultant	-	-	107	-	-		107
Issuance of shares in consideration for the acquisition of rStar	22	1	311	-	-		312
Foreign currency translation adjustments from the disposal of European subsidiaries	-	-	-	2,117	-		2,117
Comprehensive loss - Foreign currency translation adjustments	-	-	-	(4,572)	-	$(4,572)	(4,572)
Net loss	-	-	-	-	(348,204)	(348,204)	(348,204)

Total comprehensive loss						$(352,776)

Balance as of December 31, 2002	1,192	70	617,797	(8,165)	(782,617)		(172,915)
Issuance of shares as a result of restructuring of debt on March 14, 2003	11,795	500	54,677	-	-		55,177
Issuance of shares as a result of restructuring of debt on November 10, 2003	9,209	409	44,628	-	-		45,037
Exercise of options, net	29	1	35	-	-		36
Stock compensation related to options issued in a subsidiary	-	-	764	-	-		764
Stock compensation related to repricing of options issued to an employee	-	-	91	-	-		91
Stock compensation related to options issued to a consultant	-	-	233	-	-		233
Comprehensive income - Foreign currency translation adjustments	-	-	-	4,347	-	$4,347	4,347
Net income	-	-	-	-	143,631	143,631	143,631

Total comprehensive income						$147,978

Balance as of December 31, 2003	22,225	$980	$718,225	$(3,818)	$(638,986)		$76,401

*)    Represent an amount lower than $1.

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIENCY) U.S. dollars in thousands

	Number of ordinary shares (in thousands)	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total comprehensive income (loss)	Total shareholders’ equity (deficiency)

Balance as of December 31, 2003	22,225	$980	$718,225	$(3,818)	$(638,986)		$76,401

Exercise of options, net	87	4	428	-	-		432
Stock compensation related to purchased options in a subsidiary	-	-	(764)	-	-		(764)
Stock compensation related to options issued to a consultant	-	-	207	-	-		207
Foreign currency translation adjustments from the disposal of a subsidiary	-	-	-	3,428	-		3,428
Comprehensive income - Foreign currency translation adjustments	-	-	-	(2,234)		$(2,234)	(2,234)
Net loss	-	-	-	-	(9,451)	(9,451)	(9,451)

Total comprehensive loss						$(11,685)

Balance as of December 31, 2004	22,312	$984	$718,096	$(2,624)	$(648,437)		$68,019

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2002	2003	2004

Cash flows from operating activities:
Net income (loss)	$(348,204)	$143,631	$(9,451)
Less loss for the year from discontinued operations	1,937	-	-
Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	46,230	26,293	31,674
Gain from restructuring of debt	-	(244,203)	-
Non cash cumulative effect relating to a subsidiary	-	-	(198)
Loss from disposal of subsidiaries	-	-	192
Stock compensation relating to options issued to a consultant	107	233	207
Stock compensation related to option in a subsidiary	-	764	(764)
Stock compensation relating to repricing of options issued to an employee	-	91	-
Impairment of goodwill	69,765	5,000	-
Impairment of intangible assets	8,255	5,674	-
Write off of investments	11,989	-	-
Write off of long-term note	39,390	(3,300)	-
Write-off of inventories	20,107	6,434	2,000
Impairment of property and equipment and other tangible assets	42,411	21,238	2,161
Equity in losses (earnings) of affiliated companies	29,334	(488)	(1,242)
Accrued severance pay, net	(1,568)	(940)	431
Interest accrued on bank deposits	(163)	120	-
Interest accrued on short and long-term restricted cash	-	(663)	(1,943)
Exchange rate on long-term loans	983	1,181	449
Minority interest in losses of a subsidiary	(3,517)	(871)	(164)
Capital gain from disposal of property and equipment	(177)	-	-
Deferred income taxes, net	(41)	4,813	1,869
Decrease in trade receivables	62,485	17,460	7,970
Decrease in receivables in respect of capital leases, prepaid expenses and other accounts receivable, (including long-term receivables)	13,737	8,664	12,449
Decrease (increase) in inventories	24,742	26,726	(8,848)
Decrease in trade payables	(19,797)	(415)	(5,330)
Decrease in accrued expenses	(16,825)	(15,885)	(13,721)
Increase (decrease) in other accounts payable and other long-term liabilities	13,196	(4,584)	(1,427)
Increase in advances from customer held by trustees (including long-term)	-	39,519	14,207
Cash used for discontinued operations	(1,185)	-	-

Net cash provided by (used in) operating activities	(6,809)	36,519	30,521

Cash flows from investing activities:
Purchase of property and equipment	(9,739)	(14,680)	(6,163)
Purchase of minority shares of rStar	-	-	(1,053)
Disposal of subsidiaries (a)	-	-	600
Consolidation of StarBand (b)	-	-	2,592
Investment in affiliated companies	(13,461)	-	-
Proceeds from long-term note	-	4,300	-
Investment in short-term bank deposits	-	(2,054)	(442)
Proceeds from short-term bank deposits	11,400	3,600	442
Disposal of subsidiaries (c)	7,671	-	-
Proceeds from disposal of property and equipment	832		-
Investment in short-term and long-term restricted cash	(12,495)	(9,368)	(11,187)
Proceeds from short-term and long-term restricted cash	2,652	12,157	9,840
Investment in restricted cash held by trustees	-	(39,960)	(23,501)
Proceeds from restricted cash held by trustees	-	13,939	22,486
Investment in other assets	(2,098)	(2,034)	(78)

Net cash used in investing activities	(15,238)	(34,100)	(6,464)

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2002	2003	2004

Cash flows from financing activities:
Exercise of options, net	5	36	432
Prepaid expenses related to restructuring of debts	(2,240)	-	-
Short-term bank credit, net	(2,838)	(56)	2,389
Proceeds from long-term loans	1,220	2,700	-
Cash paid to minority shareholders of a subsidiary	(9,997)	-	-
Repayments of long-term loans	(13,443)	(2,886)	(2,924)

Net cash used in financing activities	(27,293)	(206)	(103)

Effect of exchange rate changes on cash and cash equivalents	87	1,496	36

Increase (decrease) in cash and cash equivalents	(49,253)	3,709	23,990
Cash and cash equivalents at the beginning of the year	97,325	48,072	51,781

Cash and cash equivalents at the end of the year	$48,072	$51,781	$75,771

Supplementary cash flows activities:

(a) Cash paid during the year for:
Interest	$15,101	$4,492	$4,365

Income taxes	$329	$1,217	$1,276

(b) Non-cash transactions:
Classification between property and equipment and inventories	$36	$5,404	$21,366

Conversion of convertible subordinated notes, net (see Note 10a)	$-	$100,214	$-

Arrangement with SES Americom (see Note 10a)	$5,706	$(2,281)	$-

Issuance of shares in consideration of the acquisition of rStar (see Note 1c)	$312	$-	$-

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Year ended
		December 31,
		2004

(a)	Disposal of subsidiaries consolidated in previous periods (see also Note 1d)
	Assets and liabilities of the subsidiaries at date of deconsolidation:
	Working capital (excluding cash and cash equivalents)	$792
	Loss on disposal of subsidiaries	(192)

		$600

		Year ended
		December 31,
		2004

(b)	Consolidation of StarBand (see also Note 1b)

	Assets and liabilities of StarBand at date of consolidation:
	Non-cash assets and liabilities consolidated	$3,431
	Negative goodwill	11,564
	Property, plant and equipment and deferred charges	(13,325)
	Other long-term liabilities	922

	Net cash and cash equivalent included in the consolidation of StarBand	$2,592

		Year ended
		December 31,
		2002

(c)	Disposal of European subsidiaries consolidated in previous periods (see also Note 4c)

	Assets and liabilities of the subsidiaries at date of deconsolidation:
	Working capital (excluding cash and cash equivalents)	$1,385
	Equity investment	(3,114)
	Long-term trade receivables and other receivables	1,439
	Property, plant and equipment and deferred charges	7,404
	Other long-term liabilities	(1,560)
	Foreign currency translation	2,117

		$7,671

The accompanying notes are an integral part of the financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-	GENERAL

	a.	Organization:

Gilat Satellite Networks Ltd. (the “Company”) and its wholly-owned and majority-owned subsidiaries (the “Group”) is a leading provider of products and services for satellite-based communications networks. The Company designs, develops, manufactures, markets and sells products and provides services that enable complete end-to-end telecommunications and data networking solutions, based on very small aperture terminal (“VSAT”) satellite earth stations and related central station (“hub”) equipment. Beginning January 1, 2005, the Group operates its business under two business units: (i) Gilat Network Systems, which is a provider of network systems and associated professional services to service providers and operators and (ii) Spacenet, which provides managed services for enterprises and businesses through our U.S. Subsidiary, Spacenet Inc., for consumers through our U.S. subsidiary, StarBand Communications Inc. and for rural communities through Spacenet Rural Communications.
For a description of principal markets and customers, see Note 15.

On February 24, 2004, the Company commenced trading its ordinary shares on the Tel Aviv Stock Exchange in addition to the Nasdaq National Market.

	b.	StarBand Communications Inc.:

As of December 31, 2001, the Group held approximately 34.9% of the outstanding shares of StarBand Communications Inc., a North American broadband satellite internet service provider (“StarBand”). On May 31, 2002, StarBand filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. During the bankruptcy proceeding, the Company provided StarBand with approximately $ 14 million of “debtor-in-possession” financing, the majority of which was in the form of transponder capacity, and additional financing of approximately $ 11.2 million primarily in services and equipment financing. All amounts provided, including the “debtor-in-possession” financing, were recorded as equity in losses of affiliated companies in the amount of approximately $ 25.2 million. As of December 31, 2002, the carrying amount of the investment in StarBand amounted to zero.

In November 2003, StarBand received approval from the U.S. Bankruptcy Court in Delaware to emerge from its Chapter 11 proceeding and to implement a reorganization plan. As part of StarBand’s plan of reorganization, and in settlement of all claims against StarBand by its banking lenders and the Company in accordance therewith, StarBand’s bank debts and approximately $ 84 million of debt to the Company were converted to equity.

Pursuant to StarBand’s plan of reorganization, all equity interests in StarBand prior to its emergence from its bankruptcy proceeding were called and new shares were issued. Of this issuance to the Company and certain banks, the Company was issued 3,839 shares of common stock which represents 49.1% of the issued shares (based upon a one for one conversion ratio of preferred to common stock). The preferred stock, which is all held by Bank Leumi LeIsrael BM, has certain rights to receive additional proceeds from the sale of all, or substantially all, of StarBand’s shares or assets, in accordance with the formulas set forth in the Amended and Restated Certificate of Incorporation, but does not provide for a preference in the event of a liquidation of its assets or in the event of a distribution of dividends. The preferred shares also hold certain rights of anti-dilution with respect to the exercise of warrants outstanding.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-	GENERAL (Cont.)

In addition, StarBand and the Company entered into three agreements that became effective upon StarBand’s emergence from Chapter 11: (i) a Restated Master Agreement for the supply of equipment and services; (ii) a Note and Loan Agreement providing for the repayment of $ 14 million of financing provided by the Company to StarBand during Chapter 11 proceeding, bearing 3.5% annual interest and with quarterly payments to be made between March 31, 2004 and December 31, 2008; and principal payments to be made between March 31, 2006 and December 31, 2008 and (iii) a Financing Agreement for the provision of up to $ 7.5 million in revolving financing and trade credit, subject to various restrictions and reductions, through the end of 2009. As of December 31, 2003, StarBand utilized $ 2.3 million of this amount. As of December 31, 2003, the excess of losses over the investment in StarBand amounted to approximately $ 0.2 million (See Note 4).

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. The consolidation requirements of FIN 46 apply to variable interest entities created after January 31, 2003. The consolidation requirements apply to entities established before January 31, 2003, in the first fiscal year or interim period ending after March 15, 2004. Since StarBand was established before January 31, 2003, FIN 46 was not applicable as of December, 31, 2003.

Upon emergence from Chapter 11 and as of December 31, 2003, the Company determined that it did not control StarBand since it did not hold the majority of the voting interest of StarBand and it could not gain control over StarBand, except through acquisition of shares from other shareholders. As such, as of December 31, 2003 StarBand was accounted for under the equity method of accounting in accordance with APB 18 and the excess of losses over the investment in StarBand amounted to approximately $ 0.2 million. StarBand’s board of directors is currently comprised of three members, all of which are senior management of the Group.

As of January 1, 2004 the Company evaluated the applicability of FIN 46 on its investment in StarBand. In accordance with FIN 46, variable interests are contractual, ownership, or other money interests in an entity that changes with changes in the entity’s net assets value. The Company believes the equity investment in StarBand, as well as the outstanding Note, Loan Agreement and the commercial Master Agreement between the companies, Constitute a variable interest in StarBand.

The Company analyzed whether StarBand can finance its activities without additional subordinated financial support from other parties and concluded that the equity investment at risk was not greater than the expected losses of the entity. Accordingly the Company believes that StarBand is a Variable Interest Entity (“VIE”).

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-	GENERAL (Cont.)

As StarBand is considered a VIE, the new consolidation model, under FIN 46 applies. The Company performed an analysis on which it allocated the expected losses and expected residual returns to the Company and to the other investors in StarBand using expected cash flows derived by projecting possible cash flows and assigning each projection with a probability weight. Through its analysis, the Company concluded that it absorbs the majority of StarBand’s expected losses and receives the majority of the residual return. Accordingly the Company believes that the Company is the primary beneficiary of StarBand, and therefore StarBand should be consolidated into the Company’s consolidated financial statements.

Following is a condensed balance sheet of StarBand as of January 1, 2004, the time StarBand was consolidated for the first time:

January 1, 2004 U.S. dollars in thousands

Current assets	4,264
Non-current assets	13,010

Total assets	17,274

Current liabilities	7,316
Non-current liabilities	10,508
Shareholder’s equity	(550)

Total liabilities and shareholder’s equity	17,274

According to the transition provision of FIN 46, the net amount added to the balance sheet of the Company and the amount of previously recognized interest in StarBand shall both be recognized as an accumulated effect of an accounting change. The accumulated effect as of January 1, 2004 was $ 0.6 million.
In addition, a negative goodwill of approximately $ 11.6 million was recorded as a result of the consolidation of StarBand, which offset StarBand’s non-current assets.

Subsequent to December 31, 2004, the Group announced the purchase of all of the remaining shares in StarBand. See also Note 16b.

c.	rStar Corporation

As of December 31, 2000, the Group held approximately 66% of the outstanding shares of rStar Corporation (“rStar”), then a public company traded on the Nasdaq National Market. In April 2001, the Group signed an agreement with rStar, which was amended in September 2001 and again in December 2001. According to the amended agreement, rStar acquired StarBand Latin America (Holland) BV (“StarBand Latin America”), a wholly-owned subsidiary, from the Group in exchange for 43,103,448 shares of rStar common stock. rStar also reacquired approximately 29% of its common stock from its shareholders (other than from shares held by the Group) in exchange for 23,305 ordinary shares of the Company and cash consideration in the amount of $ 10 million.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-	GENERAL (Cont.)

Pursuant to this acquisition and tender offer, consummated on August 2, 2002, the Group held approximately 85% of rStar’s outstanding common stock. Pursuant to the amended agreement, in the event StarBand Latin America did not reach certain net income levels in the two years in the period ending June 2004, rStar shareholders were to be entitled to receive in each of these two years, cash consideration in the amount of $ 2.5 million or $ 5 million per year, subject to those results (the “special distribution”).

The Company guaranteed the payment of the special distribution. In 2002, the Group assessed that it was probable that the special distribution would need to be paid for the second year and as such, provided a provision for $ 5 million for this contingent liability.

In 2003, the Group provided an additional provision for $ 5 million for contingent liabilities with respect to the minority shareholders of rStar.

In 2002, the Company recorded an impairment of the remaining goodwill of $ 3.1 million as of January 1, 2002 upon the adoption of SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”), which is included in the cumulative effect of a change in an accounting principle. A further impairment of rStar goodwill, which arose subsequent to the adoption of SFAS 142 in the amount of $ 13 million, was recorded in operating expenses. In 2003, the Company recorded an impairment of rStar goodwill, which arose in 2003 in the amount of $ 5 million, in operating expenses (see note 11b).

Effective November 25, 2003, the Company entered into an agreement with certain rStar minority shareholders to acquire an additional 9.25% of rStar shares (9,123,555 shares) for $ 0.60 per share in cash. In addition, at that time, the Company agreed to pay to certain of the minority shareholders, who had been directors in rStar in the past, an amount of $ 950,000 in consideration of the waiver of the Company’s obligation to pay directors and officers insurance until 2006. Since this amount was paid to the minority shareholders as former directors and not as shareholders, this amount was recorded as an operating expense.

Following the aforementioned acquisition, the Company held more than 90% of rStar’s Common Stock. As such, on April 7, 2004, the Company completed a short-term merger with rStar, by acquiring the remaining 5,398,745 shares for $ 0.60 per share in cash, pursuant to which the Company became the 100% owner of all outstanding shares of rStar. Concurrent with the short-form merger, the following transactions occurred:

1.	rStar purchased the vested stock options of its CEO (see Note 9c) in consideration of $ 440,000 ($ 0.60 less the exercise price for each option).

2.	rStar purchased all its vested employees stock options in consideration of $ 674,000 ($ 0.60 less the exercise price for each option). This acquisition was accounted for under FIN 44 “Accounting for Certain Transactions involving Stock Compensation an interpretation of APB Opinion No. 25” and EITF 00-23 “Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44 as a modification of a stock based compensation arrangement”. Accordingly the consideration of $ 674,000 was recorded as compensation expenses.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-	GENERAL (Cont.)

Immediately following the consummation of the acquisition, a Form 15 was filed with the SEC and rStar’s common shares were subsequently delisted.

The Company accounted for the acquisition of the remaining minority interest in rStar based on the purchase method of accounting in accordance with SFAS No. 141 “Business Combination” (SFAS 141). The Company used the Discounted Cash Flow method to evaluate the value of the purchased shares of rStar.

According to this method, the value was approximately $ 1.1 million. The consideration paid by the Company for the shares purchased from the minority interest holders was approximately $ 8.7 million. The difference between the consideration for the shares and the value of the shares, in the amount of $ 7.6 million was attributed to the settlement of the $ 10 million contingent liabilities described above. The reversal of the $ 10 million accrual against the payment for the settlement, net of the insurance payment and consideration paid for the employees options results in a gain of $ 0.2 million, which was recorded as a gain from derecognition of liability.

Furthermore, the Company recorded a negative goodwill in the amount of $ 1.7 million, representing the excess of minority interest in the Company’s books over the value of the minority held common shares. The negative goodwill was allocated to the assets purchased.

	d.	Servicio Satelital S.A. and Spacenet International Services Inc.

In September 2004, the Company closed an agreement for the sale of Spacenet International Services Inc. and it only subsidiary, Servicio Satelital S.A., an Argentinean company. The consideration received was $ 0.6 million paid upon the closing and an additional of $ 0.5 million to be paid in installments through September 2006. The Company recorded a loss from this transaction in the amount of approximately $ 0.2 million.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

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

The majority of the revenues of the Company and certain of its subsidiaries are generated in U.S. dollars (“Dollar”) or linked to the Dollar. In addition, a substantial portion of the Company’s and certain of its subsidiaries’ costs is incurred in Dollar. Company’s management believes that the Dollar is the primary currency of the economic environment in which the Company and certain of its subsidiaries operate. Thus, the functional and reporting currency of the Company and certain of its subsidiaries is the Dollar.

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

The consolidated financial statements include the accounts of the Company and its wholly owned, majority-owned and controlled subsidiaries. The accounts for VIEs as described by FIN 46 and related interpretations are included in the consolidated financial statements. Intercompany balances and transactions, including profits from intercompany sales not yet realized outside the Group, have been eliminated upon consolidation.

	d.	Cash equivalents:

Cash equivalents are short-term highly liquid investments that are not restricted as to withdrawals or use with maturities of three months or less at the date acquired.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	e.	Short-term restricted cash:

Short-term restricted cash is primarily invested in certificates of deposit, which mature within one year. It is used as collateral for the lease of the Group’s offices, a sale and lease back transaction and performance guarantees to customers and bear weighted interest as follows:
Weighted average interest rate

In Dollars	2.36%
In Other currencies	14.00%

f.	Restricted cash held by trustees:

Short-term and long-term restricted cash held by trustees is primarily invested in certificates of deposit, which mature within one year. As of year end, 94% of the total amount is linked to the Dollar and 6% is linked to the Colombian Peso, bears interest at rates of 1.35% and 7.00%, respectively, and is released based upon performance milestones as stipulated in the Group’s agreements with the government of Colombia.

g.	Inventories:

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items, excess inventories, discontinued products, new products introduction and for market prices lower than cost. Any impairment loss is recognized in the consolidated statement of operations (see Note 11b).

Cost is determined as follows:

Raw materials, parts and supplies - using the average cost method with the addition of allocable indirect costs.

Work-in-progress - represents the cost of manufacturing with the addition of allocable indirect manufacturing costs.

Finished products – calculated on the basis of direct manufacturing costs with the addition of allocable indirect manufacturing costs.

h.	Long-term restricted cash:

Long-term restricted cash is primarily invested in certificates of deposit, which mature in more than one year, is linked to the dollar and bear an annual weighted average interest rate of 1.80%. This long-term restricted cash is used as collateral for the lease of the Group’s offices, a sale and lease back transaction, performance guarantees to customers and loans.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	i.	Investment in affiliated companies:

In these consolidated financial statements, affiliated companies are companies held by the Company to the extent of 20% or more (which are not subsidiaries), where the Company can exercise significant influence over operating and financial policies of the affiliate. The investment in affiliated companies is accounted for by the equity method. Profits on intercompany sales, not realized outside the Group, were eliminated.

The Company’s investments in affiliates are reviewed for impairment, in accordance with APB 18, whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable.

	j.	Investment in other companies:

The investment in these companies is stated at cost, since the Company does not have the ability to exercise significant influence over operating and financial policies of the investments.

The Company’s investments in other companies are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable in accordance with APB 18. Any impairment loss is recognized in the consolidated statement of operations (see Note 11b).

	k.	Long-term trade receivables:

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

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets as follows:

Years

Buildings	50
Computers and electronic equipment	3 - 12.5
Office furniture and equipment	5 - 17
Vehicles	7
Leasehold improvements	Over the term of the lease or the useful life of the improvements, whichever is shorter

Equipment leased to others under operating leases is carried at cost less accumulated depreciation and depreciated using the straight-line method over the useful life of the assets.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	m.	Intangible assets and deferred charges:

Intangible assets and deferred charges are stated at amortized cost. The assets are amortized using the straight-line method over their estimated useful lives, which are five to fifteen years, in accordable with FAS 142.

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
Any impairment loss is recognized in the consolidated statement of operations (see Note 11b).

	o.	Goodwill:

Goodwill represents the excess of the cost over the fair value of the net assets of businesses acquired.

SFAS 142 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill is tested for impairment by comparing the fair value of each of the Company’s reporting units with its carrying value. Fair values are determined using discounted cash flows, market multiples and market capitalization. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples. Any impairment loss is recognized in the consolidated statement of operations (see Note 11b).

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	p.	Revenue recognition:

The Group generates revenues mainly from the sale of products and services for satellite-based communications networks. Sale of products includes mainly the sale of VSAT’s and hubs and services include access to and communication via satellites (“space segment”), installation of network equipment, telephony services, internet services, consulting, on-line network monitoring, network maintenance and repair services. The Group sells its products primarily through its direct sales force and indirectly through resellers. Sales consummated by the Company’s sales force and sales to resellers are considered sales to end-users.

Revenues from product sales are recognized in accordance with SEC Staff Accounting Bulletin (“SAB”) No. 104 “Revenue Recognition”, (“SAB No. 104”), when delivery has occurred, persuasive evidence of an agreement exists, the vendor’s fee is fixed or determinable, no further obligation exists and collectability is probable. The Group does not grant rights of return. Service revenues are recognized ratably over the contractual period or as services are performed.

Arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets are recognized in accordance with Emerging Issues Task Force (“EITF”) Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”).

A multiple-element arrangement is separated into more than one unit of accounting if the functionality of the delivered element(s) is not dependent on the undelivered element(s), there is vendor-specific objective evidence (VSOE) of fair value of the undelivered element(s) and delivery of the delivered element(s) represents the culmination of the earnings process for those element(s).

If these criteria are not met, the revenue is deferred until such criteria are met or until the period in which the last undelivered element is delivered. If there is VSOE for all units of accounting in an arrangement, the arrangement consideration is allocated to the separate units of accounting based on each unit’s relative VSOE.

Revenues from products under sales-type-lease contracts are recognized in accordance with SFAS No. 13, “Accounting for Leases” (“SFAS No. 13”) upon installation or upon shipment, in cases where the customer obtains its own or others installation services. The net investments in sales-type-leases are discounted at the interest rates implicit in the leases. The present values of payments due under sales-type-lease contracts are recorded as revenues at the time of shipment or installation, as appropriate. Future interest income is deferred and recognized over the related lease term as financial income.

Revenue from products and services under operating leases of equipment are recognized ratably over the lease period, in accordance with SFAS No. 13.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	q.	Research and development:

Research and development expenses, net of grants received, are charged to expenses as incurred.

	r.	Grants:

The Company received royalty-bearing grants and non-royalty-bearing grants from the Government of Israel, U.S.-Israel Science and Technology Foundation (“USISTF”), from SES Global S.A (see Note 8d) and from other funding sources, for funding approved research and development projects. These grants are recognized at the time the Company is entitled to such grants on the basis of the costs incurred or milestones achieved as provided by the relevant agreement and included as a deduction from research and development expenses.

Research and development grants amounted to $ 3.9 million, $ 5.1 million and $ 5.3 million in 2002, 2003 and 2004, respectively.

As for one-time expense related to the settlement with the Office of the Chief Scientist in the Israeli Ministry of Industry and Trade (“OCS”) program. (see Note 13g).

	s.	Accounting for stock-based compensation:

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

The Company adopted the disclosure provisions of SFAS 148, “Accounting for Stock-Based Compensation - Transition and Disclosure” (“SFAS 148”), which amended certain provisions of SFAS 123. The Company continues to apply the provisions of APB 25 in accounting for stock-based compensation.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Pro forma information regarding the Company’s net income (loss) and net earnings (loss) per share is required under SFAS 123 and has been determined as if the Company had accounted for its employees share options under the fair value method of SFAS 123. The fair value of these options is amortized over their vesting period and estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rates of 3% for 2002, 2003 and 2004. A dividend yield of 0% for each of those years; a volatility factor of the expected market price of the Company’s ordinary shares of 0.73 for 2002, 0.43 for 2003 and 0.33 for 2004; and a weighted average expected life of the option of 3 years for each of those years.

The weighted average of the fair value of options granted for which the exercise price on the grant date equals the market price was $ 38.82, $ 2.49 and $ 1.66 during 2002, 2003 and 2004, respectively.

The weighted average of the fair value of options granted for which the exercise price on the grant date was higher than the market price was $ 0, $ 1.39 and $ 0.89 during 2002, 2003 and 2004, respectively.

The following table illustrates the effect on the net income (loss) and net earnings (loss) per share, assuming that the Company had applied the fair value recognition provision of SFAS 123 on its stock-based employee compensation:

	Year ended December 31,
	2002	2003	2004
	U.S. dollars In thousands (except per share data)
Net income (loss) as reported	$(348,204)	$143,631	$(9,451)

Add: stock based employee compensation expenses included in reported net income (loss) - intrinsic value	-	91	-

Deduct: total stock-based employee compensation expense determined under fair value based method	(12,896)	(2,580)	(1,017)

Pro forma net income (loss)	$(361,100)	$141,142	$(10,468)

Basic net earnings (loss) per share as reported	$(295.33)	$12.09	$(0.42)

Diluted net earnings (loss) per share as reported	$(295.33)	$11.31	$(0.42)

Pro forma basic earnings (loss) per share	$(306.26)	$11.88	$(0.47)

Pro forma diluted earnings (loss) per share	$(306.26)	$11.12	$(0.47)

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	t.	Income taxes:

The Group accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”. SFAS 109 prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between the financial reporting and the tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Group provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

	u.	Concentrations of credit risks:

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents, short-term and long-term restricted cash, short-term and long-term restricted cash held by trustees, trade receivables, short-term and long-term receivables in respect to capital lease and long-term trade receivables.

The majority of the Group’s cash and cash equivalents and short-term and long-term restricted cash are invested in Dollars with major banks in Israel and in the United States. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Group’s investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

The Group also has restricted cash held by trustees, which is invested in Dollar deposits and in Colombian Peso deposits with major banks in Colombia and in the U.S. As of December 31, 2004, restricted cash held by the trustees amounted to approximately $ 29.6 million. The Company is entitled to the cash held by the trustee in stages based upon operational milestones. The cash held in trust is reflected in the Company’s balance sheet as “restricted cash held by trustees”. If the Company does not meet certain milestones, or if the government of Colombia terminates the contracts unilaterally, the Company may be unable to receive this restricted cash.

Trade receivables, short-term and long-term receivables in respect with capital leases and long-term trade receivables of the Group are derived from sales to major customers located in the U.S., Europe, Far East and South America (mainly one customer in Peru and one customer in Brazil in the amount of $ 14.0 million and $ 11.3 million, respectively). The Group performs ongoing credit evaluations of its customers and obtains letters of credit and bank guarantees for certain receivables. An allowance for doubtful accounts is determined with respect to those amounts that the Group has determined to be doubtful of collection and a general allowance is provided to cover additional potential exposures.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

	v.	Retirement related benefits

Severance Pay

The Company’s liability for severance pay for its Israeli employees is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees whose employment is terminated by the Company or who are otherwise entitled to severance pay in accordance with Israeli law or labor agreements are entitled to one month’s salary for each year of employment or a portion thereof. The Company’s liability for all of its Israeli employees is partly provided by monthly deposits for insurance policies and the remainder by an accrual. The value of these policies is recorded as an asset in the Company’s consolidated balance sheet.

The deposited funds made for the Company’s employees include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes profits.

Severance pay expenses for the years ended December 31, 2002, 2003 and 2004, amounted to approximately $ 1.9 million, $ 6.8 million and $ 3.4 million, respectively.

The severance pay expenses for the year 2003 include expenses in an amount of $ 3.2 million as per the settlement agreement with the retired management.

401K profit sharing plans

The Company has a number savings plans in the United States that qualify under Section 401(k) of the Internal Revenue Code. U.S employees may contribute up to 15% or 100% of their pretax salary, but not more than statutory limits. The Company contributes either a) one dollar for each dollar a participant contributes in this plan, in an amount of up to 3% of a participant’s earnings and in addition, it contributes fifty cents for each dollar a participant contributes in this plan, for an additional 3% of a participant’s earnings or b) 25% of the first 6% a participant contributes in this plan. Matching contributions in 2002, 2003 and 2004 for all the plans were $ 0.9 million, $ 0.5 million and $ 0.7 million, respectively. Matching contributions are invested in proportion to each participant’s voluntary contributions in the investment options provided under the plan.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	w.	Fair value of financial instruments:

The following methods and assumptions were used by the Group in estimating their fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, short-term restricted cash, restricted cash held by trustees, trade receivables, short-term bank credit and trade payables approximate their fair value due to the short-term maturity of such instruments.

The carrying amounts of the Group’s long-term borrowing arrangements, long-term trade receivables and long-term restricted cash approximate their fair value. The fair value was estimated using discounted cash flow analysis, based on the Group’s incremental borrowing rates for similar borrowing arrangements.

The fair value of the convertible subordinated notes, which was determined according to market value, and the carrying amount of the Company’s convertible subordinated notes was $ 4.9 million and $ 15.5 million as of December 31, 2003, respectively and $ 10.1 million and $ 16.2 million as of December 31, 2004, respectively.

	x.	Net earnings (loss) per share:

Basic net earnings (loss) per share are computed based on the weighted average number of ordinary shares outstanding during each year. Diluted net earnings (loss) per share is computed based on the weighted average number of ordinary shares outstanding during each year, plus dilutive potential ordinary shares considered outstanding during the year, in accordance with SFAS No. 128, “Earnings Per Share”.

The difference between the weighted average number of shares used in computing basic net earnings per share and the weighted average number of shares used in computing diluted net earnings per share for the year ended December 31, 2003 is derived from potential ordinary shares attributable to the convertible subordinated notes and stock options. For 2002, the shares attributable to the convertible subordinated notes and stock options have been excluded from the calculation of the diluted net loss per ordinary share and for 2004, the shares attributable to the convertible subordinated notes, stock options and warrant granted to Bank Hapoalim have been excluded from the calculation of the diluted net loss per ordinary share because such securities were anti-dilutive.

In the year ended December 31, 2003, there was an adjustment to net income in computing diluted earnings per share to exclude interest expenses related to the convertible subordinated notes in the amount of $ 1.4 million. In the years ended December 31, 2002 and 2004, there were no adjustments to net loss in computing diluted loss per share.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Convertible subordinate notes, outstanding stock options and warrant to the bank to purchase 495,875 ordinary shares in 2002, 3,487,320 ordinary shares in 2003 and 9,990,282 ordinary shares in 2004 were outstanding, but were not included in the computation of diluted earnings per share because a) the Company had a loss; or b) the exercise prices of the convertible subordinate notes, outstanding stock options and warrant were greater than the average market price of the ordinary shares and, therefore, the effect would have been anti-dilutive.

	y.	Impact of recently issued accounting standards:

In November 2004, the FASB issued Statement of Financial Accounting Standard No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4.” (“SFAS 151”). SFAS 151 amends ARB No. 43, Chapter 4, to clarify that abnormal amount of idle facility expense, freight handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS 151 requires that allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. SAFS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect that the adoption of SFAS 151 will have a material effect on its financial position or results of operations.

In December 2004, the FASB issued Statement of Financial Accounting Standard No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29 (“SFAS 153”). The guidance in APB Opinion No. 29, Accounting for Nonmonetary Transactions (“APB 29”), is based on the principle that exchanges of nonmonetary assets should be measure based on fair value of the assets exchanged. APB 29 included certain exceptions to that principle. SFAS 153 amends APB 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not expect that the adoption of SFAS 153 will have a material effect on its financial position or results of operations.

On December 16, 2004, the FASB issued FASB Statement No. 123 (Revised), Share Based Payment, which is revision of FASB Statement No. 123, Accounting for Stock Based Compensation. SFAS 123R supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flow. Generally, the approach in SFAS 123R is similar to the approach described in Statement 123. However, SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair value. Pro forma disclosure is no longer an alternative.
SFAS 123R must be adopted no longer than July 1, 2005. Early adoption is permitted in periods in which financial statement have not yet been issued. The Company expects to adopt SFAS 123R on July 1, 2005.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

SFAS 123R permits companies to adopt its requirement using one of the two methods:

1.	A “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123R for all share-based payments granted after the effective date and (b) based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123R that remain unvested in the effective date.

2.	A “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based in the amounts previously recognized under SFAS 123 for purposes of pro forma disclosures either: (a) all prior periods presented or (b) prior interim period of the year of adoption.

The Company plans to adopt SFAS 123R using the modified prospective method. As permitted by SFAS 123, the Company currently accounts for share based payments to employees using APB 25’s intrinsic value method and, as such, generally recognizes no compensation cost for employees’ stock options. Accordingly, the adoption of SFAS 123R fair value method will have a significant impact in the Company’s result of operations, although it will have no impact on its overall financial position. The impact of adoption of SFAS 123R cannot be predicted at this time because it will depend on levels of share based payments granted in the future. However, had the Company adopted SFAS 123R in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net income and earnings per share in Note 9b.

z.	Reclassification:

Certain 2002 and 2003 figures have been reclassified to conform to the 2004 presentation.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:-	INVENTORIES

	a.	The inventories are comprised of the following:

	December 31,
	2003	2004
	U.S. dollars in thousands
Raw materials, parts and supplies	$8,731	$5,598
Work in progress	7,451	5,553
Finished products	21,578	12,126

	$37,760	$23,277

b.	As for write-off of inventory and other charges, see Note 11b.

NOTE 4:-	INVESTMENTS IN AFFILIATED COMPANIES AND EXCESS OF LOSSES OVER INVESTMENTS

	a.	The investments in affiliated companies and excess of losses over investments are comprised of the following:

	December 31,
	2003	2004
	U.S. dollars in thousands
Cost	$26,303	$2,388
Share in accumulated losses	(28,846)	(4,490)

Total excess of losses over investments	$(2,543)	$(2,102)

b.	Since StarBand was consolidated as of January 1, 2004, it is no longer included under investments in affiliated companies, see Note 1b.

c.	Investment in Satlynx

In May 2002, the Company completed an agreement with SES Global S.A (formerly known as SES Finance S.A), a related party of the Group, to form Satlynx S.A. (“Satlynx”), a company that provides two-way satellite broadband communications services to enterprises, consumers and Small-office home-office (“Soho”) users in Europe. The Company and SES Global S.A contributed cash and in kind contributions, which included existing facilities, transponders capacity, hubs, terminals, technology and technical and marketing assistance (some of these assets were immediately purchased by Satlynx from SES Global S.A and from the Company with the cash investment). As part of the agreement, the Company sold to Satlynx its existing European operations and service-based enterprise customers in France, Italy, Germany, Holland, England and Czechoslovakia for $ 12 million in cash and approximately $ 2.5 million in a note (the “Satlynx Note”).

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:-	INVESTMENTS IN AFFILIATED COMPANIES AND EXCESS OF LOSSES OVER INVESTMENTS (Cont.)

In June 2003, Alcatel Space and Skybridge LP, subsidiaries of Alcatel, invested certain intangible assets and committed to provided certain services to Satlynx, including technical, engineering and marketing support, € 8 million in cash and in addition in-kind contributions, in exchange for approximately 10% of Satlynx (decreasing the Company’s ownership in Satlynx to approximately 45%). In February and March 2004, Alcatel Space and Skyridge invested in Satlynx additional in-kind contributions and € 7 million in cash. Subsequent to these transactions, the Company holds approximately 40.6% of Satlynx issued shares. The Company’s shareholdings may further decrease to 17%, pending negotiations currently underway with the shareholders of Satlynx.

The Company accounted for its investment in Satlynx as a contribution of assets to the newly formed entity at the transferors’ basis, which was equal to the amount of the Satlynx Note, in accordance with EITF 89-7 (as was codified into EITF 01-2) and APB 18. The Company has determined that it does not control Satlynx for the following reasons: (i) the Company owned approximately 50%, 45% and 40.6% of the outstanding shares, in May 2002, June 2003 and March 2004, respectively, which is less than a majority of the shares; (ii) the CEO of Satlynx has been appointed by SES Global S.A (the other major shareholder); and (iii) the shareholders agreement entered into between the Company and SES Global S.A provides SES Global S.A with certain veto and management rights which enable SES Global S.A to participate in significant financial and operating decisions that would normally be made in the ordinary course of business.

As such, SES Global S.A has the ability to block significant business decisions that the Company might otherwise choose to undertake. As such, the Company ceased to consolidate its European operations as of May 1, 2002. Equity in earnings (losses) of affiliates companies include payments received on account of note, interest and certain receivables, which were all written-off in prior years. The Company recognized equity profits (losses) in the amount of ($ 4.1) million, ($ 1.6) million and $ 1.2 million in the years ended December 31, 2002, 2003 and 2004, respectively. During the above years, the Company did not record any amount on account of its shares in the affiliate’s losses. As of December 31, 2004, the excess of losses over the investment in Satlynx amounted to approximately $ 2.1 million.

The Company analyzed whether Satlynx can finance its activities without additional financial support from other parties and concluded that the equity investment at risk was not greater than the expected losses of the entity. Accordingly the Company believes that Satlynx is a VIE, as defined in FIN 46.

As Satlynx is considered a VIE, the Company performed an analysis in which it allocated the expected losses and expected residual returns to the Company and to the other investors in Satlynx using expected cash flows derived by projecting possible cash flows and assigning each projection with a probability weight. Through its analysis, the Company concluded it does not absorb the majority of Satlynx’s expected losses and does not receive the majority of the residual return. Accordingly the Company believes that the Company is not the primary beneficiary of Satlynx, and therefore Satlynx should not be consolidated into the Company’s consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:-	INVESTMENTS IN OTHER COMPANIES

	a.	On June 30, 2001, the Company’s subsidiary, GTHLA completed a transaction with Communication y Telefonia Rural S.A. (“CTR”) via Rural Telecommunications Chile S.A. (“RT”), an entity formed by CTR to facilitate this transaction, whereby GTHLA transferred to RT its Chilean rural telephony network, comprised of property and equipment totaling approximately $ 4.7 million, capitalized software totaling approximately $ 3.4 million, and inventory totaling approximately $ 3.1 million, in exchange for 13% of the outstanding shares of CTR.

	b.	In April 2000, Gilat BV and the other shareholders of Gilat To Home Latin America (Antilles) N.V. (formerly - “Global Village Telecom (Antilles) N.V.”) (“GTHLA”) entered into an agreement, pursuant to which the latter were to exchange all of their rights in GTHLA for the rights that GTHLA held in two Brazilian entities formed to provide telephone and other communications services in south central Brazil, and a cash payment of $ 5.3 million. As part of the transaction, the Company granted a $ 40 million long-term loan (the "Note"), to a new entity formed by those investors, in exchange for a note convertible into common shares of the new entity equal to approximately 9.1% of the then outstanding shares of the new entity. The note bore interest at 5% per annum and was to mature in May 2002.

On May 14, 2002, the Company accepted an amendment and restatement of the Note. Under the terms of the restated Note, the Note was to mature on December 27, 2002 and a portion of the interest ($ 3 million) was due in installments, the last of which was paid on September 30, 2002. In addition, the amended Note improved the conversion terms for the Company and also provided for a cash pre-payment of certain amounts to the Company in certain events. Due to financial difficulties of the debtors, the Note was not repaid. On June 16, 2003, the Company accepted a second amendment to the Note. Under the terms of the second amendment, the debtor was granted an option exercisable until December 31, 2003, to purchase the Note from the Company against payment to the Company of $ 4.3 million in cash and issuance of 2% of the issued and outstanding shares of the debtor. As of December 31, 2003, the option was exercised and fully paid.

	c.	As for impairment of investment in other companies, see Note 11b.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:-	PROPERTY AND EQUIPMENT, NET

	a.	Composition of property and equipment, grouped by major classifications, is as follows:

	December 31,

	2003	2004

	U.S. dollars in thousands

Cost:
Buildings and land	$90,827	$90,907
Computers and electronic equipment	165,626	183,396
Equipment leased to others	37,156	23,703
Office furniture and equipment	12,167	10,611
Leasehold improvements	5,278	4,475
Vehicles	258	224

	311,312	313,316
Accumulated depreciation and provision for impairment (*)	169,731	176,118

Depreciated cost	$141,581	$137,198

(*) The accumulated depreciated of equipment leased to others as of December 31, 2004 and 2003 is $ 14.3 million and $ 34.3 million, respectively.

	b.	Depreciation expenses totaled $ 41.7 million, $ 23.9 million and $ 30.0 million in 2002, 2003 and 2004, respectively.

	c.	As for impairment of property and equipment and other charges, see Note 11b.

	d.	As for pledges and securities, see Note 13f.

NOTE 7: -	INTANGIBLE ASSETS AND DEFERRED CHARGES, NET

	a.	Composition of intangible assets and deferred charges, grouped by major classifications, is as follows:

		December 31,
	Weighted
	average	2003	2004
	amortization
	period	U.S. dollars in thousands

Cost:
Identifiable intangible assets resulting from acquisitions of subsidiaries	12.8	$21,800	$21,501
Deferred income taxes (see Note 12d)	-	57	-
Customer acquisition costs	6.3	3,776	3,776
Other	2.8	4,095	3,744

	10.7	29,728	29,021
Accumulated amortization and provision for impairment		20,111	21,457

Amortized cost		$9,617	$7,564

GILAT SATELLITE NETWORKS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7: -	INTANGIBLE ASSETS AND DEFERRED CHARGES, NET (Cont.)

	b.	Amortization expenses amounted to $ 4.5 million, $ 2.4 million and $ 1.7 million for the years ended December 31, 2002, 2003 and 2004, respectively.

	c.	As for impairment of intangible assets and deferred charges, see Note 11b.

	d.	Estimated amortization expenses for the following years is as follows:

Year ending December 31,	In thousands

2005	$1,284
2006	1,051
2007	966
2008	946
2009	663
2010 and thereafter	2,654

$7,564

NOTE 8:-	COMMITMENTS AND CONTINGENCIES

	a.	On March 29, 2001, Spacenet Inc. completed a transaction for the sale and leaseback of its corporate headquarters building. The sale price of the property was approximately $ 31.5 million net of certain fees and commissions. Concurrent with the sale, Spacenet Inc. entered into an operating leaseback contract for a period of fifteen years at an initial annual rental of approximately $ 3.5 million plus escalation. The capital gain resulting from the sale and leaseback amounting to $ 5.6 million was deferred and is being amortized over the 15-year term of the lease. In accordance with the lease terms, Spacenet Inc. made a security deposit consisting of a $ 5.5 million fully cash collateralized letter of credit for the benefit of the lessor. The lease is accounted for as an operating lease in accordance with SFAS 13.

	b.	Lease commitments:

Minimum lease commitments of certain subsidiaries under non-cancelable operating lease agreements in respect of premises occupied by them, at rates in effect subsequent to December 31, 2004, are as follows:

	Gross commitments	Receivables from subleases	Net commitments

Year ending December 31,	U.S. dollars in thousands

2005	$6,062	$811	$5,251
2006	5,371	631	4,740
2007	5,013	474	4,539
2008	4,624	237	4,387
2009 and thereafter	35,025	602	34,423

	$56,095	$2,755	$53,340

GILAT SATELLITE NETWORKS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8:-	COMMITMENTS AND CONTINGENCIES (Cont.)

Gross rent expenses and income from subleases totaled to: in 2002, $ 5.1 million and $ 0, respectively; in 2003, $ 7.2 million and $ 1.2 million, respectively and in 2004, $ 8.0 million and $ 1.5 million, respectively.

Out of the above commitment, $ 1.6 million are included as restructuring accrual in other account payable and other long-term liabilities. Some of the Group’s premises lease agreements do not include renewal options.

	c.	Commitments with respect to space segment services:

All the required space segment services necessary to meet the terms of the current customer contracts are obtained from either SES Americom or from unrelated third parties under contracts ranging from one to twelve years (see also Note 10a).

Future minimum payments due for space segment services mainly to SES Americom, a related party, subsequent to December 31, 2004, are as follows:

Year ending December 31,	U.S. dollars in thousands

2005	$20,646
2006	19,664
2007	15,890
2008	13,030
2009 and thereafter	41,760

$110,990

Space segment services expenses, mainly to SES Americom, a related party, totaled $ 25.5 million, $ 18.6 million and $ 27.4 million in 2002, 2003 and 2004, respectively.

d.	In June 2003, the Company entered into the development agreements with SES Global S.A, a related party of the Group. Under the agreements, SES Global S.A is to invest up to an aggregate of $ 6 million in research to be performed by the Company. In addition, the Company is required to pay SES Global S.A a 10% royalty per outdoor unit, as described blow, sold for up to a total recoup by SES Global S.A of its investment and thereafter, the royalties decrease to 5% per unit. Royalties will be payable for sales of product units which include components developed under the agreements. As of December 31, 2004, the Company has not finalized the development and as such no royalties have been paid or accrued. As of December 31, 2004, the amounts invested by SES Global S.A amounted to $ 4.4 million, see Note 14a.

GILAT SATELLITE NETWORKS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8:-	COMMITMENTS AND CONTINGENCIES (Cont.)

	e.	In December 2003 and October 2004, the Company received initial tax assessments for the tax years 1998 and 1999-2001, respectively, for approximately $ 45 million plus $ 7 million in penalties based on various claims of the Israeli Tax Authorities. In January 2005, the Company received a final tax assessment for the tax year 1998 for approximately $ 0.5 million including penalties, reduced from the $ 10.5 million in the initial tax assessment. The Company intends to vigorously defend itself in the 1998 and 1999-2001 actions. In addition, the claims made by the tax authorities may also be made in the years 2002 through 2004. Any such claims, if substantiated and proven, could have a significant adverse effect on the financial condition of the Company. The Israeli Tax authorities and the tax authorities in the jurisdictions in which the Group operates might raise additional claims, which might result in payment of additional taxes. The Company believes that it has adequate provisions to cover those exposures in accordance with SFAS 5.

	f.	The Company has received notice from the Israeli Stamp Tax authorities requiring that Gilat disclose all documentation which may be subject to Stamp Tax duties from June 1, 2003 to date. The authorities’ right to demand Stamp Tax duty is pending deliberation by Israel’s High Court. The Company intends to challenge any demands for payments received from the Stamp Tax authorities should such demands be received. The Company believes that it has adequate provisions to cover those exposures in accordance with SFAS 5.

	g.	In 2003, the Company entered into a consulting agreement with Israel Literage & Supply Co. Ltd., a company under the ownership and control of Shlomo Rodav, the Chairman of the Board of Directors of the Company and a related party. The agreement specifies management services to be provided to the Company through Mr. Rodav. Pursuant to the agreement, Israel Literage & Supply Co. Ltd. receives: (i) $ 25,000 per month; (ii) an annual bonus of 2.5% of the net profits after tax for each fiscal year beginning in 2003; and (iii) participation in the Company’s employee stock option and bonus plans. In addition, Shlomo Rodav was granted 150,000 options exercisable at $ 5.00 per share over a three-year vesting period (see Note 9e).
In February 2005, the Company’s shareholders approved an additional payment to be made to Israel Literage & Supply Co. Ltd. for services rendered to the Company by Shlomo Rodav in his capacity as its chief executive officer from July 1, 2004 through December 31, 2004. The compensation approved was an additional monthly payment of $ 25,000 for the six-month period beginning July 1, 2004 and a $ 300,000 bonus for 2004.

In 2003 and 2004, as a result of the above agreements the Company recorded an expense in the amount of $ 1.4 million and $ 1.0 million, respectively, which is included in selling, marketing, general and administrative expenses.

GILAT SATELLITE NETWORKS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8:-	COMMITMENTS AND CONTINGENCIES (Cont.)

	h.	Legal claims:

		1.	In the first half of 2002, a number of securities class action lawsuits were filed against the Company and certain of its officers and directors. The litigation includes actions filed in the United States District Court and a request to file a class action lawsuit in the Tel-Aviv District Court, Israel. The class action suits, allege violations of the federal securities laws and claims that the Company issued material misrepresentations to the market. The class action suits in the U.S. have been consolidated into a single action in the United States District Court for the Eastern District of New York. An amended complaint was filed on May 13, 2003. The plaintiffs filed another motion to amend this claim. This motion was granted and an amended claim was filed in September 2004. The Company filed an amended motion to dismiss the complaint, which is a pending hearing by the court. The Israeli court granted a motion to stay the proceedings of the Israeli action pending the outcome of the US class action proceeding. The Company believes the allegations against it and its officers and directors are without merit and intend to contest them vigorously.

		2.	In 2002, a third party issued a letter to the Company claiming that it had rights to a portion of one of its subsidiaries based upon a document and certain partial payments made. The matter was settled in 2004 with payment by the Company of approximately $ 1.15 million.

		3.	In September 2003, Nova Mobilcom S.A. (“Mobilcom”) filed a lawsuit against Gilat do Brasil, a wholly-owned subsidiary of the Company, for specific performance of a memorandum of understanding which provided for the sale of Gilat do Brazil, and specifically the GESAC project, to Mobilcom for an unspecified amount. The Company does not believe that this claim has any merit, and the Company is vigorously defending itself against the claims presented therein.

		4.	The Brazilian tax authority has filed a claim against a subsidiary of Spacenet Inc. in Brazil, for alleged taxes due of approximately $ 4.0 million. The subsidiary received notice of a lower administrative ruling against it in this regard, and it filed an administrative appeal on the ruling. The subsidiary denies such claim and is vigorously defending against it.

		5.	Various claims against companies within the Group, some of which are in litigation, have been alleged by former employees for commissions owed, wrongful termination and severance in the aggregate amount of approximately $ 1.4 million. The Company believes that such claims are without merit and will defend against them vigorously.

		6.	From time to time, the Company receives claims that it may be infringing patents, copyrights or other intellectual property rights owned by third parties. The Company does not believe it is infringing any intellectual property rights of third parties and intends to vigorously dispute such claims.

GILAT SATELLITE NETWORKS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8:-	COMMITMENTS AND CONTINGENCIES (Cont.)

		7.	Certain claims have been alleged, in the past three years, against the Group in the aggregate amount of approximately $ 3.2 million for items such as agent commissions, compliance issues and breach of contract. The Company believes that such claims are without merit and will defend against them vigorously.

In accordance with SFAS 5, the Company has accrued approximately $ 2.6 million for the expected implications of such legal actions claims alleged against the Group.

	i.	Pledges and securities - see Note 13f.

	j.	Guarantees:

The Group guarantees its performance to certain customers (generally to government entities) through bank guarantees and corporate guarantees. Guarantees are often required for the Group’s performance during the installation and operational periods of long-term rural telephony projects such as in Latin America, and for the performance of other projects (government and corporate) throughout the rest of the world. The guarantees typically expire when certain operational milestones are met.

The maximum potential amount of future payments that the Group could be required to make under its bank and corporate guarantees at December 31, 2004 is approximately $ 112.3 million. This amount includes the following guarantees:

		1.	The aggregate amount of bank guarantees provided in order to secure the Group’s performance obligations is approximately $ 16.5 million, comprised mainly of performance guarantees provided on behalf of the Company’s subsidiary in Peru in an amount of approximately $ 11.5 million. The Group has restricted cash as a collateral for these guarantees in an amount of approximately $ 9.5 million.

		2.	The aggregate amount of corporate guarantees provided in order to secure the Group’s performance obligations is $ 69.0 million, comprised mainly of guarantees for three projects in Colombia for an aggregate of $ 67.0 million.

		3.	In addition, the Group has provided corporate and bank guarantees for certain leases throughout the world, lines of credit and capital lease agreements for an aggregate of approximately $ 26.8 million. The Group has restricted cash as a collateral for these guarantees in an amount of approximately $ 7.8 million.

In accordance with FIN No. 45, the Company has not recorded any liability for such amounts, as the Company expects that its performance will be acceptable. To date, no guarantees have ever been exercised against the Company.

GILAT SATELLITE NETWORKS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	SHAREHOLDERS’ EQUITY (DEFICIENCY)

	a.	Share capital:

Ordinary shares confer upon their holders voting rights, the right to receive cash dividends and the right to share in excess assets upon liquidation of the Company.

	b.	Stock Option Plans:

The Company has three stock option plans, the 1993, the 1995 and the 2003 Stock Option and Incentive Plans (“the Plans”). The 1995 plan was amended in 1997, 1998 and 1999. Under the Plans, options may be granted to employees, officers, directors and consultants of the Group. Pursuant to the Plans, as of December 31, 2004, the Company reserved for issuance a total of 1,704,500 ordinary shares. As of December 31, 2004, an aggregate of 231,789 ordinary shares of the Company are still available for future grant.

Options granted under the Plans generally vest quarterly over 2 to 4 years, 25% of the options granted under the tender offer on November 27, 2001 vested immediately and the remainder vested quarterly over two years. Options granted in December 2003 and thereafter vest quarterly over two years. Those options will expire ten years from the date of grant. Any options, which are forfeited or canceled before expiration, become available for future grants. The exercise price per share under the 1993 and 1995 plans was not less than the market price of an ordinary share at the date of grant. The exercise price for the 2003 Plan shall be the higher of (i) $ 5.00 per share; and (ii) the market value of the shares as of the date of the option grant, unless otherwise provided in the stock option agreement. No compensation expenses in connection with options that were granted to employees has been charged against income in the years ended December 31, 2002, 2003 and 2004, except as discussed in c and d below.

In January 2002, the Company’s Board of Directors resolved to accelerate the vesting period for all the Company’s employees whose employment was to be terminated as part of the change of control of six European subsidiaries sold to Satlynx S.A. (see Note 4c). In addition to immediate vesting of all options, effective upon the change of control, the exercise period of the options was modified such that Satlynx employees have a 60-day period to exercise their options in the event their employment is terminated by Satlynx. The Company did not record any compensation expenses as a result of these modifications in accordance with FIN 44.

GILAT SATELLITE NETWORKS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	SHAREHOLDERS’ EQUITY (DEFICIENCY) (Cont.)

A summary of the status of the Plans as of December 31, 2002, 2003 and 2004, and changes during the years ended on those dates, is presented below:

	Year ended December 31,

	2002		2003		2004

	Number of Options	Weighted average exercise price	Number of Options	Weighted average exercise price	Number of Options	Weighted average exercise price

		$		$		$

Options outstanding at the beginning of the year	367,707	152.6	381,029	136.2	1,591,602	24.2
Changes during the year:
Granted	46,166	77.8	1,370,920	5.0	242,766	6.1
Exercised	(65)	77.2	(29,016)	88.6	(87,341)	5.0
Expired	-	-	-	-	(125)	180
Forfeited and cancelled	(32,779)	238.0	(131,331)	134.7	(308,258)	48.4

Options outstanding at the end of the year	381,029	136.2	1,591,602	24.2	1,438,644	17.1

Options exercisable at the end of the year	237,203	161.0	530,904	60.5	973,780	22.0

The options outstanding as of December 31, 2004, have been separated into ranges of exercise price as follows:

Ranges of exercise price	Options outstanding as of December 31, 2004	Weighted average remaining contractual life	Weighted average exercise price	Options exercisable as of December 31, 2004	Weighted average exercise price of exercisable Options

		(Years)

$ 5.0	1,132,409	9.0	$5.0	824,099	$5.0
$ 5.36-42.4	191,223	9.6	$6.4	42,466	$7.2
$ 77.2-79.0	98,191	7.0	$77.6	90,875	$77.5
$ 159.6-3,197.5	16,821	4.1	$597.8	16,340	$607.8

	1,438,644	8.9	$17.1	973,780	$22.0

c.	In August 2003, rStar granted 2.8 million options of rStar common stock to its CEO in accordance with the terms of his employment agreement. The exercise price was $ 0.16 per share of common stock. The options were treated in the subsidiary under APB 25 as variable plan and compensation expense of $ 764,000 has been recorded in the year ended December 31, 2003, using the accelerated method of accounting for incentive stock options. The Company recorded the amount in its equity accounts as stock compensation related to options issued in a subsidiary. The compensation expense was included in selling, marketing, general and administrative expenses. As part of the acquisition of the minority interest of rStar, rStar purchased the vested options of its CEO (see Note 1c), in consideration of $ 440,000 ($ 0.60 less the exercise price for each option). The difference between the $ 764,000 compensation expenses and the cash consideration was recorded as a reduction of selling, marketing, general and administrative expenses.

GILAT SATELLITE NETWORKS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	SHAREHOLDERS’ EQUITY (DEFICIENCY) (Cont.)

	d.	In 2003, the Company reduced the weighted exercise price of 29,016 options granted to its then CFO as part of a separation agreement from $ 88.6 to $ 1.26 per share. As a result, the Company recorded compensation expenses of $ 91,000, which is included in selling, marketing, general and administrative expenses in accordance with APB 25 and FIN 44. The Company’s CFO exercised those options in September and December 2003.

	e.	In 2003, the Company granted 150,000 stock options to its Chairman of the Board of Directors, a related party, in accordance with the terms of his consultancy agreement. The exercise price is $ 5.00 per share. The Company accounted for its options under the fair value method of SFAS 123 and EITF 96-18. The fair value of these options was estimated using a Black-Scholes option-pricing model with the following weighted-average assumptions for 2003 and 2004: risk-free interest rates of 3%, dividend yields of 0%, volatility factor of the expected market price of the Company’s ordinary shares of 84%, and a weighted-average expected life of the options of three and half years. Changes in the fair value of the options prior to completion of performance are reflected as an adjustment to the expense to be included in future periods over the vesting period. In 2003 and 2004, the Company recorded compensation expense of $ 233,000 and $ 207,000, respectively which included in selling, marketing, general and administrative expenses.

	f.	In 2003, the Company granted 225,000 stock options to its then CEO in accordance with the terms of his employment agreement. The exercise price is $ 5.00 per share. The options were treated under APB 25 as variable plan. No compensation expense has been recorded in the years ended December 31, 2003 and 2004 since the market price of the underlying share was lower than the exercise price of the option. All such options vested upon the former CEO separation from the Company in July 2004. All options shall expire if not earlier exercised by July 14, 2007.

	g.	Dividends:

		1.	In the event that cash dividends are declared by the Company, such dividends will be declared and paid in Israeli currency. Under current Israeli regulations, any cash dividend in Israeli currency paid in respect of ordinary shares purchased by non-residents of Israel with non-Israeli currency, may be freely repatriated in such non-Israeli currency, at the exchange rate prevailing at the time of repatriation.

		2.	Pursuant to the terms of a credit line from a bank (see Note 13f), the Company is restricted from paying cash dividends to its shareholders without initial approval from the bank.

GILAT SATELLITE NETWORKS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10:-	RESTRUCTURING OF DEBTS

	a.	In March 2003, the Company completed a plan of arrangement with its bank lenders, holders of the Company’s convertible subordinated notes, and certain other creditors (herein the “arrangement”). The arrangement resulted in an increase of share capital and additional paid-in capital in approximately $ 55.2 million, net of expenses in the amount of $ 2.8 million and a gain of approximately $ 185.6 million, net of related expenses in the amount of approximately $ 11.9 million and $ 5.7 million in tax expenses. The related expenses included settlement payments to outgoing management in the amount of $ 2.4 million and debenture issuing expenses in the amount of $ 4.1 million.

As part of the arrangement, the Company amended the following agreements, as detailed herein:

		1.	4.25% Convertible Subordinated Notes due in 2005 (the “Old Notes”):

Under an Offering Memorandum issued at the end of February 2000, the Company issued in March 2000, $ 350 million 4.25% Convertible Subordinated Notes due 2005 (the “Old Notes”), traded in the United States on the Private Offerings, Resales and Trading through Automated Linkages (“PORTAL”) market and due March 15, 2005. As part of the arrangement, the Company converted the old notes into equity and New Notes.

In exchange for the Old Notes, which had a principal amount of $ 350 million plus $ 12 million in accrued interest, the Company issued (i) 10,104,195 ordinary shares and (ii) $ 83.3 million in principal amount of 4.00% Convertible Notes due in 2012, also called “New Notes”. The Company shall pay interest on the New Notes semiannually in arrears on April 1 and October 1 of each year, beginning on April 1, 2005. The first interest payment shall be payable with respect to the period from January 1, 2005 to April 1, 2005. Prior to January 1, 2005, interest will be accrued and compounded semi-annually. The Company shall pay $ 2.5 million of the principal amount of the New Notes on each of April 1 and October 1, in both 2010 and 2011, and the remaining principal amount at maturity. The New Notes are convertible at the option of the holder into the Company’s ordinary shares at a conversion price of $ 17.4 per ordinary share at any time after one year from the date of issuance of the New Notes and before close of business on October 1, 2012, unless the New Notes have been converted pursuant to a mandatory conversion clause. Commencing January 1, 2005, the Company may, at its option, require the conversion right to be exercised under certain circumstances set forth in the indenture. The collateral for the New Notes is a second priority security interest consisting of a floating charge on all of the Company’s assets and a pledge of all of the shares of Spacenet Inc., a wholly owned subsidiary of the Company.

The interest of the holders of the New Notes in the collateral is subordinated to the security interest granted for the benefit of the lending banks. As of December 31, 2003 and 2004, the outstanding amount of the convertible Subordinated notes is $ 15.5 million and $ 16.2 million, respectively.

GILAT SATELLITE NETWORKS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10:- RESTRUCTURING OF DEBTS (Cont.)

2.	Bank Hapoalim:

Of the $ 102 million in principal amount due from the Company to Bank Hapoalim in six semiannual payments until July 2, 2005, (i) $ 25.5 million was converted into 924,430 ordinary shares of the Company, (ii) $ 5.1 million was converted into New Notes of the same principal amount, and (iii) the remaining debt amount of $ 71.4 million remains as a loan on revised terms. To secure repayment of the loan, the Company granted a first priority security interest in favor of Bank Hapoalim consisting of a floating charge over all the Company’s assets and pledged all of the shares of Spacenet Inc. held by the Company. These liens are pari passu with the charges granted in the framework of the arrangement to Bank Leumi and Discount Bank. Following the arrangement, Bank Hapoalim is considered a related party.

3.	Bank Leumi:

Under the arrangement, Bank Leumi revised the terms of the restructured loan to include principal payments in the amount of $ 1 million annually during each of 2003 and 2004, and principal payments of $ 4 million annually during each of the years 2005 through 2011. The loan bears interest at the six-month LIBOR rate plus 2.5%, and is secured by a first priority charge on the Company’s real property located in Petach Tikva, Israel. In addition, Bank Leumi agreed to maintain its line of credit utilized for performance guarantees for the Company’s benefit and for its direct and indirect subsidiaries in the then existing aggregate amount of $ 15 million for at least one year terminated in March 2004, subject to the limitation that continued availability of the line of credit may be affected by the overall collateral made available by the Company in support of credit used by the Company in the future for the issuance of guarantees. To secure the line of credit of Bank Leumi, the Company granted to Bank Leumi a second priority charges on its real property in Petach Tikva, Israel, which is pari passu with the charges granted to Discount Bank.

4.	Bank Discount:

Under the arrangement, Bank Discount agreed to maintain its performance guarantees for the Company’s benefit and its subsidiaries in the then existing amount of $ 11 million for at least one year terminated in March 2004. The Company’s obligations to Bank Discount are secured by a second priority charge on its real estate property in Petach Tikva, Israel, which is pari passu with the second priority charge granted to Bank Leumi.

GILAT SATELLITE NETWORKS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10:- RESTRUCTURING OF DEBTS (Cont.)

5.	SES Americom:

Under the arrangement, the Company entered into a new agreement with SES Americom, a related party of the Group and its major supplier of satellite transponder capacity. According to the agreement, SES Americom agreed to allow Spacenet Inc. to defer payments of certain transponder capacity charges due in 2003 and 2004, with payments of those deferred charges to commence in 2005. As part of this agreement, the Company issued SES Americom 713,052 ordinary shares of the Company equal to approximately 5.5% of the Company’s ordinary shares. The agreement reduced the Company’s liability to SES Americom with respect to its transponder agreements with Spacenet Inc., which related to StarBand, from an aggregate amount of $ 26.9 million to be paid in 2003 to an aggregate amount of $ 13.5 million. In addition, a $ 3.5 million payment was deferred from 2002 to 2003. In 2002, the Company recorded a provision for the settlement in the amount of $ 5.7 million, representing the fair value of the ordinary shares issued at the closing date of the arrangement. This amount was reduced to $ 3.4 million at the closing date of the arrangement to reflect the actual fair value of the shares issued. The amounts are included in the statements of operations as equity in profits (losses) of affiliated companies.

As of March 7, 2005, SES is no longer a reported shareholder. However, one of the Company’s board members is an executive officer of SES Global S.A, an affiliate of SES Americom.

6.	Other creditors:

Under the arrangement, the Company also restructured its debt with respect to an outstanding loan of approximately $ 6.5 million. The revised terms of the loan included the conversion of $ 1.3 million into 53,386 ordinary shares and a change of the terms of the remaining loan in an amount of $ 5.2 million.

Except for the arrangement with Bank Leumi, the Company accounted for the troubled debt restructuring included in the arrangement on the basis of Combination of Types of Restructuring and on the basis of Modification of Terms pursuant to Statement of the Financial Accounting Standard (“SFAS”) No. 15 “Accounting by Debtors and Creditors for Troubled Debt Restructurings”, Emerging Issues Task Force (“EITF”) Issue No. 02-4 “Debtor ’s Accounting for a Modification or an Exchange of Debt Instruments in Accordance with FASB Statement No. 15, Accounting by Debtors and Creditors for Troubled Debt Restructurings” and SFAS No. 145, “Rescission of SFAS No. 4, 44 and 64, Amendment of SFAS No. 13, and Technical Corrections”. As a result of the arrangement, the Company recorded the shares issued at their fair value in its shareholders’ equity at the date of the closing.

In addition, the Company recorded the estimated future interest payments to be made in connection with the repayments of the New Notes and the loans in its consolidated balance sheet and recognized a gain from restructuring of debts in the amount of approximately $ 185.6 million. This amount is net of related expenses in the amount of $ 11.9 million.

GILAT SATELLITE NETWORKS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10:- RESTRUCTURING OF DEBTS (Cont.)

b.	In November 2003, the Company completed a restructuring through conversion of debt to equity with its holders of the New Notes issued as part of the arrangement. Under this restructuring through conversion of debt to equity, the Company issued an exchange offer to exchange the New Notes for ordinary shares of the Company with a new conversion ratio, of 125 ordinary shares for each $ 1,000 of new notes in principal converted. Out of the $ 91.8 million carrying amount of the New Notes as of the date of the closing, which included $ 3.0 million accrued interest, $ 76.0 million, which included $ 2.3 million accrued interest, was converted to 9,208,270 ordinary shares, and the remainder is presented as convertible subordinated notes in the consolidated balance sheet.

The Company accounted for this debt restructuring through conversion of debt to equity on the basis of grant of equity interest in full settlement pursuant to SFAS 15, EITF 02-4 and SFAS 145. As a result of the arrangement, the Company recorded the ordinary shares issued at their fair value in its shareholders’ equity at the date of the closing. In addition, the Company recognized an additional gain from the restructuring of debt in the amount of approximately $ 58.6 million, which included the respective part of accrued interest that was accrued as a result of the first round of the restructuring of debt and net of related expenses in the amount of $ 0.2 million.

c.	In April 2004, the Company further revised the terms of its loan from Bank Hapoalim, to whom it owes a principal debt amount of $ 71.4 million. The new loan terms reduced the principal installments due on July 1, 2005 and January 1, 2006 from $ 4.463 million to $ 1 million and $ 1.5 million respectively, with the remainder due for payment in 2012. Other principal payments for $ 4.463 million due semi-annually thereafter remain unchanged and the last installment of $ 15.3 million is due on July 2, 2012. In addition, under the revised loan terms, the interest on the loan was reduced from a six-month LIBOR rate plus 2.5% to be paid semi-annually with principal installments to the following new terms: (i) for each interest period commencing from April 1, 2004 until March 31, 2008 interest due shall be six- month LIBOR plus 2% per annum, and (ii) for each interest period commencing from April 1, 2008 until the final maturity date interest due shall be six-month LIBOR plus 1.5% per annum.

In consideration for the bank’s agreement to amend the interest rates, defer principal payments and modify certain covenants, the bank is entitled to provide the Company with written instructions to issue a warrant or warrants for the purchase of its ordinary shares (the “Warrant“). The Warrant shall be issued to the bank or to third parties as designated by the bank (each a “Holder“). The maximum exercise amount that may be paid under the Warrant shall be equal to the then outstanding balance on the loan due by the Company to the bank. The Warrant can be issued at any time at the request of the bank between July 1, 2004 and June 30, 2007.

GILAT SATELLITE NETWORKS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10:- RESTRUCTURING OF DEBTS (Cont.)

The exercise price of the ordinary shares underlying the Warrant shall be equal to the average closing sale price of the Company’s shares, as published by the NASDAQ over the thirty (30) consecutive trading days immediately preceding the day of the notice of exercise by the Warrant holder plus 1%, however, in no event shall the per share price be less than $ 7.50 or in excess of $ 21.00 if exercised between July 1, 2004 and June 30, 2005, $ 30.00 if exercised between July 1, 2005 and June 30, 2006 and $ 40.00 if exercised between July 1, 2006 and June 30, 2007. In addition, in the event that in the three-year period in which the bank can request the issuance of the Warrant, the Company may complete a private placement investment by a third party in the Company for an amount which exceeds $ 20 million, the Company shall enable the Holder to exercise such warrant based on the same price offered in the private placement. Once issued to a Holder, the Warrant is exercisable for a thirty-day period only. The proceeds paid to the Company from the exercise of a warrant shall be applied to reduce all future installments of the principal due to the bank, on a pro-rata basis.

In accordance with EITF 96-19, as the modification in the terms was considered to be substantial, the Company accounted for the transaction as a debt extinguishment. A fair market value was calculated for the loan under the new terms which approximated the book value of the original loan at the date of the extinguishment, and therefore resulting in no charge in the statement of operations.

NOTE 11:- RESTRUCTURING CHARGES, WRITE-OFFS AND OTHER SIGNIFICANT CHARGES

a.	Restructuring charges

	1.	In 2001, the Group recorded restructuring charges of approximately $ 30.3 million, pursuant to restructuring plans committed to by management, of which in 2001, 2002, 2003 and 2004 $ 13.0 million, $ 7.4 million, $ 0.7 million and $ 0.1 million was paid in cash, respectively, $ 6.3 million, $ 0 million, $ 0 million and $ 0.9 million was a non-cash expense, respectively and $ 1.9 million is accrued as a short-term liability as of December 31, 2004. The restructuring charges consist of employee termination benefits associated with involuntary termination of approximately 650 employees including potential claims, compensation to certain suppliers and customers, costs associated with termination of lease commitments in respect of premises occupied by the Group and other costs. The terminations resulted from the Group’s strategy to reduce costs and improve profitability.

GILAT SATELLITE NETWORKS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11:- RESTRUCTURING CHARGES, WRITE-OFFS AND OTHER SIGNIFICANT CHARGES (Cont.)

Restructuring charges were accounted for in accordance with EITF 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)” (“EITF 94-3”) and SAB No. 100, “Restructuring and Impairment Charges”.

	Restructuring
	charges in the	Accrued
	Year ended	liability as of
	December 31,	December 31,
	2003	2004

	U.S. dollars In thousands

Employee terminations, including potential
claims	$11,785	$694
Termination of lease commitments	7,826	159
Compensation to customers and suppliers	9,167	325
Other	1,506	693

	$30,284	$1,871

2.	In June 2003, the Group recorded additional restructuring charges of approximately $ 3.9 million, pursuant to a restructuring plan committed to by management, of which in 2003, $ 1.6 million was paid in cash, $ 0.6 million was a non-cash expense and $ 1.7 million was accrued as short-term and long-term liabilities. In 2004, $ 0.2 million was a non-cash expense. The restructuring costs consist of employee termination benefits associated with involuntary termination of 88 employees and compensation to certain suppliers. The terminations resulted from the Group’s strategy to further reduce costs and improve profitability

Restructuring charges were accounted for in accordance with SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured, initially at fair value, only when the liability is incurred; thereby, nullifying EITF 94-3, that required a liability for an exit cost to be recognized at the date of an entity’s announcement and commitment to an exit plan. The adoption of SFAS 146 resulted in delaying recognition for certain types of costs as compared to the provisions of EITF 94-3, especially for facility closure costs.

GILAT SATELLITE NETWORKS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11:- RESTRUCTURING CHARGES, WRITE-OFFS AND OTHER SIGNIFICANT CHARGES (Cont.)

	Restructuring
	charges in the	Accrued
	Year ended	liability as of
	December 31,	December 31,
	2003	2004

	U.S. dollars In thousands

Employee terminations	$1,682	$-
Termination of lease commitments	1,614	1,550
Other	609	76

	$3,905	$1,626

	3.	As of January 2004, the Company has started to consolidate StarBand (see Note 1b) and as a result a balance of $ 1.7 million was consolidated into the group financial statements. In 2004, $ 0.9 million was paid in cash and $ 0.7 million was a non-cash expense and $ 0.1 million was accrued as a short-term liabilities.

b.	Write-offs and other significant charges:
	1.	In the year 2002, the Group did not meet its projected sales targets. The Group experienced a continued slowdown in orders and sales in virtually all of its markets - vertical, consumer and enterprise. Furthermore, certain circumstances such as the global decrease in telecommunication companies and depressed market conditions indicated that the carrying amount of certain assets would not be recoverable. As detailed above, In October 2002, the Company commenced an arrangement to restructure its debt, which was successfully completed in March 2003. Prior to and while the arrangement was under negotiation, the Company’s ability to sell products and retain customers was affected. As a result of the above, the Company recorded in 2002 the following charges:

a)	Write-off and mark down of $ 7.0 million, $ 4.3 million and $ 8.8 million of excess inventory, inventory expected to be sold at prices lower than their carrying value and discontinued products, respectively.

b)	Increase in bad debt provision and write-offs in an amount of approximately $ 34.7 million. The provisions are included in provision and write-off for doubtful accounts and capital lease receivables.

c)	Impairment of tangible, goodwill and intangible assets as follow:

1)	Property and equipment and current assets in an amount of approximately $ 42.4 million. The impairments are included as impairment of tangible and intangible assets, in the consolidated statement of operations.

GILAT SATELLITE NETWORKS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11:- RESTRUCTURING CHARGES, WRITE-OFFS AND OTHER SIGNIFICANT CHARGES (Cont.)

2)	Goodwill in an amount of approximately $ 69.7 million, of which an impairment adjustment recognized at adoption of SFAS 142 in the amount of $ 56.7 million was recorded as a cumulative effect of change in accounting principle in the first quarter of 2002 statement of operations. The impairment adjustments recognized after adoption, in the amount of $ 13.0 million, was recorded as impairment of goodwill in the operating expenses.

3)	Intangible assets in an amount of approximately $ 8.3 million. The impairment is included in impairment of tangible and intangible assets, in the consolidated statement of operations.

d)	Impairment of investment in CTR in an amount of approximately $ 11.2 million, which is included in write-off of investments in the consolidated statements of operations (see Note 5a). In addition, the Company’s management decided to record a write-off of investment in other company in an amount of $ 0.8 million. The impairment was due to certain circumstances, such as low capital valuation and cumulative losses which indicated that the carrying amount of the investment may not be recoverable.

e)	Impairment of long-term note in an amount of approximately $ 39.4 million in accordance with Accounting Standard No. 114 "Accounting by Creditors for Impairment of a Loan" ("SFAS 144"). The impairment was recorded as a write- off of investments in the consolidated statement of operations. In 2003, the Company reversed $ 3.3 million due to option exercise by the debtor, see Note 5b.

f)	Discontinued operations at rStar:

During the third quarter of 2002, the Company’s management decided to suspend activities relating to all operational components of rStar before the consummation of the transaction (see Note 1c), which was mainly AutoNetworks, Inc., an 85% subsidiary of rStar.

The loss from discontinued operations consisted of the following:

Year ended December 31, 2002

U.S. dollars In thousands

Costs and expenses:
Cost of revenues	$152
Sales and marketing	866
General and administrative	404
Research and development	515

Loss from discontinued operations	$1,937

GILAT SATELLITE NETWORKS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11:- RESTRUCTURING CHARGES, WRITE-OFFS AND OTHER SIGNIFICANT CHARGES (Cont.)

2.	In 2003, market conditions’ impact on the Group’s orders globally and in particular in the United States continued. Furthermore, the Group concluded the arrangement to restructure its debt with creditors, bank lenders and note holders in March 2003. At that time, the Group’s management went through significant changes, with the resignation of the Company’s CEO and President. In June 2003, new management imposed an additional set of lay-offs and budget cuts and embarked on an effort to streamline the Group’s operations in order to increase efficiency and reduce costs. In November 2003, the Group concluded a restructuring through conversion of debt to equity by closing an exchange offer pursuant to which the majority of holders of the Company’s New Notes converted the notes into equity (see Note 10). As a result of the above, in 2003, the Company’s management recorded the following charges:

a)	Restructuring charges of approximately $ 3.9 million (see a above).

b)	Write-off and mark down of $ 1.5 million, $ 0.9 million and $ 4.0 million of excess inventory, inventory expected to be sold at prices lower than their carrying value and discontinued products, respectively.

c)	Impairment of tangible, goodwill and intangible assets as follow:

1)	Property and equipment in an amount of approximately $ 18.1 million. The impairments are included as impairment of tangible and intangible assets, in the consolidated statement of operations.

2)	Goodwill in the amount of $ 5.0 million relating to the closing of the rStar acquisition on August 2, 2002. The impairment was recorded to reduce the carrying value of goodwill to its implied fair value and was prompted by decrease in the projected income of rStar. The impairment was recorded as impairment of goodwill in the operating expenses.

3)	Intangible assets in an amount of approximately $ 5.6 million. The impairment is included in impairment of tangible and intangible assets, in the consolidated statement of operations.

4)	Impairment of long-lived assets to be disposed of in an amount of $ 3.2 million in connection with the Company’s plan to dispose its subsidiary in Argentina. The impairment is included in impairment of tangible and intangible assets in the consolidated statements of operations.

d)	Reversal of $ 3.3 million due to the option exercise related to long-term note.

GILAT SATELLITE NETWORKS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11:- RESTRUCTURING CHARGES, WRITE-OFFS AND OTHER SIGNIFICANT CHARGES (Cont.)

3.	In 2004:

	a)	The Company recorded a write-off and mark down of $ 2.0 million of excess inventory as a result of adjusted forecast of revenues from certain products in connection with new products introduction.

	b)	The Company has decreased the carrying value of an asset and recorded an impairment of property and equipment in an amount of approximately $ 2.2 million, as a result of decreased future undiscounted cash flows from certain customer and in accordance with FAS 144. The impairment is included as impairment of tangible and intangible assets, in the consolidated statement of operations.

NOTE 12:- TAXES ON INCOME

a.	The Company:

	1.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959:

The Company has been granted an “Approved Enterprise” status for nine investment programs in the alternative program, by the Israeli Government under the Law for Encouragement of Capital Investments, 1959 ("the Law"). In 2000, the Company applied for approval of an additional investment program, which is expected to be considered a replacement of previously approved equipment.

Since the Company is a "foreign investors’ company", as defined by the above- mentioned law, it is entitled to a ten-year period of benefits, for enterprises approved after April 1993. The main tax benefits from the said status are a tax exemption for two to four years and a reduced tax rate (based on the percentage of foreign shareholding in each tax year) on income from all of its approved enterprises, for the remainder of the benefit period. These tax benefits are subject to a limitation of the earlier of 12 years from commencement of operations, or 14 years from receipt of approval. The periods of benefits of the approved enterprises will expire between 2005 and 2009.

If tax-exempt profits earned by the Company’s “Approved Enterprises” are distributed to shareholders, such distributions would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative program of benefits (depending on the level of foreign investment in the Company), currently between 15% to 25% for an “Approved Enterprise”.

GILAT SATELLITE NETWORKS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:- TAXES ON INCOME (Cont.)

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

Income from sources other than the “Approved Enterprise” during the benefit period are subject to tax at the regular corporate tax rate of 36% until 2003, 35% in 2004, 34% in 2005, 32% in 2006 and 30% in 2007 and thereafter.

	2.	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985: Under this law, results for tax purposes are measured in real terms, in accordance with the changes in the Israeli CPI, or in the exchange rate of the Dollar for a "foreign investors’ company". The Company has elected to measure its results for tax purposes on the basis of the changes in the exchange rate of the Dollar, which as stated in Note 2b, is the Company’s reporting currency.

	3.	The Law for the Encouragement of Industry (Taxes), 1969:

The Company is an "industrial company" as defined by this law and, as such, is entitled to certain tax benefits, mainly accelerated depreciation, as prescribed by regulations published under the Inflationary Adjustments Law, and amortization of patents, certain other intangible property rights and deduction of share issuance expenses.

b.	Non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed based on tax laws in their countries of residence.

c.	Carryforward tax losses and credits:

At December 31, 2004, the Company had operating loss carryforwards for Israeli income tax purposes of approximately $ 91.3 million, which are available to offset against future taxable income indefinitely.

In addition, the Group had carryforward tax losses and research and development tax credits relating to non-Israeli subsidiaries, mainly in the U.S.

GILAT SATELLITE NETWORKS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:- TAXES ON INCOME (Cont.)

Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitations may result in the expiration of net operating losses before utilization. In connection with the debt restructurings described in Note 10, the Company expects the expiration or deferral of significant portion of these carryforward tax losses.

d.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Groups’ deferred tax liabilities and assets are as follows:

		December 31,
		2003	2004
		U.S. dollars in thousands
1.	Provided in respect of the following:
	Carryforward tax losses and research and development credits	$93,315	$89,642
	Other (1)	59,212	63,630

	Gross deferred tax assets	152,527	153,272
	Valuation allowance	(139,178)	(131,074)

	Net deferred tax assets	13,349	22,198

	Gross deferred tax liabilities	(12,950)	(23,630)

	Net deferred tax assets (liabilities)	$399	$(1,432)

	Domestic	$-	$-
	Foreign	399	(1,432)

		$399	$(1,432)

2.	Deferred taxes are included in the consolidated balance sheets, as follows:

	Current assets	$1,812	$-
	Non-current assets	57	-
	Current liabilities	(310)	(418)
	Non-current liabilities	(1,160)	(1,014)

		$399	$(1,432)

(1)	Composed mainly of temporary differences relating to property and equipment, revenues and accrued expenses.

GILAT SATELLITE NETWORKS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:- TAXES ON INCOME (Cont.)

3.	As of December 31, 2004, the Group has decreased the valuation allowance by approximately $ 8.1 million resulting from carryforward tax losses and other temporary differences. Management currently believes that it is more likely than not that the deferred tax regarding the loss carryforwards and other temporary differences for which valuation allowance was provided will not be realized in the foreseeable future.

e.	The main reconciling items between the statutory tax rate of the Company and the effective tax rate are the non-recognition of tax benefits from accumulated net operating losses carryforward and other temporary differences among the various subsidiaries worldwide due to the uncertainty of the realization of such tax benefits and the arrangement with the Israeli tax authorities in connection with the restructuring of debt.

f.	Taxes on income included in the consolidated statements of operations:

	Year ended December 31,
	2002	2003	2004
	U.S. dollars in thousands
Provision for income tax:
Current	$970	$2,962	$1,405
Previous years	-	2,032	1,193
Deferred income taxes	(41)	4,696	1,831

	$929	$9,690	$4,429

Domestic	$604	$6,300	$134
Foreign	325	3,390	4,295

	$929	$9,690	$4,429

g.	Income (loss) before taxes on income from continuing operations:

	Year ended December 31,
	2002	2003	2004
	U.S. dollars in thousands
Domestic	$(102,376)	$195,288	$(37,033)
Foreign	(160,429)	(43,326)	29,994

	$(262,805)	$151,962	$(7,039)

h.	The Company obtained a ruling from the Israeli tax authorities regarding the March 2003 restructuring of debt arrangement for payment of $ 1.1 million and deferral of the taxes on the capital gains for tax purposes based on the realization of the Company’s assets as of December 31, 2000. As part of the ruling the Company committed to the Israeli tax authorities not to transfer its activities abroad or, for tax purposes, cease to be considered an Israeli resident.

GILAT SATELLITE NETWORKS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:- SUPPLEMENTARY BALANCE SHEET INFORMATION

a.	Receivables in respect of capital leases, prepaid expenses and other accounts receivable:

	December 31,
	2003	2004
	U.S. dollars in thousands
Receivables in respect of capital leases (see c below)	$13,916	$12,198
VAT receivables	4,003	4,918
Prepaid expenses	2,992	3,397
Deferred Customer Premises Equipment costs	-	3,016
Tax receivables	1,767	2,922
Employees	1,007	655
Deferred income taxes (see Note 12d)	1,812	-
Other	5,264	2,175

	$30,761	$29,281

b.	Long-term trade receivables, receivables in respect of capital leases and other receivables:

	December 31,
	2003	2004
	U.S. dollars in thousands
Long-term receivables in respect of capital leases (see c below)	$24,038	$15,396
Long-term trade receivables	12,530	9,191
Other receivables	2,544	3,141

	$39,112	$27,728

c.	Receivables in respect of capital and operating leases:

The Group’s contracts with customers contain long-term commitments, for remaining periods ranging from one to five years, to provide network services, equipment, installation and maintenance.

GILAT SATELLITE NETWORKS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:- SUPPLEMENTARY BALANCE SHEET INFORMATION (Cont.)

The aggregate minimum future payments to be received by the Group under these contracts as of December 31, 2004, are as follows (including unearned interest income in the amount of $ 3.2 million):

	Capital lease	Operating lease	Total
Year ending December 31,	U.S. dollars in thousands
2005	$15,511	$2,225	$17,736
2006	10,026	1,759	11,785
2007	3,913	988	4,901
2008	1,051	387	1,438
2009 and thereafter	295	96	391

	$30,796	$5,455	$36,251

The net investments in capital lease receivables as of December 31, 2004, are $ 27.6 million. Total revenues from capital and operating leases amounted to $ 19.9 million, $ 16.8 million and $ 5.7 million in the years ended December 31, 2002, 2003 and 2004, respectively.

d.	Short-term bank credit:

1.	The following is classified by currency and interest rates:

	Weighted average
	interest rate
	December 31,		December 31,
	2003	2004	2003	2004
	%		U.S. dollars in thousands
In Dollars	1.90	2.82	$1,676	$2,742
In NIS and other currencies	18.86	7.36	94	1,417

Total	2.80	2.46	$1,770	$4,159

2.	As of utilization of credit lines, see Note 13f.

GILAT SATELLITE NETWORKS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:- SUPPLEMENTARY BALANCE SHEET INFORMATION (Cont.)

e.	Other accounts payable:

	December 31,

	2003	2004

	U.S. dollars in thousands

Taxes payable	$8,704	$10,642
Deferred revenue	7,086	10,482
Payroll and related employees accruals	6,533	7,850
Provision for vacation pay	3,213	3,371
Advances from customers	8,682	3,255
Current maturities of long-term liabilities with respect to capital lease agreements **)	1,598	2,102
VAT payable	1,876	940
Deferred Taxes	310	418
Other	1,498	988

	$39,500	$40,048

f.	Long-term loans:

		Interest	Interest
		rate for	rate for		December 31,
		2003	2004	Maturity	2003	2004

	Linkage	%	%		U.S. dollars in thousands

Restructured loans (a):
Loan from Bank Hapoalim (b)/(c)	Dollar	Libor+2.5%	Libor+2.0%	2005-2012	$71,400	$71,400
Loan from Bank Leumi (b)/(d)/(g)	Dollar	Libor+2.5%	Libor+2.5%	2005-2011	29,000	28,000
Other long-term loans (e)	Dollar	5.0%	5.0%	2005-2008	5,224	5,224

					105,624	104,624

Other loans:
Loans from a bank (f)	DM	5.86%-6.3%	5.86%-6.3%	2005-2021	7,141	7,412
Loans from a bank	Dollar	1.4%	1.4%	2005-2008	2,317	1,846
Other long-term loans	Dollar	0%	0%	2005-2008	4,025	2,787
Other long-term loans	Dollar	3.0%-5.0%	3.0%-5.0%	2005-2008	419	382

					13,902	12,427

					119,526	117,051
Less - current maturities					3,000	8,869

					$116,526	$108,182

(a)	In March 2003, the Company concluded a restructuring process reaching an agreement with the banks and other creditors, which revised the loan terms (see Note 10).
(b)	In addition to existing security interests in their favor, the Company granted the banks referred to in Note 10, a first priority security interest consisting of a floating charge on all of the Company’s assets and a pledge on Spacenet Inc. shares owned by the Company. The Company granted a second priority security interest in the same collateral to the holders of the New Notes

GILAT SATELLITE NETWORKS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:-SUPPLEMENTARY BALANCE SHEET INFORMATION (Cont.)

(c)	As of December 31, 2004, the Company is in compliance with its covenants.

(d)	The Company granted the lender a first priority security interest of approximately $ 28 million in its facilities in Israel.

(e)	Spacenet Inc. granted the lender a security interest of approximately $ 5.2 million in certain of its computer, machinery and hub equipment.

(f)	A Dutch subsidiary of the Company entered into a mortgage and loan agreement with a German bank. The amount of the mortgage as of December 31, 2003, is € 5.4 million, collateralized by the facilities in Germany.

(g)	In order to secure credit lines provided by Bank Leumi and one other Israeli Bank, the Company granted those banks a second priority security charge on its facilities. As of December 31, 2004, the Company utilized approximately $ 12.6 million of those credit lines.

Long-term debt maturities for loans after December 31, 2004, are as follows:

Year ending December 31,	U.S dollars in thousands

2005	$8,869
2006	13,702
2007	15,979
2008	13,743
2009 and thereafter	64,758

$117,051

Interest expenses on the long-term loans amounted to $ 6.8 million, $ 3.0 million and $ 1.7 million for the years ended December 31, 2002, 2003 and 2004, respectively.

g.	Other long-term liabilities:

	December 31,

	2003	2004
	U.S. dollars in thousands

Deferred revenue	$4,472	$6,822
Liability for space segment	2,125	4,038
Restructuring charges (see Note 11a)	2,361	1,359
Long-term liability in respect of OCS agreement *)	2,113	1,119
Deferred taxes	1,160	1,014
Long-term liabilities with respect to capital lease agreements **)	2,078	110
Other	1,453	1,489

	$15,762	$15,951

GILAT SATELLITE NETWORKS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:-SUPPLEMENTARY BALANCE SHEET INFORMATION (Cont.)

*)	In October 2001, the Company filed a request with the OCS for the commitment to pay all royalties arising from future sales with respect to previous OCS grants. The Company recorded expenses in the amount of $ 3.4 million payable over the years 2003 to 2006, bear variable interest of the Accountant General’s index and limited to the change in the CPI. The amount was recorded in selling, marketing, general and administrative expenses. This agreement enables the Company to participate in a new OCS program under which it would be eligible to receive future research and development grants for generic research and development projects without any royalty repayment obligations. The amount payable as of December 31, 2004, is $ 2.2 million.

**)	Future lease payments in respect of capital lease agreements:

Year ending December 31,	U.S dollars in thousands

2005	$2,167
2006	68
2007	50

2,285
Less amount representing interest	73

Present value of minimum lease payments	$2,212

NOTE 14:- SELECTED STATEMENTS OF OPERATIONS DATA

a.	Research and development expenses, net:

	Year ended December 31,

	2002	2003	2004

	U.S. dollars in thousands

Total cost	$29,012	$22,063	$19,134
Less:
Royalty bearing grants *)	-	1,450	2,917
Non - royalty bearing grants	3,946	3,664	2,338

	$25,066	$16,949	$13,879

*)	Including funding from SES Global S.A (see Note 8d).

GILAT SATELLITE NETWORKS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14:- SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)

b.	Selling, marketing, general and administrative expenses:

	Year ended December 31,

	2002	2003	2004

	U.S. dollars in thousands

Selling and marketing (1)	$35,990	$31,264	$33,282
General and administrative	50,237	40,456	35,892

	$86,227	$71,720	$69,174

(1)	Including shipping expenses in the amounts of $ 3.8 million, $ 2.4 million and $ 1.7 million for the years ended December 31, 2002, 2003 and 2004, respectively.

c.	Allowance for doubtful accounts:

	Year ended December 31,

	2002	2003	2004

	U.S. dollars in thousands

Balance at beginning of year	$114,703	$17,041	$18,102
Increase during the year	34,714	1,383	717
Write-off of bad debts	(132,376)	(322)	(4,313)

Balance at the end of year	$17,041	$18,102	$14,506

As of increase in bad debts provision and write-off, see Note 11b.

GILAT SATELLITE NETWORKS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14:- SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)

d.	Financial income (expenses), net:

	Year ended December 31,

	2002	2003	2004

	U.S. dollars in thousands

Income:
Interest on cash equivalents, bank deposits and restricted cash	$1,798	$1,558	$2,378
Interest with respect to capital lease	4,625	3,121	3,168
Other (mainly translation adjustments)	1,276	613	298

	7,699	5,292	5,844

Expenses:
Interest on Convertible Subordinated Notes	14,936	868	-
Amortization of issuance costs of convertible subordinated notes	2,127	486	-
Interest with respect to short-term bank credit and trade payables and other	1,484	2,082	1,403
Interest with respect to long-term loans	6,784	3,007	1,673
Interest with respect to capital lease	1,912	60	9
Other (mainly translation adjustments)	1,780	2,045	941

	29,023	8,548	4,026

	$(21,324)	$(3,256)	$1,818

NOTE 15:- CUSTOMERS, GEOGRAPHIC AND SEGMENTS INFORMATION

The Group applies SFAS No. 131, “Disclosures About Segments of an Enterprise and Related Information”.

GILAT SATELLITE NETWORKS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15:- CUSTOMERS, GEOGRAPHIC AND SEGMENTS INFORMATION (Cont.)

a.	Revenues by geographic area:

Following is a summary of revenues by geographic area. Revenues are attributed to geographic area, based on the location of the end customers, and in accordance with FAS 131, include all countries in which revenues exceeded 10% in any of the reporting years:

	Year ended December 31,

	2002		2003		2004

	U.S. dollars in thousands

United States	$	*) 110,256	$	*) 68,050	$94,363
South America and Central America (except Brazil)		31,195		43,389	67,196
Asia		25,834		29,749	32,650
Brazil		9,291		20,828	21,163
Africa		17,325		16,059	14,096
Europe *)		14,577		8,939	11,710
Other		277		3,163	320

		$208,755		$190,177	$241,498

*) Including revenues from related parties as follows:
StarBand		$3,220		$5,393	$-
Satlynx		3,530		2,148	2,864

		$6,750		$7,541	$2,864

b.	Revenues from single customers which exceed 10% of total revenues in the reported years as a percentage of total revenue:

	Year ended December 31,

	2002	2003	2004

	U.S. dollars in thousands

Gtech U.S.	10.52%	4.01%	1.63%

c.	The Group’s long-lived assets are located as follows:

	December 31,

	2003	2004

	U.S. dollars in thousands

Israel	$89,013	$81,131
Latin America	25,765	31,161
United States	19,628	21,390
Europe	14,028	10,417
Other	601	521

	$149,035	$144,620

GILAT SATELLITE NETWORKS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15:- CUSTOMERS, GEOGRAPHIC AND SEGMENTS INFORMATION (Cont.)

d.	Information on operating segments:

Operating Segments:

1)	General

In December 2004 the Company’s board approved a re-organization of its business under two separate reportable business segments effective January 1, 2005. During the years ended December 31, 2002, 2003 and 2004, the Company operated under a single reportable business segment. The following provides proforma information about the Company’s business during 2002, 2003 and 2004, as if its business was operating under the new business segments. The financial information was extracted, from the consolidated results reported for those years.

The Company’s reportable segments are differentiated by whether the nature of the transaction is dominated by an equipment sale (a Gilat Network Systems transaction) or by the operation of a network (a Spacenet transaction). Segments are managed separately and can be described as follows:

Gilat Network Systems (“GNS”): GNS focuses on sales of solutions to operators by provision of its proprietary and/or DVB-RCS standard VSAT technology and hybrid solutions. The business of GNS reflects the generation of revenue from sales of the Company’s satellite-based networking equipment, professional services and applications. The charges to customers for satellite networking products, applications or professional services vary with the number of sites, the location of sites, installation services required and the types of technologies and protocols employed.

Spacenet: Spacenet’s business consists of business activity as an operator of communications networks for the provision of telephony, data and Internet services to its customers, primarily in the Americas. The charges to customers for networking services vary with the type of operations provided, the length of the contract, the amount of satellite capacity and the types of technologies and protocols employed. The business is divided as follows:

Enterprise: Provides satellite-based, enterprise-grade broadband wide-area networking solutions for a broad range of commercial organizations and small business customers, primarily in North America.

Consumer: Provides broadband Internet access via satellite to residential and SoHo in North America

Rural: Provides satellite-based rural telephony and internet access solutions to remote areas in Latin America.

GILAT SATELLITE NETWORKS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15:- CUSTOMERS, GEOGRAPHIC AND SEGMENTS INFORMATION (Cont.)

2)	Information on the reportable segments:

a)	The measurement of the reportable operating segments is based on the same accounting principles applied in these financial statements.

b)	The consolidated information set below reflects the effect of unrealized profits derived from the transactions between GNS and Spacenet. The transactions are based on internal transfer pricing between the reportable segments.

c)	Financial data relating to reportable operating segments:

	Year ended December 31, 2004
	Spacenet				GNS
	Enterprise	Consumer	Rural	Total	Sales	Consolidation	Total
Revenues:
External revenues	$60,456	$28,359	$52,243	$141,058	$100,440	$-	$241,498
Internal revenues	-	-	-	-	17,908	(17,908)	-

	$60,456	$28,359	$52,243	$141,058	$118,348	$(17,908)	$241,498

Impairment of tangible and intangible assets	$-	$-	$122	$122	$2,039	$-	$2,161

Financial income (expenses), net	$1,698	$(1,796)	$1,282	$1,184	$634	$-	$1,818

Income (loss) before taxes on income	$(8,732)	$(4,675)	$(9,280)	$(22,687)	$5,975	$9,673	$(7,039)

Taxes on income	$-	$-	$3,148	$3,148	$1,281	$-	$4,429

EBITDA *)	$(1,366)	$948	$7,312	$6,894	$19,388	$725	$27,007

GILAT SATELLITE NETWORKS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15:- CUSTOMERS, GEOGRAPHIC AND SEGMENTS INFORMATION (Cont.)

	Year ended December 31, 2003
	Spacenet				GNS
	Enterprise	Consumer	Rural	Total	Sales	Consolidation	Total
Revenues:
External revenues	$58,165	$-	$-	$84,945	$105,232	$-	$190,177
Internal revenues	-	-	-	-	31,756	(31,756)	-

	$58,165	$-	$26,780	$84,945	$136,988	$(31,756)	$190,177

Impairment of tangible and intangible assets	$21,551	$-	$3,570	$25,121	$1,791	$-	$26,912

Impairment of goodwill	$-	$-	$5,000	$5,000	$-	$-	$5,000

Restructuring charges	$3,777	$-	$(81)	$3,696	$209	$-	$3,905

Financial income (expenses), net	$2,477	$-	$(1,716)	$761	$(4,017)	$-	$(3,256)

Write-off of investments in affiliated companies	$-	$-	$-	$-	$3,300	$-	$3,300

Income (loss) before taxes on income	$(48,157)	$-	$(36,047)	$(84,204)	$234,272	$1,892	$151,962

Taxes (benefits) on income	$-	$-	$(451)	$(451)	$10,141	$-	$9,690

EBITDA *)	$(13,412)	$-	$(19,779)	$(33,191)	$9,662	$(1,167)	$(24,696)

GILAT SATELLITE NETWORKS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15:- CUSTOMERS, GEOGRAPHIC AND SEGMENTS INFORMATION (Cont.)

	Year ended December 31, 2002
	Spacenet				GNS
	Enterprise	Consumer	Rural	Total	Sales	Consolidation	Total
Revenues:
External revenues	$108,078	$-	$19,089	$127,167	$81,588	$-	$208,755
Internal revenues	-	-	-	-	45,902	(45,902)	-

	$108,078	$-	$19,089	$127,167	$127,490	$(45,902)	$208,755

Impairment of tangible and intangible assets	$42,370	$-	$-	$42,370	$12,467	$(4,171)	$50,666

Impairment of goodwill	$-	$-	$13,049	$13,049	$-	$-	$13,049

Financial income (expenses), net	$2,646	$-	$(954)	$1,692	$(23,016)	$-	$(21,324)

Write-off of investments in affiliated and other companies	$(750)	$-	$(11,230)	$(11,980)	$(39,399)	$-	$(51,379)

Income (loss) before taxes on income	$(82,049)	$-	$(56,748)	$(138,797)	$(150,417)	$26,409	$(262,805)

Taxes on income	$82	$-	$36	$118	$811	$-	$929

EBITDA *)	$(13,328)	$-	$(23,796)	$(37,124)	$(39,827)	$16,901	$(60,050)

*)	EBITDA is defined as operating income (loss) before interest, taxation, depreciation and amortization excluding write-off of inventories, impairment of goodwill, impairment of tangible and intangible assets, restructuring charges and gain from derecognition of liability.

GILAT SATELLITE NETWORKS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16:- SUBSEQUENT EVENTS (UNAUDITED)

a.	In February 2005, the Company’s shareholders increased the pool for the 2003 Plans such that the 2003 Plans provide for the granting of additional options of up to an aggregate of 1,135,000 ordinary shares to its officers, directors, employees or service providers or any of the employees or service providers of its subsidiaries.

b.	In March 2005, the Group completed the purchase of all of the remaining StarBand shares not held by the Group and which were held by various Israeli banks. In addition to the initial payment, Spacenet Inc. committed to pay the banks an additional consideration equal to 50% of consideration, should such consideration be received by Spacenet Inc. in the event of, amongst others, sale of the StarBand shares by Spacenet Inc. to a third party, merger of StarBand with a third party, transfer or sale of substantially all of StarBand’s assets or activities to a third party, or liquidation of StarBand, on condition that any of these events occur prior to December 31, 2007.

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors

STARBAND COMMUNICATIONS INC.

We have audited the balance sheets of StarBand Communications Inc. as of December 31, 2004 and 2003, and the related statements of operations, shareholder’s equity and cash flows for the year ended December 31, 2004 and for the one month period December 1, 2003 through December 31, 2003. These financials statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principals used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of StarBand Communications Inc. as of December 31, 2004 and 2003 and the results of its operations and its cash flows for the year ended December 31, 2004 and the one-month period December 1, 2003-December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

MAYER HOFFMAN MCCANN P.C.
Bethesda, Maryland
January 19, 2005

SIGNATURE

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 17, 2005	GILAT SATELLITE NETWORKS LTD. BY: /S/ Shlomo Rodav —————————————— Shlomo Rodav Chairman of the Board of Directors