Form 20-F/A
period 2004-12-31
GILAT SATELLITE NETWORKS LTD
filed 2005-12-01
CIK 897322

As filed with the Securities and Exchange Commission on December 1 , 2005

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F /A
AMENDMENT NO. 1

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

Item 17 ☐ Item 18 ☒

EXPLANATORY NOTE

Gilat Satellite Networks Ltd. (the “Company”) is filing this Amendment No. 1 to its Annual Report on Form 20F for the year ended December 31, 2004 (the “2004 20F), which was originally filed on March 17, 2005, to restate its financial statements as of December 31, 2004 and for the year ended December 31, 2004. This Form 20F/A also includes the restatement of selected financial data included in Item 3.

This Amendment No. 1 is being filed to address comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in connection with the Staff’s normal periodic review of the Company’s filings. As a result of the review, the Company is restating the accompanying audited financial statements for the year ending December 31, 2004, to reflect the non-cash change in the accounting treatment of accrued interest liability relating to the Bank Hapoalim Loan.

The restatement increases the Company’s paid in capital by $15.5 million, decreases its liabilities by $13.4 million and increases financial expenses by $2.1 million. The restatement has no effect on the Company’s historical or future revenues, cash flow, total assets or cash. Moreover, these adjustments do not change the Company’s liquidity position or business operations in either past periods or going forward. Please refer to Note 1e to the accompanying consolidated financial statements for additional information.

This Amendment No. 1 does not result in a change in the Company’s previously reported revenues, cash flow from operations, total assets or total cash shown in its consolidated financial statements. For the convenience of the reader, this Form 20F/A sets forth the complete text of the originally filed 2004 20F rather than just the amended portions thereof. Accordingly and other than as disclosed in Note 16 to the financial statements, this Form 20F/A does not reflect events occurring after the filing of the 2004 20F nor does this filing modify or update those disclosures affected by subsequent events or discoveries. Information not affected by these restatements and reclassifications are unchanged and reflects the disclosures made at the time of the original filing of the 2004 20F on March 17, 2005.

This Form 20F/A should be read in conjunction with the Company’s filings made with the SEC subsequent to the filing of the 2004 20F. The following items have been amended as a result of the restatement described above:

—	Part I – Item 3 – Key Information

—	Part I - Item 5 - Operating and Financial Review and Prospects

—	Part I – Item 8 – Financial Information

—	Part III – Item 18 –Financial Statements

—	Part III – Item 19 – Exhibits

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

	Year Ended December 31,
	2000	2001	2002	2003	2004
STATEMENT OF OPERATIONS DATA:	U.S. Dollars in thousands except per share data

Revenues:
Products	$398,299	$279,297	$130,011	$120,776	$100,122
Services	106,263	106,732	78,744	69,401	141,376

	504,562	386,029	208,755	190,177	241,498

Cost of revenues:
Products	265,259	194,374	73,182	75,560	52,184
Services	79,182	94,665	95,846	75,553	110,211
Write-off of inventories	-	59,790	20,107	6,434	2,000

	344,441	348,829	189,135	157,547	164,395

Gross profit	160,121	37,200	19,620	32,630	77,103

Research and development expenses, net	31,272	35,634	25,066	16,949	13,879
Selling, marketing, general and administrative expenses	82,444	121,486	86,227	71,720	69,174
Provision and write-off for doubtful accounts and capital lease receivables	3,654	134,614	34,714	1,383	717
Impairment of goodwill	-	50,580	13,049	5,000	-
Impairment of tangible and intangible assets	-	42,982	50,666	26,912	2,161
Restructuring charges	-	30,284	-	3,905	-
Gain from derecognition of liability	-	-	-	-	(245)

Operating income (loss)	42,751	(378,380)	(190,102)	(93,239)	(8,583)
Financial expenses, net	(1,289)	(21,334)	(21,324)	(3,256)	(266)
Gain from restructuring of debt	-	-	-	244,203	-
Other income (expense)	-	-	-	954	(274)
Write-off of investments in affiliated and other companies	(9,350)	(28,007)	(51,379)	3,300	-

Income (loss) before taxes on income	32,112	(427,721)	(262,805)	151,962	(9,123)
Taxes on income	2,003	974	929	9,690	4,429

Income (loss) after taxes on income	30,109	(428,695)	(263,734)	142,272	(13,552)
Equity in profits (losses) of affiliated companies	(950)	(252)	(29,334)	488	1,242
Acquired in-process research and development of an affiliated company	(10,000)	-	-	-	-
Minority interest in losses of a subsidiaries	276	5,889	3,517	871	164

Income (loss) from continuing operations, before cumulative effect of a change in an accounting principle	19,435	(423,058)	(289,551)	143,631	(12,146)
Gain (loss) from cumulative effect of a change in an accounting principle	-	-	(56,716)	-	611
Loss from discontinued operations	-	(6,054)	(1,937)	-	-

Net income (loss)	$19,435	$(429,112)	$(348,204)	$143,631	$(11,535)

Net earnings (loss) per share from continued operation:
Basic	$17.26	$(362.21)	$(245.59)	$12.09	$(0.55)

Diluted	$16.13	$(362.21)	$(245.59)	$11.31	$(0.55)

Basic and diluted net loss per share from cumulative effect of a change in an accounting principle	-	-	$(48.10)	-	$(0.03)

Basic and diluted loss per share from discontinued operation	-	$(5.18)	$(1.64)	-	-

Net earnings (loss) per share:
Basic	$17.26	$(367.39)	$(295.33)	$12.09	$(0.52)

Diluted	$16.13	$(367.4)	$(295.33)	$11.31	$(0.52)

Weighted average number of shares used in computing net earnings (loss) per share:
Basic	1,126	1,168	1,179	11,881	22,242

Diluted	1,205	1,168	1,179	12,819	22,242

	As of December 31,
BALANCE SHEET DATA:	2000	2001	2002	2003	2004
	(U.S. Dollars In thousands)

Working capital	$542,895	$249,572	$127,527	$74,490	$70,094
Total assets	1,252,332	858,623	474,214	401,956	391,448
Short-term bank credit and current maturities of long-term debt	14,819	29,888	10,023	4,770	13,028
Convertible subordinated notes	350,000	350,000	358,648	15,543	16,171
Other long-term liabilities	138,944	161,970	172,745	190,917	179,453
Shareholders' equity (deficiency)	$608,655	$177,320	$(172,915)	$76,401	$81,421

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

        We incurred a loss of approximately $348.2 million in 2002, a loss of approximately $100.6 million in 2003 (excluding the gain from restructuring of debt) and a loss of approximately $11.5 million in 2004. As of December 31, 2004, we had an accumulated deficit of approximately $648.4 million. We cannot assure you that we can operate profitably in the future. If we do not achieve profitability, the viability of our company will be in question and our share price will likely decline.

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

        We accounted for the first debt restructuring included in the arrangement on the basis of a combination of types of restructuring and on the basis of modification of terms as part of a troubled debt restructuring, and for the debt to equity conversion on the basis of equity interest in full settlement in accordance with SFAS 15. As a result of the arrangements, we recorded the shares issued at their fair value in our shareholders’ equity at the date of the closing. In addition, we recorded the estimated future interest payments to be made in connection with the repayments of the new notes and the loans in our consolidated balance sheet, and recorded a capital gain from restructuring of debt in our consolidated statements of operations.

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

        Our gross profit margin increase in 2004 can be attributed to the following factors: (i) an increase in gross profits from our rural operations, primarily due to the implementation of Compartel and the GESAC network in Brazil and better efficiency in the maintenance of our networks operations; (ii) in our GNS segment, higher profit margins than in past years and a decrease in the amount of inventory write-offs from approximately $6.4 million in 2003 to approximately $2.0 million in 2004; and (iii) cost reductions attributed to the implementation of our restructuring plan in June 2003 which led to a decrease in personal and other related expenses in all of our segments. When reported by segment, Spacenet’s results are presented based upon transfer prices. The consolidation line reflects the intercompany profits that have been realized in order to adjust the transfer price to Gilat’s cost.

        Our service cost of revenues decreased due to higher levels of business efficiency within the Company. Specifically, while our cost of service revenues increased on an absolute US Dollar basis, the cost decreased as a percentage of service revenues in 2004, due to the following factors: (i) certain significant expenses were reduced as part of restructurings in 2003, such as transponder capacity costs which were reduced due to the renegotiation of the agreement with our major provider; (ii) depreciation expenses were reduced due to an impairment of long-lived assets in 2003 in accordance with FASB 144; (iii) wages and overhead costs decreased due to a reduction in headcount; and (iv) as described above, we had higher profit margins and more revenue streams in 2004

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

        Financial Expenses, Net. In 2004, we had financial expenses of approximately $0.3 million compared to approximately $3.3 million in 2003. The sharp decrease in our financial expenses is explained primarily by (i) the successful completion of the restructuring of our debt in March and November 2003, which led to a sharp decrease in interest expenses associated with our debt; and (ii) in 2004, we had an increase in our interest income due to the increase in our cash balances.

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

        Our gross profit increase in 2003 can be attributed to the following factors: (i) in our enterprise operations, the gross loss decreased primarily due to the decrease in the depreciation expenses of approximately $6.0 million, resulting from the impairment of long-lived assets that was recorded at the end of 2002 and in June 2003 and $2.5 million in inventory write-offs only in 2002. The decrease in the gross loss was offset by the decrease in revenues; (ii) in our rural operations, our gross loss increased, primarily due to the increase in maintenance expenses of our networks in Latin America. This increase was offset by $1.3 million related to inventory write-offs in 2002 and an increase in our revenues; and (iii) in our GNS operation, our gross profit increased significantly, mainly due to increased revenues and reduced inventory write offs from $18.3 million in 2002 to $6.4 million in 2003; and (iv) the implementation of our restructuring plan in June 2003 which led to a decrease in personnel and other related expenses. When reported by segment, Spacenet’s results are presented based upon transfer prices. The consolidation line reflects the intercompany profits that have been realized in order to adjust the transfer price to Gilat’s cost. Given that Spacenet revenues were lower in 2003 compared to 2002, purchases of equipment by Spacenet from GNS were also reduced significantly. As such, the unrealized profits also decreased.

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

        Our cash and cash equivalents increased in 2004 by $24.0 million as a result of the following:

        Operating activities. In 2004, cash provided by operating activities was approximately $30.5 million, and comprised of amounts provided by (i) an increase in advances from customers held by trustees in the amount of $14.2 million (relating to our contracts in Colombia), (ii) a decrease in other accounts receivable and prepaid expenses, including long-term receivables in the amount of $12.4 million (iii) a decrease in our trade receivables in the amount of $8.0 million; and (iv) net cash provided by other operating activities in the amount of $23.1 million, net of (a) a decrease in trade payables, accrued expenses, other accounts payable and other long-term liabilities in the amount of $18.4 million; and (b) an increase in inventories in the amount of $8.8 million.

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

        Financing activities. In 2004, cash used in financing activities was approximately $0.1 million, and comprised mainly from principal payments on loans in the amount of $2.0 million, net of (i) proceeds from short term bank credit in the amount of $2.4 million; and (ii) proceeds from the exercise of options in the amount of $0.4 million.

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

        As of December 31, 2004, our short and long term obligations were as follows:

Contractual Obligations	Payments due by period (in thousands)
	Total	2005	2006-2007	2008-2009	2010 and after

Long-term debt	$117,051	$8,869	$29,681	$26,992	$51,509

Convertible subordinated notes	16,171	-	-	-	16,171
Accrued interest related to restructured debt (including $718 as short term accrued expenses)	5,538	718	1,510	1,308	2,002
Capital lease obligations	2,212	2,102	110	-	-

Operating lease	164,330	25,897	44,833	28,807	64,793

Other long-term debt	7,770	2,427	2,669	1,175	1,499

Total contractual cash obligations	$313,072	$40,013	$78,803	$58,282	$135,974

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

        Our management, including our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Securities Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Form 20-F/A.  Based upon that evaluation, our chief executive officer and chief financial officer have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that information required to be disclosed by our company in reports that we file or submit under the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and that such information was made known to them by others within the company, as appropriate to allow timely decisions regarding required disclosure.

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

ITEM 16D:	EXEMPTIONS FROM THE LISTING REQUIREMENTS AND STANDARDS FOR AUDIT COMMITTEE

        Not applicable.

ITEM 16E:	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATES AND PURCHASERS

Issuer Purchase of Equity Securities

        In the year 2004, we did not engage in the purchasing of any of our own stock.

ITEM 17:	NOT APPLICABLE

ITEM 18:	FINANCIAL STATEMENTS

        The Consolidated Financial Statements and related notes required by this item are contained on pages F-1 through F-65 hereof.

ITEM 19:	EXHIBITS

1.1	Memorandum of Association, as amended. Previously filed as Exhibit 1.1 to Gilat’s Annual Report on Form 20-F for the fiscal year ending December 31, 2000, which Exhibit is incorporated herein by reference.
1.2	Articles of Association, as amended and restated. Previously filed as Exhibit 1.2 to Gilat’s Annual Report on Form 20-F for the fiscal year ending December 31, 2003, which Exhibit is incorporated herein by reference.
2.1	Form of 4.00% Convertible Subordinated Note due 2012. Previously filed as Exhibit T3C to the Registration Statement on Form F-3 (No. 022-38667) which Exhibit is incorporated herein by reference.
4.1	Agreement between the Company and Bank Hapoalim B.M. dated March 6, 2003. Previously filed as Exhibit 4.1 to our Annual report on Form 20-F for the fiscal year ending December 31, 2002, which Exhibit is incorporated herein by reference.
4.3	Amendment to the Loan Agreement with Bank Hapoalim dated April 4, 2004. Previously filed as Exhibit 4.3 to the Annual Report on Form 20-F for the fiscal year ending December 31, 2004, which Exhibit is incorporated herein by reference.
4.2	Sublease and Master Deed of Lease dated as of March 28, 2001 by and among BP III Leasco, LLC as Sublessor, BP Tysons, LLC as Landlord and Spacenet Real Estate Holdings, LLC as Sublessee and Master Tenant. Previously filed as Exhibit 4.7 to Gilat’s Annual Report on Form 20-F for the fiscal year ending December 31, 2000, which Exhibit is incorporated herein by reference.
4.10	Acquisition Agreement, among Gilat Satellite Networks (Holland) BV, Gilat Satellite Networks Ltd., Spacenet International Holdings Inc., Spacenet International Ventures Inc., Gilat Satellite Networks (Luxembourg) S.A. dated April 2002. Previously filed as Exhibit 4.8 to the Annual Report on Form 20-F for the fiscal year ending December 31, 2001, which Exhibit is incorporated herein by reference.
8.1	List of subsidiaries. Previously filed as Exhibit 8.1 to the Annual Report on Form 20-F for the fiscal year ending December 31, 2004, which Exhibit is incorporated herein by reference.
10.1	Consent Kost Forer Gabbay and Kasierer, a member of Ernst & Young Global.
10.2	Consent of Mayer Hoffman McCann P.C.
12.1	Certification by Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification by Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification by Chief Executive Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification by Chief Financial Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

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

        As discussed in Note 1e, the consolidated financial statements as of December 31, 2004 and for the year then ended have been restated for the matters set forth therein.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
February 2, 2005, except for Notes 1e, 2s, 8j, 10c, 12d, 12e, 12f, 12g, 13b, 14d and 15d, as to which the date is November 29, 2005	A Member of Ernst & Young Global

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS U.S. dollars in thousands
	December 31,

	2003	2004

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$51,781	$75,771
Short-term restricted cash	6,504	14,168
Restricted cash held by trustees	26,656	10,620
Trade receivables (net of allowance for doubtful accounts: 2003 - $18,102; 2004 -$14,506) *)	37,177	31,380
Inventories	37,760	23,277
Receivables in respect of capital leases, prepaid expenses and other accounts receivable	30,761	29,281

Total current assets	190,639	184,497

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term restricted cash	13,664	7,534
Long-term restricted cash held by trustees	-	18,994
Severance pay fund	7,343	7,933
Long-term trade receivables, receivables in respect of capital leases and other receivables, net	39,112	27,728

	60,119	62,189

PROPERTY AND EQUIPMENT, NET	141,581	137,198

INTANGIBLE ASSETS AND DEFERRED CHARGES, NET	9,617	7,564

Total assets	$401,956	$391,448

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS U.S. dollars in thousands (except share data)
	December 31,

	2003	2004

		(as restated)
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term bank credit	$1,770	$4,159
Current maturities of long-term loans *)	3,000	8,869
Trade payables	25,715	21,245
Accrued expenses *)	35,040	26,582
Short-term advances from customer held by trustees	11,124	13,500
Other accounts payable *)	39,500	40,048

Total current liabilities	116,149	114,403

LONG-TERM LIABILITIES:
Accrued severance pay	7,151	8,172
Long-term advances from customer held by trustees	28,395	40,226
Long-term loans, net of current maturities *)	116,526	108,182
Accrued interest related to restructured debt *)	20,540	4,820
Other long-term liabilities *)	15,762	15,951
Excess of losses over investment in affiliates	2,543	2,102
Convertible subordinated notes	15,543	16,171

Total long-term liabilities	206,460	195,624

COMMITMENTS AND CONTINGENCIES

MINORITY INTEREST	2,946	-

SHAREHOLDERS’ EQUITY :
Share capital - Ordinary shares of NIS 0.2 par value: Authorized - 27,500,000 and 37,500,000 as of December 31, 2003 and 2004, respectively; Issued and outstanding - 22,225,146 and 22,312,487 shares as of December 31, 2003 and 2004, respectively	980	984
Additional paid in capital	718,225	733,582
Accumulated other comprehensive loss	(3,818)	(2,624)
Accumulated deficit	(638,986)	(650,521)

Total shareholders’ equity	76,401	81,421

Total liabilities and shareholders’ equity	$401,956	$391,448

*)	Includes the following balances resulting from transactions with related parties as of December 31, 2003 and 2004 Current maturities of long-term loans - $ 0 and $ 1,000, respectively; Accrued expenses - $ 4,999 and $ 2,540, respectively; Other accounts payable - $ 1,689 and $ 2,094, respectively; Long-term loans, net of current maturities - $ 71,400 and $ 70,400, respectively; Accrued interest related to restructured debt - $ 14,403 and $ 0, respectively; Other long-term liabilities - $ 2,125 and $ 2,900, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS U.S. dollars in thousands (except per share data)
	Year ended December 31,

	2002	2003	2004

			(as restated)
Revenues:
Products *)	$130,011	$120,776	$100,122
Services *)	78,744	69,401	141,376

	208,755	190,177	241,498

Cost of revenues:
Products	73,182	75,560	52,184
Services *)	95,846	75,553	110,211
Write-off of inventories	20,107	6,434	2,000

	189,135	157,547	164,395

Gross profit	19,620	32,630	77,103

Research and development expenses, net *)	25,066	16,949	13,879
Selling, marketing, general and administrative expenses *)	86,227	71,720	69,174
Provision and write-off of doubtful accounts and capital lease receivables	34,714	1,383	717
Impairment of goodwill	13,049	5,000	-
Impairment of tangible and intangible assets	50,666	26,912	2,161
Restructuring charges	-	3,905	-
Gain from derecognition of liability	-	-	(245)

Operating loss	(190,102)	(93,239)	(8,583)
Financial expenses, net	(21,324)	(3,256)	(266)
Gain from restructuring of debts	-	244,203	-
Other income (expenses)	-	954	(274)
Gain (loss) from write-off of investments in affiliated and other companies	(51,379)	3,300	-

Income (loss) before taxes on income	(262,805)	151,962	(9,123)
Taxes on income	929	9,690	4,429

Income (loss) after taxes on income	(263,734)	142,272	(13,552)
Equity in profits (losses) of affiliated companies	(29,334)	488	1,242
Minority interest in losses of a subsidiary	3,517	871	164

Income (loss) from continuing operations, before cumulative effect of a change in an accounting principle and loss from discontinued operations	(289,551)	143,631	(12,146)

Gain (loss) from cumulative effect of a change in an accounting principle	(56,716)	-	611
Loss from discontinued operations	(1,937)	-	-

Net income (loss)	$(348,204)	$143,631	$(11,535)

Earnings (loss) per share from continuing operations:
Basic	$(245.59)	$12.09	$(0.55)

Diluted	$(245.59)	$11.31	$(0.55)

Basic and diluted earnings (loss) per share from cumulative effect of a change in an accounting principle	$(48.10)	$-	$0.03

Basic and diluted loss per share from discontinued operation	$(1.64)	$-	$-

Net earnings (loss) per share:
Basic	$(295.33)	$12.09	$(0.52)

Diluted	$(295.33)	$11.31	$(0.52)

Weighted average number of shares used in computing net earnings (loss) per share:
Basic	1,179	11,881	22,242

Diluted	1,179	12,819	22,242

*)     Includes the following income (expenses) resulting from transactions with related parties for the years ended December 31, 2002, 2003 and 2004: products revenues - $ 5,300, $ 7,126 and $ 2,336, respectively; services revenues - $ 1,450, $ 415 and $ 528, respectively; cost of services - $ (19,695), $ (14,444) and $ (16,802) respectively; research and development expenses, net - $ 0, $ 1,450 and $ 2,917, respectively; selling, marketing, general and administrative expenses - $ 677, $ (35) and $ (642), respectively; financial income (expenses), net - $ 0, $ 22 and $ (1,786), respectively.

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIENCY) U.S. dollars in thousands
	Number of ordinary shares (in thousands)	Share capital	Additional Paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total comprehensive income (loss)	Total shareholders’ equity (deficiency)

			(as restated)		(as restated)	(as restated)	(as restated)

Balance as of January 1, 2002	1,170	$69	$617,374	$(5,710)	$(434,413)		$177,320
Exercise of options, net	*) -	*) -	5	-	-		5
Stock compensation related to options issued to a consultant	-	-	107	-	-		107
Issuance of shares in consideration for the acquisition of rStar	22	1	311	-	-		312
Foreign currency translation adjustments from the disposal of European subsidiaries	-	-	-	2,117	-		2,117
Comprehensive loss - Foreign currency translation adjustments	-	-	-	(4,572)	-	$(4,572)	(4,572)
Net loss	-	-	-	-	(348,204)	(348,204)	(348,204)

Total comprehensive loss						$(352,776)

Balance as of December 31, 2002	1,192	70	617,797	(8,165)	(782,617)		(172,915)
Issuance of shares as a result of restructuring of debt on March 14, 2003	11,795	500	54,677	-	-		55,177
Issuance of shares as a result of restructuring of debt on November 10, 2003	9,209	409	44,628	-	-		45,037
Exercise of options, net	29	1	35	-	-		36
Stock compensation related to options issued in a subsidiary	-	-	764	-	-		764
Stock compensation related to repricing of options issued to an employee	-	-	91	-	-		91
Stock compensation related to options issued to a consultant	-	-	233	-	-		233
Comprehensive income - Foreign currency translation adjustments	-	-	-	4,347	-	$4,347	4,347
Net income	-	-	-	-	143,631	143,631	143,631

Total comprehensive income						$147,978

Balance as of December 31, 2003	22,225	$980	$718,225	$(3,818)	$(638,986)		$76,401

*)    Represent an amount lower than $1.

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIENCY) U.S. dollars in thousands

	Number of ordinary shares (in thousands)	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total comprehensive income (loss)	Total shareholders’ equity (deficiency)

			(as restated)		(as restated)	(as restated)	(as restated)

Balance as of December 31, 2003	22,225	$980	$718,225	$(3,818)	$(638,986)		$76,401

Exercise of options, net	87	4	428	-	-		432
Stock compensation related to purchased options in a subsidiary	-	-	(764)	-	-		(764)
Stock compensation related to options issued to a consultant	-	-	207	-	-		207
Gain from extinguishment of Bank Hapoalim loan			15,486				15,486
Foreign currency translation adjustments from the disposal of a subsidiary	-	-	-	3,428	-		3,428
Comprehensive income - Foreign currency translation adjustments	-	-	-	(2,234)		$(2,234)	(2,234)
Net loss	-	-	-	-	(11,535)	(11,535)	(11,535)

Total comprehensive loss						$(13,769)

Balance as of December 31, 2004	22,312	$984	$733,582	$(2,624)	$(650,521)		$81,421

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2002	2003	2004

			(as restated)
Cash flows from operating activities:
Net income (loss)	$(348,204)	$143,631	$(11,535)
Less loss for the year from discontinued operations	1,937	-	-
Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	46,230	26,293	31,674
Gain from restructuring of debt	-	(244,203)	-
Non cash cumulative effect relating to a subsidiary	-	-	(198)
Loss from disposal of subsidiaries	-	-	192
Stock compensation relating to options issued to a consultant	107	233	207
Stock compensation related to option in a subsidiary	-	764	(764)
Stock compensation relating to repricing of options issued to an employee	-	91	-
Impairment of goodwill	69,765	5,000	-
Impairment of intangible assets	8,255	5,674	-
Write off of investments	11,989	-	-
Write off of long-term note	39,390	(3,300)	-
Write-off of inventories	20,107	6,434	2,000
Impairment of property and equipment and other tangible assets	42,411	21,238	2,161
Equity in losses (earnings) of affiliated companies	29,334	(488)	(1,242)
Accrued severance pay, net	(1,568)	(940)	431
Interest accrued on bank deposits	(163)	120	-
Interest accrued on short and long-term restricted cash	-	(663)	(1,943)
Exchange rate on long-term loans	983	1,181	449
Minority interest in losses of a subsidiary	(3,517)	(871)	(164)
Capital gain from disposal of property and equipment	(177)	-	-
Deferred income taxes, net	(41)	4,813	1,869
Decrease in trade receivables	62,485	17,460	7,970
Decrease in receivables in respect of capital leases, prepaid expenses and other accounts receivable, (including long-term receivables)	13,737	8,664	12,449
Decrease (increase) in inventories	24,742	26,726	(8,848)
Decrease in trade payables	(19,797)	(415)	(5,330)
Decrease in accrued expenses	(16,825)	(15,885)	(11,637)
Increase (decrease) in other accounts payable and other long-term liabilities	13,196	(4,584)	(1,427)
Increase in advances from customer held by trustees (including long-term)	-	39,519	14,207
Cash used for discontinued operations	(1,185)	-	-

Net cash provided by (used in) operating activities	(6,809)	36,519	30,521

Cash flows from investing activities:
Purchase of property and equipment	(9,739)	(14,680)	(6,163)
Purchase of minority shares of rStar	-	-	(1,053)
Disposal of subsidiaries (a)	-	-	600
Consolidation of StarBand (b)	-	-	2,592
Investment in affiliated companies	(13,461)	-	-
Proceeds from long-term note	-	4,300	-
Investment in short-term bank deposits	-	(2,054)	(442)
Proceeds from short-term bank deposits	11,400	3,600	442
Disposal of subsidiaries (c)	7,671	-	-
Proceeds from disposal of property and equipment	832		-
Investment in short-term and long-term restricted cash	(12,495)	(9,368)	(11,187)
Proceeds from short-term and long-term restricted cash	2,652	12,157	9,840
Investment in restricted cash held by trustees	-	(39,960)	(23,501)
Proceeds from restricted cash held by trustees	-	13,939	22,486
Investment in other assets	(2,098)	(2,034)	(78)

Net cash used in investing activities	(15,238)	(34,100)	(6,464)

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2002	2003	2004

			(as restated)
Cash flows from financing activities:
Exercise of options, net	5	36	432
Prepaid expenses related to restructuring of debts	(2,240)	-	-
Short-term bank credit, net	(2,838)	(56)	2,389
Proceeds from long-term loans	1,220	2,700	-
Cash paid to minority shareholders of a subsidiary	(9,997)	-	-
Repayments of long-term loans	(13,443)	(2,886)	(2,924)

Net cash used in financing activities	(27,293)	(206)	(103)

Effect of exchange rate changes on cash and cash equivalents	87	1,496	36

Increase (decrease) in cash and cash equivalents	(49,253)	3,709	23,990
Cash and cash equivalents at the beginning of the year	97,325	48,072	51,781

Cash and cash equivalents at the end of the year	$48,072	$51,781	$75,771

Supplementary cash flows activities:

(a) Cash paid during the year for:
Interest	$15,101	$4,492	$4,365

Income taxes	$329	$1,217	$1,276

(b) Non-cash transactions:
Classification between property and equipment and inventories	$36	$5,404	$21,366

Conversion of convertible subordinated notes, net (see Note 10a)	$-	$100,214	$-

Arrangement with SES Americom (see Note 10a)	$5,706	$(2,281)	$-

Issuance of shares in consideration of the acquisition of rStar (see Note 1c)	$312	$-	$-

Gain from extinguishment of Bank Hapoalim loan – classified as Additional paid-in capital (see Note 1e)	$-	$-	$15,486

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

e.	Restatement of financial statements

As described in Note 10c. to the consolidated financial statements, in April 2004, the Company revised the terms of its loan from Bank Hapoalim. In its previously filed financial statements, the modification of the terms of the loan was accounted for as an extinguishment of the debt that had been recorded prior to the modification and the recognition of a new debt, based on the fair value of the debt immediately after the modification of the terms of the loan. In accounting for the modification of the terms of the old debt as an extinguishment of that debt, the Company did not eliminate all balances related to the debt recorded in its financial statements at the date of the modification of the terms of the loan and inadvertently did not write-off in its accounting for the extinguishment accrued interest of approximately $15.5 million that had been recorded as a deferred liability in connection with its March 2003 troubled debt restructuring.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The elimination of the debt's accrued interest creates an "excess" of book value over fair value of the modified debt at the date of debt extinguishment. Because Bank Hapoalim is a related party the extinguishment gain from the transaction has been recorded as an equity contribution. Future interest accruals arising under the new loan agreement will be expensed as incurred in current and future periods' income statements (instead of decreasing the accrued interest that had been recorded in March 2003). Based on this updated analysis, amounts previously reported have been revised and the accompanying financial statements restated.

The impact of the aforementioned restatement with respect to the financial statements as of December 31, 2004 and for the year then ended is summarized below:

Consolidated statements of operations data:

	Year ended December 31, 2004
	As previously reported	Adjustment	As restated
	U.S. dollars In thousands
	(except per share data)

Financial income (expenses), net	$1,818	$(2,084)	$(266)

Income (loss) before taxes on income	$(7,039)	$(2,084)	$(9,123)

Income (loss) after taxes on income	$(11,468)	$(2,084)	$(13,552)

Income (loss) from continuing operations, before
cumulative effect of a change in an accounting
principle and loss from discontinued operations	$(10,062)	$(2,084)	$(12,146)

Net income (loss)	$(9,451)	$(2,084)	$(11,535)

Basic earnings (loss) per share from continuing
operations	$(0.45)	$(0.10)	$(0.55)

Diluted earnings (loss) per share from continuing
operations	$(0.45)	$(0.10)	$(0.55)

Basic net earnings (loss) per share	$(0.42)	$(0.10)	$(0.52)

Diluted net earnings (loss) per share	$(0.42)	$(0.10)	$(0.52)

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Balance sheet data:

	December 31, 2004
	As previously reported	Adjustment	As restated
	U.S. dollars In thousands

Accrued expenses	$28,011	$(1,429)	$26,582

Total current liabilities	$115,832	$(1,429)	$114,403

Accrued interest related to restructured debt	$16,793	$(11,973)	$4,820

Total long-term liabilities	$207,597	$(11,973)	$195,624

Additional paid in capital	$718,096	$15,486	$733,582

Accumulated deficit	$(648,437)	$(2,084)	$(650,521)

Total shareholders' equity	$68,019	$13,402	$81,421

Cash flow data:

	Year ended December 31, 2004
	As previously reported	Adjustment	As restated
	U.S. dollars In thousands

Net income (loss)	$(9,451)	$(2,084)	$(11,535)

Decrease in accrued expenses	$(13,721)	$2,084	$(11,637)

Net cash provided by (used in) operating activities	$30,521	$-	$30,521

Non-cash transactions:
Gain from extinguishment of Bank Hapoalim loan -
classified as Additional paid-in capital	$-	$-	$15,486

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

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

F - 20

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

The following table illustrates the effect on the net income (loss) and net earnings (loss) per share, assuming that the Company had applied the fair value recognition provision of SFAS 123 on its stock-based employee compensation:

	Year ended December 31,
	2002	2003	2004
	U.S. dollars In thousands (except per share data)
			(as restated)

Net income (loss) as reported	$(348,204)	$143,631	$(11,535)

Add: stock based employee compensation expenses included in reported net income (loss) - intrinsic value	-	91	-

Deduct: total stock-based employee compensation expense determined under fair value based method	(12,896)	(2,580)	(1,017)

Pro forma net income (loss)	$(361,100)	$141,142	$(12,552)

Basic net earnings (loss) per share as reported	$(295.33)	$12.09	$(0.52)

Diluted net earnings (loss) per share as reported	$(295.33)	$11.31	$(0.52)

Pro forma basic earnings (loss) per share	$(306.26)	$11.88	$(0.56)

Pro forma diluted earnings (loss) per share	$(306.26)	$11.12	$(0.56)

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	t.	Income taxes:

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

In accordance with FIN 45, paragraph 4, as the guaranties above are performance guaranties for the Company’s own performance, such guaranties are excluded from the scope of FIN 45. The Company has not recorded any liability for such amounts, as the Company expects that its performance will be acceptable. To date, no guarantees have ever been exercised against the Company.

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

The modification in the loan terms was accounted for as a debt extinguishment due to the addition of a conversion option to the debt instrument which was considered substantial. The fair value of the amended loan was recorded, and the book value of the old loan was removed from the Company’s financial statements. Since Bank Hapoalim is a related party, the extinguishment gain of approximately $15.5 million was recorded as an equity contribution.

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

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Groups’ deferred tax liabilities and assets are as follows:

		December 31,
		2003	2004
		U.S. dollars in thousands
1.	Provided in respect of the following:
	Carryforward tax losses and research and development credits	$93,315	$89,642
	Other (1)	59,212	58,939

	Gross deferred tax assets	152,527	148,581
	Valuation allowance	(139,178)	(126,383)

	Net deferred tax assets	13,349	22,198

	Gross deferred tax liabilities	(12,950)	(23,630)

	Net deferred tax assets (liabilities)	$399	$(1,432)

	Domestic	$-	$-
	Foreign	399	(1,432)

		$399	$(1,432)

2.	Deferred taxes are included in the consolidated balance sheets, as follows:

	Current assets	$1,812	$-
	Non-current assets	57	-
	Current liabilities	(310)	(418)
	Non-current liabilities	(1,160)	(1,014)

		$399	$(1,432)

(1)	Composed mainly of temporary differences relating to property and equipment, revenues and accrued expenses.

GILAT SATELLITE NETWORKS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:- TAXES ON INCOME (Cont.)

3.	As of December 31, 2004, the Group has decreased the valuation allowance by approximately $ 12.8 million resulting from carryforward tax losses and other temporary differences. Management currently believes that it is more likely than not that the deferred tax regarding the loss carryforwards and other temporary differences for which valuation allowance was provided will not be realized in the foreseeable future.

e.	Reconciling items between the statutory tax rate of the Company and the effective tax rate:
	2002	2003		2004
	U.S. dollars in thousands

Income (loss) before taxes, as reported in the
consolidated statements of operation	$(262,805)		$151,962	$(9,123)
Statutory tax rate	36%		36%	35%

Theoretical tax benefit expenses) on the above
amount at the Israeli statutory tax rate	94,610		(54,706)	3,193
Debt restructuring arrangements			90,493
Write-off of investments and capital losses	(25,243)		(200)	(4,538)
Currency differences	1,369		(2,944)	176

Tax adjustment in respect of foreign subsidiaries
different tax rates and "Approved Enterprise"
status	(5,816)		(692)	1,434
Unrecognized inter-company charges and other
permanent differences	(13,084)		(3,640)	(11,780)
Changes in valuation allowance	(52,765)	*	(35,969)	** 7,374
Income taxes in respect of prior years			(2,032)	(288)

	$(929)		$(9,690)	$(4,429)

*	Included within, is the effect of certain foreign NOL, amounting to $125,812, expected to be lost due to local tax regulatory limitations resulting from change of control.

**	Not including the deduction of $5,421 which reflect the reduction in temporary differences resulting from the elimination of accrued interest liability in the debt extinguishment. The respective capital gain has been recorded as an equity contribution. See further discussion in Note 1e.

GILAT SATELLITE NETWORKS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:- TAXES ON INCOME (Cont.)

f.	Taxes on income included in the consolidated statements of operations:

	Year ended December 31,
	2002	2003	2004
	U.S. dollars in thousands

Provision for income tax:

Tax expenses related to restructuring of
debts	$-	$1,100	$-
Other current tax expenses	970	1,862	2,310
Tax expenses related to previous years	-	2,032	288

	970	4,994	2,598

Deferred income taxes

Deferred tax expenses related to
restructuring of debts	-	4,560	-
Adjustments of the beginning of the year
balance of a valuation allowance
because of a change in circumstances that
caused a change in judgment about the
realizability of the related deferred tax
asset in future years	500	-	-
Other deferred income taxes	(541)	136	1,831

	(41)	4,696	1,831

	$929	$9,690	$4,429

Domestic	$604	$6,300	$134
Foreign	325	3,390	4,295

	$929	$9,690	$4,429

g.	Income (loss) before taxes on income from continuing operations:

	Year ended December 31,
	2002	2003	2004
	U.S. dollars in thousands
			(as restated)

Domestic	$(102,376)	$195,288	$(39,117)
Foreign	(160,429)	(43,326)	29,994

	$(262,805)	$151,962	$(9,123)

h.	The Company obtained a ruling from the Israeli tax authorities regarding the March 2003 restructuring of debt arrangement for payment of $ 1.1 million and deferral of the taxes on the capital gains for tax purposes based on the realization of the Company’s assets as of December 31, 2000. As part of the ruling the Company committed to the Israeli tax authorities not to transfer its activities abroad or, for tax purposes, cease to be considered an Israeli resident.

GILAT SATELLITE NETWORKS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:- SUPPLEMENTARY BALANCE SHEET INFORMATION

a.	Receivables in respect of capital leases, prepaid expenses and other accounts receivable:

	December 31,
	2003	2004
	U.S. dollars in thousands
Receivables in respect of capital leases (see c below)	$13,916	$12,198
VAT receivables	4,003	4,918
Prepaid expenses	2,992	3,397
Deferred Customer Premises Equipment costs	-	3,016
Tax receivables	1,767	2,922
Employees	1,007	655
Deferred income taxes (see Note 12d)	1,812	-
Other	5,264	2,175

	$30,761	$29,281

b.	1. Long-term trade receivables, receivables in respect of capital leases and other receivables:

	December 31,
	2003	2004
	U.S. dollars in thousands
Long-term receivables in respect of capital leases (see c below)	$24,038	$15,396
Long-term trade receivables	12,530	9,191
Other receivables	2,544	3,141

	$39,112	$27,728

2. The following amounts represent the unbilled amounts of the long–term receivables as of December 31, 2004:

Year ending December 31,	U.S. dollars in thousands

2006	$12,609
2007	8,103
2008	4,244
2009 and thereafter	820

25,776

Unearned interest income	(2,408)

$23,368

c.	Receivables in respect of capital and operating leases:

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

GILAT SATELLITE NETWORKS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14:- SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)

d.	Financial income (expenses), net:

	Year ended December 31,

	2002	2003	2004

	U.S. dollars in thousands

			(as restated)

Income:
Interest on cash equivalents, bank deposits and restricted cash	$1,798	$1,558	$2,378
Interest with respect to capital lease	4,625	3,121	3,168
Other (mainly translation adjustments)	1,276	613	298

	7,699	5,292	5,844

Expenses:
Interest on Convertible Subordinated Notes	14,936	868	-
Amortization of issuance costs of convertible subordinated notes	2,127	486	-
Interest with respect to short-term bank credit and trade payables and other	1,484	2,082	1,403
Interest with respect to long-term loans	6,784	3,007	3,757
Interest with respect to capital lease	1,912	60	9
Other (mainly translation adjustments)	1,780	2,045	941

	29,023	8,548	6,110

	$(21,324)	$(3,256)	$(266)

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

GILAT SATELLITE NETWORKS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15:- CUSTOMERS, GEOGRAPHIC AND SEGMENTS INFORMATION (Cont.)

2)	Information on the reportable segments:

a)	The measurement of the reportable operating segments is based on the same accounting principles applied in these financial statements.

b)	The consolidated information set below reflects the effect of unrealized profits derived from the transactions between GNS and Spacenet. The transactions are based on internal transfer pricing between the reportable segments.

c)	Financial data relating to reportable operating segments:

	Year ended December 31, 2004
	Spacenet				GNS
	Enterprise	Consumer	Rural	Total	Sales	Consolidation	Total
					(as restated)		(as restated)
Revenues:
External revenues	$60,456	$28,359	$52,243	$141,058	$100,440	$-	$241,498
Internal revenues	-	-	-	-	17,908	(17,908)	-

	$60,456	$28,359	$52,243	$141,058	$118,348	$(17,908)	$241,498

Impairment of tangible and intangible assets	$-	$-	$122	$122	$2,039	$-	$2,161

Financial income (expenses), net	$1,698	$(1,796)	$1,282	$1,184	$(1,450)	$-	$(266)

Income (loss) before taxes on income	$(8,732)	$(4,675)	$(9,280)	$(22,687)	$3,891	$9,673	$(9,123)

Taxes on income	$-	$-	$3,148	$3,148	$1,281	$-	$4,429

EBITDA *)	$(1,366)	$948	$7,312	$6,894	$19,388	$725	$27,007

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

GILAT SATELLITE NETWORKS LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16:- SUBSEQUENT EVENTS (UNAUDITED)

a.	In February 2005, the Company’s shareholders increased the pool for the 2003 Plans such that the 2003 Plans provide for the granting of additional options of up to an aggregate of 1,135,000 ordinary shares to its officers, directors, employees or service providers or any of the employees or service providers of its subsidiaries.

b.	In March 2005, the Group completed the purchase of all of the remaining StarBand shares not held by the Group and which were held by various Israeli banks. In addition to the initial payment, Spacenet Inc. committed to pay the banks an additional consideration equal to 50% of consideration, should such consideration be received by Spacenet Inc. in the event of, amongst others, sale of the StarBand shares by Spacenet Inc. to a third party, merger of StarBand with a third party, transfer or sale of substantially all of StarBand’s assets or activities to a third party, or liquidation of StarBand, on condition that any of these events occur prior to December 31, 2007.

c.	In March 2005, the Company purchased the remaining 50.9% of StarBand shares then held by certain Israeli banks (the “Banks”) in consideration for $600,000. In addition, in case certain events occur before December 31, 2007, including, the sale of StarBand shares, the sale of substantially all of StarBand’s assets to a third party, the merger with a third party or the dissolution of StarBand, the Company has agreed to pay the Banks an amount equal to fifty percent of the consideration received by the Company, directly or indirectly, as a result of such events. As disclosed in note 1b, the Company has consolidated StarBand since January 1, 2004, in accordance with FIN 46.

d.	In July 2005, York Capital Management purchased Bank Hapoalim’s loan to Gilat that is described in Notes 10a(2) and 10c. In connection with this transaction, certain of the Company’s members of the board of directors resigned and were replaced with new directors and top management was replaced.

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

MAYER HOFFMAN MCCANN P.C.
Bethesda, Maryland
January 19, 2005

SIGNATURE

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: December 1, 2005	GILAT SATELLITE NETWORKS LTD. BY: /S/ Amiram Levinberg —————————————— Amiram Levinberg Chairman of the Board of Directors