Form 20-F
period 2005-12-31
GILAT SATELLITE NETWORKS LTD
filed 2006-03-23
CIK 897322

As filed with the Securities and Exchange Commission on March 23, 2006

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report .................

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

22,556,298 Ordinary Shares, NIS 0.20 par value per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

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

Item 17 ☐ Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

This report on Form 20-F is being incorporated by reference into our Registration Statements on Form S-8 (Registration Nos. 333-123410, 333-113932, 333-08826, 333-10092, 333-12466 and 333-12988) and Form F-3 (Registration Nos. 333-113950 and 333-12698).

INTRODUCTION

        We are a leading provider of products and services for satellite-based communications networks. During the third quarter of 2005, we began to operate under three business units: (i) Gilat Network Systems, often referred to as GNS, which is a provider of network systems and associated professional services to service providers and operators; (ii) Spacenet, which provides managed services for enterprises and businesses through our U.S. Subsidiary, Spacenet Inc and for consumers through our U.S. subsidiary, StarBand Communications Inc.; and (iii) Spacenet Rural Communications, which provides communication services including internet, telephony and data transmissions for rural communities, primarily in Latin America. In its most recent available report published in 2005, Comsys, a specialized consulting company that analyzes the satellite communications industry, reported that Gilat is the second-largest manufacturer of very small aperture terminals, referred to in the network communications industry as VSATs. We were incorporated in Israel in 1987 and are subject to the laws of the State of Israel. Gilat’s corporate headquarters, executive offices and research and development, engineering and manufacturing facilities are located at Gilat House, 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva 49130, Israel. Our telephone number is (972) 3-925-2000.

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

        Our consolidated financial statements appearing in this annual report are prepared in U.S. dollars and in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. All references in this annual report to “dollars” or “$” are to U.S. dollars and all references in this annual report to “NIS” are to New Israeli Shekels. The representative exchange rate between the NIS and the dollar as published by the Bank of Israel on March 21, 2006 was NIS 4.659 per $1.00.

        As used in this annual report, the terms “we”, “us”, “Gilat” and “our” mean Gilat Satellite Networks Ltd. and its subsidiaries, unless otherwise indicated.

        Statements made in this annual report concerning the contents of any contract, agreement or other document are summaries of such contracts, agreements or documents and are not complete descriptions of all of their terms. If we filed any of these documents as an exhibit to this annual report or to any registration statement or annual report that we previously filed, you may read the document itself for a complete description.

- i -

- ii -

PART I

ITEM 1:	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

        Not Applicable.

ITEM 2:	OFFER STATISTICS AND EXPECTED TIMETABLE

        Not Applicable.

ITEM 3:	KEY INFORMATION

Selected Consolidated Financial Data

        The selected consolidated statement of operations data set forth below for the years ended December 31, 2003, 2004 and 2005, and the selected consolidated balance sheet data as of December 31, 2004 and 2005 are derived from our audited consolidated financial statements that are included elsewhere in this Report. These financial statements have been prepared in accordance with U.S. generally accepted accounting principles or U.S. GAAP. The selected consolidated statement of operations data set forth below for the years ended December 31, 2001 and 2002 and the selected consolidated balance sheet data as of December 31, 2001, 2002 and 2003 are derived from our audited consolidated financial statements that are not included in this Report.

        The selected consolidated financial data set forth below should be read in conjunction with Item 5: “Operating and Financial Review and Prospects” and the Consolidated Financial Statements and Notes thereto included in Item 18 in this annual report on Form 20-F for the year ended December 31, 2005.

	Year Ended December 31,
	2001	2002	2003	2004	2005
STATEMENT OF OPERATIONS DATA:	U.S. Dollars in thousands except per share data

Revenues:
Products	$279,297	$130,011	$120,776	$100,122	$88,705
Services	106,732	78,744	69,401	141,376	120,690

	386,029	208,755	190,177	241,498	209,395

Cost of revenues:
Products	194,374	73,182	75,560	48,703	42,312
Services	94,665	95,846	75,553	113,692	90,323
Write-off of inventories	59,790	20,107	6,434	2,000	584

	348,829	189,135	157,547	164,395	133,219

Gross profit	37,200	19,620	32,630	77,103	76,176

Research and development expenses, net	35,634	25,066	16,949	13,879	13,994
Selling, marketing, general and
administrative expenses	121,486	86,227	71,720	69,174	60,372
Provision and write-off for doubtful
accounts and capital lease receivables	134,614	34,714	1,383	717	422
Impairment of goodwill	50,580	13,049	5,000	-	-
Impairment of tangible and intangible
assets	42,982	50,666	26,912	2,161	-
Restructuring charges	30,284	-	3,905	-	-
Gain from derecognition of liability	-	-	-	(245)	-

Operating income (loss)	(378,380)	(190,102)	(93,239)	(8,583)	1,388
Financial expenses, net	(21,334)	(21,324)	(3,256)	(266)	(2,677)
Gain from restructuring of debt	-	-	244,203	-	-
Other income (expense)	-	-	954	(274)	299
Gain (loss) from write-off of
investments in affiliated and other
companies	(28,007)	(51,379)	3,300	-	-

Income (loss) before taxes on income	(427,721)	(262,805)	151,962	(9,123)	(990)
Taxes on income	974	929	9,690	4,429	3,126

Income (loss) after taxes on income .	(428,695)	(263,734)	142,272	(13,552)	(4,116)
Equity in earnings (losses) of
affiliated companies	(252)	(29,334)	488	1,242	400

Minority interest in losses of a
subsidiaries	5,889	3,517	871	164	-

Income (loss) from continuing
operations, before cumulative effect
of a change in an accounting principle	(423,058)	(289,551)	143,631	(12,146)	(3,716)
Gain (loss) from cumulative effect of a
change in an accounting principle	-	(56,716)	-	611	-
Loss from discontinued operations	(6,054)	(1,937)	-	-	-

Net income (loss)	$(429,112)	$(348,204)	$143,631	$(11,535)	$(3,716)

Net earnings (loss) per share from
continued operation:
Basic	$(362.21)	$(245.59)	$12.09	$(0.55)	$(0.17)

Diluted	$(362.21)	$(245.59)	$11.31	$(0.55)	$(0.17)

Basic and diluted net earnings (loss)
per share from cumulative effect of a
change in an accounting principle	-	$(48.10)	-	$0.03	-

Basic and diluted loss per share from
discontinued operation	$(5.18)	$(1.64)	-	-	-

Net earnings (loss) per share:
Basic	$(367.39)	$(295.33)	$12.09	$(0.52)	$(0.17)

Diluted	$(367.4)	$(295.33)	$11.31	$(0.52)	$(0.17)

Weighted average number of shares used
in computing net earnings (loss) per
share:
Basic	1,168	1,179	11,881	22,242	22,440

Diluted	1,168	1,179	12,819	22,242	22,440

	As of December 31,
BALANCE SHEET DATA:	2001	2002	2003	2004	2005
	(U.S. Dollars In thousands)

Working capital	$249,572	$127,527	$74,490	$67,750	$70,207
Total assets	858,623	474,214	401,956	391,094	372,977
Short-term bank credit and current
maturities of long-term debt	29,888	10,023	4,770	13,028	15,884
Convertible subordinated notes	350,000	358,648	15,543	16,171	16,333
Other long-term liabilities	161,970	172,745	190,917	179,453	156,490
Shareholders' equity (deficiency)	$177,320	$(172,915)	$76,401	$81,421	$85,498

Risk Factors

Risks Related To Our Business

        Beginning January 2005, we began operating our business under two business units. During the third quarter of 2005, we further modified this change and are now operating under three business units. It is not yet certain that this change in our operations will be efficient or successful.

        Beginning January 1, 2005, we began to operate under two business units: Gilat Network Systems and Spacenet. This division was made as part of the Company’s growth strategy aiming to increase sales for solution driven markets as well as the expansion of its services and operations business. During the third quarter of 2005, we divided the Spacenet business unit into two separate units: Spacenet Inc., which provides managed services for enterprise, business and consumers in the U.S. and Spacenet Rural Communications, which offers rural telephony and internet access solutions to remote areas, primarily in Latin America. While the intention is to enable and encourage each business unit to enhance its business strategy, it is possible that the division will cause competition within our company and lead to confusion in the market.

        We have incurred major losses in recent years and may never achieve net income profitability.

        We incurred a loss of approximately $100.6 million in 2003 (excluding the gain from restructuring of debt), a loss of approximately $11.5 million in 2004 and a loss of approximately $ 3.7 million in 2005. While we achieved operating profitability of approximately $1 million in the fourth quarter, we cannot assure you that we can operate profitably in the future or achieve a positive net income. If we do not achieve profitability, the viability of our company will be in question and our share price could decline.

        If commercial wireless communications markets fail to grow as anticipated, our business could be materially harmed.

        A number of the commercial markets for our products in the wireless communications area, including our broadband products, have only in recent years been developed. Because these markets are relatively new, it is difficult to predict the rate at which these markets will grow, if at all. If the markets for commercial wireless communications products fail to grow, or grow more slowly than anticipated, our business could be materially harmed. Conversely, to the extent that growth in these markets results in capacity limitations in the wireless communications area, it could materially harm our business and impair the value of our shares. Specifically, we derive virtually all of our revenues from sales of VSAT communications networks and provision of services related to these networks. A significant decline in this market or the replacement of VSAT technology by an alternative technology could materially harm our business and impair the value of our stock.

        Trends and factors affecting the telecommunications industry are beyond our control and may result in reduced demand and pricing pressure on our products.

        There are trends and factors affecting the telecommunications industry which are beyond our control and may affect our operations. These trends and factors include:

—	adverse changes in the public and private equity and debt markets and our ability, as well as the ability of our customers and suppliers, to obtain financing or to fund working capital and capital expenditures;
—	adverse changes in the credit ratings of our customers and suppliers;
—	adverse changes in the market conditions in our industry and the specific markets for our products;
—	access to, and the actual size and timing of, capital expenditures by our customers;
—	inventory practices, including the timing of product and service deployment, of our customers;
—	the amount of network capacity and the network capacity utilization rates of our customers, and the amount of sharing and/or acquisition of new and/or existing network capacity by our customers;
—	the overall trend toward industry consolidation and rationalization among our customers, competitors, and suppliers;
—	increased price reductions by our direct competitors and by competing technologies including, for example, the introduction of Ka-band systems by our direct competitors which could significantly drive down market prices;
—	conditions in the broader market for communications products, including data networking products and computerized information access equipment and services;
—	governmental regulation or intervention affecting communications or data networking;
—	monetary stability in the countries where we operate; and
—	the effects of war and acts of terrorism, such as disruptions in general global economic activity, changes in logistics and security arrangements, and reduced customer demand for our products and services.

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

        Because we compete for large-scale contracts in competitive bidding processes, losing a relatively small number of bids could have a significant adverse impact on our operating results.

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

        Many of our large-scale contracts are with governments or large enterprises in Latin America and other parts of the world; any instability in the exchange rates or in the political or economic situation or any unexpected unilateral termination could have a significant adverse impact on our business.

        In recent years, a significant portion of our revenues has been from large-scale contracts, including those in Peru, Colombia, Mexico and Brazil. Agreements with the governments in these countries typically include unilateral early termination clauses and other risks such as the imposition of new government regulations and taxation that could pose additional financial burdens on us. In addition, the foreign exchange risks in these countries are often significant due to possible fluctuations in local currencies relative to the U.S. dollar. Any termination of business in any of the aforementioned countries or any instability in the exchange rates could have a significant adverse impact on our business.

        In addition, in November 2002, we were awarded two large projects by the Colombian Government, including the installation and operation of approximately 550 telecenters to provide Internet connectivity and telephony services in cities and towns throughout Colombia and a second site of approximately 3,300 public rural satellite telephony network. The total value of the contracts is approximately $65 million. If we do not meet certain minimum equity requirements, this customer may assert that we would be in breach of our contract with them. Any early unilateral termination by the Colombian Government could have a significant adverse impact on our operating results.

        If we are unable to develop, introduce and market new products, applications and services on a cost effective and timely basis, our business could be adversely affected.

        The network communications market, to which our services and products are targeted, is characterized by rapid technological changes, new product introductions and evolving industry standards. If we fail to stay abreast of significant technological changes, our existing products and technology could be rendered obsolete. Historically, we have enhanced the applications of our existing products to meet the technological changes and industry standards. For example, in February 2004, we introduced the SkyEdge product family, which offers a comprehensive platform to deliver data, voice and video services over a single platform. Until then, each of these applications demanded a separate hub. In addition, in 2005, in order to meet the demands of utility companies and government customers, we introduced our Armadillo VSAT, a durable, environmentally controlled broadband satellite router system suitable for use in outdoor environments and extreme weather conditions.

        Our success is dependent upon our ability to continue to develop new products, applications and services and meet developing market needs.

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

        A decrease in the selling prices of our products and services could materially harm our business.

        The average selling prices of wireless communications products historically decline over product life cycles. In particular, we expect the average selling prices of our products to decline as a result of competitive pricing pressures and customers who negotiate discounts based on large unit volumes. We also expect space segment prices to decline, in particular in the United States where two of our competitors have announced plans to launch extended Ka-band satellites. We also expect that competition in this industry will continue to increase. To offset these price decreases, we intend to rely primarily on obtaining yield improvements and corresponding cost reductions in the manufacturing process of existing products, on the introduction of new products with advanced features and on offering turn key and other solutions to communications operators that are higher up in the value chain. However, we cannot assure you that we will be able to obtain any yield improvements or cost reductions or introduce any new products in the future or reach the higher value chain we strive to sell to. To the extent that we do meet any or all of these goals, it could materially harm our business and impair the value of our shares.

        If we are not able to fill our backlog of orders, our business will be adversely affected.

        At present, we have a backlog of orders, consisting of network service contracts, generally for three to five years, and of new orders for products and services. As of December 31, 2005 our aggregate backlog for equipment sales and for services under service contracts for our VSAT products was $206 million. If we are unable to satisfy the entire backlog of orders, we will not be able to fully recognize the revenues expected from this backlog and we could lose the contracts from which these backlog of orders arise, either of which could have a material adverse effect on our business. In addition, an inability to supply equipment and services could lead to our default on contracts and the subsequent exercise of performance guarantees by customers and could subject us to penalties and fines.

        If we lose existing contracts and orders for our products are not renewed, our ability to generate revenues will be harmed.

        Some of our existing contracts could be terminated due, among others, to any of the following reasons:

—	dissatisfaction of our customers with our products and/or the services we provide or our inability to timely provide or install additional products or requested new applications;
—	customers' default on payments due;
—	our failure to comply with financial covenants in our contracts;
—	the cancellation of the underlying project by the government-sponsoring body; or
—	the loss of existing contracts or a decrease in the number of renewals of orders or of new large orders.

        The termination or non-renewal of our contracts could have a material adverse effect on our business, financial condition and operating results. A vast majority of our business generated in 2005 was from recurring customers. If we are not able to gain new customers and retain our present customer base, our revenues will decline significantly. In addition, if we have a higher than anticipated subscriber churn for customers from StarBand and from Spacenet Inc., this could materially adversely affect our financial performance.

        We are dependent upon a limited number of suppliers for key components to build our VSATs, and may be significantly harmed if we are unable to obtain the hardware necessary for our hubs and VSATs on favorable terms or on atimely basis.

        Several of the components required to build our VSATs and hubs are manufactured by a limited number of suppliers. In the past, we have not experienced any difficulties with our suppliers with respect to availability of components. However, we cannot assure you of the continuous availability of key components or our ability to forecast our component requirements sufficiently in advance. Our research and development and operations groups are continuously working with our vendors and subcontractors to obtain components for our products on favorable terms in order to reduce the overall price of our products. If we are unable to obtain the necessary volumes of components at desired favorable terms or prices, we may be unable to produce our products at desired favorable terms or prices. As a result, sales of our products may be lower than expected, which could have a material adverse effect on our business, financial condition and operating results. In addition, in the past year the lead-time for product delivery requested by our customers has shortened significantly. Our supplies are not always able to meet our requested lead times. If we are unable to satisfy these customer’s needs, we could lose their business.

        The terms on which we are able to obtain components for our products are also affected by our relationship with our suppliers. In this regard, we entered into a non-exclusive Supply Chain Management agreement with Arrow/Rapac Ltd., or Arrow, a part of Arrow Electronics, Inc., to purchase certain components necessary for the manufacture of our products as well as to provide comprehensive logistic services. The agreement is intended to ensure JIT (just in time) inventory and to reduce prices currently paid by us for components. In addition, regarding components purchased in bulk by Arrow for other customers, we are entitled to enjoy existing lower prices. Arrow is to purchase components on our behalf based upon rolling forecasts provided by us. While this agreement is intended to guarantee the supply of our products and reduce prices, it also increases our reliance on a single sub-contractor. Any inability on their part to substantively perform under the agreement could have an adverse effect on our operations.

        We operate in the highly competitive network communications industry. We may be unsuccessful in competing effectively against many of our competitors who have substantially greater financial resources.

        We operate in a highly competitive industry of network communications, both in the sales of our products and our services. As a result of the rapid technological changes that characterize our industry, we face intense worldwide competition to capitalize on new opportunities, to introduce new products and to obtain proprietary and standard technologies that are perceived by the market as being superior to those of our competitors. Some of our competitors have substantially greater financial resources, providing them with greater research and development and marketing capabilities. These competitors may also be experienced in obtaining regulatory approvals for their products and services and in marketing them. Our relative position in the network communications industry may place us at a disadvantage in responding to our competitors’ pricing strategies, technological advances and other initiatives. Our SkyEdge family line includes both proprietary VSATs and a VSAT that is DVB-RCS compliant. Our principal competitors in the supply of VSAT networks are Hughes Network Systems, Inc., or HNS, ViaSat Inc., iDirect Technologies, IPStar, EMS Technologies, Inc. and Nera ASA.

        There are other manufacturers of products that compete with one or more of our products such as Alcatel Space, NDSatcom, Newtech and Polarsat. Another potential for product standardization in the VSAT industry is known as DOCSIS (Data Over Cable Service Interface Specification) for satellite communications. This concept is embedded in a product produced and sold by ViaSat directly in the international markets. In the United States, ViaSat delivers the same technology to the WildBlue consumer program that was launched in June 2005. This product is designed to be a low cost VSAT. This standardization could pose a threat to the acceptance in the market of our current and future non-DOCSIS for satellite products and could have an adverse effect on the market price for VSATs industry-wide.

        HNS introduced its own standard called IPoS (IP over satellite) which relies on the installed base of their DirecWay System. If accepted by other companies in the industry, this could have an adverse affect on the acceptance of our products. HNS is also expected to launch their SpaceWay Ka satellite program in the United States in 2006, which, if successful, could increase our competition and lower prices.

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

        We depend on a single facility in Israel and are susceptible to any event that could adversely affect its condition.

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

        Our international sales expose us to changes in foreign regulations and tariffs, tax exposures, political instability and other risks inherent to international business, any of which could adversely affect our operations.

        We sell and distribute our products and provide our services internationally, particularly in the United States, Asia, Africa, Europe and Latin America. A component of our strategy is to continue to expand into new international markets. Our operations can be limited or disrupted by various factors known to affect international trade. These factors include the following:

—	imposition of governmental controls, regulations and taxation which might include a government’s decision to raise import tariffs or license fees in countries in which we do business;
—	government regulations that may prevent us from choosing our business partners or restrict our activities. For example, a particular Latin American country may decide that high-speed data networks used to provide access to the Internet should be made available generally to Internet service providers and may require us to provide our wholesale service to any Internet service providers that request it, including entities that compete with us. If we become subject to any additional obligations such as these, we would be forced to comply with potentially costly requirements and limitations on our business activities. This could result in a substantial reduction in our revenue;
—	tax exposures in various jurisdictions relating to our activities throughout the world;
—	political instability in countries in which we do or desire to do business. For example, economic instability in Indonesia has led to a decrease in the value of the Indonesian Rupiah. If such decrease continues, this could adversely affect the ability of the Indonesian market to finance VSAT projects. We also face similar risks from potential or current political and economic instability in countries such as Russia, Kazakhstan, Angola, India and Kenya;
—	trade restrictions and changes in tariffs which could lead to an increase in costs associated with doing business in foreign countries;
—	difficulties in staffing and managing foreign operations that might mandate employing staff in the United States and Israel to manage foreign operations. This change could have an adverse effect on the profitability of certain projects;
—	longer payment cycles and difficulties in collecting accounts receivable;
—	seasonal reductions in business activities;
—	foreign exchange risks due to fluctuations in local currencies relative to the dollar; and
—	relevant zoning ordinances that may restrict the installation of satellite antennas that might also reduce market demand for our service. Additionally, authorities may increase regulation regarding the potential radiation hazard posed by transmitting earth station satellite antennas’ emissions of radio frequency energy that may negatively impact our business plan and revenues.

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

        Our telecommunication services require licenses and approvals by the Federal Communications Commission, or FCC, in the United States, and by regulatory bodies in other countries. In the United States, the operation of satellite earth station facilities and VSAT systems such as ours are prohibited except under licenses issued by the FCC. We must also obtain approval of the regulatory authority in each country in which we propose to provide network services or operate VSATs. The approval process in Latin America and elsewhere can often take a substantial amount of time and require substantial resources.

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

        Possible need for additional funds.

        Our cash and cash equivalents at December 31, 2005 were approximately $74.9 million. We currently expect our cash and cash equivalents to be sufficient for use in our current operations. If we choose to expand our business by acquiring a complementary business or businesses, we may be required to raise additional funds to finance such activities. There can be no assurance that we will be able to raise necessary funds or that we will be able to do so on terms acceptable to us. Any such additional funding may result in significant dilution to existing shareholders

        Our operating results may vary significantly from quarter to quarter and these quarterly variations in operating results, as well as other factors, may contribute to the volatility of the market price of our shares.

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

        There are numerous patents, both pending and issued, in the network communications industry. We may unknowingly infringe a patent. We may from time to time be notified of claims that we are infringing on the patents, copyrights or other intellectual property rights owned by third parties. While we do not believe that we have in the past or are at present infringed on any intellectual property rights of third parties, we cannot assure you that we will not be subject to such claims.

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

        We are involved in litigation alleging violations of the federal securities laws that may have an adverse effecton our business.

        On May 13, 2003, a complaint was filed with the United States District Court for the Eastern District of New York against the Company and certain of its officers and directors asserting claims under Section 10(b) of the Securities Exchange Act of 1934. The complaint was the result of the court-ordered consolidation of nine separate similar actions filed in March 2002 in the United States District Courts. In addition, a request was made to file a class action lawsuit in the Tel Aviv, Israel, District Court, but this action was stayed pending the outcome of the class action proceedings in the United States. The Complaint asserts the claims of purchasers of our securities from February 9, 2000 and through May 29, 2002, and alleges violations of the federal securities laws and claims that we issued material misrepresentations to the market. We have filed a motion to dismiss the amended complaint, and on September 19, 2005, the court dismissed certain of the plaintiff’s claims. The plaintiffs have provided Gilat with a discovery demand. A conference with the plaintiffs has been scheduled for March to agree on the schedule and scope of the discovery.

        We believe that the allegations against us and certain of our current and former officers and directors are without merit and intend to contest them vigorously. However, these legal proceedings are in the preliminary stages and we cannot predict their outcome. The litigation process is inherently uncertain. While we hold insurance coverage, if we are not successful in defending these legal proceedings, we could incur substantial monetary judgments or penalties in excess of the available insurance coverage. In addition, regardless of the outcome of the litigation, the process could result in damage to our reputation. The proceedings could result in substantial costs not covered by our insurance coverage and the process may occupy a significant amount of time and attention of our senior management.

        In the past twelve months we have experienced significant changes in management and our board of directors. The changes in top leadership of the Company may have an ongoing adverse effect on our business.

        In June 2006, Mr. Erez Antebi rejoined the company as the Chief Executive Officer of our Gilat Network Systems business unit. In addition, in July 2005, in connection with the assignment of a Gilat loan by Bank Hapoalim B.M. to York Capital Management, six out of seven of our board members resigned and were replaced by new members. In addition, Shlomo Rodav, our then-Chairman of the Board and Chief Executive Officer resigned. At that time, Mr. Amiram Levinberg, a co-founder and former President of our Company who had left following the restructuring of our Company in March 2003, returned as our Chief Executive Officer and Chairman of the Board. The many changes in management in the past year could materially adversely affect our business, financial condition and operating results.

        We face competition for personnel, particularly for employees with technical expertise. Our business, financial condition and operating results could be materially adversely affected if we cannot hire and retain suitable personnel.

        We may engage in acquisitions that could harm our business, results of operations and financial condition, and dilute our stockholders’ equity.

        As part of our management changes which have occurred over the past three quarters, we have added a business development team, whose goal is to pursue new business opportunities. This team will pursue growth opportunities through internal development and through the acquisition of complementary businesses, products and technologies. We are unable to predict whether or when any prospective acquisition will be completed. The process of integrating an acquired business may be prolonged due to unforeseen difficulties and may require a disproportionate amount of our resources and management’s attention. We cannot assure you that we will be able to successfully identify suitable acquisition candidates, complete acquisitions, integrate acquired businesses into our operations, or expand into new markets. Further, once integrated, acquisitions may not achieve comparable levels of revenues, profitability or productivity as our existing business or otherwise perform as expected. The occurrence of any of these events could harm our business, financial condition or results of operations. Future acquisitions may require substantial capital resources, which may not be available to us or may require us to seek additional debt or equity financing. Future acquisitions by us could result in the following, any of which could seriously harm our results of operations or the price of our stock:

—	issuance of equity securities that would dilute our current stockholders' percentages of ownership;
—	large one-time write-offs;
—	the incurrence of debt and contingent liabilities;
—	difficulties in the assimilation and integration of operations, personnel, technologies, products and information systems of the acquired companies;
—	diversion of management's attention from other business concerns;
—	contractual disputes;
—	risks of entering geographic and business markets in which we have no or only limited prior experience; and
—	potential loss of key employees of acquired organizations.

        Our failure to manage growth effectively could impair our business, financial condition and results of operations.

        The implementation of SFAS No. 123R, which requires us to record compensation expenses in connection with equity share based compensation may reduce our profitability significantly.

        On December 16, 2004, the Financial Accounting Standards Board (FASB) issued Statement No. 123 (revised 2004), Share-Based Payment (“SFAS No. 123R”), which is a revision of SFAS No. 123. Generally, the approach in SFAS 123(R) is similar to the approach described in Statement 123. However, SFAS No. 123 permitted, but not required, share-based payments to employees to be recognized based on their fair values while SFAS No. 123(R) requires, as of the first quarter of 2006, all share-based payments to employees to be recognized based on their fair values. SFAS No. 123R also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. The adoption of SFAS No. 123R may have a significant effect on our results of operations. In addition, such adoption could also limit our ability to continue to use stock options as an incentive and retention tool, which could, in turn, hurt our ability to recruit employees and retain existing employees. Had we adopted SFAS 123(R) in 2005, the impact of that standard would have approximated $7 million, as described in the disclosure of pro forma net income and earnings per share in our consolidated financial statements.

Risks Related To The Shares And Our Capital Structure

        Our share price has been highly volatile, has experienced a significant decline, and may continue to be volatile and decline.

        The trading price of our shares has fluctuated widely in the past and may continue to do so in the future as a result of a number of factors, many of which are outside our control. In addition, the stock market has experienced extreme price and volume fluctuations that have affected the market prices of many technology companies, particularly telecommunication and Internet-related companies, and that have often been unrelated or disproportionate to the operating performance of these companies. These broad market fluctuations could adversely affect the market price of our shares. In the past, following periods of volatility in the market price of a particular company’s securities, securities class action litigation has often been brought against that company. Securities class action litigation could result in substantial costs and a diversion of our management’s attention and resources.

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

        One of our controlling shareholders is also a major creditor of the Company.

        In July 2005, York Capital Management was assigned the substantial loan that we had from Bank Hapoalim B.M. York also has a proxy to vote approximately 15% of our shares. The interests of York as a major creditor of our company may conflict at times with the interests of our other shareholders. In addition, as per the terms of the amended loan agreement with York approved in December 2005, York may convert the loan into shares and become a dominating shareholder with approximately 32% of our outstanding shares. The interests of such a major potential shareholder may not be inherently the same as those of shareholders with a smaller ownership in our company.

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

        Under the Israeli Law for Encouragement of Capital Investments, 1959, some of our Israeli facilities qualify as “Approved Enterprises.” As a result, we have been eligible for tax benefits for the first several years in which we generated taxable income. Our historical operating results reflect substantial tax benefits, including tax exemptions and decreased tax rates up to December 31, 2000. In, 2003, 2004 and 2005, we had substantial losses for tax purposes and a decrease in revenues and therefore could not realize any tax benefits. On April 1, 2005, an amendment to the Investment Law came into effect (“the Amendment”) and has significantly changed the provisions of the Investment Law. The Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits. The amendment will be applied to new approved enterprises. Our financial condition and results of operations could suffer if the Israeli government terminated or reduced the current tax benefits available to us.

        In addition, in order to receive these tax benefits, we must comply with two material conditions. We must invest specified amount in property and equipment in Israel, and at least 25% of each new “Approved Enterprise” income should be derived from export. We believe we have complied with these conditions, but we have not received confirmation of our compliance from the government. If we fail in the future to comply in whole or in part with these conditions, we may be required to pay additional taxes and would likely be denied these tax benefits in the future, if and when we are profitable, which could harm our financial condition and results of operations.

        We benefit from Israeli Government grants. The termination or reduction of these grants could have a material adverse effect on our ability to develop new products and applications.

        Research and development grants from the Office of the Chief Scientist of the Israeli Ministry of Industry and Commerce, or the Chief Scientist during 2003, 2004 and 2005 amounted to approximately $3.5 million, $2.2 million, and $ 1.3 million, respectively. These grants enable us to develop new technologies to use in new products and applications. However, they also impose certain restrictions on us, as discussed below. Israeli authorities have indicated that the grant program may be reduced in the future. The termination or reduction of these grants to us could have a material adverse effect on our ability to develop new products and applications, which could harm our business.

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

        As a foreign private issuer whose shares are listed on the NASDAQ National Market, we may follow certain home country corporate governance practices instead of NASDAQ requirements.

        As a foreign private issuer whose shares are listed on the NASDAQ National Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Marketplace Rules, including the composition of our Board of Directors, director nomination procedure, compensation of officers, distribution of annual reports to shareholders, and quorum at shareholders meetings. In addition, we may follow Israeli law instead of the NASDAQ Marketplace Rules that require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of our company, certain transactions other than a public offering involving issuances of a 20% or more interest in our company and certain acquisitions of the stock or assets of another company.

        Compliance with changing regulation of corporate governance and public disclosure may result in additional expenses.

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

        Since October 2000, there has been substantial deterioration in the relationship between Israel and the Palestinian Authority that has resulted in increased violence. The future effect of this deterioration and violence on the Israeli economy and our operations is unclear. In August 2005, Israel evacuated all Israeli settlements in the Gaza Strip and four settlements in the West Bank. The implications of this action cannot at this time be foreseen. Ongoing violence between Israel and the Palestinians as well as tension between Israel and the neighboring Syria and Lebanon may have a material adverse effect on our business, financial conditions or results of operations.

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

        Our operating results would be adversely affected if inflation in Israel is not offset on a timely basis by adevaluation of the new Israeli shekel (NIS) against the U.S. dollar.

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

        The rights and responsibilities of our shareholders are governed by Israeli law and differ in some respects from the rights and responsibilities of shareholders under U.S. law.

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

        Israeli law may delay, prevent or make difficult a merger with or an acquisition of us, which could prevent achange of control and therefore depress the price of our shares.

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

History and Development of the Company

        We are a leading provider of products and services for satellite-based communications networks. The products that we develop, manufacture and install are known as VSATs, or very small aperture terminals. VSATs provide highly reliable, end-to-end satellite communications with guaranteed quality of service regardless of the number of sites or their geographic location. In its most recent report published in October 2005, Comsys, a specialized consulting company that analyzes the satellite communications industry, reported that Gilat is the second-largest manufacturer of VSATs.

        Since the third quarter of 2005, we have operated under three business units:

        (i) Gilat Network Systems (GNS), which is a provider of VSAT-based network systems and associated professional services to service providers and operators worldwide;

        (ii) Spacenet, which is a service provider for data communication via satellite. Spacenet’s customers are enterprises, businesses and consumers primarily located in the United States.

        (iii) Spacenet Rural Communications, which is a service provider for Internet, telephony and data communications for rural communities, primarily in Latin America.

        Gilat shipped its initial product, a first generation receive only (OneWay) VSAT, in 1989. Since then, we have devoted significant resources to developing and enhancing our VSAT applications and establishing strategic alliances, primarily with major telecommunications companies and equipment suppliers.

        In 1991, we began marketing our second-generation OneWay VSAT. In 1992, we began marketing our interactive (TwoWay) VSAT with Spacenet Inc., a company engaged in providing VSAT-based network services, as part of Spacenet’s Skystar Advantage VSAT service offering. Over the years, we experienced significant growth in orders, sales and earnings including from our OneWay and Skystar Advantage products. By an agreement in 1992, COMSAT RSI, Inc. became our joint venture partner to develop, manufacture and market two-way rural telephony VSAT products (FaraWay). We began marketing the FaraWay VSAT in 1994. At the end of 1996, we began marketing the DialAw@y IP VSAT, another rural telephony product outside of the scope of that joint venture.

        In December 1998, we acquired Spacenet Inc. from SES Americom (formerly known as GE Americom) and certain affiliates.

        In 1999, we began marketing our interactive consumer (SkyBlaster) VSAT . The SkyBlaster is a two-way IP-based product for broadband Internet services via satellite. One of the first SkyBlaster models was the 360, designed for consumers and home offices and small business users. In 2001, we completed development of the next generation interactive (SkyStar 360E) VSAT, geared toward the enterprise, small business, SME and SOHO markets, that enables broadband networking between a central hub and up to thousands of locations.

        In 2004, we introduced our SkyEdge family of VSAT products, which offers a comprehensive satellite communications platform to deliver data, voice and video services over a unified, powerful system. This product family is also used for satellite integrated communication applications and solutions.

        Financing Transactions. In February 2000, we completed a private offering of $350 million of convertible subordinated notes due 2005, or the old notes. In December 2000, we entered into a facility agreement with Bank Hapoalim, under which we borrowed $108 million to finance our general corporate activities including our working capital. In June 2002, we paid part of the initial $6 million principal payment that was then due.

        In September 2001, Bank Leumi lent us $30 million to be repaid in a single installment on April 5, 2003. The loan was secured by a lien on our buildings in Petah Tikva, Israel. In March 2003, as part of the arrangement detailed below, the terms of the loan made by Bank Leumi were revised.

        In October 2002, to permit completion of a complex restructuring arrangement, with the holders of the old notes, and certain other creditors, we filed with the Israeli Court a petition under Section 350 of the Israeli Companies Law – 1999 for a stay of proceedings on actions by holders of the old notes and our bank lenders. In March 2003, after negotiating with both the holders of the old notes, our lending banks and our major creditors, we received the approval of the Israeli courts, and completed a plan of arrangement, or the Arrangement with our bank lenders, holders of the old notes and certain other creditors. Pursuant to the Arrangement, our old notes were cancelled and the holders of the old notes were issued a combination of 4.00% Convertible Notes due 2012, or the new notes, and ordinary shares. Additional new notes and ordinary shares were also issued in exchange for a portion of our bank debt and debt to another financing creditor. The arrangement reduced our debt by approximately $309 million, secured new agreements with our banking creditors, and significantly reduced our overall financing costs. As part of the arrangement, we entered into a new agreement with SES Americom, Spacenet’s major supplier of satellite transponder capacity in the United States.

        In October 2003, we distributed an offering circular to the holders of our new notes and offered to exchange our ordinary shares for the new notes at a conversion rate of $8 per share. In November 2003, we accepted approximately $73.7 million of the new notes for exchange and issued an additional 9,208,270 ordinary shares.

        In March 2003, as part of the Arrangement, we amended our agreement with Bank Hapoalim. The loan was again amended in April 2004. In July 2005, the loan was assigned by Bank Hapoalim to York Capital Management and in December 2005, the loan agreement was amended for a third time. For more details, please see Item 5 “Operating and Financial Review and Prospects – Commitments and Contingencies.”

        As of March 1, 2006, 22,589,698 of our ordinary shares were outstanding.

        Capital Expenditures and Divestitures. In 2003, 2004 and 2005, our property and equipment purchases amounted to approximately $14.7 million, $6.2 million and $3.6 million respectively. These amounts do not include the reclassification of inventory to property and equipment made during 2003, 2004 and 2005 in the amount of approximately $6.8 million, $21.7 million and $7.3 million respectively. For more details, see Item 4 – “Property and Equipment.” In 2004, we completed the sale of our Argentinean subsidiary, Servicio Satelital S.A. to a third party. In 2005, we completed the sale of Deterministic Networks Inc. to some of its employees, we purchased the remaining shares of StarBand and our shareholdings in Satlynx were diluted from approximately 40.6% to 0.17%. Please see Item 8: “Significant Changes”.

        We were incorporated in Israel in 1987 and are subject to the laws of the State of Israel. Our corporate headquarters, executive offices and research and development, engineering and manufacturing facilities are located at Gilat House, 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva 49130, Israel. Our telephone number is (972) 3-925-2000.

The Satellite Communications Industry

        Overview

        VSATs enable reliable transmission of data via satellite. A typical VSAT network consists of: (1) several dozens to several thousands of remote sites with small antennas; (2) a large central earth station called a hub, which includes a large antenna radio transmitter/receiver equipment (also known in the industry as RF) and baseband equipment to enable the connection of all the VSATs in the network; and (3) the capability to communicate with a specified satellite.

        There are generally two key parts to the communication process:
        (i)         the earth segment, consisting of the equipment at the hub and at the remote locations; and
        (ii)        the space segment, which is the link to and from the satellite.

        The remote terminal equipment consists of two units: the ODU, or outdoor unit which is placed outdoors and consists of a small antenna with a feed system, transmitter and low noise converter and the IDU, or indoor unit which fits on a desktop (much like a modem) and contains the circuitry that activates a communications link between the user’s equipment and the satellite. The space segment is comprised of communication transponders on satellites that are located in a geostationary orbit.

        VSATs enable connectivity via satellite for various applications, such as broadband, Internet, video and voice. This rapidly deployed technology is often used to bring reliable, cost-effective communications to remote locations. In addition, VSATs provide a highly secure and reliable network and service availability across wide geographic areas. The shared nature of the satellite communications resource enables VSATs to provide cost-effective communications solutions for a large number of sites per network, each of which uses a variety of services. VSAT networks support a wide spectrum of capabilities and customer applications such as e-mail, virtual private networks, or VPN, video, voice, Internet access, distance learning, content distribution and financial transactions.

        The value chain

        We believe that the value chain of the satellite communications industry consists of the following elements:

■	Satellite operators who provide satellite transponder capacity on satellites positioned in geostationary orbit above the equator. Satellite operators finance the satellite equipment and its launch and then sell the capacity in a variety of leasing agreements. Once in orbit, a satellite beam can cover a geographic area the size of the continental United States or Western Europe. This coverage area is known as the satellite’s footprint. The satellite receives information from a VSAT, amplifies it and transmits it back to earth on a different frequency. The current generation of common high-power satellites uses Ku-band frequencies. Other frequencies are C-band and the more recently introduced Ka-band. Our technology is compatible with C-band, Ku-band and Ka-band satellites including special extended C-band and extended Ku-band satellites. Some of the leading satellite operators are Intelsat/PanAmSat, SES, Eutelsat and Loral.

■	Ground station equipment providers who manufacture VSAT networks. Our business unit, Gilat Network Systems, is a leading ground station equipment provider. Our principal competitors are Hughes Network Systems, ViaSat and iDirect.

■	Service providers who buy equipment from ground station equipment providers, install and maintain such equipment, lease capacity from satellite operators and sell full package communication services to the end user. Our business units, Spacenet Inc. and Spacenet Rural Communications are leading service providers in North America and Latin America, respectively. Other examples of service providers are StarOne in Brazil, Optus in Australia and Satlynx in Europe.

■	End users, who are the customers utilizing the equipment and satellite communication services. Examples of end users range from enterprises to small offices/home offices (SoHos), to consumers.

        Gilat’s primary market segments

The networks we establish are used within the following markets:

        Enterprise:  The enterprise market includes companies, both large and small, small medium enterprises (SME) and SOHO end users and government entities. For enterprises, VSAT networks offer network connectivity that carries applications such as networks within corporations (known as corporate intranets), Internet connections for data, video and voice (known as broadband), transaction based connectivity to enable on-line data delivery such as point-of-sale (credit and debit card authorization), inventory control and real time stock exchange trading.

        Rural telecommunications: The rural telecommunications market is comprised of rural communities throughout the world that require telephone, facsimile and Internet access in areas that are underserved by the existing telecommunications services and/or are in remote locations without service. This market segment is comprised of “Build-Operate” (BO) projects, in which governments subsidize the establishment and the operation of a rural network to be served by a certain satellite service provider who is selected via a bid process. In other instances, local communications operators have universal service obligations (USOs) which require them to serve rural areas lacking terrestrial infrastructure. In this model, known as “Built-Operate-Transfer” (BOT) projects, the network is established and made operational by a third party service provider and then transferred to the operator.

        Consumer:  The consumer market consists of single resident users. These users require a high-speed Internet connection which enables the transmission of data, audio and video, similar to a DSL (digital subscriber line) or cable modem service.

Our Business Units

Gilat Network Systems (GNS)

        Through our GNS business unit, we provide VSAT communication equipment and solutions to service providers in each of the three market segments, detailed above.

GNS’s Customers and Markets

        GNS sells VSAT communications networks and bundled solutions primarily to service providers. The service providers are mainly serving the enterprise and rural communication market segments.

        Enterprise service providers use the networks for broadband, transaction data, video and voice connectivity for applications such as credit card authorization, online banking, corporate intranet, interactive distance learning, lottery transactions, retail point of sale, inventory control, and Supervisory Control and Data Acquisition (SCADA) services. Examples of service providers to whom GNS sells VSAT networks are StarOne in Brazil whose end users include franchises such as O’Boticario, a major Brazilian cosmetics chain, HCL in India whose end users include stock exchange dealers, and Spacenet Inc., whose end users include lottery service providers such as Scientific Games International.

        Service providers serving the rural communications market are typically public telephony and internet operators providing telephony and Internet services through public call offices, telecenters, internet cafes or pay phones. Examples of rural telecom customers of GNS include Telkom, in South Africa; China Unicom and Embratel in Brazil. Recently GNS has begun to sell a new cellular backhaul solution called the SkyAbis, based on our SkyEdge product to Global System Mobile (GSM) cellular operators that deploy cellular base-stations in remote areas.

        VSAT networks also provide underserved areas with a high-speed internet connection to single resident users. This market consists of service providers that provide a DSL-like service using our VSAT technology. Examples of customers in this area to whom we sell our products are Spacenet, which delivers satellite communications to consumers in North America through StarBand, StarOne in Brazil and Optus in Australia.

Strengths

        Through our equipment sales arm which provides full solutions to its customers, we have achieved and sustained the following competitive advantages:

—	We are a leading global VSAT provider with a large installed customer base.
We have sold more than 600,000 VSATs to customers in over 85 countries. According to the 2005 Comsys report, in 2004 our global market share to the enterprise market was approximately 30%, calculated based on the number of terminals ordered. The report also states that our global market share for “thin-route rural telephony” was 97%. The large installed base of our equipment provides opportunities for new and incremental sales and also enables us to keep our prices competitive.

—	We have an experienced management team
Our management team averages fifteen years of experience in the satellite communications industry. Our management team is supported by approximately 150 engineers and a marketing and sales force of approximately 130 persons.

—	We have a diversified revenue stream
Our GNS customer base is diversified geographically. In 2005, 26% of our revenues were generated from the Americas, 45% from Asia, 16% from Africa and 13% from Europe.We have a large number of customers, and in 2005, no single customer accounted for more than 10% of our unit’s revenues.

—	Our SkyEdge is a multi-service solution
In February 2004, we introduced the SkyEdge product family, which offers a comprehensive platform to deliver data, voice and video services over a unified platform.

—	Gilat’s technology is advanced and innovative
We have been at the forefront of VSAT technology for almost 20 years and are an innovator and developer of new satellite technologies. We are closely attuned to our customers’needs and to market trends. We benefit from our service units (Spacenet Inc. and Spacenet Rural Communications) by receiving inputs that are incorporated into our products. SkyEdge, our latest-generation VSAT product family, brings new features such as advanced coding and modulation which reduces operating expense for our customers, up to 2Mb/sec inbound data rates which increase the range of services for our end-user customers, accelerated VPN client embedded in the VSAT which enables optimal service for VPN customers and mesh capability which enable direct communication between VSATs in hybrid topology networks.

—	The SkyEdge has a single platform, enabling focused research and development and quick time to market solutions
We have unified and further enhanced our product lines, such as SkyStar Advantage, 360E and DialAw@y, into one next generation single product platform – the SkyEdge. Having a single platform enables us to focus research and development efforts, logistics and support expenses on a single product line. In addition, it enables us to market new features and capabilities faster than before.

—	We provide solutions that move up the value chain
Our unified VSAT-based networks often serve as a platform for the delivery of a complete system, providing a versatile, flexible and customized solution. We offer integrated solutions that bring value to our customers. We also offer turnkey projects that include installation, operation and third-party peripheral equipment.

—	We provide support and customer services
Our experience, both with our large customer base and our service units (Spacenet Inc. and Spacenet Rural Communications), enables us to provide rapid and full operational service deployment. We have a two tier customer support program: local support offices and a central support facility.

Strategy of GNS

        We intend to strengthen our business and organically grow our market share by continuing to leverage our position as a technologically advanced and cost-effective provider of VSAT solutions. In addition, we intend to grow in complimentary directions by “moving up the value chain” and selling higher-valued solutions. The principal elements of this strategy are to:

—	Focus our development and marketing efforts on the enterprise and rural communication markets;

—	Maintain our position as a technology leader by improving our products with enhanced functionality, in particular for the enterprise and rural communications markets;

—	Sell more than a VSAT by building turn key projects for selective end users. In these cases, we will provide the full system including the application and only in a second phase, hand over the operation of the network (for the end user) to a local service provider;

—	Constantly reduce the total cost of ownership of the satellite network solution by leveraging our design capabilities, economies of scale and one-system architecture; and

—	Develop strategic relationships for distribution channels of our products.

GNS Sales and marketing

        We use both direct and indirect sales channels to market our products, solutions and services. Our GNS equipment sales division has geographically organized its marketing activities by geographical areas, with groups, subsidiaries or affiliates covering all regions of the world. We have thirteen regional sales offices around the world and GNS sales representatives in our Spacenet Inc. and Spacenet Rural Telecommunications offices. Our sales teams are comprised of account managers and sales engineers, who are the primary account interfaces and work to establish account relationships and determine technical and business requirements for the network. These teams also support the other distribution channels with advanced technical capabilities and application experience. Sales cycles in the VSAT network market vary significantly, with some sales requiring 18 months from an initial lead through signing of the contract and others stemming from an immediate need for product delivery within 2 to 3 months. The sales process includes several network design iterations, network demonstrations, and on occasion, software development, and integrations with third-party equipment for complete solution offerings.

GNS Products

        We currently offer our VSATs to the three markets described above. In 2005, we offered the following satellite networks, VSATs and solutions described below:

        SkyEdge Family of Products

        We have designed the SkyEdge VSATs and hub to support multiple services on a single platform. Our advanced access scheme and quality of service (QoS) implementation enables delivering these services simultaneously in an efficient manner and at high quality. The SkyEdge can support various services, such as toll-quality voice, video, Internet access, transactional data on the same platform. In addition, multiple network topologies can be deployed with the same platform; star (hub and spokes), mesh and multi-star. This enables improved user-experience and reduced operational expenses.

        Providing Solutions

        Our VSAT based networks often serve as a platform for the delivery of a complete system, providing a versatile, flexible and custom tailored solution. We offer integrated solutions that bring value to our customers. For example, in 2005, we released an integrated solution called the Sky-Abis, which supports a backhaul application for GSM cellular-based stations. We also provide turn-key projects that include installation, operation and third party peripheral equipment. End-to-end solutions include a variety of markets, such as communication infrastructure solutions, post offices, military and defense, transportable VSATs and GSM trunking.

GNS Competition

        The network communications industry is highly competitive and the level of competition is increasing. As a provider of satellite network products, GNS competes with a large number of telecommunications equipment vendors. This increasingly competitive environment has put pressure on prices and margins and has led to pressures for industry-wide standardization, which would enable multi-vendor networks. To compete effectively, we emphasize the price competitiveness of our products as compared to products offered by terrestrial and other satellite service providers, the advantages of satellite networks in general, our network quality, our customization capability, our offering of end-to-end solutions and our provision of a single point of contact for products and services.

        Our principal competitor in the supply of VSAT satellite networks is Hughes Network Systems which also offers a line of VSAT products. In competing with HNS, we emphasize particular technological features of our products, the long-term reliability of our products, our ability to customize networks and perform desired development work and the quality of our customer service In addition; we face competition from ViaSat, Inc. and iDirect Technologies, both of whom manufacture their own VSATs.

        We believe that our major competitors have the resources to develop products with features and functions competitive with those offered by us. In addition, the entry of new companies into the market or the expansion by existing competitors of their product lines could have an adverse effect on us. However, we believe that our primary competitive advantage is our ability to provide products with relatively low overall cost and high functionality. We also compete on the basis of the performance characteristics of our products and our ability to customize certain network functions. We cannot assure that our competitors will not develop such features or functions, that we will be able to maintain a cost advantage for these products or that new companies will not enter these markets.

        The satellite industry currently has two open standards for the return channel, DVB-RCS (Digital Video Broadcast – Return Channel via Satellite) and IPoS (Internet Protocol over Satellite). The first is an ETSI (European Telecommunications Standards Institute) standard backed by a consortium of satellite operators and vendors, including Gilat. The second is an ETSI and TIA (Telecommunication Industry Association) standard, backed primarily by HNS. Other companies offer technologies that can be standardized, such as DOCSIS (Data Over Cable Service Interface Specification) by ViaSat, but these are currently not open standards. We may see increased competition from other DVB-RCS vendors, such as Advantech and Nera, and price pressure as a result of these open standards. Acceptance of DVB-RCS or other standards, as well as interoperability of multi-vendor VSAT systems, can further increase competitive intensity and price pressures. In October 2005, Gilat’s SkyEdge DVB-RCS, was certified as DVB-RCS compliant by Satlabs.

        We are facing increasing competition from terrestrial telecommunications service providers that use frame relay, fiber optic networks and digital network switching to provide competitive network offerings. The increase of cellular coverage and development of General Pocket Radio Service (GPRS) technology, Universal Mobile Telecommunication System (UMTS) and Code Division Multiple Access 2000 (CDMA2000) is also proving to be a competitive technology for low-medium bit rate applications. In addition, we are facing increasing completion from Worldwide Interoperability for Microwave Access (WiMAX) and similar wireless technologies.

        Our VSAT networks generally have an advantage over terrestrial networks where the network must reach many locations over large distances, where the customer has a “last mile” or congestion problem that cannot be solved easily with terrestrial facilities and where there is a need for transmission to remote locations or emerging markets. By comparison, terrestrial facilities (e.g., fiber optic cables) often have an advantage for carrying large amounts of bulk traffic between a small number of fixed locations. However, a customer’s particular circumstances, the pricing offered by suppliers and the effectiveness of the marketing efforts of the competing suppliers also play a key role in this competitive environment.

Spacenet

        We provide VSAT communication services and solutions to enterprises and consumers in North America through our subsidiary, Spacenet Inc. and its wholly-owned subsidiary, StarBand Communications Inc.

Spacenet’s Customers and Markets

        Spacenet’s primary business is delivering private-hub and shared-hub managed VSAT networks and applications to enterprise and government end customers in North America. These customers contract directly with Spacenet for VSAT equipment and associated network services to be deployed at customer locations (which may or may not include installation and maintenance), typically for a contract term between 36 and 60 months. Spacenet also resells managed terrestrial connectivity equipment and services from facilities-based Local Exchange Carrier (LEC) partners. In certain markets, Spacenet sells equipment-only solutions with no recurring service component. Spacenet also provides VSAT equipment and Internet access service to residential/small-office customers through Starband Communications Inc.

        Spacenet serves more than 50,000 enterprise and government customer sites with its managed network services. Notable Spacenet enterprise customers include Dollar General, Goodyear, Intercontinental Hotels Group, Valero, Countrywide Home Loans, Kroger and many other Fortune 1000 companies. A 2005 study of the North American enterprise VSAT marketplace by industry analyst Comsys showed that Spacenet ranked second in the North American market share with 20.5%, more than four times greater share than the third-ranked provider.

Spacenet’s enterprise services target several key markets.

—	Retail enterprises: Some of America¹s leading retailers utilize Spacenet for their primary or secondary WAN infrastructure. Spacenet’s VSAT services offer these customers a combination of near-100% geographic availability, comprehensive implementation and maintenance capabilities, multicast content delivery and cost-effective network scalability. Spacenet provides one service point of contact for satellite and terrestrial DSL (hybrid) networks. Spacenet’s hybrid network delivery and management capabilities are increasingly important in this market where internet technology (IT) infrastructure price sensitivity is high.

—	Restaurant and hospitality: Spacenet includes a significant number of the nation’s leading restaurant and hospitality chains among its customers. Spacenet’s VSAT and hybrid networks are able to meet this market’s requirements of uptime, support for transaction authorization (credit/debit, gift card, central reservation systems) applications and economical services. Hybrid solutions and low-cost solutions are especially important in this market, and Spacenet is constantly working to ensure that its offerings remain highly competitive.

—	Lottery: Spacenet was the first service provider to service this market segment and to date, Spacenet VSAT systems are deployed in 12 state lottery systems in the United States, plus several international lotteries.

—	Government: Spacenet has service and equipment-only offerings for both military and civilian government agencies. The military market demands high-performance equipment-only solutions, and Spacenet is attempting to leverage Gilat’s advanced SkyEdge platform to expand its presence in this space.

—	On-demand services: This market crosses several vertical industries, which are all united by their need for VSATS as a reliable secondary network for backup/disaster recovery communications. In 2005, Spacenet launched a line of “on-demand”usage-based services designed to facilitate the use of satellite for part-time or failover connectivity. Markets with strong potential for these services include the financial services and government/emergency services/first responder industries, as well as all other existing Spacenet markets in situations where critical backup connectivity is a requirement.

—	Energy: For many years, Spacenet has served a number of leading energy industry customers with VSAT networks providing Supervisory Control and Data Acquisition (SCADA) services for oil and natural gas pipelines. During 2005, Spacenet extended its commitment to the energy sector through an entry into the utility telecommunications market. Spacenet is targeting this industry for growth through custom-tailored utility offerings that match its requirements for high-reliability narrowband systems with broad geographic reach.

—	Consumers: Spacenet serves nearly 30,000 residential and small office customers with its StarBand VSAT internet access service. The primary customers for these services are residential and small office customers in areas underserved by broadband connectivity options. Spacenet is particularly targeting the SOHO and small business segments of this market for growth.

Spacenet’s Strengths

        Spacenet has achieved the following strengths:

—	Spacenet has 25 years of experience serving the needs of enterprise and government networks
Spacenet’s proven track record of reliability and its relationships with Fortune 1000 companies make it a strong player in the North American enterprise wide area networks (WAN) marketplace.

—	Spacenet's services portfolio is among the most innovative and comprehensive available in its industry
Spacenet was the first large VSAT operator to introduce hybrid terrestrial network services, and has developed significant experience in deploying and managing these integrated networks for enterprise customers. The Connexstar On-Demand line of VSAT services enables customers to pay only for the bandwidth they use, making it well-suited for part-time or backup/disaster recovery systems. The Connexstar EP service package uses software quality of service (QoS) hub partitioning to offer the benefits of a private VSAT hub solution without the capital expenditure of a complete hub system.

—	Spacenet’s focus on managed services
Spacenet has invested heavily in its technology infrastructure and professional services capabilities in order to deliver a range of managed services. These include basic network reports, network configuration and hybrid service management, firewall/security management, proactive monitoring of customer endpoints, network performance analysis and complete IT outsourcing solution packages. This is an important differentiator in the highly competitive enterprise WAN services market. In addition, the fact that Spacenet controls the “last mile” of its networks (dispatching a maintenance technician to directly effect any needed repairs) is a key advantage over terrestrial competitors who must often work through the bureaucracy of multiple LEC (Local Exchange Carrier) providers to diagnose or fix a problem.

—	Long history of customer orientation
A primary strength of Spacenet is its long history of customer orientation. Spacenet is well regarded by customers for its flexibility in crafting custom services and developing personalized solutions to meet customer needs. Spacenet’s customer-centric engineering orientation and creative thinking is a strong asset to attracting and retaining large enterprise customers.

—	Spacenet is focused on business services
Spacenet prides itself on its focus on business services. Spacenet’s entire history has been in providing enterprise-grade services, and even today with its Starband business, Spacenet does not mix its enterprise and residential services on the same hub infrastructure. This constitutes a significant advantage in relation to competitors who share business and residential infrastructures or whose most numerous customers are residential.

—	Spacenet is able to leverage Gilat's technology leadership to deliver advantaged services competitively
The SkyEdge VSAT delivers high data rates. The SkyEdge’s advanced QoS capabilities, accelerated embedded VPN, strong security infrastructure and high reliability allow it to compare favorably in Spacenet’s target markets.

—	High level of service availability
Spacenet’s operations infrastructure is built and maintained to exacting standards, and is capable of running hubs with greater than 99.99% availability and rolling out thousands of network locations in a month. Typical service availability for Spacenet’s networks is 99.8%. Spacenet’s Marietta earth station facility in particular is built with the capacity to handle up to 500,000 subscribers with fully redundant emergency systems and diverse terrestrial backhaul links.

Spacenet’s Strategy

        Spacenet’s strategy is focused on five primary areas.

—	Extending its managed services suite to provide a comprehensive network solution with greater value to Spacenet’s customers. Spacenet’s managed network services for VSAT and hybrid terrestrial networks is a key selling point for the company.

—	Developing new markets and new opportunities where its technological and services strengths have a stronger value proposition than commodity connectivity. With the continuing price erosion in pure connectivity and the increasing geographic reach of low-cost terrestrial solutions which favor telco and cable incumbents, Spacenet is pioneering new markets where VSATs in general and Spacenet in particular have strong advantages. This effort helps us focus on productive markets with growth potential as well as higher-margin offerings.

—	Bringing to market innovative new applications and services with which to serve emerging markets. Spacenet’s enterprise target markets are applications-driven, and Spacenet is engaged in ongoing efforts to drive revenue and margin growth through delivering new value-added applications that leverage Spacenet’s technology management capabilities and increase its value proposition. Spacenet also seeks innovative methods of pricing and packaging its enterprise services in order to meet customer needs and open new opportunities.

—	Expanding sales and marketing reach through selected partnerships and new channels. Where Spacenet is not able to deliver a best-of-breed offering on its own, it seeks to partner with providers of industry-leading products and services to deliver a complete solution to customers. In addition, Spacenet actively seeks to grow its base of authorized channel partners through renewed relationships with major carriers as well as specialized system integrators and service providers.

—	Continuing strong competitive presence in its existing markets. Spacenet’s deep penetration in these industries is a key asset, and the company seeks to build on its successes there and grow its revenue base.

Spacenet Sales and Marketing

        Spacenet sells its Connexstar enterprise and government services directly as well as through a network of more than 30 authorized enterprise channel partners. Spacenet’s direct sales efforts are based in its McLean, Virginia headquarters, with field sales offices in the Midwest, Southwest and California. Sales cycles to these key enterprise markets are typically long (9-18 months) and complex, involving extensive pre-sales testing and competitive bidding. Spacenet gathers leads in these target markets through a comprehensive outreach program that includes direct marketing, public relations and media relations, advertising, web seminars and conferences/events. In furtherance of its strategy, Spacenet is increasingly focusing its sales and marketing efforts on opening new markets where it has strengths and a strong value proposition.

        Spacenet’s subsidiary, Spacenet Government Services Inc., is dedicated to serving civilian and military US government customers. Spacenet does not currently directly service government organizations; instead, it typically works through established government contractors and system integrators to form part of a complete solution.

        Spacenet’s StarBand residential/small office services are sold directly and through approximately 400 active residential dealers, which are typically direct-to-home (DTH) satellite TV resellers and/or satellite Internet service resellers. In late 2005 and early 2006, Spacenet undertook a successful program to remove non-productive dealers from the program and boost the resources available to high-volume dealers.

Spacenet’s Products and Solutions

        The Connexstar service portfolio includes a broad variety of commercial-grade satellite and hybrid terrestrial managed connectivity services. Connexstar SE, based on the SkyEdge VSAT platform, offers full-time shared-hub services with excellent performance characteristics (up to 2 Mbps inbound data rates), strong security and competitive pricing. Connexstar On-Demand delivers usage-based shared-hub services designed for backup/disaster recovery and part-time applications. Connexstar EP and enterprise solutions offer “virtual hub” or complete managed private hub solutions with total customizability for large networks. Connexstar hybrid services deliver mixed terrestrial and satellite networks completely managed by Spacenet, including both network-level and site-level hybrids. These Connexstar services are all provided with service level agreements or SLAs and advanced network monitoring/reporting, and can be delivered through multiple hardware platforms including transportable VSAT systems, ruggedized all-weather units or router-integrated network modules. Spacenet¹s StarBand services provide competitive VSAT-based internet access packages, focusing on high-performance options for small office/home office and small business users.

        In addition to its narrowband and broadband connectivity services, Spacenet offers a variety of network management and application services. Spacenet provides comprehensive program management and network implementation services to its enterprise customers, as well as help desk, network management and field maintenance support. Spacenet’s SmartCare services range from network monitoring to complete IT/network outsourcing solutions. Spacenet’s Prysm services use a custom hardware and software platform to provide firewall/security, network failover and VSAT acceleration solutions. Spacenet’s SmartSource value-added services deliver first-party integrated applications including in-store digital content, transaction support and multicast content delivery. Spacenet’s enterprise connectivity and management services are offered in North America directly by Spacenet, and internationally through Spacenet’s Global Services Alliance.

        In support of its service offerings, Spacenet operates three network operation centers (NOC)in the United States: McLean, Virginia; Chicago, Illinois and Marietta, Georgia. Spacenet’s operations staff supervises network implementation and installation quality assurance (QA); manages shared-hub and private-hub networks; provides first-level and escalated help desk/problem resolution; manages inventory and shipping; and dispatches field service/maintenance technicians. The Chicago NOC facility specializes in operation of high-availability networks on legacy VSAT platforms. The Marietta NOC facility operates the newer Connexstar and StarBand services as well as providing the first- and second-level call center. The McLean headquarters facility provides pilot and disaster recovery hub operations, third-tier network escalation and advanced network management services.

Spacenet’s Competition

        In all of its markets (enterprise/government and residential/small office), Spacenet competes with both satellite and terrestrial service providers.

        Enterprise competition. The North American enterprise WAN market is extremely competitive, with a number of established terrestrial and VSAT providers vying for nearly all contracts. Most of these service providers are larger than Spacenet in terms of revenue and resources, and Spacenet must leverage all of its technical and business strengths to compete effectively.

        The United States enterprise VSAT market has traditionally been a near-duopoly of Spacenet and Hughes Network Systems (HNS), and these two companies regularly compete head-to-head for customer contracts. HNS has a larger market share as a service provider than does Spacenet in North America. Service providers using VSAT platforms from ViaSat and iDirect are also competitive in some situations. iDirect and ViaSat have been successful selling to the government market, and represent the major source of competition in that market. Spacenet seeks to differentiate itself on broader standards than VSAT technical capabilities and bandwidth pricing, so elements like managed networks capability and hybrid services are intended to diminish price pressure in the future.

        Spacenet’s primary competitors in the enterprise WAN market are large terrestrial carriers such as AT&T, Verizon and Qwest; recently announced consolidation of these players has strengthened their competitive positions. While private line/frame relay services once dominated the terrestrial enterprise WAN landscape, emerging technologies are eclipsing these platforms and increasing the degree of terrestrial competition in Spacenet’s traditional markets. DSL services have decreased in price, and increased in reliability and geographic availability over the past five years. Although these services are not typically able to deliver the same level of reliability as private line or enterprise VSAT solutions, DSL services (especially higher-end consumer services) are able to deliver much lower prices and adequate services for some customers. Similarly, cable Multi-Service Operators (MSOs) are increasing the availability of cable modem services with comparable characteristics to DSL. To counter this competition, Spacenet began offering DSL services in 2004 and is able to provide these services to enterprise customers. However, Spacenet will likely not be able to match Incumbent Local Exchange Carrier (ILEC) or large Competitive Local Exchange Carrier (CLEC) providers on pure commodity connectivity pricing; therefore it is focusing on business where its added value can provide a competitive advantage, such as reliability and additional value added services.

        Frame relay and private line solutions continue to be popular, as they deliver very high levels of service availability (albeit at a generally significantly higher cost than VSAT) and continue to be the platform of choice for customers that are willing to pay a premium for reliability. Spacenet has adapted its stance in these accounts to position VSATs as an additive backup/network augmentation technology as well as a potential replacement for private line networks.

        Spacenet is carefully monitoring the development of new terrestrial wireless network technologies such as WiMAX, GPRS and CDMA2000 Evolution Data Optimized/Evolution Data and Voice (EVDO/EVDV) being deployed by wireless phone operators.

        Residential/small office competition. The residential/small office Internet access market is very large and highly competitive. Because of lower prices, ILECs and MSOs deploying broadband Internet services have effectively removed satellite broadband from competition in the areas where DSL and cable are available. Satellite accounts for only a tiny percentage of overall broadband subscribers in the United States (according to FCC statistics current as of July 2005, satellite/wireless subscribers accounted for 1.48% of total broadband users).

        However, according to MBC Research 2005 estimates, there are 10-15 million homes and businesses in the United States without access to terrestrial broadband connectivity, which is the addressable market for satellite Internet services. HNS DirecWay and Spacenet’s StarBand were the only two significant players in this market until the mid-2005 launch of the WildBlue service. Since then, these three services have comprised close to 100% of the market, with StarBand accounting for approximately 10% of this market.

        The DirecWay service uses HNS’ VSAT terminals and standard Ku-band RF technology, and is sold primarily through DirecTV marketing and the network of DirecTV resellers. StarBand uses Gilat’s VSAT terminals with Ku-band technology, and is sold primarily through its network of dealers/agents. The WildBlue service uses ViaSat VSAT terminals with Ka-band RF technology, and is sold through National Rural Telecommunications Coalition members and independent dealers. Entry of Wildblue as a new competitor for consumer services has resulted in increased price pressures in this market.

Spacenet Rural Communications

        Our Spacenet Rural Communications business unit is a service provider for Internet, telephony and data communications for rural communities, primarily in Latin America.

        Spacenet Rural Communications’ primary business is providing public telephone services to rural areas in Latin America. In addition, this business unit provides data communication, computer and other related services such as Internet access, telecenters and remote learning centers. Spacenet Rural Communications also provides VSAT services, such as hub operation, dedicated network services and shared hub services. These typically utilize the infrastructure of existing rural telecom projects and leverage experience from these operations.

Customers and Markets – Spacenet Rural Communications

Public Rural Telecom Services

        In a large number of remote, rural and semi urban areas, primarily in developing countries, there is limited or no telephone or Internet service, due to inadequate terrestrial telecommunications infrastructure. In these areas, VSAT networks are able to utilize existing satellites to rapidly provide high-quality, cost-effective telecommunications solutions. In contrast to terrestrial networks, VSAT networks are simple to reconfigure or expand, relatively immune to difficulties of topography and can be situated almost anywhere. Additionally, VSATs can be installed and connected to a network quickly without the need to rely on local infrastructure, such as electricity. A proportion of the VSATs are typically required to be powered by solar energy, without any reliance on existing power infrastructure. Lastly, VSATs deliver reliable service, seldom require maintenance and repair is relatively simple.

        As a result of the above advantages, there is a demand for VSAT-based bundled services of fixed telephony and Internet access. This market consists primarily of government subsidized projects and projects deployed by public telephone operators that need to fulfill Universal Service Obligations (USO) worldwide. Many of these government-funded projects have been expanded to provide not only telephony services and Internet access, but to also provide telecenters that can serve the local population. These telecenters typically include PCs, printers, fax machines, photocopiers, VCRs and TVs (for educational programs). Additional revenue may be received, both in the form of subsidies and direct revenues from the users, when these additional services are provided. Examples of rural telecom government customers include Compartel in Colombia and FITEL in Peru.

VSAT services to Public Telephony Operators (PTO)

        In some markets, existing PTOs are mandated by the government to provide universal services. Providing these services in remote areas is a challenge to these PTOs, and they typically outsource these services to rural telecom service providers. The exact nature of these outsourcing projects varies, but they are typically of a “Build and Transfer” model or a “Build, Operate and Transfer” model. In the first option the PTO requires a fully functional and operating network to be provided. In the second option, Spacenet Rural Communications builds the network, operates it for a certain period of time and then transfers a fully operational network to the PTO. An example of a Spacenet Rural Communication PTO customer, is Cable & Wireless in Panama.

Commercial enterprise and government agencies

        Spacenet Rural Communications also provides private network services to large companies or government agencies. These customers contract directly with Spacenet Rural Communications for VSAT equipment and associated network services to be deployed at customer locations (which may or may not include installation and maintenance), typically for a contract term of 36-60 months. Spacenet Rural Communications also resells managed terrestrial connectivity equipment and services from facilities-based Local Exchange Carrier (LEC) partners. Customers include Venezuela – CNE (Electoral Nacional Council) and Banco de la Nacion in Peru.

Strengths of Spacenet Rural Communications

        Spacenet Rural Communications has consistently aimed to achieve and sustain competitive advantages by:

—	Becoming a leading public rural telecom service provider
Spacenet Rural Communcations operates one of the largest rural telephony networks in the world. Its large network size (over 18,000 VSATs) enables it to enjoy efficiencies as a result of economies of scale.

—	Utilizing Gilat’s advanced technology and innovation
Spacenet Rural Communications uses Gilat’s VSAT equipment, which has been designed for rural telecommunications services with very efficient operation. Its legacy networks are based on DialAw@y IP while its newer networks are based on the SkyEdge product family. These solutions have been designed for toll quality voice over satellite links, based on advanced voice compression, mesh topologies and access schemes optimal for voice services. In addition, the technology is designed to work efficiently with solar energy.

—	Focusing the business model on rural telecom services
Standard telecom business models are extremely challenged by the business environment of rural telecom services. Our focus on public rural telecom services has enabled us to overcome these challenges: (i) fixed-subsidy projects mandate high operational efficiencies; (ii) end-customer usage is typically low in the initial period of deployment as a result of both cultural and economic factors, which mandates relatively long return on investment which Spacenet Rural Communications factors into its business model; (iii) some of the revenues are generated from interconnection charges, which requires it to carefully monitor and manage both our agreements with other operators and collection; (iv) payment collection from end-users is difficult and expensive, and as such, it has implemented pre-paid solutions; (v) regulatory and interconnection standards which do not differentiate between urban and rural areas.

—	Benefiting from experience in operating communications services in rural areas.
Spacenet Rural Communications has a solid business experience in operating, deploying, maintaining and billing rural public communications networks. This experience stems from ongoing operational projects in Peru, Colombia and Panama. The ability to efficiently offer public rural telecom is an important factor for Spacenet Rural Communications’ success. The business unit’s senior management team averages over 7 years of experience in the satellite communications industry and is supported by approximately 25 experienced engineers.

—	Providing Excellence in Logistics, Support & Customer Services
Spacenet Rural Communications experience includes mobilizing large amounts of equipment to remote areas, as well as installing and commissioning this equipment. It has managed up to approximately 300 rural installations per day and has developed tools to optimize installation and commissioning and optimize installation routes utilizing geo-referential tools.

Strategy

        Spacenet Rural Communications intends to strengthen its business and grow using the following strategy:

—	Continue to focus its service development and marketing efforts on the government-funded public rural telecom market;

—	Identify public telecom operators with a need to fulfill their USO and offer them a “Build, Transfer & Operate” solution;

—	Leverage existing government subsidized networks which are operated by it to sell additional services in the private sector to enterprise and SOHO customers.

—	Leverage GNS sales and marketing expertise with specific terrestrial public service providers by offering outsourcing public communication services by Spacenet Rural Communications.

Sales and marketing

        Spacenet Rural Communications uses direct sales channels to market its services. It sales team is comprised of account managers and sales engineers, who are the primary account interfaces and work to establish account relationships and determine technical and business demands. There are a small number of identified government subsidized projects and USO deals in any given year and in Latin America in particular. The sales team spends anywhere from 6 to 12 months on the preparation of proposals for these projects. Some of the larger government bids in Latin America include service provision for up to ten years.

Products and Solutions

        Public Rural Telecom Services

        In countries in which Spacenet Rural Communications operates its own rural telephony and Internet networks, the services are sold to the local population, either directly or indirectly through resellers. The services rendered to the population are usage of public phones in order to make local, national and international calls and calls to cellular networks, and Internet access, or per usage for peripheral equipment such as printers and scanners. Spacenet Rural Communications predominantly sells its products pre-paid, so as to minimize the potential negative impact of unsuccessful collection.

        VSAT Services

        Spacenet Rural Communications’ VSAT service portfolio includes a variety of commercial-grade satellite service based on the SkyEdge VSAT platform. This platform offers full-time, shared-hub services with excellent performance characteristics (up to 2 Mbps inbound data rates), strong security and competitive pricing. Its services are all provided with service level agreements (SLAs) and advanced network monitoring/reporting, and can be delivered through multiple hardware platforms including transportable VSAT systems, ruggedized all-weather units or router-integrated network modules.

        Spacenet Rural Communications also offers a variety of network management and application services. It provides comprehensive program management and network implementation services to its enterprise customers, as well as help desk, network management and field maintenance support.

        BT and BOT projects

        Spacenet Rural Communications offers a variety of “Build and Transfer” and “Build, Operate and Transfer” projects. These include full network design, installation, commissioning and operations. Some projects include a period where it operates the network and receive revenues directly from the end customers, or it may operate and receive revenues from the network owner, typically a PTO. These projects may also be extended by additional periods for operation of the VSAT network.

Competition

        Public Rural Telecom Services

        As a public rural telecom operator, Spacenet Rural Communications typically encounters competition from various service providers, system integrators and consortiums that offer competitive bids. Some of these are based on VSAT technology (either based on Gilat VSATs or based on competitive VSATs), some on terrestrial technology (typically Cellular, WLL, WiMAX or WiFi) and some on hybrid solutions with both satellite and terrestrial technology. We believe that Spacenet Rural Communications’ operational experience and Gilat technology give it a technological advantage in some of these tenders. In its operation stage, Spacenet Rural Communications encounters increased competition from terrestrial technologies, especially Cellular and WiMAX service providers.

        VSAT Services

        The Latin American WAN market is competitive, with a number of established terrestrial and VSAT providers vying for nearly all contracts. Some of these service providers are larger than Spacenet Rural Communications in terms of revenue and resources, and it must leverage all of its technical and business strengths to compete effectively. The economies of scale we enjoy from our public rural telecom services has advantages over some of our competitors and can enable us to offer lower priced service.

Geographic Distribution of our Business:

        The following table sets forth our revenues by geographic area for the periods indicated below as a percent of our total sales and includes countries in which revenues exceeded 10% in any of the reporting years:

	Years Ended December 31,
	2003		2004		2005

United States	35.8	%(1)	39.1%		41.3%
South and Central Latin America (except Brazil)	22.8%		27.8%		24.1%
Asia	15.6%		13.5%		17.6%
Africa	8.4%		5.8%		6.3%
Brazil	11.0%		8.8%		5.5%

Europe	4.7	%(1)	4.8	%(1)	5.2	%(1)
Other	1.7%		0.2%		-

Total	100.0%		100.0%		100.0%

(1) Includes revenues from related parties of 4.0%, and 1.2% and 0.8% for the years ended December 31, 2003, 2004 and 2005, respectively.

Strategic Alliances, Joint Ventures and Acquisitions

        We have acquired certain entities and established certain key strategic marketing relationships and joint ventures, including the following:

        Spacenet Inc. In December 1998, we acquired Spacenet Inc., a company engaged in providing VSAT-based network services, from SES Americom (formerly known as GE Americom) and certain affiliates.

        As part of the Spacenet Inc. acquisition, we entered into several significant agreements with SES Americom. See Item 7: “Major Shareholders and Related Party Transactions — Related Party Agreements.” The acquisition of Spacenet Inc. has enabled us to expand from primarily manufacturing and selling VSAT equipment to becoming a provider of complete end-to-end telecommunications and data networking solutions based on VSAT satellite earth stations.

        StarBand. In March 2000, we established a joint venture named StarBand Communications Inc.(formerly known as Gilat-to-Home, Inc.) with MSN, EchoStar and ING, to provide broadband Internet access via satellite to residential, SOHO and small business customers in North America. MSN and EchoStar originally invested $50 million each and ING invested $25 million in cash in StarBand in exchange for both senior convertible preferred and common shares, of the outstanding capital of StarBand. Following an additional investment by EchoStar, Gilat, through Spacenet Inc., owned approximately 35.0% of StarBand’s outstanding shares.

        On May 31, 2002, StarBand filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. In November 2003, StarBand emerged from bankruptcy and we held 49.1% of StarBand. Upon StarBand’s emergence from Chapter 11, and in consideration of the 49.1% shares issued to us at that time, we forgave approximately $84 million of debt provided by us to StarBand and we entered into three agreements with StarBand: (i) the restated master agreement for the supply of equipment and services upon the terms described above; (ii) a note and loan agreement providing for repayment of $14 million of “debtor in possession” financing supplied by us to StarBand during the Chapter 11 proceeding, bearing 3.5% annual interest and with quarterly payments to be made between March 31, 2004 and December 31, 2008 and principal payments to be made between March 31, 2006 and December 31, 2008; and (iii) a financing agreement for the provision of up to $7.5 million in revolving financing and trade credit, subject to various restrictions and reductions, through the end of 2009. In March 2005, we purchased the remaining 50.9% of StarBand shares then held by certain Israeli banks in consideration for $600,000. In addition, in the event certain events occur before December 31, 2007, including the sale of StarBand shares, the sale of substantially all of StarBand’s assets to a third party, the merger with a third party or the dissolution of StarBand, we have agreed to pay the banks an amount equal to fifty percent of the consideration received by us, directly or indirectly, as a result of such events. We have consolidated StarBand into our financial statements as of January 1, 2004.

        Deterministic Networks Inc. In July 2000, we acquired all of the shares of Deterministic Networks, Inc. (“Deterministic”), a privately held company based in California. Deterministic is a supplier of policy-based networking products and toolkits to several major technology companies, providing quality of service, network management and Internet security capabilities that enhance the products and services of its customers. In September, 2005 we sold our ownership in this California-based subsidiary for an immaterial amount.

        rStar. In January 2001, following a tender offer, we became the owner of 51% of the outstanding shares of rStar (a then publicly traded NASDAQ company ) at a cost of approximately $51 million. In May 2001, rStar issued 19,396,552 shares of its Common Stock to us in full satisfaction of its outstanding capital lease obligations to Spacenet Inc. in the amount of approximately $45 million, which resulted in our increasing our shareholdings in rStar to approximately 66%. In August 2002, we completed a transaction in which we acquired additional shares of rStar, increasing our ownership interest to approximately 85%. As part of this transaction, we sold to rStar the exclusive rights in certain Latin American countries to (i) implement, operate and market broadband Internet access services and voice services to residential consumers and SOHO subscribers, (ii) provide a bundled product with direct-to-home television service using a single satellite dish, and (iii) provide such new technologies and products related to the foregoing as we may in the future develop or make available to StarBand, which shall be offered to rStar upon commercially reasonable terms. Under the acquisition agreement, rStar purchased the outstanding capital stock of StarBand Latin America in exchange for 43,103,448 shares of its common stock. StarBand Latin America was created to provide, through local subsidiaries, two-way always on, high-speed Internet access and telephony to residential and SOHO customers in Latin America.

        In December 2003, we entered into an agreement with certain rStar stockholders to acquire an additional 9.3% of rStar’s shares for $0.60 per share. In April 2004, immediately following such transaction, we effected a short-form merger and acquired the shares held by all other rStar stockholders. rStar is a holding company for most of our service entities in Latin America.

        Satlynx S.A. In April 2002, together with SES Global SA (formerly known as SES Finance SA), we announced the formation of a new company that provides two-way satellite broadband communications services to enterprises, consumers and SOHO users throughout Europe. We and SES Global contributed cash and in kind contributions, which included existing facilities, transponder capacity, hubs, terminals, other technology and technical as well as marketing assistance. Gilat transferred six of its European subsidiaries (in Italy, Germany, the Czech Republic, England, Holland and France). As a result, substantially all of the service-providing business of Gilat in Europe was transferred to this joint venture. The transaction between Gilat and SES Global was completed on May 24, 2002. In June 2003, and in March 2004, Alcatel Space and Skybridge (Alcatel subsidiaries) invested cash and in-kind contributions in Satlynx. Subsequent to these transactions, we held approximately 40.6% of Satlynx’s issued shares. In April, 2005, following a restructuring of Satlynx’s obligations our holdings were reduced to 17%. In December 2005, following a conversion by SES of loans provided to Satlynx into Satlynx shares, our shareholdings were further reduced to less than 1%. Please see “Significant Changes”.

Backlog

        The 2005 year-end backlog for equipment sales and revenues from multi-year service contracts for our VSAT products was approximately $206 million, up from approximately $191 million at the year-end 2004. Backlog does not include revenues from future traffic on our rural networks, future revenues from subscribers from our consumer and enterprise operation and other cancelable agreements. Backlog is not necessarily indicative of future sales. Many of our contracts can be terminated at the convenience of the customer. In addition, some of our contracts may include product specifications that require us to complete additional product development. Any inability to meet the specifications or complete the product development could lead to a termination of the related contract.

Patents and Intellectual Property

        We currently rely on a combination of patent, trade secret, copyright and trademark law, together with non-disclosure agreements and technical measures, to establish and protect proprietary rights in our products. Our patent portfolio includes 55 patents issued (24 U.S. and 31 foreign patents), 12 U.S. patent applications pending and 13 foreign applications pending. All of the patents and applications that were developed and/or owned by our subsidiaries have been formally transferred to the parent company and are now controlled by us. In addition, we have filed patent applications with respect to our SkyEdge family of products, as well as patents concerning a range of other inventions. As part of our patent program, Gilat intends to file additional patent applications on an ongoing basis.

        We believe that our patents are important to our business. We also believe that the improvement of existing products, reliance upon trade secrets and unpatented proprietary know-how as well as the development of new products are generally as important as patent protection in establishing and maintaining a competitive advantage. We believe that the value of our products is dependent upon our proprietary software and hardware remaining “trade secrets” or subject to copyright protection. Generally, we enter into non-disclosure and invention assignment agreements with our employees, subcontractors and certain customers and other business partners. However, we cannot assure that our proprietary technology will remain a trade secret or that others will not develop a similar technology or use such technology in products competitive with those offered by us.

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

International Regulation

        We must comply with the applicable laws and obtain the approval of the regulatory authority of each country in which we propose to provide network services or operate VSATs. The laws and regulatory requirements regulating access to satellite systems vary from country to country. Some countries have substantially deregulated satellite communications, while other countries maintain strict monopoly regimes. The application procedure can be time-consuming and costly, and the terms of licenses vary for different countries. In addition, in some countries there may be restrictions on our ability to interconnect with the local switched telephone network. In certain countries, there are maximum tariffs and fees set by the regulatory authority maximizing the fees that can be charged for the use of telephony services that we provide.

Trade Agreements

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

Our significant subsidiaries

        We own a number of subsidiaries and affiliated companies that provide marketing and sales support, sell our VSAT products or provide related services. The following table sets forth our significant subsidiaries, as of March 15, 2006:

Company	Place of Incorporation	Ownership Interest

Spacenet Inc.	United States	100%
Gilat Colombia S.A. E.S.P	Colombia	100%
Gilat to Home Peru S.A	Peru	100%

Property and Equipment

        Our products are primarily designed, assembled, manufactured and tested at our facility in Petah Tikva, Israel. The net book value of the facilities in Petah Tikva is $67.7 million.

        Our manufacturing facilities have sufficient capacity to handle current demand. We continuously adjust our capacity based on our production requirements. We also work with third party vendors for the development and manufacture of components integrated into our products, as well as for assembly of components for our products. We have implemented a multifaceted strategy focused on meeting customer demand for our products and reducing production costs. Our operations group, together with our research and development group, is working with our vendors and subcontractors to increase development and production efficiency in order to obtain higher component quantities at reduced prices.

        We have network operations centers at Marietta, Georgia and shared hub facilities in Chicago, Illinois, Peru and Colombia, from which we perform network services and customer support functions 24 hours a day, 7 days a week, 365 days a year. The network operations centers allow us to perform diagnostic procedures on customer networks and to reconfigure networks to alter data speeds, change frequencies and provide additional bandwidth.

        Our offices in McLean, Virginia comprise approximately 137,000 square feet, portions of which we sublease, such that our current monthly rental cost is approximately $318,120. These offices house our personnel and also contain one of our U.S. shared hub centers. In June 2000, we purchased the land and building facilities used by Spacenet Inc. for a purchase price of approximately $24.3 million. In March 2001, we sold these premises for approximately $31.5 million (net of related costs of approximately $1.5 million) and entered into a 15-year lease for this space, at an initial annual rent of approximately $3.7 million. In addition, we lease additional office space in McLean comprising approximately 42,500 square feet at a monthly rental of approximately $61,000. We also maintain space in Marietta, Georgia, Chicago, Illinois and Houston, Texas for sales and operations.

        In 2000 and 2002, we purchased and developed facilities on approximately 140,400 square feet of land in Backnang, Germany, for approximately $13 million. In June 2001, we entered into a mortgage and loan agreement with a German bank, secured by our Backnang facilities. The mortgage is for approximately Euro 5.2 million, of which (i) approximately one-fifth bears interest at 5.86% and is repayable over 5 years commencing July 2001 and (ii) approximately four-fifths bears interest at 6.3% and is repayable quarterly over 20 years commencing July 2006. Since May, 2002, these facilities are leased to Satlynx.

        We also maintain facilities in Santa Cruz, California; Austin, Texas; Atlanta, Georgia; and in South America in Brazil, Colombia, Mexico, and Peru, along with representative offices in Beijing, Melbourne, Pretoria, New Delhi, Almaty, Jakarta and Moscow and small facilities in other locations throughout the world.

ITEM 4A	UNRESOLVED STAFF COMMENTS

        Not applicable.

ITEM 5:	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

        We are a leading provider of products and services for satellite-based communications networks. During the years ended December 31, 2003 and 2004, we operated under a single reportable business segment. As of January 2005, we changed our business reporting to reflect operation under two business units: Gilat Network Systems, or GNS, and Spacenet. During the third quarter of 2005, we further modified our segment reporting by dividing the Spacenet segment into two segments, and our Company’s 2005 financial statements reflect operation under three business units:

        (i) Gilat Network Systems, a provider of network systems and associated professional services to service providers and operators; (ii) Spacenet, which provides managed services of data for enterprises, businesses and internet connectivity for consumers, primarily in the United States; and (iii) Spacenet Rural Communications, which provides telephone and internet access as an operator of networks in rural communities, primarily in Latin America.

        Our reportable segments are differentiated by whether the nature of the transaction is dominated by an equipment sale, a GNS transaction, by the operation of an enterprise or consumer network, a Spacenet Inc. transaction or by the operation of a rural network in Latin America, a Spacenet Rural Communications transaction. Each of the segments is managed separately. For more detail, please see “Item 4: Information on the Company, Our Services Segments – Spacenet Inc. and Spacenet Rural Communications”

        This discussion and analysis of our financial condition and results of operations is based upon our audited consolidated financial information included in this Form 20-F, and which has been prepared in accordance with accounting principles generally accepted in the United States.

        The currency of the primary economic environment in which most of our operations are conducted is the U.S. dollar and, therefore, we use the U.S. dollar as our functional and reporting currency. Transactions and balances originally denominated in U.S. dollars are presented at their original amounts. Gains and losses arising from non-U.S. dollar transactions and balances are included in the consolidated statements of operations. The financial statements of foreign subsidiaries, whose functional currency has been determined to be their local currency, have been translated into U.S dollars. Assets and liabilities have been translated using the exchange rates in effect at the balance sheet date. Statements of operations amounts have been translated using the a specific exchange rate for each transaction. The resulting translation adjustments are reported as a component of shareholders’ equity in accumulated other comprehensive income (loss).

Critical Accounting Policies and Estimates

        The preparation of the financial information in conformity with generally accepted accounting principles requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, mainly related to account receivables, inventories, deferred charges, long-lived assets, restructuring charges, revenues and contingencies. We base our estimates on historical experience and on various other assumptions, including assumptions of third parties, that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

        We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our audited consolidated financial information included in this Form 20-F:

        Revenues. A significant portion of our revenues is derived from the sale of products and services for satellite-based communications networks. Sale of products includes mainly the sale of VSAT’s and hubs. Services revenues include access to and communication via satellites (“space segment”), installation of network equipment, telephony services, internet services, consulting, on-line network monitoring, network maintenance and repair services. We sell our products primarily through a direct sales force and indirectly through resellers. Sales consummated by our sales force and sales to resellers are considered sales to end-users.

        Revenues from product sales are recognized when delivery has occurred, persuasive evidence of an agreement exists, the vendor’s fee is fixed or determinable, no further obligation exists and collectability is probable. We do not grant rights of return. Service revenues are recognized ratably over the contractual period or as services are performed.

        We record a significant amount of revenue from arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. A multiple-element arrangement is separated into more than one unit of accounting if the functionality of the delivered element(s) is not dependent on the undelivered element(s), there is vendor-specific objective evidence, or VSOE of fair value of the undelivered element(s) and delivery of the delivered element(s) represents the culmination of the earnings process for those element(s).

        If these criteria are not met, the revenue is deferred until such criteria are met or until the period in which the last undelivered element is delivered. If there is VSOE for all units of accounting in an arrangement, the arrangement consideration is allocated to the separate units of accounting based on each unit’s VSOE.

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

        Cost of Revenues. Cost of revenues, for both products and services, includes the cost of system design, equipment, satellite capacity, customer service, interconnection charges and third party maintenance and installation. Generally, for equipment contracts, cost of revenues is expensed as revenues are recognized. For network service contracts, cost of revenues is expensed as revenues are recognized over the term of the contract. For maintenance contracts, cost of revenues is expensed as the maintenance cost is incurred or over the term of the contract. At each balance sheet date, we evaluate our inventory balance for excess quantities and obsolescence. This evaluation includes an analysis of sales levels by product and projections of future demand. In addition, we write off inventories that are considered obsolete. Remaining inventory balances are adjusted to the lower of cost or market value. If future demand for our old or new products or market conditions are less favorable than our projections, inventory write-offs may be required and would be reflected in cost of revenues for such period.

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

        Impairment of Goodwill, Intangible Assets, Long-Lived Assets, and Investment in Affiliated Companies. Our business acquisitions resulted in goodwill and other intangible assets. We periodically evaluate our goodwill, intangible assets, long-lived assets and investments in affiliates for potential impairment indicators. Our judgments regarding the existence of impairment indicators are based on legal factors, market conditions and operational performance of our acquired businesses and investments.

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

        Restructuring and Other Non-Recurring Charges. During fiscal year 2003, we recorded significant charges in connection with our restructuring plans. These restructuring charges include estimates pertaining to contractual obligations, primarily facilities-related operating leases, resulting from our actions. We estimated facility exit costs for certain under-utilized facilities and made assumptions regarding a sublessee’s future rental rate, as well as the amount of time required to identify a sublessee. Such liabilities were recorded at fair value and are updated for any charges in fair value every period. Our restructuring charge would have been higher had we assumed a lower future rental rate or a longer period of time required to identify a sublessee.

        Legal and Other Contingencies. We are currently involved in certain legal and other proceedings and are also aware of certain tax and other legal exposures relating to our business. We are required to assess the likelihood of any adverse judgments or outcomes of these proceedings or contingencies as well as potential ranges of probable losses. A determination of the amount of accruals required, if any, for these contingencies is made after careful analysis. The accounting treatment for such proceedings is prescribed by the Statement of Financial Accounting Standards No. 5, “Accounting for Contingencies” (“SFAS No. 5”). SFAS No. 5 defines a contingency as “an existing condition, situation, or set of circumstances involving uncertainty as to possible gain or loss to an enterprise that will ultimately be resolved when one or more future events occur or fail to occur.” In accordance with SFAS 5, accruals for exposures or contingencies are being provided when the expected outcome is probable. It is possible, however, that future results of operations for any particular quarter or annual period could be materially affected by changes in our assumptions, the actual outcome of such proceedings or as a result of the effectiveness of our strategies related to these proceedings.

Restructuring Charges, Write-Offs and Other Significant Changes

        The following disclosure provides in-depth background for each financial year which will enable a better analysis of our financial condition and results of operations.

        2003. In October 2002, we commenced an arrangement to restructure our debt with holders of our convertible bonds, bank lenders and other creditors, which was successfully completed in March 2003. In 2003, our financial weakness in the early part of the year continued to impact our orders globally and in particular in the United States. At that time, our management went through significant change, with the resignation of our CEO and President (founders of our company) and the resignation of the CEO of Spacenet Inc. On April 15, 2003, our shareholders elected an almost entirely new board of directors and Chief Executive Officer and President. Also, during 2003, our COO, CFO, and other members of senior management resigned. In June 2003, new management imposed an additional set of lay-offs and budget cuts and embarked on an effort to streamline our operations in order to increase efficiency and reduce costs. This effort included a variety of measures including organizational and structural changes and office consolidation as well as the involuntary termination of 88 employees worldwide. The reductions have resulted in a decrease in annual expenses of approximately $16 million. In November 2003, we concluded an exchange offer pursuant to which the majority of the holders of our new notes (that were issued in March 2003 as partial consideration for the exchange of $350 million of 4.25% convertible subordinated notes) converted their new notes into equity. As a result of all of the above factors, we recorded the following charges in 2003:

—	An impairment of goodwill in the amount of approximately $5.0 million relating to the closing of the rStar acquisition on August 2, 2002.

—	Restructuring charges of approximately $3.9 million. The restructuring costs consisted of employee termination benefits associated with involuntary termination and costs associated with termination of lease commitments with respect to premises that we occupied.

        Based on our periodic review of the carrying value of our long-lived assets we recorded the following impairments:

—	We identified the following factors pertaining to long-lived assets: (a) a continued low level of cash had adversely affected future financing prospects which are needed to finance our business; and (b) a growing weakness in our target markets. We recorded an impairment charge with respect to our property, plant and equipment in an amount of approximately $18.1 million and intangible assets of approximately $5.6 million for adjustments of the carrying value of assets not used to generate revenues to their fair value, and for adjustments of the carrying value of productive assets to their fair value according to the specifications of FASB 144.

—	In light of management’s decision to dispose of our Servicio Satelital S.A. subsidiary in Argentina we recorded an impairment of approximately $3.2 million, which is recorded as an impairment of tangible and intangible assets. This entity was sold in 2004 (please see reference below).

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

        Details Regarding the Restructuring of Our Debt in 2003. In March 2003, an Israeli court approved an arrangement with our creditors that provided for the restructuring of our debts, which included the following changes to our current commitments and the creation of new commitments:

—	Convertible Notes. We exchanged $350 million principal amount of our 4.25% Convertible Subordinated Notes due 2005, or the old notes for (i) 10,104,195 ordinary shares; and (ii) $83.254 million in principal amount of new notes.

—	Bank Hapoalim. Of the $102 million we owed Bank Hapoalim (i) $25.5 million was converted into 924,430 Shares; (ii) $5.1 million was converted into new notes of the same principal amount; and (iii) the remaining debt of $71.4 million remained as a loan with revised terms. For the repayment terms of this loan, please see details of the further revisions to this loan described in “2004” and “2005” below.

—	Bank Leumi Le-Israel B.M. We revised the terms of our loan from Bank Leumi Le-Israel B.M. in the principal amount of $30 million. The revised terms of the restructured loan include principal payments in the amount of $1 million annually during each of 2003 and 2004 and principal payments of $4 million annually during each of the years 2005 through 2011. The loan bears interest at the six-month LIBOR rate plus 2.5%.

—	Israel Discount Bank Ltd. In March 2003, Israel Discount Bank Ltd. agreed to continue to provide its performance guarantees for our benefit in the amount of up to $13.2 million for at least one year.

—	SES Americom. SES Americom agreed to terminate its transponder agreements with Spacenet Inc., which related to StarBand. In addition, SES Americom agreed to defer payments by Spacenet Inc. in connection with other agreements. As part of the arrangement, we issued 713,052 of our shares to SES Americom.

        As part of the arrangement approved by the Israeli court, we granted to the banks referred to above, in addition to existing security interests in their favor, a first priority security interest consisting of a floating charge on all of our assets and we pledged for their benefit all of the shares that we own in Spacenet Inc. We granted a second priority security interest in the same collateral to the holders of the new notes.

        In March 2003, we finalized the financial restructuring arrangement described above. As a result, we reduced our principal debt by approximately $309 million, which included $12 million of accrued interest. The arrangement significantly increased our shareholders’ equity, reduced our debt and reduced our financing costs. We recorded an increase in our shareholder capital in the amount of $55.2 million (net of expenses in the amount of $2.8 million) and a gain of approximately $185.6 million (net of related expenses in the amount of approximately $11.9 million) and $5.7 million in tax expenses. The related expenses included settlement payments to outgoing management in the amount of $2.4 million and debenture issuance expenses in the amount of $4.1 million.

        In October 2003, we improved our financial condition by consummating an exchange offer to the holders of our new notes and exchanging the majority of the notes for ordinary shares at a rate of 125 of our ordinary shares for each $1,000 principal amount of our new notes. In November 2003, we closed the exchange offer with the participation of a majority of our note holders, reducing our debt by approximately $76.0 million, which included $2.3 million of accrued interest. We recorded an increase in our shareholders’ equity in the amount of $45 million and an additional gain relating to this completed debt restructuring of approximately $58.6 million.

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

        2004.

        In November 2003, upon StarBand’s emergence from Chapter 11, we determined that we did not control StarBand since we did not hold the majority of its voting interest and could not gain control in any other way over such company. In the first quarter of 2004, we evaluated the applicability of FIN 46 on our investment in StarBand. Fin 46 requires consideration and estimates of a significant number of possible future outcomes of the Variable Interest Entity, or a VIE, as well as the probability that each of the outcomes will occur. The results of each possible outcome are allocated to the parties holding interests in the VIE and a calculation is performed to determine which party, if any, has a majority of potential negative outcome (expected losses) or a majority of the potential positive outcomes (expected residual returns). That party, if any, is the VIE’s primary beneficiary and is required to consolidate the VIE.

        As of January 1, 2004, we analyzed whether StarBand was able to finance its activities without additional subordinated financial support from other parties and concluded that the equity investment at risk was not greater than the expected losses of the entity. Accordingly we concluded that StarBand is a VIE. Through our analysis, we concluded that we were the primary beneficiary of StarBand, and as such, we consolidated StarBand into our consolidated financial statements.

        In addition, we analyzed whether Satlynx could finance its activities without additional financial support from other parties and concluded that the equity investment at risk was not greater than the expected losses of the entity. Accordingly, we believed that Satlynx is a VIE. As such, we performed an analysis and concluded that we did not absorb the majority of Satlynx’s expected losses and we would not receive the majority of the residual return. Accordingly, we believed that we were not the primary beneficiary of Satlynx, and therefore Satlynx was not consolidated into our consolidated financial statements. In addition, we have not provided any undertaking or commitment to finance the losses of Satlynx. For more details, see “2005".

        In April 2004, we further revised the terms of our loan from Bank Hapoalim, to whom we owed a principal debt amount of $71.4 million. As part of this amendment, we granted Bank Hapoalim a right to receive a warrant or warrants for the purchase of our ordinary shares. The maximum exercise amount to be paid under the warrant is equal to the then-outstanding balance on the loan due by us. The modification of the loan terms was accounted for as a debt extinguishment due to the addition of a conversion option to the debt instrument which was considered substantial. The fair value of the amended loan was recorded, and the book value of the old loan was removed from our financial statements. Since Bank Hapoalim is a related party, the extinguishment gain of approximately $15.5 million was recorded as an equity contribution. For the repayment terms of this loan and current warrant information, please see details of the further revisions to this loan described in “2005” below.

        In April of 2004, we also completed the short-form merger of rStar and we recorded a gain of $ 0.2 million from a derecognition of liabilities (see “Item 4 – Strategic Alliances, Joint Ventures and Acquisitions”.)

        In June 2004, our then CEO and President resigned and was replaced by Mr. Shlomo Rodav who served as CEO and Chairman of the Board of Directors until July 2005.

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

        2005.

        At the beginning of 2005, we purchased the minority shares of StarBand for $ 0.6 million and consolidated the operation of this entity with Spacenet Inc.

        In addition, during 2005, our holding in Satlynx was diluted to 0.17% from 41.6% at the end of 2004. For information about our further dilution in Satlynx, please see Item 8: “Significant Changes”.

        We also sold our 100% ownership in Deterministic Networks Inc., a California-based subsidiary, for an immaterial amount. We recorded a capital loss of $0.2 million associated with this transaction.

        In July 2005, Bank Hapoalim assigned our outstanding loan to York Capital Management Ltd. As part of that transaction, Bank Hapoalim and an additional shareholder, Mivtach Shamir, granted a proxy to York to vote a portion of their shares in our Company. Following the assignment and the related transactions, York is considered a related party. At that time, six out of seven of our board members resigned and were replaced by new board members. In addition, our CEO and chairman of the board resigned and was replaced by our co-founder Amiram Levinberg. For more details, please see “Item 7: Major Shareholders and Related Party Transactions”.

        In December 2005, we again revised the terms of the loan with Bank Hapoalim (now assigned to York). Under the amendment, York agreed to defer $19.35 million of principal payments due in installments from January 5, 2006 through January 1, 2008. The new payment schedule provides that: (i) no principal payments will be due in 2006, 2007 or January 2008 (with those payments being deferred until July 2012) (ii) approximately $4.5 million will be paid on July 1, 2008; (iii) approximately $9 million will be paid in semi-annual installments on January 1 and July 1 of 2009, 2010 and 2011; and (iv) approximately $39 million will be paid in 2012.

        In consideration for the above, we agreed to revise the terms of the warrant issuable to York (formerly issuable to Bank Hapoalim) for the period until September 30, 2006. During this period, the exercise price of the warrant is $6.75 per share. In addition, during this period we have been granted the right to require the conversion of the outstanding loan from York at $6.75 in the event that our average closing share price of our ordinary shares as published by NASDAQ over twenty consecutive trading days will exceed $9.00, or the Triggering Price, provided that the aggregate trading volume during this twenty day period is a minimum of 1,700,000 ordinary shares. Beginning October 1, 2006, the exercise price of the warrant will revert to the original terms, which is equal to the average closing sale price of our shares, as published by the NASDAQ Stock Market over the thirty (30) consecutive trading days immediately preceding the day of the notice of exercise by the warrant holder plus 1%, however, in no event shall the per share price be less than $7.50 or in excess of $40.00. In addition, in the event that in the three-year period in which York can request the issuance of the warrant, we complete a private placement investment by a third party in Gilat for an amount which exceeds $20 million, we are required to enable the holder of the warrant to exercise such warrant based on the same price offered in the private placement. Once issued to a holder, the warrant is exercisable for a thirty-day period only. The warrant can be issued at any time at the request of York between July 1, 2004 and June 30, 2007. As set forth in the loan agreement, the proceeds payable to Gilat from the exercise of a warrant will be applied to reduce all future installments of the principal due to York, on a pro-rata basis.

        The following provides information about our business during 2003, 2004 and 2005. The information is presented as if our business was operating under the new business segments since 2003. The financial information was extracted, from a practical prospective, from the consolidated results reported for those years.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Revenues:

	2005	2004	%	2005	2004
	USD in thousands		change	% of revenues

Spacenet Inc.
Equipment	15,424	15,821	(2.5)%	7.4%	6.6%
Services	70,772	72,994	(3.0)%	33.8%	30.2%

	86,196	88,815	(2.9)%	41.2%	36.8%

Spacenet Rural
Equipment	4,666	1,711	172.7%	2.2%	0.7%
Services	35,891	50,532	(29.0)%	17.1%	20.9%

	40,557	52,243	(22.4)%	19.3%	21.6%

GNS
Equipment	68,615	82,590	(16.9)%	32.8%	34.2%
Services	14,027	17,850	(21.4)%	6.7%	7.4%

	82,642	100,440	(17.7)%	39.5%	41.6%

Total
Equipment	88,705	100,122	(11.4)%	42.4%	41.5%
Services	120,690	141,376	(14.6)%	57.6%	58.5%

Total revenues	209,395	241,498	(13.3)%	100.0%	100.0%

        Revenues in 2005 were derived 42.4% from equipment and 57.6% from services. In 2004, our revenues were derived 41.5% from equipment and 58.5% from services. The decrease in service revenues in 2005 is attributed to the following factors: (i) a decrease of approximately $17 million in revenues from Spacenet Rural Communications as a result of the closure of our operation of the GESAC network in Brazil which had a low operational margin, offset by an increase in subsidy and traffic revenues from the Compartel project in Colombia; and (ii) a decrease in the sale of services in our GNS operation. The decrease in equipment sales is attributed to: (a) an increased number of sales in 2005 which are comprised of transactions that include the provision of bundled equipment, solutions and services, which are recognized over the period in which services are provided; (b) overall industry-wide price reductions.

        Gross profit:

	2005	2004	2005	2004
	USD in thousands		% of revenues per segment

Spacenet Inc.
Equipment	1,404	438	9.1%	2.8%
Services	11,457	9,899	16.2%	13.6%

	12,861	10,337	14.9%	11.6%

Spacenet Rural
Equipment	3,913	477	83.9%	27.9%
Services	4,257	1,568	11.9%	3.1%

	8,170	2,045	20.1%	3.9%

GNS
Equipment	36,306	39,649	52.9%	48.0%
Services	7,173	9,366	51.1%	52.5%

	43,479	49,015	52.6%	48.8%

Consolidation	11,666	15,706	5.6%	6.5%

Total Gross Profit	76,176	77,103	36.4%	31.9%

        The increase in our gross profit margin from 31.9% in 2004 to 36.4% in 2005 can be attributed mainly to the following factors: (i) reduced operating expenses in our Spacenet Inc. operations, mainly relating to lower space segment expenses, the operational merger of StarBand and Spacenet Inc. and lower depreciation and amortization expenses, ; (ii) in Spacenet Rural Communications, since the GESAC project embedded a very low margin, the shut down of its operation, increased our services gross margin; (iii) in our GNS segment, we experienced higher profit margins and decreased wages and overhead costs due to a reduction in headcount worldwide in 2005 and (iv) also in GNS, in 2004, we wrote off $2 million of excess inventory in GNS as part of our cost of goods sold compared to approximately $0.5 million in 2005.

When reported by segment, the results of Spacenet Inc. and Spacenet Rural Communications are presented based upon transfer prices. The consolidation line reflects the intercompany profits that have been realized in order to adjust the transfer price to Gilat’s cost.

Research and Development Expenses:

	2005	2004	%	2005	2004
	USD in thousands		change	% of revenues per segment

Spacenet Inc.
Expenses incurred	-	977	(100.0)%	-	1.1%
Less - grants	-	-	-	-	-

Total Spacenet	-	977	(100.0)%	-	1.1%

GNS
Expenses incurred	16,944	18,157	(6.7)%	20.5%	18.0%
Less - grants	2,950	5,255	(43.9)%	3.6%	5.2%

Total GNS	13,994	12,902	8.5%	16.9%	12.8%

Total	13,994	13,879	(0.8)%	6.7%	5.7%

        Net research and development costs increased slightly in 2005 primarily due to a lower amount of grants received from (a) SES Global, due to the completion of the research and development project performed on their behalf; and (b) the Office of the Chief Scientist (due to a decrease in their overall budget), offset by (i) the transfer of the remaining research and development operations from Spacenet Inc. to our GNS segment in Israel at the beginning of 2005, which eliminated research and development in costs in Spacenet Inc. and did not significantly increase research and development costs in Israel; (ii) a decrease in the level of depreciation and amortization; and (iii) the sale of Deterministic Networks Inc. in September 2005.

Selling, Marketing, General and Administrative Expenses

	2005	2004	%	2005	2004
	USD in thousands		change	% of revenues per segment

Spacenet Inc.	21,161	20,762	1.9%	24.5%	23.4%
Spacenet Rural	8,343	12,810	(34.9)%	20.6%	24.5%
GNS	31,290	36,319	(13.8)%	37.9%	36.2%

Total	60,794	69,891	(13.0)%	29.0%	28.9%

        Selling, marketing, general and administrative expenses decreased in 2005 by $9.1 million. The decrease can be attributed mainly to (i) given that overall sales in 2005 were reduced, selling expenses related thereto were also reduced by approximately $4.5 million; (ii) a reduction in depreciation and amortization expenses of approximately $1.4 million; (iii) the completion of the GESAC project resulted in  layoffs and reduced expenses in an amount of approximately of $1.2 million; (iv) a reduction of lease expenses in an amount of $1.2 million due to increased subleasing of our premises in Israel and additional reduced expenses due to having closed or reduced the size of certain regional offices; and (v) legal expenses of $0.5 million incurred in 2004 in connection with the emergence of StarBand from Chapter 11.

        Financial Expenses, Net. In 2005, we had financial expenses of approximately $2.7 million compared to approximately $0.3 million in 2004. The sharp increase in our financial expenses is mainly attributed to (i) an increase in the LIBOR interest rate, to which some of Gilat’s loans are linked; and (ii) the modification of the Bank Hapoalim loan in April 2004 which led to an increase in the overall financial expenses recorded in 2005

        Taxes on Income. Taxes on income decreased by approximately $1.3 million to approximately $3.1 million in 2005 compared to approximately $4.4 million in 2004, primarily due to a decrease in tax expenses in our Brazilian subsidiaries caused by a reduction of our activities in Brazil, offset by additional expenses recorded in connection with our Israeli tax settlement in 2005.

        Equity in Earnings of Affiliated Companies. Equity in earnings of affiliated companies was approximately $0.4 million in 2005, compared to approximately $1.2 million in 2004. The equity in earnings includes the collection of amounts reserved in prior years.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Revenues:

	2004	2003	%	2004	2003
	USD in thousands		change	% of revenues

Spacenet Inc.
Equipment	15,821	17,879	(11.5)%	6.6%	9.4%
Services	72,994	40,286	81.2%	30.2%	21.2%

	88,815	58,165	52.7%	36.8%	30.6%

Spacenet Rural
Equipment	1,711	9,345	(81.7)%	0.7%	4.9%
Services	50,532	17,435	189.8%	20.9%	9.2%

	52,243	26,780	95.1%	21.6%	14.1%

GNS
Equipment	82,590	93,552	(11.7)%	34.2%	49.2%
Services	17,850	11,680	52.8%	7.4%	6.1%

	100,440	105,232	(4.6)%	41.6%	55.3%

Total
Equipment	100,122	120,776	(17.1)%	41.5%	63.5%
Services	141,376	69,401	103.7%	58.5%	36.5%

Total revenues	241,498	190,177	27.0%	100.0%	100.0%

        Revenues in 2004 were derived 41.5% from equipment and 58.5% from services. In contrast, in 2003, our revenues were derived 63.5% from equipment and 36.5% from services. The increase in service revenues in 2004 is attributed to the following factors: (i) an increase in our service revenues from our Spacenet Inc. operation; (ii) the consolidation of StarBand, which increased our service revenues by approximately $26 million; (iii) a significant increase in our rural operation as a result of the progress in the implementation of the Compartel projects in Colombia, the operation of the GESAC network in Brazil and increased traffic on the networks in both Colombia and Peru; and (iv) an increase in the sale of services in our GNS segment. The decrease in equipment sales is attributed to: (a) a decline in sales to large-scale customers when compared to the prior year in our Spacenet Inc. operation; (b) the completion of installation of equipment in the Fitel projects in Peru in 2003; and (c) overall industry-wide price reductions and a decline in the number of large-scale sales to customers in our GNS segment. The decrease in equipment sales was offset by the consolidation of StarBand which increased our equipment revenues by approximately $2.4 million.

Gross profit:

	2004	2003	2004	2003
	USD in thousands		% of revenues per segment

Spacenet Inc.
Equipment	438	428	2.8%	2.4%
Services	9,899	(3,715)	13.6%	(9.2)%

	10,337	(3,287)	11.6%	(5.7)%

Spacenet Rural
Equipment	477	4,028	27.9%	43.1%
Services	1,568	(13,606)	3.1%	(78.0)%

	2,045	(9,578)	3.9%	(35.8)%

GNS
Equipment	39,649	20,713	48.0%	22.1%
Services	9,366	8,215	52.5%	70.3%

	49,015	28,928	48.8%	27.5%

Consolidation	15,706	16,567	6.5%	8.7%

Total Gross Profit	77,103	32,630	31.9%	17.2%

        The increase in our gross profit margin in 2004 can be attributed to the following factors: (i) an increase in gross profits from our rural operations, primarily due to the implementation of the Compartel project and better efficiency in the maintenance of our network operations; (ii) in our GNS segment, higher profit margins in 2004 than in past years and a decrease in the amount of inventory write-offs from approximately $6.4 million in 2003 to approximately $2.0 million in 2004; and (iii) cost reductions attributed to the implementation of our restructuring plan in June 2003 which led to a decrease in personal and other related expenses in all of our segments. When reported by segment, Spacenet Inc. and Spacenet Rural Communication results are presented based upon transfer prices. The consolidation line reflects the effect of unrealized profits derived from the transactions between GNS, Spacenet, and Spacenet Rural Communications in order to adjust the transfer price to Gilat’s cost.

        Our service cost of revenues decreased due to higher levels of business efficiency within the Company. Specifically, while our cost of service revenues increased on an absolute US Dollar basis, the cost decreased as a percentage of service revenues in 2004, due to the following factors: (i) certain significant expenses were reduced as part of our restructurings in 2003, such as transponder capacity costs which were reduced due to the renegotiation of the agreement with our major provider; (ii) depreciation expenses were reduced due to an impairment of long-lived assets in 2003 in accordance with FASB 144; (iii) wages and overhead costs decreased due to a reduction in headcount; and (iv) as described above, we had higher profit margins and more revenue streams in 2004.

Research and Development Expenses:

	2004	2003	%	2004	2003
	USD in thousands		change	% of revenues per segment

Spacenet Inc.
Expenses incurred	977	4,203	(76.8)%	1.1%	7.2%
Less - grants	-	-	-	-	-

Total Spacenet Inc.	977	4,203	(76.8)%	1.1%	7.2%

GNS
Expenses incurred	18,157	17,860	1.7%	18.0%	17.0%
Less - grants	5,255	5,114	2.8%	5.2%	4.9%

Total GNS	12,902	12,746	1.2%	12.8%	12.1%

Total	13,879	16,949	(18.1)%	5.7%	8.9%

        Net research and development costs decreased in 2004 primarily due to the transfer of research and development operations from Spacenet Inc. to Israel, which resulted in significant decrease in costs in Spacenet Inc. and no relative significant increase in research and development costs in Israel. Grants for research and development received by us remained approximately the same and reflect an increase of approximately $1.5 million of grants received from SES Global, offset by a decrease of approximately $1.3 million of Chief Scientist grants.

Selling, Marketing, General and Administrative Expenses

	2004	2003	%	2004	2003
	USD in thousands		change	% of revenues per segment

Spacenet Inc.	20,762	17,973	15.5%	23.4%	30.9%
Spacenet Rural	12,810	16,652	(23.1)%	24.5%	62.2%
GNS	36,319	38,478	(5.6)%	36.2%	36.6%

Total	69,891	73,103	(4.4)%	28.9%	38.4%

        Selling, marketing, general and administrative expenses decreased in 2004 by $3.2 million. The decrease can be attributed mainly to overall staff reductions which led to a decrease in the salaries and related expenses in the amount of approximately $3.5 million, reduced depreciation and amortization expenses of approximately $1.4 million, reduced professional fees and legal claims of approximately $2.5 million and the going-private of rStar which reduced fees associated with being a public company including directors and officers insurance, on-going public filing fees by approximately $1.0 million and lower levels of write-offs of doubtful accounts of approximately $0.7 million.. The decrease was offset by the consolidation of StarBand, in the amount of approximately $5.8 million and by lower levels of write offs of doubtful accounts in the amount of approximately $0.7 million.

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

        Equity in Earnings of Affiliated Companies. Equity in earnings of affiliated companies was approximately $1.2 million in 2004, compared to approximately $0.5 million in 2003. The 2003 amount includes both Satlynx and StarBand while in 2004, due to the consolidation of StarBand, only Satlynx is included.

        Minority Interest in Losses of a Subsidiary. Minority interest in losses of a subsidiary was approximately $0.2 million in 2004, compared to approximately $0.9 million in 2003. The 2004 figure reflects the minority share of rStar until April 2004, at which time we effected a short-form merger and as such, became the 100% owner of rStar.

Variability of Quarterly Operating Results

        Our revenues and profitability may vary from quarter to quarter and in any given year, depending primarily on the sales mix of our family of products and the mix of the various components of the products (i.e. the volume of sales of remote terminals versus hub equipment and software and add-on enhancements), sale prices, and production costs, as well as entering into new service contracts, the termination of existing service contracts, or different profitability levels between different service contracts. Sales of our products to a customer typically consist of numerous remote terminals and related hub equipment and software, which carry different sales prices and margins.

        Annual and quarterly fluctuations in our results of operations may be caused by the timing and composition of orders by our customers and the timing of our ability to recognize revenues. Our future results also may be affected by a number of factors, including our ability to continue to develop, introduce and deliver new and enhanced products on a timely basis and expand into new product offerings at competitive prices, to anticipate effectively customer demands and to manage future inventory levels in line with anticipated demand. Our results may also be affected by currency exchange rate fluctuations and economic conditions in the geographical areas in which we operate. In addition, our revenues may vary significantly from quarter to quarter as a result of, among other factors, the timing of new product announcements and releases by our competitors and us. We can not be certain that revenues, gross profit and net income (or loss) in any particular quarter will not be vary from the preceding or comparable quarters. Our expense levels are based, in part, on expectations as to future revenues. If revenues are below expectations, operating results are likely to be adversely affected. In addition, a substantial portion of our expenses is fixed (i.e. space segment, lease payments,) and adjusting the expenses in cases where revenues drop unexpectedly often takes considerable time. As a result, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Due to all of the foregoing factors, it is possible that in some future quarters our revenues or operating results will be below the expectations of public market analysts or investors. In such event, the market price of our shares would likely be materially adversely affected.

        Our business historically has not been affected by seasonal variations.

Liquidity and Capital Resources

        Since inception, our financing requirements have been met through cash from funds generated by private equity investments, public offerings, issuances of convertible notes bank loans, operations, as well as funding from research and development grants. In addition, we also finance our operations through available credit facilities as discussed below. We have used available funds primarily for working capital, capital expenditures and strategic investments. While we are likely to seek additional sources of funding for our operations through bank lenders or equity financing, we believe that we have sufficient funds to operate our business in 2006 and 2007. Thereafter, if we do not have available sufficient cash to finance our operations, we may be required to obtain additional debt or equity financing. We cannot be certain that we will be able to obtain, if required, additional financing on acceptable terms, or at all. If we are to raise additional funding through an equity investment, any such transaction will dilute the holdings of our present shareholders.

        As of December 31, 2005, we had cash and cash equivalents of $74.9 million, short-term bank deposit of $3.3 million, short-term and long-term restricted cash of $22.5 million, short-term and long-term restricted cash held in trustees’ accounts of $20.3 million and short-term bank credit of $8.2 million. As of December 31, 2004, we had cash and cash equivalents of $75.8 million, short-term and long-term restricted cash of $21.7 million, restricted cash held in trustees’ accounts of $29.6 million and short-term bank credits of $4.2 million.

        Our cash and cash equivalents decreased in 2005 by $0.9 million as a result of the following:

        Operating activities. In 2005, cash provided by operating activities was approximately $3.7 million and was comprised of amounts provided by: (i) a decrease in other assets (including short-term, long-term and deferred charges) in the amount of $6.7 million; (ii) an increase in other accounts payable and other long-term liabilities in the amount of $3.5 million; (iii) an increase in trade payables in the amount of $2.9 million; and (iv) net cash provided by other operating activities in the amount of $13.3 million, net of (a) an increase in advances from a customer held by trustees (including long-term) in the amount of $10.4 million; (b) a decrease in inventories in the amount of $5.2 million; (c) a decrease in accrued expenses in the amount of $4.7 million (net of a $5.1 million payment made in the settlement of our 1998-2003 tax assessments in Israel and $5.6 million in interest payments for our long term debt); and (d) an increase in trade receivables in the amount of $2.4 million.

        Investing activities. In 2005, cash used in investing activities was approximately $1.3 million, and was comprised of: (i) investments in restricted cash held by trustees in the amount of $3.3 million net of $13.1 million cash that was released from a trust account; (ii) the purchase of property and equipment in the amount of $3.6 million; (iii) loans to employees, net in an amount of approximately $3.6 million; (iv) a net investment in short-term bank deposits in the amount of $3.3 million; (v) net investments in short-term and long-term restricted cash in the amount of $0.8 million; and (vi) net cash received from the disposal of a subsidiary in the amount of $0.2 million, net of a $0.4 million return on an investment.

        Financing activities. In 2005, cash used in financing activities was approximately $3.6 million, and was comprised mainly from principal payments on loans and convertible loan in the amount of $8.8 million, net of (i) proceeds from short term bank credit in the amount of $4 million; and (ii) proceeds from the exercise of options in the amount of $1.2 million.

        The $20.3 million of restricted cash held in a trustee’s account relates to funds collected from our largest project in Colombia. The release of these funds from the trust is dependent both on a schedule of payments and on the achievement of operational milestones. In 2005, we released from the trust account approximately $13.1 million (irrespective of the $20.3 currently held in the trust). Based on the milestones and scheduling of payment set forth in the project contract, we expect to collect from restricted cash approximately $6.6 million in 2006. However, in the remote event that we do not meet certain milestones, or if the bids are terminated unilaterally by the government of Colombia, we may be unable to receive this restricted cash.

        Our inventory levels decreased significantly in 2003 and 2004 and increased slightly in 2005. In 2006, we expect to increase our inventory levels in an effort to respond to heightened short-term needs for products.

        We repaid $4 million in principal to Bank Leumi in 2005. The loan is scheduled to be repaid by principal payments of $4 million annually during each of the years 2006 through 2011.

        In July 2005, Bank Hapoalim assigned our outstanding loan in the amount of $70.4 million to York Capital Management Ltd. Please see “2005” above.

        The deed of pledge securing our obligations to Bank Leumi and an additional Israeli bank sets forth events which entitle the banks to declare their respective outstanding amounts due and payable. Our obligations include a loan from Bank Leumi for $24 million and an informal credit facility for guarantees aggregating $13.2 million from the banks.

        Our credit agreements contain various restrictions and limitations that may impact us. These restrictions and limitations relate to incurrence of indebtedness, contingent obligations, liens, mergers and acquisitions, asset sales, dividends and distributions, redemption or repurchase of equity interests, certain debt payments and modifications of loans and investments.

        As of December 31, 2005, our short and long term obligations were as follows:

Contractual Obligations	Payments due by period (in thousands)
	Total	2006	2007-2008	2009-2010	2011 and after

Long-term debt (*) (**)	$107,255	$7,712	$16,233	$26,455	$56,855
Convertible subordinated notes	16,333	-	-	854	15,479
Accrued interest related to restructured
debt (including $794 as short term
accrued expenses)	4,644	794	1,356	1,298	1,196
Capital lease obligations	134	87	47	-	-
Operating lease	140,728	26,325	38,478	21,187	54,738
Other long-term debt	3,992	1,592	650	500	1,250
Total contractual cash obligations	$273,086	$36,510	$56,764	$50,294	$129,518

(*) In December 2005, we revised the terms of our loan with York. The fair value of the change in the conversion feature of the loan in the amount of $3.8 million was recorded as a reduction of the loan and an increase in the shareholder’s equity. The fair value will be amortized to financial expenses over the term of the loan.

(**) Future interest payments are not included due to variability in interest rates.

Off Balance Sheet Arrangements

        At times, we guarantee the performance of our work to some of our customers (primarily government entities). Guarantees are often required for our performance during the installation and operational periods of long-term rural telephony projects such as in Latin America, and for the performance of other projects (government and corporate) throughout the rest of the world. The guarantees typically expire when certain operational milestones are met.

        At December 31, 2005, the aggregate amount of bank guarantees provided in order to secure our performance obligations is approximately $15.4 million, comprised mainly of performance guarantees provided on behalf of our subsidiary in Peru in an amount of approximately $9.1 million. We have restricted cash as collateral for these guarantees in an amount of approximately $7.4 million.

        In addition, we have provided corporate and bank guarantees for certain leases throughout the world, lines of credit and capital lease agreements for an aggregate amount of approximately $21.5 million. We have restricted cash as collateral for these guarantees in an amount of approximately $5.7 million.

        From time to time, our parent company provides corporate guarantees to guarantee the performance of our subsidiaries, including for example, a currently outstanding guarantee for projects in Colombia of approximately $ 60.1 million. We have not recorded any liability for the above amounts, as we expect that our performance will be acceptable. No guarantees have ever been exercised against us.

Impact of Inflation and Currency Fluctuations

        While most of our sales and service contracts are in U.S. dollars and most of our expenses are in U.S. dollars and NIS, portions of our projects in Latin America are linked to their respective local currencies. The foreign exchange risks are often significant due to fluctuations in local currencies relative to the U.S. dollar.

        The U.S. dollar cost of our operations in Israel is influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a devaluation of the NIS in relation to the U.S. dollar. The influence on the U.S. dollar cost of our operations in Israel relates primarily to the cost of salaries in Israel, which are paid in NIS and constitute a substantial portion of our expenses in NIS. In 2005, there was inflation in Israel of 2.4% while the NIS depreciated in relation to the U.S. dollar at a rate of 6.8%, from NIS 4.3 per $1 on December 31, 2004 to NIS 4.6 per $1 on December 31, 2005. In 2004 inflation in Israel was 1.2% while the NIS appreciated in relation to the U.S. dollar at a rate of 1.6%. In 2003, the rate of deflation in Israel was 1.9% while the NIS appreciated in relation to the U.S. dollar at a rate of 7.6%. If future inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of such devaluation lags behind increases in inflation in Israel, our results of operations may be materially adversely affected.

        Regarding the changes in the value of other foreign currencies in relation to the U.S. dollar, our monetary balances that are not linked to the U.S. dollar impacted our financial expenses during the twelve-month periods ended December 31, 2005 and 2004. This is due to heavy fluctuations in currencies in certain regions of Latin America in which we do business. There can be no assurance that in the future our results of operations may not be materially adversely affected by other currency fluctuations. See Item 11: “Quantitative and Qualitative Disclosures About Market Risk.”

        We do not engage in hedging transactions to manage our exposure to interest rate and currency fluctuations.

Effective Corporate Tax Rate

        Israeli companies are generally subject to income tax at the rate of 34% of taxable income in 2005. However, most of our production facilities in Israel have been granted Approved Enterprise status under Israeli law for Encouragement of Capital Investments, 1959, and consequently are eligible for certain tax benefits for the first several years in which they generate taxable income. We currently have nine Approved Enterprises. Income derived from the nine Approved Enterprises is entitled to tax benefits for periods of seven years (in the case of two of the enterprises) or ten years (for the remaining seven enterprises), from the first year in which we generate income from the respective Approved Enterprise, on the basis of the nature of the incentives selected by us. The main tax benefits are a tax exemption for two or four years and a reduced tax rate of 15% to 25% for the remainder of the benefits period depending upon the level of foreign ownership of us.

        In 2003, we had a loss for tax purposes mainly due to recognition of StarBand bad debts and a ruling we obtained from the Israeli tax authorities regarding the gain from restructuring of debts. In 2004 and 2005 we also had losses for tax purposes and therefore could not realize any tax benefits. We anticipate that we will not have to pay taxes relating to 2006 tax year for most of our entities due to current and/or carry forward tax losses. Cash outlays for income taxes in the future might be different from tax expenses mainly due to cash tax payments for previous years that might be triggered by tax audits in the various tax jurisdictions, deferred tax expenses and payments usually made in arrear for annual taxes in profitable years.

        On January 1, 2003, a comprehensive tax reform took effect in Israel. Pursuant to the tax reform, resident companies are subject to Israeli tax income accrued or derived in Israel or abroad. In addition, the concept of a “controlled foreign corporation” was introduced, according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary’s primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). The tax reform also substantially changed the system of taxation of capital gains. Following the reform, the capital gains tax rate applicable to us was decreased from 36% to 25%, while the allocation of the gain between the two periods is proportional to the holding periods until December 31, 2002, and after December 31, 2002. In 2005, the tax reform did not have any material effect on our liquidity, financial condition and results of operations.

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

        We devoted significant research and development resources in 2003, 2004 and 2005 to the development of our SkyEdge family of products. We develop our own network software and software for our VSATs. We generally license our software to customers as part of the sale of our network products and services. We also license certain third party software for use in our products.

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

Third-Party Funding

In 2001, we entered into an agreement with the Chief Scientist for the early payment of all royalties arising from future sales with respect to previous Scientist grants we received. The Company recorded a one-time operating charge of $3.4 million. This amount, of which we still owe approximately $1.1 million, is payable in semi-annual installments over a four-year period and bears an interest rate equal to the Accountant General’s Index and limited to the change in the CPI. This agreement enables us to participate in a program under which we are eligible to receive future research and development grants for generic research and development projects without any royalty repayment obligations.

        In June 2003, we entered into two development agreements with SES Global which entitled us to an aggregate of $6 million for the development of certain ODU (outdoor unit) technology, all of which funding has been received In addition, we are required to pay SES Global a royalty of 10% calculated based upon the purchase price for each Ka-band transmitter contained within each VSAT sold and 10% of the purchase price for each Ka-band antenna and feed contained within each VSAT sold by Gilat up to a total recoupment by SES Global of its investment and thereafter, the royalties decrease to 5% per unit. Royalties will be payable for some of the sales of product units which include components developed under the agreements. As of December 31, 2005 we have not begun selling these units and, as such, no royalties have been paid or accrued. Please see “Item 8: Significant Changes.”

        The following table sets forth, for the years indicated, our gross research and development expenditures, the portion of such expenditures which was funded by royalty-bearing and non-royalty bearing grants and the net cost of our research and development activities:

	Years Ended December 31,
	2003	2004	2005
	(In thousands)

Gross research and development costs	$22,063	$19,134	$16,944
Less:
Royalty-bearing grants *	(1,450)	(2,917)	(1,633)
Non-royalty-bearing grants	(3,664)	(2,338)	(1,317)

Research and development costs - net	$16,949	$13,879	$13,944

        * Consists of funding from SES Global. Please see Item 8: "Significant Changes".

Trend Information

        In the past few years and at present, the satellite communications market has experienced increasing competition both from within its sector and from competing satellite communication technologies. Specifically, the expansion of cellular coverage in rural areas worldwide, increased terrestrial infrastructures as well as the advancement of wireless technologies, increases the options for our potential and existing customers. In addition, the number of satellite communications providers in the market has increased and prices of technologies continue to decline. Further, many of the VSAT manufacturers have adopted certain standards for products, such as that known as DVB-RCS. If these standards become more accepted in the industry, it is likely that non-conforming products will be less attractive in the market. Another development in our industry is the increasing demand for complete solutions which encompass far more than a single platform of a communications solution.

        In 2006, our inventory levels will be higher than in past years. In addition, we estimate that the political environment in Israel could continue to prevent certain countries from doing business with Gilat and this, in addition to the increased competition and reduced prices in the telecommunications industry overall, may have adverse effects on our business. Given all of the above, we cannot guarantee or predict what our sales will be, what trends will develop and if any changes in our business and marketing strategy will be implemented.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS:

        In November 2004, the FASB issued Statement of Financial Accounting Standard No. 151, “Inventory Costs, an Amendment of ARB No. 43, Chapter 4.” (“SFAS No. 151”). SFAS No. 151 amends Accounting Research Bulletin (“ARB”) No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS No.151 requires that the allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after September 15, 2005. As of December 31, 2005, we do not expect that the adoption of SFAS No. 151 will have a material effect on our financial position or results of operations.

        In May 2005, the FASB issued Statement of Financial Accounting Standard No. 154 (“SFAS No. 154”), “Accounting Changes and Error Corrections”, a replacement of APB No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”. SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. APB No. 20 previously required that most voluntary changes in accounting principles be recognized by including in net income for the period of change the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires retroactive application to prior periods’ financial statements of a voluntary change in accounting principles unless it is impracticable. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

        On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), “Share-Based Payment” (“statement 123R”), which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. Early adoption was permitted in periods in which financial statements have not yet been issued. We adopted Statement 123(R) effective January 1, 2006.

        Statement 123(R) permits public companies to adopt its requirements using one of two methods: A “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date.

        A “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under Statement 123 for purposes of pro forma disclosures all prior periods presented. We adopted Statement 123(R) using the modified prospective method.

In March 2005, the SEC released SEC Staff Accounting Bulletin No. 107, “Share Based Payment” (“SAB 107”). SAB 107 provides the SEC’s staff position regarding the application of FAS 123(R) and contains interpretive guidance relating to the interaction between FAS 123(R) and certain SEC rules and regulations, and also provides the SEC staff’s view regarding the valuation of share-based payment arrangements for public companies. SAB 107 highlights the importance of disclosures made relating to the accounting for share-based payment transactions. We evaluated the expected term of the options granted in 2005 in accordance with the guidance of SAB 107.

ITEM 6:	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors

Name	Age	Position

Amiram Levinberg	50	Chairman of the Board of Directors and Chief Executive Officer
Haim Benjamini(1) (2)	67	External Director
Jeremy Blank	27	Director
Udi Ganani	54	Director
Leora Meridor(1) (2)	58	External Director
Karen Sarid(1) (2)	54	Director
Izhak Tamir(1) (2)	52	Director

(1)	Member of our Compensation and Stock Option Committee.
(2)	Member of our Audit Committee.

        Amiram Levinberg, age 50, co-founded our company and served as a director on our board since its inception and until April 2004. Since July 18, 2005, Mr. Levinberg has served as our Chairman of the Board and Chief Executive Officer. From July 1995 and until April 15, 2003, he served as our President. Until 2002, Mr. Levinberg also served as our Chief Operations Officer. Until July 1995, he served as our Vice President of Engineering. In this capacity, he supervised the development of the OneWay and Skystar Advantage VSATs. From 1977 to 1987, Mr. Levinberg served in a research and development unit of the Israel Defense Forces, where he managed a large research and development project. He was awarded the Israel Defense Award in 1988. Mr. Levinberg holds a B.Sc. in Electrical Engineering and Electronics and a M.Sc. degree in Digital Communications from the Technion – Israel Institute of Technology. Mr. Levinberg serves on the board Cardboard Industries and Kargal, a cardboard manufacturer in Israel and serves on the on the board of Kasamba, an internet company offering online professional expert advice.

        Haim Benjamini, age 67, has served on our board as an external director since February, 2005. Mr. Benjamini currently serves as an advisor to Teva Pharmaceutical Industries Ltd.‘s CEO, board and management. He served as the Corporate Vice President of Human Resources of Teva from 1988 until December 31, 2004. From 1982 to 1988, Mr. Benjamini served as the Corporate Vice President of Human Resources at Scitex Corporation. Mr. Benjamini served as a guest lecturer at Tel Aviv University from 1997 to 2003 as part of the Masters of Arts program in Labor Studies. Mr. Benjamini holds a M.A. (Organizational Behavior) from the University of Chicago and a B.A (Social Sciences, Sociology and Political Science) from the Hebrew University. Mr. Benjamini is a Brigadier General (Ret) in the Israel Defense Force and served in various command staff and training roles from 1957 until 1982.

        Jeremy Blank, age 27, is the sole principal of J Blank Management Ltd, a company which provides advisory services to York Capital Management (“York”). Previously, Mr. Blank served as a Vice President within York. York is a private investment fund based in New York with approximately $7.5 billion in assets under management.  York was founded in 1991 and specializes in value oriented and event driven equity and credit investments.  In addition, Mr. Blank worked as a vice president within Morgan Stanley’s fixed income department and earlier in his career in Morgan Stanley’s mergers and acquisitions department.  Mr. Blank graduated from Yeshiva University in New York City with a Bachelor’s degree in Finance. Mr. Blank has served on our board since July, 2005

        Udi Ganani, age 54, has served on our board since July, 2005. Dr. Ganani currently serves as Chairman of the boards of several companies, all in the security and defense markets: Trace Guard Technologies Inc., (OTCBB:TCGD), Aeronautics Defense Systems and 3D ACT Ltd. He served as the Chief Executive Officer of Israel Military Industries from 2002-2005. Prior to that he served in various senior positions in Rafael Armament Development Authority, the last of which was as Vice President of Marketing and Business Development from 1997-2002. Dr. Ganani holds a Doctorate of Science in chemical engineering from Washington University and a Bachelor of Science in Chemical Engineering from the Technion – Israel Institute of Technology in Haifa, Israel.

        Dr. Leora (Rubin) Meridor , age 58, is a business and financial consultant and serves on the boards of Teva Pharmaceutical Industries and Nice Systems. Between 2001 and 2004, Dr. Meridor served as chair of the board of Poalim Capital Markets Ltd. and between 2001 and 2005, as chair of the boards of Bezeq International and Walla! Communications Ltd. Between 1996 and 2000 she served as Senior Vice President, Head of Credit & Risk Mgmt. Div. of the First International Bank. From 1992 to 1996 she served as Head of Research at the Bank of Israel. Dr. Meridor has a Ph.D in Economics, an M.Sc in Mathematics and B.Sc in Mathematics and Physics, all from the Hebrew University in Jerusalem. Her studies include a post doctoral year at M.I.T.

        Karen Sarid, age 54, has served on our board since July, 2005. Ms. Sarid has served as a General Manager of Orex Computed Radiography Ltd., a Kodak Company focusing on advanced radiography systems for the digital x-ray market since September 2000. From September 1999 until September 2000, Ms. Sarid served as Chief Financial Officer and a member of the Board of Directors of Forsoft Ltd., a software solutions provider and a subsidiary of the Formula Group. From 1996 until August 1999, Ms. Sarid was Chief Financial Officer and a member of the Board of Directors of ESC Medical Systems Ltd., a medical laser manufacturer that is traded on NASDAQ Stock Market. She was Chief Financial Officer of LanOptics Ltd. (NASDAQ: LNOP) from 1993 through 1996. Ms. Sarid currently serves as a director of LanOptics and as chair of its audit committee. Ms Sarid also serves as a director of Oridion Ltd (SWXNM: ORIDN). Ms. Sarid received a B.A. in Economics and Accounting from Haifa University, and was awarded the CFO of the Year award in 1998 by the Association of Chief Financial Officers in Israel.

        Izhak Tamir, age 52, has served on our board since July, 2005. Mr. Tamir has been President and a Director of Orckit since its founding in 1990. Orckit Communications Ltd. (NASDAQ: ORCT) is a leading provider of advanced telecom equipment targeting high capacity packetized broadband services. Mr. Tamir has served as a Director of of Scopus Video Networks since 2005. From 1987 until 1989, Mr. Tamir was employed by Comstream Inc., in San Diego, California. From 1985 until 1987, he was vice president of A.T. Communication Channels Ltd., a subsidiary of Bezeq. From 1978 to 1985, he was a senior engineer in the Israeli Government. Mr. Tamir holds an engineering degree from the Technion – Israel Institute of Technology and an M.B.A. from Tel Aviv University. Mr. Tamir has been chairman of the board of directors of Tikcro Technologies Ltd. since January 2000 and its chief executive officer since August 2003.

Senior Management

        The executive officers and key executives of our company and its subsidiaries as of March 15, 2006, are as follows:

Name	Age	Position

Amiram Levinberg(1)	50	Chief Executive Officer and Chairman of the Board of Directors
Erez Antebi	47	Chief Executive Officer - Gilat Networks Systems
Rocio del Campo	43	President, Spacenet Rural Communications
Bill Gerety	47	President, Spacenet Inc.
Yoav Leibovitch	48	Executive Vice President Corporate Development
Joshua Levinberg	52	Executive Vice President Corporate Business Development & Strategy
Tal Payne	34	Chief Financial Officer

(1)	Please see biography under “Directors” above.

        Erez Antebi, age 47, was appointed as Chief Executive Officer of Gilat Networks Systems on June 1, 2005. Prior to that time, Mr. Antebi served as our Chief Operating Officer from October 2002 until September 2003, when he left to serve as Chief Executive Officer of Clariton Networks Ltd.. From the beginning of 1998 until being appointed our Chief Operating Officer, Mr. Antebi served as our Vice President, General Manager for Asia, Africa and Pacific Rim. From September 1994 until the beginning of 1998, he served as Vice President and General Manager of Gilat Inc. Mr. Antebi joined our company in May 1991 as product manager for the Skystar Advantage VSAT product. From August 1993 until August 1994, he served as Vice President of Engineering and Program Management of Gilat Inc. Prior to joining us, Mr. Antebi worked for a private importing business from 1989 to 1991, after having served from 1987 to 1989 as marketing manager for high frequency radio communications for Tadiran Limited, a defense electronics and telecommunications company, and as a radar systems development engineer at Rafael, the research and development and manufacturing arm of the Israel Defense Forces, from 1981 to 1987. Mr. Antebi holds a B.Sc. and an M.Sc. Electrical Engineering from the Technion – Israel Institute of Technology.

        Rocio del Carmen del Campo, age 43, joined Gilat to Home Peru S.A in 2000 as its General Manager. In June 2003, Ms. Del Campo was appointed General Manager of Gilat Colombia as well. Since January 2005, Ms. del Campo has served as the president of our rural operations business, Spacenet Rural Communications.. Before coming to Gilat, Ms. del Campo served as General Manager of Acer Peru, S.A. Ms. Del Campo holds a B.Sc. degree in Industrial Engineering from the University of Lima.

        Bill Gerety, age 47, joined Spacenet Inc. as its President in July 2003. Prior to joining Spacenet Inc., from August 2000 until January 2002, Mr. Gerety served as acting Chief Executive Officer and Chief Operating Officer of Astrolink International, a broadband satellite venture headed by Liberty Media, Lockheed Martin, TRW and Telespazio. His experience also includes holding the COO position at telecom service provider World Access/Facilicom International and leading international network sales efforts for GTE and Sprint Communications. In addition to his telecommunications industry experience, Mr. Gerety has had a distinguished career as a senior officer in the U.S. Army, and continues to serve as a colonel in the U.S. Army Reserve. Mr. Gerety holds a B.S. in Engineering from the U.S. Military Academy at West Point, an M.S. in Strategic Studies from the U.S. Army War College, an M.S. in Contracts and Acquisition Management and an M.B.A. from the Florida Institute of Technology. As of September 2004, Mr. Gerety serves as a director of StarBand Communications Inc. and Satlynx S.A.

        Yoav Leibovitch, age 48, rejoined our company in his current position as Executive Vice President of Corporate Development in September 2005. Prior thereto during2004, Mr. Leibovitch served as a consultant for business development in Kasamba Ltd. and assisted in the initial public offering of Scopus Ltd. Mr. Leibovitch first joined our company in early 1991 as Vice President of Finance and Administration and Chief Financial Officer, a position he held until December 2003. From 1989 to 1990, Mr. Leibovitch worked in the United States at Doubleday Books and Music Clubs, a subsidiary of Bertelsmann, A.G., as special advisor for new business development. From 1985 to 1989, he was the Financial Officer of a partnership among Bertelsmann, A.G., a large German media and communications company; Clal Corporation, a major Israeli industrial holding company; and Yediot Aharonot, an Israeli daily newspaper. Mr. Leibovitch holds a B.A. (Economics and Accounting) and a M.B.A. (Finance and Banking) from the Hebrew University of Jerusalem. Mr. Leibovitch is a Certified Public Accountant in Israel.

        Josuha Levinberg, age 52, a co-founder of Gilat, rejoined our company as Executive Vice President of Corporate Business Development & Strategy in August 2005. From June 1999 until 2003, he served as Senior Vice President for Business Development of our company, having previously served in that position from 1994 to April 1998. At that time, Mr. Levinberg became Chief Executive Officer of GTH LA Antilles, then the parent company of Global Village Telecom (GVT), until June 1999. From 1989 until September 1994, he served as Executive Vice President and General Manager of Gilat Satellite Networks, Inc. in the U.S. From 1987 until the formation of Gilat Satellite Networks, Inc. in 1989, Mr. Levinberg was Vice President of Marketing & Business Development of our company. From 1985 to 1987, Mr. Levinberg held various positions, including Manager of System Development and Marketing Manager at the Israeli subsidiary of DSP Group Inc., a U.S. company specializing in digital signal processing. Mr. Levinberg holds a B.Sc. (Electrical Engineering and Electronics) from Tel Aviv University. Amiram Levinberg and Joshua Levinberg are brothers.

        Tal Payne, age 34, was appointed Chief Financial Officer of our company in May 2005. Before that, Ms. Payne served as our Vice President of Finance starting January 2004. Prior to holding this position and since July 1999, Ms. Payne served as our Financial Director. Prior to joining us, Ms. Payne, a CPA, was employed as a Manager for Kesselman & Kesselman, PriceWaterhouseCooper’s Israel office from 1994 to 1999. She holds a B.A. in Economics and Accounting, as well as advanced studies in accounting from Tel Aviv University.

Compensation of Directors and Officers

        The following table sets forth the aggregate compensation paid to or accrued on behalf of all of our directors and officers as a group for the year ended December 31, 2005:

	Salaries, Fees, Directors' Fees, Commissions and Bonuses	Pension, Retirement and Similar Benefits

All directors and officers as a group
(24 persons*)	3,025,963	471,678

        * Also includes bonuses and stock option compensation accrued in 2005.

Management Agreements

        Prior to the closing of the transaction pursuant to which Bank Hapoalim assigned its Gilat loan to York Capital Management, York, Bank Hapoalim and Mivtach Shamir Finance Ltd., paid $100,000 to a company controlled by Mr. Amiram Levinberg and his brother, Mr. Joshua Levinberg, to perform due diligence on Gilat. In addition, Mr. Amiram Levinberg has a right to certain benefits from options held by York in Gilat shares owned by Bank Hapoalim. For further information on Mr. Levinberg’s relationship with York, please see the Principal Shareholder table and the footnote on York.

        Mr. Amiram Levinberg, our Chairman and Chief Executive Officer has a three year employment agreement with us which will terminate July 2008. As per the terms of this agreement, Mr. Levinberg is entitled to (i) a salary of 100,000 NIS per month; (ii) options to purchase 915,000 ordinary shares of the Company; (iii) a “transaction bonus” equal to 0.82% of the market value of the Company in a transaction or series of related transactions following which a company, person or a group of persons or companies acting together will purchase from the Company’s shareholders, in a bona fide, arms length transaction, 50% or more of the Company’s then outstanding share capital subject to Mr. Levinberg complying with certain prior conditions; and (iv) entitlement to participate in the Company’s annual bonus plan, subject to the specific approval of the shareholders.

Board Compensation

        By resolutions adopted by our shareholders, the directors of Gilat who are not employees are entitled to receive annual compensation of $20,000 and an additional $300 for each board or committee meeting attended for up to four hours, and an additional $300 for each board or committee meeting which extends beyond four hours. In addition, board members are compensated for telephone participation in board and committee meetings in an amount of 50% of what would be received for physical attendance. Each current and future non-employee director is entitled to receive options to purchase 20,000 of our ordinary shares, which options vest over a three-year period, and are exercisable for so long as such optionee remains a director of Gilat.

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

Alternate Directors

        Our Articles of Association provide that a director may appoint, by written notice to us and subject to the consent of the board of directors, any person qualified to serve as a director to serve as an alternate director (provided such person does not already serve as a director or an alternate director). An external director may not be appointed as an alternate director, unless otherwise permitted in the Companies Law. An alternate director shall have all of the rights and obligations of the director appointing him or her, except the power to appoint an alternate (unless otherwise specifically provided for in the appointment of such alternate). An alternate director may not act at any meeting at which the director appointing him or her is present and he is not entitled to remuneration. Unless the time period or scope of any such appointment is limited by the appointing director, such appointment is effective for all purposes and for an indefinite time, but will expire upon the expiration of term or vacation of office of the appointing director. Currently, no alternate directors have been appointed.

External Directors

        Under the Companies Law, public companies are required to elect two external directors who must meet specified standards of independence. Companies that are registered under the laws of Israel and whose shares are listed for trading on a stock exchange outside of Israel, such as Gilat, are treated as public companies with respect to the external directors’ requirement. External directors may not have during the two years preceding their appointment, directly or indirectly through a relative, partner, employer or controlled entity, any affiliation with (i) the public company, (ii) those of its shareholders who are controlling shareholders at the time of appointment, or (iii) any entity controlled by the company or by its controlling shareholders. The term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and services as an office holder. No person can serve as an external director if the person’s other positions or business creates or may create conflicts of interest with the person’s responsibilities as an external director. Until the lapse of two years from termination of office, a company may not engage an external director as an employee or otherwise.

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

        The Companies Law requires external directors to submit to the company, prior to the date of the notice of the general meeting convened to elect the external directors, a declaration stating their compliance with the requirements imposed by Companies Law for the office of external director. External Directors are required to have professional ability or financial and accounting expertise, as long as at least one of the External Directors is a financial and accounting expert.

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

        Our external directors are Dr. Leora Meridor and Mr. Haim Benjamini. Dr. Meridor was elected at the Special General Meeting held on August 30, 2005, and Mr. Benjamini was elected at the Special General Meeting held on February 10, 2005.

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

        Pursuant to the current listing requirements of the NASDAQ Stock Market, we are required to maintain an audit committee, at least a majority of whose members are independent of management. Pursuant to the Sarbanes-Oxley Act of 2002, the Securities and Exchange Commission, or the SEC, has issued rules which required NASDAQ to impose independence requirements on each member of the audit committee. Such requirements came into effect July 31, 2005.

        Presently, our audit committee consists of Mr. Benjamini, Dr. Meridor, Dr. Sarid and Mr. Tamir. We believe that these appointments comply with the requirements of the Companies Law and with the SEC and NASDAQ rules, and that Dr. Meridor qualifies to serve as the audit committee’s financial expert, as required by the SEC and NASDAQ.

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

        Based on representations from our current directors, we believe that all of our directors except Mr. Levinberg and Mr. Blank comply with the independence standards set forth above.

Employees

        As of December 31, 2005, we had approximately 929 full-time employees, including 151 employees in engineering, research and development, 384 employees in manufacturing, operations and technical support, 129 employees in marketing and sales, 146 employees in administration and finance and 119 in other departments. Of these employees, 387 employees were based in our facilities in Israel , 251 were employed in the United States, 235 were employed in Latin America and 62 in Asia, the Far East and other parts of the world. We also utilize temporary employees, as necessary, to supplement our manufacturing and other capabilities. We believe that our relations with our employees are satisfactory.

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

        We have a number of savings plans in the United States that qualify under Section 401(k) of the U.S. Internal Revenue Code. Our U.S employees may contribute up to 100% of their pretax salary, but not more than statutory limits. We contribute one dollar for each dollar a participant contributes in this plan, in an amount of up to 3% of a participant’s earnings and in addition, we contribute fifty cents for each dollar a participant voluntarily contributes in this plan, up to an additional 3% of a participant’s earnings. Matching contributions in 2003, 2004 and 2005 for all the plans were $ 0.5 million, $ 0.7 million and $ 0.7 million, respectively. Matching contributions are invested in proportion to each participant’s voluntary contributions in the investment options provided under the plan.

        In January 2005, we provided certain Israeli employees with interest-free three-year loans in amounts equal to thirty or one-hundred percent (30-100%) of the amount of the severance compensation owing to them upon separation by us if their service is terminated without cause. The loans were provided as a benefit to certain employees and are secured by a contractual pledge over each respective employee’s severance payment. Loans were granted to approximately 260 employees, none of whom are executive officers. The aggregate amount of loans granted to was approximately $4 million and the highest amount loaned to any single employee is approximately $130,000.

Share Ownership

        See table under Item 7: “Major Shareholders and Related Party Transactions” below.

Stock Option Plans

        In June 1995, we adopted the 1995 Stock Option Plan (Incentive and Restricted Stock Options), or the 1995 ISO/RSO Plan, the 1995 Section 102 Stock Option/Stock Purchase Plan, or the 1995 Section 102 Plan, and the 1995 Advisory Board Stock Option Plan, or the 1995 Advisory Board Plan. The 1995 Plans expired on June 29, 2005.

        As of December 31, 2005, we had granted options to purchase a total of 134,882 ordinary shares under the 1995 Plans. The exercise prices for such options vary from $7.8 to $3,197.5 and all such options expire at various times from November 2003 to February 2013. As of December 31, 2005, a total of 41,963 options have been exercised under the 1995 Plan.

        In September 2003, we adopted the 2003 Stock Option Plan (Incentive and Restricted Stock Options), or the 2003 ISO/RSO Plan and the Section 102 Stock Option Plan 2003, or the 2003 Section 102 Plan and collectively, the “2003 Plans”. In February 2005, our shareholders increased the pool for the 2003 Plans by 1,135,000 shares and in December 2005, our shareholders further increased the pool by 3,500,000 shares, such that the 2003 Plans provide for the granting of options of up to an aggregate of 6,135,000 ordinary shares to our officers, directors, employees or service providers or any of the employees of service providers of our subsidiaries. As of December 31, 2005, options to purchase a total of 5,073,141 ordinary shares under the 2003 Plans were outstanding, and 212,586 shares were exercised.

        The purpose of the 2003 Plans is to enable us to attract and retain qualified persons as employees, officers, directors, consultants and advisors and to motivate such persons by providing them with an equity participation in Gilat. The 2003 Section 102 Plan is designed to afford qualified optionees certain tax benefits under the Israel Income Tax Ordinance.

        The 2003 Plans are administered by the Compensation/Stock Option Committee appointed by our board of directors. The Stock Option Committee, comprised of Dr. Meridor, Mr. Benjamini, Mr. Tamir and Dr. Sarid, has broad discretion, subject to certain limitations, to determine the persons entitled to receive options, the terms and conditions on which options or rights to purchase are granted and the number of shares subject thereto. The Stock Option Committee also has discretion to determine the nature of the consideration to be paid upon the exercise of an option and/or right to purchase granted under the 2003 Plans. Such consideration generally may consist of cash or, at the discretion of the Board, cash and a recourse promissory note. All grants of options pursuant to the 2003 Section 102 Plan are subject to the approval of the board of directors.

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

        In December 2005, our shareholders adopted a new plan, the 2005 Stock Incentive Plan with a pool of 1.5 million shares. This plan is designed to enable the board of directors to determine various forms of incentives for all forms of service providers and, when necessary, adopt a Sub-plan in order to grant specific incentives. Among the incentives that may be adopted are share options, performance share awards, performance share unit awards, restructured shares, restricted share unit awards and other share based awards. To date, we have not made any grants under this plan.

ITEM 7:	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

        The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares as of March 1, 2006 (including options exercisable within 60 days of March 1, 2006) with respect to: (i) each person who is believed by us to be the beneficial owner of more than 5% of the ordinary shares; (ii) each director or officer who holds more than 1% of the ordinary shares, and (iii) all directors and officers as a group. Except where otherwise indicated, we believe, based on information furnished by the owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares, subject to any applicable community property laws. The shareholders listed below do not have any different voting rights from any other shareholders of Gilat, except to the extent that they hold more than 7% and as such, they will have a right to appoint a director, subject to certain conditions in our Articles of Association. None of the directors, officers or key executives listed in the Directors and Senior Management table appearing in Item 6 above, owns 1% or more of Gilat’s outstanding share capital.

        The information in this table is based on 22,589,698 ordinary shares outstanding as of March 1, 2006. Except where otherwise indicated, we believe, based on information furnished by the owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares, subject to any applicable community property laws.

Name and Address	Number of Ordinary Shares Beneficially Owned	Percent of Ordinary Shares Outstanding

Bank Hapoalim B.M (1)(2)	2,052,428	9.09
York Capital Management(1)(2)(3)	3,302,428	14.64
Eliezer Fishman (1)(4)	2,112,523	9.36
Mivtach Shamir Finance Ltd. (1)(2)	2,216,945	9.83
All officers and directors as a group (15 persons)(5)	1,831,642	8.10

(1)	Based on Schedule 13D filings and reports provided to the Company.

(2)	As of March 1, 2006, the Company has an outstanding loan from York in the approximate amount of $70.4 million. The loan terms include the right to a warrant to convert the outstanding amount of the loan into 10,429,630 shares as of March 1, 2006. The calculation of the number of shares underlying the warrant is subject to change. In addition, Bank Hapoalim provided York with an option to purchase 1,000,809 shares at $6.30 per share for a period of two years. York controls the option right but has agreed to participate in the upside of the option as follows: 35% to Bank Hapoalim, 16.68% to Mr. Amiram Levinberg, 11.66% to his brother, Mr. Joshua Levinberg, 21.66% to two other individuals and 15% remains with York. In addition, York has a proxy to vote all 2,052,428 owned by Bank Hapoalim and an additional 1,250,000 owned by Mivtach Shamir Finance Ltd. until July 18, 2007.

(3)	York is an investment fund based in New York with approximately $7.5 billion in assets. York was founded in 1991 and specializes in value oriented and event driven equity and credit investments.

(4)	Mr. Fishman, directly and through members of the Fishman family, beneficially owns Gilat ordinary shares through the following entities (which hold Gilat ordinary shares directly or indirectly through other companies): Fishman Family Properties Management (1988) Ltd. (“FFPM”), Fishman Chains Ltd. (“FC”), Fishman Mifalei Kerur Ltd. (“FMK”), E.T. Fishman Properties (1998) Ltd. (“ETFP”), Hashkaot Kedaiot Ltd. (“HK”), and Fish Et Ltd. (“FE”), all of which are incorporated in Israel. Mr. Fishman, directly and through members of the Fishman family, is the sole shareholder of FFPM, ETFP, HK, and FE and owns 97.5% of FC and 98% of FMK.

(5)	Includes all existing directors and executive officers in possession of options and/or shares as of March 1, 2006.

Related Party Transactions

Assignment of Loan Agreement by Bank Hapoalim to York Capital Management

        In April 2004, we revised the terms of our loan from Bank Hapoalim, to whom we owed the principal debt amount of $71.4 million. In July 2005, Bank Hapoalim assigned the loan to York Capital Management. In December 2005, we further revised the terms of this loan. Please see “Item 5: Liquidity and Capital Resources – Financing Activities”.

        Any proceeds paid to us from the exercise of a warrant will be applied to reduce future installments of the principal, on a pro-rata basis.

Agreement with SES Americom

        In March 2003, SES Americom agreed to terminate its transponder agreements with Spacenet Inc. that relate to StarBand (which is partially owned by Spacenet Inc.) and to enter into a new transponder capacity agreement directly with StarBand. SES Americom also agreed to allow Spacenet Inc. to defer an outstanding debt of $3.5 million to 2003, and to defer payment of certain transponder capacity charges due in 2003 and 2004 with payment of those deferred charges to commence in 2005. The agreement reduced the aggregate amount payable to SES Americom in 2003 from $26.9 million to $16.5 million (including the $3.5 million which was deferred from 2002 to 2003 and paid by Spacenet Inc. in full in 2003). With respect to the deferred 2003 and 2004 transponder capacity charges, Spacenet Inc. paid $0.6 million to SES Americom in 2005 as scheduled.

        In addition, we have entered into two development agreements with SES Global S.A. Please see Item 5: “Third Party Funding” and Item 8: “Significant Changes.”

Mr. Bednarek, an executive officer of SES Global S.A., an affiliate of SES Americom, served on our board of directors until July 2005.

Satlynx Agreement

        We are a party to an investment agreement in Satlynx S.A. with SES. For additional information, please see “Item 4: Strategic Alliances, Joint Ventures and Acquisitions” and “Item 8: Significant Changes”.

Consulting Agreement with Israel Literage & Supply Co. Ltd.

        In 2003, we entered into a consulting agreement with Israel Literage & Supply Co. Ltd., a company under the ownership and control of Shlomo Rodav, formerly the Chairman of our board of directors. This agreement was terminated in July 2005.

ITEM 8:	FINANCIAL INFORMATION

Consolidated Statements

        See “Item 18: Financial Statements.”

Export Sales

        Our primarily manufacturing facilities are based in Israel. Most of our products are exported out of Israel. For information on Gilat’s revenues breakdown by geographic market for the past three years, see Item 5: “Operating and Financial Review and Prospects.”

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

        In the first half of 2002, a number of securities class action lawsuits were filed against us and certain of our officers and directors in the United States District Court for the Eastern District of New York and in the United States District Court for the Eastern District of Virginia, and a request to file a class action lawsuit was filed in the Tel-Aviv, Israel District Court. The class action suits allege violations of the federal securities laws and claim that we issued material misrepresentations to the market. The class action suits in the U.S. have been consolidated into a single action in the United States District Court for the Eastern District of New York and an amended complaint has been filed. During September, 2004 the plaintiffs filed a motion to further amend the claim. We filed a motion to dismiss the amended complaint, and on September 19, 2005, the court dismissed certain of the plaintiff’s claims. The plaintiffs have provided us with a discovery demand and a conference with the plaintiffs has been scheduled for March to agree on the schedule and scope of the discovery.

        The Israeli court granted a motion to stay the proceedings of the Israeli action pending the outcome of the U.S. class action proceeding. We believe the allegations against us and our officers and directors in the class action suits are without merit and are contesting them vigorously.

        In September 2003, Nova Mobilcom S.A., or Mobilcom, filed a lawsuit against Gilat do Brasil for specific performance of a Memorandum of Understanding which provided for the sale of Gilat do Brasil, and specifically the GESAC project, to Mobilcom for an unspecified amount. Gilat do Brasil is vigorously defending itself against the claims presented therein.

        The Brazilian tax authority has filed a claim against a subsidiary of Spacenet Inc. in Brazil, for alleged taxes due of approximately $4 million. In January 2004, the subsidiary received notice of an administrative ruling reducing the amount of the claim, and the subsidiary filed an appeal of such ruling. In December 2005, this appeal was denied and at present, the subsidiary faces a payment of taxes in an amount of approximately $6.1 million (the amount has increased due to interest and the exchange rate of the Brazilian Reias). The subsidiary denies such claim and is at present preparing to file a petition known as a “Ação Anulatória” in the State Courts of the State of São Paulo, Brazil

        In December 2003 and October 2004, we received tax assessments for the tax years 1998 and 1999-2001, respectively for approximately $45 million plus $7 million in penalties mainly based on various claims of the Israeli Tax Authorities.  In May 2005, we reached a settlement agreement in connection with the above. According to the settlement agreement, the tax assessments for the years 1998-2003 were closed in consideration of our payment of approximately $6 million, including interest and indexation. In addition, our carry forward tax losses as of December 31, 2003, were set at $68 million.

        In 2004, we received a notice from the Israeli Stamp Tax authorities requiring us to disclose all documentation which may be subject to Stamp Tax duties for the period from June 2003 to date.  The authorities’ right to demand Stamp Tax duty is pending deliberation by Israel’s High Court.   We intend to challenge any demands for payments received from the Stamp Tax authorities should such demands be received.

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

Significant Changes

        On March 1, 2006 Gilat and SES executed an agreement whereby Gilat has agreed to transfer its remaining 0.17% holdings in Satlynx to SES.  The actual transfer of shares will occur upon request by SES.  In consideration, as part of this agreement, Gilat will receive a waiver from SES on any royalty payments which may be due by Gilat to SES in accordance with development agreements signed between the parties in 2002 and SES will provide a corporate guarantee to cover Satlynx’s obligations towards Gilat.

ITEM 9:	THE OFFER AND LISTING

A.	Offer and Listing Details

Annual Stock Information

        The following table sets forth, for the periods indicated, the range of high and low closing sale price for the ordinary shares, as reported by NASDAQ. All of the reported prices have been adjusted to reflect a twenty for one share reverse stock split which became effective April 16, 2003.

	Price		Average Daily Trading Volume
	High	Low

Year Ended December 31, 2001:	$832.50	$42.40	25,915

Year Ended December 31, 2002:	$115.40	$7.60	9,710

Year Ended December 31, 2003:	$8.80	$3.43	80,345

Year Ended December 31, 2004:

First Quarter	$9.40	$4.94	420,371

Second Quarter	$9.38	$5.10	248,755

Third Quarter	$5.95	$4.00	108,539

Fourth Quarter	$6.55	$5.45	107,480

Year Ended December 31, 2005:

First Quarter	$7.48	$5.73	88,311

Second Quarter	$7.13	$5.61	86,866

Third Quarter	$7.05	$5.87	76,683

Fourth Quarter	$6.56	$5.19	89,357

	Price		Average Daily Trading Volume
	High	Low

Most Recent Six Months:

August 2005	$6.40	$6.00	29,526

September 2005	$7.05	$5.87	142,161

October 2005	$6.56	$6.01	50,528

November 2005	$6.29	$5.19	103,071

December 2005	$5.91	$5.45	114,471

January 2006	$6.40	$5.59	70,575

February 2006	$6.44	$5.62	80,874

March 2006 (through March 16)	$6.06	$5.78	25,575

B.	Plan of Distribution

Not applicable.

C.	Markets

        Our ordinary shares are quoted on the Nasdaq National Market under the symbol “GILTF.”. Our ordinary shares were listed on the NASDAQ National Market in connection with our initial public offering in December 1993.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expense of the Issue

Not applicable.

ITEM 10:	ADDITIONAL INFORMATION

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

        In 2005, we had four shareholders meetings, one annual shareholders meeting and three special shareholders meetings. At the meeting held in February 2005, the following resolutions were among those adopted: the nomination of a new external director, Mr. Binjamini, the approval of increase of the number of shares granted under the 2003 Stock Option Plan, the nomination of Shlomo Rodav, former chairman of the board of directors as CEO as of July, 2004, the approval of and increase in directors’ compensation and the approval of an increase in directors’ and officers’ insurance policy coverage. In May 2005, we held our annual general meeting and the following resolutions were among those adopted: reelection of the board members and approval of an amendment to the Articles of Association reducing the minimum quorum of shareholders required at a meeting from 33.3% to 25%. At the meeting held in August 2005, the following resolutions were among those adopted: the election of Ms. Leora Meridor, a new external director, the election of five board members to fill vacancies and the approval of the nomination of Mr. Amiram Levinberg, Chairman of the board of directors and CEO. In our most recent shareholders meeting held in December 2005, the following resolutions were among those adopted: an increase of the authorized share capital of the Company, the approval of amendment to the Company’s March, 2003 loan agreement with York Capital Management (assigned to York by Bank Hapoalim B.M.), the approval of Mr. Amiram Levinberg’s employment agreement and the approval of an increase in the number of shares granted under the 2003 Stock Option Plan.

Quorum at General Meetings

        Under Article 26(b) of our Articles of Association, the required quorum for any general meeting of shareholders and for any class meeting is two or more shareholders present in person or by proxy and holding at least twenty five percent (25%) of the issued shares (or of the issued shares of such class in the event of a class meeting). The required quorum in a meeting that was adjourned because a quorum was not present, shall be two shareholders present in person or by proxy. Under Article 26(c) of our Articles of Association, if the adjourned meeting was called by a shareholder(s), the quorum in the adjourned meeting shall be one or more shareholders, present in person or by proxy and holding the number of shares required to call a meeting.

Adoption of Resolutions at General Meetings

        Article 28(b) of our Articles of Association provides for voting by a written ballot only. In addition, Article 28(c), in accordance with the Companies Law, provides that the declaration of the Chairman of the Meeting as to the results of a vote is not considered to be conclusive, but rather prima facie evidence of the fact.

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

Alternate Directors

        See Item 6: “Directors, Senior Management and Employees – Alternate Directors”.

External Directors

        See Item 6: “Directors, Senior Management and Employees – External Directors”.

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

Powers of Chief Executive Officer

        The Companies Law provides that transactions between a company and its “office holders”, which are not “extraordinary transactions” (as both terms are defined below), require the approval of the board of directors, unless another manner of approval is provided by the articles of association. See “Item 10: Additional Information–Interested Parties Transactions.” Accordingly, to provide Gilat’s Chief Executive Officer flexibility in hiring officers (other than directors), Article 50(b) of our Articles of Association authorizes Gilat’s Chief Executive Officer to appoint the officers and employees of Gilat (other than directors) and to determine their remuneration as long as the board of directors did not do so, and provides further that the remuneration of the four highest salaried personnel of the Company shall be approved by either the board of directors, the Audit Committee or the Compensation Committee.

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

        Our Articles of Association allow us to exempt any office holder to the maximum extent permitted by law, before or after the occurrence giving, rise to such exemption. Our Articles of Association also provide that we may indemnify any past or present office holder, to the maximum extent permitted by law, against any liabilities he or she may incur in such capacity, limited with respect (i) to the categories of events that can be foreseen in advance by our board of directors when authorizing such undertaking and (ii) to the amount of such indemnification as determined retroactively by our board of directors to be reasonable in the particular circumstances. Similarly, we may also agree to indemnify an office holder for past occurrences, whether or not we are obligated under any agreement to provide such indemnification. We have obtained directors’ and officers’ liability insurance covering our officers and directors and those of our subsidiaries for certain claims. In addition, as of August 30, 2005, we have provided our directors and officers with letters providing them with indemnification to the full extent permitted under Israeli law.

        Our Articles of Association also allow us to procure insurance covering any past or present officer holder against any liability which he or she may incur in such capacity, to the maximum extent permitted by law. Such insurance may also cover the Company for indemnifying such office holder.

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

Tax Consequences to Nonresidents of Israel

        Nonresidents of Israel are subject to income tax on income accrued or derived from sources in Israel or received in Israel. These sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. Gilat is required to withhold income tax on such payments to non-residents. Israel presently has no estate or gift tax.

        Capital Gains

        Israeli law imposes a capital gains tax on capital gains derived from the sale of securities and other Israeli capital assets, including shares in Israeli resident companies, unless a specific exemption is available or unless a treaty between Israel and the country of the non-resident provides otherwise. The capital gain or loss amount is equal to the consideration received by the holder for the shares less the holder’s tax basis in the shares. Gains from sales of our ordinary shares will be tax exempted for nonresidents of Israel if the shares are quoted on the Nasdaq National market or listed for trading on a stock exchange recognized by the Israeli Ministry of Finance so long as the gains are not derived through a permanent establishment that the non-resident maintains in Israel. If our shares are delisted, gains from sales of ordinary shares will be subject to 20% capital gain tax (25% if the seller is a “substantial shareholder,” generally a shareholder with 10% or more of the right to profits, right to nominate a director and voting rights), on the capital gain derived since December 31, 2002, and certain withholding obligations may apply unless a reduced rate or an exemption is provided under any tax treaty applicable to the specific holder.

        For residents of the United States holding less than 10% of our shares at any time in the twelve months before the sale, under the treaty between Israel and the U.S., capital gains from the sale of capital assets are generally exempt from Israeli capital gains tax with respect to the exeptions stated in the treaty.

        Dividends

        Nonresidents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income may include dividends on our ordinary shares. On distribution of dividends other than bonus shares or stock dividends, income tax is withheld at source, at the rate of 20% for dividends paid to an individual or a foreign corporation who is not a substantial share holder, 25% for dividends paid to a substantial shareholder, and 15% for dividends generated by an approved enterprise, unless in each case a different rate is provided in a treaty between Israel and shareholder’s country of residence. Under the U.S.-Israel tax treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a U.S. resident will be 25%. However, the maximum tax rate on dividends not generated by an approved enterprise paid to a US corporation holding at least 10% of our voting power is 12.5%. For residents of other countries, unless a different rate is provided in a treaty between Israel and the stockholder’s country of residence, the maximum tax on dividends paid that Gilat is required to withhold is 25%.

        Interest

        Nonresidents of Israel are subject to income tax on income accrued or derived from sources in Israel.  These sources of income may include passive income, such as interest paid on our convertible notes. For residents of the United States, under the treaty between Israel and the U.S., the maximum tax on interest paid to a U.S. resident (as defined in the treaty) holding our convertible notes that Gilat is required to withhold is 17.5%. For residents of other countries, unless a different rate is provided in a treaty between Israel and the country of residence of such holder of our convertible notes, the maximum tax that Gilat is required to withhold is 25% on all distributions of interest.

        Filing of Tax Returns in Israel

        A nonresident of Israel who receives interest, dividend or royalty income derived from or accrued in Israel, from which tax was withheld at the source, is generally exempt from the duty to file tax returns in Israel with respect to such income, provided such income was not derived from a business conducted in Israel by the taxpayer.

Tax Consequences to Residents of Israel

        Capital Gains

        Israeli law imposes a capital gains tax on capital gains derived from the sale of securities and other Israeli capital assets, including shares by Israeli residents. The capital gain or loss amount is equal to the consideration received by the holder for the shares less the holder’s tax basis in the shares. Under current law, effective commencing January 1, 2006, gains from sales of ordinary shares incurred after December 31, 2002, are subject to 20% capital gains tax (25% for substantial shareholder) for individuals and Israeli companies not subject to the Income Tax Law (Inflation Adjustments) – 1985 (the “Adjustment Law”) and 31% (29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter) capital gain tax for Israeli companies subject to the Adjustment Law if the ordinary shares are quoted on the Nasdaq National market or listed on a stock exchange recognized by the Israeli Ministry of Finance. The tax rate on capital gains from publicly traded shares applicable to gains that were realized in 2005, was 15% (in 2003 and 2004 15% for publicly traded shares of Israeli companies and 35% for publicly traded shares of foreign companies). Gains incurred until December 31, 2002, are exempt from capital gains tax for so long as (i) the ordinary shares are listed on a stock exchange recognized by the Israeli Ministry of Finance and (ii) Gilat Qualifies as an Industrial Company or Industrial Holding Company under the law for Encouragement of Industry (Taxes)- 1969. We believe that we qualify as an Industrial Company under the law for Encouragement of Industry (Taxes)- 1969. Gains incurred until December 31, 2002 are subject to 36% capital gains tax for Israeli companies subject to the adjustment law. If our shares are delisted, gains from sales of ordinary shares will be subject to 20% capital gain tax on the capital gain derived since December 31, 2002 (25% for substantial shareholder and for companies subject to the Adjustment Law).Certain withholding obligations may apply on the sale of Gilat shares.

        Dividends

        Dividend income generated by an Approved Enterprise is subject to income tax at a rate of 15%. The distribution of dividend income generated by other sources, other than bonus shares (stock dividends), to Israeli residents who purchased our Shares will generally be subject to income tax at a rate of 20% for individuals (25% for substantial shareholder) and will be exempt from income tax for corporations. Gilat may be required to withhold income tax at the maximum rate of up to 25% (0% for corporations) on all such distributions (15% for dividends generated by an Approved Enterprise).

        Interest

        Residents of Israel are subject to income tax on their worldwide income. These sources of income may include passive income, such as interest paid on our convertible notes. The interest accrued and paid after January 1, 2006, is generally subject to 20% tax (25% for substantial shareholder) for individuals and 31% (29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter) for companies. We may be required to withhold income tax at a rate of up to 35% on all distributions of interest.

U.S. Taxation

        The following discussion is a general summary of certain U.S. federal income tax considerations applicable to U.S. Holders (as defined below) of ordinary shares, who hold such ordinary shares as capital assets (generally, property held for investment). This summary is based on provisions of the U.S. Internal Revenue Code, or the Code, existing and proposed U.S. Treasury regulations and administrative and judicial interpretations in effect as of the date of this annual report and the U.S. – Israel Tax Treaty. All of these authorities are subject to change (possibly with retroactive effect) and to differing interpretations. In addition, this summary does not discuss non-U.S. tax implications or U.S. state tax implications, no does it discuss all aspects of U.S. federal income taxation that may be applicable to investors in light of their particular circumstances or to investors who are subject to special treatment under U.S. federal income tax law, including:

—	insurance companies;

—	dealers in stocks or securities;

—	financial institutions;

—	tax-exempt organizations;

—	regulated investment companies or real estate investment trusts;

—	persons subject to the alternative minimum tax;

—	persons who hold ordinary shares throught partnerships or other pass-through entities;

—	persons holding their shares as part of a straddle or appreciated financial position or as part of a hedging or conversion transaction;

—	persons who acquired their ordinary shares through the exercise or cancellation of employee stock options or otherwise as compensation for services;

—	non-residents aliens of the U.S. or persons having a functional currency other than the U.S. dollar; or

—	direct, indirect or constructive owners of 10% or more of the outstanding voting shares of Gilat.

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

        THE FOLLOWING SUMMARY DOES NOT ADDRESS THE IMPACT OF A U.S. HOLDER’S INDIVIDUAL TAX CIRCUMSTANCES. ACCORDINGLY, EACH U.S. HOLDER IS URGED TO CONSULT HIS OR HER TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO HIM OR HER OF AN INVESTMENT IN THE ORDINARY SHARES, INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL OR NON-U.S. TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

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

        An accrual basis U.S. Holder may elect the same treatment required of cash basis taxpayers with respect to a sale or disposition of ordinary shares, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the Internal Revenue Service , or the IRS. In the event that an accrual basis U.S. Holder does not elect to be treated as a cash basis taxpayer (pursuant to the Treasury regulations applicable to foreign currency transactions), such U.S. Holder may have a foreign currency gain or loss for U.S. federal income tax purposes because of differences between the U.S. dollar value of the currency received prevailing on the trade date and the settlement date. Any such currency gain or loss would be treated as ordinary income or loss and would be in addition to gain or loss, if any, recognized by such U.S. Holder on the sale or disposition of such ordinary shares.

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

If Gilat were treated as a PFIC for any taxable year, dividends would not qualify for the reduced maximum tax rate, discussed above, and, unless you elect either to treat your investment in ordinary shares as an investment in a “qualified electing fund”, or a QEF election, or to “mark-to-market” your ordinary shares, as described below:
—	you would be required to allocate income recognized upon receiving certain dividends or gain recognized upon the disposition of ordinary shares ratably over the holding period for such ordinary shares,
—	the amount allocated to each year during which Gilat is considered a PFIC other than the year of the dividend payment or disposition would be subject to tax at the highest individual or corporate tax rate, as the case may be, in effect for that year and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year,
—	the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxable as ordinary income in the current year, and, you would be required to make an annual return on IRS Form 8621 regarding distributions received with respect to ordinary shares and any gain realized on your ordinary shares.

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

        As a foreign private issuer, we are exempt from certain provisions of the Exchange Act. Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, transactions in our equity securities by our officers and directors are exempt from reporting as are the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. We make our Securities and Exchange Commission filings electronically and they are available on the Securities and Exchange Commission’s website. We began filing through the EDGAR system beginning in November 2002. We are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we will distribute annually to our shareholders an annual report containing financial statements that have been examined and reported on, with an opinion expressed by, an independent public accounting firm.

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

        Due to the existence of assets and liabilities with different interest rates and maturity dates, we are exposed to changes in interest rates.

        The table below details the balance sheet exposure by currency and interest rates:

	Expected Maturity Dates
	2006	2007	2008	2009	2010 and thereafter
	(In thousands)

Assets:

Trade receivables- in other
currency	1,691	1,878	494	-	-

Weighted interest rate	10.5%	10.5%	10.5%	-	-

Restricted cash - in U.S. dollars	15,776	162	1,000	500	5,000

Weighted interest rate	2.6%	1.4%	4.2%	3.6%	3.6%

In other currency:	68	37	-	-	-

Weighted interest rate	4.5%	0.00%	-	-	-

Restricted cash held by Trustees
In U.S. dollars	5,781	6,135	1,401	6,156	-

Weighted interest rate	3.8%	3.8%	3.8%	3.8%	-

In other currency	857	-	-	-	-

Weighted interest rate	5.3%	-	-	-	-

Liabilities:

Short-term bank credit In U.S. dollars:	8,172	-	-	-	-

Weighted interest rate	2.1%	-	-	-	-

In other currency:

Weighted interest rate	-	-	-	-	-

Long-term loans (including
current maturities) (*)	7,530	6,684	8,954	12,925	65,013

In U.S. dollars:

Weighted interest rate	5.3%	5.8%	6.2%	6.5%	6.4%

In other currency:	182	320	275	293	5,079

Weighted interest rate	6.5%	6.5%	6.5%	6.5%	6.5%

Converted subordinated notes - in
U.S. dollars:	-	-	-	-	16,333

Weighted interest rate	-	-	-	-	4.00%

Long-term other - in NIS
(including current
maturities):	1,092	-	-	-	-

Weighted interest rate	4.2%	-	-	-	-

(*) In December 2005, we revised the terms of our loan with York. The fair value of the change in the conversion feature of the loan in the amount of $3.8 million was recorded as a reduction of the loan and an increase in the shareholder’s equity. The fair value will be amortized to financial expenses over the term of the loan.

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

        Our management, including our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Securities Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Form 20.  Based upon that evaluation, our chief executive officer and chief financial officer have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that information required to be disclosed by our company in reports that we file or submit under the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and that such information was made known to them by others within the company, as appropriate to allow timely decisions regarding required disclosure.

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

        Our board of directors has determined that Dr. Meridor and Dr. Sarid meet the definition of an audit committee financial expert, as defined in Item 401 of Regulation S-K.

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

	Year Ended December 31,
	2004		2005
Services Rendered	Fees	Percentages	Fees	Percentages

Audit (1)	$592,727	87.6%	$584,562	90.8%
Audit-related (2)	29,416	4.3%	49,359	7.7%
Tax (3)	54,705	8.1%	9,500	1.5%
Total	$676,848	100.0%	$643,421	100.0%

(1)	Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(2)	Audit-related fees relate to assurance and associated services that traditionally are performed by the independent auditor, including: accounting consultation and consultation concerning financial accounting and reporting standards.

(3)	Tax fees relate to tax compliance, planning, and advice.

Policies and Procedures

        Our Audit Committee has adopted a policy and procedures for the approval of audit and non-audit services rendered by our independent auditors, Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global. The policy generally requires the Audit Committee’s approval of the scope of the engagement of our independent auditor or on an individual engagement basis. The policy prohibits retention of the independent auditors to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act of 2002 or the rules of the SEC, and also considers whether proposed services are compatible with the independence of the public auditors.

ITEM 16D:	EXEMPTIONS FROM THE LISTING REQUIREMENTS AND STANDARDS FOR AUDIT COMMITTEE

Not applicable.

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATES AND PURCHASERS

Issuer Purchase of Equity Securities

        In the year 2005, we did not engage in the purchase of any of our own shares.

ITEM 17:	NOT APPLICABLE

ITEM 18:	FINANCIAL STATEMENTS

        The Consolidated Financial Statements and related notes required by this item are contained on pages F-1 through F-61 hereof.

ITEM 19:	EXHIBITS

1.1	Memorandum of Association, as amended. Previously filed as Exhibit 1.1 to Gilat's Annual Report on Form 20-F for the fiscal year ending December 31, 2000, which Exhibit is incorporated herein by reference.
1.2	Articles of Association, as amended and restated.
2.1	Form of 4.00% Convertible Subordinated Note due 2012. Previously filed as Exhibit T3C to the Registration Statement on Form F-3 (No. 022-38667) which Exhibit is incorporated herein by reference. 4.1 Agreement between the Company and Bank Hapoalim B.M. dated March 6, 2003. Previously filed as Exhibit 4.1 to our Annual Report on Form 20-F for the fiscal year ending December 31, 2002, which Exhibit is incorporated herein by reference.
4.2	Amendment to the Loan Agreement with Bank Hapoalim dated April 4, 2004. Previously filed as Exhibit 4.3 to our Annual Report on Form 20-F for the fiscal year ending December 31, 2004, which Exhibit is incorporated herein by reference.
4.3	Amendment to the Loan Agreement with York dated December 27, 2005.
4.4	Sublease and Master Deed of Lease dated as of March 28, 2001 by and among BP III Leasco, LLC as Sublessor, BP Tysons, LLC as Landlord and Spacenet Real Estate Holdings, LLC as Sublessee and Master Tenant. Previously filed as Exhibit 4.7 to Gilat's Annual Report on Form 20-F for the fiscal year ending December 31, 2000, which Exhibit is incorporated herein by reference.

4.10	Acquisition Agreement, among Gilat Satellite Networks (Holland) BV, Gilat Satellite Networks Ltd., Spacenet International Holdings Inc., Spacenet International Ventures Inc., Gilat Satellite Networks (Luxembourg) S.A. dated April 2002. Previously filed as Exhibit 4.8 to the Annual Report on Form 20-F for the fiscal year ending December 31, 2001, which Exhibit is incorporated herein by reference.
8.1	List of subsidiaries. Previously filed as Exhibit 8.1 to our Annual Report on Form 20-F for the fiscal year ending December 31, 2004, which Exhibit is incorporated herein by reference.
10.1	Consent Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.
10.2	Consent of Mayer Hoffman McCann P.C.
12.1	Certification by Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification by Principal Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification by Chief Executive Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification by Principal Financial Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GILAT SATELLITE NETWORKS LTD. BY: /S/ Amiram Levinberg —————————————— Amiram Levinberg Chairman of the Board of Directors

        Date: March 23, 2006

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

GILAT SATELLITE NETWORKS LTD.

        We have audited the accompanying consolidated balance sheets of Gilat Satellite Networks Ltd. (the “Company”) and its subsidiaries as of December 31, 2004 and 2005, and the related consolidated statements of operations, changes in shareholders’ equity (deficiency) and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements, based on our audits. We did not audit the financial statements of a consolidated subsidiary, whose statements reflect total assets of approximately 2.4% and 3.0% as of December 31, 2004 and 2005, respectively, and total revenues of approximately 11.7% and 12.5% for the years ended December 31, 2004 and 2005, respectively, of the related consolidated totals. Those financial statements were audited by other auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for this subsidiary, is based solely on the reports of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

        In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2004 and 2005, and the consolidated results of their operations and cash flows, for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1c to the consolidated financial statements, the Company adopted FASB Interpretation No. 46 “Consolidation of Variable Interest Entities” effective in 2004.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
February 12, 2006	A Member of Ernst & Young Global

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2004	2005

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$75,771	$74,929
Short-term bank deposits	-	3,301
Short-term restricted cash	14,168	15,844
Restricted cash held by trustees	10,620	6,638
Trade receivables (net of allowance for doubtful accounts: 2004 - $ 14,506;
2005 - $ 12,311)	31,380	33,683
Inventories	22,477	23,253
Other current assets	27,383	27,215

Total current assets	181,799	184,863

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term restricted cash	7,534	6,699
Long-term restricted cash held by trustees	18,994	13,692
Severance pay fund	7,933	8,467
Long-term trade receivables, receivables in respect of capital leases and other
receivables	27,728	22,757

	62,189	51,615

PROPERTY AND EQUIPMENT, NET	137,198	124,245

INTANGIBLE ASSETS AND DEFERRED CHARGES, NET	9,908	12,254

Total assets	$391,094	$372,977

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2004	2005

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit	$4,159	$8,172
Current maturities of long-term loans	7,869	7,712
Current maturities of long-term convertible loan from a related party	1,000	-
Trade payables	21,245	24,180
Accrued expenses *)	26,228	22,418
Short-term advances from customer held by trustees	13,500	15,502
Other accounts payable *)	40,048	36,672

Total current liabilities	114,049	114,656

LONG-TERM LIABILITIES:
Accrued severance pay	8,172	8,396
Long-term advances from customer held by trustees	40,226	27,835
Long-term loans, net	37,782	29,143
Long-term convertible loan from a related party, net	70,400	66,602
Accrued interest related to restructured debt	4,820	3,850
Other long-term liabilities *)	15,951	20,657
Excess of losses over investment in affiliates	2,102	7
Convertible subordinated notes	16,171	16,333

Total long-term liabilities	195,624	172,823

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY :
Share capital -
Ordinary shares of NIS 0.2 par value: Authorized - 37,500,000 and 60,000,000 shares as of December 31, 2004 and 2005, respectively; Issued and outstanding - 22,312,487 and 22,556,298 shares as of December 31, 2004 and
2005, respectively	984	995
Additional paid-in capital	733,582	738,724
Accumulated other comprehensive income (loss)	(2,624)	16
Accumulated deficit	(650,521)	(654,237)

Total shareholders' equity	81,421	85,498

Total liabilities and shareholders' equity	$391,094	$372,977

*)	Includes the following balances resulting from transactions with related parties as of December 31, 2004 and 2005; accrued expenses – $ 2,540 and $ 2,684, respectively; other accounts payable – $ 2,094 and $ 0, respectively; and other long-term liabilities – $ 2,900 and $ 0, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2003	2004	2005

Revenues:
Products *)	$120,776	$100,122	$88,705
Services *)	69,401	141,376	120,690

	190,177	241,498	209,395

Cost of revenues:
Products	81,994	50,703	42,896
Services *)	75,553	113,692	90,323

	157,547	164,395	133,219

Gross profit	32,630	77,103	76,176
Research and development expenses, net *)	16,949	13,879	13,994
Selling, marketing, general and administrative expenses *)	73,103	69,891	60,794
Impairment of goodwill	5,000	-	-
Impairment of tangible and intangible assets	26,912	2,161	-
Restructuring charges	3,905	-	-
Gain from derecognition of liability	-	(245)	-

Operating income (loss)	(93,239)	(8,583)	1,388
Financial expenses, net *)	(3,256)	(266)	(2,677)
Gain from restructuring of debts	244,203	-	-
Other income (expenses)	954	(274)	299
Gain from written-off investments in affiliated and other companies	3,300	-	-

Income (loss) before taxes on income	151,962	(9,123)	(990)
Taxes on income	9,690	4,429	3,126

Income (loss) after taxes on income	142,272	(13,552)	(4,116)
Equity in earnings of affiliated companies	488	1,242	400
Minority interest in losses of a subsidiary	871	164	-

Income (loss) before cumulative effect of a change in an accounting
principle	143,631	(12,146)	(3,716)
Gain from cumulative effect of a change in an accounting principle	-	611	-

Net income (loss)	$143,631	$(11,535)	$(3,716)

Earnings (loss) per share before cumulative effect of a change in an accounting principle:
Basic	$12.09	$(0.55)	$(0.17)

Diluted	$11.31	$(0.55)	$(0.17)

Basic and diluted earnings per share from cumulative effect of a change
in an accounting principle	$-	$0.03	$-

Net earnings (loss) per share:
Basic	$12.09	$(0.52)	$(0.17)

Diluted	$11.31	$(0.52)	$(0.17)

Weighted average number of shares used in computing net earnings (loss)
per share:
Basic	11,881	22,242	22,440

Diluted	12,819	22,242	22,440

*)	Includes the following income (expenses) resulting from transactions with related parties for the years ended December 31, 2003, 2004 and 2005: revenues from products $ 7,126, $ 2,336 and $ 1,205, respectively; revenues from services – $ 415, $ 528 and $ 416, respectively; cost of services – $ (14,444), $ (16,802) and $ (8,349) respectively; research and development expenses, net – $ 1,450, $ 2,917 and $ 1,543, respectively; selling, marketing, general and administrative expenses – $ (35), $ (642) and $ (515), respectively; financial income (expenses), net – $ 22, $ (1,786) and $ (3,759), respectively.

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)

U.S. dollars in thousands (except share data)

	Number of Ordinary shares (in thousands)	Share capital	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total comprehensive income (loss)	Total shareholders' equity (deficiency)

Balance as of January 1, 2003	1,192	$70	$617,797	$(8,165)	$(782,617)		$(172,915)
Issuance of shares as a result of restructuring of debt on
March 14, 2003	11,795	500	54,677	-	-		55,177
Issuance of shares as a result of restructuring of debt on
November 10, 2003	9,209	409	44,628	-	-		45,037
Exercise of options, net	29	1	35	-	-		36
Stock compensation related to options issued in a
subsidiary	-	-	764	-	-		764
Stock compensation related to repricing of options issued
to an employee	-	-	91	-	-		91
Stock compensation related to options issued to a
consultant	-	-	233	-	-		233
Comprehensive income - Foreign currency translation
adjustments				4,347
Net income	-	-	-	-	143,631	143,631	143,631

Total comprehensive income						$147,978

Balance as of December 31, 2003	22,225	980	718,225	(3,818)	(638,986)		76,401

Exercise of options, net	87	4	428	-	-		432
Stock compensation related to purchased options in a
subsidiary	-	-	(764)	-	-		(764)
Stock compensation related to options issued to a
consultant	-	-	207	-	-		207
Gain from extinguishment of Bank Hapoalim loan	-	-	15,486	-	-		15,486
Foreign currency translation adjustments from
the disposal of a subsidiary	-	-	-	3,428	-		3,428
Comprehensive loss - Foreign currency translation
adjustments	-	-	-	(2,234)	-	$(2,234)	(2,234)
Net loss	-	-	-	-	(11,535)	(11,535)	(11,535)

Total comprehensive loss						$(13,769)

Balance as of December 31, 2004	22,312	984	733,582	(2,624)	(650,521)		81,421

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)

U.S. dollars in thousands (except share data)

	Number of Ordinary shares (in thousands)	Share capital	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total comprehensive income (loss)	Total shareholders' equity (deficiency)

Balance as of December 31, 2004	22,312	$984	$733,582	$(2,624)	$(650,521)		$81,421

Exercise of options, net	244	11	1,207	-	-		1,218
Stock compensation related to options	-	-	137	-	-		137
Fair value of change in conversion feature
of a related party convertible debt	-	-	3,798	-	-		3,798
Foreign currency translation adjustments from
the disposal of a subsidiary	-	-	-	1,714	-		1,714
Comprehensive income - Foreign currency translation
adjustments	-	-	-	926	-	$926	926
Net loss	-	-	-	-	(3,716)	(3,716)	(3,716)

Total comprehensive loss						$(2,790)

Balance as of December 31, 2005	22,556	$995	$738,724	$16	$(654,237)		$85,498

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2003	2004	2005

Cash flows from operating activities:
Net income (loss)	$143,631	$(11,535)	$(3,716)
Adjustments required to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	26,293	31,674	19,116
Gain from restructuring of debt	(244,203)	-	-
Non cash cumulative effect relating to a subsidiary	-	(198)	-
Loss (gain) from disposal of subsidiaries (b)	-	192	(397)
Loss from disposal of subsidiary (a)	-	-	171
Stock compensation relating to options	233	207	137
Stock compensation related to option in a subsidiary	764	(764)	-
Stock compensation relating to repricing of options issued to an
employee	91	-	-
Impairment of goodwill	5,000	-	-
Impairment of intangible assets	5,674	-	-
Gain from long-term note	(3,300)	-	-
Impairment of property and equipment and other tangible assets	21,238	2,161	-
Equity in earnings of affiliated companies	(488)	(1,242)	(400)
Accrued severance pay, net	(940)	431	(309)
Interest accrued on bank deposits	120	-	-
Interest accrued on short and long-term restricted cash	(636)	(1,943)	(490)
Exchange rate on long-term loans	1,181	449	(973)
Exchange differences on loans to employees	-	-	213
Minority interest in losses of a subsidiary	(871)	(164)	-
Capital loss from disposal of property and equipment	-	-	315
Deferred income taxes, net	4,813	1,869	(473)
Decrease (increase) in trade receivables, net	17,460	7,970	(2,440)
Decrease (increase) in inventories	33,160	(6,048)	(5,188)
Decrease in other assets (including short-term, long-term and
deferred charges)	8,664	11,649	6,711
Increase (decrease) in trade payables	(415)	(5,330)	2,941
Decrease in accrued expenses	(15,885)	(11,637)	(4,652)
Increase (decrease) in other accounts payable and other long-term
liabilities	(4,584)	(1,427)	3,509
Increase (decrease) in advances from customer held by trustees
(including long-term)	39,519	14,207	(10,388)

Net cash provided by operating activities	36,519	30,521	3,687

Cash flows from investing activities:
Purchase of property and equipment	(14,680)	(6,163)	(3,605)
Return of investment	-	-	388
Purchase of minority shares of rStar	-	(1,053)	-
Disposal of subsidiaries (a ; b)	-	600	(181)
Consolidation of StarBand (c)	-	2,592	-
Proceeds from long-term note	4,300	-	-
Investment in short-term bank deposits	(2,054)	(442)	(3,301)
Proceeds from short-term bank deposits	3,600	442	-
Proceeds from disposal of property and equipment	-	-	34
Loans to employees- net	-	-	(3,606)
Investment in short-term and long-term restricted cash	(9,368)	(11,187)	(13,759)
Proceeds from short-term and long-term restricted cash	12,157	9,840	13,007
Investment in restricted cash held by trustees	(39,960)	(23,501)	(3,305)
Proceeds from restricted cash held by trustees	13,939	22,486	13,078
Investment in other assets	(2,034)	(78)	(40)

Net cash used in investing activities	(34,100)	(6,464)	(1,290)

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2003	2004	2005

Cash flows from financing activities:
Exercise of options, net	36	432	1,218
Short-term bank credit, net	(56)	2,389	4,013
Proceeds from long-term loans	2,700	-	-
Repayments of long-term loans	(2,886)	(2,924)	(7,823)
Repayments of long-term convertible loan	-	-	(1,000)

Net cash used in financing activities	(206)	(103)	(3,592)

Effect of exchange rate changes on cash and cash equivalents	1,496	36	353

Increase (decrease) in cash and cash equivalents	3,709	23,990	(842)
Cash and cash equivalents at the beginning of the year	48,072	51,781	75,771

Cash and cash equivalents at the end of the year	$51,781	$75,771	74,929

Supplementary cash flow activities:

(1) Cash paid during the year for:
Interest	$4,492	$4,365	$6,196

Income taxes	$1,217	$1,276	$6,491

(2) Non-cash transactions:
Classification between property and equipment and
inventories	$5,404	$21,366	$5,263

Conversion of convertible subordinated notes, net
(see Note 9a)	$100,214	$-	$-

Arrangement with SES Americom (see Note 9a)	$(2,281)	$-	$-

Gain from extinguishment of Bank Hapoalim loan - classified
as additional paid-in capital (see Note 9c)	$-	$15,486	$-

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

Year ended December 31, 2005

(a) Disposal of subsidiary consolidated in previous periods (see also Note 1f):

Assets and liabilities of the subsidiary at date of deconsolidation:

Working capital (excluding cash and cash equivalents)	$(52)
Property and equipment, net	42
Loss on disposal of subsidiary	(171)

$(181)

Year ended December 31, 2004

(b) Disposal of subsidiaries consolidated in previous periods (see also Note 1e):

Assets and liabilities of the subsidiaries at date of deconsolidation:

Working capital (excluding cash and cash equivalents)	$792
Loss on disposal of subsidiaries	(192)

$600

Year ended December 31, 2004

(c) Consolidation of StarBand (see also Note 1c):

Assets and liabilities of StarBand at date of consolidation:

Non-cash assets and liabilities consolidated	$3,431
Negative goodwill	11,564
Property and equipment, net and deferred charges	(13,325)
Other long-term liabilities	922

Net cash and cash equivalent included in the consolidation of StarBand	$2,592

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:	–	GENERAL

a.	Organization:

Gilat Satellite Networks Ltd. (the “Company”) and its wholly-owned and majority-owned subsidiaries (the “Group”) is a leading provider of products and services for satellite-based communications networks. The Company designs, develops, manufactures, markets and sells products and provides services that enable complete end-to-end telecommunications and data networking solutions, based on very small aperture terminal (“VSAT”) satellite earth stations and related central station (“hub”) equipment. The Company’s headquarters and research and development facilities are located in Petach Tikva Israel. In 2005, the Company operated under two business units. During the third quarter of 2005, the Company further refined its segment reporting by dividing the Spacenet segment into two segments, and the Company’s 2005 financial statements reflect operations under three business units: (i) Gilat Network Systems, a provider of network systems and associated professional services to service providers and operators; (ii) Spacenet, which provides managed services of data for enterprises, businesses and internet connectivity for consumers, primarily in the United States; and (iii) Spacenet Rural Communications, which provides telephone and internet access as an operator of networks in rural communities, primarily in Latin America. For a description of principal markets and customers, see Note 14.

On February 24, 2004, the Company’s ordinary shares commenced trading on the Tel Aviv Stock Exchange in addition to the Nasdaq National Market.

b.	York Capital Management LP:

In July 2005, Bank Hapoalim assigned its Gilat loan to York Capital Management LP. (“York”). Bank Hapoalim also provided York with an option to purchase 1,000,809 of the Company’s Ordinary shares at $ 6.30 per share for a period of two years. In addition, York was given a proxy to vote all 2,052,428 shares owned by Bank Hapoalim and an additional 1,250,000 shares owned by Mivtach Shamir Finance Ltd. until July 18, 2007. Following the above, York is considered a related party. At that time, six out of the seven board members of the Company resigned and were replaced by new board members. In addition, the Company’s CEO and Chairman of the board resigned and Mr. Amiram Levinberg, a co-founder of the Company, rejoined the Company.

c.	StarBand Communications Inc:

The subsidiary StarBand Communications Inc. is a North American broadband satellite internet service provider (“StarBand”).

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:	–	GENERAL (Cont.)

On May 31, 2002, StarBand filed a voluntary petition for reorganization under Chapter 11 of the U.S Bankruptcy Code. As of December 31, 2002, the Group held approximately 34.9% and the carrying amount of the investment in StarBand amounted to zero. In November 2003, StarBand emerged from Chapter 11 proceedings and implemented a reorganization plan. As part of StarBand’s plan of reorganization, and in settlement of all claims against StarBand by its banking lenders and the Company in accordance therewith, StarBand’s bank debts and approximately $ 84 million of debt to the Company were converted to equity. As of the date of StarBand’s emergence from Chapter 11, the Company was issued Common Stock representing 49.1% of StarBand’s issued shares. The remaining stock was issued to three Israeli banks (the “banks”).

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

Upon emergence from Chapter 11 and as of December 31, 2003, the Company determined that it did not control StarBand since it did not hold the majority of the voting interest of StarBand and it could not gain control over StarBand, except through acquisition of shares from other shareholders. As such, as of December 31, 2003, StarBand was accounted for under the equity method of accounting in accordance with APB 18, “the Equity Method of Accounting for Investments in Common Stock”.

As of January 1, 2004, the Company evaluated the applicability of FIN 46 on its investment in StarBand. In accordance with FIN 46, StarBand was considered a Variable Interest Entity (“VIE”).

As StarBand is considered a VIE, the new consolidation model under FIN 46 applies. The Company performed an analysis on which it allocated the expected losses and expected residual returns to the Company and to the other investors in StarBand using expected cash flows derived by projecting possible cash flows and assigning each projection with a probability weight. Through its analysis, the Company concluded that it absorbs the majority of StarBand’s expected losses and receives the majority of the residual return. Accordingly, the Company believed that it is the primary beneficiary of StarBand, and therefore StarBand was consolidated into the Company’s financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:	–	GENERAL (Cont.)

Following is a condensed balance sheet of StarBand as of January 1, 2004, the date StarBand was consolidated for the first time:

January 1, 2004
U.S. dollars in thousands

Current assets	$4,264
Non-current assets	13,010

Total assets	$17,274

Current liabilities	$7,316
Non-current liabilities	10,508
Shareholders' equity	(550)

Total liabilities and shareholders' equity	$17,274

According to the transition provision of FIN 46, the net amount added to the balance sheet of the Company and the amount of previously recognized interest in StarBand should both be recognized as an accumulated effect of an accounting change. The accumulated effect as of January 1, 2004 was a gain of $ 0.6 million.

In addition, negative goodwill of approximately $ 11.6 million was recorded as a result of the consolidation of StarBand, which offset StarBand’s non-current assets.

In March 2005, the Company purchased the remaining 50.9% of StarBand shares then held by certain Banks in consideration for $ 0.6 million. In addition, it was stipulated that in the event that certain events occur before December 31, 2007, including, the sale of StarBand shares, the sale of substantially all of StarBand’s assets to a third party, the merger with a third party or the dissolution of StarBand, then the Company shall pay the Banks an amount equal to 50% of the consideration that would be received by the Company, directly or indirectly, as a result of such events.

d.	rStar Corporation:

rStar Corporation (“rStar”) is a holding company of most of the Company’s service entities in Latin America.

As of August 2, 2002, the Group held approximately 85% of the outstanding shares of rStar, then a public company traded on the NASDAQ National Market.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:	–	GENERAL (Cont.)

Pursuant to the agreement with rStar, in the event StarBand Latin America did not reach certain net income levels in the two years in the period ending June 2004, rStar shareholders would be entitled to receive in each of these two years, a cash consideration in the amount of $ 2.5 million or $ 5 million per year, respectively, subject to those results (the “special distribution”). The Company determined that it was probable that the special distribution would need to be paid for the second year and as such, made a provision for $ 5 million for this contingent liability in 2002 and an additional provision of $ 5 million for contingent liabilities with respect to the minority shareholders of rStar in 2003. As of December 31, 2002, the Company’s holdings in rStar was 85%.

In 2003, in accordance with SFAS No.142, “Goodwill and Other Intangible Assets”(“SFAS 142”), the Company recorded an impairment of rStar goodwill in the amount of $ 5 million, in operating expenses (see note 10b).

Effective November 25, 2003, the Company entered into an agreement with certain rStar minority shareholders to acquire an additional 9.25% of rStar shares (9,123,555 shares) for $ 0.60 per share in cash. In addition, at that time, the Company agreed to pay $ 950,000 to certain of the minority shareholders, who had been directors in rStar in the past, in consideration of their waiver of the Company’s obligation to pay for directors and officers insurance until 2006. Since this amount was paid to the minority shareholders as former directors and not as shareholders, this amount was recorded as an operating expense.

Following the aforementioned acquisition, the Company held more than 90% of rStar’s Common Stock. As such, on April 7, 2004, the Company completed a short-form merger with rStar, by acquiring the remaining 5,398,745 shares for $ 0.60 per share in cash, pursuant to which the Company became the 100% owner of all outstanding shares of rStar. Concurrent with the short-form merger, the following transactions occurred:

1.	rStar purchased the vested stock options of its CEO (see Note 8c) in consideration of $ 440,000 ($ 0.60 less the exercise price for each option).

2.	rStar purchased all its employees vested stock options in consideration of $ 674,000 ($ 0.60 less the exercise price for each option). This acquisition was accounted for under FIN 44, “Accounting for Certain Transactions involving Stock Compensation an interpretation of APB Opinion No. 25” and EITF 00-23 “Issues Related to the Accounting for Stock Compensation under APB Opinion, No. 25 and FASB Interpretation No. 44 as a Modification of a Stock Based Compensation Arrangement”. Accordingly, the consideration of $ 674,000 was recorded as compensation expenses.

Immediately following the consummation of the acquisition, a Form 15 notice of deregistration under the reporting provisions of the Securities Exchange Act of 1934 was filed with the SEC and rStar’s Common Shares were subsequently delisted by NASDAQ.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:	–	GENERAL (Cont.)

The Company accounted for the acquisition of the remaining minority interest in rStar based on the purchase method of accounting in accordance with SFAS No. 141, “Business Combination” (SFAS 141). The Company used the Discounted Cash Flow method to evaluate the value of the purchased shares of rStar.

According to this method, the value was approximately $ 1.1 million. The consideration paid by the Company for the shares purchased from the minority interest holders was approximately $ 8.7 million. The difference between the consideration for the shares and the value of the shares, in the amount of $ 7.6 million was attributed to the settlement of the $ 10 million contingent liabilities described above. The reversal of the $ 10 million accrual against the payment for the settlement, net of the insurance payment and consideration paid for the employees options resulted in a gain of $ 0.2 million, which was recorded as a gain from derecognition of a liability.

Furthermore, the Company recorded negative goodwill in the amount of $ 1.7 million, representing the excess of minority interest in the Company’s books over the value of the minority held Common Shares. The negative goodwill was allocated to reduce the fair value of the assets purchased.

e.	Servicio Satelital S.A. and Spacenet International Services Inc.:

In September 2004, the Company closed an agreement for the sale of Spacenet International Services Inc. and its only subsidiary, Servicio Satelital S.A., an Argentinean company. The consideration received was $ 0.6 million which was paid upon the closing and an additional of $ 0.5 million which is being paid in installments through September 2006, $ 0.3 million of which was received during 2005. The Company recorded a capital gain (loss) in connection with this transaction in the amount of approximately $ (0.2) million and $ 0.3 million, as collection was made, in 2004 and 2005, respectively.

f.	Deterministic Networks Inc.:

In September 2005, the Company sold its ownership in this California-based subsidiary for an immaterial amount. The Company recorded a capital loss of $ 0.2 million associated with this transaction.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES

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

The majority of the revenues of the Company and certain of its subsidiaries are generated in U.S. dollars (“dollar”) or linked to the dollar. In addition, a substantial portion of the Company’s and certain of its subsidiaries’ costs are incurred in dollars. The Company’s management believes that the dollar is the primary currency of the economic environment in which the Company and certain of its subsidiaries operate. Thus, the functional and reporting currency of the Company and certain of its subsidiaries is the dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with SFAS No. 52, “Foreign Currency Translation”. All transaction gains and losses of the remeasurement of monetary balance sheet items are reflected in the consolidated statements of operations as financial income or expenses, as appropriate.

The financial statements of foreign subsidiaries, whose functional currency has been determined to be their local currency, have been translated into dollars. Assets and liabilities have been translated using the exchange rates in effect at the balance sheet date. Statements of operations amounts have been translated using a specific exchange rate for each transaction. The resulting translation adjustments are reported as a component of shareholders’ equity in accumulated other comprehensive income (loss).

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

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

e.	Short-term restricted cash:

Short-term restricted cash is primarily invested in certificates of deposit, which mature within one year. It is used as collateral for the lease of the Group’s offices, a sale and lease back transaction and performance guarantees to customers and bears weighted average interest as follows:

	December 31,
	2004	2005
	Weighted average interest rate

In Dollars	2.36%	3.56%
In other currencies	14.00%	-

f.	Restricted cash held by trustees:

Short-term and long-term restricted cash held by trustees is primarily invested in certificates of deposit, which mature within one year. As of year end, 96% of the total amount is linked to the dollar and 4% is linked to the Colombian Peso. The amount held by trustees bears interest at rates of 3.75% and 5.33%, respectively, and is released based upon performance milestones as stipulated in the Group’s agreements with the government of Colombia.

g.	Inventories:

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items, excess inventories, discontinued products, new products introduction and for market prices lower than cost. Any impairment loss is recognized in the consolidated statement of operations.

Cost is determined as follows:

Raw materials, parts and supplies – with the addition of allocable indirect costs using the average cost method.

Work-in-progress – represents the cost of manufacturing with the addition of allocable indirect manufacturing costs, using the average cost method.

Finished products – calculated on the basis of direct manufacturing costs with the addition of allocable indirect manufacturing costs.

h.	Long-term restricted cash:

Long-term restricted cash is primarily invested in certificates of deposit, which mature in more than one year, is linked to the dollar and bears an annual weighted average interest rate of 1.8 % and 3.63% as of December 31, 2004 and 2005, respectively. This long-term restricted cash is used as collateral for the lease of the Group’s offices, a sale and lease back transaction and performance guarantees to customers and loans.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Investment in affiliated companies:

In these consolidated financial statements, affiliated companies are companies in which the Group holds 20% or greater equity interest (which are not subsidiaries) and where the Group can exercise significant influence over operating and financial policies of the affiliate. The investment in affiliated companies is accounted for by the equity method. Profits on intercompany sales, not realized outside the Group, were eliminated.

The Group’s investments in affiliates are reviewed for impairment, in accordance with APB 18, whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable.

j.	Investment in other companies:

The investment in these companies is stated at cost, since the Group does not have the ability to exercise significant influence over operating and financial policies of the investments.

The Group’s investments in other companies are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable in accordance with APB 18. Any impairment loss is recognized in the consolidated statement of operations.

k.	Long-term trade receivables:

Long-term receivables from long-term payment agreements are recorded at estimated present values determined based on current rates of interest and reported at the net amounts in the accompanying consolidated financial statements. Imputed interest is recognized, using the effective interest method, as a component of interest income in the accompanying statements.

l.	Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets as follows:

Years

Buildings	50
Computers and electronic equipment	3 - 8
Office furniture and equipment	5 - 17
Vehicles	5 - 7
Leasehold improvements	Over the term of the lease or the useful life
of the improvements, whichever is shorter.

Equipment leased to others under operating leases is carried at cost less accumulated depreciation and depreciated using the straight-line method over the useful life of the assets.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.	Intangible assets and deferred charges:

Intangible assets are stated at amortized cost.

The assets are amortized using the straight-line method over their estimated useful lives, which are five to fifteen years, in accordance with SFAS 142.

Deferred charges represent costs related to the deferred revenues. Such costs are recognized when the related revenues are recognized.

n.	Impairment of long-lived assets and long-lived assets to be disposed of:

The Group’s long-lived assets are reviewed for impairment in accordance with SFAS 144 whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. However, the carrying amount of a group of assets would not be reduced below its fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Any impairment loss is recognized in the consolidated statement of operations (see Note 10b).

o.	Goodwill:

Goodwill represents the excess of the cost over the fair value of the net assets of businesses acquired.

SFAS 142 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill is tested for impairment by comparing the fair value of each of the Company’s reporting units with its carrying value. Fair values are determined using discounted cash flows, market multiples and market capitalization. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples. Any impairment loss is recognized in the consolidated statement of operations (see Note 10b).

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.	Revenue recognition:

The Group generates revenues mainly from the sale of products and services for satellite-based communications networks. Sale of products includes mainly the sale of VSATs and hubs. Service revenues include access to and communication via satellites (“space segment”), installation of network equipment, telephone services, internet services, consulting, on-line network monitoring, network maintenance and repair services. The Group sells its products primarily through its direct sales force and indirectly through resellers. Sales consummated by the Group’s sales force and sales to resellers are considered sales to end-users.

Revenues from product sales are recognized in accordance with SEC Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition” (“SAB No. 104”), when delivery has occurred, persuasive evidence of an agreement exists, the vendor’s fee is fixed or determinable, no further obligation exists and collectability is probable. Generally the Group does not grant rights of return. Service revenues are recognized ratably over the period of the contract or as services are performed.

In accordance with Emerging Issues Task Force (“EITF”) Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”)a multiple-element arrangement (an arrangement that involves the delivery or performance of multiple products, services and/or rights to use assets) is separated into more than one unit of accounting, if the functionality of the delivered element(s) is not dependent on the undelivered element(s), there is vendor-specific objective evidence (VSOE) of fair value of the undelivered element(s) and delivery of the delivered element(s) represents the culmination of the earnings process for those element(s). If these criteria are not met, the revenue is deferred until such criteria are met or until the period in which the last undelivered element is delivered. If there is VSOE for all units of accounting in an arrangement, the arrangement consideration is allocated to the separate units of accounting based on each unit’s relative VSOE.

Revenues from products under sales-type-lease contracts are recognized in accordance with SFAS No. 13, “Accounting for Leases” (“SFAS No. 13”) upon installation or upon shipment, in cases where the customer obtains its own or other’s installation services. The net investments in sales-type-leases are discounted at the interest rates implicit in the leases. The present values of payments due under sales-type-lease contracts are recorded as revenues at the time of shipment or installation, as appropriate. Future interest income is deferred and recognized over the related lease term as financial income.

Revenues from products and services under operating leases of equipment are recognized ratably over the lease period, in accordance with SFAS No. 13.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q.	Warranty costs:

Generally the Company provides product warranties for periods between 12 to 18 months at no extra charge. A provision is recorded for estimated warranty costs based on the Company’s experience. Warranty expenses for the years ended December 31, 2003, 2004 and 2005 were immaterial.

r.	Research and development expenses:

Research and development expenses, net of grants received, are charged to expenses as incurred.

s.	Grants:

The Company received royalty-bearing grants and non-royalty-bearing grants from the Government of Israel, the U.S.-Israel Science and Technology Foundation (“USISTF”), SES Global S.A (see Note 7d) and from other funding sources, for approved research and development projects. These grants are recognized at the time the Company is entitled to such grants on the basis of the costs incurred or milestones achieved as provided by the relevant agreement and included as a deduction from research and development expenses.

Research and development grants amounted to $ 5.1 million, $ 5.3 million and $ 3.0 million in 2003, 2004 and 2005, respectively.

t.	Accounting for stock-based compensation:

The Company has elected to follow APB No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and FASB Interpretation (“FIN”) No. 44, “Accounting for Certain Transactions Involving Stock Compensation” (“FIN 44”) in accounting for its employee stock option plans. Under APB 25, when the exercise price of the Company’s stock options is less than the market price of the underlying shares on the date of grant, a compensation expense is recognized.

The Company applies SFAS No. 123, “Accounting for Stock Based Compensation”(“SFAS 123”) and EITF 96-18, “Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” (“EITF 96-18”) with respect to options issued to non-employees. SFAS 123 requires use of an option valuation model to measure the fair value of the options on the date of grant.

The Company adopted the disclosure provisions of SFAS 148, “Accounting for Stock-Based Compensation – Transition and Disclosure” (“SFAS 148”), which amended certain provisions of SFAS 123. The Company continues to apply the provisions of APB 25 in accounting for stock-based compensation.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Pro forma information regarding the Company’s net income (loss) and net earnings (loss) per share is required under SFAS 123 and has been determined as if the Company had accounted for its employee share options under the fair value method of SFAS 123. The fair value of these options is amortized over their vesting period and estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rates of 3.0% for 2003 and 2004 and 4.2% for 2005; a dividend yield of 0.0% for each of those years; a volatility factor of the expected market price of the Company’s Ordinary Shares of 65.2% for 2003, 57.4% for 2004 and 47.6% for 2005; and a weighted average expected life of the option of 3 years for 2003 and 2004 and 5.5 years in 2005.

The weighted average of the fair value of options granted for which the exercise price on the grant date equals the market price, was $ 2.49, $ 1.66 and $ 2.92 during 2003, 2004 and 2005, respectively.

The weighted average of the fair value of options granted for which the exercise price on the grant date was higher than the market price, was $ 1.39 and $ 0.89 during 2003 and 2004, respectively. In 2005, no such grants were made.

In 2005, the Company granted option for which the exercise price on the grant date was lower than the market price. The weighted average of the fair value of this option was $ 3.05.

Compensation cost for awards with pro rata vesting is valued using a single estimated expected life for each vested portion, and such costs are amortized using an accelerated method.

The following table illustrates the effect on the net income (loss) and net earnings (loss) per share, assuming that the Company had applied the fair value recognition provision of SFAS 123 on its stock-based employee compensation:

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	Year ended December 31,
	2003	2004	2005
	U.S. dollars in thousands (except per share data)

Net income (loss) as reported	$143,631	$(11,535)	$(3,716)

Add: stock-based employee compensation expenses
included in reported net income (loss) - intrinsic
value	91	-	120

Deduct: total stock-based employee compensation
expense determined under fair value based method	(2,580)	(1,017)	(6,964)

Pro forma net income (loss)	$141,142	$(12,552)	$(10,560)

Basic net earnings (loss) per share as reported	$12.09	$(0.52)	$(0.17)

Diluted net earnings (loss) per share as reported	$11.31	$(0.52)	$(0.17)

Pro forma basic earnings (loss) per share	$11.88	$(0.56)	$(0.47)

Pro forma diluted earnings (loss) per share	$11.12	$(0.56)	$(0.47)

u.	Income taxes:

The Group accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”. SFAS 109 prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between the financial reporting and the tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Group provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value, if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

v.	Concentrations of credit risks:

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits, short-term and long-term restricted cash, short-term and long-term restricted cash held by trustees, trade receivables, short-term and long-term receivables relating to capital leases and long-term trade receivables.

The majority of the Group’s cash and cash equivalents, short-term bank deposits, and short-term and long-term restricted cash are invested in dollars with major banks in Israel and in the United States. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Group’s investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Group also has restricted cash held by trustees, which is invested in U.S. dollar deposits and in Colombian Peso deposits with major banks in Colombia and in the U.S. As of December 31, 2005, restricted cash held by the trustees amounted to approximately $ 20.3 million. The Company is entitled to receive the cash held by the trustee in stages based upon operational milestones. The cash held in trust is reflected in the Company’s balance sheet as “Restricted cash held by trustees”. If the Company does not meet certain milestones, or if the government of Colombia terminates the contracts unilaterally, the Company may be unable to receive this restricted cash.

Trade receivables, short-term and long-term receivables relating to capital leases and long-term trade receivables of the Group are derived from sales to major customers located in the U.S., Europe, Far East and South America (mainly one customer in Peru and one customer in Brazil in the amount of $ 12.0 million and $ 6.8 million, respectively). The Group performs ongoing credit evaluations of its customers and obtains letters of credit and bank guarantees for certain receivables. An allowance for doubtful accounts is determined with respect to those amounts that the Group has determined to be doubtful of collection and a general allowance is provided to cover additional potential exposures.

A significant portion of the Group’s restricted cash held by trustees, trade receivables and long-term trade receivables is from three countries in Latin America – Colombia, Peru and Brazil. Any instability in the political or economic situation or otherwise in those countries, could have a significant adverse impact on the Company.

The Group has no significant off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

w.	Employee related benefits:

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

Severance pay expenses for the years ended December 31, 2003, 2004 and 2005, amounted to approximately $ 6.8 million, $ 3.4 million and $ 2.0 million, respectively.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The severance pay expenses for the year 2003 include expenses in an amount of $ 3.2 million as per the settlement agreement with the retired management (see Note 10b).

401K profit sharing plans

The Company has a number of savings plans in the United States that qualify under Section 401(k) of the Internal Revenue Code. U.S employees may contribute up to 15% or 100% of their pretax salary, but not more than statutory limits. The Company contributes either a) one dollar for each dollar a participant contributes in this plan, in an amount of up to 3% of a participant’s earnings and in addition, it contributes fifty cents for each dollar a participant contributes in this plan, for an additional 3% of a participant’s earnings or b) 25% of the first 6% a participant contributes in this plan. Matching contributions in 2003, 2004 and 2005 for all the plans were $ 0.5 million, $ 0.7 million and $ 0.7 million, respectively. Matching contributions are invested in proportion to each participant’s voluntary contributions in the investment options provided under the plan.

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

The fair value of the convertible subordinated notes, which was determined according to market value, and the carrying amount of the Company’s convertible subordinated notes was $ 10.1 million and $ 16.2 million as of December 31, 2004, respectively and $ 10.0 million and $ 16.3 million as of December 31, 2005, respectively.

y.	Net earnings (loss) per share:

Basic net earnings (loss) per share are computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings (loss) per share are computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with SFAS No. 128, “Earnings Per Share”.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The difference between the weighted average number of shares used in computing basic net earnings per share and the weighted average number of shares used in computing diluted net earnings per share for the year ended December 31, 2003 is derived from potential Ordinary shares attributable to the convertible subordinated notes and stock options. For 2004 and 2005, the shares attributable to the convertible subordinated notes, stock options and warrant outstanding, have been excluded from the calculation of the diluted net loss per Ordinary share because such securities were anti-dilutive.

In the year ended December 31, 2003, there was an adjustment to net income in computing diluted earnings per share to exclude interest expenses related to the convertible subordinated notes in the amount of $ 1.4 million. In the years ended December 31, 2004 and 2005, there were no adjustments to net loss in computing diluted loss per share.

A reconciliation between the numerators and denominators of the basic and diluted earning per share (“EPS”) for net earnings is as follows:

	Year ended December 31,
	2003			2004			2005
	Income (Nume-rator)	Shares (Deno- minator)	Per Share Amounts	Income (Nume-rator)	Shares (Deno- minator)	Per Share Amounts	Income (Nume-rator)	Shares (Deno-minator)	Per Share Amounts

Net Income (Loss)	$143,631	-	$-	$(11,535)	-	$-	$(3,716)	-	$

Basic EPS:
Net earnings (loss)
attributable to
common stock	143,631	11,881	12.09	(11,535)	22,242	(0.52)	$(3,716)	22,440		(0.17)

Effect of Dilutive
Securities:
Stock options and
convertible notes	1,363	938	-	-	-	-	-	-		-

Diluted EPS:
Net earnings (loss)
attributable to
common stock
and assumed
option exercises	$144,994	12,819	$11.31	$(11,535)	22,242	$(0.52)	$(3,716)	22,440		$(0.17)

Convertible subordinated notes, outstanding stock options and warrants to purchase 3,487,320 Ordinary shares in 2003, 9,990,282 Ordinary shares in 2004 and 13,390,669 Ordinary shares in 2005 were outstanding, but were not included in the computation of diluted earnings per share because a) the Company had a loss; or b) the exercise prices of the convertible subordinate notes, outstanding stock options and warrant were greater than the average market price of the Ordinary shares and, therefore, the effect would have been anti-dilutive.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

z.	Impact of recently issued accounting standards:

In November 2004, the FASB issued Statement of Financial Accounting Standard No. 151, “Inventory Costs, an Amendment of ARB No. 43, Chapter 4.” (“SFAS No. 151”). SFAS No. 151 amends Accounting Research Bulletin (“ARB”) No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS No.151 requires that the allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after September 15, 2005. As of December 31, 2005, the Company does not expect that the adoption of SFAS No. 151 will have a material effect on its financial position or results of operations.

In May 2005, the FASB issued Statement of Financial Accounting Standard No. 154 (“SFAS No. 154”), “Accounting Changes and Error Corrections”, a replacement of APB No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”. SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. APB No. 20 previously required that most voluntary changes in accounting principles be recognized by including in net income for the period of change the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires retroactive application to prior periods’financial statements of a voluntary change in accounting principles unless it is impracticable. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), “Share-Based Payment” (“Statement 123(R)”), which is a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation”. Statement 123(R) supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”, and amends FASB Statement No. 95, “Statement of Cash Flows”. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. Early adoption was permitted in periods in which financial statements have not yet been issued. The Company will adopt Statement 123(R) effective January 1, 2006.

Statement 123(R) permits public companies to adopt its requirements using one of two methods:

A “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

A “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under Statement 123 for purposes of pro forma disclosures all prior periods presented.

The Company plans to adopt Statement 123(R) using the modified prospective method. effective January 1, 2006.

As permitted by Statement 123, prior to January 1, 2006 the Company accounted for share-based payments to employees using Opinion 25‘s intrinsic value method and, as such, generally recognized no compensation cost for employee stock options. Accordingly, the adoption of Statement 123(R)‘s fair value method will have a significant impact on the Company’s result of operations, although it will have no impact on the Company overall financial position. The impact of adoption of Statement 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted Statement 123(R) in prior periods, the impact of that Standard would have approximated the impact of Statement 123 as described in the disclosure of pro forma net income and earnings per share in Note 2t to the consolidated financial statements.

In March 2005, the SEC released SEC Staff Accounting Bulletin No. 107, “Share Based Payment” (“SAB 107”). SAB 107 provides the SEC’s staff position regarding the application of Statement 123(R) and contains interpretive guidance relating to the interaction between Statement 123(R) and certain SEC rules and regulations, and also provides the SEC staff’s view regarding the valuation of share-based payment arrangements for public companies. SAB 107 highlights the importance of disclosures made relating to the accounting for share-based payment transactions. The Company evaluated the expected term of the options granted in 2005 in accordance with the guidance of SAB 107.

a.	Reclassification:

Certain 2003 and 2004 figures have been reclassified to conform to the 2005 presentation.

NOTE 3:	–	INVENTORIES

a.	Inventory:

	December 31,
	2004	2005
	U.S. dollars in thousands

Raw materials, parts and supplies	$5,598	$5,715
Work in progress	5,553	5,212
Finished products	11,326	12,326

	$22,477	$23,253

b.	Inventory write-offs totaled $ 6.4 million, $ 2.0 million and $ 0.6 million in 2003, 2004 and 2005, respectively.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:	–	INVESTMENTS IN AFFILIATED COMPANIES AND EXCESS OF LOSSES OVER INVESTMENTS

a.	Excess of losses over investments in affiliated companies is comprised of the following:

	December 31,
	2004	2005
	U.S. dollars in thousands

Cost	$2,388	$4,083
Share in accumulated losses	(4,490)	(4,090)

Total excess of losses over investments	$(2,102)	$(7)

b.	Investment in Satlynx:

As of January 1, 2003, the Group held 50% of the outstanding shares of Satlynx S.A. (“Satlynx”), a company that provides two-way satellite broadband communications services to enterprises, consumers and Small-office home-office (“Soho”) users in Europe.

In June 2003, Alcatel Space and Skybridge LP, subsidiaries of Alcatel, invested certain intangible assets and committed to provide certain services to Satlynx, including technical, engineering and marketing support, € 8 million in cash and in addition in-kind contributions, in exchange for approximately 10% of Satlynx (decreasing the Company’s ownership in Satlynx to approximately 45%). In February and March 2004, Alcatel Space and Skybridge invested in Satlynx additional in-kind contributions and € 7 million in cash. Subsequent to these transactions, the Company held approximately 40.6% of Satlynx’s issued shares.

In April 2005, following a restructuring of Satlynx’s obligations, the Company’s holdings were reduced to 17%. In December 2005, the Company’s shareholdings were further reduced to 0.17%, following a conversion by SES Global S.A. of loans provided to Satlynx.

In 2004, the Company analyzed whether Satlynx could finance its activities without additional financial support from other parties and concluded that the equity investment at risk was not greater than the expected losses of the entity. Accordingly, the Company believes that Satlynx is a VIE, as defined in FIN 46.

As Satlynx was considered a VIE, the Company performed an analysis in which it allocated the expected losses and expected residual returns to the Company and to the other investors in Satlynx using expected cash flows derived by projecting possible cash flows and assigning each projection with a probability weight. Through its analysis, the Company concluded it does not absorb the majority of Satlynx’s expected losses and does not receive the majority of the residual return. Accordingly, the Company believes that it is not the primary beneficiary of Satlynx, and therefore Satlynx should not be consolidated into the Company’s financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:	–	INVESTMENTS IN AFFILIATED COMPANIES AND EXCESS OF LOSSES OVER INVESTMENTS (Cont.)

In accordance with EITF 89-7 (as was codified into EITF 01-2) and APB 18, the Company has determined that it does not control Satlynx for the following reasons: (i) the Company owned approximately 45%, 40.6% ,17.0% and 0.17% of the outstanding shares, in June 2003, March 2004, April 2005 and December 2005, respectively, which is less than a majority of the shares; (ii) the CEO of Satlynx has been appointed by SES Global S.A (the other major shareholder); and (iii) the shareholders agreement entered into between the Company and SES Global S.A provides SES Global S.A with certain veto and management rights which enable SES Global S.A to participate in significant financial and operating decisions that would normally be made in the ordinary course of business. As such, SES Global S.A. has the ability to block significant business decisions that the Company might otherwise choose to undertake, and therefore the Company ceased to consolidate its European operations as of May 1, 2002.

The Company recognized equity profits (losses), including collection of amounts previously reserved, in the amount of ($ 1.6) million, $ 1.2 million and $ 0.4 million in the years ended December 31, 2003, 2004 and 2005, respectively. During the above years, the Company did not record any amount on account of its shares in the affiliate’s losses

NOTE 5:	–	PROPERTY AND EQUIPMENT, NET

a.	Composition of property and equipment, grouped by major classifications, is as follows:

	December 31,
	2004	2005
	U.S. dollars in thousands

Cost:
Buildings and land	$90,907	$87,095
Computers and electronic equipment	183,396	175,389
Equipment leased to others	23,703	23,433
Office furniture and equipment	10,611	9,866
Vehicles	224	208
Leasehold improvements	4,475	4,257

	313,316	300,248
Accumulated depreciation and provision for impairment *)	176,118	176,003

Depreciated cost	$137,198	$124,245

*)	The accumulated depreciation of equipment leased to others as of December 31, 2004 and 2005 is $ 14.3 million and $ 19.0 million, respectively.

b.	Depreciation expenses totaled $ 23.9 million, $ 30.0 million and $ 17.7 million in 2003, 2004 and 2005, respectively.

c.	As for impairment of property and equipment and other charges, see Note 10b.

d.	As for pledges and securities, see Note 12g.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:	–	INTANGIBLE ASSETS AND DEFERRED CHARGES, NET

a.	Composition of intangible assets and deferred charges, grouped by major classifications, is as follows:

	Weighted average amortization period	December 31,
		2004	2005
		U.S. dollars in thousands
	Years

Cost:
Identifiable intangible assets resulting from
acquisitions of a subsidiary	12.8	$21,138	$21,138
Customer acquisition costs	6.3	3,776	3,776
Other	2.8	3,714	1,794

		28,628	26,708
Accumulated amortization and provision for
impairment		21,094	20,577

Amortized cost		7,534	6,131

Deferred charges		2,374	6,123

		$9,908	$12,254

b.	Amortization expenses amounted to $ 2.4 million, $ 1.7 million and $ 1.4 million for the years ended December 31, 2003, 2004 and 2005, respectively.

c.	As for impairment of intangible assets and deferred charges, see Note 10b.

d.	Estimated amortization expenses for the following years is as follows:

Year ending December 31,	U.S. dollars In thousands

2006	$1,019
2007	945
2008	925
2009	642
2010	642
2011 and thereafter	1,958

$6,131

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:	–	COMMITMENTS AND CONTINGENCIES

a.	On March 29, 2001, Spacenet Inc. completed a transaction for the sale and leaseback of its corporate headquarters building. The sale price of the property was approximately $ 31.5 million net of certain fees and commissions. Concurrently with the sale, Spacenet Inc. entered into an operating leaseback contract for a period of fifteen years at an initial annual rent of approximately $ 3.5 million plus escalation. The capital gain resulting from the sale and leaseback amounting to $ 5.6 million was deferred and is being amortized over the 15-year term of the lease. In accordance with the lease terms, Spacenet Inc. made a security deposit consisting of a $ 5.5 million fully cash collateralized letter of credit for the benefit of the lessor. The lease is accounted for as an operating lease in accordance with SFAS 13.

b.	Lease commitments:

Minimum lease commitments of certain subsidiaries under non-cancelable operating lease agreements with respect to premises occupied by them, at rates in effect subsequent to December 31, 2005, are as follows:

	Gross commitments	Receivables from subleases	Net commitments
Year ending December 31,	U.S. dollars in thousands

2006	$5,606	$897	$4,709
2007	5,279	758	4,521
2008	4,704	532	4,172
2009	4,443	375	4,068
2010 and thereafter	30,591	510	30,081

	$50,623	$3,072	$47,551

Gross rent expenses and income from subleases were $ 7.2 million and $ 1.2, respectively in 2003, $ 8 million and $ 1.5 million, respectively in 2004 and $ 6.4 million and $ 0.9 million, respectively in 2005.

Out of the above commitment, $ 1.6 million is included as restructuring accrual in other accounts payable and other long-term liabilities. Some of the Group’s lease agreements do not include renewal options.

c.	Commitments with respect to space segment services:

All the required space segment services necessary to meet the terms of the current customer contracts are obtained from either SES Americom or from unrelated third parties under contracts ranging from one to twelve years (see also Note 9a).

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:	–	COMMITMENTS AND CONTINGENCIES (Cont.)

Future minimum payments due for space segment services mainly to SES Americom, (a related party until July 2005), subsequent to December 31, 2005, are as follows:

Year ending December 31,	U.S. dollars in thousands

2006	$21,616
2007	16,739
2008	13,046
2009	7,216
2010 and thereafter	34,560

$93,177

Space segment services expenses, mainly to SES Americom, totaled $ 18.6 million, $ 27.4 million and $ 24.2 million in 2003, 2004 and 2005, respectively.

d.	In June 2003, the Company entered into development agreements with SES Global S.A, (a related party until July 2005). Under the agreements, SES Global S.A invested an aggregate of $ 6 million in research which was performed by the Company. The Company is required to pay SES Global S.A a 10% royalty per outdoor unit sold for up to the $ 6 million invested by SES Global S.A and thereafter, the royalties decrease to 5% per unit. Royalties are payable for sales of product units which include components developed under the agreements. As of December 31, 2005, the Company has finalized the development underling the agreements but has not yet generated any sales relating to such product units. As such, no royalties have been paid or accrued. See Notes 13a and 15.

e.	In December 2003 and October 2004, the Company received initial tax assessments for the tax years 1998 and 1999-2001, respectively, for approximately $ 45 million plus $ 7 million in penalties based on various claims of the Israeli Tax Authorities. In May 2005, the Company reached a settlement agreement in connection with the above. According to the settlement agreement, the Company’s tax assessments for the years 1998-2003 were settled for approximately $ 6 million, including interest and indexation out of which $ 1.2 million was expensed in 2005. In addition, carry forward tax losses as of December 31, 2003, were set at $ 65 million reduced from $ 115 million. Such amount was fully covered with a valuation allowance. The Israeli Tax Authorities and the Tax Authorities in the jurisdictions in which the Group operates might raise additional claims, which might result in payment of additional taxes. The Company believes that it has adequate provisions to cover those exposures in accordance with SFAS 5.

f.	The Company has received notice from the Israeli Stamp Tax Authorities requiring that it disclose all documentation which may be subject to Stamp Tax duties from June 1, 2003 to date. The Authorities’ right to demand Stamp Tax duty is pending deliberation by Israel’s Supreme Court. The Company intends to challenge any demands for payments received from the Stamp Tax Authorities should such demands be received. The Company believes that it has adequate provisions to cover those exposures in accordance with SFAS 5.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:	–	COMMITMENTS AND CONTINGENCIES (Cont.)

g.	In 2003, the Company entered into a consulting agreement with Israel Literage & Supply Co. Ltd., a company under the ownership and control of Shlomo Rodav, then serving as Chairman of the Board of Directors of the Company. This agreement was terminated on July 18, 2005 and as of such date, neither Israel Literage & Supply Co. nor Shlomo Rodav are related parties. The agreement specified management services to be provided to the Company through Mr. Rodav. Pursuant to that agreement, Israel Literage & Supply Co. Ltd. received: (i) $ 25,000 per month; (ii) an annual bonus of 2.5% of the net profits after tax for each fiscal year beginning in 2003; and (iii) participation in the Company’s employee stock option and bonus plans. In addition, Shlomo Rodav was granted 150,000 options exercisable at $ 5.00 per share over a three-year vesting period (see Note 9e).

In 2005, the Company’s shareholders approved additional payments to be made to Israel Literage & Supply Co. Ltd. for services rendered to the Company by Shlomo Rodav in his capacity as its Chief Executive Officer from July 1, 2004 through July 18, 2005. The compensation approved was an additional monthly payment of $ 25,000 for the period beginning July 1, 2004 and through July 18, 2005, and a $ 300,000 bonus for each of 2004 and 2005.

In 2003, 2004 and 2005, as a result of the above agreements, the Company recorded an expense in the amount of $ 1.4 million, $ 1.0 million and $ 1.0 million, respectively, which is included in selling, marketing, general and administrative expenses.

h.	Legal claims:

1.	In the first half of 2002, a number of securities class action lawsuits were filed against the Company and certain of the Company’s officers and directors in the United States District Court for the Eastern District of New York and in the United States District Court for the Eastern District of Virginia, and a request to file a class action lawsuit was filed in the Tel-Aviv, Israel District Court. The class action suits allege violations of the federal securities laws and claim that the Company issued material misrepresentations to the market. The class action suits in the U.S. have been consolidated into a single action in the United States District Court for the Eastern District of New York and an amended complaint has been filed. During September 2004, the plaintiffs filed a motion to further amend the claim. The Company has filed a motion to dismiss the amended complaint, and a decision was rendered on September 19, 2005, dismissing certain of the plaintiff’s claims. The plaintiffs have provided the Company with a discovery demand. A conference with the plaintiffs has been scheduled for March 2006 to agree on the schedule and scope of the discovery.

In addition, the Israeli court granted a motion to stay the proceedings of the Israeli action pending the outcome of the U.S. class action proceeding. The Company believes the allegations against it in the class action suits are without merit and are contesting them vigorously.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:	–	COMMITMENTS AND CONTINGENCIES (Cont.)

2.	In September 2003, Nova Mobilcom S.A. (“Mobilcom”) filed a lawsuit against Gilat do Brasil, a wholly-owned subsidiary of the Company, for specific performance of a memorandum of understanding which provided for the sale of Gilat do Brazil, and specifically the GESAC project, to Mobilcom for an unspecified amount. The Company does not believe that this claim has any merit, and the Company is vigorously defending itself against the claims presented therein.

3.	In 2003, the Brazilian Tax Authority filed a claim against a subsidiary of Spacenet Inc. in Brazil, for alleged taxes due in the amount of approximately $ 4.0 million. The subsidiary received notice of a lower administrative ruling against it in this regard, and it filed an administrative appeal of the ruling. In December 2005, this appeal was denied and at present, the subsidiary’s exposure is a payment of taxes in an amount of approximately $ 6.1 million (the amount has increased due to interest and the exchange rate of the Brazilian Reias). The subsidiary denies such claims and is at present preparing to file a petition known as a “Ação Anulatória” in the State Courts of the State of São Paulo, Brazil.

4.	Various claims against companies within the Group, some of which are in litigation, have been alleged by former employees for commissions owed, wrongful termination and severance in the aggregate amount of approximately $ 1.6 million. The Company believes that such claims are without merit and will defend against them vigorously.

5.	From time to time, the Company receives claims that it may be infringing patents, copyrights or other intellectual property rights owned by third parties. The Company does not believe it is infringing any intellectual property rights of third parties and intends to vigorously dispute such claims.

6.	Certain claims have been alleged, in the past three years, against the Group in the aggregate amount of approximately $ 5.7 million, for items such as agent commissions, compliance issues and breach of contract. The Company believes that such claims are without merit and will defend against them vigorously.

In accordance with SFAS 5, the Company has accrued approximately $ 2.6 million and $ 4.1 million as of December 31, 2004 and 2005, respectively, for the expected implications of such legal actions claims alleged against the Group.

i.	Pledges and securities – see Note 12g.

j.	Guarantees:

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

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:	–	COMMITMENTS AND CONTINGENCIES (Cont.)

At December 31, 2005, the aggregate amount of bank guarantees provided in order to secure the Group’s performance obligations is approximately $15.4 million, comprised mainly of performance guarantees provided on behalf of the Company’s subsidiary in Peru in an amount of approximately $9.1 million. The Group has restricted cash as collateral for these guarantees in an amount of approximately $7.4 million.

In addition, the Group has provided corporate and bank guarantees for certain leases throughout the world, lines of credit and capital lease agreements for an aggregate amount of approximately $21.5 million. The Group has restricted cash as collateral for these guarantees in an amount of approximately $5.7 million.

From time to time, the Company provides corporate guarantees to guarantee the performance of the Group, including a currently outstanding guarantee for projects in Colombia of approximately $ 60.1 million. The Company has not recorded any liability for the above amounts, as the Company expects that the performance will be acceptable. No guarantees have ever been exercised against the Company.

In accordance with FIN 45, paragraph 4, as the guarantees above are performance guarantees for the Company’s own performance, such guarantees are excluded from the scope of FIN 45. The Company has not recorded any liability for such amounts, since the Company expects that its performance will be acceptable. To date, no guarantees have ever been exercised against the Company.

NOTE 8:	–	SHAREHOLDERS’ EQUITY

a.	Share capital:

Ordinary shares confer upon their holders voting rights, the right to receive cash dividends and the right to share in excess assets upon liquidation of the Company.

In December 2005, the Company increased its authorized share capital by 22,500,000 Ordinary shares to 60,000,000 Ordinary shares.

b.	Stock Option Plans:

The Company has three stock option plans, the 1995 and the 2003 Stock Option and Incentive Plans and the 2005 Stock Incentive Plan. The 1995 Plan was amended in 1997, 1998 and 1999 and has expired though there are still options outstanding under this Plan. Under the 2003 Plan, options may be granted to employees, officers, directors and consultants of the Group. In 2005, the shareholders approved two increases in the number of options available for grant of the 2003 Plan for an aggregate of 4,635,000 shares to a total of 6,135,000 shares in the pool. As of December 31, 2005, an aggregate of 849,273 Ordinary shares of the Company are still available for future grant from the 2003 Stock Option Incentive Plan.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8:	–	SHAREHOLDERS’ EQUITY (Cont.)

Options granted under the 1995 and 2003 Plans generally vest quarterly over 2 to 4 years. The options expire 10 years from the date of grant. Any options, which are forfeited or canceled before expiration, become available for future grants. The exercise price per share under the 1995 Plan was not less than the market price of an Ordinary share at the date of grant. The exercise price for the 2003 Plan is the higher of (i) $ 5.00 per share; and (ii) the market value of the shares as of the date of the option grant, unless otherwise provided in the stock option agreement. No compensation expenses in connection with options that were granted to employees have been charged against income in the years ended December 31, 2003, 2004 and 2005, except with respect to $ 95,000 in 2005 and as discussed in (c), (d) and (h) below.

In December 2005, the Company’s shareholders approved the adoption of a new plan, the 2005 Stock Incentive Plan with a number of options available for grant of 1,500,000 shares. This Plan is designed to enable the board of directors to determine various forms of incentives for all forms of service providers and, when necessary, adopt a sub-plan in order to grant specific incentives. Among the incentives that may be adopted are share options, performance share awards, performance share unit awards, restricted shares, restricted share unit awards and other share-based awards. To date, the Company made any grants under this Plan.

A summary of the status of the Plans as of December 31, 2003, 2004 and 2005, and changes during the years ended on those dates, is presented below:

	Year ended December 31,
	2003		2004		2005
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Options outstanding at the
beginning of the year	381,029	$136.2	1,591,602	$24.2	1,438,644	$17.1
Changes during the year:
Granted	1,370,920	$5.0	242,766	$6.1	4,069,000	$6.0
Exercised	(29,016)	$88.6	(87,341)	$5.0	(125,245)	$5.0
Expired	-	$-	(125)	$180	(490)	$240.0
Forfeited and cancelled	(131,331)	$134.7	(308,258)	$48.4	(222,074)	$17.3

Options outstanding at
the end of the year	1,591,602	$24.2	1,438,644	$17.1	5,159,835	$8.6

Options exercisable at
the end of the year	530,904	$60.5	973,780	$22.0	3,016,242	$10.5

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8:	–	- SHAREHOLDERS’ EQUITY (Cont.)

The options outstanding as of December 31, 2005, have been separated into ranges of exercise price as follows:

Ranges of exercise price	Options outstanding as of December 31, 2005	Weighted average remaining contractual life	Weighted average exercise price	Options exercisable as of December 31, 2005	Weighted average exercise price of exercisable options
		(Years)

$ 5.0	923,464	8.0	$5.0	913,976	$5.0
$ 5.36-5.61	307,000	9.3	$5.6	92,000	$5.6
$ 5.77	2,805,000	10.0	$5.8	1,352,496	$5.8
$ 5.97-6.55	147,016	9.0	$6.1	69,791	$6.1
$ 6.77	830,661	9.1	$6.8	450,611	$6.8
$ 6.89-9.2	54,675	8.5	$8.0	46,652	$8.0
$ 22.2-79	78,651	6.0	$77.5	77,364	$77.5
$ 240.4-3,197.5	13,368	3.2	$660.2	13,352	$660.2

	5,159,835	9.3	$8.6	3,016,242	$10.5

c.	In August 2003, rStar granted 2.8 million options of rStar Common stock to its former CEO in accordance with the terms of his employment agreement. The exercise price was $ 0.16 per share of Common stock. rStar followed APB 25 as variable plan and compensation expense of $ 764,000 was recorded in the year ended December 31, 2003, using the accelerated method of accounting for incentive stock options. The Company recorded the amount in its equity accounts as stock compensation related to options issued in a subsidiary. The compensation expense was included in selling, marketing, general and administrative expenses. As part of the acquisition of the minority interest of rStar, rStar purchased the vested options of its former CEO (see Note 1d), in consideration of $ 440,000 ($ 0.60 less the exercise price for each option). The difference between the $ 764,000 compensation expenses and the cash consideration was recorded as a reduction of selling, marketing, general and administrative expenses.

d.	In 2003, the Company reduced the weighted exercise price of 29,016 options granted to its then CFO as part of a separation agreement from $ 88.6 to $ 1.26 per share. As a result, the Company recorded compensation expenses of $ 91,000, which is included in selling, marketing, general and administrative expenses in accordance with APB 25 and FIN 44. The Company’s former CFO exercised those options in September and December 2003.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8:	–	SHAREHOLDERS’ EQUITY (Cont.)

e.	In 2003, the Company granted 150,000 stock options to its former Chairman of the Board of Directors, who was at that time a related party, in accordance with the terms of his consultancy agreement. The exercise price is $ 5.00 per share. The Company accounted for these options under the fair value method of SFAS 123 and EITF 96-18. The fair value of these options was estimated using a Black-Scholes option-pricing model with the following weighted-average assumptions for 2003, 2004 and 2005: risk-free interest rates of 3%, dividend yields of 0%, volatility factor of the expected market price of the Company’s Ordinary shares of 84%, and a weighted-average expected life of the options of three and half years. Changes in the fair value of the options prior to completion of performance are reflected as an adjustment to the expense to be included in future periods over the vesting period. In 2003, 2004 and 2005, the Company recorded compensation expenses of $ 233,000, $ 207,000 and $ 17,000, respectively which are included in selling, marketing, general and administrative expenses. All options shall expire over a period ending on July 2008.

f.	In 2003, the Company granted 225,000 stock options to its former CEO in accordance with the terms of his employment agreement. The exercise price was $ 5.00 per share. The options were treated under APB 25 as a variable plan. No compensation expense was recorded in the years ended December 31, 2003 and 2004 since the market price of the underlying shares was lower than the exercise price of the option. All such options vested upon the former CEO’s separation from the Company in July 2004. All options shall expire if not earlier exercised by July 14, 2007.

g.	In 2005, the Company recruited new management and as part of their recruitment package, an aggregate of 2,445,000 options were granted under the 2003 Stock Plan. At the same time, additional executives were granted options for an aggregate of 490,000 shares under the 2003 Stock Plan. These options are included in the details of b above.

h.	In August 2005, the Company’s shareholders approved the accelerated vesting of all of the options granted to non-employee directors in an aggregate amount of 90,330 shares. The compensation expenses in connection with the accelerated vesting were approximately $ 26,000.

i.	Dividends:

1.	In the event that cash dividends are declared by the Company, such dividends will be declared and paid in Israeli currency. Under current Israeli regulations, any cash dividend in Israeli currency paid in respect of Ordinary shares purchased by non-residents of Israel with non-Israeli currency, may be freely repatriated in such non-Israeli currency, at the exchange rate prevailing at the time of repatriation.

2.	Pursuant to the terms of a credit line from a bank (see Note 12g), the Company is restricted from paying cash dividends to its shareholders without initial approval from the bank.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:	–	RESTRUCTURING OF DEBTS

a.	In March 2003, the Company completed a plan of arrangement with its bank lenders, holders of the Company’s convertible subordinated notes, and certain other creditors (“the arrangement”). The arrangement resulted in an increase of share capital and additional paid-in capital of approximately $ 55.2 million, net of expenses in the amount of $ 2.8 million and a gain of approximately $ 185.6 million, net of related expenses in the amount of approximately $ 11.9 million and $ 5.7 million in tax expenses. The related expenses included settlement payments to outgoing management in the amount of $ 2.4 million and debenture issuing expenses in the amount of $ 4.1 million.

As part of the arrangement, the Company amended the following agreements, as detailed herein:

1.	4.25% convertible subordinated notes due in 2005 (“the old notes”):

Under an offering memorandum issued at the end of February 2000, the Company issued in March 2000, $ 350 million principal amount of 4.25% convertible subordinated notes due 2005, traded in the United States on the Private Offerings, Resales and Trading through Automated Linkages (“PORTAL”) market and due March 15, 2005. As part of the arrangement, the Company converted the old notes into equity and new notes.

In exchange for the old notes, which had a principal amount of $ 350 million plus $ 12 million in accrued interest, the Company issued (i) 10,104,195 Ordinary shares and (ii) $ 83.3 million in principal amount of 4.00% convertible notes due in 2012, also called “new notes”. The Company pay’s interest on the new notes semi-annually in arrears on April 1 and October 1 of each year, beginning on April 1, 2005. The first interest payment was payable for the period from January 1, 2005 to April 1, 2005. Prior to January 1, 2005, interest was accrued and compounded semi-annually. The Company agreed to pay $ 2.5 million of the principal amount of the new notes on each of April 1 and October 1, in both 2010 and 2011, and the remaining principal amount at maturity. The new notes are convertible at the option of the holder into the Company’s Ordinary shares at a conversion price of $ 17.4 per Ordinary share at any time after one year from the date of issuance of the new notes and before close of business on October 1, 2012, unless the new notes have been converted pursuant to a mandatory conversion clause. Commencing January 1, 2005, the Company may, at its option, require the conversion right to be exercised under certain circumstances set forth in the indenture. The collateral for the new notes is a second priority security interest consisting of a floating charge on all of the Company’s assets and a pledge of all of the shares of Spacenet Inc., a wholly owned subsidiary of the Company.

The interest of the holders of the new Notes in the collateral is subordinated to the security interest granted for the benefit of the lending banks. As of December 31, 2004 and 2005, the outstanding amount of the New Notes is $ 16.2 million and $ 16.3 million, respectively.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:	–	RESTRUCTURING OF DEBTS (Cont.)

2.	Bank Hapoalim:

Of the $ 102 million in principal amount due from the Company to Bank Hapoalim in six semi-annual payments until July 2, 2005, (i) $ 25.5 million was converted into 924,430 Ordinary shares of the Company, (ii) $ 5.1 million was converted into new notes of the same principal amount, and (iii) the remaining debt of $ 71.4 million remains as a loan on revised terms. To secure repayment of the loan, the Company granted a first priority security interest in favor of Bank Hapoalim consisting of a floating charge over all the Company’s assets and pledged all of the shares of Spacenet Inc. held by the Company. These liens are pari passu with the charges granted in the framework of the arrangement with Bank Leumi and Discount Bank. Following the arrangement, Bank Hapoalim is considered a related party.

3.	Bank Leumi:

Under the arrangement, Bank Leumi revised the terms of the restructured loan, which was previously due in one installment at October 30, 2003, to include principal payments in the amount of $ 1 million annually during each of 2003 and 2004, and principal payments of $ 4 million annually during each of the years 2005 through 2011. The loan bears interest at the six-month LIBOR rate plus 2.5%, and is secured by a first priority charge on the Company’s real estate property located in Petach Tikva, Israel. In addition, Bank Leumi agreed to maintain its line of credit utilized for performance guarantees for the Company’s benefit and for its direct and indirect subsidiaries in the then existing aggregate amount of $ 15 million for at least one year terminated in March 2004, subject to the limitation that continued availability of the line of credit may be affected by the overall collateral made available by the Company in support of credit used by the Company in the future for the issuance of guarantees. To secure the line of credit of Bank Leumi, the Company granted to Bank Leumi a second priority charge on its real estate property in Petach Tikva, Israel, which is pari passu with the charges granted to Discount Bank.

4.	Bank Discount:

Under the arrangement, Bank Discount agreed to maintain its performance guarantees for the Company’s benefit and its subsidiaries in the then existing amount of $ 11 million for at least one year ending in March 2004. The Company’s obligations to Bank Discount are secured by a second priority charge on its real estate property in Petach Tikva, Israel, which is pari passu with the second priority charge granted to Bank Leumi.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:	–	RESTRUCTURING OF DEBTS (Cont.)

5.	SES Americom:

Under the arrangement, the Company entered into a new agreement with SES Americom (a related party until July 2005), and its major supplier of satellite transponder capacity. According to the agreement, SES Americom agreed to allow Spacenet Inc. to defer payments of certain transponder capacity charges due in 2003 and 2004, with payments of those deferred charges to commence in 2005. As part of this agreement, the Company issued to SES Americom 713,052 Ordinary shares of the Company equal to approximately 5.5% of the Company’s Ordinary shares. The agreement reduced the Company’s liability to SES Americom with respect to its transponder agreements with Spacenet Inc., which related to StarBand, from an aggregate amount of $ 26.9 million to be paid in 2003 to an aggregate amount of $ 13.5 million. In addition, a $ 3.5 million payment was deferred from 2002 to 2003. In 2002, the Company recorded a provision for the settlement in the amount of $ 5.7 million, representing the fair value of the Ordinary shares issued at the closing date of the arrangement. This amount was reduced to $ 3.4 million at the closing date of the arrangement to reflect the actual fair value of the shares issued. The amounts are included in the statements of operations as equity in earnings (losses) of affiliated companies.

As of March 7, 2005, SES Americom is no longer a reporting shareholder. and as of July 2005, SES Americom is no longer a related party.

6.	Other creditors:

Under the arrangement, the Company also restructured its debt with respect to an outstanding loan of approximately $ 6.5 million. The revised terms of the loan included the conversion of $ 1.3 million into 53,386 Ordinary shares and a change of the terms of the remaining loan in an amount of $ 5.2 million.

Except for the arrangement with Bank Leumi, the Company accounted for the troubled debt restructuring included in the arrangement on the basis of Combination of Types of Restructuring and on the basis of Modification of Terms pursuant to Statement of the Financial Accounting Standard (“SFAS”) No. 15, “Accounting by Debtors and Creditors for Troubled Debt Restructurings”, Emerging Issues Task Force (“EITF”) Issue No. 02-4, “Debtor’s Accounting for a Modification or an Exchange of Debt Instruments in Accordance with FASB Statement No. 15, Accounting by Debtors and Creditors for Troubled Debt Restructurings” and SFAS No. 145, “Rescission of SFAS No. 4, 44 and 64, Amendment of SFAS No. 13, and Technical Corrections”. As a result of the arrangement, the Company recorded the shares issued at their fair value in its shareholders’ equity at the date of the closing.

In addition, the Company recorded the estimated future interest payments to be made in connection with the repayments of the new notes and the loans in its consolidated balance sheet and recognized a gain from restructuring of debts in the amount of approximately $ 185.6 million. This amount is net of related expenses in the amount of $ 11.9 million.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:	–	RESTRUCTURING OF DEBTS (Cont.)

b.	In November 2003, the Company completed a restructuring through conversion of debt to equity with its holders of the new notes issued as part of the arrangement. Under this restructuring, through conversion of debt to equity, the Company issued an exchange offer to exchange the new notes for Ordinary shares of the Company with a new conversion ratio, of 125 Ordinary shares for each $ 1,000 of new notes in principal converted. Out of the $ 91.8 million carrying amount of the new notes as of the date of the closing, which included $ 3.0 million accrued interest, $ 76.0 million, which included $ 2.3 million of accrued interest, was converted to 9,208,270 Ordinary shares, and the remainder is presented as convertible subordinated notes in the consolidated balance sheet.

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

c.	In April 2004, the Company further revised the terms of its loan from Bank Hapoalim, to which it owed a principal debt amount of $ 71.4 million. The new loan terms reduced the principal installments due on July 1, 2005 and January 1, 2006 from $ 4.463 million to $ 1 million and $ 1.5 million, respectively, with the remainder due for payment in 2012. Other principal payments for $ 4.463 million due semi-annually thereafter remain unchanged and the last installment of $ 15.3 million is due on July 2, 2012. In addition, under the revised loan terms, the interest on the loan was reduced from a six-month LIBOR rate plus 2.5% to be paid semi-annually with principal installments to the following new terms: (i) for each interest period commencing from April 1, 2004 until March 31, 2008, interest due shall be six-month LIBOR plus 2% per annum, and (ii) for each interest period commencing from April 1, 2008 until the final maturity date, interest due shall be six-month LIBOR plus 1.5% per annum.

In consideration for the Bank Hapoalim agreement to amend the interest rates, defer principal payments and modify certain covenants, the bank was entitled to provide the Company with written instructions to issue a warrant or warrants for the purchase of its Ordinary shares (“the Warrant”). The Warrant is issuable to Bank Hapoalim or to third parties as designated by Bank Hapoalim (each a “Holder”). The maximum exercise amount that may be paid under the Warrant will be equal to the then outstanding balance on the loan owed by the Company to Bank Hapoalim. The Warrant can be issued at any time at the request of Bank Hapoalim between July 1, 2004 and June 30, 2007.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:	–	RESTRUCTURING OF DEBTS (Cont.)

The exercise price of the ordinary shares underlying the Warrant shall be equal to the average closing sale price of the Company’s Ordinary shares, as published by the NASDAQ over the thirty (30) consecutive trading days immediately preceding the day of the notice of exercise by Warrant holder plus 1%, however, in no event shall the price per share be less than $ 7.50 or in excess of $ 21.00 if exercised between July 1, 2004 and June 30, 2005, $ 30.00 if exercised between July 1, 2005 and June 30, 2006 and $ 40.00 if exercised between July 1, 2006 and June 30, 2007. The number of Ordinary shares underlying the Warrant will be equal to the outstanding balance of the loan divided by the exercise price. In addition, in the event that in the three-year period in which the bank can request the issuance of the Warrant, the Company may complete a private placement investment by a third party in the Company for an amount which exceeds $ 20 million, the Company will enable the Holder to exercise such Warrant based on the same price offered in the private placement. Once issued to a Holder, the Warrant is exercisable for a thirty-day period only. The proceeds paid to the Company from the exercise of the Warrant will be applied to reduce all future installments of the principal due to Bank Hapoalim, on a pro-rata basis.

The modification of the loan terms was accounted for as debt extinguishment due to the addition of a conversion option to the debt instrument which was considered substantial. The fair value of the amended loan was recorded, and the book value of the old loan was removed from the Company’s financial statements. Since Bank Hapoalim is a related party, the extinguishment gain of approximately $ 15.5 million was recorded as an equity contribution.

d.	In July 2005, Bank Hapoalim assigned its loan to the Company to York. Following the assignment, York is considered a related party. At that time, certain board members of the Company resigned and were replaced by new board members. In addition, the Company’s CEO and Chairman of the Board resigned and a co-founder of the Company rejoined the Company.

e.	In December 2005, the Company further and York revised the terms of the loan. The new loan terms defer $ 19.35 million in principal payments due in installments from January 5, 2006 through January 1, 2008. The new payment schedule provides that: (i) no principal payments will be due in 2006, 2007 or January 2008 (with those payments being deferred until July 2012) (ii) approximately $ 4.5 million will be paid on July 1, 2008; (iii) approximately $ 9 million will be paid in semi-annual installments on January 1 and July 1 of 2009, 2010 and 2011; (iv) approximately $ 4.5 million will be paid on January 1, 2012; and (v) approximately $ 34.5 million will be paid on July 1, 2012. In addition, the amendment modified the terms of the Warrant described above for the period until September 30, 2006. The amendment lowered and set the exercise price of the Warrant to $ 6.75 per share until September 30, 2006. In addition, during this period, the Company has been granted the right to require the conversion of the outstanding loan from York at the same exercise price in the event that the closing share price of the Company’s Ordinary shares as published by NASDAQ over twenty consecutive trading days will exceed $ 9.00, provided that the aggregate trading volume during this period is a minimum of 1,700,000 Ordinary shares. Beginning October 1, 2006, the exercise price of the Warrant will revert to the original terms detailed above.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:	–	RESTRUCTURING OF DEBTS (Cont.)

The modification of the loan was not considered substantial based on the measurement method prescribed by EITF 96-19, “Debtor’s Accounting for a Modification or Exchange of Debt Instruments”. In accordance with EITF 05-7, “Accounting for Modifications to Conversion Options Embedded in Debt Instruments and Related Issues” which was early adopted by the Company, the change in the fair value of the Warrant immediately before and after the modification in the amount of $ 3.8 million was recorded as a fair value of change in conversion feature of a related party convertible debt and increase to shareholders’ equity.

NOTE 10:	–	RESTRUCTURING CHARGES, WRITE-OFFS AND OTHER SIGNIFICANT CHARGES

a.	Restructuring charges:

1.	In 2001, the Group recorded restructuring charges of approximately $ 30.3 million, pursuant to restructuring plans committed to by management, of which in 2001, 2002, 2003, 2004 and 2005, $ 13.0 million, $ 7.4 million, $ 0.7 million , $ 0.1 million and $ 0 million were paid in cash, respectively, $ 6.6 million, $ 0 million, $ 0 million, $ 0.9 million and $ 0.2 million were treated as a non-cash expense, respectively and $ 1.4 million was accrued as a short-term liability as of December 31, 2005. The restructuring charges consist of employee termination benefits associated with involuntary termination of approximately 650 employees including potential claims, compensation to certain suppliers and customers, costs associated with termination of lease commitments in respect of premises occupied by the Group and other costs. The terminations resulted from the Group’s strategy to reduce costs and improve profitability.

Restructuring charges were accounted for in accordance with EITF 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)” (“EITF 94-3”) and SAB No. 100, “Restructuring and Impairment Charges”.

	Restructuring charges in the year ended December 31, 2001	Accrued liability as of December 31, 2005
	U.S. dollars in thousands

Employee terminations, including potential
claims	$11,785	$353
Termination of lease commitments	7,826	61
Compensation to customers and suppliers	9,167	450
Other	1,506	500

	$30,284	$1,364

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10:	–	RESTRUCTURING CHARGES, WRITE-OFFS AND OTHER SIGNIFICANT CHARGES (Cont.)

2.	In June 2003, the Group recorded additional restructuring charges of approximately $ 3.9 million, of which in 2003, $ 1.6 million was paid in cash, $ 0.6 million was treated as a non-cash expense and $ 1.7 million was accrued as short-term and long-term liabilities. In 2004, $ 0.2 million was treated as a non-cash expense. In 2005, $ 0.6 million was treated as a non-cash expense. The restructuring costs consist of employee termination benefits associated with involuntary termination of 88 employees and compensation to certain suppliers. The terminations resulted from the Group’s strategy to further reduce costs and improve profitability.

Restructuring charges were accounted for in accordance with SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured, initially at fair value, only when the liability is incurred; thereby, nullifying EITF 94-3, that required a liability for an exit cost to be recognized at the date of an entity’s announcement and commitment to an exit plan. The adoption of SFAS 146 resulted in delaying recognition for certain types of costs as compared to the provisions of EITF 94-3, especially for facility closure costs.

	Restructuring charges in the year ended December 31, 2003	Accrued liability as of December 31, 2005
	U.S. dollars in thousands

Employee terminations	$1,682	$-
Termination of lease commitments	1,614	891
Other	609	30

	$3,905	$921

3.	As of January 2004, the Company consolidated StarBand (see Note 1c) and as a result, a restructuring reserve balance of $ 1.7 million was consolidated into the Group’s financial statements. In 2004, $ 0.9 million was paid in cash, $ 0.7 million was treated as a non-cash expense and $ 0.1 million was accrued as short-term liabilities.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10:	–	RESTRUCTURING CHARGES, WRITE-OFFS AND OTHER SIGNIFICANT CHARGES (Cont.)

b.	Write-offs and other significant charges:

1.	In 2003, negative market conditions continued to impact the Group’s orders globally and in particular in the United States. Furthermore, the Group concluded the arrangement to restructure its debt with creditors, bank lenders and note holders in March 2003. At that time, the Group’s management went through significant changes, with the resignation of the Company’s former CEO and President. In June 2003, new management imposed an additional set of lay-offs and budget cuts and embarked on an effort to streamline the Group’s operations in order to increase efficiency and reduce costs. In November 2003, the Group concluded a restructuring through conversion of debt to equity by closing an exchange offer pursuant to which the majority of holders of the Company’s new notes converted the notes into equity (see Note 9). As a result of the above, in 2003, the Company’s management recorded the following charges:

a)	Restructuring charges of approximately $ 3.9 million (see a above).

b)	Impairment of tangible, goodwill and intangible assets as follow:

1)	Property and equipment in an amount of approximately $ 18.1 million. The impairments are included as impairment of tangible and intangible assets in the consolidated statement of operations.

2)	Goodwill in the amount of $ 5.0 million relating to the closing of the rStar acquisition on August 2, 2002. The impairment was recorded to reduce the carrying value of goodwill to its implied fair value and was prompted by a decrease in the projected income of rStar. The impairment was recorded as impairment of goodwill in operating expenses.

3)	Intangible assets in an amount of approximately $ 5.6 million. The impairment is included in impairment of tangible and intangible assets in the consolidated statement of operations.

4)	Impairment of long-lived assets to be disposed of in an amount of $ 3.2 million in connection with the Company’s plan to dispose of its subsidiary in Argentina. The impairment is included in impairment of tangible and intangible assets in the consolidated statements of operations.

c)	Reversal of $ 3.3 million due to the option exercise related to a long-term note.

2.	In 2004, the Company decreased the carrying value of an asset and recorded an impairment of property and equipment in an amount of approximately $ 2.2 million, as a result of decreased future undiscounted cash flows from a certain customer and in accordance with SFAS 144. The impairment is included as impairment of tangible and intangible assets in the consolidated statement of operations.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11:	–	TAXES ON INCOME

a.	The Company:

1.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959:

The Company has been granted an “Approved Enterprise” status for nine investment programs in the alternative program, by the Israeli Government under the Law for Encouragement of Capital Investments, 1959 (“the Law”).

Since the Company is a “foreign investors’ company”, as defined by the above-mentioned law, it is entitled to a ten-year period of benefits, for enterprises approved after April 1993. The main tax benefits from the said status are a tax exemption for two to four years and a reduced tax rate (based on the percentage of foreign shareholding in each tax year) on income from all of its “Approved Enterprises”, for the remainder of the benefit period. These tax benefits are subject to a limitation of the earlier of 12 years from commencement of operations, or 14 years from receipt of approval. The periods of benefits of the approved enterprises will expire between 2005 and 2009.

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

The entitlement to the above mentioned benefits is dependent upon the Company fulfilling the conditions stipulated by the Law, regulations published there under and the certificates of approval for the specific investments in approved enterprises. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences to the Israeli Consumer Price Index (“CPI”) and interest.

On April 1, 2005, an amendment to the Law came into effect (“the Amendment”) and has significantly changed the provisions of the Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as an “Approved Enterprise”, such as provisions generally requiring that at least 25% of the “Approved Enterprise” income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11:	–	TAXES ON INCOME (Cont.)

However, the Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the Law as they were on the date of such approval. Therefore, the Company’s existing “Approved Enterprises” programs will generally not be subject to the provisions of the Amendment.

Income from sources other than an “Approved Enterprise” during the benefit period is subject to tax at the regular corporate tax rate. Until December 31, 2003, the corporate tax rate was 36%. In June 2004 and in July 2005, the “Knesset” (Israel’s parliament) adopted amendments to the Income Tax Ordinance (No.140 and Temporary Provision), 2004 and (No.147), 2005 respectively, which determine, among other things, that the corporate tax rate is to be gradually reduced as follows: 34% in 2005, 31% in 2006, 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter.

2.	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985:

Under this law, results for tax purposes are measured and reflected in terms of earnings in NIS. As explained in Note 2b, the financial statements are measured in U.S. dollars. The annual changes in the NIS / dollar exchange rate causes a further difference between taxable income and the income before taxes shown in the financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on the difference between the cost of assets and liabilities in the reporting currency and their tax base.

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

At December 31, 2005, the Company had operating loss carry forwards for Israeli income tax purposes of approximately $ 62.3 million, which may be offset against future taxable income indefinitely.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11:	–	TAXES ON INCOME (Cont.)

In addition, the Group had carryforward tax losses relating to non-Israeli subsidiaries, mainly in the U.S. Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitations may result in the expiration of net operating losses before utilization. In connection with the debt restructurings described in Note 9, the Company expects the expiration or deferral of a significant portion of these carryforward tax losses.

d.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Groups’ deferred tax liabilities and assets are as follows:

		December 31,
		2004	2005
		U.S. dollars in thousands

1.	Provided in respect of the following:
	Carryforward tax losses	$90,035	$95,073
	Temporary differences relating to property and
	equipment	36,572	23,961
	Other	24,257	12,898

	Gross deferred tax assets	150,864	131,932
	Valuation allowance	(128,666)	(118,868)

	Net deferred tax assets	22,198	13,064

	Gross deferred tax liabilities
	Temporary differences relating to property and
	equipment	(7,549)	(6,920)
	Other	(16,081)	(7,341)

		(23,630)	(14,261)

	Net deferred tax liabilities	$(1,432)	$(1,197)

	Domestic	$-	$-
	Foreign	(1,432)	(1,197)

		$(1,432)	$(1,197)

2.	Deferred taxes are included in the consolidated
	balance sheets, as follows:

	Current liabilities	$(418)	$(352)
	Non-current liabilities	(1,014)	(845)

		$(1,432)	$(1,197)

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11:	–	TAXES ON INCOME (Cont.)

3.	As of December 31, 2005, the Group decreased the valuation allowance by approximately $ 9.8 million resulting from decrease in other temporary differences offset by the increase in carry forward tax losses. Management currently believes that it is more likely than not that the deferred tax regarding the loss carry forwards and other temporary differences for which valuation allowance was provided will not be realized in the foreseeable future.

e.	Reconciling items between the statutory tax rate of the Company and the effective tax rate:

	Year ended December 3
	2003	2004	2005
	U.S. dollars in thousands

Income (loss) before taxes, as reported in the
consolidated statements of operation	$151,962	$(9,123)	$(990)

Statutory tax rate	36%	35%	34%

Theoretical tax benefit (expenses) on the above
amount at the Israeli statutory tax rate	$54,706	$(3,193)	$(337)
Debt restructuring arrangements	(90,493)	-	-
Write-off of investments and capital losses	200	4,538	59
Currency differences	2,944	(176)	1,834
Tax adjustment in respect of different tax rates
and "Approved Enterprise" status (1)	692	(3,324)	(971)
Reduction in deferred taxes due to reduction in
future tax rates	-	-	2,509
Changes in valuation allowance	*) 35,969	**) (5,091)	(9,798)
Forfeiture of carry forward tax losses ***)	-	4,029	4,762
Taxes paid in respect of prior years	2,032	288	2,546
Nondeductible expenses and other permanent
differences	3,640	7,358	2,522

	$9,690	$4,429	$3,126

(1)	Per share amounts (basic) of the tax
	benefit results from the exemption	$0.06	$(0.15)	$(0.04)

	Per share amounts (diluted) of the tax
	benefit results from the exemption	$0.05	$(0.15)	$(0.04)

*)	Included is the effect of certain foreign net operating loss carry forwards, amounting to $ 125,812, expected to be lost due to local tax regulatory limitations resulting from change of control.

**)	Not including the deduction of $ 5,421 which reflects the reduction in temporary differences resulting from the elimination of accrued interest liability in the debt extinguishment. The respective capital gain has been recorded as an equity contribution.

***)	See Note 7e

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11:	–	TAXES ON INCOME (Cont.)

f.	Taxes on income included in the consolidated statements of operations:

	Year ended December 31,
	2003	2004	2005
	U.S. dollars in thousands

Provision for income tax:
Tax expenses related to restructuring of
debts	$1,100	$-	$-
Other current tax expenses	1,745	2,272	1,053
Tax expenses related to previous years	2,032	288	2,546

	4,877	2,560	3,599

Deferred income taxes:
Deferred tax expenses related to
restructuring of debts	4,560	-
Other deferred income taxes	253	1,869	(473)

	4,813	1,869	(473)

	$9,690	$4,429	$3,126

Domestic	$6,300	$134	$1,549
Foreign	3,390	4,295	1,577

	$9,690	$4,429	$3,126

g.	Income (loss) before taxes on income from continuing operations:

	Year ended December 31,
	2003	2004	2005
	U.S. dollars in thousands

Domestic	$195,288	$(39,117)	$9,111
Foreign	(43,326)	29,994	(10,101)

	$151,962	$(9,123)	$(990)

h.	The Company obtained a ruling from the Israeli Tax Authorities regarding the March 2003 restructuring of debt arrangement for payment of $ 1.1 million and deferral of the taxes on the capital gains for tax purposes based on the realization of the Company’s assets as of December 31, 2000. As part of the ruling, the Company committed to the Israeli Tax Authorities not to transfer its activities abroad or, for tax purposes, cease to be considered an Israeli resident.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:	–	SUPPLEMENTARY BALANCE SHEET INFORMATION

a.	Other current assets:

	December 31,
	2004	2005
	U.S. dollars in thousands

Receivables in respect of capital leases (see c below)	$12,198	$9,529
VAT receivables	4,918	5,437
Prepaid expenses	3,397	2,951
Deferred charges	1,472	3,213
Tax receivables	2,922	2,310
Employees	301	200
Other	2,175	3,575

	$27,383	$27,215

b.	1.	Long-term trade receivables, receivables in respect of capital leases and other receivables:

	December 31,
	2004	2005
	U.S. dollars in thousands

Long-term receivables in respect of capital leases
(see c below)	$15,396	$8,721
Long-term trade receivables	9,191	8,282
Other receivables	3,141	5,754

	$27,728	$22,757

2.	The following amounts represent the unbilled amounts of the long-term receivables as of December 31, 2005:

Year ending December 31,	U.S. dollars in thousands

2007	$10,517
2008	6,052
2009	3,743
2010 and thereafter	360

20,672

Unearned interest income	(3,669)

$17,003

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:	–	SUPPLEMENTARY BALANCE SHEET INFORMATION (Cont.)

c.	Receivables in respect of capital and operating leases:

The Group’s contracts with customers contain long-term commitments, for remaining periods ranging from one to five years, to provide network services, equipment, installation and maintenance.

The aggregate minimum future payments to be received by the Group under these contracts as of December 31, 2005, are as follows (including unearned interest income in the amount of $ 1.6 million):

	Capital lease	Operating lease	Total
Year ending December 31,	U.S. dollars in thousands

2006	$10,040	$1,966	$12,006
2007	6,495	1,224	7,719
2008	2,449	566	3,015
2009	705	205	910
2010 and thereafter	165	109	274

	$19,854	$4,070	$23,924

The net investments in capital lease receivables as of December 31, 2005, are $ 18.2 million. Total revenues from capital and operating leases amounted to $ 16.8 million, $ 5.7 million and $ 5.7 million in the years ended December 31, 2003, 2004 and 2005, respectively.

d.	Short-term bank credit:

The following is classified by currency and interest rates:

	Weighted average interest rate
	December 31,		December 31,
	2004	2005	2004	2005
	%		U.S. dollars in thousands

In dollars	2.82	4.20	$2,742	$8,172
In NIS and other currencies	7.36	-	1,417	-

Total	4.36	4.20	$4,159	$8,172

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:	–	SUPPLEMENTARY BALANCE SHEET INFORMATION (Cont.)

e.	Other accounts payable:

	December 31,
	2004	2005
	U.S. dollars in thousands

Taxes payable	$10,642	$8,579
Deferred revenue	10,482	11,752
Payroll and related employees accruals	7,850	8,689
Provision for vacation pay	3,371	3,234
Advances from customers	3,255	1,839
Current maturities of long-term liabilities with respect
to capital lease agreements	2,102	87
VAT payable	940	1,148
Deferred taxes	418	352
Other	988	992

	$40,048	$36,672

f.	Long-term loans:

		Interest rate for			December 31,
		2004	2005		2004	2005
	Linkage	%	%	Maturity	U.S. dollars in thousands

Restructured loans (a):
Loan from Bank Leumi
(b)(d)(g)	U.S. dollar	LIBOR +2.5%	LIBOR +2.5%	2006-2011	$28,000	$24,000
Other long-term loans (e)	U.S. dollar	5.0%	5.0%	2006-2008	5,224	3,569

					33,224	27,569

Other loans:
Loans from a bank (f)		€5.86%-6.3%	5.86%-6.3%	2006-2021	7,412	6,153
Loans from a bank	U.S. dollar	3. 9%	5.7%	2006-2008	1,846	1,473
Other long-term loans	U.S. dollar	0%	0%	2006-2008	2,787	1,551
Other long-term loans	U.S. dollar	3.0%-5.0%	3.0%-5.0%	2006-2008	382	109

					12,427	9,286

					45,651	36,855
Less - current maturities					7,869	7,712

					$37,782	$29,143

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:	–	SUPPLEMENTARY BALANCE SHEET INFORMATION (Cont.)

    g.        Long-term convertible loan:

		Interest rate for			December 31,
		2004	2005		2004	2005
	Linkage	%	%	Maturity	U.S. dollars in thousands

Loan from Bank
Hapoalim / York (a) (b) (c) (h)	U.S. dollar	LIBOR+2%	LIBOR+2%	2008-2012	$71,400	$70,400
Less - fair value of
change in conversion
feature of a related
party convertible debt					-	3,798
Less - current maturities					1,000	-

					$70,400	$66,602

(a)	In March 2003, the Company concluded a restructuring process reaching an agreement with the banks and other creditors, which revised the loan terms. In April 2004 and in December 2005, the Company further revised the terms of York loan (see Note 9).

(b)	In addition to existing security interests in their favor, the Company granted the banks referred to in Note 9, a first priority security interest consisting of a floating charge on all of the Company’s assets and a pledge on Spacenet Inc. shares owned by the Company. The Company granted a second priority security interest in the same collateral to the holders of the new notes.

(c)	As of December 31, 2005, the Company is in compliance with its covenants.

(d)	The Company granted the lender a first priority security interest of approximately $ 24 million in its facilities in Israel.

(e)	Spacenet Inc. granted the lender a security interest of approximately $ 3.6 million in certain of its computers, machinery and hub equipment.

(f)	A Dutch subsidiary of the Company entered into a mortgage and loan agreement with a German bank. The amount of the mortgage as of December 31, 2005, is collateralized by the subsidiary’s facilities in Germany.

(g)	In order to secure credit lines provided by the Banks, the Company granted the Banks a second priority security charge on its facilities. As of December 31, 2005, the Company used approximately $ 13.2 million of those credit lines.

(h)	In July 2005, Bank Hapoalim assigned its loan to the Company to York (see further discussion in Note 1b).

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:	–	SUPPLEMENTARY BALANCE SHEET INFORMATION (Cont.)

h.	Long-term debt maturities for loans after December 31, 2005, are as follows:

Year ending December 31,	U.S dollars in thousands

2006	$7,712
2007	7,004
2008	4,766
2009	4,293
2010 and thereafter	13,080

$36,855

i.	Long-term debt maturities for convertible loan after December 31, 2005, are as follows:

Year ending December 31,	U.S dollars in thousands

2006	$-
2007	-
2008	4,463
2009	8,925
2010 and thereafter	57,012

70,400
Less - fair value of change in conversion
feature of a related party convertible
debt	3,798

$66,602

Interest expenses on the long-term loans amounted to $ 3.0 million, $ 3.8 million and $ 6.6 million for the years ended December 31, 2003, 2004 and 2005, respectively.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:	–	SUPPLEMENTARY BALANCE SHEET INFORMATION (Cont.)

j.	Other long-term liabilities:

	December 31,
	2004	2005
	U.S. dollars in thousands

Deferred revenue	$6,822	$13,488
Liability for space segment	4,038	3,651
Restructuring charges (see Note 10a)	1,359	2,147
Long-term liability in respect of OCS agreement *)	1,119	-
Deferred taxes	1,014	845
Long-term liabilities with respect to capital lease
agreements **)	110	48
Other	1,489	478

	$15,951	$20,657

*)	In October 2001, the Company filed a request with the Office of the Chief Scientist in the Israeli Ministry of Industry and Trade (“the OCS”) for the commitment to pay all royalties arising from future sales with respect to previous OCS grants. The Company recorded expenses in the amount of $ 3.4 million payable over the years 2003 to 2006, bearing variable interest of the Accountant General’s index and limited to the change in the CPI. The amount was recorded in selling, marketing, general and administrative expenses. This agreement enables the Company to participate in a new OCS program under which it would be eligible to receive future research and development grants for generic research and development projects without any royalty repayment obligations. The amount payable as of December 31, 2005, is $ 1.1 million presented in accrued expenses.

**)	Future lease payments in respect of capital lease agreements:

Year ending December 31,	U.S dollars in thousands

2006	$87
2007	47

Present value of minimum lease payments	$134

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:	–	SELECTED STATEMENTS OF OPERATIONS DATA

a.	Research and development expenses, net:

	Year ended December 31,
	2003	2004	2005
	U.S. dollars in thousands

Total cost	$22,063	$19,134	$16,944
Less:
Royalty bearing grants *)	1,450	2,917	1,633
Non-royalty bearing grants	3,664	2,338	1,317

	$16,949	$13,879	$13,994

*)	Including funding from SES Global S.A (see Notes 7d and 15).

b.	Selling, marketing, general and administrative expenses:

	Year ended December 31,
	2003	2004	2005
	U.S. dollars in thousands

Selling and marketing (1)	$31,264	$33,282	$31,322
General and administrative	41,839	36,609	29,472

	$73,103	$69,891	$60,794

(1)	Including shipping expenses in the amounts of $ 2.4 million, $ 1.7 million and $ 1.6 million for the years ended December 31, 2003, 2004 and 2005, respectively.

c.	Allowance for doubtful accounts:

	Year ended December 31,
	2003	2004	2005
	U.S. dollars in thousands

Balance at beginning of year	$17,041	$18,102	$14,506
Increase during the year	1,383	717	422
Write-off of bad debts	(322)	(4,313)	(2,617)

Balance at the end of year	$18,102	$14,506	$12,311

As for the increase in bad debts provision and write-off, see Note 10b.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:	–	SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)

d.	Financial expenses, net:

	Year ended December 31,
	2003	2004	2005
	U.S. dollars in thousands

Income:
Interest on cash equivalents, bank deposits
and restricted cash	$1,558	$2,378	$3,058
Interest with respect to capital lease	3,121	3,168	2,890
Other (mainly foreign exchange gains and
losses)	613	298	778

	5,292	5,844	6,726

Expenses:
Interest on convertible subordinated notes	868	-	-
Amortization of issuance costs of
convertible subordinated notes	486	-	-
Interest with respect to short-term bank
credit and trade payables and other	2,082	1,403	1,303
Interest with respect to long-term loans	3,007	3,757	6,551
Interest with respect to capital lease	60	9	56
Other (mainly foreign exchange gains and
losses)	2,045	941	1,493

	8,548	6,110	9,403

	$(3,256)	$(266)	$(2,677)

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14:	–	CUSTOMERS, GEOGRAPHIC AND SEGMENTS INFORMATION

The Group applies SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information".

a.	Revenues by geographic areas:

Following is a summary of revenues by geographic areas. Revenues are attributed to geographic areas, based on the location of the end customers, and in accordance with FAS 131, include all countries in which revenues exceeded 10% in any of the reporting years:

	Year ended December 31,
	2003		2004	2005
	U.S. dollars in thousands

United States	$	*) 68,050	$94,363	$86,488
South America and Central America
(except Brazil)		43,389	67,196	50,561
Asia		29,749	32,650	36,915
Africa		16,059	14,096	13,196
Brazil		20,828	21,163	11,413
Europe *)		8,939	11,710	10,822
Other		3,163	320	-

		$190,177	$241,498	$209,395

*)	Including revenues from related parties
	as follows:
	StarBand	$5,393	$-	$-
	Satlynx	2,148	2,864	1,621

		$7,541	$2,864	$1,621

b.	During 2003, 2004 and 2005, the Company did not have any customers with revenues exceeding 10% of total revenues.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14:	–	CUSTOMERS, GEOGRAPHIC AND SEGMENTS INFORMATION (Cont.)

c.	The Group’s long-lived assets are located as follows:

	December 31,
	2004	2005
	U.S. dollars in thousands

Israel	$81,131	$80,100
Latin America	31,161	26,586
United States	23,876	21,891
Europe	10,417	7,607
Other	521	315

	$147,106	$136,499

d.	Information on operating segments:

Operating Segments:

1)	General:

In December 2004, the Company’s board approved a re-organization of its business under two separate reportable business segments effective January 1, 2005. During the years ended December 31, 2003 and 2004, the Company operated under a single reportable business segment. During the third quarter of 2005, the Company further refined its segment reporting by dividing the Spacenet segment into two segments, and the Company’s 2005 financial statements reflect operation under three business units: (i) Gilat Network Systems, a provider of network systems and associated professional services to service providers and operators; (ii) Spacenet, which provides managed data services for enterprises, businesses and internet connectivity for consumers, primarily in the United States; and (iii) Spacenet Rural Communications, which provides telephone and internet access as an operator of networks in rural communities, primarily in Latin America. The following provides proforma information about the Company’s business during 2003 and 2004, as if its business had operated under the new business segments. The financial information was extracted from the consolidated results reported for those years.

The Company’s reportable segments are differentiated by whether the nature of the transaction is dominated by an equipment sale (a Gilat Network Systems transaction) or by the operation of an enterprise or consumer network (a Spacenet Inc. transaction) or by the operation of a rural network in Latin America (a Spacenet Rural Communications transaction). Segments are managed separately and can be described as follows:

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14:	–	CUSTOMERS, GEOGRAPHIC AND SEGMENTS INFORMATION (Cont.)

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

Spacenet Rural Communications: The business of Spacenet Rural Communications is comprised of several government-sponsored rural projects for telephony and/or internet and data connectivity. To date, this business segment has satellite-based rural telephony and internet access solutions in remote areas in Latin America.

2)	Information on the reportable segments:

a)	The measurement of the reportable operating segments is based on the same accounting principles applied in these financial statements.

b)	When reported by segment, the results of Spacenet Inc. and Spacenet Rural Communication are presented based upon transfer prices. The consolidation line reflects the intercompany profits that have been realized in order to adjust the transfer price to the Company’s cost.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14:	–	CUSTOMERS, GEOGRAPHIC AND SEGMENTS INFORMATION (Cont.)

c)	Financial data relating to reportable operating segments:

	Year ended December 31, 2003
	Spacenet Inc	Spacenet Rural	GNS	Consolidation	Total

Revenues:
External revenues	$58,165	$26,780	$105,232	$-	$190,177
Internal revenues	-	-	31,756	(31,756)	-

	$58,165	$26,780	$136,988	$(31,756)	$190,177

Impairment of tangible and
intangible assets	$21,551	$3,570	$1,791	$-	$26,912

Impairment of goodwill	$-	$5,000	$-	$-	$5,000

Restructuring charges	$3,777	$(81)	$209	$-	$3,905

Financial income (expenses),
net	$2,477	$(1,716)	$(4,017)	$-	$(3,256)

Write-off of investments in
affiliated companies and
other companies	$-	$-	$3,300	$-	$3,300

Income (loss) before taxes
on income	$(48,157)	$(36,047)	$234,272	$1,894	$151,962

Taxes on income	$-	$(451)	$10,141	$-	$9,690

EBITDA *)	$(13,412)	$(19,779)	$9,662	$(1,167)	$(24,696)

	Year ended December 31, 2004
	Spacenet Inc	Spacenet Rural	GNS	Consolidation	Total

Revenues:
External revenues	$88,815	$52,243	$100,440	$-	$241,498
Internal revenues	-	-	17,908	(17,908)	-

	$88,815	$52,243	$118,348	$(17,908)	$241,498

Impairment of tangible and
intangible assets	$-	$122	$2,039	$-	$2,161

Financial income (expenses),
net	$(98)	$1,282	$(1,450)	$-	$(266)

Income (loss) before taxes
on income	$(13,407)	$(9,280)	$3,891	$9,673	$(9,123)

Taxes on income	$-	$3,148	$1,281	$-	$4,429

EBITDA *)	$(418)	$7,312	$19,388	$725	$27,007

*)	EBITDA is defined as operating income (loss) before interest, taxation, depreciation and amortization excluding write-off of inventories, impairment of goodwill, impairment of tangible and intangible assets, restructuring charges and gain from derecognition of liability

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14:	–	CUSTOMERS, GEOGRAPHIC AND SEGMENTS INFORMATION (Cont.)

	Year ended December 31, 2005
	Spacenet Inc	Spacenet Rural	GNS	Consolidation	Total

Revenues:
External revenues	$86,196	$40,557	$82,642	$-	$209,395
Internal revenues	-	-	15,611	(15,611)	-

	$86,196	$40,557	$98,253	$(15,611)	$209,395

Financial income
(expenses), net	$1,481	$(338)	$(3,820)	$-	$(2,677)

Income (loss)
before taxes on
income	$(8,726)	$(482)	$1,680	$6,538	$(990)

Taxes on income	$4	$1,856	$1,266	$-	$3,126

EBITDA *)	$(112)	$10,803	$11,601	$(1,792)	$20,500

*)	EBITDA is defined as operating income (loss) before interest, taxation, depreciation and amortization excluding write-off of inventories, impairment of goodwill, impairment of tangible and intangible assets, restructuring charges and gain from derecognition of liability.

NOTE 15:	–	SUBSEQUENT EVENTS (UNAUDITED)

On March 1, 2006, the Company and SES Americom executed an agreement whereby the Company has agreed to transfer its remaining 0.17% holdings in Satlynx to SES Americom. The actual transfer of shares will occur upon request by SES Americom. In consideration, as part of this agreement, the Company will receive a waiver from SES Americom on any royalty payments which may be due to SES Americom in accordance with development agreements signed between the parties in 2002 and SES Americom will provide a corporate guarantee to cover Satlynx’s obligations towards the Company.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors

STARBAND COMMUNICATIONS INC.

We have audited the accompanying balance sheets of StarBand Communications Inc. as of December 31, 2005 and 2004, and the related statements of operations, shareholders’ equity (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of StarBand Communications Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

MAYER HOFFMAN MCCANN P.C.
Bethesda, Maryland
January 19, 2006