Form 20-F
period 2006-12-31
GILAT SATELLITE NETWORKS LTD
filed 2007-03-28
CIK 897322

As filed with the Securities and Exchange Commission on March 28, 2007

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

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

Gilat House, 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva, 49130 Israel
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, NIS 0.20 Par Value	NASDAQ Global Market

Securities registered or to be registered pursuant of Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock at the close of the period covered by the annual report:

38,820,352 Ordinary Shares, NIS 0.20 par value per share.

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

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐    Accelerated filer ☒    Non-accelerated filer ☐

Indicate by check mark which financial statement item the Registrant elected to follow:

Item 17 ☐ Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

This report on Form 20-F is being incorporated by reference into our Registration Statements on Form S-8 (Registration Nos. 333-132649, 333-123410, 333-113932, 333-08826, 333-10092, 333-12466 and 333-12988).

2

INTRODUCTION

        We are a leading global provider of Internet Protocol, or IP, based digital satellite communication and networking products and services. We design, produce and market VSATs, or very small aperture terminals, and related VSAT network equipment. VSATs are earth-based terminals that transmit and receive broadband, Internet, voice, data and video via satellite. VSAT networks have significant advantages to wireline and wireless networks, as VSATs can provide highly reliable, cost-effective, end-to-end communications regardless of the number of sites or their geographic locations.

        We have a large installed customer base and have shipped more than 670,000 VSAT units to customers in over 85 countries on six continents since 1989. We have 16 sales and service offices worldwide and two call centers to support our customers. Our products are primarily sold to communication service providers and operators that use VSATs to serve enterprise, government and residential users. Also, in the U.S. and certain countries in Latin America, we provide services directly to end-users in various market segments.

        We currently operate three complementary, vertically-integrated business units: Gilat Network Systems, or GNS, a provider of VSAT-based networks and associated professional services, including turnkey and management services, to telecom operators worldwide; Spacenet Inc. a provider of satellite network services to enterprises, small office/home office, or SOHOs, and residential customers in the U.S.; and Spacenet Rural Communications, or SRC, a provider of telephony, Internet and data services primarily for rural communities in emerging markets in Latin America under projects that are subsidized by government entities.

        We were incorporated in Israel in 1987 and are subject to the laws of the State of Israel. Our corporate headquarters, executive offices and research and development, engineering and manufacturing facilities are located at Gilat House, 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva 49130, Israel. Our telephone number is (972) 3-925-2000.

        The name “Gilat®” and the names “Connexstar™,” “SkyAbis™,” “SkyEdge™,” “Spacenet™,” and “StarBand™” appearing in this annual report on Form 20-F are trademarks of Our company and its subsidiaries. See Item 4: “Information on the Company.” Other trademarks appearing in this annual report on Form 20-F are owned by their respective holders.

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

        Our consolidated financial statements appearing in this annual report are prepared in U.S. dollars and in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. All references in this annual report to “dollars” or “$” are to U.S. dollars and all references in this annual report to “NIS” are to New Israeli Shekels. The representative exchange rate between the NIS and the dollar as published by the Bank of Israel on March 26, 2007 was NIS 4.2030 per $1.00.

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

Selected Consolidated Financial Data

        The selected consolidated statement of operations data set forth below for the years ended December 31, 2004, 2005 and 2006, and the selected consolidated balance sheet data as of December 31, 2005 and 2006 are derived from our audited consolidated financial statements that are included elsewhere in this Report. These financial statements have been prepared in accordance with U.S. generally accepted accounting principles or U.S. GAAP. The selected consolidated statement of operations data set forth below for the years ended December 31, 2002 and 2003 and the selected consolidated balance sheet data as of December 31, 2002, 2003 and 2004 are derived from our audited consolidated financial statements that are not included in this Report.

        The selected consolidated financial data set forth below should be read in conjunction with Item 5: “Operating and Financial Review and Prospects” and the Consolidated Financial Statements and Notes thereto included in Item 18 in this annual report on Form 20-F for the year ended December 31, 2006.

	Year ended December 31.
	2006	2005	2004	2003	2002
	U.S. Dollars in thousands except per share data

Statement of Operations Data:
Revenues:
Products	$126,093	$88,705	$100,122	$120,776	130,011
Services	122,617	120,690	141,376	69,401	78,744

	248,710	209,395	241,498	190,177	208,755

Cost of revenues:
Products	65,206	42,312	48,703	75,560	73,182
Services	91,982	90,323	113,692	75,553	95,846
Write-off of inventories	1,157	584	2,000	6,434	20,107

	158,345	133,219	164,395	157,547	189,135

Gross profit	90,365	76,176	77,103	32,630	19,620
Operating expenses:
Research and development expenses,
net	13,642	13,994	13,879	16,949	25,066
Selling and marketing expenses	36,475	31,329	33,282	31,264	35,990
General and administrative expenses	25,950	29,043	35,647	40,456	50,237

	Year ended December 31.
	2006	2005	2004	2003	2002
	U.S. Dollars in thousands except per share data

Provision and write-off for
doubtful accounts and capital
lease receivables	850	422	717	1,383	34,714
Impairment of goodwill	--	--	--	5,000	13,049
Impairment of tangible and
intangible assets	--	--	2,161	26,912	50,666
Restructuring charges	--	--	--	3,905	--

Operating income (loss)	13,448	1,388	(8,583)	(93,239)	(190,102)
Financial expenses, net	742	2,677	266	3,256	21,324
Gain from restructuring of
debts	--	--	--	244,203	--
Other income (expense)	138	299	(274)	954	--
Gain (loss) from write-off of
investments in affiliated and
other companies	--	--	--	3,300	(51,379)

Income (loss) before taxes on
income	12,844	(990)	(9,123)	151,962	(262,805)
Taxes on income	2,357	3,126	4,429	9,690	929

Income (loss) after taxes on income	10,487	(4,116)	(13,552)	142,272	(263,734)
Equity in earnings (losses) of
affiliated companies	--	400	1,242	488	(29,334)
Minority interest in losses of a
subsidiary	--	--	164	871	3,517

Income (loss) before cumulative
effect of a change in an
accounting principle	10,487	(3,716)	(12,146)	143,631	(289,551)
Gain (loss) from cumulative effect
of a change in an accounting
principle	--	--	611	--	(56,716)

Loss from discontinued operations	--	--	--	--	(1,937)
Net income (loss)	$10,487	$(3,716)	$(11,535)	$143,631	$(348,204)

Earnings (loss) per share before
cumulative effect of a change in
an accounting principle
Basic	$0.41	$(0.17)	$(0.55)	$12.09	$(245.59)

Diluted	$0.38	$(0.17)	$(0.55)	$11.31	$(245.59)

Basic and diluted net earnings
(loss) per share from cumulative
effect of a change in an
accounting principle	--	--	$0.03	--	$(48.10)

Basic and diluted loss per share
from discontinued operation	--	--	--	--	$(1.64)

Net earnings (loss) per share:
Basic	$0.41	$(0.17)	$(0.52)	$12.09	$(295.33)

Diluted	$0.38	$(0.17)	$(0.52)	$11.31	$(295.33)

Weighted average number of shares
used in computing net earnings
(loss) per share:
Basic	25,799	22,440	22,242	11,881	1,179

Diluted	27,520	22,440	22,242	12,819	1,179

	As of December 31,
	2006	2005	2004	2003	2002
	U.S. dollars in thousands

Balance Sheet Data:
Working capital	$120,634	$70,207	$67,750	$74,490	$127,527
Total assets	440,214	372,977	391,094	401,956	474,214
Short-term bank credit and current
maturities of long-term debt	7,737	15,884	13,028	4,770	10,023
Convertible subordinated notes	16,333	16,333	16,171	15,543	358,648
Other long-term liabilities	74,253	156,490	179,453	190,917	172,745
Shareholders' equity (deficiency)	$212,059	$85,498	$81,421	$76,401	$(172,915)

RISK FACTORS

Risks Relating to Our Business

        We have incurred major losses in past years and may not sustain profitable operations in the future.

        While we achieved net income of approximately $10.5 million in 2006 we incurred losses of 3.7 million in 2005 and $11.5 million in 2004. We can not assure you that we can continue to operate profitably in the future. If we do not sustain profitability, the viability of our company will be in question and our share price could decline.

        If commercial wireless communications markets fail to grow as anticipated, our business could be materially harmed.

        A number of the commercial markets for our products and services in the wireless communications area, including our broadband products, have been developed only in recent years. Because these markets are relatively new, it is difficult to predict the rate at which these markets will grow, if at all. If the markets for commercial wireless communications products fail to grow, or grow more slowly than anticipated, our business could be materially harmed. Conversely, to the extent that growth in these markets results in capacity limitations in the wireless communications area, it could materially harm our business and impair the value of our shares. Specifically, we derive virtually all of our revenues from sales of VSAT communications networks and provision of services related to these networks. A significant decline in this market or the replacement of VSAT technology by an alternative technology could materially harm our business and impair the value of our shares.

        Trends and factors affecting the telecommunications industry are beyond our control and may result in reduced demand and pricing pressure on our products.

        We operate in the telecommunication industry and are affected by trends and factors affecting the telecommunications industry, which are beyond our control and may affect our operations. These trends and factors include:

—	adverse changes in the public and private equity and debt markets and our ability, as well as the ability of our customers and suppliers, to obtain financing or to fund working capital and capital expenditures;

—	adverse changes in the credit ratings of our customers and suppliers;

—	adverse changes in the market conditions in our industry and the specific markets for our products;

—	access to, and the actual size and timing of, capital expenditures by our customers;

—	inventory practices, including the timing of product and service deployment, of our customers;

—	the amount of network capacity and the network capacity utilization rates of our customers, and the amount of sharing and/or acquisition of new and/or existing network capacity by our customers;

—	the overall trend toward industry consolidation and rationalization among our customers, competitors, and suppliers;

—	increased price reductions by our direct competitors and by competing technologies including, for example, the introduction of Ka-band satellite systems by our direct competitors which could significantly drive down market prices;

—	conditions in the broader market for communications products, including data networking products and computerized information access equipment and services;

—	governmental regulation or intervention affecting communications or data networking;

—	monetary stability in the countries where we operate; and

—	the effects of war and acts of terrorism, such as disruptions in general global economic activity, changes in logistics and security arrangements, and reduced customer demand for our products and services.

        These trends and factors may reduce the demand for our products and services or require us to increase our research and development expenses and may harm our financial results.

        Because we compete for large-scale contracts in competitive bidding processes, losing a small number of bids could have a significant adverse impact on our operating results.

        A significant portion of our sales revenue is derived from being selected as the supplier of networks based on VSATs, under large-scale contracts that we are awarded from time to time in a competitive bidding process. These large-scale contracts typically involve the installation of thousands of VSATs. The number of major bids for these large-scale contracts for VSAT-based networks in any given year is limited and the competition is intense. Losing or defaulting on a relatively small number of bids each year could have a significant adverse impact on our operating results.

        Many of our large-scale contracts are with governments or large enterprises in Latin America and other parts of the world, so that any instability in the exchange rates or in the political or economic situation or any unexpected unilateral termination could have a significant adverse impact on our business.

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

        In addition, in November 2002, we were awarded two large projects by the Colombian government, including the installation and operation of approximately 550 telecenters to provide Internet connectivity and telephony services in cities and towns throughout Colombia and a second site of approximately 3,300 public rural satellite telephony network. The original total value of the contracts was approximately $72 million and the remaining value of the contracts, which are being held in restricted cash, is approximately $22.8 million as of December 31, 2006. If we do not meet certain minimum equity requirements, the Colombian government may assert that we are in breach of our contract with them. Any early unilateral termination by the Colombian government could have a significant adverse impact on our operating results.

        If we are unable to develop, introduce and market new products, applications and services on a cost-effective and timely basis, our business could be adversely affected.

        The network communications market, to which our products and services are targeted, is characterized by rapid technological changes, new product introductions and evolving industry standards. If we fail to stay abreast of significant technological changes, our existing products and technology could be rendered obsolete. Historically, we have enhanced the applications of our existing products to meet the technological changes and industry standards. For example, in February 2004, we introduced the SkyEdge product family, which delivers broadband, Internet, data, voice and video services over a single platform. Until then, each of these applications demanded a separate hub. In addition, in 2005, in order to meet the demands of utility companies and government customers, we introduced our Armadillo VSAT, a durable, environmentally controlled broadband satellite router system suitable for use in outdoor environments and extreme weather conditions. Our success is dependent upon our ability to continue to develop new products, applications and services and meet developing market needs.

        To remain competitive in the network communications market, we must continue to be able to anticipate changes in technology, market demands and industry standards and to develop and introduce new products, applications and services, as well as enhancements to our existing products, applications and services. If we are unable to respond to technological advances on a cost-effective and timely basis, or if our new products or applications are not accepted by the market, our business, financial condition and operating results could be adversely affected.

        A decrease in the selling prices of our products and services could materially harm our business.

        The average selling prices of wireless communications products historically decline over product life cycles. In particular, we expect the average selling prices of our products to decline as a result of competitive pricing pressures and customers who negotiate discounts based on large unit volumes. We also expect space segment prices to decline, in particular in the U.S. where two of our competitors have announced plans to launch extended Ka-band satellites. We also expect that competition in this industry will continue to increase. To offset these price decreases, we intend to rely primarily on obtaining yield improvements and corresponding cost reductions in the manufacturing process of existing products, on the introduction of new products with advanced features and on offering turnkey and other solutions to communications operators that are higher up in the value chain. However, we cannot assure you that we will be able to obtain any yield improvements or cost reductions, introduce any new products in the future or reach the higher value chain to which we strive to sell. To the extent that we do not meet any or all of these goals, it could materially harm our business and impair the value of our shares.

        If we lose existing contracts and orders for our products are not renewed, our ability to generate revenues will be harmed.

        A majority of our business generated in 2006 was from recurring customers, and, as a result, the termination or non-renewal of our contracts could have a material adverse effect on our business, financial condition and operating results. Some of our existing contracts could be terminated due to any of the following reasons, among others:

—	dissatisfaction of our customers with our products and/or the services we provide or our inability to provide or install additional products or requested new applications on a timely basis;

—	customers' default on payments due;

—	our failure to comply with financial covenants in our contracts;

—	the cancellation of the underlying project by the government-sponsoring body; or

—	the loss of existing contracts or a decrease in the number of renewals of orders or the number of new large orders.

        If we are not able to gain new customers and retain our present customer base, our revenues will decline significantly. In addition, if Spacenet has a higher than anticipated subscriber churn, this could materially adversely affect our financial performance.

        We are dependent upon a limited number of suppliers for key components to build our hubs and VSATs, and may be significantly harmed if we are unable to obtain the hardware necessary for our hubs and VSATs on favorable terms or on a timely basis.

        Several of the components required to build our VSATs and hubs are manufactured by a limited number of suppliers. In the past, we have not experienced any difficulties with our suppliers with respect to availability of components. However, we cannot assure you of the continuous availability of key components or our ability to forecast our component requirements sufficiently in advance. Our research and development and operations groups are continuously working with our vendors and subcontractors to obtain components for our products on favorable terms in order to reduce the overall price of our products. If we are unable to obtain the necessary volume of components at desired favorable terms or prices, we may be unable to produce our products at desired favorable terms or prices. As a result, sales of our products may be lower than expected, which could have a material adverse effect on our business, financial condition and operating results. In addition, recently, the lead-time for product delivery requested by our customers has shortened significantly. Our suppliers are not always able to meet our requested lead times. If we are unable to satisfy these customers’ needs, we could lose their business.

        The terms on which we are able to obtain components for our products are also affected by our relationship with our suppliers. In this regard, we entered into a non-exclusive supply chain management agreement with Arrow/Rapac Ltd., or Arrow, a part of Arrow Electronics, Inc., to purchase certain components necessary for the manufacture of our products as well as to provide comprehensive logistic services. While this agreement is intended to guarantee the supply of our products and reduce prices, it also increases our reliance on a single sub-contractor. Any inability on Arrow’s part to substantively perform under the agreement could have an adverse effect on our operations.

        We operate in a highly competitive network communications industry. We may be unsuccessful in competing effectively against many of our competitors who have substantially greater financial resources.

        We operate in a highly competitive industry of network communications, both in the sales of our products and our services. As a result of the rapid technological changes that characterize our industry, we face intense worldwide competition to capitalize on new opportunities, to introduce new products and to obtain proprietary and standard technologies that are perceived by the market as being superior to those of our competitors. Some of our competitors have substantially greater financial resources, providing them with greater research and development and marketing capabilities. These competitors may also be more experienced in obtaining regulatory approvals for their products and services and in marketing them. Our relative position in the network communications industry may place us at a disadvantage in responding to our competitors’ pricing strategies, technological advances and other initiatives. Our principal competitors in the supply of VSAT networks are Hughes Network Systems, LLC, or HNS, ViaSat Inc., and iDirect Technologies. Most of our competitors have developed or adopted different technology standards for their VSAT products. To the extent that one of these competing standards becomes an industry standard, demand for our products will decrease and our business will be harmed.

        In the U.S. market, where we operate as a service provider via Spacenet, the enterprise wide area network, or WAN, market is extremely competitive, with a number of established VSAT and terrestrial providers competing for nearly all contracts. The U.S. enterprise VSAT market is primarily served by HNS and Spacenet. In addition, more recently, Spacenet’s primary competitors in the enterprise WAN market are large terrestrial carriers such as AT&T, Verizon and Qwest.

        In Peru and Colombia, where we primarily operate public rural telecom services we typically encounter competition on government subsidized bids from various service providers, system integrators and consortiums. Some of these competitors offer solutions based on VSAT technology and some on alternate technologies (typically cellular, wireless local loop or WiMAX). As operators that offer terrestrial or cellular networks expand their reach to certain SRC regions, they compete with our VSAT solutions.

        Our actions to protect our proprietary VSAT technology may be insufficient to prevent others from developing products similar to our products.

        Our business is based mainly on our proprietary VSAT technology and related products and services. We establish and protect proprietary rights and technology used in our products by the use of patents, trade secrets, copyrights and trademarks. We also utilize non-disclosure and intellectual property assignment agreements. Because of the rapid technological changes and innovation that characterize the network communications industry, our success will depend in large part on our ability to protect and defend our intellectual property rights. Our actions to protect our proprietary rights in our VSAT technology and related products may be insufficient to prevent others from developing products similar to our products. In addition, the laws of many foreign countries do not protect our intellectual property rights to the same extent as the laws of the U.S. If we are unable to protect our intellectual property, our ability to operate our business and generate expected revenues may be harmed.

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

        We sell and distribute our products and provide our services internationally, particularly in the U.S., Latin America, Asia, Africa and Europe. A component of our strategy is to continue to expand into new international markets. Our operations can be limited or disrupted by various factors known to affect international trade. These factors include the following:

—	imposition of governmental controls, regulations and taxation which might include a government’s decision to raise import tariffs or license fees in countries in which we do business;

—	government regulations that may prevent us from choosing our business partners or restrict our activities. For example, a particular Latin American country may decide that high-speed data networks used to provide access to the Internet should be made available generally to Internet service providers and may require us to provide our wholesale service to any Internet service provider that request it, including entities that compete with us. If we become subject to any additional obligations such as these, we would be forced to comply with potentially costly requirements and limitations on our business activities, which could result in a substantial reduction in our revenue;

—	tax exposures in various jurisdictions relating to our activities throughout the world;

—	political instability in countries in which we do or desire to do business. For example, economic instability in Brazil has led to an increase in the value of the Brazilian Reals. Such unexpected increases have had an adverse affect on the gross margin of our projects in Brazil. We also face similar risks from potential or current political and economic instability in countries such as Russia, Kazakhstan, Angola, India and Kenya;

—	trade restrictions and changes in tariffs which could lead to an increase in costs associated with doing business in foreign countries;

—	difficulties in staffing and managing foreign operations that might mandate employing staff in the U.S. and Israel to manage foreign operations. This change could have an adverse effect on the profitability of certain projects;

—	longer payment cycles and difficulties in collecting accounts receivable;

—	seasonal reductions in business activities;

—	foreign exchange risks due to fluctuations in local currencies relative to the dollar; and

—	relevant zoning ordinances that may restrict the installation of satellite antennas and might also reduce market demand for our service. Additionally, authorities may increase regulation regarding the potential radiation hazard posed by transmitting earth station satellite antennas’ emissions of radio frequency energy that may negatively impact our business plan and revenues.

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

        Our telecommunication services require licenses and approvals by the Federal Communications Commission, or FCC, in the U.S., and by regulatory bodies in other countries. In the U.S., the operation of satellite earth station facilities and VSAT systems such as ours are prohibited except under licenses issued by the FCC. We must also obtain approval of the regulatory authority in each country in which we propose to provide network services or operate VSATs. The approval process in Latin America and elsewhere can often take a substantial amount of time and require substantial resources.

        In addition, any approvals that are granted may be subject to conditions that may restrict our activities or otherwise adversely affect our operations. Also, after obtaining the required approvals, the regulating agencies may, at any time, impose additional requirements on our operations. We cannot assure you that we will be able to comply with any new requirements or conditions imposed by such regulating agencies on a timely or economically efficient basis.

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

        Our operating results may vary significantly from quarter to quarter. The causes of fluctuations include, among other things:

—	the timing, size and composition of orders from customers;

—	the timing of introducing new products and product enhancements by us and the level of their market acceptance;

—	the mix of products and services we offer; and

—	the changes in the competitive environment in which we operate.

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

        In addition to the volatility of the market price of our shares, the stock market in general and the market for technology companies in particular have been highly volatile and at times thinly traded. Investors may not be able to resell their shares following periods of volatility.

        We may at times be subject to claims by third parties alleging that we are infringing on their intellectual property rights. We may be required to commence litigation to protect our intellectual property rights. Any intellectual property litigation may continue for an extended period and may materially adversely affect our business, financial condition and operating results.

        There are numerous patents, both pending and issued, in the network communications industry. We may unknowingly infringe on a patent. We may from time to time be notified of claims that we are infringing on the patents, copyrights or other intellectual property rights owned by third parties. While we do not believe that we have in the past or are at present infringed on any intellectual property rights of third parties, we cannot assure you that we will not be subject to such claims.

        In addition, we may be required to commence litigation to protect our intellectual property rights and trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against third-party claims of invalidity. An adverse result in any litigation could force us to pay substantial damages, stop designing or manufacturing, using and selling the infringing products, spend significant resources to develop non-infringing technology, discontinue using certain processes or obtain licenses to use the infringing technology. In addition, we may not be able to develop non-infringing technology, and we may not be able to find appropriate licenses on reasonably satisfactory terms. Any such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business, financial condition and operating results.

        Potential product liability claims relating to our products could have a material adverse effect on our business.

        We may be subject to product liability claims relating to the products we sell. Potential product liability claims could include those for exposure to electromagnetic radiation from the antennas we provide. Our agreements with our business customers generally contain provisions designed to limit our exposure to potential product liability claims. We also maintain a product liability insurance policy. However, our insurance may not cover all relevant claims or may not provide sufficient coverage. To date, we have not experienced any material product liability claim. Our business, financial condition and operating results could be materially adversely affected if costs resulting from future claims are not covered by our insurance or exceed our coverage.

        Our insurance coverage may not be sufficient for every aspect or risk related to our business.

        Our business includes risks, only some of which are covered by our insurance. For example, in many of our satellite capacity agreements, we do not have a back up for satellite capacity, and we do not have indemnification or insurance in the event that our supplier’s satellite malfunctions or is lost. In addition, we are not covered by our insurance for acts of fraud or theft. Our business, financial condition and operating results could be materially adversely affected if we incur significant costs resulting from these exposures.

        We may engage in acquisitions that could harm our business, results of operations and financial condition, and dilute our shareholders' equity.

        We have a corporate business development team whose goal is to pursue new business opportunities. This team pursues growth opportunities through internal development and through the acquisition of complementary businesses, products and technologies. We are unable to predict whether or when any prospective acquisition will be completed. The process of integrating an acquired business may be prolonged due to unforeseen difficulties and may require a disproportionate amount of our resources and management’s attention. We cannot assure you that we will be able to successfully identify suitable acquisition candidates, complete acquisitions, integrate acquired businesses into our operations, or expand into new markets. Further, once integrated, acquisitions may not achieve comparable levels of revenues, profitability or productivity as our existing business or otherwise perform as expected. The occurrence of any of these events could harm our business, financial condition or results of operations. Future acquisitions may require substantial capital resources, which may not be available to us or may require us to seek additional debt or equity financing. Future acquisitions by us could result in the following, any of which could seriously harm our results of operations or the price of our shares:

—	issuance of equity securities that would dilute our current shareholders' percentages of ownership;

—	large one-time write-offs;

—	the incurrence of debt and contingent liabilities;

—	difficulties in the assimilation and integration of operations, personnel, technologies, products and information systems of the acquired companies;

—	diversion of management's attention from other business concerns;

—	contractual disputes;

—	risks of entering geographic and business markets in which we have no or only limited prior experience; and

—	potential loss of key employees of acquired organizations.

        Our failure to manage growth effectively could impair our business, financial condition and results of operations.

Risks Related to Ownership of Our Ordinary Shares

        Our share price has been highly volatile and may continue to be volatile and decline.

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

        The concentration of our ordinary share ownership may limit our shareholders' ability to influence corporate matters.

        As of March 1, 2007, York Capital Management, or York, and entities affiliated with them beneficially own or vote approximately 30% of our outstanding ordinary shares. As a result, York may have a substantial influence over all matters that require approval by our shareholders, including the election of directors and approval of significant corporate transactions. As a result, corporate actions might be taken even if other shareholders oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company that other shareholders may view as beneficial.

        Future sales of our ordinary shares and the future exercise of options may cause the market price of our ordinary shares to decline and may result in substantial dilution.

        We cannot predict what effect, if any, future sales of our ordinary shares by York and our other 5% shareholders, or the availability of our ordinary shares for future sale, including shares issuable upon the exercise of our options, will have on the market price of our ordinary shares. Sales of substantial amounts of our ordinary shares in the public market by our 5% shareholders, or the perception that such sales could occur, could adversely affect the market price of our ordinary shares and may make it more difficult for you to sell your ordinary shares at a time and price you deem appropriate.

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

        Our ordinary shares are traded on the NASDAQ Global Market and on the Tel Aviv Stock Exchange. Trading in our ordinary shares on these markets is made in different currencies (U.S. dollars on the NASDAQ Global Market, and new Israeli Shekels, or NIS, on the Tel Aviv Stock Exchange), and at different times (resulting from different time zones, different trading days and different public holidays in the U.S. and Israel). Consequently, the trading prices of our ordinary shares on these two markets often differ. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

Risks Related To Regulatory Matters

         We have historically relied, and in the future intend to rely, upon tax benefits from the State of Israel to reduce our taxable income. The termination or reduction of these tax benefits would significantly increase our costs and could have a material adverse effect on our financial condition and results of operations.

        Under the Israeli Law for Encouragement of Capital Investments, 1959 (Investment Law), portions of our Israeli facility qualify as “Approved Enterprises.” As a result, we have been eligible for tax benefits for the first several years in which we generated taxable income from such “Approved Enterprise.” Our historical operating results reflect substantial tax benefits, including tax exemptions and decreased tax rates up to December 31, 2000. In 2001, 2002 and 2003, we had substantial losses for tax purposes and a decrease in revenues and therefore could not realize any tax benefits since then due to current and/or carryforward losses. On April 1, 2005, an amendment to the Investment Law, or the Amendment, came into effect, and has significantly changed the provisions of the Investment Law and the criteria for new investments qualified to receive tax benefits. The Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require approval of the Investment Center of the Ministry of Industry, Commerce and Labor of the State of Israel, or the Investment Center, in order to qualify for tax benefits. The Amendment will be applied to new approved enterprises, and there is no assurance that we will, in the future, be eligible to receive additional tax benefits under this law. Our financial condition and results of operations could suffer if the Israeli government terminated or reduced the current tax benefits available to us.

        In order to be eligible for these tax benefits under the Amendment, we must comply with two material conditions. We must invest a specified amount in property and equipment in Israel, and at least 25% of each new “Approved Enterprise” income should be derived from export. We believe we have complied with these conditions, but we have not received confirmation of our compliance from the Israeli government. If we fail in the future to comply in whole or in part with these conditions, we may be required to pay additional taxes and would likely be denied these tax benefits in the future, which could harm our financial condition and results of operations. For additional information concerning Israeli taxation, please see “Israeli Taxation.”

        The transfer and use of some of our technology and its production is limited because of the research and development grants we received from the Israeli government to develop such technology.

        Our research and development efforts associated with the development of certain of our legacy products have been partially financed through grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor. We may be subject to certain restrictions under the terms of the Chief Scientist grants. Specifically, any product incorporating technology developed with the funding provided by these grants may not be manufactured, nor may the technology which is embodied in our products be transferred outside of Israel without appropriate governmental approvals. These restrictions do not apply to the sale or export from Israel of our products developed with this technology.

        As a foreign private issuer whose shares are listed on the NASDAQ Global Market, we may follow certain home country corporate governance practices instead of NASDAQ requirements.

        As a foreign private issuer whose shares are listed on the NASDAQ Global Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Marketplace Rules, including the composition of our Board of Directors, director nomination procedure, compensation of officers, distribution of annual reports to shareholders, and quorum at shareholders meetings. In addition, we may follow Israeli law instead of the NASDAQ Marketplace Rules that require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of our company, certain transactions other than a public offering involving issuances of a 20% or more interest in our company and certain acquisitions of the stock or assets of another company.

        If we are unable to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, or our internal control over financial reporting is not effective, the reliability of our financial statements may be questioned and our share price may suffer.

        Section 404 of the Sarbanes-Oxley Act requires any company subject to the reporting requirements of the U.S. securities laws to do a comprehensive evaluation of its and its combined subsidiaries’ internal control over financial reporting. To comply with this statute, we are required to document and test our internal control procedures and our management has assessed and issued a report concerning our internal controls over financial reporting in this annual report on Form 20-F. Our independent auditors will be required to issue an opinion on management’s assessment of those matters for our annual report on Form 20-F for the fiscal year ending December 31, 2007. The rules governing the standards that must be met for management to assess our internal controls over financial reporting are relatively new and complex and require significant documentation, testing and possible remediation to meet the detailed standards under the rules.

Risks Related to Doing Business in Israel

        Political and economic conditions in Israel may limit our ability to produce and sell our products. This could have a material adverse effect on our operations and business.

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

        Since September 2000, there has been substantial deterioration in the relationship between Israel and the Palestinian Authority that has resulted in increased violence. The future effect of this deterioration and violence on the Israeli economy and our operations is unclear. The recent election of representatives of the Hamas movement to a majority of seats in the Palestinian Legislative Council has resulted in an escalation in violence among Israel, the Palestinian Authority and other groups. In July and August 2006, significant fighting took place between Israel and Hezbollah in Lebanon, resulting in rockets being fired from Lebanon up to 50 miles into Israel. Ongoing violence between Israel and the Palestinians as well as tension between Israel and the neighboring Syria and Lebanon may have a material adverse effect on our business, financial conditions and results of operations.

        In addition, in recent years, Israel has been going through a period of recession in economic activity, resulting in low growth rates and growing unemployment. Our operations could be adversely affected if the economic conditions in Israel deteriorate again. Also, due to significant economic measures proposed by the Israeli government, there have been several general strikes and work stoppages in 2003 and 2004, affecting banks, airports and ports. These strikes have had an adverse effect on the Israeli economy and on business, including our ability to deliver products to our customers. Following the passage by the Israeli Parliament of laws to implement the economic measures, the Israeli trade unions have threatened further strikes or work stoppages, and these may have a material adverse effect on the Israeli economy and on us.

        You may not be able to enforce civil liabilities in the U.S. against our officers and directors.

        Most of our executive officers are non-residents of the U.S. A significant portion of our assets and the personal assets of most of our directors and executive officers are located outside the U.S. Therefore, it may be difficult to effect service of process upon any of these persons within the U.S. In addition, a judgment obtained in the U.S. against us, and most of our directors and executive officers, including but not limited to judgments based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the U.S.

        Generally, it may also be difficult to bring an original action in an Israeli court to enforce judgments based upon the U.S. federal securities laws against us and most of our directors and executive officers. Subject to particular time limitations, executory judgments of a U.S. court for liquidated damages in civil matters may be enforced by an Israeli court, provided that:

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

        Additionally, it may be difficult for an investor or any other person or entity, to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws on the ground that Israel is not the most appropriate forum in which to bring such a claim. Even if an Israeli court agrees to hear a claim, it may determine that Israeli law is applicable to the claim. Certain matters of procedures will also be governed by Israeli law.

        Terrorist attacks in Israel and globally may have a material adverse effect on our operating results.

        Terrorist attacks, such as the attacks that occurred in New York and Washington, D.C. on September 11, 2001, terrorist attacks in Israel and other acts of violence or war may affect the securities markets on which our shares trade, the markets in which we operate, and our operations and profitability. We cannot assure you that there will not be further terrorist attacks against the U.S. or Israel, or against American or Israeli businesses. These attacks or subsequent armed conflicts resulting from or connected to them may directly impact our physical facilities or those of our suppliers or customers. Furthermore, these terrorist attacks may make travel and the transportation of our supplies and products more difficult and more expensive and ultimately affect the sales of our products in the U.S. and overseas. Also, the ongoing armed conflicts around the world such as in Iraq could have a further impact on our sales, our profitability, our supply chain, our production capability and our ability to deliver product and services to our customers.

        Our operating results would be adversely affected if inflation in Israel is not offset on a timely basis by a devaluation of the NIS against the U.S. dollar.

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

        We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at the general meeting of shareholders on, among other things, amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and interested party transactions requiring shareholder approval. In addition, a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company. However, Israeli law does not define the substance of this duty of fairness. Because Israeli corporate law has undergone extensive revision in recent years, there is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

        Israeli law may delay, prevent or make difficult a merger with, or an acquisition of us, which could prevent a change of control and therefore depress the price of our shares.

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

        We currently have non-competition clauses in the employment agreements of nearly all of our employees. The provisions of such clauses prohibit our employees, if they cease working for us, from directly competing with us or working for our competitors. Recently, Israeli courts have required employers, seeking to enforce non-compete undertakings against former employees, to demonstrate that the competitive activities of the former employee will cause harm to one of a limited number of material interests of the employer recognized by the courts (for example, the confidentiality of certain commercial information or a company’s intellectual property). In the event that any of our employees chooses to leave and work for one of our competitors, we may be unable to prevent our competitors from benefiting from the expertise our former employee obtained from us, if we cannot demonstrate to the court that we would be harmed.

ITEM 4:	INFORMATION ON THE COMPANY

OUR BUSINESS

        We are a leading global provider of Internet Protocol, or IP, based digital satellite communication and networking products and services. We design, produce and market VSATs, or very small aperture terminals, and related VSAT network equipment. VSATs are earth-based terminals that transmit and receive broadband, Internet, voice, data and video via satellite. VSAT networks combine a large central earth station, called a hub, with multiple remote sites (ranging from tens to thousands of sites), which communicate via satellite. VSAT networks have significant advantages to wireline and wireless networks, as VSATs can provide highly reliable, cost-effective, end-to-end communications regardless of the number of sites or their geographic locations.

        We have a large installed customer base and have shipped more than 670,000 VSAT units to customers in over 85 countries on six continents since 1989. We have 16 sales and service offices worldwide and two call centers to support our customers. Our products are primarily sold to communication service providers and operators that use VSATs to serve enterprise, government and residential users. Also, in the U.S. and certain countries in Latin America, we provide services directly to end users in various market segments.

        We currently operate three complementary, vertically-integrated business units:

Gilat Network Systems, or GNS, is a provider of VSAT-based networks and associated professional services, including turnkey and management services, to telecom operators worldwide. According to the 2005 COMSYS VSAT Report, prepared by Communications Systems Limited, or COMSYS, a leading satellite industry research firm, we are the second-largest manufacturer of VSATs, with a 21% global market share of shipped VSATs. We also provide industry specific solutions for cellular backhaul, governments, business continuity and disaster recovery. In the year ended December 31, 2006, we derived approximately 46% of our revenues from GNS. GNS’s representative customers include StarOne in Brazil, Optus in Australia, China Unicom, Bharti in India, Global Teleport in Russia, Telkom in South Africa and AT&T in Europe.

Spacenet Inc. provides satellite and hybrid terrestrial network services to enterprises, governments, small office/home office, or SOHOs, and residential customers in the U.S. According to the COMSYS report, we have a 20% market share of U.S. VSAT enterprise sites. In the year ended December 31, 2006, we derived approximately 38% of our revenues from Spacenet. Spacenet’s representative customers include Dollar General, Goodyear, Intercontinental Hotels Group, Valero, Sunoco and Kroger.

Spacenet Rural Communications, or SRC, provides telephony, Internet and data services primarily for rural communities in emerging markets in Latin America under projects that are subsidized by government entities. We believe that we are the largest rural satellite telecom provider in Latin America, and currently have 16,000 operational sites. In the year ended December 31, 2006, we derived approximately 16% of our revenues from SRC.

        Since July 2005, we have operated under a new management team as well as a new board of directors. Our Chairman and CEO, Amiram Levinberg, who is a co-founder of our company, leads a highly experienced team of satellite industry executives. Our new management has refocused our business strategy and continued our financial turnaround, which has resulted in four consecutive quarters of increasing revenues and net income.

        We have diversified revenue streams that result from both sales of products and services. In the year ended December 31, 2006, approximately 51% of our revenues were derived from product sales and approximately 49% of our revenues were derived from services. Our service revenues are derived from long-term contracts of three to six years, which provide stability and visibility into future revenues. As of December 31, 2006, we had a backlog of $209 million for equipment and multi-year service contracts. During the same period, we derived 37.8% of our revenues from the U.S., 32.0% from South and Central America, 15.3% from Asia, 7.5% from Africa and 7.4% from Europe.

        We were incorporated in Israel in 1987 and shipped our first generation VSAT in 1989. Since then, we have been among the technological leaders in the VSAT industry. Our continuous investment in research and development has resulted in the development of new and industry-leading VSAT products and our intellectual property portfolio includes 55 issued patents (24 U.S. and 31 foreign). As of December 31, 2006, we had approximately 950 employees, including 160 persons engaged in research, development and engineering activities.

Industry Overview

        Satellite networks are comprised of multiple ground stations that communicate through a satellite in orbit, providing continent-wide wireless connectivity. VSAT networks are used in a variety of applications such as broadband, Internet, voice, data and video. VSAT networks are usually deployed in a hub-and-spoke configuration, with customer locations connecting directly via satellite to a central “hub” facility. The value chain of VSAT satellite networks consists of the following four main elements:

        Satellite operators provide satellite transponder capacity on satellites positioned in geostationary orbit above the equator. Once in orbit, a satellite beam can typically service a geographic area the size of the continental U.S. or larger. The satellite receives information from a VSAT or the network hub, amplifies it and transmits it back to earth on a different frequency. Satellite operators sell the capacity in a variety of leasing agreements to their customers. The current generation of high-power satellites uses Ku-band frequencies. Other frequencies are C-band and the more recently introduced Ka-band. Our technology is compatible with C-band, Ku-band and Ka-band satellites including special extended C-band and extended Ku-band satellites. Some of the leading satellite operators are Intelsat/PanAmSat, SES and Eutelsat.

        Ground station equipment providers manufacture VSAT networks that combine a large central earth station, called a hub, with multiple remote sites (ranging from tens to thousands of sites) which communicate via satellite. GNS is a leading ground station equipment provider.

        Communication service providers buy equipment from ground station equipment providers, install and maintain such equipment, lease capacity from satellite operators and sell a full package of communication services to the end user. Spacenet and SRC are leading communication service providers in the U.S. and in Latin America, respectively.

        End users are customers utilizing equipment and satellite communication services. Examples of end users range from enterprises, to SOHOs, to residential consumers.

        VSAT networks have a diverse range of uses and applications, and provide communication services as a stand-alone, alternate or complement to wireline and wireless networks. We believe that the advantages of VSAT networks include:

Universal availability - VSATs provide service to any location within a satellite footprint.

Timely implementation- Deployment times (ranging from a few weeks to a few months) can ensure rapid connectivity.

Broadcast and multicast capabilities - The satellite medium is an ideal solution for broadcast and multicast applications as the satellite signal is simultaneously received by any group of users in the satellite footprint.

Reliability and service availability - VSAT network availability is high due to VSAT reliability, small number of components in the network as well as terrestrial infrastructure independence.

Scalability - VSAT networks scale easily from a single site to thousands of locations.

Cost-effectiveness - The cost of VSAT networks is distance independent and therefore a cost-effective solution for multiple sites in remote locations.

Applications delivery - Wide spectrum of capabilities and customer applications such as e-mail, virtual private networks, or VPN, video, voice, Internet access, distance learning, content distribution and financial transactions.

Portability - VSAT solutions can be mounted on vehicles or deployed rapidly in fixed locations, then relocated or moved as required.

        Given the technological and implementation benefits afforded by VSAT networks, we believe that the market for VSAT products and services will continue to grow.

        According to the COMSYS report, the VSAT equipment market generated approximately $750 million of revenues in 2004, which represents an annual growth rate of approximately 29% from 2003 to 2004. According to a Northern Sky Research report from 2006, the number of VSAT sites is expected to grow at a compounded annual growth rate, or CAGR, of approximately 17% through 2010.

        According to the COMSYS report, the VSAT service market generated approximately $3.9 billion of revenues in 2004, which represents an annual growth rate of approximately 13% from 2003 to 2004. According to the Northern Sky Research report, the global broadband satellite services market is expected to have a CAGR of approximately 9% through 2010.

        We believe that there are three primary categories of end-users that require VSAT products and services:

        Enterprise and Business. This market includes large companies and organizations, government entities, small medium enterprises, or SMEs, and SOHO end users. For enterprises, VSAT networks offer network connectivity and deliver applications such as networks within corporations (known as corporate intranets), Internet connections for voice, data and video (known as broadband), transaction-based connectivity to enable on-line data delivery such as point-of-sale (credit and debit card authorization), inventory control and real time stock exchange trading. According to the Northern Sky Research report, global enterprise and SME IP VSAT sites will grow from approximately 600,000 in 2005 to 1.2 million sites in 2010. This represents a CAGR of 14.3%.

        Rural Telecommunications. The rural telecommunications market is comprised of communities throughout the world that require telephone, facsimile and Internet access in areas that are underserved by existing telecommunications services. These communication services are usually provided to the rural population via government-subsidized initiatives. This market segment is comprised of “Build-Operate” projects, in which governments subsidize the establishment and the operation of a rural network to be served by a satellite, wireless or cellular service provider that is usually selected in a bid process. According to the 2006 GSM Association Universal Access Report, 57 out of the 92 emerging market and developing countries sampled for their study have plans to establish universal service funds, or USFs, within their jurisdictions to meet local telephony and Internet service requirements. According to this report, the USFs jointly collected approximately $6.0 billion worldwide through 2006, out of which $1.6 billion has been redistributed to the communications industry. In other instances, local communications operators have USOs which require them to serve rural areas lacking terrestrial infrastructure. Some local communications operators elect to fulfill this obligation by hiring third parties in a model known as “Build-Operate-Transfer.” In these instances, the network is established and made operational by a third party service provider and then transferred to the operator.

        Consumer. The consumer market consists of residential users. These users require a high-speed internet connection that enables the transmission of data, audio and video, similar to a digital subscriber line, or DSL, or cable modem service. According to the Northern Sky Research report, 82.9% of these sites are located in North America.

Our Competitive Strengths

        We are a leading provider of satellite communication and networking products and services. Our competitive strengths include:

        Market leadership in large and growing markets. Since our inception, we have sold more than 670,000 VSATs to customers in over 85 countries. Our customer base includes a large number of satellite-based communications service providers and operators worldwide. In addition, we provide satellite-based communication services primarily to enterprises in the U.S. and we are the largest satellite communications service provider to rural communities in Latin America. The large installed base of our VSAT equipment also provides opportunities for new and incremental sales to existing customers. According to the 2005 COMSYS report, our global market share to the enterprise market was approximately 21%, based on the number of terminals shipped, making us the second largest VSAT manufacturer in the world for this segment.

        Technology leadership. We have been at the forefront of VSAT technology and services for almost 20 years and continue to be an innovator and developer of new satellite technologies. Our highly customizable single platform VSAT technology enables us to provide our customers with a wide range of broadband, Internet, voice, data and video solutions and our product and operations infrastructure is capable of running hubs with greater than 99.99% availability while rolling out thousands of new VSAT site locations each month. We have unified all our legacy product lines under SkyEdge, our latest generation VSAT product family. The single platform of products enables us to focus our research, development and engineering efforts, which are supported by approximately 160 persons. This enables us to rapidly develop new features and applications. In addition, by directly serving end-users through our service organizations, we are able to quickly respond to changing market conditions to ensure we maintain our leadership position.

        As an example of our technology innovation, we have adapted our SkyEdge platform to meet the Cisco Systems criteria for interoperability with its Cisco VSAT Network Module, or NM. We are a Cisco Systems Technology Developer Partner and, with our SkyEdge hubs, we offer interoperability with the Cisco VSAT NM that may be integrated into several of Cisco’s routers, enabling near-instantaneous failover from a primary circuit to the satellite backup.

        Global presence and local support worldwide. We have sold our products in over 85 countries on six continents. Our products and services are used by a large and diverse group of customers including some of the largest enterprises in the world, several government agencies and many rural communities. We have 16 sales and service offices worldwide. Through our network of offices we are able to maintain a two-tier customer support program offering local support offices and a centralized supply facility.

        Complementary business lines. Our three business units, GNS, Spacenet and SRC, enable us to provide a full turnkey solution to our customers by integrating a diverse range of value-added products and services. Our offerings range from VSAT network equipment, installation, operation and maintenance to provide services ranging from broadband, Internet, voice, data and video to managed solutions that are highly flexible and customizable. Our business model enables us to be closely attuned to all of our customers’ needs and to rapidly adapt to changing market trends. Our VSAT-based networks often serve as a platform for the delivery of a complete system, providing versatile solutions for corporate enterprises, government agencies, SMEs, rural communities, SOHOs and consumers.

        Diversified revenue streams and customer base. For the one-year period ended December 31, 2006, our revenues were equally generated from products and services. Our product sales are generally independent equipment orders which often generate maintenance contracts and additional opportunities for future product sales. Our service sales are characterized by long-term contracts that provide a recurring revenue base. In the year ended December 31, 2006, our three business units, GNS, Spacenet and SRC, accounted for 46%, 38% and 16% of our revenues, respectively. We are not overly dependant on any single customer, project or geographic region and no single customer accounted for more than 10% of our revenues.

        Strong financial position. Our strong financial position allows us to compete effectively with other companies in our industry. We have had five consecutive quarters of revenue growth and improved profitability. As of December 31, 2006, our cash and cash equivalents increased to $149.5 million, from $74.9 million at December 31, 2005, and we reduced our debt to $45.2 million, from $119.8 million at December 31, 2005.

        Experienced management team. Since July 2005, we have operated under a new management team as well as a new board of directors. Our Chairman and CEO, Amiram Levinberg, is a co-founder of our company and leads a highly experienced executive team of satellite industry veterans. Our new management has refocused our business strategy and continued our financial turnaround, which has resulted in four consecutive quarters of increasing revenues and net income.

Our Growth Strategy

        Our objective is to leverage our advanced technology and capabilities to:

        Enhance our leadership position in our core markets. We are expanding our position in the VSAT market through the development of new products, solutions and services within our target markets. Through the development of our SkyEdge single platform product and our end-to-end solution offerings, we are focused on providing innovative products and services required by our customers and end-users. Currently, our research and development efforts are focused on a number of initiatives, including increasing the satellite communications efficiency of our products, increasing the levels of network performance and enhancing ease of use and user interfaces. We are also expanding our VSAT products’ throughput by increasing the amount of data that can be processed during the upload and download process and we are expanding the use of our VSAT technology for applications such as cellular backhaul, electronic voting and business continuity.

        Expand our presence across the communications value chain. We are currently a leading global provider of VSAT network equipment and services. GNS is focused on providing more than VSAT equipment to our customers by offering full solutions and turnkey implementation based on capabilities developed to meet customer requirements. Spacenet is focused on more than connectivity by expanding its offering to include managed network services and other value-added services.

        Focus on emerging markets. We are expanding our focus on rural and emerging markets. Traditionally, it has been considered too costly for service providers to provide full-terrestrial networks to these regions. As a result, many governments either require telecommunications operators to provide communications access through USOs to these communities or provide funding via USFs to subsidize the provision of these services. At this time, available worldwide USF funding is estimated to be $4.4 billion in approximately 15 countries. As this communications rollout is adopted, VSAT-based communication networks provide a high quality, cost-effective alternative to terrestrial, wireless and cellular systems. GNS is currently focusing its growth efforts to service providers that are either being required by USOs to facilitate the rural expansion, or to service providers that are utilizing the subsidies created through USFs. SRC is also focusing on expanding its services to emerging markets with USFs.

        Focus on business continuity. We are addressing the growing area of business continuity and disaster recovery applications by providing secondary networks for continuous operations during network failures or natural disasters. As one of our business continuity solutions, we have adapted our SkyEdge platform to meet the Cisco Systems criteria for interoperability with its Cisco VSAT Network Module, or NM. We are a Cisco Systems Technology Developer Partner and, with our SkyEdge hubs, we offer interoperability with the Cisco VSAT NM that may be integrated into several of Cisco’s routers, enabling near-instantaneous failover from a primary circuit to the satellite backup.

        Enter new strategic markets. We have identified a number of markets which we believe will be strategic to our future growth, including Broadband Wireless Access, or BWA, solutions and additional government markets. BWA is a developing technology designed to solve the last mile connectivity problem facing many rural and remote locations. Service providers are using BWA systems to provide a link between end users and communications networks. We already have significant operations in emerging markets and have established sales and distribution channels in many of these remote locations. The current focus of most established BWA providers is geared toward urban and mobile solutions. We will leverage our distribution channels, expertise and presence in rural areas to provide BWA solutions, which will complement our present product offerings.

        We also intend to leverage our technology expertise to further develop customized VSAT products, applications and services for the government and government-supported sectors in additional territories. Many governments, including the U.S., require applications with specific communication parameters that are particularly well-suited for satellite networks based on cost and performance. These applications range from border control and sensitive military applications to distance learning and open classroom education programs.

        Proactively evaluate acquisitions that will support and enable our growth strategy. As we continue to focus on expanding the target markets for our products, services and solutions, we may have opportunities to acquire companies or technologies that would be complementary or additive to our existing platform and global distribution channels. We will proactively, but selectively, evaluate opportunities to expand our business.

Our Business Units

        Gilat Network Systems

        Overview

        GNS is a leading global provider of network systems and associated professional services for operators of satellite communications systems. Our operational experience in large VSAT networks together with our local offices worldwide enables us to work closely and directly with those operators. We provide VSAT communication equipment and solutions to the enterprise, rural communications and consumer markets.

        Our SkyEdge product portfolio delivers efficient, reliable and affordable broadband, Internet, voice data and video. SkyEdge offers a cost-effective way to deliver the communications services that enterprises, carriers, service providers and governments require, from interactive data and broadband IP to public telephony and corporate voice over Internet Protocol, or VoIP, services.

        We also provide solutions tailored to the requirements of individual industries. Based on our open SkyEdge platform, our solutions provide added value to operators through better performance and integration as well as simpler deployment. One such solution is SkyAbis, which provides cost-effective cellular backhaul for rural communications.

        We also support satellite networking through professional services, training and a full range of turnkey solutions and outsourced network operations including “Build-Operate-Transfer” for networking facilities.

        GNS is headquartered in Petah Tikva, Israel and has 12 offices worldwide, with approximately 500 employees. In the year ended December 31, 2006, GNS had revenues of $136.0 million, including sales of $19.8 million to Spacenet and SRC.

        Products and Solutions

        SkyEdge Family of Products

        Our SkyEdge platform is based on a single hub with multiple VSATs to support a variety of services and applications. Our advanced access scheme and quality of service implementation enables delivering high quality services in an efficient manner. The SkyEdge system can support triple play services, such as wireline quality voice, video, and data on the same platform. In addition, multiple network topologies can be deployed with the same platform. This enables an improved user-experience and reduced operating expenses.

        We currently offer the following VSAT products:

Product	SkyEdge IP	SkyEdge PRO	SkyEdge Call	SkyEdge Gateway	SkyEdge Armadillo

Description	IP Router VSAT	Multi-Service VSAT	Telephony VSAT	Trunking Solution VSAT	VSAT for outdoor applications

Interfaces	Single IP	Multiple IP, Multiple Telephony, Mesh	Single IP, Dual Telephony	Multiple IP, Multiple Telephony, E1, Mesh	Single IP

Typical Application	Internet, Intranet, E-mail, VoIP, IP devices, Transactions	Internet, Native voice, VoIP, Video conferencing	Internet, Native voice	E1 Trunking, Voice, Video, Data	Outdoor install, Transactions, IP devices

Type of Customers	Residential, SOHO, SME, Enterprise	SME, Enterprise, Carriers	Carriers for USOs	Enterprise, Carriers	Utility, SCADA, Video surveillance

        All of these products are connected to a microwave outdoor unit which is mounted on a dish antenna.

        Solutions

        Our VSAT-based networks serve as a platform for the delivery of custom tailored solutions for identified markets. We pre-package, commercialize and sell these end-to-end solutions which offer higher value to our customers. For example, in 2005, we released an integrated solution, called SkyAbis, which supports a cellular backhaul application for Global System for Mobile Communications, or GSM, and Code Division Multiple Access, or CDMA, cellular-based stations. Our end-to-end solutions include government communication infrastructure solutions for post offices, elections, military and security and rapid VSAT deployment. We also provide turnkey solutions that include installation, operation and third-party peripheral equipment.

        We currently offer the following solutions:

Solution	SkyAbis	e-Post	e-Voting	Disaster Recovery/Rapid Deployment	Cisco VSAT NM

Description	Cellular traffic backhaul enabling operators to expand their market reach	Turnkey communication and applications for electronic postal services	Turnkey communication, authentication and electronic voting for national elections	Transportable and man-pack units communication solutions	Satellite-based networking for Cisco router with Cisco VSAT NM

Typical Application	Cellular backhaul for GSM and CDMA networks	Communication network, Internet access, Fax, Prepaid telephony, Counter automation software, Money transfer	Communication network, Polling terminals, Fingerprint identification system	On-demand access to voice, data, video	Business continuity, Disaster recovery, Content distribution

Type of Customers/ Vertical	GSM and CDMA cellular operators	Governments, Postal agencies	Governments, National election committees	Mobile medical units, Mobile ATM, Military and security forces, Fire and police units	Enterprise, Financial sector, Government

Selected customers	Enitel (Nicaragua)	Posta (Kenya)	CNE (Venezuela)	Petrobras (Brazil), Metpresa (Mexico)	Cisco sales channel customers, Valero (U.S.)

        Turnkey Implementation Capabilities

        We provide end-to-end turnkey solutions and integration to existing infrastructures. This includes network rollout projects, where we provide operators with a fully operational network. We also provide consultancy and other professional services for customers.

        Among the components that go into our turnkey projects are planning (including network analysis, system design, teleport design and network, space segment and backhaul planning), integration of our existing operators’ infrastructure and equipment with the VSAT network and implementation of the project plan.

        Manufacturing, Customer Support and Warranty

        Our products are designed and tested primarily at our facilities in Israel. We outsource a significant portion of the manufacturing of our products to third parties. We also work with third-party vendors for the development and manufacture of components integrated into our products, as well as for assembly of components for our products.

        We offer a customer care program, which we refer to as SatCare, and professional services programs that improve customer network availability through ongoing support and maintenance cycles. As part of our professional services, we provide:

—	Outsourced operations such as VSAT installation, service commissioning and hub operations.

—	Proactive troubleshooting, such as periodic network analysis, to identify symptoms in advance.

—	Training and certification to ensure customers and local installers are proficient in VSAT operation.

        We typically provide a one-year warranty to our customers as part of our standard contract. We also provide extended warranty services through our SatCare program, for an additional annual fee.

        GNS Customers and Markets

        We sell VSAT communications networks and solutions primarily to service providers. The service providers to whom we sell our products and solutions are primarily serving the enterprise and rural communication market segments. We have more than 200 customers worldwide.

        Enterprise service providers use our networks for broadband, Internet, voice, data and video connectivity for applications such as credit card authorizations, online banking, corporate intranet, interactive distance learning, lottery transactions, retail point-of-sale, inventory control and Supervisory Control and Data Acquisition, or SCADA, services. Examples of service providers to whom we sell VSAT networks are StarOne in Brazil whose end users include franchises such as O’Boticario, a major Brazilian cosmetics chain, and HCL in India whose end users include stock brokerage firms.

        Service providers serving the rural communications market are typically public telephony and Internet operators providing telephony and Internet services through public call offices, telecenters, Internet cafes or pay phones. Some of the rural communication projects are for government customers. Examples of our rural telecom customers include Telkom in South Africa, China Unicom and Embratel in Brazil.

        Our VSAT networks also provide underserved areas with a high-speed Internet connection similar to DSL service to residential users. Examples of customers in this area are StarOne in Brazil and Optus in Australia.

        GNS Sales and Marketing

        We use both direct and indirect sales channels to market our products, solutions and services. Most of our revenues are derived from direct sales. Our GNS equipment sales division has organized its marketing activities by geographic areas, with groups, subsidiaries or affiliates covering most regions of the world. Our sales teams are comprised of account managers and sales engineers (approximately 130 employees), who establish account relationships and determine technical and business requirements for the network. These teams also support the other distribution channels with advanced technical capabilities and application experience. Sales cycles in the VSAT network market vary significantly, with some sales requiring 18 months from an initial lead through signing of the contract and others stemming from an immediate need for product delivery within two to three months. The sales process includes understanding customer needs, several network design iterations, network demonstrations, and on occasion, software development and integrations with third-party equipment for complete solution offerings.

Spacenet Inc.

        Overview

        Spacenet provides satellite network services to business, government and residential customers in the U.S. In addition, we offer our enterprise customers value-added services, including hybrid satellite/terrestrial networks and outsourced network management.

        Spacenet’s equipment and services are currently deployed at more than 100,000 business, government and residential locations in the U.S. Our customers include Dollar General, Goodyear, Intercontinental Hotels Group, Valero, Sunoco and Kroger. The 2005 COMSYS report ranked Spacenet as the second largest satellite network service provider in North America for the enterprise/government market, with a 20.5% market share, which is more than four times larger than the third-ranked provider. Our market includes WAN services for retail, energy , financial services, hospitality and government customers, as well as Internet access services for SOHO and residential customers.

        Spacenet is based in McLean, Virginia, and has approximately 230 employees. In the year ended December 31, 2006, Spacenet had revenues of $93.6 million.

        Services

        Spacenet offers prepackaged and custom network services that are sold under the Spacenet, Connexstar and StarBand brand names. These service lines target a variety of markets and applications, as is illustrated in the diagram below:

Service	StarBand	Connexstar Transaction	Connexstar Broadband	Connexstar Performance	Spacenet Custom Networks

Description	VSAT Internet access services	Low-bandwidth VSAT network	Commercial grade broadband VSAT networks	High-bandwidth VSAT network	Customized VSAT and hybrid terrestrial WANs

Typical applications	Web, E-mail	Credit cards, Point-of-sale, SCADA	Intranet, Credit cards, Back-office applications	VoIP, Video monitoring, Backup networks	Credit cards, Point-of-sale, Multicast, Intranet

Target Markets	SOHOs	Utilities pipeline networks, Lottery operators	Retail, Hospitality, Small business	Disaster recovery, Business continuity, Government, Energy exploration	Large enterprise customers

Sample Customers	Residential users	Chevron Pipeline, TXU	Do It Best, Boston Market	Government, Cisco-based networks	Goodyear, Sunoco

Spacenet’s custom network services for large enterprise and government customers provide secure private networks specifically sized and tuned to a customer’s application, protocol support and bandwidth needs. These networks may be delivered as a “private hub” (each set of hub equipment is used for only one customer) or “virtual private hub” (hub equipment is shared among multiple customers but is logically partitioned to provide private hub benefits at a lower cost). Custom network configurations also include hybrid terrestrial/satellite networks in which Spacenet provides management of both network components, integrating them as a single WAN.

Spacenet’s standard Connexstar services are optimized for popular customer applications, and are engineered to provide superior performance compared to other providers’ “one size fits all” solutions. Connexstar services are offered in full-time plans for primary network use or as on-demand services for emergency response and backup use.

These services are also available in fixed site or transportable configurations for on-the-go communications. All of Spacenet’s custom network and standard Connexstar services offer Service Level Agreements, or SLAs, for network reliability; network management and reporting tools; professional program management and implementation assistance; and professional-grade installation and maintenance options.

        Network Operations and Customer Support

        We operate teleport facilities with Network Operation Centers, or NOCs, in the McLean, Virginia, Chicago, Illinois, and Marietta, Georgia. Our operations staff of more than 100 people supervises network implementation and installation quality assurance, manages shared-hub and private-hub networks, provides first-level and escalated help desk/problem resolution, manages inventory and shipping, and dispatches field service/maintenance technicians. The Chicago NOC facility specializes in operation of high-availability networks on legacy VSAT platforms. The Marietta NOC facility operates the Connexstar and StarBand services as well as the first and second-level call center. The McLean headquarters facility provides pilot and disaster recovery hub operations, third-tier network escalation and advanced network management services.

        For enterprise and government satellite networks, we offer SLAs providing guarantees on network uptime and availability as well as guaranteed network performance and issue resolution time. Spacenet’s network management and operations features include diverse and scalable hub and satellite options, centralized network management center, extensive web-based tools for customers, dedicated program management and service automation.

        Spacenet Sales and Marketing

        We sell our enterprise and government services directly through a team of ten major-account executives as well as through a network of approximately 30 authorized enterprise service resellers, primarily telecom carriers, IT integrators and value-added resellers focused on specific industries.

        Our StarBand SOHO and residential services are sold both directly and through approximately 600 sales agents, that are typically direct-to-home satellite TV resellers and/or satellite Internet service resellers. Our distribution channel strategy is shown below:

Spacenet Rural Communications

        Overview

        SRC is a service provider for public telephony and Internet services to rural areas in Latin America, mainly in Peru and Colombia. In these countries, we have built the infrastructure and act as an operator (Build-and-Operate model) in subsidized government projects. Our services include operating public phones and telecenters and distributing pre-paid cards for telephone usage at remote villages. In addition, SRC uses its infrastructure to provide services to enterprise, SME, SOHO and residential customers. SRC also provides outsourcing of VSAT network implementation and operation to other operators in the region.

        SRC has offices in Peru and Colombia and employs approximately 220 persons. In the year ended December 31, 2006 SRC had revenues of $38.9 million.

        SRC Services and Solutions

        We began to operate in Peru in 1998, with the award of our first rural telephony project called “Frontera Norte” for FITEL, with approximately 200 sites. Since then, we have participated in almost every rural communications project launched by the Peruvian government and have won, either wholly or partially, all five projects. Overall, we operate almost 6,000 telephony sites in Peru, of which approximately 600 have Internet connectivity, and have been awarded over $45 million in government subsidies to build and operate these networks. In addition, we have developed services for private customers, such as Banco de la Nacion, utilizing our current infrastructure and providing those customers with Internet, data and telephony services. Our rural network manages millions of incoming and outgoing minutes every month, serving more than six million people in rural areas. On average, the network in Peru has reduced the distance between rural phone locations from 50km to 5km.

        SRC Colombia started operations in 1999 by winning the government’s Compartel I project focused on rural telephony. Since then we have been awarded two additional projects with over $100 million in government subsidies in the aggregate.

        Currently, SRC Colombia operates a network of almost 10,000 rural sites spread throughout the country, serving over seven million persons. The services for those rural sites include telephony, Internet, data, fax and other services. In order to comply with government bid requirements, SRC has integrated a variety of technologies into its VSAT based network such as wireless local loop and cellular.

        In addition to its well established operations in Peru and Colombia, SRC provides services to customers in other countries in the region. In Panama, SRC is working with Cable & Wireless to allow it to fulfill its USO with cost efficient technology and high quality service. In Venezuela, SRC was hired by the Venezuelan electoral entity, or CNE, to manage a 3,000 site network for the transmission of voting data. SRC was responsible for logistics, installations and operations of the satellite network for the CNE. The project was installed and fully operational in 45 days. CNE has used SRC in subsequent elections to supervise, manage and support installations as well as manage and support hub operations during elections.

        Customer Support Operations

        SRC complements its services with back office support for subsidized telephony and Internet networks as well as for private Internet, data and telephony clients including a call center, network operations center, field service maintenance and a pre-paid calling card platform and distribution channels.

        SRC Customers and Markets

        Public Rural Telecom Services:

        In a large number of remote and rural areas, primarily in developing countries, there is limited or no telephone or Internet service, due to inadequate terrestrial telecommunications infrastructure. In these areas, VSAT networks utilize existing satellites to rapidly provide high-quality, cost-effective telecommunications solutions. In contrast to terrestrial networks, VSAT networks are simple to reconfigure or expand, relatively immune to difficulties of topography and can be situated almost anywhere. Additionally, VSATs can be installed and connected to a network quickly without the need to rely on local infrastructure. For example, some of our VSATs are powered by solar energy where there is no existing power infrastructure. Our VSATs provide reliable service, seldom require maintenance and, when necessary, repair is relatively simple.

        As a result of the above advantages, there is a demand for government-sponsored, VSAT-based bundled services of fixed telephony and Internet access. Many of these government-funded projects have been expanded to provide not only telephony services and Internet access, but to also provide telecenters that can serve the local population. These telecenters typically include PCs, printers, fax machines, photocopiers, VCRs and TVs for educational programs. Additional revenue may be received, both in the form of subsidies and direct revenues from the users, when these additional services are provided. Our rural telecom government customers are Compartel in Colombia and FITEL in Peru.

        VSAT Services to Telecom Operators:

        In some markets, existing telecom operators are mandated by the government to provide universal services. Providing these services in remote areas is a challenge to these operators, and they sometimes outsource these services to rural telecom service providers. The exact nature of these outsourcing projects varies, but they are typically a “Build-Transfer” model or a “Build-Operate-Transfer” model. Cable & Wireless in Panama is SRC’s first “Build-Operate-Transfer” customer.

        Enterprise and Government Agencies:

        We also provide private network services to enterprises and government agencies. These customers contract directly with SRC for VSAT equipment and associated network services to be deployed at customer locations, typically for a contract term of three to five years. We also resell managed terrestrial connectivity equipment and services from facilities-based Local Exchange Carrier partners. One such customer is Banco de la Nacion in Peru.

        SRC Sales and Marketing

        We use direct sales channels to market our services. Our sales team of account managers and sales engineers are the primary account interfaces and work to establish account relationships and determine technical and business demands.

Competition

        The network communications industry is highly competitive and the level of competition is increasing. In the equipment market, GNS faces competition from other VSAT providers, such as Hughes Network Systems LLC, Viasat, iDirect and other smaller vendors.

        The U.S. enterprise VSAT market is primarily served by Spacenet and Hughes Network Systems LLC. In addition, more recently, Spacenet’s primary competitors in the enterprise WAN market are large terrestrial carriers such as AT&T, Verizon and Qwest.

        In Peru and Colombia, where we primarily operate public rural telecom services, we typically encounter competition on government subsidized bids from various service providers, system integrators and consortiums. Some of these competitors offer solutions based on VSAT technology and some on alternate technologies (typically cellular, wireless local loop or WiMAX). As operators that offer terrestrial or cellular networks expand their reach to certain SRC regions, they compete with our VSAT solutions.

Geographic Distribution of our Business

        The following table sets forth our revenues by geographic area for the periods indicated below as a percent of our total sales:

	Years Ended December 31,
	2006	2005		2004

United States	37.8%	41.3%		39.1%
South America and Central America	32.0%	29.6%		36.6%
Asia	15.3%	17.6%		13.5%
Africa	7.5%	6.3%		5.8%
Europe	7.4%	5.2	%(1)	4.8	%(1)
Other	-	-		0.2%

Total	100.0%	100.0%		100.0%

(1)	Including revenues from a related party of 1.2% and 0.8% for the years ended December 31, 2004 and 2005, respectively

        Capital Expenditures and Divestitures. In 2004, 2005 and 2006, our property and equipment purchases amounted to approximately $6.2 million, $3.6 million and $6.5 million, respectively. These amounts do not include the reclassification of inventory to property and equipment made during 2004, 2005 and 2006 in the amount of approximately $21.7 million, $7.3 million and $9.2 million, respectively. In 2004, we completed the sale of our Argentinean subsidiary, Servicio Satelital S.A. to a third party. In 2005, we completed the sale of Deterministic Networks Inc. to some of its employees, we purchased the remaining shares of StarBand and our shareholdings in Satlynx were diluted from approximately 40.6% to 0.17%. On March 1, 2006 we and SES executed an agreement whereby we transferred our remaining 0.17% interest in Satlynx to SES. As part of this agreement, we received a waiver from SES on any royalty payments which may be payable by us to SES in accordance with development agreements signed between the parties in 2002 and SES provided a corporate guarantee to cover Satlynx’s obligations to us..

Strategic Alliances, Joint Ventures and Acquisitions

        We have acquired certain entities and established certain key strategic marketing relationships and joint ventures, including the following:

        StarBand. On May 31, 2002, StarBand, a joint venture established with MSN, Echostar and ING, filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. In November 2003, StarBand emerged from bankruptcy and we held 49.1% of StarBand. Upon StarBand’s emergence from Chapter 11, and in consideration of the 49.1% interest issued to us at that time, we forgave approximately $84 million of debt that we provided to StarBand and we entered into three agreements with StarBand: (i) the restated master agreement for the supply of equipment and services upon the terms described above; (ii) a note and loan agreement providing for repayment of $14 million of “debtor in possession” financing supplied by us to StarBand during the Chapter 11 proceeding, bearing 3.5% annual interest and with quarterly payments to be made between March 31, 2004 and December 31, 2008 and principal payments to be made between March 31, 2006 and December 31, 2008; and (iii) a financing agreement for the provision of up to $7.5 million in revolving financing and trade credit, subject to various restrictions and reductions, through the end of 2009. In March 2005, we paid $600,000 for the remaining 50.9% of StarBand shares then held by certain Israeli banks. In addition, in the event certain events occur before December 31, 2007, including the sale of StarBand shares, the sale of substantially all of StarBand’s assets to a third party, the merger with a third party or the dissolution of StarBand, we have agreed to pay the banks an amount equal to fifty percent of the consideration received by us, directly or indirectly, as a result of such events. We have consolidated StarBand into our financial statements as of January 1, 2004.

        rStar. In January 2001, following a tender offer, we became the owner of 51% of the outstanding shares of rStar (a then publicly traded NASDAQ company) at a cost of approximately $51 million. In May 2001, rStar issued 19,396,552 shares of its common stock to us in full satisfaction of the approximately $45 million of outstanding capital lease obligations due to Spacenet Inc. ,which resulted in our increasing our shareholdings in rStar to approximately 66%. In August 2002, we increased our ownership interest to approximately 85%. In December 2003, we entered into an agreement with certain rStar stockholders to acquire an additional 9.3% of rStar’s shares for $0.60 per share. In April 2004, immediately following such transaction, we effected a short-form merger and acquired the remaining shares of rStar. rStar is a holding company for most of our service entities in Latin America.

Backlog

        Our 2006 year-end backlog for equipment sales and revenues from multi-year service contracts for our VSAT products was approximately $209 million, up from approximately $206 million at year-end 2005. Backlog does not include revenues from future traffic on our rural networks, future revenues from subscribers from our consumer and enterprise operation and other cancelable agreements. Backlog is not necessarily indicative of future sales. Many of our contracts can be terminated at the convenience of the customer. In addition, some of our contracts may include product specifications that require us to complete additional product development. Any inability to meet the specifications or complete the product development could lead to a termination of the related contract.

Patents and Intellectual Property

        We currently rely on a combination of patent, trade secret, copyright and trademark law, together with non-disclosure agreements and technical measures, to establish and protect proprietary rights in our products. Our patent portfolio includes 55 patents issued (24 U.S. and 31 foreign patents), 11 U.S. utility patent applications, 3 U.S. provisional patent applications and 12 foreign applications pending. All of the patents and applications that were developed and/or owned by our subsidiaries have been formally transferred to the parent company and are now controlled by us. In addition, we have filed patent applications with respect to our SkyEdge family of products, as well as patents concerning a range of other inventions. As part of our patent program, we intend to file additional patent applications on an ongoing basis.

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

Government Regulations

        Regulatory Overview

        The international telecommunications environment is highly regulated. As a provider of communications services in the U.S., we are subject to the regulatory authority of the U.S., primarily the FCC. We are also subject to regulation by the national communications authorities of other countries in which we provide service. Each of these entities can potentially impose operational restrictions on us. The changing policies and regulations of the U.S. and other countries will continue to affect the international telecommunications industry. We cannot predict the impact that these changes will have on our business or whether the general deregulatory trend in recent years will continue. We believe that continued deregulation would be beneficial to us, but also could reduce the limitations facing many of our existing competitors and potential new competitors.

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

        United States Regulation

        All entities that use radio frequencies to provide communications services in the U.S. are subject to the jurisdiction of the FCC under the Communications Act of 1934, as amended, or the Communications Act. The Communications Act prohibits the operation of satellite earth station facilities and VSAT systems such as those operated by us except under licenses issued by the FCC. Major changes in earth station or VSAT operations require modifications to the FCC licenses, which must also be approved by the FCC. The licenses we hold are granted for ten-year terms. The FCC generally renews satellite earth station and VSAT licenses routinely, but we cannot guarantee that our licenses will be renewed at their expiration dates or that such renewals will be for full terms. In addition, certain aspects of our business may be subject to state and local regulation including, for example, local zoning laws affecting the installation of satellite antennas.

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

Our significant subsidiaries

        We own a number of subsidiaries and affiliated companies that provide marketing and sales support, sell our VSAT products or provide related services. The following table sets forth our significant subsidiaries, as of March 1, 2007:

Company	Place of Incorporation	Ownership Interest

Spacenet Inc.	United States	100%
Gilat Colombia S.A. E.S.P	Colombia	100%
Gilat to Home Peru S.A	Peru	100%

Facilities

        Our headquarters are located in a modern office park which we own in Petah Tikva, Israel. This facility is comprised of approximately 380,000 square feet of office space.

        We have network operations centers in Marietta, Georgia and shared hub facilities in Chicago, Illinois, Peru and Colombia, from which we perform network services and customer support functions 24 hours a day, 7 days a week, 365 days a year.

        We lease approximately 160,000 square feet of office space in McLean, Virginia. These offices house our personnel and also contain one of our U.S. shared hub centers. In 2000 and 2002, we purchased and developed facilities on approximately 140,400 square feet of land in Backnang, Germany. Since May, 2002, these facilities are leased to a third party.

        We also maintain facilities in Plano, Texas, Chicago, Illinois, Marietta, Georgia and in Brazil, Colombia, Mexico, and Peru, along with representative offices in Beijing, Melbourne, Pretoria, Bangkok, New Delhi, Almaty, Jakarta and Moscow and small facilities in other locations throughout the world.

        We believe our facilities to be adequate for our needs.

ITEM 4A	UNRESOLVED STAFF COMMENTS

        Not applicable.

ITEM 5:	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

        We are a leading global provider of Internet Protocol, or IP, based digital satellite communication and networking products and services. We design, produce and market VSATs, or very small aperture terminals, and related VSAT network equipment. VSATs are earth-based terminals that transmit and receive broadband, Internet, voice, data and video via satellite. VSAT networks have significant advantages to wireline and wireless networks, as VSATs can provide highly reliable, cost effective, end-to-end communications regardless of the number of sites or their geographic locations.

        We have a large installed customer base and have shipped more than 670,000 VSAT units to customers in over 85 countries on six continents since 1989. We have 16 sales and service offices worldwide and two call centers to support our customers. Our products are primarily sold to communication service providers and operators that use VSATs to serve enterprise, government and residential users. Also, in the U.S. and certain countries in Latin America, we provide services directly to end users in various market segments.

        We currently operate three complementary, vertically-integrated business units:

        GNS is a provider of VSAT-based networks and associated professional services, including turnkey and management services, to telecom operators worldwide.

        Spacenet provides satellite network services to enterprises, small office/home office, or SOHOs, and residential customers in the U.S.

        SRC provides telephony, Internet and data services primarily for rural communities in emerging markets in Latin America under projects that are subsidized by government entities.

Financial Background

        We were incorporated in 1987 and began trading on the NASDAQ Stock Market in 1993. After a general decline in the economy and a decline in our business in 2001 and 2002, we commenced an arrangement in October 2002 to restructure our debt with holders of our convertible bonds, bank lenders (the largest of which was Bank Hapoalim) and other creditors, which was successfully completed in March 2003. Our financial condition in early 2003 continued to negatively impact our sales. At that time, our management and board of directors went through significant change. During these years, new management imposed lay-offs and budget cuts and embarked on an effort to streamline our operations in order to increase efficiency and reduce costs.

        As a result of the above arrangement, in March 2003, we reduced our principal debt by approximately $309 million, which included $12 million of accrued interest. The arrangement significantly increased our shareholders’ equity, reduced our debt and reduced our financing costs.

        In November 2003, we concluded an exchange offer pursuant to which the majority of the holders of the notes that we issued in March 2003 (as partial consideration for the exchange of $350 million of 4.25% convertible subordinated notes) converted their new notes into equity, further reducing our debt by approximately $76.0 million, which included $2.3 million of accrued interest.

        In April 2004, we revised the terms of our loan from Bank Hapoalim, to whom we owed a principal debt amount of $71.4 million. As part of this amendment, we granted Bank Hapoalim a right to receive warrants for the purchase of our ordinary shares. The aggregate maximum exercise amount to be paid under the warrants was equal to the outstanding balance on the loan payable by us, including accrued interest.

        In July 2005, Bank Hapoalim assigned the outstanding loan held by it to York. At that time, our then CEO and Chairman of the Board resigned and was replaced by our co-founder Amiram Levinberg. Five other board members were also replaced. Our revenues declined 13.3% from $241 million in 2004 to $209 million in 2005. The primary reason for the decline in product and service revenues was due to our increased focus on higher margin sales and recurring revenue business opportunities, while we eliminated other less profitable business opportunities.

        On September 27, 2006, York exercised its right to have us issue it warrants in the amount of the loan and accrued interest and immediately exercised its option to convert the warrants into shares at $6.75 per share. This resulted in the issuance of approximately 10.6 million ordinary shares to York. As a result of the conversion, our liabilities were reduced by approximately $68.1 million, including approximately $1.0 million of accrued interest and net of the approximately $3.3 million of the unamortized balance representing the fair value of change in conversion feature. Our shareholders’ equity increased by the same amount. No profit or loss was recorded as a result of the conversion.

        In December, 2006, we completed a public offering of 8,050,000 of our ordinary shares at a price to the public of $8.50 per share. Of such shares, 5,016,667 ordinary shares were sold by us and the remaining shares were sold by York. We received net proceeds of approximately $39.9 million from the offering.

General

        The selected financial information as of December 31, 2006, December 31, 2005 and December 31, 2004 have been derived from our consolidated audited financial statements, which include all adjustments consisting of normal recurring accruals that we consider necessary for a fair presentation of the financial position and the results of operations for these periods. Our financial statements have been prepared in accordance with accounting principles generally accepted in the U.S.

Financial Statements in U.S. dollars

        The currency of the primary economic environment in which most of our operations are conducted is the U.S. dollar and, therefore, we use the U.S. dollar as our functional and reporting currency. Transactions and balances originally denominated in U.S. dollars are presented at their original amounts. Gains and losses arising from non-U.S. dollar transactions and balances are included in the consolidated statements of operations. The financial statements of foreign subsidiaries, whose functional currency has been determined to be their local currency, have been translated into U.S. dollars. Assets and liabilities have been translated using the exchange rates in effect at the balance sheet date. Statements of operations amounts have been translated using a specific exchange rate for each transaction. The resulting translation adjustments are reported as a component of shareholders’ equity in accumulated other comprehensive income (loss).

Critical Accounting Policies and Estimates

        The preparation of the financial information in conformity with generally accepted accounting principles requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on going basis, we evaluate our estimates, mainly related to account receivables, inventories, deferred charges, long-lived assets, restructuring charges, revenues, stock based compensation relating to options and contingencies. We base our estimates on historical experience and on various other assumptions, including assumptions of third parties that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

        We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our unaudited consolidated financial information included in this prospectus:

        Revenues. We generate revenues mainly from the sale of products and services for satellite-based communications networks. Sale of products includes mainly the sale of VSATs and hubs. Service revenues include access to and communication via satellites, or space segment, installation of network equipment, telephone services, internet services, consulting, on-line network monitoring, network maintenance and repair services. We sell our products primarily through our direct sales force and indirectly through resellers. Sales consummated by our sales force and sales to resellers are considered sales to end-users.

        Revenues from product sales are recognized in accordance with SEC Staff Accounting Bulletin, or SAB, No. 104, “Revenue Recognition”, or SAB No. 104, when delivery has occurred, persuasive evidence of an agreement exists, the vendor’s fee is fixed or determinable, no further obligation exists and collectability is probable, when significant accepted provision is included in the arrangement. Revenues are deferred until the acceptance occurs. Generally, we do not grant rights of return. Service revenues are recognized ratably over the period of the contract or as services are performed, as applicable.

        In accordance with Emerging Issues Task Force, or EITF, Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables, or EITF 00-21, a multiple-element arrangement (an arrangement that involves the delivery or performance of multiple products, services and/or rights to use assets) is separated into more than one unit of accounting, if the functionality of the delivered element(s) is not dependent on the undelivered element(s), there is vendor-specific objective evidence (VSOE) of fair value of the undelivered element(s) and delivery of the delivered element(s) represents the culmination of the earnings process for those element(s). If these criteria are not met, the revenue is deferred until such criteria are met or until the period in which the last undelivered element is delivered. If there is VSOE for all units of accounting in an arrangement, the arrangement consideration is allocated to the separate units of accounting based on each unit’s relative VSOE.

        Revenues from products under sales-type-lease contracts are recognized in accordance with SFAS No. 13, “Accounting for Leases”, or SFAS No. 13, upon installation or upon shipment, in cases where the customer obtains its own or other’s installation services. The net investments in sales-type-leases are discounted at the interest rates implicit in the leases. The present values of payments due under sales-type-lease contracts are recorded as revenues at the time of shipment or installation, as appropriate. Future interest income is deferred and recognized over the related lease term as financial income.

        Revenues from products and services under operating leases of equipment are recognized ratably over the lease period, in accordance with SFAS No. 13.

        Deferred product revenue generally relates to acceptance provisions that have not been met, partial shipment or when the Company does not have VSOE of fair value on the undelivered items. In general, when deferred revenues are recognized as revenues, the associated deferred costs are also recognized as cost of sales.

        Cost of Revenues. Cost of revenues, for both products and services, includes the cost of system design, equipment, satellite capacity, customer service, interconnection charges and third party maintenance and installation. Generally, for equipment contracts, cost of revenues is expensed as revenues are recognized. For network service contracts, cost of revenues is expensed as revenues are recognized over the term of the contract. For maintenance contracts, cost of revenues is expensed as the maintenance cost is incurred over the term of the contract. At each balance sheet date, we evaluate our inventory balance for excess quantities and obsolescence. This evaluation includes an analysis of sales levels by product and projections of future demand. In addition, we write off inventories that are considered obsolete. Remaining inventory balances are adjusted to the lower of cost or market value. If future demand for our old or new products or market conditions is less favorable than our projections, inventory write-offs may be required and would be reflected in cost of revenues for such period.

        Accounts Receivable and Allowance for Doubtful Accounts. We are required to estimate our ability to collect our trade receivables. A considerable amount of judgment is required in assessing their ultimate realization. We provided allowance for our receivables relating to customers that were specifically identified by our management as having difficulties paying their respective receivables. This provision is in addition to a small portion of general allowance which we have provided to cover additional potential exposures. If the financial condition of our customers deteriorates, resulting in their inability to make payments, additional allowances may be required. These estimates are based on historical bad debt experience and other known factors. If the historical data we used to determine these estimates does not properly reflect future realization, additional allowances may be required.

        Inventory Valuation. We are required to state our inventories at the lower of cost or market value. In assessing the ultimate realization of inventories, we are required to make judgments as to future demand requirements and compare that with the current or committed inventory levels.

        Impairment of Intangible Assets, Long-Lived Assets and Investment in Affiliated Companies. We periodically evaluate our intangible assets, long-lived assets and investments in affiliates for potential impairment indicators. Our judgments regarding the existence of impairment indicators are based on legal factors, market conditions and operational performance of our acquired businesses and investments.

        Our long-lived assets are reviewed for impairment annually and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. In measuring the recoverability of assets, we are required to make estimates and judgments in assessing our five year forecast and cash flows, which is the estimated useful life of our current primary assets, and compare that with the carrying amount of the assets. Additional significant estimates used by management in the methodologies used to assess the recoverability of our long-lived assets include estimates of future short-term and long-term growth rates, market acceptance of products and services, our success in winning bids and other judgmental assumptions, which are also affected by factors detailed in our risk factors section in this prospectus. If these estimates or the related assumptions change in the future, we may be required to record impairment charges for our long-lived assets.

        Our investments in other companies are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable.

        Future events could cause us to conclude that impairment indicators exist and that additional intangible assets and long-lived assets associated with our acquired businesses and our long-lived assets are impaired. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

        Restructuring and Other Non-Recurring Charges. During fiscal year 2003, we recorded significant charges in connection with our restructuring plans. These restructuring charges include estimates pertaining to contractual obligations and primarily facilities-related operating leases. We estimated facility exit costs for certain under-utilized facilities and made assumptions regarding a sublessee’s future rental rate, as well as the amount of time required to identify a sublessee. Such liabilities were recorded at fair value and are updated for any changes in fair value every period. Our restructuring charge would have been higher had we assumed a lower future rental rate or a longer period of time required to identify a sublessee.

        Legal and Other Contingencies. We are currently involved in certain legal and other proceedings and are also aware of certain tax and other legal exposures relating to our business. We are required to assess the likelihood of any adverse judgments or outcomes of these proceedings or contingencies as well as potential ranges of probable losses. A determination of the amount of accruals required, if any, for these contingencies is made after careful analysis. The accounting treatment for such proceedings is prescribed by the Statement of Financial Accounting Standards No. 5, “Accounting for Contingencies,” or SFAS No. 5. SFAS No. 5 defines a contingency as “an existing condition, situation, or set of circumstances involving uncertainty as to possible gain or loss to an enterprise that will ultimately be resolved when one or more future events occur or fail to occur.” In accordance with SFAS No. 5, accruals for exposures or contingencies are being provided when the expected outcome is probable and when the amount of loss can be reasonably estimated. It is possible, however, that future results of operations for any particular quarter or annual period could be materially affected by changes in our assumptions, the actual outcome of such proceedings or as a result of the effectiveness of our strategies related to these proceedings.

        Accounting for Stock-Based Compensation. On January 1, 2006, we adopted the provisions of Statement of Financial Accounting Standard (“SFAS”) No. 123(R), “Share-Based Payment,” which requires us to measure all employee stock-based compensation awards using a fair value method and recognize such expense in our consolidated financial statements. We adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard starting from January 1, 2006. We estimate the fair value of stock options granted using the Black-Scholes option pricing model. Prior to the adoption of SFAS 123(R), we accounted for equity-based awards to employees and directors using the intrinsic value method in accordance with APB No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) as allowed under SFAS 123. Non-cash share-based compensation of $3.8 million was recorded in 2006. As of December 31, 2006, there was $2.2 million of total unrecognized compensation cost related to non-vested share-based awards granted under our stock option plans. That cost is expected to be recognized over a weighted average period of 1.2 years.

Year ended December 31, 2006 Compared to Year ended December 31, 2005

        Revenues. Revenues for the years ended December 31, 2006 and 2005 for our three business segments are as follows:

	Year Ended December 31,			Year Ended December 31,
	2006	2005	Percentage	2006	2005
	U.S. dollars in thousands		change	Percentage of revenues

GNS
Equipment	$118,147	$83,033	42.3%	47.5%	39.7%
Services	17,861	15,220	17.4%	7.2%	7.3%

	136,008	98,253	38.4%	54.7%	47.0%

Spacenet
Equipment	24,312	15,424	57.6%	9.8%	7.4%
Services	69,311	70,772	(2.1)%	27.9%	33.8%

	93,623	86,196	8.6%	37.7%	41.2%

SRC
Equipment	1,700	4,666	(63.6)%	0.7%	2.2%
Services	37,170	35,891	3.6%	14.9%	17.1%

	38,870	40,557	(4.2)%	15.6%	19.3%

Intercompany Adjustments
Equipment	18,066	14,418	25.3%	7.3%	6.9%
Services	1,725	1,193	44.6%	0.7%	0.6%

	19,791	15,611	26.8%	8.0%	7.5%

Total
Equipment	126,093	88,705	42.1%	50.7%	42.4%
Services	122,617	120,690	1.6%	49.3%	57.6%

Total	$248,710	$209,395	18.8%	100.0%	100.0%

        The increase in our revenues in the year ended December 31, 2006 is principally attributable to increased equipment sales. GNS accounted for approximately $37.8 million of the increase, mainly due to government and universal service obligations, or USOs, projects in Latin America, Russia and Africa. The increase was in line with our business strategy to focus on expanding our solutions and services across the value chain by offering project implementation, turnkey solutions and value-added products and services. In addition, Spacenet accounted for approximately $7.4 million of the increase in revenues, mainly due to sales to lottery operators.

        Intercompany adjustments reflect the elimination of sales by GNS to the other business segments.

        Gross profit. The gross profit of our three business segments for the years ended December 31, 2006 and 2005 was as follows:

	Year Ended December 31,		Year Ended December 31,
	2006	2005	2006	2005
	U.S. dollars in thousands		Percentage of revenues per segment

GNS
Equipment	$55,752	$42,148	47.2%	50.8%
Services	8,172	8,366	45.8%	55.0%

	63,924	50,514	47.0%	51.4%

Spacenet
Equipment	3,218	1,404	13.2%	9.1%
Services	13,132	11,457	18.9%	16.2%

	16,350	12,861	17.5%	14.9%

SRC
Equipment	1,555	3,913	91.5%	83.9%
Services	7,222	4,257	19.4%	11.9%

	8,777	8,170	22.6%	20.1%

Intercompany
adjustments	1,314	4,631	6.6%	29.7%

Total Gross Profit	$90,365	$76,176	36.3%	36.4%

        Our gross profit margin remained at approximately 36% for the years ended December 31, 2006 and 2005. Gross profit increased by approximately $14.2 million as a result of the increase in our revenues. Spacenet’s gross margin increased from 14.9% in 2005 to 17.5% in 2006, mainly as a result of the increase in equipment sales to lottery operators and improved efficiency in our service costs as a result of integrating the operations of StarBand into those of Spacenet. GNS’s gross profit increased by approximately $13.4 million, while the gross margin decreased, mainly due to an increase in the size of transactions and volume of VSATs which carry lower margins, and to a general downward pressure on prices in the industry. In addition, during 2006, we wrote-off approximately $1.2 million of excess inventory compared to approximately $0.6 million in 2005.

        When reported by segment, the results of Spacenet and SRC are presented based upon transfer prices. The intercompany adjustments line reflects the intercompany profits that were realized in order to adjust the transfer price to our cost.

        Research and development expenses, net. All of our research and development expenses are incurred by our GNS business segment. Our research and development expenses for the years ended December 31, 2006 and 2005 are as follows:

	Year Ended December 31,			Year Ended December 31,
	2006	2005	Percentage	2006	2005
	U.S. dollars in thousands		change	Percentage of revenues per segment

Expenses incurred	$15,687	$16,944	(7.4)%	11.5%	17.2%
Less - grants	2,045	2,950	(30.7)%	1.5%	3.0%

Total	$13,642	$13,994	(2.5)%	10.0%	14.2%

        Net research and development costs decreased by approximately $0.4 million in the year ended December 31, 2006 compared to 2005. The decrease was mainly due to our sale of a wholly owned subsidiary, Deterministic Networks Inc., in September 2005 and a decrease in the level of depreciation and amortization, offset by the reduced amount of grants received from SES Global due to our completion of the research and development project performed on behalf of SES Global in 2005.

        Selling and marketing expenses. The selling and marketing expenses of our three business segments for the years ended December 31, 2006 and 2005 are as follows:

	Year Ended December 31,			Year Ended December 31,
	2006	2005	Percentage	2006	2005
	U.S. dollars in thousands		change	Percentage of revenues per segment

GNS	$24,984	$20,000	24.9%	18.4%	20.4%
Spacenet	9,403	9,668	(2.7)%	10.0%	11.2%
SRC	2,088	1,661	25.7%	5.4%	4.1%

Total	$36,475	$31,329	16.4%	14.7%	15.0%

        Selling and marketing expenses increased by approximately $5.1 million in the year ended December 31, 2006, compared to 2005. This increase is attributable mainly to approximately $4.5 million of increased expenses associated with our increased revenues in 2006 and the adoption of SFAS 123(R) on January 1, 2006, resulting in non-cash compensation expenses of approximately $1.4 million. These increases were offset mainly by a reduction in other expenses in Spacenet’s operations due to the operational merger of StarBand and Spacenet Inc in 2005.

        General and administrative expenses. The general and administrative expenses of our three business segments for the years ended December 31, 2006 and 2005 are as follows:

	Year Ended December 31,			Year Ended December 31,
	2006	2005	Percentage	2006	2005
	U.S. dollars in thousands		change	Percentage of revenues per segment

GNS	$11,314	$11,290	0.2%	8.3%	11.5%
Spacenet	9,528	11,493	(17.1)%	10.2%	13.3%
SRC	5,958	6,682	(10.8)%	15.3%	16.5%

Total	$26,800	$29,465	(9.1)%	10.8%	14.1%

        General and administrative expenses decreased by approximately $2.7 million in 2006, compared to 2005. This decrease is attributable mainly to reduced administrative expenses of approximately $2.9 million in our Spacenet operations as a result of the operational merger of StarBand and Spacenet in 2005, reduced legal and professional fees of approximately $0.9 million and a reduction in depreciation and amortization expenses of approximately $0.8 million. These decreases were offset in part by the adoption of SFAS 123(R) on January 1, 2006, resulting in non-cash compensation expenses of approximately $2.0 million.

        Financial expenses, net. In the year ended December 31, 2006, we had financial expenses of approximately $0.7 million, compared to approximately $2.7 million in 2005. The decrease in our financial expenses is mainly attributable to a $2.4 million increase in net interest income from bank deposits, due to an increase in Libor rates and increased cash balances, and a decrease in interest expenses on long-term loans in the amount of approximately $1.2 million, mainly due to the conversion of the convertible loan from York at the end of September 2006. This decrease in our financial expenses was offset in part by reduced interest income relating to a capital lease of approximately $0.8 million and approximately $0.5 million of amortization expenses related to the fair value of the modification of the conversion feature relating to the loan from York.

        Taxes on income. Taxes on income in 2006 were approximately $2.4 million compared to approximately $3.1 million in 2005. The decrease is principally attributable to tax expenses recorded in 2005 in connection with a settlement with the Israeli Tax Authorities of approximately $1.2 million. Although our income before taxes increased, our tax expenses did not change materially because the increase in income was primarily attributable to reduced losses by some of our subsidiaries.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

        Revenues. Revenues for the year ended December 31, 2005 and 2004 for our three business segments were as follows:

	Year Ended December 31,			Year Ended December 31,
	2005	2004	Percentage	2005	2004
	U.S. dollars in thousands		change	Percentage of revenues

GNS
Equipment	$83,033	$98,282	(15.5)%	39.7%	40.7%
Services	15,220	20,066	(24.1)%	7.3%	8.3%

	98,253	118,348	(17.0)%	47%	49.0%

Spacenet
Equipment	15,424	15,821	(2.5)%	7.4%	6.6%
Services	70,772	72,994	(3.0)%	33.8%	30.2%

	86,196	88,815	(2.9)%	41.2%	36.8%

SRC
Equipment	4,666	1,711	172.7%	2.2%	0.7%
Services	35,891	50,532	(29.0)%	17.1%	20.9%

	40,557	52,243	(22.4)%	19.3%	21.6%

Intercompany Adjustments
Equipment	14,418	15,692	(8.1)%	6.9%	6.5%
Services	1,193	2,216	(46.1)%	0.6%	0.9%

	15,611	17,908	(12.8)%	7.5%	7.4%

Total
Equipment	88,705	100,122	(11.4)%	42.4%	41.5%
Services	120,690	141,376	(14.6)%	57.6%	58.5%

Total	$209,395	$241,498	(13.3)%	100.0%	100.0%

        Revenues in 2005 were derived 42.4% from equipment and 57.6% from services. In 2004, our revenues were derived 41.5% from equipment and 58.5% from services. The decrease in service revenues in 2005 is attributed to the following factors: (i) a decrease of approximately $17 million in revenues from Spacenet Rural Communications as a result of the close of our operation of the GESAC network in Brazil which had a low operational margin, offset by an increase in subsidy and traffic revenues from the Compartel project in Colombia; and (ii) a decrease in the sale of services in our GNS operation. The decrease in equipment sales is attributed to: (a) an increased number of sales in 2005 which are comprised of transactions that include the provision of bundled equipment, solutions and services, which are recognized over the period in which services are provided; and (b) overall industry-wide price reductions.

        Gross profit. The gross profit of our three business segments for the years ended December 31, 2005 and 2004 was as follows:

	Year Ended December 31,		Year Ended December 31,
	2005	2004	2005	2004
	U.S. dollars in thousands		Percentage of revenues per segment

GNS
Equipment	$42,148	$45,374	50.8%	46.2%
Services	8,366	11,581	55.0%	57.7%

	50,514	56,955	51.4%	48.1%

Spacenet
Equipment	1,404	438	9.1%	2.8%
Services	11,457	9,899	16.2%	13.6%

	12,861	10,337	14.9%	11.6%

SRC
Equipment	3,913	477	83.9%	27.9%
Services	4,257	1,568	11.9%	3.1%

	8,170	2,045	20.1%	3.9%

Intercompany
Adjustments	4,631	7,766	29.7%	43.4%

Total Gross Profit	$76,176	$77,103	36.4%	31.9%

        The increase in our gross profit margin from 31.9% in 2004 to 36.4% in 2005 can be attributed mainly to the following factors: (i) reduced operating expenses in our Spacenet Inc. operations, mainly relating to lower space segment expenses, the operational merger of StarBand and Spacenet Inc. and lower depreciation and amortization expenses; (ii) in Spacenet Rural Communications, since the GESAC project embedded a very low margin, the shut down of its operation increased our services gross margin; (iii) in our GNS segment, we experienced higher profit margins and decreased wages and overhead costs due to a reduction in headcount worldwide in 2005; and (iv) also in GNS, in 2004, we wrote off $2 million of excess inventory as part of our cost of goods sold compared to approximately $0.6 million in 2005.

        When reported by segment, the results of Spacenet and Spacenet Rural Communications are presented based upon transfer prices. The consolidation line reflects the intercompany profits that have been realized in order to adjust the transfer price to our cost.

Research and Development Expenses:

	Year Ended December 31,			Year Ended December 31,
	2005	2004	Percentage	2005	2004
	U.S. dollars in thousands		change	Percentage of revenues per segment

GNS
Expenses incurred	$16,944	$18,157	(6.7)%	17.2%	15.3%
Less - grants	2,950	5,255	(43.9)%	3.0%	4.4%

Total GNS	13,994	12,902	8.5%	14.2%	10.9%

Spacenet
Expenses incurred	-	977	(100.0)%	-	1.1%
Less - grants	-	-	-	-	-

Total Spacenet	-	977	(100.0)%	-	1.1%

Total	$13,994	$13,879	0.8%	6.7%	5.7%

        Net research and development costs increased slightly in 2005, primarily due to a lower amount of grants received from (a) SES Global, due to the completion of the research and development project performed on their behalf; and (b) the Office of the Chief Scientist, due to a decrease in their overall budget; offset by (i) the transfer of the remaining research and development operations from Spacenet Inc. to our GNS segment in Israel at the beginning of 2005, which eliminated research and development costs in Spacenet Inc. and did not significantly increase research and development costs in Israel; (ii) a decrease in the level of depreciation and amortization; and (iii) the sale of Deterministic Networks Inc. in September 2005.

        Selling and marketing expenses. The selling and marketing expenses of our three business segments for the years ended December 31, 2005 and 2004 were as follows:

	Year Ended December 31,			Year Ended December 31,
	2005	2004	Percentage	2005	2004
	U.S. dollars in thousands		change	Percentage of revenues per segment

GNS	$20,000	$22,408	(10.7)%	20.4%	18.9%
Spacenet	9,668	8,888	8.8%	9.8%	7.5%
SRC	1,661	1,986	(16.4)%	1.7%	1.7%

Total	$31,329	$33,282	(5.9)%	15.0%	13.8%

        Selling and marketing expenses decreased by approximately $1.9 million in the year ended December 31, 2005, compared to 2004. This decrease was attributable mainly to reduced expenses associated with our decreased revenues in 2005.

        General and administrative expenses. The general and administrative expenses of our three business segments for the year ended December 31, 2005 and 2004 were as follows:

	Year Ended December 31,			Year Ended December 31,
	2005	2004	Percentage	2005	2004
	U.S. dollars in thousands		change	Percentage of revenues per segment

GNS	$11,290	$13,911	(18.8)%	11.5%	11.8%
Spacenet	11,493	11,874	(3.2)%	11.7%	10.0%
SRC	6,682	10,579	(36.8)%	6.8%	8.9%

Total	$29,465	$36,364	(19.0)%	14.1%	15.1%

        General and administrative expenses decreased by approximately $6.9 million in the year ended December 31, 2005, compared to 2004. This decrease is attributable mainly to having closed or reduced the size of certain regional offices in the amount of approximately $2.5 million, a reduction of lease expenses in an amount of $1.2 million due to increased subleasing of our premises in Israel, the completion of the GESAC project which resulted in layoffs and reduced expenses in an amount of approximately of $1.2 million, reduction in depreciation and amortization expenses of approximately $1.2 million and legal expenses of $0.6 million incurred in 2004 in connection with the emergence of StarBand from Chapter 11.

        Financial expenses, net. In 2005, we had financial expenses of approximately $2.7 million compared to approximately $0.3 million in 2004. The sharp increase in our financial expenses is mainly attributed to (i) an increase in the LIBOR interest rate, to which some of our loans are linked; and (ii) the modification of the Bank Hapoalim loan in April 2004 which led to an increase in the overall financial expenses recorded in 2005

        Taxes on income. Taxes on income decreased by approximately $1.3 million to approximately $3.1 million in 2005 compared to approximately $4.4 million in 2004, primarily due to a decrease in tax expenses in our Brazilian subsidiaries caused by a reduction of our activities in Brazil, offset by additional expenses recorded in connection with our Israeli tax settlement in 2005.

        Equity in earnings of affiliated companies. Equity in earnings of affiliated companies was approximately $0.4 million in 2005, compared to approximately $1.2 million in 2004. The equity in earnings included the collection of amounts reserved in prior years.

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

        Annual and quarterly fluctuations in our results of operations may be caused by the timing and composition of orders by our customers and the timing of our ability to recognize revenues. Our future results may also be affected by a number of factors, including our ability to continue to develop, introduce and deliver new and enhanced products on a timely basis and expand into new product offerings at competitive prices, to anticipate effectively customer demands and to manage future inventory levels in line with anticipated demand. Our results may also be affected by currency exchange rate fluctuations and economic conditions in the geographical areas in which we operate. In addition, our revenues may vary significantly from quarter to quarter as a result of, among other factors, the timing of new product announcements and releases by our competitors and us. We can not be certain that revenues, gross profit and net income (or loss) in any particular quarter will not vary from the preceding or comparable quarters. Our expense levels are based, in part, on expectations as to future revenues. If revenues are below expectations, operating results are likely to be adversely affected. In addition, a substantial portion of our expenses are fixed (i.e. space segment, lease payments), and adjusting the expenses in cases where revenues drop unexpectedly often takes considerable time. As a result, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Due to all of the foregoing factors, it is possible that in some future quarters our revenues or operating results will be below the expectations of public market analysts or investors. In such event, the market price of our shares would likely be materially adversely affected.

        Our business historically has not been affected by seasonal variations.

Liquidity and Capital Resources

        Since inception, our financing requirements have been met through cash from funds generated by private equity investments, public offerings, issuances of convertible notes, bank loans, operations, as well as funding from research and development grants. In addition, we also finance our operations through available credit facilities as discussed below. We have used available funds primarily for working capital, capital expenditures and strategic investments.

        As of December 31, 2006, we had cash and cash equivalents of $149.5 million, short-term and long-term restricted cash of $11.5 million, short-term and long-term restricted cash held in trustees’ accounts of $22.8 million and short-term bank credits of $1.2 million. As of December 31, 2005, we had cash and cash equivalents of $74.9 million, short-term bank deposits of $3.3 million, short-term and long-term restricted cash of $22.5 million, short-term and long-term restricted cash held in trustees’ accounts of $20.3 million and short-term bank credits of $8.2 million.

        The $22.8 million of restricted cash held in a trustee’s accounts relates to funds collected from two of our large projects in Colombia, which are divided into seven different regions and contracts. The release of these funds from the trust is dependent both on a schedule of payments and on the achievement of operational milestones. However, in the event that we do not meet certain milestones, or if the bids are terminated unilaterally by the government of Colombia, we may be unable to receive this restricted cash.

        As of December 31, 2006, our accumulated debt was approximately $45.2 million, comprised of long-term loans of $28.9 million and convertible subordinates notes of approximately $16.3 million.

        Our credit agreements contain various restrictions and limitations that may impact us, including pledges on our assets and property. These restrictions and limitations relate to incurrence of indebtedness, contingent obligations, liens, mergers and acquisitions, asset sales, dividends and distributions, redemption or repurchase of equity interests, certain debt payments and modifications of loans and investments.

        The following table summarizes our cash flows for the periods presented:

	December 31,
	2006	2005
	U.S. dollars in thousands

Net cash provided by operating activities	$37,824	$3,290
Net cash provided by (used in) investing activities	8,312	(893)
Net cash provided by (used in) financing activities	28,169	(3,592)
Effect of exchange rate changes on cash and cash equivalents	311	353

Net increase (decrease) in cash and cash equivalents	74,616	(842)
Cash and cash equivalents at beginning of the period	74,929	75,771

Cash and cash equivalents at end of the period	$149,545	$74,929

        Our cash and cash equivalents increased by $74.6 million during the year ended December 31, 2006 as a result of the following:

        Operating activities. Cash provided by operating activities was approximately $37.8 million mainly due to an increase in other accounts payable and other long-term liabilities in the amount of $33.2 million mainly due to strong collections of advances from customers and growth in our deferred revenues and positive net cash flow provided by other operating activities in the amount of $16.4 million. The above was offset in part by an increase in inventories of approximately $11.8 million to support the higher demand for our products.

        Investing activities. Cash provided by investing activities was approximately $8.3 million, mainly from net proceeds of restricted cash (including long-term) of approximately $11.1 million, proceeds from short-term bank deposits of approximately $3.3 million, proceeds from sale of property and equipment of approximately $1.6 million and net proceeds from loans to employees of approximately $0.3 million, net of purchase of property and equipment in the amount of approximately $6.5 million and a net investment in restricted cash held by trustees in the amount of approximately $1.6 million.

        Financing activities. Cash provided by financing activities was approximately $28.2 million, primarily from proceeds of approximately $40.2 million from the offering completed in December 2006 and proceeds of approximately $3.6 million from the exercise of options, net of repayment of approximately $8.7 million of long-term loans and $7.0 million of short-term bank credits.

        Our cash and cash equivalents decreased by $0.8 million during the year ended December 31, 2005 as a result of the following:

        Operating activities. Cash provided by operating activities was approximately $3.3 million mainly from a decrease in other assets (short-term, long-term and deferred charges) of approximately $6.7 million and positive net cash flow provided by other operating activities in the amount of $6.5 million, net of an increase in inventories of approximately $5.2 million and a decrease of $4.7 million of accrued expenses.

        Investing activities. Cash used in investing activities was approximately $0.9 million, mainly from net loans provided to employees of approximately $3.6 million, purchase of property and equipment approximately $3.6 million, investment in short-term bank deposits of approximately $3.3 million and net investment of restricted cash (including long-term) of approximately $0.8 million, net of net proceeds from restricted cash held by trustees of approximately $9.8 million and other investing activities of approximately $0.5 million.

        Financing activities. Cash used in financing activities was approximately $3.6 million, mainly due to repayment of $8.8 million of long-term loans (including long-term convertible loan) net of an approximately $4.0 million increase in short-term bank credit and proceeds of $1.2 million from the exercise of options.

        As of December 31, 2006, our short and long term obligations were as follows:

Contractual Obligations	Payments due by period (in thousands)
	Total	2007	2008-2009	2010-2011	2012 and after

Long-term loans *	$28,855	$6,537	$8,644	$8,714	$4,960
Convertible subordinated notes	16,333	-	-	1,708	14,625
Accrued interest related to restructured
debt (including $703 as short term
accrued expenses)	3,850	703	1,306	1,256	585
Capital lease obligations	74	74	-	-	-
Operating lease	117,235	24,154	28,440	20,196	44,445
Other long-term debt	4,729	649	748	500	2,832
Total contractual cash obligations	$171,076	$32,117	$39,138	$32,374	$67,447

(*) Future interest payments are not included due to variability in interest rates

Off Balance Sheet Arrangements

        At times, we guarantee the performance of our work to some of our customers, primarily government entities. Guarantees are often required for our performance during the installation and operational periods of long-term rural telephony projects such as in Latin America, and for the performance of other projects (government and corporate) throughout the rest of the world. The guarantees typically expire when certain operational milestones are met. In addition, from time to time, we provide corporate guarantees to guarantee the performance of our subsidiaries. No guarantees have ever been exercised against us.

        As of December 31, 2006, the aggregate amount of bank guarantees outstanding in order to secure our various performance obligations was approximately $12.2 million, comprised mainly of performance guarantees provided on behalf of our subsidiary in Peru, in an amount of approximately $7.6 million. We have restricted cash as collateral for these guarantees in an amount of approximately $4.0 million.

        We have provided bank guarantees mainly for certain leases for our offices worldwide, which are secured by restricted cash in the amount of approximately $5.7 million.

Impact of Inflation and Currency Fluctuations

        While most of our sales and service contracts are in U.S. dollars and most of our expenses are in U.S. dollars and NIS, portions of our projects in Latin America are linked to their respective local currencies. The foreign exchange risks are often significant due to fluctuations in local currencies relative to the U.S. dollar.

        The U.S. dollar cost of our operations in Israel is influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a devaluation of the NIS in relation to the U.S. dollar. The influence on the U.S. dollar cost of our operations in Israel relates primarily to the cost of salaries in Israel, which are paid in NIS and constitute a substantial portion of our expenses in NIS. In 2006, there was deflation in Israel of 0.1% and the NIS appreciated in relation to the U.S. dollar at a rate of 8.2%, from NIS 4.603 per $1 on December 31, 2005 to NIS 4.225 per $1 on December 31, 2006. In the period ending in December 31, 2005 inflation in Israel was 2.4% while the NIS depreciated in relation to the U.S. dollar at a rate of 6.8%. If future inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of such devaluation lags behind increases in inflation in Israel, our results of operations may be materially adversely affected. In 2007, in order to limit these risks, we entered into a hedging agreement to cover certain of our exchange rate exposures.

        Regarding the changes in the value of other foreign currencies in relation to the U.S. dollar, our monetary balances that are not linked to the U.S. dollar impacted our financial expenses during 2006 and 2005. This is due to heavy fluctuations in currencies in certain regions of Latin America in which we do business. There can be no assurance that in the future our results of operations may not be materially adversely affected by other currency fluctuations.

Effective Corporate Tax Rate

        On January 1, 2003, a comprehensive tax reform took effect in Israel. Pursuant to the tax reform, resident companies are subject to Israeli tax on income accrued or derived in Israel or abroad. In addition, the concept of a “controlled foreign corporation” was introduced, according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary’s primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). The tax reform also substantially changed the system of taxation of capital gains. Following the reform, the capital gains tax rate applicable to us was decreased from 36% to 25%, while the allocation of the gain between the two periods is proportional to the holding periods until December 31, 2002, and after December 31, 2002. In 2005 and in 2006, the tax reform did not have any material effect on our liquidity, financial condition or results of operations.

        Israeli companies are subject to income tax on their worldwide income. Pursuant to tax reform legislation that came into effect in 2003, the corporate tax rate is to undergo staged reductions to 25% by the year 2010. In order to implement these reductions, the corporate tax rate is scheduled to decline from 31% in 2006, to 29% in 2007, 27% in 2008, and 26% in 2009. However, the effective tax rate payable by a company that derives income from an Approved Enterprise, discussed further below, may be considerably less.

        On April 1, 2005, an amendment to the Investment Law came into effect which significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility, such as provisions generally requiring that at least 25% of the approved enterprise’s income will be derived from export. A facility that is approved under the Amendment is called a “Benefited Enterprise.” Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits. However, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as in effect on the date of such approval. Therefore, our existing Approved Enterprises will not be subject to the provisions of the Amendment.

        According to the Amendment, tax-exempt income generated under the provisions of the Amendment will be subject to taxes upon distribution or liquidation and we may be required in the future to record deferred tax liabilities with respect to such tax-exempt income. As of December 31, 2006, we did not generate income under the provisions of the Amendment.

        Currently, we have nine Approved Enterprise programs under the alternative route of the Investment Law. The period of benefits for the first six programs has expired and we do not expect substantial benefits from the other three programs. See “ITEM 10: Additional Information – Israeli Taxation.”

        We expect to derive a substantial portion of our operating income, when we become profitable for Israeli tax purposes from future Benefited Enterprise facilities. We may therefore be eligible for a tax exemption for a limited period on undistributed Benefited Enterprise income, and an additional subsequent period of reduced corporate tax rates ranging between 10% and 25%, depending on the level of foreign ownership of our shares, on undistributed such Benefited Enterprise income. Income from sources other than the “Approved Enterprises” or “Benefited Enterprises” “during the relevant period of benefits will be taxable at the regular corporate tax rates.

        We anticipate that we will not have to pay taxes relating to 2007 tax year for most of our major entities due to current or carry forward tax losses. Cash outlays for income taxes in the future might be different from tax expenses, mainly due to cash tax payments for previous years that might be triggered by tax audits in the various tax jurisdictions, deferred tax expenses and payments usually made in arrears for annual taxes in profitable years.

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

        We devoted significant research and development resources in 2004, 2005 and 2006 to the development of our SkyEdge family of products. We develop our own network software and software for our VSATs. We generally license our software to customers as part of the sale of our network products and services. We also license certain third party software for use in our products.

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

Third-Party Funding

        In 2001, we entered into an agreement with the Chief Scientist for the early payment of all royalties arising from future sales with respect to previous Scientist grants we received. The Company recorded a one-time operating charge of $3.4 million. This amount was payable in semi-annual installments over a four-year period and has been repaid by us in full. This agreement enables us to participate in a program under which we are eligible to receive future research and development grants for generic research and development projects without any royalty repayment obligations.

        In June 2003, we entered into two development agreements with SES Global which entitled us to an aggregate of $6 million for the development of certain ODU (outdoor unit) technology, all of which funding has been received.

        The following table sets forth, for the years indicated, our gross research and development expenditures, the portion of such expenditures which was funded by royalty-bearing and non-royalty bearing grants and the net cost of our research and development activities:

	Years
	2006	2005	2004
	(U.S. dollars in thousands)

Gross research and development costs	$15,687	$16,944	$19,134
Less:
Royalty-bearing grants	-	1,633	2,917
Non-royalty-bearing grants	2,045	1,317	2,338

Research and development costs - net	$13,642	$13,994	$13,879

Trend Information

        In the past few years the satellite communications market has experienced increasing competition both from within its sector and from competing satellite communication technologies. Specifically, the expansion of cellular coverage in rural areas worldwide, increased terrestrial infrastructures as well as the advancement of wireless technologies, increases the options for our potential and existing customers. In addition, the number of satellite communications providers in the market has increased and prices of technologies continue to decline. Further, many of the VSAT manufacturers have adopted certain standards for products, such as that known as DVB-RCS. If these standards become more accepted in the industry, it is likely that non-conforming products will be less attractive in the market. Another development in our industry is the increasing demand for complete solutions which encompass far more than a single platform of a communications solution.

        We estimate that the political environment in Israel could continue to prevent certain countries from doing business with us and this, in addition to the increased competition and reduced prices in the telecommunications industry overall, may have adverse effects on our business. Given all of the above, we cannot guarantee or predict what our sales will be, what trends will develop and if any changes in our business and marketing strategy will be implemented.

Impact of Recently Issued Accounting Standards

In June 2006, the Financial Accounting Standards Board, or FASB, issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”, or FIN 48. FIN 48 creates a single model to address uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. In addition, FIN 48 clearly scopes out income taxes from Financial Accounting Standards Board Statement No. 5, “Accounting for Contingencies.” FIN 48 utilizes a two-step approach for evaluating tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) is only addressed if step one has been satisfied (i.e., the position is more-likely-than-not to be sustained). FIN 48 applies to all tax positions related to income taxes subject to Financial Accounting Standards Board Statement No. 109, “Accounting for Income Taxes.” This includes tax positions considered to be “routine” as well as those with a high degree of uncertainty. Derecognition of a tax position that was previously recognized would occur when a company subsequently determines that a tax position no longer meets the more-likely-than-not threshold of being sustained. FIN 48 specifically prohibits the use of a valuation allowance as a substitute for derecognition of tax positions. FIN 48 is effective for fiscal years beginning after December 15, 2006. Our management is in the process of evaluating the possible impact of the adoption of FIN 48 on our consolidated financial statements.

        In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” This standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Our management believes this standard will not have a material effect on our consolidated financial statements.

        In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, or SFAS No. 159, which permits companies to choose to measure certain financial instruments and other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We will adopt SFAS No. 159 no later than January 1, 2008. We have not yet determined the effect that the adoption of SFAS No. 159 will have on our consolidated financial statements.

ITEM 6:	DIRECTORS AND SENIOR MANAGEMENT

Directors

        The following table sets forth the name, age, position(s) and a brief account of the business experience of each of the directors:

Name	Age	Position(s)

Amiram Levinberg	51	Chairman of the Board of Directors and Chief Executive Officer
Haim Benjamini (1)(2)	67	External Director
Jeremy Blank	28	Director
Ehud Ganani	54	Director
Leora Meridor (1)(2)	59	External Director
Karen Sarid (1)(2)	56	Director
Izhak Tamir (1)(2)	52	Director

(1)	Member of our Compensation and Stock Option Committee.

(2)	Member of our Audit Committee.

        Amiram Levinberg co-founded our company and served as a director on our board since its inception and until April 2004. In July 2005, Mr. Levinberg rejoined our company as our Chairman of the Board and Chief Executive Officer. From July 1995 and until April 15, 2003, he served as our President. Until 2002, Mr. Levinberg also served as our Chief Operations Officer. Until July 1995, he served as our Vice President of Engineering. From 1977 to 1987, Mr. Levinberg served in a research and development unit of the Israel Defense Forces, where he managed a large research and development project. He was awarded the Israel Defense Award in 1988. Mr. Levinberg holds a B.Sc. in Electrical Engineering and Electronics and a M.Sc. degree in Digital Communications from Israel Institute of Technology, in Haifa, Israel, or the Technion. Mr. Levinberg serves on the board of directors of Cardboard Industries and Kargal, a cardboard manufacturer in Israel and serves on the board of Kasamba, an Internet company offering online professional expert advice.

        Haim Benjamini has served on our board as an external director since February 2005. Mr. Benjamini currently serves as an advisor to Teva Pharmaceutical Industries Ltd.‘s CEO, board and management. He served as the Corporate Vice President of Human Resources of Teva from 1988 until December 31, 2004. From 1982 to 1988, Mr. Benjamini served as the Corporate Vice President of Human Resources at Scitex Corporation. Mr. Benjamini served as a guest lecturer at Tel Aviv University from 1997 to 2003 as part of the Masters of Arts program in Labor Studies. Mr. Benjamini holds a M.A. (Organizational Behavior) from the University of Chicago and a B.A (Social Sciences, Sociology and Political Science) from the Hebrew University. Mr. Benjamini is a Brigadier General (Ret) in the Israel Defense Forces and served in various command staff and training roles from 1957 until 1982.

        Jeremy Blank has served on our board since July 2005. Mr. Blank is a senior advisor to York Capital Management. Previously, Mr. Blank served as a Vice President within York Capital Management. York is a private investment fund based in New York with approximately $8.5 billion in assets under management. From 1999 to 2004, Mr. Blank worked at Morgan Stanley as a vice president within Morgan Stanley’s fixed income department and earlier, in Morgan Stanley’s mergers and acquisitions department. Mr. Blank graduated from Yeshiva University in New York City with a Bachelor’s degree in Finance.

        Dr. Ehud Ganani has served on our board since July 2005. Dr. Ganani currently serves as Chairman of the boards of directors of the following companies, both in the security and defense markets: Trace Guard Technologies Inc., and DefenSoft Ltd. He served as the Chief Executive Officer of Israel Military Industries from 2002 to 2005. Prior to that he served in various senior positions in Rafael Armament Development Authority, the last of which was as Vice President of Marketing and Business Development from 1997 to 2002. Dr. Ganani holds a Doctorate of Science in chemical engineering from Washington University and a Bachelor of Science in Chemical Engineering from the Technion.

        Dr. Leora (Rubin) Meridor has served on our board since August 2005. Dr. Meridor is a business and financial consultant and serves on the boards of Teva Pharmaceutical Industries Ltd. and Nice Systems. Between 2001 and 2004, Dr. Meridor served as chair of the board of Poalim Capital Markets Ltd. and between 2001 and 2005, as chair of the boards of directors of Bezeq International Ltd. and Walla! Communications Ltd. Between 1996 and 2000 she served as Senior Vice President, Head of Credit & Risk Management Division of the First International Bank. From 1992 to 1996 she served as Head of Research at the Bank of Israel. Dr. Meridor has a Ph.D in Economics, an M.Sc in Mathematics and B.Sc. in Mathematics and Physics, all from the Hebrew University in Jerusalem. Her studies include a post doctoral year at Massachusetts Institute of Technology.

        Karen Sarid has served on our board since July 2005. Ms. Sarid currently serves as the chief operating officer and chief financial officer of Galil Medical Ltd. and as the general manager of Galil Israel. Galil Medical is a medical device company that develops a cryotherapy platform. Ms. Sarid has served as a General Manager of Orex Computed Radiography Ltd., a Kodak company focusing on advanced radiography systems for the digital x-ray market since September 2000 until March 2007. From September 1999 until September 2000, Ms. Sarid served as Chief Financial Officer and a member of the board of directors of Forsoft Ltd., a software solutions provider and a subsidiary of the Formula Group. From 1996 until August 1999, Ms. Sarid was Chief Financial Officer and a member of the board of directors of ESC Medical Systems Ltd., a medical laser manufacturer that is traded on the NASDAQ Stock Market. Ms. Sarid currently serves on the board of directors of LanOptics Ltd. and as chair of its audit committee. Ms Sarid also serves on the board of directors of Oridion Ltd. and Audiocodes Ltd. Ms. Sarid received a B.A. in Economics and Accounting from Haifa University, and was awarded the CFO of the Year award in 1998 by the Association of Chief Financial Officers in Israel.

        Izhak Tamir has served on our board since July 2005. Mr. Tamir has been President and a Director of Orckit since its founding in 1990. Orckit Communications Ltd. is a leading provider of advanced telecom equipment targeting high capacity packetized broadband services. Mr. Tamir has served on the board of directors of Scopus Video Networks since 2005. From 1987 until 1989, Mr. Tamir was employed by Comstream Inc., in San Diego, California. From 1985 until 1987, he was Vice President of A.T. Communication Channels Ltd., a subsidiary of Bezeq. From 1978 to 1985, he was a senior engineer in the Israeli government. Mr. Tamir holds an engineering degree from the Technion, and an M.B.A. from Tel Aviv University. Mr. Tamir has been Chairman of the board of directors of Tikcro Technologies Ltd. since January 2000 and its Chief Executive Officer since August 2003.

Senior Management

        The executive officers and key executives of our company and its subsidiaries are as follows:

Name	Age	Position(s)

Amiram Levinberg (1)	51	Chief Executive Officer and Chairman of the Board of Directors
Erez Antebi	47	Chief Executive Officer, Gilat Networks Systems
Rocio del Campo	43	President, Spacenet Rural Communications
Andreas Georghiou	57	Chief Executive Officer, Spacenet Inc.
Yoav Leibovitch	49	Executive Vice President, Corporate Development
Joshua Levinberg	52	Executive Vice President, Corporate Business Development & Strategy
Tal Payne	35	Chief Financial Officer

(1)	Please see biography under “Directors” above.

        Erez Antebi was appointed as Chief Executive Officer of Gilat Networks Systems on June 1, 2005. Prior to that time, Mr. Antebi served as our Chief Operating Officer from October 2002 until September 2003, when he left to serve as Chief Executive Officer of Clariton Networks Ltd. From the beginning of 1998 until being appointed our Chief Operating Officer, Mr. Antebi served as our Vice President, General Manager for Asia, Africa and Pacific Rim. From September 1994 until the beginning of 1998, he served as Vice President and General Manager of Gilat Inc. Mr. Antebi joined our company in May 1991 as product manager for the Skystar Advantage VSAT product. From August 1993 until August 1994, he served as Vice President of Engineering and Program Management of Gilat Inc. Prior to joining us, Mr. Antebi worked for a private importing business from 1989 to 1991, after having served from 1987 to 1989 as marketing manager for high frequency radio communications for Tadiran Limited, a defense electronics and telecommunications company, and as a radar systems development engineer at Rafael, the research and development and manufacturing arm of the Israel Defense Forces, from 1981 to 1987. Mr. Antebi holds a B.Sc. and an M.Sc. Electrical Engineering from the Technion.

        Rocio del Carmen del Campo serves as President of Spacenet Rural Communications. Ms. Del Campo joined Gilat in 2000, as General Manager of our subsidiary in Peru. In 2003 she became General Manager for the Andean Region. Prior to Spacenet Rural Communications, Ms. Del Campo was General Manager of the Peru subsidiary of Acer (a technology company that developed computers and information technology, headquartered in Taiwan). Before this, Ms. Del Campo was an International Business Development Manager for INFOTEC (a software development company). Ms. Del Campo holds a B.S. in Industrial Engineering with a specialization in systems from the University of Lima, Peru

        Andreas Georghiou joined Spacenet Inc. as its Chief Executive Officer in August 2006. Prior to joining Spacenet, Mr. Georghiou had been with SES Americom and its predecessor, GE Americom, for over 20 years in various leadership roles. Immediately preceding his assumption of CEO duties at Spacenet, Mr. Georghiou served as Chief Commercial Officer at SES Americom and, prior to that and through July 2005 he served as the Senior Vice President of Business Operations. From 2003 through July 2006, Mr. Georghiou also served as President of Americom Asia Pacific, a regional satellite venture of SES. From 1994 to 2003 he served as the Senior Vice President of Sales & Marketing for Global Satellite Services, and from 1992 to 1994 he served as the Director of Business Development. While at GE Americom, he also served as an officer of GE Capital. Prior to 1994, Mr. Georghiou held various positions at RCA Corporation including IT Manager, Director of Treasury Planning and Manager of Operations Research, at the David Sarnoff Research Center. Mr. Georghiou holds an undergraduate degree from the University of Pennsylvania, and a master’s degree from the Wharton School of Business, where he studied as a Fulbright Scholar.

        Yoav Leibovitch rejoined our company in his current position as Executive Vice President of Corporate Development in September 2005. Prior to rejoining us and during 2004, Mr. Leibovitch served as a consultant for business development in Kasamba Ltd. and assisted in the initial public offering of Scopus Ltd. Mr. Leibovitch first joined our company in early 1991 as Vice President of Finance and Administration and Chief Financial Officer, a position he held until December 2003. From 1989 to 1990, Mr. Leibovitch worked in the U.S. at Doubleday Books and Music Clubs, a subsidiary of Bertelsmann, A.G., as special advisor for new business development. From 1985 to 1989, he was the Chief Financial Officer of a partnership among Bertelsmann, A.G., a large German media and communications company; Clal Corporation, a major Israeli industrial holding company; and Yediot Aharonot, an Israeli daily newspaper. Mr. Leibovitch holds a B.A. (Economics and Accounting) and a M.B.A. (Finance and Banking) from the Hebrew University of Jerusalem. Mr. Leibovitch is a Certified Public Accountant in Israel.

        Joshua Levinberg, a co-founder of Gilat, rejoined our company as Executive Vice President of Corporate Business Development & Strategy in August 2005. From June 1999 until 2003, he served as Senior Vice President for Business Development of our company, having previously served in that position from 1994 to April 1998. At that time, Mr. Levinberg became Chief Executive Officer of GTH LA Antilles, then the parent company of Global Village Telecom, or GVT, until June 1999. From 1989 until September 1994, he served as Executive Vice President and General Manager of Gilat Satellite Networks, Inc. in the U.S. From 1987 until the formation of Gilat Satellite Networks, Inc. in 1989, Mr. Levinberg was Vice President of Marketing & Business Development of our company. Mr. Levinberg holds a B.Sc. (Electrical Engineering and Electronics) from Tel Aviv University. Amiram Levinberg and Joshua Levinberg are brothers.

        Tal Payne was appointed our Chief Financial Officer in May 2005. Before that, Ms. Payne served as our Vice President of Finance starting January 2004. Prior to that, Ms. Payne served as our Financial Director since July 1999. Prior to joining us, Ms. Payne, a CPA, was employed as a Manager for Kesselman & Kesselman, PriceWaterhouseCooper’s Israel office from 1994 to 1999. She holds a B.A. in Economics and Accounting, as well as advanced studies in accounting from Tel Aviv University.

Compensation of Directors and Officers

        The following table sets forth the aggregate compensation paid to or accrued on behalf of all of our directors and officers as a group for the year ended December 31, 2006:

	Salaries, Fees, Directors' Fees, Commissions and Bonuses(1)	Pension, Retirement and Similar Benefits

All directors and officers as a group (18 persons)	7,641,547	753,442

(1)	Also includes bonuses and stock option compensation accrued in 2006.

Management Agreements

        Prior to the closing of the transaction pursuant to which Bank Hapoalim assigned its loan to our company to York Capital Management, York, Bank Hapoalim and Mivtach Shamir Finance Ltd., paid $100,000 to a company controlled by Mr. Amiram Levinberg and his brother, Mr. Joshua Levinberg, to perform due diligence on our company. In addition, Mr. Amiram Levinberg has a right to certain benefits from options held by York in shares of our company owned by Bank Hapoalim. For further information on Mr. Levinberg’s relationship with York, please see the Principal Shareholder table and the footnote on York.

        Mr. Amiram Levinberg, our Chairman and Chief Executive Officer has a three year employment agreement with us which will terminate July 2008.Under this agreement, Mr. Levinberg is entitled to (i) a salary of 100,000 NIS per month; (ii) options to purchase 915,000 ordinary shares of our company; (iii) a “transaction bonus” equal to 0.82% of the market value of our company in a transaction or series of related transactions following which a company, person or a group of persons or companies acting together will purchase from our company’s shareholders, in a bona fide, arms length transaction, 50% or more of our then outstanding share capital subject to Mr. Levinberg complying with certain prior conditions; and (iv) entitlement to participate in our company’s annual bonus plan, subject to the specific approval of the shareholders.

Board Compensation

        By resolutions adopted by our shareholders, directors who are not employees are entitled to receive annual compensation of $20,000 and an additional $300 for each board or committee meeting attended for up to four hours, and an additional $300 for each board or committee meeting which extends beyond four hours. In addition, board members are compensated for telephone participation in board and committee meetings in an amount of 50% of what would be received for physical attendance. Each current and future non-employee director is entitled to receive options to purchase 20,000 of our ordinary shares, which options vest over a three-year period, and are exercisable for so long as such optionee remains a director of our company.

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

External Directors

        Under the Companies Law, public companies are required to elect two external directors who must meet specified standards of independence. Companies that are registered under the laws of Israel and whose shares are listed for trading on a stock exchange outside of Israel, such as Our company, are treated as public companies with respect to the external directors’ requirement. External directors may not have during the two years preceding their appointment, directly or indirectly through a relative, partner, employer or controlled entity, any affiliation with (i) the public company, (ii) those of its shareholders who are controlling shareholders at the time of appointment, or (iii) any entity controlled by the company or by its controlling shareholders. The term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and services as an office holder. No person can serve as an external director if the person’s other positions or business creates or may create conflicts of interest with the person’s responsibilities as an external director. Until the lapse of two years from termination of office, a company may not engage an external director as an employee or otherwise.

        External directors serve for a three-year term, which may be renewed for only one additionalthree-year term. External directors can be removed from office only by the court or by the same special percentage of shareholders that can elect them, and then only if the external directors cease to meet the statutory qualifications with respect to their appointment or if they violate their fiduciary duty to the company. The court may additionally remove external directors from office if they were convicted of certain offenses by a non-Israeli court or are permanently unable to fulfill their position. If, when an external director is elected, all members of the board of directors of a company are of one gender, the external director to be elected must be of the other gender.

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

Independent Directors

        Pursuant to the current listing requirements of the NASDAQ Global Market, we are required to have at least a majority of our directors on our board of directors qualify as independent. Effective March 3, 2005, NASDAQ revised the rules so that a foreign private issuer (such as our company) may follow home country practice in lieu of complying with this rule.

        Based on representations from our current directors, we believe that all of our directors except Mr. Levinberg and Mr. Blank comply with the independence standards set forth above.

Employees

        As of December 31, 2006, we had approximately 950 full-time employees, including 160 employees in engineering, research and development, 400 employees in manufacturing, operations and technical support, 130 employees in marketing and sales, 140 employees in administration and finance and 120 in other departments. Of these employees, 400 employees were based in our facilities in Israel, 235 were employed in the United States, 250 were employed in Latin America and 65 in Asia, the Far East and other parts of the world. We also utilize temporary employees, as necessary, to supplement our manufacturing and other capabilities. We believe that our relations with our employees are satisfactory.

        As of December 31, 2005, we had approximately 929 full-time employees, including 151 employees in engineering, research and development, 384 employees in manufacturing, operations and technical support, 129 employees in marketing and sales, 146 employees in administration and finance and 119 in other departments. Of these employees, 387 employees were based in our facilities in Israel, 251 were employed in the United States, 235 were employed in Latin America and 62 in Asia, the Far East and other parts of the world.

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

        We have a number of savings plans in the United States that qualify under Section 401(k) of the U.S. Internal Revenue Code. Our U.S employees may contribute up to 100% of their pretax salary, but not more than statutory limits. We contribute one dollar for each dollar a participant contributes in this plan, in an amount of up to 3% of a participant’s earnings and in addition, we contribute fifty cents for each dollar a participant voluntarily contributes in this plan, up to an additional 3% of a participant’s earnings. Matching contributions in 2004, 2005 and 2006 for all the plans were $ 0.7 million, $ 0.7 million and $ 0.7 million, respectively. Matching contributions are invested in proportion to each participant’s voluntary contributions in the investment options provided under the plan.

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

        As of December 31, 2006, we had granted options to purchase a total of 129,760 ordinary shares under the 1995 Plans. The exercise prices for such options vary from $7.8 to $3,197.5 and all such options expire at various times from November 2003 to February 2013. As of December 31, 2005, a total of 41,963 options have been exercised under the 1995 Plan.

        In September 2003, we adopted the 2003 Stock Option Plan (Incentive and Restricted Stock Options), or the 2003 ISO/RSO Plan and the Section 102 Stock Option Plan 2003, or the 2003 Section 102 Plan and collectively, the “2003 Plans”. In February 2005, our shareholders increased the pool for the 2003 Plans by 1,135,000 shares and in December 2005, our shareholders further increased the pool by 3,500,000 shares, such that the 2003 Plans provide for the granting of options of up to an aggregate of 6,135,000 ordinary shares to our officers, directors, employees or service providers or any of the employees of service providers of our subsidiaries. As of December 31, 2006, options to purchase a total of 4,702,525 ordinary shares under the 2003 Plans were outstanding, and 734,437 shares were exercised.

        The purpose of the 2003 Plans is to enable us to attract and retain qualified persons as employees, officers, directors, consultants and advisors and to motivate such persons by providing them with an equity participation in our company. The 2003 Section 102 Plan is designed to afford qualified optionees certain tax benefits under the Israel Income Tax Ordinance.

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

        Stock options issued as incentive stock options pursuant to the 2003 ISO/RSO Plan will only be granted to the employees (including directors and officers) of our company or its subsidiaries. The exercise price of incentive stock options issued pursuant to the 2003 ISO/RSO Plan must be at least equal to the fair market value of the ordinary shares as of the date of the grant (and, in the case of optionees who own more than 10% of the voting stock, the exercise price must equal at least 110% of the fair market value of the ordinary shares as of the date of the grant). Unless otherwise provided in an option agreement, the exercise price per share under options awarded pursuant to the 2003 Plans shall be the higher of (i) $5.00 per share; and (ii) the fair market value of the shares, as of the date of the option grant.

        Options are exercisable and restrictions on disposition of shares lapse according to the terms of the individual agreements under which such options were granted or shares issued.

        In December 2005, our shareholders adopted a new plan, the 2005 Stock Incentive Plan with a pool of 1.5 million shares. This plan is designed to enable the board of directors to determine various forms of incentives for all forms of service providers and, when necessary, adopt a Sub-plan in order to grant specific incentives. Among the incentives that may be adopted are share options, performance share awards, performance share unit awards, restructured shares, restricted share unit awards and other share based awards. To date, we have granted 50,000 options under this plan.

        As of March 1, 2007, the 13 directors and executive officers listed above, as a group, held options to purchase 3,244,650 of our ordinary shares at a weighted average exercise price of $5.91 per share. Out of such options, 1,100 options expire in 2011, 850 expire in 2012, 154,000 options expire in 2013, 3,000 options expire in 2014 and 3,085,500 options expire in 2015.

ITEM 7:	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

        The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares as of March 1 2007 (including options exercisable within 60 days of March 1, 2007) with respect to: (i) each person who is believed by us to be the beneficial owner of more than 5% of the ordinary shares; (ii) each director or officer who holds more than 1% of the ordinary shares, and (iii) all directors and officers as a group. Except where otherwise indicated, we believe, based on information furnished by the owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares, subject to any applicable community property laws. The shareholders listed below do not have any different voting rights from any other shareholders of our company, except to the extent that they hold more than 7% and as such, they will have a right to appoint a director, subject to certain conditions in our Articles of Association. None of the directors, officers or key executives listed in the Directors and Senior Management table appearing in Item 6 above, owns 1% or more of our outstanding share capital.

        The information in this table is based on 38,848,252 ordinary shares outstanding as of March 1, 2007. Except where otherwise indicated, we believe, based on information furnished by the owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares, subject to any applicable community property laws.

Name and Address	Number of Ordinary Shares Beneficially Owned	Percent of Ordinary Shares Outstanding

York Capital Management(1)(2)	8,070,563	20.77
Mivtach Shamir Finance Ltd. (3)	2,216,945	5.71
All officers and directors as a group (13 persons)(4)	2,273,628	5.85

(1)	Based on a Schedule 13D filed on December 20, 2006, the shares are directly owned by or allocated for the benefit of (i) York Capital Management, L.P., a Delaware limited partnership; (ii) York Investment Limited, a corporation established in the Commonwealth of the Bahamas; and (iii) York Credit Opportunities Fund, L.P., a Delaware limited partnership. These three entities are part of a family of pooled investment vehicles managed by JGD Management Corp., a Delaware corporation doing business as York Capital Management. The sole shareholder of JGD is James G. Dinan. Dinan Management is the general partner of York Capital Management L.P. and James G. Dinan and Daniel A. Schwartz are the controlling members of Dinan Management. York Offshore Limited is the investment manager of York Investment Limited. The controlling principal of York Offshore Limited is James G. Dinan. Daniel A. Schwartz is a director of York Offshore Limited. York Credit Opportunities Domestic Holdings is the general partner of York Credit Opportunities. James G. Dinan and Daniel A. Schwartz are the controlling members of York Credit Opportunities Domestic Holdings. The principal business address of each of these entities and individuals is c/o York Capital Management, 767 Fifth Avenue, 17th Floor, New York, New York, 10153.

(2)	In addition to the shares held by York, Bank Hapoalim provided York with an option to purchase 1,000,809 shares at $6.30 per share for a period of two years beginning July 2005. York controls the option right but has agreed to participate in the upside of the option as follows: 35% to Bank Hapoalim, 16.68% to Mr. Amiram Levinberg, 11.66% to his brother, Mr. Joshua Levinberg, 21.66% to two other individuals and 15% remains with York. In addition, York has a proxy to vote 2,052,428 shares owned by Bank Hapoalim and an additional 1,250,000 owned by Mivtach Shamir Finance Ltd. until July 18, 2007.

(3)	Based on a Schedule 13D filed on July 28, 2005. Mr. Meir Shamir and Ashtrom Industries Ltd. share voting and dispositive power with respect to the shares held by Mivtach Shamir Holdings Ltd. The address of Mivtach Shamir Holdings Ltd. is Beit Sharvat, 4 Kaufman St., Tel Aviv 68012, Israel.

(4)	Includes all existing directors and executive officers in possession of options and/or shares as of March 1, 2007.

Significant Changes in the Ownership of Major Shareholders

        As of January 1, 2004, our major shareholders were Bank Hapoalim, holding 3,302,428 shares (approximately 15% ownership), Eliezer Fishman, holding 2,996,259 shares (approximately 13% ownership) and Israel Discount Bank, holding 1,833,518 shares  (approximately 8% ownership). As of December 31, 2004, our major shareholders were Bank Hapoalim, holding 3,302,428 shares (approximately 15% ownership) and Eliezer Fishman, holding 2,996,259 shares (approximately 10% ownership. As of December 31, 2005, our major shareholders were Bank Hapoalim, holding 2,052,428 shares (approximately 9% ownership), Eliezer Fishman, holding 2,112,523 shares (approximately 9% ownership), Mivtach Shamir Finance Ltd., holding 2,216,945 shares (approximately 10% ownership), Joseph Harrosh, holding 1,146,274 shares (approximately 9% ownership) and York, holding 3,302,428 shares (approximately 15% ownership). As of December 31, 2006, our major shareholders were York, holding 8,070,563 shares (approximately 20% ownership), Bank Hapoalim, holding 2,052,428 shares (approximately 5% ownership) and Mivtach Shamir Finance Ltd., holding 2,216,945 shares (approximately 6 % ownership).

Major Shareholders Voting Rights

        The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares.

Record Holders

        Based on a review of the information provided to us by our transfer agent, as of March 15, 2007, there were 92 holders of record of our ordinary shares, of which 70 record holders holding approximately 95.3% of our ordinary shares had registered addresses in the United States and 13 record holders holding approximately 4.66% of our ordinary shares had registered addresses in Israel. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees, including CEDE & Co., the nominee for the Depositary Company (the central depositary for the U.S. brokerage community), which held approximately 75% of our outstanding ordinary shares as of said date.

B.	Related Party Transactions.

         York Capital Management

        In July 2005, Bank Hapoalim assigned a $71.4 million loan owed by the Company to the bank, to York Capital Management. In December 2005, we revised the terms of this loan. On September 27, 2006, York exercised its right to have the Company issue it warrants in the amount of the loan and accrued interest and immediately exercised its option to convert the warrants into shares at $6.75 per share. This resulted in the issuance of approximately 10.6 million ordinary shares to York. In December 2006, York participated as a selling shareholder in our public offering and sold 3,033,333 ordinary shares. Please see “Item 5: Liquidity and Capital Resources – Financing Activities.”

C.	Interests of Experts and Counsel.

        Not applicable.

ITEM 8:	FINANCIAL INFORMATION

Consolidated Statements

        See “Item 18: Financial Statements.”

Export Sales

        Our primary manufacturing facilities are based in Israel. Most of our products are exported out of Israel. For information on our revenues breakdown for the past three years, see Item 5: “Operating and Financial Review and Prospects.”

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

        In the first half of 2002, a number of securities class action lawsuits were filed against us and certain of our officers and directors in the United States District Court for the Eastern District of New York and in the United States District Court for the Eastern District of Virginia, and a request to file a class action lawsuit was filed in the Tel-Aviv, Israel District Court. The class action suits allege violations of the federal securities laws and claim that we issued material misrepresentations to the market. The class action suits in the U.S. have been consolidated into a single action in the United States District Court for the Eastern District of New York and an amended complaint has been filed In September 2005, the court rendered its decision to dismiss a number of the claims listed in the complaint. In June, 2006, following a successful mediation, the parties reached a settlement in the consolidated class action filed in the U.S. The entire amount due would be covered by the Company’s insurance carriers. The settlement stipulates that the Company does not admit to any wrongdoing, fault or liability. The Company and the plaintiffs filed the settlement papers with the court on November 13, 2006, and preliminary approval hearings have been held. If the court preliminarily approves the proposed settlement, plaintiffs will provide notice to the class. After a period of time in which class members will be given a chance to raise any objections to or exclude themselves from the proposed settlement, the court will hold a final approval hearing to determine the fairness of the proposed settlement. We believe that the allegations against us and our officers and directors are without merit and we intend to contest them vigorously in any event that the proposed settlement is not concluded satisfactorily.

        The Israeli court granted a motion to stay the proceedings of the Israeli action pending the outcome of the U.S. class action proceeding. We believe the allegations against us and our officers and directors in the class action suits are without merit and are contesting them vigorously.

        In September 2003, Nova Mobilcom S.A., or Mobilcom, filed a lawsuit against Gilat do Brasil for specific performance of a Memorandum of Understanding which provided for the sale of Gilat do Brasil, and specifically the GESAC project, a government education project awarded to Gilat do Brazil, to Mobilcom for an unspecified amount. Gilat do Brasil does not believe that this claim has any merit and is vigorously defending itself against the claims presented therein.

        The Brazilian tax authority has filed a claim against a subsidiary of Spacenet Inc. in Brazil, for alleged taxes due of approximately $4 million. In January 2004, the subsidiary received notice of an administrative ruling reducing the amount of the claim, and the subsidiary filed an appeal of such ruling. In December 2005, this appeal was denied and at present, the subsidiary faces a payment of taxes in an amount of approximately $6.4 million (the amount has increased due to interest and the exchange rate of the Brazilian Reias). The subsidiary denies such claims and has filed a petition known as a “Ação Anulatória” in the State Courts of the State of São Paulo, Brazil.

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

Significant Changes

        There have not been any significant changes since the date of our annual financial statements.

ITEM 9:	THE OFFER AND LISTING

A.	Offer and Listing Details

Annual Stock Information

        The following table sets forth, for the periods indicated, the range of high and low closing sale price for the ordinary shares, as reported by NASDAQ. All of the reported prices have been adjusted to reflect a twenty for one share reverse stock split which became effective April 16, 2003.

	Price		Average Daily Trading Volume
	High	Low

Year Ended December 31, 2002:	$115.40	$7.60	9,710

Year Ended December 31, 2003:	$8.80	$3.43	80,345

Year Ended December 31, 2004:	$9.40	$4.00	219,488

Year Ended December 31, 2005:

First Quarter	$7.48	$5.73	88,311
Second Quarter	$7.13	$5.61	86,866
Third Quarter	$7.05	$5.87	76,683
Fourth Quarter	$6.56	$5.19	89,357

	Price		Average Daily Trading Volume
	High	Low

Year Ended December 31, 2006:

First Quarter	$6.44	$5.59	61,384
Second Quarter	$8.37	$5.96	82,938
Third Quarter	$9.54	$7.15	77,997
Fourth Quarter	$10.01	$8.37	142,675

Most Recent Six Months:

September 2006	$9.54	$8.65	164,015
October 2006	10.01	$8.54	107,014
November 2006	$9.08	$8.37	88,405
December 2006	$9.26	$8.45	238,885
January 2007	$9.02	$8.62	115,370
February 2007	$9.74	$8.29	175,110
March 2007 (through March 26)	$8.38	$7.89	209,906

B.	Plan of Distribution

        Not applicable.

C.	Markets

        Our ordinary shares are quoted on the NASDAQ Global Market under the symbol “GILT.”

D.	Selling Shareholders

        Not applicable.

E.	Dilution

        Not applicable.

F.	Expense of the Issue

        Not applicable.

ITEM 10:	ADDITIONAL INFORMATION

Memorandum and Articles of Association

Registration and Purposes

        Gilat Satellite Networks Ltd. is an Israeli company registered with the Israel companies register, registration No. 52-003893-6.

        Under the Companies Law, a company may define its purposes as to engage in any lawful business and may broaden the scope of its purposes to the grant of reasonable donations for any proper charitable cause, even if the basis for any such donation is not dependent upon business considerations. Article 3A of our Articles of Association provides that our purpose is to engage in any business permitted by law and that we can also grant reasonable donations for any proper charitable cause.

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

Amendment of the Memorandum

        Companies that were incorporated prior to the effective date of the Companies Law, such as our company, may amend their memorandum of association to authorize future amendments to the memorandum of association by any required voting. On November 9, 2000, our shareholders approved an amendment to our Memorandum of Association, by adding a provision that will authorize our company to amend its Memorandum of Association by the affirmative vote of a majority of the ordinary shares present and voting at the meeting.

Record Date for Notices of General Meeting and Other Action

        Under the Companies Law, for the purpose of a shareholder vote, the record date for companies traded outside of Israel, such as our company, can be set between four and twenty-one days before the date of the meeting (see section 182(b)). Article 20 of our Articles of Association provides that the board of directors may set in advance a record date, which shall not be more than forty nor less than four days before the date of such meeting (or any longer or shorter period permitted by law).

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

Annual General Meetings and Special General Meetings

        Under the Companies Law, an annual meeting of the shareholders should be held once in every calendar year and not more than fifteen months from the last annual meeting. The Israeli Companies Law provides that a special meeting of shareholders must be called by the board of directors upon the written request of (i) two directors, (ii) one-fourth of the serving directors, (iii) one or more shareholders who hold(s) at least five percent of the issued share capital and at least one percent of the voting power of the company, or (iv) one or more shareholders who have at least five percent of the voting power of the company. Within twenty one days of receipt of such demand, the board of directors is required to convene the special meeting for a time not later than thirty five days after notice has been given to the shareholders. Article 24 of our Articles of Association provide that our board of directors may call a special meeting of the shareholders at any time and shall be obligated to call a special meeting as specified above.

Quorum at General Meetings

        Under Article 26(b) of our Articles of Association, the required quorum for any general meeting of shareholders and for any class meeting is two or more shareholders present in person or by proxy and holding at least twenty five percent (25%) of the issued shares (or of the issued shares of such class in the event of a class meeting). The required quorum in a meeting that was adjourned because a quorum was not present, shall be two shareholders present in person or by proxy. Under Article 26(c) of our Articles of Association, if the original meeting was called as a special meeting, the quorum in the adjourned meeting shall be one or more shareholders, present in person or by proxy and holding the number of shares required to call such a meeting.

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

Election and Removal of Directors

        Under our Articles of Association, the ordinary shares do not have cumulative voting rights in the election of directors. A director is not required to retire at a certain age and need not be a shareholder of our company. Under the Companies Law, a person cannot serve as a director if convicted of certain offenses or been declared bankrupt.

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

        The Articles further stipulate that as a condition to the appointment of an Appointed Director, any appointing shareholder that delivers to our company a letter of appointment shall, prior to such delivery, be required to file with the SEC a Schedule 13D, or an amendment to its Schedule 13D if there is any change in the facts set forth in its Schedule 13D already on file with the SEC which discloses any such change in its holdings of ordinary shares, regardless of whether any filing or amendment is required to be filed under the rules of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder. In addition, any Appointing Shareholder shall be obligated to notify us in writing of any sale, transfer, assignment or other disposition of any kind of ordinary shares by such appointing shareholder that results in the reduction of its beneficial ownership to below the percentage indicated above, immediately after the occurrence of such disposition of shares but in any event not later than the earliest of (i) ten (10) days thereafter, or (ii) the next Annual General Meeting. Without derogating from the foregoing, so long as an Appointed Director serves on the board of directors, the appointing shareholder which appointed such Appointed Director shall provide us, upon our written request at any time and from time to time, with reasonable evidence of its beneficial ownership in the our company.

        Under our Articles of Association, so long as our ordinary shares are listed for trading on NASDAQ, we may require that any Appointed Director qualify as an “independent director” as provided for in the NASDAQ, rules then in effect. In addition, in no event may a person become an Appointed Director unless such person does not, at the time of appointment, and did not, within two years prior thereto, engage, directly or indirectly, in any activity which competes with us, whether as a director, officer, employee, contractor, consultant, partner or otherwise.

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

Alternate Directors

        See Item 6: “Directors and Senior Management – Alternate Directors”.

External Directors

        See Item 6: “Directors and Senior Management – External Directors”.

Qualification of Directors

Article 40 of our Articles of Association provides that no person shall be disqualified to serve as a director by reason of him not holding shares in our company or by reason of him having served as director in the past. Our directors are not subject under the Companies Law or our Articles of Association to an age limit requirement. Under the Companies Law, a person cannot serve as a director if he been convicted of certain offenses, unless specifically authorized by the court, or has been declared bankrupt.

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

Borrowing Powers

        The Companies Law authorizes the board of directors of a company, among other things, to determine the credit limit of the company and to issue bonds. Article 35(b) of our Articles of Association states that our board of directors may, from time to time, at its discretion, cause us to borrow or secure the payment of any sum or sums of money, and may secure or provide for the repayment of such sum or sums in such manner, at such times and upon such terms and conditions as it deems fit.

Powers of Chief Executive Officer

        The Companies Law provides that transactions between a company and its “office holders”, which are not “extraordinary transactions” (as both terms are defined below), require the approval of the board of directors, unless another manner of approval is provided by the articles of association. See “Item 10: Additional Information–Interested Parties Transactions.” Accordingly, to provide our Chief Executive Officer flexibility in hiring officers (other than directors), Article 50(b) of our Articles of Association authorizes our Chief Executive Officer to appoint our officers and employees (other than directors) and to determine their remuneration as long as the board of directors did not do so, and provides further that the remuneration of the four highest salaried personnel of our company shall be approved by either the board of directors, the Audit Committee or the Compensation Committee.

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

Acquisition of Shares Over Certain Thresholds

        The Companies Law provides that an acquisition of shares in our company must be made by means of a tender offer, if, as a result of the acquisition, the purchaser would become a holder of twenty five percent or more of the voting rights in our company. This rule does not apply if there is already another holder of twenty five percent of the voting rights. Similarly, the Companies Law provides that an acquisition of our shares must be made by means of a tender offer, if, as a result of the acquisition, the purchaser would become a holder of forty five percent of the voting rights in t our company, unless there is another person holding at that time more than fifty percent of the voting rights of our company.

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

Repurchase of Shares

        The Companies Law, subject to certain limitations, allows companies under certain circumstances to repurchase their own shares. Article 10(b) of our Articles of Association provides that we may at any time, and from time to time, subject to the Companies Law, purchase back or finance the purchase of any shares or other securities issued by us, in such manner and under such terms as our board of directors shall determine, whether from one or more shareholders. Such purchase shall not be deemed a payment of dividends and no shareholder will have the right to require us to purchase his shares or offer to purchase shares from any other shareholders.

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

(3)	the terms of engagement or employment with a controlling shareholder who is also an office holder or an employee of our company.

        The approval of our shareholders would be required in addition to the approval of our board of directors, in (i) any transaction in which the majority of our directors have a personal interest, and (ii) private offering which includes one of the following: (a) a private placement of at least 20% of the Company’s securities prior to the private offering when the compensation for such placement is not in cash or in securities which are registered for public trade, or when the transaction is not in the ordinary course of business, and that as a result of such private offering the holdings of a shareholder that holds five percent or more of our outstanding share capital shall increase, or that will cause any person to become, as a result of the issuance, a holder of more than five percent of our outstanding share capital; or (b) a private placement of securities that will cause any person to become a controlling shareholder. (clause 270(5))

        For the purpose of approvals of interested parties transactions, a “controlling shareholder” is defined under the Companies Law as: (i) a shareholder having the ability to direct the acts of the company (for this purpose, any person holding one half or more of the voting power of the company or of the right to appoint directors or the Chief Executive Officer is presumed to have control of the company); or (ii) the holder of twenty five percent or more of the voting rights at the general meeting of the company, if there is no other person holding more than fifty percent of such rights (for this purpose, two or more holders having a personal interest in the transaction shall be deemed to be joint holders).

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

        The disclosure provisions of the Companies Law require certain disclosure to be made to our company in connection with interested parties transactions, as follows:

—	an office holder or a controlling shareholder promptly disclose any direct or indirect personal interest (excluding personal interest caused by the holding of company shares) that he may have, and all related information known to him, in connection with any existing or proposed transaction by our company;

—	in the event of a private placement that will increase the holdings of any shareholder holding more than five percent of our outstanding share capital, or that will cause any person to become, as a result of the issuance, a holder of more than five percent of our outstanding share capital, or that will cause any person to become, as a result of the issuance, a controlling shareholder, such shareholder must promptly disclose to us any personal interest he may have in such private placement; and

—	any of our shareholders voting on any transaction with a controlling shareholder as set forth above must inform us prior to the voting, or on the proxy card if applicable, of any personal interest he has in the transaction. The vote of a shareholder who does not inform us with respect to any such interest shall not be counted.

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

        Our Articles of Association allow us to exempt any office holder to the maximum extent permitted by law, before or after the occurrence giving rise to such exemption. Our Articles of Association also provide that we may indemnify any office holder, to the maximum extent permitted by law, against any liabilities he or she may incur in such capacity, limited with respect (i) to the categories of events that can be foreseen in advance by our board of directors when authorizing such undertaking and (ii) to the amount of such indemnification as determined retroactively by our board of directors to be reasonable in the particular circumstances. Similarly, we may also agree to indemnify an office holder for past occurrences, whether or not we are obligated under any agreement to provide such indemnification. We have obtained directors’ and officers’ liability insurance covering our officers and directors and those of our subsidiaries for certain claims. In addition, as of August 30, 2005, we have provided our directors and officers with letters providing them with indemnification to the fullest extent permitted under Israeli law.

        Our Articles of Association also allow us to procure insurance covering any past or present officer holder against any liability which he or she may incur in such capacity, to the maximum extent permitted by law. Such insurance may also cover the Company for indemnifying such office holder.

ISRAELI TAXATION

        The following is a summary of certain Israeli income tax and capital gains tax consequences for nonresidents and residents of Israel holding our ordinary shares. The summary is based on provisions of the Israeli Income Tax Ordinance (new version) and additional and complementary tax regulations promulgated thereunder, and on administrative and judicial interpretations, all as currently in effect, and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. There might be changes in the tax rates and in the circumstances in which they apply, and other modifications which might change the tax consequences to you. The summary is intended for general purposes only, and is not exhaustive of all possible tax considerations. The discussion is not intended and should not be construed as legal or professional tax advice and is not exhaustive of all possible tax considerations. This summary does not discuss all aspects of Israeli income and capital gain taxation that may be applicable to investors in light of their particular circumstances or to investors who are subject to special status or treatment under Israeli tax law.

        FOR THE FOREGOING AND OTHER REASONS, YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF YOUR HOLDINGS. WE ARE NOT MAKING ANY REPRESENTATIONS REGARDING THE PARTICULAR TAX CONSEQUENCES AS TO ANY HOLDER, NOR IS WE OR OUR ADVISORS RENDERING ANY FORM OF LEGAL OPINION OR PROFESSIONAL TAX ADVICE AS TO SUCH TAX CONSEQUENCES.

        Generally, Israeli companies are subject to “Corporate Tax” on their worldwide income. On July 25, 2005, the Knesset, Israel’s Parliament, approved the Law of the Amendment of the Income Tax Ordinance (No. 147), 2005, which prescribes, among others, a gradual decrease in the corporate tax rate in Israel to the following tax rates: in 2005 – 34%, in 2006 – 31%, in 2007 – 29%, in 2008 – 27%, in 2009 – 26% and in 2010 and thereafter – 25%. However, the effective tax rate payable by a company which derives income from an approved enterprise (as further discussed below) may be considerably less.

Tax Consequences to Nonresidents of Israel

        Nonresidents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. We are required to withhold income tax on such payments to non-residents. Israel presently has no estate or gift tax.

        Capital Gains

        Israeli law imposes a capital gains tax on capital gains derived from the sale of securities and other Israeli capital assets, including shares in Israeli resident companies, unless a specific exemption is available or unless a treaty between Israel and the country of the non-resident provides otherwise. The capital gain or loss amount is equal to the consideration received by the holder for the shares less the holder’s tax basis in the shares. Gains from sales of our ordinary shares will be tax exempt for nonresidents of Israel if the shares are quoted on the NASDAQ Global Market or listed for trading on a stock exchange so long as the gains are not derived through a permanent establishment that the non-resident maintains in Israel.

        For residents of the United States holding less than 10% of our shares at any time in the twelve months before the sale, under the treaty between Israel and the U.S., capital gains from the sale of capital assets are generally exempt from Israeli capital gains tax with respect to the exceptions stated in the treaty.

        Dividends

        Nonresidents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income may include dividends on our ordinary shares. As of January 1, 2006, income tax on distributions of dividends other than bonus shares (stock dividends) is at the rate of 20% for dividends paid to an individual or a foreign corporation who is not a substantial shareholder, 25% for dividends paid to a substantial shareholder, and 15% for dividends generated by an approved enterprise, a different rate is provided in a treaty between Israel and shareholder’s country of residence.

        Under the U.S.-Israel tax treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a U.S. resident will be 20%. However, the maximum tax rate on dividends not generated by an approved enterprise paid to a US corporation holding at least 10% of our voting power is 12.5%. For residents of other countries, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence, the maximum tax on dividends paid that we are required to withhold is 20%. As long as our shares are listed on a stock exchange, the maximum withholding tax rate will be 20%.

Interest

        Nonresidents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income may include passive income, such as interest paid on our convertible notes. For residents of the United States, under the treaty between Israel and the U.S., the maximum tax on interest paid to a U.S. resident (as defined in the treaty) holding our convertible notes that we are required to withhold is 17.5%. For residents of other countries who are not substantial shareholders, unless a different rate is provided in a treaty between Israel and the country of residence of such holder of our convertible notes, the maximum tax that we are required to withhold is 25% on all distributions of interest. Substantial shareholders may be subject to an increased withholding tax rate, up to the marginal tax rate.

Filing of Tax Returns in Israel

        A nonresident of Israel who receives interest, dividend or royalty income derived from or accrued in Israel, from which tax was withheld at the source, is generally exempt from the duty to file tax returns in Israel with respect to such income, provided such income was not derived from a business conducted in Israel by the taxpayer.

Tax Consequences to Residents of Israel

        Capital Gains

        Israeli law imposes a capital gains tax on capital gains derived from the sale of securities and other Israeli capital assets, including shares by Israeli residents. The capital gain or loss amount is equal to the consideration received by the holder for the shares less the holder’s tax basis in the shares. Under current law, following Amendment 147 to the Israeli Income Tax Ordinance (“Amendment No. 147”), effective commencing January 1, 2006, gains from sales of ordinary shares incurred after December 31, 2002, are subject to 20% capital gains tax (25% for substantial shareholder) for individuals, Israeli companies that were subject to the Income Tax Law (Inflation Adjustments) – 1985 (the “Adjustment Law”) prior to the publication of Amendment No. 147 are subject to capital gains tax at the applicable tax rate in connection with the sale of our ordinary shares, Israeli companies that were not subject to the Adjustment law prior to the publication of Amendment No. 147 are subject to capital gain tax at a rate of 25% in connection with the sale of our ordinary shares. If our ordinary shares were purchased prior to January 1, 2003, different taxation will apply. Certain withholding obligations may apply on the sale of our shares.

        Dividends

        Dividend income generated by an Approved Enterprise is subject to income tax at a rate of 15%. Starting January 1, 2006, the distribution of dividend income generated by other sources, other than bonus shares (stock dividends), to Israeli residents who purchased our Shares will generally be subject to income tax at a rate of 20% for individuals (25% for substantial shareholder) and will be exempt from income tax for corporations. We may be required to withhold income tax at the maximum rate of up to 25% (0% for Israeli corporations provided the dividend was paid out of income generated in Israel.) on all such distributions (15% for dividends generated by an Approved Enterprise).

        Interest

        Interest accrued and paid after January 1, 2006, is generally subject to 20% tax for individuals (the marginal tax rate for substantial shareholder) and the applicable corporate tax rate for companies. On all distributions of interest, we may be required to withhold income tax at a rate of up to the applicable corporate tax rate for companies, and up to the marginal tax rate for individuals.

        Tax Benefits under the Law for the Encouragement of Capital Investments (Taxes), 1959

        The Law for the Encouragement of Capital Investments, 1959, as amended (effective as of April 1, 2005), (the “Investments Law”), provides that a capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry, Trade and Labor of the State of Israel, be designated as an approved enterprise. The Investment Center bases its decision as to whether or not to approve an application, among other things, on the criteria set forth in the Investments Law and regulations, the then prevailing policy of the Investment Center, and the specific objectives and financial criteria of the applicant. Each certificate of approval for an approved enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, e.g., the equipment to be purchased and utilized pursuant to the program.

        The Investments Law provides that an approved enterprise is eligible for tax benefits on taxable income derived from its approved enterprise programs. The tax benefits under the Investments Law also apply to income generated by a company from the grant of a usage right with respect to know-how developed by the approved enterprise, income generated from royalties, and income derived from a service which is related to such usage right or royalties, provided that such income is generated within the approved enterprise’s ordinary course of business. If a company has more than one approval or only a portion of its capital investments are approved, its effective tax rate is in general the result of a weighted average of the applicable rates. The tax benefits under the Investments Law might be restricted with respect to income derived from products manufactured outside of Israel. In addition, the tax benefits available to an approved enterprise are contingent upon the fulfillment of conditions stipulated in the Investments Law and regulations and the criteria set forth in the specific certificate of approval, as described above. In the event that a company does not meet these conditions, it would be required to refund the amount of tax benefits, plus a consumer price index linkage adjustment and interest.

        The Investments Law also provides that an approved enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved enterprise program in the first five years of using the equipment.

        Taxable income of a company derived from an approved enterprise is subject to corporate tax at the maximum rate of 25%, rather than the regular corporate tax rate, for the benefit period. This period is ordinarily seven years commencing with the year in which the approved enterprise first generates taxable income after the commencement of production, and is limited to 12 years from commencement of production or 14 years from the date of approval, whichever is earlier (the “year’s limitation”).

        Should we derive income from sources other than the “approved enterprise” during the relevant period of benefits, such income will be taxable at the regular corporate tax rates.

        Under certain circumstances (as further detailed below), the benefit period may extend to a maximum of ten years from the commencement of the benefit period.

        A company may elect to receive an alternative package of benefits. Under the alternative package of benefits, a company’s undistributed income derived from the approved enterprise will be exempt from corporate tax for a period of between 2 and 10 years from the first year the company derives taxable income under the program, after the commencement of production, depending on the geographic location of the approved enterprise within Israel, and such company will be eligible for a reduced tax rate for the remainder of the benefits period (but not more than a maximum of 7 to 10 years in total). The limitation of years, as mentioned above, does not apply to the exemption period.

        A company that has elected the alternative package of benefits, such as us, that subsequently pays a dividend out of income derived from the approved enterprise(s) during the tax exemption period will be subject to corporate tax in the year the dividend is distributed in respect of the gross amount distributed, at the rate which would have been applicable had the company not elected the alternative package of benefits, (generally 10%-25%, depending on the percentage of the company’s ordinary shares held by foreign shareholders). The dividend recipient is subject to withholding tax at the reduced rate of 15% applicable to dividends from approved enterprises, if the dividend is distributed during the tax exemption period or within 12 years thereafter. In the event, however, that the company is qualifies as a Foreign Investors’ Company, there is no such time limitation.

        A company that has an approved enterprise program is eligible for further tax benefits if it qualifies as a foreign investors company. A foreign investors company is a company which, among others, more than 25% of its share capital, including shareholders’ loans, is owned by non-Israeli residents. A company that qualifies as a foreign investors company and has an approved enterprise program is eligible for tax benefits for a 10 year benefit period.

        Foreign Investor’s Company

        As specified above, depending on the geographic location of the approved enterprise within Israel, income derived from the approved enterprise program may be entitled to the following:

—	Extension of the benefit period for up to ten years.

—	An additional period of reduced corporate tax liability at rates ranging between 10% and 25%, depending on the level of foreign (i.e., non-Israeli) ownership of shares. Those tax rates and the related levels of foreign investment are as set forth in the following table:

Region A

Percent of Foreign Ownership	Tax Exemption Period	Reduced Tax Period	Rate of Reduced Tax

0-25%	10 years	0 years	25
25-48.99%	10 years	0 years	25
49-73.99%	10 years	0 years	20
74-89.99%	10 years	0 years	15
90-100%	10 years	0 years	10

Region B

Percent of Foreign Ownership	Tax Exemption Period	Reduced Tax Period	Rate of Reduced Tax

0-25%	6 years	1 years	25
25-48.99%	6 years	4 years	25
49-73.99%	6 years	4 years	20
74-89.99%	6 years	4 years	15
90-100%	6 years	4 years	10

Other Region

Percent of Foreign Ownership	Tax Exemption Period	Reduced Tax Period	Rate of Reduced Tax

0-25%	2 years	5 years	25
25-48.99%	2 years	8 years	25
49-73.99%	2 years	8 years	20
74-89.99%	2 years	8 years	15
90-100%	2 years	8 years	10

        If we utilize tax benefits under the law, we will be subject to the other benefits specified above under “Other Region”.

        Subject to applicable provisions concerning income under the alternative route, dividends paid by a company are considered to be attributable to income received from the entire company and the company’s effective tax rate is the result of a weighted average of the various applicable tax rates, excluding any tax-exempt income. Under the Investments Law, a company that has elected the alternative route is not obliged to distribute retained profits, and may generally decide from which year’s profits to declare dividends.

        Currently, we have nine Approved Enterprise programs under the alternative route of the Investment Law. The period of benefits for the first six programs has expired and we do not expect substantial benefits from the other three programs.

        Tax benefits under the 2005 Amendment

        On April 1, 2005, a comprehensive amendment to the investment law came into effect, (the “Amendment”). The Amendment includes revisions to the criteria for investments qualified to receive tax benefits as an Approved Enterprise. The Amendment applies to new investment programs and investment programs commencing after 2004, and does not apply to investment programs approved prior to December 31, 2004.

        However, a company that was granted benefits according to section 51 of the Investment Law (prior the amendment) would not be allowed to choose a new tax year as a Year of Election (as described below) under the new amendment, for a period of 3 years from the company’s previous Year of Commencement under the old investment law.

        As a result of the Amendment, it is no longer necessary for a company to acquire approved enterprise status in order to receive the tax benefits previously available under the alternative route, and therefore such companies do not need to apply to the Investment Center for this purpose. Rather, a company wishing to receive the tax benefits afforded to a Benefited Enterprise is required to select the tax year from which the period of benefits under the Investment Law are to commence by notifying the Israeli Tax Authority within 12 months of the end of that year, provided that its facilities meet the criteria for tax benefits set out by the Amendment, or a Benefited Enterprise. Companies are also granted a right to approach the Israeli Tax Authority for a pre-ruling regarding their eligibility for benefits under the Amendment. The Amendment includes provisions attempting to ensure that a company will not enjoy both Government grants and tax benefits for the same investment program

        Our company is entitled to enjoy the tax benefits in accordance with the provisions of the Investment Law prior to its revision, but if our company is granted any new benefits in the future they will be subject to the provisions of the Amendment. The following discussion is a summary of the Investment Law prior to its Amendment as well as the relevant changes contained in the Amendment.

        The Amendment simplifies the approval process: according the Amendment, only Approved Enterprises receiving cash grants require the approval of the Investment Center. The Investment Center will be entitled, to approve such programs only until December 31, 2007.

        The Amendment does not apply to benefits included in any certificate of approval that was granted before the Amendment came into effect, which will remain subject to the provisions of the Investment Law as they were on the date of such approval.

        Tax benefits are available under the Amendment to production facilities (or other eligible facilities), which are generally required to derive more than 25% of their business income from export (referred to as a “Benefited Enterprise”). In order to receive the tax benefits, the Amendment states that the company must make an investment in the Benefited Enterprise exceeding a certain percentage or a minimum amount specified in the Law. Such investment may be made over a period of no more than three years ending at the end of the year in which the company requested to have the tax benefits apply to the Benefited Enterprise, or the Year of Election. If the company requests to have the tax benefits apply to an expansion of existing facilities, then only the expansion will be considered a Benefited Enterprise and in general the company’s effective tax rate will be the result of a weighted combination of the applicable tax rates. In this case, the minimum investment required in order to qualify as a Benefited Enterprise is required to exceed a minimum amount or a certain percentage of the company’s production assets at the end of the year before the expansion.

        The duration of tax benefits is subject to a limitation of the earlier of 7 to 10 years from the Commencement Year, or 12 years from the first day of the Year of Election. The tax benefits granted to a Benefited Enterprise are determined, as applicable to its geographic location within Israel, according to one of the following new tax routes, which may be applicable to us:

—	Similar to the alternative route, exemption from corporate tax on undistributed income for a period of two to ten years, depending on the geographic location of the Benefited Enterprise within Israel, and a reduced corporate tax rate of 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in each year. Benefits may be granted for a term of seven or ten years, depending on the level of foreign investment in the company. If the company pays a dividend out of income derived from the Benefited Enterprise during the tax exemption period, such income will be subject to corporate tax at the applicable rate (10%-25%) in respect of the grossed up amount of the dividend that we may distribute. The company is required to withhold tax at a rate of 15% from any dividends distributed from income derived from the Benefited Enterprise; and

—	A special tax route, which enables companies owning facilities in certain geographical locations in Israel to pay corporate tax at the rate of 11.5% on income of the Benefited Enterprise. The benefits period is ten years. Upon payment of dividends, the company is required to withhold tax at a rate of 15% for Israeli residents and at a rate of 4% for foreign residents.

        If we are granted new benefits in the future, we will be subject to the first route.

        Generally, a company that is “Abundant in Foreign Investment” (as defined in the Investments Law) is entitled to an extension of the benefits period by an additional five years, depending on the rate of its income that is derived in foreign currency.

        The Amendment changes the definition of “foreign investment” in the Investments Law so that the definition now requires a minimal investment of NIS 5 million by foreign investors. Furthermore, such definition now also includes the purchase of shares of a company from another shareholder, provided that the company’s outstanding and paid-up share capital exceeds NIS 5 million. Such changes to the aforementioned definition will take effect retroactively from 2003.

        The Amendment will apply to approved enterprise programs in which the year of election under the Investments Law is 2004 or later, unless such programs received approval from the Investment Center on or prior to December 31, 2004, in which case the Amendment provides that the terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval.

        As a result of the Amendment, tax-exempt income generated under the provisions of the Amendment will be subject to taxes upon distribution or liquidation and we may be required in the future to record deferred tax liability with respect to such tax-exempt income.

U.S. TAXATION

        The following discussion is a general summary of certain U.S. federal income tax considerations applicable to U.S. Holders (as defined below) of ordinary shares, who hold such ordinary shares as capital assets (generally, property held for investment). This summary is based on provisions of the U.S. Internal Revenue Code, or the Code, existing and proposed U.S. Treasury regulations and administrative and judicial interpretations in effect as of the date of this annual report and the U.S. – Israel Tax Treaty. All of these authorities are subject to change (possibly with retroactive effect) and to differing interpretations. In addition, this summary does not discuss non-U.S. tax implications or U.S. state tax implications, no does it discuss all aspects of U.S. federal income taxation that may be applicable to investors in light of their particular circumstances or to investors who are subject to special treatment under U.S. federal income tax law, including:

—	insurance companies;

—	dealers in stocks or securities;

—	financial institutions;

—	tax-exempt organizations;

—	regulated investment companies or real estate investment trusts;

—	persons subject to the alternative minimum tax;

—	persons who hold ordinary shares through partnerships or other pass-through entities;

—	persons holding their shares as part of a straddle or appreciated financial position or as part of a hedging or conversion transaction;

—	persons who acquired their ordinary shares through the exercise or cancellation of employee stock options or otherwise as compensation for services;

—	non-residents aliens of the U.S. or persons having a functional currency other than the U.S. dollar; or

—	direct, indirect or constructive owners of 10% or more of the outstanding voting shares of our company.

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

Dividends Paid on Ordinary Shares

        Subject to the discussion of the passive foreign investment company or PFIC rules below, a U.S. Holder generally will be required to include in gross income as ordinary dividend income the amount of any distributions paid on the ordinary shares (including the amount of any Israeli taxes withheld) to the extent that such distributions are paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions in excess of our earnings and profits as so determined will be applied against and will reduce the U.S. Holder’s tax basis in its ordinary shares and, to the extent they are in excess of such tax basis, will be treated as gain from a sale or exchange of such ordinary shares. Our dividends will not qualify for the dividends-received deduction otherwise available to U.S. corporations. In the event that we pay cash dividends, such dividends will be paid in Israeli currency. Dividends paid in NIS (including the amount of any Israeli taxes withheld therefrom) will be includible in the gross income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day they are received by the U.S. Holder. Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is includible in the income of the U.S. Holder to the date such payment is converted into U.S. dollars generally will be treated as U.S. source ordinary income or loss.

        Subject to certain limitations, “qualified dividend income” received by a non-corporate taxpayer generally is subject to U.S. federal income tax at a reduced maximum tax rate of 15 percent through December 31, 2010. Dividends received with respect to ordinary shares should qualify for the 15 percent rate provided that either: (i) we are entitled to benefits under the income tax treaty between the United States and Israel (the “Treaty”); or (ii) the ordinary shares currently are readily tradeable on an established securities market in the U.S.. We believe that we are entitled to benefits under the Treaty and that the ordinary shares currently are readily tradable on an established securities market in the U.S. No assurance can be given that the ordinary shares will remain readily tradable. The rate reduction does not apply to dividends received from PFICs, see discussion below, or in respect of certain short-term or hedged positions in common stock or in certain other situations. The legislation enacting the reduced tax rate contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate, see discussion below. U.S. Holders of ordinary shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

        Subject to complex limitations, any Israeli withholding tax imposed on dividends paid by us will be a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or, alternatively, for deduction against income in determining such tax liability). The limitations set out in the Code include computational rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. Dividends generally will be treated as foreign-source passive category income or, in the case of certain U.S. Holders, general category income for United States foreign tax credit purposes. Further, there are special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to a reduced tax, see discussion above. A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on the ordinary shares to the extent such U.S. Holder has not held the ordinary shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the statute. The rules relating to the determination of the foreign tax credit are complex, and you should consult with your personal tax advisors to determine whether and to what extent you would be entitled to this credit.

Sale or Disposition of Ordinary Shares

        Subject to the discussion of passive foreign investment company rules below, upon the sale or other disposition of ordinary shares, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the disposition and such holder’s adjusted tax basis in the ordinary shares disposed of. Gain or loss upon the disposition of ordinary shares will be long-term capital gain or loss if, at the time of the disposition, the U.S. Holder’s holding period for the ordinary shares disposed of exceeds one year. In general, any gain that you recognize on the sale or other disposition of ordinary shares will be U.S.-source for purposes of the foreign tax credit limitation; losses will generally be allocated against U.S. source income. Deduction of capital losses is subject to certain limitations under the Code.

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

        An accrual basis U.S. Holder may elect the same treatment required of cash basis taxpayers with respect to a sale or disposition of ordinary shares, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the Internal Revenue Service, or the IRS. In the event that an accrual basis U.S. Holder does not elect to be treated as a cash basis taxpayer (pursuant to the Treasury regulations applicable to foreign currency transactions), such U.S. Holder may have a foreign currency gain or loss for U.S. federal income tax purposes because of differences between the U.S. dollar value of the currency received prevailing on the trade date and the settlement date. Any such currency gain or loss would be treated as ordinary income or loss and would be in addition to gain or loss, if any, recognized by such U.S. Holder on the sale or disposition of such ordinary shares.

Passive Foreign Investment Company

        For U.S. federal income tax purposes, we will be considered a PFIC for any taxable year in which either (i) 75% or more of its gross income is passive income, or (ii) at least 50% of the average value of all of its assets for the taxable year produce or are held for the production of passive income. For this purpose, passive income includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. Holders owning ordinary shares. Accordingly, you are urged to consult your tax advisors regarding the application of such rules.

        Based on our current and projected income, assets and activities, we believe that we are not currently a PFIC. However, because the determination of whether we are a PFIC is based upon the composition of our income and assets from time to time, there can be no assurances that we will not become a PFIC for any future taxable year.

        If we were treated as a PFIC for any taxable year, dividends would not qualify for the reduced maximum tax rate, discussed above, and, unless you elect either to treat your investment in ordinary shares as an investment in a “qualified electing fund”, or a QEF election, or to “mark-to-market” your ordinary shares, as described below:

—	you would be required to allocate income recognized upon receiving certain dividends or gain recognized upon the disposition of ordinary shares ratably over the holding period for such ordinary shares,
—	the amount allocated to each year during which we are considered a PFIC and subsequent years, other than the year of the dividend payment or disposition, would be subject to tax at the highest individual or corporate tax rate, as the case may be, in effect for that year and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year,
—	the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxable as ordinary income in the current year, and
—	you would be required to make an annual return on IRS Form 8621 regarding distributions received with respect to ordinary shares and any gain realized on your ordinary shares.

        If you make either a timely QEF election or a timely mark-to-market election in respect of your ordinary shares, you would not be subject to the rules described above. If you make a timely QEF election, you would be required to include in your income for each taxable year your pro rata share of our ordinary earnings as ordinary income and your pro rata share of our net capital gain as long-term capital gain, whether or not such amounts are actually distributed to you. You would not be eligible to make a QEF election unless we comply with certain applicable information reporting requirements.

        Alternatively, if the ordinary shares are considered “marketable stock” and if you elect to “mark-to-market” your ordinary shares, you will generally include in income any excess of the fair market value of the ordinary shares at the close of each tax year over your adjusted basis in the ordinary shares. If the fair market value of the ordinary shares had depreciated below your adjusted basis at the close of the tax year, you may generally deduct the excess of the adjusted basis of the ordinary shares over its fair market value at that time. However, such deductions generally would be limited to the net mark-to-market gains, if any, that you included in income with respect to such ordinary shares in prior years. Income recognized and deductions allowed under the mark-to-market provisions, as well as any gain or loss on the disposition of ordinary shares with respect to which the mark-to-market election is made, is generally treated as ordinary income or loss.

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

        As a foreign private issuer, we are exempt from certain provisions of the Exchange Act. Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, transactions in our equity securities by our officers and directors are exempt from reporting as are the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. We make our Securities and Exchange Commission filings electronically and they are available on the Securities and Exchange Commission’s website. We began filing through the EDGAR system beginning in November 2002. We are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we will distribute annually to our shareholders an annual report containing financial statements that have been examined and reported on, with an opinion expressed by an independent public accounting firm.

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

        Information about us is also available on our website at http://www.gilat.com. Information on our website is not part of this annual report.

ITEM 11:	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        The table below details the balance sheet exposure by currency and interest rates:

	Expected Maturity Dates
	2007	2008	2009	2010	2011 and thereafter
	(In thousands)

Assets:

Restricted cash - in U.S. dollars	5,120	294	-	407	5,600
Weighted interest rate	5.0%	4.0%	-	4.0%	5.1%
In other currency:	17	36	-	-	-
Weighted interest rate	4.0%	0.0%	-	-	-

Restricted cash held by Trustees In U.S. dollars:	6,064	14,227	1,419		-
Weighted interest rate	4.6%	4.6%	4.6%	-	-
In other currency	1,049	-	-	-	-
Weighted interest rate	5.9%	-	-	-	-

Liabilities:

Short-term bank credit In U.S. dollars:	1,200	-	-	-	-
Weighted interest rate	6.5%	-	-	-	-

Long-term loans (including current maturities) In U.S. dollars:	6,180	4,011	4,000	4,000	4,000
Weighted interest rate	6.1%	7.0%	7.0%	7.0%	7.0%
In other currency:	357	307	326	348	5,326
Weighted interest rate	6.5%	6.5%	6.5%	6.5%	6.5%

Converted subordinated notes - in U.S. dollars:	-	-	-	854	15,479
Weighted interest rate	-	-	-	4.00%	4.00%

ITEM 12:	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not Applicable.

PART II

ITEM 13:	DEFAULTS, DIVIDENDS, ARREARAGES AND DELINQUENCIES

        Not Applicable.

ITEM 14:	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        Not Applicable.

ITEM 15:	CONTROLS AND PROCEDURES

        Not Applicable.

ITEM 15T:	CONTROLS AND PROCEDURES

        Disclosure Controls and Procedures

        We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in its Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to our chief executive officer and chief financial officer to allow timely decisions regarding required disclosure. Our management, including our chief executive officer and chief financial officer, conducted an evaluation of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), as of the end of the period covered by this Annual Report on Form 20-F. Based upon that evaluation, our chief executive officer and chief financial officer have concluded that, as of such date, our disclosure controls and procedures were effective.

        Management’s Annual Report on Internal Control over Financial Reporting

        Our management, including our chief executive officer and chief financial officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Exchange Act Rules 13a-15(f) and 15d-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the our receipts and expenditures are being made only in accordance with appropriate authorizations; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become ineffective because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

        Our chief executive officer and chief financial officer assessed the effectiveness of our internal control over financial reporting as of the end of the period covered by this annual report. Their assessment included an evaluation of the design of our internal control over financial reporting, testing of the operational effectiveness of our internal control over financial reporting and an evaluation of the entity level controls of our company. Based on their assessment, our chief executive officer and chief financial officer believe that, as of such date, we maintained effective internal control over financial reporting.

        This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.

        Changes in Internal Control over Financial Reporting

        There was no change in our internal controls over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

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

	Year Ended December 31,
	2006		2005
Services Rendered	Fees	Percentages	Fees	Percentages

Audit (1)	$615,705	75.1%	$584,562	90.8%
Audit-related (2)	156,245	19.0%	49,359	7.7%
Tax (3)	48,344	5.9%	9,500	1.5%
Total	$820,294	100.0%	$643,421	100.0%

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

(3)     Tax fees relate to tax compliance, planning and advice.

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

ITEM 16D:	EXEMPTIONS FROM THE LISTING REQUIREMENTS AND STANDARDS FOR AUDIT COMMITTEE

        Not applicable.

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATES AND PURCHASERS

Issuer Purchase of Equity Securities

        In the year ended December 31, 2006, we did not engage in the purchase of any of our own shares.

ITEM 17:	FINANCIAL STATEMENTS

        Not applicable.

ITEM 18:	FINANCIAL STATEMENTS

The Consolidated Financial Statements and related notes required by this item are contained on pages F-1 through F-51 hereof.

ITEM 19:	EXHIBITS

1.1	Memorandum of Association, as amended. Previously filed as Exhibit 1.1 to our Annual Report on Form 20-F for the fiscal year ending December 31, 2000, which Exhibit is incorporated herein by reference.
1.2	Articles of Association, as amended and restated. Previously filed as Exhibit 1.2 to our Annual Report on Form 20-F for the fiscal year ending December 31, 2005, which Exhibit is incorporated herein by reference.
2.1	Form of 4.00% Convertible Subordinated Note due 2012. Previously filed as Exhibit T3C to our Registration Statement on Form F-3 (No.333-38667) which Exhibit is incorporated herein by reference 4.1. Sublease and Master Deed of Lease dated as of March 28, 2001 by and among BP III Leasco, LLC as Sublessor, BP Tysons, LLC as Landlord and Spacenet Real Estate Holdings, LLC as Sublessee and Master Tenant. Previously filed as Exhibit 4.7 to our Annual Report on Form 20-F for the fiscal year ending December 31, 2000, which Exhibit is incorporated herein by reference.

8.1	List of subsidiaries.
10.1	Consent Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.
10.2	Consent of Mayer Hoffman McCann P.C.
12.1	Certification by Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification by Principal Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification by Chief Executive Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification by Principal Financial Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GILAT SATELLITE NETWORKS LTD. By: /s/ Amiram Levinberg —————————————— Amiram Levinberg Chairman of the Board of Directors

        Date: March 28, 2007

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

GILAT SATELLITE NETWORKS LTD.

          We have audited the accompanying consolidated balance sheets of Gilat Satellite Networks Ltd. (the “Company”) and its subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of StarBand Inc. a wholly owned subsidiary, which statements reflect total assets of approximately 3.0% as of December 31, 2005, and total revenues of approximately 12.5% and 11.7% for the years ended December 31, 2005 and 2004, respectively, of the related consolidated totals. Those statements were audited by other auditors, whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for StarBand Inc., is based solely on the report of the other auditors.

          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

          In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2006 and 2005, and the consolidated results of their operations and cash flows, for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in note 2v to the consolidated financial statements, in 2006, the Company adopted Statement of Financial Accounting Standards Board No. 123 (revised 2004) “share-based payment”.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
February 12, 2007	A Member of Ernst & Young Global

F – 2

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,

	2006	2005

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$149,545	$74,929
Short-term bank deposits	-	3,301
Short-term restricted cash	5,137	15,844
Restricted cash held by trustees	7,113	6,638
Trade receivables (net of allowance for doubtful accounts: 2006 - $ 12,709; 2005 - $ 12,311)	29,612	33,683
Inventories	26,368	23,253
Other current assets	40,428	27,215

Total current assets	258,203	184,863

LONG-TERM INVESTMENTS AND RECEIVABLES:
Severance pay fund	10,534	8,467
Long-term restricted cash	6,337	6,699
Long-term restricted cash held by trustees	15,646	13,692
Long-term trade receivables, receivables in respect of capital leases and other receivables	19,241	22,757

Total long-term investments and receivables	51,758	51,615

PROPERTY AND EQUIPMENT, NET	121,366	124,245

INTANGIBLE ASSETS AND DEFERRED CHARGES, NET	8,887	12,254

Total assets	$440,214	$372,977

The accompanying notes are an integral part of the consolidated financial statements.

F – 3

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,

	2006	2005

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term bank credit	$1,200	$8,172
Current maturities of long-term loans	6,537	7,712
Trade payables	21,258	24,180
Accrued expenses *)	21,400	22,418
Short-term advances from customer, held by trustees	15,045	15,502
Other accounts payable	72,129	36,672

Total current liabilities	137,569	114,656

LONG-TERM LIABILITIES:
Long-term loans, net	22,318	29,143
Long-term convertible loan from a related party, net	-	66,602
Long-term advances from customer, held by trustees	16,863	27,835
Accrued severance pay	10,640	8,396
Accrued interest related to restructured debt	3,147	3,850
Convertible subordinated notes	16,333	16,333
Other long-term liabilities	21,285	20,664

Total long-term liabilities	90,586	172,823

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY :
Share capital -
Ordinary shares of NIS 0.2 par value: Authorized - 60,000,000 shares as of December 31, 2006 and 2005; Issued and outstanding -38,820,352 and 22,556,298 shares as of December 31, 2006 and 2005, respectively	1,757	995
Additional paid-in capital	853,350	738,724
Accumulated other comprehensive income	702	16
Accumulated deficit	(643,750)	(654,237)

Total shareholders’ equity	212,059	85,498

Total liabilities and shareholders’ equity	$440,214	$372,977

*)	Includes accrued expenses of $ 0 and $ 2,684, from transactions with related parties as of December 31, 2006 and 2005, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

F – 4

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,

	2006	2005	2004

Revenues:
Products *)	$126,093	$88,705	$100,122
Services *)	122,617	120,690	141,376

Total revenues	248,710	209,395	241,498

Cost of revenues:
Products *)	66,363	42,896	50,703
Services *)	91,982	90,323	113,692

Total cost of revenues	158,345	133,219	164,395

Gross profit	90,365	76,176	77,103
Operating expenses:
Research and development expenses, net *)	13,642	13,994	13,879
Selling and marketing expenses *)	36,475	31,329	33,282
General and administrative expenses *)	26,800	29,465	36,364
Impairment of tangible and intangible assets	-	-	2,161

Operating income (loss)	13,448	1,388	(8,583)

Financial expenses, net *)	742	2,677	266
Other income (expenses)	138	299	(274)

Income (loss) before taxes on income	12,844	(990)	(9,123)
Taxes on income	2,357	3,126	4,429

Income (loss) after taxes on income	10,487	(4,116)	(13,552)
Equity in earnings of affiliated companies	-	400	1,242
Minority interest in losses of a subsidiary	-	-	164

Income (loss) before cumulative effect of a change in an accounting principle	10,487	(3,716)	(12,146)
Gain from cumulative effect of a change in an accounting principle		-	611

Net income (loss)	$10,487	$(3,716)	$(11,535)

Net earnings (loss) per share before cumulative effect of a change in an accounting principle:
Basic	$0.41	$(0.17)	$(0.55)

Diluted	$0.38	$(0.17)	$(0.55)

Basic and diluted net earnings per share from cumulative effect of a change in an accounting principle	$-	$-	$0.03

Net earnings (loss) per share:
Basic	$0.41	$(0.17)	$(0.52)

Diluted	$0.38	$(0.17)	$(0.52)

Weighted average number of shares used in computing net earnings (loss) per share:
Basic	25,799,077	22,439,551	22,241,907

Diluted	27,519,726	22,439,551	22,241,907

*)

Includes the following income (expenses) resulting from transactions with related parties for the years ended December 31, 2006, 2005 and 2004: revenues from products $ 0, $ 1,205 and $ 2,336, respectively; revenues from services - $ 0, $ 416 and $ 528, respectively; cost of services - $ 0, $ (8,349) and $ (16,802), respectively; research and development expenses, net - $ 0, $ (1,543) and $ $ (2,917), respectively; Selling and marketing expenses - $ 0, $ 468 and $ 156, respectively; General and administrative expenses - $ 0, $ (983) and $ (798), respectively ; financial expenses - $ (3,772), $ (3,759) and $ (1,786), respectively.

The accompanying notes are an integral part of the consolidated financial statements.

F – 5

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands

	Number of Ordinary shares (in thousands)	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total comprehensive income (loss)	Total shareholders’ equity

Balance as of January 1, 2004	22,225	$980	$718,225	$(3,818)	$(638,986)		$76,401

Exercise of options, net	87	4	428	-	-		432
Stock compensation related to purchased options in a subsidiary	-	-	(764)	-	-		(764)
Stock compensation related to options issued to a consultant	-	-	207	-	-		207
Gain from extinguishment of Bank Hapoalim loan	-	-	15,486	-	-		15,486
Foreign currency translation adjustments from the disposal of a subsidiary	-	-	-	3,428	-	$3,428	3,428
Comprehensive loss - foreign currency translation adjustments	-	-	-	(2,234)	-	(2,234)	(2,234)
Net loss	-	-	-	-	(11,535)	(11,535)	(11,535)

Total comprehensive loss						$(10,341)

Balance as of December 31, 2004	22,312	984	733,582	(2,624)	(650,521)		81,421

Exercise of options, net	244	11	1,207	-	-		1,218
Stock compensation related to options	-	-	137	-	-		137
Fair value of change in conversion feature of a related party long-term convertible loan	-	-	3,798	-	-		3,798
Foreign currency translation adjustments from the disposal of a subsidiary	-	-	-	1,714	-	$1,714	1,714
Comprehensive income - foreign currency translation adjustments	-	-	-	926	-	926	926
Net loss	-	-	-	-	(3,716)	(3,716)	(3,716)

Total comprehensive loss						$(1,076)

Balance as of December 31, 2005	22,556	$995	$738,724	$16	$(654,237)		$85,498

The accompanying notes are an integral part of the consolidated financial statements.

F – 6

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands

	Number of Ordinary shares (in thousands)	Share capital	Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit	Total comprehensive income	Total shareholders’ equity

Balance as of December 31, 2005	22,556	$995	$738,724	$16	$(654,237)		$85,498

Exercise of options, net	669	30	3,604	-	-		3,634
Stock compensation related to employees stock options	-	-	3,757	-	-		3,757
Conversion of long-term convertible loan from a related party	10,578	492	67,619	-	-		68,111
Issuance of shares in a public offering, net of $2,755 issuance expenses	5,017	240	39,646	-	-		39,886
Comprehensive income - foreign currency translation adjustments	-	-	-	686		$686	686
Net income	-	-	-	-	10,487	10,487	10,487

Total comprehensive income						$11,173

Balance as of December 31, 2006	38,820	$1,757	$853,350	$702	$(643,750)		$212,059

The accompanying notes are an integral part of the consolidated financial statements.

F – 7

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2006	2005	2004

Cash flows from operating activities:
Net income (loss)	$10,487	$(3,716)	$(11,535)
Adjustments required to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	20,728	19,116	31,674
Non cash cumulative effect relating to a subsidiary	-	-	(198)
Loss (gain) from disposal of subsidiaries (b)	(137)	(397)	192
Loss from deconsolidation of subsidiaries (a)	-	171	-
Stock compensation relating to options	3,757	137	207
Stock compensation related to option in a subsidiary	-	-	(764)
Accretion of discount	504	-	-
Impairment of property and equipment and other tangible assets	-	-	2,161
Equity in earnings of affiliated company	-	(400)	(1,242)
Accrued severance pay, net	177	(309)	431
Interest accrued on short and long-term restricted cash	(896)	(490)	(1,943)
Exchange rate differences on long-term loans	705	(973)	449
Exchange rate differences on loans to employees	(223)	213	-
Minority interest in losses of a subsidiary	-	-	(164)
Capital loss from disposal of property and equipment	57	315	-
Deferred tax liabilities	(1,131)	(473)	1,869

Decrease (increase) in trade receivables, net	4,120	(2,440)	7,970
Increase in inventories	(11,846)	(5,188)	(6,048)
Decrease (increase) in other assets (including short-term, long-term and deferred charges)	(6,258)	6,711	11,649
Increase (decrease) in trade payables	(3,000)	2,941	(5,330)
Decrease in accrued expenses	(1,049)	(4,652)	(11,637)
Increase (decrease) in advances from customer, held by trustees, net	(11,430)	(10,388)	14,207
Increase (decrease) in other accounts payable and other long-term liabilities, mainly deferred revenues	33,259	3,112	(1,427)

Net cash provided by operating activities	37,824	3,290	30,521

Cash flows from investing activities:
Purchase of property and equipment	(6,519)	(3,605)	(6,163)
Return on investment	-	388	-
Purchase of minority shares of a subsidiary	-	-	(1,053)
Disposal of subsidiary consolidated in previous periods (a)	-	(181)	-
Disposal of subsidiary consolidated in previous periods (b)	137	397	600
Consolidation of a subsidiary (c)	-	-	2,592
Investment in short-term bank deposits	-	(3,301)	(442)
Proceeds from short-term bank deposits	3,300	-	442
Proceeds from sale and disposal of property and equipment	1,577	34	-
Loans to employees, net	284	(3,606)	-
Investment in restricted cash (including long-term)	(5,191)	(13,759)	(11,187)
Proceeds from restricted cash (including long-term)	16,263	13,007	9,840
Investment in restricted cash held by trustees	(3,520)	(3,305)	(23,501)
Proceeds from restricted cash held by trustees	1,987	13,078	22,486
Investment in other assets	(6)	(40)	(78)

Net cash provided by (used in) investing activities	$8,312	$(893)	$(6,464)

The accompanying notes are an integral part of the consolidated financial statements.

F – 8

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2006	2005	2004

Cash flows from financing activities:
Exercise of stock options, net	$3,634	$1,218	$432
Issuance of shares, net of issuance expenses	40,210	-	-
Short-term bank credit, net	(6,972)	4,013	2,389
Repayments of long-term loans	(8,703)	(7,823)	(2,924)
Repayments of long-term convertible loan	-	(1,000)	-

Net cash provided by (used in) financing activities	28,169	(3,592)	(103)

Effect of exchange rate changes on cash and cash equivalents	311	353	36

Increase (decrease) in cash and cash equivalents	74,616	(842)	23,990
Cash and cash equivalents at the beginning of the year	74,929	75,771	51,781

Cash and cash equivalents at the end of the year	$149,545	$74,929	$75,771

Supplementary cash flow activities:

(1) Cash paid during the year for:
Interest	$7,769	$6,196	$4,365

Income taxes	$787	$6,491	$1,276

(2) Non-cash transactions:

Conversion of long-term convertible loan from a related party	$68,111	$-	$-

Classification between property and equipment and inventories	$8,823	$5,263	$21,366

Purchase of property and equipment by assumption of loan	$1,753	$-	$-

Issuance expense payable	$324	$-	$-

Gain from extinguishment of Bank Hapoalim loan - classified as additional paid-in capital (see Note 8)	$-	$-	$15,486

The accompanying notes are an integral part of the consolidated financial statements.

F – 9

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Year ended December 31, 2005

(a)	Disposal of subsidiary consolidated in previous periods :

	Assets and liabilities of the subsidiary at date of deconsolidation:

	Working capital (excluding cash and cash equivalents)	$(52)
	Property and equipment, net	42
	Loss on disposal	(171)

		$(181)

		Year ended December 31,

		2006	2005	2004

(b)	Disposal of subsidiaries consolidated in previous periods :

	Assets and liabilities of the subsidiaries at date of deconsolidation:

	Working capital (excluding cash and cash equivalents)	$-	$-	$792
	Gain (loss) on disposal of subsidiaries	$137	$397	$(192)

		$137	$397	$600

		Year ended December 31, 2004

(c)	Consolidation of a subsidiary :

	Assets and liabilities of a subsidiary at date of consolidation:

	Non-cash assets and liabilities consolidated	$3,431
	Negative goodwill	11,564
	Property and equipment, net and deferred charges	(13,325)
	Other long-term liabilities	922

	Net cash and cash equivalents included in the consolidation of a subsidiary	$2,592

The accompanying notes are an integral part of the consolidated financial statements.

F – 10

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1: –	GENERAL

	a.	Organization:

Gilat Satellite Networks Ltd. (the “Company” or “Gilat”) and its subsidiaries (the “Group”) is a leading global provider of Internet Protocol, or IP, based digital satellite communication and networking products and services. The Company designs, produces and markets VSATs, or very small aperture terminals, and related VSAT network equipment. VSATs are earth based terminals that transmit and receive broadband, Internet, voice, data and video via satellite. VSAT networks combine a large central earth station, called a hub, with multiple remote sites (ranging from tens to thousands of sites), which communicate via satellite.

The Company currently operates three complementary, vertically integrated business units:

	—	Gilat Network Systems, (“GNS”), is a provider of VSAT-based networks and associated professional services, including turnkey and management services, to telecom operators worldwide.

	—	Spacenet Inc. provides satellite network services to enterprises, small office/home office (“SOHOs”) and residential customers in the U.S.

—

Spacenet Rural Communications, (“SRC”), provides telephony, Internet and data services primarily for rural communities in emerging markets in Latin America under projects that are subsidized by government entities.

Gilat was incorporated in Israel in 1987 and launched its first generation VSAT in 1989. For a description of principal markets and customers, see note 13.

	b.	York Capital Management LP (“York”):

In July 2005, Bank Hapoalim, an Israeli bank, assigned its loan to the Company to York. The loan included the right to convert the aggregate amount of the loan plus accrued interest into the Company’s ordinary shares. At that time, Bank Hapoalim also provided York with an option to purchase 1,000,809 of the Company’s shares held by the bank at $ 6.30 per share for a period of two years. In addition, York was given a proxy to vote all 2,052,428 shares owned by Bank Hapoalim and an additional 1,250,000 shares owned by Mivtach Shamir Finance Ltd. until July 18, 2007. Following the above, York became a related party of the Company.

In December 2005, the Company revised the terms of the loan that was assigned by Bank Hapoalim to York. Under the amendment, York agreed to defer $19,350 of principal payments due and established a new payment schedule. In consideration, the Company agreed to reduce the exercise price of the warrant issuable to York (assigned by Bank Hapoalim) to $6.75 per share for the period ending September 30, 2006. In addition, during that period, the Company was granted the right to require the conversion of the outstanding loan from York at $6.75 per share under certain circumstances. Beginning October 1, 2006, the exercise price of the warrant was to revert to the original terms (see note 8).

F – 11

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1: –	GENERAL (Cont.)

On September 27, 2006, York converted its entire loan and accrued interest into warrants and immediately exercised its option to convert the warrants into shares at $ 6.75 per share. This resulted in the issuance of approximately 10,600,000 of the Company’s ordinary shares to York.

Based on Interpretation 1 of Opinion 26 and EITF No. 85-17, “Accrued Interest upon Conversion of Convertible Debt”, the net carrying amount of the convertible debt and accrued interest unpaid, including the unamortized discount, in the total amount of $ 68,100 was credited to shareholders’ equity upon conversion.

	c.	Issuance of ordinary shares

In December, 2006, the Company consummated a public offering of 8,050,000 of its ordinary shares at a price of $8.50 per share. Of such shares, 5,016,667 ordinary shares were sold by the Company and the remaining shares were sold by a selling shareholder, see also note 7.

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

F – 12

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. The accounts for Variable Interest Entities (“VIEs”), as prescribed by FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” and related interpretations, are included in the consolidated financial statements. Intercompany balances and transactions, including profits from intercompany sales not yet realized outside the Group, have been eliminated upon consolidation.

	d.	Cash equivalents:

Cash equivalents are short-term highly liquid investments that are not restricted as to withdrawals or use with maturities of three months or less at the date acquired.

	e.	Short-term restricted cash:

Short-term restricted cash is primarily invested in certificates of deposit, which mature within one year. As of December 31, 2006, 93% of the total amount is linked to the dollar and 7% of the total amount is linked to the other currencies. It is used as collateral for the lease of the Group’s offices and performance guarantees to customers and loans and bears weighted average interest of 5.02% and 3.56% in 2006 and 2005, respectively.

	f.	Restricted cash held by trustees:

Short-term and long-term restricted cash held by trustees is primarily invested in certificates of deposits. As of year end, 94% of the total amount is linked to the dollar and 6% of the total amount is linked to the Colombian Peso. The amounts held by trustees bear interest at rates of 4.6% and 5.9%, respectively, and are released based upon performance milestones as stipulated in the Group’s agreements with the government of Colombia.

	g.	Inventories:

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items, excess inventories, discontinued products, new products introduction and for market prices lower than cost. Any write-off is recognized in the consolidated statement of operations as cost of revenues.

Cost is determined as follows:

Raw materials, parts and supplies - with the addition of allocable indirect manufacturing costs using the average cost method.

Work-in-progress - represents the cost of manufacturing with the addition of allocable indirect manufacturing costs, using the average cost method.

F – 13

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Finished products - calculated on the basis of direct manufacturing costs with the addition of allocable indirect manufacturing costs, using the average cost method.

	h.	Long-term restricted cash:

Long-term restricted cash is primarily invested in certificates of deposit, which mature in more than one year. As of December 31, 2006, 92% of the total amount is linked to the dollar and 8% of the total amount is linked to the other currencies. It bears an annual weighted average interest rate of 4.94% and 3.63% as of December 31, 2006 and 2005, respectively. This long-term restricted cash is used as collateral for the lease of the Group’s offices, a sale and lease back transaction and performance guarantees to customers and loans.

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

Long-term receivables from long-term payment agreements are recorded at estimated present values determined based on current rates of interest and reported at the net amounts in the accompanying consolidated financial statements. Imputed interest is recognized, using the effective interest method, as a component of financial income (expenses) in the statments of operations.

F – 14

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	l.	Property and equipment, net:

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

During the year ended December 31, 2006, no such impairment loss was recorded.

	m.	Intangible assets and deferred charges:

Intangible assets subject to amortization are stated at amortized cost.

The assets are amortized using the straight-line method over their estimated useful lives, which are five to fifteen years, in accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”.

Deferred charges represent costs related to the deferred revenues. Such costs are recognized when the related revenues are recognized and are presented under other current assets for deferred charges that will be recognized within a year and under Intangible assets and deferred charges for deferred charges which will be recognized in more than one year.

	n.	Impairment of long-lived assets and long-lived assets to be disposed of:

The Group’s long-lived assets are reviewed for impairment in accordance with SFAS 144 whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. Such measurement includes significant estimates. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. However, the carrying amount of a group of assets would not be reduced below its fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Any impairment loss is recognized in the consolidated statement of operations (see Note 9b).

F – 15

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	o.	Goodwill:

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

During the year ended December 31, 2006, no such impairment loss was recorded.

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

Revenues from product sales are recognized in accordance with SEC Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition” (“SAB No. 104”), when delivery has occurred, persuasive evidence of an agreement exists, the vendor’s fee is fixed or determinable, no further obligation exists and collectability is probable. When significant acceptance provision is included in the arrangement revenues are deferred until the acceptance occur. Generally the Group does not grant rights of return. Service revenues are recognized ratably over the period of the contract or as services are performed, as applicable.

In accordance with Emerging Issues Task Force (“EITF”) Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”) a multiple-element arrangement (an arrangement that involves the delivery or performance of multiple products, services and/or rights to use assets) is separated into more than one unit of accounting, if the functionality of the delivered element(s) is not dependent on the undelivered element(s), there is vendor-specific objective evidence (VSOE) of fair value of the undelivered element(s) and delivery of the delivered element(s) represents the culmination of the earnings process for those element(s). If these criteria are not met, the revenue is deferred until such criteria are met or until the period in which the last undelivered element is delivered. If there is VSOE for all units of accounting in an arrangement, the arrangement consideration is allocated to the separate units of accounting based on each unit’s relative VSOE.

F – 16

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

Deferred revenues represent amounts when the criteria for revenue recognition as described above are not met. In general, when deferred revenues are recognized as revenues, the associated deferred costs are also recognized as cost of sales.

	q.	Shipping expenses

Under EITF 00-10, selling and marketing expenses include shipping expenses in the amounts of $ 3,800, $1,600 and $1,700 for the years ended December 31, 2006, 2005 and 2004, respectively.

	r.	Advertising expenses:

Advertising costs are expensed as incurred. Advertising expenses for the years ended December 31, 2006, 2005 and 2004 amounted to $ 600 $ 600 and $ 900 respectively.

	s.	Warranty costs:

Generally, the Company provides product warranties for periods between twelve to eighteen months at no extra charge. A provision is recorded for estimated warranty costs based on the Company’s experience. Warranty expenses for the years ended December 31, 2006, 2005 and 2004 were immaterial.

	t.	Research and development expenses:

Research and development expenses, net of grants received, are charged to expenses as incurred.

	u.	Grants:

The Company received royalty-bearing grants and non-royalty-bearing grants from the Government of Israel, the U.S.-Israel Science and Technology Foundation (“USISTF”), SES Global S.A and from other funding sources, for approved research and development projects. These grants are recognized at the time the Company is entitled to such grants on the basis of the costs incurred or milestones achieved as provided by the relevant agreement and included as a deduction from research and development expenses.

Research and development grants deducted from research and development expenses amounted to $2,000, $3,000 and $5,300 in 2006, 2005 and 2004, respectively.

F – 17

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	v.	Accounting for stock-based compensation:

On January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”) which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors. SFAS 123(R) supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), for periods beginning in fiscal 2006. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to SFAS 123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS 123(R).

SFAS 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated income statement. Prior to the adoption of SFAS 123(R), the Company accounted for equity-based awards to employees and directors using the intrinsic value method in accordance with APB 25 as allowed under Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”).

The Company adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard starting from January 1, 2006, the first day of the Company’s fiscal year 2006. Under that transition method, compensation cost recognized in the year ended December 31, 2006, includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of Statement 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of Statement 123(R). Results for prior periods have not been restated.

The Company has three stock option plans, the 1995 and the 2003 Stock Option and Incentive Plans and the 2005 Stock Incentive Plan (“the plans”). The 1995 Plan was amended in 1997, 1998 and 1999, and expired although there are still options outstanding under this plan. Under the 2003 Plan, options may be granted to employees, officers, directors and consultants of the Company.

In 2005, the shareholders approved two increases in the number of options available for grant of the 2003 Plan for an aggregate of 4,635,000 shares to a total of 6,135,000 shares available for future grants. As of December 31, 2006, an aggregate of 698,038 ordinary shares of the Company are still available for future grants from the 2003 Stock Option Incentive Plan.

Options granted under the 1995 and 2003 Plans generally vest quarterly over two to four years. The options expire seven or ten years from the date of grant. Any options, which are forfeited or canceled before expiration, become available for future grants.

F – 18

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The exercise price per share under the 1995 Plan was not less than the market price of an ordinary share at the date of grant. The exercise price for the 2003 Plan is the higher of (i) $5.00 per share; and (ii) the market value of the shares as of the date of the option grant, unless otherwise provided in the stock option agreement.

In December 2005, the Company’s shareholders approved the adoption of a new plan, the 2005 Stock Incentive Plan with a number of options available for grant of 1,500,000 shares. This Plan is designed to enable the Company’s Board of Directors to determine various forms of incentives for all forms of service providers and, when necessary, adopt a sub-plan in order to grant specific incentives. Among the incentives that may be adopted are share options, performance share awards, performance share unit awards, restricted shares, restricted share unit awards and other share-based awards. As of December 31, 2006, the Company granted 50,000 performance based options under this Plan.

The Company recognizes compensation expenses for the value of its awards, which have graded vesting, granted prior to January 1, 2006, based on the accelerated attribution method and for awards granted subsequent to January 1, 2006, based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

As a result of adopting SFAS 123(R) on January 1, 2006, the Company’s income before income taxes and net income for the year ended December 31, 2006, is approximately $3,750 lower than if it had continued to account for stock-based compensation under APB 25. Basic and diluted net earnings per share for the year ended December 31, 2006, are $0.14 and $0.13 respectively, lower than if the Company had continued to account for share-based compensation under APB 25.

Prior to January 1, 2006, the Company applied the intrinsic value method of accounting for stock options as prescribed by APB 25, whereby compensation expense is equal to the excess, if any, of the quoted market price of the stock over the exercise price at the grant date of the award. During the years ended December 31, 2005 and 2004, the Company recognized stock-based compensation expense related to employee stock options under the plans in the amounts of $120 and $0, respectively.

The Company estimates the fair value of stock options granted using the Black-Scholes-Merton option-pricing model. The option-pricing model requires a number of assumptions, of which the most significant are expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements.

The expected option term represents the period that the Company’s stock options are expected to be outstanding and was determined based on the simplified method permitted by SAB 107 as the average of the vesting period and the contractual term. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

F – 19

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The fair value of the Company’s stock options granted to employees and directors for the years ended December 31, 2006, 2005 and 2004 was estimated using the following weighted average assumptions:

	Year ended December 31,

	2006	2005	2004

Risk free interest	4.7%	4.2%	3%
Dividend yields	0%	0%	0%
Volatility	47%	48%	57.4%
Expected term (in years)	5.4	5.5	5.5

A summary of employee option activity under the Company’s Stock Option Plans as of December 31, 2006 and changes during the year ended December 31, 2006 are as follows:

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value (in thousands)

Outstanding at January 1, 2006	5,159,835	$8.6
Granted	312,000	$7.2
Exercised	(521,851)	$5.6
Expired	(499)	$346.3
Forfeited	(109,163)	$10.9

Outstanding at December 31, 2006	4,840,322	$8.8	8.4	$13,731

Exercisable at December 31, 2006	3,514,823	$9.8	8.3	$10,104

Vested and expected to vest at December 31, 2006	4,725,159	$8.8	8.4	$13,513

A summary of the employee option activity under the Company’s Stock Option Plans as of December 31, 2004 and 2005, and changes during the years ended on those dates, are as follow:

	Year ended December 31,
	2005		2004

	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Options outstanding at the beginning of the year	1,438,644	$17.1	1,591,602	$24.2
Changes during the year:
Granted	4,069,000	$6.0	242,766	$6.1
Exercised	(125,245)	$5.0	(87,341)	$5.0
Expired	(490)	$240.0	(125)	$180.0
Forfeited and cancelled	(222,074)	$17.3	(308,258)	$48.4

Options outstanding at the end of the year	5,159,835	$8.6	1,438,644	$17.1

Options exercisable at the end of the year	3,016,242	$10.5	973,780	$22.0

F – 20

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The weighted-average grant-date fair value of options granted during the years ended December 31, 2006 and 2005 was $ 3.55 and $ 2.93, respectively. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company’s closing stock price on the last trading day of the fourth quarter of fiscal 2006 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2006. This amount changes based on the fair market value of the Company’s stock. Total intrinsic value of options exercised for the year ended December 31, 2006 was approximately $ 1,600. As of December 31, 2006, there was approximately $ 2,200 of total unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Company’s stock option plans.

That cost is expected to be recognized over a weighted-average period of 1.2 years. Total grant-date fair value of vested options for the year ended December 31, 2006 was approximately $ 17,600.

The options outstanding under the Company’s Stock Option Plans as of December 31, 2006, have been separated into ranges of exercise price as follows:

Ranges of exercise price	Options outstanding as of December 31, 2006	Weighted average remaining contractual life	Weighted average exercise price	Options exercisable as of December 31, 2006	Weighted average exercise price of exercisable options

		(Years)
$ 5 -7.5	4,527,525	8.6	$5.8	3,388,521	$5.8
$ 7.8 -9.2	225,950	7.4	$8.0	39,511	$7.1
$ 42.4 -79	74,302	5.0	$77.5	74,259	$77.5
$ 240.4 -3,197.5	12,545	2.1	$675.6	12,532	$675.6

	4,840,322	8.4	$8.8	3,514,823	$9.8

The following table illustrates the effect on the net income (loss) and net earnings (loss) per share, assuming that the Company had applied the fair value recognition provision of SFAS 123 on its stock-based employee compensation:

	Year ended December 31,

	2005	2004

Net loss as reported	$(3,716)	$(11,535)

Add: stock-based employee compensation expenses included in reported net loss - intrinsic value	120	-

Deduct: total stock-based employee compensation expense determined under fair value based method	(6,964)	(1,017)

Pro forma net loss	$(10,560)	$(12,552)

Basic net loss per share as reported	$(0.17)	$(0.52)

Diluted net loss per share as reported	$(0.17)	$(0.52)

Pro forma basic loss per share	$(0.47)	$(0.56)

Pro forma diluted loss per share	$(0.47)	$(0.56)

F – 21

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

w.	Income taxes:

The Group accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”. SFAS 109 prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between the financial reporting and the tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Group provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value, if it is more likely than not that a portion or all of the deferred tax assets will not be realized.

x.	Concentrations of credit risks:

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

The Group also has restricted cash held by trustees, which is invested in U.S. dollar deposits and in Colombian Peso deposits with major banks in Colombia and in the U.S. As of December 31, 2006, restricted cash held by the trustees amounted to approximately $22,800. The Company is entitled to receive the cash held by the trustee in stages based upon operational milestones. The cash held in trust is reflected in the Company’s balance sheet as “Restricted cash held by trustees”. If the Company does not meet certain milestones, or if the government of Colombia terminates the contracts unilaterally, the Company may be unable to receive this restricted cash.

Trade receivables, short-term and long-term receivables relating to capital leases and long-term trade receivables of the Group are mainly derived from sales to major customers located in the U.S., Europe, Far East and South America (mainly one customer in Peru and one customer in Brazil in the amount of $10,100 and $4,200, respectively, as of December 31, 2006). The Group performs ongoing credit evaluations of its customers and obtains letters of credit and bank guarantees for certain receivables. An allowance for doubtful accounts is determined with respect to those amounts that the Group has determined to be doubtful of collection and a general allowance is provided to cover additional potential exposures.

F – 22

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

A significant portion of the Group’s restricted cash held by trustees, trade receivables and long-term trade receivables is from three countries in Latin America - Colombia, Peru and Brazil. Any instability in the political or economic situation or otherwise in those countries, could have a significant adverse impact on the Company.

As of December 31, 2006, the Group has no significant off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements. In 2007, the Company entered into a hedging agreement to cover certain of its exchange rate exposures.

	y.	Employee related benefits:

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

The deposited funds for the Company’s employees include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes profits.

Severance pay expenses for the years ended December 31, 2006, 2005 and 2004, amounted to approximately $2,400, $2,000 and $3,400, respectively.

401K profit sharing plans

The Company has a number of savings plans in the United States that qualify under Section 401(k) of the Internal Revenue Code. U.S employees may contribute up to 15% or 100% of their pretax salary, but not more than statutory limits. The Company contributes either a) one dollar for each dollar a participant contributes in this plan, in an amount of up to 3% of a participant’s earnings and in addition, it contributes fifty cents for each dollar a participant contributes in this plan, for an additional 3% of a participant’s earnings or b) 25% of the first 6% a participant contributes in this plan. Matching contributions in 2006, 2005 and 2004 for all the plans were $700, $700 and $700, respectively. Matching contributions are invested in proportion to each participant’s voluntary contributions in the investment options provided under the plan.

F – 23

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	z.	Fair value of financial instruments:

The following methods and assumptions were used by the Group in estimating their fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, short-term restricted cash, restricted cash held by trustees, trade receivables, short-term bank credit and trade payables approximate their fair value due to the short-term maturity of such instruments.

The carrying amounts of the Group’s long-term borrowing arrangements, long-term trade receivables and long-term restricted cash approximate their fair value. The fair value was estimated using discounted cash flow analysis, based on the Group’s incremental borrowing rates for similar borrowing or investing arrangements.

The fair value of the convertible subordinated notes, which was determined according to market value, and the carrying amount of the Company’s convertible subordinated notes was $12,100 and $16,300 as of December 31, 2006, respectively and $10,000 and $16,300 as of December 31, 2005, respectively.

	aa.	Net earnings (loss) per share:

Basic net earnings (loss) per share are computed based on the weighted average number of ordinary shares outstanding during each period. Diluted net earnings (loss) per share are computed based on the weighted average number of ordinary shares outstanding during each period, plus dilutive potential ordinary shares considered outstanding during the period, in accordance with SFAS No. 128, “Earnings per Share”. The total weighted average number of shares related to the outstanding options and warrants excluded from the calculations of diluted net earnings (loss) per share, as they would have been anti-dilutive, was 9,276,286, 13,390,669 and 9,990,282 for the years ended December 31, 2006, 2005 and 2004, respectively.

F – 24

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following table sets forth the computation of basic and diluted net earnings (loss) per share:

	1.	Numerator:

	Year ended December 31,

	2006	2005	2004

Numerator for basic and diluted net earnings (loss) per share -

Net income (loss) available to holders of Ordinary Shares	$10,487	$(3,716)	$(11,535)

2.	Denominator (in thousands):

Denominator for basic net earnings (loss) per share -
Weighted average number of shares	25,799	22,440	22,242
Add -employee stock options and convertible notes	1,721	-	-

Denominator for diluted net earnings (loss) per share - adjusted weighted average shares assuming exercise of options	27,520	22,440	22,242

ab.	Impact of recently issued accounting pronouncements:

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 creates a single model to address uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. In addition, FIN 48 clearly scopes out income taxes from Financial Accounting Standards Board Statement No. 5, “Accounting for Contingencies.” FIN 48 utilizes a two-step approach for evaluating tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) is only addressed if step one has been satisfied (i.e., the position is more-likely-than-not to be sustained). FIN 48 applies to all tax positions related to income taxes subject to Financial Accounting Standards Board Statement No. 109, “Accounting for Income Taxes.” This includes tax positions considered to be “routine” as well as those with a high degree of uncertainty. Derecognition of a tax position that was previously recognized would occur when a company subsequently determines that a tax position no longer meets the more-likely-than-not threshold of being sustained. FIN 48 specifically prohibits the use of a valuation allowance as a substitute for derecognition of tax positions. FIN 48 is effective for fiscal years beginning after December 15, 2006. Management is in the process of evaluating the possible impact of the adoption of FIN 48 on its consolidated financial statements.

F – 25

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, “Fair Value Measurements.” This Standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management believes this Standard will not have a material effect on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”), which permits companies to choose to measure certain financial instruments and other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company will adopt SFAS No. 159 no later than January 1, 2008. The Company has not yet determined the effect that the adoption of SFAS No. 159 will have on its consolidated financial statements.

	ac.	Reclassification:

Certain 2004 and 2005 figures have been reclassified to conform to the 2006 presentation.

NOTE 3: –	INVENTORIES

	a.	Inventories are comprised of the following:

	December 31,

	2006	2005

Raw materials, parts and supplies	$6,947	$5,715
Work in progress	2,595	5,212
Finished products	16,826	12,326

	$26,368	$23,253

b.	Inventory write-offs totaled $ 1,200, $ 600 and $ 2,000 in 2006, 2005 and 2004, respectively.

F – 26

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4: –	PROPERTY AND EQUIPMENT, NET

	a.	Composition of property and equipment, grouped by major classifications, is as follows:

	December 31,

	2006	2005

Cost:
Buildings and land	$91,666	$91,527
Computers and electronic equipment	78,754	106,478
Equipment leased to others	96,799	84,223
Office furniture and equipment	8,734	8,787
Vehicles	270	208
Leasehold improvements	4,302	4,257

	280,525	295,480
Accumulated depreciation and provision for impairment *)	159,159	171,235

Depreciated cost	$121,366	$124,245

*) The accumulated depreciation of equipment leased to others as of December 31, 2006 and 2005 is $ 21,896 and $ 19,000, respectively.

	b.	Depreciation expenses totaled $ 19,800, $ 17,700 and $ 30,000 in 2006, 2005 and 2004, respectively.

	c.	As for impairment of property and equipment and other charges, see Note 9b.

	d.	As for pledges and securities, see Note 11g.

NOTE 5: –	INTANGIBLE ASSETS AND DEFERRED CHARGES, NET

	a.	Composition of intangible assets and deferred charges, grouped by major classifications, is as follows:

	Weighted average amortization years	December 31,

		2006	2005

Cost:
Identifiable intangible assets resulting from acquisitions of a subsidiary	12.8	$21,138	$21,138
Customer acquisition costs	6.3	3,776	3,776
Other	2.8	1,662	1,794

		26,576	26,708
Accumulated amortization and provision for impairment		21,486	20,577

Amortized cost		5,090	6,131

Deferred charges		3,797	6,123

		$8,887	$12,254

F – 27

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5: –	INTANGIBLE ASSETS AND DEFERRED CHARGES, NET (Cont.)

	b.	Amortization expenses amounted to $ 960, $ 1,400 and $ 1,700 for the years ended December 31, 2006, 2005 and 2004, respectively.

	c.	As for impairment of intangible assets and deferred charges, see Note 9b.

	d.	Estimated amortization expenses for the following years is as follows:

Year ending December 31,

2007	$952
2008	926
2009	642
2010	642
2011	642
2012 and thereafter	1,286

$5,090

NOTE 6: –	COMMITMENTS AND CONTINGENCIES

a.

On March 29, 2001, Spacenet Inc. completed a transaction for the sale and leaseback of its corporate headquarters building. The sale price of the property was approximately $ 31,500 net of certain fees and commissions. Concurrently with the sale, Spacenet Inc. entered into an operating leaseback contract for a period of fifteen years at an initial annual rent of approximately $ 3,500 plus escalation. The capital gain resulting from the sale and leaseback amounting to $ 5,600 was deferred and is being amortized over the fifteen year term of the lease. In accordance with the lease terms, Spacenet Inc. made a security deposit consisting of a $ 5,500 fully cash collateralized letter of credit for the benefit of the lessor. The lease is accounted for as an operating lease in accordance with SFAS No. 13.

	b.	Lease commitments:

Minimum lease commitments of certain subsidiaries under non-cancelable operating lease agreements with respect to premises occupied by them, at rates in effect subsequent to December 31, 2006, are as follows:

	Gross commitments	Receivables from subleases	Net commitments

Year ending December 31,	U.S. dollars in thousands

2007	$5,280	$728	$4,552
2008	4,716	502	4,214
2009	4,447	483	3,964
2010	4,525	382	4,143
2011	4,661	128	4,533
2012 and thereafter	21,405	-	21,405

	$45,034	$2,223	$42,811

Gross rent expenses and income from subleases were $ 6,642 and $ 1,416, respectively in 2006, $ 6,400 and $ 900, respectively in 2005 and $ 8,000 and $ 1,500, respectively in 2004.

F – 28

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6: –	COMMITMENTS AND CONTINGENCIES (Cont.)

Out of the above commitment, $743 is included as restructuring accrual in other accounts payable and other long-term liabilities. Some of the Group’s lease agreements do not include renewal options.

	c.	Commitments with respect to space segment services:

All the required space segment services necessary to meet the terms of the current customer contracts are obtained from either SES Americom or from unrelated third parties under contracts ranging from one to twelve years.

Future minimum payments due for space segment services mainly to SES Americom, (a related party until July 2005), subsequent to December 31, 2006, are as follows:

Year ending December 31,

2007	$19,602
2008	13,046
2009	7,216
2010	5,760
2011	5,760
2011 and thereafter	23,040

$74,424

Space segment services expenses, mainly to SES Americom, totaled $ 23,698, $ 24,200 and $ 27,400 in 2006, 2005 and 2004, respectively.

d.	Legal and tax contingencies:

1.

In the first half of 2002, a number of securities class action lawsuits were filed against the Company and certain of its officers and directors. The litigation includes actions filed in the United States District Court and a request to file a class action lawsuit in the Tel-Aviv District Court, Israel. With respect to the request in Israel, in 2002, the Israeli court granted a motion for stay the proceedings of the Israeli action pending the outcome of the U.S. class action proceeding. The class action suits allege violations of the federal securities laws and claim that the Company issued material misrepresentations to the market. The class action suits in the U.S. have been consolidated into a single action in the United States District Court for the Eastern District of New York. An amended complaint was filed on May 13, 2003. The Company filed an amended motion to dismiss the complaint. In September 2005, the court rendered its decision to dismiss a number of the claims listed in the complaint.

In June, 2006, following a successful mediation, the parties reached a settlement in the consolidated class action filed in the U.S. Based on the terms of the settlement, the entire amount due would be covered by the Company’s insurance carriers. The settlement stipulates that the Company does not admit to any wrongdoing, fault or liability. The Company and the plaintiffs filed the settlement papers with the court on November 13, 2006 and preliminary approval hearings have been held. If the court preliminarily approves the proposed settlement, plaintiffs will provide notice to the class. After a period of time in which class members will be given a chance to raise any objections to or exclude themselves from the proposed settlement, the court will hold a final approval hearing to determine the fairness of the proposed settlement.

F – 29

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6: –	COMMITMENTS AND CONTINGENCIES (Cont.)

The Company believes the allegations against it and its officers and directors are without merit and intends to contest them vigorously and in any event that the proposed settlement is not concluded satisfactorily.

2.

In September 2003, Nova Mobilcom S.A. (“Mobilcom”) filed a lawsuit against Gilat do Brasil, a wholly-owned subsidiary of the Company, for specific performance of a memorandum of understandings which provided for the sale of Gilat do Brazil, and specifically the GESAC project, a government education project awarded to Gilat do Brazil, to Mobilcom for an unspecified amount. The Company does not believe that this claim has any merit and is vigorously defending itself against the claims presented therein.

3.

In 2003, the Brazilian Tax Authority filed a claim against a subsidiary of Spacenet Inc. in Brazil, for alleged taxes due in the amount of approximately $ 4,000. The subsidiary received notice of an administrative ruling against it in this regard and has filed a petition challenging this ruling in the state courts of the State of Sao Paulo, Brazil. At present, due to interest rates and the exchange rate of the Brazilian Reias, the Company’s management believes that the maximum subsidiary’s exposure is the payment of taxes in an amount of approximately $ 6,400. The Company intends to contest the claim vigorously.

4.

The Company has certain tax exposures in some of the jurisdictions in which it conducts business. Specifically, in certain jurisdictions in the United States and in Latin America the Company is in the midst of different stages of audits and has received some tax assessments. The tax authorities in these and in other jurisdictions in which the Company operates as well as the Israeli Tax Authorities may raise additional claims, which might result in increased exposures and ultimately, payment of additional taxes.

5.

The Company’s management believes that it has provided adequate provisions to cover these exposures described above in accordance with SFAS 5. Liabilities related to legal proceedings and income taxes, demands and claims are recorded when it is probable that a liability has been incurred and the associated amount can be reasonably estimated. The Company’s management, based on its legal counsel opinion, believes that it had provided an adequate accrual to cover the costs to resolve the aforementioned legal proceedings, demands and claims.

The Company has accrued approximately, $ 12,000 and $ 10,100 as of December 31, 2006 and 2005, respectively, for the expected implications of such legal and tax contingencies.

	e.	Pledges and securities - see Note 11g.

F – 30

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6: –	COMMITMENTS AND CONTINGENCIES (Cont.)

	f.	Guarantees:

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

At December 31, 2006, the aggregate amount of bank guarantees provided in order to secure the Group’s performance obligations is approximately $ 12,200, comprised mainly of performance guarantees provided on behalf of the Company’s subsidiary in Peru in an amount of approximately $ 7,600. The Group has restricted cash as collateral for these guarantees in an amount of approximately $ 4,000.

In addition, the Group has provided bank guarantees for certain leases throughout the world for an aggregate amount of approximately $ 5,700. The Group has restricted cash as collateral for these guarantees in an amount of approximately $ 5,700.

The Group also provided few other guarantees amounted to approximately $ 1,600 as of December 31, 2006.

In accordance with FIN 45, paragraph 4, as the guarantees above are performance guarantees for the Company’s own performance, such guarantees are excluded from the scope of FIN 45. The Company has not recorded any liability for such amounts, since the Company expects that its performance will be acceptable. To date, no guarantees have ever been exercised against the Company.

NOTE 7: –	SHAREHOLDERS’ EQUITY

	a.	Share capital:

		1)	Ordinary shares confer upon their holders voting rights, the right to receive cash dividends and the right to share in excess assets upon liquidation of the Company.

		2)	In September 2006, the Company issued 10,578,474 ordinary shares to York upon conversion of its long-term convertible note, see also Note 11g.

3)

In December, 2006, the Company consummated a public offering of 8,050,000 ordinary shares at a price of $8.50 per share. Of such shares, 5,016,667 ordinary shares were sold by the Company and the remaining shares were sold by a selling shareholder (York). Through this offering the Company raised a gross amount of $ 42,401. Issuance expenses amounted to approximately $ 2,755.

		4)	During the year ended December 31, 2006, 668,913 options were exercised into the Company’s ordinary shares.

F – 31

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7: –	SHAREHOLDERS’ EQUITY (Cont.)

	b.	Stock Option Plans:

See detailed information in Note 2v.

c.

In August 2003, rStar, currently, a wholly owned subsidiary of the Company, granted options to purchase 2,800,000 shares options of rStar common stock to its former CEO in accordance with the terms of his employment agreement. The exercise price was $ 0.16 per share of common stock. rStar followed APB No. 25 as variable plan and compensation expense of $ 764 was recorded in the year ended December 31, 2003, using the accelerated method of accounting for incentive stock options. The Company recorded the amount in its equity accounts as stock compensation related to options issued in a subsidiary. The compensation expense was included in selling, marketing, general and administrative expenses. As part of the acquisition of the minority interest of rStar, rStar purchased the vested options of its former CEO, in consideration of $ 440 ($0.60 less the exercise price for each option). The difference between the $ 764 compensation expenses and the cash consideration was recorded as a reduction of selling and marketing, general and administrative expenses.

d.

In 2005, the Company recruited new management and as part of their recruitment package, an aggregate of 2,445,000 options were granted under the 2003 Stock Plan. At the same time, other executives were granted options for an aggregate of 490,000 shares under the 2003 Stock Plan.

e.

In August 2005, the Company’s shareholders approved the accelerated vesting of all of the options granted to non-employee directors in an aggregate amount of 90,330 options. The compensation expense in connection with the accelerated vesting was approximately $ 26.

f.

In 2003, the Company granted 150,000 stock options to its former Chairman of the Board of Directors, who was considered at that time a related party, in accordance with the terms of his consultancy agreement. The exercise price is $ 5.00 per share. The Company accounted for these options under the fair value method of SFAS No. 123 and EITF No. 96-18. The fair value of these options was estimated using a Black-Scholes option-pricing valuation model with the following weighted-average assumptions for 2005, 2004 and 2003: risk-free interest rates of 3%, dividend yields of 0%, volatility factor of the expected market price of the Company’s ordinary shares of 84%, and a weighted-average expected life of the options of three and a half years. Changes in the fair value of the options prior to completion of performance are reflected as an adjustment to the expense to be included in future periods over the vesting period. In 2005, 2004 and 2003, the Company recorded compensation expenses of $ 17, $ 207 and $ 233, respectively which are included in selling, marketing, general and administrative expenses. All options shall expire over a period ending in July 2008.

F – 32

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7: –	SHAREHOLDERS’ EQUITY (Cont.)

g.

In 2003, the Company granted 225,000 stock options to a former CEO in accordance with the terms of his employment agreement. The exercise price was $ 5.00 per share. The options were treated under APB No. 25 as a variable plan. No compensation expense was recorded in the year ended December 31, 2004 since the market price of the underlying shares was lower than the exercise price of the option. All such options vested upon the former CEO’s leaving the Company in July 2004. All options shall expire if not earlier exercised by July 14, 2007.

	h.	Dividends:

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

		2.	Pursuant to the terms of a credit line from a bank (see Note 11), the Company is restricted from paying cash dividends to its shareholders without initial approval from the bank.

NOTE 8: –	RESTRUCTURING OF DEBTS

a.

In April 2004, the Company further revised the terms of its loan from Bank Hapoalim, to which it owed a principal debt amount of $ 71,400. The new loan terms reduced the principal installments due on July 1, 2005 and January 1, 2006 from $ 4,463 to $ 1,000 and $ 1,500, respectively, with the remainder due for payment in 2012. Other principal payments of $ 4,463 due semi-annually thereafter remained unchanged and the last installment of $ 15,300 was due on July 2, 2012. In addition, the interest rate on the loan was also revised.

In consideration for the Bank Hapoalim agreement to amend the interest rates, defer principal payments and modify certain covenants, the bank was entitled to convert loan owed by the Company to Bank Hapoalim into ordinary shares of the Company.

The modification of the loan terms was accounted for as debt extinguishment due to the addition of a conversion option to the debt instrument which was considered substantial. The fair value of the amended loan was recorded, and the book value of the old loan was removed from the Company’s financial statements. Since Bank Hapoalim was a related party, the extinguishment gain of approximately $ 15,500 was recorded as an equity contribution in the year ended December 31, 2004.

b.

In July 2005, Bank Hapoalim assigned its loan to the Company to York. Following the assignment, York is considered a related party. At that time of the assignment, certain board members of the Company resigned and were replaced by new board members. In addition, the Company’s CEO and Chairman of the Board Of Directors resigned and a co-founder of the Company rejoined the Company as President and Chief Executive Officer.

F – 33

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8: –	RESTRUCTURING OF DEBTS (Cont.)

c.

In December 2005, the Company and York further revised the terms of the loan. The new loan terms deferred $ 19,350 in principal payments due in installments from January 5, 2006 through January 1, 2008. The new payment schedule provided that: (i) no principal payments be due in 2006, 2007 or January 2008 (with those payments being deferred until July 2012) (ii) approximately $ 4,500 was to be paid on July 1, 2008; (iii) approximately $ 9,000 was to be paid in semi-annual installments on January 1 and July 1 of 2009, 2010 and 2011; (iv) approximately $ 4,500 was to be paid on January 1, 2012; and (v) approximately $ 34,500 was to be paid on July 1, 2012. In addition, the amendment modified the terms of the conversion option until September 30, 2006. The amendment lowered and set the conversion price to $ 6.75 per share until September 30, 2006. In addition, during this period, the Company was granted the right to require the conversion of the outstanding loan from York at the same exercise price in the event that the closing share price of the Company’s ordinary shares as published by NASDAQ over twenty consecutive trading days will exceed $ 9.00, provided that the aggregate trading volume during this period is a minimum of 1,700,000 ordinary shares. Beginning October 1, 2006, the conversion price will revert to the original price.

The modification of the loan was not considered substantial based on the measurement method prescribed by EITF 96-19, “Debtor’s Accounting for a Modification or Exchange of Debt Instruments”. In accordance with EITF 05-7, “Accounting for Modifications to Conversion Options Embedded in Debt Instruments and Related Issues” which was early adopted by the Company, the change in the fair value of the conversation option immediately before and after the modification in the amount of $ 3,800 was recorded as a discount on the loan and increase to shareholders’ equity.

d.

In September 2006, York converted the loan into the Company’s ordinary shares. Based on Interpretation 1 of Opinion 26 and EITF No. 85-17, “Accrued Interest upon Conversion of Convertible Debt”, the net carrying amount of the convertible debt and accrued interest unpaid, including the unamortized discount, in the total amount of $ 68,100 was credited to shareholders’ equity upon conversion. See also Note 1b.

F – 34

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9: –	RESTRUCTURING CHARGES, WRITE-OFFS AND OTHER SIGNIFICANT CHARGES

	a.	Restructuring charges:

In 2001, the Group recorded restructuring charges of approximately $30,300, pursuant to restructuring plans committed to by management, of which until December 31, 2006, $21,200 were paid in cash and $8,600 were treated as a non-cash expenses. As of December 31, 2006 and 2005 $500 and $1,400 were accrued as a short-term liability, respectively.

Restructuring charges were accounted for in accordance with EITF 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)” (“EITF 94-3”) and SAB No. 100, “Restructuring and Impairment Charges”.

	Restructuring charges in the year ended December 31,	Accrued liability as of December 31,
	2001	2006

Employee terminations, including potential claims	$11,785	$-
Termination of lease commitments	7,826	16
Compensation to customers and suppliers	9,167	57
Other	1,506	411

	$30,284	$484

F – 35

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9: –	RESTRUCTURING CHARGES, WRITE-OFFS AND OTHER SIGNIFICANT CHARGES (Cont.)

2.

In June 2003, the Group recorded additional restructuring charges of approximately $3,900 of which until December 31, 2006, $1,600 were paid in cash and $1,600 were treated as a non-cash expenses. As of December 31, 2006 and 2005 $800 and $1,700 were accrued as a short-term liability, respectively.

Restructuring charges in the year ended December 31, 2003 were accounted for in accordance with SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured, initially at fair value, only when the liability is incurred; thereby, nullifying EITF 94-3, that required a liability for an exit cost to be recognized at the date of an entity’s announcement and commitment to an exit plan. The adoption of SFAS 146 resulted in delaying recognition for certain types of costs as compared to the provisions of EITF 94-3, especially for facility closure costs.

	Restructuring charges in the year ended December 31, 2003	Accrued liability as of December 31, 2006

Employee terminations	$1,682	$-
Termination of lease commitments	1,614	726
Other	609	30

	$3,905	$756

b.	Write-offs and other significant charges:

In 2004, the Company decreased the carrying value of an asset and recorded an impairment of property and equipment in an amount of approximately $2,200, as a result of decreased future undiscounted cash flows from a certain customer and in accordance with SFAS 144. The impairment is included as impairment of tangible and intangible assets in the consolidated statement of operations.

F – 36

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10: –	TAXES ON INCOME

	a.	The Company:

		1.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959:

The Company has been granted an “Approved Enterprise” status for nine investment programs in the alternative program, by the Israeli Government under the Law for Encouragement of Capital Investments, 1959 (“the Law”).

Since the Company is a “foreign investors’ company”, as defined by the above-mentioned law, it is entitled to a ten-year period of benefits, for enterprises approved after April 1993. The main tax benefits from the said status are a tax exemption for two to four years and a reduced tax rate (based on the percentage of foreign shareholding in each tax year) on income from all of its “Approved Enterprises”, for the remainder of the benefit period. These tax benefits are subject to a limitation of the earlier of 12 years from commencement of operations, or 14 years from receipt of approval. The periods of benefits of the approved enterprises will expire between 2006 and 2009.

If tax-exempt profits earned by the Company’s “Approved Enterprises” are distributed to shareholders, such distributions would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative program of benefits (depending on the level of foreign investment in the Company), currently between 15% to 25% for an “Approved Enterprise”.

The Company is entitled to claim accelerated depreciation with respect to equipment used by “Approved Enterprises” during the first five tax years of the operations of these assets.

The entitlement to the above mentioned benefits is dependent upon the Company fulfilling the conditions stipulated by the Law, regulations published thereunder and the certificates of approval for the specific investments in approved enterprises. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences to the Israeli Consumer Price Index (“CPI”) and interest.

On April 1, 2005, an amendment to the Law came into effect (the “Amendment”) and has significantly changed the provisions of the Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as an “Approved Enterprise”, such as provisions generally requiring that at least 25% of the “Approved Enterprise” income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

F – 37

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10: –	TAXES ON INCOME (Cont.)

However, the Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the Law as they were on the date of such approval. Therefore, the Company’s existing “Approved Enterprises” programs will generally not be subject to the provisions of the Amendment. As a result of the Amendment, tax-exempt income generated under the provisions of the new law, will subject the Company to taxes upon distribution or liquidation and the Company may be required in the future to record deferred tax liability with respect to such tax-exempt income. As of December 31, 2006, the Company did not generate income under the provisions of the new law.

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

F – 38

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10: –	TAXES ON INCOME (Cont.)

	c.	Carryforward tax losses and credits:

At December 31, 2006, the Company had operating loss carry forwards for Israeli income tax purposes of approximately $55,000, which may be offset indefinitely against future taxable income indefinitely.

Carryforward tax losses in the U.S. subsidiaries amount to approximately $217,000. Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the “change in ownership” provisions of Internal Revenue Code of 1986 and similar state provisions. The annual limitations may result in the expiration of net operating loss before utilization. In the U.S, carryforward tax losses can be utilized within 20 years.

In addition the Group has carryforward tax losses relating to other subsidiaries of approximately $10,000.

	d.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Groups’ deferred tax liabilities and assets are as follows:

		December 31,

		2006	2005

1.	Provided in respect of the following:
	Carryforward tax losses	$95,931	$97,304
	Temporary differences relating to property and equipment	22,665	26,557
	Other	15,036	12,897

	Gross deferred tax assets	133,632	136,758
	Valuation allowance	(124,909)	(123,694)

	Net deferred tax assets	8,723	13,064

	Gross deferred tax liabilities
	Temporary differences relating to property and equipment	(4,256)	(6,920)
	Other	(4,644)	(7,341)

		(8,900)	(14,261)

	Net deferred tax liabilities	$(177)	$(1,197)

	Domestic	$-	$-
	Foreign	(177)	(1,197)

		$(177)	$(1,197)

2.	Deferred taxes are included in the consolidated balance sheets, as follows:

	Current liabilities	$(113)	$(352)
	Non-current liabilities	(64)	(845)

		$(177)	$(1,197)

F – 39

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10: –	TAXES ON INCOME (Cont.)

3.

As of December 31, 2006, the Group increased the valuation allowance by approximately $ 1,215, resulting from changes in other temporary differences and in carry forward tax losses. Management currently believes that it is more likely than not that the deferred tax regarding the loss carry forwards and other temporary differences for which valuation allowance was provided will not be realized in the foreseeable future.

	e.	Reconciling items between the statutory tax rate of the Company and the effective tax rate:

	Year ended December 31,

	2006	2005	2004

Income (loss) before taxes, as reported in the consolidated statements of operations	$12,844	$(990)	$(9,123)

Statutory tax rate	31%	34%	35%

Theoretical tax expenses (benefit) on the above amount at the Israeli statutory tax rate	$3,982	$(337)	$(3,193)
Currency differences	(1,392)	1,834	(176)
Tax adjustment in respect of different tax rates and “Approved Enterprise” status (1)	(3,981)	(971)	(3,324)
Reduction in deferred taxes due to reduction in future tax rates	-	2,509	-
Changes in valuation allowance	1,215	(9,798)	(4,034)
Forfeiture of carry forward tax losses	-	4,762	4,029
Taxes paid in respect of prior years	898	2,546	288
Stock compensation relating to options per SFAS 123(R)	1,141	-	-
Nondeductible expenses and other permanent differences	494	2,581	10,839

	$2,357	$3,126	$4,429

(1) Per share amounts (basic) of the tax benefit results from the exemption	$(0.08)	$(0.04)	$(0.15)

Per share amounts (diluted) of the tax benefit results from the exemption	$(0.07)	$(0.04)	$(0.15)

F – 40

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10: –	TAXES ON INCOME (Cont.)

	f.	Taxes on income included in the consolidated statements of operations:

	Year ended December 31,

	2006	2005	2004

Tax expenses	3,488	3,599	2,560

Deferred income taxes	(1,131)	(473)	1,869

	$2,357	$3,126	$4,429

Domestic	$684	$1,549	$134
Foreign	1,673	1,577	4,295

	$2,357	$3,126	$4,429

g.	Income (loss) before taxes on income from continuing operations:

	Year ended December 31,

	2006	2005	2004

Domestic	$21,628	$9,111	$(39,117)
Foreign	(8,784)	(10,101)	29,994

	$12,844	$(990)	$(9,123)

NOTE 11: –	SUPPLEMENTARY BALANCE SHEET INFORMATION

	a.	Other current assets:

	December 31,

	2006	2005

Receivables in respect of capital leases (see c below)	$6,157	$9,529
VAT receivables	5,854	5,437
Prepaid expenses	6,535	2,951
Deferred charges	16,921	3,213
Tax receivables	1,178	2,310
Employees	203	200
Other	3,580	3,575

	$40,428	$27,215

F – 41

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11: –	SUPPLEMENTARY BALANCE SHEET INFORMATION (Cont.)

	b.	1.	Long-term trade receivables, receivables in respect of capital leases and other receivables:

	December 31,

	2006	2005

Long-term receivables in respect of capital leases (see c below)	$5,558	$8,721
Long-term trade receivables	8,291	8,282
Other receivables	5,392	5,754

	$19,241	$22,757

2.	The following amounts represent the unbilled amounts of the long-term receivables as of December 31, 2006 (excluding other receivables):

Year ending December 31,

2008	$8,828
2009	4,826
2010	2,084
2011	541

16,279

Unearned interest income	(2,430)

$13,849

c.	Receivables in respect of capital and operating leases:

The Group’s contracts with customers contain long-term commitments, for remaining periods ranging from one to five years, to provide network services, equipment, installation and maintenance.

F – 42

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11: –	SUPPLEMENTARY BALANCE SHEET INFORMATION (Cont.)

The aggregate minimum future payments to be received by the Group under these contracts as of December 31, 2006, are as follows (including unearned interest income in the amount of $ 1,000):

	Capital lease	Operating lease	Total

Year ending December 31,

2007	$6,419	$4,929	$11,348
2008	3,392	4,231	7,623
2009	1,505	3,668	5,173
2010	976	3,868	4,844
2011	486	781	1,267

	$12,778	$17,477	$30,255

The net investments in capital lease receivables as of December 31, 2006, are $ 11,715. Total revenues from capital and operating leases amounted to $ 7,996, $ 5,700 and $ 16,800 in the years ended December 31, 2006, 2005 and 2004, respectively.

d.	Short-term bank credit:

The following is classified by currency and interest rates:

	Weighted average interest rate

	December 31,		December 31,

	2006	2005	2006	2005

	%		U.S. dollars in thousands

Linked to the dollar	6.50	4.20	$1,200	$8,172

e.	Other accounts payable:

	December 31,

	2006	2005

Deferred revenue	39,382	11,752
Payroll and related employees accruals	10,807	8,689
Taxes payables	$10,069	$8,579

Advances from customers	4,393	1,839
Provision for vacation pay	3,876	3,234

VAT payable	708	1,148
Deferred taxes	113	352
Current maturities of long-term liabilities with respect to capital lease agreements	74	87

Other	2,707	992

	$72,129	$36,672

F – 43

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11: –	SUPPLEMENTARY BALANCE SHEET INFORMATION (Cont.)

	f.	Long-term loans:

		Interest rate for			December 31,

		2006	2005		2006	2005

	Linkage	%	%	Maturity

Restructured loans (a):
Loan from Bank Leumi (b)(d)(g)	U.S.dollar	LIBOR +1.6%	LIBOR +2.5%	2007-2011	$20,000	$24,000
Other long-term loans (e)	U.S.dollar	5.0%	5.0%	2007-2008	1,829	3,569

					21,829	27,569

Other loans:
Loans from a bank (f)	Euro	6.3%	5.86%-6.3%	2007-2021	6,665	6,153
Loans from a bank	U.S.dollar		5.7%	2007-2008	-	1,473
Other long-term loans	U.S.dollar	0%	0%	2007	309	1,551
Other long-term loans	U.S.dollar	5%	3.0%-5.0%	2007-2008	52	109

					7,026	9,286

					28,855	36,855
Less - current maturities					6,537	7,712

					$22,318	$29,143

g.	Long-term convertible loan:

		Interest rate			December 31,

		2006	2005		2006	2005
				Contractual
	Linkage	%	%	Maturity

Loan from Bank Hapoalim / York (a) (b) (c) (h)	U.S. dollar	-	LIBOR+2%	2008-2012	$-	$70,400
Less - fair value of change in conversion feature of a related party convertible debt					-	3,798

Less - current maturities					-	-

					$-	$66,602

(a)

In March 2003, the Company concluded a restructuring process reaching an agreement with the banks and other creditors, which revised the loan terms. In April 2004 and in December 2005, the Company further revised the terms of York loan (see Note 8).

F – 44

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11: –	SUPPLEMENTARY BALANCE SHEET INFORMATION (Cont.)

(b)

In addition to existing security interests in their favor, the Company granted the banks, as referred to in Note 8, a first priority security interest consisting of a floating charge on all of the Company’s assets and a pledge on Spacenet Inc. shares owned by the Company. The Company granted a second priority security interest in the same collateral to the holders of the new notes.

		(c)	As of December 31, 2006, the Company is in compliance with its covenants.

		(d)	The Company granted the lender a first priority security interest of approximately $ 20,000 in its facilities in Israel.

		(e)	Spacenet Inc. granted the lender a security interest of approximately $ 1,800 in certain of its computers, machinery and hub equipment.

(f)

A Dutch subsidiary of the Company entered into a mortgage and loan agreement with a German bank. The amount of the mortgage as of December 31, 2006, is collateralized by the subsidiary’s facilities in Germany.

(g)

In order to secure credit lines provided by the Banks, the Company granted the Banks a second priority security charge on its facilities. As of December 31, 2006, the Company used approximately $ 12,400 of those credit lines.

		(h)	In July 2005, Bank Hapoalim assigned its loan to the Company to York (see further discussion in Note 8b). In September 2006, York converted the loan into the Company’s ordinary shares, see Note 7a.

	h.	Long-term debt maturities for loans after December 31, 2006, are as follows:

Year ending December 31,

2007	$6,537
2008	4,318
2009	4,327
2010	4,348
2011	4,365
2012 and thereafter	4,960

$28,855

Interest expenses on the long-term loans amounted to $ 5,400, $ 6,600 and $ 3,800 for the years ended December 31, 2006, 2005 and 2004, respectively.

F – 45

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11: –	SUPPLEMENTARY BALANCE SHEET INFORMATION (Cont.)

	i.	Other long-term liabilities:

	December 31,

	2006	2005

Deferred revenue	$14,246	$13,488
Liability for space segment	2,795	3,651
Restructuring charges (see Note 9a)	1,889	2,147
Deferred taxes	64	845
Other	2,291	533

	$21,285	$20,664

NOTE 12: –	SELECTED STATEMENTS OF OPERATIONS DATA

	a.	Research and development expenses, net:

	Year ended December 31,

	2006	2005	2004

Total cost	$15,687	$16,944	$19,134
Less:
Royalty bearing grants	-	1,633	2,917
Non-royalty bearing grants	2,045	1,317	2,338

	$13,642	$13,994	$13,879

b.	Allowance for doubtful accounts:

	Year ended December 31,

	2006	2005	2004

Balance at beginning of year	$12,311	$14,506	$18,102
Increase during the year	850	422	717
Write-off of bad debts	(452)	(2,617)	(4,313)

Balance at the end of year	$12,709	$12,311	$14,506

F – 46

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12: –	SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)

	c.	Financial expenses, net:

	Year ended December 31,

	2006	2005	2004

Income:
Interest on cash equivalents, bank deposits and restricted cash	$5,648	$3,058	$2,378
Interest with respect to capital lease	1,895	2,890	3,168
Other (mainly foreign exchange gains and losses)	951	778	298

	8,494	6,726	5,844

Expenses:
Interest with respect to short-term bank credit and trade payables and other	1,433	1,303	1,403
Interest with respect to long-term loans	5,398	6,551	3,757
Interest with respect to capital lease	-	56	9
Accretion of discount	504	-	-

Other	1,901	1,493	941

	9,236	9,403	6,110

	$(742)	$(2,677)	$(266)

F – 47

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13: –	CUSTOMERS, GEOGRAPHIC AND SEGMENTS INFORMATION

The Group applies SFAS No. 131, “Disclosures About Segments of an Enterprise and Related Information” (“SFAS No. 131”).

	a.	Revenues by geographic areas:

Following is a summary of revenues by geographic areas. Revenues are attributed to geographic areas, based on the location of the end customers, and in accordance with FAS 131:

	Year ended December 31,

	2006	2005	2004

United States	$94,016	$86,488	$94,363
South America and Central America	79,557	61,974	88,359
Asia	38,160	36,915	32,650
Africa	18,631	13,196	14,096
Europe *)	18,346	10,822	11,710
Other	-	-	320

	$248,710	$209,395	$241,498

*) Including revenues from related parties as follows:
Satlynx	$-	$1,621	$2,864

b.	During 2006, 2005 and 2004, the Company did not have any single customer or country generating revenues exceeding 10% of the Company’s total revenues.

c.	The Group’s long-lived assets are located as follows:

	December 31,

	2006	2005

Israel	$76,912	$80,100
Latin America	26,843	26,586
United States	18,524	21,891
Europe	7,542	7,607
Other	432	315

	$130,253	$136,499

F – 48

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13: –	CUSTOMERS, GEOGRAPHIC AND SEGMENTS INFORMATION (Cont.)

	d.	Information on operating segments:

Operating Segments:

		1)	General:

In December 2004, the Company’s board approved a re-organization of its business under two separate reportable business segments effective January 1, 2005. During the year ended December 31, 2004, the Company operated under a single reportable business segment. During the third quarter of 2005, the Company further refined its segment reporting by dividing the Spacenet segment into two segments, and the Company’s 2005 financial statements reflect operation under three business units: (i) Gilat Network Systems, a provider of VSAT-based networks and associated professional services, including turnkey and management services, to telecom operators worldwide.; (ii) Spacenet Inc., which provides satellite network services to enterprises, small office/home office, or SOHOs, and residential customers in the United States; and (iii) Spacenet Rural Communications, which provides telephony, Internet and data services primarily for rural communities in emerging markets in Latin America under projects that are subsidized by government entities. The following provides proforma information about the Company’s business during 2004 and 2005, as if its business had operated under the new business segments.

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

Spacenet Inc.: Spacenet Inc.’s business consists of business activity as an operator of communications networks for the provision of telephony, data and Internet services to its customers, primarily in the Americas. The charges to customers for networking services vary with the type of operations provided, the length of the contract, the amount of satellite capacity and the types of technologies and protocols employed.

F – 49

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13: –	CUSTOMERS, GEOGRAPHIC AND SEGMENTS INFORMATION (Cont.)

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

		c)	Financial data relating to reportable operating segments:

	Year ended December 31, 2006

	Spacenet Inc	Spacenet Rural	GNS	Consolidation	Total

Revenues:
External revenues	$93,623	$38,870	$116,217	$-	$248,710
Internal revenues			19,791	(19,791)	-

	$93,623	$38,870	$136,008	$(19,791)	$248,710

Financial income (expenses), net	$1,213	$742	$(2,697)	$-	$(742)

Income (loss) before taxes on income	$(3,237)	$1,472	$11,424	$3,185	$12,844

Taxes on income	$3	$183	$2,171	$-	$2,357

	Year ended December 31, 2005

	Spacenet Inc	Spacenet Rural	GNS	Consolidation	Total

Revenues:
External revenues	$86,196	$40,557	$82,642	$-	$209,395
Internal revenues	-	-	15,611	(15,611)	-

	$86,196	$40,557	$98,253	$(15,611)	$209,395

Financial income (expenses), net	$1,481	$(338)	$(3,820)	$-	$(2,677)

Income (loss) before taxes on income	$(8,726)	$(482)	$1,680	$6,538	$(990)

Taxes on income	$4	$1,856	$1,266	$-	$3,126

F – 50

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13: –	CUSTOMERS, GEOGRAPHIC AND SEGMENTS INFORMATION (Cont.)

	Year ended December 31, 2004

	Spacenet Inc	Spacenet Rural	GNS	Consolidation	Total

Revenues:
External revenues	$88,815	$52,243	$100,440	$-	$241,498
Internal revenues	-	-	17,908	(17,908)	-

	$88,815	$52,243	$118,348	$(17,908)	$241,498

Impairment of tangible and intangible assets	$-	$122	$2,039	$-	$2,161

Financial income (expenses), net	$(98)	$1,282	$(1,450)	$-	$(266)

Income (loss) before taxes on income	$(13,407)	$(9,280)	$3,891	$9,673	$(9,123)

Taxes on income	$-	$3,148	$1,281	$-	$4,429

F – 51

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