Form 20-F
period 2007-12-31
GILAT SATELLITE NETWORKS LTD
filed 2008-04-09
CIK 897322

As filed with the Securities and Exchange Commission on April 9, 2008

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

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

1

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock at the close of the period covered by the annual report:

39,747,279 Ordinary Shares, NIS 0.20 par value per share.

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

        Our consolidated financial statements appearing in this annual report are prepared in U.S. dollars and in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. All references in this annual report to “dollars” or “$” are to U.S. dollars and all references in this annual report to “NIS” are to New Israeli Shekels. The representative exchange rate between the NIS and the dollar as published by the Bank of Israel on April 7, 2008 was NIS 3.64 per $1.00.

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

Selected Consolidated Financial Data

        The selected consolidated statement of operations data set forth below for the years ended December 31, 2007, 2006 and 2005, and the selected consolidated balance sheet data as of December 31, 2007 and 2006 are derived from our audited consolidated financial statements that are included elsewhere in this Report. These financial statements have been prepared in accordance with U.S. generally accepted accounting principles or U.S. GAAP. The selected consolidated statement of operations data set forth below for the years ended December 31, 2004 and 2003 and the selected consolidated balance sheet data as of December 31, 2005, 2004 and 2003 are derived from our audited consolidated financial statements that are not included in this Annual Report filed on Form 20F.

        The selected consolidated financial data set forth below should be read in conjunction with Item 5: “Operating and Financial Review and Prospects” and the Consolidated Financial Statements and Notes thereto included in Item 18 in this annual report on Form 20-F for the year ended December 31, 2007.

	Year ended December 31.
	2007	2006	2005	2004	2003
	U.S. Dollars in thousands except per share data

Statement of Operations Data:
Revenues:
Products	$156,798	$126,093	$88,705	$100,122	$120,776
Services	125,821	122,617	120,690	141,376	69,401

	282,619	248,710	209,395	241,498	190,177

Cost of revenues:
Products	82,322	65,206	42,312	48,703	75,560
Services	97,952	91,982	90,323	113,692	75,553
Write-off of inventories	500	1,157	584	2,000	6,434

	180,774	158,345	133,219	164,395	157,547

Gross profit	101,845	90,365	76,176	77,103	32,630
Operating expenses:
Research and development expenses,
net	15,030	13,642	13,994	13,879	16,949
Selling and marketing expenses	38,374	36,475	31,329	33,282	31,264
General and administrative expenses	29,714	25,950	29,043	35,647	40,456
Provision and write-off for
doubtful accounts and capital
lease receivables	1,338	850	422	717	1,383
Impairment of goodwill	-	-	-	-	5,000
Impairment of tangible and
intangible assets	12,218	-	-	2,161	26,912
Restructuring charges	-	-	-	-	3,905

Operating income (loss)	5,171	13,448	1,388	(8,583)	(93,239)
Financial income (expenses), net.	5,998	(742)	(2,677)	(266)	(3,256)
Gain from restructuring of
debts		-	-	-	244,203
Other income (expense)	(116)	138	299	(274)	954
Gain (loss) from write-off of
investments in affiliated and
other companies		-	-	-	3,300

Income (loss) before taxes on
income	11,053	12,844	(990)	(9,123)	151,962
Taxes on income	963	2,357	3,126	4,429	9,690

Income (loss) after taxes on income	10,090	10,487	(4,116)	(13,552)	142,272
Equity in earnings (losses) of
affiliated companies	-	-	400	1,242	488
Minority interest in losses of a
subsidiary	-	-	-	164	871

Income (loss) before cumulative
effect of a change in an
accounting principle	10,090	10,487	(3,716)	(12,146)	143,631

Gain (loss) from cumulative effect
of a change in an accounting
principle	-	-	-	611	-

Loss from discontinued operations	-	-	-	-	-

Net income (loss)	$10,090	$10,487	$(3,716)	$(11,535)	$143,631

Earnings (loss) per share before
cumulative effect of a change in
an accounting principle
Basic	$0.26	$0.41	$(0.17)	$(0.55)	$12.09

Diluted	$0.24	$0.38	$(0.17)	$(0.55)	$11.31

Basic and diluted net earnings
(loss) per share from cumulative
effect of a change in an
accounting principle	-	-	-	$0.03	-

Basic and diluted loss per share
from discontinued operation	-	-	-	-	-

Net earnings (loss) per share:
Basic	$0.26	$0.41	$(0.17)	$(0.52)	$12.09

Diluted	$0.24	$0.38	$(0.17)	$(0.52)	$11.31

Weighted average number of shares
used in computing net earnings
(loss) per share:
Basic	39,141	25,799	22,440	22,242	11,881

Diluted	41,576	27,520	22,440	22,242	12,819

	As of December 31,
	2007	2006	2005	2004	2003
	U.S. dollars in thousands

Balance Sheet Data:
Working capital	$145,117	$120,634	$70,207	$67,750	$74,490
Total assets	430,102	440,214	372,977	391,094	401,956
Short-term bank credit and current
maturities of long-term debt	11,177	7,737	15,884	13,028	4,770
Convertible subordinated notes	16,315	16,333	16,333	16,171	15,543
Other long-term liabilities	54,880	74,253	156,490	179,453	190,917
Shareholders' equity (deficiency)	$227,810	$212,059	$85,498	$81,421	$76,401

RISK FACTORS

Risks Relating to Our Business

        We have incurred major losses in past years and may not sustain profitable operations in the future.

        While we achieved net income of approximately $10.1 million in 2007 and of approximately $ 10.5 million in 2006 we incurred losses of 3.7 million in 2005 and we have an accumulated deficit of $635.0 million. We can not assure you that we can continue to operate profitably in the future. If we do not sustain profitability, the viability of our company will be in question and our share price could decline.

        If commercial satellite communications markets fail to grow as anticipated, our business could be materially harmed.

        A number of the commercial markets for our products and services in the satellite communications area, including our broadband products, have been developed only in recent years. Because these markets are relatively new, it is difficult to predict the rate at which these markets will grow, if at all. If the markets for commercial satellite communications products fail to grow, or grow more slowly than anticipated, our business could be materially harmed. Conversely, to the extent that growth in these markets results in capacity limitations in the satellite communications area, it could materially harm our business and impair the value of our shares. Specifically, we derive virtually all of our revenues from sales of VSAT communications networks and provision of services related to these networks. A significant decline in this market or the replacement of VSAT technology by an alternative technology could materially harm our business and impair the value of our shares.

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

        A significant portion of our revenues is derived from being selected as the supplier of networks based on VSATs, under large-scale contracts that we are awarded from time to time in a competitive bidding process. These large-scale contracts sometimes involve the installation of thousands of VSATs. The number of major bids for these large-scale contracts for VSAT-based networks in any given year is limited and the competition is intense. Losing or defaulting on a relatively small number of bids each year could have a significant adverse impact on our operating results.

        Many of our large-scale contracts are with governments or large enterprises in Latin America and other parts of the world, so that any instability in the exchange rates or in the political or economic situation or any unexpected unilateral termination or suspension of payments could have a significant adverse impact on our business.

        In recent years, a significant portion of our revenues has been derived from large-scale contracts with foreign governments and agencies, including those in Peru, Russia, Colombia and Mexico. Agreements with the governments in these countries typically include unilateral early termination clauses and other risks such as the imposition of new government regulations and taxation that could pose additional financial burdens on us. In addition, the foreign exchange risks in these countries are often significant due to possible fluctuations in local currencies relative to the U.S. dollar. We do not have a policy of hedging specific contracts. In some cases we hedge the risks involved in our general operations in Israel and in our subsidiaries abroad. Any termination of business in any of the aforementioned countries or any instability in the exchange rates could have a significant adverse impact on our business.

        In November 2002, we were awarded two large projects by the Colombian government, including the installation and operation of approximately 550 telecenters to provide Internet connectivity and telephony services in cities and towns throughout Colombia and a second site of approximately 3,300 public rural satellite telephony network. The original total value of the contracts was approximately $72 million and the remaining value of the contracts, which are being held in restricted cash, is approximately $24.0 million as of December 31, 2007. Thus far, $15 million of such amount has become due. If we do not meet certain minimum equity requirements or indicators, the Colombian government may assert that we are in breach of our contract with them and withhold release of all such restricted cash. At present, $15 million has not been released by the Colombian Government due to claims by the government that we have not met certain operating indicators. We are currently negotiating with the Colombian government certain amendments to these contracts. Any early unilateral termination by the Colombian government could have a significant adverse impact on our operating results.

        If we are unable to develop, introduce and market new products, applications and services on a cost-effective and timely basis, our business could be adversely affected.

        The network communications market, to which our products and services are targeted, is characterized by rapid technological changes, new product introductions and evolving industry standards. If we fail to stay abreast of significant technological changes, our existing products and technology could be rendered obsolete. Historically, we have enhanced the applications of our existing products to meet the technological changes and industry standards. For example, in 2007 we announced the forthcoming release of our SkyEdge II product, which supports higher performance and more efficient use of the space capacity, based on advanced technologies such as DVB-S2 ACM. Our success is dependent upon the acceptance of this new product into the market, our ability to continue to develop new products, applications and services and meet developing market needs.

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

        The average selling prices of wireless communications products historically decline over product life cycles. In particular, we expect the average selling prices of our products to decline as a result of competitive pricing pressures and customers who negotiate discounts based on large unit volumes. In some markets, such as in the US, our competitors have launched Ka-band satellites and another has announced plans to launch a Ka-band satellite. These actions may affect our competitiveness due to the relative lower cost of Ka-band space segment per subscriber. We also expect that competition in this industry will continue to increase. To offset these price decreases, we intend to rely primarily on obtaining yield improvements and corresponding cost reductions in the manufacturing process of existing products, on the introduction of new products with advanced features and on offering turnkey and other solutions to communications operators that are higher up in the value chain. However, we cannot assure you that we will be able to obtain any yield improvements or cost reductions, introduce any new products in the future or reach the higher value chain to which we strive to sell. To the extent that we do not meet any or all of these goals, it could materially harm our business and impair the value of our shares.

        If we lose existing contracts and orders for our products are not renewed, our ability to generate revenues will be harmed.

        The majority of our business in 2007 was generated from recurring customers, and, as a result, the termination or non-renewal of our contracts could have a material adverse effect on our business, financial condition and operating results. Some of our existing contracts could be terminated due to any of the following reasons, among others:

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

        If we are not able to gain new customers and retain our present customer base, our revenues will decline significantly. In addition, if Spacenet has a higher than anticipated subscriber churn, or if Spacenet Rural does not win new government related contracts, this could materially adversely affect our financial position.

        We are dependent upon a limited number of suppliers for key components to build our hubs and VSATs, and may be significantly harmed if we are unable to obtain the hardware necessary for our hubs and VSATs on favorable terms or on a timely basis.

        Several of the components required to build our VSATs and hubs are manufactured by a limited number of suppliers. We have not experienced any difficulties with our suppliers with respect to availability of components. However, we cannot assure you of the continuous availability of key components or our ability to forecast our component requirements sufficiently in advance. Our research and development and operations groups are continuously working with our vendors and subcontractors to obtain components for our products on favorable terms in order to reduce the overall price of our products. If we are unable to obtain the necessary volume of components at desired favorable terms or prices, we may be unable to produce our products at desired favorable terms or prices. As a result, sales of our products may be lower than expected, which could have a material adverse effect on our business, financial condition and operating results. . Our suppliers are not always able to meet our requested lead times. If we are unable to satisfy customers’ needs, we could lose their business.

In 2007 we entered into an outsourcing manufacturing agreement with a single source manufacturer for almost all of our indoor units. . This agreement exposes us to certain risks related to our dependence on a single manufacturer which could include failure in meeting time tables and quantities, or material price increases which may affect our ability to provide competitive prices. We estimate that the replacement of the outsourcing manufacturer would, if necessary, take a period of between six to nine months.

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

        We sell and distribute our products and provide our services internationally, particularly in the U.S., Latin America, Asia, Africa and Europe. A component of our strategy is to continue to expand into new international markets. Our operations can be limited or disrupted by various factors known to affect international trade. These factors include the following:

—	imposition of governmental controls, regulations and taxation which might include a government’s decision to raise import tariffs or license fees in countries in which we do business;

—	government regulations that may prevent us from choosing our business partners or restrict our activities. For example, a particular Latin American country may decide that high-speed data networks used to provide access to the Internet should be made available generally to Internet service providers and may require us to provide our wholesale service to any Internet service provider that request it, including entities that compete with us. If we become subject to any additional obligations such as these, we would be forced to comply with potentially costly requirements and limitations on our business activities, which could result in a substantial reduction in our revenue;

—	tax exposures in various jurisdictions relating to our activities throughout the world;

—	political instability in countries in which we do or desire to do business. For example, economic instability in Brazil has led to an increase in the value of the Brazilian Reals. Such unexpected increases have had an adverse affect on the gross margin of our projects in Brazil. We also face similar risks from potential or current political and economic instability in countries such as Russia, Kazakhstan, Angola, and India.

—	trade restrictions and changes in tariffs which could lead to an increase in costs associated with doing business in foreign countries;

—	difficulties in staffing and managing foreign operations that might mandate employing staff in the U.S. and Israel to manage foreign operations. This change could have an adverse effect on the profitability of certain projects;

—	longer payment cycles and difficulties in collecting accounts receivable;

—	seasonal reductions in business activities;

—	foreign exchange risks due to fluctuations in local currencies relative to the dollar; and

—	relevant zoning ordinances that may restrict the installation of satellite antennas and might also reduce market demand for our service. Additionally, authorities may increase regulation regarding the potential radiation hazard posed by transmitting earth station satellite antennas’ emissions of radio frequency energy that may negatively impact our business plan and revenues.

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

        As of March 31, 2008, York Capital Management, or York, and entities affiliated with them beneficially own or vote approximately 20% of our outstanding ordinary shares. As a result, York may have a substantial influence over all matters that require approval by our shareholders, including the election of directors and approval of significant corporate transactions. As a result, corporate actions might be taken even if other shareholders oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company that other shareholders may view as beneficial.

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

        We May Be Adversely Affected if the Proposed Merger is Not Completed

        On March 31, 2008 we announced the signing of an Agreement and Plan of Merger  to be acquired for an aggregate value of $475 Million in an all cash transaction by a consortium of private equity investors. There is no assurance that the conditions to the completion of the merger will be satisfied. In the event that the merger is not completed, we may be subject to several risks including the following: the current market price of our ordinary shares may reflect a market assumption that the merger will occur and a failure to complete the merger could result in a decline in the market price of our ordinary shares; management’s attention from our day to day business may be diverted; uncertainties with regard to the merger may adversely affect our relationships with our employees, suppliers and customers; and we may be required to pay significant transaction costs related to the merger.

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

        We may fail to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002,which could have an adverse effect on our financial results and the market price of our ordinary shares.

        The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors. Our efforts to comply with the requirements of Section 404, which started in connection with our 2006 Annual Report on Form 20-F, have resulted in increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of resources. Section 404 of the Sarbanes-Oxley Act requires us to provide (i) management’s annual review and evaluation of our internal control over financial reporting and (ii) starting 2007, a statement by management that its independent registered public accounting firm has issued an attestation report on our internal control over financial reporting, in connection with the filing of the Annual Report on Form 20-F for each fiscal year. We have documented and tested our internal control systems and procedures and have made improvements in order for us to comply with the requirements of Section 404. While our assessment of our internal control over financial reporting resulted in our conclusion that as of December 31, 2007, our internal control over financial reporting was effective, we cannot predict the outcome of our testing in future periods. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting. Failure to maintain effective internal controls over financial reporting could result in investigation or sanctions by regulatory authorities, and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

Risks Related to Our Location in Israel

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

        There has been an increase in unrest and terrorist activity in Israel, which began in September 2000 and which has continued with varying levels of severity through 2007. The future effect of this deterioration and violence on the Israeli economy and our operations is unclear. The election of representatives of the Hamas movement to a majority of seats in the Palestinian Legislative Council in January 2006 resulted in an escalation in violence among Israel, the Palestinian Authority and other groups. In July 2006, extensive hostilities began along Israel’s northern border with Lebanon and to a lesser extent in the Gaza Strip. In June 2007, there was an escalation in violence in the Gaza Strip resulting in Hamas effectively controlling the Gaza Strip and a further escalation in violence has occurred during the first few months of 2008. Ongoing violence between Israel and the Palestinians as well as tension between Israel and the neighboring Syria and Lebanon may have a material adverse effect on our business, financial conditions and results of operations.

        Furthermore, there are a number of countries, primarily in the Middle East, as well as Malaysia and Indonesia, that restrict business with Israel or Israeli companies, and we are precluded from marketing our products to these countries. Restrictive laws or policies directed towards Israel or Israeli businesses may have an adverse impact on our operations, our financial results or the expansion of our business

        Our results of operations may be negatively affected by the obligation of our personnel to perform military service.

        Many of our employees in Israel are obligated to perform annual reserve duty in the Israeli Defense Forces and may be called for active duty under emergency circumstances at any time. If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence for a significant period of one or more of our key employees or a significant number of other employees due to military service. Any disruption in our operations could adversely affect our business.

        Because most of our revenues are generated in dollars or are linked to the dollar while a portion of our expenses are incurred in NIS, our results of operations would be adversely affected if inflation in Israel is not offset on a timely basis by a devaluation of the NIS against the dollar.

        Most of our revenues are in dollars or are linked to the dollar, while a portion of our expenses, principally salaries and related personnel expenses, are in NIS. Therefore, our NIS related costs, as expressed in U.S. dollars, are influenced by the exchange rate between the U.S. dollar and the NIS. During 2007, the NIS appreciated against the U.S. dollar, which resulted in a significant increase in the U.S. dollar cost of our NIS expenses. We are also exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar or that the timing of this devaluation lags behind inflation in Israel. This would have the effect of increasing the dollar cost of our operations. In the past, the NIS has devalued against foreign currencies, generally reflecting inflation rate differentials. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation or appreciation of the NIS against the dollar. If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected.

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

        We currently operate three complementary, vertically-integrated business units:

Gilat Network Systems, or GNS, is a provider of VSAT-based networks and associated professional services, including turnkey and management services, to telecom operators worldwide. According to the 2007 COMSYS VSAT Report, prepared by Communications Systems Limited, or COMSYS, a leading satellite industry research firm, we are the second-largest manufacturer of VSATs, with a 23.5% market share of shipped VSATs and the leading provider to the international market (comprised of all countries other then the U.S. and Canada). We also provide industry specific solutions for cellular backhaul, governments, business continuity and disaster recovery. In the year ended December 31, 2007, we derived approximately 54% of our revenues from GNS. GNS’s representative customers include StarOne in Brazil, Optus in Australia, China Unicom, Bharti in India, Global Teleport in Russia, Telkom in South Africa and AT&T in Europe.

Spacenet Inc. provides satellite and hybrid terrestrial network services to enterprise, government, small office/home office, or SOHO, and residential customers in the U.S. Spacenet provides three primary lines of service: custom networks, commercial grade service known as Connexstar, and StarBand service. According to the COMSYS report, we have a 19.5% market share of U.S. VSAT enterprise sites. In the year ended December 31, 2007, we derived approximately 34% of our revenues from Spacenet. Spacenet’s representative customers include Dollar General, Goodyear, Intercontinental Hotels Group, Valero, Sunoco and Kroger.

Spacenet Rural Communications, or SRC, provides telephony, Internet and data services primarily for rural communities in emerging markets in Latin America under projects that are subsidized by government entities. We believe that we are the largest rural satellite telecom provider in Latin America, and currently have approximately 16,000 operational sites. In the year ended December 31, 2007, we derived approximately 12% of our revenues from SRC.

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

        We have diversified revenue streams that result from both sales of products and services. In the year ended December 31, 2007, approximately 55% of our revenues were derived from product sales and approximately 45% of our revenues were derived from services. Our service revenues are derived from long-term contracts of three to six years, which provide stability and visibility into future revenues. As of December 31, 2007, we had a backlog of $202 million for equipment and multi-year service contracts. During the same period, we derived 33.9% of our revenues from the U.S., 26.9% from South and Central America, 14.0% from Asia, 12.3% from Africa and 12.9% from Europe.

        We were incorporated in Israel in 1987 and shipped our first generation VSAT in 1989. Since then, we have been among the technological leaders in the VSAT industry. Our continuous investment in research and development has resulted in the development of new and industry-leading VSAT products and our intellectual property portfolio includes 60 issued patents (27 U.S. and 33 foreign). As of December 31, 2007, we had approximately 970 employees, including approximately 160 persons engaged in research, development and engineering activities.

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

        Satellite operators provide satellite transponder capacity on satellites positioned in geostationary orbit above the equator. Once in orbit, a satellite beam can typically service a geographic area the size of the continental U.S. or larger. The satellite receives information from a VSAT or the network hub, amplifies it and transmits it back to earth on a different frequency. Satellite operators sell the capacity in a variety of leasing agreements to their customers. The current generation of high-power satellites uses Ku-band frequencies. Other frequencies are C-band and the more recently introduced Ka-band. Our technology is compatible with C-band, Ku-band and Ka-band satellites including special extended C-band and extended Ku-band satellites. Some of the leading satellite operators are Intelsat, SES and Eutelsat.

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

Timely implementation - Deployment times (ranging from a few weeks to a few months) can ensure rapid connectivity.

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

        According to the COMSYS report, the VSAT equipment market generated approximately $950 million of revenues in 2006, which represents a compound annual growth rate of approximately 18% from 2003 to 2006 According to a Northern Sky Research report from 2007, the number of VSAT sites is expected to grow at a compounded annual growth rate, or CAGR, of approximately 19.4% through 2011.

        According to the COMSYS report, the VSAT service market generated approximately $4.6 billion worth of revenues in 2006, which represents an annual growth rate of approximately 9% from 2003 to 2006. According to the Northern Sky Research report, the global broadband satellite services market is expected to have a CAGR of approximately 10.7% through 2011.

        We believe that there are three primary categories of end-users that require VSAT products and services:

        Enterprise and Business. This market includes large companies and organizations, government entities, small medium enterprises, or SMEs, and SOHO end users. For enterprises, VSAT networks offer network connectivity and deliver applications such as networks within corporations (known as corporate intranets), Internet connections for voice, data and video (known as broadband), transaction-based connectivity to enable on-line data delivery such as point-of-sale (credit and debit card authorization), inventory control and real time stock exchange trading. According to the Northern Sky Research report, global enterprise and SME IP VSAT sites will grow from approximately 780,000 in 2006 to 1.45 million sites in 2011. This represents a CAGR of 13.2%.

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

        Consumer. The consumer market consists of residential users. These users require a high-speed internet connection that enables the transmission of data, audio and video, similar to a digital subscriber line, or DSL, or cable modem service. According to the Northern Sky Research report, in 2006 83% of these sites were located in North America.

Our Competitive Strengths

        We are a leading provider of satellite communication and networking products and services. Our competitive strengths include:

        Market leadership in large and growing markets. Since our inception, we have sold more than 670,000 VSATs to customers in over 85 countries. Our customer base includes a large number of satellite-based communications service providers and operators worldwide. In addition, we provide satellite-based communication services primarily to enterprises in the U.S. and we are the largest satellite communications service provider to rural communities in Latin America. The large installed base of our VSAT equipment also provides opportunities for new and incremental sales to existing customers. According to the 2007 COMSYS report, our global market share to the enterprise market was approximately 23.5%, based on the number of terminals shipped, making us the second largest VSAT manufacturer in the world for this segment.

        Technology leadership. We have been at the forefront of VSAT technology and services for almost 20 years and continue to be an innovator and developer of new satellite technologies. Our highly customizable single platform VSAT technology enables us to provide our customers with a wide range of broadband, Internet, voice, data and video solutions and our product and operations infrastructure is capable of running hubs with greater than 99.99% availability while rolling out thousands of new VSAT site locations each month. We have unified all our legacy product lines under SkyEdge which enables us to focus our research, development and engineering efforts that are supported by approximately 160 persons. This enables us to rapidly develop new features and applications. In addition, by directly serving end-users through our service organizations, we are able to quickly respond to changing market conditions to ensure we maintain our leadership position.

        As an example of our technology innovation, we have adapted our SkyEdge platform to meet the interoperability criteria of Cisco Systems’ VSAT Network Module, or NM. We are a Cisco Systems Technology Developer Partner and, with our SkyEdge hubs, we offer interoperability with the Cisco VSAT NM that may be integrated into several of Cisco’s routers, enabling near-instantaneous failover from a primary circuit to the satellite backup.

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

        Diversified revenue streams and customer base. For the year ended December 31, 2007, 55% of our revenues were generated from products and 45% of our revenues were generated from services. Our product sales are generally independent equipment orders which often generate maintenance contracts and additional opportunities for future product sales. Our service sales are characterized by long-term contracts that provide a recurring revenue base. In the year ended December 31, 2007, our three business units, GNS, Spacenet and SRC, accounted for 54%, 34% and 12% of our revenues, respectively. We are not overly dependant on any single customer, project or geographic region and no single customer accounted for more than 10% of our revenues.

        Strong financial position. Our strong financial position allows us to compete effectively with other companies in our industry. We had nine consecutive quarters of revenue growth and improved profitability, excluding the impairment of tangible assets recorded in the fourth quarter of 2007 related to our operations in Colombia. As of December 31, 2007, our total cash increased to $200.0 million from $182.6 million as of December 31, 2006 (total cash includes cash and cash equivalents, held to maturity marketable securities, restricted cash and restricted cash held by trustees less short terms bank credits) and we reduced our debt to $40.4 million as of December 31, 2007, from $45.2 million at December 31, 2006.

        Experienced management team. Since July 2005, we have operated under a new management team as well as a new board of directors. Our Chairman and CEO, Amiram Levinberg, is a co-founder of our company and leads a highly experienced executive team of satellite industry veterans. Our new management has refocused our business strategy and continued our financial turnaround, which has resulted in increasing revenues and net income.

Our Growth Strategy

        Our objective is to leverage our advanced technology and capabilities to:

        Enhance our leadership position in our core markets. We are expanding our position in the VSAT market through the development of new products, solutions and services within our target markets. Through the development of our SkyEdge single platform product and our end-to-end solution offerings, we are focused on providing innovative products and services required by our customers and end-users. In 2008, we will increase of investment in research and development by approximately $3 million. This expense will focus on reducing our hub costs and expanding our product portfolio with new product offerings.

        Expand our presence across the communications value chain. We are a leading global provider of VSAT network equipment and services. GNS is focused on providing more than VSAT equipment to our customers by offering full solutions and turnkey implementation based on capabilities developed to meet customer requirements. Spacenet is focused on more than connectivity by expanding its offering to include managed network services and other value-added services.

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

        Focus on business continuity. We are addressing the growing area of business continuity and disaster recovery applications by providing secondary networks for continuous operations during network failures or natural disasters. Examples of solutions include integration of a mobile communications kit for a complete on-the-go communication network and Cisco’s iComm offered by Spacenet and business continuity solutions such as Cisco’s VSAT Network Module and standalone VSATs that provide near-instantaneous failover from a primary circuit to the satellite backup.

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

        We are also leveraging our technology expertise to further develop customized VSAT products, applications and services for the government and government-supported sectors in additional territories. Many governments, including the U.S., require applications with specific communication parameters that are particularly well-suited for satellite networks based on cost and performance. These applications range from border control and sensitive military applications to distance learning and open classroom education programs.

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

        GNS is headquartered in Petah Tikva, Israel and has 13 offices worldwide, with approximately 485 employees. In the year ended December 31, 2007, GNS had revenues of $171.4 million, including sales of $18.4 million to Spacenet and SRC.

        Products and Solutions

        SkyEdge Family of Products

        Our SkyEdge platform is based on a single hub with multiple VSATs to support a variety of services and applications. Our advanced access scheme and quality of service implementation enables delivering high quality services in an efficient manner.

        In 2007, we announced the launch of the SkyEdge II system which provides higher performance and is more efficient in terms of space capacity than our SkyEdge. The SkyEdge family of products can support triple play services, such as wireline quality voice, video, and data on the same platform. In addition, multiple network topologies can be deployed with the same platform. This enables an improved user-experience and reduced operating expenses.

        We currently offer the following VSAT products. All of these products are connected to an outdoor RF unit which is mounted on a dish antenna:

Product	SkyEdge IP + SkyEdge II IP	SkyEdge PRO	SkyEdge Call	SkyEdge Gateway	SkyEdge Armadillo

Description	IP Router VSAT	Multi-Service VSAT	Telephony VSAT	Trunking Solution VSAT	VSAT for outdoor applications

Interfaces	Single IP	Multiple IP, Multiple Telephony, Mesh	Single IP, Dual Telephony	Multiple IP, Multiple Telephony, E1, Mesh	Single IP

Typical Application	Internet, Intranet, E-mail, VoIP, IP devices, Transactions	Internet, Native voice, VoIP, Video conferencing	Internet, Native voice	E1 Trunking, Voice, Video, Data	Outdoor install, Transactions, IP devices

Type of Customers	Residential, SOHO, SME, Enterprise	SME, Enterprise, Carriers	Carriers for USOs	Enterprise, Carriers	Utility, SCADA, Video surveillance

        Solutions

        Our VSAT-based networks serve as a platform for the delivery of custom tailored solutions for identified markets. We pre-package, commercialize and sell these end-to-end solutions which offer higher value to our customers. For example, our SkyAbis supports a cellular backhaul application for Global System for Mobile Communications, or GSM, and Code Division Multiple Access, or CDMA, cellular-based stations. Our end-to-end solutions include government communication infrastructure solutions for post offices, elections, military and security and rapid VSAT deployment. We also provide turnkey solutions that include installation, operation and third-party peripheral equipment.

        We currently offer the following solutions:

Solution	SkyAbis	e-Post	e-Voting	Disaster Recovery/Rapid Deployment	Cisco VSAT NM

Description	Cellular traffic backhaul enabling operators to expand their market reach	Turnkey communication and applications for electronic postal services	Turnkey communication, authentication and electronic voting for national elections	Transportable and man-pack units communication solutions	Satellite-based networking for Cisco router with Cisco VSAT NM

Typical Application	Cellular backhaul for GSM and CDMA networks	Communication network, Internet access, Fax, Prepaid telephony, Counter automation software, Money transfer	Communication network, Polling terminals, Fingerprint identification system	On-demand access to voice, data, video	Business continuity, Disaster recovery, Content distribution

Type of Customers/ Vertical	GSM and CDMA cellular operators	Governments, Postal agencies	Governments, National election committees	Mobile medical units, Mobile ATM, Military and security forces, Fire and police units	Enterprise, Financial sector, Government

Selected customers	Enitel (Nicaragua) Vivo (Brazil)	Posta (Kenya)	CNE (Venezuela)	Petrobras (Brazil), Metpresa (Mexico)	Cisco sales channel customers, Valero (U.S.)

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

        Enterprise and service providers use our networks for broadband, Internet, voice, data and video connectivity for applications such as credit card authorizations, online banking, corporate intranet, interactive distance learning, lottery transactions, retail point-of-sale, inventory control and Supervisory Control and Data Acquisition, or SCADA, services. Examples are Grupo Elektra one of Latin America’s leading specialty retailers and financial service companies, and HCL in India, a service provider whose end users include stock brokerage firms.

        Service providers serving the rural communications market are typically public telephony and Internet operators providing telephony and Internet services through public call offices, telecenters, Internet cafes or pay phones. Some of the rural communication projects are for government customers. Examples of our rural telecom customers include Global teleport in Russia and Telecom Fiji.

        Our VSAT networks also provide underserved areas with a high-speed Internet connection similar to DSL service provided to residential users. Among our customers in this area are StarOne in Brazil and Optus in Australia.

        GNS Sales and Marketing

        We use both direct and indirect sales channels to market our products, solutions and services. Most of our revenues are derived from direct sales. Our GNS equipment sales division has organized its marketing activities by geographic areas, with groups, subsidiaries or affiliates covering most regions of the world. Our sales teams are comprised of account managers and sales engineers (approximately 150 employees), who establish account relationships and determine technical and business requirements for the network. These teams also support the other distribution channels with advanced technical capabilities and application experience. Sales cycles in the VSAT network market vary significantly, with some sales requiring 18 months from an initial lead through signing of the contract and others stemming from an immediate need for product delivery within two to three months. The sales process includes understanding customer needs, several network design iterations, network demonstrations, and on occasion, software development and integrations with third-party equipment for complete solution offerings.

Spacenet Inc.

        Overview

        Spacenet provides satellite network services to enterprise, government, small office/home office, or SOHO customers in North America. In addition, we offer our enterprise customers value-added services, including hybrid satellite/terrestrial networks and outsourced network management.

        Spacenet’s equipment and services are currently deployed at more than 100,000 business, government and residential locations in the U.S. Our customers include Dollar General, Goodyear, Intercontinental Hotels Group, Kroger , Sunoco and Valero. The 2007 COMSYS report ranked Spacenet as the second largest satellite network service provider in North America for the enterprise/government market, with a19.5% market share, which is more than five (5) times larger than the third-ranked provider. Our market includes WAN services for retail, energy, financial services, hospitality and government customers, as well as Internet access services for SOHO and residential customers.

        Spacenet is based in McLean, Virginia, and has approximately 245 employees. In the year ended December 31, 2007, Spacenet had revenues of $95.4 million.

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

        Network Operations and Customer Support

        We operate teleport facilities with Network Operation Centers, or NOCs, in McLean, Virginia, Chicago, Illinois, and Marietta, Georgia. Our operations staff of more than 100 persons supervises network implementation and installation quality assurance, manages shared-hub and private-hub networks, provides first-level and escalated help desk/problem resolution, manages inventory and shipping, and dispatches field service/maintenance technicians. The Chicago NOC facility specializes in operation of high-availability networks on legacy VSAT platforms. The Marietta NOC facility operates the Connexstar and StarBand services as well as first and second-level call centers. The McLean headquarters facility provides pilot and disaster recovery hub operations, third-tier network escalation and advanced network management services.

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

        Our StarBand SOHO services are sold both directly and through approximately 150 sales agents, that are typically direct-to-home satellite TV resellers and/or satellite Internet service resellers. Our distribution channel strategy is shown below:

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

        SRC has offices in Peru and Colombia and employs approximately 243 persons. In the year ended December 31, 2007 SRC had revenues of $34.2 million.

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

Geographic Distribution of our Business

        The following table sets forth our revenues by geographic area for the periods indicated below as a percent of our total sales:

	Years Ended December 31,
	2007	2006	2005

United States	33.9%	37.8%	41.3%
South America and Central America	26.9%	32.0%	29.6%
Asia	14.0%	15.3%	17.6%
Africa	12.3%	7.5%	6.3%
Europe	12.9%	7.4%	5.2	%(1)

Total	100.0%	100.0%	100.0%

(1)	Including revenues from a related party of 0.8% for the year ended December 31, 2005.

        Capital Expenditures and Divestitures. In 2005, 2006 and 2007, our property and equipment purchases amounted to approximately $3.6 million , $6.5 million and $9.3 million, respectively. These amounts do not include the reclassification of inventory to property and equipment made during 2005, 2006 and 2007 in the amount of approximately $7.3 million, $9.2 million and $2.2 million, respectively. In 2005, we completed the sale of Deterministic Networks Inc. to some of its employees, we purchased the remaining shares of StarBand and our shareholdings in Satlynx were diluted from approximately 40.6% to 0.17%. On March 1, 2006 we and SES executed an agreement whereby we transferred our remaining 0.17% interest in Satlynx to SES. As part of this agreement, we received a waiver from SES on any royalty payments which may be payable by us to SES in accordance with development agreements signed between the parties in 2002 and SES provided a corporate guarantee to cover Satlynx’s obligations to us.

Backlog

        Our 2007 year-end backlog for equipment sales and revenues from multi-year service contracts for our VSAT products was approximately $202 million, down from approximately $209 million at year-end 2006. Backlog does not include revenues from future traffic on our rural networks, future revenues from subscribers from our consumer and enterprise operation and other cancelable agreements. Backlog is not necessarily indicative of future sales. Many of our contracts can be terminated at the convenience of the customer. In addition, some of our contracts may include product specifications that require us to complete additional product development. Any inability to meet the specifications or complete the product development could lead to a termination of the related contract.

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

        We believe our facilities to be adequate for our needs.

ITEM 4A:	UNRESOLVED STAFF COMMENTS

Not Applicable

ITEM 5:	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

        Spacenet provides satellite network services to enterprises, government, small office/home office, or SOHOs, and residential customers in the U.S.

        SRC provides telephony, Internet and data services primarily for rural communities in emerging markets in Latin America under projects that are subsidized by government entities.

Financial Background

        In July 2005, Bank Hapoalim assigned an outstanding Company loan in the amount of $71.4 million held by it to York Capital Management LP. The terms of the loan included a right to receive warrants for the purchase of our ordinary shares. The aggregate maximum exercise amount to be paid under the warrants was equal to the outstanding balance on the loan payable by us, including accrued interest.

        In December 2005, we revised the terms of the loan that was assigned by Bank Hapoalim to York. Under the amendment, York agreed to defer certain principal payments due and established a new payment schedule. In consideration, we agreed to reduce the exercise price of the warrant issuable to York (assigned by Bank Hapoalim) to $ 6.75 per share for the period ending September 30, 2006. On September 27, 2006, York exercised its right to have us issue it warrants in the amount of the loan and accrued interest and immediately exercised its option to convert the warrants into shares at $6.75 per share. This resulted in the issuance of approximately 10.6 million ordinary shares to York. As a result of the conversion, our liabilities were reduced by approximately $68.1 million, including approximately $1.0 million of accrued interest and net of the approximately $3.3 million of the unamortized balance representing the fair value of change in conversion feature. Our shareholders’ equity increased by the same amount. No profit or loss was recorded as a result of the conversion.

        In December, 2006, we completed a public offering of 8,050,000 of our ordinary shares at a price to the public of $8.50 per share. Of such shares, 5,016,667 ordinary shares were sold by us and the remaining shares were sold by York. We received net proceeds of approximately $39.9 million from the offering.

General

        The selected financial information as of December 31, 2007, December 31, 2006 and December 31, 2005 have been derived from our consolidated audited financial statements, which include all adjustments consisting of normal recurring accruals that we consider necessary for a fair presentation of the financial position and the results of operations for these periods. Our financial statements have been prepared in accordance with accounting principles generally accepted in the U.S.

Financial Statements in U.S. dollars

        The currency of the primary economic environment in which most of our operations are conducted is the U.S. dollar and, therefore, we use the U.S. dollar as our functional and reporting currency. Transactions and balances originally denominated in U.S. dollars are presented at their original amounts. Gains and losses arising from non-U.S. dollar transactions and balances are included in the consolidated statements of operations. The financial statements of foreign subsidiaries, whose functional currency has been determined to be their local currency, have been translated into U.S. dollars. Assets and liabilities have been translated using the exchange rates in effect at the balance sheet date. Statements of operations amounts have been translated using the average rates, which approximate the prevailing exchange rate for each transaction. The resulting translation adjustments are reported as a component of shareholders’ equity in accumulated other comprehensive income (loss).

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

        Income Taxes. In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FAS 109. This interpretation prescribes a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition of tax positions, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 requires significant judgment in determining what constitutes an individual tax position as well as assessing the outcome of each tax position. Changes in judgment as to recognition or measurement of tax positions can materially affect the estimate of the effective tax rate and consequently, affect the operating results of the Company.

        The Company adopted the provisions of FIN 48 as of January 1, 2007. As a result of the implementation of FIN 48, the Company recognized a $ 1,309,000 increase in liability for unrecognized tax positions which was accounted with a corresponding increase to the January 1, 2007 balance of accumulated deficit. As of January 1, 2007, liabilities for unrecognized tax positions in accordance with FIN 48 amounted to $ 5,435,000.

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

        In accordance with the guidelines of FASB 144, “Accounting for the impairment or disposal of long lived assets”, in 2007, the Company concluded that the carrying amount of its long lived network assets group in Colombia exceeded their fair value and recorded an impairment of $12.2 million.

        Most of the activity of Spacenet Rural in Colombia consists of operating subsidized projects for the government (the “Compartel Projects”). In accordance with these projects, the Colombian government transferred approximately $70 Million to trust accounts. The money is released from the trusts based on a schedule of payments and meeting certain operational milestones. As of December 31, 2007, approximately $51 million has been released from the trusts to the Company. As of December 31, 2007, and approximately $24 million is being held in trust with respect to these projects, of which approximately $15.3 million has become due and is not being released from the trusts as certain operational milestones imposed by the Colombian government have not been fully met. The Colombian government and the Company have agreed to renegotiate certain terms of the contracts, including the operational milestones going forward, so that they better reflect the current telecom and business environment in Colombia. In order to guarantee our performance under the Compartel projects, we secured insurance from a local insurance company in Colombia. We have provided the insurance company with various corporate guarantees guaranteeing our performance for in excess of $50 million.

        During 2007, the Company deferred revenues related to the Compartel Projects in the amount of approximately $6.4 million in order to ensure that accumulated revenues recognized from the Compartel Projects will not exceed the accumulated amounts already released from the trust. In general, we recognize revenues for these projects on a straight line basis, relative to the beginning of operation and for the period that service is required to be provided. The deferred revenues relate to periods for which we have already provided service but, due to the current restriction on release of the payments from the trusts in which the payments are held, these amounts have not been released from restricted cash.

        Legal and Other Contingencies. We are currently involved in certain legal and other proceedings and are also aware of certain tax and other legal exposures relating to our business. We are required to assess the likelihood of any adverse judgments or outcomes of these proceedings or contingencies as well as potential ranges of probable losses. A determination of the amount of accruals required, if any, for these contingencies is made after careful analysis. The accounting treatment related to income taxes exposure/ contingencies have been assessed and provided in accordance with SFAS No. 109, “Accounting for Income Taxes” (“SFAS 109”) and FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). Liabilities related to legal proceedings, demands and claims are recorded in accordance with the Statement of Financial Accounting Standards No. 5, “Accounting for Contingencies,” or SFAS No. 5. SFAS No. 5 defines a contingency as “an existing condition, situation, or set of circumstances involving uncertainty as to possible gain or loss to an enterprise that will ultimately be resolved when one or more future events occur or fail to occur.” In accordance with SFAS No. 5, accruals for exposures or contingencies are being provided when the expected outcome is probable and when the amount of loss can be reasonably estimated. It is possible, however, that future results of operations for any particular quarter or annual period could be materially affected by changes in our assumptions, the actual outcome of such proceedings or as a result of the effectiveness of our strategies related to these proceedings.

        In July 2006, the FASB issued FIN 48. FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 utilizes a two-step approach for evaluating tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) is only addressed if step one has been satisfied (i.e., the position is more-likely-than-not to be sustained) otherwise a full liability in respect of a tax position not meeting the more-than-likely-than-not criteria is recognized. Under step two, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis, that is more-likely-than-not to be realized upon ultimate settlement.

        FIN 48 applies to all tax positions related to income taxes subject to FAS 109. This includes tax positions considered to be “routine” as well as those with a high degree of uncertainty. FIN 48 has expanded disclosure requirements, which include a tabular roll forward of the beginning and ending aggregate unrecognized tax benefits as well as specific detail related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit will significantly increase or decrease within twelve months.

        We adopted the provisions of FIN 48 as of January 1, 2007. As a result of the implementation of FIN 48, we recognized a $ 1,309 increase in liability for unrecognized tax positions which was accounted with a corresponding increase to the January 1, 2007 balance of accumulated deficit. As of January 1, 2007, liabilities for unrecognized tax positions in accordance with FIN 48 amounted to $ 5,435.

        Interest associated with uncertain tax positions is classified as financial expenses in the financial statements and penalties as general and administrative expenses. Our policy for interest and penalties related to income tax exposures was not impacted as a result of the adoption of the recognition and measurement provisions of FIN 48.

        Accounting for Stock-Based Compensation. On January 1, 2006, we adopted the provisions of Statement of Financial Accounting Standard (“SFAS”) No. 123(R), “Share-Based Payment,” which requires us to measure all employee stock-based compensation awards using a fair value method and recognize such expense in our consolidated financial statements. We adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard starting from January 1, 2006. We estimate the fair value of stock options granted using the Black-Scholes option pricing model. Prior to the adoption of SFAS 123(R), we accounted for equity-based awards to employees and directors using the intrinsic value method in accordance with APB No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) as allowed under SFAS 123. Non-cash share-based compensation of $1.3 million was recorded in 2007. As of December 31, 2007, there was $1.2 million of total unrecognized compensation cost related to non-vested share-based awards granted under our stock option plans. That cost is expected to be recognized over a weighted average period of 1.2 years.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

        Revenues. Revenues for the years ended December 31, 2007 and 2006 for our three business segments were as follows:

	Year Ended December 31,			Year Ended December 31,
	2007	2006	Percentage	2007	2006
	U.S. dollars in thousands		change	Percentage of revenues

GNS
Equipment	$147,666	$118,147	25.0%	52.2%	47.5%
Services	23,753	17,861	33.0%	8.4%	7.2%

	171,419	136,008	26.0%	60.6%	54.7%

Spacenet
Equipment	26,513	24,312	9.1%	9.4%	9.8%
Services	68,857	69,311	(0.7)%	24.4%	27.9%

	95,370	93,623	1.9%	33.8%	37.7%

SRC
Equipment	268	1,700	(84.2)%	0.1%	0.7%
Services	33,922	37,170	(8.7)%	12.0%	14.9%

	34,190	38,870	(12.0)%	12.1%	15.6%

Intercompany Adjustments
Equipment	17,649	18,066	(2.3)%	6.2%	7.3%
Services	711	1,725	(58.8)%	0.3%	0.7%

	18,360	19,791	(7.2)%	6.5%	8.0%

Total
Equipment	156,798	126,093	24.4%	55.5%	50.7%
Services	125,821	122,617	2.6%	44.5%	49.3%

Total	282,619	$248,710	13.6%	100.0%	100.0%

        Revenues in 2007 increased by 13.6% compared to 2006. The increase in revenues is primarily attributable to increased revenues in GNS reaching $171.4 million in 2007, up approximately 26% from $136.0 million in 2006. This growth derives mainly from projects in Eastern Europe, Africa and India which include turnkey projects to governments and operators fulfilling universal service obligations. Revenues in 2007 were derived 55.5% from equipment and 44.5% from services. In 2006, our revenues were derived 50.7% from equipment and 49.3% from services. The decrease in the service portion of our business can be attributed to the reduction of revenues recognized in SRC, in the amount of $6.4 million, relating to the delay in the release of restricted cash from the Compartel projects in Colombia, in order to ensure that accumulated revenues recognized from the projects will not exceed the accumulated amounts already released from the trust. This decrease was offset by an increase in service revenues generated by GNS in connection with value added services sold to our customers.

        Gross profit. The gross profit of our three business segments for the years ended December 31, 2007 and 2006 was as follows:

	Year Ended December 31,		Year Ended December 31,
	2007	2006	2007	2006
	U.S. dollars in thousands		Percentage of revenues per segment

GNS
Equipment	$72,064	$55,752	48.8%	47.2%
Services	$13,028	8,172	54.8%	45.8%

	85,092	63,924	49.6%	47.0%

Spacenet
Equipment	$3,449	3,218	13.0%	13.2%
Services	$11,097	13,132	16.1%	18.9%

	14,546	16,350	15.3%	17.5%

SRC
Equipment	$231	1,555	86.2%	91.5%
Services	$2,089	7,222	6.2%	19.4%

	2,320	8,777	6.8%	22.6%

Intercompany
Adjustments	113	1,314	0.6%	6.6%

Total Gross Profit	$101,845	$90,365	36.0%	36.3%

Our gross profit margin remained at approximately 36% for the years ended December 31, 2007 and 2006. Gross profit increased by approximately $11.5 million as a result of the increase in our revenues. GNS’ gross margin increased from 47.0% in 2006 to 49.6% in 2007, mainly as a result of high margin equipment transactions, immaterial amounts of inventory write offs during 2007 compared to approximately $1.2 million in 2006 and increased service revenues which carry higher margins in GNS. The increase in GNS’ gross margin was offset by a decrease in SRC’s gross margins caused by a deferral of revenues in the Compartel Projects in Colombia for which expenses continue to be recorded.

        When reported by segment, the results of Spacenet and SRC are presented based upon intercompany transfer prices. The intercompany adjustments line reflects the intercompany profits that were realized in order to adjust the transfer price to our cost.

Research and Development Expenses:

	Year Ended December 31,			Year Ended December 31,
	2007	2006	Percentage	2007	2006
	U.S. dollars in thousands		change	Percentage of revenues per segment

GNS
Expenses incurred	$17,270	$15,687	10.1%	10.1%	11.5%
Less - grants	2,240	2,045	9.5%	1.3%	1.5%

Total GNS	$15,030	$13,642	10.2%	8.8%	10.0%

Net research and development costs increased by approximately $1.4 million in the year ended December 31, 2007 compared to 2006. The increase was mainly due to increased salary and related expenses caused mainly by the devaluation of the US Dollar against the NIS during 2007 and increased headcount.

        Selling and marketing expenses. The selling and marketing expenses of our three business segments for the years ended December 31, 2007 and 2006 were as follows:

	Year Ended December 31,			Year Ended December 31,
	2007	2006	Percentage	2007	2006
	U.S. dollars in thousands		change	Percentage of revenues per segment

GNS	$27,205	$24,984	8.9%	15.9%	18.4%
Spacenet	8,905	9,403	(5.3)%	9.3%	10.0%
SRC	2,264	2,088	8.4%	6.6%	5.4%

Total	$38,374	$36,475	5.2%	13.6%	14.7%

        Selling and marketing expenses increased by approximately $1.9 million in the year ended December 31, 2007, compared to 2006. This increase is attributable mainly to increased expenses in GNS associated with our increased revenues in 2007.

        General and administrative expenses. The general and administrative expenses of our three business segments for the year ended December 31, 2007 and 2006 were as follows:

	Year Ended December 31,			Year Ended December 31,
	2007	2006	Percentage	2007	2006
	U.S. dollars in thousands		change	Percentage of revenues per segment

GNS	$12,135	$11,314	7.3%	7.1%	8.3%
Spacenet	12,979	9,528	36.2%	13.6%	10.2%
SRC	5,938	5,958	(0.3)%	17.4%	15.3%

Total	$31,052	$26,800	15.9%	11.0%	10.8%

        General and administrative expenses increased by approximately $4.3 million in 2007, compared to 2006. This increase is attributable primarily to an increase in general and administrative expenses in Spacenet relating to sales and use tax penalties of $1.2 million, an increase in rent expenses of approximately $0.7 million resulting from vacant sublet space for a short period during 2007, an increase in professional consulting fees of approximately $0.6 million relating to Sarbanes Oxley related work and tax consultants, $0.5 million relating to franchise and communication tax penalties and an increase of approximately $0.2 million relating to legal fees. The increased general and administrative expenses in GNS are attributed mainly to the increase in the level of our operations.

        Financial income (expenses), net. In the year ended December 31, 2007, we had financial income of approximately $6.0 million, compared to financial expenses of approximately $0.7 million in 2006. The increase in our financial income is mainly attributed to a $3.7 million decrease in interest expenses on long-term loans due to the conversion of the convertible loan from York at the end of September 2006 and an increase of $2.9 million in interest income from bank deposits and held to maturities marketable securities, increased cash balances and an increase in interest rates.

        Taxes on income. Taxes on income in 2007 were approximately $1.0 million compared to approximately $2.4 million in 2006. Taxes on income are dependent upon where our revenues are generated and the reduction in taxes in 2007 is not driven by any particular change in policy or event.

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

        When reported by segment, the results of Spacenet and SRC are presented based upon intercompany transfer prices. The intercompany adjustments line reflects the intercompany profits that were realized in order to adjust the transfer price to our cost.

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

        Financial expenses, net. In the year ended December 31, 2006, we had financial expenses of approximately $0.7 million, compared to approximately $2.7 million in 2005. The decrease in our financial expenses is mainly attributable to a $2.4 million increase in net interest income from bank deposits, due to an increase in Libor rates and increased cash balances, and a decrease in interest expenses on long-term loans in the amount of approximately $1.2 million, mainly due to the conversion of the convertible loan held by York at the end of September 2006. This decrease in our financial expenses was offset in part by reduced interest income relating to a capital lease of approximately $0.8 million and approximately $0.5 million of amortization expenses related to the fair value of the modification of the conversion feature relating to the loan convertible loan owed to York.

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

Variability of Quarterly Operating Results

        Our revenues and profitability may vary from quarter to quarter and in any given year, depending primarily on the sales mix of our family of products and the mix of the various components of the products (i.e. the volume of sales of remote terminals versus hub equipment and software and add-on enhancements), sale prices, and production costs, as well as entering into new service contracts, the termination of existing service contracts, or different profitability levels between different service contracts. Sales of our products to a customer typically consist of numerous remote terminals and related hub equipment and software, which carry varying sales prices and margins.

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

        As of December 31, 2007, we had cash and cash equivalents of $122.8 million, short-term bank deposits and held to maturity marketable securities of $45.6 million, short-term and long-term restricted cash of $13.4 million, short-term and long-term restricted cash held in trustees’ accounts of $24.0 million and short-term bank credits of $5.8 million. As of December 31, 2006, we had cash and cash equivalents of $149.5 million, short-term and long-term restricted cash of $11.5 million, short-term and long-term restricted cash held in trustees’ accounts of $22.8 million and short-term bank credits of $1.2 million.

        The $24.0 million of restricted cash held in a trustee’s account relates to funds collected from two of our large projects in Colombia, which are divided into seven different regions and contracts. The release of these funds from the trust is dependent both on a schedule of payments and on the achievement of operational milestones. However, in the event that we do not meet certain milestones, or if the contracts are terminated unilaterally by the government of Colombia, we may be unable to receive this restricted cash. At present these agreements and the operational milestones are being re-negotiated.

        As of December 31, 2007, our accumulated debt was approximately $40.4 million, comprised of long-term loans of $24.1 million and convertible subordinates notes of approximately $16.3 million.

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

        The following table summarizes our cash flows for the periods presented:

	December 31,
	2007	2006	2005
	US Dollars in thousands

Net cash provided by operating activities	$22,775	$37,824	$3,290
Net cash provided by (used in) investing activities	(53,836)	8,312	(893)
Net cash provided by financing activities	3,307	28,169	(3,592)
Effect of exchange rate changes on cash and cash equivalents	1,016	311	353

Net increase (decrease) in cash and cash equivalents	(26,738)	74,616	(842)
Cash and cash equivalents at beginning of the period	149,545	74,929	75,771

Cash and cash equivalents at end of the period	$122,807	$149,545	$74,929

        Our cash and cash equivalents decreased by $26.7 million during the year ended December 31, 2007 as a result of the following:

        Operating activities. Cash provided by operating activities was approximately $22.7 million mainly due to a decrease in other assets (including short-term, long-term and deferred charges) in the amount of $28.5 million and growth in our positive net cash flow provided by other operating activities in the amount of $32.4 million. The above was offset in part by an increase in trade receivables of approximately $14.0 million and a decrease in other accounts payables and other long term liabilities of approximately 24.2 million .

        Investing activities. Cash used in investing activities was approximately $53.8 million, mainly from net investment in held to maturity marketable securities in the amount of approximately $43.5 million, purchase of property and equipment in the amount of approximately $9.3 million, net investment in restricted cash (including long term) in the amount of approximately $1.9 million net of proceeds from loans to employees of approximately $0.9 million.

        Financing activities. Cash provided by financing activities was approximately $3.3 million, primarily from proceeds of approximately $4.6 million from the exercise of options, net proceeds of approximately $4.6 million of short term bank credit, net of net repayment of long term loans of approximately $5.6 million and net of approximately $0.3 million of issuance expenses in respect of offering completed in December 2006.

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

Contractual Obligations

        As of December 31, 2007, our short and long term obligations were as follows:

Contractual Obligations	Payments due by period (in thousands)
	Total	2008	2009-2010	2011-2012	2013 and after

Long-term loans *	24,058	5,354	8,754	4,854	5,096
Convertible subordinated notes	16,315		854	15,461
Accrued interest related to restructured debt (including $653 as short term accrued expenses)	3,146	653	1,298	1,195
Capital lease obligations	14	14
Operating lease	100,660	27,769	38,122	18,812	15,957
Other long-term debt	4,240	399	599	500	2,742
Total contractual cash obligations	148,433	34,188	49,626	40,821	23,798

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

        As of December 31, 2007, the aggregate amount of bank guarantees outstanding in order to secure our various performance obligations was approximately $12.1 million, comprised mainly of performance guarantees provided on behalf of our subsidiary in Peru in an amount of approximately $7.7 million. We have restricted cash as collateral for these guarantees in an amount of approximately $1.2 million.

        We have also provided bank guarantees mainly for certain leases for our offices worldwide, which are secured by restricted cash in the amount of approximately $5.7 million.

Impact of Inflation and Currency Fluctuations

        While most of our sales and service contracts are in U.S. dollars and most of our expenses are in U.S. dollars and NIS, portions of our projects in Latin America are linked to their respective local currencies. The foreign exchange risks are often significant due to fluctuations in local currencies relative to the U.S. dollar.

        The influence on the U.S. dollar cost of our operations in Israel relates primarily to the cost of salaries in Israel, which are paid in NIS and constitute a substantial portion of our expenses in NIS. In 2007, there was inflation in Israel of 3.4% and the U.S Dollar depreciated in relation to the NIS at a rate of 9.1%, from NIS 4.225 per $1 on December 31, 2006 to NIS 3.846 per $1 on December 31, 2007. In the period ending in December 31, 2006 deflation in Israel was 0.1% while the U.S. dollar depreciated in relation to the NIS at a rate of 8.2%. If future inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of such devaluation lags behind increases in inflation in Israel or if evaluation of the NIS against the U.S.dollar continues, our results of operations may be materially adversely affected. In 2007 and 2008, in order to limit these risks, we entered into hedging agreements to cover certain of our NIS to US Dollar exchange rate exposures.

        Regarding the changes in the value of other foreign currencies in relation to the U.S. dollar, our monetary balances that are not linked to the U.S. dollar impacted our financial expenses during 2007 and 2006. This is due to heavy fluctuations in currencies in certain regions of Latin America in which we do business. There can be no assurance that in the future our results of operations may not be materially adversely affected by other currency fluctuations.

Effective Corporate Tax Rate

        On January 1, 2003, a comprehensive tax reform took effect in Israel. Pursuant to the tax reform, resident companies are subject to Israeli tax on income accrued or derived in Israel or abroad. In addition, the concept of a “controlled foreign corporation” was introduced, according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary’s primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). The tax reform also substantially changed the system of taxation of capital gains. Following the reform, the capital gains tax rate applicable to us was decreased from 36% to 25%, while the allocation of the gain between the two periods is proportional to the holding periods until December 31, 2002, and after December 31, 2002. In 2006 and in 2007, the tax reform did not have any material effect on our liquidity, financial condition or results of operations.

        Israeli companies are subject to income tax on their worldwide income. Pursuant to tax reform legislation that came into effect in 2003, the corporate tax rate is to undergo staged reductions to 25% by the year 2010. In order to implement these reductions, the corporate tax rate is scheduled to decline from 29% in 2007 to 27% in 2008, 26% in 2009 and 25% in 2010. However, the effective tax rate payable by a company that derives income from an Approved Enterprise, discussed further below, may be considerably less.

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

        According to the Amendment, tax-exempt income generated under the provisions of the Amendment will be subject to taxes upon distribution or liquidation and we may be required in the future to record deferred tax liabilities with respect to such tax-exempt income. As of December 31, 2007, we did not generate income under the provisions of the Amendment.

        Currently, we have nine Approved Enterprise programs under the alternative route of the Investment Law. The period of benefits for the first eight programs has expired and we do not expect substantial benefits from the other program. See “ITEM 10: Additional Information – Israeli Taxation.” In addition, the Company chose 2005 as the year of election for a new Benefited Enterprise under the amendment.

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

        We anticipate that we will not have to pay taxes relating to the 2008 tax year for most of our major entities due to current or carry forward tax losses. Cash outlays for income taxes in the future might be different from tax expenses, mainly due to cash tax payments for previous years that might be triggered by tax audits in the various tax jurisdictions, deferred tax expenses (income) and payments usually made in arrears for annual taxes in profitable years.

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

        We devoted significant research and development resources in 2007, 2006 and 2005 to the development of our SkyEdge family of products. We develop our own network software and software for our VSATs. We generally license our software to customers as part of the sale of our network products and services. We also license certain third party software for use in our products.

        Our software and our internally developed hardware are proprietary and we have implemented protective measures both of a legal and practical nature. We have obtained and registered patents in the United States and in various other countries in which we offer our products and services. We rely upon the copyright laws to protect against unauthorized copying of the object code of our software and upon copyright and trade secret laws for the protection of the source code of our software. We derive additional protection for our software by licensing only the object code to customers and keeping the source code confidential. In addition, we enter into confidentiality agreements with our customers and other business partners to protect our software technology and trade secrets. We have also made copyright, trademark and service mark registrations in the United States and abroad for additional protection of our intellectual property. Despite all of these measures, it is possible that competitors could copy certain aspects of our technology or obtain information that we regard as a trade secret in violation of our legal rights.

Third-Party Funding

        In accordance with an agreement entered in 2001 with the Chief Scientist we are eligible to participate in a program under which we are eligible to receive future research and development grants for generic research and development projects without any royalty repayment obligations.

        The following table sets forth, for the years indicated, our gross research and development expenditures, the portion of such expenditures which was funded by royalty-bearing and non-royalty bearing grants and the net cost of our research and development activities:

	Years
	2007	2006	2005
	(U.S. dollars in thousands)

Gross research and development costs	$17,270	$15,687	$16,944
Less:
Royalty-bearing grants	-	-	1,633
Non-royalty-bearing grants	2,240	2,045	1,317

Research and development costs - net	$15,030	$13,642	$13,994

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

Impact of Recently Issued Accounting Pronouncements

        In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (SFAS 157) which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements and, accordingly, does not require any new fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 for financial assets and liabilities, as well as for any other assets and liabilities that are carried at fair value on a recurring basis, and should be applied prospectively. The adoption of the provisions of SFAS 157 related to financial assets and liabilities and other assets and liabilities that are carried at fair value on a recurring basis is not anticipated to materially impact the Company’s consolidated financial position and results of operations. Subsequently, the FASB provided for a one-year deferral of the provisions of SFAS 157 for non-financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a non-recurring basis. The Company is currently evaluating the impact of adopting the provisions of SFAS 157 for non-financial assets and liabilities that are recognized or disclosed on a non-recurring basis.

        In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans–An Amendment of FASB No. 87, 88, 106 and 132(R)” (“SFAS 158”). SFAS 158 requires that the funded status of defined benefit postretirement plans be recognized on the company’s balance sheet and changes in the funded status be reflected in comprehensive income, effective for fiscal years ending after December 15, 2006. SFAS 158 also requires companies to measure the funded status of the plan as of the date of their fiscal year end, effective for fiscal years ending after December 15, 2008. The Company is currently evaluating the impact of adopting SFAS 158.

        In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS 159). Under this Standard, the Company may elect to report financial instruments and certain other items at fair value on a contract-by-contract basis with changes in value reported in earnings. This election is irrevocable. SFAS 159 provides an opportunity to mitigate volatility in reported earnings that is caused by measuring hedged assets and liabilities that were previously required to use a different accounting method than the related hedging contracts when the complex provisions of SFAS 133 hedge accounting are not met. SFAS 159 is effective for years beginning after November 15, 2007. The Company’s management has determined that the adoption of SFAS 159 will not have a significant impact on its consolidated financial statements since it has not elected the fair value option for any of its existing assets or liabilities as of FAS 159 effective date.

        In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (Revised 2007) (SFAS 141R), Business Combinations. SFAS 141R will change the accounting for business combinations. Under SFAS 141R, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS 141R will change the accounting treatment and disclosure for certain specific items in a business combination. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. As such, the adoption of SFAS 141R is not expected to have any effect on the Company’s consolidated financial statements.

        In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS 160”). SFAS 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. This standard is effective for fiscal years beginning after December 15, 2008 and should be applied prospectively. However, the presentation and disclosure requirements of the statement shall be applied retrospectively for all periods presented. The Company is currently evaluating adoption of the provisions of Statement No. 160.

        On December 21, 2007 the SEC staff issued Staff Accounting Bulletin No. 110 (SAB 110), which, effective January 1, 2008, amends and replaces SAB 107, Share-Based Payment. SAB 110 expresses the views of the SEC staff regarding the use of a “simplified” method in developing an estimate of expected term of “plain vanilla” share options in accordance with FASB Statement No. 123(R), Share-Based Payment. Under the “simplified” method, the expected term is calculated as the midpoint between the vesting date and the end of the contractual term of the option.

        The use of the “simplified” method, which was first described in Staff Accounting Bulletin No. 107, was scheduled to expire on December 31, 2007. SAB 110 extends the use of the “simplified” method for “plain vanilla” awards in certain situations. The SEC staff does not expect the “simplified” method to be used when sufficient information regarding exercise behavior, such as historical exercise data or exercise information from external sources, becomes available. The Company is currently evaluating the impact of SAB 110.

ITEM 6:	DIRECTORS AND SENIOR MANAGEMENT

Directors

        The following table sets forth the name, age, position(s) and a brief account of the business experience of each of the directors:

Name	Age	Position(s)

Amiram Levinberg	52	Chairman of the Board of Directors and Chief Executive Officer
Haim Benjamini(1)(2)	68	External Director
Jeremy Blank	29	Director
Ehud Ganani	55	Director
Leora Meridor(1)(2)	60	External Director
Karen Sarid(1)(2)	57	Director
Izhak Tamir(1)(2)	55	Director

(1) Member of our Compensation and Stock Option Committee.

(2) Member of our Audit Committee.

        Amiram Levinberg co-founded our company and served as a director on our board since its inception and until April 2004. In July 2005, Mr. Levinberg rejoined our company as our Chairman of the Board and Chief Executive Officer. From July 1995 and until April 15, 2003, he served as our President. Until 2002, Mr. Levinberg also served as our Chief Operations Officer. Until July 1995, he served as our Vice President of Engineering. From 1977 to 1987, Mr. Levinberg served in a research and development unit of the Israel Defense Forces, where he managed a large research and development project. He was awarded the Israel Defense Award in 1988. Mr. Levinberg holds a B.Sc. in Electrical Engineering and Electronics and a M.Sc. degree in Digital Communications from Israel Institute of Technology, in Haifa, Israel, or the Technion. Mr. Levinberg serves on the board of directors of Cardboard Industries and Kargal, a cardboard manufacturer in Israel.

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

        Jeremy Blank has served on our board since July 2005. Mr. Blank is a managing director of York Capital Management. York is a private investment fund based in New York with approximately $13 billion in assets under management. From 1999 to 2004, Mr. Blank worked at Morgan Stanley as a vice president within Morgan Stanley’s fixed income department and earlier, in Morgan Stanley’s mergers and acquisitions department. Mr. Blank graduated from Yeshiva University in New York City with a Bachelor’s degree in Finance.

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

Senior Management

        The executive officers and key executives of our company and its subsidiaries are as follows:

Name	Age	Position(s)

Amiram Levinberg(1)	52	Chief Executive Officer and Chairman of the Board of Directors
Erez Antebi	48	Chief Executive Officer, Gilat Networks Systems, and, President, Spacenet Rural Communications
Andreas Georghiou	58	Chief Executive Officer, Spacenet Inc.
Yoav Leibovitch	50	Executive Vice President, Corporate Development
Joshua Levinberg	54	Executive Vice President, Corporate Business Development & Strategy
Tal Payne	36	Chief Financial Officer

(1)	Please see biography under “Directors” above.

        Erez Antebi was appointed as Chief Executive Officer of Gilat Networks Systems on June 1, 2005, and as CEO of Spacenet Rural Communications on February 1, 2008. Prior to that time, Mr. Antebi served as our Chief Operating Officer from October 2002 until September 2003, when he left to serve as Chief Executive Officer of Clariton Networks Ltd. From the beginning of 1998 until being appointed our Chief Operating Officer, Mr. Antebi served as our Vice President, General Manager for Asia, Africa and Pacific Rim. From September 1994 until the beginning of 1998, he served as Vice President and General Manager of Gilat Inc. Mr. Antebi joined our company in May 1991 as product manager for the Skystar Advantage VSAT product. From August 1993 until August 1994, he served as Vice President of Engineering and Program Management of Gilat Inc. Prior to joining us, Mr. Antebi worked for a private importing business from 1989 to 1991, after having served from 1987 to 1989 as marketing manager for high frequency radio communications for Tadiran Limited, a defense electronics and telecommunications company, and as a radar systems development engineer at Rafael, the research and development and manufacturing arm of the Israel Defense Forces, from 1981 to 1987. Mr. Antebi holds a B.Sc. and an M.Sc. Electrical Engineering from the Technion.

        Andreas Georghiou joined Spacenet Inc. as its Chief Executive Officer in August 2006. Prior to joining Spacenet, Mr. Georghiou had been with SES Americom and its predecessor, GE Americom, a unit of GE Capital, for over 20 years in various leadership roles. Immediately preceding his assumption of CEO duties at Spacenet, Mr. Georghiou served as Chief Commercial Officer at SES Americom and, prior to that and through July 2005 he served as the Senior Vice President of Business Operations. From 2003 through July 2006, Mr. Georghiou also served as President of Americom Asia Pacific, a regional satellite venture of SES. From 1994 to 2003 he served as the Senior Vice President of Sales & Marketing for Global Satellite Services at GE Americom. From 1992 to 1994 he served as Americom’s Director of Business Development. While at GE Americom, he also served as an officer of GE Capital. In addition, Mr. Georghiou held various positions at RCA Corporation including IT Manager, Director of Treasury Planning and Manager of Operations Research, at the David Sarnoff Research Center. He is a member of the Board of Directors of Society of Satellite Professionals International (SSPI) and a member of the Corporate Leadership Advisory Council of the U.S. Chamber of Commerce. Mr. Georghiou holds an undergraduate degree from the University of Pennsylvania, and a master’s degree from the Wharton School of Business, where he studied as a Fulbright Scholar.

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

        Tal Payne was appointed our Chief Financial Officer in May 2005. Before that, Ms. Payne served as our Vice President of Finance starting January 2004. Prior to that, Ms. Payne served as our Financial Director since July 1999. Prior to joining us, Ms. Payne, a CPA, was employed as a Manager for Kesselman & Kesselman, PriceWaterhouseCooper’s Israel office from 1994 to 1999. She holds a B.A. in Economics and Accounting, as well as an Executive MBA, both from Tel Aviv University. In March 2008, Ms. Payne announced her resignation which will become effective in mid-2008.

Compensation of Directors and Officers

        The following table sets forth the aggregate compensation paid to or accrued on behalf of all of our directors and officers as a group for the year ended December 31, 2007:

	Salaries, Fees, Directors' Fees, Commissions and Bonuses(1)	Pension, Retirement and Similar Benefits

All directors and officers as a group (17 persons)	4,886,519	1,242,707

(1)	Also includes bonuses and stock option compensation accrued in 2007.

Management Agreements

        Prior to the closing of the transaction pursuant to which Bank Hapoalim assigned its loan to our company to York Capital Management, York, , paid $100,000 to a company controlled by Mr. Amiram Levinberg and his brother, Mr. Joshua Levinberg, to perform due diligence on our company. In addition, Mr. Amiram Levinberg had a right to certain benefits from options held by York in shares of our company owned by Bank Hapoalim. For further information on Mr. Levinberg’s relationship with York, please see the Principal Shareholder table and the footnote on York.

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

        We currently have one external director, Dr. Leora Meridor, who was elected at the Special General Meeting held on August 30, 2005. The initial term of our second external director, Mr. Haim Benjamini, expired in February 2008, and he is expected to be reelected in a forthcoming Special General Meeting.

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

Employees

        As of December 31, 2007, we had approximately 970 full-time employees, including 156 employees in engineering, research and development, 412 employees in manufacturing, operations and technical support, 147 employees in marketing and sales, 146 employees in administration and finance and 105 in other departments. Of these employees, 392 employees were based in our facilities in Israel, 228 were employed in the United States, 288 were employed in Latin America and 58 in Asia, the Far East and other parts of the world. We also utilize temporary employees, as necessary, to supplement our manufacturing and other capabilities. We believe that our relations with our employees are satisfactory.

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

        We have a number of savings plans in the United States that qualify under Section 401(k) of the U.S. Internal Revenue Code. We contribute one dollar for each dollar a participant contributes in this plan, in an amount of up to 3% of a participant’s earnings and in addition, we contribute fifty cents for each dollar a participant voluntarily contributes in this plan, up to an additional 3% of a participant’s earnings. Matching contributions in 2007, 2006 and 2005 for all the plans were $ 0.7 million, $ 0.7 million and $ 0.7 million, respectively. Matching contributions are invested in proportion to each participant’s voluntary contributions in the investment options provided under the plan.

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

        As of December 31, 2007, we had granted options to purchase a total of 111,913 ordinary shares under the 1995 Plans and options to purchase 69,949 ordinary shares remain outstanding. The exercise prices for such options vary from $7.8 to $2,730 and all such options expire at various times from January 2008 to February 2013. As of December 31, 2007, a total of 41,963 options have been exercised under the 1995 Plan.

        In September 2003, we adopted the 2003 Stock Option Plan (Incentive and Restricted Stock Options), or the 2003 ISO/RSO Plan and the Section 102 Stock Option Plan 2003, or the 2003 Section 102 Plan and collectively, the “2003 Plans”. In February 2005, our shareholders increased the pool for the 2003 Plans by 1,135,000 shares and in December 2005, our shareholders further increased the pool by 3,500,000 shares, such that the 2003 Plans provide for the granting of options of up to an aggregate of 6,135,000 ordinary shares to our officers, directors, employees or service providers or any of the employees of service providers of our subsidiaries. As of December 31, 2007, options to purchase a total of 3,977,081 ordinary shares under the 2003 Plans were outstanding, and options to purchase 1,515,512 ordinary shares have been exercised.

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

        As of March 1, 2008, the 13 directors and executive officers listed above, as a group, held options to purchase 3,004,650 of our ordinary shares at a weighted average exercise price of $5.93 per share. Out of such options, 1,100 options expire in 2011, 850 expire in 2012, 154,200 options expire in 2013, 3,000 options expire in 2014 and 2,845,500 options expire in 2015.

ITEM 7:	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

        The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares as of March 15, 2008 (including options exercisable within 60 days of March 15, 2008) with respect to: (i) each person who is believed by us to be the beneficial owner of more than 5% of the ordinary shares; (ii) each director or officer who holds more than 1% of the ordinary shares, and (iii) all directors and officers as a group. Except where otherwise indicated, we believe, based on information furnished by the owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares, subject to any applicable community property laws. The shareholders listed below do not have any different voting rights from any other shareholders of our company, except to the extent that they hold more than 7% and as such, they will have a right to appoint a director, subject to certain conditions in our Articles of Association. None of the directors, officers or key executives listed in the Directors and Senior Management table appearing in Item 6 above, owns 1% or more of our outstanding share capital.

        The information in this table is based on 39,747,279 ordinary shares outstanding as of March 15, 2008. Except where otherwise indicated, we believe, based on information furnished by the owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares, subject to any applicable community property laws.

Name and Address	Number of Ordinary Shares Beneficially Owned	Percent of Ordinary Shares Outstanding

York Capital Management(1)	8,070,563	20.3%
Mivtach Shamir Finance Ltd. (2)	2,216,945	5.4%
All officers and directors as a group (13 persons)(3)	2,717,616	6.8%

(1)	Based on a Schedule 13D filed on December 20, 2006, the shares are directly owned by or allocated for the benefit of (i) York Capital Management, L.P., a Delaware limited partnership; (ii) York Investment Limited, a corporation established in the Commonwealth of the Bahamas; and (iii) York Credit Opportunities Fund, L.P., a Delaware limited partnership. These three entities are part of a family of pooled investment vehicles managed by JGD Management Corp., a Delaware corporation doing business as York Capital Management. The sole shareholder of JGD is James G. Dinan. Dinan Management is the general partner of York Capital Management L.P. and James G. Dinan and Daniel A. Schwartz are the controlling members of Dinan Management. York Offshore Limited is the investment manager of York Investment Limited. The controlling principal of York Offshore Limited is James G. Dinan. Daniel A. Schwartz is a director of York Offshore Limited. York Credit Opportunities Domestic Holdings is the general partner of York Credit Opportunities. James G. Dinan and Daniel A. Schwartz are the controlling members of York Credit Opportunities Domestic Holdings. The principal business address of each of these entities and individuals is c/o York Capital Management, 767 Fifth Avenue, 17th Floor, New York, New York, 10153.

(2)	Based on a Schedule 13D filed on July 28, 2005. Mr. Meir Shamir and Ashtrom Industries Ltd. share voting and dispositive power with respect to the shares held by Mivtach Shamir Holdings Ltd. The address of Mivtach Shamir Holdings Ltd. is Beit Sharvat, 4 Kaufman St., Tel Aviv 68012, Israel.

(3)	Includes options that are currently exercisable or are exercisable within 60 days that are held by our directors and executive officers.

Significant Changes in the Ownership of Major Shareholders

        As of January 1, 2005, our major shareholders were Bank Hapoalim, holding 3,302,428 shares (approximately 15% ownership) and Eliezer Fishman, holding 2,996,259 shares (approximately 10% ownership. As of December 31, 2005, our major shareholders were Bank Hapoalim, holding 2,052,428 shares (approximately 9% ownership), Eliezer Fishman, holding 2,112,523 shares (approximately 9% ownership), Mivtach Shamir Finance Ltd., holding 2,216,945 shares (approximately 10% ownership), Joseph Harrosh, holding 1,146,274 shares (approximately 9% ownership) and York, holding 3,302,428 shares (approximately 15% ownership). As of December 31, 2006, our major shareholders were York, holding 8,070,563 shares (approximately 20% ownership), Bank Hapoalim, holding 2,052,428 shares (approximately 5% ownership) and Mivtach Shamir Finance Ltd., holding 2,216,945 shares (approximately 6 % ownership). As of December 31, 2007, our major shareholders were York, holding 8,070,563 shares (approximately 20% ownership), Citadel Investment Group, L.L.C., holding 2,140,424 shares approximately 5 % ownership) and Mivtach Shamir Finance Ltd., holding 2,216,945 shares (approximately 5 % ownership).

Major Shareholders Voting Rights

        The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares.

Record Holders

        Based on a review of the information provided to us by our transfer agent, as of March 26, 2008, there were 88 holders of record of our ordinary shares, of which 68 record holders holding approximately 95.4% of our ordinary shares had registered addresses in the United States and 12 record holders holding approximately 4.52% of our ordinary shares had registered addresses in Israel. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees, including CEDE & Co., the nominee for the Depositary Company (the central depositary for the U.S. brokerage community), which held approximately 75.6% of our outstanding ordinary shares as of said date.

B.	Related Party Transactions.

        York Capital Management

        In July 2005, Bank Hapoalim assigned a $71.4 million loan owed by the Company to the bank, to York Capital Management. In December 2005, we revised the terms of this loan. On September 27, 2006, York exercised its right to have the Company issue it warrants in the amount of the loan and accrued interest and immediately exercised its option to convert the warrants into shares at $6.75 per share. This resulted in the issuance of approximately 10.6 million ordinary shares to York. In December 2006, York participated as a selling shareholder in our public offering and sold 3,033,333 ordinary shares. Please see "Item 5: Liquidity and Capital Resources - Financing Activities."

C.	Interests of Experts and Counsel.

        Not applicable.

ITEM 8:	FINANCIAL INFORMATION

Consolidated Statements

        See "Item 18: Financial Statements."

Export Sales

        We outsource a majority of our manufacturing, some from Israel and some from outside of Israel. For information on our revenues breakdown for the past three years, see Item 5: "Operating and Financial Review and Prospects."

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

        In the first half of 2002, a number of securities class action lawsuits were filed against us and certain of our officers and directors in the United States District Court for the Eastern District of New York and in the United States District Court for the Eastern District of Virginia, and a request to file a class action lawsuit was filed in the Tel-Aviv, Israel District Court. The class action suits were consolidated into a single action in the United States District Court for the Eastern District of New York. The class action was settled and approved by the United States District Court for the Eastern District of Virginia in September 2007. The Israeli class action was dismissed by the court in October 2007.

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

        The Brazilian tax authority has filed a claim against a subsidiary of Spacenet Inc. in Brazil, for alleged taxes due of approximately $4 million. In January 2004, the subsidiary received notice of an administrative ruling reducing the amount of the claim, and the subsidiary filed an appeal of such ruling. In December 2005, this appeal was denied and at present, the subsidiary faces a tax liability of approximately $8.2 million (the amount has increased due to interest and exchange rate differences). The subsidiary denies such claims and has filed a petition known as a "Acao Anulatoria" in the State Courts of the State of Sao Paulo, Brazil.

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

Dividend Policy

        We have never paid cash dividends on our ordinary shares and cannot anticipate paying any cash dividends in the foreseeable future. We have decided to reinvest permanently the amount of tax-exempt income derived from our "Approved Enterprises" and not to distribute such income as dividends. See notes 9 and 12 of the notes to consolidated financial statements included in this annual report on Form 20-F. We may only pay cash dividends in any fiscal year out of "profits," as determined under Israeli law. In addition, the terms of some of our financing arrangements restrict us from paying dividends to our shareholders.

        In the event we declare dividends in the future, we will pay those dividends in NIS. Because exchange rates between NIS and the dollar fluctuate continuously, a U.S. shareholder will be subject to currency fluctuation between the date when the dividends are declared and the date the dividends are paid.

Significant Changes

        In March 2008 we announced the resignation of our Chief Financial Officer, Ms. Tal Payne who will be leaving our company in mid-2008.

        On March 31, 2008 we announced the signing of an Agreement and Plan of Merger to be acquired for an aggregate value of $475 Million in an all cash transaction by a consortium of private equity investors that includes The Gores Group LLC, Mivtach Shamir Holdings Ltd., companies affiliated with Roy Ben-Yami, Ami Lustig and Eytan Stibbe and DGB Investments, Inc. Under the terms of the agreement, our shareholders will receive $11.40 per share in cash at closing, representing a premium of approximately 38% over our average closing share price during the 30 trading days ended April 25, 2007, the day in which Mivtach Shamir Holdings Ltd. issued a formal offer to the board of directors of Gilat to purchase 100% of the Company's shares. There is no financing condition to the obligations of the buyers to consummate the transaction. Our Board of Directors approved the agreement and recommended that our shareholders vote in favor of the transaction. The closing of the transaction is subject to shareholder approval, certain regulatory approvals and other customary closing conditions. It is currently anticipated that the transaction will be consummated by September 2008. Upon the closing of the transaction, our ordinary shares would no longer be traded on NASDAQ or the Tel Aviv Stock Exchange. This agreement is attached hereto as Exhibit 4.1.

ITEM 9:	THE OFFER AND LISTING

A.	Offer and Listing Details

Annual Stock Information

        The following table sets forth, for the periods indicated, the range of high and low closing sale price for the ordinary shares, as reported by NASDAQ. All of the reported prices have been adjusted to reflect a twenty for one share reverse stock split which became effective April 16, 2003.

	Price		Average Daily Trading Volume
	High	Low

Year Ended December 31, 2003:	$8.80	$3.43	80,345

Year Ended December 31, 2004:	$9.40	$4.00	219,488

Year Ended December 31, 2005:	$7.48	$5.19	88,311

Year Ended December 31, 2006:

First Quarter	$6.44	$5.59	61,384
Second Quarter	$8.37	$5.96	82,938
Third Quarter	$9.54	$7.15	77,997
Fourth Quarter	$10.01	$8.37	142,675

Year Ended December 31, 2007:

First Quarter	$9.74	$7.89	161,902
Second Quarter	$9.87	$8.07	172,138
Third Quarter	$10.25	$8.40	163,679
Fourth Quarter	$11.18	$10.01	118,200

Most Recent Six Months:

October 2007	$11.13	$10.21	132,143
November 2007	$11.18	$10.41	112,233
December 2007	$10.55	$10.01	100,235
January 2008	$10.89	$9.82	137,281
February 2008	$11.05	$10.14	125,100
March 2008	$10.74	$9.46	189,721

April 2008 (through April 6)	$10.75	$10.68	565,575

B.	Plan of Distribution

        Not applicable.

C.	Markets

        Our ordinary shares are quoted on the NASDAQ Global Market under the symbol “GILT.”

D.	Selling Shareholders

        Not applicable.

E.	Dilution

        Not applicable.

F.	Expense of the Issue

        Not applicable.

ITEM 10:	ADDITIONAL INFORMATION

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

Amendment of the Memorandum

        Companies that were incorporated prior to the effective date of the Companies Law, such as our company, may amend their memorandum of association to authorize future amendments to the memorandum of association by any required voting. On November 9, 2000, our shareholders approved an amendment to our Memorandum of Association, by adding a provision that authorizes our company to amend its Memorandum of Association by the affirmative vote of a majority of the ordinary shares present and voting at the meeting.

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

        FOR THE FOREGOING AND OTHER REASONS, YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF YOUR HOLDINGS. WE ARE NOT MAKING ANY REPRESENTATIONS REGARDING THE PARTICULAR TAX CONSEQUENCES AS TO ANY HOLDER, NOR ARE WE OR OUR ADVISORS RENDERING ANY FORM OF LEGAL OPINION OR PROFESSIONAL TAX ADVICE AS TO SUCH TAX CONSEQUENCES.

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

        Capital Gains

        Israeli law generally imposes a capital gains tax on capital gains derived from the sale of securities and other Israeli capital assets, including shares in Israeli resident companies, unless a specific exemption is available or unless a treaty between Israel and the country of the non-resident provides otherwise. The capital gain or loss amount is equal to the consideration received by the holder for the shares less the holder’s tax basis in the shares. Gains from sales of our ordinary shares will be tax exempt for nonresidents of Israel if the shares are quoted on the NASDAQ Global Market or listed for trading on a stock exchange so long as the gains are not derived through a permanent establishment that the non-resident maintains in Israel.

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

Tax Consequences to Residents of Israel

        Capital Gains

        Israeli law imposes a capital gains tax on capital gains derived from the sale of securities and other Israeli capital assets, including shares by Israeli residents. The capital gain or loss amount is equal to the consideration received by the holder for the shares less the holder’s tax basis in the shares. Under current law, following Amendment 147 to the Israeli Income Tax Ordinance (“Amendment No. 147”), effective commencing January 1, 2006, gains from sales of ordinary shares incurred after December 31, 2002, are subject to 20% capital gains tax (25% for substantial shareholder) for individuals, Israeli companies that were subject to the Income Tax Law (Inflation Adjustments) – 1985 (the “Adjustment Law”) prior to the publication of Amendment No. 147 are subject to corporate tax rate on capital gain driven from the sale of our ordinary shares, Israeli companies that were not subject to the Adjustment law prior to the publication of Amendment No. 147 are subject to capital gain tax at a rate of 25% in connection with the sale of our ordinary shares. If our ordinary shares were purchased prior to January 1, 2003, different taxation will apply. Certain withholding obligations may apply on the sale of our shares.

        Dividends

        Dividend income generated by an Approved Enterprise is subject to income tax at a rate of 15%. Starting January 1, 2006, the distribution of dividend income generated by other sources, other than bonus shares (stock dividends), to Israeli residents who purchased our Shares will generally be subject to income tax at a rate of 20% for individuals (25% for substantial shareholder) and will be exempt from income tax for corporations provided the dividend was paid out of income generated in Israel. We may be required to withhold income tax at the maximum rate of up to 25% (0% for Israeli corporations provided the dividend was paid out of income generated in Israel.) on all such distributions (15% for dividends generated by an Approved Enterprise).

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

        Tax Benefits under the Law for the Encouragement of Capital Investments, 1959

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

Dividends Paid on Ordinary Shares

        Subject to the discussion of the passive foreign investment company or PFIC rules below, a U.S. Holder generally will be required to include in gross income as ordinary dividend income the amount of any distributions paid on the ordinary shares (including the amount of any Israeli taxes withheld) to the extent that such distributions are paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions in excess of our earnings and profits will be applied against and will reduce the U.S. Holder’s tax basis in its ordinary shares and, to the extent they are in excess of such tax basis, will be treated as gain from a sale or exchange of such ordinary shares. Our dividends will not qualify for the dividends-received deduction otherwise available to U.S. corporations. In the event that we pay cash dividends, such dividends will be paid in Israeli currency. Dividends paid in NIS (including the amount of any Israeli taxes withheld therefrom) will be includible in the gross income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day they are received by the U.S. Holder. Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is includible in the income of the U.S. Holder to the date such payment is converted into U.S. dollars generally will be treated as U.S. source ordinary income or loss.

        Subject to certain limitations, “qualified dividend income” received by a non-corporate taxpayer generally is subject to U.S. federal income tax at a reduced maximum tax rate of 15 percent through December 31, 2010. Dividends received with respect to ordinary shares should qualify for the 15 percent rate provided that either: (i) we are entitled to benefits under the income tax treaty between the United States and Israel (the “Treaty”); or (ii) the ordinary shares currently are readily tradable on an established securities market in the U.S.. We believe that we are entitled to benefits under the Treaty and that the ordinary shares currently are readily tradable on an established securities market in the U.S. No assurance can be given that the ordinary shares will remain readily tradable. The rate reduction does not apply to dividends received from PFICs, see discussion below, or in respect of certain short-term or hedged positions in common stock or in certain other situations. The legislation enacting the reduced tax rate contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate, see discussion below. U.S. Holders of ordinary shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

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

Sale or Disposition of Ordinary Shares

        Subject to the discussion of PFIC rules below, upon the sale or other disposition of ordinary shares, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the disposition and such holder’s adjusted tax basis in the ordinary shares disposed of. Gain or loss upon the disposition of ordinary shares will be long-term capital gain or loss if, at the time of the disposition, the U.S. Holder’s holding period for the ordinary shares disposed of exceeds one year. In general, any gain that you recognize on the sale or other disposition of ordinary shares will be U.S.-source for purposes of the foreign tax credit limitation; losses will generally be allocated against U.S. source income.  Deduction of capital losses is subject to certain limitations under the Code.

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

Passive Foreign Investment Company

        For U.S. federal income tax purposes, we will be considered a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, passive income includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. Holders owning ordinary shares. Accordingly, you are urged to consult your tax advisors regarding the application of such rules.

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

F.	Dividend and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

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

        Information about us is also available on our website at http://www.gilat.com. Information on our website is not part of this annual report.

ITEM 11:	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        The table below details the balance sheet exposure by currency and interest rates:

	Expected Maturity Dates
	2008	2009	2010	2011	2012 and thereafter
	(In thousands)

Assets:
Restricted cash - in U.S. dollars	7,065	707	1,114	500	4,000
Weighted interest rate	5.39%	4.81%	4.49%	5.00%	5.08%
In other currency:	26
Weighted interest rate	4.00%
Restricted cash held by Trustees
In U.S. dollars	5,532	16,544
Weighted interest rate	3.94%	4.07%
In other currency	1,918
Weighted interest rate	5.58%
Liabilities:
Long-term loans (including
current maturities) In U.S. dollars:	5,011	4,000	4,000	4,000
Weighted interest rate	5.46%	5.20%	5.20%	5.20%
In other currency:	343	365	389	414	5,536
Weighted interest rate	6.30%	6.30%	6.30%	6.30%	6.30%
Converted subordinated notes - in
U.S. dollars:			853	853	14,609
Weighted interest rate	-	-	4.00%	4.00%	4.00%

ITEM 12:	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

ITEM 13:	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None

ITEM 14:	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        Not applicable.

ITEM 15:	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

        Our principal executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended) as of December 31, 2007, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act is accumulated and communicated to our management, including our principal executive officer and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the rules of the Securities and Exchange Commission.

Management’s Annual Report on Internal Control over Financial Reporting

        Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

—	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transaction and dispositions of the assets of the company;

—	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

—	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use of disposition of the company’s assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        Our management assessed the effectiveness of our internal control over financial reporting, as of December 31, 2007. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

        Based on that assessment, our management concluded that as of December 31, 2007,  our internal control over financial reporting is effective.

        Our independent auditors, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, have issued an audit report on the effectiveness of our internal control over financial reporting. The report is included in page F-3 of this Annual Report on Form 20-F.

Changes in Internal Control over Financial Reporting

        During the period covered by this Annual Report on Form 20-F, no changes in our internal control over financial reporting have occurred that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	Year Ended December 31,
	2007		2006
Services Rendered	Fees	Percentages	Fees	Percentages

Audit (1)	$631,273	78.2%	$615,705	75.1%
Audit-related (2)	$156,938	19.4%	156,245	19.0%
Tax (3)	19,500	2.4%	48,344	5.9%

Total	$807,711	100.0%	$820,294	100.0%

(1)	Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(2)	Audit-related fees relate to assurance and associated services that traditionally are performed by the independent auditor, including: accounting consultation and consultation concerning financial accounting and reporting standards.

(3)	Tax fees relate to tax compliance, planning, and advice.

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

ITEM 16D:	EXEMPTIONS FROM THE LISTING REQUIREMENTS AND STANDARDS FOR AUDIT COMMITTEE

        Not applicable.

ITEM 16E:	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Issuer Purchase of Equity Securities

        In the year ended December 31, 2007, we did not engage in the purchase of any of our own shares.

PART III

ITEM 17:	FINANCIAL STATEMENTS

        Not applicable.

ITEM 18:	FINANCIAL STATEMENTS

The Consolidated Financial Statements and related notes required by this item are contained on pages F-1 through F-54 hereof.

ITEM 19:	EXHIBITS

1.1	Memorandum of Association, as amended. Previously filed as Exhibit 1.1 to our Annual Report on Form 20-F for the fiscal year ending December 31, 2000, which Exhibit is incorporated herein by reference.

1.2	Articles of Association, as amended and restated. Previously filed as Exhibit 1.2 to our Annual Report on Form 20-F for the fiscal year ending December 31, 2005, which Exhibit is incorporated herein by reference.

2.1	Form of 4.00% Convertible Subordinated Note due 2012. Previously filed as Exhibit T3C to our Registration Statement on Form F-3 (No.333-38667) which Exhibit is incorporated herein by reference 4.1. Sublease and Master Deed of Lease dated as of March 28, 2001 by and among BP III Leasco, LLC as Sublessor, BP Tysons, LLC as Landlord and Spacenet Real Estate Holdings, LLC as Sublessee and Master Tenant. Previously filed as Exhibit 4.7 to our Annual Report on Form 20-F for the fiscal year ending December 31, 2000, which Exhibit is incorporated herein by reference.

4.1	Agreement and Plan of Merger dated March 31, 2008 by and among Galactic Holdings Ltd., Galactic Acquisition Company Ltd. and Gilat Satellite Networks Ltd.

8.1	List of subsidiaries. Previously filed as Exhibit 8.1 to our Annual Report on Form 20-F for the fiscal year ending December 31, 2006, which Exhibit is incorporated herein by reference.

10.1	Consent Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

10.2	Consent of Mayer Hoffman McCann P.C.

12.1	Certification by Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by Principal Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification by Chief Executive Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by Principal Financial Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GILAT SATELLITE NETWORKS LTD. By: /s/ Amiram Levinberg —————————————— Amiram Levinberg Chairman of the Board of Directors

        Date: April 9, 2008

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007

IN U.S. DOLLARS

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

        Gliat’s management is responsible for establishing and maintaining adequate internal control over financial reporting for Gilat. Gilat’s internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S generally accepted accounting principles. Gilat’s internal control over financial reporting includes those policies and procedures that:

—	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of Gilat's assets,

—	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of Gilat are being made only in accordance with authorizations of management and directors of Gilat, and

—	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Gilat’s assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projection of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        Gilat’s management assessed the effectiveness of its internal control over financial reporting as of December 31, 2007. In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Gilat’s management has concluded based on its assessment, that its internal control over financial reporting was effective as of December 31, 2007 based on these criteria.

        The effectiveness of Gilat’s internal control over financial reporting as of December 31, 2007, has been audited by Kost, Forer, Gabbay & Kasierer (A Member of Ernst & Young Global), an independent registered public accounting firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

GILAT SATELLITE NETWORKS LTD.

        We have audited Gilat Satellite Networks Ltd.‘s (“Gilat”) internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). Gilat’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

        A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        In our opinion, Gilat maintained in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Gilat and its subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007 and our report dated April 9, 2008 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 9, 2008	A Member of Ernst & Young Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

GILAT SATELLITE NETWORKS LTD.

        We have audited the accompanying consolidated balance sheets of Gilat Satellite Networks Ltd. (the “Company”) and its subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of StarBand Inc. a wholly owned subsidiary of the Company, which statements reflect total revenues of approximately 12.5% for the year ended December 31, 2005, of the related consolidated total. Those statements were audited by other auditors, whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for StarBand Inc., is based solely on the report of the other auditors.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. The audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2007 and 2006, and the consolidated results of their operations and cash flows, for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

        As discussed in Note 2t and Note 9b to the consolidation financial statements, in 2006, the Company adopted Statement of Financial Accounting Standards Board No.123 (revised 2004), “Share-Based Payment”. Also, as discussed in Note 2u and Note 12 to the consolidated financial statements, in 2007, the Company adopted Interpretation No.48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109".

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 9, 2008, expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 9, 2008	A Member of Ernst & Young Global

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2007	2006

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$122,807	$149,545
Short- term bank deposits and held to maturity marketable securities	45,578	-
Short-term restricted cash	7,091	5,137
Restricted cash held by trustees	7,450	7,113
Trade receivables (net of allowance for doubtful accounts: 2007 - $ 4,528; 2006
- $ 12,709)	43,746	29,612
Inventories	24,794	26,368
Other current assets	24,748	40,428

Total current assets	276,214	258,203

LONG-TERM INVESTMENTS AND RECEIVABLES:
Severance pay fund	11,835	10,534
Long-term restricted cash	6,321	6,337
Long-term restricted cash held by trustees	16,544	15,646
Long-term trade receivables, receivables in respect of capital leases and other
receivables	9,170	19,241

Total long-term investments and receivables	43,870	51,758

PROPERTY AND EQUIPMENT, NET	105,247	121,366

INTANGIBLE ASSETS AND DEFERRED CHARGES, NET	4,771	8,887

Total assets	$430,102	$440,214

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2007	2006

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit	$5,823	$1,200
Current maturities of long-term loans	5,354	6,537
Trade payables	25,954	21,258
Accrued expenses	20,275	21,400
Short-term advances from customer, held by trustees	15,005	15,045
Other current liabilities	58,686	72,129

Total current liabilities	131,097	137,569

LONG-TERM LIABILITIES:
Long-term loans, net	18,704	22,318
Long-term advances from customer, held by trustees	8,989	16,863
Accrued severance pay	11,723	10,640
Accrued interest related to restructured debt	2,493	3,147
Convertible subordinated notes	16,315	16,333
Other long-term liabilities	12,971	21,285

Total long-term liabilities	71,195	90,586

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 0.2 par value: Authorized - 60,000,000 shares as of
December 31, 2007 and 2006; Issued and outstanding - 39,611,873 and
38,820,352 shares as of December 31, 2007 and 2006, respectively	1,796	1,757
Additional paid-in capital	859,207	853,350
Accumulated other comprehensive income	1,776	702
Accumulated deficit	(634,969)	(643,750)

Total shareholders' equity	227,810	212,059

Total liabilities and shareholders' equity	$430,102	$440,214

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2007	2006	2005

Revenues:
Products *)	$156,798	$126,093	$88,705
Services *)	125,821	122,617	120,690

Total revenues	282,619	248,710	209,395

Cost of revenues:
Products *)	82,822	66,363	42,896
Services *)	97,952	91,982	90,323

Total cost of revenues	180,774	158,345	133,219

Gross profit	101,845	90,365	76,176
Operating expenses:
Research and development costs, net *)	15,030	13,642	13,994
Selling and marketing expenses *)	38,374	36,475	31,329
General and administrative expenses *)	31,052	26,800	29,465
Impairment of long-lived and other assets	12,218	-	-

Operating income	5,171	13,448	1,388

Financial income (expenses), net *)	5,998	(742)	(2,677)
Other income (expenses)	(116)	138	299

Income (loss) before taxes on income	11,053	12,844	(990)
Taxes on income	963	2,357	3,126

Income (loss) after taxes on income	10,090	10,487	(4,116)
Equity in earnings of affiliated companies	-	-	400

Net income (loss)	$10,090	$10,487	$(3,716)

Net earnings (loss) per share:
Basic	$0.26	$0.41	$(0.17)

Diluted	$0.24	$0.38	$(0.17)

Weighted average number of shares used in computing net earnings (loss)
per share:
Basic	39,140,718	25,799,077	22,439,551

Diluted	41,576,454	27,519,726	22,439,551

*)	Includes the following revenues (expenses) resulting from transactions with related parties for the years ended December 31, 2007, 2006 and 2005: revenues from products – $ 0, $ 0 and $ 1,205, respectively; revenues from services – $ 0 , $ 0 and $ 416, respectively; cost of services – $ 0, $ 0 and $ (8,349), respectively; research and development expenses, net – $ 0, $ 0 and $ (1,543) respectively; Selling and marketing expenses – $ 0, $ 0 and $ 468, respectively; General and administrative expenses – $ 0, $ 0 and $ (983), respectively; and financial expenses – $ 0, $ (3,772) and $ (3,759), respectively.

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share and per share data)

	Number of Ordinary shares (in thousands)	Share capital		Additional paid-in capital	**)Accumulated other comprehensive loss	Accumulated deficit	Total comprehensive income (loss)	Total shareholders' equity

Balance as of January 1, 2005	22,312		$984	$733,582	$(2,624)	$(650,521)		$81,421

Exercise of options, net	244		11	1,207	-	-		1,218
Stock compensation related to options	-		-	137	-	-		137
Fair value of change in conversion feature of a related party
long-term convertible loan	-		-	3,798	-	-		3,798
Foreign currency translation adjustments from the disposal of
a subsidiary	-		-	-	1,714	-	$1,714	1,714
Comprehensive income - foreign currency translation
adjustments	-		-	-	926	-	926	926
Net loss	-		-	-	-	(3,716)	(3,716)	(3,716)

Total comprehensive loss							$(1,076)

Balance as of December 31, 2005	22,556		995	738,724	16	(654,237)		85,498

Exercise of options, net	669		30	3,604	-	-		3,634
Stock compensation related to employees stock options	-		-	3,757	-	-		3,757
Conversion of long-term convertible loan from a related party	10,578		492	67,619	-	-		68,111
Issuance of shares in a public offering, net of $ 2,733
issuance expenses	5,017		240	39,646	-	-		39,886
Comprehensive income - foreign currency translation
adjustments	-		-	-	686		$686	686
Net income	-		-	-	-	10,487	10,487	10,487

Total comprehensive income							$11,173

Balance as of December 31, 2006	38,820		1,757	853,350	702	(643,750)		212,059

Exercise of options, net	791		39	4,532	-	-		4,571
Stock compensation related to employees stock options	-		-	1,303	-	-		1,303
Conversion of convertible subordinated notes	1	*)	-	22	-	-		22
Accumulated affect of adjustment upon adoption of FASB
Interpretation No. 48			-	-	-	(1,309)		(1,309)
Comprehensive income - foreign currency translation
adjustments	-		-	-	1,074	-	$1,074	1,074
Net income	-		-	-	-	10,090	10,090	10,090

Total comprehensive income							$11,164

Balance as of December 31, 2007	39,612		$1,796	$859,207	$1,776	$(634,969)		$227,810

The accompanying notes are an integral part of the consolidated financial statements.

*) represents an amount of less the one thousands dollars
**) represent adjustments in respect of foreign currency translation.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2007	2006	2005

Cash flows from operating activities:
Net income (loss)	$10,090	$10,487	$(3,716)
Adjustments required to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	17,715	20,728	19,116
Impairment of long-lived and other assets	12,218	-	-
Gain from disposal of subsidiaries	-	(137)	(397)
Loss from deconsolidation of subsidiaries (a)	-	-	171
Stock compensation related to employees stock options	1,303	3,757	137
Accretion of discount related to the York loan	-	504	-
Equity in earnings of affiliated company	-	-	(400)
Accrued severance pay, net	(218)	177	(309)
Interest accrued on short and long-term restricted cash	(1,326)	(896)	(490)
Interest on held to maturity marketable securities	(2,102)	-	-
Exchange rate differences on long-term loans	766	705	(973)
Exchange rate differences on loans to employees	(250)	(223)	213
Capital loss from disposal of property and equipment	167	57	315
Deferred income taxes	(891)	(1,131)	(473)

Decrease (increase) in trade receivables, net	(14,037)	4,120	(2,440)
Decrease (increase) in other assets (including short-term, long-term
and deferred charges)	28,529	(6,258)	6,711
Increase in inventories	(207)	(11,846)	(5,188)
Increase (decrease) in trade payables	4,619	(3,000)	2,941
Decrease in accrued expenses	(1,455)	(1,049)	(4,652)
Decrease in advances from customer, held by trustees, net	(7,914)	(11,430)	(10,388)
Increase (decrease) in other accounts payable and other long-term
liabilities, mainly deferred revenues	(24,232)	33,259	3,112

Net cash provided by operating activities	22,775	37,824	3,290

Cash flows from investing activities:
Purchase of property and equipment	(9,269)	(6,519)	(3,605)
Other investments	(223)	-	-
Purchase of held to maturity marketable securities	(73,791)	-	-
Proceeds from held to maturity marketable securities	30,315	-	-
Return on investment	-	-	388
Disposal of subsidiary consolidated in previous periods (a)	-	-	(181)
Disposal of subsidiary consolidated in previous periods	-	137	397
Investment in short-term bank deposits	-	-	(3,301)
Proceeds from short-term bank deposits	-	3,300	-
Proceeds from sale of property and equipment	33	1,577	34
Loans to employees - net	946	284	(3,606)
Investment in restricted cash (including long-term)	(6,196)	(5,191)	(13,759)
Proceeds from restricted cash (including long-term)	4,259	16,263	13,007
Investment in restricted cash held by trustees	-	(3,520)	(3,305)
Proceeds from restricted cash held by trustees	90	1,987	13,078
Investment in other assets	-	(6)	(40)

Net cash provided by (used in) investing activities	$(53,836)	$8,312	$(893)

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2007	2006	2005

Cash flows from financing activities:
Exercise of options, net	$4,571	$3,634	$1,218
Issuance of shares, net of issuance expenses	(324)	40,210	-
Short-term bank credit, net	4,623	(6,972)	4,013
Proceeds from long-term loans	1,000	-	-
Repayments of long-term loans	(6,563)	(8,703)	(7,823)
Repayments of long-term convertible loan	-	-	(1,000)

Net cash provided by (used in) financing activities	3,307	28,169	(3,592)

Effect of exchange rate changes on cash and cash equivalents	1,016	311	353

Increase (decrease) in cash and cash equivalents	(26,738)	74,616	(842)
Cash and cash equivalents at the beginning of the year	149,545	74,929	75,771

Cash and cash equivalents at the end of the year	$122,807	$149,545	$74,929

Supplementary cash flow activities:

(1) Cash paid during the year for:
Interest	$2,817	$7,769	$6,196

Income taxes	$1,898	$787	$6,491

(2) Non-cash transactions:

Conversion of long-term convertible loan from a related
party	$-	$68,111	$-

Classification between property and equipment and
inventories - net	$2,197	$8,823	$5,263

Purchase of property and equipment by assumption of loan	$-	$1,753	$-

Issuance expense payable	$-	$324	$-

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

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:	–	GENERAL

a.	Organization:

Gilat Satellite Networks Ltd. (the "Company" or "Gilat") and its subsidiaries (the "Group") is a global provider of Internet Protocol, or IP, based digital satellite communication and networking products and services. The Company designs, produces and markets VSATs, or very small aperture terminals, and related VSAT network equipment. VSATs are earth based terminals that transmit and receive broadband, Internet, voice, data and video via satellite. VSAT networks combine a large central earth station, called a hub, with multiple remote sites (ranging from tens to thousands of sites), which communicate via satellite.

The Company currently operates three complementary, vertically integrated business units:

—	Gilat Network Systems, ("GNS"), is a provider of VSAT-based networks and associated professional services, including turnkey and management services, to telecom operators worldwide.

—	Spacenet Inc. provides satellite network services to enterprises, small office/home office ("SOHOs") and residential customers in the U.S.

—	Spacenet Rural Communications, ("SRC"), provides telephony, Internet and data services primarily for rural communities in emerging markets in Latin America under projects that are subsidized by government entities.

Gilat was incorporated in Israel in 1987 and launched its first generation VSAT in 1989. For a description of principal markets and customers, see note 15.

b.	Impairment of long-lived assets and other charges:

In 2007, the Group recorded a provision for the impairment of its long lived assets and other charges in Colombia in the amount of $ 12,218 see also note 11.

c.	York Capital Management LP ("York"):

In July 2005, Bank Hapoalim, an Israeli bank, assigned its loan to the Company to York. The loan included the right to convert the aggregate amount of the loan plus accrued interest into the Company's ordinary shares. At that time, Bank Hapoalim also provided York with an option to purchase 1,000,809 of the Company's shares held by the bank at $ 6.30 per share for a period of two years. In addition, York was given a proxy to vote all 2,052,428 shares owned by Bank Hapoalim and an additional 1,250,000 shares owned by Mivtach Shamir Finance Ltd. until July 18, 2007. Following the above, York became a related party of the Company.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:	–	GENERAL (Cont.)

In December 2005, the Company revised the terms of the loan that was assigned by Bank Hapoalim to York. Under the amendment, York agreed to defer $ 19,350 of principal payments due and established a new payment schedule. In consideration, the Company agreed to reduce the exercise price of the warrant issuable to York (assigned by Bank Hapoalim) to $ 6.75 per share for the period ending September 30, 2006. In addition, during that period, the Company was granted the right to require the conversion of the outstanding loan from York at $ 6.75 per share under certain circumstances. Beginning October 1, 2006, the exercise price of the warrant was to revert to the original terms (see Note 10).

On September 27, 2006, York converted its entire loan and accrued interest into warrants and immediately exercised its option to convert the warrants into shares at $ 6.75 per share. This resulted in the issuance of approximately 10,600,000 of the Company's ordinary shares to York.

Based on Interpretation 1 of Opinion 26 and EITF No. 85-17, "Accrued Interest upon Conversion of Convertible Debt", the net carrying amount of the convertible debt and accrued interest unpaid, including the unamortized discount, in the total amount of $ 68,100 was credited to shareholders' equity upon conversion.

d.	Issuance of ordinary shares

In December, 2006, the Company consummated a public offering of 8,050,000 of its ordinary shares at a price of $8.50 per share. Of such shares, 5,016,667 ordinary shares were sold by the Company and the remaining shares were sold by York. See also Note 9.

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").

a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b.	Financial statements in U.S. dollars:

The majority of the revenues of the Company and certain of its subsidiaries are generated in U.S. dollars ("dollar") or linked to the dollar. In addition, a substantial portion of the Company's and certain of its subsidiaries' costs are incurred in dollars. The Company's management believes that the dollar is the primary currency of the economic environment in which the Company and certain of its subsidiaries operate. Thus, the functional and reporting currency of the Company and certain of its subsidiaries is the dollar.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with SFAS No. 52, “Foreign Currency Translation”. All transaction gains and losses of the remeasurement of monetary balance sheet items are reflected in the consolidated statements of operations as financial income or expenses, as appropriate.

The financial statements of foreign subsidiaries, whose functional currency has been determined to be their local currency, have been translated into dollars. Assets and liabilities have been translated using the exchange rates in effect at the balance sheet date. Statements of operations amounts have been translated using average rates, which approximates the prevailing exchange rate for each transaction. The resulting translation adjustments are reported as a component of shareholders’ equity in accumulated other comprehensive income (loss).

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

e.	Marketable securities:

The Company accounts for investments in marketable debt securities in accordance with Statement of Financial Accounting Standard No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No. 115”). Management determines the appropriate classification of its investments in debt and equity securities at the time of purchase and reevaluates such determinations at each balance sheet date.

As of December 31, 2007, the Company classifies all of its debt securities as held-to-maturity. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity and are stated at amortized cost. The cost of held-to-maturity securities is adjusted for amortization of accretion of discounts to maturity using the effective interest method. Interest is included in financial income, net. As of December 31, 2007, no impairment has been identified

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.	Short-term and long-term restricted cash:

Short-term restricted cash is primarily invested in certificates of deposit, which mature within one year. As of December 31, 2007, the vast majority of this amount is linked to the dollar. It is used as collateral for the lease of the Group’s offices, performance guarantees to customers and loans and bears weighted average interest of 5.43% and 5.02% in 2007 and 2006, respectively.

Long-term restricted cash is primarily invested in certificates of deposit, which mature in more than one year. As of December 31, 2007, the vast majority of the amount is linked to the dollar. It bears an annual weighted average interest rate of 4.46% and 4.94% as of December 31, 2007 and 2006, respectively. This long-term restricted cash is used as collateral for the lease of the Group’s offices, a sale and lease back transaction performance guarantees to customers and loans.

g.	Restricted cash held by trustees:

Short-term and long-term restricted cash held by trustees is primarily invested in certificates of deposits. As of year end, 92% of the total amount is linked to the dollar and 8% of the total amount is linked to the Colombian Peso. The amounts held by trustees bear interest at rates of 4.1% and 7%, respectively, and are released based upon performance milestones as stipulated in the Group’s agreements with the government of Colombia., which are currently under renegotiation. See also note 11.

h.	Inventories:

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items, excess inventories, discontinued products, new products introduction and for market prices lower than cost. Any write-off is recognized in the consolidated statement of operations as cost of revenues.

Cost is determined as follows:

Raw materials, parts and supplies – with the addition of allocable indirect manufacturing costs using the average cost method.

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

U.S. dollars in thousands

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

The Group’s investments in other companies are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable in accordance with APB 18. Any impairment loss is recognized in the consolidated statements of operations.

k.	Long-term trade receivables:

Long-term trade receivables from long-term payment agreements are recorded at estimated present values determined based on current rates of interest and reported at the net amounts in the accompanying consolidated financial statements. Imputed interest is recognized, using the effective interest method, as a component of financial income (expenses) in the statements of operations.

l.	Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets as follows:

Years

Buildings	50
Computers and electronic equipment	3 - 5
Office furniture and equipment	5 - 17
Vehicles	5 - 7
Leasehold improvements	Over the term of the lease or the useful life
of the improvements, whichever is shorter.

Equipment leased to others under operating leases is carried at cost less accumulated depreciation and depreciated using the straight-line method over the useful life of the assets.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

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

Deferred charges represent costs related to the deferred revenues. Such costs are recognized when the related revenues are recognized and are presented under other current assets for deferred charges that will be recognized within a year after the balance sheet date and under Intangible assets and deferred charges for deferred charges which will be recognized in more than one year after the balance sheet date.

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

In 2007, the Group recorded a provision for the impairment of its long lived assets in Colombia in the amount of $ 10,287. See also Note 11.

o.	Revenue recognition:

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

Revenues from product sales are recognized in accordance with SEC Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition” (“SAB No. 104”), when delivery has occurred, persuasive evidence of an agreement exists, the vendor’s fee is fixed or determinable, no further obligation exists and collectability is probable. When significant acceptance provisions are included in the arrangement revenues are deferred until the acceptance occur. Generally the Group does not grant rights of return. Service revenues are recognized ratably over the period of the contract or as services are performed, as applicable.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

Deferred revenues represent amounts received by the Company when the criteria for revenue recognition as described above are not met. In general, when deferred revenues are recognized as revenues, the associated deferred costs are also recognized as cost of sales.

p.	Shipping and advertising expenses:

Selling and marketing expenses include shipping expenses in the amounts of $ 2,400, $ 3,800 and $ 1,600 for the years ended December 31, 2007, 2006 and 2005, respectively.

Advertising costs are expensed as incurred. Advertising expenses for the years ended December 31, 2007, 2006 and 2005 amounted to $ 800, $ 600 and $ 600, respectively.

q.	Warranty costs:

Generally, the Company provides product warranties for periods between twelve to eighteen months at no extra charge. A provision is recorded for estimated warranty costs based on the Company’s experience. Warranty expenses for the years ended December 31, 2007, 2006 and 2005 were immaterial.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

r.	Research and development expenses:

Research and development expenses, net of grants received, are charged to expenses as incurred.

s.	Grants:

The Company received royalty-bearing grants and non-royalty-bearing grants from the Government of Israel, the Advanced Satellite Network Technologies (“ASNT”), SES Global S.A Satellite Networks Next Generation Technologies and from other funding sources, for approved research and development projects. These grants are recognized at the time the Company is entitled to such grants on the basis of the costs incurred or milestones achieved as provided by the relevant agreement and included as a deduction from research and development expenses.

Research and development grants deducted from research and development expenses amounted to $ 2,200, $ 2,000 and $ 3,000 in 2007, 2006 and 2005, respectively.

t.	Accounting for stock-based compensation:

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

SFAS 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated income statement. Prior to the adoption of SFAS 123(R), the Company accounted for equity-based awards to employees and directors using the intrinsic value method in accordance with APB 25 as allowed under Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation”(“SFAS 123”). See Note 9 for a further discussion on stock-based compensation.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

u.	Income taxes:

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

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 utilizes a two-step approach for evaluating tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) is only addressed if step one has been satisfied (i.e., the position is more-likely-than-not to be sustained) otherwise a full liability in respect of a tax position not meeting the more-than-likely-than-not criteria is recognized. Under step two, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis, that is more-likely-than-not to be realized upon ultimate settlement.

FIN 48 applies to all tax positions related to income taxes subject to FAS 109. This includes tax positions considered to be “routine” as well as those with a high degree of uncertainty. FIN 48 has expanded disclosure requirements, which include a tabular roll forward of the beginning and ending aggregate unrecognized tax benefits as well as specific detail related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit will significantly increase or decrease within twelve months (See also Note 12).

FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect of applying FIN 48 is reported as an adjustment to the opening balance of accumulated deficit. The adoption of FIN 48 resulted in an increase of the tax provision in the amount of $ 1,309 which was adjusted to the opening balance of the accumulated deficit.

v.	Concentrations of credit risks:

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits and held to maturity marketable securities, short-term and long-term restricted cash, short-term and long-term restricted cash held by trustees, trade receivables, short-term and long-term receivables relating to capital leases and long-term trade receivables.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

The Company’s marketable securities include investments in U.S. and Israeli government debentures. Management believes that those governments are financially sound and that the portfolios are well-diversified, and accordingly, minimal credit risk exists with respect to these marketable securities. Moreover, the Company’s investment policy, limits the amount the Company may invest in any one type of investment, thereby reducing credit risk concentration.

The Group also has restricted cash held by trustees, which is invested in U.S. dollar deposits and in Colombian Peso deposits with major banks in Colombia and in the U.S. As of December 31, 2007, restricted cash held by the trustees amounted to approximately $ 24,000. The Company is entitled to receive the restricted cash held by the trustee in stages based upon operational milestones. The cash held in trust is reflected in the Company’s balance sheet as “Restricted cash held by trustees”. If the Company does not meet certain milestones, or if the government of Colombia terminates the contracts unilaterally, the Company may be unable to receive this restricted cash. See also Note 11.

Trade receivables, short-term and long-term receivables relating to capital leases and long-term trade receivables of the Group are mainly derived from sales to major customers located in the U.S., Europe, Asia South America (mainly one customer in Peru in the amount of approximately $9,300, as of December 31, 2007) and Africa. The Group performs ongoing credit evaluations of its customers and obtains letters of credit and bank guarantees for certain receivables. An allowance for doubtful accounts is determined with respect to those amounts that the Group has determined to be doubtful of collection.

A significant portion of the Group’s restricted cash held by trustees, trade receivables and long-term trade receivables is from two countries in Latin America –Colombia and Peru. Any instability in the political or economic situation or otherwise in those countries, could have a significant adverse impact on the Company.

As of December 31, 2007, the Group has no significant off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements. In 2007 the Company entered into a hedging agreement in order to cover the currency exposure of the New Israeli Shekel on identifiable cash flow items. See also note 2(z).

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

w.	Employee related benefits:

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

Severance pay expenses for the years ended December 31, 2007, 2006 and 2005, amounted to approximately $ 2,500, $ 2,400 and $ 2,000, respectively.

401K profit sharing plans

The Company has a number of savings plans in the United States that qualify under Section 401(k) of the Internal Revenue Code. U.S employees may contribute up to 100% of their pretax salary, but not more than statutory limits. The Company contributes one dollar for each dollar a participant contributes in this plan, in an amount of up to 3% and in addition, it contributes fifty cents for each dollar a participant contributes in this plan, for an additional 3%. Matching contributions in 2007, 2006 and 2005 for all the plans were approximately $ 700 per year. Matching contributions are invested in proportion to each participant’s voluntary contributions in the investment options provided under the plan.

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

The fair value of the convertible subordinated notes, which was determined according to market value (on the over the counter market) quoted as of the most recent quote available multiplied by the number of instruments outstanding and the carrying amount of the Company’s convertible subordinated notes was $ 13,200 and $ 16,300 as of December 31, 2007, respectively and $ 12,100 and $ 16,300 as of December 31, 2006, respectively.

y.	Net earnings (loss) per share:

Basic net earnings (loss) per share are computed based on the weighted average number of ordinary shares outstanding during each period. Diluted net earnings (loss) per share are computed based on the weighted average number of ordinary shares outstanding during each period, plus dilutive potential ordinary shares considered outstanding during the period, in accordance with SFAS No. 128, “Earnings per Share”. The total weighted average number of shares related to the outstanding options and warrants excluded from the calculations of diluted net earnings (loss) per share, as they would have been anti-dilutive, was 272,803, 9,276,286 and 13,390,669 for the years ended December 31, 2007, 2006 and 2005, respectively.

The following table sets forth the computation of basic and diluted net earnings (loss) per share:

1.	Numerator:

	Year ended December 31,
	2007	2006	2005

Numerator for basic and diluted net earnings (loss)
per share -
Net income (loss) available to holders of
Ordinary Shares	$10,090	$10,487	$(3,716)

2.	Denominator (in thousands):

	Year ended December 31,
	2007	2006	2005

Denominator for basic net earnings (loss) per share -
Weighted average number of shares	39,141	25,799	22,440
Add-employee stock options and
convertible notes	2,435	1,721	-

Denominator for diluted net earnings (loss) per
share - adjusted weighted average shares
assuming exercise of options	41,576	27,520	22,440

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

z.	Derivatives and hedging activities:

Financial Accounting Standard Board Statement No. 133 “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”), as amended, requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value is immediately recognized in earnings. The Company uses derivatives to hedge certain cash flow foreign currency exposures in order to further reduce the Company’s exposure to foreign currency risks.

aa.	Impact of recently issued accounting pronouncements:

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (SFAS 157) which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements and, accordingly, does not require any new fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 for financial assets and liabilities, as well as for any other assets and liabilities that are carried at fair value on a recurring basis, and should be applied prospectively. The adoption of the provisions of SFAS 157 related to financial assets and liabilities and other assets and liabilities that are carried at fair value on a recurring basis is not anticipated to materially impact the Company’s consolidated financial position and results of operations. Subsequently, the FASB provided for a one-year deferral of the provisions of SFAS 157 for non-financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a non-recurring basis. The Company is currently evaluating the impact of adopting the provisions of SFAS 157 for non-financial assets and liabilities that are recognized or disclosed on a non-recurring basis.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans–An Amendment of FASB No. 87, 88, 106 and 132(R)" (“SFAS 158”). SFAS 158 requires that the funded status of defined benefit postretirement plans be recognized on the company’s balance sheet and changes in the funded status be reflected in comprehensive income, effective for fiscal years ending after December 15, 2006. SFAS 158 also requires companies to measure the funded status of the plan as of the date of their fiscal year end, effective for fiscal years ending after December 15, 2008. . The Company is currently evaluating the impact of adopting SFAS 158.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS 159). Under this Standard, the Company may elect to report financial instruments and certain other items at fair value on a contract-by-contract basis with changes in value reported in earnings. This election is irrevocable. SFAS 159 provides an opportunity to mitigate volatility in reported earnings that is caused by measuring hedged assets and liabilities that were previously required to use a different accounting method than the related hedging contracts when the complex provisions of SFAS 133 hedge accounting are not met. SFAS 159 is effective for years beginning after November 15, 2007. The Company’s management has determined that the adoption of SFAS 159 will not have a significant impact on its consolidated financial statements since it has not elected the fair value option for any of its existing assets or liabilities as of FAS 159 effective date.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (Revised 2007) (SFAS 141R), Business Combinations. SFAS 141R will change the accounting for business combinations. Under SFAS 141R, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS 141R will change the accounting treatment and disclosure for certain specific items in a business combination. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. As such, the adoption of SFAS 141R is not expected to have any effect on the Company’s consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS 160”). SFAS 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. This standard is effective for fiscal years beginning after December 15, 2008 and should be applied prospectively. However, the presentation and disclosure requirements of the statement shall be applied retrospectively for all periods presented. The Company is currently evaluating the impact of adopting SFAS 160.

On December 21, 2007 the SEC staff issued Staff Accounting Bulletin No. 110 (SAB 110), which, effective January 1, 2008, amends and replaces SAB 107, Share-Based Payment. SAB 110 expresses the views of the SEC staff regarding the use of a “simplified” method in developing an estimate of expected term of “plain vanilla” share options in accordance with FASB Statement No. 123(R), Share-Based Payment. Under the “simplified” method, the expected term is calculated as the midpoint between the vesting date and the end of the contractual term of the option.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The use of the “simplified” method, which was first described in Staff Accounting Bulletin No. 107, was scheduled to expire on December 31, 2007. SAB 110 extends the use of the “simplified” method for “plain vanilla” awards in certain situations. The SEC staff does not expect the “simplified” method to be used when sufficient information regarding exercise behavior, such as historical exercise data or exercise information from external sources, becomes available. The Company is currently evaluating the impact of SAB 110.

ab.	Reclassification: Certain 2006 and 2005 figures have been reclassified to conform to the 2007 presentation. The reclassification had no effect on previously reported net income, shareholders’ equity or cash flows.

NOTE 3:	–	MARKETABLE SECURITIES

The Company invests in marketable debt securities, which are classified as held-to-maturity investments and included as part of short-term bank deposits and held-to-maturity marketable securities balance. The following is a summary of marketable debt securities:

	December 31,
	2007				2006
	Amortized cost	Unrealized gain (losses)		Market value	Amortized cost	Unrealized gain (losses)		Market value

Held-to-maturity:

Israeli Government debentures	$4,260	*)	(3)	$4,257	$-	*)	-	$-
U.S. Government debentures	41,134	*)	195	41,329	-	*)	-	-

	45,394		192	45,586	-		-	-

*) Israeli and U.S Government debentures include accrued interest to be received in the amount of approximately $ 64 and $ 1,302 respectively. No unrealized losses in respect of these debentures.

NOTE 4:	–	INVENTORIES

a.	Inventories are comprised of the following:

	December 31,
	2007	2006

Raw materials, parts and supplies	$8,657	$6,947
Work in progress	4,250	2,595
Finished products	11,887	16,826

	$24,794	$26,368

b.	Inventory write-offs totaled $ 500, $ 1,200 and $ 600 in 2007, 2006 and 2005, respectively.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5:	–	PROPERTY AND EQUIPMENT, NET

a.	Composition of property and equipment, grouped by major classifications, is as follows:

	December 31,
	2007	2006

Cost:
Buildings and land	$92,114	$91,666
Computers and electronic equipment	82,307	78,754
Equipment leased to others	98,837	96,799
Office furniture and equipment	8,968	8,734
Vehicles	375	270
Leasehold improvements	5,806	4,302

	288,407	280,525
Accumulated depreciation and provision for impairment *)	183,160	159,159

Depreciated cost	$105,247	$121,366

*)	The accumulated depreciation of equipment leased to others as of December 31, 2007 and 2006 is $ 85,500 and $ 66,800, respectively.

b.	Depreciation expenses totaled $ 16,850, $ 19,800 and $ 17,700 in 2007, 2006 and 2005, respectively.

c.	In 2007, the Group recorded a provision for the impairment of its long lived assets in Colombia, see also Note 11.

d.	As for pledges and securities, see also Note 13f.

NOTE 6:	–	INTANGIBLE ASSETS AND DEFERRED CHARGES, NET

a.	Composition of intangible assets and deferred charges, grouped by major classifications, is as follows:

	Weighted average amortization	December 31,
		2007	2006
	years

Cost:
Identifiable intangible assets resulting from
acquisitions of a subsidiary	12.7	$22,599	$22,599
Customer acquisition costs	5	1,416	1,416
Other	5	1,293	1,662

		25,308	25,677
Accumulated amortization and provision for
impairment		21,448	20,587

Amortized cost		3,860	5,090

Deferred charges		911	3,797

		$4,771	$8,887

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6:	–	INTANGIBLE ASSETS AND DEFERRED CHARGES, NET (Cont.)

b.	Amortization expenses amounted to $ 870, $ 960 and $ 1,400 for the years ended December 31, 2007, 2006 and 2005, respectively.

c.	In 2007, the Group recorded a provision for the impairment of deferred charges in Colombia, see also Note 11.

d.	Estimated amortization expenses for the following years is as follows:

Year ending December 31,

2008	$662
2009	639
2010	639
2011	639
2012 and thereafter	1,281

$3,860

NOTE 7:	–	COMMITMENTS AND CONTINGENCIES

a.	On March 29, 2001, Spacenet Inc. completed a transaction for the sale and leaseback of its corporate headquarters building. The sale price of the property was approximately $ 31,500 net of certain fees and commissions. Concurrently with the sale, Spacenet Inc. entered into an operating leaseback contract for a period of fifteen years at an initial annual rent of approximately $ 3,500 plus escalation. The capital gain resulting from the sale and leaseback amounting to $ 5,600 was deferred and is being amortized over the fifteen year term of the lease. In accordance with the lease terms, Spacenet Inc. made a security deposit consisting of a $ 5,500 fully cash collateralized letter of credit for the benefit of the lessor. The lease is accounted for as an operating lease in accordance with Statement of Financial Accounting Standards No. 13, “Accounting for Leases” (“SFAS No. 13”).

b.	Lease commitments:

Minimum lease commitments of certain subsidiaries under non-cancelable operating lease agreements with respect to premises occupied by them, at rates in effect subsequent to December 31, 2007, are as follows:

Year ending December 31,	Gross commitments	Receivables from subleases	Net commitments

2008	$5,175	$1,319	$3,856
2009	4,567	1,347	3,220
2010	4,534	1,288	3,246
2011	4,670	1,069	3,601
2012	4,804	967	3,837
2013 and thereafter	16,605	648	15,957

	$40,355	$6,638	$33,717

Gross rent expenses and income from subleases were $ 6,493 and $ 1,169, respectively in 2007, $ 6,642 and $ 1,416, respectively in 2006, and $ 6,400 and $ 900, respectively in 2005.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:	–	COMMITMENTS AND CONTINGENCIES (Cont.)

Out of the above commitment, $ 570 is included as restructuring accrual in other accounts payable and other long-term liabilities as of December 31, 2007. Some of the Group’s lease agreements do not include renewal options.

c.	Commitments with respect to space segment services:

Future minimum payments due for space segment services mainly to SES Americom, (a related party until July 2005), subsequent to December 31, 2007, are as follows:

Year ending December 31,

2008	$23,913
2009	18,764
2010	12,892
2011	7,176
2012	4,198

$66,943

Space segment services expenses, mainly to SES Americom, totaled $ 23,970, $ 23,698 and $ 24,200 in 2007, 2006 and 2005, respectively.

d.	In 2007 and 2006, the Company’s primary material purchase commitments derived from inventory’s suppliers. The Company’s material inventory purchase commitments are based on purchase orders, or on outstanding agreements with some of our suppliers of inventory. As of December 31, 2007 and 2006, our major outstanding inventory purchase commitments amounted to $ 18.4 million and $ 9.5 million, respectively, all of which were orders placed or commitments made in the ordinary course of our business. As of December 31, 2007 and 2006, $ 13 and $4.4 million, respectively, of these orders and commitments, were from suppliers which can be considered sole or limited in number.

e.	Legal and tax contingencies :

1.	In September 2003, Nova Mobilcom S.A. (“Mobilcom”) filed a lawsuit against Gilat do Brasil, a wholly-owned subsidiary of the Company, for specific performance of a memorandum of understandings which provided for the sale of Gilat do Brazil, and specifically the GESAC project, a government education project awarded to Gilat do Brazil, to Mobilcom for an unspecified amount. The Company does not believe that this claim has any merit and is vigorously defending itself against the claims presented therein.

2.	In 2003, the Brazilian Tax Authority filed a claim against a subsidiary of Spacenet Inc. in Brazil, for alleged taxes due in the amount of approximately $ 4,000. The subsidiary received notice of an administrative ruling against it in this regard and has filed a petition challenging this ruling in the state courts of the State of Sao Paulo, Brazil. At present, due to interest rates and the exchange rate of the Brazilian Reias, the Company’s management believes that the maximum subsidiary’s exposure is the payment of taxes in an amount of approximately $ 8,200 The Company intends to contest the claim vigorously.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:	–	COMMITMENTS AND CONTINGENCIES (Cont.)

3.	The Company has certain tax exposures in some of the jurisdictions in which it conducts business. Specifically, in certain jurisdictions in the United States and in Latin America the Company is in the midst of different stages of audits and has received some tax assessments. The tax authorities in these and in other jurisdictions in which the Company operates as well as the Israeli Tax Authorities may raise additional claims, which might result in increased exposures and ultimately, payment of additional taxes.

4.	The Company has accrued approximately, $ 15,100 and $ 12,000 as of December 31, 2007 and 2006, respectively, for the expected implications of such legal and tax contingencies. These accruals are comprised of approximately $11,700 and $8,300 of tax related accruals as of December 31 2007 and 2006, respectively, and approximately $3,400 and $3,700 of legal and other accruals as of December 31, 2007 and 2006, respectively. The accruals related to tax contingencies have been assessed by the Company’s management based on the advice of outside legal and tax advisers. The total estimated exposure for the aforementioned tax related accruals is approximately $14,800 and $14,400 as of December 31, 2007 and 2006, respectively.

These tax accruals include various tax matters such as taxes on income, property taxes, sales and use tax and value added tax, that are in different stages of audits, for which tax assessments have been received, or various tax exposures in which the Company has assessed the exposure and determined that an accrual is necessary. The estimated exposure for these legal and other related accruals is approximately $11,100 and $12,200 as of December 31, 2007 and 2006, respectively. The accruals related to legal contingencies have been assessed by the Company’s management based on the advice of outside legal advisers and are comprised of matters for which legal proceedings have been initiated against the Company.

The exposures and provisions related to income taxes have been assessed and provided for in accordance with FIN 48. Liabilities related to legal proceedings, demands and claims and other taxes are recorded in accordance with SFAS 5, when it is probable that a liability has been incurred and the associated amount can be reasonably estimated. The Company’s management, based on its legal counsel opinion, believes that it had provided an adequate accrual to cover the costs to resolve the aforementioned legal proceedings, demands and claims.

f.	Pledges and securities – see Note 10a and 13f.

g.	Guarantees:

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

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:	–	COMMITMENTS AND CONTINGENCIES (Cont.)

At December 31, 2007, the aggregate amount of bank guarantees provided in order to secure the Group’s performance obligations is approximately $ 12,000, comprised mainly of performance guarantees provided on behalf of the Company’s subsidiary in Peru in an amount of approximately $ 7,700. The Group has restricted cash as collateral for these guarantees in an amount of approximately $ 1,200.

In addition, the Group has provided bank guarantees for certain leases throughout the world for an aggregate amount of approximately $ 5,700.

The Group has restricted cash as collateral for these guarantees in an amount of approximately $ 5,700. The Group also provided a few other guarantees amounted to approximately $1,200 as of December 31, 2007.

In accordance with FIN 45, paragraph 4, as the guarantees above are performance guarantees for the Company’s own performance, such guarantees are excluded from the scope of FIN 45. The Company has not recorded any liability for such amounts, since the Company expects that its performance will be acceptable. To date, no guarantees have ever been exercised against the Company.

NOTE 8:	–	HEDGING INSTRUMENTS

To protect against changes in value of forecasted foreign currency cash flows resulting from salaries and other payments that are denominated in NIS, the Company has entered into foreign currency forward contracts.

These contracts are designated as cash flows hedges, as defined by SFAS No. 133, as amended, and are all highly effective as hedges of these expenses.

During the year ended December 31, 2007, the Company recognized a net income of $ 791 related to the effective portion of its hedging instruments. The effective portion of the hedged instruments has been included as an offset of payroll expenses and other operating expenses in the statement of operations. The ineffective portion of the hedged instrument amounted to $ 140 and has been included in financial expenses.

As of December 31, 2007, the Company had no outstanding hedging instruments.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:	–	SHAREHOLDERS’ EQUITY

a.	Share capital:

1.	Ordinary shares confer upon their holders voting rights, the right to receive cash dividends and the right to share in excess assets upon liquidation of the Company.

2.	In September 2006, the Company issued 10,578,474 ordinary shares to York upon conversion of its long-term convertible note. See also Note 1c and 10d.

3.	In December, 2006, the Company consummated a public offering of 8,050,000 ordinary shares at a price of $8.50 per share. Of such shares, 5,016,667 ordinary shares were sold by the Company and the remaining shares were sold by a selling shareholder (York). Through this offering the Company raised a gross amount of $ 42,401. Issuance expenses amounted to approximately $ 2,755.

4.	During the years ended December 31, 2007, 2006 and 2005 790,563, 668,913 and 243,695 options respectively were exercised into the Company’s ordinary shares and the same number of the Company’s ordinary shares were issued.

b.	Stock Option Plans:

The Company adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard starting from January 1, 2006, the first day of the Company’s fiscal year 2006. Under that transition method, compensation cost recognized in the years ended December 31, 2007 and 2006, includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of Statement 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of Statement 123(R). Results for prior periods have not been restated.

The Company has three stock option plans, the 1995 and the 2003 Stock Option and Incentive Plans and the 2005 Stock Incentive Plan (“the plans”). The 1995 Plan was amended in 1997, 1998 and 1999, and expired although there are still options outstanding under this plan. Under the 2003 Plan, options may be granted to employees, officers, directors and consultants of the Company.

In 2005, the Company’s shareholders approved two increases in the number of options available for grant of the 2003 Plan for an aggregate of 4,635,000 shares to a total of 6,135,000 shares available for future grants. As of December 31, 2007, an aggregate of 642,407 ordinary shares of the Company are still available for future grants from the 2003 Stock Option Incentive Plan.

Options granted under the 1995 and 2003 Plans generally vest quarterly over two to four years. The options expire seven or ten years from the date of grant. Any options, which are forfeited or canceled before expiration, become available for future grants.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:	–	SHAREHOLDERS’ EQUITY (Cont.)

The exercise price per share under the 1995 Plan was not less than the market price of an ordinary share at the date of grant. The exercise price for the 2003 Plan is the higher of (i) $ 5.00 per share; and (ii) the market value of the shares as of the date of the option grant, unless otherwise provided in the stock option agreement.

In December 2005, the Company’s shareholders approved the adoption of a new plan, the 2005 Stock Incentive Plan with a number of options available for grant of 1,500,000 shares. This Plan is designed to enable the Company’s Board of Directors to determine various forms of incentives for all forms of service providers and, when necessary, adopt a sub-plan in order to grant specific incentives. Among the incentives that may be adopted are share options, performance share awards, performance share unit awards, restricted shares, restricted share unit awards and other share-based awards. As of December 31, 2007, the Company granted 50,000 performance based options under this Plan.

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

The fair value of the Company’s stock options granted to employees and directors for the years ended December 31, 2007, 2006 and 2005 was estimated using the following weighted average assumptions:

	Year ended December 31,
	2007	2006	2005

Risk free interest	4.5%	4.7%	4.2%
Dividend yields	0%	0%	0%
Volatility	45%	47%	48%
Expected term (in years)	6.1	5.4	5.5

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:	–	SHAREHOLDERS’ EQUITY (Cont.)

A summary of employee option activity under the Company’s Stock Option Plans as of December 31, 2007 and changes during the year ended December 31, 2007 are as follows:

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value (in thousands)

Outstanding at January 1, 2007	4,840,322	$8.8
Granted	90,500	$8.7
Exercised	(781,075)	$5.8
Expired	(3,373)	$465.0
Forfeited	(49,344)	$39.7

Outstanding at December 31, 2007	4,097,030	$8.6	7.6	$17,298

Exercisable at December 31, 2007	3,346,423	$9.0	7.6	$14,420

Vested and expected to vest at
December 31, 2007	3,941,878	$8.6	7.6	$16,731

A summary of the employee option activity under the Company's Stock Option Plans as of December 31, 2006 and 2005, and changes during the years ended on those dates, are as follow:

	Year ended December 31,
	2006		2005
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Options outstanding at the beginning of the year	5,159,835	$8.6	1,438,644	$17.1
Changes during the year:
Granted	312,000	$7.2	4,069,000	$6.0
Exercised	(521,851)	$5.6	(125,245)	$5.0
Expired	(499)	$346.3	(490)	$240.0
Forfeited and cancelled	(109,163)	$10.9	(222,074)	$17.3
Options outstanding at the end of
the year	4,840,322	$8.8	5,159,835	$8.6

Options exercisable at the end of
the year	3,514,823	$9.8	3,016,242	$10.5

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:	–	SHAREHOLDERS’ EQUITY (Cont.)

The weighted-average grant-date fair value of options granted during the years ended December 31, 2007 and 2006 was $ 4.3 and $ 3.55, respectively. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company’s closing stock price on the last trading day of the fourth quarter of fiscal 2007 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2007. This amount changes based on the fair market value of the Company’s stock. Total intrinsic value of options exercised for the year ended December 31, 2007 was approximately $ 3,200. As of December 31, 2007, there was approximately $ 1,200 of total unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Company’s stock option plans.

That cost is expected to be recognized over a weighted-average period of 1.2 years. Total grant-date fair value of vested options as of December 31, 2007 was approximately $ 15,600.

The options outstanding under the Company’s Stock Option Plans as of December 31, 2007, have been separated into ranges of exercise price as follows:

Ranges of exercise price	Options outstanding as of December 31, 2007	Weighted average remaining contractual life	Weighted average exercise price	Options exercisable as of December 31, 2007	Weighted average exercise price of exercisable options
		(Years)

$5 -7.5	3,742,175	7.7	$5.8	3,202,799	$5.8
$7.7-10.8	285,731	7.4	$8.2	74,541	$8.1
$42.4 -79	60,773	4.0	$77.5	60,737	$77.5
$240.4 -2,730	8,351	1.9	$749.2	8,346	$749.1

	4,097,030	7.6	$8.6	3,346,423	$9.0

The following table illustrates the effect on the net income (loss) and net earnings (loss) per share, assuming that the Company had applied the fair value recognition provision of SFAS 123 on its stock-based employee compensation:

Year ended December 31, 2005

Net loss as reported	$(3,716)

Add: stock-based employee compensation expenses included
in reported net loss - intrinsic value	120
Deduct: total stock-based employee compensation expense
determined under fair value based method	(6,964)

Pro forma net loss	$(10,560)

Basic net loss per share as reported	$(0.17)

Diluted net loss per share as reported	$(0.17)

Pro forma basic loss per share	$(0.47)

Pro forma diluted loss per share	$(0.47)

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:	–	SHAREHOLDERS’ EQUITY (Cont.)

c.	In 2005, the Company recruited new management and as part of their recruitment package, an aggregate of 2,445,000 options were granted under the 2003 Stock Plan. At the same time, other executives were granted options for an aggregate of 490,000 shares under the 2003 Stock Plan.

d.	In August 2005, the Company’s shareholders approved the accelerated vesting of all of the options granted to non-employee directors in an aggregate amount of 90,330 options. The compensation expense in connection with the accelerated vesting was approximately $ 26.

e.	In 2003, the Company granted 150,000 stock options to its former Chairman of the Board of Directors, who was considered at that time a related party, in accordance with the terms of his consultancy agreement. The exercise price is $ 5.00 per share. The Company accounted for these options under the fair value method of SFAS No. 123 and EITF No. 96-18. The fair value of these options was estimated using a Black-Scholes option-pricing valuation model with the following weighted-average assumptions for 2005, 2004 and 2003: risk-free interest rates of 3%, dividend yields of 0%, volatility factor of the expected market price of the Company’s ordinary shares of 84%, and a weighted-average expected life of the options of three and a half years. Changes in the fair value of the options prior to completion of performance are reflected as an adjustment to the expense to be included in future periods over the vesting period. In 2005, 2004 and 2003, the Company recorded compensation expenses of $ 17, $ 207 and $ 233, respectively which are included in selling, marketing, general and administrative expenses. All options shall expire over a period ending in July 2008.

g.	Dividends:

1.	In the event that cash dividends are declared by the Company, such dividends will be declared and paid in Israeli currency. Under current Israeli regulations, any cash dividend in Israeli currency paid in respect of ordinary shares purchased by non-residents of Israel with non-Israeli currency, may be freely repatriated in such non-Israeli currency, at the exchange rate prevailing at the time of repatriation.

2.	Pursuant to the terms of a credit line from a bank (see also Note 13), the Company is restricted from paying cash dividends to its shareholders without initial approval from the bank.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:	–	RESTRUCTURING OF DEBTS

a.	In 2003, the Company issued the 4.00% Convertible Subordinated Note due to 2012. The Company pays interest on its 4.00% Convertible Subordinated Note semi-annually in arrears on April 1 and October 1 of each year, beginning on April 1, 2005. The Company is committed to pay $ 400 of the principal amount of the notes on each of April 1 and October 1, in both 2010 and 2011, and the remaining principal amount at maturity. The notes are convertible at the option of the holder into the Company’s Ordinary shares at a conversion price of $ 17.4 per Ordinary share at any time before close of business on October 1, 2012, unless the notes have been converted pursuant to a mandatory conversion clause as defined in the 4.00% Convertible Subordinated Note. Commencing January 1, 2005, the Company may, at its option, require the conversion right to be exercised under certain circumstances set forth in the indenture. The collateral for the notes is a second priority security interest consisting of a floating charge on all of the Company’s assets and a pledge of all on the shares of Spacenet Inc., a wholly owned subsidiary of the Company.

The interest of the holders of the notes in the collateral is subordinated to the security interest granted for the benefit of lending banks. As of December 31, 2007 and 2006, the outstanding amount of the notes is $ 16,300 and $ 16,300, respectively.

The balance of the notes results from debt restructurings that occurred in 2003. The debt restructurings were accounted for as troubled debt restructuring on the basis of combination of types of restructuring and on the basis of modification of terms pursuant to Statement of the Financial Accounting Standard No. 15 “Accounting by Debtors and Creditors for Troubled Debt Restructurings” (“SFAS 15”), Emerging Issues Task Force No. 02-4 “Debtor’s Accounting for a Modification or an Exchange of Debt Instruments in Accordance with FASB Statement No. 15, Accounting by Debtors and Creditors for (“EITF 02-4”) and SFAS No. 145, “Rescission of SFAS No. 4, 44 and 64, Amendment of SFAS No. 13, and Technical Corrections”. Accordingly, the Company recognized a gain in 2003. As part of the accounting for the troubled debt restructurings, the Company accrued to the balance of the notes the remaining future interest payable until maturity, presented as a separate line item in the balance sheet. Therefore, at each reporting date the liabilities include both principal and all future remaining interest payments. Consequently, though the Company pays periodical interest payments, the statement of operations does not reflect the costs of such interest payments.

b.	In April 2004, the Company further revised the terms of its loan from Bank Hapoalim, to which it owed a principal debt amount of $ 71,400. The new loan terms reduced the principal installments due on July 1, 2005 and January 1, 2006 from $ 4,463 to $ 1,000 and $ 1,500, respectively, with the remainder due for payment in 2012. Other principal payments of $ 4,463 due semi-annually thereafter remained unchanged and the last installment of $ 15,300 is due on July 2, 2012. In addition, the interest rate on the loan was also revised.

In consideration for the Bank Hapoalim agreement to amend the interest rates, defer principal payments and modify certain covenants, the bank was entitled to convert the loan owed by the Company to Bank Hapoalim into Ordinary shares of the Company.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:	–	RESTRUCTURING OF DEBTS (Cont.)

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

c.	In July 2005, Bank Hapoalim assigned its loan to the Company to York. Following the assignment, York is considered a related party. At that time of the assignment, certain board members of the Company resigned and were replaced by new board members. In addition, the Company’s CEO and Chairman of the Board of Directors resigned and a co-founder of the Company rejoined the Company as President and Chief Executive Officer.

d.	In December 2005, the Company and York further revised the terms of the loan. The new loan terms deferred $ 19,350 in principal payments due in installments from January 5, 2006 through January 1, 2008. The new payment schedule provided that: (i) no principal payments be due in 2006, 2007 or January 2008 (with those payments being deferred until July 2012) (ii) approximately $ 4,500 was to be paid on July 1, 2008; (iii) approximately $ 9,000 was to be paid in semi-annual installments on January 1 and July 1 of 2009, 2010 and 2011; (iv) approximately $ 4,500 was to be paid on January 1, 2012; and (v) approximately $ 34,500 was to be paid on July 1, 2012. In addition, the amendment modified the terms of the conversion option until September 30, 2006. The amendment lowered and set the conversion price to $ 6.75 per share until September 30, 2006. In addition, during this period, the Company was granted the right to require the conversion of the outstanding loan from York at the same exercise price in the event that the closing share price of the Company’s Ordinary shares as published by NASDAQ over twenty consecutive trading days will exceed $ 9, provided that the aggregate trading volume during this period is a minimum of 1,700,000 Ordinary shares. Beginning October 1, 2006, the conversion price reverts to the original price.

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

e.	In September 2006, York converted the loan into the Company’s Ordinary shares.

Based on Interpretation 1 of Opinion 26 and EITF No. 85-17, “Accrued Interest upon Conversion of Convertible Debt”, the net carrying amount of the convertible debt and accrued interest unpaid, including the unamortized discount, in the total amount of $ 68,100 was credited to shareholders’ equity upon conversion. See also Note 1c.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:	–	IMPAIRMENT OF LONG-LIVED AND OTHER ASSETS

The Group’s long-lived assets are reviewed for impairment in accordance with Statements of Financial Accounting Standards No. 144, “Accounting for the impairment or disposal of long lived assets” (“SFAS 144”) whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Most of the activity of Spacenet Rural in Colombia consists of operating subsidized projects for the government (the “Compartel Projects”). In accordance with these projects, the Colombian government has transferred approximately $70,000 to trust accounts. The money is released from the trusts based on a schedule of payments and meeting certain operational milestones. As of December 31, 2007, approximately $51,000 has been released from the trusts to the Company. As of December 31, 2007, short-term and long-term restricted cash held by trustees’ accounts amounted to approximately $24,000 out of which 15,300 is due and not yet being released from the trusts as certain operational milestones imposed have not been fully met. The Colombian government and the Company have agreed to renegotiate certain terms of the contracts, including the operational milestones going forward, so that they better reflect the current telecom and business environment in Colombia. In order to guarantee the Company’s performance under the Compartel projects, the Company secured insurance from a local insurance company in Colombia. The Company has provided the insurance company with various corporate guarantees up to approximately $50,000 in order to secure the Company’s performance.

In accordance with the guidelines of SFAS 144, “Accounting for the impairment or disposal of long lived assets”, in 2007, the Company compared the carrying amount of its long lived network assets group to the future undiscounted cash flows expected to be generated by those assets. Since the undiscounted cash flow expected to be generated by those assets were less than the long lived networks assets group carrying amount, the Company determined the fair value of its long lived networks assets group and concluded that the carrying amount of its long lived network assets group in Colombia exceeded their fair value and recorded an impairment in an amount of $12,218.

The Company ensured that the accumulated revenues recognized from the Compartel Projects will not exceed the accumulated amounts already released from the trust.

Assets impaired during 2007 as of the above analysis consist as follows:

Year ended December 31, 2007

Property and equipment	$10,287
Other assets	1,931

$12,218

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:	–	TAXES ON INCOME

a.	In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FAS 109. This interpretation prescribes a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition of tax positions, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 requires significant judgment in determining what constitutes an individual tax position as well as assessing the outcome of each tax position. Changes in judgment as to recognition or measurement of tax positions can materially affect the estimate of the effective tax rate and consequently, affect the operating results of the Company.

The Company adopted the provisions of FIN 48 as of January 1, 2007. As a result of the implementation of FIN 48, the Company recognized a $ 1,309 increase in liability for unrecognized tax positions which was accounted with a corresponding increase to the January 1, 2007 balance of accumulated deficit. As of January 1, 2007, liabilities for unrecognized tax positions in accordance with FIN 48 amounted to $ 5,435.

Interest associated with uncertain tax position is classified as financial expenses in the financial statements and penalties as general and administrative expenses. The Company’s policy for interest and penalties related to income tax exposures was not impacted as a result of the adoption of the recognition and measurement provisions of FIN 48.

A reconciliation of the beginning and ending amount of unrecognized tax positions is as follows:

Unrecognized tax benefits

Balance at January 1, 2007	$5,435
Additions based on tax positions related to the current year	370
Additions of exchange rate, penalties and interest related to unrecognized tax liabilities from previous years	1,018

Balance at December 31, 2007	$6,823

The Company and its subsidiaries file income tax returns in Israel and in other jurisdictions of its subsidiaries. As of December 31, 2007, the tax returns of the Company and its main subsidiaries are open to examination by the Israeli and other tax authorities for the tax years 2002 through 2007.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:	–	TAXES ON INCOME (Cont.)

b.	The Company:

1.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959:

The Company has been granted an “Approved Enterprise” status, under the Law, for nine investment programs in the alternative program, by the Israeli Government . In addition, the Company has elected 2005 as the Year of Election for a new Beneficiary Enterprise

Since the Company is a “foreign investors’ company”, as defined by the above-mentioned law, it is entitled to a ten-year period of benefits, for enterprises approved after April 1993. The main tax benefits from the said status are a tax exemption for two to four years and a reduced tax rate (based on the percentage of foreign shareholding in each tax year) on income from all of its “Approved Enterprises”and “Beneficiary Enterprise”, for the remainder of the benefit period. These tax benefits are subject to a limitation of the earlier of 12 years from commencement of operations, or 14 years from receipt of approval. The period of benefits for the first eight programs has expired and the management do not expect substantial benefits from the ninth program, which benefits will expire in 2009.

The Company is entitled to claim accelerated depreciation with respect to equipment used by “Approved Enterprises” and Beneficiary Enterprise during the first five tax years of the operations of these assets.

The entitlement to the above mentioned benefits are contingent upon the compliance with the conditions under the Law, regulations published there under and the conditions set out in certificates of approval (for an Approved Enterprises). Should the Company fail to meet such requirements, income attributable to its Approved Enterprise programs could be subject to the statutory Israeli corporate tax rate and the Company could be required to refund a portion of the tax benefits already received, with respect to such programs, in whole or in part, with the addition of linkage differences to the Israeli Consumer Price Index (“CPI”) and interest.

On April 1, 2005, an amendment to the Law came into effect (the “Amendment”) and has significantly changed the provisions of the Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as an “Approved Enterprise”, such as provisions generally requiring that at least 25% of the “Approved Enterprise”, income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Law so that companies no longer require Investment Center approval in order to qualify for tax benefits Rather, a company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set out by the Amendment. A company is also granted a right to approach the Israeli Tax Authorities for a pre-ruling regarding their eligibility for benefits under the Amendment.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:	–	TAXES ON INCOME (Cont.)

Tax benefits are available under the Amendment to production facilities (or other eligible facilities), which are generally required to derive more than 25% of the Company’s business income from export. In order to receive the tax benefits, the Amendment states that a company must make an investment in the Beneficiary Enterprise exceeding a minimum amount specified in the law. Such investment may be made over a period of no more than three years ending at the end of the year in which the company requested to have the tax benefits apply to the Beneficiary Enterprise (“the Year of Election”). Where a company requests to have the tax benefits apply to an expansion of existing facilities, then only the expansion will be considered a Beneficiary Enterprise, and the company’s effective tax rate will be the result of a weighted combination of the applicable rates. In this case, the minimum investment required in order to qualify as a Beneficiary Enterprise is required to exceed a certain percentage of the company’s production assets before the expansion. The duration of tax benefits is subject to a limitation of the earlier of 7-10 years from the Commencement Year, or 12 years from the first day of the Year of Election. The period of benefits of the Beneficiary Enterprise will expire in 2017.

However, the Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the Law as they were on the date of such approval. Therefore, the Company’s existing “Approved Enterprises” programs will generally not be subject to the provisions of the Amendment. As a result of the Amendment, tax-exempt income generated under the provisions of the new law, will subject the Company to taxes upon distribution or liquidation and the Company may be required in the future to record deferred tax liability with respect to such tax-exempt income. As of December 31, 2007, the Company did not generate income under the provisions of the new law.

The Company does not expect to pay any cash dividend. In the event of distribution of dividends from the above mentioned tax exempt income, the amount distributed would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative program of benefits (depending on the level of foreign investment in the Company), currently between 10% to 25% for an “Approved Enterprise” and Beneficiary Enterprise.

Income from sources other than an “Approved Enterprise” during the benefit period is subject to tax at the regular corporate tax rate. In June 2004 and in July 2005, the “Knesset” (Israel’s parliament) adopted amendments to the Income Tax Ordinance (No.140 and Temporary Provision), 2004 and (No.147), 2005 respectively, which determine, among other things, that the corporate tax rate is to be gradually reduced as follows: 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter. Until December 31, 2003, the corporate tax rate was 36%.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:	–	TAXES ON INCOME (Cont.)

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

Under this law, results for tax purposes are measured and reflected in terms of earnings in NIS. As explained in Note 2b, the financial statements are measured in U.S. dollars. The annual changes in the NIS causes a further difference between taxable income and the income before taxes shown in the financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on the difference between the cost of assets and liabilities in the reporting currency and their tax base.

c.	Non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed according to the tax laws in their respective domiciles of residence. The Company has not made any provisions relating to undistributed earnings of the Company’s foreign subsidiaries since the Company has no current plans to distribute such earnings. If earnings are distributed to Israel in the form of dividends or otherwise, the Company may be subject to additional Israeli income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes. It is not practicable to determine the amount of the unrecognized deferred tax liability for temporary differences related to investments in foreign subsidiaries.

d.	Carryforward tax losses and credits:

As of December 31, 2007, the Company had operating loss carry forwards for Israeli income tax purposes of approximately $ 45,000, which may be offset indefinitely against future taxable income indefinitely.

Carryforward tax losses in the U.S. subsidiaries amount to approximately $231,000. Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the “change in ownership” provisions of Internal Revenue Code of 1986 and similar state provisions. The annual limitations may result in the expiration of net operating loss before utilization. In the U.S, carryforward tax losses can be utilized within 20 years. See also Note 16.

In addition the Group has carryforward tax losses relating to other subsidiaries of approximately $10,000.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:	–	TAXES ON INCOME (Cont.)

e.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Groups’ deferred tax liabilities and assets are as follows:

		December 31,
		2007	2006

1.	Provided in respect of the following:
	Carryforward tax losses	$95,056	$95,931
	Temporary differences relating to property and
	equipment	25,054	23,251
	Other	11,639	15,427

	Gross deferred tax assets	131,749	134,609
	Valuation allowance	(124,223)	(126,954)

	Net deferred tax assets	7,526	7,655

	Gross deferred tax liabilities
	Temporary differences relating to property and
	equipment	(4,018)	(4,256)
	Other	(2,827)	(3,576)

		(6,845)	(7,832)

	Net deferred tax assets (liabilities)	$681	$(177)

	Domestic	$-	$-
	Foreign	681	(177)

		$681	$(177)

2.	Deferred taxes are included in the consolidated
	balance sheets, as follows:

	Current assets	$703	$-
	Current liabilities	(22)	(113)
	Non-current liabilities		(64)

		$681	$(177)

3.	As of December 31, 2007, the Group decreased the valuation allowance by approximately $ 2,731, resulting from changes in other temporary differences and in carry forward tax losses. Management currently believes that it is more likely than not that the deferred tax regarding the loss carry forwards and other temporary differences for which valuation allowance was provided will not be realized in the foreseeable future.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:	–	TAXES ON INCOME (Cont.)

f.	Reconciling items between the statutory tax rate of the Company and the effective tax rate:

	Year ended December 31,
	2007	2006	2005

Income (loss) before taxes, as reported in the
consolidated statements of operations	$11,053	$12,844	$(990)

Statutory tax rate	29%	31%	34%

Theoretical tax expenses (benefit) on the above
amount at the Israeli statutory tax rate	$3,205	$3,982	$(337)
Currency differences	2,070	(1,392)	1,834
Tax adjustment in respect of different tax rates
and "Approved Enterprise" status (1)	(2,821)	(3,981)	1,538
Changes in valuation allowance	(2,731)	1,849	(8,387)
Forfeiture of carry forward tax losses	-	-	4,762
Taxes paid in respect of prior years	62	898	2,546
Stock compensation relating to options per SFAS 123(R)	301	1,141	-
Nondeductible expenses and other permanent
differences	877	(140)	1,170

	$963	$2,357	$3,126

(1) Per share amounts (basic) of the tax
benefit results from the exemption	$(0.04)	$(0.08)	$0.07

Per share amounts (diluted) of the tax
benefit results from the exemption	$(0.03)	$(0.07)	$0.07

g.	Taxes on income included in the consolidated statements of operations:

	Year ended December 31,
	2007	2006	2005

Current tax expense	$1,854	$3,488	$3,599

Deferred income taxes	(891)	(1,131)	(473)

	$963	$2,357	$3,126

Domestic	$414	$684	$1,549
Foreign	549	1,673	1,577

	$963	$2,357	$3,126

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:	–	TAXES ON INCOME (Cont.)

h.	Income (loss) before taxes on income from continuing operations:

	Year ended December 31,
	2007	2006	2005

Domestic	$37,653	$21,628	$9,111
Foreign	(26,600)	(8,784)	(10,101)

	$11,053	$12,844	$(990)

NOTE 13:	–	SUPPLEMENTARY BALANCE SHEET INFORMATION

a.	Other current assets:

	December 31,
	2007	2006

Receivables in respect of capital leases (see c below)	$3,360	$6,157
VAT receivables	2,099	5,854
Prepaid expenses	4,004	6,535
Deferred charges	5,882	16,921
Tax receivables	1,373	1,178
Employees	2,925	203
Income receivable	1,375	686
Other	3,730	2,894

	$24,748	$40,428

b.	Long-term trade receivables, receivables in respect of capital leases and other receivables:

	December 31,
	2007	2006

Long-term receivables in respect of capital leases
(see c below)	$3,000	$5,558
Long-term trade receivables *)	5,036	8,291
Other receivables	1,134	5,392

	$9,170	$19,241

*)	Long term trade receivables are scheduled to be received by 2009.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:	–	SUPPLEMENTARY BALANCE SHEET INFORMATION (Cont.)

c.	Receivables in respect of capital and operating leases:

The Group’s contracts with customers contain long-term commitments, for remaining periods ranging from one to five years, to provide network services, equipment, installation and maintenance.

The aggregate minimum future payments to be received by the Group under these contracts as of December 31, 2007, are as follows (including unearned interest income in the amount of $ 500):

Year ending December 31,	Capital lease	Operating lease	Total

2008	$3,399	$4,934	$8,332
2009	1,510	4,289	5,799
2010	1,204	4,463	5,667
2011	671	1,257	1,928
2012	71	521	592

	$6,855	$15,464	$22,318

The net investments in capital lease receivables as of December 31, 2007, are $ 6,360. Total revenues from capital and operating leases amounted to $ 10,815, $ 7,966 and $ 5,700 in the years ended December 31, 2007, 2006 and 2005, respectively.

d.	Short-term bank credit:

The following is classified by currency and interest rates:

	Weighted average interest rate
	December 31,		December 31,
	2007	2006	2007	2006
	%		U.S. dollars in thousands

In Dollars	6.50	6.50	$5,500	$1,200
In other currencies	13.50	-	323	-

Total			$5,823	$1,200

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:	–	SUPPLEMENTARY BALANCE SHEET INFORMATION (Cont.)

e.	Other current liabilities:

	December 31,
	2007	2006

Deferred revenue	$17,963	$39,382
Payroll and related employees accruals	12,994	10,807
Government authorities	14,821	10,777
Advances from customers	5,096	4,393
Provision for vacation pay	4,379	3,876
Other	3,433	2,893

	$58,686	$72,129

f.	Long-term loans:

		Interest rate for			December 31,
		2007	2006		2007	2006
	Linkage	%	%	Maturity

Restructured loans (a.i):
Loan from Bank Leumi
(a.ii)(a.iii)	U.S.dollar	LIBOR +1.4%	LIBOR +1.6%	2008-2011	$16,000	$20,000
Other long-term loans (b)	U.S.dollar	5%	5%	2008	11	1,829

					16,011	21,829

Other loans:
Loans from a bank (c)	Euro	6.3%	6.3%	2008-2021	7,047	6,665
Other long-term loans	U.S.dollar			2007	-	309
	U.S.dollar		5%	2007	-	52
	U.S.dollar	6.5%		2008	1,000	-

					8,047	7,026

					24,058	28,855
Less - current maturities					5,354	6,537

					$18,704	$22,318

(a)	i.	In March 2003, the Company concluded a restructuring process reaching an agreement with the banks and other creditors, which revised the loan terms

ii.	In addition to existing security interests in their favor, the Company granted the banks, a first priority security interest consisting of a floating charge on all of the Company’s assets and a pledge on Spacenet Inc. shares owned by the Company. The Company granted a second priority security interest in the same collateral to the holders of the new notes.

iii.	The Company granted the lender a first priority security interest of approximately $ 16,000 in its facilities in Israel.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:	–	SUPPLEMENTARY BALANCE SHEET INFORMATION (Cont.)

(b)	A Dutch subsidiary of the Company entered into a mortgage and loan agreement with a German bank. The amount of the mortgage as of December 31, 2007, is collateralized by the subsidiary’s facilities in Germany.

(c)	In order to secure credit lines provided by the Banks, the Company granted the Banks a floating charge on its facilities. As of December 31, 2007, the Company used approximately $ 11,400 of those credit lines.

g.	Long-term debt maturities for loans after December 31, 2007, are as follows:

Year ending December 31,

2008	$5,354
2009	4,365
2010	4,389
2011	4,414
2012 and thereafter	5,536

$24,058

Interest expenses on the long-term loans amounted to $ 1,700, $ 5,400 and $ 6,600 for the years ended December 31, 2007, 2006 and 2005, respectively.

h.	As for the convertible subordinated notes, see note 10.

i.	Other long-term liabilities:

	December 31,
	2007	2006

Deferred revenue	$6,753	$14,246
Space segment	1,704	2,795
Restructuring charges (mainly termination of lease
commitments)	1,323	1,889
Other	3,191	2,355

	$12,971	$21,285

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:	–	SELECTED STATEMENTS OF OPERATIONS DATA

a.	Research and development expenses, net:

	Year ended December 31,
	2007	2006	2005

Total cost	$17,270	$15,687	$16,944
Less:
Royalty bearing grants	-	-	1,633
Non-royalty bearing grants	2,240	2,045	1,317

	$15,030	$13,642	$13,994

b.	Allowance for doubtful accounts:

	Year ended December 31,
	2007	2006	2005

Balance at beginning of year	$12,709	$12,311	$14,506
Increase during the year	1,338	850	422
Write-off of bad debts	(9,519)	(452)	(2,617)

Balance at the end of year	$4,528	$12,709	$12,311

c.	Financial expenses, net:

	Year ended December 31,
	2007	2006	2005

Income:
Interest on cash equivalents, bank deposits,
restricted cash and accretion on discounts
of held to maturity marketable securities	$8,639	$5,648	$3,058
Interest with respect to capital lease	1,288	1,895	2,890
Other (mainly foreign exchange gains)	1,556	951	778

	11,483	8,494	6,726

Expenses:
Interest with respect to short-term bank
credit and trade payables and other	1,574	1,433	1,303
Interest with respect to long-term loans	1,698	5,398	6,551
Interest with respect to capital lease	-	-	56
Accretion of discount related to the York
loan	-	504	-
Other	2,213	1,901	1,493

	5,485	9,236	9,403

	$5,998	$(742)	$(2,677)

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15:	–	CUSTOMERS, GEOGRAPHIC AND SEGMENTS INFORMATION

The Group applies SFAS No. 131, “Disclosures About Segments of an Enterprise and Related Information” (“SFAS No. 131”).

a.	Revenues by geographic areas:

Following is a summary of revenues by geographic areas. Revenues are attributed to geographic areas, based on the location of the end customers, and in accordance with FAS 131:

	Year ended December 31,
	2007	2006	2005

United States	$95,803	$94,016	$86,488
South America and Central America	76,073	79,557	61,974
Asia	39,614	38,160	36,915
Europe *)	36,342	18,346	10,822
Africa	34,787	18,631	13,196

	$282,619	$248,710	$209,395

*) Including revenues from related parties as
follows:
Satlynx	$-	$-	$1,621

b.	During 2007, 2006 and 2005, the Company did not have any single customer or country generating revenues exceeding 10% of the Company’s total revenues.

c.	The Group’s long-lived assets are located as follows:

	December 31,
	2007	2006

Israel	$75,945	$76,912
Latin America	9,242	26,843
United States	16,884	18,524
Europe	7,452	7,542
Other	495	432

	$110,018	$130,253

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15:	–	CUSTOMERS, GEOGRAPHIC AND SEGMENTS INFORMATION (Cont.)

d.	Information on operating segments:

Operating Segments:

1)	General:

In December 2004, the Company’s Board of Directors approved a re-organization of its business under two separate reportable business segments effective January 1, 2005. During the year ended December 31, 2004, the Company operated under a single reportable business segment. During the third quarter of 2005, the Company further refined its segment reporting by dividing the Spacenet segment into two segments, and the Company’s 2005 financial statements reflect operation under three business units: (i) Gilat Network Systems, a provider of VSAT-based networks and associated professional services, including turnkey and management services, to telecom operators worldwide.; (ii) Spacenet Inc., which provides satellite network services to enterprises, small office/home office, or SOHOs, and residential customers in the United States; and (iii) Spacenet Rural Communications, which provides telephony, Internet and data services primarily for rural communities in emerging markets in Latin America under projects that are subsidized by government entities. The following provides proforma information about the Company’s business during 2005, as if its business had operated under the new business segments.

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

Gilat Network Systems (“GNS”): GNS focuses on sales of solutions to operators by provision of its proprietary standard VSAT technology and hybrid solutions. The business of GNS reflects the generation of revenue from sales of the Company’s satellite-based networking equipment, professional services and applications. The charges to customers for satellite networking products, applications or professional services vary with the number of sites, the location of sites, installation services required and the types of technologies and protocols employed.

Spacenet Inc.: Spacenet Inc.‘s business consists of business activity as an operator of communications networks for the provision of telephony, data and Internet services to its customers, primarily in the Americas. The charges to customers for networking services vary with the type of operations provided, the length of the contract, the amount of satellite capacity and the types of technologies and protocols employed.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15:	–	CUSTOMERS, GEOGRAPHIC AND SEGMENTS INFORMATION (Cont.)

Spacenet Rural Communications: The business of Spacenet Rural Communications is comprised of several government-sponsored rural projects for telephony and/or internet and data connectivity. To date, this business segment has satellite-based rural telephony and internet access solutions in remote areas in Latin America.

2)	Information on the reportable segments:

a)	The measurement of the reportable operating segments is based on the same accounting principles applied in these financial statements.

b)	When reported by segment, the results of Spacenet Inc. and Spacenet Rural Communication are presented based upon intercompany transfer prices. The consolidation line reflects the intercompany profits that have been realized in order to adjust the transfer price to the Company’s cost.

c)	Financial data relating to reportable operating segments:

	Year ended December 31, 2007
	Spacenet Inc	Spacenet Rural	GNS	Consolidation	Total

Revenues:
External revenues	$95,370	$34,190	$153,059	$-	$282,619
Internal revenues			18,360	(18,360)	-

	$95,370	$34,190	$171,419	$(18,360)	$282,619

Financial income
(expenses), net	$47	$(186)	$6,137	$-	$5,998

Income (loss) before
taxes on income	$(7,866)	$(18,286)	$36,743	$462	$11,053

Taxes on income	$-	$365	$598	$-	$963

	Year ended December 31, 2006
	Spacenet Inc	Spacenet Rural	GNS	Consolidation	Total

Revenues:
External revenues	$93,623	$38,870	$116,217	$-	$248,710
Internal revenues			19,791	(19,791)	-

	$93,623	$38,870	$136,008	$(19,791)	$248,710

Financial income
(expenses), net	$1,213	$742	$(2,697)	$-	$(742)

Income (loss) before
taxes on income	$(3,237)	$1,472	$11,424	$3,185	$12,844

Taxes on income	$3	$183	$2,171	$-	$2,357

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:	–	CUSTOMERS, GEOGRAPHIC AND SEGMENTS INFORMATION (Cont.)

	Year ended December 31, 2005
	Spacenet Inc	Spacenet Rural	GNS	Consolidation	Total

Revenues:
External revenues	$86,196	$40,557	$82,642	$-	$209,395
Internal revenues	-	-	15,611	(15,611)	-

	$86,196	$40,557	$98,253	$(15,611)	$209,395

Financial income
(expenses), net	$1,481	$(338)	$(3,820)	$-	$(2,677)

Income (loss) before
taxes on income	$(8,726)	$(482)	$1,680	$6,538	$(990)

Taxes on income	$4	$1,856	$1,266	$-	$3,126

NOTE 16:	–	SUBSEQUENT EVENTS – UNAUDITED

On March 31, 2008 the Company announced the signing of an Agreement and Plan of Merger to be acquired for an aggregate value of $475,000 in an all cash transaction by a consortium of private equity. Under the terms of the agreement, the Company’s shareholders will receive $11.40 per share in cash at closing. There is no financing condition to the obligations of the buyers to consummate the transaction. The Company’s Board of Directors approved the agreement and recommended that its shareholders vote in favor of the transaction. The closing of the transaction is subject to shareholder approval, certain regulatory approvals and other customary closing conditions. It is currently anticipated that the transaction will be consummated by September 2008. Upon the closing of the transaction, the Company’s Ordinary shares would no longer be traded on NASDAQ or the Tel Aviv Stock Exchange. Carryforward tax losses in the U.S. subsidiaries may be subject to substantial limitations, see Note 12d.

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