Form 20-F
period 2008-12-31
GILAT SATELLITE NETWORKS LTD
filed 2009-04-07
CIK 897322

As filed with the Securities and Exchange Commission on April 7, 2009

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

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

Rachel Prishkolnik, +972-3- 9293020 (phone), +972-3-9252945 (fax)
Gilat House, 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva, 49130 Israel
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

40,103,662 Ordinary Shares, NIS 0.20 par value per share.

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

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark the basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒	U.S. Gaap

☐	International Financial Reporting Standards as issued by the International Accounting Standards Board

☐	Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement the registrant has elected to follow.

Indicate by check mark which financial statement item the Registrant elected to follow:

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

This report on Form 20-F is being incorporated by reference into our Registration Statements on Form S-8 (Registration Nos. 333-132649, 333-123410, 333-113932, 333-08826, 333-10092, 333-12466 and 333-12988).

- ii -

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

        We have a large installed customer base and have shipped more than 750,000 VSAT units to customers in over 85 countries on six continents since 1989. We have 16 sales and service offices worldwide and two call centers to support our customers. Our products are primarily sold to communication service providers and operators that use VSATs to serve enterprise, government and residential users. Also, in the U.S. and certain countries in Latin America, we provide services directly to end-users in various market segments.

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

        The name “Gilat®” and the names “Connexstar™,” “SkyAbis™,” “SkyEdge™,” “Spacenet™,” and “StarBand™" appearing in this annual report on Form 20-F are trademarks of our company and its subsidiaries. See Item 4: “Information on the Company.” Other trademarks appearing in this annual report on Form 20-F are owned by their respective holders.

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

        Our consolidated financial statements appearing in this annual report are prepared in U.S. dollars and in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. All references in this annual report to “dollars” or “$” are to U.S. dollars and all references in this annual report to “NIS” are to New Israeli Shekels. The representative exchange rate between the NIS and the dollar as published by the Bank of Israel on April 6, 2009 was NIS 4.125 per $1.00.

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

- iii -

- iv -

PART I

ITEM 1:	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

        Not Applicable.

ITEM 2:	OFFER STATISTICS AND EXPECTED TIMETABLE

        Not Applicable.

ITEM 3:	KEY INFORMATION

A.	Selected Consolidated Financial Data

        The selected consolidated statement of operations data set forth below for the years ended December 31, 2008, 2007 and 2006, and the selected consolidated balance sheet data as of December 31, 2008 and 2007 are derived from our audited consolidated financial statements that are included elsewhere in this Report. These financial statements have been prepared in accordance with U.S. generally accepted accounting principles or U.S. GAAP. The selected consolidated statement of operations data set forth below for the years ended December 31, 2005 and 2004 and the selected consolidated balance sheet data as of December 31, 2006, 2005 and 2004 are derived from our audited consolidated financial statements that are not included in this Annual Report filed on Form 20F.

        The selected consolidated financial data set forth below should be read in conjunction with Item 5: “Operating and Financial Review and Prospects” and the Consolidated Financial Statements and Notes thereto included in Item 18 in this annual report on Form 20-F for the year ended December 31, 2008.

	Year ended December 31.
	2008	2007	2006	2005	2004
	U.S. Dollars in thousands

Statement of Operations Data:
Revenues:
Products	$150,351	$156,798	$126,093	$88,705	$100,122
Services	117,175	125,821	122,617	120,690	141,376

	267,526	282,619	248,710	209,395	241,498

Cost of revenues:
Products	80,424	82,822	66,363	42,896	50,703
Services	101,150	97,952	91,982	90,323	113,692

	181,574	180,774	158,345	133,219	164,395

Gross profit	85,952	101,845	90,365	76,176	77,103
Operating expenses:
Research and development expenses,
net	16,942	15,030	13,642	13,994	13,879
Selling and marketing expenses	35,783	38,374	36,475	31,329	33,282
General and administrative expenses	29,819	31,052	26,800	29,465	36,364
Impairment of long lived assets
and other charges	5,020	12,218	-	-	2,161

Operating income (loss)	(1,612)	5,171	13,448	1,388	(8,583)
Financial income (expenses), net.	1,300	5,998	(742)	(2,677)	(266)
Expenses related to aborted merger
transaction	(2,350)		-	-	-
Other income (expense)	2,983	(116)	138	299	(274)

Income (loss) before taxes on income	321	11,053	12,844	(990)	(9,123)
Taxes on income	1,445	963	2,357	3,126	4,429

Income (loss) after taxes on income	(1,124)	10,090	10,487	(4,116)	(13,552)
Equity in earnings (losses) of
affiliated companies		-	-	400	1,242
Minority interest in losses of a
subsidiary		-	-	-	164

Income (loss) before cumulative
effect of a change in an
accounting principle	(1,124)	10,090	10,487	(3,716)	(12,146)
Gain (loss) from cumulative effect
of a change in an accounting
principle		-	-	-	611

Net income (loss)	(1,124)	$10,090	$10,487	$(3,716)	$(11,535)

Earnings (loss) per share before
cumulative effect of a change in
an accounting principle
Basic	(0.03)	$0.26	$0.41	$(0.17)	$(0.55)

Diluted	(0.03)	$0.24	$0.38	$(0.17)	$(0.55)

Basic and diluted net earnings
(loss) per share from cumulative
effect of a change in an
accounting principle		-	-	-	$0.03

Net earnings (loss) per share:
Basic	(0.03)	$0.26	$0.41	$(0.17)	$(0.52)

Diluted	(0.03)	$0.24	$0.38	$(0.17)	$(0.52)

Weighted average number of shares
used in computing net earnings
(loss) per share:
Basic	39,901	39,141	25,799	22,440	22,242

Diluted	39,901	41,576	27,520	22,440	22,242

	As of December 31,
	2008	2007	2006	2005	2004
	U.S. dollars in thousands

Balance Sheet Data:
Working capital	$152,806	$151,367	$120,634	$70,207	$67,750
Total assets	410,639	430,102	440,214	372,977	391,094
Short-term bank credit and current
maturities of long-term debt	10,846	11,177	7,737	15,884	13,028
Convertible subordinated notes	16,315	16,315	16,333	16,333	16,171
Other long-term liabilities	45,414	61,130	74,253	156,490	179,453
Shareholders' equity	$230,224	$227,810	$212,059	$85,498	$81,421

B	Capitalization and Indebtedness

        Not applicable.

C.	Reasons for the Offer and Use of Proceeds

        Not applicable.

D.	Risk Factors

Investing in our ordinary shares involves a high degree of risk and uncertainty. You should carefully consider the risks and uncertainties described below before investing in our ordinary shares. If any of the following risks actually occurs, our business, prospects, financial condition and results of operations could be harmed. In that case, the value of our ordinary shares could decline, and you could lose all or part of your investment.

Risks Relating to Our Business

        We have incurred major losses in past years and may not sustain profitable operations in the future.

        We had a net loss of approximately $1.1 million in 2008, compared to a net income of approximately $ 10.1 million in 2007 and approximately $ 10.5 million in 2006 and we have an accumulated deficit of $635 million. We cannot assure you that we can operate profitably in the future. If we do not regain profitability, the viability of our company will be in question and our share price could further decline.

        If commercial satellite communications markets fail to grow, our business could be materially harmed.

        A number of the commercial markets for our products and services in the satellite communications area, including our broadband products, have emerged in recent years. Because these markets are relatively new, it is difficult to predict the rate at which these markets will grow, if at all. If the markets for commercial satellite communications products fail to grow our business could be materially harmed. Conversely, growth in these markets could results in satellite capacity limitations which in turn could materially harm our business and impair the value of our shares. Specifically, we derive virtually all of our revenues from sales of VSAT communications networks and provision of services related to these networks. A significant decline in this market or the replacement of VSAT technology by an alternative technology could materially harm our business and impair the value of our shares.

        Trends and factors affecting the telecommunications industry are beyond our control and may result in reduced demand and pricing pressure on our products.

        We operate in the telecommunication industry and are influenced by trends of the telecommunications industry, which are beyond our control and may affect our operations. These trends include:

—	adverse changes in the public and private equity and debt markets and our ability, as well as the ability of our customers and suppliers, to obtain financing or to fund working capital and capital expenditures;

—	adverse changes in the credit ratings of our customers and suppliers;

—	adverse changes in the market conditions in our industry and the specific markets for our products;

—	access to, and the actual size and timing of, capital expenditures by our customers;

—	inventory practices, including the timing of product and service deployment, of our customers;

—	the amount of network capacity and the network capacity utilization rates of our customers, and the amount of sharing and/or acquisition of new and/or existing network capacity by our customers;

—	the overall trend toward industry consolidation and rationalization among our customers, competitors, and suppliers;

—	increased price reductions by our direct competitors and by competing technologies including, for example, the introduction of Ka-band satellite systems by our direct competitors which could significantly drive down market prices or limit the availability of satellite capacity for use with our VSAT systems;

—	conditions in the broader market for communications products, including data networking products and computerized information access equipment and services;

—	governmental regulation or intervention affecting communications or data networking;

—	monetary stability in the countries where we operate; and

—	the effects of war and acts of terrorism, such as disruptions in general global economic activity, changes in logistics and security arrangements, and reduced customer demand for our products and services.

        These trends and factors may reduce the demand for our products and services or require us to increase our research and development expenses and may harm our financial results.

        Continuing unfavorable global economic conditions could have a material adverse effect on our business, operating results and financial condition

        The recent crisis in the financial and credit markets has led to a global economic slowdown, with economies worldwide showing significant signs of weakness. If the economies in any part of the world continue to be weak or weaken further, our customers may reduce or postpone their spending significantly. This could result in reductions in sales of our products or services, longer sales cycles, slower adoption of new technologies and increased price competition. In addition, weakness in the end-user market could negatively affect the cash flow of our customers who could, in turn, delay paying their obligations to us or ask us for vendor financing. This could increase our credit risk exposure and cause delays in our recognition of revenues on future sales to these customers. Specific economic trends, such as declines in the demand for telecommunications products and services, the tightening of credit markets, or weakness in corporate spending, could have a direct impact on our business. Any of these events would likely harm our business, operating results and financial condition. If global economic and market conditions do not improve, or continue to deteriorate, it may have a material adverse effect on our business, operating results and financial condition.

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

        In November 2002, we were awarded two large projects by the Colombian government, including the installation and operation of approximately 550 telecenters to provide Internet connectivity and telephony services in cities and towns throughout Colombia and a second network of approximately 3,300 sites with public rural satellite telephony. The original total value of the contracts was approximately $72 million and the remaining value of the contracts, which are being held in restricted cash, is approximately $24.0 million as of December 31, 2008. As of December 31, 2008, we signed new agreements for the provision of services under these contracts which include the upgrade of technology, primarily in existing sites, requiring additional capital expenditure by us. While we expect that most of the $24 million held in restricted cash will be released during 2009, with the remaining amount to be released in 2010, we cannot make any assurances that we will be able to comply with the newly negotiated indicators and agreement terms. In addition, any early unilateral termination by the Colombian government could have a significant adverse impact on our operating results. Moreover, in the event that we do not generate new substantial business in Colombia during 2009 or 2010, our operations in Colombia will most likely generate losses in 2010.

        If we are unable to develop, introduce and market new innovative products, applications and services on a cost-effective and timely basis, our business could be adversely affected.

        The network communications market, to which our products and services are targeted, is characterized by rapid technological changes, new product introductions and evolving industry standards. If we fail to stay abreast of significant technological changes, our existing products and technology could be rendered obsolete. Historically, we have enhanced the applications of our existing products to meet the technological changes and industry standards. Our success is dependent upon our ability to continue to develop new innovative products, applications and services and meet developing market needs.

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

        The average selling prices of wireless communications products historically decline over product life cycles. In particular, we expect the average selling prices of our products to decline as a result of competitive pricing pressures and customers who negotiate discounts based on large unit volumes. In some markets, such as in the US, our competitors have launched Ka-band satellites and another has announced plans to launch a Ka-band satellite. These actions may affect our competitiveness due to the relative lower cost of Ka-band space segment per user. We also expect that competition in this industry will continue to increase. To offset these price decreases, we intend to rely primarily on obtaining yield improvements and corresponding cost reductions in the manufacturing process of existing products, on the introduction of new products with advanced features and on offering turnkey end-to-end solutions to communications operators that are higher up in the value chain. However, we cannot assure you that we will be able to obtain any yield improvements or cost reductions, introduce any new products in the future or reach the higher value chain to which we strive to sell. To the extent that we do not meet any or all of these goals, it could materially harm our business and impair the value of our shares.

        If we lose existing contracts and orders for our products are not renewed, our ability to generate revenues will be harmed.

        A significant part of our business in 2008 was generated from recurring customers, and, as a result, the termination or non-renewal of our contracts could have a material adverse effect on our business, financial condition and operating results. Some of our existing contracts could be terminated due to any of the following reasons, among others:

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

        If we are not able to gain new customers and retain our present customer base, our revenues will decline significantly. In addition, if Spacenet has a higher than anticipated subscriber churn, or if Spacenet Rural does not win new government related contracts, as was the case in 2008, this could materially adversely affect our financial position.

        We are dependent upon a limited number of suppliers for key components to build our hubs and VSATs, and may be significantly harmed if we are unable to obtain the hardware necessary for our hubs and VSATs on favorable terms or on a timely basis.

        Several of the components required to build our VSATs and hubs are manufactured by a limited number of suppliers. We have not experienced any difficulties with our suppliers with respect to availability of components. However, we cannot assure you of the continuous availability of key components or our ability to forecast our component requirements sufficiently in advance. Our research and development and operations groups are continuously working with our suppliers and subcontractors to obtain components for our products on favorable terms in order to reduce the overall price of our products. If we are unable to obtain the necessary volume of components at sufficiently favorable terms or prices, we may be unable to produce our products at favorable terms or prices. As a result, sales of our products may be lower than expected, which could have a material adverse effect on our business, financial condition and operating results. Our suppliers are not always able to meet our requested lead times. If we are unable to satisfy customers’ needs, we could lose their business.

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

        We operate in a highly competitive network communications industry. We may be unsuccessful in competing effectively against competitors who have substantially greater financial resources.

        We operate in a highly competitive industry of network communications, both in the sales of our products and our services. As a result of the rapid technological changes that characterize our industry, we face intense worldwide competition to capitalize on new opportunities, to introduce new products and to obtain proprietary and standard technologies that are perceived by the market as being superior to those of our competitors. Some of our competitors have greater financial resources, providing them with greater research and development and marketing capabilities. Our competitors may also be more experienced in obtaining regulatory approvals for their products and services and in marketing them. Our relative position in the network communications industry may place us at a disadvantage in responding to our competitors’ pricing strategies, technological advances and other initiatives. Our principal competitors in the supply of VSAT networks are Hughes Network Systems, LLC, or HNS, ViaSat Inc., and iDirect Technologies. Most of our competitors have developed or adopted different technology standards for their VSAT products.

        In addition, the launch of the SpaceWAY3 satellite by HNS, which enables HNS to offer a vertically integrated solution to its customers, as well as the announcement concerning ViaSat Inc.‘s intention to launch its own satellite (ViaSat-1), may change the competitive environment in which we operate and could have an adverse effect on our business.

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

        In Peru and Colombia, where we primarily operate public rural telecom services we typically encounter competition on government subsidized bids from various service providers, system integrators and consortiums. Some of these competitors offer solutions based on VSAT technology and some on alternate technologies (typically cellular, wireless local loop or WiMAX). As operators that offer terrestrial or cellular networks expand their reach to certain SRC regions, they compete with our VSAT solutions. In addition, as competing technologies such as cellular telephones become available in areas where not previously available in rural communities of Peru and Colombia, our business can be adversely affected.

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

        We sell and distribute our products and provide our services internationally, particularly in the U.S., Latin America, Asia, Africa and Europe. A component of our strategy is to continue to expand into new international markets. Our operations can be limited or disrupted by various factors known to affect international trade. These factors include the following:

—	imposition of governmental controls, regulations and taxation which might include a government’s decision to raise import tariffs or license fees in countries in which we do business;

—	government regulations that may prevent us from choosing our business partners or restrict our activities. For example, a particular Latin American country may decide that high-speed data networks used to provide access to the Internet should be made available generally to Internet service providers and may require us to provide our wholesale service to any Internet service provider that request it, including entities that compete with us. If we become subject to any additional obligations such as these, we would be forced to comply with potentially costly requirements and limitations on our business activities, which could result in a substantial reduction in our revenue;

—	tax exposures in various jurisdictions relating to our activities throughout the world;

—	political and/or economic instability in countries in which we do or desire to do business. For example, economic instability in Brazil has led to volatility of the value of the Brazilian Reals. Such unexpected changes have had an adverse affect on the gross margin of our projects in Brazil. We also face similar risks from potential or current political and economic instability as well as volatility of foreign currencies in countries such as Colombia, Russia, Kazakhstan, Angola, and India.

—	trade restrictions and changes in tariffs which could lead to an increase in costs associated with doing business in foreign countries;

—	difficulties in staffing and managing foreign operations that might mandate employing staff in the U.S. and Israel to manage foreign operations. This change could have an adverse effect on the profitability of certain projects;

—	longer payment cycles and difficulties in collecting accounts receivable;

—	seasonal reductions in business activities;

—	foreign exchange risks due to fluctuations in local currencies relative to the dollar; and

—	relevant zoning ordinances that may restrict the installation of satellite antennas and might also reduce market demand for our service. Additionally, authorities may increase regulation regarding the potential radiation hazard posed by transmitting earth station satellite antennas’ emissions of radio frequency energy that may negatively impact our business plan and revenues.

        Any decline in commercial business in any country may have an adverse effect on our business as these trends often lead to a decline in technology purchases or upgrades by private companies. We expect that in difficult economic periods, such as the current recession, countries in which we do business will find it more difficult to raise financing from investors for the further development of the telecommunications industry, and private companies will find it more difficult to finance the purchase or upgrade of our technology. Any such changes could adversely affect our business in these and other countries.

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

        In the past year, we have seen longer sales cycles, primarily in the emerging markets. If this trend continues and is exacerbated, it could have an adverse effect on our ability to achieve profitability.

        Our operating results may vary significantly from quarter to quarter and these quarterly variations in operating results, as well as other factors, may contribute to the volatility of the market price of our shares.

        Our operating results have and may continue to vary significantly from quarter to quarter. The causes of fluctuations include, among other things:

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

        The quarterly variation of our operating results, may, in turn, create volatility in the market price for our shares. Other factors that may contribute to wide fluctuations in our market price, many of which are beyond our control, include, but are not limited to:

—	economic instability;

—	announcements of technological innovations;

—	customer orders or new products or contracts;

—	competitors' positions in the market;

—	changes in financial estimates by securities analysts;

—	conditions and trends in the VSAT and other technology industries;

—	our earnings releases and the earnings releases of our competitors; and

—	the general state of the securities markets (with particular emphasis on the technology and Israeli sectors thereof).

        In addition to the volatility of the market price of our shares, the stock market in general and the market for technology companies in particular have been highly volatile and at times thinly traded. Investors may not be able to resell their shares during and following periods of volatility.

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

        We may engage in acquisitions that could harm our business, results of operations and financial condition, and dilute our shareholders’ equity.

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

        If U.S. tax authorities were to treat us as a "passive foreign investment company", that could have an adverse consequences on U.S. holders.

        Holders of our ordinary shares who are United States residents face income tax risks. There is a risk that we will be treated as a “passive foreign investment company.” Our treatment as a passive foreign investment company could result in a reduction in the after-tax return to the holders of our ordinary shares and would likely cause a reduction in the value of such shares. A foreign corporation will be treated as a passive foreign investment company for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income,” or (2) at least 50% of the average value of the corporation’s gross assets produce, or are held for the production of, such types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” Those holders of shares in a passive foreign investment company who are citizens or residents of the United States or domestic entities would alternatively be subject to a special adverse U.S. federal income tax regime with respect to the income derived by the passive foreign investment company, the distributions they receive from the passive foreign investment company and the gain, if any, they derive from the sale or other disposition of their shares in the passive foreign investment company. In particular, any dividends paid by us would not be treated as “qualified dividend income” eligible for preferential tax rates in the hands of non-corporate U.S. shareholders.

        The concentration of our ordinary share ownership may limit our shareholders’ ability to influence corporate matters.

        As of March 31, 2009, York Capital Management, or York, and entities affiliated with them beneficially own or vote approximately 20% of our outstanding ordinary shares. As a result, York may have a substantial influence over all matters that require approval by our shareholders, including the election of directors and approval of significant corporate transactions. As a result, corporate actions might be taken even if other shareholders oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company that other shareholders may view as beneficial.

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

        A request for a class action lawsuit has been filed against us and the results, if admitted as a formal class action in the District Court of Jerusalem, could have an adverse effect on our business.

        In October 2008, a lawsuit and a motion for its approval as a class action proceeding was filed in the District Court of Jerusalem by eight individuals and Israeli companies against us, claiming damages based on the amounts the shareholders would have been paid had the aborted merger agreement with the consortium of investors closed.

        We have filed a response and request to dismiss the motion which is pending. We believe that the allegations against us and certain of our current and former officers and directors are without merit and intend to contest them vigorously. However, these legal proceedings are in the preliminary stages and we cannot predict their outcome. The litigation process is inherently uncertain. If we are not successful in defending these legal proceedings, we could incur substantial monetary judgments or penalties in excess of available insurance coverage or result in damage to our reputation, and whether or not we are successful, the proceedings could result in substantial costs and may occupy a significant amount of time and attention of our senior management.

Risks Related To Regulatory Matters

        We have historically relied, and in the future intend to rely, upon tax benefits from the State of Israel to reduce our taxable income. The termination or reduction of these tax benefits would significantly increase our costs and could have a material adverse effect on our financial condition and results of operations.

        Under the Israeli Law for Encouragement of Capital Investments, 1959 (Investment Law), portions of our Israeli facility qualify as “Approved Enterprises.” As a result, we have been eligible for tax benefits for the first several years in which we generated taxable income from such “Approved Enterprise.” Our historical operating results reflect substantial tax benefits, including tax exemptions and decreased tax rates up to December 31, 2000. In 2001, 2002 and 2003, we had substantial losses for tax purposes and a decrease in revenues and therefore could not realize any tax benefits since then due to current and/or carry forward losses. On April 1, 2005, an amendment to the Investment Law, or the Amendment, came into effect, and has significantly changed the provisions of the Investment Law and the criteria for new investments qualified to receive tax benefits. The Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require approval of the Investment Center of the Ministry of Industry, Commerce and Labor of the State of Israel, or the Investment Center, in order to qualify for tax benefits. The Amendment will be applied to new approved enterprises, and there is no assurance that we will, in the future, be eligible to receive additional tax benefits under this law. Our financial condition and results of operations could suffer if the Israeli government terminated or reduced the current tax benefits available to us.

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

        Your rights and responsibilities as a shareholder are governed by Israeli law and differ in some respects from those under Delaware law.

        Because we are an Israeli company, the rights and responsibilities of our shareholders are governed by our articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in a Delaware corporation. In particular, a shareholder of an Israeli company has a duty to act in good faith towards the company and other shareholders and to refrain from abusing his, her or its power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters. Israeli law provides that these duties are applicable to shareholder votes on, among other things, amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and interested party transactions requiring shareholder approval. In addition, a shareholder who knows that it possesses the power to determine the outcome of a shareholders’ vote or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness towards the company. However, Israeli law does not define the substance of this duty of fairness. Because Israeli corporate law has undergone extensive revisions in recent years, there is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

        As a foreign private issuer whose shares are listed on the NASDAQ Global Market, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements, which may not afford shareholders with the same protections that shareholders of domestic companies have.

        As a foreign private issuer whose shares are listed on the NASDAQ Global Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Marketplace Rules. A foreign private issuer that elects to follow a home country practice instead of such requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. As an Israeli company listed on the NASDAQ Global Market, we expect to follow home country practice with regard to, among other things, composition of the board of directors, director nomination procedure, compensation of officers, distribution of annual reports to shareholders and quorum at shareholders’ meetings. In addition, we expect to follow Israeli law instead of the NASDAQ Marketplace Rules that require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity-based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company.

        We may fail to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, which could have an adverse effect on our financial results and the market price of our ordinary shares.

        The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors. Our efforts to comply with the requirements of Section 404, which started in connection with our 2006 Annual Report on Form 20-F, have resulted in increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of resources. Section 404 of the Sarbanes-Oxley Act requires us to provide (i) management’s annual review and evaluation of our internal control over financial reporting and (ii) a statement by management that its independent registered public accounting firm has issued an attestation report on our internal control over financial reporting, in connection with the filing of the Annual Report on Form 20-F for each fiscal year. The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation to meet the detailed standards under the rules. During the course of its testing, our management may identify material weaknesses or significant deficiencies, which may not be remedied prior to the deadline imposed by the Sarbanes-Oxley Act. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting. Failure to maintain effective internal controls over financial reporting could result in investigation or sanctions by regulatory authorities, and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

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

        There has been an increase in unrest and terrorist activity in Israel, which began in September 2000 and which has continued with varying levels of severity through 2008. The future effect of this deterioration and violence on the Israeli economy and our operations is unclear. The election of representatives of the Hamas movement to a majority of seats in the Palestinian Legislative Council in January 2006 resulted in an escalation in violence among Israel, the Palestinian Authority and other groups. In July 2006, extensive hostilities began along Israel’s northern border with Lebanon and to a lesser extent in the Gaza Strip. In January 2009, Israel attacked Hamas strongholds in the Gaza strip, in reaction to rockets that were fired from Gaza and which landed in Israel. Ongoing violence between Israel and the Palestinians as well as tension between Israel and the neighboring Syria and Lebanon may have a material adverse effect on our business, financial condition and results of operations.

        Furthermore, there are a number of countries, primarily in the Middle East, as well as Malaysia and Indonesia, that restrict business with Israel or Israeli companies, and we are precluded from marketing our products directly to these countries. Restrictive laws or policies directed towards Israel or Israeli businesses may have an adverse impact on our operations, our financial results or the expansion of our business.

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

        Most of our revenues are in dollars or are linked to the dollar, while a portion of our expenses, principally salaries and related personnel expenses, are in NIS. Therefore, our NIS related costs, as expressed in U.S. dollars, are influenced by the exchange rate between the U.S. dollar and the NIS. During 2008, the NIS appreciated against the U.S. dollar, which resulted in a significant increase in the U.S. dollar cost of our NIS expenses. We are also exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar or that the timing of this devaluation lags behind inflation in Israel. This would have the effect of increasing the dollar cost of our operations. In the past, the NIS has devalued against foreign currencies, generally reflecting inflation rate differentials. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation or appreciation of the NIS against the dollar. If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected.

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

        We have a large installed customer base and have shipped more than 750,000 VSAT units to customers in over 85 countries on six continents since 1989. We have 16 sales and service offices worldwide and two call centers to support our customers. Our products are primarily sold to communication service providers and operators that use VSATs to serve enterprise, government and residential users. Also, in the U.S. and certain countries in Latin America, we provide services directly to end users in various market segments.

        We currently operate three complementary, vertically-integrated business units:

        Gilat Network Systems, or GNS, is a provider of VSAT-based networks and associated professional services, including turnkey and management services, to telecom operators worldwide. According to the latest COMSYS VSAT Report, published in 2007 by Communications Systems Limited, or COMSYS (which refers to a market study from 2006), a leading satellite industry research firm, we are the second-largest manufacturer of VSATs, with a 23.5% market share of shipped VSATs and the leading provider to the international market (comprised of all countries other than the U.S. and Canada). We also provide industry specific solutions for cellular backhaul, business continuity and disaster recovery. In the year ended December 31, 2008, we derived approximately 51% of our revenues from GNS. GNS’s representative customers include Brazil Telecom, Optus in Australia, Bharti in India, ICE in Costa Rica, Nepal Telecom, Telkom in South Africa and Telefonica in Latin America.

        Spacenet Inc., or Spacenet, provides satellite and hybrid terrestrial network services to enterprise, government, small office/home office, or SOHO, and residential customers in the U.S. Spacenet provides three primary lines of service: custom networks, commercial grade service known as Connexstar, and StarBand service. According to the COMSYS report, we have a 19.5% market share of U.S. VSAT enterprise sites. In the year ended December 31, 2008, we derived approximately 40% of our revenues from Spacenet. Spacenet’s representative customers include Dollar General, Goodyear, Intercontinental Hotels Group, USPS/Verizon, Scientific Games, Intralot, Boston Market, Valero, Sunoco and Kroger.

        Spacenet Rural Communications, or SRC, provides telephony, Internet and data services primarily for rural communities in emerging markets in Latin America under projects that are subsidized by government entities. We believe that we are the largest rural satellite telecom provider in Latin America, and currently have approximately 16,000 operational sites. In the year ended December 31, 2008, we derived approximately 9% of our revenues from SRC.

        We have diversified revenue streams that result from both sales of products and services. In the year ended December 31, 2008, approximately 56% of our revenues were derived from product sales and 44% from services. Our service revenues are derived from long-term contracts of three to six years, which provide stability and visibility into future revenues. As of December 31, 2008, we had a backlog of $195 million for equipment and multi-year service contracts. During the same period, we derived 40% of our revenues from the U.S., 27% from South and Central America, 15% from Asia, 13% from Africa and 5% from Europe.

        We were incorporated in Israel in 1987 and shipped our first generation VSAT in 1989. Since then, we have been among the technological leaders in the VSAT industry. Our continuous investment in research and development has resulted in the development of new and industry-leading VSAT products and our intellectual property portfolio includes 60 issued patents (27 U.S. and 33 foreign). As of December 31, 2008, we had 966 employees, including 163 persons engaged in research, development and engineering activities.

Industry Overview

        Satellite networks are comprised of multiple ground stations that communicate through a satellite in orbit, providing continent-wide wireless connectivity. VSAT networks are used to provide a variety of connectivity applications such as broadband data, video and voice. VSAT networks are usually deployed in a hub-and-spoke configuration, with customer locations connecting via satellite to a central “hub” facility. The value chain of VSAT satellite networks consists of the following four main elements:

        Satellite operators provide satellite transponder capacity on satellites positioned in geostationary orbit above the equator. Once in orbit, a satellite beam can typically service a geographic area the size of the continental U.S. or larger. The satellite receives information from a VSAT or the network hub, amplifies it and transmits it back to earth on a different frequency. Satellite operators sell the capacity in a variety of leasing agreements to their customers. The current generation of high-power satellites uses Ku-band frequencies. Other frequencies are C-band and the more recently introduced Ka-band which usually operates on a multi-beam configuration. Our technology is compatible with C-band, Ku-band and Ka-band satellites including special extended C-band and extended Ku-band satellites. Some of the leading satellite operators are Intelsat, SES and Eutelsat.

        Ground station equipment providers manufacture VSAT network equipment that combine a large central earth station, called a hub, with multiple remote sites (ranging from tens to thousands of sites) which communicate via satellite. GNS is a leading ground station equipment provider.

        Communication service providers buy equipment from ground station equipment providers, install and maintain such equipment, lease capacity from satellite operators and sell a full package of communication services to the end user. Spacenet and SRC are leading communication service providers in the U.S. and Latin America, respectively.

        End users are customers that use equipment and satellite communication services. Examples of end users range from enterprises, to governments, to residential consumers.

        VSAT networks have a diverse range of uses and applications, and provide communication services as a stand-alone, alternate to, or complementary to wireline and wireless networks. We believe that the advantages of VSAT networks include:

Universal availability – VSATs provide service to any location within a satellite footprint.

Timely implementation – Large networks can be deployed within a few weeks.

Broadcast and multicast capabilities – Satellite is an ideal solution for broadcast and multicast transmission as the satellite signal is simultaneously received by any group of users in the satellite footprint.

Reliability and service availability – VSAT network availability is high due to the satellite and ground equipment reliability, the small number of components in the network and terrestrial infrastructure independence.

Scalability – VSAT networks scale easily from a single site to thousands of locations.

Cost-effectiveness – The cost of VSAT networks is independent of distance and therefore it is a cost-effective solution for networks comprised of multiple sites in remote locations.

Applications delivery – Wide variety of customer applications such as e-mail, virtual private networks, or VPN, video, voice, Internet access, distance learning, content distribution and financial transactions.

Portability – VSAT solutions can be mounted on vehicles or deployed rapidly in fixed locations, then relocated or moved as required.

        Given the technological and implementation benefits afforded by VSAT networks, we believe that the market for VSAT products and services will continue to grow.

        According to a Northern Sky Research report from 2008, the number of broadband satellite sites and subscribers is expected to grow at a compounded annual growth rate, or CAGR, of 14.2% through 2017. While the Northern Sky Research measures both consumer and enterprise sites, Gilat currently provides solutions primarily to the enterprise market.

        According to the Northern Sky Research report, the global broadband satellite services market is expected to have a CAGR of 10.2% through 2011.

        We believe that there are four primary categories of markets that require VSAT products and services:

        Enterprise and Business. These end-users include large companies and organizations, government entities, small medium enterprises, or SMEs, and SOHO end users. For enterprises, VSAT networks offer network connectivity and deliver voice, data and video within corporations (known as corporate intranets), Internet access, transaction-based connectivity to enable on-line data delivery such as point-of-sale (credit and debit card authorization), inventory control and real time stock exchange trading. According to the Northern Sky Research report, SME base of two-way broadband VSAT sites accounted for 19% of the global installed base in 2007

        High-End. The high-end market consists of customers that have more demanding requirements of network performance. These requirements usually include better level of Qualilty of Service, or QoS, than the typical user, higher speed connectivity, segregation of their traffic from other users’ traffic and more control over the network. Some examples of customers belonging to the high-end market are industrial energy organizations such as oil & gas and mining companies, militaries, maritime companies and mobile operators.

        Rural Telecommunications. The rural telecommunications market is comprised of communities throughout the world that require telephone, facsimile and Internet access in areas that are underserved by existing telecommunications services. These communication services are usually provided to the rural population via government-subsidized initiatives. This market sector is comprised of “Build-Operate” projects, in which governments subsidize the establishment and the operation of a rural network to be served by a satellite, wireless or cellular service provider that is usually selected in a bid process. According to the 2006 GSM Association Universal Access Report, 57 out of the 92 emerging market and developing countries sampled for their study have plans to establish universal service funds, or USFs, within their jurisdictions to meet local telephony and Internet service requirements. According to this report, the USFs jointly collected approximately $6.0 billion worldwide through 2006, out of which $1.62 billion has been redistributed to the telecommunications industry. In other instances, local communications operators have USOs which require them to serve rural areas lacking terrestrial infrastructure. Some local communications operators elect to fulfill this obligation by hiring third parties in a model known as “Build-Operate-Transfer.” In these instances, the network is established and made operational by a third party service provider and then transferred to the operator.

        Consumer. The consumer market consists of residential users. These users require a high-speed internet connection similar to a digital subscriber line, or DSL, or cable modem service. According to the Northern Sky Research report, in 2008 83% of these sites were located in North America.

Our Competitive Strengths

        We are a leading provider of satellite communication and networking products and services. Our competitive strengths include:

        Market leadership in large and growing markets. Since our inception, we have sold more than 750,000 VSATs to customers in over 85 countries. Our customer base includes a large number of satellite-based communications service providers and operators worldwide. In addition, we provide satellite-based communication services primarily to enterprises in the U.S. and we are the largest satellite communications service provider to rural communities in Latin America. The large installed base of our VSAT equipment also provides opportunities for new and incremental sales to existing customers. According to the latest COMSYS report, our global market share to the enterprise market was approximately 23.5%, based on the number of terminals shipped, making us the second largest VSAT manufacturer in the world for this segment.

        Technology leadership. We have been at the forefront of VSAT technology and services for 20 years and continue to be an innovator and developer of new satellite technologies. Our highly customizable single platform VSAT technology enables us to provide our customers with a wide range of broadband, Internet, voice, data and video solutions and our product and operations infrastructure is capable of running hubs with greater than 99.99% availability while rolling out thousands of new VSAT site locations each month. We have unified all our legacy product lines under SkyEdge (currently we have a second generation of the platform SkyEdge II) which enables us to focus our research, development and engineering efforts that are supported by 163 persons. This enables us to rapidly develop new features and applications. In addition, by directly serving end-users through our service organizations, we are able to quickly respond to changing market conditions to ensure we maintain our leadership position.

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

        Diversified revenue streams and customer base. For the year ended December 31, 2008, approximately 56% of our revenues were generated from products and 44% from services. Our product sales are generally independent equipment orders which often generate maintenance contracts and additional opportunities for future product sales. Our service sales are characterized by long-term contracts that provide a recurring revenue base. In the year ended December 31, 2008, our three business units, GNS, Spacenet and SRC, accounted for 51%, 40% and 9% of our revenues, respectively. We are not overly dependent on any single customer, project or geographic region and no single customer accounted for more than 10% of our revenues.

        Strong financial position. Our strong financial position allows us to compete effectively with other companies in our industry. As of December 31, 2008, our total cash was $168.9 million (total cash includes cash and cash equivalents, held to maturity marketable securities, restricted cash and restricted cash held by trustees less short terms bank credits) and we reduced our debt to $34.7 million as of December 31, 2008, from $40.4 million at December 31, 2007. Given the current economic environment our strong cash position gives us a competitive advantage in potential acquisitions and in ongoing business.

        Experienced management team. Since July 2005, we have operated under a new management team as well as a new board of directors. Our Chairman and CEO, Amiram Levinberg, is a co-founder of our company and leads a highly experienced executive team of satellite industry veterans. Our new management has refocused our business strategy and continued our financial turnaround.

Our Growth Strategy

        Our objective is to leverage our advanced technology and capabilities to:

        Enhance our leadership position in our core markets. In the past two years, we have expanded our position in the VSAT market through the development of new products, solutions and services within our target markets. Through the development of our SkyEdge and SkyEdge II products and our end-to-end solution offerings, we are focused on providing innovative products and services required by our customers and end-users. Our research and development efforts will focus on reducing our costs and expanding our product portfolio with new product offerings.

        Expand our presence across the communications value chain. We are a leading global provider of VSAT network equipment and services. Gilat is focused on providing more than VSAT equipment and services to our customers by offering a full turnkey service for the management and deployment of the project. In these cases we handle the project management, solution design, equipment procurement, deployment logistics, installation and integration, operational services, maintenance and support.

        Focus on emerging markets. We have expanded our focus on rural and emerging markets. Traditionally, it has been considered too costly for service providers to provide full-terrestrial networks to these regions. As a result, many governments either require telecommunications operators to provide communications access through USOs to these communities or provide funding via USFs to subsidize the provision of these services. Available worldwide USF funding is estimated to be around $4 billion in approximately 15 countries. As this communications rollout is adopted, VSAT-based communication networks provide a high quality, cost-effective alternative to terrestrial, wireless and cellular systems. GNS focuses its sales efforts on offering solutions to service providers that are either being required by USOs to facilitate the rural expansion, or on offering solutions to service providers that are utilizing the subsidies created through USFs.

        Focus on business continuity/emergency response. We addressed the area of business continuity and emergency response applications by providing secondary networks for continuous operations during network failures or natural disasters. Examples of solutions include integration of a mobile communications kit for a complete on-the-go communication network and Cisco’s iComm offered by Spacenet and business continuity solutions such as Cisco’s VSAT Network Module and standalone VSATs that provide near-instantaneous failover from a primary circuit to the satellite backup.

        Enter new strategic markets. We have identified a number of markets which we believe will be strategic to our future growth, including Broadband Wireless Access, or BWA, solutions and additional government markets. BWA is an emerging technology designed to solve the last mile connectivity problem of rural and remote locations that lack the terrestrial infrastructure. Service providers are using BWA systems to provide a link between end users and communications networks. We have integrated WiMAX into our product portfolio through an OEM agreement and we are leveraging our established sales and distribution channels in order to offer solutions that combine satellite technology with WiMAX.

        We also leverage our technology expertise to further develop customized VSAT products, applications and services for the government and government-supported sectors in additional territories. Many governments, including the U.S., require applications with specific communication parameters that are particularly well-suited for satellite networks based on cost and performance. These applications range from border control and sensitive military applications to distance learning and open classroom education programs.

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

Our Business Units

        Gilat Network Systems (GNS)

        Overview

        GNS is a leading global provider of network systems and associated professional services for satellite communications service providers. Our operational experience in large VSAT networks together with our local offices worldwide enables us to work closely and directly with those service providers. We provide VSAT communication equipment and solutions to the commercial, government and consumer markets.

        Our SkyEdge product family, including the SkyEdge and SkyEdge II products allows us to deliver efficient, reliable and affordable broadband connectivity such as Internet, voice, data and video.

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

        GNS is headquartered in Petah Tikva, Israel and has 13 offices worldwide, with 483 employees. In the year ended December 31, 2008, GNS had revenues of $161.9 million, including sales of $25.3 million to Spacenet and SRC.

        Products and Solutions

        SkyEdge Family of Products

        Our SkyEdge product family is based on a single hub with multiple VSATs to support a variety of services and applications. The products were designed using advanced technology to enable them to process different types of user traffic such as voice, critical data, Internet traffic and video, to handle each type of traffic in an efficient manner and provide the necessary quality of service for each traffic stream. The SkyEdge also includes advanced mechanisms that ensure that the transmissions via the satellite utilize the available satellite bandwidth efficiently and enhance the user experience.

        Below is a table that shows the main VSAT products Gilat offers. All of these products are connected to an outdoor RF unit which is mounted on a dish antenna:

Description

Interfaces

Typical
Applications

Target Market

Compact IP VSAT

IP

Internet access

ISPs, Consumers

Enterprise VSAT

IP

Internet access,
VoIP, LAN interconnect

SOHO, SME

Telco-grade Modular,
Rack-Mounted
Multi-Service VSAT

IP, voice, mesh

Internet access, LAN interconnect,
legacy voice, VoIP trunking, cellular
backhaul, video contribution

Enterprises, Government, Telecom,
Mobile Operators, Military

Modular
Multi-Service
VSAT

IP, voice, mesh

Internet access,
voice

Rural USO
projects

Outdoor VSAT

IP

Outdoor, IP traffic

Utilities, SCADA,
Security

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

        We currently offer the following specialized solutions:

Solution	SkyAbis	Disaster Recovery / Rapid Deployment	Cisco VSAT NM
Description	Cellular traffic backhaul enabling operators to expand their market reach	Transportable and man-pack units, communication solution	Satellite based networking for Cisco router with Cisco VSAT NM
Typical Application	Cellular backhaul for GSM and CDMA networks	On-demand access to voice, data and video	Business continuity, Disaster recovery, Content distribution
Type of customers / verticals	GSM and CDMA cellular operators	Mobile medical units, Mobile ATM, Military and security forces, Fire and police units	Enterprise, Financial sector, Governments
Selected customers	Enitel (Nicaragua), TFL Fiji	Petrobras (Brazil), Netpresa (Mexico), CACI (U.S), H-E-B (U.S)	Cisco sales channel customers, Valero (U.S)

        WiMAX Solutions

Gilat offers a comprehensive portfolio of fixed and mobile WiMAX solutions for licensed and license-free frequencies. The product offering, which is provided through an OEM agreement, enables customers to address their broadband wireless access and satellite communications needs through Gilat, as an integrated ‘one-stop-shop’ solutions provider. The VSAT and WiMAX platforms have been integrated with each other so that a customer deploying this integrated solution will have a common Quality of Service, or QoS for the systems and the WiMAX equipment can be managed via the VSATs.

        Turnkey Implementation Capabilities

        We provide our customers with end-to-end solutions which include the following:

—	Project management – accompanying the customer through all stages of a project and ensuring that the project objectives are within the predefined scope, time and budget;

—	Network design – translating the customer’s requirements into a system to be deployed, performing the sizing and dimensioning of the system and evaluating the available solutions;

—	Deployment logistics - transportation and rapid installation of equipment in all of the network sites;

—	Implementation and integration – combining our equipment with third party equipment such as solar panel systems and surveillance systems as well as developing tools to allow the customer to monitor and control the system;

—	Operational services – providing professional services, program management, network operations and field services;

—	Maintenance and support – providing 24/7 helpdesk services, on-site technician support and equipment repairs and updates.

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

        GNS Customers and Markets

        We sell VSAT communications networks and solutions primarily to service providers. The service providers to whom we sell our products and solutions are primarily serving the enterprise market. We have more than 200 customers worldwide.

        Enterprise and service providers use our networks for Internet access, for broadband data, voice and video connectivity and for applications such as credit card authorizations, online banking, corporate intranet, interactive distance learning, lottery transactions, retail point-of-sale, inventory control and Supervisory Control and Data Acquisition, or SCADA, services.

        Service providers serving the rural communications market are typically public telephony and Internet operators providing telephony and Internet services through public call offices, telecenters, Internet cafes or pay phones. Some of the rural communication projects are for government customers. Examples of our rural telecom customers include Nepal Telecom and ICE in Costa Rica.

        Our VSAT networks also provide underserved areas with a high-speed Internet connection similar to DSL service provided to residential users. An example of such a customer is Optus in Australia.

        GNS Sales and Marketing

        We use both direct and indirect sales channels to market our products, solutions and services. Most of our revenues are derived from direct sales. Our GNS equipment sales division has organized its marketing activities by geographic areas, with groups or subsidiaries covering most regions of the world. Our sales teams are comprised of account managers and sales engineers (approximately 150 employees), who establish account relationships and determine technical and business requirements for the network. These teams also support the other distribution channels with advanced technical capabilities and application experience. Sales cycles in the VSAT network market vary significantly, with some sales requiring 18 months from an initial lead through signing of the contract and others stemming from an immediate need for product delivery within two to three months. The sales process includes understanding customer needs, several network design iterations, and network demonstrations.

Spacenet Inc.

        Overview

        Spacenet provides satellite network services to enterprise, government, and small office/home office (SOHO) customers in North America. In addition, we offer our enterprise customers value-added services, including hybrid satellite/terrestrial networks, VoIP, and outsourced network management.

        Spacenet’s equipment and services are currently deployed at more than 100,000 business, government and residential locations in the U.S. Our customers include Dollar General, Goodyear, Intercontinental Hotels Group, USPS/Verizon, Scientific Games, Intralot, Boston Market, Kroger, Sunoco and Valero. The latest COMSYS report, ranked Spacenet as the second largest satellite network service provider in North America for the enterprise/government market, with a19.5% market share. Our market includes WAN services for retail, energy, oil & gas, financial services, hospitality and government customers, as well as Internet access services for SOHO and residential customers.

        Spacenet is based in McLean, Virginia, and has 245 employees. In the year ended December 31, 2008, Spacenet had revenues of $106.3 million.

        Services

        Spacenet offers prepackaged and custom network services that are sold under the Spacenet, Connexstar and StarBand brand names. These service lines target a variety of markets and applications, as is illustrated in the diagram below:

Service	StarBand	Connexstar Transaction	Connexstar Broadband	Connexstar Performance	Spacenet Custom Networks
Description	VSAT Internet access services	Low-bandwidth VSAT network	Commercial grade broadband VSAT networks	High-bandwidth VSAT network	VSAT and hybrid terrestrial WANs
Typical applications	Web, E-mail	Credit cards, Point-of-sale, SCADA	Intranet, Credit cards, Back-office applications	VoIP, Video monitoring, Backup networks	Web Based Business Applications, Corporate E-mail, VoIP, Video, Multicast-based file delivery applications
Target Markets	SOHOs	Utilities pipeline networks, Lottery operators	Retail Hospitality, Small business	Disaster recovery, Business continuity, government, Energy exploration	Large enterprise customers
Sample Customers	Residential users	Texas Utilities, Avista Utilities, Georgia Transmission Corp.	FedEx Ground, LandTel, Orbital Data Networks	State and Local Government. Valero	Dollar General, USPS/Verizon, OneOk

        Spacenet’s custom network services for large enterprise and government customers provide secure private networks specifically sized and tuned to a customer’s application, protocol support, QoS and bandwidth needs. These networks may be delivered as a “private hub” (each set of hub baseband equipment is used for only one customer) or “virtual private hub” (hub equipment is shared among multiple customers but is logically partitioned to provide private hub benefits at a lower cost). Custom network configurations also include hybrid terrestrial/satellite networks in which Spacenet provides management of both network components, integrating them as a single WAN.

        Spacenet’s standard Connexstar services are optimized for popular customer applications, and are engineered to provide superior performance compared to other providers’ “one size fits all” solutions. Connexstar services are offered in full-time plans for primary network use or as on-demand services for emergency response and business continuity use.

        These services are also available in fixed site or transportable configurations for on-the-go communications. All of Spacenet’s custom network and standard Connexstar services offer Service Level Agreements, or SLAs, for network reliability, network management and reporting tools, professional program management and implementation assistance, and professional-grade installation and maintenance options.

        Network Operations and Customer Support

        We operate teleport facilities with Network Operation Centers, or NOCs, in Chicago, Illinois, and Marietta, Georgia. Our operations staff of more than 100 persons supervises network implementation and installation quality assurance, manages shared-hub and private-hub networks, provides first-level and escalated help desk/problem resolution, manages inventory and shipping, and dispatches field service/maintenance technicians. The Chicago NOC facility specializes in operation of high-availability networks for our largest enterprise and government customers. The Marietta NOC facility operates our Connexstar and StarBand services as well as first and second-level call centers. The McLean headquarters facility provides pilot and disaster recovery hub operations, third-tier network escalation and advanced network management services.

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

        Spacenet Sales and Marketing

        We sell our enterprise and government services directly through a team of account executives as well as through a network of approximately 30 authorized enterprise service resellers, primarily telecom carriers, IT integrators and value-added resellers focused on specific industries.

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

        SRC has offices in Peru and Colombia and employs 255 persons. In the year ended December 31, 2008 SRC had revenues of $24.5 million

        SRC Services and Solutions

        We began to operate in Peru in 1998, with the award of our first rural telephony project called “Frontera Norte” for FITEL, with approximately 200 sites. Since then, we have participated in almost every rural communications project launched by the Peruvian government and have won, either wholly or partially, all seven projects. Overall, we operate almost 6,000 telephony sites in Peru, of which approximately 600 have Internet connectivity, and have been awarded over $45 million in government subsidies to build and operate these networks. In addition, we have developed services for private customers, such as Banco de la Nacion, utilizing our current infrastructure and providing those customers with Internet, data and telephony services. Our rural network manages millions of incoming and outgoing minutes every month, serving more than six million people in rural areas. On average, the network in Peru has reduced the distance between rural phone locations from 50km to 5km.

        SRC Colombia started operations in 1999 by winning the government’s Compartel I project focused on rural telephony. Since then we have been awarded two additional projects with over $100 million in government subsidies in the aggregate.

        Currently, SRC Colombia operates a network of almost 9,000 rural sites spread throughout the country, serving over seven million persons. The services for those rural sites include telephony, Internet, data, fax and other services. In order to comply with government bid requirements, SRC has integrated a variety of technologies into its VSAT based network such as wireless local loop and cellular. The number and mix of these sites is changing in order to meet the requirements of the newly revised agreements with the Ministry of Communications in Colombia.

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

        Enterprise and Government Agencies:

        We also provide private network services to selected enterprises and government agencies. These customers contract directly with SRC for VSAT equipment and associated network services to be deployed at customer locations, typically for a contract term of three to five years. We also resell managed terrestrial connectivity equipment and services from facilities-based Local Exchange Carrier partners. One such customer is Banco de la Nacion in Peru.

        SRC Sales and Marketing

        We use direct sales channels to market our services. Our sales team of account managers and sales engineers are the primary account interfaces and work to establish account relationships and determine technical and business demands.

Competition

        The telecommunications industry is a competitive market. In the equipment market, GNS faces competition from other VSAT manufacturers, such as Hughes Network Systems LLC, ViaSat, iDirect and a few other smaller manufacturers.

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

Geographic Distribution of our Business

        The following table sets forth our revenues by geographic area for the periods indicated below as a percent of our total sales:

	Years Ended December 31,
	2008	2007	2006

United States	39.9%	33.9%	37.8%
South America and Central America	27.5%	26.9%	32.0%
Asia	14.8%	14.0%	15.3%
Africa	13.3%	12.3%	7.5%
Europe	4.5%	12.9%	7.4%

Total	100.0%	100.0%	100.0%

        Capital Expenditures and Divestitures. In 2008, 2007 and 2006, our property and equipment purchases amounted to approximately $13.8 million, $9.3 million and $6.5 million, respectively. These amounts do not include the reclassification of inventory to property and equipment made during 2008, 2007 and 2006 in the amount of approximately $3.4 million, $2.2 million and $9.2 million, respectively. On March 1, 2006 we and SES, a leading satellite space segment provider, executed an agreement whereby we transferred our remaining 0.17% interest in Satlynx to SES. As part of this agreement, we received a waiver from SES on any royalty payments which may be payable by us to SES in accordance with development agreements signed between the parties in 2002 and SES provided a corporate guarantee to cover Satlynx’s obligations to us.

Backlog

        On December 31, 2008, our backlog for equipment sales and revenues from multi-year service contracts for our VSAT products was approximately $195 million, down from approximately $202 million at year-end 2007. Backlog does not include revenues from future traffic on our rural networks, future revenues from subscribers from our consumer and enterprise operation and other cancelable agreements. Backlog is not necessarily indicative of future sales. Many of our contracts can be terminated at the convenience of the customer. In addition, some of our contracts may include product specifications that require us to complete additional product development. Any inability to meet the specifications or complete the product development could lead to a termination of the related contract.

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

        We lease approximately 137,000 square feet of office space in McLean, Virginia. These offices house our personnel and also contain a stand by disaster recovery facility. In 2000 and 2002, we purchased and developed facilities on approximately 140,400 square feet of land in Backnang, Germany. Since May, 2002, these facilities are leased to a third party.

        We also maintain facilities in Chicago, Illinois, Marietta, Georgia and in Brazil, Colombia, Mexico, and Peru, along with representative offices in Melbourne, Pretoria, Bangkok, New Delhi, Almaty, Jakarta and Moscow and small facilities in other locations throughout the world.

        We believe our facilities to be adequate for our needs.

ITEM 4A:	UNRESOLVED STAFF COMMENTS

        There are no unresolved staff comments.

ITEM 5:	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

The following discussion of our results of operations should be read together with our audited consolidated financial statements and the related notes, which appear elsewhere in this annual report. The following discussion contains forward-looking statements that reflect our current plans, estimates and beliefs and involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below and elsewhere in this annual report.

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

        We have a large installed customer base and have shipped more than 750,000 VSAT units to customers in over 85 countries on six continents since 1989. We have 16 sales and service offices worldwide and two call centers to support our customers. Our products are primarily sold to communication service providers and operators that use VSATs to serve enterprise, government and residential users. Also, in the U.S. and certain countries in Latin America, we provide services directly to end-users in various market segments.

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

Critical Accounting Policies and Estimates

        The preparation of the financial information in conformity with generally accepted accounting principles requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, mainly related to account receivables, inventories, deferred charges, long-lived assets, revenues, stock based compensation relating to options and contingencies. We base our estimates on historical experience and on various other assumptions, including assumptions of third parties that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

        We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of the financial information included in this annual report.

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

        Revenues from product sales are recognized in accordance with SEC Staff Accounting Bulletin, or SAB, No. 104, “Revenue Recognition”, or SAB No. 104, when delivery has occurred, persuasive evidence of an agreement exists, the vendor’s fee is fixed or determinable, no further obligation exists and collectability is probable. When significant accepted provision is included in the arrangement revenues are deferred until the acceptance occurs. Generally, we do not grant rights of return. Service revenues are recognized ratably over the period of the contract or as services are performed, as applicable.

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

        Deferred product revenue generally relates to acceptance provisions that have not been met, partial shipment or when our company does not have VSOE of fair value on the undelivered items. In general, when deferred revenues are recognized as revenues, the associated deferred costs are also recognized as cost of sales.

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

        Income Taxes. In July 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FAS 109. This interpretation prescribes a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition of tax positions, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 requires significant judgment in determining what constitutes an individual tax position as well as assessing the outcome of each tax position. Changes in judgment as to recognition or measurement of tax positions can materially affect the estimate of the effective tax rate and consequently, affect the operating results of our company.

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

        Impairment of Intangible Assets and Long-Lived Assets. We periodically evaluate our intangible assets and long-lived assets for potential impairment indicators. Our judgments regarding the existence of impairment indicators are based on legal factors, market conditions and operational performance of our acquired businesses and investments. Our long-lived assets are reviewed for impairment annually and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. In measuring the recoverability of assets, we are required to make estimates and judgments in assessing our future cash flows which derive from the estimated useful life of our current primary assets, and compare that with the carrying amount of the assets. Additional significant estimates used by management in the methodologies used to assess the recoverability of our long-lived assets include estimates of future short-term and long-term growth rates, useful lives of assets, market acceptance of products and services, our success in winning bids and other judgmental assumptions, which are also affected by factors detailed in our risk factors section in this prospectus. If these estimates or the related assumptions change in the future, we may be required to record impairment charges for our long-lived assets.

        Future events could cause us to conclude that impairment indicators exist and that additional intangible assets and long-lived assets associated with our acquired businesses and our long-lived assets are impaired. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

        Most of the activity of Spacenet Rural in Colombia consists of operating subsidized projects for the government (the “Compartel Projects”). In accordance with these projects, the Colombian government transferred approximately $70 Million to trust accounts. The money is released from the trusts based on a schedule of payments and meeting certain operational milestones. As of December 31, 2008, approximately $51 million has been released from the trusts to our company and approximately $24 million is being held in trust with respect to these projects, until certain operational milestones imposed by the Colombian government are met. In December 2008, after lengthy negotiations with the Ministry of Communication in Colombia, we signed an addendum relating to the Compartel projects, modifying the operational milestones. The new terms of the agreements include the removal of thousands of telephony sites which were determined to no longer be needed or used by the rural population in Colombia, the upgrade of technology, primarily in existing sites, entailing additional capital expenditure, the modification of the terms of the agreements and a release by each of the parties from all prior claims under the previous agreements.

        In order to guarantee our performance under the Compartel projects, we secured insurance from a local insurance company in Colombia. We have provided the insurance company with various corporate guarantees guaranteeing our performance and our employee salary and benefit cost for approximately of $27 million and $5 million respectively.

        During 2008 and 2007 we deferred revenues related to the Compartel projects in the amount of approximately $14.8 and $6.4 million respectively, in order to ensure that accumulated revenues recognized from the Compartel Projects did not exceed the accumulated amounts already released from the trust. In general, we recognize revenues for these projects on a straight line basis, relative to the beginning of operation and for the period that service is required to be provided. The deferred revenues relate to periods for which we have already provided service but, due to not meeting the operational milestones, these amounts were not released from restricted cash.

        In accordance with the guidelines of FASB 144, “Accounting for the impairment or disposal of long lived assets”, we recorded an impairment of long lived assets and other charges with respect to its projects in Colombia in amount of $5.0 million and $12.2 million in 2008 and 2007 respectively.

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

        Accounting for Stock-Based Compensation. On January 1, 2006, we adopted the provisions of Statement of Financial Accounting Standard (“SFAS”) No. 123(R), “Share-Based Payment,” which requires us to measure all employee stock-based compensation awards using a fair value method and recognize such expense in our consolidated financial statements. We adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard starting from January 1, 2006. We estimate the fair value of stock options granted using the Black-Scholes option pricing model. Prior to the adoption of SFAS 123(R), we accounted for equity-based awards to employees and directors using the intrinsic value method in accordance with APB No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) as allowed under SFAS 123. Non-cash share-based compensation of $0.7 million was recorded in 2008. As of December 31, 2008, we had $4.7 million of total unrecognized compensation costs related to non-vested share-based awards granted under our stock option plans. That cost is expected to be recognized over a weighted average period of 2.1 years.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

        Revenues. Revenues for the year ended December 31, 2008 and 2007 for our three business segments were as follows:

	Year Ended December 31,			Year Ended December 31,
	2008	2007	Percentage	2008	2007
	U.S. dollars in thousands		change	Percentage of revenues

GNS
Equipment	$136,500	$147,665	(7.6)%	50.8%	52.2%
Services	25,420	23,754	7.0%	9.7%	8.4%

	161,920	171,419	(5.5)%	60.5%	60.6%

Spacenet
Equipment	38,950	26,513	46.9%	14.6%	9.4%
Services	67,410	68,857	(2.1)%	25.2%	24.4%

	106,360	95,370	11.5%	39.8%	33.8%

SRC
Equipment	169	268	(36.8)%	0.1%	0.1%
Services	24,373	33,922	(28.1)%	9.1%	12.0%

	24,542	34,190	(28.2)%	9.2%	12.1%

Intercompany Adjustments
Equipment	25,268	17,649	43.2%	9.4%	6.2%
Services	28	711	(96.3)%	0.1%	0.3%

	25,296	18,360	37.8%	9.5%	6.5%

Total
Equipment	150,351	156,797	(4.1)%	56.0%	55.5%
Services	117,175	125,822	(6.9)%	44.0%	44.5%

Total	267,526	282,619	(5.3)%	100%	100.0%

        Revenues in 2008 decreased by 5.3% compared to 2007. Revenues in 2008 were derived 56.2% from equipment and 43.8% from services. In 2007, our revenues were derived 56.0% from equipment and 44.0% from services. The decrease in the service portion of our business in 2008 is attributable to the $14.8 million reduction in revenues recognized by SRC, relating to the delay in the release of restricted cash from the Compartel projects in Colombia, while in 2007 we recognized revenues of approximately $8.5 million with respect to these projects. In addition the decline in revenues is also attributable to longer sales cycles in the emerging markets and more conservative spending in the telecom sector, which we attribute primarily to the economic recession affecting markets worldwide. The decrease in our revenues was partially offset by Spacenet’s activities including the continued roll-outs of large-scale gaming networks in the U.S. Results for revenues in the year 2009 will be affected by the Company’s ability to overcome the economic recession and generate sales in a more difficult economic environment as well as upon the Company’s ability to perform under the new agreements in Colombia and collect the restricted cash associated therewith.

        Gross profit. The gross profit of our three business segments for the years ended December 31, 2008 and 2007 was as follows:

	Year Ended December 31,		Year Ended December 31,
	2008	2007	2008	2007
	U.S. dollars in thousands		Percentage of revenues per segment

GNS
Equipment	$58,547	$72,064	42.9%	48.8%
Services	8,354	13,028	32.9%	54.8%

	$66,901	$85,092	41.3%	49.6%

Spacenet
Equipment	$11,704	$3,449	30.0%	13.0%
Services	8,952	11,097	13.3%	16.1%

	$20,656	$14,546	19.4%	15.3%

SRC
Equipment	$43	$231	25.3%	86.2%
Services	(2,992)	2,089	(12.3)%	6.2%

	$(2,949)	$2,320	(12.0)%	6.8%

Intercompany Adjustments	1,344	(113)	5.3%	0.6%

Total Gross Profit	$85,952	$101,845	32.1%	36.0%

        Our gross profit margin decreased to approximately 32.1% in 2008, from 36.0% in the year ended 2007. The decrease is partially attributable to the projects in Colombia in which we continued to record all related expenses but did not recognize the related revenues. In addition, GNS’ gross margin decreased from 49.6% in 2007 to 41.3% in 2008, also contributing to the overall decrease in our gross margin. The decrease in GNS’ gross margin is attributable to an increase in transactions in 2008 in regions carrying lower margins such as Asia and Latin America versus higher gross margin transactions in 2007 from Eastern Europe. In addition, during 2008 we wrote off approximately $1.5 million of excess inventory relating mainly to legacy equipment, compared to a write off of $0.5 million in 2007. The decrease in our gross profit was partially offset by an increase in Spacenet’s gross profits due a higher level of revenues in 2008.

        When reported by segment, the results of Spacenet and SRC are presented based upon intercompany transfer prices. The intercompany adjustments line reflects the intercompany profits that were realized in order to adjust the transfer price to our cost.

Research and Development Expenses:

	Year Ended December 31,			Year Ended December 31,
	2008	2007	Percentage	2008	2007
	U.S. dollars in thousands		change	Percentage of revenues per segment

GNS
Expenses incurred	$18,702	$17,270	8.3%	11.6%	10.1%
Less - grants	1,760	2,240	(21.4)%	1.1%	1.3%

Total GNS	$16,942	$15,030	12.7%	10.5%	8.8%

Net research and development expenses increased by approximately $1.9 million in the year ended December 31, 2008 compared to the year ended December 31, 2007. The increase was mainly due to increased salaries and related expenses caused by the devaluation of the US Dollar against the NIS during 2008 and severance packages of approximately $0.5 million for employees leaving our company. In addition, during 2008, we received approximately $0.5 million less in grants due to the completion of a project with the European Union.

        Selling and marketing expenses. The selling and marketing expenses of our three business segments for the years ended December 31, 2008 and 2007 were as follows:

	Year Ended December 31,			Year Ended December 31,
	2008	2007	Percentage	2008	2007
	U.S. dollars in thousands		change	Percentage of revenues per segment

GNS	$25,741	$27,205	(5.4)%	15.8%	15.8%
Spacenet	9,309	8,905	4.3%	8.8%	9.3%
SRC	733	2,264	(68)%	3.0%	6.6%

Total	$35,783	$38,374	(6.8)%	13.4%	13.5%

        Selling and marketing expenses decreased by approximately $2.6 million in the year ended December 31, 2008, compared to the year ended December 31, 2007. This decrease is primarily attributable to a decrease of approximately $2.3 million in sales commissions and agent commissions, when compared to the year prior.

        General and administrative expenses. The general and administrative expenses of our three business segments for the year ended December 31, 2008 and 2007 were as follows:

	Year Ended December 31,			Year Ended December 31,
	2008	2007	Percentage	2008	2007
	U.S. dollars in thousands		change	Percentage of revenues per segment

GNS	$14,712	$12,135	21.2%	9.1%	7.1%
Spacenet	8,939	12,979	(31.1)%	8.4%	13.6%
SRC	6,168	5,938	3.9%	25.1%	17.4%

Total	$29,819	$31,052	(4.0)%	11.1%	11.0%

        General and administrative expenses decreased by approximately $1.2 million in 2008, compared to 2007. The decrease in Spacenet is attributable primarily to a reduction of approximately $0.9 million in sales and use tax provision made in 2007 due to a settlement with the tax authorities in 2008. In addition, during 2008 Spacenet’s doubtful debt expenses decreased by approximately $0.8 million. The decrease in Spacenet’s general and administrative expenses was offset by increased expenses in GNS as a result of the devaluation of the US Dollar against the NIS during 2008 and additional expenses of approximately $1.0 million in professional consulting fees relating to the implementation of a new ERP system.

        Financial income (expenses), net. In the year ended December 31, 2008, we had financial income of approximately $1.3 million, compared to financial income of approximately $6 million in 2007. The decrease in our financial income is mainly attributed to the significant decrease in interest income from held-to-maturity marketable securities of which approximately $4.2 million due to the decrease in interest rates on our reduced cash balance and approximately $0.7 million due to the devaluation of the Company’s pension funds of approximately $0.7 million which were affected by the sharp decline in the capital markets.

        Expenses related to aborted merger transaction. During the year of 2008, we recorded expenses of approximately $ 2.3 million of external costs related to the aborted merger transaction.

        Other Income. During the year 2008, we received a dividend from a company in which we had invested in an amount of approximately $1.2 million, which investment had previously been written off. A substanial portion of this investment was subsequently sold in the fourth quarter of 2008. The total income from this transaction amounted to approximately $1.8 million.

        Taxes on income. Taxes on income are dependent upon where our revenues are generated .Taxes on income in 2008 were approximately $1.4 million compared to approximately $1.0 million in 2007. The slight increase in taxes during 2008 was not driven by any particular change in policy or event.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

        Revenues. Revenues for the year ended December 31, 2007 and 2006 for our three business segments were as follows:

	Year Ended December 31,			Year Ended December 31,
	2007	2006	Percentage	2007	2006
	U.S. dollars in thousands		change	Percentage of revenues

GNS
Equipment	$147,665	$118,147	25.0%	52.2%	47.5%
Services	23,754	17,861	33.0%	8.4%	7.2%

	$171,419	$136,008	26.0%	60.6%	54.7%

Spacenet
Equipment	$26,513	$24,312	9.1%	9.4%	9.8%
Services	68,857	69,311	(0.7)%	24.4%	27.9%

	$95,370	$93,623	1.9%	33.8%	37.7%

SRC
Equipment	$268	$1,700	(84.2)%	0.1%	0.7%
Services	33,922	37,170	(8.7)%	12.0%	14.9%

	$34,190	$38,870	(12.0)%	12.1%	15.6%

Intercompany Adjustments
Equipment	$17,649	$18,066	(2.3)%	6.2%	7.3%
Services	711	1,725	(58.8)%	0.3%	0.7%

	$18,360	$19,791	(7.2)%	6.5%	8.0%

Total
Equipment	$156,797	$126,093	24.4%	55.5%	50.7%
Services	125,822	122,617	2.6%	44.5%	49.3%

Total	$282,619	$248,710	13.6%	100.0%	100.0%

        Revenues in 2007 increased by 13.6% compared to 2006. The increase in revenues is primarily attributable to increased revenues in GNS reaching $171.4 million in 2007, up approximately 26% from $136.0 million in 2006. This growth derives mainly from projects in Eastern Europe, Africa and India which include turnkey projects to governments and operators fulfilling universal service obligations. Revenues in 2007 were derived 55.5% from equipment and 44.5% from services. In 2006, our revenues were derived 50.7% from equipment and 49.3% from services. The decrease in the service portion of our business is attributable to the $6.4 million reduction of revenues recognized by SRC, relating to the delay in the release of restricted cash from the Compartel projects in Colombia. This was done in order to ensure that accumulated revenues recognized from the projects will not exceed the accumulated amounts released from the trust. This decrease was offset by an increase in service revenues generated by GNS in connection with value added services sold to our customers.

        Gross profit. The gross profit of our three business segments for the years ended December 31, 2007 and 2006 was as follows:

	Year Ended December 31,		Year Ended December 31,
	2007	2006	2007	2006
	U.S. dollars in thousands		Percentage of revenues per segment

GNS
Equipment	$72,064	$55,752	48.8%	47.2%
Services	13,028	8,172	54.8%	45.8%

	85,092	63,924	49.6%	47.0%

Spacenet
Equipment	$3,449	3,218	13.0%	13.2%
Services	11,097	13,132	16.1%	18.9%

	$14,546	$16,350	15.3%	17.5%

SRC
Equipment	$231	1,555	86.2%	91.5%
Services	2,089	7,222	6.2%	19.4%

	$2,320	$8,777	6.8%	22.6%

Intercompany Adjustments	113	1,314	0.6%	6.6%

Total Gross Profit	$101,845	$90,365	36.0%	36.3%

        Our gross profit margin remained at approximately 36% for the years ended December 31, 2007 and 2006. Gross profit increased by approximately $11.5 million as a result of the increase in our revenues. GNS’ gross margin increased from 47.0% in 2006 to 49.6% in 2007, mainly as a result of high margin equipment transactions, approximately $0.5 million of inventory write offs during 2007 compared to approximately $1.2 million in 2006 and increased service revenues which carry higher margins in GNS. The increase in GNS’ gross margin was offset by a decrease in SRC’s gross margins caused by a deferral of revenues in the Compartel Projects in Colombia for which expenses continued to be recorded.

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

        Selling and marketing expenses. The selling and marketing expenses of our three business segments for the years ended December 31, 2007 and 2006 were as follows:

	Year Ended December 31,			Year Ended December 31,
	2007	2006	Percentage	2007	2006
	U.S. dollars in thousands		change	Percentage of revenues per segment

GNS	$27,113	$24,984	8.5%	15.8%	18.4%
Spacenet	8,905	9,403	(5.3)%	9.3%	10.0%
SRC	2,264	2,088	8.4%	6.6%	5.4%

Total	$38,282	$36,475	5.0%	13.5%	14.7%

        Selling and marketing expenses increased by approximately $1.7 million in the year ended December 31, 2007, compared to 2006. This increase is attributable mainly to increased expenses in GNS associated with our increased revenues in 2007.

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

        General and administrative expenses increased by approximately $4.3 million in 2007, compared to 2006. This increase is attributable primarily to an increase in general and administrative expenses in Spacenet relating to a $1.2 million provision for sales and use tax, an increase in rent expenses of approximately $0.7 million resulting from vacant sublet space for a short period during 2007, increased professional consulting fees of approximately $0.6 million relating to Sarbanes Oxley and tax consultants, $0.5 million relating to franchise and communication taxes and an increase of approximately $0.2 million relating to legal fees. The increased general and administrative expenses in GNS are attributable mainly to the increase in the level of our operations.

        Financial income (expenses), net. In the year ended December 31, 2007, we had financial income of approximately $6.0 million, compared to financial expenses of approximately $0.7 million in 2006. The increase in our financial income is mainly attributable to a $3.7 million decrease in interest expenses on long-term loans due to the conversion of the convertible loan from York at the end of September 2006 and an increase of $2.9 million in interest income from bank deposits and held to maturities marketable securities, increased cash balances and an increase in Libor rates.

        Taxes on income. Taxes on income in 2007 were approximately $1.0 million compared to approximately $2.4 million in 2006. Taxes on income are dependent upon where our revenues are generated and the reduction in taxes in 2007 is not driven by any particular change in policy or event.

Variability of Quarterly Operating Results

        Our revenues and profitability may vary from quarter to quarter and in any given year, depending primarily on the sales mix of our family of products and the mix of the various components of the products (i.e. the volume of sales of remote terminals versus hub equipment and), sale prices, and production costs, as well as entering into new service contracts, the termination of existing service contracts, or different profitability levels between different service contracts. Sales of our products to a customer typically consist of numerous remote terminals and related hub equipment, which carry varying sales prices and margins.

        Annual and quarterly fluctuations in our results of operations may be caused by the timing and composition of orders by our customers and the timing of our ability to recognize revenues. Our future results may also be affected by a number of factors, including our ability to continue to develop, introduce and deliver new and enhanced products on a timely basis and expand into new product offerings at competitive prices, to anticipate effectively customer demands and to manage future inventory levels in line with anticipated demand. Our results may also be affected by currency exchange rate fluctuations and economic conditions in the geographical areas in which we operate. In addition, our revenues may vary significantly from quarter to quarter as a result of, among other factors, the timing of new product announcements and releases by our competitors and us. We cannot be certain that revenues, gross profit and net income (or loss) in any particular quarter will not vary from the preceding or comparable quarters. Our expense levels are based, in part, on expectations as to future revenues. If revenues are below expectations, operating results are likely to be adversely affected. In addition, a substantial portion of our expenses are fixed (i.e. space segment, lease payments), and adjusting the expenses in cases where revenues drop unexpectedly often takes considerable time. As a result, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Due to all of the foregoing factors, it is possible that in some future quarters our revenues or operating results will be below the expectations of public market analysts or investors. In such event, the market price of our shares would likely be materially adversely affected.

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

        In July 2005, Bank Hapoalim assigned an outstanding Company loan in the amount of $71.4 million held by it to York Capital Management LP. In December 2005, we revised the terms of the loan that was assigned by Bank Hapoalim to York. Under the amendment, York agreed to defer certain principal payments due and established a new payment schedule. In consideration, we agreed to reduce the exercise price of the warrant issuable to York (assigned by Bank Hapoalim) to $ 6.75 per share for the period ending September 30, 2006. On September 27, 2006, York exercised its right to have us issue it warrants in the amount of the loan and accrued interest and immediately exercised its option to convert the warrants into shares at $6.75 per share. This resulted in our issuance of approximately 10.6 million ordinary shares to York. As a result of the conversion, our liabilities were reduced by approximately $68.1 million, including approximately $1.0 million of accrued interest and net of the approximately $3.3 million of the unamortized balance representing the fair value of change in conversion feature. Our shareholders’ equity increased by the same amount. No profit or loss was recorded as a result of the conversion.

        In December, 2006, we completed a public offering of 8,050,000 of our ordinary shares at a price to the public of $8.50 per share. Of such shares, 5,016,667 ordinary shares were sold by us and the remaining shares were sold by York. We received net proceeds of approximately $39.9 million from the offering.

        As of December 31, 2008, we had cash and cash equivalents of $73.9 million, held to maturity marketable securities of $63 million, short-term and long-term restricted cash of $14.3 million, short-term restricted cash held in trustees’ accounts of $24.2 million and short-term bank credits of $6.5 million. As of December 31, 2007, we had cash and cash equivalents of $122.8 million, short-term bank deposits and held to maturity marketable securities of $45.6 million, short-term and long-term restricted cash of $13.4 million, short-term and long-term restricted cash held in trustees’ accounts of $24.0 million and short-term bank credits of $5.8 million.

        As of December 31, 2008, our accumulated debt was approximately $34.6 million, comprised of long-term loans of $18.3 million and convertible subordinates notes of approximately $16.3 million.

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

The following table summarizes our cash flows for the periods presented:

	December 31,
	2008	2007	2006
	US Dollars in thousands

Net cash provided by (used in) operating activities	$(19,620)	$22,775	$37,824
Net cash provided by (used in) investing activities	(25,507)	(53,836)	8,312
Net cash provided by (used in) financing activities	(2,168)	3,307	28,169
Effect of exchange rate changes on cash and cash equivalents	(1,596)	1,016	311

Net increase (decrease) in cash and cash equivalents	(48,891)	(26,738)	74,616
Cash and cash equivalents at beginning of the period	122,807	149,545	74,929

Cash and cash equivalents at end of the period	$73,916	$122,807	$149,545

        Our cash and cash equivalents decreased by approximately $49 million during the year ended December 31, 2008 as a result of the following:

        Operating activities. Cash used in operating activities was approximately $19.6 million mainly due to an increase in trade receivables, in a net amount of approximately $16 million and a decrease in other accounts payable and other long-term liabilities, mainly deferred revenue in amount of approximately $16.6 million. The above was offset by an increase in accrued expenses of approximately $3.6 million and positive cash provided by other operating activity in amount of $9.4 million.

        Investing activities. Cash used in investing activities was approximately $25.5 million, mainly from net investments in held to maturity marketable securities in the amount of approximately $15.7 million, purchase of property and equipment in the amount of approximately $13.8 million, net investment in restricted cash (including long term) in the amount of approximately $0.9 million, net of proceeds from loans to employees of approximately $2.8 million, proceeds from sale of investments, net in amount of $1.6 million and proceed from the sale of property and equipment in amount of $0.5 million.

        Financing activities. Cash used in financing activities was approximately $2.2 million, primarily from the repayment of our long term loan in amount of $5.4 million, net of proceeds of approximately $2.5 million from the exercise of options and approximately $0.7 million from short term bank credit.

Our cash and cash equivalents decreased by $26.7 million during the year ended December 31, 2007 as a result of the following:

        Operating activities. Cash provided by operating activities was approximately $22.7 million mainly due to a decrease in other assets (including short-term, long-term and deferred charges) in the amount of $28.5 million and growth in our positive net cash flow provided by other operating activities in the amount of $32.4 million. The above was offset in part by an increase in trade receivables of approximately $14.0 million and a decrease in other accounts payables and other long term liabilities of approximately $24.2 million.

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

        Financing activities. Cash provided by financing activities was approximately $3.3 million, primarily from proceeds of approximately $4.6 million from the exercise of options, net proceeds of approximately $4.6 million of short term bank credit, net of repayment of long term loans of approximately $5.6 and net of approximately $0.3 million of issuance expenses in respect of a public offering completed in December 2006.

Contractual Obligations

        As of December 31, 2008, our short and long term obligations were as follows:

Contractual Obligations	Payments due by period (in thousands)
	Total	2009	2010-2011	2012-2013	2014 and after

Long-term loans *	$18,349	$4,346	$14,003	$-	$-
Convertible subordinated notes	16,315	-	1,706	14,609	-
Accrued interest related to restructured
debt (including $653 as short term
accrued expenses)	2,491	653	1,254	584	-
Capital lease obligations	30	30	-	-	-
Operating lease	88,299	31,009	32,103	13,162	12,025
Other long-term debt	3,973	250	500	500	2,723
Total contractual cash obligations	$129,457	$36,288	$49,566	$28,855	$14,748

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

        As of December 31, 2008, the aggregate amount of bank guarantees outstanding in order to secure our various performance obligations was approximately $14.7 million, comprised of performance guarantees provided on behalf of our subsidiaries, including an aggregate of approximately $6.3 million on behalf of our subsidiary in Peru. We have restricted cash as collateral for these guarantees in an amount of approximately $1.9 million.

        In addition, in connection with the agreements with the Ministry of Communications in Colombia, we have provided back to back corporate guarantees for performance guarantees and employee salary and benefit guarantees issued on our behalf by local Colombian insurance companies in an aggregate amount of $32 million.

        We have also provided bank guarantees mainly for certain leases for our offices worldwide, which are secured by restricted cash in the amount of approximately $5.8 million.

Impact of Inflation and Currency Fluctuations

While most of our sales and service contracts are in U.S. dollars and most of our expenses are in U.S. dollars and NIS, portions of our projects in Latin America are linked to their respective local currencies. The foreign exchange risks are often significant due to fluctuations in local currencies relative to the U.S. dollar.

        The influence on the U.S. dollar cost of our operations in Israel relates primarily to the cost of salaries in Israel, which are paid in NIS and constitute a substantial portion of our expenses in NIS. In 2008, there was inflation in Israel of 3.8% and the U.S Dollar depreciated in relation to the NIS at a rate of 1.1%, from NIS 3.846 per $1 on December 31, 2007 to NIS 3.802 per $1 on December 31, 2008. In the period ending in December 31, 2007 inflation in Israel was 3.4% while the U.S. dollar depreciated in relation to the NIS at a rate of 9.0%. If future inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of such devaluation lags behind increases in inflation in Israel, our results of operations may be materially adversely affected. In 2008 and 2009, in order to limit these risks, we entered into hedging agreements to cover certain of our NIS to US Dollar exchange rate exposures.

        Regarding the changes in the value of other foreign currencies in relation to the U.S. dollar, our monetary balances that are not linked to the U.S. dollar impacted our financial expenses during 2008 and 2007. This is due to heavy fluctuations in currencies in certain regions of Latin America in which we do business. There can be no assurance that in the future our results of operations may not be materially adversely affected by other currency fluctuations.

Effective Corporate Tax Rate

        On January 1, 2003, a comprehensive tax reform took effect in Israel. Pursuant to the tax reform, resident companies are subject to Israeli tax on income accrued or derived in Israel or abroad. In addition, the concept of a “controlled foreign corporation” was introduced, according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary’s primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). The tax reform also substantially changed the system of taxation of capital gains. Following the reform, the capital gains tax rate applicable to us was decreased from 36% to 25%, while the allocation of the gain between the two periods is proportional to the holding periods until December 31, 2002, and after December 31, 2002. In 2007 and in 2008, this tax reform did not have any material effect on our liquidity, financial condition or results of operations.

        Israeli companies are subject to income tax on their worldwide income. Pursuant to tax reform legislation that came into effect in 2003, the corporate tax rate is to undergo staged reductions to 25% by the year 2010. In order to implement these reductions, the corporate tax rate is scheduled to decline from 27% in 2008 to 26% in 2009 and 25% in 2010. However, the effective tax rate payable by a company that derives income from an Approved Enterprise, discussed further below, may be considerably less.

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

        According to the Amendment, tax-exempt income generated under the provisions of the Amendment will be subject to taxes upon distribution or liquidation and we may be required in the future to record deferred tax liabilities with respect to such tax-exempt income. As of December 31, 2008, we did not generate income under the provisions of the Amendment.

        Currently, we have nine Approved Enterprise programs under the alternative route of the Investment Law. The period of benefits for all of these programs has expired. See “ITEM 10: Additional Information – Israeli Taxation.” In addition, our company chose 2005 as the year of election for a new Benefited Enterprise under the amendment.

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

        We anticipate that we will not have to pay taxes relating to the 2009 tax year for most of our major entities due to current or carry forward tax losses. Cash outlays for income taxes in the future might be different from tax expenses, mainly due to cash tax payments for previous years that might be triggered by tax audits in the various tax jurisdictions, deferred tax expenses (income) and payments usually made in arrears for annual taxes in profitable years.

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

        We devoted significant research and development resources in 2008, 2007 and 2006 to the development of our SkyEdge family of products. We develop our own network software and software for our VSATs. We generally license our software to customers as an incidental part of the sale of our network products and services. We also license certain third party software for use in our products.

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

        The following table sets forth, for the years indicated, our gross research and development expenditures, the portion of such expenditures which was funded by royalty-bearing and non-royalty bearing grants and the net cost of our research and development activities:

	Years
	2008	2007	2006
	(U.S. dollars in thousands)

Gross research and development costs	$18,702	$17,270	$15,687
Less:
Non-royalty-bearing grants	1,760	2,240	2,045

Research and development costs - net	$16,942	$15,030	$13,642

Trend Information

        We estimate that the current worldwide recession will have an adverse affect on our sales in 2009. Specifically, we are experiencing longer sales cycles in the emerging markets and we see more conservative spending in the telecom sector.

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

Impact of Recently Issued Accounting Pronouncements

        In February 2008, the FASB issued FASB Staff Position (“FSP”) FAS No. 157-2, “Effective Date of FASB Statement No. 157” (“FSP 157-2”), to delay the effective date of FASB Statement 157 for one year for certain nonfinancial assets and nonfinancial liabilities, excluding those that are recognized or disclosed in financial statements at fair value on a recurring basis (that is, at least annually).  For purposes of applying the FSP 157-2, nonfinancial assets and nonfinancial liabilities include all assets and liabilities other than those meeting the definition of a financial asset or a financial liability in FASB Statement 159.   FSP 157-2 defers the effective date of Statement 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP 157-2. We do not expect the adoption of FSP 157-2 will have a material impact on our financial position, results of operations or cash flows.

        In March 2008, the FASB issued Statement 161 “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS 161”) an amendment to FASB No. 133.  This statement changes the disclosure requirements for derivative instruments and hedging activities.  Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows.  This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008.    We do not expect the adoption of SFAS 161 will have a material impact on our financial position, results of operations or cash flows.

        In December 2007, the FASB issued SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS 160”). SFAS 160 amends ARB 51, “Consolidated Financial Statements”, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It also clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 also changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS 160 requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent owners and the interests of the noncontrolling owners of a subsidiary. SFAS 160 is effective for fiscal periods, and interim periods within those fiscal years, beginning on or after December 15, 2008. The impact of SFAS 160 on our consolidated financial statements will depend on the nature and size of acquisitions, if any, subsequent to the effective date.

        In December 2007, the FASB issued SFAS 141(R), “Business Combinations” (“SFAS 141(R)”). This Statement replaces SFAS No. 141, “Business Combinations”, and requires an acquirer to recognize the assets acquired, the liabilities assumed, including those arising from contractual contingencies, any contingent consideration and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the statement. SFAS 141(R) also requires the acquirer in a business combination achieved in stages (sometimes referred to as a step acquisition) to recognize the identifiable assets and liabilities, as well as the noncontrolling interest in the acquiree, at the full amounts of their fair values (or other amounts determined in accordance with SFAS 141(R)). In addition, SFAS 141(R)‘s requirement to measure the noncontrolling interest in the acquiree at fair value will result in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The impact of SFAS 141R on our consolidated results of operations and financial condition will depend on the nature and size of acquisitions, if any, subsequent to the effective date.

        In April 2008, the FASB issued FSP 142-3, “Determination of the Useful Life of Intangible Assets” (FSP 142-3). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets”. FSP 142-3 is effective for fiscal years beginning after December 15, 2008. We are currently evaluating the potential impact, if any, of the adoption of FAS 142-3 on our consolidated financial statements.

        EITF Issue No. 08-7, “Defensive Intangible Assets” (“EITF 08-7”), requires an acquiring entity to account for defensive intangible assets as a separate unit of accounting. Defensive intangible assets should not be included as part of the cost of the acquirer’s existing intangible assets because the defensive intangible assets are separately identifiable. Defensive intangible assets must be recognized at fair value in accordance with SFAS 141(R) and SFAS 157. EITF 08-7 will be effective for the reporting period beginning after December 15, 2008. The impact of EITF 08-7 on our company’s consolidated financial statements will depend on the nature and size of acquisitions, if any, subsequent to the effective date

        In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. It is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”. We do not expect SFAS No. 162 to have a material effect on our financial statements.

        In October 29, 2008, the FASB issued FSP No.132 (R)-a, “Employers’ Disclosures about Pensions and Other Postretirement Benefits,” to require that an employer disclose the following information about the fair value of plan assets: 1) the level within the fair value hierarchy in which fair value measurements of plan assets fall; 2) information about the inputs and valuation techniques used to measure the fair value of plan assets; and 3) a reconciliation of beginning and ending balances for fair value measurements of plan assets using significant unobservable inputs.  The FSP will be effective for fiscal years ending after December 15, 2009, with early application permitted. Application of the FSP would not be required for earlier periods that are presented for comparative purposes. We are currently evaluating the potential impact of adopting this FSP on the disclosures in our financial statements.

        In June 2008, the FASB issued FSP EITF No. 03-6-1 “Determining Whether Instruments Granted in Stock-based Payment Transactions Are Participating Securities”. Under the FSP, unvested stock-based payment awards that contain rights to receive non-forfeitable dividends (whether paid or unpaid) are participating securities, and should be included in the two-class method of computing EPS. The FSP is effective for fiscal years beginning after December 15, 2008, and interim periods within those years. We are currently evaluating the impact of EITF 03-6-1 on our financial statements.

ITEM 6:	DIRECTORS AND SENIOR MANAGEMENT

Directors

        The following table sets forth the name, age, position(s) and a brief account of the business experience of each of the directors:

Name	Age	Position(s)

Amiram Levinberg	53	Chairman of the Board of Directors and Chief Executive Officer
Haim Benjamini(1)(2)	69	External Director
Jeremy Blank	30	Director
Ehud Ganani	56	Director
Leora Meridor(1)(2)	61	External Director
Karen Sarid(1)(2)	58	Director
Izhak Tamir(1)(2)	56	Director

(1)	Member of our Compensation and Stock Option Committee.

(2)	Member of our Audit Committee.

        Amiram Levinberg co-founded our company and served as a director on our board since its inception and until April 2004. In July 2005, Mr. Levinberg rejoined our company as our Chairman of the Board and Chief Executive Officer. From July 1995 and until April 15, 2003, he served as our President. Until 2002, Mr. Levinberg also served as our Chief Operations Officer. Until July 1995, he served as our Vice President of Engineering. From 1977 to 1987, Mr. Levinberg served in a research and development unit of the Israel Defense Forces, where he managed a large research and development project. He was awarded the Israel Defense Award in 1988. Mr. Levinberg holds a B.Sc. in Electrical Engineering and Electronics and a M.Sc. degree in Digital Communications from Israel Institute of Technology, in Haifa, Israel, or the Technion. Mr. Levinberg serves on the board of directors of Orckit Communications Ltd., a company traded on the NASDAQ Global, Cardboard Industries and Kargal, a cardboard manufacturer in Israel.

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

        Jeremy Blank has served on our board since July 2005.. Mr. Blank is a managing director of York Capital Management. Previously, Mr. Blank served as a Vice President within York. York is a private investment fund headquartered in New York with approximately $10 billion in assets under management. From 1999 to 2004, Mr. Blank worked at Morgan Stanley as a vice president within Morgan Stanley’s fixed income department and earlier, in Morgan Stanley’s mergers and acquisitions department. Mr. Blank graduated from Yeshiva University in New York City with a Bachelor’s degree in Finance.

        Dr. Ehud Ganani has served on our board since July 2005. Dr. Ganani currently serves as Chairman of the boards of directors of TraceGuard Technologies Inc.. TraceGuard is involved in Explosive Detection equipment for airports and other security facilities. Mr. Ganani served as the chief executive officer of the company between 2006-2008. Dr. Ganani is also the chief executive officer and president of Rabintex Industries Ltd.. Rabintex deals with personal protection gear and army vehicles modifications. Dr. Ganani is the chairman of the board of Bird Aerosystems Ltd., a private company that develops and supplies anti missiles protection systems for helicopters and fixed wing military and civilian aircrafts. He is the chairman of the public committee for Aerospace & Defense & HLS in the Israeli Export Institute..Dr. Ganani served as the Chief Executive Officer of Israel Military Industries from 2002-2005. Prior to that he served in various senior positions in Rafael Armament Development Authority, the last of which was as Vice President of Marketing and Business Development from 1997-2002. Dr. Ganani headed the rocket motors development group in Rafael between 1986 to 2001. He also served as a visiting professor of Chemical Engineering at UC Davis, CA (1984-1985). Dr. Ganani holds a Doctorate of Science in chemical engineering from Washington University, St. Louis, MO (1984) and a Bachelor of Science in Chemical Engineering from the Technion.

        Dr. Leora (Rubin) Meridor has served on our board since August 2005. Dr. Meridor is a business and financial consultant and serves on the board of Teva Pharmaceutical Industries Ltd., Osem Investment Ltd., Alrov (Israel) Ltd. and Delta Galil Industries Ltd. Between 2001 and 2004, Dr. Meridor served as chair of the board of Poalim Capital Markets Ltd. and between 2001 and 2005, as chair of the boards of directors of Bezeq International Ltd. and Walla! Communications Ltd. Between 1996 and 2000 she served as Senior Vice President, Head of Credit & Risk Management Division of the First International Bank. From 1992 to 1996 she served as Head of Research at the Bank of Israel. Dr. Meridor has a Ph.D in Economics, an M.Sc in Mathematics and B.Sc. in Mathematics and Physics, all from the Hebrew University in Jerusalem. Her studies include a post doctoral year at Massachusetts Institute of Technology.

        Karen Sarid has served on our board since July 2005. Ms. Sarid currently serves as the chief operating officer and chief financial officer of Galil Medical Ltd. and as the general manager of Galil Israel. Galil Medical is a medical device company that develops a cryotherapy platform. Ms. Sarid has served as a General Manager of Orex Computed Radiography Ltd., a Carestream company focusing on advanced radiography systems for the digital x-ray market since September 2000 until March 2007. From September 1999 until September 2000, Ms. Sarid served as Chief Financial Officer and a member of the board of directors of Forsoft Ltd., a software solutions provider and a subsidiary of the Formula Group. From 1996 until August 1999, Ms. Sarid was Chief Financial Officer and a member of the board of directors of ESC Medical Systems Ltd., a medical laser manufacturer that is traded on the NASDAQ Stock Market. Ms. Sarid was Chief Financial Officer of EZchip Semiconductors Ltd. (previously LanOptics Ltd.) from 1993 through 1996. Ms. Sarid currently serves on the board of directors of EZchip. Ms Sarid also serves on the board of directors of Oridion Ltd. Ms. Sarid received a B.A. in Economics and Accounting from Haifa University, and was awarded the CFO of the Year award in 1998 by the Association of Chief Financial Officers in Israel.

        Izhak Tamir has served on our board since July 2005. Mr. Tamir, a co-founder of Orckit Communications Ltd., has been President and a Director of Orckit since its founding in 1990and currently serves as Chairman of the Board of such company. Orckit traded on the NASDAQ Global, is a leading provider of advanced telecom equipment targeting high capacity packetized broadband services. Mr. Tamir served on the board of directors of Scopus Video Networks from 2005 until 2007. From 1987 until 1989, Mr. Tamir was employed by Comstream Inc., in San Diego, California. From 1985 until 1987, he was Vice President of A.T. Communication Channels Ltd., a subsidiary of Bezeq. From 1978 to 1985, he was a senior engineer in the Israeli government. Mr. Tamir holds an engineering degree from the Technion, and an M.B.A. from Tel Aviv University. Mr. Tamir has served as Chairman of the board of directors of Tikcro Technologies Ltd. since January 2000 and as its Chief Executive Officer from August 2003 until December 2007.

Senior Management

        The executive officers and key executives of our company and its subsidiaries are as follows:

Name	Age	Position(s)

Amiram Levinberg(1)	53	Chief Executive Officer and Chairman of the Board of Directors
Erez Antebi	49	Chief Executive Officer, Gilat Networks Systems, and President, Spacenet Rural Communications
Andreas Georghiou	59	Chief Executive Officer, Spacenet Inc.

Joshua Levinberg	55	Executive Vice President, Corporate Business Development & Strategy
Ari Krashin	36	Chief Financial Officer

(1)	Please see biography under “Directors” above.

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

        Joshua Levinberg, a co-founder of Gilat, rejoined our company as Executive Vice President of Corporate Business Development & Strategy in August 2005 .[. From June 1999 until 2003, he served as Senior Vice President for Business Development of our company, having previously served in that position from 1994 to April 1998. At that time, Mr. Levinberg became Chief Executive Officer of GTH LA Antilles, then the parent company of Global Village Telecom, or GVT, until June 1999. From 1989 until September 1994, he served as Executive Vice President and General Manager of Gilat Satellite Networks, Inc. in the U.S. From 1987 until the formation of Gilat Satellite Networks, Inc. in 1989, Mr. Levinberg was Vice President of Marketing & Business Development of our company. Mr. Levinberg holds a B.Sc. (Electrical Engineering and Electronics) from Tel Aviv University. Amiram Levinberg and Joshua Levinberg are brothers.

        Ari Krashin was appointed our Chief Financial Officer in June 2008. Mr. Krashin joined our company in April 2000 and served in various positions in our company since then. From 2005 to June 2008 Mr. Krashin served as our Financial Director. Before joining us, Mr. Krashin served as a CPA for Kesselman & Kesselman, PriceWaterhouseCooper’s Israel office. Mr. Krashin is a CPA and holds a BA in Business Administration and Accounting from the College of Management.

Compensation of Directors and Officers

        The following table sets forth the aggregate compensation paid to or accrued on behalf of all of our directors and officers as a group for the year ended December 31, 2008:

	Salaries, Fees, Directors' Fees, Commissions and Bonuses(1)	Pension, Retirement and Similar Benefits

All directors and officers as a group (19 persons)	$4,530,457	$520,984

(1)	Also includes bonuses and stock option compensation accrued in 2008.

Management Agreements

        Mr. Amiram Levinberg, our Chairman and Chief Executive Officer has an employment agreement with us which was extended by the shareholders in a general meeting held in May, 2008, for an additional one year period, and will terminate July 2009. Under Mr. Levinberg’s employment agreement which was extended in May 2008, Mr. Levinberg was granted (i) options to purchase 915,000 ordinary shares at an exercise price of $5.77 per share and is entitled to (ii) a salary of 100,000 NIS per month; (iii) a “transaction bonus” equal to 0.82% of the market value of our company in a transaction or series of related transactions following which a company, person or a group of persons or companies acting together will purchase from our company’s shareholders, in a bona fide, arms length transaction, 50% or more of our then outstanding share capital subject to Mr. Levinberg complying with certain prior conditions; and (iv) entitlement to participate in our company’s annual bonus plan, subject to the specific approval of the shareholders. In addition, at our shareholders meeting held on December 30, 2008 Mr. Levinberg was granted the right to purchase 300,000 ordinary shares of our company at a purchase price of $4.00 per share, which vest ratably, each quarter over a three year period.

        Prior to the closing of the transaction pursuant to which Bank Hapoalim assigned its loan to our company to York Capital Management, York, paid $100,000 to a company controlled by Mr. Amiram Levinberg and his brother, Mr. Joshua Levinberg, to perform due diligence on our company. In addition, Mr. Amiram Levinberg had a right to certain benefits from options held by York in shares of our company owned by Bank Hapoalim. For further information on Mr. Levinberg’s relationship with York, please see the Major Shareholders table and the footnote on York.

        As of December 31, 2008, Mr. Yoav Leibovitch, formerly the Executive Vice President of Corporate Development, is no longer an officer of the Company.

Board Compensation

        By resolutions adopted by our shareholders, directors who are not employees (excluding the current chairman of the board of directors) are entitled to receive annual compensation of NIS 80,000 and an additional NIS 1,600 for each board or committee meeting attended, provided that the board member is a member of such committee. In addition, board members are compensated for telephone participation in board and committee meetings in an amount of 60% of what would be received for physical attendance. All the above amounts are subject to adjustment for changes in the Israeli consumer price index after December 2007 and changes in the amounts payable pursuant to Israeli law from time to time. Each of our current directors was granted options to purchase 20,000 ordinary shares upon commencement of his or her terms as director and at an exercise price equal to the fair market value of the shares on the date of the grant. In addition, in our December 30, 2008 annual general meeting of the shareholders, our shareholders approved a one-time grant to purchase 50,000 shares, which options vest ratably, each quarter, over a three-year period. The exercise price of the options is $4.00 per share.

Board Composition and Practices

        Our Articles of Association as adopted at a shareholders meeting on April 15, 2003and amended at our shareholders meeting on December 30, 2008, provide that our board of directors shall consist of not less than five and not more than nine directors as shall be determined from time to time by a majority vote at the general meeting of our shareholders. Unless resolved otherwise by our shareholders, our board of directors will be comprised of (i) nine directors, if four directors are appointed by beneficial owners of 14% or more of our issued and outstanding ordinary shares (as set forth below), or (ii) seven directors, if fewer than four directors are so appointed by beneficial owners of 14% or more of our ordinary shares.

        Pursuant to our Articles of Association, each beneficial owner of 14% or more of our issued and outstanding ordinary shares is entitled to appoint, at each annual general meeting of our shareholders, one member to our board of directors, provided that a total of not more than four directors are so appointed. In the event that more than four qualifying beneficial owners notify us that they desire to appoint a member to our board of directors, only the four shareholders beneficially owning the greatest number of shares shall each be entitled to appoint a member to our board of directors. So long as our ordinary shares are listed for trading on NASDAQ, we may require that any such appointed director qualify as an “independent director” as provided for in the NASDAQ rules then in effect. Our board of directors has the right to remove any such appointed director when the beneficial ownership of the shareholder who appointed such director falls below 14% of our ordinary shares.

        Our Articles of Association provide that a majority of the voting power at the annual general meeting of our shareholders will elect the remaining members of the board of directors, including external directors as required under the Companies Law. At any annual general meeting at which directors are appointed pursuant to the preceding paragraph, the calculation of the vote of any beneficial owner who appointed a director pursuant to the preceding paragraph shall not take into consideration, for the purpose of electing the remaining directors, ordinary shares constituting 14% of our issued and outstanding ordinary shares held by such appointing beneficial owner.

        Each of our directors (except external directors) serve, subject to early resignation or vacation of office in certain circumstances as set forth in our Articles of Association, until the adjournment of the next annual general meeting of our shareholders next following the general meeting in which such director was elected. The holders of a majority of the voting power represented at a general meeting of our shareholders in person or by proxy will be entitled to (i) remove any director(s), other than external directors and directors appointed by beneficial holders of 14% or more of our issued and outstanding ordinary shares as set forth above, (ii) elect directors instead of directors so removed, or (iii) fill any vacancy, however created, in the board of directors. Our board of directors may also appoint additional directors, whether to fill a vacancy or to expand the board of directors, who will serve until the next general meeting of our shareholders following such appointment.

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

        We currently have two external directors: Dr. Leora Meridor, who was elected at the Special General Meeting held on August 30, 2005 and reelected at our Annual General Meeting held on December 30, 2008 for an additional three year period; and Mr. Haim Benjamini who was elected at the Special General Meeting held in February 2005and reelected for an additional three year period at our company’s Special General Meeting held on May 28, 2008.

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

        In addition, the NASDAQ Marketplace Rules require us to establish an audit committee comprised of at least three members, all of whom must be independent directors, each of whom is financially literate and satisfies the respective “independence” requirements of the Securities and Exchange Commission and NASDAQ and one of whom has accounting or related financial management expertise at senior levels within a company.

        Our audit committee assists our Board of Directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent registered public accountants’ qualifications and independence, the performance of our internal audit function and independent registered public accountants, finding any defects in the business management of our company and proposing to our Board of Directors ways to correct such defects, approving related-party transactions as required by Israeli law, and such other duties as may be directed by our Board of Directors. The audit committee may consult from time to time with our independent auditors and internal auditor with respect to matters involving financial reporting and internal accounting controls.

        Our audit committee consists of four members of our Board of Directors who satisfy the respective “independence” requirements of the Securities and Exchange Commission, NASDAQ and Israeli law for audit committee members. Our audit committee consists of Mr. Benjamini, Dr. Meridor, Dr. Sarid and Mr. Tamir. Our board of directors has determined that Dr. Meridor qualifies to serve as the audit committee’s financial expert, as required by the SEC and NASDAQ. The audit committee meets at least once each quarter.

        Our board of directors adopted an audit committee charter setting forth the responsibilities of the audit committee consistent with the rules of the Securities and Exchange Commission and the NASDAQ Marketplace Rules which include:

—	Oversight of the company’s independent registered public accounting firm, and recommending the engagement, compensation or termination of the company’s independent registered public accounting firm to the board of directors, subject to shareholder ratification in accordance with Israeli law;

—	Recommending the terms of audit and non-audit services provided by the independent registered public accounting firm for pre-approval by the board of directors;

—	Recommending the engagement or termination of office of the company's internal auditor; and

—	Approval of transactions with office holders, controlling shareholders and other related-party transactions, as described below.

        Under the Israeli Companies Law, the approval of the audit committee is required for specified actions and transactions with office holders and controlling shareholders. For such purpose, the term controlling shareholder is a shareholder who has the power to direct the company’s operations, other than by virtue of being a director or other office holder of the company and includes a shareholder that holds 50% or more of the voting rights in a public company, or a shareholder who has the power to direct the conduct of the company, if the company has no shareholder that owns more than 50% of its voting rights, then the term also includes any shareholder that holds 25% or more of the voting rights of the company (two or more persons who have a personal interest in the approval of the transaction are deemed to be joint holders). The audit committee may not approve an action or a transaction with a controlling shareholder or with an office holder unless at the time of approval the two outside directors are serving as members of the audit committee and at least one of them was present at the meeting at which the approval was granted.

        Additionally, under the Israeli Companies Law, the role of the audit committee is to identify faults in the business practices of the company, among other things, by consulting with the company’s independent registered public accounting firm and internal auditor, and to make recommendations to the board for remedying such faults.

Independent Directors

        Pursuant to the current listing requirements of the NASDAQ Global Market, we are required to have at least a majority of our directors on our board of directors qualify as independent. Effective March 3, 2005, NASDAQ revised the rules so that a foreign private issuer (such as our company) may follow home country practice in lieu of complying with this rule.

        Based on representations from our current directors, we believe that all of our directors except Mr. Levinberg comply with the independence standards set forth above.

Employees

As of December 31, 2008, we had approximately 966 full-time employees, including 163 employees in engineering, research and development, 426 employees in manufacturing, operations and technical support, 137 employees in marketing and sales, 140 employees in administration and finance and 100 in other departments. Of these employees, 397 employees were based in our facilities in Israel, 233 were employed in the United States, 288 were employed in Latin America and 48 in Asia, the Far East and other parts of the world. We also utilize temporary employees, as necessary, to supplement our manufacturing and other capabilities. We believe that our relations with our employees are satisfactory. We and our employees are not parties to any collective bargaining agreements. However, certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Manufacturers’ Association of Israel) are applicable to all Israeli employees by order of the Israeli Ministry of Labor and Welfare. These provisions principally concern the length of the work day and the work week, minimum wages for workers, contributions to a pension fund, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment. The amount and frequency of these adjustments are modified from time to time.

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

        Israeli law generally requires severance pay upon the retirement or death of an employee or termination of employment without due cause. Our ongoing severance obligations are partially funded by making quarterly payments to approved severance funds or insurance policies, with the remainder accrued as a long-term liability in our consolidated financial statements. In addition, Israeli employees and employers are required to pay specified to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Since January 1, 1995, such amounts also include payments for national health insurance. The payments to the National Insurance Institute are approximately 16.31% of wages (up to a specified amount), of which the employee contributes approximately 64% and the employer contributes approximately 36%. The majority of our permanent employees are covered by life and pension insurance policies providing customary benefits to employees, including retirement and severance benefits. For Israeli employees, we contribute 13.33% to 15.83% (depending on the employee) of base wages to such plans and the permanent employees contribute 5% of base wages.

        During April and May 2008 we amended the contracts of most of our Israeli employees so that starting on the date of the amended agreement, such employees are subject to Section 14 of the Severance Pay Law – 1963 for severance pay accumulated in periods of employment subsequent to date of the amendment. In accordance with this Section 14, upon termination, the release of the contributed amounts from the fund to the employee shall relieve us of any further severance liability, and no additional payments shall be due to the employee.

        We have a number of savings plans in the United States that qualify under Section 401(k) of the U.S. Internal Revenue Code. We contribute one dollar for each dollar a participant contributes in this plan, in an amount of up to 3% of a participant’s earnings and in addition, we contribute fifty cents for each dollar a participant voluntarily contributes in this plan, up to an additional 3% of a participant’s earnings. Matching contributions in 2008, 2007 and 2006 for all the plans were approximately $ 0.7 million per year. Matching contributions are invested in proportion to each participant’s voluntary contributions in the investment options provided under the plan.

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

        As of December 31, 2008, we had granted options to purchase a total of 101,580 ordinary shares under the 1995 Plans and options to purchase 59,467 ordinary shares remain outstanding. The exercise prices for such options vary from $9.2 to $2,730 and all such options expire at various times from January 2009 to September 2012. As of December 31, 2008, a total of 42,113 options have been exercised under the 1995 Plan.

        In September 2003, we adopted the 2003 Stock Option Plan (Incentive and Restricted Stock Options), or the 2003 ISO/RSO Plan and the Section 102 Stock Option Plan 2003, or the 2003 Section 102 Plan and collectively, the “2003 Plans”. In February 2005, our shareholders increased the pool for the 2003 Plans by 1,135,000 shares and in December 2005, our shareholders further increased the pool by 3,500,000 shares, such that the 2003 Plans provide for the granting of options of up to an aggregate of 6,135,000 ordinary shares to our officers, directors, employees or service providers or any of the employees or service providers of our subsidiaries. As of December 31, 2008, options to purchase a total of 3,584,157 ordinary shares under the 2003 Plans were outstanding, and options to purchase 1,852,080 ordinary shares have been exercised. The exercise prices for such options vary from $5.00 to $10.73 and such options expire at various times from August 2013 to November 2017.

        In December 2005, our shareholders adopted the 2005 Stock Incentive Plan with a pool of 1.5 million shares. This plan is designed to enable the board of directors to determine various forms of incentives for all forms of service providers and, when necessary, adopt a Sub-plan in order to grant specific incentives. In October 2008, the compensation/stock option committee of the Board of Directors adopted a sub-plan so as to enable qualified optionees certain tax benefits under the Israeli Income Tax Ordinance. Among the incentives that may be adopted are share options, performance share awards, performance share unit awards, restricted shares, restricted share unit awards and other share based awards. Also, in October 2008 the compensation/stock option committee adopted a new plan, the 2008 Stock Incentive Plan, with a pool of 1 million shares and a sub-plan to enable qualified optionees certain tax benefits under the Israeli Income Tax Ordinance. In November 2008, the compensation/stock option committee of the Board of Directors authorized the grant of restricted stock units under the 2005 and 2008 Plans to certain key employees. The entitlement to these shares vest quarterly over a four-year period (15%, 25%, 30%, 30% each year, respectively) so long as the employee remains with our company. In December 2008, our shareholders authorized the grant of 600,000 options to the members of our board of directors. Those options vest quarterly over three years. To date, we have granted 650,000 options and an additional 1,505,000 restricted share units under the 2005 and 2008 Plans, 55,064 of which have already been issued.

        As of March 1, 2008, the 11 directors and executive officers listed above, as a group, held options to purchase 2,805,225 of our ordinary shares at a weighted average exercise price of $5.49 per share. Out of such options, 225 options expire in 2011, 130,000 options expire in 2013, 600,000 options expire in 2014 and 2,075,000 options expire in 2015. As of March 1, 2008, the 11 and executive officers listed above, as a group, held 346,500 RSUs and 11,700 shares received through vested RSUs.

        The purpose of the 2003, 2005 and 2008 plans (together the “Plans”) is to enable us to attract and retain qualified persons as employees, officers, directors, consultants and advisors and to motivate such persons by providing them with an equity participation in our company. The Section 102 Plans are designed to afford qualified optionees certain tax benefits under the Israel Income Tax Ordinance.

        The Plans are administered by the Compensation/Stock Option Committee appointed by our board of directors. The Stock Option Committee, comprised of Dr. Meridor, Mr. Benjamini, Mr. Tamir and Dr. Sarid, has broad discretion, subject to certain limitations, to determine the persons entitled to receive options, the terms and conditions on which options or rights to purchase are granted and the number of shares subject thereto. The Stock Option Committee also has discretion to determine the nature of the consideration to be paid upon the exercise of an option and/or right to purchase granted under the Plans. Such consideration generally may consist of cash or, at the discretion of the Board, cash and a recourse promissory note.

        Stock options issued as incentive stock options pursuant to the Plans will only be granted to the employees (including directors and officers) of our company or its subsidiaries. The exercise price of incentive stock options issued pursuant to the ISO/RSO Plan must be at least equal to the fair market value of the ordinary shares as of the date of the grant (and, in the case of optionees who own more than 10% of the voting stock, the exercise price must equal at least 110% of the fair market value of the ordinary shares as of the date of the grant).

        Options are exercisable and restrictions on disposition of shares lapse according to the terms of the individual agreements under which such options were granted or shares issued.

ITEM 7:	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

        The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares as of March 31, 2009 (including options exercisable and RSU’s vested within 60 days of March 31, 2009) with respect to: (i) each person who is believed by us to be the beneficial owner of more than 5% of the ordinary shares; (ii) each director or officer who holds more than 1% of the ordinary shares, and (iii) all directors and officers as a group. Except where otherwise indicated, we believe, based on information furnished by the owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares, subject to any applicable community property laws. The shareholders listed below do not have any different voting rights from any other shareholders of our company, except to the extent that they hold more than 14% and as such, they will have a right to appoint a director, subject to certain conditions in our Articles of Association. None of the directors, officers or key executives listed in the Directors and Senior Management table appearing in Item 6 above, owns 1% or more of our outstanding share capital.

        The information in this table is based on 40,103,662ordinary shares outstanding as of March 31, 2009. Except where otherwise indicated, we believe, based on information furnished by the owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares, subject to any applicable community property laws.

Name and Address	Number of Ordinary Shares Beneficially Owned	Percent of Ordinary Shares Outstanding

York Capital Management (1)	8,070,563	20.1%
Mivtach Shamir Finance Ltd. (2)	2,216,945	5.5%
Renaissance Technologies LLC (3)	2,163,894	5.4%
Migdal Insurance & Financial Holdings Ltd.(4)	2,003,812	5.0%
All officers and directors as a group
(11 persons)(5)	2,333,468	36.00%

(1)	Based on a Schedule 13D filed on December 20, 2006, the shares are directly owned by or allocated for the benefit of (i) York Capital Management, L.P., a Delaware limited partnership; (ii) York Investment Limited, a corporation established in the Commonwealth of the Bahamas; and (iii) York Credit Opportunities Fund, L.P., a Delaware limited partnership. These three entities are part of a family of pooled investment vehicles managed by JGD Management Corp., a Delaware corporation doing business as York Capital Management. The sole shareholder of JGD is James G. Dinan. Dinan Management is the general partner of York Capital Management L.P. and James G. Dinan and Daniel A. Schwartz are the controlling members of Dinan Management. York Offshore Limited is the investment manager of York Investment Limited. The controlling principal of York Offshore Limited is James G. Dinan. Daniel A. Schwartz is a director of York Offshore Limited. York Credit Opportunities Domestic Holdings is the general partner of York Credit Opportunities. James G. Dinan and Daniel A. Schwartz are the controlling members of York Credit Opportunities Domestic Holdings. The principal business address of each of these entities and individuals is c/o York Capital Management, 767 Fifth Avenue, 17th Floor, New York, New York, 10153.

(2)	Based on a Schedule 13D filed on July 28, 2005. Mr. Meir Shamir and Ashtrom Industries Ltd. share voting and dispositive power with respect to the shares held by Mivtach Shamir Holdings Ltd. The address of Mivtach Shamir Holdings Ltd. is Beit Sharvat, 4 Kaufman St., Tel Aviv 68012, Israel.

(3)	Based on a Schedule 13G filed on February 13, 2009, Renaissance Technologies LLC and Mr. James H. Simons share ownership with respect to the shares held by Renaissance Technologies LLC because of Dr. Simons position as control person of Renaissance Technologies LLC. The address of Renaissance Technologies LLC is 800 Third Avenue, New York, New York.

(4)	Based on a Schedule 13G filed on February 9, 2009, The 2,003,812 shares reported in the Schedule as beneficially owned by the Migdal Insurance & Financial Holdings Ltd. are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of Reporting Person, according to the following segmentation: 1,028,327 shares are held by Profit participating life assurance accounts; 895,868 Ordinary Shares are held by Provident funds and companies that manage provident funds and 79,617 shares are held by companies for the management of funds for joint investments in trusteeship, each of which subsidiaries operates under independent management and makes independent voting and investment decisions. The address of Migdal Insurance & Financial Holdings Ltd is 4 Efal Street; P.O. Box 3063; Petach Tikva, 49512, Israel.

(5)	Includes options that are currently exercisable or are exercisable within 60 days that are held by our directors and executive officers.

Significant Changes in the Ownership of Major Shareholders

        As of December 31, 2006, our major shareholders were York, holding 8,070,563 shares (approximately 20% ownership), Bank Hapoalim, holding 2,052,428 shares (approximately 5% ownership) and Mivtach Shamir Finance Ltd., holding 2,216,945 shares (approximately 6 % ownership). As of December 31, 2007, our major shareholders were York, holding 8,070,563 shares (approximately 20% ownership), Citadel Investment Group, L.L.C., holding 2,140,424 shares approximately 5 % ownership) and Mivtach Shamir Finance Ltd., holding 2,216,945 shares (approximately 5 % ownership). As of December 31, 2008, our major shareholders were York, holding 8,070,563 shares (approximately 20% ownership), and Mivtach Shamir Finance Ltd., holding 2,216,945 shares (approximately 5 % ownership).

Major Shareholders Voting Rights

        The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares.

Record Holders

        Based on a review of the information provided to us by our transfer agent, as of April 1, 2009, there were 83 holders of record of our ordinary shares, of which 65 record holders holding approximately 95.5% of our ordinary shares had registered addresses in the United States and 11 record holders holding approximately 4.5% of our ordinary shares had registered addresses in Israel. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees, including CEDE & Co., the nominee for the Depositary Company (the central depositary for the U.S. brokerage community), which held approximately 75% of our outstanding ordinary shares as of said date.

B.	Related Party Transactions.

        In July 2005, Bank Hapoalim assigned a $71.4 million loan owed by our company to the bank, to York Capital Management. In December 2005, we revised the terms of this loan. On September 27, 2006, York exercised its right to have our company issue it warrants in the amount of the loan and accrued interest and immediately exercised its option to convert the warrants into shares at $6.75 per share. This resulted in the issuance of approximately 10.6 million ordinary shares to York. In December 2006, York participated as a selling shareholder in our public offering and sold 3,033,333 ordinary shares. Please see “Item 5: Liquidity and Capital Resources – Financing Activities.”

C.	Interests of Experts and Counsel.

        Not applicable.

ITEM 8:	FINANCIAL INFORMATION

Consolidated Statements

        See the consolidated financial statements, including the notes thereto, and the exhibits listed in Item 18 hereof and incorporated herein by this reference.

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

        On March 31, 2008 we announced the signing of a Merger Agreement pursuant to which we would be acquired for an aggregate value of $ 475 million in an all cash transaction by a consortium of private equity investors. On August 5, 2008 we informed the consortium that all conditions precedent to closing has been met. On August 29, 2008 we notified the consortium we were terminating the Merger Agreement citing the consortium members intentional breach of the Merger Agreement and their failure to close the merger transaction within the extended period established to complete the transaction. In November 2008, we filed lawsuits against each of the parties that had guaranteed the payment of a termination fee under the Merger Agreement. The lawsuits were filed in the Tel Aviv District Court against each of Mivtach Shamir Holdings Ltd., LR Group Ltd., Gores Capital Partners II, L.P, and DGB Investments, Inc. for their pro rata commitment to guarantee the termination fee due to the Company. The Merger Agreement provides for a termination fee in the amount of $47.5 million, payable to us, in the event of an intentional breach of the agreement by the Buyer.

        In October 2008, a lawsuit and a motion for its approval as a class action proceeding was filed in the District Court of Jerusalem by eight individuals and Israeli companies against us, all of our directors and our 20% shareholder, York Capital Management. The plaintiffs claim damages based on the amounts they would have been paid had the merger with the consortium closed. We and our outside legal counsel believe the claims are completely without merit, and that the lawsuit is without basis. We intend to use all legal means necessary to protect and defend our company and its directors.

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

        The Brazilian tax authority has filed a claim against a subsidiary of Spacenet Inc. in Brazil, for alleged taxes due of approximately $4 million. In January 2004, the subsidiary received notice of an administrative ruling reducing the amount of the claim, and the subsidiary filed an appeal of such ruling. In December 2005, this appeal was denied and at present, the subsidiary faces a tax liability of approximately $6.7 million (the amount has increased due to interest and exchange rate differences). The subsidiary denies such claims and has filed a petition known as a “Ação Anulatória” in the State Courts of the State of São Paulo, Brazil.

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

Significant Changes

        Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2008.

ITEM 9:	THE OFFER AND LISTING

A.	Offer and Listing Details

Annual Stock Information

        The following table sets forth, for the periods indicated, the range of high and low closing sale price for the ordinary shares, as reported by NASDAQ.

	Price		Average Daily Trading Volume
	High	Low

Year Ended December 31, 2004:	$9.40	$4.00	219,488

Year Ended December 31, 2005:	$7.48	$5.19	88,311

Year Ended December 31, 2006:
First Quarter	$6.44	$5.59	61,384
Second Quarter	$8.37	$5.96	82,938
Third Quarter	$9.54	$7.15	77,997
Fourth Quarter	$10.01	$8.37	142,675

Year Ended December 31, 2007:
First Quarter	$9.74	$7.89	161,902
Second Quarter	$9.87	$8.07	172,138
Third Quarter	$10.25	$8.40	163,679
Fourth Quarter	$11.18	$10.01	118,200

Year Ended December 31, 2008:
First Quarter	$11.05	$9.46	164,233
Second Quarter	$11.00	$10.52	210,527
Third Quarter	$11.15	$5.45	327,327
Fourth Quarter	$5.79	$2.20	174,669

Most Recent Six Months:

October 2008	$5.79	$3.07	191,083
November 2008	$3.76	$2.41	168,947
December 2008	$2.75	$2.2	162,450
January 2009	$3.17	$2.69	141,040
February 2009	$3.79	$3.12	153,921
March 2009	$3.60	$2.86	50,468
April 2009 (through April 6)	$3.58	$3.50	34,650

B.	Plan of Distribution

        Not applicable.

C.	Markets

        Our ordinary shares are quoted on the NASDAQ Global Market under the symbol “GILT” and are listed on the Tel Aviv Stock Exchange.

D.	Selling Shareholders

        Not applicable.

E.	Dilution

        Not applicable.

F.	Expense of the Issue

        Not applicable.

ITEM 10:	ADDITIONAL INFORMATION

A.	Share Capital

        Not applicable.

B.	Memorandum and Articles of Association

        Set out below is a description of certain provisions of our Articles of Association and of the Israeli Companies Law related to such provisions. This description is only a summary and does not purport to be complete and is qualified by reference to the full text of the Articles of Association, which are incorporated by reference as exhibits to this annual report, and to Israeli law.

Registration and Purposes

        We are an Israeli company registered with the Israel companies register, registration No. 52-003893-6.

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

Election and Removal of Directors

        Under our Articles, the ordinary shares do not have cumulative voting rights in the election of directors. A director is not required to retire at a certain age and need not be a shareholder of our company. Under the Companies Law, a person cannot serve as a director if convicted of certain offenses or been declared bankrupt.

        Under our Articles of Association, our board of directors shall consist of not less than five and not more than nine directors as shall be determined from time to time by a majority vote at the general meeting of our shareholders. Unless resolved otherwise, our board of directors is be comprised of nine directors, if four directors are appointed by beneficial owners of fourteen percent or more of our issued and outstanding ordinary shares as set forth below, or seven directors, if fewer than four directors are appointed by beneficial owners of fourteen percent or more of our issued and outstanding ordinary shares as set forth below.

        Our Articles further provide that each beneficial owner of fourteen percent or more of our issued and outstanding ordinary shares shall be entitled to appoint, at each annual general meeting of our shareholders, one member to our board of directors (an “Appointed Director”), provided that a total of not more than four Appointed Directors are so appointed. In the event more than four such qualifying beneficial owners notify us that they desire to appoint an Appointed Director, only the four shareholders beneficially owning the greatest number of shares shall each be entitled to appoint an Appointed Director.

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

        Under our Articles of Association, the annual general meeting of our shareholders, by the vote of the holders of a majority of the voting power represented at such meeting in person or by proxy, will elect the remaining members of the board of directors. At any annual general meeting at which Appointed Directors are appointed as set forth above, the calculation of the vote of any beneficial owner who appointed a director pursuant to the preceding paragraph shall not take into consideration, for the purpose of electing the remaining directors, ordinary shares constituting fourteen percent of our issued and outstanding ordinary shares held by such appointing beneficial owner.

        Appointed Directors, as set forth above, may be removed by our board of directors when the beneficial ownership of the shareholder who appointed such Appointed Director falls below fourteen percent of our ordinary shares. In addition, the office of an Appointed Director will expire upon the removal of the Appointed Director by the shareholder who appointed such Appointed Director or when the Appointed Director ceases to qualify as an “independent director” as set forth above.

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

Alternate Directors

        See Item 6: “Directors and Senior Management – Alternate Directors”.

External Directors

        See Item 6: “Directors and Senior Management – External Directors”.

Qualification of Directors

        Article 40 of our Articles of Association provides that no person shall be disqualified to serve as a director by reason of him not holding shares in our company or by reason of him having served as director in the past. Our directors are not subject under the Companies Law or our Articles of Association to an age limit requirement. Under the Companies Law, a person cannot serve as a director if he has been convicted of certain offenses, unless specifically authorized by the court, or has been declared bankrupt.

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

Interested Parties Transactions

        The Companies Law requires that certain transactions, actions and arrangements be approved by the Audit Committee as well as by our board of directors. In certain circumstances, in addition to Audit Committee and board of directors’ approval, approval by our shareholders at a general meeting is also required. Specifically, the approval of our Audit Committee, board of directors and shareholders is required with respect to the following:

—	a director's terms of service and employment, including, among other things, grant of exemptions, insurance and indemnification;

—	extraordinary transactions (as defined above) with (i) controlling shareholders, or (ii) another person or entity in which transaction a controlling shareholder has a personal interest, including a private placement which is an extraordinary transaction; and

—	the terms of engagement or employment with a controlling shareholder who is also an office holder or an employee of our company.

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

C.	Material Contracts

        While we have numerous contracts with customers and distributors we do not deem any such individual contract to be material.

D.	Exchange Controls

        The Israeli Currency Control Law, 5738-1978 provides that transactions in foreign currencies, and transactions with foreign residents, require a permit. Since 1998, when a new “general permit” was issued under the law, there have been no Israeli currency control restrictions on payments of dividends or other distributions with respect to our ordinary shares or the proceeds from the sale of the shares, except for the obligation of Israeli residents to file reports with the Bank of Israel regarding certain transactions.

E.	Taxation

        The following is a discussion of Israeli and United States tax consequences material to our shareholders. To the extent that the discussion is based on new tax legislation which has not been subject to judicial or administrative interpretation, the views expressed in the discussion might not be accepted by the tax authorities in question. The discussion is not intended, and should not be construed, as legal or professional tax advice and does not exhaust all possible tax considerations.

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

        Generally, Israeli companies are subject to “Corporate Tax” on their taxable income. On July 25, 2005, the Knesset, Israel’s Parliament, approved the Law of the Amendment of the Income Tax Ordinance (“Amendment No. 147”), 2005, effective commencing January 1, 2006, which prescribes, among others, a gradual decrease in the corporate tax rate in Israel to the following tax rates: in 2005 – 34%, in 2006 – 31%, in 2007 – 29%, in 2008 – 27%, in 2009 – 26% and in 2010 and thereafter – 25%. However, the effective tax rate payable by a company which derives income from an approved enterprise (as further discussed below) may be considerably less.

        Following an additional amendment to the Tax Ordinance, which came into effect on January 1, 2009, an Israeli corporation may elect a 5% rate of corporate tax (instead of 25%) for income from dividend distributions received from a foreign subsidiary which is used in Israel in 2009, or within one year after actual receipt of the dividend, whichever is later. The 5% tax rate is subject to various conditions, which include conditions with regard to the identity of the corporation that distributes the dividends, the source of the dividend, the nature of the use of the dividend income, and the period during which the dividend income will be used in Israel.

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

Tax Consequences to Residents of Israel

        Capital Gains

        Israeli law imposes a capital gains tax on capital gains derived from the sale of securities and other Israeli capital assets, including shares by Israeli residents. The capital gain or loss amount is equal to the consideration received by the holder for the shares less the holder’s tax basis in the shares. Under current law, following Amendment  No. 147, gains from sales of ordinary shares incurred after December 31, 2002, are subject to 20% capital gains tax (25% for substantial shareholder) for individuals, Israeli companies that were subject to the Income Tax Law (Inflation Adjustments) – 1985 (the “Adjustment Law”) prior to the publication of Amendment No. 147 are subject to corporate tax rate on capital gain driven from the sale of our ordinary shares, Israeli companies that were not subject to the Adjustment law prior to the publication of Amendment No. 147 are subject to capital gain tax at a rate of 25% in connection with the sale of our ordinary shares. If our ordinary shares were purchased prior to January 1, 2003, different taxation will apply. Certain withholding obligations may apply on the sale of our shares.

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

Tax Benefits under the Law for the Encouragement of Capital Investments, 1959

        Tax benefits prior to the amendment of 2005

        The Law for the Encouragement of Capital Investments, 1959, as in effect prior to April 1, 2005 (the “Investments Law”), provides that a capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry, Trade and Labor of the State of Israel, be designated as an approved enterprise. The Investment Center bases its decision as to whether or not to approve an application, among other things, on the criteria set forth in the Investments Law and regulations, the then prevailing policy of the Investment Center, and the specific objectives and financial criteria of the applicant. Each certificate of approval for an approved enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, e.g., the equipment to be purchased and utilized pursuant to the program.

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

        However, a company that was granted benefits according to section 51 of the Investment Law (prior the Amendment) would not be allowed to choose a new tax year as a Year of Election (as described below) under the Amendment, for a period of two years from the company’s previous Year of Commencement under the old investment law.

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

        Israeli Transfer Pricing Regulations

        On November 29, 2006, Income Tax Regulations (Determination of Market Terms), 2006, promulgated under Section 85A of the Tax Ordinance, came into effect (the “TP Regs”). Section 85A of the Tax Ordinance and the TP Regs generally requires that all cross-border transactions carried out between related parties be conducted on an arm’s length principle basis and will be taxed accordingly. The TP Regs are not expected to have a material effect on our company.

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

        As used herein, the term “U.S. Holder” means a beneficial owner of an ordinary share who is, for U.S. federal income tax purposes:

—	a citizen or, for U.S. federal income tax purposes, a resident of the United States;

—	a corporation created or organized in or under the laws of the United States or any political subdivision thereof;

—	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

—	a trust if (i) (A) a U.S. court is able to exercise primary supervision over the trust's administration and (B) one or more U.S. persons have the authority to control all of the trust's substantial decisions, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

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

        Based on our current and projected income, assets and activities, we believe that we were not a PFIC in the year 2008. However, because the determination of whether we are a PFIC is based upon the composition of our income and assets from time to time, there can be no assurances that we will not become a PFIC for any future taxable year.

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

        We are subject to certain of the reporting requirements of the Securities and Exchange Act of 1934, as amended, or the Exchange Act, as applicable to “foreign private issuers” as defined in Rule 3b-4 under the Exchange Act. As a foreign private issuer, we are exempt from certain provisions of the Exchange Act. Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, and transactions in our equity securities by our officers and directors are exempt from reporting and the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we file with the Securities and Exchange Commission an annual report on Form 20-F containing financial statements audited by an independent accounting firm. We also submit to the Securities and Exchange Commission reports on Form 6-K containing (among other things) press release and unaudited financial information. We post our annual report on Form 20-F on our website (http://www.gilat.com) promptly following the filing of our annual report with the Securities and Exchange Commission. The information on our website is not incorporated by reference into this annual report.

        This annual report and the exhibits thereto and any other document we file pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the Securities and Exchange Commission public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Securities and Exchange Commission’s public reference room in Washington, D.C. by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Exchange Act file number for our Securities and Exchange Commission filings is 000-21218.

        The Securities and Exchange Commission maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the Securities and Exchange Commission using its EDGAR (Electronic Data Gathering, Analysis, and Retrieval) system.

        The documents concerning our company that are referred to in this annual report may also be inspected at our offices located at Gilat House, 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva, 49130 Israel.

I.	Subsidiary Information

Not applicable

ITEM 11:	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        The table below details our balance sheet exposure by currency and interest rates:

	Expected Maturity Dates
	2009	2010	2011	2012	2013 and thereafter
	(In thousands)

Assets:

Restricted cash - in U.S. dollars	8,548	750	500	500	3,901
Weighted interest rate	3.01%	0.52%	0.65%	0.65%	0.67%
In other currency	33	41
Weighted interest rate	2.5%	0%

Restricted cash held by Trustees
In U.S. dollars	19,434
Weighted interest rate	2%
In other currency	4,735
Weighted interest rate	10.03%

Liabilities:

Long-term loans (including
current maturities)
In U.S. dollars:	4,000	4,000	4,000
Weighted interest rate	4.65%	4.65%	4.65%
In other currency:	346	368	5,635
Weighted interest rate	6.3%	6.3%	6.3%

Converted subordinated notes - in
U.S. dollars:		853	853	14,609
Weighted interest rate		4.00%	4.00%	4.00%

ITEM 12:	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

ITEM 13:	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None

ITEM 14:	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        Not applicable.

ITEM 15:	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

        Our principal executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended) as of December 31, 2008, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act is accumulated and communicated to our management, including our principal executive officer and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the rules of the Securities and Exchange Commission.

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

        Our management assessed the effectiveness of our internal control over financial reporting, as of December 31, 2008. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

        Based on that assessment, our management concluded that as of December 31, 2008,  our internal control over financial reporting is effective.

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

ITEM 16C:	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Billed by Independent Auditors

        The following table sets forth, for each of the years indicated, the fees billed to us by our independent auditors and the percentage of each of the fees out of the total amount paid to the auditors.

	Year Ended December 31,
	2008		2007
Services Rendered	Fees	Percentages	Fees	Percentages

Audit fees (1)	$872,643	98.2%	$788,211	97.6%
Tax fees (2)	15,520	1.8%	19,500	2.4%

Total	$888,163	100.0%	$807,711	100.0%

(1)	Audit fees are fees for audit services for each of the years shown in this table, including fees associated with the annual audit, services provided in connection with audit of our internal control over financial reporting and audit services provided in connection with other statutory or regulatory filings.

(2)	Tax fees are fees for professional services rendered by our auditors for tax compliance, tax planning and tax advice on actual or contemplated transactions.

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not applicable.

ITEM 16E:	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Issuer Purchase of Equity Securities

        In the year ended December 31, 2008, we did not engage in the purchase of any of our own shares.

ITEM 16F:	CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT

        Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

        Under NASDAQ Marketplace Rule 4350, or Rule 4350, foreign private issuers, such as our company, are permitted to follow certain home country corporate governance practices instead of certain provisions of Rule 4350. A foreign private issuer that elects to follow a home country practice instead of any of such provisions of Rule 4350, must submit to NASDAQ, in advance, a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws.

        On October 23, 2007, we provided NASDAQ with a notice of non-compliance with respect to the requirement to obtain shareholder approval for the establishment or material amendment of certain equity based compensation plans and arrangements, under which shares may be acquired by officers, directors, employees or consultants. Under Israeli law and practice, the approval of the board of directors is required for the establishment or material amendment of such equity based compensation plans and arrangements. However, any equity based compensation arrangement with a director or the material amendment of such an arrangement must be approved by our audit committee, board of directors and shareholders, in that order. We follow Israeli law and practice in accordance with which our board of directors is authorized to recommend to our shareholders director nominees for election, and our shareholders may nominate candidates for election as directors by the general meeting of shareholders. See Item 6C. “Directors, Senior Management and Employees – Board Practices – Election of Directors.”

PART III

ITEM 17:	FINANCIAL STATEMENTS

        Not applicable.

ITEM 18:	FINANCIAL STATEMENTS

The Consolidated Financial Statements and related notes required by this item are contained on pages F-1 through F-51 hereof.

ITEM 19:	EXHIBITS

1.1	Memorandum of Association, as amended. Previously filed as Exhibit 1.1 to our Annual Report on Form 20-F for the fiscal year ending December 31, 2000, which Exhibit is incorporated herein by reference.

1.2	Articles of Association, as amended and restated.

2.1	Form of 4.00% Convertible Subordinated Note due 2012. Previously filed as Exhibit T3C to our Registration Statement on Form F-3 (No.333-38667) which Exhibit is incorporated herein by reference

4.1.	Sublease and Master Deed of Lease dated as of March 28, 2001 by and among BP III Leasco, LLC as Sublessor, BP Tysons, LLC as Landlord and Spacenet Real Estate Holdings, LLC as Sublessee and Master Tenant. Previously filed as Exhibit 4.7 to our Annual Report on Form 20-F for the fiscal year ending December 31, 2000, which Exhibit is incorporated herein by reference.

8.1	List of subsidiaries. Previously filed as Exhibit 8.1 to our Annual Report on Form 20-F for the fiscal year ending December 31, 2006, which Exhibit is incorporated herein by reference.

10.1	Consent Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1924, as amended.

13	Certification by Chief Executive Officer and Chief Financial Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GILAT SATELLITE NETWORKS LTD. By: /s/ Amiram Levinberg —————————————— Amiram Levinberg Chairman of the Board of Directors

        Date: April 7, 2009

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008

IN U.S. DOLLARS

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

        Gilat’s management is responsible for establishing and maintaining adequate internal control over financial reporting for Gilat. Gilat’s internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S generally accepted accounting principles. Gilat’s internal control over financial reporting includes those policies and procedures that:

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

        Gilat’s management assessed the effectiveness of its internal control over financial reporting as of December 31, 2008. In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Gilat’s management has concluded based on its assessment, that its internal control over financial reporting was effective as of December 31, 2008 based on these criteria.

        The effectiveness of Gilat’s internal control over financial reporting as of December 31, 2008, has been audited by Kost, Forer, Gabbay & Kasierer (A Member of Ernst & Young Global), an independent registered public accounting firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

GILAT SATELLITE NETWORKS LTD.

        We have audited Gilat Satellite Networks Ltd.‘s (“Gilat”) internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). Gilat’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

        In our opinion, Gilat maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Gilat and its subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2008, and our report dated April 7, 2009, expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 7, 2009	A Member of Ernst & Young Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

GILAT SATELLITE NETWORKS LTD.

        We have audited the accompanying consolidated balance sheets of Gilat Satellite Networks Ltd. (the “Company”) and its subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2008 and 2007, and the consolidated results of their operations and cash flows, for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

        As discussed in Note 2t to the consolidated financial statements, in 2007, the Company adopted Interpretation No.48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109".

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 7, 2009, expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 7, 2009	A Member of Ernst & Young Global

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2008	2007

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$73,916	$122,807
Short- term bank deposits and held-to-maturity marketable securities	63,033	45,578
Short-term restricted cash	8,581	7,091
Restricted cash held by trustees	24,169	7,450
Trade receivables, net	59,038	43,746
Inventories	20,719	24,794
Other current assets	22,036	24,748

Total current assets	271,492	276,214

LONG-TERM INVESTMENTS AND RECEIVABLES:
Severance pay funds	11,085	11,835
Long-term restricted cash	5,692	6,321
Long-term restricted cash held by trustees	-	16,544
Long-term trade receivables, receivables in respect of capital leases and other
receivables	8,937	9,170

Total long-term investments and receivables	25,714	43,870

PROPERTY AND EQUIPMENT, NET	109,369	105,247

INTANGIBLE ASSETS AND DEFERRED CHARGES, NET	4,064	4,771

Total assets	$410,639	$430,102

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2008	2007

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit	$6,500	$5,823
Current maturities of long-term loans	4,346	5,354
Trade payables	23,317	25,954
Accrued expenses	25,761	20,275
Short-term advances from customer, held by trustees	24,169	15,005
Other current liabilities	34,593	52,436

Total current liabilities	118,686	124,847

LONG-TERM LIABILITIES:
Long-term loans, net	14,003	18,704
Long-term advances from customer, held by trustees	-	8,989
Accrued severance pay	12,297	11,723
Accrued interest related to restructured debt	1,838	2,493
Convertible subordinated notes	16,315	16,315
Other long-term liabilities	17,276	19,221

Total long-term liabilities	61,729	77,445

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 0.2 par value: Authorized - 60,000,000 shares as of
December 31, 2008 and 2007; Issued and outstanding - 40,048,591 and
39,611,873 shares as of December 31, 2008 and 2007, respectively	1,821	1,796
Additional paid-in capital	862,390	859,207
Accumulated other comprehensive income	2,106	1,776
Accumulated deficit	(636,093)	(634,969)

Total shareholders' equity	230,224	227,810

Total liabilities and shareholders' equity	$410,639	$430,102

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2008	2007	2006

Revenue:
Products	$150,351	$156,798	$126,093
Services	117,175	125,821	122,617

Total revenue	267,526	282,619	248,710

Cost of revenue:
Products	80,424	82,822	66,363
Services	101,150	97,952	91,982

Total cost of revenue	181,574	180,774	158,345

Gross profit	85,952	101,845	90,365
Operating expenses:
Research and development costs, net	16,942	15,030	13,642
Selling and marketing expenses	35,783	38,374	36,475
General and administrative expenses	29,819	31,052	26,800
Impairment of long-lived assets and other charges	5,020	12,218	-

Operating income (loss)	(1,612)	5,171	13,448

Financial income (expenses), net	1,300	5,998	(742)
Expenses related to aborted merger transaction	(2,350)	-	-
Other income (loss)	2,983	(116)	138

Income before taxes on income	321	11,053	12,844
Taxes on income	1,445	963	2,357

Net income (loss)	$(1,124)	$10,090	$10,487

Net earnings (loss) per share:
Basic	$(0.03)	$0.26	$0.41

Diluted	$(0.03)	$0.24	$0.38

Weighted average number of shares used in computing net earnings (loss)
per share:
Basic	39,901,019	39,140,718	25,799,077

Diluted	39,901,019	41,576,454	27,519,726

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

	Number of Ordinary shares (in thousands)	Share capital	Additional paid-in capital	Accumulated other comprehensive income (loss) **)	Accumulated deficit	Total comprehensive income (loss)	Total shareholders' equity

Balance as of December 31 2005	22,556	$995	$738,724	$16	$(654,237)		$85,498

Exercise of stock options	669	30	3,604	-	-		3,634
Stock-based compensation related to employees stock options	-	-	3,757	-	-		3,757
Conversion of long-term convertible loan from a related party	10,578	492	67,619	-	-		68,111
Issuance of shares in a public offering, net of $ 2,755
issuance expenses	5,017	240	39,646	-	-		39,886
Comprehensive income:
Foreign currency translation adjustments	-	-	-	686		$686	686
Net income	-	-	-	-	10,487	10,487	10,487

Total comprehensive income						$11,173

Balance as of December 31, 2006	38,820	1,757	853,350	702	(643,750)		212,059

Exercise of stock options	791	39	4,532	-	-		4,571
Stock-based compensation related to employees stock options	-	-	1,303	-	-		1,303
Conversion of convertible subordinated notes	1	*) -	22	-	-		22
Accumulated affect of adjustment upon adoption of FASB
Interpretation No. 48		-	-	-	(1,309)		(1,309)
Comprehensive income:
Foreign currency translation adjustments	-	-	-	1,074	-	$1,074	1,074
Net income	-	-	-	-	10,090	10,090	10,090

Total comprehensive income						$11,164

Balance as of December 31, 2007	39,612	1,796	859,207	1,776	(634,969)		227,810

Exercise of stock options	437	25	2,491	-	-	-	2,516
Stock-based compensation related to employees stock options	-	-	692	-	-	-	692
Comprehensive loss:
Foreign currency translation adjustments	-	-	-	(766)	-	(766)	(766)
Unrealized gain on forward contracts, net	-	-	-	1,096	-	$1,096	1,096
Net loss	-	-	-	-	(1,124)	(1,124)	(1,124)

Total comprehensive loss						$(794)

Balance as of December 31, 2008	40,049	$1,821	$862,390	$2,106	$(636,093)		$230,224

The accompanying notes are an integral part of the consolidated financial statements.

*) represents an amount of less the one thousand dollars.
**) represents adjustments in respect of foreign currency translation and unrealized gain on forward contracts, net. Balance of accumulated other comprehensive income (loss) as of December 31, 2008, 2007 and 2006 included foreign currency translation adjustments in the amount of $ 1,010, $ 1,776 and $ 702, respectively, and unrealized gain on forward contracts, net, in the amount of $ 1,096, $ 0, $ 0, respectively.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2008	2007	2006

Cash flows from operating activities:
Net income (loss)	$(1,124)	$10,090	$10,487
Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	13,132	17,715	20,728
Impairment of long-lived assets and other charges	5,020	12,218	-
Gain from disposal of a subsidiary consolidated in previous years	-	-	(137)
Stock based compensation related to employees stock options	692	1,303	3,757
Accretion of discount related to the York loan	-	-	504
Accrued severance pay, net	1,324	(218)	177
Accrued interest on short and long-term restricted cash	(189)	(1,326)	(896)
Accrued interest on held-to-maturity marketable securities	(1,778)	(2,102)	-
Exchange rate differences on long-term loans	(348)	766	705
Exchange rate differences on loans to employees	28	(250)	(223)
Capital loss from disposal of property and equipment	89	167	57
Deferred income taxes	(265)	(891)	(1,131)
Decrease (increase) in trade receivables, net	(15,979)	(14,037)	4,120
Decrease (increase) in other assets (including short-term, long-term
and deferred charges)	(4,336)	28,529	(6,258)
Decrease (increase) in inventories	36	(207)	(11,846)
Increase (decrease) in trade payables	(3,185)	4,619	(3,000)
Increase (decrease) in accrued expenses	3,640	(1,455)	(1,049)
Increase (decrease) in advances from customer, held by trustees, net	176	(7,914)	(11,430)
Increase (decrease) in other accounts payable and other long-term
liabilities, mainly deferred revenue	(16,553)	(24,232)	33,259

Net cash provided by (used in) operating activities	(19,620)	22,775	37,824

Cash flows from investing activities:
Purchase of property and equipment	(13,799)	(9,269)	(6,519)
Other investments	(195)	(223)	(6)
Purchase of held-to-maturity marketable securities	(143,572)	(73,791)	-
Proceeds from held-to-maturity marketable securities	127,895	30,315	-
Proceeds from sale of an investment accounted for at cost	1,801	-	-
Disposal of a subsidiary consolidated in previous periods	-	-	137
Proceeds from short-term bank deposits	-	-	3,300
Proceeds from sale of property and equipment	426	33	1,577
Loans to employees, net	2,798	946	284
Investment in restricted cash (including long-term)	(1,630)	(6,196)	(5,191)
Proceeds from restricted cash (including long-term)	769	4,259	16,263
Investment in restricted cash held by trustees	-	-	(3,520)
Proceeds from restricted cash held by trustees	-	90	1,987

Net cash provided by (used in) investing activities	$(25,507)	$(53,836)	$8,312

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2008	2007	2006

Cash flows from financing activities:
Exercise of stock options	$2,516	$4,571	$3,634
Issuance of shares, net of issuance expenses	-	(324)	40,210
Short-term bank credit, net	678	4,623	(6,972)
Proceeds from long-term loans	-	1,000	-
Repayments of long-term loans	(5,362)	(6,563)	(8,703)

Net cash provided by (used in) financing activities	(2,168)	3,307	28,169

Effect of exchange rate changes on cash and cash equivalents	(1,596)	1,016	311

Increase (decrease) in cash and cash equivalents	(48,891)	(26,738)	74,616
Cash and cash equivalents at the beginning of the year	122,807	149,545	74,929

Cash and cash equivalents at the end of the year	$73,916	$122,807	$149,545

Supplementary cash flow activities:

(1) Cash paid during the year for:
Interest	$2,160	$2,817	$7,769

Income taxes	$1,180	$1,898	$787

(2) Non-cash transactions:

Conversion of long-term convertible loan from a related party	$-	$-	$68,111

Classification between property and equipment and
inventories - net	$3,421	$2,197	$8,823

Purchase of property and equipment by assumption of loan	$-	$-	$1,753

Issuance expenses payable	$-	$-	$324

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:	GENERAL

a.	Organization:

Gilat Satellite Networks Ltd. (the “Company” or “Gilat”) and its subsidiaries (the “Group”) is a global provider of Internet Protocol, or IP, based digital satellite communication and networking products and services. The Company designs, produces and markets VSATs, or very small aperture terminals, and related VSAT network equipment. VSATs are earth based terminals that transmit and receive broadband, Internet, voice, data and video via satellite. VSAT networks combine a large central earth station, called a hub, with multiple remote sites (ranging from tens to thousands of sites), which communicate via satellite.

The Company currently operates three complementary, vertically integrated operational segments:

—	Gilat Network Systems (“GNS”) provides VSAT-based networks and associated professional services, including turnkey and management services, to telecom operators worldwide.

—	Spacenet Inc. (“Spacenet”) provides satellite network services to enterprises, small office/home office (“SOHOs”) and residential customers in the U.S.

—	Spacenet Rural Communications (“SRC”) provides telephony, Internet and data services primarily for rural communities in emerging markets in Latin America under projects that are subsidized by government entities.

Gilat was incorporated in Israel in 1987 and launched its first generation VSAT in 1989. For a description of principal markets and customers, see note 15.

b.	Impairment of long-lived assets and other charges:

In 2008 and 2007, the Group recorded losses for the impairment of its long lived assets and other charges with respect to its Colombian activity, included in SRC segment, in the amounts of $ 5,020 and $ 12,218, respectively, see also note 11.

c.	Agreement and Plan of Merger (the “Agreement and Plan of Merger”):

On March 31, 2008 the Company announced the signing of an Agreement and Plan of Merger to be acquired for an aggregate value of $ 475,000 in an all cash transaction by a consortium of private equity investors. The closing of the transaction was subject to shareholders’approval, certain regulatory approvals and other customary closing conditions.

On August 5, 2008 the Company informed the consortium that all conditions precedent to closing had been met.

On August 29, 2008 the Company notified the consortium that it was terminating the Agreement and Plan of Merger citing the consortium’s intentional breach of the merger agreement and failure to close the merger transaction within the extended time period established to complete the transaction.

The definitive agreement provides for a termination fee in the amount of approximately $47,500 payable to the Company, and the Company has sued the consortium members for this amount. See also note 7e.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:	GENERAL (Cont.)

d.	York Capital Management LP (“York”):

In July 2005, Bank Hapoalim, an Israeli bank, assigned its loan to the Company to York. The loan included the right to convert the aggregate amount of the loan plus accrued interest into the Company’s ordinary shares. At that time, Bank Hapoalim also provided York with an option to purchase 1,000,809 of the Company’s shares held by it at $ 6.30 per share for a period of two years. In addition, York was given a proxy to vote all 2,052,428 ordinary shares of the Company owned by Bank Hapoalim and an additional 1,250,000 ordinary shares of the Company owned by Mivtach Shamir Finance Ltd. until July 18, 2007. Following the above, York became a related party of the Company.

In December 2005, the Company revised the terms of the loan that was assigned by Bank Hapoalim to York. Under the amendment, York agreed to defer $ 19,350 of principal payments due and established a new payment schedule. In consideration, the Company agreed to reduce the exercise price of the warrant issuable to York (assigned by Bank Hapoalim) to $ 6.75 per share for the period ending September 30, 2006. In addition, during that period, the Company was granted the right to require the conversion of the outstanding loan from York at $ 6.75 per share under certain circumstances. Beginning October 1, 2006, the exercise price of the warrant was to revert to the original terms (see also Note 10).

On September 27, 2006, York converted its entire loan and accrued interest into warrants and immediately exercised its option to convert the warrants into shares at $ 6.75 per share. This resulted in the issuance of 10,578,474 ordinary shares of the Company to York.

Based on Interpretation 1 of Opinion 26 and EITF No. 85-17, “Accrued Interest upon Conversion of Convertible Debt”, the net carrying amount of the convertible debt and accrued interest unpaid, including the unamortized discount, in the total amount of $ 68,111 was credited to shareholders’ equity upon conversion.

e.	Issuance of ordinary shares

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

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b.	Functional Currency:

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

As of December 31, 2008 and 2007, the Company classified all of its debt securities as held-to-maturity. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity and are stated at amortized cost. The cost of held-to-maturity securities is adjusted for amortization of accretion of discounts to maturity. Interest is included in financial income (expenses), net.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In accordance with the Company’s policy and FASB Staff Position (FSP) Nos. SFAS 115-1 (FSP 115-1) and SFAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”, the Company recognizes an impairment charge when a decline in the fair value of its investments below the cost basis is judged to be other-than- temporary. The Company considers various factors in determining whether to recognize an impairment charge, including the Company’s intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value, the length of time and extent to which the fair value has been less than the cost basis, the credit ratings of the securities and the financial condition and near-term prospects of the issuers. During the years 2008 and 2007, the Company did not record any other-than-temporary impairment losses with respect to its holdings of marketable debt securities.

f.	Short-term and long-term restricted cash:

Short-term restricted cash is primarily invested in certificates of deposit, which mature within one year. As of December 31, 2008, the vast majority of this amount was linked to the dollar. It is used as collateral for the lease of the Group’s offices, performance guarantees to customers and loans, and bears a weighted average interest of 3.01% and 5.43% in 2008 and 2007, respectively.

Long-term restricted cash is primarily invested in certificates of deposit, which mature in more than one year. As of December 31, 2008, the vast majority of the amount is linked to the dollar. It bears an annual weighted average interest rate of 0.64% and 4.46% as of December 31, 2008 and 2007, respectively. This long-term restricted cash is used as collateral for the lease of the Group’s offices, a sale and lease back transaction, performance guarantees to customers and loans.

g.	Restricted cash held by trustees:

Short-term and long term restricted cash held by trustees is primarily invested in certificates of deposits and US government securities. As of December 31, 2008, 80% of the total amount is linked to the dollar and 20% of the total amount is linked to the Colombian Peso. The amounts held by trustees bear interest at rates of 2% and 10%, respectively, and are released based upon performance milestones as stipulated in the Group’s agreements with the government of Colombia. The Group signed revised agreements with the government of Colombia effective December 26, 2008. See also note 11.

h.	Inventories:

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items, excess inventories, discontinued products, new products introduction and for market prices lower than cost. Any write-off is recognized in the consolidated statement of operations as cost of revenue.

Cost is determined as follows:

Raw materials, parts and supplies – with the addition of allocable indirect manufacturing costs using the average cost method.

Work-in-progress – represents the cost of manufacturing with the addition of allocable indirect manufacturing costs, using the average cost method.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Finished products – calculated on the basis of direct manufacturing costs with the addition of allocable indirect manufacturing costs, using the average cost method.

i.	Investment in other companies:

The investment in these companies is stated at cost since the Group does not have the ability to exercise significant influence over operating and financial policies of the investments.

The Group’s investments in other companies are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable in accordance with APB 18. Any impairment loss is recognized in the consolidated statements of operations. As of December 31, 2008, 2007 and 2006, the investment in these companies was nil.

j.	Long-term trade receivables:

Long-term trade receivables from long-term payment agreements are initially recognized at estimated present values determined based on current rates of interest and reported at the net amounts in the accompanying consolidated financial statements. Imputed interest is recognized, using the effective interest method, as a component of financial income (expenses) in the statements of operations.

k.	Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets as follows:

Years

Buildings	50
Computers, software and electronic equipment	3 - 5
Office furniture and equipment	5 - 17
Vehicles	5 - 7
Leasehold improvements	Over the term of the lease or the useful
life of the improvements, the shorter of.

Equipment leased to others under operating leases is carried at cost less accumulated depreciation and depreciated using the straight-line method over the useful life of the assets.

l.	Intangible assets and deferred charges:

Intangible assets with definite useful life are subject to amortization and are carried at cost less accumulated amortization.

The assets are amortized using the straight-line method over their estimated useful lives, which are five to fifteen years, in accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Deferred charges represent costs related to the deferred revenue. Such costs are recognized when the related revenues are recognized and are presented on the balance sheet under other current assets for deferred charges that will be recognized within a year after the balance sheet date and under intangible assets and deferred charges, for deferred charges that will be recognized in more than one year after the balance sheet date.

m.	Impairment of long-lived assets and long-lived assets to be disposed of:

The Group’s long-lived assets are reviewed for impairment in accordance with SFAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. Such measurement includes significant estimates. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. However, the carrying amount of a group of assets is not to be reduced below its fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

In 2008 and 2007, the Group recorded impairment losses in respect of long lived assets related to its SRC operational segment in Colombia. See also Note 11.

n.	Revenue recognition:

The Group generates revenue mainly from the sale of products and services for satellite-based communications networks. Sale of products includes mainly the sale of VSATs and hubs. Service revenue include access to and communication via satellites (“space segment”), installation of network equipment, telephone services, internet services, consulting, on-line network monitoring, network maintenance and repair services. The Group sells its products primarily through its direct sales force and indirectly through resellers. Sales consummated by the Group’s sales force and sales to resellers are considered sales to end-users.

Revenue from product sales are recognized in accordance with SEC Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition” (“SAB No. 104”), when delivery has occurred, persuasive evidence of an agreement exists, the vendor’s fee is fixed or determinable, no further obligation exists and collectability is probable. When significant acceptance provisions are included in the arrangement revenue are deferred until the acceptance occurs. Generally the Group does not grant rights of return. Service revenue are recognized ratably over the period of the contract or as services are performed, as applicable.

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

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenue from products under sales-type-lease contracts are recognized in accordance with SFAS No. 13, “Accounting for Leases” (“SFAS No. 13”) upon installation or upon delivery, in cases where the customer obtains its own or other’s installation services. The net investments in sales-type-leases are discounted at the interest rates implicit in the leases. The present values of payments due under sales-type-lease contracts are recorded as revenue at the time of shipment or installation, as appropriate. Future interest income is deferred and recognized over the related lease term as financial income.

Revenue from products and services under operating leases of equipment are recognized ratably over the lease period, in accordance with SFAS No. 13.

Deferred revenue represent amounts received by the Company when the criteria for revenue recognition as described above are not met and are included in “other current liabilities” and “other long term liabilities”. In general, when deferred revenue are recognized as revenue, the associated deferred costs are also recognized as cost of sales.

o.	Shipping and advertising expenses:

Selling and marketing expenses include shipping expenses in the amounts of $ 2,102, $ 2,450, and $ 3,800 for the years ended December 31, 2008, 2007 and 2006, respectively.

Advertising costs are expensed as incurred. Advertising expenses for the years ended December 31, 2008, 2007 and 2006 amounted to $ 878, $ 897 and $ 562, respectively.

p.	Warranty costs:

Generally, the Company provides product warranties for periods between twelve to eighteen months at no extra charge. A provision is recorded for estimated warranty costs based on the Company’s experience. Warranty expenses for the years ended December 31, 2008, 2007 and 2006 were immaterial.

q.	Research and development expenses:

Research and development expenses, net of grants received, are charged to expenses as incurred.

r.	Grants:

The Company received non-royalty-bearing grants from the Government of Israel, the Advanced Satellite Network Technologies (“ASNT”), SES Global S.A Satellite Networks Next Generation Technologies and from other funding sources, for approved research and development projects. These grants are recognized at the time the Company is entitled to such grants on the basis of the costs incurred or milestones achieved as provided by the relevant agreement and included as a deduction from research and development expenses.

Research and development grants deducted from research and development expenses amounted to $ 1,760, $ 2,240 and $ 2,045 in 2008, 2007 and 2006, respectively.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s.	Accounting for stock-based compensation:

The Company accounts for stock-based compensation in accordance with SFAS No. 123 (revised 2004), “Stock-Based Payment” (“SFAS No. 123(R)”). SFAS No. 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated statement of operations.

The Company recognizes compensation expenses for the value of its awards, which vested and were granted prior to January 1, 2006, based on the accelerated attribution method and for awards granted subsequent to January 1, 2006, based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures. SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The Company selected the Black-Scholes-Merton option pricing model as the most appropriate fair value method for its stock-options awards and values restricted stock based on the market value of the underlying shares at the date of grant. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements. The expected term of options granted is based upon historical experience and represents the period of time that options granted are expected to be outstanding. Prior to December 31, 2007 expected term of options was determined based on simplified method permitted by SAB No. 107 as the average of the vesting period and the contractual term. Starting January 1, 2008 expected term of options granted is based upon historical experience complying with SAB 110. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

The Company accounts for equity instruments issued to third party service providers (non-employees) in accordance with the fair value based on an option-pricing model, pursuant to the guidance in EITF 96-18 “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services”. The fair value of the options granted is revalued over the related service periods and recognized over the vesting period.

See Note 9 for a further discussion on stock-based compensation.

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

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect of applying FIN 48 is reported as an adjustment to the opening balance of accumulated deficit. The adoption of FIN 48 resulted in an increase of the tax provision in the amount of $ 1,309 which adjusted the balance of the accumulated deficit, as of January 1, 2007.

u.	Concentrations of credit risks:

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits and held-to-maturity marketable securities, short-term and long-term restricted cash, short-term and long-term restricted cash held by trustees, trade receivables, short-term and long-term receivables relating to capital leases and long-term trade receivables.

The majority of the Group’s cash and cash equivalents, short-term bank deposits, and short-term and long-term restricted cash are invested in U.S dollars with major banks in Israel and in the United States. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Generally, these cash equivalents may be redeemed upon demand and, therefore management believes that they bear lower risk.

Most of the Company’s marketable securities include investments in U.S. government debentures. The Company’s investment policy, limits the amount the Company may invest in any one type of investment, thereby reducing credit risk concentration. See also Note 3.

The Group also has restricted cash held by trustees, which is invested in U.S. dollar deposits, US government securities and in Colombian Peso deposits with major banks in Colombia and in the U.S. As of December 31, 2008, restricted cash held by the trustees amounted to $ 24,169. The Company is entitled to receive the restricted cash held by the trustee in stages based upon operational milestones. The cash held in trusts is reflected in the Company’s balance sheet as “Restricted cash held by trustees”. If the Company will not meet certain milestones, as determined in the re-negotiated agreements effective on December 26, 2008 with the Colombian government, the Company may be unable to receive this restricted cash. See also Note 11.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Trade receivables, short-term and long-term receivables relating to capital leases and long-term trade receivables of the Group are mainly derived from sales to major customers located in the U.S., Europe, Asia, South America and Africa. The Group performs ongoing credit evaluations of its customers and obtains letters of credit and bank guarantees for certain receivables. An allowance for doubtful accounts is determined with respect to specific debts that the Group has determined to be doubtful of collection.

A significant portion of the Group’s restricted cash held by trustees, trade receivables and long-term trade receivables is from two countries in Latin America – Colombia and Peru. Any instability in the political or economic situation or otherwise in those countries, could have a significant adverse impact on the Company.

In 2008 the Company entered into hedging agreements, with major banks in Israel, in order to hedge portions of its anticipated NIS payroll payments. These contracts are designated as cash flow hedges. Those contracts mature at the time in which the related salary payments are paid. See also note 2(y) and note 8.

v.	Employee related benefits:

Severance Pay

The Company’s liability for severance pay is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees whose employment is terminated by the Company or who are otherwise entitled to severance pay in accordance with Israeli law or labor agreements are entitled to one month’s salary for each year of employment or a portion thereof. The Company’s liability for all of its Israeli employees is partly provided for by monthly deposits for insurance policies and the remainder by an accrual. The value of these policies is recorded as an asset in the Company’s consolidated balance sheet.

During April and May 2008 (the”transition date”), the Company amended the contracts of most of its Israeli employees so that starting on the transition date, such employees are subject to Section 14 of the Severance Pay Law – 1963 (“Section 14”) for severance pay accumulated in periods of employment subsequent to the transition date. In accordance with section 14, upon termination, the release of the contributed amounts from the fund to the employee shall relieve the Company from any further severance liability and no additional payments shall be made by the Company to the employee. As a result, the related obligation and amounts deposited on behalf of such obligation are not stated on the balance sheet, as the Company is legally released from severance obligation to employees once the amounts have been deposited, and the Company has no further legal ownership of the amounts deposited.

The carrying value for the deposited funds for the Company’s employees’ severance pay for employment periods prior to April and May 2008 include profits and losses accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Severance pay expenses for the years ended December 31, 2008, 2007 and 2006, amounted to approximately $ 3,265 $ 2,505 and $ 2,421, respectively.

401K profit sharing plans

The Company has a number of savings plans in the United States that qualify under Section 401(k) of the Internal Revenue Code. U.S employees may contribute up to 100% of their pretax salary, but not more than statutory limits. The Company contributes one dollar for each dollar a participant contributes in this plan, in an amount of up to 3% and in addition, it contributes fifty cents for each dollar a participant contributes in this plan, for an additional 3%. Matching contributions in 2008, 2007 and 2006 for all the plans were approximately $ 700 per year. Matching contributions are invested in proportion to each participant’s voluntary contributions in the investment options provided under the plan.

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

The fair value of the convertible subordinated notes was determined based on management estimates that incorporate the estimated market participant expectations of future cash flow and market value (on the over the counter market). As of December 31, 2008 and 2007, the Company’s convertible subordinated notes fair value was $13,317 and $13,215, respectively.

x.	Net earnings (loss) per share:

Basic net earnings (loss) per share are computed based on the weighted average number of ordinary shares outstanding during each period. Diluted net earnings (loss) per share are computed based on the weighted average number of ordinary shares outstanding during each period, plus dilutive potential ordinary shares considered outstanding during the period, in accordance with SFAS No. 128, “Earnings per Share”. The total weighted average number of shares related to the outstanding options and warrants excluded from the calculations of diluted net earnings (loss) per share, as they would have been anti-dilutive, was 1,145,918, 272,803 and 9,276,286 for the years ended December 31, 2008, 2007 and 2006, respectively.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following table sets forth the computation of basic and diluted net earnings (loss) per share:

1.	Numerator:

	Year ended December 31,
	2008	2007	2006

Numerator for basic and diluted net earnings
(loss) per share -
Net income (loss) available to holders of
Ordinary Shares	$(1,124)	$10,090	$10,487

2.	Denominator (in thousands):

	Year ended December 31,
	2008	2007	2006

Denominator for basic net earnings (loss) per share -
Weighted average number of shares	39,901	39,141	25,799
Add-employee stock options and
convertible notes	*-	2,435	1,721

Denominator for diluted net earnings (loss) per
share - adjusted weighted average shares
assuming exercise of options	39,901	41,576	27,520

*Anti-dilutive

y.	Derivatives and hedging activities:

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

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

z.	Impact of recently issued accounting pronouncements:

In February 2008, the FASB issued FASB Staff Position ("FSP") FAS No. 157-2, "Effective Date of FASB Statement No. 157" ("FSP 157-2"), to delay the effective date of FASB Statement 157 for one year for certain nonfinancial assets and nonfinancial liabilities, excluding those that are recognized or disclosed in financial statements at fair value on a recurring basis (that is, at least annually). For purposes of applying the FSP 157-2, nonfinancial assets and nonfinancial liabilities include all assets and liabilities other than those meeting the definition of a financial asset or a financial liability in FASB Statement 159. FSP 157-2 defers the effective date of Statement 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP 157-2. The Company does not expect the adoption of FSP 157-2 to have a material impact on its financial position, results of operations or cash flows.

In March 2008, the FASB issued Statement 161 "Disclosures about Derivative Instruments and Hedging Activities" ("SFAS 161") an amendment to FASB No. 133. This statement changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why and entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Early application is encouraged. The Company does not expect the adoption of SFAS 161 to have a material impact on its financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS 160, "Noncontrolling Interests in Consolidated Financial Statements" ( "SFAS 160 "). SFAS 160 amends ARB 51, "Consolidated Financial Statements ", to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It also clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 also changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS 160 requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent owners and the interests of the non-controlling owners of a subsidiary. SFAS 160 is effective for fiscal periods, and interim periods within those fiscal years, beginning on or after December 15, 2008. The impact of SFAS 160 on the Company's consolidated financial statements will depend on the nature and size of acquisitions, if any, subsequent to the effective date.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In December 2007, the FASB issued SFAS 141(R), "Business Combinations" ( "SFAS 141(R) "). This Statement replaces SFAS No. 141, "Business Combinations ", and requires an acquirer to recognize the assets acquired, the liabilities assumed, including those arising from contractual contingencies, any contingent consideration and any non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the statement. SFAS 141(R) also requires the acquirer in a business combination achieved in stages (sometimes referred to as a step acquisition) to recognize the identifiable assets and liabilities, as well as the non-controlling interest in the acquiree, at the full amounts of their fair values (or other amounts determined in accordance with SFAS 141(R)). In addition, SFAS 141(R)'s requirement to measure the non-controlling interest in the acquiree at fair value will result in recognizing the goodwill attributable to the non-controlling interest in addition to that attributable to the acquirer. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The impact of SFAS 141R on the Company's consolidated results of operations and financial condition will depend on the nature and size of acquisitions, if any, subsequent to the effective date.

In April 2008, the FASB issued FSP 142-3, "Determination of the Useful Life of Intangible Assets" (FSP 142-3). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, "Goodwill and Other Intangible Assets". FSP 142-3 is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the potential impact, if any, of the adoption of FAS 142-3 on its consolidated financial statement

EITF Issue No. 08-7, "Defensive Intangible Assets" ("EITF 08-7"), requires an acquiring entity to account for defensive intangible assets as a separate unit of accounting. Defensive intangible assets should not be included as part of the cost of the acquirer's existing intangible assets because the defensive intangible assets are separately identifiable. Defensive intangible assets must be recognized at fair value in accordance with SFAS 141(R) and SFAS 157. EITF 08-7 will be effective for the reporting period beginning after December 15, 2008. The impact of EITF 08-7 on the Company's consolidated financial statements will depend on the nature and size of acquisitions, if any, subsequent to the effective date

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles". SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. It is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles". The Company does not expect SFAS No. 162 to have a material effect on its financial statements.

In October 29, 2008, the FASB issued FSP No.132 (R)-a, "Employers' Disclosures about Pensions and Other Postretirement Benefits," to require that an employer disclose the following information about the fair value of plan assets: 1) the level within the fair value hierarchy in which fair value measurements of plan assets fall; 2) information about the inputs and valuation techniques used to measure the fair value of plan assets; and 3) a reconciliation of beginning and ending balances for fair value measurements of plan assets using significant unobservable inputs. The FSP will be effective for fiscal years ending after December 15, 2009, with early application permitted. Application of the FSP would not be required for earlier periods that are presented for comparative purposes. The Company is currently evaluating the potential impact of adopting this FSP on the disclosures in its financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In June 2008, the FASB issued FSP EITF No. 03-6-1 "Determining Whether Instruments Granted in Stock-based Payment Transactions Are Participating Securities". Under the FSP, unvested stock-based payment awards that contain rights to receive non-forfeitable dividends (whether paid or unpaid) are participating securities, and should be included in the two-class method of computing EPS. The FSP is effective for fiscal years beginning after December 15, 2008, and interim periods within those years. The Company is currently evaluating the impact of EITF 03-6-1 on its financial statements.

aa.	Reclassification:

Certain 2007 figures have been reclassified to conform to the 2008 presentation. The reclassification had no effect on previously reported net income (loss), shareholders' equity or cash flows.

NOTE 3:	MARKETABLE SECURITIES

The Company invests in marketable debt securities, which are classified as held-to-maturity investments and included as part of short-term bank deposits and held-to-maturity marketable securities balance. The following is a summary of the Company's marketable debt securities:

	December 31,
	2008			2007
	Amortized cost*)	Unrealized gain (loss) *)	Market value	Amortized cost*)	Unrealized gain (loss) *)	Market value

Held-to-maturity:

Israeli Government debentures	$4,517	$6	$4,523	$4,260	(3)	$4,257
U.S. Government debentures	58,757	38	58,795	41,134	195	41,329

	$63,274	$44	$63,318	45,394	192	45,586

*)	Israeli and U.S Government debentures include accrued interest to be received, disclosed as part of “other current assets”, in the amount of approximately $ 2 and $ 239 respectively as of December 31, 2008 and $ 64 and $ 1,302 respectively, as of December 31, 2007. There are no unrealized losses with respect to these debentures as of December 31, 2008.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:	INVENTORIES

a.	Inventories are comprised of the following:

	December 31,
	2008	2007

Raw materials, parts and supplies	$1,348	$8,657
Work in progress	950	4,250
Finished products	18,421	11,887

	$20,719	$24,794

b.	Inventory write-offs totaled $ 1,556, $ 500 and $ 1,210 in 2008, 2007 and 2006, respectively.

NOTE 5:	PROPERTY AND EQUIPMENT, NET

a.	Composition of property and equipment, grouped by major classifications, is as follows:

	December 31,
	2008	2007

Cost:
Buildings and land	$92,490	$92,114
Computers and electronic equipment	89,039	82,307
Equipment leased to others	106,031	98,837
Office furniture and equipment	9,109	8,968
Vehicles	427	375
Leasehold improvements	6,053	5,806

	303,149	288,407
Accumulated depreciation and provision for impairment *)	193,780	183,160

Depreciated cost	$109,369	$105,247

*)	The accumulated depreciation of equipment leased to others as of December 31, 2008 and 2007 is $ 89,944 and $ 85,518, respectively.

b.	Depreciation expenses totaled $ 12,502, $ 16,848 and $ 19,769 in 2008, 2007 and 2006, respectively.

c.	In 2008 and 2007, the Group recorded impairment losses in respect of its long lived assets in Colombia, see also Note 11.

d.	As for pledges and securities, see also Note 13f.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:	INTANGIBLE ASSETS AND DEFERRED CHARGES, NET

a.	Composition of intangible assets and deferred charges, grouped by major classifications, is as follows:

	Weighted average amortization	December 31,
		2008	2007
	years

Cost:
Identifiable intangible assets resulting from
acquisitions of a subsidiary	12.6	$21,159	$22,599
Customer acquisition costs		-	1,416
Other	5	1,483	1,293

		22,642	25,308
Accumulated amortization		19,221	21,448

Amortized cost		3,421	3,860

Deferred charges		643	911

		$4,064	$4,771

b.	Amortization expenses amounted to $ 630, $ 867 and $ 959 for the years ended December 31, 2008, 2007 and 2006, respectively.

c.	Estimated amortization expenses for the following years is as follows:

Year ending December 31,

2009	$639
2010	639
2011	639
2012	639
2013 and thereafter	865

$3,421

NOTE 7:	COMMITMENTS AND CONTINGENCIES

a.	On March 29, 2001, Spacenet completed a transaction for the sale and leaseback of its corporate headquarters building. The sale price of the property was approximately $ 31,500 net of certain fees and commissions. Concurrently with the sale, Spacenet entered into an operating leaseback contract for a period of fifteen years at an initial annual rent of approximately $ 3,500 plus escalation. The capital gain resulting from the sale and leaseback amounting to $ 5,600 was deferred and is being amortized over the fifteen year term of the lease. In accordance with the lease terms, Spacenet made a security deposit consisting of a $ 5,800 fully cash collateralized letter of credit for the benefit of the lessor. The lease is accounted for as an operating lease in accordance with Statement of Financial Accounting Standards No. 13, “Accounting for Leases” (“SFAS No. 13”).

b.	Lease commitments:

Minimum lease commitments of certain subsidiaries under non-cancelable operating lease agreements with respect to premises occupied by them, at rates in effect subsequent to December 31, 2008, are as follows:

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:	COMMITMENTS AND CONTINGENCIES (Cont.)

Year ending December 31,	Gross commitments	Receivables from subleases	Net commitments

2009	$5,605	$1,348	$4,257
2010	5,087	1,287	3,800
2011	5,110	1,069	4,041
2012	5,110	967	4,143
2013	5,206	647	4,559
2014 and therafter	11,849	-	11,849

	$37,967	$5,318	$32,649

Gross rent expenses and income from subleases were $ 7,016 and $ 1,508, respectively in 2008, $ 6,493 and $ 1,169, respectively in 2007, $ 6,642 and $ 1,416, respectively in 2006,

Out of the above commitment, $ 2,152 is included as restructuring accrual in other accounts payable and other long-term liabilities as of December 31, 2008. Some of the Group’s lease agreements do not include renewal options.

c.	Commitments with respect to space segment services:

Future minimum payments due for space segment services subsequent to December 31, 2008, are as follows:

Year ending December 31,

2009	$26,752
2010	14,507
2011	9,755
2012	4,050
2013 and thereafter	586

$55,650

Space segment services expenses totaled $ 26,628, $ 23,970 and $ 23,698 in 2008, 2007 and 2006, respectively.

d.	In 2008 and 2007, the Company’s primary material purchase commitments derived from inventory’s suppliers. The Company’s material inventory purchase commitments are based on purchase orders, or on outstanding agreements with some of the Company’s suppliers of inventory. As of December 31, 2008 and 2007, the Company major outstanding inventory purchase commitments amounted to $ 18,963 and $ 18,400, respectively, all of which were orders placed or commitments made in the ordinary course of its business. As of December 31, 2008 and 2007, $ 10,482 and $ 13,000, respectively, of these orders and commitments, were from suppliers which can be considered sole or limited in number.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:	COMMITMENTS AND CONTINGENCIES (Cont.)

e.	Legal and tax contingencies:

1.	In September 2003, Nova Mobilcom S.A., or Mobilcom, filed a lawsuit against Gilat do Brail for specific performance of a Memorandum of Understanding which provided for the sale of Gilat do Brasil, and specifically the GESAC project, a government education project awarded to Gilat do Brazil, to Mobilcom for an unspecified amount. Gilat do Brasil does not believe that this claim has any merit and is vigorously defending itself against the claims presented therein.

2.	In 2003, the Brazilian tax authority has filed a claim against a subsidiary of Spacenet in Brazil, for alleged taxes due of approximately $4,000. In January 2004, the subsidiary received notice of an administrative ruling reducing the amount of the claim, and the subsidiary filed an appeal of such ruling. In December 2005, this appeal was denied and as of December 31, 2008, the subsidiary faces a tax liability of approximately $ 6,700 (the amount has increased due to interest and exchange rate differences). The subsidiary denies such claims and has filed a petition known as a “Ação Anulatória” in the State Courts of the State of São Paulo, Brazil.

3.	On March 31, 2008 the Company announced the signing of a Merger Agreement to be acquired for an aggregate value of $ 475,000 in an all cash transaction by a consortium of private equity investors. On August 5, 2008 the Company informed the consortium that all conditions precedent to closing has been met. On August 29, 2008 the Company notified the consortium that it was terminating the Merger Agreement citing the consortium members’ intentional breach of the Merger Agreement and failure to close the merger transaction within the extended time period established to complete the transaction. In November 2008, the Company filed lawsuits against each of the parties that had guaranteed the payment of a termination fee under the Merger Agreement. The lawsuits were filed in the Tel Aviv District Court against Mivtach Shamir Holdings Ltd., LR Group Ltd., Gores Capital Partners II, L.P, and DGB Investments, Inc. for their pro rata commitment to guarantee the termination fee due to the Company. The Merger Agreement provides for a termination fee in the amount of $47,500, payable to the Company, in the event of an intentional breach of the agreement by the consortium. See also (4) below.

4.	In October 2008 a lawsuit and a motion for its approval as a class action proceeding was filed in the District Court of Jerusalem by eight individuals and Israeli companies against the Company, all of its directors and its 20% shareholder, York Capital Management. The plaintiffs claim damages based on the amounts they would have been paid had the merger with the consortium closed. The Company and its independent legal counsel believe the claims are completely without merit, and that the lawsuit is without basis. The Company intends to use all legal means necessary to protect and defend the Company and its directors.

5.	The Company has certain tax exposures in some of the jurisdictions in which it conducts business. Specifically, in certain jurisdictions in the United States and in Latin America the Company is in the midst of different stages of audits and has received certain tax assessments. The tax authorities in these and in other jurisdictions in which the Company operates as well as the Israeli Tax Authorities may raise additional claims, which might result in increased exposures and ultimately, payment of additional taxes.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:	COMMITMENTS AND CONTINGENCIES (Cont.)

6.	The Company has accrued, $ 15,291 and $ 15,076 as of December 31, 2008 and 2007, respectively, for the expected implications of such legal and tax contingencies. These accruals are comprised of $ 14,295 and $ 13,779 of tax related accruals as of December 31, 2008 and 2007, respectively, and $ 996 and $ 1,297 of legal and other accruals as of December 31, 2008 and 2007, respectively. The accruals related to tax contingencies have been assessed by the Company’s management based on the advice of outside legal and tax advisers. The total estimated exposure for the aforementioned tax related accruals is $ 23,284 and $ 24,519 as of December 31, 2008 and 2007, respectively. The estimated exposure for legal and other related accruals is $ 1,599 and $ 1,438 as of December 31, 2008 and 2007, respectively.

The tax accruals include various tax matters such as taxes on income, property taxes, sales and use tax and value added tax, that are in different stages of audits, for which tax assessments have been received, or various tax exposures in which the Company has assessed the exposure and determined that an accrual is necessary. The accruals related to legal contingencies have been assessed by the Company’s management based on the advice of independent legal advisers and are comprised of matters for which legal proceedings have been initiated against the Company.

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

As of December 31, 2008, the aggregate amount of bank guarantees outstanding in order to secure the Group’s various performance obligations was approximately $14,700, including an aggregate of approximately $6,300 on behalf of the subsidiary in Peru. The Group has restricted cash as collateral for these guarantees in an amount of approximately $1,900.

In order to guarantee the Company’s performance obligations for its Colombian activities, the Company secured insurance from a local insurance company in Colombia. The Company has provided the insurance company with various corporate guarantees, guaranteeing the Company’s performance and its employee salary and benefit costs for in excess of $27,000 and $5,000 respectively.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:	COMMITMENTS AND CONTINGENCIES (Cont.)

In addition, the Group has provided bank guarantees for certain leases throughout the world for an aggregate amount of approximately $ 5,846. The Group has restricted cash as collateral for these guarantees in an amount of approximately $ 5,846. The Group also provided other guarantees of approximately $ 1,903 as of December 31, 2008.

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

To protect against changes in value of forecasted foreign currency cash flows resulting from salaries and other payments that are denominated in NIS, the Company has entered into foreign currency forward contracts and put option contracts. These contracts are designated as cash flows hedges, as defined by SFAS No. 133, as amended, and are considered highly effective as hedges of these expenses.

During the year ended December 31, 2008 and 2007, the Company recognized a net income of $ 667 and $ 792, respectively, related to the effective portion of its hedging instruments. The effective portion of the hedged instruments has been included as an offset of payroll expenses and other operating expenses in the statement of operations. The ineffective portion of the hedged instrument amounted to $ 186 and $ 138 during the years ended December 31, 2008 and 2007, respectively and has been recorded as a financial income.

The fair value of the hedging instruments as of December 31, 2008 constituted an asset of approximately $ 1,096. As of December 31, 2007 the Company had no outstanding hedging instruments. The term of all of these instruments as of December 31, 2008 are less than one year.

At December 31, 2008, the Company expects to reclassify $ 1,096 of net gain on derivative instruments from accumulated other comprehensive income to earnings during the next twelve months.

NOTE 9:	SHAREHOLDERS’ EQUITY

a.	Share capital:

1.	Ordinary shares confer upon their holders voting rights, the right to receive cash dividends and the right to share in excess assets upon liquidation of the Company.

2.	In September 2006, the Company issued 10,578,474 ordinary shares to York upon the conversion of its long-term convertible note. See also Note 1d and 10e.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:	SHAREHOLDERS’ EQUITY (Cont.)

3.	In December, 2006, the Company consummated a public offering of 8,050,000 ordinary shares at a price of $8.50 per share. Of such shares, 5,016,667 ordinary shares were issued by the Company and the remaining shares were sold by a selling shareholder (York). Through this offering the Company raised gross proceeds of $ 42,641. Issuance expenses amounted to approximately $ 2,755.

4.	During the years ended December 31, 2008, 2007 and 2006, 436,718, 790,563 and 668,913 options, were exercised for ordinary shares and the same number of the ordinary shares were issued, respectively.

b.	Stock Option Plans:

The Company adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard starting from January 1, 2006, the first day of the Company’s fiscal year 2006. Under that transition method, compensation cost recognized in the years ended December 31, 2008, 2007 and 2006, includes: (a) compensation cost for all stock-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of Statement 123, and (b) compensation cost for all stock-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of Statement 123(R). Results for prior periods have not been restated.

The Company recognizes compensation expenses for the value of its awards, which have graded vesting, granted prior to January 1, 2006, based on the accelerated attribution method and for awards granted subsequent to January 1, 2006, based on the straight line method over the requisite service period of each of the awards.

Description of Plans

The Company has four stock option plans, the 1995 and the 2003 Stock Option and Incentive Plans and the 2005 and 2008 Stock Incentive Plans (“the Plans”). The 1995 Plan was amended in 1997, 1998 and 1999, and expired although there are still options outstanding under this plan. Under the 2003 Plan, options may be granted to employees, officers, directors and consultants of the Company.

In 2005, the Company’s shareholders approved two increases in the number of options available for grant under the 2003 Plan from an aggregate of 4,635,000 shares to a total of 6,135,000 shares available for future grants. As of December 31, 2008, an aggregate of 698,763 shares of the Company are still available for future grants under the 2003 Plan.

The exercise price per share under the 1995 Plan was not less than the market price of an ordinary share at the date of grant. The exercise price per share under the 2003 Plan is the higher of (i) $ 5.00 per share; and (ii) the market value of the shares as of the date of the option grant, unless otherwise provided in the stock option agreement.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:	SHAREHOLDERS’ EQUITY (Cont.)

In December 2005, the Company’s shareholders approved the adoption of a new plan, the 2005 Plan with 1,500,000 shares or stock options available for grant. This Plan is designed to enable the Company’s Board of Directors to determine various forms of incentives for all forms of service providers and, when necessary, adopt a sub-plan in order to grant specific incentives. Among the incentives that may be adopted are share options, performance share awards, performance share unit awards, restricted shares, restricted share unit awards and other stock-based awards. As of December 31, 2008, the Company granted 50,000 performance based options under the 2005 Plan, based on attaining sales target conditions, which are outstanding as of December 31, 2008 and 2007. As of December 31, 2008 the Company did not record any expenses relating to these options since achievement of the sales target is not expected. As of December 31, 2008, an aggregate of 10,000 shares of the Company are still available for future grants from the 2005 Plan.

In October 2008, the compensation/ stock option committee of the Company’s board of directors approved the adoption of a new plan, the 2008 Plan with 1,000,000 shares or stock options available for grant and a sub-plan to enable qualified optionees certain tax benefits under the Israeli Income Tax Ordinance. Among the incentives that may be adopted are share options, performance share awards, performance share unit awards, restricted shares, restricted share unit awards and other stock-based awards. As of December 31, 2008, an aggregate of 365,000 shares of the Company are still available for future grants under the 2008 Plan.

Options granted under the plans above generally vest quarterly over two to four years. The options expire six, seven or ten years from the date of grant. Any options, which are forfeited or canceled before expiration, become available for future grants.

Valuation Assumptions

The Company estimates the fair value of stock options granted using the Black-Scholes-Merton option-pricing model. The option-pricing model requires a number of assumptions, of which the most significant are expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements.

The expected option term represents the period that the Company’s stock options are expected to be outstanding and based on historical incidence of exercise of options. Prior to December 31, 2007, the expected term of options was determined based on the simplified method permitted by SAB No. 107 as the average of the vesting period and the contractual term. Starting January 1, 2008, the expected term of options granted is based upon historical experience complying with SAB 110. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:	SHAREHOLDERS’ EQUITY (Cont.)

Options granted to employees

The fair value of the Company’s stock options granted to employees and directors for the years ended December 31, 2008, 2007 and 2006 was estimated using the following weighted average assumptions:

	Year ended December 31,
	2008	2007	2006

Risk free interest	1.18%	4.5%	4.7%
Dividend yields	0%	0%	0%
Volatility	45%	45%	47%
Expected term (in years)	3.6	6.1	5.4

A summary of employee option activity under the Company’s Stock Option Plans as of December 31, 2008 and changes during the year ended December 31, 2008 are as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value (in thousands)

Outstanding at December 31, 2007	4,097,030	$8.6	7.6	$17,298
Granted	630,000	$4.3
Exercised	(336,718)	$6.0
Expired	(3,846)	$895.5
Forfeited	(92,842)	$13.7

Outstanding at December 31, 2008	4,293,624	$7.2	6.5	-

Exercisable at December 31, 2008	3,541,578	$7.7	6.7	-

Vested and expected to vest at
December 31, 2008	4,215,082	$7.2	6.6	-

A summary of employee option activity under the Company’s Stock Option Plans as of December 31, 2007 and 2006 and changes during the years ended on those dates are as follows:

	Year ended December 31,
	2007		2006
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Options outstanding at the
beginning of the year	4,840,322	$8.8	5,159,835	$8.6
Changes during the year:
Granted	90,500	$8.7	312,000	$7.2
Exercised	(781,075)	$5.8	(521,851)	$5.6
Expired	(3,373)	$465.0	(499)	$346.3
Forfeited	(49,344)	$39.7	(109,163)	$10.9
Options outstanding at the end
of the year (*)	4,097,030	$8.6	4,840,322	$8.8

Options exercisable at the end
of the year	3,346,423	$9.0	3,514,823	$9.8

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:	SHAREHOLDERS’ EQUITY (Cont.)

The weighted-average grant-date fair value of options granted during the years ended December 31, 2008, 2007 and 2006 was $ 0.55 ,$ 4.3 and $ 3.55, respectively. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company’s closing stock price on the last trading day of the year 2008 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2008. This amount changes, based on the fair market value of the Company’s stock. Total intrinsic value of options exercised for the years ended December 31, 2008, 2007 and 2006 was approximately $ 2,127, $ 3,190 and $ 1,574, respectively.

Total grant-date fair value of options that vested during the years ended December 31, 2008, 2007 and 2006 was approximately $ 14,429, $ 15,564 and $17, 645, respectively.

The options outstanding under the Company’s Stock Option Plans as of December 31, 2008, have been separated into ranges of exercise price as follows:

Ranges of exercise price	Options outstanding as of December 31, 2008	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable as of December 31, 2008	Weighted average exercise price of exercisable options

$ 4.0 - 6.0	3,597,758	6.7	$5.4	3,006,091	$5.7
$ 6.0 - 8.9	595,399	6.1	$7.3	466,584	$7.0
$ 9.2 - 10.8	41,175	6.0	$10.1	9,611	$10.1
$ 42.4 - 79.0	55,572	3.0	$77.5	55,572	$77.5
$ 240.4 - 2,730.0	3,720	1.6	$682.5	3,720	$682.5

	4,293,624	6.5	$7.2	3,541,578	$7.7

Restricted Share Units (RSUs) granted to employees and non-employees

The fair value of RSUs is estimated based on the market value of the Company’s stock on the date of the award.

In November 2008, the Company granted 1,455,000 RSUs. The entitlement to these RSUs vest over a four-year period (20%, 20%, 30%, 30% each year, respectively) in quarterly batches, The following table summarizes information regarding the number of RSUs issued and outstanding as of December 31, 2008:

Employees:

	Year ended December 31, 2008
	Number of RSUs	Weighted average grant date fair value

RSUs outstanding at the beginning
of the year	-	-
Changes during the year:
Granted	1,455,000	$2.7
Vested	-	-
Forfeited	-	-
RSUs outstanding at the end of the
year	1,455,000	$2.7

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:	SHAREHOLDERS’ EQUITY (Cont.)

Non-employees:

	Year ended December 31, 2008
	Number of RSUs	Weighted average grant date fair value

RSUs outstanding at the beginning of
the year	-	-
Changes during the year:
Granted	20,000	$2.7
Vested	-	-
Forfeited	-	-
RSUs outstanding at the end of the year	20,000	$2.7

Additional stock-based compensation data

As of December 31, 2008, there was approximately $ 4,691 of total unrecognized compensation costs related to non-vested stock-based compensation arrangements granted under the Plans. That cost is expected to be recognized over a weighted-average period of 2.12 years.

c.	In December 2008, the Company granted 600,000 stock options to its Chairman of the Board of Directors and CEO and the other members of the board of directors at an exercise price of $4.00 per share. These options vest ratably, each quarter, over a three-year period. The fair value of these options was estimated at $ 234, using a Black-Scholes option-pricing valuation model which is expected to be recognized over a weighted-average period of 3.58 years. These grants are detailed in the above table.

d.	Dividends:

1.	In the event that cash dividends are declared by the Company, such dividends will be declared and paid in Israeli currency. Under current Israeli regulations, any cash dividend in Israeli currency paid in respect of ordinary shares purchased by non-residents of Israel with non-Israeli currency, may be freely repatriated in such non-Israeli currency, at the exchange rate prevailing at the time of repatriation. The Company does not expect to pay cash dividends in the foreseeable future.

2.	Pursuant to the terms of a credit line from a bank (see also Note 13), the Company is restricted from paying cash dividends to its shareholders without initial approval from the bank.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:	RESTRUCTURING OF DEBTS

a.	In 2003, the Company issued the 4.00% Convertible Subordinated Note due 2012. The Company pays interest on its 4.00% Convertible Subordinated Note semi-annually in arrears on April 1 and October 1 of each year, beginning on April 1, 2005. The Company is committed to pay $ 426 of the principal amount of the notes on each of April 1 and October 1, in both 2010 and 2011, and the remaining principal amount at maturity. The notes are convertible at the option of the holder into the Company’s Ordinary shares at a conversion price of $ 17.4 per Ordinary share at any time before close of business on October 1, 2012, unless the notes have been converted pursuant to a mandatory conversion clause as defined in the 4.00% Convertible Subordinated Note. Commencing January 1, 2005, the Company may, at its option, require the conversion right to be exercised under certain circumstances set forth in the indenture. The collateral for the notes is a second priority security interest consisting of a floating charge on all of the Company’s assets and a pledge of all on the shares of Spacenet, a wholly owned subsidiary of the Company.

The interest of the holders of the notes in the collateral is subordinated to the security interest granted for the benefit of lending banks. As of December 31, 2008 and 2007, the outstanding amount of the notes is $ 16,315.

The balance of the notes results from debt restructurings that occurred in 2003. The debt restructurings were accounted for as troubled debt restructuring on the basis of combination of types of restructuring and on the basis of modification of terms pursuant to Statement of the Financial Accounting Standard No. 15 “Accounting by Debtors and Creditors for Troubled Debt Restructurings” (“SFAS 15”), Emerging Issues Task Force No. 02-4 “Determining Whether a Debtor’s Modification or Exchange of Debt Instruments Is within the Scope of FASB Statement No. 15” (“EITF 02-4”) and SFAS No. 145, “Rescission of SFAS No. 4, 44 and 64, Amendment of SFAS No. 13, and Technical Corrections”. Accordingly, the Company recognized a gain in 2003. As part of the accounting for the troubled debt restructurings, the Company accrued to the balance of the notes the remaining future interest payable until maturity, presented as a separate line item in the balance sheet. Therefore, at each reporting date the liabilities include both principal and all future remaining interest payments. Consequently, though the Company pays periodical interest payments, the statement of operations does not reflect the costs of such interest payments.

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

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:	RESTRUCTURING OF DEBTS (Cont.)

c.	In July 2005, Bank Hapoalim assigned its loan to the Company to York. Following the assignment, York is considered a related party. At that time of the assignment, certain board members of the Company resigned and were replaced by new board members. In addition, the Company’s CEO and Chairman of the Board of Directors resigned and a co-founder of the Company rejoined the Company as President and Chief Executive Officer.

d.	In December 2005, the Company and York further revised the terms of the loan. The new loan terms deferred $ 19,350 in principal payments due in installments from January 5, 2006 through January 1, 2008. The new payment schedule provided that: (i) no principal payments be due in 2006, 2007 or January 2008 (with those payments being deferred until July 2012) (ii) approximately $ 4,500 was to be paid on July 1, 2008; (iii) approximately $ 9,000 was to be paid in semi-annual installments on January 1 and July 1 of 2009, 2010 and 2011; (iv) approximately $ 4,500 was to be paid on January 1, 2012; and (v) approximately $ 34,500 was to be paid on July 1, 2012. In addition, the amendment modified the terms of the conversion option until September 30, 2006. The amendment lowered and set the conversion price to $ 6.75 per share until September 30, 2006. In addition, during this period, the Company was granted the right to require the conversion of the outstanding loan from York at the same exercise price in the event that the closing share price of the Company’s Ordinary shares as published by NASDAQ over twenty consecutive trading days will exceed $ 9, provided that the aggregate trading volume during this period is a minimum of 1,700,000 Ordinary shares. Beginning October 1, 2006, the conversion price reverts to the original price.

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

e.	In September 2006, York converted the loan into the Company’s Ordinary shares. Based on Interpretation 1 of Opinion 26 and EITF No. 85-17, “Accrued Interest upon Conversion of Convertible Debt”, the net carrying amount of the convertible debt and accrued interest unpaid, including the unamortized discount, in the total amount of $ 68,100 was credited to shareholders’ equity upon conversion. See also Note 1d.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:	IMPAIRMENT OF LONG-LIVED ASSETS AND OTHER CHARGES

Most of the activity of SRC in Colombia consists of operating subsidized projects for the government (the “Compartel Projects”) were awarded to Gilat’s Colombian subsidiaries in 1999 and 2002. In accordance with these projects, the Colombian government has transferred approximately $70,000 to trust accounts. The amount is released from the trusts based on a schedule of payments and meeting certain operational milestones. As of December 31, 2008 and 2007, short-term and long-term restricted cash held by trustees’ accounts amounted to approximately $24,000 not yet being released from the trusts as certain operational milestones imposed had not been fully met. The Colombian government and the Company agreed to renegotiate certain terms of the contracts, including the operational milestones going forward, so that they better reflect the current telecom and business environment in Colombia. Such amended agreements were signed on December 30, 2008.

In accordance with the guidelines of Statements of Financial Accounting Standards No. 144, “Accounting for the impairment or disposal of long lived assets” (“SFAS 144”), in 2007, the Company compared the carrying amount of its long lived network assets group to the future undiscounted cash flows expected to be generated by those assets. Since the undiscounted cash flow expected to be generated by those assets were less than the long lived networks assets group carrying amount, the Company determined the fair value of its long lived networks assets group and concluded that the carrying amount of its long lived network assets group in Colombia exceeded their fair value and recorded an impairment of long lived assets and other charges in an amount of $12,218.

As mentioned above, in December 2008 the Company signed amendments to the agreements for the provision of services under the Compartel Projects. The Company performed a cash flow analysis based on the guidance provided in SFAS 144, for these projects based on the revised terms. Based on such analysis, the Company recorded a loss representing an impairment of “long lived assets and other charges” in an amount of $ 5,020.

As to the Company’s performance guarantees, see Note 7(g).

The Company ensured that the accumulated revenue recognized from the Compartel Projects will not exceed the accumulated amounts previously released from the trust.

The Company recorded losses of $ 5,020 and $ 12,218, as of December 31, 2008 and 2007, respectively, as follows:

	Year ended December 31, 2008	Year ended December 31, 2007

Property and equipment impairment	$4,133	$10,287
Other assets impairment and charges	887	1,931

	$5,020	$12,218

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:	TAXES ON INCOME

a.	The Company adopted the provisions of FIN 48 as of January 1, 2007. As a result of the implementation of FIN 48, the Company recognized a $ 1,309 increase in liability for unrecognized tax positions which was accounted with a corresponding increase to the January 1, 2007 balance of accumulated deficit. As of January 1, 2007, liabilities for unrecognized tax positions in accordance with FIN 48 amounted to $ 5,634.

Interest associated with uncertain tax position is classified as financial expenses in the financial statements and penalties as general and administrative expenses.

A reconciliation of the beginning and ending amount of unrecognized tax positions is as follows:

	Year ended December 31,
	2008	2007

Balance at beginning of year	$7,044	$5,634
Increases related to current year tax positions	1,098	370
Increase (decrease) related to prior year tax positions, net	(830)	1,040

Balance at the end of year	$7,312	$7,044

The unrecognized tax benefits include accrued penalties and interest in the amount of $ 3,218 and $ 2,980 at December 31, 2008 and 2007, respectively. During the years ended December 31, 2008 and 2007 the Company recorded $ 238 and $ 1,040, respectively, for penalties and interest. The unrecognized tax benefits as of December 31, 2008 and 2007, would, if recognized, reduce the annual effective tax rate.

The Company expects that unrecognized tax benefits in the amount of $ 2,569 may reverse over the next 12 months.

The Company and its subsidiaries file income tax returns in Israel and in other jurisdictions of its subsidiaries. As of December 31, 2008, the tax returns of the Company and its main subsidiaries are open to examination by the Israeli and other tax authorities for the tax years 2003 through 2008.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:	TAXES ON INCOME (Cont.)

b.	The Company:

1.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959:

The Company has been granted an “Approved Enterprise” status, under the Law, for nine investment programs in the alternative program, by the Israeli Government . In addition, the Company has elected 2005 as the Year of Election for a new Beneficiary Enterprise

Since the Company is a “foreign investors’ company”, as defined by the above-mentioned law, it is entitled to a ten-year period of benefits, for enterprises approved after April 1993. The main tax benefits from the said status are a tax exemption for two to four years and a reduced tax rate (based on the percentage of foreign shareholding in each tax year) on income from all of its “Approved Enterprises”and “Beneficiary Enterprise”, for the remainder of the benefit period. These tax benefits are subject to a limitation of the earlier of 12 years from commencement of operations, or 14 years from receipt of approval. The period of benefits for the nine eight programs has expired.

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

However, the Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the Law as they were on the date of such approval. Therefore, the Company’s existing “Approved Enterprises” programs will generally not be subject to the provisions of the Amendment. As a result of the Amendment, tax-exempt income generated under the provisions of the new law, will subject the Company to taxes upon distribution or liquidation and the Company may be required in the future to record deferred tax liability with respect to such tax-exempt income. As of December 31, 2008, the Company did not generate income under the provisions of the new law.

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

2.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

Results for tax purposes are measured in terms of earnings in NIS after certain adjustments for increases in the Israeli Consumer Price Index (“CPI”). As explained in Note 2b, the financial statements are measured in U.S. dollars. The difference between the annual change in the Israeli CPI and in the NIS/dollar exchange rate causes a further difference between taxable income and the income before taxes shown in the financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on the difference between the functional currency and the tax basis of assets and liabilities.

According to the law, until 2007, the results for tax purposes were measured based on the changes in the Israeli CPI.

In February 2008, the “Knesset” (Israeli parliament) passed an amendment to the Income Tax (Inflationary Adjustments) Law, 1985, which limits the scope of the law starting 2008 and thereafter. Starting 2008, the results for tax purposes are measured in nominal values, excluding certain adjustments for changes in the Israeli CPI carried out in the period up to December 31, 2007. The amendment to the law includes, inter alia, the elimination of the inflationary additions and deductions and the additional deduction for depreciation starting 2008.

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

As of December 31, 2008, the Company had operating loss carry forwards for Israeli income tax purposes of approximately $ 69,000, which may be offset indefinitely against future taxable income.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:	TAXES ON INCOME (Cont.)

Carryforward tax losses in the U.S. subsidiaries amount to approximately $ 229,000. Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the “change in ownership” provisions of Internal Revenue Code of 1986 and similar state provisions. The annual limitations may result in the expiration of net operating loss before utilization. In the U.S, carryforward tax losses can be utilized within 20 years.

In addition the Group has carryforward tax losses relating to other subsidiaries in Europe and Latin America of approximately $ 55,000 and $18,000, respectively.

e.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Groups’ deferred tax liabilities and assets are as follows:

		December 31,
		2008	2007

1.	Provided in respect of the following:
	Carryforward tax losses	$113,322	$111,402
	Temporary differences relating to property and
	equipment	17,667	25,054
	Other	17,665	11,639

	Gross deferred tax assets	148,654	148,095
	Valuation allowance	(143,682)	(140,569)

	Net deferred tax assets	4,972	7,526

	Gross deferred tax liabilities
	Temporary differences relating to property and
	equipment	(3,211)	(4,018)
	Other	(985)	(2,827)

		(4,196)	(6,845)

	Net deferred tax assets (liabilities)	$776	$681

	Domestic	$-	$-
	Foreign	776	681

		$776	$681

2.	Deferred taxes are included in the consolidated
	balance sheets, as follows:

	Current assets	$822	$703
	Current liabilities	(46)	(22)
	Non-current liabilities

		776	681

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:	TAXES ON INCOME (Cont.)

3.	As of December 31, 2008, the Group increased the valuation allowance by approximately $ 3,113, resulting from changes in other temporary differences and in carry forward tax losses. Management currently believes that it is more likely than not that the deferred tax regarding the loss carry forwards and other temporary differences for which valuation allowance was provided will not be realized in the foreseeable future.

f.	Reconciling items between the statutory tax rate of the Company and the effective tax rate:

	Year ended December 31,
	2008	2007	2006

Income before taxes, as reported in the consolidated statements of operations	$321	$11,053	$12,844

Statutory tax rate	27%	29%	31%

Theoretical tax expenses on the above amount at the
Israeli statutory tax rate	$87	$3,205	$3,982
Currency differences	(1,443)	2,070	(1,392)
Tax adjustment in respect of different tax rates
and "Approved Enterprise" status	(650)	(2,821)	(3,981)
Changes in valuation allowance	3,113	(323)	1,849
Taxes in respect of prior years	-	62	898
Stock compensation relating to options per SFAS 123(R)	179	301	1,141
Nondeductible expenses and other
differences	159	(1,531)	(140)

	$1,445	$963	$2,357

g.	Taxes on income included in the consolidated statements of operations:

	Year ended December 31,
	2008	2007	2006

Current year	$1,710	$1,792	$2,590
Prior years	-	62	898
Deferred income taxes	(265)	(891)	(1,131)

	$1,445	$963	$2,357

Domestic	$761	$414	$684
Foreign	684	549	1,673

	$1,445	$963	$2,357

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:	TAXES ON INCOME (Cont.)

h.	Income (loss) before taxes on income from continuing operations:

	Year ended December 31,
	2008	2007	2006

Domestic	$9,801	$37,653	$21,628
Foreign	(9,480)	(26,600)	(8,784)

	$321	$11,053	$12,844

NOTE 13:	SUPPLEMENTARY BALANCE SHEET INFORMATION

a.	Other current assets:

	December 31,
	2008	2007

Receivables in respect of capital leases (see c below)	$3,261	$3,360
VAT receivables	2,321	2,099
Prepaid expenses	3,193	4,004
Deferred charges	4,222	5,882
Tax receivables	1,672	1,373
Employees	84	2,925
Income receivable	1,241	1,507
Advance payments to suppliers	2,474	258
Other	3,568	3,340

	$22,036	$24,748

b.	Long-term trade receivables, receivables in respect of capital leases and other receivables:

	December 31,
	2008	2007

Long-term receivables in respect of capital leases
(see c below)	$3,833	$3,000
Long-term trade receivables *)	4,540	5,036
Other receivables	564	1,134

	$8,937	$9,170

*)	Long term trade receivables are scheduled to be received by 2010.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:	SUPPLEMENTARY BALANCE SHEET INFORMATION (Cont.)

c.	Receivables in respect of capital and operating leases:

The Group’s contracts with customers contain long-term commitments, for remaining periods ranging from one to five years, to provide network services, equipment, installation and maintenance.

The aggregate minimum future payments to be received by the Group under these contracts as of December 31, 2008, are as follows (including unearned interest income in the amount of $ 760):

Year ending December 31,	Capital lease	Operating lease	Total

2009	$3,261	$4,674	$7,935
2010	2,992	4,492	7,484
2011	1,434	1,285	2,719
2012	143	549	692
2013	24	15	39

	$7,854	$11,015	$18,869

The net investments in capital lease receivables as of December 31, 2008, are $ 7,094. Total revenue from capital and operating leases amounted to $ 13,727, $ 10,815 and $ 7,966 in the years ended December 31, 2008, 2007 and 2006, respectively.

d.	Short-term bank credit:

The following is classified by currency and interest rates:

	Weighted average interest rate
	December 31,		December 31,
	2008	2007	2008	2007
	%		U.S. dollars in thousands

In Dollars	6.50	6.50	$6,500	$5,500
In other currencies	-	13.50	-	323

Total			$6,500	$5,823

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:	SUPPLEMENTARY BALANCE SHEET INFORMATION (Cont.)

e.	Other current liabilities:

	December 31,
	2008	2007

Deferred revenue	$10,136	$17,963
Payroll and related employees accruals	7,297	12,994
Government authorities	6,411	8,571
Advances from customers	4,251	5,096
Provision for vacation pay	4,385	4,379
Other	2,113	3,433

	$34,593	$52,436

f.	Long-term loans:

		Interest rate for			December 31,
		2008	2007		2008	2007
	Linkage	%	%	Maturity

Restructured loans (a.i):
Loan from Bank Leumi
(a.ii)(a.iii)(c)	U.S.dollar	LIBOR +1.4%	LIBOR +1.4%	2009-2011	$12,000	$16,000
Other long-term loans	U.S.dollar		5%	2008	-	11

					12,000	16,011

Other loans:
Loan from a bank (b)	Euro	6.3%	6.3%	2009-2011	6,349	7,047
Other long-term loan	U.S.dollar	-	6.5%	2008	-	1,000

					6,349	8,047

					18,349	24,058
Less - current maturities					4,346	5,354

					$14,003	$18,704

(a)	i.	In March 2003, the Company concluded a restructuring process reaching an agreement with the banks and other creditors, which revised the loan terms.

ii.	In addition to existing security interests in their favor, the Company granted the banks, a first priority security interest consisting of a floating charge on all of the Company’s assets and a pledge on Spacenet shares owned by the Company. The Company granted a second priority security interest in the same collateral to the holders of the new notes.

iii.	The Company granted the lender a first priority security interest in its facilities in Israel that is limited to $ 12,000.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:	SUPPLEMENTARY BALANCE SHEET INFORMATION (Cont.)

(b)	A Dutch subsidiary of the Company entered into a mortgage and loan agreement with a German bank. The amount of the mortgage as of December 31, 2008, is collateralized by the subsidiary’s facilities in Germany.

(c)	In order to secure credit lines provided by the banks, the Company granted the banks a floating charge on its facilities. As of December 31, 2008, the Company used approximately $ 7,281 of those credit lines.

g.	Long-term debt maturities for loans after December 31, 2008, are as follows:

Year ending December 31,

2009	$4,346
2010	4,368
2011	9,635

$18,349

Interest expenses on the long-term loans amounted to $ 1,211, $ 1,698 and $ 5,398 for the years ended December 31, 2008, 2007 and 2006, respectively.

h.	As for the convertible subordinated notes, see note 10.

i.	Other long-term liabilities:

	December 31,
	2008	2007

Deferred revenue	$4,398	$6,753
Space segment	1,500	1,704
Restructuring charges (mainly termination of lease commitments)	1,677	1,323
Long-term tax accrual	7,424	6,250
Other	2,277	3,191

	$17,276	$19,221

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:	SELECTED STATEMENTS OF OPERATIONS DATA

a.	Research and development expenses, net:

	Year ended December 31,
	2008	2007	2006

Total cost	$18,702	$17,270	$15,687
Less:
Non-royalty bearing grants	1,760	2,240	2,045

Total research and development expenses, net	$16,942	$15,030	$13,642

b.	Allowance for doubtful accounts:

	Year ended December 31,
	2008	2007	2006

Balance at beginning of year	$4,528	$12,709	$12,311
Increase during the year	1,252	1,338	850
Write-off of bad debts	(1,410)	(9,519)	(452)

Balance at the end of year	$4,370	$4,528	$12,709

c.	Financial expenses, net:

	Year ended December 31,
	2008	2007	2006

Income:
Interest on cash equivalents, bank deposits,
restricted cash and accretion of discounts
of held-to-maturity marketable securities	$4,367	$8,639	$5,648
Interest with respect to capital lease	957	1,288	1,895
Other	2,280	1,556	951

	7,604	11,483	8,494

Expenses:
Interest with respect to short-term bank
credit and trade payables and other	2,358	1,574	1,433
Interest with respect to long-term loans	1,211	1,698	5,398
Accretion of discount related to the York loan	-	-	504
Other	2,735	2,213	1,901

	6,304	5,485	9,236

Total financial income (expenses), net	$1,300	$5,998	$(742)

d.	Other income:

During the year ended December 31, 2008, the Company received a dividend from a company in which it had invested in amount of $1,182, which investment had previously been written off. A substantial portion of this investment was subsequently sold in the fourth quarter of 2008. The total income from the sale transaction amounted to $1,801.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:	CUSTOMERS, GEOGRAPHIC AND SEGMENTS INFORMATION

The Group applies SFAS No. 131, “Disclosures About Segments of an Enterprise and Related Information” (“SFAS No. 131”). Segments are managed separately and can be described as follows:

GNS: GNS focuses on sales of solutions to operators by provision of its proprietary standard VSAT technology and hybrid solutions. The business of GNS reflects the generation of revenue from sales of the Company’s satellite-based networking equipment, professional services and applications. The charges to customers for satellite networking products, applications or professional services vary with the number of sites, the location of sites, installation services required and the types of technologies and protocols employed.

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

SRC: The business of SRC is comprised of several government-sponsored rural projects for telephony and/or internet and data connectivity. To date, this business segment includes satellite-based rural telephony and internet access solutions in remote areas in Latin America.

a)	Information on the reportable segments:

1)	The measurement of the reportable operating segments is based on the same accounting principles applied in these financial statements.

2)	When reported by segment, the results of Spacenet and SRC are presented based upon intercompany transfer prices.

3)	Financial data relating to reportable operating segments:

	Year ended December 31, 2008
	Spacenet Inc	Spacenet Rural	GNS	Consolidation	Total

Revenue:
External revenue	$106,360	$24,542	$136,624	$-	$267,526
Internal revenue	-	-	25,296	(25,296)	-

	$106,360	$24,542	$161,920	$(25,296)	$267,526

Financial income
(expenses), net	$1,402	$(554)	$452	$-	$1,300

Income (loss)
before taxes on
income	$3,809	$(15,014)	$10,181	$1,345	$321

Taxes on income	$84	$201	$1,160	$-	$1,445

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:	CUSTOMERS, GEOGRAPHIC AND SEGMENTS INFORMATION (Cont.)

	Year ended December 31, 2007
	Spacenet Inc	Spacenet Rural	GNS	Consolidation	Total

Revenue:
External revenue	$95,370	$34,190	$153,059	$-	$282,619
Internal revenue			18,360	(18,360)	-

	$95,370	$34,190	$171,419	$(18,360)	$282,619

Financial income
(expenses), net	$47	$(186)	$6,137	$-	$5,998

Income (loss)
before taxes on
income	$(7,866)	$(18,286)	$36,743	$462	$11,053

Taxes on income	$-	$365	$598	$-	$963

	Year ended December 31, 2006
	Spacenet Inc	Spacenet Rural	GNS	Consolidation	Total

Revenue:
External revenue	$93,623	$38,870	$116,217	$-	$248,710
Internal revenue			19,791	(19,791)	-

	$93,623	$38,870	$136,008	$(19,791)	$248,710

Financial income
(expenses), net	$1,213	$742	$(2,697)	$-	$(742)

Income (loss)
before taxes on
income	$(3,237)	$1,472	$11,424	$3,185	$12,844

Taxes on income	$3	$183	$2,171	$-	$2,357

b.	Revenue by geographic areas:

Following is a summary of revenue by geographic areas. Revenues attributed to geographic areas, based on the location of the end customers, and in accordance with FAS 131:

	Year ended December 31,
	2008	2007	2006

United States	$106,674	$95,803	$94,016
South America and Central America	73,616	76,073	79,557
Asia	39,486	39,614	38,160
Europe	12,222	36,342	18,346
Africa	35,528	34,787	18,631

	$267,526	$282,619	$248,710

c.	During 2008, 2007 and 2006, the Company did not have any single customer or country generating revenue exceeding 10% of the Company’s total revenue.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:	CUSTOMERS, GEOGRAPHIC AND SEGMENTS INFORMATION (Cont.)

d.	The Group’s long-lived assets are located as follows:

	December 31,
	2008	2007

Israel	$78,891	$75,945
Latin America	11,255	9,242
United States	15,588	16,884
Europe	7,241	7,452
Other	458	495

	$113,433	$110,018