Form 20-F
period 2009-12-31
GILAT SATELLITE NETWORKS LTD
filed 2010-04-01
CIK 897322

As filed with the Securities and Exchange Commission on April 1, 2010

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

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
Gilat House, 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva, 49130 Israel
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class Ordinary Shares, NIS 0.20 Par Value	Name of each exchange on which registered NASDAQ Global Market

Securities registered or to be registered pursuant of Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock at the close of the period covered by the annual report:

40,363,337 Ordinary Shares, NIS 0.20 par value per share.

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

Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes  ☐ No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. Gaap	☐ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐   No  ☒

This report on Form 20-F is being incorporated by reference into our Registration Statement on Form F-3 (Registration No. 333-160683) and the Registration Statements on Form S-8 (Registration Nos. 333- 158476, 333-96630, 333-132649, 333-123410, 333-113932, 333-08826, 333-10092, 333-12466 and 333-12988

- ii -

INTRODUCTION

           We are a leading global provider of Internet Protocol, or IP, based digital satellite communication and networking products and services. We design, produce and market VSATs, or very small aperture terminals, or VSATs and related VSAT network equipment. VSATs are earth-based terminals that transmit and receive broadband, Internet, voice, data and video via satellite. VSAT networks have significant advantages to wireline and wireless networks, as VSATs can provide highly reliable, cost-effective, end-to-end communications regardless of the number of sites or their geographic locations.

We have a large installed customer base and have shipped more than 750,000 VSAT units to customers in over 85 countries on six continents since 1989. We have 16 sales and service offices worldwide and two call centers to support our customers. Our products are primarily sold to communication service providers and operators that use VSATs to serve enterprise, government and residential users. We also provide services directly to end-users in various market segments in the United States and certain countries in Latin America.

We currently operate three complementary, vertically-integrated business segments: Gilat Network Systems, or GNS, a provider of VSAT-based networks and associated professional services, including turnkey and management services, to telecom operators worldwide; Spacenet Inc. a provider of satellite network services to enterprises, small office/home office, or SOHOs, and residential customers in the United States.; and Spacenet Rural Communications, or SRC, a provider of telephony, Internet and data services primarily for rural communities in emerging markets in Latin America under projects that are subsidized by government entities.

Our ordinary shares are traded on the NASDAQ Global Market and are traded on the Tel Aviv Stock Exchange under the symbol “GILT”.  As used in this annual report, the terms “we”, “us”, “Gilat” and “our” mean Gilat Satellite Networks Ltd. and its subsidiaries, unless otherwise indicated.

The name "Gilat®" and the names "Connexstar™," "SkyAbis™," "SkyEdge™," "Spacenet™," and "StarBand™" appearing in this annual report on Form 20-F are trademarks of our company and its subsidiaries. Other trademarks appearing in this annual report on Form 20-F are owned by their respective holders.

Except for the historical information contained in this annual report, the statements contained in this annual report are forward-looking statements within the meaning of the Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and within the Private Securities Litigation Reform Act of 1995 as amended with respect to our business, financial condition and results of operations.  Actual results, our performance, levels of activity, or our achievements, or industry results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in Item 3: “Key Information–Risk Factors” and elsewhere in this annual report.

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

Our consolidated financial statements appearing in this annual report are prepared in U.S. dollars and in accordance with U.S. generally accepted accounting principles, or U.S. GAAP.  All references in this annual report to “dollars” or “$” are to U.S. dollars and all references in this annual report to “NIS” are to New Israeli Shekels. The representative exchange rate between the NIS and the dollar as published by the Bank of Israel on March 31, 2010 was NIS 3.713 per $1.00.

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

- v -

PART I

ITEM 1:	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

 ITEM 2:      OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3:        KEY INFORMATION

A.    Selected Consolidated Financial Data

The selected consolidated statement of operations data set forth below for the years ended December 31, 2009, 2008 and 2007, and the selected consolidated balance sheet data as of December 31, 2009 and 2008 are derived from our audited consolidated financial statements that are included elsewhere in this Annual Report. These financial statements have been prepared in accordance with U.S. generally accepted accounting principles or U.S. GAAP. The selected consolidated statement of operations data set forth below for the years ended December 31, 2006 and 2005 and the selected consolidated balance sheet data as of December 31, 2007, 2006 and 2005 are derived from our audited consolidated financial statements that are not included in this Annual Report filed on Form 20F.

       The selected consolidated financial data set forth below should be read in conjunction with are qualified entirely by reference to Item 5: “Operating and Financial Review and Prospects” and the Consolidated Financial Statements and Notes thereto included in Item 18 in this annual report on Form 20F for the year ended December 31, 2009.

	Year ended December 31.
	2009	2008	2007	2006	2005
	U.S. Dollars in thousands, except per share data

Statement of Operations Data:
Revenues:
Products	91,407	150,351	156,798	126,093	88,705
Services	136,652	117,175	125,821	122,617	120,690
	228,059	267,526	282,619	248,710	209,395
Cost of revenues:
Products	56,672	80,424	82,822	66,363	42,896
Services	100,956	101,150	97,952	91,982	90,323
	157,628	181,574	180,774	158,345	133,219
Gross profit	70,431	85,952	101,845	90,365	76,176
Operating expenses:
Research and development expenses, net	13,970	16,942	15,030	13,642	13,994
Selling and marketing expenses	29,138	35,783	38,374	36,475	31,329
General and administrative expenses	27,987	29,819	31,052	26,800	29,465
Impairment of long lived assets and other charges	—	5,020	12,218	—	—
Operating income (loss)	(664)	(1,612)	5,171	13,448	1,388
Financial income (expenses), net	1,050	1,300	5,998	(742)	(2,677)
Expenses related to aborted merger transaction		(2,350)		—	—
Other income (expense)	2,396	2,983	(116)	138	299
Income (loss) before taxes on income	2,782	321	11,053	12,844	(990)
Taxes on income	904	1,445	963	2,357	3,126
Income (loss) after taxes on income	1,878	(1,124)	10,090	10,487	(4,116)
Equity in earnings (losses) of affiliated companies	—	—	—	—	400
Net income (loss)	1,878	(1,124)	10,090	10,487	(3,716)
Net earnings (loss) per share
Basic	0.05	(0.03)	0.26	0.41	(0.17)
Diluted	0.04	(0.03)	0.24	0.38	(0.17)
Weighted average number of shares used in computing net earnings (loss) per share:
Basic	40,159	39,901	39,141	25,799	22,440
Diluted	41,474	39,901	41,576	27,520	22,440

	As of December 31,
	2009	2008	2007	2006	2005
	U.S. dollars in thousands
Balance Sheet Data:
Working capital	164,280	152,806	151,367	120,634	70,207
Total assets.	357,228	410,639	430,102	440,214	372,977
Short-term bank credit and current maturities of long-term debt	5,220	10,846	11,177	7,737	15,884
Convertible subordinated notes	15,220	16,315	16,315	16,333	16,333
Other long-term liabilities	37,297	45,414	61,130	74,253	156,490
Shareholders’ equity	232,295	230,224	227,810	212,059	85,498

B.           Capitalization and Indebtedness

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

We reported a net income of approximately $ 1.9 million in 2009, compared to a net loss of approximately $ 1.1 million in 2008 and net income of approximately $ 10.1 million in 2007.  We incurred major losses in past years and currently have an accumulated deficit of $ 634 million. We cannot assure you that we can operate profitably in the future. If we do not continue to operate profitability, the viability of our company will be in question and our share price could further decline.

Trends and factors affecting the telecommunications industry are beyond our control and may result in reduced demand and pricing pressure on our products.

We operate in the telecommunication industry and are influenced by trends of the telecommunications industry, which are beyond our control and may affect our operations. These trends include:

●
adverse changes in the public and private equity and debt markets and our ability, as well as the ability of our customers and suppliers, to obtain financing or to fund working capital and capital expenditures;

●	adverse changes in the credit ratings of our customers and suppliers;

●	adverse changes in the market conditions in our industry and the specific markets for our products;

●	access to, and the actual size and timing of, capital expenditures by our customers;

●	inventory practices, including the timing of product and service deployment, of our customers;

●	the amount of network capacity and the network capacity utilization rates of our customers, and the amount of sharing and/or acquisition of new and/or existing network capacity by our customers;

●	the overall trend toward industry consolidation and rationalization among our customers, competitors, and suppliers;

●
increased price reductions by our direct competitors and by competing technologies including, for example, the introduction of Ka-band satellite systems by our direct competitors which could significantly drive down market prices or limit the availability of satellite capacity for use with our VSAT systems;

●	conditions in the broader market for communications products, including data networking products and computerized information access equipment and services;

●	governmental regulation or intervention affecting communications or data networking;

●	monetary stability in the countries where we operate; and

●
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

Unfavorable global economic conditions could have a material adverse effect on our business, operating results and financial condition

Although economic conditions in many countries have stabilized somewhat following the widespread contraction in late 2008 and 2009, the revenues of many of our customers decreased substantially compared to recent years. As a result, our customers reduced their spending in late 2008 and 2009 and may continue to reduce or postpone their spending significantly. This resulted in reductions in sales of our products and services, longer sales cycles, slower adoption of new technologies and increased price competition. In addition, weakness in the end-user market could negatively affect the cash flow of our customers who could, in turn, delay paying their obligations to us or ask us for vendor financing. This could increase our credit risk exposure and cause delays in our recognition of revenues on future sales to these customers. Specific economic trends, such as declines in the demand for telecommunications products and services, the tightening of credit markets, or weakness in corporate spending, could have a direct impact on our business. Any of these events would likely harm our business, operating results and financial condition. If global economic and market conditions do not improve, or weaken further, it may have a material adverse effect on our business, operating results and financial condition.

If commercial satellite communications markets fail to grow, our business could be materially harmed.

A number of the commercial markets for our products and services in the satellite communications area, including our broadband products, have emerged in recent years. Because these markets are relatively new, it is difficult to predict the rate at which these markets will grow, if at all. If the markets for commercial satellite communications products fail to grow our business could be materially harmed. Conversely, growth in these markets could result in satellite capacity limitations which in turn could materially harm our business and impair the value of our shares. Specifically, we derive virtually all of our revenues from sales of VSAT communications networks and provision of services related to these networks. A significant decline in this market or the replacement of VSAT technology by an alternative technology could materially harm our business and impair the value of our shares.

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

In addition, the launch of the SpaceWAY3 satellite by HNS, which enables HNS to offer a vertically integrated solution to its customers, as well as the announcement concerning ViaSat Inc.’s intention to launch its own satellite (ViaSat-1) and HNS’s intention to launch an additional satellite (Jupiter), may change the competitive environment in which we operate and could have an adverse effect on our business.

In the U.S. market, where we operate as a service provider via Spacenet, the enterprise wide area network, or WAN, market is extremely competitive, with a number of established VSAT and terrestrial providers competing for nearly all contracts. The U.S. enterprise VSAT market is primarily served by HNS and Spacenet. In addition, more recently, Spacenet's primary competitors in the enterprise WAN market are large terrestrial carriers such as AT&T, Verizon and Qwest.

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

In the past year, we have seen longer sales cycles in all of the regions in which we do business. In addition, we have seen projects delayed or even canceled, which would also have an adverse impact on our sales cycles.

We may engage in acquisitions that could harm our business, results of operations and financial condition, and dilute our shareholders' equity.

We have a corporate business development team whose goal is to pursue new business opportunities. This team pursues growth opportunities through internal development and through the acquisition of complementary businesses, products and technologies. The process of integrating an acquired business may be prolonged due to unforeseen difficulties and may require a disproportionate amount of our resources and management's attention. We cannot assure you that we will be able to successfully identify suitable acquisition candidates, complete acquisitions, integrate acquired businesses into our operations, or expand into new markets. Further, once integrated, acquisitions may not achieve comparable levels of revenues, profitability or productivity as our existing business or otherwise perform as expected. The occurrence of any of these events could harm our business, financial condition or results of operations. In March 2010, we entered into an agreement to acquire Raysat Antenna Systems, a leading provider of Satcom On The Move antenna solutions. The consideration for the acquisition is $25 million in cash and is expected to be completed within four to six months. We may not be able to successfully integrate the operations of Raysat Antenna Systems into our business or successfully exploit the solutions that we acquired from it. Future acquisitions may require substantial capital resources, which may not be available to us or may require us to seek additional debt or equity financing. Future acquisitions by us could result in the following, any of which could seriously harm our results of operations or the price of our shares:

●	issuance of equity securities that would dilute our current shareholders' percentages of ownership;

●	large one-time write-offs;

●	the incurrence of debt and contingent liabilities;

●	difficulties in the assimilation and integration of operations, personnel, technologies, products and information systems of the acquired companies;

●	diversion of management's attention from other business concerns;

●	contractual disputes;

●	risks of entering geographic and business markets in which we have no or only limited prior experience; and

●	potential loss of key employees of acquired organizations.

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

In recent years, a significant portion of our revenues has been derived from large-scale contracts with foreign governments and agencies, including those in Peru, India and Colombia. Agreements with the governments in these countries typically include unilateral early termination clauses and other risks such as the imposition of new government regulations and taxation that could pose additional financial burdens on us. In addition, the foreign exchange risks in these countries are often significant due to possible fluctuations in local currencies relative to the U.S. dollar. We do not have a policy of hedging specific contracts. In some cases we hedge the risks involved in our general operations in Israel and in our subsidiaries abroad. Any termination of business in any of the aforementioned countries or any instability in the exchange rates could have a significant adverse impact on our business.

In November 2002, we were awarded two large projects by the Colombian government, including the installation and operation of approximately 550 telecenters to provide Internet connectivity and telephony services in cities and towns throughout Colombia and a second network of approximately 3,300 sites with public rural satellite telephony. The original total value of the contracts was approximately $72 million. As of December 31, 2008, we signed new agreements for the provision of services under these contracts, which include the upgrade of technology, primarily in existing sites, requiring additional capital expenditure by us.

In January 2010, the Ministry of Communications in Colombia amended and extended the agreements for the provision of services for an additional one-year term, through December 2010.  In 2009 our revenues derived from these projects in Colombia generated 11% of our total revenues. In the event that we are not able to extend the current agreements beyond 2010, or if the terms under which the agreements are extended are not favorable, or if we are unable to generate new business in Colombia, we may not be able to operate our business in Colombia at a profit.

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

A significant part of our business in 2009 was generated from recurring customers, and, as a result, the termination or non-renewal of our contracts could have a material adverse effect on our business, financial condition and operating results. Some of our existing contracts could be terminated due to any of the following reasons, among others:

●	dissatisfaction of our customers with our products and/or the services we provide or our inability to provide or install additional products or requested new applications on a timely basis;

●	customers' default on payments due;

●	our failure to comply with financial covenants in our contracts;

●	the cancellation of the underlying project by the government-sponsoring body; or

●	the loss of existing contracts or a decrease in the number of renewals of orders or the number of new large orders.

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

We depend on a single facility in Israel and are susceptible to any event that could adversely affect its condition

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

We sell and distribute our products and provide our services internationally, particularly in the U.S., Latin America, Asia, Africa and Europe. A component of our strategy is to continue to expand into new international markets. Our operations can be limited or disrupted by various factors known to affect international trade. These factors include the following:

●	imposition of governmental controls, regulations and taxation which might include a government's decision to raise import tariffs or license fees in countries in which we do business;

●
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

●	tax exposures in various jurisdictions relating to our activities throughout the world;

●
political and/or economic instability in countries in which we do or desire to do business. Such unexpected changes have had an adverse affect on the gross margin of some of our projects. We also face similar risks from potential or current political and economic instability as well as volatility of foreign currencies in countries such as Colombia, Brazil, Venezuela and certain countries in East Asia.

●	trade restrictions and changes in tariffs which could lead to an increase in costs associated with doing business in foreign countries;

●
difficulties in staffing and managing foreign operations that might mandate employing staff in the U.S. and Israel to manage foreign operations. This change could have an adverse effect on the profitability of certain projects;

●	longer payment cycles and difficulties in collecting accounts receivable;

●	seasonal reductions in business activities;

●	foreign exchange risks due to fluctuations in local currencies relative to the dollar; and

●
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

In the past year, we have seen longer sales cycles in all of the regions in which we do business. In addition, we have seen projects delayed or even canceled, which would also have an adverse impact on our sales cycles.

Our operating results may vary significantly from quarter to quarter and these quarterly variations in operating results, as well as other factors, may contribute to the volatility of the market price of our shares.

Our operating results have and may continue to vary significantly from quarter to quarter. The causes of fluctuations include, among other things:

●	the timing, size and composition of orders from customers;

●	the timing of introducing new products and product enhancements by us and the level of their market acceptance;

●	the mix of products and services we offer; and

●	the changes in the competitive environment in which we operate.

The quarterly variation of our operating results, may, in turn, create volatility in the market price for our shares. Other factors that may contribute to wide fluctuations in our market price, many of which are beyond our control, include, but are not limited to:

●	economic instability;

●	announcements of technological innovations;

●	customer orders or new products or contracts;

●	competitors' positions in the market;

●	changes in financial estimates by securities analysts;

●	conditions and trends in the VSAT and other technology industries;

●	our earnings releases and the earnings releases of our competitors; and

●	the general state of the securities markets (with particular emphasis on the technology and Israeli sectors thereof).

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

Our business includes risks, only some of which are covered by our insurance. For example, in many of our satellite capacity agreements, we do not have a back up for satellite capacity, and we do not have indemnification or insurance in the event that our supplier's satellite malfunctions or is lost. In addition, we are not covered by our insurance for acts of fraud or theft. Our business, financial condition and operating results could be materially adversely affected if we incur significant costs resulting from these exposures.

We are dependent upon a limited number of suppliers for key components to build our hubs and VSATs, and may be significantly harmed if we are unable to obtain the hardware necessary for our hubs and VSATs on favorable terms or on a timely basis.  We are also dependent upon a limited number of suppliers of satellite transponder capacity, and may be significantly harmed if we are unable to obtain the space segment for the provision of services  on favorable terms or on a timely basis.

Several of the components required to build our VSATs and hubs are manufactured by a limited number of suppliers. We have not experienced any difficulties with our suppliers with respect to availability of components. However, we cannot assure you of the continuous availability of key components or our ability to forecast our component requirements sufficiently in advance. Our research and development and operations groups are continuously working with our suppliers and subcontractors to obtain components for our products on favorable terms in order to reduce the overall price of our products. If we are unable to obtain the necessary volume of components at sufficiently favorable terms or prices, we may be unable to produce our products at favorable terms or prices. As a result, sales of our products may be lower than expected, which could have a material adverse effect on our business, financial condition and operating results. Our suppliers are not always able to meet our requested lead times. If we are unable to satisfy customers' needs, we could lose their business.

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

In addition, there are only a limited number of suppliers of satellite transponder capacity and a limited amount of space segment available. We are dependent on these suppliers for our provision of services in Peru, Colombia and the United States. While we do secure long term agreements with our satellite transponder providers, we cannot assure the continuous availability of space segment, the pricing upon renewals of space segment and the continuous availability and coverage in the regions where we supply services.  . If we are unable to secure contracts with satellite transponder providers with reliable service at competitive prices, our services business could be adversely affected.

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

If U.S. tax authorities were to treat us as a “passive foreign investment company”, that could have an adverse consequences on U.S. holders.

Holders of our ordinary shares who are United States residents may face income tax risks. There is a risk that we will be treated as a “passive foreign investment company.” Our treatment as a passive foreign investment company could result in a reduction in the after-tax return to the holders of our ordinary shares and would likely cause a reduction in the value of such shares. A foreign corporation will be treated as a passive foreign investment company for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income,” or (2) at least 50% of the average value of the corporation’s gross assets produce, or are held for the production of, such types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” Those holders of shares in a passive foreign investment company who are citizens or residents of the United States or domestic entities would alternatively be subject to a special adverse U.S. federal income tax regime with respect to the income derived by the passive foreign investment company, the distributions they receive from the passive foreign investment company and the gain, if any, they derive from the sale or other disposition of their shares in the passive foreign investment company. In particular, any dividends paid by us would not be treated as “qualified dividend income” eligible for preferential tax rates in the hands of non-corporate U.S. shareholders.  United States residents should carefully read “Item 10E. Additional Information - Taxation -” for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ordinary shares.

The concentration of our ordinary share ownership may limit our shareholders’ ability to influence corporate matters.

As of March 15, 2010, York Capital Management, or York, and entities affiliated with them beneficially own approximately 20% of our outstanding ordinary shares. As a result, York may have a substantial influence over all matters that require approval by our shareholders, including the election of directors and approval of significant corporate transactions. Corporate actions might be taken even if other shareholders oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company that other shareholders may view as beneficial.

Future sales of our ordinary shares and the future exercise of options may cause the market price of our ordinary shares to decline and may result in substantial dilution.

We cannot predict what effect, if any, future sales of our ordinary shares by York and our other 5% shareholders, or the availability of our ordinary shares for future sale, including shares issuable upon the exercise of our options, will have on the market price of our ordinary shares. Pursuant to a registration rights agreement with York, we filed a registration statement with the Securities and Exchange Commission allowing for the disposition of 8,121,651 shares by them from time to time. Sales of substantial amounts of our ordinary shares in the public market by our 5% shareholders, or the perception that such sales could occur, could adversely affect the market price of our ordinary shares and may make it more difficult for you to sell your ordinary shares at a time and price you deem appropriate.

We have never paid cash dividends and have no intention to pay dividends in the foreseeable future.

We have never paid cash dividends on our shares and do not anticipate paying any cash dividends in the foreseeable future. We intend to continue retaining earnings for use in our business, in particular to fund our research and development, which are important to capitalize on technological changes and develop new products and applications. In addition, the terms of some of our financing arrangements restrict us from paying dividends to our shareholders.  Any future dividend distributions are subject to the discretion of our board of directors and will depend on various factors, including our operating results, future earnings, capital requirements, financial condition, tax implications of dividend distributions on our income, future prospects and any other factors deemed relevant by our board of directors.  The distribution of dividends also may be limited by Israeli law, which permits the distribution of dividends only out of retained earnings or otherwise upon the permission of the court.  You should not rely on an investment in our company if you require dividend income from your investment.

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

Under the Israeli Law for Encouragement of Capital Investments, 1959, or the Investment Law, portions of our Israeli facility qualify as "Approved Enterprises." As a result, we have been eligible for tax benefits for the first several years in which we generated taxable income from such "Approved Enterprise." Our historical operating results reflect substantial tax benefits, including tax exemptions and decreased tax rates up to December 31, 2000. In 2001, 2002 and 2003, we had substantial losses for tax purposes and a decrease in revenues and therefore could not realize any tax benefits since then due to current and/or carry forward losses. On April 1, 2005, an amendment to the Investment Law, or the Amendment, came into effect, that significantly changed the provisions of the Investment Law and the criteria for new investments qualified to receive tax benefits. The Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require approval of the Investment Center of the Ministry of Industry, Commerce and Labor of the State of Israel, or the Investment Center, in order to qualify for tax benefits. The Amendment is applied to new approved enterprises and there is no assurance that we will, in the future, be eligible to receive additional tax benefits under this law. Our financial condition and results of operations could suffer if the Israeli government terminated or reduced the current tax benefits available to us.

In order to be eligible for these tax benefits under the Amendment, we must comply with two material conditions. We must invest a specified amount in property and equipment in Israel, and at least 25% of each new "Approved Enterprise" income should be derived from export. We believe we have complied with these conditions, as well as other conditions specified in this law, but we have not received confirmation of our compliance from the Israeli government. If we fail in the future to comply in whole or in part with these conditions, we may be required to pay additional taxes and would likely be denied these tax benefits in the future, which could harm our financial condition and results of operations.

The transfer and use of some of our technology and its production is limited because of the research and development grants we received from the Israeli government to develop such technology.

Our research and development efforts associated with the development of certain of our legacy products have been partially financed through grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor. We may be subject to certain restrictions under the terms of the Office of the Chief Scientist grants. Specifically, any product incorporating technology developed with the funding provided by these grants may not be manufactured, nor may the technology which is embodied in our products be transferred outside of Israel without appropriate governmental approvals. These restrictions do not apply to the sale or export from Israel of our products developed with this technology.

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

As a foreign private issuer whose shares are listed on the NASDAQ Global Market, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements, which may not afford shareholders with the same protections that shareholders of domestic companies have. We follow Israeli law and practice instead of NASDAQ rules regarding the director nominations process, the composition of our audit committee, compensation of executive officers and the requirement to obtain shareholder approval for the establishment or amendment of certain equity-based compensation plans and arrangements.

As a foreign private issuer whose shares are listed on the NASDAQ Global Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of The NASDAQ Marketplace Rules.  We follow Israeli law and practice instead of The NASDAQ Marketplace Rules with respect to the director nominations process, the composition of our audit and compensation committee, compensation of executive officers and the requirement to obtain shareholder approval for the establishment or material amendment of certain equity-based compensation plans and arrangements.  As a foreign private issuer listed on the NASDAQ Global Market, we may also follow home country practice with regard to, among other things, the requirement to obtain shareholder approval for certain dilutive events (such as for an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company).  A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.

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

There has been unrest and terrorist activity in Israel, which began in September 2000 and which has continued with varying levels of severity through 2009.  The future effect of this deterioration and violence on the Israeli economy and our operations is unclear.  The election of representatives of the Hamas movement to a majority of seats in the Palestinian Legislative Council in January 2006 resulted in an escalation in violence among Israel, the Palestinian Authority and other groups.   In January 2009, Israel attacked Hamas strongholds in the Gaza strip, in reaction to rockets that were fired from Gaza and which landed in Israel. In addition, Iran has threatened to attack Israel numerous times, and is widely believed to be developing nuclear weapons. Ongoing violence between Israel and the Palestinians as well as tension between Israel and other countries in the Middle East may have a material adverse effect on our business, financial condition and results of operations.

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

        Most of our executive officers and the Israeli experts named in this annual report reside outside the United States, and a significant portion of our assets and the personal assets of most of our directors and executive officers are located outside the United States. Therefore, it may be difficult to effect service of process upon any of these persons within the United States. In addition, a judgment obtained in the United States. against us,  or such individuals, including but not limited to judgments based on the civil liability provisions of the United States federal securities laws, may not be collectible within the United States.

It may also be difficult to bring an original action in an Israeli court to enforce judgments based upon the U.S. federal securities laws against us and most of our directors and executive officers. Subject to particular time limitations, executory judgments of a U.S. court for liquidated damages in civil matters may be enforced by an Israeli court, provided that:

●
the judgment was obtained after due process before a court of competent jurisdiction, that recognizes and enforces similar judgments of Israeli courts, and according to the rules of private international law currently prevailing in Israel;

●	adequate service of process was effected and the defendant had a reasonable opportunity to be heard;

●	the judgment and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel;

●	the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties;

●	the judgment is no longer appealable; and

●	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court.

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

We currently have non-competition clauses in the employment agreements of substantially all of our employees. The provisions of such clauses prohibit our employees, if they cease working for us, from directly competing with us or working for our competitors. Recently, Israeli courts have required employers, seeking to enforce non-compete undertakings against former employees, to demonstrate that the competitive activities of the former employee will cause harm to one of a limited number of material interests of the employer recognized by the courts (for example, the confidentiality of certain commercial information or a company's intellectual property). In the event that any of our employees chooses to leave and work for one of our competitors, we may be unable to prevent our competitors from benefiting from the expertise our former employee obtained from us, if we cannot demonstrate to the court that we would be harmed.

ITEM 4:                      INFORMATION ON THE COMPANY

A.           History and Development of the Company

       We were incorporated in Israel in 1987 and are subject to the laws of the State of Israel.  We are a public limited liability company under the Israeli Companies Law, 5759-1999 and operate under that law and associated legislation.  Our corporate headquarters, executive offices and research and development, engineering and manufacturing facilities are located at Gilat House, 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva 49130, Israel. Our telephone number is (972) 3-925-2000.  Our address on the Internet is www.gilat.com.  The information on our website is not incorporated by reference into this annual report.

       We are a leading global provider of Internet Protocol, or IP, based digital satellite communication and networking products and services. We design, produce and market VSATs, or very small aperture terminals, or VSATs and related VSAT network equipment. We have a large installed customer base and have shipped more than 750,000 VSAT units to customers in over 85 countries on six continents since 1989.  We have 16sales and service offices worldwide and two call centers to support our customers.  Our products are primarily sold to communication service providers and operators that use VSATs to serve enterprise, government and residential users. We also provide services directly to end-users in various market segments in the United States and certain countries in Latin America.

       In 2009, 2008 and 2007, our property and equipment purchases amounted to approximately $4.5 million, $13.8 million and $9.3 million, respectively.  These amounts do not include the reclassification of inventory to property and equipment made during 2009, 2008 and 2007 in the amount of approximately $0.8 million, $3.4 million and $2.2 million, respectively.

B.           Business Overview

       We are a leading global provider of IP-based digital satellite communication and networking products and services. We design, produce and market very small aperture terminals, or VSATs, and related VSAT network equipment.  VSATs are earth-based terminals that transmit and receive broadband, Internet, voice, data and video via satellite. VSAT networks combine a large central earth station, called a hub, with multiple remote sites (ranging from tens to thousands of sites), which communicate via satellite. VSAT networks have significant advantages to wireline and wireless networks, as VSATs can provide highly reliable, cost-effective, end-to-end communications regardless of the number of sites or their geographic locations.

 We shipped our first generation VSAT in 1989 and since then we have been among the technological leaders in the VSAT industry.  Our continuous investment in research and development has resulted in the development of new and industry-leading VSAT products and our intellectual property portfolio includes 60 issued patents (23 U.S. and 31 foreign).  As of December 31, 2009, we had 922 employees, including 159 persons engaged in research, development and engineering activities. We currently operate three complementary, vertically-integrated business units:

Gilat Network Systems, or GNS, is a provider of VSAT-based networks and associated professional services, including turnkey and management services, to telecom operators worldwide. According to the latest COMSYS VSAT Report, published in 2009 by Communications Systems Limited, or COMSYS (which refers to a market study from 2008), a leading satellite industry research firm, we are the second-largest manufacturer of VSATs to the enterprise market, with a 28.3%  market share of shipped VSATs .  We also provide industry specific solutions for cellular backhaul, business continuity and disaster recovery. In the year ended December 31, 2009, we derived approximately 43% of our revenues from GNS. GNS’s representative customers include Brazil Telecom, Optus in Australia, Bharti in India, ICE in Costa Rica, Nepal Telecom, Telkom in South Africa and Telefonica in Latin America.

Spacenet Inc., or Spacenet, provides managed network communications services through satellite networks and hybrid satellite terrestrial networks.  Spacenet serves enterprise, government, small office/home office, or SOHO, and residential customers primarily in the United States, but also in locations throughout North America. Spacenet provides three primary lines of service:  custom commercial grade networks for large enterprise and government customers, Connexstar networks, which are standardized commercial grade services, and StarBand services, which are typically geared toward small office and residential users.  In 2009 we established Spacenet Integrated Government Solutions, Inc. as a subsidiary of Spacenet, to address the growing market for government solutions and services in the United States. According to the COMSYS report, we have a 24.5% market share of U.S. VSAT enterprise sites. In the year ended December 31, 2009, we derived approximately 37% of our revenues from Spacenet. Certain of Spacenet's representative customers include Regis Corporation, Dollar General, Goodyear, Intercontinental Hotels Group, USPS/Verizon, Scientific Games, Intralot, Boston Market, Centerpoint Energy, PG&E, Detroit Edison, Cumberland Farms, Sunoco and Valero.

Spacenet Rural Communications, or SRC, provides telephony, Internet and data services primarily for rural communities in emerging markets in Latin America under projects that are subsidized by government entities. We believe that we are the largest rural satellite telecom provider in Latin America, and as of December 31, 2009,  had approximately 11,700 operational sites. In the year ended December 31, 2009, we derived approximately 21% of our revenues from SRC.

We have diversified revenue streams that result from both sales of products and services. In the year ended December 31, 2009, approximately 40% of our revenues were derived from product sales and 60% from services. Our service revenues are derived from long-term contracts of three to six years, which provide stability and visibility into future revenues. During the same period, we derived 37% of our revenues from the U.S., 39% from South and Central America, 16% from Asia, 5% from Africa and 3% from Europe.  As of December 31, 2009, we had a backlog of $180 million for equipment and multi-year service contracts.

Industry Overview

Satellite networks are comprised of multiple ground stations that communicate through a satellite in orbit, providing continent-wide wireless connectivity. VSAT networks are used to provide a variety of connectivity applications such as broadband data, video and voice. VSAT networks are usually deployed in a hub-and-spoke configuration, with customer locations connecting via satellite to a central "hub" facility. The value chain of VSAT satellite networks consists of the following four main elements:

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

VSAT networks have a diverse range of uses and applications, and provide communication services as a stand-alone, alternate to, or complementary to wireline and wireless networks. We believe that the advantages of VSAT networks include:

o	Universal availability - VSATs provide service to any location within a satellite footprint.

o	Timely implementation - Large networks can be deployed within a few weeks.

o
Broadcast and multicast capabilities - Satellite is an ideal solution for broadcast and multicast transmission as the satellite signal is simultaneously received by any group of users in the satellite footprint.

o
Reliability and service availability - VSAT network availability is high due to the satellite and ground equipment reliability, the small number of components in the network and terrestrial infrastructure independence.

o	Scalability - VSAT networks scale easily from a single site to thousands of locations.

o	Cost-effectiveness - The cost of VSAT networks is independent of distance and therefore it is a cost-effective solution for networks comprised of multiple sites in remote locations.

o
Applications delivery - Wide variety of customer applications such as e-mail, virtual private networks, or VPN, video, voice, Internet access, distance learning, content distribution and financial transactions.

o	Portability - VSAT solutions can be mounted on vehicles or deployed rapidly in fixed locations, then relocated or moved as required.

Given the technological and implementation benefits afforded by VSAT networks, we believe that the market for VSAT products and services will continue to grow.

According to a Northern Sky Research report from 2008, the number of broadband satellite sites and subscribers is expected to grow at a compounded annual growth rate, or CAGR, of 11% through 2012 and 14.2% through 2017. While the Northern Sky Research measures both consumer and enterprise sites, Gilat currently provides solutions primarily to the enterprise market.

We believe that there are five primary categories of markets that require VSAT products and services:

Enterprise and Business.  These end-users include large companies and organizations, small medium enterprises, or SMEs, and SOHO end users. For enterprises, VSAT networks offer network connectivity and deliver voice, data and video within corporations (known as corporate intranets), Internet access, , transaction-based connectivity to enable on-line data delivery such as point-of-sale (credit and debit card authorization), inventory control and real time stock exchange trading. According to the Northern Sky Research report, SME base of two-way broadband VSAT sites accounted for 20% of the global installed base in 2008.

High-End. The high-end market consists of customers that have more demanding  network performance requirements. These requirements usually include higher level of Qualilty of Service, or QoS, than the typical user, higher speed connectivity, segregation of their traffic from other users’ traffic and more control over the network. Some examples of customers belonging to the high-end market are industrial energy organizations such as oil & gas and mining companies, militaries, maritime companies and mobile operators.

Rural Telecommunications.  The rural telecommunications market is comprised of communities throughout the world that require telephone, facsimile and Internet access in areas that are underserved by existing telecommunications services. These communication services are usually provided to the rural population via government-subsidized initiatives. This market sector is comprised of "Build-Operate" projects, in which governments subsidize the establishment and the operation of a rural network to be served by a satellite, wireless or cellular service provider that is usually selected in a bid process. According to the 2006 GSM Association Universal Access Report, 57 out of the 92 emerging market and developing countries sampled for their study have plans to establish universal service funds, or USFs, within their jurisdictions to meet local telephony and Internet service requirements. According to this report, the USFs jointly collected approximately $6.0 billion worldwide through 2006, out of which $1.62 billion has been redistributed to the telecommunications industry. To our knowledge, no updates have been released since the publication of this report. In other instances, local communications operators have USOs which require them to serve rural areas lacking terrestrial infrastructure. Some local communications operators elect to fulfill this obligation by hiring third parties in a model known as "Build-Operate-Transfer." In these instances, the network is established and made operational by a third party service provider and then transferred to the operator.

Consumer.  The consumer market consists of residential users. These users require a high-speed internet connection similar to a digital subscriber line, or DSL, or cable modem service. According to the Northern Sky Research report, in 2008 83% of these sites were located in North America.

        Government.  The government sector consists of law enforcement and military users. The versatility, reliability, and resiliency of VSAT networks make this network a perfect fit for police and armed forces. For example, a VSAT system can be quickly deployed in disaster areas, used as a replacement for destroyed wireless or wire line networks, providing communication services to emergency personnel and law enforcement units. In military applications, VSAT networks can be used as a reliable overlay to manage the entire battlefield communication solution, serve as communication backup infrastructure, and/or be used for primary tactical communications.

Our Competitive Strengths

We are a leading provider of satellite communication and networking products and services. Our competitive strengths include:

Market leadership in large and growing markets.  Since our inception, we have sold more than 750,000 VSATs to customers in over 85 countries. Our customer base includes a large number of satellite-based communications service providers and operators worldwide. In addition, we provide satellite-based communication services primarily to enterprises in the U.S. and we are the largest satellite communications service provider to rural communities in Latin America. The large installed base of our VSAT equipment also provides opportunities for new and incremental sales to existing customers. According to the latest COMSYS report, our global market share to the enterprise and government market was approximately 28.5%, based on the number of terminals shipped, making us the second largest VSAT manufacturer in the world for this segment.

Technology leadership.  We have been at the forefront of VSAT technology and services for over 22 years and continue to be an innovator and developer of new satellite technologies. Our highly customizable VSAT technology enables us to provide our customers with a wide range of broadband, Internet, voice, data and video solutions.  Our product and operations infrastructure is capable of running hubs with greater than 99.99% availability while rolling out thousands of new VSAT site locations each month. Our SkyEdge II, state-of-the-art solution, provides high performance and excellent space segment efficiency. Our legacy product lines are known for their durability and resilience.   Our research, development and engineering team is comprised of 150 persons, enabling us to rapidly develop new features and applications. Moreover, by directly serving end-users through our service organizations, we are able to quickly respond to changing market conditions to ensure we maintain our leadership position.

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

Complementary business lines.  Our three business units, GNS, Spacenet and SRC, enable us to provide a full turnkey solution to our customers by integrating a diverse range of value-added products and services. Our offerings range from VSAT network equipment, installation, operation and maintenance to provide services ranging from broadband, Internet, voice, data and video to managed solutions that are highly flexible and customizable. Our business model enables us to be closely attuned to all of our customers' needs and to rapidly adapt to changing market trends. Our VSAT-based networks often serve as a platform for the delivery of a complete system, providing versatile solutions for corporate enterprises, government agencies, SMEs, rural communities, SOHOs and consumers.

Diversified revenue streams and customer base.  For the year ended December 31, 2009, approximately 40% of our revenues were generated from products and 60% from services. Our product sales are generally independent equipment orders which often generate maintenance contracts and additional opportunities for future product sales. Our service sales are characterized by long-term contracts that provide a recurring revenue base. In the year ended December 31, 2009, our three business units, GNS, Spacenet and SRC, accounted for 43%, 37% and 20% of our revenues, respectively.  We are not overly dependent on any single customer, project, or geographic region.

Strong financial position.  Our strong financial position allows us to compete effectively with other companies in our industry. As of December 31, 2009, our cash balance was $ 154.4 million ( this balance includes cash and cash equivalents as well as short term bank deposits), and we reduced our debt to $30.3  million as of December 31, 2009, from $34.7 million at December 31, 2008. Our strong cash position gives us a competitive advantage in potential acquisitions and in ongoing business.

Delivery Capabilities.  Over the years we have demonstrated our ability to deploy communication networks in the most remote, transportation challenged, and technology adverse areas. This affects both our ability to plan and implement sophisticated communication networks in remote areas, as well as in challenging terrain, and enhances our ability to meet technological challenges like a lack of electrical power infrastructure or a lack of any physical infrastructure. Our teams are proficient in delivering solutions in these instances, with a high success rate.

Experienced management team.  Since July 2005, we have operated under a new management team as well as a new board of directors. Our Chairman and CEO, Amiram Levinberg, is a co-founder of our company and leads a highly experienced executive team of satellite industry veterans. Our management has refocused our business strategy and continued our financial turnaround.

Our Growth Strategy

Our objective is to leverage our advanced technology and capabilities to:

Expand our presence in the military Satcom market. Building on our technology leadership and growing presence with armed forces around the world, we are increasing our focus on this growing market segment both in the U.S. and globally. In the U.S. we established Spacenet Integrated Government Solutions, also known as SIGS, a subsidiary of Spacenet, which will focus on expanding our reach into new customers including the Department of Defense, Homeland Security, the Intelligence community and government related agencies. We are increasing our research and development effort to develop the specific capabilities and solutions required by armed forces globally. We are investing in this market segment as we believe its global growth will contribute to our business.

Continue to build our system integration offering. We are a leader in deploying VSAT solutions in remote or otherwise challenging areas. Building on this strength we have expanded our business beyond core VSAT networks to deliver to our customers complete and comprehensive solutions, even in instances where the VSAT technology is not the main part of the solution. We see a growth in market demand for vendors capable of taking full ownership of delivering integrated solutions for interdisciplinary, communication based projects. In these cases we handle the project management, solution design, equipment procurement, deployment logistics, installation and integration, operational services, maintenance and support.

Strengthen and expand our technology leadership. We are strengthening our technology leadership by our continuing investment in research and development and have increased our research and development budget for 2010, expanding our product portfolio with new product offerings and new capabilities. Our flagship product, SkyEdge II, has better space segment utilization and higher performance than competing technology. Our new offerings, the NetEdge and Prysm Pro, enable our customers new opportunities in deploying communication networks suited to their needs.

Focus on emerging markets.  We have expanded our focus on rural and emerging markets. Traditionally, it has been considered too costly for service providers to provide full-terrestrial networks to these regions. As a result, many governments either require telecommunications operators to provide communications access through USOs to these communities or provide funding via USFs to subsidize the provision of these services. Available worldwide USF funding is estimated to be  $4 billion in approximately 15 countries. As this communications rollout is adopted, VSAT-based communication networks provide a high quality, cost-effective alternative to terrestrial, wireless and cellular systems. GNS focuses its sales efforts on offering solutions to service providers that are either being required by USOs to facilitate the rural expansion, or on offering solutions to service providers that are utilizing the subsidies created through USFs.

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

Our SkyEdge product family, including the SkyEdge and SkyEdge II products, allows us to deliver efficient, reliable and affordable broadband connectivity such as Internet, voice, data and video.

We also provide solutions tailored to the requirements of individual industries. Based on our open SkyEdge platform, our solutions provide added value to operators through better performance and integration as well as simpler deployment. One such solution is SkyAbis, which provides cost-effective cellular backhaul for rural communications.

We also support satellite networking through professional services, training and a full range of turnkey solutions and outsourced network operations including "Build-Operate-Transfer" for networking facilities.

GNS is headquartered in Petah Tikva, Israel and has 13 offices worldwide, with 374 employees. In the year ended December 31, 2009, GNS had revenues of $ 109.7 million, including sales of $ 11.9 million to Spacenet and SRC.

Products and Solutions

SkyEdge Family of Products

Our SkyEdge product family is based on a single hub with multiple VSATs to support a variety of services and applications. The products were designed using advanced technology to enable them to process different types of user traffic such as voice, critical data, Internet traffic and video, to handle each type of traffic in an efficient manner and provide the necessary quality of service for each traffic stream. The SkyEdge also includes advanced mechanisms, which ensures that the transmissions via the satellite utilize the available satellite bandwidth efficiently and enhance the user experience.

Below is a table that shows the main VSAT products Gilat offers. All of these products are connected to an outdoor RF unit which is mounted on a dish antenna:

During 2009, we announced a new product – the NetEdge. NetEdge is a high-performance satellite communications solution, specifically designed to meet the requirements of multi-star (a network topology which consists of remotes connected to a regional gateway and also connected to the main hub, also called star-within-star networks) private networks for corporations as well as for cellular backhaul applications. The NetEdge solution is composed of remote sites using SkyEdge II Access/Pro VSATs, NetEdge Gateways, and a SkyEdge II hub. Single-hop connectivity is provided network-wide between the NetEdge components. This enhances the user experience and application performance for all intra-corporation, cellular backhaul and Internet traffic. NetWdge is competitively priced and offers bandwidth savings that can reach 30% and more compared to Single Channel per Carrier (SCPC) solutions. NetEdge offers network efficiency and reduces the total cost of ownership. NetEdge is installed as an expansion of a SkyEdge II hub and as a result, adding additional NetEdge Gateways to an existing hub is simple.

Another addition to our product offering is the Prysm Pro Network Appliance. Prysm Pro supports advanced applications over satellite, wire-line and wireless networks, helps multi-site enterprises support multiple secure networks with centralized management and enables hybrid switching between wire-line and wireless technologies. It is a modular, scalable, off-the-shelf IP network appliance that offers benefits `to customers. The Prysm Pro appliance is integrated with Spacenet’s managed network services, providing access to a user-friendly web portal to enable simplified and centralized network management

Prysm Pro Network Appliance Sample Applications

Solutions

Our VSAT-based networks serve as a platform for the delivery of custom tailored solutions for identified markets. We pre-package, commercialize and sell these end-to-end solutions, which offer higher value to our customers. For example, our SkyAbis supports a cellular backhaul application for Global System for Mobile Communications, or GSM, and Code Division Multiple Access, or CDMA, cellular-based stations. Our end-to-end solutions include government communication infrastructure solutions for post offices, elections, military and security and rapid VSAT deployment. We also provide turnkey solutions that include installation, operation and third-party peripheral equipment.

System Integration and Turnkey Implementation

We have expanded our business beyond core VSAT networks to deliver our customers complete and comprehensive solutions to their needs even where VSAT is not the main part of that solution. We see a growth in market demand for vendors capable of taking full ownership in delivering integrated solutions for interdisciplinary, communication based projects.

In other situations we are required to provide our VSAT solution in a turnkey mode whereby we are responsible for the complete end-to-end solution.

In the case of turnkey solutions, and some time also in projects requiring system integrations we provide our customers with a full and comprehensive solution including:

●	Project management – accompanying the customer through all stages of a project and ensuring that the project objectives are within the predefined scope, time and budget;

●	Network design – translating the customer’s requirements into a system to be deployed, performing the sizing and dimensioning of the system and evaluating the available solutions;

●	Deployment logistics – transportation and rapid installation of equipment in all of the network sites;

●
Implementation and integration – combining our equipment with third party equipment such as solar panel systems and surveillance systems as well as developing tools to allow the customer to monitor and control the system;

●	Operational services – providing professional services, program management, network operations and field services;

●	Maintenance and support – providing 24/7 helpdesk services, on-site technician support and equipment repairs and updates.

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

We offer a customer care program, which we refer to as SatCare, and professional services programs that improve customer network availability through ongoing support and maintenance cycles. As part of our professional services, we provide:

●	Outsourced operations such as VSAT installation, service commissioning and hub operations.

●	Proactive troubleshooting, such as periodic network analysis, to identify symptoms in advance.

●	Training and certification to ensure customers and local installers are proficient in VSAT operation.

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

Service providers serving the rural communications market are typically public telephony and Internet operators providing telephony and Internet services through public call offices, telecenters, Internet cafes or pay phones. Some of the rural communication projects are for government customers. Examples of our rural telecom customers include Telefonica in Peru and ICE in Costa Rica.

Our VSAT networks also provide underserved areas with a high-speed Internet connection similar to DSL service provided to residential users. An example of such a customer is Optus in Australia.

GNS Sales and Marketing

We use both direct and indirect sales channels to market our products, solutions and services. Most of our revenues are derived from direct sales. Our GNS equipment sales division has organized its marketing activities by geographic areas, with groups or subsidiaries covering most regions of the world. Our sales teams are comprised of account managers and sales engineers (approximately 134 employees), who establish account relationships and determine technical and business requirements for the network. These teams also support the other distribution channels with advanced technical capabilities and application experience. Sales cycles in the VSAT network market vary significantly, with some sales requiring 18 months and even more, from an initial lead through signing of the contract and others stemming from an immediate need for product delivery within two to three months. The sales process includes understanding customer needs, several network design iterations, and network demonstrations.

Spacenet Inc.

Overview

 Spacenet provides managed network communications services through satellite networks and hybrid satellite-terrestrial networks. Spacenet provides a comprehensive range of communications solutions and managed network services that help streamline a network infrastructure and support a comprehensive range of business applications. With a full range of connectivity options, management services, and value-added applications, Spacenet serves as a single source for broadband network requirements. Spacenet serves enterprise, government, small office/home office, or SOHO, and residential customers primarily in the United States, but also in locations throughout North America. We provide three primary lines of service:  (i) custom commercial grade networks for large enterprise and government customers, (ii) Connexstar networks, which are standardized commercial grade services, and StarBand services, which are typically geared toward small office and residential users.  Additionally, in 2009 we created Spacenet Integrated Government Solutions, Inc.  to address the growing market for government solutions and services in the United States.

Spacenet's equipment and services are currently deployed at more than 100,000 business, government and residential locations in the U.S. Our customers include Regis Corporation, Dollar General, Goodyear, Intercontinental Hotels Group, USPS/Verizon, Scientific Games, Intralot, Boston Market, Centerpoint Energy, PG&E, Detroit Edison, Cumberland Farms, Sunoco and Valero.  The latest COMSYS report, ranked Spacenet as the second largest satellite network service provider in North America for the enterprise/government market, with a 24.5% market share. Our market includes WAN services for retail, energy, oil & gas, financial services, hospitality and government customers, as well as Internet access services for SOHO and residential customers.

Spacenet is based in McLean, Virginia, and has 213 employees. In the year ended December 31, 2009, Spacenet had revenues of $ 83.6 million.

Services

Spacenet offers custom and standardized, pre-packaged network services that are sold under the Spacenet, Connexstar and StarBand brand names. These service lines target a variety of markets and applications, as is illustrated in the diagram below:

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

These services are also available in fixed site or transportable configurations for on-the-go communications. Many of Spacenet’s custom network and standard Connexstar services offer service level agreements, or SLAs, for network reliability, network management and reporting tools, professional program management and implementation assistance, and professional-grade installation and maintenance options.

Spacenet Integrated Government Solutions (SIGS)

Spacenet Integrated Government Solutions (SIGS) was created in 2009 to address the growing market for government solutions and services. We have been expanding SIGS’ presence in the government market with the launch of targeted product offerings and new government customers at federal, state and local levels. Much of SIGS’ initial government success has come from its ability to support critical first response satellite solutions. We have a proven track record of meeting some of the most demanding communications requirements with customized solutions, which ultimately increases an agency’s ability to respond effectively. We effectively leverage our network customization capabilities to meet a variety of government network requirements helping it expand beyond the first responder market to other critical government networks. We believe that the establishment of SIGS, will enable us to provide satellite solutions to a wider range of government agencies including the DoD and to develop long term strategies that assure customer needs are being met.

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

For many enterprise and government satellite networks, we offer SLAs providing guarantees on network uptime and availability as well as guaranteed network performance and issue resolution time. Spacenet's network management and operations features include diverse and scalable hub and satellite options, centralized network management center, extensive web-based tools for customers, dedicated program management and service automation.

Spacenet Sales and Marketing

We sell our enterprise and government services directly through a team of account executives as well as through a network of approximately 30 authorized enterprise and/or government service resellers, primarily telecom carriers, IT integrators and value-added resellers focused on specific industries.

Our StarBand SOHO services are sold both directly and through approximately 200 sales agents, that are typically direct-to-home satellite TV resellers and/or satellite Internet service resellers. Our distribution channel strategy is shown below:

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

SRC has offices in Peru and Colombia and employs 277 persons. In the year ended December 31, 2009 SRC had revenues of $ 46.7 million

SRC Services and Solutions

We began to operate in Peru in 1998, with the award of our first rural telephony project called "Frontera Norte" for FITEL, with approximately 200 sites. Since then, we have participated in almost every rural communications project launched by the Peruvian government and have won, either wholly or partially, all seven projects. Overall, we operate almost 8,700 telephony sites in Peru, of which approximately 1,000 have Internet connectivity, and have been awarded over $45 million in government subsidies to build and operate these networks, almost all of which has already been paid to the Company. In addition, we have developed services for private customers, such as Banco de la Nacion, utilizing our current infrastructure and providing those customers with Internet, data and telephony services. Our rural network manages millions of incoming and outgoing minutes every month, serving more than six million people in rural areas. On average, the network in Peru has reduced the distance between rural phone locations from 50km to 5km. In 2009, most of the revenues in Peru were from network usage and private subscribers.

SRC Colombia started operations in 1999 by winning the government's Compartel I project focused on rural telephony. Since then we have been awarded two additional projects with over $100 million in government subsidies in the aggregate.  As of December 31, 2009, SRC Colombia operates a network of approximately 3,000 rural sites spread throughout the country, serving over a million persons. The services for those rural sites include telephony, Internet, data, fax and other services. In order to comply with government bid requirements, SRC has integrated a variety of technologies into its VSAT based network such as wireless local loop. The Ministry of Communications in Colombia extended and amended the agreements for the provision of services under the Rural Communitarian Telephony (Compartel II) and Telecentros projects for additional terms, through December 2010.

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

VSAT Services to Telecom Operators:

In some markets, existing telecom operators are mandated by the government to provide universal services. Providing these services in remote areas is a challenge to these operators, and they sometimes outsource these services to rural telecom service providers. The exact nature of these outsourcing projects varies, but they are typically a "Build-Transfer" model or a "Build-Operate-Transfer" model. Cable & Wireless in Panama is SRC's first "Build-Operate-Transfer" customer.

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

The U.S. enterprise VSAT market is primarily served by Spacenet and Hughes Network Systems LLC. In addition, more recently, Spacenet's primary competitors in the enterprise WAN market are large terrestrial carriers such as AT&T, Verizon and Qwest.

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

Geographic Distribution of our Business

The following table sets forth our revenues by geographic area for the periods indicated below as a percent of our total sales:

	Years Ended December 31,
	2009	2008	2007
United States	37.1%	39.9%	33.9%
South America and Central America	39.1%	27.5%	26.9%
Asia	15.9%	14.8%	14.0%
Africa	4.9%	13.3%	12.3%
Europe	3.0%	4.5%	12.9%
Total	100%	100.0%	100.0%

Backlog

On December 31, 2009, our backlog for equipment sales and revenues from multi-year service contracts for our VSAT products was approximately $ 180 million, down from approximately $ 195 million at year-end 2008. The backlog in 2009 includes approximately $ 2 million of revenues to be generated from Colombia going forward while the backlog in 2008 included $24 million of revenues from the Compartel projects in Colombia which was recognized in 2009.  Backlog does not include revenues from future traffic on our rural networks, future revenues from subscribers, from our consumer and enterprise operation and other cancelable agreements. Backlog is not necessarily indicative of future sales.  Many of our contracts can be terminated at the convenience of the customer.  In addition, some of our contracts may include product specifications that require us to complete additional product development.  Any inability to meet the specifications or complete the product development could lead to a termination of the related contract.

C.           Organizational Structure

Significant Subsidiary

1. Spacenet Inc.
2. StarBand Communications Inc.
3. Gilat Satellite Networks (Holland) B.V.
4. Gilat Colombia S.A. E.S.P
5. Gilat to Home Peru S.A
6. Gilat do Brazil Ltda
7. Gilat Satellite Networks (Mexico) S.A. de C.V.
Country/State of Incorporation Delaware Delaware Netherlands Colombia Peru Brazil Mexico	% ownership 100% 100% 100% 100% 100% 100% 100%

D.           Property, Plants and Equipment

Our headquarters are located in a modern office park which we own in Petah Tikva, Israel. This facility is comprised of approximately 380,000 square feet of office space, out of which approximately 266,000 square feet are currently used by us and approximately 114,000 square feet are subleased to third parties.

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

Introduction

We were incorporated in 1987 and began trading on the NASDAQ Stock Market in 1993. We are a leading global provider of IP based digital satellite communication and networking products and services. We design, produce and market VSATs and related VSAT network equipment. VSATs are earth-based terminals that transmit and receive broadband, Internet, voice, data and video via satellite. VSAT networks have significant advantages to wireline and wireless networks, as VSATs can provide highly reliable, cost effective, end-to-end communications regardless of the number of sites or their geographic locations.

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

We currently operate three complementary, vertically-integrated business segments: Gilat Network Systems, or GNS, a provider of VSAT-based networks and associated professional services, including turnkey and management services, to telecom operators worldwide; Spacenet Inc. a provider of satellite network services to enterprises, small office/home office, or SOHOs, and residential customers in the U.S.; and Spacenet Rural Communications, or SRC, a provider of telephony, Internet and data services primarily for rural communities in emerging markets in Latin America under projects that are subsidized by government entities.

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

Consolidation.  Our consolidated financial statements include the accounts of our company and those of our subsidiaries, in which we as a controlling voting interest, as well as entities consolidated under the variable interest entities or VIE provisions of  ASC 810, "Consolidation" ("ASC 810") (formerly: Financial Accounting Standards Board ("FASB") Interpretation No. 46(R), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" ("FIN 46")). Inter-company balances and transactions have been eliminated upon consolidation.

In general, a VIE is a corporation, partnership, limited-liability corporation, trust, or any other legal structure used to conduct activities or hold assets that either (i) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (ii) has a group of equity owners that is unable to make significant decisions about its activities, (iii) has a group of equity owners that does not have the obligation to absorb losses or the right to receive returns generated by its operations or (iv) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity’s activities (for example, providing financing or buying assets) either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

ASC 810 requires a VIE to be consolidated by the party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) that will absorb a majority of the risk of loss from the VIE's activities, is entitled to receive a majority of the VIE's residual returns (if no other variable interests absorb a majority of the VIE's losses), or both.

A variable interest holder that consolidates the VIE is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIE's assets, liabilities and noncontrolling interests at fair value and subsequently account for the VIE as if it were consolidated based on a majority voting interest. ASC 810 also requires disclosures about VIEs in which the variable interest holder is not required to consolidate but in which it has a significant variable interest.

Most of the activity of SRC in Colombia, consists of operating subsidized projects for the government, or the Compartel Projects. The Compartel projects were awarded to our Colombian subsidiaries in 1999 and 2002.

As required in the bid documents for the Compartel Projects, we established trusts, also referred to as   the Trusts, and entered into a governing trust agreement for each project, or collectively, the Trust Agreements. The Trusts were established for the purpose of holding the network equipment, processing payments to subcontractors, and holding the funds received through the subsidy from the government until they are released in accordance with the terms of the subsidy and paid to us. The Trusts are a mechanism to allow the government to review amounts to be paid with the subsidy and to verify that such funds are used in accordance with the transaction document of the project and the terms of the subsidy. We generate revenues both from the subsidy, as well as from the use of the network that SRC operates.

The Trusts are considered VIEs and we are identified as the primary beneficiary of the Trusts. As such, the Trusts were consolidated in our financial statements since their inception.

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

Revenues from product sales are recognized in accordance with SEC Staff Accounting Bulletin, or SAB, No. 104, "Revenue Recognition", or SAB No. 104, when delivery has occurred, persuasive evidence of an agreement exists, the vendor's fee is fixed or determinable, no further obligation exists and collectability is probable. When significant accepted provision is included in the arrangement revenues are deferred until the acceptance occurs. Generally, we do not grant rights of return. Service revenues are recognized ratably over the period of the contract or as services are performed, as applicable.

In accordance with ASC 605-25, ""Revenue Recognition - Multiple-Element Arrangements" ("ASC 605-25") (formerly Emerging Issues Task Force, or EITF,  Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables, or EITF 00-21, a multiple-element arrangement), an arrangement that involves the delivery or performance of multiple products, services and/or rights to use assets) is separated into more than one unit of accounting, if the functionality of the delivered element(s) is not dependent on the undelivered element(s), there is vendor-specific objective evidence (VSOE) of fair value of the undelivered element(s) and delivery of the delivered element(s) represents the culmination of the earnings process for those element(s). If these criteria are not met, the revenue is deferred until such criteria are met or until the period in which the last undelivered element is delivered. If there is VSOE for all units of accounting in an arrangement, the arrangement consideration is allocated to the separate units of accounting based on each unit's relative VSOE.

Revenues from products under sales-type-lease contracts are recognized in accordance with ASC 840 "Leases" ("ASC 840") (formerly SFAS No. 13, "Accounting for Leases", or SFAS No. 13), upon installation or upon shipment, in cases where the customer obtains its own or other's installation services. The net investments in sales-type-leases are discounted at the interest rates implicit in the leases. The present values of payments due under sales-type-lease contracts are recorded as revenues at the time of shipment or installation, as appropriate. Future interest income is deferred and recognized over the related lease term as financial income.

Revenues from products and services under operating leases of equipment are recognized ratably over the lease period, in accordance with ASC 840.

Deferred revenue represent amounts received by the Company when the criteria for revenue recognition as described above are not met and are included in "Other current liabilities" and "Other long term liabilities". In general, when deferred revenue is recognized as revenue, the associated deferred costs are also recognized as cost of sales.

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

Income Taxes. We account for uncertain tax position in accordance with ASC 740-10, "Income Taxes" ("ASC 740-10") , as amended by FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109" ("FIN 48"). ASC 740-10 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FAS 109. This interpretation prescribes a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition of tax positions, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 requires significant judgment in determining what constitutes an individual tax position as well as assessing the outcome of each tax position. Changes in judgment as to recognition or measurement of tax positions can materially affect the estimate of the effective tax rate and consequently, affect the operating results of our company.

Accounts Receivable and Allowance for Doubtful Accounts.  We are required to estimate our ability to collect our trade receivables. A considerable amount of judgment is required in assessing their ultimate realization. We provided allowance for our receivables relating to customers that were specifically identified by our management as having difficulties paying their respective receivables. If the financial condition of our customers deteriorates, resulting in their inability to make payments, additional allowances may be required. These estimates are based on historical bad debt experience and other known factors pertaining to these customers. If the historical data we used to determine these estimates does not properly reflect future realization, additional allowances may be required.

Inventory Valuation.  We are required to state our inventories at the lower of cost or market value. In assessing the ultimate realization of inventories, we are required to make judgments as to future demand requirements and compare that with the current or committed inventory levels.

Impairment of Intangible Assets and Long-Lived Assets.  We periodically evaluate our intangible assets and  long-lived assets (mainly property and equipment) for potential impairment indicators. Our judgments regarding the existence of impairment indicators are based on legal factors, market conditions,  operational performance and prospects of our acquired businesses and investments. Our long-lived assets are reviewed for impairment annually and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. In measuring the recoverability of assets, we are required to make estimates and judgments in assessing our future cash flows which derive from the estimated useful life of our current primary assets, and compare that with the carrying amount of the assets. Additional significant estimates used by management in the methodologies used to assess the recoverability of our long-lived assets include estimates of future short-term and long-term growth rates, useful lives of assets, market acceptance of products and services, our success in winning bids and other judgmental assumptions, which are also affected by factors detailed in our risk factors section in this prospectus. If these estimates or the related assumptions change in the future, we may be required to record impairment charges for our long-lived assets.

Future events could cause us to conclude that impairment indicators exist and that additional intangible assets and long-lived assets associated with our acquired businesses and our long-lived assets are impaired. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

Most of the activity of Spacenet Rural in Colombia consists of operating subsidized projects for the government know as the the Compartel projects”. In accordance with these projects, the Colombian government transferred approximately $70 million to the trust accounts. The money was released from the trusts based on a schedule of payments and upon meeting certain operational milestones. As of December 31, 2008, approximately $51 million had been released from the trusts to our company and approximately $24 million was held in trust  until certain operational milestones imposed by the Colombian government were met. In December 2008, after lengthy negotiations with the Ministry of Communication in Colombia, we signed an addendum relating to the Compartel projects, modifying the operational milestones. The new terms of the agreements included the removal of thousands of telephony sites, which were determined to no longer be needed or used by the rural population in Colombia, the upgrade of technology, primarily in existing sites, entailing additional capital expenditure, the modification of the terms of the agreements and a release by each of the parties from all prior claims under the previous agreements. During 2009 the remainder of the $24 million was released from the trusts following the successful implementation of the project and the meeting of the required indicators. In October 2009 and later, in January 2010, the Ministry of Communications in Colombia extended and amended the agreements for the provision of services under the projects for an additional period of three months and twelve months,  respectively.

During 2009 and 2008 we deferred approximately $2.1 million and $14.8 million respectively, of revenues related to the Compartel projects in order to ensure that accumulated revenues recognized from these projects did not exceed the accumulated amounts already released from the trusts. In general, we recognize revenues for these projects on a straight line basis, relative to the beginning of operation and for the period that service is required to be provided. The deferred revenues relate to periods for which we have already provided service but, these amounts were not released from the trusts.

In accordance with the guidelines of ASC 360 (formerly FASB 144, “Accounting for the impairment or disposal of long lived assets”, we recorded an impairment of long lived assets and other charges with respect to the Compartel projects in Colombia  $5.0 million and $12.2 million in 2008 and 2007 respectively.

Legal and Other Contingencies.  We are currently involved in certain legal and other proceedings and are also aware of certain tax and other legal exposures relating to our business. We are required to assess the likelihood of any adverse judgments or outcomes of these proceedings or contingencies as well as potential ranges of probable losses. A determination of the amount of accruals required, if any, for these contingencies is made after careful analysis. The accounting treatment related to income taxes exposure/ contingencies have been assessed and provided in accordance with ASC 740, "Income Taxes" ("ASC 740") (formerly: SFAS No. 109, "Accounting for Income Taxes" and  ASC 740-10 (formally FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" )). ASC 740-10 clarifies the accounting for income taxes, by prescribing the minimum recognition threshold that a tax position is required to meet before recognized in the financial statements. ASC 740-10 utilizes a two-step approach for evaluating tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) is only addressed if step one has been satisfied (i.e., the position is more-likely-than-not to be sustained), otherwise, a full liability in respect of a tax position not meeting the more-than-likely-than-not criteria is recognized.

Liabilities related to legal proceedings, demands and claims are recorded in accordance with the ASC 450, "Contingencies" ("ASC 450") (formerly: SFAS No. 5 "Accounting for Contingencies), which defines a contingency as "an existing condition, situation, or set of circumstances involving uncertainty as to possible gain or loss to an enterprise that will ultimately be resolved when one or more future events occur or fail to occur." In accordance with ASC 450, accruals for exposures or contingencies are being provided when the expected outcome is probable and when the amount of loss can be reasonably estimated. It is possible, however, that future results of operations for any particular quarter or annual period could be materially affected by changes in our assumptions, the actual outcome of such proceedings or as a result of the effectiveness of our strategies related to these proceedings.

Accounting for Stock-Based Compensation.  On January 1, 2006, we adopted the provisions of Standard ASC 718, "Compensation-Stock Compensation" ("ASC 718") (formerly: SFAR 123(R), "Share-Based Payment"), which requires us to measure all employee stock-based compensation awards using a fair value method and recognize such expense in our consolidated financial statements. We adopted ASC 718 using the modified prospective transition method, which requires the application of the accounting standard starting from January 1, 2006. We estimate the fair value of stock options granted using the Black-Scholes option pricing model, and the fair value of Restricted Stock Units or RSU,  based on the market stock price on the dated of grant. Prior to the adoption of ASC 718, we accounted for equity-based awards to employees and directors using the intrinsic value method in accordance with APB No. 25, "Accounting for Stock Issued to Employees" ("APB 25") as allowed under SFAS 123. Non-cash share-based compensation of $0.9 million was recorded in 2009. As of December 31, 2009, we had $3.6 million of total unrecognized compensation costs related to non-vested share-based awards granted under our stock option plans. That cost is expected to be recognized over a weighted average period of 1.6 years.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Revenues. Revenues for the year ended December 31, 2009 and 2008 for our three business segments were as follows:

	Year Ended			Year Ended
	December 31,			December 31,
	2009	2008	Percentage	2009	2008
	U.S. dollars in thousands		change	Percentage of revenues

GNS
Equipment	85,730	136,500	(37.19)%	37.59%	51.02%
Services	23,986	25,420	(5.64)%	10.52%	9.50%
	109,716	161,920	(32.24)%	48.11%	60.52%
Spacenet
Equipment	17,438	38,950	(55.23)%	7.65%	14.56%
Services	66,099	67,410	(1.94)%	28.98%	25.20%
	83,537	106,360	(21.46)%	36.63%	39.76%
SRC
Equipment	109	169	(35.50)%	0.05%	0.06%
Services	46,567	24,373	91.06%	20.42%	9.11%
	46,676	24,542	90.19%	20.47%	9.17%
Intercompany Adjustments
Equipment	11,870	25,268	(53.02)%	5.20%	9.45%
Services		28	(100.00)%	0.00%	0.01%
	11,870	25,296	(53.08)%	5.20%	11.09%
Total
Equipment	91,407	150,351	(39.20)%	40.08%	56.20%
Services	136,652	117,175	16.62%	59.92%	43.80%
Total	228,059	267,526	(14.75)%	100.00%	100.00%

Revenues in 2009 decreased by approximately $39 million compared to 2008, representing a decrease of 14.75%. The decrease in our revenues was attributed mainly to the global economic conditions and the recession in the US during 2009, specifically during the first half of 2009, leading to conservative spending in the telecom sector and postponement or reduction of capital expenditures.

GNS revenues decreased by approximately $52.2 million, reflecting a decrease in revenues derived from sales to third parties of approximately $38.8 million, and approximately $13.4 million of intercompany revenues derived from sales to Spacenet. The decrease in GNS revenues is mainly attributable to an approximately $ 24.3 million decrease in sales to the Africa region and to a decrease of approximately $5.3 million in sales to the Eastern Europe region.

Spacenet revenues decreased by approximately $22.8 million.  The reduction is attributable to tight market conditions in the US together with the difficult economic environment.   The decrease is primarily due to a decline in sales of network equipment and connectivity services to customers that provide technology services in the gaming sector, of approximately $10.2 million when compared to 2008 and from a decline of sales in the consumer sector, which decreased by approximately $4.7 million when compared to 2008.

The decrease in revenues both in GNS and Spacenet was slightly offset by increased revenues of approximately $22.1 million from our Colombia operation, SRC. This increase in revenues was primarily due to the release of approximately $ 24 million of restricted cash in Colombia. The total revenues derived from the released of the restricted cash were slightly offset by a reduction in traffic revenues.

Revenues in 2009 were derived approximately 40% from equipment and 60% from services. In 2008, our revenues were derived approximately 56% from equipment and 44% from services. The increase in the service portion of our revenues in 2009 is mainly attributable to the higher portion of revenues derived from our operations in Colombia together with the decrease of GNS revenues, which are typically from the sale of equipment.

Gross profit. The gross profit of our three business segments for the years ended December 31, 2009 and 2008 was as follows:

	Year Ended		Year Ended
	December 31,		December 31,
	2009	2008	2009	2008
	U.S. dollars in thousands		Percentage of revenues per segment

GNS
Equipment	31,715	58,547	36.99%	42.90%
Services	12,446	8,354	51.89%	32.90%
	44,161	66,901	40.25%	41.30%
Spacenet
Equipment	3,696	11,704	21.20%	30.00%
Services	9,109	8,952	13.78%	13.30%
	12,805	20,656	15.33%	19.40%
SRC
Equipment	31	43	28.44%	25.30%
Services	14,141	(2,992)	30.37%	(12.30)%
	14,172	(2,949)	30.36%	12.00%

Intercompany Adjustments	707	1,344	5.96%	5.30%

Total Gross Profit	70,431	85,952	30.88%	32.10%

Our gross profit margin decreased to 30.88% in the year ended December 31, 2009 from 32.10% in the year ended December 31, 2008.  The decrease in the gross profit was due to a decrease in the Company’s revenues, mainly in GNS and Spacenet. In general GNS revenues carry higher margins compared toSpacenet and SRC. The decrease in GNS gross profit is due to the lower level of revenues together with the decrease in the GNS portion of the total revenues of our other segments. The decrease in Spacenet gross profits was mainly due to the decrease in revenues, while maintaining a similar level of fixed expenses compared to the previous year.

The decrease in our gross profits was offset in part by the increase from SRC operations, which carried higher gross margins primarily  as a result of the release of the restricted cash and the related revenues, which carried a low level of incremental expense resulting in higher margins. During 2009, we took certain cost cutting measures, which included reduction in salary levels and in head count, mainly in GNS. Those cost cutting measures slightly offset the reduction in GNS’ gross margins. Our gross profit is affected year-to-year by the mix between equipment and services, the regions in which we operate, the size of our deals and the timing in which transactions are consummated. As such, we are subject to lumpiness in our business profits, which can lead to year-to-year fluctuations

When reported by segment, the results of Spacenet and SRC are presented based on intercompany transfer prices. The intercompany adjustments line reflects the intercompany profits that were realized in order to adjust the transfer price to our cost.

Research and Development Expenses:

	Year Ended			Year Ended
	December 31,			December 31,
	2009	2008	Percentage	2009	2008
	U.S. dollars in thousands		change	Percentage of revenues per segment

GNS
Expenses incurred	16,281	18,702	(12.95)%	14.84%	11.55%
Less - grants	2,311	1,760	31.31%	(2.11)%	(1.09)%
Total GNS	13,970	16,942	(17.54)%	12.73%	10.46%

Net research and development expenses decreased by approximately $3 million in the year ended December 31, 2009, compared to the year ended December 31, 2008. This decrease is in line with the cost cutting measures we took during 2009, which included reduction in salary levels and head count. Net research and development expenses also decreased by approximately $0.6 million due to the increase in grants.

Selling and marketing expenses. The selling and marketing expenses of our three business segments for the years ended December 31, 2009 and 2008 were as follows:

	Year Ended			Year Ended
	December 31,			December 31,
	2009	2008	Percentage	2009	2008
	U.S. dollars in thousands		change	Percentage of revenues per segment
GNS	20,971	25,741	(18.53)%	19.11%	15.90%
Spacenet	7,581	9,309	(18.56)%	9.07%	8.80%
SRC	586	733	(20)%	1.26%	3.00%
Total	29,138	35,783	(18.57)%	12.78%	13.40%

Selling and marketing expenses decreased by approximately $6.6 million in the year ended December 31, 2009, compared to the year ended December 31, 2008. This decrease is primarily attributable to a reduction in the sales related expenses, specifically $3.2 million related to sales commissions, as a result of the reduction in revenues. An additional decrease of approximately $2.4 million is related to the cost cutting measures taken during 2009, which included  a reduction in salary levels and headcount.

General and administrative expenses.  The general and administrative expenses of our three business segments for the year ended December 31, 2009 and 2008 were as follows:

	Year Ended			Year Ended
	December 31,			December 31,
	2009	2008	Percentage	2009	2008
	U.S. dollars in thousands		change	Percentage of revenues per segment
GNS	11,590	14,712	(21.22)%	10.56%	9.09%
Spacenet	10,603	8,939	18.62%	12.69%	8.40%
SRC	5,794	6,168	(6.06)%	12.41%	25.13%
Total	27,987	29,819	(6.14)%	12.27%	11.15%

General and administrative expenses decreased by approximately $1.8 million in 2009 compared to 2008. The decrease is primarily attributable to cost cutting measures taken during 2009 of approximately $2.3 million, which included reductions in salary levels and headcount, a decrease of approximately $1.4 million in rent and maintenance expenses, mainly due to increased income derived from the rental of a portion of our facilities in Petah Tikva.  The decrease in expenses during 2009 was partially offset by an increased bad debt provision of approximately $1.8 million.

Financial income, net.  In the year ended December 31, 2009, we had a financial income of approximately $1.0 million, compared to financial income of approximately $1.3 million in 2008. The decrease in our financial income is mainly attributable to the decrease in income derived from interest on held-to-maturity marketable securities and short term deposits and from exchange differences between local currency and the U.S/ dollar in the countries where some of our subsidiaries are located.

Other Income. During the year 2009, we sold  our remaining ownership interest in a company in which we invested in the past, and which investment had been previously written off. Our proceeds from this sale were approximately $2.6 million.

Taxes on income.  Taxes on income are dependent upon where our revenues are generated .Taxes on income in 2009 were approximately $0.9 million compared to approximately $1.4 million in 2008. The slight decrease in taxes during 2009 was not due to any particular change in policy or event.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Revenues. Revenues for the year ended December 31, 2008 and 2007 for our three business segments were as follows:

	Year Ended			Year Ended
	December 31,			December 31,
	2008	2007	Percentage	2008	2007
	U.S. dollars in thousands		change	Percentage of revenues

GNS
Equipment	136,500	147,665	(7.6)%	50.8%	52.2%
Services	25,420	23,754	7.0%	9.7%	8.4%
	161,920	171,419	(5.5)%	60.5%	60.6%
Spacenet
Equipment	38,950	26,513	46.9%	14.6%	9.4%
Services	67,410	68,857	(2.1)%	25.2%	24.4%
	106,360	95,370	11.5%	39.8%	33.8%
SRC
Equipment	169	268	(36.8)%	0.1%	0.1%
Services	24,373	33,922	(28.1)%	9.1%	12.0%
	24,542	34,190	(28.2)%	9.2%	12.1%
Intercompany Adjustments
Equipment	25,268	17,649	43.2%	9.4%	6.2%
Services	28	711	(96.3)%	0.1%	0.3%
	25,296	18,360	37.8%	9.5%	6.5%
Total
Equipment	150,351	156,797	(4.1)%	56.0%	55.5%
Services	117,175	125,822	(6.9)%	44.0%	44.5%
Total	267,526	282,619	(5.3)%	100%	100.0%

Revenues in 2008 decreased by 5.3% compared to 2007. Revenues in 2008 were derived 56.2% from equipment and 43.8% from services. In 2007, our revenues were derived 56.0% from equipment and 44.0% from services. The decrease in the service portion of our business in 2008 is attributable to the $14.8 million reduction in revenues recognized by SRC, relating to the delay in the release of restricted cash from the Compartel projects in Colombia, while in 2007 we recognized revenues of approximately $8.5 million with respect to these projects. In addition, the decline in revenues is also attributable to longer sales cycles in the emerging markets and more conservative spending in the telecom sector, which we attribute primarily to the economic recession affecting markets worldwide. The decrease in our revenues was partially offset by Spacenet’s activities including the continued roll-outs of large-scale gaming networks to customers that provide lottery technology services in the U.S. Our revenues in  2009 reflect our company’s ability to overcome the economic recession and generate sales in a more difficult economic environment, as well as our ability to successfully perform under the new agreements in Colombia and collect the associated restricted cash held in trust.

Gross profit. The gross profit of our three business segments for the years ended December 31, 2008 and 2007 was as follows:

	Year Ended		Year Ended
	December 31,		December 31,
	2008	2007	2008	2007
	U.S. dollars in thousands		Percentage of revenues per segment

GNS
Equipment	58,547	72,064	42.9%	48.8%
Services	8,354	13,028	32.9%	54.8%
	66,901	85,092	41.3%	49.6%
Spacenet
Equipment	11,704	3,449	30.0%	13.0%
Services	8,952	11,097	13.3%	16.1%
	20,656	14,546	19.4%	15.3%
SRC
Equipment	43	231	25.3%	86.2%
Services	(2,992)	2,089	(12.3)%	6.2%
	(2,949)	2,320	(12.0)%	6.8%

Intercompany Adjustments	1,344	(113)	5.3%	0.6%

Total Gross Profit	85,952	101,845	32.1%	36.0%

Our gross profit margin decreased to approximately 32.1% in 2008, from 36.0% in the year ended 2007.  The decrease is partially attributable to the projects in Colombia, in which we continued to record all related expenses but did not recognize the related revenues. In addition, GNS’ gross margin decreased from 49.6% in 2007 to 41.3% in 2008, also contributing to the overall decrease in our gross margin. The decrease in GNS’ gross margin is attributable to an increase in transactions in 2008, in regions carrying lower margins such as Asia and Latin America versus higher gross margin transactions in 2007 from Eastern Europe. In addition, during 2008 we wrote off approximately $1.5 million of excess inventory relating mainly to legacy equipment, compared to a write off of $0.5 million in 2007. The decrease in our gross profit was partially offset by an increase in Spacenet’s gross profits due a higher level of revenues in 2008.

When reported by segment, the results of Spacenet and SRC are presented based upon intercompany transfer prices. The intercompany adjustments line reflects the intercompany profits that were realized in order to adjust the transfer price to our cost.

Research and Development Expenses:

	Year Ended			Year Ended
	December 31,			December 31,
	2008	2007	Percentage	2008	2007
	U.S. dollars in thousands		change	Percentage of revenues per segment

GNS
Expenses incurred	18,702	17,270	8.3%	11.6%	10.1%
Less - grants	1,760	2,240	(21.4)%	1.1%	1.3%
Total GNS	16,942	15,030	12.7%	10.5%	8.8%

Net research and development expenses increased by approximately $1.9 million in the year ended December 31, 2008, compared to the year ended December 31, 2007. The increase was mainly due to increased salaries and related expenses caused by the devaluation of the US Dollar against the NIS during 2008 and severance packages of approximately $0.5 million for employees leaving our company. In addition, during 2008, we received approximately $0.5 million less in grants due to the completion of a project with the European Union.

Selling and marketing expenses. The selling and marketing expenses of our three business segments for the years ended December 31, 2008 and 2007 were as follows:

	Year Ended			Year Ended
	December 31,			December 31,
	2008	2007	Percentage	2008	2007
	U.S. dollars in thousands		change	Percentage of revenues per segment
GNS	25,741	27,205	(5.4)%	15.9%	15.8%
Spacenet	9,309	8,905	4.3%	8.8%	9.3%
SRC	733	2,264	(68)%	3.0%	6.6%
Total	35,783	38,374	(6.8)%	13.4%	13.5%

Selling and marketing expenses decreased by approximately $2.6 million in the year ended December 31, 2008, compared to the year ended December 31, 2007. This decrease is primarily attributable to a decrease of approximately $2.3 million in sales commissions and agent commissions, when compared to the year prior.

General and administrative expenses.  The general and administrative expenses of our three business segments for the years-ended December 31, 2008 and 2007 were as follows:

	Year Ended			Year Ended
	December 31,			December 31,
	2008	2007	Percentage	2008	2007
	U.S. dollars in thousands		change	Percentage of revenues per segment
GNS	14,712	12,135	21.2%	9.1%	7.1%
Spacenet	8,939	12,979	(31.1)%	8.4%	13.6%
SRC	6,168	5,938	3.9%	25.1%	17.4%
Total	29,819	31,052	(4.0)%	11.1%	11.0%

General and administrative expenses decreased by approximately $1.2 million in 2008, compared to 2007. The decrease in Spacenet is primarily attributable to a reduction of approximately $0.9 million in sales and a use tax provision made in 2007 due to a settlement with the tax authorities in 2008. In addition, during 2008 Spacenet’s doubtful debt expenses decreased by approximately $0.8 million. The decrease in Spacenet’s general and administrative expenses was offset by increased expenses in GNS as a result of the devaluation of the U.S. dollar against the NIS during 2008 and additional expenses of approximately $1.0 million in professional consulting fees relating to the implementation of a new ERP system.

Financial income (expenses), net.  In the year ended December 31, 2008, we had financial income of approximately $1.3 million, compared to financial income of approximately $6.0 million in 2007. The decrease in our financial income is mainly attributable to the significant decrease in interest income from held-to-maturity marketable securities, of which approximately $4.2 million is due to the decrease in interest rates on our reduced cash balances, and approximately $0.7 million is due to the devaluation of our pension funds, which were affected by the sharp decline in the capital markets.

Expenses related to aborted merger transaction. During  2008, we recorded approximately $ 2.3 million of external costs related to the aborted merger transaction.

Other Income. During 2008, we received a dividend from a company, in which we had invested  approximately $1.2 million, which investment had previously been written off. A substantial portion of this investment was subsequently sold in the fourth quarter of 2008. The total income from this transaction was  approximately $1.8 million.

Taxes on income.  Taxes on income are dependent upon where our revenues are generated. Taxes on income in 2008 were approximately $1.4 million, compared to approximately $1.0 million in 2007. The slight increase in taxes during 2008 was not driven by any particular change in policy or event.

Variability of Quarterly Operating Results.  Our revenues and profitability may vary from quarter to quarter and in any given year, depending primarily on the sales mix of our family of products and the mix of the various components of the products (i.e. the volume of sales of remote terminals versus hub equipment and), sale prices, and production costs, as well as entering into new service contracts, the termination of existing service contracts, or different profitability levels between different service contracts. Sales of our products to a customer typically consist of numerous remote terminals and related hub equipment, which carry varying sales prices and margins.

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

Conditions in Israel

We are incorporated under the laws of the State of Israel, where we also maintain our headquarters and most of our research and development and manufacturing facilities.  See Item 3.D. “Key Information – Risk Factors – Risks Relating to Our Location in Israel” for a description of governmental, economic, fiscal, monetary or political polices or factors that have materially affected or could materially affect our operations.

Impact of Inflation and Currency Fluctuations

While most of our sales and service contracts are in U.S. dollars and most of our expenses are in U.S. dollars and NIS, portions of our projects in Latin America are linked to their respective local currencies. The foreign exchange risks are often significant due to fluctuations in local currencies relative to the U.S. dollar.

The influence on the U.S. dollar cost of our operations in Israel relates primarily to the cost of salaries in Israel, which are paid in NIS and constitute a substantial portion of our expenses in NIS. In 2009, the rate of inflation in Israel was 3.9% and the U.S dollar depreciated in relation to the NIS at a rate of 0.7%, from NIS 3.802 per $1 on December 31, 2008 to NIS 3.775 per $1 on December 31, 2009. In the period ended December 31, 2008 inflation in Israel was 3.8% while the U.S. dollar depreciated in relation to the NIS at a rate of 1.1%. If future inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of such devaluation lags behind increases in inflation in Israel, our results of operations may be materially adversely affected. In 2008 and 2009, in order to limit these risks, we entered into hedging agreements to cover certain of our NIS to US dollar exchange rate exposures.

Regarding the changes in the value of other foreign currencies in relation to the U.S. dollar, our monetary balances that are not linked to the U.S. dollar impacted our financial expenses during 2009 and 2008. This is due to heavy fluctuations in currencies in certain regions of Latin America in which we do business. There can be no assurance that in the future our results of operations may not be materially adversely affected by other currency fluctuations.

Effective Corporate Tax Rate

On January 1, 2003, a comprehensive tax reform took effect in Israel. Pursuant to the tax reform, resident companies are subject to Israeli tax on income accrued or derived in Israel or abroad. In addition, the concept of a "controlled foreign corporation" was introduced, according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary's primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). The tax reform also substantially changed the system of taxation of capital gains. Following the reform, the capital gains tax rate applicable to us was decreased from 36% to 25%, while the allocation of the gain between the two periods is proportional to the holding periods until December 31, 2002, and after December 31, 2002. In 2008 and in 2009, this tax reform did not have any material effect on our liquidity, financial condition or results of operations.

Israeli companies are subject to income tax on their worldwide income.  Pursuant to tax reform legislation that came into effect in 2003, the corporate tax rate is to undergo staged reductions to 25% by the year 2010.  In order to implement these reductions, the corporate tax rate is scheduled to decline from 26% in 2009 to 25% in 2010.  In July 2009, Israel's Parliament (the Knesset) passed the Economic Efficiency Law (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribes, among other things, an additional gradual reduction in the Israeli corporate tax rate and real capital gains tax rate starting from 2011 to the following tax rates: 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%. However, the effective tax rate payable by a company that derives income from an Approved Enterprise or Benefited Enterprise, discussed further below, may be considerably less.

                On April 1, 2005, an amendment to the Investment Law came into effect which significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises, which may be approved by the Investment Center by setting criteria for the approval of a facility, such as provisions generally requiring that at least 25% of the approved enterprise's income will be derived from export. A facility that is approved under the Amendment is called a "Benefited Enterprise." Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law, so that companies no longer require Investment Center approval in order to qualify for tax benefits. However, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as in effect on the date of such approval. Therefore, our existing Approved Enterprises or Benefited Enterprises will not be subject to the provisions of the Amendment.

                According to the Amendment, tax-exempt income generated under the provisions of the Amendment will be subject to taxes upon distribution or liquidation and we may be required in the future to record deferred tax liabilities with respect to such tax-exempt income. As of December 31, 2009, we did not generate income under the provisions of the Amendment.

                Currently, we have nine Approved Enterprise programs under the alternative route of the Investment Law. The period of benefits for all of these programs has expired. See "Item 10:  Additional Information - Israeli Taxation." In addition, our company chose 2005 as the year of election for a new Benefited Enterprise under the amendment.

                We expect to derive a substantial portion of our operating income, when we become profitable for Israeli tax purposes from future Benefited Enterprise facilities. We may therefore be eligible for a tax exemption for a limited period on undistributed Benefited Enterprise income, and an additional subsequent period of reduced corporate tax rates ranging between 10% and 25%, depending on the level of foreign ownership of our shares, on undistributed such Benefited Enterprise income. Income from sources other than the "Approved Enterprises" or “Benefited Enterprises” "during the relevant period of benefits will be taxable at the regular corporate tax rates.

                We anticipate that we will not have to pay taxes relating to the 2010 tax year for most of our major entities due to current or carry forward tax losses. Cash outlays for income taxes in the future might be different from tax expenses, mainly due to cash tax payments for previous years that might be triggered by tax audits in the various tax jurisdictions, deferred tax expenses (income) and payments usually made in arrears for annual taxes in profitable years.

Impact of Recently Issued Accounting Pronouncements

In May 2009, the FASB issued ASC 855, "Subsequent Events", ("ASC 855") (originally issued as SFAS 165). ASC 855 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. ASC 855 is effective for interim and annual reporting periods ending after June 15, 2009. We evaluated all events or transactions that occurred after December 31, 2009 up through April 1, 2010.

In June 2009, the FASB issued an update to ASC 810, "Consolidation", which, among other things (i) requires ongoing reassessments of whether an entity is the primary beneficiary of a variable interest entity, and eliminate the quantitative approach previously required for determining the primary beneficiary of a variable interest entity (ii) amends certain guidance for determining whether an entity is a variable interest entity; and (iii) requires enhanced disclosure that will provide users of financial statements with more transparent information about an entity's involvement in a variable interest entity. The update is effective for interim and annual periods beginning after November 15, 2009. We are currently evaluating the impact that the adoption of the ASC 810 update will have on the consolidated financial statements.

In June 2009, the FASB issued SFAS 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles" ("SFAS No. 168"). SFAS No. 168, which is incorporated in ASC Topic 105, Generally Accepted Accounting Principles ("ASC 105"), identifies the accounting standard codification as the authoritative source of generally accepted accounting principles in the United States. We adopted ASC 105 in 2009, and therefore all references by the Company to authoritative accounting principles recognized by the FASB reflect the Codification.

In August 2009, the FASB issued Accounting Standards Update ("ASU") No. 2009-05 "Fair Value Measurements and Disclosures (Topic 820) - Measuring Liabilities at Fair Value" ("ASU 2009-05"). ASU 2009-05 amends Subtopic 820-10 "Fair Value Measurements and Disclosures - Overall" and provides clarification on the methods to be used in circumstances in which a quoted price in an active market for the identical liability is not available. The provisions of ASU 2009-05 were effective July 1, 2009. The adoption of ASU 2009-05 did not have a material impact on our financial statements.

           In September 2009 the FASB reached a consensus on ASU 2009-13, Revenue Recognition (Topic 605) - "Multiple-Deliverable Revenue Arrangements ("ASU 2009-13"). ASU 2009-13 modifies the requirements that must be met for an entity to recognize revenue from the sale of a delivered item that is part of a multiple-element arrangement when other items have not yet been delivered. ASU 2009-13 eliminates the requirement that all undelivered elements must have either: i) VSOE or ii) third-party evidence ("TPE"), before an entity can recognize the portion of an overall arrangement consideration that is attributable to items that already have been delivered. In the absence of VSOE or TPE of the standalone selling price for one or more delivered or undelivered elements in a multiple-element arrangement, entities will be required to estimate the selling prices of those elements. Overall arrangement consideration will be allocated to each element (both delivered and undelivered items) based on their relative selling prices, regardless of whether those selling prices are evidenced by VSOE or TPE or are based on the entity’s estimated selling price. The residual method of allocating arrangement consideration has been eliminated. This new update is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company is currently evaluating the impact that the adoption of the ASU 2009-13 will have on the consolidated financial statements.

B.           Liquidity and Capital Resources

Since our inception, our financing requirements have been met through cash from funds generated by private equity investments, public offerings, issuances of convertible subordinate notes, bank loans, operations, as well as funding from research and development grants. In addition, we also finance our operations through available credit facilities as discussed below. We have used available funds primarily for working capital, capital expenditures and strategic investments.

As of December 31, 2009, we had cash and cash equivalents of $122.7 million, short term bank deposits and held to maturity marketable securities of $31.7 million, short-term and long-term restricted cash of $6.7 million, short-term restricted cash held in trustees' accounts of $2.1 million.  As of December 31, 2008, we had cash and cash equivalents of $73.9 million, short-term bank deposits and held to maturity marketable securities of $63 million, short-term and long-term restricted cash of $14.3 million, short-term and long-term restricted cash held in trustees' accounts of $24.2 million and short-term bank credits of $6.5 million.

As of December 31, 2009, our accumulated debt was approximately $30.3 million, comprised of current maturities of long-term loans and convertible notes of $5.2 million, long-term loans of $9.8 million and convertible subordinate notes of approximately $15.3 million.

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

The following table summarizes our cash flows for the periods presented:

	December 31,
	2009	2008	2007
	US Dollars in thousands
Net cash provided by (used in) operating activities	(206)	(19,620)	22,775
Net cash provided by (used in) investing activities	59,189	(25,507)	(53,836)
Net cash provided by (used in) financing activities	(11,009)	(2,168)	3,307
Effect of exchange rate changes on cash and cash equivalents	782	(1,596)	1,016
Net increase (decrease) in cash and cash equivalents	48,756	(48,891)	(26,738)
Cash and cash equivalents at beginning of the period	73,916	122,807	149,545
Cash and cash equivalents at end of the period	122,672	73,916	122,807

Our cash and cash equivalents increased by approximately $49 million during the year ended December 31, 2009 as a result of the following:

Operating activities.  Cash used in operating activities was approximately $0.2 million compared to $ 19.6 million in 2008. The improvement in our operating cash flow during 2009 is mainly attributable to ongoing efforts to manage our working capital by focusing on improving payment terms and collection from customers, as well as utilization of existing inventory on the one hand, while maintaining an efficient budget and expense control on the other hand.

Our days sales outstanding, or DSO, at the end of 2009 was 73 days compared to 81 days at the end of 2008, reflecting a decrease in our account receivables balance of approximately $14.3 million. In addition, our other assets and inventory decreased by approximately $6.5 million and $9 million respectively. These decreases were entirely offset by a decrease in an account payable of approximately $6.9 million, a decrease in accrued expenses of approximately $6 million, a decrease in an advance from customers held by trustees of approximately $22 million and a decrease in other account payables and other long term liabilities of approximately $9.9 million.

Investing activities.  Cash provided in investing activities, was approximately $59.2 million, mainly attributable to net proceeds from held to maturity marketable securities and short term deposits of approximately $32.5 million, net proceeds from the release of restricted cash held by trustees of approximately $21.8 million and proceeds from other restricted cash of approximately $7.7 million. In addition, we generated an additional $2.6 million from the sale of an investment accounted for at cost. All of the above was offset by the purchase of approximately $4.5 million of property and equipment. Purchase of property and equipment in 2009 decreased by approximately $9.8 million compared to 2008, due to reduced purchases which resulted from lower revenues derived from network installations.

Financing activities.  Cash used in financing activities was approximately $11 million, primarily from the repayment of long term loan of $4.3 million and short term bank credit of $6.5 million.

Our cash and cash equivalents decreased by approximately $49 million during the year ended December 31, 2008 as a result of the following:

Operating activities.  Cash used in operating activities was approximately $19.6 million. During 2008, as a result of the different regions in which GNS operated and the nature of the deals and payment terms, our accounts receivables balance increased by approximately $16 million affecting our working capital and operating cash flow. In addition, during 2007 we benefited from favorable payment terms resulting in increased level of down payments and an increase in our deferred revenues balances, which turned into revenues during 2008, thus reducing our other accounts payable and deferred revenues balances by approximately $16.6 million. The above was offset by an increase in accrued expenses of approximately $3.6 million and positive cash provided by other operating activities of $9.4 million.

Investing activities.  Cash used in investing activities was approximately $25.5 million, mainly from net investments in held to maturity marketable securities of approximately $15.7 million, purchase of property and equipment of approximately $13.8 million, net investment in restricted cash (including long term) of approximately $0.9 million, net of  proceeds from loans to employees of approximately $2.8 million, proceeds from sale of investments, net of approximately $1.6 million and proceed from the sale of property and equipment of approximately $0.5 million.

Financing activities.  Cash used in financing activities was approximately $2.2 million, primarily from the repayment of our long term loan of $5.4 million, net of proceeds of approximately $2.5 million from the exercise of options, and approximately $0.7 million from short term bank credits.

C.           Research and Development

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

We devoted significant research and development resources in 2009, 2008 and 2007 to the development of our SkyEdge family of products. We develop our own network software and software for our VSATs. We generally license our software to customers as an incidental part of the sale of our network products and services. We also license certain third party software for use in our products.

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

    The following table sets forth, for the years indicated, our gross research and development expenditures, the portion of such expenditures which was funded by non-royalty bearing grants and the net cost of our research and development activities:

	Years
	2009	2008	2007
	(U.S. dollars in thousands)

Gross research and development costs	16,281	18,702	17,270
Less:
Non-royalty-bearing grants	2,311	1,760	2,240

Research and development costs - net	13,970	16,942	15,030

D.	Trend Information

The worldwide recession had an adverse affect on our sales during 2009. Specifically, we experienced longer sales cycles saw more conservative spending in the telecom sector.  Toward the end of 2009 we observed signs of improvement in the telecom sector, but it is unclear at this point if these improvements will continue in 2010.

In the past few years the satellite communications market has experienced increasing competition both from within its sector and from competing satellite communication technologies. Specifically, the expansion of cellular coverage in rural areas worldwide, increased terrestrial infrastructures as well as the advancement of wireless technologies, increases the options for our potential and existing customers. In addition, the number of satellite communications providers in the market has increased and prices of technologies continue to decline. Another development in our industry is the increasing demand for complete solutions which encompass far more than a single platform of a communications solution. In addition, the supply of satellite transponder capacity is dependent upon a limited number of providers. Availability is sometimes scarce in certain regions and prices can fluctuate.

We estimate that the political environment in Israel could continue to prevent certain countries from doing business with us and this, in addition to the increased competition and reduced prices in the telecommunications industry overall, may have adverse effects on our business. Given all of the above, we cannot guarantee or predict what our sales will be what trends will develop and if any changes in our business and marketing strategy will be implemented.

E.           Off-Balance Sheet Arrangements

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

As of December 31, 2009, the aggregate amount of bank guarantees outstanding  to secure our various performance obligations was approximately $ 8.7 million, including an aggregate of approximately $ 3.7 million on behalf of our subsidiary in Peru. We have restricted cash of approximately $ 1.6 million as collateral for these guarantees.

In order to guarantee our performance obligations for our Colombian activities, we purchased insurance from a local insurance company in Colombia. The Company has provided the insurance company with various corporate guarantees, guaranteeing the Company's performance and its employee salary and benefit costs in excess of approximately $ 26.0 million and $ 6.0 million, respectively.

In addition, we have provided bank guarantees of approximately $ 5.1 million for certain office leases world-wide and have restricted cash of approximately $ 5.1 million as collateral for these guarantees. We also provided approximately $ 1.6 million of other guarantees of as of December 31, 2009.

F.           Tabular Disclosure of Contractual Obligations

      The following table summarizes our minimum contractual obligations as of December 31, 2009 and the effect we expect them to have on our liquidity and cash flow in future periods.

Contractual Obligations	Payments due by period (in thousands)
	Total	2010	2011-2012	2013-2014	2015 and after
Long-term loans *	14,210	4,380	9,830	-	.
Convertible subordinated notes	16,060	840	15,220		-
Accrued interest related to restructured debt (including $634 as short term accrued expenses)	1,810	634	1,176		-
Capital lease obligations	8	8	-	-	-
Operating lease	81,409	23,924	33,897	17,254	6,334
Other long-term debt	3,768	250	500	3,018
Total contractual cash obligations	117,265	30,036	60,623	20,272	6,334

(*) Future interest payments are not included due to variability in interest rates

ITEM 6:                 DIRECTORS AND SENIOR MANAGEMENT

A.           Directors and Senior Management

The following table sets forth the name, age, position(s) and a brief account of the business experience of each of the directors and executive officers:

Name	Age	Position(s)
Amiram Levinberg	54	Chairman of the Board of Directors and Chief Executive Officer
Erez Antebi	50	Chief Executive Officer, Gilat Networks Systems, and President, Spacenet Rural Communications
Andreas Georghiou	60	Chief Executive Officer, Spacenet Inc.
Ari Krashin	37	Chief Financial Officer
Haim Benyamini(1)(2)	70	External Director
Jeremy Blank	31	Director
Ehud Ganani	57	Director
Leora Meridor(1)(2)	62	External Director
Karen Sarid(1)(2)	59	Director
Izhak Tamir(1)(2)	57	Director

(1)           Member of our Audit Committee.

(2)           Member of Compensation and Stock Option Committee.

       Amiram Levinberg co-founded our company and served as a member of our board of directors since our  inception and until April 2004.  In July 2005, Mr. Levinberg rejoined our company as Chairman of our board of directors and Chief Executive Officer.  From July 1995 and until April 15, 2003, Mr. Levinberg served as our President.  Until 2002, Mr. Levinberg also served as our Chief Operations Officer. From 1987 and until July 1995, Mr. Levinberg served as our Vice President of Engineering.  From 1977 to 1987, Mr. Levinberg served in a research and development unit of the Israel Defense Forces, where he managed a large research and development project. Mr. Levinberg was awarded the Israel Defense Award in 1988. Mr. Levinberg also serves on the board of directors of Orckit Communications Ltd., a company traded on the NASDAQ Global Market, Cardboard Industries and Kargal, a cardboard manufacturer in Israel.   Mr. Levinberg holds a B.Sc. degree in Electrical Engineering and Electronics and a M.Sc. degree in Digital Communications, both from the Technion - Israel Institute of Technology in Haifa.

Erez Antebi has served as Chief Executive Officer of Gilat Networks Systems since June 1, 2005, and as Chief Executive Officer of Spacenet Rural Communications since February 1, 2008.  Mr. Antebi served as our Chief Operating Officer from October 2002 until September 2003, when he left to serve as Chief Executive Officer of Clariton Networks Ltd. From the beginning of 1998 and until being appointed as our Chief Operating Officer, Mr. Antebi served as our Vice President, General Manager for Asia, Africa and Pacific Rim. From September 1994 until the beginning of 1998, Mr. Antebi served as Vice President and General Manager of Gilat Inc.  Mr. Antebi initially joined our company in May 1991 as product manager for the Skystar Advantage VSAT product. From August 1993 until August 1994, he served as Vice President of Engineering and Program Management of Gilat Inc. Prior to joining us, Mr. Antebi worked for a private importing business from 1989 to 1991, after having served from 1987 to 1989 as marketing manager for high frequency radio communications for Tadiran Limited, a defense electronics and telecommunications company, and as a radar systems development engineer at Rafael, the research and development and manufacturing arm of the Israel Defense Forces, from 1981 to 1987.  Mr. Antebi holds B.Sc. and M.Sc. degrees in Electrical Engineering from the Technion - Israel Institute of Technology in Haifa.

Andreas Georghiou has served as the Chief Executive Officer of Spacenet Inc. since August 2006.  Prior to joining Spacenet, Mr. Georghiou had been with SES Americom and its predecessor, GE Americom, a unit of GE Capital, for over 20 years in various leadership roles.  Immediately prior to joining our company, Mr. Georghiou served as Chief Commercial Officer at SES Americom and prior to that and through July 2005, he served as the Senior Vice President of Business Operations. From 2003 through July 2006, Mr. Georghiou also served as President of Americom Asia Pacific, a regional satellite venture of SES.  From 1994 to 2003, Mr. Georghiou served as the Senior Vice President of Sales and Marketing for Global Satellite Services at GE Americom.  From 1992 to 1994, Mr. Georghiou served as Americom’s Director of Business Development.  While at GE Americom, Mr. Georghiou also served as an officer of GE Capital.  In addition, Mr. Georghiou held various positions at RCA Corporation including IT Manager, Director of Treasury Planning and Manager of Operations Research, at the David Sarnoff Research Center.  Mr. Georghiou is a member of the board of directors of Society of Satellite Professionals International (SSPI) and has served as a member of the Corporate Leadership Advisory Council of the U.S. Chamber of Commerce.  Mr. Georghiou holds B.Sc degree from the University of Pennsylvania, and a Masters of Science. degree from the Wharton School, where he studied as a Fulbright Scholar.

Ari Krashin has served as our Chief Financial Officer since June 2008.  Mr. Krashin joined our company in April 2000 and served in various positions in our company since then. From 2005 to June 2008 Mr. Krashin served as our Financial Director.  Before joining our company and from 1999, Mr. Krashin served as a chartered public accountant for Kesselman & Kesselman, PriceWaterhouseCooper’s Israel office. Mr. Krashin is a chartered public accountant and holds a B.A. degree in Business Administration and Accounting from the College of Management.

       Haim Benyamini has served on our board of directors as an external director (within the meaning of the Israeli Companies Law) since February 2005. Mr. Benyamini currently also serves on the board of directors of Orbotech Ltd. (NASDAQ: ORBK). Mr. Benyamini served as an advisor to Teva Pharmaceutical Industries Ltd.'s or Teva, chief executive officer, board and management from January 2005 until January 2009. Mr. Benyamini served as the Corporate Vice President of Human Resources of Teva from 1988 until December 31, 2004. From 1982 to 1988, Mr. Benyamini served as the Corporate Vice President of Human Resources at Scitex Corporation. Mr. Benyamini served as a guest lecturer at Tel Aviv University from 1997 to 2003 as part of the Masters of Arts program in Labor Studies. Mr. Benyamini holds a M.A. degree in Organizational Behavior from the University of Chicago and a B.A degree in Social Sciences, Sociology and Political Science from the Hebrew University of Jerusalem. Mr. Benyamini is a Brigadier General (Ret) in the Israel Defense Forces and served in various command staff and training roles from 1957 until 1982.

            Jeremy Blank has served as a member of our board of directors since July 2005. Mr. Blank is a Principal and Managing Director of York Capital Management.  York is a private investment fund headquartered in New York with approximately $12 billion in assets under management.  From 1999 to 2004, Mr. Blank worked at Morgan Stanley as a vice president within Morgan Stanley's fixed income department and earlier, in Morgan Stanley's mergers and acquisitions department. Mr. Blank holds a B.A. degree in Finance from Yeshiva University in New York City.

    Dr. Ehud Ganani has served as a member of our board of directors since July 2005.  Dr. Ganani currently serves as Chairman of the boards of directors of TraceGuard Technologies Inc., a company involved in explosive detection equipment for airports and other security facilities. Dr. Ganani served as the chief executive officer of TraceGuard between 2006-2008.  Dr. Ganani is also the chief executive officer and president of Rabintex Industries Ltd..  Rabintex deals with personal protection gear and army vehicles modifications.  Dr. Ganani also serves as the chairman of the board of Bird Aerosystems Ltd., a private company that develops and supplies anti missiles protection systems for helicopters and fixed wing military and civilian aircrafts.  Dr. Ganani is the chairman of the public committee for aerospace and defense and home land security in the Israeli Export Institute.  Dr. Ganani served as the Chief Executive Officer of Israel Military Industries from 2002-2005.  Prior to that, Dr. Ganani served in various senior positions in Rafael Armament Development Authority, the last of which was as Vice President of Marketing and Business Development from 1997-2002.  Dr. Ganani headed the rocket motors development group in Rafael between 1986 and 2001. Dr. Ganani also served as a visiting professor of Chemical Engineering at UC Davis, CA (1984-1985). Dr. Ganani holds a Doctorate of Science in chemical engineering from Washington University, St. Louis, MO (1984) and a BSc. degree in Chemical Engineering from the Technion - Israel Institute of Technology in Haifa.

    Dr. Leora (Rubin) Meridor has served on our board of directors as an external director (within the meaning of the Israeli Companies Law) since August 2005.  Dr. Meridor is a business and financial consultant and serves on the board of directors of Teva Pharmaceutical Industries Ltd., Osem Investment Ltd. and Alrov (Israel) Ltd.  Between 2001 and 2004, Dr. Meridor served as chair of the board of directors of Poalim Capital Markets Ltd. and between 2001 and 2005, as chair of the boards of directors of Bezeq International Ltd. and Walla! Communications Ltd.  Between 1996 and 2000, Dr. Meridor served as Senior Vice President, Head of Credit and Risk Management Division of the First International Bank. From 1992 to 1996, Dr. Meridor served as Head of Research at the Bank of Israel. Dr. Meridor has a Ph.D in Economics, an M.Sc degree in Mathematics and B.Sc. degree in Mathematics and Physics, all from the Hebrew University of Jerusalem. Dr. Meridor studies include a post doctoral year at Massachusetts Institute of Technology

    Karen Sarid has served as a member our board of directors since July 2005.  Ms. Sarid currently serves as the chief operating officer and chief financial officer of Galil Medical Ltd. and as the general manager of Galil Israel.  Galil Medical is a medical device company that develops a cryotherapy platform.  Ms. Sarid has served as a General Manager of Orex Computed Radiography Ltd., a Carestream company focusing on advanced radiography systems for the digital x-ray market since September 2000 until March 2007. From September 1999 until September 2000, Ms. Sarid served as Chief Financial Officer and a member of the board of directors of Forsoft Ltd., a software solutions provider and a subsidiary of the Formula Group. From 1996 until August 1999, Ms. Sarid was Chief Financial Officer and a member of the board of directors of ESC Medical Systems Ltd., a medical laser manufacturer that is traded on the NASDAQ Stock Market. Ms. Sarid also served as Chief Financial Officer of EZchip Semiconductors Ltd. (previously LanOptics Ltd.) from 1993 through 1996 and currently serves on its board of directors. Ms Sarid also serves on the board of directors of Oridion Ltd.  Ms. Sarid holds a B.A. degree in Economics and Accounting from Haifa University, and was awarded the CFO of the Year award in 1998 by the Association of Chief Financial Officers in Israel.

    Izhak Tamir has served as a member of our board of directors since July 2005. Mr. Tamir, a co-founder of Orckit Communications Ltd., has been President and a Director of Orckit since its founding in 1990 and currently serves as Chairman of the Board of the company. Orckit traded on the NASDAQ Global, is a leading provider of advanced telecom equipment targeting high capacity packetized broadband services. Mr. Tamir served on the board of directors of Scopus Video Networks from 2005 until 2007. From 1987 until 1989, Mr. Tamir was employed by Comstream Inc., in San Diego, California. From 1985 until 1987, he was Vice President of A.T. Communication Channels Ltd., a subsidiary of Bezeq. From 1978 to 1985, he was a senior engineer in the Israeli government. Mr. Tamir holds an engineering degree from the Technion, and an M.B.A. from Tel Aviv University. Mr. Tamir has served as Chairman of the board of directors of Tikcro Technologies Ltd. since January 2000 and as its Chief Executive Officer from August 2003 until December 2007.

B.    Compensation of Directors and Officers

The following table sets forth the aggregate compensation paid to or accrued on behalf of all of our directors and officers as a group for the year ended December 31, 2009:

	Salaries, Fees, Directors' Fees, Commissions and Bonuses(1)	Pension, Retirement and Similar Benefits
All directors and officers as a group (15persons)	$2,654,904	$127,766

(1)           Also includes bonuses and stock option compensation accrued in 2009.

In accordance with the approval of our shareholders, directors who are not employees (excluding the current chairman of the board of directors) are entitled to receive annual compensation of NIS 80,000 and an additional NIS 1,600 for each board or committee meeting attended, provided that the board member is a member of such committee.  In addition, board members are compensated for telephone participation in board and committee meetings in an amount of 60% of what would be received for physical attendance. All the above amounts are subject to adjustment for changes in the Israeli consumer price index after December 2007 and changes in the amounts payable pursuant to Israeli law from time to time.

Each of our current directors was granted options to purchase 20,000 ordinary shares upon commencement of his or her terms as director and at an exercise price equal to the fair market value of the shares on the date of the grant.  In addition, at our December 30, 2008 annual general meeting, our shareholders approved a one-time grant to each director then in office of options to purchase 50,000 shares, which vest ratably, each quarter, over a three-year period.  The exercise price of the options is $4.00 per share.

As of December 31, 2009, our directors and executive officers as a group, consisting of 11  persons, held options to purchase an aggregate of 2,805,225  ordinary shares, having exercise prices ranging from $4 to $77.2.  Generally, the options vest over a three-year period.  The options will expire between 2011 and 2015.  In addition, as of December 31, 2009, our executive officers as a group (4 persons), held 306,000 RSUs and received 54,000 ordinary shares through vested RSUs.  All of such options and RSUs were awarded under our Plans. See this Item 6E. “Directors, Senior Management and Employees - Share Ownership - Stock Option Plans.”

C.           Board Practices

Election of Directors

Our Articles of Association provide that our board of directors shall consist of not less than five and not more than nine directors as shall be determined from time to time by a majority vote at the general meeting of our shareholders. Unless resolved otherwise by our shareholders, our board of directors will be comprised of (i) nine directors, if four directors are appointed by beneficial owners of 14% or more of our issued and outstanding ordinary shares (as set forth below), or (ii) seven directors, if fewer than four directors are so appointed by beneficial owners of 14% or more of our ordinary shares.

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

External Directors and Independent Directors

External Directors. Under the Israeli Companies Law, public companies are required to elect two external directors who must meet specified standards of independence.  External directors may not have during the two years preceding their appointment, directly or indirectly through a relative, partner, employer or controlled entity, any affiliation with (i) the public company, (ii) those of its shareholders who are controlling shareholders at the time of appointment, or (iii) any entity controlled by the company or by its controlling shareholders. The term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and services as an office holder. No person can serve as an external director if the person’s other positions or business creates or may create conflicts of interest with the person’s responsibilities as an external director. Until the lapse of two years from termination of office, a company may not engage an external director as an employee or otherwise.  If, at the time an outside director is to be appointed, all current members of the board of directors are of the same gender, then at least one outside director must be of the other gender.

A person is qualified to serve as an outside director only if he or she has “accounting and financial expertise” or “professional qualifications,” as such terms are defined under regulations promulgated under the Israeli Companies Law.  At least one outside director must have “accounting and financial expertise.”  However, Israeli companies listed on certain stock exchanges outside Israel, including The NASDAQ Global Market, such as our company, are not required to appoint an outside director with “accounting and financial expertise” if a director with accounting and financial expertise who qualifies as an independent director for purposes of audit committee membership under the laws of the foreign country in which the stock exchange is located serves on its board of directors.  All of the outside directors of such a company must have “professional qualifications.”

External directors serve for an initial three-year term, which may be renewed a second three-year term.  Israeli companies listed on certain stock exchanges outside Israel, including the NASDAQ Global Market, such as our company, may appoint an outside director for additional terms of not more than three years each subject to certain conditions.  Such conditions include the determination by the audit committee and board of directors, that in view of the director’s professional expertise and special contribution to the company’s board of directors and its committees, the appointment of the outside director for an additional term is in the best interest of the company. External directors can be removed from office only by the court or by the same special percentage of shareholders that can elect them, and then only if the external directors cease to meet the statutory qualifications with respect to their appointment or if they violate their fiduciary duty to the company. The court may additionally remove external directors from office if they were convicted of certain offenses by a non-Israeli court or are permanently unable to fulfill their position. If, when an external director is elected, all members of the board of directors of a company are of one gender, the external director to be elected must be of the other gender.

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

The election of external directors requires the affirmative vote of a majority of the shares voted on in person or by proxy at a meeting of the shareholders, provided that such majority includes at least one-third of the votes of the non-controlling shareholders of the company who are voting on the matter at the meeting (not including abstentions).  This approval requirement need not be met if the aggregate shareholdings of those non-controlling shareholders who vote against the election of the external director represents one percent or less of all the voting power of the company.  “Controlling” for the purpose of this provision means the ability to direct the acts of the company.  Any person holding one half or more of the voting power of the company or of the right to appoint directors or the chief executive officer is presumed to have control of the company.

Our board of directors currently has two external directors under Israeli law: Dr. Leora Meridor, who was initially elected to serve as an external director at our special general meeting of shareholders held on August 30, 2005 and was reelected or an additional three year period at our annual general meeting of shareholders held on December 30, 2008; and Mr. Haim Benyamini who was initially elected to serve as an external director at our special general meeting of shareholders held in February 2005 and was reelected for an additional three year period at our special general meeting of shareholders held on May 28, 2008.

Independent Directors.  In general, NASDAQ Marketplace Rules require that the board of directors of a NASDAQ-listed company have a majority of independent directors, within the meaning of NASDAQ rules.  Our board of directors has determined that four out of the seven members of our board of directors, namely, Messrs. Benyamini, Blank, Ganani, Dr. Meridor and Ms. Sarid, are independent directors under NASDAQ requirements.

Pursuant to a recent amendment to the Israeli Companies Law, an Israeli company whose shares are publicly traded, may elect to adopt a provision in its articles of association pursuant to which a portion of its board of directors will constitute individuals complying with certain independence criteria prescribed by the Israeli Companies Law. We have not included such a provision in our articles of association since our board of directors complies with the independent director requirements of the NASDAQ Marketplace Rules described above.

Committees of the Board of Directors

Audit Committee. Under the Israeli Companies Law, publicly traded companies must establish an audit committee. The audit committee must consist of at least three members, and must include all of the company's external directors. The chairman of the board of directors, any director employed by the company or providing services to the company on a regular basis, any controlling shareholder and any relative of a controlling shareholder may not be a member of the audit committee. An audit committee may not approve an action or a transaction with an officer or director, a transaction in which an officer or director has a personal interest, a transaction with a controlling shareholder and certain other transactions specified in the Companies Law, unless at the time of approval two external directors are serving as members of the audit committee and at least one of the external directors was present at the meeting in which an approval was granted.

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

We have elected to follow Israeli law instead of NASDAQ rules with respect to the composition of our audit committee. Our audit committee consists of Mr. Benyamini, Dr. Meridor, Ms. Sarid and Mr. Tamir.  All of the members of our audit committee other than Mr. Itzik Tamir satisfy the respective “independence” requirements of the Securities and Exchange Commission, NASDAQ and Israeli law for audit committee members.  Mr. Tamir (who is also a member of our compensation and stock option committee) does not qualify as an independent director within the meaning of NASDAQ rules.  However, our board of directors has determined that Mr. Tamir satisfies the independence requirements of the Securities and Exchange Commission and satisfies the requirements of the Israeli Companies Law for audit committee members. See Item 16G. “Corporate Governance.”  Our board of directors has further determined that Dr. Meridor qualifies to serve as the audit committee’s financial expert, as required by the rules of the Securities and Exchange Commission and NASDAQ. The audit committee meets at least once each quarter.

Compensation and Stock Option Committee. Our board of directors has established a compensation committee, which is authorized to determine all compensations issues, including the administration of our option plans, subject to general guidelines determined by our board of directors from time to time.  The compensation committee also makes recommendations to our board of directors in connection with the terms of employment of our chief executive officer and all other executive officers.

Our compensation and stock option committee consists of Mr. Benyamini, Dr. Meridor, Ms. Sarid and Mr. Tamir.  All of the members of our compensation and stock option committee other than Mr. Itzik Tamir are independent directors, within the meaning of NASDAQ rules.  We have elected to follow Israeli law instead of NASDAQ requirements with respect to independent director oversight of executive compensation.  See Item 16G. “Corporate Governance.”

Internal Audit

The Israeli Companies Law also requires the board of directors of a public company to appoint an internal auditor nominated by the audit committee.  The internal auditor must meet certain statutory requirements of independence.  The role of the internal auditor is to examine, among other things, the compliance of the company’s conduct with applicable law and orderly business practice.  Daniel Freidman serves as our internal auditor.

Directors’ Service Contracts

There are no arrangements or understandings between us and any of our subsidiaries, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their employment or service as directors of our company or any of our subsidiaries.

Approval of Related Party Transactions Under Israeli Law

Fiduciary Duties of Office Holders

The Israeli Companies Law codifies the fiduciary duties that “office holders,” including directors and executive officers, owe to a company.  An “office holder” is defined in the Israeli Companies Law as a director, general manager, chief business manager, deputy general manager, vice general manager, other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title.  An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty.  The duty of care requires an office holder to act at a level of care that a reasonable office holder in the same position would employ under the same circumstances.  This includes the duty to utilize reasonable means to obtain (i) information regarding the business feasibility of a given action brought for his approval or performed by him by virtue of his position and (ii) all other information of importance pertaining to the foregoing actions.  The duty of loyalty requires that an office holder act in good faith and for the benefit of the company, including (i) avoiding any conflict of interest between the office holder’s position in the company and any other position he holds or his personal affairs, (ii) avoiding any competition with the company’s business, (iii) avoiding exploiting any business opportunity of the company in order to receive personal gain for the office holder or others, and (iv) disclosing to the company any information or documents relating to the company’s affairs that the office holder has received by virtue of his position as an office holder.

Disclosure of Personal Interests of an Office Holder; Approval of Transactions with Office Holders

The Israeli Companies Law requires that an office holder promptly, and no later than the first board meeting at which such transaction is considered, disclose any personal interest that he or she may have and all related material information known to him or her and any documents in their possession, in connection with any existing or proposed transaction relating to our company.  In addition, if the transaction is an extraordinary transaction, that is, a transaction other than in the ordinary course of business, other than on market terms, or likely to have a material impact on the company’s profitability, assets or liabilities, the office holder must also disclose any personal interest held by the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of the foregoing, or by any corporation in which the office holder or a relative (as such term is described above) is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager.

Under the Israeli Companies Law, all arrangements as to compensation of office holders who are not directors require approval by the board of directors, and exculpation, insurance and indemnification of, or an undertaking to, indemnify an office holder who is not a director requires both board of directors and audit committee approval.  The compensation of office holders who are directors must be approved by our audit committee, board of directors and shareholders, in that order.

Some transactions, actions and arrangements involving an office holder (or a third party in which an office holder has an interest) must be approved by the board of directors or as otherwise provided for in a company’s articles of association, however, a transaction that is adverse to the company’s interest may not be approved.  In some cases, such a transaction must be approved by the audit committee and by the board of directors itself, and under certain circumstances shareholder approval may be required.  A director who has a personal interest in a transaction that is considered at a meeting of the board of directors or the audit committee may not be present during the board of directors or audit committee discussions and may not vote on the transaction, unless the transaction is not an extraordinary transaction or the majority of the members of the board or the audit committee have a personal interest, as the case may be.  In the event the majority of the members of the board of directors or the audit committee have a personal interest, then the approval of the general meeting of shareholders is also required.

Disclosure of Personal Interests of a Controlling Shareholder; Approval of Transactions with Controlling Shareholders

The disclosure requirements that apply to an office holder also apply to a transaction in which a controlling shareholder of the company has a personal interest.  The Israeli Companies Law provides that an extraordinary transaction with a controlling shareholder or an extraordinary transaction with another person in whom the controlling shareholder has a personal interest or a transaction with a controlling shareholder or his relative regarding terms of service and employment, must be approved by the audit committee, the board of directors and shareholders in that order.  The shareholder approval for such a transaction must include at least one-third of the shareholders who have no personal interest in the transaction who voted on the matter (not including abstentions).  The transaction can be approved by shareholders without this one-third approval if the total shareholdings of those shareholders who have no personal interest and voted against the transaction do not represent more than one percent of the voting rights in the company.

Under the Companies Regulations (Relief from Related Party Transactions), 5760-2000, promulgated under the Israeli Companies Law, as amended, certain extraordinary transactions between a public company and its controlling shareholder(s) do not require shareholder approval.  In addition, under such regulations, directors’ compensation and employment arrangements in a public company do not require the approval of the shareholders if both the audit committee and the board of directors agree that such arrangements are solely for the benefit of the company or if the directors’ compensation does not exceed the maximum amount of compensation for outside directors determined by applicable regulations.  Also, employment and compensation arrangements for an office holder that is a controlling shareholder of a public company do not require shareholder approval if certain criteria are met.  The foregoing exemptions from shareholder approval will not apply if one or more shareholders holding at least 1% of the issued and outstanding share capital of the company or of the company’s voting rights, objects to the use of these exemptions provided that such objection is submitted to the company in writing not later than fourteen days from the date of the filing of a report regarding the adoption of such resolution by the company.  If such objection is duly and timely submitted, then the transaction or compensation arrangement of the directors will require shareholders’ approval as detailed above.

The Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition a person would become a 25% or greater shareholder of the company.  This rule does not apply if there is already another 25% or greater shareholder of the company.  Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition a person would hold greater than a 45% interest in the company, unless there is another shareholder holding more than a 45% interest in the company.  These requirements do not apply if (i) in general, the acquisition was made in a private placement that received shareholder approval, (ii) was from a 25% or greater shareholder of the company which resulted in the acquirer becoming a 25% or greater shareholder of the company, if there is not already a 25% or greater shareholder of the company, or (iii) was from a shareholder holding a 45% interest in the company which resulted in the acquirer becoming a holder of a 45% interest in the company if there is not already a 45% or greater shareholder of the company.

If, as a result of an acquisition of shares, a person will hold more than 90% of a public company’s outstanding shares or a class of shares, the acquisition must be made by means of a full tender offer for all of the outstanding shares or a class of shares.  In such event, if less than 5% of the outstanding shares are not tendered in such full tender offer, all of the outstanding shares or class of shares will be transferred to the acquirer.  The Israeli Companies Law provides for appraisal rights if any shareholder files a request in court within three months following the consummation of a full tender offer.  If more than 5% of the outstanding shares are not tendered in the tender offer, then the acquirer may not acquire shares in the tender offer that will cause his shareholding to exceed 90% of the outstanding shares.

Exemption, Indemnification and Insurance of Directors and Officers

Under the Israeli Companies Law, a company may not exempt an office holder from liability with respect to a breach of his fiduciary duty, but may exempt in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care.  However, a company may not exculpate in advance a director from his or her liability to the company with respect to a breach of his duty of care in the event of distributions.

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

A company may not indemnify an office holder against, nor enter into an insurance contract which would provide coverage for, any monetary liability incurred as a result of any of the following

●	a breach by the office holder of his fiduciary duty unless the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;;

●	a breach by the office holder of his duty of care if such breach was done intentionally or recklessly;

●	any act or omission done with the intent to derive an illegal personal gain; or

●	any fine or penalty levied against the office holder as a result of a criminal offense..

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

D.          Employees.

     As of December 31, 2009, we had 893 full-time employees, including 150 employees in engineering, research and development, 378 employees in manufacturing, operations and technical support, 134 employees in marketing and sales, 129 employees in administration and finance and 102 in other departments. Of these employees, 351 employees were based in our facilities in Israel, 209 were employed in the United States, 277 were employed in Latin America and 56 in Asia, the Far East and other parts of the world. These numbers reflect a reduction in headcount since December 31, 2008 of 73 employees worldwide.

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

As of December 31, 2008, we had 966 full-time employees, including 163 employees in engineering, research and development, 426 employees in manufacturing, operations and technical support, 137 employees in marketing and sales, 140 employees in administration and finance and 100 in other departments. Of these employees, 397 employees were based in our facilities in Israel, 233 were employed in the United States, 288 were employed in Latin America and 48 in Asia, the Far East and other parts of the world.

As of December 31, 2007, we had 970 full-time employees, including 156 employees in engineering, research and development, 412 employees in manufacturing, operations and technical support, 147 employees in marketing and sales, 412 employees in administration and finance and 105 in other departments. Of these employees, 392 employees were based in our facilities in Israel, 228 were employed in the United States, 288 were employed in Latin America and 58 in Asia, the Far East and other parts of the world.

    Israeli law generally requires severance pay upon the retirement or death of an employee or termination of employment without due cause. Our ongoing severance obligations are partially funded by making quarterly payments to approved severance funds or insurance policies, with the remainder accrued as a long-term liability in our consolidated financial statements. In addition, Israeli employees and employers are required to pay specified to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Since January 1, 1995, such amounts also include payments for national health insurance. The payments to the National Insurance Institute are approximately 17.45% of wages (up to a specified amount), of which the employee contributes approximately 64% and the employer contributes approximately 36%. The majority of our permanent employees are covered by life and pension insurance policies providing customary benefits to employees, including retirement and severance benefits. For Israeli employees, we contribute 13.33% to 15.83% (depending on the employee) of base wages to such plans and the permanent employees contribute 5% to 7% of base wages.

   We have a savings plan in the United States that qualifies under Section 401(k) of the U.S. Internal Revenue Code.  We contribute matching contributions to employee contributions in the following amounts:

 a) for the first 3% of employee contributions, we match the contribution dollar for dollar; and b) for employee contributions over 3% and up to a maximum of 6%, we match the contribution by contributing $0.50 for each dollar contributed by the employee.  Matching contributions are invested amongst the 401(k) plan’s various investment options in the same proportion as each employee designates for the employee’s voluntary contributions.  The 2009 year presented the organization with unusual challenges resulting in a temporary suspension of our matching contributions effective in April 2009.  However, effective February 2010, we have reestablished our matching commitment.

E.           Share Ownership

Beneficial Ownership of Executive Officers and Directors

None of our directors and executive officers beneficially holds more than 1% of our outstanding shares.

As of December 31, 2009, our directors and executive officers as a group (11 persons) held options to purchase 2,805,225  of our ordinary shares under our stock options plans (described below), exercisable at a weighted average exercise price of $5.49  per share.  Out of such options, options to purchase 225 ordinary shares expire in 2011, options to purchase 130,000 ordinary expire in 2013, options to purchase 600,000 ordinary expire in 2014 and options to purchase 2,075,000 ordinary expire in 2015.  See Item 7A “Major Shareholders and Related Party Transactions – Major Shareholders.”Stock Option Plans”.

1995 Plans

In June 1995, we adopted the 1995 Stock Option Plan (Incentive and Restricted Stock Options),  the 1995 Section 102 Stock Option/Stock Purchase Plan, and the 1995 Advisory Board Stock Option Plan, or the 1995 Plans. The 1995 Plans expired on June 29, 2005.

As of December 31, 2009, we had granted options to purchase a total of 92,468 ordinary shares under the 1995 Plans and options to purchase 50,355 ordinary shares were outstanding. The exercise prices for such options vary from $9.2 to $2,730 and all such options expire at various times from February 2010 to September 2012. As of December 31, 2009, a total of 42,113 options had been exercised under the 1995 Plans.

2003 Stock Option Plan

In September 2003, we adopted the 2003 Stock Option Plan (Incentive and Restricted Stock Options), or the 2003 ISO/RSO Plan and the Section 102 Stock Option Plan 2003, or the 2003 Section 102 Plan and together, the “2003 Plans”.  In February 2005, our shareholders increased the pool for the 2003 Plans by 1,135,000 shares and in December 2005, our shareholders further increased the pool by 3,500,000 shares, such that the 2003 Plans provide for the grant of options of up to an aggregate of 6,135,000 ordinary shares to our officers, directors, employees or service providers or any of the employees or service providers of our subsidiaries.

As of December 31, 2009, options to purchase a total of 3,487,200 ordinary shares  were outstanding under the 2003 Plan, and options to purchase 1,852,080  ordinary shares had been exercised.  The exercise prices for such options vary from $5.00 to $10.73 and such options expire at various times from August 2013 to November 2017.

2005 Stock Incentive Plan

In December 2005, our shareholders adopted the 2005 Stock Incentive Plan, or the 2005 Plan, with a pool of 1.5 million shares. This 2005 Plan is designed to enable the board of directors to determine various forms of incentives for all forms of service providers and, when necessary, adopt a sub-plan in order to grant specific incentives.  In October 2008, the compensation and stock option committee of the Board of Directors adopted a sub-plan so as to enable qualified optionees certain tax benefits under the Israeli Income Tax Ordinance.  Among the incentives that may be adopted are share options, performance share awards, performance share unit awards, restricted shares, restricted share unit awards and other share based awards.

As of December 31, 2009, options to purchase a total of 50,000 ordinary shares were outstanding under the 2005 Plan, none of which had been exercised.  The exercise price for such options is $8.11 and such options expire at in August 2013.

During 2008 and 2009, the compensation and stock option committee of the Board of Directors authorized the grant of restricted stock units under the 2005 Plan to certain key employees.  The entitlement to these shares vest quarterly over a four-year period (15%, 25%, 30%, 30% each year, respectively) so long as the employee remains with our company.   As of December 31, 2009, we have granted 1,375,749 restricted share units under the 2005 Plan, 212,099 of which have already been issued.

2008 Stock Incentive Plan

In October 2008 the compensation and stock option committee adopted a new plan, the 2008 Stock Incentive Plan, or the 2008 Plan, with a pool of 1 million shares and a sub-plan to enable qualified optionees certain tax benefits under the Israeli Income Tax Ordinance.   As of December 31, 2009, options to purchase a total of 600,000 ordinary shares were outstanding under the 2008 Plan, none of which had been exercised.  The exercise price for such options is $4 and such options expire in December 2014.

In February 2009 the compensation and stock option committee of the Board of Directors authorized the grant of restricted stock units under the 2008 Plan to certain key employees.  The entitlement to these shares vest quarterly over a four-year period (15%, 25%, 30%, 30% each year, respectively) so long as the employee remains with our company.   As of December 31, 2009, we have granted 90,000 restricted share units under the 2008 Plan, 11,625 of which have already been issued.

The purpose of the 1995, 2003, 2005 and 2008 Plans, referred to together as the Plans is to enable us to attract and retain qualified persons as employees, officers, directors, consultants and advisors and to motivate such persons by providing them with an equity participation in our company. The Section 102 Plans are designed to afford qualified optionees certain tax benefits under the Israel Income Tax Ordinance.

The Plans are administered by the Compensation and Stock Option Committee appointed by our board of directors. The Compensation and Stock Option Committee has broad discretion, subject to certain limitations, to determine the persons entitled to receive options, the terms and conditions on which options or rights to purchase are granted and the number of shares subject thereto. The Stock Option Committee also has discretion to determine the nature of the consideration to be paid upon the exercise of an option and/or right to purchase granted under the Plans. Such consideration generally may consist of cash or, at the discretion of the board of directors, cash and a recourse promissory note.

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

ITEM 7:                 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major Shareholders

The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares as of March 15, 2010 (including options currently exercisable or exercisable within 60 days and RSU’s vested within 60 days, of March 15, 2010) with respect to: (i) each person who is believed by us to be the beneficial owner of more than 5% of the ordinary shares; and (ii) all directors and officers as a group.

The information in the table below is based on 40,363,337 ordinary shares outstanding as of March 15, 2010. Except where otherwise indicated, we believe, based on information furnished by the owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares, subject to any applicable community property laws.

Name and Address	Number of Ordinary Shares Beneficially Owned	Percent of Ordinary Shares Outstanding

York Capital Management(1)	8,121,651	20.1%
Mivtach Shamir Finance Ltd. (2)	2,216,945	5.5%
Renaissance Technologies LLC (3)	2,041,600	5.1%
Menora Mivtachim Holdings Ltd. (4)	2,047,701	5.1%
All officers and directors as a group (11 persons)(5)	2,578,703	6.4%
_________________________

(1)
Based on a Schedule 13D/A filed on October 6, 2006, the shares are directly owned by or allocated for the benefit of (i) York Capital Management, L.P., a Delaware limited partnership; (ii) York Investment Limited, a corporation established in the Commonwealth of the Bahamas; and (iii) York Credit Opportunities Fund, L.P., a Delaware limited partnership. These three entities are part of a family of pooled investment vehicles managed by JGD Management Corp., a Delaware corporation doing business as York Capital Management. The sole shareholder of JGD is James G. Dinan. Dinan Management is the general partner of York Capital Management L.P. and James G. Dinan and Daniel A. Schwartz are the controlling members of Dinan Management. York Offshore Limited is the investment manager of York Investment Limited. The controlling principal of York Offshore Limited is James G. Dinan. Daniel A. Schwartz is a director of York Offshore Limited. York Credit Opportunities Domestic Holdings is the general partner of York Credit Opportunities. James G. Dinan and Daniel A. Schwartz are the controlling members of York Credit Opportunities Domestic Holdings. The principal business address of each of these entities and individuals is c/o York Capital Management, 767 Fifth Avenue, 17th Floor, New York, New York, 10153.

(2)
Based on a Schedule 13D filed on July 28, 2005. Mr. Meir Shamir and Ashtrom Industries Ltd. share voting and dispositive power with respect to the shares held by Mivtach Shamir Holdings Ltd. The address of Mivtach Shamir Holdings Ltd. is Beit Sharvat, 4 Kaufman St., Tel Aviv 68012, Israel.

(3)
Based on a Schedule 13G filed on February 12, 2010, Renaissance Technologies LLC and Mr. James H. Simons share ownership with respect to the shares held by Renaissance Technologies LLC because of Dr. Simons position as control person of Renaissance Technologies LLC. The address of Renaissance Technologies LLC is 800 Third Avenue, New York, New York.

(4)
Based on Schedule 13D filed on January 13, 2010, the 2,047,701 shares reported in the Schedule as beneficially owned by Menora Mivtachim Holdings Ltd.,  are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by Menora Mivtachim Insurance Ltd., Menora Mivtachim Pensions Ltd., Menora Mivtachim Finance Ltd., Menora Mivtachim Gemel Ltd. and Menora Mivtachim Mutual Funds Ltd., all of which are wholly-owned subsidiaries of Menora Mivtachim Holdings Ltd., each of which operates under independent management and makes independent voting and investment decisions. The address of  Menora Mivtachim Holdings Ltd., is Menora House 115 Allenby Street, Tel Aviv, Israel 61008.

(5)	Includes options that are currently exercisable or are exercisable within 60 days that are held by our directors and executive officers.

Significant Changes in the Ownership of Major Shareholders

As of December 31, 2007, our major shareholders were York, holding 8,070,563 shares (approximately 20% ownership), Citadel Investment Group, L.L.C., holding 2,140,424  shares approximately 5 % ownership) and Mivtach Shamir Finance Ltd., holding 2,216,945 shares (approximately 5 % ownership). As of December 31, 2008, our major shareholders were York, holding 8,070,563 shares (approximately 20% ownership), and Mivtach Shamir Finance Ltd., holding 2,216,945 shares (approximately 5 % ownership). As of March 15, 2010, our major shareholders are York, holding 8,121,651 shares (approximately 20% ownership), Mivtach Shamir Finance Ltd., holding 2,216,945 shares (approximately 5 % ownership), Renaissance Technologies LLC holding 2,041,600 (approximately 5% ownership), and Menora Mivtachim Holdings Ltd. holding 2,047,701(approximately 5 % ownership).

Major Shareholders Voting Rights

      The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares , except to the extent that they hold more than 14% and as such, they will have a right to appoint a director, subject to certain conditions set forth in our Articles of Association.

Record Holders

      Based on a review of the information provided to us by our transfer agent, as of March 1, 2010, there were 79 holders of record of our ordinary shares, of which 63 record holders holding approximately 95.5% of our ordinary shares had registered addresses in the United States.  These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees, including CEDE & Co., the nominee for the Depositary Company (the central depositary for the U.S. brokerage community), which held approximately76% of our outstanding ordinary shares as of said date. Our registered address in the United States is Gilat Satellite Networks Ltd. C/O Gilat Satellite Networks Inc. 1651 Old Meadow Rd Mclean VA 22102.

B.           Related Party Transactions.

On May 31, 2009, we entered into a registration rights agreement with York Capital Management, or York, under which we agreed to register 8,121,651 restricted ordinary shares held by York for disposition by York from time to time.  On July 20, 2009, we filed a Form F-3 registration statement for the disposition of such shares from time to time.

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

On March 31, 2008, we announced the signing of a merger agreement pursuant to which we would be acquired for an aggregate value of $ 475 million in an all cash transaction by a consortium of private equity investors. On August 5, 2008, we informed the consortium that all conditions precedent to closing has been met. On August 29, 2008, we notified the consortium we were terminating the merger agreement citing the consortium members intentional breach of the merger agreement and their failure to close the merger transaction within the extended period established to complete the transaction. In November  2008, we filed lawsuits against each of the parties that had guaranteed the payment of a termination fee under the merger agreement. The lawsuits were filed in the Tel Aviv District Court against each of Mivtach Shamir Holdings Ltd., LR Group Ltd., Gores Capital Partners II, L.P, and DGB Investments, Inc. for their pro rata commitment to guarantee the termination fee due to the Company. The merger agreement provides for a termination fee in the amount of $47.5 million, payable to us, in the event of an intentional breach of the agreement by the buyer.

In November 2009, a lawsuit was filed in the central district court in Israel by eight individuals and Israeli companies against our company, all of our directors and our 20% shareholder, York Capital Management and its affiliates. The plaintiffs claim damages based on the amounts they would have been paid had the merger agreement signed on March 31, 2008 with the consortium of buyers closed. The lawsuit, seeking damages of approximately $12.4 million, is similar to the lawsuit and motion for its approval as a class action proceeding previously filed by the same group of Israeli shareholders in October 2008. That lawsuit and motion was withdrawn by the plaintiffs in July 2009 at the recommendation of the court, which questioned the basis for the lawsuit. We and our outside legal counsel believe the claims are completely without merit, and that the lawsuit is without basis. We intend to use all legal means necessary to protect and defend our company and its directors.

In September 2003, Nova Mobilcom S.A., or Mobilcom, filed a lawsuit against Gilat do Brazil for specific performance of a memorandum of understanding, which provided for the sale of Gilat do Brazil, and specifically the GESAC project, a government education project awarded to Gilat do Brazil, to Mobilcom for an unspecified amount. Gilat do Brazil does not believe that this claim has any merit and is vigorously defending itself against the claims presented therein.

The Brazilian tax authority filed a claim against a subsidiary of Spacenet Inc. in Brazil, for alleged taxes due of approximately $4 million. In January 2004 and December 2005, the subsidiary filed its administrative defense, which was denied by the first and second level courts, respectively.  In September 2006, the subsidiary filed an annulment action seeking judicial cancellation of the claim. In May 2009, the subsidiary received notice of the court’s first level decision, which cancelled a significant part of the claim but, upheld two items of the assessment. Under this new decision, the subsidiary’s liability was reduced to approximately $1.5 million. This decision was appealed by both the subsidiary and the State tax authorities and is pending review by the São Paulo Court of Appeals. As of December 31, 2009, the subsidiary faces a total tax exposure of approximately $9 million, which reflects an increase of the original sum claimed by the Brazilian tax authority, due to interest and exchange rate differences.

We are also a party to various regulatory proceedings incident to our business. To the knowledge of our management, none of such proceedings is material to us or to our subsidiaries.

Dividend Policy

We have never paid cash dividends on our ordinary shares and do not anticipate paying any cash dividends in the foreseeable future. We have decided to reinvest permanently the amount of tax-exempt income derived from our “Approved Enterprises” or “Benefited Enterprise” and not to distribute such income as dividends. See Notes 9 and 12 to the consolidated financial statements included in this annual report on Form 20-F. In addition, the terms of some of our financing arrangements restrict us from paying dividends to our shareholders.

According to the Israeli Companies Law, a company may distribute dividends out of its profits provided that there is no reasonable concern that such dividend distribution will prevent the company from paying all its current and foreseeable obligations, as they become due.  Notwithstanding the foregoing, dividends may be paid with the approval of a court, provided that there is no reasonable concern that such dividend distribution will prevent the company from satisfying its current and foreseeable obligations, as they become due.  Profits, for purposes of the Israeli Companies Law, means the greater of retained earnings or earnings accumulated during the preceding two years, after deducting previous distributions that were not deducted from the surpluses. In the event we declare dividends in the future, we will pay those dividends in NIS. Because exchange rates between NIS and the dollar fluctuate continuously, a U.S. shareholder will be subject to currency fluctuation between the date when the dividends are declared and the date the dividends are paid.

Significant Changes

In March 2010, we announced the signing of a definitive agreement for the acquisition of Raysat Antenna Systems, a leading provider of satcom on the move antenna solutions.  The consideration for the acquisition is $ 25 million in cash and is expected to close in four to six months.

              Also in March 2010, we announced the appointment of Jaron Lotan to serve as the Company's Chief Operating Officer which appointment will become effective April 6, 2010. Mr. Lotan will oversee all day-to-day business operations, from sales to implementation, for all of the Company's businesses other than Spacenet Inc. He will report to Amiram Levinberg, the Company's Chief Executive Officer and Chairman. The changes will combine Gilat, GNS and Spacenet Rural, while Spacenet Inc. will continue its operation as a separate wholly owned subsidiary. We also announced the decision of Erez Antebi to resign from his position as the CEO of GNS and Spacenet Rural, which will become effective on the same date.  Erez Antebi will continue to work for the Company for an interim period as an advisor on special projects reporting to the CEO and Chairman.

As of April 1, 2010,  Mr. Joshua Levinberg, formerly the Executive Vice President of Corporate Business Development & Strategy is no longer an officer of the Company. Mr. Joshua Levinberg will continue to serve as a consultant of Gilat.

ITEM 9:                 THE OFFER AND LISTING

A.Offer and Listing Details

Annual Share Price Information

The following table sets forth, each of the years indicated, the high and low market prices of our ordinary shares on the NASDAQ Global Market and the Tel Aviv Stock Exchange:

	NASDAQ		Tel Aviv Stock Exchange
Year	High	Low	High	Low
2005	$7.48	$5.19	$7.67	$5.23
2006	$10.01	$5.59	$9.93	$5.44
2007	$11.18	$7.89	$11.14	$7.67
2008	$11.15	$2.20	$11.31	$2.22
2009	$4.98	$2.69	$5.20	$2.75

Quarterly Share Price Information

The following table sets forth, for each of the full financial quarters in the years indicated, the high and low market prices of our ordinary shares on the NASDAQ Global Market and the Tel-Aviv Stock Exchange:

	NASDAQ		Tel Aviv Stock Exchange
	High	Low	High	Low
2008
First quarter	$11.05	$9.46	$11.31	$9.35
Second quarter	$11.00	$10.52	$11.07	$10.33
Third quarter	$11.15	$5.45	$11.14	$6.02
Fourth quarter	$5.79	$2.20	$5.68	$2.22

2009
First quarter	$3.79	$2.69	$3.84	$2.75
Second quarter	$4.53	$3.20	$4.44	$3.23
Third quarter	$4.98	$4.05	$5.20	$4.10
Fourth quarter	$4.80	$4.15	$4.89	$4.17

Monthly Share Price Information

The following table sets forth, for the most recent six months, the high and low market prices of our ordinary shares on the NASDAQ Global Market and the Tel Aviv Stock Exchange:

	NASDAQ		Tel Aviv Stock Exchange
	High	Low	High	Low
October 2009	$4.80	$4.15	$4.89	$4.17
November 2009	$4.78	$4.35	$4.82	$4.19
December 2009	$4.71	$4.44	$4.65	$4.29
January 2010	$5.75	$4.94	$5.78	$4.73
February 2010	$5.42	$5.15	$5.59	$5.22
March 2010	$5.97	$5.40	$5.97	$5.32

B.           Plan of Distribution

Not applicable.

C.           Markets

Our ordinary shares are listed on the NASDAQ Global Market under the symbol “GILT” and are also traded on the Tel Aviv Stock Exchange.

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

Registration and Purposes

We are an Israeli public company registered with the Israel companies register, registration No. 52-003893-6.

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

Powers of the Directors

Under the provisions of the Israeli Companies Law and our articles of association, a director cannot vote on a proposal, arrangement or contract in which he or she is materially interested, nor attend a meeting during which such transaction is considered.  In addition, our directors cannot vote compensation to themselves or any members of their body without the approval of our audit committee and our shareholders at a general meeting.  The requirements for approval of certain transactions are set forth above in Item 6C. “Directors, Senior Management and Employees – Board Practices – Approval of Related Party Transactions Under Israeli Law.”

Rights Attached to Ordinary Shares

Our authorized share capital consists of 60,000,000 ordinary shares, par value NIS 0.2 per share.  All outstanding ordinary shares are validly issued and fully paid.  Certain rights attached to the ordinary shares are as described below.

Voting Rights.  Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. Shareholders may vote in person or by proxy.  These voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.   Under our articles of association, most decisions may be approved by a simple majority.

Dividend and Liquidation Rights; Rights to Shares in our Company’s Profits.  Our ordinary shares are entitled to the full amount of any cash or share dividend declared, in proportion to the paid up nominal value of their respective holdings.  In the event of liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of our ordinary shares in proportion to the paid up nominal value of their respective holdings. Such rights may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future by the shareholders.

Generally, pursuant to the Israeli Companies Law, the decision to distribute dividends and the amount to be distributed, whether interim or final, is made by the board of directors.  Accordingly, under Article 52 of our Articles of Association, our board of directors has the authority to determine the amount and time for payment of interim dividends and final dividends.

Under the Israeli Companies Law, dividends may be paid only out of a company’s net profits for the two years preceding the distribution of the dividends, calculated in the manner prescribed in the Israeli Companies Law.  Pursuant to the Israeli Companies Law, in any distribution of dividends, our board of directors is required to determine that there is no reasonable concern that the distribution of dividends will prevent us from meeting our existing and foreseeable obligations as they become due.  Our Articles of Association provide that no dividends shall be paid otherwise than out of our profits and that any such dividend shall carry no interest.  In addition, upon the recommendation of our board of directors, approved by the shareholders, we may cause dividends to be paid in kind.

Our shareholders have the right to share in our profits distributed as a dividend and any other permitted distribution, if any.

Annual and Special General Meetings

Record Date for General Meeting

Under the Israeli Companies Law, for the purpose of a shareholder vote, the record date for companies traded outside of Israel, such as our company, can be set between four and 21 days before the date of the meeting (see section 182(b)). Article 20 of our Articles of Association provides that the board of directors may set in advance a record date, which shall not be more than 40 nor less than 4 days before the date of such meeting (or any longer or shorter period permitted by law).

Notice of General Meetings; Omission to Give Notice

The Companies Law provides that a company whose shares are traded on an exchange must give notice of a general meeting to its shareholders of record at least 21 and in certain instances up to 35 days prior to the meeting, unless the company’s articles provide that a notice need not be sent. Accordingly, Article 25(a) of our Articles of Association provides that not less than 21 days’ prior notice shall be given to shareholders of record of every general meeting of shareholders. It further provides that notice of a general meeting of shareholders shall be given in accordance with any law and otherwise as the board of directors may determine. In addition, Article 25(c) of our Articles of Association provides that no shareholder present, in person or by proxy, at the commencement of a general meeting of shareholders shall be entitled to seek the revocation of any proceedings or resolutions adopted at such general meeting of shareholders on grounds of any defect in the notice of such meeting relating to the time or the place thereof.

Annual General Meetings and Special General Meetings

Under the Israeli Companies Law, an annual meeting of the shareholders should be held once in every calendar year and not more than 15 months from the last annual meeting. The Israeli Companies Law  provides that a special meeting of shareholders must be called by the board of directors upon the written request of (i) two directors, (ii) one-fourth of the serving directors, (iii) one or more shareholders who hold(s) at least five percent of the issued share capital and at least one percent of the voting power of the company, or (iv) one or more shareholders who have at least five percent of the voting power of the company. Within 21 days of receipt of such demand, the board of directors is required to convene the special meeting for a time not later than 35 days after notice has been given to the shareholders. Article 24 of our Articles of Association provide that our board of directors may call a special meeting of the shareholders at any time and shall be obligated to call a special meeting as specified above.

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

Under our Articles of Association, our board of directors shall consist of not less than five and not more than nine directors as shall be determined from time to time by a majority vote at the general meeting of our shareholders.  Unless resolved otherwise, our board of directors is be comprised of nine directors, if four directors are appointed by beneficial owners of 14% or more of our issued and outstanding ordinary shares as set forth below, or seven directors, if fewer than four directors are appointed by beneficial owners of fourteen percent or more of our issued and outstanding ordinary shares as set forth below.

Our Articles further provide that each beneficial owner of 14% or more of our issued and outstanding ordinary shares shall be entitled to appoint, at each annual general meeting of our shareholders, one member to our board of directors referred to as Appointed Director, provided that a total of not more than four Appointed Directors are so appointed.  In the event more than four such qualifying beneficial owners notify us that they desire to appoint an Appointed Director, only the four shareholders beneficially owning the greatest number of shares shall each be entitled to appoint an Appointed Director.

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

Appointed Directors may be removed by our board of directors when the beneficial ownership of the shareholder who appointed such Appointed Director falls below 14% of our ordinary shares. In addition, the office of an Appointed Director will expire upon the removal of the Appointed Director by the shareholder who appointed such Appointed Director or when the Appointed Director ceases to qualify as an “independent director” as set forth above.

Article 39 of our Articles of Association further provides that the affirmative vote of a majority of the shares then represented at a general meeting of shareholders shall be entitled to remove director(s) other than Appointed Directors from office (unless pursuant to circumstances or events prescribed under the Companies Law), to elect directors instead of directors so removed or to fill any vacancy, however created, in the board of directors. Subject to the foregoing and to early resignation or ipso facto termination of office as provided in Article 42 of our Articles of Association, each director shall serve until the adjournment of the of the annual general meeting next following the general meeting at which such director was elected.

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

Qualification of Directors

Article 40 of our Articles of Association provides that no person shall be disqualified to serve as a director by reason of him not holding shares in our company or by reason of him having served as director in the past. Our directors are not subject under the Israeli Companies Law or our Articles of Association to an age limit requirement. Under the Companies Law, a person cannot serve as a director if he has been convicted of certain offenses, unless specifically authorized by the court, or has been declared bankrupt.

Borrowing Powers

The Israeli Companies Law authorizes the board of directors of a company, among other things, to determine the credit limit of a company and to issue bonds. Article 35(b) of our Articles of Association states that our board of directors may, from time to time, at its discretion, cause us to borrow or secure the payment of any sum or sums of money, and may secure or provide for the repayment of such sum or sums in such manner, at such times and upon such terms and conditions as it deems fit.

Foreign Ownership

Neither our Articles of Association nor Israeli law restrict in any way the ownership of our ordinary shares by nonresidents of Israel, or restrict the voting or other rights of nonresidents of Israel. Notwithstanding, under Israeli law, nationals of certain countries that are, or have been, in a state of war with Israel may not be recognized as owners of ordinary shares, without a special government permit.

Anti-Takeover Provisions Under Israeli Law

The Israeli Companies Law provides that an acquisition of shares in our company must be made by means of a tender offer, if, as a result of the acquisition, the purchaser would become a holder of 25% or more of the voting rights in our company. This rule does not apply if there is already another holder of 25% percent of the voting rights. Similarly, the Israeli Companies Law provides that an acquisition of our shares must be made by means of a tender offer, if, as a result of the acquisition, a person would become a holder of 45% of the voting rights in t our company, unless there is another person holding at that time more than 45% of the voting rights of our company.

The Israeli Companies Law provides for mergers between Israeli companies, if each party to the transaction obtains the appropriate approval of its board of directors and shareholders. A “merger” is defined in the Companies Law as a transfer of all assets and liabilities (including conditional, future, known and unknown liabilities) of a target company to another company, the consequence of which is the dissolution of the target company in accordance with the provisions of the Companies Law. For purposes of the shareholder vote of each merging entity, unless a court rules otherwise, the merger requires the approval of a majority of the shares of that entity that are not held by the other entity or are not held by any person who holds 25% or more of the shares or the right to appoint 25% or more of the directors of the other entity. Article 69A of our Articles of Association provides that a merger requires the approval of the holders of a majority of the shares voting thereon.

Modification of Rights Attached to Shares

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

Holders of our ordinary shares should consult their own tax advisors as to the United States, Israeli or other tax consequences of the purchase, ownership and disposition of ordinary shares, including, in particular, the effect of any foreign, state or local taxes.

ISRAELI TAX CONSIDERATIONS

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

Taxable income of Israeli companies is subject to tax at the rate of 27% in 2008, 26% in 2009, and 25% in 2010 and thereafter. In July 2009, Israel's Parliament, known as the Knesset, passed the Economic Efficiency Law (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribes, among other things, an additional gradual reduction in the Israeli corporate tax rate and real capital gains tax rate starting from 2011 to the following tax rates: 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%.

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

Dividends

Nonresidents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income may include dividends on our ordinary shares. As of  January 1, 2006, income tax on distributions of dividends other than bonus shares (stock dividends) is at the rate of 20% for dividends paid to an individual or a foreign corporation who is not a substantial shareholder, 25% for dividends paid to a substantial shareholder, and 15% for dividends generated by an approved enterprise, a different rate is provided in a treaty between Israel and shareholder's country of residence.

Under the U.S.- Israel tax treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a U.S. resident will be 25%. However, the maximum tax rate on dividends not generated by an approved enterprise paid to a US corporation holding at least 10% of our voting power is 12.5%. For residents of other countries, unless a different rate is provided in a treaty between Israel and the shareholder's country of residence, the maximum tax on dividends paid that we are required to withhold is 20%. As long as our shares are listed on a stock exchange, the maximum withholding tax rate will be 20%.

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

Tax Consequences to Residents of Israel

Capital Gains

Israeli law imposes a capital gains tax on capital gains derived from the sale of securities and other Israeli capital assets, including shares by Israeli residents. The capital gain or loss amount is equal to the consideration received by the holder for the shares less the holder's tax basis in the shares. Under current law, following Amendment  No. 147, gains from sales of ordinary shares incurred after December 31, 2002, are subject to 20% capital gains tax (25% for substantial shareholder) for individuals, Israeli companies that were subject to the Income Tax Law (Inflation Adjustments) - 1985 (the "Adjustment Law") prior to the publication of Amendment No. 147 are subject to corporate tax rate on capital gain driven from the sale of our ordinary shares, Israeli companies that were not subject to the Adjustment law prior to the publication of Amendment No. 147 are subject to capital gain tax at a rate of 25% in connection with the sale of our ordinary shares. If our ordinary shares were purchased prior to January 1, 2003, different taxation will apply. Certain withholding obligations may apply on the sale of our shares.

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

Tax Benefits under the Law for the Encouragement of Capital Investments, 1959

Tax benefits prior to the amendment of 2005

The Law for the Encouragement of Capital Investments, 1959, as in effect prior to April 1, 2005 (the "Investments Law"), provides that a capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry, Trade and Labor of the State of Israel, be designated as an approved enterprise. The Investment Center bases its decision as to whether or not to approve an application, among other things, on the criteria set forth in the Investments Law and regulations, the then prevailing policy of the Investment Center, and the specific objectives and financial criteria of the applicant. Each certificate of approval for an approved enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, e.g., the equipment to be purchased and utilized pursuant to the program.

The Investments Law provides that an approved enterprise is eligible for tax benefits on taxable income derived from its approved enterprise programs. The tax benefits under the Investments Law also apply to income generated by a company from the grant of a usage right with respect to know-how developed by the approved enterprise, income generated from royalties, and income derived from a service which is related to such usage right or royalties, provided that such income is generated within the approved enterprise's ordinary course of business. If a company has more than one approval or only a portion of its capital investments are approved, its effective tax rate is in general the result of a weighted average of the applicable rates. The tax benefits under the Investments Law might be restricted with respect to income derived from products manufactured outside of Israel. In addition, the tax benefits available to an approved enterprise are contingent upon the fulfillment of conditions stipulated in the Investments Law and regulations and the criteria set forth in the specific certificate of approval, as described above. In the event that a company does not meet these conditions, it would be required to refund the amount of tax benefits, plus a consumer price index linkage adjustment and interest.

The Investments Law also provides that an approved enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved enterprise program in the first five years of using the equipment.

Taxable income of a company derived from an approved enterprise is subject to corporate tax at the maximum rate of 25%, rather than the regular corporate tax rate, for the benefit period. This period is ordinarily seven years commencing with the year in which the approved enterprise first generates taxable income after the commencement of production, and is limited to 12 years from commencement of production or 14 years from the date of approval, whichever is earlier (the "year's limitation").

Should we derive income from sources other than the "approved enterprise" during the relevant period of benefits, such income will be taxable at the regular corporate tax rates.

Under certain circumstances (as further detailed below), the benefit period may extend to a maximum of ten years from the commencement of the benefit period.

A company may elect to receive an alternative package of benefits. Under the alternative package of benefits, a company's undistributed income derived from the approved enterprise will be exempt from corporate tax for a period of between 2 and 10 years from the first year the company derives taxable income under the program, after the commencement of production, depending on the geographic location of the approved enterprise within Israel, and such company will be eligible for a reduced tax rate for the remainder of the benefits period (but not more than a maximum of 7 to 10 years in total). The limitation of years, as mentioned above, does not apply to the exemption period.

A company that has elected the alternative package of benefits, such as us, that subsequently pays a dividend out of income derived from the approved enterprise(s) during the tax exemption period will be subject to corporate tax in the year the dividend is distributed in respect of the gross amount distributed, at the rate which would have been applicable had the company not elected the alternative package of benefits, (generally 10%-25%, depending on the percentage of the company's ordinary shares held by foreign shareholders). The dividend recipient is subject to withholding tax at the reduced rate of 15% applicable to dividends from approved enterprises, if the dividend is distributed during the tax exemption period or within 12 years thereafter. In the event, however, that the company is qualifies as a Foreign Investors' Company, there is no such time limitation.

A company that has an approved enterprise program is eligible for further tax benefits if it qualifies as a foreign investors company. A foreign investors company is a company which, among others, more than 25% of its share capital, including shareholders' loans, is owned by non-Israeli residents. A company that qualifies as a foreign investors company and has an approved enterprise program is eligible for tax benefits for a 10 year benefit period.

Tax benefits under the 2005 Amendment

On April 1, 2005, a comprehensive amendment to the investment law came into effect, (the "Amendment"). The Amendment includes revisions to the criteria for investments qualified to receive tax benefits as an Approved Enterprise. The Amendment applies to new investment programs and investment programs commencing after 2004, and does not apply to investment programs approved prior to December 31, 2004.

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

Tax benefits are available under the Amendment to production facilities (or other eligible facilities), which are generally required to derive more than 25% of their business income from export (referred to as a "Benefited Enterprise"). In order to receive the tax benefits, the Amendment states that the company must make an investment in the Benefited Enterprise exceeding a certain percentage or a minimum amount specified in the Law. Such investment may be made over a period of no more than three years ending at the end of the year in which the company requested to have the tax benefits apply to the Benefited Enterprise, or the Year of Election. If the company requests to have the tax benefits apply to an expansion of existing facilities, then only the expansion will be considered a Benefited Enterprise and in general the company's effective tax rate will be the result of a weighted combination of the applicable tax rates. In this case, the minimum investment required in order to qualify as a Benefited Enterprise is required to exceed a minimum amount or a certain percentage of the company's production assets at the end of the year before the expansion.

The duration of tax benefits is subject to a limitation of the earlier of 7 to 10 years from the Commencement Year, or 12 years from the first day of the Year of Election. The tax benefits granted to a Benefited Enterprise are determined, as applicable to its geographic location within Israel, according to one of the following new tax routes, which may be applicable to us:

●
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

●
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

Generally, a company that is "Abundant in Foreign Investment" (as defined in the Investments Law) is entitled to an extension of the benefits period by an additional five years, depending on the rate of its income that is derived in foreign currency.

The Amendment changes the definition of "foreign investment" in the Investments Law so that the definition now requires a minimal investment of NIS 5 million by foreign investors. Furthermore, such definition now also includes the purchase of shares of a company from another shareholder, provided that the company's outstanding and paid-up share capital exceeds NIS 5 million. Such changes to the aforementioned definition will take effect retroactively from 2003.

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

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a general summary of certain U.S. federal income tax considerations applicable to U.S. Holders (as defined below) of ordinary shares, who hold such ordinary shares as capital assets (generally, property held for investment). This summary is based on provisions of the U.S. Internal Revenue Code, or the Code, existing and proposed U.S. Treasury regulations and administrative and judicial interpretations in effect as of the date of this annual report and the U.S. - Israel Tax Treaty. All of these authorities are subject to change (possibly with retroactive effect) and to differing interpretations. In addition, this summary does not discuss non-U.S. tax implications or U.S. state tax implications, no does it discuss all aspects of U.S. federal income taxation that may be applicable to investors in light of their particular circumstances or to investors who are subject to special treatment under U.S. federal income tax law, including:

●	insurance companies;

●	dealers in stocks or securities;

●	financial institutions;

●	tax-exempt organizations;

●	regulated investment companies or real estate investment trusts;

●	persons subject to the alternative minimum tax;

●	persons who hold ordinary shares through partnerships or other pass-through entities;

●	persons holding their shares as part of a straddle or appreciated financial position or as part of a hedging or conversion transaction;

●	persons who acquired their ordinary shares through the exercise or cancellation of employee stock options or otherwise as compensation for services;

●	non-residents aliens of the U.S. or persons having a functional currency other than the U.S. dollar; or

●	direct, indirect or constructive owners of 10% or more of the outstanding voting shares of our company.

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

THE FOLLOWING SUMMARY DOES NOT ADDRESS THE IMPACT OF A U.S.  HOLDER'S INDIVIDUAL TAX CIRCUMSTANCES. ACCORDINGLY, EACH U.S. HOLDER IS URGED TO CONSULT HIS OR HER TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO HIM OR HER OF AN INVESTMENT IN THE ORDINARY SHARES, INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL OR NON-U.S. TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

As used herein, the term “U.S. Holder” means a beneficial owner of an ordinary share who is, for U.S. federal income tax purposes:

●	a citizen or, for U.S. federal income tax purposes, a resident of the United States;

●	a corporation created or organized in or under the laws of the United States or any political subdivision thereof;

●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

●
a trust if (i) (A) a U.S. court is able to exercise primary supervision over the trust’s administration and (B) one or more U.S. persons have the authority to control all of the trust’s substantial decisions, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

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

Subject to certain limitations, “qualified dividend income” received by a non-corporate taxpayer generally is subject to U.S. federal income tax at a reduced maximum tax rate of 15 percent through December 31, 2010.  Dividends received with respect to ordinary shares should qualify for the 15 percent rate provided that either:  (i) we are entitled to benefits under the income tax treaty between the United States and Israel (the "Treaty"); or (ii) the ordinary shares currently are readily tradable on an established securities market in the U.S..  We believe that we are entitled to benefits under the Treaty and that the ordinary shares currently are readily tradable on an established securities market in the U.S.  No assurance can be given that the ordinary shares will remain readily tradable.  The rate reduction does not apply to dividends received from PFICs, see discussion below, or in respect of certain short-term or hedged positions in common stock or in certain other situations. The legislation enacting the reduced tax rate contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate, see discussion below.  U.S. Holders of ordinary shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

Subject to complex limitations, any Israeli withholding tax imposed on dividends paid by us will be a foreign income tax eligible for credit against a U.S. Holder's U.S. federal income tax liability (or, alternatively, for deduction against income in determining such tax liability).  The limitations set out in the Code include computational rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income.  Dividends generally will be treated as foreign-source passive category income or, in the case of certain U.S. Holders, general category income for United States foreign tax credit purposes.  Further, there are special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to a reduced tax, see discussion above.  A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on the ordinary shares to the extent such U.S. Holder has not held the ordinary shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property.  Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the statute.  The rules relating to the determination of the foreign tax credit are complex, and you should consult with your personal tax advisors to determine whether and to what extent you would be entitled to this credit.

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

Based on our current and projected income, assets and activities, we believe that we were not a PFIC in the year 2009.  However, because the determination of whether we are a PFIC is based upon the composition of our income and assets from time to time, there can be no assurances that we will not become a PFIC for any future taxable year.

If we were treated as a PFIC for any taxable year, dividends would not qualify for the reduced maximum tax rate, discussed above, and, unless you elect either to treat your investment in ordinary shares as an investment in a "qualified electing fund", or a QEF election, or to "mark-to-market" your ordinary shares, as described below:

●
you would be required to allocate income recognized upon receiving certain dividends or gain recognized upon the disposition of ordinary shares ratably over the holding period for such ordinary shares,

●
the amount allocated to each year during which we are considered a PFIC and subsequent years, other than the year of the dividend payment or disposition, would be subject to tax at the highest individual or corporate tax rate, as the case may be, in effect for that year and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year,

●	the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxable as ordinary income in the current year, and
●	you would be required to make an annual return on IRS Form 862.

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

Alternatively, if the ordinary shares are considered "marketable stock" and if you elect to "mark-to-market" your ordinary shares, you will generally include in income any excess of the fair market value of the ordinary shares at the close of each tax year over your adjusted basis in the ordinary shares. If the fair market value of the ordinary shares had depreciated below your adjusted basis at the close of the tax year, you may generally deduct the excess of the adjusted basis of the ordinary shares over its fair market value at that time. However, such deductions generally would be limited to the net mark-to-market gains, if any, that you included in income with respect to such ordinary shares in prior years. Income recognized and deductions allowed under the mark-to-market provisions, as well as any gain or loss on the disposition of ordinary shares with respect to which the mark-to-market election is made, is generally treated as ordinary income or loss.

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

Foreign Currency Risk

The majority of our revenues are generated in U.S. dollars or linked to the dollar. In addition, a substantial portion of our costs are incurred in U.S. dollars. We believe that the U.S. dollar is the primary currency of the economic environment in which the Company and certain of its subsidiaries operate. Thus, the functional and reporting currency of the Company and certain of its subsidiaries is the U.S.dollar.

Accordingly, monetary accounts maintained in currencies other than the U.S.dollar are remeasured into U.S.dollars in accordance with ASC 830, "Foreign Currency Matters" ("ASC 830") (formerly: SFAS No.52, "Foreign Currency Translation). All transaction gains and losses of the remeasurement of monetary balance sheet items are reflected in the consolidated statements of operations as financial income or expenses, as appropriate.

The financial statements of foreign subsidiaries, whose functional currency has been determined to be their local currency, have been translated into U.S.dollars. Assets and liabilities have been translated using the exchange rates in effect at the balance sheet date. Statements of operations amounts have been translated using average rates, which approximates the prevailing exchange rate for each transaction. The resulting translation adjustments are reported as a component of equity in accumulated other comprehensive income (loss).

While the majority of our revenues and expenses are generated in U.S. dollars a portion of our expenses are denominated in NIS which lead us to be exposed to financial market risk associated with changes in foreign currency exchange rates. In order to reduce the impact of foreign currency rate volatility of future cash flows caused by changes in foreign exchange rates, we use currency forward contracts. We hedge the part of our forecasted expenses denominated in NIS. If our currency forward contracts meet the definition of a hedge, and are so designated, changes in the fair value of the contracts will be offset against changes in the fair value of the hedged assets or liabilities through earnings. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in current earnings during the period of change. Our hedging reduces, but does not eliminate, the impact of foreign currency rate movements, and due to the results of our operations may be adversely affected.

As of December 31, 2009, we had outstanding forward contracts in the amount of $12.6 million related to trade payables and payroll expenses nominated in NIS. These forward contracts are for a period of up to twelve months. The fair value of the forward contracts was approximately $0.42 million as of December 31, 2009.

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to our investment in restricted cash and to our loans. Our short-term and long term restricted cash is primarily invested in certificates of deposit.. As of December 31, 2009, the vast majority of this amount was linked to the U.S. dollar. It is used as collateral for the lease of the Company’s offices, performance guarantees to customers and loans and therefore does not bear significant interest rates. Our financial liabilities are comprised of loans and convertible notes. The table below details our balance sheet exposure by currency and interest rates. Any changes in the interest rate relating to the loan with the variable interest rate, could adversly affect our operations if financial expenses increase.

The table below details our balance sheet exposure by currency and interest rates:

	Expected Maturity Dates
	2010	2011	2012	2013	2014. and thereafter
	(In thousands/percentages)
Assets:
Restricted Cash:
In U.S. dollars	1,727	850	500	500	3,000
Weighted interest rate	1.31%	0.20%	0.25%	0.25%	0.25%
In other currency	55	46
Weighted interest rate	4.25%	0%
Restricted cash held by Trustees
In U.S. dollars
Weighted interest rate
In other currency	2,137
Weighted interest rate	0.02%
Liabilities:
Long-term loans (including current maturities)	4,000	4,000
In U.S. dollars:
Weighted interest rate - Variable Interest (six months Libor + 1.4%)	2.38%	2.38%
In other currency:	380	5,830
Weighted interest rate - Fixed Interest	6.30%	6.30%
Convertible subordinated notes:
In U.S. dollars	839	839	14,381
Weighted interest rate – Fixed Interest	4%	4%	4%

ITEM 12:	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13:	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14:	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15:     CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our principal executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended) as of December 31, 2009, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act is accumulated and communicated to our management, including our principal executive officer and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the rules of the Securities and Exchange Commission.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

●	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transaction and dispositions of the assets of the company;

●
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

●
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

Our management assessed the effectiveness of our internal control over financial reporting, as of December 31, 2009.  In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on that assessment, our management concluded that as of December 31, 2009, our internal control over financial reporting is effective.

Below is the independent auditors, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global,  audit report on the effectiveness of our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

GILAT SATELLITE NETWORKS LTD.

We have audited Gilat Satellite Networks Ltd.'s ("Gilat") internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). Gilat's management is responsible for maintaining effective internal control over financial reporting and for its 7assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Gilat maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Gilat and its subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in equity and cash flows for each of the three years in the period ended December 31, 2009, and our report dated April 1, 2010, expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 1, 2010	A Member of Ernst & Young Global

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

ITEM 16:                         RESERVED

ITEM 16A:                      AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Dr. Meridor and Ms. Sarid meet the definition of an audit committee financial expert, as defined by rules of the Securities and Exchange Commission.  For a brief listing of their relevant experience, see Item 6.A. “Directors, Senior Management and Employees - Directors and Senior Management.”

ITEM 16B:                     CODE OF ETHICS

We have adopted a Code of Ethics for executive and financial officers that also applies to all of our employees.  The Code of Ethics is publicly available on our website at www.gilat.com. Written copies are available upon request.  If we make any substantive amendments to the Code of Ethics or grant any waivers, including any implicit waiver, from a provision of this code to our chief executive officer, principal financial officer or corporate controller, we will disclose the nature of such amendment or waiver on our website.

ITEM 16C:                     PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth, for each of the years indicated, the fees billed to us by our independent auditors

Services Rendered	2009	2008
Audit (1)	$818,254	$872,643
Tax (2)	$60,000	$15,520

Total	$878,254	$888,163

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

Policies and Procedures

Our Audit Committee has adopted a policy and procedures for the approval of audit and non-audit services rendered by our principal accountants, Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global and other members of Ernst & Young Global.  The policy generally requires the Audit Committee’s approval of the scope of the engagement of our principal accountants or on an individual engagement basis.  The policy prohibits retention of our principal accountants to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act of 2002 or the rules of the SEC, and also considers whether proposed services are compatible with the independence of the public auditors.

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E:	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Issuer Purchase of Equity Securities

In the year ended December 31, 2009, neither we nor any affiliated purchaser has purchased of any of our securities.

ITEM 16F:	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

Under NASDAQ Marketplace Rule 4350, or Rule 4350, foreign private issuers, such as our company, are permitted to follow certain home country corporate governance practices instead of certain provisions of Rule 4350.  We have elected to follow Israeli law and practice instead of the following NASDAQ rules:

●
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

●
The requirements regarding the director nominations process.  Under Israeli law and practice, our board of directors is authorized to recommend to our shareholders director nominees for election, and our shareholders may nominate candidates for election as directors by the general meeting of shareholders.  See Item 6C. “Directors, Senior Management and Employees - Board Practices - Election of Directors.”

●
The requirement that all member of the audit committee qualify as “independent directors” within the meaning of NASDAQ rules.  Our audit committee is currently comprised of four members.  One of the members of our audit committee (who is also a member of our compensation and stock option committee) does not qualify as an independent director within the meaning of NASDAQ rules.  However, our board of directors has determined that such director satisfies the independence requirements of the Securities and Exchange Commission and satisfies the requirements of the Israeli Companies Law for audit committee members.

●
The requirements with respect to compensation of executive compensation. In accordance with Israeli law, the compensation of our executive officers other than our chief executive officer (who is also a director) is determined by our compensation and stock option committee, and exculpation, insurance and indemnification of, or an undertaking to, indemnify our executive officers who are not directors requires the approval of both our audit committee and compensation and stock option committee.  The compensation of our chief executive officer, who also serves as the chairman of our board of directors, is approved by our audit committee, compensation and stock option committee and shareholders, in that order.  Our compensation and stock option committee is comprised of four members.  One of the members of our compensation and stock option committee (who is also a member of our audit committee) does not qualify as an independent director within the meaning of NASDAQ rules.

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

1.2
Articles of Association, as amended and restated.  Previously filed as Exhibit 1.2 to our Annual Report on Form 20-F for the fiscal year ending December 31, 2008, which Exhibit is incorporated herein by reference.

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

8.1	List of subsidiaries.
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1924, as amended.
13.1	Certification by Chief Executive Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification by Chief Financial Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

S I G N A T U R E S

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GILAT SATELLITE NETWORKS LTD.

By:	/s/ Amiram Levinberg
Amiram Levinberg
Chief Executive Officer
Date: April 1, 2010

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

GILAT SATELLITE NETWORKS LTD.

We have audited the accompanying consolidated balance sheets of Gilat Satellite Networks Ltd. (the "Company") and its subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in equity and cash flows for each of the three years in the period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2009 and 2008, and the consolidated results of their operations and their cash flows, for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 1, 2010, expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 1, 2010	A Member of Ernst & Young Global

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2009	2008

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$122,672	$73,916
Short-term bank deposits and held-to-maturity marketable securities	31,729	63,033
Short-term restricted cash	1,782	8,581
Restricted cash held by trustees	2,137	24,169
Trade receivables, net	45,597	59,038
Inventories	13,711	20,719
Other current assets	19,068	22,036

Total current assets	236,696	271,492

LONG-TERM INVESTMENTS AND RECEIVABLES:
Severance pay funds	9,912	11,085
Long-term restricted cash	4,896	5,692
Long-term trade receivables, receivables in respect of capital leases and other receivables	2,204	8,937

Total long-term investments and receivables	17,012	25,714

PROPERTY AND EQUIPMENT, NET	100,532	109,369

INTANGIBLE ASSETS AND DEFERRED CHARGES, NET	2,988	4,064

Total assets	$357,228	$410,639

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2009	2008

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term bank credit	$-	$6,500
Current maturities of long-term loans and convertible subordinated notes	5,220	4,346
Trade payables	16,838	23,317
Accrued expenses	20,067	25,761
Short-term advances from customers held by trustees	2,137	24,169
Other current liabilities	28,154	34,593

Total current liabilities	72,416	118,686

LONG-TERM LIABILITIES:
Long-term loans, net	9,830	14,003
Accrued severance pay	10,011	12,297
Accrued interest related to restructured debt	1,176	1,838
Convertible subordinated notes	15,220	16,315
Other long-term liabilities	16,280	17,276

Total long-term liabilities	52,517	61,729

COMMITMENTS AND CONTINGENCIES

EQUITY:
Share capital - Ordinary shares of NIS 0.2 par value: Authorized - 60,000,000 shares as of December 31, 2009 and 2008; Issued and outstanding - 40,272,733 and 40,048,591 shares as of December 31, 2009 and 2008, respectively	1,832	1,821
Additional paid-in capital	863,337	862,390
Accumulated other comprehensive income	1,341	2,106
Accumulated deficit	(634,215)	(636,093)

Total equity	232,295	230,224

Total liabilities and equity	$357,228	$410,639

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2009	2008	2007
Revenues:
Products	$91,407	$150,351	$156,798
Services	136,652	117,175	125,821

Total revenues	228,059	267,526	282,619

Cost of revenues:
Products	56,672	80,424	82,822
Services	100,956	101,150	97,952

Total cost of revenues	157,628	181,574	180,774

Gross profit	70,431	85,952	101,845
Operating expenses:
Research and development, net	13,970	16,942	15,030
Selling and marketing	29,138	35,783	38,374
General and administrative	27,987	29,819	31,052
Impairment of long-lived assets and other charges	-	5,020	12,218

Total operating expenses	71,095	87,564	96,674

Operating income (loss)	(664)	(1,612)	5,171

Financial income, net	1,050	1,300	5,998
Expenses related to aborted merger transaction	-	(2,350)	-
Other income (loss)	2,396	2,983	(116)

Income before taxes on income	2,782	321	11,053
Taxes on income	904	1,445	963

Net income (loss)	$1,878	$(1,124)	$10,090

Net earnings (loss) per share:
Basic	$0.05	$(0.03)	$0.26
Diluted	$0.04	$(0.03)	$0.24

Weighted average number of shares used in computing net earnings (loss) per share:
Basic	40,159,431	39,901,019	39,140,718
Diluted	41,473,515	39,901,019	41,576,454

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share data)

	Number of Ordinary shares (in thousands)		Share capital		Additional paid-in capital	Accumulated other comprehensive income **)	Accumulated deficit	Total comprehensive income (loss)	Total shareholders' equity

Balance as of January 1, 2007	38,820		$1,757		$853,350	$702	$(643,750)		$212,059

Exercise of stock options	791		39		4,532	-	-		4,571
Stock-based compensation related to employee stock options	-		-		1,303	-	-		1,303
Conversion of convertible subordinated notes	1		*	)	22	-	-		22
Accumulated affect of adjustment upon adoption of ASC 740			-		-	-	(1,309)		(1,309)
Comprehensive income: Foreign currency translation adjustments	-		-		-	1,074	-	$1,074	1,074
Net income	-		-		-	-	10,090	10,090	10,090
Total comprehensive income								$11,164
Balance as of December 31, 2007	39,612		1,796		859,207	1,776	(634,969)		227,810

Exercise of stock options and issuance of restricted share units	437		25		2,491	-	-		2,516
Stock-based compensation related to employee stock options	-		-		692	-	-		692
Comprehensive loss: Foreign currency translation adjustments	-		-		-	(766)	-	$(766)	(766)
Unrealized gain on forward contracts, net	-		-		-	1,096	-	1,096	1,096
Net loss	-		-		-	-	(1,124)	(1,124)	(1,124)
Total comprehensive loss								$(794)
Balance as of December 31, 2008	40,049		1,821		862,390	2,106	(636,093)		230,224

Issuance of restricted share units	224		11		-	-	-		11
Stock-based compensation related to employee stock options	-		-		937	-	-		937
Conversion of convertible subordinated notes	*	)	*	)	10	-	-		10
Comprehensive income: Foreign currency translation adjustments	-		-		-	(85)	-	$(85)	(85)
Unrealized gain on forward contracts, net	-		-		-	458	-	458	458
Realized gain on forward contracts, net	-		-		-	(1,138)	-	(1,138)	(1,138)
Net income	-		-		-	-	1,878	1,878	1,878
Total comprehensive income								$1,113
Balance as of December 31, 2009	40,273		$1,832		$863,337	$1,341	$(634,215)		$232,295

*)           Represents an amount lower than $ 1.
**)
Represents adjustments in respect of foreign currency translation and unrealized gain on forward contracts, net. The balance of accumulated other comprehensive income (loss) as of December 31, 2009, 2008 and 2007 included foreign currency translation adjustments in the amount of $ 925, $ 1,010 and $ 1,776, respectively, and unrealized gain on forward contracts, net, in the amount of $ 416, $ 1,096 and $ 0, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands
	Year ended December 31,
	2009	2008	2007

Cash flows from operating activities:
Net income (loss)	$1,878	$(1,124)	$10,090
Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	14,509	13,132	17,715
Impairment of long-lived assets and other charges	-	5,020	12,218
Gain from redemption of convertible subordinated notes	(78)	-	-
Gain from the sale of investment accounted for at cost	(2,597)	(1,801)	-
Stock-based compensation related to employees	937	692	1,303
Accrued severance pay, net	(1,113)	1,324	(218)
Accrued interest and exchange rate differences on short and long-term restricted cash, net	256	(189)	(1,326)
Accrued interest and exchange rate differences on held-to-maturity marketable securities and short-term bank deposits, net	(349)	(1,778)	(2,102)
Exchange rate differences on long-term loans	212	(348)	766
Exchange rate differences on loans to employees	(5)	28	(250)
Capital loss from disposal of property and equipment	163	89	167
Deferred income taxes	992	(265)	(891)
Decrease (increase) in trade receivables, net	14,294	(15,979)	(14,037)
Decrease (increase) in other assets (including short-term, long-term and deferred charges)	6,530	(2,535)	28,529
Decrease (increase) in inventories	8,995	36	(207)
Increase (decrease) in trade payables	(6,855)	(3,185)	4,619
Increase (decrease) in accrued expenses	(6,034)	3,640	(1,455)
Increase (decrease) in advances from customers held by trustees, net	(22,032)	176	(7,914)
Increase (decrease) in other accounts payable and other long-term liabilities	(9,909)	(16,553)	(24,232)

Net cash provided by (used in) operating activities	(206)	(19,620)	22,775

Cash flows from investing activities:
Purchase of property and equipment	(4,485)	(13,799)	(9,269)
Proceeds from sale of investment accounted for at cost	2,597	1,801	-
Other investments	-	(195)	(223)
Purchase of held-to-maturity marketable securities and deposits	(130,961)	(143,572)	(73,791)
Proceeds from held-to-maturity marketable securities and deposits	162,615	127,895	30,315
Proceeds from sale of property and equipment	-	426	33
Loans to employees, net	39	2,798	946
Investment in restricted cash (including long-term)	(90)	(1,630)	(6,196)
Proceeds from restricted cash (including long-term)	7,696	769	4,259
Investment in restricted cash held by trustees	(3,056)	-	-
Proceeds from restricted cash held by trustees	24,834	-	90

Net cash provided by (used in) investing activities	59,189	(25,507)	(53,836)

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2009	2008	2007

Cash flows from financing activities:
Exercise of stock options and issuance of restricted share units	11	2,516	4,571
Early redemption of convertible notes	(170)	-	-
Issuance of shares, net of issuance expenses	-	-	(324)
Short-term bank credit, net	(6,500)	678	4,623
Proceeds from long-term loans	-	-	1,000
Repayment of long-term loans	(4,350)	(5,362)	(6,563)

Net cash provided by (used in) financing activities	(11,009)	(2,168)	3,307

Effect of exchange rate changes on cash and cash equivalents	782	(1,596)	1,016

Increase (decrease) in cash and cash equivalents	48,756	(48,891)	(26,738)
Cash and cash equivalents at the beginning of the year	73,916	122,807	149,545

Cash and cash equivalents at the end of the year	$122,672	$73,916	$122,807

Supplementary cash flow activities:

(1) Cash paid during the year for:
Interest	$1,546	$2,160	$2,817

Income taxes	$698	$1,180	$1,898

(2) Non-cash transactions:

Conversion of long-term convertible subordinated notes	$10	$-	$-

Classification from inventories to property and equipment	$806	$3,483	$2,237

Classification from property and equipment to inventories	$2,497	$62	$40

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:	GENERAL

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

The Company currently operates three complementary, vertically integrated operational segments:

•	Gilat Network Systems ("GNS") provides VSAT-based networks and associated professional services, including turnkey and management services, to telecom operators worldwide.
•	Spacenet Inc. ("Spacenet") provides satellite network services to enterprises, small office/home office ("SOHOs") and residential customers in the U.S.
•
Spacenet Rural Communications ("SRC") provides telephony, Internet and data services primarily for rural communities in emerging markets in Latin America under projects that are subsidized by government entities.

Gilat was incorporated in Israel in 1987 and launched its first generation VSAT in 1989. For a description of principal markets and customers, see Note 15.

b.
Impairment of long-lived assets and other charges:

In 2008 and 2007, the Group recorded losses for the impairment of its long-lived assets and other charges with respect to its Colombian activity, included in the SRC segment, in the amounts of $ 5,020 and $ 12,218, respectively, see also Note 11.

c.
Agreement and Plan of Merger (the "Agreement and Plan of Merger"):

On March 31, 2008, the Company announced the signing of an Agreement and Plan of Merger to be acquired for an aggregate value of $ 475,000 in an all-cash transaction by a consortium of private equity investors. The closing of the transaction was subject to shareholders' approval, certain regulatory approvals and other customary closing conditions.

On August 5, 2008, the Company informed the consortium that all conditions precedent to closing had been met.

On August 29, 2008, the Company notified the consortium that it was terminating the Agreement and Plan of Merger citing the consortium's intentional breach of the merger agreement and failure to close the merger transaction within the extended time period established to complete the transaction.

The definitive agreement provides for a termination fee in the amount of approximately $ 47,500 payable to the Company, and the Company has sued the consortium members for this amount. See also Note 7e(3).

d.
The Company depends on a major supplier to supply certain components and services for the production of its products or providing services. If these suppliers fail to deliver or delay the delivery of the necessary components or services, the Company will be required to seek alternative sources of supply. A change in suppliers could result in manufacturing delays or services delays which could cause a possible loss of sales and, or, additional incremental costs and, consequently, could adversely affect the Company's results of operations and financial position.

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

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with ASC 830, "Foreign Currency Matters" ("ASC 830") (formerly: SFAS No.52, "Foreign Currency Translation). All transaction gains and losses of the remeasurement of monetary balance sheet items are reflected in the consolidated statements of operations as financial income or expenses, as appropriate.

The financial statements of foreign subsidiaries, whose functional currency has been determined to be their local currency, have been translated into dollars. Assets and liabilities have been translated using the exchange rates in effect at the balance sheet date. Statements of operations amounts have been translated using average rates, which approximates the prevailing exchange rate for each transaction. The resulting translation adjustments are reported as a component of equity in accumulated other comprehensive income (loss).

c.
Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries, in which the Company has a controlling voting interest and entities consolidated under the variable interest entities ("VIE") provisions of ASC 810, "Consolidation" ("ASC 810") (formerly: Financial Accounting Standards Board ("FASB") Interpretation No. 46(R), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" ("FIN 46")). Inter-company balances and transactions have been eliminated upon consolidation.

The Company applies the provisions of ASC 810 which provides a framework for identifying VIEs and determining when a company should include the assets, liabilities, noncontrolling interests and results of activities of a VIE in its consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:             SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In general, a VIE is a corporation, partnership, limited-liability corporation, trust, or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that is unable to make significant decisions about its activities, (3) has a group of equity owners that does not have the obligation to absorb losses or the right to receive returns generated by its operations or (4) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity's activities (for example, providing financing or buying assets) either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

ASC 810 requires a VIE to be consolidated by the party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) that will absorb a majority of the risk of loss from the VIE's activities, is entitled to receive a majority of the VIE's residual returns (if no other variable interests absorb a majority of the VIE's losses), or both.

A variable interest holder that consolidates the VIE is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIE's assets, liabilities and noncontrolling interests at fair value and subsequently account for the VIE as if it were consolidated based on a majority voting interest. ASC 810 also requires disclosures about VIEs in which the variable interest holder is not required to consolidate but in which it has a significant variable interest.

Most of the activity of SRC in Colombia consists of operating subsidized projects for the government (the "Compartel Projects"). The Compartel Projects were awarded to Gilat's Colombian subsidiaries in 1999 and 2002.

As required by the Compartel Projects' bid documents, the Company established trusts  (the "Trusts") and entered into governing Trust Agreements (one for each project awarded) (collectively, the "Trust Agreements"). The Trusts were established for the purpose of holding the network equipment, processing payments to subcontractors, and holding the funds received through the subsidy ("the Subsidy") until they are released in accordance with the terms of the Subsidy and paid to the Company. The Trusts are a mechanism to allow the Government to review amounts to be paid with the Subsidy and verify that such funds are used in accordance with the transaction document of the project and the terms of the Subsidy. The Company generates revenues from the subsidy, as well as from the use of the network that the company operates.

The Trusts are considered VIEs and the Company is identified as the primary beneficiary of the Trusts. As such, the Trusts were consolidated in the financial statements by the Company since their inception.

In creating the networks and operating them, the Company is committed to selling equipment to the Trust and to hiring and paying subcontractors for work they provide relating thereto. The Trust then pays these expenditures from the amounts deposited into the Trust by the government as Subsidy. The assets are booked as the Trust's property and equipment, and related depreciation or impairment loss is recognized as expenses in the Trust.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:            SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Pursuant to the Trust Agreements, the Subsidy is transferred by the government directly to the Trust. Release of the Subsidy from the Trusts as payment to the Company can only occur as certain operational milestones are reached. Once these milestones are met, the Trust releases funds based upon payment requests presented by the Company (either for its own equipment and services or for those of subcontractors). At the end of the life of the project, the Company assumes the ownership of the assets in the Trust and is entitled to all remaining amounts in the Trust.

In case the Company does not meet its milestones, the amounts held with the Trustees may not be released to the Company until it meets its milestones.

As of December 2009 and 2008, the Trusts assets, classified as "Restricted cash held by trustess" and liabilities, classified as "Short-term advances from customers held by trustees" consolidated within the financial statements of the Company amounted to $ 2,137 and $ 24,169, respectively.

d.	Cash equivalents: Cash equivalents are short-term highly liquid investments that are not restricted as to withdrawals or use with maturities of three months or less at the date acquired.

e.
Marketable securities:

The Company accounted for investments in marketable debt securities in accordance with ASC 320, "Investment-Debt and Equity Securities" ("ASC 320") (formerly: SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities"). Management determines the appropriate classification of its investments in debt and equity securities at the time of purchase and reevaluates such determinations at each balance sheet date.

As of December 31, 2009 the Company did not have any investments in debt securities.

As of December 31, 2008, the Company classified all of its debt securities as held-to-maturity. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity and are stated at amortized cost. The cost of held-to-maturity securities is adjusted for amortization of accretion of discounts to maturity. Interest is included in financial income (expenses), net.

In accordance with the Company's policy and ASC 320-10-35 (formerly in FASB Staff Position (FSP) Nos. SFAS 115-1 (FSP 115-1) and SFAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments"), the Company recognizes an impairment charge when a decline in the fair value of its investments below the cost basis is judged to be other-than-temporary. The Company considers various factors in determining whether to recognize an impairment charge, including the Company's intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value, the length of time and extent to which the fair value has been less than the cost basis, the credit ratings of the securities and the financial condition and near-term prospects of the issuers. During 2009 and 2008, the Company did not record any other-than-temporary impairment losses with respect to its holdings of marketable debt securities.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:            SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.
Short-term and long-term restricted cash:

Short-term restricted cash is primarily invested in certificates of deposit, which mature within one year. As of December 31, 2009, the vast majority of this amount was linked to the dollar. It is used as collateral for the lease of the Group's offices, performance guarantees to customers and loans, and bears weighted average interest rates of 1.40% and 3.01% as of December 31, 2009 and 2008, respectively.

Long-term restricted cash is primarily invested in certificates of deposit, which mature in more than one year. As of December 31, 2009, the vast majority of the amount is linked to the dollar. It bears annual weighted average interest rates of 0.24% and 0.64% as of December 31, 2009 and 2008, respectively. This long-term restricted cash is used as collateral for the lease of the Group's offices, a sale and lease back transaction, performance guarantees to customers and loans.

g.
Restricted cash held by trustees:

As of December 31, 2009, short-term restricted cash held by trustees is primarily invested in certificates of deposit linked to the Colombian Peso. As of December 31, 2008, approximately 80% of the total amount is linked to the dollar and approximately 20% of the total amount is linked to the Colombian Peso. The restricted cash is being released based upon performance milestones as stipulated in the Group's agreements with the government of Colombia.

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

The Group's investments in other companies are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable in accordance with ASC 323, "Investments Equity Method and Joint Ventures" (formerly: APB 18, "The Equity Method of Accounting for Investments in Common Stock"). Any impairment loss is recognized in the consolidated statements of operations. As of December 31, 2009, 2008 and 2007, the investment in these companies was nil. In addition, as of December 31, 2009, the Company had no holdings in such investees.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:             SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.
Long-term trade receivables:

Long-term trade receivables from long-term payment agreements are initially recognized at estimated present values determined based on rates of interest at recognition date and reported at the net amounts in the accompanying consolidated financial statements. Imputed interest is recognized, using the effective interest method, as a component of financial income (expenses) in the statements of operations.

k.
Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets as follows:

Years

Buildings	50
Computers, software and electronic equipment	3 – 5
Office furniture and equipment	5 - 17
Vehicles	5 – 7
Leasehold improvements	Over the term of the lease or the useful life of the improvements, whichever is shorter

Equipment leased to others under operating leases is carried at cost less accumulated depreciation and depreciated using the straight-line method over the useful life of the assets.

l.
Intangible assets and deferred charges:

Intangible assets with definite useful life are subject to amortization and are carried at cost less accumulated amortization.

The assets are amortized using the straight-line method over their estimated useful lives, which are five to fifteen years, in accordance with ASC 350, "Intangible - Goodwill and Other" ("ASC 350") (formerly: Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets").

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
Impairment of long-lived assets and long-lived assets to be disposed of:

The Group's long-lived assets are reviewed for impairment in accordance with ASC 360, "Property, Plant, and Equipment" ("ASC 360") (formerly: SFAS 144, "Accounting for the Impairment or Disposal of Long Lived Assets"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. Such measurement includes significant estimates. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. However, the carrying amount of a group of assets is not to be reduced below its fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:             SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In 2009, no impairment losses have been identified. In 2008 and 2007, the Group recorded impairment losses in respect of long-lived assets related to its SRC operational segment in Colombia. See also Note 11.

n.
Revenue recognition:

The Group generates revenue mainly from the sale of products and services for satellite-based communications networks. Sale of products includes mainly the sale of VSATs and hubs. Service revenue include access to and communication via satellites ("space segment"), installation of network equipment, telephone services, internet services, consulting, on-line network monitoring, network maintenance and repair services. The Group sells its products primarily through its direct sales force and indirectly through resellers. Sales consummated by the Group's sales force and sales to resellers are considered sales to end-users.

Revenue from product sales is recognized in accordance with SEC Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition" ("SAB No. 104"), when delivery has occurred, persuasive evidence of an agreement exists, the vendor's fee is fixed or determinable, no further obligation exists and collectability is probable. When significant acceptance provisions are included in the arrangement revenue are deferred until the acceptance occurs. Generally the Group does not grant rights of return. Service revenue are recognized ratably over the period of the contract or as services are performed, as applicable.

In accordance with ASC 605-25, "Revenue Recognition - Multiple-Element Arrangements" ("ASC 605-25") (formerly: Emerging Issues Task Force ("EITF") Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21")), a multiple-element arrangement (an arrangement that involves the delivery or performance of multiple products, services and/or rights to use assets) is separated into more than one unit of accounting, if the functionality of the delivered element(s) is not dependent on the undelivered element(s), there is vendor-specific objective evidence (VSOE) of fair value of the undelivered element(s) and delivery of the delivered element(s) represents the culmination of the earnings process for those element(s). If these criteria are not met, the revenue is deferred until such criteria are met or until the period in which the last undelivered element is delivered. If there is VSOE for all units of accounting in an arrangement, the arrangement consideration is allocated to the separate units of accounting based on each unit's relative VSOE.

Revenue from products under sales-type lease contracts is recognized in accordance with ASC 840, "Leases" ("ASC 840") (formerly: SFAS No. 13, "Accounting for Leases") upon installation or upon delivery, in cases where the customer obtains its own or other's installation services. The net investments in sales-type leases are discounted at the interest rates implicit in the leases. The present values of payments due under sales-type lease contracts are recorded as revenue at the time of shipment or installation, as appropriate. Future interest income is deferred and recognized over the related lease term as financial income.

Revenue from products and services under operating leases of equipment is recognized ratably over the lease period, in accordance with ASC 840.

Deferred revenue represents amounts received by the Company when the criteria for revenue recognition as described above are not met and are included in "Other current liabilities" and "Other long-term liabilities". In general, when deferred revenue is recognized as revenue, the associated deferred costs are also recognized as cost of sales.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:             SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.
Shipping and advertising expenses:

Selling and marketing expenses include shipping expenses in the amounts of $ 2,503, $ 2,102 and $ 2,450, for the years ended December 31, 2009, 2008 and 2007, respectively.

Advertising costs are expensed as incurred. Advertising expenses for the years ended December 31, 2009, 2008 and 2007 amounted to $ 722, $ 878 and $ 897, respectively.

p.
Warranty costs:

Generally, the Company provides product warranties for periods between twelve to eighteen months at no extra charge. A provision is recorded for estimated warranty costs based on the Company's experience. Warranty expenses for the years ended December 31, 2009, 2008 and 2007 were immaterial.

q.	Research and development expenses: Research and development expenses, net of grants received, are charged to expenses as incurred.

r.
Grants:

The Company received non-royalty-bearing grants from the Government of Israel, the Advanced Satellite Network Technologies ("ASNT"), SES Global S.A Satellite Networks Next Generation Technologies and from other funding sources, for approved research and development projects. These grants are recognized at the time the Company is entitled to such grants on the basis of the costs incurred or milestones achieved as provided by the relevant agreement and included as a deduction from research and development expenses.

Research and development grants deducted from research and development expenses amounted to $ 2,311, $ 1,760 and $ 2,240 in 2009, 2008 and 2007, respectively.

s.
Accounting for stock-based compensation:

The Company accounts for stock-based compensation in accordance with ASC 718, "Compensation-Stock Compensation" ("ASC 718") (formerly: SFAS No.123R, "Share-Based Payment"). ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statement of operations.

The Company recognizes compensation expenses for the value of its awards, which vested and were granted prior to January 1, 2006, based on the accelerated attribution method and for awards granted subsequent to January 1, 2006, based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:             SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company selected the Black-Scholes-Merton option pricing model as the most appropriate fair value method for its stock-options awards and values restricted stock based on the market value of the underlying shares at the date of grant. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements. The expected term of options granted is based upon historical experience and represents the period of time that options granted are expected to be outstanding. Prior to December 31, 2007, expected term of options was determined based on simplified method permitted by SAB No. 107 as the average of the vesting period and the contractual term. Starting January 1, 2008, expected term of options granted is based upon historical experience complying with SAB 110.  The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

The Company accounts for equity instruments issued to third party service providers (non-employees) in accordance with the fair value based on an option-pricing model, pursuant to the guidance in ASC 505-50, "Equity-Based Payments to Non-Employees" ("ASC 505-50") (formerly: EITF 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services"). The fair value of the options granted is revalued over the related service periods and recognized over the vesting period.

See Note 9 for a further discussion on stock-based compensation.

t.
Income taxes:

The Group accounts for income taxes in accordance with ASC 740, "Income Taxes" ("ASC 740") (formerly: SFAS No. 109, "Accounting for Income Taxes"). ASC 740 prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between the financial reporting and the tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Group provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value, if it is more likely than not that a portion or all of the deferred tax assets will not be realized.

The Group accounts for uncertain tax position in accordance with ASC 740-10, "Income Taxes" ("ASC 740-10") , as amended by FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109" ("FIN 48"). ASC 740-10 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. ASC 740-10 utilizes a two-step approach for evaluating tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) is only addressed if step one has been satisfied (i.e., the position is more-likely-than-not to be sustained) otherwise a full liability in respect of a tax position not meeting the more-than-likely-than-not criteria is recognized.

Under step two, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis that is more-likely-than-not to be realized upon ultimate settlement.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:             SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ASC 740-10, as amended by FIN 48, applies to all tax positions related to income taxes subject to ASC 740. This includes tax positions considered to be "routine" as well as those with a high degree of uncertainty. FIN 48 has expanded disclosure requirements, which include a tabular roll forward of the beginning and ending aggregate unrecognized tax benefits as well as specific detail related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit will significantly increase or decrease within twelve months (See also Note 12).

ASC 740-10, as amended by FIN 48,  is effective for fiscal years beginning after December 15, 2006. The cumulative effect of applying ASC 740-10 is reported as an adjustment to the opening balance of accumulated deficit. The adoption of ASC 740-10 resulted in an increase of the tax provision in the amount of $ 1,309 which adjusted the balance of the accumulated deficit, as of January 1, 2007.

u.
Concentrations of credit risks:

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits, short-term and long-term restricted cash, short-term restricted cash held by trustees, trade receivables, short-term and long-term receivables relating to capital leases and long-term trade receivables.

The majority of the Group's cash and cash equivalents, short-term bank deposits, and short-term and long-term restricted cash are invested in U.S dollars with major banks in Israel and in the United States. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Generally, these cash equivalents may be redeemed upon demand and, therefore management believes that they bear lower risk.

The Group also has restricted cash held by trustees, which is invested in Colombian Peso with major banks in Colombia. As of December 31, 2009, restricted cash held by the trustees amounted to $ 2,137. The Company is entitled to receive the restricted cash held by the trustee in stages based upon operational milestones. The cash held in trusts is reflected in the Company's balance sheet as "Restricted cash held by trustees".

Trade receivables, short-term and long-term receivables relating to capital leases and long-term trade receivables of the Group are mainly derived from sales to major customers located in the U.S. and South America. The Group performs ongoing credit evaluations of its customers and obtains letters of credit and bank guarantees for certain receivables. An allowance for doubtful accounts is determined with respect to specific debts that the Group has determined to be doubtful of collection.

During 2009 and 2008, the Company entered into hedging agreements, with major banks in Israel, in order to hedge portions of its anticipated NIS payroll and other payments. These contracts are designated as cash flow hedges. Those contracts mature at the time in which the related salary payments are paid. See also Note 2(y) and Note 8.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:             SIGNIFICANT ACCOUNTING POLICIES (Cont.)

v.
Employee related benefits:

Severance pay

The Company's liability for severance pay is calculated pursuant to the Israeli Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees whose employment is terminated by the Company or who are otherwise entitled to severance pay in accordance with Israeli law or labor agreements are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for all of its Israeli employees is partly provided for by monthly deposits for insurance policies and the remainder by an accrual. The value of these policies is recorded as an asset in the Company's consolidated balance sheet.

During April and May 2008 (the" transition date"), the Company amended the contracts of most of its Israeli employees so that starting on the transition date, such employees are subject to Section 14 of the Severance Pay Law - 1963 ("Section 14") for severance pay accumulated in periods of employment subsequent to the transition date. In accordance with Section 14, upon termination, the release of the contributed amounts from the fund to the employee shall relieve the Company from any further severance liability and no additional payments shall be made by the Company to the employee. As a result, the related obligation and amounts deposited on behalf of such obligation are not stated on the balance sheet, as the Company is legally released from severance obligation to employees once the amounts have been deposited, and the Company has no further legal ownership of the amounts deposited.

The carrying value for the deposited funds for the Company's employees' severance pay for employment periods prior to April and May 2008 include profits and losses accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to the Israeli Severance Pay Law or labor agreements.

Severance pay expenses for the years ended December 31, 2009, 2008 and 2007, amounted to approximately $ 1,962, $ 3,265 and $ 2,505, respectively.

401K profit sharing plans

The Company has a number of savings plans in the United States that qualify under Section 401(k) of the Internal Revenue Code. U.S employees may contribute up to 100% of their pretax salary, but not more than statutory limits. Generally, the Company contributes one dollar for each dollar a participant contributes in this plan, in an amount of up to 3% and in addition, it contributes fifty cents for each dollar a participant contributes in this plan, for an additional 3%. Matching contributions for all the plans were approximately $ 250, $ 700 and $ 700 for the years ended 2009, 2008 and 2007, respectively. Matching contributions are invested in proportion to each participant's voluntary contributions in the investment options provided under the plan. Starting April 2009, the Company suspended the matching contribution.

w.
Fair value of financial instruments:

The following methods and assumptions were used by the Group in estimating their fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, bank deposits, short-term restricted cash, restricted cash held by trustees, trade receivables, short-term bank credit and trade payables approximate their fair value due to the short-term maturity of such instruments.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:             SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The carrying amounts of the Group's long-term borrowing arrangements, long-term trade receivables and long-term restricted cash approximate their fair value. The fair value was estimated using discounted cash flow analysis, based on the Group's incremental borrowing rates for similar borrowing or investing arrangements.

The fair value of the convertible subordinated notes was determined based on management estimates that incorporate the estimated  market participant expectations of future cash flow and market value (on the over the counter market). As of December 31, 2009 and 2008, the fair value of the Company's convertible subordinated notes was $ 14,172 and $ 13,317, respectively.

x.
Net earnings (loss) per share:

Basic net earnings (loss) per share are computed based on the weighted average number of Ordinary shares outstanding during each period. Diluted net earnings (loss) per share are computed based on the weighted average number of Ordinary shares outstanding during each period, plus dilutive potential Ordinary shares considered outstanding during the period, in accordance with ASC 260, "Earning per Share" ("ASC 260")  (formerly: SFAS No. 128, "Earning per Share"). The total weighted average number of shares related to the outstanding options and warrants excluded from the calculations of diluted net earnings (loss) per share, as they would have been anti-dilutive, was 3,931,824, 1,145,918 and 272,803 for the years ended December 31, 2009, 2008 and 2007, respectively.

The following table sets forth the computation of basic and diluted net earnings (loss) per share:

1.	Numerator:

	Year ended December 31,
	2009	2008	2007
Numerator for basic net earnings (loss) per share -
Net income (loss) available to holders of
Ordinary shares	$1,878	$(1,124)	$10,090
Less -
Profit from redemption of convertible subordinated notes	(106)	-	-

Numerator for diluted net earnings (loss) per share	$1,772	$(1,124)	$10,090

2.	Denominator (in thousands):

Denominator for basic net earnings (loss) per share -
Weighted average number of shares	40,159	39,901	39,141
Add-employee stock options and
convertible subordinated notes	1,315	*) -	2,435

Denominator for diluted net earnings (loss) per share - adjusted weighted average shares assuming exercise of options	41,474	39,901	41,576

*)	Anti-dilutive.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:             SIGNIFICANT ACCOUNTING POLICIES (Cont.)

y.
Derivatives and hedging activities:

ASC 815, "Derivatives and Hedging" ("ASC 815") (formerly: SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities"), as amended, requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income (loss). If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings. The Company uses derivatives to hedge certain cash flow foreign currency exposures in order to further reduce the Company's exposure to foreign currency risks. The Company measured the fair value of the contracts in accordance with ASC No. 820, "Fair Value Measurement and Disclosure" ("ASC 820") at Level 2.

z.
Impact of recently issued accounting pronouncements:

In May 2009, the FASB issued ASC 855, "Subsequent Events" ("ASC 855") (originally issued as SFAS 165). ASC 855 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. ASC 855 is effective for interim and annual reporting periods ending after June 15, 2009. The adoption of ASC 855 did not have a material impact on the Company's financial statements.

In June 2009, the FASB issued an update to ASC 810, "Consolidation", which, among other things (i) Requires ongoing reassessments of whether an entity is the primary beneficiary of a variable interest entity, and eliminate the quantitative approach previously required for determining the primary beneficiary of a variable interest entity (ii) Amends certain guidance for determining whether an entity is a variable interest entity; and (iii) Requires enhanced disclosure that will provide users of financial statements with more transparent information about an entity's involvement in a variable interest entity. The update is effective for interim and annual periods beginning after November 15, 2009. The Company is currently evaluating the impact that the adoption of the ASC 810 update will have on the consolidated financial statements.

In June 2009, the FASB issued SFAS 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles" ("SFAS No. 168"). SFAS No. 168, which is incorporated in ASC Topic 105, "Generally Accepted Accounting Principles" ("ASC 105"), identifies the accounting standard codification as the authoritative source of generally accepted accounting principles in the United States. The Company has adopted ASC 105 in 2009, and therefore all references by the Company to authoritative accounting principles recognized by the FASB reflect the Codification.

In August 2009, the FASB issued Accounting Standards Update ("ASU") No. 2009-05 "Fair Value Measurements and Disclosures (Topic 820) - Measuring Liabilities at Fair Value" (ASU 2009-05"). ASU 2009-05 amends Subtopic 820-10, "Fair Value Measurements and Disclosures - Overall", and provides clarification on the methods to be used in circumstances in which a quoted price in an active market for the identical liability is not available. The provisions of ASU 2009-05 are effective July 1, 2009. The adoption of ASU 2009-05 did not have a material impact on the Company's financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:             SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In September 2009, the FASB reached a consensus on ASU 2009-13, "Revenue Recognition (Topic 605) - Multiple-Deliverable Revenue Arrangements" ("ASU 2009-13"). ASU 2009-13 modifies the requirements that must be met for an entity to recognize revenue from the sale of a delivered item that is part of a multiple-element arrangement when other items have not yet been delivered. ASU 2009-13 eliminates the requirement that all undelivered elements must have either: i) VSOE or ii) third-party evidence ("TPE"), before an entity can recognize the portion of an overall arrangement consideration that is attributable to items that already have been delivered. In the absence of VSOE or TPE of the standalone selling price for one or more delivered or undelivered elements in a multiple-element arrangement, entities will be required to estimate the selling prices of those elements. Overall arrangement consideration will be allocated to each element (both delivered and undelivered items) based on their relative selling prices, regardless of whether those selling prices are evidenced by VSOE or TPE or are based on the entity's estimated selling price. The residual method of allocating arrangement consideration has been eliminated. This new update is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company is currently evaluating the impact that the adoption of the ASU 2009-13 will have on the consolidated financial statements.

aa.	Reclassification:

Certain 2008 figures have been reclassified to conform to the 2009 presentation. The reclassification had no effect on previously reported net income (loss), equity or cash flows.

NOTE 3:
MARKETABLE SECURITIES

The Company invested in marketable debt securities, which were classified as held-to-maturity investments and included as part of the short-term bank deposits and held-to-maturity marketable securities balance. The following is a summary of the Company's marketable debt securities:

	December 31,
	2009			2008
	Amortized	Unrealized	Market	Amortized	Unrealized	Market
	cost	gain	value	cost *)	gain *)	value
Held-to-maturity:

Israeli Government debentures	$-	$-	$-	$4,517	$6	$4,523
U.S. Government debentures	-	-	-	58,757	38	58,795

	$-	$-	$-	$63,274	$44	$63,318

*)
Israeli and U.S Government debentures include accrued interest to be received, disclosed as part of "other current assets", in the amount of approximately $ 2 and $ 239, respectively as of December 31, 2008. There were no unrealized losses with respect to these debentures as of December 31, 2008.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4:	INVENTORIES

a.	Inventories are comprised of the following:

	December 31,
	2009	2008

Raw materials, parts and supplies	$697	$1,348
Work in progress	405	950
Finished products	12,609	18,421

	$13,711	$20,719

b.	Inventory write-offs totaled $ 1,945, $ 1,556 and $ 500 in 2009, 2008 and 2007, respectively.

NOTE 5:	PROPERTY AND EQUIPMENT, NET

a.	Composition of property and equipment, grouped by major classifications, is as follows:

	December 31,
	2009	2008
Cost:
Buildings and land	$92,687	$92,490
Computers, software and electronic equipment	83,034	89,039
Equipment leased to others	93,673	106,031
Office furniture and equipment	9,290	9,109
Vehicles	457	427
Leasehold improvements	6,850	6,053

	285,991	303,149
Accumulated depreciation *)	185,459	193,780

Depreciated cost	$100,532	$109,369

*) The accumulated depreciation of equipment leased to others as of December 31, 2009 and 2008 is $ 83,843 and $ 89,944, respectively.

b.	Depreciation expenses totaled $ 11,653, $ 12,502 and $ 16,848 in 2009, 2008 and 2007, respectively.

c.	In 2008 and 2007, the Group recorded impairment losses in respect of its long-lived assets in Colombia, see also Note 11.

d.	As for pledges and securities, see also Note 13f.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6:	INTANGIBLE ASSETS AND DEFERRED CHARGES, NET

a.	Composition of intangible assets and deferred charges, grouped by major classifications, is as follows:

	Weighted average	December 31,
	amortization	2009	2008
	Years
Cost:
Identifiable intangible assets resulting from acquisitions of a subsidiary	12.8	$21,159	$21,159
Other	5	1,498	1,483

		22,657	22,642

Accumulated amortization		19,857	19,221

Amortized cost		2,800	3,421

Deferred charges		188	643

		$2,988	$4,064

b.	Amortization expenses and other charges amounted to $ 2,856, $ 630 and $ 867 for the years ended December 31, 2009, 2008 and 2007, respectively.

c.	Estimated amortization expenses for the following years is as follows:

Year ending December 31,

2010	$639
2011	639
2012	639
2013	639
2014 and thereafter	244

$2,800

NOTE 7:	COMMITMENTS AND CONTINGENCIES

a.
On March 29, 2001, Spacenet completed a transaction for the sale and leaseback of its corporate headquarters building. The sale price of the property was approximately $ 31,500 net of certain fees and commissions. Concurrently with the sale, Spacenet entered into an operating leaseback contract for a period of fifteen years at an initial annual rent of approximately $ 3,500 plus escalation. The capital gain resulting from the sale and leaseback amounting to $ 5,600 was deferred and is being amortized over the fifteen year term of the lease. In accordance with the lease terms, Spacenet made a security deposit consisting of a $ 5,000 fully cash collateralized letter of credit for the benefit of the lessor. The lease is accounted for as an operating lease in accordance with ASC 840.

b.
Lease commitments:

Minimum lease commitments of certain subsidiaries under non-cancelable operating lease agreements with respect to premises occupied by them, at rates in effect subsequent to December 31, 2009, are as follows:

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:	COMMITMENTS AND CONTINGENCIES (Cont.)

	Gross	Receivables	Net
Year ending December 31,	commitments	from subleases	commitments

2010	$5,556	$1,433	$4,123
2011	5,090	1,151	3,939
2012	5,039	991	4,048
2013	5,012	648	4,364
2014	4,880	-	4,880
2015 and thereafter	6,084	-	6,084

	$31,661	$4,223	$27,438

Gross rent expenses and income from subleases were $ 5,704 and $ 1,480, respectively in 2009, $ 7,016 and $ 1,508, respectively in 2008 and $ 6,493 and $ 1,169, respectively in 2007.

Out of the above commitment, $ 1,677 is included as restructuring accrual in other accounts payable and other long-term liabilities as of December 31, 2009.

c.	Commitments with respect to space segment services:

Future minimum payments due for space segment services subsequent to December 31, 2009, are as follows:

Year ending December 31,

2010	$19,845
2011	14,582
2012	11,328
2013	4,769
2014	3,241
2015 and thereafter	250

$54,015

Space segment services expenses totaled $ 29,512, $ 26,628 and $ 23,970 in 2009, 2008 and 2007, respectively.

d.
In 2009 and 2008, the Company's primary material purchase commitments derived from inventory suppliers. The Company's material inventory purchase commitments are based on purchase orders, or on outstanding agreements with some of the Company's suppliers of inventory. As of December 31, 2009 and 2008, the Company's major outstanding inventory purchase commitments amounted to $ 14,757 and $ 18,963, respectively, all of which were orders placed or commitments made in the ordinary course of its business. As of December 31, 2009 and 2008, $ 7,341 and $ 10,482, respectively, of these orders and commitments, were from suppliers which can be considered sole or limited in number.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:	COMMITMENTS AND CONTINGENCIES (Cont.)

e.	Legal and tax contingencies:

1.
In September 2003, Nova Mobilcom S.A. ("Mobilcom"), filed a lawsuit against Gilat do Brasil for specific performance of a Memorandum of Understandings which provided for the sale of Gilat do Brasil, and specifically the GESAC project, a government education project awarded to Gilat do Brazil, to Mobilcom for an unspecified amount. Gilat do Brasil does not believe that this claim has any merit and is vigorously defending itself against the claims presented therein.

2.
In 2003, the Brazilian tax authority filed a claim against a subsidiary of Spacenet in Brazil, for alleged taxes due in an amount of approximately $ 4,000. In January 2004 and December 2005, the subsidiary filed its administrative defense which was denied by the first and second level courts, respectively. In September 2006, the subsidiary filed an annulment action seeking judicial cancellation of the claim. In May 2009, the subsidiary received notice of the court's first level decision which cancelled a significant part of the claim but upheld two items of the assessment. Under this new decision, the subsidiary's liability was reduced to approximately $ 1,530. This decision has been appealed by both the subsidiary and the State tax authorities and is pending review by the São Paulo Court of Appeals. As of December 31, 2009, the subsidiary faces a tax exposure of approximately $ 9,000 (the amount has increased due to interest and exchange rate differences).

3.
On March 31, 2008, the Company announced the signing of a merger agreement (the "Merger Agreement") to be acquired for an aggregate value of $ 475,000 in an all-cash transaction by a consortium of private equity investors. On August 5, 2008, the Company informed the consortium that all conditions precedent to closing had been met. On August 29, 2008, the Company notified the consortium that it was terminating the Merger Agreement citing the consortium members' intentional breach of the Merger Agreement and failure to close the merger transaction within the extended time period established to complete the transaction. In November 2008, the Company filed lawsuits against each of the parties that had guaranteed the payment of a termination fee under the Merger Agreement. The lawsuits were filed in the Tel Aviv District Court against Mivtach Shamir Holdings Ltd., LR Group Ltd., Gores Capital Partners II, L.P, and DGB Investments, Inc. for their pro rata commitment to guarantee the termination fee due to the Company. The Merger Agreement provides for a termination fee in the amount of $ 47,500, payable to the Company, in the event of an intentional breach of the Agreement by the consortium. See also (4) below.

4.
In November 2009, a lawsuit was filed in the Central District Court in Israel by eight individuals and Israeli companies against the Company, all of its directors and its 20% shareholder, York Capital Management, and its affiliates. The plaintiffs claim damages based on the amounts they would have been paid had a merger agreement signed on March 31, 2008 with a consortium of buyers closed. The lawsuit, seeking damages of approximately $ 12,400, is similar to the lawsuit and motion for its approval as a class action proceeding previously filed by the same group of Israeli shareholders in October 2008. The October 2008 lawsuit and motion was withdrawn by the plaintiffs in July 2009 at the recommendation of the Court, which questioned the basis for the lawsuit.

The Company and its independent legal counsel believe the claims are completely without merit, and that the lawsuit is without basis. The Company intends to use all legal means necessary to protect and defend the Company and its directors.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:	COMMITMENTS AND CONTINGENCIES (Cont.)

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

6.
The Company has accrued $ 14,276 and $ 15,291 as of December 31, 2009 and 2008, respectively, for the expected implications of such legal and tax contingencies. These accruals are comprised of $ 13,551 and $ 14,295 of tax related accruals as of December 31, 2009 and 2008, respectively, and $ 725 and $ 996 of legal and other accruals as of December 31, 2009 and 2008, respectively. The accruals related to tax contingencies have been assessed by the Company's management based on the advice of outside legal and tax advisers. The total estimated exposure for the aforementioned tax related accruals is $ 24,592 and $ 23,284 as of December 31, 2009 and 2008, respectively. The estimated exposure for legal and other related accruals is $ 2,410 and $ 1,599 as of December 31, 2009 and 2008, respectively.

The tax accruals include various tax matters such as taxes on income, property taxes, sales and use tax and value added tax, that are in different stages of audits, for which tax assessments have been received, or various tax exposures in which the Company has assessed the exposure and determined that an accrual is necessary. The accruals related to legal contingencies have been assessed by the Company's management based on the advice of independent legal advisers and are comprised of matters for which legal proceedings have been initiated against the Company.

The exposures and provisions related to income taxes have been assessed and provided for in accordance with ASC 740-10. Liabilities related to legal proceedings, demands and claims and other taxes are recorded in accordance with ASC 450, "Contingencies" ("ASC 450") (formerly: SFAS No. 5, "Accounting for Contingencies"), when it is probable that a liability has been incurred and the associated amount can be reasonably estimated. The Company's management, based on its legal counsel opinion, believes that it had provided an adequate accrual to cover the costs to resolve the aforementioned legal proceedings, demands and claims.

f.	Pledges and securities - see Notes 10a and 13f.

g.
Guarantees:

The Group guarantees its performance to certain customers (generally to government entities) through bank guarantees and corporate guarantees. Guarantees are often required for the Group's performance during the installation and operational periods of long-term rural telephony projects such as in Latin America, and for the performance of other projects (government and corporate) throughout the rest of the world. The guarantees typically expire when certain operational milestones are met.

As of December 31, 2009, the aggregate amount of bank guarantees outstanding in order to secure the Group's various performance obligations was approximately $ 8,744, including an aggregate of approximately $ 3,685 on behalf of the subsidiary in Peru. The Group has restricted cash as collateral for these guarantees in an amount of approximately $ 1,627.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:	COMMITMENTS AND CONTINGENCIES (Cont.)

In order to guarantee the Company's performance obligations for its Colombian activities, the Company secured insurance from a local insurance company in Colombia. The Company has provided the insurance company with various corporate guarantees, guaranteeing the Company's performance and its employee salary and benefit costs for in excess of approximately $ 26,000 and $ 6,000, respectively.

In addition, the Group has provided bank guarantees for certain leases throughout the world for an aggregate amount of approximately $ 5,051. The Group has restricted cash as collateral for these guarantees in an amount of approximately $ 5,051. The Group also provided other guarantees of approximately $ 1,631 as of December 31, 2009.

In accordance with ASC 460, "Guarantees" ("ASC 460") (formerly: FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others"), as the guarantees above are performance guarantees for the Company's own performance, such guarantees are excluded from the scope of ASC 460. The Company has not recorded any liability for such amounts, since the Company expects that its performance will be acceptable. To date, no guarantees have ever been exercised against the Company.

NOTE 8:
HEDGING INSTRUMENTS

To protect against changes in value of forecasted foreign currency cash flows resulting from salaries and other payments that are denominated in NIS, the Company has entered into foreign currency forward contracts and put option contracts. These contracts are designated as cash flows hedges, as defined by ASC 815 (formerly SFAS No. 133), as amended, and are considered highly effective as hedges of these expenses.

During the years ended December 31, 2009 and 2008, the Company recognized net income (loss) of $ (46) and $ 667, respectively, related to the effective portion of its hedging instruments. The effective portion of the hedged instruments has been included as an offset (addition) of payroll expenses and other operating expenses in the statement of operations. The ineffective portion of the hedged instrument amounted to $ 87 and $ 186 during the years ended December 31, 2009 and 2008, respectively and has been recorded as financial income.

In accordance with ASC 820, foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments. The fair value of the hedging instruments as of December 31, 2009 and 2008 constituted an asset of approximately $ 416 and $ 1,096, respectively. The term of all of these instruments as of December 31, 2009 is less than one year.

At December 31, 2009, the Company expects to reclassify $ 416 of net gain on derivative instruments from accumulated other comprehensive income to earnings during the next twelve months.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 9:	EQUITY

a.	Share capital: Ordinary shares confer upon their holders voting rights, the right to receive cash dividends and the right to share in excess assets upon liquidation of the Company.

b.
Stock Option Plans:

The Company adopted ASC 718 (formerly SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard starting from January 1, 2006, the first day of the Company's fiscal year 2006. Under that transition method, compensation cost recognized in the years ended December 31, 2009, 2008 and 2007 includes: (a) compensation cost for all stock-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of Statement 123, and (b) compensation cost for all stock-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of ASC 718. Results for prior periods have not been restated.

The Company recognizes compensation expenses for the value of its awards, which have graded vesting, granted prior to January 1, 2006, based on the accelerated attribution method and for awards granted subsequent to January 1, 2006, based on the straight line method over the requisite service period of each of the awards.

Description of Plans

The Company has four stock option plans, the 1995 and the 2003 Stock Option and Incentive Plans and the 2005 and 2008 Stock Incentive Plans (the "Plans"). The 1995 Plan was amended in 1997, 1998 and 1999, and expired although there are still options outstanding under this plan. Under the 2003 Plan, options may be granted to employees, officers, directors and consultants of the Company.

In 2005, the Company's shareholders approved two increases in the number of options available for grant under the 2003 Plan from an aggregate of 4,635,000 shares to a total of 6,135,000 shares available for future grants. As of December 31, 2009, an aggregate of 795,720 shares of the Company are still available for future grants under the 2003 Plan.

The exercise price per share under the 1995 Plan was not less than the market price of an Ordinary share at the date of grant. The exercise price per share under the 2003 Plan is the higher of (i) $ 5.00 per share; and (ii) the market value of the shares as of the date of the option grant, unless otherwise provided in the stock option agreement.

In December 2005, the Company's shareholders approved the adoption of a new plan, the 2005 Plan with 1,500,000 shares or stock options available for grant. This Plan is designed to enable the Company's Board of Directors to determine various forms of incentives for all forms of service providers and, when necessary, adopt a sub-plan in order to grant specific incentives. Among the incentives that may be adopted are share options, performance share awards, performance share unit awards, restricted shares, restricted share unit awards and other stock-based awards. In October 2008, the Company's Board of Directors approved the adoption of a sub-plan to enable qualified optionees certain tax benefits under the Israeli Income Tax Ordinance. As of December 31, 2009, the Company granted 50,000 performance based options under the 2005 Plan, based on attaining sales target conditions, which are outstanding as of December 31, 2009 and 2008. As of December 31, 2009, the Company did not record any expenses relating to these options since achievement of the sales target is not expected.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 9:	EQUITY (Cont.)

As of December 31, 2009, an aggregate of 74,251 shares of the Company are still available for future grants from the 2005 Plan.

In October 2008, the compensation stock option committee of the Company's Board of Directors approved the adoption of a new plan, the 2008 Plan with 1,000,000 shares or stock options available for grant and a sub-plan to enable qualified optionees certain tax benefits under the Israeli Income Tax Ordinance. Among the incentives that may be adopted are share options, performance share awards, performance share unit awards, restricted shares, restricted share unit awards and other stock-based awards. As of December 31, 2009, an aggregate of 310,000 shares of the Company are still available for future grants under the 2008 Plan.

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

The expected option term represents the period that the Company's stock options are expected to be outstanding and based on historical incidence of exercise of options. Prior to December 31, 2007, the expected term of options was determined based on the simplified method permitted by SAB No. 107 as the average of the vesting period and the contractual term. Starting January 1, 2008, the expected term of options granted is based upon historical experience complying with SAB 110. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

Options granted to Employees

No options were granted during the year ended December 31, 2009. The fair value of the Company's stock options granted to employees and directors for the years ended December 31, 2008 and 2007 was estimated using the following weighted average assumptions:

	Year ended December 31,
	2008	2007

Risk free interest	1.18%	4.5%
Dividend yields	0%	0%
Volatility	45%	45%
Expected term (in years)	3.6	6.1

A summary of employee option balances under the Company's Stock Option Plans as of December 31, 2009 and changes during the year ended December 31, 2009 are as follows:

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:	EQUITY (Cont.)

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value (in thousands)

Outstanding at January 1, 2009	4,293,624	$7.2	6.5	$-
Granted	-	-
Exercised	-	-
Expired	(1,167)	$1,050.1
Forfeited	(104,902)	$14.2

Outstanding at December 31, 2009	4,187,555	$6.8	5.5	$366

Exercisable at December 31, 2009	3,691,382	$7.0	5.6	$127

Vested and expected to vest at December 31, 2009	4,105,622	$6.8	5.6	$352

A summary of employee option balances under the Company's Stock Option Plans as of December 31, 2008 and 2007 and changes during the years ended on those dates are as follows:

	Year ended December 31,
	2008		2007
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Options outstanding at the beginning of the year	4,097,030	$8.6	4,840,322	$8.8
Changes during the year:
Granted	630,000	$4.3	90,500	$8.7
Exercised	(336,718)	$6.0	(781,075)	$5.8
Expired	(3,846)	$895.5	(3,373)	$465.0
Forfeited	(92,842)	$13.7	(49,344)	$39.7
Options outstanding at the end of the year	4,293,624	$7.2	4,097,030	$8.6
Options exercisable at the end of the year	3,541,578	$7.7	3,346,423	$9.0

The weighted-average grant-date fair value of options granted during the years ended December 31, 2008 and 2007 was $ 0.55 and $ 4.3, respectively. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing stock price on the last trading day of the year 2009 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2009. This amount changes, based on the fair market value of the Company's stock. Total intrinsic value of options exercised for the years ended December 31, 2009, 2008 and 2007 was approximately nil, $ 2,127 and $ 3,190, respectively.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:	EQUITY (Cont.)

The options outstanding under the Company's Stock Option Plans as of December 31, 2009, have been separated into ranges of exercise price as follows:

	Options	Weighted		Options	Weighted
	outstanding	average	Weighted	exercisable	average exercise
Ranges of	as of	remaining	average	as of	price of
exercise	December 31,	contractual	exercise	December 31,	exercisable
price	2009	life (years)	price	2009	options

$4.0 - 6.0	3,553,550	5.7	$5.4	3,161,880	$5.6
$6.0 - 8.5	551,150	5.0	$7.2	465,711	$7.1
$9.2 - 10.8	32,675	4.4	$10.2	13,611	$10.2
$77.2 - 79.0	48,086	1.9	$77.6	48,086	$77.6
$240.4 - 2,730.0	2,094	1.2	$505.6	2,094	$505.6

	4,187,555	5.5	$6.8	3,691,382	$7.0

Restricted Share Units ("RSUs") granted to Employees and Non-employees

The fair value of RSUs is estimated based on the market value of the Company's stock on the date of the award.

During 2008 and 2009, the Company granted 1,455,000 and 65,000 RSUs, respectively. The entitlement to these RSUs vests over a four-year period (15%, 25%, 30% and 30% each year, respectively) in quarterly batches. The following table summarizes information regarding the number of RSUs issued and outstanding as of December 31, 2009 and changes during the year ended December 31, 2009:

Employees:

	Year ended December 31,
	2009		2008
	Number of RSUs	Weighted average grant date fair value	Number of RSUs	Weighted average grant date fair value

RSUs outstanding at the beginning of the year	1,455,000	$2.7	-	$-
Changes during the year:
Granted	65,000	$3.3	1,455,000	$2.7
Vested	(220,724)	$2.7	-	$-
Forfeited	(74,251)	$2.7	-	$-

RSUs outstanding at the end of the year	1,225,025	$2.7	1,455,000	$2.7

Non-employees:

	Year ended December 31,
	2009		2008
	Number of RSUs	Weighted average grant date fair value	Number of RSUs	Weighted average grant date fair value

RSUs outstanding at the beginning of the year	20,000	$2.7	-	$-
Changes during the year:
Granted	-	$-	20,000	$2.7
Vested	(3,000)	$2.7	-	$-
Forfeited	-	$-	-	$-

RSUs outstanding at the end of the year	17,000	$2.7	20,000	$2.7

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:	EQUITY (Cont.)

 Additional Stock-based Compensation Data

As of December 31, 2009, there was approximately $ 3,563 of total unrecognized compensation costs related to non-vested stock-based compensation arrangements granted under the Plans. That cost is expected to be recognized over a weighted-average period of 1.56 years.

c.
In December 2008, the Company granted 600,000 stock options to its Chairman of the Board of Directors and CEO and the other members of the Board of Directors at an exercise price of $ 4.00 per share. These options vest ratably, each quarter, over a three-year period. The fair value of these options was estimated at $ 234, using the Black-Scholes option-pricing valuation model which is expected to be recognized over a weighted-average period of 3.58 years. These grants are detailed in the above table.

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

a.
In 2003, the Company issued the 4.00% Convertible Subordinated Note due 2012. The Company pays interest on its 4.00% Convertible Subordinated Note semi-annually in arrears on April 1 and October 1 of each year, beginning on April 1, 2005. The Company is committed to pay $ 426 of the principal amount of the notes on each of April 1 and October 1, in both 2010 and 2011, and the remaining principal amount at maturity. The notes are convertible at the option of the holder into the Company's Ordinary shares at a conversion price of $ 17.4 per Ordinary share at any time before close of business on October 1, 2012, unless the notes have been converted pursuant to a mandatory conversion clause as defined in the 4.00% Convertible Subordinated Note. Commencing January 1, 2005, the Company may, at its option, require the conversion right to be exercised under certain circumstances set forth in the indenture. During 2009 the Company redeemed $ 248 of its Convertible Subordinated Notes and $ 10 of its Convertible Subordinated Notes were converted. The collateral for the notes is a second priority security interest consisting of a floating charge on all of the Company's assets and a pledge of all on the shares of Spacenet, a wholly owned subsidiary of the Company.

The interest of the holders of the notes in the collateral is subordinated to the security interest granted for the benefit of lending banks. As of December 31, 2009 and 2008, the outstanding amount of the notes is $ 16,060 and $ 16,315, respectively. As of December 31, 2009, an amount of $ 840 were classified as "Current maturities of long-term loans and convertible subordinated notes".

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:	RESTRUCTURING OF DEBTS (Cont.)

The balance of the notes results from debt restructurings that occurred in 2003. The debt restructurings were accounted for as troubled debt restructuring on the basis of combination of types of restructuring and on the basis of modification of terms pursuant to ASC 470, "Debt" ("ASC 470") and ASC 310, "Receivables" ("ASC 310") (formerly: SFAS No. 15, "Accounting by Debtors and Creditors for Troubled Debt Restructuring", Emerging Issues Task Force No. 02-4, "Determining Whether a Debtor's Modification or Exchange of Debt Instruments Is within the Scope of FASB Statement No. 15" ("EITF 02-4"))  and ASC 470-50-45-1 (formerly: SFAS No. 145, "Rescission of SFAS No. 4, 44 and 64, Amendment of SFAS No. 13, and Technical Corrections"). Accordingly, the Company recognized a gain in 2003. As part of the accounting for the troubled debt restructurings, the Company accrued to the balance of the notes the remaining future interest payable until maturity, presented as a separate line item in the balance sheet. Therefore, at each reporting date the liabilities include both principal and all future remaining interest payments. Consequently, though the Company pays periodical interest payments, the statement of operations does not reflect the costs of such interest payments.

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

The modification of the loan terms was accounted for as debt extinguishment due to the addition of a conversion option to the debt instrument which was considered substantial. The fair value of the amended loan was recorded, and the book value of the old loan was removed from the Company's financial statements. Since Bank Hapoalim was a related party, the extinguishment gain of approximately $ 15,500 was recorded as an equity contribution in the year ended December 31, 2004.

c.
In July 2005, Bank Hapoalim assigned its loan to the Company to York. Following the assignment, York is considered a related party. At that time of the assignment, certain Board members of the Company resigned and were replaced by new Board members. In addition, the Company's CEO and Chairman of the Board of Directors resigned and a co-founder of the Company rejoined the Company as President and Chief Executive Officer.

d.
In December 2005, the Company and York further revised the terms of the loan. The new loan terms deferred $ 19,350 in principal payments due in installments from January 5, 2006 through January 1, 2008. The new payment schedule provided that: (i) no principal payments would be due in 2006, 2007 or January 2008 (with those payments being deferred until July 2012) (ii) approximately $ 4,500 was to be paid on July 1, 2008; (iii) approximately $ 9,000 was to be paid in semi-annual installments on January 1 and July 1 of 2009, 2010 and 2011; (iv) approximately $ 4,500 was to be paid on January 1, 2012; and (v) approximately $ 34,500 was to be paid on July 1, 2012. In addition, the amendment modified the terms of the conversion option until September 30, 2006. The amendment lowered and set the conversion price to $ 6.75 per share until September 30, 2006.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:	RESTRUCTURING OF DEBTS (Cont.)

In addition, during this period, the Company was granted the right to require the conversion of the outstanding loan from York at the same exercise price in the event that the closing share price of the Company's Ordinary shares as published by NASDAQ over twenty consecutive trading days will exceed $ 9, provided that the aggregate trading volume during this period is a minimum of 1,700,000 Ordinary shares. Beginning October 1, 2006, the conversion price reverts to the original price.

The modification of the loan was not considered substantial based on the measurement method prescribed by ASC 470-50 "Debt - Modification and Extinguishments" ("ASC 470-50") (formerly: EITF 96-19, "Debtor's Accounting for a Modification or Exchange of Debt Instruments"). In accordance with ASC 470-50 (formerly: EITF 05-7 superseded by EITF 06-6, "Accounting for Modifications to Conversion Options Embedded in Debt Instruments and Related Issues" which was early adopted by the Company, the change in the fair value of the conversation option immediately before and after the modification in the amount of $ 3,800 was recorded as a discount on the loan and increase to equity.

NOTE 11:
IMPAIRMENT OF LONG-LIVED ASSETS AND OTHER CHARGES

In accordance with the Compartel Projects, the Colombian Government has transferred approximately $ 70,000 to trust accounts. The amount is released from the trusts based on a schedule of payments and meeting certain operational milestones. As of December 31, 2008, short-term restricted cash held by trustees' accounts amounted to $ 24,169, not yet being released from the trusts as certain operational milestones imposed had not been fully met. During 2008, the Colombian Government and the Company agreed to renegotiate certain terms of the contracts, including the operational milestones going forward, so that they better reflect the current telecom and business environment in Colombia. Such amended agreements were signed on December 30, 2008. During 2009, the amount of $ 24,169 has been released from the trust, following the Company's success with the fulfillment of the new agreements.

In accordance with the guidelines of ASC 360 (formerly SFAS 144), in 2007, the Company compared the carrying amount of its long-lived network asset group to the future undiscounted cash flows expected to be generated by those assets. Since the undiscounted cash flows expected to be generated by those assets were less than the long-lived network asset group's carrying amount, the Company determined the fair value of its long-lived network asset group and concluded that the carrying amount of its long-lived network asset group in Colombia exceeded its fair value and recorded an impairment of long-lived assets and other charges in an amount of $ 12,218.

As mentioned above, in December 2008, the Company signed amendments to the agreements for the provision of services under the Compartel Projects. The Company performed a cash flow analysis based on the guidance provided in ASC 360 (formerly SFAS 144) for these projects based on the revised terms. Based on such analysis, the Company recorded a loss representing an impairment of "long-lived assets and other charges" in an amount of $ 5,020.

The Company ensured that the accumulated revenue recognized from the Compartel Projects will not exceed the accumulated amounts previously released from the trust.

The Company recorded losses of $ 5,020 and $ 12,218, for the years ended December 31, 2008 and 2007, respectively, as follows:

	Year ended December 31,
	2008	2007

Property and equipment impairment	$4,133	$10,287
Other asset impairment and charges	887	1,931

	$5,020	$12,218

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:	TAXES ON INCOME

a.
The Company adopted ASC 740-10 (formerly: FIN 48) as of January 1, 2007. As a result of the implementation of ASC 740-10, the Company recognized a $ 1,309 increase in liability for unrecognized tax positions which was accounted with a corresponding increase to the January 1, 2007 balance of accumulated deficit. As of January 1, 2007, liabilities for unrecognized tax positions in accordance with ASC 740-10 amounted to $ 5,634.

Interest associated with uncertain tax position is classified as financial expenses in the financial statements and penalties as general and administrative expenses.

A reconciliation of the beginning and ending amount of unrecognized tax positions is as follows:

	Year ended December 31,
	2009	2008

Balance at beginning of year	$7,312	$7,044
Increases related to current year tax positions	435	1,098
Increase (decrease) related to prior year tax positions, net	517	(830)

Balance at the end of year	$8,264	$7,312

The unrecognized tax benefits include accrued penalties and interest in the amount of $ 4,231 and $ 3,218 at December 31, 2009 and 2008, respectively. During the years ended December 31, 2009 and 2008, the Company recorded $ 1,013 and $ 238, respectively, for penalties and interest. The unrecognized tax benefits as of December 31, 2009 and 2008 would, if recognized, reduce the annual effective tax rate.

The Company expects that unrecognized tax benefits in the amount of $ 3,168 may reverse over the next 12 months mainly due to statute of limitation.

The Company and its subsidiaries file income tax returns in Israel and in other jurisdictions of its subsidiaries. As of December 31, 2009, the tax returns of the Company and its main subsidiaries are open to examination by the Israeli and other tax authorities for the tax years 2003 through 2009.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:	TAXES ON INCOME (Cont.)

b.	The Company:

1.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 ("the Law"):

The Company has been granted an "Approved Enterprise" status, under the Law, for nine investment programs in the alternative program, by the Israeli Government. In addition, the Company has elected 2005 as the Year of Election for a new Beneficiary Enterprise.

Since the Company is a "foreign investors' company", as defined by the above-mentioned Law, it is entitled to a ten-year period of benefits, for enterprises approved after April 1993. The main tax benefits from the said status are a tax exemption for two to four years and a reduced tax rate (based on the percentage of foreign shareholding in each tax year) on income from all of its "Approved Enterprises" and "Beneficiary Enterprise", for the remainder of the benefit period. These tax benefits are subject to a limitation of the earlier of 12 years from commencement of operations, or 14 years from receipt of approval. The period of benefits for the nine programs has expired.

The Company is entitled to claim accelerated depreciation with respect to equipment used by "Approved Enterprises" and Beneficiary Enterprise during the first five tax years of the operations of these assets.

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

On April 1, 2005, an amendment to the Law came into effect (the "Amendment") and has significantly changed the provisions of the Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as an "Approved Enterprise", such as provisions generally requiring that at least 25% of the "Approved Enterprise", income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Law so that companies no longer require Investment Center approval in order to qualify for tax benefits. Rather, a company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set out by the Amendment. A company is also granted a right to approach the Israeli Tax Authorities for a pre-ruling regarding their eligibility for benefits under the Amendment.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands
NOTE 12:	TAXES ON INCOME (Cont.)

Tax benefits are available under the Amendment to production facilities (or other eligible facilities), which are generally required to derive more than 25% of the Company's business income from export. In order to receive the tax benefits, the Amendment states that a company must make an investment in the Beneficiary Enterprise exceeding a minimum amount specified in the Law. Such investment may be made over a period of no more than three years ending at the end of the year in which the company requested to have the tax benefits apply to the Beneficiary Enterprise (the "Year of Election"). Where a company requests to have the tax benefits apply to an expansion of existing facilities, then only the expansion will be considered a Beneficiary Enterprise, and the company's effective tax rate will be the result of a weighted combination of the applicable rates. In this case, the minimum investment required in order to qualify as a Beneficiary Enterprise is required to exceed a certain percentage of the company's production assets before the expansion. The duration of tax benefits is subject to a limitation of the earlier of 7-10 years from the Commencement Year, or 12 years from the first day of the Year of Election. The period of benefits of the Beneficiary Enterprise will expire in 2017.

However, the Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the Law as they were on the date of such approval. Therefore, the Company's existing "Approved Enterprises" programs will generally not be subject to the provisions of the Amendment. As a result of the Amendment, tax-exempt income generated under the provisions of the new Law, will subject the Company to taxes upon distribution or liquidation and the Company may be required in the future to record deferred tax liability with respect to such tax-exempt income. As of December 31, 2009, the Company did not generate income under the provisions of the new Law.

The Company does not expect to pay any cash dividends. In the event of distribution of dividends from the above mentioned tax exempt income, the amount distributed would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative program of benefits (depending on the level of foreign investment in the Company), currently between 10% to 25% for an "Approved Enterprise" and Beneficiary Enterprise.

Income from sources other than an "Approved Enterprise" during the benefit period is subject to tax at the regular corporate tax rate. In July 25, 2005, the Israeli parliament, the Knesset (the "Knesset") passed the Law of the Amendment of the Income Tax Ordinance (No. 147), 2005, which prescribes, among others, a gradual decrease in the corporate tax rate in Israel to the following tax rates: in 2007 - 29%, in 2008 - 27%, in 2009 - 26% and in 2010 and thereafter - 25%.

In July 2009, the Knesset passed the Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribes, among others, an additional gradual reduction in the rates of the Israeli corporate tax and real capital gains tax starting 2011 to the following tax rates: 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%

The entitlement to the above mentioned benefits is dependent upon the Company fulfilling the conditions stipulated by the Law, regulations published there under and the certificates of approval for the specific investments in approved enterprises. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences to the Israeli CPI and interest.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:	TAXES ON INCOME (Cont.)

2.
Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

Results for tax purposes are measured in terms of earnings in NIS after certain adjustments for increases in the Israeli Consumer Price Index ("CPI"). As explained in Note 2b, the financial statements are measured in U.S. dollars. The difference between the annual change in the Israeli CPI and in the NIS/dollar exchange rate causes a further difference between taxable income and the income before taxes shown in the financial statements. In accordance with ASC 740-10-25-3, the Company has not provided deferred income taxes on the difference between the functional currency and the tax basis of assets and liabilities.

According to the law, until 2007, the results for tax purposes were measured based on the changes in the Israeli CPI.

In February 2008, the Knesset passed an amendment to the Income Tax (Inflationary Adjustments) Law, 1985, which limits the scope of the law starting 2008 and thereafter. Starting 2008, the results for tax purposes are measured in nominal values, excluding certain adjustments for changes in the Israeli CPI carried out in the period up to December 31, 2007. The amendment to the law includes, inter alia, the elimination of the inflationary additions and deductions and the additional deduction for depreciation starting 2008.

c.
Non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed according to the tax laws in their respective domiciles of residence. The Company has not made any provisions relating to undistributed earnings of the Company's foreign subsidiaries since the Company has no current plans to distribute such earnings. If earnings are distributed to Israel in the form of dividends or otherwise, the Company may be subject to additional Israeli income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes. It is not practicable to determine the amount of the unrecognized deferred tax liability for temporary differences related to investments in foreign subsidiaries.

d.	Carryforward tax losses and credits:

As of December 31, 2009, the Company had operating loss carry forwards for Israeli income tax purposes of approximately $ 54,000, which may be offset indefinitely against future taxable income.

Carryforward tax losses in the U.S. subsidiaries amount to approximately $ 235,000. Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of Internal Revenue Code of 1986 and similar state provisions. The annual limitations may result in the expiration of net operating loss before utilization. In the U.S, carryforward tax losses can be utilized within 20 years.

In addition, the Group has carryforward tax losses relating to other subsidiaries in Europe and Latin America of approximately $ 55,000 and $ 30,000, respectively.

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
Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Groups' deferred tax liabilities and assets are as follows:

		December 31,
		2009	2008
1.	Provided in respect of the following:
	Carryforward tax losses	$116,179	$113,322
	Temporary differences relating to property and equipment	14,965	17,667
	Other	10,806	17,665

	Gross deferred tax assets	141,950	148,654
	Valuation allowance	(138,317)	(143,682)

	Net deferred tax assets	3,633	4,972

	Gross deferred tax liabilities
	Temporary differences relating to property and equipment	(3,250)	(3,211)
	Other	(383)	(985)
		(3,633)	(4,196)

	Net deferred tax assets (liabilities)	$-	$776

	Domestic	$-	$-
	Foreign	-	776

		$-	$776
2.	Deferred taxes are included in the consolidated balance sheets, as follows:

	Current assets	$7	$822
	Current liabilities	(7)	(46)

		$-	$776

3.
As of December 31, 2009, the Group decreased the valuation allowance by approximately $ 5,365, resulting from changes in other temporary differences and in carry forward tax losses. Management currently believes that it is more likely than not that the deferred tax regarding the loss carry forwards and other temporary differences for which valuation allowance was provided will not be realized in the foreseeable future.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:	TAXES ON INCOME (Cont.)

f.	Reconciling items between the statutory tax rate of the Company and the effective tax rate:

	Year ended December 31,
	2009	2008	2007
Income before taxes, as reported in the consolidated statements of operations	$2,782	$321	$11,053

Statutory tax rate	26%	27%	29%

Theoretical tax expenses on the above amount at the Israeli statutory tax rate	$723	$87	$3,205
Currency differences	(107)	(1,443)	2,070
Tax adjustment in respect of different tax rates and "Approved Enterprise" status	3,413	(650)	(2,821)
Changes in valuation allowance	(5,365)	3,113	(323)
Taxes in respect of prior years	(315)	-	62
Stock compensation relating to options per ASC 718 (formerly: SFAS 123(R))	159	179	301
Nondeductible expenses and other differences	2,396	159	(1,531)

	$904	$1,445	$963

g.	Taxes on income included in the consolidated statements of operations:

	Year ended December 31,
	2009	2008	2007

Current year	$227	$1,710	$1,792
Prior years	(315)	-	62
Deferred income taxes	992	(265)	(891)

	$904	$1,445	$963

Domestic	$(946)	$761	$414
Foreign	1,850	684	549

	$904	$1,445	$963

h.	Income (loss) before taxes on income from continuing operations:

	Year ended December 31,
	2009	2008	2007

Domestic	$(1,947)	$9,801	$37,653
Foreign	4,729	(9,480)	(26,600)

	$2,782	$321	$11,053

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:	SUPPLEMENTARY BALANCE SHEET INFORMATION

a.	Other current assets:

	December 31,
	2009	2008

Receivables in respect of capital leases (see c below)	$3,105	$3,261
VAT receivables	1,961	2,321
Prepaid expenses	1,705	3,193
Deferred charges	6,486	4,222
Tax receivables	2,519	1,672
Employees	139	84
Income receivable	644	1,241
Advance payments to suppliers	1,367	2,474
Other	1,142	3,568

	$19,068	$22,036

b.	Long-term trade receivables, receivables in respect of capital leases and other receivables:

	December 31,
	2009	2008

Long-term receivables in respect of capital leases (see c below)	$1,467	$3,833
Long-term trade receivables	-	4,540
Other receivables	737	564

	$2,204	$8,937

c.
Receivables in respect of capital and operating leases:

The Group's contracts with customers contain long-term commitments, for remaining periods ranging from one to five years, to provide network services, equipment, installation and maintenance.

The aggregate minimum future payments to be received by the Group under these contracts as of December 31, 2009, are as follows (including unearned interest income in the amount of $ 338):

	Capital	Operating
Year ending December 31,	lease	lease	Total

2010	$3,119	$2,199	$5,318
2011	1,548	1,879	3,427
2012	215	1,057	1,272
2013	28	548	576
2014	-	197	197

	$4,910	$5,880	$10,790

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:	SUPPLEMENTARY BALANCE SHEET INFORMATION (Cont.)

The net investments in capital lease receivables as of December 31, 2009, are $ 4,572. Total revenue from capital and operating leases amounted to $ 6,018, $ 13,727 and $ 10,815 in the years ended December 31, 2009, 2008 and 2007, respectively.

d.	Short-term bank credit:

The following is classified by currency and interest rates:

	Weighted average
	interest rate
	December 31,		December 31,
	2009	2008	2009	2008
	%

In dollars	-	6.50	$ -	$ 6,500

e.	Other current liabilities:

	December 31,
	2009	2008

Deferred revenue	$7,540	$10,136
Payroll and related employee accruals	5,133	7,297
Government authorities	3,374	6,411
Advances from customers	4,997	4,251
Provision for vacation pay	4,540	4,385
Other	2,570	2,113

	$28,154	$34,593

  f.     Long-term loans:

		Interest rate for			December 31,
		2009	2008		2009	2008
	Linkage	%	%	Maturity

Restructured loans (a.i):
Loan from Bank Leumi (a.ii)(a.iii)(c)	U.S.dollar	LIBOR +1.4%	LIBOR +1.4%	2009-2011	$8,000	$12,000

Other loans:
Loan from a bank (b)	Euro	6.3%	6.3%	2009-2011	6,210	6,349

					14,210	18,349
Less - current maturities					4,380	4,346

					$9,830	$14,003

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:	SUPPLEMENTARY BALANCE SHEET INFORMATION (Cont.)

(a)	i.	In March 2003, the Company concluded a restructuring process reaching an agreement with the banks and other creditors, which revised the loan terms.

ii.
In addition to existing security interests in their favor, the Company granted the banks, a first priority security interest consisting of a floating charge on all of the Company's assets and a pledge on Spacenet shares owned by the Company. The Company granted a second priority security interest in the same collateral to the holders of the new notes.

iii.	The Company granted the lender a first priority security interest in its facilities in Israel that is limited to $ 8,103.

(b)
A Dutch subsidiary of the Company entered into a mortgage and loan agreement with a German bank. The amount of the mortgage as of December 31, 2009, is collateralized by the subsidiary's facilities in Germany.

(c)
In order to secure credit lines provided by the banks, the Company granted the banks a floating charge on its facilities. As of December 31, 2009, the Company used approximately $ 3,916 of those credit lines.

g.	Long-term debt maturities for loans after December 31, 2009, are as follows:

Year ending December 31,

2010	$4,380
2011	9,830

$14,210

Interest expenses on the long-term loans amounted to $ 708, $ 1,211 and $ 1,698, for the years ended December 31, 2009, 2008 and 2007, respectively.

h.	As for the convertible subordinated notes, see Note 10.

i.	Other long-term liabilities:

	December 31,
	2009	2008

Deferred revenue	$3,081	$4,398
Space segment	1,250	1,500
Restructuring charges (mainly termination of lease commitments)	1,237	1,677
Long-term tax accrual	8,181	7,424
Other	2,531	2,277

	$16,280	$17,276

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:	SELECTED STATEMENTS OF OPERATIONS DATA

a.	Research and development expenses, net:

	Year ended December 31,
	2009	2008	2007

Total cost	$16,281	$18,702	$17,270
Less:
Non-royalty-bearing grants	2,311	1,760	2,240

Total research and development expenses, net	$13,970	$16,942	$15,030

b.	Allowance for doubtful accounts:

	Year ended December 31,
	2009	2008	2007

Balance at beginning of year	$4,370	$4,528	$12,709
Increase during the year	2,404	578	1,338
Write-off of bad debts	(496)	(736)	(9,519)

Balance at the end of year	$6,278	$4,370	$4,528

c.	Financial income, net:

	Year ended December 31,
	2009	2008	2007
Income:
Interest on cash equivalents, bank deposits, restricted cash and accretion of discounts of held-to-maturity marketable securities	$2,745	$4,367	$8,639
Interest with respect to capital lease	675	957	1,288
Other	1,206	2,280	1,556

	4,626	7,604	11,483
Expenses:
Interest with respect to short-term bank credit and other	370	2,358	1,574
Interest with respect to long-term loans	708	1,211	1,698
Other	2,498	2,735	2,213

	3,576	6,304	5,485

Total financial income, net	$1,050	$1,300	$5,998

d.
Other income:

During the years 2009 and 2008, the Company sold its remaining investment accounted for at costs, which previously had been written off. The total income from the sale transaction amounted to $ 2,597 and $ 1,801 for the years ended December 31, 2009 and 2008, respectively. In addition, during the year ended December 31, 2008, the Company received a dividend from the said investment, in an amount of $ 1,182.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15:
CUSTOMERS, GEOGRAPHIC AND SEGMENT INFORMATION

The Group applies ASC 280, "Segment Reporting" ("ASC 280") (formerly: SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information"). Segments are managed separately and can be described as follows:

GNS: GNS focuses on sales of solutions to operators by provision of its proprietary standard VSAT technology and hybrid solutions. The business of GNS reflects the generation of revenue from sales of the Company's satellite-based networking equipment, professional services and applications. The charges to customers for satellite networking products, applications or professional services vary with the number of sites, the location of sites, installation services required and the types of technologies and protocols employed.

Spacenet Inc.: Spacenet's business consists of business activity as an operator of communications networks for the provision of telephony, data and Internet services to its customers, primarily in the Americas. The charges to customers for networking services vary with the type of operations provided, the length of the contract, the amount of satellite capacity and the types of technologies and protocols employed.

SRC: The business of SRC is comprised of several government-sponsored rural projects for telephony and/or internet and data connectivity. To date, this business segment includes satellite-based rural telephony and internet access solutions in remote areas in Latin America.

a.	Information on the reportable segments:

1.	The measurement of the reportable operating segments is based on the same accounting principles applied in these financial statements.

2.	When reported by segment, the results of Spacenet and SRC are presented based upon intercompany transfer prices.

3.	Financial data relating to reportable operating segments:

	Year ended December 31, 2009
	Spacenet Inc	Spacenet Rural	GNS	Consolidation	Total
Revenue:
External revenue	$83,537	$46,676	$97,846	$-	$228,059
Internal revenue	-	-	11,870	(11,870)	-

	$83,537	$46,676	$109,716	$(11,870)	$228,059

Financial income, net	$308	$534	$208	$-	$1,050

Income (loss) before taxes on income	$(5,070)	$8,325	$234	$(707)	$2,782

Taxes on income	$-	$38	$866	$-	$904

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15:	CUSTOMERS, GEOGRAPHIC AND SEGMENT INFORMATION (Cont.)

	Year ended December 31, 2008
	Spacenet Inc	Spacenet Rural	GNS	Consolidation	Total
Revenue:
External revenue	$106,360	$24,542	$136,624	$-	$267,526
Internal revenue	-	-	25,296	(25,296)	-

	$106,360	$24,542	$161,920	$(25,296)	$267,526

Financial income (expenses), net	$1,402	$(554)	$452	$-	$1,300

Income (loss) before taxes on income	$3,809	$(15,014)	$10,181	$1,345	$321

Taxes on income	$84	$201	$1,160	$-	$1,445

	Year ended December 31, 2007
	Spacenet Inc	Spacenet Rural	GNS	Consolidation	Total
Revenue:
External revenue	$95,370	$34,190	$153,059	$-	$282,619
Internal revenue			18,360	(18,360)	-

	$95,370	$34,190	$171,419	$(18,360)	$282,619

Financial income (expenses), net	$47	$(186)	$6,137	$-	$5,998

Income (loss) before taxes on income	$(7,866)	$(18,286)	$36,743	$462	$11,053

Taxes on income	$-	$365	$598	$-	$963

b.	Revenues by geographic areas:

Following is a summary of revenues by geographic areas. Revenues attributed to geographic areas, based on the location of the end customers, and in accordance with ASC 280, are as follows:

	Year ended December 31,
	2009	2008	2007

United States	$84,590	$106,674	$95,803
South America and Central America	89,170	73,616	76,073
Asia	36,131	39,486	39,614
Europe	6,948	12,222	36,342
Africa	11,220	35,528	34,787

	$228,059	$267,526	$282,619

c.	Net sales to one major customer located in Colombia of total consolidated sales for the year ended December 31, 2009 were 11%.

During 2008 and 2007, the Company did not have any single customer or country generating revenues exceeding 10% of the Company's total revenues.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15:	CUSTOMERS, GEOGRAPHIC AND SEGMENT INFORMATION (Cont.)

d.	The Group's long-lived assets are located as follows:

	December 31,
	2009	2008

Israel	$75,349	$77,675
Latin America	6,943	11,216
United States	10,894	12,779
Europe	7,066	7,241
Other	280	458

	$100,532	$109,369

NOTE 16:	SUBSEQUENT EVENTS

a.
In October 2009, the Ministry of Communications in Colombia extended and amended the agreements for the provision of services under the Rural Communitarian Telephony and Telecentros projects for an additional period of three months, through December 2009.

 In January 2010, following the Company's successful fulfillment of the new agreements with the Colombian Government during 2009, the Ministry of Communications in Colombia extended and amended the agreements for the provision of services under the Rural Communitarian Telephony and Telecentros projects for an additional year, through December 2010.

b.
In March 2010 the Company entered into a definitive agreement to acquire Raysat Antenna Systems, ("RAS"), a leading provider of Satcom On The Move antenna solutions. The consideration for the acquisition is $ 25,000 in cash and is expected to be completed within four to six months.