Form 20-F
period 2010-12-31
GILAT SATELLITE NETWORKS LTD
filed 2011-04-12
CIK 897322

As filed with the Securities and Exchange Commission on April 12, 2011

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

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

Joann R. Blasberg, +972-3- 9293020 (phone), +972-3-9252945 (fax)
Gilat House, 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva, 49130 Israel
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class Ordinary Shares, NIS 0.20 nominal value	Name of each exchange on which registered NASDAQ Global Select Market

Securities registered or to be registered pursuant of Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock at the close of the period covered by the annual report:

40,697,831 Ordinary Shares, NIS 0.20 nominal value per share.

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

Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).*

Yes ☐    No ☒

*The registrant has not yet been phased into the interactive data requirements.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐   Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐   No ☒

This report on Form 20-F is being incorporated by reference into our Registration Statement on Form F-3 (Registration No. 333-160683) and the Registration Statements on Form S-8 (Registration Nos. 333- 158476, 333-96630, 333-132649, 333-123410, 333-113932, 333-08826, 333-10092, 333-12466 and 333-12988).

INTRODUCTION

We are a leading global provider of Internet Protocol, or IP, based digital satellite communication and networking products and services. We design, produce and market VSATs, or very small aperture terminals, and related VSAT network equipment. VSATs are earth-based terminals that transmit and receive broadband, Internet, voice, data and video via satellite. VSAT networks have significant advantages over wireline and wireless networks, as VSATs can provide highly reliable, cost-effective, end-to-end communications regardless of the number of sites or their geographic locations.

We have a large installed customer base and have shipped more than 750,000 VSAT units to customers in over 85 countries on six continents since 1989. We have 22 offices worldwide and two call centers to support our customers. Our products are primarily sold to communication service providers and operators that use VSATs to serve enterprise, government and residential users or to system integrators that use our technology. We also provide services directly to end-users in various market segments in the United States and certain countries in Latin America.

We currently operate three complementary businesses:

•	Gilat Worldwide, which is comprised of:

o
Gilat International (previously known as Gilat Network Systems, or GNS), a provider of VSAT-based networks and associated professional services, including turnkey and management services, to telecom operators worldwide. Since our acquisition of Raysat Antenna Systems, or RAS, Gilat International is also a provider of low-profile antennas, used for satellite-on-the-move communications, or Satcom-On-The-Move, antenna solutions.

o
Gilat Peru & Colombia (previously known as Spacenet Rural Communications, or SRC), a provider of telephony, Internet and data services primarily for rural communities in Peru and Colombia under projects that are subsidized by government entities;

•	Spacenet Inc., a provider of satellite network services to enterprises, government, small office/home office, or SOHOs, and residential customers in the United States;

•
Wavestream, a provider of high power solid state power amplifiers, or SSPA, Block Upconverters, or BUCs, with field-proven, high performance solutions designed for mobile and fixed satellite communication, or SATCOM, systems worldwide, primarily in the defense market.

In March 2010 and in April 2010 we entered into definitive agreements to acquire Raysat Antenna Systems LLC, or RAS, a provider of Satcom-On-The-Move low profile antenna solutions and RaySat Bulgaria, or RaySat BG, a Bulgarian research and development center.  During July and August 2010, we closed the acquisitions of both companies.  In addition, we acquired Wavestream on November 29, 2010.

Our ordinary shares are traded on the NASDAQ Global Select Market and on the Tel Aviv Stock Exchange under the symbol “GILT”.  As used in this annual report, the terms “we”, “us”, “Gilat” and “our” mean Gilat Satellite Networks Ltd. and its subsidiaries, unless otherwise indicated.

The name "Gilat®" and the names "Connexstar™," "SkyAbis™," "SkyEdge™," "Spacenet™," Wavestream® and "StarBand™" appearing in this annual report on Form 20-F are trademarks of our company and its subsidiaries. The name Raysat™ is a trademark used under license by our company. Other trademarks appearing in this annual report on Form 20-F are owned by their respective holders.

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

We urge you to consider that statements which use the terms “believe,” “do not believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate” and similar expressions are intended to identify forward-looking statements.  These statements reflect our current views with respect to future events and are based on assumptions and are subject to risks and uncertainties. Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Our consolidated financial statements appearing in this annual report are prepared in U.S. dollars and in accordance with U.S. generally accepted accounting principles, or U.S. GAAP.  All references in this annual report to “dollars” or “$” are to U.S. dollars and all references in this annual report to “NIS” are to New Israeli Shekels. The representative exchange rate between the NIS and the dollar as published by the Bank of Israel on April 11, 2011 was NIS 3.44 per $1.00.

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

Not Applicable.

ITEM2:                  OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3:                 KEY INFORMATION

A.           Selected Consolidated Financial Data

The selected consolidated statement of operations data set forth below for the years ended December 31, 2010, 2009 and 2008, and the selected consolidated balance sheet data as of December 31, 2010 and 2009 are derived from our audited consolidated financial statements that are included elsewhere in this Annual Report. These financial statements have been prepared in accordance with U.S. generally accepted accounting principles or U.S. GAAP. The selected consolidated statement of operations data set forth below for the years ended December 31, 2007 and 2006 and the selected consolidated balance sheet data as of December 31, 2008, 2007 and 2006 are derived from our audited consolidated financial statements that are not included in this Annual Report.

The selected consolidated financial data set forth below should be read in conjunction with and is qualified entirely by reference to Item 5: “Operating and Financial Review and Prospects” and the Consolidated Financial Statements and Notes thereto included in Item 18 in this Annual Report on Form   20-F.

Year ended December 31,

	2010	2009	2008	2007	2006
	U.S. Dollars in thousands, except for share data

Statement of Operations Data:
Revenues:
Products	120,255	91,407	150,351	156,798	126,093
Services	112,730	136,652	117,175	125,821	122,617
Total	232,985	228,059	267,526	282,619	248,710
Cost of revenues:
Products	61,975	56,672	80,424	82,822	66,363
Services	91,156	100,956	101,150	97,952	91,982
Total	153,131	157,628	181,574	180,774	158,345

Gross profit	79,854	70,431	85,952	101,845	90,365
Operating expenses:
Research and development, net	18,945	13,970	16,942	15,030	13,642
Selling and marketing	33,396	29,138	35,783	38,374	36,475
General and administrative	29,844	27,987	29,819	31,052	26,800
Costs related to acquisition transactions	3,842	—	—	—	—
Impairment of long lived assets and other charges	—	—	5,020	12,218	—
Operating income (loss)	(6,173)	(664)	(1,612)	5,171	13,448
Financial income (expenses), net	(557)	1,050	1,300	5,998	(742)
Expenses related to aborted merger transaction			(2,350)		—
Other income (expenses)	37,360	2,396	2,983	(116)	138
Income (loss) before taxes on income	30,630	2,782	321	11,053	12,844
Taxes on income	11	904	1,445	963	2,357

Net income (loss)	30,619	1,878	(1,124)	10,090	10,487
Net earnings (loss) per share
Basic	0.76	0.05	(0.03)	0.26	0.41
Diluted	0.73	0.04	(0.03)	0.24	0.38
Weighted average number of shares used in computing net earnings (loss) per share:
Basic	40,467	40,159	39,901	39,141	25,799
Diluted	41,985	41,474	39,901	41,576	27,520

As of December 31,

	2010	2009	2008	2007	2006
	U.S. dollars in thousands
Balance Sheet Data:
Working capital	78,808	164,280	152,806	151,367	120,634
Total assets	455,378	357,228	410,639	430,102	440,214
Short-term bank credit and current maturities of long-term debt	4,315	5,220	10,846	11,177	7,737
Convertible subordinated notes	14,379	15,220	16,315	16,315	16,333
Long term loan	40,000
Other long-term liabilities	49,034	37,297	45,414	61,130	74,253
Shareholders’ equity	264,113	232,295	230,224	227,810	212,059

B.           Capitalization and Indebtedness

Not applicable.

C.           Reasons for the Offer and Use of Proceeds

Not applicable.

D.           Risk Factors

Investing in our ordinary shares involves a high degree of risk and uncertainty.  You should carefully consider the risks and uncertainties described below before investing in our ordinary shares.  If any of the following risks actually occurs, our business, prospects, financial condition and results of operations could be materially harmed.  In that case, the value of our ordinary shares could decline substantially, and you could lose all or part of your investment.

Risks Relating to Our Business

We have incurred major losses in past years and may not sustain profitable operations in the future.

We reported a net income of approximately $ 30.6 million in 2010, compared to net income of approximately $ 1.9 million in 2009 and a net loss of approximately $ 1.1 million in 2008. Our 2010 net income derived mainly from the sale of our investment which had previously been written off in a company that was accounted for at cost and from the settlement of litigation related to the termination of a 2008 merger agreement with a consortium of private equity investors. We incurred major losses in past years, an operating loss of $6.2 million in the year ended December 31, 2010 and currently have an accumulated deficit of $604 million. We cannot assure you that we can operate profitably in the future. If we do not continue to operate profitably, the viability of our company will be in question and our share price would decline.

Our available cash balance may decrease in the future if we cannot generate cash from operations.

Our total cash balance decreased from approximately $163.2 million as of December 31, 2009 to $64.5 million as of December 31, 2010. This decrease is mainly attributable to funds used in our merger and acquisition activities during 2010 of approximately $154 million, net of cash received, offset by a $40 million loan we received in December 2010.  We had negative cash flow from operating activities in each of the two years ended December 31, 2009 and 2008, and our positive cash flow from operating activities in 2010 was mainly derived from the proceeds of the sale of an investment and the settlement of a lawsuit.  We cannot assure that we will be able to generate cash from operations in the future. If we do not generate cash from operations, our cash balance will decline and the unavailability of cash could have a material adverse effect on our business, operating results and financial condition.

If commercial satellite communications markets fail to grow, our business could be materially harmed.

A number of the commercial markets for our products and services in the satellite communications area, including our broadband products, have emerged in recent years. Because these markets are relatively new, it is difficult to predict the rate at which these markets will grow, if at all. If the markets for commercial satellite communications products fail to grow our business could be materially harmed. Conversely, growth in these markets could result in satellite capacity limitations which in turn could materially harm our business and impair the value of our shares. Specifically, we derive virtually all of our revenues from sales of VSAT communications networks and VSAT-related equipment and provision of services related to these networks and products. A significant decline in this market or the replacement of VSAT technology by an alternative technology could materially harm our business and impair the value of our shares.

Because we compete for large-scale contracts in competitive bidding processes, losing a small number of bids could have a significant adverse impact on our operating results.

A significant portion of our revenues is derived from acting as the supplier of networks based on VSATs, under large scale contracts that we are awarded from time to time in competitive bidding processes. These large-scale contracts sometimes involve the installation of thousands of VSATs. The number of major bids for these large-scale contracts for VSAT-based networks in any given year is limited and the competition is intense. Losing or defaulting on a relatively small number of bids each year could have a significant adverse impact on our operating results.

We operate in a highly competitive network communications industry. We may be unsuccessful in competing effectively against competitors who have substantially greater financial resources.

We operate in a highly competitive industry of network communications, both in the sales of our products and our services. As a result of the rapid technological changes that characterize our industry, we face intense worldwide competition to capitalize on new opportunities, to introduce new products and to obtain proprietary and standard technologies that are perceived by the market as being superior to those of our competitors. Some of our competitors have greater financial resources, providing them with greater research and development and marketing capabilities. Our competitors may also be more experienced in obtaining regulatory approvals for their products and services and in marketing them. Our relative position in the network communications industry may place us at a disadvantage in responding to our competitors' pricing strategies, technological advances and other initiatives. Our principal competitors in the supply of VSAT networks are Hughes Network Systems, LLC, or HNS, ViaSat Inc. or Viasat, and iDirect Technologies, or iDirect. Most of our competitors have developed or adopted different technology standards for their VSAT products.

In addition, the launch of the SpaceWAY3 satellite by HNS, which enables HNS to offer a vertically integrated solution to its customers, as well as the announcement concerning ViaSat’s intention to launch its own satellite (ViaSat-1) and HNS’s intention to launch an additional satellite (Jupiter), may change the competitive environment in which we operate and could have an adverse effect on our business.

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

In Peru and Colombia, where we primarily operate public rural telecom services, we typically encounter competition on government subsidized bids from various service providers, system integrators and consortiums. Some of these competitors offer solutions based on VSAT technology and some on alternate technologies (typically cellular, wireless local loop or WiMAX). In addition, as competing technologies such as cellular telephones become available in areas where not previously available, such as in rural communities of Peru and Colombia, our business can be adversely affected.

Our lengthy sales cycles could harm our results of operations if forecasted sales are delayed or do not occur.

The length of time between the date of initial contact with a potential customer or sponsor and the execution of a contract with the potential customer or sponsor may be lengthy and vary significantly depending on the nature of the arrangement. During any given sales cycle, we may expend substantial funds and management resources and not obtain significant revenue, resulting in a negative impact on our operating results. In the past, we have seen longer sales cycles in all of the regions in which we do business. In addition, we have seen projects delayed or even canceled, which would also have an adverse impact on our sales cycles.

We may engage in acquisitions that could harm our business, results of operations and financial condition, and dilute our shareholders' equity.

We have a corporate business development team whose goal is to pursue new business opportunities. This team pursues growth opportunities through internal development and through the acquisition of complementary businesses, products and technologies. The process of integrating an acquired business may be prolonged due to unforeseen difficulties and may require a disproportionate amount of our resources and management attention. We cannot assure you that we will be able to successfully identify suitable acquisition candidates, complete acquisitions, integrate acquired businesses into our operations, or expand into new markets. Further, once integrated, acquisitions may not achieve comparable levels of revenues, profitability or productivity as our existing business or otherwise perform as expected. The occurrence of any of these events could harm our business, financial condition or results of operations.

In July and August 2010, we completed the acquisition of RAS, a leading provider of Satcom-On-The-Move antenna solutions and RaySat BG, a Bulgarian research and development center, for a total consideration of $25 million and $5.7 million respectively. In November 2010, we completed the acquisition of Wavestream, a provider of high power solid state amplifiers, or SSPA, Block Upconverters, or BUC, with field-proven, high performance solutions designed for mobile and fixed satellite communication, or SATCOM, systems worldwide in consideration for $135 million. We may not be able to successfully integrate the operations of RAS, RaySat BG or Wavestream into our business or successfully exploit the solutions that we acquired. Future acquisitions may require substantial capital resources, which may not be available to us or may require us to seek additional debt or equity financing.

The risks associated with acquisitions by us include the following, any of which could seriously harm our results of operations or the price of our shares:

•	issuance of equity securities that would dilute our current shareholders' percentages of ownership;

•	significant acquisition costs;

•	decrease of our cash balance;

•	the incurrence of debt and contingent liabilities;

•	difficulties in the assimilation and integration of operations, personnel, technologies, products and information systems of the acquired companies;

•	diversion of management's attention from other business concerns;

•	contractual disputes;

•	risks of entering geographic and business markets in which we have no or only limited prior experience;

•	potential loss of key employees of acquired organizations.

•	the possibility the business cultures will not be compatible;

•	the difficulty of incorporating acquired technology and rights into our products and services;

•	unanticipated expenses related to integration of the acquired companies;

•	difficulties in implementing and maintaining uniform standards, controls and policies;

•	the impairment of relationships with employees and customers as a result of any integration of new personnel;

•	potential inability to retain, integrate and motivate key management, marketing, technical sales and customer support personnel;

•	potential unknown liabilities associated with acquired businesses; and

•	impairment of goodwill and other assets acquired.

Our failure to manage growth effectively could impair our business, financial condition and results of operations.

Many of our large scale contracts are with governments or large enterprises in Latin America and other parts of the world, so that any instability in the exchange rates or in the political or economic situation or any unexpected unilateral termination or suspension of payments could have a significant adverse impact on our business.

In recent years, a significant portion of our revenues has been derived from large scale contracts with foreign governments and agencies, including those in Peru, India and Colombia. Agreements with the governments in these countries typically include unilateral early termination clauses and involve other risks such as the imposition of new government regulations and taxation that could pose additional financial burdens on us. In addition, the foreign exchange risks in these countries are often significant due to possible fluctuations in local currencies relative to the U.S. dollar. We do not have a policy of hedging specific contracts. In some cases we hedge the risks involved in our general operations in Israel and in our subsidiaries abroad. Any termination of business in any of the aforementioned countries or any instability in the exchange rates could have a significant adverse impact on our business.

In December 2010, the Ministry of Communications in Colombia amended and extended our agreements for the provision of services for an additional one-year term, through December 2011. In 2010 our revenues derived from these projects in Colombia generated 7% of our total revenues. In the event that we are not able to extend the current agreements beyond 2011, or if the terms under which the agreements are extended are not favorable, or if we are unable to generate new business in Colombia, we may not be able to operate our business in Colombia at a profit.

If we are unable to develop, introduce and market new innovative products, applications and services on a cost effective and timely basis, our business could be adversely affected.

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

Competitors in the low-profile antenna market are introducing new and improved products and our ability to remain competitive in this field will depend in part on our ability to advance our own technology.

New products and technologies for power amplifiers, such as Gallium Nitride, or GAN, may compete with our current Wavstream SSPA offerings, and may reduce the market prices and success of our products.

A decrease in the selling prices of our products and services could materially harm our business.

The average selling prices of wireless communications products historically decline over product life cycles. In particular, we expect the average selling prices of our products to decline as a result of competitive pricing pressures and customers who negotiate discounts based on large unit volumes. A decrease in the selling prices of our products and services could have a material adverse effect on our business.

Competition of Ka-Band satellite services

In some markets, such as in the United States and Europe, our competitors have launched Ka-band satellites and another has announced plans to launch a Ka-band satellite. These actions may affect our competitiveness due to the relative lower cost of Ka-band space segment per user as well as the increased integration of the VSAT technology in the satellite solution. Although our  technology is compatible with Ka-band satellites, our entrance into that market will be gradual and is not assured.  We also expect that competition in this industry will continue to increase.  Due to the nature of the Ka-band solution to date, where the VSAT technology is tied to the satellite technology itself, there may be circumstances where it is difficult for competitors to compete with the incumbent VSAT vendor using the particular Ka-band satellite. If this occurs, the market dynamics may change to one of the VSAT vendor partnering with the satellite service provider which may decrease the number of vendors who may be able to succeed. If we are unable to forge such a partnership our business could be adversely affected.

If we lose existing contracts and orders for our products are not renewed, our ability to generate revenues will be harmed.

A significant part of our business in 2010 was generated from recurring customers. As a result, the termination or non-renewal of our contracts could have a material adverse effect on our business, financial condition and operating results.  Some of our existing contracts could be terminated due to any of the following reasons, among others:

•	dissatisfaction of our customers with our products and/or the services we provide or our inability to provide or install additional products or requested new applications on a timely basis;

•	customers' default on payments due;

•	our failure to comply with financial covenants in our contracts;

•	the cancellation of the underlying project by the government-sponsoring body; or

•	the loss of existing contracts or a decrease in the number of renewals of orders or the number of new large orders.

If we are not able to gain new customers and retain our present customer base, our revenues will decline significantly. In addition, if Spacenet has a higher than anticipated subscriber churn rate, or if Gilat Peru & Colombia does not win new government related contracts, this could materially adversely affect our financial position.

Our new business focus on military and related defense markets is dependent on defense spending and may be adversely affected if the pace of spending by the U.S. Departments of Defense and Homeland Security and other government and security organizations internationally is slower than anticipated.

The market for our VSAT, satellite on the move antennas and SSPAs for defense, public safety and law enforcement is highly dependent on the spending cycle and spending scope of the U.S. Departments of Defense and Homeland Security, as well as of local, state and municipal governments and security organizations in international markets. The funding of programs for which our products are being marketed is subject to government budgeting decisions affected by numerous factors, including geo-political events and macro-economic conditions that are beyond our control. We cannot be sure that the spending cycle will materialize as we expect and that we will be positioned to benefit from the potential opportunities, especially in light of the current unfavorable economic and market conditions.

Our failure to obtain or maintain authorizations under the U.S. export control and trade sanctions laws and regulations could have a material adverse effect on our business.

The export of satellite communication equipment and technical information related to satellites, VSAT and VSAT-related equipment and services to certain countries are subject to U.S. State Department, Commerce Department and Treasury Department regulations, including International Traffic in Arms Regulations, or ITAR. If we do not maintain our existing authorizations or obtain necessary future authorizations under the export control laws and regulations of the United States, including by entering into technical assistance agreements to disclose technical data or provide services to foreign persons, we may be unable to export technical information or equipment to non-U.S. persons and companies, including to our own non-U.S. employees, as may be required to fulfill contracts we may enter into.  In addition,  to participate in classified U.S. government programs, we would have to obtain security clearances from the U.S. Department of Defense for one or more of our subsidiaries that would want to participate.  Such clearance may require that we enter into a proxy agreement with the U.S. government, which would limit our ability to control the operations of the subsidiary and which may impose on us substantial administrative burdens in order to comply.  Further, if we materially violate the terms of any proxy agreement, the subsidiary holding the security clearances may be suspended or debarred from performing any government contracts, whether classified or unclassified.  If we fail to maintain or obtain the necessary authorizations under the U.S. export control laws and regulations, we may not be able to realize our market focus and our business could be materially adversely affected.

Wavestream is dependent on a single customer and on business with the defense market.

Wavestream is dependent on a single customer for a significant portion of its revenues and the deferral or loss of sales to such a customer could have a material adverse affect on our business and operating results. Our revenues from Wavestream are also dependent on business from the defense market, being derived directly or indirectly from sales to government agencies, mainly the U.S. Department of Defense, pursuant to contracts awarded to system integrators under defense-related programs. Government spending under such contracts may cease or may be reduced, which would cause a negative effect on our revenues, results of operations, cash flow and financial condition. Although we intend to move into additional markets, we may not be successful in our plans for Wavestream to penetrate into broadcast and international markets, which are new and untried for our SSPA product line and will require additional expenditures for research and development.  We may not be able to develop new technologies for those markets on a timely basis. Barriers to entry into those markets or delays in our development programs could have a material adverse affect on our business and operating results.

A decline or reprioritization of funding in the U.S. defense budget, or delays in the budget process could adversely affect the business of Wavestream and its ability to grow or maintain its sales, earnings, and cash flow.

Wavestream is heavily dependent on sales to government defense agencies for its revenues, mainly the U.S. Department of Defense, pursuant to contracts awarded to system integrators under defense-related programs. We expect that Wavestream will continue to derive most of its sales from the U.S. Government.

Government purchasing is conditioned upon the continuing availability of Congressional appropriations. The programs in which Wavestream participates must compete with other programs and policy imperatives for consideration during the budget and appropriation process. Concerns about increased deficit spending, along with continued economic challenges, continue to place pressure on U.S. and international customer budgets. Efforts to reduce government spending may result in reduced demand for Wavestream's products, resulting in a reduction in its revenues and would adversely affect its business and  results of operations. If the demand for Wavestream's products diminishes significantly, we may be required to recognize an impairment loss.

We are dependent on contracts with governments around the world for a significant portion of our revenue. These contracts may expose us to additional business risks and compliance obligations.

Since 2009, we have focused on expanding our business to include contracts with or for various governments around the world, including US federal, state, and local government agencies. Our business generated from government contracts may be materially adversely affected if:

•	our reputation or relationship with government agencies is impaired;

•	we are suspended or otherwise prohibited from contracting with a domestic or foreign government or any significant law enforcement agency;

•	levels of government expenditures and authorizations for law enforcement and security related programs decrease or shift to programs in areas where we do not provide products and services;

•
we are prevented from entering into new government contracts or extending existing government contracts based on violations or suspected violations of laws or regulations, including those related to procurement;

•	we are not granted security clearances that are required to sell our products to domestic or foreign governments or such security clearances are deactivated;

•	there is a change in government procurement procedures; or

•	there is a change in political climate that adversely affects our existing or prospective relationships.

 We depend on our main facility in Israel and are susceptible to any event that could adversely affect its condition.

Most of our laboratory capacity, our principal offices and principal research and development facilities are primarily concentrated in a single location in Israel, with facilities for research and development and manufacturing of components for our low profile antennas at a single location in Bulgaria. Wavestream’s principal offices, research and development and engineering and manufacturing facilities are located at a single location in California. Fire, natural disaster or any other cause of material disruption in our operation in any of these locations could have a material adverse effect on our business, financial condition and operating results.

We would be adversely affected if we are unable to retain key employees.

Our success depends in part on key management, sales, marketing and development personnel and our continuing ability to attract and retain highly qualified personnel. There is competition for the services of such personnel. The loss of the services of key personnel, and the failure to attract highly qualified personnel in the future, may have a negative impact on our business. Moreover, our competitors may hire and gain access to the expertise of our former employees.

Trends and factors affecting the telecommunications industry are beyond our control and may result in reduced demand and pricing pressure on our products.

We operate in the telecommunication industry and are influenced by trends of that industry, which are beyond our control and may affect our operations. These trends include:

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

Unfavorable global economic conditions could have a material adverse effect on our business, operating results and financial condition

Although economic conditions in many countries have stabilized somewhat following the widespread contraction in late 2008 and 2009 and into 2010, the revenues of many of our customers decreased substantially compared to recent years. As a result, our customers reduced their spending in late 2008 and 2009 and may continue to reduce or postpone their spending significantly. This resulted in reductions in sales of our products and services in some markets, longer sales cycles, slower adoption of new technologies and increased price competition. In addition, weakness in the end-user market could negatively affect the cash flow of our customers who could, in turn, delay paying their obligations to us or ask us for vendor financing. This could increase our credit risk exposure and cause delays in our recognition of revenues on future sales to these customers. Specific economic trends, such as declines in the demand for telecommunications products and services, the tightening of credit markets, or weakness in corporate spending, could have a direct impact on our business. Any of these events would likely harm our business, operating results and financial condition. If global economic and market conditions do not improve, or weaken further, it may have a material adverse effect on our business, operating results and financial condition.

Our international sales expose us to changes in foreign regulations and tariffs, tax exposures, political instability and other risks inherent to international business, any of which could adversely affect our operations.

We sell and distribute our products and provide our services internationally, particularly in the United States, Latin America, Asia, Africa and Europe. A component of our strategy is to continue to expand into new international markets. Our operations can be limited or disrupted by various factors known to affect international trade. These factors include the following:

•	imposition of governmental controls, regulations and taxation which might include a government's decision to raise import tariffs or license fees in countries in which we do business;

•
government regulations that may prevent us from choosing our business partners or restrict our activities. For example, a particular country may decide that high-speed data networks used to provide access to the Internet should be made available generally to Internet service providers and may require us to provide our wholesale service to any Internet service provider that request it, including entities that compete with us. If we become subject to any additional obligations such as these, we would be forced to comply with potentially costly requirements and limitations on our business activities, which could result in a substantial reduction in our revenue;

•	tax exposures in various jurisdictions relating to our activities throughout the world;

•
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

•
difficulties in staffing and managing foreign operations that might mandate employing staff in various countries to manage foreign operations. This change could have an adverse effect on the profitability of certain projects;

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

We may face difficulties in obtaining regulatory approvals for our telecommunication services and products, which could adversely affect our operations.

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

     Our products are also subject to certain homologation requirements – certification of compliance with local regulatory standards. Delays in receiving such certification could adversely affect our operations.

Our operating results may vary significantly from quarter to quarter and these quarterly variations in operating results, as well as other factors, may contribute to the volatility of the market price of our shares.

Our operating results have and may continue to vary significantly from quarter to quarter. The causes of fluctuations include, among other things:

•	the timing, size and composition of orders from customers;

•	the timing of introducing new products and product enhancements by us and the level of their market acceptance;

•	the mix of products and services we offer; and

•	the changes in the competitive environment in which we operate.

The quarterly variation of our operating results, may, in turn, create volatility in the market price for our shares. Other factors that may contribute to wide fluctuations in our market price, many of which are beyond our control, include, but are not limited to:

•	economic instability;

•	announcements of technological innovations;

•	customer orders or new products or contracts;

•	competitors' positions in the market;

•	changes in financial estimates by securities analysts;

•	conditions and trends in the VSAT and other technology industries relevant to our businesses;

•	our earnings releases and the earnings releases of our competitors; and

•	the general state of the securities markets (with particular emphasis on the technology and Israeli sectors thereof).

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

There are numerous patents, both pending and issued, in the network communications industry. We may unknowingly infringe on a patent. We may from time to time be notified of claims that we are infringing on the patents, copyrights or other intellectual property rights owned by third parties. While we do not believe that we have infringed in the past or are infringing at present on any intellectual property rights of third parties, we cannot assure you that we will not be subject to such claims.

In addition, we may be required to commence litigation to protect our intellectual property rights and trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against third-party claims of invalidity or infringement. An adverse result in any litigation could force us to pay substantial damages, stop designing or manufacturing, using and selling the infringing products, spend significant resources to develop non-infringing technology, discontinue using certain processes or obtain licenses to use the infringing technology. In addition, we may not be able to develop non-infringing technology, and we may not be able to find appropriate licenses on reasonably satisfactory terms. Any such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business, financial condition and operating results.

Potential product liability claims relating to our products could have a material adverse effect on our business.

We may be subject to product liability claims relating to the products we sell. Potential product liability claims could include those for exposure to electromagnetic radiation from the antennas we provide. Our agreements with our business customers generally contain provisions designed to limit our exposure to potential product liability claims. We also maintain a product liability insurance policy. However, our  contractual limitation of liability may be rejected or limited in certain jurisdiction and our insurance may not cover all relevant claims or may not provide sufficient coverage. To date, we have not experienced any material product liability claim. Our business, financial condition and operating results could be materially adversely affected if costs resulting from future claims are not covered by our insurance or exceed our coverage.

 We are dependent upon a limited number of suppliers for key components that are incorporated in our products, including those used to build our hubs and VSATs, and may be significantly harmed if we are unable to obtain such components on favorable terms or on a timely basis.  We are also dependent upon a limited number of suppliers of space segment capacity, and may be significantly harmed if we are unable to obtain the space segment for the provision of services on favorable terms or on a timely basis.

Several of the components required to build our VSATs and hubs are manufactured by a limited number of suppliers. We have not experienced any difficulties with our suppliers with respect to availability of components. However, we cannot assure you of the continuous availability of key components or our ability to forecast our component requirements sufficiently in advance. Our research and development and operations groups are continuously working with our suppliers and subcontractors to obtain components for our products on favorable terms in order to reduce the overall price of our products. If we are unable to obtain the necessary volume of components at sufficiently favorable terms or prices, we may be unable to produce our products at competitive prices. As a result, sales of our products may be lower than expected, which could have a material adverse effect on our business, financial condition and operating results. In addition, our suppliers are not always able to meet our requested lead times. If we are unable to satisfy customers' needs on time, we could lose their business.

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

On March 11, 2011, a massive earthquake off the eastern coast of Japan triggered a devastating tsunami tidal wave, causing damage and destruction. It is too early to predict the long-term impact of this disaster on the availability of the components we source from Japan. Any long-term inability to obtain these components may result in our failure to meet time tables and quantity requirements, or may result in material price increases which may affect our ability to provide competitive prices.

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

The trading price of our shares has fluctuated widely in the past and may continue to do so in the future as a result of a number of factors, many of which are outside our control. In addition, the stock market has experienced extreme price and volume fluctuations that have affected the market prices of many technology companies, particularly telecommunication and Internet-related companies, and that have often been unrelated or disproportionate to the operating performance of these companies. These broad market fluctuations could adversely affect the market price of our shares. In the past, following periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought against that company. Securities class action litigation against us could result in substantial costs and a diversion of our management's attention and resources.

If U.S. tax authorities were to treat us as a “passive foreign investment company”, that could have an adverse consequences on U.S. holders.

Holders of our ordinary shares who are United States residents may face income tax risks. There is a risk that we will be treated as a “passive foreign investment company.” Our treatment as a passive foreign investment company could result in a reduction in the after-tax return to the holders of our ordinary shares and would likely cause a reduction in the value of such shares. A foreign corporation will be treated as a passive foreign investment company for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income,” or (2) at least 50% of the average value of the corporation’s gross assets produce, or are held for the production of, such types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” Those holders of shares in a passive foreign investment company who are citizens or residents of the United States or domestic entities would alternatively be subject to a special adverse U.S. federal income tax regime with respect to the income derived by the passive foreign investment company, the distributions they receive from the passive foreign investment company and the gain, if any, they derive from the sale or other disposition of their shares in the passive foreign investment company. In particular, any dividends paid by us would not be treated as “qualified dividend income” eligible for preferential tax rates in the hands of non-corporate U.S. shareholders.  United States residents should carefully read Item 10E. Additional Information – Taxation, for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ordinary shares.

The concentration of our ordinary share ownership may limit our shareholders’ ability to influence corporate matters.

As of March 31, 2011, York Capital Management, or York, and entities affiliated with them beneficially own approximately 20% of our outstanding ordinary shares. As a result, York may have a substantial influence over all matters that require approval by our shareholders, including the election of directors and approval of significant corporate transactions. Corporate actions might be taken even if other shareholders oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company that other shareholders may view as beneficial.

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

Our ordinary shares are traded on the NASDAQ Global Select Market and on the Tel Aviv Stock Exchange. Trading in our ordinary shares on these markets is made in different currencies (U.S. dollars on the NASDAQ Global Select Market, and new Israeli Shekels, or NIS, on the Tel Aviv Stock Exchange), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). Consequently, the trading prices of our ordinary shares on these two markets often differ. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

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

Our research and development efforts associated with the development of certain of our legacy products have been partially financed through grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or the OCS. We may be subject to certain restrictions under the terms of the OCS grants. Specifically, any product incorporating technology developed with the funding provided by these grants may not be manufactured, nor may the technology which is embodied in our products be transferred outside of Israel without appropriate governmental approvals. Such approvals, if granted, would involve increased payments to the OCS. These restrictions do not apply to the sale or export from Israel of our products developed with this technology.

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

As a foreign private issuer whose shares are listed on the NASDAQ Global Select Market, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements, which may not afford shareholders with the same protections that shareholders of domestic companies have. We follow Israeli law and practice instead of NASDAQ rules regarding the director nominations process, the composition of our audit committee, compensation of executive officers and the requirement to obtain shareholder approval for the establishment or amendment of certain equity-based compensation plans and arrangements.

As a foreign private issuer whose shares are listed on the NASDAQ Global Select Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of The NASDAQ Marketplace Rules.  We follow Israeli law and practice instead of The NASDAQ Marketplace Rules with respect to the director nominations process, the composition of our audit and compensation committee, compensation of executive officers and the requirement to obtain shareholder approval for the establishment or material amendment of certain equity-based compensation plans and arrangements.  As a foreign private issuer listed on the NASDAQ Global Select Market, we may also follow home country practice with regard to, among other things, the requirement to obtain shareholder approval for certain dilutive events (such as for an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company). A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.

We may fail to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, which could have an adverse effect on our financial results and the market price of our ordinary shares.

The Sarbanes-Oxley Act of 2002 imposes certain duties on us and on our executives and directors. Our efforts to comply with the requirements of Section 404, which started in connection with our 2006 Annual Report on Form 20-F, have resulted in an increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of resources.  Section 404 of the Sarbanes-Oxley Act requires us to provide (i) management’s annual review and evaluation of our internal control over financial reporting and (ii) a statement by management that its independent registered public accounting firm has issued an attestation report on our internal control over financial reporting, in connection with the filing of the Annual Report on Form 20-F for each fiscal year.  The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation to meet the detailed standards under the rules.  During the course of its testing, our management may identify material weaknesses or significant deficiencies, which may not be remedied prior to the deadline imposed by the Sarbanes-Oxley Act.  If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting.  Failure to maintain effective internal controls over financial reporting could result in investigation or sanctions by regulatory authorities, and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

If we are unable to comply with Israel’s enhanced export control regulations our ability to export our products from Israel could be negatively impacted.

In recent years the Israeli government adopted laws and regulations regarding enhanced defense export controls and the export of “dual use” items (items that are typically sold in the commercial market but that may also be used in the defense market). If government approvals required under these laws and regulations are not obtained, our ability to export our products from Israel could be negatively impacted, thus causing a reduction in our revenues.

Risks Related to Our Location in Israel

Political and economic conditions in Israel may limit our ability to produce and sell our products. This could have a material adverse effect on our operations and business.

We are incorporated under the laws of the State of Israel, where we also maintain our headquarters and most of our research and development and manufacturing facilities. Political, economic and security conditions in Israel directly influence us. Since the establishment of the State of Israel in 1948, Israel and its Arab neighbors have engaged in a number of armed conflicts. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel.  Recent political unrest in the Middle East may also impact the relationship between Israel and its neighboring countries. Major hostilities between Israel and its neighbors may hinder Israel's international trade and lead to economic downturn. This, in turn, could have a material adverse effect on our operations and business.

There has been unrest and terrorist activity in Israel, which began in September 2000 and which has continued with varying levels of severity through 2010 and into 2011. The future effect of this deterioration and violence on the Israeli economy and our operations is unclear.  The election of representatives of the Hamas movement to a majority of seats in the Palestinian Legislative Council in January 2006 resulted in an escalation in violence among Israel, the Palestinian Authority and other groups.   In 2006, hostilities broke out between Israel and the Hezbollah in Lebanon which ended that same year, although there is continuing unrest in the region.  In January 2009, Israel attacked Hamas strongholds in the Gaza strip, in reaction to rockets that were fired from Gaza and which landed in Israel. In addition, Iran has threatened to attack Israel numerous times, and is widely believed to be developing nuclear weapons. Ongoing violence between Israel and the Palestinians as well as tension between Israel and other countries in the Middle East may have a material adverse effect on our business, financial condition and results of operations.

Furthermore, there are a number of countries, primarily in the Middle East, as well as Malaysia and Indonesia, that restrict business with Israel or Israeli companies, and we are precluded from marketing our products to these countries directly from Israel. Restrictive laws or policies directed towards Israel or Israeli businesses may have an adverse impact on our operations, our financial results or the expansion of our business.

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

Because most of our revenues are generated in U.S. dollars or are linked to the U.S. dollar while a portion of our expenses are incurred in NIS, our results of operations would be adversely affected if inflation in Israel is not offset on a timely basis by a devaluation of the NIS against the dollar.

Most of our revenues are in dollars or are linked to the U.S. dollar, while a portion of our expenses, principally salaries and related personnel expenses, are in NIS.  Therefore, our NIS related costs, as expressed in U.S. dollars, are influenced by the exchange rate between the U.S. dollar and the NIS.  During 2009 and 2010, the NIS appreciated against the U.S. dollar, which resulted in a significant increase in the U.S. dollar cost of our operations in Israel. We are also exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the U.S. dollar or that the timing of this devaluation lags behind inflation in Israel.  This would have the effect of increasing the dollar cost of our operations.  We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation or appreciation of the NIS against the U.S. dollar.  If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected.  See Item 5: Operating and Financial Review and Prospects - Impact of Inflation and Currency Fluctuations.

You may not be able to enforce civil liabilities in the United States against our officers and directors.

Most of our executive officers and the Israeli experts named in this annual report reside outside the United States, and a significant portion of our assets and the personal assets of most of our directors and executive officers are located outside the United States. Therefore, it may be difficult to effect service of process upon any of these persons within the United States. In addition, a judgment obtained in the United States against us, or against such individuals, including but not limited to judgments based on the civil liability provisions of the United States federal securities laws, may not be collectible within the United States.

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

We currently have non-competition clauses in the employment agreements of substantially all of our employees. The provisions of such clauses prohibit our employees, if they cease working for us, from directly competing with us or working for our competitors. Recently, Israeli labor courts have required employers, seeking to enforce non-compete undertakings against former employees, to demonstrate that the competitive activities of the former employee will cause harm to one of a limited number of material interests of the employer recognized by the courts (for example, the confidentiality of certain commercial information or a company's intellectual property). In the event that any of our employees chooses to leave and work for one of our competitors, we may be unable to prevent our competitors from benefiting from the expertise our former employee obtained from us, if we cannot demonstrate to the court that we would be harmed.

ITEM 4:                 INFORMATION ON THE COMPANY

A.            History and Development of the Company

We were incorporated in Israel in 1987 and are subject to the laws of the State of Israel. We are a public limited liability company under the Israeli Companies Law, 5759-1999 and operate under that law and associated legislation. Our corporate headquarters, executive offices and main research and development and engineering facilities, as well as facilities for some manufacturing and product assembly, facilities are located at Gilat House, 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva 49130, Israel. Our address in the United States is c/o Gilat Satellite Networks Inc. at 1750 Old Meadow Road, McLean VA. Our telephone number is (972) 3-925-2000. Our web-site address is www.gilat.com. The information on our website is not incorporated by reference into this annual report.

We are a leading global provider of Internet Protocol, or IP, based digital satellite communication and networking products and services. We design, produce and market VSATs, or very small aperture terminals, and related network equipment, such as power amplifiers and low-profile antennas. We have a large installed customer base and have shipped more than 750,000 VSAT units to customers in over 85 countries on six continents.

We shipped our first generation VSAT in 1989 and since then we have been among the technological leaders in the VSAT industry.  Our continuous investment in research and development has resulted in the development of new and industry-leading VSAT products and our intellectual property portfolio includes 66 issued patents (32 U.S. and 34 foreign) as well as 7 issued patents relating to our Satcom-On-The-Move antenna solutions and 6 issued patents (3 U.S. and 3 foreign) for our high power solid state amplifiers. As of December 31, 2010, we had 1,280 employees, including approximately 320 persons engaged in research, development and engineering activities.

We have 22 offices worldwide and two call centers to support our customers.  Our products are primarily sold to communication service providers and operators that use VSATs to serve enterprise, government and residential users, or to system integrators that use our technology. We also provide services directly to end-users in various market segments in the United States and certain countries in Latin America.

In July 2010, we completed the acquisition of Raysat Antenna Systems LLC, or RAS, a leading provider of Satcom-On-The-Move antenna solutions for $25 million in cash. In August 2010 we completed the acquisition of Raysat BG, a Bulgarian research and development center for $5.7 million. In November 2010, we completed the acquisition of Wavestream, a provider of high power solid state amplifiers, or SSPA, Block Upconverters, or BUCs,, with field-proven, high performance solutions designed for mobile and fixed satellite communication, or SATCOM, systems worldwide for $135 million.

In 2010, 2009 and 2008, our property and equipment purchases amounted to approximately $7.6 million, $4.5 million and $13.8 million, respectively.  These amounts do not include the reclassification of inventory to property and equipment made during 2010, 2009 and 2008 in the amount of approximately $0.7 million, $0.8 million and $3.4 million, respectively.

B.            Business Overview

We are a leading provider of satellite and other network communications products and services. We design and manufacture satellite and networking communications equipment, which we sell to our customers either as network components or as complete or turnkey network solutions. The equipment that we develop includes VSAT systems, network appliances, power amplifiers and low-profile antennas. Our equipment is used by government organizations, large corporations and enterprises. We also provide connectivity services,  including managed network services, Internet access and telephony, to enterprise, government and residential customers in the United States, Peru and Colombia. These services are delivered over our own networks which are built using our own equipment.

We operate as three separate businesses – Gilat Worldwide, Spacenet and Wavestream. Spacenet and Wavestream are wholly owned subsidiaries. This operational structure reflects the change we implemented in mid-2010 to create a more unified organization, bringing together Gilat’s expanded VSAT business and our Peru and Colombia service operations, as well as integrating RAS and Wavestream, which we acquired during the year.

Gilat Worldwide is comprised of Gilat International and Gilat Peru & Colombia.

Gilat International is a provider of VSAT-based networks and associated professional services, including turnkey and management services, to telecom operators worldwide. Since our acquisition of RAS, Gilat International is also a provider of low-profile antennas, used for  Satcom-On-The-Move antenna solutions. We began managing the operations of RAS in 2010. Since then, the Israeli division of RAS was integrated into Gilat International, and the U.S division of RAS was integrated into SIGS, a subsidiary of Spacenet Inc.

Representative customers of Gilat International include Brazil Telecom, Optus in Australia, Bharti in India, ICE in Costa Rica, Nepal Telecom, ETC in Ethiopia and Telefonica in Latin America.

Gilat Peru & Colombia (formerly Spacenet Rural Communications, or SRC) provides services in Peru and Colombia through our subsidiaries there. These services are primarily telephony, Internet and data services for rural areas under projects that are subsidized by governmental entities.

According to the latest COMSYS VSAT Report, published in 2009 by a leading satellite industry research firm - Communications Systems Limited, or COMSYS (which refers to a market study from 2008),  we are the second-largest manufacturer of VSATs to the enterprise market, with a 28.3%  market share of shipped VSATs.  We also provide industry specific solutions for cellular backhaul, business continuity and disaster recovery.

In the year ended December 31, 2010, we derived approximately 64% of our revenues from our Gilat Worldwide VSAT operations.

Spacenet Inc., or Spacenet, provides managed network communications services through satellite networks and hybrid satellite terrestrial networks.  Spacenet serves enterprise, government, small office/home office, or SOHO, and residential customers primarily in the United States, but also in locations throughout North America. Spacenet provides three primary lines of service:  custom commercial grade networks for large enterprise and government customers; Connexstar networks, which are standardized commercial grade services; and StarBand services, which are typically geared towards small office and residential users.  According to the COMSYS report, we have a 24.5% market share of U.S. VSAT enterprise sites. In the year ended December 31, 2010, we derived approximately 37% of our revenues from Spacenet. Representative customers of Spacenet include Dollar General, Regis Corporation, Goodyear, Verizon/USPS, Scientific Games, Intralot, GTECH, Boston Market, Target, Centerpoint Energy, PG&E, Detroit Edison, Devon Energy, Cumberland Farms, Sunoco and Valero.

Spacenet Integrated Government Solutions, Inc., or SIGS, a subsidiary of Spacenet, was created in late 2009 specifically to address the growing market for government solutions and services in the United States.

We have been expanding the presence of SIGS in the government market with the launch of targeted product offerings for new government customers in the U.S. Department of Defense and other federal agencies such as the Department of Homeland Security, FEMA and others.  We began to integrate the operations of the U.S. division of RAS into SIGS in 2010.

Wavestream Corporation, or Wavestream, provides high-power SSPAs mainly to system integrators that serve various defense and homeland security agencies. Wavestream is an independent designer and manufacturer of SSPAs and Block-Up Converters (BUCs) for mission-critical satellite communications worldwide.

Wavestream’s patented, leading-edge Spatial Power Combining technology enables higher output power from smaller packages with greater efficiency, reliability and lower cost than other existing technologies in high frequency bands like Ka. Wavestream provides product solutions for multiple applications targeting military, commercial and broadcast satellite communications systems.

Gilat has diversified revenue streams that result from both sales of products and services. In the year ended December 31, 2010, approximately 52% of our revenues were derived from product sales and 48% from services. Our enterprise service revenues are typically derived from long-term contracts of three to six years, which provide stability and visibility into future revenues. During the same period, we derived 36% of our revenues from the United States, 36% from Latin America, 16% from Asia, 7% from Africa and 5% from Europe.  As of December 31, 2010, we had a backlog of $232 million for equipment and multi-year service contracts.

Industry Overview

There is global demand for satellite-based communications solutions for a number of reasons. Primarily, this is still the only truly ubiquitous networking solution. Secondly, satellite communications are more readily available as compared to alternative terrestrial communications networks. Lastly, satellite communications solutions offer rapidly deployed secure broadband connectivity and broadband communications on the move.

A 2-way broadband satellite communications solution is comprised of the following elements:

•	Communications satellite – Typically a satellite in geostationary orbit (synchronized with the earth’s orbit) with a fixed coverage of a portion of the earth (up to approximately one third).

•
Satellite communications ground station equipment – These are devices that have a combination of datacom and RF elements designed to deliver data via communication satellites. Examples of ground station equipment are remote site terminals, such as VSATs, and central hub station systems. Gilat is a leading provider of VSAT ground station equipment.

•
Antenna (satellite dish) – These can vary quite significantly in size, power and complexity depending on the ground equipment they are connected to, and their application. For example, antennas connected to VSATs generally are in the range of one meter in diameter while those connected to the central hub system can be in the range of ten meters in diameter. Antennas used on moving vehicles need to be compact and have an auto-pointing mechanism so that they can remain locked onto the satellite during motion. RAS is a leading provider of low-profile in-motion satellite antennas.

•
Amplifiers and BUCs – These are the components that connect the ground station equipment with the antenna. The purpose of the amplifiers and BUCs is to amplify the power and convert the frequency of the transmitted RF signal. Wavestream is a leading provider of high power solid state amplifiers.

Broadband satellite networks are comprised of ground stations at multiple locations that communicate through a satellite in geostationary orbit, providing continent-wide wireless connectivity. Satellite broadband networks are used to provide a variety of traffic types such as broadband data, video and voice. The value chain of satellite network services consists of the following four main elements:

Satellite operators provide satellite transponder capacity on satellites positioned in geostationary orbit above the equator. A typical satellite can cover a geographic area the size of the continental U.S. or larger. The satellite receives information from the ground station equipment, amplifies it and transmits it back to earth on a different frequency. Satellite operators sell the capacity in a variety of leasing agreements to their customers. The current generation of high-power satellites uses Ku-band frequencies. Other frequencies are C-band and the more recently introduced Ka-band which usually operates on a multi-beam configuration. Our technology is compatible with C-band, Ku-band and Ka-band satellites including special extended C-band and extended Ku-band satellites. Some of the leading satellite operators are Intelsat, SES and Eutelsat.

Ground station equipment providers manufacture network equipment for both VSAT networks and broadcast markets. VSAT systems combine a large central earth station, called a hub, with multiple remote sites (ranging from tens to thousands of sites), which communicate via satellite. Equipment components for the broadcast markets include, among others, video encoders, large earth antennas, and storage equipment.  Gilat is a leading ground station equipment provider for VSAT systems.

Communication service providers buy equipment from ground station equipment providers, install and maintain such equipment, lease capacity from satellite operators and sell a full package of communication services to the end user. Spacenet and Gilat Peru & Colombia are leading communication service providers in the United States, Peru and Colombia, respectively.

End users are customers that use equipment and satellite communication services. Examples of end users range from enterprises, to government ministries and agencies, to residential consumers.

System integrators are companies that provide customized solutions to end users by integrating the necessary equipment and services. For example, defense organizations typically work with specialized system integrators that integrate various components, such as power amplifiers and low profile antennas, into a satellite terminal.

The most common satellite broadband network uses VSAT systems that are deployed in a hub-and-spoke configuration, with remote locations connecting via satellite to a central hub station. VSAT networks have a diverse range of uses and applications, and provide communication services as a stand-alone, alternative, or complementary service to wireline and wireless networks.

We believe that the advantages of VSAT networks include:

•	Universal availability - VSATs provide service to any location within a satellite footprint.

•	Timely implementation - Large networks can be deployed within a few weeks.

•
Broadcast and multicast capabilities - Satellite is an ideal solution for broadcast and multicast transmission as the satellite signal is simultaneously received by any group of users in the satellite footprint.

•
Reliability and service availability - VSAT network availability is high due to the satellite and ground equipment reliability, the small number of components in the network and terrestrial infrastructure independence.

•	Scalability - VSAT networks scale easily from a single site to thousands of locations.

•	Cost-effectiveness - The cost of VSAT networks is independent of distance and therefore it is a cost-effective solution for networks comprised of multiple sites in remote locations.

•
Applications delivery – VSAT networks offer a wide variety of customer applications such as e-mail, virtual private networks, or VPN, video, voice, Internet access, distance learning, content distribution and financial transactions.

•	Portability and Mobility - VSAT solutions can be mounted on vehicles for communications on the move, or deployed rapidly for communications in fixed locations and then relocated or moved as required.

Given the technological and implementation benefits afforded by VSAT networks, we believe that the market for VSAT products and services will continue to grow. In particular, according to a 2010 report from NSR, a leading international telecom market research and consulting firm, the number of broadband satellite sites and subscribers is expected to grow at a compounded annual growth rate, or CAGR, of 15.8% through 2019. With the NSR report measuring both consumer and enterprise sites, we believe there will be growth in the enterprise market which is the primary market to which Gilat sells.

In addition, the availability of auto-pointing satellite antennas designed for in-motion two way communications has created market demand particularly from the defense and first responders, such as emergency services, segments. These antennas are usually mounted on the roof of a vehicle and connected to a satellite terminal within the vehicle. An important requirement that defense organizations have in this mission-critical application is for low-profile antennas, to avoid drawing unnecessary attention to the vehicle. We believe that the demand for light-weight, low-profile antenna systems will increase as well.

There are five primary categories of markets that require broadband satellite products and services:

Enterprise and Business.  These end-users include large companies and organizations, small- medium enterprises, or SMEs, and SOHO end users. For enterprises, VSAT networks offer network connectivity and deliver voice, data and video within corporations (known as corporate intranets), Internet access, transaction-based connectivity to enable on-line data delivery such as point-of-sale (credit and debit card authorization), inventory control and real time stock exchange trading.

High-End. The high-end market consists of customers that have more demanding network performance requirements. These requirements usually include higher level of Quality of Service, or QoS, than the typical user, higher speed connectivity, segregation of their traffic from other users’ traffic and more control over the network. Some examples of customers belonging to the high-end market are industrial energy organizations such as oil & gas and mining companies, Digital Satellite News gathering, or DSNG, armed forces, maritime companies and mobile operators.

Rural Telecommunications.  The rural telecommunications market is comprised of communities throughout the world that require telephone, facsimile and Internet access in areas that are underserved by existing telecommunications services. These communication services are usually provided to the rural population via government-subsidized initiatives. This market sector is comprised of "Build-Operate" projects, in which governments subsidize the establishment and the operation of a rural network to be served by a satellite, wireless or cellular service provider that is usually selected in a bid process. According to the 2006 GSM Association Universal Access Report, 57 out of the 92 emerging market and developing countries sampled for their study have plans to establish universal service funds, or USFs, within their jurisdictions to meet local telephony and Internet service requirements. According to this report, the USFs jointly collected approximately $6.0 billion worldwide through 2006, out of which $1.62 billion has been redistributed to the telecommunications industry. To our knowledge, no updates have been released since the publication of this report, and, although this report is relatively dated, we believe it continues to be indicative of the market potential. In other instances, local communications operators have universal service obligations, or USOs, which require them to serve rural areas lacking terrestrial infrastructure. Some local communications operators elect to fulfill this obligation by hiring third parties in a model known as "Build-Operate-Transfer." In these instances, the network is established and made operational by a third party service provider, which operates it for a certain period of time and then it is transferred to the operator.

Consumer.  The consumer market consists of residential users. These users require a high-speed internet connection similar to a digital subscriber line, or DSL, or cable modem service. According to the NSR report from 2010, North America will continue to lead the world in terms of subscribers and revenues from satellite broadband access services, and Western Europe will make a strong breakout for second place in the coming years.

Government.  The government sector consists of homeland security and military users. The versatility, reliability, and resiliency of VSAT networks, the in-motion low profile antennas and the lightweight SSPAs are a perfect fit for security and armed forces. Spatial-combining technology implemented on the Wavestream SSPAs introduces significant efficiency, size and weight advantages. For example, VSAT systems with low power lightweight amplifiers can be quickly deployed in disaster areas, as a replacement for destroyed wireless or wire line networks, providing communication services to emergency personnel and law enforcement units. In military applications, VSAT networks can be used as a reliable overlay to manage the entire battlefield communications, serve as communication backup infrastructure, and be used for primary tactical communications offering communications from a moving vehicle. In these cases the low-profile antennas provide additional benefit to the end-user.

Our Competitive Strengths

We are a leading provider of satellite communication and networking products and services. Our competitive strengths include:

Market leadership in large and growing markets.  Since our inception, we have sold more than 750,000 VSATs, 1,000 low profile antennas and 7,000 SSPAs to customers in over 85 countries. Our customer base includes a large number of satellite-based communications service providers, system integrators and operators worldwide. In addition, we provide satellite-based communication services primarily to enterprises in the United States and we are one of the largest satellite communications service providers to rural communities in Latin America.

The large installed base of our VSAT equipment also provides opportunities for new and incremental sales to existing customers. According to the last COMSYS report published in 2009, our global market share to the enterprise and government market was approximately 28.5%, based on the number of terminals shipped, making us the second largest VSAT manufacturer in the world for this segment.

Our installed base for low profile Satcom-On-The-Move antennas provides us opportunities for new and incremental sales to existing customers. Specifically, we are focused on the US DoD market and China.

We have a large installed base of SSPAs in the US Department of Defense, based on power amplifiers sold to the system integrators, who then provided a complete satellite terminal based on our equipment. Our SSPAs are widespread in the US Department of Defense, for both Ka Band and Ku Band terminals.

Technology leadership.  We have been at the forefront of VSAT technology and services for over 23 years and continue to be an innovator and developer of new satellite technologies. Our highly customizable VSAT technology enables us to provide our customers with a wide range of broadband, Internet, voice, data and video solutions.  Our product and operations infrastructure is capable of running hubs with greater than 99.8% availability while rolling out thousands of new VSAT site locations each month. Our SkyEdge II, state-of-the-art solution, provides high performance and excellent space segment efficiency. Our legacy product lines are known for their durability and resilience.  Our low-profile, Satcom-On-The-Move, antennas provide reliable broadband communications for defense and security applications. Our state-of-the-art SSPAs provide excellent performance, even at the extreme end of temperature and environmental performance specifications. Our research, development and engineering team is comprised of approximately 320 persons, enabling us to rapidly develop new features and applications. Moreover, by directly serving end-users through our service organizations, we are able to quickly respond to changing market conditions to ensure we maintain our leadership position.

Global presence and local support worldwide.  We have sold our products in over 85 countries on six continents. Our products and services are used by a large and diverse group of customers including some of the largest enterprises in the world, several government agencies and many rural communities. We have 19 sales and service offices worldwide. Through our network of offices we are able to maintain a two-tier customer support program offering local support offices and a centralized supply facility.

Complementary business lines for turnkey solutions.  With Gilat Worldwide, Spacenet and Wavestream, we are able to provide a full turnkey solution to our customers by integrating a diverse range of value-added products and services. Our product and service offerings -- VSAT network equipment, power amplifiers, low-profile  Satcom-On-The-Move, antennas, installation, operation and maintenance --  provide communication services ranging from broadband, Internet, voice, data and video to managed solutions that can be customized and are highly flexible. Our business model enables us to be closely attuned to all of our customers' needs and to rapidly adapt to changing market trends. Our VSAT-based networks often serve as a platform for the delivery of a complete system, providing versatile solutions for corporate enterprises, government agencies, SMEs, rural communities, SOHOs and consumers.

Diversified revenue streams and customer base.  For the year ended December 31, 2010, approximately 52% of our revenues were generated from products and 48% of our revenues were generated from services. Our product sales are generally independent equipment orders which often generate maintenance contracts and additional opportunities for future product sales. Our service sales are characterized by long-term contracts that provide a recurring revenue base. In the year ended December 31, 2010, our three businesses - Gilat Worldwide (Gilat International and Gilat Peru & Colombia), Spacenet and Wavestream accounted for 64%, 34%, and 2% of our revenues, respectively.  We are not overly dependent on any single customer, project, or geographic region.

Strong financial position.  As of December 31, 2010, our cash balance was $64.5 million (including cash and cash equivalents, short and long term restricted cash, restricted cash held by trustees and short bank credits), and our debt was $61.8 million.

Delivery Capabilities.  Over the years we have demonstrated our ability to deploy communication networks in the most remote, transportation challenged, and technology adverse areas. This experience enhances  both our ability to plan and implement sophisticated communication networks in remote areas, as well as in challenging terrain, and our ability to meet technological challenges like a lack of electrical power infrastructure or a lack of any physical infrastructure. Our teams are proficient in delivering solutions in these instances, with a high success rate.

Experienced management team.  Our Chairman and CEO, Amiram Levinberg, is a co-founder of our company and leads a highly experienced executive team of satellite industry veterans.  Our Board of Directors is comprised of senior professionals with a broad range of business and financial experience.

Our Growth Strategy

Our objective is to leverage our advanced technology and capabilities to:

Expand our presence in the military Satcom market. Building on our technology leadership and growing presence with armed forces around the world, we are increasing our focus on this growing market segment both in the United States and globally. In the United States we established Spacenet Integrated Government Solutions, also known as SIGS, a subsidiary of Spacenet, which is focusing on expanding our reach to new customers including the Department of Defense, Homeland Security, the Intelligence community and government related agencies. We have recently acquired Raysat Antennas Systems and Wavestream, whose customers are mostly in the defense and security markets. We have also increased our research and development effort to develop the specific capabilities and solutions required by armed forces and homeland security agencies globally. We are investing in this market segment as we believe its global growth will contribute to our business.

Continue to expand our system integration offerings. We are a leader in deploying VSAT solutions in remote or otherwise challenging areas. Building on this strength we have expanded our business beyond core VSAT networks to deliver complete and comprehensive solutions to our customers even in instances where the VSAT technology is not the main part of the solution. We see a growth in demand for vendors capable of fully delivering integrated solutions for interdisciplinary, communication based projects. In these cases we handle the project management, solution design, equipment procurement, deployment logistics, installation and integration, operational services, maintenance and support.

Strengthen and expand our technology leadership. We are strengthening our technology leadership by our continuing investment in research and development and have increased our research and development budget for 2011, with a view of expanding our product portfolio with new product offerings and new capabilities. Our flagship product, SkyEdge II, has cutting edge space segment utilization and performance. Our new offerings, the NetEdge and Prysm Pro, enable our customers new opportunities in deploying communication networks suited to their needs.  We plan to strengthen and expand our support for Ka band and multi-spot beam satellites so that our VSATs will be better able to utilize new Ka band capacity as more becomes available.  In addition, we are focusing on developments for enhanced performance and capabilities of our SSPAs, and are planning to expand our Satcom-On-The-Move antenna offerings in terms of size and electronic steering capabilities.

Focus on emerging markets.  We have expanded our focus on rural and emerging markets. Traditionally, it has been considered too costly for service providers to provide full-terrestrial networks to these regions. As a result, many governments either require telecommunications operators to provide communications access through USOs to these communities or provide funding via USFs to subsidize the provision of these services. The figure for available worldwide USF funding was estimated in 2006 to be $4 billion in approximately 15 countries and we believe that today’s figure is similar. As this communications rollout is adopted, VSAT-based communication networks provide a high quality, cost-effective alternative to terrestrial, wireless and cellular systems. We focus our sales efforts on offering solutions to service providers that are either being required by USOs to facilitate the rural expansion, or on offering solutions to service providers that are utilizing the subsidies created through USFs.

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

Our Businesses

Gilat Worldwide (Gilat International and Gilat Peru & Colombia)

Overview

Gilat International

Gilat International is a leading global provider of VSAT-based networks and associated professional services to telecom operators worldwide. Our operational experience in deploying large VSAT networks together with our global network of local offices enable us to work closely and directly with those providers. We provide VSAT communication equipment and solutions to the commercial, government and consumer markets.

Our SkyEdge product family, including the SkyEdge and SkyEdge II products, allows us to deliver efficient, reliable and affordable broadband connectivity such as Internet, voice, data and video.

We provide solutions tailored to the requirements of individual industries. Based on our open SkyEdge platform, our solutions provide added value to operators through better performance and integration as well as simpler deployment. One such solution is SkyAbis, which provides cost-effective cellular backhaul for rural communications.

We also support satellite networking through professional services, training and a full range of turnkey solutions and outsourced network operations including "Build-Operate-Transfer" for networking facilities.

Gilat International is headquartered in Petah Tikva, Israel with 448 employees, and has 14 offices worldwide. In the year ended December 31, 2010, Gilat International had revenues of $ 130.8 million, including sales of $ 17.1 million to Spacenet and Gilat Peru & Colombia.

During 2010, we completed the acquisition of RAS, and its Israel-based business was integrated within Gilat International and its US-based business was integrated within SIGS. RAS was created in 2006 with the purpose of providing efficient, high standard, cost effective solutions for the Satcom-On-The-Move market. Since then, RAS has specialized in the development, marketing, sales and support of in-motion, low-profile, 2-way satellite antenna systems.

Products and Solutions

SkyEdge Family of Products

Our SkyEdge product family is based on a single hub with multiple VSATs to support a variety of services and applications. The products were designed using advanced technology to enable them to process different types of user traffic such as voice, critical data, Internet traffic and video, to handle each type of traffic in an efficient manner and provide the necessary quality of service for each traffic stream. The SkyEdge also includes advanced mechanisms which ensure that the transmissions via the satellite utilize the available satellite bandwidth efficiently and enhance the user experience.

Below is a table that shows the main VSAT products Gilat International offers. All of these products are connected to an outdoor RF unit which is mounted on a dish antenna:

NetEdge is a high-performance satellite communications solution, specifically designed to meet the requirements of multi-star (a network topology which consists of remote sites connected to a regional gateway and also to the main hub, also called star-within-star networks) private networks for corporations as well as for cellular backhaul applications. The NetEdge solution is composed of remote sites using SkyEdge II Access/Pro VSATs, NetEdge Gateways, and a SkyEdge II hub. Single-hop connectivity is provided network-wide between the NetEdge components. This enhances the user experience and application performance for all intra-corporation, cellular backhaul and Internet traffic. NetEdge is competitively priced and offers bandwidth savings that can reach 30% and more compared to Single Channel per Carrier, or SCPC, solutions. NetEdge offers network efficiency and reduces the total cost of ownership. NetEdge is installed as an expansion of a SkyEdge II hub and as a result, adding additional NetEdge Gateways to an existing hub is simple.

Another addition to our product offering is the Prysm Pro Network Appliance. Prysm Pro supports advanced applications over satellite, wire-line and wireless networks, helps multi-site enterprises support multiple secure networks with centralized management and enables hybrid switching between wire-line and wireless technologies. It is a modular, scalable, off-the-shelf IP network appliance that offers benefits to customers. The Prysm Pro appliance is integrated with Spacenet’s managed network services, providing access to a user-friendly web portal to enable simplified and centralized network management.

Prysm Pro Network Appliance Sample Applications

Raysat Antenna Systems family of Products

The RAS low-profile, in-motion, broadband 2-way antennas are specifically designed for the needs of  the Satcom-On-The-Move market and provide advanced solutions for a variety of mobile applications:

•	Military - Strategic military advantage by supporting the transfer of real-time intelligence while on-the-move with a small, low profile, hard to track antenna;
•	Digital satellite news gathering – always on, no set up time, real-time streaming video;
•	First responders – supports vehicles’ mobility, agility and stability required for teams to be the first to reach the scene; and
•	Search and exploration teams, close-to-shore vessels etc.

The following table describes the RAS low-profile antennas:

	StealthRay 2000	StealtRay 3000/20	StealthRay 5000

Description	Ku band 2-way low-profile in-motion antenna with external BUC	Ku band 2-way low-profile in-motion satellite antenna with integrated BUC & amplifier	Ku band 2-way low-profile in-motion satellite antenna with enhanced Tx gain, external BUC
Height (cm)	15	18	21
Dimension (cm)	115 L x 90 W	115 L x 90 W	115 L x 90 W
Weight (kg)	28	35	35

Gilat International Pre-Packaged Solutions

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

System Integration and Turnkey Implementation

We have expanded our business beyond core VSAT networks to deliver our customers complete and comprehensive solutions to their needs even where VSAT is not the main part of that solution. We see a growth in market demand for vendors capable of fully delivering integrated solutions for interdisciplinary, communication based projects.

In other situations we are required to provide our VSAT solution in a turnkey mode whereby we are responsible for the complete end-to-end solution.

In the case of turnkey solutions, and occasionally in projects requiring system integrations, we provide our customers with a full and comprehensive solution including:

•	Project management – accompanying the customer through all stages of a project and ensuring that the project objectives are within the predefined scope, time and budget;

•	Network design – translating the customer’s requirements into a system to be deployed, performing the sizing and dimensioning of the system and evaluating the available solutions;

•	Deployment logistics – transportation and rapid installation of equipment in all of the network sites;

•
Implementation and integration – combining our equipment with third party equipment such as solar panel systems and surveillance systems as well as developing tools to allow the customer to monitor and control the system;

•	Operational services – providing professional services, program management, network operations and field services; and

•	Maintenance and support – providing 24/7 helpdesk services, on-site technician support and equipment repairs and updates.

Manufacturing, Customer Support and Warranty

Our VSAT products are designed and tested primarily at our facilities in Israel. We outsource a significant portion of the VSAT manufacturing of our products to third parties. Raysat antenna products are designed at our facilities in Bulgaria where we also manufacture components, with assembly at our facilities in Israel.  We also work with third-party vendors for the development and manufacture of components integrated into our products, as well as for assembly of components for our products.

We offer a customer care program for our VSAT products, which we refer to as SatCare, and professional services programs that improve customer network availability through ongoing support and maintenance cycles. As part of our professional services, we provide:

•	Outsourced operations such as VSAT installation, service commissioning and hub operations:

•	Proactive troubleshooting, such as periodic network analysis, to identify symptoms in advance; and

•	Training and certification to ensure customers and local installers are proficient in VSAT operation.

We typically provide a one-year warranty to our customers as part of our standard contract.

Gilat International Sales and Marketing

We use both direct and indirect sales channels to market our products, solutions and services. Most of our revenues are derived from direct sales. Our equipment sales division has organized its marketing activities by geographic areas, with groups or subsidiaries covering most regions of the world. Our sales teams are comprised of account managers and sales engineers who establish account relationships and determine technical and business requirements for the customer’s network. These teams also support the other distribution channels with advanced technical capabilities and application experience. Sales cycles in the VSAT network market vary significantly, with some sales requiring 18 months and even more, from an initial lead through signing of the contract and others stemming from an immediate need for product delivery within two to three months. The sales process includes gaining an understanding of customer needs, several network design iterations and network demonstrations.

Gilat Peru & Colombia

Through our operations in Peru and Colombia, we are service providers for public telephony and Internet services to rural areas there. In these countries, we have built the infrastructure and act as an operator (Build-and-Operate model) in subsidized government projects. Our services include operating public phones and telecenters and distributing pre-paid cards for telephone usage at remote villages. In addition, Gilat Peru & Colombia use their infrastructure to provide services to enterprise, SME, SOHO and residential customers. They also provide outsourcing of VSAT network implementation and operation to other operators in the region.

Gilat Peru & Colombia has local offices in Peru and Colombia and employs 226 persons. In the year ended December 31, 2010, revenues from Gilat Peru & Colombia were $ 35.9 million.

Services and Solutions

We began to operate in Peru in 1998, with the award of our first rural telephony project called "Frontera Norte" for FITEL, with approximately 200 sites. Since then, we have participated in most rural communications projects launched by the Peruvian government and have won, either wholly or partially, seven projects. Overall, we operate almost 8,700 telephony sites in Peru, of which approximately 1,000 have Internet connectivity, and have been awarded over $45 million in government subsidies to build and operate these networks. We have recently won our eighth project for additional 770 sites with subsidies of approximately $14.5 million. In addition, we have developed services for financial sector customers, such as Banco de la Nacion, utilizing our current infrastructure and providing those customers with Internet, data and telephony services. Our rural network manages millions of incoming and outgoing minutes every month, serving more than six million people in rural areas. On average, deployment of the network in Peru has reduced the distance between rural phone locations from 50km to 5km.

Gilat Colombia started operations in 1999 by winning the government's Compartel I project focused on rural telephony. Since then we were awarded two additional projects with over $100 million in government subsidies in the aggregate – Rural Communitarian Telephony (TRC I and TRC II) and Telecentros.  Currently, Gilat Colombia operates a network of approximately 2,000 rural sites spread throughout the country, serving over a million persons. The services for those rural sites include telephony, Internet, data, fax and other services. In 2008, the Ministry of Communications in Colombia renegotiated with the Company new agreements through December 2009.  Following our successful fulfillment of the new agreements with the Colombian Government, the Ministry of Communications in Colombia extended and amended the agreements for the provision of services under these agreements for an additional one-year term, through December 2010.  The agreements were again amended and extended for an additional one-year term through December 2011.

Customer Support Operations

Gilat Peru & Colombia complement their services with back office support for subsidized telephony and Internet networks as well as for private Internet, data and telephony clients including a call center, network operations center, field service maintenance and a pre-paid calling card platform and distribution channels.

Gilat Worldwide Customers and Markets

Gilat International.  We sell VSAT communications networks and solutions primarily to service providers that mostly serve the enterprise market. We have more than 200 such customers worldwide.

Enterprise and service provider customers use our networks for Internet access, broadband data, voice and video connectivity and for applications such as credit card authorizations, online banking, corporate intranet, interactive distance learning, lottery transactions, retail point-of-sale, inventory control and Supervisory Control and Data Acquisition, or SCADA, services.

Service providers serving the rural communications market are typically public telephony and Internet operators providing telephony and Internet services through public call offices, telecenters, Internet cafes or pay phones. Some of the rural communication projects are for government customers. Examples of our rural telecom customers include Telefonica in Peru, ETC in Ethiopia, and ICE in Costa Rica.

Our VSAT networks also provide underserved areas with a high-speed Internet connection similar to DSL service provided to residential users. An example of such a customer is Optus in Australia.

Gilat Peru & Colombia

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

As a result of the above advantages, there is a demand for government-sponsored, VSAT-based bundled services of fixed telephony and Internet access. Many of these government-funded projects have been expanded to provide not only telephony services and Internet access, but to also provide telecenters that can serve the local population. These telecenters typically include PCs, printers, fax machines, photocopiers, VCRs and TVs for educational programs. Additional revenue may be received, both in the form of subsidies and direct revenues from the users, when these additional services are provided. Our rural telecom government customers are the Ministry of Information Technologies and Communication/Fonade  in Colombia and FITEL in Peru.

VSAT Services to Telecom Operators:

In some markets, existing telecom operators are mandated by the government to provide universal services. Providing these services in remote areas is a challenge to these operators, and they sometimes outsource these services to rural telecom service providers. The exact nature of these outsourcing projects varies, but they are typically a "Build-Transfer" model or a "Build-Operate-Transfer" model. Cable & Wireless in Panama is Gilat’s first "Build-Operate-Transfer" customer.

Enterprise and Government Agencies:

We also provide private network services to selected enterprises and government agencies. These customers contract directly with Gilat Peru & Colombia for VSAT equipment and associated network services to be deployed at customer locations, typically for a contract term of three to five years. We also resell managed terrestrial connectivity equipment and services from facilities-based Local Exchange Carrier partners. One such customer is Banco de la Nacion in Peru.

Sales and Marketing

In Peru and Colombia, we use direct  and indirect sales channels to market our services. Our sales team of account managers and sales engineers are the primary account interfaces and work to establish account relationships and determine technical and business demands.

Spacenet Inc.

Overview

Spacenet provides managed network communications solutions that leverage satellite, wireline and wireless technologies.  Spacenet serves enterprise, government, industrial, SOHO, and residential customers primarily in the United States, but also in locations throughout North America. Spacenet provides three primary lines of service:  (i) custom commercial grade networks for large enterprise, industrial and government customers, (ii) Connexstar networks, which are standardized commercial grade satellite services, and StarBand satellite Internet services, which are typically geared toward small office and residential users.  Additionally, in 2009 we established  SIGS to address the growing market for government solutions and services in the United States.  In 2010, SIGS began managing the operations of the U.S. division of RAS following its acquisition..

Spacenet's equipment and services are currently deployed at more than 110,000 business, government, industrial and residential locations in the United States. Our customers include Regis Corporation, Dollar General, Goodyear, Intercontinental Hotels Group, USPS/Verizon, Scientific Games, Intralot, GTECH, Boston Market, Centerpoint Energy, PG&E, Cumberland Farms, Sunoco and Valero.  The latest COMSYS report, published in 2009, ranked Spacenet as the second largest satellite network service provider in North America for the enterprise/government market, with a 24.5% market share at the time of the report. Our market includes WAN services for retail, energy, oil and gas, financial services, hospitality and government customers, as well as Internet access services for SOHO and residential customers.  Through its StarBand broadband-over-satellite service, Spacenet is offering broadband service to rural unserved markets in Alaska and Hawaii following a federal grant from the Rural Utility Service under the American Recovery and Reinvestment Act.

We have increased our ability to serve the managed network services market in the United States.  Traditionally focused mainly on the enterprise VSAT market, since 2006, Spacenet has expanded its offerings to include emergency communication services over VSAT to the state, local and industrial markets, as well as combined satellite and terrestrial managed service products to the enterprise market.

Spacenet is based in McLean, Virginia, and has 223 employees. In the year ended December 31, 2010, Spacenet had revenues of $ 79.4 million.

Services

Spacenet offers custom and standardized, pre-packaged network services that are sold under the Spacenet, Connexstar and StarBand brand names. These service lines target a variety of markets and applications, as is illustrated in the diagram below:

Spacenet’s custom network services for large enterprise, industrial and government customers include the design, development, and management of satellite, wireline and wireless broadband network solutions. Spacenet can provide secure private networks specifically sized and tuned to a customer’s application, protocol support, QoS and bandwidth needs. These networks may be delivered as a “private hub” (each set of hub baseband equipment is used for only one customer) or “virtual private hub” (hub equipment is shared among multiple customers but is logically partitioned to provide private hub benefits at a lower cost). Custom network configurations also include hybrid terrestrial and satellite or wireless networks in which Spacenet provides management of both network components, integrating them as a single WAN.

Spacenet’s standard Connexstar satellite services are optimized for popular customer applications, and are engineered to provide superior performance compared to other providers’ “one size fits all” solutions. Connexstar services are offered in full-time plans for primary network use or as on-demand services for emergency response and business continuity use.

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

Spacenet Integrated Government Solutions

SIGS was established in 2009 to address the growing market for government solutions and services. We have been expanding SIGS’ presence in the U.S. government market with the launch of targeted product offerings for new government customers in the U.S. Department of Defense and other federal agencies such as the Department of Homeland Security, FEMA and others In 2010, the U.S. division of RAS was integrated into SIGS.

SIGS’ initial government offerings are based on its ability to support critical first response satellite solutions. SIGS can point to Gilat’s and Spacenet’s proven track record with customized solutions for some of the most demanding communications requirements.  We effectively leverage our network customization capabilities to meet a variety of government network requirements helping it expand beyond the first responder market to other critical government networks. We believe that the establishment of SIGS will enable us to provide satellite solutions to additional government agencies that were not previously addressed by Spacenet, including the Department of Defense, and to develop long term strategies that assure customer needs are being met.

Network Operations and Customer Support

We operate teleport facilities with network operation centers, or NOCs, in Chicago, Illinois, and Marietta, Georgia. Our operations staff of more than 100 persons supervises network implementation and installation quality assurance, manages shared-hub and private-hub networks, provides first-level and escalated help desk/problem resolution, manages inventory and shipping, and dispatches field service/maintenance technicians. The Chicago NOC facility specializes in operation of high-availability networks for our largest enterprise and government customers. The Marietta NOC facility operates our managed network, Connexstar and StarBand services as well as first and second-level call centers. The McLean headquarters facility provides pilot and disaster recovery hub operations, fourth-tier network escalation and advanced network management and engineering services.

For many enterprise, industrial and government networks, we offer service level agreements providing guarantees on network uptime and availability as well as guaranteed network performance and issue resolution time. Spacenet's network management and operations features include diverse and scalable hub and satellite options, centralized network management center, extensive web-based tools for customers, dedicated program management and service automation.

Spacenet Sales and Marketing

We sell our enterprise, industrial and government services directly through a team of account executives as well as through a network of approximately 30 authorized enterprise, industrial and/or government service resellers, primarily telecom carriers, IT integrators and value-added resellers focused on specific industries.

Our StarBand SOHO services are sold both directly and through approximately 200 sales agents, that are typically direct-to-home satellite TV resellers and/or satellite Internet service resellers. Our distribution channel strategy is shown below:

Wavestream

Overview

Wavestream, founded in 2001, designs and manufactures next generation solid-state power amplifiers for mission-critical defense and broadcast satellite communications systems. Wavestream’s innovative, patented Spatial Power Advantage™  technology provides higher output power, greater reliability and lower energy usage in more compact packages than traditional amplifier solutions. Wavestream’s proven family of products meet the growing demand for greater efficiency and significant lifecycle cost reductions for satellite communications systems worldwide. Since 2005, Wavestream has built and deployed over 6,000 SSPAs worldwide. We acquired Wavestream in November 2010.

Wavestream’s headquarters, research and development, engineering and manufacturing facilities  are located in San Dimas, California, with an executive office in San Diego, California and a design center in Singapore. Wavestream has 171 employees.

Wavestream Market and Customers

Wavestream addresses the following applications and/or markets:

•
Defense Communications - satellite, airborne, troposcatter and highly secure point-to-point.  This market is typically categorized by customers requiring high quality products – at times for mission critical communications in extreme environmental conditions. The satellite terminals (e.g., VSAT, SCPC) are usually provided to the defense agencies via system integrators, and not directly from the power amplifier suppliers.

•
Government - public safety, emergency response and disaster recovery.  Similar to the market for defense agencies, though usually less demanding in terms of environmental conditions, these terminals are provided to various local, state and federal agencies that need to manage emergency communications. The satellite terminals (e.g., VSAT, SCPC) are usually provided via system integrators or service providers and not directly from the power amplifier suppliers.

•
Commercial terminals - A high power amplifier is used with high-end VSAT terminals for various applications where there is the requirement to transmit large amounts of data. Examples include Satellite News Gathering for video transmission, Remote Cellular Backhaul to connect remote cellular base-stations to the core network and Remote Operations (e.g., oil and gas platforms) where large amounts of data need to be transmitted, and no terrestrial alternative is available.

•
Commercial broadcast - Broadcast providers and teleport operators require high power amplifiers in order to transmit large carriers, such as for TV broadcast, multicast of video and high-speed IP connectivity.

Wavestream’s customers include General Dynamics, TCS and FEMA.

Wavestream Products

We believe that Wavestream has established market leadership with its compact, highly efficient SSPAs with a field-proven family of Ka, Ku, X and C-band products.  Wavestream’s products are designed and tested to meet strenuous requirements for temperature, shock and vibration, as well as over the full range of frequency and temperature.

The following figure describes the Wavestream products:

# Wavestream Solid State Power Amplifiers

| C-Band | X-Band | Ku-Band | Ka-Band |
|---|---|---|---|
| 600W | | | |
| 400W | | | |
| | 200W | 200W | |
| | | 100W | |
| | | 40W | 50W |
| | | 25W | 25W |
| | | 16W | |
| | | 12W | 12W |
| | | 8W | |

Power Levels

**Terminals: Flyaway, VSAT, On-the-Move (air, ground, sea)**
**Segments: DoD, Broadcast (Teleport/SNG), Search/Rescue/Recovery (Disaster Response)**

Competition

The telecommunications industry operates in a competitive market. In the equipment market, we face competition from other VSAT manufacturers, such as HNS, ViaSat, iDirect and a few other smaller manufacturers.

Raysat Antenna Systems’s competitors include Cobham, ERA, Starling, Orbit and Thinkom. This market is nascent, and not as mature as the fixed VSAT or satellite services markets.

In Peru and Colombia, where we primarily operate public rural telecom services, we typically encounter competition on government subsidized bids from various service providers, system integrators and consortiums. Some of these competitors offer solutions based on VSAT technology and some on alternate technologies (typically cellular, wireless local loop or WiMAX). As operators that offer terrestrial or cellular networks expand their reach to certain Gilat Peru & Colombia regions, they compete with our VSAT solutions. Examples of such competitors are Telefonica Peru, Empresas Telefonicas de Bogota, Internet Por Colombia and SkyNet.

The U.S. enterprise VSAT market is primarily served by Spacenet and HNS.  In addition, more recently, Spacenet's primary competitors in the enterprise WAN market are large terrestrial carriers such as AT&T, Verizon and Qwest.

Wavestream’s competitors are Comtech (which acquired Xicom in 2008), CPI, Codan, GD Satcom and Paradise. A COMSYS report from 2009 estimated that Wavestream’s market share grew from being close to zero in 2006 to13% in 2009 and that it is the leading vendor of mid-powered Ka power amplifiers.

Geographic Distribution of our Business

The following table sets forth our revenues by geographic area for the periods indicated below as a percent of our total sales:

	Years Ended December 31,
	2010	2009	2008
United States	35.8%	37.1%	39.9%
South America and Central America	36.2%	39.1%	27.5%
Asia	15.5%	15.9%	14.8%
Africa	7.0%	4.9%	13.3%
Europe	5.5%	3.0%	4.5%
Total	100.0%	100%	100.0%

Backlog

On December 31, 2010, our backlog for equipment sales and revenues from multi-year service contracts for our VSAT products was approximately $ 232 million, up from approximately $180 million at year-end 2009. Backlog does not include revenues from future traffic on our rural networks, future revenues from subscribers, from our consumer and enterprise operation and other cancelable agreements. Backlog is not necessarily indicative of future sales.  Many of our contracts can be terminated at the convenience of the customer.  In addition, some of our contracts may include product specifications that require us to complete additional product development.  Any inability to meet the specifications or complete the product development could lead to a termination of the related contract.

C.           Organizational Structure

Significant Subsidiary

1. Spacenet Inc.
2. StarBand Communications Inc.
3. Gilat Satellite Networks (Holland) B.V.
4. Gilat Colombia S.A. E.S.P
5. Gilat to Home Peru S.A
6. Gilat do Brazil Ltda.
7. Gilat Satellite Networks (Mexico) S.A. de C.V.
8. Wavestream Corporation
9. Raysat Antenna Systems LLC
10.  Raysat Antenna Systems Ltd.
Country/State of Incorporation Delaware Delaware Netherlands Colombia Peru Brazil Mexico Delaware Delaware Israel	% ownership 100% 100% 100% 100% 100% 100% 100% 100% 100% 100%

D.            Property, Plants and Equipment

Our headquarters are located in a modern office park which we own in Petah Tikva, Israel. This facility is comprised of approximately 380,000 square feet of office space, out of which approximately 234,300 square feet are currently used by us and approximately 145,700 square feet are subleased to third parties.

We have network operations centers in Marietta, Georgia and shared hub facilities in Chicago, Illinois, Peru and Colombia, from which we perform network services and customer support functions 24 hours a day, 7 days a week, 365 days a year.

We lease approximately 137,000 square feet of office space in McLean, Virginia. These offices house our personnel and also contain a stand by disaster recovery facility. In 2000 and 2002, we purchased and developed facilities on approximately 140,400 square feet of land in Backnang, Germany. Since May, 2002, these facilities are leased to a third party.  We own approximately 13,347 square feet of research and development and manufacturing facilities in Sofia, Bulgaria.  Wavestream currently occupies approximately 32,498 square feet of facilities for office space, research and development and manufacturing in San Dimas, California under a lease which will expire on November 30, 2011.  We are currently negotiating a lease for new facilities at another location in San Dimas to commence at the expiration of the current lease.  We also lease 24,111 square feet of manufacturing and office space in Rehovot, Israel, for Raysat Antenna Systems Israel Ltd., which we are planning to vacate in May 2011 when its operations will move to our property in Petah Tikva.

We also maintain facilities in Chicago, Illinois, Marietta, Georgia and in Brazil, Colombia, Mexico, Moldova, Singapore, San Diego and Peru, along with representative offices in Melbourne, Pretoria, Bangkok, New Delhi, Almaty, Jakarta, Moldova, and Moscow and small facilities in other locations throughout the world.

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

We have a large installed customer base and have shipped more than 750,000 VSAT units to customers in over 85 countries on six continents since 1989. We have 22 offices worldwide and two call centers to support our customers. Our products are primarily sold to communication service providers and operators that use VSATs to serve enterprise, government and residential users. Also, in the United States and certain countries in Latin America, we provide services directly to end-users in various market segments.

We currently operate three complementary businesses which are comprised of four reportable segments:

•	Gilat Worldwide, which is comprised of two reportable segments:

o
Gilat International, a provider of VSAT-based networks and associated professional services, including turnkey and management services, to telecom operators worldwide. Since our acquisition of RAS, Gilat International is also a provider of low-profile antennas, used for Satcom-On-The-Move antenna solutions.

o	Gilat Peru & Colombia, a provider of telephony, Internet and data services primarily for rural communities in Peru and Colombia under projects that are subsidized by government entities;

•	Spacenet Inc., a provider of satellite network services to enterprises, government, small office/home office, or SOHOs, and residential customers in the United States;

•	Wavestream, a provider of high power SSPAs, BUCs with field-proven, high performance solutions designed for mobile and fixed SATCOM systems worldwide, primarily in the defense market.

In March 2010 and in April 2010 we entered into definitive agreements to acquire RAS, and RaySat BG, a Bulgarian research and development center.  During July and August 2010, we closed the acquisitions of both companies.  In addition, we acquired Wavestream on November 29, 2010.

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

Critical Accounting Policies and Estimates

The preparation of the financial information in conformity with generally accepted accounting principles requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, mainly related to account receivables, inventories, deferred charges, long-lived assets, revenues, stock based compensation relating to options and contingencies. We base our estimates on historical experience and on various assumptions, including assumptions of third parties that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of the financial information included in this annual report.

Consolidation.  Our consolidated financial statements include the accounts of our company and those of our subsidiaries, in which we have a controlling voting interest, as well as entities consolidated under the variable interest entities or VIE provisions of ASC 810, "Consolidation" ("ASC 810") (formerly: Financial Accounting Standards Board ("FASB") Interpretation No. 46(R), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" ("FIN 46")). Inter-company balances and transactions have been eliminated upon consolidation.

We apply the provisions of ASC 810, which provides a framework for identifying VIEs and determining when a company should include the assets, liabilities, non-controlling interests and results of activities of a VIE in our consolidated financial statements.

In general, a VIE is a corporation, partnership, limited-liability corporation, trust, or any other legal structure used to conduct activities or hold assets that either (i) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (ii) has a group of equity owners that is unable to make significant decisions about its activities, (iii) has a group of equity owners that does not have the obligation to absorb losses or the right to receive returns generated by its operations or (iv) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both, and substantially all of the entity’s activities (for example, providing financing or buying assets) either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

ASC 810 requires a VIE to be consolidated by the party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) that has both of the following characteristics: (a) the power to direct the activities of a VIE that most significantly impacts the VIE’s economic performance; (b) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could be potentially be significant to the VIE.

A variable interest holder that consolidates the VIE is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIE's assets, liabilities and non-controlling interests at fair value and subsequently account for the VIE as if it were consolidated based on a majority voting interest. ASC 810 also requires disclosures about VIEs in which the variable interest holder is not required to consolidate but in which it has a significant variable interest.

Most of the activity of Gilat Colombia consists of operating subsidized projects for the government or the Compartel Projects. The Compartel projects were awarded to our Colombian subsidiaries in 1999 and 2002.

As required in the bid documents for the Compartel Projects, we established trusts, or the Trusts, and entered into a governing trust agreement for each project, or collectively, the Trust Agreements. The Trusts were established for the purpose of holding the network equipment, processing payments to subcontractors, and holding the funds received through the subsidy from the government until they are released in accordance with the terms of the subsidy and paid to us. The Trusts are a mechanism to allow the government to review amounts to be paid with the subsidy and to verify that such funds are used in accordance with the transaction document of the project and the terms of the subsidy. We generate revenues both from the subsidy, as well as from the use of the network that Gilat Colombia operates.

The Trusts are considered VIEs and we are identified as the primary beneficiary of the Trusts. As such, the Trusts were consolidated in our financial statements since their inception.

Under ASC 810, we perform ongoing reassessments of whether we are the primary beneficiary of a variable interest entity. As our assessment provides that we have the power to direct the activities of a VIE that most significantly impacts the VIE’s activities (we are responsible for establishing and operating the networks), the obligation to absorb losses of the VIE that could potentially be significant to the VIE and the right to receive benefits from the VIE that could potentially be significant to the VIE economic performance, we therefore concluded that we are the primary beneficiary of the Trusts. As such, the Trusts were consolidated in our financial statements since their inception.

As of December 2010 and 2009, the Trust's total assets, classified as "Restricted cash held by trustees" and total liabilities, classified as "Short-term advances from customers held by trustees" consolidated within the financial statements of the Company amounted to $ 1,004,000 and $ 2,137,000 respectively.

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

Revenues from product sales are recognized in accordance with SEC Staff Accounting Bulletin, or SAB No. 104, "Revenue Recognition", when delivery has occurred, persuasive evidence of an agreement exists, the vendor's fee is fixed or determinable, no further obligation exists and collectability is probable. When significant acceptance provision is included in the arrangement, revenues are deferred until the acceptance occurs. Generally, we do not grant rights of return. Service revenues are recognized ratably over the period of the contract or as services are performed, as applicable.

In accordance with ASC 605-25, "Revenue Recognition - Multiple-Element Arrangements" ("ASC 605-25") (formerly Emerging Issues Task Force, or EITF,  Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables, or EITF 00-21, a multiple-element arrangement), an arrangement that involves the delivery or performance of multiple products, services and/or rights to use assets is separated into more than one unit of accounting, if the functionality of the delivered element(s) is not dependent on the undelivered element(s), there is vendor-specific objective evidence (VSOE) of fair value of the undelivered element(s), and delivery of the delivered element(s) represents the culmination of the earnings process for those element(s). If these criteria are not met, the revenue is deferred until such criteria are met or until the period in which the last undelivered element is delivered. If there is VSOE for all units of accounting in an arrangement, the arrangement consideration is allocated to the separate units of accounting based on each unit's relative VSOE.

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

Cost of Revenues.  Cost of revenues, for both products and services, includes the cost of system design, equipment, satellite capacity, customer service, interconnection charges and third party maintenance and installation. Generally, for equipment contracts, cost of revenues is expensed as revenues are recognized. For network service contracts, cost of revenues is expensed as revenues are recognized over the term of the contract. For maintenance contracts, cost of revenues is expensed as the maintenance cost is incurred over the term of the contract. At each balance sheet date, we evaluate our inventory balance for excess quantities and obsolescence. This evaluation includes an analysis of sales levels by product and projections of future demand. In addition, we write-off inventories that are considered obsolete. Remaining inventory balances are adjusted to the lower of cost or market value. If future demand for our old or new products or market conditions is less favorable than our projections, inventory write-offs may be required and would be reflected in cost of revenues for such period.

Income Taxes. We account for uncertain tax position in accordance with ASC 740-10, "Income Taxes" ("ASC 740-10") , as amended by FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109" ("FIN 48"). ASC 740-10 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FAS 109. This interpretation prescribes a minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition of tax positions, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 requires significant judgment in determining what constitutes an individual tax position as well as assessing the outcome of each tax position. Changes in judgment as to recognition or measurement of tax positions can materially affect the estimate of the effective tax rate and consequently, affect the operating results of our company.

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

In accordance with the Compartel projects, the Colombian government transferred approximately $70 million to the Trust accounts. The money was released from the Trusts based on a schedule of payments and upon meeting certain operational milestones. As of December 31, 2008, approximately $51 million had been released from the Trusts to us and approximately $24 million was held in trust until certain operational milestones imposed by the Colombian government were met. In December 2008, after lengthy negotiations with the Colombia Ministry of Communications, we signed an addendum relating to the Compartel projects, modifying the operational milestones. The terms of the addendum  included the removal of thousands of telephony sites, which were determined to no longer be needed or used by the rural population in Colombia, the upgrade of technology, primarily in existing sites, entailing additional capital expenditure, the modification of the terms of the agreements and a release by each of the parties from all prior claims under the previous agreements. During 2009, the remainder of the $24 million was released from the Trusts following the successful implementation of the project and the meeting of the required indicators. In January 2010 and later in December 2010, the Ministry of Communications in Colombia extended and amended the agreements for the provision of services under the projects for years ending December 31, 2010 and 2011, respectively.

In accordance with the guidelines of ASC 360 (formerly FASB 144, “Accounting for the impairment or disposal of long lived assets”), we recorded an impairment of long lived assets and other charges with respect to the Compartel projects in Colombia of $5.0 million and $12.2 million in 2008 and 2007 respectively.

Goodwill. Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired. Under ASC 350 (formerly SFAS No. 142), goodwill is not amortized, but rather is subject to an annual impairment test. ASC 350 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired. Goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is determined using discounted cash flows. Significant estimates used in the fair value methodologies include estimates of future cash flows, future growth rates and the weighted average cost of capital of the reporting units. We have elected to perform the annual impairment tests in the fourth quarter of the year and did not identify any impairment losses as of December 31, 2010.

Subsequent to December 31, 2010, we identified certain indicators that may affect the carrying value of goodwill and\or other intangibles assets attributed to Wavestream. Should those indicators continue, we will be required to perform an interim impairment analysis that may affect the carrying value of goodwill and other intangibles assets or the amortization period of those intangible assets. We may also be required to reassess the value attributed to our contingent consideration obligation in connection with the Wavestream acquisition agreement.

Legal and Other Contingencies.  We are currently involved in certain legal and other proceedings and are also aware of certain tax and other legal exposures relating to our business. We are required to assess the likelihood of any adverse judgments or outcomes of these proceedings or contingencies as well as potential ranges of probable losses. A determination of the amount of accruals required, if any, for these contingencies is made after careful analysis. The accounting treatment related to income taxes exposure or contingencies has been assessed and provided in accordance with ASC 740, "Income Taxes" ("ASC 740") (formerly: SFAS No. 109, "Accounting for Income Taxes" and  ASC 740-10 (formally FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" )).  ASC 740-10 clarifies the accounting for income taxes, by prescribing the minimum recognition threshold that a tax position is required to meet before recognized in the financial statements. ASC 740-10 utilizes a two-step approach for evaluating tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) is only addressed if step one has been satisfied (i.e., the position is more-likely-than-not to be sustained), otherwise, a full liability in respect of a tax position not meeting the more-than-likely-than-not criteria is recognized.

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

Accounting for Stock-Based Compensation.  On January 1, 2006, we adopted the provisions of Standard ASC 718, "Compensation-Stock Compensation" ("ASC 718") (formerly: SFAR 123(R), "Share-Based Payment"), which requires us to measure all employee stock-based compensation awards using a fair value method and recognize such expense in our consolidated financial statements. We adopted ASC 718 using the modified prospective transition method, which requires the application of the accounting standard starting from January 1, 2006. We estimate the fair value of stock options granted using the Black-Scholes option pricing model, and the fair value of Restricted Share Units or RSU,  based on the market stock price on the date of grant. Prior to the adoption of ASC 718, we accounted for equity-based awards to employees and directors using the intrinsic value method in accordance with APB No. 25, "Accounting for Stock Issued to Employees" ("APB 25") as allowed under SFAS 123. Non-cash share-based compensation of $1.7 million was recorded in 2010. As of December 31, 2010, we had $5.7 million of total unrecognized compensation costs related to non-vested share-based awards granted under our stock option plans. That cost is expected to be recognized over a weighted average period of 1.6 years.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Revenues. Revenues for the years ended December 31, 2010 and 2009 for our four reportable segments were as follows:

	Year Ended			Year Ended
	December 31,			December 31,
	2010	2009	Percentage	2010	2009
	U.S. dollars in thousands		change	Percentage of revenues

Gilat Worldwide
Gilat International
Equipment	115,024	85,730	34.16%	49.37%	37.59%
Services	15,763	23,986	(34.26%)	6.77%	10.52%
	130,787	109,716	19.21%	56.14%	48.11%
Gilat Peru & Colombia
Equipment	69	109	(36.70%)	0.03%	0.05%
Services	35,793	46,567	(23.14%)	15.36%	20.42%
	35,862	46,676	(23.17%)	15.39%	20.47%
Spacenet
Equipment	18,185	17,438	4.28%	7.80%	7.65%
Services	61,174	66,099	(7.45%)	26.26%	28.98%
	79,359	83,537	(5.00%)	34.06%	36.63%

Wavestream
Equipment	4,041			1.73%
	4,041			1.73%
Intercompany Adjustments
Equipment	17,064	11,870	43.76%	7.32%	5.20%
	17,064	11,870	43.76%	7.32%	5.20%
Total
Equipment	120,255	91,407	31.55%	51.61%	40.08%
Services	112,730	136,652	(17.50%)	48.39%	59.92%
Total	232,985	228,059	2.16%	100.00%	100.00%

Revenues in 2010 increased by approximately $5 million compared to 2009, representing an increase of 2.16%.

Gilat International revenues increased by approximately $21 million, through both organic growth and acquisitions. The increase was derived mainly from an increase of approximately $6 million in Latin America, approximately $5.7 million in Europe, and approximately $5 million in Africa, which increases were offset by a decrease of approximately $0.9 in North America. In addition, intercompany sales, included in the international revenues, increased by approximately $5.2 million, mainly from sales to Spacenet to support the deployment of the networks in the gaming sector.

The increased 2009 revenues in Peru and Colombia as compared to 2010 is attributable to Colombia. During 2009, most of our revenues in Colombia derived from the release of approximately $24 million from a trust related to the execution the agreements with the Ministry of Communications. At the end of 2009, the Colombian Ministry of Communications extended those agreements for an additional one year, for a consideration of approximately $12 million resulting in lower revenues as compared to 2009.

Wavestream revenues represent only one month of operations as the acquisition was closed on November 29, 2010.

Revenues in 2010 were derived approximately 52% from equipment and 48% from services. In 2009, our revenues were derived approximately 40% from equipment and 60% from services. The decrease in the services portion of our revenues in 2010 is mainly attributable to the lower portion of revenues derived from our operations in Colombia and in Spacenet.

Gross profit. The gross profit of our four reportable segments for the years ended December 31, 2010 and 2009 was as follows:

	Year Ended		Year Ended
	December 31,		December 31,
	2010	2009	2010	2009
	U.S. dollars in thousands		Percentage of revenues per segment

Gilat Worldwide
Gilat International
Equipment	53,815	31,715	46.79%	36.99%
Services	2,264	12,446	14.36%	51.89%
	56,079	44,161	42.88%	40.25%
Gilat Peru & Colombia
Equipment	(17)	31	(24.64)%	28.44%
Services	8,598	14,141	24.02%	30.37%
	8,581	14,172	23.93%	30.36%
Spacenet
Equipment	3,725	3,696	20.48%	21.20%
Services	10,708	9,109	17.50%	13.78%
	14,433	12,805	18.19%	15.33%

Wavestream
Equipment	653		16.16%
	653		16.16%

Intercompany Adjustments	(108)	707	(0.63)%	5.96%
Total Gross Profit	79,854	70,431	34.27%	30.88%

Our gross profit margin increased to 34.27% in the year ended December 31, 2010, from 30.88% in 2009.  The increase in our gross margin is primarily attributable to Gilat International, which was partially offset by a decrease in gross profit from Colombia. The gross profit in international sales increased due to the increase in our equipment revenues which typically carry higher gross margins than our services business.

 In addition, our gross margin is affected by the regions in which we operate and the type of deals we consummate. During 2010, a higher portion of revenues were derived from regions that carry higher margins such as Eastern Europe, Africa and Latin America. The decrease in the gross margin for Peru and Colombia is primarily due to the lower level of revenues in Colombia while maintaining a similar level of fixed expenses there, compared to the previous year.

Gross margin for Wavestream represents only one month of operation and cannot be used as an indication for the level of their gross margin on a yearly basis. In addition, amortization expenses of approximately $1.2 million are included in Wavestream’s cost of sales. These amortization expenses relate mainly to the purchase price allocation in respect of technology and inventory. In general, Wavestream’s business is equipment based; and its gross margin on an annual basis, excluding the above amortization expenses, is expected to be similar to the margins in the Gilat International equipment business.

Our gross profit is affected year-to-year by the mix between equipment and services, the regions in which we operate, the size of our deals and the timing in which transactions are consummated. As such, we are subject to fluctuation in our business profits, which can lead to year-to-year fluctuations

When reported by segments, the results of Spacenet, Peru and Colombia are presented based on intercompany transfer prices. The intercompany adjustments line reflects the intercompany profits that were realized in order to adjust the transfer price to our cost.

Research and Development Expenses:

	Year Ended			Year Ended
	December 31,			December 31,
	2010	2009	Percentage	2010	2009
	U.S. dollars in thousands		Change	Percentage of revenues per segment

Gilat International
Expenses incurred	21,638	16,281	32.90%	16.54%	14.84%
Less - grants	3,249	2,311	40.59%	(2.48)%	(2.11)%
Total	18,389	13,970	31.63%	14.06%	12.73%
Wavestream -Expenses incurred	556			13.76%
Total , net	18,945	13,970	35.61%	14.05%	12.73%

Net research and development expenses increased by approximately $5 million in the year ended December 31, 2010, compared to the year ended December 31, 2009. This increase is in line with our strategy and efforts to develop new products for new markets and to augment the capabilities of our current products and due to the consolidation of the operations of RAS and Wavestream for a portion of the year. We expect that our gross research and development expenses will increase gradually throughout 2011, reflecting the full effect of the consolidation of Wavestream and RAS and our continuing efforts to enhance our current products and the development of new ones. The increase in our gross research and development expenses in 2010 was partially offset by a higher level of research and development grants of approximately $0.9 million due to the initiation of a new project.

Selling and marketing expenses. The selling and marketing expenses of our four reportable segments for the years ended December 31, 2010 and 2009 were as follows:

	Year Ended			Year Ended
	December 31,			December 31,
	2010	2009	Percentage	2010	2009
	U.S. dollars in thousands		change	Percentage of revenues per segment
Gilat Worldwide:
Gilat International	21,800	20,971	3.95%	16.67%	19.11%
Gilat Peru & Colombia	1,273	586	117.24%	3.55%	1.26%
Spacenet	9,949	7,581	31.24%	12.54%	9.07%
Wavestream	374			9.23%
Total	33,396	29,138	14.61%	14.33%	12.78%

Selling and marketing expenses increased by approximately $4.3 million in the year ended December 31, 2010, compared to the year ended December 31, 2009. This increase is primarily attributable to the higher level of sales incentives paid to our sales force related to higher bookings achieved during 2010 as compared to 2009. In addition, during 2010 we increased our headcount and expenses to support our strategy of entering into new markets and strengthening our position in existing ones.

General and administrative expenses.  The general and administrative expenses of our four reportable segments for the years ended December 31, 2010 and 2009 were as follows:

	Year Ended			Year Ended
	December 31,			December 31,
	2010	2009	Percentage	2010	2009
	U.S. dollars in thousands		change	Percentage of revenues per segment
Gilat Worldwide:
Gilat International	12,220	11,590	5.44%	9.34%	10.56%
Gilat Peru & Colombia	4,262	5,794	(26.44)%	11.88%	12.41%
Spacenet	12,854	10,603	21.23%	16.20%	12.69%
Wavestream	508			12.60%
Total	29, 844	27,987	6.64%	12.81%	12.27%

General and administrative expenses increased by approximately $1.9 million in 2010 as compared to 2009. In Gilat International, the increase is primarily attributable to the partial consolidation of RAS during the second half of 2010 and to higher stock based compensation expenses of approximately $0.5 million. In Spacenet, the increase is primarily attributable to the operations of SIGS, which began its operations at the end of 2009.

Costs related to acquisition transactions. In 2010, we completed the acquisitions of RAS and Wavestream for approximately $154 million, net of cash received. We recorded approximately $3.8 million in direct expenses related to these acquisitions. Such amount includes investment banker’s fees, legal and other professional expenses.

Financial expenses, net.  In the year ended December 31, 2010, we had financial expenses of approximately $0.6 million compared to financial income of approximately $1.0 million in 2009. The decrease of $1.6 million is mainly derived from significantly lower interest rates as well as the significant reduction in our total cash balance due to the acquisitions made during 2010.

Other Income. During 2010, we recorded $37.4 million in other income. This amount is comprised of: (i) the sale of our ownership interest in a company in which we invested in the past, and which investment had been previously written-off, for approximately $24.3 million, and (ii) approximately $13 million of proceeds to be received pursuant to a settlement agreement with a consortium of private equity investors in connection with the termination of the 2008 Merger Agreement. The total settlement agreement amounted to approximately $20 million. We recorded $13 million as other income, reflecting the portion we received in cash or secured by bank guarantees; the remainder is due in equal annual payments through 2013.

Taxes on income.  Taxes on income are dependent upon where our profits  are generated, such as the location and taxation of our subsidiaries. Taxes on income in 2010 were approximately $11 thousand compared to approximately $0.9 million in 2009. The decrease in taxes during 2010 was mainly attributable to: (i) income taxes derived from a tax refund in one of our subsidiaries in respect of previous years, (ii) deferred tax income we recorded due to temporary differences related to the amortization of intangible assets of Wavestream as part of the acquisition purchase price allocation; and (iii) the reversal of a tax provision due to the expiration of the statute of limitations. These income taxes were offset by tax expenses derived from our activities in Latin America.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

In the years ended December 31, 2009 and 2008, we operated under three reportable segments which comprised of Gilat International, Gilat Peru & Colombia and Spacenet.

Revenues. Revenues for the years ended December 31, 2009 and 2008 for our three reportable segments were as follows:

	Year Ended			Year Ended
	December 31,			December 31,
	2009	2008	Percentage	2009	2008
	U.S. dollars in thousands		change	Percentage of revenues

Gilat Worldwide:
Gilat International
Equipment	85,730	136,500	(37.19)%	37.59%	51.02%
Services	23,986	25,420	(5.64)%	10.52%	9.50%
	109,716	161,920	(32.24)%	48.11%	60.52%
Gilat Peru & Colombia
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

Revenues in 2009 decreased by approximately $39 million compared to 2008, representing a decrease of 14.75%. The decrease in our revenues was attributed mainly to the global economic conditions and the recession in the United States during 2009, specifically during the first half of 2009, leading to conservative spending in the telecom sector and postponement or reduction of capital expenditures.

International revenues decreased by approximately $52.2 million, reflecting a decrease in revenues derived from sales to third parties of approximately $38.8 million, and approximately $13.4 million of intercompany revenues derived from sales to Spacenet. The decrease in Gilat International revenues is primarily  attributable to an approximately $24.3 million decrease in sales to the Africa region and to a decrease of approximately $5.3 million in sales to Eastern Europe.

Spacenet revenues decreased by approximately $22.8 million. The reduction is attributable to tight market conditions in the United States together with the difficult economic environment. The decrease is primarily due to a decline in sales of network equipment and connectivity services to customers that provide technology services in the gaming sector, of approximately $10.2 million as compared to 2008, and from a decline of sales in the consumer sector, which decreased by approximately $4.7 million as compared to 2008.

The decrease in revenues both in Gilat International and Spacenet was slightly offset by increased revenues of approximately $22.1 million from our Colombia operation. This increase in revenues was primarily due to the release of approximately $ 24 million of restricted cash from a Trust in Colombia. The total revenues derived from the released of the restricted cash were slightly offset by a reduction in traffic revenues.

Revenues in 2009 were derived approximately 40% from equipment and 60% from services. In 2008, our revenues were derived approximately 56% from equipment and 44% from services. The increase in the service portion of our revenues in 2009 is mainly attributable to the higher portion of revenues derived from our operations in Colombia together with the decrease of Gilat International revenues, which are typically from the sale of equipment.

Gross profit. The gross profit for the years ended December 31, 2009 and 2008 for our three reportable segments was as follows:

	Year Ended		Year Ended
	December 31,		December 31,
	2009	2008	2009	2008
	U.S. dollars in thousands		Percentage of revenues per segment

Gilat Worldwide:
Gilat International
Equipment	31,715	58,547	36.99%	42.90%
Services	12,446	8,354	51.89%	32.90%
	44,161	66,901	40.25%	41.30%

Gilat Peru & Colombia	31	43	28.44%	25.30%
Equipment	14,141	(2,992)	30.37%	(12.30)%
Services	14,172	(2,949)	30.36%	12.00%

Spacenet
Equipment	3,696	11,704	21.20%	30.00%
Services	9,109	8,952	13.78%	13.30%
	12,805	20,656	15.33%	19.40%
Intercompany Adjustments	707	1,344	5.96%	5.30%
Total Gross Profit	70,431	85,952	30.88%	32.10%
Our gross profit margin decreased to 30.88% in the year ended December 31, 2009 from 32.10% in the year ended December 31, 2008.  The decrease in the gross profit was due to a decrease in the Company’s revenues, mainly in Gilat International and Spacenet. In general, Gilat International’s revenues carry higher margins compared to Spacenet and Gilat Peru & Colombia. The decrease in Gilat International’s gross profit is due to its lower level of revenues together with the decrease in the Gilat International portion of the total revenues of our other segments. The decrease in Spacenet’s gross profit was primarily due to the decrease in revenues, while maintaining a similar level of fixed expenses compared to the previous year.

The decrease in our gross profits was offset in part by the increase from Gilat Colombia operations, which carried higher gross margins primarily as a result of the release of the restricted cash and the related revenues, which carried a low level of incremental expense resulting in higher margins. During 2009, we took certain cost cutting measures, which included reduction in salary levels and in head count, mainly in Gilat International. Those cost cutting measures slightly offset the reduction in Gilat International’s gross margins. Our gross profit is affected year-to-year by the mix between equipment and services, the regions in which we operate the size of our deals and the timing in which transactions are consummated. As such, we are subject to lumpiness in our business profits, which can lead to year-to-year fluctuations

When reported by segment, the results of Spacenet and Gilat Peru & Colombia are presented based on intercompany transfer prices. The intercompany adjustments line reflects the intercompany profits that were realized in order to adjust the transfer price to our cost.

Research and Development Expenses:

	Year Ended			Year Ended
	December 31,			December 31,
	2009	2008	Percentage	2009	2008
	U.S. dollars in thousands		change	Percentage of revenues per segment

Gilat International
Expenses incurred	16,281	18,702	(12.95)%	14.84%	11.55%
Less - grants	2,311	1,760	31.31%	(2.11)%	(1.09)%
Total Gilat International	13,970	16,942	(17.54)%	12.73%	10.46%

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

Selling and marketing expenses. The selling and marketing expenses of our three reportable segments for the years ended December 31, 2009 and 2008 were as follows:

	Year Ended			Year Ended
	December 31,			December 31,
	2009	2008	Percentage	2009	2008
	U.S. dollars in thousands		change	Percentage of revenues per segment
Gilat International	20,971	25,741	(18.53)%	19.11%	15.90%
Spacenet	7,581	9,309	(18.56)%	9.07%	8.80%
Gilat Peru & Colombia	586	733	(20)%	1.26%	3.00%
Total	29,138	35,783	(18.57)%	12.78%	13.40%

Selling and marketing expenses decreased by approximately $6.6 million in the year ended December 31, 2009, compared to the year ended December 31, 2008. This decrease is primarily attributable to a reduction in sales related expenses, specifically $3.2 million related to reduced sales commissions, as a result of the reduction in revenues. An additional decrease of approximately $2.4 million is related to the cost cutting measures taken during 2009, which included a reduction in salary levels and headcount.

         General and administrative expenses.  The general and administrative expenses of our three reportable segments for the year ended December 31, 2009 and 2008 were as follows:

	Year Ended			Year Ended
	December 31,			December 31,
	2009	2008	Percentage	2009	2008
	U.S. dollars in thousands		change	Percentage of revenues per segment
Gilat International	11,590	14,712	(21.22)%	10.56%	9.09%
Spacenet	10,603	8,939	18.62%	12.69%	8.40%
Gilat Peru & Colombia	5,794	6,168	(6.06)%	12.41%	25.13%
Total	27,987	29,819	(6.14)%	12.27%	11.15%

General and administrative expenses decreased by approximately $1.8 million in 2009 compared to 2008. The decrease is primarily attributable to cost cutting measures taken during 2009 of approximately $2.3 million, which included reductions in salary levels and headcount and a decrease of approximately $1.4 million in rent and maintenance expenses, mainly due to increased income derived from the rental of a portion of our facilities in Petah Tikva.  The decrease in expenses during 2009 was partially offset by an increased bad debt provision of approximately $1.8 million.

Financial income, net.  In the year ended December 31, 2009, we had financial income of approximately $1.0 million, compared to financial income of approximately $1.3 million in 2008. The decrease in our financial income is mainly attributable to the decrease in income derived from interest on held-to-maturity marketable securities and short term deposits and from exchange differences between local currency and the U.S. dollar in the countries where some of our subsidiaries are located.

Other Income.  During the year ended December 31, 2009, we sold our remaining ownership interest in a company in which we invested in the past and which investment had been previously written-off. Our proceeds from this sale were approximately $2.6 million.

Taxes on income.  Taxes on income are dependent upon where our profits  are generated, such as the location and taxation of our subsidiaries. Taxes on income in 2009 were approximately $0.9 million compared to approximately $1.4 million in 2008. The slight decrease in taxes during 2009 was not due to any particular change in policy or event.

Variability of Quarterly Operating Results

Our revenues and profitability may vary from quarter to quarter and in any given year, depending primarily on the sales mix of our family of products and the mix of the various components of the products (i.e. the volume of sales of remote terminals versus hub equipment), sale prices, and production costs, as well as on entering into new service contracts, the termination of existing service contracts, or different profitability levels between different service contracts. Sales of our products to a customer typically consist of numerous remote terminals and related hub equipment, which carry varying sales prices and margins.

Annual and quarterly fluctuations in our results of operations may be caused by the timing and composition of orders by our customers and the timing of our ability to recognize revenues. Our future results may also be affected by a number of factors, including our ability to continue to develop, introduce and deliver new and enhanced products on a timely basis and expand into new product offerings at competitive prices, to integrate our recent acquisitions, to anticipate effectively customer demands and to manage future inventory levels in line with anticipated demand. Our results may also be affected by currency exchange rate fluctuations and economic conditions in the geographical areas in which we operate. In addition, our revenues may vary significantly from quarter to quarter as a result of, among other factors, the timing of new product announcements and releases by our competitors and us. We cannot be certain that revenues, gross profit and net income (or loss) in any particular quarter will not vary from the preceding or comparable quarters. Our expense levels are based, in part, on expectations as to future revenues. If revenues are below expectations, operating results are likely to be adversely affected. In addition, a substantial portion of our expenses are fixed (i.e. space segment, lease payments), and adjusting the expenses in cases where revenues drop unexpectedly often takes considerable time. As a result, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Due to all of the foregoing factors, it is possible that in some future quarters our revenues or operating results will be below the expectations of public market analysts or investors. In such event, the market price of our shares would likely be materially adversely affected.

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

The influence on the U.S. dollar cost of our operations in Israel relates primarily to the cost of salaries in Israel, which are paid in NIS and constitute a substantial portion of our expenses in NIS. In 2010, the rate of inflation in Israel was 2.7% and the U.S. dollar depreciated in relation to the NIS at a rate of 6%, from NIS 3.775 per $1 on December 31, 2009 to NIS 3.549 per $1 on December 31, 2010. In the period ended December 31, 2009 inflation in Israel was 3.9% while the U.S. dollar depreciated in relation to the NIS at a rate of 0.7%. If future inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of such devaluation lags behind increases in inflation in Israel, our results of operations may be materially adversely affected. In 2009 and 2010, in order to limit these risks, we entered into hedging agreements to cover certain of our NIS to US dollar exchange rate exposures.

Regarding the changes in the value of other foreign currencies in relation to the U.S. dollar, our monetary balances that are not linked to the U.S. dollar impacted our financial expenses during 2010 and 2009. This is due to heavy fluctuations in currencies in certain regions of Latin America in which we do business. There can be no assurance that in the future our results of operations may not be materially adversely affected by other currency fluctuations.

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

Israeli companies are subject to income tax on their worldwide income.  Pursuant to tax reform legislation that came into effect in 2003, the corporate tax rate was subject to staged reductions to 25% by the year 2010.   In July 2009, Israel's Parliament (the Knesset) passed the Economic Efficiency Law (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribes, among other things, an additional gradual reduction in the Israeli corporate tax rate and real capital gains tax rate starting from 2011 to the following tax rates: 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%. However, the effective tax rate payable by a company that derives income from an Approved Enterprise or Benefited Enterprise, discussed further below, may be considerably less.

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

                According to the Amendment, tax-exempt income generated under the provisions of the Amendment will be subject to taxes upon distribution or liquidation and we may be required in the future to record deferred tax liabilities with respect to such tax-exempt income. As of December 31, 2010, we did not generate income under the provisions of the Amendment.

                Currently, we have nine Approved Enterprise programs under the alternative route of the Investment Law. The period of benefits for all of these programs has expired. See "Item 10:  Additional Information - Israeli Taxation." In addition, our company chose 2005 as the year of election for a new Benefited Enterprise under the amendment.

                We expect to derive a substantial portion of our operating income, when we become profitable for Israeli tax purposes from future Benefited Enterprise facilities. We may therefore be eligible for a tax exemption for a limited period on undistributed Benefited Enterprise income, and an additional subsequent period of reduced corporate tax rates ranging between 10% and 25%, (rather than the regular corporate tax rate which is 25% in 2010 and gradually scheduled to be reduced to 18% in 2016), depending on the level of foreign ownership of our shares, on undistributed such Benefited Enterprise income. Income from sources other than the "Approved Enterprises" or “Benefited Enterprises” "during the relevant period of benefits will be taxable at the regular corporate tax rates.

In January 2011, new legislation that constitutes a major amendment to the Investment Law was enacted (the "Amendment Legislation"). Under the Amendment Legislation, a uniform rate of corporate tax will apply to all qualified income of certain Industrial Companies, as opposed to the current law's incentives that are limited to income from Approved Enterprises during their benefits period. According to the Amendment Legislation, the uniform tax rate will be 10% in areas in Israel that will be designated as Development Zone A and 15% elsewhere in Israel during 2011-2012, 7% and 12.5%, respectively, in 2013-2014,  and 6% and 12%, respectively, thereafter. Certain "Special Industrial Companies" that meet certain criteria will enjoy further reduced tax rates of 5% in Zone A and 8% elsewhere. The profits of these Industrial Companies will be freely distributable as dividends, subject to a 15% withholding tax (or lower, under an applicable tax treaty). We are not located in a Development Zone A area.

Under the transitory provisions of the Amendment Legislation, a company may elect whether to irrevocably implement the new law in its Israeli company, while waiving benefits provided under the current law, or rather to keep implementing the current law during the next years. Changing from the current law to the new law is permissible at any stage. We are examining the possible effect of the Amendment Legislation on its results.

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

Impact of Recently Issued Accounting Pronouncements

In January 2010, the FASB updated the "Fair Value Measurements Disclosures" codified in ASC 820. More specifically, this update requires an entity to disclose separately: (a) the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances and settlements to be presented separately (i.e. present the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). This update clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value, and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs. As applicable to the Company, this update became effective as of the first quarter ended December 31, 2010, except for the gross presentation of the Level 3 roll forward information, which is required for annual reporting as of December 31, 2010. The adoption of the new guidance did not have a material impact on the Company's consolidated financial statements.

In June 2009, the FASB issued an update to ASC 810, "Consolidation", which, among other things (i) requires ongoing reassessments of whether an entity is the primary beneficiary of a variable interest entity, and eliminates the quantitative approach previously required for determining the primary beneficiary of a variable interest entity; (ii) amends certain guidance for determining whether an entity is a variable interest entity; and (iii) requires enhanced disclosure that will provide users of financial statements with more transparent information about an entity's involvement in a variable interest entity. The update is effective for interim and annual periods beginning after November 15, 2009. The adoption of the new guidance did not have a material impact on our consolidated financial statements.

In October 2009, the FASB issued ASU 2009-13, Multiple-Deliverable Revenue Arrangements, (amendments to FASB ASC Topic 605, Revenue Recognition) (“ASU 2009-13”) and ASU 2009-14, Certain Arrangements That Include Software Elements, (amendments to FASB ASC Topic 985, Software) (“ASU 2009-14”). ASU 2009-13 requires entities to allocate revenue in an arrangement using estimated selling prices of the delivered goods and services based on a selling price hierarchy. The amendments eliminate the residual method of revenue allocation and require revenue to be allocated using the relative selling price method. ASU 2009-14 removes tangible products from the scope of software revenue guidance and provides guidance on determining whether software deliverables in an arrangement that includes a tangible product are covered by the scope of the software revenue guidance. ASU 2009-13 and ASU 2009-14 should be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. We are currently assessing the impact of these amendments to the ASC on our accounting and reporting systems and processes.

In February 2010, the FASB issued ASU 2010-09 - amendments to certain recognition and disclosure requirements of Subsequent Events codified in ASC 855. This update removes the requirement to disclose the date through which subsequent events were evaluated in both originally issued and reissued financial statements for "SEC Filers." An entity that is a conduit bond obligor (as defined) should evaluate subsequent events through the date that the financial statements are issued, and it should disclose the date through which subsequent events were evaluated. All other entities are required to evaluate subsequent events through the date that the financial statements are available to be issued and also must disclose that date. Other than SEC Filers, all entities are required to disclose the date that financial statements are reissued only if they have been revised for an error correction or retrospective application of GAAP. The adoption of the new guidance did not have a material impact on our consolidated financial statements.

In December 2010, the EITF issued ASU 2010-28, When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts codified in ASC 350, "Intangibles - Goodwill and Other". Under ASC 350, testing for goodwill impairment is a two-step test, in which Step 1 compares the fair value of the reporting unit to its carrying amount. If the fair value of the reporting unit is less than its carrying value, Step 2 is completed to measure the amount of impairment, if any. This ASU modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 if it appears more likely than not that a goodwill impairment exists.

In determining whether it is more likely than not that a goodwill impairment exists, an entity would consider whether there are any adverse qualitative factors indicating that an impairment may exist (e.g., a significant adverse change in the business climate). The adoption of the new guidance did not have a material impact on our consolidated financial statements.

In December 2010, the EITF issued ASU 2010-29, Disclosure of Supplementary Pro Forma Information for Business Combinations codified in ASC 805, "Business Combinations". This ASU responds to diversity in practice about the interpretation of the pro forma disclosure requirements for business combinations. When a public entity’s business combinations are material on an individual or aggregate basis, the notes to its financial statements must provide pro forma revenue and earnings of the combined entity as if the acquisition date(s) had occurred as of the beginning of the annual reporting period. The ASU clarifies that if comparative financial statements are presented, the pro forma disclosures for both periods presented (the year in which the acquisition occurred and the prior year) should be reported as if the acquisition had occurred as of the beginning of the comparable prior annual reporting period only and not as if it had occurred at the beginning of the current annual reporting period. The ASU also expands the supplemental pro forma disclosure requirements to include a description of the nature and amount of any material non-recurring adjustments that are directly attributable to the business combination. The disclosure requirement of ASU 2010-29 is reflected in the note regarding Pro Forma Information regarding the acquisition of RAS and Wavestream. See also Note 1 to our consolidated financial statements.

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

As of December 31, 2010, we had cash and cash equivalents of $ 57.2 million, short-term and long-term restricted cash of $ 8.4 million, short-term restricted cash held in trustees' accounts of $ 1.0 million and short term bank credit of $2.1 million.  As of December 31, 2009, we had cash and cash equivalents of $122.7 million, short term bank deposits of $31.7 million, short-term and long-term restricted cash of $6.7 million and short-term restricted cash held in trustees' accounts of $2.1 million.

We believe that our working capital is sufficient for our present requirements.

As of December 31, 2010, our accumulated debt was approximately $61.7 million, comprised of long-term loans of $ 45.2 million, convertible subordinate notes of approximately $14.4 million and current maturities of long-term loans and convertible notes of $ 2.1 million.

The long term loans are primarily compromised of a loan we received in December 2010 in the amount of $40 million from First International Bank of Israel. Under the provisions of that loan, we undertook to satisfy two material covenants: free cash of $15 million and a net debt to EBITDA ratio of 3.5. We believe that as of December 31, 2010 we are in compliance with these two covenants.

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

The following table summarizes our cash flows for the periods presented:

	Years ended December 31,
	2010	2009	2008
	US Dollars in thousands
Net cash provided by (used in) operating activities	12,920	(206)	(19,620)
Net cash provided by (used in) investing activities	(108,208)	59,189	(25,507)
Net cash provided by (used in) financing activities	29,845	(11,009)	(2,168)
Effect of exchange rate changes on cash and cash equivalents	9	782	(1,596)
Net increase (decrease) in cash and cash equivalents	(65,434)	48,756	(48,891)
Cash and cash equivalents at beginning of the period	122,672	73,916	122,807
Cash and cash equivalents at end of the period	57,238	122,672	73,916

Our cash and cash equivalents decreased by approximately $65.4 million during the year ended December 31, 2010 as a result of the following:

Operating activities. Cash provided by operating activities was approximately $12.9 million in 2010 compared to cash used in operating activities of approximately $0.2 million in 2009. The improvement in our operating cash flow during 2010 is mainly attributable to other income of approximately $13 million, out of which $11 million received in cash, derived from our settlement agreement with a consortium of private equity investors in connection with the termination of the 2008 Merger Agreement.

Investing activities. Cash used in investing activities was approximately $108.2 million, mainly attributable to our acquisition of both RAS and Wavestream, for a total amount of approximately $154 million, net of cash received. This amount was offset by $24.3 million derived from the sale of our ownership interest in a company in which we invested in the past, and which investment had been previously written-off, and from net proceeds of-held-to-maturity marketable securities and short term deposits of approximately $32 million.

Financing activities. Cash provided by financing activities was approximately $29.8 million, primarily from the proceeds of a long term bank loan of $40 million repayable over 10 years with a fixed interest rate of 4.77%, offset by repayment of a long term loan and convertible notes and short term bank credit of $10.2 million.

Our cash and cash equivalents increased by approximately $49 million during the year ended December 31, 2009 as a result of the following:

Operating activities. Cash used in operating activities was approximately $0.2 million compared to $19.6 million in 2008. The improvement in our operating cash flow during 2009 is mainly attributable to ongoing efforts to manage our working capital by focusing on improving payment terms and collection from customers, as well as utilization of existing inventory on the one hand, while maintaining an efficient budget and expense control on the other hand.

Our days sales outstanding, or DSO, at the end of 2009, was 73 days compared to 81 days at the end of 2008, reflecting a decrease in our account receivables balance of approximately $14.3 million. In addition, our other assets and inventory decreased by approximately $6.5 million and $9 million respectively. These decreases were entirely offset by a decrease in an account payable of approximately $6.9 million, a decrease in accrued expenses of approximately $6 million, a decrease in an advance from customers held by trustees of approximately $22 million, and a decrease in other account payables and other long term liabilities of approximately $9.9 million.

Investing activities.  Cash provided in investing activities was approximately $59.2 million, mainly attributable to net proceeds from held to maturity marketable securities and short term deposits of approximately $32.5 million, net proceeds from the release of restricted cash held by trustees of approximately $21.8 million and proceeds from other restricted cash of approximately $7.7 million. In addition, we generated an additional $2.6 million from the sale of an investment accounted for at cost. All of the above was offset by the purchase of approximately $4.5 million of property and equipment. Purchase of property and equipment in 2009 decreased by approximately $9.8 million compared to 2008, due to reduced purchases which resulted from lower revenues derived from network installations.

Financing activities.  Cash used in financing activities was approximately $11 million, primarily from the repayment of a long term loan of $4.3 million and a short term bank credit of $6.5 million.

C.            Research and Development

We devote significant resources to research and development projects designed to enhance our VSAT, Satcom-On-The-Move antennas and SSPA products, to expand the applications for which they can be used and to develop new products. We intend to continue to devote research and development resources to complete development of certain features, to improve functionality, including supporting higher throughput, to improve space segment utilization, and to reduce the cost of our products.

Following the acquisition of RAS and Wavestream, our research and development activities have expanded to include facilities in Bulgaria and San Dimas, California.  The Bulgarian center is dedicated to developments related to our Satcom-On-The-Move antennas and Wavestream’s facilities are focused on the continuing design and development for SSPAs.

We devoted significant research and development resources in 2010, 2009 and 2008 to the development of our SkyEdge family of products. We develop our own network software and software for our VSATs. Our resources in 2010 were also used for the newly acquired family of products from Raysat and Wavestream.

We generally license our software and third party software to customers as an incidental part of the sale of our network products and services.

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

In accordance with an agreement entered in 2001 with the Chief Scientist, we are eligible to participate in a program under which we can receive future research and development grants for generic research and development projects in Israel without any royalty repayment obligations.

The following table sets forth, for the years indicated, our gross research and development expenditures, the portion of such expenditures which was funded by non-royalty bearing grants and the net cost of our research and development activities:

	Years ended December 31,
	2010	2009	2008
	(U.S. dollars in thousands)
Gross research and development costs	22,194	16,281	18,702
Less:
Non-royalty-bearing grants	3,249	2,311	1,760

Research and development costs - net.	18,945	13,970	16,942

D.	Trend Information

The satellite communications industry is moving toward Ka technology, to employ multi-beam transmission for more efficient use of space segment.  We believe that development of products using this technology will be an important competitive factor in the VSAT market.  We are continuing our efforts to enhance our current products and develop new ones to support the advantages of this technology.

In the past few years the satellite communications market has experienced increasing competition both from within its sector and from competing communication technologies. Specifically, the expansion of cellular coverage in rural areas worldwide, increased terrestrial infrastructures as well as the advancement of wireless technologies, increases the options for our potential and existing customers. In addition, the number of satellite communications providers in the market has increased and prices of technologies continue to decline. Another development in our industry is the increasing demand for complete solutions which encompass far more than a single platform of a communications solution.

We estimate that the political environment in Israel could continue to prevent certain countries from doing business with us and this, in addition to the increased competition and reduced prices in the telecommunications industry overall, may have adverse effects on our business. Given all of the above, we cannot guarantee or predict what our sales will be, what trends will develop, and if any changes in our business and marketing strategy will be implemented.

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

As of December 31, 2010, the aggregate amount of bank guarantees outstanding to secure our various performance obligations was approximately $ 6.1 million, including an aggregate of approximately $ 2.1 million on behalf of our subsidiary in Peru. We have restricted cash of approximately $0.8 million as collateral for these guarantees.

In order to guarantee our performance obligations for our Colombian activities, we purchased insurance from a local insurance company in Colombia. We have provided the insurance company with various corporate guarantees, guaranteeing our performance and our employee salary and benefit costs in excess of approximately $ 36.8 million and $ 7.9 million, respectively.

In addition, we have provided bank guarantees of approximately $ 4.9 million for certain office leases world-wide and have restricted cash of approximately $ 4.6 million as collateral for these guarantees.

We also provided approximately $1 million of other guarantees of as of December 31, 2010 and have restricted cash of approximately $ 0.5 million as collateral for these guarantees.

F.            Tabular Disclosure of Contractual Obligations

The following table summarizes our minimum contractual obligations as of December 31, 2010 and the effect we expect them to have on our liquidity and cash flow in future periods:

Contractual Obligations	Payments due by period (in U.S dollars in thousands)
	Total	2011	2012-2013	2014-2015	2016 and after
Short term bank credit	2,129	2,129	-	-	-
Long-term loans *	46,548	1,346	9,193	9,070	26,939
Convertible subordinated notes	15,219	840	14,379	-	-
Accrued interest related to restructured debt (including $600 thousands of short term accrued expenses)	1,175	600	575	-	-
Capital lease obligations	1,747	970	777	-	-
Operating lease	111,141	28,569	43,775	30,156	8,641
Purchase obligations	18,881	18,881	-	-	-
Other long-term debt	4,049	250	500	3,299	-
Total contractual cash obligations	200,889	53,585	69,199	42,525	35,580

(*) Future interest payments are not included due to variability in interest rates

ITEM 6:                 DIRECTORS AND SENIOR MANAGEMENT

A.            Directors and Senior Management

           The following table sets forth the name, age, position(s) and a brief account of the business experience of each of the directors and executive officers:

Name	Age	Position(s)
Amiram Levinberg	55	Chairman of the Board of Directors and Chief Executive Officer
Jaron Lotan	53	Chief Operating Officer
Andreas Georghiou	61	Chief Executive Officer, Spacenet Inc.
Clifton L. Cooke, Jr.	63	President and Chief Executive Officer, Wavestream
Ari Krashin	38	Chief Financial Officer
Haim Benyamini(1)(2)(3)	71	External Director
Jeremy Blank	32	Director
Gilead Halevy	44	Director
Ehud Ganani(3)	58	Director
Leora Meridor(1)(2)(3)	63	External Director
Karen Sarid(1)(2)(3)	60	Director
Izhak Tamir(1)	58	Director

(1)	Member of our Audit Committee.

(2)	Member of Compensation and Stock Option Committee.

(3)	Member of Nominating Committee.

Amiram Levinberg co-founded our company and served as a member of our board of directors since our inception and until April 2004. Since July 18, 2005, Mr. Levinberg has served as our Chairman of the Board and Chief Executive Officer. From July 1995 and until April 15, 2003, he served as our President.  Until 2002, Mr. Levinberg also served as our Chief Operations Officer. From 1987 and until July 1995, Mr. Levinberg served as our Vice President of Engineering.  From 1977 to 1987, Mr. Levinberg served in a research and development unit of the Israel Defense Forces, where he managed a large research and development project. Mr. Levinberg was awarded the Israel Defense Award in 1988.Mr. Levinberg also serves on the board of directors of Orckit Communications Ltd., a company traded on the NASDAQ Global Market, Cardboard Industries and Kargal, a cardboard manufacturer in Israel.  Mr. Levinberg holds a B.Sc. degree in Electrical Engineering and Electronics and a M.Sc. degree in Digital Communications, both from the Technion - Israel Institute of Technology in Haifa.

Jaron Lotan joined Gilat as Chief Operating Officer in April 2010. Mr. Lotan served as the Chairman of Magink Display Technologies Ltd. between 2006 and 2009 and has served as a director since 2009. Mr Lotan served as the Chairman of Negevtech between 2007 and 2008 and has served as the Chairman of Radview (OTC:RDVWF) since 2006. Mr. Lotan was the President and Chief Executive Officer of Tecnomatix Technologies Ltd. (NASDAQ: TCNO) from 2002 and until the sale of Tecnomatix to UGS Corp. in 2005. From 1992 until 2002 Mr. Lotan held various positions at Orbotech Ltd., a leading supplier of AOI and other productivity solutions for the electronics industry. Mr. Lotan's last position with Orbotech was Corporate Executive Vice President for Business and Strategy. Prior to joining Orbotech Ltd., (1984 – 1992)  Mr. Lotan co-founded and was Corporate VP Sales & Marketing and General Manager of North America for Rosh Intelligent Systems Inc., a software company offering knowledge based solutions to customer support organizations. Mr. Lotan holds a B.A. in Economics and Mathematics and an M.A. in Economics, both from the Hebrew University in Jerusalem.

Andreas Georghiou has served as the Chief Executive Officer of Spacenet Inc. since August 2006.  Prior to joining Spacenet, Mr. Georghiou had been with SES Americom and its predecessor, GE Americom, a unit of GE Capital, for over 20 years in various leadership roles.  Immediately prior to joining our company, Mr. Georghiou served as Chief Commercial Officer at SES Americom and prior to that and through July 2005, he served as the Senior Vice President of Business Operations. From 2003 through July 2006, Mr. Georghiou also served as President of Americom Asia Pacific, a regional satellite venture of SES.  From 1994 to 2003, Mr. Georghiou served as the Senior Vice President of Sales and Marketing for Global Satellite Services at GE Americom.  From 1992 to 1994, Mr. Georghiou served as Americom’s Director of Business Development.  While at GE Americom, Mr. Georghiou also served as an officer of GE Capital.  In addition, Mr. Georghiou held various positions at RCA Corporation including IT Manager, Director of Treasury Planning and Manager of Operations Research, at the David Sarnoff Research Center.  Mr. Georghiou is a member of the board of directors of Society of Satellite Professionals International (SSPI) and has served as a member of the Corporate Leadership Advisory Council of the U.S. Chamber of Commerce.  Mr. Georghiou holds B.Sc degree from the University of Pennsylvania, and a Masters of Science degree from the Wharton School, where he studied as a Fulbright Scholar.

Clifton L. Cooke, Jr. has served as the President and Chief Executive Officer of Wavestream since January 1, 2009. Mr. Cooke served as Executive Vice President of Kratos Defense and Security Solutions Inc. from June through December of 2008. Prior to its merger with Kratos, Mr. Cooke was President and CEO of SYS Technologies Inc. from June 2003 through June 2008. SYS was a provider of information connectivity solutions that capture, analyze and present real-time information to the Department of Defense (DoD), Department of Homeland Security, other government agencies and large industrial companies. Mr. Cooke also served on the Board of Directors of SYS during that period. Previously, Mr. Cooke was founder and CEO of VisiCom Laboratories Inc., which provided embedded real-time products and services to industry and government customers. Following VisiCom’s acquisition by Titan Corporation, Mr. Cooke served as Executive Vice President. Prior to starting VisiCom in 1988, Mr. Cooke was founder and CEO of Advanced Digital Systems Inc., which provided engineering services for DoD satellite programs. Mr. Cooke received his bachelor’s degree in Applied Physics and Information Science from the University of California, San Diego in 1971.

Ari Krashin has served as our Chief Financial Officer since June 2008.  Mr. Krashin joined our company in April 2000 and served in various positions in our company since then. He has also served as the Chief Financial Officer of Spacenet since August 2010. From 2005 to June 2008 Mr. Krashin served as our Financial Director.  Before joining our company and from 1999, Mr. Krashin served as a chartered public accountant for Kesselman & Kesselman, PriceWaterhouseCooper’s Israel office. Mr. Krashin is a chartered public accountant and holds a B.A. degree in Business Administration and Accounting from the College of Management.

Haim Benyamini has served on our board of directors as an external director (within the meaning of the Israeli Companies Law) since February 2005. Mr. Benyamini currently also serves on the board of directors of Orbotech Ltd. (NASDAQ: ORBK). Mr. Benyamini served as an advisor to the chief executive officer, board and management of Teva Pharmaceutical Industries Ltd.,or Teva, from January 2005 until January 2009. Mr. Benyamini served as the Corporate Vice President of Human Resources of Teva from 1988 until December 31, 2004. From 1982 to 1988, Mr. Benyamini served as the Corporate Vice President of Human Resources at Scitex Corporation. Mr. Benyamini served as a guest lecturer at Tel Aviv University from 1997 to 2003 as part of the Masters of Arts program in Labor Studies. Mr. Benyamini holds a M.A. degree in Organizational Behavior from the University of Chicago and a B.A degree in Social Sciences, Sociology and Political Science from the Hebrew University of Jerusalem. Mr. Benyamini is a Brigadier General (Ret) in the Israel Defense Forces and served in various command staff and training roles from 1957 until 1982.

Jeremy Blank has served on our board of directors since July 2005. Mr. Blank is a partner and senior managing director within York Capital Management (“York”).  York is a private investment fund based in New York with approximately $16 billion in assets under management.  York was founded in 1991 and specializes in value oriented and event driven equity and credit investments.  In addition, Mr. Blank worked as a vice president within Morgan Stanley’s fixed income department and earlier in his career in Morgan Stanley’s mergers and acquisitions department.  Mr. Blank graduated from Yeshiva University in New York City with a Bachelor’s degree in Finance.  Mr. Blank has served on our board since July, 2005.

Gilead Halevy has served on our board of directors since January 2011. Mr. Halevy is a founding member and general partner of KCPS Private Equity, a leading Israeli private equity fund associated with KCPS & Company (2007) Ltd.  Mr. Halevy is a member of the fund's investment committee.  Prior to establishing KCPS Private Equity in January 2006, Mr. Halevy was a Director at Giza Venture Capital from April 2001 to January 2006, where he led investments in communications and information technology companies, and directed Giza's European business activities. Previously, from 1998 to 2001, Mr. Halevy practiced law at White & Case LLP, where he advised in connection with mergers and acquisitions in the Telecom Media and Technology group. Mr. Halevy was also a founding member of the White & Case Israel practice group during that time. From 1993 to 1998, he was a senior associate with Zellermayer & Pelossof, one of Israel's leading commercial law firms, where he advised in connection with public securities, cross-border mergers and acquisitions and private equity transactions. Mr. Halevy currently serves as Chairman at Brand Industries Ltd. (TASE: BRND), Vice Chairman of the Marina Galil Group and a Director at FIS Software Solutions Ltd.  Mr. Halevy holds an LL.B. (magna cum laude) and B.A. in Humanities (interdisciplinary course for exceptional students), both from the Hebrew University.

Dr. Ehud Ganani has served on our board of directors since July 2005. Since 2008, Dr. Ganani serves as the chief executive officer and president of Rabintex Industries Ltd. (TASE:RBNT). Rabintex,  based in Israel and in Detroit, Michigan, deals with personal protection gear and army vehicles modifications.   Dr. Ganani was Chairman of the board of TraceGuard Technologies Inc. (OTCBB:TCGD), a company involved in explosive detection equipment for airports and other security facilities. He served as the chief executive officer of TraceGuard between 2006 and 2008. He was the chairman of the board of Bird Aerosystems Ltd., a private company that develops and supplies anti-missile protection systems for helicopters and fixed wing military and civilian aircrafts, between 2007 and 2010. He has been the chairman of the public committee for Aerospace & Defense & HLS in the Israeli Export Institute. He served as the Chief Executive Officer of Israel Military Industries from 2002-2005. Prior to that, he served in various senior positions in Rafael Armament Development Authority, the last of which was as Vice President of Marketing and Business Development from 1997-2002. Dr. Ganani headed the rocket motors development group in Rafael between 1986 to 2001. He also served as a visiting professor of Chemical Engineering at UC Davis, CA (1984-1985). Dr. Ganani holds a Doctorate of Science in chemical engineering from Washington University, St. Louis, MO (1984) and a Bachelor of Science in Chemical Engineering from the Technion – Israel Institute of Technology in Haifa, Israel (1973).

Dr. Leora (Rubin) Meridor has served on our board of directors as an external director (within the meaning of the Israeli Companies Law) since August 2005.  Dr. Meridor is a business and financial consultant and serves on the board of directors of Teva Pharmaceutical Industries Ltd., Osem Investment Ltd. and Alrov (Israel) Ltd.  Between 2001 and 2004, Dr. Meridor served as chair of the board of directors of Poalim Capital Markets Ltd. and between 2001 and 2005, as chair of the boards of directors of Bezeq International Ltd. and Walla! Communications Ltd.  Between 1996 and 2000, Dr. Meridor served as Senior Vice President, Head of Credit and Risk Management Division of the First International Bank. From 1992 to 1996, Dr. Meridor served as Head of Research at the Bank of Israel. Dr. Meridor has a Ph.D in Economics, an M.Sc degree in Mathematics and B.Sc. degree in Mathematics and Physics, all from the Hebrew University of Jerusalem. Dr. Meridor studies include a post doctoral year at Massachusetts Institute of Technology

Karen Sarid has served on our board of directors since July, 2005. Ms. Sarid served from May 2009 until recently as the President and General Manager of Syneron Medical Ltd., a leading aesthetic device company.  Immediately prior to May 2009, Ms. Sarid served as the chief operating officer and chief financial officer of Galil Medical Ltd. and as the general manager of Galil Israel.  Galil Medical is a medical device company that develops a cryotherapy platform. Ms. Sarid has served as a General Manager of Orex Computed Radiography Ltd., a Kodak Company focusing on advanced radiography systems for the digital x-ray market since September 2000. From September 1999 until September 2000, Ms. Sarid served as Chief Financial Officer and a member of the Board of Directors of Forsoft Ltd., a software solutions provider and a subsidiary of the Formula Group. From 1996 until August 1999, Ms. Sarid was Chief Financial Officer and a member of the Board of Directors of ESC Medical Systems Ltd., a medical laser manufacturer that is traded on the NASDAQ Stock Market. She was Chief Financial Officer of LanOptics Ltd., now known as EZchip Semiconductor Limited  (NASDAQ:  EZCH) from 1993 through 1996. Ms. Sarid currently serves as a director of EZchip. Ms Sarid also serves as a director of Oridion Ltd (SWXNM: ORIDN). Ms. Sarid received a B.A. in Economics and Accounting from Haifa University, and was awarded the CFO of the Year award in 1998 by the Association of Chief Financial Officers in Israel.

           Izhak Tamir has served on our board of directors since July, 2005. Mr. Tamir, a co-founder of Orckit, has been President and a Director of Orckit since its founding in 1990. He currently serves as Chairman of the Board of Orckit. Mr. Tamir served as a Director of Scopus Video Networks from 2005 until 2007. From 1987 until 1989, Mr. Tamir was employed by Comstream Inc. in San Diego, California.  From 1985 until 1987, he was vice president of A.T. Communication Channels Ltd., a subsidiary of Bezeq - The Israel Telecommunication Corporation Ltd.  From 1978 to 1985, he was a senior engineer in the Israeli Government.  Mr. Tamir holds an engineering degree from the Technion – Israel Institute of Technology and an M.B.A. from Tel Aviv University. Mr. Tamir has been chairman of the board of directors of Tikcro Technologies Ltd. since January 2000 and its chief executive officer from August 2003 until December 2007.

B.            Compensation of Directors and Officers

           The following table sets forth the aggregate compensation paid to or accrued on behalf of all of our directors and officers as a group for the year ended December 31, 2010:

	Salaries, Fees, Directors' Fees, Commissions and Bonuses(1)	Pension, Retirement and Similar Benefits
All directors and officers as a group (24 persons) (2)	$3,837,779	$719,674

(1)	Also includes bonuses and stock option compensation accrued in 2010.
(2)	Includes 3 officers that ceased to hold officer positions during 2010.

In accordance with the approval of our shareholders, directors who are not employees (excluding the current chairman of our Board) are entitled to receive annual compensation of NIS 80,000 (currently equivalent to approximately $22,000), and an additional NIS 1,600 (currently equivalent to approximately $450) for each board or committee meeting attended, provided that the board member is a member of such committee.  In addition, board members are compensated for telephone participation in board and committee meetings in an amount of 60% of what would be received for physical attendance. All the above amounts are subject to adjustment for changes in the Israeli consumer price index after December 2007 and changes in the amounts payable pursuant to Israeli law from time to time.

Each of our current directors was granted options to purchase 20,000 ordinary shares upon commencement of his or her term as director and at an exercise price equal to the fair market value of the shares on the date of the grant.  In addition, at our December 30, 2008 annual general meeting, our shareholders approved a one-time grant to each director then in office of options to purchase 50,000 shares, which vest ratably, each quarter, over a three-year period.  The exercise price of the options is $4.00 per share.

As of December 31, 2010, our directors and executive officers as a group, consisting of 21 persons, held options to purchase an aggregate of 1,843,200 ordinary shares, having exercise prices ranging from $4.00 to $79.00.  Generally, the options vest over a three-year period.  The options will expire between 2011 and 2017.  In addition, as of December 31, 2010, our directors and executive officers as a group (21 persons), held 379,938 RSUs and received 190,062 ordinary shares through vested RSUs.  All of such options and RSUs were awarded under our Plans. See Item 6E. “Directors, Senior Management and Employees - Share Ownership - Stock Option Plans.”

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

Directors appointed by beneficial holders of 14% or more of our issued and outstanding ordinary shares may be removed by our Board of Directors when the beneficially ownership of the shareholder who appointed such director falls below 14% of our ordinary shares.

No shareholder beneficially holding 14% or more of our issued and outstanding ordinary shares has exercised it right to appoint a director.  On January 31, 2011, our shareholders resolved to increase the size of our Board of Directors to eight members.

Our Articles of Association further provide that the board of directors may delegate all of its powers to committees of the board of directors as it deems appropriate, subject to the provisions of applicable law.

External Directors and Independent Directors

External Directors. Under the Israeli Companies Law, public companies are required to elect two external directors who must meet specified standards of independence.  External directors may not have during the two years preceding their appointment, directly or indirectly through a relative, partner, employer or controlled entity, any affiliation with (i) the public company, (ii) those of its shareholders who are controlling shareholders at the time of appointment, or (iii) any entity controlled by the company or by its controlling shareholders. The term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and services as an office holder. No person can serve as an external director if the person’s other positions or business creates or may create conflicts of interest with the person’s responsibilities as an external director. Until the lapse of two years from termination of office, a company may not engage an external director as an employee or otherwise.  If, at the time an external director is to be appointed, all current members of the board of directors are of the same gender, then at least one external director must be of the other gender.

A person is qualified to serve as an external director only if he or she has “accounting and financial expertise” or “professional qualifications,” as such terms are defined under regulations promulgated under the Israeli Companies Law.  At least one external director must have “accounting and financial expertise.”  However, Israeli companies listed on certain stock exchanges outside Israel, including The NASDAQ Global Select Market, such as our company, are not required to appoint an external director with “accounting and financial expertise” if a director with accounting and financial expertise who qualifies as an independent director for purposes of audit committee membership under the laws of the foreign country in which the stock exchange is located serves on its board of directors.  All of the external directors of such a company must have “professional qualifications.” Dr. Leora Meridor, a member of our Audit Committee, is an external director who has accounting and financial expertise.

External directors serve for an initial three-year term, which may be renewed for a second three-year term.  Israeli companies listed on certain stock exchanges outside Israel, including the NASDAQ Global Select Market, such as our company, may appoint an external director for additional terms of not more than three years each subject to certain conditions.  Such conditions include the determination by the audit committee and board of directors, that in view of the director’s professional expertise and special contribution to the company’s board of directors and its committees, the appointment of the external director for an additional term is in the best interest of the company. External directors can be removed from office only by the court or by the same special percentage of shareholders that can elect them, and then only if the external directors cease to meet the statutory qualifications with respect to their appointment or if they violate their fiduciary duty to the company. The court may additionally remove external directors from office if they were convicted of certain offenses by a non-Israeli court or are permanently unable to fulfill their position.

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

The election of external directors requires the affirmative vote of a majority of the shares voted on in person or by proxy at a meeting of the shareholders, provided that such majority includes at least one-third of the votes of the non-controlling shareholders of the company who are voting on the matter at the meeting (not including abstentions).  This approval requirement need not be met if the aggregate shareholdings of those non-controlling shareholders who vote against the election of the external director represents one percent or less of all the voting power of the company.  “Controlling” for the purpose of this provision means the ability to direct the acts of the company.  Any person holding one half or more of the voting power of the company or of the right to appoint directors or the chief executive officer is presumed to have control of the company. A recent amendment to the Companies Law increased the majority requirement that would be applicable for future election of external directors.  See Item 10.C below.

Our board of directors currently has two external directors under Israeli law: Dr. Leora Meridor, who was initially elected to serve as an external director at our special general meeting of shareholders held on August 30, 2005 and was reelected or an additional three year period at our annual general meeting of shareholders held on December 30, 2008; and Mr. Haim Benyamini who was initially elected to serve as an external director at our special general meeting of shareholders held in February 2005 and was reelected for additional three year periods at our special general meeting of shareholders held on May 28, 2008 and at our annual general meeting of shareholders held on January 31, 2011.

Independent Directors.  In general, NASDAQ Marketplace Rules require that the board of directors of a NASDAQ-listed company have a majority of independent directors, within the meaning of NASDAQ rules.  Our board of directors has determined that five out of the eight members of our board of directors, namely, Messrs. Benyamini, Halevy, Ganani, Dr. Meridor and Ms. Sarid, are independent directors under NASDAQ requirements.

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

We have elected to follow Israeli law instead of NASDAQ rules with respect to the composition of our audit committee. Our audit committee consists of Mr. Benyamini, Dr. Meridor, Ms. Sarid and Mr. Tamir. All of the members of our audit committee, except Mr. Itzik Tamir, satisfy the respective “independence” requirements of the Securities and Exchange Commission, NASDAQ and Israeli law for audit committee members.  Mr. Tamir does not qualify as an independent director within the meaning of NASDAQ rules.  However, our Board of Directors has determined that Mr. Tamir satisfies the independence requirements of the Securities and Exchange Commission and satisfies the requirements of Israeli law for audit committee members. See Item 16G. “Corporate Governance.” Our Board of Directors has further determined that Dr. Meridor qualifies to serve as the audit committee’s financial expert, as required by the rules of the Securities and Exchange Commission and NASDAQ. The audit committee meets at least once each quarter. Our Board of Directors has further determined that Dr. Meridor qualifies to serve as the audit committee’s financial expert, as required by the rules of the Securities and Exchange Commission and NASDAQ. The audit committee meets at least once each quarter.

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

Our compensation and stock option committee consists of Mr. Benyamini, Dr. Meridor and Ms. Sarid.  All of the members of our compensation and stock option committee are independent directors, within the meaning of NASDAQ rules.  We have elected to follow Israeli law instead of NASDAQ requirements with respect to independent director oversight of executive compensation.  See Item 16G. “Corporate Governance.”

Nominating Committee.  Although we are not required to do so under Israel law, our Board of Directors has established a nominating committee, which is charged with and authorized to recommend nominees for election to the board of directors by our shareholders at the annual general meeting of shareholders.  Our nominating committee consists of Mr. Benyamini, Dr. Meridor, Ms. Sarid and Mr. Ganani.  All of the members of our nominating committee are independent directors, within the meaning of NASDAQ rules.

Internal Audit

The Israeli Companies Law also requires the board of directors of a public company to appoint an internal auditor nominated by the audit committee.  The internal auditor must meet certain statutory requirements of independence.  The role of the internal auditor is to examine, among other things, the compliance of the company’s conduct with applicable law and orderly business practice.  Mr. Daniel Freidman served as our internal auditor until March 31, 2011, at which time he assumed another role in the Company. We intend to replace Mr. Friedman as soon as possible and are actively engaged in a search for that purpose.

Directors’ Service Contracts

There are no arrangements or understandings between us or any of our subsidiaries, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their employment or service as directors of our company or any of our subsidiaries.

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

Under the Israeli Companies Law, all arrangements as to compensation of office holders who are not directors require approval by the board of directors, and exculpation, insurance and indemnification of, or an undertaking to, indemnify an office holder who is not a director requires both board of directors and audit committee approval.  The compensation of office holders who are directors must be approved by our Audit Committee, Board of Directors and shareholders, in that order. See also Item 10.B: Companies Law Amendment.

Some transactions, actions and arrangements involving an office holder (or a third party in which an office holder has an interest) must be approved by the board of directors or as otherwise provided for in a company’s articles of association, however, a transaction that is adverse to the company’s interest may not be approved.  In some cases, such a transaction must be approved by the audit committee and by the board of directors itself, and under certain circumstances shareholder approval may be required.  A director who has a personal interest in a transaction that is considered at a meeting of the board of directors or the audit committee may not be present during the board of directors or audit committee discussions and may not vote on the transaction, unless the transaction is not an extraordinary transaction or the majority of the members of the board or the audit committee have a personal interest, as the case may be.  In the event that the majority of the members of the board of directors or the audit committee have a personal interest, then the approval of the general meeting of shareholders is also required.

Disclosure of Personal Interests of a Controlling Shareholder; Approval of Transactions with Controlling Shareholders

The disclosure requirements that apply to an office holder also apply to a transaction in which a controlling shareholder of the company has a personal interest.  The Israeli Companies Law provides that an extraordinary transaction with a controlling shareholder or an extraordinary transaction with another person in whom the controlling shareholder has a personal interest or a transaction with a controlling shareholder or his relative regarding terms of service and employment, must be approved by the audit committee, the board of directors and shareholders in that order.  The shareholder approval for such a transaction must include at least one-third of the shareholders who have no personal interest in the transaction who voted on the matter (not including abstentions).  The transaction can be approved by shareholders without this one-third approval if the total shareholdings of those shareholders who have no personal interest and voted against the transaction do not represent more than one percent of the voting rights in the company. A recent amendment to the Companies Law has increased the majority required for approval of such transactions.  See Item 10.B.

Under the Companies Regulations (Relief from Related Party Transactions), 5760-2000, promulgated under the Israeli Companies Law, as amended, certain extraordinary transactions between a public company and its controlling shareholder(s) do not require shareholder approval.  In addition, under such regulations, directors’ compensation and employment arrangements in a public company do not require the approval of the shareholders if both the audit committee and the board of directors agree that such arrangements are solely for the benefit of the company or if the directors’ compensation does not exceed the maximum amount of compensation for external directors determined by applicable regulations.  Also, employment and compensation arrangements for an office holder that is a controlling shareholder of a public company do not require shareholder approval if certain criteria are met.  The foregoing exemptions from shareholder approval will not apply if one or more shareholders holding at least 1% of the issued and outstanding share capital of the company or of the company’s voting rights, objects to the use of these exemptions provided that such objection is submitted to the company in writing not later than fourteen days from the date of the filing of a report regarding the adoption of such resolution by the company.  If such objection is duly and timely submitted, then the transaction or compensation arrangement of the directors will require shareholders’ approval as detailed above.

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

D.            Employees

As of December 31, 2010, we had approximately 1,280 full-time employees, including 323 employees in engineering, research and development, 516 employees in manufacturing, operations and technical support, 158 employees in marketing and sales, 166 employees in administration and finance and 117 in other departments. Of these employees, 448 employees were based in our facilities in Israel, 394 were employed in the United States, 272 were employed in Latin America and 166 in Asia, the Far East and other parts of the world. These numbers reflect an increase  in headcount since December 31, 2009 of 387 employees worldwide. We also utilize temporary employees, as necessary, to supplement our manufacturing and other capabilities.

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

Israeli law generally requires severance pay upon the retirement or death of an employee or termination of employment without due cause. Our ongoing severance obligations are partially funded by making quarterly payments to approved severance funds or insurance policies, with the remainder accrued as a long-term liability in our consolidated financial statements. In addition, Israeli employees and employers are required to pay specified amounts to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Since January 1, 1995, such amounts also include payments for national health insurance. The payments to the National Insurance Institute are approximately 17.45% of wages (up to a specified amount), of which the employee contributes approximately 69% and the employer contributes approximately 31%. The majority of our permanent employees are covered by life and pension insurance policies providing customary benefits to employees, including retirement and severance benefits. For Israeli employees, we contribute 13.33% to 15.83% (depending on the employee) of base wages to such plans and the permanent employees contribute 5% to 7% of base wages.

In Spacenet, we have a savings plan that qualifies under Section 401(k) of the U.S. Internal Revenue Code.  We contribute matching contributions to employee contributions in the following amounts: a) for the first 3% of employee contributions, we match the contribution dollar for dollar; and b) for employee contributions over 3% and up to a maximum of 6%, we match the contribution by contributing $0.50 for each dollar contributed by the employee.  Matching contributions are invested amongst the 401(k) plan’s various investment options in the same proportion as each employee designates for the employee’s voluntary contributions.  The 2009 year presented us with unusual challenges resulting in a temporary suspension of our matching contributions effective in April 2009.  However, effective February 2010, we have reestablished our matching commitment.

Wavestream sponsors a retirement plan for eligible employees.  The Wavestream Corporation 401(k) Plan is a Safe Harbor 401(k) Plan and allows eligible employees to defer compensation up to the maximum amount allowed under the current Internal Revenue Code.  As a Safe Harbor Plan, Wavestream must make a mandatory contribution to the Plan to satisfy certain nondiscrimination requirements under the Internal Revenue Code.  This mandatory contribution is made to all eligible employees.  This contribution has historically been 3% annually, an amount designed to meet the criteria for the plan to continue to qualify for Safe Harbor status.

E.            Share Ownership

Beneficial Ownership of Executive Officers and Directors

Except for Mr. Amiram Levinberg, none of our directors and executive officers beneficially holds more than 1% of our outstanding shares. Mr. Levinberg beneficially holds 3% of our ordinary shares, comprised of 71,834 ordinary shares and 1,140,000 options to purchase ordinary shares exercisable within 60 days from March 31, 2011

As of December 31, 2010, our directors and executive officers as a group (21 persons) held options to purchase 1,843,200  of our ordinary shares under our stock options plans (described below), exercisable at a weighted average exercise price of $5.44 per share.  Out of such options, options to purchase 1,025 ordinary shares expire in 2011, options to purchase 175 ordinary shares expire in 2012, options to purchase 144,000 ordinary expire in 2013, options to purchase 620,000 ordinary expire in 2014, options to purchase 1,068,000 ordinary shares expire in 2015 and options to purchase 10,000 ordinary shares expire in 2017.  See Item 7A “Major Shareholders and Related Party Transactions – Major Shareholders.”Stock Option Plans”.

Stock Option Plans

1995 Plans

In June 1995, we adopted the 1995 Stock Option Plan (Incentive and Restricted Stock Options),  the 1995 Section 102 Stock Option/Stock Purchase Plan, and the 1995 Advisory Board Stock Option Plan, or the 1995 Plans. The 1995 Plans expired on June 29, 2005.

As of December 31, 2010, we had granted options to purchase a total of 90,027 ordinary shares under the 1995 Plans and options to purchase 50,355 ordinary shares were outstanding. The exercise prices for such options vary from $9.20 to $2,730 and all such options expire at various times from June 2011 to September 2012. As of December 31, 2010, a total of 42,113 options had been exercised under the 1995 Plans.

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

As of December 31, 2010, options to purchase a total of 3,871,200 ordinary shares were outstanding under the 2003 Plan, and options to purchase 1,855,080 ordinary shares had been exercised.  The exercise prices for such options vary from $5.00 to $9.82 and such options expire at various times from August 2013 to August 2017.

2005 Stock Incentive Plan

In December 2005, our shareholders adopted the 2005 Stock Incentive Plan, or the 2005 Plan, with a pool of 1.5 million shares. This 2005 Plan is designed to enable the Board of Directors to determine various forms of incentives for all forms of service providers and, when necessary, adopt a sub-plan in order to grant specific incentives.  In October 2008, the compensation and stock option committee of the Board of Directors adopted a sub-plan so as to enable qualified optionees certain tax benefits under the Israeli Income Tax Ordinance.  Among the incentives that may be adopted are share options, performance share awards, performance share unit awards, RSU awards and other share based awards.

As of December 31, 2010, options to purchase a total of 50,000 ordinary shares were outstanding under the 2005 Plan, none of which had been exercised.  The exercise price for such options is $8.11 and such options expire at in August 2013.

During 2008, 2009 and 2010, the compensation and stock option committee of the Board of Directors authorized the grant of RSUs under the 2005 Plan to certain key employees.  The entitlement to these shares vest quarterly over a four-year period (15%, 25%, 30%, 30% each year, respectively) so long as the employee remains with our company.  As of December 31, 2010, we have granted 1,489,186 RSUs under the 2005 Plan, pursuant to which 585,885 ordinary shares have already been issued.

2008 Stock Incentive Plan

In October 2008, the compensation and stock option committee adopted a new plan, the 2008 Stock Incentive Plan, or the 2008 Plan, with a pool of 1 million shares and a sub-plan to enable qualified optionees certain tax benefits under the Israeli Income Tax Ordinance. In October 2010 the compensation and stock option committee approved an increase in the number of shares in the pool of the 2008 Plan to 2 million shares. As of December 31, 2010, options to purchase a total of 600,000 ordinary shares were outstanding under the 2008 Plan, none of which had been exercised.  The exercise price for such options is $4.00 and such options expire in December 2014.

During 2008, 2009 and 2010, the compensation and stock option committee of the Board of Directors authorized the grant of RSUs under the 2008 Plan to certain key employees. The entitlement to these shares vest quarterly over a four-year period (15%, 25%, 30%, 30% each year, respectively) so long as the employee remains with our company.   As of December 31, 2010, we have granted 615,000 RSUs under the 2008 Plan, pursuant to which 59,868 ordinary shares have already been issued.

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

The Plans are administered by the Compensation and Stock Option Committee appointed by our Board of Directors. The Compensation and Stock Option Committee has broad discretion, subject to certain limitations, to determine the persons entitled to receive options, the terms and conditions on which options or rights to purchase are granted and the number of shares subject thereto. The Compensation and Stock Option Committee also has discretion to determine the nature of the consideration to be paid upon the exercise of an option and/or right to purchase granted under the Plans. Such consideration generally may consist of cash or, at the discretion of the Board of Directors, cash and a recourse promissory note.

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

ITEM 7:                 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares as of March 31, 2011 (including options currently exercisable or exercisable within 60 days and RSU’s vested within 60 days, of March 31, 2011) with respect to: (i) each person who is believed by us to be the beneficial owner of more than 5% of the ordinary shares; and (ii) all directors and officers as a group.

The information in the table below is based on 40,817,788 ordinary shares outstanding as of March 31, 2011. Except where otherwise indicated, we believe, based on information furnished by the owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares, subject to any applicable community property laws.

Name and Address	Number of Ordinary Shares Beneficially Owned	Percent of Ordinary Shares Outstanding

York Capital Management(1)	8,121,651	19.9%
Menora Mivtachim Holdings Ltd. (2)	4,214,560	10.3%
Mivtach Shamir Finance Ltd. (3)	2,216,945	5.4%

All officers and directors as a group (21 persons)(4)	1,857,804	4.6%

(1)
Based on a Schedule 13D/A filed on April 12, 2010, the shares are directly owned by or allocated for the benefit of (i) York Capital Management, L.P., a Delaware limited partnership; (ii) York Investment Master Fund, L.P., a Cayman Islands exempted limited partnership;   (iii) York Credit Opportunities Fund, L.P., a Delaware limited partnership; and (iv)  York Credit Opportunities Master  Fund, L.P., a Cayman Islands exempted limited partnership. These four entities are part of a family of pooled investment vehicles managed by JGD Management Corp., a Delaware corporation doing business as York Capital Management. The sole shareholder of JGD is James G. Dinan. Dinan Management is the general partner of York Capital Management L.P. and James G. Dinan and Daniel A. Schwartz are the controlling members of Dinan Management. York Offshore Limited is the investment manager of York Investment Limited. The controlling principal of York Offshore Limited is James G. Dinan. Daniel A. Schwartz is a director of York Offshore Limited. York Credit Opportunities Domestic Holdings is the general partner of York Credit Opportunities. James G. Dinan and Daniel A. Schwartz are the controlling members of York Credit Opportunities Domestic Holdings. The principal business address of each of these entities and individuals is c/o York Capital Management, 767 Fifth Avenue, 17th Floor, New York, New York, 10153.

(2)
Based on Schedule 13D/A filed on August 9, 2010, the 4,214,560 shares reported in the Schedule as beneficially owned by Menora Mivtachim Holdings Ltd., are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by Menora Mivtachim Insurance Ltd., Menora Mivtachim Pensions Ltd., Menora Mivtachim Finance Ltd., Menora Mivtachim Gemel Ltd. and Menora Mivtachim Mutual Funds Ltd., all of which are wholly-owned subsidiaries of Menora Mivtachim Holdings Ltd., each of which operates under independent management and makes independent voting and investment decisions. The address of  Menora Mivtachim Holdings Ltd., is Menora House 115 Allenby Street, Tel Aviv 61008, Israel.

(3)
Based on a Schedule 13D filed on July 28, 2005. Mr. Meir Shamir and Ashtrom Industries Ltd. share voting and dispositive power with respect to the shares held by Mivtach Shamir Holdings Ltd. The address of Mivtach Shamir Holdings Ltd. is Beit Sharvat, 4 Kaufman St., Tel Aviv 68012, Israel.

(4)	Includes options that are currently exercisable or are exercisable within 60 days that are held by our directors and executive officers.

Significant Changes in the Ownership of Major Shareholders

As of December 31, 2008, our major shareholders were York, holding 8,070,563 shares (approximately 20% ownership), and Mivtach Shamir Finance Ltd., holding 2,216,945 shares (approximately 5% ownership). As of March 15, 2010, our major shareholders were York, holding 8,121,651 shares (approximately 20% ownership), Mivtach Shamir Finance Ltd., holding 2,216,945 shares (approximately 5 % ownership), Renaissance Technologies LLC holding 2,041,600 (approximately 5% ownership), and Menora Mivtachim Holdings Ltd. holding 2,047,701(approximately 5 % ownership). As of March 31, 2011, our major shareholders are York, holding 8,121,651 shares (approximately 20.1% ownership), Menora Mivtachim Holdings Ltd. holding 4,214,560 (approximately 10.4 % ownership) and Mivtach Shamir Finance Ltd., holding 2,216,945 shares (approximately 5.5 % ownership).

Major Shareholders Voting Rights

The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares, except to the extent that they hold more than 14% and as such, they will have a right to appoint a director, subject to certain conditions set forth in our Articles of Association.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of March 31, 2011, there were 81 holders of record of our ordinary shares, of which 63 record holders holding approximately 95.5% of our ordinary shares had registered addresses in the United States.  These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees, including CEDE & Co., the nominee for the Depositary Company (the central depositary for the U.S. brokerage community), which held approximately 76% of our outstanding ordinary shares as of said date.

B.            Related Party Transactions.

On May 31, 2009, we entered into a registration rights agreement with York Capital Management, or York, under which we agreed to register 8,121,651 ordinary shares held by York for disposition by York from time to time.  On July 20, 2009, we filed a Form F-3 registration statement for the disposition of such shares from time to time.

C.            Interests of Experts and Counsel.

                Not applicable.

ITEM 8:                 FINANCIAL INFORMATION

A.            Consolidated Statements

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

In December 2010, a lawsuit was filed against us in the Superior Court in Orange County, California by STM Group Inc. and Emil Youssefzadeh claiming damages for tortuous interference with contract and defamation for alleged actions in Peru.  The complaint seeks damages of approximately $6 million in connection with the contract claim by STM Group, an unstated amount by Mr. Youssefzadeh, and exemplary damages and costs. The action was removed to the US District Court for the Central District of California and in March 2011, we moved to dismiss the complaint on several grounds. Although we believe the claims to be without merit, we cannot assess the likelihood of success because of the early stage of the litigation. We intend to use all legal means necessary to protect and defend our company.

In August 2010, we announced the settlement of lawsuits that we had filed in November 2008 against Mivtach Shamir Holdings Ltd., LR Group Ltd., Gores Capital Partners II, L.P, and DGB Investments, Inc., in connection with the termination of the merger agreement dated March 31, 2008, pursuant to which we were to be acquired by a consortium of private equity investors. The lawsuits were filed based on guarantees delivered by each of the defendants to cover their respective portion of the total amount of approximately $47 million that we claimed as due for the wrongful termination. The settlement agreements  resulted in the termination of all court proceedings filed by us against each of the defendants, as well as in general mutual waivers and releases provided by all parties. Under the terms of the settlement agreements, the defendants will pay Gilat an aggregate of approximately $20 million, over half of which has already been paid, with the remainder to be paid in annual installments ending in October 2013. The settlement agreements were reached through mediation proceedings that began in 2009.

In November 2009, a lawsuit was filed in the central district court in Israel by eight individuals and Israeli companies against our company, all of our directors and our 20% shareholder, York Capital Management and its affiliates. The plaintiffs claim damages based on the amounts they would have been paid had the merger agreement signed on March 31, 2008 closed. The lawsuit, seeking damages of approximately $12.4 million, is similar to the lawsuit and motion for its approval as a class action proceeding previously filed by the same group of Israeli shareholders in October 2008. That lawsuit and motion were withdrawn by the plaintiffs in July 2009 at the recommendation of the court, which questioned the basis for the lawsuit. We and our outside legal counsel believe the claims in this 2009 action are completely without merit, and that the lawsuit is without basis. We intend to use all legal means necessary to protect and defend our company and its directors.

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

The Brazilian tax authority filed a claim against a subsidiary of Spacenet Inc. in Brazil, for alleged taxes due of approximately $4 million. In January 2004 and December 2005, the subsidiary filed its administrative defense, which was denied by the first and second level courts, respectively.  In September 2006, the subsidiary filed an annulment action seeking judicial cancellation of the claim. In May 2009, the subsidiary received notice of the court’s first level decision, which cancelled a significant part of the claim but, upheld two items of the assessment. Under this new decision, the subsidiary’s liability was reduced to approximately $1.5 million. This decision was appealed by both the subsidiary and the State tax authorities and is pending review by the São Paulo Court of Appeals. As of December 31, 2010, the subsidiary faces a total tax exposure of approximately $10 million, which reflects an increase of the original sum claimed by the Brazilian tax authority, due to interest and exchange rate differences.

We are also a party to various regulatory proceedings incident to our business. To the knowledge of our management, none of such proceedings is material to us or to our subsidiaries.

Dividend Policy

We have never paid cash dividends on our ordinary shares and do not anticipate paying any cash dividends in the foreseeable future. We have decided to reinvest permanently the amount of tax-exempt income derived from our “Approved Enterprises” or “Benefited Enterprise” and not to distribute such income as dividends. See Notes 8 and 11 to the consolidated financial statements included in this annual report on Form 20-F. In addition, the terms of some of our financing arrangements restrict us from paying dividends to our shareholders.

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

B.            Significant Changes

Not applicable.

ITEM 9:                 THE OFFER AND LISTING

A.            Offer and Listing Details

Annual Share Price Information

The following table sets forth, each of the years indicated, the high and low market prices of our ordinary shares on the NASDAQ Global Market and the Tel Aviv Stock Exchange. In January 2011, our ordinary shares started trading on the NASDAQ Global Select Market.

	NASDAQ		Tel Aviv Stock Exchange
Year	High	Low	High	Low

2006	$10.01	$5.59	$9.93	$5.44
2007	$11.18	$7.89	$11.14	$7.67
2008	$11.15	$2.20	$11.31	$2.22
2009	$4.98	$2.69	$5.20	$2.75
2010	$6.25	$3.96	$6.25	$3.99

Quarterly Share Price Information

The following table sets forth, for each of the full financial quarters in the years indicated the high and low market prices of our ordinary shares on the NASDAQ Global Market (as of January 2011, on the Global Select Market) and the Tel -Aviv Stock Exchange:

	NASDAQ		Tel Aviv Stock Exchange
	High	Low	High	Low
2009
First quarter	$3.79	$2.69	$3.84	$2.75
Second quarter	$4.53	$3.20	$4.44	$3.23
Third quarter	$4.98	$4.05	$5.20	$4.10
Fourth quarter	$4.80	$4.15	$4.89	$4.17

2010
First quarter	$5.97	$4.94	$5.97	$4.73
Second quarter	$6.25	$3.96	$6.25	$3.99
Third quarter	$6.01	$4.67	$6.03	$4.68
Fourth quarter	$5.90	$4.83	$6.00	$4.72

Monthly Share Price Information

The following table sets forth, for the most recent six months, the high and low market prices of our ordinary shares on the NASDAQ Global Select Market (as of January 2011, on the Global Select Market) and the Tel Aviv Stock Exchange:

	NASDAQ		Tel Aviv Stock Exchange
	High	Low	High	Low
October 2010	$5.90	$5.26	$6.00	$5.33
November 2010	$5.33	$4.83	$5.39	$4.72
December 2010	$5.24	$4.90	$5.34	$4.88
January 2011	$5.85	$5.10	$5.85	$5.05
February 2011	$5.42	$5.15	$5.59	$5.22
March 2011	$5.34	$4.73	$5.36	$4.77
April 2011 (through April 11)	$5.29	$5.03	$5.22	$5.00

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ordinary shares are listed on the NASDAQ Global Select Market under the symbol “GILT” and are also traded on the Tel Aviv Stock Exchange.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expense of the Issue

Not applicable.

ITEM 10:               ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

Rights Attached to Ordinary Shares

Our authorized share capital consists of 60,000,000 ordinary shares, nominal value NIS 0.2 per share.  All outstanding ordinary shares are validly issued and fully paid.  Certain rights attached to the ordinary shares are as described below.

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

Under the Israeli Companies Law, dividends may be paid only out of a company’s net profits for the two years preceding the distribution of the dividends, or from accumulated retained earnings, calculated in the manner prescribed in the Israeli Companies Law.  Pursuant to the Israeli Companies Law, in any distribution of dividends, our Board of Directors is required to determine that there is no reasonable concern that the distribution of dividends will prevent us from meeting our existing and foreseeable obligations as they become due.  Our Articles of Association provide that no dividends shall be paid otherwise than out of our profits and that any such dividend shall carry no interest.  In addition, upon the recommendation of our Board of Directors, approved by the shareholders, we may cause dividends to be paid in kind.

Our shareholders have the right to share in our profits distributed as a dividend and any other permitted distribution, if any.

Annual and Special General Meetings

Record Date for General Meeting

Under the regulations promulgated under the Israeli Companies Law, for the purpose of a shareholder vote, the record date for companies traded outside of Israel, such as our company, can be set between four and 40 days before the date of the meeting.

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

Annual General Meetings and Special General Meetings

Under the Israeli Companies Law, an annual meeting of the shareholders should be held once in every calendar year and not more than 15 months from the last annual meeting. The Israeli Companies Law  provides that a special meeting of shareholders must be called by the board of directors upon the written request of (i) two directors, (ii) one-fourth of the serving directors, (iii) one or more shareholders who hold(s) at least five percent of the issued share capital and at least one percent of the voting power of the company, or (iv) one or more shareholders who have at least five percent of the voting power of the company. Within 21 days of receipt of such demand, the board of directors is required to convene the special meeting for a time not later than 35 days after notice has been given to the shareholders. Article 24 of our Articles of Association provides that our Board of Directors may call a special meeting of the shareholders at any time and shall be obligated to call a special meeting as specified above.

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

Under our Articles of Association, our Board of Directors shall consist of not less than five and not more than nine directors as shall be determined from time to time by a majority vote at the general meeting of our shareholders.  Unless resolved otherwise, our Board of Directors is be comprised of nine directors, if four directors are appointed by beneficial owners of 14% or more of our issued and outstanding ordinary shares as set forth below, or seven directors, if fewer than four directors are appointed by beneficial owners of 14% or more of our issued and outstanding ordinary shares as set forth below.

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

For the purposes of the preceding paragraph, a “beneficial owner” of ordinary shares means any person or entity who, directly or indirectly, has the power to vote, or to direct the voting of, such ordinary shares.  All ordinary shares beneficially owned by a person or entity, regardless of the form which such beneficial ownership takes, shall be aggregated in calculating the number of ordinary shares beneficially owned by such person or entity. All persons and entities that are affiliates (as defined below) of each other shall be deemed to be one person or entity for the purposes of this definition. For the purposes of the preceding paragraph, an “affiliate” means, with respect to any person or entity, any other person or entity controlling, controlled by, or under common control with such person or entity.  “Control” shall have the meaning ascribed to it in the Israeli Securities Law – 1968, i.e., the ability to direct the acts of a company. Any person holding one half or more of the voting power of a company of the right to appoint directors or to appoint the chief executive officer is presumed to have control of the company.

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

Our directors may, at any time and from time to time, appoint a director to temporarily fill a vacancy on the Board of Directors or in addition to their body (subject to the maximum number of directors in the Board of Directors as set forth above), except that if the number of directors then in office constitutes less than a majority of the number provided for entire board of directors, as set forth above, they may only act in an emergency, or to fill the vacancy up to the minimum number required to effect corporate action or in order to call a general meeting for the purpose of electing directors.

Qualification of Directors

Article 40 of our Articles of Association provides that no person shall be disqualified to serve as a director by reason of him not holding shares in our company or by reason of him having served as director in the past. Our directors are not subject under the Israeli Companies Law or our Articles of Association to an age limit requirement. Under the Companies Law, a person cannot serve as a director if he has been convicted of certain offenses, unless specifically authorized by the court, or if he has been declared bankrupt.

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

Anti-Takeover Provisions Under Israeli Law

The Israeli Companies Law provides that an acquisition of shares in our company must be made by means of a tender offer, if, as a result of the acquisition, the purchaser would become a holder of 25% or more of the voting rights in our company. This rule does not apply if there is already another holder of 25% percent of the voting rights. Similarly, the Israeli Companies Law provides that an acquisition of our shares must be made by means of a tender offer, if, as a result of the acquisition, a person would become a holder of 45% of the voting rights in our company, unless there is another person holding at that time more than 45% of the voting rights of our company.

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

Companies Law Amendment

In March 2011, the Israeli Parliament adopted Amendment No. 16 to the Israeli Companies Law, or the Companies Law Amendment. The Companies Law Amendment implements a comprehensive reform in corporate governance in Israel. Most of the provisions of the Companies Law Amendment will become effective on May 14, 2011.

A summary of the principal changes introduced by the Companies Law Amendment is set forth below:

•
Audit Committee. A majority of an Audit Committee must be comprised of “independent directors” (as such term is defined in the Companies Law); any person regularly engaged by or rendering services to a controlling shareholder may not serve on the Audit Committee.

The functions to be performed by the audit committee were expanded to include, inter alia, the following: determination whether certain related party actions and transactions are "material" or "extraordinary" in connection with their approval procedures, to assess the scope of work and compensation of the company's independent accountant, to assess the company's internal audit system and the performance of its internal auditor and to set whistle blower procedures (including in respect of the protections afforded to whistle blowers);

•
External Directors. The initial three-year term of service of External Directors can be extended, at the election of a company subject to certain conditions, by two additional three-year terms. External Directors will be elected by a majority vote at a shareholders’ meeting, provided that either the majority of shares voted at the meeting, including at least one-half (instead of one-third, as under the current law) of the shares held by non-controlling shareholders voted at the meeting, vote in favor; or the total number of shares held by non-controlling shareholders voted against does not exceed two percent (instead of one percent, as under current law) of the aggregate voting rights in the company.

External Directors may be re-elected for additional terms by means of one of the following mechanisms: (i) the board of directors proposed the nominee and his appointment was approved by the shareholders in the manner required to appoint external directors for their initial term (which was the only available way to re-elect external directors prior to the adoption of Amendment No. 16), or (ii) a shareholder holding 1% or more of the voting rights proposed the nominee, and the nominee is approved by a majority of the votes cast by the shareholders of the company, excluding the votes of controlling shareholders and those who have a personal interest in the matter as a result of their relations with the controlling shareholders, provided that, the aggregate votes cast by shareholders who are not controlling shareholders and do not have a personal interest in the matter as a result of their relations with the controlling shareholders in favor of the nominee constitute more than 2% of the voting rights in the company;

The independence requirements of External Directors were enhanced such that an individual may not be appointed as an External Director in a company that does not have a controlling shareholder, in the event that he has affiliation, at the time of his appointment, to the chairman, chief executive officer, a 5% shareholder or the chief financial officer; in addition, an individual may not be appointed as an External Director if his relative, partner, employer, supervisor, or an entity he controls, has other than negligible business or professional relations with any of the persons with which the External Director himself may not be affiliated.

•
Extraordinary Transactions. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and agreements relating to employment and compensation of a controlling shareholder, require shareholders’ approval that shall either include at least one- half (instead of one-third, as under current law) of the shares held by disinterested shareholders participating in the vote, or, alternatively, the total shareholdings of disinterested shareholders voting against the transaction must not represent more than two percent (instead of one percent, as under current law) of the voting rights; agreements relating to engagement or provision of services for a period exceeding three years, must generally be approved once every three years.

•	Code of Corporate Conduct. A code of recommended corporate governance practices has been attached to the Companies Law Amendment.

•	Fines. The Israeli Securities Authority shall be authorized to impose fines on any person or company breaching certain provisions designated under the Companies Law Amendment.

•
CEO and Chairman. A higher shareholder approval threshold was adopted to permit a chief executive officer to also serve as chairman of the board and for the chairman of the board to serve as the CEO, and a prohibition was adopted on the chairman's ability to serve the company in any capacity other than as the chief executive officer.

•	Officers’ employment. The terms of employment of an officer now require the approval of the audit committee as well as the board of directors.

•
Tender offers: With respect to full tender offers (tender offers for the acquisition of all outstanding shares in a company), the time-frame for a shareholder to a request appraisal rights with respect to the tender offer was extended from three to six months following the consummation of a the tender, but it is now permitted for the acquirer to stipulate in the offer that any shareholder tendering his shares will not be entitled to appraisal rights.

Securities Law Amendment

On February 27, 2011, an amendment to the Israeli Securities Law- 1968, which applies to Israeli public companies, including companies the securities of which are also listed on the NASDAQ Markets. The main purpose of the Securities Law Amendment is to create an administrative enforcement procedure to be used by the Israeli Securities Authority, or  ISA, to enhance the efficacy of enforcement in the securities market in Israel. The new administrative enforcement procedure may be applied to any company or person, including a director, officer or shareholder of a company, performing any of the actions specifically designated as breaches of law under the Securities Law Amendment.

The Securities Law Amendment also requires that the chief executive officer of a company supervise and take all reasonable measures to prevent the company or any of its employees from breaching the Israeli Securities Law. The chief executive officer is presumed to have fulfilled such supervisory duty if the company adopts internal enforcement procedures designed to prevent such breaches, appoints a representative to supervise the implementation of such procedures and takes measures to correct the breach and prevent its reoccurrence.

Under the Securities Law Amendment, a company cannot obtain insurance against or indemnify a third party, including its officers and/or employees, for any administrative procedure and/or monetary fine other than for payment of damages to an injured party.  The Securities Law Amendment permits insurance and/or indemnification for expenses related to an administrative procedure, such as reasonable legal fees, provided that it is permitted under the company's articles of association.

We are currently examining the implications of the Securities Law Amendment; however, its effect and consequences, as well as our scope of exposure, are yet to be determined in practice. There is no assurance that we will not be required to take certain actions in order to enhance our compliance with the provisions of this amendment, such as adopting and implementing an internal enforcement plan to reduce our exposure to potential breaches of the Israeli Securities Law, or amending our articles of association to permit insurance and/or indemnification as contemplated by this amendment.

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

ISRAELI TAX CONSIDERATIONS

The following is a summary of certain Israeli income tax and capital gains tax consequences for non-Israeli residents as well as Israeli residents holding our ordinary shares. The summary is based on provisions of the Israeli Income Tax Ordinance (new version), 1961 and regulations promulgated thereunder, as well as on administrative and judicial interpretations, all as currently in effect, and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. There might be changes in the tax rates and in the circumstances in which they apply, and other modifications which might change the tax consequences to you. The summary is intended for general purposes only, and does not relate to all relevant tax aspects. The discussion is not intended and should not be construed as legal or professional tax sufficient for decision making. This summary does not discuss all aspects of Israeli income and capital gain taxation that may be applicable to investors in light of their particular circumstances or to investors who are subject to special status or treatment under Israeli tax law.

FOR THE FOREGOING AND OTHER REASONS, YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF YOUR HOLDINGS. WE ARE NOT MAKING ANY REPRESENTATIONS REGARDING THE PARTICULAR TAX CONSEQUENCES AS TO ANY HOLDER, NOR ARE WE OR OUR ADVISORS RENDERING ANY FORM OF LEGAL OPINION OR PROFESSIONAL TAX ADVICE AS TO SUCH TAX CONSEQUENCES.

Taxable income of Israeli companies was subject to tax at the rate of 27% in 2008, 26% in 2009, and 25% in 2010. This rate is about to decline gradually as follows:  2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%.

Israeli Tax Consequences of Holding Our Stock

Non-Israeli residents

Non-Israeli residents are subject to tax on income accrued or derived from Israeli sources. These include, inter alia, dividends, royalties and interest, as well as other types of income (e.g., from provision of services in Israel). We are required to withhold income tax on such payments to non-residents. Israel presently has no estate or gift tax.

Capital Gains

Israeli law generally imposes a capital gains tax on capital gains derived from the sale of securities and other Israeli capital assets, including shares in Israeli resident companies, unless a specific exemption is available or unless a treaty between Israel and the country of the non-resident provides otherwise. Capital gains from sales of our ordinary shares will be tax exempt for non-Israeli residents provided certain conditions are met (one of these conditions is that the gains are not derived through a permanent establishment that the non-resident maintains in Israel).

For residents of the United States holding less than 10% of our shares at any time in the twelve months before the sale, under the treaty between Israel and the U.S., capital gains from the sale of capital assets are generally exempt from Israeli capital gains tax with respect to the exceptions stated in the treaty.

Dividends

As of January 1, 2006, income tax on distributions of dividends other than bonus shares (stock dividends) is at the rate of 20% for dividends paid to an individual or a foreign corporation who is not a substantial shareholder (i.e., one who holds, directly or indirectly, alone or together with another person at least 10% un one or more of the means of control in a company), 25% for dividends paid to a substantial shareholder, and 15% for dividends distributed out of income generated by a beneficial enterprise.  A different withholding tax rate may apply, based on a tax treaty between Israel and shareholder's country of residence.

Under the U.S.- Israel tax treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a U.S. resident will be 25%. However, the maximum tax rate on dividends not generated by a beneficial enterprise paid to a US corporation holding at least 10% of our voting power is 12.5%. As long as our shares are listed on a stock exchange, the maximum withholding tax rate will be 20%.

Interest

Interest paid by us (e.g., on our convertible notes) should be treated as stemming from an Israeli source and be subject to Israeli tax.  Accordingly interest withholding tax should apply at the standard rate of 25%. A 20% withholding tax should apply to interest paid to individuals who are not substantial shareholders.  The withholding tax rate may be reduced under tax treaty.

Under the treaty between Israel and the United States the maximum withholding tax rate on interest paid to a U.S. resident (as defined in the treaty) holding our convertible notes should be 17.5%. For residents of other countries who are not substantial shareholders, unless a different rate is provided in a treaty between Israel and the country of residence of such holder of our convertible notes, the maximum tax that we are required to withhold is 25% on all distributions of interest. In some instances (e.g., where the recipient of the interest is an individual who is a substantial shareholder) a higher tax rate should apply.

Filing of Tax Returns in Israel

Non-Israeli resident who receives interest, dividend or royalty income derived or accrued in Israel, from which tax was withheld, should generally be exempt from Israeli tax filing obligation, provided such income was not derived by him from a business conducted in Israel.

Israeli Residents

Capital Gains

Israeli law imposes capital gains tax on capital gains derived from the sale of securities and other capital assets, including shares. Gains from sales of ordinary shares acquired after December 31, 2002, are subject to 20% capital gains tax (25% for substantial shareholder) for individuals. Israeli companies that were subject to the Income Tax Law (Inflation Adjustments) - 1985 (the "Adjustment Law") prior to the publication of Amendment No. 147 are subject to corporate tax rate on capital gain driven from the sale of our ordinary shares, Israeli companies that were not subject to the Adjustment law prior to the publication of Amendment No. 147 are subject to capital gain tax at a rate of 25% in connection with the sale of our ordinary shares. If our ordinary shares were purchased prior to January 1, 2003, different taxation will apply. Certain withholding obligations may apply on the sale of our shares.

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

Interest

Interest income is generally subject to 20% tax for individuals (the marginal tax rate for substantial shareholder and 15% if certain conditions apply) and the standard corporate income tax rate applicable for companies at that year. We may be required to withhold tax on interest payments of up to the applicable corporate tax rate for companies, and in certain instances up to the marginal tax rate for individuals.

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

As a result of the Amendment, it is no longer necessary for a company to acquire approved enterprise status in order to receive the tax benefits previously available under the alternative route, and therefore such companies do not need to apply to the Investment Center for this purpose. Rather, a company wishing to receive the tax benefits afforded to a Benefited Enterprise is required to select the tax year from which the period of benefits under the Investment Law are to commence by notifying the Israeli Tax Authority within 12 months of the end of that year, provided that its facilities meet the criteria for tax benefits set out by the Amendment, or a Benefited Enterprise. Companies are also granted a right to approach the Israeli Tax Authority for a pre-ruling regarding their eligibility for benefits under the Amendment. The Amendment includes provisions attempting to ensure that a company will not enjoy both Government grants and tax benefits for the same investment program

The Amendment simplifies the approval process: according the Amendment, only Approved Enterprises receiving cash grants require the approval of the Investment Center. The Investment Center was entitled, to approve such programs only until December 31, 2007.

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

•
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

•
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

The 2011 amendment

Recently, new legislation that constitutes a major amendment to the Investment Law was published. Under the new legislation, a uniform rate of corporate tax would apply to all qualified income of certain Industrial Companies, as opposed to the current law's incentives that are limited to income from Approved Enterprises during their benefits period. According to the new law, the uniform tax rate would be 10% in areas in Israel that will be designated as Development Zone A and 15% elsewhere in Israel during 2011-2012, 7% and 12.5%, respectively, in 2013-2014,  and 6% and 12%, respectively, thereafter. Certain "Special Industrial Companies" that meet certain criteria would enjoy further reduced tax rates of 5% in Zone A and 8% elsewhere. The profits of these Industrial Companies would be freely distributable as dividends, subject to a 15% withholding tax (or lower, under an applicable tax treaty).

Under the transitory provisions of the new legislation, we may opt whether to irrevocably implement the new law in each of its Israeli companies while waiving benefits provided under the current law or keep implementing the current law during the next years. Changing from the current law to the new law is permissible at any stage.

Israeli Transfer Pricing Regulations

Israeli transfer pricing legislation generally provides that all cross-border transactions carried out between related parties be conducted on an arm’s length principle basis and will be taxed accordingly.  The TP Regs are not expected to have a material effect on our company.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a general summary of certain U.S. federal income tax considerations applicable to U.S. Holders (as defined below) of ordinary shares, who hold such ordinary shares as capital assets (generally, property held for investment). This summary is based on provisions of the U.S. Internal Revenue Code, or the Code, existing and proposed U.S. Treasury regulations and administrative and judicial interpretations in effect as of the date of this annual report and the U.S. - Israel Tax Treaty. All of these authorities are subject to change (possibly with retroactive effect) and to differing interpretations. In addition, this summary does not discuss non-U.S. tax implications or U.S. state tax implications, no does it discuss all aspects of U.S. federal income taxation that may be applicable to investors in light of their particular circumstances or to investors who are subject to special treatment under U.S. federal income tax law, including:

•	insurance companies;

•	dealers in stocks or securities;

•	financial institutions;

•	tax-exempt organizations;

•	regulated investment companies or real estate investment trusts;

•	persons subject to the alternative minimum tax;

•	persons who hold ordinary shares through partnerships or other pass-through entities;

•	persons holding their shares as part of a straddle or appreciated financial position or as part of a hedging or conversion transaction;

•	persons who acquired their ordinary shares through the exercise or cancellation of employee stock options or otherwise as compensation for services;

•	non-residents aliens of the U.S. or persons having a functional currency other than the U.S. dollar; or

•	direct, indirect or constructive owners of 10% or more of the outstanding voting shares of our company.

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

As used herein, the term “U.S. Holder” means a beneficial owner of an ordinary share who is, for U.S. federal income tax purposes:

•	a citizen or, for U.S. federal income tax purposes, a resident of the United States;

•	a corporation created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

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

Subject to certain limitations, “qualified dividend income” received by a non-corporate taxpayer generally is subject to U.S. federal income tax at a reduced maximum tax rate of 15 percent through December 31, 2012.  Dividends received with respect to ordinary shares should qualify for the 15 percent rate provided that either:  (i) we are entitled to benefits under the income tax treaty between the United States and Israel (the "Treaty"); or (ii) the ordinary shares currently are readily tradable on an established securities market in the United States. We believe that we are entitled to benefits under the Treaty and that the ordinary shares currently are readily tradable on an established securities market in the U.S.  No assurance can be given that the ordinary shares will remain readily tradable.  The rate reduction does not apply to dividends received from PFICs, see discussion below, or in respect of certain short-term or hedged positions in common stock or in certain other situations. The legislation enacting the reduced tax rate contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate, see discussion below.  U.S. Holders of ordinary shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

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

Based on our current and projected income, assets and activities, we believe that we were not a PFIC in the year 2010.  However, because the determination of whether we are a PFIC is based upon the composition of our income and assets from time to time, there can be no assurances that we will not become a PFIC for any future taxable year.

If we were treated as a PFIC for any taxable year, dividends would not qualify for the reduced maximum tax rate, discussed above, and you would be required to make an annual return on IRS Form 8862.  Further,  unless you elect either to treat your investment in ordinary shares as an investment in a "qualified electing fund", or a QEF election, or to "mark-to-market" your ordinary shares, as described below:

•
you would be required to allocate income recognized upon receiving certain dividends or gain recognized upon the disposition of ordinary shares ratably over the holding period for such ordinary shares;

•
the amount allocated to each year during which we are considered a PFIC and subsequent years, other than the year of the dividend payment or disposition, would be subject to tax at the highest individual or corporate tax rate, as the case may be, in effect for that year and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year;

•	the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxable as ordinary income in the current year, and

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

F.            Dividend and Paying Agents

Not applicable.

G.            Statement by Experts

Not applicable.

H.            Documents on Display

We are subject to certain of the reporting requirements of the Securities and Exchange Act of 1934, as amended, or the Exchange Act, as applicable to “foreign private issuers” as defined in Rule 3b-4 under the Exchange Act.  As a foreign private issuer, we are exempt from certain provisions of the Exchange Act.  Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, and transactions in our equity securities by our officers and directors are exempt from reporting and the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act.  In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.  However, we file with the Securities and Exchange Commission an annual report on Form 20-F containing financial statements audited by an independent accounting firm.  We also submit to the Securities and Exchange Commission reports on Form 6-K containing (among other things) press releases and unaudited financial information.  We post our annual report on Form 20-F on our website (http://www.gilat.com) promptly following the filing of our annual report with the Securities and Exchange Commission.  The information on our website is not incorporated by reference into this annual report.

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

Not applicable.

ITEM 11:	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Risk

The majority of our revenues are generated in U.S. dollars or linked to the dollar. In addition, a substantial portion of our costs are incurred in U.S. dollars. We believe that the U.S. dollar is the primary currency of the economic environment in which the Company and certain of its subsidiaries operate. Thus, the functional and reporting currency of the Company and certain of its subsidiaries is the U.S. dollar.

Accordingly, monetary accounts maintained in currencies other than the U.S. dollar are remeasured into U.S. dollars in accordance with ASC 830, "Foreign Currency Matters" ("ASC 830") (formerly: SFAS No.52, "Foreign Currency Translation). All transaction gains and losses of the remeasurement of monetary balance sheet items are reflected in the consolidated statements of operations as financial income or expenses, as appropriate.

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

During the year ended December 31, 2010, we recognized net income of approximately $ 1 million related to the effective portion of our hedging instruments. The effective portion of the hedged instruments was included as an offset (addition) of payroll expenses and other operating expenses in the statement of operations. The ineffective portion of the hedged instrument amounted to $ 6 thousands during the year ended December 31, 2010 and was recorded as financial income. As of December 31, 2010, we didn’t have any hedging instruments on our balance sheet.

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to our investment in restricted cash and to our loans. Our short-term and long term restricted cash is primarily invested in certificates of deposit. As of December 31, 2010, the vast majority of this amount was linked to the U.S. dollar. It is used as collateral for the lease of the Company’s offices, performance guarantees to customers and loans and therefore does not bear significant interest rates. Our financial liabilities are comprised of loans and convertible notes. The table below details our balance sheet exposure by currency and interest rates. Any changes in the interest rate relating to the loan with the variable interest rate, could adversely affect our operations if financial expenses increase.

The table below details our balance sheet exposure by currency and interest rates:

	Expected Maturity Dates
	2011	2012	2013	2014	2015 and thereafter
	(In thousands)
Assets:
Restricted cash - in U.S. dollars	3,634	600	500	500	2,500
Weighted interest rate	1.57%	0.22%	0.25%	0.25%	0.25%

In other currency	205	409	74
Weighted interest rate	2.38%	0%	7%
In other currency	1,004
Weighted interest rate	0.00%
Liabilities:
Short term bank credit - in U.S. dollars	2,129
Weighted interest rate	4.50%
Long-term loans (including current maturities) - in U.S. dollars	904	4,000	4,000	4,000	28,000
Weighted interest rate	8.24%	4.77%	4.77%	4.77%	4.77%
In other currency	443	594	599	548	3,461
Weighted interest rate	6.25%	6.26%	6.26%	6.29%	6.30%
Converted subordinated notes - in U.S. dollars	839	14,379
Weighted interest rate	4.00%	4.00%

ITEM 12:	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13:	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14:	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15:               CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our principal executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended) as of December 31, 2010, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act is accumulated and communicated to our management, including our principal executive officer and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the rules of the Securities and Exchange Commission.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transaction and dispositions of the assets of the company;

•
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

•
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

Our management assessed the effectiveness of our internal control over financial reporting, as of December 31, 2010.  In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on that assessment, our management concluded that as of December 31, 2010, our internal control over financial reporting is effective. Our management’s assessment of, and conclusion on, the effectiveness of internal control over financial reporting did not include the internal controls of Wavestream and RAS, which were acquired during 2010, and are included in the 2010 consolidated financial statements of Gilat and its subsidiaries.

Below is the independent auditors, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global,  audit report on the effectiveness of our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

GILAT SATELLITE NETWORKS LTD.

We have audited Gilat Satellite Networks Ltd.'s ("Gilat") and its subsidiaries' internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). Gilat's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

As indicated in the accompanying Item 15 of this annual report on Form 20-F under the heading "Management's Annual Report on Internal Control Over Financial Reporting", management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Wavestream and RAS, which were acquired during 2010 and are included in the 2010 consolidated financial statements of Gilat and its subsidiaries and constituted approximately 40% of total consolidated assets as of December 31, 2010. Our audit of internal control over financial reporting of Gilat and its subsidiaries also did not include an evaluation of the internal control over financial reporting of Wavestream and RAS.

In our opinion, Gilat and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Gilat and its subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in equity and cash flows for each of the three years in the period ended December 31, 2010, and our report dated April 12, 2011, expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 12, 2011	A Member of Ernst & Young Global

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

	Year Ended December 31,
	2010		2009
Services Rendered	Fees	Percentages	Fees	Percentages
Audit fees (1)	$836,213	89.52%	$818,254	93.17%
Tax fees (2)	$62,875	6.73%	$60,000	6.83%
Other	$35,000	3.75%
Total	$934,088	100%	$878,254	100.00%

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

Issuer Purchase of Equity Securities

In the year ended December 31, 2010, neither we nor any affiliated purchaser has purchased any of our securities.

ITEM 16F:             CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.             CORPORATE GOVERNANCE

Under NASDAQ Marketplace Rule 5615(a)(3) or Rule 5615(a)(3), foreign private issuers, such as our company, are permitted to follow certain home country corporate governance practices instead of certain provisions of Rule 5615(a)(3).

We have elected to follow Israeli law and practice instead of the following NASDAQ rules:

•
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

•
The requirements regarding the director nominations process.  Under Israeli law and practice, our Board of Directors is authorized to recommend to our shareholders director nominees for election, and our shareholders may nominate candidates for election as directors by the general meeting of shareholders. Although we are not required to do so under Israel law, our Board of Directors has established a nominating committee, which is charged with and authorized to recommend nominees for election to the board of directors by our shareholders at the annual general meeting of shareholders. See Item 6C. “Directors, Senior Management and Employees - Board Practices - Election of Directors.”

•
The requirement that all member of the audit committee qualify as “independent directors” within the meaning of NASDAQ rules. Our audit committee is currently comprised of four members.  One of the members of our audit committee does not qualify as an independent director within the meaning of NASDAQ rules.  However, our Board of Directors has determined that such director satisfies the independence requirements of the Securities and Exchange Commission and satisfies the requirements of Israeli law for audit committee members.

•
The requirements with respect to compensation of executive compensation. In accordance with Israeli law, the compensation of our executive officers other than our chief executive officer (who is also a director) is determined by our compensation and stock option committee, and exculpation, insurance and indemnification of, or an undertaking to, indemnify our executive officers who are not directors requires the approval of both our audit committee and compensation and stock option committee.  The compensation of our chief executive officer, who also serves as the chairman of our Board of Directors, is approved by our audit committee, compensation and stock option committee and shareholders, in that order.  Our compensation and stock option committee is comprised of three members, each of whom is an independent director within the meaning of NASDAQ rules.

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

2.1	Form of 4.00% Convertible Subordinated Note due 2012. Previously filed as Exhibit T3C to our Form T-3 (No. 022-28667), which Exhibit is incorporated herein by reference.

4.1
Sublease and Master Deed of Lease dated as of March 28, 2001 by and among BP III Leasco, LLC as Sublessor, BP Tysons, LLC as Landlord and Spacenet Real Estate Holdings, LLC as Sublessee and Master Tenant. Previously filed as Exhibit 4.7 to our Annual Report on Form 20-F for the fiscal year ending December 31, 2000, which Exhibit is incorporated herein by reference.

4.2
Agreement and Plan of Merger by and among Gilat Satellite Networks Ltd., Spacenet Inc., Wideband Acquisition Corporation, Wavestream Corporation and Shareholders Representative Services LLC, dated October 12, 2010.

4.3	Unit Purchase Agreement among Spacenet Integrated Government Solutions, Inc., Raysat Antenna Systems, LLC and Others, dated as of March 17, 2010.

4.4	Summary of material provisions of the loan documents between Gilat Satellite Networks Ltd. and First International Bank of Israel, dated December 14, 2010.

8.1	List of subsidiaries.

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.

13.1	Certification by Chief Executive Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by Chief Financial Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

S I G N A T U R E S

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GILAT SATELLITE NETWORKS LTD.

By:	/s/ Amiram Levinberg
Amiram Levinberg
Chairman of the Board of Directors and Chief Executive Officer

Date: April 12, 2011

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

GILAT SATELLITE NETWORKS LTD.

We have audited the accompanying consolidated balance sheets of Gilat Satellite Networks Ltd. (the "Company") and its subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in equity and cash flows for each of the three years in the period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2010 and 2009, and the consolidated results of their operations and their cash flows, for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 12, 2011, expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 12, 2011	A Member of Ernst & Young Global

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2010	2009

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$57,238	$122,672
Short-term bank deposits	-	31,729
Short-term restricted cash	3,839	1,782
Restricted cash held by trustees	1,004	2,137
Trade receivables, net	51,994	45,597
Inventories	29,612	13,711
Other current assets	22,973	19,068

Total current assets	166,660	236,696

LONG-TERM INVESTMENTS AND RECEIVABLES:
Severance pay funds	10,572	9,912
Long-term restricted cash	4,583	4,896
Long-term trade receivables, receivables in respect of capital leases and other receivables	6,538	2,204

Total long-term investments and receivables	21,693	17,012

PROPERTY AND EQUIPMENT, NET	103,490	100,532

INTANGIBLE ASSETS AND DEFERRED CHARGES, NET	57,453	2,988

GOODWILL	106,082	-

Total assets	$455,378	$357,228

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2010	2009

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term bank credit	$2,129	$-
Current maturities of long-term loans and convertible subordinated notes	2,186	5,220
Trade payables	18,267	16,838
Accrued expenses	24,591	20,067
Short-term advances from customers held by trustees	1,004	2,137
Other current liabilities	39,675	28,154

Total current liabilities	87,852	72,416

LONG-TERM LIABILITIES:
Long-term loans, net	45,202	9,830
Accrued severance pay	10,579	10,011
Accrued interest related to restructured debt	575	1,176
Convertible subordinated notes	14,379	15,220
Other long-term liabilities	32,678	16,280

Total long-term liabilities	103,413	52,517

COMMITMENTS AND CONTINGENCIES

EQUITY:
Share capital - Ordinary shares of NIS 0.2 par value: Authorized - 60,000,000 shares as of December 31, 2010 and 2009; Issued and outstanding - 40,697,831 and 40,272,733shares as of December 31, 2010 and 2009, respectively	1,855	1,832
Additional paid-in capital	865,080	863,337
Accumulated other comprehensive income	774	1,341
Accumulated deficit	(603,596)	(634,215)

Total equity	264,113	232,295

Total liabilities and equity	$455,378	$357,228

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2010	2009	2008

Revenues:
Products	$120,255	$91,407	$150,351
Services	112,730	136,652	117,175

Total revenues	232,985	228,059	267,526

Cost of revenues:
Products	61,975	56,672	80,424
Services	91,156	100,956	101,150

Total cost of revenues	153,131	157,628	181,574

Gross profit	79,854	70,431	85,952
Operating expenses:
Research and development, net	18,945	13,970	16,942
Selling and marketing	33,396	29,138	35,783
General and administrative	29,844	27,987	29,819
Costs related to acquisition transactions	3,842	-	-
Impairment of long-lived assets and other charges	-	-	5,020

Total operating expenses	86,027	71,095	87,564

Operating loss	(6,173)	(664)	(1,612)

Financial income (expenses), net	(557)	1,050	1,300
Expenses related to aborted merger transaction	-	-	(2,350)
Other income	37,360	2,396	2,983

Income before taxes on income	30,630	2,782	321
Taxes on income	11	904	1,445

Net income (loss)	$30,619	$1,878	$(1,124)

Net earnings (loss) per share:
Basic	$0.76	$0.05	$(0.03)
Diluted	$0.73	$0.04	$(0.03)

Weighted average number of shares used in computing net earnings (loss) per share:
Basic	40,466,906	40,159,431	39,901,019
Diluted	41,985,158	41,473,515	39,901,019

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share data)

	Number of Ordinary shares (in thousands)		Share capital		Additional paid-in capital	Accumulated other comprehensive income ***)	Accumulated deficit	Total comprehensive income (loss)	Total shareholders' equity

Balance as of January 1, 2008	39,612		1,796		859,207	1,776	(634,969)		227,810

Exercise of stock options and issuance of restricted share units	437		25		2,491	-	-		2,516
Stock-based compensation related to employee stock options	-		-		692	-	-		692
Comprehensive loss:
Foreign currency translation adjustments	-		-		-	(766)	-	$(766)	(766)
Unrealized gain on forward contracts, net	-		-		-	1,096	-	1,096	1,096
Net loss	-		-		-	-	(1,124)	(1,124)	(1,124)
Total comprehensive loss								$(794)
Balance as of December 31, 2008	40,049		1,821		862,390	2,106	(636,093)		230,224

Issuance of restricted share units	224		11		-	-	-		11
Stock-based compensation related to employee stock options	-		-		937	-	-		937
Conversion of convertible subordinated notes	**	)	*	)	10	-	-		10
Comprehensive income:
Foreign currency translation adjustments	-		-		-	(85)	-	$(85)	(85)
Unrealized gain on forward contracts, net	-		-		-	458	-	458	458
Realized gain on forward contracts, net	-		-		-	(1,138)	-	(1,138)	(1,138)
Net income	-		-		-	-	1,878	1,878	1,878
Total comprehensive income								$1,113
Balance as of December 31, 2009	40,273		1,832		863,337	1,341	(634,215)		232,295

Issuance of restricted share units	422		23		-	-	-		23
Stock-based compensation related to employee stock options	-		-		1,726	-	-		1,726
Conversion of convertible subordinated notes	**	) -	*) -		1	-	-		1
Exercise of stock options	3		*) -		16	-	-		16
Comprehensive income:
Foreign currency translation adjustments	-		-		-	(151)	-	$(151)	(151)
Unrealized gain on forward contracts, net	-		-		-	613	-	613	613
Realized gain on forward contracts, net	-		-		-	(1,029)	-	(1,029)	(1,029)
Net income	-		-		-	-	30,619	30,619	30,619
Total comprehensive income								$30,052
Balance as of December 31, 2010	40,698		$1,855		$865,080	$774	$(603,596)		$264,113

*)            Represents an amount lower than $ 1.
**)         Represents an amount lower than 1 thousand shares.
***)
Represents adjustments in respect of foreign currency translation and unrealized gain on forward contracts, net. The balance of accumulated other comprehensive income (loss) as of December 31, 2010, 2009 and 2008 included foreign currency translation adjustments in the amount of $ 774, $ 925 and $ 1,010, respectively, and unrealized gain on forward contracts, net, in the amount of $ 0, $ 416 and $1,096, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2010	2009	2008

Cash flows from operating activities:
Net income (loss)	$30,619	$1,878	$(1,124)
Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	14,794	14,509	13,132
Impairment of long-lived assets and other charges	-	-	5,020
Gain from redemption of convertible subordinated notes	-	(78)	-
Gain from the sale of investment accounted for at cost	(24,314)	(2,597)	(1,801)
Stock-based compensation related to employees	1,726	937	692
Accrued severance pay, net	(135)	(1,113)	1,324
Accrued interest and exchange rate differences on short and long-term restricted cash, net	(201)	256	(189)
Accrued interest, accretion of discounts and exchange rate differences on held-to-maturity marketable securities and short-term bank deposits, net	(45)	(349)	(1,778)
Exchange rate differences on long-term loans	(415)	212	(348)
Exchange rate differences on loans to employees	-	(5)	28
Capital loss from disposal of property and equipment	270	163	89
Deferred income taxes	(250)	992	(265)
Decrease (increase) in trade receivables, net	(1,562)	14,294	(15,979)
Decrease (increase) in other assets (including short-term, long-term and deferred charges)	(5,559)	6,530	(2,535)
Decrease (increase) in inventories	(2,946)	8,995	36
Decrease in trade payables	(4,759)	(6,855)	(3,185)
Increase (decrease) in accrued expenses	2,256	(6,034)	3,640
Increase (decrease) in advances from customers held by trustees, net	(1,133)	(22,032)	176
Increase (decrease) in other accounts payable and other long-term liabilities	4,574	(9,909)	(16,553)

Net cash provided by (used in) operating activities	12,920	(206)	(19,620)

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2010	2009	2008

Cash flows from investing activities:
Purchase of property and equipment	(7,638)	(4,485)	(13,799)
Proceeds from sale of investment accounted for at cost	24,314	2,597	1,801
Other investments	-	-	(195)
Purchase of held-to-maturity marketable securities and deposits	(30,693)	(130,961)	(143,572)
Proceeds from held-to-maturity marketable securities and deposits	62,384	162,615	127,895
Purchase of available-for-sale marketable securities	(4,804)	-	-
Proceeds from available-for-sale marketable securities	4,888	-	-
Proceeds from sale of property and equipment	-	-	426
Loans to employees, net	14	39	2,798
Investment in restricted cash (including long-term)	(2,941)	(90)	(1,630)
Proceeds from restricted cash (including long-term)	1,339	7,696	769
Investment in restricted cash held by trustees	(12,346)	(3,056)	-
Proceeds from restricted cash held by trustees	13,673	24,834	-
Acquisitions of subsidiaries, net of cash acquired (a,b)	(153,883)	-	-
Patents and marketing rights	(2,515)	-	-

Net cash provided by (used in) investing activities	(108,208)	59,189	(25,507)

Cash flows from financing activities:
Exercise of stock options and issuance of restricted share units	39	11	2,516
Early redemption of convertible notes	-	(170)	-
Repayment of convertible debt	(839)	-	-
Short-term bank credit, net	(946)	(6,500)	678
Proceeds from long-term loans	40,000	-	-
Repayment of long-term loans	(8,409)	(4,350)	(5,362)

Net cash provided by (used in) financing activities	29,845	(11,009)	(2,168)

Effect of exchange rate changes on cash and cash equivalents	9	782	(1,596)

Increase (decrease) in cash and cash equivalents	(65,434)	48,756	(48,891)
Cash and cash equivalents at the beginning of the year	122,672	73,916	122,807

Cash and cash equivalents at the end of the year	$57,238	$122,672	$73,916

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Year ended December 31,
		2010	2009	2008
Supplementary cash flow activities:

(1)	Cash paid during the year for:
	Interest	$1,334	$1,546	$2,160

	Income taxes	$400	$698	$1,180

(2)	Non-cash transactions:

	Conversion of long-term convertible subordinated notes	$1	$10	$-

	Classification from inventories to property and equipment	$717	$806	$3,483

	Classification from property and equipment to inventories	$128	$2,497	$62

		Year ended
		December 31,
		2010
(a)	Payment for the acquisition of RAS (see also Note 1d):

	Estimated fair value of assets acquired and liabilities assumed at the acquisition date:

	Working capital (excluding cash and cash equivalents)	$(4,727)
	Property and equipment, net	3,147
	Intangible assets	9,778
	Goodwill	20,162
	Other non-current assets	2,144
	Long-term liabilities	(3,436)
		27,068

	Deferred Payment	(751)

		$26,317

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

(b)	Payment for the acquisition of Wavestream (see also Note 1e):

Estimated fair value of assets acquired and liabilities assumed at the acquisition date:

Year ended December 31, 2010

Working capital (excluding cash and cash equivalents)	$4,816
Property and equipment, net	3,513
Other non-current assets	355
Goodwill	85,920
Intangible assets	43,568
Long-term liabilities *)	(9,097)
129,075

Contingent consideration	(1,509)

$127,566

*)              Mainly deferred tax liabilities

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:        GENERAL

a.	Organization:

Gilat Satellite Networks Ltd. (the "Company" or "Gilat") and its subsidiaries (the "Group") is a global provider of Internet Protocol, or IP, based digital satellite communication and networking products and services. The Group designs, produces and markets VSATs, or very small aperture terminals, and related VSAT network equipment. VSATs are earth based terminals that transmit and receive broadband, Internet, voice, data and video via satellite. VSAT networks combine a large central earth station, called a hub, with multiple remote sites (ranging from tens to thousands of sites), which communicate via satellite. In addition, following the acquisition of Raysat Antenna Systems ("RAS") (see also Note 1d) on July 1, 2010, the group develops and provides Satcom On The Move antenna solutions and following the acquisition of Wavestream (see also Note 1e) on November 29, 2010, the Group develops and designs high power solid state amplifiers (SSPA) for military and commercial broadband communications, radar and imaging.

Gilat was incorporated in Israel in 1987 and launched its first generation VSAT in 1989. For a description of principal markets and customers, see Note 14.

Starting 2010 and following the acquisition of Wavestream the Group operates four complementary, operational and reportable segments:

•	Gilat worldwide which is comprised of two reportable segments:
o
Gilat International (previously known as Gilat Network Systems or “GNS”), a provider of VSAT-based networks and associated professional services, including turnkey and management services, to telecom operators worldwide. Since the acquisition of RAS during 2010, Gilat International is also a provider of low-profile antennas, used for satellite-on-the-move communications (Satcom-OnThe-Move) antenna solutions, and

o
Gilat Peru & Colombia (previously known as Spacenet Rural Communications or "SRC" segment), a provider of telephony, Internet and data services primarily for rural communities in Peru and Colombia under projects that are subsidized by government entities.

•	Spacenet Inc. ("Spacenet"), a provider of satellite network services to enterprises, small office/home office ("SOHOs") and residential customers in the U.S.
•
Wavestream Corp. ("Wavestream"), a provider of high power solid state amplifiers (SSPA) Block Upconverters (BUCs) with field-proven, high performance solutions designed for mobile and fixed satellite communication (SATCOM) systems worldwide, primarily in the defense market. Wavestream is currently concentrated on sales to government defense agencies which account for most of its revenues, mainly the U.S. Department of Defense, pursuant to contracts awarded to system integrators under defense-related programs.

b.	Impairment of long-lived assets and other charges:

In 2008, the Group recorded losses for the impairment of its long-lived assets and other charges with respect to its Colombian activity included in the Gilat Peru & Colombia segment, in the amount of $ 5,020, see also Note 10.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1: -      GENERAL (Cont.)

c.	Aborted Agreement and Plan of Merger (the "Agreement and Plan of Merger"):

On March 31, 2008 the Company announced the signing of an Agreement and Plan of Merger to be acquired for $ 475,000 in an all cash transaction by a consortium of private equity investors. The closing of the transaction was subject to shareholders' approval, certain regulatory approvals and other customary closing conditions.

On August 5, 2008 the Company informed the consortium that all conditions precedent to closing had been met.

On August 29, 2008, the Company notified the consortium that it was terminating the Agreement and Plan of Merger citing the consortium's intentional breach of the merger agreement and failure to close the merger transaction within the time period established to complete the transaction.

The definitive agreement provided for a termination fee in the amount of approximately $ 47,500 payable to the Company, and the Company sued the consortium members for this amount. In August 2010, the Company signed settlement agreements with each of the consortium members. Under the terms of the settlement agreements, the Company will receive an aggregate of approximately $ 20,000, over half of which was already received on October 1, 2010 with the remainder to be received in annual installments ending in October 2013. The settlement agreements were reached as part of mediation proceedings that began in 2009.

d.	Business combination - acquisition of RAS:

In March 2010 and in April 2010, the Company entered into definitive agreements to acquire all of the units of Raysat Antenna Systems ("RAS LLC"), a provider of Satcom On The Move antenna solutions, and all of the shares of RaySat BG ("Raysat BG"), a Bulgarian research and development center for total consideration of $ 25,200 and $ 3,300 respectively, in cash. During July and August 2010, the Company closed the acquisitions of both entities. In conjunction with these transactions, the Company also acquired patents and marketing rights in the field of two-way SatCom on the Move antennas in the amount of $ 2,500.

The excess of total acquisition costs over the fair value of net tangible and identifiable intangible assets on acquisition amounting to $ 20,162 and was attributable to goodwill. An amount of approximately $ 13,500 out of total goodwill is allocated to the Spacenet segment and the remainder amounting to $ 6,662 is allocated to the Gilat International segment.

The derived goodwill from these acquisitions is attributable to addition capabilities of the Group to expand products and technology offering, to augment capabilities of current products and the ability of entering new markets. An amount of $ 10,800 related to the above goodwill is deductible for tax purposes.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1: -      GENERAL (Cont.)

Technology, customer relationships and backlog deriving from acquisitions in the total amount of $ 9,333 are amortized at an annual weighted average of approximately 8 years.

In process research and development deriving from the acquisition in the amount of $ 445 represents incomplete research and development projects that have not reached technological feasibility on date of the acquisition.  Upon completion of development, the acquired in process research and development will be considered finite-lived assets and will be amortized accordingly at an annual weighted average of 9.5 years.

Under purchase method of accounting the purchase price was allocated to the identifiable intangible assets acquired and liabilities assumed based upon their estimated fair values as follows:

Cash	$1,396
Other current assets	3,140
Non-current assets	2,144
Property and equipment	3,147
Intangible assets:
Technology	7,963
Customer relationships	1,279
Backlog	91
In process research and development	445
Goodwill	20,162
Current liabilities	(7,867)
Long-term liabilities	(3,437)

Net assets acquired	$28,463

e.	Business combination - acquisition of Wavestream Corporation ("Wavestream"):

On November 29, 2010 the Group completed the acquisition of all shares of Wavestream, a provider of high power solid state amplifiers.

Wavestream was acquired for approximately $ 135,000 out of which an amount of $ 2,500 represents the fair value of the potential contingent consideration according to the Company's management estimation and was accrued in the Group's financial statements. The contingent consideration may earn out up to $ 6,800 and is based on revenues target of Wavestream in 2011. The Company classified the contingent considerations as a liability as of the date of the transaction.

The excess of total acquisition costs over the fair value of net tangible and identifiable intangible assets on acquisition amounting to $ 85,920 and was attributed to goodwill and was allocated in its entirety to the Wavestream segment. This amount of goodwill is not deductible for tax purposes.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1: -      GENERAL (Cont.)

The derived goodwill from this acquisition is attributable to the addition capabilities of the Group to expand products and technology offering, to augment capabilities of current products and the ability of entering the military and defense markets.

Technology, customer relationships and backlog in the amount of $ 43,568 are amortized at an annual weighted average of 7.5 years.
The following table summarizes the estimated fair values of Wavestream’s assets acquired and liabilities assumed and related deferred income taxes as of the acquisition date:

Cash	$5,873
Other current assets	18,425
Non-current assets	355
Property and equipment	3,513
Intangible assets:
Technology	40,040
Customer relationships	3,187
Backlog	341
Goodwill	85,920
Current liabilities	(13,609)
Long-term liabilities *)	(9,097)

Net assets acquired	$134,948

*) Mainly attributed to deferred tax liabilities.

Subsequent to December 31, 2010, the Company identified certain indicators that may affect the carrying value of goodwill and/or other intangibles assets attributed to Wavestream. Should those indicators sustain, the Company will be required to perform an interim impairment analysis that may affect the carrying value of goodwill and other intangibles assets or the amortization period of those intangible assets. The Company may also be required to reassess the value attributed to its contingent consideration obligation.

f.	Unaudited pro forma condensed results of operations:

The following represents the unaudited pro forma condensed results of operations for the years ended December 31, 2009 and 2010 assuming that the acquisitions of RAS and Wavestream occurred on January 1, 2009. The pro forma information is not necessarily indicative of the results of operations, which actually would have occurred had the acquisitions been consummated on those dates, nor does it purport to represent the results of operations for future periods.

	Year ended December
	31, 2010	31, 2009
	Unaudited
	Total Consolidated
Revenues	$304,021	$294,225

Net income / (loss)	$43,600	$(855)

Basic net earnings / (losses) per share	$1.08	$(0.02)

Diluted net earnings / (losses) per share	$1.04	$(0.02)

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1: -      GENERAL (Cont.)

g.
The Company depends on a major supplier to supply certain components and services for the production of its products or providing services. If this supplier fails to deliver or delay the delivery of the necessary components or services, the Company will be required to seek alternative sources of supply. A change in suppliers could result in manufacturing delays or services delays which could cause a possible loss of sales and, or, additional incremental costs and, consequently, could adversely affect the Company's results of operations and financial position.

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

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

ASC 810 requires a VIE to be consolidated by the party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) that has both of the following characteristics: a) the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance b) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

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

Most of the activity of Gilat Colombia in Colombia consists of operating subsidized projects for the government (the "Compartel Projects"). The Compartel Projects were awarded to Gilat's Colombian subsidiaries in 1999 and 2002.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

As required by the Compartel Projects' bid documents, the Group established trusts  (the "Trusts") and entered into governing Trust Agreements (one for each project awarded) (collectively, the "Trust Agreements"). The Trusts were established for the purpose of holding the network equipment, processing payments to subcontractors, and holding the funds received through the subsidy ("the Subsidy") until they are released in accordance with the terms of the Subsidy and paid to the Group. The Trusts are a mechanism to allow the Government to review amounts to be paid with the Subsidy and verify that such funds are used in accordance with the transaction document of the project and the terms of the Subsidy. The Group generates revenues from the subsidy, as well as from the use of the network that the Group operates.

The Trusts are considered VIEs and the Group is identified as the primary beneficiary of the Trusts.

Under ASC 810 the Company performs ongoing reassessments of whether it is the primary beneficiary of a variable interest entity. As the Company's management assessment provides that the Company has the power to direct the activities of a VIE that most significantly impact the VIE’s activities (it is responsible for establishing and operating the networks), and the obligation to absorb losses of the VIE that could potentially be significant to the VIE and the right to receive benefits from the VIE that could potentially be significant to the VIE economic performance, it was therefore concluded by management that the Company is the primary beneficiary of the Trusts.  As such, the Trusts were consolidated in the financial statements of the Company since their inception.

As of December 2010 and 2009, the Trust's total assets, classified as "Restricted cash held by trustees" and total liabilities, classified as "Short-term advances from customers held by trustees" consolidated within the financial statements of the Company amounted to $ 1,004 and $ 2,137, respectively.

d.	Cash equivalents:

Cash equivalents are short-term highly liquid investments that are not restricted as to withdrawals or use with maturities of three months or less at the date acquired.

e.	Short-term and long-term restricted cash:

Short-term restricted cash is primarily invested in certificates of deposit, which mature within one year. As of December 31, 2010, the vast majority of this amount was linked to the dollar. It is used as collateral for the lease of the Group's offices, performance guarantees to customers and loans, and bears weighted average interest rates of 1.64% and 1.40% as of December 31, 2010 and 2009, respectively.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Long-term restricted cash is primarily invested in certificates of deposit, which mature in more than one year. As of December 31, 2010, the vast majority of the amount is linked to the dollar. It bears annual weighted average interest rates of 0.35% and 0.24% as of December 31, 2010 and 2009, respectively. This long-term restricted cash is used as collateral for the lease of the Group's offices, a sale and lease back transaction, performance guarantees to customers and loans.

f.	Restricted cash held by trustees:

As of December 31, 2010, short-term restricted cash held by trustees is invested in a savings bank account linked to the Colombian Peso. As of December 31, 2009, the amount was primarily invested in certificates of deposit linked to the Colombian Peso. The restricted cash is being released based upon performance milestones as stipulated in the Group's agreements with the government of Colombia.

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

The cost of Wavestream's inventory for each of the inventory types is determined using the first-in-first-out (FIFO) method.

h.	Investment in other companies:

The investment in these companies is stated at cost since the Group does not have the ability to exercise significant influence over operating and financial policies of the investments.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Group's investments in other companies are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable in accordance with ASC 323, "Investments - Equity Method and Joint Ventures" (formerly: APB 18, "The Equity Method of Accounting for Investments in Common Stock"). Any impairment loss is recognized in the consolidated statements of operations. As of December 31, 2010 and 2009, the investment in these companies was nil.

i.	Long-term trade receivables:

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

j.	Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets as follows:

Years

Buildings	50
Computers, software and electronic equipment	3 - 7
Office furniture and equipment	5 - 17
Vehicles	5 - 7
Leasehold improvements	Over the term of the lease or the useful life of the improvements, whichever is shorter

Equipment leased to others under operating leases is carried at cost less accumulated depreciation and depreciated using the straight-line method over the useful life of the assets.

k.	Intangible assets and deferred charges:

Intangible assets subject to amortization are initially recognized based on the fair value allocated to them, and subsequently stated at amortized cost. The assets are amortized over their estimated useful lives using  the straight line method over an estimated period during which benefits are expected to be received, in accordance with ASC 350, "Intangible - Goodwill and Other" ("ASC 350") (formerly: Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets") as the follows weighted average in years:

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Years

Technology	7.8
Customer Relationships	6.8
Marketing Rights and Patents	12.3
In process research and development *)	9.5
Backlog	1

*) Will be amortized upon completion of the research and development process.

As of December 31, 2010 no impairment losses have been identified. (See also Note 2m).

Deferred charges represent costs related to the deferred revenue. Such costs are recognized when the related revenues are recognized. Deferred charges are presented on the balance sheet under other current assets, if it will be recognized within a year after the balance sheet date and under intangible assets and deferred charges, if it will be recognized in more than one year after the balance sheet date.

l.	Goodwill:

Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired. Under ASC 350 (formerly SFAS No. 142), goodwill is not amortized, but rather is subject to an annual impairment test.

ASC 350 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired. Goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is determined using discounted cash flows. Significant estimates used in the fair value methodologies include estimates of future cash flows, future growth rates and the weighted average cost of capital of the reporting units. The Group has elected to perform the annual impairment tests in the fourth quarter of the year and did not identify any impairment losses as of December 31, 2010.

Subsequent to December 31, 2010, the Company identified certain indicators that may affect the carrying value of goodwill and/or other intangibles assets attributed to Wavestream. Should those indicators sustain, the Company will be required to perform an interim impairment analysis that may affect the carrying value of goodwill and other intangibles assets or the amortization period of those other intangible assets. The Company may also be required to reassess the value attributed to its contingent consideration obligation.

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

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In 2010 and 2009, no impairment losses have been identified. In 2008, the Group recorded impairment losses in respect of long-lived assets related to its Gilat Peru & Colombia operational segment in Colombia. See also Note 10 and Note 1 e.

n.	Revenue recognition:

The Group generates revenue mainly from the sale of products and services for satellite-based communications networks. Sale of products includes mainly the sale of VSATs and hubs. Service revenue include access to and communication via satellites ("space segment"), installation of network equipment, telephone services, internet services, consulting, on-line network monitoring, network maintenance and repair services. The Group sells its products primarily through its direct sales force and indirectly through resellers or system integrators. Sales consummated by the Group's sales force and sales to resellers or system integrators are considered sales to end-users.

Revenue from product sales is recognized in accordance with SEC Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition" ("SAB No. 104"), when delivery has occurred, persuasive evidence of an agreement exists, the vendor's fee is fixed or determinable, no further obligation exists and collectability is probable. When significant acceptance provisions are included in the arrangement revenue are deferred until the acceptance occurs. Generally, the Group does not grant rights of return. Revenues from services is recognized recognized ratably over the period of the contract or as services are performed, as applicable.

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

U.S. dollars in thousands

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenue from products and services under operating leases of equipment is recognized ratably over the lease period, in accordance with ASC 840.

Deferred revenue represents amounts received by the Group when the criteria for revenue recognition as described above are not met and are included in "Other current liabilities" and "Other long-term liabilities". In general, when deferred revenue is recognized as revenue, the associated deferred costs are also recognized as cost of sales.

o.	Shipping and advertising expenses:

Selling and marketing expenses include shipping expenses in the amounts of $ 3,945, $ 2,503 and $ 2,102, for the years ended December 31, 2010, 2009 and 2008, respectively.

Advertising costs are expensed as incurred. Advertising expenses for the years ended December 31, 2010, 2009 and 2008 amounted to $ 859, $ 722 and $ 878, respectively.

p.	Warranty costs:

Generally, the Group provides product warranties for periods between twelve to eighteen months at no extra charge. A provision is recorded for estimated warranty costs based on the Group's experience. Warranty expenses for the years ended December 31, 2010, 2009 and 2008 were immaterial.

q.	Research and development expenses:

Research and development expenses, net of grants received, are charged to expenses as incurred.

r.	Grants:

The Group received non-royalty-bearing grants from the Government of Israel and from other funding sources, for approved research and development projects. These grants are recognized at the time the Group is entitled to such grants on the basis of the costs incurred or milestones achieved as provided by the relevant agreement and included as a deduction from research and development expenses.

Research and development grants deducted from research and development expenses amounted to $ 3,249, $ 2,311 and $ 1,760 in 2010, 2009 and 2008, respectively.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s.	Accounting for stock-based compensation:

The Group accounts for stock-based compensation in accordance with ASC 718, "Compensation-Stock Compensation" ("ASC 718") (formerly: SFAS No.123R, "Share-Based Payment"). ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statement of operations.

The Group recognizes compensation expenses for the value of its awards, which vested and were granted prior to January 1, 2006, based on the accelerated attribution method and for awards granted subsequent to January 1, 2006, based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The Group selected the Black-Scholes-Merton option pricing model as the most appropriate fair value method for its stock-options awards and values restricted stock based on the market value of the underlying shares at the date of grant. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements. The expected term of options granted is based upon historical experience and represents the period of time that options granted are expected to be outstanding.  The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Group has historically not paid dividends and has no foreseeable plans to pay dividends.

The Group accounts for equity instruments issued to third party service providers (non-employees) in accordance with the fair value based on an option-pricing model, pursuant to the guidance in ASC 505-50, "Equity-Based Payments to Non-Employees" ("ASC 505-50") (formerly: EITF 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services"). The fair value of the options granted is revalued over the related service periods and recognized over the vesting period. (See also Note 8).

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

U.S. dollars in thousands

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

ASC 740-10, as amended by FIN 48, applies to all tax positions related to income taxes subject to ASC 740. This includes tax positions considered to be "routine" as well as those with a high degree of uncertainty. FIN 48 has expanded disclosure requirements, which include a tabular roll forward of the beginning and ending aggregate unrecognized tax benefits as well as specific detail related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit will significantly increase or decrease within twelve months (See also Note 11).

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

The Group also has restricted cash held by trustees, which is invested in Colombian Peso with major banks in Colombia. As of December 31, 2010, restricted cash held by the trustees amounted to $ 1,004. The Group is entitled to receive the restricted cash held by the trustee in stages based upon operational milestones. The cash held in trusts is reflected in the Company's balance sheet as "Restricted cash held by trustees".

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

During 2010 and 2009, the Company entered into hedging agreements, with major banks in Israel, in order to hedge portions of its anticipated NIS payroll payments. These contracts are designated as cash flow hedges. Those contracts mature at the time in which the related salary payments are paid. See also Note 2(y) and Note 7.

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

Severance pay expenses for the years ended December 31, 2010, 2009 and 2008, amounted to approximately $ 2,317, $ 1,962 and $ 3,265, respectively.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

401K profit sharing plans

The Group has a number of savings plans in the United States that qualify under Section 401(k) of the Internal Revenue Code. U.S employees may contribute up to 100% of their pretax salary, but not more than statutory limits. Generally, the Group contributes one dollar for each dollar a participant contributes in this plan, in an amount of up to 3% and in addition, it contributes fifty cents for each dollar a participant contributes in this plan, for an additional 3%. Matching contributions for all the plans were approximately $ 610, $ 250 and $ 700 for the years ended 2010, 2009 and 2008, respectively. Matching contributions are invested in proportion to each participant's voluntary contributions in the investment options provided under the plan. Starting April 2009, the Group suspended the matching contribution and it was resumed again in February 2010.

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

The fair value of the convertible subordinated notes was determined based on management estimates that incorporate the estimated  market participant expectations of future cash flow and therefore is classified as Level 3. As of December 31, 2010 and 2009, the fair value of the Company's convertible subordinated notes was $ 14,043 and $ 14,172, respectively.

x.	Net earnings (loss) per share:

Basic net earnings (loss) per share are computed based on the weighted average number of Ordinary shares outstanding during each period. Diluted net earnings (loss) per share are computed based on the weighted average number of Ordinary shares outstanding during each period, plus dilutive potential Ordinary shares considered outstanding during the period, in accordance with ASC 260, "Earning per Share" ("ASC 260")  (formerly: SFAS No. 128, "Earning per Share"). The total weighted average number of shares related to the outstanding options and warrants excluded from the calculations of diluted net earnings (loss) per share, as they would have been anti-dilutive, was 3,794,561, 3,931,824 and 1,145,918 for the years ended December 31, 2010, 2009 and 2008, respectively.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following table sets forth the computation of basic and diluted net earnings (loss) per share:

1.	Numerator:

	Year ended December 31,
	2010	2009	2008
Numerator for basic net earnings (loss) per share -
Net income (loss) available to holders of
Ordinary shares	$30,619	$1,878	$(1,124)
Less -
Profit from redemption of convertible subordinated notes	-	(106)	-

Numerator for diluted net earnings (loss) per share	$30,619	$1,772	$(1,124)

2.	Denominator (in thousands):

Denominator for basic net earnings (loss) per share -
Weighted average number of shares	40,467	40,159	39,901
Add-employee stock options and
convertible subordinated notes	1,518	1,315	*) -

Denominator for diluted net earnings (loss) per share - adjusted weighted average shares assuming exercise of options	41,985	41,474	39,901

*) Anti-dilutive.

y.	Derivatives and hedging activities:

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

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company measured the fair value of the contracts in accordance with ASC No. 820, "Fair Value Measurement and Disclosure" ("ASC 820") at Level 2. As of December 31, 2010 the Company does not have any hedging instruments in the balance sheet.

z.	Impact of recently issued accounting pronouncements:

In January 2010, the FASB updated the "Fair Value Measurements Disclosures" codified in ASC 820. More specifically, this update requires an entity to disclose (a) separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances and settlements to be presented separately (i.e. present the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). This update clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value, and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs.

As applicable to the Group, this update became effective as of the first quarter ended December 31, 2010, except for the gross presentation of the Level 3 roll forward information, which is required for annual reporting as of December 31, 2010. The adoption of the new guidance did not have a material impact on the Company's consolidated financial statements.

In June 2009, the FASB issued an update to ASC 810, "Consolidation", which, among other things (i) Requires ongoing reassessments of whether an entity is the primary beneficiary of a variable interest entity, and eliminates the quantitative approach previously required for determining the primary beneficiary of a variable interest entity (ii) Amends certain guidance for determining whether an entity is a variable interest entity; and (iii) Requires enhanced disclosure that will provide users of financial statements with more transparent information about an entity's involvement in a variable interest entity. The update is effective for interim and annual periods beginning after November 15, 2009. The adoption of the new guidance did not have a material impact on the Company's consolidated financial statements.

In October 2009, the FASB issued ASU 2009-13, Multiple-Deliverable Revenue Arrangements, (amendments to FASB ASC Topic 605, Revenue Recognition) (“ASU 2009-13”) and ASU 2009-14, Certain Arrangements That Include Software Elements, (amendments to FASB ASC Topic 985, Software) (“ASU 2009-14”). ASU 2009-13 requires entities to allocate revenue in an arrangement using estimated selling prices of the delivered goods and services based on a selling price hierarchy. The amendments eliminate the residual method of revenue allocation and require revenue to be allocated using the relative selling price method. ASU 2009-14 removes tangible products from the scope of software revenue guidance and provides guidance on determining whether software deliverables in an arrangement that includes a tangible product are covered by the scope of the software revenue guidance.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ASU 2009-13 and ASU 2009-14 should be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. The Company is currently assessing the impact of these amendments to the ASC on its accounting and reporting systems and processes.

In February 2010, the FASB issued ASU 2010-09 - amendments to certain recognition and disclosure requirements of Subsequent Events codified in ASC 855. This update removes the requirement to disclose the date through which subsequent events were evaluated in both originally issued and reissued financial statements for "SEC Filers." An entity that is a conduit bond obligor (as defined) should evaluate subsequent events through the date that the financial statements are issued, and it should disclose the date through which subsequent events were evaluated. All other entities are required to evaluate subsequent events through the date that the financial statements are available to be issued and also must disclose that date. Other than SEC filers, all entities are required to disclose the date that financial statements are reissued only if they have been revised for an error correction or retrospective application of GAAP. The adoption of the new guidance did not have a material impact on the Company's consolidated financial statements.

In December 2010, the FASB issued ASU 2010-28, When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts codified in ASC 350, "Intangibles - Goodwill and Other". Under ASC 350, testing for goodwill impairment is a two-step test, in which Step 1 compares the fair value of the reporting unit to its carrying amount. If the fair value of the reporting unit is less than its carrying value, Step 2 is completed to measure the amount of impairment, if any. This ASU modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 if it appears more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity would consider whether there are any adverse qualitative factors indicating that an impairment may exist (e.g., a significant adverse change in the business climate). The adoption of the new guidance did not have a material impact on the Company's consolidated financial statements.

In December 2010, the FASB issued ASU 2010-29, Disclosure of Supplementary Pro Forma Information for Business Combinations codified in ASC 805, "Business Combinations". This ASU responds to diversity in practice about the interpretation of the pro forma disclosure requirements for business combinations. When a public entity’s business combinations are material on an individual or aggregate basis, the notes to its financial statements must provide pro forma revenue and earnings of the combined entity as if the acquisition date(s) had occurred as of the beginning of the annual reporting period. The ASU clarifies that if comparative financial statements are presented, the pro forma disclosures for both periods presented (the year in which the acquisition occurred and the prior year) should be reported as if the acquisition had occurred as of the beginning of the comparable prior annual reporting period only and not as if it had occurred at the beginning of the current annual reporting period.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The ASU also expands the supplemental pro forma disclosure requirements to include a description of the nature and amount of any material non-recurring adjustments that are directly attributable to the business combination. The disclosure requirement of ASU 2010-29 is reflected in the note regarding Pro Forma Information regarding the acquisition of RAS and Wavestream. See also Note 1 to the Company’s consolidated financial statements.

aa.	Reclassification:

Certain figures have been reclassified to conform to the 2010 presentation. The reclassification had no effect on previously reported net income (loss), equity or cash flows.

NOTE 3:-       INVENTORIES

a.	Inventories are comprised of the following:

	December 31,
	2010	2009

Raw materials, parts and supplies	$10,499	$697
Work in progress	1,193	405
Finished products	17,920	12,609

	$29,612	$13,711

b.	Inventory write-offs totaled $ 1,066, $ 1,945 and $ 1,556 in 2010, 2009 and 2008, respectively.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4:-       PROPERTY AND EQUIPMENT, NET

a.	Composition of property and equipment, grouped by major classifications, is as follows:

	December 31,
	2010	2009
Cost:

Buildings and land	$94,787	$92,687
Computers, software and electronic equipment	95,786	83,034
Equipment leased to others	91,838	93,673
Office furniture and equipment	9,863	9,290
Vehicles	525	457
Leasehold improvements	8,276	6,850

	301,075	285,991
Accumulated depreciation *)	197,585	185,459

Depreciated cost	$103,490	$100,532

*)	The accumulated depreciation of equipment leased to others as of December 31, 2010 and 2009 is $ 82,518 $ 83,843, respectively.

b.	Depreciation expenses totaled $ 11,500, $ 11,653 and $ 12,502 in 2010, 2009 and 2008, respectively.

c.	In 2008, the Group recorded impairment losses in respect of its long-lived assets in Colombia, see also Note 10.

d.	As for pledges and securities, see also Note 12f.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5:-       INTANGIBLE ASSETS AND DEFERRED CHARGES, NET

a.	Composition of intangible assets and deferred charges, grouped by major classifications, is as follows:

	December 31,
	2010	2009

Original amounts:

Technology	$48,003	$-
Customer Relationships	4,466	-
Marketing Rights and Patents	3,278	-
In process research and development	445	-
Backlog	432	-
Other	3,596	3,436

	60,220	3,436

Accumulated amortization:

Technology	813	-
Customer Relationships	60	-
Marketing Rights and Patents	466	-
In process research and development	-	-
Backlog	73	-
Other	1,355	636

	2,767	636

Deferred charges	-	188

	$57,453	$2,988

b.	Amortization expenses amounted to $ 3,294, $ 2,856 and $ 630 for the years ended December 31, 2010, 2009 and 2008, respectively.

c.	Estimated amortization expenses for the following years is as follows:

Year ending December 31,

2011	$8,819
2012	7,865
2013	7,761
2014	7,121
2015	7,077
2016 and thereafter	18,810

$57,453

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6:-       COMMITMENTS AND CONTINGENCIES

a.
On March 29, 2001, Spacenet completed a transaction for the sale and leaseback of its corporate headquarters building. The sale price of the property was approximately $ 31,500 net of certain fees and commissions. Concurrently with the sale, Spacenet entered into an operating leaseback contract for a period of fifteen years at an initial annual rent of approximately $ 3,500 plus escalation. The capital gain resulting from the sale and leaseback amounting to $ 5,600 was deferred and is being amortized over the fifteen year term of the lease. In accordance with the lease terms, Spacenet provided a security deposit consisting of a $ 5,000 fully cash collateralized letter of credit for the benefit of the lessor which is being released over the term of the lease agreement. As of December 31, 2010 $ 500 was released from this deposit. The lease is accounted for as an operating lease in accordance with ASC 840.

b.	Lease commitments:

Minimum lease commitments of certain subsidiaries under non-cancelable operating lease agreements with respect to premises occupied by them, at rates in effect subsequent to December 31, 2010, are as follows:

	Gross	Receivables	Net
Year ending December 31,	commitments	from subleases	commitments

2011	$5,684	$1,382	$4,302
2012	5,575	1,339	4,236
2013	5,695	1,005	4,690
2014	5,289	369	4,920
2015	5,026	380	4,646
2016 and thereafter	1,324	391	933

	$28,593	$4,866	$23,727

Gross rent expenses and income from subleases were $ 6,071 and $ 1,446, respectively in 2010, $ 5,704 and $ 1,480, respectively in 2009 and $ 7,016 and $ 1,508, respectively in 2008.

Out of the above commitment, $ 1,472 is included as restructuring accrual in other accounts payable and other long-term liabilities as of December 31, 2010. Some of the Group's lease agreements do not include renewal options.

c.	Commitments with respect to space segment services:

Future minimum payments due for space segment services subsequent to December 31, 2010, are as follows:

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6:-       COMMITMENTS AND CONTINGENCIES (Cont.)

Year ending December 31,

2011	$24,267
2012	21,381
2013	13,468
2014	11,931
2015	8,659
2016 and thereafter	7,708

$87,414

Space segment services expenses totaled $ 23,638, $ 29,512 and $ 26,628 in 2010, 2009 and 2008, respectively.

d.
In 2010 and 2009, the Company's primary material purchase commitments derived from inventory suppliers. The Company's material inventory purchase commitments are based on purchase orders, or on outstanding agreements with some of the Company's suppliers of inventory. As of December 31, 2010 and 2009, the Company's major outstanding inventory purchase commitments amounted to $ 18,881 and $ 14,757, respectively, all of which were orders placed or commitments made in the ordinary course of its business. As of December 31, 2010 and 2009, $ 9,709 and $ 7,341, respectively, of these orders and commitments, were from suppliers which can be considered sole or limited in number.

e.	Legal and tax contingencies:

1.
In September 2003, Nova Mobilcom S.A. ("Mobilcom"), filed a lawsuit against Gilat do Brasil for specific performance of a Memorandum of Understandings which provided for the sale of Gilat do Brasil, and specifically the GESAC project, a government education project awarded to Gilat do Brazil, to Mobilcom for an unspecified amount. Gilat do Brasil does not believe that this claim has any merit and is vigorously defending itself against the claims presented.

2.
In 2003, the Brazilian tax authority filed a claim against a subsidiary of Spacenet in Brazil, for alleged taxes due of approximately $ 4,000. In January 2004 and December 2005, the subsidiary filed its administrative defense which was denied by the first and second level courts, respectively. In September 2006, the subsidiary filed an annulment action seeking judicial cancellation of the claim. In May 2009, the subsidiary received notice of the court's first level decision which cancelled a significant part of the claim but upheld two items of the assessment. Under this new decision, the subsidiary's liability was reduced to approximately $ 1,530. This decision has been appealed by both the subsidiary and the State tax authorities and is pending review by the São Paulo Court of Appeals. As of December 31, 2010, the subsidiary faces a tax exposure of approximately $ 10,000 (the amount has increased due to interest and exchange rate differences).

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6:-       COMMITMENTS AND CONTINGENCIES (Cont.)

3.
In November 2009, a lawsuit was filed in the Central District Court in Israel by eight individuals and Israeli companies against the Company, all of its directors and its 20% shareholder, York Capital Management, and its affiliates. The plaintiffs claim damages based on the amounts they would have been paid had a merger agreement signed on March 31, 2008 with a consortium of buyers closed. The lawsuit, seeking damages of approximately $ 12,400, is similar to the lawsuit and motion for its approval as a class action proceeding previously filed by the same group of Israeli shareholders in October 2008. The October 2008 lawsuit and motion were withdrawn by the plaintiffs in July 2009 at the recommendation of the Court, which questioned the basis for the lawsuit.

The Company and its independent legal counsel believe the claims are completely without merit, and that the lawsuit is without basis. The Company intends to use all legal means necessary to protect and defend the Company and its directors.

4.
In December 2010, a lawsuit was filed against the Group in the Superior Court in Orange County, California by STM Group Inc. and Emil Youssefzadeh claiming damages for tortuous interference with contract and defamation for alleged actions in Peru.  The complaint seeks damages of approximately $6,000 in connection with the contract claim by STM Group, an unstated amount by Mr. Youssefzadeh, and exemplary damages and costs. The action was removed to the US District Court for the Central District of California and in March 2011, the Group moved to dismiss the complaint on several grounds. Although the Company's management believes the claims to be without merit, the Company's management cannot assess the likelihood of success because of the early stage of the litigation. The Group intends to use all legal means necessary to protect and defend the Group.

5.
The Group has certain tax exposures in some of the jurisdictions in which it conducts business. Specifically, in certain jurisdictions in the United States and in Latin America the Group is in the midst of different stages of audits and has received certain tax assessments. The tax authorities in these and in other jurisdictions in which the Group operates as well as the Israeli Tax Authorities may raise additional claims, which might result in increased exposures and ultimately, payment of additional taxes.

6.
The Group has accrued $ 14,507 and $ 14,276 as of December 31, 2010 and 2009, respectively, for the expected implications of such legal and tax contingencies. These accruals are comprised of $ 12,309 and $ 13,551 of tax related accruals as of December 31, 2010 and 2009, respectively, and $ 2,198 and $ 725 of legal and other accruals as of December 31, 2010 and 2009, respectively. The accruals related to tax contingencies have been assessed by the Group's management based on the advice of outside legal and tax advisers. The total estimated exposure for the aforementioned tax related accruals is $ 22,871 and $ 24,592 as of December 31, 2010 and 2009, respectively. The estimated exposure for legal and other related accruals is $ 6,907 and $ 2,410 as of December 31, 2010 and 2009, respectively.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6: -      COMMITMENTS AND CONTINGENCIES (Cont.)

The tax accruals include various tax matters such as taxes on income, property taxes, sales and use tax and value added tax, that are in different stages of audits, for which tax assessments have been received, or various tax exposures in which the Group has assessed the exposure and determined that an accrual is necessary. The accruals related to legal contingencies have been assessed by the Group's management based on the advice of independent legal advisers and are comprised of matters for which legal proceedings have been initiated against the Group.

The exposures and provisions related to income taxes have been assessed and provided for in accordance with ASC 740-10. Liabilities related to legal proceedings, demands and claims and other taxes are recorded in accordance with ASC 450, "Contingencies" ("ASC 450") (formerly: SFAS No. 5, "Accounting for Contingencies"), when it is probable that a liability has been incurred and the associated amount can be reasonably estimated. The Group's management, based on its legal counsel opinion, believes that it had provided an adequate accrual to cover the costs to resolve the aforementioned legal proceedings, demands and claims.

f.	Pledges and securities - see Notes 9 and 12f.

g.	Guarantees:

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

As of December 31, 2010, the aggregate amount of bank guarantees outstanding in order to secure the Group's various performance obligations was $ 6,081, including an aggregate of $ 2,147 on behalf of the subsidiary in Peru. The Group has restricted cash as collateral for these guarantees in an amount of $ 2,786.

In order to guarantee the Group's performance obligations for its Colombian activities, the Group secured insurance from a local insurance company in Colombia. The Group has provided the insurance company with various corporate guarantees, guaranteeing the Group's performance and its employee salary and benefit costs for in excess of approximately $ 36,800 and $ 7,900, respectively.

In addition, the Group has provided bank guarantees for certain leases throughout the world for an aggregate amount of $ 4,949. The Group has restricted cash as collateral for these guarantees in an amount of $ 4,611. The Group also provided other guarantees of $ 952 as of December 31, 2010, with $ 527 restricted cash as collateral for these guarantees.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6: -      COMMITMENTS AND CONTINGENCIES (Cont.)

In accordance with ASC 460, "Guarantees" ("ASC 460") (formerly: FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others"), as the guarantees above are performance guarantees for the Group's own performance, such guarantees are excluded from the scope of ASC 460. The Group has not recorded any liability for such amounts, since the Group expects that its performance will be acceptable. To date, no guarantees have ever been exercised against the Group.

NOTE 7:-       HEDGING INSTRUMENTS

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

During the years ended December 31, 2010 and 2009, the Company recognized net income (loss) of $ 1,023 and $ (46), respectively, related to the effective portion of its hedging instruments. The effective portion of the hedged instruments has been included as an offset (addition) of payroll expenses and other operating expenses in the statement of operations.

The ineffective portion of the hedged instrument amounted to $ 6 and $ 87 during the years ended December 31, 2010 and 2009, respectively and has been recorded as financial income.

In accordance with ASC 820, foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments. As of December 31, 2010 the Company does not have any hedging instruments in the balance sheet, the fair value of the hedging instruments as of December 31, 2009 constituted an asset of approximately $ 416.

NOTE 8:-       EQUITY

a.	Share capital:

Ordinary shares confer upon their holders voting rights, the right to receive cash dividends and the right to share in excess assets upon liquidation of the Company.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:-       EQUITY (Cont.)

b.	Stock Option Plans:

The Company adopted ASC 718 (formerly SFAS 123(R)) using the modified prospective transition method, which requires the application of the accounting standard starting from January 1, 2006, the first day of the Company's fiscal year 2006. Under that transition method, compensation cost recognized in the years ended December 31, 2010, 2009 and 2008 includes: (a) compensation cost for all stock-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of Statement 123, and (b) compensation cost for all stock-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of ASC 718.

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

In 2005, the Company's shareholders approved two increases in the number of options available for grant under the 2003 Plan for an aggregate of 4,635,000 shares to a total of 6,135,000 shares available for future grants. As of December 31, 2010, an aggregate of 408,720 shares of the Company are still available for future grants under the 2003 Plan.

The exercise price per share under the 1995 Plan was not less than the market price of an Ordinary share at the date of grant. The exercise price per share under the 2003 Plan is the higher of (i) $ 5.00 per share; and (ii) the market value of the shares as of the date of the option grant, unless otherwise provided in the stock option agreement.

In December 2005, the Company's shareholders approved the adoption of a new plan, the 2005 Plan with 1,500,000 shares or stock options available for grant. This Plan is designed to enable the Company's Board of Directors to determine various forms of incentives for all forms of service providers and, when necessary, adopt a sub-plan in order to grant specific incentives. Among the incentives that may be adopted are share options, performance share awards, performance share unit awards, restricted shares, restricted share unit awards and other stock-based awards. In October 2008, the Company's Board of Directors approved the adoption of a sub-plan to enable qualified optionees certain tax benefits under the Israeli Income Tax Ordinance. As of December 31, 2010, the Company granted 50,000 performance based options under the 2005 Plan, based on attaining sales target conditions, which are outstanding as of December 31, 2010 and 2009. As of December 31, 2010, the Company did not record any expenses relating to these options since achievement of the sales target is not expected.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:-       EQUITY (Cont.)

As of December 31, 2010, an aggregate of 50,814 shares of the Company are still available for future grants from the 2005 Plan.

In October 2008, the compensation stock option committee of the Company's Board of Directors approved the adoption of a new plan, the 2008 Plan with 1,000,000 shares or stock options available for grant and a sub-plan to enable qualified optionees certain tax benefits under the Israeli Income Tax Ordinance. Among the incentives that may be adopted are share options, performance share awards, performance share unit awards, restricted shares, restricted share unit awards and other stock-based awards. In October 2010 the Company's Board of Directors approved an increase in the number of shares or stock options available for grant under the 2008 Plan for 1,000,000 shares to a total of 2,000,000 shares available for future grants. As of December 31, 2010, an aggregate of 785,000 shares of the Company are still available for future grants under the 2008 Plan.

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

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:-       EQUITY (Cont.)

 Options granted to Employees and Non-employees

The fair value of the Company's stock options granted to employees for the years ended December 31, 2010, 2009 and 2008 was estimated using the following weighted average assumptions:

	Year ended December 31,
	2010	2009*)	2008

Risk free interest	1.70%	-	1.18%
Dividend yields	0%	-	0%
Volatility	45%	-	45%
Expected term (in years)	4.75	-	3.6

*)       No options were granted during the year ended December 31, 2009.

The grant date fair value of the Company's stock options granted to non-employees for the year ended December 31, 2010 was estimated using the following weighted average assumptions: risk free interest of 3.16%. dividend yield of 0%, volatility of 48% and expected term of 7 years. No options were granted to non-employees during the years ended December 31, 2009 and 2008.

A summary of employee option balances under the Company's Stock Option Plans as of December 31, 2010 and changes during the year ended December 31, 2010 are as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value (in thousands)

Outstanding at January 1, 2010	4,187,555	$6.8	5.5	$366
Granted	60,000	$4.8
Exercised	(3,000)	$5.3
Expired	(592)	$1,113.3
Forfeited	(39,849)	$14.5

Outstanding at December 31, 2010	4,204,114	$6.5	4.6	$610

Exercisable at December 31, 2010	3,903,132	$6.6	4.6	$410

Vested and expected to vest at December 31, 2010	$4,069,298	$6.5	4.6	$577

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:-       EQUITY (Cont.)

A summary of employee option balances under the Company's Stock Option Plans as of December 31, 2009 and 2008 and changes during the years ended on those dates are as follows:

	Year ended December 31,
	2009		2008
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Options outstanding at the beginning of the year	4,293,624	$7.2	4,097,030	$8.6
Changes during the year:
Granted	-	-	630,000	$4.3
Exercised	-	-	(336,718)	$6.0
Expired	(1,167)	$1,050.1	(3,846)	$895.5
Forfeited	(104,902)	$14.2	(92,842)	$13.7

Options outstanding at the end of the year	4,187,555	$6.8	4,293,624	$7.2

Options exercisable at the end of the year	3,691,382	$7.0	3,541,578	$7.7

A summary of non-employee option balances under the Company's Stock Option Plans as of December 31, 2010 and changes during the year ended December 31, 2010 are as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value (in thousands)

Outstanding at January 1, 2010	-
Granted	365,000	$6.0
Exercised	-
Expired	-
Forfeited	-

Outstanding at December 31, 2010	365,000	$6.0	6.3	$-

Exercisable at December 31, 2010	54,728	$6.0	6.3	$-

Vested and expected to vest at December 31, 2010	$350,172	$6.0	6.3	$-

No options were granted to non-employees during the year ended December 31, 2009 and 2008.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:-       EQUITY (Cont.)

The weighted-average grant-date fair value of options granted to employees during the years ended December 31, 2010 and 2008 was $ 1.93 and $ 0.55, respectively. The weighted-average grant-date fair value of options granted to non-employees during the year ended December 31, 2010 was $ 2.82.  The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing stock price on the last trading day of the year 2010 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2010. These amounts changes based on the fair market value of the Company's stock. Total intrinsic value of options exercised for the years ended December 31, 2010, 2009 and 2008 was approximately $ 1, nil and $ 2,127, respectively.

Total grant-date fair value of options and RSUs granted to employees that vested during the years ended December 31, 2010, 2009 and 2008 was approximately $ 1,444, $ 861 and $ 1,623, respectively.

Total grant-date fair value of options and RSUs granted to consultants that vested during the years ended December 31, 2010, 2009 and 2008 was approximately $ 179, $ 8 and $ 0, respectively.

The outstanding and exercisable options granted to employees under the Company's Stock Option Plans as of December 31, 2010, have been separated into ranges of exercise price as follows:

	Options	Weighted		Options	Weighted
	outstanding	average	Weighted	exercisable	average exercise
Ranges of	as of	remaining	average	as of	price of
exercise	December 31,	contractual	exercise	December 31,	exercisable
price	2010	life (years)	price	2010	options

$4.0 - 6.0	3,610,550	4.7	$5.4	3,366,131	$5.5
$6.0 - 8.2	530,650	3.9	$7.2	478,775	$7.1
$9.2 - 10.8	15,175	3.0	$9.8	10,487	$9.8
$77.2 - 79.0	46,527	0.9	$77.5	46,527	$77.5
$240.4 - 2,730.0	1,212	0.5	$241.4	1,212	$241.4

	4,204,114	4.6	$6.5	3,903,132	$6.6

The outstanding and exercisable options granted to non-employees under the Company's Stock Option Plans as of December 31, 2010, have been separated into ranges of exercise price as follows:

	Options	Weighted		Options	Weighted
	outstanding	average	Weighted	exercisable	average exercise
Ranges of	as of	remaining	average	as of	price of
exercise	December 31,	contractual	exercise	December 31,	exercisable
price	2010	life (years)	price	2010	options

$5.65-6.15	365,000	6.3	$6.0	54,728	$6.0

	365,000	6.3	$6.0	54,728	$6.0

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:-       EQUITY (Cont.)

 Restricted Share Units ("RSUs") granted to Employees and Non-employees

The fair value of RSUs is estimated based on the market value of the Company's stock on the date of the award.

During 2010, 2009 and 2008, the Company granted 597,000, 65,000 and 1,455,000 RSUs, respectively. The entitlement to these RSUs vests over a four-year period (15%, 25%, 30% and 30% each year, respectively) in quarterly batches. The following table summarizes information regarding the number of RSUs issued and outstanding as of December 31, 2010 and changes during the year ended December 31, 2010:

  Employees:

	Year ended December 31,
	2010		2009		2008
	Number of RSUs	Weighted average grant date fair value	Number of RSUs	Weighted average grant date fair value	Number of RSUs	Weighted average grant date fair value

RSUs outstanding at the beginning of the year	1,225,025	$3.2	1,455,000	$2.7	-	$-
Changes during the year:
Granted	567,000	$5.5	65,000	$3.3	1,455,000	$2.7
Vested	(417,029)	$2.9	(220,724)	$2.7	-	$-
Forfeited	(48,563)	$2.7	(74,251)	$2.7	-	$-

RSUs outstanding at the end of the year	1,326,433	$3.8	1,225,025	$2.7	1,455,000	$2.7

  Non-employees:

	Year ended December 31,
	2010		2009		2008
	Number of RSUs	Weighted average grant date fair value	Number of RSUs	Weighted average grant date fair value	Number of RSUs	Weighted average grant date fair value

RSUs outstanding at the beginning of the year	17,000	$2.7	20,000	$2.7	-	$-
Changes during the year:
Granted	30,000	$5.2	-	$-	20,000	$2.7
Vested	(5,000)	$2.7	(3,000)	$2.7	-	$-
Forfeited	-	$-	-	$-	-	$-

RSUs outstanding at the end of the year	42,000	$4.5	17,000	$2.7	20,000	$2.7

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:-       EQUITY (Cont.)

 Additional Stock-based Compensation Data

As of December 31, 2010, there was approximately $ 4,853 of total unrecognized compensation costs related to non-vested stock-based compensation arrangements granted to employees under the Plans and approximately $ 801 of total unrecognized compensation costs related to non-vested stock-based compensation arrangements granted to non-employees under the Plans. The cost related to employees and non-employees are expected to be recognized over a weighted-average period of 1.59 years each.

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

2.	Pursuant to the terms of a credit line from a bank (see also Note 12), the Company is restricted from paying cash dividends to its shareholders without initial approval from the bank.

NOTE 9:-       CONVERTIBLE SUBORDINATED NOTES

In 2003, the Company issued the 4.00% Convertible Subordinated Notes due 2012. The Company pays interest on Convertible Subordinated Notes semi-annually in arrears on April 1 and October 1 of each year, beginning on April 1, 2005. The Company is committed to pay approximately $ 400 of the principal amount of the notes on each of April 1 and October 1, in both 2010 and 2011, and the remaining principal amount at maturity. The notes are convertible at the option of the holder into the Company's Ordinary shares at a conversion price of $ 17.40 per Ordinary share at any time before close of business on October 1, 2012, unless the notes have been converted pursuant to a mandatory conversion clause as defined in the 4.00% Convertible Subordinated Note. Since January 1, 2005, the Company may, at its option, require the conversion right to be exercised under certain circumstances set forth in the indenture. During the years ended December 2010 and 2009, $1 and $10, respectively, of the Convertible Subordinate Notes were converted. In addition during 2009 the Company redeemed $ 248 of its Convertible Subordinated Notes. The collateral for the notes is a second priority security interest consisting of a floating charge on all of the Company's assets and a pledge of all on the shares of Spacenet, a wholly owned subsidiary of the Company.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:-       CONVERTIBLE SUBORDINATED NOTES (Cont.)

The interest of the holders of the notes in the collateral is subordinated to the security interest granted for the benefit of lending banks. As of December 31, 2010 and 2009, the outstanding amount of the notes is $ 15,219 and $ 16,060, respectively. As of December 31, 2010, $ 840 was classified as "Current maturities of long-term loans and convertible subordinated notes".

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

NOTE 10:-     IMPAIRMENT OF LONG-LIVED ASSETS AND OTHER CHARGES

During December 2008, the Colombian Government and the Group agreed to renegotiate certain terms of the contracts for the provision of services under the Compartel Projects, including the operational milestones going forward, so that they would better reflect the current telecom and business environment in Colombia. These amendments were signed in December 2008. The Group performed a cash flow analysis based on the guidance provided in ASC 360 (formerly SFAS 144) for these projects based on the revised terms. Based on such analysis, the Group recorded a loss representing an impairment of "long-lived assets and other charges" of $ 5,020.

The Group ensured that the accumulated revenue recognized from the Compartel Projects will not exceed the accumulated amounts previously released from the trust.

The Group recorded a loss of $ 5,020 for the year ended December 31, 2008, as follows:

Year ended December 31, 2008

Property and equipment impairment	$4,133
Other asset impairment and charges	887

$5,020

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-     TAXES ON INCOME

a.	ASC 740-10:

Interest associated with uncertain tax position is classified as financial expenses in the financial statements and penalties as general and administrative expenses.

A reconciliation of the beginning and ending amount of unrecognized tax positions is as follows:

	Year ended December 31,
	2010	2009

Balance at beginning of year	$8,264	$7,312
Increases related to current year tax positions	669	435
Increase (decrease) related to prior year tax positions, net	(1,300)	517

Balance at the end of year	$7,633	$8,264

The unrecognized tax benefits include accrued penalties and interest of $ 4,068 and $ 4,231 at December 31, 2010 and 2009, respectively. During the years ended December 31, 2010 and 2009, the Group recorded $ (163) and $ 1,013, for penalties and interest, respectively. The unrecognized tax benefits as of December 31, 2010 and 2009 would, if recognized, reduce the annual effective tax rate.

The Group does not expect a reversal of unrecognized tax benefits in the next 12 months.

The Company and its subsidiaries file income tax returns in Israel and in other jurisdictions of its subsidiaries. As of December 31, 2010, the tax returns of the Company and its main subsidiaries are open to examination by the Israeli and other tax authorities for the tax years 2003 through 2010.

b.	The Company:

1.
Tax benefits under the Law for the Encouragement of Capital Investments, 1959 ("the Law"):

The Company has been granted an "Approved Enterprise" status, under the Law, for nine investment programs in the alternative program, by the Israeli Government. In addition, the Company elected 2005 as the Year of Election for a new Beneficiary Enterprise.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-     TAXES ON INCOME (Cont.)

Since the Company is a "foreign investors' company", as defined by the above-mentioned Law, it is entitled to a ten-year period of benefits, for enterprises approved after April 1993. The main tax benefits from such status are a tax exemption for two to four years and a reduced tax rate (based on the percentage of foreign shareholding in each tax year) on income from all of its "Approved Enterprises" and "Beneficiary Enterprise", for the remainder of the benefit period. These tax benefits are subject to a limitation of the earlier of 12 years from commencement of operations, or 14 years from receipt of approval. The period of benefits for the nine programs has expired.

The Company is entitled to claim accelerated depreciation with respect to equipment used by its "Approved Enterprises" and Beneficiary Enterprise during the first five tax years of the operations of these assets.

On April 1, 2005, an amendment to the Law came into effect (the "Amendment") which significantly changed the provisions of the Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as an "Approved Enterprise", such as provisions generally requiring that at least 25% of the "Approved Enterprise" income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Law so that companies no longer require Investment Center approval in order to qualify for tax benefits. Rather, a company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set out by the Amendment. A company is also granted a right to approach the Israeli Tax Authorities for a pre-ruling regarding their eligibility for benefits under the Amendment.

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

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-     TAXES ON INCOME (Cont.)

However, the Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the Law as they were on the date of such approval. Therefore, the Company's existing "Approved Enterprise" programs will generally not be subject to the provisions of the Amendment. As a result of the Amendment, tax-exempt income generated under the provisions of the new Law, will subject the Company to taxes upon distribution or liquidation and the Company may be required in the future to record deferred tax liability with respect to such tax-exempt income. As of December 31, 2010, the Company did not generate income under the provisions of the new Law.

On January 1, 2011, new legislation that constitutes a major amendment to the Investment Law was enacted (the "Amendment Legislation"). Under the new Amendment Legislation, a uniform rate of corporate tax would apply to all qualified income of certain Industrial Companies, as opposed to the current law's incentives that are limited to income from Approved Enterprises during their benefits period. According to the new law, the uniform tax rate would be 10% in areas in Israel that will be designated as Development Zone A and 15% elsewhere in Israel during 2011-2012, 7% and 12.5%, respectively, in 2013-2014,  6% and 12%, respectively, thereafter. Certain "Special Industrial Companies" that meet certain criteria would enjoy further reduced tax rates of 5% in Zone A and 8% elsewhere. The profits of these Industrial Companies would be freely distributable as dividends, subject to a 15% withholding tax (or lower, under an applicable tax treaty). The Company is not located in Development Zone A area.

Under the transitory provisions of the new Amendment Legislation, the Company may elect whether to irrevocably implement the new law in its Israeli company while waiving benefits provided under the current law or keep implementing the current law during the next years. Changing from the current law to the new law is permissible at any stage. The Company is examining the possible effect of the Amendment Legislation on its results.

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

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-     TAXES ON INCOME (Cont.)

Income from sources other than an "Approved Enterprise" during the benefit period is subject to tax at the regular corporate tax rate. The regular corporate tax rate in Israel was 25% in 2010 compared to 26% in 2009, 27% in 2008 and 29% in 2007. In July 2009, Israel's Parliament (the Knesset) passed the Economic Efficiency Law (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribes, among other things, an additional gradual reduction in the Israeli corporate tax rate and real capital gains tax rate starting from 2011 to the following tax rates: 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%. However, the effective tax rate payable by a Company that derives income from an Approved Enterprise or Beneficiary Enterprise, discussed hereinabove, may be considerably less.

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

As of December 31, 2010, the Company had operating loss carry forwards for Israeli income tax purposes of approximately $ 50,000, which may be offset indefinitely against future taxable income.

The Company’s U.S. subsidiaries had carryforward tax losses of approximately $ 259,000 as of December 31, 2010. Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of Internal Revenue Code of 1986 and similar state provisions. The annual limitations may result in the expiration of net operating loss before utilization. In the U.S, carryforward tax losses can be utilized within 20 years.

The Group has carryforward tax losses relating to other subsidiaries in Europe and Latin America of approximately $ 55,000 and $ 35,000, as of December 31, 2010 respectively.

As of December 31, 2009 the Company had carryforward capital losses for which a full valuation allowance was provided in the amount of $ 74,000. In 2010 the Company incurred capital gains for tax purposes in the amount of $ 41,000 which was offset against the carryforward capital losses. As of December 31, 2010 the Company had carryforward capital losses for which a full valuation allowance was provided in the amount of $ 34,000.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-     TAXES ON INCOME (Cont.)

e.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Groups' deferred tax liabilities and assets are as follows:

		December 31,
		2010	2009

1.	Provided in respect of the following:

	Carryforward tax losses	$127,247	$116,179
	Temporary differences relating to property and equipment	10,762	14,965
	Other	13,605	10,806

	Gross deferred tax assets	151,614	141,950

	Valuation allowance	(138,939)	(138,317)

	Net deferred tax assets	12,675	3,633

	Gross deferred tax liabilities
	Temporary differences relating to property and equipment	(19,180)	(3,250)
	Other	-	(383)

		(19,180)	(3,633)

	Net deferred tax assets (liabilities)	$(6,505)	$-

	Domestic	$-	$-

	Foreign	(6,505)	-

		$(6,505)	$-

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-     TAXES ON INCOME (Cont.)

		December 31,
		2010	2009

2.	Deferred taxes are included in the consolidated balance sheets, as follows:

	Current assets	$1,462	$7

	Non-current assets	485	(7)

	Current liabilities	(326)	-

	Non-current liabilities	(8,126)	-

		$(6,505)	$-

3.
As of December 31, 2010, the Group increased the valuation allowance by approximately $ 622, resulting from changes in other temporary differences and from carry forward tax losses. Management currently believes that it is more likely than not that the deferred tax regarding the loss carry forwards and other temporary differences for which valuation allowance was provided will not be realized in the foreseeable future.

4.
The functional and reporting currency of the Company and certain of its subsidiaries is the U.S dollar. The difference between the annual changes in the NIS/dollar exchange rate causes a further difference between taxable income and the income before taxes shown in the financial statements. In accordance with ASC 740-10-25-3, the Company has not provided deferred income taxes on the difference between the functional currency and the tax basis of assets and liabilities.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-     TAXES ON INCOME (Cont.)

f.	Reconciling items between the statutory tax rate of the Company and the effective tax rate:

	Year ended December 31,
	2010	2009	2008

Income before taxes, as reported in the consolidated statements of operations	$30,630	$2,782	$321

Statutory tax rate	25%	26%	27%

Theoretical tax expenses on the above amount at the Israeli statutory tax rate	$7,660	$723	$87
Currency differences	(394)	(107)	(1,443)
Tax adjustment in respect of different tax rates and "Approved Enterprise" status	(568)	3,413	(650)
Changes in valuation allowance	622	(5,365)	3,113
Taxes in respect of prior years	(416)	(315)	-
Stock compensation relating to options per ASC 718 (formerly: SFAS 123(R))	247	159	179
Changes in valuation allowance related to Capital gains	(10,020)	-	-
Nondeductible expenses related to acquisitions	1,472	-	-
Nondeductible expenses and other differences	1,408	2,396	159

	$11	$904	$1,445

g.	Taxes on income included in the consolidated statements of operations:

	Year ended December 31,
	2010	2009	2008

Current year	$677	$227	$1,710
Prior years	(416)	(315)	-
Deferred income taxes	(250)	992	(265)

	$11	$904	$1,445

Domestic	$31	$(946)	$761
Foreign	(20)	1,850	684

	$11	$904	$1,445

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-     TAXES ON INCOME (Cont.)

h.	Income before taxes on income from continuing operations:

	Year ended December 31,
	2010	2009	2008

Domestic	$40,680	$(1,947)	$9,801
Foreign	(10,050)	4,729	(9,480)

	$30,630	$2,782	$321

NOTE 12:-     SUPPLEMENTARY BALANCE SHEET INFORMATION

a.	Other current assets:
	December 31,
	2010	2009

Receivables in respect of capital leases (see c below)	$1,945	$3,105
VAT receivables	1,588	1,961
Prepaid expenses	2,968	1,705
Deferred charges	6,559	6,486
Tax receivables	857	2,519
Employees	140	139
Income receivable	898	644
Advance payments to suppliers	1,613	1,367
Short term deferred taxes	1,462	-
Receivables from aborted merger	2,750	-
Adjustment to Wavestream purchase price	1,030	-
Other	1,163	1,142

	$$22,973	$19,068

b.	Long-term trade receivables, receivables in respect of capital leases and other receivables:

	December 31,
	2010	2009

Long-term receivables in respect of capital leases (see c below)	$5,947	$1,467
Long-term deferred taxes	484	-
Other receivables	107	737

	$6,538	$2,204

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-     SUPPLEMENTARY BALANCE SHEET INFORMATION (Cont.)

c.	Receivables in respect of capital and operating leases:

The Group's contracts with customers contain long-term commitments, for remaining periods ranging from one to five years, to provide network services, equipment, installation and maintenance.

The aggregate minimum future payments to be received by the Group under these contracts as of December 31, 2010, are as follows (including unearned interest income in the amount of $ 2,801):

	Capital	Operating
Year ending December 31,	lease	lease	Total

2011	$1,999	$1,615	$3,614
2012	976		976
2013	835		835
2014	800		800
2015	800		800
2016 and after	5,283		5,283

	$10,693	$1,615	$12,308

The net investments in capital lease receivables as of December 31, 2010, are $ 7,892. Total revenue from capital and operating leases amounted to $ 8,868, $ 6,018 and $ 13,727 in the years ended December 31, 2010, 2009 and 2008, respectively.

d.	Short-term bank credit:

The following is classified by currency and interest rates:

	Weighted average interest rate
	December 31,		December 31,
	2010	2009	2010	2009
	%

In dollars	4.5	-	$2,129	$-

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-     SUPPLEMENTARY BALANCE SHEET INFORMATION (Cont.)

e.	Other current liabilities:

	December 31,
	2010	2009

Deferred revenue	$10,441	$7,540
Payroll and related employee accruals	7,947	5,133
Government authorities	4,452	3,374
Advances from customers	5,865	4,997
Provision for vacation pay	6,151	4,540
Capital lease	970	-
Other	3,849	2,570

	$39,675	$28,154

 f.             Long-term loans:

		Interest rate for			December 31,
		2010	2009		2010	2009
	Linkage	%	%	Maturity

Other loans from banks:
(a), (d)	U.S.dollar	4.77%	-	2012-2022	$40,000	$-
(b)	Euro	6.3%	6.3%	2009-2011	5,399	6,210
(c)	Euro	7.9%	-	2011	757	-
(e), (d)	U.S.dollar	-	LIBOR +1.4%	2010	-	8,000
Other loans:	U.S.dollar / NIS	10% / 6%	-	2011-2014	392	-

					46,548	14,210
Less - current maturities					1,346	4,380

					$45,202	$9,830

(a)
The Company entered into a loan agreement with an Israeli bank. The loan is secured initially by a floating charge on the assets of the Company which will be converted to a negative pledge in October 2012, and is further secured by a fixed pledge (mortgage) on the Company’s real estate in Israel. In addition, there are financial covenants associated with the loan. As of December 31, 2010 the Company's management believes it is in compliance with these covenants.

(b)
A Dutch subsidiary of the Company entered into a mortgage and loan agreement with a German bank. The amount of the mortgage as of December 31, 2010, is collateralized by the subsidiary's facilities in Germany.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-     SUPPLEMENTARY BALANCE SHEET INFORMATION (Cont.)

(c)	Raysat BG entered into a mortgage business loan with a Bulgarian bank. The amount of the mortgage as of December 31, 2010, is collateralized by Raysat BG building in Bulgaria.

(d)
In order to secure credit lines provided by its banks, the Company granted a floating charge on its facilities and restricted cash in an amount of $ 2,470. As of December 31, 2010, the Company used approximately $ 2,564 of those credit lines.

(e)	In March 2003, the Company concluded a restructuring process reaching an agreement with the banks and other creditors, which revised the loan terms. The loan was fully repaid during 2010.

g.	Long-term debt maturities for loans after December 31, 2010, are as follows:

Year ending December 31,

2011	$1,346
2012	4,594
2013	4,599
2014	4,549
2015	4,521
2016 and after	26,939

$46,548

Interest expenses on the long-term loans amounted to $ 626, $ 708 and $ 1,211, for the years ended December 31, 2010, 2009 and 2008, respectively.

h.	As for the convertible subordinated notes, see Note 9.

i.	Other long-term liabilities:

	December 31,
	2010	2009

Deferred revenue	$1,878	$3,081
Space segment	1,000	1,250
Restructuring charges (mainly termination of lease commitments)	1,080	1,237
Long-term tax accrual	7,592	8,181
Long term deferred taxes	8,126	-
Deferred income	6,730	-
Contingent consideration	2,539	-
Capital lease	777	-
Other	2,956	2,531

	$32,678	$16,280

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-     SELECTED STATEMENTS OF OPERATIONS DATA

a.	Research and development expenses, net:

	Year ended December 31,
	2010	2009	2008

Total cost	$22,194	$16,281	$18,702
Less:
Non-royalty-bearing grants	3,249	2,311	1,760

Total research and development expenses, net	$18,945	$13,970	$16,942

b.	Allowance for doubtful accounts:

	Year ended December 31,
	2010	2009	2008

Balance at beginning of year	$6,278	$4,370	$4,528
Increase during the year	647	2,404	1,252
Amounts collected	(311)	-	-
Write-off of bad debts	(840)	(496)	(1,410)

Balance at the end of year	$5,774	$6,278	$4,370

c.	Financial income (expenses), net:

	Year ended December 31,
	2010	2009	2008
Income:
Interest on cash equivalents, bank deposits, restricted cash and accretion of discounts of held-to-maturity marketable securities	$1,072	$2,745	$4,367
Interest with respect to capital lease	272	675	957
Other	367	1,206	2,280

	1,711	4,626	7,604
Expenses:
Interest with respect to short-term bank credit and other	17	370	2,358
Interest with respect to long-term loans	924	708	1,211
Other	1,327	2,498	2,735

	2,268	3,576	6,304

Total financial income, net	$(557)	$1,050	$1,300

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-     SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)

d.	Other income:

During the year ended December 31, 2010, the Company recorded other income of $37,360 consisting of proceeds of $24,314 from the sale of an investment which previously had been written off and from $13,314 derived from the settlement agreements relating to the aborted Agreement and Plan of Merger which was signed in August 2010, providing for a total payment of approximately $20,000 (see also note 1c). Out of the $ 13,314 an amount of $ 11,185 was received in cash and the remainder amount of $ 2,129 is due to be received in 2011 and is recorded as part of other current assets.

In 2009 and 2008, the Company sold another investment accounted for at cost, which previously had been written off for total amount of $ 2,597 and $ 1,801 respectively.

In addition, during the year ended December 31, 2008, the Company received a dividend from the said investment, in an amount of $ 1,182.

NOTE 14:-     CUSTOMERS, GEOGRAPHIC AND SEGMENT INFORMATION

The Group applies ASC 280, "Segment Reporting" ("ASC 280") (formerly: SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information"). Segments are managed separately and can be described as follows:

Gilat worldwide which is comprised of two reportable segments:

Gilat International: Gilat International focuses on sales of solutions to operators by provision of its proprietary standard VSAT technology and hybrid solutions. The business of Gilat International reflects the generation of revenue from sales of the Group's satellite-based networking equipment, professional services and applications. The charges to customers for satellite networking products, applications or professional services vary with the number of sites, the location of sites, installation services required and the types of technologies and protocols employed.

Gilat Peru & Colombia: The business of Gilat Peru & Colombia is comprised of several government-sponsored rural projects for telephony and/or internet and data connectivity. To date, this business segment includes satellite-based rural telephony and internet access solutions in remote areas in Latin America.

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

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-     CUSTOMERS, GEOGRAPHIC AND SEGMENT INFORMATION (Cont.)

Wavestream: Wavestream’s business provides high power solid state amplifiers (SSPA) Block Upconverters (BUC) with field-proven, high performance solutions designed for mobile and fixed satellite communication (SATCOM) systems worldwide, primarily in the defense market.

a.	Information on the reportable segments:

1.	The measurement of the reportable operating segments is based on the same accounting principles applied in these financial statements.

2.	When reported by segment, the results of Gilat Worldwide (consisting of Gilat International and Gilat Peru & Colombia), Spacenet and Wavestream are presented based upon intercompany transfer prices.

3.	Financial data relating to reportable operating segments:

	Year ended December 31, 2010
	Gilat Worldwide
	Gilat International	Gilat Peru & Colombia	Spacenet Inc	Wavestream*	Consolidation	Total
Revenue:
External revenue	$113,723	$35,862	$79,359	$4,041	$-	$232,985
Internal revenue	17,064	-	-	-	(17,064)	-

	$130,787	$35,862	$79,359	$4,041	$(17,064)	$232,985

Financial income (expenses), net	$346	$(717)	$(169)	$(17)	$-	$(557)

Income (loss) before taxes on income	$37,534	$2,329	$(8,539)	$(802)	$108	$30,630

Taxes on income (tax benefit)	$(873)	$1,189	$(470)	$165	$-	$11

*)	Wavestream became a reportable segment since it was acquired on November 29, 2010, therefore its results represent only one month of operations.

	Year ended December 31, 2009
	Gilat Worldwide
	Gilat International	Gilat Peru & Colombia	Spacenet Inc	Consolidation	Total
Revenue:
External revenue	$97,846	$46,676	$83,537	$-	$228,059
Internal revenue	11,870	-	-	(11,870)	-

	$109,716	$46,676	$83,537	$(11,870)	$228,059

Financial income, net	$208	$534	$308	$-	$1,050

Income (loss) before taxes on income	$234	$8,325	$(5,070)	$(707)	$2,782

Taxes on income	$866	$38	$-	$-	$904

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-     CUSTOMERS, GEOGRAPHIC AND SEGMENT INFORMATION (Cont.)

	Year ended December 31, 2008
	Gilat Worldwide
	Gilat International	Gilat Peru & Colombia	Spacenet Inc	Consolidation	Total
Revenue:
External revenue	$136,624	$24,542	$106,360	$-	$267,526
Internal revenue	25,296	-	-	(25,296)	-

	$161,920	$24,542	$106,360	$(25,296)	$267,526

Financial income (expenses), net	$452	$(554)	$1,402	$-	$1,300

Income (loss) before taxes on income	$10,181	$(15,014)	$3,809	$1,345	$321

Taxes on income	$1,160	$201	$84	$-	$1,445

b.	Revenues by geographic areas:

Following is a summary of revenues by geographic areas. Revenues attributed to geographic areas, based on the location of the end customers, and in accordance with ASC 280, are as follows:

	Year ended December 31,
	2010	2009	2008

United States	$83,314	$84,590	$106,674
South America and Central America	84,388	89,170	73,616
Asia	36,350	36,131	39,486
Europe	12,693	6,948	12,222
Africa	16,240	11,220	35,528

	$232,985	$228,059	$267,526

c.	During 2010 and 2008, the Group did not have any single customer or country generating revenues exceeding 10% of the Group's total revenues.

Net revenues to one major customer located in Colombia accounted for 11% of total consolidated revenues for the year ended December 31, 2009.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-     CUSTOMERS, GEOGRAPHIC AND SEGMENT INFORMATION (Cont.)

d.	The Group's long-lived assets are located as follows:

	December 31,
	2010	2009

Israel	$74,268	$75,349
Latin America	5,977	6,943
United States	14,025	10,894
Europe	8,959	7,066
Other	261	280

	$103,490	$100,532