Form 20-F
period 2011-12-31
GILAT SATELLITE NETWORKS LTD
filed 2012-04-02
CIK 897322

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________

Commission file number: 0-21218
GILAT SATELLITE NETWORKS LTD.
(Exact name of Registrant as specified in its charter)

ISRAEL
(Jurisdiction of incorporation or organization)

Gilat House, 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva, 49130 Israel
(Address of principal executive offices)

Alon Levy, +972-3- 9252908 (phone), +972-3-9252945 (fax)
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

41,182,011 Ordinary Shares, NIS 0.20 nominal value per share
(as of December 31, 2011)

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

Yes ☐   No ☒

This report on Form 20-F is being incorporated by reference into our Registration Statements on Form F-3 (Registration Nos. 333-160683 and No. 333-174142) and the Registration Statements on Form S-8 (Registration Nos. 333-96630, 333-113932, 333-123410, 333-132649 and 333-158476).

INTRODUCTION

           We are a leading global provider of broadband satellite communication and networking products and services. We design, produce and market VSATs, or very small aperture terminals, solid-state power amplifiers and low-profile antennas.  VSATs are earth-based terminals that transmit and receive broadband, Internet, voice, data and video via satellite. VSAT networks have significant advantages over wireline and wireless networks, as VSATs can provide highly reliable, cost-effective, end-to-end communications regardless of the number of sites or their geographic locations.

We have a large installed customer base and have shipped more than one million VSAT units to customers in over 85 countries on six continents since 1989. We have 21 sales and support offices worldwide, six network operations centers and five R&D centers.  Our products are primarily sold to communication service providers and operators that use VSATs to serve enterprise, government and residential users or to system integrators that use our technology. We also provide services directly to end-users in various market segments in the United States and certain countries in Latin America.

Through 2011, we operated four complementary operational and reporting segments:

•	Gilat Worldwide, comprised of two segments:

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

•
Spacenet Inc., a provider of managed network communications services, utilizing satellite wireline and wireless networks and associated technology, to enterprises, government, small office/home office, or SOHOs, and residential customers primarily in the United States, but also in locations throughout North America;

•
Wavestream, a provider of high power solid state power amplifiers, or SSPAs, Block Upconverters, or BUCs, with field-proven, high performance solutions designed for mobile and fixed satellite communication, or SATCOM, systems worldwide, primarily in the defense market.

Starting in 2012, due to management and organizational changes, we will operate three  complementary businesses, comprised of our newly named Commercial Satcom, Defense Satcom and Services Divisions:  Commercial SatCom includes broadband satellite network equipment and professional services for enterprises, consumers and governments worldwide, as well as our consumer Ka-band initiatives.  Defense SatCom provides satellite communication equipment for defense and homeland security organizations worldwide. Services, which includes Spacenet, provides managed network services for business, government and residential customers in North America, as well as our service businesses in Colombia and Peru.

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

This Annual Report on Form 20-F contains various “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and within the Private Securities Litigation Reform Act of 1995, as amended.  Such forward-looking statements reflect our current view with respect to future events and, financial results of operations.  Forward-looking statements usually include the verbs, “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “projects,” “understands" and other verbs suggesting uncertainty.  We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual` results, performance, levels of activity, or our achievements, or industry results to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.  We undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.  We have attempted to identify additional significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section which appears in Item 3D: “Key Information–Risk Factors”.

Our consolidated financial statements appearing in this annual report are prepared in U.S. dollars and in accordance with U.S. generally accepted accounting principles, or U.S. GAAP.  All references in this annual report to “dollars” or “$” are to U.S. dollars and all references in this annual report to “NIS” are to New Israeli Shekels. The representative exchange rate between the NIS and the dollar as published by the Bank of Israel on March 30, 2012  was NIS 3.715 per $1.00.

Statements made in this Annual Report concerning the contents of any contract, agreement or other document are summaries of such contracts, agreements or documents and are not complete descriptions of all of their terms.  If we filed any of these documents as an exhibit to this Annual Report or to any registration statement or annual report that we previously filed, you may read the document itself for a complete description of its terms.

PART I

ITEM 1:	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

ITEM 2:                 OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3:                  KEY INFORMATION

A.             Selected Consolidated Financial Data

The selected consolidated statement of operations data set forth below for the years ended December 31, 2011, 2010 and 2009, and the selected consolidated balance sheet data as of December 31, 2011 and 2010 are derived from our audited consolidated financial statements that are included elsewhere in this Annual Report. These financial statements have been prepared in accordance with U.S. GAAP. The selected consolidated statement of operations data set forth below for the years ended December 31, 2008 and 2007 and the selected consolidated balance sheet data as of December 31, 2009, 2008, and 2007 are derived from our audited consolidated financial statements that are not included in this Annual Report.

The selected consolidated financial data set forth below should be read in conjunction with and is qualified entirely by reference to Item 5: “Operating and Financial Review and Prospects” and the Consolidated Financial Statements and Notes thereto included in Item 18 in this Annual Report on Form   20-F.

Year ended December 31,
	2011	2010	2009	2008	2007
	U.S. Dollars in thousands, except for share data
Statement of Operations Data:
Revenues:
Products	201,697	120,255	91,407	150,351	156,798
Services	137,504	112,730	136,652	117,175	125,821
Total	339,201	232,985	228,059	267,526	282,619
Cost of revenues:
Products	114,510	61,975	56,672	80,424	82,822
Services	103,064	91,156	100,956	101,150	97,952
Total	217,574	153,131	157,628	181,574	180,774
Gross profit	121,627	79,854	70,431	85,952	101,845
Operating expenses:
Research and development, net	31,701	18,945	13,970	16,942	15,030
Selling and marketing	46,523	33,396	29,138	35,783	38,374
General and administrative	36,005	29,844	27,987	29,819	31,052
Costs related to acquisition transactions	256	3,842	—	—	—
Impairment of long lived assets, goodwill, restructuring costs and other charges	19,478	—	—	5,020	12,218
Operating income (loss)	(12,336)	(6,173)	(664)	(1,612)	5,171
Financial income (expenses), net	(1,931)	(557)	1,050	1,300	5,998
Expenses related to aborted merger transaction				(2,350)
Other income (expenses)	8,074	37,360	2,396	2,983	(116)
Income (loss) before taxes on income	(6,193)	30,630	2,782	321	11,053
Taxes on income (tax benefit)	(343)	11	904	1,445	963

Net income (loss)	(5,850)	30,619	1,878	(1,124)	10,090
Net earnings (loss) per share
Basic	(0.14)	0.76	0.05	(0.03)	0.26
Diluted	(0.14)	0.73	0.04	(0.03)	0.24
Weighted average number of shares used in computing net earnings (loss) per share:
Basic	40,929	40,467	40,159	39,901	39,141
Diluted	40,929	41,985	41,474	39,901	41,576

As of December 31,

	2011	2010	2009	2008	2007
	U.S. dollars in thousands
Balance Sheet Data:
Working capital	62,704	78,808	164,280	152,806	151,367
Total assets. .	446,678	455,378	357,228	410,639	430,102
Short-term bank credit and current maturities	22,063	4,315	5,220	10,846	11,177
Convertible subordinated notes, net of current maturities	-	14,379	15,220	16,315	16,315
Long term loan, net of current maturities	36,000	40,000
Other long-term liabilities	39,139	49,034	37,297	45,414	61,130
Shareholders’ equity	260,075	264,113	232,295	230,224	227,810

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

We reported an operating loss of $12.3 million and a net loss of approximately $5.9 million in the year ended December 31, 2011, compared to net income of approximately $ 30.6 million in 2010 and approximately $1.9 million in 2009. Our 2011 net loss is primarily attributable to a $17.9 million goodwill impairment charge related to our 2010 acquisition of Wavestream, as well as certain restructuring costs, which were offset by other income from the proceeds of the settlement of litigation related to the termination of a 2008 merger agreement with a consortium of private equity investors, a portion of which is payable in the future. We incurred major losses in prior years and currently have an accumulated deficit of $609 million. We cannot assure you that we can operate profitably in the future. If we do not maintain profitable operations, the viability of our company will be in question and our share price will decline.

Our available cash balance may decrease in the future if we cannot generate cash from operations.

Our total cash balance as of December 31, 2011 was $63.9 million.  Our positive cash flow from operating activities of approximately $8.6 million and $12.9 million in the last two years, respectively, was primarily attributable to the one-time proceeds of the sale of an investment and the settlement of a litigation. We cannot assure you that we will be able to generate cash from operations in the future. We have a current maturity of long term loans of $19.1 million which is payable in 2012. If we do not generate cash from operations, our cash balance will decline and the unavailability of cash could have a material adverse effect on our business, operating results and financial condition.

If commercial satellite communications markets fail to grow, our business could be materially harmed.

A number of the commercial markets for our products and services in the satellite communications area, including our broadband products, have emerged in recent years. Because these markets are relatively new, it is difficult to predict the rate at which these markets will grow, if at all. If the markets for commercial satellite communications products fail to grow our business could be materially harmed. Conversely, growth in these markets could result in satellite capacity limitations which in turn could materially harm our business and impair the value of our shares. Specifically, we derive virtually all of our revenues from sales of satellite based communications networks and related equipment and provision of services related to these networks and products. A significant decline in this market or the replacement of VSAT and other satellite based technologies by an alternative technology could materially harm our business and impair the value of our shares.

Because we compete for large-scale contracts in competitive bidding processes, losing a small number of bids could have a significant adverse impact on our operating results.

A significant portion of our revenues is derived from acting as the supplier of networks based on VSATs and other satellite-based communication equipment, under large scale contracts that we are awarded from time to time in competitive bidding processes. These large-scale contracts sometimes involve the installation of thousands of VSATs. The number of major bids for these large-scale contracts for satellite-based networks in any given year is limited and the competition is intense. Losing or defaulting on a relatively small number of bids each year could have a significant adverse impact on our operating results.

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

Our low-profile in-motion antennas target a market that has not yet matured and we compete with products from competitors such as Cobham, ERA, Panasonic, Orbit and Thinkom. Wavestream’s competitors are Comtech (which acquired Xicom in 2008), CPI, Codan, GD Satcom and Paradise.

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

In addition, the launch of the Wild Blue 1 and ViaSat-1 satellites by ViaSat and of the SpaceWAY3 satellite by HNS (as well as HNS’s announced intention to launch an additional satellite (Jupiter)) ,  enables HNS and ViaSat  to offer vertically integrated solutions to their customers, which  may further change the competitive environment in which we operate and could have an adverse effect on our business.

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

We may pursue new business through internal development and through the acquisition of complementary businesses, products and technologies. The process of integrating an acquired business may be prolonged due to unforeseen difficulties and may require a disproportionate amount of our resources and management attention. We cannot assure you that we will be able to successfully identify suitable acquisition candidates, complete acquisitions, integrate acquired businesses into our operations, or expand into new markets. Further, once integrated, acquisitions may not achieve comparable levels of revenues, profitability or productivity as our existing business or otherwise perform as expected. The occurrence of any of these events could harm our business, financial condition or results of operations.

In 2010, we completed the acquisition of RAS, a leading provider of Satcom-On-The-Move antenna solutions, of RaySat BG, a Bulgarian research and development center, and of Wavestream, a provider of SSPAs and BUCs, with high performance solutions designed for mobile and fixed satellite communication, or SATCOM, systems worldwide.  In April 2011, we completed the acquisition of CICAT Networks Inc., a provider of terrestrial access and network services to enterprises with multi-site locations. We may not be able to successfully integrate the businesses or  exploit the solutions that we acquired. Future acquisitions may require substantial capital resources, which may not be available to us or may require us to seek additional debt or equity financing.

The risks associated with acquisitions by us include the following, any of which could seriously harm our results of operations or the price of our shares:

•	issuance of equity securities that would dilute our current shareholders' percentages of ownership;

•	significant acquisition costs;

•	decrease of our cash balance;

•	the incurrence of debt and contingent liabilities;

•	difficulties in the assimilation and integration of operations, personnel, technologies, products and information systems of the acquired companies;

•	diversion of management's attention from other business concerns;

•	contractual disputes;

•	risks of entering geographic and business markets in which we have no or only limited prior experience;

•	potential loss of key employees of acquired organizations.

•	the possibility the business cultures will not be compatible;

•	the difficulty of incorporating acquired technology and rights into our products and services;

•	unanticipated expenses related to integration of the acquired companies;

•	difficulties in implementing and maintaining uniform standards, controls and policies;

•	the impairment of relationships with employees and customers as a result of integration of new personnel;

•	potential inability to retain, integrate and motivate key management, marketing, technical sales and customer support personnel;

•	loss of significant customers or markets;

•	potential unknown liabilities associated with acquired businesses; and

•	impairment of goodwill and other assets acquired.

In 2011, we recorded an impairment of goodwill charge of $17.9 million in connection with the goodwill incurred in connection with our acquisition of Wavestream due to a decrease in Wavestream revenues compared to our 2011 forecast and 2010 revenues.

Our failure to manage growth effectively could impair our business, financial condition and results of operations.

Many of our large scale contracts are with governments or large governmental agencies in Latin America and other parts of the world, so that any volatility in the exchange rates or in the political or economic situation or any unexpected unilateral termination or suspension of payments could have a significant adverse impact on our business.

In recent years, a significant portion of our revenues has been derived from large scale contracts with foreign governments and agencies, including those in Peru, Colombia, and Australia. Agreements with the governments in these countries typically include unilateral early termination clauses and involve other risks such as the imposition of new government regulations and taxation that could pose additional financial burdens on us. In addition, the foreign exchange risks in these countries are often significant due to possible fluctuations in local currencies relative to the U.S. dollar. We do not have a policy of hedging specific contracts. In some cases we hedge the risks involved in our general operations in Israel and in our subsidiaries abroad. Any termination of our business in any of the aforementioned countries or any volatility in the exchange rates could have a significant adverse impact on our business.

In December 2011, the Ministry of Communications in Colombia amended and extended our agreements for the provision of services for an additional nine-month term, through September 2012. In 2011 our revenues derived from these projects in Colombia generated 6% of our total revenues.  We may not be able to operate our business in Colombia at a profit in any of the following circumstances:  the Colombian authorities do not continue the projects or if we are not successful in winning any rebid for the projects; or if the terms under which any new agreements we enter into are not favorable; or if we are unable to generate new business in Colombia.

If we are unable to develop, introduce and market new innovative products, applications and services on a cost effective and timely basis, our business could be adversely affected.

The network communications market, which our products and services target, is characterized by rapid technological changes, new product introductions and evolving industry standards. If we fail to stay abreast of significant technological changes, our existing products and technology could be rendered obsolete. Historically, we have enhanced the applications of our existing products to meet the technological changes and industry standards. Our success is dependent upon our ability to continue to develop new innovative products, applications and services and meet developing market needs.

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

Competition of Ka-Band satellite services

In some markets, such as in the United States and Europe, our competitors have launched Ka-band satellites and another has announced plans to launch a Ka-band satellite. These actions may affect our competitiveness due to the relative lower cost of Ka-band space segment per user as well as the increased integration of the VSAT technology in the satellite solution. Although we have entered the Ka-band market with responsive Ka-band VSAT technology, our penetration into that market will be gradual and our success is not assured.  In addition, our competitors, who are producing large numbers of Ka-band VSATs, benefit from the resulting cost advantages.  If we are unable to reduce our Ka-band VSAT costs sufficiently, we may not be competitive in the international market. We also expect that competition in this industry will continue to increase.  Due to the nature of the Ka-band solution at present, where the initial investment in ground segment gateway equipment is relatively high, ground segment equipment effectively becomes tightly coupled to the specific satellite technology.  As such , there may be circumstances where it is difficult for competitors to compete with the incumbent VSAT vendor using the particular Ka-band satellite. If this occurs, the market dynamics may change to one of the VSAT vendor partnering with the satellite service provider which may decrease the number of vendors who may be able to succeed. If we are unable to forge such a partnership our business could be adversely affected.

If we lose existing contracts and orders for our products are not renewed, our ability to generate revenues will be harmed.

A significant part of our business in 2011 was generated from recurring customers. As a result, the termination or non-renewal of our contracts could have a material adverse effect on our business, financial condition and operating results.  Some of our existing contracts could be terminated due to any of the following reasons, among others:

•	dissatisfaction of our customers with our products and/or the services we provide or our inability to provide or install additional products or requested new applications on a timely basis;

•	customers' default on payments due;

•	our failure to comply with financial covenants in our contracts;

•	the cancellation of the underlying project by the government-sponsoring body; or

•	the loss of existing contracts or a decrease in the number of renewals of orders or in the number of new large orders.

If we are not able to gain new customers and retain our present customer base, our revenues will decline significantly. In addition, if Spacenet has a higher than anticipated subscriber churn rate, or if Gilat Peru & Colombia does not win new government related contracts, this could materially adversely affect our financial position.

Our business focus on defense  and related defense markets is dependent on defense spending and may be adversely affected if the pace of spending by the U.S. Departments of Defense and Homeland Security and other government and security organizations internationally is slower than anticipated.

The market for our VSAT, satellite-on-the-move antennas and SSPAs for defense, public safety and law enforcement is highly dependent on the spending cycle and spending scope of the U.S. Departments of Defense, or DoD, and Homeland Security, as well as of local, state and municipal governments and security organizations in international markets. The funding of programs for which our products are being marketed is subject to government budgeting decisions affected by numerous factors, including geo-political events and macro-economic conditions that are beyond our control. We cannot be sure that the spending cycles will materialize as we expect and that we will be positioned to benefit from the potential opportunities, especially in light of the current unfavorable economic and market conditions.  Reduced government spending in the U.S. and other countries may negatively affect demand for our defense-related products which could materially adversely affect our business and operating results.

Our failure to obtain or maintain authorizations under the U.S. export control and trade sanctions laws and regulations could have a material adverse effect on our business.

The export of satellite communication equipment and technical information related to satellites, VSATs and other satellite-based communication equipment and services to certain countries are subject to U.S. State Department, Commerce Department and Treasury Department regulations, including International Traffic in Arms Regulations, or ITAR. If we do not maintain our existing authorizations or obtain necessary future authorizations under the export control laws and regulations of the United States, including by entering into technical assistance agreements to disclose technical data or provide services to foreign persons, we may be unable to export technical information or equipment to non-U.S. persons and companies, including to our own non-U.S. employees, as may be required to fulfill contracts we may enter into.  In addition, to participate in classified U.S. government programs, we would have to obtain security clearances from the DoD, for one or more of our subsidiaries that would want to participate.  Such clearance may require that we enter into a proxy agreement with the U.S. government, which would limit our ability to control the operations of the subsidiary and which may impose on us substantial administrative burdens in order to comply.  Further, if we materially violate the terms of any proxy agreement, the subsidiary holding the security clearances may be suspended or debarred from performing any government contracts, whether classified or unclassified.  If we fail to maintain or obtain the necessary authorizations under the U.S. export control laws and regulations, we may not be able to realize our market focus and our business could be materially adversely affected.

If we are unable to comply with Israel’s enhanced export control regulations our ability to export our products from Israel could be negatively impacted.

    The export of military equipment and technical information related to our military products is subject to Israeli Ministry of Defense regulations regarding enhanced defense export controls and the export of “dual use” items (items that are typically sold in the commercial market but that may also be used in the defense market). If we do not maintain our existing authorizations or obtain necessary future authorizations under the export control laws and regulations of Israel, including export licenses for the sale of our equipment, we may be unable to export technical information or equipment outside of Israel, we may not be able to realize our market focus and our business could be materially adversely affected.

Wavestream is dependent on business with the defense market.

    Our revenues from Wavestream are dependent on business from the defense market, being derived directly or indirectly from sales to government agencies, mainly the DoD, pursuant to contracts awarded to system integrators under defense-related programs. Government spending under such contracts may cease or may be reduced, which would cause a negative effect on our revenues, results of operations, cash flow and financial condition. We experienced a reduction in revenues from such customers in 2011 and we cannot assure that there will not be a further reduction in the future. Although we have begun to move into additional markets, we may not be successful in our plans for Wavestream to penetrate into broadcast and international markets, which are relatively new and untried for our SSPA product line and will require additional expenditures for research and development.  We may not be able to develop new technologies for those markets on a timely basis. Barriers to entry into those markets or delays in our development programs could have a material adverse affect on our business and operating results.

A decline or reprioritization of funding in the U.S. defense budget, or delays in the budget process could adversely affect the business of Wavestream and our business in the defense market generally, and our ability to grow or maintain sales, earnings, and cash flow.

Wavestream is heavily dependent on sales to government defense agencies for its revenues, mainly the DoD, pursuant to contracts awarded to system integrators under defense-related programs. We expect that Wavestream will continue to derive most of its sales from the U.S. Government for the foreseeable future.

Government purchasing is conditioned upon the continuing availability of Congressional appropriations. The programs in which Wavestream participates must compete with other programs and policy imperatives for consideration during the budget and appropriation process. Concerns about increased deficit spending, along with continued economic challenges, continue to place pressure on U.S. and international customer budgets. Efforts to reduce government spending have and may continue to result in reduced demand for Wavestream's products, resulting in a reduction in its revenues, and an adverse effect on its business and  results of operations.  In 2011, Wavestream’s revenues derived from government agencies decreased compared to our 2011 forecast and to 2010 revenues, and the continuing pressure on DoD budgets in the U.S., along with uncertainties surrounding future spending of the defense budget and thus future demand in both commercial and governmental markets, led to an impairment of goodwill charge related to our investment of $17.9 million. Uncertainties in governmental spending may also adversely affect our efforts to further penetrate the defense market with our defense-related products which may adversely affect our business.

If demand for our Satcom-On-The-Move  products declines or if we are unable to develop products to meet demand, our business could be adversely affected.

Our low-profile in-motion antennas and SSPAs are intended for mobile Satcom-On-The-Move applications.  If the demand for such products declines, or if we are unable to develop products that are competitive in technology and pricing, we may not be able to realize our market focus and our business could be materially adversely affected.

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

 We depend on our main facility in Israel and are susceptible to any event that could adversely affect its condition as well as the condition of our facilities elsewhere.

Most of our laboratory capacity, our principal offices and principal research and development facilities are primarily concentrated in a single location in Israel.  We also have facilities for research and development and manufacturing of components for our low profile antennas at a single location in Bulgaria as well as a new research and development center in Moldova. Wavestream’s principal offices, research and development and engineering and manufacturing facilities are located at a single location in California. Fire, natural disaster or any other cause of material disruption in our operation in any of these locations could have a material adverse effect on our business, financial condition and operating results.

We are dependent upon a limited number of suppliers for key components that are incorporated in our products, including those used to build our hubs and VSATs,  and may be significantly harmed if we are unable to obtain such components on favorable terms or on a timely basis.  We are also dependent upon a limited number of suppliers of space segment, or transponder,  capacity, and may be significantly harmed if we are unable to obtain the space segment  for the provision of services on favorable terms or on a timely basis.

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

In 2007 we entered into an outsourcing manufacturing agreement with a single source manufacturer for almost all of our VSAT indoor units. This agreement exposes us to certain risks related to our dependence on a single manufacturer which could include failure in meeting time tables and quantities, or material price increases which may affect our ability to provide competitive prices. We estimate that the replacement of the outsourcing manufacturer would, if necessary, take a period of between six to nine months.

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

Natural disasters, terrorist attacks or breaches of network or information technology security could have an adverse effect on our business.

Natural disasters, terrorist acts, acts of war, cyber-attacks or other breaches of network or information technology (IT) security may cause equipment failures or disrupt our systems and operations. While we maintain insurance coverage for some of these events, the potential liabilities associated with these events could exceed the insurance coverage we maintain. Our inability to operate our facilities as a result of such events, even for a limited period of time, may result in significant expenses and/or loss of market share to other competitors in the markets we operate.  In addition, a failure to protect the privacy of customer and employee confidential data against breaches of network or IT security could result in damage to our reputation. Any of these occurrences could result in a material adverse effect on our results of operations and financial condition.

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

Unfavorable global economic conditions could have a material adverse effect on our business, operating results and financial condition

Although economic conditions in many countries have stabilized somewhat following the widespread contraction in late 2008 and 2009 and into 2010, there has been a downturn in the European economic environment  and the revenues of many of our customers decreased substantially compared to recent years. As a result, our customers reduced their spending starting in late 2008 and may continue to reduce or postpone their spending significantly. This resulted in reductions in sales of our products and services in some markets, longer sales cycles, slower adoption of new technologies and increased price competition. In addition, weakness in the end-user market could negatively affect the cash flow of our customers who could, in turn, delay paying their obligations to us or ask us for vendor financing. This could increase our credit risk exposure and cause delays in our recognition of revenues on future sales to these customers. Specific economic trends, such as declines in the demand for telecommunications products and services, the tightening of credit markets, or weakness in corporate spending, could have a direct impact on our business. Any of these events would likely harm our business, operating results and financial condition. If global economic and market conditions do not improve, or weaken further, it may have a material adverse effect on our business, operating results and financial condition.

Our international sales expose us to changes in foreign regulations and tariffs, tax exposures, political instability and other risks inherent to international business, any of which could adversely affect our operations.

We sell and distribute our products and provide our services internationally, particularly in the United States, Latin America, Asia, Asia Pacific, Africa and Europe. A component of our strategy is to continue to expand into new international markets, including China. Our operations can be limited or disrupted by various factors known to affect international trade. These factors include the following:

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

•
difficulties in staffing and managing foreign operations that might mandate employing staff in various countries to manage foreign operations. This requirement could have an adverse effect on the profitability of certain projects;

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

Any decline in commercial business in any country may have an adverse effect on our business as these trends often lead to a decline in technology purchases or upgrades by private companies. We expect that in difficult economic periods, countries in which we do business will find it more difficult to raise financing from investors for the further development of the telecommunications industry and private companies will find it more difficult to finance the purchase or upgrade of our technology. Any such changes could adversely affect our business in these and other countries.

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

In addition, any licenses and approvals that are granted may be subject to conditions that may restrict our activities or otherwise adversely affect our operations. Also, after obtaining the required licenses and approvals, the regulating agencies may, at any time, impose additional requirements on our operations. We cannot assure you that we will be able to comply with any new requirements or conditions imposed by such regulating agencies on a timely or economically efficient basis.

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

Our actions to protect our proprietary ground segment equipment  technology may be insufficient to prevent others from developing products similar to our products.

Our business is based mainly on our proprietary ground segment equipment technology and related products and services. We establish and protect proprietary rights and technology used in our products by the use of patents, trade secrets, copyrights and trademarks. We also utilize non-disclosure and intellectual property assignment agreements. Because of the rapid technological changes and innovation that characterize the network communications industry, our success will depend in large part on our ability to protect and defend our intellectual property rights. Our actions to protect our proprietary rights in our VSAT technology and related products may be insufficient to prevent others from developing products similar to our products. In addition, the laws of many foreign countries do not protect our intellectual property rights to the same extent as the laws of the United States. If we are unable to protect our intellectual property, our ability to operate our business and generate expected revenues may be harmed.

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

Holders of our ordinary shares who are United States residents may face income tax risks. There is a risk that we will be treated as a “passive foreign investment company” or PFIC.  Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of our ordinary shares and would likely cause a reduction in the value of such shares. A foreign corporation will be treated as a PFIC for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income,” or (2) at least 50% of the average value of the corporation’s gross assets produce, or are held for the production of, such types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” Those holders of shares in a PFIC who are citizens or residents of the United States or domestic entities would alternatively be subject to a special adverse U.S. federal income tax regime with respect to the income derived by the PFIC , the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC. In particular, any dividends paid by us would not be treated as “qualified dividend income” eligible for preferential tax rates in the hands of non-corporate U.S. shareholders.  United States residents should carefully read Item 10E. Additional Information – Taxation, of this annual report on Form 20-F for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ordinary shares.

The concentration of our ordinary share ownership may limit our shareholders’ ability to influence corporate matters.

As of March 30, 2012, York Capital Management, or York, and entities affiliated with York beneficially own approximately 20% of our outstanding ordinary shares. As a result, York may have a substantial influence over all matters that require approval by our shareholders, including the election of directors and approval of significant corporate transactions. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company that other shareholders may view as beneficial.

Future sales of our ordinary shares and the future exercise of options may cause the market price of our ordinary shares to decline and may result in substantial dilution.

We cannot predict what effect, if any, future sales of our ordinary shares by York and our other significant shareholders, or the availability for future sale of our ordinary shares, including shares issuable upon the exercise of our options, will have on the market price of our ordinary shares. Pursuant to a registration rights agreement with York, we filed a registration statement with the Securities and Exchange Commission allowing for the disposition of 8,121,651 shares by York from time to time. In addition, in May 2011 we filed a shelf registration statement with the Securities and Exchange Commission allowing for our issuance and sale of up to $50 million in ordinary shares, warrants to purchase ordinary shares or debt securities, or debt securities consisting of debentures, notes or other evidences of indebtedness. Sales of substantial amounts of our ordinary shares in the public market by our company or our significant shareholders, or the perception that such sales could occur, could adversely affect the market price of our ordinary shares and may make it more difficult for you to sell your ordinary shares at a time and price you deem appropriate.

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

The Sarbanes-Oxley Act of 2002 imposes certain duties on us and on our executives and directors. Our efforts to comply with the requirements of Section 404, which started in connection with our 2006 Annual Report on Form 20-F, have resulted in an increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of resources.  Section 404 of the Sarbanes-Oxley Act requires us to provide management’s annual review and evaluation of our internal control over financial reporting. Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, the independent registered public accounting firm that audited and reported on our financial statements as of and for the year ended December 31, 2011 included in this Form 20-F, as stated in their report which is included herein, issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2011.  The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation to meet the detailed standards under the rules.  During the course of its testing, our management may identify material weaknesses or significant deficiencies, which may not be remedied prior to the deadline imposed by the Sarbanes-Oxley Act.  If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting.  Failure to maintain effective internal controls over financial reporting could result in investigation or sanctions by regulatory authorities, and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

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

There has been unrest and terrorist activity in Israel, which began in September 2000 and which has continued with varying levels of severity through 2011 and into 2012. The future effect of this deterioration and violence on the Israeli economy and our operations is unclear.  During 2011, riots and uprisings in several countries in the Middle East and neighboring regions have led to severe political instability in several neighboring states and to a decline in the regional security situation. Such instability may affect the local and global economy, could negatively affect business conditions and, therefore, could adversely affect our operations. To date, these matters have not had any material effect on our business and results of operations; however, the regional security situation and worldwide perceptions of it are outside our control and there can be no assurance that these matters will not negatively affect us in the future. Ongoing violence between Israel and the Palestinians as well as tension between Israel and other countries in the Middle East may have a material adverse effect on our business, financial condition and results of operations.

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

ITEM 4: INFORMATION ON THE COMPANY

A.           History and Development of the Company

We were incorporated in Israel in 1987 and are subject to the laws of the State of Israel. We are a public limited liability company under the Israeli Companies Law, 5759-1999 and operate under that law and associated legislation. Our corporate headquarters, executive offices and main research and development and engineering facilities, as well as facilities for some manufacturing and product assembly are located at Gilat House, 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva 49130, Israel. Our address in the United States is c/o Gilat Satellite Networks Inc. at 1750 Old Meadow Road, McLean, VA. Our telephone number is (972) 3-925-2000. Our web-site address is www.gilat.com. The information on our website is not incorporated by reference into this annual report.

We are a leading global provider of broadband satellite communication equipment and networking products and services. We design, produce and market VSATs, SSPAs, BUCs, and low-profile antennas. We have a large installed customer base and have shipped more than one million VSAT units to customers in over 85 countries on six continents.

We shipped our first generation VSAT in 1989 and since then we have been among the technological leaders in the VSAT industry.  Our continuous investment in research and development has resulted in the development of new and industry-leading products and our intellectual property portfolio includes 46 issued patents (32 U.S. and 14 foreign) relating to our VSAT and other systems as well as 8 issued patents relating to our Satcom-On-The-Move antenna solutions (U.S.) and 6 issued patents (3 U.S. and 3 foreign) for our high power solid state amplifiers. As of December 31, 2011, we had 1,356 employees, including approximately 342 persons engaged in research, development and engineering activities.

We have 21 sales and support offices worldwide, six network operations centers and five R&D centers.  Our products are primarily sold to communication service providers and operators that use VSATs for their customers and to government organizations and system integrators that use our technology. We also provide services directly to end-users in various market segments in the United States and certain countries in Latin America.

In July and August 2010, respectively, we completed the acquisition of Raysat Antenna Systems LLC, or RAS, a leading provider of Satcom-On-The-Move antenna solutions, and Raysat BG, a Bulgarian research and development center. In November 2010, we completed the acquisition of Wavestream, a provider of SSPAs and BUCs, with field-proven, high performance solutions designed for mobile and fixed satellite communication, or satcom, systems worldwide. In April 2011, we acquired CICAT NetworksInc., a provider of terrestrial access and network services to enterprises with multi-site locations.

In 2011, 2010 and 2009, our property and equipment purchases amounted to approximately $8.9 million, $7.6 million, and $4.5 million, respectively.  These amounts do not include the reclassification of inventory to property and equipment made during 2011, 2010, and 2009 in the amount of approximately $2 million, $0.7 million, and $0.8 million, respectively.

B.           Business Overview

We are a leading provider of satellite ground segment and other network communications products and services. We design and manufacture satellite ground segment and networking communications equipment, which we sell to our customers either as network components or as complete or turnkey network solutions. The equipment that we develop includes VSAT systems, defense and security satcom systems, solid state power amplifiers and low-profile antennas. Our equipment is used by service providers, system integrators, government and defense organizations, large corporations and enterprises. We also provide connectivity services, including managed network services, Internet access and telephony, to enterprise, government and residential customers in the United States, Peru and Colombia over our own networks which are built using our own equipment. We also provide managed network services in Australia, over a VSAT network owned by Optus.

         In 2011, we operated as three separate businesses – Gilat Worldwide (which had two operating segments: Gilat International and Gilat Peru & Colombia), Spacenet and Wavestream.  Commencing in 2012, in line with our efforts to refine our business structure and organization for our target markets, our business is being operated from the beginning of 2012 as three complementary and reporting segments: (i) Commercial Satcom, providing VSAT networks, satellite communication products  and associated professional services to service providers and operators worldwide, including consumer Ka-band initiatives worldwide; (ii) Defense Satcom, providing satellite communication products and solutions to defense and homeland security organizations worldwide; and (iii) Services, including Spacenet Inc., providing  managed network services in North America, and Gilat's service businesses in Peru and Colombia, offering rural telephony and Internet access solutions.

Gilat International is a provider of VSAT-based communications network systems, in-motion, low-profile antenna systems and associated professional services, including turnkey and management services, to telecom operators, defense organizations and enterprises worldwide.

Representative customers of Gilat International include Brazil Telecom, Optus in Australia, Bharti in India, ICE in Costa Rica, Nepal Telecom, Telkom in South Africa and Telefonica in Latin America.

Gilat Peru & Colombia provides services in Peru and Colombia through our subsidiaries there. These services are primarily telephony, Internet and data services for rural areas under projects that are subsidized by governmental entities. In Peru we also provide Internet and data services to public institutions and to the private sector, generally awarded by means of public bids.

According to the latest COMSYS VSAT Report, published in 2011by a leading satellite industry research firm - Communications Systems Limited, or COMSYS (which refers to a market study from 2010),  we are the second-largest manufacturer of VSATs to the enterprise market, with a 24.7%  market share of shipped VSATs.  We also provide industry specific solutions for cellular backhaul, business continuity and disaster recovery.

In the year ended December 31, 2011, we derived approximately  38% of our revenues from our Gilat International VSAT operations and approximately 14% of our revenues from our Gilat Peru & Colombia operations.

Spacenet Inc., or Spacenet, provides managed network communications services utilizing satellite wireline and wireless networks and associated technology.  Spacenet serves enterprise, government, industrial small office/home office, or SOHO, and residential customers primarily in the United States, but also in locations throughout North America. Spacenet provides three primary lines of service:  custom commercial grade networks for large enterprise and government customers; Connexstar networks, which are standardized commercial grade services; and StarBand services, which are typically geared towards SOHO and residential users.  According to the 2011 COMSYS report, we have a 26.7% market share of U.S. VSAT enterprise sites.

        Spacenet Integrated Government Solutions, Inc., or SIGS, a subsidiary of Spacenet, addresses the growing market for government solutions and services in the United States with targeted product offerings for new government customers in the DoD and other federal agencies such as the Department of Homeland Security, FEMA and others. Commencing in 2012, in line with our efforts to refine our organization for our target markets, we are incorporating the SIGS operations into Spacenet.

In the year ended December 31, 2011, we derived approximately 31% of our revenues from Spacenet. Representative customers of Spacenet include Dollar General, Regis Corporation, Goodyear, Verizon/USPS, Scientific Games, Intralot, GTECH, Boston Market, Target, Centerpoint Energy, PG&E, Detroit Edison, Devon Energy, Cumberland Farms, Sunoco and Valero.

Wavestream Corporation, or Wavestream, provides high-power SSPAs mainly to system integrators that serve various defense and homeland security agencies. Wavestream is an independent designer and manufacturer of SSPAs and BUCs for mission-critical satellite communications worldwide.

Wavestream’s patented, leading-edge Spatial Power Combining technology enables higher output power from smaller packages with greater efficiency, reliability and lower cost than other existing technologies in high frequency bands like Ka. Wavestream provides product solutions for multiple applications targeting defense, commercial and broadcast satellite communications systems.

In the year ended December 31, 2011, we derived approximately 17% of our revenues from Wavestream. Representative customers of  Wavestream  include General Dynamics, TCS, L-3, Globecomm, , Cobham and Harris.

Gilat has diversified revenue streams that result from both sales of products and services. In the year ended December 31, 2011, approximately 59% of our revenues were derived from product sales and 41% from services. Our enterprise service revenues are typically derived from long-term contracts of three to six years, which provide stability and visibility into future revenues. During the same period, we derived 46% of our revenues from the United States, 30% from Latin America, 15% from Asia and Asia Pacific, 3% from Africa and 6% from Europe.  As of December 31, 2011, we had a backlog of $265 million for equipment and multi-year service contracts.

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

•
Satellite communications ground station equipment – These are devices that have a combination of datacom and RF (Radio Frequency) elements designed to deliver data via communication satellites. Examples of ground station equipment are remote site terminals, such as VSATs, and central hub station systems. Gilat is a leading provider of VSAT ground station equipment. Ground station equipment is typically comprised of the following elements:  modem, microwave front end and amplifiers and BUCs.

•     Modem -- This is the device that modulates the digital data into an analog RF signal for delivery to the upconverter, and demodulates the analog signals from the downconverter back into digital data. The modem, which is typically located indoors, performs data processing functions such as traffic management and prioritization and provides the digital interfaces (Ethernet port/s) for connecting to the user’s equipment (PC, switch, etc.).

•     Amplifiers and BUCs – These are the components that connect the ground station equipment with the antenna. The purpose of the amplifiers and BUCs is to amplify the power and convert the frequency of the transmitted RF signal. Wavestream  is a leading provider of high power SSPAs and BUCs.

•
Antenna  – These can vary quite significantly in size, power and complexity depending on the ground equipment they are connected to, and their application. For example, antennas connected to VSATs generally are in the range of one meter in diameter while those connected to the central hub system can be in the range of ten meters in diameter. Antennas used on moving vehicles need to be compact and have an auto-pointing mechanism so that they can remain locked onto the satellite during motion. Gilat is a leading provider of low-profile in-motion satellite antennas.

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

Ground station equipment providers manufacture network equipment for both VSAT networks and broadcast markets. VSAT systems connect a large central earth station, called a hub, with multiple remote sites (ranging from tens to thousands of sites), which communicate via satellite.  Gilat is a leading ground station equipment provider for VSAT systems, high-power amplifiers and low-profile antennas for Satcom-on-the-move.

Communication service providers buy equipment from ground station equipment providers, install and maintain such equipment, lease capacity from satellite operators and sell a full package of communication services to the end user. Spacenet and Gilat Peru & Colombia are leading communication service providers in the United States, Peru and Colombia, respectively.

End users are customers that use equipment and satellite communication services. Examples of end users range from enterprises, to government ministries and defense organizations, to residential consumers.

System integrators are companies that provide customized solutions to end users by integrating the necessary equipment and services. For example, defense organizations often work with specialized system integrators that integrate various components, such as power amplifiers and low profile antennas, into a satellite terminal.

Satellite broadband networks are typically VSAT systems deployed in a hub-and-spoke configuration, with remote locations connecting via satellite to a central hub station. VSAT networks have a diverse range of uses and applications, and provide communication services as a stand-alone, alternative, or complementary service to terrestrial networks.

We believe that the advantages of VSAT networks include:

•	Universal availability - VSATs provide service to any location within a satellite footprint.
•	Timely implementation - Large VSAT networks with thousands of remote sites can be deployed within a few weeks.
•
Broadcast and multicast capabilities - Satellite is an optimal solution for broadcast and multicast transmission as the satellite signal is simultaneously received by any group of users in the satellite footprint.

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
•
Applications delivery – VSAT networks offer a wide variety of customer applications such as e-mail, virtual private networks, video, voice, Internet access, distance learning, cellular backhaul and financial transactions.

•	Portability and Mobility - VSAT solutions can be mounted on vehicles for communications on the move, or deployed rapidly for communications in fixed locations and then relocated or moved as required.

Given the technological and implementation benefits afforded by VSAT networks, we believe that the market for VSAT products and services will continue to grow. In particular, according to a 2011 report from NSR, a leading international telecom market research and consulting firm, the number of broadband satellite sites and subscribers is expected to grow at a compounded annual growth rate, or CAGR, of 9.7% through 2020.

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

High-End. The high-end market consists of customers that have more demanding network performance requirements. These requirements usually include higher level of Quality of Service, or QoS, than the typical user, higher speed connectivity, segregation of their traffic from other users’ traffic and more control over the network. Some examples of customers belonging to the high-end market are industrial energy organizations such as oil & gas and mining companies, Digital Satellite News gathering, or DSNG, maritime companies and mobile operators.

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

Consumer.  The consumer market consists of residential users. These users require a high-speed internet connection similar to a digital subscriber line, or DSL, or cable modem service. According to the NSR forecast in the 2011 report, North America is expected to see the biggest increase in satellite broadband access subscribers and Western Europe will be the region with one of the fastest rates of growth.

Government.  The government sector consists of homeland security and military users. The versatility, reliability, and resiliency of satellite broadband networks, the in-motion low profile antennas and the lightweight SSPAs are a perfect fit for security and armed forces. Spatial-combining technology implemented on the Wavestream SSPAs introduces significant efficiency, size and weight advantages. For example, satcom systems with low power lightweight amplifiers can be quickly deployed in disaster areas, as a replacement for destroyed wireless or wire line networks, providing communication services to emergency personnel and law enforcement units. In military applications, satcom networks can be used as a reliable overlay to manage the entire battlefield communications, serve as communication backup infrastructure, and be used for primary tactical communications offering communications from a moving vehicle. In these cases the low-profile antennas provide additional benefit to the end-user.

Our Competitive Strengths

We are a leading provider of satellite communication and networking products and services. Our competitive strengths include:

Market leadership in large and growing markets.  Since our inception, we have sold more than one million VSATs, over 2,500 low profile antennas and 10,000 SSPAs to customers in over 85 countries. Our customer base includes a large number of satellite-based communications service providers, system integrators and operators worldwide. In addition, we provide satellite-based communication services primarily to enterprises in the United States and we are one of the largest satellite communications service providers to rural communities in Latin America.

The large installed base of our equipment also provides opportunities for new and incremental sales to existing customers. According to the last COMSYS report published in 2011, our global market share to the enterprise market is approximately 24.7%, based on the number of terminals shipped, making us the second largest VSAT manufacturer in the world for this segment.

Our installed base for low profile Satcom-On-The-Move antennas provides us opportunities for new and incremental sales to existing customers. Specifically, we are focused on the DoD market and China.

We have a large installed base of SSPAs in the DoD, based on power amplifiers sold to the system integrators, who then provided a complete satellite terminal based on our equipment. Our SSPAs are widely used in the DoD, for both Ka Band and Ku Band terminals.

Technology leadership.  We have been at the forefront of VSAT technology and services for over 24 years and continue to be an innovator and developer of new satellite technologies. Our highly customizable VSAT technology enables us to provide our customers with a wide range of broadband, Internet, voice, data and video solutions.  Our product and operations infrastructure is capable of running hubs with greater than 99.8% availability while rolling out thousands of new VSAT site locations each month. Our SkyEdge II, state-of-the-art solution, provides high performance and excellent space segment efficiency. Our legacy product lines are known for their durability and resilience.  Our low-profile, Satcom-On-The-Move, antennas provide reliable broadband communications for defense and security applications. Our state-of-the-art SSPAs provide excellent performance, even at the extreme end of temperature and environmental performance specifications. Our research, development and engineering team is comprised of approximately 342 persons, enabling us to rapidly develop new features and applications. Moreover, by directly serving end-users through our service organizations, we are able to quickly respond to changing market conditions to ensure we maintain our leadership position.

Global presence and local support worldwide.  We have sold our products in over 85 countries on six continents. Our products and services are used by a large and diverse group of customers including some of the largest enterprises in the world, several government agencies and many rural communities. We have 21 sales and service offices worldwide. Through our network of offices we are able to maintain a two-tier customer support program offering local support offices and a centralized supply facility.

Complementary business lines for turnkey solutions.  With Gilat Worldwide, Spacenet and Wavestream, we are able to provide a full turnkey solution to our customers by integrating a diverse range of value-added products and services. Our product and service offerings -- VSAT network equipment, power amplifiers, low-profile  Satcom-On-The-Move antennas, installation, operation and maintenance --  provide communication services ranging from broadband, Internet, voice, data and video to managed solutions that can be customized and are highly flexible. Our business model enables us to be closely attuned to all of our customers' needs and to rapidly adapt to changing market trends. Our VSAT-based networks often serve as a platform for the delivery of a complete system, providing versatile solutions for corporate enterprises, government agencies, SMEs, rural communities, SOHOs and consumers.

Diversified revenue streams and customer base.  For the year ended December 31, 2011, approximately 59% of our revenues were generated from products and 41% of our revenues were generated from services. Our product sales are generally independent equipment orders which often generate maintenance contracts and additional opportunities for future product sales. Our service sales are characterized by long-term contracts that provide a recurring revenue base. In the year ended December 31, 2011, our three businesses - Gilat Worldwide (Gilat International and Gilat Peru & Colombia), Spacenet and Wavestream accounted for 52%, 31%, and 17% of our revenues, respectively.  We are not overly dependent on any single customer, project, or geographic region.

Financial position.  As of December 31, 2011, our cash balance was $63.9 million (including cash and cash equivalents, short and long term restricted cash, restricted cash held by trustees and short bank credits), and our debt was $59.4 million.

Delivery Capabilities.  Over the years we have demonstrated our ability to deploy communication networks in the most remote areas, which are difficult both to reach and service. This experience enhances both our ability to plan and implement sophisticated communication networks in remote areas, as well as in challenging terrain, and our ability to meet technological challenges like a lack of electrical power infrastructure or a lack of any physical infrastructure. Our teams are proficient in delivering solutions in these areas, with a high success rate.

Experienced management team.  Our CEO, Erez Antebi, has been with the company for over 19 years in various executive positions and now leads our highly experienced executive team of satellite industry veterans.  Amiram Levinberg, our Chairman, is a co-founder of our company and was CEO until December 31, 2011. Our Board of Directors is comprised of senior professionals with a broad range of business and financial experience.

Our Growth Strategy

Our objective is to leverage our advanced technology and capabilities to:

Expand our presence in the defense  satcom market. Building on our technology leadership and growing presence with armed forces around the world, we are increasing our focus on this growing market segment both in the United States and globally. We acquired RAS and Wavestream, whose customers are mostly in the defense and security markets. We have also developed products with specific capabilities required by armed forces and homeland security agencies globally. We are investing in this market segment as we believe its global growth will contribute to our business.

Increase our presence in the Ka-band market. Ka-band technology is expanding to more regions in the world, and offering new opportunities for satellite broadband with much higher capacities and at lower prices to subscribers. We are focused on the Ka-band market as one of the growth drivers for our company. We have been developing a new VSAT platform based on the SkyEdge II, including a hub and remote terminals, that is designed to operate with new Ka-band spot-beam satellites and to deliver high-throughput service speeds and high-speed browsing using advanced web acceleration technologies.

Strengthen and expand our technology leadership. We are strengthening our technology leadership by our continuing investment in research and development and have increased our research and development budget for 2012, with a view of expanding our product portfolio with new product offerings and new capabilities. Our flagship product, SkyEdge II, has cutting edge space segment utilization and performance. Our new offerings, such as SkyEdge II, WebEnhance and additional new products planned to be released such as the Accent, enable our customers new opportunities in deploying communication networks suited to their needs.  We have developed a VSAT platform that is designed for Ka-band and multi-spot beam satellites.  In addition, have developed modems and man-packs designed for defense and homeland security applications and we are focusing on developments for enhanced performance and capabilities of our SSPAs, and Satcom-On-The-Move antenna offerings.

Focus on emerging markets.  We have expanded our focus on emerging markets. Traditionally, it has been considered too costly for service providers to provide full-terrestrial networks to these regions. As a result, many governments either require telecommunications operators to provide communications access through USOs to these communities or provide funding via Universal Service Funds or USFs to subsidize the provision of these services. We focus our sales efforts on offering solutions to service providers that are either being required by USOs to facilitate the rural expansion, or on offering solutions to service providers that are utilizing the subsidies created through USFs.

Proactively evaluate acquisitions that will support and enable our growth strategy.  As we continue to focus on expanding the target markets for our products, services and solutions, we may have opportunities to acquire companies or technologies that would be complementary or additive to our existing platform and global distribution channels. We will continue to proactively, but selectively, evaluate opportunities to expand our business.

Our Businesses in 2011

        Gilat Worldwide (Gilat International and Gilat Peru & Colombia)

Overview

Gilat International

Gilat International is a leading global provider of VSAT-based network systems, low-profile satcom-on-the-move antennas and associated professional services to telecom operators worldwide. Our operational experience in deploying large VSAT networks together with our global network of local offices enable us to work closely and directly with those providers. We provide equipment and solutions to the commercial, government and consumer markets.

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

Gilat International is headquartered in Petah Tikva, Israel with 460 employees, and has 14 offices worldwide. In the year ended December 31, 2011, Gilat International had revenues of $149.1 million, including sales of $ 21.7 million to Spacenet and Gilat Peru & Colombia.

Products and Solutions

        Broadband Satellite Network System

Our SkyEdge II product family is based on a single hub with multiple VSATs to support a variety of services and applications. The products were designed using advanced technology to enable them to process different types of user traffic such as voice, critical data, Internet traffic and video, to handle each type of traffic in an efficient manner and provide the necessary quality of service for each traffic stream. The SkyEdge II system also includes advanced mechanisms which ensure that the transmissions via the satellite utilize the available satellite bandwidth efficiently and enhance the user experience.

Below is a table that shows the main VSAT products Gilat International offers. All of these products are connected to an outdoor RF unit which is mounted on a dish antenna:

NetEdge is a high-performance satellite communications solution, specifically designed to meet the requirements of multi-star (a network topology which consists of remote sites connected to a regional gateway and also to the main hub, also called star-within-star networks) private networks for corporations as well as for cellular backhaul applications. The NetEdge solution is composed of remote sites using SkyEdge II Access/Pro VSATs, NetEdge Gateways, and a SkyEdge II hub. Single-hop connectivity is provided network-wide between the NetEdge components. This enhances the user experience and application performance for all intra-corporation, cellular backhaul and Internet traffic. NetEdge is installed as an expansion of a SkyEdge II hub making it simple to add multi-star functionality to an existing SkyEdge II hub.

Low-Profile SatCom-On-The-Move Antenna Systems

Gilat’s low-profile, in-motion, broadband 2-way antennas are specifically designed for the needs of the satCom-On-The-Move market and provide advanced solutions for a variety of mobile applications:

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

The following table describes the low-profile antennas:

Gilat International Pre-Packaged Solutions

Our VSAT-based networks serve as a platform for the delivery of custom tailored solutions for identified markets. We pre-package, commercialize and sell these end-to-end solutions, which offer higher value to our customers. For example, our SkyAbis supports a cellular backhaul over satellite.

Our end-to-end solutions include government communication infrastructure solutions for emergency response, defense and security and rapid VSAT deployment. We also provide turnkey solutions that include installation, operation and third-party peripheral equipment.

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

We began expanding our presence in the U.S. government market through SIGS, established in 2009 to address the growing market for government solutions and services.  We have launched targeted product offerings for new government customers in the DoD and other federal agencies such as the Department of Homeland Security, FEMA and others. Our initial government offerings are based on our ability to support critical first response satellite solutions.

Manufacturing, Customer Support and Warranty

Our products are designed and tested at our facilities in Israel as well as our four additional R&D facilities around the world. We outsource a significant portion of the VSAT manufacturing of our products to third parties. Raysat antenna products are designed at our facilities in Bulgaria where we also manufacture components, with assembly at our facilities in Israel.  We also work with third-party vendors for the development and manufacture of components integrated into our products, as well as for assembly of components for our products.

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

Gilat Peru & Colombia

Through our operations in Peru and Colombia, we are service providers for public telephony and Internet services to rural areas there. In these countries, we have built the infrastructure and act as a licensed operator (Build-and-Operate model) in subsidized government projects. Our services include operating public phones and telecenters and distributing pre-paid cards for telephone usage at remote villages. In addition, Gilat Peru use its infrastructure to provide services to enterprise, SME, SOHO and residential customers. Gilat Peru & Colombia also provide outsourcing of VSAT network implementation and operation to other operators in the region.

Gilat Peru & Colombia has local offices in Lima Peru and Bogota Colombia and employs 243 persons on a permanent basis. In the year ended December 31, 2011, revenues from Gilat Peru & Colombia were $ 48.9 million.

Services and Solutions

We began to operate in Peru in 1998, with the award of our first rural telephony project called "Frontera Norte" for FITEL, with approximately 200 sites. Since then, we have participated in most rural communications projects launched by the Peruvian government and have won, either wholly or partially, seven projects. Overall, we operate almost 8,700 telephony sites in Peru, of which approximately 1,000 have Internet connectivity, and have been awarded over $45 million in government subsidies to build and operate these networks. We have won our eighth project for additional 770 sites with subsidies of approximately $14.5 million. In addition, we have developed services for financial sector customers, such as Banco de la Nacion, utilizing our current infrastructure and providing those customers with Internet, data and telephony services. Our rural network manages millions of incoming and outgoing minutes every month, serving more than six million people in rural areas. On average, deployment of the network in Peru has reduced the distance between rural phone locations from 50km to 5km.

Gilat Colombia started operations in 1999 by winning the government's Compartel I project focused on rural telephony. Since then we were awarded two additional projects with over $100 million in government subsidies in the aggregate – Rural Communitarian Telephony (TRC I and TRC II) and Telecentros.  Currently, Gilat Colombia operates a network of approximately 2,000 rural sites spread throughout the country, serving over a million persons. The services for those rural sites include telephony, Internet, data, fax and other services. In 2008, the Ministry of Communications in Colombia renegotiated new agreements with us through December 2009.  Following our successful fulfillment of the new agreements with the Colombian Government, the Ministry of Communications in Colombia extended and amended the agreements for the provision of services under these agreements for additional one-year terms, through December 2010 and December 2011, respectively.  The agreements were again amended and extended for an additional nine months, until September 30, 2012.  In December 2011, Gilat Colombia also entered into a contract with the Colombian Ministry of Information Technology and Telecommunication (MINTIC) to provide broadband Internet connectivity to over 1,600 schools throughout the country’s rural regions.

During 2011, both Gilat Colombia and Peru implemented integrated VSAT-Wireless solutions for the local government of Bolivar in Colombia and for FITEL in Peru.

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

Service providers for the consumer Ka-band market are typically telecom operators planning to expand Internet service to the consumer markets.  While this is a new market, we have signed an agreement with SES for the delivery of network equipment and Ka-band end-user terminals for their European satellite-based consumer Internet service - SES Broadband Services (formerly known as ASTRA2Connect). In addition, we have signed agreements with RTComm, the satellite service arm of Rostelecom Group, Russia's national telecommunications operator, for the supply of Ka-band end-user terminals for their future constellation of multi spot-beam satellites for the Russian market, as well as for local manufacture and market by RTComm of Ka-band end-user terminals and gateways in Russia, which includes a cooperation with the Russian governmental institute for technology advancement.

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

Spacenet Inc.

Overview

Spacenet provides managed network communications solutions that leverage satellite, wireline and wireless technologies.  Spacenet serves enterprise, government, industrial, SOHO, and residential customers primarily in the United States, but also in locations throughout North America. Spacenet provides three primary lines of service:  (i) custom commercial grade networks for large enterprise, industrial and government customers, (ii) Connexstar networks, which are standardized commercial grade satellite services, and (iii) StarBand satellite Internet services, which are typically geared toward small office and residential users.

Spacenet's equipment and services are currently deployed at more than 141,000 business, government, industrial and residential locations in the United States. Our customers include Regis Corporation, Dollar General, Goodyear, Intercontinental Hotels Group, USPS/Verizon, Scientific Games, Intralot, GTECH, Boston Market, Centerpoint Energy, PG&E, Cumberland Farms, Sunoco and Valero.  The latest COMSYS report, published in 2011, ranked Spacenet as the second largest satellite network service provider in North America for the enterprise  market, with a 26.7% market share at the time of the report. Our market includes WAN services for retail, energy, oil and gas, financial services, hospitality and government customers, as well as Internet access services for SOHO and residential customers.  Through its StarBand broadband-over-satellite service, Spacenet is offering broadband service to rural unserved markets in Alaska and Hawaii following a federal grant from the Rural Utility Service under the American Recovery and Reinvestment Act.

We have increased our ability to serve the managed network services market in the United States.  In April 2011, we  acquired a Virginia based company, CICAT Networks Inc. CICAT, a provider of broadband managed services, is now a subsidiary of Spacenet with complementary services. Spacenet has created a new set of standard Managed Network Service products that is being introduced to the market in 2012.

Spacenet is based in McLean, Virginia, and has 230 employees, including those of CICAT, as of December 31, 2011. In the year ended December 31, 2011, Spacenet had revenues of $104.5 million.

Services

Spacenet offers custom and standardized, pre-packaged network services that are sold under the Spacenet, Connexstar and StarBand brand names. These service lines target a variety of markets and applications, as is illustrated in the diagram below:

Spacenet’s custom network services for large enterprise, industrial and government customers include the design, development, and management of satellite, wireline and wireless broadband managed network solutions. Spacenet can provide secure private networks specifically sized and tuned to a customer’s application, protocol support, QoS and bandwidth needs. These networks may be delivered as a “private hub” (each set of hub baseband equipment is used for only one customer) or “virtual private hub” (hub equipment is shared among multiple customers but is logically partitioned to provide private hub benefits at a lower cost). Custom network configurations also include hybrid terrestrial and satellite or wireless networks in which Spacenet provides management of both network components, integrating them as a single WAN.

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

Spacenet Sales and Marketing

We sell our enterprise, industrial and government services directly through a team of account executives as well as through a network of approximately 30 authorized enterprise, industrial and/or government service resellers, primarily telecom carriers, IT integrators and value-added resellers focused on specific industries. With the addition of CICAT, we have added three large channel partners through whom our products and services are sold -- IBM, Time Warner and Comcast.

Our StarBand SOHO services are sold both directly and through approximately 100 sales agents, that are typically direct-to-home satellite TV resellers and/or satellite Internet service resellers. Our distribution channel strategy is shown below:

Wavestream

Overview

Wavestream, founded in 2001, designs and manufactures next generation solid-state power amplifiers for mission-critical defense and broadcast satellite communications systems. Wavestream’s innovative, patented Spatial Power advantage™ technology provides higher output power, greater reliability and lower energy usage in more compact packages than traditional amplifier solutions. Wavestream’s proven family of products meet the growing demand for greater efficiency and significant lifecycle cost reductions for satellite communications systems worldwide. Since 2005, Wavestream has built and deployed over 10,000 SSPAs worldwide. We acquired Wavestream in November 2010.

Wavestream’s headquarters, research and development, engineering and manufacturing facilities are located in San Dimas, California, with a design center in Singapore. Wavestream has 155employees.

In the year ended December 31, 2011, Wavestream had revenues of $ 59.2 million, including sales of $ 0.9 million to Gilat International.

Wavestream Market and Customers

Wavestream addresses the following applications and/or markets:

•
Defense Communications -  satellite-based airborne and highly secure point-to-point.  This market is typically categorized by customers requiring high quality products – at times for mission critical communications in extreme environmental conditions. The satellite terminals (e.g., VSAT, Single Channel Per Carrier, or SCPC) are usually provided to the defense agencies via system integrators, and not directly from the power amplifier suppliers.

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

•
Commercial terminals - A high power amplifier is used with high-end VSAT terminals for various applications where there is the requirement to transmit large amounts of data. Examples include Satellite News Gathering for video transmission, as well as airborne terminals in commercial airplanes for Internet access.

•
Commercial broadcast - Broadcast providers and teleport operators require high power amplifiers in order to transmit large carriers, such as for TV broadcast, multicast of video and high-speed IP connectivity.

Wavestream’s customers include General Dynamics, TCS, L-3, Globecomm, Cobham and Harris.

Wavestream Products

We believe that Wavestream has established market leadership with its compact, highly efficient SSPAs with a field-proven family of Ka, Ku, X and C-band products.  Wavestream’s products are designed and tested to meet strenuous requirements for temperature, shock and vibration, as well as over the full range of frequency and temperature.

The following presentation describes the Wavestream products:

Competition

The telecommunications industry operates in a competitive market. In the equipment market, we face competition from other VSAT manufacturers, such as Hughes, ViaSat, iDirect and a few other smaller manufacturers.

We compete in some Ka-band markets with competitors such as Hughes and ViaSat who have launched Ka-band satellites (with announced plans by Hughes to launch another Ka-band satellite).  Although we have entered the Ka-band market with responsive Ka-band VSAT technology, our penetration into that market will be gradual and our success is not assured.  We also expect that competition in this industry will continue to increase.  Due to the nature of the Ka-band solution, where the VSAT technology is sometimes commercially tied to the satellite technology itself, there may be circumstances where it is difficult for competitors to compete with the incumbent VSAT vendor using the particular Ka-band satellite.

Our low-profile in-motion antennas compete with products from competitors such as Cobham, ERA, Panasonic, Orbit and Thinkom. This market is nascent, and not as mature as the fixed VSAT or satellite services markets.

Wavestream’s competitors are Comtech (which acquired Xicom in 2008), CPI, Codan, GD Satcom and Paradise.

In Peru and Colombia, where we primarily operate public rural telecom services, we typically encounter competition on bids for projects subsidized by the government or other public entities from various service providers, system integrators and consortiums. Some of these competitors offer solutions based on VSAT technology and some on alternate technologies (typically cellular, wireless local loop or WiMAX).  As operators that offer terrestrial or cellular networks expand their reach to certain Gilat Peru & Colombia regions, they compete with our VSAT solutions. Examples of such competitors are Telefonica Peru, Empresas Telefonicas de Bogota, Internet Por Colombia and SkyNet.

The U.S. enterprise VSAT market is primarily served by HNS and Spacenet.  In addition, more recently, Spacenet's primary competitors in the Managed Services market are large terrestrial carriers such as AT&T, Verizon, Centurylink and Megapath as well as smaller managed service providers like Cyberra, IRG and iPass.

Geographic Distribution of our Business

The following table sets forth our revenues by geographic area for the periods indicated below as a percent of our total sales:

	Years Ended December 31,
	2011	2010	2009
United States	46%	35.8%	37.1%
South America and Central America	30%	36.2%	39.1%
Asia and Asia Pacific	15%	15.5%	15.9%
Africa	3%	7.0%	4.9%
Europe	6%	5.5%	3.0%
Total	100.0%	100%	100.0%

Backlog

On December 31, 2011, our backlog for equipment sales and revenues from multi-year service contracts for our VSAT products was approximately $ 265 million, up from approximately $232 million at year-end 2010. Backlog does not include revenues from future traffic on our rural networks, future revenues from subscribers, from our consumer operation and other cancelable agreements. Backlog is not necessarily indicative of future sales.  Many of our contracts can be terminated at the convenience of the customer.  In addition, some of our contracts may include product specifications that require us to complete additional product development.  Any inability to meet the specifications or complete the product development could lead to a termination of the related contract.

C.           Organizational Structure

Significant Subsidiaries	Country/State	% ownership
	of Incorporation

1. Spacenet Inc.	Delaware	100%
2. StarBand Communications Inc.	Delaware	100%
3. Gilat Satellite Networks (Holland) B.V.	Netherlands	100%
4. Gilat Colombia S.A. E.S.P	Colombia	100%
5. Gilat to Home Peru S.A	Peru	100%
6. Gilat do Brazil Ltda.	Brazil	100%
7. Gilat Satellite Networks (Mexico) S.A. de C.V.	Mexico	100%
8. Wavestream Corporation	Delaware	100%
9. Raysat Antenna Systems LLC	Delaware	100%
10. Raysat Antenna Systems Ltd.	Israel	100%

D.           Property, Plants and Equipment

Our headquarters are located in a modern office park which we own in Petah Tikva, Israel. This facility is comprised of approximately 380,000 square feet of office space, out of which approximately 222,500 square feet are currently used by us and approximately 157,000 square feet are subleased to third parties.

We have network operations centers in Marietta, Georgia and shared hub facilities in Chicago, Illinois, Peru and Colombia, from which we perform network services and customer support functions 24 hours a day, 7 days a week, 365 days a year.

We lease approximately 137,000 square feet of office space in McLean, Virginia. These offices house our personnel and also contain a stand by disaster recovery facility. In 2000 and 2002, we purchased and developed facilities on approximately 140,400 square feet of land in Backnang, Germany. Since May, 2002, these facilities are leased to a third party.  We own approximately 13,347 square feet of research and development and manufacturing facilities in Sofia, Bulgaria, and rent approximately 4,300 square feet in Moldova for research and development activities.  Wavestream currently occupies approximately 32,500 square feet of facilities for office space, research and development and manufacturing in San Dimas, California under a lease which will expire on November 30, 2016.

We also maintain facilities in Chicago, Illinois, Marietta, Georgia and in Brazil, Colombia, Mexico, China, Singapore, San Diego and Peru, along with representative offices in Melbourne, Pretoria, Bangkok, New Delhi, Almaty, Jakarta, and Moscow and small facilities in other locations throughout the world.

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

Introduction

We were incorporated in 1987 and began trading on the NASDAQ Stock Market in 1993. We are a leading global provider of broadband satellite communication and networking products and services. We design, produce and market VSAT systems, defense  satcom systems, SSPAs, BUCs and low-profile antennas. Our equipment is used by service providers, system integrators, government and defense organizations, large corporations and enterprises. We also provide connectivity services, including managed network services, Internet access and telephony, to enterprise, government and residential customers in the United States, Peru and Colombia over our own networks which are built using our own equipment. We also provide managed network services in Australia, over a VSAT network owned by Optus.

We have a large installed customer base and have shipped more than one million VSAT units to customers in over 85 countries on six continents since 1989. We have 21 sales and support offices worldwide, six network operations centers and five R&D centers. Our products are primarily sold to communication service providers and operators that use VSATs to serve enterprise, government and residential users. We also provide services directly to end-users in various market segments in the United States and certain countries in Latin America. Commencing in 2010, following the acquisitions of Raysat Antenna Systems, or RAS, and Wavestream, we develop and provide Satcom-on-the-move antenna solutions SSPAs anc BUCs, for defense and commercial broadband communications, radar and imaging.

In 2011 we operated in four complementary, operational and reportable segments:

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

•
Spacenet Inc., a provider of managed network communications services utilizing satellite wireline and wireless networks and associated technology and serving enterprises, government, small office/home office, or SOHOs, and residential customers in the United States;

•	Wavestream, a provider of high power SSPAs, BUCs with field-proven, high performance solutions designed for mobile and fixed SATCOM systems worldwide, primarily in the defense market.

Commencing in 2012, in line with our organizational changes from the beginning of 2012, our business will be managed and reported as three separate business activities and reporting segments, comprised of our newly named Commercial Satcom, Defense Satcom and Services Divisions:  Commercial Satcom provides VSAT networks, satellite communication products  and associated professional services to service providers and operators worldwide, including consumer Ka-band initiatives worldwide. Defense Satcom provides satellite communication products and solutions to defense and homeland security organizations worldwide. Services, which includes Spacenet Inc., provides managed network services for business, government and residential customers  in North America, and Gilat's service businesses in Peru and Colombia, offering rural telephony and Internet access solutions.

Financial Statements in U.S. dollars

The currency of the primary economic environment in which most of our operations are conducted is the U.S. dollar and, therefore, we use the U.S. dollar as our functional and reporting currency. Transactions and balances originally denominated in U.S. dollars are presented at their original amounts. Gains and losses arising from non-U.S. dollar transactions and balances are included in the consolidated statements of operations. The financial statements of foreign subsidiaries, whose functional currency has been determined to be their local currency, have been translated into U.S. dollars.  The assets and liabilities of these subsidiaries have been translated using the exchange rates in effect at the balance sheet date. Statements of operations amounts have been translated using the average rates, which approximate the prevailing exchange rate for each transaction. The resulting translation adjustments are reported as a component of shareholders' equity in accumulated other comprehensive income (loss).

Critical Accounting Policies and Estimates

The preparation of the financial information in conformity with generally accepted accounting principles requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, mainly related to account receivables, inventories, deferred charges, long-lived assets, intangible and goodwill, revenues, stock based compensation relating to options and contingencies. We base our estimates on historical experience and on various assumptions, including assumptions of third parties that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of the financial information included in this annual report.

Consolidation.  Our consolidated financial statements include the accounts of our company and those of our subsidiaries, in which we have a controlling voting interest, as well as entities consolidated under the variable interest entities or VIE provisions of ASC 810, "Consolidation", or ASC 810. Inter-company balances and transactions have been eliminated upon consolidation.

We apply the provisions of ASC 810, which provides a framework for identifying Variable Interest Entities , or VIEs, and determining when a company should include the assets, liabilities, non-controlling interests and results of activities of a VIE in our consolidated financial statements.

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

Most of the activity of Gilat Colombia consists of operating subsidized projects for the government, or the Compartel Projects. The Compartel projects were originally awarded to our Colombian subsidiaries in 1999 and 2002.

As required in the bid documents for the Compartel Projects, we established trusts, or the Trusts, and entered into a governing trust agreement for each project, or collectively the Trust Agreements. The Trusts were established for the purpose of holding the network equipment, processing payments to subcontractors, and holding the funds received through the subsidy from the government until they are released in accordance with the terms of the subsidy and paid to us. The Trusts are a mechanism to allow the government to review amounts to be paid with the subsidy and to verify that such funds are used in accordance with the transaction document of the project and the terms of the subsidy. We generate revenues both from the subsidy, as well as from the use of the network that Gilat Colombia operates.

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

As of December 31, 2011 and 2010, the Trusts’ total assets (mainly classified as "Restricted cash held by trustees") and total liabilities (mainly classified as "Short-term advances from customers held by trustees") consolidated within the financial statements of the Company amounted to approximately $1.55 million and $1 million, respectively.

Revenues.  We generate revenues mainly from the sale of products and services for satellite-based communications networks. Sale of products includes mainly the sale of VSATs, hubs, SSPAs and low-profile antennas. Service revenues include access to and communication via satellites, or space segment, installation of network equipment, telephone services, internet services, consulting, on-line network monitoring, network maintenance and repair services. We sell our products primarily through our direct sales force and indirectly through resellers. Sales consummated by our sales force and sales to resellers are considered sales to end-users.

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

In October 2009, the FASB issued Accounting Standards Update, or ASU, No. 2009-13, ‘‘Multiple-Deliverable Revenue Arrangements’’, or ASU 2009-13. The new standard changes the requirements for establishing separate units of accounting in a multiple element arrangement and requires the allocation of arrangement consideration to each deliverable to be based on the relative selling price.

We adopted this standard as of the beginning of fiscal 2011 on a prospective basis for new and materially modified deals originating after January 1, 2011; the effect of the adoption of the new standard on the financial results of the Company for the year ended December 31, 2011, was immaterial. We are not able to reasonably estimate the effect of adopting this standard on future financial periods as the impact will vary based on the nature and volume of new or materially modified deals in any given period.

For 2011 and future periods, pursuant to the guidance of ASU 2009-13, when a sales arrangement contains multiple elements, such as equipment and services,  we allocate revenues to each element based on a selling price hierarchy. The selling price for a deliverable is based on its vendor specific objective evidence, or VSOE, if available, third party evidence, or TPE,  if VSOE is not available, or estimated selling price, or ESP, if neither VSOE nor TPE is available. In multiple element arrangements, revenues are allocated to each separate unit of accounting for each of the deliverables using the relative selling prices of each of the deliverables in the arrangement based on the aforementioned selling price hierarchy.

Revenues from products under sales-type-lease contracts are recognized in accordance with ASC 840 "Leases", or ASC 840 (formerly SFAS No. 13, "Accounting for Leases", or SFAS No. 13), upon installation or upon shipment, in cases where the customer obtains its own or other's installation services. The net investments in sales-type-leases are discounted at the interest rates implicit in the leases. The present values of payments due under sales-type-lease contracts are recorded as revenues at the time of shipment or installation, as appropriate. Future interest income is deferred and recognized over the related lease term as financial income.

Revenues from products and services under operating leases of equipment are recognized ratably over the lease period, in accordance with ASC 840.

Deferred revenue represent amounts received by our company when the criteria for revenue recognition as described above are not met and are included in "Other current liabilities" and "Other long term liabilities". In general, when deferred revenue is recognized as revenue, the associated deferred costs are also recognized as cost of sales.

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

Income Taxes. We account for uncertain tax position in accordance with ASC 740-10, "Income Taxes", or ASC 740-10 , as amended by FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109", or FIN 48. ASC 740-10 clarifies the accounting for income taxes by prescribing the minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements. ASC 740-10 also provides guidance on derecognition of tax positions, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure and transition. ASC 740-10 requires significant judgment in determining what constitutes an individual tax position as well as assessing the outcome of each tax position. Changes in judgment as to recognition or measurement of tax positions can materially affect the estimate of the effective tax rate and consequently, affect the operating results of our company.

Accounts Receivable and Allowance for Doubtful Accounts.  We are required to estimate our ability to collect our trade receivables. A considerable amount of judgment is required in assessing their ultimate realization. We provided allowances for receivables relating to customers that were specifically identified by our management as having difficulties paying their respective receivables. If the financial condition of our customers deteriorates, resulting in their inability to make payments, additional allowances may be required. These estimates are based on historical bad debt experience and other known factors pertaining to these customers. If the historical data we used to determine these estimates does not properly reflect future realization, additional allowances may be required.

Inventory Valuation.  We are required to state our inventories at the lower of cost or market value. In assessing the ultimate realization of inventories, we are required to make judgments as to future demand requirements and compare that with the current or committed inventory levels.

Impairment of Intangible Assets and Long-Lived Assets.  We periodically evaluate our intangible assets and long-lived assets (mainly property and equipment) for potential impairment indicators in accordance with ASC 360, “Property, Plant and Equipment or ASC 360.  Our judgments regarding the existence of impairment indicators are based on legal factors, market conditions, operational performance and prospects of our acquired businesses and investments. Our long-lived assets are reviewed for impairment annually and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. In measuring the recoverability of assets, we are required to make estimates and judgments in assessing our future cash flows which derive from the estimated useful life of our current primary assets, and compare that with the carrying amount of the assets. Additional significant estimates used by management in the methodologies employed to assess the recoverability of our long-lived assets include estimates of future short-term and long-term growth rates, useful lives of assets, market acceptance of products and services, our success in winning bids and other judgmental assumptions, which are also affected by factors detailed in our risk factors section in this annual report. In accordance with ASC 360, we assessed whether there has been an impairment of our intangible assets during 2011 due to certain indicators of impairment, mainly the goodwill impairment related to Wavestream.  Based on the assessment described above, as of December 31, 2011 no impairment losses have been identified.  If these estimates or the related assumptions change in the future, we may be required to record impairment charges for our long-lived assets.

Future events could cause us to conclude that impairment indicators exist and that additional intangible assets associated with our acquired businesses and our long-lived assets are impaired. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

Business Combination. We apply the provisions of ASC 805 "Business Combination” and accordingly, we are required to allocate the purchase price of acquired companies to the tangible and intangible assets acquire , liabilities assumed, as well as in-process research and development, based on their estimated fair values. In allocating the purchase price of acquired companies to the tangible and intangible assets acquired and liabilities assumed, we determined the required assumptions underlying the valuation work. Critical estimates in valuing certain of the intangible assets include but are not limited to: future expected cash flows from customer contracts, customer lists, and acquired developed technologies; expected costs to develop the in-process research and development into commercially viable products and estimating cash flows from the projects when completed; and discount rates. Management’s estimates of fair value are based upon assumptions believed to be reasonable, utilizing a market participant approach, but which are inherently uncertain and unpredictable. Assumptions may be incomplete or inaccurate, and unanticipated events and circumstances may occur. We were assisted by a third party appraiser in applying the required economic models (such as income approach), in order to estimate the fair value of assets acquired and liabilities assumed in the business combination.

Goodwill. Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired. Under ASC 350 "Intangibles - Goodwill and Others", or ASC 350, goodwill is not amortized, but rather is subject to an annual impairment test. ASC 350 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired. Goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is determined using discounted cash flows. Significant estimates used in the fair value methodologies include estimates of future cash flows, future growth rates and the weighted average cost of capital of the reporting units.

In 2011, we identified certain indicators that affected the carrying value of the goodwill and/or other tangible assets of Wavestream.  The continuing pressure on the DoD, budget along with some uncertainties regarding the DoD’s future spending is  reflected in the reduction of Wavestream revenues in 2011 compared to our 2011 forecast and to 2010 revenues.  We performed an analysis of Wavestream’s  implied carrying value in accordance with ASC 350. As a result of the impairment test, we determined that the implied carrying value attributable to Wavestream goodwill should be lower by $17.9 million. This amount was recorded as part of “Impairment of goodwill and restructuring costs” in our 2011 Statement of Operations in the consolidated financial statements included in this annual report on Form 20-F.

Legal and Other Contingencies.  We are currently involved in certain legal and other proceedings and are also aware of certain tax and other legal exposures relating to our business. We are required to assess the likelihood of any adverse judgments or outcomes of these proceedings or contingencies as well as potential ranges of probable losses. A determination of the amount of accruals required, if any, for these contingencies is made after careful analysis. The accounting treatment related to income taxes exposure or contingencies has been assessed and provided in accordance with ASC 740, "Income Taxes", or ASC 740.   ASC 740-10 utilizes a two-step approach for evaluating tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) is only addressed if step one has been satisfied (i.e., the position is more-likely-than-not to be sustained). Otherwise, a full liability in respect of a tax position not meeting the more-than-likely-than-not criteria is recognized.

Liabilities related to legal proceedings, demands and claims are recorded in accordance with  ASC 450, "Contingencies" ("ASC 450"), or ASC 450, which defines a contingency as "an existing condition, situation, or set of circumstances involving uncertainty as to possible gain or loss to an enterprise that will ultimately be resolved when one or more future events occur or fail to occur." In accordance with ASC 450, accruals for exposures or contingencies are being provided when the expected outcome is probable and when the amount of loss can be reasonably estimated. It is possible, however, that future results of operations for any particular quarter or annual period could be materially affected by changes in our assumptions, the actual outcome of such proceedings or as a result of the effectiveness of our strategies related to these proceedings.

Accounting for Stock-Based Compensation.   We account for stock based compensation in accordance with ASC 718, "Compensation-Stock Compensation”, or ASC 718, which requires us to measure all employee stock-based compensation awards using a fair value method and recognize such expense in our consolidated financial statements. We adopted ASC 718 using the modified prospective transition method. We estimate the fair value of stock options granted using the Black-Scholes option pricing model, and the fair value of Restricted Share Units, or RSU, based on the market stock price on the date of grant. Non-cash share-based compensation of $2 million was recorded in 2011. As of December 31, 2011, we had $4.7 million of total unrecognized compensation costs related to non-vested share-based awards granted under our stock option plans. That cost is expected to be recognized over a weighted average period of 1.5 years.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Revenues. Revenues for the years ended December 31, 2011 and 2010 for our four reportable segments were as follows:

	Year Ended December 31,			Year Ended December 31,
	2011	2010	Percentage	2011	2010
	U.S. dollars in thousands		change	Percentage of revenues

Gilat Worldwide
Gilat International
Equipment	123,656	115,024	7.50%	36.46%	49.37%
Services	25,492	15,763	61.72%	7.52%	6.77%
	149,148	130,787	14.04%	43.97%	56.14%

Gilat Peru & Colombia
Equipment	5,782	69	8279.71%	1.70%	0.03%
Services	43,166	35,793	20.60%	12.73%	15.36%
	48,948	35,862	36.49%	14.43%	15.39%

Spacenet
Equipment	35,607	18,185	95.80%	10.50%	7.80%
Services	68,846	61,174	12.54%	20.30%	26.26%
	104,453	79,359	31.62%	30.79%	34.06%

Wavestream
Equipment	59,223	4,041	1365.55%	17.46%	1.73%
	59,223	4,041	1365.55%	17.46%	1.73%

Intercompany Adjustments
Equipment	(22,571)	(17,064)	32.27%	(6.65)%	(7.32)%
	(22,571)	(17,064)	32.27%	(6.65)%	(7.32)%
Total
Equipment	201,697	120,255	67.72%	59.46%	51.61%
Services	137,504	112,730	21.98%	40.54%	48.39%
Total	339,201	232,985	45.59%	100.00%	100.00%

Revenues in 2011 increased by approximately $106 million compared to 2010, representing an increase of 45.6%.

Gilat International revenues increased by approximately $18 million of which $7.4 million of the increase was derived from Europe, mainly related to awards in the Ka-band market there, $11.8 million was derived from Asia and Asia Pacific, and $1 million was derived from Latin America,  offset by a decrease of $6.6 million in Africa. Intercompany sales increased by approximately $5.5 million, mainly attributable to Gilat International sales to Spacenet to support the deployment of gaming sector networks.

The increase in 2011 revenues in Peru and Colombia as compared to 2010 was mainly attributable to the extension of our agreements with the Colombian Ministry of Communications for providing telephony and public data access to remote communities throughout Colombia for an additional year in the amount of approximately $21 million compared to the 2010 extension that amounted to approximately $12 million. In addition, the new contract awarded in Peru during 2011, to provide Internet access and telephony services throughout the country's rural regions valued at approximately $14.5 million was partially reflected in revenues in the second half of 2011.

Spacenet revenues increased by approximately $25 million, attributable mainly to completion of the rollout of gaming sector networks. In addition, Spacenet continues to focus and expand its Managed Network Services business supported by the April 2011 acquisition of CICAT.

Wavestream revenues in 2011 were $59.2 million compared to $4 million in 2010.  In 2010 Wavestream revenues represented only one month of operations as the acquisition was closed on November 29, 2010.

Revenues in 2011 were derived approximately 59% from equipment and 41% from services. In 2010, our revenues were derived approximately 52% from equipment and 48% from services. The increase in the equipment portion of our revenues in 2011 is mainly attributable to the full year effect of the consolidation of the operations of Wavestream and RAS, which was characterized by a high portion of revenues from equipment, along with a higher portion of equipment revenue generated by Spacenet as part of the deployment gaming sector networks.

Gross profit. The gross profit of our four reportable segments for the years ended December 31, 2011 and 2010 was as follows:

	Year Ended		Year Ended
	December 31,		December 31,
	2011	2010	2011	2010
	U.S. dollars in thousands		Percentage of revenues per segment
Gilat Worldwide
Gilat International
Equipment	55,678	53,815	45.03%	46.79%
Services	9,049	2,264	35.50%	14.36%
	64,727	56,079	43.40%	42.88%

Gilat Peru & Colombia
Equipment	1,670	(17)	28.88%	(24.64%)
Services	12,671	8,598	29.35%	24.02%
	14,341	8,581	29.30%	23.93%

Spacenet
Equipment	8,385	3,725	23.55%	20.48%
Services	11,167	10,708	16.22%	17.50%
	19,552	14,433	18.72%	18.19%

Wavestream
Equipment	20,997	653	35.45%	16.16%
	20,997	653	35.45%	16.16%

Intercompany Adjustments	2,010	108	8.91%	0.63%

Total Gross Profit	121,627	79,854	35.86%	34.27%

Our gross profit margin increased to approximately 36% in 2011 from 34% in 2010.  Our gross profit margin is affected by the regions in which we operate and the type of transactions we consummate. The improvement in our gross profit margin in 2011 is attributable mainly to the full year consolidation of Wavestream in 2011 compared to one month of operation in 2010, along with the increase in revenues in Peru and Colombia during 2011 compared to 2010, while maintaining a similar level of fixed expenses.

        The gross margin increase was partially offset by a higher amortization expense of approximately $7.1 million in 2011 compared to $1.7 million in 2010 which is attributable to the amortization of intangible assets acquired in connection with the acquisitions of Wavestream and RAS.

 Our gross profit is affected year-to-year by the mix between equipment and services, the regions in which we operate, the size of our deals and the timing in which transactions are consummated. As such, we are subject to year-to-year fluctuation in our business profits.

When reported by segments, the results of Spacenet, Peru and Colombia and Wavestream are presented based on intercompany transfer prices. The intercompany adjustments line reflects the intercompany profits that were realized in order to adjust the transfer price to our cost.

Research and development expenses.  Our research and development expenses are incurred by our Gilat International and Wavestream segments. Our research and development expenses for the years ended December 31, 2011 and 2010 were as follows:

	Year Ended			Year Ended
	December 31,			December 31,
	2011	2010	Percentage	2011	2010
	U.S. dollars in thousands		change	Percentage of revenues per segment

Gilat International
Expenses incurred	27,390	21,638	26.58%	18.36%	16.54%
Less - grants	3,375	3,249	3.88%	2.26%	2.48%
Total	24,015	18,389	30.59%	16.10%	14.06%

Wavestream -
Expenses incurred	7,686	556	1,282.37%	12.98%	13.76%
Total, net	31,701	18,945	67.33%	15.21%	14.05%

Net research and development expenses increased by approximately $12.8 million in 2011 compared to 2010. The increase in research and development expenses is mainly due to the acquisitions of Wavestream and RAS in 2010. In addition, research and development expenses increased as a result of increased spending to support our strategy to develop new products for the defense markets, to the continuing development of Ka-band technology for the consumer markets and to enhance our current product offering for other commercial markets.

Selling and marketing expenses. The selling and marketing expenses of our four reportable segments for the years ended December 31, 2011 and 2010 were as follows:

	Year Ended			Year Ended
	December 31,			December 31,
	2011	2010	Percentage	2011	2010
	U.S. dollars in thousands		change	Percentage of revenues per segment
Gilat Worldwide
Gilat International	25,741	21,800	18.08%	17.26%	16.67%
Gilat Peru & Colombia	1,917	1,273	50.59%	3.92%	3.55%
Spacenet	12,785	9,949	28.51%	12.24%	12.54%
Wavestream	6,080	374	1,525.67%	10.27%	9.23%
Total	46,523	33,396	39.31%	13.72%	14.33%

Selling and marketing expenses increased by approximately $13.1 million in, 2011, compared to 2010. This increase is mainly attributable to the consolidation of Wavestream and RAS. In addition, selling and marketing expenses were higher due to the increased variable expenses related to higher level of revenues and bookings compared to the same period in 2010. In addition, during 2011 we increased our headcount and our expenses to support our strategy of entering into new markets and strengthening our position in existing ones.

General and administrative expenses.  The general and administrative expenses of our four reportable segments for the years ended December 31, 2011 and 2010 were as follows:

	Year Ended			Year Ended
	December 31,			December 31,
	2011	2010	Percentage	2011	2010
	U.S. dollars in thousands		change	Percentage of revenues per segment
Gilat Worldwide
Gilat International	15,040	12,220	23.08%	10.08%	9.34%
Gilat Peru & Colombia	5,144	4,262	20.69%	10.51%	11.88%
Spacenet	13,496	12,854	4.99%	12.92%	16.20%
Wavestream	2,325	508	357.68%	3.93%	12.60%
Total	36,005	29,844	20.64%	10.61%	12.81%

General and administrative expenses increased by approximately $6.2 million in 2011 as compared to 2010. Out of the $6.2 million increase, $3.2 million is attributable to the consolidation of Wavestream, RAS and CICAT. In addition, in Gilat International, the increase of $2.8 million is mainly attributable to head count related expenses, legal expenses and professional services expenses incurred mainly to support our post acquisition growth activities.

                Costs related to acquisition transactions. In 2010, we completed the acquisitions of RAS and Wavestream for approximately $154 million, net of cash received. We recorded approximately $3.8 million in direct expenses related to these acquisitions including investment banker’s fees, legal and other professional expenses. In 2011, we incurred additional expenses in the amount of $256,000 related to the acquisition of CICAT.

Impairment of goodwill and restructuring costs. In 2011 we recorded $19.5 million as impairment of goodwill and restructuring costs, consisting of a $17.9 million goodwill impairment charge related to Wavestream and $1.6 million of  restructuring costs. The continuing pressure on the DoD budget along with some uncertainties as to the DoD’s future spending is reflected in the reduction of Wavestream revenues in 2011 compared to our 2011 projection as well as compared to 2010 revenues. We performed a two-step analysis of Wavestream implied carrying value in accordance with ASC 350. Under step two of the  impairment test, we recorded a $17.9 million goodwill impairment charge. In addition, at the end of 2011, we initiated a restructuring plan to improve our operating efficiency at various operating sites and to reduce our operating expenses for 2012.  As a result of this plan we recognized expenses of $1.6 million for employee contract termination costs and other related one time expenses.

Financial expenses, net.  In the year ended December 31, 2011, we had financial expenses of approximately $1.9 million compared to financial expenses of approximately $0.6 million in 2010. The increase in our financial expenses is primarily attributable to the interest expenses related to the $40 million long term loan we obtained at the end of 2010 with an interest rate of 4.77%,  our lower cash balance following the acquisitions of Wavestream and RAS and prevailing lower interest income rates.

Other income. During 2011, we recorded $8.1 million in other income. This amount is comprised mainly of: (i) the release of $3 million from an escrow account related to sale of our ownership interest in a company in which we invested in the past, which investment had been previously written-off; (ii) approximately $2.6 million to be received pursuant to a settlement agreement with a consortium of private equity investors in connection with the termination of the 2008 Merger Agreement; and (iii) income derived from an adjustment related to the Wavestream acquisition of approximately $2.5 million.

Taxes on income.  Taxes on income are dependent upon where our profits are generated, such as the location and taxation of our subsidiaries. Tax benefits in 2011 were approximately $0.3 million compared to approximately $11 thousand of taxes on income in 2010. The increase in tax benefit during 2011 was mainly attributable to: (i) a tax refund received by one of our subsidiaries in respect of previous years, (ii) deferred tax income we recorded due to temporary differences related to the amortization of intangible assets of Wavestream; and (iii) the reversal of a tax provision related to the expiration of contingencies due to the statute of limitations. These income tax benefits were offset by tax expenses with respect to our activities in Latin America.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Revenues. Revenues for the years ended December 31, 2010 and 2009 for our four reportable segments were as follows:

	Year Ended			Year Ended
	December 31,			December 31,
	2010	2009	Percentage	2010	2009
	U.S. dollars in thousands		change	Percentage of revenues

Gilat Worldwide
Gilat International
Equipment	115,024	85,730	34.16%	49.37%	37.59%
Services	15,763	23,986	(34.26)%	6.77%	10.52%
	130,787	109,716	19.21%	56.14%	48.11%
Gilat Peru & Colombia
Equipment	69	109	(36.70)%	0.03%	0.05%
Services	35,793	46,567	(23.14)%	15.36%	20.42%
	35,862	46,676	(23.17)%	15.39%	20.47%
Spacenet
Equipment	18,185	17,438	4.28%	7.80%	7.65%
Services	61,174	66,099	(7.45)%	26.26%	28.98%
	79,359	83,537	(5.00)%	34.06%	36.63%

Wavestream
Equipment	4,041			1.73%
	4,041			1.73%
Intercompany Adjustments
Equipment	(17,064)	(11,870)	43.76%	(7.32)%	(5.20)%
	(17,064)	(11,870)	43.76%	(7.32)%	(5.20)%
Total
Equipment	120,255	91,407	31.55%	51.61%	40.08%
Services	112,730	136,652	(17.50)%	48.39%	59.92%
Total	232,985	228,059	2.16%	100.00%	100.00%

Revenues in 2010 increased by approximately $5 million compared to 2009, representing an increase of 2.16%.

Gilat International revenues increased by approximately $21 million through both organic growth and acquisitions. The increase in revenues was derived mainly from an increase of approximately $6 million in Latin America, approximately $5.7 million in Europe and approximately $5 million in Africa, which increases were offset by a decrease of approximately $0.9 in North America. In addition, intercompany sales included in international revenues increased by approximately $5.2 million, mainly from sales to Spacenet to support the deployment of networks in the gaming sector.

The decrease in 2009 revenues in Peru and Colombia as compared to 2010 is attributable to our operations in Colombia. During 2009, most of our revenues in Colombia were derived from the release of approximately $24 million from a trust related to the execution of agreements with the Ministry of Communications. At the end of 2009, the Colombian Ministry of Communications extended those agreements for an additional one year for approximately $12 million, resulting in lower revenues as compared to 2009.

Wavestream revenues in 2010 represent only one month of operations as the acquisition closed on November 29, 2010.

Revenues in 2010 were derived approximately 52% from equipment and 48% from services. In 2009, our revenues were derived approximately 40% from equipment and 60% from services. The decrease in the services portion of our revenues in 2010 is mainly attributable to the lower portion of revenues derived from our operations in Colombia and in Spacenet.

Gross profit. The gross profit of our four reportable segments for the years ended December 31, 2010 and 2009 was as follows:

	Year Ended		Year Ended
	December 31,		December 31,
	2010	2009	2010	2009
	U.S. dollars in thousands		Percentage of revenues per segment

Gilat Worldwide
Gilat International
Equipment	53,815	31,715	46.79%	36.99%
Services	2,264	12,446	14.36%	51.89%
	56,079	44,161	42.88%	40.25%
Gilat Peru & Colombia
Equipment	(17)	31	(24.64)%	28.44%
Services	8,598	14,141	24.02%	30.37%
	8,581	14,172	23.93%	30.36%
Spacenet
Equipment	3,725	3,696	20.48%	21.20%
Services	10,708	9,109	17.50%	13.78%
	14,433	12,805	18.19%	15.33%

Wavestream
Equipment	653		16.16%
	653		16.16%

Intercompany Adjustments	108	(707)	0.63%	(5.96)%
Total Gross Profit	79,854	70,431	34.27%	30.88%

Our gross profit margin increased to 34.27% in the year ended December 31, 2010 from 30.88% in 2009.  The increase in our gross margin is primarily attributable to Gilat International, which increase was partially offset by a decrease in gross profit from Colombia. The gross profit in international sales increased due to the increase in our equipment revenues, which typically carry higher gross margins than our services business.

Our gross margin is affected by the regions in which we operate and the type of deals we consummate. During 2010, a higher portion of revenues were derived from regions that carry higher margins such as Eastern Europe, Africa and Latin America. The decrease in the gross margin for Peru and Colombia is primarily due to the lower level of revenues in Colombia while maintaining a similar level of fixed expenses.

Wavestream’s gross margin represents only one month of operation and cannot be used as an indication for the level of their gross margin on a yearly basis. In addition, amortization expenses of approximately $1.2 million are included in Wavestream’s cost of sales. These amortization expenses relate mainly to the purchase price allocation in respect of technology and inventory.

Our gross profit is affected year-to-year by the mix between equipment and services, the regions in which we operate, the size of our deals and the timing in which transactions are consummated. As such, we are subject to year-to-year fluctuation in our business profits.

 When reported by segments, the results of Spacenet, Peru and Colombia are presented based on intercompany transfer prices. The intercompany adjustments line reflects the intercompany profits that were realized in order to adjust the transfer price to our cost.

Research and development expenses. Our research and development expenses for the years ended December 31, 2010 and 2009 were as follows:

	Year Ended			Year Ended
	December 31,			December 31,
	2010	2009	Percentage	2010	2009
	U.S. dollars in thousands		Change	Percentage of revenues per segment

Gilat International
Expenses incurred	21,638	16,281	32.90%	16.54%	14.84%
Less - grants	3,249	2,311	40.59%	(2.48)%	(2.11)%
Total	18,389	13,970	31.63%	14.06%	12.73%
Wavestream - Expenses incurred	556			13.76%
Total , net	18,945	13,970	35.61%	14.05%	12.73%

       Net research and development expenses increased by approximately $5 million in the year ended December 31, 2010 compared to the year ended December 31, 2009. This increase is in line with our strategy and efforts to develop new products for new markets and to augment the capabilities of our current products and due to the consolidation of the operations of RAS and Wavestream for a portion of the year. The increase in our gross research and development expenses in 2010 was partially offset by a higher level of research and development grants of approximately $0.9 million due to the initiation of a new project.

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

Selling and marketing expenses increased by approximately $4.3 million in the year ended December 31, 2010 compared to the year ended December 31, 2009. This increase is primarily attributable to the higher level of sales incentives paid to our sales force related to higher bookings achieved during 2010 as compared to 2009. In addition, during 2010 we increased our headcount and expenses to support our strategy of entering into new markets and strengthening our position in existing ones.

General and administrative expenses.  The general and administrative expenses of our four reportable segments for the years ended December 31, 2010 and 2009 were as follows:

	Year Ended			Year Ended
	December 31,			December 31,
	2010	2009	Percentage	2010	2009
	U.S. dollars in thousands		change	Percentage of revenues per segment
Gilat Worldwide:
Gilat International	12,220	11,590	5.44%	9.34%	10.56%
Gilat Peru & Colombia	4,262	5,794	(26.44)%	11.88%	12.41%
Spacenet	12,854	10,603	21.23%	16.20%	12.69%
Wavestream	508			12.60%
Total	29,844	27,987	6.64%	12.81%	12.27%

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

Financial expenses, net.  In the year ended December 31, 2010, we had financial expenses of approximately $0.6 million compared to financial income of approximately $1.0 million in 2009. The decrease of $1.6 million is mainly attributable to significantly lower prevailing interest rates as well as the significant reduction in our total cash balance due to the acquisitions made during 2010.

Other income. During 2010, we recorded $37.4 million in other income. This amount is comprised of: (i) the sale of our ownership interest in a company in which we invested in the past, which investment had been previously written-off, for approximately $24.3 million; and (ii) approximately $13 million of proceeds pursuant to a settlement agreement with a consortium of private equity investors in connection with the termination of the 2008 Merger Agreement. The total settlement agreement amounted to approximately $20 million. We recorded $13 million as other income, reflecting the portion we received in cash or secured by bank guarantees; the remainder is due in equal annual payments through 2013.

Taxes on income.  Taxes on income are dependent upon where our profits are generated, such as the location and taxation of our subsidiaries. Taxes on income in 2010 were approximately $11 thousand compared to approximately $0.9 million in 2009. The decrease in taxes during 2010 was mainly attributable to: (i) a tax refund received by one of our subsidiaries in respect of previous years; (ii) deferred tax income we recorded due to temporary differences related to the amortization of intangible assets of Wavestream as part of the acquisition purchase price allocation; and (iii) the reversal of a tax provision due to the expiration of the statute of limitations. These income taxes were offset by tax expenses derived from our activities in Latin America.

Variability of Quarterly Operating Results

Our revenues and profitability may vary from quarter to quarter and in any given year, depending primarily on the sales mix of our family of products and the mix of the various components of the products (i.e. the volume of sales of remote terminals versus hub equipment), sale prices, and production costs, as well as on entering into new service contracts, the termination of existing service contracts, or different profitability levels between different service contracts. Sales of our products to a customer typically consist of numerous remote terminals and related hub equipment, SSPAs, BUCs, and low-profile antennas, which carry varying sales prices and margins.

Annual and quarterly fluctuations in our results of operations may be caused by the timing and composition of orders by our customers and the timing of our ability to recognize revenues. Our future results may also be affected by a number of factors, including our ability to continue to develop, introduce and deliver new and enhanced products on a timely basis and expand into new product offerings at competitive prices, to integrate our recent acquisitions, to anticipate effectively customer demands and to manage future inventory levels in line with anticipated demand. Our results may also be affected by currency exchange rate fluctuations and economic conditions in the geographical areas in which we operate. In addition, our revenues may vary significantly from quarter to quarter as a result of, among other factors, the timing of new product announcements and releases by our competitors and us. We cannot be certain that revenues, gross profit and net income (or loss) in any particular quarter will not vary from the preceding or comparable quarters. Our expense levels are based, in part, on expectations as to future revenues. If revenues are below expectations, operating results are likely to be adversely affected. In addition, a substantial portion of our expenses are fixed (i.e. space segment, lease payments) and adjusting expenses in the event revenues drop unexpectedly often takes considerable time. As a result, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Due to all of the foregoing factors, it is possible that in some future quarters our revenues or operating results will be below the expectations of public market analysts or investors. In such event, the market price of our shares would likely be materially adversely affected.

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

The influence on the U.S. dollar cost of our operations in Israel relates primarily to the cost of salaries in Israel, which are paid in NIS and constitute a substantial portion of our expenses in NIS. In 2011, the rate of inflation in Israel was 2.2% and the U.S. dollar appreciated in relation to the NIS at a rate of 7.7%, from NIS 3.549 per $1 on December 31, 2010 to NIS 3.821 per $1 on December 31, 2011. In the period ended December 31, 2010 inflation in Israel was 2.7% while the U.S. dollar depreciated in relation to the NIS at a rate of 6%. If future inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of such devaluation lags behind increases in inflation in Israel, our results of operations may be materially adversely affected. In 2010 and 2011, in order to limit these risks, we entered into hedging contracts to cover certain of our NIS to U.S. dollar exchange rate exposures.

Regarding the changes in the value of other foreign currencies in relation to the U.S. dollar, our monetary balances that are not linked to the U.S. dollar impacted our financial expenses during 2011 and 2010. This is due to heavy fluctuations in currencies in certain regions of Latin America in which we do business. There can be no assurance that in the future our results of operations may not be materially adversely affected by other currency fluctuations.

Effective Corporate Tax Rate

On January 1, 2003, a comprehensive tax reform took effect in Israel. Pursuant to the tax reform, resident companies are subject to Israeli income tax on their worldwide income (income accrued or derived in Israel or abroad).

        The regular corporate tax rate in Israel was 24% in 2011, compared with 25% in 2010, 26% in 2009 and 27% in 2008. On December 5, 2011, the Israeli Parliament passed the Law for Tax Burden Reform (Legislative Amendments), 2011, or the Tax Burden Law, as a result of which, corporate tax rates increased to 25% from January 1, 2012 and onwards.

The Law for the Encouragement of Capital Investments, 1959, or Investments Law, provides that a capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry, Trade and Labor of the State of Israel, be designated as an “Approved Enterprise”. An Approved Enterprise is eligible for tax benefits on taxable income derived from its approved enterprise programs.

On April 1, 2005, an amendment to the Investment Law came into effect that limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility, such as provisions generally requiring that at least 25% of their business   income will be derived from export. A facility that is approved is called a "Benefitted Enterprise." Additionally, the 2005 amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law, so that companies no longer require Investment Center approval in order to qualify for tax benefits.

We have been granted “Approved Enterprise” status under the Investment Law for nine investment programs. The period of benefits for all of these programs has expired. In addition, our company chose 2005 as the year of election in order to receive tax benefits as Benefitted Enterprise under the amendment. See “Item 10: Additional Information Israeli Taxation”.

To the extent we become profitable for Israeli tax purposes, we may therefore be eligible for a tax exemption for a limited period on undistributed Benefitted Enterprise income, and an additional subsequent period of reduced corporate tax rates (ranging between 10% and 25%, depending on the level of foreign ownership of our shares), on such undistributed Benefitted Enterprise income. Income from sources other than the “Benefitted Enterprises” during the relevant period of benefits will be taxable at the regular corporate tax rates. As of December 31, 2011, we did not generate income under the provisions of the Investment Law.

        In January 2011, new legislation that constitutes a major amendment to the Investment Law was enacted, or the 2011 Legislation. Under the 2011 Legislation, a uniform rate of corporate tax will apply to all qualified income of certain Industrial Companies, as opposed to the current law's incentives that are limited to income from Benefitted Enterprises during their benefits period. According to the 2011 Legislation, the uniform tax rate will be 10% in areas in Israel that will be designated as Development Zone A and 15% elsewhere in Israel during 2011-2012, 7% and 12.5%, respectively, in 2013-2014,  and 6% and 12%, respectively, thereafter. The profits of these Industrial Companies will be freely distributable as dividends, subject to a 15% withholding tax (or lower, under an applicable tax treaty). We are not located in a Development Zone A area.

        Under the transitory provisions of the 2011 Legislation, we may elect whether to irrevocably implement the new law, while waiving benefits provided under the current law, or rather to keep implementing the current law during the next years. Changing from the current law to the new law is permissible at any stage. We are examining the possible effect of the 2011 Legislation on our  results.

We anticipate that we will not have to pay taxes relating to the 2011 or 2012 tax years for most of our major entities due to current or carry forward tax losses. Cash outlays for income taxes in the future might be different from tax expenses, mainly due to cash tax payments for previous years that might be triggered by tax audits in the various tax jurisdictions, deferred tax expenses (income) and payments usually made in arrears for annual taxes in profitable years.

Impact of Recently Issued Accounting Pronouncements

In May 2011, the FASB issued ASU 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs”, or ASU 2011-04, which is effective for annual reporting periods beginning after December 15, 2011. This guidance amends certain accounting and disclosure requirements related to fair value measurements. Additional disclosure requirements in the update include: (1) for Level 3 fair value measurements, quantitative information about unobservable inputs used, a description of the valuation processes used by the entity, and a qualitative discussion about the sensitivity of the measurements to changes in the unobservable inputs; (2) for an entity’s use of a nonfinancial asset that is different from the asset’s highest and best use, the reason for the difference; (3) for financial instruments not measured at fair value but for which disclosure of fair value is required, the fair value hierarchy level in which the fair value measurements were determined; and (4) the disclosure of all transfers between Level 1 and Level 2 of the fair value hierarchy. We are currently evaluating ASU 2011-04 and have  not yet determined the impact that adoption will have on our consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income”, or ASU 2011-05, which is effective for annual reporting periods beginning after December 15, 2011. Accordingly, the Company will adopt ASU 2011-05 on January 1, 2012. This guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. In addition, items of other comprehensive income that are reclassified to profit or loss are required to be presented separately on the face of the financial statements. This guidance is intended to increase the prominence of other comprehensive income in financial statements by requiring that such amounts be presented either in a single continuous statement of income and comprehensive income or separately in consecutive statements of income and comprehensive income. We are currently evaluating ASU 2011-05 and have not yet elected how to present the other comprehensive income on our consolidated financial statements.

In September 2011, the FASB amended the guidance on the annual testing of goodwill for impairment. The amended guidance will allow companies to assess qualitative factors to determine if it is more likely than not that goodwill might be impaired and whether it is necessary to perform the two-step goodwill impairment test required under current accounting standards. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, with early adoption permitted. The adoption of this guidance is not expected to have a material impact on our financial statements.

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

As of December 31, 2011, we had cash and cash equivalents of $ 56.2 million, short-term and long-term restricted cash of $ 9.1 million, short-term restricted cash held in trustees' accounts of $ 1.5 million and short term bank credit of $3 million.  As of December 31, 2010, we had cash and cash equivalents of $ 57.2 million, short-term and long-term restricted cash of $ 8.4 million, short-term restricted cash held in trustees' accounts of $1.0 million and short term bank credit of $2.1 million.

We believe that our working capital is sufficient for our present requirements.

As of December 31, 2011, our total debt was approximately $59.5 million, comprised of long-term loans of $ 40.4 million and current maturities of long-term loans and convertible notes of $ 19.1 million.

The long term loans are primarily compromised of a loan we received in December 2010 in the amount of $40 million from First International Bank of Israel, which bears interest of 4.77%. Under the provisions of that loan, we undertook to satisfy two material covenants: free cash of $15 million and a net debt to EBITDA ratio of 3.5. We believe that as of December 31, 2011 we are in compliance with these two covenants.

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

The following table summarizes our cash flows for the periods presented:

	December 31,
	2011	2010	2009
	US Dollars in thousands
Net cash provided by (used in) operating activities	8,597	12,934	(167)
Net cash provided by (used in) investing activities	(7,965)	(108,222)	59,150
Net cash provided by (used in) financing activities	(1,191)	29,845	(11,009)
Effect of exchange rate changes on cash and cash equivalents	(448)	9	782
Net increase (decrease) in cash and cash equivalents	(1,007)	(65,434)	48,756
Cash and cash equivalents at beginning of the period	57,238	122,672	73,916
Cash and cash equivalents at end of the period	56,231	57,238	122,672

Our cash and cash equivalents decreased by approximately $1 million during the year ended December 31, 2011 as a result of the following:

Operating activities. Cash provided by our operating activities was approximately $8.6 million in 2011 compared to $12.9 million in 2010. The decrease of $4.3 million is mainly attributable to the effect of working capital requirements. While revenues increased during 2011 compared to 2010, our working capital requirements increased as well, mainly in Spacenet in connection with a capital lease transactions for the gaming sector that was booked at the end of 2010 and the beginning of 2011. In addition during 2011 we received approximately $2.6 million related to our settlement agreement with a consortium of private equity investors in connection with the termination of the 2008 Merger Agreement compared to $11 million received in 2010.

Investing activities. Cash used in investing activities was approximately $8 million, mainly attributable to our purchase of $9 million of property and equipment and to our acquisition of CICAT for $1.9 million, net of cash received. This amount was offset by $3 million derived from the proceeds related to the sale of our ownership interest in a company that we had invested in the past.

Financing activities. Cash used in financing activities was approximately $1.2 million, primarily from repayment of convertible loan and long term loan totaling $2.1 million, offset by an approximately $0.9 million increase in short term bank credit.

Our cash and cash equivalents decreased by approximately $65.4 million during the year ended December 31, 2010 as a result of the following:

Operating activities. Cash provided by operating activities was approximately $12.9 million in 2010 compared to cash used in operating activities of approximately $0.2 million in 2009. The improvement in our operating cash flow during 2010 was mainly attributable to other income of approximately $13 million, out of which $11 million was received in cash, derived from our settlement agreement with a consortium of private equity investors in connection with the termination of the 2008 Merger Agreement.

Investing activities. Cash used in investing activities was approximately $108.2 million, mainly attributable to our acquisitions of both RAS and Wavestream, for approximately $154 million, net of cash received. This amount was offset by $24.3 million derived from the sale of our ownership interest in a company in which we invested in the past, which investment had been previously written-off, and from net proceeds of-held-to-maturity marketable securities and short term deposits of approximately $32 million.

Financing activities. Cash provided by financing activities was approximately $29.8 million, primarily from the proceeds of a long term bank loan of $40 million repayable over 10 years, offset by repayment of a long term loan and convertible notes and short term bank credit of $10.2 million.

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

Following the acquisition of RAS and Wavestream, our research and development activities have expanded to include facilities in Bulgaria, San Dimas, California and Singapore.  The Bulgarian center is dedicated to developments related to our Satcom-On-The-Move antennas and Wavestream’s facilities are focused on the continuing design and development for SSPAs. We also conduct activities at our facilities in Moldova to support our research and development efforts.

We devoted significant research and development resources in 2011, 2010 and 2009 to the development of our SkyEdge family of products. We develop our own network software and software for our VSATs. Our resources in 2011 were also used for the newly acquired family of products from Raysat and Wavestream as well as for our Ka-band VSAT products.

Our software and our internally developed hardware are proprietary and we have implemented protective measures both of a legal and practical nature. We have obtained and registered patents in the United States and in various other countries in which we offer our products and services. We rely upon the copyright laws to protect against unauthorized copying of the object code of our software and upon copyright and trade secret laws for the protection of the source code of our software. We derive additional protection for our software by generally licensing only the object code to customers and keeping the source code confidential. In addition, we enter into confidentiality agreements with our customers and other business partners to protect our software technology and trade secrets. We have also made copyright, trademark and service mark registrations in the United States and abroad for additional protection of our intellectual property. Despite all of these measures, it is possible that competitors could copy certain aspects of our technology or obtain information that we regard as a trade secret in violation of our legal rights.

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

   The following table sets forth, for the years indicated, our gross research and development expenditures, the portion of such expenditures which was funded by non-royalty bearing grants and the net cost of our research and development activities:

	Years
	2011	2010	2009
	(U.S. dollars in thousands)
Gross research and development costs .	35,076	22,194	16,281
Less:
Non-royalty-bearing grants	3,375	3,249	2,311

Research and development costs - net .	31,701	18,945	13,970

D.	Trend Information

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

As of December 31, 2011, the aggregate amount of bank guarantees outstanding to secure our various performance obligations was approximately $ 9.3 million, including an aggregate of approximately $ 5.1 million on behalf of our subsidiary in Peru. We have restricted cash of approximately $1.1 million as collateral for these guarantees.

In order to guarantee our performance obligations for our Colombian activities, we purchased insurance from a local insurance company in Colombia. We have provided the insurance company with various corporate guarantees, guaranteeing our performance and our employee salary and benefit costs in excess of approximately $37.7 million and $8.6 million, respectively.

In addition, we have provided bank guarantees of approximately $ 4.2 million for certain office leases world-wide and have restricted cash of approximately $ 4.2 million as collateral for these guarantees.

We also provided approximately $3.5 million of other guarantees of as of December 31, 2011 and have restricted cash of approximately $ 3.4 million as collateral for these guarantees.

F.            Tabular Disclosure of Contractual Obligations

The following table summarizes our minimum contractual obligations as of December 31, 2011 and the effect we expect them to have on our liquidity and cash flow in future periods:

Contractual Obligations	Payments due by period (in U.S dollars inthousands)
	Total	2012	2013-2014	2015-2016	2017 and after
Short term bank credit	2,971	2,971	-	-	-
Long-term loans *	45,071	4,718	9,303	9,276	21,774
Convertible subordinated notes	14,374	14,374	-	-	-
Accrued interest related to restructured debt	575	575	-	-	-
Capital lease obligations	805	805	-	-	-
Operating lease (mainly space segment)	92,666	34,243	34,708	23,375	340
Other long-term debt	4,970	250	4,470	250	-
Total contractual cash obligations	161,432	57,936	48,481	32,901	22,114

(*) Future interest payments are not included due to variability in interest rates.

ITEM 6:                 DIRECTORS AND SENIOR MANAGEMENT

A.            Directors and Senior Management

The following table sets forth the name, age, position(s) and a brief account of the business experience of each of the directors and executive officers:

Name	Age	Position(s)
Amiram Levinberg	56	Chairman of the Board of Directors
Erez Antebi	52	Chief Executive Officer
Orna Balderman	44	Vice President, Human Resources
Gai Berkovich	43	Vice President, Research and Development
Joann R. Blasberg*	59	Vice President, General Counsel and Corporate Secretary
Doron Elinav	46	Vice President, Ka-band Strategic Projects
Assaf Eyal	51	Vice President, Commercial Satcom
Danny Fridman	52	Vice President, Commercial Satcom Division
Yossi Gal	51	Vice President, Sales Operations & Information Technologies
Glenn Katz	49	President and Chief Executive Officer, Spacenet Inc.
David Leichner	49	Vice President, of Corporate Marketing
Alon Levy**	38	Vice President, General Counsel and Corporate Secretary
Yaniv Reinhold	42	Chief Financial Officer
Yair Shahrabany	43	Vice President, Global Operations & Customer Services
Moshe (Chico) Tamir	47	Vice President, Defense Satcom

Haim Benyamini(1)(2)(3)	73	External Director
Jeremy Blank	33	Director
Gilead Halevy	45	Director
Ehud Ganani(3)	60	Director
Leora Meridor(1)(2)(3)	64	External Director
Karen Sarid(1)(2)(3)	61	Director
Izhak Tamir(1)	58	Director

* Ms. Blasberg resigned effective April 1, 2012.
** Mr. Levy assumed the position of Vice President, General Counsel and Corporate.

(1)           Member of our Audit Committee.
(2)           Member of Compensation and Stock Option Committee.
(3)           Member of Nominating Committee.

Amiram Levinberg co-founded our company and served as a member of our board of directors since our inception and until April 2004. Since July 18, 2005, Mr. Levinberg has served as our Chairman of the Board and until December 31, 2011 as our Chief Executive Officer. From July 1995 and until April 15, 2003, he served as our President.  Until 2002, Mr. Levinberg also served as our Chief Operations Officer. From 1987 and until July 1995, Mr. Levinberg served as our Vice President of Engineering. From 1977 to 1987, Mr. Levinberg served in a research and development unit of the Israel Defense Forces, where he managed a large research and development project.  Mr. Levinberg was awarded the Israel Defense Award in 1988.Mr. Levinberg also serves on the board of directors of Orckit Communications Ltd., a company traded on the NASDAQ Global Market, Cardboard Industries and Kargal, a manufacturer in Israel of cardboard and other packaging material.  Mr. Levinberg holds a B.Sc. degree in Electrical Engineering and Electronics and a M.Sc. degree in Digital Communications, both from the Technion - Israel Institute of Technology in Haifa.

Erez Antebi has served as our Chief Executive Officer since January 1, 2012.  From April 2010 through 2011, Mr. Antebi was an Executive Advisor to senior management after serving from June 2005 until April 2010,  as the CEO for Gilat Network Systems, then the equipment sales division of our company. Mr. Antebi  also served as the CEO of Spacenet Rural Communications from February  2008 until April 2010.  Mr. Antebi served as our Chief Operating Officer from October 2002 until September 2003.  He was CEO of Clariton Networks Ltd. from October 2003 until April 2005.  Prior to that, from January 1998 to October 2002, Mr. Antebi served as our Vice President, General Manager for Asia, Africa and Pacific Rim.  From September 1994 until the beginning of 1998, Mr. Antebi  served in the U.S. as Vice President and General Manager of Gilat Satellite Networks Inc.  From August 1993 until August 1994, he served as Vice President of Engineering and Program Management of Gilat Satellite Networks Inc., having first joined our company in May 1991 as product  manager for the Skystar Advantage VSAT product.  Prior to joining us, Mr. Antebi served from 1987 to 1989 as marketing manager for high frequency radio communications for Tadiran Limited, a defense electronics and telecommunications company, and as a radar systems development engineer at Rafael, the research and development and manufacturing arm of the Israel Defense Forces, from 1981 to 1987.  Mr. Antebi worked for a private importing business from 1989 to 1991.  Mr. Antebi holds a B.Sc.(summa cum laude) and an M.Sc. Electrical Engineering from the Technion - Israel Institute of Technology.

Orna Balderman has served as our Vice President, Human Resources since December 2010.  Prior to joining Gilat, Ms Balderman served Vice President, Human Resources at Discretix Ltd. from 2008 to 2009 and was Vice President, Human Resources at Trivnet Ltd. from 2006 through 2008.  From 1998 until 2006, Ms. Balderman held various senior positions at Comverse Ltd., having last served there as Associate Vice President, Human Resources. From 1995 to 1998, Ms. Balderman served as the Training and Organizational Development Manager in the operations division at Teva Pharmaceutical Industries Ltd. Ms. Balderman holds a B.A. in Sociology & Film and an executive MBA from the Recanati Faculty of Management, both from Tel Aviv University.

Gai Berkovich has served as our Vice President, Research and Development since April 2009.  Prior to joining Gilat, from 2007 to 2009, Mr. Berkovich served as Vice President, Research and Development for Intercast Networks Ltd.  Mr. Berkovich held various positions at Verint Systems Ltd. from 1997 to 2007, having served there as Vice President, Product Development and Delivery from 2006 to 2007, as Director of Research and Development from 2000 to the end of 2005, and as development and team leader. Mr. Berkovich holds an MBA from the Interdisciplinary Center of Herzeliya, and a BSc. in Computer Science from the Technion - Israel Institute of Technology.

Joann R. Blasberg served as our Vice President, General Counsel and Corporate Secretary from November 2010 until her resignation effective April 1, 2012. Ms. Blasberg had re-joined Gilat in 2010, having served in that position from 1995 through 2001. Prior to joining Gilat in November 2010, Ms. Blasberg was Of Counsel at the law firm of Amit, Pollak, Matalon & Co. in Tel Aviv, from 2007.  From December 2001 to April 2005, she served as General Counsel to Impulse Dynamics Ltd. Prior to joining Gilat in 1995, from 1987 to 1995, Ms. Blasberg was an associate and then a partner at Kleinhendler & Halevy (currently Gross Kleinhendler Hodak Berkman & Co.) in Tel Aviv. Before immigrating to Israel in 1986, Ms. Blasberg had been an associate in two New York law firms (Siff&Rosen and Kronish Leib Weiner & Hellman) between 1982 and 1986 and had served as Principal Law Clerk to the Chief Judge of the New York State Court of Appeals from 1979 to August 1982. Ms. Blasberg holds a J.D. from Brooklyn Law School (summa cum laude) and a BA in sociology from Queens College in New York.

Doron Elinav has served as our Vice President, Ka-band Strategic Projects since March 2012.  From March 2008 to February 2012, Mr. Elinav was Vice President, Marketing and Business Development and from 2005 to March 2008 he was Director of Strategic Marketing.  Prior to joining Gilat, Mr. Elinav held various senior marketing positions in the hi-tech industry, including as Project Manager, New Technologies from 2003 to 2005 at  Flash Networks Ltd., as Product Manager and Director of Product Marketing from 2001 to 2003 at Communications Systems Ltd.  (Comsys), as Product Manager from 1998 to 2000 Radcom Ltd. and as Product Manager from 1995 to 1998 at Eltek Ltd.  Mr. Elinav holds a BSc. in Industrial Engineering from Tel Aviv University.

Assaf Eyal has served as our Vice President, Commercial Satcom Division since March 2012.  Prior to joining Gilat, Mr. Eyal was the President and CEO of Ultrashape Ltd. from August 2008 through December 2011 and continued as a Director of Ultrashape until it was sold to Syneron Medical in February 2012.  Mr. Eyal served as Executive Vice President at NUR Macroprinters Ltd from May 2006 to March 2008, when NUR was sold to HP.  Prior to that, Mr. Eyal  served as Co-President of the Display Division of Orbotech Ltd. from 2001 to 2006 and from 1998 to 2001, he managed the Display Division from Orbotech’s Asian headquarters in Hong Kong. In his earlier years with Orbotech, from 1989 through 1998, he served in various management positions in the United States and in Israel.  Mr. Eyal holds a B.Sc degree in Material Engineering from from Ben Gurion University and an M.Sc in Management from Lesley College in Boston, Massachusetts.

Danny Fridman has served as our CEO Gilat Peru & Colombia since April 2011. He joined Gilat in 2006, and served as the company’s Corporate Internal Auditor until April 2011. Prior to joining Gilat, Mr Fridman worked for Bezeq, the Israeli Telecommunication Corporation, as Corporate Internal Auditor from 2002 through until 2006 and from 1984 until 2002 in various senior positions in the Internal Audit Department. Mr Fridman is a graduate Public Accountant from the Hebrew University of Jerusalem, CIA (Certified Internal Auditor, US), CISA (Certified in Information Systems and Control, US) and CRISC (Certified in Risks Control). He also holds a Masters Degree in Economics and Statistics from the Hebrew University of Jerusalem.

Yossi Gal has served as our Vice President, Sales Operations & Information Technologies since April 2011, having served as Vice President, System Integration & Information Technology since May 2009. Mr. Gal previously served as Vice President, Research and Development for Gilat Network Systems, then the equipment sales division of our company, from December 2003 to May 2009.  He was Vice President, Engineering and Operations for StarBand Communications Inc., now a wholly owned subsidiary of Spacenet, from May 2002 to January 2004.  Mr. Gal first joined Gilat in 1995 as the Director of Development for Communications Software.  Prior to joining Gilat, Mr. Gal managed data communications development projects at Adacom Group in Israel from 1987 through 1994. Mr. Gal holds a BS (summa cum laude) in Computer Engineering from the Technion - Israel Institute of Technology, Haifa.

Glenn Katz has served as the Chief Executive Officer of Spacenet Inc. since January 2012. Mr. Katz had been Spacenet's President and COO from April 2005 through December 2011.  From November 2004 until joining Spacenet, Mr. Katz served as the Interim CEO and CIO of StarBand Communications Inc., now a wholly owned subsidiary of Spacenet,  Prior to joining StarBand, Mr. Katz held several executive roles in the Gilat organization, serving as corporate VP of Customer Services from 2002 to 2004,  as Chief Technical Officer and VP of Operations of a Gilat subsidiary for Latin America from 2000 to 2002 and as VP of Product Development of another subsidiary from 1997 to 2000.  Mr. Katz worked at Gilat as an R&D engineer from 1993 through 1997.  Mr. Katz worked with Digital Transmission Systems and Scientific Atlanta, serving as a design and development engineer in both companies from 1987 to 1983. Mr. Katz holds undergraduate and graduate degrees in Electrical Engineering from the Georgia Institute of Technology in Atlanta, Georgia.

David Leichner has served as our Vice President, of Corporate Marketing since March 2012.  Prior to joining Gilat, Mr. Leichner served as the Vice President, Sales and Business Development at Dynasec from December 2010 to September 2011.  From August 2009 to October 2010, he was CEO of SafePeak Technologies.  Prior to that, from November 2006 to March 2009, he served as Chief Marketing Officer at BluePhoenix Solutions and from 2004 to 2006 as Vice President of Marketing at Unipier Mobile Ltd.  Mr. Leichner was employed by Magic Software Enterprises during the periods 1994 through August 1997 and September 1998 through 2004, having last served there in the position of Vice President for Worldwide Marketing. Mr. Leichner has been a member of the global board of the Israeli Mobile and Communication Association since 2005. He holds a BA in Computer Information Systems and an MBA in International Business from the City University of New York.

Alon Levy has been appointed to serve as our Vice President, General Counsel and Corporate Secretary effective April 1, 2012. Mr. Levy previously held the position of Associate General Counsel of Corporate Affairs, from April 2011 until April 2012, after serving as Legal Counsel when he joined Gilat in 2006. Prior to joining Gilat, from March 2002 to October 2004, Mr. Levy worked as an associate at the law firm of E.S. Shimron, I. Molho, Persky & Co., where he also completed his legal internship.  From October 2004 until November 2006, he was in-house attorney for HOT Communications Systems Ltd. Mr. Levy holds an LLB law degree from the Faculty of Law at the Hebrew University in Jerusalem, and is a member of the Israeli Bar Association.

Yaniv Reinhold has served as our Chief Financial Officer since March 2012 and has been Vice President Finance  since September 2010.  From July 2008 until September 2010, Mr. Reinhold served as VP Financial Planning and Treasury, having been Associate Vice President,Financial Planning and Treasury from May 2005 until 2008.  Prior to that,  Mr. Reinhold was Chief of Staff to the then CEO from September 2003 through May 2005.  He joined Gilat in 1999, and was in sales and then in business development until 2003.  Prior to joining Gilat, he was an economist with Tadiran Communications from 1997 through 1999 and from 1996 through 1997, he was Assistant to the CFO of Applitec. Mr. Reinhold holds a B.A. degree in Economics and a Masters in Business Administration, both from Tel Aviv University.

Yair Shahrabanyy has served as our Vice President, Global Operations & Customer Services since January 2011, having been Vice President, Customer Services since January 2007.  From January 2008 through April 2011, Mr. Shahrabany also served as CEO Spacenet Rural Peru for three years.  From November 2002 to December 2006 he held the position first as Director and then as Associate Vice President of Program Management and Professional Services.  In parallel, during 2003 through mid-2006, he was Director of Sales, Africa.  Mr. Shahrabany joined Gilat in November 1998 as project manager.  Mr. Shahrabany holds a BA in Economics and Logistics from Bar Ilan University, Israel.

Moshe (Chico) Tamir has served as our Vice President, Defense Satcom Division since March  2012, having first joined Gilat in January 2011 as Vice President, Defense and Homeland Security.  Prior to joining Gilat, Between 1981 and 2009, Mr. Tamir served in the Israeli Defense Forces (or IDF)  including in senior command positions:  He was Division Commander from 2006 through 2009; General Command Chief of Staff from 2004 to 2006; and Golani Brigade Commander from 2001 through 2003. Mr. Tamir currently holds the rank of Brigadier General (reserve).

Haim Benyamini has served on our board of directors as an external director (within the meaning of the Israeli Companies Law) since February 2005. Mr. Benyamini currently also serves on the board of directors of Orbotech Ltd. (NASDAQ: ORBK). Mr. Benyamini served as an advisor to the chief executive officer, board and management of Teva Pharmaceutical Industries Ltd., or Teva, from January 2005 until January 2009. Mr. Benyamini served as the Corporate Vice President of Human Resources of Teva from 1988 until December 31, 2004. From 1982 to 1988, Mr. Benyamini served as the Corporate Vice President of Human Resources at Scitex Corporation. Mr. Benyamini served as a guest lecturer at Tel Aviv University from 1997 to 2003 as part of the Masters of Arts program in Labor Studies. Mr. Benyamini holds a M.A. degree in Organizational Behavior from the University of Chicago and a B.A degree in Social Sciences, Sociology and Political Science from the Hebrew University of Jerusalem. Mr. Benyamini is a Brigadier General (Ret) in the Israel Defense Forces and served in various command staff and training roles from 1957 until 1982.

           Jeremy Blank has served on our board of directors since July 2005. Mr. Blank is a partner and senior managing director within York Capital Management or York.  Mr. Blank joined York in March 2005. York is a private investment fund based in New York with approximately $16 billion in assets under management.  York was founded in 1991 and specializes in value oriented and event driven equity and credit investments.  During the years 1999 through the beginning of 2005, Mr. Blank worked as a vice president within Morgan Stanley’s fixed income department and earlier in his career in Morgan Stanley’s mergers and acquisitions department.  Mr. Blank Mr. Blank graduated from Yeshiva University in New York City with a Bachelor’s degree in Finance.

Gilead Halevy has served on our board of directors since January 2011. Mr. Halevy is a founding member and general partner of KCPS Private Equity, a leading Israeli private equity fund.  Mr. Halevy is a member of the fund's investment committee.  Prior to establishing KCPS Private Equity in January 2006, Mr. Halevy was a Director at Giza Venture Capital from April 2001 to January 2006, where he led investments in communications and information technology companies, and directed Giza's European business activities. Previously, from 1998 to 2001, Mr. Halevy practiced law at White & Case LLP, where he advised in connection with mergers and acquisitions in the Telecom Media and Technology group. Mr. Halevy was also a founding member of the White & Case Israel practice group during that time. From 1993 to 1998, he was a senior associate with Zellermayer & Pelossof, one of Israel's leading commercial law firms, where he advised in connection with public securities, cross-border mergers and acquisitions and private equity transactions. Mr. Halevy currently serves as Chairman at Brand Industries Ltd. (TASE: BRND), Chairman at Hatehof Ltd., and Vice Chairman of the Marina Galil Group.  Mr. Halevy holds an LL.B. (magna cum laude) and B.A. in Humanities (interdisciplinary course for exceptional students), both from the Hebrew University.

Dr. Ehud Ganani has served on our board of directors since July 2005. Between January  2008 and January 2011, Dr. Ganani served as as the chief executive officer and president of Rabintex Industries Ltd. (TASE:RBNT).   Since July 2011, Dr. Ganani is a member of The Spectrum Group, a consulting firm in Virginia with a focus on military and homeland security.  Dr. Ganani was chairman of the board of TraceGuard Technologies Inc. (OTCBB:TCGD), a company involved in explosive detection equipment for airports and other security facilities and he served as the chief executive officer of TraceGuard between 2006 and 2008. He was the chairman of the board of Bird Aerosystems Ltd., a private company that develops and supplies anti-missile protection systems for helicopters and fixed wing military and civilian aircrafts, between 2007 and 2010. He has been the chairman of the public committee for Aerospace & Defense & HLS in the Israeli Export Institute since 2005. He served as the Chief Executive Officer of Israel Military Industries from 2002-2005. Prior to that, he served in various senior positions in Rafael Armament Development Authority, the last of which was as Vice President of Marketing and Business Development from 1997-2002. Dr. Ganani headed the rocket motors development group in Rafael between 1986 to 2001. He also served as a visiting professor of Chemical Engineering at UC Davis, CA (1984-1985). Dr. Ganani holds a Doctorate of Science in chemical engineering from Washington University, St. Louis, MO (1984) and a Bachelor of Science in Chemical Engineering from the Technion – Israel Institute of Technology in Haifa, Israel (1973).

Dr. Leora (Rubin) Meridor has served on our board of directors as an external director (within the meaning of the Israeli Companies Law) since August 2005.  Dr. Meridor currently is a business and financial consultant to several companies and serves on the board of directors of Osem Investment Ltd. and Alrov (Israel) Ltd.  Between 2001 and 2004, Dr. Meridor served as chair of the board of directors of Poalim Capital Markets Ltd. and between 2001 and 2005, as chair of the boards of directors of Bezeq International Ltd. and Walla! Communications Ltd.  Between 1996 and 2000, Dr. Meridor served as Senior Vice President, Head of Credit and Risk Management Division of the First International Bank. From 1992 to 1996, Dr. Meridor served as Head of Research at the Bank of Israel. Dr. Meridor has a Ph.D in Economics, an M.Sc degree in Mathematics and B.Sc. degree in Mathematics and Physics, all from the Hebrew University of Jerusalem. Dr. Meridor studies include a post doctoral year at Massachusetts Institute of Technology

Karen Sarid has served on our board of directors since July, 2005.  Ms. Sarid has served as President of Almalasers Ltd. since January 2012.  She previously served from May 2009 until October 2010 as the President and General Manager of Syneron Medical Ltd., a leading aesthetic device company.  Immediately prior to May 2009, Ms. Sarid served as the chief operating officer and chief financial officer of Galil Medical Ltd. and as the general manager of Galil Israel from 2007.  Galil Medical is a medical device company that develops a cryotherapy platform. Ms. Sarid served as a General Manager of Orex Computed Radiography Ltd., a Kodak Company focusing on advanced radiography systems for the digital x-ray market from September 2000 until 2007. From September 1999 until September 2000, Ms. Sarid served as Chief Financial Officer and a member of the Board of Directors of Forsoft Ltd., a software solutions provider and a subsidiary of the Formula Group. From 1996 until August 1999, Ms. Sarid was Chief Financial Officer and a member of the Board of Directors of ESC Medical Systems Ltd., a medical laser manufacturer. She was Chief Financial Officer of LanOptics Ltd., now known as EZchip Semiconductor Ltd.  (NASDAQ: EZCH) from 1993 through 1996. Ms. Sarid currently serves as a director of EZchip. Ms Sarid also serves as a director of Oridion Systems Ltd. Ms. Sarid received a B.A. in Economics and Accounting from Haifa University, and was awarded the CFO of the Year award in 1998 by the Association of Chief Financial Officers in Israel.

Izhak Tamir has served on our board of directors since July 2005. Mr. Tamir, a co-founder of Orckit, has been President and a Director of Orckit since its founding in 1990.  Mr. Tamir  served as Chairman of the Board of Orckit from July 2008 to 2011.  Mr. Tamir served as a Director of Scopus Video Networks from 2005 until 2007. From 1987 until 1989, Mr. Tamir was employed by Comstream Inc. in San Diego, California.  From 1985 until 1987, he was vice president of A.T. Communication Channels Ltd., a subsidiary of Bezeq - The Israel Telecommunication Corporation Ltd.  From 1978 to 1985, he was a senior engineer in the Israeli Government.  Mr. Tamir holds an engineering degree from the Technion – Israel Institute of Technology and an M.B.A. from Tel Aviv University. Mr. Tamir has been chairman of the board of directors of Tikcro Technologies Ltd. since January 2000 and its chief executive officer from August 2003 until December 2007.

B.           Compensation of Directors and Officers

               The following table sets forth the aggregate compensation paid to or accrued on behalf of all of our directors and officers as a group for the year ended December 31, 2011:

	Salaries, Fees, Directors' Fees, Commissions and Bonuses(1)	Pension, Retirement and Similar Benefits
All directors and officers as a group (25 persons) (2)	$4,491,336	$801,131

(1)	Includes bonuses and stock option compensation accrued in 2011.
(2)	Includes 4 four officers that ceased to hold officer positions during 2011.

       In accordance with the approval of our shareholders, directors who are not employees (excluding the current chairman of our Board) are entitled to receive annual compensation of NIS80,000 (currently equivalent to approximately $21,000), and an additional NIS 1,600 (currently equivalent to approximately $450) for each board or committee meeting attended, provided that the board member is a member of such committee.  In addition, board members are compensated for telephone participation in board and committee meetings in an amount of 60% of what would be received for physical attendance. All the above amounts are subject to adjustment for changes in the Israeli consumer price index after December 2007 and changes in the amounts payable pursuant to Israeli law from time to time.

Each of our current directors was granted options to purchase 20,000 ordinary shares upon commencement of his or her term as director and at an exercise price equal to the fair market value of the shares on the date of the grant.  In addition, at our December 30, 2008 annual general meeting, our shareholders approved a one-time grant to each director then in office of options to purchase 50,000 shares, which vest ratably, each quarter, over a three-year period.  The exercise price of the options is $4.00 per share.  At the annual general meeting on December 29, 2011, our shareholders approved another one-time grant to each director then in office of options to purchase 50,000 shares, which vest ratably, each quarter, over a three-year period.  The exercise price of the options is $4.5425  per share.

As of December 31, 2011, our directors and executive officers as a group, consisting of 21 persons, held options to purchase an aggregate of 3,137,175 ordinary shares, having exercise prices ranging from $3.88 to $79.00.  Generally, the options to directors vest over a three-year period.  The options will expire between 2012 and 2017.  In addition, as of December 31, 2011, our directors and executive officers as a group (21 persons), held 318,563 RSUs and received 366,437 ordinary shares through vested RSUs.  All of such options and RSUs were awarded under our stock option plans described below. See Item 6E. “Directors, Senior Management and Employees - Share Ownership - Stock Option Plans.”

C.           Board Practices

Election of Directors

Our Articles of Association provide that our board of directors shall consist of not less than five and not more than nine directors as shall be determined from time to time by a majority vote at the general meeting of our shareholders. On January 31, 2011, our shareholders resolved to increase the size of our Board of Directors to eight members, including two external directors.

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

Currently, no shareholder beneficially holding 14% or more of our issued and outstanding ordinary shares has exercised its right to appoint a director.

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

The term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and services as an office holder. The term “controlling shareholder” is defined as a shareholder who has the ability to direct the activities of a company, other than if this power derives solely from the shareholder’s position on the board of directors or any other position with the company. The definition also includes shareholders that hold 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company.

In addition, an individual may not be appointed as an External Director in a company that does not have a controlling shareholder, in the event that he has affiliation, at the time of his appointment, to the chairman, chief executive officer, a 5% shareholder or the chief financial officer. An individual may not be appointed as an External Director if his relative, partner, employer, supervisor, or an entity he controls, has other than negligible business or professional relations with any of the persons with which the External Director himself may not be affiliated.

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

A person is qualified to serve as an external director only if he or she has “accounting and financial expertise” or “professional qualifications,” as such terms are defined under regulations promulgated under the Israeli Companies Law.  At least one external director must have “accounting and financial expertise.”  Dr. Leora Meridor, a member of our Audit Committee, is an external director who has accounting and financial expertise.

External directors serve for an initial three-year term, The initial three-year term of service can be extended, at the election of a company subject to certain conditions, by two additional three-year terms. External Directors will be elected by a majority vote at a shareholders’ meeting, provided that either the majority of shares voted at the meeting, including at least one-half of the shares held by non-controlling shareholders voted at the meeting, vote in favor; or the total number of shares held by non-controlling shareholders voted against does not exceed two percent of the aggregate voting rights in the company.

External Directors may be re-elected for additional terms by means of one of the following mechanisms: (i) the board of directors proposed the nominee and his appointment was approved by the shareholders in the manner required to appoint external directors for their initial term, or (ii) a shareholder holding 1% or more of the voting rights proposed the nominee, and the nominee is approved by a majority of the votes cast by the shareholders of the company, excluding the votes of controlling shareholders and those who have a personal interest in the matter as a result of their relations with the controlling shareholders, provided that, the aggregate votes cast by shareholders who are not controlling shareholders and do not have a personal interest in the matter as a result of their relations with the controlling shareholders in favor of the nominee constitute more than 2% of the voting rights in the company.

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

Our board of directors currently has two external directors under Israeli law: (i) Dr. Leora Meridor, who was initially elected to serve as an external director at our special general meeting of shareholders held on August 30, 2005 and was reelected for additional three year periods at our annual general meeting of shareholders held on December 30, 2008 and at our annual general meeting of shareholders held on December 29, 2011; (ii); Mr. Haim Benyamini who was initially elected to serve as an external director at our special general meeting of shareholders held on February 10, 2005 and was reelected for additional three year periods at our special general meeting of shareholders held on May 28, 2008 and at our 2010 annual general meeting of shareholders held on January 31, 2011.

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

Committees of the Board of Directors

Our Articles of Association provide that the Board of Directors may delegate all of its powers to committees of the board of directors as it deems appropriate, subject to the provisions of applicable law.

Audit Committee. Under the Israeli Companies Law, publicly traded companies must establish an audit committee. The audit committee must consist of at least three members, and must include all of the company's external directors. A majority of an audit committee must be comprised of “independent directors” (as such term is defined in the Companies Law). The chairman of the board of directors, any director employed by the company or providing services to the company on a regular basis, any controlling shareholder and any relative of a controlling shareholder may not be a member of the audit committee.  An audit committee may not approve an action or a transaction with an officer or director, a transaction in which an officer or director has a personal interest, a transaction with a controlling shareholder and certain other transactions specified in the Companies Law, unless at the time of approval two external directors are serving as members of the audit committee and at least one of the external directors was present at the meeting in which an approval was granted.

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

Our Audit Committee assists our Board of Directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, compensation of our executive officers, our independent registered public accountants’ qualifications, independence and compensation, the performance of our internal audit function and independent registered public accountants, finding  defects in the business management of our company and proposing to our Board of Directors ways to correct such defects, determine whether certain related party actions and transactions are "material" or "extraordinary" in connection with their approval procedures,  approve related-party transactions as required by Israeli law, establish whistle blower procedures (including in respect of the protections afforded to whistle blowers) and such other duties as may be directed by our Board of Directors.  The Audit Committee may consult from time to time with our independent auditors and internal auditor with respect to matters involving financial reporting and internal accounting controls.

We have elected to follow Israeli law instead of NASDAQ rules with respect to the composition of our Audit Committee. Our Audit Committee consists of Mr. Benyamini, Dr. Meridor, Ms. Sarid and Mr. Tamir. All of the members of our Audit Committee, except Mr. Izhak Tamir, satisfy the respective “independence” requirements of the Securities and Exchange Commission, NASDAQ and Israeli law for audit committee members.  Mr. Tamir does not qualify as an independent director within the meaning of NASDAQ rules.  However, our Board of Directors has determined that Mr. Tamir satisfies the independence requirements of the Securities and Exchange Commission and satisfies the requirements of Israeli law for audit committee members. See Item 16G. “Corporate Governance.” Our Board of Directors has further determined that Dr. Meridor qualifies to serve as the Audit Committee’s financial expert, as required by the rules of the Securities and Exchange Commission and NASDAQ.

Compensation and Stock Option Committee. Our Board of Directors has established a Compensation Committee, which is authorized to determine all compensations issues (with the Audit Committee also overseeing compensation of our executive officers), including the administration of our option plans, subject to general guidelines determined by our Board of Directors from time to time.  The Compensation Committee also makes recommendations to our Audit Committee and board of directors in connection with the terms of employment of our chief executive officer and all other executive officers.

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

Nominating Committee.  Although we are not required to do so under Israeli law, our Board of Directors has established a Nominating Committee, which is charged with and authorized to recommend nominees for election to the board of directors by our shareholders at the annual general meeting of shareholders.  Our Nominating Committee consists of Mr. Benyamini, Dr. Meridor, Ms. Sarid and Dr. Ganani.  All of the members of our nominating committee are independent directors, within the meaning of NASDAQ rules.

Internal Audit

The Israeli Companies Law also requires the board of directors of a public company to appoint an internal auditor nominated by the audit committee.  The internal auditor must meet certain statutory requirements of independence.  The role of the internal auditor is to examine, among other things, the compliance of the company’s conduct with applicable law and orderly business practice.  Mr. Daniel Fridman served as our internal auditor until March 31, 2011, at which time he assumed another role in the Company. Mr. Dror Bar Moshe has replaced Mr. Fridman as of June 2011.

Directors’ Service Contracts

There are no arrangements or understandings with or any of our directors providing for benefits upon termination of their employment or service as directors of our company or any of our subsidiaries, other than with our Chairman of the Board, Mr. Amiram Levinberg.  Mr. Levinberg’s employment agreement with us stipulates that we may terminate his agreement prior to the end of its three year term by providing Mr. Levinberg with two months notice and an additional two months’ salary.

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

Disclosure of Personal Interests of an Office Holder; Approval of Transactions with Office Holders

The Israeli Companies Law requires that an office holder promptly, and no later than the first board meeting at which such transaction is considered, disclose any personal interest that he or she may have and all related material information known to him or her and any documents in their possession, in connection with any existing or proposed transaction relating to our company.  In addition, if the transaction is an extraordinary transaction, that is, a transaction other than in the ordinary course of business, other than on market terms, or likely to have a material impact on the company’s profitability, assets or liabilities, the office holder must also disclose any personal interest held by the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of the foregoing (“relatives”), or by any corporation in which the office holder or a relative  is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager.

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

Some other transactions, actions and arrangements involving an office holder (or a third party in which an office holder has an interest) must be approved by the board of directors or as otherwise provided for in a company’s articles of association, however, a transaction that is adverse to the company’s interest may not be approved. In some cases, such a transaction must be approved by the audit committee and by the board of directors itself, and under certain circumstances shareholder approval may be required. Generally, in all matters in which a director has a personal interest he or she shall not be permitted to vote on the matter or be present in the meeting in which the matter is considered, except in case of a transaction that is not extraordinary or the purpose of presenting the proposed transaction, if the chairman of the audit committee or board of directors (as applicable) determines it necessary. Should a majority of the audit committee or of the board of directors have a personal interest in the matter, then: (a) all of the directors are permitted to vote on the matter and attend the meeting at which the matter is considered; and (b) the matter requires approval of the shareholders at a general meeting.

Disclosure of Personal Interests of a Controlling Shareholder; Approval of Transactions with Controlling Shareholders

The disclosure requirements that apply to an office holder also apply to a transaction in which a controlling shareholder of the company has a personal interest.  The Israeli Companies Law provides that extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and agreements relating to employment and compensation of a controlling shareholder, require shareholders’ approval that shall either include at least one- half of the shares held by disinterested shareholders participating in the vote, or, alternatively, the total shareholdings of disinterested shareholders voting against the transaction must not represent more than two percent of the voting rights. Agreements relating to engagement or provision of services for a period exceeding three years, must generally be approved once every three years.

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

In such event, if less than 5% of the outstanding shares are not tendered in such full tender offer, all of the outstanding shares or class of shares will be transferred to the acquirer.  The Israeli Companies Law provides for appraisal rights if any shareholder files a request in court within six months following the consummation of a full tender offer. However, the acquirer may stipulate in the tender offer that any shareholder tendering his shares will not be entitled to appraisal rights. If more than 5% of the outstanding shares are not tendered in the tender offer, then the acquirer may not acquire shares in the tender offer that will cause his shareholding to exceed 90% of the outstanding shares.

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

Pursuant to the Companies Law, a company may indemnify an office holder against (i) a financial obligation imposed on him in favor of another person by a court judgment, including a compromise judgment or an arbitrator’s award approved by court; (ii) reasonable litigation expenses, including attorney’s fees, expended by the office holder as a result of an investigation or proceeding instituted against him by a competent  authority, provided that such investigation or proceeding concluded without the filing of an indictment against him and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent; and (iii) expenses, including reasonable litigation expenses and legal fees, incurred by an office holder as a result of a proceeding instituted against such office holder in relation to (A) infringements that may impose financial sanction pursuant to the provisions of Chapter H'3 under the Securities Law or (B) administrative infringements pursuant to the provisions of Chapter H'4 under the Securities Law or (C) infringements pursuant to the provisions of Chapter I'1 under the Securities Law.

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

A company may also procure insurance for an office holder's liability in consequence of an act performed in the scope of his office, in the following cases: (i) a breach of the duty of care of such office holder, (ii) a breach of the fiduciary duty, only if the office holder acted in good faith and had reasonable grounds to believe that such act would not be detrimental to the company, or (iii) a monetary obligation imposed on the office holder for the benefit of another person. Subject to the provisions of the Companies Law and the Securities Law, a company may also enter into a contract to insure an office holder for (a) expenses, including reasonable litigation expenses and legal fees, incurred by the office holder as a result of a proceeding instituted against such office holder in relation to (A) infringements that may impose financial sanction pursuant to the provisions of Chapter H'3 under the Securities Law or (B) administrative infringements pursuant to the provisions of Chapter H'4 under the Securities Law or (C) infringements pursuant to the provisions of Chapter I'1 under the Securities Law and (b) payments made to the injured parties of such infringement under Section 52ND(a)(1)(a) of the Securities Law.

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

                Our Articles of Association allow us to exempt any office holder to the maximum extent permitted by law, before or after the occurrence giving rise to such exemption. Our Articles of Association also provide that we may indemnify any office holder, to the maximum extent permitted by law, against any liabilities he or she may incur in such capacity, limited with respect (i) to the categories of events that can be foreseen in advance by our Board of Directors when authorizing such undertaking and (ii) to the amount of such indemnification as determined retroactively by our Board of Directors to be reasonable in the particular circumstances. Similarly, we may also agree to indemnify an office holder for past occurrences, whether or not we are obligated under any agreement to provide such indemnification. Our Articles of Association also allow us to procure insurance covering any past or present officer holder against any liability which he or she may incur in such capacity, to the maximum extent permitted by law. Such insurance may also cover the company for indemnifying such office holder. We have obtained directors’ and officers’ liability insurance covering our officers and directors and those of our subsidiaries for certain claims. In addition, we have provided our directors and officers with letters providing them with indemnification to the fullest extent permitted under Israeli law.

Israeli Securities Authority Administrative Enforcement

Under the Israeli Securities Law- 1968, the Israeli Securities Authority, or ISA, may take certain administrative enforcement actions against a company or a person, including a director, officer or shareholder of a company, if performing certain transgressions designated in the Securities Law.

                The Securities Law also requires that the chief executive officer of a company supervise and take all reasonable measures to prevent the company or any of its employees from breaching certain provisions of the Israeli Securities Law. The chief executive officer is presumed to have fulfilled such supervisory duty if the company adopts internal enforcement procedures designed to prevent such breaches, appoints a representative to supervise the implementation of such procedures and takes measures to correct the breach and prevent its reoccurrence. The ISA is also authorized to impose fines on any person or company breaching certain provisions designated under the Companies Law.

 We may be required to take certain actions in order to enhance our compliance with the provisions of the Israeli Securities Law, such as adopting and implementing an internal enforcement plan to reduce our exposure to potential breaches of the Israeli Securities Law.

D.           Employees

As of December 31, 2011, we had approximately 1,356 full-time employees, including 342 employees in engineering, research and development, 547 employees in manufacturing, operations and technical support, 167 employees in marketing and sales, 176 employees in administration and finance and 124 in other departments. Of these employees, 460 were based in our facilities in Israel, 395 were employed in the United States, 296 were employed in Latin America and 205 were employed in Asia, the Far East and other parts of the world.   These numbers reflect an increase in headcount since December 31, 2010 of 76 employees worldwide. We also utilize temporary employees, as necessary, to supplement our manufacturing and other capabilities.

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

 As of December 31, 2010, we had approximately 1,280 full-time employees, including 323 employees in engineering, research and development, 516 employees in manufacturing, operations and technical support, 158 employees in marketing and sales, 166 employees in administration and finance and 117 in other departments. Of these employees, 448 were based in our facilities in Israel, 394 were employed in the United States, 272 were employed in Latin America and 166 were employed in Asia, the Far East and other parts of the world. These numbers reflect an increase  in headcount since December 31, 2009 of 387 employees worldwide.

As of December 31, 2009, we had 893 full-time employees, including 150 employees in engineering, research and development, 378 employees in manufacturing, operations and technical support, 134 employees in marketing and sales, 129 employees in administration and finance and 102 in other departments. Of these employees, 351 were based in our facilities in Israel, 209 were employed in the United States, 277 were employed in Latin America and 56 were employed in Asia, the Far East and other parts of the world. These numbers reflect a reduction in headcount since December 31, 2008 of 73 employees worldwide.

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

    Spacenet has a savings plan that qualifies under Section 401(k) of the U.S. Internal Revenue Code.  We contribute matching contributions to employee contributions in the following amounts: a) for the first 3% of employee contributions, we match the contribution dollar for dollar; and b) for employee contributions over 3% and up to a maximum of 6%, we match the contribution by contributing $0.50 for each dollar contributed by the employee.  Matching contributions are invested amongst the 401(k) plan’s various investment options in the same proportion as each employee designates for the employee’s voluntary contributions.

   Wavestream sponsors a retirement plan for eligible employees.  The Wavestream Corporation 401(k) Plan is a Safe Harbor 401(k) Plan and allows eligible employees to defer compensation up to the maximum amount allowed under the current Internal Revenue Code.  As a Safe Harbor Plan, Wavestream must make a mandatory contribution to the Plan to satisfy certain nondiscrimination requirements under the Internal Revenue Code.  This mandatory contribution is made to all eligible employees.  This contribution is 3% annually, an amount designed to meet the criteria for the plan to continue to qualify for Safe Harbor status.

E.            Share Ownership

Beneficial Ownership of Executive Officers and Directors

Except for Mr. Amiram Levinberg and Mr. Erez Antebi, none of our directors and executive officers beneficially holds more than 1% of our outstanding shares. Mr. Levinberg beneficially holds 3% of our ordinary shares, comprised of 71,834 ordinary shares and 1,227,500 options to purchase ordinary shares exercisable within 60 days from March 30, 2012. Mr. Antebi beneficially holds 1% of our ordinary shares, comprised of 27,000 ordinary shares, 9,000 RSUs that vest within 60 days of March 30, 2012 and 415,000 options to purchase ordinary shares exercisable within 60 days from March 30, 2012.

As of December 31, 2011, our directors and executive officers as a group (21 persons) held options to purchase 3,137,175 of our ordinary shares under our stock options plans (described below), exercisable at a weighted average exercise price of $5.11 per share.  Out of such options, options to purchase 175 ordinary shares expire in 2012, options to purchase 144,000 ordinary shares expire in 2013, options to purchase 605,000 ordinary shares expire in 2014, options to purchase 1,468,000 ordinary shares expire in 2015, options to purchase 10,000 ordinary expire in 2016 and options to purchase 910,000 ordinary shares expire in 2017.  In addition, as of December 31, 2011, our directors and executive officers as a group held 318,563 RSUs under our stock options plans and received 366,437 ordinary shares through vested RSUs. See Item 7A “Major Shareholders and Related Party Transactions – Major Shareholders. ”Stock Option Plans”.

Stock Option Plans

1995 Plans

In June 1995, we adopted the 1995 Stock Option Plan (Incentive and Restricted Stock Options),  the 1995 Section 102 Stock Option/Stock Purchase Plan, and the 1995 Advisory Board Stock Option Plan, or the 1995 Plans. The 1995 Plans expired on June 29, 2005.

As of December 31, 2011, we had granted options to purchase a total of 51,051 ordinary shares under the 1995 Plans and options to purchase 8,938 ordinary shares were outstanding. The exercise prices for such options range from $9.20 to $79 and all such options expire at various times from February 2012 to September 2012. As of December 31, 2011, a total of 42,113 options had been exercised under the 1995 Plans.

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

As of December 31, 2011, options to purchase a total of 4,202,500 ordinary shares were outstanding under the 2003 Plan, and options to purchase 1,855,080 ordinary shares had been exercised.  The exercise prices for the outstanding options range from $3.88 to $8.1 and such options expire at various times from August 2013 to December 2017.

2005 Stock Incentive Plan

In December 2005, our shareholders adopted the 2005 Stock Incentive Plan, or the 2005 Plan, with a pool of 1.5 million shares. This 2005 Plan is designed to enable the Board of Directors to determine various forms of incentives for all forms of service providers and, when necessary, adopt a sub-plan in order to grant specific incentives.  In October 2008, Compensation and Stock Option Committee adopted a sub-plan so as to enable qualified optionees certain tax benefits under the Israeli Income Tax Ordinance.  Among the incentives that may be adopted are share options, performance share awards, performance share unit awards, RSU awards and other share based awards.

As of December 31, 2011, options to purchase a total of 50,000 ordinary shares were outstanding under the 2005 Plan, none of which had been exercised.  The exercise price for all such options is $8.11 and such options expire in August 2013.

During 2008 through 2011, the Compensation and Stock Option Committee authorized the grant of RSUs under the 2005 Plan to certain key employees.  The entitlement to these shares vest quarterly over a four-year period (15%, 25%, 30%, 30% each year, respectively) so long as the employee remains with our company.  As of December 31, 2011, we have granted 1,391,061 RSUs under the 2005 Plan, pursuant to which 958,484 ordinary shares have been issued to date.

2008 Stock Incentive Plan

In October 2008, the Compensation and Stock Option Committee adopted a new plan, the 2008 Stock Incentive Plan, or the 2008 Plan, with a pool of 1 million shares and a sub-plan to enable qualified optionees certain tax benefits under the Israeli Income Tax Ordinance. In October 2010 the Compensation and Stock Option Committee approved an increase in the number of shares in the pool of the 2008 Plan to 2 million shares. As of December 31, 2011, options to purchase a total of 1,100,000 ordinary shares were outstanding under the 2008 Plan, none of which had been exercised.  The exercise prices for such options are $4.00 or $4.5425 and such options expire in December 2014 or in December 2017, respectively.

During 2008 through 2011, the Compensation and Stock Option Committee authorized the grant of RSUs under the 2008 Plan to certain key employees. The entitlement to these shares vest quarterly over a four-year period (15%, 25%, 30%, 30% each year, respectively) so long as the employee remains with our company.   As of December 31, 2011, we have granted 616,812 RSUs under the 2008 Plan, pursuant to which 170,992 ordinary shares have been issued.

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

ITEM 7:                 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            Major Shareholders

                The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares as of March 30, 2012 (including options currently exercisable or exercisable within 60 days and RSU’s vested within 60 days, of March 30, 2012) with respect to: (i) each person who is believed by us to be the beneficial owner of more than 5% of the ordinary shares; and (ii) all directors and officers as a group.

                The information in the table below is based on 41,299,187 ordinary shares outstanding as of March 30, 2012. Except where otherwise indicated, we believe, based on information furnished by the owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares, subject to any applicable community property laws.

Name and Address	Number of Ordinary Shares eneficially Owned	Percent of Ordinary Shares Outstanding

York Capital Management(1)	8,121,651	19.7%
Menora Mivtachim Holdings Ltd. (2)	4,534,383	11.0%
Mivtach Shamir Finance Ltd. (3)	2,216,945	5.4%
Roumell Asset Management, LLC (4)	2,187,617	5.3%

All officers and directors as a group (21 persons)(5)	2,504,851	6.3%
_________________________
_________________________

(1)
The information in this table is based on Amendment No. 8 to Schedule 13D filed on September 20, 2011 by York Capital Management Global Advisors, LLC, a New York limited liability company (“YGA”) with respect to:  (i) 572,569 ordinary shares directly owned by York Capital Management, L.P., a Delaware limited partnership; (ii) 5,556,527 ordinary shares directly owned by York Multi-Strategy Master Fund, L.P., a Cayman Islands exempted limited partnership; (iii) 301,080 ordinary shares directly owned by York Credit Opportunities Fund, L.P., a Delaware limited partnership; (iv) 645,709 ordinary shares directly owned by York Credit Opportunities Master Fund, L.P., a Cayman Islands exempted limited partnership; (v) 558,610 ordinary shares directly owned by Jorvik Multi-Strategy Master Fund, L.P., a Cayman Islands exempted limited partnership; and (vi) 487,156 ordinary shares directly owned by an account managed by York Managed Holdings, LLC (such account, the “Managed Account”).  YGA, the sole managing member of the general partner of each of the entities numbered (i)-(v) above and the sole managing member of York Managed Holdings, LLC, exercises investment discretion over such investment funds and the Managed Account.  The principal business address of each of these entities is c/o York Capital Management Global Advisors, LLC, 767 Fifth Avenue, 17th Floor, New York, New York, 10153.

(2)
Based on Schedule 13D/A filed on August 9, 2010 and information provided to our company, the 4,534,383 shares reported in the Schedule as beneficially owned by Menora Mivtachim Holdings Ltd., are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by Menora Mivtachim Insurance Ltd., Menora Mivtachim Pensions Ltd., Menora Mivtachim Finance Ltd., Menora Mivtachim Gemel Ltd. and Menora Mivtachim Mutual Funds Ltd., all of which are wholly-owned subsidiaries of Menora Mivtachim Holdings Ltd., each of which operates under independent management and makes independent voting and investment decisions. The address of  Menora Mivtachim Holdings Ltd., is Menora House 115 Allenby Street, Tel Aviv 61008, Israel.

(3)
Based on a Schedule 13D filed on July 28, 2005. Mr. Meir Shamir and Ashtrom Industries Ltd. share voting and dispositive power with respect to the shares held by Mivtach Shamir Holdings Ltd. The address of Mivtach Shamir Holdings Ltd. is Beit Sharvat, 4 Kaufman St., Tel Aviv 68012, Israel.

(4)
Based on a Schedule 13G filed on February 9, 2012. The 2,187,617 shares reported in the Schedule are beneficially owned by Roumell Asset Management, LLC  (“RAM”), of which 126,000 are held by Roumell Opportunistic Value Fund (the “Fund”) and 13,500 are held by James C. Roumell, and 2,048,117 are directly owned by RAM.  RAM is the investment advisor to the Fund and has investment and voting control over the shares held by the Fund and therefore is deemed beneficial owner of the shares held by the Fund.  Mr. Roumell is President of RAM and beneficially owns a controlling percentage of RAM’s outstanding voting securities and as such may be deemed to have voting and/or investment power with respect to the share beneficially owned by RAM.  Mr. Roumell disclaims any deemed beneficial ownership in the securities held by RAM, except to the extent of his pecuniary interest therein. RAM is a Maryland limited liability company and Mr. Roumell is a U.S. citizen.  The address of RAM and Mr. Roumell is 2 Wisconsin Circle, Suite 660, Chevy Chase, Maryland 20815.

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

As of March 31, 2011, our major shareholders were York, holding 8,121,651 shares (approximately 20.1% ownership), Menora Mivtachim Holdings Ltd. holding 4,214,560 (approximately 10.4 % ownership) and Mivtach Shamir Finance Ltd., holding 2,216,945 shares (approximately 5.4 % ownership).

As of March 30, 2012, our major shareholders are York, holding 8,121,651 shares (approximately 19.7% ownership), Menora Mivtachim Holdings Ltd. holding 4,534,383 (approximately 11.0 % ownership), Mivtach Shamir Finance Ltd., holding 2,216,945 shares (approximately 5.4 % ownership) and Roumell Asset Management, LLC, holding 2,187,617 shares (approximately 5.3% ownership).

Major Shareholders Voting Rights

               The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares, except to the extent that they hold more than 14% and as such, they will have a right to appoint a director, subject to certain conditions set forth in our Articles of Association.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of March 30, 2012, there were 80 holders of record of our ordinary shares, of which 63 record holders holding approximately 3% of our ordinary shares had registered addresses in the United States.  These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees, including CEDE & Co., the nominee for the Depositary Company (the central depositary for the U.S. brokerage community), which held approximately 77% of our outstanding ordinary shares as of said date.

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

In December 2010, a lawsuit was filed against us in the Superior Court in Orange County, California by STM Group Inc. and Emil Youssefzadeh claiming damages for tortuous interference with contract and defamation for alleged actions in Peru.  The complaint seeks damages of approximately $6 million in connection with the contract claim by STM Group, an unstated amount by Mr. Youssefzadeh, and exemplary damages and costs. The action was removed to the U.S. District Court for the Central District of California and in March 2011, we moved to dismiss the complaint on several grounds. The court granted the motion to dismiss on forum non conveniens.  The STM Group may seek to bring an action in Peru against us.

In August 2010, we announced the settlement of lawsuits that we had filed in November 2008 against Mivtach Shamir Holdings Ltd., LR Group Ltd., Gores Capital Partners II, L.P, and DGB Investments, Inc., in connection with the termination of the merger agreement dated March 31, 2008, pursuant to which we were to be acquired by a consortium of private equity investors. The lawsuits were filed based on guarantees delivered by each of the defendants to cover their respective portion of the total amount of approximately $47 million that we claimed as due for the wrongful termination. The settlement agreements  resulted in the termination of all court proceedings filed by us against each of the defendants, as well as in general mutual waivers and releases provided by all parties. Under the terms of the settlement agreements, the defendants will pay Gilat an aggregate of approximately $20 million, over half of which has been paid, with the remainder to be paid in annual installments ending in October 2013. The settlement agreements were reached through mediation proceedings that began in 2009.

In November 2009, a lawsuit was filed in the central district court in Israel by eight individuals and Israeli companies against our company, all of our directors and our 20% shareholder, York Capital Management and its affiliates. The plaintiffs claim damages based on the amounts they would have been paid had the merger agreement signed on March 31, 2008 closed. The lawsuit, seeking damages of approximately $12.4 million, is similar to the lawsuit and motion for its approval as a class action proceeding previously filed by the same group of Israeli shareholders in October 2008. That lawsuit and motion were withdrawn by the plaintiffs in July 2009 at the recommendation of the court, which questioned the basis for the lawsuit. We and our outside legal counsel believe the claims in this action are completely without merit, and that the lawsuit is without basis. The parties have completed presenting testimony and are scheduled to submit written summaries, after which the court will hear oral argument in July 2012. We intend to use all legal means necessary to protect and defend our company and its directors.

In September 2003, Nova Mobilcom S.A., or Mobilcom, filed a lawsuit in Brazil against Gilat do Brazil for specific performance of a memorandum of understanding, which provided for the sale of Gilat do Brazil, and specifically the GESAC project, a government education project awarded to Gilat do Brazil, to Mobilcom for an unspecified amount.  The court ruled in favor of Gilat.  Nova Mobilcom filed an appeal to the State Court of Appeals to which Gilat do Brazil replied. The case is currently awaiting the ruling of the Court. Gilat do Brazil does not believe that this claim has any merit and is vigorously defending itself against the claims presented therein.

The Brazilian tax authority filed a claim against a subsidiary of Spacenet Inc. in Brazil, for alleged taxes due of approximately $4 million. In January 2004 and December 2005, the subsidiary filed its administrative defense, which was denied by the first and second level courts, respectively.  In September 2006, our subsidiary filed an annulment action seeking judicial cancellation of the claim. In May 2009, the subsidiary received notice of the court’s first level decision, which cancelled a significant part of the claim but, upheld two items of the assessment. Under this new decision, our subsidiary’s liability was reduced to approximately $1.5 million. This decision was appealed by both our subsidiary and the State tax authorities and is pending judgment by the São Paulo Court of Appeals. As of December 31, 2011, our subsidiary faces a total tax exposure of approximately $14 million, which reflects an increase of the original sum claimed by the Brazilian tax authority, due to interest and exchange rate differences.

We are also a party to various regulatory proceedings incident to our business. To the knowledge of our management, none of such proceedings is material to us or to our subsidiaries.

Dividend Policy

We have never paid cash dividends on our ordinary shares and do not anticipate paying any cash dividends in the foreseeable future. We have decided to reinvest permanently the amount of tax-exempt income derived from our “Approved Enterprises” or “Benefitted Enterprise” and not to distribute such income as dividends. See Notes 8 and 11 to the consolidated financial statements included in this annual report on Form 20-F. In addition, the terms of some of our financing arrangements restrict us from paying dividends to our shareholders.

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

	NASDAQ		Tel Aviv Stock Exchange
Year	High	Low	High	Low

2007	$11.18	$7.89	$11.14	$7.67
2008	$11.15	$2.20	$11.31	$2.22
2009	$4.98	$2.69	$5.20	$2.75
2010	$6.25	$3.96	$6.25	$3.99
2011	$5.85	$3.11	$5.85	$3.18

Quarterly Share Price Information

The following table sets forth, for each of the full financial quarters in the years indicated the high and low market prices of our ordinary shares on the NASDAQ Global Market (as of January 2011, on the Global Select Market) and the Tel -Aviv Stock Exchange:

	NASDAQ		Tel Aviv Stock Exchange
	High	Low	High	Low

2010
First quarter	$5.97	$4.94	$5.97	$4.73
Second quarter	$6.25	$3.96	$6.25	$3.99
Third quarter	$6.01	$4.67	$6.03	$4.68
Fourth quarter	$5.90	$4.83	$6.00	$4.72
2011
First quarter	$5.85	$4.73	$5.85	$4.77
Second quarter	$5.29	$4.40	$5.22	$4.29
Third quarter	$5.14	$3.11	$5.19	$3.21
Fourth quarter	$4.03	$3.18	$4.03	$3.18

Monthly Share Price Information

The following table sets forth, for the most recent six months, the high and low market prices of our ordinary shares on the NASDAQ Global Select Market and the Tel Aviv Stock Exchange :

	NASDAQ		Tel Aviv Stock Exchange
	High	Low	High	Low
October 2011	$3.88	$3.18	$3.89	$3.18
November 2011	$3.81	$3.27	$3.83	$3.26
December 2011	$4.03	$3.73	$4.03	$3.68
January 2012	$4.20	$4.00	$4.14	$3.92
February 2012	$4.21	$3.77	$4.20	$3.72
March 2012	$4.14	$3.88	$4.17	$3.79

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

Under our Articles of Association, our Board of Directors shall consist of not less than five and not more than nine directors as shall be determined from time to time by a majority vote at the general meeting of our shareholders.  Our shareholders have resolved that our Board of Directors should consist of a total of eight directors, including two external directors.

Our Articles further provide that each beneficial owner of 14% or more of our issued and outstanding ordinary shares shall be entitled to appoint, at each annual general meeting of our shareholders, one member to our Board of Directors referred to as an Appointed Director, provided that a total of not more than four Appointed Directors are so appointed.  In the event more than four such qualifying beneficial owners notify us that they desire to appoint an Appointed Director, only the four shareholders beneficially owning the greatest number of shares shall each be entitled to appoint an Appointed Director.

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

Qualification of Directors

Article 40 of our Articles of Association provides that no person shall be disqualified to serve as a director by reason of him not holding shares in our company or by reason of him having served as director in the past. Our directors are not subject under the Israeli Companies Law or our Articles of Association to an age limit requirement. Under the Companies Law, a person cannot serve as a director if such person has been convicted of certain offenses (generally, for 5 years after such conviction, unless specifically authorized by the court), if an administrative decision by the ISA disqualified such director to be nominated to the board of a public company, or if the person has been declared bankrupt.

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

Anti-Takeover Provisions Under Israeli Law

The Israeli Companies Law provides that an acquisition of shares in a public company, such as ours,  must be made by means of a tender offer, if, as a result of the acquisition, the purchaser would become a holder of 25% or more of the voting rights in the company. This rule does not apply if there is already another holder of 25% percent of the voting rights. Similarly, the Israeli Companies Law provides that an acquisition of the shares must be made by means of a tender offer, if, as a result of the acquisition, a person would become a holder of 45% of the voting rights in the company, unless there is another person holding at that time more than 45% of the voting rights of the company.

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

If, however, the merger involves a merger with a company’s own controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same special majority approval that governs all extraordinary transactions with controlling shareholders (as described above in Item 6 E under “—Approval of Related Party Transactions Under Israeli Law”). In the event that the merger transaction has not been approved by either of the above-described special majorities (as applicable), the holders of at least 25% of the voting rights of the company may apply to a court for approval of the merger.  The court may approve the merger if it is found that the merger is fair and reasonable, taking into account the valuation of the parties to the merger and the consideration offered to the shareholders.

Upon the request of a creditor of either party to the proposed merger, a court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties of the merger to their creditors.

A merger may not be completed unless at least 50 days have passed from the date that a proposal of the merger was filed with the Israeli Registrar of Companies by each merging company and 30 days from the date that shareholder approval of both merging companies was obtained.  The merger proposal may be filed once a shareholder meeting has been called to approve the merger.

Modification of Rights Attached to Shares

The rights attached to any class of shares (unless otherwise provided by the terms of issue of such class), such as voting, dividends and the like, may be modified by the affirmative vote of a majority of the issued shares of the class at a general meeting of the holders of the shares of such class.

C.            Material Contracts

While we have numerous contracts with customers and distributors, we do not deem any such individual contract to be material.

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

Generally, Israeli companies are subject to "Corporate Tax" at their taxable income.  The Israeli corporate tax rate was 26% in 2009, 25% in 2010 and 24% in 2011.  On December 5, 2011, the  Israeli Parliament, or the Knesset, passed the Law for Tax Burden Reform (Legislative Amendments), 2011, or the Tax Burden Law, which, among other things, cancels effective from 2012, the scheduled progressive reduction in the corporate tax rate and increases the corporate tax rate to 25% in 2012 and thereafter.  In view of this increase in the corporate tax rate to 25% in 2012, the real capital gains tax rate and the real betterment tax rate were also increased accordingly.

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

Dividends

Starting in 2012, the statutory withholding tax rate for dividends distributed by an Israeli company to non-resident shareholders should generally be 25% and 15% for dividends distributed out of income generated by a Beneficial Enterprise.  A different withholding tax rate may apply, based on a tax treaty between Israel and shareholder's country of residence.

Under the U.S.- Israel tax treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a U.S. resident will be 25%. However, the maximum tax rate on dividends not generated by a Beneficial Enterprise paid to a US corporation holding at least 10% of our voting power is 12.5%.

Interest

Interest paid by us (e.g., on our convertible notes) should be treated as stemming from an Israeli source and be subject to Israeli tax.  Accordingly interest withholding tax should apply at the standard rate of 25%. The withholding tax rate may be reduced under an applicable tax treaty.

Under the treaty between Israel and the United States the maximum withholding tax rate on interest paid to a U.S. resident (as defined in the treaty) holding our convertible notes should be 17.5%. For residents of other countries who are not substantial shareholders (i.e., one who holds, directly or indirectly, alone or together with another person at least 10% or one or more of the means of control in a company), unless a different rate is provided in a treaty between Israel and the country of residence of such holder of our convertible notes, the maximum tax that we are required to withhold is 25% on all distributions of interest. In some instances (e.g., where the recipient of the interest is an individual who is a substantial shareholder) a higher tax rate should apply.

Filing of Tax Returns in Israel

Non-Israeli residents who receive interest, dividend or royalty income derived or accrued in Israel, from which tax was withheld, should generally be exempt from Israeli tax filing obligations, provided that:  (i) such income was not derived by him from a business conducted in Israel and (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed.

Israeli Residents

Capital Gains

Israeli law imposes capital gains tax on capital gains derived from the sale of securities and other capital assets, including ordinary shares. Gains from sales of ordinary shares acquired after December 31, 2002, were subject to 20% capital gains tax for individuals (25% for a substantial shareholder).

Following enactment of the Tax Burden Law, starting January 1, 2012, the capital gains tax rate applicable to individuals upon the sale of such securities is such individual's marginal tax rate but not more than 25% (or 30% with respect to a Substantial Shareholder). With respect to corporate investors, effective January 1, 2012, capital gains tax equal to the corporate tax rate (25% as of January 1, 2012) will be imposed on the sale of shares.

Dividends

Following the enactment of the Tax Burden Law, starting January 1, 2012, the distribution of dividend income generated by other sources, other than bonus shares (stock dividends), to Israeli residents who purchased our ordinary shares will generally be subject to income tax at a rate of 25% for individuals (30% for a substantial shareholder) and corporations will be exempt from income tax provided the dividend was paid out of income generated in Israel.

Generally, dividends distributed from taxable income accrued during the period of benefits of a Benefitted Enterprise, are taxable at the rate of 15% if the dividend is distributed during the tax benefit period under the Investment Law, or within 12 years after that period.

Interest

Following the amendment in the Tax Burden Law, starting January 1, 2012, interest income is generally subject to 25% tax for individuals (the marginal tax rate for a substantial shareholder and 15% if certain conditions apply) and at the standard corporate income tax rate applicable for companies. We may be required to withhold tax on interest payments of up to the applicable corporate tax rate for companies, and in certain instances up to the marginal tax rate for individuals (substantial shareholders).

Tax Benefits under the Law for the Encouragement of Capital Investments, 1959

Tax benefits prior to the amendment of 2005

The Law for the Encouragement of Capital Investments, 1959  or the Investments Law, provides that a capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry, Trade and Labor of the State of Israel, be designated as an Approved Enterprise.

An Approved Enterprise is eligible for tax benefits on taxable income derived from its approved enterprise programs.  We have been granted “Approved Enterprise” status under the Investment Law for nine investment programs. The period of benefits for the nine programs has expired.

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

As a result of the Amendment, it is no longer necessary for a company to acquire Approved Enterprise status in order to receive the tax benefits previously available under the alternative route, and therefore such companies do not need to apply to the Investment Center for this purpose. Rather, a company wishing to receive the tax benefits afforded to a “Benefitted Enterprise” is required to select the tax year from which the period of benefits under the Investment Law are to commence by notifying the Israeli Tax Authority within 12 months of the end of that year, provided that its facilities meet the criteria for tax benefits set out by the Amendment, or a Benefitted Enterprise.

Tax benefits are available under the Amendment to production facilities (or other eligible facilities), which are generally required to derive more than 25% of their business income from exports. In order to receive the tax benefits, the Amendment states that the company must make an investment of a minimum amount in the acquisition of productive assets such as machinery and equipment. Such investment may be made over a period of no more than three years ending at the end of the year in which the company requested to have the tax benefits apply to the Benefitted Enterprise.

We were eligible under the terms of minimum qualification investment and elected 2005 to have the tax benefits apply.

The duration of tax benefits is subject to a limitation of the earlier of 7 to 10 years from the date that the period of benefits commence, or 12 years from the first day of the year in which the election was made. Our period of benefits as a Benefitted Enterprise will expire in 2017.

The tax benefits includes exemption from corporate tax on undistributed income for a period of two to ten years, depending on the geographic location of the Benefitted Enterprise within Israel, and a reduced corporate tax rate of 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in the company. If the company pays a dividend out of income derived from the Benefited Enterprise during the tax exemption period, such income will be subject to corporate tax at the applicable rate (10%-25%) in respect of the grossed up amount of the dividend that we may distribute. We would be required to withhold tax at a rate of 15% from any dividends distributed from income derived from the Benefitted Enterprise.

The 2011 amendment

Recently, new legislation that constitutes a major amendment to the Investment Law was published. Under the new legislation, a uniform rate of corporate tax would apply to all qualified income of certain Industrial Companies, as opposed to the current law's incentives that are limited to income from Benefitted Enterprises during their benefits period. According to the new law, the uniform tax rate would be 10% in areas in Israel that will be designated as Development Zone A and 15% elsewhere in Israel during 2011-2012, 7% and 12.5%, respectively, in 2013-2014,  and 6% and 12%, respectively. The profits of these Industrial Companies would be freely distributable as dividends, subject to a 15% withholding tax (or lower, under an applicable tax treaty).

Under the transitory provisions of the new legislation, we may opt whether to irrevocably implement the new law while waiving benefits provided under the current law or keep implementing the current law. Changing from the current law to the new law is permissible at any stage.

Israeli Transfer Pricing Regulations

Israeli transfer pricing legislation generally provides that all cross-border transactions carried out between related parties be conducted on an arm’s length principle basis and will be taxed accordingly.  The transfer pricing regulations are not expected to have a material effect on our company.

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

As used herein, the term “U.S. Holder” means a beneficial owner of an ordinary share who is, for U.S. federal income tax purposes:

•	a citizen or, for U.S. federal income tax purposes, a resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

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

Sale or Disposition of Ordinary Shares

Subject to the discussion of PFIC rules below, upon the sale or other disposition of ordinary shares, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the disposition and such holder’s adjusted tax basis in the ordinary shares disposed of.  Gain or loss upon the disposition of ordinary shares will be long-term capital gain or loss if, at the time of the disposition, the U.S. Holder’s holding period for the ordinary shares disposed of exceeds one year. In general, any gain that a U.S. Holder recognizes on the sale or other disposition of ordinary shares will be U.S.-source for purposes of the foreign tax credit limitation; losses will generally be allocated against U.S. source income.  Deduction of capital losses is subject to certain limitations under the Code.

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

                Based on our current and projected income, assets and activities, we believe that we were not a PFIC in the year 2011.  However, because the determination of whether we are a PFIC is based upon the composition of our income and assets from time to time, there can be no assurances that we will not become a PFIC for any future taxable year.

                If we were treated as a PFIC for any taxable year, dividends would not qualify for the reduced maximum tax rate, discussed above, and you would be required to make an annual return on IRS Form 8621.  Further,  unless you elect either to treat your investment in ordinary shares as an investment in a "qualified electing fund", or a QEF election, or to "mark-to-market" your ordinary shares, as described below:

•
you would be required to allocate income recognized upon receiving certain dividends or gain recognized upon the disposition of ordinary shares ratably over the holding period for such ordinary shares;

•
the amount allocated to each year during which we are considered a PFIC and subsequent years, other than the year of the dividend payment or disposition, would be subject to tax at the highest individual or corporate tax rate, as the case may be, in effect for that year and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year; and

•	the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxable as ordinary income in the current year.

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

Additional Tax on Investment Income

In addition to the taxes on dividends and dispositions of our ordinary shares described above, recently enacted legislation requires certain U.S. Holders that are individuals, estates or trusts to pay up to an additional 3.8% tax on net investment income, which may include dividends and capital gains, for taxable years beginning after December 31, 2012.

Backup Withholding and Information Reporting

Payments in respect of ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and to U.S. backup withholding tax at a rate (currently) of 28%.  Backup withholding will not apply, however, if you (i) are a corporation or come within certain exempt categories, and demonstrate the fact when so required, or (ii) furnish a correct taxpayer identification number and make any other required certification.

Backup withholding is not an additional tax.  Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s U.S. tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

Beginning with the 2011 tax year, U.S. Holders that hold certain specified foreign financial assets, including stock in a foreign corporation, with values in excess of certain thresholds are required to file Form 8938 with their U.S. Federal income tax return. Such Form requires disclosure of information concerning such foreign assets, including the value of the assets. Failure to file the form when required is subject to penalties. An exemption from reporting applies to foreign assets held through a U.S. financial institution, generally including a non-U.S. branch or subsidiary of a U.S. institution and a U.S. branch of a non-U.S. institution. Investors are encouraged to consult with their own tax advisors regarding the possible application of this disclosure requirement to their investment in ordinary shares.

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

While the majority of our revenues and expenses are generated in U.S. dollars a portion of our expenses are denominated in NIS which lead us to be exposed to financial market risk associated with changes in foreign currency exchange rates. In order to reduce the impact of foreign currency rate volatility of future cash flows caused by changes in foreign exchange rates, we use currency forward contracts. We hedge the part of our forecasted expenses denominated in NIS. If our currency forward contracts meet the definition of a hedge, and are so designated, changes in the fair value of the contracts will be offset against changes in the fair value of the hedged assets or liabilities through earnings. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in current earnings during the period of change. Our hedging reduces, but does not eliminate, the impact of foreign currency rate movements, and due to such movements the results of our operations may be adversely affected.

        During the year ended December 31, 2011, we recognized a net loss of $ 146,000 related to the effective portion of our hedging instruments. The effective portion of the hedged instruments was included as an addition of payroll expenses and other operating expenses in the statement of operations. The ineffective portion of the hedged instrument amounted to $8,000 during the year ended December 31, 2011 and was recorded as a financial loss. As of December 31, 2011, the fair value of the hedging instruments in our balance sheet constituted a liability of approximately $799,000.

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to our investment in restricted cash and to our loans. Our short-term and long term restricted cash is primarily invested in certificates of deposit. As of December 31, 2011, the vast majority of this amount was linked to the U.S. dollar. It is used as collateral for the lease of the Company’s offices, performance guarantees to customers and loans and therefore does not bear significant interest rates. Our financial liabilities are comprised of loans and convertible notes. The table below details our balance sheet exposure by currency and interest rates. Any changes in the interest rate relating to the loan with the variable interest rate, could adversely affect our operations if financial expenses increase.

The table below details our balance sheet exposure by currency and interest rates:

	Expected Maturity Dates
	2012	2013	2014	2015	2016 and thereafter
	(In thousands)
Assets:
Restricted cash - in U.S. dollars	5,817	735	250	-	600
Weighted interest rate	0.83%	0.09%	0.1%	-	0.09%

In other currency	1,217	-	440
Weighted interest rate	3.49%	-	1.82%
Restricted cash held by Trustees In other currency	1,549
Weighted interest rate	0.00%
Liabilities:
Short term bank credit - in U.S. dollars	2,971
Weighted interest rate	4.00%
Long-term loans (including current maturities)
In U.S. dollars	4,006	4,000	4,000	4,000	24,000
Weighted interest rate	4.76%	4.77%	4.77%	4.77%	4.77%
In other currency	712	616	687	633	2,417
Weighted interest rate	4.76%	4.88%	5.02%	4.96%	4.65%
Converted subordinated notes - in U.S. dollars	14,374
Weighted interest rate	4.00%

ITEM 12:	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13:	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14:	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15:               CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our principal executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended) as of December 31, 2011, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act is accumulated and communicated to our management, including our principal executive officer and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the rules of the Securities and Exchange Commission.

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

Our management assessed the effectiveness of our internal control over financial reporting, as of December 31, 2011.  In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on that assessment, our management concluded that as of December 31, 2011, our internal control over financial reporting is effective.

Below is the independent auditors, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, audit report on the effectiveness of our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

GILAT SATELLITE NETWORKS LTD.

We have audited Gilat Satellite Networks Ltd.'s ("Gilat") internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). Gilat's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, Gilat maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

           We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Gilat and its subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, changes in equity and cash flows for each of the three years in the period ended December 31, 2011, and our report dated April 2, 2012, expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 2, 2012	A Member of Ernst & Young Global

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

	Year Ended December 31,
	2011		2010
Services Rendered	Fees	Percentages	Fees	Percentages
Audit fees (1)	$927,500	94.09%	$836,213	89.52%
Tax fees (2)	$58,304	5.91%	$62,875	6.73%
Other (3)	--	--	$35,000	3.75%
Total	$985,804	100%	$934,088	100%

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

(3)
Other fees are fees for professional services other than audit or tax related fees, rendered in connection with our business activities; such fees in 2010 were related to our due diligence investigations.

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

Issuer Purchase of Equity Securities

In the year ended December 31, 2011, neither we nor any affiliated purchaser purchased any of our securities.

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

•
The requirements with respect to compensation of executive compensation. In accordance with Israeli law, the compensation of our executive officers,  and exculpation, insurance and indemnification of, or an undertaking to, indemnify our executive officers who are not directors requires the approval of both our audit committee and compensation and stock option committee, as well as the approval of our Boar of Directors.  The compensation of our members of the Board of Directors as well as of the chairman of our Board of Directors is approved by our audit committee, compensation and stock option committee, Board of Directors and shareholders, in that order.  Our compensation and stock option committee is comprised of three members, each of whom is an independent director within the meaning of NASDAQ rules.

ITEM 16H.             MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17:                FINANCIAL STATEMENTS

Not applicable.

ITEM 18:                FINANCIAL STATEMENTS

ITEM 19:               EXHIBITS

1.1
Memorandum of Association, as amended. Previously filed as Exhibit 1.1 to our Annual Report on Form 20-F for the fiscal year ending December 31, 2000, which Exhibit is incorporated herein by reference.

1.2	Articles of Association, as amended and restated as of December 29, 2011.
2.1	Form of 4.00% Convertible Subordinated Note due 2012. Previously filed as Exhibit T3C to our Form T-3 (No. 022-28667), which Exhibit is incorporated herein by reference.
4.1
Sublease and Master Deed of Lease dated as of March 28, 2001 by and among BP III Leasco, LLC as Sublessor, BP Tysons, LLC as Landlord and Spacenet Real Estate Holdings, LLC as Sublessee and Master Tenant. Previously filed as Exhibit 4.7 to our Annual Report on Form 20-F for the fiscal year ending December 31, 2000, which Exhibit is incorporated herein by reference.

4.2
Agreement and Plan of Merger by and among Gilat Satellite Networks Ltd., Spacenet Inc., Wideband Acquisition Corporation, Wavestream Corporation and Shareholders Representative Services LLC, dated October 12, 2010.  Previously filed as Exhibit 4.2 to our Annual Report on Form 20-F for the fiscal year ending December 31, 2010, which Exhibit is incorporated herein by reference.

4.3
Unit Purchase Agreement among Spacenet Integrated Government Solutions, Inc., Raysat Antenna Systems, LLC and Others, dated as of March 17, 2010. Previously filed as Exhibit 4.3 to our Annual Report on Form 20-F for the fiscal year ending December 31, 2010, which Exhibit is incorporated herein by reference.

4.4
Summary of material provisions of the loan documents between Gilat Satellite Networks Ltd. and First International Bank of Israel, dated December 14, 2010.  Previously filed as Exhibit 4.4 to our Annual Report on Form 20-F for the fiscal year ending December 31, 2010, which Exhibit is incorporated herein by reference.

8.1	List of subsidiaries.
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
13.1	Certification by Chief Executive Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification by Chief Financial Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

101.INS	XBRL Instance Document *.

101.SCH	XBRL Taxonomy Extension Schema Document.

101.PRE	XBRL Taxonomy Presentation Linkbase Document.

101.CAL	XBRL Taxonomy Calculation Linkbase Document.

101.LAB	XBRL Taxonomy Label Linkbase Document.

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.

___________________

*
Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for the purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

S I G N A T U R E S

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GILAT SATELLITE NETWORKS LTD.

By:	/s/ Erez Antebi
Erez Antebi
Chief Executive Officer
Date: April 2, 2012

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

GILAT SATELLITE NETWORKS LTD.

We have audited the accompanying consolidated balance sheets of Gilat Satellite Networks Ltd. (the "Company") and its subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, changes in equity and cash flows for each of the three years in the period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2011 and 2010, and the consolidated results of their operations and their cash flows, for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated XXX, 2012, expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 2, 2012	A Member of Ernst & Young Global

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2011	2010

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$56,231	$57,238
Short-term restricted cash	7,034	3,839
Restricted cash held by trustees	1,549	1,004
Trade receivables, net	51,654	51,994
Inventories	31,933	29,612
Other current assets	25,767	22,973

Total current assets	174,168	166,660

LONG-TERM INVESTMENTS AND RECEIVABLES:
Severance pay funds	9,722	10,572
Long-term restricted cash	2,025	4,583
Long-term trade receivables, receivables in respect of capital leases and other receivables	20,219	6,538

Total long-term investments and receivables	31,966	21,693

PROPERTY AND EQUIPMENT, NET	100,926	103,490

INTANGIBLE ASSETS, NET	49,927	57,453

GOODWILL	89,691	106,082

Total assets	$446,678	$455,378

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2011	2010

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term bank credit	$2,971	$2,129
Current maturities of long-term loans and convertible subordinated notes	19,092	2,186
Trade payables	25,477	18,267
Accrued expenses	25,609	24,591
Short-term advances from customers held by trustees	1,551	1,004
Other current liabilities	36,764	39,675

Total current liabilities	111,464	87,852

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	40,353	45,202
Accrued severance pay	9,445	10,579
Accrued interest related to restructured debt	-	575
Convertible subordinated notes	-	14,379
Other long-term liabilities	25,341	32,678

Total long-term liabilities	75,139	103,413

COMMITMENTS AND CONTINGENCIES

EQUITY:
Share capital - Ordinary shares of NIS 0.2 par value: Authorized - 60,000,000 shares at December 31, 2011 and 2010; Issued and outstanding – 41,182,011 and 40,697,831 shares at December 31, 2011 and 2010, respectively	1,882	1,855
Additional paid-in capital	867,098	865,080
Accumulated other comprehensive income	541	774
Accumulated deficit	(609,446)	(603,596)

Total equity	260,075	264,113

Total liabilities and equity	$446,678	$455,378

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2011	2010	2009

Revenues:
Products	$201,697	$120,255	$91,407
Services	137,504	112,730	136,652

Total revenues	339,201	232,985	228,059

Cost of revenues:
Products	114,510	61,975	56,672
Services	103,064	91,156	100,956

Total cost of revenues	217,574	153,131	157,628

Gross profit	121,627	79,854	70,431

Operating expenses:
Research and development, net	31,701	18,945	13,970
Selling and marketing	46,523	33,396	29,138
General and administrative	36,005	29,844	27,987
Costs related to acquisition transactions	256	3,842	-
Impairment of goodwill and restructuring costs	19,478	-	-

Total operating expenses	133,963	86,027	71,095

Operating loss	(12,336)	(6,173)	(664)

Financial income (expenses), net	(1,931)	(557)	1,050
Other income	8,074	37,360	2,396

Income (loss) before taxes on income	(6,193)	30,630	2,782
Taxes on income (tax benefit)	(343)	11	904

Net income (loss)	$(5,850)	$30,619	$1,878

Net earnings (loss) per share:
Basic	$(0.14)	$0.76	$0.05
Diluted	$(0.14)	$0.73	$0.04

Weighted average number of shares used in computing net earnings (loss) per share:
Basic	40,929,056	40,466,906	40,159,431
Diluted	40,929,056	41,985,158	41,473,515

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share data)

	Number of Ordinary shares (in thousands)		Share capital		Additional paid-in capital	Accumulated other comprehensive income ***)	Accumulated deficit	Total comprehensive income (loss)	Total shareholders' equity

Balance as of January 1, 2009	40,049		$1,821		$862,390	$2,106	$(636,093)		$230,224
Issuance of restricted share units	224		11		-	-	-		11
Stock-based compensation of options and RSUs related to employees and non- employees	-		-		937	-	-		937
Conversion of convertible subordinated notes	**) -		*	) -	10	-	-		10
Comprehensive income:
Foreign currency translation adjustments	-		-		-	(85)	-	$(85)	(85)
Unrealized gain on forward contracts, net	-		-		-	458	-	458	458
Realized gain on forward contracts, net	-		-		-	(1,138)	-	(1,138)	(1,138)
Net income	-		-		-	-	1,878	1,878	1,878
Total comprehensive income								$1,113

Balance as of December 31, 2009	40,273		1,832		863,337	1,341	(634,215)		232,295
Issuance of restricted share units	422		23		-	-	-		23
Stock-based compensation of options and RSUs related to employees and non- employees	-		-		1,726	-	-		1,726
Conversion of convertible subordinated notes	**) -	-	*) -		1	-	-		1
Exercise of stock options	3		*) -		16	-	-		16
Comprehensive income:
Foreign currency translation adjustments	-		-		-	(151)	-	$(151)	(151)
Realized gain on forward contracts, net	-		-		-	(416)	-	(416)	(416)
Net income	-		-		-	-	30,619	30,619	30,619
Total comprehensive income								$30,052
Balance as of December 31, 2010	40,698		1,855		865,080	774	(603,596)		264,113
Issuance of restricted share units	484		27		-	-	-		27
Stock-based compensation of options and RSUs related to employees and non- employees	-		-		2,009	-	-		2,009
Conversion of convertible subordinated notes	**) -		*) -		9	-	-		9
Comprehensive income (loss):
Foreign currency translation adjustments	-		-		-	566	-	$566	566
Unrealized (loss) on forward contracts, net	-		-		-	(799)	-	(799)	(799)
Net loss	-		-		-	-	(5,850)	(5,850)	(5,850)
Total comprehensive loss								$(6,083)
Balance as of December 31, 2011	$41,182		$1,882		$867,098	$541	$(609,446)		$260,075

*)	Represents an amount lower than $ 1.
**)	Represents an amount lower than 1 thousand shares.
***)
Represents adjustments in respect of foreign currency translation and unrealized gain on forward contracts, net. The balance of accumulated other comprehensive income (loss) as of December 31, 2011, 2010 and 2009 included foreign currency translation adjustments in the amounts of $ 1,340, $ 774 and $ 925, respectively, and unrealized(loss) gain on forward contracts, net, in the amount of $ (799), $ 0 and $ 416, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2011	2010	2009
Cash flows from operating activities:

Net income (loss)	$(5,850)	$30,619	$1,878
Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	24,121	14,794	14,509
Impairment of goodwill and other charges	18,043	-	-
Gain from redemption of convertible subordinated notes	-	-	(78)
Gain from the sale of investment accounted for at cost	(3,034)	(24,314)	(2,597)
Stock-based compensation of options and RSUs related to employees and non- employees	2,009	1,726	937
Accrued severance pay, net	(285)	(135)	(1,113)
Accrued interest and exchange rate differences on short and long-term restricted cash, net	500	(201)	256
Accrued interest, accretion of discounts and exchange rate differences on held-to-maturity marketable securities and short-term bank deposits, net	-	(45)	(349)
Exchange rate differences on long-term loans	(112)	(415)	212
Capital loss from disposal of property and equipment	286	270	163
Deferred income taxes	(428)	(250)	992
Decrease (increase) in trade receivables, net	646	(1,562)	14,294
Decrease (increase) in other assets (including short-term, long-term and deferred charges)	(21,062)	(5,545)	6,564
Decrease (increase) in inventories	(4,889)	(2,946)	8,995
Increase (decrease) in trade payables	7,066	(4,759)	(6,855)
Increase (decrease) in accrued expenses	11	2,256	(6,034)
Increase (decrease) in advances from customers held by trustees, net	547	(1,133)	(22,032)
Increase (decrease) in other accounts payable and other long-term liabilities	(8,972)	4,574	(9,909)

Net cash provided by (used in) operating activities	8,597	12,934	(167)

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2011	2010	2009
Cash flows from investing activities:

Purchase of property and equipment	(8,948)	(7,638)	(4,485)
Proceeds from sale of investment accounted for at cost	3,034	24,314	2,597
Purchase of held-to-maturity marketable securities and deposits	-	(30,693)	(130,961)
Proceeds from held-to-maturity marketable securities and deposits	-	62,384	162,615
Purchase of available-for-sale marketable securities	-	(4,804)	-
Proceeds from available-for-sale marketable securities	-	4,888	-
Investment in restricted cash (including long-term)	(23,548)	(2,941)	(90)
Proceeds from restricted cash (including long-term)	23,014	1,339	7,696
Proceeds from working capital adjustment to subsidiary purchase price	1,465	-	-
Investment in restricted cash held by trustees	(11,737)	(12,346)	(3,056)
Proceeds from restricted cash held by trustees	10,660	13,673	24,834
Acquisitions of subsidiaries, net of cash acquired (a,b,c)	(1,867)	(153,883)	-
Purchase of intangible assets	(38)	(2,515)	-

Net cash provided by (used in) investing activities	(7,965)	(108,222)	59,150

Cash flows from financing activities:

Exercise of stock options and issuance of restricted share units	27	39	11
Early redemption of convertible notes	-	-	(170)
Repayment of convertible debt	(835)	(839)	-
Short-term bank credit, net	842	(946)	(6,500)
Proceeds from long-term loans	-	40,000	-
Repayment of long-term loans	(1,225)	(8,409)	(4,350)

Net cash provided by (used in) financing activities	(1,191)	29,845	(11,009)

Effect of exchange rate changes on cash and cash equivalents	(448)	9	782

Increase (decrease) in cash and cash equivalents	(1,007)	(65,434)	48,756
Cash and cash equivalents at the beginning of the year	57,238	122,672	73,916

Cash and cash equivalents at the end of the year	$56,231	$57,238	$122,672

 The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2011	2010	2009
Supplementary cash flow activities:

(1) Cash paid during the year for:

Interest	$2,306	$1,334	$1,546

Income taxes	$672	$400	$698

(2) Non-cash transactions:

Conversion of long-term convertible subordinated notes	$9	$1	$10

Classification from inventories to property and equipment	$1,997	$717	$806

Classification from property and equipment to inventories	$110	$128	$2,497

(a) Payment for the acquisition of RAS (see also Note 1c):

Estimated fair value of assets acquired and liabilities assumed at the acquisition date:

Working capital (excluding cash and cash equivalents)		$(4,727)
Property and equipment		3,147
Intangible assets		9,778
Goodwill		20,162
Other non-current assets		2,144
Long-term liabilities		(3,436)

		27,068
Deferred payment		(751)

		$26,317

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2011	2010	2009

(b) Payment for the acquisition of Wavestream (see also Note 1d):

Estimated fair value of assets acquired and liabilities assumed at the acquisition date:

Working capital (excluding cash and cash equivalents)		$4,816
Property and equipment, net		3,513
Other non-current assets		355
Goodwill		85,920
Intangible assets		43,568
Long-term liabilities *)		(9,097)

		129,075
Contingent consideration		(1,509)

		$127,566

*)              Mainly deferred tax liabilities

(c) Payment for the acquisition of CICAT (see also Note 1g):

Estimated fair value of assets acquired and liabilities assumed at the acquisition date:

Working capital (excluding cash and cash equivalents)	$226
Property and equipment	42
Intangible assets	720
Goodwill	1,890
Other non-current assets	209
Long-term liabilities	(398)
2,689

Contingent consideration	(822)

$1,867

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:	GENERAL

a.	Organization:

Gilat Satellite Networks Ltd. (the "Company" or "Gilat") and its subsidiaries (the "Group") is a global provider of Internet Protocol, or IP, based digital satellite communication and networking products and services. The Group designs, produces and markets VSATs, or very small aperture terminals, and related VSAT network equipment. VSATs are earth based terminals that transmit and receive broadband, Internet, voice, data and video via satellite. VSAT networks combine a large central earth station, called a hub, with multiple remote sites (ranging from tens to thousands of sites), which communicate via satellite. In addition, following the acquisition of Raysat Antenna Systems ("RAS") (see also Note 1c) on July 1, 2010, the group develops and provides Satcom-on-the-Move antenna solutions. Following the acquisition of Wavestream Corp. ( “Wavestream”)  (see also Note 1d) on November 29, 2010, the Group develops and designs high power solid state amplifiers for military and commercial broadband communications, radar and imaging.

Gilat was incorporated in Israel in 1987 and launched its first generation VSAT in 1989. For a description of principal markets and customers, see Note 14.

Starting 2010 and following the acquisition of Wavestream the Group operates four complementary, operational and reportable segments:

•	Gilat worldwide is comprised of two reportable segments:
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
•
Wavestream, a provider of high power solid state amplifiers (SSPA) and Block Upconverters (BUCs) with field-proven, high performance solutions designed for mobile and fixed satellite communication (“Satcom”) systems worldwide, primarily in the defense market. Wavestream currently concentrates on sales to government defense agencies which accounts for most of its revenues, mainly the U.S. Department of Defense pursuant to contracts awarded to system integrators under defense-related programs.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1: -	GENERAL (Cont.)

Commencing 2012, in line with the Company organizational changes instituted at the beginning of 2012, the Company's business will be managed and reported as three separate reportable segments, comprised of the Company’s newly named Commercial Satcom, Defense Satcom and Services Divisions:

•
Commercial Satcom provides VSAT networks, satellite communication products and associated professional services to service providers and operators worldwide, including consumer Ka-band initiatives worldwide.

•	Defense Satcom provides satellite communication products and solutions to defense and homeland security organizations worldwide.
•
Services, which includes Spacenet Inc., provides managed network services for business, government and residential customers in North America, and Gilat's service businesses in Peru and Colombia, offering rural telephony and Internet access solutions.

b.	Aborted Agreement and Plan of Merger (the "Agreement and Plan of Merger"):

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

The definitive agreement provided for a termination fee in the amount of approximately $ 47,500 payable to the Company, and the Company sued the consortium members for this amount. In August 2010, the Company signed settlement agreements with each of the consortium members. Under the terms of the settlement agreements, the Company will receive an aggregate of approximately $ 20,000. As of December 31, 2011, an amount of $13,935 was received, with the remainder to be received in annual installments of $ 2,750 ending in October 2013. The settlement agreements were reached as part of mediation proceedings that began in 2009.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1: -	GENERAL (Cont.)

c.	Business combination - acquisition of RAS:

In March 2010 and in April 2010, the Company entered into definitive agreements to acquire all of the units of RAS , a provider of Satcom-on-the-Move antenna solutions, and all of the shares of RaySat BG ("Raysat BG"), a Bulgarian research and development center (together  “RAS”) for total consideration of $ 25,200 and $ 3,300 respectively, in cash. During July and August 2010, the Company closed the acquisitions of both entities. In conjunction with these transactions, the Company also acquired patents and marketing rights in the field of two-way Satcom-on-the-Move antennas in the amount of $ 2,500.

The excess of total acquisition costs over the fair value of net tangible and identifiable intangible assets on acquisition of  $ 20,162 was attributable to goodwill. An amount of approximately $ 13,500 out of total goodwill is allocated to the Spacenet segment and the remainder of $ 6,662 is allocated to the Gilat International segment.

The derived goodwill from these acquisitions is attributable to additional capabilities of the Group to expand its products and technology offerings, to augment capabilities of current products and the ability to enter new markets. Of the total acquisition costs attributable to goodwill, $ 10,800 is deductible for tax purposes.

Technology, customer relationships and backlog deriving from acquisitions in the total amount of $ 9,333 are being amortized at an annual weighted average of approximately 8 years.

In-process research and development deriving from the acquisition in the amount of $ 445 represents incomplete research and development projects that have not reached technological feasibility on date of the acquisition.  Upon completion of development, the acquired in- process research and development will be considered finite-lived assets and will be amortized accordingly at an annual weighted average of 9.5 years. During the second half of 2011, the development was completed, therefore the acquired in-process research and development was considered finite-lived assets and the amortization commenced.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1: -	GENERAL (Cont.)

Under purchase method of accounting the purchase price was allocated to the identifiable intangible assets acquired and liabilities assumed based upon their estimated fair values as follows:

Cash	$1,396
Other current assets	3,140
Non-current assets	2,144
Property and equipment	3,147
Intangible assets:
Technology	7,963
Customer relationships	1,279
Backlog	91
In-process research and development	445
Goodwill	20,162
Current liabilities	(7,867)
Long-term liabilities	(3,437)

Net assets acquired	$28,463

d.	Business combination - acquisition of Wavestream:

On November 29, 2010 the Group completed the acquisition of all of the outstanding shares of Wavestream, a provider of high power solid state amplifiers.

Wavestream was acquired for approximately $ 135,000, out of which $ 2,500 represented the fair value of the potential contingent consideration according to the estimation of Company's management and was accrued in the Group's financial statements. The contingent consideration of  up to $ 6,800 and was based on a revenues target for Wavestream in 2011. The Company classified the contingent considerations as a liability as of the date of the transaction.

The above revenues target for 2011 was not reached and therefore no additional payment was required with respect to the contingent consideration. The reversal of the contingent consideration liability was recognized as earnings and was recorded as other income in the consolidated statements of operations.

The excess of total acquisition costs over the fair value of net tangible and identifiable intangible assets on acquisition of $ 85,920  was attributed to goodwill and was allocated in its entirety to the Wavestream segment. This amount is not deductible for tax purposes.

In April 2011, the Company received $436 in cash as part of a working capital adjustment pursuant to the acquisition agreement. As a result, the Company retrospectively adjusted the provisional amounts recognized at the acquisition date and adjusted the goodwill balance.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1: -	GENERAL (Cont.)

The derived goodwill from this acquisition is attributable to the additional capabilities of the Group to expand its products and technology offerings, to augment the capabilities of current products and the ability to enter the military and defense markets. Technology, customer relationships and backlog in the amount of $ 43,568 are being amortized at an annual weighted average of 7.5 years.

The following table summarizes the estimated fair values of Wavestream's assets acquired and liabilities assumed and related deferred income taxes as of the acquisition date:

Cash	$5,873
Other current assets	18,425
Non-current assets	355
Property and equipment	3,513
Intangible assets:
Technology	40,040
Customer relationships	3,187
Backlog	341
Goodwill *)	85,484
Current liabilities	(13,609)
Long-term liabilities **)	(9,097)

Net assets acquired	$134,512

*)	Goodwill amount was adjusted by $ 436 as a result of a working capital adjustment - see above.
**)	Mainly attributed to deferred tax liabilities.

e.	Impairment of Goodwill

The continuing pressure on the Department of Defense (DOD) budget in the United State along with some uncertainties in its future spending had been reflected in the reduction of Wavestream revenues in 2011 compared to 2011 forecast and to 2010 revenues. This reduction led the Company to assess Wavestream’s implied value in accordance with ASC 350 "Intangibles - Goodwill and Others". As a result of the impairment test, the Company recorded an impairment goodwill loss in the amount of $17,900. This amount was recorded as part of "Impairment of goodwill and restructuring costs" in the Statement of Operations. See also Note 2l and Note 10.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1: -	GENERAL (Cont.)

f.	Unaudited pro forma condensed results of operations:

The following represents the unaudited pro forma condensed results of operations for the years ended December 31, 2009 and 2010 assuming that the acquisitions of RAS and Wavestream occurred on January 1, 2009. The pro forma information is not necessarily indicative of the results of operations, which actually would have occurred had the acquisition been consummated on those dates, nor does it purport to represent the results of operations for future periods.

	Total Consolidated
	Year ended December 31,
	2010	2009
	Unaudited

Revenues	$304,021	$294,225

Net income (loss)	$43,600	$(855)

Basic net earnings (loss) per share	$1.08	$(0.02)

Diluted net earnings (loss) per share	$1.04	$(0.02)

g.	Business combination - acquisition of CICAT Networks Inc, ("CICAT"):

On April 13, 2011 the Group completed the acquisition of all of the outstanding shares of CICAT, a provider of terrestrial access and network services to enterprises with multi-site locations. The CICAT operation is attributed to the Spacenet segment.

CICAT was acquired for approximately $ 2,823 out of which $ 822 represents the fair value of the potential contingent consideration according to the estimation Company's management and was accrued in the Group's financial statements. The nominal value of the contingent earn- out consideration is for up to $ 1,170 and is based on an agreed upon revenues target for CICAT during 2011-2013. This amount was classified as other current liabilities and other long term liabilities, as applicable.

The derived goodwill from this acquisition is attributable to the additional capabilities of the Group to expand its services, abilities and  offerings and to establish relationships with key partners. The goodwill amount is not deductible for tax purposes.

The following table summarizes the estimated fair values of CICAT's assets acquired and liabilities assumed and related deferred income taxes as of the acquisition date:

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1: -	GENERAL (Cont.)

The following table summarizes the estimated fair values of Cicat's assets acquired and liabilities assumed and related deferred income taxes as of the acquisition date:

Cash	$134
Other current assets	1,301
Non-current assets	209
Property and equipment	42
Intangible assets:
Customer relationships	626
Backlog	94
Goodwill	1,890
Current liabilities	(1,075)
Long-term liabilities	(398)

Net assets acquired	$2,823

CICAT's revenues and net income (loss) were $ 5,580 and $ (191), respectively, for the year ending December 31, 2011, and $ 4,454 and $ 105, respectively, for the year ending December 31, 2010.

h.
The Company depends on a major supplier to supply certain components and services for the production of its products or providing services. If this supplier fails to deliver or delays the delivery of the necessary components or services, the Company will be required to seek alternative sources of supply. A change in suppliers could result in manufacturing delays or services delays which could cause a possible loss of sales and, or, additional incremental costs and, consequently, could adversely affect the Company's results of operations and financial position..

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").

a.	Use of estimates:

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

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

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with ASC 830, "Foreign Currency Matters" ("ASC 830"). All transaction gains and losses of the remeasurement of monetary balance sheet items are reflected in the consolidated statements of operations as financial income or expenses, as appropriate.

The financial statements of a foreign subsidiary whose functional currency has been determined to be its local currency, have been translated into dollars. Assets and liabilities have been translated using the exchange rates in effect at the balance sheet date. Statements of operations amounts have been translated using average rates, which approximates the prevailing exchange rate for each transaction. The resulting translation adjustments are reported as a component of equity in accumulated other comprehensive income (loss).

c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries, in which the Company has a controlling voting interest and entities consolidated under the variable interest entities ("VIE") provisions of  ASC 810, "Consolidation" ("ASC 810"). Inter-company balances and transactions have been eliminated upon consolidation.

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

ASC 810 requires a VIE to be consolidated by the party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) that has both of the following characteristics: a) the power to direct the activities of a VIE that most significantly impact the VIE's economic performance b) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

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

Most of the activity of Gilat Colombia in Colombia consists of operating subsidized projects for the government of Colombia (the "Compartel Projects"). The Compartel Projects were awarded to Gilat's Colombian subsidiaries in 1999 and 2002.

As required by the Compartel Projects' bid documents, the Group established trusts (the "Trusts") and entered into governing Trust Agreements (one for each project awarded) (collectively, the "Trust Agreements"). The Trusts were established for the purpose of holding the network equipment, processing payments to subcontractors, and holding the funds received through the subsidy (the “Subsidy") until they are released in accordance with the terms of the Subsidy and paid to the Group. The Trusts are a mechanism to allow the Colombia government to review amounts to be paid with the Subsidy and verify that such funds are used in accordance with the transaction document of the project and the terms of the Subsidy. The Group generates revenues from the Subsidy, as well as from the use of the network that the Group operates.

The Trusts are considered VIEs and the Group is identified as the primary beneficiary of the Trusts.

Under ASC 810 the Company performs ongoing reassessments of whether it is the primary beneficiary of a VIE. As the assessment of Company's management is that the Company has the power to direct the activities of a VIE that most significantly impact the VIE's activities (it is responsible for establishing and operating the networks), and the obligation to absorb losses of the VIE that could potentially be significant to the VIE and the right to receive benefits from the VIE that could potentially be significant to the VIE economic performance, it was therefore concluded by management that the Company is the primary beneficiary of the Trusts.  As such, the Trusts were consolidated in the financial statements of the Company since their inception.

As of December 2011 and 2010, the Trust's total assets, mainly classified as "Restricted cash held by trustees" and total liabilities, mainly classified as "Short-term advances from customers held by trustees" are consolidated within the financial statements of the Company and amounted to $ 1,555 and $ 1,004, respectively.

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

Short-term restricted cash is primarily invested in certificates of deposit, which mature within one year. As of December 31, 2011, the vast majority of this amount was linked to the dollar. It is used as collateral for the lease of the Group's offices, performance guarantees to customers and loans, and bears weighted average interest rates of 1.29% and 1.64% as of December 31, 2011 and 2010, respectively.

Long-term restricted cash is primarily invested in certificates of deposit, which mature in more than one year. As of December 31, 2011, the vast majority of the amount is linked to the dollar. It bears annual weighted average interest rates of 0.47% and 0.35% as of December 31, 2011 and 2010, respectively. This long-term restricted cash is used as collateral for the lease of the Group's offices, a sale and lease back transaction, performance guarantees to customers and loans.

f.	Restricted cash held by trustees:

As of December 31, 2011 and 2010, short-term restricted cash held by trustees is invested in a savings bank account linked to the Colombian Peso. The restricted cash is being released based upon performance milestones as stipulated in the Group's agreements with the government of Colombia.

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

The Group's investments in other companies are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable in accordance with ASC 323, "Investments - Equity Method and Joint Ventures". Any impairment loss is recognized in the consolidated statements of operations. As of December 31, 2011 and 2010, the investment in these companies was nil.

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

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets as follows:

Years

Buildings	50
Computers, software and electronic equipment	3 - 10
Office furniture and equipment	5 - 17
Vehicles	3 - 7
Leasehold improvements	Over the term of the lease or the useful life of the improvements, whichever is shorter

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

Intangible assets subject to amortization are initially recognized based on the fair value allocated to them, and subsequently stated at amortized cost. The assets are amortized over their estimated useful lives using  the straight line method over an estimated period during which benefits are expected to be received, in accordance with ASC 350, "Intangible - Goodwill and Other" ("ASC 350") as the following weighted average in years:
Years

Technology	7.8
Customer relationships	7
Marketing rights and patents	12.3
In-process research and development	9.5
Backlog	1.1

In accordance with ASC 360, "Property, Plant, and Equipment" ("ASC 360"), the Company's management assessed whether there has been an impairment of the Company's intangible assets during 2011. This was undertaken due to certain indicators of impairment,  mainly the goodwill impairment related to Wavestream. Impairment is considered to exist if total estimated future cash flows on an undiscounted basis are less than the carrying value of the asset or asset group tested for impairment.

Based on the assessment described above, as of December 31, 2011 no impairment losses have been identified. (See also Note 2m).

Deferred charges represent costs related to the deferred revenue. Such costs are charged to the statement of operations when the related revenues are recognized. Deferred charges are presented on the balance sheet under other current assets, if it will be recognized in the statement of operations within a year after the balance sheet date and under intangible assets and deferred charges, if it will be recognized in more than one year after the balance sheet date.

l.	Goodwill:

Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired. Under ASC 350, goodwill is not amortized, but rather is subject to an annual impairment test. Goodwill is tested for impairment at the reporting unit level by comparing the fair value of the reporting unit with its carrying value. The Company performs its annual impairment analysis of goodwill in the fourth quarter of the year, or more often if there are indicators of impairment present. The provisions of ASC 350 require that a two-step impairment test be performed on goodwill at the level of the reporting units. In the first step, or Step 1, the Company compares the fair value of each reporting unit to its carrying value. If the fair value exceeds the carrying value of the net assets, goodwill is considered not impaired, and the Company is not required to perform further testing. If the carrying value of the net assets exceeds the fair value, then the Company must perform the second step, or Step 2, of the impairment test in order to determine the implied fair value of goodwill. To determine the fair value used in Step 1, the Company uses discounted cash flows. If and when the Company is required to perform a Step 2 analysis, determining the fair value of its net assets and its off-balance sheet intangibles would require it to make judgments that involve the use of significant estimates and assumptions.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company determines the fair value of each reporting unit using the Income Approach, which utilizes a discounted cash flow model, as it believes that this approach best approximates the reporting unit's fair value. Judgments and assumptions related to revenue, operating income, future short-term and long-term growth rates, weighted average cost of capital, interest, capital expenditures, cash flows, and market conditions are inherent in developing the discounted cash flow model. The Company considers historical rates and current market conditions when determining the discount and growth rates to use in its analyses. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for its goodwill.

The Company performed its annual impairment test as of December 31, 2011 and recorded goodwill impairment in the total amount of approximately $17,900 in connection with Wavestream reporting unit.  The material assumptions used for the income approach for 2011 were 5 years of projected net cash flows, a discount rate of 12.5% and a long-term growth rate of 4%.

m.	Impairment of long-lived assets and long-lived assets to be disposed of:

The Group's long-lived assets are reviewed for impairment in accordance with ASC 360, "Property, Plant, and Equipment" ("ASC 360"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. Such measurement includes significant estimates. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. However, the carrying amount of a group of assets is not to be reduced below its fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. (See also Note 2k).

In 2011 and 2010, no impairment losses have been identified.

n.	Revenue recognition:

The Group generates revenue mainly from the sale of products and services for satellite-based communications networks. Sale of products includes mainly the sale of VSATs, hubs and amplifiers. Service revenue include access to and communication via satellites ("space segment), installation of network equipment, telephone services, internet services, consulting, on-line network monitoring, network maintenance and repair services. The Group sells its products primarily through its direct sales force and indirectly through resellers or system integrators. Sales consummated by the Group's sales force and sales to resellers or system integrators are considered sales to end-users.

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

In October 2009, the FASB issued Accounting Standards Update (''ASU'') No. 2009-13, ''Multiple-Deliverable Revenue Arrangements'' (''ASU 2009-13''). The new standard changes the requirements for establishing separate units of accounting in a multiple element arrangement and requires the allocation of arrangement consideration to each deliverable to be based on the relative selling price.
The Company adopted this standard as of the beginning of fiscal 2011 on a prospective basis for new and materially modified transaction  originating after January 1, 2011; the effect of the adoption of the new standard on the financial results of the Company for the year ended December 31, 2011, was immaterial. The Company is not able to reasonably estimate the effect of adopting this standard on future financial periods as the impact will vary based on the nature and volume of new or materially modified transactions in any given period.

For 2011 and future periods, pursuant to the guidance of ASU 2009-13, when a sales arrangement contains multiple elements, such as equipment and services,  the Company allocates revenues to each element based on a selling price hierarchy. The selling price for a deliverable is based on its vendor specific objective evidence (''VSOE'') if available, third party evidence (''TPE'') if VSOE is not available, or estimated selling price (''ESP'') if neither VSOE nor TPE is available. In multiple element arrangements, revenues are allocated to each separate unit of accounting for each of the deliverables using the relative selling prices of each of the deliverables in the arrangement based on the aforementioned selling price hierarchy.
Revenue from products under sales-type lease contracts is recognized in accordance with ASC 840, "Leases" ("ASC 840") upon installation or upon delivery, in cases where the customer obtains its own or other's installation services. The net investments in sales-type leases are discounted at the interest rates implicit in the leases. The present values of payments due under sales-type lease contracts are recorded as revenue at the time of shipment or installation, as appropriate. Future interest income is deferred and recognized over the related lease term as financial income.

Revenue from products and services under operating leases of equipment is recognized ratably over the lease period, in accordance with ASC 840.

Deferred revenue represents amounts received by the Group when the criteria for revenue recognition as described above are not met and are included in "Other current liabilities" and "Other long-term liabilities". In general, when deferred revenue is recognized as revenue, the associated deferred charges are also recognized as cost of sales.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Shipping and advertising expenses:

Selling and marketing expenses include shipping expenses in the amounts of $ 2,863, $ 3,945 and $ 2,503 for the years ended December 31, 2011, 2010 and 2009, respectively.

Advertising costs are expensed as incurred. Advertising expenses amounted to $ 1,252, $ 859 and $ 722 for the years ended December 31, 2011, 2010 and 2009, respectively.

p.	Warranty costs:

Generally, the Group provides product warranties for periods between twelve to eighteen months at no extra charge. A provision is recorded for estimated warranty costs based on the Group's experience. Warranty expenses for the years ended December 31, 2011, 2010 and 2009 were immaterial.

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

Research and development grants deducted from research and development expenses amounted to $ 3,375, $ 3,249 and $ 2,311 in 2011, 2010 and 2009, respectively.
s.	Accounting for stock-based compensation:

The Group accounts for stock-based compensation in accordance with ASC 718, "Compensation-Stock Compensation" ("ASC 718"). ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statement of operations.

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

The Group selected the Black-Scholes-Merton option pricing model as the most appropriate fair value method for its stock-options awards and the fair value of restricted share units, or RSUs, based on the market stock price on the date of grant. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements. The expected term of options granted is based upon historical experience and represents the period of time that options granted are expected to be outstanding.  The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Group has historically not paid dividends and has no foreseeable plans to pay dividends.

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

The majority of the Group's cash and cash equivalents, short-term bank deposits, and short-term and long-term restricted cash are invested in dollars with major banks in Israel and in the United States. Such deposits in the United States may be in excess of insured limits and are not insured in Israel and other jurisdictions. Generally, these cash equivalents may be redeemed upon demand and, therefore management believes that they bear lower risk.

The Group also has restricted cash held by trustees, which is invested in Colombian Peso with major banks in Colombia. As of December 31, 2011, restricted cash held by the trustees amounted to $ 1,549. The Group is entitled to receive the restricted cash held by the trustee in stages based upon operational milestones. The cash held in trusts is reflected in the Company's balance sheet as "Restricted cash held by trustees".

Trade receivables, short-term and long-term receivables relating to capital leases and long-term trade receivables of the Group are mainly derived from sales to major customers located in the U.S., Europe, Asia and Asia Pacific, South America and Africa. The Group performs ongoing credit evaluations of its customers and obtains letters of credit and bank guarantees for certain receivables. An allowance for doubtful accounts is determined with respect to specific debts that the Group has determined to be doubtful of collection.

During 2011 and 2010, the Company entered into hedging contracts, with major banks in Israel, in order to hedge portions of its anticipated NIS payroll payments. These contracts are designated as cash flow hedges. Those contracts mature at the time in which the related salary payments are paid. See also Note 2z and Note 7.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

v.	Employee related benefits:

Severance pay:

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

During April and May 2008 (the" transition date"), the Company amended the contracts of most of its Israeli employees so that starting on the transition date, such employees are subject to Section 14 of the Severance Pay Law, 1963 ("Section 14") for severance pay accumulated in periods of employment subsequent to the transition date. In accordance with Section 14, upon termination, the release of the contributed amounts from the fund to the employee shall relieve the Company from any further severance liability and no additional payments shall be made by the Company to the employee. As a result, the related obligation and amounts deposited on behalf of such obligation are not stated on the balance sheet, as the Company is legally released from severance obligation to employees once the amounts have been deposited, and the Company has no further legal ownership of the amounts deposited.

The carrying value for the deposited funds for the Company's employees' severance pay for employment periods prior to April and May 2008 include profits and losses accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to the Israeli Severance Pay Law or labor agreements.

Severance pay expenses for the years ended December 31, 2011, 2010 and 2009, amounted to approximately $ 3,732, $ 2,317 and $ 1,962, respectively.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

401K profit sharing plans:

The Group has a number of savings plans in the United States that qualify under Section 401(k) of the Internal Revenue Code. U.S employees may contribute up to 100% of their pretax salary, but not more than statutory limits. Generally, the Group contributes one dollar for each dollar a participant contributes in this plan, in an amount of up to 3% of salary and in addition, it contributes fifty cents for each dollar a participant contributes in this plan, for an additional 3%. Matching contributions for all the plans were approximately $ 1,230, $ 610 and $ 250 for the years ended 2011, 2010 and 2009, respectively. Matching contributions are invested in proportion to each participant's voluntary contributions in the investment options provided under the plan. Starting April 2009, the Group suspended the matching contribution and it was resumed in February 2010.

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

The fair value of the convertible subordinated notes was determined based on management estimates that incorporate the estimated  market participant expectations of future cash flow and therefore is classified as Level 3. As of December 31, 2011 and 2010, the fair value of the Company's convertible subordinated notes was $ 13,937 and $ 14,043, respectively.

x.	Restructuring Costs:

During 2011, the Company announced that it was implementing a cost reduction plan including the layoff of approximately 30 employees. The Company has accounted for the restructuring plan in accordance with ASC 420, “Exit or Disposal Cost Obligations”. (see also Note 10).

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

y.	Net earnings (loss) per share:

Basic net earnings (loss) per share are computed based on the weighted average number of Ordinary shares outstanding during each period. Diluted net earnings (loss) per share are computed based on the weighted average number of Ordinary shares outstanding during each period, plus dilutive potential Ordinary shares considered outstanding during the period, in accordance with ASC 260, "Earning per Share" ("ASC 260")  (formerly: SFAS No. 128, "Earning per Share"). The total weighted average number of shares related to the outstanding options and warrants excluded from the calculations of diluted net earnings (loss) per share, as they would have been anti-dilutive, was 5,750,076, 3,794,561 and 3,931,824 for the years ended December 31, 2011, 2010 and 2009, respectively.

The following table sets forth the computation of basic and diluted net earnings (loss) per share:

1.	Numerator:

	Year ended December 31,
	2011	2010	2009
Numerator for basic net earnings (loss) per share -
Net income (loss) available to holders of Ordinary shares	$(5,850)	$30,619	$1,878
Less -
Profit from redemption of convertible subordinated notes	-	-	(106)

Numerator for diluted net earnings (loss) per share	$(5,850)	$30,619	$1,772

2.	Denominator (in thousands):

Denominator for basic net earnings (loss) per share -
Weighted average number of shares	40,929	40,467	40,159
Add-employee stock options and convertible subordinated notes	*) -	1,518	1,315

Denominator for diluted net earnings (loss) per share - adjusted weighted average shares assuming exercise of options	40,929	41,985	41,474

*) Anti-dilutive.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

z.	Derivatives and hedging activities:

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

The Company measured the fair value of the contracts in accordance with ASC No. 820, "Fair Value Measurement and Disclosure" ("ASC 820") at Level 2. As of December 31, 2011 the fair value of the hedging instruments amount to a liability of $ 799 which is recorded in "Other current liabilities" in the Company's balance sheet.

aa.	Impact of recently issued accounting pronouncements:

In May 2011, the Financial Accounting Standards Board (FASB) issued ASU 2011-04, "Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs" (ASU 2011-04), which is effective for annual reporting periods beginning after December 15, 2011. This guidance amends certain accounting and disclosure requirements related to fair value measurements. Additional disclosure requirements in the update include: (1) for Level 3 fair value measurements, quantitative information about unobservable inputs used, a description of the valuation processes used by the entity, and a qualitative discussion about the sensitivity of the measurements to changes in the unobservable inputs; (2) for an entity's use of a nonfinancial asset that is different from the asset's highest and best use, the reason for the difference; (3) for financial instruments not measured at fair value but for which disclosure of fair value is required, the fair value hierarchy level in which the fair value measurements were determined; and (4) the disclosure of all transfers between Level 1 and Level 2 of the fair value hierarchy. The Company is currently evaluating ASU 2011-04 and has not yet determined the impact that adoption will have on its consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In June 2011, the FASB issued ASU 2011-05, "Comprehensive Income (Topic 220): Presentation of Comprehensive Income" (ASU 2011-05), which is effective for annual reporting periods beginning after December 15, 2011. Accordingly, the Company will adopt ASU 2011-05 on January 1, 2012. This guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. In addition, items of other comprehensive income that are reclassified to profit or loss are required to be presented separately on the face of the financial statements. This guidance is intended to increase the prominence of other comprehensive income in financial statements by requiring that such amounts be presented either in a single continuous statement of income and comprehensive income or separately in consecutive statements of income and comprehensive income. The Company is currently evaluating ASU 2011-05 and has not yet elected how to present the other comprehensive income on its consolidated financial statements.

In September 2011, the FASB amended the guidance on the annual testing of goodwill for impairment. The amended guidance will allow companies to assess qualitative factors to determine if it is more likely than not that goodwill might be impaired and whether it is necessary to perform the two-step goodwill impairment test required under current accounting standards. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, with early adoption permitted. The adoption of this guidance is not expected to have a material impact on the Company's financial statements.

ab.	Reclassification:

Certain figures have been reclassified to conform to the 2011 presentation. The reclassification had no effect on previously reported net income (loss), equity or cash flows.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:-	INVENTORIES

a.	Inventories are comprised of the following:

	December 31,
	2011	2010

Raw materials, parts and supplies	$11,172	$10,499
Work in progress	1,267	1,193
Finished products	19,494	17,920

	$31,933	$29,612

b.	Inventory write-offs totaled $ 657, $ 1,066 and $ 1,945 in 2011, 2010 and 2009, respectively.

NOTE 4:-	PROPERTY AND EQUIPMENT, NET

a.	Composition of property and equipment, grouped by major classifications, is as follows:

	December 31,
	2011	2010
Cost:

Buildings and land	$95,001	$94,787
Computers, software and electronic equipment	100,920	95,786
Equipment leased to others	78,102	91,838
Office furniture and equipment	10,360	9,863
Vehicles	672	525
Leasehold improvements	8,886	8,276

	293,941	301,075
Accumulated depreciation *)	193,015	197,585

Depreciated cost	$100,926	$103,490

*)	The accumulated depreciation of equipment leased to others as of December 31, 2011 and 2010 is $ 70,015 and $ 82,518, respectively.

b.	Depreciation expenses totaled $12,770, $ 11,500 and $ 11,653 in 2011, 2010 and 2009, respectively.

c.	As for pledges and securities, see also Note 12f.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5:-	INTANGIBLE ASSETS, NET

a.	Composition of intangible assets and deferred charges, grouped by major classifications, is as follows:

	December 31,
	2011	2010

Original amounts:

Technology	$48,003	$48,003
Customer Relationships	5,092	4,466
Marketing Rights and Patents	3,316	3,278
In-process research and development	445	445
Backlog	526	432
Other	3,475	3,596

	60,857	60,220

Accumulated amortization:

Technology	6,986	813
Customer Relationships	859	60
Marketing Rights and Patents	669	466
In-process research and development	38	-
Backlog	472	73
Other	1,906	1,355

	10,930	2,767

	$49,927	$57,453

b.	Amortization expenses amounted to $ 11,351, $ 3,294 and $ 2,856 for the years ended December 31, 2011, 2010 and 2009, respectively.

c.	Estimated amortization expenses for the following years is as follows:

Year ending December 31,

2012	$8,006
2013	7,952
2014	7,289
2015	7,103
2016	7,059
2017 and thereafter	12,518

$49,927

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6:-	COMMITMENTS AND CONTINGENCIES

a.
On March 29, 2001, Spacenet completed a transaction for the sale and leaseback of its corporate headquarters building. The sale price of the property was approximately $ 31,500 net of certain fees and commissions. Concurrently with the sale, Spacenet entered into an operating leaseback contract for a period of fifteen years at an initial annual rent of approximately $ 3,500 plus escalation. The capital gain resulting from the sale and leaseback amounting to $ 5,600 was deferred and is being amortized over the fifteen year term of the lease. In accordance with the lease terms, Spacenet provided a security deposit consisting of a $ 5,000 fully cash collateralized letter of credit for the benefit of the lessor which is being released over the term of the lease agreement. As of December 31, 2011 $ 1,000 was released from this deposit. The lease is accounted for as an operating lease in accordance with ASC 840.

b.	Lease commitments:

Minimum lease commitments of certain subsidiaries under non-cancelable operating lease agreements with respect to premises occupied by them, at rates in effect subsequent to December 31, 2011, are as follows:

	Gross	Receivables	Net
Year ending December 31,	Commitments	from subleases	commitments

2012	$7,327	$1,530	$5,797
2013	6,831	1,159	5,672
2014	6,324	478	5,846
2015	6,174	492	5,682
2016	1,821	84	1,737

	$28,477	$3,743	$24,734

Gross rent expenses and income from subleases were $ 8,021 and $ 1,600, respectively, in 2011, $ 6,071 and $ 1,446, respectively, in 2010, $ 5,704 and $ 1,480, respectively, in 2009.

Out of the above net commitment, $ 1,207 is included as restructuring accrual in other accounts payable and other long-term liabilities as of December 31, 2011. Some of the Group's lease agreements do not include renewal options.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6:-	COMMITMENTS AND CONTINGENCIES (Cont.)

c.	Commitments with respect to space segment services:

Future minimum payments due for space segment services to be rendered subsequent to December 31, 2011, are as follows:

Year ending December 31,

2012	$28,445
2013	13,854
2014	9,336
2015	8,478
2016	7,478
2017 and thereafter	340

$67,931

Space segment services expenses totaled $ 24,120, $ 23,638 and $ 29,512 in 2011, 2010 and 2009, respectively.

d.
In 2011 and 2010, the Company's primary material purchase commitments derived from inventory suppliers. The Company's material inventory purchase commitments are based on purchase orders, or on outstanding agreements with some of the Company's suppliers of inventory. As of December 31, 2011 and 2010, the Company's major outstanding inventory purchase commitments amounted to $22,567 and $ 18,881, respectively, all of which were orders placed or commitments made in the ordinary course of its business. As of December 31, 2011 and 2010, $ 7,324 and $ 9,709, respectively, of these orders and commitments, were from suppliers which can be considered sole or limited in number.

e.	Legal and tax contingencies:

1.
In September 2003, Nova Mobilcom S.A. ("Mobilcom"), filed a lawsuit against Gilat do Brasil for specific performance of a Memorandum of Understandings which provided for the sale of Gilat do Brasil, and specifically the GESAC project, a government education project awarded to Gilat do Brazil, to Mobilcom for an unspecified amount. The court ruled in favor of Gilat. Nova Mobilcom filed an appeal to the State Court of Appeals to which the Group replied. The case is currently awaiting the ruling of the Court. The Group does not believe that this claim has any merit.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6:-	COMMITMENTS AND CONTINGENCIES (Cont.)

2.
In 2003, the Brazilian tax authority filed a claim against a subsidiary of Spacenet in Brazil, for alleged taxes due of approximately $ 4,000. In January 2004 and December 2005, the subsidiary filed its administrative defense which was denied by the first and second level courts, respectively. In September 2006, the subsidiary filed an annulment action seeking judicial cancellation of the claim. In May 2009, the subsidiary received notice of the court's first level decision which cancelled a significant part of the claim but upheld two items of the assessment. Under this new decision, the subsidiary's liability was reduced to approximately $ 1,530. This decision has been appealed by both the subsidiary and the State tax authorities and is pending judgment by the São Paulo Court of Appeals. As of December 31, 2011, the subsidiary faces a tax exposure of approximately $ 13,935 (the amount has increased due to interest and exchange rate differences).

3.
In November 2009, a lawsuit was filed in the Central District Court in Israel by eight individuals and Israeli companies against the Company, all of its directors and its 20% shareholder, York Capital Management, and its affiliates. The plaintiffs claim damages based on the amounts they would have been paid had a merger agreement signed on March 31, 2008 with a consortium of buyers closed. On October 24, 2010 the Group filed its defense. The parties have completed testimony and will submit written summaries, after which the Court will hear oral argument on July 17, 2012. The lawsuit, seeking damages of approximately $ 12,400, is similar to the lawsuit and motion for its approval as a class action proceeding previously filed by the same group of Israeli shareholders in October 2008. The October 2008 lawsuit and motion were withdrawn by the plaintiffs in July 2009 at the recommendation of the Court, which questioned the basis for the lawsuit.

The Company and its independent legal counsel believe the claims are completely without merit, and that the lawsuit is without basis. The Company intends to use all legal means necessary to protect and defend the Company and its directors.

4.
In December 2010, a lawsuit was filed against the Group in the Superior Court in Orange County, California by STM Group Inc. and Emil Youssefzadeh claiming damages for tortuous interference with contract and defamation for alleged actions in Peru.  The complaint seeks damages of approximately $6,000 in connection with the contract claim by STM Group, an unstated amount by Mr. Youssefzadeh, and exemplary damages and costs. The action was removed to the US District Court for the Central District of California and in March 2011, the Group moved to dismiss the complaint on several grounds. The court granted the Group's motion and in August 2011, the STM Group filed an order of dismissal. The STM Group may seek to bring an action in Peru against the Group.

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

6.
The Group has accrued $ 10,728 and $ 14,507 as of December 31, 2011 and 2010, respectively, for the expected implications of such legal and tax contingencies. These accruals are comprised of $ 9,649 and $ 12,309 of tax related accruals as of December 31, 2011 and 2010, respectively, and $ 1,079 and $ 2,198 of legal and other accruals as of December 31, 2011 and 2010, respectively. The accruals related to tax contingencies have been assessed by the Group's management based on the advice of outside legal and tax advisers. The total estimated exposure for the aforementioned tax related accruals is $ 29,726 and $ 22,871 as of December 31, 2011 and 2010, respectively. The estimated exposure for legal and other related accruals is $ 4,450 and $ 6,907 as of December 31, 2011 and 2010, respectively.

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

The exposures and provisions related to income taxes have been assessed and provided for in accordance with ASC 740-10. Liabilities related to legal proceedings, demands and claims and other taxes are recorded in accordance with ASC 450, "Contingencies" ("ASC 450") (formerly: SFAS No. 5, "Accounting for Contingencies"), when it is probable that a liability has been incurred and the associated amount can be reasonably estimated. The Group's management, based on its legal counsels' opinions', believes that it had provided an adequate accrual to cover the costs to resolve the aforementioned legal proceedings, demands and claims.

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

As of December 31, 2011, the aggregate amount of bank guarantees outstanding in order to secure the Group's various performance obligations was $ 9,306, including an aggregate of $ 5,052 on behalf of the subsidiary in Peru. The Group has restricted cash as collateral for these guarantees in an amount of $ 1,125.

In order to guarantee the Group's performance obligations for its Colombian activities, the Group secured insurance from a local insurance company in Colombia. The Group has provided the insurance company with various corporate guarantees, guaranteeing the Group's performance and its employee salary and benefit costs in excess of approximately $ 37,700 and $ 8,600, respectively.

In addition, the Group has provided bank guarantees for certain leases throughout the world for an aggregate amount of $ 4,183. The Group has restricted cash as collateral for these guarantees in an amount of $ 4,183. The Group also provided other guarantees of $ 3,453 as of December 31, 2011, with $ 3,350 restricted cash as collateral for these guarantees.

In accordance with ASC 460, "Guarantees" ("ASC 460"), as the guarantees above are performance guarantees for the Group's own performance, such guarantees are excluded from the scope of ASC 460. The Group has not recorded any liability for such amounts, since the Group expects that its performance will be acceptable. To date, no guarantees have ever been exercised against the Group.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:-	HEDGING INSTRUMENTS

To protect against changes in value of forecasted foreign currency cash flows resulting from salaries and other payments that are denominated in NIS, the Company has entered into foreign currency forward contracts. These contracts are designated as cash flows hedges, as defined by ASC 815, as amended, and are considered highly effective as hedges of these expenses.

During the years ended December 31, 2011 and 2010, the Company recognized net income (loss) of $ (146) and $ 1,023, respectively, related to the effective portion of its hedging instruments. The effective portion of the hedged instruments has been included as an offset (addition) of payroll expenses and other operating expenses in the statement of operations.

The ineffective portion of the hedged instrument amounted to $ (8), $ 6 and $ 87 during the years ended December 31, 2011, 2010 and 2009, respectively and has been recorded as financial income (loss).

In accordance with ASC 820, foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments. As of December 31, 2011 the fair value of the hedging instruments in the Company's balance sheet constitute a liability of approximately $ 799. As of December 31, 2010 the Company did not have any hedging instruments in the balance sheet.

NOTE 8:-	EQUITY

a.	Share capital:

Ordinary shares confer upon their holders voting rights, the right to receive cash dividends and the right to share in excess assets upon liquidation of the Company.

b.	Stock Option Plans:

The Company adopted ASC 718 (formerly SFAS 123(R)) using the modified prospective transition method, which requires the application of the accounting standard starting from January 1, 2006, the first day of the Company's fiscal year 2006. Under that transition method, compensation cost recognized in the years ended December 31, 2011, 2010 and 2009 includes compensation cost for all stock-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of ASC 718.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:-	EQUITY (Cont.)

The Company recognizes compensation expenses based on the straight line method over the requisite service period of each of the awards.

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

In 2005, the Company's shareholders approved two increases in the number of options available for grant under the 2003 Plan for an aggregate of 4,635,000 shares to a total of 6,135,000 shares available for future grants. As of December 31, 2011, an aggregate of 77,420 shares of the Company are still available for future grants under the 2003 Plan.

The exercise price per share under the 1995 Plan was not less than the market price of an Ordinary share at the date of grant. The exercise price per share under the 2003 Plan is the higher of (i) $ 5.00 per share; and (ii) the market value of the shares as of the date of the option grant, unless otherwise provided in the stock option agreement.

In December 2005, the Company's shareholders approved the adoption of a new plan, the 2005 Plan with 1,500,000 shares or stock options available for grant. This Plan is designed to enable the Company's Board of Directors to determine various forms of incentives for all forms of service providers and, when necessary, adopt a sub-plan in order to grant specific incentives. Among the incentives that may be adopted are share options, performance share awards, performance share unit awards, restricted shares, restricted share unit awards and other stock-based awards. In October 2008, the Company's Board of Directors approved the adoption of a sub-plan to enable qualified optionees certain tax benefits under the Israeli Income Tax Ordinance. As of December 31, 2011, the Company granted 50,000 performance based options under the 2005 Plan, based on attaining sales target conditions, which are outstanding as of December 31, 2011 and 2010. As of December 31, 2011, the Company did not record any expenses relating to these options since achievement of the sales target is not expected.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:-	EQUITY (Cont.)

As of December 31, 2011, an aggregate of 58,939 shares of the Company are still available for future grants under the 2005 Plan.

In October 2008, the compensation stock option committee of the Company's Board of Directors approved the adoption of a new plan, the 2008 Plan with 1,000,000 shares or stock options available for grant and a sub-plan to enable qualified optionees certain tax benefits under the Israeli Income Tax Ordinance. Among the incentives that may be adopted are share options, performance share awards, performance share unit awards, restricted shares, restricted share unit awards and other stock-based awards. In October 2010 the Company's Board of Directors approved an increase in the number of shares or stock options available for grant under the 2008 Plan for 1,000,000 shares to a total of 2,000,000 shares available for future grants. As of December 31, 2011, an aggregate of 283,188 shares of the Company are still available for future grants under the 2008 Plan.

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

The expected option term represents the period that the Company's stock options are expected to be outstanding and are based on historical incidence of exercise of options. The expected term of options granted is based upon historical experience complying with SAB 110. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	EQUITY (Cont.)

Options granted to Employees and Non-employees

The fair value of the Company's stock options granted to employees for the years ended December 31, 2011, 2010 and 2009 was estimated using the following weighted average assumptions:

	Year ended December 31,
	2011	2010	*) 2009

Risk free interest	0.99%	1.70%	-
Dividend yields	0%	0%	-
Volatility	44%	45%	-
Expected term (in years)	5	4.75	-

*)       No options were granted during the year ended December 31, 2009.

No options were granted to non-employees during the years ended December 31, 2011 and 2009. The fair value of the Company's stock options granted to non-employees as of December 31, 2011 was estimated using the following weighted average assumptions: risk free interest of 1.16%. dividend yield of 0%, volatility of 44% and expected term of 5.3 years.

A summary of employee option balances under the Plans as of December 31, 2011 and changes during the year ended December 31, 2011 are as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value (in thousands)

Outstanding at January 1, 2011	4,204,114	$6.5	4.6	$610
Granted	900,000	$4.2
Exercised	-
Expired	(37,937)	$82.1
Forfeited	(69,739)	$8.2

Outstanding at December 31, 2011	4,996,438	$4.5	4.0	$28

Exercisable at December 31, 2011	4,030,521	$5.8	3.6	$-

Vested and expected to vest at December 31, 2011	4,889,438	$5.5	4.0	$26

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	EQUITY (Cont.)

A summary of employee option balances under the Plans as of December 31, 2010 and 2009 and changes during the years ended on those dates are as follows:

	Year ended December 31,
	2010		2009
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Options outstanding at beginning of year	4,187,555	$6.8	4,293,624	$7.2
Granted	60,000	$4.8	-	-
Exercised	(3,000)	$5.3	-	-
Expired	(592)	$1,113.3	(1,167)	$1,050.1
Forfeited	(39,849)	$14.5	(104,902)	$14.2

Options outstanding at end of year	4,204,114	$6.5	4,187,555	$6.8

Options exercisable at end of year	3,903,132	$6.6	3,691,382	$7.0

A summary of non-employee option balances under the Plans as of December 31, 2011 and changes during the year ended December 31, 2011 are as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value (in thousands)

Outstanding at January 1, 2011	365,000	$6.0	6.3	$-
Granted	-
Exercised	-
Expired	-
Forfeited	-

Outstanding at December 31, 2011	365,000	$6.0	5.3	$-

Exercisable at December 31, 2011	178,188	$6.0	5.3	$-

Vested and expected to vest at December 31, 2011	187,863	$6.0	5.3	$-

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	EQUITY (Cont.)

A summary of non-employee option balances under the Plans as of December 31, 2010 and 2009 and changes during the years ended on those dates are as follows:

	Year ended December 31,
	2010		2009
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Options outstanding at beginning of year	-		-
Granted	365,000	$6.0	-
Exercised	-		-
Expired	-		-
Forfeited	-		-

Options outstanding at end of year	365,000	$6.0	-	-

Options exercisable at end of year	54,728	$6.0	-	-

No options were granted to non-employees during the year ended December 31, 2009.

The weighted-average grant-date fair value of options granted to employees during the years ended December 31, 2011 and 2010 was $ 1.46 and $ 1.93, respectively. The weighted-average grant-date fair value of options granted to non-employees during the year ended December 31, 2010 was $ 2.82. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing stock price on the last trading day of the year 2011 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2011. These amounts changes based on the fair market value of the Company's stock. Total intrinsic value of options exercised for the years ended December 31, 2011, 2010 and 2009 was approximately nil, $ 1 and nil, respectively.

Total grant-date fair value of options and RSUs granted to employees that vested during the years ended December 31, 2011, 2010 and 2009 was approximately $ 1,713, $ 1,444 and $ 861, respectively.

Total grant-date fair value of options and RSUs granted to consultants that vested during the years ended December 31, 2011, 2010 and 2009 was approximately $ 371, $ 179 and $ 8, respectively.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	EQUITY (Cont.)

The outstanding and exercisable options granted to employees under the Company's Stock Option Plans as of December 31, 2011, have been separated into ranges of exercise price as follows:

	Options	Weighted		Options	Weighted
	outstanding	average	Weighted	exercisable	average exercise
Ranges of	as of	remaining	Average	as of	price of
Exercise	December 31,	contractual	Exercise	December 31,	exercisable
Price	2011	life (years)	Price	2011	options

$3.88 - 5.77	4,477,850	4.2	$5.2	3,561,933	$5.4
$5.97 - 8.11	509,650	2.9	$7.2	459,650	$7.1

$9.2 - 79	8,938	0.2	$77.6	8,938	$77.6

	4,996,438	4.0	$5.5	4,030,521	$5.8

The outstanding and exercisable options granted to non-employees under the Company's Stock Option Plans as of December 31, 2011, have been separated into ranges of exercise price as follows:

	Options	Weighted		Options	Weighted
	outstanding	average	Weighted	exercisable	average exercise
Ranges of	as of	remaining	Average	as of	price of
Exercise	December 31,	contractual	Exercise	December 31,	exercisable
Price	2011	life (years)	Price	2011	options

$5.65-6.15	365,000	5.3	$6.0	178,188	$6.0

Restricted Share Units ("RSUs") granted to Employees and Non-employees

The fair value of RSUs is estimated based on the market value of the Company's stock on the date of the award.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	EQUITY (Cont.)

During 2011, 2010 and 2009, the Company granted 132,000, 597,000 and 65,000 RSUs, respectively. The entitlement to these RSUs vests over a four-year period (15%, 25%, 30% and 30% each year, respectively) in quarterly batches. The following table summarizes information regarding the number of RSUs issued and outstanding as of December 31, 2011, 2010 and 2009 and changes during the years ended on those dates:

Employees:

	Year ended December 31,
	2011		2010		2009
	Number of RSUs	Weighted average grant date fair value	Number of RSUs	Weighted average grant date fair value	Number of RSUs	Weighted average grant date fair value

RSUs outstanding at the beginning of the year	1,326,433	$3.8	1,225,025	$3.2	1,455,000	$2.7
Granted	132,000	$4.2	567,000	$5.5	65,000	$3.3
Vested	(473,973)	$3.3	(417,029)	$2.9	(220,724)	$2.7
Forfeited	(138,313)	$4.0	(48,563)	$2.7	(74,251)	$2.7

RSUs outstanding at the end of the year	846,147	$4.2	1,326,433	$3.8	1,225,025	$2.7

Non-employees:

	Year ended December 31,
	2011		2010		2009
	Number of RSUs	Weighted average grant date fair value	Number of RSUs	Weighted average grant date fair value	Number of RSUs	Weighted average grant date fair value

RSUs outstanding at the beginning of the year	42,000	$4.5	17,000	$2.7	20,000	$2.7
Granted	-	$-	30,000	$5.2	-	$-
Vested	(9,750)	$3.6	(5,000)	$2.7	(3,000)	$2.7
Forfeited	-	$-	-	$-	-	$-

RSUs outstanding at the end of the year	32,250	$4.7	42,000	$4.5	17,000	$2.7

Additional Stock-based Compensation Data

As of December 31, 2011, there was approximately $ 4,514 of total unrecognized compensation costs related to non-vested stock-based compensation arrangements granted to employees under the Plans and approximately $ 138 of total unrecognized compensation costs related to non-vested stock-based compensation arrangements granted to non-employees under the Plans. The cost related to employees and non-employees are expected to be recognized over a weighted-average period of 1.5 years each.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	EQUITY (Cont.)

c.
In October 2011, the Company granted 400,000 stock options to its Chief Executive Officer ("CEO") elect (such service commencing at January 1, 2012) at an exercise price of $ 3.88 per share. These options vest over a four-year period (15%, 25%, 30% and 30% each year, respectively) in quarterly batches. The fair value of these options was estimated at $ 580, using the Black-Scholes option-pricing valuation model which is expected to be recognized over a weighted-average period of 2.38 years. These grants are included in the above table.

In December 2011, the Company granted 500,000 stock options to its Chairman of the Board of Directors and CEO (as of January 1, 2012 he ceased to be CEO) and the other members of the Board of Directors at an exercise price of $ 4.5425 per share. These options vest ratably, each quarter, over a three-year period. The fair value of these options was estimated at $ 656, using the Black-Scholes option-pricing valuation model which is expected to be recognized over a weighted-average period of 1.42 years. These grants are included in the above tables.

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

In 2003, the Company issued the 4.00% Convertible Subordinated Notes due 2012. The Company pays interest on notes semi-annually in arrears on April 1 and October 1 of each year, beginning on April 1, 2005. The Company is committed the total remaining principal amount at maturity. The notes are convertible at the option of the holder into the Company's Ordinary shares at a conversion price of $ 17.40 per Ordinary share at any time before close of business on October 1, 2012, unless the notes have been converted pursuant to a mandatory conversion clause as defined in the indenture for the notes. Since January 1, 2005, the Company may, at its option, require the conversion right to be exercised under certain circumstances set forth in the indenture. During the years ended December 2011 and 2010, $9 and $ 1, respectively, of the notes were converted. In addition, during 2009 the Company redeemed $ 248 of the notes. The collateral for the notes is a second priority security interest consisting of a floating charge on all of the Company's assets and a pledge of all on the shares of Spacenet, a wholly owned subsidiary of the Company.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:-	CONVERTIBLE SUBORDINATED NOTES (Cont.)

The interest of the holders of the notes in the collateral is subordinated to the security interest granted for the benefit of lending banks. As of December 31, 2011 and 2010, the outstanding amount of the notes is $ 14,374 and $ 15,219, respectively. As of December 31, 2011, the total outstanding amount was classified as "Current maturities of long-term loans and convertible subordinated notes".

The balance of the notes results from debt restructurings that occurred in 2003. The debt restructurings were accounted for as troubled debt restructuring on the basis of combination of types of restructuring and on the basis of modification of terms pursuant to ASC 470, "Debt" ("ASC 470") and ASC 310, "Receivables" ("ASC 310") and ASC 470-50-45-1. Accordingly, the Company recognized a gain in 2003. As part of the accounting for the troubled debt restructurings, the Company accrued to the balance of the notes the remaining future interest payable until maturity, presented as a separate line item in the balance sheet. Therefore, at each reporting date the liabilities include both principal and all future remaining interest payments. Consequently, though the Company pays periodical interest payments, the statement of operations does not reflect the costs of such interest payments.

NOTE 10:-	RESTRUCTURING COST

During the fourth quarter of 2011, the Company initiated a restructuring plan to improve its operating efficiency at its various operating sites and to reduce its operating expenses for 2012. As a result of the restructuring plan the Company recognized an expense of $ 1,037 for employee contract termination costs on its statement of operations included at "Impairment of goodwill and restructuring costs" for the year ended December 31, 2011. As of December 31, 2011, $ 13 of restructuring expenses were paid in connection with the above restructuring plan. The Company anticipates that the remaining accrued restructuring balance of $ 1,024 will be paid out in cash through fiscal year 2012.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	TAXES ON INCOME

a.	ASC 740-10:

Interest associated with uncertain tax position is classified as financial expenses in the financial statements and penalties as general and administrative expenses.

A reconciliation of the beginning and ending amount of unrecognized tax positions is as follows:

	December 31,
	2011	2010

Balance at beginning of year	$7,633	$8,264
Increases related to current year tax positions		669
Increase (decrease) related to prior year tax positions, net	(1,841)	(1,300)

Balance at the end of year	$5,792	$7,633

The unrecognized tax benefits include accrued penalties and interest of $ 3,207 and $ 4,068 at December 31, 2011 and 2010, respectively. During the years ended December 31, 2011, and 2010, the Group recorded expenses of $ 861, and $ 163 for penalties and interest, respectively. The unrecognized tax benefits as of December 31, 2011 and 2010 would, if recognized, reduce the annual effective tax rate.

The Group does not expect a reversal of unrecognized tax benefits in the next 12 months.

The Company and its subsidiaries file income tax returns in Israel and in other jurisdictions of its subsidiaries. As of December 31, 2011, the tax returns of the Company and its main subsidiaries are open to examination by the tax authorities for the tax years 2003 through 2011.

The Israeli tax authority has started assessment audit procedure with respect to FY 2007 - 2009.

b.	Corporate tax rates:

The regular corporate tax rate in Israel was 24% in 2011, compared with 25% in 2010, and 26% in 2009. This rate increased to 25% from January 1, 2012 and onwards.

c.
Tax benefits under the Law for the Encouragement of Capital Investments, 1959 ("the Law"):

The Company has been granted an "Approved Enterprise" status, under the Law, for nine investment programs in the alternative program, by the Israeli Government. The period of benefits for the nine programs has expired.

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

Tax benefits are available under the Amendment to production facilities, which are generally required to derive more than 25% of the Company's business income from export. The Amendment states that a company must make an investment of a minimum amount in the acquisition of productive assets such as machinery and equipment. Such investment may be made over a period of no more than three years ending at the end of the year in which the company requested to have the tax benefits apply to the Beneficiary Enterprise (the "Year of Election"). A facility that is approved under the Amendment is called a "Beneficiary Enterprise".

The company was eligible under the terms of minimum qualifying investment and elected 2005 as the Year of Election.

The duration of tax benefits is subject to a limitation of the earlier of 7-10 years from the Commencement Year, or 12 years from the first day of the Year of Election. The period of benefits of the Benefitted Enterprise will expire in 2017. As of December 31, 2011, the Company did not generate income under the provisions of the Amendment.

The tax benefits includes exemption from corporate tax on undistributed income for a period of two to ten years, depending on the geographic location of the Benefitted Enterprise within Israel, and a reduced corporate tax rate of 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in the company.

On January 1, 2011, new legislation that constitutes a major amendment to the Investment Law was enacted (the "Amendment Legislation"). Under the Amendment Legislation, a uniform rate of corporate tax would apply to all qualified income of certain Industrial Companies, as opposed to the current law's incentives that are limited to income from "beneficiary Enterprises" during their benefits period. According to the new law, the uniform tax rate will be 10% in areas in Israel designated as Development Zone A and 15% elsewhere in Israel during 2011-2012, 7% and 12.5%, respectively, in 2013-2014,  6% and 12%, respectively, thereafter. The profits of these Industrial Companies would be freely distributable as dividends, subject to a 15% withholding tax (or lower, under an applicable tax treaty). The Company is not located in Development Zone A.

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

The Company does not expect to pay any cash dividends. In the event of distribution of dividends from the above mentioned tax exempt income, the amount distributed would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative program of benefits (depending on the level of foreign investment in the Company), currently between 10% to 25% for an Benefitted Enterprise.

Income from sources other than a "Beneficiary Enterprise" during the benefit period is subject to tax at the regular corporate tax rate (25% from January 1, 2012 and onwards).

d.	Non-Israeli subsidiaries:

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

e.	Carryforward tax losses and credits:

As of December 31, 2011, the Company had operating loss carry forwards for Israeli income tax purposes of approximately $ 62,000, which may be offset indefinitely against future taxable income.

The Company's U.S. subsidiaries had carryforward tax losses of approximately $ 256,000 as of December 31, 2011. Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of Internal Revenue Code of 1986 and similar state provisions. The annual limitations may result in the expiration of net operating loss before utilization. In the U.S, carryforward tax losses can be utilized within 20 years.

The Group has carryforward tax losses relating to other subsidiaries in Europe and Latin America of approximately $ 26,000 and $ 35,000, as of December 31, 2011 respectively.

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

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Groups' deferred tax liabilities and assets are as follows:

		December 31,
		2011	2010
1.	Provided in respect of the following:

	Carryforward tax losses	$120,253	$130,110
	Temporary differences relating to property, equipment and intangibles	7,990	10,762
	Other	14,202	14,903

	Gross deferred tax assets	142,445	155,775

	Valuation allowance	(131,944)	(143,100)

	Net deferred tax assets	10,501	12,675

	Gross deferred tax liabilities
	Temporary differences relating to property, equipment and intangibles	(16,091)	(19,180)
	Other	(724)	-

		(16,815)	(19,180)

	Net deferred tax liabilities	$(6,314)	$(6,505)

	Domestic	$-	$-

	Foreign	(6,314)	(6,505)

		$(6,314)	$(6,505)

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	TAXES ON INCOME (Cont.)

		December 31,
		2011	2010

2.	Deferred taxes are included in the consolidated balance sheets, as follows:

	Current assets	$55	$1,462

	Non-current assets	-	485

	Current liabilities	(20)	(326)

	Non-current liabilities	(6,349)	(8,126)

		$(6,314)	$(6,505)

3.
As of December 31, 2011, the Group decreased the valuation allowance by approximately $ 11,156, resulting from changes in other temporary differences and from carryforward tax losses. Management currently believes that it is more likely than not that the deferred tax regarding the loss carryforwards and other temporary differences for which valuation allowance was provided will not be realized in the foreseeable future.

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

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	TAXES ON INCOME (Cont.)

g.	Reconciling items between the statutory tax rate of the Company and the effective tax rate:

	Year ended December 31,
	2011	2010	2009

Income (loss) before taxes, as reported in the consolidated statements of operations	$(6,193)	$30,630	$2,782

Statutory tax rate	24%	25%	26%

Theoretical tax expenses (income) on the above amount at the Israeli statutory tax rate	$(1,486)	$7,660	$723
Currency differences	1,673	(394)	(107)
Tax adjustment in respect of different tax rates and "Approved Enterprise" status	(2,647)	(568)	3,413
Changes in valuation allowance	(11,156)	1,784	(5,365)
Taxes in respect of prior years	(513)	(416)	(315)
Stock compensation relating to options per ASC 718 (formerly: SFAS 123(R))	292	247	159
Changes in valuation allowance related to Capital gains	(1,428)	(10,020)	-
Forfeiture of carry forward tax losses	8,281	-	-
Wavestream goodwill impairment and earn out reversal, net	5,851	-	-
Nondeductible expenses related to acquisitions	-	1,472	-
Nondeductible expenses and other differences	790	246	2,396

	$(343)	$11	$904

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	TAXES ON INCOME (Cont.)

h.	Taxes on income included in the consolidated statements of operations:

	Year ended December 31,
	2011	2010	2009

Current year	$612	$677	$227
Prior years	(513)	(416)	(315)
Deferred income taxes	(442)	(250)	992

	$(343)	$11	$904

Domestic	$66	$31	$(946)
Foreign	(409)	(20)	1,850

	$(343)	$11	$904

i.	Income (loss) before taxes on income from continuing operations:

	Year ended December 31,
	2011	2010	2009

Domestic	$4,294	$40,680	$(1,947)
Foreign	(10,487)	(10,050)	4,729

	$(6,193)	$30,630	$2,782

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	SUPPLEMENTARY BALANCE SHEET INFORMATION

a.	Other current assets:

	December 31,
	2011	2010

Receivables in respect of capital leases (see c below)	$3,129	$1,945
VAT receivables	2,428	1,588
Prepaid expenses	3,404	2,968
Deferred charges	7,989	6,559
Tax receivables	1,582	857
Employees	118	140
Income receivable	1,155	898
Advance payments to suppliers	1,268	1,613
Short term deferred taxes	55	1,462
Receivables from aborted merger	2,750	2,750
Adjustment to Wavestream purchase price	-	1,030
Other	1,889	1,163

	$25,767	$22,973

b.	Long-term trade receivables, receivables in respect of capital leases and other receivables:

	December 31,
	2011	2010

Long-term receivables in respect of capital leases (see c below)	$20,127	$5,947
Long-term deferred taxes	-	484
Other receivables	92	107

	$20,219	$6,538

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	SUPPLEMENTARY BALANCE SHEET INFORMATION (Cont.)

c.	Receivables in respect of capital and operating leases:

The Group's contracts with customers contain long-term commitments, for remaining periods ranging from one to ten years, to provide network services, equipment, installation and maintenance.

The aggregate minimum future payments to be received by the Group under these contracts as of December 31, 2011, are as follows (including unearned interest income in the amount of $ 7,571):

Capital
Year ending December 31,	lease

2012	$3,129
2013	2,988
2014	2,947
2015	2,814
2016	2,687
2017 and after	16,261

$$30,826

The net investments in capital lease receivables as of December 31, 2011, are $ 23,255. Total revenue from capital and operating leases amounted to $ 15,064, $ 8,868 and $ 6,018 in the years ended December 31, 2011, 2010 and 2009, respectively.

d.	Short-term bank credit:

The following is classified by currency and interest rates:

	Weighted average interest rate
	December 31,		December 31,
	2011	2010	2011	2010
	%
In dollars	4.0	4.5	$2,971	$2,129

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	SUPPLEMENTARY BALANCE SHEET INFORMATION (Cont.)

e.	Other current liabilities:

	December 31,
	2011	2010

Deferred revenue	$12,129	$10,441
Payroll and related employee accruals	7,613	7,947
Government authorities	2,472	4,452
Advances from customers	4,279	5,865
Provision for vacation pay	5,922	6,151
Capital lease	800	970
Hedging Instruments	799	-
Other	2,750	3,849

	$36,764	$39,675

f.	Long-term loans:

		Interest rate for			December 31,
		2011	2010		2011	2010
	Linkage	%	%	Maturity

Loans from banks:
(a)	U.S.dollar	4.77%	4.77%	2012-2022	$40,000	$40,000
(b)	Euro	LIBOR +2.75%	6.3%	2001-2020	4,350	5,399
(c)	Euro	7.9%	7.9%	2012-2017	652	757
Other loans:	U.S.dollar / NIS	6%	10% / 6%	2011-2014	69	392

					45,071	46,548
Less - current maturities					4,718	1,346

					$40,353	$45,202

(a)
The Company entered into a loan agreement with an Israeli bank. The loan is secured initially by a floating charge on the assets of the Company which will be converted to a negative pledge in October 2012, and is further secured by a fixed pledge (mortgage) on the Company's real estate in Israel. In addition, there are financial covenants associated with the loan. As of December 31, 2011 the Company's management believes it is in compliance with these covenants.

As part of the loan agreement, the Company also received a credit line of $ 5,000 from the bank. As of December 31, 2011, the Company used approximately $ 3,119 of this credit line.

(b)
A Dutch subsidiary of the Company entered into a mortgage and loan agreement with a German bank. The amount of the mortgage as of December 31, 2011, is collateralized by the subsidiary's facilities in Germany.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	SUPPLEMENTARY BALANCE SHEET INFORMATION (Cont.)

(c)	Raysat BG entered into a mortgage business loan with a Bulgarian bank. The amount of the mortgage as of December 31, 2011, is collateralized by Raysat BG building in Bulgaria.

g.	Long-term debt maturities for loans after December 31, 2011, are as follows:

Year ending December 31,

2012	$4,718
2013	4,616
2014	4,687
2015	4,633
2016	4,643
2017 and after	21,774

$45,071

Interest expenses on the long-term loans amounted to $ 2,318, $ 626 and $ 708 for the years ended December 31, 2011, 2010 and 2009, respectively.

h.	As for the convertible subordinated notes, see Note 9.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	SUPPLEMENTARY BALANCE SHEET INFORMATION (Cont.)

i.	Other long-term liabilities:

	December 31,
	2011	2010

Deferred revenue	$1,372	$1,878
Space segment	750	1,000
Restructuring charge (mainly termination of lease commitments)	811	1,080
Long-term tax accrual	6,265	7,592
Long term deferred taxes	6,349	8,126
Deferred income	6,080	6,730
Contingent consideration	469	2,539
Capital lease	-	777
Other	3,245	2,956

	$25,341	$32,678

NOTE 13:-	SELECTED STATEMENTS OF OPERATIONS DATA

a.	Research and development expenses, net:

	Year ended December 31,
	2011	2010	2009

Total cost	$35,076	$22,194	$16,281
Less:
Non-royalty-bearing grants	3,375	3,249	2,311

Total research and development expenses, net	$31,701	$18,945	$13,970

b.	Allowance for doubtful accounts:

Balance at beginning of year	$5,774	$6,278	$4,370
Increase during the year	2,372	647	2,404
Amounts collected	(557)	(311)	-
Write-off of bad debts	(2,949)	(840)	(496)

Balance at the end of year	$4,640	$5,774	$6,278

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-	SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)

c.	Financial income (expenses), net:

	Year ended December 31,
	2011	2010	2009

Income:
Interest on cash equivalents, bank deposits, restricted cash and accretion of discounts of held-to-maturity marketable securities	$1,099	$1,072	$2,745
Interest with respect to capital lease	1,115	272	675
Other	438	367	1,206

	2,652	1,711	4,626
Expenses:
Interest with respect to short-term bank credit and other	241	17	370
Interest with respect to long-term loans	2,719	924	708
Other	1,623	1,327	2,498

	4,583	2,268	3,576

Total financial income (expenses), net	$(1,931)	$(557)	$1,050

d.	Other income:

	Year ended December 31,
	2011	2010	2009

Sale of an investment which previously had been written off	$3,034	$24,314	$2,597
Settlement agreements relating to the aborted Agreement and Plan of Merger	2,617	13,314	-
Adjustments to the fair value of the contingent consideration relating to Wavestream's acquisition	2,539	-	-
Other	(116)	(268)	(201)

	$8,074	$37,360	$2,396

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-	CUSTOMERS, GEOGRAPHIC AND SEGMENT INFORMATION

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

Spacenet: Spacenet's business consists of business activity as an operator of communications networks for the provision of telephony, data and Internet services to its customers, primarily in the Americas. The charges to customers for networking services vary with the type of operations provided, the length of the contract, the amount of satellite capacity and the types of technologies and protocols employed.

Wavestream: Wavestream's business provides high power SSPA and BUCs with field-proven, high performance solutions designed for mobile and fixed Satcom systems worldwide, primarily in the defense market.

a.	Information on the reportable segments:

1.	The measurement of the reportable operating segments is based on the same accounting principles applied in these financial statements.

2.	When reported by segment, the results of Gilat Worldwide (consisting of Gilat International and Gilat Peru & Colombia), Spacenet and Wavestream are presented based upon intercompany transfer prices.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-	CUSTOMERS, GEOGRAPHIC AND SEGMENT INFORMATION (Cont.)

3.	Financial data relating to reportable operating segments:

	Year ended December 31, 2011
	Gilat Worldwide
	Gilat International	Gilat Peru & Colombia	Spacenet Inc	Wavestream	Consolidation	Total
Revenue:
External revenue	$127,505	$48,893	$104,453	$58,350	$-	$339,201
Internal revenue	21,643	55	-	873	(22,571)	-

	$149,148	$48,948	$104,453	$59,223	$(22,571)	$339,201
Financial income (expenses), net	$(2,354)	$(611)	$1,302	$(268)	$-	$(1,931)

Income (loss) before taxes on income	$3,574	$6,005	$(4,336)	$(13,446)	$2,010	$(6,193)

Taxes on income (tax benefit)	$(210)	$98	$(7,811)	$7,580	$-	$(343)

	Year ended December 31, 2010
	Gilat Worldwide
	Gilat International	Gilat Peru & Colombia	Spacenet Inc	Wavestream*	Consolidation	Total
Revenue:
External revenue	$113,723	$35,862	$79,359	$4,041	$-	$232,985
Internal revenue	17,064	-	-	-	(17,064)	-

	$130,787	$35,862	$79,359	$4,041	$(17,064)	$232,985
Financial income (expenses), net	$346	$(717)	$(169)	$(17)	$-	$(557)

Income (loss) before taxes on income	$37,534	$2,329	$(8,539)	$(802)	$108	$30,630

Taxes on income (tax benefit)	$(873)	$1,189	$(470)	$165	$-	$11

*)	Wavestream became a reportable segment since it was acquired on November 29, 2010, therefore its results represent only one month of operations.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-	CUSTOMERS, GEOGRAPHIC AND SEGMENT INFORMATION (Cont.)

	Year ended December 31, 2009
	Gilat Worldwide
	Gilat International	Gilat Peru & Colombia	Spacenet Inc	Consolidation	Total

Revenue:
External revenue	$97,846	$46,676	$83,537	$-	$228,059
Internal revenue	11,870	-	-	(11,870)	-

	$109,716	$46,676	$83,537	$(11,870)	$228,059

Financial income, net	$208	$534	$308	$-	$1,050

Income (loss) before taxes on income	$234	$8,325	$(5,070)	$(707)	$2,782

Taxes on income	$866	$38	$-	$-	$904

b.	Revenues by geographic areas:

Following is a summary of revenues by geographic areas. Revenues attributed to geographic areas, based on the location of the end customers and in accordance with ASC 280, are as follows:

	Year ended December 31,
	2011	2010	2009

North America	$156,326	$83,314	$84,590
South America and Central America	100,457	84,388	89,170
Asia and Asia Pacific	51,554	36,350	36,131
Europe	21,126	12,693	6,948
Africa	9,738	16,240	11,220

	$339,201	$232,985	$228,059

c.	During 2011 and 2010, the Group did not have any single customer or country generating revenues exceeding 10% of the Group's total revenues.

Net revenues of one major customer located in Colombia accounted for 11% of total consolidated revenues for the year ended December 31, 2009.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-	CUSTOMERS, GEOGRAPHIC AND SEGMENT INFORMATION (Cont.)

d.	The Group's long-lived assets are located as follows:

	December 31,
	2011	2010

Israel	$73,760	$74,268
Latin America	4,867	5,977
United States	12,490	14,025
Europe	9,197	8,959
Other	612	261

	$100,926	$103,490