Form 20-F/A
period 2011-12-31
GILAT SATELLITE NETWORKS LTD
filed 2012-04-03
CIK 897322

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

EXPLANATORY NOTE

Gilat Satellite Networks Ltd. is filing this Amendment No. 1 on Form 20-F/A to amend Item 18. of its  Annual Report on Form 20-F for the year ended December 31, 2011, which was originally filed on April 2, 2012, to correct a typographical error in the Report of  our company’s  Independent Registered Public Accounting Firm on page F-2 of the Annual Report.

This Amendment is not intended to revise other information presented in our Annual Report on Form 20-F for the fiscal year ended December 31, 2011 as originally filed and all such other information in the original filing remains unchanged.

This Amendment does not reflect events occurring after the filing of the original Annual Report on Form 20-F for the year ended December 31, 2011 and does not modify or update the disclosure therein in any way other than as required to reflect the amendment discussed above.  As a result, this Amendment to the Annual Report on Form 20-F for the year ended December 31, 2011 continues to reflect the disclosures made at the time of the original filing on April 2, 2012.

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

8.1	List of subsidiaries.
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
13.1	Certification by Chief Executive Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification by Chief Financial Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

101.INS	XBRL Instance Document *. Previously filed as 101.INS to our Annual Report on Form 20-F for the fiscal year ending December 31, 2011, which Exhibit is incorporated herein by reference.

101.SCH	XBRL Taxonomy Extension Schema Document. Previously filed as 101.SCH to our Annual Report on Form 20-F for the fiscal year ending December 31, 2011, which Exhibit is incorporated herein by reference.

101.PRE
XBRL Taxonomy Presentation Linkbase Document. Previously filed as 101.PRE to our Annual Report on Form 20-F for the fiscal year ending December 31, 2011, which Exhibit is incorporated herein by reference.

101.CAL
XBRL Taxonomy Calculation Linkbase Document. Previously filed as 101.CAL to our Annual Report on Form 20-F for the fiscal year ending December 31, 2011, which Exhibit is incorporated herein by reference.

101.LAB	XBRL Taxonomy Label Linkbase Document. Previously filed as 101.LAB to our Annual Report on Form 20-F for the fiscal year ending December 31, 2011, which Exhibit is incorporated herein by reference.

101.DEF
XBRL Taxonomy Extension Definition Linkbase Document. Previously filed as 101.DEF to our Annual Report on Form 20-F for the fiscal year ending December 31, 2011, which Exhibit is incorporated herein by reference.

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

S I G N A T U R E S

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Form 20-F/A Amendment No.1 to its annual report on its behalf.

GILAT SATELLITE NETWORKS LTD.

By:	/s/ Erez Antebi
Erez Antebi
Chief Executive Officer
Date: April 3, 2012

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

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 2, 2012, expressed an unqualified opinion thereon.

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