Form 20-F
period 2012-12-31
GILAT SATELLITE NETWORKS LTD
filed 2013-04-11
CIK 897322

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

41,700,100 Ordinary Shares, NIS 0.20 nominal value per share
(as of December 31, 2012)

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

Yes ☐    No ☒

This report on Form 20-F is being incorporated by reference into our Registration Statements on Form F-3 (Registration Nos. 333-160683 and No. 333-174142) and the Registration Statements on Form S-8 (Registration Nos. 333-96630, 333-113932, 333-123410, 333-132649, 333-158476, 333-180552 and 333-187021.

INTRODUCTION

We are a leading global provider of broadband satellite communication and networking products and services.  We design, produce and market very small aperture terminals, or VSATs, solid-state power amplifiers, or SSPAs and low-profile antennas.  VSATs are earth-based terminals that transmit and receive broadband Internet, voice, data and video via satellite.  VSAT networks have significant advantages over wireline and wireless networks, as VSATs can provide highly reliable, cost-effective, end-to-end communications regardless of the number of sites or their geographic locations.

We have a large installed customer base and have shipped more than one million VSAT units to customers in around 90 countries on six continents since 1989. We have 21 sales and support offices worldwide, six network operations centers, or NOCs, and five R&D centers.  Our products are primarily sold to communication service providers and operators that use VSATs to serve enterprise, government and residential users or to system integrators that use our technology.  We also provide services directly to end-users in various market segments in the U.S. and certain countries in Latin America.

Starting in 2012, in accordance with the organizational changes within our company, we operate three business divisions, comprised of our Commercial, Defense and Services divisions:

•           Commercial Division - provides VSAT networks, satellite communication products and associated professional services to service providers and operators worldwide, including consumer Ka-band initiatives worldwide.

•           Defense Division - provides satellite communication products and solutions to defense and homeland security organizations worldwide and also includes the operations of Wavestream Corporation, or Wavestream, our subsidiary, whose sales are primarily to defense and homeland security organizations.

•           Service Division - provides managed network services for business, government and residential customers in North America through Spacenet Inc., or Spacenet, as well as our service businesses in Peru and Colombia, which offer rural telephony and Internet access solutions.

Our ordinary shares are traded on the NASDAQ Global Select Market and on the Tel Aviv Stock Exchange, or the TASE, under the symbol “GILT”.  As used in this annual report, the terms “we”, “us”, “Gilat” and “our” mean Gilat Satellite Networks Ltd. and its subsidiaries, unless otherwise indicated.

The name "Gilat®" and the names "Connexstar™," "SkyAbis™," "SkyEdge™," "Spacenet™," Wavestream®, "StarBand®"  and "Raysat™" and other names appearing in this annual report on Form 20-F marked with “™” are trademarks of our company and its subsidiaries .  Other trademarks appearing in this annual report on Form 20-F are owned by their respective holders.

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

Our consolidated financial statements appearing in this annual report are prepared in U.S. dollars and in accordance with U.S. generally accepted accounting principles, or U.S. GAAP.  All references in this annual report to “dollars” or “$” are to U.S. dollars and all references in this annual report to “NIS” are to New Israeli Shekels. The representative exchange rate between the NIS and the dollar as published by the Bank of Israel on April 5, 2013 was NIS 3.627 per $1.00.

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

TABLE OF CONTENTS

PART I		1

ITEM 1:	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	1
ITEM 2:	OFFER STATISTICS AND EXPECTED TIMETABLE	1
ITEM 3:	KEY INFORMATION	1
A.	Selected Consolidated Financial Data	1
B.	Capitalization and Indebtedness	2
C.	Reasons for the Offer and Use of Proceeds	2
D.	Risk Factors	2
ITEM 4:	INFORMATION ON THE COMPANY	21
A.	History and Development of the Company	21
B.	Business Overview	22
C.	Organizational Structure	41
D.	Property, Plants and Equipment	42
ITEM 4A:	UNRESOLVED STAFF COMMENTS	42
ITEM 5:	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	42
A.	Operating Results	42
B.	Liquidity and Capital Resources	60
C.	Research and Development	62
D.	Trend Information	63
E.	Off-Balance Sheet Arrangements	63
F.	Tabular Disclosure of Contractual Obligations	64
ITEM 6:	DIRECTORS AND SENIOR MANAGEMENT	64
A.	Directors and Senior Management	65
B.	Compensation of Directors and Officers	69
C.	Board Practices	72
D.	Employees	80
E.	Share Ownership	81
ITEM 7:	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	82
A.	Major Shareholders	82
B.	Related Party Transactions.	85
C.	Interests of Experts and Counsel.	85
ITEM 8:	FINANCIAL INFORMATION	85
ITEM 9:	THE OFFER AND LISTING	87
A.	Offer and Listing Details	87
B.	Plan of Distribution	88
C.	Markets	88
D.	Selling Shareholders	88
E.	Dilution	88
F.	Expense of the Issue	88
ITEM 10:	ADDITIONAL INFORMATION	88
A.	Share Capital	88
B.	Memorandum and Articles of Association	89
C.	Material Contracts	93
D.	Exchange Controls	94
E.	Taxation	94
F.	Dividend and Paying Agents	101
G.	Statement by Experts	102
H.	Documents on Display	102
I.	Subsidiary Information	102

PART I

ITEM 1:	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

ITEM 2:	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3:	KEY INFORMATION

A.	Selected Consolidated Financial Data

The selected consolidated statement of operations data set forth below for the years ended December 31, 2012, 2011 and 2010, and the selected consolidated balance sheet data as of December 31, 2012 and 2011 are derived from our audited consolidated financial statements that are included elsewhere in this Annual Report. These financial statements have been prepared in accordance with U.S. GAAP. The selected consolidated statement of operations data set forth below for the years ended December 31, 2009 and 2008 and the selected consolidated balance sheet data as of December 31, 2010, 2009, and 2008 are derived from our audited consolidated financial statements that are not included in this Annual Report.

The selected consolidated financial data set forth below should be read in conjunction with and is qualified entirely by reference to Item 5: “Operating and Financial Review and Prospects” and the Consolidated Financial Statements and Notes thereto included in Item 18 in this Annual Report on Form   20-F.

Year ended December 31,
	2012	2011	2010	2009	2008
	U.S. Dollars in thousands, except for share data
Statement of Operations Data:
Revenues:
Products	169,603	201,697	120,255	91,407	150,351
Services	178,760	137,504	112,730	136,652	117,175
Total	348,363	339,201	232,985	228,059	267,526
Cost of revenues:
Products	106,207	114,510	61,975	56,672	80,424
Services	129,156	103,064	91,156	100,956	101,150
Total	235,363	217,574	153,131	157,628	181,574
Gross profit	113,000	121,627	79,854	70,431	85,952
Operating expenses:
Research and development, net	29,241	31,701	18,945	13,970	16,942
Selling and marketing	42,631	46,523	33,396	29,138	35,783
General and administrative	34,075	36,005	29,844	27,987	29,819
Costs related to acquisition transactions	—	256	3,842	—	—
Impairment of long lived assets, goodwill and intangible assets, restructuring costs and other charges	32,194	19,478	—	—	5,020
Operating (loss)	(25,141)	(12,336)	(6,173)	(664)	(1,612)
Financial income (expenses), net	(2,642)	(1,931)	(557)	1,050	1,300
Expenses related to aborted merger transaction	—	—	—	—	(2,350)
Other income	2,729	8,074	37,360	2,396	2,983
Income (loss) before taxes on income	(25,054)	(6,193)	30,630	2,782	321
Taxes on income (tax benefit)	(1,862)	(343)	11	904	1,445

Net income (loss)	(23,192)	(5,850)	30,619	1,878	(1,124)
Net earnings (loss) per share
Basic	(0.56)	(0.14)	0.76	0.05	(0.03)
Diluted	(0.56)	(0.14)	0.73	0.04	(0.03)
Weighted average number of shares used in computing net earnings (loss) per share:
Basic	41,410	40,929	40,467	40,159	39,901
Diluted	41,410	40,929	41,985	41,474	39,901

As of December 31,
	2012	2011	2010	2009	2008
	U.S. dollars in thousands
Balance Sheet Data:
Working capital	83,673	62,704	78,808	164,280	152,806
Total assets..	414,643	446,678	455,378	357,228	410,639
Short-term bank credit and current maturities	11,480	22,063	4,315	5,220	10,846
Convertible subordinated notes, net of current maturities	—	—	14,379	15,220	16,315
Long term loan, net of current maturities	40,747	40,353	45,202	—	—
Other long-term liabilities	28,082	34,786	43,832	37,297	45,414
Shareholders’ equity	241,957	260,075	264,113	232,295	230,224

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Risks Relating to Our Business

We have incurred major losses in past years and may not operate profitably in the future.

We reported an operating loss of $25 million and a net loss of approximately $23.2 million in the year ended December 31, 2012, compared to an operating loss of $12.3 million and a net loss of $5.9 million in 2011.  Our 2012 net loss is primarily attributable to $31.9 million of goodwill and other intangible assets impairment charges related to our 2010 acquisition of Wavestream, as well as to certain restructuring costs. We incurred major losses in prior years and currently have an accumulated deficit of $633 million. We cannot assure you that we can operate profitably in the future. If we do not achieve profitable operations, the viability of our company will be in question and our share price will decline.

Our available cash balance may decrease in the future if we cannot generate cash from operations.

Our total cash, including cash equivalents and restricted cash (short term and long term) net of short term bank credit, as of December 31, 2012 was $70.1 million.  Our positive cash flow from operating activities was approximately $21.6 million and $8.6 million in years ended December 31, 2012 and 2011, respectively.  If we do not generate sufficient cash from operations in the future, our cash balance will decline and the unavailability of cash could have a material adverse effect on our business, operating results and financial condition.

If the commercial satellite communications markets fail to grow, our business could be materially harmed.

A number of the commercial markets for our products and services in the satellite communications area, including our broadband products, have emerged in recent years. Because these markets are relatively new, it is difficult to predict the rate at which these markets will grow, if at all. If the markets for commercial satellite communications products fail to grow, our business could be materially harmed. Conversely, growth in these markets could result in satellite capacity limitations which in turn could materially harm our business and impair the value of our shares. Specifically, we derive virtually all of our revenues from sales of satellite based communications networks and related equipment and provision of services related to these networks and products. A significant decline in this market or the replacement of VSAT and other satellite based technologies by an alternative technology could materially harm our business and impair the value of our shares.

Because we compete for large-scale contracts in competitive bidding processes, losing a small number of bids or a decrease in the revenues generated from our large scale projects could have a significant adverse impact on our operating results.

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

In 2012, 14% and 12% of our revenues were generated from one Commercial Division customer and one Services Division customer, respectively. If we default on any such large scale contract or if such contract is terminated or reduced for any other reason, this could have an adverse impact on our operating results.

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

Our low-profile in-motion antennas target a market that has not yet matured and we compete with products from competitors such as General Dynamics, Cobham, Orbit Communication Systems and Thinkom Solutions. Wavestream’s competitors include Comtech Xicom Technology, Inc., CPI Satcom (which acquired Codan Satcom in 2012), General Dynamics SATCOM Technologies, and Paradise Datacom.

In the U.S. market, where we operate as a managed network service provider via Spacenet, Spacenet competes mainly in the enterprise managed wide area network, or WAN market and the VSAT services market. These markets are extremely competitive, with a few established VSAT service providers and numerous terrestrial providers competing for nearly all contracts. The U.S. enterprise VSAT market is primarily served by HNS and Spacenet. Spacenet's primary competitors in the enterprise managed WAN market are large terrestrial carriers such as AT&T, Verizon, CenturyLink, Megapath/Covad, and numerous other smaller managed WAN providers.

In addition, the launch of the Wild Blue 1 and ViaSat-1 satellites by ViaSat and of the SPACEWAY-3 and EchoStar XVII  by HNS, enable ViaSat and HNS to offer vertically integrated solutions to their customers, which may further change the competitive environment in which we operate and could have an adverse effect on our business.

In Peru and Colombia, where we primarily operate public rural telecom services (voice, data and Internet), we typically encounter competition on government subsidized bids from various service providers, system integrators and consortiums. Some of these competitors offer solutions based on VSAT technology and some on terrestrial technologies (typically, fiber, DSL, wireless local loop and worldwide interoperability for microwave access, or WiMAX). In addition, as competing technologies such as cellular telephones in Peru and fiber optics in Colombia become available in rural areas where not previously available, our business can be adversely affected.

Our lengthy sales cycles could harm our results of operations if forecasted sales are delayed or do not occur.

The length of time between the date of initial contact with a potential customer or sponsor and the execution of a contract with the potential customer or sponsor may be lengthy and vary significantly depending on the nature of the arrangement. During any given sales cycle, we may expend substantial funds and management resources and not obtain significant revenue, resulting in a negative impact on our operating results. In the past, we have seen longer sales cycles in all of the regions in which we do business. In addition, we have seen projects delayed or even canceled, which would also have an adverse impact on our sales cycles. In our defense business, in particular, sales cycles may be longer and it may be difficult to accurately forecast sales due to the uncertainty around defense projects and their award and starting periods.

We may engage in acquisitions that could harm our business, results of operations and financial condition, and dilute our shareholders' equity.

We generally seek to acquire businesses that enhance our capabilities and add new technologies, products, services and customers to our existing businesses. We may not be able to continue to identify acquisition candidates on commercially reasonable terms or at all. If we make additional business acquisitions, we may not realize the benefits anticipated from these acquisitions, including sales growth, cost synergies and improving margins. Furthermore, we may not be able to obtain additional financing for business acquisitions, since such additional financing could be restricted or limited by the terms of our debt agreements or due to unfavorable capital market conditions.

Further, once integrated, acquisitions may not achieve comparable levels of revenues, profitability or productivity as our existing business or otherwise perform as expected. The occurrence of any of these events could harm our business, financial condition or results of operations.

In 2010, we completed the acquisition of RaySat Antenna Systems, or RAS, a leading provider of satcom-on-the-move antenna solutions, of RaySat BG, a Bulgarian research and development center, and of Wavestream, a provider of SSPAs and block up converters, or BUCs, with high performance solutions designed for mobile and fixed satellite communication, or Satcom, systems worldwide.  In April 2011, Spacenet completed the acquisition of CICAT Networks Inc., a provider of terrestrial access and network services to enterprises with multi-site locations. We may not be able to successfully integrate the businesses or exploit the solutions that we acquired. Future acquisitions may require substantial capital resources, which may not be available to us or may require us to seek additional debt or equity financing.

The risks associated with acquisitions by us include the following, any of which could seriously harm our results of operations or the price of our shares:

•	issuance of equity securities as consideration for acquisitions that would dilute our current shareholders' percentages of ownership;

•	significant acquisition costs;

•	decrease of our cash balance;

•	the incurrence of debt and contingent liabilities;

•	difficulties in the assimilation and integration of operations, personnel, technologies, products and information systems of the acquired companies;

•	diversion of management's attention from other business concerns;

•	contractual disputes;

•	risks of entering geographic and business markets in which we have no or only limited prior experience;

•	potential loss of key employees of acquired organizations.

•	the possibility that business cultures will not be compatible;

•	the difficulty of incorporating acquired technology and rights into our products and services;

•	unanticipated expenses related to integration of the acquired companies;

•	difficulties in implementing and maintaining uniform standards, controls and policies;

•	the impairment of relationships with employees and customers as a result of integration of new personnel;

•	potential inability to retain, integrate and motivate key management, marketing, technical sales and customer support personnel;

•	loss of significant customers or markets;

•	potential unknown liabilities associated with acquired businesses; and

•	impairment of goodwill and other assets acquired.

In 2012 and in 2011, we recorded impairment of goodwill and intangible assets charges of $31.9 million and $17.8 million, respectively, in connection with our 2010 acquisition of Wavestream.

 A decline in or a redirection of the U.S. defense budget could result in a material decrease in our sales, results of operations and cash flows.

Our contracts and sales with and to systems integrators in connection with government contracts in the U.S. are subject to the congressional budget authorization and appropriations process. Congress appropriates funds for a given program on a fiscal year basis, even though contract periods of performance may extend over many years. Consequently, at the beginning of a major program, the contract is partially funded, and additional monies are normally committed to the contract by the procuring agency only as appropriations are made by Congress in future fiscal years. Department of Defense, or DoD, budgets are a function of factors beyond our control, including, but not limited to, changes in U.S. procurement policies, budget considerations, current and future economic conditions, presidential administration priorities, changing national security and defense requirements, geopolitical developments and actual fiscal year congressional appropriations for defense budgets. Any of these factors could result in a significant decline in, or redirection of, current and future DoD budgets and impact our future results of operations.

Concerns about increased deficit spending, along with continued economic challenges, continue to place pressure on the DoD budget and international customer budgets. The DoD budget cuts, added by additional cuts from the sequestration in effect since March 2013, have and may continue to result in reduced demand for our products, resulting in a reduction in our revenues, and an adverse effect on our business and results of operations. The national security spending cuts from sequestration are expected to mostly reduce DoD budgets by equally cutting funding for all DoD budget line items. If the sequestration cuts to the DoD budget are not revised, we expect that they will negatively impact our results of operations and cash flows, and could potentially trigger further goodwill impairment charges.

In 2012, Wavestream’s revenues from the sales of SSPAs derived through systems integrators from government agencies decreased compared to our 2012 forecast and to 2011 revenues. The continuing pressure on the DoD budget along with ongoing uncertainties surrounding future spending by the DoD, as well as other elements, reflected in the reduction of Wavestream’s revenues and operational results in 2012 and in 2011 compared to our forecast and the decrease in actual revenues in 2012 compared to 2011 and 2011 compared to 2010, led us to record impairment charges related to our investment in Wavestream of $31.9 million in 2012 and $17.9 million in 2011. See Item 5 – “Operating and Financial Review and Prospects– Operating Results”.

Uncertainties in governmental spending may also adversely affect our efforts to further penetrate the defense market with our defense-related products. We expect that RAS will become increasingly dependent on DoD spending for related contracts with system integrators. If such business is not realized and we fail to obtain other business, we would likely record an impairment of goodwill associated with RAS. Any of these events would likely result in a material adverse effect on our financial position, results of operations and cash flows.

Many of our large scale contracts are with governments or large governmental agencies in Latin America and other parts of the world, so that any volatility in the political or economic situation or any unexpected unilateral termination or suspension of payments could have a significant adverse impact on our business.

In recent years, a significant portion of our revenues has been derived from large scale contracts with foreign governments and agencies, either directly or through contractors and system integrators, including those in Peru, Colombia, and Australia. Agreements with the governments in these countries typically include unilateral early termination clauses and involve other risks such as the imposition of new government regulations and taxation that could pose additional financial burdens on us. Changes in the political or economic situation in these countries can result in the early termination of our business there. Any termination of our business in any of the aforementioned countries could have a significant adverse impact on our business.

In December 2011, Gilat Colombia was awarded the Compartel Schools project, which is expected to end in August 2013. Additionally, in October 2012, the Ministry of Information Technologies and Communications in Colombia amended and extended our agreements for the provision of Communitarian telecomm services for an additional six-month period ending March 31, 2013. We have not participated in the most recent bid for communitarian telecom services published by the Ministry of Information Technologies and Communications in Colombia in December 2012 since we considered the terms of the bid to be unfavorable. In 2012, our revenues from these projects in Colombia generated 10% of our total consolidated revenues.  Following completion of the Schools project, if we are unable to obtain new business, our revenues in Colombia are expected to materially decrease or terminate and we may not be able to operate our business in Colombia at a profit.

If we are unable to develop, introduce and market new innovative products, applications and services on a cost effective and timely basis, our business could be adversely affected.

The network communications market, which our products and services target, is characterized by rapid technological changes, new product introductions and evolving industry standards. If we fail to stay abreast of significant technological changes, our existing products and technology could be rendered obsolete. Historically, we have endeavored to enhance the applications of our existing products to meet the technological changes and industry standards. Our success is dependent upon our ability to continue to develop new innovative products, applications and services and meet developing market needs.

To remain competitive in the network communications market, we must continue to be able to anticipate changes in technology, market demands and industry standards and to develop and introduce new products, applications and services, as well as enhancements to our existing products, applications and services. Competitors in satellite ground equipment market and low-profile antenna market are introducing new and improved products and our ability to remain competitive in this field will depend in part on our ability to advance our own technology. New products and technologies for power amplifiers, such as Gallium Nitride, or GaN, may compete with our current Wavestream SSPA offerings and may reduce the market prices and success of Wavestream’s products. If we are unable to respond to technological advances on a cost-effective and timely basis, or if our new products or applications are not accepted by the market, our business, financial condition and operating results could be adversely affected.

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

If we are unable to competitively operate within the Ka-Band satellite environment, our business could be adversely affected.

In the U.S. market, some of our competitors have launched Ka-band satellites. These actions may affect our competitiveness due to the relative lower cost of Ka-band space segment per user as well as the increased integration of the VSAT technology in the satellite solution. Due to the current nature of the Ka-band solution where the initial investment in ground segment gateway equipment is relatively high, ground segment equipment effectively becomes tightly coupled to the specific satellite technology.  As such, there may be circumstances where it is difficult for competitors to compete with the incumbent VSAT vendor using the particular Ka-band satellite. If this occurs, the market dynamics may change to favor a VSAT vendor partnering with the satellite service provider, which may decrease the number of vendors who may be able to succeed. If we are unable to forge such a partnership our business could be adversely affected.

Although we have entered the Ka-band market with responsive Ka-band VSAT technology, we expect that our penetration into that market will be gradual and our success is not assured.  In addition, our competitors, who are producing large numbers of Ka-band VSATs, may benefit from cost advantages.  If we are unable to reduce our Ka-band VSAT costs sufficiently, we may not be competitive in the international market. We also expect that competition in this industry will continue to increase.

If we lose existing contracts or orders for our products are not renewed, our ability to generate revenues will be harmed.

A significant part of our business in previous years, including 2012, was generated from recurring customers. As a result, the termination or non-renewal of our contracts could have a material adverse effect on our business, financial condition and operating results.  Some of our existing contracts could be terminated due to any of the following reasons, among others:

•	dissatisfaction of our customers with our products and/or the services we provide or our inability to provide or install additional products or requested new applications on a timely basis;

•	customers' default on payments due;

•	our failure to comply with financial covenants in our contracts;

•	the cancellation of the underlying project by the sponsoring government body; or

•	the loss of existing contracts or a decrease in the number of renewals of orders or a decrease in the number of new large orders.

If we are not able to gain new customers and retain our present customer base, our revenues will decline significantly. In addition, if Spacenet experiences a higher than anticipated subscriber churn rate, or if our service businesses in Peru and Colombia does not win new government related contracts, this could materially adversely affect our financial position.

Our business focused on defense and related defense markets is dependent on defense spending and may be adversely affected if the pace of spending by government and security organizations internationally including the U.S. Departments of Defense and Homeland Security is slower than anticipated.

The market for our VSAT, Satellite-On-The-Move antennas and SSPAs for defense, public safety and law enforcement, carried out mainly through contractors and system integrators in the defense sector, is highly dependent on the spending cycle and spending scope of local, state and municipal governments and security organizations in international markets, including the DoD, and U.S. Department of Homeland Security. The funding of programs for which our products are being marketed through contractors and systems integrators is subject to government budgeting decisions affected by numerous factors that are beyond our control, including geo-political events, macro-economic conditions and other factors dictating cuts in budgets. These customers are heavily dependent on the DoD budget, and when the DoD budget is, or may potentially be, reduced and programs are cancelled or may be potentially reduced in scope, our customers may reduce or hold their new purchase orders as we partially experienced in 2011 and 2012. We cannot be sure that the spending cycles will materialize as we expect or that we will be positioned to benefit from the potential opportunities, especially in light of the current economic, political and market conditions.  Reduced government spending in the U.S. and other countries may negatively affect demand for our defense-related products, which could materially adversely affect our business and operating results.

If we fail to penetrate new markets and expand our business in markets other than the defense market in the U.S., our business in the U.S. will remain dependent on the defense market, a reduction of which could have a material adverse effect on our overall business.

A substantial portion of our product revenues from North America are dependent on business from the defense market, being derived directly or indirectly through contractors and system integrators from sales to government agencies, mainly the DoD, pursuant to contracts awarded under defense-related programs. Government spending under such contracts may cease or may be reduced, which would cause a negative effect on our revenues, results of operations, cash flow and financial condition. We experienced a reduction in revenues from such customers in 2012 and 2011, which has continued into 2013 and there is no assurance that there will not be a further reduction in the future. Although we have begun to move into the avionics and international markets, we may not be successful in our plans to penetrate these markets, which are relatively new and untried for our SSPA product line and will require additional expenditures for research and development and sales and marketing.  We may also not be able to develop new technologies for those markets on a timely basis. Barriers to entry into those markets or delays in our development programs could have a material adverse effect on our business and operating results.

Our failure to obtain or maintain authorizations under the U.S. export control and trade sanctions laws and regulations could have a material adverse effect on our business.

The export of some of our satellite communication products, related technical information and services is subject to U.S. State Department, Commerce Department and Treasury Department regulations, including International Traffic in Arms Regulations, or ITAR. If we do not maintain our existing authorizations or obtain necessary future authorizations under the export control laws and regulations of the U.S., including by entering into technical assistance agreements to disclose technical data or provide services to foreign persons, we may be unable to export technical information or equipment to non-U.S. persons and companies, including to our own non-U.S. employees, as may be required to fulfill contracts we may enter into.  In addition, to participate in classified U.S. government programs, we would have to obtain security clearances from the DoD, for one or more of our subsidiaries that would want to participate.  Such clearance may require that we enter into a proxy agreement with the U.S. government, which would limit our ability to control the operations of the subsidiary and which may impose on us substantial administrative burdens in order to comply.  Further, if we materially violate the terms of any proxy agreement, the subsidiary holding the security clearances may be suspended or debarred from performing any government contracts, whether classified or unclassified.  If we fail to maintain or obtain the necessary authorizations under the U.S. export control laws and regulations, we may not be able to realize our market focus and our business could be materially adversely affected.

If we are unable to comply with Israel’s enhanced export control regulations our ability to export our products from Israel could be negatively impacted.

Our export of military products and related technical information is also subject to enhanced Israeli Ministry of Defense regulations regarding defense export controls and the export of “dual use” items (items that are typically sold in the commercial market but that may also be used in the defense market). If we do not maintain our existing authorizations or obtain necessary future authorizations under the export control laws and regulations of Israel, including export licenses for the sale of our equipment, we may be unable to export technical information or equipment outside of Israel, we may not be able to realize our market focus and our business could be materially adversely affected.

If demand for our Satcom-On-The-Move products declines or if we are unable to develop products to meet demand, our business could be adversely affected.

Our low-profile in-motion antenna systems and a portion of our SSPA product lines are intended for mobile Satcom-On-The-Move applications.  If the demand for such products declines, or if we are unable to develop products that are competitive in technology and pricing, we may not be able to realize our market focus and our Satcom-On-The-Move business could be materially adversely affected.

We are dependent on contracts with governments around the world for a significant portion of our revenue. These contracts may expose us to additional business risks and compliance obligations.

We have focused on expanding our business to include contracts with or for various governments and governmental agencies around the world, including U.S. federal, state, and local government agencies through contractors or systems integrators. Our business generated from government contracts may be materially adversely affected if:

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

•	we are not granted security clearances that are required to sell our products to domestic or foreign governments or such security clearances are deactivated;

•	there is a change in government procurement procedures or conditions of remuneration; or

•	there is a change in the political climate that adversely affects our existing or prospective relationships.

We depend on our main facility in Israel and are susceptible to any event that could adversely affect its condition as well as the condition of our facilities elsewhere.

A material portion of our laboratory capacity, our principal offices and principal research and development facilities are concentrated in a single location in Israel.  We also have significant facilities for research and development and manufacturing of components for our low profile antennas at a single location in Bulgaria as well as a research and development center in Moldova. Wavestream’s principal offices, research and development and engineering and manufacturing facilities are located at a single location in California and its additional research and development and engineering facility is located in Singapore. Fire, natural disaster or any other cause of material disruption in our operation in any of these locations could have a material adverse effect on our business, financial condition and operating results.

We are dependent upon a limited number of suppliers for key components that are incorporated in our products, including those used to build our hubs and VSATs, and may be significantly harmed if we are unable to obtain such components on favorable terms or on a timely basis.  We are also dependent upon a limited number of suppliers of space segment, or transponder capacity, and may be significantly harmed if we are unable to obtain the space segment for the provision of services on favorable terms or on a timely basis.

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

In 2007, we entered into an outsourcing manufacturing agreement with a single source manufacturer for almost all of our VSAT indoor units. This agreement exposes us to certain risks related to our dependence on a single manufacturer which could include failure in meeting time tables and quantities, or material price increases which may affect our ability to provide competitive prices. We estimate that the replacement of the outsourcing manufacturer would, if necessary, take a period of between six to nine months.

There are only a limited number of suppliers of satellite transponder capacity and a limited amount of space segment available. We are dependent on these suppliers for our provision of services in Peru, Colombia and the U.S. While we do secure long term agreements with our satellite transponder providers, we cannot assure the continuous availability of space segment, the pricing upon renewals of space segment and the continuous availability and coverage in the regions where we supply services. If we are unable to secure contracts with satellite transponder providers with reliable service at competitive prices, our services business could be adversely affected.

Breaches of network or information technology security, natural disasters or terrorist attacks could have an adverse effect on our business.

Cyber attacks or other breaches of network or information technology (IT) security, natural disasters, terrorist acts or acts of war may cause equipment failures or disrupt our systems and operations.  In particular, both unsuccessful and successful cyber attacks on companies have increased in frequency, scope and potential harm in recent years.  Any such event result in our inability to operate our facilities, which, even if the event is for a limited period of time, may result in significant expenses and/or loss of market share to other competitors in the market for telemanagement products and invoice management solutions. While we maintain insurance coverage for some of these events, the potential liabilities associated with these events could exceed the insurance coverage we maintain.  A failure to protect the privacy of customer and employee confidential data against breaches of network or IT security could result in damage to our reputation. Any of these occurrences could result in a material adverse effect on our results of operations and financial condition.

We have been subject, and will likely continue to be subject, to attempts to breach the security of our networks and IT infrastructure through cyber attack, malware, computer viruses and other means of unauthorized access. However, to date, we have not been subject to cyber attacks or other cyber incidents which, individually or in the aggregate, resulted in a material impact to our operations or financial condition.

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

Unfavorable global economic conditions could have a material adverse effect on our business, operating results and financial condition

The financial and economic downturn in the U.S. and European countries may cause revenues of our customers to decrease.  This may result in reductions in sales of our products and services in some markets, longer sales cycles, slower adoption of new technologies and increased price competition. In addition, weakness in the end-user market could negatively affect the cash flow of our customers who could, in turn, delay paying their obligations to us or ask us for vendor financing. This could increase our credit risk exposure and cause delays in our recognition of revenues on future sales to these customers. Specific economic trends, such as declines in the demand for telecommunications products and services, the tightening of credit markets, or weakness in corporate spending, could have a direct impact on our business. Any of these events would likely harm our business, operating results and financial condition. If global economic and market conditions do not improve, or weaken further, it may have a material adverse effect on our business, operating results and financial condition.

Our international sales expose us to changes in foreign regulations and tariffs, tax exposures, political instability and other risks inherent to international business, any of which could adversely affect our operations.

We sell and distribute our products and provide our services internationally, particularly in the U.S., Latin America, Asia, Asia Pacific, Africa and Europe. A component of our strategy is to continue to expand into new international markets, including China. Our operations can be limited or disrupted by various factors known to affect international trade. These factors include the following:

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

•
the U.S. Foreign Corrupt Practices Act, or the FCPA, and similar anti-corruption laws in other jurisdictions, which include anti-bribery provisions. We have adopted internal policies mandating compliance with these laws. Nevertheless, we may not always be protected in cases of violation of the FCPA or other anti-corruption laws by our employees or third-parties acting on our behalf. A violation of anti-corruption laws by our employees or third-parties during the performance of their obligations for us may have a material adverse effect on our reputation operating results and financial condition;

•	tax exposures in various jurisdictions relating to our activities throughout the world;

•
political and/or economic instability in countries in which we do or desire to do business. Such unexpected changes have had an adverse effect on the gross margin of some of our projects. We also face similar risks from potential or current political and economic instability as well as volatility of foreign currencies in countries such as Colombia, Brazil, Venezuela and certain countries in East Asia;

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

Our telecommunication services require licenses and approvals by the Federal Communications Commission, or FCC, in the U.S. and by regulatory bodies in other countries. In the U.S., the operation of satellite earth station facilities and VSAT systems such as ours are prohibited except under licenses issued by the FCC. Our airborne products require licenses and approvals by the Federal Aviation Agency, or FAA. We must also obtain approval of the regulatory authority in each country in which we propose to provide network services or operate VSATs. The approval process in Latin America and elsewhere can often take a substantial amount of time and require substantial resources.

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

We may be unable to adequately protect our proprietary rights, which may limit our ability to compete effectively.

Our business is based mainly on our proprietary technology and related products and services. We establish and protect proprietary rights and technology used in our products by the use of patents, trade secrets, copyrights and trademarks. We also utilize non-disclosure and intellectual property assignment agreements. Because of the rapid technological changes and innovation that characterize the network communications industry, our success will depend in large part on our ability to protect and defend our intellectual property rights. Our actions to protect our proprietary rights in our VSAT technology and other products may be insufficient to prevent others from developing products similar to our products. In addition, the laws of many foreign countries do not protect our intellectual property rights to the same extent as the laws of the U.S. If we are unable to protect our intellectual property, our ability to operate our business and generate expected revenues may be harmed.

We may be subject to claims by third parties alleging that we infringe intellectual property owned by them. We may be required to commence litigation to protect our intellectual property rights. Any intellectual property litigation may continue for an extended period and may materially adversely affect our business, financial condition and operating results.

There are numerous patents, both pending and issued, in the network communications industry. We may unknowingly infringe on a patent. We may from time to time be notified of claims that we are infringing on patents, copyrights or other intellectual property rights owned by third parties. While we do not believe that we have infringed in the past or are infringing at present on any intellectual property rights of third parties, we cannot assure you that we will not be subject to such claims or that damages for any such claim will not be awarded against us by court. In November 2012, a claim was filed against our U.S. subsidiary for alleged patent infringement. Although we believe that the claim is without merits, there is no assurance as to the ultimate resolution of this matter. See Item 8 – “Financial Information – Legal proceedings”.

In addition, we may be required to commence litigation to protect our intellectual property rights and trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against third-party claims of invalidity or infringement. An adverse result in the pending litigation or any litigation could force us to pay substantial damages, stop designing, manufacturing, using or selling related products, spend significant resources to develop alternative technologies, discontinue using certain processes or obtain licenses. In addition, we may not be able to develop alternative technology, and we may not be able to find appropriate licenses on reasonably satisfactory terms. Any such litigation, including the pending litigation in which we are currently involved, could result in substantial costs and diversion of resources and could have a material adverse effect on our business, financial condition and operating results.

Potential product liability claims relating to our products could have a material adverse effect on our business.

We may be subject to product liability claims relating to the products we sell. Potential product liability claims could include, among other things, those for exposure to electromagnetic radiation from the antennas we provide. We endeavor to include in our agreements with our business customers provisions designed to limit our exposure to potential claims. We also maintain a product liability insurance policy. However, our contractual limitation of liability may be rejected or limited in certain jurisdiction and our insurance may not cover all relevant claims or may not provide sufficient coverage. To date, we have not experienced any material product liability claim. Our business, financial condition and operating results could be materially adversely affected if costs resulting from future claims are not covered by our insurance or exceed our coverage.

Our insurance coverage may not be sufficient for every aspect or risk related to our business.

Our business includes risks, only some of which are covered by our insurance. For example, in many of our satellite capacity agreements, we do not have a backup for satellite capacity, and we do not have indemnification or insurance in the event that our supplier's satellite malfunctions or data is lost. In addition, we are not covered by our insurance for acts of fraud or theft. Our business, financial condition and operating results could be materially adversely affected if we incur significant costs resulting from these exposures.

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

We may in the future be classified as a passive foreign investment company, or PFIC, which will subject our U.S. investors to adverse tax rules.

Holders of our ordinary shares who are U.S. residents may face income tax risks. There is a risk that we will be treated as a “passive foreign investment company” or PFIC.  Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of our ordinary shares and would likely cause a reduction in the value of such shares. A foreign corporation will be treated as a PFIC for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income,” or (2) at least 50% of the average value of the corporation’s gross assets produce, or are held for the production of, such types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income”. Those holders of shares in a PFIC who are citizens or residents of the U.S. or domestic entities would alternatively be subject to a special adverse U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC. In particular, any dividends paid by us, if any, would not be treated as “qualified dividend income” eligible for preferential tax rates in the hands of non-corporate U.S. shareholders.  U.S. residents should carefully read Item 10E. “Additional Information – Taxation”, of this annual report on Form 20-F for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ordinary shares.

The concentration of our ordinary share ownership may limit our shareholders’ ability to influence corporate matters.

As of April 7, 2013, York Capital Management, or York, and entities affiliated with York beneficially own approximately 19.4% of our outstanding ordinary shares, FIMI Opportunity IV, L.P., FIMI Israel Opportunity IV, Limited Partnership, FIMI Opportunity V, L.P. and FIMI Israel Opportunity Five, Limited Partnership, or the FIMI Funds, and entities affiliated with the FIMI Funds beneficially own approximately 18.3% of our outstanding ordinary shares and Itshak Sharon (Tshuva), Delek Group Ltd. and The Phoenix Holding Ltd. beneficially own approximately 6.4% of our outstanding ordinary shares. As a result, these shareholders may have a substantial influence over all matters that require approval by our shareholders, including the election of directors and approval of significant corporate transactions. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company that other shareholders may view as beneficial.

Future sales of our ordinary shares and the future exercise of options may cause the market price of our ordinary shares to decline and may result in a substantial dilution.

We cannot predict what effect, if any, future sales of our ordinary shares by York, the FIMI Funds and our other significant shareholders, or the availability for future sale of our ordinary shares, including shares issuable upon the exercise of our options, will have on the market price of our ordinary shares. Pursuant to a registration rights agreement with York, we filed a registration statement with the Securities and Exchange Commission allowing for the disposition of 8,121,651 shares by York from time to time. In addition, in May 2011 we filed a shelf registration statement with the Securities and Exchange Commission allowing for our issuance and sale of up to $50 million in ordinary shares, warrants to purchase ordinary shares or debt securities, or debt securities consisting of debentures, notes or other evidences of indebtedness. Sales of substantial amounts of our ordinary shares in the public market by our company or our significant shareholders, or the perception that such sales could occur, could adversely affect the market price of our ordinary shares and may make it more difficult for you to sell your ordinary shares at a time and price you deem appropriate.

We have never paid cash dividends and have no intention to pay dividends in the foreseeable future.

We have never paid cash dividends on our shares and do not anticipate paying any cash dividends in the foreseeable future. We intend to continue retaining earnings for use in our business, in particular to fund our research and development, which are important to capitalize on technological changes and develop new products and applications. In addition, the terms of some of our financing arrangements restrict us from paying dividends to our shareholders.  Any future dividend distributions are subject to the discretion of our board of directors and will depend on various factors, including our operating results, future earnings, capital requirements, financial condition, tax implications of dividend distributions on our income, future prospects and any other factors deemed relevant by our board of directors.  The distribution of dividends is also limited by Israeli law, which permits the distribution of dividends only out of retained earnings or otherwise upon the permission of the court.  You should not rely on an investment in our company if you require dividend income from your investment.

Our ordinary shares are traded on more than one market and this may result in price variations.

Our ordinary shares are traded on the NASDAQ Global Select Market and on the TASE. Trading in our ordinary shares on these markets is made in different currencies (U.S. dollars on the NASDAQ Global Select Market, and NIS on the TASE), and at different times (resulting from different time zones, different trading days and different public holidays in the U.S. and Israel). Consequently, the trading prices of our ordinary shares on these two markets often differ. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

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

As a foreign private issuer whose shares are listed on the NASDAQ Global Select Market, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements, which may not afford shareholders with the same protections that shareholders of domestic companies have. We follow Israeli law and practice instead of NASDAQ rules regarding the director nominations process, the compensation of executive officers and the requirement to obtain shareholder approval for the establishment or amendment of certain equity-based compensation plans and arrangements.

As a foreign private issuer whose shares are listed on the NASDAQ Global Select Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of The NASDAQ Marketplace Rules.  We follow Israeli law and practice instead of The NASDAQ Marketplace Rules with respect to the director nominations process, the compensation of executive officers and the requirement to obtain shareholder approval for the establishment or material amendment of certain equity-based compensation plans and arrangements.  As a foreign private issuer listed on the NASDAQ Global Select Market, we may also follow home country practice with regard to, among other things, the requirement to obtain shareholder approval for certain dilutive events (such as for an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company). A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.

We may fail to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, which could have an adverse effect on our financial results and the market price of our ordinary shares.

The Sarbanes-Oxley Act of 2002 imposes certain duties on us and on our executives and directors. Our efforts to comply with the requirements of Section 404, which started in connection with our 2006 Annual Report on Form 20-F, have resulted in an increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of resources.  Section 404 of the Sarbanes-Oxley Act requires us to provide management’s annual review and evaluation of our internal control over financial reporting. Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, the independent registered public accounting firm that audited and reported on our financial statements as of and for the year ended December 31, 2012 included in this Form 20-F, as stated in their report which is included herein, issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2012.  The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation to meet the detailed standards under the rules.  During the course of its testing, our management may identify material weaknesses or significant deficiencies, which may not be remedied prior to the deadline imposed by the Sarbanes-Oxley Act.  If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting.  Failure to maintain effective internal controls over financial reporting could result in investigation or sanctions by regulatory authorities, and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

Risks Related to Our Location in Israel

Political and economic conditions in Israel may limit our ability to produce and sell our products. This could have a material adverse effect on our operations and business condition, harm our results of operations and adversely affect our share price.

We are incorporated under the laws of the State of Israel, where we also maintain our headquarters and most of our research and development and manufacturing facilities. As a result, political, economic and military conditions affecting Israel directly influence us.  Any major hostilities involving Israel, a full or partial mobilization of the reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel could adversely affect our business, financial condition and results of operations.

Since its establishment in 1948, Israel has been involved in a number of armed conflicts with its Arab neighbors and a state of hostility, varying from time to time in intensity and degree, has continued into 2013. In recent years, there was an escalation in violence among Israel, Hamas, the Palestinian Authority and other groups. Also, since 2011, riots and uprisings in several countries in the Middle East and neighboring regions have led to severe political instability in several neighboring states and to a decline in the regional security situation. Such instability may affect the local and global economy, could negatively affect business conditions and, therefore, could adversely affect our operations. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in areas that neighbor Israel, such as Hamas in Gaza and Hezbollah in Lebanon. To date, these matters have not had any material effect on our business and results of operations; however, the regional security situation and worldwide perceptions of it are outside our control and there can be no assurance that these matters will not negatively affect us in the future.

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

Inflation, devaluation, and fluctuation of various currencies may adversely affect our results of operations, liabilities, and assets.

Since we operate in several countries, we are impacted by inflation, devaluation and fluctuation of various currencies. We enter into transactions with customers and suppliers in local currencies, whereas the reporting currency of our consolidated financial statements and the functional currency of our business is the U.S. dollar. Fluctuations in foreign currency exchange rates in countries where we operate can adversely affect the reflection of these activities in our consolidated financial statements. In addition, fluctuations in the value of our non-dollar revenues, costs, and expenses measured in dollars could materially affect our results of operations, and our balance sheet reflects non-dollar denominated assets and liabilities, which can be adversely affected by fluctuations in the currency exchange rates.
Consequently, we are exposed to risks related to changes in currency exchange rates and fluctuations of exchange rates, any of which could result in a material adverse effect on our business, financial condition and results of operations.

Because most of our revenues are generated in U.S. dollars or are linked to the U.S. dollar while a portion of our expenses are incurred in NIS and various other currencies, our results of operations would be adversely affected if inflation in Israel and other relevant countries is not offset on a timely basis by a devaluation of the local currency against the dollar.

Most of our revenues are in dollars or are linked to the U.S. dollar, while a portion of our expenses, principally salaries and related personnel expenses, are in NIS and various other currencies, including currencies in Australia, Peru, Colombia and Mexico. Therefore, our non-dollar costs, as expressed in U.S. dollars, are influenced by the exchange rate between the U.S. dollar and the respective currency.  We are also exposed to the risk that the rate of inflation in the countries in which we operate will exceed the rate of devaluation of the local currency in relation to the U.S. dollar or that the timing of this devaluation lags behind inflation in such country.  This would have the effect of increasing the dollar cost of our operations.  We cannot predict any future trends in the rate of inflation in the countries in which we operate or the rate of devaluation or appreciation of the local currency in such countries against the U.S. dollar.  If the dollar cost of our operations in such countries increases, our dollar-measured results of operations will be adversely affected.  See Item 5: “Operating and Financial Review and Prospects - Impact of Inflation and Currency Fluctuations”.

You may not be able to enforce civil liabilities in the U.S. against our officers and directors.

Most of our executive officers and the Israeli experts named in this annual report reside outside the U.S., and a significant portion of our assets and the personal assets of most of our directors and executive officers are located outside the U.S. Therefore, it may be difficult to effect service of process upon any of these persons within the U.S. In addition, a judgment obtained in the U.S. against us, or against such individuals, including but not limited to judgments based on the civil liability provisions of the U.S. federal securities laws, may not be collectible within the U.S.

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

Under current Israeli law and the laws of other jurisdictions, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

We currently have non-competition clauses in the employment agreements of substantially all of our employees. The provisions of such clauses prohibit our employees, if they cease working for us, from directly competing with us or working for our competitors. Israeli labor courts have required employers, seeking to enforce non-compete undertakings against former employees, to demonstrate that the competitive activities of the former employee will cause harm to one of a limited number of material interests of the employer recognized by the courts (for example, the confidentiality of certain commercial information or a company's intellectual property). In the event that any of our employees chooses to leave and work for one of our competitors, we may be unable to prevent our competitors from benefiting from the expertise our former employee obtained from us, if we cannot demonstrate to the court that our interests as defined by case law would be harmed. Non-competition clauses may be unenforceable or enforceable only to limited extent in order jurisdictions as well

ITEM 4:	INFORMATION ON THE COMPANY

A.	History and Development of the Company

We were incorporated in Israel in 1987 and are subject to the laws of the State of Israel. We are a public limited liability company under the Israeli Companies Law, 5759-1999 and operate under that law and associated legislation. Our corporate headquarters, executive offices and main research and development and engineering facilities, as well as facilities for some manufacturing and product assembly are located at Gilat House, 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva 49130, Israel. Our address in the U.S. is c/o Gilat Satellite Networks Inc. at 1750 Old Meadow Road, McLean, VA. Our telephone number is (972) 3-925-2000. Our web-site address is www.gilat.com. The information on our website is not incorporated by reference into this annual report.

We are a leading global provider of broadband satellite communication equipment and networking products and services. We design, produce and market VSATs, SSPAs, BUCs, and low-profile antennas. We have a large installed customer base and have shipped more than one million VSAT units to customers in approximately 90 countries on six continents.

We shipped our first generation VSAT in 1989 and since then we have been among the technological leaders in the VSAT industry.  Our continuous investment in research and development has resulted in the development of new and industry-leading products and our intellectual property portfolio includes 51 issued patents (37 U.S. and 14 foreign) relating to our VSAT and other systems as well as 9 issued patents (7 U.S. and 2 foreign) relating to our Satcom-On-The-Move antenna solutions and 12 issued patents (3 U.S. and 9 foreign) for our high power solid state amplifiers. As of December 31, 2012, we had 1,268 full-time employees, including approximately 340 persons engaged in research, development and engineering activities.

We have 21 sales and support offices worldwide, six network operations centers and five R&D centers.  Our products are primarily sold to communication service providers and operators that use VSATs for their customers and to government organizations and system integrators that use our technology. We also provide services directly to end-users in various market sectors in the U.S. and certain countries in Latin America.

In July and August 2010, respectively, we completed the acquisition of RAS, a leading provider of Satcom-On-The-Move antenna solutions, and Raysat BG, a Bulgarian research and development center. In November 2010, we completed the acquisition of Wavestream, a provider of SSPAs and BUCs, with field-proven, high performance solutions designed for mobile and fixed satcom systems worldwide. In April 2011, our subsidiary, Spacenet, acquired CICAT Networks Inc., a provider of terrestrial access and network services to enterprises with multi-site locations.

 In 2012, 2011 and 2010, our property and equipment purchases amounted to approximately $4.6 million, $8.9 million, and $7.6 million, respectively.  These amounts do not include the reclassification of inventory to property and equipment made during 2012, 2011 and 2010 in the amount of approximately $2.1 million, $2 million, and $0.7 million, respectively.

B.	Business Overview

We are a leading provider of satellite ground segment and other network communications products and services. We design and manufacture satellite ground segment and networking communications equipment, which we sell to our customers either as network components or as complete or turnkey network solutions. The equipment that we develop includes VSAT systems, defense and homeland security satcom systems, solid state power amplifiers and low-profile antennas. Our equipment is used by service providers, system integrators, government and defense organizations, large corporations and enterprises. We also provide connectivity services, including managed network services, Internet access and telephony, to enterprise, government and residential customers in the U.S., Peru and Colombia over our own networks which are built using our own equipment. We also provide managed network services in Australia, over a VSAT network owned by SingTel Optus Pty Limited, or Optus, a large telecommunication company in Australia.

In 2012, in line with our efforts to refine our business structure and organization for our target markets, we have started operating as three business divisions – Commercial Division, Defense Division (including Wavestream, which provides its products primarily to defense and homeland security organizations) and our Services Division (which includes Spacenet and our service businesses in Peru & Colombia).

Commercial Division, providing VSAT networks, satellite communication products and associated professional services to service providers and operators worldwide, including consumer Ka-band initiatives worldwide. Representative customers of Gilat’s Commercial Division include Brazil Telecom, Optus in Australia, Bharti in India, ICE in Costa Rica, Nepal Telecom, Telkom in South Africa and Telefonica in Latin America. According to the latest COMSYS VSAT Report, published in 2011 by a leading satellite industry research firm - Communications Systems Limited, or COMSYS, (which refers to a market study from 2010),  we are the second-largest manufacturer of VSATs to the enterprise market, with a 24.7%  market share of shipped VSATs. We also provide industry specific solutions for cellular backhaul, business continuity and disaster recovery.

Defense Division, providing satellite communication products and solutions to defense and homeland security organizations worldwide as well as Satcom-on-the-move solutions to various industries including avionics. Wavestream provides high-power SSPAs mainly to system integrators that serve various defense and homeland security agencies and to the avionics industry. Wavestream is an independent designer and manufacturer of SSPAs and BUCs for mission-critical satellite communications worldwide. Representative customers of Wavestream include General Dynamics, TCS, L-3, Globecomm, Honeywell, Cobham and Harris. Wavestream’s patented leading-edge spatial power combining technology enables higher output power from smaller packages with greater efficiency, reliability and lower cost than other existing technologies in high frequency bands like Ka. Wavestream provides product solutions for multiple applications targeting defense, commercial and broadcast satellite communications systems.

Services Division, including Spacenet, providing managed network services in North America, and our service businesses in Peru & Colombia, or Gilat Peru & Colombia, offering rural telephony and Internet access solutions through our subsidiaries there. These services are primarily telephony, Internet access and data services for rural areas under projects that are subsidized by governmental entities. In Peru we also provide Internet and data services to public institutions and to the private sector, generally awarded by means of public bids. Spacenet provides managed network communications services utilizing satellite wireline and wireless networks and associated technology.  Spacenet serves enterprise, government, industrial small office/home office, or SOHO, and residential customers primarily in the U.S., but also in locations throughout North America. Spacenet provides three primary lines of service:  custom commercial grade networks for large enterprise and government customers; Connexstar networks, which are standardized commercial grade services; and StarBand services, which are typically geared towards SOHO and residential users.  According to the 2011 COMSYS report, Spacenet has a 26.7% market share of North America VSAT enterprise sites.

Representative customers of Spacenet include Dollar General, Regis Corporation, Goodyear, Verizon/USPS, Scientific Games, Intralot, GTECH, Boston Market, Target, Centerpoint Energy, PG&E, Detroit Edison, Devon Energy, Cumberland Farms, Sunoco and Valero.

In the year ended December 31, 2012, we derived approximately 46% of our revenues from our Commercial Division, approximately 16% from our Defense Division and approximately 38% of our revenues from our Services Division.

We have diversified revenue streams that result from both sales of equipment and services. In the year ended December 31, 2012, approximately 49% of our revenues were derived from equipment sales and 51% from services. Our enterprise service revenues are typically derived from long-term contracts of three to six years, which provide stability and visibility into future revenues. During the same period, we derived 33% of our revenues from the U.S., 33% from Latin America, 24% from Asia and Asia Pacific, 3% from Africa and 7% from Europe.  As of December 31, 2012, we had a backlog of $239 million for equipment and multi-year service contracts.

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

•
Satellite communications ground station equipment – These are devices that have a combination of datacom and RF (Radio Frequency) elements designed to deliver data via communication satellites. Examples of ground station equipment are remote site terminals, such as VSATs, and central hub station systems. Gilat is a leading provider of VSAT ground station equipment. Ground station equipment is typically comprised of the following elements:  modem, amplifiers, BUCs and antennas.

•
Modem – This is the device that modulates the digital data into an analog RF signal for delivery to the upconverter, and demodulates the analog signals from the downconverter back into digital data. The modem, which is typically located indoors, performs data processing functions such as traffic management and prioritization and provides the digital interfaces (Ethernet port/s) for connecting to the user’s equipment (PC, switch, etc.).

•
Amplifiers and BUCs – These are the components that connect the ground station equipment with the antenna. The purpose of the amplifiers and BUCs is to amplify the power and convert the frequency of the transmitted RF signal. Wavestream is a leading provider of high power SSPAs and BUCs.

•
Antenna – Antennas can vary quite significantly in size, power and complexity depending on the ground equipment they are connected to, and their application. For example, antennas connected to VSATs generally are in the range of one meter in diameter while those connected to the central hub system can be in the range of ten meters in diameter. Antennas used on moving vehicles need to be compact and have an auto-pointing mechanism so that they can remain locked onto the satellite during motion. Gilat is a leading provider of low-profile in-motion satellite antennas.

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

Communication service providers buy equipment from ground station equipment providers, install and maintain such equipment, lease capacity from satellite operators and sell a full package of communication services to the end user. Spacenet and Gilat Peru & Colombia are leading communication service providers in the U.S., Peru and Colombia, respectively.

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

Given the technological and implementation benefits afforded by VSAT networks, we believe that the market for VSAT products and services will continue to grow. In particular, according to a 2012 report from NSR, a leading international telecom market research and consulting firm, the number of broadband satellite sites and subscribers is expected to grow at a compounded annual growth rate, or CAGR, of 8.8% through 2021.

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

Another important requirement emerging is for next generation solid-state power amplifiers able to provide high output power, greater efficiency and field-proven reliability in smaller, lighter weight product packages suitable for fixed, mobile, and flyaway antenna systems. The amplifiers should be designed and thoroughly tested for use in extreme environments, helping provide uninterrupted connectivity to support mission-critical defense operations, as well as demanding airborne and consumer broadband applications.

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

High-End. The high-end market consists of customers that have more demanding network performance requirements. These requirements usually include higher level of Quality of Service, or QoS, than the typical user, higher speed connectivity, segregation of their traffic from other users’ traffic and more control over the network. Examples of customers belonging to the high-end market are industrial energy organizations such as oil & gas and mining companies, Digital Satellite News gathering, or DSNG, maritime companies and mobile operators. Another emerging area is airborne which requires reliable, compact solutions that can operate in extreme environments to provide in-flight connectivity services to business, commercial and aviation customers around the world.

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

Our Competitive Strengths

We are a leading provider of satellite communication and networking products and services. Our competitive strengths include:

Market leadership in large and growing markets.  Since our inception, we have sold more than one million VSATs, over 2,500 low profile antennas and 10,000 SSPAs to customers in around 90 countries. Our customer base includes a large number of satellite-based communications service providers, system integrators and operators worldwide. In addition, we provide satellite-based communication services primarily to enterprises in the U.S. and we are one of the largest satellite communications service providers to rural communities in Latin America.

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

We have a large installed base of SSPAs in the DoD, based on power amplifiers sold to the system integrators, who then provided a complete satellite terminal based on our equipment. Our SSPAs are widely used in the DoD, for both Ka Band and Ku Band terminals.  In addition, we have gained traction during 2012 in the avionics industry working with system integrators, including TECOM and Honeywell, providing airborne solutions to commercial airlines.

Technology leadership.  We have been at the forefront of VSAT technology and services for over 25 years and continue to be an innovator and developer of new satellite technologies. Our highly customizable VSAT technology enables us to provide our customers with a wide range of broadband, Internet, voice, data and video solutions.  Our product and operations infrastructure is capable of running hubs with greater than 99.8% availability while rolling out thousands of new VSAT site locations each month. Our SkyEdge II, state-of-the-art solution, provides high performance and excellent space segment efficiency. Our legacy product lines are known for their durability and resilience.  Our low-profile, Satcom-On-The-Move, antennas provide reliable broadband communications for defense and homeland security applications. Our state-of-the-art SSPAs provide excellent performance, even at the extreme end of temperature and environmental performance specifications. Our research, development and engineering team is comprised of approximately 340 persons, enabling us to rapidly develop new features and applications. Moreover, by directly serving end-users through our service organizations, we are able to quickly respond to changing market conditions to ensure we maintain our leadership position.

Global presence and local support worldwide.  We have sold our products in around 90 countries on six continents. Our products and services are used by a large and diverse group of customers including some of the largest enterprises in the world, several government agencies and many rural communities. We have 21 sales and service offices worldwide. Through our network of offices we are able to maintain a two-tier customer support program offering local support offices and a centralized supply facility.

Complementary business lines for turnkey solutions.  Our business divisions are able to provide a full turnkey solution to our customers by integrating a diverse range of value-added products and services. Our product and service offerings -- VSAT network equipment, power amplifiers, low-profile Satcom-On-The-Move antennas, installation, operation and maintenance --  provide communication services ranging from broadband, Internet, voice, data and video to managed solutions that can be customized and are highly flexible. Our business model enables us to be closely attuned to all of our customers' needs and to rapidly adapt to changing market trends. Our VSAT-based networks often serve as a platform for the delivery of a complete system, providing versatile solutions for corporate enterprises, government agencies, SMEs, rural communities, SOHOs and consumers.

Diversified revenue streams and customer base.  For the year ended December 31, 2012, approximately 49% of our revenues were generated from equipment sales and 51% of our revenues were generated from services. Our equipment sales are generally independent equipment orders which often generate maintenance contracts and additional opportunities for future equipment sales. Our service sales are characterized by long-term contracts that provide a recurring revenue base. In the year ended December 31, 2012, our three business divisions, Commercial, Defense and Services, accounted for 46%, 16%, and 38% of our revenues, respectively.  In 2012, 14% of our revenues were generated from a single customer (included in our Commercial Division) and 10% of our revenues were generated from a different single customer (included in our Services Division).

Financial position.  As of December 31, 2012, our cash balance was $70.1 million (including cash and cash equivalents, short and long term restricted cash, restricted cash held by trustees and short bank credits), and our debt was $48.7 million.

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

Experienced management team.  Our CEO, Erez Antebi, has been with the company for over 17 years in various executive positions and leads our highly experienced executive team of satellite industry veterans.  Amiram Levinberg, our Chairman, is a co-founder of our company and was CEO until December 31, 2011.

Our Growth Strategy

Our objective is to leverage our advanced technology and capabilities to:

Expand our presence in the defense and on-the-move satcom market. Building on our technology leadership and growing presence with armed forces around the world, we are increasing our focus on this growing market segment both in the United States and globally. We acquired RAS and Wavestream, whose customers are mainly in the defense and homeland security markets. We have also developed products with specific capabilities required by armed forces and homeland security agencies globally. We are also focusing efforts on the emerging airborne opportunities both with products applicable for both commercial and defense applications. We are investing in this market segment as we believe its global growth will contribute to our business.

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

Strengthen and expand our technology leadership. We are strengthening our technology leadership by our continuing investment in research and development, with a view of expanding our product portfolio with new product offerings and new capabilities. Our flagship product, SkyEdge II, has cutting edge space segment utilization and performance. Our new offerings, such as SkyEdge II, WebEnhance and additional new products planned to be released such as the Accent, enable our customers new opportunities in deploying communication networks suited to their needs.  We have developed a VSAT platform that is designed for Ka-band and multi-spot beam satellites.  In addition, we have developed modems and man-packs designed for defense and homeland security applications and we are focusing on developments for enhanced performance and capabilities of our SSPAs, and Satcom-On-The-Move antenna offerings.

Focus on emerging markets.  We have expanded our focus on emerging markets. Traditionally, it has been considered too costly for service providers to provide full-terrestrial networks to these regions. As a result, many governments either require telecommunications operators to provide communications access through USOs to these communities or provide funding via Universal Service Funds, or USFs, to subsidize the provision of these services. We focus our sales efforts on offering solutions to service providers that are either being required by USOs to facilitate the rural expansion, or on offering solutions to service providers that are utilizing the subsidies created through USFs.

Evaluate opportunities for acquisitions that will support and enable our growth strategy.  As we continue to focus on expanding the target markets for our products, services and solutions, we may have opportunities to acquire companies or technologies that would be complementary or additive to our existing platform and global distribution channels. We will continue to selectively evaluate opportunities to expand our business.

Our Businesses in 2012

Commercial Division

Overview

Our Commercial Division provides VSAT-based network systems, low-profile satcom-on-the-move antennas and associated professional services to telecom operators worldwide. Our operational experience in deploying large VSAT networks together with our global network of local offices enable us to work closely and directly with those providers. We provide equipment and solutions to the commercial, government and consumer markets.

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

Our Commercial Division is headquartered in Petah Tikva, Israel and operates through 14 offices worldwide. In the year ended December 31, 2012, our Commercial Division had revenues of $158.9 million.

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

Below is a table that shows the main SkyEdge II VSAT product offerings. All of these products are connected to an outdoor RF unit which is mounted on a dish antenna:

Low-Profile Satcom On-The-Move Antenna Systems

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

During 2012, we introduced our SkyEdge II-c system. SkyEdge II-c system supports large scale broadband services for both consumer and enterprise applications, including fast web browsing, high-speed trunking, video streaming, Internet Protocol Television, or IPTV, Voice Over Internet Protocol, or VoIP, and other bandwidth-intensive services. It includes a unified, centralized Network management system, or NMS which manages all hub elements at all gateways from a central NOC location. Enhanced FCAPS functions and the electronic machine to machine interface enable full visibility, control and seamless integration with the operator’s operations support system/ business support system, or OSS/BSS, environment.

The SkyEdge II-c environment comes with two VSATs, the Aries and the Gemini. SkyEdge II-c Aries is a compact high-throughput VSAT, designed to enable high speed broadband services while meeting cost efficiencies required by residential customers and small businesses.

SkyEdge II-c Aries enables fast web browsing, video streaming, IPTV, VoIP, and other bandwidth intensive services.

SkyEdge II-c Gemini is a compact high-throughput VSAT, designed to enable high speed broadband services while meeting cost efficiencies required by residential customers and small businesses. SkyEdge II-c Gemini enables fast web browsing, video streaming, IPTV, VoIP, and other bandwidth-intensive services.

Both SkyEdge II-c Aries and Gemini are full-featured IP routers, eliminating the need for an external router via support of enhanced IP routing features such as DHCP, NAT/PAT and IGMP. Advanced application-based QoS guarantees the performance of real-time applications such as VoIP and video streaming, while also supporting other data applications. SkyEdge II-c Aries and Gemini also support next generation IPv6 networking.

SkyEdge II-c with its “EasyConnect” technology provides operational simplicity and reduced operational expenditures. It provides simple, Do-It-Yourself, VSAT installation that expedites deployment and reduces costs. The VSAT kit is designed with minimum assembly parts and an easy to point antenna. In addition, the Gilat Ka-band transceiver is equipped with audible indicators to assist in the fine pointing. The VSAT customer premises equipment, or CPE, includes an intuitive graphical user interface that guide the installer step by step through the installation and service activation process.

Commercial Division Solutions

Vertical Solutions

We target specific vertical markets where our products and solutions are most suitable and in which we have multiple references and credibility. These vertical markets include the consumer market, cellular backhaul, oil and gas, banking and finance and rural and e-government, amongst others.

System Integration and Turnkey Implementation

We have expanded our business beyond core VSAT networks to deliver our customers complete and comprehensive solutions to their needs even where VSAT is not the main part of that solution. We see a growth in market demand for vendors capable of fully delivering integrated solutions for interdisciplinary, communication based projects.

In certain other situations we are required to provide our VSAT solution in a turnkey mode whereby we are responsible for the complete end-to-end solution.

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
As part of our professional services, we provide:

•	Outsourced operations such as VSAT installation, service commissioning and hub operations;
•	Proactive troubleshooting, such as periodic network analysis, to identify symptoms in advance; and
•	Training and certification to ensure customers and local installers are proficient in VSAT operation.

We typically provide a one-year warranty to our customers as part of our standard contract.

Marketing and Sales

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

Service providers for the consumer Ka-band market are typically telecom operators planning to expand Internet service to the consumer markets.  While this is a new market, we have signed an agreement with SES Broadband Services, or SBBS, (formerly known as SES and before that as ASTRA2Connect) for the delivery of network equipment and Ka-band end-user terminals for their European satellite-based consumer Internet service - SES Broadband Services. The SBBS Ka service was launched in December 2012. As part of the SBBS consumer rollout, we received our first orders from several European Internet Service Providers, or ISPs. We have received and delivered orders for several thousand self-install CPE kits, based on our award winning Skyedge II Aries VSAT. The service allows European households to benefit from broadband satellite access, enabling internet, video and VoIP services.

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

VSAT Services to Telecom Operators:

In some markets, existing telecom operators are mandated by the government to provide universal services. Providing these services in remote areas is a challenge to these operators, and they sometimes outsource these services to rural telecom service providers. The exact nature of these outsourcing projects varies, but they are typically a "Build-Transfer" model or a "Build-Operate-Transfer" model. Cable & Wireless in Panama was Gilat’s first "Build-Operate-Transfer" customer.

Enterprise and Government Agencies:

We also provide private network equipment and related services to selected enterprises and government agencies. These customers contract directly with Gilat Peru & Colombia for VSAT equipment and associated network services to be deployed at customer locations, typically for a contract term of three to five years. We also resell managed terrestrial connectivity equipment and services from facilities-based Local Exchange Carrier partners. One such customer is Banco de la Nacion in Peru.

Sales and Marketing

In Peru and Colombia, we use direct and indirect sales channels to market our equipment and related services. Our sales team of account managers and sales engineers are the primary account interfaces and work to establish account relationships and determine technical and business demands.

Defense Division

Raysat Low-Profile Satcom-On-The-Move Antenna Systems

Our RaySat series consists of low-profile, in-motion, one-way and two-way antennas for mobile communications-on-the-move (COTM). Compact, aerodynamic and vehicle-mounted, RaySat antennas deliver mission-critical data, voice and video for secure, real-time information flow.

RaySat products operate in Ku, Ka and X bands and are ideal for military SatCom on-the-move, C4I, blue-force tracking, reconnaissance and in-motion remote combat casualty care. In addition, RaySat antennas deliver Homeland Security (HLS) communications, supporting government needs as well as private security and asset tracking. RaySat connectivity also enables reliable, quickly-implemented wide-scale back-up communications for rescue services and first responders.

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

The following table describes our low-profile antennas:

Wavestream BUCs and SSPA

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

Wavestream’s headquarters, research and development, engineering and manufacturing facilities are located in San Dimas, California, with additional research and development center in Singapore. Wavestream has 127 employees.

Wavestream Market and Customers

Wavestream addresses the following applications and markets:

•
Defense Communications - satellite-based airborne and highly secured point-to-point.  This market is typically categorized by customers requiring high quality products – at times for mission critical communications in extreme environmental conditions. The satellite terminals (e.g., VSAT, Single Channel Per Carrier, or SCPC) are usually provided to the defense agencies via system integrators, and not directly from the power amplifier suppliers;

•
Government - public safety, emergency response and disaster recovery.  Similar to the market for defense agencies, though usually less demanding in terms of environmental conditions, these terminals are provided to various local, state and federal agencies that need to manage emergency communications. The satellite terminals (e.g., VSAT, SCPC) are usually provided via system integrators or service providers and not directly from the power amplifier suppliers;

•
Commercial terminals - A high power amplifier is used with high-end VSAT terminals for various applications where there is the requirement to transmit large amounts of data. Examples include Satellite News Gathering for video transmission, as well as airborne terminals in commercial airplanes for Internet access;

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

Wavestream designs and manufactures RF amplifiers, BUCs and transceivers that use solid-state sources to produce high to very-high power at microwave and millimeter-wave frequencies. Our patented Spatial Power Advantage™ technology allows us to create more compact product packages that provide higher power, greater reliability and improved efficiency for any mission-critical application. The spatially power combined amplifier employs a different technique for combining the transistor outputs than traditional Monolithic Microwave Integrated Circuit, or MMIC, based amplifiers. Rather than combining in multiple steps, increasing loss and size with each combining stage, all transistor outputs are combined in a single step. Many amplifying elements synchronously amplify the input signal, and their outputs are combined in free space for very high combining efficiency.

Our patented technology allows us to create amplifiers and BUCs with high output power in more compact product packages that generate less heat, use less energy, and reduce lifecycle costs. Our products help customers reduce their carbon footprint while meeting the stringent power requirements for mission-critical communications system. We perform full factory acceptance testing on every unit we manufacture and deliver, ensuring each product has guaranteed performance over the full temperature range and over extended frequency bands. Since 2007, we have shipped 15,000 Units across C, X, Ku and Ka spectrums.

The following diagram shows how the Spatial Combining works.

The following are pictures of some of Wavestream’s amplifiers, BUCs and transceivers:

Services Division.

Overview

Gilat Peru & Colombia

Through our operations in Peru and Colombia, we are service providers for public telephony and Internet services to rural areas there, using our hubs and VSATs equipment. In these countries, we have built the infrastructure and act as a licensed operator (Build-and-Operate model) in subsidized government projects. Our services include operating public phones and telecenters and distributing pre-paid cards for telephone usage at remote villages. In addition, Gilat Peru & Colombia uses its infrastructure to provide services to enterprise, SME, SOHO and residential customers. Gilat Peru & Colombia also provides outsourcing of VSAT network implementation and operation to other operators in the region.

Gilat Peru & Colombia has local offices in Lima, Peru and Bogota, Colombia and employs 243 persons on a full-time basis.

Services and Solutions

We began to operate in Peru in 1998, with the award of our first rural telephony project called "Frontera Norte" for FITEL, with approximately 200 sites. Since then, we have participated in most rural communications projects launched by the Peruvian government and have won, either wholly or partially, seven projects. Overall, we operate almost 8,700 telephony sites in Peru, of which approximately 1,000 have Internet connectivity, and have been awarded over $45 million in government subsidies to build and operate these networks. In 2011, we won our seventh FITEL project for an additional 770 sites with subsidies of approximately $14.5 million. In addition, we have developed services for financial sector customers, such as Banco de la Nacion, utilizing our current infrastructure and providing those customers with Internet, data and telephony services. In 2012, we won an additional $9.6 million project from Banco de la Nacion to provide services for three years. Our rural network manages millions of incoming and outgoing minutes every month, serving more than six million people in rural areas. On average, deployment of the network in Peru has reduced the distance between rural phone locations from 50km to 5km. In January 2013, we were awarded a contract by the Ministry of Education in Peru to provide Internet connectivity to 2,600 schools nationwide for approximately $12.8 million.

Gilat Colombia started operations in 1999 by winning the government's Compartel I project focused on rural telephony. Since then, it was awarded two additional projects with over $100 million in government subsidies in the aggregate – Rural Communitarian Telephony (TRC I and TRC II) and Telecentros.  Until March 31, 2013,  Gilat Colombia operated a network of approximately 2,000 rural sites spread throughout the country, serving over four million persons. The services for those rural sites included telephony, Internet, fax and other services. In 2008, the Ministry of Information Technologies and Communications (FONADAE) in Colombia renegotiated new agreements with us through December 2009.  Following our successful fulfillment of the new agreements with the Colombian Government, the Ministry of Communications in Colombia extended and amended the agreements for the provision of services under these agreements for additional one-year terms, through December 2010 and December 2011, respectively.  The agreements were again amended and extended for an additional nine months and were amended and extended again until March 31, 2013. We have not participated in the following bid for communitarian telecom services published by the Ministry of Communications in Colombia since we considered the terms of the bid to be unfavorable. Additionally, in December 2011, Gilat Colombia entered into a contract with the Colombian Ministry of Information Technology and Telecommunication (MINTIC) to provide broadband Internet connectivity to over 1,676 schools throughout the country’s rural regions. This contract is expected to end gradually from June until August 2013.

During 2012, Gilat Colombia completed the project of VSAT integrated with wireless solutions for the local governments of Bolivar, Cauca and Guaviare in Colombia.

Customer Support Operations

Gilat Peru & Colombia complement their services with back office support for subsidized telephony and Internet networks as well as for private Internet, data and telephony clients including a call center, network operations center, field service maintenance and a pre-paid calling card platform and distribution channels.

Spacenet

Spacenet provides managed network services that leverage satellite, wireline and wireless technologies.  Spacenet serves enterprise, government, industrial, SOHO, and residential customers primarily in the U.S., but also in locations throughout North America. Spacenet provides four primary lines of service:  (i) custom commercial grade networks for large enterprise, industrial and government customers; (ii) the Connect Series of standard Managed Services; (iii) Connexstar commercial satellite access services; and (iv) StarBand satellite Internet services, which are typically geared toward small office and residential users.

Spacenet's equipment and services are currently deployed at more than 160,000 business, government, industrial and residential locations in the U.S. Our customers include Regis Corporation, Dollar General, Goodyear, Intercontinental Hotels Group, USPS, Scientific Games, Intralot, GTECH, Boston Market, Centerpoint Energy, PG&E, Cumberland Farms, Sunoco and Valero.  The latest COMSYS report, published in 2011, ranked Spacenet as the second largest satellite network service provider in North America for the enterprise  market, with a 26.7% market share at the time of the report. Our market includes WAN services for retail, energy, oil and gas, financial services, hospitality and government customers, as well as Internet access services for SOHO and residential customers.  Through its StarBand broadband-over-satellite service, Spacenet is offering broadband service to rural unserved markets in Alaska and Hawaii following a federal grant from the Rural Utility Service under the American Recovery and Reinvestment Act.

We have increased our ability to serve the managed network services market in the U.S. Spacenet has created a new set of standard Managed Network Service products that was introduced in 2012.

Spacenet is based in McLean, Virginia, and has 223 employees, as of December 31, 2012.

Our Services Division has local offices in Mclean Virginia, Lima Peru and Bogota Colombia. In the year ended December 31, 2012, revenues from our Services Division were $ 134.1 million.

Services

Spacenet offers custom and standardized, pre-packaged network services that are sold under the Spacenet, Connexstar, Connect and StarBand brand names. These service lines target a variety of markets and applications, as is illustrated in the diagram below:

Spacenet's Technology-Neutral Approach

Services	The Connect Series				Satellite			Custom Networks
	ClassicConnect™	ManagedConnect™	AssuredConnect™	CompleteConnect™	StarBand®	Connexstar™	Emergency Communications Solutions (ECS)	
Description	Provisioning of high-speed broadband connectivity	High-speed broadband connectivity plus proactive monitoring & support	VPN connectivity & proactive monitoring & support	ManagedConnect & AssuredConnect	Consumer Satellite Internet Services	Commercial Grade Satellite Connectivity	Emergency Satellite Services for Part-time and Short-term needs	VSAT and Hybrid Terrestrial WANs
Typical Applications	Ideal for Customers with existing VPN Aggregation/Security Infrastructure	Ideal for Customers with existing VPN Aggregation/Security Infrastructure.	Ideal for Franchise Environments and Customers with Pre-existing Broadband Connectivity	Ideal for Customers who need Comprehensive Network Management and Support	Web, Email	Internet, VoIP, Video, Intranet, Back-office Applications, Credit Cards, Point-of-Sale, SCADA, Backup Networks	Voice, Video, and Data Business Continuity Solutions	Web Based Business Applications, Corporate E-mail, VoIP, Video, Multicast-base File Delivery Applications
Type of Customers/ Verticals	Multi-dispersed locations such as Retail (C-Stores, Restaurants, Big Box), Finance, Healthcare	Multi-dispersed locations such as Retail (C-Stores, Restaurants, Big Box), Finance, Healthcare	Multi-dispersed locations such as Retail (C-Stores, Restaurants, Big Box), Finance, Healthcare	Multi-dispersed locations such as Retail (C-Stores, Restaurants, Big Box), Finance, Healthcare	SOHOs	Utilities/Energy, Lottery, Retail, Hospitality, Small Business Disaster Recovery, Business Continuity, Government	First Response Agencies or Large Enterprises with a need for Reliable, Highly Available Network Connectivity	Large Enterprise Customers
Selected Customers	Nordstrom, Captivate Networks, Dunkin Donuts, Williams-Sonoma, Autozone, Key Bank	Jcrew	Regis	Wells Fargo, Perkins, Golden Living	Residential Users	PG&E, Detroit Edison, Orbital Data Networks, LandTel, State and Local Government, CenterPoint Energy	Los Angeles Police Department and other State & Local Government Agencies	USPS/Verizon, Dollar General, Goodyear, Scientific Games, Intralot, Boston Market, Cumberland Farms, Sunoco, Valero

Spacenet’s custom network services for large enterprise, industrial and government customers include the design, development, and management of satellite, wireline and wireless broadband managed network solutions. Spacenet can provide secure private networks specifically sized and tuned to a customer’s application, protocol support, QoS and bandwidth needs

In 2012, Spacenet launched its Connect Series of Managed Network Services. Spacenet’s Connect Series is a tiered suite of managed services that helps clarify and simplify network operations outsourcing. Offering customers a range of services packaged according to each customer’s internal capabilities, reliability needs and security requirements, the Connect Series includes:

•	Spacenet ClassicConnect™ - Cost-effective, high-speed broadband connectivity to every site.
•	Spacenet ManagedConnect™ - ClassicConnect’s high-speed broadband connectivity, plus proactive monitoring & support.
•	Spacenet AssuredConnect™ - VPN connectivity & proactive monitoring & support for existing broadband networks.
•	Spacenet CompleteConnect™ - The combined power and peace of mind of ManagedConnect plus AssuredConnect.

In addition, Spacenet’s standard Connexstar satellite services are optimized for popular customer applications, and are engineered to provide superior performance compared to other providers’ “one size fits all” solutions. Connexstar services are offered in full-time plans for primary network use or as on-demand services for emergency response and business continuity use.

These services are also available in fixed site or transportable configurations for on-the-go communications.  Many of Spacenet’s custom networks and standard Connexstar services offer service level agreements, or SLAs, for network reliability, network management and reporting tools, professional program management and implementation assistance, and professional-grade installation and maintenance options.

Network Operations and Customer Support

We operate data center and teleport facilities in Chicago, Illinois, and Marietta, Georgia. Spacenet also operates a private MPLS WAN network with POPS in seven locations around the continental U.S.   Our operations staff of more than 100 persons supervises network implementation and installation quality assurance, manages shared-hub and private-hub networks, provides first-level and escalated help desk/problem resolution, manages inventory and shipping, and dispatches field service/maintenance technicians. Both the Chicago and Marietta NOC facilities operate high-availability networks for our largest enterprise and government customers. The Marietta NOC facility also operates our Connexstar and StarBand services as well as first and second-level call centers. The McLean headquarters facility provides pilot and disaster recovery hub operations, fourth-tier network escalation and advanced network management and engineering services.

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

Spacenet Sales and Marketing

Spacenet sells enterprise, industrial and government services directly through a team of account executives as well as indirectly through a network of approximately 30 authorized enterprise, industrial and/or government service resellers, IT integrators and value-added resellers. We have added three large channel partners through whom our new Connect Managed Network Service products and services are sold -- IBM, Time Warner and Comcast.

Our StarBand SOHO and residential services are sold through approximately 100 dealers that are typically direct-to-home satellite TV resellers and/or satellite Internet service resellers.

Competition

The telecommunications industry operates in a competitive market. In the equipment market, we face competition from other VSAT manufacturers, such as Hughes, ViaSat, iDirect and a few other smaller manufacturers.

We compete in some Ka-band markets with competitors such as ViaSat and HNS who have launched Ka-band satellites.  Although we have entered the Ka-band market with responsive Ka-band VSAT technology, our penetration into that market will be gradual and our success is not assured.  We also expect that competition in this industry will continue to increase.  Due to the nature of the Ka-band solution, where the VSAT technology is sometimes commercially tied to the satellite technology itself, there may be circumstances where it is difficult for competitors to compete with the incumbent VSAT vendor using the particular Ka-band satellite.

Our low-profile in-motion antennas compete with products from competitors such as Cobham, ERA, Panasonic, Orbit and Thinkom. This market is nascent, and not as mature as the fixed VSAT or satellite services markets.

Wavestream’s primary competitors are Comtech Xicom Technology, Inc., CPI Satcom (which acquired Codan Satcom in 2012), General Dynamics SATCOM Technologies, and Paradise Datacom.

In Peru and Colombia, where we primarily operate public rural telecom services, we typically encounter competition on bids for projects subsidized by the government or other public entities from various service providers, system integrators and consortiums. Some of these competitors offer solutions based on VSAT technology and some on alternate technologies (typically cellular, wireless local loop or WiMAX).  As operators that offer terrestrial or cellular networks expand their reach to certain Peru and Colombia regions, they compete with our VSAT solutions. Examples of such competitors are Telefonica Peru, Empresas Telefonicas de Bogota, Internet Por Colombia and SkyNet.

The U.S. enterprise VSAT market is primarily served by HNS and Spacenet.  In addition, more recently, Spacenet's primary competitors in the Managed Services market are large terrestrial carriers such as AT&T, Verizon, CenturyLink and Megapath as well as smaller managed service providers like Cyberra, IRG and iPass.

Geographic Distribution of our Business

The following table sets forth our revenues by geographic area for the periods indicated below as a percent of our total sales:

	Years Ended December 31,
	2012	2011	2010
U.S.	33%	46%	35.8%
South America and Central America	33%	30%	36.2%
Asia and Asia Pacific	24%	15%	15.5%
Africa	3%	3%	7.0%
Europe	7%	6%	5.5%
Total	100%	100%	100%

Backlog

On December 31, 2012, our backlog for equipment sales and revenues from multi-year service contracts for our products was approximately $ 239 million, down from approximately $265 million at year-end 2011. Backlog does not include revenues from future traffic on our rural networks, future revenues from subscribers, from our consumer operation and other cancelable agreements. Backlog is not necessarily indicative of future sales.  Many of our contracts can be terminated at the convenience of the customer.  In addition, some of our contracts may include product specifications that require us. to complete additional product development.  Any inability to meet the specifications or complete the product development on time could lead to a termination of the related contract.

C.	Organizational Structure

Significant Subsidiaries	Country/State of Incorporation	% ownership

1. Spacenet Inc.	Delaware	100%
2. StarBand Communications Inc.	Delaware	100%
3. Gilat Satellite Networks (Holland) B.V.	Netherlands	100%
4. Gilat Colombia S.A. E.S.P	Colombia	100%
5. Gilat to Home Peru S.A	Peru	100%
6. Gilat do Brazil Ltda.	Brazil	100%
7. Gilat Satellite Networks (Mexico) S.A. de C.V.	Mexico	100%
8. Wavestream Corporation	Delaware	100%
9. Raysat Antenna Systems LLC	Delaware	100%
10. Raysat Antenna Systems Ltd.	Israel	100%
11.Gilat Australia Pty. Ltd.	Australia	100%
12. Gilat Satellite Networks (Eurasia) Limited Liability Company	Russia	100%

D.	Property, Plants and Equipment

Our headquarters are located in a modern office park which we own in Petah Tikva, Israel. This facility consists of approximately 380,000 square feet of office space, out of which approximately 214,800  square feet are currently used by us and approximately 165,200 square feet are subleased to third parties.

We have network operations centers in Marietta, Georgia and shared hub facilities in Chicago, Illinois, Peru and Colombia, from which we perform network services and customer support functions.

We lease approximately 138,000 square feet of office space in McLean, Virginia. These offices house our personnel and also contain a standby disaster recovery facility. In 2000 and 2002, we purchased and developed facilities on approximately 140,400 square feet of land in Backnang, Germany.  Since May, 2002, these facilities are leased to a third party.  We own approximately 13,347 square feet of research and development and manufacturing facilities in Sofia, Bulgaria, and rent approximately 6,336 square feet in Moldova for research and development activities.  Wavestream currently occupies approximately 32,900 square feet of facilities for office space, research and development and manufacturing in San Dimas, California under a lease which will expire on November 30, 2016.

We also maintain facilities in Chicago, Illinois, San Diego, California, and in Marietta, Georgia, in the United States, and in Brazil, Colombia, Mexico, China, Singapore and Peru, along with representative offices in Melbourne (Australia), Pretoria (South Africa), Bangkok (Thailand), New Delhi (India), Almaty (Kazakhstan), Jakarta (Indonesia), Moscow (Russia) and small facilities in other locations throughout the world.

We consider our current office space sufficient to meet our anticipated needs for the foreseeable future and suitable for the conduct of our business.

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

Introduction

We were incorporated in 1987 and began trading on the NASDAQ Stock Market in 1993 and on the TASE in 2004. We are a leading global provider of broadband satellite communication and networking products and services. We design, produce and market VSAT systems, defense satcom systems, SSPAs, BUCs and low-profile antennas. Our equipment is used by service providers, system integrators, government and defense organizations, large corporations and enterprises. We also provide connectivity services, including managed network services, Internet access and telephony, to enterprise, government and residential customers in the U.S., Peru and Colombia over our own networks which are built using our own equipment. We also provide managed network as well as installation services in Australia, over a VSAT network owned by Optus.

We have a large installed customer base and have shipped more than one million VSAT units to customers in approximately 90 countries on six continents since 1989. We have 21 sales and support offices worldwide, six NOCs and five R&D centers. Our products are primarily sold to communication service providers and operators that use VSATs to serve enterprise, government and residential users. We also provide services directly to end-users in various market sectors in the U.S. and certain countries in Latin America. Commencing in 2010, following the acquisitions of RAS and Wavestream, we develop and provide Satcom-on-the-move antenna solutions, SSPAs and BUCs, for defense and commercial broadband communications, radar and imaging.

Through 2011, we operated four reporting segments: Gilat Worldwide, Gilat Peru & Colombia, Spacenet Inc. and Wavestream. Starting in 2012, in accordance with the organizational changes within our company, we operate three business divisions, comprised of our Commercial, Defense and Services divisions:

•           Commercial Division - provides VSAT networks, satellite communication products and associated professional services to service providers and operators worldwide, including consumer Ka-band initiatives worldwide.

•           Defense Division - provides satellite communication products and solutions to defense and homeland security organizations worldwide and also includes the operations of Wavestream Corporation, or Wavestream, our subsidiary, whose sales are primarily to defense and homeland security organizations.

•           Service Division - provides managed network services for business, government and residential customers in North America through Spacenet Inc., or Spacenet, as well as our service businesses in Peru and Colombia, that offer rural telephony and Internet access solutions.

We present our results for the fiscal years ended on December 31, 2012, December 31, 2011 and December 31, 2010 retroactively according to the new reporting segments.

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

Critical Accounting Policies and Estimates

The preparation of the financial information in conformity with generally accepted accounting principles requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, mainly related to account receivables, inventories, deferred charges, long-lived assets, intangibles and goodwill, revenues, stock based compensation relating to options and contingencies. We base our estimates on historical experience and on various assumptions, including assumptions of third parties that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of the financial information included in this annual report.

Consolidation.  Our consolidated financial statements include the accounts of our company and those of our subsidiaries, in which we have a controlling voting interest, as well as entities consolidated under the Variable Interest Entities, or VIEs, provisions of ASC 810, "Consolidation", or ASC 810. Inter-company balances and transactions have been eliminated upon consolidation.

We apply the provisions of ASC 810, which provides a framework for identifying VIEs and determining when a company should include the assets, liabilities, non-controlling interests and results of activities of a VIE in our consolidated financial statements.

In general, a VIE is a corporation, partnership, limited-liability corporation, trust, or any other legal structure used to conduct activities or hold assets that either: (i) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support; (ii) has a group of equity owners that is unable to make significant decisions about its activities;(iii) has a group of equity owners that does not have the obligation to absorb losses or the right to receive returns generated by its operations; or (iv) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both, and substantially all of the entity’s activities (for example, providing financing or buying assets) either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

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

Most of the activity of Gilat Colombia consists of operating subsidized projects for the governmental authority, Compartel, including the Schools Project (collectively, the Compartel Projects).  The Compartel Projects were originally awarded to our Colombian subsidiaries in 1999 and 2002, except for the School Project which was awarded to us in 2011.

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

Under ASC 810, we perform ongoing reassessments of whether we are the primary beneficiary of a VIE. As our assessment provides that we have the power to direct the activities of a VIE that most significantly impacts the VIE’s activities (we are responsible for establishing and operating the networks), the obligation to absorb losses of the VIE that could potentially be significant to the VIE and the right to receive benefits from the VIE that could potentially be significant to the VIE economic performance, we therefore concluded that we are the primary beneficiary of the Trusts. As such, the Trusts were consolidated in our financial statements since their inception.

As of December 31, 2012 and December 31, 2011, the Trusts' assets, amounted to $ 6.1 million and $ 1.55 million, respectively. These assets are consolidated within our financial statements and are classified as "Restricted cash held by trustees" and "Other current assets". As of December 31, 2012 and 2011, the Trusts' liabilities, mainly classified as "Short-term advances from customers, held by trustees", are consolidated within our financial statements and amounted to $ 4.45 million and $ 1.55 million, respectively.

Revenues.  We generate revenues mainly from the sale of products and services for satellite-based communications networks. Sale of products includes mainly the sale of VSATs, hubs, SSPAs and low-profile antennas. Service revenues include access to and communication via satellites, or space segment, installation of network equipment, telephone services, internet services, consulting, on-line network monitoring, network maintenance and repair services. We sell our products primarily through our direct sales force and indirectly through resellers or system integrators. Sales consummated by our sales force and sales to resellers or system integrators are considered sales to end-users.

Revenues from product sales are recognized in accordance with Securities and Exchange Commission Staff Accounting Bulletin, or SAB No. 104, "Revenue Recognition", when delivery has occurred, persuasive evidence of an agreement exists, the vendor's fee is fixed or determinable, no further obligation exists and collectability is probable. When significant acceptance provision is included in the arrangement, revenues are deferred until the acceptance occurs. Generally, we do not grant rights of return. Service revenues are recognized ratably over the period of the contract or as services are performed, as applicable.

In October 2009, the FASB issued Accounting Standards Update, or ASU, No. 2009-13, ‘‘Multiple-Deliverable Revenue Arrangements’’, or ASU 2009-13. The standard changed the requirements for establishing separate units of accounting in a multiple element arrangement and requires the allocation of arrangement consideration to each deliverable to be based on the relative selling price.

We adopted this standard as of the beginning of fiscal year 2011 on a prospective basis for new and materially modified deals originating after January 1, 2011.

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

Revenues from products under sales-type-lease contracts are recognized in accordance with ASC 840 "Leases", or ASC 840, upon installation or upon shipment, in cases where the customer obtains its own or other's installation services. The net investments in sales-type-leases are discounted at the interest rates implicit in the leases. The present values of payments due under sales-type-lease contracts are recorded as revenues at the time of shipment or installation, as appropriate. Future interest income is deferred and recognized over the related lease term as financial income.

Revenues from products and services under operating leases of equipment are recognized ratably over the lease period, in accordance with ASC 840.

Deferred revenue represent amounts received by our company when the criteria for revenue recognition as described above are not met and are included in "Other current liabilities" and "Other long term liabilities", as appropriate. When deferred revenue is recognized as revenue, the associated deferred costs are also recognized as cost of sales.

In 2011 and 2010, no individual customer accounted for 10% or more of our revenues.  In 2012, a customer accounted for 14% of our revenues (included in our Commercial Division) and additional customer accounted for 10% of our revenues (included in our Services Division).

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

Income Taxes. We account for uncertain tax position in accordance with ASC 740-10, "Income Taxes", or ASC 740-10. ASC 740-10 clarifies the accounting for income taxes by prescribing the minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements. ASC 740-10 utilizes a two-step approach for evaluating tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) is only addressed if step one has been satisfied (i.e., the position is more-likely-than-not to be sustained). Otherwise, a full liability in respect of a tax position not meeting the more-than-likely-than-not criteria is recognized. ASC 740-10 also provides guidance on derecognition of tax positions, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure and transition. ASC 740-10 requires significant judgment in determining what constitutes an individual tax position as well as assessing the outcome of each tax position. Changes in judgment as to recognition or measurement of tax positions can materially affect the estimate of the effective tax rate and consequently, affect the operating results of our company.

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

Business Combination. We apply the provisions of ASC 805 "Business Combination" and accordingly, we are required to allocate the purchase price of acquired companies to the tangible and intangible assets acquired, liabilities assumed, as well as in-process research and development, based on their estimated fair values. In allocating the purchase price of acquired companies to the tangible and intangible assets acquired and liabilities assumed, we determined the required assumptions underlying the valuation work. Critical estimates in valuing certain of the intangible assets include but are not limited to: future expected cash flows from customer contracts, customer lists, and acquired developed technologies; expected costs to develop the in-process research and development into commercially viable products and estimating cash flows from the projects when completed; and discount rates. Management’s estimates of fair value are based upon assumptions believed to be reasonable, utilizing a market participant approach, but which are inherently uncertain and unpredictable. Assumptions may be incomplete or inaccurate, and unanticipated events and circumstances may occur. We were assisted by a third party appraiser in applying the required economic models (such as income approach), in order to estimate the fair value of assets acquired and liabilities assumed in the business combination.

Impairment of Intangible Assets and Long-Lived Assets. We periodically evaluate our intangible assets and long-lived assets (mainly property and equipment) in all of our reporting units for potential impairment indicators in accordance with ASC 360, “Property, Plant and Equipment”, or “ASC 360”.  Our judgments regarding the existence of impairment indicators are based on legal factors, market conditions, operational performance and prospects of our acquired businesses and investments. Our long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. In measuring the recoverability of assets, we are required to make estimates and judgments in assessing our future cash flows which derive from the estimated useful life of our current primary assets, and compare that with the carrying amount of the assets. Additional significant estimates used by management in the methodologies employed to assess the recoverability of our long-lived assets include estimates of future short-term and long-term growth rates, useful lives of assets, market acceptance of products and services, our success in winning bids and other judgmental assumptions, which are also affected by factors detailed in our risk factors section in this annual report.

The continuing pressure on the DoD budget along with ongoing uncertainties surrounding future spending by the DoD, as well as other elements, reflected in the reduction of Wavestream’s revenues and operational results in 2012 and in 2011 compared to our forecast and the decrease in actual revenues in 2012 compared to 2011 and 2011 compared to 2010, were considered as indicators of potential impairment of Wavestream's intangible assets, property and equipment and goodwill and led us to re-evaluate the value of Wavestream’s intangible assets based on the future undiscounted cash flows expected to be generated by it. Following such valuation, we came to the conclusion that the value of Wavestream’s technology was impaired. In order to assess the amount of the impairment, we assessed the fair value of Wavestream’s technology using the discounted cash flow method. As a result, in 2012, we recorded an impairment loss related to Wavestream’s technology in the amount of approximately $ 8 million. The impairment loss was recorded as part of "Impairment of goodwill and intangible assets and restructuring costs" in our Statement of Operations in the consolidated financial statements included in this annual report.

Future events could cause us to conclude that impairment indicators exist, especially with respect to our DoD budget reporting units, and that additional intangible assets associated with our acquired businesses and our long-lived assets are impaired. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

Goodwill. Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired. Under ASC 350 "Intangibles - Goodwill and Others", or ASC 350, goodwill is not amortized, but rather is subject to an annual impairment test. ASC 350 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances, and written off if and to the extent it is impaired. We conduct our impairment testing in the fourth quarter of each year. Goodwill for all of our reporting units is tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is determined using discounted cash flows. Significant estimates used in the fair value methodologies include estimates of future cash flows, future growth rates and the weighted average cost of capital of the reporting units.

In 2012 and 2011, we identified certain indicators that affected the carrying value of the goodwill and other tangible and intangible assets of Wavestream within our Defense Division. The continuing pressure on the DoD budget along with uncertainties regarding the DoD’s future spending, as well as other elements, were reflected in the reduction of Wavestream’s revenues and operational results in 2012 and in 2011 compared to our forecast and the decrease in actual revenues in 2012 compared to 2011 and 2011 compared to 2010. We performed an analysis of Wavestream’s implied carrying value in accordance with ASC 350. As a result of the impairment test, we recorded in 2012 and 2011 goodwill impairment losses of approximately $23.9 million and $17.9, respectively.  The impairment losses were recorded as part of "Impairment of goodwill and intangible assets and restructuring costs" in our Statement of Operations in the consolidated financial statements included in this annual report.

We estimated the fair value of Wavestream’s using the discounted cash flow method. In order to determine fair value, we rely upon generated five-year forecasts for sales and operating expenses, including capital expenditures, and assume a reasonable annual growth rate of cash flows for periods after the five-year forecast period of 4%. We developed a weighted average cost of capital, or WACC, to discount the expected future cash flows of 13.5% for 2012 and 12.5% for 2011.  In determining the WACC, we primarily considered factors such as the risk free rate of return, the volatility of the business relative to the market, the equity risk premium and small stock premium.

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

Liabilities related to legal proceedings, demands and claims are recorded in accordance with ASC 450, "Contingencies", or ASC 450, which defines a contingency as "an existing condition, situation, or set of circumstances involving uncertainty as to possible gain or loss to an enterprise that will ultimately be resolved when one or more future events occur or fail to occur." In accordance with ASC 450, accruals for exposures or contingencies are being provided when the expected outcome is probable and when the amount of loss can be reasonably estimated. It is possible, however, that future results of operations for any particular quarter or annual period could be materially affected by changes in our assumptions, the actual outcome of such proceedings or as a result of the effectiveness of our strategies related to these proceedings.

Accounting for Stock-Based Compensation.   We account for stock based compensation in accordance with ASC 718, "Compensation-Stock Compensation”, or ASC 718, which requires us to measure all employee stock-based compensation awards using a fair value method and recognize such expense in our consolidated financial statements. We adopted ASC 718 using the modified prospective transition method. We estimate the fair value of stock options granted using the Black-Scholes option pricing model, and the fair value of Restricted Share Units, or RSUs, based on the market stock price on the date of grant. Non-cash share-based compensation of $2.4 million was recorded in 2012. As of December 31, 2012, we had $7.5 million of total unrecognized compensation costs related to non-vested share-based awards granted under our stock option plans. That cost is expected to be recognized over a weighted average period of 1.7 years.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Revenues. Revenues for the years ended December 31, 2012 and 2011 for our three reportable segments were as follows:

	Year Ended			Year Ended
	December 31,			December 31,
	2012	2011	Percentage	2012	2011
	U.S. dollars in thousands		change	Percentage of revenues

Commercial
Equipment	101,455	91,837	10.5%	29.1%	27.1%
Services	57,427	25,348	126.6%	16.5%	7.5%
	158,882	117,185	35.6%	45.6%	34.6%
Defense
Equipment	51,703	76,749	(32.6)%	14.8%	22.6%
Services	3,668	2,503	46.5%	1.1%	0.7%
	55,371	79,252	(30.1)%	15.9%	23.3%
Services
Equipment	16,445	33,111	(50.3)%	4.7%	9.8%
Services	117,665	109,653	7.3%	33.8%	32.3%
	134,110	142,764	(6.1)%	38.5%	42.1%
Total
Equipment	169,603	201,697	(15.9)%	48.8%	59.5%
Services	178,760	137,504	30.0%	51.2%	40.5%
Total	348,363	339,201	2.7%	100.0%	100.0%

Revenues in 2012 increased by approximately $9.2 million compared to 2011, representing an increase of 2.7%. The increase of $9.2 million was attributable to an increase of $41.7 million in our Commercial division offset by a decrease of $23.9 million and $8.7 million in both the Defense and Services divisions, respectively.

In our Commercial Division, revenues increased by approximately $41.7 million in 2012 compared to 2011. The increase was primarily attributable to the revenues associated with the National Broadband Networks (NBN) project in Australia, which was awarded to us in the second quarter of 2011 and whose rollout commenced at the end of 2011.

In our Defense Division, revenues decreased by approximately $23.9 million in 2012 compared to 2011. The decrease is attributable to the continuing pressure and ongoing uncertainties surrounding future spending by the DoD, as well as other elements, which affected Wavestream’s revenues.

In our Services division, revenues decreased by approximately $8.7 million in 2012 compared to 2011. The decrease is mainly attributable to decreased revenues associated with Spacenet’s equipment sales to the gaming sector in 2012 compared to 2011. This decrease was partially offset by increased revenues derived from governmental subsidies to Gilat Colombia.

We derived approximately 49% of our revenues from equipment sales and 51% from services in 2012, compared to approximately 59% from equipment and 41% from services in 2011. The decrease in the equipment portion of our revenues in 2012 is mainly attributable to: (i) lower revenues from our Defense Division which generally derives a high percentage of its revenues from equipment sales; (ii) lower equipment sales in our Services Division associated with decreased equipment sales to the gaming sector by Spacenet; and (iii) higher proportion of service revenues generated by the NBN project in Australia.

Gross profit. The gross profit of our three reportable segments for the years ended December 31, 2012 and 2011 was as follows:

	Year Ended		Year Ended
	December 31,		December 31,
	2012	2011	2012	2011
	U.S. dollars in thousands		Percentage of revenues per segment

Commercial
Equipment	44,145	46,638	43.5%	50.8%
Services	17,427	9,184	30.3%	36.2%
	61,572	55,822	38.8%	47.6%
Defense
Equipment	13,333	27,523	25.8%	35.9%
Services	1,040	328	28.4%	13.1%
	14,373	27,851	26.0%	35.1%
Services
Equipment	5,918	13,026	36.0%	39.3%
Services	31,137	24,928	26.5%	22.7%
	37,055	37,954	27.6%	26.6%
Total
Equipment	63,396	87,187	37.4%	43.2%
Services	49,604	34,440	27.7%	25.0%
Total	113,000	121,627	32.4%	35.9%

Our gross profit margin decreased to approximately 32% in 2012 from approximately 36% in 2011. Our gross profit margin is affected by the regions in which we operate and the type of transactions we consummate. The decrease in our gross profit margin in 2012 is attributable mainly to decreased equipment sales in 2012 compared to 2011.

In our Commercial Division, the increase of revenues from equipment sales was significantly lower than the increase of our revenues from services. In addition, certain equipment transactions were characterized by lower level of profitability.

In our Defense Division, most of our revenues were derived from equipment sales, as such the decrease in the overall revenues in this division significantly affected our gross margin.

Our gross profit is affected year-to-year by the mix of revenues between equipment and services, the regions in which we operate, the size of our deals and the timing in which transactions are consummated. As such, we are subject to year-to-year fluctuation in our gross profit.

Research and development expenses, net. Our research and development expenses are incurred by our Commercial and Defense divisions. Our research and development expenses for the years ended December 31, 2012 and 2011 were as follows:

	Year Ended			Year Ended
	December 31,			December 31,
	2012	2011	Percentage	2012	2011
	U.S. dollars in thousands		change	Percentage of revenues per segment

Commercial
Expenses incurred	19,561	19,210	1.8%	12.3%	16.4%
Less - grants	2,261	2,775	(18.5)%	1.4%	2.4%
	17,300	16,435	5.3%	10.9%	14.0%
Defense
Expenses incurred	12,735	15,866	(19.7)%	23.0%	20.0%
Less - grants	794	600	32.3%	1.4%	0.8%
	11,941	15,266	(21.8)%	21.6%	19.3%

Total, net	29,241	31,701	(7.8)%	13.6%	16.1%

Net research and development expenses decreased by approximately $2.5 million in 2012 compared to 2011. The decrease in research and development expenses is attributable to our Defense Division.  In the Defense Division, we continue to concentrate our efforts in the integration of our research and development activities following the acquisitions of Wavestream and RAS in 2010. As our integration efforts progressed, we were able to recognize cost efficiencies and lower our expenses.

This decrease in the Defense Division research and development expenses was partially offset by an increase in our Commercial Division expenses as a result of our continuing development of Ka-band technology for the consumer markets and for enhancement of our current product offerings for other commercial markets.

Selling and marketing expenses. The selling and marketing expenses of our three reportable segments for the years ended December 31, 2012 and 2011 were as follows:

	Year Ended			Year Ended
	December 31,			December 31,
	2012	2011	Percentage	2012	2011
	U.S. dollars in thousands		change	Percentage of revenues per segment
Commercial	24,184	22,262	8.6%	15.2%	19.0%
Defense	9,128	10,973	(16.8)%	16.5%	13.8%
Services	9,319	13,288	(29.9)%	6.9%	9.3%
Total	42,631	46,523	(8.4)%	12.2%	13.7%

Selling and marketing expenses decreased by approximately $3.9 million in 2012, compared to 2011. The decrease is mainly attributable to our Defense and Services divisions, slightly offset by an increase in our Commercial Division.

In our Defense Division, the decrease is mainly attributable to our continued efforts to integrate both Wavestream and RAS. These efforts are mainly reflected in cost efficiencies as well as from tighter budget controls and a reduction in headcount and related expenses.

In our Services Division, the decrease is mainly attributable to the cost reduction measures we initiated at the end of 2011, mainly in Spacenet, as well as to lower levels of variable expenses related to lower levels of revenues and bookings compared to 2011.

In our Commercial Division, the increase in expenses is mainly attributable to the increase in variable expenses related to the increase of the Commercial Division revenues.

General and administrative expenses.  The general and administrative expenses of our three reportable segments for the years ended December 31, 2012 and 2011 were as follows:

	Year Ended			Year Ended
	December 31,			December 31,
	2012	2011	Percentage	2012	2011
	U.S. dollars in thousands		change	Percentage of revenues per segment
Commercial	11,221	11,666	(3.8)%	7.1%	10.0%
Defense	4,940	6,348	(22.2)%	8.9%	8.0%
Services	17,914	17,991	(0.4)%	13.4%	12.6%
Total	34,075	36,005	(5.4)%	9.8%	10.6%

General and administrative expenses decreased by approximately $1.9 million in 2012 compared to 2011. The decrease is mainly attributable to our Defense and Commercial divisions, where expenses declined by $1.4 and $0.4 million, respectively.

In our Defense Division, the $1.4 million decrease is mainly attributable to the organizational changes we implemented in the fourth quarter of 2011 and in the beginning of 2012. These organizational changes, associated with the continuing integration of Wavestream and RAS, included reductions in headcount, rent expenses and depreciation expenses.

 In our Commercial Division, the $0.4 million decrease is mainly attributable to decreased legal and other professional services expenses.

Costs related to acquisition transactions. In 2011, we incurred expenses of $0.3 million in connection with the acquisition of CICAT, mainly legal and other professional expenses.

Impairment of goodwill and intangible assets and restructuring costs. In 2012, we recorded $32.2 million of impairment charges in goodwill and intangible assets and restructuring costs, consisting of a $23.9 million goodwill impairment charge and a $8 million technology impairment charge, both related to Wavestream, and $0.3 million of restructuring costs. The continuing pressure on the DoD budget along with uncertainties as to the DoD’s future spending, as well as other elements, reflected in the reduction of Wavestream’s revenues and operational results in 2012 and 2011 compared to our forecast and the decrease in actual revenues in 2012 compared to 2011 and 2011 compared to 2010, were considered as indicators of potential impairment of Wavestream's intangible assets, property and equipment and goodwill. This led us to reduce our projections for Wavestream’s results in future years and resulted in a charge for impairment of goodwill and technology. We performed a two-step analysis of Wavestream’s implied carrying value in accordance with ASC 350.  Under step two of the impairment test , we recorded in 2012 goodwill impairment losses of approximately $23.9 million.  The impairment losses were recorded as part of "Impairment of goodwill and intangible assets and restructuring costs" in our Statement of Operations in the consolidated financial statements included in this annual report.

In 2011, we recorded $19.5 million of impairment charges in goodwill and restructuring costs, consisting of a $17.9 million impairment charge related to Wavestream and $1.6 million of restructuring costs.

In addition, at the end of 2012 and 2011, we initiated restructuring plans to improve our operating efficiency at various operating sites and to reduce our operating expenses for the upcoming years. As a result of this plan we recognized expenses of $0.3 million and $1.6 million in 2012 and 2011, respectively, for employee contract termination costs and other related onetime expenses.

Financial expenses, net.  In the year ended December 31, 2012, we had financial expenses of approximately $2.6 million compared to financial expenses of approximately $1.9 million in 2011. The increase of $0.7 million in our financial expenses is primarily attributable to changes in exchange rate between local currency and the U.S. dollar in the countries where some of our subsidiaries operate, mainly in Latin America.

Other income. In 2012, we recorded $2.7 million of other income, mainly due to a settlement agreement with a consortium of private equity investors in connection with the termination of a merger agreement entered into in 2008, or the 2008 Aborted Merger Agreement, pursuant to which we were to be acquired by the private equity investors.

Taxes on income.  Taxes on income are dependent upon where our profits are generated, such as the location and taxation of our subsidiaries as well as changes in deferred tax assets and liabilities recorded mainly as part of business combinations. Tax benefits in 2012 were approximately $1.9 million compared to tax benefits of approximately $0.3 million in 2011. The increase in tax benefit during 2012 is mainly attributable to the decrease in deferred tax liabilities related to Wavestream’s intangible assets. The decrease in Wavestream’s deferred tax liability in 2012 was significantly higher than 2011 due to the impairment of Wavestream’s technology. This decrease was slightly offset by a decrease in deferred tax assets as well as to other tax expenses with respect to our activities in Latin America and in Asia Pacific.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Revenues. Revenues for the years ended December 31, 2011 and 2010 for our three reportable segments were as follows:

	Year Ended			Year Ended
	December 31,			December 31,
	2011	2010	Percentage	2011	2010
	U.S. dollars in thousands		change	Percentage of revenues

Commercial
Equipment	91,837	85,200	7.8%	27.1%	36.5%
Services	25,348	15,732	61.1%	7.5%	6.7%
	117,185	100,932	16.1%	34.6%	43.2%
Defense
Equipment	76,749	18,844	307.3%	22.6%	8.1%
Services	2,503	655	282.1%	0.7%	0.3%
	79,252	19,499	306.4%	23.3%	8.4%
Services
Equipment	33,111	16,211	104.3%	9.8%	7.0%
Services	109,653	96,343	13.8%	32.3%	41.4%
	142,764	112,554	26.8%	42.1%	48.4%
Total
Equipment	201,697	120,255	67.7%	59.5%	51.6%
Services	137,504	112,730	22.0%	40.5%	48.4%
Total	339,201	232,985	45.6%	100.0%	100.0%

Revenues in 2011 increased by approximately $106 million compared to 2010, an increase of 45.6%. The increase is mainly attributable to increased revenues of our Defense and Services divisions of $59.8 million and $30.2 million, respectively.

In the Defense Division, the increase in revenues is mainly attributable to the consolidation of Wavestream and RAS. Both companies were acquired in the second half of 2010, and accordingly, their results were partially consolidated in 2010 and fully consolidated in 2011.  Wavestream revenues in 2011 were $59.2 million compared to the $4 million we recorded in our results in 2010.  In 2010, the consolidated Wavestream revenues represented only one month of operations as the acquisition closed on November 29, 2010.

In the Services Division, the increase in 2011 revenues is attributable to increased revenues in Peru and Colombia, mainly due to the extension of our agreements with the Colombian Ministry of Communications for providing telephony and public data access to remote communities throughout Colombia for an additional year in the amount of approximately $21 million compared to the 2010 extension that amounted to approximately $12 million, and to the new contract awarded in Peru during 2011, to provide Internet access and telephony services throughout the country's rural regions valued at approximately $14.5 million. The new contract in Peru was partially reflected in revenues in the second half of 2011. In 2011, we also benefitted from an increase in Spacenet’s revenues, attributable mainly to completion of the rollout of gaming sector networks.

In the Commercial Division, revenues increased by approximately $16.3 million, out of which $7.4 million was derived from Europe, mainly related to awards in the Ka-band market there, $10.3 million was derived from Asia and Asia Pacific, $2.4 million was derived from North America and $2.8 million was derived from Latin America, offset by a decrease of $6.6 million in Africa.

We derived approximately 59% of our revenues from equipment sales and 41% from services in 2011. In 2010, our revenues were derived approximately 52% from equipment sales and 48% from services. The increase in the equipment portion of our revenues in 2011 is mainly attributable to the full year effect of the consolidation of the operations of Wavestream and RAS, who derive a high portion of their revenues from equipment, along with a higher portion of equipment revenue generated by Spacenet as part of the gaming sector network deployments.

Gross profit. The gross profit of our three reportable segments for the years ended December 31, 2011 and 2010 was as follows:

	Year Ended		Year Ended
	December 31,		December 31,
	2011	2010	2011	2010
	U.S. dollars in thousands		Percentage of revenues per segment

Commercial
Equipment	46,638	52,304	50.8%	61.4%
Services	9,184	1,085	36.2%	6.9%
	55,822	53,389	47.6%	52.9%
Defense
Equipment	27,523	8,195	35.9%	43.5%
Services	328	90	13.1%	13.7%
	27,851	8,285	35.1%	42.5%
Services
Equipment	13,026	(2,219)	39.3%	(13.7)%
Services	24,928	20,399	22.7%	21.2%
	37,954	18,180	26.6%	16.2%
Total
Equipment	87,187	58,280	43.2%	48.5%
Services	34,440	21,574	25.0%	19.1%
Total	121,627	79,854	35.9%	34.3%

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

The increase in gross profit margin was partially offset by a higher amortization expense of approximately $7.1 million in 2011, compared to $1.7 million in 2010, which is attributable to the amortization of intangible assets acquired as part of the acquisitions of Wavestream and RAS.

Research and development expenses, net.  Our research and development expenses are incurred by our Commercial and Defense divisions. Our research and development expenses for the years ended December 31, 2011 and 2010 were as follows:

	Year Ended			Year Ended
	December 31,			December 31,
	2011	2010	Percentage	2011	2010
	U.S. dollars in thousands		change	Percentage of revenues per segment

Commercial
Expenses incurred	19,210	17,981	6.8%	16.4%	17.8%
Less - grants	2,775	2,816	(1.5)%	2.4%	2.8%
	16,435	15,165	8.4%	14.0%	15.0%
Defense
Expenses incurred	15,866	4,213	276.6%	20.0%	21.6%
Less - grants	600	433	38.6%	0.8%	2.2%
	15,266	3,780	303.9%	19.2%	19.4%

Total, net	31,701	18,945	67.3%	16.1%	15.7%

Net research and development expenses increased by approximately $12.8 million in 2011, compared to 2010. The increase in research and development expenses is mainly attributable to the acquisitions of Wavestream and RAS in the second half of 2010. In addition, research and development expenses increased as a result of increased spending to support our strategy to develop new products for the defense markets, to the continuing development of Ka-band technology for the consumer markets and to enhance our product offering to other commercial markets.

Selling and marketing expenses. The selling and marketing expenses of our three reportable segments for the years ended December 31, 2011 and 2010 were as follows:

	Year Ended			Year Ended
	December 31,			December 31,
	2011	2010	Percentage	2011	2010
	U.S. dollars in thousands		change	Percentage of revenues per segment
Commercial	22,262	19,554	13.8%	19.0%	19.4%
Defense	10,973	2,695	307.2%	13.8%	13.8%
Services	13,288	11,147	19.2%	9.3%	9.9%
Total	46,523	33,396	39.3%	13.7%	14.3%

Selling and marketing expenses increased by approximately $13.1 million in 2011, compared to 2010. This increase is mainly attributable to the consolidation of Wavestream and RAS into our Defense Division. In addition, selling and marketing expenses were higher due to the increased variable expenses related to higher level of revenues and bookings compared to the same period in 2010. In 2011, we also increased our headcount and our expenses to support our strategy of entering into new markets and strengthening our position in existing ones.

General and administrative expenses.  The general and administrative expenses of our three reportable segments for the years ended December 31, 2011 and 2010 were as follows:

	Year Ended			Year Ended
	December 31,			December 31,
	2011	2010	Percentage	2011	2010
	U.S. dollars in thousands		change	Percentage of revenues per segment
Commercial	11,666	10,074	15.8%	10.0%	10.0%
Defense	6,348	3,089	105.5%	8.0%	15.8%
Services	17,991	16,681	7.9%	12.6%	14.8%
Total	36,005	29,844	20.6%	10.6%	12.8%

General and administrative expenses increased by approximately $6.2 million in 2011 compared to 2010. The increase in our expenses is attributable to our Defense, Commercial and Services divisions in the amounts of $3.3 million, $1.6 million and $1.3 million, respectively.

In our Defense Division, the increase of $3.3 million is mainly attributable to the consolidation of Wavestream and RAS during the second half of 2010.

In our Commercial Division, the increase of $1.6 million is mainly attributable to head count related expenses and to professional and legal expenses associated with the supporting of the Commercial growing business.

In our Services Division, the increase of $1.3 million is mainly related to the consolidation of Cicat during the first half of 2011, to head count related expenses and to legal expenses.

Costs related to acquisition transactions. In 2010, we completed the acquisitions of RAS and Wavestream for approximately $154 million, net of cash received. We recorded approximately $3.8 million in direct expenses related to these acquisitions including investment banker’s fees, legal and other professional expenses. In 2011, we incurred additional expenses in the amount of $0.3 million related to the acquisition of CICAT.

        Impairment of goodwill and restructuring costs. In 2011, we recorded $19.5 million in impairment of goodwill and restructuring costs, consisting of a $17.9 million goodwill impairment charge related to Wavestream and $1.6 million of restructuring costs. The continuing pressure on the DoD budget along with uncertainties as to the DoD’s future spending, as well as other elements, reflected in the reduction of Wavestream revenues and operational results in 2011 compared to our forecast and the decrease in actual revenues in 2011 compared to 2010, were considered as indicators of potential impairment of Wavestream's intangible assets, property and equipment and goodwill. We performed a two-step analysis of Wavestream’s implied carrying value in accordance with ASC 350. Under step two of the impairment test, we recorded a $17.9 million goodwill impairment charge. In addition, at the end of 2011, we initiated a restructuring plan to improve our operating efficiency at various operating sites and to reduce our operating expenses for 2012.  As a result of this plan we recognized expenses of $1.6 million for employee contract termination costs and other related one-time expenses.

Financial expenses, net.  In the year ended December 31, 2011, we had financial expenses of approximately $1.9 million compared to financial expenses of approximately $0.6 million in 2010. The increase in our financial expenses was primarily attributable to the interest expenses related to the $40 million long term loan we obtained at the end of 2010 with an interest rate of 4.77%, our lower cash balance following the acquisitions of Wavestream and RAS and prevailing lower interest income rates.

Other income. During 2011, we recorded $8.1 million in other income. This amount consists mainly of: (i) the release of $3 million from an escrow account related to sale of our ownership interest in a company in which we invested in the past, which investment had been previously written-off; (ii) approximately $2.6 million received pursuant to a settlement agreement with a consortium of private equity investors in connection with the termination of the 2008 Merger Agreement; and (iii) income derived from an adjustment related to the Wavestream acquisition of approximately $2.5 million.

Taxes on income.  Taxes on income are dependent upon where our profits are generated, such as the location and taxation of our subsidiaries. Tax benefits in 2011 were approximately $0.3 million compared to approximately $11,000 of taxes on income in 2010. The increase in our tax benefit during 2011 was mainly attributable to: (i) a tax refund received by one of our subsidiaries in respect of previous years; (ii) deferred tax income we recorded due to temporary differences related to the amortization of intangible assets of Wavestream; and (iii) the reversal of a tax provision related to the expiration of contingencies due to the statute of limitations. These income tax benefits were offset by tax expenses with respect to our activities in Latin America.

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

Annual and quarterly fluctuations in our results of operations may be caused by the timing and composition of orders by our customers and the timing of our ability to recognize revenues. Our future results may also be affected by a number of factors, including our ability to continue to develop, introduce and deliver new and enhanced products on a timely basis and expand into new product offerings at competitive prices, to integrate our recent acquisitions, to anticipate effectively customer demands and to manage future inventory levels in line with anticipated demand. Our results may also be affected by currency exchange rate fluctuations and economic conditions in the geographical areas in which we operate. In addition, our revenues may vary significantly from quarter to quarter as a result of, among other factors, the timing of new product announcements and releases by our competitors and us. We cannot be certain that revenues, gross profit and net income (or loss) in any particular quarter will not vary from the preceding or comparable quarters. Our expense levels are based, in part, on expectations as to future revenues. If revenues are below expectations, operating results are likely to be adversely affected. In addition, a substantial portion of our expenses are fixed (e.g. space segment, lease payments) and adjusting expenses in the event revenues drop unexpectedly often takes considerable time. As a result, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Due to all of the foregoing factors, it is possible that in some future quarters our revenues or operating results will be below the expectations of public market analysts or investors. In such event, the market price of our shares would likely be materially adversely affected.

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

Impact of Inflation and Currency Fluctuations

While most of our sales and service contracts are in U.S. dollars, most of our expenses are in NIS and various currencies other than U.S. Dollar. The foreign exchange risks are often significant due to fluctuations in local currencies relative to the U.S. dollar.

The influence on the U.S. dollar cost of our operations in Israel relates primarily to the cost of salaries in Israel, which are paid in NIS and constitute a substantial portion of our expenses in NIS.

In 2012, the rate of inflation in Israel was 1.6% and the U.S. dollar depreciated in relation to the NIS at a rate of 2.3%, from NIS 3.821 per $1 on December 31, 2011 to NIS 3.733 per $1 on December 31, 2012.

In the year ended December 31, 2011, inflation in Israel was 2.2% while the U.S. dollar appreciated in relation to the NIS at a rate of 7.7%. If future inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of such devaluation lags behind increases in inflation in Israel, our results of operations may be materially adversely affected. In 2011 and 2012, in order to limit these risks, we entered into hedging contracts to cover certain of our NIS to U.S. dollar exchange rate exposures.

Regarding the changes in the value of other foreign currencies in relation to the U.S. dollar, our monetary balances that are not linked to the U.S. dollar impacted our financial expenses during 2012 and 2011. This is due to significant fluctuations in currencies in certain regions of Latin America in which we do business. There can be no assurance that in the future our results of operations may not be materially adversely affected by other currency fluctuations.

Effective Corporate Tax Rate

On January 1, 2003, a comprehensive tax reform took effect in Israel. Pursuant to the tax reform, resident companies are subject to Israeli income tax on their worldwide income (income accrued or derived in Israel or abroad).

On December 5, 2011, the Israeli Parliament passed the Law for Tax Burden Reform (Legislative Amendments), 2011, or the Tax Burden Law, as a result of which, corporate tax rates increased to 25% from January 1, 2012 onwards, compared with the tax rates of 24% in 2011, 25% in 2010 and 26% in 2009.

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

On April 1, 2005, an amendment to the Israeli Law for the Encouragement of Capital Investments, 1959, or the Investment Law, came into effect that limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility, such as provisions generally requiring that at least 25% of their business income will be derived from export. A facility that is approved is called a "Benefitted Enterprise." Additionally, the 2005 amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law, so that companies no longer require Investment Center approval in order to qualify for tax benefits.

We have been granted “Approved Enterprise” status under the Investment Law for nine investment programs. The period of benefits for all of these programs has expired. In addition, our company chose 2005 and 2011 as the years of election in order to receive tax benefits as Benefitted Enterprise under the amendment. See “Item 10 - Additional Information Israeli Taxation”.

To the extent we become profitable for Israeli tax purposes, we may therefore be eligible for a tax exemption for a limited period on undistributed Benefitted Enterprise income, and an additional subsequent period of reduced corporate tax rates (ranging between 10% and 25%, depending on the level of foreign ownership of our shares), on such undistributed Benefitted Enterprise income. Income from sources other than the “Benefitted Enterprises” during the relevant period of benefits will be taxable at the regular corporate tax rates. As of December 31, 2012, we did not generate income under the provisions of the Investment Law.

Under an amendment to the Investment Law effective January 1, 2011, upon an irrevocable election made by the company, a uniform rate of corporate tax will apply to all qualified income of certain industrial companies, as opposed to the current law's incentives that are limited to income from Benefitted Enterprises during their benefits period. Under the amended law, the uniform tax rate will be 10% in geographical areas in Israel designated as Development Zone A and 15% elsewhere in Israel during 2011-2012. The uniform tax rates were reduced to 7% and 12.5%, respectively to the mentioned geographic areas in 2013-2014, and further reduced to 6% and 12%, respectively, in 2015. The profits of these industrial companies will be freely distributable as dividends, subject to a 15% withholding tax (or lower, under an applicable tax treaty).

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

Impact of Recently Issued Accounting Pronouncements

In July 2012, the FASB issued ASU 2012-02, "Intangible- Goodwill and Other (Topic 350): Testing Indefinite- Lived Intangible Assets for Impairment" (ASU 2012-02), which is effective for annual reporting periods. The amended guidance will allow companies to assess qualitative factors to determine if it is more likely than not that goodwill might be impaired and whether it is necessary to perform the two-step goodwill impairment test required under current accounting standards. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption permitted. We will consider the revised guidance for fiscal years beginning after September 15, 2012.

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

As of December 31, 2012, we had cash and cash equivalents of $ 67 million, short-term and long-term restricted cash of $4.9 million, short-term restricted cash held in trustees' accounts of $ 1.7 million and short term bank credits of $3.5 million.  As of December 31, 2011, we had cash and cash equivalents of $ 56.2 million, short-term and long-term restricted cash of $ 9.1 million, short-term restricted cash held in trustees' accounts of $1.5 million and short term bank credits of $3 million. We believe that our working capital is sufficient for our present requirements.

As of December 31, 2012, our total debt was approximately $48.7 million, comprised of long-term loans of $40.7 million and current maturities of long-term loans of $8 million.

The long term loans primarily consist of two loans. The first loan was received in December 2010 in the amount of $40 million from First International Bank of Israel and bears interest of 4.77%. Under the provisions of that loan, we undertook to satisfy certain financial and other covenants. As of December 31, 2012 we are in compliance with these covenants. As of December 31, 2012, the principal outstanding balance of this loan was $36 million.

The second loan was received in May 2012 in the amount of $10 million from Silicon Valley Bank, which bears interest of Prime + 0.25%. Under the provisions of that loan, we undertook to satisfy certain covenants. As of December 31, 2012, we are in compliance with these covenants. As of December 31, 2012, the principal outstanding balance of this loan is $8.33 million.

Our credit agreements contain various restrictions and limitations that may impact us, including a floating charge on our assets to secure the repayment of the loan to First International Bank of Israel and other pledges on our assets and property. These restrictions and limitations relate to incurrence of indebtedness, contingent obligations, liens, mergers and acquisitions, asset sales, dividends and distributions, redemption or repurchase of equity interests, certain debt payments and modifications of loans and investments.

In March 2013, Spacenet entered into a financing agreement with a U.S. financing company, for a partially non-recourse loan of $14.7 million. The loan is secured by monthly stream of payments from one of Spacenet’s customers. The loan bears interest at an annual rate of 7.55% and is repaid in monthly installments until 2019.

The following table summarizes our cash flows for the periods presented:

	December 31,
	2012	2011	2010
	U.S. Dollars in thousands
Net cash provided by operating activities	21,571	8,597	12,934
Net cash used in investing activities	(598)	(7,965)	(108,222)
Net cash provided by (used in) financing activities	(9,974)	(1,191)	29,845
Effect of exchange rate changes on cash and cash equivalents	(262)	(448)	9
Net increase (decrease) in cash and cash equivalents	10,737	(1,007)	(65,434)
Cash and cash equivalents at beginning of the period	56,231	57,238	122,672
Cash and cash equivalents at end of the period	66,968	56,231	57,238

Our cash and cash equivalents increased by approximately $10.7 million during the year ended December 31, 2012 as a result of the following:

Operating activities. Cash provided by our operating activities was approximately $21.6 million in 2012 compared to $8.6 million in 2011. The increase of $13 million is mainly attributable to our continued efforts to improve our working capital. In 2011, we were required to use a significant portion of our working capital in connection the rollout of certain capital lease transactions for Spacenet related to the gaming sector.

Investing activities. Cash used in investing activities was approximately $0.6 million, mainly attributable to our purchase of $4.6 million of property and equipment, offset by $4.1 million that was released from restricted cash accounts.

Financing activities. Cash used in financing activities was approximately $10 million, primarily attributable to repayment of convertible subordinated notes and long term loans totaling $20.8 million, offset by approximately $10 million from proceeds from long term loans.

Our cash and cash equivalents decreased by approximately $1 million during the year ended December 31, 2011 as a result of the following:

Operating activities. Cash provided by our operating activities was approximately $8.6 million in 2011 compared to $12.9 million in 2010. While revenues increased during 2011 compared to 2010, our working capital requirements increased as well, mainly in Spacenet in connection with capital lease transactions for the gaming sector were booked at the end of 2010 and in the beginning of 2011. In 2011, we also received approximately $2.6 million from a consortium of private equity investors related to the settlement of litigation arising from the termination of the 2008 Merger Agreement, compared to $11 million received in 2010.

Investing activities. Cash used in investing activities was approximately $8 million, mainly attributable to our purchase of $9 million of property and equipment and to our acquisition of CICAT for $1.9 million, net of cash received. This amount was offset by proceeds of $3 million from the sale of our ownership interest in a company that we had invested in the past.

Financing activities. Cash used in financing activities was approximately $1.2 million, primarily for repayment of a convertible loan and a long term loan totaling $2.1 million, offset by an approximately $0.9 million increase in short term bank credit.

C.	Research and Development

We devote significant resources to research and development projects designed to enhance our VSAT, Satcom-On-The-Move antennas, SSPA and GLT-1000 modem products, to expand the applications for which they can be used and to develop new products. We intend to continue to devote significant resources to complete the development of certain features, to improve functionality, including supporting higher throughput, to improve space segment utilization, and to reduce the cost of our products.

Following the acquisition of RAS and Wavestream, our research and development activities expanded to include facilities in Bulgaria, California and Singapore.  The Bulgarian center is dedicated to developments related to our Satcom-On-The-Move antennas and Wavestream’s facilities both in California and Singapore are focused on the continuing design and development for SSPAs. We also conduct activities at our facilities in Moldova and in Israel to support our research and development efforts.

We devoted significant research and development resources in 2012, 2011 and 2010 to the development of our SkyEdge family of products. We develop our own network software and software for our VSATs. Our resources in 2012 and 2011 were also used for the acquired family of products from Raysat and Wavestream as well as for our Ka-band VSAT products and for development of our GLT-1000, MLT-1000 products, point to point or point to multipoint satellite modems. These modems deliver satellite communications for on-the-move, stationary, point-to-point (SCPC), and point-to-multipoint (managed MCPC) operations.

Our software and our internally developed hardware are proprietary and we have implemented protective measures both of a legal and practical nature. We have obtained and registered patents in the U.S. and in various other countries in which we offer our products and services. We rely upon the copyright laws to protect against unauthorized copying of the object code of our software and upon copyright and trade secret laws for the protection of the source code of our software. We derive additional protection for our software by generally licensing only the object code to customers and keeping the source code confidential. In addition, we enter into confidentiality agreements with our customers and other business partners to protect our software technology and trade secrets. We have also obtained trademark   registrations in the U.S. and abroad for additional protection of our intellectual property. Despite all of these measures, it is possible that competitors could copy certain aspects of our technology or obtain information that we regard as a trade secret in violation of our legal rights.

In accordance with an agreement entered in 2001 with the Israeli Chief Scientist, we are eligible to participate in a program under which we can receive future research and development grants for generic research and development projects in Israel without any royalty repayment obligations.

The following table sets forth, for the years indicated, our gross research and development expenditures, the portion of such expenditures which was funded by non-royalty bearing grants and the net cost of our research and development activities:

	Years
	2012	2011	2010
	(U.S. dollars in thousands)
Gross research and development costs	32,296	35,076	22,194
Less:
Non-royalty-bearing grants.	3,055	3,375	3,249

Research and development costs - net .	29,241	31,701	18,945

D.	Trend Information

The satellite communications industry is moving toward Ka technology, to employ multi-beam transmission for more efficient use of space segment.  We believe that development of products using this technology will be an important competitive factor in the VSAT market. We are continuing our efforts to enhance our current products and develop new ones to support the advantages of this technology.

We are continuing to focus on the Defense Sector, with a focus on the Satellite-on-the-Move trend which has been driven by the move towards a net-centric military environment that promotes the delivery of IT and communications systems down to the tactical level. The ability to provide communication at the tactical level will need to be underpinned by equipment capable of providing these capabilities within the size, weight and power, or SWaP, requirements for on-the-Move communications and beyond line of sight, or BLOS, capabilities for unmanned airborne systems (UAVs).

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

We estimate that the political environment in Israel could continue to prevent certain countries from doing business with us and this, in addition to the increased competition and reduced prices in the telecommunications industry overall, may have adverse effect on our business. Given all of the above, we cannot guarantee or predict what our sales will be, what trends will develop, and if any changes in our business and marketing strategy will be implemented.

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

As of December 31, 2012, the aggregate amount of bank guarantees outstanding to secure our various performance obligations was approximately $11.6 million, including an aggregate of approximately $5.7 million on behalf of our subsidiary in Peru. We have restricted cash of approximately $0.9 million as collateral for these guarantees.

In order to guarantee our performance obligations for our Colombian activities, we purchased insurance from an insurance company in Colombia. We have provided the insurance company with various corporate guarantees, guaranteeing our performance and our employee salary and benefit costs of approximately $46 million and $11 million, respectively.

In addition, we have provided bank guarantees of approximately $1.2 million for certain office leases world-wide and have restricted cash of approximately $1.1 million as collateral for these guarantees.

We also provided approximately $2.9 million of other guarantees of as of December 31, 2012 and have restricted cash of approximately $1.2 million as collateral for these guarantees.

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our minimum contractual obligations as of December 31, 2012 and the effect we expect them to have on our liquidity and cash flow in future periods:

Contractual Obligations	Payments due by period (in U.S. dollars inthousands)
	Total	2013	2014-2015	2016-2017	2018 and after
Short term bank credit	3,517	3,517	-	-	-
Long-term loans *	48,710	7,963	14,282	9,297	17,168
Operating lease (mainly space segment)	96,576	31,788	50,951	11,992	1,845
Purchase commitments (mainly inventory)	20,816	20,816	-	-	-
Other long-term debt	6,220	750	5,470	-	-
Total contractual cash obligations	175,839	64,834	70,703	21,289	19,013

(*) Future interest payments are not included due to variability in interest rates.

In addition, according to ASC 740-10 we have recorded a provision in the amount of $4.55 million, included in "Other long term liabilities", related to our uncertain tax positions.

ITEM 6:	DIRECTORS AND SENIOR MANAGEMENT

A.	Directors and Senior Management

The following table sets forth the name, age, position(s) and a brief account of the business experience of each of the directors and executive officers:

Name	Age	Position(s)
Amiram Levinberg	57	Chairman of the Board of Directors
Erez Antebi	53	Chief Executive Officer
Haim Benyamini(1)(2)	74	External Director
Jeremy Blank	34	Director
Amiram Boehm	41	Director
Ishay Davidi	50	Director
Gilead Halevy(1)	46	Director
Leora Meridor(1)(2)	65	External Director
Kainan Rafaeli(1)(2)	57	Director
Orna Balderman	45	Vice President, Human Resources
Gai Berkovich	45	Vice President, Research and Development
Doron Elinav	47	Vice President, Ka-band Strategic Projects
Assaf Eyal	52	Vice President, Commercial Division
Yossi Gal	52	Vice President, Sales Operations
Danny Fridman	53	Chief Executive Officer, Gilat Peru & Colombia
Glenn Katz	50	President and Chief Executive Officer, Spacenet Inc.
David Leichner	50	Vice President, Corporate Marketing
Alon Levy	39	Vice President, General Counsel and Corporate Secretary
Yaniv Reinhold	43	Chief Financial Officer
Yair Shahrabany	44	Vice President, Global Operations & Customer Services
Moshe (Chico) Tamir	48	Vice President, Defense Division

(1)           Member of our Audit Committee.
(2)           Member of our Compensation and Stock Option Committee.

Amiram Levinberg co-founded our company and served as a member of our Board of Directors since our inception and until April 2004. Since July 18, 2005, Mr. Levinberg has served as our Chairman of the Board. From July 18, 2005 until December 31, 2011, Mr. Levinberg also served as our Chief Executive Officer. From July 1995 and until April 15, 2003, Mr. Levinberg served as our President.  Until 2002, Mr. Levinberg also served as our Chief Operating Officer. From 1987 and until July 1995, Mr. Levinberg served as our Vice President of Engineering. From 1977 to 1987, Mr. Levinberg served in a research and development unit of the Israel Defense Forces, where he managed a large research and development project.  Mr. Levinberg was awarded the Israel Defense Award in 1988. Mr. Levinberg also serves on the board of directors of Orckit Communications Ltd., a company traded over-the-counter, Cardboard Industries and Kargal, a cardboard manufacturer in Israel.  Mr. Levinberg holds a B.Sc. degree in Electrical Engineering and Electronics and a M.Sc. degree in Digital Communications, both from the Technion - Israel Institute of Technology in Haifa, or the Technion.

Erez Antebi has served as our Chief Executive Officer since January 1, 2012.  From April 2010 through 2011, Mr. Antebi was an Executive Advisor to senior management after serving from June 2005 until April 2010 as the Chief Executive Officer of Gilat Network Systems, then the equipment sales division of our company. Mr. Antebi also served as the Chief Executive Officer of Spacenet Rural Communications from February 2008 until April 2010.  Mr. Antebi served as our Chief Operating Officer from October 2002 until September 2003.  He was Chief Executive Officer of Clariton Networks Ltd. from October 2003 until April 2005.  Prior to that, from January 1998 to October 2002, Mr. Antebi served as our Vice President, General Manager for Asia, Africa and Pacific Rim.  From September 1994 until the beginning of 1998, Mr. Antebi served in the U.S. as Vice President and General Manager of Gilat Satellite Networks Inc.  From August 1993 until August 1994, he served as Vice President of Engineering and Program Management of Gilat Satellite Networks Inc., having first joined our company in May 1991 as product manager for the Skystar Advantage VSAT product.  Prior to joining us, Mr. Antebi served from 1987 to 1989 as marketing manager for high frequency radio communications of Tadiran Limited, a defense electronics and telecommunications company, and as a radar systems development engineer at Rafael, the research and development and manufacturing arm of the Israel Defense Forces, from 1981 to 1987.  Mr. Antebi worked for a private importing business from 1989 to 1991.  Mr. Antebi holds a B.Sc. (summa cum laude) and a M.Sc. Electrical Engineering from the Technion.

Haim Benyamini has served on our Board of Directors as an external director (within the meaning of the Israeli Companies Law) since February 2005. Mr. Benyamini currently also serves on the board of directors of Orbotech Ltd. (NASDAQ: ORBK). Mr. Benyamini served as an advisor to the chief executive officer, board and management of Teva Pharmaceutical Industries Ltd., or Teva, from January 2005 until January 2009. Mr. Benyamini served as the Corporate Vice President, Human Resources of Teva from 1988 until 2004. From 1982 to 1988, Mr. Benyamini served as the Corporate Vice President, Human Resources at Scitex Corporation. Mr. Benyamini was a guest lecturer at Tel Aviv University from 1997 to 2003 as part of the Masters of Arts program in Labor Studies. Mr. Benyamini holds a M.A. degree in Organizational Behavior from the University of Chicago and a B.A. degree in Social Sciences, Sociology and Political Science from the Hebrew University of Jerusalem. Mr. Benyamini is a Brigadier General (Ret) in the Israel Defense Forces and served in various command staff and training roles from 1957 until 1982.

Jeremy Blank has served on our Board of Directors since July 2005. Mr. Blank is a partner and senior managing director within York, a private investment fund based in New York with approximately $16 billion in assets under management.   York was founded in 1991 and specializes in value oriented and event driven equity and credit investments. Mr. Blank joined York in March 2005.  During the years 1999 through the beginning of 2005, Mr. Blank worked as a vice president within Morgan Stanley’s fixed income department and earlier in his career in Morgan Stanley’s mergers and acquisitions department.  Mr. Blank graduated from Yeshiva University in New York City with a Bachelor’s degree in Finance.

Amiram Boehm has served on our Board of Directors since December 31, 2012. Mr. Boehm has been a Partner in the FIMI Opportunity Funds, Israel’s largest group of private equity funds, since 2004. Mr. Boehm serves as the Managing Partner and Chief Executive Officer of FITE GP (2004), and as a director at Scope Metal Trading Ltd., a company traded on the TASE, Ormat Technologies Inc., a company traded on the New York Stock Exchange, Ham-Let (Israel-Canada) Ltd. (TASE) and Inter Industries Ltd. (TASE). Mr. Boehm previously served as a director at Global Wire Ltd. (TASE), Telkoor Telecom Ltd. (TASE) and Solbar Industries Ltd. (TASE). Prior to joining FIMI, from 1999 until 2004, Mr. Boehm served as Head of Research at Discount Capital Markets, the investment arm of Israel Discount Bank. Mr. Boehm holds a B.A. in Economy and a LL.B. from Tel Aviv University, and a Joint M.B.A. from Northwestern University and Tel Aviv University.

Ishay Davidi has served on our Board of Directors since December 31, 2012. Mr. Davidi is the Founder and has served as Chief Executive Officer of the FIMI Opportunity Funds, Israel’s largest group of private equity funds, since 1996. Mr. Davidi currently serves as a director of Scope Metals Group Ltd., a company traded on TASE, Inrom Industries Ltd., Ormat Industries Ltd. (TASE) and Ham-Let (Israel-Canada) Ltd. (TASE). Mr. Davidi previously served as the Chairman of the board of directors of Retalix (NASDAQ and TASE) from August 2008 until January 2010, of Tefron Ltd. (New York Stock Exchange and TASE) and of Tadir-Gan (TASE), and as a director of Retalix, Tadiran Communications Ltd. (TASE), Lipman Electronic Engineering Ltd. (NASDAQ and TASE), Merhav Ceramic and Building Materials Center Ltd. (TASE), TAT Technologies Ltd. (NASDAQ and TASE), Orian C.M. Ltd. (TASE), Ophir Optronics Ltd. (TASE) and Formula Systems Ltd. (NASDAQ and TASE). Prior to establishing FIMI, from 1993 until 1996, Mr. Davidi was the Founder and Chief Executive Officer of Tikvah Fund, a private Israeli investment fund. From 1992 until 1993 Mr. Davidi was the Chief Executive Officer of Zer Science Industries Ltd., a developer of diagnostics equipment for the healthcare industry. Mr. Davidi holds a B.Sc. in Industrial and Management Engineering from Tel Aviv University, Israel, and a M.B.A. from Bar Ilan University, Israel.

Gilead Halevy has served on our Board of Directors since January 2011. Mr. Halevy is a founding member and general partner of Kedma Capital Partners, or KCPS, a leading Israeli private equity fund.  Mr. Halevy is a member of the KCPS investment committee.  Prior to establishing KCPS, Mr. Halevy was a Director at Giza Venture Capital from April 2001 to January 2006, where he led investments in communication and information technology companies, and directed Giza's European business activities. Previously, from 1998 to 2001, Mr. Halevy practiced law at White & Case LLP, where he advised in connection with mergers and acquisitions in the Telecom Media and Technology group. Mr. Halevy was also a founding member of the White & Case Israel practice group during that time. From 1993 to 1998, he was a senior associate with Zellermayer & Pelossof, one of Israel's leading commercial law firms, where he advised in connection with public securities, cross-border mergers and acquisitions and private equity transactions. Mr. Halevy currently serves as Chairman of Brand Industries Ltd. (TASE: BRND), Chairman of Hatehof Industries Ltd. and Vice Chairman of the Marina Galil Group.  Mr. Halevy holds a LL.B. (magna cum laude) and B.A. in Humanities (interdisciplinary course for exceptional students), both from the Hebrew University.

Dr. Leora (Rubin) Meridor has served on our Board of Directors as an external director (within the meaning of the Israeli Companies Law) since August 2005.  Dr. Meridor currently is a business and financial consultant to several companies and serves on the board of directors of Osem Investment Ltd. and Alrov (Israel) Ltd.  Between 2001 and 2004, Dr. Meridor served as chair of the board of directors of Poalim Capital Markets Ltd. and between 2001 and 2005, as chair of the boards of directors of Bezeq International Ltd. and Walla! Communications Ltd.  Between 1996 and 2000, Dr. Meridor served as Senior Vice President, Head of Credit and Risk Management Division of the First International Bank. From 1992 to 1996, Dr. Meridor served as Head of Research at the Bank of Israel. Dr. Meridor has a Ph.D. in Economics, a M.Sc. degree (magna cum laude) in Mathematics and B.Sc. degree (magna cum laude) in Mathematics and Physics, all from the Hebrew University of Jerusalem. Dr. Meridor studies include a post-doctoral year at the Massachusetts Institute of Technology.

Kainan Rafaeli has served on our Board of Directors since December 31, 2012. Mr. Rafaeli is a private investor and has served since September 2009 as the Chairman of Senso Optics Ltd., an Israeli defense contractor. Mr. Rafaeli was a founder, shareholder and CEO of Kinetics Ltd., an Israeli company which develops and manufactures hydraulic, air conditioning, NBC protection and electric systems for military vehicles and aircraft, from 1985 until 2009. From 1999 until 2009, he was also the Chief Executive Officer of Real Time Laboratories LLC, a U.S. based defense contractor. Mr. Rafaeli holds a BSc. in Mechanical Engineering from the Technion and a M.B.A. from Tel Aviv University.

Orna Balderman has served as our Vice President, Human Resources since December 2010.  Prior to joining Gilat, Ms. Balderman served as Vice President, Human Resources at Discretix Ltd. from 2008 to 2009 and was Vice President, Human Resources at Trivnet Ltd. from 2006 through 2008.  From 1998 until 2006, Ms. Balderman held various senior positions at Comverse Ltd., having last served there as Associate Vice President, Human Resources. From 1995 to 1998, Ms. Balderman served as the Training and Organizational Development Manager in the operations division at Teva Pharmaceutical Industries Ltd. Ms. Balderman holds a B.A. in Sociology & Film and an executive M.B.A. from the Recanati Faculty of Management, both from Tel Aviv University.

Gai Berkovich has served as our Vice President, Research and Development since April 2009.  Prior to joining Gilat, from 2007 to 2009, Mr. Berkovich served as Vice President, Research and Development for Intercast Networks Ltd.  Mr. Berkovich held various positions at Verint Systems Ltd. from 1997 to 2007, having served there as Vice President, Product Development and Delivery from 2006 to 2007, as Director of Research and Development from 2000 to the end of 2005, and as development and team leader. Mr. Berkovich holds a M.B.A. from the Interdisciplinary Center of Herzeliya, and a B.Sc. in Computer Science from the Technion.

Doron Elinav has served as our Vice President, Ka-band Strategic Projects since March 2012.  From March 2008 to February 2012, Mr. Elinav was our Vice President, Marketing and Business Development and from 2005 to March 2008 he was our Director of Strategic Marketing.  Prior to joining Gilat, Mr. Elinav held various senior marketing positions in the hi-tech industry, including as Project Manager, New Technologies from 2003 to 2005 at Flash Networks Ltd., as Product Manager and Director of Product Marketing from 2001 to 2003 at Communications Systems Ltd. (Comsys), as Product Manager from 1998 to 2000 Radcom Ltd. and as Product Manager from 1995 to 1998 at Eltek Ltd.  Mr. Elinav holds a BSc. in Industrial Engineering from Tel Aviv University.

Assaf Eyal has served as our Vice President, Commercial Division since March 2012.  Prior to joining Gilat, Mr. Eyal was the President and Chief Executive Officer of Ultrashape Ltd. from August 2008 through December 2011 and continued as a Director of Ultrashape until it was sold to Syneron Medical in February 2012.  Mr. Eyal served as Executive Vice President at NUR Macroprinters Ltd. from May 2006 to March 2008, when NUR was sold to Hewlett Packard.  Prior to that, Mr. Eyal served as Co-President of the Display Division of Orbotech Ltd. from 2001 to 2006 and from 1998 to 2001, he managed the Display Division from Orbotech’s Asian headquarters in Hong Kong. In his earlier years with Orbotech, from 1989 through 1998, he served in various management positions in the U.S. and in Israel.  Mr. Eyal holds a B.Sc. degree in Material Engineering from Ben Gurion University and a M.Sc. in Management from Lesley College in Boston, Massachusetts.

Yossi Gal has served as our Vice President Sales Operations since March 2013. Mr. Gal has been our Vice President, Sales Operations & Information Technologies since April 2011, having served as Vice President, System Integration & Information Technology since May 2009. Mr. Gal previously served as Vice President, Research and Development of Gilat Network Systems, then the equipment sales division of our company, from December 2003 to May 2009.  He was Vice President, Engineering and Operations of StarBand Communications Inc., now a wholly owned subsidiary of Spacenet, from May 2002 to January 2004.  Mr. Gal first joined Gilat in 1995 as the Director of Development for Communications Software.  Prior to joining Gilat, Mr. Gal managed data communications development projects at Adacom Group in Israel from 1987 through 1994. Mr. Gal holds a B.S. (summa cum laude) in Computer Engineering from the Technion.

Danny Fridman has served as Chief Executive Officer of Gilat Peru & Colombia since April 2011. He joined Gilat in 2006, and served as the company’s Corporate Internal Auditor until April 2011. Prior to joining Gilat, Mr. Fridman worked for Bezeq, the Israeli Telecommunication Corporation, as Corporate Internal Auditor from 2002 through 2006 and from 1984 through 2002 in various senior positions in the Internal Audit Department. Mr. Fridman is a graduate Public Accountant from the Hebrew University of Jerusalem, CIA (Certified Internal Auditor, U.S.), CISA (Certified in Information Systems Auditor, U.S.) and CRISC (Certified in Risks Control). He also holds a Master Degree in Economics and Statistics from the Hebrew University of Jerusalem.

Glenn Katz has served as the Chief Executive Officer of Spacenet since January 2012. Mr. Katz served as Spacenet's President and Chief Operating Officer from April 2005 through December 2011.  From November 2004 until joining Spacenet, Mr. Katz served as the Interim Chief Executive Officer and Chief Information Officer of StarBand Communications Inc., now a wholly owned subsidiary of Spacenet.  Prior to joining StarBand, Mr. Katz held several executive roles in our organization, serving as corporate Vice President, Customer Services from 2002 to 2004, as Chief Technical Officer and Vice President, Operations of our then subsidiary for Latin America from 2000 to 2002 and as Vice President, Product Development of another subsidiary from 1997 to 2000.  Mr. Katz worked at Gilat as an R&D engineer from 1993 through 1997.  Mr. Katz worked with Digital Transmission Systems and Scientific Atlanta, serving as a design and development engineer in both companies from 1987 to 1993. Mr. Katz holds undergraduate and graduate degrees in Electrical Engineering from the Georgia Institute of Technology in Atlanta, Georgia.

David Leichner has served as our Vice President, Corporate Marketing since March 2012.  Prior to joining Gilat, Mr. Leichner served as the Vice President, Sales and Business Development at Dynasec from December 2010 to September 2011.  From August 2009 to October 2010, he was Chief Executive Officer of SafePeak Technologies.  Prior to that, from November 2006 to March 2009, he served as Chief Marketing Officer at BluePhoenix Solutions and from 2004 to 2006 as Vice President, Marketing at Unipier Mobile Ltd.  Mr. Leichner was employed by Magic Software Enterprises during the periods 1994 through August 1997 and September 1998 through 2004, having last served there in the position of Vice President, Worldwide Marketing. Mr. Leichner has been a member of the global board of the Israeli Mobile and Communication Association since 2005. He holds a BA in Computer Information Systems and a M.B.A. in International Business from the City University of New York.

Alon Levy has served as our Vice President, General Counsel and Corporate Secretary since April 2012. Mr. Levy previously held the position of Associate General Counsel of Corporate Affairs from April 2011 until March 2012, after serving as Legal Counsel when he joined Gilat in 2006. Prior to joining Gilat, from October 2004 until November 2006, Mr. Levy was in-house counsel for HOT Communications Systems Ltd. From March 2002 to October 2004, Mr. Levy worked as an associate at the law firm of E.S. Shimron, I. Molho, Persky & Co., where he also completed his legal internship.  Mr. Levy holds a LL.B. from the Hebrew University in Jerusalem and is a member of the Israeli Bar Association.

Yaniv Reinhold has served as our Chief Financial Officer since March 2012 and has been Vice President, Finance since September 2010.  From July 2008 until September 2010, Mr. Reinhold served as Vice President Financial Planning and Treasury, having been Associate Vice President, Financial Planning and Treasury from May 2005 until 2008.  Prior to that, Mr. Reinhold was Chief of Staff to the then CEO from September 2003 through May 2005.  He joined Gilat in 1999, and was in sales and then in business development until 2003.  Prior to joining Gilat, he was an economist with Tadiran Communications from 1997 through 1999 and from 1996 through 1997, he was Assistant to the CFO of Applitec. Mr. Reinhold holds a B.A. degree in Economics and a M.B.A., both from Tel Aviv University.

Yair Shahrabany has served as our Vice President, Global Operations & Customer Services since January 2011, having been Vice President, Customer Services since January 2007.  From January 2008 through April 2011, Mr. Shahrabany also served as Chief Executive Officer of Spacenet Rural Peru. From November 2002 to December 2006, he held the position first as Director and then as Associate Vice President of Program Management and Professional Services.  In parallel, during 2003 through mid-2006, he was Director of Sales, Africa.  Mr. Shahrabany joined Gilat in November 1998 as project manager.  Mr. Shahrabany holds a B.A. in Economics and Logistics from Bar Ilan University, Israel.

Moshe (Chico) Tamir has served as our Vice President, Defense Division since March 2012, having first joined Gilat in January 2011 as Vice President, Defense and Homeland Security.  Prior to joining Gilat, between 1981 and 2009, Mr. Tamir served in the Israeli Defense Forces, or IDF, including in senior command positions:  He was Division Commander from 2006 through 2009; General Command Chief of Staff from 2004 to 2006; and Golani Brigade Commander from 2001 through 2003. Mr. Tamir currently holds the rank of Brigadier General (reserve).

B.	Compensation of Directors and Officers

The following table sets forth the aggregate compensation paid to or accrued on behalf of all of our directors and officers as a group for the year ended December 31, 2012:

	Salaries, Fees, Directors' Fees, Commissions and Bonuses(1)	Pension, Retirement and Similar Benefits
All directors and officers as a group (27 persons)(2)	$3,863,825	$833,391

(1)	Includes bonuses and stock option compensation accrued in 2012.
(2)
Includes three officers that ceased to hold office during 2012, three directors that ceased to hold office effective December 31, 2012 and the three directors appointed in their place on the same date.

In accordance with the approval of our shareholders and in accordance with Israeli corporate law regarding compensation of external directors, each of our non-employee directors and external directors (i.e., all of our current directors except for our chairman of the board of directors) is entitled to receive annual compensation payable quarterly of approximately NIS 92,500 (currently equivalent to approximately $23,500), and an additional fee of approximately NIS 1,900 (currently equivalent to approximately $480) for each board or committee meeting attended.  In addition, Board members are compensated for telephone participation in board and committee meetings in an amount of 60% of what would be received for physical attendance. All the above amounts are linked to changes in the Israeli consumer price index as of September 2012 and subject to changes in the amounts payable pursuant to Israeli law from time to time.

In December 2012, our shareholders approved the grant of options to purchase 50,000 ordinary shares to the non-employee directors who were first time appointed in December 2012 and any non-employee director (excluding external directors) to be appointed for the first time in the future. The exercise price per share of the options is or shall be equal to the closing price of our ordinary shares on the NASDAQ on the day the directors are appointed. Previously, our shareholders approved in December 2011 a grant of options to purchase 50,000 ordinary shares to each of our non-employee directors and external directors then in office, at an exercise price of $4.5425 per share.  In each case, the options are vested in 12 equal quarterly installments over a three-year period.

As of December 31, 2012, our directors and executive officers as a group, consisting of 21 persons, held options to purchase an aggregate of  3,430,000 ordinary shares, having exercise prices ranging from $3.00 to $8.10.  Generally, the options granted to our directors vest over a three-year period and the options granted to our executive officers vest over a four-year period.  The options will expire between 2013 and 2019. In addition, as of December 31, 2012, our directors and executive officers as a group (21 persons), held 212,000 RSUs and 235,585 ordinary shares issued through vested RSUs.  All of such options and RSUs were awarded under our stock option plans described in Item 6E - “Directors, Senior Management and Employees - Share Ownership - Stock Option Plans.”

Mr. Levinberg’s employment as our Chief Executive Officer ended on December 31, 2011. Due to amendments to Israeli corporate law, which discourage serving in dual management roles, Mr. Levinberg chose not to continue to serve as CEO, but he continues to be actively involved in the Company as Chairman.

Mr. Levinberg’s employment terms for his service as Chairman of the Board, as approved by the Compensation and Stock Option Committee, the Audit Committee, the Board of Directors and by our shareholders, is for a period of three years commencing January 1, 2012.  Under the terms of the agreement with Mr. Levinberg, we may terminate the agreement prior to the end of the term by providing Mr. Levinberg with two months of paid notice and an additional two months’ salary.  Under the agreement, Mr. Levinberg will devote 50% of his business time and efforts to act as Chairman of the Board and is entitled to: (i) a salary of NIS 55,000 per month; (ii) 24 paid vacation days per year (at the value under the agreement, that is, 50% of a full working day), insurance, pension and other benefits to which the Company’s executives are usually entitled; and (iii) full time office space and secretarial assistance. On December 2011, Mr. Levinberg was granted options to purchase 150,000 of our ordinary shares at an exercise price of $4.5425 per share, under our 2008 Option Plan.  The options will vest ratably, each quarter over a three-year period so long as Mr. Levinberg continues to serve at our company, and will remain exercisable during such service and for an additional 12 month period following termination of service (other than for cause).

In December 2012, an amendment to the Israeli Companies Law, or Amendment 20, became effective, requiring companies to appoint a compensation committee. Our existing compensation committee meets this requirement. See “Committees of the Board—Compensation and Stock Option Committee” below.

Under Amendment 20, we are required to adopt a Compensation Policy by September 11, 2013, which will set forth company policy regarding the terms of office and employment of office holders, including compensation, severance and other benefits, exemption from liability, insurance and indemnification. The Compensation Policy must be based on those considerations, must include those provisions and needs to reference those matters as are detailed in the Companies Law. An “office holder” is defined in the Israeli Companies Law as a general manager, chief executive officer, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title, a director and a manager directly subordinate to the chief executive officer.

The Compensation Policy must be approved by the board of directors, after considering the recommendations of the compensation committee. The Compensation Policy must also be approved by a majority of the company’s shareholders, provided that (i) such majority includes at least a majority of the shareholders who are not controlling shareholders and who do not have a personal interest in the matter, who are present and voting, or (ii) the non-controlling shareholders and shareholders who do not have a personal interest in the matter who were present and voted against the policy hold two percent or less of the voting power of the company (the “Compensation Majority”). The Compensation Policy must be approved by the board of directors and the shareholders every three years. In the event that the compensation policy is not approved by the shareholders, the compensation committee and the board of directors may still approve the policy, if the compensation committee and the board of directors determined, based on specified reasons and following further discussion of the matter, that the Compensation Policy is in the best interests of the company.

In special circumstances, the board of directors and the compensation committee may override the resolutions of the shareholders regarding compensation of office holders (other than directors) following a re-discussion of the matter and for specified reasons.

Changes to existing terms of office and employment of office holders (other than directors), requires the approval of the compensation committee only, if the committee determines that the revised terms are not substantially different from the existing terms.

During the transition period, until a Compensation Policy is adopted, the terms of office and employment of office holders, including any amendment thereof, are required to be approved as described below with respect to the different categories of office holders and must be based on, include and refer to  the same considerations as required with respect to the creation of the Compensation Policy described above.

Pursuant to Amendment 20, any arrangement between a company and an office holder (other than a director or the chief executive officer) as to his or her terms of office and employment must be in line with the Compensation Policy and requires the approval of the compensation committee and the board of directors.

Directors

Pursuant to Amendment 20, any arrangement between a company and a director as to his or her terms of office and employment must be in line with the Compensation Policy and requires the approval of the compensation committee, the board of directors and the shareholders by a simple majority.

Under certain circumstances and conditions, the compensation committee and the board of directors may approve an arrangement that deviates from the Compensation Policy, provided that such arrangement is approved by the company’s shareholders by the Compensation Majority. Such approval will also be required with respect to determining the terms of office and employment of a director during the transition period until the company adopts a Compensation Policy.

Under the Companies Law and regulations promulgated pursuant thereto, the compensation payable to external directors and independent directors is subject to certain further limitations.

Chief Executive Officer

Pursuant to Amendment 20, any arrangement between a company and its chief executive officer as to his or her terms of office and employment must be in line with the Compensation Policy and requires the approval of the compensation committee, the board of directors and the company’s shareholders by the Compensation Majority.

Under certain circumstances and conditions, the compensation committee and the board of directors may approve an arrangement that deviates from the Compensation Policy provided it is approved by the shareholders by the Compensation Majority. Such approval will also be required with respect to determining the terms of office and employment of a chief executive officer during the transition period until the company adopts a Compensation Policy. In addition, under certain circumstances, a company may be exempt from receiving the shareholders’ approval with respect to the terms of office and employment of a candidate for chief executive officer if such candidate meets certain independence criteria and the compensation committee has determined for specified reasons that shareholder approval would prevent the engagement, provided that the terms are in line with the Compensation Policy.

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

Pursuant to our Articles of Association, each beneficial owner of 14% or more of our issued and outstanding ordinary shares is entitled to appoint, at each annual general meeting of our shareholders, one member to our Board of Directors, provided that a total of not more than four directors are so appointed. In the event that more than four qualifying beneficial owners notify us that they desire to appoint a member to our board of directors, only the four shareholders beneficially owning the greatest number of shares shall each be entitled to appoint a member to our Board of Directors.  So long as our ordinary shares are listed for trading on NASDAQ, we may require that any such appointed director qualify as an “independent director” as provided for in the NASDAQ rules then in effect.  Our Board of Directors has the right to remove any such appointed director when the beneficial ownership of the shareholder who appointed such director falls below 14% of our issued and outstanding ordinary shares.

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

Each of our directors (except for external directors) serve, subject to early resignation or vacation of office in certain circumstances as set forth in our Articles of Association, until the adjournment of the next annual general meeting of our shareholders next following the general meeting in which such director was elected. The holders of a majority of the voting power represented at a general meeting of our shareholders in person or by proxy will be entitled to (i) remove any director(s), other than external directors and directors appointed by beneficial holders of 14% or more of our issued and outstanding ordinary shares as set forth above, (ii) elect directors instead of directors so removed, or (iii) fill any vacancy, however created, in the board of directors. Our board of directors may also appoint additional directors, whether to fill a vacancy or in order to bring the total number of serving directors to the number determined by our shareholders. Such directors will serve until the next general meeting of our shareholders following such appointment.

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

External Directors and Independent Directors

External Directors. Under the Israeli Companies Law, public companies are required to elect at least two external directors who must meet specified standards of independence.  External directors may not have during the two years preceding their appointment, directly or indirectly through a relative, partner, employer or controlled entity, any affiliation with (i) the public company, (ii) those of its shareholders who are controlling shareholders at the time of appointment, or (iii) any entity controlled by the company or by its controlling shareholders.

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

No person can serve as an external director if the person’s other positions or business creates or may create conflicts of interest with the person’s responsibilities as an external director. Until the lapse of two years from termination of office, a company may not engage an external director as an employee or otherwise.  If, at the time an external director is to be appointed, all current members of the board of directors, who are not controlling shareholders of the company or their relatives, are of the same gender, then at least one external director appointed must be of the other gender.

The Israeli Companies Law further requires that external directors have either financial and accounting expertise or professional competence, as determined by the company’s board of directors. Under relevant regulations, a director having financial and accounting expertise is a person who, due to his or her education, experience and talents, is highly skilled in respect of, and understands, business and accounting matters and financial reports, in a manner that enables him or her to have an in-depth understanding of the company’s financial information and to stimulate discussion in respect of the manner in which the financial data are presented. Under the regulations, a director having professional competence is a person who meets any of the following criteria: (i) has an academic degree in either economics, business administration, accounting, law or public administration; (ii) has a different academic degree or has completed higher education in an area relevant to the company’s business or in an area relevant to his or her position; or (iii) has at least five years’ experience in any of the following, or has a total of five years’ experience in at least two of the following: (a) a senior position in the business management of a corporation with a substantial scope of business, (b) a senior public position or a senior position in public service, or (c) a senior position in the main field of the company’s business.

At least one of the external directors is required to qualify as a financial and accounting expert, as determined by the board of directors. Our Board of Directors has determined that both Dr. Leora Meridor and Mr. Haim Benyamini have “accounting and financial expertise” as defined by the Israeli Companies law.

External directors serve for an initial three-year term. The initial three-year term of service can be extended, at the election of a company subject to certain conditions, by two additional three-year terms. External Directors will be elected by a majority vote at a shareholders’ meeting, provided that either the majority of shares voted at the meeting, including at least half of the shares held by non-controlling shareholders voted at the meeting, vote in favor; or the total number of shares held by non-controlling shareholders voted against does not exceed two percent of the aggregate voting rights in the company.

External Directors may be re-elected for additional terms by means of one of the following mechanisms: (i) the board of directors proposed the nominee and his or her appointment was approved by the shareholders in the manner required to appoint external directors for their initial term, or (ii) a shareholder holding 1% or more of the voting rights proposed the nominee, and the nominee is approved by a majority of the votes cast by the shareholders of the company, excluding the votes of controlling shareholders and those who have a personal interest in the matter as a result of their relations with the controlling shareholders, provided that, the aggregate votes cast by shareholders who are not controlling shareholders and do not have a personal interest in the matter as a result of their relations with the controlling shareholders in favor of the nominee constitute more than two percent of the voting rights in the company.

External directors can be removed from office only by the court or by the same special majority of shareholders that can elect them, and then only if the external directors cease to meet the statutory qualifications with respect to their appointment or if they violate their fiduciary duty to the company. The court may additionally remove external directors from office if they were convicted of certain offenses by a non-Israeli court or are permanently unable to fulfill their position.

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

Independent Directors.  In general, NASDAQ Marketplace Rules require that the board of directors of a NASDAQ-listed company have a majority of independent directors, within the meaning of NASDAQ rules.  Our Board of Directors has determined that five out of the eight members of our Board of Directors are independent directors under NASDAQ requirements.

Pursuant to the Israeli Companies Law, a director may be qualified as an independent director if such director is either (i) an outside director; or (ii) a director that served as a board member less than nine years and the audit committee has approved that he or she meets the independence requirements of an outside director.  A majority of the members serving on the audit committee must be independent under the Israeli Companies Law. In addition, a publicly traded company may elect to adopt a provision in its articles of association pursuant to which a majority of its board of directors will be independent.  We have not included such a provision in our articles of association since our Board of Directors complies with the independent director requirements of the NASDAQ Marketplace Rules described above.

Committees of the Board of Directors

Our Articles of Association provide that the Board of Directors may delegate its powers to committees of the Board of Directors as it deems appropriate, to the extent permitted by the Israeli Companies Law. Each committee exercising powers delegated by the Board must include at least one external director.

Audit Committee. Under the Israeli Companies Law, publicly traded companies must establish an audit committee. The audit committee must consist of at least three members, and must include all of the company's external directors. A majority of an audit committee must be comprised of “independent directors” (as such term is defined in the Companies Law). The chairman of the board of directors, directors employed by, or that provides services on a regular basis to, the company or to a controlling shareholder or a company controlled by a controlling shareholder (or whose main livelihood depends on a controlling shareholder), any controlling shareholder and any relative of a controlling shareholder may not be a member of the audit committee.  An audit committee may not approve an action or a transaction with an officer or director, a transaction in which an officer or director has a personal interest, a transaction with a controlling shareholder and certain other transactions specified in the Companies Law, unless at the time of approval two external directors are serving as members of the audit committee and at least one of the external directors was present at the meeting in which an approval was granted.

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

Our Audit Committee oversees (in addition to the Board) the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, compensation of our executive officers, our independent registered public accountants’ qualifications, independence and compensation, the performance of our internal audit function and independent registered public accountants, finding  deficiencies in the business management of our company and proposes to our Board of Directors ways to correct such deficiencies, determine whether certain related party actions and transactions are "material" or "extraordinary" in connection with their approval procedures,  approve related-party transactions as required by Israeli law, establish whistle blower procedures (including in respect of the protections afforded to whistle blowers) and such other duties as may be directed by our Board of Directors.  The Audit Committee may consult from time to time with our independent auditors and internal auditor with respect to matters involving financial reporting and internal accounting controls.

Our Audit Committee consists of Mr. Benyamini, Dr. Meridor, Mr. Halevy and Mr. Rafaeli. All of the members of our Audit Committee satisfy the respective “independence” requirements of the Securities and Exchange Commission, NASDAQ and Israeli law for audit committee members. Our Board of Directors has determined that Dr. Meridor qualifies to serve as Audit Committee financial expert, as required by the rules of the Securities and Exchange Commission and NASDAQ.

Compensation and Stock Option Committee. Our Board of Directors has established a Compensation and Stock Option Committee, which offer recommendations to the Board of Directors regarding equity compensations issues (with the  Board also approving compensation of our executive officers), and administers our option plans, subject to general guidelines determined by our Board of Directors from time to time.  The Compensation Committee also makes recommendations to our Board of Directors in connection with the terms of employment of our chief executive officer and all other executive officers.

Under the Israeli Companies Law, the compensation committee is responsible for: (i) making recommendations to the board of directors with respect to the approval of the Compensation Policy applicable to the company’s office holders and any extensions thereto; (ii) providing the board of directors with recommendations with respect to any amendments or updates to the Compensation Policy and periodically reviewing the implementation thereof; (iii) reviewing and approving arrangements with respect to the terms of office and employment of office holders; and (iv) determining whether or not to exempt a transaction with a candidate for chief executive officer from shareholder approval.

Our Compensation and Stock Option Committee consists of Mr. Benyamini, Dr. Meridor and Mr. Rafaeli.  All of the members of our Compensation and Stock Option Committee are independent directors, within the meaning of NASDAQ rules and the Israeli Companies Law.

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

Directors’ Service Contracts

There are no arrangements or understandings with any of our directors providing for benefits upon termination of their employment or service as directors of our company or any of our subsidiaries, other than with our Chairman of the Board, Mr. Amiram Levinberg.  Mr. Levinberg’s employment agreement with us stipulates that we may terminate his agreement prior to the end of its three year term by providing Mr. Levinberg with two-month notice and an additional two months’ salary.

Approval of Related Party Transactions under Israeli Law

Fiduciary Duties of Office Holders

The Israeli Companies Law codifies the fiduciary duties that “office holders,” including directors and executive officers, owe to a company.  An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty.  The duty of care requires an office holder to act at a level of care that a reasonable office holder in the same position would employ under the same circumstances.  This includes the duty to utilize reasonable means to obtain: (i) information regarding the business feasibility of a given action brought for his approval or performed by him by virtue of his position; and (ii) all other information of importance pertaining to the foregoing actions.  The duty of loyalty requires that an office holder act in good faith and for the benefit of the company, including: (i) avoiding any conflict of interest between the office holder’s position in the company and any other position he holds or his personal affairs; (ii) avoiding any competition with the company’s business; (iii) avoiding exploiting any business opportunity of the company in order to receive personal gain for the office holder or others; and (iv) disclosing to the company any information or documents relating to the company’s affairs that the office holder has received by virtue of his position as an office holder.

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

Under the Israeli Companies Law, all arrangements as to compensation of office holders who are not directors other than the chief executive officer require approval by both the compensation committee and the board of directors.  The Terms of Office and Employment of the chief executive officer and the directors require the approval of the compensation committee, the board of directors and shareholders. See also “Item 6.C—Board Practices; Compensation of Office Holders”.

Some other transactions, actions and arrangements involving an office holder (or a third party in which an office holder has an interest) must be approved by the board of directors or as otherwise provided for in a company’s articles of association, however, a transaction that is adverse to the company’s interest may not be approved. In some cases, such a transaction must be approved by the audit committee and by the board of directors itself, and under certain circumstances shareholder approval may be required. Generally, in all matters in which a director has a personal interest he or she shall not be permitted to vote on the matter or be present in the meeting in which the matter is considered, except in case of a transaction that is not extraordinary or for the purpose of presenting the proposed transaction, if the chairman of the audit committee or board of directors (as applicable) determines it necessary. Should a majority of the audit committee or of the board of directors have a personal interest in the matter, then: (a) all of the directors are permitted to vote on the matter and attend the meeting at which the matter is considered; and (b) the matter requires approval of the shareholders at a general meeting.

Disclosure of Personal Interests of a Controlling Shareholder; Approval of Transactions with Controlling Shareholders

The disclosure requirements that apply to an office holder also apply to a transaction in which a controlling shareholder of the company has a personal interest.  The Israeli Companies Law provides that extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and agreements relating to employment and compensation of a controlling shareholder, generally require the approval of the audit committee (or with respect to terms of office and employment, the compensation committee), the board of directors and the shareholders. Shareholders’ approval shall either include at least a half of the shares held by disinterested shareholders participating in the vote, or, alternatively, the total shareholdings of disinterested shareholders voting against the transaction must not represent more than two percent of the voting rights. Agreements relating to engagement or provision of services for a period exceeding three years, must generally be approved once every three years.

For these purposes, a shareholder that holds 25% or more of the voting rights in a company is considered a controlling shareholder if no other shareholder holds more than 50% of the voting rights.

Under the Companies Regulations (Relief regarding Related Party Transactions), 5760-2000, promulgated under the Israeli Companies Law, as amended, certain extraordinary transactions between a public company and its controlling shareholder(s) do not require shareholder approval. In addition, under such regulations, directors’ compensation and employment arrangements in a public company do not require the approval of the shareholders if both the audit committee and the board of directors agree that such arrangements are solely for the benefit of the company or if the directors’ compensation does not exceed the maximum amount of compensation for external directors determined by applicable regulations.  Also, employment and compensation arrangements for an office holder that is a controlling shareholder of a public company do not require shareholder approval if certain criteria are met. The foregoing exemptions from shareholder approval will not apply if one or more shareholders holding at least 1% of the issued and outstanding share capital of the company or of the company’s voting rights, objects to the use of these exemptions provided that such objection is submitted to the company in writing not later than fourteen days from the date of the filing of a report regarding the adoption of such resolution by the company.  If such objection is duly and timely submitted, then the transaction or compensation arrangement of the directors will require shareholders’ approval as detailed above.

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

Exemption, Indemnification and Insurance of Directors and Officers

Under the Israeli Companies Law, a company may not exempt an office holder from liability with respect to a breach of his fiduciary duty, but may exempt in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care.  However, a company may not exculpate in advance a director from his or her liability to the company with respect to a breach of his duty of care in connection with distributions (as defined in the Companies Law) or for such breaches as listed below.

Pursuant to the Companies Law, a company may indemnify an office holder against: (i) a financial obligation imposed on him in favor of another person by a court judgment, including a compromise judgment or an arbitrator’s award approved by court; (ii) reasonable litigation expenses, including attorney’s fees, expended by the office holder as a result of an investigation or proceeding instituted against him by a competent  authority, provided that such investigation or proceeding concluded without the filing of an indictment against him and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent; and (iii) expenses, including reasonable litigation expenses and legal fees, incurred by an office holder as a result of a proceeding instituted against such office holder in relation to (A) infringements that may impose financial sanction pursuant to the provisions of Chapter H'3 under the Israeli Securities Law, 1968, or the Securities Law, or (B) administrative infringements pursuant to the provisions of Chapter H'4 under the Securities Law, or (C) infringements pursuant to the provisions of Chapter I'1 under the Securities Law.

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

A company may also procure insurance for an office holder's liability in consequence of an act performed in the scope of his office, in the following cases: (i) a breach of the duty of care of such office holder, (ii) a breach of the fiduciary duty, only if the office holder acted in good faith and had reasonable grounds to believe that such act would not be detrimental to the company, or (iii) a monetary obligation imposed on the office holder for the benefit of another person. Subject to the provisions of the Companies Law and the Securities Law, a company may also enter into a contract for procurement of insurance for an office holder for (a) expenses, including reasonable litigation expenses and legal fees, incurred by the office holder as a result of a proceeding instituted against such office holder in relation to (A) infringements that may impose financial sanction pursuant to the provisions of Chapter H'3 under the Securities Law or (B) administrative infringements pursuant to the provisions of Chapter H'4 under the Securities Law or (C) infringements pursuant to the provisions of Chapter I'1 under the Securities Law and (b) payments made to the injured parties of such infringement under Section 52ND(a)(1)(a) of the Securities Law.

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

Under the Companies Law, exemption and indemnification of, and procurement of insurance coverage for, a company’s office holders, must be approved under the same terms that apply to approval of the terms of office and employment of the office holders. For more information, see Item 6.B - “Directors, Senior Management and Employees – Compensation of Directors and Officers”.

Our Articles of Association allow us to exempt any office holder to the maximum extent permitted by law, before or after the occurrence giving rise to such exemption. Our Articles of Association also provide that we may indemnify any office holder, to the maximum extent permitted by law, against any liabilities he or she may incur in such capacity, limited with respect (i) to the categories of events that can be foreseen in advance by our Board of Directors when authorizing such undertaking and (ii) to the amount of such indemnification as determined retroactively by our Board of Directors to be reasonable in the particular circumstances. Similarly, we may also agree to indemnify an office holder for past occurrences, whether or not we are obligated under any agreement to provide such indemnification. Our Articles of Association also allow us to procure insurance covering any past or present officer holder against any liability which he or she may incur in such capacity, to the maximum extent permitted by law. Such insurance may also cover the company for indemnifying such office holder. We have obtained directors’ and officers’ liability insurance covering our officers and directors and those of our subsidiaries for certain claims. In addition, we have provided our directors and officers with letters providing them with exemption and indemnification to the fullest extent permitted under Israeli law.

Israeli Securities Authority Administrative Enforcement

Under the Israeli Securities Law, the Israeli Securities Authority, or ISA, may take certain administrative enforcement actions against a company or a person, including a director, officer or shareholder of a company, if performing certain transgressions designated in the Securities Law.

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

We are currently working on an internal enforcement plan to be adopted by our Board to reduce our exposure to potential breaches of the Israeli Securities Law.

D.	Employees

As of December 31, 2012, we had approximately 1,268 full-time employees, including 342 employees in engineering, research and development, 644 employees in manufacturing, operations and technical support, 192 employees in marketing and sales, 51 employees in administration and finance and 39 in other departments. Of these employees, 429 were based in our facilities in Israel, 348 were employed in the U.S., 292 were employed in Latin America and 199 were employed in Asia, the Far East and other parts of the world.   These numbers reflect a decrease in headcount since December 31, 2011 of 88 employees worldwide. We also utilize temporary employees, as necessary, to supplement our manufacturing and other capabilities.

As of December 31, 2011, we had approximately 1,356 full-time employees, including 342 employees in engineering, research and development, 547 employees in manufacturing, operations and technical support, 167 employees in marketing and sales, 176 employees in administration and finance and 124 in other departments. Of these employees, 460 were based in our facilities in Israel, 395 were employed in the U.S., 296 were employed in Latin America and 205 were employed in Asia, the Far East and other parts of the world.  These numbers reflect an increase in headcount since December 31, 2010 of 76 employees worldwide.

As of December 31, 2010, we had approximately 1,280 full-time employees, including 323 employees in engineering, research and development, 516 employees in manufacturing, operations and technical support, 158 employees in marketing and sales, 166 employees in administration and finance and 117 in other departments. Of these employees, 448 were based in our facilities in Israel, 394 were employed in the U.S., 272 were employed in Latin America and 166 were employed in Asia, the Far East and other parts of the world. These numbers reflect an increase in headcount since December 31, 2009 of 387 employees worldwide.

With respect to our employees in Israel, we are subject to various Israeli labor laws and labor practices. Recent rulings by Israel's National Labor Court and changes to Israel's largest labor union's bylaws substantially facilitate the organization of a labor union in companies in Israel .We and our employees are not parties to any collective bargaining agreements and our employees are not represented by any labor union. However, certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Manufacturers’ Association of Israel) are applicable to all Israeli employees by order of the Israeli Ministry of Labor and Welfare. These provisions principally concern the length of the work day and the work week, minimum wages for workers, contributions to a pension fund, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment. These provisions are modified from time to time.

A new Israeli labor law, passed in 2012, subjects employers to increased liability, including monetary sanctions and criminal liability, in cases of violations of certain labor laws and certain violations by contractors providing maintenance, security and cleaning services.

Israeli law generally requires severance pay upon termination, resignation in certain instances or death of an employee. Our ongoing severance obligations are partially funded by making monthly payments to approved severance funds or insurance policies, with the remainder accrued as a long-term liability in our consolidated financial statements. In addition, Israeli employees and employers are required to pay specified amounts to the National Insurance Institute, which is, in essence, parallel to the U.S. Social Security Administration. Our permanent employees are generally covered by life and pension insurance policies providing customary benefits to employees, including retirement and severance benefits.

Spacenet has a savings plan that qualifies under Section 401(k) of the U.S. Internal Revenue Code.  We contribute matching contributions to employee contributions.  Matching contributions are invested amongst the 401(k) plan’s various investment options in the same proportion as each employee designates for the employee’s voluntary contributions. The plan was suspended effective July 9, 2012 and reinstated on October 1, 2012.

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

Beneficial Ownership of Executive Officers and Directors

Except for Mr. Amiram Levinberg and Mr. Erez Antebi, none of our directors and executive officers beneficially holds more than 1% of our outstanding shares. Mr. Levinberg beneficially holds approximately 3.2% of our ordinary shares, consisting of 71,834 ordinary shares and options to purchase 1,277,500 ordinary shares exercisable within 60 days from the date of this report. Mr. Antebi beneficially holds approximately 1.3% of our ordinary shares, consisting of 54,000 ordinary shares and options to purchase 485,000 ordinary shares exercisable within 60 days from the date of this report.

As of December 31, 2012, our directors and executive officers as a group (21 persons) held options to purchase 3,430,000 of our ordinary shares under our share options plans (described below), exercisable at a weighted average exercise price of $4.74 per share.  The amount of options includes options to purchase 150,000 ordinary shares granted in connection with the appointment of our three newly appointed directors on December 31, 2012. Out of such options, options to purchase 14,000 ordinary shares expire in 2013, options to purchase 455,000 ordinary shares expire in 2014, options to purchase 1,426,000 ordinary shares expire in 2015, options to purchase 10,000 ordinary shares expire in 2016, options to purchase 780,000 ordinary shares expire in 2017, options to purchase 645,000 ordinary shares expire in 2018 and options to purchase 100,000 ordinary shares expire in 2019. In addition, as of December 31, 2012, our directors and executive officers as a group held 212,000 RSUs under our share options plans and 235,585 ordinary shares issued through vested RSUs. See Item 7A “Major Shareholders and Related Party Transactions – Major Shareholders”.

Option Plans

2003 Share Option Plan

In September 2003, we adopted the 2003 Share Option Plan (Incentive and Restricted Share Options), or the 2003 ISO/RSO Plan and the Section 102 Share Option Plan 2003, or the 2003 Section 102 Plan and together, the “2003 Plans”.  Following increases approved by our shareholders, the total number of ordinary shares reserved for issuance of options under the 2003 Plans is 6,135,000 in the aggregate, for issuance to our officers, directors, employees or service providers or any of the employees or service providers of our subsidiaries.

As of December 31, 2012, options to purchase a total of 3,854,800 ordinary shares were outstanding under the 2003 Plan, and options to purchase 1,861,080 ordinary shares had been exercised.  The exercise prices for the outstanding options range from $3.77 to $8.1 and such options expire at various times from August 2013 to February 2018.

2005 Share Incentive Plan

In December 2005, our shareholders adopted the 2005 Share Incentive Plan, or the 2005 Plan, with 1.5 million shares reserved for issuance of options. This 2005 Plan is designed to enable our Board of Directors to determine various forms of incentives for our and our subsidiaries’ directors, officers, consultants and employees and, when necessary, adopt a sub-plan in order to grant specific incentives.  In October 2008, our Board of Directors adopted a sub-plan so as to enable qualified optionees certain tax benefits under the Israeli Income Tax Ordinance.  Among the incentives that may be adopted are share options, performance share awards, performance share unit awards, RSUs and other share based awards.

As of December 31, 2012, options to purchase a total of 50,000 ordinary shares were outstanding under the 2005 Plan, none of which had been exercised.  The exercise price for all such options is $3.14 and such options expire in June 2018.

The options and RSUs granted under the 2005 Plan generally vest quarterly or annually over a four-year period (15%, 25%, 30% and 30% each year, respectively) so long as the employee or consultant remains with our company.  As of December 31, 2012, we have granted 1,372,097 RSUs under the 2005 Plan (excluding RSUs that were granted and canceled), pursuant to which 1,282,396 ordinary shares have been issued to date.

2008 Share Incentive Plan

In October 2008, our Board of Directors adopted the 2008 Share Incentive Plan, or the 2008 Plan, for issuance of options, RSUs and other forms of equity based awards to our and our subsidiaries’ directors, officers, consultants and employees. Our Board of Directors also adopted a sub-plan to enable qualified optionees certain tax benefits under the Israeli Income Tax Ordinance. Following increases approved by our Board of Directors, the total number of ordinary shares reserved for issuance of options under the 2008 Plan is 4 million. As of December 31, 2012, we have granted options to purchase 2,059,998 ordinary shares under the 2008 Plan (excluding options that were granted and cancelled), pursuant to which 50,000 ordinary shares have been issued to date.  The exercise prices for the outstanding options range from $3.00 to $5.31 and such options expire at various times from December 2014 to February 2019.

The RSUs and options granted under the 2008 Plan to our executives generally vest quarterly or annually over a four-year period (15%, 25%, 30% and 30% each year, respectively) so long as the employee remains with our company.   The options granted under the 2008 Plan to our directors generally vest quarterly over a three-year period. As of December 31, 2012, we have granted 1,583,812 RSUs under the 2008 Plan (excluding RSUs that were granted and canceled), pursuant to which, 305,811 ordinary shares have been issued.

The purpose of the 2003, 2005 and 2008 Plans, referred to together as the Plans, is to enable us to attract and retain qualified persons as employees, officers, directors, consultants and advisors and to motivate such persons by providing them with an equity participation in our company. The Section 102 Plans are designed to afford qualified optionees certain tax benefits under the Israeli Income Tax Ordinance.

The Plans are administered by the Compensation and Stock Option Committee appointed by our Board of Directors. The Compensation and Stock Option Committee recommends to our Board the persons entitled to receive options and RSUs, the terms and conditions on which options or rights to purchase are granted and the number of shares subject thereto.

Options issued pursuant to the Plans may be granted to our and our subsidiaries’ directors, officers, consultants and employees. The exercise price of incentive share options issued pursuant to the 2003 ISO/RSO Plan must be not less than the closing price of our ordinary shares on NASDAQ on the date of grant of the options or, if the closing price is not quoted on such date, on the preceding trading day.

Options are exercisable and restrictions on disposition of shares lapse according to the terms of the individual agreements under which such options were granted or awards issued.

ITEM 7:	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares as of April 7, 2013 (including options currently exercisable or exercisable within 60 days after the date of this report and RSUs vested within 60 days after the date of this report) with respect to: (i) each person who is known to us to be the beneficial owner of more than 5% of the ordinary shares; and (ii) all directors and officers as a group.

The information in the table below is based on 41,864,870  ordinary shares outstanding as of April 7, 2013. Except where otherwise indicated, we believe, based on information furnished by the owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares, subject to any applicable community property laws.

Name and Address	Number of Ordinary Shares Beneficially Owned	Percent of Ordinary Shares Outstanding(1)

York Capital Management(2)	8,121,651	19.4%
FIMI Funds(3)	7,678,533	18.3%
Itshak Sharon (Tshuva)(4)	2,676,484	6.4%
All officers and directors as a group (21 persons)(5)	2,552,723	6.1%

_________________________

(1)
Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table and relating to RSUs. vested within 60 days, after the date of this report are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.

(2)
The information in this table is based on Schedule 13D/A filed on September 20, 2011 by York Capital Management Global Advisors, LLC, a New York limited liability company (“YGA”) with respect to:  (i) 572,569 ordinary shares directly owned by York Capital Management, L.P., a Delaware limited partnership; (ii) 5,556,527 ordinary shares directly owned by York Multi-Strategy Master Fund, L.P., a Cayman Islands exempted limited partnership; (iii) 301,080 ordinary shares directly owned by York Credit Opportunities Fund, L.P., a Delaware limited partnership; (iv) 645,709 ordinary shares directly owned by York Credit Opportunities Master Fund, L.P., a Cayman Islands exempted limited partnership; (v) 558,610 ordinary shares directly owned by Jorvik Multi-Strategy Master Fund, L.P., a Cayman Islands exempted limited partnership; and (vi) 487,156 ordinary shares directly owned by an account managed by York Managed Holdings, LLC (such account, the “Managed Account”).  YGA, the sole managing member of the general partner of each of the entities numbered (i)-(v) above and the sole managing member of York Managed Holdings, LLC, exercises investment discretion over such investment funds and the Managed Account.  The principal business address of each of these entities is c/o York Capital Management Global Advisors, LLC, 767 Fifth Avenue, 17th Floor, New York, New York, 10153.

(3)
Based on a Schedule 13D/A filed on November 15, 2012 and information provided to the Company by the shareholder, FIMI Opportunity IV, L.P., FIMI Israel Opportunity IV, Limited Partnership (the “FIMI IV Funds”), FIMI Opportunity V, L.P., FIMI Israel Opportunity Five, Limited Partnership (the "FIMI V Funds" and together with the FIMI IV Funds, the "FIMI Funds"), FIMI IV 2007 Ltd., FIMI FIVE 2012 Ltd., Shira and Ishay Davidi Management Ltd. and Mr. Ishay Davidi share voting and dispositive power with respect to the 7,670,203 shares held by the FIMI Funds. FIMI IV 2007 Ltd. is the managing general partner of the FIMI IV Funds.  FIMI FIVE 2012 Ltd. is the managing general partner of the FIMI V Funds. Shira and Ishay Davidi Management Ltd. controls FIMI IV 2007 Ltd. and FIMI FIVE 2012 Ltd. Mr. Ishay Davidi controls Shira and Ishay Davidi Management Ltd. and is the Chief Executive Officer of all the entities listed above. Additionally, FIMI IV 2007 Ltd. holds options to purchase 8,330 ordinary shares which are currently exercisable or are exercisable within 60 days of the date hereof granted to it by our company in connection with the service of its executives, Ishay Davidi and Amiram Bohem, as members of our Board (out of the 50,000 options granted to FIMI IV 2007 Ltd. in connection with each of Mr. Davidi’s and Mr. Boehm’s services as our directors). The principal business address of each of the above entities and of Mr. Davidi is c/o FIMI IV 2007 Ltd., Electra Tower, 98 Yigal Alon St., Tel-Aviv 67891, Israel.

(4)
Based on a Schedule 13G filed on March 7, 2013 by Itshak Sharon (Tshuva), Delek Group Ltd. and The Phoenix Holding Ltd. and information provided to us by the shareholders as of March 31, 2013. The ordinary shares are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of the Phoenix Holding Ltd., or the Subsidiaries.  The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients.  Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions. The Phoenix Holding Ltd. is a majority-owned subsidiary of Delek Group Ltd.  The majority of Delek Group Ltd.'s outstanding share capital and voting rights are owned, directly and indirectly, by Itshak Sharon (Tshuva) through private companies wholly-owned by him, and the remainder is held by the public. The principal business address of Itshak Sharon (Tshuva) and Delek Investments and Properties Ltd. is 7 Giborei Israel Street, P.O.B. 8464, Netanya, 42504, Israel. The principal business address of the Phoenix Holding Ltd. is Derech Hashalom 53, Givataim, 53454, Israel.

(5)
Includes options that are currently exercisable or are exercisable within 60 days of the date of this report and RSUs vested within 60 days from the date of this report that are held by our directors and executive officers.

Significant Changes in the Ownership of Major Shareholders

As of March 15, 2010, our major shareholders were York, holding 8,121,651 ordinary shares (approximately 20% ownership), Mivtach Shamir Finance Ltd., holding 2,216,945 ordinary shares (approximately 5 % ownership), Renaissance Technologies LLC holding 2,041,600 ordinary shares (approximately 5% ownership), and Menora Mivtachim Holdings Ltd. holding 2,047,701 ordinary shares (approximately 5 % ownership).

As of March 31, 2011, our major shareholders were York, holding 8,121,651 ordinary shares (approximately 20.1% ownership), Menora Mivtachim Holdings Ltd. holding 4,214,560 ordinary shares (approximately 10.4 % ownership) and Mivtach Shamir Finance Ltd., holding 2,216,945 ordinary shares (approximately 5.4 % ownership).

As of March 30, 2012, our major shareholders were York, holding 8,121,651 ordinary shares (approximately 19.7% ownership), Menora Mivtachim Holdings Ltd. holding 4,534,383 ordinary shares (approximately 11.0 % ownership), Mivtach Shamir Finance Ltd., holding 2,216,945 ordinary shares (approximately 5.4 % ownership) and Roumell Asset Management, LLC, holding 2,187,617 ordinary shares (approximately 5.3% ownership).

As of April 7, 2013, our major shareholders are York, holding 8,121,651ordinary shares (approximately 19.4% ownership), FIMI Funds, holding 7,678,533 ordinary shares (approximately 18.3 % ownership) and Itshak Sharon (Tshuva), holding 2,676,484 ordinary shares (approximately 6.4% ownership).

Major Shareholders Voting Rights

The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares, except to the extent that they hold more than 14% and as such, they will have a right to appoint a director, subject to certain conditions set forth in our Articles of Association.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of April 3, 2013, there were 84 holders of record of our ordinary shares, of which 69 record holders holding approximately 97% of our ordinary shares had registered addresses in the U.S.  These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees, including CEDE & Co., the nominee for the Depositary Company (the central depositary for the U.S. brokerage community), which held approximately 78% of our outstanding ordinary shares as of said date.

B.	Related Party Transactions.

On May 31, 2009, we entered into a registration rights agreement with York, under which we agreed to register 8,121,651 ordinary shares held by York for disposition by York from time to time.  On July 20, 2009, we filed a Form F-3 registration statement for the disposition of such shares from time to time. The registration statement continues to be in effect.

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

In November 2009, a lawsuit was filed in the Central District Court in Israel by eight individuals and Israeli companies against our company, all of our directors and our major shareholder, York and its affiliates. The plaintiffs claim damages based on the amounts they would have been paid had the merger agreement signed on March 31, 2008 closed. The lawsuit, seeking damages of approximately $12.4 million, is similar to the lawsuit and motion for its approval as a class action proceeding previously filed by the same group of Israeli shareholders in October 2008. That lawsuit and motion were withdrawn by the plaintiffs in July 2009 at the recommendation of the court, which questioned the basis for the lawsuit. We and our outside legal counsel believe the claims in this action are without merit, and that the lawsuit is without basis. The parties have completed presenting and submitting summaries.  The parties currently await the ruling of the court.

In September 2003, Nova Mobilcom S.A., or Mobilcom, filed a lawsuit in Brazil against Gilat do Brazil for specific performance of a memorandum of understanding, which provided for the sale of Gilat do Brazil, and specifically the GESAC project, a government education project awarded to Gilat do Brazil, to Mobilcom for an unspecified amount.  The court ruled in favor of Gilat.  Mobilcom filed an appeal to the State Court of Appeals, which appeal was subsequently rejected by Court. In September 2012, Mobilcom filed a Special Appeal, which was refused to be admitted by the State Court of Appeals. In January 2013, Mobilcom filed an interlocutory appeal with the Superior Court of Justice. The case is currently awaiting the ruling of the Court. Gilat do Brazil does not believe that this claim has any merit and is vigorously defending itself against the claims presented therein.

The Brazilian tax authority filed a claim against a subsidiary of Spacenet Inc. in Brazil, for alleged taxes due of approximately $4 million. In January 2004 and December 2005, the subsidiary filed its administrative defense, which was denied by the first and second level courts, respectively.  In September 2006, our subsidiary filed an annulment action seeking judicial cancellation of the claim. In May 2009, the subsidiary received notice of the court’s first level decision, which cancelled a significant part of the claim but, upheld two items of the assessment. Under this decision, the subsidiary’s principal liability was reduced to approximately $1.5 million. This decision was appealed by both by the subsidiary and the tax authorities. In June 2012, the São Paulo Court of Appeals ruled against the subsidiary, which is an inactive company, accepting the claims of the tax authorities. Accordingly, as of December 31, 2012, our subsidiary faces an exposure of approximately $ 13.6 million, including interest, penalties, legal fees and exchange rate differences. In September 2012, the subsidiary filed an appeal to the Superior Court of Justice and to the Supreme Court.  Based on external counsel’s opinion, our company believes that it has reasonably possible chances of success to reverse the ruling of São Paulo Court of Appeals. The tax authorities issued a foreclosure certificate against Spacenet’s subsidiary and certain of its managers and representatives. Based on the external counsel's opinion, inclusion of any additional co-obligors in the tax foreclosure certificate is barred due to statute of limitation. Accordingly, we believe that the foreclosure procedures legally cannot be redirected to other group entities, which have not been cited in the foreclosure certificate.

In November 2012, Network Acceleration Technologies, LLC, or NAT, filed a complaint against one of our U.S. subsidiaries for patent infringement in the U.S. District Court for the District of Delaware.  The complaint alleges that some of our products and services infringe a U.S. patent purportedly owned by NAT.  NAT seeks monetary damages, costs, attorneys’ fees, and injunctive relief.  We dispute NAT’s allegations and intend to vigorously defend ourselves in this matter. The lawsuit is in its preliminary stage. Therefore, as of the date hereof, it is not feasible to determine the potential exposure to our company as a result of this lawsuit.

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

Israeli law limits the distribution of cash dividends to the greater of retained earnings or earnings generated over the two most recent years, in either case provided that we reasonably believe that the dividend will not render us unable to meet our current or foreseeable obligations when due. Notwithstanding the foregoing, dividends may be paid with the approval of a court, provided that there is no reasonable concern that such dividend distribution will prevent the company from satisfying its current and foreseeable obligations, as they become due.  In the event we declare dividends in the future, we will pay those dividends in NIS. Because exchange rates between NIS and the dollar fluctuate continuously, a U.S. shareholder will be subject to currency fluctuation between the date when the dividends are declared and the date the dividends are paid.

B.	Significant Changes

Not applicable.

ITEM 9:	THE OFFER AND LISTING

A.	Offer and Listing Details

Annual Share Price Information

The following table sets forth, each of the years indicated, the high and low market prices of our ordinary shares on the NASDAQ Global Market and the TASE. In January 2011, our ordinary shares started trading on the NASDAQ Global Select Market.

	NASDAQ		TASE
Year	High	Low	High	Low

2008	$11.15	$2.20	$11.31	$2.22
2009	$4.98	$2.69	$5.20	$2.75
2010	$6.25	$3.96	$6.25	$3.99
2011	$5.85	$3.11	$5.85	$3.18
2012	$5.57	$2.35	$5.56	$2.43

Quarterly Share Price Information

The following table sets forth, for each of the full financial quarters in the years indicated the high and low market prices of our ordinary shares on the NASDAQ Global Market (as of January 2011, on the Global Select Market) and the TASE:

	NASDAQ		TASE
	High	Low	High	Low

2011
First quarter	$5.85	$4.73	$5.85	$4.77
Second quarter	$5.29	$4.40	$5.22	$4.29
Third quarter	$5.14	$3.11	$5.19	$3.21
Fourth quarter	$4.03	$3.18	$4.03	$3.18

2012
First quarter	$4.21	$3.77	$4.20	$3.72
Second quarter	$4.15	$3.07	$4.18	$3.12
Third quarter	$4.08	$2.35	$4.03	$2.43
Fourth quarter	$5.57	$4.02	$5.56	$4.02

2013
First quarter	$5.88	$5.26	$5.79	$5.25

Monthly Share Price Information

The following table sets forth, for the most recent six months, the high and low market prices of our ordinary shares on the NASDAQ Global Select Market and the TASE:

	NASDAQ		Tel Aviv Stock Exchange
	High	Low	High	Low
October 2012	$4.48	$4.02	$4.49	$4.02
November 2012	$5.57	$4.43	$5.56	$4.51
December 2012	$5.45	$5.10	$5.46	$5.11
January 2013	$5.35	$5.26	$5.46	$5.25
February 2013	$5.88	$5.28	$5.79	$5.29
March 2013	$5.70	$5.48	$5.73	$5.51

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ordinary shares are listed on the NASDAQ Global Select Market under the symbol “GILT” and are also traded on the TASE.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expense of the Issue

Not applicable.

ITEM 10:	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

Powers of the Directors

Under the provisions of the Israeli Companies Law and our articles of association, a director cannot vote on a proposal, arrangement or contract in which he or she has a personal interest, nor attend a meeting during which such transaction is considered.  In addition, the terms of office and employment of the directors require the approval of the compensation committee, the board of directors and shareholders.  For more information regarding the requirements for approval of certain transactions, see Item 6B - “Directors, Senior Management and Employees – “Compensation of Directors and Officers”.

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

Under the Israeli Companies Law, dividends may be paid only out of a company’s net profits for the two years preceding the distribution of the dividends, or from accumulated retained earnings, calculated in the manner prescribed in the Israeli Companies Law.  Pursuant to the Israeli Companies Law, in any distribution of dividends, our Board of Directors is required to determine that there is no reasonable concern that the distribution of dividends will prevent our company from meeting our existing and foreseeable obligations as they become due.  Our Articles of Association provide that no dividends shall be paid otherwise than out of our profits and that any such dividend shall carry no interest.  In addition, upon the recommendation of our Board of Directors, approved by the shareholders, we may cause dividends to be paid in kind.

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

Notice of General Meetings; Omission to Give Notice

The Companies Law provides that a company whose shares are traded on an exchange must give notice of a general meeting to its shareholders of record at least 21 days, and in certain instances up to 35 days, prior to the meeting, unless the company’s articles provide that a notice need not be sent. Accordingly, Article 25(a) of our Articles of Association provides that not less than 21 days’ prior notice shall be given to shareholders of record of every general meeting of shareholders. It further provides that notice of a general meeting of shareholders shall be given in accordance with any law and otherwise as the Board of Directors may determine. In addition, Article 25(c) of our Articles of Association provides that no shareholder present, in person or by proxy, at the commencement of a general meeting of shareholders shall be entitled to seek the revocation of any proceedings or resolutions adopted at such general meeting of shareholders on grounds of any defect in the notice of such meeting relating to the time or the place thereof.

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

Adoption of Resolutions at General Meetings

Article 28(b) of our Articles of Association provides for voting by a written ballot only. In addition, Article 28(c), in accordance with the Companies Law, provides that the declaration of the Chairman of the Meeting as to the results of a vote is not considered to be conclusive, but rather prima facie evidence of the fact. Under our Articles of Association, unless a different majority is required by law, any resolution of the shareholders, except a resolution for a voluntary liquidation of the company and, in certain circumstances, a resolution to amend our Articles of Association, shall be deemed adopted if approved by the vote of the holders of a majority of the voting power represented at such meeting in person or by proxy.

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

The Articles further stipulate that as a condition to the appointment of an Appointed Director, any appointing shareholder that delivers to our company a letter of appointment shall, prior to such delivery, be required to file with the Securities and Exchange Commission a Schedule 13D, or an amendment to its Schedule 13D if there is any change in the facts set forth in its Schedule 13D already on file with the Securities and Exchange Commission which discloses any such change in its holdings of ordinary shares, regardless of whether any filing or amendment is required to be filed under the rules of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.  In addition, any Appointing Shareholder shall be obligated to notify us in writing of any sale, transfer, assignment or other disposition of any kind of ordinary shares by such appointing shareholder that results in the reduction of its beneficial ownership to below the percentage indicated above, immediately after the occurrence of such disposition of shares but in any event not later than the earliest of (i) ten (10) days thereafter, or (ii) the next Annual General Meeting. Without derogating from the foregoing, so long as an Appointed Director serves on the Board of Directors, the appointing shareholder which appointed such Appointed Director shall provide us, upon our written request at any time and from time to time, with reasonable evidence of its beneficial ownership in our company.

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

Article 39 of our Articles of Association further provides that the affirmative vote of a majority of the shares then represented at a general meeting of shareholders shall be entitled to remove director(s) other than Appointed Directors from office (unless pursuant to circumstances or events prescribed under the Companies Law), to elect directors instead of directors so removed or to fill any vacancy, however created, in the Board of Directors. Subject to the foregoing and to early resignation or ipso facto termination of office as provided in Article 42 of our Articles of Association, each director shall serve until the adjournment of the annual general meeting following the general meeting at which such director was elected.

Our directors may, at any time and from time to time, appoint a director to temporarily fill a vacancy on the Board of Directors or in their body (subject to the maximum number of directors in the Board of Directors as set forth above), except that if the number of directors then in office constitutes less than a majority of the number of directors set by the shareholders, as mentioned above, they may only act in an emergency, or to fill the vacancy up to the minimum number required to effect corporate action or in order to call a general meeting for the purpose of electing directors.

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

If, however, the merger involves a merger with a company’s own controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is subject to the same special majority approval that governs all extraordinary transactions with controlling shareholders (as described above in Item 6 E under “—Approval of Related Party Transactions Under Israeli Law”). In the event that the merger transaction has not been approved by either of the above-described special majorities (as applicable), the holders of at least 25% of the voting rights of the company may apply to a court for approval of the merger.  The court may approve the merger if it is found that the merger is fair and reasonable, taking into account the valuation of the parties to the merger and the consideration offered to the shareholders.

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

While we have numerous contracts with customers and distributors, we do not deem any individual contract to be a material contract that is not in the ordinary course of our business.

D.	Exchange Controls

There are no Israeli currency control restrictions on payments of dividends or other distributions with respect to our ordinary shares or the proceeds from the sale of the shares. However, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time.

Non-residents of Israel who purchase our securities with non-Israeli currency will be able to repatriate dividends (if any), liquidation distributions and the proceeds of any sale of such securities, into non-Israeli currencies at the rate of exchange prevailing at the time of repatriation, provided that any applicable Israeli taxes have been paid (or withheld) on such amounts.

        Neither our articles of association nor the laws of the State of Israel restrict in any way the ownership or voting of Ordinary Shares by non-residents of Israel, except with respect to citizens of countries that are in a state of war with Israel.

E.	Taxation

The following is a discussion of Israeli and U.S. tax consequences material to our shareholders.  To the extent that the discussion is based on new tax legislation which has not been subject to judicial or administrative interpretation, the views expressed in the discussion might not be accepted by the tax authorities in question.  The discussion is not intended, and should not be construed, as legal or professional tax advice and does not exhaust all possible tax considerations.

Holders of our ordinary shares should consult their own tax advisors as to the U.S., Israeli or other tax consequences of the purchase, ownership and disposition of ordinary shares, including, in particular, the effect of any foreign, state or local taxes.

ISRAELI TAX CONSIDERATIONS

The following is a summary of certain Israeli income tax and capital gains tax consequences for non-Israeli residents as well as Israeli residents holding our ordinary shares. The summary is based on provisions of the Israeli Income Tax Ordinance (new version), 1961 and regulations promulgated thereunder, as well as on administrative and judicial interpretations, all as currently in effect, and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. There might be changes in the tax rates and in the circumstances in which they apply, and other modifications which might change the tax consequences to you. The summary is intended for general purposes only, and does not relate to all relevant tax aspects. The discussion is not intended and should not be construed as legal or professional tax advice sufficient for decision making. This summary does not discuss all aspects of Israeli income and capital gain taxation that may be applicable to investors in light of their particular circumstances or to investors who are subject to special status or treatment under Israeli tax law.

FOR THE FOREGOING AND OTHER REASONS, YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF YOUR HOLDINGS. WE ARE NOT MAKING ANY REPRESENTATIONS REGARDING THE PARTICULAR TAX CONSEQUENCES AS TO ANY HOLDER, NOR ARE WE OR OUR ADVISORS RENDERING ANY FORM OF LEGAL OPINION OR PROFESSIONAL TAX ADVICE AS TO SUCH TAX CONSEQUENCES.

Generally, income of Israeli companies is subject to corporate tax.  The Israeli corporate tax rate was 25% in 2010, 24% in 2011 and 25% in 2012.  In 2013, the corporate tax rate is 25%.

Israeli Tax Consequences of Holding Our Stock

Non-Israeli residents

Non-Israeli residents are subject to tax on income accrued or derived from Israeli sources. These include, inter alia, dividends, royalties and interest, as well as other types of income (e.g., from provision of services in Israel). We are required to withhold income tax on any such payments we make to non-residents. Israel presently has no estate or gift tax.

Capital Gains

Israeli law generally imposes tax on capital gains derived from the sale of securities and other Israeli capital assets, including shares in Israeli resident companies, unless a specific exemption is available or a treaty between Israel and the country of the non-resident provides otherwise. Capital gains from sales of our ordinary shares will be tax exempt for non-Israeli residents provided certain conditions are met (one of these conditions is that the gains are not derived through a permanent establishment that the non-resident maintains in Israel).

Pursuant to the tax treaty between Israel and the U.S., or the Treaty, U.S. residents are generally exempt from Israeli capital gains tax on capital gain derived from the sale of our shares. This exemption does not apply to U.S. residents holding (at the time of the sale or in the preceding 12 months) 10% or more of the voting power in the Company.

Dividends

The statutory withholding tax rate for dividends distributed by an Israeli company to non-resident shareholders is generally 25%. The rate is reduced to 15% for dividends distributed out of income generated by an Approved Enterprise.  A different withholding tax rate may apply as a result of a tax treaty between Israel and shareholder's country of residence.

Under the Treaty, the maximum Israeli tax rate on dividends paid to a corporate holder of our ordinary shares who is a U.S. resident is 25%. However, dividends paid to a U.S. corporation holding at least 10% of our voting power in the year of the sale and in the entire preceding tax year shall be subject to a 15% tax withholding rate, if the dividend is generated by an Approved Enterprise or 12.5% if the dividends are not generated by an Approved Enterprise.

Interest

Interest paid by us (e.g., on our convertible notes) is treated as income derived from an Israeli source and is subject to Israeli tax.   Generally, interest payments are subject to withholding of a standard tax rate of 25% (the rate may be reduced to 15% for certain debt instruments), unless reduced pursuant to an applicable tax treaty. In some instances (e.g., where the recipient of the interest is an individual holding 10% or more of our shares or voting rights) a higher tax rate would apply.

Filing of Tax Returns in Israel

Non-Israeli residents who receive interest, dividend or royalty income derived or accrued in Israel, from which Israeli tax was withheld, are generally exempt from Israeli tax filing obligations, provided that:  (i) such income was not derived from a business conducted in Israel, and (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed.

Israeli Residents

The Tax Burden law passed by the Israeli Parliament on December 5, 2011, among other things, cancels effective from 2012 the scheduled progressive reduction in the corporate tax rate and increases the corporate tax rate to 25% in 2012 and thereafter.  A corresponding increase was applied to the real capital gains tax rate and the real betterment tax rate.

Capital Gains

Israeli law imposes capital gains tax on capital gains derived from the sale of securities and other capital assets, including ordinary shares. Generally, gains from sale of ordinary shares acquired prior to January 1, 2012 are subject to a 20% capital gains tax for individuals. The tax rate is increased to 25% for sale of shares by an individual shareholder holding 10% or more of the shares or voting power in the company (i.e., a substantial shareholder). Corporate shareholders are subject to a 25% capital gains tax rate.

Following enactment of the Tax Burden Law, starting January 1, 2012, the capital gains tax rate applicable to individuals upon the sale of our shares is such individual's marginal (income) tax rate but not more than 25% (or 30% with respect to a substantial shareholder). With respect to corporate investors, effective January 1, 2012, the rate of capital gains tax imposed on the sale of shares is equal to the corporate tax rate, which is 25%.

Dividends

Following the enactment of the Tax Burden Law, starting January 1, 2012, the distribution of dividend income, other than bonus shares (stock dividends), to Israeli residents holding our ordinary shares is generally subject to income tax at a rate of 25% for individuals and 30% for a substantial individual shareholder. Israeli resident corporations are exempt from income tax on dividends, provided the dividend was paid out of income generated in Israel.

Generally, dividends distributed from taxable income accrued during the period of benefits of a Benefitted Enterprise, are taxable at the rate of 15%, if the dividend is distributed during the tax benefit period, or within an additional 12 years after the lapse of that period.

Interest

Following the enactment of the Tax Burden Law, starting January 1, 2012, interest income is generally subject to a tax rate of 25% for individuals. The rate applicable to an individual who is substantial shareholder is the marginal tax rate. The rate may be reduced to 15% for certain debt instruments. Interest paid to Israeli companies is taxed at the standard corporate income tax rate applicable to companies. We may be required to withhold tax on interest payments up to the applicable corporate tax rate for companies, and in certain instances up to the marginal tax rate for individuals.

Tax Benefits under the Law for the Encouragement of Capital Investments, 1959

Tax benefits prior to the Amendment of 2005

The Investment Law provides that a capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry, Trade and Labor of the State of Israel, be designated as an Approved Enterprise.

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

As a result of the Amendment, it is no longer necessary for a company to apply to the Investment Center in order to acquire Approved Enterprise status. Instead,  a company whose facilities meet the criteria for tax benefits set out by the Amendment, may receive the tax benefits afforded to a “Benefitted Enterprise”  by independently selecting the tax year from which the period of benefits under the Investment Law are to commence  and notifying the Israeli Tax Authority within 12 months of the end of that year.

Generally, tax benefits under the Amendment are available to production facilities (or other eligible facilities), that derive more than 25% of their business income from exports. In order to receive the tax benefits, the company must make a certain minimum investment in the acquisition of manufacturing assets such as machinery and equipment. Such investment may be made over a period of no more than three years ending at the end of the year in which the company requested to have the tax benefits apply to its Benefitted Enterprise.

We were eligible under the terms of minimum qualification investment and elected the years 2005 and 2011 to have the tax benefits apply.

Tax benefits are available until the earlier of: 7 or 10 years from the date that the period of benefits commenced, and the lapse of 12 years from the first day of the year in which the election was made. Our periods of benefits as a Benefitted Enterprise will expire in 2017 and in 2023.

The tax benefits include exemption from corporate tax on undistributed income for a period of two to ten years, depending on the geographic location of the Benefitted Enterprise within Israel, and a reduced corporate tax rate of 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in the company. If the company pays a dividend out of income derived from the Benefited Enterprise during the tax exemption period, such income will be subject to corporate tax at the applicable rate (10%-25%) in respect of the grossed up amount of the dividend that we may distribute. We would be required to withhold tax at a rate of 15% from any dividends distributed from income derived from the Benefitted Enterprise.

The 2011 Amendment

Under an amendment to the Investment Law effective January 1, 2011, upon an irrevocable election made by the company, a uniform corporate tax rate will apply to all qualifying income of the company, as opposed to the previous law's tax incentives that were limited to income only from Benefitted Enterprises during their benefits period. Under the amended law, the uniform tax rate will be 10% in geographical areas in Israel designated as Development Zone A and 15% elsewhere in Israel during 2011-2012. The uniform tax rates were reduced to 7% and 12.5%, respectively to the mentioned geographic areas in 2013-2014, and further reduced to 6% and 12%, respectively, in 2015. The profits of these industrial companies will be freely distributable as dividends, subject to a 15% withholding tax (or lower, under an applicable tax treaty). “Special Industrial Companies” that meet certain additional criteria will enjoy further reduced tax rates of 5% in Zone A and 8% elsewhere.

Under the transitory provisions of the new legislation, we may opt whether to irrevocably implement the 2011 Amendment and waive benefits provided under the prior law or keep the prior benefits. This decision may be taken at any stage. We will consider in the future whether to opt for the benefits under the 2011 Amendment.

Israeli Transfer Pricing Regulations

Israeli transfer pricing legislation generally provides that all cross-border transactions carried out between related parties be conducted on an arm’s length basis and be taxed accordingly.  The transfer pricing regulations are not expected to have a material effect on our company.

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

As used herein, the term “U.S. Holder” means a beneficial owner of an ordinary share who is, for U.S. federal income tax purposes:

•	a citizen or, for U.S. federal income tax purposes, a resident of the U.S.;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the U.S. or any political subdivision thereof;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

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

Subject to certain limitations, “qualified dividend income” received by a non-corporate taxpayer generally is subject to U.S. federal income tax at a reduced maximum tax rate of 20 percent beginning January 1, 2013.  Dividends received with respect to ordinary shares should qualify for the 20 percent rate provided that either:  (i) we are entitled to benefits under the income tax treaty between the U.S. and Israel (the "Treaty"); or (ii) the ordinary shares currently are readily tradable on an established securities market in the U.S. We believe that we are entitled to benefits under the Treaty and that the ordinary shares currently are readily tradable on an established securities market in the U.S. No assurance can be given that the ordinary shares will remain readily tradable.  The rate reduction does not apply to dividends received from PFICs, see discussion below, or in respect of certain short-term or hedged positions in common stock or in certain other situations. The legislation enacting the reduced tax rate contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate, see discussion below.  U.S. Holders of ordinary shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

Subject to complex limitations, any Israeli withholding tax imposed on dividends paid by us will be a foreign income tax eligible for credit against a U.S. Holder's U.S. federal income tax liability (or, alternatively, for deduction against income in determining such tax liability).  The limitations set out in the Code include computational rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income.  Dividends generally will be treated as foreign-source passive category income or, in the case of certain U.S. Holders, general category income for U.S. foreign tax credit purposes.  Further, there are special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to a reduced tax, see discussion above.  A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on the ordinary shares to the extent such U.S. Holder has not held the ordinary shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property.  Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the statute.  The rules relating to the determination of the foreign tax credit are complex, and you should consult with your personal tax advisors to determine whether and to what extent you would be entitled to this credit.

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

In the case of a cash basis U.S. Holder who receives NIS in connection with the sale or disposition of ordinary shares, the amount realized will be based on the U.S. dollar value of the NIS received with respect to the ordinary shares as determined on the settlement date of such exchange. A U.S. Holder who receives payment in NIS and converts NIS into U.S. dollars at a conversion rate other than the rate in effect on the settlement date may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss.

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

Based on our current and projected income, assets and activities, we believe that we were not a PFIC in the year 2012. However, because the determination of whether we are a PFIC is based upon the composition of our income and assets from time to time, there can be no assurances that we will not become a PFIC for any future taxable year.

If we were treated as a PFIC for any taxable year, dividends would not qualify for the reduced maximum tax rate discussed above and, unless you elect either to treat your investment in ordinary shares as an investment in a "qualified electing fund", or a QEF election, or to "mark-to-market" your ordinary shares, as described below:

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

•	the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxable as ordinary income in the current year; and
•	you may be required to file IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with your income tax return.

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

Additional Tax on Investment Income

In addition to the income taxes described above, U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds will be subject to a 3.8% Medicare contribution tax on net investment income, which includes dividends and capital gains.

Backup Withholding and Information Reporting

Payments in respect of ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and to U.S. backup withholding tax at a rate of 28%.  Backup withholding will not apply, however, if you (i) are a corporation or come within certain exempt categories, and demonstrate the fact when so required, or (ii) furnish a correct taxpayer identification number and make any other required certification.

Backup withholding is not an additional tax.  Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s U.S. tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

U.S. Holders that hold certain specified foreign financial assets, including stock in a foreign corporation, with values in excess of certain thresholds are required to file Form 8938 (Statement of Specified Foreign Financial Assets) with their U.S. Federal income tax return. Such Form requires disclosure of information concerning such foreign assets, including the value of the assets. Failure to file the form when required is subject to penalties. An exemption from reporting applies to foreign assets held through a U.S. financial institution, generally including a non-U.S. branch or subsidiary of a U.S. institution and a U.S. branch of a non-U.S. institution. Investors are encouraged to consult with their own tax advisors regarding the possible application of this disclosure requirement to their investment in ordinary shares.

Any U.S. Holder who holds 10% or more in vote or value of our ordinary shares will be subject to certain additional U.S. information reporting requirements.

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

Foreign Currency Risk

The majority of our revenues are generated in U.S. dollars or linked to the dollar. In addition, a substantial portion of our costs are incurred in U.S. dollars. We believe that the U.S. dollar is the primary currency of the economic environment in which our Company and certain of our subsidiaries operate. Thus, the functional and reporting currency of our Company and certain of our subsidiaries is the U.S. dollar.

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

While the majority of our revenues and expenses are generated in U.S. dollars a portion of our expenses are denominated in NIS, which lead us to be exposed to financial market risk associated with changes in foreign currency exchange rates. In order to reduce the impact of foreign currency rate volatility of future cash flows caused by changes in foreign exchange rates, we use currency forward contracts. We hedge the part of our forecasted expenses denominated in NIS. If our currency forward contracts meet the definition of a hedge, and are so designated, changes in the fair value of the contracts will be offset against changes in the fair value of the hedged assets or liabilities through earnings. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in current earnings during the period of change. Our hedging reduces, but does not eliminate, the impact of foreign currency rate movements, and due to such movements the results of our operations may be adversely affected.

During the year ended December 31, 2012, we recognized a net loss of $723,000 related to the effective portion of our hedging instruments. The effective portion of the hedged instruments was included as an addition to payroll expenses and other operating expenses in the statement of operations. The ineffective portion of the hedged instrument amounted to $25,000 during the year ended December 31, 2012 and was recorded as a financial loss. As of December 31, 2012, the fair value of the hedging instruments in our balance sheet constituted an asset of approximately $1.4 million.

The table below details our balance sheet exposure by currency and interest rates:

	Expected Maturity Dates
	2013	2014	2015	2016	2017 and thereafter
	(In thousands)
Assets:
Restricted cash - in U.S. dollars	2,663	250	-	500	100
Weighted interest rate	0.13%	0.1%	-	0.1%	0.01%

In other currency	1,131	206	-	-	95
Weighted interest rate	3.51%	8.35%	-	-	8.17%
Restricted cash held by Trustees In other currency	1,664
Weighted interest rate	0.00%
Liabilities:
Short term bank credit - in U.S. dollars	3,517
Weighted interest rate	4.00%
Long-term loans (including current maturities)
In U.S. dollars	7,334	7,333	5,667	4,000	20,000
Weighted interest rate	4.19%	4.19%	4.40%	4.77%	4.77%
In other currency	629	636	646	655	1,810
Weighted interest rate	3.76%	3.82%	3.87%	3.93%	3.28%

ITEM 12:	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13:	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14:	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15:	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended) as of December 31, 2012, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the rules of the Securities and Exchange Commission.

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

Our management assessed the effectiveness of our internal control over financial reporting, as of December 31, 2012.  In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on that assessment, our management concluded that as of December 31, 2012, our internal control over financial reporting is effective.

Below is the independent auditors’, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, audit report on the effectiveness of our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

GILAT SATELLITE NETWORKS LTD.

We have audited Gilat Satellite Networks Ltd.'s ("Gilat") internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). Gilat's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying report on form 20-F. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, Gilat maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Gilat and its subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations, changes in equity and cash flows for each of the three years in the period ended December 31, 2012, and our report dated April 10, 2013, expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 10, 2013	A Member of Ernst & Young Global

Changes in Internal Control over Financial Reporting

During the period covered by this Annual Report on Form 20-F, no changes in our internal control over financial reporting have occurred that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16:	RESERVED

ITEM 16A:	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Dr. Meridor meets the definition of an audit committee financial expert as defined by rules of the Securities and Exchange Commission. Our Board also determined that Dr. Meridor is independent under the requirements of the NASDAQ Marketplace Rules. For a brief listing of Dr. Meridor relevant experience, see Item 6.A. “Directors, Senior Management and Employees - Directors and Senior Management.”

ITEM 16B:	CODE OF ETHICS

We have adopted a Code of Ethics for executive and financial officers that also applies to all of our employees.  The Code of Ethics is publicly available on our website at www.gilat.com. Written copies are available upon request.  If we make any substantive amendments to the Code of Ethics or grant any waivers, including any implicit waiver, from a provision of this code to our chief executive officer, chief financial officer or corporate controller, we will disclose the nature of such amendment or waiver on our website.

ITEM 16C:	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Billed by Independent Auditors

The following table sets forth, for each of the years indicated, the fees billed to us by our independent auditors and the percentage of each of the fees out of the total amount paid to the auditors.

	Year Ended December 31,
	2012		2011
Services Rendered	Fees	Percentages	Fees	Percentages
Audit fees (1)	$992,106	94.76%	$927,500	94.09%
Tax fees (2)	$54,880	5.24%	$58,304	5.91%
Total	$1,046,986	100%	$985,804	100%

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

In the year ended December 31, 2012, neither we nor any affiliated purchaser purchased any of our securities.

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

•
The requirements regarding the director nominations process.  We do not have a nomination committee. Under Israeli law and practice, our Board of Directors is authorized to recommend to our shareholders director nominees for election, and our shareholders may nominate candidates for election as directors by the general meeting of shareholders.

•
The requirements with respect to compensation of executive compensation. In accordance with Israeli law, the compensation of our executive officers,  and exculpation, insurance and indemnification of, or an undertaking to, indemnify our executive officers who are not directors requires the approval of both our audit committee and compensation and stock option committee, as well as the approval of our Board of Directors.  The compensation of our members of the Board of Directors as well as of the chairman of our Board of Directors is approved by our audit committee, compensation and stock option committee, Board of Directors and shareholders, in that order.  Our compensation and stock option committee is comprised of three members, each of whom is an independent director within the meaning of NASDAQ rules.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17:	FINANCIAL STATEMENTS

Not applicable.

ITEM 18:	FINANCIAL STATEMENTS

The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

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

4.5	Summary of material provisions of an amendment dated February 7, 2013 to the loan documents between Gilat Satellite Networks Ltd. and First International Bank of Israel, dated December 14, 2010.
8.1	List of subsidiaries.
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
13.1	Certification by Chief Executive Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification by Chief Financial Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

101.INS	XBRL Instance Document *.

101.SCH	XBRL Taxonomy Extension Schema Document.

101.PRE	XBRL Taxonomy Presentation Linkbase Document.

101.CAL	XBRL Taxonomy Calculation Linkbase Document.

101.LAB	XBRL Taxonomy Label Linkbase Document.

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.

*
___________________

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

Date: April 11, 2013

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

GILAT SATELLITE NETWORKS LTD.

We have audited the accompanying consolidated balance sheets of Gilat Satellite Networks Ltd. (the "Company") and its subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations and comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2012 and 2011, and the consolidated results of their operations and their cash flows, for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 10, 2013, expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 10, 2013	A Member of Ernst & Young Global

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2012	2011

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$66,968	$56,231
Restricted cash	3,794	7,034
Restricted cash held by trustees	1,664	1,549
Trade receivables, net	60,991	51,654
Inventories	24,973	31,933
Other current assets	29,140	25,767

Total current assets	187,530	174,168

LONG-TERM INVESTMENTS AND RECEIVABLES:
Severance pay funds	9,703	9,722
Long-term restricted cash	1,151	2,025
Long-term trade receivables, receivables in respect of capital leases and other receivables	19,781	20,219

Total long-term investments and receivables	30,635	31,966

PROPERTY AND EQUIPMENT, NET	94,727	100,926

INTANGIBLE ASSETS, NET	35,991	49,927

GOODWILL	65,760	89,691

Total assets	$414,643	$446,678

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2012	2011

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term bank credit	$3,517	$2,971
Current maturities of long-term loans and convertible subordinated notes	7,963	19,092
Trade payables	23,240	25,477
Accrued expenses	24,353	25,609
Short-term advances from customers held by trustees	4,448	1,551
Other current liabilities	40,336	36,764

Total current liabilities	103,857	111,464

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	40,747	40,353
Accrued severance pay	9,513	9,445
Other long-term liabilities	18,569	25,341

Total long-term liabilities	68,829	75,139

COMMITMENTS AND CONTINGENCIES

EQUITY:
Share capital -
Ordinary shares of NIS 0.2 par value: Authorized - 90,000,000 shares at December 31, 2012 and 2011; Issued and outstanding – 41,700,100 and 41,182,011 shares at December 31, 2012 and 2011, respectively	1,909	1,882
Additional paid-in capital	869,822	867,098
Accumulated other comprehensive income	2,864	541
Accumulated deficit	(632,638)	(609,446)

Total equity	241,957	260,075

Total liabilities and equity	$414,643	$446,678

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2012	2011	2010

Revenues:
Products	$169,603	$201,697	$120,255
Services	178,760	137,504	112,730

Total revenues	348,363	339,201	232,985

Cost of revenues:
Products	106,207	114,510	61,975
Services	129,156	103,064	91,156

Total cost of revenues	235,363	217,574	153,131

Gross profit	113,000	121,627	79,854

Operating expenses:
Research and development, net	29,241	31,701	18,945
Selling and marketing	42,631	46,523	33,396
General and administrative	34,075	36,005	29,844
Costs related to acquisition transactions	-	256	3,842
Impairment of goodwill and intangible assets and restructuring costs	32,194	19,478	-

Total operating expenses	138,141	133,963	86,027

Operating loss	(25,141)	(12,336)	(6,173)

Financial expenses, net	(2,642)	(1,931)	(557)
Other income	2,729	8,074	37,360

Income (loss) before taxes on income	(25,054)	(6,193)	30,630
Taxes on income (tax benefit)	(1,862)	(343)	11

Net income (loss)	$(23,192)	$(5,850)	$30,619

Net earnings (loss) per share:
Basic	$(0.56)	$(0.14)	$0.76
Diluted	$(0.56)	$(0.14)	$0.73

Weighted average number of shares used in computing net earnings (loss) per share:
Basic	41,410,409	40,929,056	40,466,906
Diluted	41,410,409	40,929,056	41,985,158

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Year ended December 31,
	2012	2011	2010

Net Income (loss)	$(23,192)	$(5,850)	$30,619
Other comprehensive income:
Foreign currency translation adjustments	161	566	(151)
Unrealized gain (loss) on forward contracts, net	2,162	(799)	(416)

Comprehensive income (loss)	$(20,869)	$(6,083)	$30,052

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share data)

	Number of Ordinary shares (in thousands)	Share capital	Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit	Total shareholders' equity

Balance as of January 1, 2010	40,273	$1,832	$863,337	$1,341	$(634,215)	$232,295
Issuance of restricted share units	422	23	-	-	-	23
Stock-based compensation of options and RSUs related to employees and non- employees	-	-	1,726	-	-	1,726
Conversion of convertible subordinated notes	**) -	*) -	1	-	-	1
Exercise of stock options	3	*) -	16	-	-	16
Comprehensive income	-	-	-	(567)	30,619	30,052

Balance as of December 31, 2010	40,698	1,855	865,080	774	(603,596)	264,113
Issuance of restricted share units	484	27	-	-	-	27
Stock-based compensation of options and RSUs related to employees and non- employees	-	-	2,009	-	-	2,009
Conversion of convertible subordinated notes	**) -	*) -	9	-	-	9
Comprehensive loss	-	-	-	(233)	(5,850)	(6,083)

Balance as of December 31, 2011	41,182	1,882	867,098	541	(609,446)	260,075
Issuance of restricted share units	459	24	-	-	-	24
Stock-based compensation of options and RSUs related to employees and non- employees	-	-	2,445	-	-	2,445
Conversion of convertible subordinated notes	3	*) -	52	-	-	52
Exercise of stock options	56	3	227	-	-	230
Comprehensive loss	-	-	-	2,323	(23,192)	(20,869)

Balance as of December 31, 2012	41,700	$1,909	$869,822	$2,864	$(632,638)	$241,957

*)	Represents an amount lower than $ 1.
**)	Represents an amount lower than 1 thousand shares.

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2012	2011	2010
Cash flows from operating activities:

Net income (loss)	$(23,192)	$(5,850)	$30,619
Adjustments required to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	22,582	24,121	14,794
Impairment of goodwill and other intangible assets	31,879	18,043	-
Gain from the sale of investment accounted for at cost	-	(3,034)	(24,314)
Stock-based compensation of options and RSUs related to employees and non- employees	2,445	2,009	1,726
Accrued severance pay, net	88	(285)	(135)
Accrued interest and exchange rate differences on restricted cash, marketable securities and deposits, net	(209)	500	(246)
Exchange rate differences on long-term loans	90	(112)	(415)
Capital loss from disposal of property and equipment	61	286	270
Deferred income taxes	(3,657)	(428)	(250)
Decrease (increase) in trade receivables, net	(9,891)	646	(1,562)
Increase in other assets (including short-term, long-term and deferred charges)	(3,054)	(21,062)	(5,545)
Decrease (increase) in inventories	4,969	(4,889)	(2,946)
Increase (decrease) in trade payables	(2,176)	7,066	(4,759)
Increase (decrease) in accrued expenses	(1,265)	11	2,256
Increase (decrease) in advances from customers held by trustees, net	2,897	547	(1,133)
Increase (decrease) in other accounts payable and other long-term liabilities	4	(8,972)	4,574

Net cash provided by operating activities	21,571	8,597	12,934

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2012	2011	2010
Cash flows from (used in) investing activities:

Purchase of property and equipment	(4,646)	(8,948)	(7,638)
Proceeds from sale of investment accounted for at cost	-	3,034	24,314
Purchase of held-to-maturity marketable securities and deposits	-	-	(30,693)
Proceeds from held-to-maturity marketable securities and deposits	-	-	62,384
Purchase of available-for-sale marketable securities	-	-	(4,804)
Proceeds from available-for-sale marketable securities	-	-	4,888
Investment in restricted cash (including long-term)	(24,507)	(23,548)	(2,941)
Proceeds from restricted cash (including long-term)	28,639	23,014	1,339
Proceeds from working capital adjustment to subsidiary purchase price	-	1,465	-
Investment in restricted cash held by trustees	(35,442)	(11,737)	(12,346)
Proceeds from restricted cash held by trustees	35,447	10,660	13,673
Acquisitions of subsidiaries, net of cash acquired (a,b,c)	-	(1,867)	(153,883)
Purchase of intangible assets	(89)	(38)	(2,515)

Net cash used in investing activities	(598)	(7,965)	(108,222)

Cash flows from (used in) financing activities:

Exercise of stock options and issuance of restricted share units	254	27	39
Repayment of convertible subordinated notes	(14,322)	(835)	(839)
Short-term bank credit, net	546	842	(946)
Proceeds from long-term loans	10,000	-	40,000
Repayment of long-term loans	(6,452)	(1,225)	(8,409)

Net cash provided by (used in) financing activities	(9,974)	(1,191)	29,845

Effect of exchange rate changes on cash and cash equivalents	(262)	(448)	9

Increase (decrease) in cash and cash equivalents	10,737	(1,007)	(65,434)
Cash and cash equivalents at the beginning of the year	56,231	57,238	122,672

Cash and cash equivalents at the end of the year	$66,968	$56,231	$57,238

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2012	2011	2010
Supplementary cash flow activities:

(1) Cash paid during the year for:

Interest	$4,135	$2,306	$1,334

Income taxes	$906	$672	$400

(2) Non-cash transactions:

Conversion of long-term convertible subordinated notes	$52	$9	$1

Classification from inventories to property and equipment	$2,050	$1,997	$717

Classification from property and equipment to inventories	$858	$110	$128

Purchase of intangible assets	$1,505	$-	$-

(a) Payment for the acquisition of RAS (see also Note 1c):

Estimated fair value of assets acquired and liabilities assumed at the acquisition date:

Working capital (excluding cash and cash equivalents)			$(4,727)
Property and equipment			3,147
Intangible assets			9,778
Goodwill			20,162
Other non-current assets			2,144
Long-term liabilities			(3,436)
			27,068
Deferred payment			(751)

			$26,317

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2012	2011	2010

(b) Payment for the acquisition of Wavestream (see also Note 1d):

Estimated fair value of assets acquired and liabilities assumed at the acquisition date:

Working capital (excluding cash and cash equivalents)			$4,816
Property and equipment			3,513
Other non-current assets			355
Goodwill			85,920
Intangible assets			43,568
Long-term liabilities *)			(9,097)
			129,075
Contingent consideration			(1,509)

			$127,566

*)	Mainly deferred tax liabilities

	Year ended December 31,
	2012	2011	2010

(c) Payment for the acquisition of CICAT (see also Note 1g):

Estimated fair value of assets acquired and liabilities assumed at the acquisition date:

Working capital (excluding cash and cash equivalents)		$226
Property and equipment		42
Intangible assets		720
Goodwill		1,890
Other non-current assets		209
Long-term liabilities		(398)

		2,689
Contingent consideration		(822)

		$1,867

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:	GENERAL

a.	Organization:

Gilat Satellite Networks Ltd. (the "Company" or "Gilat") and its subsidiaries (the "Group") is a global provider of Internet Protocol, or IP, based digital satellite communication and networking products and services. The Group designs, produces and markets or very small aperture terminals, or VSATs, and related VSAT network equipment. VSATs are earth based terminals that transmit and receive broadband, Internet, voice, data and video via satellite. VSAT networks combine a large central earth station, called a hub, with multiple remote sites (ranging from tens to thousands of sites), which communicate via satellite. In addition, following the acquisition of Raysat Antenna Systems ("RAS") (see also Note 1c) on July 1, 2010, the Group develops and provides Satcom-on-the-Move antenna solutions. Following the acquisition of Wavestream Corp. ("Wavestream") (see also Note 1d) on November 29, 2010, the Group develops and designs high power solid state amplifiers for military and commercial broadband communications, radar and imaging.

Gilat was incorporated in Israel in 1987 and launched its first generation VSAT in 1989. For a description of principal markets and customers, see Note 15.

Commencing in 2012, in accordance with the Company organizational changes instituted at the beginning of 2012, the Company's business is managed and reported as three separate reportable segments, comprised of the Company's newly named Commercial, Defense and Services divisions:

•
Commercial division provides VSAT networks, satellite communication products and associated professional services to service providers and operators worldwide, including consumer Ka-band initiatives worldwide.

•
Defense division provides satellite communication products and solutions to defense and homeland security organizations worldwide and also includes, Wavestream, which provides its products mainly to defense and homeland security organizations.

•
Service division, which includes, Spacenet Inc., or Spacenet, provides managed network services for business, government and residential customers in North America, as well as service businesses in Peru and Colombia, which offer rural telephony and Internet access solutions.

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

The definitive agreement provided for a termination fee in the amount of approximately $ 47,500 payable to the Company, and the Company sued the consortium members for this amount. In August 2010, the Company signed settlement agreements with each of the consortium members. The settlement agreements were reached as part of mediation proceedings that began in 2009.Under the terms of the settlement agreements, the Company will receive an aggregate of approximately $ 20,000. By the end of December 31, 2012, $ 16,685 was received, with the remainder of $ 2,750 to be received in October 2013.

c.	Business combination - acquisition of RAS:

In March 2010 and in April 2010, the Company entered into definitive agreements to acquire all of the units of RAS , a provider of Satcom-on-the-Move antenna solutions, and all of the shares of RaySat BG ("Raysat BG"), a Bulgarian research and development center (together  "RAS") for total cash consideration of $ 25,200 and $ 3,300 respectively. During July and August 2010, the Company closed the acquisitions of both entities. In conjunction with these transactions, the Company also acquired patents and marketing rights in the field of two-way Satcom-on-the-Move antennas for $ 2,500.

The excess of total acquisition costs over the fair value of net tangible and identifiable intangible assets on acquisition of $ 20,162 was attributable to goodwill which is allocated to the Defense segment.

The derived goodwill from these acquisitions is attributable to additional capabilities of the Group to expand its products and technology offerings, to augment capabilities of current products and the ability to enter new markets. Of the total acquisition costs attributable to goodwill, $ 10,800 is deductible for tax purposes.

Technology, customer relationships and backlog deriving from acquisitions of $ 9,333 are being amortized at an annual weighted average of approximately 8 years.

In-process research and development deriving from the acquisition of $ 445 represents incomplete research and development projects that had not reached technological feasibility on date of the acquisition. During the second half of 2012, the development was completed, therefore the acquired in-process research and development was considered finite-lived assets and the amortization at an annual weighted average of 9.5 years commenced.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1: -	GENERAL (Cont.)

Under the purchase method of accounting the purchase price was allocated to the identifiable intangible assets acquired and liabilities assumed based upon their estimated fair values as follows:

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

Wavestream was acquired for approximately $ 135,000, out of which approximately $ 2,500 represented the fair value of the potential contingent consideration according to the estimation of Company's management and was accrued in the Group's financial statements. The contingent consideration of up to $ 6,800 was based on a revenues target for Wavestream in 2011. The Company classified the contingent considerations as a liability as of the date of the transaction.

The revenues target for 2011 was not reached and therefore no additional payment was required with respect to the contingent consideration. The reversal of the contingent consideration liability was recognized as earnings and was recorded as other income in the consolidated statements of operations.

The excess of total acquisition costs over the fair value of net tangible and identifiable intangible assets on acquisition of $ 85,920 was attributed to goodwill and was allocated in its entirety to the Defense segment. This amount is not deductible for tax purposes.

In April 2011, the Company received $ 435 in cash as part of a working capital adjustment pursuant to the acquisition agreement. As a result, the Company retrospectively adjusted the provisional amounts recognized at the acquisition date and adjusted the goodwill balance.

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

The following table summarizes the estimated fair values of Wavestream's assets acquired and liabilities assumed and related deferred income taxes as of the acquisition date:

Cash	$5,873
Other current assets	18,425
Non-current assets	355
Property and equipment	3,513
Intangible assets:
Technology	40,040
Customer relationships	3,187
Backlog	341
Goodwill *)	85,485
Current liabilities	(13,609)
Long-term liabilities **)	(9,098)

Net assets acquired	$134,512

*)	In 2011 the goodwill amount was adjusted by $ 435 as a result of a working capital adjustment
**)	Mainly attributed to deferred tax liabilities.

e.	Impairment of goodwill and technology related to Wavestream

The continuing pressure on the Department of Defense (DoD) budget in the United State along with uncertainties regarding the DoD’s future spending as well as other elements, were reflected in the reduction of Wavestream’s revenues and operational results in 2012 and in 2011 compared to the forecasted projection and the decrease in actual revenues in 2012 compared to 2011 and in 2011 compared to 2010 were considered by the Company's management as indicators of potential impairment of Wavestream's intangible assets, property and equipment and goodwill and led the Company to evaluate the value of Wavestream's tangible and intangible assets based on the future undiscounted cash flows expected to be generated by the assets in accordance with ASC 360 "Property, Plant and Equipment". The above also resulted in goodwill impairments in accordance with ASC 350 "Intangibles - Goodwill and Others" as detailed below.

Based on the analysis of undiscounted cash flows as of December 31, 2011 no impairment losses were identified.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1: -	GENERAL (Cont.)

The projected undiscounted cash flows as of December 31, 2012 indicated that the carrying amount of the technology is impaired. In order to assess the amount of the impairment, the Company estimated the fair value of the technology using the discounted cash flow method and as a result the Company recorded an impairment loss of $ 7,948.

In addition, in accordance with ASC 350 "Intangibles - Goodwill and Others", the Company performed its annual impairment test as of December 31, 2012 and December 31, 2011 and as a result the Company recorded goodwill impairment losses of $ 23,931 and $ 17,846, respectively, attributed to Wavestream reporting unit. The material assumptions used for the income approach for 2012 and 2011 were 5 years of projected cash flows, a long-term growth rate of 4% and a discount rate of 13.5% and 12.5%, respectively.

The impairment losses were recorded as part of "Impairment of goodwill and intangible assets and restructuring costs" in the Statement of Operations and are attributed to the Defense segment.

f.	Unaudited pro forma condensed results of operations:

The following represents the unaudited pro forma condensed results of operations for the year ended December 31, 2010 assuming that the acquisitions of RAS and Wavestream occurred on January 1, 2009. The pro forma information is not necessarily indicative of the results of operations, which actually would have occurred had the acquisition been consummated on those dates, nor does it purport to represent the results of operations for future periods.

Total Consolidated
Year ended December 31, 2010

Revenues	$304,021

Net income	$43,600

Basic net earnings per share	$1.08

Diluted net earnings per share	$1.04

g.	Business combination - acquisition of CICAT Networks Inc, ("CICAT"):

On April 13, 2011 the Group completed the acquisition of all of the outstanding shares of CICAT, a provider of terrestrial access and network services to enterprises with multi-site locations. The CICAT operation is attributed to the Services segment.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1: -	GENERAL (Cont.)

CICAT was acquired for approximately $ 2,823 out of which $ 822 represents the fair value of the potential contingent consideration according to the estimation of Company's management and was accrued in the Company's financial statements. The nominal value of the contingent earn- out consideration is for up to $ 1,170 and is based on an agreed upon revenues target for CICAT during 2011-2013. This amount was classified as other current liabilities and other long term liabilities, as applicable. As of December 31, 2012, the total liability amount recorded in the Company's balance sheet is $ 542.

The derived goodwill from this acquisition is attributable to the additional capabilities of the Group to expand its services, abilities and offerings and to establish relationships with key partners. The goodwill amount is not deductible for tax purposes.

Customer relationships and backlog in the amount of $ 720 are being amortized at an annual weighted average of 7.8 years.

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

The financial statements of a foreign subsidiary, whose functional currency has been determined to be its local currency, have been translated into dollars. Assets and liabilities have been translated using the exchange rates in effect at the balance sheet date. Statements of operations amounts have been translated using average rates, which approximates the prevailing exchange rate for each transaction. The resulting translation adjustments are reported as a component of equity in accumulated other comprehensive income (loss).

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

Most of the activity of Gilat Colombia consists of operating subsidized projects for the government of Colombia (the "Compartel Projects" and the "Schools Project, together the “Projects"). The Compartel Projects were awarded to Gilat's Colombian subsidiaries in 1999 and 2002 and the School Project was awarded to Gilat's Colombian subsidiary in 2011.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

As required by the Projects' bid documents, the Group established trusts (the "Trusts") and entered into governing Trust Agreements (one for each project awarded) (collectively, the "Trust Agreements"). The Trusts were established for the purpose of holding the network equipment, processing payments to subcontractors, and holding the funds received through the subsidy (the "Subsidy") until they are released in accordance with the terms of the Subsidy and paid to the Group. The Trusts are a mechanism to allow the Colombia government to review amounts to be paid with the Subsidy and verify that such funds are used in accordance with the transaction document of the project and the terms of the Subsidy. The Group generates revenues from the Subsidy, as well as from the use of the network that the Group operates.

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

As of December 31, 2012 and December 31, 2011, the Trusts' assets, amounted to $ 6,074 and $ 1,549, respectively. These assets are consolidated within the financial statements of the Company and are classified as "Restricted cash held by trustees" and "Other current assets".

As of December 31, 2012 and 2011, the Trusts' liabilities, mainly classified as "Short-term advances from customers, held by trustees" are consolidated within the financial statements of the Company and amounted to $ 4,448 and $ 1,555, respectively.

d.	Cash and cash equivalents:

Cash equivalents are short-term highly liquid investments that are not restricted as to withdrawals or use with maturities of three months or less at the date acquired.

e.	Short-term and long-term restricted cash:

Short-term restricted cash is primarily invested in certificates of deposit, which mature within one year. As of December 31, 2012, the vast majority of this amount was linked to the dollar. It is used as collateral for the lease of the Group's offices, performance guarantees to customers and loans, and bears weighted average interest rates of 1.13% and 1.29% as of December 31, 2012 and 2011, respectively.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Long-term restricted cash is primarily invested in certificates of deposit, which mature in more than one year. As of December 31, 2012, the vast majority of the amount is linked to the dollar. It bears annual weighted average interest rates of 2.23% and 0.47% as of December 31, 2012 and 2011, respectively. This long-term restricted cash is used as collateral for the lease of the Group's offices, a sale and lease back transaction, performance guarantees to customers and loans.

f.	Restricted cash held by trustees:

As of December 31, 2012 and 2011, short-term restricted cash held by trustees is invested in a savings bank account linked to the Colombian Peso. The restricted cash is being released based upon performance milestones as stipulated in the agreements with the government of Colombia.

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

Finished products - calculated on the basis of raw materials, direct manufacturing costs with the addition of allocable indirect manufacturing costs, using the average cost method.

h.	Investment in other companies:

The investment in these companies is stated at cost since the Group does not have the ability to exercise significant influence over operating and financial policies of the investments.

The Group's investments in other companies are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable in accordance with ASC 325, "Investments - Other". Any impairment loss is recognized in the consolidated statements of operations. As of December 31, 2012 and 2011, the investment in these companies was nil.

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

k.	Intangible assets:

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

Years

Technology	7.9
Customer relationships	7
Marketing rights and patents	12.3
Backlog	1.1

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

As for the impairment loss related to Wavestream's technology recorded in 2012, see note 1e.

Regarding the Company's accounting policy for impairment of intangible assets see note 2m.

l.	Goodwill:

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

As for the goodwill impairment loss recorded in 2012 and 2011, see note 1e and note 6.

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

As for the impairment loss related to Wavestream's technology recorded in 2012, see note 1e and note 5.

In 2011 and 2010, no impairment losses were identified.

n.	Contingencies

The Company is currently involved in various claims and legal proceedings. The Company reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss.

o.	Revenue recognition:

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

The Company adopted this standard as of the beginning of fiscal 2011 on a prospective basis for new and materially modified transaction originating after January 1, 2011.

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

Selling and marketing expenses include shipping expenses in the amounts of $ 4,496, $ 2,863 and $ 3,945 for the years ended December 31, 2012, 2011 and 2010, respectively.

Advertising costs are expensed as incurred. Advertising expenses amounted to $ 1,011, $ 1,252 and $ 859 for the years ended December 31, 2012, 2011 and 2010, respectively.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q.	Warranty costs:

Generally, the Group provides product warranties for periods between twelve to eighteen months at no extra charge. A provision is recorded for estimated warranty costs based on the Group's experience. Warranty expenses for the years ended December 31, 2012, 2011 and 2010 were immaterial.

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

Research and development grants deducted from research and development expenses amounted to $ 3,055, $ 3,375 and $ 3,249 in 2012, 2011 and 2010, respectively.

t.	Accounting for stock-based compensation:

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

The Group accounts for equity instruments issued to third party service providers (non-employees) in accordance with the fair value based on an option-pricing model, pursuant to the guidance in ASC 505-50, "Equity-Based Payments to Non-Employees" ("ASC 505-50"). The fair value of the options granted and are unvested is revalued over the related service periods and recognized over the remaining vesting period. (See also Note 9).

u.	Income taxes:

The Group accounts for income taxes in accordance with ASC 740, "Income Taxes" ("ASC 740"). ASC 740 prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between the financial reporting and the tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Group provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value, if it is more likely than not that a portion or all of the deferred tax assets will not be realized.

The Group accounts for uncertain tax position in accordance with ASC 740-10, "Income Taxes" ("ASC 740-10")). ASC 740-10 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. ASC 740-10 utilizes a two-step approach for evaluating tax positions.

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

ASC 740-10, applies to all tax positions related to income taxes subject to ASC 740. This includes tax positions considered to be "routine" as well as those with a high degree of uncertainty. ASC 740-10 has expanded disclosure requirements, which include a tabular roll forward of the beginning and ending aggregate unrecognized tax benefits as well as specific detail related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit will significantly increase or decrease within twelve months (See also Note 12).

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

The Group also has restricted cash held by trustees, which is invested in Colombian Pesos with major banks in Colombia. As of December 31, 2012, restricted cash held by the trustees amounted to $ 1,664. The Group is entitled to receive the restricted cash held by the trustee in stages based upon operational milestones. The cash held in the trusts is reflected in the Company's balance sheet as "Restricted cash held by trustees".

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

During 2012 and 2011, the Company entered into hedging contracts, with major banks in Israel, in order to hedge portions of its anticipated NIS payroll payments. These contracts are designated as cash flow hedges. Those contracts mature at the time in which the related salary payments are paid. See also Note 2aa and Note 8.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

w.	Employee related benefits:

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

During April and May 2008 (the "transition date"), the Company amended the contracts of most of its Israeli employees so that starting on the transition date, such employees are subject to Section 14 of the Severance Pay Law, 1963 ("Section 14") for severance pay accumulated in periods of employment subsequent to the transition date. In accordance with Section 14, upon termination, the release of the contributed amounts from the fund to the employee shall relieve the Company from any further severance liability and no additional payments shall be made by the Company to the employee. As a result, the related obligation and amounts deposited on behalf of such obligation are not stated on the balance sheet, as the Company is legally released from severance obligation to employees once the amounts have been deposited, and the Company has no further legal ownership of the amounts deposited.

The carrying value for the deposited funds for the Company's employees' severance pay for employment periods prior to April and May 2008 include profits and losses accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to the Israeli Severance Pay Law or labor agreements.

Severance pay expenses for the years ended December 31, 2012, 2011 and 2010, amounted to approximately $ 2,878, $ 3,732 and $ 2,317, respectively.

401K profit sharing plans:

The Group has a number of savings plans in the United States that qualify under Section 401(k) of the Internal Revenue Code. U.S employees may contribute up to 100% of their pretax salary, but not more than statutory limits. Generally, the Group contributes one dollar for each dollar a participant contributes in this plan, in an amount of up to 3% of salary and in addition, it contributes fifty cents for each dollar a participant contributes in this plan, for an additional 3%. Matching contributions for all the plans were approximately $ 906, $ 1,230 and $ 610 for the years ended 2012, 2011 and 2010, respectively. Matching contributions are invested in proportion to each participant's voluntary contributions in the investment options provided under the plan. The plan was suspended from July 9, 2012 and reinstated on October 1, 2012.

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

The fair value of the convertible subordinated notes was determined based on management estimates that incorporate the estimated market participant expectations of future cash flow and therefore is classified as Level 3. The Company repaid the convertible subordinated notes in October 2012. As of December 31, 2011, the fair value of the Company's convertible subordinated notes was $ 13,937.

y.	Restructuring Costs:

During 2012 and 2011, the Company announced that it was implementing a cost reduction plan including the layoff of employees. The Company has accounted for the restructuring plan in accordance with ASC 420, "Exit or Disposal Cost Obligations". (see also Note 11).

z.	Net earnings (loss) per share:

Basic net earnings (loss) per share are computed based on the weighted average number of Ordinary shares outstanding during each period. Diluted net earnings (loss) per share are computed based on the weighted average number of Ordinary shares outstanding during each period, plus dilutive potential Ordinary shares considered outstanding during the period, in accordance with ASC 260, "Earning per Share" ("ASC 260") . The total weighted average number of shares related to the outstanding options and warrants excluded from the calculations of diluted net earnings (loss) per share, as they would have been anti-dilutive, was 6,833,367, 5,750,076 and 3,794,561 for the years ended December 31, 2012, 2011 and 2010, respectively.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following table sets forth the computation of basic and diluted net earnings (loss) per share:

1.	Numerator:

	Year ended December 31,
	2012	2011	2010
Numerator for basic and diluted net earnings (loss) per share -
Net income (loss) available to holders of Ordinary shares	$(23,192)	$(5,850)	$30,619

2.	Denominator (in thousands):

Denominator for basic net earnings (loss) per share -
Weighted average number of shares	41,410	40,929	40,467
Add-employee stock options and convertible subordinated notes	*) -	*) *	1,518

Denominator for diluted net earnings (loss) per share - adjusted weighted average shares assuming exercise of options	41,410	40,929	41,985

*)	Anti-dilutive.

aa.	Derivatives and hedging activities:

ASC 815, "Derivatives and Hedging" ("ASC 815"), as amended, requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income (loss). If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings. The Company uses derivatives to hedge certain cash flow foreign currency exposures in order to further reduce the Company's exposure to foreign currency risks.

The Company measured the fair value of the contracts in accordance with ASC No. 820, "Fair Value Measurement and Disclosure" ("ASC 820") at Level 2. As of December 31, 2012 the fair value of the hedging instruments was $ 1,363 which is recorded in "Other current assets" in the Company's balance sheet.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ab.	Impact of recently issued accounting pronouncements:

In July 2012, the FASB issued ASU 2012-02, "Intangible- Goodwill and Other (Topic 350): Testing Indefinite- Lived Intangible Assets for Impairment" (ASU 2012-02), which is effective for annual reporting periods. The amended guidance will allow companies to assess qualitative factors to determine if it is more likely than not that goodwill might be impaired and whether it is necessary to perform the two-step goodwill impairment test required under current accounting standards. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption permitted. The Company will consider the revised guidance for fiscal years beginning after September 15, 2012.

ac.	Reclassification:

Certain figures have been reclassified to conform to the 2012 presentation. The reclassification had no effect on previously reported net income (loss), equity or cash flows.

NOTE 3:-	INVENTORIES

a.	Inventories are comprised of the following:

	December 31,
	2012	2011

Raw materials, parts and supplies	$8,552	$11,172
Work in progress	1,404	1,267
Finished products	15,017	19,494

	$24,973	$31,933

b.	Inventory write-offs totaled $ 1,395, $ 657 and $ 1,066 in 2012, 2011 and 2010, respectively.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4:-	PROPERTY AND EQUIPMENT, NET

a.	Composition of property and equipment, grouped by major classifications, is as follows:

	December 31,
	2012	2011
Cost:

Buildings and land	$95,293	$95,001
Computers, software and electronic equipment	99,697	100,920
Equipment leased to others	79,337	78,102
Office furniture and equipment	10,589	10,360
Vehicles	605	672
Leasehold improvements	9,078	8,886

	294,599	293,941
Accumulated depreciation *)	199,872	193,015

Depreciated cost	$94,727	$100,926

*)	The accumulated depreciation of equipment leased to others as of December 31, 2012 and 2011 is $ 73,166 and $ 70,015, respectively.

b.	Depreciation expenses totaled $ 11,935, $ 12,770 and $ 11,500 in 2012, 2011 and 2010, respectively.

c.	As for pledges and securities, see also Note 13f.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5:-	INTANGIBLE ASSETS, NET

a.	Composition of intangible assets and deferred charges, grouped by major classifications, is as follows:

	December 31,
	2012	2011

Original amounts:

Technology *)	$42,504	$48,448
Customer relationships	5,092	5,092
Marketing rights and patents	3,405	3,316
Backlog	526	526
Other	3,355	3,475

	54,882	60,857
Accumulated amortization:

Technology	13,345	7,024
Customer relationships	1,594	859
Marketing rights and patents	878	669
Backlog	526	472
Other	2,548	1,906

	18,891	10,930

	$35,991	$49,927

*)	During 2012 the Company recorded an impairment loss of $ 7,948 related to Wavestream's technology (see also note 1e(.

b.	Amortization expenses amounted to $ 10,646, $ 11,351 and $ 3,294 for the years ended December 31, 2012, 2011 and 2010, respectively.

c.	Estimated amortization expenses for the following years is as follows:

Year ending December 31,

2013	$6,717
2014	6,027
2015	5,983
2016	5,839
2017	5,741
2018 and thereafter	5,684

$35,991

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6:-	GOODWILL

	December 31,
	2012	2011

Balance at the beginning of the period:
Goodwill	$107,537	$106,082
Accumulated impairment losses	(17,846)	-
	89,691	106,082
Goodwill acquired during the year	-	1,890
Goodwill adjustment *)	-	(435)
Impairment loss	(23,931)	(17,846)

Balance at the end of the period:
Goodwill	107,537	107,537
Accumulated impairment losses	(41,777)	(17,846)

	$65,760	$89,691

*)	For information regarding the goodwill adjustment, see note 1d.

NOTE 7:-	COMMITMENTS AND CONTINGENCIES

a.
On March 29, 2001, Spacenet completed a transaction for the sale and leaseback of its corporate headquarters building. The sale price of the property was approximately $ 31,500 net of certain fees and commissions. Concurrently with the sale, Spacenet entered into an operating leaseback contract for a period of fifteen years at an initial annual rent of approximately $ 3,500 plus escalation. The capital gain resulting from the sale and leaseback of $ 5,600 was deferred and is being amortized over the fifteen year term of the lease. In accordance with the lease terms, Spacenet provided a security deposit consisting of a $ 5,000 fully cash collateralized letter of credit for the benefit of the lessor which is being released over the term of the lease agreement. As of December 31, 2012, $ 1,000 remained in the restricted deposit. The lease is accounted for as an operating lease in accordance with ASC 840.

b.	Lease commitments:

Minimum lease commitments of certain subsidiaries under non-cancelable operating lease agreements with respect to premises occupied by them, at rates in effect subsequent to December 31, 2012, are as follows:

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:-	COMMITMENTS AND CONTINGENCIES (Cont.)

	Gross	Receivables	Net
Year ending December 31,	Commitments	from subleases	commitments

2013	$6,715	$1,514	$5,201
2014	6,045	621	5,424
2015	5,910	481	5,429
2016	1,918	91	1,827
2017 and after	192	-	192

	$20,780	$2,707	$18,073

Gross rent expenses and income from subleases were $ 7,586 and $ 2,222, respectively, in 2012, $ 8,021 and $ 1,600, respectively, in 2011 and $ 6,071 and $ 1,446, respectively, in 2010.

Out of the above net commitments, $ 2,350 is included as a restructuring accrual in other accounts payable and other long-term liabilities as of December 31, 2012. Some of the Group's lease agreements do not include renewal options.

c.	Commitments with respect to space segment services:

Future minimum payments due for space segment services to be rendered subsequent to December 31, 2012, are as follows:

Year ending December 31,

2013	$26,587
2014	22,307
2015	17,791
2016	8,559
2017	1,558
218 and thereafter	1,701

$78,503

Space segment services expenses totaled $ 30,441, $ 24,120 and $ 23,638 in 2012, 2011 and 2010, respectively.

d.
In 2012 and 2011, the Company's primary material purchase commitments were with inventory suppliers. The Company's material inventory purchase commitments are based on purchase orders, or on outstanding agreements with some of the Company's suppliers of inventory. As of December 31, 2012 and 2011, the Company's major outstanding inventory purchase commitments amounted to $ 20,816 and $ 22,567, respectively, all of which were orders placed or commitments made in the ordinary course of its business. As of December 31, 2012 and 2011, $ 8,339 and $ 7,324, respectively, of these orders and commitments, were from suppliers which can be considered sole or limited in number.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:-	COMMITMENTS AND CONTINGENCIES (Cont.)

e.	Legal and tax contingencies:

1.
In September 2003, Nova Mobilcom S.A. ("Mobilcom"), filed a lawsuit against Gilat do Brasil for specific performance of a Memorandum of Understandings which provided for the sale of Gilat do Brasil, and specifically the GESAC project, a government education project awarded to Gilat do Brazil, to Mobilcom for an unspecified amount. The court ruled in favor of Gilat. Nova Mobilcom filed an appeal and a motion to the State Court of Appeals to which the Group has replied and which were both rejected. In September 2012, Mobilcom filed a Special Appeal, which was refused to be admitted by the State Court of Appeals. In January 2013, Mobilcom filed an interlocutory appeal with the Superior Court of Justice. The Group does not believe that this claim has any merit and awaits publication of the court's ruling in order to verify whether Mobilcom will be permitted to appeal in order to attempt to reverse the decision in the Brazilian Higher Courts.

2.
In 2003, the Brazilian tax authority filed a claim against a subsidiary of Spacenet in Brazil, for alleged taxes due of approximately $ 4,000. In January 2004 and December 2005, the subsidiary filed its administrative defense which was denied by the first and second level courts, respectively. In September 2006, the subsidiary filed an annulment action seeking judicial cancellation of the claim. In May 2009, the subsidiary received notice of the court's first level decision which cancelled a significant part of the claim but upheld two items of the assessment. Under this decision, the subsidiary's liability was reduced to approximately $ 1,530. This decision was appealed by both the subsidiary and the tax authorities. In June 2012, the São Paulo Court of Appeals ruled against the subsidiary, which is an inactive company, accepting the claims of the tax authorities. Accordingly, as of December 31, 2012, the subsidiary faces an exposure of approximately $ 13,584 including interest, penalties, legal fees and exchange rate differences. In September 2012, the subsidiary filed an appeal to the Brazilian Superior Court of Justice and to the Supreme Court. Based on the Company’s Brazilian legal counsel's opinion, the company believes that it has reasonably possible chances of success to reverse the ruling of São Paulo Court of Appeals. The tax authorities issued a foreclosure certificate against the subsidiary and certain of its managers and representatives Based on its Brazilian legal counsel's opinion, inclusion of any additional co-obligors in the tax foreclosure certificate is barred due to statute of limitation. Accordingly, the Company believes that the foreclosure procedure legally cannot be redirected to other group entities, which have not been cited in the foreclosure certificate and, therefore, the chances that such redirection will lead to a loss recognition are remote.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:-	COMMITMENTS AND CONTINGENCIES (Cont.)

3.
In November 2009, a lawsuit was filed in the Central District Court in Israel by eight individuals and Israeli companies against the Company, all of its directors and its 20% shareholder, York Capital Management, and its affiliates. The plaintiffs claim damages based on the amounts they would have been paid had a merger agreement signed on March 31, 2008 with a consortium of buyers closed. On October 24, 2010 the Group filed its defense. The parties have completed testimony and submitted written summaries. The lawsuit, seeking damages of approximately $ 12,400, is similar to the lawsuit and motion for its approval as a class action proceeding previously filed by the same group of Israeli shareholders in October 2008. The October 2008 lawsuit and motion were withdrawn by the plaintiffs in July 2009 at the recommendation of the Court, which questioned the basis for the lawsuit. The Company and its independent legal counsel believe the claims are completely without merit, and that the lawsuit is without legal basis. The Company intends to use all legal means necessary to protect and defend the Company and its directors. The parties currently await the ruling of the court.

4.
In November 2012, Network Acceleration Technologies, LLC, or NAT, filed a complaint against one of the Company's subsidiaries for patent infringement in the United States District Court for the District of Delaware. The complaint alleges that some of their products and services infringe a US patent purportedly owned by NAT.  NAT seeks monetary damages, costs and attorneys' fees and injunction relief.  The Company disputes NAT's allegations and intends to vigorously defend itself in this matter. The lawsuit is in its preliminary stage, therefore, based on the Company's legal counsel's opinion, as of the date hereof, management believes it is not feasible to determine the potential exposure to the Company as a result of this lawsuit.

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

6.
The Group has accrued $ 8,070 and $ 10,728 as of December 31, 2012 and 2011, respectively, for the expected implications of such legal and tax contingencies. These accruals are comprised of $ 7,122 and $ 9,649 of tax related accruals and $ 949 and $ 1,079 of legal and other accruals as of December 31, 2012 and 2011, respectively. The accruals related to tax contingencies have been assessed by the Group's management based on the advice of outside legal and tax advisers. The total estimated exposure for the aforementioned tax related accruals is $ 26,102 and $ 29,726 as of December 31, 2012 and 2011, respectively. The estimated exposure for legal and other related accruals is $ 2,269 and $ 4,450 as of December 31, 2012 and 2011, respectively.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:-	COMMITMENTS AND CONTINGENCIES (Cont.)

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

f.	Pledges and securities - see Notes 10 and 13f.

g.	Guarantees:

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

As of December 31, 2012, the aggregate amount of bank guarantees outstanding in order to secure the Group's various performance obligations was $ 11,582, including an aggregate of $ 5,695 on behalf of the subsidiary in Peru. The Group has $ 917 of restricted cash as collateral for these guarantees.

In order to guarantee the Group's performance obligations for its activities in Colombia, the Group secured insurance from a Colombian insurance company. The Group has provided the insurance company with various corporate guarantees, guaranteeing the Group's performance and its employee salary and benefit costs of approximately $ 46,000 and $ 10,700, respectively.

In addition, the Group has provided bank guarantees of $ 1,164 for certain leases throughout the world. The Group has restricted cash of $ 1,099 as collateral for these guarantees. The Group also provided other guarantees of $ 2,925 as of December 31, 2012, with $ 1,194 restricted cash as collateral for these guarantees.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:-	COMMITMENTS AND CONTINGENCIES (Cont.)

In accordance with ASC 460, "Guarantees" ("ASC 460"), as the guarantees above are performance guarantees for the Group's own performance, such guarantees are excluded from the scope of ASC 460. The Group has not recorded any liability for such amounts, since the Group expects that its performance will be acceptable. To date, no guarantees have ever been exercised against the Group.

NOTE 8:-	HEDGING INSTRUMENTS

To protect against changes in value of forecasted foreign currency cash flows resulting from salaries and other payments that are denominated in NIS, the Company has entered into foreign currency forward contracts. These contracts are designated as cash flows hedges, as defined by ASC 815, as amended, and are considered highly effective as hedges of these expenses.

During the years ended December 31, 2012, 2011 and 2010, the Company recognized net income (loss) of $ (723), $ (146) and $ 1,023, respectively, related to the effective portion of its hedging instruments. The effective portion of the hedged instruments has been included as an offset (addition) of payroll expenses and other operating expenses in the statement of operations.

The ineffective portion of the hedged instrument amounted to $ (25), $ (8) and $ 6 during the years ended December 31, 2012, 2011 and 2010, respectively and has been recorded as financial income (loss).

In accordance with ASC 820, foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments. As of December 31, 2012 and 2011, the fair value of the hedging instruments in the Company's balance sheet constitute an asset of approximately $ 1,363 and a liability of approximately $ 799, respectively.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:-	EQUITY

a.	Share capital:

Ordinary shares confer upon their holders voting rights, the right to receive cash dividends and the right to share in excess assets upon liquidation of the Company.

b.	Stock Option Plans:

Description of Plans

The Company has four stock option plans, the 1995 and the 2003 Stock Option and Incentive Plans and the 2005 and 2008 Stock Incentive Plans (the "Plans"). The 1995 Plan expired and there are no options outstanding under this plan. Under the 2003 Plan, options may be granted to employees, officers, directors and consultants of the Company.

As of December 31, 2012, an aggregate of 419,120 shares of the Company are still available for future grants under the 2003 Plan.

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

The 2005 plan expired in 2012 although there are still options and RSU's outstanding under the plan.

In October 2008, the compensation stock option committee of the Company's Board of Directors approved the adoption of a new plan, the 2008 Plan with 1,000,000 shares or stock options available for grant and a sub-plan to enable qualified optionees certain tax benefits under the Israeli Income Tax Ordinance. Among the incentives that may be adopted are share options, performance share awards, performance share unit awards, restricted shares, restricted share unit awards and other stock-based awards. In October 2010 and April 2012 the Company's Board of Directors approved an increase in the number of shares or stock options available for grant under the 2008 Plan for an aggregate of 3,000,000 shares to a total of 4,000,000 shares available for future grants. As of December 31, 2012, an aggregate of 356,190 shares of the Company are still available for future grants under the 2008 Plan.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:-	EQUITY (Cont.)

Options granted under the Plans above generally vest quarterly over two to four years. The options expire six, seven or ten years from the date of grant. RSUs granted under the Plans above (excluding the 2003 plan) vest quarterly or annually over four years. Any options or RSUs, which are forfeited or canceled before expiration, become available for future grants.

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

Options granted to Employees and Non-employees

The fair value of the Company's stock options granted to employees for the years ended December 31, 2012, 2011 and 2010 was estimated using the following weighted average assumptions:

	Year ended December 31,
	2012	2011	2010

Risk free interest	0.68%	0.99%	1.70%
Dividend yields	0%	0%	0%
Volatility	45%	44%	45%
Expected term (in years)	5	5	4.75

The fair value of the Company's stock options granted to non-employees for the year ended December 31, 2010 was estimated using the following weighted average assumptions: risk free interest of 3.16%, dividend yield of 0%, volatility of 48% and expected term of 7 years.

No options were granted to non-employees during the year ended December 31, 2011. The fair value of the Company's stock options granted to non-employees for the year ended December 31, 2012 was estimated using the following weighted average assumptions: risk free interest of 0.79%, dividend yield of 0%, volatility of 45% and expected term of 6.0 years.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	EQUITY (Cont.)

A summary of employee option balances under the Plans as of December 31, 2012 and changes during the year ended December 31, 2012 are as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value (in thousands)

Outstanding at January 1, 2012	4,996,438	$5.5	4.0	$28
Granted	1,150,000	$3.4
Exercised	(56,000)	$4.1
Expired	(8,938)	$77.6
Forfeited	(201,702)	$5.7

Outstanding at December 31, 2012	5,879,798	$5.0	3.6	$3,831

Exercisable at December 31, 2012	4,150,546	$5.6	2.8	$1,008

Vested and expected to vest at December 31, 2012	5,742,704	$5.0	3.6	$3,580

A summary of employee option balances under the Plans as of December 31, 2011 and 2010 and changes during the years ended on those dates are as follows:

	Year ended December 31,
	2011		2010
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Options outstanding at beginning of year	4,204,114	$6.5	4,187,555	$6.8
Granted	900,000	$4.2	60,000	$4.8
Exercised	-		(3,000)	$5.3
Expired	(37,937)	$82.1	(592)	$1,113.3
Forfeited	(69,739)	$8.2	(39,849)	$14.5

Options outstanding at end of year	4,996,438	$5.5	4,204,114	$6.5

Options exercisable at end of year	4,030,521	$5.8	3,903,132	$6.6

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	EQUITY (Cont.)

A summary of non-employee option balances under the Plans as of December 31, 2012 and changes during the year ended December 31, 2012 are as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value (in thousands)

Outstanding at January 1, 2012	365,000	$6.0	5.3	$-
Granted	20,000	$3.0
Exercised	-
Expired	-
Forfeited	(350,000)	$6.0

Outstanding at December 31, 2012	35,000	$4.1	5.1	$46

Exercisable at December 31, 2012	7,125	$5.7	4.6	$-

Vested and expected to vest at December 31, 2012	29,563	$4.2	5.1	$39

A summary of non-employee option balances under the Plans as of December 31, 2011 and 2010 and changes during the years ended on those dates are as follows:

	Year ended December 31,
	2011		2010
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Options outstanding at beginning of year	365,000	$6.0	-
Granted	-		365,000	$6.0
Exercised	-		-
Expired	-		-
Forfeited	-		-

Options outstanding at end of year	365,000	$6.0	365,000	$6.0

Options exercisable at end of year	178,188	$6.0	54,728	$6.0

The weighted-average grant-date fair value of options granted to employees during the years ended December 31, 2012, 2011 and 2010 was $ 1.36, $ 1.46 and $ 1.93, respectively. The weighted-average grant-date fair value of options granted to non-employees during the years ended December 31, 2012 and 2010 was $ 1.24 and $ 2.82, respectively. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing stock price on the last trading day of the year 2012 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2012. These amounts change based on the fair market value of the Company's stock. Total intrinsic value of options exercised for the years ended December 31, 2012, 2011 and 2010 was approximately $ 65, nil and 1, respectively.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	EQUITY (Cont.)

Total grant-date fair value of options and RSUs granted to employees that vested during the years ended December 31, 2012, 2011 and 2010 was approximately $ 1,867, $ 1,713 and $ 1,444, respectively.

Total grant-date fair value of options and RSUs granted to consultants that vested during the years ended December 31, 2012, 2011 and 2010 was approximately $ 134, $ 371 and $ 179, respectively.

The outstanding and exercisable options granted to employees under the Company's Stock Option Plans as of December 31, 2012, have been separated into ranges of exercise price as follows:

					Weighted
	Options	Weighted		Options	average
	outstanding	average	Weighted	exercisable	exercise
Ranges of	as of	remaining	Average	as of	price of
Exercise	December 31,	contractual	Exercise	December 31,	exercisable
Price	2012	life (years)	Price	2012	options

$ 3.00 - 4.30	1,950,000	4.5	$3.5	601,750	$4.0
$ 4.54 - 6.77	3,784,898	3.2	$5.6	3,403,896	$5.7
$ 7.48 - 9.20	144,900	1.8	$7.8	144,900	$7.8

	5,879,798	3.6	$5.0	4,150,546	$5.6

The outstanding and exercisable options granted to non-employees under the Company's Stock Option Plans as of December 31, 2012, have been separated into ranges of exercise price as follows:

Ranges of Exercise Price	Options Outstanding as of December 31, 2012	Weighted average remaining contractual life (years)	Weighted Average Exercise Price	Options exercisable as of December 31, 2012	Weighted average exercise price of exercisable options

$ 3.00 - 5.65	35,000	5.1	$4.1	7,125	$5.7

Restricted Share Units ("RSUs") granted to Employees and Non-employees

The fair value of RSUs is estimated based on the market value of the Company's stock on the date of the award.

During 2012, 2011 and 2010, the Company granted 1,112,500, 132,000 and 597,000 RSUs, respectively. The entitlement to these RSUs vests over a four-year period (15%, 25%, 30% and 30% each year, respectively) in quarterly or in annual trenches. The following table summarizes information regarding the number of RSUs issued and outstanding as of December 31, 2012, 2011 and 2010 and changes during the years ended on those dates:

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	EQUITY (Cont.)

Employees:

	Year ended December 31,
	2012		2011		2010
	Number of RSUs	Weighted average grant date fair value	Number of RSUs	Weighted average grant date fair value	Number of RSUs	Weighted average grant date fair value

RSUs outstanding at the beginning of the year	846,147	$4.2	1,326,433	$3.8	1,225,025	$3.2
Granted	1,112,500	$3.9	132,000	$4.2	567,000	$5.5
Vested	(445,731)	$3.4	(473,973)	$3.3	(417,029)	$2.9
Forfeited	(164,464)	$5.1	(138,313)	$4.0	(48,563)	$2.7

RSUs outstanding at the end of the year	1,348,452	$4.1	846,147	$4.2	1,326,433	$3.8

Non-employees:

	Year ended December 31,
	2012		2011		2010
	Number of RSUs	Weighted average grant date fair value	Number of RSUs	Weighted average grant date fair value	Number of RSUs	Weighted average grant date fair value

RSUs outstanding at the beginning of the year	32,250	$4.7	42,000	$4.5	17,000	$2.7
Granted	-		-		30,000	$5.2
Vested	(13,000)	$4.0	(9,750)	$3.6	(5,000)	$2.7
Forfeited	-		-		-

RSUs outstanding at the end of the year	19,250	$5.2	32,250	$4.7	42,000	$4.5

Additional Stock-based Compensation Data

As of December 31, 2012, there was approximately $ 7,394 of unrecognized compensation costs related to non-vested stock-based compensation arrangements granted to employees under the Plans and approximately $ 75 of unrecognized compensation costs related to non-vested stock-based compensation arrangements granted to non-employees under the Plans. The cost related to employees is expected to be recognized over a weighted-average period of 1.70 years and the cost related to non-employees is expected to be recognized over the weighted-average period of 1.84 years.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	EQUITY (Cont.)

c.
In October 2011, the Company approved the grant of 400,000 stock options to its incoming Chief Executive Officer ("CEO") (such service commenced on January 1, 2012) at an exercise price of $ 3.88 per share. These options vest over a four-year period (15%, 25%, 30% and 30% each year, respectively) in quarterly trenches. The fair value of these options was estimated at $ 580, using the Black-Scholes option-pricing valuation model which is expected to be recognized over a weighted-average period of 2.38 years. This grant is included in the above tables related to employees.

d.
In December 2011, the Company approved the grant of 500,000 stock options to its Chairman of the Board of Directors and then CEO )as of January 1, 2012 he ceased to be CEO( and the other members of the Board of Directors at an exercise price of $ 4.5425 per share. These options vest ratably, each quarter, over a three-year period. The fair value of these options was estimated at $ 656, using the Black-Scholes option-pricing valuation model which is expected to be recognized over a weighted-average period of 1.42 years. These grants are included in the above tables as employee grants. Three directors who were granted 150,000 stock options as part of the above grants were replaced as directors in December 2012, and their unvested options were forfeited.

e.
In December 2012, the Company approved the grant of 150,000 stock options to three new directors (out of which 100,000 stock options were granted to FIMI IV 2007 LTD, a shareholder in the Company, in connection with director services provided by two new directors) at an exercise price of $ 5.31 per share. These options vest ratably, each quarter, over a three year period. The fair value of these options was estimated at $ 299, using the Black-Scholes option-pricing valuation model which is expected to be recognized over a weighted-average period of 1.63 years. These grants are included in the above tables as employee grants.

f.	Dividends:

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

2.	Pursuant to the terms of a credit line from a bank (see also Note 13), the Company is restricted from paying cash dividends to its shareholders without initial approval from the bank.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-	CONVERTIBLE SUBORDINATED NOTES

In 2003, the Company issued 4.00% Convertible Subordinated Notes due on October 2012 (the 4.00% Notes”). The remaining balance of the 4.00% Notes resulted from debt restructurings that occurred in 2003. The debt restructurings were accounted for as troubled debt restructuring on the basis of combination of types of restructuring and on the basis of modification of terms pursuant to ASC 470, "Debt" ("ASC 470") and ASC 310, "Receivables" ("ASC 310") and ASC 470-50-45-1. Accordingly, the Company recognized a gain in 2003. As part of the accounting for the troubled debt restructurings, the Company accrued to the balance of the 4.00% Notes the remaining future interest payable until maturity, presented as a separate line item in the balance sheet. Therefore, at each reporting date the liabilities include both principal and all future remaining interest payments. Consequently, though the Company paid periodical interest payments, the Company’s statement of operations did not reflect the costs of such interest payments.

The Company paid interest on the 4.00% Notes semi-annually in arrears on April 1 and October 1 of each year, beginning on April 1, 2005. The notes were convertible at the option of the holder into the Company's Ordinary shares at a conversion price of $ 17.40 per Ordinary share at any time before close of business on October 1, 2012. Since January 1, 2005, the Company could, at its option, require the conversion right to be exercised under certain circumstances. During the years ended December 2012 and 2011, $52 and $ 9, respectively, of the 4.00% Notes were converted. In addition, during 2009 the Company redeemed $ 248 of the 4.00% Notes. As of December 31, 2011, the outstanding amount of the notes was $ 14,374 and was classified as "Current maturities of long-term loans and convertible subordinated notes".

The Company repaid the total remaining principal amount at maturity in October 2012.

NOTE 11:-	RESTRUCTURING COST

During the fourth quarters of 2012 and 2011, the Company initiated restructuring plans to improve its operating efficiency at its various operating sites and to reduce its operating expenses. As a result of the restructuring plans the Company recognized $ 315 and $ 1,037 of employee contract termination costs on its statement of operations included at "Impairment of goodwill and intangible assets and restructuring costs" for the years ended December 31, 2012 and 2011, respectively. The restructuring expenses for the 2011 plan were fully paid in 2012. The Company anticipates that the total accrued restructuring expenses for the 2012 plan will be paid out in cash through fiscal year 2013.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	TAXES ON INCOME

a.	ASC 740-10:

Interest associated with uncertain tax positions are classified as financial expenses in the financial statements and penalties as general and administrative expenses.

A reconciliation of the beginning and ending amount of unrecognized tax positions is as follows:

	December 31,
	2012	2011

Balance at beginning of year	$5,792	$7,633

Decrease related to prior year tax positions, net	(1,244)	(1,841)

Balance at the end of year	$4,548	$5,792

The unrecognized tax benefits include accrued penalties and interest of $ 2,665 and $ 3,207 at December 31, 2012 and 2011, respectively. During the years ended December 31, 2012, and 2011, the Group recorded income of $ 542, and $ 861 for penalties and interest, respectively. The unrecognized tax benefits as of December 31, 2012 and 2011 would, if recognized, reduce the annual effective tax rate.

The Group does not expect a reversal of unrecognized tax benefits in the next 12 months.

The Company and its subsidiaries file income tax returns in Israel and in other jurisdictions of its subsidiaries. As of December 31, 2012, the tax returns of the Company and its main subsidiaries are open to examination by the tax authorities for the tax years 2006 through 2012.

The Israeli tax authority has started tax assessment procedure with respect to 2009 – 2010 tax returns.

b.	Corporate tax rates:

From January 1, 2012 and onwards the regular corporate tax rate in Israel increased to 25%, compared to 24% in 2011, and 25% in 2010.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	TAXES ON INCOME (Cont.)

c.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 ("the Law"):

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

Tax benefits are available under the Amendment for production facilities, which are generally required to derive more than 25% of the Company's business income from export. The Amendment states that a company must make an investment of a minimum amount in the acquisition of productive assets such as machinery and equipment. Such investment may be made over a period of no more than three years ending at the end of the year in which the company requested to have the tax benefits apply to the Beneficiary Enterprise (the "Year of Election"). A facility that is approved under the Amendment is called a "Beneficiary Enterprise".

The Company was eligible under the terms of minimum qualifying investment and elected 2005 and 2011 as the Years of Election.

The duration of tax benefits is subject to a limitation of the earlier of 7-10 years from the Commencement Year, or 12 years from the first day of the Year of Election. The period of benefits of the Benefitted Enterprise will expire in 2017 and in 2023. As of December 31, 2012, the Company did not generate income under the provisions of the Amendment.

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

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	TAXES ON INCOME (Cont.)

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

As of December 31, 2012, the Company had operating loss carry forwards for Israeli income tax purposes of approximately $ 52,000, which may be offset indefinitely against future taxable income.

The Company's U.S. subsidiaries had carryforward tax losses of approximately $ 256,000 as of December 31, 2012. Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of Internal Revenue Code of 1986 and similar state provisions. The annual limitations may result in the expiration of net operating loss before utilization. In the U.S, carryforward tax losses can be utilized within 20 years.

The Group has carryforward tax losses relating to other subsidiaries in Europe and Latin America of approximately $ 15,000 and $ 32,000, as of December 31, 2012 respectively.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	TAXES ON INCOME (Cont.)

f.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Groups' deferred tax liabilities and assets are as follows:

		December 31,
		2012	2011
1.	Provided in respect of the following:

	Carryforward tax losses	$116,087	$120,253
	Temporary differences relating to property, equipment and intangibles	7,622	7,990
	Other	13,254	14,202

	Gross deferred tax assets	136,963	142,445

	Valuation allowance	(128,417)	(131,944)

	Net deferred tax assets	8,546	10,501

	Gross deferred tax liabilities
	Temporary differences relating to property, equipment and intangibles	(10,677)	(16,091)
	Other	(525)	(724)

		$(11,202)	$(16,815)

	Net deferred tax liabilities	$(2,656)	$(6,314)

	Domestic	$-	$-

	Foreign	(2,656)	(6,314)

		$(2,656)	$(6,314)
2.	Deferred taxes are included in the consolidated balance sheets, as follows:

	Current assets	$62	$55

	Non-current assets	-	-

	Current liabilities	(5)	(20)

	Non-current liabilities	(2,713)	(6,349)

		$(2,656)	$(6,314)

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	TAXES ON INCOME (Cont.)

3.
As of December 31, 2012, the Group decreased the valuation allowance by approximately $ 3,527, resulting from changes in other temporary differences and from carryforward tax losses. Management currently believes that it is more likely than not that the deferred tax regarding the loss carryforwards and other temporary differences for which valuation allowance was provided will not be realized in the foreseeable future.

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

g.	Reconciling items between the statutory tax rate of the Company and the effective tax rate:

	Year ended December 31,
	2012	2011	2010
Loss before taxes, as reported in the consolidated statements of operations	$(25,054)	$(6,193)	$30,630

Statutory tax rate	25%	24%	25%

Theoretical tax expenses (income) on the above amount at the Israeli statutory tax rate	$(6,264)	$(1,486)	$7,660
Currency differences	(713)	1,673	(394)
Tax adjustment in respect of different tax rates and "Approved Enterprise" status	(3,177)	(2,647)	(568)
Changes in valuation allowance	(3,527)	(11,156)	1,784
Taxes in respect of prior years	835	(513)	(416)
Stock compensation relating to options per ASC 718	331	292	247
Changes in valuation allowance related to Capital gains	(713)	(1,428)	(10,020)
Forfeiture of carry forward tax losses	2,551	8,281	-
Wavestream goodwill impairment and earn out reversal, net	8,831	5,851	-
Nondeductible expenses related to acquisitions	-	-	1,472
Nondeductible expenses and other differences	(16)	790	246

	$(1,862)	$(343)	$11

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	TAXES ON INCOME (Cont.)

h.	Taxes on income included in the consolidated statements of operations:

	Year ended December 31,
	2012	2011	2010

Current year	$959	$612	$677
Prior years	835	(513)	(416)
Deferred income taxes	(3,656)	(442)	(250)

	$(1,862)	$(343)	$11

Domestic	$1,471	$66	$31
Foreign	(3,333)	(409)	(20)

	$(1,862)	$(343)	$11
i.	Income (loss) before taxes on income from continuing operations:

	Year ended December 31,
	2012	2011	2010

Domestic	$1,644	$4,294	$40,680
Foreign	(26,698)	(10,487)	(10,050)

	$(25,054)	$(6,193)	$30,630

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-	SUPPLEMENTARY BALANCE SHEET INFORMATION

a.	Other current assets:

	December 31,
	2012	2011

Receivables in respect of capital leases (see c below)	$4,130	$3,129
VAT receivables	2,211	2,428
Prepaid expenses	2,784	3,404
Deferred charges	8,611	7,989
Tax receivables	976	1,582
Employees	75	118
Income receivable	3,210	1,155
Advance payments to suppliers	1,300	1,268
Short term deferred taxes	62	55
Receivables from aborted merger	2,750	2,750
Hedging instruments	1,363	-
Other	1,668	1,889

	$29,140	$25,767

b.	Long-term trade receivables, receivables in respect of capital leases and other receivables:

	December 31,
	2012	2011

Long-term receivables in respect of capital leases (see c below)	$19,498	$20,127
Other receivables	283	92

	$19,781	$20,219

c.	Receivables in respect of capital and operating leases:

The Group's contracts with customers contain long-term commitments, for remaining periods ranging from one to ten years, to provide network services, equipment, installation and maintenance.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-	SUPPLEMENTARY BALANCE SHEET INFORMATION (Cont.)

The aggregate minimum future payments to be received by the Group under these contracts as of December 31, 2012, are as follows (including unearned interest income of $ 7,297):

Capital
Year ending December 31,	lease

2013	$4,130
2014	4,063
2015	3,641
2016	3,285
2017	3,207
2018 and after	12,598

$$30,924

The net investments in capital lease receivables as of December 31, 2012, are $ 23,627. Total revenue from capital and operating leases amounted to $ 4,183, $ 15,064 and $ 8,868 in the years ended December 31, 2012, 2011 and 2010, respectively.

d.	Short-term bank credit:

The following is classified by currency and interest rates:

	Weighted average interest rate
	December 31,		December 31,
	2012	2011	2012	2011
	%

In dollars	4.0	4.0	$3,517	$2,971

e.	Other current liabilities:

	December 31,
	2012	2011

Deferred revenue	$14,528	$12,129
Payroll and related employee accruals	7,049	7,613
Government authorities	3,641	2,472
Advances from customers	3,833	4,279
Provision for vacation pay	6,269	5,922
Capital lease	-	800
Hedging Instruments	-	799
Other	5,016	2,750

	$40,336	$36,764

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-	SUPPLEMENTARY BALANCE SHEET INFORMATION (Cont.)

f.	Long-term loans:

		Interest rate for			December 31,
		2012	2011		2012	2011
	Linkage	%	%	Maturity

Loans from banks:
(a)	U.S.dollar	4.77%	4.77%	2012-2022	$36,000	$40,000
(b)	U.S.dollar	PRIME + 0.25%	-	2012-2015	8,334	-
(c)	Euro	EURIBOR +2.75%	EURIBOR +2.75%	2001-2020	3,805	4,350
(d)	Euro	7.9%	7.9%	2012-2017	571	652
Other loans:	NIS		6%	2011-2012	-	69

					48,710	45,071
Less - current maturities					7,963	4,718

					$40,747	$40,353

(a)
The Company entered into a loan agreement with an Israeli bank. The loan is secured by a floating charge on the assets of the Company, and is further secured by a fixed pledge (mortgage) on the Company's real estate in Israel. In addition, there are financial covenants associated with the loan. As of December 31, 2012 the Company is in compliance with these covenants.

As part of the loan agreement, the Company also received a credit line of $ 5,200 from the bank. As of December 31, 2012, the Company used all of this credit line.

(b)
Spacenet entered into a loan agreement with an U.S. bank, the loan is secured by a floating pledge over Spacenet's assets. In addition, there are financial covenants associated with the loan. As of December 31, 2012, Spacenet is in compliance with these covenants.

(c)	A Dutch subsidiary of the Company entered into a mortgage and loan agreement with a German bank. The amount of the mortgage is collateralized by the subsidiary's facilities in Germany.

(d)	Raysat BG entered into a mortgage business loan with a Bulgarian bank. The amount of the mortgage is collateralized by Raysat BG building in Bulgaria.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-	SUPPLEMENTARY BALANCE SHEET INFORMATION (Cont.)

g.	Long-term debt maturities for loans after December 31, 2012, are as follows:

Year ending December 31,

2013	$7,963
2014	7,970
2015	6,312
2016	4,655
2017	4,642
2018 and thereafter	17,168

$48,710

Interest expenses on the long-term loans amounted to $ 2,153, $ 2,318 and $ 626 for the years ended December 31, 2012, 2011 and 2010, respectively.

h.	As for the convertible subordinated notes, see Note 10.

i.	Other long-term liabilities:

	December 31,
	2012	2011

Deferred revenue	$669	$84
Space segment	501	750
Restructuring charge (mainly termination of lease commitments)	635	811
Long-term tax accrual	4,640	6,265
Long term deferred taxes	2,713	6,349
Deferred income	4,742	7,368
Contingent consideration	151	469
Other	4,518	3,245

	$18,569	$25,341

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-	SELECTED STATEMENTS OF OPERATIONS DATA

a.	Research and development expenses, net:

	Year ended December 31,
	2012	2011	2010

Total cost	$32,296	$35,076	$22,194
Less:
Non-royalty-bearing grants	3,055	3,375	3,249

Total research and development expenses, net	$29,241	$31,701	$18,945

b.	Allowance for doubtful accounts:

	Year ended December 31,
	2012	2011	2010

Balance at beginning of year	$4,640	$5,774	$6,278
Increase during the year	1,481	2,372	647
Amounts collected	(248)	(557)	(311)
Write-off of bad debts	(1,595)	(2,949)	(840)

Balance at the end of year	$4,278	$4,640	$5,774

c.	Financial income (expenses), net:
	Year ended December 31,
	2012	2011	2010
Income:
Interest on cash equivalents, bank deposits and restricted cash	$695	$1,099	$1,072
Interest with respect to capital lease	1,474	1,115	272
Other	50	438	367

	2,219	2,652	1,711
Expenses:
Interest with respect to short-term bank credit and other	177	241	17
Interest with respect to long-term loans	2,343	2,719	924
Other	2,341	1,623	1,327

	4,861	4,583	2,268

Total financial expenses, net	$(2,642)	$(1,931)	$(557)

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-	SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)

d.	Other income:
	Year ended December 31,
	2012	2011	2010

Settlement agreements relating to the aborted Agreement and Plan of Merger	$2,727	$2,617	$13,314
Sale of an investment which previously had been written off	-	3,034	24,314
Adjustments to the fair value of the contingent consideration relating to Wavestream's acquisition	-	2,539	-
Other	2	(116)	(268)

	$2,729	$8,074	$37,360

NOTE 15:-	CUSTOMERS, GEOGRAPHIC AND SEGMENT INFORMATION

The Group applies ASC 280, "Segment Reporting" ("ASC 280"). Segments are managed separately and can be described as follows:

Commencing 2012, in accordance with the Company’s organizational changes instituted at the beginning of 2012, the Company's business is managed and reported as three separate reportable segments, comprised of the Company's newly named Commercial, Defense and Services divisions. Segment information for 2011 and 2010, was restated to conform to the new reporting segments:

•
Commercial Division provides VSAT networks, satellite communication products and associated professional services to service providers and operators worldwide, including consumer Ka-band initiatives worldwide.

•
Defense Division provides satellite communication products and solutions to defense and homeland security organizations worldwide and also includes Wavestream, which provides its products mainly to defense and homeland security organizations.

•
Service division, which includes Spacenet, provides managed network services for business, government and residential customers in North America, as well as service businesses in Peru and Colombia, which offer rural telephony and Internet access solutions.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15:-	CUSTOMERS, GEOGRAPHIC AND SEGMENT INFORMATION (Cont.)

a.	Information on the reportable segments:

1.	The measurement of the reportable operating segments is based on the same accounting principles applied in these financial statements.

2.	Financial data relating to reportable operating segments:

	Year ended December 31, 2012
	Commercial	Defense	Services	Total

Revenues	158,882	55,371	134,110	348,363
Cost of Revenues	97,310	40,998	97,055	235,363

Gross profit	61,572	14,373	37,055	113,000

R&D expenses:
Expenses incurred	19,561	12,735	-	32,296
Less - grants	2,261	794	-	3,055

	17,300	11,941	-	29,241

Selling and marketing	24,184	9,128	9,319	42,631
General and administrative	11,221	4,940	17,914	34,075
Impairment of goodwill and intangible assets and restructuring costs	219	31,975	-	32,194

Operating income (loss)	8,648	(43,611)	9,822	(25,141)
Financial expenses, net				(2,642)
Other income				2,729
Loss before taxes				(25,054)
Tax benefit				(1,862)
Net loss				(23,192)

Depreciation and amortization expenses	4,960	9,723	7,899	22,582

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15:-	CUSTOMERS, GEOGRAPHIC AND SEGMENT INFORMATION (Cont.)

	Year ended December 31, 2011
	Commercial	Defense	Services	Total

Revenues	117,185	79,252	142,764	339,201
Cost of Revenues	61,363	51,401	104,810	217,574

Gross profit	55,822	27,851	37,954	121,627

R&D expenses:
Expenses incurred	19,210	15,866	-	35,076
Less - grants	2,775	600	-	3,375

	16,435	15,266	-	31,701

Selling and marketing	22,262	10,973	13,288	46,523
General and administrative	11,666	6,348	17,991	36,005
Costs related to acquisition transactions	39	-	217	256
Impairment of goodwill and intangible assets and restructuring costs	78	18,166	1,234	19,478

Operating income (loss)	5,342	(22,902)	5,224	(12,336)
Financial expenses, net				(1,931)
Other income				8,074
Loss before taxes				(6,193)
Tax benefit				(343)
Net loss				(5,850)

Depreciation and amortization expenses	4,755	10,115	9,251	24,121

	Year ended December 31, 2010
	Commercial	Defense	Services	Total

Revenues	100,932	19,499	112,554	232,985
Cost of Revenues	47,543	11,214	94,374	153,131

Gross profit	53,389	8,285	18,180	79,854

R&D expenses:
Expenses incurred	17,981	4,213	-	22,194
Less - grants	2,816	433	-	3,249

	15,165	3,780	-	18,945

Selling and marketing	19,554	2,695	11,147	33,396
General and administrative	10,074	3,089	16,681	29,844
Costs related to acquisition transactions	-	3,842	-	3,842

Operating income (loss)	8,596	(5,121)	(9,648)	(6,173)
Financial expenses, net				(557)
Other income				37,360
Loss before taxes				30,630
Taxes on income				11
Net loss				30,619

Depreciation and amortization expenses	5,406	1,950	7,438	14,794

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15:-	CUSTOMERS, GEOGRAPHIC AND SEGMENT INFORMATION (Cont.)

b.	Revenues by geographic areas:

Following is a summary of revenues by geographic areas. Revenues attributed to geographic areas, based on the location of the end customers and in accordance with ASC 280, are as follows:

	Year ended December 31,
	2012	2011	2010

North America	$115,884	$156,326	$83,314
South America and Central America	115,190	100,457	84,388
Asia and Asia Pacific	84,482	51,554	36,350
Europe	23,906	21,126	12,693
Africa	8,901	9,738	16,240

	$348,363	$339,201	$232,985

c.	Net revenues from two major customers located in Australia and in Latin America accounted for 14% and 10% of total consolidated revenues for the year ended December 31, 2012, respectively.

During 2011 and 2010, the Group did not have any single customer or country generating revenues exceeding 10% of the Group's total revenues.

d.	The Group's long-lived assets are located as follows:

	December 31,
	2012	2011

Israel	$71,283	$73,760
Latin America	4,174	4,867
United States	9,693	12,490
Europe	9,059	9,197
Other	518	612

	$94,727	$100,926

NOTE 16:-	SUBSEQUENT EVENTS

In March 2013, Spacenet closed a financing agreement with a U.S financing company, under which it received a partially non-recourse loan of $14.7 million. The loan is secured principally by monthly stream of payments from one of Spacenet’s customers.