Form 20-F
period 2013-12-31
GILAT SATELLITE NETWORKS LTD
filed 2014-03-31
CIK 897322

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

 For the fiscal year ended December 31, 2013

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

42,125,774 Ordinary Shares, NIS 0.20 nominal value per share
(as of December 31, 2013)

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

INTRODUCTION

We are a leading global provider of broadband satellite communication and networking products and services.  We design, produce and market very small aperture terminals, or VSATs, solid-state power amplifiers, or SSPAs, block up converters, or BUCs, and low-profile antennas.  VSATs are earth-based terminals that transmit and receive broadband Internet, voice, data and video via satellite.  VSAT networks have significant advantages over wireline and wireless networks, as VSATs can provide highly reliable, cost-effective, end-to-end communications regardless of the number of sites or their geographic locations.

We have a large installed customer base and since 1989 we have shipped more than one million VSAT units to customers in approximately 90 countries on six continents. We have 21 sales and support offices worldwide, three network operations centers, or NOCs, and five R&D centers.  Our products are primarily sold to communication service providers and operators that use VSATs to serve enterprise, government and residential users or to system integrators that use our technology.  We also provide services directly to end-users in various market segments, including in certain countries in Latin America and also provide managed network services as well as installation services in Australia, over a VSAT network owned by a third party.

Starting in 2012, in accordance with the organizational changes within our company, we operate three business divisions, comprised of our Commercial, Defense and Services divisions:

•
Commercial Division - provides VSAT networks, satellite communication products and associated professional services to service providers and operators worldwide, including high throughput satellites, or HTS, initiatives worldwide.

•
Defense Division - provides satellite communication products and solutions to defense and homeland security organizations worldwide and also includes the operations of Wavestream Corporation, or Wavestream, our subsidiary, whose sales are primarily to defense and homeland security organizations.

•	Service Division – provides rural telephony and Internet access solutions services and operates these networks in Peru and Colombia.

In December 2013, we sold our Spacenet subsidiary, to SageNet for approximately $16 million, subject to certain post-closing adjustments and expenses. Through Spacenet, we previously provided managed network communications services utilizing satellite wireline and wireless networks and associated technology mainly in the United States.  Spacenet was previously accounted under the Service Division. Following its sale, Spacenet’s results are accounted as discontinued operation. The results presented in this annual report were adjusted to present Spacenet’s results in a separate line as “Discontinued Operations”.

Our ordinary shares are traded on the NASDAQ Global Select Market under the symbol “GILT” and on the Tel Aviv Stock Exchange, or the TASE.  As used in this annual report, the terms “we”, “us”, “Gilat” and “our” mean Gilat Satellite Networks Ltd. and its subsidiaries, unless otherwise indicated.

The mark "Gilat®" and the marks  "SkyAbis™," "SkyEdge®,"   "Wavestream®", "AeroStream™", "StarBand®"  and "Raysat™" and other marks appearing in this annual report on Form 20-F marked with “® “ or “™” are trademarks of our company and its subsidiaries.  Other trademarks appearing in this annual report on Form 20-F are owned by their respective holders.

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

Our consolidated financial statements appearing in this annual report are prepared in U.S. dollars and in accordance with U.S. generally accepted accounting principles, or U.S. GAAP.  All references in this annual report to “dollars” or “$” are to U.S. dollars and all references in this annual report to “NIS” are to New Israeli Shekels. The representative exchange rate between the NIS and the dollar as published by the Bank of Israel on March 27, 2014 was NIS 3.504 per $1.00.

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

TABLE OF CONTENTS

PART I		1

ITEM 1:	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	1
ITEM 2:	OFFER STATISTICS AND EXPECTED TIMETABLE	1
ITEM 3:	KEY INFORMATION	1
A.	Selected Consolidated Financial Data	1
B.	Capitalization and Indebtedness	2
C.	Reasons for the Offer and Use of Proceeds	2
D.	Risk Factors	3
ITEM 4:	INFORMATION ON THE COMPANY	22
A.	History and Development of the Company	22
B.	Business Overview	23
C.	Organizational Structure	39
D.	Property, Plants and Equipment	39
ITEM 4A:	UNRESOLVED STAFF COMMENTS	40
ITEM 5:	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	40
A.	Operating Results	40
B.	Liquidity and Capital Resources	59
C.	Research and Development	61
D.	Trend Information	62
E.	Off-Balance Sheet Arrangements	62
F.	Tabular Disclosure of Contractual Obligations	63
ITEM 6:	DIRECTORS AND SENIOR MANAGEMENT	64
A.	Directors and Senior Management	64
B.	Compensation of Directors and Officers	68
C.	Board Practices	70
D.	Employees	78
E.	Share Ownership	79
ITEM 7:	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	81
A.	Major Shareholders	81
B.	Related Party Transactions.	84
C.	Interests of Experts and Counsel.	84
ITEM 8:	FINANCIAL INFORMATION	84
ITEM 9:	THE OFFER AND LISTING	85
A.	Offer and Listing Details	85
B.	Plan of Distribution	86
C.	Markets	86
D.	Selling Shareholders	86
E.	Dilution	87
F.	Expense of the Issue	87
ITEM 10:	ADDITIONAL INFORMATION	87
A.	Share Capital	87
B.	Memorandum and Articles of Association	87
C.	Material Contracts	92
D.	Exchange Controls	92
E.	Taxation	92
F.	Dividend and Paying Agents	101
G.	Statement by Experts	101
H.	Documents on Display	101
I.	Subsidiary Information	102

PART I

ITEM 1:	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

ITEM 2:	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3:	KEY INFORMATION

A.	Selected Consolidated Financial Data

The selected consolidated statement of operations data set forth below for the years ended December 31, 2013, 2012 and 2011, and the selected consolidated balance sheet data as of December 31, 2013 and 2012 are derived from our audited consolidated financial statements that are included elsewhere in this Annual Report. These financial statements have been prepared in accordance with U.S. GAAP. The selected consolidated statement of operations data set forth below for the years ended December 31, 2010 and 2009 and the selected consolidated balance sheet data as of December 31, 2011, 2010, and 2009 are derived from our audited consolidated financial statements that are not included in this Annual Report.

The selected consolidated financial data set forth below should be read in conjunction with and is qualified entirely by reference to Item 5: “Operating and Financial Review and Prospects” and the Consolidated Financial Statements and Notes thereto included in Item 18 in this Annual Report on Form   20-F.

Statement of Operations Data for Year ended December 31,
	2013	2012	2011	2010	2009
	U.S. Dollars in thousands, except for share data

Revenues:
Products	133,554	155,691	174,313	104,113	73,970
Services	101,312	115,875	71,018	52,180	70,553
Total	234,866	271,566	245,331	156,293	144,523
Cost of revenues:
Products	86,304	96,805	93,989	47,083	42,970
Services	68,906	76,832	48,409	41,475	43,987
Total	155,210	173,637	142,398	88,558	86,957
Gross profit	79,656	97,929	102,933	67,735	57,566
Operating expenses:
Research and development, net	27,900	29,241	31,701	18,945	13,970
Selling and marketing	32,214	34,988	35,370	24,347	21,829
General and administrative	23,071	23,618	24,738	19,110	17,999
Costs related to acquisition transactions	—	—	—	3,842	—
Restructuring costs	564	315	398	—	—
Impairment of goodwill and intangible assets	—	31,879	17,846	—	—
Operating income (loss)	(4,093)	(22,112)	(7,120)	1,491	3,768
Financial income (expenses), net	(6,239)	(3,432)	(3,235)	(410)	743
Other income	—	2,729	8,074	37,360	2,396
Income (loss) before taxes on income	(10,332)	(22,815)	(2,281)	38,441	6,907
Taxes on income (tax benefit)	(755)	(1,893)	(430)	11	904

Net income (loss) from continuing operations	(9,577)	(20,922)	(1,851)	38,430	6,003
Net loss from discontinued operations	(8,320)	(2,270)	(3,999)	(7,811)	(4,125)
Net income (loss)	(17,897)	(23,192)	(5,850)	30,619	1,878

Basic net earnings (loss) per share from continuing operations	(0.23)	(0.51)	(0.04)	0.95	0.15
Basic net loss per share from discontinued operations	(0.20)	(0.05)	(0.10)	(0.19)	(0.10)
Basic net earnings (loss) per share	(0.43)	(0.56)	(0.14)	0.76	0.05

Diluted net earnings (loss) per share from continuing operations	(0.23)	(0.51)	(0.04)	0.92	0.14
Diluted net loss per share from discontinued operations	(0.20)	(0.05)	(0.10)	(0.19)	(0.10)
Diluted net earnings (loss) per share	(0.43)	(0.56)	(0.14)	0.73	0.04

Balance sheet data as of December 31 (including the assets and liabilities (short term and long term) related to Spacenet accounted as discontinued operations in this report) ,
	2013	2012	2011	2010	2009
	U.S. dollars in thousands

Working capital	77,307	108,401	62,704	78,808	164,280
Total assets. .	368,768	414,643	446,678	455,378	357,228
Short-term bank credit and current maturities	4,665	11,480	22,063	4,315	5,220
Convertible subordinated notes, net of current maturities	—	—	—	14,379	15,220
Long term loan, net of current maturities	31,251	40,747	40,353	45,202	—
Other long-term liabilities	14,505	21,848	34,786	43,832	37,297
Shareholders’ equity	226,033	241,957	260,075	264,113	232,295

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

We reported an operating loss of $4.1 million and a net loss from continuing operations of approximately $9.6 million in the year ended December 31, 2013, compared to an operating loss of $22.1 million and a net loss of $20.9 million in 2012.  Our 2013 net loss is mainly attributable to the decrease in our revenues compared to 2012.  Our 2012 net loss is primarily attributable to $31.9 million of goodwill and other intangible assets impairment charges related to our 2010 acquisition of Wavestream, as well as to certain restructuring costs. We incurred major losses in prior years and currently have an accumulated deficit of $651 million. We cannot assure you that we can operate profitably in the future. If we do not achieve profitable operations, the viability of our company will be in question and our share price will decline.

Our available cash balance may decrease in the future if we cannot generate cash from operations.

Our cash and cash equivalents as of December 31, 2013 was $58.4 million compared to $67 million as of December 31, 2012. Our positive cash flow from continuing operating activities was approximately $16.4 million and $20 million in years ended December 31, 2013 and 2012, respectively.  If we do not generate sufficient cash from operations in the future, our cash balance will decline and the unavailability of cash could have a material adverse effect on our business, operating results and financial condition.

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

In 2013 and in 2012, revenues generated from one Commercial Division customer accounted for 21% and 17% of our revenues, respectively. In December 2013, Gilat Colombia has been awarded a project valued at $99 million over approximately three and a half years as part of the Kioscos Digitales project initiated by the Colombian Ministry of Information Technologies and Communications.  In December 2013, Gilat Peru won a $30 million contract from the Peruvian government (through FITEL) for construction of a network, operation over 10 years and other related services.   See Item 4.B. – “Information on the Company – Business Overview – Services Division – overview”. If we default on any such large scale contract or if such contract is terminated, completed or reduced for any other reason, this could have an adverse impact on our operating results.

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

We may enter into acquisitions that could harm our business, results of operations and financial condition, and dilute our shareholders' equity.

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

In 2010, we completed the acquisition of RaySat Antenna Systems, or RAS, a leading provider of satcom-on-the-move antenna solutions, of RaySat BG, a Bulgarian research and development center, and of Wavestream, a provider of SSPAs and  BUCs, with high performance solutions designed for mobile and fixed satellite communication, or Satcom, systems worldwide.   We may not be able to successfully integrate the businesses or exploit the solutions that we acquired or will acquire in the future. Future acquisitions may require substantial capital resources, which may not be available to us or may require us to seek additional debt or equity financing.

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

The continued decline in or a redirection of the U.S. defense budget could result in a material decrease in our sales, results of operations and cash flows.

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

Concerns about increased deficit spending, along with continued economic challenges, continue to place pressure on the DoD budget and international customer budgets. The cuts in the DOD budget from the sequestration that was in effect in 2013 and subsequent cuts in the DoD budget for 2014, have had and may continue to result in reduced demand for our products, resulting in a reduction in our revenues, and an adverse effect on our business and results of operations. Additional cuts were proposed for the DoD budget for 2015. If the cuts in the DoD budget affect projects that include our products or if the DoD budget for 2015 is reduced, we expect that such cuts will negatively impact our results of operations and cash flows, and could potentially trigger further goodwill impairment charges.

In 2013, 2012 and 2011, Wavestream’s revenues from the sales of SSPAs to systems integrators for government contracts decreased compared to our forecast and its revenues in the prior year. Subsequently, we recorded impairment charges to goodwill and other intangible assets related to our investment in Wavestream of $31.9 million in 2012 and $17.8 million in 2011. See Item 5 – “Operating and Financial Review and Prospects– Operating Results”. In 2013, we performed an impairment test and no impairment charges were identified.

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

In December 2013, Gilat Colombia has been awarded a project valued at $99 million over approximately three and a half years as part of the Kioscos Digitales project initiated by the Colombian Ministry of Information Technologies and Communications.  In December 2013, Gilat Peru won a $30 million contract from the Peruvian government (through FITEL) for construction of a network, operation over 10 years and other related services.   See Item 4.B. – “Information on the Company – Business Overview – Services Division – overview”.

If we are unable to competitively operate within the network communications market and respond to new technologies, our business could be adversely affected.

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

If we are unable to competitively operate within the HTS satellite environment, our business could be adversely affected.

In the U.S. market, some of our competitors have launched Ka-band satellites. These actions may affect our competitiveness due to the relative lower cost of Ka-band space segment per user as well as the increased integration of the VSAT technology in the satellite solution. Due to the current nature of the HTS solution where the initial investment in ground segment gateway equipment is relatively high, ground segment equipment effectively becomes tightly coupled to the specific satellite technology.  As such, there may be circumstances where it is difficult for competitors to compete with the incumbent VSAT vendor using the particular HTS satellite. If this occurs, the market dynamics may change to favor a VSAT vendor partnering with the satellite service provider, which may decrease the number of vendors who may be able to succeed. If we are unable to forge such a partnership our business could be adversely affected.

Although we have entered the HTS market with responsive HTS VSAT technology, we expect that our penetration into that market will be gradual and our success is not assured.  In addition, our competitors, who are producing large numbers of HTS VSATs, may benefit from cost advantages.  If we are unable to reduce our HTS VSAT costs sufficiently, we may not be competitive in the international market. We also expect that competition in this industry will continue to increase.

If we lose existing contracts or orders for our products are not renewed, our ability to generate revenues will be harmed.

A significant part of our business in previous years, including in 2013, was generated from recurring customers. Accordingly, the termination or non-renewal of our contracts could have a material adverse effect on our business, financial condition and operating results.  Some of our existing contracts could be terminated due to any of the following reasons, among others:

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

If we are not able to retain our present customer base and gain new customers, our revenues will decline significantly.

If we fail to penetrate new markets and expand our business in markets other than the defense market in the U.S., our business in the U.S. will remain dependent on the defense market, a reduction of which could have a material adverse effect on our overall business.

A substantial portion of our product revenues from North America are dependent on business from the defense market, being derived directly or indirectly through contractors and system integrators from sales to government agencies, mainly the DoD, pursuant to contracts awarded under defense-related programs. Government spending under such contracts may cease or may be reduced, which would cause a negative effect on our revenues, results of operations, cash flow and financial condition. We experienced a reduction in revenues from such customers in recent years and there is no assurance that there will not be a further reduction in the future. Although we have begun to move into the avionics and international markets, we may not be successful in our plans to penetrate these markets, which are relatively new and untried for our SSPA product line and will require additional expenditures for research and development and sales and marketing.  We may also not be able to develop new technologies for those markets on a timely basis. Barriers to entry into those markets or delays in our development programs could have a material adverse effect on our business and operating results.

Our failure to obtain or maintain authorizations under the U.S. export control and trade sanctions laws and regulations could have a material adverse effect on our business.

The export of some of our satellite communication products, related technical information and services is subject to U.S. State Department, Commerce Department and Treasury Department regulations, including International Traffic in Arms Regulations, or ITAR. Under ITAR, our non US employees, including employees of our headquarters in Israel are barred from accessing certain information of our U.S. subsidiaries, unless appropriate licenses are obtained.  In addition to the U.S. export control laws and regulations applicable to us, some of our subcontractors and vendors may also be subject to U.S. export control laws and regulations. These subcontractors and vendors may be forced to flow down requirements and restrictions imposed on products and services we purchase from them. If we do not maintain our existing authorizations or obtain necessary future authorizations under the export control laws and regulations of the U.S., including by entering into technical assistance agreements to disclose technical data or provide services to foreign persons, we may be unable to export technical information or equipment to non-U.S. persons and companies, including to our own non-U.S. employees, as may be required to fulfill contracts we may enter into.

In addition, to participate in classified U.S. government programs, we would have to obtain security clearances from the DoD, for one or more of our subsidiaries that would want to participate.  Such clearance may require that we enter into a proxy agreement or another similar arrangement with the U.S. government, which would limit our ability to control the operations of the subsidiary and which may impose on us substantial administrative burdens in order to comply.  Further, if we materially violate the terms of any proxy agreement, the subsidiary holding the security clearances may be suspended or debarred from performing any government contracts, whether classified or unclassified.  If we fail to maintain or obtain the necessary authorizations under the U.S. export control laws and regulations, we may not be able to realize our market focus and our business could be materially adversely affected.

If we are unable to comply with Israel’s enhanced export control regulations our ability to export our products from Israel could be negatively impacted.

Our export of military products and related technical information is also subject to enhanced Israeli Ministry of Defense regulations regarding defense export controls and the export of “dual use” items (items that are typically sold in the commercial market but that may also be used in the defense market).  Some of our products are exempted from Israeli Ministry of Defense export control. The Israeli Ministry of Defense may change the classification of our existing commercial products or may determine that new products we develop are not exempt from Israeli Ministry of Defense export control. This would place such products subject to the Israeli Ministry of Defense export control regulations as military products or “dual use” items, which would impose on our sales process stringent constraints in relation to each sale transaction and limit our markets. If we do not maintain our existing authorizations and exemption or obtain necessary future authorizations and exemptions under the export control laws and regulations of Israel, including export licenses for the sale of our equipment and the transfer of technical information, we may be unable to export technical information or equipment outside of Israel, we may not be able to realize our market focus and our business could be materially adversely affected.

We are dependent on contracts with governments around the world for a significant portion of our revenue. These contracts may expose us to additional business risks and compliance obligations.

We have focused on expanding our business to include contracts with or for various governments and governmental agencies around the world, including U.S. federal, state, and local government agencies through contractors or systems integrators. Our contracts with international governments generally contain unfavorable termination provisions. Our governmental customers generally may unilaterally suspend us from receiving new contracts pending resolution of alleged violations of procurement laws or regulations and terminate existing contracts and audit our contract-related costs. If a termination right is exercised by a governmental customer, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Additionally, our business generated from government contracts may be materially adversely affected if:

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

We would be adversely affected if we are unable to attract and retain key personnel

Our success depends in part on key management, sales, marketing and development personnel and our continuing ability to attract and retain highly qualified personnel, especially with respect to our acquired companies. There is competition for the services of such personnel.  Recently, three key personnel of our Wavestream subsidiary, including Wavestream’s chief executive officer, have resigned from Wavestream. While we are seeking to replace them, there is no assurance that we will be successful in doing so in a timely manner. The loss of the services of key personnel, and the failure to attract highly qualified personnel in the future, may have a negative impact on our business. Moreover, our competitors may hire and gain access to the expertise of our former employees or our former employees may compete with us.

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

Our principal offices, certain of our manufacturing facilities and most of our research and development facilities are concentrated in a single location in Israel.  We also have significant facilities for research and development and manufacturing of components for our low profile antennas at a single location in Bulgaria as well as a research and development center in Moldova. Wavestream’s principal offices, research and development and engineering and manufacturing facilities are located at a single location in California and its additional research and development and engineering facility is located in Singapore. Fire, natural disaster or any other cause of material disruption in our operation in any of these locations could have a material adverse effect on our business, financial condition and operating results.

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

Our business is based mainly on our proprietary technology and related products and services. We establish and protect proprietary rights and technology used in our products by the use of patents, trade secrets, copyrights and trademarks. We also utilize non-disclosure and intellectual property assignment agreements. Because of the rapid technological changes and innovation that characterize the network communications industry, our success will depend in large part on our ability to protect and defend our intellectual property rights. Our actions to protect our proprietary rights in our VSAT and SSPAs technology and other products may be insufficient to protect our intellectual property rights and prevent others from developing products similar to our products. In addition, the laws of many foreign countries do not protect our intellectual property rights to the same extent as the laws of the U.S. or we may have failed to enter into non-disclosure and intellectual property assignment agreements with certain persons.  If we are unable to protect our intellectual property, our ability to operate our business and generate expected revenues may be harmed.

Breaches of network or information technology security, natural disasters or terrorist attacks could have an adverse effect on our business.

Breaches of network or information technology (IT) security, including unauthorized access or security breaches, inclement weather, natural or man-made disasters, earthquakes, explosions, terrorist attacks, acts of war, floods, fires, cyber attacks, computer viruses, power loss, telecommunications or equipment failures, transportation interruptions, accidents or other disruptive events or attempts to harm our systems  may cause equipment failures or disrupt our systems and operations.  In particular, both unsuccessful and successful cyber attacks on companies have increased in frequency, scope and potential harm in recent years.  Any such event result in our inability to operate our facilities, which, even if the event is for a limited period of time, may result in significant expenses and/or loss of market share to other competitors in the market for telemanagement products and invoice management solutions. While we maintain insurance coverage for some of these events, which could offset some of the losses, the potential liabilities associated with these events could exceed the insurance coverage we maintain.  A failure to protect the privacy of customer and employee confidential data against breaches of network or IT security could result in damage to our reputation. Any of these occurrences could result in a material adverse effect on our results of operations and financial condition.

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

•
price reductions by our direct competitors and by competing technologies including, for example, the introduction of HTS satellite systems by our direct competitors which could significantly drive down market prices or limit the availability of satellite capacity for use with our VSAT systems;

•	conditions in the broader market for communications products, including data networking products and computerized information access equipment and services;

•	governmental regulation or intervention affecting communications or data networking;

•	monetary instability in the countries where we operate; and

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

Unfavorable global economic conditions could have a material adverse effect on our business, operating results and financial condition

The financial and economic conditions in the countries in which we operate may cause revenues of our customers to decrease.  This may result in reductions in sales of our products and services in some markets, longer sales cycles, slower adoption of new technologies and increased price competition. In addition, weakness in the end-user market could negatively affect the cash flow of our customers who could, in turn, delay paying their obligations to us or ask us for vendor financing. This could increase our credit risk exposure and cause delays in our recognition of revenues on future sales to these customers. Specific economic trends, such as declines in the demand for telecommunications products and services, the tightening of credit markets, or weakness in corporate spending, could have a direct impact on our business. Any of these events would likely harm our business, operating results and financial condition. If global economic and market conditions do not improve, or weaken further, it may have a material adverse effect on our business, operating results and financial condition.

Our international sales expose us to changes in foreign regulations and tariffs, tax exposures, political instability and other risks inherent to international business, any of which could adversely affect our operations.

We sell and distribute our products and provide our services internationally, particularly in the U.S., Latin America, Asia, Asia Pacific, Africa and Europe. A component of our strategy is to continue and expand in international markets. Our operations can be limited or disrupted by various factors known to affect international trade. These factors include the following:

•	imposition of governmental controls, regulations and taxation which might include a government's decision to raise import tariffs or license fees in countries in which we do business;

•	government regulations that may prevent us from choosing our business partners or restrict our activities;

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

Certain of our telecommunication operations require licenses and approvals by the Israeli Ministry of Communication and the Federal Communications Commission, or FCC, in the U.S. and by regulatory bodies in other countries. In Israel and the U.S., the operation of satellite earth station facilities and VSAT systems such as ours are prohibited except under licenses issued by the Israeli Ministry of Communication and the FCC in the U.S. Our airborne products require licenses and approvals by the Federal Aviation Agency, or FAA. We must also obtain approval of the regulatory authority in each country in which we propose to provide network services or operate VSATs. The approval process in Latin America and elsewhere can often take a substantial amount of time and require substantial resources.

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

Since we operate in several countries, we are impacted by inflation, devaluation and fluctuation of various currencies. We enter into transactions with customers and suppliers in local currencies, whereas the reporting currency of our consolidated financial statements and most of the functional currency of our business is the U.S. dollar. Fluctuations in foreign currency exchange rates in countries where we operate can adversely affect the reflection of these activities in our consolidated financial statements. In addition, fluctuations in the value of our non-dollar revenues, costs, and expenses measured in dollars could materially affect our results of operations, and our balance sheet reflects non-dollar denominated assets and liabilities, which can be adversely affected by fluctuations in the currency exchange rates.
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

            Our research and development efforts associated with the development of certain of our products have been partially financed through grants from the Office of the Chief Scientist of the Israeli Ministry of Economy, or the OCS. We are subject to certain restrictions under the terms of the OCS grants. Specifically, any product incorporating technology developed with the funding provided by these grants may not be manufactured, nor may the technology which is embodied in our products be transferred outside of Israel without appropriate governmental approvals. Such approvals, if granted, may involve increased royalties payments to the OCS (for royalty-bearing programs). These restrictions do not apply to the sale or export from Israel of our products developed with this technology.

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

We are subject to new regulations related to “conflict minerals”, which could adversely impact our business.

In August 2012, based on the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Securities and Exchange Commission adopted annual disclosure and reporting requirements for those companies who use certain minerals known as “conflict minerals” mined from the Democratic Republic of Congo and adjoining countries in their products. These new requirements became effective for calendar year 2013 and annually thereafter, with initial disclosure requirements beginning in May 2014. There have been and will continue to be costs associated with complying with these disclosure requirements, including for diligence to determine the sources of conflict minerals used in our products and potentially changes to products, processes or sources of supply as a consequence of such verification activities. The implementation of these rules could adversely affect the sourcing, supply and pricing of materials used in our products. As there may be only a limited number of suppliers offering “conflict free" minerals, we cannot be sure that we will be able to obtain necessary conflict minerals from such suppliers in sufficient quantities or at competitive prices. Also, we may face reputational challenges if we determine that certain of our products contain minerals not determined to be conflict free or if we are unable to sufficiently verify the origins for all conflict minerals used in our products through the procedures we may implement.

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

Our business includes risks, only some of which are covered by our insurance. For example, in many of our satellite capacity agreements, we do not have a backup for satellite capacity, and we do not have indemnification or insurance in the event that our supplier's satellite malfunctions or data is lost. Satellites utilize highly complex technology and operate in the harsh environment of space and therefore are subject to significant operational risks while in orbit. The risks include in-orbit equipment failures, malfunctions and other kinds of problems commonly referred to as anomalies. Satellite anomalies include, for example, circuit failures, transponder failures, solar array failures, telemetry transmitter failures, battery cell and other power system failures, satellite control system failures and propulsion system failures. Liabilities in connection with our products may be covered by insurance only to a limited extent or not covered at all. In addition, we are not covered by our insurance for acts of fraud or theft. Our business, financial condition and operating results could be materially adversely affected if we incur significant costs resulting from these exposures.

Environmental laws and regulations may subject us to significant liability.

Our operations are subject to various Israeli, U.S. federal, state and local as well as certain other foreign environmental laws and regulations within the countries in which we operate relating to the discharge, storage, treatment, handling, disposal and remediation of certain materials, substances and wastes used in our operations.

New laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or the imposition of new clean-up requirements may require us to incur a significant amount of additional costs in the future and could decrease the amount of cash flow available to us for other purposes, including capital expenditures, research and development and other investments and could have a material adverse effect on our business, financial condition, results of operations, cash flows and future prospects.

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

As of March 28, 2014, FIMI Opportunity IV, L.P., FIMI Israel Opportunity IV, Limited Partnership, FIMI Opportunity V, L.P. and FIMI Israel Opportunity Five, Limited Partnership, or the FIMI Funds, and entities affiliated with the FIMI Funds beneficially own approximately 23.2% of our outstanding ordinary shares, York Capital Management, or York, and entities affiliated with York beneficially own approximately 14.2% of our outstanding ordinary shares and Itshak Sharon (Tshuva), Delek Group Ltd. and The Phoenix Holding Ltd. beneficially own approximately 6% of our outstanding ordinary shares. As a result, these shareholders may have a substantial influence over all matters that require approval by our shareholders, including the election of directors and approval of significant corporate transactions. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company that other shareholders may view as beneficial.

Future sales of our ordinary shares and the future exercise of options may cause the market price of our ordinary shares to decline and may result in a substantial dilution.

We cannot predict what effect, if any, future sales of our ordinary shares by York, the FIMI Funds and our other significant shareholders, or the availability for future sale of our ordinary shares, including shares issuable upon the exercise of our options, will have on the market price of our ordinary shares. Pursuant to a registration rights agreement with York, we filed a registration statement with the Securities and Exchange Commission originally allowing for the disposition of 8,121,651 shares by York from time to time.  In addition, in May 2011we filed a shelf registration statement with the Securities and Exchange Commission allowing for our issuance and sale of up to $50 million in ordinary shares, warrants to purchase ordinary shares or debt securities, or debt securities consisting of debentures, notes or other evidences of indebtedness. The shelf registration statement will expire in May 2014.  Sales of substantial amounts of our ordinary shares in the public market by our company or our significant shareholders, or the perception that such sales could occur, could adversely affect the market price of our ordinary shares and may make it more difficult for you to sell your ordinary shares at a time and price you deem appropriate.

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

If we are unable to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, the reliability of our financial statements may be questioned and our share price may suffer.

The Sarbanes-Oxley Act of 2002 imposes certain duties on us and on our executives and directors. To comply with this statute, we are required to document and test our internal control over financial reporting, and our independent registered public accounting firm must issue an attestation report on our internal control procedures, and our management is required to assess and issue a report concerning our internal control over financial reporting. Our efforts to comply with these requirements have resulted in increased general and administrative expenses and a diversion of management time and attention, and we expect these efforts to require the continued commitment of significant resources. We may identify material weaknesses or significant deficiencies in our assessments of our internal controls over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities, and could adversely affect our operating results, investor confidence in our reported financial information and the market price of our ordinary shares.

Risks Related to Our Location in Israel

Political and economic conditions in Israel may limit our ability to produce and sell our products. This could have a material adverse effect on our operations and business condition, harm our results of operations and adversely affect our share price.

We are incorporated under the laws of the State of Israel, where we also maintain our headquarters, manufacturing facilities and most of our research and development facilities. As a result, political, economic and military conditions affecting Israel directly influence us.  Any major hostilities involving Israel, a full or partial mobilization of the reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel could adversely affect our business, financial condition and results of operations.

Since its establishment in 1948, Israel has been involved in a number of armed conflicts with its Arab neighbors and a state of hostility, varying from time to time in intensity and degree, has continued into 2014. In recent years, there was an escalation in violence among Israel, Hamas, the Palestinian Authority and other groups. Also, since 2011, riots and uprisings in several countries in the Middle East and neighboring regions have led to severe political instability in several neighboring states and to a decline in the regional security situation. Such instability may affect the local and global economy, could negatively affect business conditions and, therefore, could adversely affect our operations. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in areas that neighbor Israel, such as Hamas in Gaza and Hezbollah in Lebanon. To date, these matters have not had any material effect on our business and results of operations; however, the regional security situation and worldwide perceptions of it are outside our control and there can be no assurance that these matters will not negatively affect us in the future.

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

As a foreign private issuer whose shares are listed on the NASDAQ Global Select Market, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements, which may not afford shareholders with the same protections that shareholders of domestic companies have. We follow Israeli law and practice instead of NASDAQ rules regarding the director nominations process and the requirement to obtain shareholder approval for the establishment or amendment of certain equity-based compensation plans and arrangements.

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

A significant number of our employees in Israel are obligated to perform annual reserve duty in the Israeli Defense Forces and may be called for active duty under emergency circumstances at any time.  If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time.  Our operations could be disrupted by a significant absence of one or more of our key employees or a significant number of other employees due to military service.  Any disruption in our operations could adversely affect our business.

Because most of our revenues are generated in U.S. dollars or are linked to the U.S. dollar while a portion of our expenses are incurred in NIS and various other currencies, our results of operations would be adversely affected if inflation in Israel and other relevant countries is not offset on a timely basis by a devaluation of the local currency against the dollar.

Most of our revenues are in dollars or are linked to the U.S. dollar, while a portion of our expenses, principally salaries and related personnel expenses, are in NIS and various other currencies, including currencies in Australia, Peru, Colombia, Brazil, Russia and Mexico. Therefore, our non-dollar costs, as expressed in U.S. dollars, are influenced by the exchange rate between the U.S. dollar and the respective currency.  We are also exposed to the risk that the rate of inflation in the countries in which we operate will exceed the rate of devaluation of the local currency in relation to the U.S. dollar or that the timing of this devaluation will lag behind inflation in such country.  This would have the effect of increasing the dollar cost of our operations.  We cannot predict any future trends in the rate of inflation in the countries in which we operate or the rate of devaluation or appreciation of the local currency in such countries against the U.S. dollar.  If the dollar cost of our operations in such countries increases, our dollar-measured results of operations will be adversely affected.  See Item 5: “Operating and Financial Review and Prospects - Impact of Inflation and Currency Fluctuations”.

You may not be able to enforce civil liabilities in the U.S. against our officers and directors.

Almost all of our executive officers and the Israeli experts named in this annual report reside outside the U.S., and a significant portion of our assets and the personal assets of most of our directors and executive officers are located outside the U.S. Therefore, it may be difficult to effect service of process upon any of these persons within the U.S. In addition, a judgment obtained in the U.S. against us, or against such individuals, including but not limited to judgments based on the civil liability provisions of the U.S. federal securities laws, may not be collectible within the U.S.

It may also be difficult to bring an original action in an Israeli court to enforce judgments based upon the U.S. federal securities laws against us and most of our directors and executive officers. Subject to particular time limitations, executory judgments of a U.S. court for liquidated damages in civil matters may be enforced by an Israeli court, provided that:

•
the judgment was obtained after due process before a court of competent jurisdiction, that recognizes and enforces similar judgments of Israeli courts, and according to the rules of private international law prevailing in Israel;

•	adequate service of process was effected and the defendant had a reasonable opportunity to be heard;

•	the judgment and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel;

•	the judgment was not obtained by fraud and does not conflict with any other valid judgment on the same matter between the same parties;

•	the judgment is no longer appealable; and

•	an action between the same parties in the same matter was not pending in any Israeli court at the time the lawsuit was instituted in the foreign court.

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

Israeli law may delay, prevent or make difficult a merger with or an acquisition of us, which could prevent a change of control and therefore depress the price of our shares.

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

We currently have non-competition clauses in the employment agreements of substantially all of our employees. The provisions of such clauses prohibit our employees, if they cease working for us, from directly competing with us or working for our competitors for a certain period of time. Israeli labor courts have required employers, seeking to enforce non-compete undertakings against former employees, to demonstrate that the competitive activities of the former employee will cause harm to one of a limited number of material interests of the employer recognized by the courts (for example, the confidentiality of certain commercial information or a company's intellectual property). In the event that any of our employees chooses to leave and work for one of our competitors, we may be unable to prevent our competitors from benefiting from the expertise of our former employee obtained from us, if we cannot demonstrate to the court that our interests as defined by case law would be harmed. Non-competition clauses may be unenforceable or enforceable only to a limited extent in other jurisdictions as well.

ITEM 4:                  INFORMATION ON THE COMPANY

A.	History and Development of the Company

We were incorporated in Israel in 1987 and are subject to the laws of the State of Israel. We are a public limited liability company under the Israeli Companies Law, 5759-1999 and operate under that law and associated legislation. Our corporate headquarters, executive offices and main research and development and engineering facilities, as well as facilities for some manufacturing and product assembly are located at Gilat House, 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva 49130, Israel. Our address in the U.S. is c/o Gilat North America LLC at 1750 Old Meadow Road, McLean, VA. Our telephone number is (972) 3-925-2000. Our web-site address is www.gilat.com. The information on our website is not incorporated by reference into this annual report.

We are a leading global provider of broadband satellite communication equipment and networking products and services. We design, produce and market VSATs, SSPAs, BUCs, and low-profile antennas. We have a large installed customer base and have shipped more than one million VSAT units to customers in approximately 90 countries on six continents.

We shipped our first generation VSAT in 1989 and since then we have been among the technological leaders in the VSAT industry.  Our continuous investment in research and development has resulted in the development of new and industry-leading products and our intellectual property portfolio includes 43 issued patents (38 U.S. and 5 foreign) relating to our VSAT and other systems as well as 15 issued patents (13 U.S. and 2 foreign) relating to our Satcom-On-The-Move antenna solutions and 12 issued patents (4 U.S. and 17 foreign) for our high power SSPAs. As of December 31, 2013, we had approximately 981 full-time employees, including approximately 270 persons engaged in research, development and engineering activities.

We have 21 sales and support offices worldwide, three network operations centers and five R&D centers.  Our products are primarily sold to communication service providers and operators that use VSATs for their customers and to government organizations and system integrators that use our technology. We provide services directly to end-users in various market sectors including in certain countries in Latin America and provide managed network services in Australia, over a VSAT network owned by a third party.

In July and August 2010, respectively, we completed the acquisition of RAS, a leading provider of Satcom-On-The-Move antenna solutions, and Raysat BG, a Bulgarian research and development center. In November 2010, we completed the acquisition of Wavestream, a provider of SSPAs and BUCs, with field-proven, high performance solutions designed for mobile and fixed satcom systems worldwide.

Former Line of Business

In December 2013, we sold our subsidiary, Spacenet Inc. or Spacenet, to SageNet of Tulsa, LLC, or SageNet, for approximately $16 million, subject to certain post-closing adjustments and expenses, yet to be resolved. Through Spacenet we previously provided managed network communications services utilizing satellite wireline and wireless networks and associated technology. Spacenet served enterprise, government, industrial small office/home office, or SOHO, and residential customers throughout North America. Spacenet provided three primary lines of service:  custom commercial grade networks for large enterprise and government customers; Connexstar networks, which are standardized commercial grade services; and StarBand services, which are typically geared towards SOHO and residential users.  Spacenet was previously accounted under the Service division. As a result of this transaction we recorded a capital loss of $1.385 million, which includes banker’s fees, legal fees and other transaction related expenses.

In 2013, 2012 and 2011, our property and equipment purchases related to our continuing operations amounted to approximately $4.1 million, $4.0 million, and $6.3 million, respectively.  These amounts do not include the reclassification of inventory to property and equipment made during 2013, 2012 and 2011 in the amount of approximately $3.8 million, $2.1 million, and $2 million, respectively.

B.	Business Overview

We are a leading provider of satellite ground segment and other network communications products and services. We design and manufacture satellite ground segment and networking communications equipment, which we sell to our customers either as network components or as complete or turnkey network solutions. The equipment that we develop includes commercial VSAT systems, defense and homeland security satcom systems, SSPAs, Bucs and low-profile antennas. Our equipment is used by satellite operators, service providers, system integrators, government and defense organizations, large corporations and enterprises. We also provide connectivity services,  Internet access and telephony, to enterprise, government and residential customers in Peru and Colombia over our own networks which are built using our own equipment. We also provide provide NOC operations and hub services in Australia, over a VSAT network owned by SingTel Optus Pty Limited, or Optus, a large telecommunication company in Australia.

In 2012, in line with our efforts to improve our business structure and organization for our target markets, we have started operating as three business divisions – Commercial Division, Defense Division (including Wavestream, which provides its products primarily to defense and homeland security organizations) and our Services Division (which is comprised of our service businesses in Peru & Colombia).

Commercial Division, providing VSAT networks, satellite communication products and associated professional services to service providers and operators worldwide, including broadband access and consumer HTS initiatives worldwide. Representative customers of Gilat’s Commercial Division include Oi in Brazil, Optus in Australia, Bharti in India, Entel in Bolivia, Nepal Telecom, Telkom in South Africa and Telefonica in Latin America. According to the latest COMSYS VSAT Report, published in 2013 by a leading satellite industry research firm - Communications Systems Limited, or COMSYS,  we are the second-largest manufacturer of VSATs to the enterprise market. We also provide industry specific solutions for cellular backhaul, business continuity and disaster recovery.

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

Services Division, comprised of our service businesses in Peru & Colombia, or Gilat Peru & Colombia, offering rural telephony and Internet access solutions and operating these networks through our subsidiaries there. These services are primarily telephony, Internet access and data services for rural areas under projects that are subsidized by governmental entities. In Peru we also provide Internet and data services to public institutions and to the private sector, generally awarded by means of public bids.

In the year ended December 31, 2013, we derived approximately 60% of our revenues from our Commercial Division, approximately 21% from our Defense Division and approximately 19% of our revenues from our Services Division.

We have diversified revenue streams that result from both sales of equipment and services. In the year ended December 31, 2013, approximately 57% of our revenues were derived from equipment sales and 43% from services. Our enterprise service revenues are typically derived from long-term contracts of three to six years, which provide stability and visibility into future revenues. During the same period, we derived 39% of our revenues from Asia and Asia Pacific, 36% from Latin America, 11% from North America, 10% from Europe and 4% from Africa.  As of December 31, 2013, we had a backlog of $228 million for equipment and multi-year service contracts.

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

A two-way broadband satellite communications solution is comprised of the following elements:

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

Communication service providers buy equipment from ground station equipment providers, install and maintain such equipment, lease capacity from satellite operators and sell a full package of communication services to the end user. Gilat Peru & Colombia is leading communication service providers in Peru and Colombia.

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

Given the technological and implementation benefits afforded by VSAT networks, we believe that the market for VSAT products and services will continue to grow. In particular, according to a 2013 report from NSR, a leading international telecom market research and consulting firm, the number of broadband satellite sites and subscribers is expected to grow at a compounded annual growth rate, or CAGR, of 8.9% through 2022.

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

Consumer.  The consumer market consists of residential users. These users require a high-speed internet connection similar to a digital subscriber line, or DSL, or cable modem service. According to the NSR forecast in the 2013 report, North America is expected to see the biggest increase in satellite broadband access subscribers and Western Europe will be the region with one of the fastest rates of growth.

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

Our Competitive Strengths

We are a leading provider of satellite communication and networking products and services. Our competitive strengths include:

Market leadership in large and growing markets.  Since our inception, we have sold more than one million VSATs, over 3,000 low profile antennas and approximately 15,000 SSPAs to customers in approximately 90 countries. Our customer base includes a large number of satellite-based communications service providers, system integrators and operators worldwide. In addition, we are one of the largest satellite communications service providers to rural communities in Latin America.

The large installed base of our equipment also provides opportunities for new and incremental sales to existing customers. According to the last COMSYS report published in 2013, our global market share to the enterprise market is approximately 22.9% based on the number of terminals shipped, making us the second largest VSAT manufacturer in the world for this segment.

Our installed base for low profile Satcom-On-The-Move antennas provides us opportunities for new and incremental sales to existing customers. Specifically, we are focused on the DoD market and China.

We have a large installed base of SSPAs in the DoD, based on power amplifiers sold to the system integrators, who then provided a complete satellite terminal based on our equipment. Our SSPAs are widely used in the DoD, for both Ka Band and Ku Band terminals.  In addition, we gained traction during 2012 and 2013 in the avionics industry working with system integrators, including TECOM and Honeywell, providing airborne solutions to commercial airlines.

Technology leadership.  We have been at the forefront of VSAT technology and services for over 25 years and continue to be an innovator and developer of new satellite technologies. Our highly customizable VSAT technology enables us to provide our customers with a wide range of broadband, Internet, voice, data and video solutions.  Our product and operations infrastructure is capable of running hubs with greater than 99.8% availability while rolling out thousands of new VSAT site locations each month. Our SkyEdge II, state-of-the-art solution, provides high performance and excellent space segment efficiency. Our legacy product lines are known for their durability and resilience.  Our low-profile, Satcom-On-The-Move, antennas provide reliable broadband communications for defense and homeland security applications. Our state-of-the-art SSPAs provide excellent performance, even at the extreme end of temperature and environmental performance specifications. Our research, development and engineering team is comprised of approximately 270 persons, enabling us to rapidly develop new features and applications. Moreover, by directly serving end-users through our service organizations, we are able to quickly respond to changing market conditions to ensure we maintain our leadership position.

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

Diversified revenue streams and customer base.  For the year ended December 31, 2013, approximately 57% of our revenues were generated from equipment sales and 43% of our revenues were generated from services. Our equipment sales are generally independent equipment orders which often generate maintenance contracts and additional opportunities for future equipment sales. Our service sales are characterized by long-term contracts that provide a recurring revenue base. In the year ended December 31, 2013, our three business divisions, Commercial, Defense and Services, accounted for 60%, 21%, and 19% of our revenues, respectively.  In 2013, 21% of our revenues were generated from a single customer (included in our Commercial Division).

Financial position.  As of December 31, 2013, our cash balance was $86.8 million (including cash and cash equivalents, short and long term restricted cash and restricted cash held by trustees), and our debt was $35.9 million (comprised of long-term loans of $31.2 million and current maturities of long-term loans of $4.7 million).

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

Experienced management team.  Our CEO, Erez Antebi, has been with the company for over 20 years in various executive positions and leads our highly experienced executive team of satellite industry veterans.  Amiram Levinberg, our Chairman, is a co-founder of our company and was CEO until December 31, 2011.

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

Increase our presence in the Ka-band  and HTS market. Ka-band  and HTS technology is expanding to more regions in the world, and offering new opportunities for satellite broadband with much higher capacities and at lower prices to subscribers. We are focused on the Ka-band and HTS market as one of the growth drivers for our company. We have been developing a new VSAT platform based on the SkyEdge II, including a hub and remote terminals, designed to operate with new multi spot-beam satellites to deliver high-throughput service speeds and high-speed browsing using advanced web acceleration technologies.

Strengthen and expand our technology leadership. We are strengthening our technology leadership by our continued investment in research and development, with a view of expanding our product portfolio with new product offerings and new capabilities. Our flagship product, SkyEdge II-c, has cutting edge space segment utilization and performance. Our new offerings, such as SkyEdge II-c, Aries VSAT and additional new products planned to be released such as the Capricorn VSAT, enable our customers new opportunities in deploying communication networks suited to their needs.  We have developed a VSAT platform that is designed for Ka-band and multi-spot beam high throughput satellites.  In addition, we have developed modems and man-packs designed for defense and homeland security applications and we are focusing on developments for enhanced performance and capabilities of our SSPAs, and Satcom-On-The-Move antenna offerings.

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

Our Businesses in 2013

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

Our SkyEdge product family, including the SkyEdge, SkyEdge II and SkyEdge II-c products, allows us to deliver efficient, reliable and affordable broadband connectivity such as Internet, voice, data and video.

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

Our Commercial Division is headquartered in Petah Tikva, Israel and operates through 12 offices worldwide. In the year ended December 31, 2013, our Commercial Division had revenues of $141.6 million.

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

The SkyEdge II-c platform supports three VSAT types;  Aries, Gemini and Capricorn.

•
SkyEdge II-c Aries is a compact high-throughput VSAT, designed to enable high speed broadband services while meeting cost efficiencies required by residential customers and small businesses. The Aries enables fast web browsing, video streaming, IPTV, VoIP, and other bandwidth intensive services.

•
SkyEdge II-c Gemini boost the performance of the SkyEdge II-c Aries with more CPU power to address the growing demands for speeds in the growing broadband access service market. The Gemini VSAT will replace the Aries VSAT with production ramp up.

•
SkyEdge II-c Capricorn is the latest addition to the SkyEdge II-c family of high-performance satellite routers. Capricorn has been designed to deliver ultra-high-speed broadband services while satisfying the need for cost efficiencies. Capricorn is a full-featured IP router, supporting Ku/Ka/C bands with throughput of more than 200Mbps. It is suitable for high performance and high bandwidth-hungry applications such as ultra-fast web browsing, video streaming, IPTV, VoIP, cellular backhauling, and IP trunks. Capricorn comes with a full set of protocol optimization and acceleration engines built-in, including TCP and HTTP, compression and embedded caching technologies. In addition, Capricorn has an advanced application-based QoS and over-the-air AES-256 encryption for security and privacy.

All SkyEdge II-c VSATs are full-featured IP routers, eliminating the need for an external router via support of enhanced IP routing features such as DHCP, NAT/PAT and IGMP. Advanced application-based QoS guarantees the performance of real-time applications such as VoIP and video streaming, while also supporting other data applications. SkyEdge II-c VSATs also support next generation IPv6 networking.

SkyEdge II-c VSATs provides operational simplicity and reduced operational expenditures. It provides simple, Do-It-Yourself, VSAT installation that expedites deployment and reduces costs. The VSAT kit is designed with minimum assembly parts and an easy to point antenna. In addition, the Gilat Ka-band transceiver is equipped with audible indicators to assist in the fine pointing. The VSAT customer premises equipment, or CPE, includes an intuitive graphical user interface that guide the installer step by step through the installation and service activation process.

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

Service providers for the consumer  market are typically telecom operators planning to expand Internet service to the consumer markets.  While this is a new market, we have signed an agreement with SES Broadband Services, or SBBS, (formerly known as SES and before that as ASTRA2Connect) for the delivery of network equipment and Ka-band end-user terminals for their European satellite-based consumer Internet service - SES Broadband Services. The SBBS Ka service was launched in December 2012. As part of the SBBS consumer rollout, we received orders from several European Internet Service Providers, or ISPs. We have received and delivered orders for several thousand self-install CPE kits, based on our award winning Skyedge II Aries VSAT. The service allows European households to benefit from broadband satellite access, enabling internet, video and VoIP services.

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

Gilat’s RaySat products operate in Ku, Ka and X bands and are ideal for both civilian and military SatCom On-The-Move applications such as:

•	Military - strategic military advantage by supporting the transfer of real-time intelligence while on-the-move with a small, low profile, hard to track antenna;
•	Digital satellite news gathering – always on, no set up time, real-time streaming video;
•	First responders - supports vehicles’ mobility, agility and stability required for teams to be the first to reach the scene; and
•	Search and exploration teams, close-to-shore vessels etc.

The following table describes our portfolio of RaySat antennas:

Wavestream BUCs and SSPA

Wavestream, founded in 2001, designs and manufactures next generation solid-state power amplifiers for mission-critical defense and broadcast satellite communications systems. Wavestream’s innovative, patented Spatial Power advantage™ technology provides higher output power, greater reliability and lower energy usage in more compact packages than traditional amplifier solutions. Wavestream’s proven family of products meet the growing demand for greater efficiency and significant lifecycle cost reductions for satellite communications systems worldwide. Since 2005, Wavestream has built and deployed over 12,000 BUCs and SSPAs worldwide. We acquired Wavestream in November 2010.

Wavestream’s headquarters, research and development, engineering and manufacturing facilities are located in San Dimas, California, with additional research and development center in Singapore. Wavestream has 117 employees.

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

Wavestream’s customers include General Dynamics, Telecommunications Systems (TCS), L-3, Honeywell, Globecomm, Cobham and Harris.

Wavestream Products

We believe that Wavestream has established market leadership with its compact, highly efficient SSPAs with a field-proven family of Ka, Ku, X and C-band products.  Wavestream’s products are designed and tested to meet strenuous requirements for temperature, shock and vibration, as well as over the full range of frequency and temperature.

The Wavestream AeroStream™ transceiver offers unmatched efficiency and performance for challenging inflight satellite communications environments. AeroStream products meet RTCA/DO-160G, Boeing, Airbus and ARINC specifications for commercial aircraft as well as MIL-STD requirements for military aircraft. AeroStream incorporates Wavestream’s next generation Spatial Power Advantage™ technology to provide high power output with greater efficiency and reliability for airborne satellite communications applications. The AeroStream transceiver provides all necessary interfaces to work seamlessly with leading modems and Antenna Control Units (ACU) to provide a convenient turnkey solution.

Wavestream designs and manufactures RF amplifiers, BUCs and transceivers that use solid-state sources to produce high power at microwave and millimeter-wave frequencies. Our patented Spatial Power Advantage™ technology allows us to create more compact product packages that provide higher power, greater reliability and improved efficiency for any mission-critical application. The spatially power combined amplifier employs a different technique for combining the transistor outputs than traditional Monolithic Microwave Integrated Circuit, or MMIC, based amplifiers. Rather than combining in multiple steps, increasing loss and size with each combining stage, all transistor outputs are combined in a single step. Many amplifying elements synchronously amplify the input signal, and their outputs are combined in free space for very high combining efficiency.

Our patented technology allows us to create amplifiers and BUCs with high output power in more compact product packages that generate less heat, use less energy, and reduce lifecycle costs. Our products help customers meet the stringent power requirements for mission-critical communications system. We perform full factory acceptance testing on every unit we manufacture and deliver, ensuring each product has guaranteed performance over the full temperature range and over extended frequency bands. Since 2007, Wavestream has shipped over 12,000 Units across C, X, Ku and Ka spectrums.

The following diagram shows how the Spatial Combining works.

The following are pictures of some of Wavestream’s amplifiers, BUCs and transceivers:

Services Division.

Overview

Gilat Peru & Colombia

Through our operations in Peru and Colombia, we are service providers for public telephony and Internet services to rural areas there, using our hubs and VSATs equipment. In these countries, we have built the infrastructure and act as a licensed telecommunications operator (Build-and-Operate model) in subsidized government projects. Our services include operating public phones and distributing pre-paid cards and providing  internet connectivity to schools and other public entities. In addition, Gilat Peru & Colombia uses its infrastructure to provide services to enterprise, SME, SOHO and residential customers.

Gilat Peru & Colombia has local offices in Lima, Peru and Bogota, Colombia and employs 230 persons on a full-time basis.

Services and Solutions

We began to operate in Peru in 1998, with the award of our first rural telephony project called "Frontera Norte" for FITEL, with approximately 200 sites. Since then, we have participated in most rural communications projects launched by the Peruvian government and have won, either wholly or partially, seven projects. Overall, we operate almost 8,700 telephony sites in Peru, of which approximately 1,000 have Internet connectivity, and have been awarded over $45 million in government subsidies to build and operate these networks. In 2011, we won our seventh FITEL project for an additional 770 sites with subsidies of approximately $14.5 million. In addition, we have developed services for financial sector customers, such as Banco de la Nacion, utilizing our current infrastructure and providing those customers with Internet, data and telephony services. In 2012, we won an additional $9.6 million project from Banco de la Nacion to provide services for three years. Our rural network manages millions of incoming and outgoing minutes every month, serving more than six million people in rural areas. On average, deployment of the network in Peru has reduced the distance between rural phone locations from 50km to 5km. In January 2013, we were awarded a contract by the Ministry of Education in Peru to provide Internet connectivity to 2,600 schools nationwide for approximately $12.8 million.  In December 2013, we were awarded a contract from the Peruvian government (through FITEL) for the deployment and operation of a wireless transport and distribution network in the northern Amazonas region of Peru. The contract, worth $30 million, is for construction of the network, its operation for 10 years and the provision of services to 88 villages along the network’s path.

Gilat Colombia started operations in 1999 by winning the government's Compartel I project focused on rural telephony. Since then, it was awarded two additional projects with over $100 million in government subsidies in the aggregate -Rural Communitarian Telephony (TRC I and TRC II) and Telecentros.  Until March 31, 2013, Gilat Colombia operated a network of approximately 2,000 rural sites spread throughout the country, serving over four million persons. The services for those rural sites included telephony, Internet, fax and other services. Our agreements with the Ministry of Information Technology and Communications (MINTIC) in Colombia for the provision of communitarian telecomm services were renegotiated and extended several times, until they finally expired as of March 31, 2013. Additionally, in December 2011, Gilat Colombia entered into a contract with MINTIC to provide broadband Internet connectivity to over 1,676 schools throughout the country’s rural regions, which ended at December 2013. The contract’s aggregate worth, including extensions, was $26 million. In December 2013, Gilat Colombia was awarded a project valued at $99 million over approximately three and a half year period as part of the Kioscos Digitales project initiated by the MINTIC.  Gilat is to provide Internet/telephony connectivity for assimilation of educational programs in two of the six regions that cover all of Colombia.

Enterprise and Government Agencies:

We provide private network equipment and related services to selected enterprises and government agencies. These customers contract directly with Gilat Peru & Colombia for VSAT equipment and associated network services to be deployed at customer locations, typically for a contract term of three to five years. We also resell managed terrestrial connectivity equipment and services from facilities-based Local Exchange Carrier partners. One such customer is Banco de la Nacion in Peru.

Customer Support Operations

Gilat Peru & Colombia complement their services with back office support for subsidized telephony and Internet networks as well as for private Internet, data and telephony clients including a call center, network operations center, field service maintenance and a pre-paid calling card platform and distribution channels.

Our Services Division has local offices in Lima Peru and Bogota Colombia. In the year ended December 31, 2013, revenues from our Services Division were $45.1 million.

Competition

The telecommunications industry operates in a competitive market. In the equipment market, we face competition from other VSAT manufacturers, such as Hughes, ViaSat, iDirect and a few other smaller manufacturers.

We compete in some HTS markets with competitors such as ViaSat and HNS who have launched HTS satellites.  Although we have entered the HTS market with responsive  VSAT technology, our penetration into that market will be gradual and our success is not assured.  We also expect that competition in this industry will continue to increase.

Due to the nature of the HTS solution, where the VSAT technology is sometimes commercially tied to the satellite technology itself, there may be circumstances where it is difficult for competitors to compete with the incumbent VSAT vendor using the particular HTS satellite.

Our low-profile in-motion antennas compete with products from competitors such as Cobham, ERA, Panasonic, Orbit, Thinkom, Wiworld, Tracstar and L-3. This market is nascent, and not as mature as the fixed VSAT or satellite services markets.

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

Geographic Distribution of our Business

The following table sets forth our revenues from continued operations by geographic area for the periods indicated below as a percent of our total sales:

	Years Ended December 31,
	2013	2012	2011
South America and Central America	36%	43%	41%
Asia and Asia Pacific	39%	31%	21%
North America	11%	14%	25%
Europe	10%	9%	9%
Africa	4%	3%	4%
Total	100%	100%	100%

Backlog

On December 31, 2013, our backlog for equipment sales and revenues from multi-year service contracts for our products was approximately $228 million, up from approximately $99 million at year-end 2012. Backlog does not include revenues from future traffic on our rural networks, future revenues from subscribers, from our consumer operation and other cancelable agreements. Backlog is not necessarily indicative of future sales.  Many of our contracts can be terminated at the convenience of the customer.  In addition, some of our contracts may include product specifications that require us to complete additional product development.  Any inability to meet the specifications or complete the product development on time could lead to a termination of the related contract.

C.	Organizational Structure

Significant Subsidiaries	Country/State	% ownership
	of Incorporation

1. Gilat Satellite Networks (Holland) B.V.	Netherlands	100%
2. Gilat Colombia S.A. E.S.P	Colombia	100%
3. Gilat to Home Peru S.A	Peru	100%
4. Gilat do Brazil Ltda.	Brazil	100%
5. Gilat Satellite Networks (Mexico) S.A. de C.V.	Mexico	100%
6. Wavestream Corporation	Delaware	100%
7. Gilat North America LLC (former name: Raysat Antenna Systems LLC)	Delaware	100%
8. Raysat Antenna Systems Ltd.	Israel	100%
9. Gilat Australia Pty Ltd.	Australia	100%
10. Gilat Satellite Networks (Eurasia) Limited	Russia	100%
11. Gilat Satellite Networks MDC (Moldova)	Moldova	100%
12. Raysat Bulgaria EOOD	Bulgaria	100%
13. Gilat Satellite Communication Technology (Beijing) Ltd.	China	100%
Liability Company

D.	Property, Plants and Equipment

Our headquarters are located in a modern office park which we own in Petah Tikva, Israel. This facility consists of approximately 380,000 square feet, out of which approximately 214,800  square feet are currently used by us and approximately 165,200 square feet are subleased to third parties.

We have network operations centers in Australia, Peru and Colombia from which we perform network services and customer support functions.

We lease approximately 3,900 square feet of office space in McLean, Virginia for Gilat North America LLC. We own facilities on approximately 140,400 square feet of land in Backnang, Germany.  Since May, 2002, these facilities are leased to a third party.  We own approximately 13,800 square feet of research and development and rent approximately 12,600 square feet of manufacturing facilities in Sofia, Bulgaria, and rent approximately 6,500 square feet in Moldova for research and development activities.  Wavestream currently occupies approximately 32,500 square feet of facilities for office space, research and development and manufacturing in San Dimas, California under a lease which will expire on November 30, 2016 and 3,838 square feet under a lease in Singapore, which will expire on August 24, 2016.

We also maintain facilities in Brazil, Colombia, Mexico, China, Peru and Australia, along with representative offices in Pretoria (South Africa), Bangkok (Thailand), New Delhi (India), Almaty (Kazakhstan), Jakarta (Indonesia), Moscow (Russia) and small facilities in other locations throughout the world.

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

Introduction

We were incorporated in 1987 and began trading on the NASDAQ Stock Market in 1993 and on the TASE in 2004. We are a leading global provider of broadband satellite communication and networking products and services. We design, produce and market VSAT systems, defense satcom systems, SSPAs, BUCs and low-profile antennas. Our equipment is used by service providers, system integrators, government and defense organizations, large corporations and enterprises. We also provide connectivity services, Internet access and telephony, to enterprise, government and residential customers in Peru and Colombia over our own networks which are built using our own equipment. We also provide managed network services as well as installation services in Australia, over a VSAT network owned by Optus.

We have a large installed customer base and have shipped more than one million VSAT units to customers in approximately 90 countries on six continents since 1989. We have 21 sales and support offices worldwide, three NOCs and five R&D centers. Our products are primarily sold to communication service providers and operators that use VSATs to serve enterprise, government and residential users. We also provide services directly to end-users in various market sectors in the U.S. and certain countries in Latin America. Commencing in 2010, following the acquisitions of RAS and Wavestream, we develop and provide Satcom-on-the-move antenna solutions, SSPAs and BUCs, for defense and commercial broadband communications, radar and imaging.

We operate three business divisions, comprised of our Commercial, Defense and Services divisions:

•           Commercial Division – provides VSAT networks, satellite communication products and associated professional services to service providers and operators worldwide, including consumer Ka-band initiatives worldwide.

•           Defense Division - provides satellite communication products and solutions to defense and homeland security organizations worldwide and also includes the operations of Wavestream, our subsidiary, whose sales are primarily  to defense and homeland security organizations.

•           Service Division - comprised of our service businesses in Peru and Colombia, that offer rural telephony and Internet access solutions and operate these networks.

In December 2013, we sold our Spacenet subsidiary, to SageNet for approximately $16 million, subject to certain post-closing adjustments and expenses, which are yet to be resolved. Through Spacenet, we previously provided managed network communications services utilizing satellite wireline and wireless networks and associated technology mainly in the United States.  Spacenet was previously accounted under the Service Division. Following its sale, Spacenet’s results are accounted as discontinued operation.

Financial Statements in U.S. Dollars

The currency of the primary economic environment in which most of our operations are conducted is the U.S. dollar and, therefore, we use the U.S. dollar as our functional and reporting currency. Transactions and balances originally denominated in U.S. dollars are presented at their original amounts. Gains and losses arising from non-U.S. dollar transactions and balances are included in the consolidated statements of operations. The financial statements of a foreign subsidiary, whose functional currency has been determined to be its local currency, have been translated into U.S. dollars.  The assets and liabilities of this subsidiary have been translated using the exchange rates in effect at the balance sheet date. Statements of operations amounts have been translated using specific rates. The resulting translation adjustments are reported as a component of shareholders' equity in accumulated other comprehensive income (loss).

Explanation of Key Income Statement Items Significant Revenues and Expenses

Revenues

We generate revenues mainly from the sale of products and services for satellite-based communications networks. Sale of products includes mainly the sale of VSATs, hubs, SSPAs and low-profile antennas. Service revenues include access to and communication via satellites, or space segment, installation of network equipment, telephone services, internet services, consulting, on-line network monitoring, network maintenance and repair services. We sell our products primarily through our direct sales force and indirectly through resellers or system integrators. Sales consummated by our sales force and sales to resellers or system integrators are considered sales to end-users. In 2013, one customer accounted for 21% of our revenues (included in our Commercial Division). In 2012, one customer accounted for 17% of our revenues (included in our Commercial Division) and an additional customer accounted for 13% of our revenues (included in our Services Division).  In 2011, one customer accounted for 11% of our revenues (included in our Defense Division).

Costs and Operating Expenses

Cost of revenues, for both products and services, includes the cost of system design, equipment, satellite capacity, customer service, interconnection charges and third party maintenance and installation. Our research and development expenses consist of salaries, raw materials, subcontractor expenses, related depreciation costs and overhead allocated to research and development activities.

Our selling and marketing expenses consist primarily of salaries and related costs, commissions earned by sales and marketing personnel, trade show expenses, promotional expenses and overhead costs allocated to selling and marketing activities, as well as depreciation expenses and travel costs.

Our general and administrative expenses consist primarily of salaries and related costs, allocated overhead costs, office supplies and administrative costs, fees and expenses of our directors, information technology, depreciation, and professional service fees, including legal, insurance and audit fees.

Our operating results are significantly affected by, among other things, the timing of contract awards and the performance of agreements. As a result, our revenues and income (loss) may fluctuate substantially from quarter to quarter, and we believe that comparisons over longer periods of time may be more meaningful. The nature of certain of our expenses is mainly fixed or partially fixed and any fluctuation in revenues will generate a significant variation in gross profit and net income (loss)

Critical Accounting Policies and Estimates

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

Most of the activity of Gilat Colombia consists of operating subsidized projects for the governmental authority, Compartel (collectively, the Compartel Projects).  The Compartel Projects were originally awarded to our Colombian subsidiaries in 1999 and 2002 and were extended several times. Additional Compartel project that was awarded to us in 2011 was completed in December 2013 and our current Compartel project was awarded to us in 2013.

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

As of December 31, 2013 and December 31, 2012, the Trusts' assets, amounted to $3.2 million and $6.1 million, respectively. These assets are consolidated within our financial statements and are classified as "Restricted cash held by trustees" and "Other current assets". As of December 31, 2013 and 2012, the Trusts' liabilities, mainly classified as "Short-term advances from customers, held by trustees", are consolidated within our financial statements and amounted to $0 million and $ 4.45 million, respectively.

Revenues.  Revenues from product sales are recognized in accordance with Securities and Exchange Commission Staff Accounting Bulletin, or SAB No. 104, "Revenue Recognition", when delivery has occurred, persuasive evidence of an agreement exists, the vendor's fee is fixed or determinable, no further obligation exists and collectability is probable. When significant acceptance provision is included in the arrangement, revenues are deferred until the acceptance occurs. Generally, we do not grant rights of return. Service revenues are recognized ratably over the period of the contract or as services are performed, as applicable.

We adopted Accounting Standards Update (''ASU'') No. 2009-13, ''Multiple-Deliverable Revenue Arrangements'' (''ASU 2009-13'') as of the beginning of fiscal year 2011 on a prospective basis for new and materially modified transactions originating after January 1, 2011. Starting from 2011, pursuant to the guidance of ASU 2009-13, when a sales arrangement contains multiple elements, such as equipment and services, we allocate revenues to each element based on a selling price hierarchy. The selling price for a deliverable is based on its vendor specific objective evidence, or VSOE, if available, third party evidence, or TPE, if VSOE is not available, or estimated selling price, or ESP, if neither VSOE nor TPE is available. In multiple element arrangements, revenues are allocated to each separate unit of accounting for each of the deliverables using the relative selling prices of each of the deliverables in the arrangement based on the aforementioned selling price hierarchy where VSOE or TPE does not exist we establish ESP, based on our management judgment, considering internal factors such as margin objectives, pricing practices and etc.

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

Deferred revenue and advances from customers represent amounts received by our company when the criteria for revenue recognition as described above are not met and are included in "Other current liabilities" and "Other long term liabilities", as appropriate. When deferred revenue is recognized as revenue, the associated deferred costs are also recognized as cost of sales.

Cost of Revenues Generally, for equipment contracts, cost of revenues is expensed as revenues are recognized. For network service contracts, cost of revenues is expensed as revenues are recognized over the term of the contract. For maintenance contracts, cost of revenues is expensed as the maintenance cost is incurred over the term of the contract. At each balance sheet date, we evaluate our inventory balance for excess quantities and obsolescence. This evaluation includes an analysis of sales levels by product and projections of future demand. In addition, we write-off inventories that are considered obsolete. Remaining inventory balances are adjusted to the lower of cost or market value. If future demand for our old or new products or market conditions is less favorable than our projections, inventory write-offs may be required and would be reflected in cost of revenues for such period.

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

The continuing pressure on the DoD budget along with ongoing uncertainties surrounding future spending by the DoD, as well as other elements, reflected in the reduction of Wavestream’s revenues and operational results in 2012 and in 2011 compared to forecasts and previous years’ results were considered as indicators of potential impairment of Wavestream's intangible assets, property and equipment and goodwill and led us to re-evaluate the value of Wavestream’s intangible assets based on the future undiscounted cash flows expected to be generated by it. Following such valuation, we came to the conclusion that the value of Wavestream’s technology was impaired. In order to assess the amount of the impairment, we assessed the fair value of Wavestream’s technology using the discounted cash flow method. As a result, in 2012, we recorded an impairment loss related to Wavestream’s technology in the amount of approximately $ 8 million. The impairment loss was recorded as part of "Impairment of goodwill and intangible assets” in our Statement of Operations in the consolidated financial statements included in this annual report.

Future events could cause us to conclude that impairment indicators exist, especially with respect to revenues derived indirectly from DoD, and that additional intangible assets associated with our acquired businesses and our long-lived assets are impaired. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

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

In 2012 and 2011, we identified certain indicators that have affected the carrying value of the goodwill and other tangible and intangible assets of Wavestream within our Defense Division. The continuing pressure on the DoD budget along with uncertainties regarding the DoD’s future spending, as well as other elements, were reflected in the reduction of Wavestream’s revenues and operational results in  2012 and 2011compared to forecasts and previous years’ results. We performed an analysis of Wavestream’s implied carrying value in accordance with ASC 350. As a result of the impairment test, we recorded in 2012 and 2011 goodwill impairment losses of approximately $23.9 million and $17.8, respectively.  The impairment losses were recorded as part of "Impairment of goodwill and intangible assets” in our Statement of Operations in the consolidated financial statements included in this annual report.  In 2013 we performed the annual analysis of Wavestream’s implied carrying value, however no impairment losses were identified.

We estimated the fair value of Wavestream’s using the discounted cash flow method. In order to determine fair value, we rely upon generated five-year forecasts for sales and operating expenses, including capital expenditures, and assume a reasonable annual growth rate of cash flows for periods after the five-year forecast period of 4%. We developed a weighted average cost of capital, or WACC, to discount the expected future cash flows of 14.5% for 2013, 13.5% for 2012 and 12.5% for 2011.  In determining the WACC, we primarily considered factors such as the risk free rate of return, the volatility of the business relative to the market, the equity risk premium and small stock premium.

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

Accounting for Stock-Based Compensation.   We account for stock based compensation in accordance with ASC 718, "Compensation-Stock Compensation”, or ASC 718, which requires us to measure all employee stock-based compensation awards using a fair value method and recognize such expense in our consolidated financial statements. We adopted ASC 718 using the modified prospective transition method. We estimate the fair value of stock options granted using the Black-Scholes option pricing model, and the fair value of Restricted Share Units, or RSUs, based on the market stock price on the date of grant. Non-cash share-based compensation of $2.3 million was recorded in 2013. As of December 31, 2013, we had $4.9 million of total unrecognized compensation costs related to non-vested share-based awards granted under our stock option plans. That cost is expected to be recognized over a weighted average period of 1.3 years.

Discontinued Operations. Under ASC 205, "Presentation of Financial Statements - Discontinued Operation" when a component of an entity, as defined in ASC 205, has been disposed of or is classified as held for sale, the results of its operations, including the gain or loss on its  component are classified as discontinued operations and the assets and liabilities of such component are classified as assets and liabilities attributed to discontinued operations; that is, provided that the operations, assets and liabilities and cash flows of the component have been eliminated from the Company's consolidated operations and the Company will have no significant continuing involvement in the operations of the component. Subsequent to the sale of Spacenet to SageNet, Spacenet’s results are accounted as discontinued operation and appear  in this annual report in a separate line item as “Discontinued Operations”.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Revenues. Revenues for the years ended December 31, 2013 and 2012 for our three reportable segments were as follows:

	Year Ended			Year Ended
	December 31,			December 31,
	2013	2012	Percentage	2013	2012
	U.S. dollars in thousands		change	Percentage of revenues

Commercial
Equipment	85,405	101,455	(15.8)%	36.4%	37.4%
Services	56,171	57,427	(2.2)%	23.9%	21.1%
	141,576	158,882	(10.9)%	60.3%	58.5%
Defense
Equipment	41,893	51,703	(19.0)%	17.8%	19.0%
Services	6,318	3,668	72.2%	2.7%	1.4%
	48,211	55,371	(12.9)%	20.5%	20.4%
Services
Equipment	6,256	2,533	147.0%	2.7%	0.9%
Services	38,823	54,780	(29.1)%	16.5%	20.2%
	45,079	57,313	(21.3)%	19.2%	21.1%
Total
Equipment	133,554	155,691	(14.2)%	56.9%	57.3%
Services	101,312	115,875	(12.6)%	43.1%	42.7%

Total	234,866	271,566	(13.5)%	100.0%	100.0%

Revenues in 2013 decreased by approximately $36.7 million compared to 2012, representing a decrease of 13.5%. The decrease of $36.7 million was attributable to a decrease of $17.3 million, $7.2 million and $12.2 million in our Commercial, Defense and Services divisions, respectively.

In our Commercial Division, revenues decreased by approximately $17.3 million in 2013 compared to 2012. The decrease was primarily attributable to the decrease in our Latin America and Asia revenues in the amount of $14.9 million and $2.1 million, respectively. The decrease in Latin America is mainly attributable to a delay in two projects, which revenues were shifted to 2014.

In our Defense Division, revenues decreased by approximately $7.2 million in 2013 compared to 2012. The decrease is mainly attributable to the slowdown in Wavestream revenues in the first half of 2013 that resulted from the U.S. DoD sequestration and government shut down in the U.S.

In our Services Division, revenues decreased by approximately $12.2 million in 2013 compared to 2012. The decrease is mainly attributable to decreased revenues from the Compartel project in Colombia, which ended  on March 31, 2013.

We derived approximately 57% of our revenues from equipment sales and 43% from services in 2013 and in 2012.

Gross profit. The gross profit of our three reportable segments for the years ended December 31, 2013 and 2012 was as follows:

	Year Ended		Year Ended
	December 31,		December 31,
	2013	2012	2013	2012
	U.S. dollars in thousands		Percentage of revenues per segment

Commercial
Equipment	30,340	44,145	35.5%	43.5%
Services	16,270	17,427	29.0%	30.3%
	46,610	61,572	32.9%	38.8%
Defense
Equipment	9,383	13,333	22.4%	25.8%
Services	5,055	1,040	80.0%	28.4%
	14,438	14,373	29.9%	26.0%
Services
Equipment	7,527	1,408	120.3%	55.6%
Services	11,081	20,576	28.5%	37.6%
	18,608	21,984	41.3%	38.4%
Total
Equipment	47,250	58,886	35.4%	37.8%
Services	32,406	39,043	32.0%	33.7%
Total	79,656	97,929	33.9%	36.1%

Our gross profit is affected year-to-year by the mix of revenues between equipment and services (where equipment sales generally have a higher margin), the regions in which we operate, the size of our transactions and the timing in which such transactions are consummated. As such, we are subject to year-to-year fluctuation in our gross profit.

Our gross profit margin decreased to 33.9% in 2013 from 36.1% in 2012. The decrease in our gross profit margin in 2013 is attributable to the decrease in our overall sales and specifically to decreased equipment sales in 2013 compared to 2012.

In our Commercial Division, the decrease of revenues from equipment sales was significantly higher than the decrease of our revenues from services. As such, there was a decrease in our gross margin.

In our Defense Division, the increase in our gross profit margin is mainly attributable to certain international transactions which carried higher margins.

In our Services Division, the slight increase in our gross profit margin is mainly attributable to the increase in equipment sales which was offset by significant decrease in revenues generated from services.

Research and development expenses, net. Our research and development expenses are incurred by our Commercial and Defense divisions. Our research and development expenses for the years ended December 31, 2013 and 2012 were as follows:

	Year Ended			Year Ended
	December 31,			December 31,
	2013	2012	Percentage	2013	2012
	U.S. dollars in thousands		change	Percentage of revenues per segment

Commercial
Expenses incurred	18,403	19,561	(5.9)%	13.0%	12.3%
Less - grants	1,203	2,261	(46.8)%	0.8%	1.4%
	17,200	17,300	(0.6)%	12.2%	10.9%
Defense
Expenses incurred	11,088	12,735	(12.9)%	23.0%	23.0%
Less - grants	388	794	(51.1)%	0.8%	1.4%
	10,700	11,941	(10.4)%	22.2%	21.6%

Total, net	27,900	29,241	(4.6)%	14.7%	13.6%

Net research and development expenses decreased by approximately $1.3 million in 2013 compared to 2012. The decrease in research and development expenses is attributable to both Defense and Commercial Divisions. In both divisions, we continue to concentrate our efforts in the integration of and growing synergies between our research and development activities worldwide mainly following the acquisitions of Wavestream and RAS in 2010. Gross R&D expenses were reduced by approximately $2.8M, which were offset by lower OCS grants in 2013 compared to 2012 in the amount of approximately $1.5M. The reduction in OCS grants was due to a lower allocated budget by the Israeli government in 2013 compared to 2012.

Selling and marketing expenses. The selling and marketing expenses of our three reportable segments for the years ended December 31, 2013 and 2012 were as follows:

	Year Ended			Year Ended
	December 31,			December 31,
	2013	2012	Percentage	2013	2012
	U.S. dollars in thousands		change	Percentage of revenues per segment
Commercial	22,759	24,184	(5.9)%	16.1%	15.2%
Defense	8,139	9,128	(10.8)%	16.9%	16.5%
Services	1,316	1,676	(21.5)%	2.9%	2.9%
Total	32,214	34,988	(7.9)%	13.7%	12.9%

Selling and marketing expenses decreased by approximately $2.8 million in 2013, compared to 2012. Selling and marketing expenses declined in all of divisions as revenues declined in all divisions.

In our Commercial Division, the decrease in expenses of $1.4 million is mainly attributable to the decrease in variable expenses associated with the decrease in Commercial Division revenues.

 In our Defense Division, the decrease of $1 million is mainly attributable to the decrease in variable expenses associated with the decrease  in Defense Division revenues as well as the continued efforts to integrate both Wavestream and RAS. These efforts are mainly due to cost efficiencies as well as from tighter budget controls and a reduction in headcount and related expenses.

 In our Services Division, the decrease of $0.4 million is mainly attributable to lower levels of variable expenses related to lower levels of revenues, mainly in Colombia, compared to 2012.

General and administrative expenses.  The general and administrative expenses of our three reportable segments for the years ended December 31, 2013 and 2012 were as follows:

	Year Ended			Year Ended
	December 31,			December 31,
	2013	2012	Percentage	2013	2012
	U.S. dollars in thousands		change	Percentage of revenues per segment
Commercial	9,973	11,221	(11.1)%	7.0%	7.1%
Defense	7,744	4,940	56.8%	16.1%	8.9%
Services	5,354	7,457	(28.2)%	11.9%	13.0%
Total	23,071	23,618	(2.3)%	9.8%	8.7%

General and administrative expenses decreased by approximately $0.5 million in 2013 compared to 2012. The decrease is mainly attributable to our Commercial and Services Divisions, where expenses declined by $1.2 million and $2.1 million, respectively, offset by an increase of $2.8 million in our Defense Division.

In our Commercial Division, the $1.2 million decrease is attributable to our continuing efforts to reduce costs, mainly reflected in decreased salary expenses due to a decrease in our headcount and decreased rent expenses.

In our Services Division, the $2.1 million decrease is mainly attributable to our ongoing cost reduction efforts, mainly associated with decreased salary costs, legal and other professional services expenses.

In our Defense Division, the $2.8 million increase is mainly attributable to lower expenses in 2012 resulting from the reversal of certain provisions associated with the acquisition of Raysat Antennas System (RAS) in 2010 and to reduction in other professional services expenses.

Impairment of goodwill and intangible assets. The continuing pressure on the DoD budget along with uncertainties as to the DoD’s future spending, as well as other elements, reflected in the reduction of Wavestream’s revenues and operational results in 2012 and 2011 compared to the forecasts and previous years’ results, -were considered as indicators of potential impairment of Wavestream's intangible assets, property and equipment and goodwill. This led us to reduce our projections for Wavestream’s results in future years and resulted in a charge for impairment of goodwill and intangible assets. In 2012, following the performance of the two-step analysis of Wavestream’s implied carrying value in accordance with ASC 350, we recorded $31.9 million of impairment charges in goodwill and intangible assets, consisting of a $23.9 million goodwill impairment charge and a $8 million technology impairment charge. The impairment charges were recorded as part of "Impairment of goodwill and intangible assets” in our Statement of Operations in the consolidated financial statements included in this annual report. In 2013 the impairment test was performed but no impairment losses were identified.

Restructuring Costs. At the end of 2013 and 2012, we initiated restructuring plans to improve our operating efficiency at various operating sites and to reduce our operating expenses for the upcoming years. As a result of these plans we recognized expenses of $0.6 million and $0.3 million in 2013 and 2012, respectively, for employee contract termination costs and other related expenses.

Financial expenses, net.  In the year ended December 31, 2013, we had financial expenses of approximately $6.2 million compared to financial expenses of approximately $3.4 million in 2012. The increase of $2.8 million in our financial expenses is primarily attributable to changes in exchange rate between local currency and the U.S. dollar in the countries where some of our subsidiaries operate, mainly in Latin America and Australia.

Other income. In 2012, we recorded $2.7 million of other income, mainly due to a settlement agreement with a consortium of private equity investors in connection with the termination of a merger agreement entered into in 2008, or the 2008 Aborted Merger Agreement, pursuant to which we were to be acquired by the private equity investors.

Taxes on income.  Taxes on income are dependent upon where our profits are generated, such as the location and taxation of our subsidiaries as well as changes in deferred tax assets and liabilities recorded mainly as part of business combinations. Tax benefits in 2013 were approximately $0.8 million compared to tax benefits of approximately $1.9 million in 2012. The decrease in tax benefit during 2013 is mainly attributable to the decrease in deferred tax liabilities related to Wavestream’s intangible assets in 2012 due to the impairment of Wavestream’s technology.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Revenues. Revenues for the years ended December 31, 2012 and 2011 for our three reportable segments were as follows:

	Year Ended			Year Ended
	December 31,			December 31,
	2012	2011	Percentage	2012	2011
	U.S. dollars in thousands		change	Percentage of revenues

Commercial
Equipment	101,455	91,837	10.5%	37.4%	37.5%
Services	57,427	25,348	126.6%	21.1%	10.3%
	158,882	117,185	35.6%	58.5%	47.8%
Defense
Equipment	51,703	76,749	(32.6)%	19.0%	31.3%
Services	3,668	2,503	46.5%	1.4%	1.0%
	55,371	79,252	(30.1)%	20.4%	32.3%
Services
Equipment	2,533	5,727	(55.8)%	0.9%	2.3%
Services	54,780	43,167	26.9%	20.2%	17.6%
	57,313	48,894	17.2%	21.1%	19.9%
Total
Equipment	155,691	174,313	(10.7)%	57.3%	71.1%
Services	115,875	71,018	63.2%	42.7%	28.9%
Total	271,566	245,331	10.7%	100.0%	100.0%

Revenues in 2012 increased by approximately $26.2 million compared to 2011, representing an increase of 10.7%. The increase of $26.2 million was attributable to an increase of $41.7 million and $8.4 million in both our Commercial and Services Divisions, respectively, offset by a decrease of $23.9 million in our Defense division.

In our Commercial Division, revenues increased by approximately $41.7 million in 2012 compared to 2011. The increase was primarily attributable to the revenues associated with the National Broadband Networks (NBN) project in Australia, which was awarded to us in the second quarter of 2011 and whose rollout commenced at the end of 2011.

In our Services Division, revenues increased by approximately $8.4 million in 2012 compared to 2011. The increase is mainly attributable to increase in governmental subsidies related to our award of Internet broadband connectivity contract in Colombia for Schools.

In our Defense Division, revenues decreased by approximately $23.9 million in 2012 compared to 2011. The decrease is attributable to the continuing pressure and ongoing uncertainties surrounding future spending by the DoD, as well as other elements, which affected Wavestream’s revenues.

We derived approximately 57% of our revenues from equipment sales and 43% from services in 2012, compared to approximately 71% from equipment and 29% from services in 2011. The decrease in the equipment portion of our revenues in 2012 is mainly attributable to: (i) lower revenues from our Defense Division which generally derives a high percentage of its revenues from equipment sales; and (ii) higher proportion of service revenues generated by the NBN project in Australia.

Gross profit. The gross profit of our three reportable segments for the years ended December 31, 2012 and 2011 was as follows:

	Year Ended		Year Ended
	December 31,		December 31,
	2012	2011	2012	2011
	U.S. dollars in thousands		Percentage of revenues per segment

Commercial
Equipment	44,145	46,638	43.5%	50.8%
Services	17,427	9,184	30.3%	36.2%
	61,572	55,822	38.8%	47.6%
Defense
Equipment	13,333	27,523	25.8%	35.9%
Services	1,040	328	28.4%	13.1%
	14,373	27,851	26.0%	35.1%
Services
Equipment	1,408	6,163	55.6%	107.6%
Services	20,576	13,097	37.6%	30.3%
	21,984	19,260	38.4%	39.4%
Total
Equipment	58,886	80,324	37.8%	46.1%
Services	39,043	22,609	33.7%	31.8%
Total	97,929	102,933	36.1%	42.0%

Our gross profit margin decreased to 36.1% in 2012 from 42% in 2011. Our gross profit margin is affected by the regions in which we operate and the type of transactions we consummate. The decrease in our gross profit margin in 2012 is attributable mainly to a decrease in the portion of equipment sales in 2012 compared to 2011.

In our Commercial Division, the increase of revenues from equipment sales was significantly lower than the increase of our revenues from services. In addition, certain equipment transactions were characterized by lower level of profitability.

In our Services Division, the slight decrease of gross profit margin is mainly attributable to the decrease in equipment sales and the increase in services sales.

In our Defense Division, most of our revenues were derived from equipment sales. The decrease in the overall revenues in this division significantly affected our gross margin.

 Our gross profit is affected year-to-year by the mix of revenues between equipment and services, the regions in which we operate, the size of our  transactions and the timing in which such transactions are consummated. As such, we are subject to year-to-year fluctuation in our gross profit.

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

Net research and development expenses decreased by approximately $2.5 million in 2012 compared to 2011. The decrease in research and development expenses is attributable to our Defense Division.  In the Defense Division, we continued to concentrate our efforts in the integration of our research and development activities following the acquisitions of Wavestream and RAS in 2010. As our integration efforts progressed, we were able to recognize cost efficiencies and lower our expenses.

This decrease in the Defense Division research and development expenses was partially offset by an increase in our Commercial Division expenses as a result of our continued development of Ka-band technology for the consumer markets and for enhancement of our current product offerings for other commercial markets.

Selling and marketing expenses. The selling and marketing expenses of our three reportable segments for the years ended December 31, 2012 and 2011 were as follows:

	Year Ended			Year Ended
	December 31,			December 31,
	2012	2011	Percentage	2012	2011
	U.S. dollars in thousands		change	Percentage of revenues per segment
Commercial	24,184	22,262	8.6%	15.2%	19.0%
Defense	9,128	10,973	(16.8)%	16.5%	13.8%
Services	1,676	2,135	(21.5)%	2.9%	4.4%
Total	34,988	35,370	(1.1)%	12.9%	14.4%

Selling and marketing expenses decreased by approximately $0.4 million in 2012, compared to 2011. The decrease is mainly attributable to our Defense and Services divisions, offset by an increase in our Commercial Division.

In our Defense Division, the decrease is mainly attributable to our continued efforts to integrate both Wavestream and RAS. These efforts were mainly reflected in cost efficiencies as well as tighter budget controls and a reduction in headcount and related expenses.

In our Services Division, the decrease is mainly attributable to lower levels of variable expenses related to lower levels of bookings compared to 2011.

In our Commercial Division, the increase in expenses is mainly attributable to the increase in variable expenses related to the increase of the Commercial Division revenues.

General and administrative expenses.  The general and administrative expenses of our three reportable segments for the years ended December 31, 2012 and 2011 were as follows:

	Year Ended			Year Ended
	December 31,			December 31,
	2012	2011	Percentage	2012	2011
	U.S. dollars in thousands		change	Percentage of revenues per segment
Commercial	11,221	11,705	(3.8)%	7.1%	10.0%
Defense	4,940	6,348	(22.2)%	8.9%	8.0%
Services	7,457	6,685	11.5%	13.0%	13.7%
Total	23,618	24,738	(4.4)%	8.7%	10.1%

General and administrative expenses decreased by approximately $1.1 million in 2012 compared to 2011. The decrease is mainly attributable to our Defense and Commercial Divisions, where expenses declined by $1.4 and $0.4 million, respectively, offset by an increase of $0.7 million in our Services Division.

In our Defense Division, the $1.4 million decrease is mainly attributable to the organizational changes we implemented in the fourth quarter of 2011 and in the beginning of 2012. These organizational changes were associated with the continued integration of Wavestream and RAS and included reductions in headcount, rent expenses and depreciation expenses.

In our Commercial Division, the $0.4 million decrease is mainly attributable to decreased legal and other professional services expenses.

In our Services Division, the $0.7 million increase is mainly attributable to higher bad debt expenses in 2012 compared to 2011 as well as slight increase in salary expenses.

Impairment of goodwill and intangible assets. In 2012, we recorded $31.9 million of impairment charges in goodwill and intangible assets, consisting of a $23.9 million goodwill impairment charge and an $8 million technology impairment charge, both related to Wavestream. The continuing pressure on the DoD budget along with uncertainties as to the DoD’s future spending, as well as other elements, reflected in the reduction of Wavestream’s revenues and operational results in 2012 and 2011 resulted in a charge for impairment of goodwill and technology. We performed a two-step analysis of Wavestream’s implied carrying value in accordance with ASC 350.  Under step two of the impairment test, we recorded in 2012 goodwill impairment losses of approximately $23.9 million.  The impairment losses were recorded as part of "Impairment of goodwill and intangible assets” in our Statement of Operations in the consolidated financial statements included in this annual report.

In 2011, we recorded $17.8 million of impairment charges related to Wavestream.

In addition, at the end of 2012 and 2011, we initiated restructuring plans to improve our operating efficiency at various operating sites and to reduce our operating expenses for the upcoming years. As a result of this plan we recognized expenses of $0.3 million and $0.4 million in 2012 and 2011, respectively, for employee contract termination costs and other related  expenses.

Financial expenses, net.  In the year ended December 31, 2012, we had financial expenses of approximately $3.4 million compared to financial expenses of approximately $3.2 million in 2011. The increase of $0.2 million in our financial expenses is primarily attributable to changes in exchange rate between local currency and the U.S. dollar in countries where certain of our subsidiaries operate, mainly in Latin America.

Other income. In 2012, we recorded $2.7 million of other income, mainly due to a settlement agreement with a consortium of private equity investors in connection with the 2008 Aborted Merger Agreement.

Taxes on income.  Taxes on income are dependent upon where our profits are generated, such as the location and taxation of our subsidiaries as well as changes in deferred tax assets and liabilities recorded mainly as part of business combinations. Tax benefits in 2012 were approximately $1.9 million compared to tax benefits of approximately $0.4 million in 2011. The increase in the tax benefits during 2012 is mainly attributable to the decrease in deferred tax liabilities related to Wavestream’s intangible assets. The decrease in Wavestream’s deferred tax liability in 2012 was significantly higher than in 2011 due to the impairment of Wavestream’s technology. This decrease was slightly offset by a decrease in deferred tax assets as well as to other tax expenses with respect to our activities in Latin America and in Asia Pacific.

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

Conditions in Israel

We are organized under the laws of the State of Israel, where we also maintain our headquarters and manufacturing facilities and most of our research and development facilities.  See Item 3.D. “Key Information – Risk Factors – Risks Relating to Our Location in Israel” for a description of governmental, economic, fiscal, monetary or political factors that have materially affected or could materially affect our operations.

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

In 2013, the rate of inflation in Israel was 1.8% and the U.S. dollar depreciated in relation to the NIS at a rate of 7%, from NIS 3.733 per $1 on December 31, 2012 to NIS 3.471 per $1 on December 31, 2013.

In the year ended December 31, 2012, inflation in Israel was 1.6% while the U.S. dollar depreciated in relation to the NIS at a rate of 2.3%. If future inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of such devaluation lags behind increases in inflation in Israel, our results of operations may be materially adversely affected. In 2012 and 2013, in order to limit these risks, we entered into hedging contracts to cover certain of our NIS to U.S. dollar exchange rate exposures.

Regarding the changes in the value of other foreign currencies in relation to the U.S. dollar, our monetary balances that are not linked to the U.S. dollar impacted our financial expenses during 2013 and 2012. This is due to significant fluctuations in currencies in certain regions of Latin America and Australia  in which we do business. There can be no assurance that in the future our results of operations may not be materially adversely affected by other currency fluctuations.

Effective Corporate Tax Rate

The regular corporate tax rate in Israel for 2012 -2013 was 25% and was increased to 26.5% in 2014 and onwards as compared to a tax rate of 24% in 2011.

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

We have been granted “Approved Enterprise” status under the Investment Law for nine investment programs. The period of benefits for all of these programs has expired. In addition, our company chose 2005 and 2011 as the years of election in order to receive tax benefits as Benefitted Enterprise under the amendment. See “Item 10 - Additional Information - Israeli Tax Consideration”.

To the extent we become profitable for Israeli tax purposes, we may therefore be eligible for a tax exemption for a limited period on undistributed Benefitted Enterprise income, and an additional subsequent period of reduced corporate tax rates (ranging between 10% and 25%, depending on the level of foreign ownership of our shares), on such undistributed Benefitted Enterprise income. Income from sources other than the “Benefitted Enterprises” during the relevant period of benefits will be taxable at the regular corporate tax rates. As of December 31, 2013, we did not generate income under the provisions of the Investment Law.

Under an amendment to the Investment Law effective January 1, 2011, upon an irrevocable election made by the company, a uniform rate of corporate tax will apply to all qualified income of certain industrial companies, as opposed to the currently  applicable law's incentives that are limited to income from Benefitted Enterprises during their benefits period. Under the amended law, the uniform tax rates  were 10% in geographical areas in Israel designated as Development Zone A and 15% elsewhere in Israel during 2011-2012. The uniform tax rates were reduced to 7% and 12.5%, respectively to the mentioned geographic areas in 2013. The uniform tax rate for 2014 and onwards is set to 9% in areas in Israel designated as Development Zone A and 16% elsewhere in Israel. The profits of these industrial companies will be freely distributable as dividends, subject to a 20% withholding tax (or lower, under an applicable tax treaty).

Under the transitory provisions of the 2011 Legislation, we may elect whether to irrevocably implement the new law, while waiving benefits provided under the currently applicable law, or rather to keep implementing the currently applicable law during the next years. Changing from the currently applicable law to the new January 1, 2011 law is permissible at any stage.

Cash outlays for income taxes in the future might be different from tax expenses, mainly due to cash tax payments for previous years that might be triggered by tax audits in the various tax jurisdictions, deferred tax expenses (income) and payments usually made in arrears for annual taxes in profitable years.

Impact of Recently Issued Accounting Pronouncements

In February 2013, FASB issued ASU 2013-02, "Comprehensive Income (Topic 220), Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income" (ASU 2013-02), which is effective for annual and interim reporting periods beginning after December 15, 2012. This guidance requires companies to report, in one place, information about reclassifications out of accumulated other comprehensive income (AOCI). Companies are also required to present reclassifications by component when reporting changes in AOCI balances. For significant items reclassified out of AOCI to net income in their entirety in the period, companies must report the effect of the reclassifications on the respective line items in the statement where net income is presented. In certain circumstances, this can be done on the face of that statement. Otherwise, it must be presented in the notes. For items not reclassified to net income in their entirety in the period, companies must cross-reference in a note to other required disclosures.

We adopted this standard as of the beginning of fiscal year 2013. The effect of the adoption of the new standard on our financial results for the year ended December 31, 2013 resulted in additional disclosure.

 In March 2013, FASB issued ASU 2013-05, "Foreign Currency Matters (Topic 830), Parent's Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity" (ASU 2013-05), which is effective for annual reporting periods beginning after December 15, 2013. These amendments specify that a cumulative translation adjustment (CTA) should be released into earnings when an entity ceases to have a controlling financial interest in a subsidiary or group of assets within a consolidated foreign entity and the sale or transfer results in the complete or substantially complete liquidation of the foreign entity. For sales of an equity method investment that is a foreign entity, a pro rata portion of the CTA attributable to the investment would be recognized in earnings when the investment is sold. When an entity sells either a part or all of its investment in a consolidated foreign entity, the CTA would be recognized in earnings only if the sale results in the parent no longer having a controlling financial interest in the foreign entity. In addition, the CTA should be recognized in earnings in a business combination achieved in stages (i.e., a step acquisition). We are currently assessing the impact of the revised guidance for fiscal years beginning after December 15, 2013.

In February 2013, FASB issued ASU 2013-11, Income Taxes (Topic 740), Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (ASU 2013-11), which is effective for annual reporting periods beginning after December 15, 2013. These amendments specify that an entity is required to present unrecognized tax benefits as a decrease in a net operating loss, similar tax loss or tax credit carryforward if certain criteria are met. The determination of whether a deferred tax asset is available is based on the unrecognized tax benefit and the deferred tax asset that exists at the reporting date and presumes disallowance of the tax position at the reporting date. We will consider the revised guidance for fiscal years beginning after December 15, 2013.

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

As of December 31, 2013, we had cash and cash equivalents of $58.4 million, short-term and long-term restricted cash of $25.2 million and short-term restricted cash held in trustees' accounts of $ 3.2 million.  As of December 31, 2012, we had cash and cash equivalents of $ 67 million, short-term and long-term restricted cash of $ 2.3 million, short-term restricted cash held in trustees' accounts of $1.7 million and short term bank credits of $3.5 million. We believe that our working capital is sufficient for our present requirements.

As of December 31, 2013, our total debt was approximately $35.9 million, comprised of long-term loans of $31.2 million and current maturities of long-term loans of $4.7 million.

The long term loans primarily consist of a loan that was received in December 2010 in the amount of $40 million from First International Bank of Israel and bears interest of 4.77%. Under the provisions of that loan, we undertook to satisfy certain financial and other covenants. As of December 31, 2013 we are in compliance with these covenants. As of December 31, 2013, the principal outstanding balance of this loan was $32 million.

A loan that was received in May 2012 in the amount of $10 million from Silicon Valley Bank, bearing interest of Prime + 0.25%, was fully repaid during 2013.

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

The following table summarizes our cash flows for the periods presented:

	December 31,
	2013	2012	2011
	U.S. Dollars in thousands
Net cash provided by continuing operating activities	16,397	19,957	24,723
Net cash used in continuing investing activities	(30,908)	(1,597)	(3,689)
Net cash used in continuing financing activities	(16,387)	(9,974)	(1,191)

Net cash provided by (used in) discontinued operating activities	(5,996)	1,614	(16,126)
Net cash provided by (used in) discontinued investing activities	15,791	999	(4,276)
Net cash provided by discontinued financing activities	12,884	-	-
Total cash flows from discontinued operations	22,679	2,613	(20,402)

Effect of exchange rate changes on cash and cash equivalents	(325)	(262)	(448)
Net increase (decrease) in cash and cash equivalents	(8,544)	10,737	(1,007)
Cash and cash equivalents at beginning of the period	66,968	56,231	57,238
Cash and cash equivalents at end of the period	58,424	66,968	56,231

Our cash and cash equivalents decreased by approximately $8.5 million during the year ended December 31, 2013 as a result of the following:

Continuing Operation:

Operating activities. Cash provided by our continuing operating activities was approximately $16.4 million in 2013 compared to $20 million in 2012. The decrease of $3.6 million is mainly attributable to decrease in our operational results in 2013 compared to 2012 due to the decrease in our revenues. The decrease in our operational results was offset by significant increase in advance payments from customers mainly in Latin America.

Investing activities. Cash used in continuing investing activities was approximately $31 million, mainly attributable to $26.8 million that were released from restricted cash accounts and to our purchase of $4.1 million of property and equipment.

Financing activities. Cash used in continuing financing activities was approximately $16.4 million, primarily attributable to repayment of short term bank credit of $3.5 million and to repayment of long term loans of $13 million.

Discontinued Operation:

Operating activities. Cash used in our discontinued operating activities was approximately $6 million in 2013 compared to cash of approximately $1.6 million provided by discontinued operating activities in 2012. The decrease of $7.6 million is mainly attributable to decrease in operational results in 2013 compared to 2012, mainly associated with the decrease in revenues, as well as to costs related to sale of Spacenet.

Investing activities. Cash provided by discontinued investing activities was approximately $15.8 million, mainly attributable to the proceeds received from the sale of Spacenet.

Financing activities. Cash provided by discontinued financing activities was approximately $12.9 million, primarily attributable to a financing agreement Spacenet entered into with a U.S financing company in March 2013, for a partially non-recourse loan of $14.7 million.

Our cash and cash equivalents increased by approximately $10.7 million during the year ended December 31, 2012 as a result of the following:

Continuing Operation:

Operating activities. Cash provided by our continuing operating activities was approximately $20 million in 2012 compared to $24.7 million in 2011. The decrease of $4.7 million is mainly attributable to lower level of gross profit in 2012 compared to 2011 due to higher portion of revenues from services.

Investing activities. Cash used in continuing investing activities was approximately $1.6 million, mainly attributable to our purchase of $4 million of property and equipment, offset by $2.4 million that was released from restricted cash accounts.

Financing activities. Cash used in continuing financing activities was approximately $10 million, primarily attributable to repayment of convertible subordinated notes and long term loans totaling $20.8 million, offset by approximately $10 million from proceeds from long term loans.

Discontinued Operation:

Operating activities. Cash provided by our discontinued operating activities was approximately $1.6 million in 2012 compared to cash used in discontinued operating activities of approximately $16.1 million in 2011. The increase of $17.7 million is mainly attributable to significant investment in working capital in 2011 in connection with the rollout of certain capital lease transactions for Spacenet related to the gaming sector.

Investing activities. Cash provided by discontinued investing activities was approximately $1 million, mainly attributable to $1.7 million that were released from restricted cash accounts, offset by purchase of $0.7 million of property and equipment.

C.	Research and Development

We devote significant resources to research and development projects designed to enhance our VSAT, Satcom-On-The-Move antennas, SSPA and GLT-1000 modem products, to expand the applications for which they can be used and to develop new products, including expanding our VSAT portfolio with high speed And hybrid VSATs. We intend to continue to devote significant resources to complete the development of certain features, to improve functionality, including supporting higher throughput, to improve space segment utilization, and to reduce the cost of our products.

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

We devoted significant research and development resources in 2013, 2012 and 2011 to the development of our SkyEdge family of products. We develop our own network software and software for our VSATs. Our resources in 2013, 2012 and 2011 were also used for the acquired family of products from Raysat and Wavestream as well as for our Ka-band VSAT products and for development of our GLT-1000, MLT-1000 products, point to point or point to multipoint satellite modems. These modems deliver satellite communications for on-the-move, stationary, point-to-point (SCPC), and point-to-multipoint (managed MCPC) operations.

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

In accordance with our agreements with the OCS, we are eligible to participate in programs under which we have received and eligible to receive future research and development grants for financing research and development projects in Israel pursuant to the provisions of The Encouragement of Industrial Research and Development Law, 1984. With respect to some of the OCS approved programs, we are obligated to pay the OCS royalties from the revenues derived from products developed within the framework of such programs. owever, However, most of our OCS programs are non-royalty bearing programs.

The following table sets forth, for the years indicated, our gross research and development expenditures, the portion of such expenditures which was funded by non-royalty bearing grants and the net cost of our research and development activities:

	Years
	2013	2012	2011
	(U.S. dollars in thousands)
Gross research and development costs .	29,491	32,296	35,076
Less:
Grants	1,591	3,055	3,375

Research and development costs - net .	27,900	29,241	31,701

D.	Trend Information

The satellite communications industry is moving toward Ka technology that employs multi-beam transmission for more efficient use of space segment.  With the scheduled launch of numerous HTS, we believe that development of products using this technology will be an important competitive factor in the VSAT market. We are continuing our efforts to enhance our current products and develop new ones to support the advantages of this technology.

We continue to focus on the Defense Sector, with a focus on the Satellite-on-the-Move trend which has been driven by the move towards a net-centric military environment that promotes the delivery of IT and communications systems down to the tactical level. The ability to provide communication at the tactical level will need to be underpinned by equipment capable of providing these capabilities within the size, weight and power, or SWaP, requirements for On-the-Move communications and beyond line of sight, or BLOS, capabilities for unmanned airborne systems (UAVs).

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

We believe that the political environment in Israel could continue to prevent certain countries from doing business with us and this, in addition to the increased competition and reduced prices in the telecommunications industry overall, may have adverse effect on our business. Given all of the above, we cannot guarantee or predict what our sales will be, what trends will develop, and if any changes in our business and marketing strategy will be implemented.

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

As of December 31, 2013, the aggregate amount of bank guarantees outstanding to secure our various performance obligations was approximately $30.3 million, including an aggregate of approximately $20.9 million on behalf of our subsidiary in Peru. We have restricted cash of approximately $12.8 million as collateral for these guarantees.

In order to guarantee our performance obligations for our current  activities in Colombia, we purchased insurance from an insurance company in Colombia. We have provided the insurance company with various corporate guarantees, guaranteeing our performance and our employee salary and benefit costs of approximately $22.3 million and $4.9 million.

In addition, we have provided bank guarantees of approximately $156,000 for certain office leases world-wide and have restricted cash of approximately $88,000 as collateral for these guarantees.

We also provided approximately $17.9 million of other guarantees of as of December 31, 2013 and have restricted cash of approximately $12.1 million as collateral for these guarantees.

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our minimum contractual obligations as of December 31, 2013 and the effect we expect them to have on our liquidity and cash flow in future periods:

Contractual Obligations	Payments due by period (in U.S. dollars in thousands)
	Total	2014	2015-2016	2017-2018	2019 and after
Long-term loans *	35,916	4,665	9,360	9,222	12,669
Operating lease (mainly space segment)	15,677	7,158	8,017	298	204
Purchase commitments (mainly inventory)	28,134	28,134	-	-	-
Other long-term debt	4,970	4,470	500	-	-
Total contractual cash obligations	84,697	44,427	17,877	9,520	12,873

(*) Future interest payments are not included due to variability in interest rates.

In addition, according to ASC 740-10 we have recorded a provision in the amount of $4.75 million, included in "Other long term liabilities", related to our uncertain tax positions.

ITEM 6:	DIRECTORS AND SENIOR MANAGEMENT

A.	Directors and Senior Management

The following table sets forth the name, age, position(s) and a brief account of the business experience of each of the directors and executive officers:

Name	Age	Position(s)
Amiram Levinberg	58	Chairman of the Board of Directors
Erez Antebi	54	Chief Executive Officer
Haim Benyamini(1)(2)	75	External Director
Jeremy Blank	35	Director
Amiram Boehm	42	Director
Ishay Davidi	51	Director
Gilead Halevy(1)	47	Director
Leora Meridor(1)(2)	66	External Director
Kainan Rafaeli(1)(2)	58	Director
Orna Balderman	46	Vice President, Human Resources
Gai Berkovich	46	Chief Operating Officer
Doron Elinav	48	Vice President, Corporate Business Development
Assaf Eyal	53	Vice President, Commercial Division
Danny Fridman	54	Chief Executive Officer, Gilat Peru & Colombia
Alon Levy	40	Vice President, General Counsel and Corporate Secretary
Yaniv Reinhold	44	Chief Financial Officer
Yair Shahrabany	45	Vice President, Global Operations & Customer Services
Moshe (Chico) Tamir	49	Vice President, Defense Division
Alik Shimelmits	52	Vice President, Research & Development

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

Erez Antebi has served as our Chief Executive Officer since January 1, 2012.  From April 2010 through 2011, Mr. Antebi was an Executive Advisor to senior management after serving from June 2005 until April 2010 as the Chief Executive Officer of Gilat Network Systems, then the equipment sales division of our company. Mr. Antebi also served from February 2008 until April 2010 as the Chief Executive Officer of our then Latin America rural communications division.  Mr. Antebi served as our Chief Operating Officer from October 2002 until September 2003.  He was Chief Executive Officer of Clariton Networks Ltd. from October 2003 until April 2005.  Prior to that, from January 1998 to October 2002, Mr. Antebi served as our Vice President, General Manager for Asia, Africa and Pacific Rim.  From September 1994 until the beginning of 1998, Mr. Antebi served in the U.S. as Vice President and General Manager of Gilat Satellite Networks Inc.  From August 1993 until August 1994, he served as Vice President of Engineering and Program Management of Gilat Satellite Networks Inc., having first joined our company in May 1991 as product manager for the Skystar Advantage VSAT product.  Prior to joining us, Mr. Antebi served from 1987 to 1989 as marketing manager for high frequency radio communications of Tadiran Limited, a defense electronics and telecommunications company, and as a radar systems development engineer at Rafael, the research and development and manufacturing arm of the Israel Defense Forces, from 1981 to 1987.  Mr. Antebi worked for a private importing business from 1989 to 1991.  Mr. Antebi holds a B.Sc. (summa cum laude) degree and a M.Sc. degree in Electrical Engineering from the Technion.

Haim Benyamini has served on our Board of Directors as an external director (within the meaning of the Israeli Companies Law) since February 2005. Mr. Benyamini currently also serves on the board of directors of Orbotech Ltd., a company traded on NASDAQ. Mr. Benyamini served as an advisor to the chief executive officer, board and management of Teva Pharmaceutical Industries Ltd., or Teva, from January 2005 until January 2009. Mr. Benyamini served as the Corporate Vice President, Human Resources of Teva from 1988 until 2004. From 1982 to 1988, Mr. Benyamini served as the Corporate Vice President, Human Resources at Scitex Corporation. Mr. Benyamini was a guest lecturer at Tel Aviv University from 1997 to 2003 as part of the Masters of Arts program in Labor Studies. Mr. Benyamini holds a M.A. degree in Organizational Behavior from the University of Chicago and a B.A. degree in Social Sciences, Sociology and Political Science from the Hebrew University of Jerusalem. Mr. Benyamini is a Brigadier General (Ret) in the Israel Defense Forces, or IDF, and served in various command staff and training roles from 1957 until 1982.

Jeremy Blank has served on our Board of Directors since July 2005. Mr. Blank is a partner and senior managing director with York, a private investment fund based in New York with approximately $17 billion in assets under management.   York was founded in 1991 and specializes in value oriented and event driven equity and credit investments. Mr. Blank joined York in March 2005.  During the years 1999 through the beginning of 2005, Mr. Blank worked as a vice president within Morgan Stanley’s fixed income department and earlier in his career in Morgan Stanley’s mergers and acquisitions department.  Mr. Blank graduated from Yeshiva University in New York City with a Bachelor’s degree in Finance.

Amiram Boehm has served on our Board of Directors since December 31, 2012. Mr. Boehm has been a Partner in the FIMI Opportunity Funds, Israel’s largest group of private equity funds, since 2004. Mr. Boehm serves as the Managing Partner and Chief Executive Officer of FITE GP (2004), and as a director at Ormat Technologies Inc., a company traded on the New York Stock Exchange, Ham-Let (Israel-Canada) Ltd., a company traded on the TASE and Pharm-up Ltd. (private company). Mr. Boehm previously served as a director at Scope Metal Trading, Ltd.  (TASE), Inter Industries, Ltd. (TASE), Global Wire Ltd. (TASE), Telkoor Telecom Ltd. (TASE) and Solbar Industries Ltd. (previously traded on the TASE). Prior to joining FIMI, from 1999 until 2004, Mr. Boehm served as Head of Research at Discount Capital Markets, the investment arm of Israel Discount Bank. Mr. Boehm holds a B.A. degree in Economics and a LL.B. degree from Tel Aviv University and a Joint M.B.A. degree from Northwestern University and Tel Aviv University.

Ishay Davidi has served on our Board of Directors since December 31, 2012. Mr. Davidi is the Founder and has served as Chief Executive Officer of the FIMI Opportunity Funds, Israel’s largest group of private equity funds, since 1996. Mr. Davidi currently serves as a director of Inrom Industries Ltd., Ormat Industries Ltd. (TASE) and Ham-Let (Israel-Canada) Ltd. (TASE), C. Mer Ltd. (TASE), Pharm Up Ltd. and Overseas Commerce Ltd. Mr. Davidi previously served as the Chairman of the board of directors of Retalix (previously traded on NASDAQ and TASE) from August 2008 until January 2010, of Tefron Ltd. (New York Stock Exchange and TASE) and of Tadir-Gan (TASE), and as a director of Retalix, Tadiran Communications Ltd. (TASE), Lipman Electronic Engineering Ltd. (NASDAQ and TASE), Merhav Ceramic and Building Materials Center Ltd. (TASE), TAT Technologies Ltd. (NASDAQ and TASE), Orian C.M. Ltd. (TASE), Ophir Optronics Ltd. (TASE), Scope Metals Group Ltd. (TASE) and Formula Systems Ltd. (NASDAQ and TASE). Prior to establishing FIMI, from 1993 until 1996, Mr. Davidi was the Founder and Chief Executive Officer of Tikvah Fund, a private Israeli investment fund. From 1992 until 1993 Mr. Davidi was the Chief Executive Officer of Zer Science Industries Ltd., a developer of diagnostics equipment for the healthcare industry. Mr. Davidi holds a B.Sc. degree in Industrial and Management Engineering from Tel Aviv University, Israel, and a M.B.A. degree from Bar Ilan University, Israel.

Gilead Halevy has served on our Board of Directors since January 2011. Mr. Halevy is a founding member and general partner of Kedma Capital Partners, or Kedma, a leading Israeli private equity fund.  Mr. Halevy is a member of the Kedma investment committee.  Prior to establishing Kedma, Mr. Halevy was a Director at Giza Venture Capital from April 2001 to January 2006, where he led investments in communication and information technology companies, and directed Giza's European business activities. Previously, from 1998 to 2001, Mr. Halevy practiced law at White & Case LLP, where he advised in connection with mergers and acquisitions in the Telecom Media and Technology group. Mr. Halevy was also a founding member of the White & Case Israel practice group during that time. From 1993 to 1998, he was a senior associate with Zellermayer & Pelossof, one of Israel's leading commercial law firms, where he advised in connection with public securities, cross-border mergers and acquisitions and private equity transactions. Mr. Halevy currently serves as Chairman of Brand Industries Ltd. (TASE), Chairman of Hatehof Industries Ltd., Chairman of Carmel Wineries and a board member of the Marina Galil Group Ltd.  Mr. Halevy holds a LL.B. degree (magna cum laude) and B.A. degree in Humanities (interdisciplinary course for exceptional students), both from the Hebrew University.

Dr. Leora (Rubin) Meridor has served on our Board of Directors as an external director (within the meaning of the Israeli Companies Law) since August 2005.  Dr. Meridor currently is a business and financial consultant to several companies and serves on the board of directors of Osem Investment Ltd. and Alrov (Israel) Ltd.  Between 2001 and 2004, Dr. Meridor served as chair of the board of directors of Poalim Capital Markets Ltd. and between 2001 and 2005, as chair of the boards of directors of Bezeq International Ltd. and Walla! Communications Ltd.  Between 1996 and 2000, Dr. Meridor served as Senior Vice President, Head of Credit and Risk Management Division of the First International Bank. From 1992 to 1996, Dr. Meridor served as Head of Research at the Bank of Israel. Dr. Meridor has a Ph.D. degree in Economics, a M.Sc. degree (magna cum laude) in Mathematics and B.Sc. degree (magna cum laude) in Mathematics and Physics, all from the Hebrew University of Jerusalem. Dr. Meridor studies include a post-doctoral year at the Massachusetts Institute of Technology.

Kainan Rafaeli has served on our Board of Directors since December 31, 2012. Mr. Rafaeli is a private investor and has served since September 2009 as the Chairman of Senso Optics Ltd., an Israeli defense contractor. Mr. Rafaeli was a founder, shareholder and Chief Executive Officer of Kinetics Ltd., an Israeli company which develops and manufactures hydraulic, air conditioning, NBC protection and electric systems for military vehicles and aircraft, from 1985 until 2009. From 1999 until 2009, he was also the Chief Executive Officer of Real Time Laboratories LLC, a U.S. based defense contractor. Mr. Rafaeli holds a BSc. degree in Mechanical Engineering from the Technion and a M.B.A. degree from Tel Aviv University.

Orna Balderman has served as our Vice President, Human Resources since December 2010.  Prior to joining Gilat, Ms. Balderman served as Vice President, Human Resources at Discretix Ltd. from 2008 to 2009 and was Vice President, Human Resources at Trivnet Ltd. from 2006 through 2008.  From 1998 until 2006, Ms. Balderman held various senior positions at Comverse Ltd., having last served there as Associate Vice President, Human Resources. From 1995 to 1998, Ms. Balderman served as the Training and Organizational Development Manager in the operations division at Teva Pharmaceutical Industries Ltd. Ms. Balderman holds a B.A. degree in Sociology and Film and an executive M.B.A. degree from the Recanati Faculty of Management, both from Tel Aviv University.

Gai Berkovich has served as our Chief Operating Officer since June 2013 and has been Vice President, Research and Development since April 2009.  Prior to joining Gilat, from 2007 to 2009, Mr. Berkovich served as Vice President, Research and Development for Intercast Networks Ltd.  Mr. Berkovich held various positions at Verint Systems Ltd. from 1997 to 2007, having served there as Vice President, Product Development and Delivery from 2006 to 2007, as Director of Research and Development from 2000 to the end of 2005, and as development and team leader. Mr. Berkovich holds a M.B.A. degree  from the Interdisciplinary Center of Herzeliya and a B.Sc. degree in Computer Science from the Technion.

Doron Elinav has served as our Vice President Corporate Business Development since June 2013 and has been Vice President, Ka-band Strategic Projects since March 2012.  From March 2008 to February 2012, Mr. Elinav was our Vice President, Marketing and Business Development and from 2005 to March 2008 he was our Director of Strategic Marketing.  Prior to joining Gilat, Mr. Elinav held various senior marketing positions in the hi-tech industry, including as Project Manager, New Technologies from 2003 to 2005 at Flash Networks Ltd., as Product Manager and Director of Product Marketing from 2001 to 2003 at Communications Systems Ltd. (Comsys), as Product Manager from 1998 to 2000 Radcom Ltd. and as Product Manager from 1995 to 1998 at Eltek Ltd.  Mr. Elinav holds a BSc. degree in Industrial Engineering from Tel Aviv University.

Assaf Eyal has served as our Vice President, Commercial Division since March 2012.  Prior to joining Gilat, Mr. Eyal was the President and Chief Executive Officer of Ultrashape Ltd. from August 2008 through December 2011 and continued as a Director of Ultrashape until it was sold to Syneron Medical in February 2012.  Mr. Eyal served as Executive Vice President at NUR Macroprinters Ltd. from May 2006 to March 2008, when NUR was sold to Hewlett Packard.  Prior to that, Mr. Eyal served as Co-President of the Display Division of Orbotech Ltd. from 2001 to 2006 and from 1998 to 2001, he managed the Display Division from Orbotech’s Asian headquarters in Hong Kong. From 1989 through 1998, he served in various management positions with Orbotech in the U.S. and in Israel.  Mr. Eyal holds a B.Sc. degree in Material Engineering from Ben Gurion University and a M.Sc. degree in Management from Lesley College, Boston, Massachusetts.

Danny Fridman has served as Chief Executive Officer of Gilat Peru & Colombia since April 2011. He joined Gilat in 2006, and served as the company’s Corporate Internal Auditor until April 2011. Prior to joining Gilat, Mr. Fridman worked for Bezeq, the Israeli Telecommunication Corporation, as Corporate Internal Auditor from 2002 through 2006 and from 1984 through 2002 in various senior positions in the Internal Audit Department. Mr. Fridman holds a BA in accounting from the Hebrew University of Jerusalem and holds certifications as CIA (Certified Internal Auditor, U.S.), CISA (Certified in Information Systems Auditor, U.S.) and CRISC (Certified in Risks Control). He also holds a Master Degree in Economics and Statistics from the Hebrew University of Jerusalem.

Alon Levy has served as our Vice President, General Counsel and Corporate Secretary since April 2012. Mr. Levy previously held the position of Associate General Counsel of Corporate Affairs from April 2011 until March 2012, after serving as Legal Counsel when he joined Gilat in 2006. Prior to joining Gilat, from October 2004 until November 2006, Mr. Levy was in-house counsel for HOT Communications Systems Ltd. From March 2002 to October 2004, Mr. Levy worked as an associate at the law firm of E.S. Shimron, I. Molho, Persky & Co., where he also completed his legal internship.  Mr. Levy holds a LL.B. degree from the Hebrew University in Jerusalem and is a member of the Israeli Bar Association.

Yaniv Reinhold has served as our Chief Financial Officer since March 2012 and has been Vice President, Finance since September 2010.  From July 2008 until September 2010, Mr. Reinhold served as Vice President Financial Planning and Treasury, having been Associate Vice President, Financial Planning and Treasury from May 2005 until 2008.  Prior to that, Mr. Reinhold was Chief of Staff to the then CEO from September 2003 through May 2005.  He joined Gilat in 1999, and was in sales and then in business development until 2003.  Prior to joining Gilat, he was an economist with Tadiran Communications from 1997 through 1999 and from 1996 through 1997, he was Assistant to the CFO of Applitec. Mr. Reinhold holds a B.A. degree in Economics and a M.B.A. degree, both from Tel Aviv University.

Yair Shahrabany has served as our Vice President, Global Operations & Customer Services since January 2011, having been Vice President, Customer Services since January 2007.  From January 2008 through April 2011, Mr. Shahrabany also served as Chief Executive Officer of our then Rural Peru division. From November 2002 to December 2006, he held the position first as Director and then as Associate Vice President of Program Management and Professional Services.  In parallel, during 2003 through mid-2006, he was Director of Sales, Africa.  Mr. Shahrabany joined Gilat in November 1998 as project manager.  Mr. Shahrabany holds a B.A. degree in Economics and Logistics from Bar Ilan University, Israel.

Moshe (Chico) Tamir has served as our Vice President, Defense Division since March 2012, having first joined Gilat in January 2011 as Vice President, Defense and Homeland Security.  Prior to joining Gilat, between 1981 and 2009, Mr. Tamir served in the IDF, including in senior command positions:  He was Division Commander from 2006 through 2009; General Command Chief of Staff from 2004 to 2006; and Golani Brigade Commander from 2001 through 2003. Mr. Tamir currently holds the rank of Brigadier General (reserve).

Alik Shimelmits has served as our Vice President, Research and Development since June 2013.  Prior to joining Gilat, from 2007 to 2013, Mr. Shimelmits served as Head of Transport Networks R&D for ECI Telecom Ltd. and prior to that as VP Research and Development for Axerra Networks Ltd. from 1999 to 2007. From 1991to1999, Mr. Shimelmits held various technical and managerial positions at ECI Telecom, having last served there as Associate Vice President R&D, Software Development, SDH Product Line. Mr. Shimelmits holds M.Sc. degree in Applied Mathematics from Moscow Institute of Electronic Engineering and B.Sc degree in Computer Science from Moscow Institute of Chemical Engineering.

B.	Compensation of Directors and Officers

The following table sets forth the aggregate compensation paid to or accrued on behalf of all of our directors and officers as a group for the year ended December 31, 2013:

	Salaries, Fees, Directors' Fees, Commissions and Bonuses(1)	Pension, Retirement and Similar Benefits
All directors and officers as a group (21 persons)(2)	$4,138,846	$863,373

(1)	Includes bonuses and stock option compensation accrued in 2013.
(2)	Includes two officers that ceased to hold office during 2013 and 2014, respectively.

In accordance with the approval of our shareholders and in accordance with Israeli corporate law regarding compensation of external directors, each of our non-employee directors and external directors (all of our current directors except for our Chairman of the Board of Directors) is entitled to receive annual compensation payable quarterly of approximately NIS 93,690 (currently equivalent to approximately $27,100), and an additional fee of approximately NIS 1,924 (currently equivalent to approximately $560) for each board or committee meeting attended.  In addition, Board members are compensated for telephone participation in board and committee meetings in an amount of 60% of what would be received for physical attendance and for written resolutions in an amount equal to 50% of same. All the above amounts are linked to changes in the Israeli consumer price index as of September 2013 and subject to changes in the amounts payable pursuant to Israeli law from time to time.

In December 2012, our shareholders approved the grant of options to purchase 50,000 ordinary shares to those non-employee directors who were first time appointed in December 2012.  The exercise price per share of the options granted is equal to the closing price of our ordinary shares on the NASDAQ on the day the directors were elected or appointed to fill in a vacancy. Previously, in December 2011, our shareholders approved a grant of options to purchase 50,000 ordinary shares to each of our non-employee directors and external directors then in office, at an exercise price of $4.5425 per share.  In each case, the options vest in 12 equal quarterly installments over a three-year period and will remain exercisable for 12 months following cessation or termination of service (other than for cause).  Under the terms of the grant letter, the term of the options shall not exceed 6 years. In accordance with the terms of our Compensation Policy (see below), the exercise price per share of options to be granted to our officers and directors following September 2013 shall not be less than 8% over the closing price of our shares on NASDAQ on the last trading day prior to the grant date. The value of such options granted to any director (determined based on generally accepted accounting principles applicable to our company) that vest in any calendar year (calculated on a linear basis) may not at the time of grant exceed $70,000.

As of December 31, 2013, our directors and executive officers as a group, consisting of 20persons, held options to purchase an aggregate of  3,406,000 ordinary shares, having exercise prices ranging from $3.00 to $8.10.  Generally, the options granted to our directors vest over a three-year period and the options granted to our executive officers vest over a four-year period.  The options will expire between 2014 and 2019. In addition, as of December 31, 2013, our directors and executive officers as a group (20 persons), held 108,000 RSUs and 196,373 ordinary shares issued through vested RSUs.  All of such options and RSUs were awarded under our stock option plans described in Item 6E - “Directors, Senior Management and Employees - Share Ownership - Stock Option Plans.”

Mr. Levinberg’s employment terms for his service as Chairman of the Board, as approved by the Compensation and Stock Option Committee, the Audit Committee, the Board of Directors and by our shareholders, is for a period of three years commencing January 1, 2012.  Under the terms of the agreement with Mr. Levinberg, we may terminate the agreement prior to the end of the term by providing Mr. Levinberg with two months of paid notice and an additional two months’ salary.  Under the agreement, Mr. Levinberg will devote 50% of his business time and efforts to act as Chairman of the Board and is entitled to: (i) a salary of NIS 55,000 per month; (ii) 24 paid vacation days per year (at the value under the agreement, that is, 50% of a full working day), insurance, pension and other benefits to which the Company’s executives are usually entitled; and (iii) full time office space and secretarial assistance. On December 2011, Mr. Levinberg was granted options to purchase 150,000 of our ordinary shares at an exercise price of $4.5425 per share, under our 2008 Option Plan.  The options vest ratably, each quarter over a three-year period so long as Mr. Levinberg continues to serve at our company, and will remain exercisable during such service and for an additional 12 month period following termination of service (other than for cause).

In December 2012, an amendment to the Israeli Companies Law, or Amendment 20, became effective, requiring companies to appoint a compensation committee. Our existing compensation committee meets this requirement. See “Committees of the Board—Compensation and Stock Option Committee” below.

Pursuant to Amendment 20, we were required to adopt a compensation policy regarding the terms of office and employment of office holders, including compensation, severance and other benefits, exemption from liability, insurance and indemnification. The compensation policy must be based on those considerations, must include those provisions and needs to reference those matters as are detailed in the Companies Law. An “office holder” is defined in the Israeli Companies Law as a general manager, chief executive officer, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title, a director and a manager directly subordinate to the chief executive officer.

The compensation must be approved by the board of directors, after considering the recommendations of the compensation committee. The Compensation Policy must also be approved by a majority of the company’s shareholders, provided that (i) such majority includes at least a majority of the shareholders who are not controlling shareholders and who do not have a personal interest in the matter, who are present and voting, or (ii) the non-controlling shareholders and shareholders who do not have a personal interest in the matter who were present and voted against the policy hold two percent or less of the voting power of the company (the “Compensation Majority”). The compensation policy must be approved by the board of directors and the shareholders every three years. In the event that the compensation policy is not approved by the shareholders, the compensation committee and the board of directors may still approve the policy, if the compensation committee and the board of directors determine, based on specified reasons and following further discussion of the matter, that the compensation policy is in the best interests of the company. Our Compensation Policy for Executive Officers and Directors (the “Compensation Policy”) was approved by our shareholders on September 11, 2013, following the recommendation of our Compensation Committee and approval by our Board of Directors.

Changes to existing terms of office and employment of office holders (other than directors), requires the approval of the compensation committee only, if the committee determines that the revised terms are not substantially different from the existing terms.

Pursuant to Amendment 20, any arrangement between a company and an office holder (other than a director or the chief executive officer) as to his or her terms of office and employment must be inline with the Compensation Policy and requires the approval of the compensation committee and the board of directors. However, under certain circumstances and conditions, the compensation committee and the board of directors may approve an arrangement that deviates from the Compensation Policy, provided that such arrangement is approved by the company’s shareholders by the Compensation Majority. . The board of directors and the compensation committee may, under special circumstances and for specified reasons, approve such an arrangement even if the shareholders did not approve it,  following a re-discussion of the matter in which, among other things, the shareholders' objection was considered.

Directors

Pursuant to Amendment 20, any arrangement between a company and a director as to his or her terms of office and employment must be inline with the Compensation Policy and requires the approval of the compensation committee, the board of directors and the shareholders by a simple majority.

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

Under certain circumstances and conditions, the compensation committee and the board of directors may approve an arrangement that deviates from the Compensation Policy provided it is approved by the shareholders by the Compensation Majority.   In addition, under certain circumstances, a company may be exempt from receiving the shareholders’ approval with respect to the terms of office and employment of a candidate for chief executive officer if such candidate meets certain independence criteria and the compensation committee has determined for specified reasons that shareholder approval would prevent the engagement, provided that the terms are inline with the Compensation Policy.

C.	Board Practices

Election of Directors

Our Articles of Association provide that our Board of Directors shall consist of not less than five and not more than nine directors as shall be determined from time to time by a majority vote at the general meeting of our shareholders. On January 31, 2011, our shareholders resolved to set the size of our Board of Directors to eight members, including two external directors.

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

Each of our directors (except for external directors) serve, subject to early resignation or vacation of office in certain circumstances as set forth in our Articles of Association, until the adjournment of the next annual general meeting of our shareholders following the general meeting in which such director was elected. The holders of a majority of the voting power represented at a general meeting of our shareholders in person or by proxy will be entitled to (i) remove any director(s), other than external directors and directors appointed by beneficial holders of 14% or more of our issued and outstanding ordinary shares as set forth above, (ii) elect directors instead of directors so removed, or (iii) fill any vacancy, however created, in the board of directors. Our board of directors may also appoint additional directors, whether to fill a vacancy or in order to bring the total number of serving directors to the number determined by our shareholders. Such directors will serve until the next general meeting of our shareholders following such appointment.

Currently, no shareholder beneficially holding 14% or more of our issued and outstanding ordinary shares has exercised its right to appoint a director.

External Directors and Independent Directors

External Directors. Under the Israeli Companies Law, public companies are required to elect at least two external directors who must meet specified standards of independence.  External directors may not have had during the two years preceding their appointment, directly or indirectly through a relative, partner, employer or controlled entity, any affiliation with (i) the  company, (ii) those of its shareholders who are controlling shareholders at the time of appointment and/or their relatives, or (iii) any entity controlled by the company or by its controlling shareholders.

The term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and services as an office holder. The term “controlling shareholder” is defined as a shareholder who has the ability to direct the activities of a company, other than if this power derives solely from the shareholder’s position on the board of directors or any other position with the company. The definition also includes shareholders that hold 25% or more of the voting rights if no other shareholder holds more than 50% of the voting rights in the company.

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

The Israeli Companies Law further requires that external directors have either financial and accounting expertise or professional competence, as determined by the company’s board of directors. Under relevant regulations, a director having financial and accounting expertise is a person who, due to his or her education, experience and talents, is highly skilled in respect of, and understands, business and accounting matters and financial reports, in a manner that enables him or her to have an in-depth understanding of the company’s financial information and to stimulate discussion in respect of the manner in which the financial data is presented. Under the regulations, a director having professional competence is a person who meets any of the following criteria: (i) has an academic degree in either economics, business administration, accounting, law or public administration; (ii) has a different academic degree or has completed higher education in an area relevant to the company’s business or in an area relevant to his or her position; or (iii) has at least five years’ experience in any of the following, or has a total of five years’ experience in at least two of the following: (a) a senior position in the business management of a corporation with a substantial scope of business, (b) a senior public position or a senior position in public service, or (c) a senior position in the main field of the company’s business.

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

External Directors may be re-elected for additional terms by means of one of the following mechanisms: (i) the board of directors proposed the nominee and his or her appointment was approved by the shareholders in the manner required to appoint external directors for their initial term, or (ii) a shareholder holding 1% or more of the voting rights proposed the nominee, and the nominee is approved by a majority of the votes cast by the shareholders of the company, excluding the votes of controlling shareholders and those who have a personal interest in the matter as a result of their relations with the controlling shareholders, and the aggregate votes cast by shareholders who are not controlling shareholders and do not have a personal interest in the matter as a result of their relations with the controlling shareholders in favor of the nominee constitute more than two percent of the voting rights in the company. The external director who has been nominated in such fashion by the shareholders must not be a linked or competing shareholder, and not have or not had, on or within the two years preceding the date of such person’s appointment to serve another term as external director, any affiliation with a linked or competing shareholder. The term “linked or competing shareholder” means the shareholder(s) who nominated the external director for reappointment or a shareholder of the company holding more than 5% of the company’s issued share capital or its voting rights, provided that at the time of the reappointment, such shareholder(s) of the company, the controlling shareholder of such shareholder(s) of the company, or a company under such shareholder(s) of the company’s control, has a business relationship with the company or is a competitor of the company.

The term of office of external directors of Israeli companies traded on certain foreign stock exchanges, including the NASDAQ Capital Market, may be further extended, indefinitely, in increments of additional three-year terms, in each case provided that, in addition to reelection in such manner described above, (i) the audit committee and subsequently the board of directors of the Company confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period is beneficial to the Company, and (ii) prior to the approval of the reelection of the external director, the Company’s shareholders have been informed of the term previously served by such nominee and of the reasons why the board of directors and audit committee recommended the extension of such nominee’s term.

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

Pursuant to the Israeli Companies Law, a director may be qualified as an independent director if such director is either (i) an external director; or (ii) a director that served as a board member less than nine years and the audit committee has approved that he or she meets the independence requirements of an external director.  A majority of the members serving on the audit committee must be independent under the Israeli Companies Law.

Committees of the Board of Directors

Our Articles of Association provide that the Board of Directors may delegate its powers to committees of the Board of Directors as it deems appropriate, to the extent permitted by the Israeli Companies Law. Each committee exercising powers delegated by the Board must include at least one external director.

Audit Committee. Under the Israeli Companies Law, publicly traded companies must establish an audit committee. The audit committee must consist of at least three members, and must include all of the company's external directors. A majority of an audit committee must be comprised of “independent directors” (as such term is defined in the Companies Law). The chairman of the board of directors, directors employed by, or that provide services on a regular basis to, the company or to a controlling shareholder or a company controlled by a controlling shareholder (or whose main livelihood depends on a controlling shareholder), any controlling shareholder and any relative of a controlling shareholder may not be a member of the audit committee.  An audit committee may not approve an action or a transaction with an officer or director, a transaction in which an officer or director has a personal interest, a transaction with a controlling shareholder and certain other transactions specified in the Companies Law, unless at the time of approval two external directors are serving as members of the audit committee and at least one of the external directors was present at the meeting in which an approval was granted.

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

Our Audit Committee oversees (in addition to the Board) the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements,  our independent auditors ’ qualifications, independence, compensation, and performance, and the performance of our internal audit function . Our Audit Committee is also required to determine if there are  deficiencies in the business management of our company and in such event propose to our Board of Directors ways to correct such deficiencies,  determine whether certain related party actions and transactions are "material" or "extraordinary" in connection with their approval procedures, approve related-party transactions as required by Israeli law, establish whistle blower procedures (including in respect of the protections afforded to whistle blowers). Additional duties of our Audit Committee  are to establish procedures to be followed in respect of non-extraordinary related party transactions with a controlling shareholder which may include, where applicable, the establishment of a competitive process for such transaction, under the supervision of the audit committee, or whomever it designates for this purpose, in accordance with criteria determined by the audit committee, to establish procedures for approving certain related party transactions with a controlling shareholder, which having been determined by the audit committee not to be extraordinary transactions, were also determined by the audit committee not to be negligible transactions,  and such other duties as may be directed by our Board of Directors.  The Audit Committee may consult from time to time with our independent auditors and internal auditor with respect to matters involving financial reporting and internal accounting controls.

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

Compensation and Stock Option Committee. Under the Israeli Companies Law, publicly traded companies must establish a compensation committee. The compensation committee must consist of at least three members, and must include all of the company's external directors. The additional members of the compensation committee must satisfy the criteria for remuneration applicable to the external directors.

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

In addition, our Compensation and Stock Option Committee offers recommendations to the Board of Directors regarding equity compensations issues (with the  Board also approving compensation of our executive officers), and administers our option plans, subject to general guidelines determined by our Board of Directors from time to time.  The Compensation and Stock Option Committee also makes recommendations to our Board of Directors in connection with the terms of employment of our chief executive officer and all other executive officers.

Internal Audit

The Israeli Companies Law requires the board of directors of a public company to appoint an internal auditor nominated by the audit committee.  The internal auditor must meet certain statutory requirements of independence.  The role of the internal auditor is to examine, among other things, the compliance of the company’s conduct with applicable law and orderly business practice.  Mr. Dror Bar Moshe has served as our internal auditor since  June 2011.

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

Some other transactions, actions and arrangements involving an office holder (or a third party in which an office holder has an interest) must be approved by the board of directors or as otherwise provided for in a company’s articles of association, however, a transaction that is not for the benefit of the company may not be approved. In some cases, such a transaction must be approved by the audit committee and by the board of directors , and under certain circumstances shareholder approval may be required as well. Generally, in all matters in which a director has a personal interest he or she shall not be permitted to vote on the matter or be present in the meeting in which the matter is considered, except in case of a transaction that is not extraordinary or for the purpose of presenting the proposed transaction, if the chairman of the audit committee or board of directors (as applicable) determines it necessary. Should a majority of the audit committee or of the board of directors have a personal interest in the matter, then: (a) all of the directors are permitted to vote on the matter and attend the meeting at which the matter is considered; and (b) the matter requires approval of the shareholders at a general meeting.

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

Under the Companies Regulations (Relief regarding Related Party Transactions), 5760-2000, promulgated under the Israeli Companies Law, as amended, certain extraordinary transactions between a public company and its controlling shareholder(s) do not require shareholder approval. In addition, under such regulations, directors’ compensation and employment arrangements in a public company do not require the approval of the shareholders if both the compensation committee and the board of directors agree that such arrangements are solely for the benefit of the company or if the directors’ compensation does not exceed the maximum amount of compensation for external directors determined by applicable regulations.  Also, employment and compensation arrangements for an office holder that is a controlling shareholder of a public company do not require shareholder approval if certain criteria are met. The foregoing exemptions from shareholder approval will not apply if one or more shareholders holding at least 1% of the issued and outstanding share capital of the company or of the company’s voting rights, objects to the use of these exemptions, provided that such objection is submitted to the company in writing not later than fourteen days from the date of the filing of a report regarding the adoption of such resolution by the company.  If such objection is duly and timely submitted, then the transaction or compensation arrangement of the directors will require shareholders’ approval as detailed above.

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

            The Securities Law also requires that the chief executive officer of a company supervise and take all reasonable measures to prevent the company or any of its employees from breaching certain provisions of the Israeli Securities Law. The chief executive officer is presumed to have fulfilled such supervisory duty if the company adopts internal enforcement procedures designed to prevent such breaches, appoints a representative to supervise the implementation of such procedures and takes measures to correct the breach and prevent its reoccurrence. The ISA is authorized to impose fines on any person or company breaching certain provisions designated under the Companies Law.

We have adopted several codes and policies, which contain various corporate governance principles, including a Code of Ethics (which includes Whistle Blower procedures), Insider Trading Policy and a Policy Prohibiting Bribery and Corruption, all of which are available on our website at www.gilat.com.  See “Item 16B – Code of Ethics”.

D.	Employees

As of December 31, 2013, we had approximately 981 full-time employees, including 270 employees in engineering, research and development, 389 employees in manufacturing, operations and technical support, 115 employees in marketing and sales, 160 employees in administration and finance and 47 in other departments. Of these employees, 346 were based in our facilities in Israel, 126 were employed in the U.S., 287 were employed in Latin America and 222 were employed in Asia, the Far East and other parts of the world. These numbers reflect a decrease in headcount since December 31, 2012 of 75 employees worldwide. We also utilize temporary employees, as necessary, to supplement our manufacturing and other capabilities.

As of December 31, 2012, we had approximately 1,055 full-time employees, including 255 employees in engineering, research and development, 354 employees in manufacturing, operations and technical support, 115 employees in marketing and sales, 283 employees in administration and finance and 48 in other departments. Of these employees, 429 were based in our facilities in Israel, 135 were employed in the U.S., 292 were employed in Latin America and 199 were employed in Asia, the Far East and other parts of the world. These numbers reflect a decrease in headcount since December 31, 2011 of 68 employees worldwide. We also utilize temporary employees, as necessary, to supplement our manufacturing and other capabilities. These numbers exclude the employees of Spacenet.

As of December 31, 2011, we had approximately 1,125 full-time employees, including 342 employees in engineering, research and development, 316 employees in manufacturing, operations and technical support, 167 employees in marketing and sales, 176 employees in administration and finance and 124 in other departments. Of these employees, 460 were based in our facilities in Israel, 164 were employed in the U.S., 296 were employed in Latin America and 205 were employed in Asia, the Far East and other parts of the world. These numbers reflect an increase in headcount since December 31, 2010 of 76 employees worldwide. These numbers exclude the employees of Spacenet

We provide our employees around the world with fringe benefits in accordance with applicable law. With respect to our employees in Israel, we are subject to various Israeli labor laws and labor practices. Recent rulings by Israel's National Labor Court and changes to Israel's largest labor union's bylaws substantially facilitate the organization of a labor union in companies in Israel .We and our employees are not parties to any collective bargaining agreements and our employees are not represented by any labor union. However, certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Manufacturers’ Association of Israel) are applicable to all Israeli employees by order of the Israeli Minister of Industry, Commerce and Employment. These provisions principally concern the length of the work day and the work week, minimum wages for workers, contributions to a pension fund, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment. These provisions are modified from time to time.

An Israeli labor law, passed in 2012, subjects employers to increased liability, including monetary sanctions and criminal liability, in cases of violations of certain labor laws and certain violations by contractors providing the employers security, cleaning and catering services.

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

Beneficial Ownership of Executive Officers and Directors

Except for Mr. Amiram Levinberg and Mr. Erez Antebi, none of our directors and executive officers beneficially owns more than 1% of our outstanding shares. Mr. Levinberg beneficially owns approximately 3.3% of our ordinary shares, consisting of 71,834 ordinary shares and options to purchase 1,327,500 ordinary shares exercisable within 60 days from the date of this report. Mr. Antebi beneficially owns approximately 1.5% of our ordinary shares, consisting of 54,000 ordinary shares and options to purchase 585,000 ordinary shares exercisable within 60 days from the date of this report. Additionally, Mr. Ishay Davidi shares voting and dispositive power with Shira and Ishay Davidi Management Ltd. with respect to the shares held by the FIMI Funds, and he controls Shira and Ishay Davidi Management Ltd. as described in Item 7A – “Major Shareholders and Related Party Transactions” – “Major Shareholders”.  Based on Schedule 13D/A filed on February 3, 2014 by York Capital Management Global Advisors, LLC, Mr. Jeremy Blank is not a beneficial owner of the shares held by York. See Item 7A – “Major Shareholders and Related Party Transactions” – “Major Shareholders”.

As of December 31, 2013, our directors and executive officers as a group (20 persons) held options to purchase 3,406,000 of our ordinary shares under our share options plans (described below), exercisable at a weighted average exercise price of $4.71 per share.  The amount of options includes options to purchase 100,000 ordinary shares granted to FIMI IV 2007 Ltd. by our company in connection with the service of its executives, Ishay Davidi and Amiram Bohem, as members of our Board. Out of such options, options to purchase 455,000 ordinary shares expire in 2014, options to purchase 1,396,000 ordinary shares expire in 2015, options to purchase 10,000 ordinary shares expire in 2016, options to purchase 760,000 ordinary shares expire in 2017, options to purchase 645,000 ordinary shares expire in 2018 and options to purchase 140,000 ordinary shares expire in 2019. In addition, as of December 31, 2013, our directors and executive officers as a group held 108,000 RSUs under our share options plans and 196,373 ordinary shares issued through vested RSUs. See Item 7A “Major Shareholders and Related Party Transactions – Major Shareholders”.

Option Plans

2003 Share Option Plan

In September 2003, we adopted the 2003 Share Option Plan (Incentive and Restricted Share Options), or the 2003 ISO/RSO Plan and the Section 102 Share Option Plan 2003, and together, the “2003 Plans”.  Following increases approved by our shareholders, the total number of ordinary shares reserved for issuance of options under the 2003 Plans is 6,135,000 in the aggregate, for issuance to our officers, directors, employees or service providers or any of the employees or service providers of our subsidiaries.  The 2003 Plans expired in June 2013.

As of December 31, 2013, options to purchase a total of 3,539,000 ordinary shares were outstanding under the 2003 Plans, and options to purchase 1,861,080 ordinary shares had been exercised.  The exercise prices for the outstanding options range from $3.77 to $8.10 and such options expire at various times from March 2014 to February 2018.

2005 Share Incentive Plan

In December 2005, our shareholders adopted the 2005 Share Incentive Plan, or the 2005 Plan, with 1.5 million shares reserved for issuance of options. This 2005 Plan is designed to enable our Board of Directors to determine various forms of incentives for our and our subsidiaries’ directors, officers, consultants and employees and, when necessary, adopt a sub-plan in order to grant specific incentives.  In October 2008, our Board of Directors adopted a sub-plan so as to enable qualified optionees certain tax benefits under the Israeli Income Tax Ordinance.  Among the incentives that may be adopted are share options, performance share awards, performance share unit awards, RSUs and other share based awards.   The 2005 Plan expired in December 2012.

As of December 31, 2013, options to purchase a total of 50,000 ordinary shares were outstanding under the 2005 Plan, none of which had been exercised.  The exercise price for all such options is $3.14 and such options expire in June 2018.

The options and RSUs granted under the 2005 Plan generally vest quarterly or annually over a four-year period (15%, 25%, 30% and 30% each year, respectively).  As of December 31, 2013, we have granted 1,361,222 RSUs under the 2005 Plan (excluding RSUs that were granted and canceled), pursuant to which 1,303,072 ordinary shares have been issued as of December 31, 2013.

2008 Share Incentive Plan

In October 2008, our Board of Directors adopted the 2008 Share Incentive Plan, or the 2008 Plan, for issuance of options, RSUs and other forms of equity based awards to our and our subsidiaries’ directors, officers, consultants and employees. Our Board of Directors also adopted a sub-plan to enable qualified optionees certain tax benefits under the Israeli Income Tax Ordinance. Following increases approved by our Board of Directors, the total number of ordinary shares reserved for issuance of options under the 2008 Plan is 4 million. As of December 31, 2013, we have granted options to purchase 2,024,498 ordinary shares under the 2008 Plan (excluding options that were granted and cancelled), pursuant to which 204,498 ordinary shares have been issued as of December 31, 2013.  The exercise prices for the outstanding options range from $3.00 to $5.31 and such options expire at various times from December 2014 to May 2019. As of December 31, 2013, we have granted 1,499,937 RSUs under the 2008 Plan (excluding RSUs that were granted and canceled), pursuant to which, 556,311 ordinary shares have been issued as of December 31, 2013.

The term of the options granted under the Plans is 6, 7 years or 10 years, depending on the terms of the specific plan and grant letter.

The RSUs and options granted under the 2008 Plan to our executives generally vest quarterly or annually over a four-year period (15%, 25%, 30% and 30% each year, respectively).   The options granted under the 2008 Plan to our directors generally vest quarterly over a three-year period.

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

The Plans are administered by the Compensation and Stock Option Committee appointed by our Board of Directors. The Compensation and Stock Option Committee recommends to our Board, or in case of office holders, approves, the persons entitled to receive options and RSUs, the terms and conditions on which options or rights to purchase are granted and the number of shares subject thereto. The grants of options and RSUs are approved by our Board.

Options issued pursuant to the Plans may be granted to our and our subsidiaries’ directors, officers, consultants and employees. The exercise price of incentive share options issued pursuant to the Plans must be not less than the closing price of our ordinary shares on NASDAQ on the date of grant of the options or, if the closing price is not quoted on such date, on the preceding trading day.

Options are exercisable and restrictions on disposition of shares lapse according to the terms of the applicable plan and of the individual agreements under which such options were granted or awards issued.

ITEM 7:	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares as of of March 28, 2014 (including options currently exercisable or exercisable within 60 days after the date of this report and RSUs vested within 60 days after the date of this report) with respect to: (i) each person who is known to us to be the beneficial owner of more than 5% of the ordinary shares; and (ii) all directors and officers as a group.

The information in the table below is based on 42,249,349  ordinary shares outstanding as of March 28, 2014. Except where otherwise indicated, we believe, based on information furnished by the owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares, subject to any applicable community property laws.

Name and Address	Number of Ordinary Shares Beneficially Owned	Percent of Ordinary Shares Outstanding(1)

FIMI Funds(2)	9,817,990	23.2%
York Capital Management(3)	6,015,530	14.2%
Itshak Sharon (Tshuva)(4)	2,553,792	6.0%
All officers and directors as a group (19 persons)(5)	2,711,331	6.4%
_________________________

(1)
Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table and relating to RSUs. vested within 60 days, after the date of this report are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.

(2)
Based on a Schedule 13D/A filed on February 3, 2014, FIMI Opportunity IV, L.P., FIMI Israel Opportunity IV, Limited Partnership (the “FIMI IV Funds”), FIMI Opportunity V, L.P., FIMI Israel Opportunity Five, Limited Partnership (the "FIMI V Funds" and together with the FIMI IV Funds, the "FIMI Funds"), FIMI IV 2007 Ltd., FIMI FIVE 2012 Ltd., Shira and Ishay Davidi Management Ltd. and Mr. Ishay Davidi share voting and dispositive power with respect to the 9,817,990 shares held by the FIMI Funds. FIMI IV 2007 Ltd. is the managing general partner of the FIMI IV Funds.  FIMI FIVE 2012 Ltd. is the managing general partner of the FIMI V Funds. Shira and Ishay Davidi Management Ltd. controls FIMI IV 2007 Ltd. and FIMI FIVE 2012 Ltd. Mr. Ishay Davidi controls Shira and Ishay Davidi Management Ltd. and is the Chief Executive Officer of all the entities listed above. These holdings include options to purchase 41,666 ordinary shares held by FIMI IV 2007 Ltd., which are currently exercisable or are exercisable within 60 days of the date hereof granted to it by our company in connection with the service of its executives, Ishay Davidi and Amiram Bohem, as members of our Board (out of the 50,000 options granted to FIMI IV 2007 Ltd. in connection with each of Mr. Davidi’s and Mr. Boehm’s services as our directors). The principal business address of each of the above entities and of Mr. Davidi is c/o FIMI IV 2007 Ltd., Electra Tower, 98 Yigal Alon St., Tel-Aviv 67891, Israel.

(3)
The information in this table is based on Schedule 13D/A filed on February 3, 2014 by York Capital Management Global Advisors, LLC, a New York limited liability company (“YGA”) with respect to:  (i) 424,089 ordinary shares directly owned by York Capital Management, L.P., a Delaware limited partnership; (ii) 4,115,599 ordinary shares directly owned by York Multi-Strategy Master Fund, L.P., a Cayman Islands exempted limited partnership; (iii) 223,003 ordinary shares directly owned by York Credit Opportunities Fund, L.P., a Delaware limited partnership; (iv) 478,263 ordinary shares directly owned by York Credit Opportunities Master Fund, L.P., a Cayman Islands exempted limited partnership; (v) 413,750 ordinary shares directly owned by Jorvik Multi-Strategy Master Fund, L.P., a Cayman Islands exempted limited partnership; and (vi) 360,826 ordinary shares directly owned by certain accounts managed by York Managed Holdings, LLC (such accounts, the “Managed Accounts”).  YGA, the sole managing member of the general partner of each of the entities numbered (i)-(v) above and the sole managing member of York Managed Holdings, LLC, exercises investment discretion over such investment funds and the Managed Accounts.  The principal business address of each of these entities is c/o York Capital Management Global Advisors, LLC, 767 Fifth Avenue, 17th Floor, New York, New York, 10153. James G. Dinan is the chairman and one of two senior managers of YGA. Daniel A. Schwartz is also a senior manager of YGA.

(4)
Based on a Schedule 13G filed on March 7, 2013 by Itshak Sharon (Tshuva), Delek Group Ltd. and The Phoenix Holding Ltd. and information provided to us by the shareholders as of March 19, 2014. The ordinary shares are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of the Phoenix Holding Ltd., or the Subsidiaries.  The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients.  Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions. The Phoenix Holding Ltd. is a majority-owned subsidiary of Delek Group Ltd.  The majority of Delek Group Ltd.'s outstanding share capital and voting rights are owned, directly and indirectly, by Itshak Sharon (Tshuva) through private companies wholly-owned by him, and the remainder is held by the public. The principal business address of Itshak Sharon (Tshuva) and Delek Investments and Properties Ltd. is 7 Giborei Israel Street, P.O.B. 8464, Netanya, 42504, Israel. The principal business address of the Phoenix Holding Ltd. is Derech Hashalom 53, Givataim, 53454, Israel.

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

As of April 7, 2013, our major shareholders were York, holding 8,121,651ordinary shares (approximately 19.4% ownership), FIMI Funds, holding 7,678,533 ordinary shares (approximately 18.3 % ownership) and Itshak Sharon (Tshuva), holding 2,676,484 ordinary shares (approximately 6.4% ownership).

As of March 28, 2014, our major shareholders are FIMI Funds, holding 9,817,990 ordinary shares (approximately 23.2 % ownership), York, holding 6,015,530 ordinary shares (approximately 14.2% ownership), and Itshak Sharon (Tshuva), holding 2,553,792 ordinary shares (approximately 6% ownership).

Major Shareholders Voting Rights

The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares, except to the extent that they hold more than 14% and as such, they will have a right to appoint a director, subject to certain conditions set forth in our Articles of Association.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of March 24, 2014, there were 82 holders of record of our ordinary shares, of which 61 record holders holding approximately 92% of our ordinary shares had registered addresses in the U.S.  These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees, including CEDE & Co., the nominee for the Depositary Company (the central depositary for the U.S. brokerage community), which held approximately 78% of our outstanding ordinary shares as of said date.

B.	Related Party Transactions.

On May 31, 2009, we entered into a registration rights agreement with York, under which we agreed to register 8,121,651 ordinary shares held by York for disposition by York from time to time.  On July 20, 2009, we filed a Form F-3 registration statement for the disposition of such shares from time to time. The registration statement continues to be in effect.

In March 2014, our Board approved that we enter into an agreement for purchase of infrastructure, construction and integration services from C. Mer Industries Ltd., or C. Mer, for an aggregate amount of approximately $4 million. FIMI holds approximately 30% of C. Mer share capital and Ishay Davidi is a member of the board of directors of C. Mer. The transaction was approved by our Board of Directors as a related party transaction (after our Audit Committee concluded that the transaction is in the ordinary course of business).

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

In November 2009, a lawsuit was filed in the Central District Court in Israel by eight individuals and Israeli companies against our company, all of our directors and our major shareholder, York and its affiliates. The plaintiffs claim damages based on the amounts they would have been paid had the merger agreement signed on March 31, 2008 closed. The lawsuit, seeking damages of approximately $12.4 million, is similar to the lawsuit and motion for its approval as a class action proceeding previously filed by the same group of Israeli shareholders in October 2008. That lawsuit and motion were withdrawn by the plaintiffs in July 2009 at the recommendation of the court, which questioned the basis for the lawsuit. In October 2013, the court dismissed the lawsuit in its entirety and awarded us with legal expenses.

In September 2003, Nova Mobilcom S.A., or Mobilcom, filed a lawsuit in Brazil against Gilat do Brazil for a specific performance of a memorandum of understanding for performance of a government education project. The lawsuit is not for a specified amount.  The court ruled in favor of Gilat.  Mobilcom filed an appeal to the State Court of Appeals, which appeal was rejected by Court. In September 2012, Mobilcom filed a Special Appeal, which was refused to be admitted by the State Court of Appeals. In January 2013, Mobilcom filed an interlocutory appeal with the Superior Court of Justice. The case is currently awaiting the ruling of the Court. Based on external counsel's opinion, Gilat do Brazil does not believe that this claim has any merits and is vigorously defending itself against the claims presented therein.

The Brazilian tax authority filed a claim against our subsidiary in Brazil, for alleged taxes due of approximately $4 million. In January 2004 and December 2005, the subsidiary filed its administrative defense, which was denied by the first and second level courts, respectively.  In September 2006, our subsidiary filed an annulment action seeking judicial cancellation of the claim. In May 2009, the subsidiary received notice of the court’s first level decision, which cancelled a significant part of the claim, but upheld two items of the assessment. Under this decision, the subsidiary’s principal liability was reduced to approximately $1.5 million. This decision was appealed by both the subsidiary and the tax authorities. In June 2012, the São Paulo Court of Appeals ruled against the subsidiary, which is an inactive company, accepting the claims of the tax authorities. Accordingly, as of December 31, 2013, our subsidiary faces an exposure of approximately $11.7 million, including interest, penalties, legal fees and exchange rate differences. In September 2012, the subsidiary filed an appeal to the Superior Court of Justice and to the Supreme Court.  Based on external counsel’s opinion, our company believes that it has reasonably possible chances of success to reverse the ruling of São Paulo Court of Appeals. The tax authorities issued a foreclosure certificate against the subsidiary and certain of its managers and representatives and decided that these individuals should be summoned to appear in court. Based on the external counsel's opinion, inclusion of any additional co-obligors in the tax foreclosure certificate is barred due to statute of limitation. Accordingly, we believe that the foreclosure procedures legally cannot be redirected to other group entities and the managers, which have not been cited in the foreclosure certificate and, therefore, the chances that such redirection will lead to a loss recognition are remote.

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

	NASDAQ		TASE
Year	High	Low	High	Low

2009	$4.98	$2.69	$5.20	$2.75
2010	$6.25	$3.96	$6.25	$3.99
2011	$5.85	$3.11	$5.85	$3.18
2012	$5.57	$2.35	$5.56	$2.43
2013	$6.04	$4.17	$5.96	$4.11

Quarterly Share Price Information

The following table sets forth, for each of the full financial quarters in the years indicated the high and low market prices of our ordinary shares on the NASDAQ Global Market on the Global Select Market and the TASE:

	NASDAQ		TASE
	High	Low	High	Low

2012
First quarter	$4.21	$3.77	$4.20	$3.72
Second quarter	$4.15	$3.07	$4.18	$3.12
Third quarter	$4.08	$2.35	$4.03	$2.43
Fourth quarter	$5.57	$4.02	$5.56	$4.02

2013
First quarter	$5.88	$5.26	$5.79	$5.25
Second quarter	$5.72	$5.20	$5.78	$5.26
Third quarter	$6.04	$4.60	$5.96	$4.64
Fourth quarter	$5.24	$4.17	$5.28	$4.11

2014
First quarter (as of March 24, 2014)	$5.59	$4.63	$5.57	$4.64

Monthly Share Price Information

The following table sets forth, for the most recent six months, the high and low market prices of our ordinary shares on the NASDAQ Global Select Market and the TASE:

	NASDAQ		Tel Aviv Stock Exchange
	High	Low	High	Low
October 2013	$5.13	$4.75	$5.11	$4.80
November 2013	$5.24	$4.44	$5.28	$4.43
December 2013	$4.74	$4.17	$4.76	$4.11
January 2014	$4.95	$4.66	$4.96	$4.65
February 2014	$5.41	$4.63	$5.38	$4.64
March 2014 (as of March 24, 2014)	$5.59	$5.05	$5.57	$5.03

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ordinary shares are listed on the NASDAQ Global Select Market under the symbol “GILT” and are also traded on the TASE.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expense of the Issue

Not applicable.

ITEM 10:	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

Powers of the Directors

Under the provisions of the Israeli Companies Law and our articles of association, a director cannot vote on a proposal, arrangement or contract in which he or she has a personal interest, nor attend a meeting during which such transaction is considered, except in event of a transaction that is not extraordinary or for the purpose of presenting the proposed transaction, if the chairman of the audit committee or board of directors (as applicable) determines it necessary.  In addition, the terms of office and employment of the directors require the approval of the compensation committee, the board of directors and shareholders.  For more information regarding the requirements for approval of certain transactions, see Item 6B - “Directors, Senior Management and Employees – “Compensation of Directors and Officers”.

Rights Attached to Ordinary Shares

Our authorized share capital consists of 90,000,000 ordinary shares, nominal value NIS 0.2 per share.  All outstanding ordinary shares are validly issued and fully paid.  Certain rights attached to the ordinary shares are as described below.

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

Notice of General Meetings; Omission to Give Notice

The Companies Law provides that a company whose shares are traded on an exchange must give notice of a general meeting to its shareholders of record at least 21 days, and in certain instances at least 35 days, prior to the meeting, unless the company’s articles provide that a notice need not be sent. Accordingly, Article 25(a) of our Articles of Association provides that not less than 21 days’ prior notice shall be given to shareholders of record of every general meeting of shareholders. It further provides that notice of a general meeting of shareholders shall be given in accordance with any law and otherwise as the Board of Directors may determine. In addition, Article 25(c) of our Articles of Association provides that no shareholder present, in person or by proxy, at the commencement of a general meeting of shareholders shall be entitled to seek the revocation of any proceedings or resolutions adopted at such general meeting of shareholders on grounds of any defect in the notice of such meeting relating to the time or the place thereof.

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

Change of Control Provisions Under Israeli Law

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

Generally, income of Israeli companies is subject to corporate tax.  The Israeli corporate tax rate was  24% in 2011, 25% in 2012and 2013, and was increased to 26.5% in 2014 and onwards.

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

Subject to the exemptions provided by the Israeli law, as described above, pursuant to the tax treaty between Israel and the U.S., or the Treaty, U.S. residents are generally exempt from Israeli capital gains tax on capital gain derived from the sale of our shares. This exemption does not apply to U.S. residents holding (at the time of the sale or in the preceding 12 months) 10% or more of the voting power in the Company.

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

Following enactment of the Tax Burden Law, starting January 1, 2012, the capital gains tax rate applicable to individuals upon the sale of our shares is such individual's marginal (income) tax rate but not more than 25% (or 30% with respect to a substantial shareholder). With respect to corporate investors, the rate of capital gains tax imposed on the sale of shares is equal to the corporate tax rate, which is 25% in 2012 and 2013 and 26.5% from January 1, 2014.

Individual shareholders dealing with securities in Israel are taxed at their marginal tax rates applicable to business income (up to 48% in 2013 and 2014).

Furthermore, beginning on January 1, 2013, an additional tax liability at the rate of 2% was added to the applicable tax rate on the annual taxable income of the individuals (whether any such individual is an Israeli resident or non-Israeli resident) exceeding NIS 811,560 (in 2013 and 2014) (hereinafter, “Excess Tax”).

Dividends

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

Interest

Interest income is generally subject to a tax rate of up to 25% for individuals. The rate applicable to an individual who is substantial shareholder is the marginal tax rate. The rate may be reduced to 15% for certain debt instruments. Interest paid to Israeli companies is taxed at the standard corporate income tax rate applicable to companies. We may be required to withhold tax on interest payments up to the applicable corporate tax rate for companies, and in certain instances up to the marginal tax rate for individuals.

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

Benefits under the 2011 Amendment

Under an amendment to the Investment Law effective January 1, 2011, upon an irrevocable election made by the company, a uniform corporate tax rate will apply to all qualifying income of the company, as opposed to the previous law's tax incentives that were limited to income only from Benefitted Enterprises during their benefits period. Under the amended law, the uniform tax rate was 10% in geographical areas in Israel designated as Development Zone A and 15% elsewhere in Israel during 2011-2012. The uniform tax rates were reduced to 7% and 12.5%, respectively to the mentioned geographic areas in 2013. The uniform tax rate for 2014 and onwards is set to 9% in areas in Israel designated as Development Zone A and 16% elsewhere in Israel.

The profits of these industrial companies will be freely distributable as dividends, subject to a 20% withholding tax as of 2014 (or lower, under an applicable tax treaty).

Under the transitory provisions of the January 1, 2011 legislation, we may opt whether to irrevocably implement the 2011 Amendment and waive benefits provided under the prior law or keep the prior benefits. This decision may be taken at any stage. We will consider in the future whether to opt for the benefits under the 2011 Amendment.

Israeli Transfer Pricing Regulations

Israeli transfer pricing legislation generally provides that all cross-border transactions carried out between related parties be conducted on an arm’s length basis and be taxed accordingly.  The transfer pricing regulations are not expected to have a material effect on our company.

United States Federal Income Taxation

The following is a description of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares. This description addresses only the U.S. federal income tax considerations that are relevant to U.S. Holders (as defined below) who hold our ordinary shares as capital assets. This summary is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the U.S.-Israel Tax Treaty, or the Treaty, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively. There can be no assurance that the U.S. Internal Revenue Service, or the IRS, will not take a different position concerning the tax consequences of the acquisition, ownership and disposition of our ordinary shares or that such a position would not be sustained. This description does not address all tax considerations that may be relevant with respect to an investment in our ordinary shares. This description does not account for the specific circumstances of any particular investor, such as:

•	broker-dealers;

•	financial institutions;

•	certain insurance companies;

•	investors liable for alternative minimum tax;

•	regulated investment companies or real estate investment trusts, regulated investment companies or grantor trusts;

•	dealers or traders in securities, commodities or currencies;

•	persons subject to the alternative minimum tax-exempt organizations;

•	non-resident aliens of the United States or taxpayers whose functional currency is not the U.S. dollar;

•	persons who hold ordinary shares through partnerships or other pass-through entities;

•	persons who acquire their ordinary shares through the exercise or cancellation of employee stock options or otherwise as compensation for services;

•	direct, indirect or constructive owners of investors that actually or constructively own 10% or more of our shares by vote or value; or

•	investors holding ordinary shares as part of a straddle, appreciated financial position or a hedging or conversion transaction.

If a partnership or an entity treated as a partnership for U.S. federal income tax purposes owns our ordinary shares, the U.S. federal income tax treatment of a partner in such a partnership will generally depend upon the status of the partner and the activities of the partnership. A partnership that owns our ordinary shares and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of holding and disposing of ordinary shares.

This summary does not address the effect of any U.S. federal taxation other than U.S. federal income taxation. In addition, this summary does not include any discussion of state, local or foreign taxation. You are urged to consult your tax advisors regarding the foreign and U.S. federal, state and local tax consequences of an investment in ordinary shares.

For purposes of this summary, a U.S. Holder is:

As used herein, the term “U.S. Holder” means a beneficial owner of an ordinary share who is, for U.S. federal income tax purposes:

•	an individual who is a citizen or, for U.S. federal income tax purposes, a resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust if such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more U.S. persons have the authority to control all of the substantial decisions of such trust.

Unless otherwise indicated, this discussion assumes that the Company is not, and will not become, a “passive foreign investment company”, or a PFIC, for U.S. federal income tax purposes. See “—Passive Foreign Investment Companies” below.

Taxation of Distributions

Subject to the discussion, below, under the heading “—Passive Foreign Investment Companies,” the gross amount of any distributions received with respect to our ordinary shares, including the amount of any Israeli taxes withheld therefrom, will constitute dividends for U.S. federal income tax purposes to the extent of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes.  Because we do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that the entire amount of any distribution will generally be reported as dividend income to you. Dividends are included in gross income as ordinary income. Distributions in excess of our current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of your tax basis in our ordinary shares and any amount in excess of your tax basis will be treated as gain from the sale of ordinary shares. See “—Disposition of Ordinary Shares” below for a discussion of the taxation of capital gains. Our dividends will not qualify for the dividends-received deduction generally available to corporations under section 243 of the Code.

Dividends that we pay in NIS, including the amount of any Israeli taxes withheld therefrom, will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such dividends are received, regardless of whether the payment is in fact converted into U.S. dollars. A U.S. Holder who receives payment in NIS and converts NIS into U.S. dollars at an exchange rate other than the rate in effect on such day may have a foreign currency exchange gain or loss that would be treated as U.S.-source ordinary income or loss. U.S. Holders should consult their own tax advisors concerning the U.S. tax consequences of acquiring, holding and disposing of NIS.

Subject to complex limitations, some of which vary depending upon the U.S. Holder’s circumstances, any Israeli withholding tax imposed on dividends paid with respect to our ordinary shares will be a foreign income tax eligible for credit against a U.S. Holder's U.S. federal income tax liability (or, alternatively, for deduction against income in determining such tax liability). The limitation on foreign income taxes eligible for credit is calculated separately with respect to specific classes of income.  Dividends generally will be treated as foreign-source passive category income or, in the case of certain U.S. Holders, general category income for U.S. foreign tax credit purposes. Further, there are special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to a reduced tax rate (see discussion below). A U.S. Holder may be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on our ordinary shares if such U.S. Holder fails to satisfy certain minimum holding period requirements or to the extent such holder’s position in ordinary shares is hedged. The rules relating to the determination of the foreign tax credit are complex, and you should consult with your personal tax advisors to determine whether and to what extent you would be entitled to this credit.

Subject to certain limitations, “qualified dividend income” received by a non-corporate U.S. Holder will be subject to tax at the lower long-term capital gain rates. Distributions taxable as dividends paid on our ordinary shares should qualify for a reduced rate provided that either: (i) we are entitled to benefits under the Treaty or (ii) our ordinary shares are readily tradable on an established securities market in the United States and certain other requirements are met. We believe that we are entitled to benefits under the Treaty and that our ordinary shares currently are readily tradable on an established securities market in the United States. However, no assurance can be given that our ordinary shares will remain readily tradable. The rate reduction does not apply unless certain holding period requirements are satisfied, nor does it apply to dividends received from a passive foreign investment company (see discussion below) or in respect of certain risk-reduction transactions or in certain other situations. The legislation enacting the reduced tax rate on qualified dividend income contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate. U.S. Holders of our ordinary shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

Sale or Disposition of Ordinary Shares

Subject to the discussion of PFIC rules below, if you sell or otherwise dispose of our ordinary shares, you will generally recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in our ordinary shares, in each case determined in U.S. dollars. Such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if you have held the ordinary shares for more than one year at the time of the sale or other disposition. Long-term capital gain realized by a non-corporate U.S. Holder is generally eligible for a preferential tax rate. In general, any gain that you recognize on the sale or other disposition of ordinary shares will be U.S.-source for purposes of the foreign tax credit limitation; losses will generally be allocated against U.S. source income. Deduction of capital losses is subject to certain limitations under the Code.

In the case of a cash basis U.S. Holder who receives NIS in connection with the sale or disposition of our ordinary shares, the amount realized will be based on the U.S. dollar value of the NIS received with respect to the ordinary shares as determined on the settlement date of such exchange. A cash basis U.S. Holder who receives payment in NIS and converts NIS into U.S. dollars at a conversion rate other than the rate in effect on the settlement date may have a foreign currency exchange gain or loss, which would be treated as ordinary income or loss.

An accrual basis U.S. Holder may elect the same treatment required of cash basis taxpayers with respect to a sale or disposition of our ordinary shares that are traded on an established securities market, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the IRS. In the event that an accrual basis U.S. Holder does not elect to be treated as a cash basis taxpayer (pursuant to the Treasury regulations applicable to foreign currency transactions), such U.S. Holder may have a foreign currency gain or loss for U.S. federal income tax purposes because of differences between the U.S. dollar value of the currency received prevailing on the trade date and the settlement date. Any such currency gain or loss would be treated as ordinary income or loss and would be in addition to the gain or loss, if any, recognized by such U.S. Holder on the sale or disposition of such ordinary shares.

Any foreign currency gain or loss a U.S. Holder realizes will be U.S. source ordinary income or loss.

Passive Foreign Investment Companies

If we were to be classified as a ‘‘passive foreign investment company’’, or a PFIC, in any taxable year, a U.S. Holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could otherwise derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.  We will be considered a PFIC, for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets that produce passive income. Included in the calculation of our income and assets is our proportionate share of the income and assets of each corporation in which we own, directly or indirectly, at least a 25% interest, by value. If we were determined to be a PFIC for U.S. federal income tax purposes, unfavorable and highly complex rules would apply to U.S. Holders owning ordinary shares directly or indirectly. Accordingly, you are urged to consult your tax advisors regarding the application of such rules.

Based on our current and projected income, assets and activities, we believe that we are not currently a PFIC, nor do we expect to become a PFIC in the foreseeable future. However, because the determination of whether we are a PFIC is based upon the composition of our income and assets from time to time, there can be no assurance that we will not become a PFIC for any future taxable year.  In particular, in determining the average quarterly value of our gross assets, the aggregate value of our assets will generally be deemed to be equal to the sum of the aggregate value of our outstanding shares (our “market capitalization”) plus our liabilities.  We intend to take the position that the excess of our market capitalization plus liabilities over the book value of our assets may generally be treated as non-passive assets to the extent of our non-passive activities.  Accordingly, we may become a PFIC if our market capitalization were to decrease significantly while we hold substantial cash.

If we are treated as a PFIC for any taxable year, dividends would not qualify for the reduced tax rate on qualified dividend income, discussed above, and, unless you elect either to treat your investment in ordinary shares as an investment in a "qualified electing fund" by making a “QEF election” or to "mark-to-market" your ordinary shares, as described below,

•
you would be required to allocate income recognized upon receiving certain dividends or gain recognized upon the disposition of ordinary shares ratably over your holding period for such ordinary shares,

•	the amount allocated to the current taxable year, and to any taxable years in your holding period prior to the first day in which we were treated as a PFIC will be treated as ordinary income, and

•
the amount allocated to each prior taxable year during which we are considered a PFIC would be subject to tax at the highest individual or corporate tax rate, as the case may be, and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year.

If we were a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares and any of our non-U.S. subsidiaries is also a PFIC, such U.S. Holder would generally be treated as owning a proportionate amount (by value) of the underlying shares of each such non-U.S. subsidiary classified as a PFIC for purposes of the application of these rules.  U.S. Holders are urged to consult their tax advisers regarding the application of the PFIC rules to any of our subsidiaries.

You would not be eligible to make a QEF election unless we comply with certain information reporting requirements. We do not intend to provide the information necessary for U.S. Holders to make QEF elections.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares, then in lieu of being subject to the tax and interest charge rules discussed above, a U.S. Holder may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such ordinary shares are “regularly traded” on a “qualified exchange.”  In general, our ordinary shares will be treated such as “regularly traded” for a given calendar year if more than a de minimis quantity of our ordinary shares is traded on a qualified exchange on at least 15 days during each calendar quarter of such calendar year.  Our ordinary shares are listed on the Tel Aviv Stock Exchange and the NASDAQ.  However, no assurance can be given that our ordinary shares will be regularly traded for purposes of the mark-to-market election.  In addition, because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

Alternatively, if the ordinary shares are considered "marketable stock" and if you elect to mark to market your ordinary shares, you will generally include in income, in each year in which we are considered a PFIC, any excess of the fair market value of your ordinary shares at the close of each tax year over your adjusted basis in the ordinary shares. If the fair market value of the ordinary shares had depreciated below your adjusted basis at the close of the tax year, you may generally deduct the excess of the adjusted basis of the ordinary shares over its fair market value at that time. However, such deductions would generally be limited to the net mark-to-market gains, if any, that you included in income with respect to such ordinary shares in prior years. A U.S. Holder’s adjusted tax basis in their ordinary shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules.  Income recognized and deductions allowed under the mark-to-market provisions, as well as any gain or loss on the disposition of ordinary shares with respect to which the mark-to-market election is made in a year in which we are classified as a PFIC, is treated as ordinary income or loss (except that loss on a disposition of ordinary shares is treated as capital loss to the extent the loss exceeds the net mark-to-market gains, if any, that you included in income with respect to such ordinary shares in prior years). Gain or loss from the disposition of ordinary shares (as to which a mark-to-market election was made) in a year in which we are no longer classified as a PFIC, will be capital gain or loss.

If a U.S. Holder owns our ordinary shares during any year in which we are a PFIC, the U.S. Holder generally must file an IRS Form 8621 with respect to the company, generally with the U.S. Holder’s federal income tax return for that year.  U.S. Holders should consult their tax advisers regarding whether we are a PFIC and the potential application of the PFIC rules.

Additional Tax on Investment Income

In addition to the income taxes described above, U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds will be subject to a 3.8% Medicare contribution tax on net investment income, which includes dividends and capital gains from the sale or exchange of our ordinary shares.

Backup Withholding and Information Reporting

Payments in respect of our ordinary shares may be subject to information reporting to the IRS and to U.S. backup withholding tax at the rate (currently) of 28%. Backup withholding will not apply, however, if you (i) are a corporation or fall within certain exempt categories, and demonstrate the fact when so required, or (ii) furnish a correct taxpayer identification number and make any other required certification.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s U.S. tax liability. A U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

U.S. individuals that hold certain specified foreign financial assets, including stock in a foreign corporation, with values in excess of certain thresholds are required to file with their U.S. federal income tax return Form 8938, on which information about the assets, including their value, is provided. Taxpayers who fail to file the form when required are subject to penalties. An exemption from reporting applies to foreign assets held through a financial institution. Investors are encouraged to consult with their own tax advisors regarding the possible application of this disclosure requirement to their investment in our ordinary shares.

The above description is not intended to constitute a complete analysis of all tax consequences relating to acquisition, ownership and disposition of our ordinary shares. You should consult your tax advisor concerning the tax consequences of your particular situation.

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

The financial statements of one of our foreign subsidiaries, whose functional currency has been determined to be its local currency, have been translated into U.S. dollars. Assets and liabilities have been translated using the exchange rates in effect at the balance sheet date. Statements of operations amounts have been translated using specific rates. The resulting translation adjustments are reported as a component of equity in accumulated other comprehensive income (loss).

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

During the year ended December 31, 2013, we recognized a net income of $1.9 million related to the effective portion of our hedging instruments. The effective portion of the hedged instruments was included as an offset to payroll expenses and other operating expenses in the statement of operations. The ineffective portion of the hedged instrument during the year ended December 31, 2013 was immaterial and was recorded as a financial income. As of December 31, 2013, we do not have any open hedging instruments.

The table below details our balance sheet exposure by currency and interest rates:

	Expected Maturity Dates
	2014	2015	2016	2017	2018 and thereafter
	(In thousands)
Assets:
Restricted cash - in U.S. dollars	17,654	6,000	-	-	-
Weighted interest rate	0.17%	0.14%	-	-	-

In other currency	1,237	187	-	-	92
Weighted interest rate	1.36%	8.24%	-	-	7.92%
Restricted cash held by Trustees In other currency	3,221
Weighted interest rate	0.00%
Liabilities:
Long-term loans (including current maturities)
In U.S. dollars	4,000	4,000	4,000	4,000	16,000
Weighted interest rate	4.77%	4.77%	4.77%	4.77%	4.77%
In other currency	665	675	685	671	1,220
Weighted interest rate	3.83%	3.89%	3.95%	3.86%	2.99%

ITEM 12:	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13:	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14:	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15:	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended) as of December 31, 2013, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the rules of the Securities and Exchange Commission.

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

Our management assessed the effectiveness of our internal control over financial reporting, as of December 31, 2013.  In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on that assessment, our management concluded that as of December 31, 2013, our internal control over financial reporting is effective.

Below is the independent auditors’, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, audit report on the effectiveness of our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

GILAT SATELLITE NETWORKS LTD.

We have audited Gilat Satellite Networks Ltd.'s ("Gilat") internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the "COSO criteria"). Gilat's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management's report on internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, Gilat maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Gilat and its subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of operations and comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2013, and our report dated March 31, 2014, expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 31, 2014	A Member of Ernst & Young Global

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

We have adopted a Code of Ethics for executive and financial officers that also applies to all of our employees.  The Code of Ethics is publicly available on our website at www.gilat.com. Written copies are available upon request.  If we make any substantive amendments to the Code of Ethics or grant any waivers, including any implicit waiver, from a provision of this code to our chief executive officer, chief financial officer or corporate controller, we will disclose the nature of such amendment or waiver on our website. Our Code of Ethics includes a whistleblower policy which provides an anonymous means for employees and others to communicate with various bodies within our company, including our Audit Committee.

ITEM 16C:            PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Fees Billed by Independent Auditors

The following table sets forth, for each of the years indicated, the fees billed to us by our independent auditors and the percentage of each of the fees out of the total amount paid to the auditors.
	Year Ended December 31,
	2013		2012
Services Rendered	Fees	Percentages	Fees	Percentages
Audit fees (1)	$831,604	83.96%	$992,106	94.76%
Tax fees (2)	$144,638	14.60%	$54,880	5.24%
Other (3)	$14,233	1.44%	-	-
Total	$990,475	100%	$1,046,986	100%

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

(3)
Other fees are fees for professional services other than audit or tax related fees, rendered in connection with our business activities; such fees in 2013 were mainly related to review of the implementation of a new accounting system.

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

In the year ended December 31, 2013, neither we nor any affiliated purchaser purchased any of our securities.

ITEM 16F:             CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

Under NASDAQ Marketplace Rule 5615(a)(3) or Rule 5615(a)(3), foreign private issuers, such as our company, are permitted to follow certain home country corporate governance practices in lieu of certain requirements of Listing Rule 5600 Series, with the exception of those rules which are required to be followed pursuant to the provisions of Listing Rule 5615(a)(3).

We have elected to follow Israeli law and practice instead of the requirements of Listing Rule 5600 Series, as described below:

•
The requirement to obtain shareholder approval for the establishment or material amendment of certain equity based compensation plans and arrangements, under which shares may be acquired by officers, directors, employees or consultants. Under Israeli law and practice, the approval of the board of directors is required for the establishment or material amendment of such equity based compensation plans and arrangements. However, any equity based compensation arrangement with a director or the material amendment of such an arrangement must be approved by our Compensation and Stock Option Committee, Board of Directors and shareholders, in that order.

•
The requirements regarding the director nominations process.  We do not have a nomination committee. Under Israeli law and practice, our Board of Directors is authorized to recommend to our shareholders director nominees for election, and certain of our shareholders may nominate candidates for election as directors by the general meeting of shareholders.

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

4.5
Summary of material provisions of an amendment dated February 7, 2013 to the loan documents between Gilat Satellite Networks Ltd. and First International Bank of Israel, dated December 14, 2010. Previously filed as Exhibit 4.5 to our Annual Report on Form 20-F for the fiscal year ending December 31, 2012, which Exhibit is incorporated herein by reference

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

Date: March 31, 2014

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

GILAT SATELLITE NETWORKS LTD.

We have audited the accompanying consolidated balance sheets of Gilat Satellite Networks Ltd. (the "Company") and its subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of operations and comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2013 and 2012, and the consolidated results of their operations and their cash flows, for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 31, 2014, expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 31, 2014	A Member of Ernst & Young Global

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2013	2012

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$58,424	$66,968
Restricted cash	18,891	1,880
Restricted cash held by trustees	3,221	1,664
Trade receivables, net	56,466	52,737
Inventories	27,141	23,128
Other current assets	10,143	23,058
Current assets of discontinued operations	-	49,057

Total current assets	174,286	218,492

LONG-TERM INVESTMENTS AND RECEIVABLES:
Severance pay funds	9,856	9,703
Long-term restricted cash	6,279	401
Other long-term receivables	278	213

Total long-term investments and receivables	16,413	10,317

PROPERTY AND EQUIPMENT, NET	85,369	87,191

INTANGIBLE ASSETS, NET	28,830	34,773

GOODWILL	63,870	63,870

Total assets	$368,768	$414,643

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2013	2012
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term bank credit	$-	$3,517
Current maturities of long-term loans	4,665	7,963
Trade payables	20,900	22,160
Accrued expenses	16,748	21,451
Short-term advances from customers held by trustees	-	4,448
Other current liabilities	54,666	32,346
Liabilities of discontinued operations	-	18,206

Total current liabilities	96,979	110,091

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	31,251	40,747
Accrued severance pay	9,628	9,513
Other long-term liabilities	4,877	12,335

Total long-term liabilities	45,756	62,595

COMMITMENTS AND CONTINGENCIES

EQUITY:
Share capital -
Ordinary shares of NIS 0.2 par value: Authorized - 90,000,000 shares at December 31, 2013 and 2012; Issued and outstanding – 42,125,774 and 41,700,100 shares at December 31, 2013 and 2012, respectively	1,932	1,909
Additional paid-in capital	873,045	869,822
Accumulated other comprehensive income	1,591	2,864
Accumulated deficit	(650,535)	(632,638)

Total equity	226,033	241,957

Total liabilities and equity	$368,768	$414,643

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2013	2012	2011

Revenues:
Products	$133,554	$155,691	$174,313
Services	101,312	115,875	71,018

Total revenues	234,866	271,566	245,331

Cost of revenues:
Products	86,304	96,805	93,989
Services	68,906	76,832	48,409

Total cost of revenues	155,210	173,637	142,398

Gross profit	79,656	97,929	102,933

Operating expenses:
Research and development, net	27,900	29,241	31,701
Selling and marketing	32,214	34,988	35,370
General and administrative	23,071	23,618	24,738
Restructuring costs	564	315	398
Impairment of goodwill and intangible assets	-	31,879	17,846

Total operating expenses	83,749	120,041	110,053

Operating loss	(4,093)	(22,112)	(7,120)

Financial expenses, net	(6,239)	(3,432)	(3,235)
Other income	-	2,729	8,074

Loss before taxes on income	(10,332)	(22,815)	(2,281)
Tax benefit	(755)	(1,893)	(430)

Net loss from continuing operations	(9,577)	(20,922)	(1,851)
Net loss from discontinued operations	(8,320)	(2,270)	(3,999)
Net loss	$(17,897)	$(23,192)	$(5,850)

Net loss per share (basic and diluted):
Continuing operations	$(0.23)	$(0.51)	$(0.04)
Discontinued operations	$(0.20)	$(0.05)	$(0.10)
Total loss per share	$(0.43)	$(0.56)	$(0.14)

Weighted average number of shares used in computing net loss per share:
Basic	41,960,925	41,410,409	40,929,056
Diluted	41,960,925	41,410,409	40,929,056

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands

	Year ended December 31,
	2013	2012	2011

Net loss	$(17,897)	$(23,192)	$(5,850)
Other comprehensive income (loss):
Foreign currency translation adjustments	90	161	566
Reclassification adjustments for realized loss (gain) on hedging instruments, net	(1,931)	748	154
Unrealized gain (loss) on hedging instruments, net	568	1,414	(953)

Total Comprehensive loss	$(19,170)	$(20,869)	$(6,083)

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share data)

	Number of Ordinary shares (in thousands)	Share capital	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total shareholders' equity

Balance as of January 1, 2011	40,698	$1,855	$865,080	$774	$(603,596)	$264,113
Issuance of restricted share units (RSU)	484	27	-	-	-	27
Stock-based compensation of options and RSUs related to employees and non- employees	-	-	2,009	-	-	2,009
Conversion of convertible subordinated notes	**) -	*) -	9	-	-	9
Comprehensive loss	-	-	-	(233)	(5,850)	(6,083)

Balance as of December 31, 2011	41,182	1,882	867,098	541	(609,446)	260,075
Issuance of restricted share units (RSU)	459	24	-	-	-	24
Stock-based compensation of options and RSUs related to employees and non- employees	-	-	2,445	-	-	2,445
Conversion of convertible subordinated notes	3	*) -	52	-	-	52
Exercise of stock options	56	3	227	-	-	230
Comprehensive loss	-	-	-	2,323	(23,192)	(20,869)

Balance as of December 31, 2012	41,700	1,909	869,822	2,864	(632,638)	241,957
Issuance of restricted share units (RSU)	271	15	-	-	-	15
Stock-based compensation of options and RSUs related to employees and non- employees	-	-	2,665	-	-	2,665
Exercise of stock options	155	8	558	-	-	566
Comprehensive loss	-	-	-	(1,273)	(17,897)	(19,170)

Balance as of December 31, 2013	42,126	$1,932	$873,045	$1,591*** )	$(650,535)	$226,033

*)	Represents an amount lower than $ 1.
**)	Represents an amount lower than 1 thousand shares.
***)	As of December 31, 2013 the comprehensive loss consists only of foreign currency translation adjustments.

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2013	2012	2011
Cash flows from continuing operations

Cash flows from operating activities:

Net loss from continuing operations	$(9,577)	$(20,922)	$(1,851)
Adjustments required to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	17,559	18,672	19,524
Impairment of goodwill and other intangible assets	-	31,879	17,846
Gain from the sale of investment accounted for at cost	-	-	(3,034)
Stock-based compensation of options and RSUs related to employees and non- employees	2,268	1,934	1,498
Accrued severance pay, net	(38)	88	(285)
Accrued interest and exchange rate differences on restricted cash and deposits, net	307	(209)	500
Exchange rate differences on long-term loans	157	90	(112)
Capital loss from disposal of property and equipment	48	43	234
Deferred income taxes	(2,733)	(3,656)	(192)
Increase in trade receivables, net	(4,228)	(11,735)	(2,264)
Decrease (increase) in other assets (including short-term, long-term and deferred charges)	10,740	(3,293)	(4,893)
Decrease (increase) in inventories	(6,502)	2,025	(5,244)
Increase (decrease) in trade payables	(1,225)	(727)	7,455
Increase (decrease) in accrued expenses	(4,703)	250	1,762
Increase (decrease) in advances from customers held by trustees, net	(4,448)	2,897	547
Increase (decrease) in other accounts payable and other long-term liabilities	18,772	2,621	(6,768)

Net cash provided by operating activities	16,397	19,957	24,723

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2013	2012	2011
Cash flows used in investing activities:

Purchase of property and equipment	(4,063)	(3,965)	(6,284)
Proceeds from sale of investment accounted for at cost	-	-	3,034
Investment in restricted cash (including long-term)	(25,961)	(903)	(18,180)
Proceeds from restricted cash (including long-term)	2,975	3,355	17,391
Proceeds from working capital adjustment to subsidiary purchase price	-	-	1,465
Investment in restricted cash held by trustees	(17,587)	(35,442)	(11,737)
Proceeds from restricted cash held by trustees	13,744	35,447	10,660
Purchase of intangible assets	(16)	(89)	(38)

Net cash used in investing activities	(30,908)	(1,597)	(3,689)

Cash flows used in financing activities:

Exercise of stock options and issuance of restricted share units	581	254	27
Payment of obligation related to the purchase of intangible asset	(500)	-	-
Repayment of convertible subordinated notes	-	(14,322)	(835)
Short-term bank credit, net	(3,518)	546	842
Proceeds from long-term loans	-	10,000	-
Repayment of long-term loans	(12,950)	(6,452)	(1,225)

Net cash used in financing activities	(16,387)	(9,974)	(1,191)

Cash flows from discontinued operations

Net cash provided by (used in) operating activities	(5,996)	1,614	(16,126)
Net cash provided by (used in) investing activities	15,791	999	(4,276)
Net cash provided by financing activities	12,884	-	-
	22,679	2,613	(20,402)
Effect of exchange rate changes on cash and cash equivalents	(325)	(262)	(448)

Increase (decrease) in cash and cash equivalents	(8,544)	10,737	(1,007)
Cash and cash equivalents at the beginning of the year	66,968	56,231	57,238

Cash and cash equivalents at the end of the year	$58,424	$66,968	$56,231

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2013	2012	2011
Supplementary cash flow activities:

(1) Cash paid during the year for continuing operations:

Interest	$2,154	$4,135	$2,306

Income taxes	$730	$602	$484

(2) Non-cash transactions:

Conversion of long-term convertible subordinated notes	$-	$52	$9

Classification from inventories to property and equipment	$3,778	$2,050	$1,997

Classification from property and equipment to inventories	$691	$858	$110

Purchase of intangible assets	$-	$1,505	$-

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:	GENERAL

a.	Organization:

Gilat Satellite Networks Ltd. (the "Company" or "Gilat") and its subsidiaries (the "Group") is a global provider of Internet Protocol, or IP, based digital satellite communication and networking products and services. The Group designs, produces and markets or very small aperture terminals, or VSATs, and related VSAT network equipment. VSATs are earth based terminals that transmit and receive broadband, Internet, voice, data and video via satellite. VSAT networks combine a large central earth station, called a hub, with multiple remote sites (ranging from tens to thousands of sites), which communicate via satellite. In addition, following the acquisition of Raysat Antenna Systems ("RAS") on July 1, 2010, the Group develops and provides Satcom-on-the-Move antenna solutions. Following the acquisition of Wavestream Corp. ("Wavestream") on November 29, 2010, the Group develops and designs high power solid state amplifiers for military and commercial broadband communications, radar and imaging.

Gilat was incorporated in Israel in 1987 and launched its first generation VSAT in 1989. For a description of principal markets and customers, see Note 14.

Commencing in 2012, in accordance with the Company organizational changes instituted that year, the Company's business is managed and reported as three separate reportable segments, comprised of the Company's named Commercial, Defense and Services Divisions:

•
Commercial Division provides mainly VSAT networks, satellite communication products and associated professional services to service providers and operators worldwide, including consumer Ka-band initiatives worldwide.

•
Defense Division provides satellite communication products and solutions to defense and homeland security organizations worldwide and also includes, Wavestream, which provides its products mainly to defense and homeland security organizations.

•	Service Division comprised of service businesses in Peru and Colombia, which offer rural telephony and Internet access solutions.

In December 2, 2013, the Company sold its subsidiary, Spacenet Inc. or Spacenet, to SageNet of Tulsa, LLC for approximately $ 16,000, subject to certain post-closing adjustments and expenses that have not been concluded yet. The Company recorded a loss of $ 1,385 as a result of this sale. The Company previously provided managed network communications services through Spacenet utilizing satellite wireline and wireless networks and associated technology mainly in the United States. Spacenet was sold in order to allow the Company to better focus its assets and management attention on its core business strategy and strategic target markets.

Spacenet's operation was previously included in the Service Division segment. Following the sale, Spacenet's results of operations and statement of financial position balances are disclosed as a discontinued operation, including the resulting loss from the sale. All prior periods comparable results of operation, assets and liabilities have been retroactively included in discontinued operations.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:	GENERAL (Cont.)

b.	Discontinued Operation:

Under ASC 205, "Presentation of Financial Statements - Discontinued Operation" when a component of an entity, as defined in ASC 205, has been disposed of or is classified as held for sale, the results of its operations, including the gain or loss on its  component are classified as discontinued operations and the assets and liabilities of such component are classified as assets and liabilities attributed to discontinued operations; that is, provided that the operations, assets and liabilities and cash flows of the component have been eliminated from the Company's consolidated operations and the Company will have no significant continuing involvement in the operations of the component.

The major classes of assets and liabilities of Spacenet that were classified as discontinued operations were:

December 31,
2012

CURRENT ASSETS:
Restricted cash	$1,914
Trade receivables, net	8,254
Inventories	1,845
Other current assets	6,082

Total current assets of discontinued operations	18,095

LONG-TERM ASSETS
Long-term restricted cash	750
Long term trade receivables, receivables in respect of capital lease and other receivables	19,568
Property and equipment, net	7,536
Intangible assets	1,218
Goodwill	1,890

Total long term assets of discontinued operations	30,962

CURRENT LIABILITIES:
Trade payables	1,080
Accrued expenses	2,902
Other current liabilities	7,990

Total current liabilities of discontinued operations	11,972

LONG TERM LIABILITIES OF DISCONTINED OPERATIONS	6,234

Net assets of discontinued operations	$30,851

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1: -	GENERAL (Cont.)

The results of the discontinued operations for the periods ended December 2, 2013 and the years ended 31, 2012 and 2011, are presented below:

	Period Ended December 2,	Year Ended December 31,
	2013	2012	2011

Revenues	$67,865	$76,797	$93,870

Cost of revenues	54,996	61,726	75,176

Gross profit	12,869	15,071	18,694

Operating costs and expenses:
Selling and marketing	7,753	7,643	11,153
General and administrative	11,758	10,457	11,306
Restructuring and other charges	-	-	1,451

Total operating expenses	19,511	18,100	23,910

Operating loss	(6,642)	(3,029)	(5,216)
Loss from disposal of subsidiary	(1,385)	-	-
Financial income (expenses), net	(255)	790	1,304

Loss before taxes on income	(8,282)	(2,239)	(3,912)

Taxes on income	38	31	87

Net loss	$(8,320)	$(2,270)	$(3,999)

c.	Impairment of goodwill and technology related to Wavestream

The continuing pressure on the Department of Defense (DoD) budget in the United State along with uncertainties regarding the DoD's future spending as well as other elements, were reflected in the reduction of Wavestream's revenues and operating results in 2012 and in 2011. This led the Company to evaluate the value of Wavestream's tangible and intangible assets based on the future undiscounted cash flows expected to be generated by the assets in accordance with ASC 360 "Property, Plant and Equipment". The projected undiscounted cash flows as of December 31, 2012 indicated that the carrying amount of the technology deemed to be impaired. In order to assess the amount of the impairment, the Company estimated the fair value of the technology using the discounted cash flow method and as a result the Company recorded an impairment loss of $ 7,948.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1: -	GENERAL (Cont.)

In addition, in accordance with ASC 350 "Intangibles - Goodwill and Others", the Company performed its annual goodwill impairment test as of December 31, 2013. As a result of such impairment test in 2013 no impairment loss was recorded. As of December 31, 2012 and December 31, 2011 the Company recorded goodwill impairment losses of $ 23,931 and $ 17,846, respectively, attributed to Wavestream reporting unit.

The material assumptions used for the income approach for 2013, 2012 and 2011 were five (5) years of projected cash flows, a long-term growth rate of 4% and a discount rate of 14.5%, 13.5% and 12.5%, respectively.

The impairment losses recorded in 2012 and in 2011 were recorded as part of "Impairment of goodwill and intangible assets" in the Statement of Operations and are attributed to the Defense segment.

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

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"), followed on a consistent basis.

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

The financial statements of a foreign subsidiary, whose functional currency has been determined to be its local currency, have been translated into dollars. Assets and liabilities have been translated using the exchange rates in effect at the balance sheet date. Statements of operations amounts have been translated using specific rates. The resulting translation adjustments are reported as a component of equity in accumulated other comprehensive income (loss).

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

In general, a VIE is a corporation, partnership, limited-liability corporation, trust, or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that is unable to make significant decisions about its activities, (3) has a group of equity owners that does not have the obligation to absorb losses or the right to receive returns generated by its operations or (4) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity's activities (for example, providing financing or buying assets) either involve or are conducted on behalf of an investor that has disproportionately fewer voting rights.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ASC 810 requires a VIE to be consolidated by the party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) that has both of the following characteristics: a) the power to direct the activities of a VIE that most significantly impact the VIE's economic performance and b) the obligation to absorb losses of the VIE that could potentially be significant to the VIE, or the right to receive benefits from the VIE that could potentially be significant to the VIE.

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

Most of the activity of Gilat Colombia consists of operating subsidized projects for the governmental authority, Compartel (collectively, the Compartel Projects).  The Compartel Projects were originally awarded to Gilat’s Colombian subsidiaries in 1999 and 2002 and were extended several times. Additional Compartel project that was awarded to the subsidiary in 2011 was completed in December 2013 and the current Compartel project was awarded to the subsidiary in 2013.

As required by the Projects' bid documents, the Group established trusts (the "Trusts") and entered into governing Trust Agreements (one for each project awarded) (collectively, the "Trust Agreements"). The Trusts were established for the purpose of holding the network equipment, processing payments to subcontractors, and holding the funds received through the subsidy (the "Subsidy") until they are released in accordance with the terms of the Subsidy and paid to the Group. The Trusts are a mechanism to allow the Colombia government to review amounts to be paid with the Subsidy and verify that such funds are used in accordance with the transaction document of the project and the terms of the Subsidy. Gilat Colombia generates revenues from the Subsidy, as well as from the use of the network that Gilat Colombia operates.

The Trusts are considered VIEs and Gilat Colombia is identified as the primary beneficiary of the Trusts.

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

As of December 31, 2013 and December 31, 2012, the Trusts' assets amounted to $ 3,221 and $ 6,074, respectively. These assets are consolidated within the financial statements of the Company and are classified as "Restricted cash held by trustees" and "Other current assets".

As of December 31, 2012, the Trusts' liabilities amounted to $ 4,448. These liabilities are consolidated within the financial statements of the Company and mainly classified as "Short-term advances from customers, held by trustees".

As of December 31, 2013, the Trusts didn't have any liabilities.

d.	Cash and cash equivalents:

Cash equivalents are short-term highly liquid investments that are not restricted as to withdrawals or use with maturities of three months or less at the date acquired.

e.	Short-term and long-term restricted cash:

Short-term restricted cash is primarily invested in certificates of deposit, which mature within one year. As of December 31, 2013, the vast majority of this amount was linked to the dollar. Such certificates of deposit are used as collateral for the lease of the Group's offices, performance guarantees to customers and loans, and bears weighted average interest rates of 0.24% and 2.19% as of December 31, 2013 and 2012, respectively.

Long-term restricted cash is primarily invested in certificates of deposit, which mature in more than one year. As of December 31, 2013, the vast majority of the amount is linked to the dollar. It bears annual weighted average interest rates of 0.5% and 6.23% as of December 31, 2013 and 2012, respectively. Such certificates of deposit are used as collateral for the lease of the Group's offices, performance guarantees to customers and loans.

f.	Restricted cash held by trustees:

As of December 31, 2013 and 2012, short-term restricted cash held by trustees is invested in a savings bank account linked to the Colombian Peso. The restricted cash is being released based upon performance milestones as stipulated in the agreements with the government of Colombia.

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

The Group's investments in other companies are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable in accordance with ASC 325, "Investments - Other". Any impairment loss is recognized in the consolidated statements of operations. As of December 31, 2013 and 2012, the investment in these companies was nil.

i.	Property and equipment, net:

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

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Intangible assets:

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

Years

Technology	7.9
Customer relationships	6.8
Marketing rights and patents	12.1
Backlog	1.0

As for the impairment loss related to Wavestream's technology recorded in 2012, see note 1c.

Regarding the Company's accounting policy for impairment of intangible assets see note 2l.

k.	Goodwill:

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

As for the goodwill impairment loss recorded in 2012 and 2011, see note 1c and note 6.

l.	Impairment of long-lived assets and long-lived assets to be disposed of:

The Group's long-lived assets are reviewed for impairment in accordance with ASC 360, "Property, Plant and Equipment" ("ASC 360"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. Such measurement includes significant estimates. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. However, the carrying amount of a group of assets is not to be reduced below its fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. (See also Note 2j).

As for the impairment loss related to Wavestream's technology recorded in 2012, see note 1c.

In 2013 and 2011, no impairment losses were identified.

m.	Contingencies

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

The Company is adopting Accounting Standards Update (''ASU'') No. 2009-13, ''Multiple-Deliverable Revenue Arrangements'' (''ASU 2009-13'') as of the beginning of fiscal 2011 on a prospective basis for new and materially modified transaction originating after January 1, 2011.

For 2011 and future periods, pursuant to the guidance of ASU 2009-13, when a sales arrangement contains multiple elements, such as equipment and services,  the Company allocates revenues to each element based on a selling price hierarchy. The selling price for a deliverable is based on its vendor specific objective evidence (''VSOE'') if available, third party evidence (''TPE'') if VSOE is not available, or estimated selling price (''ESP'') if neither VSOE nor TPE is available. In multiple element arrangements, revenues are allocated to each separate unit of accounting for each of the deliverables using the relative selling prices of each of the deliverables in the arrangement based on the aforementioned selling price hierarchy. Where VSOE or TPE does not exist the Group establishes ESP, based on management judgment, considering internal factors such as margin objectives, pricing practices and etc.

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

Deferred revenue and advances from customers represent amounts received by the Group when the criteria for revenue recognition as described above are not met and are included in "Other current liabilities" and "Other long-term liabilities". When deferred revenue is recognized as revenue, the associated deferred charges are also recognized as cost of sales.

o.	Shipping and advertising expenses:

Selling and marketing expenses include shipping expenses in the amounts of $ 4,047, $ 3,808 and $ 2,065 for the years ended December 31, 2013, 2012 and 2011, respectively.

Advertising costs are expensed as incurred. Advertising expenses amounted to $ 412, $ 479 and $ 678 for the years ended December 31, 2013, 2012 and 2011, respectively.

p.	Warranty costs:

Generally, the Group provides product warranties for periods between twelve to eighteen months at no extra charge. A provision is recorded for estimated warranty costs based on the Group's experience. Warranty expenses for the years ended December 31, 2013, 2012 and 2011 were immaterial.

q.	Research and development expenses:

Research and development expenses, net of grants received, are charged to expenses as incurred.

r.	Grants:

The Group receives royalty-bearing and non-royalty-bearing grants from the Government of Israel and from other funding sources, for approved research and development projects. These grants are recognized at the time the Group is entitled to such grants on the basis of the costs incurred or milestones achieved as provided by the relevant agreement and included as a deduction from research and development expenses.

Research and development grants deducted from research and development expenses amounted to $ 1,591, $ 3,055 and $ 3,375 in the years ended December 31, 2013, 2012 and 2011, respectively.

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

The Group recognizes compensation expenses for the value of its awards , based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

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

ASC 740-10, applies to all tax positions related to income taxes. This includes tax positions considered to be "routine" as well as those with a high degree of uncertainty. ASC 740-10 has expanded disclosure requirements, which include a tabular roll forward of the beginning and ending aggregate unrecognized tax benefits as well as specific detail related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit will significantly increase or decrease within twelve months (See also Note 11).

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

The Group also has restricted cash held by trustees, which is invested in Colombian Pesos with major banks in Colombia. As of December 31, 2013, restricted cash held by the trustees amounted to $ 3,221. The Group is entitled to receive the restricted cash held by the trustee in stages based upon operational milestones. The cash held in the trusts is reflected in the Company's balance sheet as "Restricted cash held by trustees".

Trade receivables and other long-term receivables of the Group are mainly derived from sales to major customers located in the North America, Europe, Asia and Asia Pacific, South and Central America and Africa. The Group performs ongoing credit evaluations of its customers and obtains letters of credit and bank guarantees for certain receivables. An allowance for doubtful accounts is determined with respect to specific debts that the Group has determined to be doubtful of collection.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

During 2013 and 2012, the Company entered into hedging contracts, with major banks in Israel, in order to hedge portions of its anticipated NIS payroll payments. These contracts are designated as cash flow hedges. Those contracts mature at the time in which the related salary payments are paid. See also Note 2z and Note 8.

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

Severance pay expenses for the years ended December 31, 2013, 2012 and 2011, amounted to approximately $ 2,881, $ 2,802 and $ 2,695, respectively.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

401K profit sharing plans:

The Group has a number of savings plans in the United States that qualify under Section 401(k) of the Internal Revenue Code. U.S employees may contribute up to 100% of their pretax salary, but not more than statutory limits. Generally, the Group contributes one dollar for each dollar a participant contributes in this plan, in an amount of up to 3% of salary and in addition, in some plans, it contributes fifty cents for each dollar a participant contributes in this plan, for an additional 3%. Matching contributions for all the plans were approximately $ 317, $ 351 and $ 471for the years ended 2013, 2012 and 2011, respectively. Matching contributions are invested in proportion to each participant's voluntary contributions in the investment options provided under the plan.

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

The carrying amounts of the Group's long-term borrowing arrangements, other long-term receivables and long-term restricted cash approximate their fair value. The fair value was estimated using discounted cash flow analysis, based on the Group's incremental borrowing rates for similar borrowing or investing arrangements.

x.	Restructuring Costs:

During the fourth quarters of 2013, 2012 and 2011, the Company initiated restructuring plans to improve its operating efficiency at its various operating sites and to reduce its operating expenses. The Company has accounted for the restructuring plan in accordance with ASC 420, "Exit or Disposal Cost Obligations". (see also Note 10).

y.	Net earnings (loss) per share:

Basic net earnings (loss) per share are computed based on the weighted average number of Ordinary shares outstanding during each period. Diluted net earnings (loss) per share are computed based on the weighted average number of Ordinary shares outstanding during each period, plus dilutive potential Ordinary shares considered outstanding during the period, in accordance with ASC 260, "Earning per Share" ("ASC 260"). The total weighted average number of shares related to the outstanding options excluded from the calculations of diluted net earnings (loss) per share, as they would have been anti-dilutive, was 6,832,576, 6,833,367 and 5,750,076 for the years ended December 31, 2013, 2012 and 2011, respectively.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following table sets forth the computation of basic and diluted net earnings (loss) per share:

1.	Numerator:

	Year ended December 31,
	2013	2012	2011
Numerator for basic and diluted net loss per share -
Net loss available to holders of Ordinary shares:
From continuing operations	$(9,577)	$(20,922)	$(1,851)
From discontinued operations	(8,320)	(2,270)	(3,999)

	(17,897)	(23,192)	(5,850)

2.	Denominator (number of shares in thousands):

Denominator for basic net loss per share -
Weighted average number of shares	41,961	41,410	40,929
Add-employee stock options and convertible subordinated notes	*) -	*) -	*) -

Denominator for diluted net earnings (loss) per share - adjusted weighted average shares assuming exercise of options	41,961	41,410	40,929

*)	Anti-dilutive.

z.	Derivatives and hedging activities:

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

The Company measured the fair value of the contracts in accordance with ASC No. 820, "Fair Value Measurement and Disclosure" ("ASC 820") at Level 2. Level 2- includes other inputs that are directly or indirectly observable in the marketplace. As of December 31, 2013 the Group does not have any open contracts.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

aa.	Comprehensive income:

The Company accounts for comprehensive income in accordance with ASC No. 220, "Comprehensive Income". Comprehensive income generally represents all changes in shareholders' equity during the period except those resulting from investments by, or distributions to, shareholders. The Company determined that its items of other comprehensive income relate to gains and losses on hedging derivative instruments and unrealized gains and foreign currency translation adjustments.
The following table shows the components of Accumulated other comprehensive income, as of December 31, 2013:

	Year ended December 31, 2013
	Foreign currency translation adjustments	Unrealized gains (losses) on cash flow hedges	Total

Beginning balance	$1,501	$1,363	$2,864
Other comprehensive income (loss) before reclassifications	90	568	658
Amounts reclassified from accumulated other comprehensive income	-	(1,931)	(1,931)

Net current-period other comprehensive loss	90	(1,363)	(1,273)

Ending balance	$1,591	$-	$1,591

ab.	First time adoption of Accounting Standards:

In February 2013, the Financial Accounting Standards Board (FASB) issued ASU 2013-02, "Comprehensive Income (Topic 220), Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income" (ASU 2013-02), which is effective for annual and interim reporting periods beginning after December 15, 2012. This guidance requires companies to report, in one place, information about reclassifications out of accumulated other comprehensive income (AOCI). Companies are also required to present reclassifications by component when reporting changes in AOCI balances. For significant items reclassified out of AOCI to net income in their entirety in the period, companies must report the effect of the reclassifications on the respective line items in the statement where net income is presented. In certain circumstances, this can be done on the face of that statement. Otherwise, it must be presented in the notes. For items not reclassified to net income in their entirety in the period, companies must cross-reference in a note to other required disclosures.

The Company adopted this standard as of the beginning of fiscal year 2013. The effect of the adoption of the new standard on the financial results of the Company for the year ended December 31, 2013 resulted in additional disclosure.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ac.	Impact of recently issued accounting pronouncements:

In March 2013, FASB issued ASU 2013-05, "Foreign Currency Matters (Topic 830), Parent's Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity" (ASU 2013-05), which is effective for annual reporting periods beginning after December 15, 2013. These amendments specify that a cumulative translation adjustment (CTA) should be released into earnings when an entity ceases to have a controlling financial interest in a subsidiary or group of assets within a consolidated foreign entity and the sale or transfer results in the complete or substantially complete liquidation of the foreign entity. For sales of an equity method investment that is a foreign entity, a pro rata portion of the CTA attributable to the investment would be recognized in earnings when the investment is sold. When an entity sells either a part or all of its investment in a consolidated foreign entity, the CTA would be recognized in earnings only if the sale results in the parent no longer having a controlling financial interest in the foreign entity. In addition, the CTA should be recognized in earnings in a business combination achieved in stages (i.e., a step acquisition). The Company is currently assessing the impact of the revised guidance for fiscal years beginning after December 15, 2013.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In February 2013, FASB issued ASU 2013-11, Income Taxes (Topic 740), Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (ASU 2013-11), which is effective for annual reporting periods beginning after December 15, 2013. ASU 2013-11 will require the presentation of certain unrecognized tax benefits as reductions to deferred tax assets rather than as liabilities in the consolidated balance sheets when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The Company is currently evaluating the timing, transition method and impact of this new standard on its consolidated financial statements.

ad.	Reclassification:

Certain figures have been reclassified to conform to the 2013 presentation. The reclassification had no effect on previously reported net income (loss), equity or cash flows.

NOTE 3:-	INVENTORIES

a.	Inventories are comprised of the following:

	December 31,
	2013	2012

Raw materials, parts and supplies	$5,364	$8,552
Work in progress	5,036	1,404
Finished products	16,741	13,172

	$27,141	$23,128

b.	Inventory write-offs totaled $ 2,080, $ 1,332 and $ 377 in 2013, 2012 and 2011, respectively.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4:-	PROPERTY AND EQUIPMENT, NET

a.	Composition of property and equipment, grouped by major classifications, is as follows:

	December 31,
	2013	2012
Cost:

Buildings and land	$92,267	$92,087
Computers, software and electronic equipment	63,290	59,282
Equipment leased to others	63,128	54,684
Office furniture and equipment	8,524	7,245
Vehicles	506	523
Leasehold improvements	2,671	2,389

	230,386	216,210
Accumulated depreciation *)	145,017	129,019

Depreciated cost	$85,369	$87,191

*)	The accumulated depreciation of equipment leased to others as of December 31, 2013 and 2012 is $ 58,623 and $ 51,374, respectively.

b.	Depreciation expenses totaled $ 9,162, $ 8,554 and $ 8,716 in 2013, 2012 and 2011, respectively.

c.	As for pledges and securities, see also Note 12d.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5:-	INTANGIBLE ASSETS, NET

a.	Composition of intangible assets, grouped by major classifications, is as follows:

	December 31,
	2013	2012
Original amounts:

Technology *)	$42,504	$42,504
Customer relationships	4,466	4,466
Marketing rights and patents	3,421	3,405
Backlog	432	432

	50,823	50,807
Accumulated amortization:

Technology	18,321	13,344
Customer relationships	2,133	1,380
Marketing rights and patents	1,107	878
Backlog	432	432

	21,993	16,034

	$28,830	$34,773

*)	During 2012 the Company recorded an impairment loss of $ 7,948 related to Wavestream's technology (see also note 1c).

b.	Amortization expenses amounted to $ 8,397, $ 10,118 and $ 10,808 for the years ended December 31, 2013, 2012 and 2011, respectively.

c.	Estimated amortization expenses for the following years is as follows:

Year ending December 31,

2014	$5,861
2015	5,816
2016	5,771
2017	5,674
2018	3,275
2019 and thereafter	2,433

$28,830

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6:-	GOODWILL

	December 31,
	2013	2012	2011

Goodwill	$105,647	$105,647	$105,647
Accumulated impairment losses *)	(41,777)	(41,777)	(17,846)
	$63,870	$63,870	$87,801

*)	During the year ended December 31, 2012, the Company recorded an impairment loss of $ 23,931

NOTE 7:-	COMMITMENTS AND CONTINGENCIES

a.	Lease commitments:

Minimum lease commitments of certain subsidiaries under non-cancelable operating lease agreements with respect to premises occupied by them, at rates in effect subsequent to December 31, 2013, are as follows:

Lease
Year ending December 31,	Commitments

2014	$1,436
2015	925
2016	865
2017	204
2018 and after	298

$3,728

Rent expenses during the years ended December 31, 2013, 2012 and 2011 were $ 2,349, $ 2,501 and $ 2,976, respectively.

Some of the Group's lease agreements do not include renewal options.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:-	COMMITMENTS AND CONTINGENCIES (Cont.)

b.	Commitments with respect to space segment services:

Future minimum payments due for space segment services to be rendered subsequent to December 31, 2013, are as follows:

Year ending December 31,

2014	$5,722
2015	4,656
2016*)	1,571

$11,949

Space segment services expenses totaled $ 10,352, $ 12,932 and $ 7,861 in 2013, 2012 and 2011, respectively.

*)	The Group does not have any commitments with respect to space segments after 2016.

c.
In 2013 and 2012, the Company's primary material purchase commitments were with inventory suppliers. The Company's material inventory purchase commitments are based on purchase orders, or on outstanding agreements with some of the Company's suppliers of inventory. As of December 31, 2013 and 2012, the Company's major outstanding inventory purchase commitments amounted to $ 28,134 and $ 20,816, respectively, all of which were orders placed or commitments made in the ordinary course of its business. As of December 31, 2013 and 2012, $ 7,255 and $ 8,339, respectively, of these orders and commitments, were from suppliers which can be considered sole or limited in number.

d.	Royalty commitments:

The Company is committed to pay royalties to the Office of the Chief Scientist ("OCS") of the Ministry of Economy of the Government of Israel on proceeds from sales of products resulting from the research and development projects in which the OCS participated with royalty bearing grants. In the event that development of a specific product in which the OCS participated is successful, the Company will be obligated to repay the grants through royalty payments at the rate of 3% to 5% based on the sales of the Company, up to 100% of the grants received linked to the dollar. Grants are subject to interest at a rate equal to the 12 month LIBOR rate. The obligation to pay these royalties is contingent upon actual sales of the products and, in the absence of such sales, no payment is required.

As of December 31, 2013, the Company had a contingent liability to pay royalties in the amount of approximately $ 96 plus interest.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:-	COMMITMENTS AND CONTINGENCIES (Cont.)

The Company did not pay or accrue any amounts for such royalties during the years ended December 31, 2013, 2012 and 2011.

e.	Legal and tax contingencies:

1.
In September 2003, Nova Mobilcom S.A., or Mobilcom, filed a lawsuit in Brazil against Gilat do Brazil for a specific performance under a memorandum of understanding for performance of a government education project. The lawsuit is not for a specified amount.  The court ruled in favor of Gilat do Brazil.  Mobilcom filed an appeal to the State Court of Appeals, which appeal was rejected by Court. In September 2012, Mobilcom filed a Special Appeal, which was refused by the State Court of Appeals. In January 2013, Mobilcom filed an interlocutory appeal with the Superior Court of Justice. The case is currently awaiting the ruling of the Court. Based on external counsel's opinion, the Company’s management does not believe that this claim has any merits and is vigorously defending itself against the claims presented therein.

2.
In 2003, The Brazilian tax authority filed a claim against one of the Company's subsidiaries in Brazil, for alleged taxes due of approximately $4,000. In January 2004 and December 2005, the subsidiary filed its administrative defense, which was denied by the first and second level courts, respectively.  In September 2006, the subsidiary filed an annulment action seeking judicial cancellation of the claim. In May 2009, the subsidiary received notice of the court's first level decision, which cancelled a significant part of the claim, but upheld two items of the assessment. Under this decision, the subsidiary's principal liability was reduced to approximately $1,500. This decision was appealed by both the subsidiary and the tax authorities. In June 2012, the São Paulo Court of Appeals ruled against the subsidiary, which is an inactive company, accepting the claims of the tax authorities. Accordingly, as of December 31, 2013, the subsidiary faces an exposure of approximately $ 11,739, including interest, penalties, legal fees and exchange rate differences. In September 2012, the subsidiary filed an appeal to the Superior Court of Justice and to the Supreme Court.  Based on external counsel's opinion, the Company believes that it has reasonably possible chances of success to reverse the ruling of São Paulo Court of Appeals. The tax authorities issued a foreclosure certificate against the subsidiary and certain of its managers and representatives and decided that these individuals should be summoned to appear in court. Based on the external counsel's opinion, inclusion of any additional co-obligors in the tax foreclosure certificate is barred due to statute of limitation. Accordingly, the Company believes that the foreclosure procedure legally cannot be redirected to other Group entities and the managers, which have not been cited in the foreclosure certificate and, therefore, the chances that such redirection will lead to a loss recognition are remote.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:-	COMMITMENTS AND CONTINGENCIES (Cont.)

3.
In November 2009, a lawsuit was filed in the Central District Court in Israel by eight individuals and Israeli companies against the Company, all of its directors and its major shareholder, York and its affiliates. The plaintiffs claim damages based on the amounts they would have been paid had the merger agreement signed on March 31, 2008 closed. The lawsuit, seeking damages of approximately $12.4 million, is similar to the lawsuit and motion for its approval as a class action proceeding previously filed by the same group of Israeli shareholders in October 2008. That lawsuit and motion were withdrawn by the plaintiffs in July 2009 at the recommendation of the court, which questioned the basis for the lawsuit. In October 2013, the court dismissed the lawsuit in its entirety and awarded the Company with reimbursement of expenses.

4.
The Group has certain tax exposures in some of the jurisdictions in which it conducts business. Specifically, in certain jurisdictions in Latin America the Group is in the midst of different stages of audits and has received certain tax assessments. The tax authorities in these and in other jurisdictions in which the Group operates as well as the Israeli Tax Authorities may raise additional claims, which might result in increased exposures and ultimately, payment of additional taxes.

5.
The Group has accrued $ 7,888 and $ 8,070 as of December 31, 2013 and 2012, respectively, for the expected implications of such legal and tax contingencies. These accruals are comprised of $ 6,857 and 7,122 of tax related accruals and $ 1,031 and $ 948 of legal and other accruals as of December 31, 2013 and 2012, respectively. The accruals related to tax contingencies have been assessed by the Group's management based on the advice of outside legal and tax advisers. The total estimated exposure for the aforementioned tax related accruals is $ 22,540 and $ 26,102 as of December 31, 2013 and 2012, respectively. The estimated exposure for legal and other related accruals is $ 2,902 and $ 2,269 as of December 31, 2013 and 2012, respectively.

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

The exposures and provisions related to income taxes have been assessed and provided for in accordance with ASC 740-10. Liabilities related to legal proceedings, demands and claims and other taxes are recorded in accordance with ASC 450, "Contingencies" ("ASC 450"), when it is probable that a liability has been incurred and the associated amount can be reasonably estimated. The Group's management, based on its legal counsels' opinions', believes that it had provided an adequate accrual to cover the costs to resolve the aforementioned legal proceedings, demands and claims.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:-	COMMITMENTS AND CONTINGENCIES (Cont.)

f.	Pledges and securities - see Note 12d.

g.	Guarantees:

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

As of December 31, 2013, the aggregate amount of bank guarantees outstanding in order to secure the Group's various performance obligations was $ 30,254, including an aggregate of $ 20,923 on behalf of the subsidiary in Peru. The Group has $ 12,822 of restricted cash as collateral for these guarantees.

In order to guarantee the Group's performance obligations for its activities in Colombia, the Group secured insurance from a Colombian insurance company. The Group has provided the insurance company with various corporate guarantees, guaranteeing the Group's performance and its employee salary and benefit costs of approximately $ 22,300 and $ 4,900, respectively.

In addition, the Group has provided bank guarantees of $ 156 for certain leases throughout the world. The Group has restricted cash of $ 88 as collateral for these guarantees. The Group also provided other guarantees of $ 17,942 as of December 31, 2013, including an aggregate of $ 11,000 on behalf of the subsidiary in Colombia with $ 12,098 restricted cash as collateral for these guarantees.

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

During the years ended December 31, 2013, 2012 and 2011, the Company recognized net income (loss) of $ 1,903, $ (723) and $ (146), respectively, related to the effective portion of its hedging instruments. The effective portion of the hedged instruments has been included as an offset (addition) of payroll expenses and other operating expenses in the statement of operations.

The ineffective portion of the hedged instrument which recorded during the years ended December 31, 2013, 2012 and 2011, was immaterial and has been recorded as financial income (loss).

The total amount reclassified out of accumulated other comprehensive income (loss) to the statement of operations during the years ended December 31, 2013, 2012 and 2011 was $ 1,931, $ (748) and $ (154), respectively.

In accordance with ASC 820, foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments. As of December 31, 2013 the Group does not have any open contracts. As of December 31, 2012, the fair value of the hedging instruments in the Company's balance sheet constituted an asset of approximately $ 1,363.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:-	EQUITY

a.	Share capital:

Ordinary shares confer upon their holders voting rights, the right to receive cash dividends and the right to share in excess assets upon liquidation of the Company.

b.	Stock Option Plans:

Description of Plans

The Company had four stock option plans, the 1995 and the 2003 Stock Option and Incentive Plans and the 2005 and 2008 Stock Incentive Plans (the "Plans"). The 1995 Plan expired and there are no options outstanding under this plan.

The 2003 Plan expired in 2013 although there are still options outstanding under the plan.

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

In October 2008, the compensation stock option committee of the Company's Board of Directors approved the adoption of a new plan, the 2008 Plan with 1,000,000 shares or stock options available for grant and a sub-plan to enable qualified optionees certain tax benefits under the Israeli Income Tax Ordinance. Among the incentives that may be adopted are share options, performance share awards, performance share unit awards, restricted shares, restricted share unit awards and other stock-based awards. In October 2010 and April 2012 the Company's Board of Directors approved, in aggregate, a 3,000,000 shares increase in the number of shares or stock options available for grant under the 2008 Plan to a total of 4,000,000 shares available for future grants. As of December 31, 2013, an aggregate of 475,565 shares of the Company are still available for future grants under the 2008 Plan.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:-	EQUITY (Cont.)

Options granted under the Plans above vest quarterly over two to four years or annually over four years. The options expire six, seven or ten years from the date of grant. RSUs granted under the Plans above (excluding the 2003 plan) vest quarterly or annually over four years. Any options or RSUs, which are forfeited or canceled before expiration, become available for future grants.

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

Options granted to Employees and Non-employees

The fair value of the Company's stock options granted to employees for the years ended December 31, 2013, 2012 and 2011 was estimated using the following weighted average assumptions:

	Year ended December 31,
	2013	2012	2011

Risk free interest	0.90%	0.68%	0.99%
Dividend yields	0%	0%	0%
Volatility	46%	45%	44%
Expected term (in years)	5	5	5

No options were granted to non-employees during the years ended December 31, 2013 and December 31, 2011. The fair value of the Company's stock options granted to non-employees for the year ended December 31, 2012 was estimated using the following weighted average assumptions: risk free interest of 0.79%, dividend yield of 0%, volatility of 45% and expected term of 6.0 years.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:-	EQUITY (Cont.)

A summary of employee option balances under the Plans as of December 31, 2013 and changes during the year ended December 31, 2013 are as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value (in thousands)

Outstanding at January 1, 2013	5,879,798	$5.0	3.6	$3,831
Granted	40,000	$5.3
Exercised	(154,498)	$4.2
Expired	(151,900)	$5.0
Forfeited	(239,400)	$6.0

Outstanding at December 31, 2013	5,374,000	$5.0	2.7	$2,122

Exercisable at December 31, 2013	4,097,913	$5.4	2.1	$673

Vested and expected to vest at December 31, 2013	5,263,094	$5.0	2.8	$1,991

A summary of employee option balances under the Plans as of December 31, 2012 and 2011 and changes during the years ended on those dates are as follows:

	Year ended December 31,
	2012		2011
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Options outstanding at beginning of year	4,996,438	$5.5	4,204,114	$6.5
Granted	1,150,000	$3.4	900,000	$4.2
Exercised	(56,000)	$4.1	-
Expired	(8,938)	$77.6	(37,937)	$82.1
Forfeited	(201,702)	$5.7	(69,739)	$8.2

Options outstanding at end of year	5,879,798	$5	4,996,438	$5.5

Options exercisable at end of year	4,150,546	$5.6	4,030,521	$5.8

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:-	EQUITY (Cont.)

A summary of non-employee option balances under the Plans as of December 31, 2013 and changes during the year ended December 31, 2013 are as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value (in thousands)

Outstanding at January 1, 2013	35,000	$4.1	5.1	$46
Granted	-
Exercised	-
Expired	-
Forfeited	-

Outstanding at December 31, 2013	35,000	$4.1	4.1	$34

Exercisable at December 31, 2013	14,625	$5.1	3.8	$5

Vested and expected to vest at December 31, 2013	29,563	$4.2	4.1	$28

A summary of non-employee option balances under the Plans as of December 31, 2012 and 2011 and changes during the years ended on those dates are as follows:

	Year ended December 31,
	2012		2011
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Options outstanding at beginning of year	365,000	$6.0	365,000	$6.0
Granted	20,000	$3.0	-
Exercised	-		-
Expired	-		-
Forfeited	(350,000)	$6.0	-

Options outstanding at end of year	35,000	$4.1	365,000	$6.0

Options exercisable at end of year	7,125	$5.7	178,188	$6.0

The weighted-average grant-date fair value of options granted to employees during the years ended December 31, 2013, 2012 and 2011 was $ 2.17, $ 1.36 and $ 1.46, respectively. The weighted-average grant-date fair value of options granted to non-employees during the year ended December 31, 2012 was $ 1.24. The aggregate intrinsic value in the tables above represents the total intrinsic value (the difference between the Company's closing stock price on the last trading day of the year 2013 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2013. These amounts change based on the fair market value of the Company's stock. Total intrinsic value of options exercised for the years ended December 31, 2013, 2012 and 2011 was approximately $ 201, $ 65 and nil, respectively.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:-	EQUITY (Cont.)

Total grant-date fair value of options and RSUs granted to employees that vested during the years ended December 31, 2013, 2012 and 2011 was approximately $ 1,747, $ 1,867 and $ 1,713, respectively.

Total grant-date fair value of options and RSUs granted to consultants that vested during the years ended December 31, 2013, 2012 and 2011 was approximately $ 62, $ 134 and $ 371, respectively.

The outstanding and exercisable options granted to employees under the Plans as of December 31, 2013, have been separated into ranges of exercise price as follows:

	Options	Weighted		Options	Weighted
	outstanding	average	Weighted	exercisable	average exercise
Ranges of	as of	remaining	Average	as of	price of
Exercise	December 31,	contractual	Exercise	December 31,	exercisable
Price	2013	life (years)	Price	2013	options

$3.00-4.30	1,770,000	3.5	$3.5	734,250	$3.8
$4.54-6.77	3,553,000	2.3	$5.7	3,312,663	$5.7
$7.89-8.10	51,000	2.4	$8.0	51,000	$8.0

	5,374,000	2.7	$5.0	4,097,913	$5.4

The outstanding and exercisable options granted to non-employees under the Plans as of December 31, 2013, have been separated into ranges of exercise price as follows:

	Options	Weighted		Options	Weighted
	Outstanding	average	Weighted	exercisable	average exercise
Ranges of	as of	remaining	Average	as of	price of
Exercise	December 31,	contractual	Exercise	December 31,	exercisable
Price	2013	life (years)	Price	2013	options

$3.00-5.65	35,000	4.1	$4.1	14,625	$5.1

Restricted Share Units ("RSUs") granted to Employees and Non-employees

The fair value of RSUs is estimated based on the market value of the Company's stock on the date of the award.

During 2013, 2012 and 2011, the Company granted 47,000, 1,112,500 and 132,000 RSUs, respectively. The entitlement to these RSUs vests over a four-year period (15%, 25%, 30% and 30% each year, respectively) in quarterly or in annual trenches. The following table summarizes information regarding the number of RSUs issued and outstanding as of December 31, 2013, 2012 and 2011 and changes during the years ended on those dates:

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:-	EQUITY (Cont.)

Employees:

	Year ended December 31,
	2013		2012		2011
	Number of RSUs	Weighted average grant date fair value	Number of RSUs	Weighted average grant date fair value	Number of RSUs	Weighted average grant date fair value

RSUs outstanding at the beginning of the year	1,348,452	$4.1	846,147	$4.2	1,326,433	$3.8
Granted	47,000	$5.8	1,112,500	$3.9	132,000	$4.2
Vested	(262,426)	$4.3	(445,731)	$3.4	(473,973)	$3.3
Forfeited	(141,750)	$4.3	(164,464)	$5.1	(138,313)	$4.0

RSUs outstanding at the end of the year	991,276	$4.1	1,348,452	$4.1	846,147	$4.2

Non-employees:

	Year ended December 31,
	2013			2012		2011
	Number of RSUs	Weighted average grant date fair value		Number of RSUs	Weighted average grant date fair value	Number of RSUs	Weighted average grant date fair value

RSUs outstanding at the beginning of the year	19,250		$5.2	32,250	$4.7	42,000		$4.5
Granted	-	$		-	$-		$
Vested	(8,750)		$5.2	(13,000)	$4.0	(9,750)		$3.6
Forfeited	-			-		-

RSUs outstanding at the end of the year	10,500		$5.2	19,250	$5.2	32,250		$4.7

Additional Stock-based Compensation Data

As of December 31, 2013, there was approximately $ 4,857 of unrecognized compensation costs related to non-vested stock-based compensation arrangements granted to employees under the Plans and approximately $ 42 of unrecognized compensation costs related to non-vested stock-based compensation arrangements granted to non-employees under the Plans. The cost related to employees is expected to be recognized over a weighted-average period of 1.26 years and the cost related to non-employees is expected to be recognized over the weighted-average period of 1.34 years.

c.
In October 2011, the Company approved the grant of 400,000 stock options to its incoming Chief Executive Officer ("CEO") (such service commenced on January 1, 2012) at an exercise price of $ 3.88 per share. These options vest over a four-year period (15%, 25%, 30% and 30% each year, respectively) in quarterly trenches. The fair value of these options was estimated at $ 580, using the Black-Scholes option-pricing valuation model which is expected to be recognized over a weighted-average period of 2.38 years starting from the grant date. This grant is included in the above tables related to employees.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:-	EQUITY (Cont.)

d.
In December 2011, the Company approved the grant of 500,000 stock options to its Chairman of the Board of Directors and then CEO )as of January 1, 2012 he ceased to be CEO( and the other members of the Board of Directors at an exercise price of $ 4.5425 per share. These options vest ratably, each quarter, over a three-year period. The fair value of these options was estimated at $ 656, using the Black-Scholes option-pricing valuation model which is expected to be recognized over a weighted-average period of 1.42 years starting from the grant date. These grants are included in the above tables as employee grants. Three directors who were granted 150,000 stock options as part of the above grants were replaced as directors in December 2012, the vested options of the three directors were exercised and their unvested options were forfeited.

e.
In December 2012, the Company approved the grant of 150,000 stock options to three new directors (out of which 100,000 stock options were granted to FIMI IV 2007 LTD, a shareholder in the Company, in connection with director services provided by two of the new directors) at an exercise price of $ 5.31 per share. These options vest ratably, each quarter, over a three year period. The fair value of these options was estimated at $ 299, using the Black-Scholes option-pricing valuation model which is expected to be recognized over a weighted-average period of 1.63 years starting from the grant date. These grants are included in the above tables as employee grants.

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

2.	Pursuant to the terms of a credit line from a bank (see also Note 12d), the Company is restricted from paying cash dividends to its shareholders without initial approval from the bank.

NOTE 10:-	RESTRUCTURING COST

During the fourth quarters of 2013, 2012 and 2011, the Company initiated restructuring plans to improve its operating efficiency at its various operating sites and to reduce its operating expenses. As a result of the restructuring plans the Company recognized $ 564, $ 315 and $ 398 of employee contract termination costs on its statement of operations included at "Restructuring costs" for the years ended December 31, 2013, 2012 and 2011, respectively. The restructuring expenses for the 2011 and 2012 plans were fully paid in 2012 and 2013, respectively. The Company anticipates that the total accrued restructuring expenses for the 2013 plan will be paid in cash through fiscal year 2014.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	TAXES ON INCOME

a.	Accounting for uncertainty in income taxes:

Interest associated with uncertain tax positions are classified as financial expenses in the financial statements and penalties as general and administrative expenses.

A reconciliation of the beginning and ending amount of unrecognized tax positions is as follows:

	December 31,
	2013	2012

Balance at beginning of year	$4,548	$5,792
Reductions for prior years' tax position	(234)	(237)
Additions for current year's tax position	438	482
Reduction of prior years' tax position due to lapse of statute of limitation	-	(1,489)

Balance at the end of year	$4,752	$4,548

The unrecognized tax benefits include accrued penalties and interest of $ 2,604 and $ 2,665 at December 31, 2013 and 2012, respectively. During the years ended December 31, 2013, and 2012, the Group recorded income of $ 61, and $ 542 for penalties and interest, respectively. The unrecognized tax benefits as of December 31, 2013 and 2012 would, if recognized, reduce the annual effective tax rate.

The Group does not expect a reversal of unrecognized tax benefits in the next 12 months.

The Company and its subsidiaries file income tax returns in Israel and in other jurisdictions of its subsidiaries. As of December 31, 2013, the tax returns of the Company and its main subsidiaries are open to examination by the tax authorities for the tax years 2006 through 2012.

b.	Corporate tax rates:

Generally, income of Israeli companies is subject to corporate tax. The Israeli corporate tax rate was 25% for years 2013 and 2012, and 24% for 2011. From January 1, 2014 and onwards the tax rate increased to 26.5%.

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

The duration of tax benefits is subject to a limitation of the earlier of 7-10 years from the Commencement Year, or 12 years from the first day of the Year of Election. The period of benefits of the Benefitted Enterprise will expire in 2017 and in 2023. As of December 31, 2013, the Company did not generate income under the provisions of the Amendment.

The tax benefits includes exemption from corporate tax on undistributed income for a period of two to ten years, depending on the geographic location of the Benefitted Enterprise within Israel, and a reduced corporate tax rate of 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in the company.

On January 1, 2011, new legislation that constitutes a major amendment to the Investment Law was enacted (the "Amendment Legislation"). Under the Amendment Legislation, a uniform rate of corporate tax would apply to all qualified income of certain Industrial Companies, as opposed to the current law's incentives that are limited to income from "beneficiary Enterprises" during their benefits period. According to the Amendment Legislation, the uniform tax rate during 2011-2012  was 10% in geographical areas in Israel designated as Development Zone A and 15% elsewhere in Israel, 7% and 12.5%, respectively, in 2013. The uniform tax rate for 2014 and onwards is set to 9% in geographical areas in Israel designated as Development Zone A and 16% elsewhere in Israel. The profits of these Industrial Companies would be freely distributable as dividends, subject to a 20% withholding tax as of 2014 (or lower, under an applicable tax treaty). The Company is not located in Development Zone A.

Under the transitory provisions of the Amendment Legislation, the Company may elect whether to irrevocably implement the new law in its Israeli company while waiving benefits provided under the current law or keep implementing the current law during the next years. Changing from the current law to the new law is permissible at any stage. The Company is examining the possible effect of the Amendment Legislation on its results.

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

Income from sources other than a "Beneficiary Enterprise" during the benefit period is subject to tax at the regular corporate tax rate (26.5% from January 1, 2014 and onwards).

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

As of December 31, 2013, the Company had operating loss carry forwards for Israeli income tax purposes of approximately $ 71,000, which may be offset indefinitely against future taxable income.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	TAXES ON INCOME (Cont.)

The Company's U.S. subsidiaries had carryforward tax losses of approximately $ 67,000 as of December 31, 2013. Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of Internal Revenue Code of 1986 and similar state provisions. The annual limitations may result in the expiration of net operating loss before utilization. In the U.S, carryforward tax losses can be utilized within 20 years.

The Group has carryforward tax losses relating to other subsidiaries in Europe and Latin America of approximately $ 10,000 and $ 32,000, as of December 31, 2013 respectively.

f.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Groups' deferred tax liabilities and assets are as follows:

		December 31,
		2013	2012
1.	Provided in respect of the following:

	Carryforward tax losses	$44,694	$60,107
	Temporary differences relating to property, equipment and intangibles	1,207	820
	Other	8,039	9,773

	Gross deferred tax assets	53,940	70,700

	Valuation allowance	(44,901)	(62,481)

	Net deferred tax assets	9,039	8,219

	Gross deferred tax liabilities
	Temporary differences relating to property, equipment and intangibles	(8,966)	(10,495)
	Other	(7)	(380)

		$(8,973)	$(10,875)

	Net deferred tax assets (liabilities)	$66	$(2,656)

	Domestic	$-	$-
	Foreign	66	(2,656)

		$66	$(2,656)

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	TAXES ON INCOME (Cont.)

		December 31,
		2013	2012
2.	Deferred taxes are included in the consolidated balance sheets, as follows:

	Current assets	$66	$62

	Non-current assets	-	-

	Current liabilities	-	(5)

	Non-current liabilities	-	(2,713)

		$66	$(2,656)

3.
As of December 31, 2013, the Group decreased the valuation allowance by approximately $ 17,580, resulting from changes in other temporary differences and from carryforward tax losses, mainly forfeiture of carryforward tax losses. The Company provided valuation allowance for a significant portion of the deferred tax regarding the carryforwards losses and other temporary differences that management believes is not expected to be realized in the foreseeable future.

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

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	TAXES ON INCOME (Cont.)

g.	Reconciling items between the statutory tax rate of the Company and the effective tax rate:

	Year ended December 31,
	2013	2012	2011
Loss before taxes, as reported in the consolidated statements of operations	$(10,332)	$(22,815)	$(2,281)

Statutory tax rate	25%	25%	24%

Theoretical tax expenses (income) on the above amount at the Israeli statutory tax rate	$(2,583)	$(5,704)	$(547)
Currency differences	1,395	(713)	1,673
Tax adjustment in respect of different tax rates and "Approved Enterprise" status	3,041	(2,961)	(2,256)
Changes in valuation allowance	(17,580)	(4,567)	(12,847)
Taxes in respect of prior years	(68)	835	(513)
Stock compensation relating to options per ASC 718	364	331	292
Changes in valuation allowance related to Capital gains	(2,067)	(713)	(1,428)
Forfeiture of carry forward tax losses	16,542	2,551	8,281
Wavestream goodwill impairment	-	8,831	6,771

Nondeductible expenses and other differences	201	217	144

	$(755)	$(1,893)	$(430)

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	TAXES ON INCOME (Cont.)

h.	Taxes on income included in the consolidated statements of operations:

	Year ended December 31,
	2013	2012	2011

Current year	$2,046	$928	$275
Prior years	(68)	835	(513)
Deferred income taxes	(2,733)	(3,656)	(192)

	$(755)	$(1,893)	$(430)

Domestic	$648	$1,471	$66
Foreign	(1,403)	(3,364)	(496)

	$(755)	$(1,893)	$(430)

i.	Income (loss) before taxes on income from continuing operations:

	Year ended December 31,
	2013	2012	2011

Domestic	$(14,021)	$1,644	$4,294
Foreign	3,689	(24,459)	(6,575)

	$(10,332)	$(22,815)	$(2,281)

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	SUPPLEMENTARY BALANCE SHEET INFORMATION

a.	Other current assets:

	December 31,
	2013	2012

VAT receivables	$2,214	$2,211
Prepaid expenses	2,512	2,164
Deferred charges	1,273	7,559
Tax receivables	596	976
Employees	58	66
Income receivable	332	3,210
Advance payments to suppliers	1,197	1,277
Short term deferred taxes	66	62
Receivables from aborted merger	-	2,750
Hedging instruments	-	1,363
Other	1,895	1,420

	$10,143	$23,058

b.	Short-term bank credit:

The following is classified by currency and interest rates:

	Weighted average interest rate
	December 31,		December 31,
	2013	2012	2013	2012
	%

In dollars	-	4.0	$-	$3,517

c.	Other current liabilities:

	December 31,
	2013	2012

Advances from customers	$28,878	$3,632
Payroll and related employee accruals	6,323	6,526
Deferred revenue	6,255	12,884
Provision for vacation pay	6,008	5,622
Government authorities	2,233	2,735
Other	4,969	947

	$54,666	$32,346

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	SUPPLEMENTARY BALANCE SHEET INFORMATION (Cont.)

d.	Long-term loans:

		Interest rate for			December 31,
		2013	2012		2013	2012
	Linkage	%	%	Maturity

Loans from banks:
(a)	U.S.dollar	4.77%	4.77%	2012-2022	$32,000	$36,000
(b)	U.S.dollar	-	PRIME + 0.25%	2012-2013	-	8,334
(c)	Euro	EURIBOR +2.75%	EURIBOR +2.75%	2001-2020	3,425	3,805
(d)	Euro	7.9%	7.9%	2012-2017	491	571

					35,916	48,710
Less - current maturities					4,665	7,963

					$31,251	$40,747

(a)
The Company entered into a loan agreement with an Israeli bank. The loan is secured by a floating charge on the assets of the Company, and is further secured by a fixed pledge (mortgage) on the Company's real estate in Israel. In addition, there are financial covenants associated with the loan. As of December 31, 2013 the Company is in compliance with these covenants.

As part of the loan agreement, the Company also received a credit line of $ 5,200 from the bank. As of December 31, 2013, all of this credit line was utilized.

(b)	The Company entered into a loan agreement with an U.S. bank, the loan was secured by a floating pledge over Spacenet's assets. This loan was fully paid and the pledge was released during 2013.

(c)	A Dutch subsidiary of the Company entered into a mortgage and loan agreement with a German bank. The amount of the mortgage is collateralized by the subsidiary's facilities in Germany.

(d)	Raysat BG entered into a mortgage business loan with a Bulgarian bank. The amount of the mortgage is collateralized by Raysat BG building in Bulgaria.

e.	Long-term debt maturities for loans after December 31, 2013, are as follows:

Year ending December 31,

2014	$4,665
2015	4,675
2016	4,685
2017	4,671
2018	4,551
2019 and thereafter	12,669

$35,916

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	SUPPLEMENTARY BALANCE SHEET INFORMATION (Cont.)

Interest expenses on the long-term loans amounted to $ 1,854, $ 2,153 and $ 2,318 for the years ended December 31, 2013, 2012 and 2011, respectively.

f.	Other long-term liabilities:

	December 31,
	2013	2012

Long-term tax accrual	$4,274	$4,640
Long term deferred taxes	-	2,713
Deferred revenue	$76	$476
Other	527	4,506

	$4,877	$12,335

NOTE 13:-	SELECTED STATEMENTS OF OPERATIONS DATA

a.	Allowance for doubtful accounts:

	Year ended December 31,
	2013	2012	2011

Balance at beginning of year	$3,602	$3,525	$5,450
Increase during the year	808	986	1,657
Amounts collected	(235)	(222)	(420)
Write-off of bad debts	(996)	(687)	(3,162)

Balance at the end of year	$3,179	$3,602	$3,525

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-	SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)

b.	Financial income (expenses), net:

	Year ended December 31,
	2013	2012	2011
Income:
Interest on cash equivalents, bank deposits and restricted cash	$411	$689	$1,064
Other	-	156	433

	411	845	1,497
Expenses:
Interest with respect to short-term bank credit and other	138	177	241
Interest with respect to long-term loans	2,081	2,341	2,719
Exchange rate differences	3,269	1,067	773
Other	1,162	692	999

	6,650	4,277	4,732

Total financial expenses, net	$(6,239)	$(3,432)	$(3,235)

c.	Other income:

	Year ended December 31,
	2013	2012	2011

Settlement agreements relating to the aborted Agreement and Plan of Merger	$-	$2,727	$2,617
Sale of an investment which previously had been written off	-	-	3,034
Adjustments to the fair value of the contingent consideration relating to Wavestream's acquisition	-	-	2,539
Other	-	2	(116)

	$-	$2,729	$8,074

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-	CUSTOMERS, GEOGRAPHIC AND SEGMENT INFORMATION

The Group applies ASC 280, "Segment Reporting" ("ASC 280"). Segments are managed separately and can be described as follows:

Commencing 2012, in accordance with the Company's organizational changes instituted at the beginning of 2012, the Company's business is managed and reported as three separate reportable segments, comprised of the Company's named Commercial, Defense and Services Divisions:

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

•	Service Division comprised of service businesses in Peru and Colombia, which offer rural telephony and Internet access solutions.

a.	Information on the reportable segments:

1.	The measurement of the reportable operating segments is based on the same accounting principles applied in these financial statements.

2.	Financial data relating to reportable operating segments:

	Year ended December 31, 2013
	Commercial	Defense	Services	Total

Revenues	141,576	48,211	45,079	234,866
Cost of Revenues	94,966	33,773	26,471	155,210

Gross profit	46,610	14,438	18,608	79,656

R&D expenses:
Expenses incurred	18,403	11,088	-	29,491
Less - grants	1,203	388	-	1,591

	17,200	10,700	-	27,900

Selling and marketing	22,759	8,139	1,316	32,214
General and administrative	9,973	7,744	5,354	23,071
Restructuring costs	406	158	-	564

Operating income (loss)	(3,728)	(12,303)	11,938	(4,093)
Financial expenses, net				(6,239)
Other income				-
Loss before taxes				(10,332)
Tax benefit				(755)
Net loss from continuing operations				(9,577)
Net loss from discontinued operations				(8,320)
Net loss				(17,897)

Depreciation and amortization expenses	4,996	8,469	4,094	17,559

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-	CUSTOMERS, GEOGRAPHIC AND SEGMENT INFORMATION (Cont.)

	Year ended December 31, 2012
	Commercial	Defense	Services	Total

Revenues	158,882	55,371	57,313	271,566
Cost of Revenues	97,310	40,998	35,329	173,637

Gross profit	61,572	14,373	21,984	97,929

R&D expenses:
Expenses incurred	19,561	12,735	-	32,296
Less - grants	2,261	794	-	3,055

	17,300	11,941	-	29,241

Selling and marketing	24,184	9,128	1,676	34,988
General and administrative	11,221	4,940	7,457	23,618
Restructuring costs	219	96	-	315
Impairment of goodwill and intangible assets	-	31,879	-	31,879

Operating income (loss)	8,648	(43,611)	12,851	(22,112)
Financial expenses, net				(3,432)
Other income				2,729
Loss before taxes				(22,815)
Tax benefit				(1,893)
Net loss from continuing operations				(20,922)
Net loss from discontinued operations				(2,270)
Net loss				(23,192)

Depreciation and amortization expenses	4,960	9,723	3,989	18,672

	Year ended December 31, 2011
	Commercial	Defense	Services	Total

Revenues	117,185	79,252	48,894	245,331
Cost of Revenues	61,363	51,401	29,634	142,398

Gross profit	55,822	27,851	19,260	102,933

R&D expenses:
Expenses incurred	19,210	15,866	-	35,076
Less - grants	2,775	600	-	3,375

	16,435	15,266	-	31,701

Selling and marketing	22,262	10,973	2,135	35,370
General and administrative	11,705	6,348	6,685	24,738
Restructuring costs	78	320	-	398
Impairment of goodwill and intangible assets	-	17,846	-	17,846

Operating income (loss)	5,342	(22,902)	10,440	(7,120)
Financial expenses, net				(3,235)
Other income				8,074
Loss before taxes				(2,281)
Tax benefit				(430)
Net loss from continuing operations				(1,851)
Net loss from discontinued operations				(3,999)
Net loss				(5,850)

Depreciation and amortization expenses	4,755	10,115	4,654	19,524

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-	CUSTOMERS, GEOGRAPHIC AND SEGMENT INFORMATION (Cont.)

b.	Revenues by geographic areas:

Following is a summary of revenues by geographic areas. Revenues attributed to geographic areas, based on the location of the end customers and in accordance with ASC 280, are as follows:

	Year ended December 31,
	2013	2012	2011

South America and Central America	$84,048	$115,190	$100,457
Asia and Asia Pacific	91,616	84,482	51,554
North America	26,155	39,087	62,456
Europe	23,096	23,906	21,126
Africa	9,951	8,901	9,738

	$234,866	$271,566	$245,331

c.	Net revenues from a major Commercial Division customer located in Australia accounted for 21% of total consolidated revenues for the year ended December 31, 2013.

Net revenues from two major customers located in Australia and in Latin America accounted for 17% and 13% of total consolidated revenues for the year ended December 31, 2012, respectively.

Net revenues from a major customer located in North America accounted for 11% of total consolidated revenues for the year ended December 31, 2011.

d.	The Group's long-lived assets are located as follows:

	December 31,
	2013	2012

Israel	$68,527	$71,283
Latin America	4,276	4,174
United States	1,936	2,157
Europe	9,453	9,059
Other	1,177	518

	$85,369	$87,191