Form 20-F
period 2014-12-31
GILAT SATELLITE NETWORKS LTD
filed 2015-04-01
CIK 897322

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

Gilat House, 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva, 4913020 Israel
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

42,730,424 Ordinary Shares, NIS 0.20 nominal value per share
(as of December 31, 2014)

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

Yes ☐    No ☒

This report on Form 20-F is being incorporated by reference into our Registration Statements on Form F-3 (Registration No. 333-195680) and the Registration Statements on Form S-8 (Registration Nos. 333-113932, 333-123410, 333-132649, 333-158476, 333-180552 and 333-187021).

INTRODUCTION

We are a leading global provider of broadband satellite communication and networking solutions and services.  We design, produce and market very small aperture terminals, or VSATs, solid-state power amplifiers, or SSPAs, block up converters, or BUCs, low-profile antennas and on-the-Move / on-the-Pause terminals.  VSATs are earth-based terminals that transmit and receive broadband Internet, voice, data and video via satellite.  VSAT networks have significant advantages over wireline and wireless networks, as VSATs can provide highly reliable, cost-effective, end-to-end communications regardless of the number of sites or their geographic locations.  In addition, we provide for the cellular market integrated small cell with our satellite backhaul.

We have a large installed customer base and since 1989 we have shipped more than one million VSAT units, over 3,000 low profile antennas and approximately 15,000 BUCs and SSPAs to customers in approximately 90 countries on six continents. We have 20 sales and support offices worldwide, three network operations centers, or NOCs, and five R&D centers.  Our products are sold to communication service providers and operators that use VSATs to serve enterprise, government and residential users, to mobile network operators and to system integrators that use our technology. Our solutions and services are also sold to defense and homeland security organizations as well as governments. In addition, we provide services directly to end-users in various market segments, including in certain countries in Latin America and also provide managed network services , such as in Australia, over a VSAT network owned by a third party.

Starting in 2012, in accordance with the organizational changes within our company, we operate three business divisions, comprised of our Commercial, Mobility (formerly known as “Defense”) and Services divisions:

•
Commercial Division - provides VSAT networks, satellite communication products, small cell solutions and associated professional services to service providers, satellite operators and Mobile Network Operators (MNOs) worldwide, including for high throughput satellites, or HTS, initiatives worldwide.

•
Mobility Division - provides on-the-Move / on-the-Pause satellite communication products and solutions to system integrators, defense and homeland security organizations worldwide and also includes the operations of Wavestream Corporation, or Wavestream, our subsidiary, whose sales are primarily to system integrators, defense and homeland security organizations.

•	Services Division – provides rural telephony and Internet access solutions services and operates these networks in Peru and Colombia.

In December 2013, we sold our Spacenet subsidiary, to SageNet for approximately $16 million, subject to certain post-closing adjustments and expenses. During 2014, the post-closing adjustments were resolved and consequently we incurred additional expenses of approximately $0.8 million related to those adjustments. Spacenet was previously accounted under the Service Division. Following its sale, Spacenet’s results are accounted as discontinued operations. The results presented in this Annual Report on Form 20-F were adjusted to present Spacenet’s results and income and costs related to the sale of Spacenet in a separate line as “Discontinued Operations”.

Our ordinary shares are traded on the NASDAQ Global Select Market under the symbol “GILT” and on the Tel Aviv Stock Exchange, or the TASE.  As used in this annual report, the terms “we”, “us”, “Gilat” and “our” mean Gilat Satellite Networks Ltd. and its subsidiaries, unless otherwise indicated.

The mark “Gilat®” and the marks ”SkyEdge®,”  “Wavestream®”, “AeroStream™”,  and “Raysat™” and other marks appearing in this annual report on Form 20-F marked with “® “ or “™” are trademarks of our company and its subsidiaries.  Other trademarks appearing in this Annual Report on Form 20-F are owned by their respective holders.

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

Our consolidated financial statements appearing in this annual report are prepared in U.S. dollars and in accordance with U.S. generally accepted accounting principles, or U.S. GAAP.  All references in this annual report to “dollars” or “$” are to U.S. dollars and all references in this annual report to “NIS” are to New Israeli Shekels. The representative exchange rate between the NIS and the dollar as published by the Bank of Israel on December 31, 2014 was NIS 3.889 per $1.00.

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

TABLE OF CONTENTS

PART I		1

ITEM 1:	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	1
ITEM 2:	OFFER STATISTICS AND EXPECTED TIMETABLE	1
ITEM 3:	KEY INFORMATION	1
A.	Selected Consolidated Financial Data	1
B.	Capitalization and Indebtedness	2
C.	Reasons for the Offer and Use of Proceeds	2
D.	Risk Factors	2
ITEM 4:	INFORMATION ON THE COMPANY	22
A.	History and Development of the Company	22
B.	Business Overview	23
C.	Organizational Structure	38
D.	Property, Plants and Equipment	38
ITEM 4A:	UNRESOLVED STAFF COMMENTS	39
ITEM 5:	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	39
A.	Operating Results	39
B.	Liquidity and Capital Resources	57
C.	Research and Development	59
D.	Trend Information	60
E.	Off-Balance Sheet Arrangements	60
F.	Tabular Disclosure of Contractual Obligations	61
ITEM 6:	DIRECTORS AND SENIOR MANAGEMENT	61
A.	Directors and Senior Management	61
B.	Compensation of Directors and Officers	66
C.	Board Practices	69
D.	Employees	76
E.	Share Ownership	77
ITEM 7:	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	79
A.	Major Shareholders	79
B.	Related Party Transactions.	82
C.	Interests of Experts and Counsel.	82
ITEM 8:	FINANCIAL INFORMATION	82
A.	Consolidated Statements	82
B.	Significant Changes	83
ITEM 9:	THE OFFER AND LISTING	84
A.	Offer and Listing Details	84
B.	Plan of Distribution	85
C.	Markets	85
D.	Selling Shareholders	85
E.	Dilution	85
F.	Expense of the Issue	85
ITEM 10:	ADDITIONAL INFORMATION	85
A.	Share Capital	85
B.	Memorandum and Articles of Association	85
C.	Material Contracts	90
D.	Exchange Controls	90
E.	Taxation	91
F.	Dividend and Paying Agents	91
G.	Statement by Experts	99
H.	Documents on Display	99
I.	Subsidiary Information	100

PART I

ITEM 1:	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

ITEM 2:	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3:	KEY INFORMATION

A.	Selected Consolidated Financial Data

The selected consolidated statement of operations data set forth below for the years ended December 31, 2014, 2013 and 2012, and the selected consolidated balance sheet data as of December 31, 2014 and 2013 are derived from our audited consolidated financial statements that are included elsewhere in this Annual Report. These financial statements have been prepared in accordance with U.S. GAAP. The selected consolidated statement of operations data set forth below for the years ended December 31, 2011 and 2010 and the selected consolidated balance sheet data as of December 31, 2012, 2011 and 2010 are derived from our audited consolidated financial statements that are not included in this Annual Report.

The selected consolidated financial data set forth below should be read in conjunction with and is qualified entirely by reference to Item 5: “Operating and Financial Review and Prospects” and the Consolidated Financial Statements and Notes thereto included in Item 18 in this Annual Report on Form   20-F.

Statement of Operations Data for Year ended December 31,

	2014	2013	2012	2011	2010
	U.S. Dollars in thousands, except for share data

Revenues:
Products	157,531	133,554	155,691	174,313	104,113
Services	77,602	101,312	115,875	71,018	52,180
Total	235,133	234,866	271,566	245,331	156,293
Cost of revenues:
Products	106,905	86,304	96,805	93,989	47,083
Services	44,593	68,906	76,832	48,409	41,475
Total	151,498	155,210	173,637	142,398	88,558
Gross profit	83,635	79,656	97,929	102,933	67,735
Operating expenses:
Research and development, net	25,158	27,900	29,241	31,701	18,945
Selling and marketing	32,537	32,214	34,988	35,370	24,347
General and administrative	20,903	23,071	23,618	24,738	19,110
Costs related to acquisition transactions	—	—	—	—	3,842
Restructuring costs	-	564	315	398	—
Impairment of goodwill and intangible assets	—	—	31,879	17,846	—
Operating income (loss)	5,037	(4,093)	(22,112)	(7,120)	1,491
Financial expenses, net	(3,837)	(6,239)	(3,432)	(3,235)	(410)
Other income	—	—	2,729	8,074	37,360
Income (loss) before taxes on income	1,200	(10,332)	(22,815)	(2,281)	38,441
Taxes on income (tax benefit)	1,901	(755)	(1,893)	(430)	11

Net income (loss) from continuing operations	(701)	(9,577)	(20,922)	(1,851)	38,430
Net loss from discontinued operations	(795)	(8,320)	(2,270)	(3,999)	(7,811)
Net income (loss)	(1,496)	(17,897)	(23,192)	(5,850)	30,619

Basic net earnings (loss) per share from continuing operations	(0.02)	(0.23)	(0.51)	(0.04)	0.95
Basic net loss per share from discontinued operations	(0.02)	(0.20)	(0.05)	(0.10)	(0.19)
Basic net earnings (loss) per share	(0.04)	(0.43)	(0.56)	(0.14)	0.76
Diluted net earnings (loss) per share from continuing operations	(0.02)	(0.23)	(0.51)	(0.04)	0.92
Diluted net loss per share from discontinued operations	(0.02)	(0.20)	(0.05)	(0.10)	(0.19)
Diluted net earnings (loss) per share	(0.04)	(0.43)	(0.56)	(0.14)	0.73

Balance sheet data as of December 31 (including the assets and liabilities, short term and long term, related to Spacenet accounted as discontinued operations),

	2014	2013	2012	2011	2010
	U.S. dollars in thousands

Working capital	66,588	77,307	108,401	62,704	78,808
Total assets. .	364,908	368,768	414,643	446,678	455,378
Short-term bank credit and loans and current maturities	20,452	4,665	11,480	22,063	4,315
Convertible subordinated notes, net of current maturities	—	—	—	—	14,379
Long term loan, net of current maturities	26,271	31,251	40,747	40,353	45,202
Other long-term liabilities	13,336	14,505	21,848	34,786	43,832
Shareholders’ equity	225,139	226,033	241,957	260,075	264,113

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

We reported an operating profit of $5 million and a net loss from continuing operations of $0.7 million in the year ended December 31, 2014, compared to an operating loss of $4.1 million and a net loss from continuing operations of $9.6 million in 2013.  Our improved operating results in 2014 are mainly due to cost reductions. Our 2013 net loss is mainly attributable to the decrease in our revenues compared to 2012We incurred major losses in prior years and as of December 31, 2014 have an accumulated deficit of $652 million. We cannot assure you that we can operate profitably in the future. If we do not achieve profitable operations, our share price will decline and the viability of our company will be in question.

Our available cash balance may decrease in the future if we cannot generate cash from operations.

Our cash and cash equivalents as of December 31, 2014 was $27.7 million compared to $58.4 million as of December 31, 2013. Our negative cash flow from continuing operating activities was approximately $16.2 million in the year ended December 31, 2014, compared to a positive cash flow from continuing operating activities of $16.4 million in the year ended December 31, 2013.The decline in our cash flow from operating activities is mainly attributable to our investments in projects in Peru and Colombia.  If we do not generate sufficient cash from operations in the future, including from our large-scale projects, our cash balance will decline and the unavailability of cash could have a material adverse effect on our business, operating results and financial condition.

The delivery of our large scale projects requires us to invest significant funds and incur significant expenses before we receive full payment from our customers. This applies to the FITEL Regional Projects awarded to our subsidiary, Gilat Peru, by the Peruvian government (through FITEL), which are expected to generate $285 million in revenues over approximately 11 years. In general we use bank loans to finance such projects.  If we fail to obtain the necessary funding or if we fail to obtain such funds on favorable terms, we will not be able to meet our commitments and our cash flow and operational results may be adversely affected.

If the commercial satellite communications markets fail to grow, our business could be materially harmed.

           A number of the commercial markets for our products and services in the satellite communications area, including high throughput satellite and commercial on the move, have emerged in recent years. Because these markets are relatively new, it is difficult to predict the rate at which these markets will grow, if at all. If the markets for commercial satellite communications products fail to grow, our business could be materially harmed. Conversely, growth in these markets could result in satellite capacity limitations which in turn could materially harm our business and impair the value of our shares. Specifically, we derive most of our revenues from sales of satellite based communications networks and related equipment and provision of services related to these networks and products. A significant decline in this market or the replacement of VSAT and other satellite based technologies by an alternative technology could materially harm our business and impair the value of our shares.

Because we compete for large-scale contracts in competitive bidding processes, losing a small number of bids or a decrease in the revenues generated from our large scale projects could have a significant adverse impact on our operating results.

           A significant portion of our revenues is derived from large -scale contracts that we are awarded from time to time in competitive bidding processes. These large- scale contracts sometimes involve the installation of thousands of VSATs. The number of major bids for these large-scale contracts for satellite-based networks in any given year is limited and the competition is intense. Losing or defaulting on a relatively small number of bids each year could have a significant adverse impact on our operating results.

In March 2015, the Peruvian government awarded Gilat Peru the Regional FITEL Projects for the construction of networks, operation of the networks for a defined period and their transfer to the government, which are expected to generate revenues of $285 million, to be recognized over a period of approximately 11 years. In accordance with the bid conditions, we will establish a Peruvian subsidiary to enter into written agreements with the Peruvian government for each of the three regional projects that were awarded.

In December 2013, Gilat Colombia was awarded a project, which is expected to generate revenues of $99 million over approximately three and a half years as part of the Kioscos Digitales project initiated by the Colombian Ministry of Information Technologies and Communications.  In December 2013, Gilat Peru won a $30 million contract from FITEL for construction of a network, its operation over 10 years and other related services.  See Item 4.B. – “Information on the Company – Business Overview – Services Division – overview”. If we default on any such large scale contract or bid requirements or if such contract is terminated, completed or reduced for any other reason, this could have an adverse impact on our operating results.

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

In March 2015, the Peruvian government (through FITEL) awarded Gilat Peru the Regional FITEL Projects with expected revenues of $285 million over approximately 11 years for the construction of networks,  operation of the networks for a defined period and their transfer to the government. In December 2013, Gilat Colombia was awarded a three and a half year long project valued at $99 million as part of the Kioscos Digitales project initiated by the Colombian Ministry of Information Technologies and Communications.  In December 2013, Gilat Peru won a $30 million contract from the Peruvian government (through FITEL) for construction of a network, its operation over 10 years and other related services.   See Item 4.B. – “Information on the Company – Business Overview – Services Division – overview.”

Our failure to deliver upon our large-scale projects in an economical manner or a delay in collection of payments due to us in connection with any such large-scale project, could have a significant adverse impact on our operating results.

We have been awarded a number of large-scale projects by foreign governments.  The Peruvian FITEL Regional Projects that we were awarded in March 2015 are expected to generate revenues of $285 million over approximately 11 years, for the construction of networks to be operated by us for a defined period, and then transferred to the Peruvian government.  While we have experience in the successful implementation of large-scale network infrastructure projects in rural areas, the FITEL Regional Projects are complex and require cooperation of certain third parties. Additionally, the delivery of such large-scale projects requires us to invest significant funds and incur significant expenses prior to generating revenues and receiving payment to cover such expenses.  A failure to meet the projects’ schedule or fulfill our obligations in a timely manner could result in payment of fines and impact our ability to receive and recognize the expected revenues in part or in full in a timely manner, which could have a significant adverse impact on our operating results.  Further, a failure to deliver upon our projects in an economical manner within the project’s budget could result in losses and significantly adversely impact our operating results.

We operate in the highly competitive network communications industry. We may be unsuccessful in competing effectively.

           We operate in a highly competitive industry of network communications, both in the sales of our products and our services. As a result of the rapid technological changes that characterize our industry, we face intense worldwide competition to capitalize on new opportunities, to introduce new products and to obtain proprietary and standard technologies that are perceived by the market as being superior to those of our competitors. Some of our competitors have greater financial resources, providing them with greater research and development and marketing capabilities. Our competitors may also be more experienced in obtaining regulatory approvals for their products and services and in marketing them. Our relative position in the network communications industry may place us at a disadvantage in responding to our competitors' pricing strategies, technological advances and other initiatives. Our principal competitors in the supply of VSAT networks are Hughes Network Systems, LLC, or HNS, ViaSat Inc. or Viasat, iDirect Technologies, or iDirect, and Newtec Cy N.V. Most of our competitors have developed or adopted different technology standards for their VSAT products.

           Our low-profile in-motion antennas target a market that has not yet matured and we compete with products from competitors such as General Dynamics, Cobham, Orbit Communication Systems, Qest Quantum Electronic Systems GmbH, L-3 Communications Holdings, Inc. , or L-3, Tecom Industries, Inc., or Tecom, and Thinkom Solutions. Wavestream’s competitors include Comtech Xicom Technology, Inc., CPI Satcom (which acquired Codan Satcom in 2012), General Dynamics SATCOM Technologies, and Paradise Datacom.

In addition, ViaSat and HNS have launched their own satellites, which enable them to offer vertically integrated solutions to their customers, which may further change the competitive environment in which we operate and could have an adverse effect on our business.

In Peru and Colombia, where we primarily operate public rural telecom services (voice, data and Internet) and recently undertook construction of fiber-optic transport and access networks based on wireless, we typically encounter competition on government subsidized bids from various service providers, system integrators and consortiums. Some of these competitors offer solutions based on VSAT technology and some on terrestrial technologies (typically, fiber and wireless technologies). In addition, as competing technologies such as cellular telephones and fiber optics in Peru and Colombia become available in rural areas where not previously available, our business could be adversely affected.

Our lengthy sales cycles could harm our results of operations if forecasted sales are delayed or do not occur.

The length of time between the date of initial contact with a potential customer or sponsor and the execution of a contract with the potential customer or sponsor may be lengthy and vary significantly depending on the nature of the arrangement. During any given sales cycle, we may expend substantial funds and management resources and not obtain significant revenue, resulting in a negative impact on our operating results. In some cases, we have seen longer sales cycles in all of the regions in which we do business. In addition, we have seen projects delayed or even canceled, which would also have an adverse impact on our sales cycles. In our mobility and defense businesses, in particular, sales cycles may be longer and it may be difficult to accurately forecast sales due to the uncertainty around defense projects and their award and starting periods.

We have made acquisitions and may in the future enter into acquisitions that could harm our business, results of operations and financial condition, and dilute our shareholders' equity.

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

In 2010, we completed the acquisition of RaySat Antenna Systems, or RAS, a leading provider of -on-the-move antenna solutions, of RaySat BG, a Bulgarian research and development center, and of Wavestream, a provider of SSPAs and BUCs, with high performance solutions designed for mobile and fixed satellite communication, or Satcom, systems worldwide.  We may not be able to successfully integrate the businesses or exploit the solutions that we acquired or will acquire in the future. Further, we may not be able to achieve our growth targets for the acquired businesses, which could result in our incurring impairment charges. If our projection for growth in the airborne business does not materialize and we fail to obtain other business in our Defense Division, we would likely record an impairment of goodwill.

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

The cuts in the DoD budget from the sequestration that was in effect in 2013 have had an adverse effect on the results of our Wavestream subsidiary in 2013 and 2012. In 2013 and 2012, Wavestream’s revenues from sales of SSPAs to systems integrators for government contracts decreased compared to our forecast and its revenues in the prior year, and we recorded impairment charges to goodwill and other intangible assets related to our investment in Wavestream of $31.9 million in 2012. See Item 5 – “Operating and Financial Review and Prospects– Operating Results”. In 2014, Wavestream’s revenues from sales of SSPAs to systems integrators for government contracts increased compared to 2013. In 2013 and 2014 we performed an impairment test and no impairment charges were identified.

Concerns about increased deficit spending, along with continued economic challenges, continue to place pressure on the DoD budget and international customer budgets. These may result in reduced demand for our products, resulting in a reduction in our revenues, and an adverse effect on our business and results of operations, which could potentially trigger further goodwill impairment charges.  Uncertainties in governmental spending may also adversely affect our efforts to further penetrate the defense market with our defense-related products. Any of these events would likely result in a material adverse effect on our financial position, results of operations and cash flows.

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

A significant part of our business in previous years, including in 2014, was generated from recurring customers. Accordingly, the termination or non-renewal of our contracts could have a material adverse effect on our business, financial condition and operating results.  Some of our existing contracts could be terminated due to any of the following reasons, among others:

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

If we are not able to retain our present customer base and gain new customers, our revenues will decline significantly. In addition, if our service businesses in Peru and Colombia do not win new government related contracts, this could materially adversely affect our financial position.

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

Our export of military products and related technical information is also subject to enhanced Israeli Ministry of Defense regulations regarding defense export controls and the export of “dual use” items (items that are typically sold in the commercial market but that may also be used in the defense market).  Some of our products are exempted from Israeli Ministry of Defense export control. The Israeli Ministry of Defense may change the classification of our existing commercial products or may determine that new products we develop are not exempt from Israeli Ministry of Defense export control. This would place such products subject to the Israeli Ministry of Defense export control regulations as military products or “dual use” items, which would impose on our sales process stringent constraints in relation to each sale transaction and limit our markets. If we do not maintain our existing authorizations and exemption or obtain necessary future authorizations and exemptions under the export control laws and regulations of Israel, including export licenses for the sale of our equipment and the transfer of technical information, we may be unable to export technical information or equipment outside of Israel, we may not be able to realize our market focus and our business could be materially adversely affected /

We are dependent on contracts with governments around the world for a significant portion of our revenue. These contracts may expose us to additional business risks and compliance obligations.

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

Additionally, our business generated from government contracts may be materially adversely affected if:

•	our reputation or relationship with government agencies is impaired;

•	we are suspended or otherwise prohibited from contracting with a domestic or foreign government or any significant law enforcement agency;

•	levels of government expenditures and authorizations for law enforcement and security related programs decrease or shift to program in areas where we do not provide products and services;

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

Several of the components required to build our VSATs and hubs are manufactured by a limited number of suppliers. Although we have managed to solve the difficulties we had with our suppliers with respect to availability of components, we cannot assure you of the continued availability of key components or our ability to forecast our component requirements sufficiently in advance. Our research and development and operations groups are continuously working with our suppliers and subcontractors to obtain components for our products on favorable terms in order to reduce the overall price of our products. If we are unable to obtain the necessary volume of components at sufficiently favorable terms or prices, we may be unable to produce our products at competitive prices. As a result, sales of our products may be lower than expected, which could have a material adverse effect on our business, financial condition and operating results. In addition, our suppliers are not always able to meet our requested lead times. If we are unable to satisfy customers' needs on time, we could lose their business.

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

There are only a limited number of suppliers of satellite transponder capacity and a limited amount of space segment available. We are dependent on these suppliers for our provision of services in Peru, and Colombia. While we do secure long term agreements with our satellite transponder providers, we cannot assure the continuous availability of space segment, the pricing upon renewals of space segment and the continuous availability and coverage in the regions where we supply services. If we are unable to secure contracts with satellite transponder providers with reliable service at competitive prices, our services business could be adversely affected.

We would be adversely affected if we are unable to attract and retain key personnel

Our success depends in part on key management, sales, marketing and development personnel and our continuing ability to attract and retain highly qualified personnel, including with respect to our acquired companies. There is competition for the services of such personnel.  The loss of the services of senior management and key personnel, and the failure to attract highly qualified personnel in the future, may have a negative impact on our business. Moreover, our competitors may hire and gain access to the expertise of our former employees or our former employees may compete with us. In 2014, three key employees of our Wavestream subsidiary, including Wavestream’s chief executive officer, resigned from Wavestream. While we have successfully found replacements for these employees in a timely manner, there is no assurance that such former employees will not compete with us or that we will be able to find replacements for departing key employees in the future.

If demand for our Satcom-On-The-Move products, VSATs and other products declines or if we are unable to develop products to meet demand, our business could be adversely affected.

Our low-profile in-motion antenna systems and a portion of our SSPA product lines are intended for mobile Satcom-On-The-Move applications.  If the demand for such products, our VSATs or other products declines, or if we are unable to develop products that are competitive in technology and pricing, we may not be able to realize our market focus and our Satcom-On-The-Move business and other businesses could be materially adversely affected.

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

Breaches of network or information technology (IT) security, including unauthorized access or security breaches, inclement weather, natural or man-made disasters, earthquakes, explosions, terrorist attacks, acts of war, floods, fires, cyber-attacks, computer viruses, power loss, telecommunications or equipment failures, transportation interruptions, accidents or other disruptive events or attempts to harm our systems  may cause equipment failures or disrupt our systems and operations.  In particular, both unsuccessful and successful cyber-attacks on companies have increased in frequency, scope and potential harm in recent years.  Any such event result in our inability to operate our facilities, which, even if the event is for a limited period of time, may result in significant expenses and/or loss of market share to other competitors in the market for telemanagement products and invoice management solutions. While we maintain insurance coverage for some of these events, which could offset some of the losses, the potential liabilities associated with these events could exceed the insurance coverage we maintain.  A failure to protect the privacy of customer and employee confidential data against breaches of network or IT security could result in damage to our reputation. Any of these occurrences could result in a material adverse effect on our results of operations and financial condition.

We have been subject, and will likely continue to be subject, to attempts to breach the security of our networks and IT infrastructure through cyber-attack, malware, computer viruses and other means of unauthorized access. However, to date, we have not been subject to cyber-attacks or other cyber incidents which, individually or in the aggregate, resulted in a material impact to our operations or financial condition.

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

•
the U.S. Foreign Corrupt Practices Act, or the FCPA, and similar anti-corruption laws in other jurisdictions, which include anti-bribery provisions. We have adopted internal policies mandating compliance with these laws. Nevertheless, we may not always be protected in cases of violation of the FCPA or other anti-corruption laws by our employees or third-parties acting on our behalf. A violation of anti-corruption laws by our employees or third-parties during the performance of their obligations for us may have a material adverse effect on our reputation, operating results and financial condition;

•	tax exposures in various jurisdictions relating to our activities throughout the world;

•
political and/or economic instability in countries in which we do or desire to do business. Such unexpected changes could have an adverse effect on the gross margin of some of our projects. This includes similar risks from potential or current political and economic instability as well as volatility of foreign currencies in countries such as Colombia, Brazil, Venezuela and certain countries in East Asia;

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

Certain of our telecommunication operations require licenses and approvals by the Israeli Ministry of Communication, the Federal Communications Commission, or FCC, in the U.S. and by regulatory bodies in other countries. In Israel and the U.S., the operation of satellite earth station facilities and VSAT systems such as ours are prohibited except under licenses issued by the Israeli Ministry of Communication and the FCC in the U.S. Our airborne products require licenses and approvals by the Federal Aviation Agency, or FAA. We must also obtain approval of the regulatory authority in each country in which we propose to provide network services or operate VSATs. The approval process in Latin America and elsewhere can often take a substantial amount of time and require substantial resources.

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

Our products are also subject to requirements to obtain certification of compliance with local regulatory standards. Delays in receiving such certification could adversely affect our operations.

Currency exchange rates and fluctuations of currency exchange rates may adversely affect our results of operations, liabilities, and assets.

Since we operate in several countries, we are impacted by currency exchange rates and fluctuations of various currencies. Although partially mitigated by our hedging activities, we are impacted by currency exchange rates and fluctuations thereof in a number of ways, including the following:

•
A significant portion of our expenses, principally salaries and related personnel expenses, are incurred in new Israeli shekels (or NIS), and to a lesser extent, other non-U.S. dollar currencies, whereas the currency we use to report our financial results is the U.S. dollar and a significant portion of our revenue is generated in U.S. dollars. A significant strengthening of the NIS against the U.S. dollar can considerably increase the U.S. dollar value of our expenses in Israel and our results of operations may be adversely affected;

•
A portion of our international sales is denominated in currencies other than the U.S. dollar, including the Colombian Peso, Australian Dollar, Brazilian Real, Peruvian Sol, Russian Ruble and the Mexican Peso, therefore we are exposed to the risk of devaluation of such currencies relative to the dollar which could have a negative impact on our revenues;

•	We have assets and liabilities that are denominated in non-U.S. dollar currencies. Therefore, significant fluctuation in these other currencies could have significant effect on our results; and

•
A portion of our U.S. dollar revenues are derived from customers operating in local currencies which are different from the U.S. dollar. Therefore, devaluation in the local currencies of our customers relative to the U.S. dollar could cause our customers to cancel or decrease orders or delay payment.

We are also subject to other foreign currency risks including repatriation restrictions in certain countries, particularly in Latin America.

As noted above, from time to time, we enter into hedging transactions to attempt to limit the impact of foreign currency fluctuations. However, the protection provided by such hedging transactions may be partial and leave certain exchange rate-related losses and risks uncovered. Therefore, our business and profitability may be harmed by such exchange rate fluctuations.

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

In addition, we may be required to commence litigation to protect our intellectual property rights and trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against third-party claims of invalidity or infringement. An adverse result of any litigation could force us to pay substantial damages, stop designing, manufacturing, using or selling related products, spend significant resources to develop alternative technologies, discontinue using certain processes or obtain licenses. In addition, we may not be able to develop alternative technology, and we may not be able to find appropriate licenses on reasonably satisfactory terms. Any such litigation, could result in substantial costs and diversion of resources and could have a material adverse effect on our business, financial condition and operating results.

We are subject to new regulations related to “conflict minerals”, which could adversely impact our business.

In August 2012, based on the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Securities and Exchange Commission adopted annual disclosure and reporting requirements for those companies who use certain minerals known as “conflict minerals” mined from the Democratic Republic of Congo and adjoining countries in their products. These new requirements became effective for calendar year 2013 and annually thereafter, with initial disclosure requirements beginning in May 2014. There have been and will continue to be costs associated with complying with these disclosure requirements, including for diligence to determine the sources of conflict minerals used in our products and potentially changes to products, processes or sources of supply as a consequence of such verification activities. The implementation of these rules could adversely affect the sourcing, supply and pricing of materials used in our products. As there may be only a limited number of suppliers offering “conflict free" minerals, we cannot be sure that we will be able to obtain the necessary minerals from such suppliers in sufficient quantities or at competitive prices. Also, we may face reputational challenges if we determine that certain of our products contain minerals not determined to be conflict free or if we are unable to sufficiently verify the origins for all conflict minerals used in our products through the procedures we may implement.

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

Our business includes risks, only some of which are covered by our insurance. For example, in our satellite capacity agreements, we do not have a backup for satellite capacity, and we do not have indemnification or insurance in the event that our supplier's satellite malfunctions or data is lost. Satellites utilize highly complex technology and operate in the harsh environment of space and therefore are subject to significant operational risks while in orbit. The risks include in-orbit equipment failures, malfunctions and other kinds of problems commonly referred to as anomalies. Satellite anomalies include, for example, circuit failures, transponder failures, solar array failures, telemetry transmitter failures, battery cell and other power system failures, satellite control system failures and propulsion system failures. Liabilities in connection with our products may be covered by insurance only to a limited extent or not covered at all. In addition, we are not covered by our insurance for acts of fraud or theft. Our business, financial condition and operating results could be materially adversely affected if we incur significant costs resulting from these exposures.

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

As of March 25, 2015, FIMI Opportunity IV, L.P., FIMI Israel Opportunity IV, Limited Partnership, FIMI Opportunity V, L.P. and FIMI Israel Opportunity Five, Limited Partnership, or the FIMI Funds, and entities affiliated with the FIMI Funds beneficially own approximately 34.9% of our outstanding ordinary shares.  As a result, the FIMI Funds may have a substantial influence over matters that require approval by our shareholders, including the election of directors and approval of significant corporate transactions. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company that other shareholders may view as beneficial.

Future sales of our ordinary shares and the future exercise of options may cause the market price of our ordinary shares to decline and may result in a substantial dilution.

We cannot predict what effect, if any, future sales of our ordinary shares by the FIMI Funds and our other significant shareholders, or the availability for future sale of our ordinary shares, including shares issuable upon the exercise of our options, will have on the market price of our ordinary shares.  In May 2014 we filed a shelf registration statement with the Securities and Exchange Commission allowing for our issuance and sale of up to $50 million in ordinary shares, warrants to purchase ordinary shares or debt securities, debt securities consisting of debentures, notes or other evidences of indebtedness, subscription rights or units comprised of one or more of the other aforementioned securities. The shelf registration statement will expire in May 2017.  Sales of substantial amounts of our ordinary shares in the public market by our company or our significant shareholders, or the perception that such sales could occur, could adversely affect the market price of our ordinary shares and may make it more difficult for you to sell your ordinary shares at a time and price you deem appropriate.

We have never paid cash dividends and have no intention to pay dividends in the foreseeable future.

We have never paid cash dividends on our shares and do not anticipate paying any cash dividends in the foreseeable future. We intend to continue retaining earnings for use in our business, in particular to fund our research and development, which are important to capitalize on technological changes and develop new products and applications. In addition, the terms of some of our financing arrangements restrict us from paying dividends to our shareholders.  Any future dividend distributions are subject to the discretion of our board of directors and will depend on various factors, including our operating results, future earnings, capital requirements, financial condition, tax implications of dividend distributions on our income, future prospects and any other factors deemed relevant by our board of directors.  The distribution of dividends is also limited by Israeli law, which permits the distribution of dividends by an Israeli corporation only out of its retained earnings as defined in Israel’s Companies Law, 5759-1999, or the Companies Law, provided that there is no reasonable concern that such payment will cause us to fail to meet our current and expected liabilities as they become due, or otherwise with the court’s permission.  You should not invest in our company if you require dividend income from your investment.

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

Since its establishment in 1948, Israel has been involved in a number of armed conflicts with its Arab neighbors and a state of hostility, varying from time to time in intensity and degree, has continued into 2014. In recent years, there was an escalation in violence among Israel, Hamas, the Palestinian Authority and other groups, as well as extensive hostilities along Israel’s border with the Gaza Strip such as the missiles fired from the Gaza Strip into Israel during July-August 2014. On July 21, 2014, all U.S. airlines and most major airlines of other nationalities suspended their flights to Israel’s Ben-Gurion International Airport for several days after a missile landed approximately 1.5 km away. Also, riots and uprisings in several countries in the Middle East and neighboring regions have led to severe political instability in several neighboring states and to a decline in the regional security situation. Such instability may affect the local and global economy, could negatively affect business conditions and, therefore, could adversely affect our operations. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in areas that neighbor Israel, such as Hamas in Gaza and Hezbollah in Lebanon. To date, these matters have not had any material effect on our business and results of operations; however, the regional security situation and worldwide perceptions of it are outside our control and there can be no assurance that these matters will not negatively affect us in the future.

Furthermore, there are a number of countries, primarily in the Middle East, as well as Malaysia and Indonesia that restrict business with Israel or Israeli companies, and we are precluded from marketing our products to these countries directly from Israel. Restrictive laws or policies directed towards Israel or Israeli businesses may have an adverse impact on our operations, our financial results or the expansion of our business.

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

As a foreign private issuer whose shares are listed on the NASDAQ Global Select Market, we follow certain home country corporate governance practices instead of certain NASDAQ requirements, which may not afford shareholders with the same protections that shareholders of domestic companies have.

As a foreign private issuer whose shares are listed on the NASDAQ Global Select Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of The NASDAQ Marketplace Rules.  We follow Israeli law and practice instead of The NASDAQ Marketplace Rules with respect to the director nominations process and the requirement to obtain shareholder approval for the establishment or material amendment of certain equity-based compensation plans and arrangements.  As a foreign private issuer listed on the NASDAQ Global Select Market, we may also follow home country practice with regard to, among other things, the requirement to obtain shareholder approval for certain dilutive events (such as for an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company). A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.

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

We are incorporated in Israel. Almost all of our directors and executive officers reside outside the U.S., and a significant portion of our assets and the personal assets of most of our directors and executive officers are located outside the U.S. Therefore, it may be difficult to effect service of process upon any of these persons within the U.S. In addition, a judgment obtained in the U.S. against us, or against such individuals, including but not limited to judgments based on the civil liability provisions of the U.S. federal securities laws, may not be collectible within the U.S.

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

We were incorporated in Israel in 1987 and are subject to the laws of the State of Israel. We are a public limited liability company under Israel’s Companies Law and operate under that law and associated legislation. Our corporate headquarters, executive offices and main research and development and engineering facilities, as well as facilities for some manufacturing and product assembly are located at Gilat House, 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva 4913020, Israel. Our address in the U.S. is c/o Gilat North America LLC at 1750 Old Meadow Road, McLean, VA. Our telephone number is (972) 3-925-2000. Our web-site address is www.gilat.com. The information on our website is not incorporated by reference into this annual report.

We are a leading global provider of broadband satellite communication and networking solutions and services. We design, produce and market VSATs, SSPAs, BUCs, low-profile antennas and on-the-Move / on-the-Pause terminals. We have a large installed customer base and have shipped more than one million VSAT units to customers in approximately 90 countries on six continents.

We shipped our first generation VSAT in 1989 and since then we have been among the technological leaders in the VSAT industry.  Our continuous investment in research and development has resulted in the development of new and industry-leading products and our intellectual property portfolio includes 54 issued patents (47 U.S. and 7 foreign) relating to our VSAT and other systems as well as 16 issued patents (14 U.S. and 2 foreign) relating to our Satcom-On-The-Move antenna solutions and 13 issued patents (3 U.S. and 10 foreign) for our high power SSPAs. As of December 31, 2014, we had 936 full-time employees, including approximately 277 persons engaged in research, development and engineering activities.

We have 20 sales and support offices worldwide, three network operations centers and five R&D centers.  Our products are primarily sold to communication service providers and operators that use VSATs for their customers and to government organizations and system integrators that use our technology. We provide services directly to end-users in various market sectors including in certain countries in Latin America and provide managed network services, such as in Australia, over a VSAT network owned by a third party.

Former Line of Business

In December 2013, we sold our Spacenet subsidiary to SageNet for approximately $16 million, subject to certain post-closing adjustments and expenses. During 2014 the post-closing adjustments were resolved and consequently we incurred additional expenses of approximately $0.8 million related to those adjustments. Through Spacenet we previously provided managed network communications services utilizing satellite wireline and wireless networks and associated technology. Spacenet served enterprise, government, industrial small office/home office, or SOHO, and residential customers throughout North America. Spacenet provided three primary lines of service: custom commercial grade networks for large enterprise and government customers; Connexstar networks, which are standardized commercial grade services; and StarBand services, which are typically geared towards SOHO and residential users.  Spacenet was previously accounted under the Service division. As a result of this transaction, we recorded in 2014 approximately $0.8 million of transaction related expenses, and in 2013 a loss of $1.385 million, which includes banker’s fees, legal fees and other transaction related expenses.

In 2014, 2013 and 2012, our property and equipment purchases related to our continuing operations amounted to approximately $12.6 million, $4.1 million, and $4.0 million, respectively.  These amounts do not include the reclassification of inventory to property and equipment made during 2014, 2013 and 2012 in the amount of approximately $2.9 million, $3.8 million, and $2.1 million, respectively.

B.	Business Overview

We are a leading provider of satellite ground segment and other network communications solutions and services. We design and manufacture satellite ground segment and networking communications equipment, which we sell to our customers either as network components (BUCs, antennas) or as complete network solutions (which include hubs and related services) or turnkey projects. The equipment that we develop includes commercial VSAT systems, defense and homeland security satcom systems, SSPAs, Bucs, low-profile antennas and on-the-Move / on-the-Pause terminals. Our equipment is used by satellite operators, service providers, system integrators, government and defense organizations, large corporations and enterprises. We also provide connectivity services, Internet access and telephony, to enterprise, government and residential customers in Peru and Colombia over our own networks which are built using our own and other equipment purchased from other manufacturers in various technologies. We also provide NOC operations and hub services, such as in Australia, over a VSAT network owned by SingTel Optus Pty Limited, or Optus, a large telecommunication company in Australia.

In 2012, in line with our efforts to improve our business structure and organization for our target markets, we have started operating as three business divisions – Commercial Division, Mobility Division (previously known as Defense division) (including Wavestream, which provides its products primarily to defense and homeland security organizations) and our Services Division (which is comprised of our service businesses in Peru and Colombia).

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

Mobility Division, providing satellite communication products and solutions to defense and homeland security organizations worldwide as well as Satcom-on-the-move solutions to various industries including avionics. Wavestream provides high-power SSPAs mainly to system integrators that serve various defense and homeland security agencies and to the avionics industry. Wavestream is an independent designer and manufacturer of SSPAs and BUCs for mission-critical satellite communications worldwide. Representative customers of Wavestream include General Dynamics, TCS, L-3, Honeywell, Tecom and Astronics AeroSat Corporation, or AeroSat. Wavestream’s patented leading-edge spatial power combining technology enables higher output power from smaller packages with greater efficiency, reliability and lower cost than other existing technologies in high frequency bands like Ka. Wavestream provides product solutions for multiple applications targeting defense, commercial and broadcast satellite communications systems.  In addition, we provide Raysat low profile antennas for various military and commercial applications such as homeland security, emergency response and trains.  Typical customers include various military and  special forces, directly or through integrators. We also provide On-The-Pause terminals such as Satrooper, our manpack solution that are quick deploy terminals for broadband communications.  We also provide UAV terminals that provide beyond line of sight (BOS) communications to different size UAVs.  Our typical customers are various platform manufactures.

Services Division, comprised of our service businesses in Peru and Colombia, or Gilat Peru & Colombia, offering rural telephony, data transmission and Internet access solutions and operating these networks through our subsidiaries there. These services are primarily telephony, Internet access and data services for rural areas under projects that are subsidized by governmental entities. In Peru we also provide Internet and data services to public institutions and to the private sector, generally awarded by means of public bids.

In the year ended December 31, 2014, we derived approximately 55% of our revenues from our Commercial Division, approximately 23% from our Mobility Division and approximately 22% of our revenues from our Services Division.

We have diversified revenue streams that result from both sales of equipment and services. In the year ended December 31, 2014, approximately 67% of our revenues were derived from equipment sales and 33% from services.  During the same period, we derived 47% from Latin America, 22% of our revenues from Asia and Asia Pacific, 18% from North America, 7% from Europe and 6% from Africa.  As of December 31, 2014, we had a backlog of $174 million for equipment and multi-year service contracts.

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

•
Antenna – Antennas can vary quite significantly in size, power and complexity depending on the ground equipment they are connected to, and their application. For example, antennas connected to remote sites generally are in the range of one meter in diameter while those connected to the central hub system can be in the range of ten meters in diameter. Antennas used on moving vehicles need to be compact and have an auto-pointing mechanism so that they can remain locked onto the satellite during motion. Gilat is a leading provider of low-profile in-motion satellite antennas.

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

Given the technological and implementation benefits afforded by VSAT networks, we believe that the market for VSAT products and services will continue to grow. In particular, according to a 2014 report from NSR, a leading international telecom market research and consulting firm, the number of broadband satellite sites and subscribers is expected to grow at a compounded annual growth rate, or CAGR, of 12.5% through 2023.

In addition, Satellite Communications is an effective solution for mobility, especially for maritime and for international flight.

The availability of auto-pointing satellite antennas designed for in-motion two way, the availability of auto-pointing satellite antennas designed for in-motion two way communications has created market demand particularly from the defense and first responders, such as emergency services, segments. These antennas are usually mounted on the roof of a vehicle and connected to a satellite terminal within the vehicle. An important requirement that defense organizations have in this mission-critical application is for low-profile antennas, to avoid drawing unnecessary attention to the vehicle. We believe that the demand for light-weight, low-profile antenna systems will increase as well.

Another important requirement emerging is for next generation solid-state power amplifiers able to provide high output power, greater efficiency and field-proven reliability in smaller, lighter weight product packages suitable for fixed, mobile, and flyaway antenna systems. The amplifiers should be designed and thoroughly tested for use in extreme environments, helping provide uninterrupted connectivity to support mission-critical defense operations, as well as demanding inflight connectivity and consumer broadband applications.

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

Consumer.  The consumer market consists of residential users. These users require a high-speed internet connection similar to a digital subscriber line, or DSL, or cable modem service. According to a forecast in the NSR 2014 report, North America is expected to see the biggest increase in satellite broadband access subscribers.

Government.  The government sector consists of homeland security and military users. The versatility, reliability, and resiliency of satellite broadband networks, the in-motion low profile antennas and the lightweight SSPAs are a perfect fit for security and armed forces. Spatial-combining technology implemented on the Wavestream SSPAs introduces significant efficiency, size and weight advantages. For example, satcom systems with low power lightweight amplifiers can be quickly deployed in disaster areas, as a replacement for destroyed wireless or wire line networks, providing communication services to emergency personnel and law enforcement units. In military applications, satcom networks can be used as a reliable overlay to manage the entire battlefield communications, serve as communication backup infrastructure, and be used for primary tactical communications offering communications from a moving vehicle. In these cases the low-profile antennas provide additional benefit to the end-user. Smaller, light weight and reliable BUCs are also important for aviation applications.

Our Competitive Strengths

We are a leading provider of satellite communication and networking products and services. Our competitive strengths include:

Market leadership in large and growing markets.  Since our inception, we have sold more than one million VSATs, over 3,000 low profile antennas and approximately 15,000 BUCs and SSPAs to customers in approximately 90 countries. Our customer base includes a large number of satellite-based communications service providers, system integrators and operators worldwide. In addition, we are one of the largest satellite communications service providers to rural communities in Latin America.

The large installed base of our equipment also provides opportunities for new and incremental sales to existing customers. According to the last COMSYS report published in 2014, our global market share to the enterprise market is 22.9% based on the number of terminals shipped, making us the second largest VSAT manufacturer in the world for this segment.

Our installed base for low profile Satcom-On-The-Move antennas provides us opportunities for new and incremental sales to existing customers. Specifically, we are focused on the DoD market and China.

We have a large installed base of SSPAs in the DoD, based on power amplifiers sold to the system integrators, who provided a complete satellite terminal based on our equipment. Our SSPAs are widely used in the DoD, for both Ka Band and Ku Band terminals.  In addition, we gained traction during the three years ended December 31, 2014 in the avionics industry working with system integrators, including Tecom, AeroSat and Honeywell, providing airborne solutions to commercial airlines.

We are experiencing growing interest for our terminals, such as the SatTrooper, our Manpack solution, and the BlackRay 71, our terminal for Unmanned Aircraft Systems (UASs).

Technology leadership.  We have been at the forefront of VSAT technology and services for over 25 years and continue to be an innovator and developer of new satellite technologies. Our highly customizable VSAT technology enables us to provide our customers with a wide range of broadband, Internet, voice, data and video solutions.  Our product and operations infrastructure is capable of running hubs with greater than 99.8% availability while rolling out thousands of new VSAT site locations each month. Our SkyEdge II-c, state-of-the-art solution, provides high performance and excellent space segment efficiency. Our legacy product lines are known for their durability and resilience.  Our low-profile, Satcom-On-The-Move, antennas provide reliable broadband communications for defense and homeland security applications. Our state-of-the-art SSPAs provide excellent performance, even at the extreme end of temperature and environmental performance specifications. Our research, development and engineering team is comprised of 277 persons, enabling us to rapidly develop new features and applications. Moreover, by directly serving end-users through our service organizations, we are able to quickly respond to changing market conditions to ensure we maintain our leadership position.

Global presence and local support worldwide.  We have sold our products in around 90 countries on six continents. Our products and services are used by a large and diverse group of customers including some of the largest enterprises in the world, several government agencies and many rural communities. We have 20 sales and service offices worldwide. Through our network of offices we are able to maintain a two-tier customer support program offering local support offices and a centralized supply facility.

Complementary business lines for turnkey solutions.  Our business divisions are able to provide a full turnkey solution to our customers by integrating a diverse range of value-added products and services. Our product and service offerings -- VSAT network equipment, small cell solutions, power amplifiers, low-profile Satcom-On-The-Move antennas, installation, operation and maintenance --  provide communication services ranging from broadband, Internet, voice, data and video to managed solutions that can be customized and are highly flexible. Our business model enables us to be closely attuned to all of our customers' needs and to rapidly adapt to changing market trends. There are cases in which our VSAT-based networks serve as a platform for the delivery of a complete system, providing versatile solutions for corporate enterprises, government agencies, SMEs, rural communities, SOHOs and consumers.

Diversified revenue streams and customer base.  For the year ended December 31, 2014, approximately 67% of our revenues were generated from equipment sales and 33% of our revenues were generated from services. Our equipment sales are generally independent equipment orders which often generate maintenance contracts and additional opportunities for future equipment sales. Our service sales are characterized by long-term contracts that provide a recurring revenue base. In the year ended December 31, 2014, our three business divisions, Commercial, Mobility and Services, accounted for 55%, 23%, and 22% of our revenues, respectively.

Financial position.  As of December 31, 2014, our cash balance was $53.5 million (including cash and cash equivalents, short and long term restricted cash and restricted cash held by trustees, net of short term bank credits and loans), and our debt was $30.9 million (comprised of long-term loans of $26.3 million and current maturities of long-term loans of $4.6 million).

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

Experienced management team.  Our management is comprised of highly experienced executive team.  Dov Baharav, the Chairman of our Board of Directors and who will be assuming the role of interim Chief Executive Officer in the second quarter of 2015, has broad experience in senior executive positions. Mr. Baharav served as Chairman of the Board of Directors of Israel Aerospace Industries Ltd. and was President and CEO and a member of the Board of Directors of Amdocs Management Limited (NASDAQ: DOX).

Our Growth Strategy

Our objective is to leverage our advanced technology and capabilities to:

Expand our presence in the on-the-move and defense satcom market. We are focusing efforts on the airborne opportunities with products applicable for both commercial and defense applications. We are investing in this market segment, especially in the commercial aviation market, as we believe its global growth will contribute to our business. Building on our technology leadership and growing presence with armed forces around the world, we are continuing to focus on this growing market segment both in the United States and globally. We acquired RAS and Wavestream, whose customers are mainly in the defense and homeland security markets. We have also developed products with specific capabilities required by armed forces and homeland security agencies globally.

Increase our presence in the Ka-band and HTS market. Ka-band and HTS technology is expanding to more regions in the world, offering new opportunities for satellite broadband with much higher capacities and at lower prices to subscribers. We are focused on the Ka-band and HTS market as one of the growth drivers for our company. We continued to develop our VSAT platform: SkyEdge II-c, including a hub and remote terminals supporting multiple applications, designed to operate multi spot-beam satellites to deliver high-throughput service speeds and high-speed browsing using advanced web acceleration technologies.

Strengthen and expand our technology leadership. We are strengthening our technology leadership by our continued investment in research and development, with a view of expanding our product portfolio with new product offerings and new capabilities. Our flagship product, the SkyEdge II-c platform, which was designed for Ka-band and multi-spot beam high throughput satellites, has cutting edge space segment utilization and performance. Our new VSAT offerings, such as SkyEdge II-c, Capricorn, the world’s fastest TDMA VSAT, and additional recently introduced products like SkyEdge II-c Libra Hybrid terminal and CellEdge integrated small cell over satellite, enable our customers new opportunities in deploying communication networks suited to their needs.  In addition, we have developed terminals for on-the Move and on-the-Pause for commercial, homeland security and defense applications (including integration of antenna, modem and BUC)  as well as modems and manpacks designed for defense and homeland security applications and we are focusing on developments for enhanced performance and capabilities of our SSPAs, and Satcom-On-The-Move antenna offerings.

Focus on emerging markets.  We have expanded our focus on emerging markets. Traditionally, it has been considered too costly for service providers to provide full-terrestrial networks to these regions. As a result, many governments either require telecommunications operators to provide communications access through USOs to these communities or provide funding via Universal Service Funds, or USFs, to subsidize the provision of these services. We focus our sales efforts on offering solutions to service providers that are either being required by USOs to facilitate the rural expansion, or on offering solutions to service providers that are utilizing the subsidies created through USFs. We have developed a new integrated solution for this market. CellEdge include small cell and satellite backhaul.

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

Our Businesses in 2014

Commercial Division

    Overview

Our Commercial Division provides VSAT-based network systems, low-profile satcom-on-the-move antennas and associated professional services to satellite and telecom operators worldwide. Our operational experience in deploying large VSAT networks together with our global network of local offices enable us to work closely and directly with those providers. We provide equipment and solutions to the commercial, government and consumer markets.

Our SkyEdge product family, including the SkyEdge, SkyEdge II and SkyEdge II-c products, allows us to deliver efficient, reliable and affordable broadband connectivity such as Internet, voice, data and video.
As a single platform SkyEdge II-c supports multiple applications such as, Broadband Access, Enterprise Cellular Backhaul and Mobility.

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

Our Commercial Division is headquartered in Petah Tikva, Israel and operates through 12 offices worldwide. In the year ended December 31, 2014, our Commercial Division had revenues of $130.3 million.

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

During 2012, we introduced our SkyEdge II-c system. The SkyEdge II-c system supports large scale broadband services for both consumer and enterprise applications, including fast web browsing, high-speed trunking, video streaming, Internet Protocol Television, or IPTV, Voice Over Internet Protocol, or VoIP, and other bandwidth-intensive services. It includes a unified, centralized network management system, or NMS which manages all hub elements at all gateways from a central NOC location. Enhanced FCAPS functions and the electronic machine to machine interface enable full visibility, control and seamless integration with the operator’s operations support system/ business support system, or OSS/BSS, environment.

The SkyEdge II-c platform supports three VSAT types;   Gemini, Libra and Capricorn.

•
SkyEdge II-c Gemini is a compact high-throughput VSAT, designed to enable high speed broadband services while meeting cost efficiencies required by residential customers and businesses. Gemini enables fast web browsing, video streaming, IPTV, VoIP, and other bandwidth intensive services.

•
SkyEdge II-c Libra empowers mobile operators, ISPs and DTH service providers by combining satellite and cellular technologies. This hybrid terminal provides a low-cost solution for underserved areas where existing mobile network infrastructure or DSL cannot provide reliable high-speed broadband Internet. Libra offers satellite download speeds as fast as 20 Mbps. Meanwhile, upload traffic remains within the customer’s existing network, even if speeds of only a few Kbps are available. Libra enables MNOs and DTH providers to leverage their existing infrastructure to provide broadband service to the home.

•
SkyEdge II-c Capricorn is the latest addition to the SkyEdge II-c family of high-performance satellite routers. Capricorn has been designed to deliver ultra-high-speed broadband services while satisfying the need for cost efficiencies. Capricorn is a full-featured IP router, supporting Ku/Ka/C bands with throughput of up to 200Mbps. It is suitable for high performance and high bandwidth-hungry applications such as ultra-fast web browsing, video streaming, IPTV, VoIP, cellular backhauling, and IP trunks.

All SkyEdge II-c VSATs are full-featured IP routers, supporting enhanced IP routing features such as DHCP, NAT/PAT and IGMP. Advanced application-based QoS guarantees the performance of real-time applications such as VoIP and video streaming, while also supporting other data applications. SkyEdge II-c VSATs also support next generation IPv6 networking.

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

Cellular Backhaul and Rural connectivity

CellEdge is our integrated small cell over satellite solution that enables remote 2G/3G cellular connectivity in rural areas. Satellite backhaul is often the most cost effective means to bring cellular connectivity to remote areas. Successful, quick deployment requires an end-to-end integrated solution that combines the small cell, and satellite backhaul optimized to work together in the most efficient manner.
Mobile operators benefit from one point of contact providing an end-to-end solution enabling quick deployment, high reliability and outstanding user experience.

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

In certain other situations we are required to provide our VSAT solution in a turnkey mode whereby we are responsible for the complete end-to-end solution. In the case of turnkey solutions, and occasionally in projects requiring system integrations, we provide our customers with a full and comprehensive solution including:

•	Project management – accompanying the customer through all stages of a project and ensuring that the project objectives are within the predefined scope, time and budget;

•	Satellite network design – translating the customer’s requirements into a system to be deployed, performing the sizing and dimensioning of the system and evaluating the available solutions;

•	Deployment logistics – transportation and rapid installation of equipment in all of the network sites;

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

Marketing and Sales

We use both direct and indirect sales channels to market our products, solutions and services. Our commercial division has organized its marketing activities by geographic areas, with groups or subsidiaries covering most regions of the world. Our sales teams are comprised of account managers and sales engineers who establish account relationships and determine technical and business requirements for the customer’s network. These teams also support the other distribution channels with advanced technical capabilities and application experience. Sales cycles in the VSAT network market vary significantly, with some sales requiring 18 months and even more, from an initial lead through signing of the contract and others stemming from an immediate need for product delivery within two to three months. The sales process includes gaining an understanding of customer needs, several network design iterations and network demonstrations.

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

Service providers serving the rural communications market are typically public telephony and Internet operators providing telephony and Internet services through public call offices, telecenters, Internet cafes or pay phones. Some of the rural communication projects are for government customers. Examples of our rural telecom customers include Telefonica in Peru, Entel in Bolivia and SCT in Mexico

Service providers for the consumer market are typically telecom operators planning to expand Internet service to the consumer markets.  We have signed an agreement with SES Broadband Services, or SBBS, (formerly known as SES and before that as ASTRA2Connect) for the delivery of network equipment and Ka-band end-user terminals for their European satellite-based consumer Internet service - SES Broadband Services. The SBBS Ka service was launched in December 2012. As part of the SBBS consumer rollout, we received orders from several European Internet service providers, or ISPs. The SBBS Ka service allows European households to benefit from broadband satellite access, enabling internet, video and VoIP services.

Our VSAT networks also provide underserved areas with a high-speed Internet connection similar to DSL service provided to residential users. An example of such a customer is Optus in Australia, Hispasat in Spain and SBBS in several countries in Europe.

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

Mobility Division

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

Raysat antenna products are designed, manufactured and assembled at our facilities in Bulgaria.

Wavestream BUCs and SSPA

Wavestream, founded in 2001, designs and manufactures next generation solid-state power amplifiers for mission-critical defense and broadcast satellite communications systems. Wavestream’s innovative, patented Spatial Power advantage™ technology provides higher output power, greater reliability and lower energy usage in more compact packages than traditional amplifier solutions. Wavestream’s proven family of products meet the growing demand for greater efficiency and significant lifecycle cost reductions for satellite communications systems worldwide. Since 2005, Wavestream has built and deployed approximately 15,000 BUCs and SSPAs worldwide. We acquired Wavestream in November 2010.

Wavestream’s headquarters, research and development, engineering and manufacturing facilities are located in San Dimas, California, with additional research and development center in Singapore. Wavestream has 111 employees.  Our Wavestream BUCs are manufactured in our facility in San Dimas, California.

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

•
Commercial terminals - A high power amplifier is used with high-end VSAT terminals for various applications where there is the requirement to transmit large amounts of data. Examples include airborne terminals in commercial airplanes for Internet access;

•
Commercial broadcast - Broadcast providers and teleport operators require high power amplifiers in order to transmit large carriers, such as for TV broadcast, multicast of video and high-speed IP connectivity.

Wavestream’s customers include General Dynamics, Telecommunications Systems (TCS), L-3, Honeywell, Tecom and AeroSat.

Wavestream Products

We believe that Wavestream has established market leadership with its compact, highly efficient SSPAs with a field-proven family of Ka, Ku, X and C-band products.  Wavestream’s products are designed and tested to meet strenuous requirements for temperature, shock and vibration, as well as over the full range of frequency and temperature.

The Wavestream AeroStream™ is state-of-the-art transceiver for challenging inflight satellite communications environments. AeroStream products meet RTCA/DO-160G, Boeing, Airbus and ARINC specifications for commercial aircraft as well as MIL-STD requirements for military aircraft. AeroStream™ transceiver is in certification process with the FAA. AeroStream incorporates Wavestream’s next generation Spatial Power Advantage™ technology to provide high power output with greater efficiency and reliability for airborne satellite communications applications. The AeroStream transceiver provides all necessary interfaces to work seamlessly with leading modems and Antenna Control Units (ACU) to provide a convenient turnkey solution.

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

Our patented technology allows us to create amplifiers and BUCs with high output power in more compact product packages that generate less heat, use less energy, and reduce lifecycle costs. Our products help customers meet the stringent power requirements for mission-critical communications system. We perform full factory acceptance testing on every unit we manufacture and deliver, ensuring each product has guaranteed performance over the full temperature range and over extended frequency bands. Since 2007, Wavestream has shipped approximately 15,000 BUCs and SPPAs across C, X, Ku and Ka spectrums.

Services Division

Overview

Gilat Peru & Colombia

Through our operations in Peru and Colombia, we are service providers for public telephony and Internet services to rural areas there, using our hubs and VSATs equipment and in Peru also wireless terrestrial technologies (microwave, unlicensed  radio frequencies). In these countries, we have built the infrastructure and act as a licensed telecommunications operator (Build-and-Operate model) in subsidized government projects. Our services include operating public phones (most of it prepaid cards) and providing internet connectivity to schools and other public entities. In addition, Gilat Peru uses its infrastructure to provide services to enterprise, SME, SOHO and residential customers.

Gilat Peru & Colombia has local offices in Lima, Peru and Bogota, Colombia and employs 230 persons on a full-time basis.

Services and Solutions

We began to operate in Peru in 1998, with the award of our first rural telephony project called "Frontera Norte" for FITEL, with approximately 200 sites. Since then, we have participated in most rural communications projects launched by the Peruvian government and have won various projects, either wholly or partially. Overall, we operate almost 8,700 telephony sites in Peru, of which approximately 1,000 have Internet connectivity, and have been awarded over $45 million in government subsidies to build and operate these networks. In 2011, we won our seventh FITEL project for an additional 770 sites with subsidies of approximately $14.5 million. In addition, we have developed services for financial sector customers, such as Banco de la Nacion, utilizing our current infrastructure and providing those customers with Internet, data and telephony services. In 2012, we won an additional $9.6 million project from Banco de la Nacion to provide services for three years. Our rural network manages millions of incoming and outgoing minutes every month, serving more than six million people in rural areas. On average, deployment of the network in Peru has reduced the distance between rural phone locations from 50km to 5km. In January 2013, we were awarded a contract by the Ministry of Education in Peru to provide Internet connectivity to 2,600 schools nationwide for approximately $12.8 million. This contract was expanded in 2014 for an amount of approximately $2 million for the deployment of 302 additional schools and for some adaptation works of the Ministry’s HUB center in Lima. In December 2013, we were awarded a contract from the Peruvian government (through FITEL) for the deployment and operation of a wireless transport and distribution network in the northern Amazonas region of Peru. The contract, worth $30 million, is for construction of the network, its operation for 10 years and the provision of services to 88 villages along the network’s path. This contract was expanded in 2014 for approximately $6 million for the deployment and operations of Internet and telephony services in 24 additional localities along the Amazonas river.  In March 2015, Gilat Peru was awarded the Regional FITEL Projects from the Peruvian government (through FITEL) as part of a bid issued for the construction of networks in three regions in Peru  , operation of the networks for a defined period and their transfer to the government. We will establish a Peruvian subsidiary to enter into written agreements with the Peruvian government for each of the three regional projects that were awarded, in accordance with the bid conditions. A fiber-optic transport networks will be built, operated for one year and transferred to the Peruvian government, while the access networks based on wireless technologies will be operated for 10 years before being transferred to the government. The FITEL Regional Projects are expected to generate revenues of $285 million of revenues to be recognized over approximately 11 years.  , We also expect to generate additional  revenues by enabling cellular carriers to acquire network capacity to address the growing needs for voice, data, and internet in these regions.

Gilat Colombia started operations in 1999 by winning the government's Compartel I project focused on rural telephony (Compartel is now known as dirección de conectividad, or DirCon). This project was followed by two additional projects awarded by the Colombian government to Gilat Colombia for   Rural Communitarian Telephony (TRC I and TRC II) and Telecentros.  Until March 31, 2013, Gilat Colombia operated a network of approximately 2,000 rural sites spread throughout the country, serving over four million persons. The services for those rural sites included telephony, Internet, fax and other services. Our agreements with the Ministry of Information Technology and Communications (MINTIC) in Colombia for the provision of communitarian telecomm services were renegotiated and extended several times, until they finally expired as of March 31, 2013. Additionally, in December 2011, Gilat Colombia entered into a contract with MINTIC to provide broadband Internet connectivity to over 1,676 schools throughout the country’s rural regions, which ended at December 2013. The contract’s aggregate worth, including extensions, was $26 million. In December 2013, Gilat Colombia was awarded a project valued at $99 million over approximately three and a half year period as part of the Kioscos Digitales project initiated by the MINTIC.  Gilat is to provide Internet/telephony connectivity for assimilation of educational programs in 1903 Kioscos sites, which were deployed in 2014 in two of the six regions that cover all of Colombia.

Enterprise and Government Agencies:

We provide private network equipment and related services to selected enterprises and government agencies. These customers contract directly with Gilat Peru for VSAT equipment and associated network services to be deployed at customer locations, typically for a contract term of three to five years. We also resell managed terrestrial connectivity equipment and services from facilities-based Local Exchange Carrier partners.  One such customer is Banco de la Nacion in Peru.

Customer Support Operations

Gilat Peru & Colombia complement their services with back office support for subsidized telephony and Internet networks as well as for private Internet, data and telephony clients including a call center, network operations center, field service maintenance and a pre-paid calling card platform and distribution channels.

Our Services Division has local offices in Lima Peru and Bogota Colombia. In the year ended December 31, 2014, revenues from our Services Division were $50 million.

Sales and Marketing

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

We compete in some HTS (High Throughput Satellite) markets with competitors such as ViaSat and HNS who have launched high throughput satellites.  Although we have entered the HTS market with  competitive VSAT technology, our penetration into that market will be gradual and our success is not assured.  We also expect that competition in this industry will continue to increase.

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

In Peru and Colombia, where we primarily operate public rural telecom services, we typically encounter competition on bids for projects subsidized by the government or other public entities from various service providers, system integrators and consortiums. Some of these competitors offer solutions based on VSAT technology and some on alternate technologies (typically cellular or wireless.  As operators that offer terrestrial or cellular networks expand their reach to certain Peru and Colombia regions, they compete with our VSAT solutions. Examples of such competitors are Telefonica Peru, Empresas Telefonicas de Bogota, Internet Por Colombia and SkyNet.

Geographic Distribution of our Business

The following table sets forth our revenues from continued operations by geographic area for the periods indicated below as a percent of our total sales:

	Years Ended December 31,
	2014	2013	2012
South America and Central America	47%	36%	43%
Asia and Asia Pacific	22%	39%	31%
North America	18%	11%	14%
Europe	7%	10%	9%
Africa	6%	4%	3%
Total	100%	100%	100%

Backlog

As of December 31, 2014, our backlog for equipment sales and revenues from multi-year service contracts for our products was approximately $174 million, down from approximately $228 million at year-end 2013. Backlog does not include revenues from future traffic on our rural networks, future revenues from subscribers, from our consumer operation and other cancelable agreements. Backlog is not necessarily indicative of future sales.  Many of our contracts can be terminated at the convenience of the customer.  In addition, some of our contracts may include product specifications that require us to complete additional product development.  Any inability to meet the specifications or complete the product development on time could lead to a termination of the related contract.

C.	Organizational Structure

Significant Subsidiaries	Country/State of Incorporation	% ownership
1. Gilat Satellite Networks (Holland) B.V.	Netherlands	100%
2. Gilat Colombia S.A. E.S.P	Colombia	100%
3. Gilat to Home Peru S.A	Peru	100%
4. Gilat do Brazil Ltda.	Brazil	100%
5. Gilat Satellite Networks (Mexico) S.A. de C.V.	Mexico	100%
6. Wavestream Corporation	Delaware	100%
7. Gilat North America LLC (former name: Raysat Antenna Systems LLC)	Delaware	100%
8. Gilat Australia Pty Ltd.	Australia	100%
9. Gilat Satellite Networks (Eurasia) Limited	Russia	100%
10. Gilat Satellite Networks MDC (Moldova)	Moldova	100%
11. Raysat Bulgaria EOOD	Bulgaria	100%
12. Gilat Satellite Communication Technology (Beijing) Ltd.	China	100%

D.	Property, Plants and Equipment

Our headquarters are located in a modern office park which we own in Petah Tikva, Israel. This facility consists of approximately 380,000 square feet, out of which approximately 179,300 square feet are currently used by us and the remainder is subleased or offered for sublease to third parties,.

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

ITEM 5:  PERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Introduction

We were incorporated in 1987 and began trading on the NASDAQ Stock Market in 1993 and on the TASE in 2004. We are a leading global provider of broadband satellite communication and networking solutions and services. We design, produce and market VSAT systems, integrated small cells, SSPAs, BUCs, low-profile antennas and on-the-Move / on-the-Pause terminals. Our equipment is used by satcom operators, service providers, system integrators, government and defense organizations, large corporations and enterprises. We also provide connectivity services, Internet access and telephony, to enterprise, government and residential customers in Peru and Colombia over our own networks which are built using our own equipment. We also provide managed network services such as in Australia, over a VSAT network owned by Optus.

We have a large customer installed base and have shipped more than one million VSAT units to customers in approximately 90 countries on six continents since 1989. We have twenty sales and support offices worldwide, three NOCs and five R&D centers. Our products are primarily sold to communication service providers and operators that use VSATs to serve enterprise, government and residential users. We also provide services directly to end-users in certain countries in Latin America. Commencing in 2010, following the acquisitions of RAS and Wavestream, we develop and provide Satcom-on-the-move antenna solutions, terminals, SSPAs and BUCs, for commercial and defense broadband communications.

We operate three business divisions, comprised of our Commercial, Mobility and Services divisions:

•
Commercial Division – provides VSAT networks, satellite communication products, small cell solutions and associated professional services to service providers, satellite operators and MNOs worldwide, including for HTS initiatives worldwide;

•
Mobility Division - provides on-the-Move / on-the-Pause satellite communication products and solutions to system integrators, defense and homeland security organizations worldwide and also includes the operations of Wavestream, whose sales are primarily to system integrators, defense and homeland security organizations;

•	Service Division - consisting of our service businesses in Peru and Colombia, which offer rural telephony and Internet access solutions and operate these networks.

In December 2013, we sold our Spacenet subsidiary, to SageNet for approximately $16 million, subject to certain post-closing adjustments and expenses. During 2014 the post-closing adjustments were resolved and consequently we incurred additional expenses of approximately $0.8 million related to those adjustments.

Spacenet was previously accounted under the Service Division. Following its sale, Spacenet’s results, as well as income and costs related to the sale of Spacenet, are accounted as discontinued operations.

Financial Statements in U.S. Dollars

           The currency of the primary economic environment in which most of our operations are conducted is the U.S. dollar and, therefore, we use the U.S. dollar as our functional and reporting currency. Transactions and balances originally denominated in U.S. dollars are presented at their original amounts. Gains and losses arising from non-U.S. dollar transactions and balances are included in the consolidated statements of operations. The financial statements of certain foreign subsidiaries, whose functional currency has been determined to be their local currency, have been translated into U.S. dollars.  The assets and liabilities of these subsidiaries have been translated using the exchange rates in effect at the balance sheet date. Statements of operations amounts have been translated using specific rates. The resulting translation adjustments are reported as a component of shareholders' equity in accumulated other comprehensive income (loss).

Explanation of Key Income Statement Items - Significant Revenues and Expenses

Revenues

We generate revenues mainly from the sale of products and services for satellite-based communications networks. Sale of products includes mainly the sale of VSATs, hubs, SSPAs, low-profile antennas and on-the-Move / on-the-Pause terminals. Service revenues include access to and communication via satellites, or space segment, installation of network equipment, telephone services, internet services, consulting, on-line network monitoring, network maintenance and repair services. We sell our products primarily through our direct sales force and indirectly through resellers or system integrators. Sales consummated by our sales force and sales to resellers or system integrators are considered sales to end-users.

In 2014, we did not have any customer who accounted for more than 10% of our revenues. In 2013, one customer accounted for 21% of our revenues (included in our Commercial Division). In 2012, one customer accounted for 17% of our revenues (included in our Commercial Division) and an additional customer accounted for 13% of our revenues (included in our Services Division).

Costs and Operating Expenses

Cost of revenues, for both products and services, includes the cost of system design, equipment, satellite capacity, customer service, interconnection charges and third party maintenance and installation.

Our research and development expenses, net of grants received, consist of salaries, raw materials, subcontractor expenses, related depreciation costs and overhead allocated to research and development activities.

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

The preparation of the financial information in conformity with generally accepted accounting principles requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, mainly related to trade receivables, inventories, deferred charges, long-lived assets, intangibles and goodwill, revenues, stock based compensation relating to options and contingencies. We base our estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

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

Most of the activity of Gilat Colombia consists of operating subsidized projects for the governmental authority, dirección de conectividad, or DirCon, (formerly known as Compartel) (collectively, the DirCon Projects).  The DirCon Projects were originally awarded to our Colombian subsidiaries in 1999 and 2002 and were extended several times. An additional DirCon project that was awarded to us in 2011 was completed in December 2013. We were awarded another  DirCon project in 2013 that is ongoing and is scheduled to be completed in 2017.

As required in the bid documents for the DirCon Projects, we established trusts, or the Trusts, and entered into a governing trust agreement for each project, or collectively the Trust Agreements. The Trusts were established for the purpose of holding the network equipment, processing payments to subcontractors, and holding the funds received through the subsidy from the government until they are released in accordance with the terms of the subsidy and paid to us. The Trusts are a mechanism to allow the government to review amounts to be paid with the subsidy and to verify that such funds are used in accordance with the transaction document of the project and the terms of the subsidy. We generate revenues both from the subsidy, as well as from the use of the network that Gilat Colombia operates.

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

As of December 31, 2014 and 2013, the Trusts' assets, amounted to $15.4 million and $3.2 million, respectively. These assets are consolidated within our financial statements and are classified as "Restricted cash held by trustees". As of December 31, 2014 and 2013, the Trusts' liabilities, classified as "Short-term advances from customers, held by trustees", are consolidated within our financial statements and amounted to $12.9 million and $0 million, respectively.

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

Revenues from contracts in which we provide construction or production of products (“Production-Type Contracts”) which are significantly customized  to the buyer's specifications  are recognized in accordance with ASC 605-35, "Construction-Type and Production-Type Contracts". In Production-Type Contracts under which we produce units of a basic product in a continuous or sequential production process, we recognize revenues based on the units-of-delivery method, recognizing revenue for each unit on the date that unit is delivered. In other Production-Type Contracts, that require significant construction and customization to the customer's specifications, we recognize revenues using the percentage-of-completion method of accounting based on the input measure by using the ratio of costs related to construction performance incurred to the total estimated amount of such costs. The amount of revenue recognized is based on the total fees under the arrangement and the percentage of completion achieved. Provisions for estimated losses on uncompleted contracts, if any, are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contact.

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

During 2012, the continuing pressure on the DoD budget along with ongoing uncertainties surrounding future spending by the DoD, as well as other elements, reflected in the reduction of Wavestream’s revenues and operational results compared to forecasts and prior years’ results were considered as indicators of potential impairment of Wavestream's intangible assets, property and equipment and goodwill and led us to re-evaluate the value of Wavestream’s intangible assets based on the future undiscounted cash flows expected to be generated by it. Following such valuation, we came to the conclusion that the value of Wavestream’s technology was impaired. In order to assess the amount of the impairment, we assessed the fair value of Wavestream’s technology using the discounted cash flow method. As a result, we recorded an impairment loss related to Wavestream’s technology in the amount of approximately $ 8 million in 2012. The impairment loss was recorded as part of "Impairment of goodwill and intangible assets” in our Statement of Operations in the consolidated financial statements included in this annual report.

Future events could cause us to conclude that impairment indicators exist, and that additional intangible assets associated with our acquired businesses and our long-lived assets are impaired. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

During 2014 and 2013, no impairment losses were identified.

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

In 2012, we identified certain indicators that affected the carrying value of the goodwill and other intangible assets of Wavestream within our Mobility Division. The continuing pressure on the DoD budget along with uncertainties regarding the DoD’s future spending, as well as other elements, were reflected in the reduction of Wavestream’s revenues and operational results in  2012 compared to forecasts and prior years’ results. We performed an analysis of Wavestream’s implied carrying value in accordance with ASC 350. As a result of the impairment test, we recorded goodwill impairment losses of approximately $23.9 million in 2012.  The impairment losses were recorded as part of "Impairment of goodwill and intangible assets” in our Statement of Operations in the consolidated financial statements included in this annual report.

We estimated the fair value of Wavestream using the discounted cash flow method. In order to determine fair value, we relied upon  five-year forecasts for sales and operating expenses, including capital expenditures, and assume a reasonable annual growth rate of cash flows for periods after the five-year forecast period of 4%. We developed a weighted average cost of capital, or WACC, to discount the expected future cash flows of 14% for 2014, 14.5% for 2013 and 13.5% for 2012.  In determining the WACC, we primarily considered factors such as the risk free rate of return, the volatility of the business relative to the market, the equity risk premium and small stock premium.

During 2014 and 2013, no impairment losses were identified.

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

In 2014 we joined a tax amnesty program in Brazil (“Refis”). The Refis program allows companies to pay significantly reduced amounts of interest and fines, or none at all, in order to settle their open tax cases (direct and indirect taxes). We paid approximately $2 million under the Refis program. We reversed accruals we had on our books for some of these claims and therefore recorded income of $0.6 million in general and administrative expenses, $1.8 million in financial income and an expense of $0.3 million in tax expenses.

Accounting for Stock-Based Compensation.   We account for stock based compensation in accordance with ASC 718, "Compensation-Stock Compensation”, or ASC 718, which requires us to measure all employee stock-based compensation awards using a fair value method and recognize such expense in our consolidated financial statements. We adopted ASC 718 using the modified prospective transition method. We estimate the fair value of stock options granted using the Black-Scholes option pricing model, and the fair value of Restricted Share Units, or RSUs, based on the market stock price on the date of grant. We recognized stock-based compensation expense of $2.4 million, $2.3 million and $1.9 million in 2014, 2013 and 2012, respectively. As of December 31, 2014, we had $3.3 million of total unrecognized compensation costs related to non-vested share-based awards granted under our stock option plans. That cost is expected to be recognized over a weighted average period of 1.06 years.

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

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Revenues. Revenues for the years ended December 31, 2014 and 2013 for our three segments were as follows:

	Year Ended			Year Ended
	December 31,			December 31,
	2014	2013	Percentage	2014	2013
	U.S. dollars in thousands		change	Percentage of revenues

Commercial
Equipment	82,488	85,405	(3.4)%	35.1%	36.4%
Services	47,818	56,171	(14.9)%	20.3%	23.9%
	130,306	141,576	(8.0)%	55.4%	60.3%
Mobility
Equipment	51,318	41,893	22.5%	21.8%	17.8%
Services	3,499	6,318	(44.6)%	1.5%	2.7%
	54,817	48,211	13.7%	23.3%	20.5%
Services
Equipment	23,725	6,256	279.2%	10.1%	2.7%
Services	26,285	38,823	(32.3)%	11.2%	16.5%
	50,010	45,079	10.9%	21.3%	19.2%
Total
Equipment	157,531	133,554	18.0%	67.0%	56.9%
Services	77,602	101,312	(23.4)%	33.0%	43.1%
Total	235,133	234,866	0.1%	100.0%	100.0%

Revenues in 2014 remained almost at the same level as 2013, with a slight increase of $0.3 million, or 0.1%.

In our Commercial Division, revenues decreased by approximately $11.3 million in 2014 compared to 2013. The decrease was primarily attributable to the completion of the National Broadband Networks (NBN) project in Australia, which was awarded to us in the second quarter of 2011 and whose rollout was completed in 2013.

In our Mobility Division, revenues increased by approximately $6.6 million in 2014 compared to 2013. The increase is mainly attributable to an increase in Wavestream revenues that resulted mainly from sales to system integrators for commercial aviation and increase in sales to DoD systems integrators.

In our Services Division, revenues increased by approximately $4.9 million in 2014 compared to 2013. The increase is mainly attributable to the FITEL project  in the Amazonas region of Peru, which was deployed  in 2014.

We derived approximately 67% of our revenues from equipment sales and 33% from services in 2014 and in 2013.

Gross profit. The gross profit of our three segments for the years ended December 31, 2014 and 2013 was as follows:

	Year Ended		Year Ended
	December 31,		December 31,
	2014	2013	2014	2013
	U.S. dollars in thousands		Percentage of revenues per segment

Commercial
Equipment	25,184	30,340	30.5%	35.5%
Services	27,535	16,270	57.6%	29.0%
	52,719	46,610	40.5%	32.9%
Mobility
Equipment	15,688	9,383	30.6%	22.4%
Services	2,106	5,055	60.2%	80.0%
	17,794	14,438	32.5%	29.9%
Services
Equipment	9,756	7,527	41.1%	120.3%
Services	3,366	11,081	12.8%	28.5%
	13,122	18,608	26.2%	41.3%
Total
Equipment	50,628	47,250	32.1%	35.4%
Services	33,007	32,406	42.5%	32.0%
Total	83,635	79,656	35.6%	33.9%

Our gross profit is affected year-to-year by the mix of revenues between equipment and services, the regions in which we operate, the size of our transactions and the timing of when such transactions are consummated. As such, we are subject to year-to-year fluctuation in our gross profit.

Our gross profit margin increased to 35.6% in 2014 from 33.9% in 2013. The increase in our gross profit margin in 2014 is attributable to the increase in the gross profit margin of our Commercial Division, which was partly off-set by a decrease in the gross profit margin of our Services Division.

In our Commercial Division, the increase in our gross profit margin is mainly attributable to the completion of the deployment of a large international transaction in 2013, which carried lower margins.

In our Mobility Division, the slight increase in our gross profit margin is mainly attributable to the increase in revenues, while the fixed costs remained substantially at the same level as in 2013.

In our Services Division, the decrease in our gross profit margin is mainly attributable to extension of certain projects in Colombia in 2013 which carried higher margins than the projects in 2014 and to the allocation of overhead costs to the Services Division in 2014.  During 2014, we revised the measurement of each segment, due to a new allocation of corporate overhead that was based on new key performance indicators determined by our management, as reviewed by our Chief Operating Decision Maker (“CODM”).

Research and development expenses, net. Our research and development expenses are incurred by our Commercial and Mobility Divisions. Our research and development expenses for the years ended December 31, 2014 and 2013 were as follows:

	Year Ended			Year Ended
	December 31,			December 31,
	2014	2013	Percentage	2014	2013
	U.S. dollars in thousands		change	Percentage of revenues per segment

Commercial
Expenses incurred	19,099	18,403	3.8%	14.7%	13.0%
Less - grants	2,015	1,203	67.5%	1.5%	0.8%
	17,084	17,200	(0.7)%	13.1%	12.2%
Mobility
Expenses incurred	8,536	11,088	(23)%	15.6%	23.0%
Less - grants	462	388	19%	0.8%	0.8%
	8,074	10,700	(24.5)%	14.7%	22.2%

Total, net	25,158	27,900	(9.8)%	10.7%	14.7%

Net research and development expenses decreased by approximately $2.7 million in 2014 compared to 2013. The decrease in research and development expenses is attributable to both Mobility and Commercial Divisions. We continue to concentrate our efforts in the integration of and growing synergies between our research and development activities worldwide. Gross R&D expenses were reduced by approximately $1.9 million while OCS grants increased by $0.9 million in 2014 compared to 2013. The increase in OCS grants was due to a higher allocated budget by the Israeli government in 2014 compared to 2013.

Selling and marketing expenses. The selling and marketing expenses of our three reportable segments for the years ended December 31, 2014 and 2013 were as follows:

	Year Ended			Year Ended
	December 31,			December 31,
	2014	2013	Percentage	2014	2013
	U.S. dollars in thousands		change	Percentage of revenues per segment
Commercial	23,401	22,759	2.8%	18.0%	16.1%
Mobility	7,809	8,139	(4.1)%	14.2%	16.9%
Services	1,327	1,316	0.8%	2.7%	2.9%
Total	32,537	32,214	1%	13.8%	13.7%

Selling and marketing expenses increased by approximately $0.3 million in 2014, compared to 2013. Selling and marketing expenses increased in our Commercial Division by approximately $0.6 million, off-set by a decrease of approximately $0.3 million in our Mobility Division.

In our Commercial Division, the $0.6 million increase in expenses is mainly attributable to increased vacation expenses.

In our Mobility Division, the decrease of $0.3 million is mainly attributable to the decrease in subcontractors and travel expenses due to cost efficiencies as well as tighter budget controls.

In our Services Division, expenses in 2014 remained at the same level as 2013.

General and administrative expenses.  The general and administrative expenses of our three segments for the years ended December 31, 2014 and 2013 were as follows:

	Year Ended			Year Ended
	December 31,			December 31,
	2014	2013	Percentage	2014	2013
	U.S. dollars in thousands		change	Percentage of revenues per segment
Commercial	7,808	9,973	(21.7)%	6.0%	7.0%
Mobility	5,961	7,744	(23.0)%	10.9%	16.1%
Services	7,134	5,354	33.2%	14.3%	11.9%
Total	20,903	23,071	(9.4)%	8.9%	9.8%

General and administrative expenses decreased by approximately $2.2 million in 2014 compared to 2013. The decrease is attributable to our Commercial and Mobility Divisions, in which expenses declined by $2.2 million and $1.8 million, respectively, offset by an increase of $1.8 million in our Services Division.

In our Commercial Division, the $2.2 million decrease is primarily attributable to lower subcontractor expenses due to our continuing efforts to reduce costs, and a reduction in bad debt expense due to higher specific bad debts which we incurred in 2013 for certain customers and setoff of costs due to our participation in the Refis program and the reversal of related accruals. In addition, there was a decrease due to a change in the method of allocation of overhead expenses to the divisions in 2014 compared to 2013.

In our Mobility Division, the $1.8 million decrease is primarily attributable to lower subcontractor expenses and depreciation expenses due to our continuing efforts to reduce costs. In addition, there was a decrease due to different allocation of overhead expenses to the divisions in 2014 compared to 2013.

In our Services Division, the $1.8 million increase is primarily attributable to higher legal expenses related to an arbitration claim we filed in Peru. In addition, there was an increase due to a change in the method of allocation of overhead expenses to the divisions in 2014 compared to 2013.

Impairment of goodwill and intangible assets. We conducted our impairment testing in the fourth quarter of 2014 and 2013. Goodwill for all of our reporting units was tested for impairment by comparing the fair value of the reporting unit with its carrying. No impairment losses were identified in 2014 or 2013.

Restructuring Costs. At the end of 2013, we initiated a restructuring plan to improve our operating efficiency at various operating sites and to reduce our operating expenses in the future. As a result of these plans we recognized expenses of $0.6 million for employee contract termination costs and other related expenses in 2013.

Financial expenses, net.  In the year ended December 31, 2014, we had financial expenses of approximately $3.8 million compared to financial expenses of approximately $6.2 million in 2013. The decrease of $2.4 million in our financial expenses is primarily attributable to changes in exchange rate between the local currency and the U.S. dollar in the countries where we operate, mainly in Israel.

Taxes on income.  Taxes on income are dependent upon where our profits are generated, such as the location and taxation of our subsidiaries as well as changes in deferred tax assets and liabilities recorded mainly as part of business combinations. Tax expenses in 2014 were approximately $1.9 million compared to tax benefits of approximately $0.8 million in 2013.

In 2013, the tax benefit was mainly as result of a decrease in valuation allowance on deferred tax assets related to Wavestream due to the expected realization of Wavestream’s carryforward tax losses, while in 2014 we incurred tax expenses in several entities.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Revenues. Revenues for the years ended December 31, 2013 and 2012 for our three segments were as follows:

	Year Ended			Year Ended
	December 31,			December 31,
	2013	2012	Percentage	2013	2012
	U.S. dollars in thousands		change	Percentage of revenues

Commercial
Equipment	85,405	101,455	(15.8)%	36.4%	37.4%
Services	56,171	57,427	(2.2)%	23.9%	21.1%
	141,576	158,882	(10.9)%	60.3%	58.5%
Mobility
Equipment	41,893	51,703	(19.0)%	17.8%	19.0%
Services	6,318	3,668	72.2%	2.7%	1.4%
	48,211	55,371	(12.9)%	20.5%	20.4%
Services
Equipment	6,256	2,533	147.0%	2.7%	0.9%
Services	38,823	54,780	(29.1)%	16.5%	20.2%
	45,079	57,313	(21.3)%	19.2%	21.1%
Total
Equipment	133,554	155,691	(14.2)%	56.9%	57.3%
Services	101,312	115,875	(12.6)%	43.1%	42.7%
Total	234,866	271,566	(13.5)%	100.0%	100.0%

Revenues in 2013 decreased by approximately $36.7 million compared to 2012, representing a decrease of 13.5%. The decrease of $36.7 million was attributable to decreases of $17.3 million, $7.2 million and $12.2 million in our Commercial, Mobility and Services divisions, respectively.

In our Commercial Division, revenues decreased by approximately $17.3 million in 2013 compared to 2012. The decrease was primarily attributable to the decrease in our Latin American and Asian revenues of $14.9 million and $2.1 million, respectively. The decrease in Latin American revenues is mainly attributable to a delay in two projects, whose revenues were shifted to 2014. The delays in the two projects were due to a delay in the selling process to the customers. The agreements closed later than anticipated and therefore the delivery of the projects was partly delayed to 2014, resulting in significantly lower revenues than expected from these projects in 2013.

In our Mobility Division, revenues decreased by approximately $7.2 million in 2013 compared to 2012. The decrease is primarily attributable to the slowdown in Wavestream revenues in the first half of 2013 that resulted from the DoD sequestration and government shut down in the U.S.

In our Services Division, revenues decreased by approximately $12.2 million in 2013 compared to 2012. The decrease is mainly attributable to decreased revenues from the DirCon project in Colombia, which ended on March 31, 2013, which was partially offset by increased revenues in Peru that was primarily attributable to a substantial equipment sale.

We derived approximately 57% of our revenues from equipment sales and 43% from services in 2013 and in 2012.

Gross profit. The gross profit of our three segments for the years ended December 31, 2013 and 2012 was as follows:

	Year Ended		Year Ended
	December 31,		December 31,
	2013	2012	2013	2012
	U.S. dollars in thousands		Percentage of revenues per segment

Commercial
Equipment	30,340	44,145	35.5%	43.5%
Services	16,270	17,427	29.0%	30.3%
	46,610	61,572	32.9%	38.8%
Mobility
Equipment	9,383	13,333	22.4%	25.8%
Services	5,055	1,040	80.0%	28.4%
	14,438	14,373	29.9%	26.0%
Services
Equipment	7,527	1,408	120.3%	55.6%
Services	11,081	20,576	28.5%	37.6%
	18,608	21,984	41.3%	38.4%
Total
Equipment	47,250	58,886	35.4%	37.8%
Services	32,406	39,043	32.0%	33.7%
Total	79,656	97,929	33.9%	36.1%

Our gross profit is affected year-to-year by the mix of revenues between equipment and services, the regions in which we operate, the size of our transactions and the timing in which such transactions are consummated. As such, we are subject to year-to-year fluctuation in our gross profit. Our gross profit decreased mainly due to the decrease in overall sales. Our gross profit margin decreased to 33.9% in 2013 from 36.1% in 2012. The decrease in our gross profit margin in 2013 is attributable to the decrease in our overall sales and specifically to decreased equipment sales in 2013 compared to 2012. In general, as a result of the fixed cost component in our costs of goods sold, the decrease in overall sales resulted in a significant decrease in overall gross margin, as further discussed below.

Our gross profit from our Commercial Division decreased mainly due to the decrease in revenues. In addition, the decrease in revenues from equipment sales was significantly higher than the decrease in our revenues from services, which had a lower gross margin. Accordingly, the change in the mix of revenues with services revenues increasing as a percentage of total revenues resulted in a decrease in the gross margin of the total division. In addition, there was a significant decrease in our equipment gross margin due to the decrease in revenues and the continuing fixed cost component of our costs of goods sold.

In our Mobility Division, the increase in our gross profit is mainly attributable to certain international sales transactions which carried higher margins. In 2012, the portion of the sales of products to DoD systems integrators, which have a lower gross margin, out of the total sales was higher than in 2013. In 2013, a higher proportion of our equipment sales and related services were made directly to end customers in the international market (not related to the DoD) and included different equipment  and related services than those sold to the DoD, which carried higher gross margins. In addition, there was a significant increase in our services gross margin due to the increase in services revenues and the continuing fixed cost component of our costs of services.

Our gross profit from our Services Division decreased mainly due to the decrease in revenues. This decrease was slightly offset by an increase in our gross profit margin attributable to the increase in equipment sales, which was offset by the significant decrease in revenues generated from services, which have a lower gross margin.  The increase in equipment sales is attributable to a substantial equipment transaction in Peru. In addition, the gross margin from services decreased substantially since we continued to incur fixed costs during 2013, while our revenues from the DirCon project in Colombia ended on March 31, 2013, resulting in lower revenues for the entire year.

Research and development expenses, net.

Our research and development expenses are incurred by our Commercial and Mobility Divisions. Our research and development expenses for the years ended December 31, 2013 and 2012 were as follows:

	Year Ended			Year Ended
	December 31,			December 31,
	2013	2012	Percentage	2013	2012
	U.S. dollars in thousands		change	Percentage of revenues per segment

Commercial
Expenses incurred	18,403	19,561	(5.9)%	13.0%	12.3%
Less - grants	1,203	2,261	(46.8)%	0.8%	1.4%
	17,200	17,300	(0.6)%	12.2%	10.9%
Mobility
Expenses incurred	11,088	12,735	(12.9)%	23.0%	23.0%
Less - grants	388	794	(51.1)%	0.8%	1.4%
	10,700	11,941	(10.4)%	22.2%	21.6%

Total, net	27,900	29,241	(4.6)%	14.7%	13.6%

Net research and development expenses decreased by approximately $1.3 million in 2013 compared to 2012. The decrease in research and development expenses is attributable to both Mobility and Commercial Divisions. In both divisions, we concentrate our efforts on the integration of and growing synergies between our research and development activities worldwide mainly following the acquisitions of Wavestream and RAS in 2010. Gross research and development expenses were reduced by approximately $2.8 million, which was offset by an approximately $1.5 million decrease in OCS grants in 2013 compared to 2012. The reduction in OCS grants was due to a lower allocated budget by the Israeli government in 2013 compared to 2012.

Selling and marketing expenses. The selling and marketing expenses of our three segments for the years ended December 31, 2013 and 2012 were as follows:

	Year Ended			Year Ended
	December 31,			December 31,
	2013	2012	Percentage	2013	2012
	U.S. dollars in thousands		change	Percentage of revenues per segment
Commercial	22,759	24,184	(5.9)%	16.1%	15.2%
Mobility	8,139	9,128	(10.8)%	16.9%	16.5%
Services	1,316	1,676	(21.5)%	2.9%	2.9%
Total	32,214	34,988	(7.9)%	13.7%	12.9%

Selling and marketing expenses decreased by approximately $2.8 million in 2013, compared to 2012. Selling and marketing expenses declined in all of divisions as revenues declined in all divisions.

In our Commercial Division, the decrease in expenses of $1.4 million is mainly attributable to the decrease in variable expenses associated with the decrease in Commercial Division revenues.

In our Mobility Division, the decrease of $1 million is mainly attributable to the decrease in variable expenses associated with the decrease in Mobility Division revenues as well as the continued efforts to integrate both Wavestream and RAS. These efforts are mainly due to cost efficiencies as well as from tighter budget controls and a reduction in headcount and related expenses.

In our Services Division, the decrease of $0.4 million is mainly attributable to lower levels of variable expenses related to lower levels of revenues, mainly in Colombia, compared to 2012.

General and administrative expenses.  The general and administrative expenses of our three segments for the years ended December 31, 2013 and 2012 were as follows:

	Year Ended			Year Ended
	December 31,			December 31,
	2013	2012	Percentage	2013	2012
	U.S. dollars in thousands		change	Percentage of revenues per segment
Commercial	9,973	11,221	(11.1)%	7.0%	7.1%
Mobility	7,744	4,940	56.8%	16.1%	8.9%
Services	5,354	7,457	(28.2)%	11.9%	13.0%
Total	23,071	23,618	(2.3)%	9.8%	8.7%

General and administrative expenses decreased by approximately $0.5 million in 2013 compared to 2012. The decrease is mainly attributable to our Commercial and Services Divisions, where expenses declined by $1.2 million and $2.1 million, respectively, offset by an increase of $2.8 million in our Mobility Division.

In our Commercial Division, the $1.2 million decrease is attributable to our continuing efforts to reduce costs, primarily reflected in decreased salary expenses due to a decrease in our headcount.

In our Services Division, the $2.1 million decrease is  attributable to our ongoing cost reduction efforts and also to revised overhead allocations, primarily  associated with decreased salary costs, legal and other professional services expenses.

In our Mobility Division, the $2.8 million increase is primarily attributable to lower expenses in 2012 resulting from the reversal of certain provisions associated with the acquisition of Raysat Antennas System (RAS) in 2010 and to reduction in other professional services expenses.

Impairment of goodwill and intangible assets. During 2012, the  continuing pressure on the DoD budget along with uncertainties as to the DoD’s future spending, as well as other elements, reflected in the reduction of Wavestream’s revenues and operational results in 2012 and 2011 compared to the forecasts and prior years’ results were considered as indicators of potential impairment of Wavestream's intangible assets, property and equipment and goodwill. This led us to reduce our projections for Wavestream’s results in future years and resulted in a charge for impairment of goodwill and intangible assets. In 2012, following the performance of the two-step analysis of Wavestream’s implied carrying value in accordance with ASC 350, we recorded $31.9 million of impairment charges in goodwill and intangible assets, consisting of a $23.9 million goodwill impairment charge and a $8 million technology impairment charge. The impairment charges were recorded as part of "Impairment of goodwill and intangible assets” in our Statement of Operations in the consolidated financial statements included in this annual report. In 2013 the impairment test was performed but no impairment losses were identified.

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

Other income. In 2012, we recorded $2.7 million of other income, mainly due to a settlement agreement with a consortium of private equity investors in connection with the termination of a merger agreement entered into in 2008, pursuant to which we were to be acquired by certain private equity investors.

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

Conditions in Israel

We are organized under the laws of the State of Israel, where we also maintain our headquarters and a material portion of our laboratory capacity and principal research and development facilities.  See Item 3.D. “Key Information – Risk Factors – Risks Relating to Our Location in Israel” for a description of governmental, economic, fiscal, monetary or political factors that have materially affected or could materially affect our operations.

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

In 2014, the rate of deflation in Israel was 0.2% and the U.S. dollar appreciated in relation to the NIS at a rate of 12%, from NIS 3.471 per $1 on December 31, 2013 to NIS 3.889 per $1 on December 31, 2014.

In 2013, inflation in Israel was 1.8% while the U.S. dollar depreciated in relation to the NIS at a rate of 7%. If future inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of such devaluation lags behind increases in inflation in Israel, our results of operations may be materially adversely affected. In 2014 and 2013, in order to mitigate these risks, we entered into hedging contracts to cover certain of our NIS to U.S. dollar exchange rate exposures.

Regarding the changes in the value of other foreign currencies in relation to the U.S. dollar, our monetary balances that are not linked to the U.S. dollar impacted our financial expenses during 2014 and 2013. This is due to significant fluctuations in currencies in certain regions of Latin America, Europe and Asia in which we do business. There can be no assurance that in the future our results of operations may not be materially adversely affected by other currency fluctuations.

Effective Corporate Tax Rate

The regular corporate tax rate in Israel for 2014 was 26.5%compared to a tax rate of 25% in 2012 and 2013.

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

To the extent we become profitable for Israeli tax purposes, we may therefore be eligible for a tax exemption for a limited period on undistributed Benefitted Enterprise income, and an additional subsequent period of reduced corporate tax rates (ranging between 10% and 25%, depending on the level of foreign ownership of our shares), on such undistributed Benefitted Enterprise income. Income from sources other than the “Benefitted Enterprises” during the relevant period of benefits will be taxable at the regular corporate tax rates. As of December 31, 2014, we did not generate income under the provisions of the Investment Law.

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

Impact of Recently Issued Accounting Pronouncements

In May 2014, Financial Accounting Standards Board ("FASB") issued ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)", a comprehensive new revenue recognition standard that will supersede existing revenue guidance under US GAAP and IFRS ("ASU 2014-09"). ASU 2014-09's core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. ASU 204-09 is effective for annual periods beginning after December 15, 2016, including interim periods within that period. Early adoption is not permitted under US GAAP. We are currently evaluating the method of adoption, as well as the effect that adoption of the ASU 2014-09 will have on our consolidated financial statements.

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

As of December 31, 2014, we had cash and cash equivalents of $27.7 million, short-term and long-term restricted cash of $26.2 million, short-term restricted cash held in trustees' accounts of $ 15.4 million and short term bank credits and loans of $15.9 million. As of December 31, 2013, we had cash and cash equivalents of $58.4 million, short-term and long-term restricted cash of $25.2 million and short-term restricted cash held in trustees' accounts of $3.2 million. We believe that our working capital is sufficient for our present requirements.

As of December 31, 2014, our long-term debt was approximately $30.9 million, comprised of long-term loans of $26.3 million and current maturities of long-term loans of $4.6 million.

The long term loans primarily consist of a loan that was received in December 2010 in the amount of $40 million from First International Bank of Israel and bears interest of 4.77%. As of December 31, 2014, the principal outstanding balance of this loan was $28 million. Under the provisions of that loan, we undertook to satisfy certain financial and other covenants. As of December 31, 2014 we are in compliance with these covenants.

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

The following table summarizes our cash flows for the periods presented:

	Years ended December 31,
	2014	2013	2012
	U.S. Dollars in thousands
Net cash provided by (used in) continuing operating activities	(16,162)	16,397	19,957
Net cash used in continuing investing activities	(26,753)	(30,908)	(1,597)
Net cash provided by (used in) continuing financing activities	12,389	(16,387)	(9,974)

Net cash provided by (used in) discontinued operating activities	-	(5,996)	1,614
Net cash provided by discontinued investing activities	-	15,791	999
Net cash provided by discontinued financing activities	-	12,884	-
Total cash flows from discontinued operations	-	22,679	2,613

Effect of exchange rate changes on cash and cash equivalents	(172)	(325)	(262)
Net increase (decrease) in cash and cash equivalents	(30,698)	(8,544)	10,737
Cash and cash equivalents at beginning of the period	58,424	66,968	56,231
Cash and cash equivalents at end of the period	27,726	58,424	66,968

Our cash and cash equivalents decreased by approximately $30.7 million during the year ended December 31, 2014 as a result of the following:

Continuing Operation:

Operating activities. Net cash used in our continuing operating activities was approximately $16.2 million in 2014 compared to cash provided by continuing operating activities of approximately $16.4 million in 2013. The net cash used in our continuing operating activities in 2014 was mainly attributable to increase in advances from customers and deferred charges, mainly related to our operations under our Services Division, which was offset partly by depreciation and amortization expenses.

Investing activities. Net cash used in continuing investing activities was approximately $26.8 million in 2014 and $30.9 million in 2013. The net cash used in continuing investing activities consisted mainly of net investment in restricted cash held by trustees and to our purchase of property and equipment, both of which are mainly related to our project in Colombia.

Financing activities. Net cash provided by continuing financing activities was approximately $12.4 million in 2014, compared to net cash used in continuing financing activities in 2013 of approximately $16.4 million. The net cash provided by continuing financing activities in 2014 was derived mainly from short terms bank credit received for our Colombia project, offset partly by repayment of long term loans. The net cash used in continuing financing activities in 2013 was primarily attributable to repayment of short term bank credit and to repayment of long term loans.

Our cash and cash equivalents decreased by approximately $8.5 million during the year ended December 31, 2013 as a result of the following:

Continuing Operation:

Operating activities. Net cash provided by our continuing operating activities was approximately $16.4 million in 2013 compared to $20 million in 2012. The decrease of $3.6 million is mainly attributable to decrease in our operational results in 2013 compared to 2012 due to the decrease in our revenues. The decrease in our operational results was offset by significant increase in advance payments from customers mainly in Latin America.

Investing activities. Net cash used in continuing investing activities was approximately $31 million, mainly attributable to $26.8 million that were released from restricted Net cash accounts and to our purchase of $4.1 million of property and equipment.

Financing activities. Net cash used in continuing financing activities was approximately $16.4 million, primarily attributable to repayment of short term bank credit of $3.5 million and to repayment of long term loans of $13 million.

Discontinued Operation:

Operating activities. Net cash used in our discontinued operating activities was approximately $6 million in 2013 compared to net cash of approximately $1.6 million provided by discontinued operating activities in 2012. The decrease of $7.6 million is mainly attributable to decrease in operational results in 2013 compared to 2012, mainly associated with the decrease in revenues, as well as to costs related to sale of Spacenet.

Investing activities. Net cash provided by discontinued investing activities was approximately $15.8 million, mainly attributable to the proceeds received from the sale of Spacenet.

Financing activities. Net cash provided by discontinued financing activities was approximately $12.9 million, primarily attributable to a financing agreement Spacenet entered into with a U.S financing company in March 2013, for a partially non-recourse loan of $14.7 million.

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

Our research and development activities are located in Israel, Bulgaria, Moldova, California and Singapore.  The Bulgarian center is dedicated to developments related to our Satcom-On-The-Move antennas and Wavestream’s facilities both in California and Singapore are focused on the continuing design and development for SSPAs. Our facilities in Moldova and in Israel support our research and development efforts.

We devoted significant research and development resources in the last few years to the development of our SkyEdge family of products, including to the development of our own proprietary hardware platforms for both baseband equipment and software. In 2014, we invested heavily into developing the new baseband equipment (x-chassis) optimized for multi-spot beam networks. We develop our own network software and software for our VSATs. Our resources in the years 2011 through 2014 were also used for the acquired family of products from Raysat and Wavestream as well as for our Ka-band VSAT products and for development of our GLT-1000, MLT-1000 products, point to point or point to multipoint satellite modems. These modems deliver satellite communications for on-the-move, stationary, point-to-point (SCPC), and point-to-multipoint (managed MCPC) operations.

Our software and our internally developed hardware are proprietary and we have implemented protective measures both of a legal and practical nature. We have obtained and registered patents in the U.S. and in various other countries in which we offer our products and services. We rely upon the copyright laws to protect against unauthorized copying of the object code of our software and upon copyright and trade secret laws for the protection of the source code of our software. We derive additional protection for our software by generally licensing only the object code to customers and keeping the source code confidential. In addition, we enter into confidentiality agreements with our customers and other business partners to protect our software technology and trade secrets. We have also obtained trademark   registrations in the U.S. and various other countries for additional protection of our intellectual property. Despite all of these measures, it is possible that competitors could copy certain aspects of our technology or obtain information that we regard as a trade secret in violation of our legal rights.

In accordance with our agreements with the OCS, we are eligible to participate in programs under which we have received and eligible to receive future research and development grants for financing research and development projects in Israel pursuant to the provisions of The Encouragement of Industrial Research and Development Law, 1984. We are also participating in a funding program of the Israel US binational industrial R&D foundation. With respect to some of our funding programs, we are obligated to pay royalties from the revenues derived from products developed within the framework of such programs. However, most of our programs are non-royalty bearing programs.

The following table sets forth, for the years indicated, our gross research and development expenditures, the portion of such expenditures which was funded mainly by non-royalty bearing grants and the net cost of our research and development activities:

	Years ended December 31,
	2014	2013	2012
	(U.S. dollars in thousands)
Gross research and development costs	27,635	29,491	32,296
Less:
Grants	2,477	1,591	3,055
Research and development costs - net	25,158	27,900	29,241

D.	Trend Information

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

The continued increase in HTS supply is projected to produce a reduction in the bandwidth price.  This reduction is expected to make many Broadband, Cellular and Mobility applications economically viable over satellite, which is expected to be a good solution to the need to economically increase cellular coverage in rural areas in developing countries. This trend may result in the growth of the small-cell market and the need to rapidly deploy LTE backhaul in the developed regions.

We also continue to focus on the Satellite-on-the-Move trend which has been driven by the projected growth of Satellite-on-the-Move applications, especially on airplanes, and possibly on trains, as well as defense-related applications. The Satellite-on-the-Move trend in the Defense market is driven by the move towards a net-centric military environment that promotes the delivery of IT and communications systems down to the tactical level. The ability to provide communication at the tactical level will need to be underpinned by equipment capable of providing these capabilities within the size, weight and power, or SWaP, requirements for On-the-Move communications and beyond line of sight, or BLOS, capabilities for unmanned airborne systems (UAVs).

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

As of December 31, 2014, the aggregate amount of bank guarantees outstanding to secure our various performance obligations was approximately $35.9 million, including an aggregate of approximately $26.8 million on behalf of our subsidiary in Peru. We have restricted cash of approximately $13.5 million as collateral for these guarantees.

In order to guarantee our performance obligations for our current activities in Colombia, we purchased insurance from an insurance company in Colombia. We have provided the insurance company with various corporate guarantees, guaranteeing our performance and our employee salary and benefit costs of approximately $18.2 million and $4 million respectively.

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our minimum contractual obligations as of December 31, 2014 and the effect we expect them to have on our liquidity and cash flow in future periods:

Contractual Obligations	Payments due by period (in U.S. dollars in thousands)
	Total	2015	2016-2017	2018-2019	2020 and after
Long-term loans *	30,866	4,595	9,196	8,972	8,103
Operating lease (mainly space segment)	21,573	8,931	12,348	294	-
Purchase commitments (mainly inventory)	29,747	29,747	-	-	-
Other long-term debt	3,915	-	1,864	2,051	-
Total contractual cash obligations	86,101	43,273	23,408	11,317	8,103

(*) Future interest payments are not included due to variability in interest rates.

In addition, according to ASC 740-10 we have recorded a provision in the amount of $$1.2 million, included in "Other long term liabilities", related to our uncertain tax positions.

ITEM 6: DIRECTORS AND SENIOR MANAGEMENT

A.           Directors and Senior Management

The following table sets forth the name, age, position(s) and a brief account of the business experience of each of the directors and executive officers:

Name	Age	Position(s)
Dov Baharav (1)	64	Chairman of the Board of Directors
Erez Antebi (1)	56	Chief Executive Officer
Amiram Boehm (4)	43	Director
Dafna Cohen (2)(3)(5)(6)	45	Director
Ishay Davidi	53	Director
Gilead Halevy (2)(5)	49	Director
Dr. Zvi Lieber (2)(3)(5)(6)	62	Director
Amir Ofek (4)	39	Director
Kainan Rafaeli (2)(3)(5)	59	Director
Orna Balderman	47	Vice President, Human Resources
Gai Berkovich	46	Chief Operating Officer
Doron Elinav	49	Vice President, Corporate Business Development
Assaf Eyal	54	Vice President, Commercial Division
Danny Fridman	55	Chief Executive Officer, Gilat Peru & Colombia
Bob Huffman	55	General Manager, Wavestream
Yaniv Reinhold(7)	45	Chief Financial Officer
Moshe (Chico) Tamir	50	Vice President, Mobility Division
Alik Shimelmits	53	Vice President, Research & Development

(1)
As previously announced, Mr. Antebi will be leaving our company during the second quarter of 2015, and the Chairman of the Board, Mr. Baharav, will replace him as interim Chief Executive Officer until a new chief executive officer is appointed. Mr. Baharav will remain in his position as Chairman of the Board.

(2)	Member of our Audit Committee.
(3)	Member of our Compensation and Stock Option Committee.
(4)	“Independent Director” under the applicable NASDAQ Marketplace Rules (see explanation below)
(5)	“Independent Director” under the applicable NASDAQ Marketplace Rules and the applicable rules of the U.S. Securities and Exchange Commission (the “SEC”) (see explanation below)
(6)	“External Director” as required by Israel’s Companies Law (see explanation below)
(7)	As previously announced, Mr. Reinhold will be leaving our company on April 12, 2015, on which date his successor, Mr. Yuval Ronen, will replace him as Chief Financial Officer.

Dov Baharav has served as the Chairman of our Board of Directors since May 2014. During the second quarter of 2015, Mr. Baharav will replace Mr. Erez Antebi as interim Chief Executive Officer until a new chief executive officer is appointed. Mr. Baharav has served as a member of board of directors of Mellanox Technologies Ltd., a leading supplier of end-to-end InfiniBand and Ethernet connectivity solutions and services for servers and storage, since November 2010. Mr. Baharav served as the chairman of the board of directors of Israel Aerospace Industries, Ltd., a defense and civil aerospace technology company, from July 2011 until October 2013. Mr. Baharav served as a member of the Board of directors of Allot Communications Ltd., a leading global provider of intelligent broadband solutions, from March 2013 until July 2014. From July 2002 until November 2010, Mr. Baharav served as president and chief executive officer of Amdocs Management Limited, or Amdocs, a communications services company. He also served as a member of Amdocs' board of directors and executive committee from July 2002 until November 2010. Mr. Baharav joined Amdocs in 1991 as vice president and then president of Amdocs' principal U.S. subsidiary, Amdocs, Inc., and served as chief financial officer of Amdocs from 1995 until June 2002. From 1983 until 1991, Mr. Baharav served as chief operating officer of Oprotech Ltd., an electro-optical device company. Mr. Baharav is involved with the College of Management Academic Studies in Rishon Lezion, Israel. Mr. Baharav holds a Bachelor of Science degree in Physics and Accounting, as well as M.B.A. degree from Tel Aviv University

Erez Antebi has served as our Chief Executive Officer since January 1, 2012.  From April 2010 through 2011, Mr. Antebi was an Executive Advisor to senior management after serving from June 2005 until April 2010 as the Chief Executive Officer of Gilat Network Systems, then the equipment sales division of our company. Mr. Antebi also served from February 2008 until April 2010 as the Chief Executive Officer of our then Latin America rural communications division.  Mr. Antebi served as our Chief Operating Officer from October 2002 until September 2003.  He was Chief Executive Officer of Clariton Networks Ltd. from October 2003 until April 2005.  Prior to that, from January 1998 to October 2002, Mr. Antebi served as our Vice President, General Manager for Asia, Africa and Pacific Rim.  From September 1994 until the beginning of 1998, Mr. Antebi served in the U.S. as Vice President and General Manager of Gilat Satellite Networks Inc.  From August 1993 until August 1994, he served as Vice President of Engineering and Program Management of Gilat Satellite Networks Inc., having first joined our company in May 1991 as product manager for the Skystar Advantage VSAT product.  Prior to joining us, Mr. Antebi served from 1987 to 1989 as marketing manager for high frequency radio communications of Tadiran Limited, a defense electronics and telecommunications company, and as a radar systems development engineer at Rafael, the research and development and manufacturing arm of the Israel Defense Forces, from 1981 to 1987.  Mr. Antebi worked for a private importing business from 1989 to 1991.  Mr. Antebi holds a B.Sc. (summa cum laude) degree and a M.Sc. degree in Electrical Engineering from the Technion.

Amiram Boehm has served on our Board of Directors since December 2012. Mr. Boehm has been a Partner in the FIMI Opportunity Funds, Israel’s largest group of private equity funds, since 2004. Mr. Boehm serves as the Managing Partner and Chief Executive Officer of FITE GP (2004), and as a director at Ham-Let (Israel-Canada) Ltd., a company traded on the TASE, Pharm-up Ltd. (private company), Magal S3 Security Systems Ltd. (NASDAQ) and DIMAR Ltd. (private company). Mr. Boehm previously served as a director at Ormat Technologies Inc. (previously traded on TASE), Scope Metal Trading, Ltd.  (TASE), Inter Industries, Ltd. (TASE), Global Wire Ltd. (TASE), Telkoor Telecom Ltd. (TASE) and Solbar Industries Ltd. (previously traded on the TASE) . Prior to joining FIMI, from 1999 until 2004, Mr. Boehm served as Head of Research at Discount Capital Markets, the investment arm of Israel Discount Bank. Mr. Boehm holds a B.A. degree in Economics and a LL.B. degree from Tel Aviv University and a Joint M.B.A. degree from Northwestern University and Tel Aviv University.

Dafna Cohen has served on our Board of Directors as an external director (within the meaning of the Israeli Companies Law) since December 2014. Ms. Cohen is the Head of Business control and Investor Relations of EL-AL Israel Airlines Ltd., a company traded on the TASE and as an independent business and financial advisor. Ms. Cohen has served as a member of board of directors of Formula Systems (1985) Ltd since 2009 (NASDAQ and TASE). Ms. Cohen served as Director of Global Treasury of MediaMind Technologies Inc. (previously traded on NASDAQ) and as a member of Investment committee of the Board from 2010 to 2011. Prior to that, Ms. Cohen served as a Director of Investments and as a Treasurer of Emblaze Ltd. and as a member of Investment committee of the Board from 2005 to 2009 (London Stock Exchange). Prior to that, Ms. Cohen served as an Investment Manager for Leumi Partners, a wholly owned subsidiary of Bank Leumi and as a manager at the derivatives sector of the Investment Division of Bank Leumi. Ms. Cohen previously served as a member of boards of directors of XTL Biopharmaceuticals Ltd. (NASDAQ and TASE) from 2009 to 2015, Europort Ltd from 2012 to 2014 (TASE) and of Inventech Central Ltd from 2011 to 2012 (TASE).  Ms. Cohen previously served as a member of Investment committee of: Matrix ltd (TASE) and Magic Software Enterprises Ltd. (NASDAQ and TASE). Ms. Cohen holds an M.B.A. in finance and accounting and a B.A. degree in economics and political science, both from The Hebrew University of Jerusalem.

Ishay Davidi has served on our Board of Directors since December 2012. Mr. Davidi is the Founder and has served as Chief Executive Officer of the FIMI Opportunity Funds, Israel’s largest group of private equity funds, since 1996. Mr. Davidi currently serves as Chairman of the board of directors of Inrom Industries Ltd. and as director at Ham-Let (Israel-Canada) Ltd. (TASE), C. Mer Industries Ltd. (TASE), Pharm Up Ltd. and Overseas Commerce Ltd. Mr. Davidi previously served as the Chairman of the board of directors of Retalix (previously traded on NASDAQ and TASE) from August 2008 until January 2010, of Tefron Ltd. (New York Stock Exchange and TASE) and of Tadir-Gan (TASE), and as a director at Ormat Industries Ltd. (previously traded on TASE), Retalix, Tadiran Communications Ltd. (TASE), Lipman Electronic Engineering Ltd. (NASDAQ and TASE), Merhav Ceramic and Building Materials Center Ltd. (TASE), TAT Technologies Ltd. (NASDAQ and TASE), Orian C.M. Ltd. (TASE), Ophir Optronics Ltd. (TASE), Scope Metals Group Ltd. (TASE) and Formula Systems Ltd. (NASDAQ and TASE). Prior to establishing FIMI, from 1993 until 1996, Mr. Davidi was the Founder and Chief Executive Officer of Tikvah Fund, a private Israeli investment fund. From 1992 until 1993 Mr. Davidi was the Chief Executive Officer of Zer Science Industries Ltd., a developer of diagnostics equipment for the healthcare industry. Mr. Davidi holds a B.Sc. degree in Industrial and Management Engineering from Tel Aviv University, Israel, and a M.B.A. degree from Bar Ilan University, Israel.

Gilead Halevy has served on our Board of Directors since January 2011. Mr. Halevy is a founding member and general partner of Kedma Capital Partners, or Kedma, a leading Israeli private equity fund.  Mr. Halevy is a member of the Kedma investment committee.  Prior to establishing Kedma, Mr. Halevy was a Director at Giza Venture Capital from April 2001 to January 2006, where he led investments in communication and information technology companies, and directed Giza's European business activities. Previously, from 1998 to 2001, Mr. Halevy practiced law at White & Case LLP, where he advised in connection with mergers and acquisitions in the Telecom Media and Technology group. Mr. Halevy was also a founding member of the White & Case Israel practice group during that time. From 1993 to 1998, he was a senior associate with Zellermayer & Pelossof, one of Israel's leading commercial law firms, where he advised in connection with public securities, cross-border mergers and acquisitions and private equity transactions. Mr. Halevy currently serves as Chairman of Brand Industries Ltd. (TASE), Chairman of Carmor Integrated Solutions Ltd and Chairman of Carmel Wineries.  Mr. Halevy previously served as chairman of the Marina Galil Group Ltd. Mr. Halevy holds a LL.B. degree (magna cum laude) and B.A. degree in Humanities (interdisciplinary course for exceptional students), both from the Hebrew University.

Dr. Zvi Lieber has served on our Board of Directors as an external director (within the meaning of the Israeli Companies Law) since May 2014.  Dr. Lieber is a financial and investment consultant, an Actuary and an economist. Dr. Lieber has served as Chairman of the Board of Directors of Analyst Provident Funds Ltd. since 2011, and as member of the boards of directors of Baran Ltd., a global provider of engineering, technology, and construction for challenging projects since 2008. From 2006 until 2014, Mr. Lieber served as member of the board of directors of Ampa Capital Ltd. a company specializes in non-bank financing, and from 2010 until 2014, as a member of the board of Europort Ltd., a holding company mainly focused on the area of senior living residence projects. Dr. Lieber was a faculty member in Tel Aviv University, The Leon Recanati Graduate School of Business Administration for about 30 years between 1972 and 2002. He lectured on accounting, finance and value creation. Dr. Lieber was also a visiting professor at the business school of NYU in 1971-2 and 1977-8 where he lectured on accounting, and in recent years he lectured in various colleges in Israel. Dr. Lieber has published numerous papers in leading academic journals. From 2008 until 2011 Dr. Lieber was a member of the board of directors of Retalix Ltd., a company previously traded on NASDAQ and TASE. From 2010 until 2011 he served as Chairman of the board of directors of Analyst Underwriters Ltd. From 2005 until 2009, Dr. Lieber served as a board member of Provident and Pension Fund of the workers of the Jewish Agency. From 2002 until 2006 he served as a board member of the Tel Aviv Stock Exchange. Prior to that he served as a board member of numerous public and private companies. Dr. Lieber also participated in key public committees appointed by the Israeli government. Dr. Lieber holds a PhD in Business Administration from Chicago University.

Amir Ofek has served on our Board of Directors since December 2014.  Mr. Ofek is a partner at Baharav Ventures Ltd. (“BVL”), a company wholly owned by our Chairman of the Board of Directors, Mr. Baharav. Mr. Ofek serves as director on the board of Cyberint Inc. a provider of cybersecurity services and products solutions, since September 2014. Prior to joining BVL, Mr. Ofek worked at Amdocs Inc., or Amdocs, the leading BSS/OSS provider, from 2006 to 2014, where he served as VP Client Business Executive SingTel Group at Amdocs, based in Singapore from 2009. Prior to this role, Mr. Ofek served as Director of Management Services at Amdocs from 2007 to 2009 and in the Corporate Strategy unit from 2006 to 2007. Before joining Amdocs in 2006, Mr. Ofek worked for Elbit Systems Ltd., a leading aerospace defense company, from 2001 to 2005. Mr. Ofek holds a BSc. degree (Cum Laude) in Industrial Engineering and Management, majoring in Information Systems from the Technion- Israel Institute of Technology and an M.B.A. degree from INSEAD.

Kainan Rafaeli has served on our Board of Directors since December 2012. Mr. Rafaeli is a private investor and has served since September 2009 as the Chairman of Senso Optics Ltd., an Israeli defense contractor. Mr. Rafaeli was a founder, shareholder and Chief Executive Officer of Kinetics Ltd., an Israeli company which develops and manufactures hydraulic, air conditioning, NBC protection and electric systems for military vehicles and aircraft, from 1985 until 2009. From 1999 until 2009, he was also the Chief Executive Officer of Real Time Laboratories LLC, a U.S. based defense contractor. Mr. Rafaeli holds a BSc. degree in Mechanical Engineering from the Technion and a M.B.A. degree from Tel Aviv University.

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

Danny Fridman has served as Chief Executive Officer of Gilat Peru & Colombia since April 2011. He joined Gilat in 2006, and served as the company’s Corporate Internal Auditor until March 2011. Prior to joining Gilat, Mr. Fridman worked for Bezeq, the Israeli Telecommunication Corporation Ltd., as Corporate Internal Auditor from 2002 through 2006 and from 1984 through 2002 in various senior positions in the Internal Audit Department. Mr. Fridman holds a BA degree in Accountings from the Hebrew University of Jerusalem and holds certifications as CIA (Certified Internal Auditor, U.S.), CISA (Certified in Information Systems Auditor, U.S.) and CRISC (Certified in Risks Control). He also holds a Masters degree in Economics and Statistics from the Hebrew University of Jerusalem.

Bob Huffman has served as General Manager of our Wavestream subsidiary since June 2014. Prior to that, from 2011 until 2014, Mr. Huffman served as president of Applied Technologies Group at L-3. Prior to that, From 2010 until 2011, Mr. Huffman served as Vice President of Projects for  the Electronic Systems Group at L-3.  Mr. Huffman was the President of Interstate Electronics Corporation, or IEC, at L-3 from 2001-2010, and prior to that, Vice President of Marketing and Sales at IEC. From 1992 until 2000, Mr. Huffman served in various executive positions at IEC. From 1998 to 2000, Mr. Huffman was Vice President of Engineering at IEC. From 1994 to 1998, Mr. Huffman served as General Manager of the Military GPS and Communication Systems Department at IEC, and prior to that as Operations Director for Figgie Medical Systems, IEC’s parent company. Mr. Huffman joined IEC as an Associate Engineer in 1984 and held various engineering positions there. Mr. Huffman holds a Bachelor of Science degree in Electronic Engineering degree from California State Polytechnic University. Mr. Huffman is a member of the AEA/Stanford Executive Institute.

Yaniv Reinhold has served as our Chief Financial Officer since March 2012 and has been Vice President, Finance since September 2010.  From July 2008 until September 2010, Mr. Reinhold served as Vice President Financial Planning and Treasury, having been Associate Vice President, Financial Planning and Treasury from May 2005 until 2008.  Prior to that, Mr. Reinhold was Chief of Staff to our then CEO from September 2003 through May 2005.  He joined Gilat in 1999, and was in sales and then in business development until 2003.  Prior to joining Gilat, he was an economist with Tadiran Communications from 1997 through 1999 and from 1996 through 1997, he was Assistant to the CFO of Applitec. Mr. Reinhold holds a B.A. degree in Economics and a M.B.A. degree, both from Tel Aviv University.

Moshe (Chico/Shlomi) Tamir has served as our Vice President, Mobility Division since March 2012, having first joined Gilat in January 2011 as Vice President, Defense and Homeland Security.  Prior to joining Gilat, between 1981 and 2009, Mr. Tamir served in the IDF, including in senior command positions:  He was Division Commander from 2006 through 2009; General Command Chief of Staff from 2004 to 2006; and Golani Brigade Commander from 2001 through 2003. Mr. Tamir currently holds the rank of Brigadier General (reserve).

Alik Shimelmits has served as our Vice President, Research and Development since June 2013.  Prior to joining Gilat, from 2007 to 2013, Mr. Shimelmits served as Head of Transport Networks R&D for ECI Telecom Ltd. and prior to that as VP Research and Development for Axerra Networks Ltd. from 1999 to 2007. From 1991 to 1999, Mr. Shimelmits held various technical and managerial positions at ECI Telecom, having last served there as Associate Vice President R&D, Software Development, SDH Product Line. Mr. Shimelmits holds M.Sc. degree in Applied Mathematics from Moscow Institute of Electronic Engineering and B.Sc degree in Computer Science from Moscow Institute of Chemical Engineering.

B.	Compensation of Directors and Officers

The following table sets forth the aggregate compensation paid to or accrued on behalf of all of our directors and officers as a group for the year ended December 31, 2014:

	Salaries, Fees, Directors' Fees, Commissions and Bonuses(1)	Amounts Set Aside for Pension, Retirement and Similar Benefits
All directors and officers as a group (25 persons)(2)	$3,766,333	$484,472

(1)
Includes bonuses and equity-based compensation accrued in 2014, but does not include business travel, professional and business association dues and expenses reimbursed to our directors and officers, and other benefits commonly reimbursed or paid by companies in Israel. Our financial statements for 2014 include a provision of $150,000 for bonus payments to our officers for 2014. However, no determination with respect to such bonus allocation has been made to date. Accordingly, the amounts reported above do not include any such bonus payments.

(2)	Includes three officers and four directors that ceased to hold office during 2014, respectively.

The table below sets forth the compensation paid to our five most highly compensated senior office holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2014, in the disclosure format of Regulation 21 of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, and in accordance with the above mentioned securities regulations, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation.

Summary Compensation Table

Information Regarding the Covered Executive(1)
Name and Principal Position(2)	Base Salary	Benefits and Perquisites(3)	Variable Compensation(4)	Equity-Based Compensation(5)	Total
Erez Antebi, Chief Executive Officer	$368,759	$72,023	-	$173,954	$614,736

Gai Berkovich, Chief Operating Officer	$211,027	$35,523	-	$29,863	$276,413

Assaf Eyal, VP, Commercial Division	$241,355	$51,767	-	$73,486	$366,608

Danny Fridman, CEO, Gilat Peru & Colombia	$185,051	$34,293	$22,929	$24,924	$267,197

Moshe (Chico) Tamir, VP, Mobility Division	$239,162	$46,489	-	$73,808	$359,459

(1)	All amounts reported in the table are in terms of cost to our company, as recorded in our financial statements.
(2)	All current executive officers listed in the table are employed or provide services on a full-time basis.
(3)
Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to each executive, payments, contributions and/or allocations for savings funds, pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurances (e.g., life, disability, accident), convalescence pay, payments for social security  and other benefits and perquisites consistent with our guidelines, but do not include business travel, relocation, professional and business association dues and expenses reimbursed to our directors and officers.

(4)
Amounts reported in this column refer to Variable Compensation such as commission, incentive and bonus payments as recorded in our financial statements for the year ended December 31, 2014. Our financial statements for 2014 include a provision of an aggregate of $150,000 for bonus payments to our officers for 2014.  However, no determination with respect to such bonus allocation has been made to date. Accordingly, the amounts reported above do not include any such bonus payments.

(5)
Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2014 with respect to equity-based compensation granted to the Covered Executive.

In accordance with the approval of our shareholders and in accordance with Israeli corporate law regarding compensation of external directors, each of our non-employee directors and external directors (all of our current directors except for our Chairman of the Board of Directors) is entitled to receive annual compensation payable quarterly of approximately NIS 93,690 (currently equivalent to approximately $23,600), and an additional fee of approximately NIS 1,924 (currently equivalent to approximately $480) for each board or committee meeting attended.  In addition, Board members are compensated for telephone participation in board and committee meetings in an amount of 60% of what would be received for physical attendance and for written resolutions in an amount equal to 50% of same. All the above amounts are linked to changes in the Israeli consumer price index as of September 2013 and subject to changes in the amounts payable pursuant to Israeli law from time to time.

During 2014, we granted options to purchase 50,000 ordinary shares to three non-employee directors who were first appointed to our Board of Directors, and options to purchase 250,000 ordinary shares to the Chairman of our Board of Directors. The exercise price per share of such options granted in 2014 ranged from $5.06 to $5.24 and in accordance with our Executive Compensation Policy (as discussed below) reflected an exercise price 8% greater  than the closing price of our ordinary shares on the NASDAQ Global Select market on the last trading day prior to the respective grant dates. In each case, the options vest in 12 equal quarterly installments over a three-year period and will remain exercisable for 12 months following cessation or termination of service (other than for cause), except with respect to the grant to the Chairman of our Board of Directors, in which the options vest in 16 equal quarterly installments over a four-year period. In accordance with the our Executive Compensation Policy, the value of options granted to any director other than the Chairman of the Board of Directors (determined based on generally accepted accounting principles applicable to our company) that vest in any calendar year (calculated on a linear basis) may not at the time of grant exceed $70,000.

As of December 31, 2014, our directors and executive officers as a group, consisting of 18 persons, held options to purchase an aggregate of 2,006,000 ordinary shares, having exercise prices ranging from $3.00 to $8.10.  Generally, the options granted to our directors vest over a three-year period (except in the case of our Chairman, Dov Baharav, which vest over a four-year period) and the options granted to our executive officers vest over a four-year period.  The options will expire between 2015 and 2020. In addition, as of December 31, 2014, our directors and executive officers as a group (18 persons), held 33,750 RSUs.  All of such options and RSUs were awarded under our stock option plans described in Item 6E - “Directors, Senior Management and Employees - Share Ownership - Stock Option Plans.”

Chairman Services. Pursuant to an agreement effective May 20, 2014, Mr. Baharav provides Chairman services to the company for a period of four years. Under the agreement, Mr. Baharav serves as Chairman of the Board on a 40% scope of work basis and is entitled (directly or through his controlled company) to: (i) a monthly fee in the amount of NIS 44,000; (ii) payment of the cash value of various fringe benefits, in an aggregate amount of up to NIS 18,697 per month, which is equal to the employer’s cost that would have been incurred by the Company for such benefits if the Chairman served in an employee status; and (iii) full time office space and secretarial assistance and reimbursement for out-of-pocket expenses incurred by him in connection with his service. In May 2014, Mr. Baharav was granted options to purchase 250,000 of our ordinary shares, at an exercise price of $5.06 per share, under our 2008 Option Plan.  The options vest ratably, each quarter over a four-year period so long as Mr. Baharav continues to serve as Chairman of the Board of our company, and will remain exercisable during such service and for an additional 12 month period following termination of service (other than for cause).  We may terminate the agreement prior to the end of its term by providing two months of paid notice and an additional two months’ salary.

In accordance with the Israeli Companies Law, we have adopted in September 2013 an Executive Compensation Policy for our executive officers and directors.  The purpose of the policy is to describe our overall compensation strategy for our executive officers and directors and to provide guidelines for setting their compensation, as prescribed by the Israeli Companies Law.  In accordance with the Israeli Companies Law, the Executive Compensation Policy must be reviewed and readopted at least once every three years.

Approval of the Compensation Committee, the Board of Directors and our shareholders, in that order, is required for the adoption of the Executive Compensation Policy.  The shareholders’ approval must include the majority of shares voted at the meeting.  In addition to the majority vote, the shareholders’ approval must satisfy either of two additional tests:

•
the majority includes at least a majority of the shares voted by shareholders other than our controlling shareholders or shareholders who have a personal interest in the adoption of the Executive Compensation Policy; or

•
the total number of shares held by non-controlling shareholders and disinterested shareholders that voted against the adoption of the Executive Compensation Policy does not exceed 2% of the aggregate voting rights of our company.

In the event that the Executive Compensation Policy is not approved by the shareholders, the compensation committee and the board of directors may still approve the policy, if the compensation committee and the board of directors determine, based on specified reasons and following further discussion of the matter, that the compensation policy is in the best interests of the company.

Under the Israeli Companies Law, the compensation arrangements for “office holders” (other than the Chief Executive Officer) who are not directors require the approval of the Compensation Committee and the Board of Directors; provided, however, that if the compensation arrangement is not in compliance with our Executive Compensation Policy, the arrangement may only be approved by the Compensation Committee and the Board of Directors for special reasons to be noted, and the compensation arrangement shall also require a special shareholder approval.  If the compensation arrangement is an immaterial amendment to an existing compensation arrangement of an “office holder” who is not a director and is in compliance with our Executive Compensation Policy, the approval of the Compensation Committee is sufficient.  An “office holder” is defined in the Israeli Companies Law as a general manager, chief executive officer, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title, a director and a manager directly subordinate to the chief executive officer.

Arrangements regarding the compensation of directors require the approval of the Compensation Committee, the Board and the shareholders, in that order.

Arrangements regarding the compensation of the Chief Executive Officer require the approval of the Compensation Committee, the Board and the shareholders by special majority, in that order. In certain limited cases, the compensation of a new Chief Executive Officer who is not a director may be approved without approval of the shareholders.

C.	Board Practices

Election of Directors

Our Articles of Association provide that our Board of Directors shall consist of not less than five and not more than nine directors as shall be determined from time to time by a majority vote at the general meeting of our shareholders. On January 31, 2011, our shareholders resolved to set the size of our Board of Directors at eight members, including two external directors.

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

External Directorsand Independent Directors

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

At least one of the external directors is required to qualify as a financial and accounting expert, as determined by the board of directors. Our Board of Directors has determined that both Ms. Dafna Cohen and Dr. Zvi Lieber have “accounting and financial expertise” as defined by the Israeli Companies law.

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

The term of office of external directors of Israeli companies traded on certain foreign stock exchanges, including the NASDAQ Global Select Market, may be further extended, indefinitely, in increments of additional three-year terms, in each case provided that, in addition to reelection in such manner described above, (i) the audit committee and subsequently the board of directors of the Company confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period is beneficial to the Company, and (ii) prior to the approval of the reelection of the external director, the Company’s shareholders have been informed of the term previously served by such nominee and of the reasons why the board of directors and audit committee recommended the extension of such nominee’s term.

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

Our Board of Directors currently has two external directors under Israeli law: (i) Dr. Zvi Lieber, who was elected to serve as an external director in May 2014; and (ii) Ms. Dafna Cohen, who was elected to serve as an external director in December 2014.

Independent Directors.  In general, NASDAQ Marketplace Rules require that the board of directors of a NASDAQ-listed company have a majority of independent directors, within the meaning of NASDAQ rules.  Our Board of Directors has determined that six out of the eight members of our Board of Directors are independent directors under NASDAQ requirements.

Pursuant to the Israeli Companies Law, a director may be qualified as an independent director if such director is either (i) an external director; or (ii) a director that served as a board member less than nine years and the audit committee has approved that he or she meets the independence requirements of an external director.  A majority of the members serving on the audit committee and the compensation committee must be independent under the Israeli Companies Law.

Committees of the Board of Directors

Our Articles of Association provide that the Board of Directors may delegate its powers to committees of the Board of Directors as it deems appropriate, to the extent permitted by the Israeli Companies Law. All of the external directors must serve on our audit committee and compensation committee (including one external director serving as the chair of the audit committee and compensation committee), and at least one external director must serve on each other committee that may be established by our Board of Directors.

Audit Committee. Under the Israeli Companies Law, publicly traded companies must establish an audit committee. The audit committee must consist of at least three members, and must include all of the company's external directors, including one external director serving as chair of the audit committee. A majority of an audit committee must be comprised of “independent directors” (as such term is defined in the Companies Law). The chairman of the board of directors, directors employed by, or that provide services on a regular basis to, the company or to a controlling shareholder or a company controlled by a controlling shareholder (or whose main livelihood depends on a controlling shareholder), any controlling shareholder and any relative of a controlling shareholder may not be a member of the audit committee.  An audit committee may not approve an action or a transaction with an officer or director, a transaction in which an officer or director has a personal interest, a transaction with a controlling shareholder and certain other transactions specified in the Companies Law, unless at the time of approval two external directors are serving as members of the audit committee and at least one of the external directors was present at the meeting in which an approval was granted.

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

Our Audit Committee oversees (in addition to the Board) the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent auditors ’ qualifications, independence, compensation, and performance, and the performance of our internal audit function . Our Audit Committee is also required to determine if there are  deficiencies in the business management of our company and in such event propose to our Board of Directors ways to correct such deficiencies,  determine whether certain related party actions and transactions are "material" or "extraordinary" in connection with their approval procedures, approve related-party transactions as required by Israeli law, establish whistle blower procedures (including in respect of the protections afforded to whistle blowers). ). The Audit Committee may consult from time to time with our independent auditors and internal auditor with respect to matters involving financial reporting and internal accounting controls.

Our Audit Committee consists of Ms. Cohen, Mr. Halevy, Dr. Lieber, and Mr. Rafaeli. All of the members of our Audit Committee satisfy the respective “independence” requirements of the Securities and Exchange Commission, NASDAQ and Israeli law for audit committee members. Our Board of Directors has determined that both Ms. Cohen and Dr. Lieber qualify as Audit Committee financial experts, as required by the rules of the Securities and Exchange Commission and NASDAQ.

Compensation and Stock Option Committee. Under the Israeli Companies Law, publicly traded companies must establish a compensation committee, including an external director serving as chair of the compensation committee. The compensation committee must consist of at least three members, and must include all of the company's external directors. The additional members of the compensation committee must satisfy the criteria for remuneration applicable to the external directors.

Our Compensation and Stock Option Committee consists of Ms. Cohen, Dr. Lieber and Mr. Rafaeli.  All of the members of our Compensation and Stock Option Committee are independent directors, within the meaning of NASDAQ rules and the Israeli Companies Law.

Under the Israeli Companies Law, the compensation committee is responsible for: (i) making recommendations to the Board of Directors with respect to the approval of the Executive Compensation Policy; (ii) providing the Board of Directors with recommendations with respect to any amendments or updates to the Executive Compensation Policy and periodically reviewing the implementation thereof; (iii) reviewing and approving arrangements with respect to the terms of office and employment of office holders; and (iv) determining whether or not to exempt a transaction with a candidate for chief executive officer from shareholder approval.

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

Directors’ Service Contracts

There are no arrangements or understandings with any of our directors providing for benefits upon termination of their employment or service as directors of our company or any of our subsidiaries, other than with our Chairman of the Board, Mr. Dov Baharav.  Mr. Baharav’s agreement with us stipulates that we may terminate his agreement prior to the end of its four year term by providing Mr. Baharav with two-month notice and an additional two months’ salary.

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

Some other transactions, actions and arrangements involving an office holder (or a third party in which an office holder has an interest) must be approved by the board of directors or as otherwise provided for in a company’s articles of association, however, a transaction that is not for the benefit of the company may not be approved. In some cases, such a transaction must be approved by the audit committee and by the board of directors, and under certain circumstances shareholder approval may be required as well. Generally, in all matters in which a director has a personal interest he or she shall not be permitted to vote on the matter or be present in the meeting in which the matter is considered, except in case of a transaction that is not extraordinary or for the purpose of presenting the proposed transaction, if the chairman of the audit committee or board of directors (as applicable) determines it necessary. Should a majority of the audit committee or of the board of directors have a personal interest in the matter, then: (a) all of the directors are permitted to vote on the matter and attend the meeting at which the matter is considered; and (b) the matter requires approval of the shareholders at a general meeting.

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

 As of December 31, 2014, we had approximately 936 full-time employees, including 277 employees in engineering, research and development, 423 employees in manufacturing, operations and technical support, 93 employees in marketing and sales, 97 employees in administration and finance and 46 in other departments. Of these employees, 328 were based in our facilities in Israel, 109 were employed in the U.S., 268 were employed in Latin America and 231 were employed in Asia, the Far East and other parts of the world. These numbers reflect a decrease in headcount since December 31, 2013 of 45 employees worldwide.

As of December 31, 2013, we had approximately 981 full-time employees, including 270 employees in engineering, research and development, 389 employees in manufacturing, operations and technical support, 115 employees in marketing and sales, 160 employees in administration and finance and 47 in other departments. Of these employees, 346 were based in our facilities in Israel, 126 were employed in the U.S., 287 were employed in Latin America and 222 were employed in Asia, the Far East and other parts of the world. These numbers reflect a decrease in headcount since December 31, 2012 of 76 employees worldwide.

As of December 31, 2012, we had approximately 1,055 full-time employees, including 255 employees in engineering, research and development, 354 employees in manufacturing, operations and technical support, 115 employees in marketing and sales, 283 employees in administration and finance and 48 in other departments. Of these employees, 429 were based in our facilities in Israel, 135 were employed in the U.S., 292 were employed in Latin America and 199 were employed in Asia, the Far East and other parts of the world. These numbers reflect a decrease in headcount since December 31, 2011 of 68 employees worldwide. These numbers exclude the employees of Spacenet.

We also utilize temporary employees, as necessary, to supplement our manufacturing and other capabilities.

We provide our employees around the world with fringe benefits in accordance with applicable law. With respect to our employees in Israel, we are subject to various Israeli labor laws and labor practices. Recent rulings by Israel's National Labor Court and changes to Israel's largest labor union's bylaws substantially facilitate the organization of a labor union in companies in Israel .We and our employees are not parties to any collective bargaining agreements and our employees are not represented by any labor union. However, certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Manufacturers’ Association of Israel) are applicable to all Israeli employees by order of the Israeli Minister of Economy. These provisions principally concern the length of the work day and the work week, minimum wages for workers, contributions to a pension fund, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment. These provisions are modified from time to time.

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

Our U.S. subsidiaries sponsor a retirement plan for eligible employees.  Their 401(k) Plan is a “safe harbor” 401(k) Plan and allows eligible employees to defer compensation up to the maximum amount allowed under the current Internal Revenue Code.  As a “safe harbor plan, our US subsidiaries must make a mandatory contribution to the 401(k) Plan to satisfy certain nondiscrimination requirements under the Internal Revenue Code.  This mandatory contribution is made to all eligible employees.

E.	Share Ownership

Beneficial Ownership of Executive Officers and Directors

Except for Mr. Dov Baharav and Mr. Erez Antebi, none of our directors and executive officers beneficially owns more than 1% of our outstanding shares. Mr. Baharav beneficially owns approximately 2.1% of our ordinary shares, consisting of 849,182 ordinary shares and options to purchase 62,500 ordinary shares exercisable within 60 days from the date of this Annual Report Mr. Antebi beneficially owns approximately 1.8% of our ordinary shares, consisting of 54,000 ordinary shares and options to purchase 710,000 ordinary shares exercisable within 60 days from the date of this Annual Report. Additionally, Mr. Ishay Davidi shares voting and dispositive power with Shira and Ishay Davidi Management Ltd. with respect to the shares held by the FIMI Funds, and he controls Shira and Ishay Davidi Management Ltd. as described in Item 7A – “Major Shareholders and Related Party Transactions” – “Major Shareholders”.

As of December 31, 2014, our directors and executive officers as a group (18 persons) held options to purchase 2,006,000 of our ordinary shares under our share options plans (described below), exercisable at a weighted average exercise price of $4.59 per share with expiration dates ranging from February 2015 to December 2020.  The amount of options includes options to purchase 100,000 ordinary shares granted to FIMI IV 2007 Ltd. by our company in connection with the service of its executives, Ishay Davidi and Amiram Boehm, as members of our Board. In addition, as of December 31, 2014, our directors and executive officers as a group held 33,750 RSUs under our share options plans. See Item 7A “Major Shareholders and Related Party Transactions – Major Shareholders”.

Option Plans

2003 Share Option Plan

In September 2003, we adopted the 2003 Share Option Plan (Incentive and Restricted Share Options), or the 2003 ISO/RSO Plan and the Section 102 Share Option Plan 2003, and together, the “2003 Plans”, for grant of options to our officers, directors, employees or service providers or any of the employees or service providers of our subsidiaries.  The 2003 Plans expired in June 2013.

As of December 31, 2014, options to purchase a total of 2,656,050 ordinary shares were outstanding under the 2003 Plans, and options to purchase 1,861,080 ordinary shares had been exercised.  The exercise prices for the outstanding options range from $3.77 to $8.10 and such options expire at various times from February 2015 to February 2018.

2005 Share Incentive Plan

In December 2005, our shareholders adopted the 2005 Share Incentive Plan, or the 2005 Plan, for grant of options and RSUs to our officers, directors, employees or service providers or any of the employees or service providers of our subsidiaries (including Section 102 sub-plan adopted in 2008 to enable qualified optionees certain tax benefits under the Israeli Income Tax Ordinance).  The 2005 Plan expired in December 2012.

As of December 31, 2014, a total of 32,925 RSUs were outstanding under the 2005 Plan, and 1,328,297 ordinary shares were issued as a result of RSUs vesting under the 2005 Plan.  All options granted under the 2005 Plan were canceled or expired without being exercised.

The options and RSUs granted under the 2005 Plan generally vested or vest quarterly or annually over a four-year period (15%, 25%, 30% and 30% each year, respectively).

2008 Share Incentive Plan

In October 2008, our Board of Directors adopted the 2008 Share Incentive Plan, or the 2008 Plan, for issuance of options, RSUs and other forms of equity based awards to our and our subsidiaries’ directors, officers, consultants and employees. Our Board of Directors also adopted a sub-plan to enable qualified optionees certain tax benefits under the Israeli Income Tax Ordinance. Following increases approved by our Board of Directors, the total number of ordinary shares reserved for issuance of options under the 2008 Plan is 4 million. As of December 31, 2014, we have granted options to purchase 2,286,831 ordinary shares under the 2008 Plan (excluding options that were granted and cancelled), pursuant to which 476,498 ordinary shares have been issued as of December 31, 2014.  The exercise prices for the outstanding options range from $3.00 to $5.40 and such options expire at various times from November 2015 to December 2020. As of December 31, 2014, we have granted 1,403,936 RSUs under the 2008 Plan (excluding RSUs that were granted and canceled), pursuant to which, 863,736 ordinary shares have been issued as of December 31, 2014.

The term of the options granted under the Plans is 6, 7 years or 10 years, depending on the terms of the specific plan and grant letter.

The RSUs and options granted under the 2008 Plan to our executives generally vest quarterly or annually over a four-year period (15%, 25%, 30% and 30% each year, respectively).   The options granted under the 2008 Plan to our directors generally vest ratably each quarter over a three-year period except in the case of the grant to our Chairman of the Board of Directors, in which the options vest ratably each quarter over a four-year period.

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

The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares as of March 25, 2015 (including options currently exercisable or exercisable within 60 days after the date of this Annual Report and RSUs vesting within 60 days after the date of this Annual Report) with respect to: (i) each person who is known to us to be the beneficial owner of more than 5% of the ordinary shares; and (ii) all directors and officers as a group.

The information in the table below is based on 42,940,273 ordinary shares outstanding as of March 25, 2015. Except where otherwise indicated, we believe, based on information furnished by the owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares, subject to any applicable community property laws.

Name and Address	Number of Ordinary Shares Beneficially Owned	Percent of Ordinary Shares Outstanding(1)

FIMI Funds(2)	15,017,672	34.9%
Itshak Sharon (Tshuva)(3)	3,904,874	9.1%
Meitav Dash Investments Ltd (4)	2,720,162	6.3%
Mivtah Shamir Holdings Ltd. (5)	2,216,944	5.2%
All officers and directors as a group (18 persons)(6)	2,168,553	4.9%

____________

(1)
Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table and ordinary shares relating to RSUs vesting within 60 days, after the date of this Annual Report are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.

(2)
Based on a Schedule 13D/A filed on  December 4, 2014 and information provided to the Company, FIMI Opportunity IV, L.P., FIMI Israel Opportunity IV, Limited Partnership (the “FIMI IV Funds”), FIMI Opportunity V, L.P., FIMI Israel Opportunity Five, Limited Partnership (the "FIMI V Funds" and together with the FIMI IV Funds, the "FIMI Funds"), FIMI IV 2007 Ltd., FIMI FIVE 2012 Ltd., Shira and Ishay Davidi Management Ltd. and Mr. Ishay Davidi share voting and dispositive power with respect to the 15,017,672 shares held by the FIMI Funds. FIMI IV 2007 Ltd. is the managing general partner of the FIMI IV Funds.  FIMI FIVE 2012 Ltd. is the managing general partner of the FIMI V Funds. Shira and Ishay Davidi Management Ltd. controls FIMI IV 2007 Ltd. and FIMI FIVE 2012 Ltd. Mr. Ishay Davidi controls Shira and Ishay Davidi Management Ltd. and is the Chief Executive Officer of all the entities listed above. These holdings include options to purchase 75,000 ordinary shares held by FIMI IV 2007 Ltd., which are currently exercisable or are exercisable within 60 days of the date hereof granted to it by our company in connection with the service of its executives, Ishay Davidi and Amiram Boehm, as members of our Board (out of the 50,000 options granted to FIMI IV 2007 Ltd. in connection with each of Mr. Davidi’s and Mr. Boehm’s services as our directors).

On October 24, 2014, FIMI Funds commenced a tender offer to purchase 5,166,348 shares of the Company for a cash price of US$4.95 per share, less any required withholding taxes and without interest. The tender offer expired on November 29, 2014 and FIMI Funds successfully completed the tender offer to purchase the 5,166,348 shares.

The principal business address of each of the above entities and of Mr. Davidi is c/o FIMI IV 2007 Ltd., Electra Tower, 98 Yigal Alon St., Tel-Aviv 67891, Israel.

(3)
Based on a Schedule 13G filed on March 7, 2013 by Itshak Sharon (Tshuva), Delek Group Ltd. and The Phoenix Holding Ltd. and information provided to us by the shareholders as of March 18, 2015. The ordinary shares are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of the Phoenix Holding Ltd. (“the Subsidiaries”) as follows: (i)  90,804 ordinary shares owned by Excellence Gemel & Pension; (ii) 104,411 ordinary shares owned by Excellence Karnot Neemanut; (iii) 958,806 ordinary shares owned by Excellence Teudot Sal; (iv) 286,419 ordinary shares owned by Phoenix – Nostro; (v) 1,300 ordinary shares owned by Phoenix – Mishtatef; (vi) 2,355,410 ordinary shares owned by Shutfut Menayot Israel; and (vii) 107,724 ordinary shares owned by Shutfut Tel Aviv 100.    The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients.  Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions. The Phoenix Holding Ltd. is a majority-owned subsidiary of Delek Group Ltd.  The majority of Delek Group Ltd.'s outstanding share capital and voting rights are owned, directly and indirectly, by Itshak Sharon (Tshuva) through private companies wholly-owned by him, and the remainder is held by the public. The principal business address of Itshak Sharon (Tshuva) and Delek Investments and Properties Ltd. is 7 Giborei Israel Street, P.O.B. 8464, Netanya, 42504, Israel. The principal business address of the Phoenix Holding Ltd. is Derech Hashalom 53, Givataim, 53454, Israel.

(4)
Based on a Schedule 13G filed on January 20, 2015 and information provided to us by the shareholder as of February 28, 2015, Meitav Dash Investments Ltd. (“Meitav”) is controlled by: (1) BRM Group Ltd. (“BRM Group”) which holds Meitav’s shares through BRM Finance Ltd., a wholly owned subsidiary of  BRM Group. The shareholders of BRM Group are Messrs. Eli Barkat, Nir Barkat (Messrs. Eli Barkat and Nir Barkat are brothers) and Yuval Rakavy, each holds 33.3% through his controlled companies; and (2) Mr. Zvi Stepak who holds Meitav’s shares through Maya Holdings (Ye'elim) Ltd. (“Maya holdings”) a company which he controls and Nili (Amir) Holdings Ltd. (a wholly owned subsidiary of Maya Holdings). Meitav holds2,720,162  ordinary shares as follows: (i) 475,889 ordinary shares owned by Mutual Funds of Meitav DS Investments LTD group; (ii) 1,200,612 ordinary shares owned by Provident Funds of Meitav DS Investments LTD group; and (iii) 1,043,661 ordinary shares owned by ETF’s of Meitav DS Investments LTD group. The principal business address of Meitav is 30 Derekh Sheshet Ha-yamim, Bene-Beraq, Israel.

(5)	Based on a Schedule 13G filed on March 24, 2015 by Mivtah Shamir Holdings Ltd. The principal office of Mivtah Shamir Holdings Ltd. is 27 Habarzel Street, Tel-Aviv.

(6)
Includes options that are currently exercisable or are exercisable within 60 days of the date of this report and RSUs vested within 60 days from the date of this report that are held by our directors and executive officers.

Significant Changes in the Ownership of Major Shareholders

As of April 7, 2013, our major shareholders were York Capital Management, or York, holding 8,121,651ordinary shares (approximately 19.4% ownership), FIMI Funds, holding 7,678,533 ordinary shares (approximately 18.3 % ownership) and Itshak Sharon (Tshuva), holding 2,676,484 ordinary shares (approximately 6.4% ownership).

As of March 28, 2014, our major shareholders were FIMI Funds, holding 9,817,990 ordinary shares (approximately 23.2 % ownership), York, holding 6,015,530 ordinary shares (approximately 14.2% ownership), and Itshak Sharon (Tshuva), holding 2,553,792 ordinary shares (approximately 6% ownership).

As of March 26, 2015, our major shareholders are FIMI Funds, holding 14,942,672 ordinary shares (approximately 34.9% ownership), Itshak Sharon (Tshuva), holding 3,904,874 ordinary shares (approximately 9.1% ownership), Meitav Dash Investments Ltd., holding 2,720,162 ordinary shares (approximately 6.3% ownership) and Mivtah Shamir Holdings Ltd.  holding 2,216,944 ordinary shares (approximately 5.2% ownership).

 Major Shareholders Voting Rights

The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares, except to the extent that they hold more than 14% and as such, they will have a right to appoint a director, subject to certain conditions set forth in our Articles of Association.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of March 22, 2015, there were 76 holders of record of our ordinary shares, of which 53 record holders holding approximately 90% of our ordinary shares had registered addresses in the U.S.  These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees, including CEDE & Co., the nominee for the Depositary Company (the central depositary for the U.S. brokerage community), which held approximately 78% of our outstanding ordinary shares as of said date.

B.	Related Party Transactions.

In March 2014, our Board approved that we enter into an agreement for purchase of infrastructure, construction and integration services from C. Mer Industries Ltd., or C. Mer, for an aggregate amount of approximately $4 million. FIMI holds approximately 30% of C. Mer’s share capital and Ishay Davidi is a member of the board of directors of C. Mer. The transaction was approved by our Board of Directors as a related party transaction (after our Audit Committee concluded that the transaction is in the ordinary course of business).

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

In September 2003, Nova Mobilcom S.A., or Mobilcom, filed a lawsuit in Brazil against our subsidiaries, Gilat do Brazil Ltda. and Gilat Satellite Networks (Holland) B.V., for specific performance of a memorandum of understanding for performance of a government education project. The lawsuit was not for a specified amount.  In June 2011, the Brazilian court ruled in favor of Gilat.  Mobilcom filed an appeal to the State Court of Appeals of Brazil, which appeal was rejected. In September 2012, Mobilcom filed a Special Appeal, which was refused to be admitted by the State Court of Appeals of Brazil. In January 2013, Mobilcom filed an interlocutory appeal with the Superior Court of Justice of Brazil, which was rejected in August 2014. An additional interlocutory appeal filed by Mobilcom in September 2014 was rejected as well, resulting in the Court’s ruling becoming final and not appealable.

In 2003, the Brazilian tax authority filed a claim against our subsidiary in Brazil, SPC International Ltda, (an inactive company), for the payment of taxes allegedly due by the subsidiary in the amount of approximately $4 million. In January 2004 and December 2005, the subsidiary filed its administrative defense, which was denied by the first and second level Brazilian courts, respectively.  In September 2006, our subsidiary filed an annulment action seeking judicial cancellation of the claim. In May 2009, the subsidiary received notice of the court’s first level decision, which cancelled a significant portion of the claim, but upheld two items of the assessment. Under this decision, the subsidiary’s principal liability was reduced to approximately $1.5 million. This decision was appealed by both the subsidiary and the Brazilian tax authority. In June 2012, the São Paulo Court of Appeals ruled against the inactive subsidiary, accepting the claims of the Brazilian tax authority.  In September 2012, the subsidiary filed an appeal to the Brazilian Superior Court of Justice and to the Brazilian Supreme Court.  In October 2014, the appeals were not admitted by the São Paulo Court of Appeals and our subsidiary filed appeals on such decision, which are pending. Accordingly, as of December 31, 2014, our inactive subsidiary faces a tax exposure of approximately $10.4 million, including interest, penalties, legal fees and exchange rate differences. Based on external counsel’s opinion, our company believes that it has a reasonable chance of success to reverse the ruling of the São Paulo Court of Appeals. The Brazilian tax authority issued a foreclosure certificate against the subsidiary and certain of its former managers and representatives and decided that these individuals should be summoned to appear in court. Based on the company’s Brazilian external counsel's opinion, we believe that the inclusion of any additional co-obligors in the tax foreclosure certificate should be barred due to the applicable statute of limitations. Based on such opinion of counsel, we believe that the foreclosure procedures legally cannot be redirected to other group entities and managers who have not been cited in the foreclosure certificate. Accordingly, the chances that such redirection will lead to a loss recognition are remote.

In October 2014, our Peruvian subsidiary applied to the Chamber of Commerce of Lima, Peru for initiation of arbitration proceedings against the Ministry of Transport and Communications of Peru and FITEL. The arbitration is related to the FITEL projects awarded to the subsidiary in 2000-2001.  Under these projects, our subsidiary has provided fixed public telephony services in rural areas of Peru. Our subsidiary’s main claim is related to damages caused to it by the promotion of mobile telephony in such areas by the Peruvian government. The arbitral tribunal was established and our subsidiary is to file its detailed statement of claim by April 2015, to be followed by a response statement of the Ministry of Transport and Communications of Peru and FITEL.

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

	NASDAQ		TASE
Year	High	Low	High	Low

2010	$6.25	$3.96	$6.25	$3.99
2011	$5.85	$3.11	$5.85	$3.18
2012	$5.57	$2.35	$5.56	$2.43
2013	$6.04	$4.17	$5.96	$4.11
2014	$5.59	$4.52	$5.57	$4.55

Quarterly Share Price Information

The following table sets forth, for each of the full financial quarters in the years indicated the high and low market prices of our ordinary shares on the NASDAQ Global Market on the Global Select Market and the TASE:

	NASDAQ		TASE
	High	Low	High	Low

2013
First quarter	$5.88	$5.26	$5.79	$5.25
Second quarter	$5.72	$5.20	$5.78	$5.26
Third quarter	$6.04	$4.60	$5.96	$4.64
Fourth quarter	$5.24	$4.17	$5.28	$4.11

2014
First quarter	$5.59	$4.63	$5.57	$4.64
Second quarter	$5.03	$4.52	$5.15	$4.61
Third quarter	$5.11	$4.58	$5.09	$4.55
Fourth quarter	$5.13	$4.66	$5.15	$4.67

2015
First quarter (as of March 30, 2015)	$6.08	$4.49	$5.99	$4.42

Monthly Share Price Information

The following table sets forth, for the most recent six months, the high and low market prices of our ordinary shares on the NASDAQ Global Select Market and the TASE:

	NASDAQ		Tel Aviv Stock Exchange
	High	Low	High	Low
October 2014	$5.03	$4.81	$5.01	$4.79
November 2014	$5.13	$4.85	$5.13	$4.79
December 2014	$5.04	$4.66	$5.15	$4.67
January 2015	$4.75	$4.49	$4.73	$4.42
February 2015	$4.94	$4.67	$5.04	$4.67
March 2015 (as of March 30, 2015)	$6.08	$4.87	$5.99	$4.85

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ordinary shares are listed on the NASDAQ Global Select Market under the symbol “GILT” and are also traded on the TASE.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expense of the Issue

Not applicable.

ITEM 10:  ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

Under the Companies Law, a company may define its purposes as to engage in any lawful business and may broaden the scope of its purposes to the grant of reasonable donations for any proper charitable cause, even if the basis for any such donation is not dependent upon business considerations. Our Articles of Association provide that our purpose is to engage in any business permitted by law and that we can also grant reasonable donations for any proper charitable cause.

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

Generally, pursuant to the Israeli Companies Law, the decision to distribute dividends and the amount to be distributed, whether interim or final, is made by the board of directors.  Accordingly, under our Articles of Association, our Board of Directors has the authority to determine the amount and time for payment of interim dividends and final dividends.

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

Notice of General Meetings; Omission to Give Notice

The Companies Law provides that a company whose shares are traded on an exchange must give notice of a general meeting to its shareholders of record at least 21 days, and in certain instances at least 35 days, prior to the meeting, unless the company’s articles provide that a notice need not be sent. Accordingly, our Articles of Association provide that not less than 21 days’ prior notice shall be given to shareholders of record of every general meeting of shareholders. It further provides that notice of a general meeting of shareholders shall be given in accordance with any law and otherwise as the Board of Directors may determine. In addition, our Articles of Association provide that no shareholder present, in person or by proxy, at the commencement of a general meeting of shareholders shall be entitled to seek the revocation of any proceedings or resolutions adopted at such general meeting of shareholders on grounds of any defect in the notice of such meeting relating to the time or the place thereof.

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

Quorum at General Meetings

Under our Articles of Association, the required quorum for any general meeting of shareholders and for any class meeting is two or more shareholders present in person or by proxy and holding at least twenty five percent (25%) of the issued shares (or of the issued shares of such class in the event of a class meeting). The required quorum in a meeting that was adjourned because a quorum was not present, shall be two shareholders present in person or by proxy. Under our Articles of Association, if the original meeting was called as a special meeting, the quorum in the adjourned meeting shall be one or more shareholders, present in person or by proxy and holding the number of shares required to call such a meeting.

Adoption of Resolutions at General Meetings

Our Articles of Association provide for voting by a written ballot only. In addition, in accordance with the Companies Law, our Articles of Association provide that the declaration of the Chairman of the Meeting as to the results of a vote is not considered to be conclusive, but rather prima facie evidence of the fact. Under our Articles of Association, unless a different majority is required by law, any resolution of the shareholders, except a resolution for a voluntary liquidation of the company and, in certain circumstances, a resolution to amend our Articles of Association, shall be deemed adopted if approved by the vote of the holders of a majority of the voting power represented at such meeting in person or by proxy.

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

Our Articles of Association further provide that each beneficial owner of 14% or more of our issued and outstanding ordinary shares shall be entitled to appoint, at each annual general meeting of our shareholders, one member to our Board of Directors referred to as an “Appointed Director”, provided that a total of not more than four Appointed Directors are so appointed.  In the event more than four such qualifying beneficial owners notify us that they desire to appoint an Appointed Director, only the four shareholders beneficially owning the greatest number of shares shall each be entitled to appoint an Appointed Director.

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

The Articles of Association further stipulate that as a condition to the appointment of an Appointed Director, any appointing shareholder that delivers to our company a letter of appointment shall, prior to such delivery, be required to file with the Securities and Exchange Commission a Schedule 13D, or an amendment to its Schedule 13D if there is any change in the facts set forth in its Schedule 13D already on file with the Securities and Exchange Commission which discloses any such change in its holdings of ordinary shares, regardless of whether any filing or amendment is required to be filed under the rules of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.  In addition, any Appointing Shareholder shall be obligated to notify us in writing of any sale, transfer, assignment or other disposition of any kind of ordinary shares by such appointing shareholder that results in the reduction of its beneficial ownership to below the percentage indicated above, immediately after the occurrence of such disposition of shares but in any event not later than the earliest of (i) ten (10) days thereafter, or (ii) the next Annual General Meeting. Without derogating from the foregoing, so long as an Appointed Director serves on the Board of Directors, the appointing shareholder which appointed such Appointed Director shall provide us, upon our written request at any time and from time to time, with reasonable evidence of its beneficial ownership in our company.

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

Currently, no shareholder beneficially holding 14% or more of our issued and outstanding ordinary shares has exercised its right to appoint an Appointed Director.

Our Articles of Association further provide that the affirmative vote of a majority of the shares then represented at a general meeting of shareholders shall be entitled to remove director(s) other than Appointed Directors from office (unless pursuant to circumstances or events prescribed under the Companies Law), to elect directors instead of directors so removed or to fill any vacancy, however created, in the Board of Directors. Subject to the foregoing and to early resignation or ipso facto termination of office as provided in our Articles of Association, each director shall serve until the adjournment of the annual general meeting following the general meeting at which such director was elected.

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

Qualification of Directors

Our Articles of Association provide that no person shall be disqualified to serve as a director by reason of him not holding shares in our company or by reason of him having served as director in the past. Our directors are not subject under the Israeli Companies Law or our Articles of Association to an age limit requirement. Under the Companies Law, a person cannot serve as a director if such person has been convicted of certain offenses (generally, for 5 years after such conviction, unless specifically authorized by the court), if an administrative decision by the ISA disqualified such director to be nominated to the board of a public company, or if the person has been declared bankrupt.

Borrowing Powers

The Israeli Companies Law authorizes the board of directors of a company, among other things, to determine the credit limit of a company and to issue bonds. Our Articles of Association state that our Board of Directors may, from time to time, at its discretion, cause us to borrow or secure the payment of any sum or sums of money, and may secure or provide for the repayment of such sum or sums in such manner, at such times and upon such terms and conditions as it deems fit.

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

The Israeli Companies Law provides for mergers between Israeli companies, if each party to the transaction obtains the appropriate approval of its board of directors and shareholders. A “merger” is defined in the Companies Law as a transfer of all assets and liabilities (including conditional, future, known and unknown liabilities) of a target company to another company, the consequence of which is the dissolution of the target company in accordance with the provisions of the Companies Law. For purposes of the shareholder vote of each merging entity, unless a court rules otherwise, the merger requires the approval of a majority of the shares of that entity that are not held by the other entity or are not held by any person who holds 25% or more of the shares or the right to appoint 25% or more of the directors of the other entity. Our Articles of Association provide that a merger requires the approval of the holders of a majority of the shares voting thereon.

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

While we have numerous contracts with customers and distributors, we do not deem any individual contract to be a material contract that is not in the ordinary course of our business, except as set forth below:

In March 2015, the Peruvian government awarded Gilat Peru the FITEL Regional Projects which are expected to generate revenues of approximately $285 million in revenues over a period of approximately 11 years. The projects provide for the construction and operation of networks and their transfer to the government of Peru.  In accordance with the bid conditions, we will establish a Peruvian subsidiary to enter into written agreements with the Peruvian government for each of the three regional projects that were awarded..

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

Generally, income of Israeli companies is subject to corporate tax.  The Israeli corporate tax rate was 25% in 2012 and 2013, and was increased to 26.5% in 2014 and onwards.

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

United States Federal Income Taxation

The following is a description of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares. This description addresses only the U.S. federal income tax considerations that are relevant to U.S. Holders (as defined below) who hold our ordinary shares as capital assets. This summary is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the U.S.-Israel Tax Treaty, or the Treaty, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively. There can be no assurance that the U.S. Internal Revenue Service, or the IRS, will not take a different position concerning the tax consequences of the acquisition, ownership and disposition of our ordinary shares or that such a position would not be sustained. This description does not address all tax considerations that may be relevant with respect to an investment in our ordinary shares. This description does not account for the specific circumstances of any particular investor, such as:

•	broker-dealers;

•	financial institutions;

•	certain insurance companies;

•	investors liable for alternative minimum tax;

•	regulated investment companies or real estate investment trusts, regulated investment companies or grantor trusts;

•	dealers or traders in securities, commodities or currencies;

•	persons subject to the alternative minimum tax and tax-exempt organizations;

•	non-resident aliens of the United States or taxpayers whose functional currency is not the U.S. dollar;

•	persons who hold ordinary shares through partnerships or other pass-through entities;

•	persons who acquire their ordinary shares through the exercise or cancellation of employee stock options or otherwise as compensation for services;

•	direct, indirect or constructive owners of investors that actually or constructively own 10% or more of our shares by vote or value; or

•	investors holding ordinary shares as part of a straddle, appreciated financial position, a hedging transaction or conversion transaction

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

This summary does not address the effect of any U.S. federal taxation (such as estate and gift tax) other than U.S. federal income taxation. In addition, this summary does not include any discussion of state, local or foreign taxation. You are urged to consult your tax advisors regarding the foreign and U.S. federal, state and local tax consequences of an investment in ordinary shares.

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

Subject to complex limitations, some of which vary depending upon the U.S. Holder’s circumstances, any Israeli withholding tax imposed on dividends paid with respect to our ordinary shares will be a foreign income tax eligible for credit against a U.S. Holder's U.S. federal income tax liability (or, alternatively, for deduction against income in determining such tax liability). The limitation on foreign income taxes eligible for credit is calculated separately with respect to specific classes of income.  Dividends generally will be treated as foreign-source passive category income or, in the case of certain U.S. Holders, general category income for U.S. foreign tax credit purposes. Further, there are special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to a reduced tax rate (see discussion below). A U.S. Holder may be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on our ordinary shares if such U.S. Holder fails to satisfy certain minimum holding period requirements or to the extent such holder’s position in ordinary shares is hedged. The rules relating to the determination of the foreign tax credit are complex, and you should consult with your own tax advisors to determine whether and to what extent you would be entitled to this credit.

Subject to certain limitations (including the PFIC rules discussed below), “qualified dividend income” received by a non-corporate U.S. Holder will be subject to tax at the lower long-term capital gain rates (currently at 20%). Distributions taxable as dividends paid on our ordinary shares should qualify for a reduced rate provided that either: (i) we are entitled to benefits under the Treaty or (ii) our ordinary shares are readily tradable on an established securities market in the United States and certain other requirements are met. We believe that we are entitled to benefits under the Treaty and that our ordinary shares currently are readily tradable on an established securities market in the United States. However, no assurance can be given that our ordinary shares will remain readily tradable. The rate reduction does not apply unless certain holding period requirements are satisfied, nor does it apply to dividends received from a passive foreign investment company (see discussion below) or in respect of certain risk-reduction transactions or in certain other situations. The legislation enacting the reduced tax rate on qualified dividend income contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate. U.S. Holders of our ordinary shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

Sale or Disposition of Ordinary Shares

Subject to the discussion of PFIC rules below, if you sell or otherwise dispose of our ordinary shares, you will generally recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in our ordinary shares, in each case determined in U.S. dollars. Such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if you have held the ordinary shares for more than one year at the time of the sale or other disposition. Long-term capital gain realized by a non-corporate U.S. Holder is generally eligible for a preferential tax rate (currently at 20%). In general, any gain that you recognize on the sale or other disposition of ordinary shares will be U.S.-source for purposes of the foreign tax credit limitation; losses will generally be allocated against U.S. source income. Deduction of capital losses is subject to certain limitations under the Code.

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

Passive Foreign Investment Companies

If we were to be classified as a ‘‘passive foreign investment company’’, or a PFIC, in any taxable year, a U.S. Holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could otherwise derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.  We will be considered a PFIC, for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets that produce passive income. Included in the calculation of our income and assets is our proportionate share of the income and assets of each corporation in which we own, directly or indirectly, at least a 25% interest, by value. If we were determined to be a PFIC for U.S. federal income tax purposes, unfavorable and highly complex rules would apply to U.S. Holders owning ordinary shares directly or indirectly. Accordingly, you are urged to consult your own tax advisors regarding the application of such rules.

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

If we are treated as a PFIC for any taxable year, dividends would not qualify for the reduced tax rate on qualified dividendincome, discussed above, and, unless you elect either "mark-to-market" your ordinary shares, as described below,

•
you would be required to allocate income recognized upon receiving certain dividends or gain recognized upon the disposition of ordinary shares ratably over your holding period for such ordinary shares,

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

If we are a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares, then in lieu of being subject to the tax and interest charge rules discussed above, a U.S. Holder may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such ordinary shares are “regularly traded” on a “qualified exchange.”  In general, our ordinary shares will be treated as “regularly traded” for a given calendar year if more than a de minimis quantity of our ordinary shares is traded on a qualified exchange on at least 15 days during each calendar quarter of such calendar year.  Our ordinary shares are listed on the Tel Aviv Stock Exchange and the NASDAQ.  However, no assurance can be given that our ordinary shares will be regularly traded for purposes of the mark-to-market election.  In addition, because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

If the ordinary shares are considered "marketable stock" and if you elect to mark to market your ordinary shares, you will generally include in income, in each year in which we are considered a PFIC, any excess of the fair market value of your ordinary shares at the close of each tax year over your adjusted basis in the ordinary shares. If the fair market value of the ordinary shares had depreciated below your adjusted basis at the close of the tax year, you may generally deduct the excess of the adjusted basis of the ordinary shares over its fair market value at that time. However, such deductions would generally be limited to the net mark-to-market gains, if any, that you included in income with respect to such ordinary shares in prior years. A U.S. Holder’s adjusted tax basis in the ordinary shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules.  Income recognized and deductions allowed under the mark-to-market provisions, as well as any gain or loss on the disposition of ordinary shares with respect to which the mark-to-market election is made in a year in which we are classified as a PFIC, is treated as ordinary income or loss (except that loss on a disposition of ordinary shares is treated as capital loss to the extent the loss exceeds the net mark-to-market gains, if any, that you included in income with respect to such ordinary shares in prior years). Gain or loss from the disposition of ordinary shares (as to which a mark-to-market election was made) in a year in which we are no longer classified as a PFIC, will be capital gain or loss.

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

Backup Withholding and Information Reporting

Payments in respect of our ordinary shares may be subject to information reporting to the IRS and to U.S. backup withholding tax at the rate (currently) of 28%. Backup withholding will not apply, however, if you (i) are a corporation, or fall within certain exempt categories, and demonstrate the fact when so required, or (ii) furnish a correct taxpayer identification number and make any other required certification.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s U.S. tax liability. A U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

U.S. individuals that hold certain specified foreign financial assets, including stock in a foreign corporation, with values in excess of certain thresholds, are required to file with their U.S. federal income tax return Form 8938, on which information about the assets, including their value, is provided. Taxpayers who fail to file the form when required are subject to penalties. An exemption from reporting applies to foreign assets held through a financial institution. Investors are encouraged to consult with their own tax advisors regarding the possible application of this disclosure requirement to their investment in our ordinary shares.

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

The documents concerning our company that are referred to in this annual report may also be inspected at our offices located at Gilat House, 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva, 4913020 Israel.

I.	Subsidiary Information

Not applicable.

ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Risk

A significant portion of our revenues are generated in U.S. dollars or linked to the dollar. In addition, a substantial portion of our costs are incurred in U.S. dollars. We believe that the U.S. dollar is the primary currency of the economic environment in which our Company and certain of our subsidiaries operate. Thus, the functional and reporting currency of our Company and certain of our subsidiaries is the U.S. dollar.

Accordingly, monetary accounts maintained in currencies other than the U.S. dollar are remeasured into U.S. dollars in accordance with ASC 830, "Foreign Currency Matters" ("ASC 830"). All transaction gains and losses of the remeasurement of monetary balance sheet items are reflected in the consolidated statements of operations as financial income or expenses, as appropriate.

The financial statements of some of our foreign subsidiaries, whose functional currency has been determined to be their local currency, have been translated into U.S. dollars. Assets and liabilities have been translated using the exchange rates in effect at the balance sheet date. Statements of operations amounts have been translated using specific rates. The resulting translation adjustments are reported as a component of equity in accumulated other comprehensive income (loss).

While the a significant portion of our revenues and expenses are generated in U.S. dollars, a portion of our expenses are denominated in NIS, and to a lesser extent, other non-U.S. dollar currencies which lead us to be exposed to financial market risk associated with changes in foreign currency exchange rates. In order to reduce the impact of foreign currency rate volatility of future cash flows caused by changes in foreign exchange rates, we use currency forward contracts. If our currency forward contracts meet the definition of a hedge, and are so designated, changes in the fair value of the contracts will be offset against changes in the fair value of the hedged assets or liabilities through earnings. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in current earnings during the period of change. Our hedging reduces, but does not eliminate, the impact of foreign currency rate movements, and due to such movements the results of our operations may be adversely affected.

During the year ended December 31, 2014, we recognized a net loss of $1 million related to the effective portion of our hedging instruments. The effective portion of the hedged instruments was included as an offset to payroll expenses and other operating expenses in the statement of operations. The ineffective portion of the hedged instrument during the year ended December 31, 2014 was immaterial and was recorded as a financial income.

During 2014 we entered into additional forward contracts in order to hedge the exposure to variability in expected future cash flows resulting from changes in related foreign currency exchange rates. These contracts did not meet the requirement for hedge accounting. The amount recorded as financial income related to these contracts in 2014 was $1.9 million.

As of December 31, 2014, the fair value of the liabilities  of the outstanding forward contracts that met the requirement for hedge accounting was $0.8 million and the fair value of the liabilities  of the outstanding forward contracts that did not meet the requirement for hedge accounting was $ 1.9 million.

The table below details our balance sheet exposure by currency and interest rates:

	Expected Maturity Dates
	2015	2016	2017	2018	2019 and thereafter
	(In thousands)
Assets:
Restricted cash - in U.S. dollars	21,204	-	-	-	-
Weighted interest rate	0.41%	-	-	-	-
In other currency	4,780	-	-	-	215
Weighted interest rate	0.31%	-	-	-	7.78%
Restricted cash held by Trustees In other currency	15,441
Weighted interest rate	0.30%
Liabilities:
Long-term loans (including current maturities)
In U.S. dollars	4,000	4,000	4,000	4,000	12,000
Weighted interest rate	4.77%	4.77%	4.77%	4.77%	4.77%
In other currency	595	604	592	486	589
Weighted interest rate	3.75%	3.81%	3.73%	2.82%	2.82%

ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13:  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14:  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15:  CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended) as of December 31, 2014, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the rules of the Securities and Exchange Commission.

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

Our management assessed the effectiveness of our internal control over financial reporting, as of December 31, 2014.  In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on that assessment, our management concluded that as of December 31, 2014, our internal control over financial reporting is effective.

The effectiveness of management’s internal control over financial reporting as of December 31, 2014 has been audited by our company’s independent registered public accountants, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, and their report below expresses an unqualified opinion on our company’s internal control over financial reporting

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

GILAT SATELLITE NETWORKS LTD.

We have audited Gilat Satellite Networks Ltd.'s ("Gilat") internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the "COSO criteria"). Gilat's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management's report on internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, Gilat maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Gilat and its subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of operations and comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2014, and our report dated April 1, 2015, expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 1, 2015	A Member of Ernst & Young Global

Changes in Internal Control over Financial Reporting

During the period covered by this Annual Report on Form 20-F, no changes in our internal control over financial reporting have occurred that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16:  RESERVED

ITEM 16A:  AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that each of Ms. Cohen and Dr. Lieber meets the definition of an audit committee financial expert as defined by rules of the Securities and Exchange Commission. Our Board also determined that each of Ms. Cohen and Dr. Lieber is independent under the requirements of the NASDAQ Marketplace Rules. For a brief listing of Ms. Cohen and Dr. Lieber’s relevant experience, see Item 6.A. “Directors, Senior Management and Employees - Directors and Senior Management.”

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

	Year Ended December 31,
	2014		2013
Services Rendered	Fees	Percentages	Fees	Percentages
Audit fees (1)	$810,677	94.25%	$831,604	83.96%
Tax fees (2)	$32,841	3.82%	$144,638	14.60%
Other (3)	$16,639	1.93%	$14,233	1.44%
Total	$860,157	100%	$990,475	100%

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

(3)
Other fees are fees for professional services other than audit or tax related fees, rendered in connection with our business activities; such fees in 2014 were mainly related to certain certifications to government authorities and in 2013 to review of the implementation of a new accounting system.

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

ITEM 16E:  PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In the year ended December 31, 2014, neither we nor any affiliated purchaser purchased any of our securities.

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

We have elected to follow Israeli law and practice instead of the requirements of Listing Rule 5600 Series, as described below:

•
The requirement to obtain shareholder approval for the establishment or material amendment of certain equity based compensation plans and arrangements, under which shares may be acquired by officers, directors, employees or consultants. Under Israeli law and practice, the approval of the board of directors is required for the establishment or material amendment of such equity based compensation plans and arrangements. However, any equity based compensation arrangement with a director or the Chief Executive Officer or the material amendment of such an arrangement must be approved by our Compensation and Stock Option Committee, Board of Directors and shareholders, in that order

•
The requirements regarding the director nominations process.  We do not have a nomination committee. Under Israeli law and practice, our Board of Directors is authorized to recommend to our shareholders director nominees for election, and certain of our shareholders may nominate candidates for election as directors by the general meeting of shareholders.

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

4.2
Summary of material provisions of an amendment dated February 7, 2013 to the loan documents between Gilat Satellite Networks Ltd. and First International Bank of Israel, dated December 14, 2010. Previously filed as Exhibit 4.5 to our Annual Report on Form 20-F for the fiscal year ending December 31, 2012, which Exhibit is incorporated herein by reference

4.3
Gilat Satellite Networks Ltd. 2008 Share Incentive Plan (including the Israeli Sub-plan to the Gilat Satellite Networks Ltd. 2008 Share Incentive Plan), previously filed on April 8, 2009 as Exhibit 4.4 to the our Registration Statement on Form S-8 (File No. 333-158476), and incorporated herein by reference.

4.4
Gilat Satellite Networks Ltd. 2005 Share Incentive Plan (including the Israeli Sub-plan to the Gilat Satellite Networks Ltd. 2005 Share Incentive Plan), previously filed on April 8, 2009 as Exhibit 4.3 to our Registration Statement on Form S-8 (File No. 333-158476), and incorporated herein by reference.

4.5
Gilat Satellite Networks Ltd. 2003 Stock Option Plan (including the Gilat Satellite Networks Ltd. Section 102 Employee Stock Option Plan (2003), previously filed on March 25, 2004 as Exhibit 4.3 to our Registration Statement on Form S-8 (File No. 333-113932), and incorporated herein by reference.

4.6	Executive Compensation Plan previously filed as Exhibit A to the proxy statement filed on Form 6-K on August 7, 2013, which Exhibit is incorporated herein by reference.

8.1	List of subsidiaries.
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
13.1	Certification by Chief Executive Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification by Chief Financial Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

101.INS	XBRL Instance Document *.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.PRE	XBRL Taxonomy Presentation Linkbase Document.
101.CAL	XBRL Taxonomy Calculation Linkbase Document.
101.LAB	XBRL Taxonomy Label Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
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

Date: Date: April 1, 2015

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

GILAT SATELLITE NETWORKS LTD.

We have audited the accompanying consolidated balance sheets of Gilat Satellite Networks Ltd. (the "Company") and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive income (loss), shareholders' equity and cash flows for each of the three years in the period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries as of December 31, 2014 and 2013, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 1, 2015, expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 1, 2015	A Member of Ernst & Young Global

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2014	2013

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$27,726	$58,424
Restricted cash	25,983	18,891
Restricted cash held by trustees	15,441	3,221
Trade receivables, net	57,728	56,466
Inventories	25,112	27,141
Other current assets	14,760	10,143

Total current assets	166,750	174,286

LONG-TERM INVESTMENTS AND RECEIVABLES:
Severance pay funds	8,085	9,856
Long-term restricted cash	216	6,279
Other long-term receivables	12,124	278

Total long-term investments and receivables	20,425	16,413

PROPERTY AND EQUIPMENT, NET	90,893	85,369

INTANGIBLE ASSETS, NET	22,970	28,830

GOODWILL	63,870	63,870

Total assets	$364,908	$368,768

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2014	2013
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term bank credit and loans	$15,857	$-
Current maturities of long-term loans	4,595	4,665
Trade payables	22,850	20,900
Accrued expenses	22,475	16,748
Short-term advances from customers held by trustees	12,858	-
Other current liabilities	21,527	54,666

Total current liabilities	100,162	96,979

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	26,271	31,251
Accrued severance pay	8,157	9,628
Other long-term liabilities	5,179	4,877

Total long-term liabilities	39,607	45,756

COMMITMENTS AND CONTINGENCIES

EQUITY:
Share capital -
Ordinary shares of NIS 0.2 par value: Authorized - 90,000,000 shares at December 31, 2014 and 2013; Issued and outstanding – 42,730,424 and 42,125,774 shares at December 31, 2014 and 2013, respectively	1,966	1,932
Additional paid-in capital	876,624	873,045
Accumulated other comprehensive income (loss)	(1,420)	1,591
Accumulated deficit	(652,031)	(650,535)

Total equity	225,139	226,033

Total liabilities and equity	$364,908	$368,768

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2014	2013	2012

Revenues:
Products	$157,531	$133,554	$155,691
Services	77,602	101,312	115,875

Total revenues	235,133	234,866	271,566

Cost of revenues:
Products	106,905	86,304	96,805
Services	44,593	68,906	76,832

Total cost of revenues	151,498	155,210	173,637

Gross profit	83,635	79,656	97,929

Operating expenses:
Research and development, net	25,158	27,900	29,241
Selling and marketing	32,537	32,214	34,988
General and administrative	20,903	23,071	23,618
Restructuring costs	-	564	315
Impairment of goodwill and intangible assets	-	-	31,879

Total operating expenses	78,598	83,749	120,041

Operating income (loss)	5,037	(4,093)	(22,112)

Financial expenses, net	(3,837)	(6,239)	(3,432)
Other income	-	-	2,729

Income (loss) before taxes on income	1,200	(10,332)	(22,815)
Taxes on income (tax benefit)	1,901	(755)	(1,893)

Net loss from continuing operations	(701)	(9,577)	(20,922)
Net loss from discontinued operations	(795)	(8,320)	(2,270)

Net loss	$(1,496)	$(17,897)	$(23,192)

Net loss per share (basic and diluted):
Continuing operations	$(0.02)	$(0.23)	$(0.51)
Discontinued operations	$(0.02)	$(0.20)	$(0.05)

Total loss per share	$(0.04)	$(0.43)	$(0.56)

Weighted average number of shares used in computing net loss per share:
Basic and diluted	42,444,482	41,960,925	41,410,409

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands

	Year ended December 31,
	2014	2013	2012

Net loss	$(1,496)	$(17,897)	$(23,192)
Other comprehensive income (loss):
Foreign currency translation adjustments	(2,205)	90	161
Reclassification adjustments for realized loss (gain) on hedging instruments, net	985	(1,931)	748
Unrealized gain (loss) on hedging instruments, net	(1,791)	568	1,414

Total Comprehensive loss	$(4,507)	$(19,170)	$(20,869)

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share data)

	Number of Ordinary shares (in thousands)	Share capital	Additional paid-in capital	Accumulated other comprehensive income (loss)		Accumulated deficit	Total shareholders' equity

Balance as of January 1, 2012	41,182	$1,882	$867,098		$541	$(609,446)	$260,075
Issuance of restricted share units (RSU)	459	24	-		-	-	24
Stock-based compensation of options and RSUs related to employees and non- employees	-	-	2,445		-	-	2,445
Conversion of convertible subordinated notes	3	*) -	52		-	-	52
Exercise of stock options	56	3	227		-	-	230
Comprehensive loss	-	-	-		2,323	(23,192)	(20,869)

Balance as of December 31, 2012	41,700	1,909	869,822		2,864	(632,638)	241,957
Issuance of restricted share units (RSU)	271	15	-		-	-	15
Stock-based compensation of options and RSUs related to employees and non- employees	-	-	2,665		-	-	2,665
Exercise of stock options	155	8	558		-	-	566
Comprehensive loss	-	-	-		(1,273)	(17,897)	(19,170)

Balance as of December 31, 2013	42,126	1,932	873,045		1,591	(650,535)	226,033

Issuance of restricted share units (RSU)	332	19	-		-	-	19
Stock-based compensation of options and RSUs related to employees and non- employees	-	-	2,427		-	-	2,427
Exercise of stock options	272	15	1,152		-	-	1,167
Comprehensive loss	-	-	-		(3,011)	(1,496)	(4,507)

Balance as of December 31, 2014	42,730	$1,966	$876,624	$	**) (1,420)	$(652,031)	$225,139

*)	Represents an amount lower than $ 1.
**)	As of December 31, 2014 the comprehensive loss consists of foreign currency translation adjustments at the amount of $ 614 and unrealized loss on forward contracts at the amount of $ 806.

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2014	2013	2012
Cash flows from continuing operations

Cash flows from operating activities:

Net loss	$(1,496)	$(17,897)	$(23,192)
Net loss from discontinued operations	(795)	(8,320)	(2,270)

Net loss from continuing operations	(701)	(9,577)	(20,922)
Reconciliation of net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	15,951	17,559	18,672
Impairment of goodwill and other intangible assets	-	-	31,879
Stock-based compensation of options and RSUs related to employees and non- employees	2,427	2,268	1,934
Accrued severance pay, net	300	(38)	88
Accrued interest and exchange rate differences on restricted cash and deposits, net	858	307	(209)
Exchange rate differences on long-term loans	(416)	157	90
Capital loss from disposal of property and equipment	430	48	43
Deferred income taxes	7	(2,733)	(3,656)
Increase in trade receivables, net	(2,457)	(4,228)	(11,735)
Decrease (increase) in other assets (including short-term, long-term and deferred charges)	(20,251)	10,740	(3,293)
Decrease (increase) in inventories	(445)	(6,502)	2,025
Increase (decrease) in trade payables	2,226	(1,225)	(727)
Increase (decrease) in accrued expenses	5,401	(4,703)	250
Increase (decrease) in advances from customers held by trustees, net	14,068	(4,448)	2,897
Increase (decrease) in other current liabilities and other long-term liabilities	(33,560)	18,772	2,621

Net cash provided by (used in) operating activities	(16,162)	16,397	19,957

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2014	2013	2012
Cash flows used in investing activities:

Purchase of property and equipment	(12,630)	(4,063)	(3,965)
Investment in restricted cash (including long-term)	(12,788)	(25,961)	(903)
Proceeds from restricted cash (including long-term)	11,228	2,975	3,355
Investment in restricted cash held by trustees	(24,869)	(17,587)	(35,442)
Proceeds from restricted cash held by trustees	12,306	13,744	35,447
Purchase of intangible assets	-	(16)	(89)

Net cash used in investing activities	(26,753)	(30,908)	(1,597)

Cash flows used in financing activities:

Capital lease payments	(234)	-	-
Exercise of stock options and issuance of restricted share units	1,186	581	254
Payment of obligation related to the purchase of intangible asset	(500)	(500)	-
Repayment of convertible subordinated notes	-	-	(14,322)
Short-term bank credit, net	16,570	(3,518)	546
Proceeds from long-term loans	-	-	10,000
Repayment of long-term loans	(4,633)	(12,950)	(6,452)

Net cash provided by (used in) financing activities	12,389	(16,387)	(9,974)

Cash flows from discontinued operations

Net cash provided by (used in) operating activities	-	(5,996)	1,614
Net cash provided by investing activities	-	15,791	999
Net cash provided by financing activities	-	12,884	-
	-	22,679	2,613
Effect of exchange rate changes on cash and cash equivalents	(172)	(325)	(262)

Increase (decrease) in cash and cash equivalents	(30,698)	(8,544)	10,737
Cash and cash equivalents at the beginning of the year	58,424	66,968	56,231

Cash and cash equivalents at the end of the year	$27,726	$58,424	$66,968

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2014	2013	2012
Supplementary cash flow activities:

(1) Cash paid during the year for continuing operations:

Interest	$1,681	$2,154	$4,135

Income taxes	$1,582	$730	$602

(2) Non-cash transactions:

Conversion of long-term convertible subordinated notes	$-	$-	$52

Classification from inventories to property and equipment	$2,857	$3,778	$2,050

Classification from property and equipment to inventories	$381	$691	$858

Purchase of intangible assets	$-	$-	$1,505

Capital lease	$1,123	$-	$-

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:	GENERAL

a.	Organization:

Gilat Satellite Networks Ltd. (the "Company" or "Gilat") and its subsidiaries (the "Group") is a global provider of broadband satellite communication and networking products and services. The Group designs, produces and markets very small aperture terminals, or VSATs, solid-state power amplifiers, or SSPAs, block up converters, or BUCs, low-profile antennas and on-the-Move / on-the-Pause terminals, and related network equipment. VSATs are earth based terminals that transmit and receive broadband, Internet, voice, data and video via satellite. VSAT networks combine a large central earth station, called a hub, with multiple remote sites (ranging from tens to thousands of sites), which communicate via satellite. The Group also provides services directly to end-users in various market segments, including in certain countries in Latin America, and managed network services over a VSAT network owned by third parties.

Gilat was incorporated in Israel in 1987 and launched its first generation VSAT in 1989. For a description of principal markets and customers, see Note 14.

Commencing in 2012, in accordance with the Company organizational changes instituted that year, the Company's business is managed and reported as three separate reportable segments, comprised of the Company's named Commercial, Mobility (previously named Defense) and Services Divisions:

•
Commercial Division - provides VSAT networks, satellite communication products, small cell solutions and associated professional services to service providers, satellite operators and Mobile Network Operators (MNOs) worldwide, including for high throughput satellites, or HTS, initiatives worldwide.

•
Mobility Division provides on-the-Move / on-the-Pause satellite communication products and solutions to system integrators, defense and homeland security organizations worldwide and also includes the operations of Wavestream, our subsidiary, whose sales are primarily to system integrators, defense and homeland security organizations.

•	Service Division comprised of service businesses in Peru and Colombia, which offer rural telephony and Internet access solutions.

In December 2, 2013, the Company sold its subsidiary, Spacenet Inc. or Spacenet, to SageNet of Tulsa, LLC for approximately $ 16,000, subject to certain post-closing adjustments and expenses. The Company recorded a loss of $ 1,385 as a result of this sale. The Company previously provided managed network communications services through Spacenet utilizing satellite wireline and wireless networks and associated technology mainly in the United States. Spacenet was sold in order to allow the Company to better focus its assets and management attention on its core business strategy and strategic target markets. During 2014 the post-closing adjustments were resolved and consequently the Company incurred additional expenses of $795 related to those adjustments. The Company recorded these expenses in discontinued operations in its results of operation.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:	GENERAL (Cont.)

Spacenet was previously accounted under the Service Division. Following its sale, Spacenet's results, as well as income and costs related to the sale of Spacenet, are accounted as discontinued operation.

b.	Discontinued Operation:

Under ASC 205, "Presentation of Financial Statements - Discontinued Operation" ("ASC 205")  when a component of an entity, as defined in ASC 205, has been disposed of or is classified as held for sale, the results of its operations, including the gain or loss on its  component are classified as discontinued operations and the assets and liabilities of such component are classified as assets and liabilities attributed to discontinued operations; that is, provided that the operations, assets and liabilities and cash flows of the component have been eliminated from the Company's consolidated operations and the Company will have no significant continuing involvement in the operations of the component.

The results of the discontinued operations for the years ended December 31, 2014, 2013 and 2012, are presented below:

	Year ended December 31,
	2014	2013	2012

Revenues	$-	$67,865	$76,797

Cost of revenues	-	54,996	61,726

Gross profit	-	12,869	15,071

Operating costs and expenses:
Selling and marketing	-	7,753	7,643
General and administrative	-	11,758	10,457

Total operating expenses	-	19,511	18,100

Operating loss	-	(6,642)	(3,029)
Loss from disposal of subsidiary	(795)	(1,385)	-
Financial income (expenses), net	-	(255)	790

Loss before taxes on income	(795)	(8,282)	(2,239)

Taxes on income	-	38	31

Net loss	$(795)	$(8,320)	$(2,270)

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:	GENERAL (Cont.)

c.	Impairment of goodwill and technology related to Wavestream

The continuing pressure on the Department of Defense (DoD) budget in the United State along with uncertainties regarding the DoD's future spending as well as other elements, were reflected in the reduction of Wavestream's revenues and operating results in 2012. This led the Company to evaluate the value of Wavestream's tangible and intangible assets based on the future undiscounted cash flows expected to be generated by the assets in accordance with ASC 360 "Property, Plant and Equipment". The projected undiscounted cash flows as of December 31, 2012 indicated that the carrying amount of the technology deemed to be impaired. In order to assess the amount of the impairment, the Company estimated the fair value of the technology using the discounted cash flow method and as a result the Company recorded an impairment loss of $ 7,948.

In addition, in accordance with ASC 350 "Intangibles - Goodwill and Others", the Company performed its annual goodwill impairment test as of December 31, 2014 and 2013. As a result of such impairment test in 2014 and 2013 no impairment loss was recorded. As of December 31, 2012 the Company recorded goodwill impairment losses of $ 23,931 attributed to Wavestream reporting unit.

The material assumptions used for the income approach for 2014, 2013 and 2012 were five (5) years of projected cash flows, a long-term growth rate of 4% and a discount rate of 14%, 14.5% and 13.5%, respectively.

The impairment losses recorded in 2012 were recorded as part of "Impairment of goodwill and intangible assets" in the Statement of Operations and are attributed to the Defense segment.

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

The majority of the revenues of the Company and certain of its subsidiaries are generated in U.S. dollars ("dollar") or linked to the dollar. In addition, a substantial portion of the Company's and certain of its subsidiaries' costs are incurred in dollar. The Company's management believes that the dollar is the primary currency of the economic environment in which the Company and certain of its subsidiaries operate. Thus, the functional and reporting currency of the Company and certain of its subsidiaries is the dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with ASC 830, "Foreign Currency Matters" ("ASC 830"). All transaction gains and losses of the remeasurement of monetary balance sheet items are reflected in the consolidated statements of operations as financial income or expenses, as appropriate.

The financial statements of certain foreign subsidiaries, whose functional currency has been determined to be their local currency, have been translated into dollars. Assets and liabilities have been translated using the exchange rates in effect at the balance sheet date. Statements of operations amounts have been translated using specific rates. The resulting translation adjustments are reported as a component of equity in accumulated other comprehensive income (loss).

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

Most of the activity of Gilat Colombia consists of operating subsidized projects for the governmental authority, dirección de conectividad, or DirCon, (formerly known as Compartel) (collectively, the "DirCon Projects").  The DirCon Projects were originally awarded to Gilat's Colombian subsidiaries in 1999 and 2002 and were extended several times. Additional DirCon Project that was awarded to the subsidiary in 2011 was completed in December 2013. The subsidiary was awarded another DirCon project in 2013 which is scheduled to be completed in 2017.

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

As of December 31, 2014 and December 31, 2013, the Trusts' assets amounted to $15,441 and $ 3,221, respectively. These assets are consolidated within the financial statements of the Company and are classified as "Restricted cash held by trustees".

As of December 31, 2014, the Trusts' liabilities amounted to $ 12,858. These liabilities are consolidated within the financial statements of the Company and are classified as "Short-term advances from customers, held by trustees".

As of December 31, 2013, the Trusts did not have any liabilities.

d.	Cash equivalents:

Cash equivalents are short-term highly liquid investments that are not restricted as to withdrawals or use with maturities of three months or less at the date acquired.

e.	Short-term and long-term restricted cash:

Short-term restricted cash is primarily invested in certificates of deposit, which mature within one year. As of December 31, 2014, the vast majority of this amount was linked to the dollar. Such certificates of deposit are used as collateral for the lease of the Group's offices, performance guarantees to customers and loans, and bears weighted average interest rates of 0.39 % and 0.24% as of December 31, 2014 and 2013, respectively.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-          SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Long-term restricted cash is primarily invested in certificates of deposit, which mature in more than one year. As of December 31, 2014, the amount is linked to currencies other than dollar. It bears annual weighted average interest rates of 7.78% and 0.5% as of December 31, 2014 and 2013, respectively. Such certificates of deposit are used as collateral for the lease of the Group's offices, performance guarantees to customers and loans.

f.	Restricted cash held by trustees:

As of December 31, 2014 and 2013, short-term restricted cash held by trustees is invested in a savings bank account linked to the Colombian Peso. The restricted cash is being released based upon performance milestones as stipulated in the agreements with the government of Colombia.

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

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets as follows:

Years

Buildings	50
Computers, software and electronic equipment	3 - 12
Office furniture and equipment	3 - 17
Vehicles	3 - 7
Leasehold improvements	Over the term of the lease or the useful life of the improvements, whichever is shorter

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-          SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Equipment leased to others under operating leases is carried at cost less accumulated depreciation and depreciated using the straight-line method over the useful life of the assets.

The Group has accounted for its assets which are under a capital lease arrangement in accordance with ASC 840 "Leases". Accordingly, assets under a capital lease are stated as assets of the Group on the basis of ordinary purchase prices (without the financing component), and depreciated according to the usual depreciation rates applicable to such assets. The lease payments payable in forthcoming years, net of the interest component included in them, are included in liabilities. The interest in respect of such amounts is accrued on a current basis and is charged to earnings.

i.	Intangible assets:

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

Years

Technology	7.9
Customer relationships	6.8
Marketing rights and patents	12.1
Backlog	1.0

As for the impairment loss related to Wavestream's technology recorded in 2012, see note 1c.

Regarding the Company's accounting policy for impairment of intangible assets see note 2k.

j.	Goodwill:

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

In 2014 and 2013, no impairment losses were identified.

As for the goodwill impairment loss recorded in 2012, see note 1c and note 6.

k.	Impairment of long-lived assets and long-lived assets to be disposed of:

The Group's long-lived assets are reviewed for impairment in accordance with ASC 360, "Property, Plant and Equipment" ("ASC 360"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. Such measurement includes significant estimates. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. However, the carrying amount of a group of assets is not to be reduced below its fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. (See also note 2i).

In 2014 and 2013, no impairment losses were identified.

As for the impairment loss related to Wavestream's technology recorded in 2012, see note 1c.

l.	Contingencies

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

Revenue from product sales is recognized in accordance with SEC Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition" ("SAB No. 104"), when delivery has occurred, persuasive evidence of an agreement exists, the vendor's fee is fixed or determinable, no further obligation exists and collectability is probable. When significant acceptance provisions are included in the arrangement revenues are deferred until the acceptance occurs. Generally, the Group does not grant rights of return. Service revenues are recognized ratably over the period of the contract or as services are performed, as applicable.

The Company has adopted Accounting Standards Update (''ASU'') No. 2009-13, ''Multiple-Deliverable Revenue Arrangements'' (''ASU 2009-13'') as of the beginning of fiscal 2011 on a prospective basis for new and materially modified transaction originating after January 1, 2011.

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

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-          SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenues from contracts under which the Group provides construction or production of products ("Production-Type Contracts") which are significantly customized to the buyer's specifications are recognized in accordance with ASC 605-35, "Construction-Type and Production-Type Contracts". In Production-Type Contracts under which units of a basic product in a continuous or sequential production process are produced, revenues are recognized based on the units-of-delivery method, recognizing revenue for each unit on the date that unit is delivered. In other Production-Type Contracts, which require significant construction and customization to the customer's specifications, revenues are recognized using the percentage-of-completion method of accounting based on the input measure by using the ratio of costs related to construction performance incurred to the total estimated amount of such costs. The amount of revenue recognized is based on the total fees under the arrangement and the percentage of completion achieved. Provisions for estimated losses on uncompleted contracts, if any, are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contact.

Deferred revenue and advances from customers represent amounts received by the Group when the criteria for revenue recognition as described above are not met and are included in "Other current liabilities" and "Other long-term liabilities". When deferred revenue is recognized as revenue, the associated deferred charges are also recognized as cost of sales.

n.
Shipping and advertising expenses:

Selling and marketing expenses include shipping expenses in the amounts of $ 2,685, $ 4,047 and $ 3,808 for the years ended December 31, 2014, 2013 and 2012, respectively.

Advertising costs are expensed as incurred. Advertising expenses amounted to $ 273, $ 412 and $ 479 for the years ended December 31, 2014, 2013 and 2012, respectively.

o.
Warranty costs:

Generally, the Group provides product warranties for periods between twelve to eighteen months at no extra charge. A provision is recorded for estimated warranty costs based on the Group's experience. Warranty expenses for the years ended December 31, 2014, 2013 and 2012 were immaterial.

p.	Research and development expenses, net: Research and development expenses, net of grants received, are charged to expenses as incurred.

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

Research and development grants deducted from research and development expenses amounted to $ 2,477, $ 1,591 and $ 3,055 in the years ended December 31, 2014, 2013 and 2012, respectively.

r.	Accounting for stock-based compensation:

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

The Group recognizes compensation expenses for the value of its awards, based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

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

The Group accounts for uncertain tax position in accordance with ASC 740-10, "Income Taxes" ("ASC 740-10"). ASC 740-10 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. ASC 740-10 utilizes a two-step approach for evaluating tax positions.

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

t.	Concentrations of credit risks:

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents, short-term and long-term restricted cash, short-term restricted cash held by trustees, trade receivables, long-term trade receivables and foreign currency derivative contracts (See also note 8).

The majority of the Group's cash and cash equivalents, and short-term and long-term restricted cash are invested in dollars with major banks in Israel and in the United States. Generally, these cash equivalents may be redeemed upon demand and, therefore management believes that they bear lower risk.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-          SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Group also has restricted cash held by trustees, which is invested in Colombian Pesos with major banks in Colombia. As of December 31, 2014, restricted cash held by the trustees amounted to $ 15,441. The Group is entitled to receive the restricted cash held by the trustee in stages based upon operational milestones. The cash held in the trusts is reflected in the Company's balance sheet as "Restricted cash held by trustees".

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

u.	Employee related benefits: Severance pay:

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

Severance pay expenses for the years ended December 31, 2014, 2013 and 2012, amounted to approximately $ 2,652, $ 2,881 and $ 2,802, respectively.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-          SIGNIFICANT ACCOUNTING POLICIES (Cont.)

401K profit sharing plans:

The Group has a number of savings plans in the United States that qualify under Section 401(k) of the Internal Revenue Code. U.S employees may contribute up to 100% of their pretax salary, but not more than statutory limits. Generally, the Group contributes one dollar for each dollar a participant contributes in this plan, in an amount of up to 3% of salary and in addition, in some plans, it contributes fifty cents for each dollar a participant contributes in this plan, for an additional 3%. Matching contributions for all the plans were approximately $ 311, $ 317 and $ 351 for the years ended 2014, 2013 and 2012, respectively. Matching contributions are invested in proportion to each participant's voluntary contributions in the investment options provided under the plan.

v.	Fair value of financial instruments:

The Group applies ASC 820, "Fair Value Measurements and Disclosures" (“ASC 820”). Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Group uses various valuation approaches. ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Group. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.
The hierarchy is broken down into three levels based on the inputs as follows:

Level 1 -
Valuations based on quoted prices in active markets for identical assets that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2 -	Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 -	Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-          SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The availability of observable inputs can vary from investment to investment and is affected by a wide variety of factors, including, for example, the type of investment, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment and the investments are categorized as Level 3.

The carrying amounts of cash and cash equivalents, restricted cash, trade receivable, other current assets, trade payable, accrued expenses and other current liabilities approximate fair value due to the short-term maturities of such instruments.

w.
Restructuring Costs:

During the fourth quarters of 2013 and 2012, the Company initiated restructuring plans to improve its operating efficiency at its various operating sites and to reduce its operating expenses. The Company has accounted for the restructuring plan in accordance with ASC 420, "Exit or Disposal Cost Obligations". (See also note 10).

x.	Net loss per share:

Basic net loss per share is computed based on the weighted average number of Ordinary shares outstanding during each period. Diluted net loss per share is computed based on the weighted average number of Ordinary shares outstanding during each period, plus dilutive potential Ordinary shares considered outstanding during the period, in accordance with ASC 260, "Earning per Share" ("ASC 260"). The total weighted average number of shares related to the outstanding options excluded from the calculations of diluted net loss per share, as they would have been anti-dilutive, was 5,546,082, 6,832,576 and 6,833,367 for the years ended December 31, 2014, 2013 and 2012, respectively.

The following table sets forth the computation of basic and diluted net loss per share:

1.	Numerator:

	Year ended December 31,
	2014	2013	2012
Numerator for basic and diluted net loss per share -
Net loss available to holders of Ordinary shares:
From continuing operations	$(701)	$(9,577)	$(20,922)
From discontinued operations	(795)	(8,320)	(2,270)

	(1,496)	(17,897)	(23,192)

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-          SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.	Denominator (number of shares in thousands):
	Year ended December 31,
	2014	2013	2012

Denominator for basic net loss per share -
Weighted average number of shares	42,444	41,961	41,410
Add-employee stock options and convertible subordinated notes	*) -	*) -	*) -

Denominator for diluted net loss per share - adjusted weighted average shares assuming exercise of options	42,444	41,961	41,410

*)	Anti-dilutive.

y.	Derivatives and hedging activities:

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

The Company measured the fair value of the forward contracts in accordance with ASC 820 (classified as level 2).

The Company's subsidiary entered into forward contracts in order to hedge the exposure to variability in expected future cash flows resulting from changes in related foreign currency exchange rates. As of December 31, 2014 and 2013, the fair value of the outstanding assets (liabilities) forward contracts that did not meet the requirement for hedge accounting was $ 1,949 and $ 0, respectively.

The Company entered into forward contracts to hedge against the risk of changes in future cash flow from payments of payroll and related expenses denominated in Israeli Shekels. As of December 31, 2014 and 2013, the fair value of the outstanding assets (liabilities) forward contracts that did met the requirement for cash flow hedge accounting was $ (806) and $ 0, respectively.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-          SIGNIFICANT ACCOUNTING POLICIES (Cont.)

z.	Comprehensive income (loss):

The Company accounts for comprehensive income in accordance with ASC No. 220, "Comprehensive Income". Comprehensive income (loss) generally represents all changes in shareholders' equity during the period except those resulting from investments by, or distributions to, shareholders. The Company determined that its items of other comprehensive income (loss) relate to unrealized gains and losses on hedging derivative instruments and foreign currency translation adjustments.

The following table shows the components of Accumulated other comprehensive income, as of December 31, 2014:

	Year ended December 31, 2014
	Foreign currency translation adjustments	Unrealized gains (losses) on cash flow hedges	Total

Beginning balance	$1,591	$-	$1,591
Other comprehensive income (loss) before reclassifications	(2,205)	(1,791)	(3,996)
Amounts reclassified from accumulated other comprehensive income	-	985	985

Net current-period other comprehensive loss	(2,205)	(806)	(3,011)

Ending balance	$(614)	$(806)	$(1,420)

aa.	Impact of recently issued accounting pronouncements:

In May 2014, Financial Accounting Standards Board ("FASB") issued ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)", a comprehensive new revenue recognition standard that will supersede existing revenue guidance under US GAAP and IFRS ("ASU 2014-09"). ASU 2014-09's core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. ASU 2014-09 is effective for annual periods beginning after December 15, 2016, including interim periods within that period. Early adoption is not permitted under US GAAP. The Company is currently evaluating the method of adoption, as well as the effect that adoption of this ASU will have on its consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:-	INVENTORIES

a.	Inventories are comprised of the following:

	December 31,
	2014	2013

Raw materials, parts and supplies	$8,130	$5,364
Work in progress	5,477	5,036
Finished products	11,505	16,741

	$25,112	$27,141

b.	Inventory write-offs totaled $ 1,002, $ 2,080 and $ 1,332 in 2014, 2013 and 2012, respectively.

NOTE 4:-	PROPERTY AND EQUIPMENT, NET

a.	Composition of property and equipment, grouped by major classifications, is as follows:

	December 31,
	2014	2013
Cost:

Buildings and land	$93,094	$92,267
Computers, software and electronic equipment	67,874	63,290
Equipment leased to others	75,606	63,128
Office furniture and equipment	7,823	8,524
Vehicles	455	506
Leasehold improvements	2,747	2,671

	247,599	230,386
Accumulated depreciation *)	156,706	145,017

Depreciated cost	$90,893	$85,369

*)	The accumulated depreciation of equipment leased to others as of December 31, 2014 and 2013 is $ 63,956 and $ 58,623, respectively.

b.	Depreciation expenses totaled $ 10,091, $ 9,162 and $ 8,554 in 2014, 2013 and 2012, respectively.

c.
At December 31, 2014 and 2013, property and equipment under capital leases consisted of assets with a depreciated cost of $ 1,095 and $ 0, respectively. Depreciation of property and equipment under capital leases totaled $ 110, $ 0 and $ 0 for the years ended December 31, 2014, 2013 and 2012, respectively.

d.	As for pledges and securities, see also note 12d.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5:-	INTANGIBLE ASSETS, NET

a.	Composition of intangible assets, grouped by major classifications, is as follows:

	December 31,
	2014	2013
Original amounts:

Technology	$42,504	$42,504
Customer relationships	4,466	4,466
Marketing rights and patents	3,421	3,421
Backlog	432	432

	50,823	50,823
Accumulated amortization:

Technology	23,299	18,321
Customer relationships	2,795	2,133
Marketing rights and patents	1,327	1,107
Backlog	432	432

	27,853	21,993

	$22,970	$28,830

b.	Amortization expenses amounted to $ 5,860, $ 8,397 and $ 10,118 for the years ended December 31, 2014, 2013 and 2012, respectively.

c.	Estimated amortization expenses for the following years is as follows:

Year ending December 31,

2015	$5,816
2016	5,771
2017	5,674
2018	3,275
2019	911
2020 and thereafter	1,523

$22,970

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6:-	GOODWILL

	December 31,
	2014	2013	2012

Goodwill	$105,647	$105,647	$105,647
Accumulated impairment losses *)	(41,777)	(41,777)	(41,777)

	$63,870	$63,870	$63,870

*)	During the year ended December 31, 2012, the Company recorded an impairment loss of $ 23,931.

NOTE 7:-	COMMITMENTS AND CONTINGENCIES

a.	Lease commitments:

Minimum lease commitments of certain subsidiaries under non-cancelable operating lease agreements with respect to premises occupied by them, at rates in effect subsequent to December 31, 2014, are as follows:

Lease
Year ending December 31,	Commitments

2015	$1,779
2016	1,404
2017	583
2018	210
2019 and after	84

$4,060

Rent expenses during the years ended December 31, 2014, 2013 and 2012 were $ 2,966, $ 2,349 and $ 2,501, respectively.

Some of the Group's lease agreements do not include renewal options.

b.	Commitments with respect to space segment services:

Future minimum payments due for space segment services to be rendered subsequent to December 31, 2014, are as follows:

Year ending December 31,

2015	$7,152
2016	6,716
2017*)	3,645

$17,513

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:-	COMMITMENTS AND CONTINGENCIES (Cont.)

Space segment services expenses totaled $ 7,913, $ 10,352 and $ 12,932 in 2014, 2013 and 2012, respectively.

*)	The Group does not have any commitments with respect to space segments after 2017.

c.
In 2014 and 2013, the Company's primary material purchase commitments were with inventory suppliers. The Company's material inventory purchase commitments are based on purchase orders, or on outstanding agreements with some of the Company's suppliers of inventory. As of December 31, 2014 and 2013, the Company's major outstanding inventory purchase commitments amounted to $ 29,747 and $ 28,134, respectively, all of which were orders placed or commitments made in the ordinary course of its business. As of December 31, 2014 and 2013, $ 2,774 and $ 7,255, respectively, of these orders and commitments, were from suppliers which can be considered sole or limited in number.

d.	Royalty commitments:

1.
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

As of December 31, 2014 and 2013, the Company had a contingent liability to pay royalties in the amount of approximately $ 744 and $ 96, respectively.

The Company did not pay or accrue any amounts for such royalties during the years ended December 31, 2014, 2013 and 2012.

2.
Research and development projects undertaken by the Company were partially financed by the Binational Industrial Research and Development Fund ("BIRD") Foundation. The Company is committed to pay royalties to the BIRD Foundation at a rate of 5% of sales proceeds generating from projects for which the BIRD Foundation provided funding up to 150% of the sum financed by the BIRD Foundation.

The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required.

As of December 31, 2014 and 2013, the Company had a contingent liability to pay royalties in the amount of approximately $ 85 and $ 0, respectively.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:-	COMMITMENTS AND CONTINGENCIES (Cont.)

The Company did not pay or accrue any amounts for such royalties during the years ended December 31, 2014, 2013 and 2012.

e.	Legal and tax contingencies:

1.
In 2003, the Brazilian tax authority filed a claim against the Company's subsidiary in Brazil (an inactive company), for the payment of taxes allegedly due by the subsidiary in the amount of approximately $ 4,000. In January 2004 and December 2005, the subsidiary filed its administrative defense, which was denied by the first and second level Brazilian courts, respectively.  In September 2006, our subsidiary filed an annulment action seeking judicial cancellation of the claim. In May 2009, the subsidiary received notice of the court's first level decision, which cancelled a significant portion of the claim, but upheld two items of the assessment. Under this decision, the subsidiary's principal liability was reduced to approximately $ 1,500. This decision was appealed by both the subsidiary and the Brazilian tax authorities.

In June 2012, the São Paulo Court of Appeals ruled against the subsidiary, which is an inactive company, accepting the claims of the tax authorities. In September 2012, the subsidiary filed an appeal to the Brazilian Superior Court of Justice and to the Brazilian Supreme Court.   In October 2014, the appeals were not admitted by the São Paulo Court of Appeals and the Company's subsidiary filed appeals on such decision, which are pending. Based on external counsel's opinion, the Company believes that it has a reasonable chance of success to reverse the ruling of the São Paulo Court of Appeals. Accordingly, as of December 31, 2014, the Company’s inactive subsidiary faces a tax exposure of approximately $ 10,353, including interest, penalties, legal fees and exchange rate differences. The Brazilian tax authorities issued a foreclosure certificate against the subsidiary and certain of its former managers and representatives and decided that these individuals should be summoned to appear in court. Based on the Company’s Brazilian external counsel's opinion, the Company believes that the inclusion of any additional co-obligors in the tax foreclosure certificate should be barred due to the applicable statute of limitations. Based on such opinion of counsel, the Company believes that the foreclosure procedures legally cannot be redirected to other Group entities and managers who have not been cited in the foreclosure certificate. Accordingly, the chances that such redirection will lead to a loss recognition are remote.

2.
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

3.
The Group has accrued $ 3,441 and $ 7,888 as of December 31, 2014 and 2013, respectively, for the expected implications of such legal and tax contingencies. These accruals are comprised of $ 2,689 and $ 6,857 of tax related accruals and $ 752 and $ 1,031 of legal and other accruals as of December 31, 2014 and 2013, respectively. The accruals related to tax contingencies have been assessed by the Group's management based on the advice of outside legal and tax advisers. The total estimated exposure for the aforementioned tax related accruals is $ 12,053 and $ 22,540 as of December 31, 2014 and 2013, respectively. The estimated exposure for legal and other related accruals is $ 2,472 and $ 2,902 as of December 31, 2014 and 2013, respectively.

In 2014 the Company's subsidiary joined a federal tax amnesty program in Brazil ("Refis"). The Refis program allows companies to pay reduced amounts of interest and fines, or none at all, in order to settle their open tax cases (direct and indirect taxes). The subsidiary paid approximately $ 2,059 under the Refis program. The Company reversed accruals which it recorded previously in its books for some of these claims and therefore recorded income of approximately $ 619 in general and administrative expenses, $ 1,811 in financial income and an expense of $ 315 in tax expenses.

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

f.	Pledges and securities - see note 12d.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:-	COMMITMENTS AND CONTINGENCIES (Cont.)

g.	Guarantees:

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

As of December 31, 2014, the aggregate amount of bank guarantees outstanding in order to secure the Group's various performance obligations was $ 35,850, including an aggregate of $ 26,779 on behalf of the subsidiary in Peru. The Group has $ 13,503 of restricted cash as collateral for these guarantees.

In order to guarantee the Group's performance obligations for its activities in Colombia, the Group secured insurance from a Colombian insurance company. The Group has provided the insurance company with various corporate guarantees, guaranteeing the Group's performance and its employee salary and benefit costs of approximately $ 18,205 and $ 3,958, respectively.

In accordance with ASC 460, "Guarantees" ("ASC 460"), as the guarantees above are performance guarantees for the Group's own performance, such guarantees are excluded from the scope of ASC 460. The Group has not recorded any liability for such amounts, since the Group expects that its performance will be acceptable. To date, no guarantees have ever been exercised against the Group.

NOTE 8:-	DERIVATIVE INSTRUMENTS

To protect against changes in value of forecasted foreign currency cash flows resulting from salaries and related  payments that are denominated in NIS, the Company has entered into foreign currency forward contracts. These contracts are designated as cash flows hedges, as defined by ASC 815, as amended, and are considered highly effective as hedges of these expenses.

During the years ended December 31, 2014, 2013 and 2012, the Company recognized net income (loss) related to the effective portion of its hedging instruments. The effective portion of the hedged instruments has been included as an offset (addition) of payroll expenses and other operating expenses in the statement of operations in the following line items:

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:-	DERIVATIVE INSTRUMENTS (Cont.)

	December 31,
	2014	2013	2012

Cost of revenues of products	$(107)	$339	$(89)
Cost of revenues of services	(413)	148	(90)
Research and development, net	-	717	(285)
Selling and marketing	(166)	297	(106)
General and administrative	(201)	402	(153)

	$(887)	$1,903	$(723)

The ineffective portion of the hedged instrument which was recorded during the years ended December 31, 2014, 2013 and 2012, was immaterial and has been recorded as financial income (loss).

The Company's subsidiary entered into forward contracts in order to hedge the exposure to variability in expected future cash flows resulting from changes in related foreign currency exchange rates. These contracts did not meet the requirement for hedge accounting. The amount recorded as financial income related to these contracts in 2014, 2013 and 2012 was $1,949, $0 and $0, respectively.

NOTE 9:-	EQUITY

a.	Share capital: Ordinary shares confer upon their holders voting rights, the right to receive cash dividends and the right to share in excess assets upon liquidation of the Company.

b.	Stock Option Plans:

Description of Plans

The Company had three stock option plans, the 2003 Stock Option and Incentive Plans and the 2005 and 2008 Stock Incentive Plans (the "Plans").

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

In October 2008, the compensation stock option committee of the Company's Board of Directors approved the adoption of a new plan, the 2008 Plan with 1,000,000 shares or stock options available for grant and a sub-plan to enable qualified optionees certain tax benefits under the Israeli Income Tax Ordinance. Among the incentives that may be adopted are share options, performance share awards, performance share unit awards, restricted shares, restricted share unit awards and other stock-based awards. In October 2010 and April 2012 the Company's Board of Directors approved, in aggregate, a 3,000,000 shares increase in the number of shares or stock options available for grant under the 2008 Plan to a total of 4,000,000 shares available for future grants. As of December 31, 2014, an aggregate of 309,233 shares of the Company are still available for future grants under the 2008 Plan.

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

Options granted to Employees and Non-employees

The fair value of the Company's stock options granted to employees for the years ended December 31, 2014, 2013 and 2012 was estimated using the following weighted average assumptions:

	Year ended December 31,
	2014	2013	2012

Risk free interest	1.63%	0.90%	0.68%
Dividend yields	0%	0%	0%
Volatility	36%	46%	45%
Expected term (in years)	4.8	5	5

No options were granted to non-employees during the years ended December 31, 2014 and December 31, 2013. The fair value of the Company's stock options granted to non-employees for the year ended December 31, 2012 was estimated using the following weighted average assumptions: risk free interest of 0.79%, dividend yield of 0%, volatility of 45% and expected term of 6.0 years.

A summary of employee option balances under the Plans as of December 31, 2014 and changes during the year ended December 31, 2014 are as follows:

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value (in thousands)

Outstanding at January 1, 2014	5,374,000	$5.0	2.7	$2,122
Granted	600,000	$5.2
Exercised	(272,000)	$4.0
Expired	(21,750)	$6.5
Forfeited	(1,248,867)	$5.2

Outstanding at December 31, 2014	4,431,383	$5.0	2.2	$1,405

Exercisable at December 31, 2014	3,357,465	$5.2	1.5	$807

Vested and expected to vest at December 31, 2014	4,339,522	$5.0	2.4	$1,383

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:-	EQUITY (Cont.)

A summary of employee option balances under the Plans as of December 31, 2013 and 2012 and changes during the years ended on those dates are as follows:

	Year ended December 31,
	2013		2012
	Number of options	Weighted- average exercise price	Number of options	Weighted- average exercise price

Options outstanding at beginning of year	5,879,798	$5.0	4,996,438	$5.5
Granted	40,000	$5.3	1,150,000	$3.4
Exercised	(154,498)	$4.2	(56,000)	$4.1
Expired	(151,900)	$5.0	(8,938)	$77.6
Forfeited	(239,400)	$6.0	(201,702)	$5.7

Options outstanding at end of year	5,374,000	$5.0	5,879,798	$5.0

Options exercisable at end of year	4,097,913	$5.4	4,150,546	$5.6

A summary of non-employee option balances under the Plans as of December 31, 2014 and changes during the year ended December 31, 2014 are as follows:

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value (in thousands)

Outstanding at January 1, 2013	35,000	$4.1	4.1	$34
Granted	-
Exercised	-
Expired	-
Forfeited	-

Outstanding at December 31, 2014	35,000	$4.1	3.1	$33

Exercisable at December 31, 2014	23,000	$4.7	2.9	$13

Vested and expected to vest at December 31, 2014	31,700	$4.3	3.1	$28

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:-	EQUITY (Cont.)

A summary of non-employee option balances under the Plans as of December 31, 2013 and 2012 and changes during the years ended on those dates are as follows:

	Year ended December 31,
	2013		2012
	Number of options	Weighted- average exercise price	Number of options	Weighted- average exercise price

Options outstanding at beginning of year	35,000	$4.1	365,000	$6.0
Granted	-		20,000	$3.0
Exercised	-		-	-
Expired	-		-	-
Forfeited	-		(350,000)	$6.0

Options outstanding at end of year	35,000	$4.1	35,000	$4.1

Options exercisable at end of year	14,625	$5.1	7,125	$5.7

The weighted-average grant-date fair value of options granted to employees during the years ended December 31, 2014, 2013 and 2012 was $1.51, $ 2.17 and $ 1.36, respectively. The weighted-average grant-date fair value of options granted to non-employees during the year ended December 31, 2012 was $ 1.24. The aggregate intrinsic value in the tables above represents the total intrinsic value (the difference between the Company's closing stock price on the last trading day of the year 2014 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2014. These amounts change based on the fair market value of the Company's stock. Total intrinsic value of options exercised for the years ended December 31, 2014, 2013 and 2012 was approximately $ 247, $ 201, $ 65 and nil, respectively.

Total grant-date fair value of options and RSUs granted to employees that vested during the years ended December 31, 2014, 2013 and 2012 was approximately $ 1,973, $ 1,747 and $ 1,867, respectively.

Total grant-date fair value of options and RSUs granted to non-employees that vested during the years ended December 31, 2014, 2013 and 2012 was approximately $ 63, $ 62 and $ 134, respectively.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:-	EQUITY (Cont.)

The outstanding and exercisable options granted to employees under the Plans as of December 31, 2014, have been separated into ranges of exercise price as follows:

	Options	Weighted-		Options	Weighted- average
	outstanding	average	Weighted	exercisable	exercise
Ranges of	as of	remaining	Average	as of	price of
Exercise	December 31,	contractual	Exercise	December 31,	exercisable
Price	2014	life (years)	Price	2014	options

$3.00-4.00	1,258,000	2.4	$3.6	803,500	$3.7
$4.54-6.77	3,163,383	2.1	$5.6	2,543,965	$5.7
$8.10	10,000	1.6	$8.1	10,000	$8.1

	4,431,383	2.2	5.0	3,357,465	5.2

The outstanding and exercisable options granted to non-employees under the Plans as of December 31, 2014, have been separated into ranges of exercise price as follows:

Range of Exercise Price	Options Outstanding as of December 31, 2014	Weighted- average remaining contractual life (years)	Weighted- Average Exercise Price	Options exercisable as of December 31, 2014	Weighted- average exercise price of exercisable options
$3.00-5.65	35,000	3.1	4.1	23,000	4.7

Restricted Share Units ("RSUs") granted to Employees and Non-employees

The fair value of RSUs is estimated based on the market value of the Company's stock on the date of the award.

During 2014, 2013 and 2012, the Company granted 0, 47,000 and 1,112,500 RSUs, respectively. The entitlement to these RSUs vests over a four-year period (15%, 25%, 30% and 30% each year, respectively) in quarterly or in annual trenches. The following table summarizes information regarding the number of RSUs issued and outstanding as of December 31, 2014, 2013 and 2012 and changes during the years ended on those dates:

Employees:

	Year ended December 31,
	2014		2013		2012
	Number of RSUs	Weighted- average grant date fair value	Number of RSUs	Weighted- average grant date fair value	Number of RSUs	Weighted- average grant date fair value

RSUs outstanding at the beginning of the year	991,276	$4.1	1,348,452	$4.1	846,147	$4.2
Granted	-		47,000	$5.8	1,112,500	$3.9
Vested	(323,650)	$4.1	(262,426)	$4.3	(445,731)	$3.4
Forfeited	(96,001)	$4.1	(141,750)	$4.3	(164,464)	$5.1

RSUs outstanding at the end of the year	571,625	$4.1	991,276	$4.1	1,348,452	$4.1

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:-	EQUITY (Cont.)

Non-employees:
	Year ended December 31,
	2014		2013		2012
	Number of RSUs	Weighted- average grant date fair value	Number of RSUs	Weighted- average grant date fair value	Number of RSUs	Weighted- average grant date fair value

RSUs outstanding at the beginning of the year	10,500	$5.2	19,250	$5.2	32,250	$4.7
Granted	-	-	-	-	-	$-
Vested	(9,000)	$5.2	(8,750)	$5.2	(13,000)	$4.0
Forfeited	-	-	-	-	-	-

RSUs outstanding at the end of the year	1,500	$5.2	10,500	$5.2	19,250	$5.2

Additional Stock-based Compensation Data

As of December 31, 2014, there was approximately $ 3,250 of unrecognized compensation costs related to non-vested stock-based compensation arrangements granted to employees under the Plans and approximately $ 19 of unrecognized compensation costs related to non-vested stock-based compensation arrangements granted to non-employees under the Plans. The cost related to employees is expected to be recognized over a weighted-average period of 1.06 years and the cost related to non-employees is expected to be recognized over the weighted-average period of 0.90 year.

c.
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

d.
In May 2014, the Company approved the grant of 50,000 stock options to a new director at an exercise price of $ 5.24 per share. These options vest ratably, each quarter, over a three-year period. The fair value of these options was estimated at $ 73, using the Black-Scholes option-pricing valuation model which is expected to be recognized over a weighted-average period of 1.63 years starting from the grant date. This grant is included in the above tables as employee grants.

e.
In July 2014, the Company approved the grant of 250,000 stock options to its Chairman of the Board of Directors at an exercise price of $ 5.06 per share. These options vest ratably, each quarter, over a four-year period. The fair value of these options was estimated at $ 345, using the Black-Scholes option-pricing valuation model which is expected to be recognized over a weighted-average period of 2.01 years starting from the grant date. This grant is included in the above tables as employee grants.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:-	EQUITY (Cont.)

f.
In December 2014, the Company approved the grant of 100,000 stock options to two new directors at exercise prices of $ 5.15 and $ 5.13 per share. These options vest ratably, each quarter, over a three-year period. The fair value of these options was estimated at $ 125, using the Black-Scholes option-pricing valuation model which is expected to be recognized over a weighted-average period of 1.63 years starting from the grant date. These grants are included in the above tables as employee grants.

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

During the fourth quarters of 2013 and 2012, the Company initiated restructuring plans to improve its operating efficiency at its various operating sites and to reduce its operating expenses. As a result of the restructuring plans the Company recognized $ 564 and $ 315 of employee contract termination costs on its statement of operations included at "Restructuring costs" for the years ended December 31, 2013 and 2012, respectively. The restructuring expenses for the 2012 and 2013 plans were fully paid in 2013 and 2014, respectively.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	TAXES ON INCOME

a.	Accounting for uncertainty in income taxes:

Interest associated with uncertain tax positions are classified as financial expenses in the financial statements and penalties as general and administrative expenses.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	December 31,
	2014	2013

Balance at beginning of year	$4,752	$4,548
Reductions for prior years' tax position	(3,571)	(234)
Additions for current year's tax position	36	438

Balance at the end of year	$1,214	$4,752

The unrecognized tax benefits include accrued penalties and interest of $ 263 and $ 2,604 at December 31, 2014 and 2013, respectively. During the years ended December 31, 2014, and 2013, the Group recorded income of $ 2,290 and $ 61 for penalties and interest, respectively.  The unrecognized tax benefits as of December 31, 2014 and 2013 would, if recognized, reduce the annual effective tax rate.

The Group does not expect a reversal of unrecognized tax benefits in the next 12 months.

The Company and its subsidiaries file income tax returns in Israel and in other jurisdictions of its subsidiaries. As of December 31, 2014, the tax returns of the Company and its main subsidiaries are open to examination by the tax authorities for the tax years 2006 through 2013.

b.	Corporate tax rates:

Generally, income of Israeli companies is subject to corporate tax. The Israeli corporate tax rate was 26.5% for tax year 2014 and 25% for years 2013 and 2012.

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

The duration of tax benefits is subject to a limitation of the earlier of 7-10 years from the Commencement Year, or 12 years from the first day of the Year of Election. The period of benefits of the Benefitted Enterprise will expire in 2017 and in 2023. As of December 31, 2014, the Company did not generate income under the provisions of the Amendment.

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

As of December 31, 2014, the Company had operating loss carry forwards for Israeli income tax purposes of approximately $ 69,000, which may be offset indefinitely against future taxable income.

The Company's U.S. subsidiaries had carryforward tax losses of approximately $ 28,000 as of December 31, 2014. Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of Internal Revenue Code of 1986 and similar state provisions. The annual limitations may result in the expiration of net operating loss before utilization. In the U.S, carryforward tax losses can be utilized within 20 years.

The Group has carryforward tax losses relating to other subsidiaries in Europe and Latin America of approximately $ 6,500 and $ 18,000, as of December 31, 2014 respectively.

f.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Groups' deferred tax liabilities and assets are as follows:

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	TAXES ON INCOME (Cont.)

		December 31,
		2014	2013
1.	Provided in respect of the following:

	Carryforward tax losses	$26,274	$44,694
	Temporary differences relating to property, equipment and intangibles	2,501	1,207
	Other	8,517	8,039

	Gross deferred tax assets	37,292	53,940

	Valuation allowance	(30,120)	(44,901)

	Net deferred tax assets	7,172	9,039

	Gross deferred tax liabilities
	Temporary differences relating to property, equipment and intangibles	(7,103)	(8,966)
	Other	-	(7)

		$(7,103)	$(8,973)

	Net deferred tax assets (liabilities)	$69	$66

	Domestic	$-	$-
	Foreign	69	66

		$69	$66
2.	Deferred taxes are included in the consolidated balance sheets, as follows:

	Current assets	$69	$66

		$69	$66

3.
As of December 31, 2014, the Group decreased the valuation allowance by approximately $ 14,781, resulting from changes in other temporary differences and from carryforward tax losses, mainly forfeiture of carryforward tax losses. The Company provided valuation allowance for a significant portion of the deferred tax regarding the carryforwards losses and other temporary differences that management believes is not expected to be realized in the foreseeable future.

4.
The functional and reporting currency of the Company and certain of its subsidiaries is the dollar. The difference between the annual changes in the NIS/dollar exchange rate causes a further difference between taxable income and the income before taxes shown in the financial statements. In accordance with ASC 740-10, the Company has not provided deferred income taxes on the difference between the functional currency and the tax basis of assets and liabilities.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	TAXES ON INCOME (Cont.)

g.	Reconciling items between the statutory tax rate of the Company and the effective tax rate:

	Year ended December 31,
	2014	2013	2012
Income (loss) before taxes, as reported in the consolidated statements of operations	$1,200	$(10,332)	$(22,815)

Statutory tax rate	26.5%	25%	25%

Theoretical tax expenses (income) on the above amount at the Israeli statutory tax rate	$318	$(2,583)	$(5,704)
Currency differences	2,545	1,395	(713)
Tax adjustment in respect of different tax rates and "Approved Enterprise" status	1,425	3,041	(2,961)
Changes in valuation allowance	(14,781)	(17,580)	(4,567)
Taxes in respect of prior years	332	(68)	835
Stock compensation relating to options per ASC 718	471	364	331
Changes in valuation allowance related to capital gains	(222)	(2,067)	(713)
Forfeiture of carryforward tax losses	13,549	16,542	2,551
Wavestream goodwill impairment	-	-	8,831
Exempt revenues - subsidy	(2,561)	(1,089)	(798)
Nondeductible expenses and other differences	825	1,290	1,015

	$1,901	$(755)	$(1,893)

h.	Taxes on income included in the consolidated statements of operations:

	Year ended December 31,
	2014	2013	2012

Current year	$1,562	$2,046	$928
Prior years	332	(68)	835
Deferred income taxes	7	(2,733)	(3,656)

	$1,901	$(755)	$(1,893)

Domestic	$800	$648	$1,471
Foreign	1,101	(1,403)	(3,364)

	$1,901	$(755)	$(1,893)

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	TAXES ON INCOME (Cont.)

i.	Income (loss) before taxes on income from continuing operations:

	Year ended December 31,
	2014	2013	2012

Domestic	$(9,568)	$(14,021)	$1,644
Foreign	10,768	3,689	(24,459)

	$1,200	$(10,332)	$(22,815)

NOTE 12:-	SUPPLEMENTARY BALANCE SHEET INFORMATION

a.	Other current assets:

	December 31,
	2014	2013

VAT receivables	$2,755	$2,214
Prepaid expenses	1,707	2,512
Deferred charges	1,735	1,273
Tax receivables	843	596
Employees	215	58
Income receivable	858	332
Advance payments to suppliers	3,611	1,197
Short term deferred taxes	69	66
Financial instruments	1,949	-
Other	1,018	1,895

	$14,760	$10,143

b.	Short-term bank credit:

The following is classified by currency and interest rates:

	Weighted-average interest rate
	December 31,		December 31,
	2014	2013	2014	2013
	%
In dollar	2.43%	-	$15,857	$-

The Group has restricted cash of $ 12,500 as collateral for part of its short-term bank credit.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	SUPPLEMENTARY BALANCE SHEET INFORMATION (Cont.)

c.	Other current liabilities:

	December 31,
	2014	2013

Advances from customers	$2,940	$28,878
Payroll and related employee accruals	6,793	6,323
Deferred revenue	3,987	6,255
Provision for vacation pay	5,101	6,008
Derivative instruments	806	-
Government authorities	1,173	2,233
Other	727	4,969

	$21,527	$54,666

d.	Long-term loans:
		Interest rate for			December 31,
		2014	2013		2014	2013
	Linkage	%	%	Maturity

Loans from banks:
(a)	U.S.dollar	4.77%	4.77%	2012-2022	$28,000	$32,000
(b)	Euro	EURIBOR +2.75%	EURIBOR +2.75%	2001-2020	2,534	3,425
(c)	Euro	7.9%	7.9%	2012-2017	332	491

					30,866	35,916
Less - current maturities					4,595	4,665

					$26,271	$31,251

(a)
The Company entered into a loan agreement with an Israeli bank. The loan is secured by a floating charge on the assets of the Company, and is further secured by a fixed pledge (mortgage) on the Company's real estate in Israel. In addition, there are financial covenants associated with the loan. As of December 31, 2014 the Company is in compliance with these covenants.

(b)	A Dutch subsidiary of the Company entered into a mortgage and loan agreement with a German bank. The amount of the mortgage is collateralized by the subsidiary's facilities in Germany.

(c)	Raysat BG entered into a mortgage business loan with a Bulgarian bank. The amount of the mortgage is collateralized by Raysat BG building in Bulgaria.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	SUPPLEMENTARY BALANCE SHEET INFORMATION (Cont.)

e.	Long-term debt maturities for loans after December 31, 2014, are as follows:

Year ending December 31,

2015	$4,595
2016	4,604
2017	4,592
2018	4,486
2019	4,486
2020 and thereafter	8,103

$30,866

Interest expenses on the long-term loans amounted to $1,553, $ 1,854 and $ 2,153 for the years ended December 31, 2014, 2013 and 2012, respectively.

f.	Other long-term liabilities:

	December 31,
	2014	2013

Long-term tax accrual	$1,174	$4,274
Deferred revenue	32	76
Other	3,973	527

	$5,179	$4,877

NOTE 13:-	SELECTED STATEMENTS OF OPERATIONS DATA

a.	Allowance for doubtful accounts:

	Year ended December 31,
	2014	2013	2012

Balance at beginning of year	$3,179	$3,602	$3,525
Increase during the year	218	808	986
Amounts collected	(130)	(235)	(222)
Write-off of bad debts	(791)	(996)	(687)

Balance at the end of year	$2,476	$3,179	$3,602

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-	SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)

b.	Financial expenses, net:

	Year ended December 31,
	2014	2013	2012
Income:
Interest on cash equivalents, bank deposits and restricted cash	$288	$411	$689
Other	169	-	156

	457	411	845
Expenses:
Interest with respect to short-term bank credit and other	240	138	177
Interest with respect to long-term loans	1,553	1,854	2,153
Exchange rate differences	2,501	3,269	1,067
Other	-	1,389	880

	4,294	6,650	4,277

Total financial expenses, net	$(3,837)	$(6,239)	$(3,432)

c.	Other income:

	Year ended December 31,
	2014	2013	2012

Settlement agreements relating to the aborted Agreement and Plan of Merger	$-	$-	$2,727
Other	-	-	2

	$-	$-	$2,729

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-	CUSTOMERS, GEOGRAPHIC AND SEGMENT INFORMATION

The Group applies ASC 280, "Segment Reporting" ("ASC 280"). Segments are managed separately and can be described as follows:

Commencing in 2012, in accordance with the Company organizational changes instituted that year, the Company's business is managed and reported as three separate reportable segments, comprised of the Company's named Commercial, Mobility (previously named Defense) and Services Divisions:

•
Commercial Division - provides VSAT networks, satellite communication products, small cell solutions and associated professional services to service providers, satellite operators and Mobile Network Operators (MNOs) worldwide, including for high throughput satellites, or HTS, initiatives worldwide.

•
Mobility Division provides on-the-Move / on-the-Pause satellite communication products and solutions to system integrators, defense and homeland security organizations worldwide and also includes the operations of Wavestream Corporation, or Wavestream, our subsidiary, whose sales are primarily to system integrators, defense and homeland security organizations.

•	Service Division comprised of service businesses in Peru and Colombia, which offer rural telephony and Internet access solutions.

a.	Information on the reportable segments:

1.
The measurement of the reportable operating segments is based on the same accounting principles applied in these financial statements which includes certain corporate overhead allocations. During 2014, the Company revised the measurement of each segment, due to a new allocation of corporate overhead that was based on new key performance indicators determined by Company's management as reviewed by the Chief Operating Decision Maker (“CODM”). Applying the same method of corporate overhead allocations used in 2014 to the results of the year ended December 31, 2013 would result in an operating income (loss) of $ (2,292), $ (10,738) and $ 8,937 for the Commercial, Mobility and Services segments, respectively and would have no effect on the operating income of the segments in the year ended December 31, 2012.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-	CUSTOMERS, GEOGRAPHIC AND SEGMENT INFORMATION (Cont.)

2.	Financial data relating to reportable operating segments:

	Year ended December 31, 2014
	Commercial	Mobility	Services	Total

Revenues	130,306	54,817	50,010	235,133
Cost of Revenues	77,587	37,023	36,888	151,498

Gross profit	52,719	17,794	13,122	83,635

R&D expenses:
Expenses incurred	19,099	8,536	-	27,635
Less - grants	2,015	462	-	2,477

	17,084	8,074	-	25,158

Selling and marketing	23,401	7,809	1,327	32,537
General and administrative	7,808	5,961	7,134	20,903

Operating income (loss)	4,426	(4,050)	4,661	5,037
Financial expenses, net				(3,837)
Income before taxes				1,200
Taxes on income				1,901
Net loss from continuing operations				(701)
Net loss from discontinued operations				(795)
Net loss				(1,496)

Depreciation and amortization expenses	4,885	8,220	2,846	15,951

	Year ended December 31, 2013
	Commercial	Mobility	Services	Total

Revenues	141,576	48,211	45,079	234,866
Cost of Revenues	94,966	33,773	26,471	155,210

Gross profit	46,610	14,438	18,608	79,656

R&D expenses:
Expenses incurred	18,403	11,088	-	29,491
Less - grants	1,203	388	-	1,591

	17,200	10,700	-	27,900

Selling and marketing	22,759	8,139	1,316	32,214
General and administrative	9,973	7,744	5,354	23,071
Restructuring costs	406	158	-	564

Operating income (loss)	(3,728)	(12,303)	11,938	(4,093)
Financial expenses, net				(6,239)
Loss before taxes				(10,332)
Tax benefit				(755)
Net loss from continuing operations				(9,577)
Net loss from discontinued operations				(8,320)
Net loss				(17,897)

Depreciation and amortization expenses	4,996	8,469	4,094	17,559

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-	CUSTOMERS, GEOGRAPHIC AND SEGMENT INFORMATION (Cont.)

	Year ended December 31, 2012
	Commercial	Mobility	Services	Total

Revenues	158,882	55,371	57,313	271,566
Cost of Revenues	97,310	40,998	35,329	173,637

Gross profit	61,572	14,373	21,984	97,929

R&D expenses:
Expenses incurred	19,561	12,735	-	32,296
Less - grants	2,261	794	-	3,055

	17,300	11,941	-	29,241

Selling and marketing	24,184	9,128	1,676	34,988
General and administrative	11,221	4,940	7,457	23,618
Restructuring costs	219	96	-	315
Impairment of goodwill and intangible assets	-	31,879	-	31,879

Operating income (loss)	8,648	(43,611)	12,851	(22,112)
Financial expenses, net				(3,432)
Other income				2,729
Loss before taxes				(22,815)
Tax benefit				(1,893)
Net loss from continuing operations				(20,922)
Net loss from discontinued operations				(2,270)
Net loss				(23,192)

Depreciation and amortization expenses	4,960	9,723	3989	18,672

b.	Revenues by geographic areas:

Following is a summary of revenues by geographic areas. Revenues attributed to geographic areas, based on the location of the end customers and in accordance with ASC 280, are as follows:

	Year ended December 31,
	2014	2013	2012

South America and Central America	$110,825	$84,048	$115,190
Asia and Asia Pacific	51,983	91,616	84,482
North America	41,951	26,155	39,087
Europe	16,393	23,096	23,906
Africa	13,981	9,951	8,901

	$235,133	$234,866	$271,566

c.
During 2014, the Group did not have any customer generating revenues exceeding 10% of the Group's total revenues.

Revenues from a major Commercial Division customer located in Australia accounted for 21% of total consolidated revenues for the year ended December 31, 2013.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-	CUSTOMERS, GEOGRAPHIC AND SEGMENT INFORMATION (Cont.)

Revenues from two major customers located in Australia and in Latin America accounted for 17% (included in Commercial Division) and 13% (included in Services Division) of total consolidated revenues for the year ended December 31, 2012, respectively.

d.	The Group's long-lived assets are located as follows:

	December 31,
	2014	2013

Israel	$66,457	$68,527
Latin America	11,932	4,276
United States	1,999	1,936
Europe	9,486	9,453
Other	1,019	1,177

	$90,893	$85,369

NOTE 15:-	SUBSEQUENT EVENTS

In March 2015, the Company's subsidiary was awarded three Built, Operate and Transfer ("BOT") projects, valued at a total amount of approximately $285,000 from the Peruvian government (through its Telecommunications Investment Fund, or FITEL). These projects are for a total period of approximately 11 years. Accordingly, the Company expects to invest significant funds prior to receiving payment to cover such funds. The Company will be required to establish a Peruvian subsidiary and enter into final written agreements with respect to those projects.