Form 20-F
period 2015-12-31
GILAT SATELLITE NETWORKS LTD
filed 2016-03-22
CIK 897322

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

 44,333,047 Ordinary Shares, NIS 0.20 nominal value per share
(as of December 31, 2015)

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

Yes ☐    No ☒

This report on Form 20-F is being incorporated by reference into our Registration Statements on Form F-3 (Registration No. 333-195680) and the Registration Statements on Form S-8 (Registration Nos. 333-113932, 333-123410, 333-132649, 333-158476, 333-180552, 333-187021 and 333-204867).

INTRODUCTION

We are a leading global provider of end-to-end broadband satellite communication, or Satcom, network solutions and services. We design, manufacture and provide full network management and equipment for Satcom as well as professional services to satellite operators and service providers worldwide. The equipment consists of very small aperture terminals, or VSATs, solid-state power amplifiers, or SSPAs, block up converters, or BUCs, low-profile antennas and on-the-Move/on-the-Pause terminals. VSATs are earth-based terminals that transmit and receive broadband Internet, voice, data and video via satellite. VSAT networks have significant advantages over wireline and wireless networks, as VSATs can provide highly reliable, cost-effective, fast to deploy, end-to-end communications regardless of the number of sites or their geographic locations. We also provide satellite backhaul solutions for the cellular market. We also provide connectivity services, Internet access and telephony to enterprise, government and residential customers in Peru and Colombia over our own networks, which are built using our equipment and also over networks which we install mainly based on build, operate and transfer, or BOT, contracts. Additionally, we build telecommunication infrastructure typically using fiber-optic and wireless technologies for broadband connectivity.

In addition to developing and marketing Satcom equipment, we provide managed network and services through terrestrial and satellite networks. We have proven experience in delivering complex projects and services worldwide. We offer complete turnkey integrated solutions including:

•           fully managed Satcom services;

•           provision of satellite capacity;

•           remote network operation;

•           call center support;

•           hub and field operations; and

•           construction and installation of communication networks, typically on a BOT, contract basis.

We have a large installed base, having sold over 1.2 million VSAT units spanning approximately 90 countries, and currently have over 500 active networks.

We have 20 sales and support offices worldwide, four network operations centers, or NOCs, and five R&D centers. Our products are sold to communication service providers and operators which use VSATs to serve enterprise, government and residential users, to mobile network operators and to system integrators that use our technology. Our solutions and services are also sold to defense and homeland security organizations. In addition, we provide services directly to end-users in various market segments, including in certain countries in Latin America and also provide managed network services, such as in Australia, over a VSAT network owned by a third party.

We operate in three business segments, comprised of our Commercial, Mobility and Services divisions:

•           Commercial Division – provides VSAT networks, satellite communication products, small cell solutions and associated professional services and comprehensive turnkey solutions. Our customers are service providers, satellite operators, mobile network operators, or MNOs, telecommunication companies, or Telcos, and large enterprises worldwide. We focus on high throughput satellites, or HTS, opportunities worldwide and are driving meaningful partnerships with satellite operators to leverage our technology and breadth of services to deploy and operate the ground segment.

•           Mobility Division – provides on-the-Move/on-the-Pause satellite communication products and solutions to in flight connectivity, or IFC, service providers, system integrators, defense and homeland security organizations, as well as to other commercial entities worldwide. The division provides solutions on land, sea and air, while placing major focus on the high-growth market of commercial IFC, with its unique leading technology. In addition, the division includes the operations of our Wavestream Corporation subsidiary, or Wavestream, whose sales are primarily to IFC integrators as well as defense integrators.

•           Services Division – provides managed network and services for rural broadband access via its subsidiaries in Peru and Colombia. Our connectivity solutions have been implemented in large and national scale projects. Gilat’s terrestrial and satellite networks provide Internet and telephony services to thousands of rural communities and schools worldwide. Our turnkey solutions start with supplying network infrastructure, continue through ensuring high-quality, reliable connectivity and include full network support and maintenance, as well as support for applications that run on the installed network.

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

The marks “Gilat®”, “SkyEdge®,”  ”Wavestream®”, “AeroStream™”,  “Raysat™”, “SatTrooperTM” , “SatRangerTM” and “Spatial AdvantEdge™” and other marks appearing in this annual report on Form 20-F marked with “® “ or “™” are trademarks of our company and its subsidiaries.  Other trademarks appearing in this Annual Report on Form 20-F are owned by their respective holders.

This Annual Report on Form 20-F contains various “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and within the Private Securities Litigation Reform Act of 1995, as amended. Such forward-looking statements reflect our current view with respect to future events and, financial results of operations. Forward-looking statements usually include the verbs, “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “projects,” “understands” and other verbs suggesting uncertainty.  We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual` results, performance, levels of activity, or our achievements, or industry results to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.  We undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.  We have attempted to identify additional significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section which appears in Item 3D: “Key Information–Risk Factors”.

Our consolidated financial statements appearing in this annual report are prepared in U.S. dollars and in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. All references in this annual report to “dollars” or “$” are to U.S. dollars and all references in this annual report to “NIS” are to New Israeli Shekels. The representative exchange rate between the NIS and the dollar as published by the Bank of Israel on December 31, 2015 was NIS 3.902 per $1.00.

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

TABLE OF CONTENTS

PART I		1

ITEM 1:	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	1
ITEM 2:	OFFER STATISTICS AND EXPECTED TIMETABLE	1
ITEM 3:	KEY INFORMATION	1
A.	Selected Consolidated Financial Data	1
B.	Capitalization and Indebtedness	2
C.	Reasons for the Offer and Use of Proceeds	2
D.	Risk Factors	2
ITEM 4:	INFORMATION ON THE COMPANY	22
A.	History and Development of the Company	22
B.	Business Overview	23
C.	Organizational Structure	40
D.	Property, Plants and Equipment	40
ITEM 4A:	UNRESOLVED STAFF COMMENTS	40
ITEM 5:	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	40
A.	Operating Results	40
B.	Liquidity and Capital Resources	57
C.	Research and Development	59
D.	Trend Information	60
E.	Off-Balance Sheet Arrangements	61
F.	Tabular Disclosure of Contractual Obligations	61
ITEM 6:	DIRECTORS AND SENIOR MANAGEMENT	62
A.	Directors and Senior Management	62
B.	Compensation of Directors and Officers	66
C.	Board Practices	68
D.	Employees	76
E.	Share Ownership	77
ITEM 7:	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	79
A.	Major Shareholders	79
B.	Related Party Transactions.	81
C.	Interests of Experts and Counsel.	81
ITEM 8:	FINANCIAL INFORMATION	81
ITEM 9:	THE OFFER AND LISTING	82
A.	Offer and Listing Details	82
B.	Plan of Distribution	83
C.	Markets	83
D.	Selling Shareholders	83
E.	Dilution	83
F.	Expense of the Issue	83
ITEM 10:	ADDITIONAL INFORMATION	83
A.	Share Capital	83
B.	Memorandum and Articles of Association	83
C.	Material Contracts	88
D.	Exchange Controls	89
E.	Taxation	89
F.	Dividend and Paying Agents	96
G.	Statement by Experts	96
H.	Documents on Display	96
I.	Subsidiary Information	97

v

PART I

ITEM 1:	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

ITEM 2:	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3:	KEY INFORMATION

A.	Selected Consolidated Financial Data

The selected consolidated statement of operations data set forth below for the years ended December 31, 2015, 2014 and 2013, and the selected consolidated balance sheet data as of December 31, 2015 and 2014 are derived from our audited consolidated financial statements that are included elsewhere in this Annual Report. These financial statements have been prepared in accordance with U.S. GAAP. The selected consolidated statement of operations data set forth below for the years ended December 31, 2012 and 2011 and the selected consolidated balance sheet data as of December 31, 2013, 2012 and 2011 are derived from our audited consolidated financial statements that are not included in this Annual Report.

The selected consolidated financial data set forth below should be read in conjunction with and is qualified entirely by reference to Item 5: “Operating and Financial Review and Prospects” and the Consolidated Financial Statements and Notes thereto included in Item 18 in this Annual Report on Form 20-F.

Statement of Operations Data for Year ended December 31,

	2015	2014	2013	2012	2011
	U.S. dollars in thousands, except for share data

Revenues:
Products	128,970	157,531	133,554	155,691	174,313
Services	68,573	77,602	101,312	115,875	71,018
Total	197,543	235,133	234,866	271,566	245,331
Cost of revenues:
Products	94,683	106,905	86,304	96,805	93,989
Services	48,635	44,593	68,906	76,832	48,409
Impairment of long lived assets	10,137	-	-	-	-
Total Cost of revenues	153,455	151,498	155,210	173,637	142,398
Gross profit	44,088	83,635	79,656	97,929	102,933
Operating expenses:
Research and development, net	22,412	25,158	27,900	29,241	31,701
Selling and marketing	24,823	32,537	32,214	34,988	35,370
General and administrative	18,644	20,903	23,071	23,618	24,738
Restructuring costs	1,508	-	564	315	398
Goodwill impairment	20,402	-	-	31,879	17,846
Total Operating expenses	87,789	78,598	83,749	120,041	110,053
Operating income (loss)	(43,701)	5,037	(4,093)	(22,112)	(7,120)
Financial expenses, net	(7,243)	(3,837)	(6,239)	(3,432)	(3,235)
Other income	-	-	-	2,729	8,074
Income (loss) before taxes on income	(50,944)	1,200	(10,332)	(22,815)	(2,281)
Taxes on income (tax benefit)	1,190	1,901	(755)	(1,893)	(430)

Loss from continuing operations	(52,134)	(701)	(9,577)	(20,922)	(1,851)
Loss from discontinued operations	(200)	(795)	(8,320)	(2,270)	(3,999)
Loss	(52,334)	(1,496)	(17,897)	(23,192)	(5,850)

Loss per share (basic and diluted) from continuing operations	(1.19)	(0.02)	(0.23)	(0.51)	(0.04)
Loss per share (basic and diluted) from discontinued operations	(0.00)	(0.02)	(0.20)	(0.05)	(0.10)
Loss per share (basic and diluted)	(1.19)	(0.04)	(0.43)	(0.56)	(0.14)

Balance Sheet Data as of December 31,
	2015*	2014*	2013*	2012*	2011*
	U.S. dollars in thousands

Working capital	60,529	66,588	77,307	108,401	62,704
Total assets. .	370,833	364,908	368,768	414,643	446,678
Short-term bank credit and loans and current maturities	11,542	20,452	4,665	11,480	22,063
Long term loan, net of current maturities	21,493	26,271	31,251	40,747	40,353
Other long-term liabilities	11,484	13,336	14,505	21,848	34,786
Shareholders’ equity	178,082	225,139	226,033	241,957	260,075

*             Includes the assets and liabilities, short term and long term, related to the discontinued operations of Spacenet.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

We recently reported an operating loss of $43.7 million and a loss from continuing operations of $52.1 million in the year ended December 31, 2015 compared to an operating profit of $5.0 million and a loss from continuing operations of $0.7 million in the year ended December 31, 2014. In the year ended December 31, 2013, we reported an operating loss of $4.1 million and a loss from continuing operations of $9.6 million. Our operating loss in 2015 was mainly due to lower revenues and impairments of goodwill and long lived assets. We incurred major losses in prior years and as of December 31, 2015 have an accumulated deficit of $704.4 million. We cannot assure you that we can operate profitably in the future. If we do not achieve profitable operations, our share price will decline and the viability of our company will be in question.

Our available cash balance may decrease in the future if we cannot generate cash from operations.

Our cash and cash equivalents as of December 31, 2015 were $18.4 million compared to $27.7 million as of December 31, 2014. Our negative cash flow from operating activities was approximately $14.8 million in the year ended December 31, 2015 compared to negative cash flow from operating activities of $16.2 million in the year ended December 31, 2014.Our negative cash flow from operating activities is mainly attributable to our investments in projects in Peru and Colombia.  If we do not generate sufficient cash from operations in the future, including from our large-scale projects, our cash balance will decline and the unavailability of cash could have a material adverse effect on our business, operating results and financial condition.

The delivery of our large-scale projects requires us to invest significant funds in order to obtain bank guarantees and may require us to incur significant expenses before we receive full payment from our customers. This applies to the FITEL Regional Projects awarded to our subsidiary, Gilat Networks Peru, or GNP, by the Peruvian government (through FITEL), which are expected to generate in the aggregate $393 million in revenues over approximately 11 years. We have used the advance payment received from FITEL as well as bank loans and internal cash resources in order to finance the FITEL Regional Projects. We have used surety bonds and our internal resources in order to provide the required bank guarantees for the FITEL Regional Projects.  If we fail to obtain the necessary funding or if we fail to obtain such funds on favorable terms, we will not be able to meet our commitments and our cash flow and operational results may be adversely affected.

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

Because we compete for large-scale contracts in competitive bidding processes, losing a small number of bids or a decrease in the revenues generated from our large-scale projects could have a significant adverse impact on our operating results.

A significant portion of our revenues is derived from large -scale contracts that we are awarded from time to time in competitive bidding processes. These large-scale contracts sometimes involve the installation of thousands of VSATs or massive fiber-optic transport and access networks. The number of major bids for these large-scale contracts for satellite-based networks and massive telecommunications infrastructure projects in any given year is limited and the competition is intense. Losing or defaulting on a relatively small number of bids each year could have a significant adverse impact on our operating results.

In March and December 2015, the Peruvian government awarded GNP the Regional FITEL Projects for the construction of networks, operation of the networks for a defined period and their transfer to the government, which are expected to generate revenues of $285 million and $108 million, respectively, each to be recognized over a period of approximately 11 years. In accordance with the bid conditions, we have established a Peruvian subsidiary to enter into written agreements with the Peruvian government for each of the four regional projects that were awarded.

In December 2013, Gilat Colombia was awarded a project, which is expected to generate revenues of 189 Billion Colombian Peso (approximately $60 million, based on the representative rate of exchange published as of March 8, 2016) over the project period, which is expected to end in the first quarter of 2018, as part of the Kioscos Digitales project initiated by the Colombian Ministry of Information Technologies and Communications. In December 2013, our subsidiary Gilat to Home Peru, or GTH Peru, won a $30 million contract from FITEL for construction of a network, its operation over 10 years and other related services, which contract was expanded by $6 million over approximately the same period.  See Item 4.B. – “Information on the Company – Business Overview – Services Division – overview”. If we default on any such large-scale contract or bid requirements or if such contract is terminated, completed or reduced for any other reason, this could have an adverse impact on our operating results.

Many of our large-scale contracts are with governments or large governmental agencies in Latin America and other parts of the world, so that any volatility in the political or economic situation or any unexpected unilateral termination or suspension of payments could have a significant adverse impact on our business.

In recent years, a significant portion of our revenues has been derived from large-scale contracts with foreign governments and agencies, either directly or through contractors and system integrators, including those in Peru, Colombia, and Australia. Agreements with the governments in these countries typically include unilateral early termination clauses and involve other risks such as the imposition of new government regulations and taxation that could pose additional financial burdens on us. Changes in the political or economic situation in these countries can result in the early termination of our business there. Any termination of our business in any of the aforementioned countries could have a significant adverse impact on our business.

In March and December 2015, the Peruvian government (through FITEL) awarded GNP the Regional FITEL Projects with expected revenues of $285 million and $108 million, respectively, each over approximately 11 years for the construction of networks, operation of the networks for a defined period and their transfer to the government. In December 2013, Gilat Colombia was awarded a project initiated by the Colombian Ministry of Information Technologies and Communications valued at 189 billion Colombian Pesos (approximately $60 million, based on the representative rate of exchange published as of March 8, 2016) over the project period, which is expected to end in the first quarter of 2018. In December 2013, GTH Peru won a $30 million contract from the Peruvian government (through FITEL) for construction of a network, its operation over 10 years and other related services, which was expanded by $6 million over approximately the same period. See Item 4.B. – “Information on the Company – Business Overview – Services Division – overview.”

Our failure to deliver upon our large-scale projects in an economical manner or a delay in collection of payments due to us in connection with any such large-scale project, could have a significant adverse impact on our operating results.

We have been awarded a number of large-scale projects by foreign governments. The Peruvian FITEL Regional Projects that we were awarded in March and December 2015 are expected to generate revenues of $285 million and $108 million, respectively, each over approximately 11 years, for the construction of networks to be operated by us for a defined period, and then transferred to the Peruvian government. While we have experience in the successful implementation of large-scale network infrastructure projects in rural areas, the FITEL Regional Projects are complex and require cooperation of certain third parties. Additionally, the delivery of our large-scale projects requires us to invest significant funds in order to obtain bank guarantees and may require us to incur significant expenses before we receive full payment from our customers. A failure to deliver upon our projects in an economical manner within the project’s budget could result in losses and significantly adversely impact our operating results. During the fourth quarter of 2015, we recorded impairment of long lived assets of $10.1 million related to our Kioscos Digitales project initiated by the Colombian Ministry of Information Technologies and Communications due to expected future losses from this project. Further, a failure to meet the projects’ schedule or fulfill our obligations in a timely manner could result in payment of fines and impact our ability to receive and recognize the expected revenues in part or in full in a timely manner, which could have a significant adverse impact on our operating results.

Actual results could differ from the estimates and assumptions that we use to prepare our financial statements.

In order to prepare our financial statements in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”), our management is required to make estimates and assumptions, as of the date of the financial statements, which affect the reported values of assets and liabilities, revenues and expenses, and disclosures of contingent assets and liabilities. Areas that require significant estimates by our management include contract costs and profits, application of percentage-of-completion accounting, provisions for uncollectible receivables and customer claims, impairment of long-term assets, goodwill impairment, valuation of assets acquired and liabilities assumed in connection with business combinations, accruals for estimated liabilities, including litigation and insurance reserves, and stock-based compensation. Our actual results could differ from, and could require adjustments to, those estimates.

In particular, we recognize revenues generated from the Regional FITEL Projects using the percentage-of-completion method. Under this method, estimated revenue is recognized by applying the percentage of completion of the contract for the period (based on the ratio of costs incurred to total estimated costs of the contract) to the total estimated revenue for the contract. As a result, revisions made to the estimates of revenues and profits are recorded in the period in which the conditions that require such revisions become known and can be estimated. Although we believe that our profit margins are fairly stated and that adequate provisions for losses for fixed-price contracts are recorded in the financial statements, as required under U.S. GAAP, we cannot assure you that our contract profit margins will not decrease or its loss provisions will not increase materially in the future.

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

Some of our competitors have greater financial resources, providing them with greater research and development and marketing capabilities. Our competitors may also be more experienced in obtaining regulatory approvals for their products and services and in marketing them. Our relative position in the network communications industry may place us at a disadvantage in responding to our competitors’ pricing strategies, technological advances and other initiatives. Our principal competitors in the supply of VSAT networks are Hughes Network Systems, LLC, or HNS, ViaSat Inc., or ViaSat, iDirect Technologies, or iDirect, and Newtec Cy N.V. Most of our competitors have developed or adopted different technology standards for their VSAT products.

Our low-profile in-motion antennas target a market that has not yet matured and we compete with products from competitors such as General Dynamics, Cobham, Orbit Communication Systems, Qest Quantum Electronic Systems GmbH, L-3 Communications Holdings, Inc., or L-3, Tecom Industries, Inc., or Tecom, and Thinkom Solutions. The competitors of our Wavestream corporation subsidiary, or Wavestream, include Comtech Xicom Technology, Inc., CPI Satcom (which acquired Codan Satcom in 2012), General Dynamics Satcom Technologies and Paradise Datacom.

In addition, ViaSat and HNS have launched their own satellites, which enable them to offer vertically integrated solutions to their customers, which may further change the competitive environment in which we operate and could have an adverse effect on our business.

In Peru and Colombia, where we primarily operate public rural telecom services (voice, data and Internet) and recently undertook construction of fiber-optic transport and access networks based on wireless systems, we typically encounter competition on government subsidized bids from various service providers, system integrators and consortiums. Some of these competitors offer solutions based on VSAT technology and some on terrestrial technologies (typically, fiber-optic and wireless technologies). In addition, as competing technologies such as cellular telephones and fiber-optic in Peru and Colombia become available in rural areas where not previously available, our business could be adversely affected.

Our lengthy sales cycles could harm our results of operations if forecasted sales are delayed or do not occur.

The length of time between the date of initial contact with a potential customer or sponsor and the execution of a contract with the potential customer or sponsor may be lengthy and vary significantly depending on the nature of the arrangement. During any given sales cycle, we may expend substantial funds and management resources and not obtain significant revenue, resulting in a negative impact on our operating results. In some cases, we have seen longer sales cycles in all of the regions in which we do business. In addition, we have seen projects delayed or even canceled, which would also have an adverse impact on our sales cycles. In our mobility and defense businesses, our HTS projects and large-scale projects, in particular, sales cycles may be longer and it may be difficult to accurately forecast sales due to the uncertainty around these projects and their award and starting periods.

We may need to make acquisitions or form strategic alliances or partnerships in order to remain competitive in our market, and such acquisitions, strategic alliances or partnerships could be difficult to integrate, disrupt our business and dilute shareholder value.

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

In 2010, we completed the acquisition of RaySat Antenna Systems, or RAS, a leading provider of -on-the-move antenna solutions, of RaySat BG, a Bulgarian research and development center, and of Wavestream, a provider of SSPAs and BUCs, with high performance solutions designed for mobile and fixed Satcom systems worldwide.  We may not be able to successfully integrate the businesses or exploit the solutions that we acquired or will acquire in the future. Further, we may not be able to achieve our growth targets for the acquired businesses, which could result in our incurring impairment charges. If our projection for growth in the airborne business does not materialize and we fail to obtain other business in our Mobility Division, we would likely record an impairment of goodwill. In 2015, we performed an analysis of implied carrying value of our Wavestream subsidiary in accordance with ASC 350 and recorded goodwill impairment losses of approximately $20.4 million.  In 2012, we recorded impairment charges to goodwill and other intangible assets related to our investment in Wavestream of $31.9 million.

The risks associated with acquisitions by us include the following, any of which could seriously harm our results of operations or the price of our shares:

•	issuance of equity securities as consideration for acquisitions that would dilute our current shareholders’ percentages of ownership;

•	significant acquisition costs;

•	decrease of our cash balance;

•	the incurrence of debt and contingent liabilities;

•	difficulties in the assimilation and integration of operations, personnel, technologies, products and information systems of the acquired companies;

•	diversion of management’s attention from other business concerns;

•	contractual disputes;

•	risks of entering geographic and business markets in which we have no or only limited prior experience;

•	potential loss of key employees of acquired organizations.

•	the possibility that business cultures will not be compatible;

•	the difficulty of incorporating acquired technology and rights into our products and services;

•	unanticipated expenses related to integration of the acquired companies;

•	difficulties in implementing and maintaining uniform standards, controls and policies;

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

The impact of a legislation process known as sequestration (or mandated reductions) remains a significant risk. Part I of the Budget Control Act of 2011 in the U.S. provided for a reduction in planned defense budgets by at least $487 billion over a ten year period. A two-year budget agreement set forth in the Bipartisan Budget Act of 2013 lessened the across-the-board cuts of sequestration; however, sequestration continues to be in effect, including for the DoD. Sequestration has already negatively affected some of the defense programs in which we participate and we may continue to be negatively impacted by the continuing effects of sequestration or other defense spending delays and cuts. It is possible that the U.S. government could reduce or further delay its spending on, or reprioritize its spending away from, other government programs and it remains difficult, if not impossible, to determine specific amounts that are or will be appropriated for many of the programs in which we participate. Future congressional appropriation and authorization of defense spending and the application of sequestration remain marked by significant debate and an uncertain schedule. The federal debt limit continues to be actively debated as plans for long-term national fiscal policy are discussed. The outcome of these debates could have a significant impact on defense spending broadly and programs we support in particular.

The failure of Congress to approve future budgets and/or increase the United States’ debt ceiling on a timely basis could delay or result in the loss of contracts for the procurement of our products and services and we may be asked or required to continue to perform for some period of time on certain of our U.S. government contracts, even if the U.S. government is unable to make timely payments. Considerable uncertainty exists regarding how budget reductions will be applied and what challenges the reductions will present.

The continuing pressure on the DoD budget in the United States, along with delayed orders from other clients as well as other elements, were reflected in the reduction of Wavestream’s revenues and operational results in 2015 compared to the budget and prior years’ results. In 2015, we performed an analysis of Wavestream’s implied carrying value in accordance with ASC 350 and recorded goodwill impairment losses of approximately $20.4 million.  In 2014, Wavestream’s revenues from sales of SSPAs to systems integrators for government contracts increased compared to 2013. In 2013 and 2014 we performed an impairment test and no impairment charges were identified. In 2012, Wavestream’s revenues from sales of SSPAs to systems integrators for government contracts decreased compared to our forecast and its revenues in the prior year, and we recorded impairment charges to goodwill and other intangible assets related to our investment in Wavestream of $31.9 million in 2012. See Item 5 – “Operating and Financial Review and Prospects– Operating Results”.

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

The average selling prices of communications products historically decline over product life cycles. In particular, we expect the average selling prices of our products to decline as a result of competitive pricing pressures and customers who negotiate discounts based on large unit volumes.  A decrease in the selling prices of our products and services could have a material adverse effect on our business.

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

A significant part of our business in previous years, including in 2015, was generated from recurring customers. Accordingly, the termination or non-renewal of our contracts could have a material adverse effect on our business, financial condition and operating results.  Some of our existing contracts could be terminated due to any of the following reasons, among others:

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

A substantial portion of our product revenues from North America are dependent on business from the defense market, being derived directly or indirectly through contractors and system integrators from sales to government agencies, mainly the DoD, pursuant to contracts awarded under defense-related programs. Government spending under such contracts may cease or may be reduced, which would cause a negative effect on our revenues, results of operations, cash flow and financial condition. We experienced a reduction in revenues from such customers in recent years and there is no assurance that there will not be a further reduction in the future. Although we have begun to move into the IFC commercial markets, we may not be successful in our plans to penetrate these markets, which are relatively new and untried for our SSPA product line and will require additional expenditures for research and development and sales and marketing. In addition, the market of commercial IFC may fail to grow in accordance with our expectations. We may also not be able to develop new technologies for those markets on a timely basis. Barriers to entry into those markets or delays in our development programs could have a material adverse effect on our business and operating results.

Our failure to obtain or maintain authorizations under the U.S. export control and trade sanctions laws and regulations could have a material adverse effect on our business.

The export of some of our satellite communication products, related technical information and services is subject to U.S. State Department, Commerce Department and Treasury Department regulations, including International Traffic in Arms Regulations, or ITAR, and Export Administration Regulations, or EAR. Under the ITAR, our non U.S. employees, including employees of our headquarters in Israel are barred from accessing certain information of our U.S. subsidiaries, unless appropriate licenses are obtained.  In addition to the U.S. export control laws and regulations applicable to us, some of our subcontractors and vendors may also be subject to U.S. export control laws and regulations. These subcontractors and vendors may be forced to flow down requirements and restrictions imposed on products and services we purchase from them. If we do not maintain our existing authorizations or obtain necessary future authorizations under the export control laws and regulations of the U.S., including by entering into technical assistance agreements to disclose technical data or provide services to foreign persons, we may be unable to export technical information or equipment to non-U.S. persons and companies, including to our own non-U.S. employees, as may be required to fulfill contracts we may enter into. We may also be subjected to ITAR compliance audits in the future that may uncover improper or illegal activities that would subject us to material remediation costs, civil and criminal fines, penalties or an injunction.

In addition, to participate in classified U.S. government programs, we would have to obtain security clearances from the DoD, for one or more of our subsidiaries that would want to participate. Such clearance may require that we enter into a proxy agreement or another similar arrangement with the U.S. government, which would limit our ability to control the operations of the subsidiary and which may impose on us substantial administrative requirements in order to comply. Further, if we materially violate the terms of any proxy agreement, the subsidiary holding the security clearances may be suspended or debarred from performing any government contracts, whether classified or unclassified. If we fail to maintain or obtain the necessary authorizations under the U.S. export control laws and regulations, we may not be able to realize our market focus and our business could be materially adversely affected.

We are dependent on contracts with governments around the world for a significant portion of our revenue. These contracts may expose us to additional business risks and compliance obligations.

We have focused on expanding our business to include contracts with or for various governments and governmental agencies around the world, including the Peruvian Government (through FITEL) and U.S. federal, state, and local government agencies through contractors or systems integrators. The FITEL Regional Projects awarded in March and December 2015 to our subsidiary, GNP, are expected to generate revenues of $285 million and $108 million, respectively, over a period of approximately 11 years. In December 2013, Gilat Colombia was awarded a project, which is expected to generate revenues of 189 billion Colombian Pesos (approximately $60 million, based on the representative rate of exchange published as of March 8, 2016) over the project period, which is expected to end in the first quarter of 2018. Our contracts with international governments generally contain unfavorable termination provisions. Our governmental customers generally may unilaterally suspend us from receiving new contracts pending resolution of alleged violations of procurement laws or regulations and terminate existing contracts and audit our contract-related costs. If a termination right is exercised by a governmental customer, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

Several of the components required to build our VSATs and hubs are manufactured by a limited number of suppliers. Although we have managed to solve the difficulties we had with our suppliers with respect to availability of components, we cannot assure you of the continued availability of key components or our ability to forecast our component requirements sufficiently in advance. Our research and development and operations groups are continuously working with our suppliers and subcontractors to obtain components for our products on favorable terms in order to reduce the overall price of our products. If we are unable to obtain the necessary volume of components at sufficiently favorable terms or prices, we may be unable to produce our products at competitive prices. As a result, sales of our products may be lower than expected, which could have a material adverse effect on our business, financial condition and operating results. In addition, our suppliers are not always able to meet our requested lead times. If we are unable to satisfy customers’ needs on time, we could lose their business.

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

There are only a limited number of suppliers of satellite transponder capacity and a limited amount of space segment available. We are dependent on these suppliers for our provision of services in GTH Peru and in Colombia. While we do secure long term agreements with our satellite transponder providers, we cannot assure the continuous availability of space segment, the pricing upon renewals of space segment and the continuous availability and coverage in the regions where we supply services. If we are unable to secure contracts with satellite transponder providers with reliable service at competitive prices, our services business could be adversely affected.

We would be adversely affected if we are unable to attract and retain key personnel

Our success depends in part on key management, sales, marketing and development personnel and our continuing ability to attract and retain highly qualified personnel, including with respect to our acquired companies. There is competition for the services of such personnel.  The loss of the services of senior management and key personnel, and the failure to attract highly qualified personnel in the future, may have a negative impact on our business. Moreover, our competitors may hire and gain access to the expertise of our former employees or our former employees may compete with us. In 2015, several members of our management were replaced (including our Chief Executive Officer and Chief Financial Officer) and in 2014, three key employees of our Wavestream subsidiary, including Wavestream’s Chief Executive Officer, resigned from Wavestream. While we have successfully found replacements for these employees and executives in a timely manner, there is no assurance that such former employees will not compete with us or that we will be able to find replacements for departing key employees in the future.

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

Breaches of network or information technology (IT) security, including unauthorized access or security breaches, inclement weather, natural or man-made disasters, earthquakes, explosions, terrorist attacks, acts of war, floods, fires, cyber-attacks, computer viruses, power loss, telecommunications or equipment failures, transportation interruptions, accidents or other disruptive events or attempts to harm our systems may cause equipment failures or disrupt our systems and operations.  In particular, both unsuccessful and successful cyber-attacks on companies have increased in frequency, scope and potential harm in recent years.  Any such event result in our inability to operate our facilities, which, even if the event is for a limited period of time, may result in significant expenses and/or loss of market share to other competitors in the market for tele-management products and invoice management solutions. While we maintain insurance coverage for some of these events, which could offset some of the losses, the potential liabilities associated with these events could exceed the insurance coverage we maintain.  A failure to protect the privacy of customer and employee confidential data against breaches of network or IT security could result in damage to our reputation. Any of these occurrences could result in a material adverse effect on our results of operations and financial condition.

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

•
the U.S. Foreign Corrupt Practices Act, or the FCPA, and  applicable anti-corruption laws in other jurisdictions, which include anti-bribery provisions. Our policies mandate compliance with these laws. Nevertheless, we may not always be protected in cases of violation of the FCPA or other applicable anti-corruption laws by our employees or third-parties acting on our behalf. A violation of anti-corruption laws by our employees or third-parties during the performance of their obligations for us may have a material adverse effect on our reputation, operating results and financial condition;

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

If we fail to meet our covenants to the banks, or otherwise breach the terms of our credit agreements, the banks may accelerate payment of outstanding loans and our business could be seriously harmed.

Our loan agreements with banks contain covenants regarding our maintenance of certain financial ratios. The covenants contained in our credit facilities restrict, among other things, our ability to pledge our assets, dispose of assets, or give guarantees. Our ability to continue to comply with these and other obligations depends in part on the future performance of our business. We cannot assure you that we shall be able to continue to comply with the covenants included in our agreements with the banks. If we fail to comply, we shall be required to renegotiate the terms of our credit facilities with the banks. We cannot assure you that we shall be able to reach an agreement with the banks or that such agreements will be on favorable terms to us. Our ability to restructure or refinance our credit facilities depends on the condition of the capital markets and our financial condition. Any refinancing of our existing credit facilities could be at higher interest rates and may require us to comply with different covenants, which could restrict our business operations.

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

Since we operate in several countries, we are impacted by currency exchange rates and fluctuations of various currencies. Although partially mitigated by our hedging activities, we are impacted by currency exchange rates and fluctuations thereof in a number of ways, including the following:

•
A significant portion of our expenses, principally salaries and related personnel expenses, are incurred in NIS, and to a lesser extent, other non-U.S. dollar currencies, whereas the currency we use to report our financial results is the U.S. dollar and a significant portion of our revenue is generated in U.S. dollars. A significant strengthening of the NIS against the U.S. dollar can considerably increase the U.S. dollar value of our expenses in Israel and our results of operations may be adversely affected;

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

We are also subject to other foreign currency risks including repatriation restrictions in certain countries, particularly in Latin America. During 2015, our financial expenses increased compared to the previous year, primarily as a result of exchange rate differences between local currency and the U.S. dollar in the countries where some of our subsidiaries are located.

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

In August 2012, based on the Dodd-Frank Wall Street Reform and Consumer Protection Act, the SEC adopted annual disclosure and reporting requirements for those companies who use certain minerals known as “conflict minerals” mined from the Democratic Republic of Congo and adjoining countries in their products. These new requirements became effective for calendar year 2013 and annually thereafter, with initial disclosure requirements beginning in May 2014. There have been and will continue to be costs associated with complying with these disclosure requirements, including for diligence to determine the sources of conflict minerals used in our products and potentially changes to products, processes or sources of supply as a consequence of such verification activities. The implementation of these rules could adversely affect the sourcing, supply and pricing of materials used in our products. As there may be only a limited number of suppliers offering “conflict free” minerals, we cannot be sure that we will be able to obtain the necessary minerals from such suppliers in sufficient quantities or at competitive prices. Also, we may face reputational challenges if we determine that certain of our products contain minerals not determined to be conflict free or if we are unable to sufficiently verify the origins for all conflict minerals used in our products through the procedures we may implement.

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

Our business includes risks, only some of which are covered by our insurance. For example, in our satellite capacity agreements, we do not have a backup for satellite capacity, and we do not have indemnification or insurance in the event that our supplier’s satellite malfunctions or data is lost. Satellites utilize highly complex technology and operate in the harsh environment of space and therefore are subject to significant operational risks while in orbit. The risks include in-orbit equipment failures, malfunctions and other kinds of problems commonly referred to as anomalies. Satellite anomalies include, for example, circuit failures, transponder failures, solar array failures, telemetry transmitter failures, battery cell and other power system failures, satellite control system failures and propulsion system failures. Liabilities in connection with our products may be covered by insurance only to a limited extent or not covered at all. In addition, we are not covered by our insurance for acts of fraud or theft. Our business, financial condition and operating results could be materially adversely affected if we incur significant costs resulting from these exposures.

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

New laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or the imposition of new clean-up requirements may require us to incur a significant amount of additional costs in the future and could decrease the amount of cash flow available to us for other purposes, including capital expenditures, research and development and other investments and could have a material adverse effect on our business, financial condition, results of operations, cash flows and future prospects. We may identify deficiencies in our compliance with local legislation within countries in which we operate. Failure to comply with such legislation could result in sanctions by regulatory authorities and could adversely affect our operating results.

Risks Related to Ownership of Our Ordinary Shares

Our share price has been highly volatile and may continue to be volatile and decline.

The trading price of our shares has fluctuated widely in the past and may continue to do so in the future as a result of a number of factors, many of which are outside our control. In addition, the stock market has experienced extreme price and volume fluctuations that have affected the market prices of many technology companies, particularly telecommunication and Internet-related companies, and that have often been unrelated or disproportionate to the operating performance of these companies. These broad market fluctuations could adversely affect the market price of our shares. In the past, following periods of volatility in the market price of a particular company’s securities, securities class action litigation has often been brought against that company. Securities class action litigation against us could result in substantial costs and a diversion of our management’s attention and resources.

Our operating results may vary significantly from quarter to quarter and these quarterly variations in operating results, as well as other factors, may contribute to the volatility of the market price of our shares.

Our operating results have and may continue to vary significantly from quarter to quarter. The causes of fluctuations include, among other things:

•	the timing, size and composition of requests for proposals or orders from customers;

•	the timing of introducing new products and product enhancements by us and the level of their market acceptance;

•	the mix of products and services we offer; and

•	the changes in the competitive environment in which we operate.

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

U.S. holders of our ordinary shares may face income tax risks. There is a risk that we will be treated as a “passive foreign investment company” or PFIC.  Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of our ordinary shares and would likely cause a reduction in the value of such shares. A foreign corporation will be treated as a PFIC for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income,” or (2) at least 50% of the average value of the corporation’s gross assets produce, or are held for the production of, such types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income”. If we are treated as a PFIC, U.S. Holders of shares (or rights) would be subject to a special adverse U.S. federal income tax regime with respect to the income derived by us, the distributions they receive from us, and the gain, if any, they derive from the sale or other disposition of their ordinary shares (or rights). In particular, any dividends paid by us, if any, would not be treated as “qualified dividend income” eligible for preferential tax rates in the hands of non-corporate U.S. shareholders.  We believe that we were not a PFIC for the taxable year of 2015.  However, since PFIC status depends upon the composition of our income and the market value of our assets from time to time, there can be no assurance that we will not become a PFIC in any future taxable year. U.S. Holders should carefully read Item 10E. “Additional Information – Taxation” for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ordinary shares(or rights).

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

We have never paid cash dividends on our shares and do not anticipate paying any cash dividends in the foreseeable future. We intend to continue retaining earnings for use in our business, in particular to fund our research and development, which are important to capitalize on technological changes and develop new products and applications. In addition, the terms of some of our financing arrangements restrict us from paying dividends to our shareholders.  Any future dividend distributions are subject to the discretion of our board of directors and will depend on various factors, including our operating results, future earnings, capital requirements, financial condition, and tax implications of dividend distributions on our income, future prospects and any other factors deemed relevant by our board of directors.  The distribution of dividends is also limited by Israeli law, which permits the distribution of dividends by an Israeli corporation only out of its retained earnings as defined in Israel’s Companies Law, 5759-1999, or the Companies Law, provided that there is no reasonable concern that such payment will cause us to fail to meet our current and expected liabilities as they become due, or otherwise with the court’s permission.  You should not invest in our company if you require dividend income from your investment.

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

Your interest may be diluted as a result of the rights offering we commenced in February 2016.

In February 2016, we commenced a rights offering to raise gross proceeds of up to $35.3 million. We have granted, at no charge to the holders of our ordinary shares as of the record date for the rights offering, namely, February 29, 2016, for each nine (9) ordinary shares owned, one non-transferable subscription right to purchase two ordinary shares at a price of $7.16 (reflecting a price of $3.58 per share). The subscription period for the rights offering expired on March 21, 2016 and the results of the offering have not been published as of the date of this annual report. Holders of ordinary shares who did not fully exercise their subscription rights should expect to own a smaller proportional interest in our company.

Certain of our shareholders beneficially own a substantial percentage of our ordinary shares, which may increase if the offering is completed.

As of the date hereof, FIMI, our controlling shareholder, holds approximately 33.8% of our outstanding ordinary shares. The FIMI partnerships have exercised their subscription rights in full and may have been able to exercise additional over-subscription rights in the rights offering, to the extent that the FIMI partnerships’ holdings do not equal or exceed 45% of our voting rights following the exercise of their subscription rights. This concentration of ownership of our ordinary shares could delay or prevent mergers, tender offers, or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price for our ordinary shares. This concentration could also accelerate these same transactions in lieu of others depriving shareholders of opportunities. This concentration of ownership may also cause a decrease in the volume of trading or otherwise adversely affect our share price.

Risks Related to Our Location in Israel

Political and economic conditions in Israel may limit our ability to produce and sell our products. This could have a material adverse effect on our operations and business condition, harm our results of operations and adversely affect our share price.

We are incorporated under the laws of the State of Israel, where we also maintain our headquarters, manufacturing facilities and most of our research and development facilities. As a result, political, economic and military conditions affecting Israel directly influence us.  Any major hostilities involving Israel, a full or partial mobilization of the reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its trading partners, or a significant downturn in the economic or financial condition of Israel could adversely affect our business, financial condition and results of operations.

Since its establishment in 1948, Israel has been involved in a number of armed conflicts with its Arab neighbors and a state of hostility, varying from time to time in intensity and degree, has continued into 2015. In recent years, there was an escalation in violence among Israel, Hamas, the Palestinian Authority and other groups, as well as an escalation in terrorist attacks since October 2015 and extensive hostilities along Israel’s border with the Gaza Strip such as the missiles fired from the Gaza Strip into Israel during July-August 2014. Also, riots and uprisings in several countries in the Middle East and neighboring regions and armed conflicts, including by ISIS, have led to severe political instability in several neighboring states and to a decline in the regional security situation. Such instability may affect the local and global economy, could negatively affect business conditions and, therefore, could adversely affect our operations. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in areas that neighbor Israel, such as Hamas in Gaza and Hezbollah in Lebanon. To date, these matters have not had any material effect on our business and results of operations; however, the regional security situation and worldwide perceptions of it are outside our control and there can be no assurance that these matters will not negatively affect us in the future.

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

As a foreign private issuer whose shares are listed on the NASDAQ Global Select Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of The NASDAQ Marketplace Rules.  We follow Israeli law and practice instead of The NASDAQ Marketplace Rules with respect to the director nominations process and the requirement to obtain shareholder approval for the establishment or material amendment of certain equity-based compensation plans and arrangements.  As a foreign private issuer listed on the NASDAQ Global Select Market, we may also follow home country practice with regard to, among other things, the requirement to obtain shareholder approval for certain dilutive events (such as for an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company). A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the SEC each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.

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

We currently have non-competition clauses in the employment agreements of our employees in certain regions. The provisions of such clauses prohibit our employees, if they cease working for us, from directly competing with us or working for our competitors for a certain period of time. Israeli labor courts have required employers, seeking to enforce non-compete undertakings against former employees, to demonstrate that the competitive activities of the former employee will cause harm to one of a limited number of material interests of the employer recognized by the courts (for example, the confidentiality of certain commercial information or a company’s intellectual property). In the event that any of our employees chooses to leave and work for one of our competitors, we may be unable to prevent our competitors from benefiting from the expertise of our former employee obtained from us, if we cannot demonstrate to the court that our interests as defined by case law would be harmed. Non-competition clauses may be unenforceable or enforceable only to a limited extent in other jurisdictions as well.

ITEM 4:                 INFORMATION ON THE COMPANY

A.	History and Development of the Company

We were incorporated in Israel in 1987 and are subject to the laws of the State of Israel. We are a public limited liability company under Israel’s Companies Law and operate under that law and associated legislation. Our corporate headquarters, executive offices and main research and development and engineering facilities, as well as facilities for some manufacturing and product assembly are located at Gilat House, 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva 4913020, Israel. Our telephone number is (972) 3-925-2000. Our address in the U.S. is c/o Wavestream Corporation at 545 West Terrace Drive, San Dimas, California 91773.  Our web-site address is www.gilat.com. The information on our website is not incorporated by reference into this annual report.

We are a leading global provider of end-to-end broadband Satcom network solutions and services. We design, manufacture and provide full network management and equipment for Satcom as well as professional services to satellite operators, service providers and telecommunications operators worldwide. The equipment consists of very small aperture terminals, or VSATs, solid-state power amplifiers, or SSPAs, block up converters, or BUCs, low-profile antennas and on-the-Move/on-the-Pause terminals. With over 25 years of experience, we have a large installed customer base and have sold more than 1.2 million VSAT units spanning approximately 90 countries on six continents. We also provide connectivity services, Internet access and telephony, to enterprise, government and residential customers in Peru and Colombia over our own networks, which are built using our equipment and also over networks which we install mainly based on BOT contracts. Additionally, we build telecommunication infrastructure typically using fiber-optic and wireless technologies for broadband connectivity.

Our products are primarily sold to communication service providers and operators that use VSATs for their customers and to government organizations and system integrators that use our technology. Gilat is particularly active in the following market sectors: Enterprise and Government applications; Consumer broadband access; Cellular connectivity; National telecommunication connectivity and Mobility applications for air, land and sea. We provide services directly to end-users in various market sectors including in certain countries in Latin America and provide managed network services, such as in Australia, over a VSAT network owned by a third party. We have 20 sales and support offices worldwide, four network operations centers and five R&D centers.

We shipped our first generation VSAT in 1989 and since then we have been among the technological leaders in the VSAT industry.  Our continuous investment in research and development has resulted in the development of new and industry-leading products and our intellectual property portfolio includes 62 issued patents (53 U.S. and 9 foreign) relating to our VSAT and other systems as well as 17 issued patents (15 U.S. and 2 foreign) relating to our Satcom-On-The-Move antenna solutions and 13 issued patents (3 U.S. and 10 foreign) for our high power SSPAs.

Sale of Spacenet

In December 2013, we sold our Spacenet subsidiary to SageNet for approximately $16 million, subject to certain post-closing adjustments and expenses. During 2015 and 2014, some of the post-closing adjustments were resolved and consequently we incurred additional expenses of approximately $0.2 million and $0.8 million, respectively, related to those adjustments. These additional expenses are accounted as discontinued operations. Through Spacenet we previously provided managed network communications services utilizing satellite wireline and wireless networks and associated technology. Spacenet served enterprise, government, industrial small office/home office, or SOHO, and residential customers throughout North America. Spacenet provided three primary lines of service: custom commercial grade networks for large enterprise and government customers; Connexstar networks, which are standardized commercial grade services; and StarBand services, which are typically geared towards SOHO and residential users. Spacenet was previously accounted under the Service Division. As a result of this transaction, we recorded in 2013 a loss of $1.39 million, which includes banker’s fees, legal fees and other transaction related expenses.

In 2015, 2014 and 2013, our property and equipment purchases related to our continuing operations amounted to approximately $3.9 million, $12.6 million and $4.1 million, respectively.  These amounts do not include the reclassification of inventory to property and equipment made during 2015, 2014 and 2013 in the amount of approximately $2.5 million, $2.9 million and $3.8 million, respectively.

B.	Business Overview

We are a leading provider of satellite ground segment and other network communications solutions and services. We design and manufacture satellite ground segment and networking communications equipment, which we sell to our customers either as network components (BUCs, antennas) or as complete network solutions (which include hubs and related services) or turnkey projects. The equipment that we develop includes commercial VSAT systems, defense and homeland security Satcom systems, SSPAs, BUCs, low-profile antennas, on-the-Move / on-the-Pause terminals and modems. Our equipment is used by satellite operators, service providers, telecommunications operators, system integrators, government and defense organizations, large corporations and enterprises. We sell and distribute our products and provide our services internationally, in Latin America, Asia, Asia Pacific, the U.S., Africa and Europe. In particular, we provide connectivity services, Internet access and telephony, to enterprise, government and residential customers in Peru and Colombia over our own networks which are built using our own equipment and equipment purchased from other manufacturers in various technologies. We also provide NOC operations and hub services, such as in Australia, over a VSAT network owned by SingTel Optus Pty Limited, or Optus, a large Australian telecommunication company.

Since 2012, in line with our efforts to improve our business structure and organization for our target markets, we operate in three business divisions – Commercial Division, Mobility Division (including Wavestream, which provides its products primarily to defense and homeland security organizations) and our Services Division (which is comprised of our service businesses in Peru and Colombia).

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

In 2015, our Commercial Division continued to focus on the HTS market, while driving broader solutions, thereby enhancing our offering to combine technology and services. We also identified the Chinese market as a key growth region with opportunities for our fixed and mobility applications and have  made significant progress with our marketing efforts.

Mobility Division - provides on-the-move and on-the-pause satellite communication products and solutions to various industries as well as to defense and homeland security organizations worldwide, with a particular emphasis on IFC. Our Wavestream subsidiary is an independent designer and manufacturer of SSPAs and BUCs for mission-critical satellite communications worldwide and provides high-power SSPAs mainly to system integrators that serve various defense and homeland security agencies and to the avionics industry. Representative customers of Wavestream include General Dynamics, TCS, L-3, Honeywell, Tecom and Astronics AeroSat Corporation, or AeroSat. Wavestream’s patented leading-edge spatial power combining technology enables higher output power from smaller packages with greater efficiency, reliability and lower cost than other existing technologies in high frequency bands like Ka. Wavestream provides product solutions for multiple applications targeting defense, commercial and broadcast satellite communications systems.  In addition, we provide our Raysat low profile antennas for various military and commercial applications such as homeland security, emergency response and trains. Typical customers include various military and special forces, directly or through integrators. We also provide on-the-Pause terminals such as SatTrooperTM and SatRangerTM, our manpack solutions, which are quick deploy terminals for broadband communications.  Additionally, we provide UAV terminals that provide beyond line of sight (BLoS) communications to different size UAVs. Our typical customers are various platform manufacturers.

Services Division - comprised of our service businesses in Peru and Colombia, or Gilat Peru & Colombia, offers rural telephony, data transmission and Internet access solutions and operates these networks through our subsidiaries there, under projects that are subsidized by governmental entities. In Peru, we also provide Internet and data services to public institutions and to the private sector, generally awarded by means of public bids.

In the year ended December 31, 2015, we derived approximately 51%, 28% and 21% of our revenues from our Commercial Division, Services Division and Mobility Division, respectively.

We have diversified revenue streams that result from both sales of products, which include construction of networks, and services. In the year ended December 31, 2015, approximately 65% of our revenues were derived from sales of products and 35% from services.  During the same period, we derived 51%, 24%, 14%, 8% and 3% of our revenues from Latin America, Asia and Asia Pacific, North America, Europe and from Africa, respectively.

Industry Overview

There is a global demand for satellite-based communications solutions for a number of reasons. Primarily, satellite-based communications is still the only truly ubiquitous networking solution. Secondly, satellite communications are more readily available as compared to alternative terrestrial communications networks. Lastly, satellite communications solutions offer rapidly deployed secure broadband connectivity and broadband communications on the move.

A two-way broadband satellite communications solution is comprised of the following elements:

•	Communications satellite – Typically a satellite in geostationary orbit (synchronized with the earth’s orbit) with a fixed coverage of a portion of the earth (up to approximately one third).

•
Satellite communications ground station equipment – These are devices that have a combination of datacom and RF (Radio Frequency) elements designed to deliver data via communication satellites. Examples of ground station equipment are remote site terminals, such as VSATs, and central hub station systems. We are a leading provider of VSAT ground station equipment. Ground station equipment is typically comprised of the following elements:  modem, amplifiers, BUCs and antennas.

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

•
Antenna – Antennas can vary quite significantly in size, power and complexity depending on the ground equipment they are connected to, and their application. For example, antennas connected to remote sites generally are in the range of one meter in diameter while those connected to the central hub system can be in the range of ten meters in diameter. Antennas used on moving vehicles need to be compact and have an auto-pointing mechanism so that they can remain locked onto the satellite during motion. We are a leading provider of low-profile in-motion satellite antennas.

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

Satellite operators provide satellite transponder capacity (a portion of the satellite's bandwidth and power which is used to establish one or more communication channels) on satellites positioned in geostationary orbit above the equator. A typical satellite can cover a geographic area the size of the continental U.S. or larger. The satellite receives information from the ground station equipment, amplifies it and transmits it back to earth on a different frequency. Satellite operators sell the capacity in a variety of leasing agreements to their customers. Our technology is compatible with C-band, Ku-band and Ka-band satellites including special extended C-band and extended Ku-band satellites. Some of the leading satellite operators are Intelsat, SES and Eutelsat.

Ground station equipment providers manufacture network equipment for both VSAT networks and broadcast markets. VSAT systems connect a large central earth station, called a hub, with multiple remote sites (ranging from tens to thousands of sites), which communicate via satellite.  We are a leading ground station equipment provider for VSAT systems, high-power amplifiers and low-profile antennas for Satcom-on-the-move.

Communication service providers buy equipment from ground station equipment providers, install and maintain such equipment, lease capacity from satellite operators and sell a full package of communication services to the end user. Our subsidiaries in Peru and Colombia are leading communication service providers in Peru and Colombia.

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

Given the technological and implementation benefits afforded by VSAT networks, we believe that the market for VSAT products and services will continue to grow. In particular, according to a 2015 report from NSR, a leading international telecom market research and consulting firm, the number of broadband satellite sites and subscribers is expected to grow at a compounded annual growth rate, or CAGR, of 11.3% through 2024.

In addition, satellite communications is an effective solution for mobility, especially for maritime and for international flight.

The availability of auto-pointing satellite antennas designed for in-motion two way communications has created market demand particularly from the defense segment and from first responders, such as emergency services. These antennas are usually mounted on the roof of a vehicle and connected to a satellite terminal within the vehicle. An important requirement that defense organizations have in this mission-critical application is for low-profile antennas, to avoid drawing unnecessary attention to the vehicle. We believe that the demand for light-weight, low-profile antenna systems will increase as well.

Another important requirement emerging is for next generation solid-state power amplifiers able to provide high output power, greater efficiency and field-proven reliability in smaller, lighter weight product packages suitable for fixed, mobile, and airborne antenna systems. These amplifiers, designed and thoroughly tested for use in extreme environments, help provide uninterrupted connectivity to support mission-critical defense operations, as well as demanding inflight connectivity and consumer broadband applications.

There are five primary market categories that require broadband satellite products and services:

Enterprise and Business.  End-users include large companies and organizations, small- medium enterprises, or SMEs, and small office / home office (SOHO) end users. For enterprises, VSAT networks offer network connectivity and deliver voice, data and video within corporations (known as corporate intranets), Internet access, transaction-based connectivity that enables on-line data delivery such as point-of-sale (credit and debit card authorization), inventory control and real time stock exchange trading.

High-End. The high-end market consists of customers that have more demanding network performance requirements. These requirements usually include a higher level of Quality of Service, or QoS, than the typical user, higher speed connectivity, segregation of their traffic from other users’ traffic and more control over the network. Examples of customers belonging to the high-end market are industrial energy organizations such as oil & gas and mining companies, digital satellite news gathering companies, or DSNG companies, maritime companies and mobile operators. Another emerging area is the airborne market which requires reliable, compact solutions that can operate in extreme environments to provide in-flight connectivity services to business, commercial and aviation customers around the world.

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

Government.  The government sector consists of homeland security and military users. The versatility, reliability, and resiliency of satellite broadband networks, the in-motion low profile antennas and the lightweight SSPAs are a perfect fit for security and armed forces. Spatial-combining technology implemented on the Wavestream SSPAs introduces significant efficiency, size and weight advantages. For example, Satcom systems with low power lightweight amplifiers can be quickly deployed in disaster areas, as a replacement for destroyed wireless or wire line networks, providing communication services to emergency personnel and law enforcement units. In military applications, Satcom networks can be used as a reliable overlay to manage the entire battlefield communications, serve as communication backup infrastructure, and be used for primary tactical communications offering communications from a moving vehicle. In these cases the low-profile antennas provide additional benefit to the end-user. Smaller, light weight and reliable BUCs are also important for airborne applications.

Our Competitive Strengths

We are a leading provider of satellite communication and networking products and services. Our competitive strengths include:

Market leadership in large and growing markets.  Since our inception, we have sold more than 1.2 million VSATs, over 3,000 low profile antennas and over 25,000 BUCs and SSPAs to customers in approximately 90 countries. Our customer base includes a large number of satellite-based communications service providers, system integrators and operators worldwide. In addition, we are one of the largest satellite communications service providers to rural communities in Latin America.

Technology leadership.  We have been at the forefront of VSAT technology and services for over 25 years and continue to be an innovator and developer of new satellite technologies. Our highly customizable VSAT technology enables us to provide a wide range of broadband, Internet, voice, data and video solutions to our customers. We offer an optimized family of VSATs which can attain a rate of up to 200Mbps. Our product and operations infrastructure is capable of running hubs with greater than 99.8% availability while rolling out thousands of new VSAT site locations each month. Our SkyEdge II-c, state-of-the-art solution, provides high performance and excellent space segment efficiency. Our legacy product lines are known for their durability and resilience.  We provide advanced on-the-Move terminals, including all components such as antennas, BUCs and modems. Our low-profile, Satcom-On-The-Move antennas provide reliable broadband communications for defense and homeland security applications. Our state-of-the-art SSPAs provide excellent performance, even at the extreme end of temperature and environmental performance specifications. X-Architecture, our new cloud-based distributed architecture, and our electronically-steered array / phased array antenna (ESA/PAA) are our two most recent innovations that, we believe, have positioned us as a leader in providing cutting-edge satellite communications technology. Our research, development and engineering team, comprised of 280 persons, enable us to rapidly develop new features and applications. Moreover, by directly serving end-users through our service organizations, we are able to quickly respond to changing market conditions and maintain our leadership position in the market.

Global presence and local support.  We have sold our products in approximately 90 countries on six continents. Our products and services are used by a large and diverse group of customers including some of the largest enterprises in the world, several government agencies and many rural communities. We have 20 sales and service offices worldwide. Through our network of offices we are able to maintain a two-tier customer support program offering local support offices and a centralized supply facility.

Complementary business lines for turnkey solutions.  Our business divisions are able to provide a full turnkey solution to our customers by integrating a diverse range of value-added products and services. Our product and service offerings - VSAT network equipment, small cell solutions, power amplifiers, low-profile Satcom-On-The-Move terminals, antennas, installation, operation and maintenance -  provide communication services ranging from broadband, Internet, voice, data and video to managed solutions that can be customized and are highly flexible. Our business model enables us to be closely attuned to our customers’ needs and to rapidly adapt to changing market trends. Our VSAT-based networks sometimes serve as platforms for the delivery of complete systems, providing versatile solutions for corporate enterprises, government agencies, SMEs, rural communities, SOHOs and consumers.

Diversified revenue streams and customer base.  For the year ended December 31, 2015, approximately 65% of our revenues were generated from equipment sales and 35% of our revenues were generated from services. Our equipment sales are generally independent equipment orders which often generate maintenance contracts and additional opportunities for future equipment sales and also include the revenues from the construction phase of large-scale projects. Our service sales are characterized by long-term contracts that provide a recurring revenue base. In the year ended December 31, 2015, our three business divisions, Commercial, Services and Mobility, accounted for 51%, 28% and 21% of our revenues, respectively.

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

Experienced management team.  Our management is comprised of highly experienced executive team. Both Mr. Dov Baharav, the Chairman of our Board of Directors and our interim Chief Executive Officer and Mr. Yona Ovadia, who was appointed as our Chief Executive Officer  effective as of March 31, 2016, have broad experience in senior executive positions. Mr. Baharav served as Chairman of the Board of Directors of Israel Aerospace Industries Ltd. and was President and CEO and a member of the Board of Directors of Amdocs Management Limited, or Amdocs, (NASDAQ: DOX). Prior to joining our Company, Mr. Ovadia served as Group President & Head of Services Group at Amdocs since 2013 and in various other executive positions.

Our Growth Strategy

Our objective is to leverage our superior technology and services capabilities in order to:

Become the key partner of HTS and Ka-band Satellite Operators – We will continue to serve as a meaningful partner of HTS Operators, leveraging its leading technology in the market and its breadth of services to deploy and operate ground segments.

Expand presence in the IFC market – We are placing a major focus on developing a new dual band Ka/Ku terminal, as well as leveraging our unique Phased Array antennas, to serve the high growth IFC market.

Provide Internet Broadband to rural areas – We intend to build on our vast experience in bringing broadband Internet to rural areas in Latin America and identify additional markets to expand into.

Enhance our Offerings – We intend to enhance our offerings to provide comprehensive turnkey solutions to Telcos and large enterprises.

Focus on the Chinese market – We are focused on supporting the growing Chinese market, which encompasses all of the above business drivers in a single territory, with our technology and expertise. China is expected to be at the forefront of next-generation fixed and mobile satellite services, providing consumers, businesses and government organizations throughout the country with valuable high-speed broadband services.

Our Businesses in 2015

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

Our Commercial Division is headquartered in Petah Tikva, Israel and operates through multiple offices worldwide.

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

Our SkyEdge II-c system supports large-scale broadband services for both consumer and enterprise applications, including fast web browsing, high-speed trunking, video streaming, Internet Protocol Television, or IPTV, Voice Over Internet Protocol, or VoIP, and other bandwidth-intensive services. It includes a unified, centralized network management system, or NMS which manages all hub elements at all gateways from a central NOC location. Enhanced FCAPS functions and the electronic machine to machine interface enable full visibility, control and seamless integration with the operator’s operations support system/ business support system, or OSS/BSS, environment.

The SkyEdge II-c platform supports four VSAT types: Gemini, Libra, Capricorn and Taurus.

•
SkyEdge II-c Gemini is a family of compact high-throughput routers, designed to enable high speed broadband services while meeting cost efficiencies required by residential customers and businesses. Gemini enables fast web browsing, video streaming, IPTV, VoIP, and other bandwidth intensive services. This solution comes in variations for enterprise applications such as retail, banking, automatic teller machines, or ATMs, lotteries and USO/USF government-funded programs aimed to expand broadband connectivity to underserved regions

•
SkyEdge II-c Libra empowers mobile operators, ISPs and Direct to Home, or DTH service providers by combining satellite and cellular technologies. This hybrid terminal provides a low-cost solution for underserved areas where existing mobile network infrastructure or DSL cannot provide reliable high-speed broadband Internet. Libra offers satellite download speeds as fast as 20 Mbps. Meanwhile, upload traffic remains within the customer’s existing network, even if speeds of only a few Kbps are available. Libra enables MNOs and DTH providers to leverage their existing infrastructure to provide broadband service to the home.

•
SkyEdge II-c Capricorn is the latest addition to the SkyEdge II-c family of high-performance satellite routers. Capricorn has been designed to deliver ultra-high-speed broadband services while satisfying the need for cost efficiencies. Capricorn is a full-featured IP router, supporting Ku/Ka/C bands with throughput of up to 200Mbps and patent pending acceleration techniques. It is suitable for high performance and high bandwidth-hungry applications such as ultra-fast web browsing, video streaming, IPTV, VoIP, cellular backhauling, and IP trunks. Capricorn comes in various versions including a telco-grade rack-mounted version and an outdoor version.

•
SkyEdge II-c Taurus will manage the entire in-flight Satcom connectivity with simultaneous support for broadband IFC and IPTV and will be a key component of our Ku/Ka aeronautical Satcom solution, as Gilat's ultra-high-performance aero-modem manager (MODMAN) for in-flight connectivity.

All SkyEdge II-c VSATs are full-featured IP routers, supporting enhanced IP routing features such as DHCP, NAT/PAT and IGMP. Advanced application-based QoS guarantees the performance of real-time applications such as VoIP and video streaming, while also supporting other data applications. SkyEdge II-c VSATs also support next generation IPv6 networking.

SkyEdge II-c VSATs provide operational simplicity and reduced operational expenditures. They provide simple, Do-It-Yourself, VSAT installation that expedites deployment and reduces costs. The VSAT kit is designed with minimum assembly parts and an easy to point antenna. In addition, the Gilat Ka-band transceiver is equipped with audible indicators to assist in the fine pointing. The VSAT customer premises equipment, or CPE, includes an intuitive graphical user interface that guide the installer step by step through the installation and service activation process.

Commercial Division Solutions

Vertical Solutions

We target specific vertical markets where our products and solutions are most suitable and in which we have multiple references and credibility. These vertical markets include the consumer market, cellular backhaul, oil and gas, banking and finance and rural and e-government markets, among others.

Cellular Small-Cell-over-Satellite Solution
Gilat’s CellEdge is an integrated small cell over satellite solution for cost effective cellular connectivity to remote areas on 2G/3G networks. The integrated solution comprises an outdoor small cell that is optimized to provide an enhanced user experience. The satellite backhaul is provided by Gilat’s SkyEdge II-c VSAT system, which minimizes satellite space segment overheads by applying efficient voice and data compression combined with satellite bandwidth allocation on demand. Because the small cell is lightweight, it can be mounted on a low-cost pole or light-tower. Power transmission is high while power consumption is low. The lack of overhead associated with this solution makes it particularly attractive to network operators and supports the business case for remote connectivity.

System Integration and Turnkey Implementation

We have expanded our business beyond core VSAT networks to deliver our customers complete and comprehensive solutions to their needs even where VSATs are not the main part of the solution. We see a growth in market demand for vendors capable of fully delivering integrated solutions for interdisciplinary, communication based projects.

In certain other situations we are required to provide our VSAT solution in a turnkey mode where we are responsible for the complete end-to-end solution. In the case of turnkey solutions, and occasionally in projects requiring system integrations, we provide our customers with a full and comprehensive solution including:

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

Manufacturing, Customer Support and Warranty

Our products are designed and tested at our facilities in Israel as well as our four other R&D facilities around the world. We outsource a significant portion of the VSAT manufacturing of our products to third parties. We also work with third-party vendors for the development and manufacture of components integrated into our products, as well as for assembly of components for our products.

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

Marketing and Sales

We use both direct and indirect sales channels to market our products, solutions and services. Our Commercial Division has organized its marketing activities by geographic areas, with groups or subsidiaries covering most regions of the world. Our sales teams are comprised of account managers and sales engineers who establish account relationships and determine technical and business requirements for the customer’s network. These teams also support the other distribution channels with advanced technical capabilities and application experience. Sales cycles in the VSAT network market vary significantly, with some sales requiring 18 months and even more, from an initial lead through signing of the contract, while sales stemming from an immediate need for product delivery can be completed within two to three months. The sales process includes gaining an understanding of customer needs, several network design iterations and network demonstrations.

Customers and Markets

We provide our Satcom solutions to satellite operators, governments, system integrators, telecommunication companies and MNOs, Satcom providers, ISPs, and homeland security and defense agencies.

Our customers benefit from:

•	a single accountable partner for all of their Satcom network needs;
•	high credibility and experience;
•	local presence and partnerships;
•	industry-leading technology and system integration;
•	flexibility and customization; and
•	proven ability to deliver innovative end-to-end solutions.

We sell and distribute our products and provide services internationally, particularly in Latin America, Asia, Asia Pacific, the U.S., Africa and Europe.

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

Service providers serving the rural communications market are typically public telephony and Internet operators providing telephony and Internet services through public call offices, telecenters, Internet cafes or pay phones. Some of the rural communication projects are for government customers. Examples of our rural telecom customers include Telefonica in Peru, Entel in Bolivia and SCT in Mexico.

Service providers for the consumer market are typically telecom operators planning to expand Internet service to the consumer markets.  We have signed an agreement with SES Broadband Services, or SBBS, (formerly known as SES and before that as ASTRA2Connect) for the delivery of network equipment and Ka-band end-user terminals for their European satellite-based consumer Internet service. The SBBS Ka service was launched in December 2012. As part of the SBBS consumer rollout, we received orders from several European ISPs. The SBBS Ka service allows European households to benefit from broadband satellite access, enabling internet, video and VoIP services.

Our VSAT networks also provide underserved areas with a high-speed Internet connection similar to DSL service provided to residential users. Among such customers are Optus in Australia, Hispasat in Spain and SBBS in several countries in Europe.

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

As a result of the above advantages, there is a demand for government-sponsored, VSAT-based bundled services of fixed telephony and Internet access. Many of these government-funded projects have been expanded to provide not only telephony services and Internet access, but to also provide tele-centers that can serve the local population. These tele-centers include computers, printers, fax machines, photocopiers and TVs for educational programs. Additional revenue may be received, both in the form of subsidies and direct revenues from the users, when these additional services are provided.

VSAT Services to Telecom Operators:

In some markets, existing telecom operators are mandated by the government to provide universal services. Providing these services in remote areas is a challenge to these operators, and they sometimes outsource these services to rural telecom service providers. The exact nature of these outsourcing projects varies, but they are typically a “Build-Transfer” model or a “Build-Operate-Transfer” model. Cable & Wireless in Panama was Gilat’s first “Build-Operate-Transfer” customer.

Mobility Division

Raysat Low-Profile Satcom-On-The-Move Antenna Systems

Our RaySat series consists of low-profile, in-motion, one-way and two-way antennas for mobile communications-on-the-move (COTM). Compact, aerodynamic and vehicle-mounted, RaySat antennas deliver mission-critical data, voice and video for secure, real-time information flow.

Our RaySat products operate in Ku, Ka and X bands and are ideal for both civilian and military SatCom On-The-Move (SOTM) applications such as:

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

A full suite of two-way, low-profile antennas is available with multiple onboard tracking sensors, enabling accurate tracking, short initial acquisition and instantaneous reacquisition.

RaySat antenna products are designed, manufactured and assembled at our facilities in Bulgaria.

Products

•
RaySat SR300 (X, Ka, Ku) antennas feature an advanced flat-panel array which covers both the Rx and Tx. Minimal size, weight and power (SWaP) permit installation on small vehicles or marine vessels. The antenna’s light weight ensures easy and safe mounting for quick and easy operation by non-technical personnel.

•
RaySat ER5000 (Ka, Ku) has a sturdy structure and compact size allowing for implementation on a wide range of vehicles. ER5000 antennas maximize throughput using high-efficiency waveguide panel technology. The low profile, ruggedized two-way antenna system enables real-time Ka- and Ku-band satellite communications for video, voice and data transfer.

•
RaySat ER7000 maximizes throughput using high-efficiency waveguide panel technology and the antenna’s light weight ensures easy and safe vehicle mounting. It has been widely deployed worldwide on trains and large vehicles.

•
RaySat ER6000 will be a high capacity versatile dual-band airborne satellite two-way antenna for IFC that is capable of being switched between Ka and Ku bands during flight, and can operate in either band as required. This solution will enable aeronautical real-time broadband satellite communications for video, voice and data. The antenna is designed to maximize throughput by using high-efficiency waveguide panel technology. Its low profile and light weight will permit easy and safe mounting on aircraft. The rugged antenna structure will be particularly suited for operation in challenging environments, providing reliable, continuous, in-flight broadband communications.

•
Electronically-Steered-Array, Phased-Array Antenna (ESA/PAA) is an ultra-slim (low-profile) antenna with no moving parts that will electronically steer the transmission and reception beams towards the satellite, allowing operation even around the equator. The antenna design will be highly scalable, with array dimensions that can be changed to optimally match specific gain requirements, making it suitable for a wide range of mobile platforms (aerial, land and maritime) and various throughput performance needs. Owing to its scalability and ultra-low profile, the antenna will be particularly suited to supporting SOTM connectivity for platforms that are constrained by size and weight.

Wavestream BUCs and SSPA

Wavestream, founded in 2001, designs and manufactures next generation solid-state power amplifiers for mission-critical defense and broadcast satellite communications systems. Wavestream’s innovative, patented Spatial AdvantEdge™ technology provides higher output power, greater reliability and lower energy usage in more compact packages than traditional amplifier solutions. Wavestream’s proven family of products meet the growing demand for greater efficiency and significant lifecycle cost reductions for satellite communications systems worldwide. We acquired Wavestream in November 2010.

Wavestream’s headquarters, research and development, engineering and manufacturing facilities are located in San Dimas, California, with an additional research and development center in Singapore. Our Wavestream BUCs are manufactured in our San Dimas facility.

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

Wavestream’s customers include General Dynamics, Telecommunications Systems (TCS), L-3, Honeywell, Tecom and AeroSat.

Wavestream Products

Wavestream designs and manufactures RF amplifiers, BUCs and transceivers that use solid-state sources to produce high power at microwave and millimeter-wave frequencies. Our patented Spatial AdvantEdge™ technology allows us to create more compact product packages that provide higher power, greater reliability and improved efficiency for any mission-critical application. The spatially power combined amplifier employs a different technique for combining the transistor outputs than traditional Monolithic Microwave Integrated Circuit, or MMIC, based amplifiers. Rather than combining in multiple steps, increasing loss and size with each combining stage, all transistor outputs are combined in a single step. Many amplifying elements synchronously amplify the input signal, and their outputs are combined in free space for very high combining efficiency.

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

We believe that Wavestream has established a leadership position with its compact, highly efficient SSPAs with a field-proven family of Ka, Ku, X and C-band products.  Wavestream’s products are designed and tested to meet strenuous requirements for temperature, shock and vibration, over the full range of frequency and at the extremes of environmental performance specifications.  Wavestream’s field-proven technology and its reputation for innovation and quality, drives solutions for multiple applications targeting military, aerospace, commercial and broadcast satellite systems.

Wavestream AeroStream™

The Wavestream AeroStream™ is a state-of-the-art transceiver for challenging inflight satellite communications environments. AeroStream products meet RTCA/DO-160G, Boeing, Airbus and ARINC specifications for commercial aircraft as well as MIL-STD requirements for military aircraft. The AeroStream™ transceiver is in certification process with the FAA. AeroStream incorporates Wavestream’s next generation Spatial AdvantEdge™ technology to provide high power output with greater efficiency and reliability for airborne satellite communications applications. The AeroStream transceiver offers all necessary interfaces to work seamlessly with leading modems and Antenna Control Units, or ACUs, to provide a convenient turnkey solution.

Integrated Solutions

We offer fully integrated solutions based on our own technology and components. Our integrated solutions feature the highest standards of reliability and efficiency combining our own VSAT/modems, antennas and BUCs. We leverage our innovative and industry-leading technological capabilities from R&D centers around the world.

•	Manpack Solution
We provide an integrated quick-deploy Satcom solution for net-centric emergency and battle situations while on-the-Move or on-the-Pause. We offer both commercial and military manpack terminals, named SatRanger and SatTrooper, respectively. These lightweight, portable solutions provide data, video and telephony under the toughest environmental and battle conditions. The small-size antenna can be set up in just a few minutes with automatic pointing and does not require any tools for assembly. The manpacks are highly integrated with our operationally proven components: antennas, built-in modems, BUCs and LNBs, all incorporated into one ruggedized enclosure. Low power consumption enables long hours of battery operation. The manpacks provide high availability, secure communications and excellent performance in extremely low SNR conditions.

•	Unmanned Aircraft Systems (UAS) and Unmanned Surface Vehicles (USV) Solutions
Our BlackRay Satcom terminals are specially designed for UAS and USV.  These terminals have been used worldwide in commercial and military applications, which require high-throughput communications and minimal size, weight, and power (SWaP). The system’s miniscule dimensions allow Beyond-Line-of-Sight (BLoS) operations for even the smallest platforms, in harsh weather conditions, while supporting video and data downlink and uplink applications. These highly integrated terminals feature best-of-breed antenna, modem and BUC technologies developed and manufactured by us. Customized solutions of the BlackRay platform are also available for specific customer platforms and needs.

We provide a set of BlackRay terminals for different needs:

o	Unmanned Aircraft Systems (UAS)
Our BlackRay 71 and Parabolic systems serve the critical need to exploit the full capabilities of an aircraft’s operational range. As one of the industry’s smallest and most compact aerial solutions in its category, our integrated approach can dramatically increase mission effectiveness. We offer a full range of Satcom systems for Group 3, 4 and 5 UAS, operating in Ku-, Ka- and X- band, and available in different sizes and bit rates.

o
Unmanned Surface Vehicles( USVs)
Our BlackRay Maritime 300 is a compact system that can be quickly implemented to deliver high-throughput communication, even for small USVs. The BlackRay Maritime 300 has been designed to meet minimal size, weight and power (SWaP) requirements, yet can transmit more than 2Mbps for any IP-based video or data BLoS application. This maritime terminal delivers spectrum-efficient IP connectivity, adaptive in real time to varying link conditions.

Services Division

Gilat Peru & Colombia

We are a service provider for public telephony and Broadband services in rural areas in Peru and Colombia, using our hubs and VSATs equipment, and wireless terrestrial technologies (typically, fiber-optic and wireless technologies). We are generally engaged through BOT contracts subsidized by the government. Accordingly, we build the infrastructure, act as a licensed telecommunications operator for a defined period and then transfer the network to the customer. We also build telecommunication infrastructure typically using fiber-optic and wireless technologies for broadband connectivity and transfer them to government upon completion.

Our services include operating public phones (primarily utilizing prepaid cards) and providing broadband services to public entities, such as schools, health centers and police stations. In addition, Gilat Peru uses its infrastructure to provide services to enterprise, SME, SOHO and residential customers as well as governmental entities, such as Poder Judicial Del Peru and the Peruvian national bank, Banco de la Nacion. We also provide satellite telecommunication equipment to local operators and to governmental entities, such as the ministry of education.

Our subsidiaries in Peru and Colombia have local offices in Lima, Peru and Bogota, Colombia.

Services and Solutions

We began to operate in Peru in 1998, with the award of our first rural telephony project called “Frontera Norte” for FITEL. Since then, we have participated in most rural communications projects launched by the Peruvian government and have won various projects. Overall, we operate approximately 7,500 telephony sites in Peru, and approximately 850 Internet services sites, and have been awarded over large-scale government contracts to build and operate, or to build, operate and transfer, these networks. Additionally, we have developed services for financial sector customers, such as Banco de la Nacion, utilizing our current infrastructure and providing those customers with Internet, data and telephony services. Our rural network manages millions of incoming and outgoing minutes every month, serving more than six million people in rural areas. In December 2013, we were awarded a contract from the Peruvian government (through FITEL) for the deployment and operation of a wireless transport and distribution network in the northern Amazonas region of Peru. The contract, worth $30 million, is for construction of the network, its operation for 10 years and the provision of services to 88 villages along the network’s path. This contract was expanded in 2014 for approximately $6 million for the deployment and operations of Internet and telephony services in 24 additional localities along the Amazonas River. Amazonas project and its expansion was successfully constructed, approved by FITEL and entered the operation phase. In 2015 Gilat Peru was awarded four Regional FITEL Projects from the Peruvian government (through FITEL), with expected revenues of $393 million over approximately 11 years for the construction of networks, operation of the networks for a defined period and their transfer to the government. In the Regional FITEL Projects Awarded in March 2015, we will build fiber-optic transport networks, operate them for up to one year and transfer them to the Peruvian government, whereas in the Regional FITEL Project awarded in December 2015, we will build the transport network and immediately transfer to the Peruvian government. Additionally, the access networks, which we will build as part of the Regional FITEL Projects will be based on wireless technologies, operated by us for 10 years and then transferred to the Peruvian government. We also expect to generate additional revenues by enabling cellular carriers to acquire capacity over these networks to address the growing needs for voice, data, and internet in these regions.

Gilat Colombia started operations in 1999 by winning the government’s Compartel I project focused on rural telephony. This project was followed by several projects awarded by the Colombian government to Gilat Colombia, under which Gilat Colombia operated large networks of thousands of rural sites spread throughout the country. The services for those rural sites included broadband internet connectivity, telephony, Internet, fax and other services. In December 2013, a project, as part of the Kioscos Digitales project initiated by the Colombian Ministry of Information Technologies and Communications, or the Ministry of ITC, in the aggregate amount of 189 Billion Colombian Peso (approximately $60 million, based on the representative rate of exchange published as of March 8, 2016). Under this project, Gilat Colombia provides Internet/telephony connectivity for assimilation of educational and small communities programs in 1903 Kioscos sites in rural areas of the country. This project is expected to end in the first quarter of 2018.  During the fourth quarter of 2015, we recorded impairment of long lived assets of $10.1 million related to the Kioscos Digitales project. For more information, see ITEM 5.A - “Operating and Financial Review and Prospects - Operating Results - Impairment of Intangible Assets and Long-Lived Assets”.

Enterprise and Government Agencies

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

Our Services Division, through its subsidiaries in Peru and Colombia, has local offices in Lima, Peru and Bogota, Colombia.

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

We compete in some HTS markets with competitors such as ViaSat and HNS that have launched high throughput satellites. Although we have entered the HTS market with competitive technology, we continue to expect competition in this market to increase.

Due to the nature of the HTS solution, the VSAT technology is, at times, commercially tied to the satellite technology itself, and, consequently, there may be circumstances where it is difficult for competitors to compete with an incumbent VSAT vendor using the particular HTS satellite.

Our low-profile in-motion antennas compete with products from competitors such as Cobham, ERA, Panasonic, Orbit, Thinkom, Wiworld, Tracstar and L-3. This market is nascent, and not as mature as the fixed VSAT or satellite services markets.

Wavestream’s primary competitors are Comtech Xicom Technology, Inc., CPI Satcom (which acquired Codan Satcom in 2012), General Dynamics Satcom  Technologies and Paradise Datacom.

In Peru and Colombia, where we primarily operate public rural telecom services, we typically encounter competition on bids for projects subsidized by the government or other public entities from various service providers, system integrators and consortiums. Some of these competitors offer solutions based on VSAT technology and some on alternate technologies (typically fiber-optic or wireless).  As operators that offer terrestrial or cellular networks expand their reach to certain Peru and Colombia regions, they compete with our VSAT solutions. Among such competitors are Telefonica del Peru, Axesat S.A., Skynet Colombia S.A. and Newcom International (acquired by Speedcast recently).

Geographic Distribution of our Business

The following table sets forth our revenues from continued operations by geographic area for the periods indicated below as a percent of our total sales:

	Years Ended December 31,
	2015	2014	2013
Latin America	51%	47%	36%
Asia and Asia Pacific	24%	22%	39%
North America	14%	18%	11%
Europe	8%	7%	10%
Africa	3%	6%	4%
Total	100%	100%	100%

C.	Organizational Structure

	Country/State
Significant Subsidiaries	of Incorporation	% ownership

1. Gilat Satellite Networks (Holland) B.V.	Netherlands	100%
2. Gilat Colombia S.A. E.S.P	Colombia	100%
3. Gilat to Home Peru S.A	Peru	100%
4. Gilat do Brazil Ltda.	Brazil	100%
5. Gilat Satellite Networks (Mexico) S.A. de C.V.	Mexico	100%
6. Wavestream Corporation	Delaware	100%
7. Gilat Networks Peru S.A	Peru	100%
8. Gilat Australia Pty Ltd.	Australia	100%
9. Gilat Satellite Networks (Eurasia) Limited	Russia	100%
10. Gilat Satellite Networks MDC (Moldova)	Moldova	100%
11. Raysat Bulgaria EOOD	Bulgaria	100%
12. Gilat Satellite Communication Technology (Beijing) Ltd.	China	100%

Property, Plants and Equipment

Our headquarters are located in a modern office park which we own in Petah Tikva, Israel. This facility consists of approximately 380,000 square feet, out of which approximately 186,539 square feet are currently used by us and the remainder is subleased or offered for sublease to third parties.

We have NOCs in Australia, Peru and Colombia from which we perform network services and customer support functions.

We own facilities on approximately 140,400 square feet of land in Backnang, Germany.  Since May, 2002, these facilities are leased to a third party.  We own approximately 13,800 square feet of research and development facilities and rent approximately 12,600 square feet of manufacturing facilities in Sofia, Bulgaria, which such lease will expire on May 31, 2018, and rent approximately 6,500 square feet in Moldova for research and development activities.  Our Wavestream subsidiary currently occupies approximately 32,500 square feet of facilities for office space, research and development and manufacturing in San Dimas, California under a lease which will expire on November 30, 2016 and 3,838 square feet under a lease in Singapore, which will expire on August 24, 2016.

We also maintain facilities in Brazil, Colombia, Mexico, China, Peru and Australia, along with representative offices in Bangkok (Thailand), New Delhi (India), Almaty (Kazakhstan), Jakarta (Indonesia), Moscow (Russia) and small facilities in other locations throughout the world.

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

Introduction

We are a leading global provider of broadband satellite communication and networking solutions and services. We design, produce and market VSAT systems, integrated small cells, SSPAs, BUCs, low-profile antennas and on-the-Move / on-the-Pause terminals. Our equipment is used by Satcom operators, service providers, system integrators, government and defense organizations, large corporations and enterprises. We also provide connectivity services, Internet access and telephony, to enterprise, government and residential customers in Peru and Colombia over our own networks, which are built using our own equipment and also over networks which we install mainly based on BOT contracts. We also provide managed network services over VSAT networks owned by others.

We have a large customer installed base and have shipped more than 1.2 million VSAT units to customers in approximately 90 countries on six continents since 1989. We have twenty sales and support offices worldwide, four NOCs and five R&D centers. Our products are primarily sold to communication service providers and operators that use VSATs to serve enterprise, government and residential users. We also provide services directly to end-users in certain countries. We develop and provide Satcom-on-the-Move antenna solutions, terminals, SSPAs and BUCs, for commercial and defense broadband communications.

We operate three business divisions, comprised of our Commercial, Mobility and Services divisions:

•
Commercial Division - provides VSAT networks, satellite communication products, small cell solutions and associated professional services and comprehensive turnkey solutions. Our customers include service providers, satellite operators, MNOs, Telcos, and large enterprises worldwide. We are focusing on HTS initiatives worldwide and are driving meaningful partnerships with satellite operators to leverage our technology and breadth of services to deploy and operate the ground segment.

•
Mobility Division - provides on-the-Move/on-the-Pause satellite communication products and solutions to IFC service providers, system integrators, defense and homeland security organizations, as well as to other commercial entities worldwide. The division provides solutions on land, sea and air, while placing major focus on the high-growth commercial IFC market, with its unique leading technology. In addition, the division includes the operations of Wavestream, whose sales are primarily to IFC integrators as well as defense integrators.

•
Services Division – provides managed network and services for rural broadband access via its subsidiaries in Peru and Colombia. Our connectivity solutions have been implemented in large and national scale projects. Our terrestrial and satellite networks provide Internet and telephony services to thousands of rural communities and schools worldwide. Our turnkey solutions start with supplying network infrastructure, continue through ensuring high-quality, reliable connectivity and include full network support and maintenance, as well as support for applications that run on the installed network.

In December 2013, we sold our Spacenet subsidiary to SageNet for approximately $16 million, subject to certain post-closing adjustments and expenses. During 2015 and 2014, some of the post-closing adjustments were resolved and consequently we incurred additional expenses of approximately $0.2 million and $0.8 million, respectively, related to those adjustments. These additional expenses are accounted as discontinued operations. Spacenet was previously part of the Services Division.

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

Explanation of Key Income Statement Items

Revenues

We generate revenues mainly from the sale of products, which includes construction of networks, and  from services for satellite-based communications networks and from providing connectivity services, Internet access and telephony, to enterprise, government and residential customers in Peru and Colombia under large-scale contracts over our own networks and also over networks which we install mainly based on BOT contracts. These large- scale contracts sometimes involve the installation of thousands of VSATs or massive fiber-optic transport and access networks. Sale of products includes principally the sale of VSATs, hubs, SSPAs, low-profile antennas and on-the-Move / on-the-Pause terminals and the construction phase of large-scale projects. Service revenues include access to and communication via satellites, or space segment, installation of network equipment, telephone services, Internet services, consulting, on-line network monitoring, network maintenance and repair services. We sell our products primarily through our direct sales force and indirectly through resellers or system integrators. Sales consummated by our sales force and sales to resellers or system integrators are considered sales to end-users.

In 2015, one Services Division customer accounted for 11% of our revenues. In 2014, we did not have any customer who accounted for more than 10% of our revenues. In 2013, one Commercial Division customer accounted for 21% of our revenues.

Costs and Operating Expenses

Cost of revenues, for both products and services, includes the cost of system design, equipment, satellite capacity, salaries and related costs, allocated overhead costs, customer service, interconnection charges and third party maintenance and installation.

Our research and development expenses, net of grants received, consist of salaries and related costs, allocated overhead costs, raw materials, subcontractor expenses, related depreciation costs and overhead allocated to research and development activities.

Our selling and marketing expenses consist primarily of salaries and related costs, allocated overhead costs, commissions earned by sales and marketing personnel, trade show expenses, promotional expenses and overhead costs allocated to selling and marketing activities, as well as depreciation expenses and travel costs.

Our general and administrative expenses consist primarily of salaries and related costs, allocated overhead costs, office supplies and administrative costs, bad debts, fees and expenses of our directors, depreciation, and professional service fees, including legal, insurance and audit fees.

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

Consolidation.  Our consolidated financial statements include the accounts of our company and those of our subsidiaries, in which we have a controlling voting interest, as well as entities consolidated under the Variable Interest Entities, or VIEs, provisions of ASC 810, “Consolidation”, or ASC 810. Inter-company balances and transactions have been eliminated upon consolidation.

Most of the activity of Gilat Colombia consists of operating subsidized projects for the Ministry of ITC, through its “Dirección de Conectividad”, or DirCon, (formerly known as Compartel Program).  The first projects were originally awarded to our Colombian subsidiaries in 1999 and 2002 and were extended several times. An additional project was awarded to us by the Ministry of ITC in 2011 and was completed in December 2013. We were awarded another project from the Ministry of ITC in 2013, which is ongoing and scheduled to be completed in 2018.

As required in the bid documents for the Ministry of ITC projects, we established trusts, or the Trusts, and entered into a governing trust agreement for each project, or collectively the Trust Agreements. The Trusts were established for the purpose of holding the network equipment, processing payments to subcontractors, and holding the funds received through the subsidy from the government until they are released in accordance with the terms of the subsidy and paid to us. The Trusts are a mechanism to allow the government to review amounts to be paid with the subsidy and to verify that such funds are used in accordance with the transaction documents and the terms of the subsidy. We generate revenues both from the subsidy, as well as from the use of the network that Gilat Colombia operates.

The Trusts are considered VIEs and we are identified as the primary beneficiary of the Trusts.

Under ASC 810, we perform ongoing assessments of whether we are the primary beneficiary of a VIE. As our assessment provides that we have the power to direct the activities of a VIE that most significantly impacts the VIE’s activities (we are responsible for establishing and operating the networks), the obligation to absorb losses of the VIE that could potentially be significant to the VIE and the right to receive benefits from the VIE that could potentially be significant to the VIE economic performance, we therefore concluded that we are the primary beneficiary of the Trusts. As such, the Trusts were consolidated in our financial statements since their inception.

The cash held by the Trusts is consolidated within our financial statements and classified as "Restricted cash held by trustees". The advances from customers received by the Trusts are consolidated within our financial statements and classified as "Advances from customers held by trustees".

Revenues.  Revenues from product sales are recognized in accordance with ASC 605-10, "Revenue recognition" and with ASC 605-25 "Multiple-Element Arrangements" ("ASC 605"), when delivery has occurred, persuasive evidence of an agreement exists, the vendor’s fee is fixed or determinable, no further obligation exists and collectability is probable. When significant acceptance provision is included in the arrangement, revenues are deferred until the acceptance occurs. Generally, we do not grant rights of return. Service revenues are recognized ratably over the period of the contract or as services are performed, as applicable.

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

Revenues from products under sales-type-lease contracts are recognized in accordance with ASC 840 “Leases”, or ASC 840, upon installation or upon shipment, in cases where the customer obtains its own or other’s installation services. The net investments in sales-type-leases are discounted at the interest rates implicit in the leases. The present values of payments due under sales-type-lease contracts are recorded as revenues at the time of shipment or installation, as appropriate. Future interest income is deferred and recognized over the related lease term as financial income.

Revenues from products and services under operating leases of equipment are recognized ratably over the lease period, in accordance with ASC 840.

Revenues from contracts in which we provide construction or production of products (“Production-Type Contracts”) which are significantly customized  to the buyer’s specifications  are recognized in accordance with ASC 605-35, “Construction-Type and Production-Type Contracts”. In Production-Type Contracts under which we produce units of a basic product in a continuous or sequential production process, we recognize revenues based on the units-of-delivery method, recognizing revenue for each unit on the date that unit is delivered. In other Production-Type Contracts, that require significant construction and customization to the customer’s specifications, we recognize revenues using the percentage-of-completion method of accounting based on the input measure by using the ratio of costs related to construction performance incurred to the total estimated amount of such costs. The amount of revenue recognized is based on the total fees under the arrangement and the percentage of completion achieved. Provisions for estimated losses on uncompleted contracts, if any, are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contact.

Deferred revenue and advances from customers represent amounts received by our company when the criteria for revenue recognition as described above are not met and are included in “Other current liabilities” and “Other long term liabilities”, as appropriate. When deferred revenue is recognized as revenue, the associated deferred costs are also recognized as cost of sales.

Income Taxes. We account for uncertain tax positions in accordance with ASC 740, “Income Taxes”, or ASC 740. ASC 740-10 clarifies the accounting for income taxes by prescribing the minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements. ASC 740 utilizes a two-step approach for evaluating tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) is only addressed if step one has been satisfied (i.e., the position is more-likely-than-not to be sustained). Otherwise, a full liability in respect of a tax position not meeting the more-than-likely-than-not criteria is recognized. ASC 740 also provides guidance on de-recognition of tax positions, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure and transition. ASC 740 requires significant judgment in determining what constitutes an individual tax position as well as assessing the outcome of each tax position. Changes in judgment as to recognition or measurement of tax positions can materially affect the estimate of the effective tax rate and consequently, affect the operating results of our company.

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

During 2015, we encountered higher than expected expenses related to our project in Colombia, which resulted in operating and cash flow losses from this project. We considered these losses, combined with our projections for continuing losses from this project, as indicators of potential impairment of Gilat Colombia’s long lived assets and led us to evaluate the recoverability of those assets based on the future undiscounted cash flows expected to be generated by the assets. Following such evaluation, we came to the conclusion that the long-lived assets are not recoverable and impairment loss was calculated based on the excess of the carrying amount of the long-lived assets over the long-lived assets fair value. The $10.1 million impairment loss was recorded as part of "Impairment of long lived assets” in our Statement of Operations in the consolidated financial statements included in this annual report.

Future events could cause us to conclude that impairment indicators exist, and that additional long-lived assets and intangible assets associated with our acquired businesses are impaired. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

During 2014 and 2013, no impairment losses of long-lived assets were identified.

Goodwill. Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired. Under ASC 350 “Intangibles - Goodwill and Others”, or ASC 350, goodwill is not amortized, but rather is subject to an annual impairment test. ASC 350 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances, and written off if and to the extent it is impaired. We conduct our impairment testing in the fourth quarter of each year. Goodwill for all of our reporting units is tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is determined using discounted cash flows. Significant estimates used in the fair value methodologies include estimates of future cash flows, future growth rates and the weighted average cost of capital of the reporting units.

In 2015, the continuing pressure on the Department of Defense (“DoD”) budget in the United State along with delayed orders from other clients as well as other factors, resulted in a decline in revenues and operational results of our Mobility Division compared to budget and prior year’s results. These factors were considered by us as indicators of a potential impairment of the Mobility Division’s goodwill.

In accordance with ASC 350, “Intangible – Goodwill and Other” (“ASC 350”), following the identification of the impairment indicators, we performed a goodwill impairment test for the two reporting units in the Mobility Division, using the income approach to value the reporting units’ fair value. The impairment test resulted in a goodwill impairment of $ 20.4 million in 2015, attributable to the Wavestream reporting unit. This impairment was recorded as part of “Goodwill impairment” in our Statement of Operations.

The material assumptions used for the income approach were five (5) years of projected cash flows, a long-term growth rate of 4% and discounted rate of 13%.

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

Liabilities related to legal proceedings, demands and claims are recorded in accordance with ASC 450, “Contingencies”, or ASC 450, which defines a contingency as “an existing condition, situation, or set of circumstances involving uncertainty as to possible gain or loss to an enterprise that will ultimately be resolved when one or more future events occur or fail to occur.” In accordance with ASC 450, accruals for exposures or contingencies are being provided when the expected outcome is probable and when the amount of loss can be reasonably estimated. It is possible, however, that future results of operations for any particular quarter or annual period could be materially affected by changes in our assumptions, the actual outcome of such proceedings or as a result of the effectiveness of our strategies related to these proceedings.

Accounting for Stock-Based Compensation.   We account for stock based compensation in accordance with ASC 718, “Compensation-Stock Compensation”, or ASC 718, which requires us to measure all employee stock-based compensation awards using a fair value method and recognize such expense in our consolidated financial statements. We adopted ASC 718 using the modified prospective transition method. We estimate the fair value of stock options granted using the Black-Scholes option pricing model, and the fair value of Restricted Share Units, or RSUs, based on the market stock price on the date of grant and we recognized stock-based compensation expense of $1.9 million, $2.4 million and $2.3 million in 2015, 2014 and 2013, respectively. As of December 31, 2015, we had $1.5 million of total unrecognized compensation costs related to non-vested share-based awards granted under our stock option plans. That cost is expected to be recognized over a weighted average period of 1.25 years.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Revenues. Revenues for the years ended December 31, 2015 and 2014 for our three divisions were as follows:

	Year Ended			Year Ended
	December 31,			December 31,
	2015	2014	Percentage	2015	2014
	U.S. dollars in thousands		change	Percentage of revenues

Commercial
Products	65,666	82,488	(20.4)%	33.2%	35.1%
Services	35,269	47,818	(26.2)%	17.9%	20.3%
	100,935	130,306	(22.5)%	51.1%	55.4%
Mobility
Products	38,746	51,318	(24.5)%	19.6%	21.8%
Services	2,366	3,499	(32.4)%	1.2%	1.5%
	41,112	54,817	(25.0)%	20.8%	23.3%
Services
Products	24,558	23,725	3.5%	12.4%	10.1%
Services	30,938	26,285	17.7%	15.7%	11.2%
	55,496	50,010	11.0%	28.1%	21.3%
Total
Products	128,970	157,531	(18.1)%	65.3%	67.0%
Services	68,573	77,602	(11.6)%	34.7%	33.0%
Total	197,543	235,133	(16.0)%	100.0%	100.0%

Our total revenues for the year ended December 31, 2015 and 2014 were $197.5 million and $235.1 million, respectively. The decrease is mainly attributable to a decrease of approximately $29.4 million in Commercial Division revenues and a $13.7 million decrease in Mobility Division revenues, partially offset by an increase of $5.5 million in Services Division revenues.

The decrease in our Commercial Division revenues is primarily attributable to the completion of a few significantly large deals in the year ended December 31, 2014 in Latin America, Africa and Australia. In the year ended December 31, 2015 we did not secure deals of this magnitude. The satellite industry is shifting to HTS technology which is characterized by large deals with a longer decision-making process. This extended decision-making process has affected our results in 2015.

The decrease in Mobility Division revenues is primarily attributable to a decrease in our defense related revenues that was caused by a continued decrease in US DoD demand.

The increase in Services Division revenues is primarily attributable to revenues from the three Fitel projects which we were awarded in March 2015 and which we began deploying in 2015, and to the Kioscos project in Colombia, that is a services project from which we began to recognize revenues during 2014. This increase was partially offset by a decrease in revenues related to the FITEL project in the Amazonas region of Peru, which was deployed in 2014. The three Regional FITEL Projects which we were awarded in March 2015 and the additional Regional FITEL project awarded to us in December 2015, are expected to generate revenues of approximately $285 million and $108 million, respectively, over a period of approximately 11 years.

Gross profit. The gross profit of our three divisions for the years ended December 31, 2015 and 2014 was as follows:

	Year Ended		Year Ended
	December 31,		December 31,
	2015	2014	2015	2014
	U.S. dollars in thousands		Percentage of revenues per division

Commercial
Products	17,943	25,184	27.3%	30.5%
Services	19,567	27,535	55.5%	57.6%
	37,510	52,719	37.2%	40.5%
Mobility
Products	9,443	15,688	24.4%	30.6%
Services	954	2,106	40.3%	60.2%
	10,397	17,794	25.3%	32.5%
Services
Products	6,901	9,756	28.1%	41.1%
Services	(583)	3,366	(1.9)%	12.8%
Impairment of long lived assets	(10,137)	-	(18.3)%	-
	(3,819)	13,122	(6.9)%	26.2%
Total
Products	34,287	50,628	26.6%	32.1%
Services	19,938	33,007	29.1%	42.5%
Impairment of long lived assets	(10,137)	-	(5.1)%	-
Total	44,088	83,635	22.3%	35.6%

Our gross profit is affected year-to-year by the mix of revenues between products and services, the regions in which we operate, the size of our transactions and the timing of when such transactions are consummated. Moreover, from time to time we may have large-scale projects which can cause material fluctuations in our gross profit. As such, we are subject to year-to-year fluctuation in our gross profit.

Our gross profit margin decreased to 22.3% in 2015 from 35.6% in 2014. The decrease in our gross profit margin in the year ended December 31, 2015 is mainly attributable to impairment of long lived assets in the amount of approximately $10.1 million and decrease in our overall sales compared to the year ended December 31, 2014. As a result of the fixed cost component in our costs of goods sold, the decrease in overall sales generally resulted in a significant decrease in our overall gross margin, as further discussed below.

In the Commercial Division, the decrease in our gross profit margin is mainly attributable to lower revenues over a similar level of fixed expenses in the year ended December 31, 2015, compared to the year ended December 31, 2014.

In the Mobility Division, the decrease in our gross profit margin is mainly attributable to lower revenues coupled with lower margin deals in the year ended December 31, 2015, compared to the year ended December 31, 2014.

In the Services Division, the decrease of gross profit margin is attributable to revenue from the Kisocos project in Colombia which carries a lower gross margin than average and from the impairment of long lived assets of approximately $10.1 million.

Research and development expenses, net. Our research and development expenses are incurred by our Commercial and Mobility Divisions. Our research and development expenses for the years ended December 31, 2015 and 2014 were as follows:

	Year Ended			Year Ended
	December 31,			December 31,
	2015	2014	Percentage	2015	2014
	U.S. dollars in thousands		change	Percentage of revenues per division

Commercial
Expenses incurred	16,698	19,099	(12.6)%	16.5%	14.7%
Less - grants	2,523	2,015	25.2%	2.5%	1.5%
	14,175	17,084	(17.0)%	14.0%	13.1%
Mobility
Expenses incurred	8,254	8,536	(3.3)%	20.1%	15.6%
Less - grants	17	462	(96.3)%	0.0%	0.8%
	8,237	8,074	2.0%	20.0%	14.7%

Total, net (*)	22,412	25,158	(10.9)%	15.8%	13.6%

(*) percentage of total net research and development costs of revenues is calculated based on total revenues from our Commercial and Mobility Divisions.

Research and development expenses decreased by approximately $2.7 million in 2015 compared to 2014. The decrease is related to a decrease in gross research and development expenses and is mainly attributable to our continuing efforts to integrate and create synergies in our research and development activities worldwide and to the appreciation of the U.S. dollar in relation to the NIS. OCS grants remained approximately at the same level in the year ended December 31, 2015 compared to the year ended December 31, 2014.

Selling and marketing expenses. The selling and marketing expenses of our three reportable divisions for the years ended December 31, 2015 and 2014 were as follows:

	Year Ended			Year Ended
	December 31,			December 31,
	2015	2014	Percentage	2015	2014
	U.S. dollars in thousands		change	Percentage of revenues per division
Commercial	16,839	23,401	(28.0)%	16.7%	18.0%
Mobility	6,947	7,809	(11.0)%	16.9%	14.2%
Services	1,037	1,327	(21.9)%	1.9%	2.7%
Total	24,823	32,537	(23.7)%	12.6%	13.8%

Selling and marketing expenses decreased by approximately $7.7 million in the year ended December 31, 2015 compared to the year ended December 31, 2014. Selling and marketing expenses decreased in our Commercial, Mobility and Services Divisions by approximately $6.6 million, $0.9 million and $0.3 million, respectively.

In our Commercial Division, the $6.6 million decrease in expenses is mainly attributable to a decrease in freight expenses, agent commission expenses and lower employees’ sales commission expenses due to lower revenues.

In our Mobility Division, the decrease of $0.9 million is mainly attributable decreased salaries and related benefits and other expenses resulting from reduction in work force and from cost efficiencies.

In our Services Division, the $0.3 million decrease is primarily attributable to lower salaries and other expenses.

General and administrative expenses.  The general and administrative expenses of our three divisions for the years ended December 31, 2015 and 2014 were as follows:

	Year Ended			Year Ended
	December 31,			December 31,
	2015	2014	Percentage	2015	2014
	U.S. dollars in thousands		change	Percentage of revenues per division
Commercial	6,622	7,808	(15.2)%	6.6%	6.0%
Mobility	6,271	5,961	5.2%	15.3%	10.9%
Services	5,751	7,134	(19.4)%	10.4%	14.3%
Total	18,644	20,903	(10.8)%	9.4%	8.9%

General and administrative expenses decreased by approximately $2.3 million in the year ended December 31, 2015 compared to the year ended December 31, 2014. This decrease is attributable to a $1.2 million and $1.4 million decrease in the expenses of our Commercial and Services Divisions, respectively, which were partially offset by an increase of $0.3 million in our Mobility Division.

In our Commercial Division, the $1.2 million decrease in expenses is primarily attributable to a decrease in salaries and related expenses and to the reversal of a contingency accrual. This decrease was partially offset by an increase in allowances for bad debt expenses attributable to certain customers and to the reversal of certain accruals in the year ended December 31, 2014 due to our participation in a tax amnesty program in Brazil (Refis).

In our Mobility Division, the $0.3 million increase is primarily attributable to higher legal expenses.

In our Services Division, the $1.4 million decrease is primarily attributable to lower salaries and related benefits expenses due to a reduction in head count and the effect of exchange rates coupled with lower legal expenses.

Goodwill impairment. In September 2015, we identified certain indicators that affected the carrying value of the goodwill of Wavestream within our Mobility Division. The continuing pressure on the DoD budget in the United State along with delayed orders from other clients as well as other elements, were reflected in the reduction of Wavestream’s actual revenues and operational results during the nine months ended September 30, 2015 compared to the budget and prior years’ results. We performed an analysis of Wavestream’s implied carrying value in accordance with ASC 350. As a result of this analysis, we recorded goodwill impairment losses of approximately $20.4 million in the year ended December 31, 2015. We are continuing to monitor the results of our reporting units.

Restructuring costs. In 2015, we initiated a restructuring plan to improve our operating efficiency at various operating sites and to reduce our operating expenses in the future. As a result, we recognized expenses of approximately $1.5 million in 2015, mainly for one-time employee termination benefits and costs to terminate a contract.

Financial expenses, net.  In the year ended December 31, 2015, we had financial expenses of approximately $7.2 million compared to financial expenses of approximately $3.8 million in 2014. The increase in our financial expenses is primarily attributable to changes in exchange rate between the local currency and the U.S. dollar in the countries where some of our subsidiaries are located, higher bank charges, sureties and guaranties expenses mainly related to our projects in Latin America and due to our participation in the Refis tax amnesty program in Brazil and the reversal of related accruals in 2014.

Taxes on income.  Taxes on income are dependent upon where our profits are generated, such as the location and taxation of our subsidiaries as well as changes in deferred tax assets and liabilities recorded mainly as part of business combinations. Tax expenses in the year ended December 31, 2015 were approximately $1.2 million compared to approximately $1.9 million in the year ended December 31, 2014.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Revenues. Revenues for the years ended December 31, 2014 and 2013 for our three divisions were as follows:

	Year Ended			Year Ended
	December 31,			December 31,
	2014	2013	Percentage	2014	2013
	U.S. dollars in thousands		change	Percentage of revenues

Commercial
Products	82,488	85,405	(3.4)%	35.1%	36.4%
Services	47,818	56,171	(14.9)%	20.3%	23.9%
	130,306	141,576	(8.0)%	55.4%	60.3%
Mobility
Products	51,318	41,893	22.5%	21.8%	17.8%
Services	3,499	6,318	(44.6)%	1.5%	2.7%
	54,817	48,211	13.7%	23.3%	20.5%
Services
Products	23,725	6,256	279.2%	10.1%	2.7%
Services	26,285	38,823	(32.3)%	11.2%	16.5%
	50,010	45,079	10.9%	21.3%	19.2%
Total
Products	157,531	133,554	18.0%	67.0%	56.9%
Services	77,602	101,312	(23.4)%	33.0%	43.1%
Total	235,133	234,866	0.1%	100.0%	100.0%

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

In our Mobility Division, revenues increased by approximately $6.6 million in 2014 compared to 2013. The increase is mainly attributable to an increase in Wavestream revenues that resulted mainly from sales to system integrators for commercial aviation and increases in sales to DoD systems integrators.

In our Services Division, revenues increased by approximately $4.9 million in 2014 compared to 2013. The increase is mainly attributable to the FITEL project in the Amazonas region of Peru, which was deployed in 2014.

Gross profit. The gross profit of our three divisions for the years ended December 31, 2014 and 2013 was as follows:

	Year Ended		Year Ended
	December 31,		December 31,
	2014	2013	2014	2013
	U.S. dollars in thousands		Percentage of revenues per division

Commercial
Products	25,184	30,340	30.5%	35.5%
Services	27,535	16,270	57.6%	29.0%
	52,719	46,610	40.5%	32.9%
Mobility
Products	15,688	9,383	30.6%	22.4%
Services	2,106	5,055	60.2%	80.0%
	17,794	14,438	32.5%	29.9%
Services
Products	9,756	7,527	41.1%	120.3%
Services	3,366	11,081	12.8%	28.5%
	13,122	18,608	26.2%	41.3%
Total
Products	50,628	47,250	32.1%	35.4%
Services	33,007	32,406	42.5%	32.0%
Total	83,635	79,656	35.6%	33.9%

Our gross profit is affected year-to-year by the mix of revenues between products and services, the regions in which we operate, the size of our transactions and the timing of when such transactions are consummated. As such, we are subject to year-to-year fluctuation in our gross profit.

Our gross profit margin increased to 35.6% in 2014 from 33.9% in 2013. The increase in our gross profit margin in 2014 is attributable to the increase in the gross profit margin of our Commercial Division, which was partly offset by a decrease in the gross profit margin of our Services Division.

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

In our Services Division, the decrease in our gross profit margin is mainly attributable to extension of certain projects in Colombia in 2013 which carried higher margins than the projects in 2014 and to the allocation of overhead costs to the Services Division in 2014.  During 2014, we revised the measurement of each division, due to a new allocation of corporate overhead that was based on new key performance indicators determined by our management, as reviewed by our Chief Operating Decision Maker (“CODM”).

Research and development expenses, net. Our research and development expenses are incurred by our Commercial and Mobility Divisions. Our research and development expenses for the years ended December 31, 2014 and 2013 were as follows:

	Year Ended			Year Ended
	December 31,			December 31,
	2014	2013	Percentage	2014	2013
	U.S. dollars in thousands		change	Percentage of revenues per division

Commercial
Expenses incurred	19,099	18,403	3.8%	14.7%	13.0%
Less - grants	2,015	1,203	67.5%	1.5%	0.8%
	17,084	17,200	(0.7)%	13.1%	12.2%
Mobility
Expenses incurred	8,536	11,088	(23)%	15.6%	23.0%
Less - grants	462	388	19%	0.8%	0.8%
	8,074	10,700	(24.5)%	14.7%	22.2%

Total, net (*)	25,158	27,900	(9.8)%	13.6%	14.7%

(*) percentage of total net research and development costs of revenues is calculated based on the total revenues from Commercial and Mobility Divisions.

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

Selling and marketing expenses. The selling and marketing expenses of our three reportable divisions for the years ended December 31, 2014 and 2013 were as follows:

	Year Ended			Year Ended
	December 31,			December 31,
	2014	2013	Percentage	2014	2013
	U.S. dollars in thousands		change	Percentage of revenues per division
Commercial	23,401	22,759	2.8%	18.0%	16.1%
Mobility	7,809	8,139	(4.1)%	14.2%	16.9%
Services	1,327	1,316	0.8%	2.7%	2.9%
Total	32,537	32,214	1%	13.8%	13.7%

Selling and marketing expenses increased by approximately $0.3 million in 2014, compared to 2013. Selling and marketing expenses increased in our Commercial Division by approximately $0.6 million, offset by a decrease of approximately $0.3 million in our Mobility Division.

In our Commercial Division, the $0.6 million increase in expenses is mainly attributable to increased accrued vacation expenses.

In our Mobility Division, the decrease of $0.3 million is mainly attributable to the decrease in subcontractors and travel expenses due to cost efficiencies as well as tighter budget controls.

In our Services Division, expenses in 2014 remained at the same level as 2013.

General and administrative expenses.  The general and administrative expenses of our three divisions for the years ended December 31, 2014 and 2013 were as follows:

	Year Ended			Year Ended
	December 31,			December 31,
	2014	2013	Percentage	2014	2013
	U.S. dollars in thousands		change	Percentage of revenues per division
Commercial	7,808	9,973	(21.7)%	6.0%	7.0%
Mobility	5,961	7,744	(23.0)%	10.9%	16.1%
Services	7,134	5,354	33.2%	14.3%	11.9%
Total	20,903	23,071	(9.4)%	8.9%	9.8%

General and administrative expenses decreased by approximately $2.2 million in 2014 compared to 2013. The decrease is attributable to our Commercial and Mobility Divisions, whose expenses declined by $2.2 million and $1.8 million, respectively, offset by an increase of $1.8 million in our Services Division.

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

In our Mobility Division, the $1.8 million decrease is primarily attributable to lower subcontractor expenses and depreciation expenses due to our continuing efforts to reduce costs. In addition, there was a decrease due to the different allocation of overhead expenses to the divisions in 2014 compared to 2013.

In our Services Division, the $1.8 million increase is primarily attributable to higher legal expenses related to an arbitration claim we filed in Peru. In addition, there was an increase due to a change in the method of allocation of overhead expenses to the divisions in 2014 compared to 2013.

Goodwill impairment. We conducted our impairment testing in the fourth quarter of 2014 and 2013. Goodwill for all of our reporting units was tested for impairment by comparing the fair value of the reporting unit with its carrying. No impairment losses were identified in 2014 or 2013.

Restructuring Costs. At the end of 2013, we initiated a restructuring plan to improve our operating efficiency at various operating sites and to reduce our operating expenses in the future. As a result of these plans we recognized expenses of $0.6 million for employee contract termination costs and other related expenses in 2013.

Financial expenses, net.  In the year ended December 31, 2014, we had financial expenses of approximately $3.8 million compared to financial expenses of approximately $6.2 million in 2013. The decrease of $2.4 million in our financial expenses is primarily attributable to changes in exchange rates between the local currency and the U.S. dollar in the countries where we operate, mainly in Israel.

Taxes on income.  Taxes on income are dependent upon where our profits are generated, such as the location and taxation of our subsidiaries as well as changes in deferred tax assets and liabilities recorded mainly as part of business combinations. Tax expenses in 2014 were approximately $1.9 million compared to tax benefits of approximately $0.8 million in 2013.

In 2013, the tax benefit was mainly as result of a decrease in valuation allowance on deferred tax assets related to Wavestream due to the expected realization of Wavestream’s carryforward tax losses, while in 2014 we incurred tax expenses in several countries.

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

Impact of Inflation and Currency Fluctuations

While most of our sales and service contracts are in U.S. dollars or are linked to the U.S. dollar and most of our expenses are in U.S. dollars and NIS, portions of our projects in Latin America as well as our operation in Australia and Europe are linked to their respective local currencies. The foreign exchange risks are often significant due to fluctuations in local currencies relative to the U.S. dollar.

The influence on the U.S. dollar cost of our operations in Israel relates primarily to the cost of salaries in Israel, which are paid in NIS and constitute a substantial portion of our expenses in NIS. In 2015, the rate of inflation in Israel was (1.0)% and the U.S. dollar appreciated in relation to the NIS at a rate of 0.3%, from NIS 3.889 per $1 on December 31, 2014 to NIS 3.902 per $1 on December 31, 2015. If future inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of such devaluation lags behind increases in inflation in Israel, our results of operations may be materially adversely affected. In 2015 and 2014, in order to limit these risks, we entered into hedging agreements to cover certain of our NIS to U.S. dollar exchange rate exposures.

Our monetary balances that are not linked to the U.S. dollar impacted our financial expenses during the 2015 and 2014 periods. This is due to heavy fluctuations in currency rates in certain regions in which we do business, mainly in Latin America, Australia and Europe. There can be no assurance that our results of operations will not be materially adversely affected by other currency fluctuations in the future.

Effective Corporate Tax Rate

The regular corporate tax rate in Israel for 2015 and 2014 was 26.5% compared to a tax rate of 25% in 2013. Beginning on January 1, 2016, the corporate tax rate in Israel was reduced to 25%.

The Law for the Encouragement of Capital Investments, 1959, or Investments Law, provides that a capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry, Trade and Labor of the State of Israel, be designated as an “Approved Enterprise”, and now known as a “Privileged Enterprise”. A Privileged Enterprise is eligible for tax benefits on taxable income derived from its approved enterprise programs.

On April 1, 2005, an amendment to the Israeli Law for the Encouragement of Capital Investments, 1959, or the Investment Law, came into effect that limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility, such as provisions generally requiring that at least 25% of their business income will be derived from export. A facility that is approved is called a “Benefitted Enterprise.” Additionally, the 2005 amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law, so that companies no longer require Investment Center approval in order to qualify for tax benefits.

We have been granted “Approved Enterprise” status under the Investment Law for nine investment programs. In addition, our company chose 2005 and 2011 as the years of election in order to receive tax benefits as Benefitted Enterprise under the amendment. See “Item 10 - Additional Information - Israeli Tax Consideration”.

To the extent we become profitable for Israeli tax purposes, we may therefore be eligible for a tax exemption for a limited period on undistributed Benefitted Enterprise income, and an additional subsequent period of reduced corporate tax rates (ranging between 10% and 25%, depending on the level of foreign ownership of our shares), on such undistributed Benefitted Enterprise income. Income from sources other than the “Benefitted Enterprises” during the relevant period of benefits will be taxable at the regular corporate tax rates. As of December 31, 2015, we did not generate income under the provisions of the Investment Law.

Under an amendment to the Investment Law effective January 1, 2011, upon an irrevocable election made by the company, a uniform rate of corporate tax will apply to all qualified income of certain industrial companies, as opposed to the currently  applicable law’s incentives that are limited to income from Benefitted Enterprises during their benefits period. Under the amended law, the uniform tax rates were 10% in geographical areas in Israel designated as Development Zone A and 15% elsewhere in Israel during 2011-2012. The uniform tax rates were reduced to 7% and 12.5%, respectively to the mentioned geographic areas in 2013. The uniform tax rate for 2014 and onwards is set to 9% in areas in Israel designated as Development Zone A and 16% elsewhere in Israel. The profits of these industrial companies will be freely distributable as dividends, subject to a 20% withholding tax (or lower, under an applicable tax treaty).

Under the transition provisions of the 2011 legislation, we may elect whether to irrevocably implement the 2011 law, while waiving benefits provided under the currently applicable law, or rather to keep implementing the currently applicable law during the next years. Changing from the currently applicable law to the new January 1, 2011 law is permissible at any stage.

Cash outlays for income taxes in the future might be different from tax expenses, mainly due to cash tax payments for previous years that might be triggered by tax audits in the various tax jurisdictions, deferred tax expenses (income) and payments usually made in arrears for annual taxes in profitable years.

Impact of Recently Issued Accounting Pronouncements

In 2015, we adopted ASU 2014-05 "Service Concession Arrangements" (ASU 2014-05). A service concession arrangement is an arrangement between a public-sector entity grantor and an operating entity under which the operating entity operates the grantor’s infrastructure (for example, airports, roads, and bridges). According to ASU 2014-05 an operating entity should not account for a service concession arrangement under ASC 840 "Leases" and accordingly the infrastructure used in a service concession arrangement should not be recognized as property, plant, and equipment of the operating entity when the grantor controls the services that the operating entity must provide with the infrastructure, and through ownership, any residual interest in the infrastructure at the end of the term of the arrangement. There was no effect of the adoption above on our financial statement for the years ended December 31, 2014 and 2013.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers: Topic 606 (ASU 2014-09), to supersede nearly all existing revenue recognition guidance under U.S. GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. ASU 2014-09 defines a five step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing U.S. GAAP, including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. ASU 2014-09 is effective for us in 2018 using either of two methods: (i) retrospective application of ASU 2014-09 to each prior reporting period presented with the option to elect certain practical expedients as defined within ASU 2014-09; or (ii) retrospective application of ASU 2014-09 with the cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application and providing certain additional disclosures as defined per ASU 2014-09. We are currently in the process of evaluating the impact of the adoption of the update on our consolidated financial statements and considering additional disclosures requirements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) (“ASU 2016-02”). The new guidance requires lessees to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with terms of more than 12 months. ASU 2016-02 also will require disclosures designed to give financial statement users information on the amount, timing, and uncertainty of cash flows arising from leases. It is effective for annual reporting periods beginning after December 15, 2018 including interim periods within those fiscal years, but early adoption is permitted. The ASU requires a modified retrospective transition approach and provides certain optional transition relief. ASU 2016-02 is effective for us for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period.

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

As of December 31, 2015, we had cash and cash equivalents of $18.4 million, short-term and long-term restricted cash of $101.0 million, short-term restricted cash held in trustees’ accounts of $ 8.5 million and short term bank credits and loans of $7.0 million. As of December 31, 2014, we had cash and cash equivalents of $27.7 million, short-term and long-term restricted cash of $26.2 million, short-term restricted cash held in trustees’ accounts of $15.4 million and short term bank credits and loans of $15.9 million.

In February 2016, we commenced a rights offering to raise gross proceeds of up to $35.3 million, which is the maximum amount that can be raised in case that all subscriptions rights are fully exercised. We granted, at no charge to the holders of our ordinary shares as of the record date for the rights offering, one non-transferable subscription right to purchase two ordinary shares for each nine (9) ordinary shares owned at a price of $7.16 (reflecting a price of $3.58 per share). The subscription period for the rights offering expired on March 21, 2016. Accordingly, the results of the rights offering are to be published following the date hereof. There is no assurance as to the amount of proceeds that we will receive.

We believe that our working capital is sufficient for our present requirements over the next 12 months.

As of December 31, 2015, our long-term debt was approximately $26.0 million, comprised of long-term loans of $21.5 million and current maturities of long-term loans of $4.5 million. The long term loans primarily consist of a loan that was received in December 2010 in the amount of $40 million from First International Bank of Israel, or FIBI, which bears an interest of 4.77%. As of December 31, 2015, the principal outstanding balance of this loan was $24 million.

Under the provisions of our loan agreements with FIBI, we undertook to satisfy certain financial and other covenants. As of December 31, 2015 we are in compliance with these covenants. Our credit agreements also contain various restrictions and limitations that may impact us. These restrictions and limitations relate to incurrence of indebtedness, contingent obligations, liens, mergers and acquisitions, asset sales, dividends and distributions, redemption or repurchase of equity interests, certain debt payments and modifications of loans and investments. The agreements also stipulate a floating charge on our assets to secure fulfillment of our obligations to FIBI as well as other pledges, including a fixed pledge, on certain assets and property.

In addition, in connection with the Regional FITEL Projects, GNP was required to post with FITEL certain advance payment guarantees and performance guarantees. These requirements were principally satisfied through surety bonds issued by Amtrust Europe Limited, or Amtrust, for the benefit of FITEL, through a Peruvian fronting insurance company as well as through issuance of bank guarantees. Under the arrangement with Amtrust, we are required to observe certain conditions, including the requirement to maintain a  minimum cash balance  in the dedicated bank account of GNP. As of December 31 2015, we were in compliance with these requirements.

The following table summarizes our cash flows for the periods presented:

	Years Ended December 31,
	2015	2014	2013
	U.S. Dollars in thousands
Net cash provided by (used in) continuing operating activities	(14,787)	(16,162)	16,397
Net cash provided by (used in) continuing investing activities	12,340	(26,753)	(30,908)
Net cash provided by (used in) continuing financing activities	(5,867)	12,389	(16,387)

Net cash used in discontinued operating activities	-	-	(5,996)
Net cash provided by discontinued investing activities	-	-	15,791
Net cash provided by discontinued financing activities	-	-	12,884
Total cash flows from discontinued operations	-	-	22,679

Effect of exchange rate changes on cash and cash equivalents	(977)	(172)	(325)
Net decrease in cash and cash equivalents	(9,291)	(30,698)	(8,544)
Cash and cash equivalents at beginning of the period	27,726	58,424	66,968
Cash and cash equivalents at end of the period	18,435	27,726	58,424

Our cash and cash equivalents decreased by approximately $9.3 million during the year ended December 31, 2015 as a result of the following:

Operating activities. Cash used in our operating activities was approximately $14.8 million and $16.2 million in 2015 and 2014, respectively. The cash used in our operating activities in 2015 consisted primarily of net income adjusted for non-cash activity, including goodwill and long lived assets impairments, depreciation and amortization and restricted cash received directly related to operating activities, which was offset by increase in advances from customers.

Investing activities. Cash provided by investing activities was approximately $12.3 million in 2015 compared to cash used in investing activities of approximately $26.8 million in 2014. The changes in our cash in 2015 derived from our investing activities consisted of changes in restricted cash partially offset by the purchase of property and equipment.

Financing activities. Cash used in continuing financing activities was approximately $5.9 million in 2015, compared to cash provided by financing activities in 2014 of approximately $12.4 million. The cash used in financing activities in 2015 consisted primarily of repayment of long-term loans and short term bank credit, partially offset by the issuance of restricted stock units and exercise of stock options.

Our cash and cash equivalents decreased by approximately $30.7 million during the year ended December 31, 2014 as a result of the following:

Operating activities. Net cash used in our continuing operating activities was approximately $16.2 million in 2014 compared to cash provided by continuing operating activities of approximately $16.4 million in 2013. The net cash used in our continuing operating activities in 2014 consisted primarily of net income adjusted for non-cash activity, including increase in advances from customers, increase in deferred charges, both of which are mainly related to our operations under our Services Division, and depreciation and amortization expenses.

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

C.	Research and Development

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

Our research and development activities are located in Israel, Bulgaria, Moldova, California and Singapore.  The Bulgarian center is dedicated to developments related to our Satcom-On-The-Move antennas and Wavestream’s facilities both in California and Singapore are focused on the continuing design and development for SSPAs. Our facilities in Moldova and in Israel focused on research in communication and development of VSATs, baseband equipment and network management.

We devoted significant research and development resources in the last few years to the development of our SkyEdge family of products, including to the development of our own proprietary hardware platforms for both baseband equipment and software. In 2015, we invested heavily into developing the new baseband equipment (X-Chassis) optimized for multi-spot beam networks and for multiple applications including consumer, enterprise and mobile backhaul. We develop our own network software and software for our VSATs. Our resources were also used to develop new products for airborne application, based both on our VSAT technology and the acquired family of products from Raysat and Wavestream.

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

In accordance with our agreements with the OCS, we are eligible to participate in programs under which we have received and eligible to receive future research and development grants for financing research and development projects in Israel pursuant to the provisions of The Encouragement of Industrial Research and Development Law, 1984. We are also participating in a funding program of the Israel-U.S. Binational Industrial R&D Foundation. With respect to some of our funding programs, we are obligated to pay royalties from the revenues derived from products developed within the framework of such programs. However, most of our programs are non-royalty bearing programs.

The following table sets forth, for the years indicated, our gross research and development expenditures, the portion of such expenditures which was funded mainly by non-royalty bearing grants and the net cost of our research and development activities:

	Years Ended December 31,
	2015	2014	2013
	(U.S. dollars in thousands)
Gross research and development costs	24,952	27,635	29,491
Less:
Grants	2,540	2,477	1,591

Research and development costs - net	22,412	25,158	27,900

D.	Trend Information

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

We continue to focus on the Satellite-on-the-Move trend which has been driven by the projected growth of Satellite-on-the-Move applications, especially on commercial airplanes, and also on trains and ships, as well as defense-related applications. The Satellite-on-the-Move trend in the defense market is driven by the move towards a net-centric military environment that promotes the delivery of IT and communications systems down to the tactical level. The ability to provide communication at the tactical level will need to be underpinned by equipment capable of providing these capabilities within the size, weight and power, or SWaP, requirements for On-the-Move communications and beyond line of sight, or BLOS, capabilities for UAVs.

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

In order to guarantee our performance obligations and the down payment we received under the Regional FITEL Projects, we provided bank guarantees and surety bonds for the benefit of FITEL, which surety bonds have been issued by Amtrust through a Peruvian insurance company in an aggregate amount of approximately $106 million.  We have provided Amtrust with a corporate guarantee in the amount of approximately $57 million and, in addition, have undertaken to maintain a minimum cash balance in the dedicated bank account of GNP.

As of December 31, 2015, the aggregate amount of bank guarantees and surety bonds from insurance companies outstanding to secure our various performance obligations was approximately $178.7 million, including an aggregate of approximately $144.5 million on behalf of our subsidiary in Peru. We have restricted cash of approximately $91.3 million as collateral for these guarantees.

In order to guarantee our performance obligations for our current activities in Colombia, we purchased insurance from an insurance company in Colombia. We have provided the insurance company with various corporate guarantees, guaranteeing our performance and our employee salary and benefit costs of approximately 43.47 billion Colombian Peso (approximately $13.9 million based on the based on the representative rate of exchange published as of March 8, 2016 and 9.45 billion Colombian Peso (approximately $3 million based on the representative rate of exchange published as of March 8, 2016), respectively.

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our minimum contractual obligations as of December 31, 2015 and the effect we expect them to have on our liquidity and cash flow in future periods:

Contractual Obligations	Payments due by period (in U.S. dollars in thousands)
	Total	2016	2017-2018	2019-2020	2021
Long-term loans *	26,035	4,542	8,965	8,528	4,000
Operating lease (mainly space segment)	20,744	9,799	10,856	89	-
Purchase commitments (mainly inventory)	14,213	14,213	-	-	-
Other long-term debt	3,915	884	3,031	-	-
Total contractual cash obligations	64,907	29,438	22,852	8,617	4,000

(*) Future interest payments are not included due to variability in interest rates.

In addition, we have recorded a provision in the amount of $1.9 million, included in our balance sheet, related to legal and tax contingencies.

ITEM 6:	DIRECTORS AND SENIOR MANAGEMENT

A.            Directors and Senior Management

The following table sets forth the name, age, position(s) and a brief account of the business experience of each of the directors and executive officers:

Name	Age	Position(s)
Dov Baharav (1)	65	Chairman of the Board of Directors and interim Chief Executive Officer
Amiram Boehm (4)	44	Director
Dafna Cohen (2)(3)(5)(6)	46	Director
Ishay Davidi	54	Director
Gilead Halevy (2)(5)	50	Director
Dr. Zvi Lieber (2)(3)(5)(6)	73	Director
Amir Ofek (4)	40	Director
Kainan Rafaeli (2)(3)(5)	60	Director
Michal Aharonov	44	Vice President, Global Accounts & Telecom Services
Nirit Barnea	48	Vice President, Human Resources
Zeev Botzer	56	Vice President, Delivery and Operations
Yona Ovadia(1)	57	Vice President, Services and Commercial Divisions
Russell Ribeiro	57	Vice President, Americas
Arieh Rohrstock	41	Vice President, Peru
Adi Sfadia	45	Chief Financial Officer
Ran Tal	41	Vice President, General Counsel
Moshe (Chico) Tamir	51	Vice President, Mobility Division
Alik Shimelmits	54	Vice President, Research & Development

(1)	Mr. Ovadia was appointed as Chief Executive Officer effective as of March 31, 2016.
(2)	Member of our Audit Committee.
(3)	Member of our Compensation and Stock Option Committee.
(4)	“Independent Director” under the applicable NASDAQ Marketplace Rules (see explanation below)
(5)	“Independent Director” under the applicable NASDAQ Marketplace Rules and the applicable rules of the U.S. Securities and Exchange Commission (the “SEC”) (see explanation below)
(6)	“External Director” as required by Israel’s Companies Law (see explanation below)

Dov Baharav has served as the Chairman of our Board of Directors since May 2014 and as our interim Chief Executive Officer since May 2015. Mr. Baharav has served as a member of board of directors of Mellanox Technologies Ltd., a leading supplier of end-to-end InfiniBand and Ethernet connectivity solutions and services for servers and storage, since November 2010. Mr. Baharav served as the chairman of the board of directors of Israel Aerospace Industries, Ltd., a defense and civil aerospace technology company, from July 2011 until October 2013. Mr. Baharav served as a member of the Board of directors of Allot Communications Ltd., a leading global provider of intelligent broadband solutions, from March 2013 until July 2014. From July 2002 until November 2010, Mr. Baharav served as president and chief executive officer of Amdocs, a communications services company. He also served as a member of Amdocs’ board of directors and executive committee from July 2002 until November 2010. Mr. Baharav joined Amdocs in 1991 as vice president and then became president of Amdocs’ principal U.S. subsidiary, Amdocs, Inc., and served as chief financial officer of Amdocs from 1995 until June 2002. From 1983 until 1991, Mr. Baharav served as chief operating officer of Oprotech Ltd., an electro-optical device company. Mr. Baharav is involved with the College of Management Academic Studies in Rishon Lezion, Israel. Mr. Baharav holds a Bachelor of Science degree in Physics and Accounting, as well as M.B.A. degree from Tel Aviv University

Amiram Boehm has served on our Board of Directors since December 2012. Mr. Boehm has been a Partner in the FIMI Opportunity Funds, Israel’s largest group of private equity funds, since 2004. Mr. Boehm serves as the Managing Partner and Chief Executive Officer of FITE GP (2004), and as a director at Ham-Let (Israel-Canada) Ltd., Hadera Paper Ltd., Rekah Pharmaceuticals Ltd., all three companies traded on the TASE, Pharm-up Ltd., Magal S3 Security Systems Ltd. (NASDAQ) and DIMAR Ltd. Mr. Boehm previously served as a director of Ormat Technologies Inc. (previously traded on TASE), Scope Metal Trading, Ltd.  (TASE), Inter Industries, Ltd. (TASE), Global Wire Ltd. (TASE), Telkoor Telecom Ltd. (TASE) and Solbar Industries Ltd. (previously traded on the TASE) . Prior to joining FIMI, from 1999 until 2004, Mr. Boehm served as Head of Research of Discount Capital Markets, the investment arm of Israel Discount Bank. Mr. Boehm holds a B.A. degree in Economics and a LL.B. degree from Tel Aviv University and a Joint M.B.A. degree from Northwestern University and Tel Aviv University.

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

Ishay Davidi has served on our Board of Directors since December 2012. Mr. Davidi is the Founder and has served as Chief Executive Officer of the FIMI Opportunity Funds, Israel’s largest group of private equity funds, since 1996. Mr. Davidi currently serves as Chairman of the board of directors of Inrom Industries Ltd., Hadera Paper Ltd. (TASE) and Polyram plastics, and as director at Ham-Let (Israel-Canada) Ltd. (TASE), Rekah Pharmaceuticals Ltd. (TASE), Tadir-Gan Precision materials (TASE), C. Mer Industries Ltd. (TASE), Pharm Up Ltd. and Overseas Commerce Ltd. Mr. Davidi previously served as the Chairman of the board of directors of Retalix (previously traded on NASDAQ and TASE) from August 2008 until January 2010, of Tefron Ltd. (New York Stock Exchange and TASE) and of Tadir-Gan (TASE), and as a director at Ormat Industries Ltd. (previously traded on TASE), Retalix, Tadiran Communications Ltd. (TASE), Lipman Electronic Engineering Ltd. (NASDAQ and TASE), Merhav Ceramic and Building Materials Center Ltd. (TASE), TAT Technologies Ltd. (NASDAQ and TASE), Orian C.M. Ltd. (TASE), Ophir Optronics Ltd. (TASE), Scope Metals Group Ltd. (TASE) and Formula Systems Ltd. (NASDAQ and TASE). Prior to establishing FIMI, from 1993 until 1996, Mr. Davidi was the Founder and Chief Executive Officer of Tikvah Fund, a private Israeli investment fund. From 1992 until 1993 Mr. Davidi was the Chief Executive Officer of Zer Science Industries Ltd., a developer of diagnostics equipment for the healthcare industry. Mr. Davidi holds a B.Sc. degree in Industrial and Management Engineering from Tel Aviv University, Israel, and a M.B.A. degree from Bar Ilan University, Israel.

Gilead Halevy has served on our Board of Directors since January 2011. Mr. Halevy is a founding member and general partner of Kedma Capital Partners, or Kedma, a leading Israeli private equity fund.  Mr. Halevy is a member of the Kedma investment committee.  Prior to establishing Kedma, Mr. Halevy was a Director at Giza Venture Capital from April 2001 to January 2006, where he led investments in communication and information technology companies, and directed Giza’s European business activities. Previously, from 1998 to 2001, Mr. Halevy practiced law at White & Case LLP, where he advised in connection with mergers and acquisitions in the Telecom Media and Technology group. Mr. Halevy was also a founding member of the White & Case Israel practice group during that time. From 1993 to 1998, he was a senior associate with Zellermayer & Pelossof, one of Israel’s leading commercial law firms, where he advised in connection with public securities, cross-border mergers and acquisitions and private equity transactions. Mr. Halevy currently serves as Chairman of Brand Industries Ltd. (TASE), Chairman of Carmor Integrated Solutions Ltd and Chairman of Carmel Wineries.  Mr. Halevy previously served as chairman of the Marina Galil Group Ltd. Mr. Halevy holds a LL.B. degree (magna cum laude) and B.A. degree in Humanities (interdisciplinary course for exceptional students), both from the Hebrew University.

Dr. Zvi Lieber has served on our Board of Directors as an external director (within the meaning of the Israeli Companies Law) since May 2014.  Dr. Lieber is a financial and investment consultant, an actuary and an economist. Dr. Lieber has served as Chairman of the Board of Directors of Analyst Provident Funds Ltd. since 2011, and as member of the boards of directors of Baran Ltd., a global provider of engineering, technology, and construction for challenging projects since 2008. From 2006 until 2014, Mr. Lieber served as member of the board of directors of Ampa Capital Ltd. a company specializes in non-bank financing, and from 2010 until 2014, as a member of the board of Europort Ltd., a holding company mainly focused on the area of senior living residence projects. Dr. Lieber was a faculty member in Tel Aviv University, The Leon Recanati Graduate School of Business Administration between 1972 and 2002. He lectured on accounting, finance and value creation. Dr. Lieber was also a visiting professor at the business school of NYU in 1971-2 and 1977-8 where he lectured on accounting, and in recent years he lectured in various colleges in Israel. Dr. Lieber has published numerous papers in leading academic journals. From 2008 until 2011 Dr. Lieber was a member of the board of directors of Retalix Ltd., a company previously traded on NASDAQ and TASE. From 2010 until 2011 he served as Chairman of the board of directors of Analyst Underwriters Ltd. From 2005 until 2009, Dr. Lieber served as a board member of Provident and Pension Fund of the workers of the Jewish Agency. From 2002 until 2006 he served as a board member of the Tel Aviv Stock Exchange. Prior to that he served as a board member of numerous public and private companies. Dr. Lieber also participated in key public committees appointed by the Israeli government. Dr. Lieber holds a PhD in Business Administration from University of Chicago.

Amir Ofek has served on our Board of Directors since December 2014.  Mr. Ofek is Chief Executive Officer of Cyberint Inc., a provider of cyber security services and products solutions. Mr. Ofek serves as director of the board of Cyberint since September 2014. Mr. Ofek also serves as a partner at Baharav Ventures Ltd. (“BVL”), a company wholly owned by the Chairman of our Board of Directors, Mr. Baharav. Prior to joining BVL, Mr. Ofek worked at Amdocs Inc., the leading BSS/OSS provider, from 2006 to 2014, where he served as VP Client Business Executive SingTel Group at Amdocs, based in Singapore from 2009. Prior to this role, Mr. Ofek served as Director of Management Services at Amdocs from 2007 to 2009 and in the Corporate Strategy unit from 2006 to 2007. Before joining Amdocs in 2006, Mr. Ofek worked for Elbit Systems Ltd., a leading aerospace defense company, from 2001 to 2005. Mr. Ofek holds a BSc. degree (Cum Laude) in Industrial Engineering and Management, majoring in Information Systems from the Technion- Israel Institute of Technology and an M.B.A. degree from INSEAD.

Kainan Rafaeli has served on our Board of Directors since December 2012. Mr. Rafaeli is a private investor and has served since September 2009 as the Chairman of Senso Optics Ltd., an Israeli defense contractor. Mr. Rafaeli was a founder, shareholder and Chief Executive Officer of Kinetics Ltd., an Israeli company which develops and manufactures hydraulic, air conditioning, NBC protection and electric systems for military vehicles and aircraft, from 1985 until 2009. From 1999 until 2009, he was also the Chief Executive Officer of Real Time Laboratories LLC, a U.S. - based defense contractor. Mr. Rafaeli holds a BSc. degree in Mechanical Engineering from the Technion and a M.B.A. degree from Tel Aviv University.

Michal Aharonov has served as our Vice President since October 2015, heading Gilat's business in EMEA, Eurasia, Asia and Asia Pacific. Prior to joining Gilat, from 2013 until 2015, Ms. Aharonov served as Vice President, Head of Sales and Services at Essence Group. Prior thereto, from 2008 until 2012, Ms. Aharonov served as Vice President, Global Strategic Sourcing at Amdocs, and before that, since 2000, served in various positions at Amdocs. Ms. Aharonov holds a Masters’ Degree in Public administration focusing on financial information systems from Clark University in Massachusetts, U.S. and a B.A. in Business Management and Finance from the College of Management – Academic Studies in Tel Aviv, Israel.

Nirit Barnea has served as our Vice President of Human Resources since June 2015. Prior to joining Gilat, from 2010 until 2014, Ms. Barnea served as the Global VP HR of 3M Attenti Ltd. (formerly DMATEK Ltd.). Prior thereto, Ms. Barnea held several senior management HR positions for various software and telecommunications companies. Ms. Barnea holds an M.A.  in Sociology from Tel Aviv University and a B.A. in Economics and Business Administration from Haifa University.

Zeev Botzer has served as our VP Delivery and Operations since February 2016. Prior to joining Gilat, from November 2013 until February 2016, Mr. Botzer served as COO at FST Biometrics. Prior thereto, from September 2006 until November 2013, he served as Vice President of Operations at Visonic Ltd., and from 1999 until September 2006 as Vice President of Global Operations at Verint Systems Inc. Prior to this, Mr. Botzer served in various operations management positions in Optrotech Ltd. and in Laser Industries Ltd. Mr. Botzer holds a B.Sc. with honors in Industrial and Management Engineering from Tel Aviv University.

Yona Ovadia joined our company in March 2015 in the Services Division and has served as our Vice President, Services and Commercial Divisions since October 2015.  Mr. Ovadia was appointed as Chief Executive Officer, effective as of March 31, 2016. Prior to joining our company, Mr. Ovadia served as Group President & Head of Services Group at Amdocs since 2013. Prior to such time, from 2010 until 2013 Mr. Ovadia served as Head of Delivery & Managed Services at Amdocs Ltd. and prior thereto he served in various executive positions at Amdocs, mainly in the areas of services and managed services, with a position of management member since 1997.  Mr. Ovadia holds a B.Sc. in Math and Computer Science from Tel Aviv University.

Russell Ribeiro has served as our Vice President for the Americas since 2008. Prior to that, from 2003 until 2008 Mr. Ribeiro served as General Manager of Brazil, and before that, from 2001, Mr. Ribeiro served as Vice President of Sales for Brazil. Prior to joining Gilat, Mr. Ribeiro served in various executive positions at Sprint International and its subsidiary, Global One, a multinational telecom service providers. Mr. Ribeiro holds a B.A.degree.in Electronic Engineering from Universidade Nuno Lisboa, an M.B.A. degree in Business Administration and Management from the IBMEC PDG-EXEC Business School in Rio de Janeiro, and an M.B.A. degree in Business Finance from the Heriot-Watt Business School at Edinburgh University in the U.K.

Arieh Rohrstock Arieh Rohrstock has served as our Corporate VP Peru since October 2015 and as General Manager of Gilat Peru since 2008. Mr. Rohrstock joined our Company in 1998. From 1998 until 2008, Mr. Rohrstock held the positions of COO of Spacenet Rural, COO of Gilat Latin America, Planning and Development Manager, among other management positions. Mr. Rohrstock holds a B.S. degree in electronic engineering from Ort Brauda University of Israel.

Adi Sfadia has served as our Chief Financial Officer since November 2015. Prior to joining Gilat, Mr. Sfadia served as CFO of Starhome Ltd., a wholly owned subsidiary of Fortissimo Capital, since January 2013. From 2008 to 2013, Mr. Sfadia served as CFO of RADVISION Ltd. (previously traded on NASDAQ and TASE). From 2004 until 2008, Mr. Sfadia served as RADVISION’s Corporate Controller and Vice President of Finance. Prior to that, Mr. Sfadia served in several senior financial positions in Israeli companies, where he gained wide financial and managerial experience.  Mr. Sfadia served five years in a public accounting position with Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.  Mr. Sfadia holds a B.A. degree in Business Administration and an M.B.A. degree (magna cum laude) from The College of Management in Tel Aviv and Rishon Lezion, and is a Certified Public Accountant in Israel.

Ran Tal has served as our Vice President General Counsel and Corporate Secretary since April 2015. Prior to joining Gilat, Mr. Tal served as Vice President and General Counsel of Netafim since June 2007. Previously, Mr. Tal was a partner at the Israeli law firm of Herzog, Fox & Neeman and a foreign associate with Arnold & Porter in Washington, D.C.  Mr. Tal holds an LLB degree from the University of Haifa and an LLM degree from the Hebrew University, Jerusalem.

Moshe (Chico) Tamir has served as our Vice President, Mobility Division since March 2012, having first joined Gilat in January 2011 as Vice President, Defense and Homeland Security.  Prior to joining Gilat, between 1981 and 2009, Mr. Tamir served in the IDF, including in senior command positions:  He was Division Commander from 2006 through 2009; General Command Chief of Staff from 2004 to 2006; and Golani Brigade Commander from 2001 through 2003. Mr. Tamir currently holds the rank of Brigadier General (reserve).

Alik Shimelmits has served as our Vice President, Research and Development since June 2013.  Prior to joining Gilat, from 2007 to 2013, Mr. Shimelmits served as Head of Transport Networks R&D for ECI Telecom Ltd. and prior to that as VP Research and Development for Axerra Networks Ltd. from 1999 to 2007. From 1991 to 1999, Mr. Shimelmits held various technical and managerial positions at ECI Telecom, having last served there as Associate Vice President R&D, Software Development, SDH Product Line. Mr. Shimelmits holds a M.Sc. degree in Applied Mathematics from Moscow Institute of Electronic Engineering and a B.Sc. degree in Computer Science from Moscow Institute of Chemical Engineering.

B.	Compensation of Directors and Officers

The following table sets forth the aggregate compensation paid to or accrued on behalf of all of our directors and officers as a group for the year ended December 31, 2015:

	Salaries, Fees, Directors’ Fees, Commissions and Bonuses(1)	Amounts Set Aside for Pension, Retirement and Similar Benefits
All directors and officers as a group (25 persons)(2)	$3,475,168	$610,201

(1)
Includes bonuses and equity-based compensation accrued in 2015, but does not include business travel, professional and business association dues and expenses reimbursed to our directors and officers, and other benefits commonly reimbursed or paid by companies in Israel.

(2)	Includes seven officers that ceased to hold office during 2015 and eight officers that joined us during 2015.

In accordance with Israeli law requirements, the table below sets forth the compensation paid to our five most highly compensated senior office holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2015, in accordance with the expenses recorded in our financial statements for the year ended December 31, 2015. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, and in accordance with the above mentioned securities regulations, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation.

Summary Compensation Table

Information Regarding the Covered Executive in US dollars (1)
Name and Principal Position(2)	Base Salary	Benefits and Perquisites(3)	Variable Compensation(4)	Equity-Based Compensation(5)	Total

Dov Baharav, Chairman of the Board and interim CEO	272,374	104,876		140,383	517,633
Assaf Eyal, Former VP, Commercial Division	208,630	49,411		84,539	342,580
Erez Antebi, Former Chief Executive Officer	76,662	13,701	56,080	173,954	320,397
Moshe (Chico) Tamir, VP, Mobility Division	220,325	42,827		44,928	308,080
Gai Berkovich, Former Chief Operating Officer	196,009	51,793		42,243	290,045
_________

(1)	All amounts reported in the table are in terms of cost to our company, as recorded in our financial statements.
(2)	All current executive officers listed in the table are employed or provide services on a full-time basis during their employment period.
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

(4)	Amounts reported in this column refer to Variable Compensation such as commission, incentive and bonus payments as recorded in our financial statements for the year ended December 31, 2015.
(5)
Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2015, with respect to equity-based compensation granted to the Covered Executive.

In accordance with the approval of our shareholders and in accordance with Israeli corporate law regarding compensation of external directors, each of our non-employee directors and external directors (all of our current directors except for our Chairman of the Board of Directors) is entitled to receive annual compensation payable quarterly of approximately NIS 93,690 (currently equivalent to approximately $24,000), and an additional fee of approximately NIS 1,924 (currently equivalent to approximately $500) for each board or committee meeting attended.  In addition, Board members are compensated for telephone participation in board and committee meetings in an amount of 60% of what would be received for physical attendance and for written resolutions in an amount equal to 50% of same. All the above amounts are linked to changes in the Israeli consumer price index as of September 2013 and subject to changes in the amounts payable pursuant to Israeli law from time to time.

During 2015, we granted options to purchase 150,000 ordinary shares to the Chairman of our Board of Directors for his additional service as our interim CEO at an exercise price of $6.72 per share, which in accordance with our Executive Compensation Policy (as discussed below) reflected an exercise price 8% greater than the closing price of our ordinary shares on the NASDAQ Global Select market on the last trading day prior to the respective grant dates. The options vest in 16 equal quarterly installments over a four-year period and will remain exercisable for 12 months following cessation or termination of service (other than for cause).

As of December 31, 2015, our directors and executive officers as a group, consisting of 18 persons, held options to purchase an aggregate of 1,183,000 ordinary shares, having exercise prices ranging from $3.00 to $7.01.  Generally, the options granted to our directors vest over a three-year period (except in the case of our Chairman and interim CEO, Dov Baharav, which vest over a four-year period) and the options granted to our executive officers vest over a four-year period.  The options will expire between 2017 and 2021. All of such options were awarded under our stock option plans described in Item 6E - “Directors, Senior Management and Employees - Share Ownership - Stock Option Plans”.

Chairman and CEO Services. The company and Mr. Baharav, through his controlled company, entered into an agreement dated May 20, 2014, or the Chairman Agreement, under which Mr. Baharav serves as Chairman of the Board of Directors of our company. Pursuant to an amendment to the Chairman Agreement effective as of April 15, 2015, or the CEO Agreement, Mr. Baharav will provides services to our company as interim Chief Executive Officer for a period of one year, in addition to continuing his role as Chairman of the Board of Directors our company. Under the CEO Agreement, Mr. Baharav is entitled (directly or through his controlled company) to: (i) a monthly fee in the amount of NIS 110,000 (approximately $28,300); (ii) payment of the cash value of various fringe benefits, in an aggregate amount of up to NIS 41,942 per month (approximately $10,800), which is equal to the employer’s cost that would have been incurred by the Company for such benefits if the Chairman and interim CEO served in an employee status; and (iii) full time office space and secretarial assistance and reimbursement for out-of-pocket expenses incurred by him in connection with his service. In May 2014, Mr. Baharav was granted options to purchase 250,000 of our ordinary shares, at an exercise price of $5.06 per share, and in May 2015, Mr. Baharav was granted options to purchase 150,000 of our ordinary shares exercisable at a price of $6.72 per share. The options were granted under our 2008 Option Plan and vest ratably, each quarter over a four-year period so long as Mr. Baharav continues to serve as Chairman of the Board or Chief Executive Officer of our company, and will remain exercisable during such service and for an additional 12 month period following termination of service (other than for cause).  We may terminate the agreement prior to the end of its term by providing two months of paid notice and an additional two months’ salary. At the conclusion of his term as CEO, Mr. Baharav shall revert to serving only as Chairman.

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

Pursuant to our Articles of Association, each beneficial owner of 14% or more of our issued and outstanding ordinary shares is entitled to appoint, at each annual general meeting of our shareholders, one member to our Board of Directors, provided that a total of not more than four directors are so appointed. In the event that more than four qualifying beneficial owners notify us that they desire to appoint a member to our board of directors, only the four shareholders beneficially owning the greatest number of shares shall each be entitled to appoint a member to our Board of Directors.  So long as our ordinary shares are listed for trading on NASDAQ, we may require that any such appointed director qualify as an “independent director” as provided in the NASDAQ rules then in effect.  Our Board of Directors has the right to remove any such appointed director when the beneficial ownership of the shareholder who appointed such director falls below 14% of our issued and outstanding ordinary shares.

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

Chairman of the Board

Under the Companies Law, the Chief Executive Officer (referred to as a “general manager” under the Companies Law) or a relative of the Chief Executive may not serve as the chairman of the board of directors, and the chairman or a relative of the chairman may not be vested with authorities of the Chief Executive Officer without shareholder approval consisting of a majority vote of the shares present and voting at a shareholders meeting, provided that either:

•
such majority includes at least two-thirds of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such appointment, present and voting at such meeting; or

•
the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such appointment voting against such appointment does not exceed two percent of the aggregate voting rights in the company.

In addition, a person subordinated, directly or indirectly, to the Chief Executive Officer may not serve as the chairman of the board of directors; the chairman of the board may not be vested with authorities that are granted to those subordinated to the Chief Executive Officer; and the chairman of the board may not serve in any other position in the company or a controlled company, but he may serve as a director or chairman of a subsidiary.

In May 2015, our shareholders approved the service of the Chairman of our Board of Directors as the interim Chief Executive Officer for a period not exceeding one year.  This dual office term shall can be extended for additional terms (each not to exceed three years), subject to shareholder approval.

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

Audit Committee. Under the Israeli Companies Law, publicly traded companies must establish an audit committee. The audit committee must consist of at least three members, and must include all of the company’s external directors, including one external director serving as chair of the audit committee. A majority of an audit committee must be comprised of “independent directors” (as such term is defined in the Companies Law). The chairman of the board of directors, directors employed by, or that provide services on a regular basis to, the company or to a controlling shareholder or a company controlled by a controlling shareholder (or whose main livelihood depends on a controlling shareholder), any controlling shareholder and any relative of a controlling shareholder may not be a member of the audit committee.  An audit committee may not approve an action or a transaction with an officer or director, a transaction in which an officer or director has a personal interest, a transaction with a controlling shareholder and certain other transactions specified in the Companies Law, unless at the time of approval two external directors are serving as members of the audit committee and at least one of the external directors was present at the meeting in which an approval was granted.

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

Our Audit Committee oversees (in addition to the Board) the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent auditors ‘ qualifications, independence, compensation, and performance, and the performance of our internal audit function . Our Audit Committee is also required to determine if there are  deficiencies in the business management of our company and in such event propose to our Board of Directors ways to correct such deficiencies,  determine whether certain related party actions and transactions are “material” or “extraordinary” in connection with their approval procedures, approve related-party transactions as required by Israeli law, establish whistle blower procedures (including in respect of the protections afforded to whistle blowers). ). The Audit Committee may consult from time to time with our independent auditors and internal auditor with respect to matters involving financial reporting and internal accounting controls.

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

Compensation and Stock Option Committee. Under the Israeli Companies Law, publicly traded companies must establish a compensation committee, including an external director serving as chair of the compensation committee. The compensation committee must consist of at least three members, and must include all of the company’s external directors. The additional members of the compensation committee must satisfy the criteria for remuneration applicable to the external directors.

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

Internal Audit

The Israeli Companies Law requires the board of directors of a public company to appoint an internal auditor nominated by the audit committee.  The internal auditor must meet certain statutory requirements of independence.  The role of the internal auditor is to examine, among other things, the compliance of the company’s conduct with applicable law and orderly business practice.  Our internal auditor, Mr. Bar Moshe, recently concluded his service in this position and we are currently in the process of replacing him.

Directors’ Service Contracts

There are no arrangements or understandings with any of our directors providing for benefits upon termination of their employment or service as directors of our company or any of our subsidiaries, other than with our Chairman of the Board and interim CEO, Mr. Dov Baharav. Mr. Baharav’s agreement with us stipulates that we may terminate his agreement prior to the end of its four year term by providing Mr. Baharav with two-month notice and an additional two months’ salary.

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

Pursuant to the Companies Law, a company may indemnify an office holder against: (i) a financial obligation imposed on him in favor of another person by a court judgment, including a compromise judgment or an arbitrator’s award approved by court; (ii) reasonable litigation expenses, including attorney’s fees, expended by the office holder as a result of an investigation or proceeding instituted against him by a competent  authority, provided that such investigation or proceeding concluded without the filing of an indictment against him and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent; and (iii) expenses, including reasonable litigation expenses and legal fees, incurred by an office holder as a result of a proceeding instituted against such office holder in relation to (A) infringements that may impose financial sanction pursuant to the provisions of Chapter H’3 under the Israeli Securities Law, 1968, or the Securities Law, or (B) administrative infringements pursuant to the provisions of Chapter H’4 under the Securities Law, or (C) infringements pursuant to the provisions of Chapter I’1 under the Securities Law.

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

A company may also procure insurance for an office holder’s liability in consequence of an act performed in the scope of his office, in the following cases: (i) a breach of the duty of care of such office holder, (ii) a breach of the fiduciary duty, only if the office holder acted in good faith and had reasonable grounds to believe that such act would not be detrimental to the company, or (iii) a monetary obligation imposed on the office holder for the benefit of another person. Subject to the provisions of the Companies Law and the Securities Law, a company may also enter into a contract for procurement of insurance for an office holder for (a) expenses, including reasonable litigation expenses and legal fees, incurred by the office holder as a result of a proceeding instituted against such office holder in relation to (A) infringements that may impose financial sanction pursuant to the provisions of Chapter H’3 under the Securities Law or (B) administrative infringements pursuant to the provisions of Chapter H’4 under the Securities Law or (C) infringements pursuant to the provisions of Chapter I’1 under the Securities Law and (b) payments made to the injured parties of such infringement under Section 52ND(a)(1)(a) of the Securities Law.

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

As of December 31, 2015, we had 1,037 full-time employees, including 280 employees in engineering, research and development, 436 employees in manufacturing, operations and technical support, 91 employees in marketing and sales, 144 employees in administration and finance and 86 in other departments. Of these employees, 303 were based in our facilities in Israel, 100 were employed in the U.S., 408 were employed in Latin America and 226 were employed in Asia, the Far East and other parts of the world. These numbers reflect increase in headcount since December 31, 2014 of 101 employees worldwide.

As of December 31, 2014, we had 936 full-time employees, including 277 employees in engineering, research and development, 423 employees in manufacturing, operations and technical support, 93 employees in marketing and sales, 97 employees in administration and finance and 46 in other departments. Of these employees, 328 were based in our facilities in Israel, 109 were employed in the U.S., 268 were employed in Latin America and 231 were employed in Asia, the Far East and other parts of the world. These numbers reflect a decrease in headcount since December 31, 2013 of 45 employees worldwide.

As of December 31, 2013, we had 981 full-time employees, including 270 employees in engineering, research and development, 389 employees in manufacturing, operations and technical support, 115 employees in marketing and sales, 160 employees in administration and finance and 47 in other departments. Of these employees, 346 were based in our facilities in Israel, 126 were employed in the U.S., 287 were employed in Latin America and 222 were employed in Asia, the Far East and other parts of the world. These numbers reflect a decrease in headcount since December 31, 2012 of 76 employees worldwide.

We also utilize temporary employees, as necessary, to supplement our manufacturing and other capabilities.

We provide our employees around the world with fringe benefits in accordance with applicable law. With respect to our employees in Israel, we are subject to various Israeli labor laws and labor practices. Recent rulings by Israel’s National Labor Court and changes to Israel’s largest labor union’s bylaws substantially facilitate the organization of a labor union in companies in Israel .We and our employees are not parties to any collective bargaining agreements and our employees are not represented by any labor union. However, certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Manufacturers’ Association of Israel) are applicable to all Israeli employees by order of the Israeli Minister of Economy. These provisions principally concern the length of the work day and the work week, minimum wages for workers, contributions to a pension fund, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment. These provisions are modified from time to time.

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

Beneficial Ownership of Executive Officers and Directors

Except for Mr. Dov Baharav, none of our directors and executive officers beneficially owns more than 1% of our outstanding shares. Mr. Baharav beneficially owns approximately 2.3% of our ordinary shares, consisting of 849,182 ordinary shares and options to purchase 162,500 ordinary shares exercisable within 60 days from the date of this Annual Report. Additionally, Mr. Ishay Davidi shares voting and dispositive power with Shira and Ishay Davidi Management Ltd. with respect to the shares held by the FIMI Funds, and he controls Shira and Ishay Davidi Management Ltd. as described in Item 7A – “Major Shareholders and Related Party Transactions” – “Major Shareholders”.

As of December 31, 2015, our directors and executive officers as a group (18 persons) held options to purchase 1,183,000 of our ordinary shares under our share options plans (described below), exercisable at a weighted average exercise price of $5.06 per share with expiration dates ranging from December 2017 to November 2021.

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

As of December 31, 2015, options to purchase a total of 55,500 ordinary shares at an exercise price of $3.77 per share were outstanding under the 2003 Plans (all of which were exercised since December 31, 2015) and options to purchase 2,600,950 ordinary shares had been exercised.

As of the date hereof, there are no outstanding options under the 2003 Plans.

2005 Share Incentive Plan

In December 2005, our shareholders adopted the 2005 Share Incentive Plan, or the 2005 Plan, for grant of options and RSUs to our officers, directors, employees or service providers or any of the employees or service providers of our subsidiaries (including Section 102 sub-plan adopted in 2008 to enable qualified optionees certain tax benefits under the Israeli Income Tax Ordinance).  The 2005 Plan expired in December 2012 although there are still RSUs outstanding under the 2005 Plan.

As of December 31, 2015, a total of 2,250 RSUs were outstanding under the 2005 Plan, and 1,350,722 ordinary shares were issued as a result of RSUs vesting under the 2005 Plan.  All options granted under the 2005 Plan were canceled or expired without being exercised.

The options and RSUs granted under the 2005 Plan generally vested or vest quarterly or annually over a four-year period (15%, 25%, 30% and 30% each year, respectively).

2008 Share Incentive Plan

In October 2008, our Board of Directors adopted the 2008 Share Incentive Plan, or the 2008 Plan, for issuance of options, RSUs and other forms of equity based awards to our and our subsidiaries’ directors, officers, consultants and employees. The term of the 2008 Plan had been extended by an additional ten year period, commencing October 2015. Our Board of Directors also adopted a sub-plan to enable qualified optionees certain tax benefits under the Israeli Income Tax Ordinance. Following increases approved by our Board of Directors, the total number of ordinary shares reserved for issuance of options under the 2008 Plan is 4.5 million shares. As of December 31, 2015, we have granted options to purchase 2,501,676 ordinary shares under the 2008 Plan (excluding options that were granted and cancelled), pursuant to which 1,056,076 ordinary shares have been issued as of December 31, 2015.  The exercise prices for the outstanding options range from $3.00 to $7.01 and such options expire at various times from December 2017 to November 2021. As of December 31, 2015, we have granted 1,366,436 RSUs under the 2008 Plan (excluding RSUs that were granted and canceled), pursuant to which, 1,124,486 ordinary shares have been issued as of December 31, 2015.

The term of the options granted under the 2005 and 2008 Plans is six or seven years, depending on the terms of the specific plan and grant letter.

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

ITEM 7:	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares, as of March 21, 2016, by:

•	each person who we believe beneficially owns 5% or more of our outstanding ordinary shares, and

•	all of our directors and executive officers as a group.

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. The percentage ownership of each such person is based on the number of ordinary Shares outstanding as of March 21, 2016 and includes the number of ordinary shares underlying options and RSUs that are exercisable within sixty (60) days from the date of March 21, 2016.  Ordinary Shares subject to these options and RSUs are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options and RSUs, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person.  The information in the table below is based on 44,434,247 Ordinary Shares outstanding as of March 21, 2016.  Each of our outstanding ordinary shares has identical rights in all respects. The information in the table below with respect to the beneficial ownership of shareholders is based on the public filings of such shareholders with the SEC through March 21, 2016 and information provided to us by such shareholders.

Name	Number of Shares	Percent
FIMI Funds (1).	15,042,672	33.8%
Itshak Sharon (Tshuva) (2)	5,222,218	11.8%
Mivtah Shamir Holdings Ltd. (3)	4,398,256	9.9%
Meitav Dash Investments Ltd. (4)	2,365,786	5.3%
All directors and executive officers as a group (18 persons) (5)	1,347,521	3.0%
____________________________________________________

(1)
Based on a Schedule 13D/A filed on December 4, 2014 with the SEC and information provided to the Company, FIMI Opportunity IV, L.P., FIMI Israel Opportunity IV, Limited Partnership (the “FIMI IV Funds”), FIMI Opportunity V, L.P., FIMI Israel Opportunity Five, Limited Partnership (the "FIMI V Funds" and together with the FIMI IV Funds, the "FIMI Funds"), FIMI IV 2007 Ltd., FIMI FIVE 2012 Ltd., Shira and Ishay Davidi Management Ltd. and Mr. Ishay Davidi share voting and dispositive power with respect to the 15,042,672 shares held by the FIMI Funds. FIMI IV 2007 Ltd. is the managing general partner of the FIMI IV Funds.  FIMI FIVE 2012 Ltd. is the managing general partner of the FIMI V Funds. Shira and Ishay Davidi Management Ltd. controls FIMI IV 2007 Ltd. and FIMI FIVE 2012 Ltd. Mr. Ishay Davidi controls Shira and Ishay Davidi Management Ltd. and is the Chief Executive Officer of all the entities listed above. These holdings include options to purchase 100,000 ordinary shares held by FIMI IV 2007 Ltd., which are currently exercisable or are exercisable within 60 days of the date hereof granted to it by our company in connection with the service of its executives, Ishay Davidi and Amiram Boehm, as members of our Board. The principal business address of each of the above entities and of Mr. Davidi is c/o FIMI IV 2007 Ltd., Electra Tower, 98 Yigal Alon St., Tel-Aviv 6789141, Israel.

(2)
Based on a Schedule 13G/A filed on June 2, 2015 with the SEC by Itshak Sharon (Tshuva), Delek Group Ltd. and The Phoenix Holding Ltd and other information provided to us by such shareholders. The ordinary shares are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of the Phoenix Holding Ltd. (“the Subsidiaries”). The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions. The Phoenix Holding Ltd. is a majority-owned subsidiary of Delek Group Ltd.  The majority of Delek Group Ltd.'s outstanding share capital and voting rights are owned, directly and indirectly, by Itshak Sharon (Tshuva) through private companies wholly-owned by him, and the remainder is held by the public. The principal business address of Itshak Sharon (Tshuva) and Delek Investments and Properties Ltd. is 7 Giborei Israel Street, P.O.B. 8464, Netanya, 4250407, Israel. The principal business address of the Phoenix Holding Ltd. is Derech Hashalom 53, Givataim, 5345433, Israel.

(3)	Based on a Schedule 13G/A filed on December 15, 2015 by Mivtah Shamir Holdings Ltd. The principal office of Mivtah Shamir Holdings Ltd. is 27 Habarzel Street, Tel-Aviv.

(4)
Based on a Schedule 13G filed on January 6, 2016, Meitav Dash Investments Ltd. (“Meitav”) is controlled by: (1) BRM Group Ltd. (“BRM Group”) which holds Meitav’s shares through BRM Finance Ltd., a wholly owned subsidiary of  BRM Group. The shareholders of BRM Group are Messrs. Eli Barkat, Nir Barkat (Messrs. Eli Barkat and Nir Barkat are brothers) and Yuval Rakavy, each holds 33.3% through his controlled companies; and (2) Mr. Zvi Stepak who holds Meitav’s shares through Maya Holdings (Ye'elim) Ltd. (“Maya holdings”) a company which he controls and Nili (Amir) Holdings Ltd. (a wholly owned subsidiary of Maya Holdings). Meitav holds 2,365,786 ordinary shares as follows: (i) 518,882 ordinary shares owned by Mutual Funds of Meitav Dash Investments LTD group; (ii) 1,228,438 ordinary shares owned by Provident Funds of Meitav Dash Investments LTD group; (iii) 570,271 ordinary shares owned by ETFs of Meitav Dash Investments LTD group, and (iv) 48,195 ordinary shares owned by the Portfolio Management of Meitav Dash Investments LTD group. The principal business address of Meitav is 30 Derekh Sheshet Ha-yamim, Bene-Beraq, Israel.

(5)	As of March 21, 2016 all directors and executive officers as a group (18 persons) held 495,832 options that are vested or that vest within 60 days of March 21, 2016.

Significant Changes in the Ownership of Major Shareholders

As of March 28, 2014, our major shareholders were FIMI Funds, holding 9,817,990 ordinary shares (approximately 23.2 % ownership), York, holding 6,015,530 ordinary shares (approximately 14.2% ownership), and Itshak Sharon (Tshuva), holding 2,553,792 ordinary shares (approximately 6% ownership).

As of March 26, 2015, our major shareholders were FIMI Funds, holding 15,017,672 ordinary shares (approximately 34.9% ownership), Itshak Sharon (Tshuva), holding 3,904,874 ordinary shares (approximately 9.1% ownership), Meitav Dash Investments Ltd., holding 2,720,162 ordinary shares (approximately 6.3% ownership) and Mivtah Shamir Holdings Ltd. holding 2,216,944 ordinary shares (approximately 5.2% ownership).

As of March 21, 2016, our major shareholders were FIMI Funds, beneficially owning 15,042,672 ordinary shares (approximately 33.8% ownership), Itshak Sharon (Tshuva), beneficially owning 5,222,218 ordinary shares (approximately 11.8% ownership), Mivtah Shamir Holdings Ltd. beneficially owning 4,398,256 ordinary shares (approximately 9.9% ownership) and Meitav Dash Investments Ltd. beneficially owning 2,365,786 ordinary shares (approximately 5.3% ownership).

Major Shareholders Voting Rights

The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares, except to the extent that they hold more than 14% and as such, they will have a right to appoint a director, subject to certain conditions set forth in our Articles of Association.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of March 17, 2016, there were 77 holders of record of our ordinary shares, of which 53 record holders holding approximately 90.5% of our ordinary shares had registered addresses in the U.S.  These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees, including CEDE & Co., the nominee for the Depositary Company (the central depositary for the U.S. brokerage community), which held approximately 90.4% of our outstanding ordinary shares as of said date.

B.	Related Party Transactions.

Since 2014, our Board of Directors approved that we enter into several agreements for the purchase of infrastructure, construction and services from C. Mer Industries Ltd., or C. Mer, for an aggregate amount of approximately $13.8 million. FIMI holds approximately 30% of C. Mer’s share capital and our director, Ishay Davidi, is also a member of the board of directors of C. Mer. These transactions were approved by our Audit Committee and Board of Directors in accordance with the requirements of the Israeli Companies Law.

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

In 2003, the Brazilian tax authority filed a claim against our subsidiary in Brazil, SPC International Ltda, (an inactive company), for the payment of taxes allegedly due by the subsidiary. In January 2004 and December 2005, the subsidiary filed its administrative defense, which was denied by the first and second level Brazilian courts, respectively.  In September 2006, our subsidiary filed an annulment action seeking judicial cancellation of the claim. In May 2009, the subsidiary received notice of the court’s first level decision, which cancelled a significant portion of the claim, but upheld two items of the assessment. Under this decision, the subsidiary’s principal liability was reduced to approximately $1.5 million. This decision was appealed by both the subsidiary and the Brazilian tax authority. In June 2012, the São Paulo Court of Appeals ruled against the inactive subsidiary, accepting the claims of the Brazilian tax authority.  In September 2012, the subsidiary filed an appeal to the Brazilian Superior Court of Justice with respect to most of the items of the claim, and to the Brazilian Supreme Court with respect to a small portion of the claim.  In October 2014, the appeals were not admitted by the São Paulo Court of Appeals and our subsidiary filed appeals on such decision with the Superior Court of Justice.  In February and in March 2016, the Superior Court ruled against the subsidiary in a final decision. As of December 31, 2015, the total amount of this claim, including interest, penalties and legal fees is approximately $7 million, of which approximately $1 million is the principal. The Brazilian tax authorities initiated foreclosure proceedings against the subsidiary and certain of its former managers. Pursuant to court’s decision published in March 2016, the foreclosure proceedings against the former managers were cancelled. The tax authorities are expected to appeal such decision. Based on Brazilian external counsel’s opinion, we believe that the inclusion of any additional co-obligors in the tax foreclosure certificate should be barred due to the applicable statute of limitations. Based on such opinion of counsel, we believe that the foreclosure procedures legally cannot be redirected to other group entities and managers who have not been cited in the foreclosure certificate. Accordingly, we believe that the chances that such redirection will lead to a loss recognition are remote.

In October 2014, our Peruvian subsidiary applied to the Chamber of Commerce of Lima, Peru for initiation of arbitration proceedings against the Ministry of Transport and Communications of Peru and FITEL. The arbitration is related to the FITEL projects awarded to the subsidiary in 2000-2001.  Under these projects, our subsidiary has provided fixed public telephony services in rural areas of Peru. Our subsidiary’s main claim is related to damages caused to it by the promotion of mobile telephony in such areas by the Peruvian government. The arbitral tribunal was established and our subsidiary filed its detailed statement of claim in April 2015, which was followed by a response statement of the Ministry of Transport and Communications of Peru and FITEL in July 2015 supported by a statement by Osiptel, the Peruvian regulator of telecommunications.

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

Annual Share Price Information

The following table sets forth, each of the years indicated, the high and low market prices of our ordinary shares on the NASDAQ Global Select Market and the TASE.

	NASDAQ		TASE
Year	High	Low	High	Low

2011	$5.89	$3.04	$5.94	$3.10
2012	$5.60	$2.31	$5.61	$2.40
2013	$6.20	$4.09	$6.00	$4.05
2014	$5.71	$4.50	$5.68	$4.45
2015	$7.07	$3.11	$6.93	$3.09

Quarterly Share Price Information

The following table sets forth, for each of the full financial quarters in the years indicated the high and low market prices of our ordinary shares on the NASDAQ Global Select Market and the TASE:

	NASDAQ		TASE
	High	Low	High	Low

2014
First quarter	$5.71	$4.60	$5.68	$4.55
Second quarter	$5.11	$4.50	$5.24	$4.45
Third quarter	$5.13	$4.51	$5.17	$4.51
Fourth quarter	$5.18	$4.65	$5.18	$4.57

2015
First quarter	$6.10	$4.42	$6.23	$4.39
Second quarter	$7.07	$5.23	$6.93	$5.21
Third quarter	$5.75	$3.36	$5.88	$3.31
Fourth quarter	$4.06	$3.11	$4.10	$3.09

2016
First quarter (through March 20, 2016)	$4.38	$3.28	$4.45	$3.22

Monthly Share Price Information

The following table sets forth, for the most recent six months, the high and low market prices of our ordinary shares on the NASDAQ Global Select Market and the TASE:

	NASDAQ		Tel Aviv Stock Exchange
	High	Low	High	Low
October 2015	$3.85	$3.41	$3.88	$3.41
November 2015	$4.06	$3.11	$4.10	$3.09
December 2015	$3.96	$3.30	$4.03	$3.26
January 2016	$3.60	$3.28	$3.70	$3.22
February 2016	$4.02	$3.51	$4.03	$3.43
March 2016 (through March 20, 2016)	$4.38	$3.84	$4.45	$3.81

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ordinary shares are listed on the NASDAQ Global Select Market under the symbol “GILT” and are also traded on the TASE.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expense of the Issue

Not applicable.

ITEM 10:	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

Notice of General Meetings; Omission to Give Notice

The Companies Law provides that a company whose shares are traded on an exchange must give notice of a general meeting to its shareholders of record at least 21 days, and in certain instances at least 35 days, prior to the meeting, unless the company’s articles of association provide that a notice need not be sent. Accordingly, our Articles of Association provide that not less than 21 days’ prior notice shall be given to shareholders of record of every general meeting of shareholders. It further provides that notice of a general meeting of shareholders shall be given in accordance with any law and otherwise as the Board of Directors may determine. In addition, our Articles of Association provide that no shareholder present, in person or by proxy, at the commencement of a general meeting of shareholders shall be entitled to seek the revocation of any proceedings or resolutions adopted at such general meeting of shareholders on grounds of any defect in the notice of such meeting relating to the time or the place thereof.

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

Qualification of Directors

Our Articles of Association provide that no person shall be disqualified to serve as a director by reason of him not holding shares in our company or by reason of him having served as director in the past. Our directors are not subject under the Israeli Companies Law or our Articles of Association to an age limit requirement. Under the Companies Law, a person cannot serve as a director if such person has been convicted of certain offenses (generally, for 5 years after such conviction, unless specifically authorized by the court), if an administrative decision by the Israel Securities Authority disqualified such director to be nominated to the board of a public company, or if the person has been declared bankrupt.

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

In March and December 2015, the Peruvian government awarded GNP the Regional FITEL Projects for the construction of networks, operation of the networks for a defined period and their transfer to the government, which are expected to generate aggregate revenues of $393 million to be recognized over a period of approximately 11 years. In accordance with the bid conditions, we have established a Peruvian subsidiary, namely, GNP, to enter into written agreements with the Peruvian government for each of the four regional projects that were awarded.

In order to guarantee our performance obligations and the down payment we received under the Regional FITEL Projects, we issued bank guarantees and surety bonds for the benefit of FITEL, which surety bonds have been issued by Amtrust through a Peruvian insurance company, in an aggregate amount of approximately $106 million, through agreements entered into in May 2015 and December 2015.  We have also provided Amtrust with a corporate guarantee in the amount of approximately $57 million.

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

Generally, income of Israeli companies is subject to corporate tax.  The Israeli corporate tax rate was 25% in 2013, was increased to 26.5% in 2014 and 2015 and was decreased to 25% commencing January 1, 2016.

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

Dividends

The statutory withholding tax rate for dividends distributed by an Israeli company to non-resident shareholders is generally 25%. The rate is reduced to 15% for dividends distributed out of income generated by an Approved Enterprise.  A different withholding tax rate may apply as a result of a tax treaty between Israel and shareholder’s country of residence.

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

Following enactment of the Tax Burden Law, starting January 1, 2012, the capital gains tax rate applicable to individuals upon the sale of our shares is such individual’s marginal (income) tax rate but not more than 25% (or 30% with respect to a substantial shareholder). With respect to corporate investors, the rate of capital gains tax imposed on the sale of shares is equal to the corporate tax rate, which was 25% in 2013, 26.5% in 2014 and 2015 and 25% from January 1, 2016.

Individual shareholders dealing with securities in Israel are taxed at their marginal tax rates applicable to business income (up to 48% in 2015).

Furthermore, beginning on January 1, 2013, an additional tax liability at the rate of 2% was added to the applicable tax rate on the annual taxable income of the individuals (whether any such individual is an Israeli resident or non-Israeli resident) exceeding NIS 811,560 (in 2013 and 2014) and NIS 810,720 in 2015 (hereinafter, “Excess Tax”).

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

Tax benefits are available until the earlier of 7 or 10 years from the date that the period of benefits commenced, and the lapse of 12 years from the first day of the year in which the election was made. Our periods of benefits as a Benefitted Enterprise will expire in 2017 and in 2023.

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

Benefits under the 2011 Amendment

Under an amendment to the Investment Law effective January 1, 2011, upon an irrevocable election made by the company, a uniform corporate tax rate will apply to all qualifying income of the company, as opposed to the previous law’s tax incentives that were limited to income only from Benefitted Enterprises during their benefits period. Under the amended law, the uniform tax rate was 7% in geographical areas in Israel designated as Development Zone A and 12.5% elsewhere in Israel in 2013 The uniform tax rate from 2014 and onwards is set to 9% in areas in Israel designated as Development Zone A and 16% elsewhere in Israel.

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

United States Federal Income Taxation

The following is a description of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares. This description addresses only the U.S. federal income tax considerations that are relevant to U.S. Holders (as defined below) who hold our ordinary shares as capital assets. This summary is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the U.S.-Israel Tax Treaty, or the Treaty, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively. There can be no assurance that the U.S. Internal Revenue Service, or the IRS, will not take a different position concerning the tax consequences of the acquisition, ownership and disposition of our ordinary shares or that such a position would not be sustained. This description does not address all tax considerations that may be relevant with respect to an investment in our ordinary shares. In addition, this description does not account for the specific circumstances of any particular investor, such as:

•	broker-dealers;

•	financial institutions;

•	certain insurance companies;

•	investors liable for alternative minimum tax;

•	regulated investment companies, real estate investment trusts, or grantor trusts;

•	dealers or traders in securities, commodities or currencies;

•	tax-exempt organizations;

•	non-resident aliens of the United States or taxpayers whose functional currency is not the U.S. dollar;

•	persons who hold ordinary shares through partnerships or other pass-through entities;

•	persons who acquire their ordinary shares through the exercise or cancellation of employee stock options or otherwise as compensation for services;

•	direct, indirect or constructive owners of investors that actually or constructively own 10% or more of our shares by vote or value; or

•	investors holding ordinary shares as part of a straddle, appreciated financial position, a hedging transaction or conversion transaction.

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

For purposes of this summary, as used herein, the term “U.S. Holder” means a person that is eligible for the benefits of the Treaty and is a beneficial owner of an ordinary share who is, for U.S. federal income tax purposes:

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

Unless otherwise indicated, this discussion assumes that the Company is not, and will not become, a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes. See “—Passive Foreign Investment Companies” below.

Taxation of Distributions

Subject to the discussion below under the heading “—Passive Foreign Investment Companies,” the gross amount of any distributions received with respect to our ordinary shares, including the amount of any Israeli taxes withheld therefrom, will constitute dividends for U.S. federal income tax purposes to the extent of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes.  Because we do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that the entire amount of any distribution will generally be reported as dividend income to you. Dividends are included in gross income as ordinary income. Distributions in excess of our current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of your tax basis in our ordinary shares and any amount in excess of your tax basis will be treated as gain from the sale of ordinary shares. See “—Disposition of Ordinary Shares” below for a discussion of the taxation of capital gains. Our dividends will not qualify for the dividends-received deduction generally available to corporations under section 243 of the Code.

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

Subject to complex limitations, some of which vary depending upon the U.S. Holder’s circumstances, any Israeli withholding tax imposed on dividends paid with respect to our ordinary shares, at a rate not exceeding the applicable rate provided by the Treaty, will be a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or, alternatively, for deduction against income in determining such tax liability). Israeli taxes withheld in excess of the applicable rate allowed by the Treaty will not be eligible for credit against a U.S. Holder’s federal income tax liability. The limitation on foreign income taxes eligible for credit is calculated separately with respect to specific classes of income.  Dividends generally will be treated as foreign-source passive category income or, in the case of certain U.S. Holders, general category income for U.S. foreign tax credit purposes. Further, there are special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to a reduced tax rate (see discussion below). A U.S. Holder may be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on our ordinary shares if such U.S. Holder fails to satisfy certain minimum holding period requirements or to the extent such U.S. Holder’s position in ordinary shares is hedged. An election to deduct foreign taxes instead of claiming foreign tax credit applies to all foreign taxes paid or accrued in the taxable year. The rules relating to the determination of the foreign tax credit are complex, and you should consult with your own tax advisors to determine whether and to what extent you would be entitled to this credit.

Subject to certain limitations (including the PFIC rules discussed below), “qualified dividend income” received by a non-corporate U.S. Holder will be subject to tax at the lower long-term capital gain rates (currently at 20%). Distributions taxable as dividends paid on our ordinary shares should qualify for a reduced rate provided that either: (i) we are entitled to benefits under the Treaty, or (ii) our ordinary shares are readily tradable on an established securities market in the United States and certain other requirements are met. We believe that we are entitled to benefits under the Treaty and that our ordinary shares currently are readily tradable on an established securities market in the United States (see discussion below). However, no assurance can be given that our ordinary shares will remain readily tradable. The rate reduction does not apply unless certain holding period requirements are satisfied, nor does it apply to dividends received from a PFIC (see discussion below), in respect of certain risk-reduction transactions, or in certain other situations. The legislation enacting the reduced tax rate on qualified dividend income contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate. U.S. Holders of our ordinary shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

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

An accrual basis U.S. Holder may elect the same treatment required of cash basis taxpayers with respect to a sale or disposition of our ordinary shares that are traded on an established securities market, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the IRS. In the event that an accrual basis U.S. Holder does not elect to be treated as a cash basis taxpayer (pursuant to the Treasury regulations applicable to foreign currency transactions), such U.S. Holder may have a foreign currency gain or loss for U.S. federal income tax purposes because of differences between the U.S. dollar value of the currency received prevailing on the trade date and the settlement date. Any such currency gain or loss would be treated as U.S.- source ordinary income or loss and would be in addition to the gain or loss, if any, recognized by such U.S. Holder on the sale or disposition of such ordinary shares.

Passive Foreign Investment Companies

We believe that we were not a PFIC for U.S. federal income tax purposes for the taxable year of 2015. However, since PFIC status depends upon the composition of our income and assets and the market value of our assets from time to time, there can be no assurance that we will not be considered a PFIC for any future taxable year. If we were a PFIC for any taxable year during which a U.S. Holder owned an ordinary share (and under proposed Treasury regulations, a right), certain adverse consequences could apply to the U.S. Holder. Specifically, gain recognized by a U.S. Holder on a sale or other disposition of such ordinary share (or right) would be allocated ratably over the U.S. Holder’s holding period for the ordinary share (or right). The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability. Further, any distribution in excess of 125% of the average of the annual distributions received by the U.S. Holder on our ordinary shares during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation as described immediately above. Certain elections (such as a mark-to-market election) may be available to U.S. Holders and may result in alternative tax treatment. In addition, if we were a PFIC for a taxable year in which we pay a dividend or the prior taxable year, the favorable dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply. If we were a PFIC for any taxable year in which a U.S. Holder owned our shares, the U.S. Holder would generally be required to file annual returns with the Internal Revenue Service, or the IRS, on IRS Form 8621.

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

U.S. citizens and individuals taxable as resident aliens of the United States that own “specified foreign financial assets” with an aggregate value in a taxable year in excess of certain thresholds (as determined under rules in Treasury regulations) and that are required to file a U.S. federal income tax return generally will be required to file an information report with respect to those assets with their tax returns. IRS Form 8938 has been issued for that purpose. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, foreign stocks held directly, and interests in foreign estates, foreign pension plans or foreign deferred compensation plans. Under those rules, our ordinary shares, whether owned directly or through a financial institution, estate or pension or deferred compensation plan, would be “specified foreign financial assets.” Under Treasury regulations, the reporting obligation applies to certain U.S. entities that hold, directly or indirectly, specified foreign financial assets. Penalties can apply if there is a failure to satisfy this reporting obligation. A U.S. Holder is urged to consult his tax advisor regarding its reporting obligation.

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

Accordingly, monetary accounts maintained in currencies other than the U.S. dollar are remeasured into U.S. dollars in accordance with ASC 830, “Foreign Currency Matters” (“ASC 830”). All transaction gains and losses of the remeasurement of monetary balance sheet items are reflected in the consolidated statements of operations as financial income or expenses, as appropriate.

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

While a significant portion of our revenues and expenses are generated in U.S. dollars, a portion of our expenses are denominated in NIS, and to a lesser extent, other non-U.S. dollar currencies which lead us to be exposed to financial market risk associated with changes in foreign currency exchange rates. In order to reduce the impact of foreign currency rate volatility of future cash flows caused by changes in foreign exchange rates, we use currency forward contracts. If our currency forward contracts meet the definition of a hedge, and are so designated, changes in the fair value of the contracts will be offset against changes in the fair value of the hedged assets or liabilities through earnings. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in current earnings during the period of change. Our hedging reduces, but does not eliminate, the impact of foreign currency rate movements, and due to such movements the results of our operations may be adversely affected.

During the year ended December 31, 2015, we recognized a loss of $0.8 million related to the effective portion of our hedging instruments. The effective portion of the hedged instruments was included as an offset to payroll expenses in the statement of operations. The ineffective portion of the hedged instrument during the year ended December 31, 2015 was immaterial and was recorded as financial expenses, net.

During 2015 we entered into additional forward contracts in order to hedge the exposure to variability in expected future cash flows resulting from changes in related foreign currency exchange rates. These contracts did not meet the requirement for hedge accounting. The amount recorded as financial income related to these contracts in 2015 $2.1 million.

As of December 31, 2015, the fair value of the liabilities of the outstanding forward contracts that met the requirement for hedge accounting was $0.1 million and the fair value of the liabilities of the outstanding forward contracts that did not meet the requirement for hedge accounting was $0.1 million.

The table below details our balance sheet exposure by currency and interest rates:

	Expected Maturity Dates
	2016	2017	2018	2019	2020 and thereafter
	(In thousands)
Assets:
Restricted cash - in U.S. dollars	85,915	-	-	-	-
Weighted interest rate	0.20%	-	-	-	-
In other currency	14,864	-	-	-	179
Weighted interest rate	0.16%	-	-	-	5.84%
Restricted cash held by Trustees In other currency	8,524
Weighted interest rate	0.40%
Liabilities:
Long-term loans (including current maturities)
In U.S. dollars	4,000	4,000	4,000	4,000	8,000
Weighted interest rate	4.77%	4.77%	4.77%	4.77%	4.77%
In other currency	542	529	435	435	94
Weighted interest rate	3.46%	3.38%	2.62%	2.62%	2.62%

ITEM 12:	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13:	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14:	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15:	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended) as of December 31, 2015, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the rules of the Securities and Exchange Commission.

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

Our management assessed the effectiveness of our internal control over financial reporting, as of December 31, 2015.  In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on that assessment, our management concluded that as of December 31, 2015, our internal control over financial reporting is effective.

The effectiveness of management’s internal control over financial reporting as of December 31, 2015 has been audited by our company’s independent registered public accountants, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, and their report below expresses an unqualified opinion on our company’s internal control over financial reporting

Changes in Internal Control over Financial Reporting

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

	Year Ended December 31,
	2015		2014
Services Rendered	Fees	Percentages	Fees	Percentages
Audit fees (1)	$869,146	91.68%	$810,677	94.25%
Tax fees (2)	$15,284	1.61%	$32,841	3.82%
Other (3)	$63,600	6.71%	$16,639	1.93%
Total	$948,030	100%	$860,157	100%

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

(3)
Other fees are fees for professional services other than audit or tax related fees, rendered in connection with our business activities; such fees in 2015 were mainly related to other services provided in connection with regulatory filings and in 2014 were mainly related to certain certifications to government authorities.

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

In the year ended December 31, 2015, neither we nor any affiliated purchaser purchased any of our securities.

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

4.2
Summary of material provisions of an amendment dated February 7, 2013 to the loan documents between Gilat Satellite Networks Ltd. and First International Bank of Israel, dated December 14, 2010. Previously filed as Exhibit 4.5 to our Annual Report on Form 20-F for the fiscal year ending December 31, 2012, which Exhibit is incorporated herein by reference.

4.3
English summary of material provisions of an amendment (in Hebrew) dated August 17, 2015 to the loan agreements between Gilat Satellite Networks Ltd. and First International Bank of Israel, dated December 14, 2010.

4.4
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
4.7
English translation based on the English version published by FITEL of the Financing Agreement between FITEL and Gilat Networks Peru S.A. dated December 29, 2015, for Broadband Installation for Integral Connectivity and Social Development of the Cusco’s region and a non-literal English translation of the Economic Proposal annexed thereto.

4.8
English translation based on the English version published by FITEL of the Financing Agreement between the FITEL and Gilat Networks Peru S.A. dated May 27, 2015, for Broadband Installation for Integral Connectivity and Social Development of the Ayacucho’s region and a non-literal English translation of the Economic Proposal annexed thereto.

4.9
English translation based on the English version published by FITEL of the Financing Agreement between the FITEL and Gilat Networks Peru S.A. dated May 27, 2015, for Broadband Installation for Integral Connectivity and Social Development of the Apurímac’s region and a non-literal English translation of the Economic Proposal annexed thereto.

4.10
English translation based on the English version published by FITEL of the Financing Agreement between the FITEL and Gilat Networks Peru S.A. dated May 27, 2015, for Broadband Installation for Integral Connectivity and Social Development of the Huancavelica’s region and a non-literal English translation of the Economic Proposal annexed thereto.

4.11	Copy of Deed of Indemnity dated May 20, 2015 and Deed of Consent dated December 29, 2015, both entered into between Gilat Satellite Networks Ltd. and Amtrust Europe Limited.
4.12	Copy of Memorandum of Understanding and amendment thereto dated December 28, 2015 and January 28 2016, respectively, entered between Gilat Networks Peru SA, and Amtrust Insurance Spain, SL.
8.1	List of subsidiaries.
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
13.1	Certification by Chief Executive Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification by Chief Financial Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

101.INS	XBRL Instance Document *.

101.SCH	XBRL Taxonomy Extension Schema Document.

101.PRE	XBRL Taxonomy Presentation Linkbase Document.

101.CAL	XBRL Taxonomy Calculation Linkbase Document.

101.LAB	XBRL Taxonomy Label Linkbase Document.

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
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

GILAT SATELLITE NETWORKS LTD.

By:	/s/ Dov Baharav
Dov Baharav
Chairman and Interim Chief Executive Officer

Date: Date: March 22, 2016

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

GILAT SATELLITE NETWORKS LTD.

        We have audited the accompanying consolidated balance sheets of Gilat Satellite Networks Ltd. (the "Company") and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive income (loss), shareholders' equity and cash flows for each of the three years in the period ended December 31, 2015. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries as of December 31, 2015 and 2014, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 22, 2016, expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 22, 2016	A Member of Ernst & Young Global

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

GILAT SATELLITE NETWORKS LTD.

We have audited Gilat Satellite Networks Ltd.'s ("the Company") internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) ("the COSO criteria"). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2015 and our report dated March 22, 2016 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 22, 2016	A Member of Ernst & Young Global

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2015	2014

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$18,435	$27,726
Restricted cash	100,779	25,983
Restricted cash held by trustees	8,524	15,441
Trade receivables, net	50,984	57,728
Inventories	25,358	25,112
Other current assets	16,223	14,760

Total current assets	220,303	166,750

LONG-TERM INVESTMENTS AND RECEIVABLES:
Severance pay funds	7,545	8,085
Long-term restricted cash	179	216
Other long-term receivables	221	12,124

Total long-term investments and receivables	7,945	20,425

PROPERTY AND EQUIPMENT, NET	81,963	90,893

INTANGIBLE ASSETS, NET	17,154	22,970

GOODWILL	43,468	63,870

Total assets	$370,833	$364,908

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2015	2014
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term bank credit and loans	$7,000	$15,857
Current maturities of long-term loans	4,542	4,595
Trade payables	17,210	22,850
Accrued expenses	23,481	22,475
Advances from customers	82,813	2,940
Advances from customers held by trustees	8,515	12,858
Other current liabilities	16,213	18,587

Total current liabilities	159,774	100,162

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	21,493	26,271
Accrued severance pay	7,506	8,157
Other long-term liabilities	3,978	5,179

Total long-term liabilities	32,977	39,607

COMMITMENTS AND CONTINGENCIES

EQUITY:
Share capital - Ordinary shares of NIS 0.2 par value: Authorized - 90,000,000 shares at December 31, 2015 and 2014; Issued and outstanding – 44,333,047 and 42,730,424 shares at December 31, 2015 and 2014, respectively	2,048	1,966
Additional paid-in capital	884,126	876,624
Accumulated other comprehensive loss	(3,727)	(1,420)
Accumulated deficit	(704,365)	(652,031)

Total equity	178,082	225,139

Total liabilities and equity	$370,833	$364,908

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2015	2014	2013

Revenues:
Products	$128,970	$157,531	$133,554
Services	68,573	77,602	101,312

Total revenues	197,543	235,133	234,866

Cost of revenues:
Products	94,683	106,905	86,304
Services	48,635	44,593	68,906
Impairment of long lived assets	10,137	-	-

Total cost of revenues	153,455	151,498	155,210

Gross profit	44,088	83,635	79,656

Operating expenses:
Research and development, net	22,412	25,158	27,900
Selling and marketing	24,823	32,537	32,214
General and administrative	18,644	20,903	23,071
Restructuring costs	1,508	-	564
Goodwill impairment	20,402	-	-

Total operating expenses	87,789	78,598	83,749

Operating income (loss)	(43,701)	5,037	(4,093)

Financial expenses, net	(7,243)	(3,837)	(6,239)

Income (loss) before taxes on income	(50,944)	1,200	(10,332)
Taxes on income (tax benefit)	1,190	1,901	(755)

Loss from continuing operations	(52,134)	(701)	(9,577)
Loss from discontinued operations	(200)	(795)	(8,320)

Loss	$(52,334)	$(1,496)	$(17,897)

Loss per share (basic and diluted):
Continuing operations	$(1.19)	$(0.02)	$(0.23)
Discontinued operations	$(0.00)	$(0.02)	$(0.20)

Total loss per share	$(1.19)	$(0.04)	$(0.43)

Weighted average number of shares used in computing loss per share:
Basic and diluted	43,655,309	42,444,482	41,960,925

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands

	Year ended December 31,
	2015	2014	2013

Loss	$(52,334)	$(1,496)	$(17,897)
Other comprehensive loss:
Foreign currency translation adjustments	(3,022)	(2,205)	90
Reclassification adjustments for realized loss (gain) on hedging instruments, net	839	985	(1,931)
Unrealized gain (loss) on hedging instruments, net	(124)	(1,791)	568

Total comprehensive loss	$(54,641)	$(4,507)	$(19,170)

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share data)

	Number of Ordinary shares	Share capital	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total shareholders' equity

Balance as of January 1, 2013	41,700,100	$1,909	$869,822	$2,864	$(632,638)	$241,957
Issuance of restricted share units (RSU)	271,176	15	-	-	-	15
Stock-based compensation of options and RSUs	-	-	2,665	-	-	2,665
Exercise of stock options	154,498	8	558	-	-	566
Comprehensive loss	-	-	-	(1,273)	(17,897)	(19,170)

Balance as of December 31, 2013	42,125,774	1,932	873,045	1,591	(650,535)	226,033

Issuance of restricted share units (RSU)	332,650	19	-	-	-	19
Stock-based compensation of options and RSUs	-	-	2,427	-	-	2,427
Exercise of stock options	272,000	15	1,152	-	-	1,167
Comprehensive loss	-	-	-	(3,011)	(1,496)	(4,507)

Balance as of December 31, 2014	42,730,424	1,966	876,624	(1,420)	(652,031)	225,139

Issuance of restricted share units (RSU)	283,175	14	-	-	-	14
Stock-based compensation of options and RSUs	-	-	1,901	-	-	1,901
Exercise of stock options	1,319,448	68	5,601	-	-	5,669
Comprehensive loss	-	-	-	(2,307)	(52,334)	(54,641)

Balance as of December 31, 2015	44,333,047	$2,048	$884,126	$(3,727)	$(704,365)	$178,082

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2015	2014	2013
Cash flows from continuing operations

Cash flows from operating activities:

Loss	$(52,334)	$(1,496)	$(17,897)
Loss from discontinued operations	(200)	(795)	(8,320)

Loss from continuing operations	(52,134)	(701)	(9,577)
Reconciliation of loss to net cash provided by (used in) operating activities:
Depreciation and amortization	15,072	15,951	17,559
Goodwill impairment	20,402	-	-
Impairment of long lived assets	10,137	-	-
Stock-based compensation of options and RSUs	1,901	2,427	2,268
Accrued severance pay, net	(111)	300	(38)
Accrued interest and exchange rate differences on restricted cash and deposits, net	842	858	307
Exchange rate differences on long-term loans	(288)	(416)	157
Capital loss from disposal of property and equipment	82	430	48
Deferred income taxes, net	1	7	(2,733)
Decrease (increase) in trade receivables, net	4,553	(2,457)	(4,228)
Decrease (increase) in other assets (including short-term, long-term and deferred charges)	998	(20,251)	10,740
Increase in inventories	(2,821)	(445)	(6,502)
Increase in restricted cash directly related to operating activities, net	(87,004)	-	-
Increase (decrease) in trade payables	(5,133)	2,226	(1,225)
Increase (decrease) in accrued expenses	2,935	5,401	(4,703)
Increase (decrease) in advances from customers	79,884	(25,935)	25,249
Increase (decrease) in advances from customers held by trustees, net	(2,243)	14,068	(4,448)
Decrease in other current liabilities and other long-term liabilities	(1,860)	(7,625)	(6,477)

Net cash provided by (used in) operating activities	(14,787)	(16,162)	16,397

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2015	2014	2013
Cash flows used in investing activities:

Purchase of property and equipment	(3,930)	(12,630)	(4,063)
Investment in restricted cash (including long-term)	(22,717)	(12,788)	(25,961)
Proceeds from restricted cash (including long-term)	34,120	11,228	2,975
Investment in restricted cash held by trustees	(16,634)	(24,869)	(17,587)
Proceeds from restricted cash held by trustees	21,501	12,306	13,744
Purchase of intangible assets	-	-	(16)

Net cash provided by (used in) investing activities	12,340	(26,753)	(30,908)

Cash flows used in financing activities:

Capital lease payments	(609)	(234)	-
Issuance of restricted stock units and exercise of stock option	5,683	1,186	581
Payment of obligation related to the purchase of intangible asset	(500)	(500)	(500)
Short-term bank credit, net	(5,897)	16,570	(3,518)
Repayment of long-term loans	(4,544)	(4,633)	(12,950)

Net cash provided by (used in) financing activities	(5,867)	12,389	(16,387)

Cash flows from discontinued operations

Net cash used in operating activities	-	-	(5,996)
Net cash provided by investing activities	-	-	15,791
Net cash provided by financing activities	-	-	12,884

	-	-	22,679
Effect of exchange rate changes on cash and cash equivalents	(977)	(172)	(325)

Decrease in cash and cash equivalents	(9,291)	(30,698)	(8,544)
Cash and cash equivalents at the beginning of the year	27,726	58,424	66,968

Cash and cash equivalents at the end of the year	$18,435	$27,726	$58,424

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2015	2014	2013
Supplementary cash flow activities:

(1) Cash paid during the year for continuing operations:

Interest	$1,507	$1,681	$2,154

Income taxes	$517	$1,582	$730

(2) Non-cash transactions:

Reclassification from inventories to property and equipment	$2,519	$2,857	$3,778

Reclassification from property and equipment to inventories	$114	$381	$691

Capital lease	$26	$1,123	$-

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:	GENERAL

a.	Organization:

Gilat Satellite Networks Ltd. (the "Company" or "Gilat") and its subsidiaries (the "Group") is a global provider of end-to-end broadband satellite communication (“Satcom”) network solutions and services. The Group designs, manufactures and provides full network management and equipment for Satcom as well as professional services to satellite operators and service providers worldwide. The equipment consists of very small aperture terminals (“VSATs”), solid-state power amplifiers (“SSPAs”), block up converters (“BUCs”), low-profile antennas and on-the-Move/on-the-Pause terminals.  VSATs are earth-based terminals that transmit and receive broadband internet, voice, data and video via satellite. In addition, the Company provides integrated small cell solutions with its satellite backhaul for the cellular market. Gilat also provides connectivity services, internet access and telephony, to enterprise, government and residential customers over its own networks and also over networks which Gilat installs based on Build Operate Transfer (BOT). Additionally, the Company builds telecommunication infrastructure, typically using fiber-optic and wireless technologies for broadband connectivity.

Gilat was incorporated in Israel in 1987 and launched its first generation VSAT in 1989.

The Company’s business is managed and reported as three separate reportable segments, consisting of the Company's Commercial, Mobility and Services Divisions. As to company’s customers, geographic and segment information, see note 14.

b.	Goodwill impairment:

The continuing pressure on the Department of Defense (“DoD”) budget in the United State along with delayed orders from other clients as well as other factors, resulted in a decline in revenues and operational results of the Mobility Division during the nine months ended September 30, 2015, compared to budget and prior year’s results. As of September 30, 2015, these factors were considered by the Company as indicators of a potential impairment of the Mobility Division’s tangible assets, intangible assets and goodwill.

In accordance with ASC 350, “Intangible – Goodwill and Other” (“ASC 350”), following the identification of the impairment indicators, the Company performed a goodwill impairment test for the two reporting units in the Mobility Division as of September 30, 2015, using the income approach to value the reporting units’ fair value. The impairment test resulted in a goodwill impairment of $ 20,402 attributable to the Wavestream reporting unit. This impairment was recorded as part of “Goodwill impairment” in the statement of operations.

The material assumptions used for the income approach were five (5) years of projected cash flows, a long-term growth rate of 4% and discount rate of 13%.

In addition, the Company performed its annual goodwill impairment test procedures as of December 31, 2015. No additional impairment loss was recorded in 2015 as a result of such procedures.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:	GENERAL (Cont.)

Following the impairment indicators mentioned above, the Company also evaluated the recoverability of the Mobility reporting units’ tangible and intangible assets based on the updated future undiscounted cash flows expected to be generated by the assets in accordance with ASC 360 "Property, Plant and Equipment" (“ASC 360"). The projected undiscounted cash flows as of September 30, 2015 indicated that the assets are recoverable and an impairment loss does not exist.

c.	Impairment of long-lived assets in Colombia:

Most of the activity of Gilat Colombia, a fully owned subsidiary of Gilat, consists of operating subsidized projects for the governmental authority (see also note 2c). During 2015, Gilat Colombia encountered higher than expected expenses related to its subsidized project for the governmental authority, which resulted in operating and cash flow losses from this project. The Company considered these losses, combined with its projections for continuing losses from this project, as indicators of potential impairment of Gilat Colombia’s long-lived assets and led the Company to evaluate the recoverability of those assets based on the future undiscounted cash flows expected to be generated by the assets. Following the recoverability test, the Company came to the conclusion that the long lived assets are not recoverable and an impairment loss was calculated based on the excess of the carrying amount of the long-lived assets over the long-lived assets fair value. The Company identified an impairment loss of property and equipment, net and long-term deferred charges, which are part of “other assets” in the balance sheet, in the amount of $4,106 and $6,031, respectively. The total impairment loss in the amount of $ 10,137 was recorded as part of "Impairment of long lived assets” in the statement of operations and is attributed to the Service Division.

d.	Discontinued Operation:

On December 2, 2013, the Company sold its subsidiary, Spacenet Inc. (“Spacenet”), to SageNet of Tulsa, LLC for approximately $ 16,000, subject to certain post-closing adjustments and expenses. The Company recorded a loss of $ 1,385 as a result of this sale. The Company previously provided managed network communications services through Spacenet utilizing satellite wireline and wireless networks and associated technology mainly in the United States. Spacenet was sold in order to allow the Company to better focus its assets and management attention on its core business strategy and strategic target markets. During 2015 and 2014, some of the post-closing adjustments were resolved and consequently the Company incurred additional expenses of $200 and $795, respectively, related to those adjustments. These additional expenses are accounted as discontinued operations. Spacenet was previously part of the Services Division.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:	GENERAL (Cont.)

The results of the discontinued operations for the years ended December 31, 2015, 2014 and 2013, are presented below:

	Year ended December 31,
	2015	2014	2013

Revenues	$-	$-	$67,865

Cost of revenues	-	-	54,996

Gross profit	-	-	12,869

Operating costs and expenses:
Selling and marketing	-	-	7,753
General and administrative	-	-	11,758

Total operating expenses	-	-	19,511

Operating loss	-	-	(6,642)
Loss from disposal of subsidiary	(200)	(795)	(1,385)
Financial income (expenses), net	-	-	(255)

Loss before taxes on income	(200)	(795)	(8,282)

Taxes on income	-	-	38

Loss	$(200)	$(795)	$(8,320)

e.
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

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Most of the activity of Gilat Colombia consists of operating subsidized projects for the Colombian Ministry of Information Technologies and Communications ("Ministry of ITC") through its "Dirección de Conectividad", or DirCon, (formerly known as Compartel Program). The first projects were originally awarded to Gilat's Colombian subsidiaries in 1999 and 2002 and were extended several times. An additional project was awarded to the subsidiary by the Ministry of ITC in 2011 and was completed in December 2013. The subsidiary was awarded another project from the Ministry of ITC in 2013 which is ongoing and scheduled to be completed in 2018.

As required in the bid documents for the Ministry of ITC projects, the Group established trusts (the "Trusts") and entered into governing trust agreements for each project (collectively, the "Trust Agreements"). The Trusts were established for the purpose of holding the network equipment, processing payments to subcontractors, and holding the funds received through the subsidy (the "Subsidy") from the government until they are released in accordance with the terms of the Subsidy and paid to Gilat Colombia. The Trusts are a mechanism to allow the Colombia government to review amounts to be paid with the Subsidy and verify that such funds are used in accordance with the transaction document and the terms of the Subsidy. Gilat Colombia generates revenues both from the Subsidy, as well as from the use of the network that Gilat Colombia operates.

The Trusts are considered VIEs and Gilat Colombia is identified as the primary beneficiary of the Trusts.

Under ASC 810, the Company performs ongoing reassessments of whether it is the primary beneficiary of the VIE. The assessment of Company's management is that the Company has the power to direct the activities of a VIE that most significantly impact the VIE's activities (it is responsible for establishing and operating the networks), and the obligation to absorb losses of the VIE that could potentially be significant to the VIE and the right to receive benefits from the VIE that could potentially be significant to the VIE’s economic performance.  As such, the Trusts were consolidated in the financial statements of the Company since their inception.

The cash held by the Trusts is consolidated within the financial statements of the Company and classified as "Restricted cash held by trustees". The advances from customers received by the Trusts are consolidated within the financial statements of the Company and classified as "Advances from customers held by trustees".

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

Short-term restricted cash is either invested in certificates of deposit, which mature within one year, or in short-term highly liquid investments that are restricted to withdrawals or use. As of December 31, 2015, the vast majority of this amount was linked to the dollar. Such certificates of deposit are used as collateral for the lease of the Group's offices, performance and advance payment guarantees to customers and surety bonds and loans, and bear weighted average interest rates of 0.19% and 0.39% as of December 31, 2015 and 2014, respectively.

Long-term restricted cash is primarily invested in certificates of deposit, which mature in more than one year. As of December 31, 2015, the amount is linked to currencies other than dollar. It bears annual weighted average interest rates of 5.84% and 7.78% as of December 31, 2015 and 2014, respectively. Such certificates of deposit are used as collateral for the lease of the Group's offices, performance guarantees to customers and loans.

f.	Restricted cash held by trustees:

As of December 31, 2015 and 2014, short-term restricted cash held by trustees is invested in a savings bank account linked to the Colombian Peso. The restricted cash is being released based upon performance milestones as stipulated in the agreements with the government of Colombia.

g.	Inventories:

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items, excess inventories, discontinued products, new products introduction and for market prices lower than cost. Any write-off is recognized in the consolidated statement of operations as cost of revenue. In addition, if required, the Company records a liability for firm non-cancelable and unconditional purchase commitments with contract manufacturers for quantities in excess of the Company's future demands forecast consistent with its valuation of excess and obsolete inventory.

Cost is determined as follows:

Raw materials, parts and supplies - using the weighted average cost method.

Work-in-progress - represents the cost of manufacturing with the addition of allocable indirect manufacturing costs, using the weighted average cost method.

Finished products - calculated on the basis of raw materials, direct manufacturing costs with the addition of allocable indirect manufacturing costs, using the weighted average cost method.

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

Leasehold improvements are amortized by the straight-line method over the term of the lease or the estimated useful life of the improvements, whichever is shorter.

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

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Impairment of long-lived assets

The Group's long-lived assets and identifiable intangible assets that are subject to amortization are reviewed for impairment in accordance with ASC 360, "Property, Plant and Equipment" ("ASC 360"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

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

As for the impairment of long-lived assets in Colombia in 2015, see note 1c.

In 2014 and 2013, no long-lived assets impairment losses were recorded.

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

ASC 350 allows an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. If the qualitative assessment does not result in a more likely than not indication of impairment, no further impairment testing is required. If it does result in a more likely than not indication of impairment, the two-step impairment test is performed. Alternatively, ASC 350 permits an entity to bypass the qualitative assessment for any reporting unit and proceed directly to performing the first step of the goodwill impairment test.

The provisions of ASC 350 require that the quantitative two-step impairment test will be performed on goodwill at the level of the reporting units. In the first step, or Step 1, the Company compares the fair value of each reporting unit to its carrying value. If the fair value exceeds the carrying value of the net assets, goodwill is considered not impaired, and the Company is not required to perform further testing. If the carrying value of the net assets exceeds the fair value, then the Company must perform the second step, or Step two, of the impairment test in order to determine the implied fair value of goodwill.

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

As for the goodwill impairment loss recorded in 2015, see note 1b and note 6.

In 2014 and 2013, no goodwill impairment losses were recorded.

l.	Contingencies

The Company is currently involved in various claims and legal proceedings. The Company reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss.

n.	Revenue recognition:

The Group generates revenue mainly from the sale of products, which includes construction of networks, and from services for satellite-based communications networks and from providing connectivity services, internet access and telephony, to enterprise, government and residential customers under large-scale contracts over the Group’s networks which the Group builds using the Group’s equipment and also over networks which the Group installs based on Build Operate Transfer (“BOT”). These large- scale contracts sometimes involve the installation of thousands of VSATs or massive fiber-optic transport and access networks. Sale of products includes mainly the sale of VSATs, hubs, SSPAs, low-profile antennas and on-the-Move / on-the-Pause terminals, and construction and installation of large-scale networks based on BOT. Service revenue include access to and communication via satellites ("space segment"), installation of equipment, telephone services, internet services, consulting, on-line network monitoring, network maintenance and repair services. The Group sells its products primarily through its direct sales force and indirectly through resellers or system integrators. Sales consummated by the Group's sales force and sales to resellers or system integrators are considered sales to end-users.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenues from products sales are recognized in accordance with ASC 605-10, "Revenue recognition" and with ASC 605-25 "Multiple-Element Arrangements" ("ASC 605"), when delivery has occurred, persuasive evidence of an agreement exists, the vendor's fee is fixed or determinable, no further obligation exists and collectability is probable. When significant acceptance provisions are included in the arrangement revenues are deferred until the acceptance occurs. Generally, the Group does not grant rights of return. Service revenues are recognized ratably over the period of the contract or as services are performed, as applicable.

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

Selling and marketing expenses include shipping expenses in the amounts of $ 976, $ 2,685 and $ 4,047 for the years ended December 31, 2015, 2014 and 2013, respectively.

Advertising costs are expensed as incurred. Advertising expenses amounted to $ 181, $ 273 and $ 412 for the years ended December 31, 2015, 2014 and 2013, respectively.

p.	Warranty costs:

Generally, the Group provides product warranties for periods between twelve to eighteen months at no extra charge. A provision is recorded for estimated warranty costs based on the Group's experience. Warranty expenses amounted to $ 864, $ 361 and $ 556 for the years ended December 31, 2015, 2014 and 2013, respectively.

q.	Research and development expenses, net:

Research and development costs are charged to the statements of operations as incurred. ASC 985, "Software", requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

Based on the Company's product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working models and the point at which the products are ready for general release has been insignificant. Therefore, all research and development costs have been expensed.

r.	Research and development grants:

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

Research and development grants deducted from research and development expenses amounted to $ 2,540, $ 2,477 and $ 1,591 in the years ended December 31, 2015, 2014 and 2013, respectively.

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

The Group selected the Black-Scholes-Merton option pricing model as the most appropriate fair value method for its stock-options awards and the fair value of restricted share units (“RSUs”) based on the market stock price on the date of grant. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements. The expected term of options granted is based upon historical experience and represents the period of time that options granted are expected to be outstanding.  The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Group has historically not paid dividends and has no foreseeable plans to pay dividends.

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

The Group accounts for income taxes in accordance with ASC 740, "Income Taxes" ("ASC 740"). ASC 740 prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between the financial reporting and the tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Group provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that a portion or all of the deferred tax assets will not be realized.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Group implements a two-step approach for recognizing and measuring uncertain tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination.

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

The Company classifies interest and penalties on income taxes as financial expenses and general and administrative expenses, respectively

u.	Concentrations of credit risks:

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents, short-term and long-term restricted cash, short-term restricted cash held by trustees, trade receivables, long-term trade receivables and foreign currency derivative contracts.

The majority of the Group's cash and cash equivalents are invested in dollars with major banks in Israel, the United States and South America. Generally, these cash equivalents may be redeemed upon demand and therefore, management believes that they bear lower risk.

The majority of the Group's short-term and long-term restricted cash are invested in dollars with major banks in South America. The Group is entitled to receive the restricted cash generally based upon actual performance of its projects.

The Group also has restricted cash held by trustees, which is invested in Colombian Pesos with major banks in Colombia. As of December 31, 2015, restricted cash held by the trustees amounted to $ 8,524. The Group is entitled to receive the restricted cash held by the trustee in stages based upon operational milestones. The cash held in the trusts is reflected in the Company's balance sheet as "Restricted cash held by trustees".

Trade receivables and other long-term receivables of the Group are mainly derived from sales to major customers located in the South and Central America and Asia. The Group performs ongoing credit evaluations of its customers and obtains letters of credit and bank guarantees for certain receivables. An allowance for doubtful accounts is determined with respect to specific debts that the Group has determined to be doubtful of collection.

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

Severance pay expenses for the years ended December 31, 2015, 2014 and 2013, amounted to approximately $ 2,407, $ 2,652 and $ 2,881, respectively.

401K profit sharing plans:

The Group has a number of savings plans in the United States that qualify under Section 401(k) of the Internal Revenue Code. U.S employees may contribute up to 100% of their pretax salary, but not more than statutory limits. Generally, the Group contributes one dollar for each dollar a participant contributes in this plan, in an amount of up to 3% of salary and in addition, in some plans, it contributes fifty cents for each dollar a participant contributes in this plan, for an additional 3%. Matching contributions for all the plans were approximately $ 327, $ 311 and $ 317 for the years ended 2015, 2014 and 2013, respectively. Matching contributions are invested in proportion to each participant's voluntary contributions in the investment options provided under the plan.

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

The carrying amounts of cash and cash equivalents, restricted cash, trade receivables, other current assets, trade payables, accrued expenses and other current liabilities approximate their fair value due to the short-term maturities of such instruments.

The Company measured the fair value of the forward contracts in accordance with ASC 820 and classified them as level 2.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

w.	Restructuring Costs:

The Company accounts for restructuring activities in accordance to ASC 420, "Exit or Disposal Cost Obligations", which requires that a liability for a cost associated with an exit or disposal activity be recognized and measured. During 2015 and 2013, the Company initiated restructuring plans to improve its operating efficiency at its various operating sites and to reduce its operating expenses. (See also note 10).

x.	Loss per share:

Basic net loss per share is computed based on the weighted average number of Ordinary shares outstanding during each period. Diluted net loss per share is computed based on the weighted average number of Ordinary shares outstanding during each period, plus dilutive potential Ordinary shares considered outstanding during the period, in accordance with ASC 260, "Earning per Share" ("ASC 260"). The total weighted average number of shares related to the outstanding options excluded from the calculations of diluted net loss per share, as they would have been anti-dilutive, was 3,925,236, 5,546,082 and 6,832,576 for the years ended December 31, 2015, 2014 and 2013, respectively.

All employee stock options and RSUs were anti-dilutive for the years ended December 31, 2015, 2014 and 2013, respectively.

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

A Company subsidiary entered into forward contracts in order to hedge the exposure to variability in expected future cash flows resulting from changes in related foreign currency exchange rates.

The Company entered into forward contracts to hedge against the risk of changes in future cash flow from payments of payroll and related expenses denominated in New Israeli Shekels (“NIS”).

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

z.	Comprehensive income (loss):

The Company accounts for comprehensive income in accordance with ASC 220, "Comprehensive Income". Comprehensive income (loss) generally represents all changes in shareholders' equity during the period except those resulting from investments by, or distributions to, shareholders. The Company determined that its items of other comprehensive income (loss) relate to unrealized gains and losses on hedging derivative instruments and foreign currency translation adjustments.

The following table shows the components of Accumulated other comprehensive income, as of December 31, 2015 and 2014:

	Year ended December 31, 2015
	Foreign currency translation adjustments	Unrealized gains (losses) on cash flow hedges	Total

Beginning balance	$(614)	$(806)	$(1,420)
Other comprehensive loss before reclassifications	(3,022)	(124)	(3,146)
Amounts reclassified from accumulated other comprehensive loss	-	839	839

Net current-period other comprehensive loss	(3,022)	715	(2,307)

Ending balance	$(3,636)	$(91)	$(3,727)

	Year ended December 31, 2014
	Foreign currency translation adjustments	Unrealized gains (losses) on cash flow hedges	Total

Beginning balance	$1,591	$-	$1,591
Other comprehensive loss before reclassifications	(2,205)	(1,791)	(3,996)
Amounts reclassified from accumulated other comprehensive loss	-	985	985

Net current-period other comprehensive loss	(2,205)	(806)	(3,011)

Ending balance	$(614)	$(806)	$(1,420)

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

aa.	Impact of recently issued accounting pronouncements:

In 2015, the Company adopted ASU 2014-05 "Service Concession Arrangements" (ASU 2014-05). A service concession arrangement is an arrangement between a public-sector entity grantor and an operating entity under which the operating entity operates the grantor’s infrastructure (for example, airports, roads, and bridges). According to ASU 2014-05 an operating entity should not account for a service concession arrangement under ASC 840 "Leases" and accordingly the infrastructure used in a service concession arrangement should not be recognized as property, plant, and equipment of the operating entity when the grantor controls the services that the operating entity must provide with the infrastructure, and through ownership, any residual interest in the infrastructure at the end of the term of the arrangement. There was no effect of the adoption above on the financial statement of the Company for the years ended December 31, 2014 and 2013.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers: Topic 606 (ASU 2014-09), to supersede nearly all existing revenue recognition guidance under U.S. GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. ASU 2014-09 defines a five step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing U.S. GAAP, including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. ASU 2014-09 is effective for the Company in 2018 using either of two methods: (i) retrospective application of ASU 2014-09 to each prior reporting period presented with the option to elect certain practical expedients as defined within ASU 2014-09; or (ii) retrospective application of ASU 2014-09 with the cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application and providing certain additional disclosures as defined per ASU 2014-09. The Company is currently in the process of evaluating the impact of the adoption of the update on its consolidated financial statements and considering additional disclosures requirements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) (“ASU 2016-02”). The new guidance requires lessees to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with terms of more than 12 months. ASU 2016-02 also will require disclosures designed to give financial statement users information on the amount, timing, and uncertainty of cash flows arising from leases. It is effective for annual reporting periods beginning after December 15, 2018 including interim periods within those fiscal years, but early adoption is permitted. The ASU requires a modified retrospective transition approach and provides certain optional transition relief. For the Company, ASU 2016-02 is effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:-	INVENTORIES

a.	Inventories are comprised of the following:

	December 31,
	2015	2014

Raw materials, parts and supplies	$7,084	$8,130
Work in progress	7,471	5,477
Finished products	10,803	11,505

	$25,358	$25,112

b.	Inventory write-offs totaled $ 2,054, $ 1,002 and $ 2,080 in 2015, 2014 and 2013, respectively.

NOTE 4:-	PROPERTY AND EQUIPMENT, NET

a.	Composition of property and equipment, grouped by major classifications, is as follows:

	December 31,
	2015	2014
Cost:

Buildings and land	$93,499	$93,094
Computers, software and electronic equipment	70,590	67,874
Equipment leased to others	73,798	75,606
Office furniture and equipment	7,782	7,823
Vehicles	436	455
Leasehold improvements	2,330	2,747

	248,435	247,599

Accumulated depreciation and impairment *)	166,472	156,706

Depreciated cost	$81,963	$90,893

*)
During the year ended December 31, 2015, the Company recorded an impairment loss of $4,106. The impairment loss was recorded as reduction of the cost of equipment leased to others and computers, software and electronic equipment in the amount of $4,030 and $76, respectively (see also note 1c).

b.	Depreciation expenses totaled $ 9,256, $ 10,091 and $ 9,162 in 2015, 2014 and 2013, respectively.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4:-	PROPERTY AND EQUIPMENT, NET (Cont.)

c.
At December 31, 2015 and 2014, property and equipment under capital leases consisted of assets with a depreciated cost of $ 787 and $ 986, respectively. Depreciation expenses under capital leases totaled $ 225, $ 110 and $ 0 for the years ended December 31, 2015, 2014 and 2013, respectively.

d.	As for pledges and securities, see also note 12d.

NOTE 5:-	INTANGIBLE ASSETS, NET

a.	Composition of intangible assets, grouped by major classifications, is as follows:

	December 31,
	2015	2014
Original amounts:

Technology	$42,504	$42,504
Customer relationships	4,466	4,466
Marketing rights and patents	3,421	3,421
Backlog	432	432

	50,823	50,823
Accumulated amortization:

Technology	28,271	23,299
Customer relationships	3,419	2,795
Marketing rights and patents	1,547	1,327
Backlog	432	432

	33,669	27,853

	$17,154	$22,970

b.	Amortization expenses amounted to $ 5,816, $ 5,860 and $ 8,397 for the years ended December 31, 2015, 2014 and 2013, respectively.

c.	Estimated amortization expenses for the following years is as follows:

Year ending December 31,

2016	$5,771
2017	5,674
2018	3,275
2019	911
2020	441
2021 and thereafter	1,082

$17,154

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6:-	GOODWILL

	December 31,
	2015	2014

Goodwill *)	$105,647	$105,647
Accumulated impairment losses **)	(62,179)	(41,777)

	$43,468	$63,870

*)	The carrying amount of the goodwill is associated with the Mobility Division.

**)	During the year ended December 31, 2015, the Company recorded an impairment loss of $ 20,402 (see also note 1b).

NOTE 7:-	COMMITMENTS AND CONTINGENCIES

a.	Lease commitments:

Minimum lease commitments of certain subsidiaries under non-cancelable operating lease agreements with respect to premises occupied by them, at rates in effect subsequent to December 31, 2015, are as follows:

Lease
Year ending December 31,	Commitments

2016	$1,337
2017	343
2018	287
2019	89

$2,056

Rent expenses during the years ended December 31, 2015, 2014 and 2013 were $ 2,548, $ 2,966 and $ 2,349, respectively.

Some of the Group's lease agreements do not include renewal options.

b.	Commitments with respect to space segment services:

Future minimum payments due for space segment services to be rendered subsequent to December 31, 2015, are as follows:

Year ending December 31,

2016	$8,462
2017	8,098
2018	2,128

$18,688

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:-	COMMITMENTS AND CONTINGENCIES (Cont.)

Space segment services expenses during the years ended December 31, 2015, 2014 and 2013 were $ 8,333, $ 7,913 and $ 10,352, respectively.

c.
In 2015 and 2014, the Company's primary material purchase commitments were with inventory suppliers. The Company's material inventory purchase commitments are based on purchase orders, or on outstanding agreements with some of the Company's suppliers of inventory. As of December 31, 2015 and 2014, the Company's major outstanding inventory purchase commitments amounted to $ 14,213 and $ 29,747, respectively, all of which were orders placed or commitments made in the ordinary course of its business. As of December 31, 2015 and 2014, $ 3,789 and $ 2,774, respectively, of these orders and commitments, were from suppliers which can be considered sole or limited in number.

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

As of December 31, 2015 and 2014, the Company had a contingent liability to pay royalties in the amount of approximately $ 749 and $ 744, respectively.

The Company did not pay or accrue any amounts for such royalties during the years ended December 31, 2015, 2014 and 2013.

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

As of December 31, 2015 and 2014, the Company had a contingent liability to pay royalties in the amount of approximately $ 121 and $ 85, respectively.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:-	COMMITMENTS AND CONTINGENCIES (Cont.)

The Company did not pay or accrue any amounts for such royalties during the years ended December 31, 2015, 2014 and 2013.

e.
Litigations:

In 2003, the Brazilian tax authority filed a claim against the Company's subsidiary in Brazil (an inactive company), for the payment of taxes allegedly due by the subsidiary. Several legal proceedings with respect to this matter were carried out in the Brazilian courts. These proceedings were concluded with a final unfavorable decision against the subsidiary in February and March 2016, except with respect to a small portion of the claim. As of December 31, 2015, the total amount of this claim, including interest, penalties and legal fees, is approximately $ 7,000, of which approximately $1,000 is principal. Based on the Company’s external legal counsel's opinion, the Company believes that any foreclosure procedures against the subsidiary cannot be legally redirected to any of the Group’s entities and managers. Accordingly, the chances that such redirection will lead to a loss recognition are remote and therefore, the Company did not record any accrual related to this litigation.

In addition, the Group is in the midst of different stages of audits and disputes with various tax authorities in different parts of the world, specifically in certain jurisdictions in Latin America. Further, the Company is the defendant in various other lawsuits, including employment-related litigation claims and other legal proceedings in the normal course of its business. While the Company intends to defend the aforementioned matters vigorously, it believes that a loss in excess of its accrued liability with respect to these claims is not probable.

f.	Pledges and securities - see note 12d.

g.	Guarantees:

The Group guarantees its performance to certain customers (generally to government entities) through bank guarantees, surety bonds from insurance companies and corporate guarantees. Guarantees are often required for the Group's performance during the installation and operational periods. The guarantees typically expire when certain operational milestones are met.

As of December 31, 2015, the aggregate amount of bank guarantees and surety bonds from insurance companies outstanding in order to secure the Group's various performance obligations was $ 192,503, including an aggregate of $ 144,541 on behalf of its subsidiary in Peru. The Group has $ 91,342 of restricted cash to these guarantees.

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

To protect against changes in value of forecasted foreign currency cash flows resulting from salaries and related  payments that are denominated in NIS, the Company has entered into foreign currency forward contracts. These contracts are designated as cash flows hedges, as defined by ASC 815, as amended, and are considered highly effective as hedges of these expenses. The forward contracts are expected to occur at various dates within the following twelve months.

The following table details the fair value of derivative instruments in the balance sheet:

		Fair value of derivative instruments
		December 31,
	Balance sheet line item	2015	2014
Derivative:
Foreign exchange forward contracts	Other current assets (liabilities)	$(57)	$1,949

Option contracts to hedge payroll expenses	Other current liabilities	$(91)	$(806)

During the years ended December 31, 2015, 2014 and 2013, the Company recognized net income (loss) related to the effective portion of its hedging instruments. The effective portion of the hedged instruments has been included as an offset (addition) of payroll expenses and other operating expenses in the statement of operations in the following line items:

	December 31,
	2015	2014	2013

Cost of revenues of products	$(100)	$(107)	$339
Cost of revenues of services	(55)	(76)	148
Research and development, net	(291)	(337)	717
Selling and marketing	(180)	(166)	297
General and administrative	(187)	(201)	402

	$(813)	$(887)	$1,903

The ineffective portion of the hedged instrument which was recorded during the years ended December 31, 2015, 2014 and 2013, was immaterial and has been recorded as financial income (loss).

To protect against changes in value of forecasted foreign currency cash flows resulting from A Company' subsidiary entered into forward contracts in order to hedge the exposure to variability in expected future cash flows resulting from changes in related foreign currency exchange rates. These contracts did not meet the requirement for hedge accounting. The amount recorded as financial income related to these contracts in 2015, 2014 and 2013 was $ 2,116, $1,949 and $0, respectively.

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

Description of Plans

The Company had three stock option plans, the 2003 Stock Option and Incentive Plans and the 2005 and 2008 Stock Incentive Plans (the "Plans").

The 2003 Plan and the 2005 plan expired in 2013 and 2012 respectively, although there are still options and RSU’s outstanding under the plans.

The exercise price per share under the 2003 Plan is the higher of (i) $ 5.00 per share; and (ii) the market value of the shares as of the date of the option grant, unless otherwise provided in the stock option agreement.

In October 2008, the compensation stock option committee of the Company's Board of Directors approved the adoption of a new plan, the 2008 Plan with 1,000,000 shares or stock options available for grant and a sub-plan to enable qualified optionees certain tax benefits under the Israeli Income Tax Ordinance. Among the incentives that may be adopted are share options, performance share awards, performance share unit awards, restricted shares, restricted share unit awards and other stock-based awards. In October 2010, April 2012 and April 2015, the Company's Board of Directors approved, in the aggregate, a 3,500,000 shares increase in the number of shares or stock options available for grant under the 2008 Plan to a total of 4,500,000 shares available for future grants. As of December 31, 2015, an aggregate of 631,888 shares are still available for future grants under the 2008 Plan.

Options granted under the Plans above vest quarterly over two to four years or annually over four years. The options expire six, seven or ten years from the date of grant. RSUs granted under the Plans above (excluding the 2003 plan) vest quarterly or annually over four years. Any options or RSUs, which are forfeited or canceled before expiration of the plan, become available for future grants.

Valuation Assumptions

The company estimates the fair value of the stock options granted using the Black-Scholes-Merton option-pricing model, which requires a number of assumption: the expected volatility is based upon actual historical stock price movements: the expected term of options granted is based upon historical experience and represents the period of time that options granted are expected to be outstanding.

The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:-	EQUITY (Cont.)

Options granted to Employees

The fair value of the Company's stock options granted to employees for the years ended December 31, 2015, 2014 and 2013 was estimated using the following weighted average assumptions:

	Year ended December 31,
	2015	2014	2013

Risk free interest	1.24-1.61%	1.43-1.73%	0.90%
Dividend yields	0%	0%	0%
Volatility	33-34%	34-36%	46%
Expected term (in years)	4.8	4.8	5

No options were granted to non-employees during the years ended December 31, 2015, December 31, 2014 and December 31, 2013.

A summary of employee option balances under the Plans as of December 31, 2015 and changes during the year ended December 31, 2015 are as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value (in thousands)

Outstanding at January 1, 2015	4,431,383	$5.0	2.2	$1,405
Granted	570,000	$5.5
Exercised	(1,307,448)	$4.3
Expired	(1,209,005)	$5.7
Forfeited	(983,830)	$5.5

Outstanding at December 31, 2015	1,501,100	$5.0	4.3	$74

Exercisable at December 31, 2015	555,182	$4.7	3.3	$41

Vested and expected to vest at December 31, 2015	1,379,691	$4.9	4.2	$74

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:-	EQUITY (Cont.)

A summary of employee option balances under the Plans as of December 31, 2014 and 2013 and changes during the years ended on those dates are as follows:

	Year ended December 31,
	2014		2013
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Options outstanding at beginning of year	5,374,000	$5.0	5,879,798	$5.0
Granted	600,000	$5.2	40,000	$5.3
Exercised	(272,000)	$4.0	(154,498)	$4.2
Expired	(21,750)	$6.5	(151,900)	$5.0
Forfeited	(1,248,867)	$5.2	(239,400)	$6.0

Options outstanding at end of year	4,431,383	$5.0	5,374,000	$5.0

Options exercisable at end of year	3,357,465	$5.2	4,097,913	$5.4

The weighted-average grant-date fair value of options granted to employees during the years ended December 31, 2015, 2014 and 2013 was $ 1.46, $ 1.51 and $ 2.17, respectively. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing stock price on the last trading day of the year 2015 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2015. These amounts change based on the fair market value of the Company's stock. Total intrinsic value of options exercised for the years ended December 31, 2015, 2014 and 2013 was approximately $ 1,911, $ 247 and $ 201, respectively.

The outstanding and exercisable options granted to employees under the Plans as of December 31, 2015, have been separated into ranges of exercise price as follows:

	Options	Weighted		Options	Weighted
	outstanding	average	Weighted	exercisable	average exercise
Ranges of	as of	remaining	Average	as of	price of
Exercise	December 31,	contractual	Exercise	December 31,	exercisable
Price	2015	life (years)	Price	2015	options

$3.00-4.00	376,100	3.8	$3.4	149,600	$3.3
$4.54-6.77	1,075,000	4.4	$5.5	405,582	$5.2
$7.01	50,000	5.3	$7.0	-	-

	1,501,100	4.3	$5.0	555,182	$4.7

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:-	EQUITY (Cont.)

Restricted Share Units ("RSUs") granted to Employees and Non-employees

The fair value of RSUs is estimated based on the market value of the Company's shares on the date of the award.

During 2015, 2014 and 2013, the Company granted 0, 0 and 47,000 RSUs, respectively. The entitlement to these RSUs vests over a four-year period (15%, 25%, 30% and 30% each year, respectively) in annual tranches. The following table summarizes information regarding the number of RSUs issued and outstanding as of December 31, 2015, 2014 and 2013 and changes during the years ended on those dates:

Employees:

	Year ended December 31,
	2015		2014		2013
	Number of RSUs	Weighted average grant date fair value	Number of RSUs	Weighted average grant date fair value	Number of RSUs	Weighted average grant date fair value

RSUs outstanding at the beginning of the year	571,625	$4.1	991,276	$4.1	1,348,452	$4.1
Granted	-		-		47,000	$5.8
Vested	(281,675)	$4.0	(323,650)	$4.1	(262,426)	$4.3
Forfeited	(45,750)	$3.9	(96,001)	$4.1	(141,750)	$4.3

RSUs outstanding at the end of the year	244,200	$4.1	571,625	$4.1	991,276	$4.1

As of December 31, 2015, there were no outstanding options to non-employees.

Additional Stock-based Compensation Data

As of December 31, 2015, there was approximately $ 1,419 of unrecognized compensation costs related to non-vested stock-based compensation arrangements granted to employees under the Plans and no unrecognized compensation costs related to non-vested stock-based compensation arrangements granted to non-employees under the Plans. The cost related to employees is expected to be recognized over a weighted-average period of 1.23 years.

c.
In July 2014, the Company approved the grant of 250,000 stock options to its Chairman of the Board of Directors at an exercise price of $ 5.06 per share. In May 2015, the Company approved the grant of 150,000 stock options to its Chairman of the Board of Directors for his additional position as interim CEO at an exercise price of $ 6.72 per share. These options vest ratably, each quarter, over a four-year period. This grants are included in the above tables as employee grants.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:-	EQUITY (Cont.)

d	Dividends:

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

2.	Pursuant to the terms of a credit line from a bank (see also note 12d), the Company is restricted from paying cash dividends to its shareholders without initial approval from the bank.

NOTE 10:-	RESTRUCTURING COSTS

During 2015 and 2013, the Company initiated restructuring plans to improve its operating efficiency at its various operating sites and to reduce its operating expenses. As a result of the restructuring plans, the Company recorded an amount of $ 367 for one-time employee termination benefits and $ 1,141 for costs to terminate a contract for the year ended December 31, 2015, and an amount of $ 564 for one-time employee termination benefits for the year ended December 31, 2013. These costs were recorded as part of “Restructuring Costs” in the statement of operations. Out of the total amount of restructuring expenses, $ 1,121 was paid by December 31, 2015. The Company does not expect to incur any additional expenses as part of this plan.

NOTE 11:-	TAXES ON INCOME

a.	Accounting for uncertainty in income taxes:

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	December 31,
	2015	2014

Balance at beginning of year	$1,214	$4,752
Reductions for prior years' tax position	(343)	(3,571)
Additions for current year's tax position	-	36

Balance at the end of year	$871	$1,214

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	TAXES ON INCOME (Cont.)

The unrecognized tax benefits include accrued penalties and interest of $ 250 and $ 263 as of December 31, 2015 and 2014, respectively. During the years ended December 31, 2015, and 2014, the Group recorded income of $ 13 and $ 2,290 for penalties and interest, respectively.  The unrecognized tax benefits as of December 31, 2015 and 2014 would, if recognized, reduce the annual effective tax rate.

The Group expects a reversal of approximately $ 150 of unrecognized tax benefits in the next 12 months.

The Company and its subsidiaries file income tax returns in Israel and in other jurisdictions of its subsidiaries. As of December 31, 2015, the tax returns of the Company and its main subsidiaries are open to examination by the tax authorities for the tax years 2006 through 2014.

b.	Israeli taxation:

1.	Corporate tax rates:

Generally, income of Israeli companies is subject to corporate tax. The regular corporate tax rate in Israel for the years 2015 and 2014 was 26.5% compared to a tax rate of 25% in 2013.

In January 2016, the Amendment of the Income Tax Ordinance (No. 216), 2016, was published and set the reduction of the corporate tax, starting in 2016 and onward, from 26.5% to 25%.

2.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 ("the Law"):

Certain production facilities of the Company have been granted ‘Benefitted Enterprise’ status under the provision of the Law.

The Company was eligible under the terms of minimum qualifying investment and elected 2005 and 2011 as the Years of Election.

Income derived from Benefitted Enterprises is tax exempt for a period of two years out of the period of benefits. Based on the percentage of foreign shareholding in the Company, income derived during the remaining years of benefits is taxable at the rate of 10%-25%.

The periods of benefits of the Benefitted Enterprises will expire in 2017 and in 2023. As of December 31, 2015, the Company did not generate income from the Benefitted Enterprises.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	TAXES ON INCOME (Cont.)

The Company does not expect to pay any cash dividends. In the event of distribution of dividends from the above mentioned tax exempt income, the amount distributed would be taxed at a corporate tax rate of 10% to 25%, depending on the level of foreign investment in the Company.

Income from sources other than a "Benefitted Enterprise" during the benefit period is subject to tax at the regular corporate tax rate (26.5% in 2015 and 25% from January 1, 2016 and onwards).

On January 1, 2011, new legislation that constitutes a major amendment to the Law was enacted (the "Amendment Legislation"). Under the Amendment Legislation, a uniform rate of corporate tax would apply to all qualified income of certain industrial companies, as opposed to the current law's incentives that are limited to income from "Benefitted Enterprises" during their benefits period. According to the Amendment Legislation, the uniform tax rate during 2013 was 7% in geographical areas in Israel designated as Development Zone A and 12.5% elsewhere in Israel.  The uniform tax rate for 2014 and onwards is set to 9% in geographical areas in Israel designated as Development Zone A and 16% elsewhere in Israel. The profits of these Industrial Companies would be freely distributable as dividends, subject to a 20% withholding tax as of 2015 (or lower, under an applicable tax treaty). The Company is not located in Development Zone A.

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

c.	Income taxes on non-Israeli subsidiaries:

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

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	TAXES ON INCOME (Cont.)

d.	Carryforward tax losses and credits:

As of December 31, 2015, the Company had operating loss carry forwards for Israeli income tax purposes of approximately $ 87,000, which may be offset indefinitely against future taxable income.

The Company's U.S. subsidiaries had carryforward tax losses of approximately $ 30,000 as of December 31, 2015. Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of Internal Revenue Code of 1986 and similar state provisions. The annual limitations may result in the expiration of net operating loss before utilization. In the U.S, carryforward tax losses can be utilized within 20 years.

The Group has carryforward tax losses relating to other subsidiaries in Europe and Latin America of approximately $ 5,000 and $ 23,000, as of December 31, 2015 respectively.

e.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Groups' deferred tax liabilities and assets are as follows:

		December 31,
		2015	2014
1.	Provided in respect of the following:

	Carryforward tax losses	$30,352	$26,274
	Temporary differences relating to property, equipment and intangibles	3,980	2,501
	Other	7,448	8,517

	Gross deferred tax assets	41,780	37,292

	Valuation allowance	(36,393)	(30,120)

	Net deferred tax assets	5,387	7,172

	Gross deferred tax liabilities
	Temporary differences relating to property, equipment and intangibles	(5,319)	(7,103)

	Net deferred tax assets (foreign)	$68	$69

2.	Deferred taxes are included in the consolidated balance sheets, as follows:

	Current assets	$68	$69

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	TAXES ON INCOME (Cont.)

3.
As of December 31, 2015, the Group increased the valuation allowance by approximately $ 6,273, resulting from changes in temporary differences relating to property, equipment and intangibles and from carryforward tax losses. The Company provided valuation allowance for a significant portion of the deferred tax regarding the carryforwards losses and other temporary differences that management believes is not expected to be realized in the foreseeable future.

4.
The functional and reporting currency of the Company and certain of its subsidiaries is the dollar. The difference between the annual changes in the NIS/dollar exchange rate causes a further difference between taxable income and the income before taxes shown in the financial statements. In accordance with ASC 740, the Company has not provided deferred income taxes on the difference between the functional currency and the tax basis of assets and liabilities.

f.	Reconciling items between the statutory tax rate of the Company and the effective tax rate:

	Year ended December 31,
	2015	2014	2013
Income (loss) before taxes, as reported in the consolidated statements of operations	$(50,944)	$1,200	$(10,332)

Statutory tax rate	26.5%	26.5%	25%

Theoretical tax expenses (income) on the above amount at the Israeli statutory tax rate	$(13,500)	$318	$(2,583)
Currency differences	1,709	2,545	1,395
Tax adjustment in respect of different tax rates and "Benefitted Enterprise" status	(131)	1,425	3,041
Changes in valuation allowance	6,273	(14,781)	(17,580)
Stock compensation relating to options per ASC 718	291	471	364
Changes in valuation allowance related to capital gains	54	(222)	(2,067)
Forfeiture of carryforward tax losses	929	13,549	16,542
Wavestream goodwill impairment	6,937	-	-
Exempt revenues - subsidy	(2,573)	(2,561)	(1,089)
Nondeductible expenses and other differences	1,201	1,157	1,222

	$1,190	$1,901	$(755)

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	TAXES ON INCOME (Cont.)

g.	Taxes on income included in the consolidated statements of operations:

	Year ended December 31,
	2015	2014	2013

Current	$1,108	$1,562	$2,046
Prior years	81	332	(68)
Deferred	1	7	(2,733)

	$1,190	$1,901	$(755)

Domestic	$679	$800	$648
Foreign	511	1,101	(1,403)

	$1,190	$1,901	$(755)

h.	Income (loss) before taxes on income from continuing operations:

	Year ended December 31,
	2015	2014	2013

Domestic	$(12,273)	$(9,568)	$(14,021)
Foreign	(38,671)	10,768	3,689

	$(50,944)	$1,200	$(10,332)

NOTE 12:-	SUPPLEMENTARY BALANCE SHEET INFORMATION

a.	Other current assets:

	December 31,
	2015	2014

VAT receivables	$2,691	$2,755
Prepaid expenses	4,765	1,707
Deferred charges	2,316	1,735
Tax receivables	1,094	843
Employees	96	215
Grants receivable	1,540	725
Advance payments to suppliers	2,875	3,611
Deferred taxes	68	69
Derivative instruments	-	1,949
Other	778	1,151

	$16,223	$14,760

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	SUPPLEMENTARY BALANCE SHEET INFORMATION (Cont.)

b.	Short-term bank credit:

The following is classified by currency and interest rates:

	Weighted average interest rate
	December 31,		December 31,
	2015	2014	2015	2014
	%

In U.S. dollars	1.05%	2.43%	$7,000	$15,857

The Group has restricted cash of $ 7,000 as collateral for of its short-term bank credit.

c.	Other current liabilities:

	December 31,
	2015	2014

Payroll and related employee accruals	4,815	6,793
Deferred revenue	4,819	3,987
Provision for vacation pay	4,222	5,101
Derivative instruments	148	806
Government authorities	1,167	1,173
Other	1,042	727

	$16,213	$18,587

d.	Long-term loans:

		Interest rate for			December 31,
		2015	2014		2015	2014
	Linkage	%	%	Maturity

Loans from banks:
(a)	U.S.dollars	4.77%	4.77%	2016-2022	$24,000	$28,000
(b)	Euro	EURIBOR +2.75%	EURIBOR +2.75%	2016-2020	1,835	2,534
(c)	Euro	6.0%	7.9%	2016-2017	200	332

					26,035	30,866
Less - current maturities					4,542	4,595

					$21,493	$26,271

(a)
The Company entered into a loan agreement with an Israeli bank. The loan is secured by a floating charge on the assets of the Company, and is further secured by a fixed pledge (mortgage) on the Company's real estate in Israel. In addition, there are financial covenants associated with the loan. As of December 31, 2015 the Company is in compliance with these covenants.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	SUPPLEMENTARY BALANCE SHEET INFORMATION (Cont.)

(b)	A Dutch subsidiary of the Company entered into a mortgage and loan agreement with a German bank. The amount of the mortgage is collateralized by the subsidiary's facilities in Germany.

(c)	Raysat BG entered into a mortgage business loan with a Bulgarian bank. The amount of the mortgage is collateralized by Raysat BG building in Bulgaria.

e.	Long-term debt maturities for loans after December 31, 2015, are as follows:

Year ending December 31,

2016	$4,542
2017	4,530
2018	4,435
2019	4,435
2020	4,093
2021 and thereafter	4,000

$26,035

Interest expenses on the long-term loans amounted to $ 1,237, $1,553 and $ 1,854 for the years ended December 31, 2015, 2014 and 2013, respectively.

f.	Other long-term liabilities:

	December 31,
	2015	2014

Long-term tax accrual	$871	$1,174
Deferred revenue	15	32
Other	3,092	3,973

	$3,978	$5,179

NOTE 13:-	SELECTED STATEMENTS OF OPERATIONS DATA

a.	Allowance for doubtful accounts:
	Year ended December 31,
	2015	2014	2013

Balance at beginning of year	$2,476	$3,179	$3,602
Increase during the year	1,369	218	808
Amounts collected	(85)	(130)	(235)
Write-off of bad debts	(1,594)	(791)	(996)

Balance at the end of year	$2,166	$2,476	$3,179

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-	SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)

b.	Financial expenses, net:

	Year ended December 31,
	2015	2014	2013
Income:
Interest on cash equivalents, bank deposits and restricted cash	$549	$288	$411
Other	-	1,390	-

	549	1,678	411
Expenses:
Interest with respect to short-term bank credit and other	302	240	138
Interest with respect to long-term loans	1,237	1,553	1,854
Exchange rate differences	3,887	2,501	3,269
Bank Charges	2,344	1,221	748
Other	22	-	641

	7,792	5,515	6,650

Total financial expenses, net	$(7,243)	$(3,837)	$(6,239)

NOTE 14:-	CUSTOMERS, GEOGRAPHIC AND SEGMENT INFORMATION

The Group applies ASC 280, "Segment Reporting" ("ASC 280"). Segments are managed separately and can be described as follows:

The Company’s business is managed and reported as three separate reportable segments, comprised of the Company's named Commercial, Mobility and Services Divisions:

•
Commercial Division - provides VSAT networks, satellite communication products, small cell solutions and associated professional services and comprehensive turnkey solutions. The Commercial Division’s customers are: service providers, satellite operators, mobile network operators, telecommunication companies, and large enterprises worldwide.

•
Mobility Division - provides on-the-Move/on-the-Pause satellite communication products and solutions to in flight  connectivity (“IFC”) service providers, system integrators, defense and homeland security organizations, as well as to other commercial entities worldwide. The division provides solutions on land, sea and air. In addition, the division includes the operations of Wavestream, whose sales are primarily to IFC integrators as well as defense integrators.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-	CUSTOMERS, GEOGRAPHIC AND SEGMENT INFORMATION (Cont.)

•
Services Division – provides managed network and services for rural broadband access through the Company’s subsidiaries in Peru and Colombia. The Company’s connectivity solutions have been implemented in large and national scale projects. Gilat's terrestrial and satellite networks provide Internet and telephony services to rural communities. The Company’s turnkey solutions start with supplying network infrastructure, continue through, providing connectivity and include full network support and maintenance, as well as support for applications that run on the installed network.

a.	Information on the reportable segments:

1.
The measurement of the reportable operating segments is based on the same accounting principles applied in these financial statements which includes certain corporate overhead allocations. During 2014, the Company revised the measurement of each segment, due to a new allocation of corporate overhead that was based on new key performance indicators determined by Company's management as reviewed by the Chief Operating Decision Maker (“CODM”). Applying the same method of corporate overhead allocations used in 2014 to the results of the year ended December 31, 2013 would have resulted in an operating income (loss) of $ (2,292), $ (10,738) and $ 8,937 for the Commercial, Mobility and Services Divisions, respectively.

                                        2.          Financial data relating to reportable operating segments:

	Year ended December 31, 2015
	Commercial	Mobility	Services	Total

Revenues	100,935	41,112	55,496	197,543
Cost of Revenues	63,425	30,715	49,178	143,318
Impairment of long lived assets	-	-	10,137	10,137

Gross profit (loss)	37,510	10,397	(3,819)	44,088

Research and development, net	14,175	8,237	-	22,412
Selling and marketing	16,839	6,947	1,037	24,823
General and administrative	6,622	6,271	5,751	18,644
Restructuring costs	1,078	421	9	1,508
Goodwill impairment	-	20,402	-	20,402

Operating loss	(1,204)	(31,881)	(10,616)	(43,701)
Financial expenses, net				(7,243)
Loss before taxes				(50,944)
Taxes on income				1,190
Loss from continuing operations				(52,134)
Loss from discontinued operations				(200)
Loss				(52,334)

Depreciation and amortization expenses	4,546	7,322	3,204	15,072

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-	CUSTOMERS, GEOGRAPHIC AND SEGMENT INFORMATION (Cont.)

	Year ended December 31, 2014
	Commercial	Mobility	Services	Total

Revenues	130,306	54,817	50,010	235,133
Cost of Revenues	77,587	37,023	36,888	151,498

Gross profit	52,719	17,794	13,122	83,635

Research and development, net	17,084	8,074	-	25,158
Selling and marketing	23,401	7,809	1,327	32,537
General and administrative	7,808	5,961	7,134	20,903

Operating income (loss)	4,426	(4,050)	4,661	5,037
Financial expenses, net				(3,837)
Income before taxes				1,200
Taxes on income				1,901
Loss from continuing operations				(701)
Loss from discontinued operations				(795)
Loss				(1,496)

Depreciation and amortization expenses	4,885	8,220	2,846	15,951

	Year ended December 31, 2013
	Commercial	Mobility	Services	Total

Revenues	141,576	48,211	45,079	234,866
Cost of Revenues	94,966	33,773	26,471	155,210

Gross profit	46,610	14,438	18,608	79,656

Research and development, net	17,200	10,700	-	27,900
Selling and marketing	22,759	8,139	1,316	32,214
General and administrative	9,973	7,744	5,354	23,071
Restructuring costs	406	158	-	564

Operating income (loss)	(3,728)	(12,303)	11,938	(4,093)
Financial expenses, net				(6,239)
Loss before taxes				(10,332)
Tax benefit				(755)
Loss from continuing operations				(9,577)
Loss from discontinued operations				(8,320)
Loss				(17,897)

Depreciation and amortization expenses	4,996	8,469	4,094	17,559

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-	CUSTOMERS, GEOGRAPHIC AND SEGMENT INFORMATION (Cont.)

b.	Revenues by geographic areas:

Following is a summary of revenues by geographic areas. Revenues attributed to geographic areas, based on the location of the end customers and in accordance with ASC 280, are as follows:

	Year ended December 31,
	2015	2014	2013

South America and Central America	$100,443	$110,825	$84,048
Asia and Asia Pacific	47,843	51,983	91,616
North America	28,242	41,951	26,155
Europe	16,101	16,393	23,096
Africa	4,914	13,981	9,951

	$197,543	$235,133	$234,866

c.
Revenues from a major Service Division customer located in Peru accounted for 11% of the total consolidated revenues for the year ended December 31, 2015.

During 2014, the Group did not have any customer generating revenues exceeding 10% of the Group's total revenues.

Revenues from a major Commercial Division customer located in Australia accounted for 21% of total consolidated revenues for the year ended December 31, 2013.

d.	The Group's long-lived assets are located as follows: Property and Equipment, net:

	December 31,
	2015	2014

Israel	$64,628	$66,457
Latin America	4,524	11,932
United States	1,721	1,999
Europe	9,987	9,486
Other	1,103	1,019

	$81,963	$90,893

*)
In addition, as of December 31, 2014, the Company had other long-lived assets in Latin America in the amount of $11,834, which are presented as “Other Long-Term Receivables” in the balance sheet. These assets, along with property and equipment related to the Company’s project in Colombia, were fully impaired during the year ended December 31, 2015 (see note 1c).

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15:-	RELATED PARTY BALANCES AND TRANSACTIONS

The Company entered into a number of agreements for the purchase of infrastructure, construction and services from C. Mer Industries Ltd (“C. Mer”). The Company’s controlling shareholder, Fimi Funds, holds approximately 30% of C. Mer’s share capital.

The aggregate amount of these arrangements was $ 7,262 and $4,876 for the years ended December 31, 2015 and 2014, respectively

Transactions with related parties:

	Year ended December 31,
	2015	2014	2013

Cost of revenues of products	$2,915	$4,876	$-

Balances with related parties:

	December 31,
	2015	2014

Accrued expenses	$339	$846
Trade payable	$1,170	$-

NOTE 16:-	SUBSEQUENT EVENTS

In February 2016, the Company has commenced a rights offering for approximate gross proceeds of $ 35,300. The Company has granted, at no charge to the holders of the Company’s ordinary shares as of the record date for the rights offering, for each nine (9) Ordinary Shares owned, one non-transferable subscription right to purchase two ordinary shares at a price of $ 7.16 (reflecting a price of $3.58 per share).