Form 20-F
period 2016-12-31
GILAT SATELLITE NETWORKS LTD
filed 2017-03-29
CIK 897322

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

54,592,667 Ordinary Shares, NIS 0.20 nominal value per share
(as of December 31, 2016)

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

Yes ☐          No ☒

This report on Form 20-F is being incorporated by reference into our Registration Statements on Form S-8 (Registration Nos. 333-180552, 333-187021, 333-204867 and 333-210820).

INTRODUCTION

We are a leading global provider of satellite-based broadband communications. We design and manufacture ground segment equipment and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Our portfolio comprises a cloud- based satellite network platform, Very Small Aperture Terminals (VSATs), amplifiers, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid State Amplifiers (SSPAs) and Block Upconverters (BUCs). Our comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. We also provide connectivity services, Internet access and telephony to enterprise, government and residential customers in Peru and Colombia over our own networks, which are built using our equipment and also over networks which we install mainly based on Build, Operate and Transfer, or BOT, contracts. Additionally, we build telecommunication infrastructure typically using fiber-optic and wireless technologies for broadband connectivity. We have a large installed base, having sold over 1.5 million satellite terminals spanning approximately 90 countries and currently have over 500 active networks.

In addition to developing and marketing ground-based satellite communications equipment, we provide managed network and services through terrestrial and satellite networks. We have proven experience in delivering complex projects and services worldwide. We offer complete turnkey integrated solutions including:

•	fully managed satellite communications services;

•	network planning and optimization;

•	provision of satellite capacity;

•	remote network operation;

•	call center support;

•	hub and field operations; and

•	construction and installation of communication networks, typically on a BOT, contract basis.

We have 20 sales and support offices worldwide, three Network Operation Centers,, or NOCs, and five R&D centers. Our products are sold to communication service providers and operators that use satellite communications to serve enterprise, government and residential users, to mobile network operators and to system integrators that use our technology. Our solutions and services are also sold to defense and homeland security organizations. In addition, we provide services directly to end-users in various market segments, including in certain countries in Latin America and also provide managed network services, such as in Australia, over a satellite network owned by a third party.

We operate in three business segments, comprised of our Commercial, Mobility and Services divisions:

•          Commercial Division – provides advanced fixed satellite networks, satellite communication systems, small cell solutions and associated professional services and comprehensive turnkey solutions. Our customers are service providers, satellite operators, mobile network operators, or MNOs, telecommunication companies, or Telcos, and large enterprises worldwide. We focus on high throughput satellites, or HTS, opportunities worldwide and are driving meaningful partnerships with satellite operators to leverage our technology and breadth of services to deploy and operate the ground segment.

•          Mobility Division – provides advanced, satellite communication on the move systems, including airborne, maritime and ground-mobile satellite systems and solutions.  Our customers are service providers, system integrators, defense and homeland security organizations, as well as other commercial entities worldwide. The division provides solutions on land, sea and air, while placing major focus on the high-growth market of commercial In-Flight Connectivity, or IFC, with its unique leading technology. The division’s portfolio comprises high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid State Amplifiers (SSPAs) and Block Upconverters (BUCs).

•          Services Division – provides managed network and services for rural broadband access via our subsidiaries in Peru and Colombia. Our connectivity solutions have been implemented in large and national scale projects. Our terrestrial and satellite networks provide Internet and telephony services to thousands of rural communities and schools. Our turnkey solutions start with supplying network infrastructure, continue through ensuring high-quality, reliable connectivity and include full network support and maintenance, as well as support for applications that run on the installed network.

Our ordinary shares are traded on the NASDAQ Global Select Market under the symbol “GILT” and on the Tel Aviv Stock Exchange, or the TASE. As used in this annual report, the terms “we”, “us”, “Gilat” and “our” mean Gilat Satellite Networks Ltd. and its subsidiaries, unless otherwise indicated.

The marks “Gilat®”, “SkyEdge®,” ”Wavestream®”, “AeroStream™”,  “Raysat®”, “SatTrooperTM” , “SatRangerTM” and “Spatial AdvantEdge™” and other marks appearing in this annual report on Form 20-F marked with “® “ or “™” are trademarks of our company and its subsidiaries.  Other trademarks appearing in this Annual Report on Form 20-F are owned by their respective holders.

This Annual Report on Form 20-F contains various “forward‑looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and within the Private Securities Litigation Reform Act of 1995, as amended. Such forward-looking statements reflect our current view with respect to future events and, financial results of operations. Forward-looking statements usually include the verbs, “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “projects,” “understands” and other verbs suggesting uncertainty.  We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual` results, performance, levels of activity, or our achievements, or industry results to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements.  Readers are cautioned not to place undue reliance on these forward‑looking statements which speak only as of the date hereof.  We undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.  We have attempted to identify additional significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section which appears in Item 3D: “Key Information–Risk Factors”.

Our consolidated financial statements appearing in this annual report are prepared in U.S. dollars and in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. All references in this annual report to “dollars” or “$” are to U.S. dollars and all references in this annual report to “NIS” are to New Israeli Shekels. The representative exchange rate between the NIS and the dollar as published by the Bank of Israel on December 31, 2016 was NIS 3.845 per $1.00.

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

TABLE OF CONTENTS

PART I		1
ITEM 1:	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	1
ITEM 2:	OFFER STATISTICS AND EXPECTED TIMETABLE	1
ITEM 3:	KEY INFORMATION	1
A.	Selected Consolidated Financial Data	1
B.	Capitalization and Indebtedness	2
C.	Reasons for the Offer and Use of Proceeds	2
D.	Risk Factors	2
ITEM 4:	INFORMATION ON THE COMPANY	23
A.	History and Development of the Company	23
B.	Business Overview	24
C.	Organizational Structure	40
D.	Property, Plants and Equipment	40
ITEM 4A:	UNRESOLVED STAFF COMMENTS	40
ITEM 5:	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	40
A.	Operating Results	40
B.	Liquidity and Capital Resources	58
C.	Research and Development	60
D.	Trend Information	61
E.	Off-Balance Sheet Arrangements	61
F.	Tabular Disclosure of Contractual Obligations	62
ITEM 6:	DIRECTORS AND SENIOR MANAGEMENT	63
A.	Directors and Senior Management	63
B.	Compensation of Directors and Officers	66
C.	Board Practices	69
D.	Employees	77
E.	Share Ownership	78
ITEM 7:	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	79
A.	Major Shareholders	79
B.	Related Party Transactions	81
C.	Interests of Experts and Counsel	81
ITEM 8:	FINANCIAL INFORMATION	81
ITEM 9:	THE OFFER AND LISTING	83
A.	Offer and Listing Details	83
B.	Plan of Distribution	83
C.	Markets	84
D.	Selling Shareholders	84
E.	Dilution	84
F.	Expense of the Issue	84
ITEM 10:	ADDITIONAL INFORMATION	84
A.	Share Capital	84
B.	Memorandum and Articles of Association	84
C.	Material Contracts	89
D.	Exchange Controls	89
E.	Taxation	89
F.	Dividend and Paying Agents	97
G.	Statement by Experts	97
H.	Documents on Display	97
I.	Subsidiary Information	97
v

PART I

ITEM 1:          IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

ITEM 2:          OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3:          KEY INFORMATION

A.	Selected Consolidated Financial Data

The selected consolidated statement of operations data set forth below for the years ended December 31, 2016, 2015 and 2014, and the selected consolidated balance sheet data as of December 31, 2016 and 2015 are derived from our audited consolidated financial statements that are included elsewhere in this Annual Report. These financial statements have been prepared in accordance with U.S. GAAP. The selected consolidated statement of operations data set forth below for the years ended December 31, 2013 and 2012 and the selected consolidated balance sheet data as of December 31, 2014, 2013 and 2012 are derived from our audited consolidated financial statements that are not included in this Annual Report.

The selected consolidated financial data set forth below should be read in conjunction with and is qualified entirely by reference to Item 5: “Operating and Financial Review and Prospects” and the Consolidated Financial Statements and Notes thereto included in Item 18 in this Annual Report on Form 20-F.

Statement of Operations Data for Year ended December 31,

	2016	2015	2014	2013	2012
	(U.S. dollars in thousands, except for share data)

Revenues:
Products	214,291	128,970	157,531	133,554	155,691
Services	65,260	68,573	77,602	101,312	115,875
Total	279,551	197,543	235,133	234,866	271,566
Cost of revenues:
Products	162,563	94,683	106,905	86,304	96,805
Services	41,498	48,635	44,593	68,906	76,832
Impairment of long lived assets	-	10,137	-	-	-
Total Cost of revenues	204,061	153,455	151,498	155,210	173,637
Gross profit	75,490	44,088	83,635	79,656	97,929
Operating expenses:
Research and development, net	24,853	22,412	25,158	27,900	29,241
Selling and marketing	23,411	24,823	32,537	32,214	34,988
General and administrative	26,471	18,644	20,903	23,071	23,618
Restructuring costs	-	1,508	-	564	315
Goodwill impairment	-	20,402	-	-	31,879
Total Operating expenses	74,735	87,789	78,598	83,749	120,041
Operating income (loss)	755	(43,701)	5,037	(4,093)	(22,112)
Financial expenses, net	(4,843)	(7,243)	(3,837)	(6,239)	(3,432)
Other income	-	-	-	-	2,729
Income (loss) before taxes on income	(4,088)	(50,944)	1,200	(10,332)	(22,815)
Taxes on income (tax benefit)	1,252	1,190	1,901	(755)	(1,893)

Loss from continuing operations	(5,340)	(52,134)	(701)	(9,577)	(20,922)
Loss from discontinued operations (1)	-	(200)	(795)	(8,320)	(2,270)
Loss	(5,340)	(52,334)	(1,496)	(17,897)	(23,192)

Loss per share (basic and diluted) from continuing operations (3)	(0.10)	(1.16)	(0.02)	(0.22)	(0.49)
Loss per share (basic and diluted) from discontinued operations (3)	-	(0.00)	(0.02)	(0.19)	(0.05)
Loss per share (basic and diluted) (3)	(0.10)	(1.16)	(0.04)	(0.41)	(0.54)
________
(1)
In December 2013, we sold Spacenet Inc., a provider of managed network communications services utilizing satellite wireline and wireless networks and associated technology, for approximately $16 million, subject to certain post-closing adjustments and expenses.

(2)	Includes the assets and liabilities, short term and long term, related to the discontinued operations of Spacenet.
(3)	The loss per share for the years ended December 31, 2015, 2014, 2013 and 2012 was adjusted, following the rights offering that the Company concluded in March 2016.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable

D.	Risk Factors

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

Risks Relating to Our Business

A significant portion of our revenue comes from one customer.

We depend on one large, long-term customer for a significant portion of our revenues. For the year ended December 31, 2016, the FITEL Regional Projects accounted for approximately 34% of our revenue and 11% of our revenues in 2015. As of December 31, 2016, we have approximately $41.7 million in “un-billed accounts receivable” related to the FITEL Regional Projects. The FITEL Regional Projects that were awarded to us in 2015 are expected to generate $393 million in revenues over approximately 13 years.  If FITEL were to terminate the existing contracts with us or substantially reduce the services they purchase from us, our revenues and results of operations could be materially adversely affected.  In addition, negative developments in the political or business climate of Peru or of FITEL could result in significantly decreased revenue from sales and the provision of services, which could seriously harm our business, operating results and financial condition.

We have incurred major losses in past years and may not operate profitably in the future.

We reported an operating profit of $0.8 million and a loss from continuing operations of $5.3 million in the year ended December 31, 2016, an operating loss of $43.7 million and a loss from continuing operations of $52.1 million in the year ended December 31, 2015, and an operating profit of $5.0 million and a loss from continuing operations of $0.7 million in the year ended December 31, 2014.  We also incurred major losses in prior years and as of December 31, 2016 have an accumulated deficit of $709.9 million. We cannot assure you that we can operate profitably in the future. If we do not achieve profitable operations, our share price will decline and the viability of our company will be in question.

Our available cash balance may decrease in the future if we cannot generate cash from operations.

Our cash and cash equivalents as of December 31, 2016 were $40.1 million compared to $18.4 million as of December 31, 2015. Our positive cash flow from operating activities was approximately $10.8 million in the year ended December 31, 2016, compared to negative cash flow from operating activities of $14.8 million and $16.2 million in the years ended December 31, 2015 and 2014, respectively. If we do not generate sufficient cash from operations in the future, including from our large-scale projects, our cash balance will decline and the unavailability of cash could have a material adverse effect on our business, operating results and financial condition.

The delivery of our large-scale projects requires us to invest significant funds in order to obtain bank guarantees and may require us to incur significant expenses before we receive full payment from our customers. This applies mainly to the FITEL Regional Projects awarded to us in 2015, through agreements signed with our subsidiary, Gilat Networks Peru S.A., or GNP, by the Peruvian government (through FITEL), which are expected to generate in the aggregate $393 million in revenues over approximately 13 years, following the extension of the original term of the agreements. We have used the advance payment received from FITEL as well as bank loans and internal cash resources in order to finance the FITEL Regional Projects. We have used surety bonds and our internal resources in order to provide the required bank guarantees for the FITEL Regional Projects.  If we fail to obtain the necessary funding or if we fail to obtain such funds on favorable terms, we will not be able to meet our commitments and our cash flow and operational results may be adversely affected.

If the commercial satellite communications markets fail to grow, our business could be materially harmed.

A number of the commercial markets for our products and services in the satellite communications area, including high throughput satellite and commercial on the move products, have emerged in recent years. Because these markets are relatively new, it is difficult to predict the rate at which these markets will grow, if at all. If the markets for commercial satellite communications products fail to grow, our business could be materially harmed. Conversely, growth in these markets could result in satellite capacity limitations which in turn could materially harm our business and impair the value of our shares. Specifically, we derive most of our revenues from sales of satellite based communications networks and related equipment and provision of services related to these networks and products. A significant decline in this market or the replacement of VSAT and other satellite based technologies by an alternative technology could materially harm our business and impair the value of our shares.

Because we compete for large‑scale contracts in competitive bidding processes, losing a small number of bids or a decrease in the revenues generated from our large-scale projects could have a significant adverse impact on our operating results.

A significant portion of our revenues is derived from large -scale contracts that we are awarded from time to time in competitive bidding processes. These large‑scale contracts sometimes involve the installation of thousands of VSATs or massive fiber-optic transport and access networks. The number of major bids for these large‑scale contracts for satellite-based networks and massive telecommunications infrastructure projects in any given year is limited and the competition is intense. Losing or defaulting on a relatively small number of bids each year could have a significant adverse impact on our operating results.

Many of our large-scale contracts are with governments or large governmental agencies in Latin America and any volatility in the political or economic situation or any unexpected unilateral termination or suspension of payments could have a significant adverse impact on our business.

In March and December 2015, the Peruvian government awarded us the Regional FITEL Projects under four separate bids for the construction of networks, operation of the networks for a defined period and their transfer to the government. These awards are expected to generate revenues of $393 million over a period of approximately 13 years. In December 2013, we were awarded a project through an agreement signed with our subsidiary, Gilat Colombia S.A. E.S.P., or Gilat Colombia, which is expected to generate revenues of 189 billion Colombian Pesos (approximately $63 million, based on the representative rate of exchange published as of December 31, 2016) over the project period, which is expected to end in the first quarter of 2018. In December 2013, our subsidiary, Gilat to Home Peru, or GTH Peru, won a $30 million contract from FITEL for construction of a network, its operation over 11 years and other related services, which contract was expanded by $6 million. Agreements with the governments in these countries typically include unilateral early termination clauses and involve other risks such as the imposition of new government regulations and taxation that could pose additional financial burdens on us. Changes in the political or economic situation in these countries can result in the early termination of our business there. Any termination of our business in any of the aforementioned countries could have a significant adverse impact on our business. See Item 4.B. – “Information on the Company – Business Overview – Services Division – overview”.

In June 2016, our customer, Oi SA, filed for judicial reorganization in a bankruptcy protection petition in Brazil. Collection of any amounts due to us that were outstanding prior to the petition will be subject to approved creditor arrangements.

Our failure to deliver upon our large-scale projects in an economical manner or a delay in collection of payments due to us in connection with any such large-scale project could have a significant adverse impact on our operating results.

We have been awarded a number of large-scale projects by foreign governments, including the Peruvian FITEL Regional Projects in 2015.  While we have experience in the successful implementation of large-scale network infrastructure projects in rural areas, the FITEL Regional Projects are complex and require cooperation of certain third parties. A failure to deliver upon our projects in an economical manner within the project’s budget could result in losses and significantly adversely impact our operating results. For example, during the fourth quarter of 2015, we recorded impairment of long lived assets of $10.1 million related to our Kioscos Digitales project initiated by the Colombian Ministry of Information Technologies and Communications due to expected future losses from this project. Additionally, the delivery of our large-scale projects requires us to invest significant funds in order to obtain bank guarantees and requires us to incur significant expenses before we receive full payment from our customers. As of December 31, 2016, we have approximately $41.7 million in “un-billed accounts receivable” related to the FITEL Regional Projects. Due to delays in the performance of these projects, we have entered into agreements with FITEL for the extension of the projects’ schedules, thus delaying revenues from the projects.  Further, a failure to meet the project’s schedule or fulfill our obligations in a timely manner could result in payment of fines and impact our ability to receive and recognize the expected revenues in part or in full in a timely manner, which could have a significant adverse impact on our operating results.

 Actual results could differ from the estimates and assumptions that we use to prepare our financial statements.

In order to prepare our financial statements in conformity with generally accepted accounting principles in the United States (“U.S. GAAP”), our management is required to make estimates and assumptions, as of the date of the financial statements, which affect the reported values of assets and liabilities, revenues and expenses, and disclosures of contingent assets and liabilities. Areas that require significant estimates by our management include contract costs and profits, application of percentage-of-completion accounting, provisions for uncollectible receivables and customer claims, impairment of long-term assets, goodwill impairment, valuation of assets acquired and liabilities assumed in connection with business combinations, accruals for estimated liabilities, including litigation and insurance reserves, and stock-based compensation. Our actual results could differ from, and could require adjustments to, those estimates.

In particular, we recognize revenues generated from the Regional FITEL Projects using the percentage-of-completion method. Under this method, estimated revenue is recognized by applying the percentage of completion of the contract for the period (based on the ratio of costs incurred to total estimated costs of the contract) to the total estimated revenue for the contract. As a result, revisions made to the estimates of revenues and profits are recorded in the period in which the conditions that require such revisions become known and can be estimated. Although we believe that our profit margins are fairly stated and that adequate provisions for losses for fixed-price contracts are recorded in the financial statements, as required under U.S. GAAP, we cannot assure you that our contract profit margins will not decrease or that any loss provisions will not increase materially in the future.

Tax authorities may disagree with our intercompany charges, cross-jurisdictional transfer pricing or other matters and assess additional taxes.

We are subject to income taxation in the United States, Israel and numerous other jurisdictions. Determining our provision for income taxes requires significant management judgment. In addition, our provision for income taxes could be adversely affected by many factors, including, among other things, changes to our operating structure, changes in the amounts of earnings in jurisdictions with different statutory tax rates, changes in the valuation of deferred tax assets and liabilities and changes in tax laws. We are subject to ongoing tax examinations in various jurisdictions. Tax authorities may disagree with our intercompany charges, cross-jurisdictional transfer pricing or other matters and assess additional taxes. While we regularly evaluate the likely outcomes of these examinations to determine the adequacy of our provision for income taxes, there can be no assurance that the outcomes of such examinations will not have a material impact on our results of operations and cash flows. In addition, we may be audited in various jurisdictions, and such jurisdictions may assess additional taxes against us. Although we believe our tax estimates are reasonable, the final determination of any tax audits or litigation could be materially different from our historical tax provisions and accruals, which could have a material adverse effect on our results of operations or cash flows in the period or periods for which a determination is made.

Our insurance coverage may not be sufficient for every aspect or risk related to our business.

Our business includes risks, only some of which are covered by our insurance. For example, in our satellite capacity agreements, we do not have a backup for satellite capacity, and we do not have indemnification or insurance in the event that our supplier’s satellite malfunctions or data is lost. Satellites utilize highly complex technology and operate in the harsh environment of space and therefore are subject to significant operational risks while in orbit. The risks include in-orbit equipment failures, malfunctions and other kinds of problems commonly referred to as anomalies. Satellite anomalies include, for example, circuit failures, transponder failures, solar array failures, telemetry transmitter failures, battery cell and other power system failures, satellite control system failures and propulsion system failures. Liabilities in connection with our products or in connection with our construction and deployment projects may be covered by insurance only to a limited extent or not covered at all. In addition, we are not covered by our insurance for acts of fraud or theft. Our business, financial condition and operating results could be materially adversely affected if we incur significant costs resulting from these exposures.

We operate in the highly competitive network communications industry and may be unsuccessful in competing effectively.

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

Some of our competitors have greater financial resources, providing them with greater research and development and marketing capabilities. Our competitors may also be more experienced in obtaining regulatory approvals for their products and services and in marketing them. Our relative position in the network communications industry may place us at a disadvantage in responding to our competitors’ pricing strategies, technological advances and other initiatives. Our principal competitors in the supply of VSAT networks are Hughes Network Systems, LLC, or HNS, ViaSat Inc., or ViaSat, iDirect Technologies, or iDirect, and Newtec Cy N.V, or Newtec. Most of our competitors have developed or adopted different technology standards for their VSAT products.

Our low-profile in-motion antennas target a market that has not yet matured and we compete with products from competitors such as General Dynamics, Cobham, Orbit Communication Systems, Qest Quantum Electronic Systems GmbH, L-3 Communications Holdings, Inc., or L-3, Tecom Industries, Inc., or Tecom, and Thinkom Solutions.  Competitors in the defense sector include Comtech Xicom Technology, Inc., CPI Satcom, General Dynamics Satcom Technologies, Paradise Datacom and Mission Microwave Technologies.

In addition, ViaSat and HNS have launched their own satellites, which enable them to offer vertically integrated solutions to their customers, which may further change the competitive environment in which we operate and could have an adverse effect on our business.

In Peru and Colombia, where we primarily operate public rural telecom services (voice, data and Internet) and are engaged in construction of fiber-optic transport and access networks based on wireless systems, we typically encounter competition on government subsidized bids from various service providers, system integrators and consortiums. Some of these competitors offer solutions based on VSAT technology and some on terrestrial technologies (typically, fiber-optic and wireless technologies). In addition, as competing technologies such as cellular telephones and fiber-optic in Peru and Colombia become available in rural areas where not previously available, our business could be adversely affected. We may not be able to compete successfully against current or future competitors. Such competition may adversely affect our future revenues and, consequently, our business, operating results and financial condition.

Our lengthy sales cycles could harm our results of operations if forecasted sales are delayed or do not occur.

The length of time between the date of initial contact with a potential customer or sponsor and the execution of a contract with the potential customer or sponsor may be lengthy and vary significantly depending on the nature of the arrangement. During any given sales cycle, we may expend substantial funds and management resources and not obtain significant revenue, resulting in a negative impact on our operating results. In some cases, we have seen longer sales cycles in all of the regions in which we do business. In addition, we have seen projects delayed or even canceled, which would also have an adverse impact on our sales cycles. As a result, it may be difficult for us to accurately forecast sales due to the uncertainty around these projects and their award and starting periods.

We may need to make acquisitions or form strategic alliances or partnerships in order to remain competitive in our market, and such acquisitions, strategic alliances or partnerships could be difficult to integrate, disrupt our business and dilute shareholder value.

We generally seek to acquire businesses that enhance our capabilities and add new technologies, products, services and customers to our existing businesses. We may not be able to continue to identify acquisition candidates on commercially reasonable terms or at all. If we make additional business acquisitions, we might not realize the benefits anticipated from these acquisitions, including sales growth, cost synergies and improving margins. Furthermore, we might not be able to obtain additional financing for business acquisitions, since such additional financing could be restricted or limited by the terms of our debt agreements or due to unfavorable capital market conditions.

Further, once integrated, acquisitions may not achieve comparable levels of revenues, profitability or productivity as our existing business or otherwise perform as expected. The occurrence of any of these events could harm our business, financial condition or results of operations.

In 2010, we completed the acquisition of RaySat Antenna Systems, or RAS, a leading provider of on-the-move antenna solutions, of RaySat BG, a Bulgarian research and development center, and of Wavestream, a provider of SSPAs and BUCs. We may not be able to successfully integrate the businesses or exploit the solutions that we acquired or will acquire in the future. Further, we may not be able to achieve our growth targets for the acquired businesses, which could result in our incurring impairment charges. If our projection for growth in the airborne business does not materialize and we fail to obtain other business in our Mobility Division, we would likely record an impairment of goodwill. In 2015, we performed an analysis of implied carrying value of our Wavestream subsidiary in accordance with ASC 350 and recorded goodwill impairment losses of approximately $20.4 million.   In 2016, no impairment losses were identified.

The risks associated with acquisitions by us include the following, any of which could seriously harm our results of operations or the price of our shares:

•	issuance of equity securities as consideration for acquisitions that would dilute our current shareholders’ percentages of ownership;

•	significant acquisition costs;

•	decrease of our cash balance;

•	the incurrence of debt and contingent liabilities;

•	difficulties in the assimilation and integration of operations, personnel, technologies, products and information systems of the acquired companies;

•	diversion of management’s attention from other business concerns;

•	contractual disputes;

•	risks of entering geographic and business markets in which we have no or only limited prior experience;

•	potential loss of key employees of acquired organizations;

•	the possibility that business cultures will not be compatible;

•	the difficulty of incorporating acquired technology and rights into our products and services;

•	unanticipated expenses related to integration of the acquired companies; and

•	difficulties in implementing and maintaining uniform standards, controls and policies.

Any of these events would likely result in a material adverse effect on our results of operations, cash flows and financial position.

The continued decline in or a redirection of the U.S. defense budget could result in a material decrease in our sales, results of operations and cash flows.

Our contracts with and sales to systems integrators in connection with government contracts in the U.S. are subject to the congressional budget authorization and appropriations process. Congress appropriates funds for a given program on a fiscal year basis, even though contract periods of performance may extend over many years. Consequently, at the beginning of a major program, the contract is partially funded, and additional monies are normally committed to the contract by the procuring agency only as appropriations are made by Congress in future fiscal years. Department of Defense, or DoD, budgets are a function of factors beyond our control, including, but not limited to, changes in U.S. procurement policies, budget considerations, current and future economic conditions, presidential administration priorities, changing national security and defense requirements, geopolitical developments and actual fiscal year congressional appropriations for defense budgets. Any of these factors could result in a significant decline in, or redirection of, current and future DoD budgets and impact our future results of operations.

The impact of a legislation process known as sequestration (or mandated reductions) remains a significant risk. Part I of the U.S. Budget Control Act of 2011 provided for a reduction in planned defense budgets by at least $487 billion over a ten year period. A two-year budget agreement set forth in the Bipartisan Budget Act of 2013 lessened the across-the-board cuts of sequestration; however, sequestration continues to be in effect, including for the DoD. Sequestration has negatively affected some of the defense programs in which we participate and we may continue to be negatively impacted by the continuing effects of sequestration or other defense spending delays and cuts. It is possible that the U.S. government could reduce or further delay its spending on, or reprioritize its spending away from, other government programs and it remains difficult, if not impossible, to determine specific amounts that are or will be appropriated for many of the programs in which we participate. Future congressional appropriation and authorization of defense spending and the application of sequestration remain marked by significant debate and an uncertain schedule. The federal debt limit continues to be actively debated as plans for long-term national fiscal policy are discussed. The outcome of these debates could have a significant impact on defense spending broadly and programs we support in particular.

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

The continuing pressure on the DoD budget, along with delayed orders from other clients as well as other elements, were reflected in the reduction of Wavestream’s revenues and operational results in 2015 compared to the budget and prior years’ results. In 2015, we performed an analysis of Wavestream’s implied carrying value in accordance with ASC 350 and recorded goodwill impairment losses of approximately $20.4 million.  No impairment charges were identified in 2016 and 2014. See Item 5 – “Operating and Financial Review and Prospects– Operating Results”.

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

Unfavorable national and global economic conditions could adversely affect our business, operating results and financial condition.

Worsening economic conditions, such as the continued European sovereign debt uncertainty, may result in diminished demand for our products and in decreased sales volumes.  Although global economic conditions have stabilized or improved since the 2008 financial crisis, many of the markets in which we operate have not fully recovered.  If the economies in the countries in which we operate continue to be uncertain or weaken further, the demand for our products and technology may decrease as a result of constraints on capital spending by our customers.  In addition, this could result in longer sales cycles and increased price competition for our products.  Any of these events would likely harm our business, operating results and financial condition.

In June 2016, a majority of voters in the United Kingdom elected to withdraw from the European Union in a national referendum (Brexit). The referendum was advisory, and the terms of any withdrawal are subject to a negotiation period that could continue for a few years after the government of the United Kingdom formally initiates a withdrawal process. Nevertheless, the referendum has created significant uncertainty about the future relationship between the United Kingdom and the European Union, and has given rise to calls for certain regions within the United Kingdom to preserve their place in the European Union by separating from the United Kingdom as well as for the governments of other EU member states to consider withdrawal.

In the United States, the new Trump Administration has called for substantial change to fiscal, tax and trade policies that may adversely affect our business. We cannot predict the impact, if any, of these changes to our business. However, it is possible that these changes could adversely affect our business.

These developments, or the perception that any of them could occur, could have a material adverse effect on global economic conditions and the stability of global financial markets, and could significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Asset valuations, currency exchange rates and credit ratings may be especially subject to increased market volatility.

If global economic and market conditions, or economic conditions in the United States, Europe or Asia or other key markets, remain uncertain or weaken further, our business, operating results and financial condition may be adversely affected.

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

To remain competitive in the network communications market, we must continue to be able to anticipate changes in technology, market demands and industry standards and to develop and introduce new products, applications and services, as well as enhancements to our existing products, applications and services. Competitors in satellite ground equipment market and low-profile antenna market are introducing new and improved products and our ability to remain competitive in this field will depend in part on our ability to advance our own technology. New products and technologies for power amplifiers, such as Gallium Nitride, or GaN, may compete with our current SSPA offerings and may reduce the market prices and success of our products. New communications networks that integrate satellites operating in low or medium earth orbit (LEO/MEO) may compete significantly with our current networks and may reduce the market prices and success of our products until such time as we adapt our technology to support LEO/MEO satellites. If we are unable to respond to technological advances on a cost-effective and timely basis, or if our new products or applications are not accepted by the market, our business, financial condition and operating results could be adversely affected.

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

A significant part of our business in previous years, including in 2016, was generated from recurring customers and, in particular, approximately 34% of our revenues in 2016 were generated from one customer, FITEL. Accordingly, the termination or non-renewal of our contracts could have a material adverse effect on our business, financial condition and operating results.  Some of our existing contracts could be terminated due to any of the following reasons, among others:

•	dissatisfaction of our customers with our products and/or the services we provide or our inability to provide or install additional products or requested new applications on a timely basis;

•	customers’ default on payments due;

•	our failure to comply with financial covenants in our contracts; or

•	the cancellation of the underlying project by the sponsoring government body.

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

A portion of our product revenues from North America are dependent on business from the defense market, being derived directly or indirectly through contractors and system integrators from sales to government agencies, mainly the DoD, pursuant to contracts awarded under defense-related programs. Government spending under such contracts may cease or may be reduced, which would cause a negative effect on our revenues, results of operations, cash flow and financial condition. We experienced a reduction in revenues from such customers in recent years and there is no assurance that there will not be a further reduction in the future. Although we have begun to move into the IFC commercial markets and cellular backhaul with Telcos, we may not be successful in our plans to penetrate these markets. These markets are relatively new and untried for our SSPA product line and will require additional expenditures for research and development and sales and marketing. In addition, the cellular backhaul market with Telcos and the commercial IFC market may fail to grow in accordance with our expectations. We may also not be able to develop new technologies for those markets on a timely basis. Barriers to entry into those markets or delays in our development programs could have a material adverse effect on our business and operating results.

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

In addition, to participate in classified U.S. government programs, we have to obtain security clearances from the DoD, for one or more of our subsidiaries that want to participate. Such clearance may require us to enter into a proxy agreement or another similar arrangement with the U.S. government, which would limit our ability to control the operations of the subsidiary and which may impose substantial administrative requirements in order for us to comply. Further, if we materially violate the terms of any proxy agreement, the subsidiary holding the security clearances may be suspended or debarred from performing any government contracts, whether classified or unclassified. If we fail to maintain or obtain the necessary authorizations under the U.S. export control laws and regulations, we may not be able to realize our market focus and our business could be materially adversely affected.

We are dependent on contracts with governments around the world for a significant portion of our revenue. These contracts may expose us to additional business risks and compliance obligations.

We have focused on expanding our business to include contracts with or for various governments and governmental agencies around the world, including the Peruvian Government (through FITEL) and U.S. federal, state, and local government agencies through contractors or systems integrators. Such contracts account for a significant portion of our revenues. Our contracts with international governments generally contain unfavorable termination provisions. Governmental customers generally may unilaterally suspend us from receiving new contracts pending resolution of alleged violations of procurement laws or regulations and terminate existing contracts and audit our contract-related costs. If a termination right is exercised by a governmental customer, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Additionally, the business we generate from government contracts may be materially adversely affected if:

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

A material portion of our laboratory capacity, our principal offices and principal research and development facilities are concentrated in a single location in Israel.  We also have significant facilities for research and development and manufacturing of components for our low profile antennas at a single location in Bulgaria as well as a research and development center in Moldova and offices, research and development, engineering and manufacturing facilities in California and in Singapore. Fire, natural disaster or any other cause of material disruption in our operation in any of these locations could have a material adverse effect on our business, financial condition and operating results.

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

Several of the components required to build our products are manufactured by a limited number of suppliers. Although we have managed to solve the difficulties we had with our suppliers with respect to availability of components, we cannot assure you of the continued availability of key components or our ability to forecast our component requirements sufficiently in advance. Our research and development and operations groups are continuously working with our suppliers and subcontractors to obtain components for our products on favorable terms in order to reduce the overall price of our products. If we are unable to obtain the necessary volume of components at sufficiently favorable terms or prices, we may be unable to produce our products at competitive prices. As a result, sales of our products may be lower than expected, which could have a material adverse effect on our business, financial condition and operating results. In addition, our suppliers are not always able to meet our requested lead times. If we are unable to satisfy customers’ needs on time, we could lose their business.

In 2016, we entered into a new outsourcing manufacturing agreement with a different single source manufacturer for almost all of our VSAT units. This agreement exposes us to certain risks related to our dependence on a single manufacturer which could include failure in meeting time tables and quantities, or material price increases which may affect our ability to provide competitive prices. We estimate that the replacement of the outsourcing manufacturer would, if necessary, take a period of between six to nine months.

There are only a limited number of suppliers of satellite transponder capacity and a limited amount of space segment available. We are dependent on these suppliers for our provision of services in Peru and in Colombia. While we do secure long term agreements with our satellite transponder providers, we cannot assure the continuous availability of space segment, the pricing upon renewals of space segment and the continuous availability and coverage in the regions where we supply services. If we are unable to secure contracts with satellite transponder providers with reliable service at competitive prices, our services business could be adversely affected.

We would be adversely affected if we are unable to attract and retain key personnel

Our success depends in part on key management, sales, marketing and development personnel and our continuing ability to attract and retain highly qualified personnel, including with respect to our acquired companies. There is competition for the services of such personnel.  The loss of the services of senior management and key personnel, and the failure to attract highly qualified personnel in the future, may have a negative impact on our business. Moreover, our competitors may hire and gain access to the expertise of our former employees or our former employees may compete with us. In 2015, several members of our management were replaced (including our Chief Financial Officer and our Chief Executive Officer, who was replaced by the Chairman in an interim CEO capacity and then by a new Chief Executive Officer appointed in 2016). In 2014, three key employees of our Wavestream subsidiary, including Wavestream’s chief executive officer, resigned from Wavestream and founded a company that competes with us. While we have successfully found replacements for these employees and executives in a timely manner, there is no assurance that former employees will not compete with us or that we will be able to find replacements for departing key employees in the future.

If demand for our mobility applications for air, land and sea , VSATs and other products declines or if we are unable to develop products to meet demand, our business could be adversely affected.

Our low-profile in-motion antenna systems and a portion of our SSPA product line are intended for mobility applications for air, land and sea.  If the demand for such products, our VSATs or other products declines, or if we are unable to develop products that are competitive in technology and pricing, we may not be able to realize our market focus and our Satellite Communication on the Move business and other businesses could be materially adversely affected.

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

•
the effects of war and acts of terrorism, such as disruptions in general global economic activity, changes in logistics and security arrangements and reduced customer demand for our products and services.

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

If we fail to meet the covenants in our loan agreements with banks, or otherwise breach the terms of our credit agreements, the banks may accelerate payment of outstanding loans and our business could be seriously harmed.

Our loan agreements and credit and guarantee facilities with banks contain covenants regarding our maintenance of certain financial ratios. The covenants contained in our credit facilities restrict, among other things, our ability to pledge our assets, dispose of assets, or give guarantees. Our ability to continue to comply with these and other obligations depends in part on the future performance of our business. We cannot assure you that we shall be able to continue to comply with the covenants included in our agreements with the banks. If we fail to comply, we shall be required to renegotiate the terms of our credit facilities with the banks. We cannot assure you that we shall be able to reach an agreement with the banks or that such agreements will be on favorable terms to us. Our ability to restructure or refinance our credit facilities depends on the condition of the capital markets and our financial condition. Any refinancing of our existing credit facilities could be at higher interest rates and may require us to comply with different covenants, which could restrict our business operations.

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

•
A portion of our international sales is denominated in currencies other than the U.S. dollar, including but not limited to the Euro, Colombian Peso, Australian Dollar, Brazilian Real, Peruvian Sol, Russian Ruble, Malaysian Ringgit and the Mexican Peso, therefore we are exposed to the risk of devaluation of such currencies relative to the dollar which could have a negative impact on our revenues;

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

The transfer and use of some of our technology and its production outside of Israel is limited because of the research and development grants we received from the Israeli government to develop such technology.

Our research and development efforts associated with the development of certain of our products have been partially financed through grants from the Innovation Authority (formerly the Office of the Chief Scientist) of the Israeli Ministry of Economy. We are subject to certain restrictions under the terms of these grants. Specifically, any product incorporating technology developed with the funding provided by these grants may not be manufactured outside Israel, nor may the technology which is embodied in our products be transferred, without appropriate governmental approvals. Such approvals, if granted, may involve increased royalty payments to the Innovation Authority for royalty-bearing programs. These restrictions do not apply to the sale or export from Israel of our products developed with this technology.

We may not be compliant with the requirements for Approved Enterprise status and may be denied benefits. Israeli government programs and tax benefits may be terminated or reduced in the future.

We participate in programs of the Israeli Innovation Authority and the Israel Investment Center, for which we receive tax and other benefits as well as funding for the development of technologies and products. We have been granted “Approved Enterprise” status under the Investment Law. If we fail to comply with the conditions applicable to this status under the Investment Law, we may be required to pay additional taxes and penalties or make refunds and may be denied future benefits. From time to time, the government of Israel has discussed reducing or eliminating the benefits available under such programs, and therefore these benefits may not be available in the future at current levels or at all.

We may be subject to claims by third parties alleging that we infringe intellectual property owned by them. We may be required to commence litigation to protect our intellectual property rights. Any intellectual property litigation may continue for an extended period and may materially adversely affect our business, financial condition and operating results.

There are numerous patents, both pending and issued, in the network communications industry. We may unknowingly infringe on a patent. We may from time to time be notified of claims that we are infringing on patents, copyrights or other intellectual property rights owned by third parties. While we do not believe that we have infringed in the past or are infringing at present on any intellectual property rights of third parties, we cannot assure you that we will not be subject to such claims or that damages for any such claim will not be awarded against us by a court.

In addition, we may be required to commence litigation to protect our intellectual property rights and trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against third‑party claims of invalidity or infringement. An adverse result of any litigation could force us to pay substantial damages, stop designing, manufacturing, using or selling related products, spend significant resources to develop alternative technologies, discontinue using certain processes or obtain licenses. In addition, we may not be able to develop alternative technology, and we may not be able to find appropriate licenses on reasonably satisfactory terms. Any such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business, financial condition and operating results.

 We are required to comply with “conflict minerals” rules promulgated by the SEC, which impose costs on us, may make our supply chain more complex, and could adversely impact our business.

In August 2012, the SEC adopted a rule requiring disclosure by public companies of the origin, source and chain of custody of specified minerals, known as conflict minerals, that are necessary to the functionality or production of products manufactured or contracted to be manufactured by us. The rule requires companies to obtain sourcing data from suppliers, engage in supply chain due diligence, and file annually with the SEC a specialized disclosure report on Form SD covering the prior calendar year. Implementation of our conflict minerals policy could limit our ability to source at competitive prices and to secure sufficient quantities of certain minerals used in the manufacture of our products, specifically tantalum, tin, gold and tungsten, as the number of suppliers that provide conflict-free minerals may be limited. In addition, we have incurred costs, and may incur material costs associated with complying with the conflict minerals rule, such as costs related to the determination of the origin, source and chain of custody of the minerals used in our products, the adoption of conflict minerals -related governance policies, processes and controls, and possible changes to products or sources of supply as a result of such activities. Within our supply chain, we may not be able to sufficiently verify the origins of the relevant minerals used in our products through the data collection and due diligence procedures that we implement, which may harm our reputation. Furthermore, we may encounter challenges in satisfying those customers that require that all of the components of our products be certified as conflict free, and if we cannot satisfy these customers, they may choose a competitor’s products. We continue to investigate the presence of conflict materials within our supply chain.

Potential product liability claims relating to our products could have a material adverse effect on our business.

We may be subject to product liability claims relating to the products we sell. Potential product liability claims could include, among others, claims for exposure to electromagnetic radiation from the antennas we provide. We endeavor to include in our agreements with our business customers provisions designed to limit our exposure to potential claims. We also maintain a product liability insurance policy. However, our contractual limitation of liability may be rejected or limited in certain jurisdictions and our insurance may not cover all relevant claims or may not provide sufficient coverage. To date, we have not been subject to any material product liability claim. Our business, financial condition and operating results could be materially adversely affected if costs resulting from future claims are not covered by our insurance or exceed our coverage.

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

The trading price of our shares has fluctuated widely in the past and may continue to do so in the future as a result of a number of factors, many of which are outside our control. In addition, the stock market has experienced extreme price and volume fluctuations that have affected the market prices of many technology companies, particularly telecommunication and Internet‑related companies, and that have often been unrelated or disproportionate to the operating performance of these companies. These broad market fluctuations could adversely affect the market price of our shares. In the past, following periods of volatility in the market price of a particular company’s securities, securities class action litigation has often been brought against that company. Securities class action litigation against us could result in substantial costs and a diversion of our management’s attention and resources.

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

In addition to the volatility of the market price of our shares, the stock market in general and the market for technology companies in particular has been highly volatile and at times thinly traded. Investors may not be able to resell their shares during and following periods of volatility.

We may in the future be classified as a passive foreign investment company, or PFIC, which will subject our U.S. investors to adverse tax rules.

U.S. holders of our ordinary shares may face income tax risks. There is a risk that we will be treated as a “passive foreign investment company” or PFIC.  Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of our ordinary shares and would likely cause a reduction in the value of such shares. A foreign corporation will be treated as a PFIC for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income,” or (2) at least 50% of the average value of the corporation’s gross assets produce, or are held for the production of, such types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income”. If we are treated as a PFIC, U.S. Holders of shares (or rights) would be subject to a special adverse U.S. federal income tax regime with respect to the income derived by us, the distributions they receive from us, and the gain, if any, they derive from the sale or other disposition of their ordinary shares (or rights). In particular, any dividends paid by us, if any, would not be treated as “qualified dividend income” eligible for preferential tax rates in the hands of non-corporate U.S. shareholders.  We believe that we were not a PFIC for the taxable year of 2016.  However, since PFIC status depends upon the composition of our income and the market value of our assets from time to time, there can be no assurance that we will not become a PFIC in any future taxable year. U.S. Holders should carefully read Item 10E. “Additional Information – Taxation” for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ordinary shares (or rights).

Future sales of our ordinary shares and the future exercise of options may cause the market price of our ordinary shares to decline and may result in a substantial dilution.

We cannot predict what effect, if any, future sales of our ordinary shares by the private equity firm, FIMI Opportunity Funds, or FIMI Funds and our other significant shareholders, or the availability for future sale of our ordinary shares, including shares issuable upon the exercise of our options, will have on the market price of our ordinary shares.  Sales of substantial amounts of our ordinary shares in the public market by our company or our significant shareholders, or the perception that such sales could occur, could adversely affect the market price of our ordinary shares and may make it more difficult for you to sell your ordinary shares at a time and price you deem appropriate.

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

 Certain of our shareholders beneficially own a substantial percentage of our ordinary shares.

As of the date hereof, FIMI, our controlling shareholder, holds approximately 34.5% of our outstanding ordinary shares. This concentration of ownership of our ordinary shares could delay or prevent mergers, tender offers, or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price for our ordinary shares. This concentration could also accelerate these same transactions in lieu of others depriving shareholders of opportunities. This concentration of ownership may also cause a decrease in the volume of trading or otherwise adversely affect our share price.

Risks Related to Our Location in Israel

Political and economic conditions in Israel may limit our ability to produce and sell our products. This could have a material adverse effect on our operations and business condition, harm our results of operations and adversely affect our share price.

We are incorporated under the laws of the State of Israel, where we also maintain our headquarters and most of our manufacturing and research and development facilities. As a result, political, economic and military conditions affecting Israel directly influence us.  Any major hostilities involving Israel, a full or partial mobilization of the reserve forces of the Israeli army, the interruption or curtailment of trade or air traffic between Israel and its trading partners, or a significant downturn in the economic or financial condition of Israel could adversely affect our business, financial condition and results of operations.

Since its establishment in 1948, Israel has been involved in a number of armed conflicts with its Arab neighbors and a state of hostility, varying from time to time in intensity and degree, has continued into 2016. In recent years, there was an escalation in violence among Israel, ISIS, Hamas, the Palestinian Authority and other groups, as well as terrorist attacks, hostilities along Israel’s border with the Gaza Strip and missiles fired by ISIS from the Sinai into Israel. Also, riots and uprisings in several countries in the Middle East and neighboring regions and armed conflicts, including in Syria and attacks carried out by ISIS, have led to a refugee crisis and severe political instability in several neighboring states and to a decline in the regional security situation. Such instability may affect the local and global economy, could negatively affect business conditions and, therefore, could adversely affect our operations. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in areas that neighbor Israel, such as Hamas in Gaza and Hezbollah in Lebanon. To date, these matters have not had any material effect on our business and results of operations; however, the regional security situation and worldwide perceptions of it are outside our control and there can be no assurance that these matters will not negatively affect us in the future.

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

Under current Israeli law, U.S. law and the laws of other jurisdictions, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

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

We are a leading global provider of satellite-based broadband communications. We design and manufacture ground segment equipment and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Our portfolio comprises a cloud based satellite network platform, VSAT terminals, amplifiers, high-speed modems, high performance on-the-move antennas, high efficiency, high power SSPA amplifiers and BUCs. Our comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting stringent service level requirements. We also provide connectivity services, Internet access and telephony to enterprise, government and residential customers in Peru and Colombia over networks built using our own equipment and also over other networks that we install, mainly on the basis of BOT contracts. Additionally, we build telecommunication infrastructure typically using fiber-optic and wireless technologies for broadband connectivity.

Our products are primarily sold to communication service providers and operators that use satellite communications for their customers and to government organizations and system integrators that use our technology. We are particularly active in the following market sectors: enterprise and government applications; consumer broadband access; cellular connectivity; national telecommunication connectivity; and mobility applications for air, land and sea. We provide services directly to end-users in various market sectors including in certain countries in Latin America and provide managed network services, such as in Australia, over a satellite network owned by a third party. We have 20 sales and support offices worldwide, three network operations centers and five R&D centers.

We shipped our first generation VSAT in 1989 and since then we have been among the technological leaders in the satellite ground equipment industry.  Our continuous investment in research and development has resulted in the development of new and industry‑leading products and our intellectual property portfolio includes 64 issued patents (54 U.S. and 10 foreign) relating to our VSAT and other systems as well as 18 issued patents (16 U.S. and 2 foreign) relating to our Satellite Communication on the Move antenna solutions and 13 issued patents (3 U.S. and 10 foreign) for our high power SSPAs.

In December 2013, we sold our Spacenet subsidiary, a provider of managed network communications services utilizing satellite wireline and wireless networks and associated technology, for approximately $16 million, subject to certain post-closing adjustments and expenses.

In 2016, 2015 and 2014, our property and equipment purchases related to our continuing operations amounted to approximately $4.3 million, $3.9 million and $12.6 million, respectively.  These amounts do not include the reclassification of inventory to property and equipment made during 2016, 2015 and 2014 in the approximate amounts of $2.5 million, $2.5 million and $2.9 million, respectively.

B.	Business Overview

We are a leading provider of satellite ground segment and other network communications solutions and services. We design and manufacture satellite ground segment and networking communications equipment, which we sell to our customers either as network components (modems, BUCs, antennas) or as complete network solutions (which include hubs and related terminals and services) or turnkey projects. The equipment that we develop includes commercial VSAT systems, defense and homeland security satellite communications systems, SSPAs, BUCs, low-profile antennas, on-the-Move / on-the-Pause terminals and modems. Our equipment is used by satellite operators, service providers, telecommunications operators, system integrators, government and defense organizations, large corporations and enterprises. We sell and distribute our products and provide our services internationally, in Latin America, Asia, Asia Pacific, North America, Africa and Europe. In particular, we provide connectivity services, Internet access and telephony, to enterprise, government and residential customers in Peru and Colombia over our own networks, built using both our equipment and equipment purchased from other manufacturers in various technologies. We also provide NOC operations and hub services, such as in Australia, over a VSAT network owned by SingTel Optus Pty Limited, or Optus, a large Australian telecommunication company.

Since 2012, in line with our efforts to improve our business structure and organization for our target markets, we operate in three business divisions:

•          Commercial Division – provides advanced satellite networks, fixed satellite communication systems, small cell solutions and associated professional services and comprehensive turnkey solutions. Our customers are service providers, satellite operators, MNOs, Telcos, and large enterprises worldwide. We focus on HTS opportunities worldwide and are driving meaningful partnerships with satellite operators to leverage our technology and breadth of services to deploy and operate the ground segment.

•          Mobility Division – provides advanced, satellite communication on the move systems, including airborne, maritime and ground-mobile satellite systems and solutions.  Our customers are, service providers, system integrators, defense and homeland security organizations, as well as to other commercial entities worldwide. The division provides solutions on land, sea and air, while placing major focus on the high-growth IFC market, with its unique leading technology. The division’s portfolio comprises high-speed modems, high performance on-the-move antennas and high efficiency, high power SSPAs and BUCs.

•          Services Division – provides managed network and services for rural broadband access via our subsidiaries in Peru and Colombia. Our connectivity solutions have been implemented in large and national scale projects. Our terrestrial and satellite networks provide Internet and telephony services to thousands of rural communities and schools. Our turnkey solutions start with supplying network infrastructure, continue through ensuring high-quality, reliable connectivity and include full network support and maintenance, as well as support for applications that run on the installed network.

In the year ended December 31, 2016, we derived approximately 34%, 22% and 44% of our revenues from our Commercial Division, Mobility Division and Services Division, respectively.

We have diversified revenue streams that result from both sales of products, which include construction of networks, and services. In the year ended December 31, 2016, approximately 77% of our revenues were derived from sales of products and 23% from services.  During the same period, we derived 51%, 20%, 17% and 12% of our revenues from Latin America, North America, APAC and EMEA, respectively.

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

•
Satellite communications ground station equipment – These are devices that have a combination of data communications and Radio Frequency, or RF elements designed to deliver data via communication satellites. Examples of ground station equipment are remote site terminals, such as VSATs, central hub station systems, modem, amplifiers, BUCs and antennas.

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

•
Antenna – Antennas can vary quite significantly in size, power and complexity depending on the ground equipment they are connected to, and their application. For example, antennas connected to remote sites generally are in the range of one meter in diameter while those connected to the central hub system can be in the range of ten meters in diameter. Antennas used on moving platforms need to be compact and have an auto-pointing mechanism so that they can remain locked onto the satellite during motion.

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

Satellite operators provide satellite transponder capacity (a portion of the satellite’s bandwidth and power which is used to establish one or more communication channels) on satellites positioned in geostationary orbit above the equator. A typical satellite can cover a geographic area the size of the continental U.S. or larger. The satellite receives information from the ground station equipment, amplifies it and transmits it back to earth on a different frequency. Satellite operators sell the capacity in a variety of leasing agreements to their customers. Our technology is compatible with C‑band, Ku‑band and Ka‑band satellites including special extended C‑band and extended Ku‑band satellites. Some of the leading satellite operators are Intelsat, SES, Chinasat and Eutelsat.

Ground equipment providers manufacture network equipment for both satellite communications networks and broadcast markets. Satellite communications systems connect a large central earth station, called a hub, with multiple remote sites equipment, called VSATs (ranging from tens to thousands of sites), which communicate via satellite.  We are a leading ground equipment provider for hubs VSATs, high-power amplifiers and low-profile antennas for satellite communications on-the-move.

Communication service providers buy equipment from ground equipment providers, install and maintain such equipment, lease capacity from satellite operators and sell a full package of communication services to the end user.

End users are customers that use satellite communications equipment and services. Examples of end users range from enterprises, to government ministries and defense organizations, to residential consumers.

System integrators are companies that provide customized solutions to end users by integrating the necessary equipment and services. For example, defense organizations often work with specialized system integrators that integrate various components, such as power amplifiers and low profile antennas, into a satellite terminal.

Satellite broadband networks are typically systems deployed in a hub-and-spoke configuration, with remote locations connecting via satellite to a central hub station. Satellite communications networks have a diverse range of uses and applications, and provide communication services as a stand‑alone, alternative, or complementary service to terrestrial networks.

We believe that the advantages of satellite communications networks include:

•	Universal availability – Satellite communications provide service to any location within a satellite footprint.

•	Timely implementation – Large satellite communications networks with thousands of remote sites can be deployed within a few weeks.

•
Broadcast and multicast capabilities – Satellite is an optimal solution for broadcast and multicast transmission as the satellite signal is simultaneously received by any group of users in the satellite footprint.

•
Reliability and service availability – Satellite communications network availability is high due to the satellite and ground equipment reliability, the small number of components in the network and terrestrial infrastructure independence.

•	Scalability – Satellite communications networks scale easily from a single site to thousands of locations.

•
Cost-effectiveness – The cost of satellite communications networks is independent of distance and therefore it is a cost-effective solution for networks comprised of multiple sites in remote locations.

•
Applications delivery – Satellite communications networks offer a wide variety of customer applications such as e‑mail, virtual private networks, video, voice, Internet access, distance learning, cellular backhaul and financial transactions.

•
Portability and Mobility – Satellite communications solutions can be mounted on moving platforms for communications on the move, or deployed rapidly for communications in fixed locations and then relocated or moved as required.

Given the technological and implementation benefits afforded by satellite communications networks, we believe that the market for satellite communications products and services will continue to grow. In particular, according to a 2016 report from NSR, a leading international telecom market research and consulting firm, the number of broadband satellite sites and subscribers is expected to grow at a compounded annual growth rate, or CAGR, of 19% through 2025.

Further, according to a 2016 report of NSR, aggregated satellite capacity has grown significantly in recent years and is forecasted to grow further in the coming years. According to the report, the growing availability of satellite capacity has resulted in significant reduction in the cost of satellite capacity.

In addition, satellite communications is an effective solution for mobility, especially for maritime and for international flight.

The availability of auto-pointing satellite antennas designed for in-motion two way communications has created market demand from both commercial and government/defense segments. These antennas are usually mounted on a moving platform (airplane, boat, train, unmanned aerial vehicles, or UAVs) and connected to a satellite terminal within or on the platform. An important requirement for these applications is that they have light-weight and low-profile antennas, to minimize air drag and fuel consumption. We believe that the demand for light-weight, low-profile antenna systems will increase as well.

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

There are five primary market categories that require broadband satellite products and services:

Enterprise and Business.  End-users include large companies and organizations, Small- Medium Enterprises, or SMEs, and Small Office / Home Office (SOHO) end users.. For enterprises, satellite communications networks offer network connectivity and deliver voice, data and video within corporations (known as corporate intranets), Internet access, transaction‑based connectivity that enables on‑line data delivery such as point‑of‑sale (credit and debit card authorization), inventory control and real time stock exchange trading.

Cellular Backhaul.  Cellular networks comprised of backhaul connections to connect the cellular base stations that serve multiple customers. Cellular backhaul connectivity requires more demanding network performance. These requirements usually include a high level of quality of service, or QoS, high speed connectivity, and more control over the network. Satellite backhaul applications include both primary and backup connectivity.

Rural Telecommunications.  The rural telecommunications market is comprised of communities throughout the world that require telephone, and Internet access in areas that are unserved or underserved by existing telecommunications services. These communication services are usually provided to the rural population via government‑subsidized initiatives. This market sector is comprised of “Build‑Operate” projects, in which governments subsidize the establishment and the operation of a rural network to be served by a satellite, wireless or cellular service provider that is usually selected in a bid process. In other instances, local communications operators have universal service obligations, or USOs, which require them to serve rural areas lacking terrestrial infrastructure. Some local communications operators elect to fulfill this obligation by hiring third parties in a model known as “Build‑Operate‑Transfer.” In these instances, the network is established and made operational by a third party service provider, which operates it for a certain period of time and then it is transferred to the operator.

Consumer.  The consumer market consists of residential users. These users require a high‑speed internet connection similar to a digital subscriber line, or DSL, or cable modem service.

Government.  The government sector consists of homeland security and military users. The versatility, reliability, and resiliency of satellite broadband networks, the in-motion low profile antennas and the lightweight SSPAs are a perfect fit for security and armed forces. Spatial-combining technology implemented on the Wavestream SSPAs introduces significant efficiency, size and weight advantages. For example, satellite communications systems with low power lightweight amplifiers can be quickly deployed in disaster areas, as a replacement for destroyed wireless or wire line networks, providing communication services to emergency personnel and law enforcement units.

Our Competitive Strengths

We are a leading provider of satellite communication and networking products and services. Our competitive strengths include:

Market leadership in large and growing markets.  Since our inception, we have sold more than 1. 5 million satellite terminals (VSATs), over 3,000 low profile antennas and over 25,000 BUCs and SSPAs to customers in approximately 90 countries. Our customer base includes a large number of satellite‑based communications service providers, system integrators and operators worldwide. In addition, we are one of the largest satellite communications service providers to rural communities in Latin America.

Technology leadership.  We have been at the forefront of satellite communications technology and services for 30 years and continue to be an innovator and developer of new satellite technologies. Our customizable satellite communications technology enables us to provide a wide range of broadband, Internet, voice, data and video solutions to our customers. We offer hubs and optimized satellite terminals (VSATs) which can attain a rate of up to 200Mbps. Our product and operations infrastructure is capable of running hubs with greater than 99.8% availability while rolling out thousands of new VSAT site locations each month. Our SkyEdge II-c, state-of-the-art solution, provides high performance and space segment efficiency. Our legacy product lines are known for their durability and resilience.  We provide advanced on-the- move terminals, including all components such as antennas, BUCs and modems. Our low-profile, satellite communications on-the-move solutions antennas provide reliable broadband communications for commercial and defense applications. Our SSPAs provide good performance, even at the extreme end of temperature and environmental performance specifications. X-Architecture, our new cloud-based distributed architecture, and our Electronically-Steered Array / Phased Array Antenna (ESA/PAA) are our two most recent innovations that, we believe, have positioned us as a leader in providing satellite communications technology. Our research, development and engineering team, comprised of 259 persons, enable us to rapidly develop new features and applications. Moreover, by directly serving end-users through our service organizations, we are able to quickly respond to changing market conditions and maintain our position in the market.

Global presence and local support.  We have sold our products in approximately 90 countries on six continents. Our products and services are used by a large and diverse group of customers including some of the largest enterprises in the world, several government agencies and many rural communities. We have 20 sales and service offices worldwide. Through our network of offices, we are able to maintain a two-tier customer support program offering local support offices and a centralized supply facility.

Complementary business lines for turnkey solutions.  Our business divisions are able to provide a full turnkey solution to our customers by integrating a diverse range of value‑added products and services. Our product and service offerings - satellite communications network equipment, small cell solutions, power amplifiers, low-profile satellite communications on-the-move terminals, antennas, installation, operation and maintenance – provide communication services ranging from broadband, Internet, voice, data and video to managed solutions that can be customized and are flexible. Our business model enables us to be attuned to our customers’ needs and to adapt to changing market trends. Our satellite communications -based networks sometimes serve as platforms for the delivery of complete systems, providing versatile solutions for enterprises, government agencies, SMEs, rural communities, SOHOs and consumers.

Diversified revenue streams and customer base.  In the year ended December 31, 2016, approximately 77% of our revenues were generated from equipment sales and 23% of our revenues were generated from services. Our equipment sales are generally independent equipment orders which often generate maintenance contracts and additional opportunities for future equipment sales and also include the revenues from the construction phase of large-scale projects. Our service sales are characterized by long-term contracts that provide a recurring revenue base. In the year ended December 31, 2016, our three business divisions, Commercial, Mobility and Services, accounted for 34%, 22% and 44% of our revenues, respectively.

Delivery Capabilities.  Over the years we have demonstrated our ability to deploy communication networks in the most remote areas, which are difficult both to reach and service. This experience enhances both our ability to plan and implement sophisticated communication networks in remote areas, as well as in challenging terrain, and our ability to meet technological challenges like a lack of electrical power infrastructure or a lack of any physical infrastructure. Our teams are proficient in delivering solutions in these areas.

Experienced management team.  Our management is comprised of an experienced executive team. Both Mr. Dov Baharav, the Chairman of our Board of Directors, and Mr. Yona Ovadia, our Chief Executive Officer, have broad experience in senior executive positions. Mr. Baharav served as Chairman of the Board of Directors of Israel Aerospace Industries Ltd. and was President and CEO and a member of the Board of Directors of Amdocs Management Limited, or Amdocs, (NASDAQ: DOX). Prior to joining our Company, Mr. Ovadia served as Group President & Head of Services Group at Amdocs and in various other executive positions.

Our Growth Strategy

Our objective is to leverage our technology and services capabilities in order to:

Become A Key Partner of HTS Satellite Operators – We will continue to serve as a meaningful partner of HTS operators, leveraging our leading technology in the market and our breadth of services to deploy and operate ground segments.

Expand Presence in the IFC Market – We are placing a major focus on developing a new dual band Ka/Ku terminal, as well as leveraging our unique Phased Array antennas, to serve the high growth IFC market.

Fortify our Leadership Position in the 4G/LTE Backhaul Market - We will further leverage our technology, as well as our experience, to serve mobile network operators’ connectivity needs in rural, metro-edge and metro areas.

Provide Internet Broadband to Rural Areas – We intend to build on our experience in bringing broadband Internet to rural areas in Latin America and identify additional markets to expand into.

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

Enhance our Offerings – We intend to enhance our offerings to provide comprehensive end-to-end solutions, based on our products, in support of our customers’ needs for satellite based communications.

Our Businesses in 2016

Commercial Division

Overview

Our Commercial Division provides satellite communications network systems  and associated professional services to satellite and Telcos  worldwide. Our operational experience in deploying large networks together with our global network of local offices enable us to work closely and directly with those providers. We provide equipment and solutions to the commercial, government and consumer markets. We provide solutions tailored to the requirements of individual industries. Based on our open SkyEdge platform, our solutions provide added value to operators through better performance and integration as well as simpler deployment.

We also support satellite networking through professional services, training and a full range of turnkey solutions and outsourced network operations including “Build‑Operate‑Transfer” for networking facilities.

Our SkyEdge product family, including the SkyEdge II and SkyEdge II-c products, allow us to deliver efficient, reliable and affordable broadband connectivity such as Internet, voice, data and video. As a single platform SkyEdge II-c supports multiple applications such as Broadband Access, Enterprise Cellular Backhaul and Mobility.

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

Our SkyEdge II-c system supports large-scale broadband services for both consumer and enterprise applications, including fast web browsing, high-speed trunking, video streaming, Internet Protocol Television, or IPTV, Voice Over Internet Protocol, or VoIP, and other bandwidth-intensive services. The SkyEdge II-c platform supports four VSAT types: Scorpio, Gemini, Capricorn and Taurus. It includes a unified, centralized network management system, or NMS which manages all hub elements at all gateways from a central NOC location. Enhanced FCAPS functions, or fault-management, configuration, accounting, performance, and security, a network management framework created by the International Organization for Standardization and the electronic machine to machine interface enable full visibility, control and seamless integration with the operator’s operations support system/ business support system, or OSS/BSS, environment.

SkyEdge II-c Scorpio is a cutting-edge, fully integrated Ka-band terminal. Scorpio unifies in a single weatherproof box all VSAT components, including BUC, Low Noise Block (downconverter) or LNB, OrthoMode Transducer, or OMT, feed assembly and a high speed modem/router. A single Ethernet cable connects the outdoor Scorpio to the home network, thus providing a simple demarcation point for improved network diagnostics and increased customer satisfaction.

SkyEdge II-c Gemini is a family of compact high-throughput routers, designed to enable high speed broadband services while meeting cost efficiencies required by residential customers and businesses. Gemini enables fast web browsing, video streaming, IPTV, VoIP, and other bandwidth intensive services. This solution comes in variations for enterprise applications such as retail, banking, automatic teller machines, or ATMs, lotteries and USO/USF government-funded programs aimed to expand broadband connectivity to underserved regions

SkyEdge II-c Capricorn is a family of ultra-high-performance satellite routers that are used for corporate services, 3G/LTE cellular backhauling, IP trunks and mobility services. For IP trunks and mobility, Capricorn delivers acceleration and packet-per-second performance that support hundreds of users per VSAT. For LTE cellular backhauling, Capricorn includes our patented (granted in Japan and patent-pending in other countries) cellular data acceleration technology that enables full LTE speeds of up to 150Mbps for cellular handheld devices. To reach these high return speeds, Capricorn supports both Time Division Multiple Access, or TDMA, and Single Channel Per Carrier, or SCPC, transmission.

SkyEdge II-c Taurus manages the entire in-flight Satellite Communication connectivity with simultaneous support for broadband IFC and Internet Protocol Television, or IPTV and will be a key component of our Ku/Ka aeronautical Satellite Communication solution, as our ultra-high-performance aero-modem manager (MODMAN) for in-flight connectivity. All SkyEdge II-c VSATs are full-featured IP routers, supporting enhanced IP routing features such as DHCP, NAT/PAT and IGMP. Advanced application-based QoS, guarantees the performance of real-time applications such as VoIP and video streaming, while also supporting other data applications. SkyEdge II-c VSATs also support next generation IPv6 networking.

SkyEdge II-c VSATs provide operational simplicity and reduced operational expenditures. They provide simple, Do-It-Yourself, VSAT installation that expedites deployment and reduces costs. The VSAT kit is designed with minimum assembly parts and an easy to point antenna. In addition, our Ka-band transceiver Scorpio terminals and Ka transceivers are equipped with audible indicators to assist in the fine pointing. The VSAT customer premises equipment, or CPE, includes an intuitive graphical user interface that guide the installer step by step through the installation and service activation process.

Commercial Division Solutions

Vertical Solutions

We target specific vertical markets where our products and solutions are most suitable and in which we have multiple references and credibility. These vertical markets include the consumer market, cellular backhaul, oil and gas, banking and finance and rural and e-government markets, among others.

Cellular Small-Cell-over-Satellite Solution

Our CellEdge is an integrated small cell over satellite solution for cost effective cellular connectivity to remote areas on 2G/3G/4G networks. The integrated solution comprises an outdoor small cell that is optimized to provide an enhanced user experience. The satellite backhaul is provided by our SkyEdge II-c VSAT system, which minimizes satellite space segment overheads by applying efficient voice and data compression combined with satellite bandwidth allocation on demand. Because the small cell is lightweight, it can be mounted on a low-cost pole or light-tower. Power transmission is high while power consumption is low. The lack of overhead associated with this solution makes it particularly attractive to network operators and supports the business case for remote connectivity.

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

Manufacturing, Customer Support and Warranty

Our products are designed and tested at our facilities in Israel as well as our four other R&D facilities around the world. We outsource a significant portion of the VSAT manufacturing of our products to third parties. We also work with third‑party vendors for the development and manufacture of components integrated into our products, as well as for assembly of components for our products.

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

Customers and Markets

We provide our Satellite Communication solutions to satellite operators, governments, system integrators, telecommunication companies and MNOs, satellite communication providers, ISPs, and homeland security and defense agencies. Our customers benefit from:

•	a single accountable partner for all of their satellite communication network needs;

•	high credibility and experience;

•	local presence and partnerships;

•	industry-leading technology and system integration;

•	flexibility and customization; and

•	proven ability to deliver innovative end-to-end solutions.

We sell and distribute our products and provide services internationally, particularly in Latin America, Asia, Asia Pacific, the U.S., Africa, CIS (Russian Commonwealth) and Europe.

We sell VSAT communications networks and solutions primarily to service providers that mostly serve the enterprise consumer, cellular backhauling, and mobility market. We have more than 200 such customers worldwide.

Enterprise and service provider customers use our networks for Internet access, broadband data, voice and video connectivity and for applications such as credit card authorizations, online banking, corporate intranet, interactive distance learning, lottery transactions, retail point‑of‑sale, inventory control and supervisory control and data acquisition, or SCADA, services.

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

Service providers for the consumer market are typically Telcos planning to expand Internet service to the consumer markets.

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

As a result of the above advantages, there is a demand for government‑sponsored, VSAT-based bundled services of fixed telephony and Internet access. Many of these government‑funded projects have been expanded to provide not only telephony services and Internet access, but to also provide tele-centers that can serve the local population. These tele-centers include computers, printers, fax machines, photocopiers and TVs for educational programs. Additional revenue may be received, both in the form of subsidies and direct revenues from the users, when these additional services are provided.

VSAT Services to Telecom Operators:

In some markets, existing telecom operators are mandated by the government to provide universal services. Providing these services in remote areas is a challenge to these operators, and they sometimes outsource these services to rural telecom service providers. The exact nature of these outsourcing projects varies, but they are typically a “Build‑Transfer” model or a “Build‑Operate‑Transfer” model. Cable & Wireless in Panama was our first “Build‑Operate‑Transfer” customer.

Mobility Division

We provide satellite communication on the move systems with solutions for land, sea and air, while placing major focus on IFC. The division’s portfolio includes a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power SSPAs and BUCs.

SkyEdge Satellite Network System

We utilize our SkyEdge product family, including the SkyEdge II-c, to deliver efficient, reliable and affordable broadband connectivity such as Internet, voice, data and video in travelling environments. Our SkyEdge II product family is based on a single hub with multiple VSATs to support a variety of services and applications, utilizing advanced mechanisms for utilizing available satellite bandwidth efficiently. The SkyEdge II-c system supports bandwidth-intensive services with a network management system that manages all hub elements at all gateways from a central NOC location.

SkyEdge II-c Taurus

Our SkyEdge II-c Taurus manages in-flight satellite communication connectivity with simultaneous support for broadband IFC and IPTV and will be a key component of our Ku/Ka aeronautical Satellite Communication solution.

Raysat Low-Profile Satellite Communication on the Move Antenna Systems

Our RaySat series consists of low-profile, in-motion, two-way antennas for satellite communication on the move. Compact, aerodynamic and vehicle-mounted, RaySat antennas deliver mission-critical data, voice and video for secure, real-time information flow.

Our RaySat products operate in Ku, Ka and X bands and are ideal for both civilian and military satellite communication on the move applications such as:

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

•
RaySat ER6000 is a high capacity versatile dual-band airborne satellite two-way antenna for IFC that is capable of being switched between Ka and Ku bands during flight, and can operate in either band as required. This solution enables aeronautical real-time broadband satellite communications for video, voice and data. The antenna is designed to maximize throughput by using high-efficiency waveguide panel technology. Its low profile and light weight will permit easy and safe mounting on aircraft. The rugged antenna structure will be particularly suited for operation in challenging environments, providing reliable, continuous, in-flight broadband communications.

•
Electronically-Steered-Array, Phased-Array Antenna (ESA/PAA) (Ka, Ku) is an ultra-slim (low-profile) antenna with no moving parts that will electronically steer the transmission and reception beams towards the satellite, allowing operation even around the equator. The antenna design will be highly scalable, with array dimensions that can be changed to optimally match specific gain requirements, making it suitable for a wide range of mobile platforms (aerial, land and maritime) and various throughput performance needs. Owing to its scalability and ultra-low profile, the antenna will be particularly suited to supporting mobile connectivity for platforms that are constrained by size and weight.

Wavestream

Wavestream, founded in 2001, was acquired by us in November 2010. It designs and manufactures next generation solid-state power amplifiers for mission-critical defense and broadcast satellite communications systems. Wavestream’s innovative, patented Spatial AdvantEdge™ technology provides higher output power, greater reliability and lower energy usage in more compact packages than traditional amplifier solutions. Our Wavestream product line meets the growing demand for greater efficiency and significant lifecycle cost reductions for satellite communications systems worldwide.

Wavestream’s headquarters, research and development, engineering and manufacturing facilities are located in San Dimas, California, with an additional research and development center in Singapore. Our BUCs are manufactured in our San Dimas facility.

Our Wavestream product line addresses the following applications and markets:

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

Our Wavestream product line customers include General Dynamics, Telecommunications Systems (TCS), L-3, Honeywell, Tecom and AeroSat Corporation.

Our Wavestream series consists of:

RF amplifiers, BUCs and transceivers

RF amplifiers, BUCs and transceivers that use solid-state sources to produce high power at microwave and millimeter-wave frequencies. Our patented Spatial AdvantEdge™ technology allows us to create more compact product packages that provide higher power, greater reliability and improved efficiency for any mission-critical applications. The spatially power combined amplifier employs a different technique for combining the transistor outputs than traditional Monolithic Microwave Integrated Circuit, or MMIC, based amplifiers. Rather than combining in multiple steps, increasing loss and size with each combining stage, all transistor outputs are combined in a single step. Many amplifying elements synchronously amplify the input signal, and their outputs are combined in free space for very high combining efficiency.

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

We believe that we have established a leadership position with our compact, highly efficient SSPAs with a field-proven family of Ka, Ku, X and C-band products.  Our Wavestream line of products are designed and tested to meet strenuous requirements for temperature, shock and vibration, over the full range of frequency and at the extremes of environmental performance specifications.  Our field-proven technology and reputation for innovation and quality drive solutions for multiple applications targeting military, aerospace, commercial and broadcast satellite systems.

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

We provide an integrated quick-deploy mobile Satellite Communication solution for net-centric emergency and battle situations. We offer both commercial and military manpack terminals, named SatRanger and SatTrooper, respectively. These lightweight, portable solutions provide data, video and telephony under the toughest environmental and battle conditions. The small-size antenna can be set up in just a few minutes with automatic pointing and does not require any tools for assembly. The manpacks are highly integrated with our operationally proven components: antennas, built-in modems, BUCs and LNBs, all incorporated into one ruggedized enclosure. Low power consumption enables long hours of battery operation. The manpacks provide high availability, secure communications and excellent performance in extremely low signal to noise ratio conditions.

Our BlackRay Satellite Communication terminals are specially designed for UAV and USV applications.  These terminals have been used worldwide in commercial and military applications, which require high-throughput communications and minimal size, weight, and power. The system’s miniscule dimensions allow Beyond-Line-of-Sight (BLoS) operations for even the smallest platforms, in harsh weather conditions, while supporting video and data downlink and uplink applications. These highly integrated terminals feature best-of-breed antenna, modem and BUC technologies developed and manufactured by us. Customized solutions of the BlackRay platform are also available for specific customer platforms and needs.

Unmanned Aerial Vehicles - Our BlackRay 71 and parabolic systems serve the critical need to exploit the full capabilities of an aircraft’s operational range. As one of the industry’s smallest and most compact aerial solutions in its category, our integrated approach can dramatically increase mission effectiveness. We offer a full range of Satellite Communication systems for Group 3, 4 and 5 UAVs, operating in Ku-, Ka- and X- band, and available in different sizes and bit rates.

Unmanned Surface Vehicles - Our BlackRay Maritime 300 is a compact system that can be quickly implemented to deliver high-throughput communication, even for small USVs. The BlackRay Maritime 300 has been designed to meet minimal size, weight and power requirements and can transmit more than 2Mbps for IP-based video or data BLoS applications. This maritime terminal delivers spectrum-efficient IP connectivity, adaptive in real time to varying link conditions.

Services Division

Gilat Peru & Colombia

We are a service provider for public telephony and broadband services in rural areas in Peru and Colombia, using our hubs, satellite network equipment and terrestrial technologies (typically, fiber-optic and wireless technologies). We are generally engaged through BOT contracts subsidized by the government. Accordingly, we build the infrastructure, act as a licensed telecommunications operator for a defined period and then transfer the network to the customer. We also build telecommunication infrastructure typically using fiber-optic and wireless technologies for broadband connectivity and transfer them to government upon completion.

Our services include operating public phones (primarily utilizing prepaid cards) and providing broadband services to public entities, such as schools, health centers and police stations. In addition, we use our infrastructure to provide services to other local operators, enterprise, SME, SOHO and residential customers as well as governmental entities, such as Poder Judicial Del Peru and the Peruvian national bank, Banco de la Nacion. We also provide satellite telecommunication equipment to local operators and to governmental entities, such as the Ministry of Education.

Our subsidiaries have local offices in Lima, Peru and Bogota, Colombia.

Services and Solutions

Since our first rural telephony project for FITEL in Peru in 1998, we have been awarded more than half of the rural communications projects launched by the Peruvian government. Overall, we operate approximately 7,500 telephony sites in Peru, and approximately 850 Internet services sites, and have been awarded large-scale government contracts to build and operate, or to build, operate and transfer, these networks. Additionally, we have developed services for financial sector customers, such as Banco de la Nacion, providing Internet, data and telephony services. Our rural network serves more than six million people.

In December 2013, we were awarded a contract from the Peruvian government (through FITEL) for the deployment and operation of a wireless transport and distribution network in the northern Amazonas region of Peru. The contract, worth $30 million, is for construction of the network, its operation for 10 years and the provision of services to 88 villages along the network’s path. This contract was expanded in 2014 by approximately $6 million for 24 additional localities along the Amazonas River. It was successfully constructed, approved by FITEL and has entered the operational phase. In 2015, Gilat Peru was awarded four Regional FITEL Projects by the Peruvian government (through FITEL), with expected revenues of $393 million over approximately 13 years for the construction of networks, operation of the networks for a defined period and their transfer to the government.  Pursuant to the Regional FITEL Projects awarded in March 2015, we are building fiber-optic transport networks and will operate them for up to one year before transferring them to the Peruvian government. Under projects awarded in December 2015, we will transfer the transport networks that we build to the Peruvian government immediately upon completion. Additionally, we are constructing access networks, based on wireless technologies that we will operate for 10 years, prior to transferring them to the Peruvian government. We expect to generate additional revenues by enabling cellular carriers to acquire capacity over these networks to address the growing need for voice, data, and internet in these regions, as well as additional services to regional governments served in those projects.

Gilat started operations in Colombia in 1999 by winning the government’s Compartel I project focused on rural telephony. This project was followed by several projects awarded by the Colombian government to us, under which Gilat Colombia operated large networks of thousands of rural sites spread throughout the country. The services for those rural sites included broadband internet connectivity, telephony, Internet, fax and other services. In December 2013, we were awarded a project, as part of the Kioscos Digitales project initiated by the Colombian Ministry of Information Technologies and Communications, or the Ministry of ITC, in the aggregate amount of 189 billion Colombian Pesos (approximately $63 million, based on the representative rate of exchange published as of December 31, 2016. Under this project, we provide Internet/telephony connectivity for assimilation of educational and small communities programs in 1903 Kioscos sites in rural areas of the country. This project is expected to end in the first quarter of 2018.  During 2015, we recorded impairment of long lived assets of $10.1 million related to the Kioscos Digitales project. For more information, see ITEM 5.A - “Operating and Financial Review and Prospects - Operating Results - Impairment of Intangible Assets and Long-Lived Assets”.

Enterprise and Government Agencies

We provide private network equipment and related services to selected enterprises and government agencies. These customers contract directly with Gilat Peru for VSAT equipment and associated network services to be deployed at customer locations, typically for a contract term of three to five years. We also resell managed terrestrial connectivity equipment and services from facilities‑based Local Exchange Carrier partners.  One such customer is Banco de la Nacion in Peru.

Customer Support Operations

We complement our services with back office support in Peru and Colombia for subsidized telephony and Internet networks as well as for private Internet, data and telephony clients including a call center, network operations center, field service maintenance and a pre-paid calling card platform and distribution channels.

Sales and Marketing

We use direct and indirect sales channels to market our equipment and related services. Our sales team of account managers and sales engineers are the primary account interfaces and work to establish account relationships and determine technical and business demands.

Competition

The telecommunications industry operates in a competitive, rapidly changing market. In some cases, our competitors can also be our customers or partners. Accordingly, maintaining an open and cooperative relationship is important.

In the equipment market, we face competition from other providers of satellite communications systems, products and services, such as Hughes, ViaSat, iDirect, Newtec and a few other smaller providers.

We compete in some HTS markets with competitors such as ViaSat and HNS that have launched high throughput satellites. Although we have entered the HTS market with competitive technology, we continue to expect competition in this market to increase.

Due to the nature of the satellite solution, the VSAT technology is, at times, commercially tied to the satellite technology itself, and, consequently, there may be circumstances where it is difficult for competitors to compete with an incumbent VSAT vendor using the particular satellite.

Our low-profile in-motion antennas compete with products from competitors such as Cobham, ERA, Panasonic, Orbit, Thinkom, Wiworld, Tracstar and L-3. This market is nascent, and not as mature as the satellite communications or satellite services markets.

Our primary competitors with respect to our BUCs and other Wavestream products are Comtech Xicom Technology, Inc., CPI Satcom (which acquired Codan Satcom in 2012), General Dynamics Satcom Technologies, Paradise Datacom and Mission Microwave Technologies.

In Peru and Colombia, where we primarily operate public rural telecom services, we typically encounter competition on bids for projects subsidized by the government or other public entities from various service providers, system integrators and consortiums. Some of these competitors offer solutions based on satellite communications technology and some on alternate technologies (typically fiber-optic or wireless).  As operators that offer terrestrial or cellular networks expand their reach to certain Peru and Colombia regions, they compete with our satellite communications solutions. Among such competitors are Telefonica del Peru, Axesat S.A., Skynet Colombia S.A. and Newcom International (acquired by Speedcast).

 Geographic Distribution of Our Business

The following table sets forth our revenues from continued operations by geographic area for the periods indicated below as a percent of our total sales:

	Years Ended December 31,
	2016	2015	2014
Latin America	51%	51%	47%
North America	20%	14%	18%
APAC	17%	24%	22%
EMEA	12%	11%	13%
Total	100%	100%	100%

C.	Organizational Structure

Significant Subsidiaries	Country/State of Incorporation	% ownership

1. Gilat Satellite Networks (Holland) B.V.	Netherlands	100%
2. Gilat Colombia S.A. E.S.P	Colombia	100%
3. Gilat to Home Peru S.A	Peru	100%
4. Gilat do Brazil Ltda.	Brazil	100%
5. Gilat Satellite Networks (Mexico) S.A. de C.V.	Mexico	100%
6. Wavestream Corporation	Delaware	100%
7. Gilat Networks Peru S.A	Peru	100%
8. Gilat Australia Pty Ltd.	Australia	100%
9. Gilat Satellite Networks (Eurasia) Limited	Russia	100%
10. Gilat Satellite Networks MDC (Moldova)	Moldova	100%
11. Raysat Bulgaria EOOD	Bulgaria	100%
12. Gilat Satellite Communication Technology (Beijing) Ltd.	China	100%

D.	Property, Plants and Equipment

Our headquarters are located in a modern office park which we own in Petah Tikva, Israel. This facility consists of approximately 380,000 square feet, out of which approximately 184,328 square feet are currently used by us and the remainder is subleased or offered for sublease to third parties.

We have NOCs in Australia, Peru and Colombia from which we perform network services and customer support functions.

We own facilities on approximately 140,400 square feet of land in Backnang, Germany.  Since May, 2002, these facilities are leased to a third party, which lease expires on December 31, 2025.  We own approximately 13,800 square feet of research and development facilities and rent approximately 12,600 square feet of manufacturing facilities in Sofia, Bulgaria, which lease will expire on May 31, 2018, and rent approximately 6,500 square feet in Moldova for research and development activities.  Our Wavestream subsidiary currently occupies approximately 32,500 square feet of facilities for office space, research and development and manufacturing in San Dimas, California under a lease, currently in the signing process, which will expire on March 31, 2019 and 3,838 square feet under a lease in Singapore, which will expire on August 24, 2019.

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

Introduction

We are a global provider of satellite-based broadband communications. We design and manufacture ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our e technology. Our portfolio comprises a cloud based satellite network platform, VSATs, amplifiers, high-speed modems, on-the-move antennas and high power SSPAs and BUCs. Our solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting stringent service level requirements. We also provide connectivity services, internet access and telephony, to enterprise, government and residential customers in Peru and Colombia utilizing both our own networks, and also other networks that we install, mainly based on BOT contracts. We also provide managed network services over VSAT networks owned by others.

We have a large installed base and have shipped more than 1.5 million satellite terminals to customers in approximately 90 countries on six continents since 1989. We have twenty sales and support offices worldwide, three NOCs and five R&D centers. Our products are primarily sold to communication service providers and operators that use satellite communications to serve enterprise, government and residential users. We also provide services directly to end‑users in certain countries.

We operate three business divisions, comprised of our Commercial, Mobility and Services divisions:

•
Commercial Division – provides VSAT advanced satellite networks, fixed satellite communication products systems, cellular backhaul and small cell solutions and services and comprehensive turnkey solutions. Our customers are service providers, satellite operators, MNOs, Telcos and large enterprises worldwide. We focus on HTS opportunities worldwide and are driving meaningful partnerships with satellite operators to leverage our technology and breadth of services to deploy and operate the ground segment.

•
Mobility Division – provides advanced satellite communication on the move systems, including airborne, maritime and ground-mobile satellite systems and solutions.  Our customers are service providers, system integrators, defense and homeland security organizations, as well as to other commercial entities worldwide. The division provides solutions on land, sea and air, while placing major focus on the high-growth IFC market. The division’s portfolio includes high-speed modems, high performance on-the-move antennas and high efficiency, high power SSPAs and BUCs.

•
Services Division – provides managed network and services for rural broadband access via our subsidiaries in Peru and Colombia. Our connectivity solutions have been implemented in large and national scale projects. Our terrestrial and satellite networks provide Internet and telephony services to thousands of rural communities and schools. Our turnkey solutions start with supplying network infrastructure, continue through ensuring high-quality, reliable connectivity and include full network support and maintenance, as well as support for applications that run on the installed network.

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

Explanation of Key Income Statement Items

Revenues

We generate revenues mainly from the sale of products, including construction of networks, from services for satellite-based communications networks and from providing connectivity services, Internet access and telephony, to enterprise, government and residential customers in Peru and Colombia under large-scale contracts that utilize both our own networks and also other networks that we install, mainly based on BOT contracts. These large‑ scale contracts sometimes involve the installation of thousands of VSATs or massive fiber-optic transport and access networks. Sale of products includes principally the sale of VSATs, hubs, SSPAs, low-profile antennas and on-the-Move / on-the-Pause terminals and the construction phase of large-scale projects. Service revenues include access to and communication via satellites, or space segment, installation of network equipment, telephone services, Internet services, consulting, on-line network monitoring, network maintenance and repair services. We sell our products primarily through our direct sales force and indirectly through resellers or system integrators. Sales consummated by our sales force and sales to resellers or system integrators are considered sales to end-users.

In 2016 and 2015, our Services Division customer, FITEL, accounted for 34% and 11% of our revenues, respectively. In 2014, we did not have any customer that accounted for more than 10% of our revenues

Costs and Operating Expenses

Cost of revenues, for both products and services, includes the cost of system design, equipment, satellite capacity, salaries and related costs, allocated overhead costs, depreciation, customer service, interconnection charges and third party maintenance and installation.

Our research and development expenses, net of grants received, consist of salaries and related costs, raw materials, subcontractor expenses, related depreciation costs and overhead allocated to research and development activities.

Our selling and marketing expenses consist primarily of salaries and related costs commissions earned by sales and marketing personnel, trade show expenses, promotional expenses and overhead costs allocated to selling and marketing activities, as well as depreciation expenses and travel costs.

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

Most of the activity of Gilat Colombia consists of operating subsidized projects for the Ministry of ITC, through its “Dirección de Conectividad”, or DirCon, (formerly known as Compartel Program).  The first projects were originally awarded to our Colombian subsidiaries in 1999 and 2002 and were extended several times. An additional project was awarded to us in 2011 and was completed in December 2013. Another project was awarded to us by the Ministry of ITC in 2013, which is ongoing and scheduled to be completed in 2018.

As required in the bid documents for the Ministry of ITC projects, we established trusts, or the Trusts, and entered into a governing trust agreement for each project, or collectively the Trust Agreements. The Trusts were established for the purpose of holding the network equipment, processing payments to subcontractors, and holding the funds received through the subsidy from the government until they are released in accordance with the terms of the subsidy and paid to us. The Trusts are a mechanism to allow the government to review amounts to be paid with the subsidy and to verify that such funds are used in accordance with the transaction documents and the terms of the subsidy. We generate revenues both from the subsidy, as well as from the use of the network that we operate.

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

The cash held by the Trusts is consolidated within our financial statements and classified as “Restricted cash held by trustees”. The advances from customers received by the Trusts are consolidated within our financial statements and classified as “Advances from customers held by trustees”.

Revenues.  Revenues from product sales are recognized in accordance with ASC 605-10, “Revenue recognition” and with ASC 605-25 “Multiple-Element Arrangements” (“ASC 605”), when delivery has occurred, persuasive evidence of an agreement exists, the vendor’s fee is fixed or determinable, no further obligation exists and collectability is probable. When significant acceptance provision is included in the arrangement, revenues are deferred until the acceptance occurs. Generally, we do not grant rights of return. Service revenues are recognized ratably over the period of the contract or as services are performed, as applicable.

When a sales arrangement contains multiple elements, such as equipment and services, we allocate revenues to each element based on a selling price hierarchy. The selling price for a deliverable is based on its vendor specific objective evidence, or VSOE, if available, third party evidence, or TPE, if VSOE is not available, or estimated selling price, or ESP, if neither VSOE nor TPE is available. In multiple element arrangements, revenues are allocated to each separate unit of accounting for each of the deliverables using the relative selling prices of each of the deliverables in the arrangement based on the aforementioned selling price hierarchy. Where VSOE or TPE does not exist we establish ESP, based on our management judgment, considering internal factors such as margin objectives, pricing practices and historical sales.

Revenue from products under sales-type-lease contracts are recognized in accordance with ASC 840 “Leases”, or ASC 840, upon installation or upon shipment, in cases where the customer obtains its own or other’s installation services. The net investments in sales-type-leases are discounted at the interest rates implicit in the leases. The present values of payments due under sales-type-lease contracts are recorded as revenues at the time of shipment or installation, as appropriate. Future interest income is deferred and recognized over the related lease term as financial income.

Revenue from products and services under operating leases of equipment are recognized ratably over the lease period, in accordance with ASC 840.

Revenues from contracts in which we provide construction or production of products (“Production-Type Contracts”) which are significantly customized to the buyer’s specifications are recognized in accordance with ASC 605-35, “Construction-Type and Production-Type Contracts”. In Production-Type Contracts under which we produce units of a basic product in a continuous or sequential production process, we recognize revenues based on the units-of-delivery method, recognizing revenue for each unit on the date that unit is delivered. In other Production-Type Contracts, which require significant construction and customization to the customer’s specifications, we recognize revenues using the percentage-of-completion method of accounting based on the input measure by using the ratio of costs related to construction performance incurred to the total estimated amount of such costs. The amount of revenue recognized is based on the total fees under the arrangement and the percentage of completion achieved. Provisions for estimated losses on uncompleted contracts, if any, are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contact.

Deferred revenue and advances from customers represent amounts received by our company when the criteria for revenue recognition as described above are not met and are included in “Other current liabilities” and “Other long-term liabilities”, as appropriate. When deferred revenue is recognized as revenue, the associated deferred costs are also recognized as cost of sales.

Income Taxes.  We are subject to income taxation in the United States, Israel and numerous other jurisdictions. Determining our provision for income taxes requires significant management judgment. In addition, our provision for income taxes could be adversely affected by many factors, including, among other things, changes to our operating structure, changes in the amounts of earnings in jurisdictions with different statutory tax rates, changes in the valuation of deferred tax assets and liabilities and changes in tax laws. We are subject to ongoing tax examinations in various jurisdictions. Tax authorities may disagree with our intercompany charges, cross-jurisdictional transfer pricing or other matters and assess additional taxes. While we regularly evaluate the likely outcomes of these examinations to determine the adequacy of our provision for income taxes, there can be no assurance that the outcomes of such examinations will not have a material impact on our results of operations and cash flows. In addition, we may be audited in various jurisdictions, and such jurisdictions may assess additional taxes against us. Although we believe our tax estimates are reasonable, the final determination of any tax audits or litigation could be materially different from our historical tax provisions and accruals, which could have a material adverse effect on our results of operations or cash flows in the period or periods for which a determination is made.

Significant judgment is required to determine the recognition and measurement attributes prescribed in Accounting Standards Codification, (“ASC 740-10-25”). In addition, ASC 740-10-25 applies to all income tax positions, including the potential recovery of previously paid taxes, which if settled unfavorably could adversely impact our provision for income taxes. Further, as a result of certain of our ongoing employment and capital investment actions and commitments, our income in certain countries is subject to reduced tax rates. Our failure to meet these commitments could adversely impact our provision for income taxes. In addition, we are subject to the continuous examination of our income tax returns by Israeli, U.S. and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes. There can be no assurance that the outcomes from these continuous examinations will not have an adverse effect on our results of operations.

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

During 2015, we encountered higher than expected expenses related to our project in Colombia, which resulted in operating and cash flow losses from this project. We considered these losses, combined with our projections for continuing losses from this project, as indicators of potential impairment of Gilat Colombia’s long lived assets and led us to evaluate the recoverability of those assets based on the future undiscounted cash flows expected to be generated by the assets. Following such evaluation, we came to the conclusion that the long-lived assets are not recoverable and impairment loss was calculated based on the excess of the carrying amount of the long-lived assets over the long-lived assets fair value. The $10.1 million impairment loss was recorded as part of “Impairment of long lived assets” in our statement of operations in the consolidated financial statements included in this annual report.

During 2016 and 2014, no impairment losses of long-lived assets were identified. Future events could cause us to conclude that impairment indicators exist, and that additional long-lived assets and intangible assets associated with our acquired businesses are impaired. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

Goodwill. Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired. Under ASC 350 “Intangibles - Goodwill and Others”, or ASC 350, goodwill is not amortized, but rather is subject to an annual impairment test. ASC 350 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances, and written off if and to the extent it is impaired. We conduct our impairment testing in the fourth quarter of each year, or more often if there are indicators of impairment present. Goodwill for all of our reporting units is tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is determined using discounted cash flows. Significant estimates used in the fair value methodologies include estimates of future cash flows, future growth rates and the weighted average cost of capital of the reporting units.

In 2015, the continuing pressure on the Department of Defense (“DoD”) budget in the United States along with delayed orders from other clients as well as other factors, resulted in a decline in revenues and operational results of our Mobility Division compared to budget and prior year’s results. These factors were considered by us as indicators of a potential impairment of the Mobility Division’s goodwill.

In accordance with ASC 350, “Intangible – Goodwill and Other” (“ASC 350”), following the identification of the impairment indicators, we performed a goodwill impairment test for the two reporting units in the Mobility Division, using the income approach to value the reporting units’ fair value. The material assumptions used for the income approach were five (5) years of projected cash flows, a long-term growth rate of 4% and a discounted rate of 13%. The impairment test resulted in a goodwill impairment of $20.4 million in 2015, attributable to the Wavestream reporting unit. This impairment was recorded as part of “Goodwill impairment” in our statement of operations.

During 2016 and 2014, no goodwill impairment losses were identified. Future events could cause us to conclude that impairment indicators exist, and that additional goodwill associated with our acquired businesses are impaired. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

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

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Revenues. Revenues for the years ended December 31, 2016 and 2015 for our three divisions were as follows:

	Year Ended			Year Ended
	December 31,			December 31,
	2016	2015	Percentage change	2016	2015
	U.S. dollars in thousands			Percentage of revenues

Commercial
Products	62,030	65,666	(5.5)%	22.2%	33.2%
Services	31,791	35,269	(9.4)%	11.4%	17.9%
	94,001	100,935	(6.9)%	33.6%	51.1%
Mobility
Products	59,363	38,746	53.2%	21.2%	19.6%
Services	3,548	2,366	50.0%	1.3%	1.2%
	62,911	41,112	53.0%	22.5%	20.8%
Services
Products	92,898	24,558	278.3%	33.2%	12.4%
Services	29,741	30,938	(3.9)%	10.6%	15.7%
	122,639	55,496	121.0%	43.9%	28.1%
Total
Products	214,291	128,970	66.2%	76.7%	65.3%
Services	65,260	68,573	(4.8)%	23.3%	34.7%
Total	279,551	197,543	41.5%	100.0%	100.0%

Our total revenues for the years ended December 31, 2016 and 2015 were $279.6 million and $197.5 million, respectively. The increase in 2016 is mainly attributable to an increase of approximately $67.1 million in Services Division revenues and a $21.8 million increase in Mobility Division revenues, partially offset by a decrease of $6.9 million in Commercial Division revenues.

The decrease in our Commercial Division revenues is primarily attributable to lower sales in the Latin America region due to adverse economic conditions in the entire region, including the entry of a large customer in Brazil into judicial reorganization proceedings.  In addition, the satellite industry is shifting to HTS technology which is characterized by large deals with a longer decision-making process. This extended decision-making process affected our results in 2016.

The increase in Mobility Division revenues is primarily attributable to an increase in sales related to airborne mobility products, principally IFC products and our Wavestream products.

The increase in Services Division revenues is primarily attributable to revenues from the four FITEL projects which we were awarded in 2015. We began deploying the first three projects during 2015 and the fourth in 2016. The four FITEL projects are expected to generate revenues of approximately $393 million over a period of approximately 13 years.

Gross profit. The gross profit and the gross margin of our three divisions for the years ended December 31, 2016 and 2015 was as follows:

	Year Ended		Year Ended
	December 31,		December 31,
	2016	2015	2016	2015
	U.S. dollars in thousands		Percentage of revenues

Commercial
Products	18,018	17,943	29.0%	27.3%
Services	18,580	19,567	58.1%	55.5%
	36,598	37,510	38.9%	37.2%
Mobility
Products	19,965	9,443	33.6%	24.4%
Services	1,984	954	55.9%	40.3%
	21,949	10,397	34.9%	25.3%
Services
Products	13,745	6,901	14.8%	28.1%
Services	3,198	(583)	10.8%	(1.9)%
Impairment of long lived assets	-	(10,137)	0.0%	(18.3)%
	16,943	(3,819)	13.8%	(6.9)%
Total
Products	51,728	34,287	24.1%	26.6%
Services	23,762	19,938	36.4%	29.1%
Impairment of long lived assets	-	(10,137)	0.0%	(5.1)%
Total	75,490	44,088	27.0%	22.3%

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

Our gross profit margin increased to 27.0% in 2016 from 22.3% in 2015. The increase in our gross profit margin in the year ended December 31, 2016 is mainly attributable to an increase in our overall sales compared to the year ended December 31, 2015 and an impairment of long lived assets of approximately $10.1 million that we recorded in 2015.

 The increase in the Commercial Division’s gross profit margin is mainly attributable to revenues from deals with higher margins in the year ended December 31, 2016, compared to the year ended December 31, 2015, partially offset by lower revenues over a similar level of fixed expenses in the year ended December 31, 2016 compared to the year ended December 31, 2015.

The increase in the gross profit margin of the Mobility Division is mainly attributable to  higher revenues partially offset by a higher level of fixed expenses in the year ended December 31, 2016 compared to the year ended December 31, 2015.

In the Services Division, the increase of gross profit margin is attributable to the impairment of long-lived assets of approximately $10.1 million which was recorded in 2015, coupled with higher revenue from the FITEL projects in the year ended December 31, 2016, compared to the year ended December 31, 2015. During 2015, we encountered higher than expected expenses related to our project in Colombia, which resulted in operating and cash flow losses. Consequently, we identified an impairment loss of property and equipment, net and long-term deferred charges, which are part of “other assets” in our balance sheet, in the amount of $4.1 million and $6.0 million, respectively. The total impairment loss of $10.1 million was recorded as part of “Impairment of long lived assets” in the statement of operations.

Research and development expenses, net. Our research and development expenses are incurred by our Commercial and Mobility Divisions. Our research and development expenses for the years ended December 31, 2016 and 2015 were as follows:

	Year Ended			Year Ended
	December 31,			December 31,
	2016	2015	Percentage change	2016	2015
	U.S. dollars in thousands			Percentage of revenues

Commercial
Expenses incurred	14,222	16,698	(14.8)%	15.1%	16.5%
Less - grants	1,623	2,523	(35.7)%	1.7%	2.5%
	12,599	14,175	(11.1)%	13.4%	14.0%
Mobility
Expenses incurred	12,254	8,254	48.5%	19.5%	20.1%
Less - grants	-	17	(100.0)%	0.0%	0.0%
	12,254	8,237	48.8%	19.5%	20.0%
Total, net (*)	24,853	22,412	10.9%	17.5%	15.8%

(*) percentage of total net research and development costs of revenues is calculated based on total revenues of our Commercial and Mobility Divisions.

Research and development expenses increased by approximately $2.4 million in 2016 compared to 2015. The increase in expenses is related to our increased investments in R&D efforts in the Mobility division to support our growing business.  Grants from the Innovation Authority decreased by approximately $0.9 million in 2016 compared to 2015.

Selling and marketing expenses. The selling and marketing expenses of our three reportable divisions for the years ended December 31, 2016 and 2015 were as follows:

	Year Ended			Year Ended
	December 31,			December 31,
	2016	2015	Percentage change	2016	2015
	U.S. dollars in thousands			Percentage of revenues
Commercial	17,153	16,839	1.9%	18.2%	16.7%
Mobility	5,483	6,947	(21.1)%	8.7%	16.9%
Services	775	1,037	(25.3)%	0.6%	1.9%
Total	23,441	24,823	(5.7)%	8.4%	12.6%

Selling and marketing expenses decreased by approximately $1.4 million in the year ended December 31, 2016 compared to the year ended December 31, 2015. Selling and marketing expenses decreased in our Mobility and Services Divisions by approximately $1.5 million and $0.2 million, respectively, which decreases were partially offset by an increase of $0.3 million in our Commercial Division.

The increase in expenses in the Mobility Division is mainly attributable to an increase in freight and agent commission expenses. The decrease in Mobility Division expenses is mainly attributable to decreased salaries and related benefits and other expenses resulting from a reduction in work force and from cost efficiencies.

General and administrative expenses.  The general and administrative expenses of our three divisions for the years ended December 31, 2016 and 2015 were as follows:

	Year Ended			Year Ended
	December 31,			December 31,
	2016	2015	Percentage change	2016	2015
	U.S. dollars in thousands			Percentage of revenues
Commercial	10,657	6,622	60.9%	11.3%	6.6%
Mobility	9,138	6,271	45.7%	14.5%	15.3%
Services	6,676	5,751	16.1%	5.4%	10.4%
Total	26,471	18,644	42.0%	9.5%	9.4%

General and administrative expenses increased by approximately $7.8 million in the year ended December 31, 2016 compared to the year ended December 31, 2015. This increase is attributable to $4.0 million, $2.9 million and $0.9 million increases in the expenses of our Commercial, Mobility and Services Divisions, respectively.

The increase in expenses of our Commercial Division is primarily attributable to an accrual for bad debt attributable to the Commercial Division’s governmental customer in Venezuela arising from the worsening economic situation and the recent credit downgrade in that country.

In our Mobility Division, the $2.9 million increase is primarily attributable to higher legal expenses due to trade secrets litigation in the United States against former employees, that we initiated in 2015, amounting to approximately $4.4 million in expenses in 2016 compared to $0.8 million in 2015. The increase in expenses of our Services Division in 2016 is primarily attributable to higher salaries and related benefits expenses.

Goodwill impairment. We conducted our impairment testing in the fourth quarter of 2016. Goodwill for all of our reporting units was tested for impairment by comparing the fair value of the reporting unit with its carrying. No impairment losses were identified in 2016.

In 2015, we identified certain indicators that affected the carrying value of the goodwill of Wavestream within our Mobility Division. The continuing pressure on the DoD budget in the United States along with delayed orders from other clients as well as other elements, were reflected in the reduction of Wavestream’s actual revenues and operational results. We performed an analysis of Wavestream’s implied carrying value in accordance with ASC 350 and as a result of this analysis, we recorded goodwill impairment losses of approximately $20.4 million in the year ended December 31, 2015.

Restructuring costs. In 2015, we initiated a restructuring plan to improve our operating efficiency at various operating sites and to reduce our operating expenses in the future. As a result, we recognized expenses of approximately $1.5 million in 2015, mainly for one-time employee termination benefits and costs to terminate a contract.

Financial expenses, net.  In the year ended December 31, 2016, we had financial expenses of approximately $4.8 million compared to financial expenses of approximately $7.2 million in 2015. The decrease in our financial expenses is primarily attributable to changes in exchange rate between the local currency and the U.S. dollar in the countries where some of our subsidiaries are located partially offset by higher bank charges, surety and guaranty expenses, mainly related to our projects in Latin America.

Taxes on income.  Taxes on income are dependent upon where our profits are generated, such as the location and taxation of our subsidiaries as well as changes in deferred tax assets and liabilities recorded mainly as part of business combinations. Tax expenses in the year ended December 31, 2016 were approximately $1.3 million compared to approximately $1.2 million in the year ended December 31, 2015.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Revenues. Revenues for the years ended December 31, 2015 and 2014 for our three divisions were as follows:

	Year Ended			Year Ended
	December 31,			December 31,
	2015	2014	Percentage change	2015	2014
	U.S. dollars in thousands			Percentage of revenues

Commercial
Products	65,666	82,488	(20.4)%	33.2%	35.1%
Services	35,269	47,818	(26.2)%	17.9%	20.3%
	100,935	130,306	(22.5)%	51.1%	55.4%
Mobility
Products	38,746	51,318	(24.5)%	19.6%	21.8%
Services	2,366	3,499	(32.4)%	1.2%	1.5%
	41,112	54,817	(25.0)%	20.8%	23.3%
Services
Products	24,558	23,725	3.5%	12.4%	10.1%
Services	30,938	26,285	17.7%	15.7%	11.2%
	55,496	50,010	11.0%	28.1%	21.3%
Total
Products	128,970	157,531	(18.1)%	65.3%	67.0%
Services	68,573	77,602	(11.6)%	34.7%	33.0%
Total	197,543	235,133	(16.0)%	100.0%	100.0%

Revenues for the year ended December 31, 2015 and 2014 were $197.5 million and $235.1 million, respectively. The decrease is mainly attributable to a decrease of approximately $29.4 million in Commercial Division revenues and a $13.7 million decrease in Mobility Division revenues, partially offset by an increase of $5.5 million in Services Division revenues.

The decrease in our Commercial Division revenues is primarily attributable to the completion of a few significantly large deals in the year ended December 31, 2014 in Latin America, Africa and Australia. In the year ended December 31, 2015 we did not secure deals of this magnitude. The satellite industry is shifting to HTS technology which is characterized by large deals with a longer decision-making process. This extended decision-making process affected our results in 2015.

The decrease in Mobility Division revenues is primarily attributable to a decrease in our defense related revenues that was caused by a continued decrease in U.S. DoD demand.

The increase in Services Division revenues is primarily attributable to revenues from the three FITEL projects which we were awarded in March 2015 and which we began deploying in 2015, and to the Kioscos project in Colombia, that is a services project from which we began to recognize revenues during 2014. This increase was partially offset by a decrease in revenues related to the FITEL project in the Amazonas region of Peru, which was completed in 2014.

Gross profit. The gross profit and the gross margin of our three divisions for the years ended December 31, 2015 and 2014 was as follows:

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

Our gross profit margin decreased to 22.3% in the year ended December 31, 2015 from 35.6% in the year ended December 31, 2014. The decrease in our gross profit margin in 2015 is mainly attributable to impairment of long lived assets in the amount of approximately $10.1 million and decrease in our overall sales compared to 2014. As a result of the fixed cost component in our costs of goods sold, the decrease in overall sales generally resulted in a significant decrease in our overall gross margin, as further discussed below.

The decrease in the Commercial Division’s gross profit margin is mainly attributable to lower revenues over a similar level of fixed expenses in the year ended December 31, 2015 compared to the year ended December 31, 2014.

The decrease in the Mobility Division’s our gross profit margin is mainly attributable to lower revenues coupled with lower margin deals in, 2015 compared to, 2014.

The decrease in the Services Division’s gross profit margin is attributable to lower than average gross margins attributable to the Kioscos project in Colombia and from the impairment of long lived assets associated with that project.. During 2015, we encountered higher than expected expenses related to this project, which resulted in operating and cash flow losses. Consequently, we identified an impairment loss of $10.1 million.

Research and development expenses, net. Our research and development expenses are incurred by our Commercial and Mobility Divisions. Our research and development expenses for the years ended December 31, 2015 and 2014 were as follows:

	Year Ended			Year Ended
	December 31,			December 31,
	2015	2014	Percentage change	2015	2014
	U.S. dollars in thousands			Percentage of revenues

Commercial
Expenses incurred	16,698	19,099	(12.6)%	16.5%	14.7%
Less - grants	2,523	2,015	25.2%	2.5%	1.5%
	14,175	17,084	(17.0)%	14.0%	13.1%
Mobility
Expenses incurred	8,254	8,536	(3.3)%	20.1%	15.6%
Less - grants	17	462	(96.3)%	0.0%	0.8%
	8,237	8,074	2.0%	20.0%	14.7%
Total, net (*)	22,412	25,158	(10.9)%	15.8%	13.6%

(*) percentage of total net research and development costs of revenues is calculated based on the total revenues from our Commercial and Mobility Divisions.

Research and development expenses decreased by approximately $2.7 million in the year ended December 31, 2015 compared to the year ended December 31, 2014. The decrease is mainly attributable to our continuing efforts to integrate and create synergies in our research and development activities worldwide and to the appreciation of the U.S. dollar in relation to the NIS. Grants from the Innovation Authority remained approximately at the same level in 2015  and 2014.

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

Selling and marketing expenses decreased by approximately $7.7 million in the year ended December 31, 2015 compared to the year ended December 31, 2014. In 2015, selling and marketing expenses decreased in our Commercial, Mobility and Services Divisions by approximately $6.6 million, $0.9 million and $0.3 million, respectively.

The decrease in the selling expenses of the Commercial Division is mainly attributable to a decrease in freight expenses, agent commission expenses and lower employees’ sales commission expenses due to lower revenues.

The decrease in the selling expenses of the Mobility Division is mainly attributable to decreased salaries and related benefits and other expenses resulting from a reduction in work force and from cost efficiencies.

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

General and administrative expenses decreased by approximately $2.3 million in the year ended December 31, 2015 compared to the year ended December 31, 2014. This decrease is attributable to a $1.2 million and $1.4 million decrease in the expenses of our Commercial and Services Divisions, respectively, which decreases were partially offset by an increase of $0.3 million in our Mobility Division.

The decrease in expenses in the Commercial Division is primarily attributable to a decrease in salaries and related expenses and to the reversal of a contingency accrual. This decrease was partially offset by an increase in allowances for bad debt expenses attributable to certain customers and to the reversal of certain accruals in 2014 due to our participation in a tax amnesty program in Brazil (Refis).

The increase in expenses of the Mobility Division is primarily attributable to higher legal expenses.

The decrease in expenses of the Services Division is primarily attributable to a reduction in work force and the effect of exchange rates coupled with lower legal expenses.

Goodwill impairment. In 2015, we identified certain indicators that affected the carrying value of the goodwill of Wavestream within our Mobility Division. The continuing pressure on the DoD budget in the United States along with delayed orders from other clients as well as other elements, were reflected in the reduction of Wavestream’s actual revenues and operational results. We performed an analysis of Wavestream’s implied carrying value in accordance with ASC 350 and as a result of this analysis, we recorded goodwill impairment losses of approximately $20.4 million in the year ended December 31, 2015. No impairment losses were identified in 2014.

Restructuring Costs. In 2015, we initiated a restructuring plan to improve our operating efficiency at various operating sites and to reduce our operating expenses in the future. As a result, we recognized expenses of approximately $1.5 million in 2015, mainly for one-time employee termination benefits and costs to terminate a contract.

Financial expenses, net.  In the year ended December 31, 2015, we had financial expenses of approximately $7.2 million compared to financial expenses of approximately $3.8 million in the year ended December 31, 2014. The increase in our financial expenses is primarily attributable to changes in exchange rate between the local currency and the U.S. dollar in the countries where some of our subsidiaries are located, higher bank charges, sureties and guaranties expenses mainly related to our projects in Latin America and due to our participation in the Refis tax amnesty program in Brazil and the reversal of related accruals in 2014.

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

Variability of Quarterly Operating Results

Our revenues and profitability may vary from quarter to quarter and in any given year, depending primarily on the sales mix of our family of products and the mix of the various components of the products, sale prices, and production costs, as well as on entering into new service contracts, the termination of existing service contracts, or different profitability levels between different service contracts. Sales of our products to a customer typically consist of numerous VSATs and related hub equipment, SSPAs, BUCs, and low-profile antennas, which carry varying sales prices and margins.

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

The influence on the U.S. dollar cost of our operations in Israel relates primarily to the cost of salaries in Israel, which are paid in NIS and constitute a substantial portion of our expenses in NIS. In 2016, the rate of inflation in Israel was (0.2)% and the U.S. dollar depreciated in relation to the NIS at a rate of 1.5%, from NIS 3.902 per $1 on December 31, 2015 to NIS 3.845 per $1 on December 31, 2016. If future inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of such devaluation lags behind increases in inflation in Israel, our results of operations may be materially adversely affected. In 2016 and 2015, in order to limit these risks, we entered into hedging agreements to cover certain of our NIS to U.S. dollar exchange rate exposures.

Our monetary balances that are not linked to the U.S. dollar impacted our financial expenses during the 2016 and 2015 periods. This is due to heavy fluctuations in currency rates in certain regions in which we do business, mainly in Latin America, Australia and Europe. There can be no assurance that our results of operations will not be materially adversely affected by other currency fluctuations in the future.

Effective Corporate Tax Rate

The corporate tax rate in Israel effective as of January 1, 2017 is 24%, compared with 25% in 2016 and 26.5% in 2015 and 2014. The corporate tax rate in Israel is scheduled to be further reduced to 23% from January 1, 2018.

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

We have been granted “Approved Enterprise” status under the Investment Law for nine investment programs. In addition, our company chose 2005 and 2011 as the years of election in order to receive tax benefits as Benefitted Enterprise under the amendment. See “Item 10 - Additional Information - Israeli Tax Consideration”. If we fail to comply with the conditions applicable to this status under the Investment Law, we may be required to pay additional taxes and penalties or make refunds and may be denied future benefits. From time to time, the government of Israel has discussed reducing or eliminating the benefits available under such programs, and therefore these benefits may not be available in the future at current levels, or at all.

To the extent we become profitable for Israeli tax purposes, we may therefore be eligible for a tax exemption for a limited period on undistributed Benefitted Enterprise income, and an additional subsequent period of reduced corporate tax rates (ranging between 10% and 25%, depending on the level of foreign ownership of our shares), on such undistributed Benefitted Enterprise income. Income from sources other than the “Benefitted Enterprises” during the relevant period of benefits will be taxable at the regular corporate tax rates. As of December 31, 2016, we did not generate income under the provisions of the Investment Law.

Under an amendment to the Investment Law effective January 1, 2011, upon an irrevocable election made by the company, a uniform rate of corporate tax will apply to all qualified income of certain industrial companies, as opposed to the currently applicable law’s incentives that are limited to income from Benefitted Enterprises during their benefits period. Under the amended law, "Preferred Enterprise", the uniform tax rates were 10% in geographical areas in Israel designated as Development Zone A and 15% elsewhere in Israel during 2011-2012. The uniform tax rates were reduced to 7% and 12.5%, respectively to the mentioned geographic areas in 2013. The uniform tax rate for 2014 and onwards is set to 9% in areas in Israel designated as Development Zone A and 16% elsewhere in Israel. The profits of these industrial companies will be freely distributable as dividends, subject to a 20% withholding tax (or lower, under an applicable tax treaty).

According to a December 2016 amendment to the Investment Law, a preferred enterprise located in development area A will be subject to a tax rate of 7.5% instead of 9% effective from January 1, 2017 and thereafter (the tax rate applicable to preferred enterprises located in other areas remains at 16%).

Under the transition provisions of the 2011 legislation, we may elect whether to irrevocably implement the 2011 law, while waiving benefits provided under the currently applicable law, or rather to keep implementing the currently applicable law during the next years. Changing from the currently applicable law to the new January 1, 2011 law is permissible at any stage.

The December 2016 amendment also prescribes special tax tracks for technological enterprises, which are subject to rules that are to be issued by the Minister of Finance by March 31, 2017. The new tax tracks under the amendment are as follows:

Technological preferred enterprise - an enterprise whose total consolidated revenues (parent company and all subsidiaries) is less than NIS 10 billion. A technological preferred enterprise, as defined in the Law, which is located in the center of Israel will be subject to tax at a rate of 12% on profits deriving from intellectual property (in development area A - a tax rate of 7.5%).

Special technological preferred enterprise - an enterprise whose total consolidated revenues ( parent company and all subsidiaries)  exceeds NIS 10 billion. Such enterprise will be subject to tax at a rate of 6% on profits deriving from intellectual property, regardless of the enterprise’s geographical location.

Any dividends distributed to “foreign companies”, as defined in the Law, deriving from income from the technological enterprises will be subject to tax at a rate of 4%.

Definitive criteria to determine the tax benefits have not yet been established.

Impact of Recently Issued Accounting Pronouncements

In May 2014, the FASB issued Accounting Standard Update No. 2014-09, Revenue from Contracts with Customers (Topic 606). The core principle of the new guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU is effective for us in 2018 using either of two methods: (i) retrospective application of ASU 2014-09 to each prior reporting period presented with the option to elect certain practical expedients as defined within ASU 2014-09; or (ii) retrospective application of ASU 2014-09 with the cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application and providing certain additional disclosures as defined per ASU 2014-09 (“Modified Retrospective Adoption Transition Method”).We have established an implementation team and have started analyzing the impact of the guidance. We are in the process of reviewing current accounting policies and practices to identify potential differences that would result from applying the requirements of the guidance to our revenue contracts and related expenses. We intend to complete the process during 2017 and adopt the new standard on January 1, 2018 using the Modified Retrospective Adoption Transition Method.

Based on the preliminary evaluations to date, we identified several issues that may be treated differently under the new revenue standard, such as: a) Incremental costs of obtaining a contract - Capitalization and amortization of incremental costs of obtaining a contract, such as sales commissions, will be recognized as assets if they are recoverable. The asset will be amortized on a systematic basis consistent with the pattern of the transfer of the goods or services to which the asset relates. Currently, the Company expenses commissions cost as incurred; b) Limitation of revenue recognition to the amount that is not contingent. Currently, the amount allocable to the delivered items is limited to the amount that is not contingent upon the delivery of additional items or meeting a specified performance condition. However, this limitation does not exist under the new standard, which might cause an earlier recognition than current guidance. The foregoing observations are subject to change as we complete our evaluation and implementation process. The FASB has issued, and may issue in the future, interpretive guidance which may cause our evaluation to change. We believe we are following an appropriate timeline to allow for proper recognition, presentation and disclosure upon adoption effective the beginning of fiscal year 2018.

In March 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting revenue gross versus net) ("ASU 2016-08"), which clarifies the implementation guidance on principal versus agent considerations. In April 2016, the FASB issued ASU 2016-10, Identifying Performance Obligations and Licensing (Topic 606) ("ASU 2016-10"), which amends its new revenue recognition guidance on identifying performance obligations and accounting for licenses of intellectual property. Both ASU 2016-08 and ASU 2016-10 are effective upon the adoption of ASU 2014-09.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) ("ASU 2016-02"). The new guidance requires lessees to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with terms of more than 12 months. ASU 2016-02 also will require disclosures designed to give financial statement users information on the amount, timing, and uncertainty of cash flows arising from leases. ASU 2016-02 is effective for annual reporting periods beginning after December 15, 2018 including interim periods within those fiscal years, but early adoption is permitted. The ASU requires a modified retrospective transition approach and provides certain optional transition relief. We are currently evaluating when we will adopt this new standard and the expected impact on our consolidated financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-05, Derivatives and Hedging (Topic 815): Effect of Derivative Contract Novations on Existing Hedge Accounting Relationships” (“ASU 2016-05”), which clarifies that a change in the counter party to a derivative instrument designated as a hedging instrument does not require designation of that hedging relationship, provided that all other hedge accounting criteria are met. ASU 2016-05 is effective for annual periods beginning after December 15, 2016. Early adoption is permitted as of the beginning of an interim period on a modified retrospective basis. We do not expect that this new guidance will have a material impact on our consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, Compensation – Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting (“ASU 2016-09”). ASU 2016-09 simplifies several aspects of the accounting for employee share-based payment transactions, including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, as well as classification in the statement of cash flows. ASU 2016-09 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2016. The impact of adoption on our consolidated financial statements is not material.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments ("ASU 2016-15"). This new standard clarifies certain aspects of the statement of cash flows, including the classification of debt prepayment or debt extinguishment costs or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims, proceeds from the settlement of corporate-owned life insurance policies, distributions received from equity method investees and beneficial interests in securitization transactions. This new standard also clarifies that an entity should determine each separately identifiable source of use within the cash receipts and payments on the basis of the nature of the underlying cash flows. In situations in which cash receipts and payments have aspects of more than one class of cash flows and cannot be separated by source or use, the appropriate classification should depend on the activity that is likely to be the predominant source or use of cash flows for the item. ASU 2016-15 will generally be applied retrospectively and is effective for annual periods beginning after December 15, 2017. Early application is permitted. We do not expect that this new guidance will have a material impact on our consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash ("ASU 2016-18"), which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. ASU 2016-18 will be effective for us in the first quarter of 2018 and early adoption is permitted. We expect that the adoption will affect our operating and investing activities in our consolidated statements of cash flow as both activities include material changes in the restricted cash balances.

In January 2017, the FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Accounting for Goodwill Impairment ("ASU 2017-04"). ASU 2017-04 eliminates Step 2 of the goodwill impairment test, which requires the calculation of the implied fair value of goodwill by assigning the fair value of a reporting unit to all of its assets and liabilities as if that reporting unit had been acquired in a business combination. Instead, an entity will compare the fair value of a reporting unit with its carrying amount and recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value. ASU 2017-04 is effective for annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. We are currently evaluating the expected impact of the standard on our consolidated financial statements.

B.	Liquidity and Capital Resources

Since our inception, our financing requirements have been met through cash from funds generated by private equity investments, public offerings, issuances of convertible subordinate notes, bank loans and credit facilities, operations, as well as funding from research and development grants. We have used available funds primarily for working capital, capital expenditures and strategic investments.

As of December 31, 2016, we had cash and cash equivalents of $40.1 million, short-term and long-term restricted cash of $62.4 million and short-term restricted cash held in trustees’ accounts of $ 9.1 million. As of December 31, 2015, we had cash and cash equivalents of $18.4 million, short-term and long-term restricted cash of $101.0 million, short-term restricted cash held in trustees’ accounts of $8.5 million and short term bank credits and loans of $7.0 million.

In March 2016, we concluded a rights offering, raising gross proceeds of approximately $35.3 million and issuing 9,874,170 ordinary shares. Under the rights offering we granted, at no charge to the holders of our ordinary shares as of the record date for the rights offering, one non-transferable subscription right to purchase two ordinary shares for each nine (9) ordinary shares owned at a price of $7.16 (reflecting a price of $3.58 per share).

We believe that our working capital is sufficient for our present requirements over the next 12 months.

As of December 31, 2016, our long-term debt was approximately $21.5 million, comprised of long-term loans of $16.9 million and current maturities of long-term loans of $4.6 million. The long term loans primarily consist of a loan that was received in December 2010 in the amount of $40 million from First International Bank of Israel, or FIBI, which bears interest of 4.77%. As of December 31, 2016, the principal outstanding balance of this loan was $20 million.

In addition, in connection with the Regional FITEL Projects, we were required to post certain advance payment guarantees and performance guarantees with FITEL. These requirements were principally satisfied through surety bonds issued by Amtrust Europe Limited, or Amtrust, for the benefit of FITEL, through a Peruvian fronting insurance company as well as through the issuance of bank guarantees by FIBI and by The Hong Kong and Shanghai Banking Corporation, or HSBC. Under the arrangements with FIBI, HSBC and Amtrust, we are required to observe certain conditions, including the requirement to maintain an amount of restricted cash. As of December 31 2016, we were in compliance with these requirements. Under the provisions of our agreements with FIBI and HSBC, we undertook to satisfy certain financial and other covenants. As of December 31, 2016 we are in compliance with these covenants. Our credit and guarantee agreements also contain various restrictions and limitations that may impact us. These restrictions and limitations relate to incurrence of indebtedness, contingent obligations, negative pledges, liens, mergers and acquisitions, change of control, asset sales, dividends and distributions, redemption or repurchase of equity interests, certain debt payments and modifications of loans and investments. The agreements also stipulate a floating charge on our assets to secure fulfillment of our obligations to FIBI and HSBC as well as other pledges, including a fixed pledge, on certain assets and property.

The following table summarizes our cash flows for the periods presented:

	Years Ended December 31,
	2016	2015	2014
	U.S. dollars in thousands
Net cash provided by (used in) operating activities	10,778	(14,787)	(16,162)
Net cash provided by (used in) investing activities	(13,569)	12,340	(26,753)
Net cash provided by (used in) financing activities	23,921	(5,867)	12,389
Effect of exchange rate changes on cash and cash equivalents	568	(977)	(172)
Net increase (decrease) in cash and cash equivalents	21,698	(9,291)	(30,698)
Cash and cash equivalents at beginning of the period	18,435	27,726	58,424
Cash and cash equivalents at end of the period	40,133	18,435	27,726

Our cash and cash equivalents increased by approximately $21.7 million during the year ended December 31, 2016 as a result of the following:

Operating activities. Cash provided by our operating activities was approximately $10.8 million in 2016 compared to cash used in operating activities of approximately $14.8 million in 2015. The cash provided by our operating activities in 2016 was primarily attributable to our improved operating results in 2016, adjusted for non-cash activity, including the impact of changes in advances from customers, offset by depreciation and amortization expenses, changes in trade receivables and restricted cash received directly related to operating activities.

Investing activities. Cash used in investing activities was approximately $13.6 million in 2016 compared to cash provided by investing activities of approximately $12.3 million in 2015. The changes in our cash in 2016 derived from changes in restricted cash and by the purchase of property and equipment.

Financing activities. Cash provided by financing activities was approximately $23.9 million in 2016 compared to cash used in financing activities in 2015 of approximately $5.9 million. The cash provided by financing activities in 2016 derived primarily from the proceeds received from the issuance of shares in a rights offering, which was partially offset by repayment of long-term loans and short term bank credits.

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

Investing activities. Cash provided by investing activities was approximately $12.3 million in 2015 compared to cash used in investing activities of approximately $26.8 million in 2014. The changes in our cash in 2015 were derived from changes in restricted cash partially offset by the purchase of property and equipment.

Financing activities. Cash used in continuing financing activities was approximately $5.9 million in 2015 compared to cash provided by financing activities in 2014 of approximately $12.4 million. The cash used in financing activities in 2015 consisted primarily of repayment of long-term loans and short term bank credit, partially offset by the issuance of restricted stock units and exercise of stock options.

C.	Research and Development

We devote significant resources to research and development projects designed to enhance our VSAT,  Satellite Communication on-the-move antennas, SSPAs and GLT-1000 modem products, to multiply the applications for which they can be used and to develop new products, including expanding our portfolio to address IFC applications. We intend to continue to devote substantial resources to complete the development of certain features, including improving functionality, support higher throughput, improving space segment utilization and network resilience, thereby contributing to reducing the cost of our products.

Our research and development activities are located in Israel, Bulgaria, Moldova, the United States (California) and Singapore.  Our Bulgarian center focuses on developments related to our Satellite Communication on-the-move antennas. Our facilities in California and Singapore are dedicated to the continuing design and development of SSPAs. Our facilities in Moldova and Israel work on research and development of VSATs, baseband equipment and network management.

We devoted significant research and development resources over the last few years to the development of our SkyEdge family of products, including to the development of our own proprietary hardware platforms for both baseband equipment and software. In 2016, we invested heavily in developing new functionality for IFC application, including new VSAT platforms, global bandwidth management and beam switching.  We continued to invest in optimizing solutions for cellular backhaul, improving throughput, supported security and resilience. We develop our own network software as well as software for our VSATs.

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

In accordance with our agreements with the Innovation Authority, we are eligible to participate in various programs under which we have received and are eligible to receive research and development grants for financing research and development projects in Israel pursuant to the provisions of The Encouragement of Industrial Research and Development Law, 1984. We are also participating in a grant research program of the European Union, Horizon 2020, from which we received an initial grant of $0.4 million in 2016. With respect to some of our funding programs, we are obligated to pay royalties from the revenues derived from products developed within the framework of such programs. However, most of our programs are non-royalty bearing programs.

The following table sets forth, for the years indicated, our gross research and development expenditures, the portion of such expenditures which was funded mainly by non-royalty bearing grants and the net cost of our research and development activities:

	Years Ended December 31,
	2016	2015	2014
	(U.S. dollars in thousands)
Gross research and development costs	26,477	24,952	27,635
Less:
Grants	1,624	2,540	2,477

Research and development costs - net	24,853	22,412	25,158

D.	Trend Information

The satellite communications industry is moving toward HTS technology that employs multi-beam transmission for more efficient use of space segment.  With the scheduled launch of numerous HTS, we believe that development of products using this technology will be an important competitive factor in the satellite communications market. We are continuing our efforts to enhance our current products and develop new ones to support the advantages of this technology.

The continued increase in HTS supply is projected to produce a reduction in bandwidth price. This reduction is expected to make satellite communications economically viable for more broadband, cellular and mobility applications. Accordingly, satellite communications is expected to economically increase cellular coverage and service in rural, metro-edge and metro areas in developed and developing countries. This trend may result in the growth of the small-cell market and the need to rapidly deploy LTE backhaul.

We continue to focus on the mobility trend which has been driven by the projected growth of mobility applications, especially on commercial airplanes, and also on trains and seagoing vessels, as well as defense-related applications.

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

We believe that the political environment in Israel could continue to prevent certain countries from doing business with us and this, in addition to the increased competition and reduced prices in the telecommunications industry overall, may have an adverse effect on our business. Given all of the above, we cannot guarantee or predict what our sales will be, what trends will develop, and if any changes in our business and marketing strategy will be implemented.

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

In order to guarantee our performance obligations and the down payment we received under the Regional FITEL Projects, we provided bank guarantees by FIBI and by HSBC and surety bonds for the benefit of FITEL, which surety bonds have been issued by Amtrust through a Peruvian insurance company in an aggregate amount of approximately $125.1 million at December 31, 2016.  We have provided Amtrust with a corporate guarantee in the amount of approximately $57 million. In addition, we have restricted cash of approximately $21.4 million as collateral for these guarantees.

Our credit and guarantee agreements also contain various covenants, restrictions and limitations that may impact us. These covenants, restrictions and limitations relate to incurrence of indebtedness, contingent obligations, negative pledges, liens, mergers and acquisitions, change of control, asset sales, dividends and distributions, redemption or repurchase of equity interests, certain debt payments and modifications of loans and investments. The agreements also stipulate a floating charge on our assets to secure fulfillment of our obligations to FIBI and HSBC as well as other pledges, including a fixed pledge, on certain assets and property. As of December 31, 2016, the aggregate amount of bank guarantees and surety bonds from insurance companies outstanding to secure our various performance obligations was approximately $139.7 million, including an aggregate of approximately $135.8 million on behalf of our subsidiaries in Peru. We have restricted cash of approximately $24 million as collateral for these guarantees.

In order to guarantee our performance obligations for our current activities in Colombia, we purchased insurance from an insurance company in Colombia. We have provided the insurance company with various corporate guarantees, guaranteeing our performance and our employee salary and benefit costs of approximately 42.95 billion Colombian Pesos (approximately $14.3 million based on the representative rate of exchange published as of December 31, 2016) and 9.47 billion Colombian Pesos (approximately $3.2 million based on the representative rate of exchange published as of December 31, 2016), respectively.

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our minimum contractual obligations as of December 31, 2016 and the effect we expect them to have on our liquidity and cash flow in future periods:

Contractual Obligations	Payments due by period (in U.S. dollars in thousands)
	Total	2017	2018-2019	2020-2021	2022
Long-term loans *	21,549	4,617	8,842	8,090	-
Operating leases (mainly space segment)	13,110	9,621	3,489	-	-
Purchase commitments (mainly inventory)	13,494	13,494	-	-	-
Other long-term debt	3,351	1,846	1,505	-	-
Total contractual cash obligations	51,504	29,578	13,836	8,090	-

(*) Future interest payments are not included due to variability in interest rates.

In addition, we have recorded a provision in the amount of $1.3 million, included in our balance sheet, related to legal and tax contingencies.

ITEM 6:	DIRECTORS AND SENIOR MANAGEMENT

A.	Directors and Senior Management

The following table sets forth the name, age, position(s) and a brief account of the business experience of each of the directors and executive officers:

Name	Age	Position(s)
Dov Baharav	66	Chairman of the Board of Directors
Yona Ovadia	57	Chief Executive Officer
Amiram Boehm (3)	45	Director
Dafna Cohen (1)(2)(4)(5)	47	Director
Ishay Davidi	55	Director
Dr. Zvi Lieber (1)(2)(4)(5)	74	Director
Amir Ofek (3)	41	Director
Aylon (Lonny) Rafaeli (1) (2)(4)	63	Director
Meir Shamir (3)	65	Director
Dafna Sharir (1)(4)	48	Director
Michal Aharonov	45	Vice President, Global Accounts & Telecom Services
Nirit Barnea	49	Vice President, Human Resources
Zeev Botzer	57	Vice President, Delivery and Operations
Adi Sfadia	46	Chief Financial Officer
Alik Shimelmits	55	Vice President, Research & Development

(1)	Member of our Audit Committee.
(2)	Member of our Compensation and Stock Option Committee.
(3)	“Independent Director” under the applicable NASDAQ Marketplace Rules (see explanation below)
(4)	“Independent Director” under the applicable NASDAQ Marketplace Rules and the applicable rules of the U.S. Securities and Exchange Commission (the “SEC”) (see explanation below)
(5)	“External Director” as required by Israel’s Companies Law (see explanation below)

Dov Baharav has served as the Chairman of our Board of Directors since May 2014 and also served as our interim Chief Executive Officer from May 2015 until March 31, 2016. Mr. Baharav has served as the chairman of the board of directors of Cyberint Inc., a provider of cyber security services and products solutions, since October 2014. Mr. Baharav has served as a member of the board of directors of Mellanox Technologies Ltd., a supplier of end-to-end InfiniBand and Ethernet connectivity solutions and services for servers and storage, since November 2010. Mr. Baharav served as the chairman of the board of directors of Israel Aerospace Industries, Ltd., a defense and civil aerospace technology company, from July 2011 until October 2013. Mr. Baharav served as a member of the Board of directors of Allot Communications Ltd., a global provider of intelligent broadband solutions, from March 2013 until July 2014. From July 2002 until November 2010, Mr. Baharav served as president and chief executive officer of Amdocs Limited, a communications services company. He also served as a member of Amdocs’ board of directors and executive committee from July 2002 until November 2010. Mr. Baharav joined Amdocs in 1991 as vice president and then became president of Amdocs’ principal U.S. subsidiary, Amdocs, Inc., and served as chief financial officer of Amdocs from 1995 until June 2002. From 1983 until 1991, Mr. Baharav served as chief operating officer of Oprotech Ltd., an electro-optical device company. Mr. Baharav is Chairman of the scholarship fund of the College of Management Academic Studies in Rishon Lezion, Israel. Mr. Baharav holds a Bachelor of Science degree in Physics and Accounting, as well as an M.B.A. degree from Tel Aviv University

Yona Ovadia joined our company in March 2015 as Vice President, Services and Commercial Division. He has served as our Chief Executive Officer since March 31, 2016. Prior to joining our company, Mr. Ovadia served as Group President & Head of Services Group at Amdocs from 2013 to 2015. Prior to such time, from 2010 until 2013 Mr. Ovadia served as Head of Delivery & Managed Services at Amdocs Ltd. and prior thereto he served in various executive positions at Amdocs, mainly in the areas of services and managed services, with a position as management member since 1997.  Mr. Ovadia holds a B.Sc. in Math and Computer Science from Tel Aviv University.

Amiram Boehm has served on our Board of Directors since December 2012. Mr. Boehm has been a Partner in the FIMI Opportunity Funds, Israel’s largest group of private equity funds, since 2004. Mr. Boehm serves as the Managing Partner and Chief Executive Officer of FITE GP (2004), and as a director of Ormat Technologies Inc. (NYSE, TASE), Ham-Let (Israel-Canada) Ltd., Hadera Paper Ltd (TASE)., Rekah Pharmaceuticals Ltd (TASE), Pharm-up Ltd (TASE)., TAT Technologies Ltd. (NASDAQ, TASE) and DIMAR Ltd, DelekSon Ltd and Galam Ltd. Mr. Boehm previously served as a director of Scope Metal Trading, Ltd.  (TASE), Inter Industries, Ltd. (TASE), Global Wire Ltd. (TASE), Telkoor Telecom Ltd. (TASE) and Solbar Industries Ltd. (previously traded on the TASE). Prior to joining FIMI, from 1999 until 2004, Mr. Boehm served as Head of Research of Discount Capital Markets, the investment arm of Israel Discount Bank. Mr. Boehm holds a B.A. degree in Economics and a LL.B. degree from Tel Aviv University and a Joint M.B.A. degree from Northwestern University and Tel Aviv University.

Dafna Cohen has served on our Board of Directors as an external director (within the meaning of the Israeli Companies Law) since December 2014. Ms. Cohen is the Head of Business Control and Investor Relations of EL-AL Israel Airlines Ltd., a company traded on the TASE and also serves as an independent business and financial advisor. Ms. Cohen has served as a member of board of directors of Formula Systems (1985) Ltd since 2009 (NASDAQ and TASE). Ms. Cohen served as Director of Global Treasury of MediaMind Technologies Inc. (previously traded on NASDAQ) and as a member of the investment committee of its board of directors from 2010 to 2011. Prior to that, Ms. Cohen served as a Director of Investments and as a Treasurer of Emblaze Ltd. and as a member of the investment committee of its board of directors from 2005 to 2009 (London Stock Exchange). Prior to that, Ms. Cohen served as an Investment Manager for Leumi Partners, a wholly owned subsidiary of Bank Leumi, and as a manager at the derivatives sector of the Investment Division of Bank Leumi. Ms. Cohen previously served as a member of boards of directors of XTL Biopharmaceuticals Ltd. (NASDAQ and TASE) from 2009 to 2015, Europort Ltd from 2012 to 2014 (TASE) and of Inventech Central Ltd from 2011 to 2012 (TASE). Ms. Cohen holds an M.B.A. in finance and accounting and a B.A. degree in economics and political science, both from The Hebrew University of Jerusalem.

Ishay Davidi has served on our Board of Directors since December 2012. Mr. Davidi is the Founder and has served as Chief Executive Officer of the FIMI Opportunity Funds, Israel’s largest group of private equity funds, since 1996. Mr. Davidi currently serves as Chairman of the board of directors of Inrom Industries Ltd., Hadera Paper Ltd. (TASE) and Polyram plastics, Dimar Cutting Tools, and as director at Ham-Let (Israel-Canada) Ltd. (TASE), Rekah Pharmaceuticals Ltd. (TASE), Tadir-Gan Precision materials (TASE), C. Mer Industries Ltd. (TASE), Pharm Up Ltd. (TASE), Tadir-Gan (TASE), and DelekSon Ltd . Mr. Davidi previously served as the Chairman of the board of directors of Retalix (previously traded on NASDAQ and TASE) from August 2008 until January 2010, of Tefron Ltd. (New York Stock Exchange and TASE) and of Tadir-Gan (TASE), and as a director at Ormat Industries Ltd. (previously traded on TASE), Retalix, Tadiran Communications Ltd. (TASE), Lipman Electronic Engineering Ltd. (NASDAQ and TASE), Merhav Ceramic and Building Materials Center Ltd. (TASE), TAT Technologies Ltd. (NASDAQ and TASE), Orian C.M. Ltd. (TASE), Ophir Optronics Ltd., Overseas Commerce Ltd, (TASE), Scope Metals Group Ltd. (TASE) and Formula Systems Ltd. (NASDAQ and TASE). Prior to establishing FIMI, from 1993 until 1996, Mr. Davidi was the Founder and Chief Executive Officer of Tikvah Fund, a private Israeli investment fund. From 1992 until 1993 Mr. Davidi was the Chief Executive Officer of Zer Science Industries Ltd., a developer of diagnostics equipment for the healthcare industry. Mr. Davidi holds a B.Sc. degree in Industrial and Management Engineering from Tel Aviv University, Israel, and a M.B.A. degree from Bar Ilan University, Israel.

Dr. Zvi Lieber has served on our Board of Directors as an external director (within the meaning of the Israeli Companies Law) since May 2014.  Dr. Lieber is a financial and investment consultant, an actuary and an economist. Dr. Lieber has served as Chairman of the Board of Directors of Analyst Provident Funds Ltd. since 2011, and as member of the boards of directors of Baran Ltd., a global provider of engineering, technology, and construction for challenging projects since 2008. From 2006 until 2014, Mr. Lieber served as member of the board of directors of Ampa Capital Ltd. a company specializes in non-bank financing, and from 2010 until 2014, as a member of the board of Europort Ltd., a holding company mainly focused on the area of senior living residence projects. Dr. Lieber was a faculty member in Tel Aviv University, The Leon Recanati Graduate School of Business Administration between 1972 and 2002. He lectured on accounting, finance and value creation. Dr. Lieber was also a visiting professor at the business school of NYU in 1971-2 and 1977-8 where he lectured on accounting, and in recent years he lectured in various colleges in Israel. Dr. Lieber has published numerous papers in leading academic journals. From 2008 until 2011, Dr. Lieber was a member of the board of directors of Retalix Ltd., a company previously traded on NASDAQ and TASE. From 2010 until 2011 he served as Chairman of the board of directors of Analyst Underwriters Ltd. From 2005 until 2009, Dr. Lieber served as a board member of Provident and Pension Fund of the workers of the Jewish Agency. From 2002 until 2006, he served as a board member of the Tel Aviv Stock Exchange. Prior to that he served as a board member of numerous public and private companies. Dr. Lieber also participated in key public committees appointed by the Israeli government. Dr. Lieber holds a PhD in Business Administration from University of Chicago.

Amir Ofek has served on our Board of Directors since December 2014.  Mr. Ofek is Chief Executive Officer of Cyberint Inc., a provider of cyber security services and products solutions. Mr. Ofek has served as a director on the board of Cyberint since September 2014. Mr. Ofek also serves as a partner at Baharav Ventures Ltd. (“BVL”), a company wholly owned by the Chairman of our Board of Directors, Mr. Baharav. Prior to joining BVL, Mr. Ofek worked at Amdocs Inc, the leading BSS/OSS provider, from 2006 to 2014, where he served as VP Client Business Executive SingTel Group at Amdocs, based in Singapore from 2009. Prior to this role, Mr. Ofek served as Director of Management Services at Amdocs from 2007 to 2009 and in the Corporate Strategy unit from 2006 to 2007. Before joining Amdocs in 2006, Mr. Ofek worked for Elbit Systems Ltd., a leading aerospace defense company, from 2001 to 2005. Mr. Ofek holds a BSc. degree (Cum Laude) in Industrial Engineering and Management, majoring in Information Systems from the Technion-Israel Institute of Technology and an M.B.A. degree from the European Institute of Business Administration (INSEAD) in Fontainebleau, France.

Aylon (Lonny) Rafaeli has served on our Board of Directors since May 2016. Mr. Rafaeli is a strategy and business development manager and consultant. From 2007 through 2012, Mr. Rafaeli was Director of Business Development at MST, a concentrated photo voltaic company. Prior to joining MST, Mr. Rafaeli was Managing Partner at E. Barak Associates, a strategic consulting company. Prior to this role, Mr. Rafaeli was Chief Executive Officer of Hasbro Israel (toys). Mr. Rafaeli is a member of the board of directors of the TALI Education Fund and a veteran association of an IDF elite unit.  Mr. Rafaeli also served in the past as a director of Lenox Investment and Azimuth Technologies. Mr. Rafaeli holds an Executive M.B.A. degree in Strategic Management from The Hebrew University of Jerusalem.

Meir Shamir has served on our Board of Directors since May 2016. Mr. Shamir is the chief executive officer and a director of Mivtach Shamir holdings Ltd., a public company traded on the Tel Aviv Stock Exchange.  Mivtach Shamir is a holding company active in spotting and initiating investments in technology and in commercial real estate development in Israel and throughout Europe, the U.S. India. Mr. Shamir served as a navigator in the Israeli Air Force. Mr. Shamir is an active philanthropist and since 2012 he has served as the Head of the Presidency of “Taglit” (Birthright Israel).  Mr. Shamir holds a Business & Economics Administration degree and received an Honorary Doctorate from Bar Ilan University.

Dafna Sharir has served on our Board of Directors since May 2016. Ms. Sharir is an Independent Consultant in the areas of mergers and acquisitions and business development. Ms. Sharir served as Senior Vice President Investments of Ampal Corp. between 2002 and 2005. Before that she served as Director of Mergers and Acquisitions at Amdocs (until 2002). Between 1994 and 1996, Ms. Sharir served as a tax advisor with Cravath, Swaine & Moore in New York. Ms. Sharir is a director of Frutarom Industries Ltd. and served in the past as a director of Ormat Industries Inc.  Ms. Sharir holds B.A. degrees in Economics and Law, both from Tel Aviv University, an LL.M. in Tax Law from New York University, and an M.B.A. degree from INSEAD.

Michal Aharonov has served as our Vice President, Global Accounts and Telecom Services since October 2015. Prior to joining Gilat, from 2013 until 2015, Ms. Aharonov served as Vice President, Head of Sales and Services at Essence Group. Prior thereto, from 2008 until 2012, Ms. Aharonov served as Vice President, Global Strategic Sourcing at Amdocs, after having served since 2000 in various positions at Amdocs. Ms. Aharonov holds a Master’s degree in Public Administration focusing on financial information systems from Clark University in Massachusetts, U.S. and a B.A. degree in Business Management and Finance from the College of Management – Academic Studies in Tel Aviv, Israel.

Nirit Barnea has served as our Vice President, Human Resources since June 2015. Prior to joining Gilat, from 2010 until 2014, Ms. Barnea served as the Global VP HR of 3M Attenti Ltd. (formerly DMATEK Ltd.). Prior thereto, Ms. Barnea held several senior management HR positions for various software and telecommunications companies. Ms. Barnea holds an M.A. degree in Sociology from Tel Aviv University and a B.A. degree in Economics and Business Administration from Haifa University.

Zeev Botzer has served as our Vice President, Delivery and Operations since February 2016. Prior to joining Gilat, from November 2013 until February 2016, Mr. Botzer served as COO at FST Biometrics. Prior thereto, from September 2006 until November 2013, he served as Vice President of Operations at Visonic Ltd., and from 1999 until September 2006 as Vice President of Global Operations at Verint Systems Inc. Mr. Botzer also served in various operations management positions at Optrotech Ltd. and at Laser Industries Ltd. Mr. Botzer holds a B.Sc. degree with honors in Industrial and Management Engineering from Tel Aviv University.

Adi Sfadia has served as our Chief Financial Officer since November 2015. Prior to joining Gilat Mr. Sfadia served as CFO of Starhome Ltd., a wholly owned subsidiary of Fortissimo Capital, from January 2013. From 2008 to 2013, Mr. Sfadia served as CFO of RADVISION Ltd. (previously traded on NASDAQ and TASE). From 2004 until 2008, Mr. Sfadia served as RADVISION’s Corporate Controller and Vice President of Finance. Prior to that, Mr. Sfadia served in several senior financial positions in Israeli companies, where he gained wide financial and managerial experience.  Mr. Sfadia served five years in a public accounting position with Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.  Mr. Sfadia holds a B.A. degree in Business Administration and an M.B.A. degree (magna cum laude) from The College of Management in Tel Aviv and Rishon Lezion, and is a Certified Public Accountant in Israel.

Alik Shimelmits has served as our Vice President, Research and Development since May 2013.  Prior to joining Gilat, from 2007 to 2013, Mr. Shimelmits served as Head of Transport Networks R&D for ECI Telecom Ltd. and prior to that as VP Research and Development for Axerra Networks Ltd. from 1999 to 2007. From 1991 to 1999, Mr. Shimelmits held various technical and managerial positions at ECI Telecom, having last served there as Associate Vice President R&D, Software Development, SDH Product Line. Mr. Shimelmits holds a M.Sc. degree in Applied Mathematics from Moscow Institute of Electronic Engineering and a B.Sc. degree in Computer Science from Moscow Institute of Chemical Engineering.

B.	Compensation of Directors and Officers

The following table sets forth the aggregate compensation paid to or accrued on behalf of all of our directors and officers as a group for the year ended December 31, 2016:

	Salaries, Fees, Directors’ Fees, Commissions and Bonuses(1)	Amounts Set Aside for Pension, Retirement and Similar Benefits
All directors and officers as a group (20 persons)(2)	$2,854,085	$465,640

Includes bonuses  and equity-based compensation accrued in 2016, but does not include business travel, professional and business association dues and expenses reimbursed to our directors and officers, and other benefits commonly reimbursed or paid by companies in Israel.

(1)	Includes nine directors and officers that ceased to hold office during 2016 and four directors and officers that joined us during 2016.

In accordance with Israeli law requirements, the table below sets forth the compensation paid to our five most highly compensated senior office holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2016, in accordance with the expenses recorded in our financial statements for the year ended December 31, 2016. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, and in accordance with the above mentioned securities regulations, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation.

Summary Compensation Table
Information Regarding the Covered Executive in US dollars (1)
Name and Principal Position(2)	Base Salary	Benefits and Perquisites(3)	Variable Compensation(4)	Equity-Based Compensation(5)	Total

Yona Ovadia, CEO	316,691	98,059	64,677	81,933	561,360

Dov Baharav, Chairman of the Board	187,884	75,814	38,806	163,919	466,423

Adi Sfadia, CFO	207,035	53,476	44,421	34,994	339,926

Michal Aharonov, VP, Global Accounts & Telecom Services	220,606	48,015	43,368	16,994	328,983

Moshe (Chico) Tamir, VP, Mobility Division	242,384	47,115	-	16,405	305,904

(1)	All amounts reported in the table are in terms of cost to our company, as recorded in our financial statements.
(2)
All executive officers listed in the table were employed or provided services on a full-time basis during 2016. The compensation set forth in the table above also includes compensation Mr. Baharav received in his role as interim Chief Executive Officer through March 31, 2016.

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

(4)	Amounts reported in this column refer to Variable Compensation such as commission, incentive and bonus payments as recorded in our financial statements for the year ended December 31, 2016.
(5)
Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2016, with respect to equity-based compensation granted to the Covered Executive.

In accordance with the approval of our shareholders and in accordance with Israeli corporate law regarding compensation of external directors, each of our non-employee directors and external directors (all of our current directors except for our Chairman of the Board of Directors) is entitled to receive annual compensation payable quarterly of approximately NIS 93,690 (currently equivalent to approximately $25,800), and an additional fee of approximately NIS 1,924 (currently equivalent to approximately $530) for each board or committee meeting attended.  In addition, Board members are compensated for telephone participation in board and committee meetings in an amount of 60% of what would be received for physical attendance and for written resolutions in an amount equal to 50% of same. All the above amounts are linked to changes in the Israeli consumer price index as of September 2014 and subject to changes in the amounts payable pursuant to Israeli law from time to time.

During 2016, we granted options to purchase 400,000 ordinary shares to Yona Ovadia, our CEO, at an exercise price of $5.02 per share, which in accordance with our Executive Compensation Policy (as discussed below) reflected an exercise price 8% greater than the closing price of our ordinary shares on the NASDAQ Global Select market on the last trading day prior to the respective grant dates. The options vest in 16 equal quarterly installments over a four-year period and will remain exercisable for 12 months following cessation or termination of service (other than for cause).

As of December 31, 2016, our directors and executive officers as a group, consisting of 16 persons, held options to purchase an aggregate of 1,610,000 ordinary shares, having exercise prices ranging from $3.77 to $6.72.  Generally, the options granted to our directors vest over a three-year period (except in the case of our Chairman, Dov Baharav, which vest over a four-year period) and the options granted to our executive officers vest over a four-year period.  The options will expire between 2019 and 2022. All of such options were awarded under our stock option plans described in Item 6E - “Directors, Senior Management and Employees - Share Ownership - 2008 Share Incentive Plan”.

Chairman Services. We and Mr. Baharav, through his controlled company, entered into an agreement dated May 20, 2014, or the Chairman Agreement, under which Mr. Baharav serves as Chairman of the Board of Directors of our company. Mr. Baharav also served as interim Chief Executive Officer from May 2015 until March, 2016. Under the Chairman Agreement, for the period that he served as both Chairman and CEO Mr. Baharav was entitled (directly or through his controlled company) to: (i) a monthly fee in the amount of NIS 110,000 (approximately $30,300); (ii) payment of the cash value of various fringe benefits, in an aggregate amount of up to NIS 41,942 per month (approximately $11,550), which is equal to the employer’s cost that would have been incurred by the Company for such benefits if the Chairman served in an employee status and (iii) full time office space and secretarial assistance and reimbursement for out-of-pocket expenses incurred by him in connection with his service. For his services as Chairman, since April 2016, Mr. Baharav is entitled (directly or through his controlled company) to: (i) a monthly fee in the amount of NIS 44,000 (approximately $12,100); (ii) payment of the cash value of various fringe benefits, in an aggregate amount of up to NIS 18,697 (approximately $5,150) per month, which is equal to the employer’s cost that would have been incurred by us for such benefits if the Chairman served in an employee status; and (iii) full time office space and secretarial assistance and reimbursement for out-of-pocket expenses incurred by him in connection with his service. In May 2014, Mr. Baharav was granted options to purchase 250,000 of our ordinary shares, at an exercise price of $5.06 per share, and in May 2015, Mr. Baharav was granted options to purchase 150,000 of our ordinary shares exercisable at a price of $6.72 per share. The options were granted under our 2008 Option Plan and vest ratably, each quarter over a four-year period so long as Mr. Baharav continues to serve as Chairman of our company, and will remain exercisable during such service and for an additional 12 month period following termination of service (other than for cause).  We may terminate the agreement prior to the end of its term by providing two months paid notice and an additional two months’ salary.  Mr. Baharav now serves only as Chairman.

CEO Services.  Mr. Ovadia has served as our Chief Executive Officer since March 31, 2016. Under his employment agreement, Mr. Ovadia is entitled to: (i) a monthly salary in the amount of NIS 110,000 (approximately $30,300)); (ii) fringe benefits including social benefits, annual vacation and reimbursement of expenses. An annual cash bonus plan of six base monthly salaries was also approved for the years 2016 to 2018, upon achievement of a threshold of 80% of the company’s target operating profit metric. Additionally, Mr. Ovadia may be eligible for an over- achievement bonus of up to two and a half base monthly salaries. The foregoing is in addition to the 2016 grant of options to Mr. Ovadia under our 2008 Option Plan, to purchase 400,000 of our ordinary shares, as described above.

In accordance with the Israeli Companies Law, we adopted an Executive Compensation Policy for our executive officers and directors.  The purpose of the policy is to describe our overall compensation strategy for our executive officers and directors and to provide guidelines for setting their compensation, as prescribed by the Israeli Companies Law.  In accordance with the Israeli Companies Law, the Executive Compensation Policy must be reviewed and readopted at least once every three years. The policy was re-adopted in May 2016.

Approval by the Compensation Committee, the Board of Directors and our shareholders, in that order, is required for the adoption of the Executive Compensation Policy.  The shareholders’ approval must include the majority of shares voted at the meeting.  In addition to the majority vote, the shareholders’ approval must satisfy either of two additional tests:

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

Under the Israeli Companies Law, the compensation arrangements for “office holders” (other than the Chief Executive Officer) who are not directors require the approval of the Compensation Committee and the Board of Directors; provided, however, that if the compensation arrangement is not in compliance with our Executive Compensation Policy, the arrangement may only be approved by the Compensation Committee and the Board of Directors for special reasons to be noted, and the compensation arrangement shall also require a special shareholder approval.  If the compensation arrangement is an immaterial amendment to an existing compensation arrangement of an “office holder” who is not a director and is in compliance with our Executive Compensation Policy, the approval of the Compensation Committee is sufficient.  An “office holder” is defined under Israeli Companies Law as a general manager, chief executive officer, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title, a director and a manager directly subordinate to the chief executive officer.

Arrangements regarding the compensation of directors require the approval of the Compensation Committee, the Board and our shareholders, in that order.

Arrangements regarding the compensation of the Chief Executive Officer require the approval of the Compensation Committee, the Board and our shareholders by special majority, in that order. In certain limited cases, the compensation of a new Chief Executive Officer who is not a director may be approved without approval of our shareholders.

C.	Board Practices

Election of Directors

Our Articles of Association provide that our Board of Directors shall consist of not less than five and not more than nine directors as shall be determined from time to time by a majority vote at the general meeting of our shareholders. Our shareholders resolved to set the size of our Board of Directors at nine members, including two external directors.

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

Independent Directors.  In general, NASDAQ Marketplace Rules require that the board of directors of a NASDAQ-listed company have a majority of independent directors, within the meaning of NASDAQ rules.  Our Board of Directors has determined that seven out of the nine members of our Board of Directors are independent directors under NASDAQ requirements.

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

Committees of the Board of Directors

Our Articles of Association provide that the Board of Directors may delegate its powers to committees of the Board of Directors as it deems appropriate, to the extent permitted by Israeli Companies Law. All of the external directors must serve on our audit committee and compensation committee (including one external director serving as the chair of the audit committee and compensation committee), and at least one external director must serve on each other committee that may be established by our Board of Directors.

Audit Committee.  Under the Israeli Companies Law, publicly traded companies must establish an audit committee. The audit committee must consist of at least three members, and must include all of the company’s external directors, including one external director serving as chair of the audit committee. A majority of an audit committee must be comprised of “independent directors” (as such term is defined in the Companies Law). The chairman of the board of directors, directors employed by, or that provide services on a regular basis to, the company or to a controlling shareholder or a company controlled by a controlling shareholder (or whose main livelihood depends on a controlling shareholder), any controlling shareholder and any relative of a controlling shareholder may not be a member of the audit committee.  An audit committee may not approve an action or a transaction with an officer or director, a transaction in which an officer or director has a personal interest, a transaction with a controlling shareholder and certain other transactions specified in the Companies Law, unless at the time of approval two external directors are serving as members of the audit committee and at least one of the external directors was present at the meeting in which approval was granted.

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

Our Audit Committee oversees (in addition to the Board) the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent auditors’  qualifications, independence, compensation, and performance, and the performance of our internal audit function. Our Audit Committee is also required to determine whether there are  deficiencies in the business management of our company and in such event propose to our Board of Directors  the means of correcting such deficiencies, determine whether certain related party actions and transactions are “material” or “extraordinary” in connection with their approval procedures, approve related-party transactions as required by Israeli law and establish whistle blower procedures (including in respect of the protections afforded to whistle blowers).  The Audit Committee may consult from time to time with our independent auditors and internal auditor with respect to matters involving financial reporting and internal accounting controls.

Our Audit Committee consists of Ms. Cohen, Ms. Sharir, Dr. Lieber, and Mr. Rafaeli. All of the members of our Audit Committee satisfy the respective “independence” requirements of the Securities and Exchange Commission and NASDAQ, and the composition of our Audit Committee satisfies the audit committee composition requirements of the Israeli Companies Law. Our Board of Directors has determined that both Ms. Cohen and Dr. Lieber qualify as Audit Committee financial experts, as required by the rules of the Securities and Exchange Commission and NASDAQ.

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

Our Compensation and Stock Option Committee consists of Ms. Cohen, Dr. Lieber and Mr. Rafaeli.  All of the members of our Compensation and Stock Option Committee are independent directors, within the meaning of NASDAQ rules and the composition of our Compensation and Stock Option Committee complies with the compensation committee composition requirements of the Israeli Companies Law.

Under Israeli Companies Law, the compensation committee is responsible for: (i) making recommendations to the Board of Directors with respect to the approval of the Executive Compensation Policy; (ii) providing the Board of Directors with recommendations with respect to any amendments or updates to the Executive Compensation Policy and periodically reviewing the implementation thereof; (iii) reviewing and approving arrangements with respect to the terms of office and employment of office holders; and (iv) determining whether or not to exempt a transaction with a candidate for chief executive officer from shareholder approval.

In addition, our Compensation and Stock Option Committee offers recommendations to the Board of Directors regarding equity compensation issues (with the Board also approving compensation of our executive officers), and administers our option plans, subject to general guidelines determined by our Board of Directors from time to time.  The Compensation and Stock Option Committee also makes recommendations to our Board of Directors in connection with the terms of employment of our chief executive officer and all other executive officers.

New Israeli Regulations

In March 2016, the Israeli Companies Law Regulations were amended to reduce certain duplicative regulatory burdens to which Israeli companies publicly-traded on NASDAQ are subject. Generally, pursuant to the new regulations, an Israeli company traded on NASDAQ that does not have a “controlling shareholder” (as defined in the Israeli Companies Law) will be able to elect not to appoint External Directors to its Board of Directors and not to comply with the Audit Committee and Compensation Committee composition and chairman requirements of the Israeli Companies Law (as described above); provided, the company complies with the applicable NASDAQ independent director requirements and the NASDAQ Audit Committee and Compensation Committee composition requirements.

Since our largest shareholder, the FIMI funds, are deemed to be a “controlling shareholder” under the Israeli Companies Law, we are not currently eligible to benefit from the relief provided by these new amended Israeli regulations.

Internal Audit

The Israeli Companies Law requires the board of directors of a public company to appoint an internal auditor nominated by the audit committee.  The internal auditor must meet certain statutory requirements of independence.  The role of the internal auditor is to examine, among other things, the compliance of the company’s conduct with applicable law and orderly business practice.  Our internal auditor is Mr. Doron Cohen, CPA of Fahn Kanne, Grant Thornton.

Directors’ Service Contracts

There are no arrangements or understandings with any of our directors providing for benefits upon termination of their employment or service as directors of our company or any of our subsidiaries, other than with our Chairman of the Board, Mr. Dov Baharav. Mr. Baharav’s agreement with us stipulates that we may terminate his agreement prior to the end of its four-year term by providing Mr. Baharav with two months’ notice and an additional two months’ salary.

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

Some other transactions, actions and arrangements involving an office holder (or a third party in which an office holder has an interest) must be approved by the board of directors or as otherwise provided for in a company’s articles of association, however, a transaction that is not for the benefit of the company may not be approved. In some cases, such a transaction must be approved by the audit committee and by the board of directors, and under certain circumstances shareholder approval may be required as well. Generally, in all matters in which a director has a personal interest he or she shall not be permitted to vote on the matter or be present at the meeting in which the matter is considered, except in case of a transaction that is not extraordinary or for the purpose of presenting the proposed transaction, if the chairman of the audit committee or board of directors (as applicable) determines it necessary. Should a majority of the audit committee or of the board of directors have a personal interest in the matter, then: (a) all of the directors are permitted to vote on the matter and attend the meeting at which the matter is considered; and (b) the matter requires approval of the shareholders at a general meeting.

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

Exemption, Indemnification and Insurance of Directors and Officers

Under the Israeli Companies Law, a company may not exempt an office holder from liability with respect to a breach of his fiduciary duty, but may exempt in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care.  However, a company may not exculpate in advance a director from his or her liability to the company with respect to a breach of his duty of care in connection with distributions (as defined in the Companies Law) or for certain breaches listed below.

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

The indemnification of an office holder must be expressly permitted in the articles of association, under which the company may (i) undertake in advance to indemnify its office holders with respect to certain types of events that can be foreseen at the time of giving such undertaking and up to an amount determined by the board of directors to be reasonable under the circumstances, or (ii) provide indemnification retroactively in amounts deemed to be reasonable by the board of directors.

A company may also procure insurance for an office holder’s liability in consequence of an act performed in the scope of his office, in the following cases: (i) a breach of the duty of care of such office holder, (ii) a breach of fiduciary duty, only if the office holder acted in good faith and had reasonable grounds to believe that such act would not be detrimental to the company, or (iii) a monetary obligation imposed on the office holder for the benefit of another person. Subject to the provisions of the Companies Law and the Securities Law, a company may also enter into a contract for procurement of insurance for an office holder for (a) expenses, including reasonable litigation expenses and legal fees, incurred by the office holder as a result of a proceeding instituted against such office holder in relation to (A) infringements that may impose financial sanction pursuant to the provisions of Chapter H’3 under the Securities Law or (B) administrative infringements pursuant to the provisions of Chapter H’4 under the Securities Law or (C) infringements pursuant to the provisions of Chapter I’1 under the Securities Law and (b) payments made to the injured parties of such infringement under Section 52ND(a)(1)(a) of the Securities Law.

A company may not indemnify an office holder against, nor enter into an insurance contract which would provide coverage for, any monetary liability incurred as a result of any of the following:

•	a breach by the office holder of his fiduciary duty unless the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach by the office holder of his duty of care if such breach was performed intentionally or recklessly;

•	any act or omission carried out with the intent to derive an illegal personal gain; or

•	any fine or penalty levied against the office holder as a result of a criminal offense.

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

Israeli Securities Authority Administrative Enforcement

Under the Israeli Securities Law, the Israeli Securities Authority, or ISA, may take certain administrative enforcement actions against a company or a person, including a director, officer or shareholder of a company, if carrying out certain transgressions designated in the Securities Law.

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

As of December 31, 2016, we had 1,068 full-time employees, including 259 employees in engineering, research and development, 512 employees in manufacturing, operations and technical support, 76 employees in marketing and sales, 125 employees in administration and finance and 96 in other departments. Of these employees, 318 were based in our facilities in Israel, 104 were employed in the U.S., 430 were employed in Latin America and 216 were employed in Asia, the Far East and other parts of the world. These numbers reflect increase in headcount since December 31, 2015 of 31 employees worldwide.

As of December 31, 2015, we had 1,037 full-time employees, including 280 employees in engineering, research and development, 436 employees in manufacturing, operations and technical support, 91 employees in marketing and sales, 144 employees in administration and finance and 86 in other departments. Of these employees, 303 were based in our facilities in Israel, 100 were employed in the U.S., 408 were employed in Latin America and 226 were employed in Asia, the Far East and other parts of the world. These numbers reflect an increase in headcount since December 31, 2014 of 101 employees worldwide.

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

We provide our employees around the world with fringe benefits in accordance with applicable law and we are subject to various labor laws and labor practices around the world.  Recent rulings by Israel’s National Labor Court and changes to Israel’s largest labor union’s bylaws substantially facilitate the organization of a labor union in companies in Israel. We and our employees are not parties to any collective bargaining agreements and our employees are not represented by any labor union. However, certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Manufacturers’ Association of Israel) are applicable to all Israeli employees by order of the Israeli Minister of Economy and Industry. These provisions principally concern the length of the work day and the work week, minimum wages for workers, contributions to a pension fund, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment. These provisions are modified from time to time.

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

Beneficial Ownership of Executive Officers and Directors

Except for Mr. Dov Baharav, none of our directors and executive officers beneficially owns more than 1% of our outstanding shares. Mr. Baharav beneficially owns approximately 2% of our ordinary shares, consisting of 1,068,497 ordinary shares and options to purchase 262,500 ordinary shares exercisable within 60 days from the date of this Annual Report. Additionally, Mr. Ishay Davidi shares voting and dispositive power with Shira and Ishay Davidi Management Ltd. with respect to the shares held by the FIMI Funds, and he controls Shira and Ishay Davidi Management Ltd. as described in Item 7A – “Major Shareholders and Related Party Transactions” – “Major Shareholders”.

As of December 31, 2016, our directors and executive officers as a group (16 persons) held options to purchase 1,778,085 of our ordinary shares under our share options plans (described below), exercisable at a weighted average exercise price of $5.08 per share with expiration dates ranging from December 2019 to November 2022.

2008 Share Incentive Plan

In October 2008, our Board of Directors adopted the 2008 Share Incentive Plan, or the 2008 Plan, for issuance of options, RSUs and other forms of equity based awards to our and our subsidiaries’ directors, officers, consultants and employees. The term of the 2008 Plan had been extended by an additional ten-year period, commencing October 2015. Our Board of Directors also adopted a sub-plan to enable qualified optionees certain tax benefits under the Israeli Income Tax Ordinance. Following increases approved by our Board of Directors, the total number of ordinary shares reserved for issuance of options under the 2008 Plan is 5.03 million shares. As of December 31, 2016, we have granted options to purchase 3,571,676 ordinary shares under the 2008 Plan (excluding options that were granted and cancelled), pursuant to which 1,171,676 ordinary shares have been issued as of December 31, 2016.  The exercise prices for the outstanding options range from $3.14 to $6.72 and such options expire at various times from May 2017 to November 2022. As of December 31, 2016, we have granted 1,344,686 RSUs under the 2008 Plan (excluding RSUs that were granted and canceled), pursuant to which, 1,336,586 ordinary shares have been issued as of December 31, 2016.

The term of the options granted under the 2008 Plan is six or seven years, depending on the terms of the specific plan and grant letter.

The RSUs and options granted under the 2008 Plan to our executives generally vest quarterly or annually over a four-year period.  The options granted under the 2008 Plan to our directors generally vest ratably each quarter over a three-year period except in the case of the grant to our Chairman of the Board of Directors, in which the options vest ratably each quarter over a four-year period.

The purpose of the 2008 Plan is to enable us to attract and retain qualified persons as employees, officers, directors, consultants and advisors and to motivate such persons by providing them with an equity participation in our company. The Section 102 Plans are designed to afford qualified optionees certain tax benefits under the Israeli Income Tax Ordinance.

The 2008 Plan is administered by the Compensation and Stock Option Committee appointed by our Board of Directors. The Compensation and Stock Option Committee recommends to our Board, or in case of office holders, approves, the persons entitled to receive options and RSUs, the terms and conditions on which options or rights to purchase are granted and the number of shares subject thereto. The grants of options and RSUs are approved by our Board.

Options issued pursuant to the 2008 Plan may be granted to our and our subsidiaries’ directors, officers, consultants and employees. The exercise price of incentive share options issued pursuant to the Plans must be not less than the closing price of our ordinary shares on NASDAQ on the date of grant of the options or, if the closing price is not quoted on such date, on the preceding trading day.

Options are exercisable and restrictions on disposition of shares lapse according to the terms of the applicable plan and of the individual agreements under which such options were granted or awards issued.

ITEM 7:          MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares, as of March 21, 2017, by each person who we believe beneficially owns 5% or more of our outstanding ordinary shares and all of our directors and executive officers as a group.

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. The percentage ownership of each such person is based on the number of ordinary Shares outstanding as of March 21, 2017 and includes the number of ordinary shares underlying options and RSUs that are exercisable within sixty (60) days from the date of March 21, 2017.  Ordinary Shares subject to these options and RSUs are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options and RSUs, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person. The information in the table below is based on 54,650,767 Ordinary Shares outstanding as of March 21, 2017.  Each of our outstanding ordinary shares has identical rights in all respects. The information in the table below with respect to the beneficial ownership of shareholders is based on the public filings of such shareholders with the SEC through March 21, 2017 and information provided to us by such shareholders.

Name	Number of Shares	Percent
FIMI Funds (1)	18,901,865	34.5%
Itshak Sharon (Tshuva) (2)	6,279,235	11.5%
Mivtah Shamir Holdings Ltd. (3)	5,375,647	9.8%
Meitav Dash Investments Ltd. (4)	2,865,219	5.2%
All directors and executive officers as a group (15 persons) (5)	1,778,085	3.2%
____________________________________________________

(1)
Based on a Schedule 13D/A filed on April 7, 2016 with the SEC and information provided to our company, FIMI Opportunity IV, L.P., FIMI Israel Opportunity IV, Limited Partnership (the “FIMI IV Funds”), FIMI Opportunity V, L.P., FIMI Israel Opportunity Five, Limited Partnership (the “FIMI V Funds” and together with the FIMI IV Funds, the “FIMI Funds”), FIMI IV 2007 Ltd., FIMI FIVE 2012 Ltd., Shira and Ishay Davidi Management Ltd. and Mr. Ishay Davidi share voting and dispositive power with respect to the 18,901,865 shares held by the FIMI Funds. FIMI IV 2007 Ltd. is the managing general partner of the FIMI IV Funds.  FIMI FIVE 2012 Ltd. is the managing general partner of the FIMI V Funds. Shira and Ishay Davidi Management Ltd. controls FIMI IV 2007 Ltd. and FIMI FIVE 2012 Ltd. Mr. Ishay Davidi controls Shira and Ishay Davidi Management Ltd. and is the Chief Executive Officer of all the entities listed above. FIMI IV 2007 Ltd. is the managing general partner of the FIMI IV Funds.  FIMI FIVE 2012 Ltd. is the managing general partner of the FIMI V Funds. Shira and Ishay Davidi Management Ltd. controls FIMI IV 2007 Ltd. and FIMI FIVE 2012 Ltd. Mr. Ishay Davidi controls Shira and Ishay Davidi Management Ltd. and is the Chief Executive Officer of all the entities listed above. These holdings include options to purchase 100,000 ordinary shares held by FIMI IV 2007 Ltd., which are currently exercisable or are exercisable within 60 days of the date hereof granted to it by our company in connection with the service of its executives, Ishay Davidi and Amiram Boehm, as members of our Board. The principal business address of each of the above entities and of Mr. Davidi is c/o FIMI IV 2007 Ltd., Electra Tower, 98 Yigal Alon St., Tel-Aviv 6789141, Israel.

(2)
Based on information provided to our company on January 2, 2017 and on a Schedule 13G/A filed on April 7, 2016 with the SEC by Itshak Sharon (Tshuva), Delek Group Ltd. and The Phoenix Holding Ltd and other information provided to us by such shareholders. The ordinary shares are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of the Phoenix Holding Ltd. (“the Subsidiaries”). The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions. The Phoenix Holding Ltd. is a majority-owned subsidiary of Delek Group Ltd.  The majority of Delek Group Ltd.’s outstanding share capital and voting rights are owned, directly and indirectly, by Itshak Sharon (Tshuva) through private companies wholly-owned by him, and the remainder is held by the public. The principal business address of Itshak Sharon (Tshuva) and Delek Investments and Properties Ltd. is 7 Giborei Israel Street, P.O.B. 8464, Netanya, 4250407, Israel. The principal business address of the Phoenix Holding Ltd. is Derech Hashalom 53, Givataim, 5345433, Israel.

(3)	Based on a Schedule 13G/A filed on April 7, 2016 by Mivtah Shamir Holdings Ltd. The principal office of Mivtah Shamir Holdings Ltd. is 27 Habarzel Street, Tel-Aviv.

(4)
Based on information provided to our company on January 2, 2017 and on a Schedule 13G/A filed on January 10, 2017, Meitav Dash Investments Ltd. (“Meitav”) is controlled by: (1) BRM Group Ltd. (“BRM Group”) which holds Meitav’s shares through BRM Finance Ltd., a wholly owned subsidiary of  BRM Group. The shareholders of BRM Group are Messrs. Eli Barkat, Nir Barkat (Messrs. Eli Barkat and Nir Barkat are brothers) and Yuval Rakavy, each holds 33.3% through his controlled companies; and (2) Mr. Zvi Stepak who holds Meitav’s shares through Maya Holdings (Ye’elim) Ltd. (“Maya holdings”) a company which he controls and Nili (Amir) Holdings Ltd. (a wholly owned subsidiary of Maya Holdings). Meitav holds 2,865,219 ordinary shares as follows: (i) 660,995 ordinary shares owned by Mutual Funds of Meitav Dash Investments LTD group; (ii) 1,518,899 ordinary shares owned by Provident Funds of Meitav Dash Investments LTD group; (iii) 622,940 ordinary shares owned by ETFs of Meitav Dash Investments LTD group, and (iv) 62,385 ordinary shares owned by the Portfolio Management of Meitav Dash Investments LTD group. The principal business address of Meitav is 30 Derekh Sheshet Ha-yamim, Bene-Beraq, Israel.

(5)	As of March 21, 2017 all directors and executive officers as a group (15 persons) held 707,081 options that are vested or that vest within 60 days of March 21, 2017.

Significant Changes in the Ownership of Major Shareholders

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

As of March 21, 2016, our major shareholders were FIMI Funds, holding 15,042,672 ordinary shares (approximately 33.8% ownership), Itshak Sharon (Tshuva), beneficially owning 5,222,218 ordinary shares (approximately 11.8% ownership), Mivtah Shamir Holdings Ltd. beneficially owning 4,398,256 ordinary shares (approximately 9.9% ownership) and Meitav Dash Investments Ltd. beneficially owning 2,365,786 ordinary shares (approximately 5.3% ownership).

As of March 21, 2017, our major shareholders were FIMI Funds, beneficially owning 18,901,865 ordinary shares (approximately 34.5% ownership), Itshak Sharon (Tshuva), beneficially owning 6,279,235 ordinary shares (approximately 11.5% ownership), Mivtah Shamir Holdings Ltd. beneficially owning 5,375,647 ordinary shares (approximately 9.8% ownership) and Meitav Dash Investments Ltd. beneficially owning 2,865,219 ordinary shares (approximately 5.5% ownership).

Major Shareholders Voting Rights

The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares, except to the extent that they hold more than 14% and as such, they will have a right to appoint a director, subject to certain conditions set forth in our Articles of Association.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of March 20, 2017, there were 78 holders of record of our ordinary shares, of which 53 record holders holding approximately 82.39% of our ordinary shares had registered addresses in the U.S.  These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees, including CEDE & Co., the nominee for the Depositary Company (the central depositary for the U.S. brokerage community), which held approximately 82.38% of our outstanding ordinary shares as of said date.

B.	Related Party Transactions.

Since 2014, our Board of Directors approved that we enter into several agreements for the purchase of infrastructure, construction and services from C. Mer Industries Ltd., or C. Mer, for an aggregate amount of approximately $25.1 million. FIMI holds approximately 30% of C. Mer’s share capital and our director, Ishay Davidi, is also a member of the board of directors of C. Mer, a publicly traded company (TASE). These transactions were approved by our Audit Committee and Board of Directors in accordance with the requirements of the Israeli Companies Law.

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

In 2003, the Brazilian tax authority filed a claim against our subsidiary in Brazil, SPC International Ltda, (an inactive company), for the payment of taxes allegedly due by the subsidiary. In January 2004 and December 2005, the subsidiary filed its administrative defense, which was denied by the first and second level Brazilian courts, respectively.  In September 2006, our subsidiary filed an annulment action seeking judicial cancellation of the claim. In May 2009, the subsidiary received notice of the court’s first level decision, which cancelled a significant portion of the claim, but upheld two items of the assessment. Under this decision, the subsidiary’s principal liability was reduced to approximately $1.5 million. This decision was appealed by both the subsidiary and the Brazilian tax authority. In June 2012, the São Paulo Court of Appeals ruled against the inactive subsidiary, accepting the claims of the Brazilian tax authority.  The subsidiary filed various appeals to the Brazilian Superior Court of Justice and to the Brazilian Supreme Court in September 2012 and October 2014, the appeals were not admitted by the São Paulo Court of Appeals and our subsidiary filed appeals on such decision with the Superior Court of Justice.  In February and in March 2016, the Superior Court and the Supreme Court ruled against the subsidiary in final non-appealable decisions. As of December 31, 2016, the total amount of this claim, including interest, penalties and legal fees is approximately $10.1 million, of which approximately $1.2 million is the principal.  The Brazilian tax authorities initiated foreclosure proceedings against the subsidiary and certain of its former managers. Pursuant to the court’s decision, published in March 2016, the foreclosure proceedings against the former managers were cancelled. The tax authorities appealed and the matter is pending decision by the State Court.  Based on Brazilian external counsel’s opinion, we believe that the inclusion of any additional co-obligors in the tax foreclosure certificate should be barred due to the applicable statute of limitations and that the foreclosure procedures cannot legally be redirected to other group entities and managers who were not cited in the foreclosure certificate. Accordingly, we believe that the chances that such redirection will lead to a loss recognition are remote.

In October 2014, our Peruvian subsidiary applied to the Chamber of Commerce of Lima, Peru for initiation of arbitration proceedings against the Ministry of Transport and Communications of Peru and FITEL. The arbitration is related to the FITEL projects awarded to us in 2000-2001.  Under these projects, our subsidiary provided fixed public telephony services in rural areas of Peru. Our subsidiary’s main claim is related to damages caused by the promotion of mobile telephony in such areas by the Peruvian government. The arbitral tribunal was established and our subsidiary filed its detailed statement of claim in April 2015, which was followed by a response statement of the Ministry of Transport and Communications of Peru and FITEL in July 2015 supported by a statement by Osiptel, the Peruvian regulator of telecommunications. The proceeding is currently in the evidentiary stage.

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

Annual Share Price Information

The following table sets forth, for each of the years indicated, the high and low market prices of our ordinary shares on the NASDAQ Global Select Market and the TASE.

	NASDAQ		TASE
Year	High	Low	High	Low

2012	$5.60	$2.31	$5.61	$2.40
2013	$6.20	$4.09	$6.00	$4.05
2014	$5.71	$4.50	$5.68	$4.45
2015	$7.07	$3.11	$6.93	$3.09
2016	$5.50	$3.28	$5.42	$3.22

Quarterly Share Price Information

The following table sets forth, for each of the full financial quarters in the years indicated the high and low market prices of our ordinary shares on the NASDAQ Global Select Market and the TASE:

	NASDAQ		TASE
	High	Low	High	Low

2015
First quarter	$6.10	$4.42	$6.23	$4.39
Second quarter	$7.07	$5.23	$6.93	$5.21
Third quarter	$5.75	$3.36	$5.88	$3.31
Fourth quarter	$4.06	$3.11	$4.10	$3.09

2016
First quarter	$4.69	$3.28	$4.65	$3.22
Second quarter	$4.95	$4.21	$5.01	$4.18
Third quarter	$5.19	$4.05	$5.12	$4.03
Fourth quarter	$5.50	$4.21	$5.42	$4.17

2017
First quarter (through March 21, 2017)	$6.19	$4.97	$6.34	$4.85

Monthly Share Price Information

The following table sets forth, for the most recent six months, the high and low market prices of our ordinary shares on the NASDAQ Global Select Market and the TASE:

	NASDAQ		TASE
	High	Low	High	Low
October 2016	$4.87	$4.33	$4.86	$4.33
November 2016	$4.82	$4.21	$4.85	$4.17
December 2016	$5.50	$4.79	$5.42	$4.75
January 2017	$6.18	$4.99	$5.70	$4.85
February 2017	$6.19	$4.97	$6.34	$5.10
March 2017 (through March 21, 2017)	$5.49	$5.00	$5.42	$5.04

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ordinary shares are listed on the NASDAQ Global Select Market under the symbol “GILT” and are also traded on the TASE.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expense of the Issue

Not applicable.

ITEM 10:	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Set out below is a description of certain provisions of our Articles of Association and of the Israeli Companies Law related to such provisions. This description is only a summary, does not purport to be complete and is qualified by reference to the full text of the Articles of Association, which are incorporated by reference as exhibits to this annual report, and to Israeli law.

Registration and Purposes

We are an Israeli public company registered with the Israel companies register, registration No. 52-003893-6.

Under the Companies Law, a company may define its purpose as to engage in any lawful business and may broaden the scope of its purpose to the grant of reasonable donations for any proper charitable cause, even if the basis for any such donation is not dependent upon business considerations. Our Articles of Association provide that our purpose is to engage in any business permitted by law and that we may also grant reasonable donations for any proper charitable cause.

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

Dividend and Liquidation Rights; Rights to Shares in our Company’s Profits.  Our ordinary shares are entitled to the full amount of any cash or share dividend declared, in proportion to the paid up nominal value of their respective holdings.  In the event of liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of our ordinary shares in proportion to the paid up nominal value of their respective holdings. Such rights may be affected by a grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future by the shareholders.

Generally, pursuant to the Israeli Companies Law, the decision to distribute dividends and the amount to be distributed, whether interim or final, is made by the board of directors.  Accordingly, under our Articles of Association, our Board of Directors has the authority to determine the amount and time for payment of interim dividends and final dividends.

Under the Israeli Companies Law, dividends may be paid only out of a company’s net profits for the two years preceding the distribution of the dividends, or from accumulated retained earnings, calculated in the manner prescribed in the Israeli Companies Law.  Pursuant to Israeli Companies Law, in any distribution of dividends, our Board of Directors is required to determine that there is no reasonable concern that the distribution of dividends will prevent our company from meeting our existing and foreseeable obligations as they become due.  Our Articles of Association provide that no dividends shall be paid otherwise than out of our profits and that any such dividend shall carry no interest.  In addition, upon the recommendation of our Board of Directors, approved by the shareholders, we may cause dividends to be paid in kind.

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

Notice of General Meetings; Omission to Give Notice

The Companies Law provides that a company, the shares of which are traded on an exchange must give notice of a general meeting to its shareholders of record of at least 21 days, and in certain instances at least 35 days prior to the meeting, unless the company’s Articles of Association provide that a notice need not be sent. Accordingly, our Articles of Association provide that not less than 21 days’ prior notice shall be given to shareholders of record of every general meeting of shareholders. They further provide that notice of a general meeting of shareholders shall be given in accordance with any law and otherwise as the Board of Directors may determine. In addition, our Articles of Association provide that no shareholder present, in person or by proxy, at the commencement of a general meeting of shareholders shall be entitled to seek the revocation of any proceedings or resolutions adopted at such general meeting of shareholders on grounds of any deficiency in the notice given for such meeting relating to the time or place thereof.

Annual General Meetings and Special General Meetings

Under Israeli Companies Law, an annual meeting of the shareholders should be held once in every calendar year and not more than 15 months from the last annual meeting. Israeli Companies Law provides that a special meeting of shareholders must be called by the board of directors upon the written request of (i) two directors, (ii) one‑fourth of the serving directors, (iii) one or more shareholders who hold(s) at least five percent of the issued share capital and at least one percent of the voting power of the company, or (iv) one or more shareholders who have at least five percent of the voting power of the company. Within 21 days of receipt of such request, the board of directors is required to convene the special meeting for a time no later than 35 days after notice is given to the shareholders. Our Articles of Association provide that our Board of Directors may call a special meeting of the shareholders at any time and shall be obligated to call a special meeting as specified above.

Quorum at General Meetings

Under our Articles of Association, the required quorum for any general meeting of shareholders and for any class meeting is two or more shareholders present in person or by proxy and holding at least twenty- five percent (25%) of the issued shares (or of the issued shares of such class in the event of a class meeting). The required quorum in a meeting that was adjourned because a quorum was not present, shall be two shareholders present in person or by proxy. Under our Articles of Association, if the original meeting was called as a special meeting, the quorum in the adjourned meeting shall be one or more shareholders, present in person or by proxy and holding the number of shares required to call such a meeting.

Adoption of Resolutions at General Meetings

Our Articles of Association provide for voting by a written ballot only. In addition, in accordance with Companies Law, our Articles of Association provide that the declaration of the Chairman of the Meeting as to the results of a vote is not deemed to be conclusive, but rather prima facie evidence of the fact. Under our Articles of Association, unless a different majority is required by law, any resolution of the shareholders, except a resolution for voluntary liquidation of the company and, in certain circumstances, a resolution to amend our Articles of Association, shall be deemed adopted if approved by the vote of the holders of a majority of the voting power represented at such meeting in person or by proxy.

Election and Removal of Directors

Under our Articles of Association, the ordinary shares do not have cumulative voting rights in the election of directors.

Under our Articles of Association, our Board of Directors shall consist of not less than five and not more than nine directors as shall be determined from time to time by a majority vote at the general meeting of our shareholders.  Our shareholders have resolved that our Board of Directors shall consist of a total of nine directors, including two external directors.

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

Qualification of Directors

Our Articles of Association provide that no person shall be disqualified to serve as a director by reason of such person not holding shares in our company or by reason of not having served as a director in the past. Our directors are not subject, under the Israeli Companies Law or our Articles of Association, to an age limit requirement. Under the Israeli Companies Law, a person cannot serve as a director if such person has been convicted of certain offenses (generally, for 5 years after such conviction, unless specifically authorized by the court), if an administrative decision by the Israel Securities Authority disqualified such director’s nomination to the board of a public company, or if the person has been declared bankrupt.

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

In March and December 2015, the Peruvian government awarded us the Regional FITEL Projects for the construction of networks, operation of the networks for a defined period and their transfer to the government, which are expected to generate aggregate revenues of $393 million to be recognized over approximately 13 years. In accordance with the bid conditions, we established a subsidiary in Peru, GNP, to enter into written agreements with the Peruvian government for each of the four regional projects that were awarded.

In order to guarantee our performance obligations and the down payment we received under the FITEL Projects, we issued bank guarantees and surety bonds for the benefit of FITEL. The bank guarantees were issued by FIBI and HSBC and the surety bonds were issued by Amtrust through a Peruvian insurance company. The aggregate amount of the bank guarantees and surety bonds, as at December 31, 2016, was approximately $125.1 million. We have also provided Amtrust with a corporate guarantee in the amount of approximately $57 million. In addition, we have restricted cash of approximately $21.4 million as collateral for these guarantees.

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

Generally, income of Israeli companies is subject to corporate tax.  The Israeli corporate tax rate effective as of January 1, 2017 is 24%, compared with 25% in 2016 and 26.5% in 2015 and 2014. The corporate tax rate in Israel is scheduled to be further reduced to 23% from January 1, 2018.

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

Following enactment of the Tax Burden Law, starting January 1, 2012, the capital gains tax rate applicable to individuals upon the sale of our shares is such individual’s marginal (income) tax rate but not more than 25% (or 30% with respect to a substantial shareholder). With respect to corporate investors, the rate of capital gains tax imposed on the sale of shares is equal to the corporate tax rate, which was 26.5% in 2014 and 2015, 25% in 2016 and currently 24% in 2017. The rate will be further reduced to 23%, effective as of January 1, 2018.

Individual shareholders dealing with securities in Israel are taxed at their marginal tax rates applicable to business income (up to 48% in 2016 and up to 47% from 2017).

In addition, as of January 1, 2013, shareholders that are individuals who have taxable income that exceeds ILS 800,000 in a tax year (linked to the CPI each year - ILS 803,520 in 2016), will be subject to an additional tax, referred to as High Income Tax, at the rate of 2% on their taxable income for such tax year which is in excess of such amount. Starting from January 1, 2017, the High Income tax rate has increased to 3% and its threshold has been lowered to 640,000 ILS. For this purpose taxable income will include taxable capital gains from the sale of our shares and taxable income from dividend distributions.

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

Benefits under the 2011, 2013 and 2016 Amendments

Under an amendment to the Investment Law effective January 1, 2011, upon an irrevocable election made by the company, a uniform corporate tax rate will apply to all qualifying income of the company, as opposed to the previous law’s tax incentives that were limited to income only from Benefitted Enterprises during their benefit period (Preferred Enterprise). Under the amended law, the uniform tax rate was 7% in geographical areas in Israel designated as Development Zone A and 12.5% elsewhere in Israel in 2013 The uniform tax rate from 2014 and onwards is set to 9% in areas in Israel designated as Development Zone A and 16% elsewhere in Israel.

A dividend distributed from income which is attributed to a Preferred Enterprise will be subject to withholding tax at the following rates: (i) Israeli resident corporation –0%, (ii) Israeli resident individual – 20% in 2014 and onwards (iii) non-Israeli resident - 20% in 2014 and onwards, subject to a reduced tax rate under the provisions of an applicable double tax treaty.

According to an Amendment from December 2016, a preferred enterprise located in development area A will be subject to a tax rate of 7.5% instead of 9% effective from January 1, 2017 and thereafter (the tax rate applicable to preferred enterprises located in other areas remains at 16%).

Under the transitory provisions of the January 1, 2011 legislation, we may opt whether to irrevocably implement the Amendment and waive benefits provided under the prior law or keep the prior benefits. This decision may be taken at any stage. We will consider in the future whether to opt for the benefits under the Amendment.

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

This summary does not address the effect of any U.S. federal taxation (such as estate and gift tax) other than U.S. federal income taxation. In addition, this summary does not include any discussion of state, local or non-U.S. taxation. You are urged to consult your tax advisors regarding the non-U.S. and U.S. federal, state and local tax consequences of an investment in ordinary shares.

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

Taxation of Distributions

Subject to the discussion below under the heading “—Passive Foreign Investment Companies,” the gross amount of any distributions received with respect to our ordinary shares, including the amount of any Israeli taxes withheld therefrom, will constitute dividends for U.S. federal income tax purposes to the extent of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes.  Because we do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that the entire amount of any distribution will generally be reported as dividend income to you. Dividends are included in gross income as ordinary income. Distributions in excess of our current and accumulated earnings and profits would be treated as a non-taxable return of capital to the extent of your tax basis in our ordinary shares and any amount in excess of your tax basis will be treated as gain from the sale of ordinary shares. See “—Disposition of Ordinary Shares” below for a discussion of the taxation of capital gains. Our dividends would not qualify for the dividends-received deduction generally available to corporations under section 243 of the Code.

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

Passive Foreign Investment Companies

We believe that we were not a PFIC for U.S. federal income tax purposes for the taxable year of 2016. However, since PFIC status depends upon the composition of our income and assets and the market value of our assets from time to time, there can be no assurance that we will not be considered a PFIC for any future taxable year. If we were a PFIC for any taxable year during which a U.S. Holder owned an ordinary share (and under proposed Treasury regulations, a right), certain adverse consequences could apply to the U.S. Holder. Specifically, gain recognized by a U.S. Holder on a sale or other disposition of such ordinary share (or right) would be allocated ratably over the U.S. Holder’s holding period for the ordinary share (or right). The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability. Further, any distribution in excess of 125% of the average of the annual distributions received by the U.S. Holder on our ordinary shares during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation as described immediately above. Certain elections (such as a mark-to-market election) may be available to U.S. Holders and may result in alternative tax treatment. In addition, if we were a PFIC for a taxable year in which we pay a dividend or the prior taxable year, the favorable dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply. If we were a PFIC for any taxable year in which a U.S. Holder owned our shares, the U.S. Holder would generally be required to file annual returns with the Internal Revenue Service, or the IRS, on IRS Form 8621.

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

Any U.S. Holder who acquires more than $100,000 of our ordinary shares or holds 10% or more in vote or value of our ordinary shares may  be subject to certain additional U.S. information reporting requirements.

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

During the year ended December 31, 2016, we recognized a net loss of $0.3 million related to the effective portion of our hedging instruments. The effective portion of the hedged instruments was included as an offset to payroll expenses in the statement of operations. The ineffective portion of the hedged instrument during the year ended December 31, 2016 was immaterial and was recorded as financial expenses, net.

During 2015 we entered into forward contracts in order to hedge the exposure to variability in expected future cash flows resulting from changes in related foreign currency exchange rates. These contracts did not meet the requirement for hedge accounting. The net amount recorded as financial income (expense) related to these contracts in 2015 and 2016 was $2.1 million and $(0.7) million, respectively.

As of December 31, 2016, the fair value of the liabilities of the outstanding forward contracts that met the requirement for hedge accounting was $0.1 million. There are no outstanding forward contracts that did not meet the requirement for hedge accounting.

The table below details our balance sheet exposure by currency and interest rates:

	Expected Maturity Dates
	2017	2018	2019	2020	2021 and thereafter
	(In thousands)
Assets:
Restricted cash - in U.S. dollars	58,933	-	-	-	-
Weighted interest rate	0.33%	-	-	-	-
In other currency	3,295	-	-	-	213
Weighted interest rate	0.85%	-	-	-	5.89%
Restricted cash held by Trustees
In other currency	9,058
Weighted interest rate	0.40%
Liabilities:
Long-term loans (including current maturities)
In U.S. dollars	4,000	4,000	4,000	4,000	4,000
Weighted interest rate	4.77%	4.77%	4.77%	4.77%	4.77%
In other currency	617	421	421	90	-
Weighted interest rate	3.23%	2.75%	2.75%	2.75%	-

ITEM 12:        DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13:        DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14:        MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15:        CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended) as of December 31, 2016, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the rules of the Securities and Exchange Commission.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting, as of December 31, 2016.  In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on that assessment, our management concluded that as of December 31, 2016, our internal control over financial reporting is effective.

The effectiveness of management’s internal control over financial reporting as of December 31, 2016 has been audited by our company’s independent registered public accountants, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global. The report, which expresses an unqualified opinion on our company’s internal control over financial reporting, is included with our consolidated financial statements included elsewhere in this annual report.

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

	Year Ended December 31,
	2016		2015
Services Rendered	Fees	Percentages	Fees	Percentages
Audit fees (1)	$698,977	91.53%	$869,146	91.68%
Tax fees (2)	$29,000	3.80%	$15,284	1.61%
Other (3)	$35,685	4.67%	$63,600	6.71%
Total	$763,662	100%	$948,030	100%

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

(3)
Other fees are fees for professional services other than audit or tax related fees, rendered in connection with our business activities; such fees in 2016 were mainly related to the rights offering and in 2015 were mainly related to other services provided in connection with regulatory filings.

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

ITEM 16E:     PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In the year ended December 31, 2016, neither we nor any affiliated purchaser purchased any of our securities.

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

4.3
English summary of material provisions of an amendment (in Hebrew) dated August 17, 2015 to the loan agreements between Gilat Satellite Networks Ltd. and First International Bank of Israel, dated December 14, 2010. Previously filed as Exhibit 4.3 to our Annual Report on Form 20-F for the fiscal year ending December 31, 2015, which Exhibit is incorporated herein by reference.

4.4
Gilat Satellite Networks Ltd. 2008 Share Incentive Plan (including the Israeli Sub-plan to the Gilat Satellite Networks Ltd. 2008 Share Incentive Plan), previously filed on April 8, 2009 as Exhibit 4.4 to our Registration Statement on Form S-8 (File No. 333-158476), and incorporated herein by reference.

4.5
Amendment to Gilat Satellite Networks Ltd. 2008 Share Incentive Plan (including the Israeli Sub-plan to the Gilat Satellite Networks Ltd. 2008 Share Incentive Plan), previously filed on June 11, 2015 as Exhibit 4.4 to our Registration Statement on Form S-8 (File No. 333-204867), and incorporated herein by reference.

4.6
Amendment No. 2 to Gilat Satellite Networks Ltd. 2008 Share Incentive Plan (including the Israeli Sub-plan to the Gilat Satellite Networks Ltd. 2008 Share Incentive Plan), previously filed on April 19, 2016 as Exhibit 4.4 to our Registration Statement on Form S-8 (File No. 333-210820), and incorporated herein by reference.

4.7	Amendment No. 3 to Gilat Satellite Networks Ltd. 2008 Share Incentive Plan (including the Israeli Sub-plan to the Gilat Satellite Networks Ltd. 2008 Share Incentive Plan) dated February 13, 2017.
4.8	Amendment No. 4 to Gilat Satellite Networks Ltd. 2008 Share Incentive Plan (including the Israeli Sub-plan to the Gilat Satellite Networks Ltd. 2008 Share Incentive Plan) dated March 27, 2017.
4.9	Executive Compensation Plan previously filed as Exhibit A to the proxy statement filed on Form 6-K on April 7, 2016, which Exhibit is incorporated herein by reference.
4.10
English translation based on the English version published by FITEL of the Financing Agreement between FITEL and Gilat Networks Peru S.A. dated December 29, 2015, for Broadband Installation for Integral Connectivity and Social Development of the Cusco’s region and a non-literal English translation of the Economic Proposal annexed thereto. Previously filed as Exhibit 4.7 to our Annual Report on Form 20-F for the fiscal year ending December 31, 2015, which Exhibit is incorporated herein by reference.

4.11
English translation based on the English version published by FITEL of the Financing Agreement between the FITEL and Gilat Networks Peru S.A. dated May 27, 2015, for Broadband Installation for Integral Connectivity and Social Development of the Ayacucho’s region and a non-literal English translation of the Economic Proposal annexed thereto. Previously filed as Exhibit 4.8 to our Annual Report on Form 20-F for the fiscal year ending December 31, 2015, which Exhibit is incorporated herein by reference.

4.12
English translation based on the English version published by FITEL of the Financing Agreement between the FITEL and Gilat Networks Peru S.A. dated May 27, 2015, for Broadband Installation for Integral Connectivity and Social Development of the Apurímac’s region and a non-literal English translation of the Economic Proposal annexed thereto. Previously filed as Exhibit 4.9 to our Annual Report on Form 20-F for the fiscal year ending December 31, 2015, which Exhibit is incorporated herein by reference.

4.13
English translation based on the English version published by FITEL of the Financing Agreement between the FITEL and Gilat Networks Peru S.A. dated May 27, 2015, for Broadband Installation for Integral Connectivity and Social Development of the Huancavelica’s region and a non-literal English translation of the Economic Proposal annexed thereto. Previously filed as Exhibit 4.10 to our Annual Report on Form 20-F for the fiscal year ending December 31, 2015, which Exhibit is incorporated herein by reference.

4.14
Copy of Deed of Indemnity dated May 20, 2015 and Deed of Consent dated December 29, 2015, both entered into between Gilat Satellite Networks Ltd. and Amtrust Europe Limited. Previously filed as Exhibit 4.11 to our Annual Report on Form 20-F for the fiscal year ending December 31, 2015, which Exhibit is incorporated herein by reference.

4.15
Copy of Memorandum of Understanding and amendment thereto dated December 28, 2015 and January 28 2016, respectively, entered between Gilat Networks Peru SA, and Amtrust Insurance Spain, SL. Previously filed as Exhibit 4.12 to our Annual Report on Form 20-F for the fiscal year ending December 31, 2015, which Exhibit is incorporated herein by reference.

4.16
Summary in English of the material provisions of an amendment (in Hebrew) dated July 13, 2016, and an amendment (in Hebrew) dated December 15, 2016, to the Letter of Undertaking (in Hebrew) dated August 17, 2015 between Gilat Satellite Networks Ltd. and First International Bank of Israel Ltd.

4.17	Summary in English of the material provisions of the agreement between Gilat Satellite Networks Ltd. and HSBC, dated December 18, 2016.
8.1	List of subsidiaries.
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
13.1	Certification by Chief Executive Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification by Chief Financial Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

101.INS	XBRL Instance Document *.

101.SCH	XBRL Taxonomy Extension Schema Document.

101.PRE	XBRL Taxonomy Presentation Linkbase Document.

101.CAL	XBRL Taxonomy Calculation Linkbase Document.

101.LAB	XBRL Taxonomy Label Linkbase Document.

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
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

GILAT SATELLITE NETWORKS LTD.
By:	/s/ Yona Ovadia
Yona Ovadia
Chief Executive Officer

Date: March 29, 2017

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

GILAT SATELLITE NETWORKS LTD.

We have audited the accompanying consolidated balance sheets of Gilat Satellite Networks Ltd. ("the Company") and its subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive income (loss), changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2016. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries as of December 31, 2016 and 2015, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 29, 2017, expressed an unqualified opinion thereon.

Tel-Aviv, Israel	/s/ KOST FORER GABBAY & KASIERER
March 29, 2017	A Member of Ernst & Young Global

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

GILAT SATELLITE NETWORKS LTD.

We have audited Gilat Satellite Networks Ltd. and its subsidiaries' ("the Company") internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) ("the COSO criteria"). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2016 and our report dated March 29, 2017 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	/s/ KOST FORER GABBAY & KASIERER
March 29, 2017	A Member of Ernst & Young Global

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2016	2015
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$40,133	$18,435
Restricted cash	62,229	100,779
Restricted cash held by trustees	9,058	8,524
Trade receivables, net	89,377	50,984
Inventories	21,469	25,358
Other current assets	17,017	16,223

Total current assets	239,283	220,303

LONG-TERM INVESTMENTS AND RECEIVABLES:
Severance pay funds	7,791	7,545
Other long-term receivables	436	400

Total long-term investments and receivables	8,227	7,945

PROPERTY AND EQUIPMENT, NET	80,837	81,963

INTANGIBLE ASSETS, NET	11,383	17,154

GOODWILL	43,468	43,468

Total assets	$383,198	$370,833

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2016	2015
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term bank credit and loans	$-	$7,000
Current maturities of long-term loans	4,617	4,542
Trade payables	29,625	17,210
Accrued expenses	53,429	23,481
Advances from customers and deferred revenues	37,659	87,632
Advances from customers held by trustees	7,498	8,515
Other current liabilities	13,846	11,394

Total current liabilities	146,674	159,774

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	16,932	21,493
Accrued severance pay	7,485	7,506
Other long-term liabilities	2,281	3,978

Total long-term liabilities	26,698	32,977

COMMITMENTS AND CONTINGENCIES

EQUITY:
Share capital - Ordinary shares of NIS 0.2 par value: Authorized: 90,000,000 shares at December 31, 2016 and 2015; Issued and outstanding: 54,592,667 and 44,333,047 shares at December 31, 2016 and 2015, respectively	2,593	2,048
Additional paid-in capital	920,162	884,126
Accumulated other comprehensive loss	(3,224)	(3,727)
Accumulated deficit	(709,705)	(704,365)

Total equity	209,826	178,082

Total liabilities and equity	$383,198	$370,833

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2016	2015	2014
Revenues:
Products	$214,291	$128,970	$157,531
Services	65,260	68,573	77,602

Total revenues	279,551	197,543	235,133

Cost of revenues:
Products	162,563	94,683	106,905
Services	41,498	48,635	44,593
Impairment of long-lived assets	-	10,137	-

Total cost of revenues	204,061	153,455	151,498

Gross profit	75,490	44,088	83,635

Operating expenses:
Research and development, net	24,853	22,412	25,158
Selling and marketing	23,411	24,823	32,537
General and administrative	26,471	18,644	20,903
Restructuring costs	-	1,508	-
Goodwill impairment	-	20,402	-

Total operating expenses	74,735	87,789	78,598

Operating income (loss)	755	(43,701)	5,037

Financial expenses, net	(4,843)	(7,243)	(3,837)

Income (loss) before taxes on income	(4,088)	(50,944)	1,200
Taxes on income	1,252	1,190	1,901

Loss from continuing operations	(5,340)	(52,134)	(701)
Loss from discontinued operations	-	(200)	(795)

Loss	$(5,340)	$(52,334)	$(1,496)

Loss per share (basic and diluted):
Continuing operations	$(0.10)	$(1.16)	$(0.02)
Discontinued operations	-	(0.00)	(0.02)

Total loss per share	$(0.10)	$(1.16)	$(0.04)

Weighted average number of shares used in computing loss per share:
Basic and diluted	51,970,458	45,026,069	43,777,223

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands

	Year ended December 31,
	2016	2015	2014

Loss	$(5,340)	$(52,334)	$(1,496)

Other comprehensive income (loss):
Foreign currency translation adjustments	514	(3,022)	(2,205)
Change in unrealized gain (loss) on hedging instruments, net	396	(124)	(1,791)
Less - reclassification adjustments for net loss (gain) realized and included in loss	(407)	839	985

Total comprehensive loss	$(4,837)	$(54,641)	$(4,507)

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share data)

	Number of Ordinary shares	Share capital	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total equity

Balance as of January 1, 2014	42,125,774	$1,932	$873,045	$1,591	$(650,535)	$226,033

Issuance of restricted share units (RSU)	332,650	19	-	-	-	19
Stock-based compensation of options and RSUs	-	-	2,427	-	-	2,427
Exercise of stock options	272,000	15	1,152	-	-	1,167
Comprehensive loss	-	-	-	(3,011)	(1,496)	(4,507)

Balance as of December 31, 2014	42,730,424	1,966	876,624	(1,420)	(652,031)	225,139

Issuance of restricted share units (RSU)	283,175	14	-	-	-	14
Stock-based compensation of options and RSUs	-	-	1,901	-	-	1,901
Exercise of stock options	1,319,448	68	5,601	-	-	5,669
Comprehensive loss	-	-	-	(2,307)	(52,334)	(54,641)

Balance as of December 31, 2015	44,333,047	2,048	884,126	(3,727)	(704,365)	178,082

Issuance of shares in a rights offering, net of issuance costs	9,874,170	525	34,560	-	-	35,085
Issuance of restricted share units (RSU)	214,350	11	-	-	-	11
Stock-based compensation of options and RSUs	-	-	908	-	-	908
Exercise of stock options	171,100	9	568	-	-	577
Comprehensive income (loss)	-	-	-	503	(5,340)	(4,837)

Balance as of December 31, 2016	54,592,667	$2,593	$920,162	$(3,224)	$(709,705)	$209,826

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2016	2015	2014

Cash flows from operating activities:

Loss	$(5,340)	$(52,334)	$(1,496)
Loss from discontinued operations	-	(200)	(795)

Loss from continuing operations	(5,340)	(52,134)	(701)
Adjustments required to reconcile loss to net cash provided by (used in) operating activities:
Depreciation and amortization	13,108	15,072	15,951
Goodwill impairment	-	20,402	-
Impairment of long lived assets	-	10,137	-
Stock-based compensation of options and RSUs	908	1,901	2,427
Accrued severance pay, net	(267)	(111)	300
Accrued interest and exchange rate differences on restricted cash and deposits, net	(442)	842	858
Exchange rate differences on long-term loans	(43)	(288)	(416)
Capital loss (gain) from disposal of property and equipment	(88)	82	430
Deferred income taxes, net	4	1	7
Decrease (increase) in trade receivables, net	(37,586)	4,553	(2,457)
Decrease (increase) in other assets (including short-term, long-term and deferred charges)	(3,386)	998	(20,251)
Decrease (increase) in inventories	2,221	(2,821)	(445)
Decrease (increase) in restricted cash directly related to operating activities, net	48,519	(87,004)	-
Increase (decrease) in trade payables	12,454	(5,133)	2,226
Increase in accrued expenses	30,149	2,935	5,401
Increase (decrease) in advances from customers	(53,081)	79,884	(25,935)
Increase (decrease) in advances from customers held by trustees	(18)	(2,243)	14,068
Increase (decrease) in other current liabilities and other long-term liabilities	3,666	(1,860)	(7,625)

Net cash provided by (used in) operating activities	10,778	(14,787)	(16,162)

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2016	2015	2014
Cash flows from investing activities:

Purchase of property and equipment	(4,307)	(3,930)	(12,630)
Investment in restricted cash (including long-term)	(17,001)	(22,717)	(12,788)
Proceeds from restricted cash (including long-term)	7,441	34,120	11,228
Investment in restricted cash held by trustees	(16,200)	(16,634)	(24,869)
Proceeds from restricted cash held by trustees	16,498	21,501	12,306

Net cash provided by (used in) investing activities	(13,569)	12,340	(26,753)

Cash flows from financing activities:

Capital lease payments	(309)	(609)	(234)
Issuance of shares in a rights offering, net of issuance costs	35,085	-	-
Issuance of restricted stock units and exercise of stock option	588	5,683	1,186
Payment of obligation related to the purchase of intangible asset	-	(500)	(500)
Short-term bank credit and loans, net	(7,000)	(5,897)	16,570
Repayment of long-term loans	(4,443)	(4,544)	(4,633)

Net cash provided by (used in) financing activities	23,921	(5,867)	12,389

Effect of exchange rate changes on cash and cash equivalents	568	(977)	(172)

Increase (decrease) in cash and cash equivalents	21,698	(9,291)	(30,698)
Cash and cash equivalents at the beginning of the year	18,435	27,726	58,424

Cash and cash equivalents at the end of the year	$40,133	$18,435	$27,726

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2016	2015	2014
Supplementary cash flow activities:

(1) Cash paid during the year for continuing operations:

Interest	$1,448	$1,507	$1,681

Income taxes	$2,105	$517	$1,582

(2) Non-cash transactions:

Reclassification from inventories to property and equipment	$2,452	$2,519	$2,857

Reclassification from property and equipment to inventories	$733	$114	$381

Capital lease	$-	$26	$1,123

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-	GENERAL

a.	Organization:

Gilat Satellite Networks Ltd. (the "Company") and its subsidiaries (the "Group" or "Gilat") is a global provider of end-to-end broadband satellite communication ("Satcom") network solutions and services. Gilat designs, manufactures and provides full network management and equipment for Satcom as well as professional services to satellite operators and service providers worldwide. The equipment consists of very small aperture terminals ("VSATs"), solid-state power amplifiers ("SSPAs"), block up converters ("BUCs"), low-profile antennas and on-the-Move/on-the-Pause terminals. VSATs are earth-based terminals that transmit and receive broadband internet, voice, data and video via satellite. In addition, Gilat provides integrated small cell solutions with its satellite backhaul for the cellular market. Gilat also provides connectivity services, internet access and telephony to enterprise, government and residential customers over its own networks and also over networks which Gilat installs based on Build Operate Transfer ("BOT") contracts. Additionally, Gilat builds telecommunication infrastructure, typically using fiber-optic and wireless technologies for broadband connectivity.

The Company was incorporated in Israel in 1987 and launched its first generation VSAT in 1989.

The Group's business is managed and reported through three separate reportable segments, consisting of the Group’s Commercial, Mobility and Services divisions. As to the Group's customers, geographic and segment information, see Note 13.

b.	Discontinued operation:

On December 2, 2013, the Company sold its subsidiary, Spacenet Inc. ("Spacenet"), to SageNet of Tulsa, LLC for approximately $ 16,000, subject to certain post-closing adjustments and expenses. The Company recorded a loss of $ 1,385 as a result of this sale. The Company previously provided managed network communications services through Spacenet utilizing satellite wireline and wireless networks and associated technology mainly in the United States. During 2015 and 2014, some of the post-closing adjustments were resolved and consequently the Company incurred additional expenses in their respect of $ 200 and $ 795, respectively, which were accounted as discontinued operations. During 2016, no additional expenses were incurred. Spacenet was previously part of the Services division.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-	GENERAL (Cont.)

c.
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

The consolidated financial statements include the accounts of the Company and its subsidiaries in which the Company has a controlling voting interest and entities consolidated under the variable interest entities ("VIE") provisions of ASC 810, "Consolidation" ("ASC 810"). Inter-company balances and transactions have been eliminated upon consolidation.

Most of the activity of Gilat Colombia S.A. E.S.P. ("Gilat Colombia") consists of operating subsidized projects for the Colombian Ministry of Information Technologies and Communications ("Ministry of ITC") through its "Dirección de Conectividad", or DirCon, (formerly known as Compartel Program). The first projects were originally awarded to Gilat's Colombian subsidiaries in 1999 and 2002 and were extended several times. An additional project was awarded to Gilat Colombia by the Ministry of ITC in 2011 and was completed in December 2013. The subsidiary was awarded another project from the Ministry of ITC in 2013 which is ongoing and scheduled to be completed in 2018.

As required in the bid documents for the Ministry of ITC projects, the Group established trusts (the "Trusts") and entered into governing trust agreements for each project (collectively, the "Trust Agreements"). The Trusts were established for the purpose of holding the network equipment, processing payments to subcontractors, and holding the funds received through the subsidy (the "Subsidy") from the government until they are released in accordance with the terms of the Subsidy and paid to Gilat Colombia. The Trusts are a mechanism to allow the Colombian government to review amounts to be paid with the Subsidy and verify that such funds are used in accordance with the transaction document and the terms of the Subsidy. Gilat Colombia generates revenues both from the Subsidy, as well as from the use of the network that it operates.

The Trusts are considered VIEs and Gilat Colombia is identified as the primary beneficiary of the Trusts.

Under ASC 810, the Company performs ongoing reassessments of whether it is the primary beneficiary of the VIE. The assessment of Company's management is that the Company has the power to direct the activities of a VIE that most significantly impact the VIE's activities (it is responsible for establishing and operating the networks), and the obligation to absorb losses of the VIE that could potentially be significant to the VIE and the right to receive benefits from the VIE that could potentially be significant to the VIE's economic performance. As such, the Trusts were consolidated in the financial statements of the Company since their inception.

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

Short-term restricted cash is either invested in certificates of deposit, which mature within one year, or in short-term highly liquid investments that are restricted to withdrawals or use. As of December 31, 2016, the vast majority of this amount was linked to the dollar. Such certificates of deposit are used as collateral for performance and advance payment guarantees to customers, surety bonds and loans and the lease of the Group's offices, and bear weighted average interest rates of 0.36% and 0.19% as of December 31, 2016 and 2015, respectively.

Long-term restricted cash is primarily invested in certificates of deposit, which mature in more than one year. As of December 31, 2016, the amount is linked to currencies other than the dollar. It bears annual weighted average interest rates of 5.89% and 5.84% as of December 31, 2016 and 2015, respectively. Such certificates of deposit are used as collateral for performance guarantees to customers, loans and the lease of the Group's offices.

f.	Restricted cash held by trustees:

As of December 31, 2016 and 2015, short-term restricted cash held by trustees is invested in a savings bank account linked to the Colombian Peso. The restricted cash is being released based upon performance milestones as stipulated in the agreements with the Ministry of ITC (see Note 2c).

g.	Inventories:

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items, excess inventories, discontinued products, new products introduction and for market prices lower than cost. Any write-off is recognized in the consolidated statement of operations as cost of revenues. In addition, if required, the Group records a liability for firm non-cancelable and unconditional purchase commitments with contract manufacturers for quantities in excess of the Group's future demands forecast consistent with its valuation of excess and obsolete inventory.

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

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets as follows:

Years

Buildings	50
Computers, software and electronic equipment	3 - 16
Office furniture and equipment	3 - 17
Vehicles	5 - 7

Leasehold improvements are amortized by the straight-line method over the term of the lease or the estimated useful life of the improvements, whichever is shorter.

Equipment leased to others under operating leases is carried at cost less accumulated depreciation and depreciated using the straight-line method over the useful life of the assets. The Group has accounted for its assets which are under a capital lease arrangement in accordance with ASC 840 "Leases" ("ASC 840"). Accordingly, assets under a capital lease are stated as assets of the Group on the basis of ordinary purchase prices (without the financing component), and depreciated according to the usual depreciation rates applicable to such assets. The lease payments payable in forthcoming years, net of the interest component included in them, are included in liabilities. The interest in respect of such amounts is accrued on a current basis and is charged to earnings.

i.	Intangible assets:

Intangible assets subject to amortization are initially recognized based on the fair value allocated to them, and subsequently stated at amortized cost. The assets are amortized over their estimated useful lives using the straight-line method over an estimated period during which benefits are expected to be received, in accordance with ASC 350, "Intangible - Goodwill and Other" ("ASC 350") as the following weighted average in years:

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

During 2015, the Company encountered higher than expected expenses related to its subsidized project for the Ministry of ITC, which resulted in operating and cash flow losses from this project. Consequently, the Company identified an impairment loss of property and equipment, net and long-term deferred charges, which are included in "other assets" in the consolidated balance sheet, in the amount of $ 4,106 and $ 6,031, respectively. The total impairment loss in the amount of $ 10,137 was recorded as part of "Impairment of long-lived assets" within cost of revenues in the consolidated statement of operations and is attributed to the Services division.

In 2014 and 2016, no impairments of long-lived assets were recorded.

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

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The provisions of ASC 350 require that the quantitative two-step impairment test will be performed on goodwill at the level of the reporting units. In the first step, or "Step one", the Company compares the fair value of each reporting unit to its carrying value. If the fair value exceeds the carrying value of the net assets, goodwill is considered not impaired, and the Company is not required to perform further testing. If the carrying value of the net assets exceeds the fair value, then the Company must perform the second step, or "Step two", of the impairment test in order to determine the implied fair value of goodwill. To determine the fair value used in Step one, the Company uses discounted cash flows. If and when the Company is required to perform a Step two analysis, determining the fair value of its net assets and its off-balance sheet intangibles, then the Company would be required to make judgments that involve the use of significant estimates and assumptions.

The Company determines the fair value of each reporting unit by using the income approach, which utilizes a discounted cash flow model, as it believes that this approach best approximates the reporting unit's fair value. Judgments and assumptions related to revenue, operating income, future short-term and long-term growth rates, weighted average cost of capital, interest, capital expenditures, cash flows, and market conditions are inherent in developing the discounted cash flow model. The Company considers historical rates and current market conditions when determining the discount and growth rates to use in its analyses. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for its goodwill.

Following the existence of impairment indicators during 2015, the Company performed in that year a goodwill impairment test for the two reporting units in the Mobility Division, using the income approach to value the reporting units' fair value. The impairment test resulted in a goodwill impairment of $ 20,402 attributable to the Wavestream reporting unit. This impairment was recorded as a "Goodwill impairment" within operating expenses in the consolidated statement of operations. The material assumptions used for the income approach were five (5) years of projected cash flows, a long-term growth rate of 4% and discount rate of 13%.

In 2014 and 2016, no impairments of goodwill were recorded.

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

The Group generates revenues mainly from the sale of products, which includes construction of networks, services for satellite-based communications networks, connectivity services, internet access and telephony to enterprises, government and residential customers. These services are rendered under large-scale contracts over the Group's networks which are built using the Group's equipment and also over networks which the Group installs based on BOT contracts. These large‑scale contracts sometimes involve the installation of thousands of VSATs or massive fiber-optic networks. Sale of products includes mainly the sale of VSATs, hubs, SSPAs, low-profile antennas, on-the-move/on-the-pause terminals, and construction and installation of large-scale networks based on BOT contracts. Service revenue includes access to and communication via satellites ("space segment"), installation of equipment, telephone services, internet services, consulting, on-line network monitoring, network maintenance and repair services. The Group sells its products primarily through its direct sales force and indirectly through resellers or system integrators. Sales consummated by the Group's sales force and sales to resellers or system integrators are considered sales to end-users.

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

When a sales arrangement contains multiple elements, such as equipment and services, the Company allocates revenues to each element based on a selling price hierarchy. The selling price for a deliverable is based on its vendor specific objective evidence (''VSOE'') if available, third party evidence (''TPE'') if VSOE is not available, or estimated selling price (''ESP'') if neither VSOE nor TPE is available. In multiple element arrangements, revenues are allocated to each separate unit of accounting for each of the deliverables using the relative selling prices of each of the deliverables in the arrangement based on the aforementioned selling price hierarchy. Where VSOE or TPE does not exist, the Group establishes ESP based on management judgment, considering internal factors such as margin objectives, pricing practices and historical sales.

Revenue from products under sales-type lease contracts is recognized in accordance with ASC 840 upon installation or upon delivery, in cases where the customer obtains its own or other's installation services. The net investments in sales-type leases are discounted at the interest rates implicit in the leases. The present values of payments due under sales-type lease contracts are recorded as revenue at the time of shipment or installation, as appropriate. Future interest income is deferred and recognized over the related lease term as financial income.

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

Deferred revenue and advances from customers represent amounts received by the Group when the criteria for revenue recognition as described above are not met and are included in "Advances from customers and deferred revenues" and "Other long-term liabilities". When deferred revenue is recognized as revenue, the associated deferred charges are also recognized as cost of revenues.

n.	Shipping and advertising expenses:

Selling and marketing expenses include shipping expenses in the amounts of $ 1,367, $ 976 and $ 2,685 for the years ended December 31, 2016, 2015 and 2014, respectively.

Advertising costs are expensed as incurred. Advertising expenses amounted to $ 243, $ 181 and $ 273 for the years ended December 31, 2016, 2015 and 2014, respectively.

o.	Warranty costs:

Generally, the Group provides product warranties for periods between twelve to twenty four months at no extra charge. A provision is recorded for estimated warranty costs based on the Group's experience. Warranty expenses amounted to $ 704, $ 864 and $ 361 for the years ended December 31, 2016, 2015 and 2014, respectively.

p.	Research and development expenses:

Research and development costs are charged to the consolidated statements of operations as incurred and are presented net of government grants. ASC 985, "Software", requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

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

q.	Research and development grants:

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

Research and development grants deducted from research and development expenses amounted to $ 1,624, $ 2,540 and $ 2,477 for the years ended December 31, 2016, 2015 and 2014, respectively.

r.	Accounting for stock-based compensation:

The Company accounts for stock-based compensation in accordance with ASC 718, "Compensation-Stock Compensation" ("ASC 718"). ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service period in the Company's consolidated statement of operations.

The Company recognizes compensation expenses for the value of its awards, based on the straight-line method over the requisite service period of each of the awards, net of estimated forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The Company selected the Black-Scholes-Merton option-pricing model as the most appropriate fair value method for its stock options awards and the fair value of restricted share units ("RSUs") based on the market stock price on the date of grant. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements. The expected term of options granted is based upon historical experience and represents the period of time that options granted are expected to be outstanding. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

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

The Group implements a two-step approach for recognizing and measuring uncertain tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more likely than not to be sustained upon examination.

Measurement (step two) is only addressed if step one has been satisfied (i.e., the position is more likely than not to be sustained) otherwise a full liability in respect of a tax position not meeting the more than likely than not criteria is recognized.

Under step two, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis that is more-likely-than-not to be realized upon ultimate settlement.

The Group classifies interest and penalties on income taxes as financial expenses and general and administrative expenses, respectively.

t.	Concentrations of credit risks:

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents, short-term and long-term restricted cash, short-term restricted cash held by trustees and trade receivables.

The majority of the Group's cash and cash equivalents are invested in dollars with major banks in Israel, the United States and South America. Generally, these cash and cash equivalents may be redeemed upon demand and therefore, management believes that they bear lower risk.

The majority of the Group's short-term and long-term restricted cash are invested in dollars with major banks in South America. The Group is entitled to receive the restricted cash generally based upon actual performance of its projects.

The Company also has restricted cash held by trustees, which is invested in Colombian Pesos with major banks in Colombia. As of December 31, 2016, restricted cash held by the trustees amounted to $ 9,058. The Company is entitled to receive the restricted cash held by the trustee in stages based upon operational milestones. The cash held in the trusts is reflected in the Company's consolidated balance sheet as "Restricted cash held by trustees".

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

Severance pay:

The Company's liability for severance pay for its Israeli employees is calculated pursuant to the Israeli Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees whose employment is terminated by the Company or who are otherwise entitled to severance pay in accordance with Israeli law or labor agreements are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for all of its Israeli employees is partly provided for by monthly deposits for insurance policies and the remainder by an accrual. The value of these policies is recorded as an asset in the Company's consolidated balance sheet.

During April and May 2008 (the "transition date"), the Company amended the contracts of most of its Israeli employees so that starting on the transition date, such employees are subject to Section 14 of the Severance Pay Law, 1963 ("Section 14") for severance pay accumulated in periods of employment subsequent to the transition date. In accordance with Section 14, upon termination, the release of the contributed amounts from the fund to the employee shall relieve the Company from any further severance liability and no additional payments shall be made by the Company to the employee. As a result, the related obligation and amounts deposited on behalf of such obligation are not stated on the consolidated balance sheet, as the Company is legally released from severance obligation to employees once the amounts have been deposited, and the Company has no further legal ownership of the amounts deposited.

The carrying value for the deposited funds for the Company's employees' severance pay for employment periods prior to the transition date include profits and losses accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to the Israeli Severance Pay Law or labor agreements.

Severance pay expenses for the years ended December 31, 2016, 2015 and 2014, amounted to $ 2,577, $ 2,407 and $ 2,652, respectively.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

401(k) profit sharing plans:

The Group has a number of savings plans in the United States that qualify under Section 401(k) of the Internal Revenue Code. U.S. employees may contribute up to 100% of their pretax salary, but not more than statutory limits. Generally, the Group contributes one dollar for each dollar a participant contributes in this plan, in an amount of up to 3% of salary and in addition, in some plans, it contributes fifty cents for each dollar a participant contributes in this plan, for an additional 3%. Matching contributions for all the plans were $ 357, $ 327 and $ 311 for the years ended 2016, 2015 and 2014, respectively. Matching contributions are invested in proportion to each participant's voluntary contributions in the investment options provided under the plan.

v.	Fair value of financial instruments:

The Group applies ASC 820, "Fair Value Measurements and Disclosures" ("ASC 820"). Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., "the exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Group uses various valuation approaches. ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Group. Unobservable inputs are inputs that reflect the Group's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

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

The Group measured the fair value of the forward contracts in accordance with ASC 820 and classified them as level 2. Foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

w.	Restructuring costs:

The Company accounts for restructuring activities in accordance to ASC 420, "Exit or Disposal Cost Obligations", which requires that a liability for a cost associated with an exit or disposal activity be recognized and measured. During 2015, the Company initiated a restructuring plan to improve its operating efficiency at its various operating sites and to reduce its operating expenses. As a result of the restructuring plan, the Company recorded $ 367 for one-time employee termination benefits and $ 1,141 for costs to terminate a manufacturing contract for the year ended December 31, 2015. All of the expenses accrued under the 2015 restructuring plan were paid during 2015 and 2016.

x.	Loss per share:

In accordance with ASC 260, "Earning per Share", basic loss per share is computed based on the weighted average number of Ordinary shares outstanding during each period. Diluted loss per share is computed based on the weighted average number of Ordinary shares outstanding during each period, plus dilutive potential Ordinary shares considered outstanding during the period. The total weighted average number of shares related to the outstanding options excluded from the calculations of diluted loss per share, as they would have been anti-dilutive, was 2,227,150, 3,925,236 and 5,546,082 for the years ended December 31, 2016, 2015 and 2014, respectively.

All employee stock options and RSUs were anti-dilutive for the years ended December 31, 2016, 2015 and 2014, respectively.

The loss per share for the years ended December 31, 2015 and 2014 was adjusted, following the rights offering that the Company consummated in March 2016.

y.	Derivatives and hedging activities:

ASC 815, "Derivatives and Hedging" ("ASC 815"), as amended, requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income (loss). If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income (loss) until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company measured the fair value of the forward contracts in accordance with ASC 820 (classified as level 2).

A subsidiary of the Company entered into forward contracts in order to hedge the exposure to variability in expected future cash flows resulting from changes in related foreign currency exchange rates.

The Company entered into forward contracts to hedge against the risk of changes in future cash flow from payments of payroll and related expenses denominated in New Israeli Shekels ("NIS").

z.	Comprehensive income (loss):

The Company accounts for comprehensive income (loss) in accordance with ASC 220, "Comprehensive Income". Comprehensive income (loss) generally represents all changes in equity during the period except those resulting from investments by, or distributions to, shareholders. The Company determined that its items of other comprehensive income (loss) relate to unrealized gains and losses on hedging derivative instruments and foreign currency translation adjustments.

The following table shows the components of accumulated other comprehensive income (loss), as of December 31, 2016 and 2015:

	Year ended December 31, 2016
	Foreign currency translation adjustments	Unrealized gains (losses) on cash flow hedges	Total

Beginning balance	$(3,636)	$(91)	$(3,727)

Other comprehensive income before reclassifications	514	396	910
Amounts reclassified from accumulated other comprehensive income	-	(407)	(407)

Net current-period other comprehensive income (loss)	514	(11)	503

Ending balance	$(3,122)	$(102)	$(3,224)

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	Year ended December 31, 2015
	Foreign currency translation adjustments	Unrealized gains (losses) on cash flow hedges	Total

Beginning balance	$(614)	$(806)	$(1,420)

Other comprehensive loss before reclassifications	(3,022)	(124)	(3,146)
Amounts reclassified from accumulated other comprehensive loss	-	839	839

Net current-period other comprehensive income (loss)	(3,022)	715	(2,307)

Ending balance	$(3,636)	$(91)	$(3,727)

aa.	Impact of recently issued accounting pronouncements:

In May 2014, the FASB issued Accounting Standard Update No. 2014-09, Revenue from Contracts with Customers (Topic 606). The core principle of the new guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU is effective for the Company in 2018 using either of two methods: (i) retrospective application of ASU 2014-09 to each prior reporting period presented with the option to elect certain practical expedients as defined within ASU 2014-09; or (ii) retrospective application of ASU 2014-09 with the cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application and providing certain additional disclosures as defined per ASU 2014-09 ("Modified Retrospective Adoption Transition Method").

The Company has established an implementation team and has started analyzing the impact of the guidance. The Company is in the process of reviewing its current accounting policies and practices to identify potential differences that would result from applying the requirements of the guidance to its revenue contracts and related expenses. The Company intends to complete the process during 2017 and adopt the new standard on January 1, 2018 using the Modified Retrospective Adoption Transition Method.

Based on the preliminary evaluations to date, the Company identified several issues that may be treated differently under the new revenue standard, such as: a) Incremental costs of obtaining a contract - Capitalization and amortization of incremental costs of obtaining a contract, such as sales commissions, will be recognized as assets if they are recoverable. The asset will be amortized on a systematic basis consistent with the pattern of the transfer of the goods or services to which the asset relates. Currently, the Company expenses commissions cost as incurred; b) Limitation of revenue recognition to the amount that is not contingent - Currently, the amount allocable to the delivered items is limited to the amount that is not contingent upon the delivery of additional items or meeting a specified performance condition. However, this limitation does not exist under the new standard, which might cause an earlier recognition than current guidance.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The foregoing observations are subject to change as the Company completes its evaluation and implementation process.

The FASB has issued, and may issue in the future, interpretive guidance which may cause the Company's evaluation to change. The Company believes it is following an appropriate timeline to allow for proper recognition, presentation and disclosure upon adoption effective the beginning of fiscal year 2018.

In March 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting revenue gross versus net) ("ASU 2016-08"), which clarifies the implementation guidance on principal versus agent considerations. In April 2016, the FASB issued ASU 2016-10, Identifying Performance Obligations and Licensing (Topic 606) ("ASU 2016-10"), which amends its new revenue recognition guidance on identifying performance obligations and accounting for licenses of intellectual property. Both ASU 2016-08 and ASU 2016-10 are effective upon the adoption of ASU 2014-09.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) ("ASU 2016-02"). The new guidance requires lessees to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with terms of more than 12 months. ASU 2016-02 also will require disclosures designed to give financial statement users information on the amount, timing, and uncertainty of cash flows arising from leases. ASU 2016-02 is effective for annual reporting periods beginning after December 15, 2018 including interim periods within those fiscal years, but early adoption is permitted. The ASU requires a modified retrospective transition approach and provides certain optional transition relief. The Company is currently evaluating when it will adopt this new standard and the expected impact on its consolidated financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-05, Derivatives and Hedging (Topic 815): Effect of Derivative Contract Novations on Existing Hedge Accounting Relationships” (“ASU 2016-05”), which clarifies that a change in the counter party to a derivative instrument designated as a hedging instrument does not require designation of that hedging relationship, provided that all other hedge accounting criteria are met. ASU 2016-05 is effective for annual periods beginning after December 15, 2016. Early adoption is permitted as of the beginning of an interim period on a modified retrospective basis. The Company does not expect that this new guidance will have a material impact on its consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, Compensation – Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting (“ASU 2016-09”). ASU 2016-09 simplifies several aspects of the accounting for employee share-based payment transactions, including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, as well as classification in the statement of cash flows. ASU 2016-09 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2016. The impact of adoption on the Company’s consolidated financial statements is not material.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments ("ASU 2016-15"). This new standard clarifies certain aspects of the statement of cash flows, including the classification of debt prepayment or debt extinguishment costs or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims, proceeds from the settlement of corporate-owned life insurance policies, distributions received from equity method investees and beneficial interests in securitization transactions. This new standard also clarifies that an entity should determine each separately identifiable source of use within the cash receipts and payments on the basis of the nature of the underlying cash flows. In situations in which cash receipts and payments have aspects of more than one class of cash flows and cannot be separated by source or use, the appropriate classification should depend on the activity that is likely to be the predominant source or use of cash flows for the item. ASU 2016-15 will generally be applied retrospectively and is effective for annual periods beginning after December 15, 2017. Early application is permitted. The Company does not expect that this new guidance will have a material impact on its consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash ("ASU 2016-18"), which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. ASU 2016-18 will be effective for the Company in the first quarter of 2018 and early adoption is permitted. The Company expects the adoption will affect its operating and investing activities in its consolidated statements of cash flow as both activities include material changes in the restricted cash balances.

In January 2017, the FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Accounting for Goodwill Impairment ("ASU 2017-04"). ASU 2017-04 eliminates Step 2 of the goodwill impairment test, which requires the calculation of the implied fair value of goodwill by assigning the fair value of a reporting unit to all of its assets and liabilities as if that reporting unit had been acquired in a business combination. Instead, an entity will compare the fair value of a reporting unit with its carrying amount and recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value. ASU 2017-04 is effective for annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. The Company is currently evaluating the expected impact of the standard on its consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:-	INVENTORIES

a.	Inventories are comprised of the following:

	December 31,
	2016	2015

Raw materials, parts and supplies	$6,461	$7,084
Work in progress	6,541	7,471
Finished products	8,467	10,803

	$21,469	$25,358

b.	Inventory write-offs totaled $ 4,833, $ 2,054 and $ 1,002 in 2016, 2015 and 2014, respectively.

NOTE 4:-	PROPERTY AND EQUIPMENT, NET

a.	Composition of property and equipment, grouped by major classifications, is as follows:

	December 31,
	2016	2015
Cost:

Buildings and land	$90,564	$93,499
Computers, software and electronic equipment	44,993	70,590
Equipment leased to others	76,917	73,798
Office furniture and equipment	5,930	7,782
Vehicles	444	436
Leasehold improvements	2,548	2,330

	221,396	248,435
Accumulated depreciation and impairment *)	140,559	166,472

Depreciated cost	$80,837	$81,963

*)
During the year ended December 31, 2015, the Company recorded an impairment loss of $ 4,106. The impairment loss was recorded as reduction of the cost of equipment leased to others and computers, software and electronic equipment in the amount of $ 4,030 and $ 76, respectively.

**)
The Company recorded a reduction of $ 33,299 to the cost and accumulated depreciation of fully depreciated equipment and leasehold improvements that are no longer in use for the year ended December 31, 2016.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4:-	PROPERTY AND EQUIPMENT, NET (Cont.)

b.	Depreciation expenses totaled $ 7,337, $ 9,256 and $ 10,091 in 2016, 2015 and 2014, respectively.

c.
At December 31, 2016 and 2015, property and equipment under capital leases consisted of assets with depreciable cost of $ 1,121. Accumulated depreciation under capital leases amounted to $ 559 and $ 334 as of December 31, 2016 and 2015, respectively.

d.	As for pledges and securities, see also Note 11e.

NOTE 5:-	INTANGIBLE ASSETS, NET

a.	Composition of intangible assets, grouped by major classifications, is as follows:

	December 31,
	2016	2015
Original amounts:

Technology	$42,504	$42,504
Customer relationships	4,466	4,466
Marketing rights and patents	3,421	3,421

	50,391	50,391
Accumulated amortization:

Technology	33,243	28,271
Customer relationships	3,999	3,419
Marketing rights and patents	1,766	1,547

	39,008	33,237

	$11,383	$17,154

b.	Amortization expenses amounted to $ 5,771, $ 5,816 and $ 5,860 for the years ended December 31, 2016, 2015 and 2014, respectively.

c.	Estimated amortization expenses for the following years is as follows:

Year ending December 31,

2017	$5,674
2018	3,275
2019	911
2020	441
2021 and thereafter	1,082

$11,383

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6:-	GOODWILL

	December 31,
	2016	2015

Goodwill *)	$105,647	$105,647
Accumulated impairment losses **)	(62,179)	(62,179)

	$43,468	$43,468

*)	The carrying amount of the goodwill is associated with the Mobility Division.

**)	During the year ended December 31, 2015, the Company recorded an impairment loss of $ 20,402 (see also note 2k).

NOTE 7:-	COMMITMENTS AND CONTINGENCIES

a.	Lease commitments:

Minimum lease commitments of certain subsidiaries under non-cancelable operating lease agreements with respect to premises occupied by them, at rates in effect subsequent to December 31, 2016, are as follows:

Lease
Year ending December 31,	commitments

2017	$1,661
2018	1,176
2019	312

$3,149

Rent expenses during the years ended December 31, 2016, 2015 and 2014 were $ 2,568, $ 2,548 and $ 2,966, respectively.

Some of the Group's lease agreements do not include renewal options.

b.	Commitments with respect to space segment services:

The Company provides its customers with space segment capacity services, which are purchased from third parties. Future minimum payments due for space segment services to be rendered subsequent to December 31, 2016, are as follows:

Year ending December 31,

2017	$7,960
2018	1,878
2019	123

$9,961

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:-	COMMITMENTS AND CONTINGENCIES (Cont.)

Space segment services expenses during the years ended December 31, 2016, 2015 and 2014 were $ 10,278, $ 8,333 and $ 7,913, respectively.

c.
In 2016 and 2015, the Company's primary material purchase commitments were with inventory suppliers. The Company's material inventory purchase commitments are based on purchase orders, or on outstanding agreements with some of the Company's suppliers of inventory. As of December 31, 2016 and 2015, the Company's major outstanding inventory purchase commitments amounted to $ 13,494 and $ 14,213, respectively, all of which were orders placed or commitments made in the ordinary course of its business. As of December 31, 2016 and 2015, $ 5,530 and $ 3,789, respectively, of these orders and commitments, were from suppliers which can be considered sole or limited in number.

d.	Royalty commitments:

1.
The Company is committed to pay royalties to the Israel Innovation Authority ("IIA"), formerly known as the Office of the Chief Scientist, of the Ministry of Economy of the Government of Israel on proceeds from sales of products resulting from the research and development projects in which the IIA participated with royalty bearing grants. In the event that development of a specific product in which the IIA participated is successful, the Company will be obligated to repay the grants through royalty payments at the rate of 3% to 5% based on the sales of the Company, up to 100% of the grants received linked to the dollar. Grants are subject to interest at a rate equal to the 12 month LIBOR rate. The obligation to pay these royalties is contingent upon actual sales of the products and, in the absence of such sales, no payment is required.

As of December 31, 2016 and 2015, the Company had a contingent liability to pay royalties in the amount of approximately $ 1,237 and $ 749, respectively.

The Company did not pay or accrue any amounts for such royalties during the years ended December 31, 2016, 2015 and 2014.

2.
Research and development projects undertaken by the Company were partially financed by the Binational Industrial Research and Development Foundation ("BIRD Foundation"). The Company is committed to pay royalties to the BIRD Foundation at a rate of 5% of sales proceeds generating from projects for which the BIRD Foundation provided funding up to 150% of the sum financed by the BIRD Foundation.

The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required.

As of December 31, 2016 and 2015, the Company had a contingent liability to pay royalties in the amount of approximately $ 121.

The Company did not pay or accrue any amounts for such royalties during the years ended December 31, 2016, 2015 and 2014.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:-	COMMITMENTS AND CONTINGENCIES (Cont.)

e.	Litigation:

In 2003, the Brazilian tax authority filed a claim against the Company's subsidiary in Brazil (an inactive company), for the payment of taxes allegedly due by the subsidiary. Several legal proceedings with respect to this matter were carried out in the Brazilian courts. These proceedings were concluded with a final unfavorable decision against the subsidiary in February and March 2016. As of December 31, 2016, the total amount of this claim, including interest, penalties and legal fees, is approximately $ 10,100, of which approximately $ 1,200 is principal. Based on the Company's external legal counsel's opinion, the Company believes that any foreclosure procedures against the subsidiary cannot be legally redirected to any of the Group's entities and managers. Accordingly, the chances that such redirection will lead to a loss recognition are remote and therefore, the Company did not record any accrual related to this litigation.

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

f.	Pledges and securities, see Note 11e.

g.	Guarantees:

The Group guarantees its performance to certain customers (generally to government entities) through bank guarantees, surety bonds from insurance companies and corporate guarantees. Guarantees are often required for the Group's performance during the installation and operational periods. The guarantees typically expire when certain operational milestones are met.

As of December 31, 2016, the aggregate amount of bank guarantees and surety bonds from insurance companies outstanding in order to secure the Group's various performance obligations was $ 139,676, including an aggregate of $ 135,844 on behalf of its subsidiaries in Peru. The Group has $ 24,143 of restricted cash to these guarantees.

In accordance with ASC 460, "Guarantees" ("ASC 460"), as the guarantees above are performance guarantees for the Group's own performance, such guarantees are excluded from the scope of ASC 460. The Group has not recorded any liability for such amounts, since the Group expects that its performance will be acceptable. To date, no guarantees have ever been exercised against the Group.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:-	DERIVATIVE INSTRUMENTS

The following table details the fair value of derivative instruments in the consolidated balance sheet:

		Fair value of derivative instruments
		December 31,
	Balance sheet line item	2016	2015
Derivative:
Foreign exchange forward contracts (1)	Other current liabilities	$-	$(57)

Foreign exchange forward contracts (2)	Other current liabilities	$(102)	$(91)

(1)
To protect against changes in value of forecasted foreign currency cash flows a subsidiary entered into forward contracts in order to hedge the exposure to variability in expected future cash flows resulting from changes in related foreign currency exchange rates. These contracts did not meet the requirement for hedge accounting. The amount recorded as financial income (expense) related to these contracts in 2016, 2015 and 2014 was $ (670), $ 2,116 and $ 1,949, respectively. As of December 31, 2016 there are no outstanding forward contracts that did not meet the requirement for hedge accounting.

(2)
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

During the years ended December 31, 2016, 2015 and 2014, the Company recognized net income (loss) related to the effective portion of its hedging instruments. The effective portion of the hedged instruments has been included as an offset (addition) of payroll expenses and other operating expenses in the consolidated statement of operations in the following line items:

	Year ended December 31,
	2016	2015	2014

Cost of revenues of products	$(53)	$(100)	$(107)
Cost of revenues of services	(24)	(55)	(76)
Research and development, net	(154)	(291)	(337)
Selling and marketing	(72)	(180)	(166)
General and administrative	(90)	(187)	(201)

	$(393)	$(813)	$(887)

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:-	DERIVATIVE INSTRUMENTS (Cont.)

The ineffective portion of the hedged instrument which was recorded during the years ended December 31, 2016, 2015 and 2014, was immaterial and has been recorded as financial income (expenses).

NOTE 9:-	EQUITY

a.	Share capital:

1.	Ordinary shares confer upon their holders voting rights, the right to receive cash dividends and the right to share in excess assets upon liquidation of the Company.

2.
In March 2016, the Company consummated a rights offering, in which the Company granted, at no charge to the holders of the Company's ordinary shares as of the record date for the rights offering, for each nine (9) ordinary shares owned, one non-transferable subscription right to purchase two ordinary shares at a price of $ 7.16 (reflecting a price of $ 3.58 per share). Through this rights offering the Company issued 9,874,170 ordinary shares and raised a gross amount of $ 35,350. Issuance expenses amounted to $ 265.

b.	Stock option plans:

Description of plans:

The Company had three stock option plans, the 2003 Stock Option and Incentive Plans, the 2005 and 2008 Stock Incentive Plans (the "Plans").  The 2003 Plan and the 2005 Plan expired in 2013 and 2012, respectively. As of December 31, 2016 there are no options and RSUs outstanding under the 2003 Plan and the 2005 Plan.

In October 2008, the compensation stock option committee of the Company's Board of Directors approved the adoption of the 2008 Stock Incentive Plan (the "2008 Plan") with 1,000,000 shares or stock options available for grant and a sub-plan to enable qualified optionees certain tax benefits under the Israeli Income Tax Ordinance. Among the incentives that may be adopted are stock options, performance share awards, performance share unit awards, restricted shares, restricted share unit awards and other stock-based awards. In October 2010, April 2012, April 2015 and April 2016, the Company's Board of Directors approved, in the aggregate, a 4,030,000 shares increase in the number of shares available for grant under the 2008 Plan to a total of 5,030,000 shares available for future grants. As of December 31, 2016, an aggregate of 113,638 shares are still available for future grants under the 2008 Plan.

Options granted under the 2008 Plan vest quarterly over two to four years or annually over four years. The options expire after six, seven or ten years from the date of grant. RSUs granted under the 2008 Plan and vest quarterly or annually over four years. Any options or RSUs, which are forfeited or canceled before expiration of the 2008 Plan, become available for future grants.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:-	EQUITY (Cont.)

Valuation assumptions:

The Company estimates the fair value of the stock options granted using the Black-Scholes-Merton option-pricing model, which requires a number of assumptions: the expected volatility is based upon actual historical stock price movements; the expected term of options granted is based upon historical experience and represents the period of time that options granted are expected to be outstanding; the risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

Options granted to employees:

The fair value of the Company's stock options granted to employees for the years ended December 31, 2016, 2015 and 2014 was estimated using the following weighted average assumptions:

	Year ended December 31,
	2016	2015	2014

Risk free interest	1.08%-1.62%	1.24%-1.61%	1.43%-1.73%
Dividend yields	0%	0%	0%
Volatility	33%-35%	33%-34%	34%-36%
Expected term (in years)	4.8	4.8	4.8

No options were granted to non-employees during the years ended December 31, 2016, 2015 and 2014.

A summary of employee option balances under the 2008 Plan as of December 31, 2016 and changes during the year ended December 31, 2016 are as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value (in thousands)

Outstanding at January 1, 2016	1,501,100	$5.0	4.3	$74
Granted	1,267,500	$4.9
Exercised	(171,100)	$3.3
Forfeited	(197,500)	$5.7

Outstanding at December 31, 2016	2,400,000	$5.0	4.4	$380

Exercisable at December 31, 2016	753,081	$5.1	3.3	$101

Vested and expected to vest at December 31, 2016	2,270,670	$5.0	4.4	$360

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:-	EQUITY (Cont.)

A summary of employee option balances under the Plans as of December 31, 2015 and 2014 and changes during the years ended on those dates are as follows:

	Year ended December 31,
	2015		2014
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Options outstanding at beginning of year	4,431,383	$5.0	5,374,000	$5.0
Granted	570,000	$5.5	600,000	$5.2
Exercised	(1,307,448)	$4.3	(272,000)	$4.0
Expired	(1,209,005)	$5.7	(21,750)	$6.5
Forfeited	(983,830)	$5.5	(1,248,867)	$5.2

Options outstanding at end of year	1,501,100	$5.0	4,431,383	$5.0

Options exercisable at end of year	555,182	$4.7	3,357,465	$5.2

The weighted-average grant-date fair value of options granted to employees during the years ended December 31, 2016, 2015 and 2014 was $ 1.26, $ 1.46 and $ 1.51, respectively. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing stock price on the last trading day of the year 2016 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2016. These amounts change based on the fair market value of the Company's stock. Total intrinsic value of options exercised for the years ended December 31, 2016, 2015 and 2014 was $ 180, $ 1,911 and $ 247, respectively.

The outstanding and exercisable options granted to employees under the 2008 Plan as of December 31, 2016, have been separated into ranges of exercise price as follows:

	Options	Weighted		Options	Weighted
	outstanding	average	Weighted	exercisable	average exercise
Ranges of	as of	remaining	average	as of	price of
exercise	December 31,	contractual	exercise	December 31,	exercisable
price	2016	life (years)	price	2016	options

$3.14-4.62	360,000	4.2	$4.1	104,250	$4.0
$4.79-6.72	2,040,000	4.5	$5.2	648,831	$5.3

	2,400,000	4.4	$5.0	753,081	$5.1

Restricted Share Units ("RSUs") granted to employees and non-employees:

The fair value of RSUs is estimated based on the market value of the Company's stock on the date of the award.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:-	EQUITY (Cont.)

During 2016, 2015 and 2014, the Company did not grant any RSUs. Previously granted RSUs vest over a four year period. The following table summarizes information regarding the number of RSUs issued and outstanding as of December 31, 2016, 2015 and 2014 and changes during the years ended on those dates:

 Employees:

	Year ended December 31,
	2016		2015		2014
	Number of RSUs	Weighted average grant date fair value	Number of RSUs	Weighted average grant date fair value	Number of RSUs	Weighted average grant date fair value

RSUs outstanding at the beginning of the year	244,200	$4.1	571,625	$4.1	991,276	$4.1
Vested	(214,350)	$4.0	(281,675)	$4.0	(323,650)	$4.1
Forfeited	(21,750)	$5.0	(45,750)	$3.9	(96,001)	$4.1

RSUs outstanding at the end of the year	8,100	$5.8	244,200	$4.1	571,625	$4.1

As of December 31, 2016, there were no outstanding RSUs to non-employees.

Additional stock-based compensation data:

As of December 31, 2016, there was $ 1,768 of unrecognized compensation costs related to non-vested stock-based compensation arrangements granted to employees under the 2008 Plan and no unrecognized compensation costs related to non-vested stock-based compensation arrangements granted to non-employees under the 2008 Plan. The cost related to employees is expected to be recognized over a weighted-average period of 1.52 years.

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

2.	Pursuant to the terms of a loan from a bank (see also Note 11e), the Company is restricted from paying cash dividends to its shareholders without initial approval from the bank.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-	TAXES ON INCOME

a.	Accounting for uncertainty in income taxes:

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	December 31,
	2016	2015

Balance at beginning of year	$871	$1,214
Reductions for prior years' tax position	(95)	(343)

Balance at the end of year	$776	$871

The unrecognized tax benefits include accrued penalties and interest of $ 304 and $ 250 as of December 31, 2016 and 2015, respectively. During the years ended December 31, 2016, and 2015, the Group recorded income of $ 54 and $ 13 on the reversal of penalties and interest, respectively. The unrecognized tax benefits as of December 31, 2016 and 2015 would, if recognized, reduce the annual effective tax rate.

The Group expects a reversal of approximately $ 58 of unrecognized tax benefits in the next 12 months.

The Company and its subsidiaries file income tax returns in Israel and in other jurisdictions of its subsidiaries. As of December 31, 2016, the tax returns of the Company and its main subsidiaries are open to examination by the tax authorities for the tax years 2010 through 2015.

b.	Israeli taxation:

1.	Corporate tax rates:

Generally, income of Israeli companies is subject to corporate tax. The corporate tax rate in Israel, effective as of January 1, 2017, is 24%, compared with 25% in 2016 and 26.5% in 2015 and 2014. The corporate tax rate in Israel is scheduled to be further reduced to 23% from January 1, 2018.

2.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the "Law"):

Certain production facilities of the Company have been granted 'Benefitted Enterprise' status under the provision of the Law.

The Company was eligible under the terms of minimum qualifying investment and elected 2005 and 2011 as the Years of Election.

Income derived from Benefitted Enterprises is tax exempt for a period of two years out of the period of benefits. Based on the percentage of foreign shareholding in the Company, income derived during the remaining years of benefits is taxable at the rate of 10%-25%.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-	TAXES ON INCOME (Cont.)

The periods of benefits of the Benefitted Enterprises will expire in 2017 and in 2023. As of December 31, 2016, the Company did not generate income from the Benefitted Enterprises.

The Company does not expect to pay any cash dividends. In the event of distribution of dividends from the above mentioned tax exempt income, the amount distributed would be taxed at a corporate tax rate of 10% to 25%, depending on the level of foreign investment in the Company.

Income from sources other than a "Benefitted Enterprise" during the benefit period is subject to tax at the regular corporate tax rate (26.5% in 2014 - 2015, 25% in, 2016, 24% for 2017 and 23% effective as of January 1, 2018).

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

According to an Amendment from December 2016, a preferred enterprise located in development area A will be subject to a tax rate of 7.5% instead of 9% effective from January 1, 2017 and thereafter (the tax rate applicable to preferred enterprises located in other areas remains at 16%).

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

The Amendment also prescribes special tax tracks for technological enterprises, which are subject to rules that are to be issued by the Minister of Finance by March 31, 2017.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-	TAXES ON INCOME (Cont.)

The new tax tracks under the Amendment are as follows:

Technological preferred enterprise - an enterprise for which total consolidated revenues of its parent company and all subsidiaries are less than NIS 10 billion. A technological preferred enterprise, as defined in the Law, which is located in the center of Israel will be subject to tax at a rate of 12% on profits deriving from intellectual property (in development area A - a tax rate of 7.5%).

Special technological preferred enterprise - an enterprise for which total consolidated revenues of its parent company and all subsidiaries exceed NIS 10 billion. Such enterprise will be subject to tax at a rate of 6% on profits deriving from intellectual property, regardless of the enterprise's geographical location.

Any dividends distributed to "foreign companies", as defined in the Law, deriving from income from the technological enterprises will be subject to tax at a rate of 4%.

The definitive criteria to determine the tax benefits were not established as of December 31, 2016 and the related regulations are expected to be issued by March 31, 2017. Accordingly, the above changes in the tax rates relating to technological enterprises were not taken into account in the computation of deferred taxes as of December 31, 2016.

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

As of December 31, 2016, the Company had operating loss carry forwards for Israeli income tax purposes of approximately $ 87,000, which may be offset indefinitely against future taxable income.

The Company's U.S. subsidiaries had carryforward tax losses of approximately $ 30,000 as of December 31, 2016. Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of Internal Revenue Code of 1986 and similar state provisions. The annual limitations may result in the expiration of net operating loss before utilization. In the U.S., carryforward tax losses can be utilized within 20 years.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-	TAXES ON INCOME (Cont.)

The Group has carryforward tax losses relating to other subsidiaries in Europe and Latin America of approximately $ 10,000 (which can be utilized within 9 years) and $ 30,000 ($ 12,000 can be utilized within 4 years and $ 18,000 can be utilized indefinitely), as of December 31, 2016 respectively.

e.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Group’s deferred tax liabilities and assets are as follows:

		December 31,
		2016	2015
1.	Provided in respect of the following:

	Carryforward tax losses	$39,734	$30,352
	Temporary differences relating to property, equipment and intangibles	3,936	3,980
	Other	9,458	7,448

	Gross deferred tax assets	53,128	41,780

	Valuation allowance	(48,225)	(36,393)

	Net deferred tax assets	4,903	5,387

	Gross deferred tax liabilities
	Temporary differences relating to property, equipment and intangibles	(4,839)	(5,319)

	Net deferred tax assets (foreign)	$64	$68

2.	Deferred taxes are included in the consolidated balance sheets, as follows:

	Current assets	$64	$68

3.
As of December 31, 2016, the Group increased the valuation allowance by $ 11,832, resulting from changes in temporary differences relating to property, equipment and intangibles and from carryforward tax losses. The Company provided valuation allowance for a significant portion of the deferred tax regarding the carryforwards losses and other temporary differences that management believes is not expected to be realized in the foreseeable future.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-	TAXES ON INCOME (Cont.)

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

f.	Reconciling items between the statutory tax rate of the Company and the effective tax rate:

	Year ended December 31,
	2016	2015	2014
Income (loss) before taxes on income from continuing operations , as reported in the consolidated statements of operations	$(4,088)	$(50,944)	$1,200

Statutory tax rate	25.0%	26.5%	26.5%

Theoretical tax expenses (income) on the above amount at the Israeli statutory tax rate	$(1,022)	$(13,500)	$318
Currency differences	(2,174)	1,709	2,545
Tax adjustment in respect of different tax rates and "Benefitted Enterprise" status	(5,580)	(131)	1,425
Changes in valuation allowance	11,832	6,273	(14,781)
Forfeiture of carryforward tax losses	261	929	13,549
Wavestream goodwill impairment	-	6,937	-
Exempt revenues - subsidy	(4,224)	(2,573)	(2,561)
Nondeductible expenses and other differences	2,159	1,546	1,406

	$1,252	$1,190	$1,901

g.	Taxes on income included in the consolidated statements of operations:

	Year ended December 31,
	2016	2015	2014

Current	$1,233	$1,108	$1,562
Prior years	15	81	332
Deferred	4	1	7

	$1,252	$1,190	$1,901

Domestic	$555	$679	$800
Foreign	697	511	1,101

	$1,252	$1,190	$1,901

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-	TAXES ON INCOME (Cont.)

h.	Income (loss) before taxes on income from continuing operations:

	Year ended December 31,
	2016	2015	2014

Domestic	$(8,056)	$(12,273)	$(9,568)
Foreign	3,968	(38,671)	10,768

	$(4,088)	$(50,944)	$1,200

i.	Tax assessments:

The Company's tax assessments through 2012 are considered final. The Company is currently undergoing a tax assessment audit by the Israeli Tax Authority for the 2013 and 2014 tax years.

NOTE 11:-	SUPPLEMENTARY CONSOLIDATED BALANCE SHEET INFORMATION

a.	Trade receivables, net:

	December 31,
	2016	2015

Billed	$57,320	$53,150
Unbilled *)	41,713	-
	99,033	53,150

Less - Allowance for doubtful accounts	(9,656)	(2,166)

	$89,377	$50,984

*) The unbilled amount was recognized based on the progress of the construction phase of a large-scale project in Peru (the "Project"). As part of the construction phase, the Company's subsidiary in Peru deploys a wireless network in rural areas. The Project is accounted as a Production-Type Contract using the percentage-of-completion method. The unbilled amount, for which the Company has enforceable rights, will become due at the time the first milestone is reached. The milestone occurs upon the completion of certain objective, representing the progress of the project, which vary between the different areas and type of networks.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	SUPPLEMENTARY CONSOLIDATED BALANCE SHEET INFORMATION (Cont.)

b.	Other current assets:

	December 31,
	2016	2015

Governmental authorities	$6,184	$3,785
Prepaid expenses	3,784	4,765
Deferred charges	3,817	2,316
Employees	90	96
Grants receivable	276	1,540
Advance payments to suppliers	1,824	2,875
Deferred taxes	64	68
Other	978	778

	$17,017	$16,223

c.	Short-term bank credit and loans:

The following is classified by currency and interest rates:
	Weighted average interest rate		December 31,
	December 31,
	2016	2015	2016	2015
	%

In U.S. dollars	-	1.05	-	$7,000

d.	Other current liabilities:

	December 31,
	2016	2015

Payroll and related employee accruals	$10,971	$9,037
Derivative instruments	103	148
Government authorities	585	1,167
Other	2,187	1,042

	$13,846	$11,394

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	SUPPLEMENTARY CONSOLIDATED BALANCE SHEET INFORMATION (Cont.)

                        e. Long-term loans:

		Interest rate for			December 31,
		2016	2015		2016	2015
	Linkage	%		Maturity

Loans from banks:
(a)	U.S. dollars	4.77	4.77	2017-2022	$20,000	$24,000
(b)	Euro	EURIBOR +2.75	EURIBOR +2.75	2017-2020	1,458	1,835
(c)	Euro	6.0	6.0	2017	91	200

					21,549	26,035
Less - current maturities					4,617	4,542

					$16,932	$21,493

(a)
The Company entered into a loan agreement with an Israeli bank. The loan is secured by a floating charge on the assets of the Company, and is further secured by a fixed pledge (mortgage) on the Company's real estate in Israel. In addition, there are financial covenants associated with the loan. As of December 31, 2016 the Company is in compliance with these covenants.

(b)	A Dutch subsidiary of the Company entered into a mortgage and loan agreement with a German bank. The amount of the mortgage is collateralized by the subsidiary's facilities in Germany.

(c)	Raysat BG entered into a mortgage business loan with a Bulgarian bank. The amount of the mortgage is collateralized by Raysat BG’s building in Bulgaria.

f.	Long-term debt maturities for loans after December 31, 2016, are as follows:

Year ending December 31,

2017	$4,617
2018	4,421
2019	4,421
2020	4,090
2021 and thereafter	4,000

$21,549

Interest expenses on the long-term loans amounted to $ 1,066, $ 1,237 and $ 1,553 for the years ended December 31, 2016, 2015 and 2014, respectively.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	SUPPLEMENTARY CONSOLIDATED BALANCE SHEET INFORMATION (Cont.)

g.	Other long-term liabilities:

	December 31,
	2016	2015

Long-term tax accrual	$776	$871
Deferred revenue	-	15
Other	1,505	3,092

	$2,281	$3,978

NOTE 12:-	SELECTED CONSOLIDATED STATEMENTS OF OPERATIONS DATA

a.	Allowance for doubtful accounts:

	Year ended December 31,
	2016	2015	2014

Balance at beginning of year	$2,166	$2,476	$3,179
Increase during the year	7,907	1,369	218
Amounts collected	(379)	(85)	(130)
Write-off of bad debts	(38)	(1,594)	(791)

Balance at the end of year	$9,656	$2,166	$2,476

b.	Financial expenses, net:

	Year ended December 31,
	2016	2015	2014
Income:

Interest on cash equivalents, bank deposits and restricted cash	$1,027	$549	$288
Other	81	-	1,390

	1,108	549	1,678
Expenses:

Interest with respect to short-term bank credit, loans and other	32	302	240
Interest with respect to long-term loans	1,066	1,237	1,553
Exchange rate differences	452	3,887	2,501
Bank charges	4,323	2,344	1,221
Other	78	22	-

	5,951	7,792	5,515

Total financial expenses, net	$4,843	$7,243	$3,837

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-	CUSTOMERS, GEOGRAPHIC AND SEGMENT INFORMATION

The Company applies ASC 280, "Segment Reporting" ("ASC 280"). Segments are managed separately and can be described as follows:

The Company's business is managed and reported as three separate reportable segments, comprised of the Company's named Commercial, Mobility and Services division:

•
Commercial division - provides advanced satellite networks, satellite communication systems, small cell solutions and associated professional services and comprehensive turnkey solutions. The Commercial division‘s customers are service providers, satellite operators, mobile network operators, telecommunication companies and large enterprises worldwide. The division is focused on high throughput satellites opportunities worldwide.

•
Mobility division - provides airborne, maritime and ground-mobile satellite systems and solutions.  The division’s customers are, service providers, system integrators, defense and homeland security organizations, as well as other commercial entities worldwide. The division provides solutions on land, sea and air, while placing major focus on the high-growth market of commercial In-Flight Connectivity (“IFC”). In addition, the division includes the operations of Wavestream, whose sales are primarily to IFC integrators as well as defense integrators.

•
Services division – provides managed network and services for rural broadband access through the Company’s subsidiaries in Peru and Colombia. The Company’s connectivity solutions have been implemented in large and national scale projects. The divisions terrestrial and satellite networks provide Internet and telephony services to thousands of rural communities and schools. The Company's turnkey solutions start with supplying network infrastructure, continue through ensuring high-quality, reliable connectivity and include full network support and maintenance, as well as support for applications that run on the installed network.

a.	Information on the reportable segments:

1.	The measurement of the reportable operating segments is based on the same accounting principles applied in these financial statements which includes certain corporate overhead allocations.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-	CUSTOMERS, GEOGRAPHIC AND SEGMENT INFORMATION (Cont.)

2.	Financial data relating to reportable operating segments:

	Year ended December 31, 2016
	Commercial	Mobility	Services	Total

Revenues	$94,001	$62,911	$122,639	$279,551
Cost of revenues	57,403	40,962	105,696	204,061

Gross profit	36,598	21,949	16,943	75,490

Research and development, net	12,599	12,254	-	24,853
Selling and marketing	17,153	5,483	775	23,411
General and administrative	10,657	9,138	6,676	26,471

Operating income (loss)	(3,811)	(4,926)	9,492	755
Financial expenses, net				(4,843)
Loss before taxes				(4,088)
Taxes on income				1,252
Loss				(5,340)

Depreciation and amortization expenses	$4,467	$7,530	$1,111	$13,108

	Year ended December 31, 2015
	Commercial	Mobility	Services	Total

Revenues	$100,935	$41,112	$55,496	$197,543
Cost of revenues	63,425	30,715	49,178	143,318
Impairment of long-lived assets	-	-	10,137	10,137

Gross profit (loss)	37,510	10,397	(3,819)	44,088

Research and development, net	14,175	8,237	-	22,412
Selling and marketing	16,839	6,947	1,037	24,823
General and administrative	6,622	6,271	5,751	18,644
Restructuring costs	1,078	421	9	1,508
Goodwill impairment	-	20,402	-	20,402

Operating loss	(1,204)	(31,881)	(10,616)	(43,701)
Financial expenses, net				(7,243)
Loss before taxes				(50,944)
Taxes on income				1,190
Loss from continuing operations				(52,134)
Loss from discontinued operations				(200)
Loss				(52,334)

Depreciation and amortization expenses	$4,546	$7,322	$3,204	$15,072

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-	CUSTOMERS, GEOGRAPHIC AND SEGMENT INFORMATION (Cont.)

	Year ended December 31, 2014
	Commercial	Mobility	Services	Total

Revenues	$130,306	$54,817	$50,010	$235,133
Cost of Revenues	77,587	37,023	36,888	151,498

Gross profit	52,719	17,794	13,122	83,635

Research and development, net	17,084	8,074	-	25,158
Selling and marketing	23,401	7,809	1,327	32,537
General and administrative	7,808	5,961	7,134	20,903

Operating income (loss)	4,426	(4,050)	4,661	5,037
Financial expenses, net				(3,837)
Income before taxes				1,200
Taxes on income				1,901
Loss from continuing operations				(701)
Loss from discontinued operations				(795)
Loss				(1,496)

Depreciation and amortization expenses	$4,885	$8,220	$2,846	$15,951

b.	Revenues by geographic areas:

Following is a summary of revenues by geographic areas. Revenues attributed to geographic areas, based on the location of the end customers and in accordance with ASC 280, are as follows:

	Year ended December 31,
	2016	2015	2014

Latin America	$143,491	$100,443	$110,825
APAC	47,094	47,843	51,983
North America	54,728	28,242	41,951
EMEA	34,238	21,015	30,374

	$279,551	$197,543	$235,133

c.	Revenues from a major Services division customer located in Peru accounted for 34% and 11% of the total consolidated revenues for the years ended December 31, 2016 and 2015, respectively.

During 2014, the Group did not have any customer generating revenues exceeding 10% of the Group's total revenues.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-	CUSTOMERS, GEOGRAPHIC AND SEGMENT INFORMATION (Cont.)

d.	The Group's long-lived assets are located as follows:

Property and Equipment, net:

	December 31,
	2016	2015

Israel	$62,648	$64,628
Latin America	5,740	4,524
United States	1,705	1,721
Europe	9,641	9,987
Other	1,103	1,103

	$80,837	$81,963

NOTE 14:-	RELATED PARTY BALANCES AND TRANSACTIONS

a.
The Company entered into a number of agreements for the purchase of infrastructure, construction and services from C. Mer Industries Ltd ("C. Mer"), a publicly traded company in Israel (TASE). The Company's controlling shareholder, Fimi Opportunity Funds, holds approximately 30% of C. Mer's share capital.

b.	Transactions with the related party:

	Year ended December 31,
	2016	2015	2014

Cost of revenues of products	$10,978	$2,915	$4,876

c.	Balances with the related party:

	December 31,
	2016	2015

Accrued expenses	$3,080	$339

Trade payables	$5,022	$1,170