Form 20-F
period 2017-12-31
GILAT SATELLITE NETWORKS LTD
filed 2018-03-20
CIK 897322

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

 54,737,267 Ordinary Shares, NIS 0.20 nominal value per share
(as of December 31, 2017)

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

Yes ☒          No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated file, a non-accelerated filer, or an emerging growth company. See the definitions of “accelerated filer,” “large accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

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

Yes ☐          No ☒

This report on Form 20-F is being incorporated by reference into our Registration Statements on Form S-8 (Registration Nos. 333-180552, 333-187021, 333-204867, 333-210820, 333-217022 and 333-221546).

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

In addition to developing and marketing ground-based satellite communications equipment, we provide managed network and services through terrestrial and satellite networks. We have proven experience in delivering complex projects and services worldwide. We offer complete turnkey integrated solutions including:

•	fully managed satellite communications services, including services over our own networks;

•	network planning and optimization;

•	provision of satellite capacity;

•	remote network operation;

•	call center support;

•	hub and field operations; and

•	construction and installation of communication networks, typically on a Build, Operate and Transfer, or BOT, contract basis.

In these BOT projects we build telecommunication infrastructure typically using fiber-optic and wireless technologies for broadband connectivity.

We have a large installed base, having sold over 1.5 million satellite terminals spanning approximately 90 countries and currently have over 500 active networks.

We have 20 sales and support offices worldwide, three Network Operation Centers, or NOCs, and five R&D centers. Our products are sold to communication service providers and operators that use satellite communications to serve enterprise, government and residential users, to mobile network operators and to system integrators that use our technology. Our solutions and services are also sold to defense and homeland security organizations. In addition, we provide services directly to end-users in various market segments, including in certain countries in Latin America.

                 Through 2017, we operated in three business segments, comprised of our Commercial, Mobility and Services divisions:

•          Commercial Division – provides advanced fixed satellite networks, satellite communication systems, small cell solutions and associated professional services and comprehensive turnkey solutions and fully managed satellite services solutions. Our customers are service providers, satellite operators, mobile network operators, or MNOs, telecommunication companies, or Telcos, and large enterprises worldwide. We focus on high throughput satellites, or HTS, opportunities worldwide, with focus on cellular backhaul, and are driving meaningful partnerships with satellite operators to leverage our technology and breadth of services to deploy and operate the ground segment.

•           Mobility Division – provides advanced, satellite communication on the move systems, including airborne, maritime and ground-mobile satellite systems and solutions.  Our customers are service providers, system integrators, defense and homeland security organizations, as well as other commercial entities worldwide. The division provides solutions for land, sea and air connectivity, while placing major focus on the high-growth market of In-Flight Connectivity, or IFC, with its unique leading technology. The division’s portfolio comprises high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid State Amplifiers (SSPAs) and BUCs.

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

Commencing in the first quarter of 2018, in order to more accurately reflect management’s focus, organizational alignment, our customer base and end markets, we will operate in three new business segments, as follows:

•
Fixed Networks includes broadband satellite network equipment including our cellular backhaul solutions and services for Telcos, as well as our products and solutions for enterprises, consumers and governments worldwide, which are currently under the Commercial division. In addition, it includes our network operation and managed services activity in Peru and Colombia, which are currently part of the Services segment.

•
Mobility Solutions (previously named Mobility division) will remain intact and will continue to include satellite communication equipment for on-the-move satellite communications including our IFC activity as well as our defense and homeland security activities.

•	Terrestrial Infrastructure Projects includes our construction of the FITEL fiber and microwave network in Peru, which is currently part of the Services division.

              The above changes in our reportable segments will have no effect on the goodwill assignment among the divisions.

Our ordinary shares are traded on the NASDAQ Global Select Market under the symbol “GILT” and on the Tel Aviv Stock Exchange, or the TASE. As used in this annual report, the terms “we”, “us”, “Gilat” and “our” mean Gilat Satellite Networks Ltd. and its subsidiaries, unless otherwise indicated.

The marks “Gilat®”, “SkyEdge®”,” Wavestream®”, “AeroStream™”, “Raysat®”, “SatTrooperTM”, “SatRangerTM” and “Spatial AdvantEdge™” and other marks appearing in this annual report on Form 20-F marked with “®“ or “™” are trademarks of our company and its subsidiaries.  Other trademarks appearing in this Annual Report on Form 20-F are owned by their respective holders.

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

Our consolidated financial statements appearing in this annual report are prepared in U.S. dollars and in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. All references in this annual report to “dollars” or “$” are to U.S. dollars and all references in this annual report to “NIS” are to New Israeli Shekels. The representative exchange rate between the NIS and the dollar as published by the Bank of Israel on December 31, 2017 was NIS 3.467 per $1.00.

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

v

TABLE OF CONTENTS

PART I		1
ITEM 1:	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	1
ITEM 2:	OFFER STATISTICS AND EXPECTED TIMETABLE	1
ITEM 3:	KEY INFORMATION	1
A.	Selected Consolidated Financial Data	1
B.	Capitalization and Indebtedness	2
C.	Reasons for the Offer and Use of Proceeds	2
D.	Risk Factors	2
ITEM 4:	INFORMATION ON THE COMPANY	23
A.	History and Development of the Company	23
B.	Business Overview	24
C.	Organizational Structure	40
D.	Property, Plants and Equipment	40
ITEM 4A:	UNRESOLVED STAFF COMMENTS	40
ITEM 5:	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	41
A.	Operating Results	41
B.	Liquidity and Capital Resources	58
C.	Research and Development	60
D.	Trend Information	61
E.	Off-Balance Sheet Arrangements	61
F.	Tabular Disclosure of Contractual Obligations	62
ITEM 6:	DIRECTORS AND SENIOR MANAGEMENT	62
A.	Directors and Senior Management	62
B.	Compensation of Directors and Officers	66
C.	Board Practices	69
D.	Employees	77
E.	Share Ownership	78
ITEM 7:	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	79
A.	Major Shareholders	79
B.	Related Party Transactions	81
C.	Interests of Experts and Counsel	81
ITEM 8:	FINANCIAL INFORMATION	81
ITEM 9:	THE OFFER AND LISTING	82
A.	Offer and Listing Details	82
B.	Plan of Distribution	83
C.	Markets	84
D.	Selling Shareholders	84
E.	Dilution	84
F.	Expense of the Issue	84
ITEM 10:	ADDITIONAL INFORMATION	84
A.	Share Capital	84
B.	Memorandum and Articles of Association	84
C.	Material Contracts	89
D.	Exchange Controls	89
E.	Taxation	89
F.	Dividend and Paying Agents	97
G.	Statement by Experts	97
H.	Documents on Display	97
I.	Subsidiary Information	98

PART I

ITEM 1:	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

ITEM 2:	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3:	KEY INFORMATION

A.	Selected Consolidated Financial Data

The selected consolidated statement of operations data set forth below for the years ended December 31, 2017, 2016 and 2015, and the selected consolidated balance sheet data as of December 31, 2017 and 2016 are derived from our audited consolidated financial statements that are included elsewhere in this Annual Report. These financial statements have been prepared in accordance with U.S. GAAP. The selected consolidated statement of operations data set forth below for the years ended December 31, 2014 and 2013 and the selected consolidated balance sheet data as of December 31, 2015, 2014 and 2013 are derived from our audited consolidated financial statements that are not included in this Annual Report.

The selected consolidated financial data set forth below should be read in conjunction with and is qualified entirely by reference to Item 5: “Operating and Financial Review and Prospects” and the Consolidated Financial Statements and Notes thereto included in Item 18 in this Annual Report on Form 20-F.

Statement of Operations Data for Year ended December 31,

	2017	2016	2015	2014	2013
	(U.S. dollars in thousands, except for share data)

Revenues:
Products	214,522	214,291	128,970	157,531	133,554
Services	68,234	65,260	68,573	77,602	101,312
Total	282,756	279,551	197,543	235,133	234,866
Cost of revenues:
Products	153,167	162,563	94,683	106,905	86,304
Services	47,094	41,498	48,635	44,593	68,906
Impairment of long lived assets	-	-	10,137	-	-
Total Cost of revenues	200,261	204,061	153,455	151,498	155,210
Gross profit	82,495	75,490	44,088	83,635	79,656
Operating expenses:
Research and development, net	28,014	24,853	22,412	25,158	27,900
Selling and marketing	23,759	23,411	24,823	32,537	32,214
General and administrative	19,861	26,471	18,644	20,903	23,071
Restructuring costs	-	-	1,508	-	564
Goodwill impairment	-	-	20,402	-	-
Total Operating expenses	71,634	74,735	87,789	78,598	83,749
Operating income (loss)	10,861	755	(43,701)	5,037	(4,093)
Financial expenses, net	(4,307)	(4,843)	(7,243)	(3,837)	(6,239)
Other income	-	-	-	-	-
Income (loss) before taxes on income	6,554	(4,088)	(50,944)	1,200	(10,332)
Taxes on income (tax benefit)	(247)	1,252	1,190	1,901	(755)

Net income (loss) from continuing operations	6,801	(5,340)	(52,134)	(701)	(9,577)
Loss from discontinued operations (1)	-	-	(200)	(795)	(8,320)
Net income (loss)	6,801	(5,340)	(52,334)	(1,496)	(17,897)

Net income (loss) per share (basic and diluted) from continuing operations (2)	0.12	(0.10)	(1.16)	(0.02)	(0.22)
Loss per share (basic and diluted) from discontinued operations (2)	-	-	-	(0.02)	(0.19)
Net income (loss) per share (basic and diluted) (2)	0.12	(0.10)	(1.16)	(0.04)	(0.41)

Balance Sheet Data as of December 31,
	2017	2016	2015	2014	2013
	U.S. dollars in thousands

Working capital	99,042	92,609	60,529	66,588	77,307
Total assets.	386,820	383,198	370,833	364,908	368,768
Short‑term bank credit and loans and current maturities	4,479	4,617	11,542	20,452	4,665
Long term loan, net of current maturities	12,582	16,932	21,493	26,271	31,251
Other long-term liabilities	9,007	9,766	11,484	13,336	14,505
Shareholders’ equity	218,322	209,826	178,082	225,139	226,033

(1)	In December 2013, we sold Spacenet Inc., a provider of managed network communications services utilizing satellite wireline and wireless networks and associated technology.
(2)	The loss per share for the years ended December 31, 2015, 2014 and 2013 was adjusted, following the rights offering that the Company concluded in March 2016.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable

D.	Risk Factors

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

We depend on one large, long-term customer for a significant portion of our revenues. For the year ended December 31, 2017, the FITEL Regional Projects accounted for approximately 28% of our revenue and 34% of our revenues in 2016. As of December 31, 2017, we have approximately $57.4 million in “un-billed accounts receivable” related to the FITEL Regional Projects. The FITEL Regional Projects that were awarded to us in 2015 are expected to generate $393 million in revenues over approximately 13 years.  If FITEL were to terminate the existing contracts with us or substantially reduce the services they purchase from us, our revenues and results of operations could be materially adversely affected.  In addition, negative developments in the political or business climate of Peru or of FITEL could result in significantly decreased revenue from sales and the provision of services, which could seriously harm our business, operating results and financial condition.

We have incurred major losses in past years and may not operate profitably in the future.

We reported an operating profit of $10.9 million and a net income from continuing operations of $6.8 million in the year ended December 31, 2017, an operating profit of $0.8 million and a loss from continuing operations of $5.3 million in the year ended December 31, 2016, an operating loss of $43.7 million and a loss from continuing operations of $52.1 million in the year ended December 31, 2015. We also incurred major losses in prior years and as of December 31, 2017 have an accumulated deficit of $703 million. We cannot assure you that we can operate profitably in the future. If we do not achieve profitable operations, our share price will decline and the viability of our company will be in question.

Our available cash balance may decrease in the future if we cannot generate cash from operations.

Our cash and cash equivalents as of December 31, 2017 were $53.0 million compared to $40.1 million as of December 31, 2016. Our positive cash flow from operating activities was approximately $20.8 million in the year ended December 31, 2017, compared to positive cash flow from operating activities of $10.8 million in the year ended December 31, 2016 and negative cash flow of $14.8 million in the year ended December 31, 2015. If we do not generate sufficient cash from operations in the future, including from our large-scale projects, our cash balance will decline and the unavailability of cash could have a material adverse effect on our business, operating results and financial condition.

The delivery of our large-scale projects requires us to invest significant funds in order to obtain bank guarantees and may require us to incur significant expenses before we receive full payment from our customers. This applies mainly to the FITEL Regional Projects awarded to us in 2015, through agreements signed with our subsidiary, Gilat Networks Peru S.A., or GNP, by the Peruvian government (through FITEL), which are expected to generate in the aggregate $393 million in revenues over approximately 13 years, following the extension of the original term of the agreements. We have used the advance payment received from FITEL as well as bank loans and internal cash resources in order to finance the FITEL Regional Projects. We have used surety bonds and our internal resources in order to provide the required bank guarantees for the FITEL Regional Projects.  If we fail to obtain the necessary funding or if we fail to obtain such funds on favorable terms, we will not be able to meet our commitments and our cash flow and operational results may be adversely affected

 If the satellite communications markets fail to grow, our business could be materially harmed.

A number of the markets for our products and services in the satellite communications area, including high throughput satellite and commercial on the move products, have emerged in recent years. Because these markets are constantly changing, it is difficult to predict the rate at which these markets will grow or decline. We also believe that there are many companies that are seeking ways to improve the ability of existing terrestrial infrastructure, such as fiber optic cable and point-to-point microwave, to transmit signals. Any significant improvement or increase in the amount of terrestrial capacity, particularly with respect to the existing fiber optic cable infrastructure and point-to-point microwave, may cause our fixed networks customers to shift their transmissions to terrestrial capacity or make it more difficult for us to obtain new customers. If fiber optic cable networks or other terrestrial-based high-capacity transmission systems are available to service a particular point, that capacity, when available, is generally less expensive than satellite capacity. As terrestrial-based telecommunications services expand, demand for some fixed satellite-based services may be reduced.

If the markets for commercial satellite communications products fail to grow, our business could be materially harmed. Conversely, growth in these markets could result in satellite capacity limitations which in turn could materially harm our business and impair the value of our shares. Specifically, we derive most of our revenues from sales of satellite based communications networks and related equipment and provision of services related to these networks and products A significant decline in this market or the replacement of VSAT and other satellite based technologies by an alternative technology could materially harm our business and impair the value of our shares.

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

In March and December 2015, the Peruvian government awarded us the Regional FITEL Projects under four separate bids for the construction of networks, operation of the networks for a defined period and their transfer to the government. These awards are expected to generate revenues of $393 million over a period of approximately 13 years. In December 2013, we were awarded a project by the Colombian Ministry of Information Technologies and Communications, or Ministry of ITC, through an agreement signed with our subsidiary, Gilat Colombia S.A. E.S.P., or Gilat Colombia, which is expected to generate revenues of 189 billion Colombian Pesos (approximately $63 million, based on the representative rate of exchange published as of December 31, 2017) over the project period, which was planned to conclude during the first quarter of 2018, and was recently extended for an additional period ending on the second quarter of 2018, in an amount of up to around 57 billion Colombian Pesos (approximately $19 million, based on the representative rate of exchange published as of December 31, 2017).

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

Some of our large-scale customers are highly leveraged and if any of them encounters financial difficulties, this could have a significant adverse effect on our business and financial results.

Some of our current and potential customers, including large-scale customers who contribute significantly to our profitability, are highly leveraged. If a major customer encounters financial difficulty, our business and operating results may be adversely affected and we may find it difficult to collect outstanding receivables. As an example, in June 2016, our customer, Oi SA, filed for judicial reorganization in a bankruptcy petition in Brazil. Collection of any outstanding amounts due to us prior to the petition will be subject to implementation of the creditor arrangements which may result in our collecting only a fraction of the amount due us.

Our failure to deliver upon our large-scale projects in an economical manner or a delay in collection of payments due to us in connection with any such large-scale project could have a significant adverse impact on our operating results.

                We have been awarded a number of large-scale projects by our customers, including foreign governments, such as the Peruvian FITEL Regional Projects in 2015.  While we have experience in the successful implementation of large-scale network infrastructure projects in rural areas, the FITEL Regional Projects as well as other projects are complex and require cooperation of certain third parties. A failure to deliver upon our projects in an economical manner within the project’s budget could result in losses and significantly adversely impact our operating results. For example, during the fourth quarter of 2015, we recorded impairment of long lived assets of $10.1 million related to our Kioscos Digitales project initiated by the Colombian Ministry of Information Technologies and Communications due to expected future losses from this project. Additionally, the delivery of our large-scale projects requires us to invest significant funds in order to obtain bank guarantees and requires us to incur significant expenses before we receive full payment from our customers. As of December 31, 2017, we have approximately $57.4 million in “un-billed accounts receivable” related to the FITEL Regional Projects. Due to delays in the performance of these projects, we have entered into agreements with FITEL for the extension of the projects’ schedules, thus delaying revenues from the projects.  Further, a failure to meet our projects’ schedule or fulfill our obligations in a timely manner could result in payment of fines and impact our ability to receive and recognize the expected revenues in part or in full in a timely manner, which could have a significant adverse impact on our operating results.

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

Our business includes risks, only some of which are covered by our insurance. For example, in our satellite capacity agreements, we do not have a backup for satellite capacity, and we do not have indemnification or insurance in the event that our supplier’s satellite malfunctions or data is lost. Satellites utilize highly complex technology and operate in the harsh environment of space and therefore are subject to significant operational risks while in orbit. The risks include in-orbit equipment failures, malfunctions and other kinds of problems commonly referred to as anomalies. Satellite anomalies include, for example, circuit failures, transponder failures, solar array failures, telemetry transmitter failures, battery cell and other power system failures, satellite control system failures and propulsion system failures. Liabilities in connection with our products, services, managed networks services or in connection with our construction and deployment projects or in connection with our premises may not be covered by insurance or may be covered only to a limited extent. Our third-party suppliers do not always have back to back insurance coverage to the same extent guaranteed by Gilat towards its customers. In addition, we are not covered by our insurance for acts of fraud or theft. Our business, financial condition and operating results could be materially adversely affected if we incur significant costs resulting from these exposures.

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

   Some of our competitors have greater financial resources, providing them with greater research and development and marketing capabilities. Our competitors may also be more experienced in obtaining regulatory approvals for their products and services and in marketing them. Our relative position in the network communications industry may place us at a disadvantage in responding to our competitors’ pricing strategies, technological advances and other initiatives. Our principal competitors in the supply of VSAT networks are Hughes Network Systems, LLC (acquired by EchoStar Corporation), or HNS, ViaSat Inc., or ViaSat, iDirect Technologies, or iDirect, and Newtec Cy N.V, or Newtec. Most of our competitors have developed or adopted different technology standards for their VSAT products.

Our low-profile in-motion ground, aero and maritime antennas target a competitive market with multiple players such as  Honeywell, Astronics, Thinkom, Qest Quantum Electronic Systems GmbH, , Tecom Industries, Inc., or Tecom, and Thinkom Solutions or Thinkom.  Competitors in the defense sector include General Dynamics Satcom Technologies, Thinkom, Orbit Communication Systems, Elbit Systems Ltd., and L-3 Communications Holdings, Inc., or L-3.

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

We generally seek to acquire businesses that enhance our capabilities and add new technologies, products, services and customers to our existing businesses. We may not be able to continue to identify acquisition candidates on commercially reasonable terms or at all. If we make additional business acquisitions, we may not be able to successfully integrate the business acquired or we might not realize the benefits anticipated from these acquisitions, including sales growth, cost synergies and improving margins. Furthermore, we might not be able to obtain additional financing for business acquisitions, since such additional financing could be restricted or limited by the terms of our debt agreements or due to unfavorable capital market conditions.

Further, once integrated, acquisitions may not achieve comparable levels of revenues, profitability or productivity as our existing business or otherwise perform as expected. The occurrence of any of these events could harm our business, financial condition or results of operations.

In 2010, we completed the acquisition of RaySat Antenna Systems, or RAS, a leading provider of on-the-move antenna solutions, of RaySat BG, a Bulgarian research and development center, and of Wavestream, a provider of SSPAs and BUCs. If our projection for growth in the airborne business does not materialize and we fail to obtain other business in our Mobility Division, we would likely record an impairment of goodwill. In 2015, we performed an analysis of implied carrying value of our Wavestream subsidiary in accordance with ASC 350 and recorded goodwill impairment losses of approximately $20.4 million.   In 2016 and 2017, no impairment losses were identified.

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

U.S. Government spending priorities and terms may change in a manner adverse to our businesses.

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

Military spending by the U.S. Government has been negatively impacted by the Budget Control Act of 2011, with certain relief measures passed by Congress in 2015.

It is likely that discretionary spending by the U.S. government will remain constrained for a number of years. Additionally, if an annual appropriations bill is not enacted for the U.S. government’s 2018 fiscal year or beyond, the U.S. government may operate under a continuing resolution, abating and restricting new contract or program starts, and government slowdowns, or even shutdowns, could arise.

Since we generate significant revenues from clients that bid on contracts with U.S. government agencies, our operating results could be adversely affected by spending caps or changes in the budgetary priorities of the U.S. government, as well as by delays in bidding processes, program starts or the award of contracts or task orders under contracts.

Furthermore, in light of the current geopolitical situation, with reductions in U.S. operational presence in Iraq, Afghanistan and potentially in the Middle East, there may be additional declines in the U.S. government’s demand for and use of commercial satellite services in the future.

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

   To remain competitive in the network communications market, we must continue to be able to anticipate changes in technology, market demands and industry standards and to develop and introduce new products, applications and services, as well as enhancements to our existing products, applications and services. Competitors in satellite ground equipment market, low-profile antenna market high power transceivers market are introducing new and improved products and our ability to remain competitive in this field will depend in part on our ability to advance our own technology. New products and technologies for power amplifiers, such as Gallium Nitride, or GaN, may compete with our current SSPA offerings and may reduce the market prices and success of our products. New communications networks that integrate satellites operating in low or medium earth orbits (LEO/MEO) may compete significantly with current networks and may reduce the market prices and success of our current products until such time as we adapt our technology to support LEO/MEO satellites. If we are unable to respond to technological advances on a cost-effective and timely basis, or if our new products or applications are not accepted by the market, our business, financial condition and operating results could be adversely affected.

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

If we are unable to competitively operate within the HTS GEO/MEO/LEO satellite environment, our business could be adversely affected.

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

Although we have entered the HTS market with responsive HTS VSAT technology, we expect that our penetration into that market will be gradual and our success is not assured.  In addition, our competitors, who are producing large numbers of HTS VSATs, may benefit from cost advantages.  If we are unable to reduce our HTS VSAT costs sufficiently, we may not be competitive in the international market. We also expect that competition in this industry will continue to increase

If we lose existing contracts, or orders for our products are not renewed, our ability to generate revenues will be harmed.

A significant part of our business in previous years, including in 2017, was generated from recurring customers and, in particular, approximately 28% of our revenues in 2017 were generated from one customer, FITEL. Accordingly, the termination or non-renewal of our contracts could have a material adverse effect on our business, financial condition and operating results.  Some of our existing contracts could be terminated or not renewed due to any of the following reasons, among others:

•	dissatisfaction of our customers with our products and/or the services we provide or our inability to provide or install additional products or requested new applications on a timely basis;

•	customers’ default on payments due;

•	our failure to comply with covenants or obligations in our contracts;

•	the cancellation of the underlying project by the sponsoring government body; or

•	change in the shareholders controlling our company.

If we are not able to retain our present customer base and gain new customers, our revenues will decline significantly. In addition, if our service businesses in Peru and Colombia do not win new government related contracts, this could materially adversely affect our financial position.

If we fail to expand our business in the IFC and cellular backhaul markets, our business in the U.S. may remain dependent on the defense market, a reduction of which could have a material adverse effect on our overall business.

A significant portion of our product revenues from the U.S. are dependent on business from the defense market, being derived directly or indirectly through contractors and system integrators from sales to government agencies, mainly the DoD, pursuant to contracts awarded under defense-related programs. Government spending under such contracts may cease or may be reduced, which would cause a negative effect on our revenues, results of operations, cash flow and financial condition. We experienced a reduction in revenues from the defense customers in recent years and there is no assurance that there will not be a further reduction in the future. Although we have recently signed contracts with Telcos and other customers in the In-flight Connectivity, or IFC, commercial and cellular backhaul markets, we may not be successful in our plans to expand our business in these markets. These markets are relatively new and are highly concentrated with a limited number of players and will require additional expenditures for research and development and sales and marketing. In addition, the cellular backhaul market with Telcos and the commercial IFC market may fail to grow in accordance with our expectations.

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

The export of some of our satellite communication products, related technical information and services is subject to U.S. State Department, Commerce Department and Treasury Department regulations, including International Traffic in Arms Regulations, or ITAR, and Export Administration Regulations, or EAR. Under the ITAR, our non-U.S. employees, including employees of our headquarters in Israel, are barred from accessing certain information of our U.S. subsidiaries unless appropriate licenses are obtained.  In addition to the U.S. export control laws and regulations applicable to us, some of our subcontractors and vendors may also be subject to U.S. export control laws and regulations and required to flow down requirements and restrictions imposed on products and services we purchase from them. If we do not maintain our existing authorizations or obtain necessary future authorizations under the export control laws and regulations of the U.S., including potential requirements related to entering into technical assistance agreements to disclose technical data or provide services to non-U.S. persons, we may be unable to export technical information or equipment to non-U.S. persons and companies, including to our own non-U.S. employees, as may be required to fulfill contracts we may enter into. We may also be subjected to export control compliance audits in the future that may uncover improper or illegal activities that would subject us to material remediation costs, civil and criminal fines, penalties or an injunction.

In addition, to participate in classified U.S. government programs, we may have to obtain security clearances from the DoD for one or more of our subsidiaries that want to participate. Such clearance may require us to enter into a proxy agreement or another similar arrangement with the U.S. government, which would limit our ability to control the operations of the subsidiary and which may impose substantial administrative requirements in order for us to comply. Further, if we materially violate the terms of any proxy agreement, the subsidiary holding the security clearance may be suspended or debarred from performing any government contracts, whether classified or unclassified. If we fail to maintain or obtain the necessary authorizations under the U.S. export control and national security laws and regulations, we may not be able to realize our market focus and our business could be materially adversely affected.

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

We depend on our main facility in Israel and are susceptible to any event that could adversely affect its condition as well as the condition of our other facilities.

A material portion of our laboratory capacity, our principal offices and principal research and development facilities for the principal part of our business are concentrated in a single location in Israel.  We also have significant facilities for research and development and manufacturing of components for our low profile antennas at a single location in Bulgaria as well as a research and development center in Moldova and offices, research and development, engineering and manufacturing facilities in California and in Singapore. Fire, natural disaster or any other cause of material disruption in our operations in any of these locations could have a material adverse effect on our business, financial condition and operating results.

We are dependent upon a limited number of suppliers for key components that are incorporated in our products, including those used to build our hubs and VSATs, and may be significantly harmed if we are unable to obtain such components on favorable terms or on a timely basis. We are also dependent upon a limited number of suppliers of space segment, or transponder capacity and may be significantly harmed if we are unable to obtain the space segment for the provision of services on favorable terms or on a timely basis.

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

In 2016, we entered into a new outsourcing manufacturing agreement with a single source manufacturer for almost all of our VSAT units. This agreement exposes us to certain risks related to our dependence on a single manufacturer which could include failure in meeting time tables and production requirements and may expose us to material price increases which may affect our ability to provide competitive prices. We estimate that the replacement of this manufacturer would, if necessary, take a period of between six to nine months.

There are a limited number of suppliers of satellite transponder capacity and a limited amount of space segment available (although the space segment availability and number of suppliers is increasing). We are dependent on these suppliers for our provision of services in Peru, Colombia and North America. While we do secure long term agreements with our satellite transponder providers, we cannot assure the continuous availability of space segment, the pricing upon renewals of space segment and the continuous availability and coverage in the regions where we supply services. If we are unable to secure contracts with satellite transponder providers with reliable service at competitive prices, our services business could be adversely affected. We rely on satellite capacity providers, who commit to certain key performance indicators, or KPIs, in connection with the operation of our managed networks and services. Such KPIs are limited and do not always reflect the same level of KPIs guaranteed by us towards our customers.

We would be adversely affected if we are unable to attract and retain key personnel

Our success depends in part on key management, sales, marketing and development personnel and our continuing ability to attract and retain highly qualified personnel, including with respect to our acquired companies. There is competition for the services of such personnel.  The loss of the services of senior management and key personnel, and the failure to attract highly qualified personnel in the future, may have a negative impact on our business. Moreover, our competitors may hire and gain access to the expertise of our former employees or our former employees may compete with us. In 2015, several members of our management were replaced including, our Chief Financial Officer and our Chief Executive Officer, who was replaced by our Chairman on an interim CEO capacity and then by a new Chief Executive Officer who was appointed in 2016.  There is no assurance that former employees will not compete with us or that we will be able to find replacements for departing key employees in the future.

If demand for our mobility applications for air, land and sea, VSATs and other products declines or if we are unable to develop products to meet demand, our business could be adversely affected.

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

Our business is based mainly on our proprietary technology and related products and services. We establish and protect proprietary rights and technology used in our products by the use of patents, trade secrets, copyrights and trademarks. We also utilize non-disclosure and intellectual property assignment agreements. Because of the rapid technological changes and innovation that characterize the network communications industry, our success will depend in large part on our ability to protect and defend our intellectual property rights. Our actions to protect our proprietary rights in our VSAT and SSPAs technology and other products may be insufficient to protect our intellectual property rights and prevent others from developing products similar to our products. In addition, the laws of many foreign countries do not protect our intellectual property rights to the same extent as the laws of the U.S., or we may have failed to enter into non-disclosure and intellectual property assignment agreements with certain persons, or the agreements we entered into may be found inadequate.  If we are unable to protect our intellectual property, our ability to operate our business and generate expected revenues may be harmed.

Failure to protect against cyber -attacks, natural disasters or terrorist attacks, and failures of our information technology systems, infrastructure and data could have an adverse effect on our business.

Failure to protect against cyber -attacks, unauthorized access or network security breaches, inclement weather, natural or man-made disasters, earthquakes, explosions, terrorist attacks, acts of war, floods, fires, computer viruses, power loss, telecommunications or equipment failures, transportation interruptions, accidents or other disruptive events or attempts to harm our systems may cause equipment failures or disrupt our systems and operations.  In particular, both unsuccessful and successful cyber-attacks on companies have increased in frequency, scope and potential harm in recent years.  Criminal hackers may develop and deploy viruses, worms and other malicious software programs, some of which may be specifically designed to attack our products, systems, computers or networks. Additionally, external parties may induce our employees or users of our products to disclose sensitive information in order to gain access to our data or our customers' data. We have been subject, and will likely continue to be subject, to attempts to breach the security of our networks and Information Technology, or IT, infrastructure through cyber-attack, malware, computer viruses and other means of unauthorized access. While none of these actual or attempted breaches has had a material impact on our operations or financial condition, we cannot provide any assurance that our business operations will not be negatively materially affected by such breaches in the future.

Any disruption, disabling, or attack affecting our equipment and systems and the hardware, software and infrastructure on which we rely could result in a security or privacy breach.  Whether such event is physical human error or malfeasance (whether accidental, fraudulent or intentional) or electronic in nature (such as malware, virus, or other malicious code) such an event could result in our inability to operate our facilities or continually operate our networks, which, even if the event is for a limited period of time, may result in significant expenses and/or loss of market share to other competitors in the market for tele-management products and invoice management solutions. While we maintain insurance coverage for some of these events, which could offset some of the losses, the potential liabilities associated with these events could exceed the insurance coverage we maintain.  Any of the events described above could result in litigation and potential liability or fines for us, a material impact to our operations or financial condition, damage our brand and reputation or otherwise harm our business

Regulators globally are also imposing greater monetary fines for privacy violations. For example, in 2016, the European Union adopted a new law governing data practices and privacy called the General Data Protection Regulation, or GDPR, which becomes effective in May 2018. The law establishes new requirements regarding the handling of personal data, and non-compliance with the GDPR may result in monetary penalties of up to 4% of worldwide revenue. The GDPR and other changes in laws or regulations associated with the enhanced protection of certain types of sensitive data, such as healthcare data or other personal information, could greatly increase our cost of providing our products and services or even prevent us from offering certain services in jurisdictions that we operate.

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

Certain of our telecommunication operations require licenses and approvals by the Israeli Ministry of Communication, the Federal Communications Commission, or FCC, in the U.S. and by regulatory bodies in other countries. In Israel and the U.S., the operation of satellite earth station facilities and VSAT systems such as ours are prohibited except under licenses issued by the Israeli Ministry of Communication and the FCC in the U.S. Our airborne products require licenses and approvals by the Federal Aviation Agency, or FAA, which are obtained by our customers or our Wavestream subsidiary. We must also obtain approval of the regulatory authority in each country in which we propose to provide network services or operate VSATs. The approval process in Latin America and elsewhere can often take a substantial amount of time and require substantial resources.

In addition, any licenses and approvals that are granted may be subject to conditions that may restrict our activities or otherwise adversely affect our operations. Also, after obtaining the required licenses and approvals, the regulating agencies may, at any time, impose additional requirements on our operations. Failure to obtain the required license where such license is required may result in high monetary and other penalties. We cannot assure you that we will be able to comply with any new requirements or conditions imposed by such regulating agencies on a timely or economically efficient basis.

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

Our research and development efforts associated with the development of certain of our products have been partially financed through grants from the Innovation Authority (formerly the Office of the Chief Scientist) of the Israeli Ministry of Economy. We are subject to certain restrictions under the terms of these grants. Specifically, manufacturing outside Israel, of any product incorporating technology developed with the funding provided by these grants is limited to a certain extent as set forth in the relevant program. In addition, the technology developed with the funding provided by these grants (which is embodied in our products) may not be transferred, without appropriate governmental approvals. Such approvals, if granted, may involve increased royalty payments to the Innovation Authority for royalty-bearing programs. These restrictions do not apply to the sale or export from Israel of our products developed with this technology.

We may not be compliant, currently or in the future, with the requirements for Approved Enterprise and Benefited Enterprise status and may be denied benefits. Israeli government programs and tax benefits may be terminated or reduced in the future.

We participate in programs of the Israeli Innovation Authority and the Israel Investment Center, for which we receive tax and other benefits as well as funding for the development of technologies and products. Our company chose 2005 and 2011 as the years of election in order to receive tax benefits as a “Benefited Enterprise”. Our period of benefits as a Benefitted Enterprise under the 2005 election expired on December 31, 2017. Our period of benefits as a Benefitted Enterprise under the 2011 election will expire in 2023. If we fail to comply with the conditions applicable to this status under the Investment Law, we may be required to pay additional taxes and penalties or make refunds and may be denied future benefits. From time to time, the government of Israel has discussed reducing or eliminating the benefits available under such programs, and therefore these benefits may not be available in the future at current levels or at all.

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

              We are subject to the requirements under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, that will require us to perform due diligence, disclose and report whether our products contain conflict minerals. The Trump administration has indicated that the Dodd-Frank Act will be under further scrutiny and some of the provisions of the Dodd-Frank Act may be revised, repealed or amended. In April 2017, the SEC announced that it was suspending enforcement of portions of the conflict minerals regulations enacted under the Dodd-Frank Act following a ruling by the U.S. Court of Appeals for the District of Columbia Circuit. The implementation of these requirements and any changes effected by the Trump administration could adversely affect the sourcing, availability and pricing of the materials used in the manufacture of components used in our products. In addition, we will likely incur additional costs to comply with the disclosure requirements, including costs related to conducting diligence procedures to determine the sources of conflict minerals that may be used in or necessary to the production of our products and, if applicable, potential changes to our products, processes or sources of supply as a consequence of such verification activities. It is also possible that we may face reputational harm if we determine that certain of our products contain minerals not determined to be conflict-free or if we are unable to alter our products, processes or sources of supply to avoid use of such materials. Furthermore, we may encounter challenges in satisfying those customers that require that all of the components of our products be certified as conflict free, and if we cannot satisfy these customers, they may choose a competitor’s products.

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

New laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or the imposition of new clean-up requirements may require us to incur a significant amount of additional costs in the future and could decrease the amount of cash flow available to us for other purposes, including capital expenditures, research and development and other investments and could have a material adverse effect on our business, financial condition, results of operations, cash flows and future prospects. We may identify deficiencies in our compliance with local legislation within countries in which we operate. Failure to comply with such legislation could result in sanctions by regulatory authorities and could adversely affect our operating results. Examples of these laws and regulations include the E.U. Restriction on the Use of Certain Hazardous Substances in Electrical and Electronic Equipment Directive, and the E.U. Waste Electrical and Electronic Equipment Directive.

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

Our operating results may vary significantly from quarter to quarter and from year to year and these quarterly and yearly variations in operating results, as well as other factors, may contribute to the volatility of the market price of our shares.

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

We may in the future be classified as a passive foreign investment company, or PFIC, which would subject our U.S. investors to adverse tax rules.

U.S. holders of our ordinary shares may face income tax risks. There is a risk that we will be treated as a “passive foreign investment company” or PFIC.  Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of our ordinary shares and would likely cause a reduction in the value of such shares. A foreign corporation will be treated as a PFIC for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income,” or (2) at least 50% of the average value of the corporation’s gross assets produce, or are held for the production of, such types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income”. If we are treated as a PFIC, U.S. Holders of shares (or rights) would be subject to a special adverse U.S. federal income tax regime with respect to the income derived by us, the distributions they receive from us, and the gain, if any, they derive from the sale or other disposition of their ordinary shares (or rights). In particular, any dividends paid by us, if any, would not be treated as “qualified dividend income” eligible for preferential tax rates in the hands of non-corporate U.S. shareholders.  We believe that we were not a PFIC for the 2017 taxable year.    However, since PFIC status depends upon the composition of our income and the market value of our assets from time to time, there can be no assurance that we will not become a PFIC in any future taxable year. U.S. Holders should carefully read Item 10E. “Additional Information – Taxation” for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ordinary shares (or rights).

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

FIMI, our controlling shareholder, holds approximately 34.4% of our outstanding ordinary shares. This concentration of ownership of our ordinary shares could delay or prevent mergers, tender offers, or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price for our ordinary shares. This concentration could also accelerate these same transactions in lieu of others depriving shareholders of opportunities. This concentration of ownership may also cause a decrease in the volume of trading or otherwise adversely affect our share price.

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

Conflicts in North Africa and the Middle East, including in Egypt and Syria which countries border Israel, have resulted in continued political uncertainty and violence in the region. Efforts to improve Israel’s relationship with the Palestinian Authority have failed to result in a permanent solution, and there have been numerous periods of hostility in recent years. In addition, relations between Israel and Iran continue to be seriously strained, especially with regard to Iran’s nuclear program. Such instability may affect the economy, could negatively affect business conditions and, therefore, could adversely affect our operations. To date, these matters have not had any material effect on our business and results of operations; however, the regional security situation and worldwide perceptions of it are outside our control and there can be no assurance that these matters will not negatively affect our business, financial condition and results of operations in the future

Furthermore, there are a number of countries, primarily in the Middle East, as well as Malaysia and Indonesia that restrict business with Israel or Israeli companies, and we are precluded from marketing our products to these countries directly from Israel. Restrictive laws or policies directed towards Israel or Israeli businesses may have an adverse impact on our operations, our financial results or the expansion of our business.

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

Our export of military products and related technical information is also subject to enhanced Israeli Ministry of Defense regulations regarding defense export controls and the export of “dual use” items (items that are typically sold in the commercial market but that may also be used in the defense market). Some of our products may include features, such as encryption, that require an export license.  Some of our products are exempted from Israeli Ministry of Defense export control. The Israeli Ministry of Defense may change the classification of our existing commercial products or may determine that new products we develop are not exempt from Israeli Ministry of Defense export control. This would place such products subject to the Israeli Ministry of Defense export control regulations as military products or “dual use” items, which would impose on our sales process stringent constraints in relation to each sale transaction and limit our markets. If we do not maintain our existing authorizations and exemption or obtain necessary future authorizations and exemptions under the export control laws and regulations of Israel, including export licenses for the sale of our equipment and the transfer of technical information, we may be unable to export technical information or equipment outside of Israel, we may not be able to realize our market focus and our business could be materially adversely affected.

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

We are a leading global provider of satellite-based broadband communications. We design and manufacture ground segment equipment and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Our portfolio comprises a cloud based satellite network platform, VSAT terminals, amplifiers, high-speed modems, high performance on-the-move antennas, high efficiency, high power SSPA amplifiers and BUCs. Our comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting stringent service level requirements. We also provide connectivity services, Internet access and telephony to enterprise, government and residential customers over networks built using our own equipment and also over other networks that we install, mainly on the basis of BOT contracts. In these BOT projects we build telecommunication infrastructure typically using fiber-optic and wireless technologies for broadband connectivity.

Our products are primarily sold to communication service providers and operators that use satellite communications for their customers and to government organizations and system integrators that use our technology. We are particularly active in the following market sectors: enterprise and government broadband applications; consumer broadband access; cellular connectivity; national telecommunication connectivity; defense and homeland security organization and mobility applications for air, land and sea. We provide services directly to end-users in various market sectors including in certain countries in Latin America and provide managed network services, such as in Australia and the US, over a satellite network owned by a third party. We have 20 sales and support offices worldwide, three network operations centers and five R&D centers.

We shipped our first generation VSAT in 1989 and since then we have been among the technological leaders in the satellite ground equipment industry.  Our continuous investment in research and development has resulted in the development of new and industry‑leading products and our intellectual property portfolio includes 70 issued patents (58 U.S. and 12 foreign) relating to our VSAT and other systems as well as 18 issued patents (16 U.S. and 2 foreign) relating to our Satellite Communication on the Move antenna solutions and 13 issued patents (3 U.S. and 10 foreign) for our high power SSPAs.

In December 2013, we sold our Spacenet subsidiary, a provider of managed network communications services utilizing satellite wireline and wireless networks and associated technology.

In 2017, 2016 and 2015, our property and equipment purchases related to our continuing operations amounted to approximately $3.7 million, $4.3 million and $3.9 million, respectively.  These amounts do not include the reclassification of inventory to property and equipment and other non-cash purchases made during 2017, 2016 and 2015 in the approximate amounts of $5.7 million, $2.5 million and $2.5 million, respectively.

B.	Business Overview

We are a leading provider of satellite ground segment and other network communications solutions and services. We design and manufacture satellite ground segment and networking communications equipment, which we sell to our customers either as network components (modems, BUCs, antennas) or as complete network solutions (which include hubs and related terminals and services) or turnkey projects. The equipment that we develop includes commercial VSAT systems, defense and homeland security satellite communications systems, SSPAs, BUCs, low-profile antennas, on-the-Move / on-the-Pause terminals and modems. Our equipment is used by satellite operators, service providers, telecommunications operators, system integrators, government and defense organizations, large corporations and enterprises. We sell and distribute our products and provide our services internationally, in Latin America, Asia, Asia Pacific, North America, Africa and Europe. In particular, we provide connectivity services, Internet access and telephony, to enterprise, government and residential customers over our own networks, built using both our equipment and equipment purchased from other manufacturers in various technologies. We also provide NOC operations and hub services, such as in Australia, over a VSAT network owned by SingTel Optus Pty Limited, or Optus, a large Australian telecommunication company.

From 2012 through 2017, we operated in three business divisions: Commercial, Mobility and the Services Division.

•          Commercial Division – provides advanced satellite networks, fixed satellite communication systems, small cell solutions and associated professional services and comprehensive turnkey solutions and fully managed satellite services solutions. Our customers are service providers, satellite operators, MNOs, Telcos, and large enterprises worldwide. We focus on HTS opportunities worldwide and are driving meaningful partnerships with satellite operators to leverage our technology and breadth of services to deploy and operate the ground segment.

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

Commencing in the first quarter of 2018, in order to more accurately reflect management’s focus, organizational alignment, our customer base and end markets, we will operate in three new business segments, as follows:

•
Fixed Networks includes broadband satellite network equipment including our cellular backhaul solutions and services for Telcos, as well as our products and solutions for enterprises, consumers and governments worldwide, which are currently under the Commercial division. In addition, it includes our network operation and managed services activity in Peru and Colombia, which are currently part of the Services segment.

•
Mobility Solutions (previously named Mobility division) will remain intact and will continue to include satellite communication equipment for on-the-move satellite communications including our IFC activity as well as our defense and homeland security activities.

•	Terrestrial Infrastructure Projects includes our construction of the FITEL fiber and microwave network in Peru, which is currently part of the Services division.

                The above changes in our reportable segments will have no effect on the goodwill assignment among the divisions.

In the year ended December 31, 2017, we derived approximately 30%, 31% and 39% of our revenues from our Commercial Division, Mobility Division and Services Division, respectively.

We have diversified revenue streams that result from both sales of products, which include construction of networks, and services. In the year ended December 31, 2017, approximately 76% of our revenues were derived from sales of products and 24% from services.  During the same period, we derived 47%, 26%, 15% and 12% of our revenues from Latin America, North America, EMEA and APAC, respectively.

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

•
Antenna – Antennas can vary quite significantly in size, power and complexity depending on the ground equipment they are connected to, and their application. For example, antennas connected to remote sites generally are in the range of one meter in diameter while those connected to the central hub system can be in the range of ten meters in diameter. Antennas used on moving platforms need to be compact and have a mechanically or electronically auto-pointing mechanism so that they can remain locked onto the satellite during motion.

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

Satellite
operators
End user
End user
End user
Communication
service provider
Ground station
equipment providers

Satellite operators provide satellite transponder capacity (a portion of the satellite’s bandwidth and power which is used to establish one or more communication channels) on satellites positioned in geostationary orbit above the equator. A typical satellite can cover a geographic area the size of the continental U.S. or larger. The satellite receives information from the ground station equipment, amplifies it and transmits it back to earth on a different frequency. Satellite operators sell the capacity in a variety of leasing agreements to their customers. Our technology is compatible with C‑band, Ku‑band and Ka‑band satellites including special extended C‑band and extended Ku‑band satellites. Some of the leading satellite operators are Intelsat, SES, Chinasat, Hispasat and Eutelsat.

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

Given the technological and implementation benefits afforded by satellite communications networks, we believe that the market for satellite communications products and services will continue to grow. In particular, according to a 2017 report from NSR, a leading international telecom market research and consulting firm, the number of unit shipments to broadband satellite sites, platforms and subscribers is expected to grow at a compounded annual growth rate, or CAGR, of 21% through 2026.

Further, according to a 2017 report of EuroConsult, a leading global consulting firm specializing in space markets, aggregated satellite capacity has grown significantly in recent years and is forecasted to grow further in the coming years. According to the report, the growing availability of satellite capacity has resulted in significant reduction in the cost of satellite capacity.

In addition, satellite communications is an effective solution for mobility, especially for maritime and for international flight.

New communications networks that integrate satellites operating in low or medium earth orbits (LEO/MEO) are scheduled to be launched in the coming years and are forecasted to account for a significant portion of the aggregated satellite capacity and of the equipment unit shipments to broadband satellite sites, platforms and subscribers.

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

There are six primary market categories that require broadband satellite products and services:

Enterprise and Business.  End-users include large companies and organizations, Small- Medium Enterprises, or SMEs, and Small Office / Home Office (SOHO) users. For enterprises, satellite communications networks offer network connectivity and deliver voice, data and video within corporations (known as corporate intranets), Internet access, transaction‑based connectivity that enables on‑line data delivery such as point‑of‑sale (credit and debit card authorization), inventory control and real time stock exchange trading.

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

Government.  The government sector consists of homeland security and military users. The versatility, reliability, and resiliency of satellite broadband networks, the in-motion low profile antennas and the lightweight SSPAs are a perfect fit for security and armed forces. For example, low power lightweight satellite communications systems can be quickly deployed in disaster areas, as a replacement for destroyed wireless or wire line networks, providing communication services to emergency personnel and law enforcement units.

Mobility. The mobility market is comprised of on the move platforms, on land at sea and in the air, such as aircraft, ships, trains and vehicles, that require broadband connectivity. Satellite-based solutions for these platforms include ground network platform, modems, on-the-move antennas and transceivers.

Our Competitive Strengths

We are a leading provider of satellite communication and networking products and services. Our competitive strengths include:

Market leadership in large and growing markets.  Since our inception, we have sold more than 1. 5 million satellite terminals (VSATs), over 10,000 low profile antennas and over 30,000 BUCs and SSPAs to customers in approximately 90 countries. Our customer base includes a large number of satellite‑based communications service providers, system integrators and operators worldwide. In addition, we are one of the largest satellite communications service providers to rural communities in Latin America.

Technology leadership.  We have been at the forefront of satellite communications technology and services for 30 years and continue to be an innovator and developer of new satellite technologies. Our customizable satellite communications technology enables us to provide a wide range of broadband, Internet, voice, data and video solutions to our customers. We offer hubs and optimized satellite terminals (VSATs) which can attain a rate of up to 400Mbps. Our product and operations infrastructure is capable of running hubs with greater than 99.8% availability while rolling out thousands of new VSAT site locations each month. Our SkyEdge II-c, state-of-the-art solution, provides high performance and space segment efficiency. Our legacy product lines are known for their durability and resilience.  We provide advanced on-the- move terminals, including all components such as antennas, BUCs and modems. Our low-profile, satellite communications on-the-move solutions antennas provide reliable broadband communications for commercial and defense applications. Our SSPAs provide good performance, even at the extreme end of temperature and environmental performance specifications. X-Architecture, our new cloud-based distributed architecture, and our Electronically-Steered Array / Phased Array Antenna (ESA/PAA) are our two most recent innovations that, we believe, have positioned us as a leader in providing satellite communications technology. Our research, development and engineering team, comprised of 251 persons, enable us to rapidly develop new features and applications. Moreover, by directly serving end-users through our service organizations, we are able to quickly respond to changing market conditions and maintain our position in the market.

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

Diversified revenue streams and customer base.  In the year ended December 31, 2017, approximately 76% of our revenues were generated from equipment sales and 24% of our revenues were generated from services. Our equipment sales are generally independent equipment orders which often generate maintenance contracts and additional opportunities for future equipment sales and also include the revenues from the construction phase of large-scale projects. Our service sales are characterized by long-term contracts that provide a recurring revenue base. In the year ended December 31, 2017, our three business divisions, Commercial, Mobility and Services, accounted for 30%, 31% and 39% of our revenues, respectively.

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

Our Growth Strategy

Our objective is to leverage our technology and services capabilities in order to:

Expand Presence in the IFC Market – We continue to develop our hub and modem technology to serve connectivity needs of aviation service providers.  We are also placing a major focus on developing a new dual band Ka/Ku terminal, as well as leveraging our unique Phased Array antennas. These solutions are designed to serve the high growth of IFC services in the commercial aviation and business aviation markets.

Fortify our Leadership Position in the 4G/LTE Backhaul Market - We intend to continue to leverage our technology, as well as our experience, to serve mobile network operators’ 4G/5G connectivity needs in rural, metro-edge and metro areas with long term projects.

Serve as a Key Partner of HTS Satellite Operators – We will continue to serve as a meaningful partner of HTS operators, leveraging our leading technology in the market and our breadth of services to deploy and operate ground segments.

Provide Internet Broadband to Rural Areas – We intend to build on our experience in bringing broadband Internet to rural areas in Latin America and identify additional markets to expand into.

Our Businesses in 2017

Commercial Division

Overview

Our Commercial Division provides satellite communications network systems and associated professional and managed services to satellite operators, Telcos and service providers worldwide. Our operational experience in deploying large networks together with our global network of local offices enable us to work closely and directly with those providers. We provide equipment, solutions and services to the commercial, mobile, government, enterprise and consumer markets. We provide solutions tailored to the requirements of individual industries. Based on our open SkyEdge platform, our solutions provide added value to operators through better performance and integration as well as simpler deployment.

We also support satellite networking through professional services, training and a full range of turnkey solutions and outsourced network operations.

Our SkyEdge product family, including the SkyEdge II and SkyEdge II-c products, allow us to deliver efficient, reliable and affordable broadband connectivity such as Internet, voice, data and video. As a single platform SkyEdge II-c supports multiple applications such as Broadband Access, Enterprise Cellular Backhaul and Mobility applications.

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

Cellular Small-Cell-over-Satellite Solution

The CellEdge product is an integrated small cell over satellite solution for cost effective cellular connectivity to remote areas on 2G/3G/4G networks. The integrated solution comprises an outdoor small cell that is optimized to provide an enhanced user experience. The satellite backhaul is provided by our SkyEdge II-c VSAT system, which minimizes satellite space segment overheads by applying efficient voice and data compression combined with satellite bandwidth allocation on demand. Because the small cell is lightweight, it can be mounted on a low-cost pole or light-tower. Power transmission is high while power consumption is low. The lack of overhead associated with this solution makes it particularly attractive to network operators and supports the business case for remote connectivity.

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

We sell VSAT communications networks and solutions primarily to service providers that mostly serve the enterprise consumer, cellular backhauling, and mobility market. We have more than 300 such customers worldwide.

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

Wavestream

Our Wavestream subsidiary designs and manufactures next generation solid-state power amplifiers for mission-critical defense and broadcast satellite communications systems. Wavestream’s innovative, patented Spatial AdvantEdge™ technology provides higher output power, greater reliability and lower energy usage in more compact packages than traditional amplifier solutions. Our Wavestream product line meets the growing demand for greater efficiency and significant lifecycle cost reductions for satellite communications systems worldwide.

Wavestream’s headquarters, research and development, engineering and manufacturing facilities are located in San Dimas, California, with an additional research and development center in Singapore. Our BUCs are manufactured in our San Dimas facility.

The Wavestream product line addresses the following applications and markets:

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

•
Commercial terminals - A high power amplifier is used with high-end VSAT terminals for various applications where there is the requirement to transmit large amounts of data. Examples include airborne IFC terminals/antennas in commercial and business airplanes high speed for Internet access. The satellite terminals/antennas are usually provided via system integrators, service providers or airframe manufacturers, and not directly from the power amplifier suppliers;

•
Commercial broadcast - Broadcast providers and teleport operators require high power amplifiers in order to transmit large carriers, such as for TV broadcast, multicast of video and high-speed IP connectivity.

Wavestream’s customers include General Dynamics, GATR Technologies (a subsidiary of Cubic Corporation), L-3, Honeywell, Tecom and AeroSat Corporation.

RF amplifiers, BUCs and transceivers

The Wavestream product line consists of RF amplifiers, BUCs and transceivers that use solid-state sources to produce high power at microwave and millimeter-wave frequencies. Our patented Spatial AdvantEdge™ technology allows us to create more compact product packages that provide higher power, greater reliability and improved efficiency for any mission-critical applications. The spatially power combined amplifier employs a different technique for combining the transistor outputs than traditional Monolithic Microwave Integrated Circuit, or MMIC, based amplifiers. Rather than combining in multiple steps, increasing loss and size with each combining stage, all transistor outputs are combined in a single step. Many amplifying elements synchronously amplify the input signal, and their outputs are combined in free space for very high combining efficiency.

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

•
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

•
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

Services Division

We are a service provider for broadband services and public telephony in rural areas, incorporating our hubs, satellite network equipment and terrestrial technologies (typically, fiber-optic and wireless technologies). We are generally engaged through BOT contracts subsidized by the government. Accordingly, we build the infrastructure, act as a licensed telecommunications operator for a defined period and then transfer the network to the customer. We also build telecommunication infrastructure typically using fiber-optic and wireless technologies for broadband connectivity and transfer them to government upon completion.

Our services include operating public phones (primarily utilizing prepaid cards) and providing broadband services to public entities, such as schools, health centers and police stations. In addition, we use our infrastructure to provide services to other local operators, enterprise, SME, SOHO and residential customers as well as governmental entities, such as Poder Judicial Del Peru and the Peruvian national bank, Banco de la Nacion and others. We also provide satellite telecommunication equipment to local operators and to governmental entities, such as the Ministry of Education and a growing business line of capacity offering over our terrestrial networks (wireless) and reach expansion of the fiber networks to high demand areas (especially mines).

Our subsidiaries have local offices in Lima, Peru and Bogota, Colombia.

Services and Solutions

Since our first rural telephony project for FITEL in Peru in 1998, we have been awarded several of the rural communications projects launched by the Peruvian government. Overall, we operate approximately 7,500 telephony sites in Peru, and approximately 850 Internet services sites, and have been awarded large-scale government contracts to build and operate, or to build, operate and transfer, these networks. Additionally, we have developed services for financial sector customers, such as Banco de la Nacion, providing Internet, data and telephony services. Our rural network serves more than six million people.

In December 2013, we were awarded a contract from the Peruvian government (through FITEL) for the deployment and operation of a wireless transport and distribution network in the northern Amazonas region of Peru. The contract, worth $30 million, is for construction of the network, its operation for 10 years and the provision of services to 88 villages along the network’s path. This contract was expanded in 2014 by approximately $6 million for 24 additional localities along the Amazonas River. It was successfully constructed, approved by FITEL and has entered the operational phase. In 2015, we were awarded four Regional FITEL Projects by the Peruvian government (through FITEL), with expected revenues of $393 million over approximately 13 years for the construction of networks, operation of the networks for a defined period and their transfer to the government.  Pursuant to the Regional FITEL Projects awarded in 2015, we are building fiber-optic transport networks and will operate them for up to one year before transferring them to the Peruvian government. Under projects awarded in December 2015, we will transfer the transport networks that we build to the Peruvian government immediately upon completion. Additionally, we are constructing access networks, based on wireless technologies that we will operate for 10 years, prior to transferring them to the Peruvian government. We expect to generate additional revenues by enabling cellular carriers to acquire capacity over these networks to address the growing need for voice, data, and internet in these regions, as well as additional services to regional governments served in those projects.

We started operations in Colombia in 1999 by winning the government’s Compartel I project focused on rural telephony. This project was followed by several projects awarded by the Colombian government to us, under which Gilat Colombia operated large networks of thousands of rural sites spread throughout the country. The services for those rural sites included broadband internet connectivity, telephony, fax and other services. In December 2013, we were awarded a project, as part of the Kioscos Digitales project initiated by the Colombian Ministry of Information Technologies and Communications, or the Ministry of ITC, in the aggregate amount of 189 billion Colombian Pesos (approximately $63 million, based on the representative rate of exchange published as of December 31, 2017. In October 2017, the agreement was extended for an additional period ending in the second quarter of 2018, in an amount of up to around 57 billion Colombian Pesos (approximately $19 million, based on the representative rate of exchange published as of December 31, 2017). Under this project, we provide Internet/telephony connectivity for assimilation of educational and small communities programs in 1903 Kioscos sites in rural areas of the country. This project is expected to end in the first quarter of 2018.  During 2015, we recorded an impairment of long lived assets charge of $10.1 million related to the Kioscos Digitales project. For more information, see ITEM 5.A - “Operating and Financial Review and Prospects - Operating Results - Impairment of Intangible Assets and Long-Lived Assets”.

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

In the equipment market, we face competition from other providers of satellite communications systems, products and services, such as EchoStar, ViaSat, iDirect, Newtec and a few other smaller providers.

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

Our primary competitors with respect to our BUCs and other Wavestream products are Comtech Xicom Technology, Inc., CPI Satcom, General Dynamics Satcom Technologies, Paradise Datacom and Mission Microwave Technologies.

In Peru and Colombia, where we primarily operate public rural telecom services, we typically encounter competition on bids for projects subsidized by the government or other public entities from various service providers, system integrators and consortiums. Some of these competitors offer solutions based on satellite communications technology and some on alternate technologies (typically fiber-optic or wireless).  As operators that offer terrestrial or cellular networks expand their reach to certain Peru and Colombia regions, they compete with our communications solutions. Among such competitors are Telefonica del Peru, Axesat S.A., Skynet Colombia S.A. and Newcom International (owned by Speedcast).

Geographic Distribution of Our Business

The following table sets forth our revenues from continued operations by geographic area for the periods indicated below as a percent of our total sales:

	Years Ended December 31, 2017
	2017	2016	2015
Latin America	47%	51%	51%
North America	26%	20%	14%
EMEA	15%	12%	11%
APAC	12%	17%	24%
Total	100%	100%	100%

C.	Organizational Structure

Significant Subsidiaries	Country/State of Incorporation	% ownership

1. Gilat Satellite Networks (Holland) B.V.	Netherlands	100%
2. Gilat Colombia S.A. E.S.P	Colombia	100%
3. Gilat to Home Peru S.A	Peru	100%
4. Gilat do Brazil Ltda.	Brazil	100%
5. Gilat Satellite Networks (Mexico) S.A. de C.V.	Mexico	100%
6. Wavestream Corporation	Delaware	100%
7. Gilat Networks Peru S.A	Peru	100%
8. Gilat Australia Pty Ltd.	Australia	100%
9. Gilat Satellite Networks (Eurasia) Limited	Russia	100%
10. Gilat Satellite Networks MDC (Moldova)	Moldova	100%
11. Raysat Bulgaria EOOD	Bulgaria	100%
12. Gilat Satellite Communication Technology (Beijing) Ltd.	China	100%

D.	Property, Plants and Equipment

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

We own facilities located on approximately 140,400 square feet of land in Backnang, Germany.  Since May 2002, these facilities are leased to a third party, which lease expires on December 31, 2025.  We own approximately 13,800 square feet of research and development facilities and rent approximately 12,600 square feet of manufacturing facilities in Sofia, Bulgaria, which lease will expire on May 31, 2018, and rent approximately 7,750 square feet in Moldova for research and development activities.  Our Wavestream subsidiary currently occupies approximately 32,500 square feet of facilities for office space, research and development and manufacturing in San Dimas, California under a lease, which will expire on March 31, 2020.

We also maintain facilities in Brazil, Colombia, Mexico, China, Peru and Australia, along with representative offices in Bangkok (Thailand), New Delhi (India), Almaty (Kazakhstan), Jakarta (Indonesia), Moscow (Russia), Singapore and small facilities in other locations throughout the world.

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

Introduction

We are a global provider of satellite-based broadband communications. We design and manufacture ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our e technology. Our portfolio comprises a cloud based satellite network platform, VSATs, amplifiers, high-speed modems, on-the-move antennas and high power SSPAs and BUCs. Our solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting stringent service level requirements. We also provide connectivity services, internet access and telephony, to enterprise, government and residential customers utilizing both our own networks, and also other networks that we install, mainly based on BOT contracts. We also provide managed network services over VSAT networks owned by others.

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

Through 2017, we operated in three business segments, comprised of our Commercial, Mobility and Services divisions:

•          Commercial Division – provides advanced fixed satellite networks, satellite communication systems, small cell solutions and associated professional services and comprehensive turnkey solutions and fully managed satellite services solutions. Our customers are service providers, satellite operators, mobile network operators, or MNOs, telecommunication companies, or Telcos, and large enterprises worldwide. We focus on high throughput satellites, or HTS, opportunities worldwide, with focus on cellular backhaul, and are driving meaningful partnerships with satellite operators to leverage our technology and breadth of services to deploy and operate the ground segment.

•           Mobility Division – provides advanced, satellite communication on the move systems, including airborne, maritime and ground-mobile satellite systems and solutions.  Our customers are service providers, system integrators, defense and homeland security organizations, as well as other commercial entities worldwide. The division provides solutions for land, sea and air connectivity, while placing major focus on the high-growth market of In-Flight Connectivity, or IFC, with its unique leading technology. The division’s portfolio comprises high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid State Amplifiers (SSPAs) and BUCs.

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

Commencing in the first quarter of 2018, in order to more accurately reflect management’s focus, organizational alignment, our customer base and end markets, we will operate in three new business segments, as follows:

•
Fixed Networks includes broadband satellite network equipment including our cellular backhaul solutions and services for Telcos, as well as our products and solutions for enterprises, consumers and governments worldwide, which are currently under the Commercial division. In addition, it includes our network operation and managed services activity in Peru and Colombia, which are currently part of the Services segment.

•
Mobility Solutions (previously named Mobility division) will remain intact and will continue to include satellite communication equipment for on-the-move satellite communications including our IFC activity as well as our defense and homeland security activities.

•	Terrestrial Infrastructure Projects includes our construction of the FITEL fiber and microwave network in Peru, which is currently part of the Services division.

The above changes in our reportable segments will have no effect on the goodwill assignment among the divisions.

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

Explanation of Key Income Statement Items

Revenues

We generate revenues mainly from the sale of products, including construction of networks, from services for satellite-based communications networks and from providing connectivity services, Internet access and telephony, to enterprise, government and residential customers under large-scale contracts that utilize both our own networks and also other networks that we install, mainly based on BOT contracts. These large‑ scale contracts sometimes involve the installation of thousands of VSATs or massive fiber-optic transport and access networks. Sale of products includes principally the sale of VSATs, hubs, SSPAs, low-profile antennas and on-the-Move / on-the-Pause terminals and the construction phase of large-scale projects. Service revenues include access to and communication via satellites, or space segment, installation of network equipment, telephone services, Internet services, consulting, on-line network monitoring, network maintenance and repair services. We sell our products primarily through our direct sales force and indirectly through resellers or system integrators. Sales consummated by our sales force and sales to resellers or system integrators are considered sales to end-users.

In 2017, 2016 and 2015, FITEL a Services Division customer, accounted for 28%, 34% and 11% of our revenues, respectively.

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

Our operating results are significantly affected by, among other things, the timing of contract awards and the performance of agreements. As a result, our revenues and income (loss) may fluctuate substantially from quarter to quarter, and we believe that comparisons over longer periods of time may be more meaningful. The nature of certain of our expenses is mainly fixed or partially fixed and any fluctuation in revenues will generate a significant variation in gross profit and net income (loss).

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

Most of the activity of Gilat Colombia consists of operating subsidized projects for the Ministry of ITC, through its “Dirección de Conectividad”, or DirCon, (formerly known as the Compartel Program).  The first projects were originally awarded to our Colombian subsidiaries in 1999 and 2002 and were extended several times. An additional project was awarded to us in 2011 and was completed in December 2013. Another project was awarded to us by the Ministry of ITC in 2013 and was extended in 2017. The project is ongoing and scheduled to be completed in 2018.

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

Deferred revenue and advances from customers represent amounts received by our company when the criteria for revenue recognition as described above are not met and are included in “Advances from customers and deferred revenues” and “Other long-term liabilities”, as appropriate. When deferred revenue is recognized as revenue, the associated deferred costs are also recognized as cost of sales.

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

Inventory Valuation. We are required to state our inventories at the lower of cost or net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. At each balance sheet date, we evaluate our inventory balance for excess quantities and obsolescence. This evaluation includes an analysis of sales levels by product and projections of future demand. We write-off inventories that are considered obsolete. Remaining inventory balances are adjusted to the lower of cost or net realizable value. If future demand for our old or new products or market conditions is less favorable than our projections, inventory write-offs may be required and would be reflected in cost of revenues for such period.

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

During 2017 and 2016, we did not identify any impairment losses of long-lived assets. Future events could cause us to conclude that impairment indicators exist, and that additional long-lived assets and intangible assets associated with our acquired businesses are impaired. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

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

Goodwill. Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired. Under ASC 350 “Intangibles - Goodwill and Others”, or ASC 350, goodwill is not amortized, but rather is subject to an annual impairment test. ASC 350 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances, and written off if and to the extent it is impaired. We conduct our impairment testing in the fourth quarter of each year, or more often if there are indicators of impairment present. We first assess qualitative factors, for all of our reporting units, to determine whether it is necessary to perform the quantitative goodwill impairment test. If the qualitative assessment does not result in a more likely than not indication of impairment, no further impairment testing is required, otherwise the goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is determined using discounted cash flows. Significant estimates used in the fair value methodologies include estimates of future cash flows, future growth rates and the weighted average cost of capital of the reporting units.

In 2017, following an improvement in the Mobility segment results, we performed a qualitative assessment and concluded that it is not more likely than not that the fair value of the reporting units is less than their carrying amounts and accordingly it is unnecessary to perform the two-step quantitative goodwill impairment test.

In 2016, we performed both qualitative and quantitative assessment and concluded that no impairment of goodwill needs to be recorded.

In 2015, the continuing pressure on the DoD budget in the United States along with delayed orders from other clients as well as other factors, resulted in a decline in revenues and operational results of our Mobility Division compared to budget and prior year’s results. These factors were considered by us as indicators of a potential impairment of the Mobility Division’s goodwill.

In accordance with ASC 350, “Intangible – Goodwill and Other” (“ASC 350”), following the identification of impairment indicators, we performed a goodwill impairment test for the two reporting units in the Mobility Division, using the income approach to value the reporting units’ fair value. The material assumptions used for the income approach were five (5) years of projected cash flows, a long-term growth rate of 4% and a discounted rate of 13%. The impairment test resulted in a goodwill impairment of $20.4 million in 2015, attributable to the Wavestream reporting unit. This impairment was recorded as part of “Goodwill impairment” in our statement of operations.

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

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Revenues. Revenues for the years ended December 31, 2017 and 2016 for our three divisions were as follows:

	Year Ended			Year Ended
	December 31,			December 31,
	2017	2016		2017	2016
	U.S. dollars in thousands		Percentage change	Percentage of revenues

Commercial
Products	56,740	62,030	(8.5)%	20.1%	22.2%
Services	27,126	31,791	(15.2)%	9.6%	11.4%
	83,866	94,001	(10.8)%	29.7%	33.6%
Mobility
Products	79,524	59,363	34.0%	28.1%	21.2%
Services	8,873	3,548	150.1%	3.1%	1.3%
	88,397	62,911	40.5%	31.3%	22.5%
Services
Products	78,258	92,898	(15.8)%	27.7%	33.2%
Services	32,235	29,741	8.4%	11.4%	10.6%
	110,493	122,639	(9.9)%	39.1%	43.9%
Total
Products	214,522	214,291	0.1%	75.9%	76.7%
Services	68,234	65,260	4.6%	24.1%	23.3%
Total	282,756	279,551	1.1%	100.0%	100.0%

Our total revenues for the years ended December 31, 2017 and 2016 were $282.8 million and $279.6 million, respectively. The increase in 2017 is mainly attributable to an increase of approximately $25.5 million in Mobility Division revenues, largely offset by a decrease of $10.1 in Commercial Division revenues and a $12.1 million decrease in Services Division revenues.

    The increase in Mobility Division revenues is primarily attributable to an increase in sales related to airborne mobility products, principally IFC products and our Wavestream products.

    The decrease in our Commercial Division revenues is primarily attributable to lower sales in the Asia Pacific and China regions partially offset by higher revenues in the Latin America region.

    The decrease in Services Division revenues is primarily attributable to lower revenues from the four FITEL projects which we were awarded in 2015. We began deploying the first three projects during 2015 and the fourth in 2016. The four FITEL projects are expected to generate revenues of approximately $393 million over a period of approximately 13 years.

    Gross profit. The gross profit and the gross margin of our three divisions for the years ended December 31, 2017 and 2016 was as follows:

	Year Ended		Year Ended
	December 31,		December 31,
	2017	2016	2017	2016
	U.S. dollars in thousands		Percentage of revenues

Commercial
Products	17,587	18,018	31.0%	29.0%
Services	12,832	18,580	47.3%	58.1%
	30,419	36,598	36.3%	38.9%
Mobility
Products	37,294	19,965	46.9%	33.6%
Services	4,610	1,984	52.0%	55.9%
	41,904	21,949	47.4%	34.9%
Services
Products	6,473	13,745	8.3%	14.8%
Services	3,699	3,198	11.5%	10.8%
	10,172	16,943	9.2%	13.8%
Total
Products	61,355	51,728	28.6%	24.1%
Services	21,140	23,762	31.0%	36.4%
Total	82,495	75,490	29.2%	27.0%

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

Our gross profit margin increased to 29.2% in 2017 from 27% in 2016. The increase in our gross profit margin in the year ended December 31, 2017 is mainly attributable to substantial higher revenue volume in our Mobility Division which is characterized with higher gross profit margins compared to our other divisions. This increase was partially offset by a decrease in our gross profit margin in the Services and Commercial Divisions.

The increase in the gross profit margin of the Mobility Division is mainly attributable to a different revenue mix and higher revenues in the year ended December 31, 2017 compared to the year ended December 31, 2016.

The decrease in the Commercial Division’s gross profit margin is mainly attributable to lower revenues and a slightly higher fixed expenses level in the year ended December 31, 2017, compared to the year ended December 31, 2016.

In the Services Division, the decrease in the gross profit margin is attributable to lower revenue from the FITEL projects and higher fixed expenses in the year ended December 31, 2017 compared to the year ended December 31, 2016.

Research and development expenses, net. Our research and development expenses are incurred by our Commercial and Mobility Divisions. Our research and development expenses for the years ended December 31, 2017 and 2016 were as follows:

	Year Ended			Year Ended
	December 31,			December 31,
	2017	2016		2017	2016
	U.S. dollars in thousands		Percentage change	Percentage of revenues

Commercial
Expenses incurred	12,956	14,222	(8.9)%	15.4%	15.1%
Less - grants	784	1,623	(51.7)%	0.9%	1.7%
	12,172	12,599	(3.4)%	14.5%	13.4%
Mobility
Expenses incurred	16,476	12,254	34.5%	18.6%	19.5%
Less - grants	634	-	635.0%	0.7%	0.0%
	15,842	12,254	29.3%	17.9%	19.5%
Total, net (*)	28,014	24,853	12.7%	16.3%	17.5%

    (*) percentage of total net research and development costs of revenues is calculated based on total revenues of our Commercial and Mobility Divisions.

    Research and development expenses increased by approximately $3.2 million in 2017 compared to 2016. The increase in expenses is related to our increased investments in R&D efforts in the Mobility Division to support our growing business.

Selling and marketing expenses. The selling and marketing expenses of our three reportable divisions for the years ended December 31, 2017 and 2016 were as follows:

	Year Ended			Year Ended
	December 31,			December 31,
	2017	2016		2017	2016
	U.S. dollars in thousands		Percentage change	Percentage of revenues
Commercial	16,925	17,153	(1.3)%	20.2%	18.2%
Mobility	5,782	5,483	5.5%	6.5%	8.7%
Services	1,052	775	35.7%	1.0%	0.6%
Total	23,759	23,441	1.5%	8.4%	8.4%

Selling and marketing expenses increased by approximately $0.3 million in the year ended December 31, 2017 compared to the year ended December 31, 2016. Selling and marketing expenses increased in each of our Mobility and Services Divisions by approximately $0.3 million. This increase was partially offset by a decrease of $0.2 million in our Commercial Division.

General and administrative expenses.  The general and administrative expenses of our three divisions for the years ended December 31, 2017 and 2016 were as follows:

	Year Ended			Year Ended
	December 31,			December 31,
	2017	2016		2017	2016
	U.S. dollars in thousands		Percentage change	Percentage of revenues
Commercial	6,016	10,657	(43.5)%	7.2%	11.3%
Mobility	6,326	9,138	(30.8)%	7.2%	14.5%
Services	7,519	6,676	12.6%	6.8%	5.4%
Total	19,861	26,471	(25.0)%	7.0%	9.5%

General and administrative expenses decreased by approximately $6.6 million in the year ended December 31, 2017 compared to the year ended December 31, 2016. This decrease is attributable to $4.6 million and $2.8 million decreases in the expenses of our Commercial and Mobility Divisions, respectively, partially offset by an increase of $0.8 million in the expenses of our Services Division.

The decrease in expenses of our Commercial Division is primarily attributable to an accrual for bad debt related to a governmental customer in Venezuela arising from the worsening economic situation and the credit downgrade in that country that was recorded in 2016.

The $2.8 million decrease in our Mobility Division expenses, is primarily attributable to lower legal expenses due to the conclusion of trade secrets litigation that we initiated in 2015 against former employees in the U.S..

The increase in expenses of our Services Division in 2017 is primarily attributable to higher salaries and related benefits expenses and higher depreciation expenses.

Financial expenses, net.  In the year ended December 31, 2017, we had financial expenses of approximately $4.3 million compared to financial expenses of approximately $4.8 million in 2016. The decrease in our financial expenses is primarily attributable to lower bank charges, surety and guaranty expenses, mainly related to our projects in Latin America.

Taxes on income.  Taxes on income are dependent upon where our profits are generated, such as the location and taxation of our subsidiaries as well as changes in deferred tax assets and liabilities recorded mainly as part of business combinations. In the year ended December 31, 2017 we had a tax benefit of approximately $0.2 million compared to tax expenses of approximately $1.3 million in the year ended December 31, 2016.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Revenues. Revenues for the years ended December 31, 2016 and 2015 for our three divisions were as follows:

	Year Ended			Year Ended
	December 31,			December 31,
	2016	2015		2016	2015
	U.S. dollars in thousands		Percentage change	Percentage of revenues

Commercial
Products	62,030	65,666	(5.5)%	22.2%	33.2%
Services	31,971	35,269	(9.4)%	11.4%	17.9%
	94,001	100,935	(6.9)%	33.6%	51.1%
Mobility
Products	59,363	38,746	53.2%	21.2%	19.6%
Services	3,548	2,366	50.0%	1.3%	1.2%
	62,911	41,112	53.0%	22.5%	20.8%
Services
Products	92,898	24,558	278.3%	33.3%	12.4%
Services	29,741	30,938	(3.9)%	10.6%	15.7%
	122,639	55,496	121.0%	43.9%	28.1%
Total
Products	214,291	128,970	66.2%	76.7%	65.3%
Services	65,260	68,573	(4.8)%	23.3%	34.7%
Total	279,551	197,543	41.5%	100.0%	100.0%

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

In the Services Division, the increase in our gross profit margin is attributable to the impairment of long-lived assets of approximately $10.1 million which was recorded in 2015, coupled with higher revenue from the FITEL projects in the year ended December 31, 2016, compared to the year ended December 31, 2015. During 2015, we encountered higher than expected expenses related to our project in Colombia, which resulted in operating and cash flow losses. Consequently, we identified an impairment loss of property and equipment, net and long-term deferred charges, which are part of “other assets” in our balance sheet, in the amount of $4.1 million and $6.0 million, respectively. The total impairment loss of $10.1 million was recorded as part of “Impairment of long lived assets” in the statement of operations.

Research and development expenses, net. Our research and development expenses are incurred by our Commercial and Mobility Divisions. Our research and development expenses for the years ended December 31, 2016 and 2015 were as follows:

	Year Ended			Year Ended
	December 31,			December 31,
	2016	2015		2016	2015
	U.S. dollars in thousands		Percentage change	Percentage of revenues

Commercial
Expenses incurred	14,222	16,698	(14.8)%	15.1%	16.5%
Less - grants	1,623	2,523	(35.7)%	1.7%	2.5%
	12,599	14,175	(11.1)%	13.4%	14.0%
Mobility
Expenses incurred	12,254	8,254	48.5%	19.5%	20.1%
Less - grants	0	17	(100.0)%	0.0%	0.0%
	12,254	8,237	48.8%	19.5%	20.0%
Total, net (*)	24,853	22,412	10.9%	17.5%	15.8%

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

    Selling and marketing expenses. The selling and marketing expenses of our three reportable divisions for the years ended December 31, 2016 and 2015 were as follows:

	Year Ended			Year Ended
	December 31,			December 31,
	2016	2015	Percentage	2016	2015
	U.S. dollars in thousands		Change	Percentage of revenues per division
Commercial	17,153	16,839	1.9%	18.2%	16.7%
Mobility	5,483	6,947	(21.1)%	8.7%	16.9%
Services	775	1,037	(25.3)%	0.6%	1.9%
Total	23,411	24,823	(5.7)%	8.4%	12.6%

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

    General and administrative expenses.  The general and administrative expenses of our three divisions for the years ended December 31, 2016 and 2015 were as follows:

	Year Ended			Year Ended
	December 31,			December 31,
	2016	2015	Percentage	2016	2015
	U.S. dollars in thousands		Change	Percentage of revenues per division
Commercial	10,657	6,622	60.9%	11.3%	6.6%
Mobility	9,138	6,271	45.7%	14.5%	15.3%
Services	6,676	5,751	16.1%	5.4%	10.4%
Total	26,471	18,644	42.0%	9.5%	9.4%

General and administrative expenses increased by approximately $7.8 million in the year ended December 31, 2016 compared to the year ended December 31, 2015. This increase is attributable to $4.0 million, $2.9 million and $0.9 million increases in the expenses of our Commercial, Mobility and Services Divisions, respectively.

The increase in expenses of our Commercial Division is primarily attributable to an accrual for bad debt attributable to the Commercial Division’s governmental customer in Venezuela arising from the worsening economic situation and the credit downgrade in that country.

    In our Mobility Division, the $2.9 million increase is primarily attributable to higher legal expenses due to trade secrets litigation in the United States that we initiated in 2015 against former employees,, amounting to approximately $4.4 million in expenses in 2016 compared to $0.8 million in 2015. The increase in expenses of our Services Division in 2016 is primarily attributable to higher salaries and related benefits expenses.

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

Impact of Inflation and Currency Fluctuations

While most of our sales and service contracts are in U.S. dollars or are linked to the U.S. dollar and most of our expenses are in U.S. dollars and NIS, portions of our projects in Latin America as well as our operation in Australia, Asia and Europe are linked to their respective local currencies. The foreign exchange risks are often significant due to fluctuations in local currencies relative to the U.S. dollar.

The influence on the U.S. dollar cost of our operations in Israel relates primarily to the cost of salaries in Israel, which are paid in NIS and constitute a substantial portion of our expenses in NIS. In 2017, the rate of inflation in Israel was 0.4% and the U.S. dollar depreciated in relation to the NIS at a rate of 9.8%, from NIS 3.845 per $1 on December 31, 2016 to NIS 3.467 per $1 on December 31, 2017. If future inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of such devaluation lags behind increases in inflation in Israel, our results of operations may be materially adversely affected. In 2017 and 2016, in order to limit these risks, we entered into hedging agreements to cover certain of our NIS to U.S. dollar exchange rate exposures.

Our monetary balances that are not linked to the U.S. dollar impacted our financial expenses during the 2017 and 2016 periods. This is due to heavy fluctuations in currency rates in certain regions in which we do business, mainly in Latin America, Australia and Europe. There can be no assurance that our results of operations will not be materially adversely affected by other currency fluctuations in the future.

Effective Corporate Tax Rate

The corporate tax rate in Israel effective as of January 1, 2017 is 24%, compared with 25% in 2016 and 26.5% in 2015. As of January 1, 2018, the corporate tax rate in Israel was reduced to 23% .

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

Our company chose 2005 and 2011 as the years of election in order to receive tax benefits as a Benefitted Enterprise under the Investment Law amendment. Our period of benefits as a Benefitted Enterprise under the 2005 election expired on December 31, 2017. Our period of benefits as a Benefitted Enterprise under the 2011 election will expire in 2023. See “Item 10 - Additional Information - Israeli Tax Consideration”. If we fail to comply with the conditions applicable to this status under the Investment Law, we may be required to pay additional taxes and penalties or make refunds and may be denied future benefits. From time to time, the government of Israel has discussed reducing or eliminating the benefits available under such programs, and therefore these benefits may not be available in the future at current levels, or at all.

To the extent we become profitable for Israeli tax purposes, we may be eligible for a tax exemption for a limited period on undistributed Benefitted Enterprise income, and an additional subsequent period of reduced corporate tax rates (ranging between 10% and 25%, depending on the level of foreign ownership of our shares), on such undistributed Benefitted Enterprise income. Income from sources other than the “Benefitted Enterprises” during the relevant period of benefits will be taxable at the regular corporate tax rates. As of December 31, 2017, we did not generate income under the provisions of the Investment Law.

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

              Under the transition provisions of the 2011 legislation, we may elect whether to irrevocably implement the 2011 law, while waiving benefits provided under the currently applicable law, or rather to keep implementing the currently applicable law during the next years. Implementing the January 1, 2011 law is permissible at any stage.

              The December 2016 amendment also prescribes special tax tracks for technological enterprises. The new tax tracks under the amendment are as follows:

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

              Special technological preferred enterprise - an enterprise whose total consolidated revenues (parent company and all subsidiaries) exceeds NIS 10 billion. Such enterprise will be subject to tax at a rate of 6% on profits deriving from intellectual property, regardless of the enterprise’s geographical location.

              Any dividends distributed to “foreign companies”, as defined in the Law, deriving from income from the technological enterprises will be subject to tax at a rate of 4%.

Impact of Recently Issued Accounting Pronouncements

In May 2014, the FASB issued Accounting Standard Update No. 2014-09, Revenue from Contracts with Customers (Topic 606). The core principle of the new guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 requires additional disclosure about the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments. The ASU is effective for us in 2018 using either of two methods: (i) retrospective application of ASU 2014-09 to each prior reporting period presented with the option to elect certain practical expedients as defined within ASU 2014-09; or (ii) retrospective application of ASU 2014-09 with the cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application and providing certain additional disclosures as defined per ASU 2014-09 (“Modified Retrospective Adoption Transition Method”).We have established an implementation team and have started analyzing the impact of the guidance. We have established an implementation team and have started analyzing the impact of the guidance. This includes reviewing revenue contracts across all revenue streams and evaluating potential differences that would result from applying the requirements under the standard. We adopted the new standard on January 1, 2018 using the Modified Retrospective Adoption Transition Method.

We have completed our evaluation of the standard and do not expect a material change in our pattern of revenue recognition. In addition, the standard requires the deferral and amortization of “incremental” costs incurred to obtain a contract. The primary contract acquisition cost for our company are sales commissions. Under current GAAP, we expense sales commissions as incurred while under the standard such costs will be classified as a contract asset and amortized over a period that approximates the timing of revenue recognition on the underlying contracts. We recorded an asset and a cumulative effect to retained earnings of approximately $ 1.5 million on the opening balance sheet at January 1, 2018.

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

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (ASU 2016-13). ASU 2016-13 significantly changes the way impairment of financial instruments is recognized by requiring immediate recognition of estimated credit losses expected to occur over the remaining life of financial instruments. The main provisions of ASU 2016-13 include (1) replacing the “incurred loss” approach under current GAAP with an “expected loss” model for instruments measured at amortized cost, (2) requiring entities to record an allowance for available-for-sale debt securities rather than reduce the carrying amount of the investments, as is required by the other-than-temporary-impairment model under current GAAP, and (3) a simplified accounting model for purchased credit-impaired debt securities and loans. ASU 2016-13 is effective for interim and annual reporting periods beginning after December 15, 2019, although early adoption is permitted. We are currently evaluating the expected impact of the standard on our consolidated financial statements.

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

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash ("ASU 2016-18"), which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. ASU 2016-18 is effective for us as of the first quarter of 2018. We expect that the adoption of ASU 2016-18 will affect our operating and investing activities in our consolidated statements of cash flow as both activities include material changes in the restricted cash balances.

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

In August 2017, the FASB issued ASU 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities, which expands the activities that qualify for hedge accounting and simplifies the rules for reporting hedging transactions. The standard is effective for our company beginning January 1, 2019. Early adoption is permitted. We are currently evaluating the expected impact of the standard on our consolidated financial statements.

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

              As of December 31, 2017, we had cash and cash equivalents of $53.0 million, short-term and long-term restricted cash of $29.5 million and short-term restricted cash held in trustees’ accounts of $4.3 million. As of December 31, 2016, we had cash and cash equivalents of $40.1 million, short-term and long-term restricted cash of $62.4 million, short-term restricted cash held in trustees’ accounts of $9.1 million.

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

As of December 31, 2017, our long-term debt was approximately $17.1 million, comprised of long-term loans of $12.6 million and current maturities of long-term loans of $4.5 million. The long term loans primarily consist of a loan that was received in December 2010 in the amount of $40 million from First International Bank of Israel, or FIBI, which bears interest of 4.77%. As of December 31, 2017, the principal outstanding balance of this loan was $16 million.

In addition, in connection with the Regional FITEL Projects, we were required to post certain advance payment guarantees and performance guarantees with FITEL. These requirements were principally satisfied through surety bonds issued by Amtrust Europe Limited, or Amtrust, for the benefit of FITEL, through a Peruvian fronting insurance company as well as through the issuance of bank guarantees by FIBI and by The Hong Kong and Shanghai Banking Corporation, or HSBC. Under the arrangements with FIBI, HSBC and Amtrust, we are required to observe certain conditions, including the requirement to maintain an amount of restricted cash. As of December 31 2017, we were in compliance with these requirements. Under the provisions of our agreements with FIBI and HSBC, we undertook to satisfy certain financial and other covenants. As of December 31, 2017 we are in compliance with these covenants. Our credit and guarantee agreements also contain various restrictions and limitations that may impact us. These restrictions and limitations relate to incurrence of indebtedness, contingent obligations, negative pledges, liens, mergers and acquisitions, change of control, asset sales, dividends and distributions, redemption or repurchase of equity interests, certain debt payments and modifications of loans and investments. The agreements also stipulate a floating charge on our assets to secure fulfillment of our obligations to FIBI and HSBC as well as other pledges, including a fixed pledge, on certain assets and property.

The following table summarizes our cash flows for the periods presented:

	Years Ended December 31, 2017
	2017	2016	2015
	U.S. dollars in thousands
Net cash provided by (used in) operating activities	20,800	10,778	(14,787)
Net cash provided by (used in) investing activities	(3,975)	(13,569)	12,340
Net cash provided by (used in) financing activities	(4,012)	23,921	(5,867)
Effect of exchange rate changes on cash and cash equivalents	11	568	(977)
Net increase (decrease) in cash and cash equivalents	12,824	21,698	(9,291)
Cash and cash equivalents at beginning of the period	40,133	18,435	27,726
Cash and cash equivalents at end of the period	52,957	40,133	18,435

Our cash and cash equivalents increased by approximately $12.8 million during the year ended December 31, 2017 as a result of the following:

Operating activities. Cash provided by our operating activities was approximately $20.8 million in 2017 compared to cash used in operating activities of approximately $10.8 million in 2016. The cash provided by our operating activities in 2017 was primarily attributable to our improved operating results in 2017, adjusted for non-cash activity, including the impact of changes in restricted cash directly related to operating activities, depreciation and amortization expenses, offset by changes in trade receivables, inventories and advances from customers.

Investing activities. Cash used in investing activities was approximately $4 million in 2017 compared to approximately $13.6 million in 2016. The changes in our cash in 2017 derived from changes in restricted cash and by the purchase of property and equipment.

Financing activities. Cash used in financing activities was approximately $4 million in 2017 compared to cash provided by financing activities of approximately $23.9 million in 2016. The cash used in financing activities are mainly repayments of long term loans.

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

We devote significant resources to research and development projects designed to enhance our VSAT, Satellite Communication on-the-move antennas and SSPAs products, to multiply the applications for which they can be used and to develop new products, including expanding our portfolio to address IFC applications. We intend to continue to devote substantial resources to complete the development of certain features, including improving functionality, support higher throughput, improving space segment utilization and network resilience, thereby contributing to reducing the cost of our products.

We conduct our research and development activities in Israel, Bulgaria, Moldova, the United States (California) and Singapore. Our Bulgarian center focuses on developments related to our Satellite Communication on-the-move antennas. Our facilities in California and Singapore are dedicated to the continuing design and development of SSPAs. Our facilities in Moldova and Israel work on research and development of VSATs, baseband equipment and network management. In our R&D center in Israel we established a new group developing state-of-the-art Radio Frequency Integrated Circuits, or RFICs for our electronically-steered antennas.

We devoted significant research and development resources over the last few years to the development of our SkyEdge family of products, including to the development of our own proprietary hardware platforms for both baseband equipment and software. In 2017, we invested heavily in developing new functionality for IFC application, including new VSAT platforms, global bandwidth management, beam switching and introduction of the new coding schemas that significantly improve spectral efficiency.  We continued to invest in optimizing solutions for cellular backhaul, improving throughput, supported security and resilience. We develop our own network software as well as software for our VSATs.

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

We participate in various programs under which we have received and are eligible to receive research and development grants for financing research and development projects in Israel, pursuant to the provisions of The Encouragement of Industrial Research and Development Law, 1984. We are also participating in grant research programs of the European Union, Horizon 2020. With respect to some of our funding programs, we are obligated to pay royalties from the revenues derived from products developed within the framework of such programs. However, most of our programs are non-royalty bearing programs.

The following table sets forth, for the years indicated, our gross research and development expenditures, the portion of such expenditures which was funded mainly by non-royalty bearing grants and the net cost of our research and development activities:

	Years Ended December 31,
	2017	2016	2015
	(U.S. dollars in thousands)
Gross research and development costs	29,433	26,477	24,952
Less:
Grants.	1,419	1,624	2,540

Research and development costs - net	28,014	24,853	22,412

D.	Trend Information

The satellite communications industry is moving toward HTS technology that employs multi-beam transmission for more efficient use of space segment.  In addition to GEO-HTS, new satellite constellations of HTS-MEO and HTS-GEO are scheduled to be launched in the coming years. With the scheduled launch of numerous HTS, we believe that development of products using this technology for the different satellites and constellations will be an important competitive factor in the satellite communications market. We are continuing our efforts to enhance our current products and develop new ones to support the advantages of this technology.

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

We continue to focus on the mobility trend which has been driven by the projected growth of mobility applications, especially on airplanes, and also on trains and seagoing vessels, as well as defense-related applications.

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

In order to guarantee our performance obligations and the down payment we received under the Regional FITEL Projects, we provided bank guarantees by FIBI and by HSBC and surety bonds for the benefit of FITEL, which surety bonds have been issued by Amtrust through a Peruvian insurance company in an aggregate amount of approximately $125.1 million at December 31, 2017.  We have provided Amtrust with a corporate guarantee in the amount of approximately $57.3 million. In addition, we have restricted cash of approximately $21.5 million as collateral for these guarantees.

                Our credit and guarantee agreements also contain various covenants, restrictions and limitations that may impact us. These covenants, restrictions and limitations relate to incurrence of indebtedness, contingent obligations, negative pledges, liens, mergers and acquisitions, change of control, asset sales, dividends and distributions, redemption or repurchase of equity interests, certain debt payments and modifications of loans and investments. The agreements also stipulate a floating charge on our assets to secure fulfillment of our obligations to FIBI and HSBC as well as other pledges, including a fixed pledge, on certain assets and property. As of December 31, 2017, the aggregate amount of bank guarantees and surety bonds from insurance companies outstanding to secure our various performance obligations was approximately $152.4 million, including an aggregate of approximately $145.7 million on behalf of our subsidiaries in Peru. We have restricted cash of approximately $29.4 million as collateral for these guarantees.

In order to guarantee our performance obligations for our current activities in Colombia, we purchased insurance from an insurance company in Colombia. We have provided the insurance company with various corporate guarantees, guaranteeing our performance and our employee salary and benefit costs of approximately 56.62 billion Colombian Pesos (approximately $19 million based on the representative rate of exchange published as of December 31, 2017) and 12.31 billion Colombian Pesos (approximately $4.1 million based on the representative rate of exchange published as of December 31, 2017), respectively.

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our minimum contractual obligations as of December 31, 2017 and the effect we expect them to have on our liquidity and cash flow in future periods:

Contractual Obligations	Payments due by period (in U.S. dollars in thousands)
	Total	2018	2019-2020	2021-2022	2023
Long-term loans *	17,061	4,479	8,582	4,000	-
Operating lease (mainly space segment)	19,068	8,800	9,219	908	141
Purchase commitments (mainly inventory)	19,183	19,183	-	-	-
Other long-term debt	2,050	2,050	-	-	-
Total contractual cash obligations	57,362	34,512	17,801	4,908	141

(*) Future interest payments are not included due to variability in interest rates.

ITEM 6:                 DIRECTORS AND SENIOR MANAGEMENT

A.	Directors and Senior Management

The following table sets forth the name, age, position(s) and a brief account of the business experience of each of the directors and executive officers:

Name	Age	Position(s)
Dov Baharav	67	Chairman of the Board of Directors
Yona Ovadia	58	Chief Executive Officer
Amiram Boehm (3)	46	Director
Dafna Cohen (1)(2)(4)(5)	48	Director
Ishay Davidi	56	Director
Amir Ofek (3)	42	Director
Aylon (Lonny) Rafaeli (1) (2)(4)	64	Director
Meir Shamir (3)	66	Director
Dafna Sharir (1)(4)	49	Director
Elyezer Shkedy (1)(2)(4)(5)	59	Director
Michal Aharonov	46	Vice President, Commercial
Michael Barak	45	Vice President, Commercial Aviation & Mobility
Nirit Barnea	50	Vice President, Human Resources
Ron Levin	43	Vice President, Global Accounts
Adi Sfadia	47	Chief Financial Officer
Yuval Shani	52	Chief Operating Officer
Alik Shimelmits	56	Vice President, Research & Development

(1)	Member of our Audit Committee.
(2)	Member of our Compensation and Stock Option Committee.
(3)	“Independent Director” under the applicable NASDAQ Marketplace Rules (see explanation below)
(4)	“Independent Director” under the applicable NASDAQ Marketplace Rules and the applicable rules of the U.S. Securities and Exchange Commission (the “SEC”) (see explanation below)
(5)	“External Director” as required by Israel’s Companies Law (see explanation below)

Dov Baharav has served as the Chairman of our Board of Directors since May 2014 and also served as our interim Chief Executive Officer from May 2015 until March 31, 2016. Mr. Baharav has served as the chairman of the board of directors of Cyberint Inc., a provider of cyber security services and products solutions, since October 2014. Mr. Baharav has served as a member of the board of directors of Mellanox Technologies Ltd., a supplier of end-to-end InfiniBand and Ethernet connectivity solutions and services for servers and storage, since November 2010. Mr. Baharav served as the chairman of the board of directors of Israel Aerospace Industries, Ltd., a defense and civil aerospace technology company, from July 2011 until October 2013. Mr. Baharav served as a member of the Board of directors of Allot Communications Ltd., a global provider of intelligent broadband solutions, from March 2013 until July 2014. From July 2002 until November 2010, Mr. Baharav served as president and chief executive officer of Amdocs Limited, a communications services company. He also served as a member of Amdocs’ board of directors and executive committee from July 2002 until November 2010. Mr. Baharav joined Amdocs in 1991 as vice president and then became president of Amdocs’ principal U.S. subsidiary, Amdocs, Inc., and served as chief financial officer of Amdocs from 1995 until June 2002. From 1983 until 1991, Mr. Baharav served as chief operating officer of Oprotech Ltd., an electro-optical device company. Mr. Baharav is Chairman of the scholarship fund of the College of Management Academic Studies in Rishon Lezion, Israel. Mr. Baharav holds a Bachelor of Science degree in Physics and Accounting, as well as an M.B.A. degree from Tel Aviv University

Yona Ovadia joined our company in March 2015 as Vice President, Services and Commercial Division. He has served as our Chief Executive Officer since March 31, 2016. Prior to joining our company, Mr. Ovadia served as Group President & Head of Services Group at Amdocs from 2013 to 2015. Prior to such time, from 2010 until 2013 Mr. Ovadia served as Head of Delivery & Managed Services at Amdocs Ltd. and prior thereto he served in various executive positions at Amdocs, mainly in the areas of services and managed services, with a position as management member since 1997.  Mr. Ovadia holds a B.Sc. degree in Mathematics and Computer Science from Tel Aviv University.

Amiram Boehm has served on our Board of Directors since December 2012. Mr. Boehm has been a Partner in the FIMI Opportunity Funds, Israel’s largest group of private equity funds, since 2004. Mr. Boehm serves as the Managing Partner and Chief Executive Officer of FITE GP (2004), and as a director of Ham-Let (Israel-Canada) Ltd., Hadera Paper Ltd (TASE)., Rekah Pharmaceuticals Ltd (TASE), Pharm-up Ltd (TASE)., TAT Technologies Ltd. (NASDAQ, TASE) and DIMAR Ltd, DelekSon Ltd and Galam Ltd. Mr. Boehm previously served as a director of Ormat Technologies Inc. (NYSE, TASE), Scope Metal Trading, Ltd.  (TASE), Inter Industries, Ltd. (TASE), Global Wire Ltd. (TASE), Telkoor Telecom Ltd. (TASE) and Solbar Industries Ltd. (previously traded on the TASE). Prior to joining FIMI, from 1999 until 2004, Mr. Boehm served as Head of Research of Discount Capital Markets, the investment arm of Israel Discount Bank. Mr. Boehm holds a B.A. degree in Economics and a LL.B. degree from Tel Aviv University and a Joint M.B.A. degree from Northwestern University and Tel Aviv University.

Dafna Cohen has served on our Board of Directors as an external director (within the meaning of the Israeli Companies Law) since December 2014. Ms. Cohen is the Head of Business Control and Investor Relations of EL-AL Israel Airlines Ltd., a company traded on the TASE and also serves as an independent business and financial advisor. Ms. Cohen has served as a member of board of directors of Formula Systems (1985) Ltd since 2009 (NASDAQ and TASE). Ms. Cohen served as Director of Global Treasury of MediaMind Technologies Inc. (previously traded on NASDAQ) and as a member of the investment committee of its board of directors from 2010 to 2011. Prior to that, Ms. Cohen served as a Director of Investments and as a Treasurer of Emblaze Ltd. and as a member of the investment committee of its board of directors from 2005 to 2009 (London Stock Exchange). Prior to that, Ms. Cohen served as an Investment Manager for Leumi Partners, a wholly owned subsidiary of Bank Leumi, and as a manager at the derivatives sector of the Investment Division of Bank Leumi. Ms. Cohen previously served as a member of boards of directors of XTL Biopharmaceuticals Ltd. (NASDAQ and TASE) from 2009 to 2015, Europort Ltd from 2012 to 2014 (TASE) and of Inventech Central Ltd from 2011 to 2012 (TASE). Ms. Cohen holds an M.B.A. degree in Finance and Accounting and a B.A. degree in Economics and Political Science, both from The Hebrew University of Jerusalem.

Ishay Davidi has served on our Board of Directors since December 2012. Mr. Davidi is the Founder and has served as Chief Executive Officer of the FIMI Opportunity Funds, Israel’s largest group of private equity funds, since 1996. Mr. Davidi currently serves as Chairman of the board of directors of Inrom Industries Ltd., Hadera Paper Ltd. (TASE) and Polyram plastics, Dimar Cutting Tools, and as director at Ham-Let (Israel-Canada) Ltd. (TASE), Rekah Pharmaceuticals Ltd. (TASE), Tadir-Gan Precision materials (TASE), C. Mer Industries Ltd. (TASE),  GI Ltd, SOS Ltd and DelekSon Ltd. Mr. Davidi previously served as the Chairman of the board of directors of Retalix (previously traded on NASDAQ and TASE) from August 2008 until January 2010, of Tefron Ltd. (New York Stock Exchange and TASE) and of Tadir-Gan (TASE), and as a director at Pharm Up Ltd (TASE), Ormat Industries Ltd. (previously traded on TASE), Retalix, Tadiran Communications Ltd. (TASE), Lipman Electronic Engineering Ltd. (NASDAQ and TASE), Merhav Ceramic and Building Materials Center Ltd. (TASE), TAT Technologies Ltd. (NASDAQ and TASE), Orian C.M. Ltd. (TASE), Ophir Optronics Ltd., Overseas Commerce Ltd, (TASE), Scope Metals Group Ltd. (TASE) and Formula Systems Ltd. (NASDAQ and TASE). Prior to establishing FIMI, from 1993 until 1996, Mr. Davidi was the Founder and Chief Executive Officer of Tikvah Fund, a private Israeli investment fund. From 1992 until 1993 Mr. Davidi was the Chief Executive Officer of Zer Science Industries Ltd., a developer of diagnostics equipment for the healthcare industry. Mr. Davidi holds a B.Sc. degree in Industrial and Management Engineering from Tel Aviv University, Israel, and a M.B.A. degree from Bar Ilan University, Israel.

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

Dafna Sharir has served on our Board of Directors since May 2016. Ms. Sharir is an Independent Consultant in the areas of mergers and acquisitions and business development. Ms. Sharir served as Senior Vice President Investments of Ampal Corp. between 2002 and 2005. Before that she served as Director of Mergers and Acquisitions at Amdocs (until 2002). Between 1994 and 1996, Ms. Sharir worked as a tax attorney with Cravath, Swaine & Moore in New York. Ms. Sharir is a director of Frutarom Industries Ltd. and served in the past as a director of Ormat Industries Inc.  Ms. Sharir holds a B.A. degree in Economics and an LL.B degree, both from Tel Aviv University, an LL.M. in Tax Law from New York University, and an M.B.A. degree from INSEAD.

Major General (ret.) Elyezer Shkedy, has served on our Board of Directors since June 2017.  Mr. Shkedy is a business development manager and consultant. From January 2010 to March 2014, Mr. Shkedy was the Chief Executive Officer of El-Al Israel Airlines.  Prior to joining El-Al, Mr. Shkedy served as Commander of the Israeli Air Force, from April 2004 until May 2008, after a long career as a fighter pilot and moving up through several command positions in the Israeli Air Force. Mr. Shkedy holds an M.A. degree (with distinction) in Systems Management from NPS, the Naval Postgraduate School in Monterey, California, U.S. and a B.Sc. degree in Mathematics and Computer Science (with distinction) from Ben Gurion University in Israel.

Michal Aharonov has served as our Vice President, Global Accounts and Telecom Services since October 2015 and was promoted in August 2017 to Vice President, Commercial. Prior to joining Gilat, from 2013 until 2015, Ms. Aharonov served as Vice President, Head of Sales and Services at Essence Group. Prior thereto, from 2008 until 2012, Ms. Aharonov served as Vice President, Global Strategic Sourcing at Amdocs, after having served since 2000 in various positions at Amdocs. Ms. Aharonov holds a Master’s degree in Public Administration focusing on financial information systems from Clark University in Massachusetts, U.S. and a B.A. degree in Business Management and Finance from the College of Management – Academic Studies in Tel Aviv, Israel.

   Michael Barak serves as Vice President, Head of the Commercial Aviation & Mobility Division at Gilat since December 2016. Mr. Barak joined Gilat in 2012 and served as Head of Mobility & Defense Line-of-Business Overseeing R&D, Marketing and Sales of Gilat’s Defense and Mobility product lines. He was then appointed RVP Commercial Aviation & Mobility and spearheaded Gilat’s strategic entry into the commercial aviation IFC market. Prior to joining Gilat, Mr. Barak was part of the founding and management team at RaySat Inc. and served in several key positions in the company:  VP Marketing, VP Sales and Business Development, until its full acquisition by Gilat in 2010. Mr. Barak holds a M.Sc. degree in Corporate Finance and a B.A. degree in Computer Science (Cum Laude) from the Interdisciplinary Center in Herzeliya.

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

Ron Levin serves as Vice President, Global Accounts at Gilat, where he leads Gilat’s activities with Satellite Operators and Broadband Managed Services.  Prior to Gilat, he headed Strategic Sales at ECI Telecom, a leading telecom equipment provider. Previously Mr. Levin headed Product Management at Jungo Software Technologies, a software company of home and small business gateways, which was later acquired by NDS and Cisco. Mr. Levin holds a M.Sc. degree in Management from the University of Tel Aviv and a B.Sc. degree in Computer Engineering from the Technion, Israel Institute of Technology in Haifa.

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

Yuval Shani serves as Gilat’s Chief Operating Officer. Mr. Yuval Shani has over 20 years of executive experience in the fields of Global Operations, Supply Chain and Delivery Management. Prior to joining Gilat, Yuval served as Vice President Global Operations at Lumenis. Previously, he headed Global Operations and Manufacturing at Check Point. Yuval has also worked at Microsemi as Vice President Operations and General Manager of the company’s Israeli site. During his career, Yuval has served in various management positions in high growth public companies such as Nice and 3Com, and has been the lead person responsible for the implementation of operational excellence practices. Yuval holds an M.B.A. degree, specializing in Finance, and a B.A. degree (cum laude) in Economics & Management, both from Manchester University.

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

The following table sets forth the aggregate compensation paid to or accrued on behalf of all of our directors and officers as a group for the year ended December 31, 2017:

	Salaries, Fees, Directors’ Fees, Commissions and Bonuses (1)	Amounts Set Aside for Pension, Retirement and Similar Benefits
All directors and officers as a group (19 persons) (2)	$4,138,377	$505,586

(1)
Includes bonuses and equity-based compensation accrued in 2017, but does not include business travel, professional and business association dues and expenses reimbursed to our directors and officers, and other benefits commonly reimbursed or paid by companies in Israel.

(2)	Includes two directors and officers that ceased to hold office during 2017 and four directors and officers that joined us during 2017.

In accordance with Israeli law requirements, the table below sets forth the compensation paid to our five most highly compensated senior office holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2017, in accordance with the expenses recorded in our financial statements for the year ended December 31, 2017. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, and in accordance with the above mentioned securities regulations, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation.

Summary Compensation Table

Information Regarding the Covered Executive in US dollars (1)
Name and Principal Position(2)	Base Salary	Benefits and Perquisites(3)	Variable Compensation(4)	Equity-Based Compensation(5)	Total
Yona Ovadia, CEO	369,368	98,968	276,686	138,336	883,358
Michael Barak, VP Commercial Aviation & Mobility	179,642	49,961	271,524	22,582	523,709
Dov Baharav, Chairman of the Board	209,223	-	113,431	162,993	485,647
Adi Sfadia, CFO	218,262	58,676	126,528	40,288	443,755
Michal Aharonov, VP Commercial	218,262	70,519	104,746	25,523	419,050

(1)	All amounts reported in the table are in terms of cost to our company, as recorded in our financial statements.
(2)
All executive officers listed in the table were employed or provided services on a full-time basis during 2017. Mr. Barak became a senior office holder (as defined in the Companies Law) during 2017. The compensation information in the table above includes compensation accrued for full year 2017, including for the period prior to Mr. Barak's appointment as a senior office holder.

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

(4)	Amounts reported in this column refer to Variable Compensation such as commission, incentive and bonus payments as recorded in our financial statements for the year ended December 31, 2017.
(5)
Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2017, with respect to equity-based compensation granted to the Covered Executive.

In accordance with the approval of our shareholders and in accordance with Israeli corporate law regarding compensation of external directors, each of our non-employee directors and external directors (all of our current directors except for our Chairman of the Board of Directors) is entitled to receive annual compensation payable quarterly of approximately NIS 93,690 (currently equivalent to approximately $27,023), and an additional fee of approximately NIS 1,924 (currently equivalent to approximately $545) for each board or committee meeting attended.  In addition, Board members are compensated for telephone participation in board and committee meetings in an amount of 60% of what would be received for physical attendance and for written resolutions in an amount equal to 50% of same. All the above amounts are linked to changes in the Israeli consumer price index as of September 2014 and subject to changes in the amounts payable pursuant to Israeli law from time to time.

During 2017, we granted options to purchase 50,000 ordinary shares to Elyezer Shkedy, our External Director, at an exercise price of $4.88 per share, which in accordance with our Executive Compensation Policy (as discussed below) reflected an exercise price 5% greater than the closing price of our ordinary shares on the NASDAQ Global Select market on the last trading day prior to the grant date. The options vest in 12 equal quarterly installments over a three-year period and will remain exercisable for 12 months following cessation or termination of service (other than for cause).

As of December 31, 2017, our directors and executive officers as a group, consisting of 17 persons, held options to purchase an aggregate of 1,910,000 ordinary shares, having exercise prices ranging from $3.77 to $6.72. Generally, the options granted to our directors, vest over a three-year period (except in the case of our Chairman, Dov Baharav, which vest over a four-year period) and the options granted to our executive officers vest over a four-year period.  The options will expire between 2019 and 2023. All of such options were awarded under our stock option plans described in Item 6E - “Directors, Senior Management and Employees - Share Ownership - 2008 Share Incentive Plan”.

Chairman Services. We and Mr. Baharav, through his controlled company, entered into an agreement dated May 20, 2014, or the Chairman Agreement, under which Mr. Baharav serves as Chairman of the Board of Directors of our company. Mr. Baharav also served as interim Chief Executive Officer from May 2015 until March 2016. Under the Chairman Agreement, for the period that he served as both Chairman and CEO Mr. Baharav was entitled (directly or through his controlled company) to: (i) a monthly fee in the amount of NIS 110,000 (approximately $31,700); (ii) payment of the cash value of various fringe benefits, in an aggregate amount of up to NIS 41,942 per month (approximately $12,100), which is equal to the employer’s cost that would have been incurred by the company for such benefits if the Chairman served in an employee status and (iii) full time office space and secretarial assistance and reimbursement for out-of-pocket expenses incurred by him in connection with his service. For his services as Chairman, since April 2016, Mr. Baharav is entitled (directly or through his controlled company) to: (i) a monthly fee in the amount of NIS 44,000 (approximately $12,700); (ii) payment of the cash value of various fringe benefits, in an aggregate amount of up to NIS 18,697 (approximately $5,400) per month, which is equal to the employer’s cost that would have been incurred by us for such benefits if the Chairman served in an employee status; and (iii) full time office space and secretarial assistance and reimbursement for out-of-pocket expenses incurred by him in connection with his service. In May 2014, Mr. Baharav was granted options to purchase 250,000 of our ordinary shares, at an exercise price of $5.06 per share, and in May 2015, Mr. Baharav was granted options to purchase 150,000 of our ordinary shares exercisable at a price of $6.72 per share. The options were granted under our 2008 Option Plan and vest ratably, each quarter over a four-year period so long as Mr. Baharav continues to serve as Chairman of our company, and will remain exercisable during such service and for an additional 12 month period following termination of service (other than for cause).  Unvested options will immediately vest in the event of a change in control. We may terminate the agreement prior to the end of its term by providing two months paid notice and an additional two months’ salary.  Mr. Baharav now serves only as Chairman. An annual cash bonus plan of 3.6 base monthly salaries was also approved for the years 2016 to 2018, upon achievement of a threshold of 80% of the company’s target operating profit metric. Additionally, Mr. Baharav may be eligible for an over- achievement bonus of up to one and a half base monthly salaries.

CEO Services.  Mr. Ovadia has served as our Chief Executive Officer since March 31, 2016. Under his employment agreement, Mr. Ovadia is entitled to a monthly salary in the amount of NIS 110,000 (approximately $31,700) and fringe benefits including social benefits, annual vacation and reimbursement of expenses. An annual cash bonus plan of six base monthly salaries was also approved for the years 2016 to 2018, upon achievement of a threshold of 80% of the company’s target operating profit metric. Additionally, Mr. Ovadia may be eligible for an over- achievement bonus of up to two and a half base monthly salaries. The foregoing is in addition to the 2016 grant of options to Mr. Ovadia under our 2008 Option Plan, to purchase 400,000 of our ordinary shares, as described above. During 2016, Mr. Ovadia was granted options to purchase 400,000 ordinary shares at an exercise price of $5.02 per share. The options were granted under our 2008 Option Plan and vest in 16 equal quarterly installments over a four-year period so long as Mr. Ovadia serves at our company, and will remain exercisable for 12 months following cessation or termination of service (other than for cause). Unvested options will immediately vest in the event of a change in control.

In accordance with the Israeli Companies Law, we adopted an Executive Compensation Policy for our executive officers and directors.  The purpose of the policy is to describe our overall compensation strategy for our executive officers and directors and to provide guidelines for setting their compensation, as prescribed by the Israeli Companies Law.  In accordance with the Israeli Companies Law, the Executive Compensation Policy must be reviewed and readopted at least once every three years. The policy was last amended in June 2017.

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

At least one of the external directors is required to qualify as a financial and accounting expert, as determined by the board of directors. Our Board of Directors has determined that both Ms. Dafna Cohen and Mr. Elyezer Shkedy have “accounting and financial expertise” as defined by the Israeli Companies law.

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

Our Board of Directors currently has two external directors under Israeli law: (i) Ms. Dafna Cohen, who was reelected to serve as an external director in January 2018; and (ii) Mr. Elyezer Shkedy who was elected to serve as an external director in June 2017.

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

Chairman of the Board

Under the Companies Law, the Chief Executive Officer (referred to as a “general manager” under the Companies Law) or a relative of the Chief Executive may not serve as the chairman of the board of directors, and the chairman or a relative of the chairman may not be vested with authorities of the Chief Executive Officer without shareholder approval consisting of a majority vote of the shares present and voting at a shareholders meeting, provided that either:

•
such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such appointment, present and voting at such meeting; or

•
the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such appointment voting against such appointment does not exceed two percent of the aggregate voting rights in the company.

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

Our Audit Committee consists of Ms. Cohen, Ms. Sharir, Mr. Shkedy and Mr. Rafaeli. All of the members of our Audit Committee satisfy the respective “independence” requirements of the Securities and Exchange Commission and NASDAQ, and the composition of our Audit Committee satisfies the audit committee composition requirements of the Israeli Companies Law. Our Board of Directors has determined that both Ms. Cohen and Mr. Shkedy qualify as Audit Committee financial experts, as required by the rules of the Securities and Exchange Commission and NASDAQ.

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

Our Compensation and Stock Option Committee consists of Ms. Cohen, Mr. Shkedy and Mr. Rafaeli.  All of the members of our Compensation and Stock Option Committee are independent directors, within the meaning of NASDAQ rules and the composition of our Compensation and Stock Option Committee complies with the compensation committee composition requirements of the Israeli Companies Law.

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

Recent Israeli Regulations

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

The Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition a person would become a 25% or greater shareholder of the company.  This rule does not apply if there is already another 25% or greater shareholder of the company.  Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition a person would hold greater than a 45% interest in the company, unless there is another shareholder holding more than a 45% interest in the company.  These requirements do not apply if (i) in general, the acquisition was made in a private placement that received shareholders’ approval, (ii) was from a 25% or greater shareholder of the company which resulted in the acquirer becoming a 25% or greater shareholder of the company, if there is not already a 25% or greater shareholder of the company, or (iii) was from a shareholder holding a 45% interest in the company which resulted in the acquirer becoming a holder of a 45% interest in the company if there is not already a 45% or greater shareholder of the company.

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

  Our Articles of Association allow us to exempt any office holder to the maximum extent permitted by law, before or after the occurrence giving rise to such exemption. Our Articles of Association also provide that we may indemnify any office holder, to the maximum extent permitted by law, against any liabilities he or she may incur in such capacity, limited with respect (i) to the categories of events that can be foreseen in advance by our Board of Directors when authorizing such undertaking and (ii) to the amount of such indemnification as determined retroactively by our Board of Directors to be reasonable in the particular circumstances. Similarly, we may also agree to indemnify an office holder for past occurrences, whether or not we are obligated under any agreement to provide such indemnification. Our Articles of Association also allow us to procure insurance covering any past or present officer holder against any liability which he or she may incur in such capacity, to the maximum extent permitted by law. Such insurance may also cover the company for indemnifying such office holder.  We have obtained directors’ and officers’ liability insurance covering our officers and directors and those of our subsidiaries for certain claims. In addition, we have provided our directors and officers with letters providing them with exemption and indemnification to the fullest extent permitted under Israeli law (except that we are not required to exempt our directors and officers from liability for damages caused as a result of a breach of the office holder’s duty of care in transactions in which our controlling shareholder or an office holder has a personal interest).

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

  As of December 31, 2017, we had 1,041 full-time employees, including 251 employees in engineering, research and development,  485 employees in manufacturing, operations and technical support, 83 employees in marketing and sales, 122 employees in administration and finance and 100 in other departments. Of these employees, 313 were based in our facilities in Israel, 116 were employed in the U.S., 399 were employed in Latin America and 213 were employed in Asia, the Far East and other parts of the world. These numbers reflect decrease in headcount since December 31, 2016 of 27 employees worldwide.

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

  Our U.S. subsidiaries sponsor a retirement plan for eligible employees.  Their 401(k) Plan is a “safe harbor” 401(k) Plan and allows eligible employees to defer compensation up to the maximum amount allowed under the current Internal Revenue Code.  As a “safe harbor” plan, our US subsidiary must make a mandatory contribution to the 401(k) Plan to satisfy certain nondiscrimination requirements under the Internal Revenue Code.  This mandatory contribution is made to all eligible employees.

E.	Share Ownership

Beneficial Ownership of Executive Officers and Directors

Except for Mr. Dov Baharav, none of our directors and executive officers beneficially owns more than 1% of our outstanding shares. Mr. Baharav beneficially owns approximately 2.6% of our ordinary shares, consisting of 1,068,497 ordinary shares and options to purchase 346,875 ordinary shares exercisable within 60 days from the date of this Annual Report. Additionally, Mr. Ishay Davidi shares voting and dispositive power with Shira and Ishay Davidi Management Ltd. with respect to the shares held by the FIMI Funds, and he controls Shira and Ishay Davidi Management Ltd. as described in Item 7A – “Major Shareholders and Related Party Transactions” – “Major Shareholders”.

As of December 31, 2017, our directors and executive officers as a group (17 persons) held options to purchase 1,910,000 of our ordinary shares under our share options plans (described below), exercisable at a weighted average exercise price of $5.23 per share with expiration dates ranging from February 2019 to August 2023.

2008 Share Incentive Plan

In October 2008, our Board of Directors adopted the 2008 Share Incentive Plan, or the 2008 Plan, for issuance of options, RSUs and other forms of equity based awards to our and our subsidiaries’ directors, officers, consultants and employees. The term of the 2008 Plan had been extended by an additional ten-year period, commencing October 2015. Our Board of Directors also adopted a sub-plan to enable qualified optionees certain tax benefits under the Israeli Income Tax Ordinance. Following increases approved by our Board of Directors, the total number of ordinary shares reserved for issuance of options under the 2008 Plan is 5.57 million shares. As of December 31, 2017, we have granted options to purchase 4,116,176 ordinary shares under the 2008 Plan (excluding options that were granted and cancelled), pursuant to which 1,308,176 ordinary shares have been issued as of December 31, 2017. The exercise prices for the outstanding options range from $3.14  to $8.14  and such options expire at various times from May 2018 to November 2023. As of December 31, 2017, we have granted  1,344,686 RSUs under the 2008 Plan (excluding RSUs that were granted and canceled), pursuant to which, 1,344,686 ordinary shares have been issued as of December 31, 2017.

The term of the options granted under the 2008 Plan is six years, subject to the terms of the specific plan and grant letter.

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

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares, as of March 11, 2018, by each person who we believe beneficially owns 5% or more of our outstanding ordinary shares and all of our directors and executive officers as a group.

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. The percentage ownership of each such person is based on the number of ordinary Shares outstanding as of March 11, 2018 and includes the number of ordinary shares underlying options and RSUs that are exercisable within sixty (60) days from the date of March 11, 2018.  Ordinary Shares subject to these options and RSUs are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options and RSUs, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person. The information in the table below is based on 54,782,267 Ordinary Shares outstanding as of March 11, 2018.  Each of our outstanding ordinary shares has identical rights in all respects. The information in the table below with respect to the beneficial ownership of shareholders is based on the public filings of such shareholders with the SEC through March 11, 2018 and information provided to us by such shareholders.

Name	Number of Shares	Percent
FIMI Funds (1).	18,901,865	34.4%
Itshak Sharon (Tshuva) (2)	4,479,411	8.2%
Mivtah Shamir Holdings Ltd. (3)	5,375,647	9.8%
Renaissance Technologies LLC., and Renaissance Technologies Holdings Corporation (4)	2,814,930	5.1%
All directors and executive officers as a group (17 persons) (5)	2,124,379	3.8%

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

(2)
Based on a Schedule 13G/A filed on February 20, 2018 with the SEC by Itshak Sharon (Tshuva), Delek Group Ltd. and The Phoenix Holding Ltd and other information provided to us by such shareholders. The ordinary shares are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of the Phoenix Holding Ltd. (“the Subsidiaries”). The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions. Itshak Sharon (Tshuva) holds 4,479,411.58 ordinary shares as follows: (i) 25,314.78 ordinary shares are held by Excellence trust funds; (ii) 433,681.22 ordinary shares are held by certain Excellence ETF's, (iii) 468,516.68 ordinary shares are held by The Phoenix "nostro" accounts (iv) 3,435,697.90 ordinary shares are held by certain partnership that invests in Israeli securities; and (v)  116,201 ordinary shares are held by a partnership that invests in shares of companies listed in the Tel Aviv 125 index. The Phoenix Holding Ltd. is a majority-owned subsidiary of Delek Group Ltd.  The principal business address of Itshak Sharon (Tshuva) and Delek Investments and Properties Ltd. is 7 Giborei Israel Street, P.O.B. 8464, Netanya, 4250407, Israel. The principal business address of the Phoenix Holding Ltd. is Derech Hashalom 53, Givataim, 5345433, Israel.

(3)
Based on a Schedule 13G/A filed on April 7, 2016 by Mivtach Shamir Holdings Ltd. and information provided to us by such shareholder. The principal office of Mivtach Shamir Holdings Ltd. is 27 Habarzel Street, Tel-Aviv.

(4)	Based on Schedule 13G/A filed on February 14, 2018, with the SEC by Renaissance Technologies LLC., or RTC and Renaissance Technologies Holdings Corporation, or RTHC.

(5)	As of March 11, 2018, all directors and executive officers as a group (17 persons) held 1,053,375 options that are vested or that vest within 60 days of March 11, 2018.

Significant Changes in the Ownership of Major Shareholders

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

As of March 21, 2017, our major shareholders were FIMI Funds, beneficially owning 18,901,865 ordinary shares (approximately 34.4% ownership), Itshak Sharon (Tshuva), beneficially owning 6,279,235 ordinary shares (approximately 11.5% ownership), Mivtah Shamir Holdings Ltd. beneficially owning 5,375,647 ordinary shares (approximately 9.8% ownership) and Meitav Dash Investments Ltd. beneficially owning 2,865,219 ordinary shares (approximately 5.5% ownership).

As of March 11, 2018, our major shareholders were FIMI Funds, beneficially owning 18,901,865 ordinary shares (approximately 34.4% ownership), Mivtah Shamir Holdings Ltd. beneficially owning 5,375,647 ordinary shares (approximately 9.8% ownership), Itshak Sharon (Tshuva), beneficially owning 4,479,411 ordinary shares (approximately 8.2% ownership), and Renaissance Technologies LLC. and Renaissance Technologies Holdings Corporation, together beneficially owning 2,814,930 ordinary shares (approximately 5.1% ownership).

Major Shareholders Voting Rights

              The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares, except to the extent that they hold more than 14% and as such, they will have a right to appoint a director, subject to certain conditions set forth in our Articles of Association.

Record Holders

              Based on a review of the information provided to us by our transfer agent, as of March 11, 2018, there were 78 holders of record of our ordinary shares, of which 54 record holders holding approximately 82.43% of our ordinary shares had registered addresses in the U.S.  These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees, including CEDE & Co., the nominee for the Depositary Company (the central depositary for the U.S. brokerage community), which held approximately 82.42% of our outstanding ordinary shares as of said date.

B.	Related Party Transactions.

Since 2014, our Board of Directors approved that we enter into several agreements for the purchase of infrastructure, construction and services from C. Mer Industries Ltd., or C. Mer, for an aggregate amount of approximately $25.1 million. FIMI holds approximately 36.6% of C. Mer’s share capital and our director, Ishay Davidi, is also a member of the board of directors of C. Mer, a publicly traded company (TASE). These transactions were approved by our Audit Committee and Board of Directors in accordance with the requirements of the Israeli Companies Law.

    In addition, in December 2015 we entered into a memorandum of understanding with Orbit Communication Systems, or Orbit, a publicly traded company (TASE), for development and manufacture of antenna for an aggregate amount of approximately $1.75 million. The memorandum specifies prices per additional product units ordered in the future by our company. In August 2017, FIMI acquired approximately 33.5% of Orbit’s share capital and representatives of FIMI serve on Orbit’s board of directors. This transaction was ratified by our Audit Committee and Board of Directors in accordance with the requirements of the Israeli Companies Law.

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

In 2003, the Brazilian tax authority filed a claim against our inactive subsidiary in Brazil, SPC International Ltda, for the payment of taxes allegedly due from the subsidiary. After numerous hearings and appeals at various appellate levels in Brazil, the Superior Court and the Supreme Court in February and March 2016 ruled against the subsidiary in final non-appealable decisions. As of December 31, 2017, the total amount of this claim, including interest, penalties and legal fees is approximately $10.8 million, of which approximately $1.2 million is the principal.  The Brazilian tax authorities initiated foreclosure proceedings against the subsidiary and certain of its former managers. Pursuant to the court’s decision, published in March 2016, the foreclosure proceedings against the former managers were cancelled. The tax authorities appealed such decision which appeal was rejected in July 2017. This court ruling is final and is not appealable. Based on Brazilian external counsel’s opinion, we believe that the subsidiary has solid arguments to sustain that further collection proceedings are barred due to statute of limitation and that the inclusion of any additional co-obligors in the tax foreclosure certificate should be barred due to the applicable statute of limitations and that the foreclosure procedures cannot legally be redirected to other group entities and managers who were not cited in the foreclosure certificate. Accordingly, we believe that the chances that such redirection will lead to a loss recognition are remote.

In October 2014, our Peruvian subsidiary applied to the Chamber of Commerce of Lima, Peru for initiation of arbitration proceedings against the Ministry of Transport and Communications of Peru and FITEL. The arbitration is related to the FITEL projects awarded to us in 2000-2001.  Under these projects, our subsidiary provided fixed public telephony services in rural areas of Peru. Our subsidiary’s main claim is related to damages caused by the promotion of mobile telephony in such areas by the Peruvian government. The arbitral tribunal was established and our subsidiary filed its detailed statement of claim in April 2015, which was followed by a response statement of the Ministry of Transport and Communications of Peru and FITEL in July 2015 supported by a statement by Osiptel, the Peruvian regulator of telecommunications.   The evidentiary stage has recently concluded and we are now waiting for the arbitration award.

In October 2017, we were informed that a former subcontractor that we engaged in connection with the Kioskos project in Colombia has initiated an arbitration proceeding against our local subsidiary. The amount of the claim is approximately US$ 6.9 million. While we have not been served with complaint, based on the information in our possession, we believe that we have made adequate accruals relating to this proceeding

We are also a party to various regulatory proceedings incident to our business. To the knowledge of our management, none of such proceedings is material to us or to our subsidiaries.

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

	NASDAQ		TASE
Year	High	Low	High	Low

2013	$6.20	$4.09	$6.00	$4.05
2014	$5.71	$4.50	$5.68	$4.45
2015	$7.07	$3.11	$6.93	$3.09
2016	$5.50	$3.28	$5.42	$3.22
2017	$7.90	$4.12	$8.04	$4.09

Quarterly Share Price Information

The following table sets forth, for each of the full financial quarters in the years indicated the high and low market prices of our ordinary shares on the NASDAQ Global Select Market and the TASE:

	NASDAQ		TASE
	High	Low	High	Low

2016
First quarter	$4.69	$3.28	$4.65	$3.22
Second quarter	$4.95	$4.21	$5.01	$4.18
Third quarter	$5.19	$4.05	$5.12	$4.03
Fourth quarter	$5.50	$4.21	$5.42	$4.17

2017
First quarter	$6.19	$4.97	$6.34	$4.85
Second quarter	$5.47	$4.12	$5.43	$4.09
Third quarter	$6.20	$5.22	$6.24	$5.03
Fourth quarter	$7.90	$5.99	$8.04	$5.87

2018
First quarter (through March 11, 2018)	$9.22	$7.36	$9.02	$7.37

Monthly Share Price Information

The following table sets forth, for the most recent six months, the high and low market prices of our ordinary shares on the NASDAQ Global Select Market and the TASE:

	NASDAQ		TASE
	High	Low	High	Low
October 2017	$7.37	$5.99	$7.16	$5.87
November 2017	$7.90	$7.10	$7.76	$7.10
December 2017	$7.87	$6.89	$8.04	$6.82
January 2018	$8.40	$7.87	$8.59	$7.85
February 2018	$9.22	$7.36	$9.02	$7.37
March 2018 (through March 11, 2018)	$8.90	$8.54	$8.93	$8.49

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ordinary shares are listed on the NASDAQ Global Select Market under the symbol “GILT” and are also traded on the TASE.

D.	Selling Shareholders

    Not applicable.

E.	Dilution

Not applicable.

F.	Expense of the Issue

Not applicable.

ITEM 10:               ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

              In order to guarantee our performance obligations and the down payment we received under the FITEL Projects, we issued bank guarantees and surety bonds for the benefit of FITEL. The bank guarantees were issued by FIBI and HSBC and the surety bonds were issued by Amtrust through a Peruvian insurance company. The aggregate amount of the bank guarantees and surety bonds, as at December 31, 2017, was approximately $125.1 million. We have also provided Amtrust with a corporate guarantee in the amount of approximately $57.3 million. In addition, we have restricted cash of approximately $21.5 million as collateral for these guarantees.

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

Generally, income of Israeli companies is subject to corporate tax.  The Israeli corporate tax rate effective as of January 1, 2017 is 24%, compared with 25% in 2016 and 26.5% in 2015. As of January 1, 2018, the corporate tax rate in Israel was reduced to 23%.

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

Following enactment of the Tax Burden Law, starting January 1, 2012, the capital gains tax rate applicable to individuals upon the sale of our shares is such individual’s marginal (income) tax rate but not more than 25% (or 30% with respect to a substantial shareholder). With respect to corporate investors, the rate of capital gains tax imposed on the sale of shares is equal to the corporate tax rate, which was 26.5% in 2015, 25% in 2016, 24% in 2017 and 23% effective as of January 1, 2018.

Individual shareholders dealing with securities in Israel are taxed at their marginal tax rates applicable to business income (up to 48% in 2016 and up to 47% from 2017).

In addition, as of January 1, 2013, shareholders that are individuals who have taxable income that exceeds ILS 800,000 in a tax year (linked to the CPI each year –ILS 810,270 in 2015, ILS 803,520 in 2016), will be subject to an additional tax, referred to as High Income Tax, at the rate of 2% on their taxable income for such tax year which is in excess of such amount. Effective January 1, 2017, the High Income tax rate increased to 3% and its threshold was lowered to ILS 640,000 in 2017 and to ILS 641,880 in 2018. For this purpose taxable income will include taxable capital gains from the sale of our shares and taxable income from dividend distributions.

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

As a result of the Amendment, it was no longer necessary for a company to apply to the Investment Center in order to acquire Approved Enterprise status. Instead, a company whose facilities meet the criteria for tax benefits set out by the Amendment, may receive the tax benefits afforded to a “Benefitted Enterprise” by independently selecting the tax year from which the period of benefits under the Investment Law are to commence and notifying the Israeli Tax Authority within 12 months of the end of that year.

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

Tax benefits are available until the earlier of 7 or 10 years from the date that the period of benefits commenced, and the lapse of 12 years from the first day of the year in which the election was made. Our periods of benefits as a Benefitted Enterprise under the 2005 election expired on December 31, 2017. Our periods of benefits as a Benefitted Enterprise under the 2011 election will expire in 2023.

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

               The December 2016 amendment also prescribes special tax tracks for technological enterprises. The new tax tracks under the amendment are as follows:

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

               Special technological preferred enterprise - an enterprise whose total consolidated revenues (parent company and all subsidiaries) exceeds NIS 10 billion. Such enterprise will be subject to tax at a rate of 6% on profits deriving from intellectual property, regardless of the enterprise’s geographical location.

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

United States Federal Income Taxation

The following is a general discussion of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares. This description addresses only the U.S. federal income tax considerations that may be relevant to U.S. Holders (as defined below) who hold our ordinary shares as capital assets. This summary is based on the U.S. Internal Revenue Code of 1986, as amended, (the "Code") Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the U.S.-Israel Tax Treaty, or the Treaty, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively or to differing interpretations. There can be no assurance that the U.S. Internal Revenue Service, or the IRS, will not take a different position concerning the tax consequences of the acquisition, ownership and disposition of our ordinary shares or that such a position would not be sustained. This discussion does not address all tax considerations that may be relevant with respect to an investment in our ordinary shares. In addition, this description does not account for the specific circumstances of any particular investor, such as:

•	broker-dealers;

•	financial institutions or financial services entities;

•      certain insurance companies;

•	investors liable for alternative minimum tax;

•	regulated investment companies, real estate investment trusts, or grantor trusts;

•      dealers or traders in securities, commodities or currencies;

•	tax-exempt organizations;

•	retirement plans;

•	S corporations

•	pension funds;

•	certain former citizens or long-term residents of the United States;

•	non-resident aliens of the United States or taxpayers whose functional currency is not the U.S. dollar;

•	persons who hold ordinary shares through partnerships or other pass-through entities;

•	persons who acquire their ordinary shares through the exercise or cancellation of employee stock options or otherwise as compensation for services;

•	direct, indirect or constructive owners of investors that actually or constructively own at least 10% of the total combined voting power of our shares or at least 10% of our shares by value; or

•	investors holding ordinary shares as part of a straddle, appreciated financial position, a hedging transaction or conversion transaction.

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

For purposes of this summary, as used herein, the term “U.S. Holder” means a person that is eligible for the benefits of the Treaty and is a beneficial owner of an ordinary share who is, for U.S. federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;

•
a corporation or other entity taxable as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof or the District of Columbia;

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

Unless otherwise indicated, it is assumed for the purposes of this discussion that the Company is not, and will not become, a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes. See “—Passive Foreign Investment Companies” below.

Taxation of Distributions

Subject to the discussion below under the heading “—Passive Foreign Investment Companies,” the gross amount of any distributions received with respect to our ordinary shares, including the amount of any Israeli taxes withheld therefrom, will constitute dividends for U.S. federal income tax purposes when such distribution is actually or constructively received, to the extent such distribution is paid out of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes.  Because we do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that the entire amount of any distribution will generally be reported as dividend income to you. Dividends are included in gross income as ordinary income unless such dividends meet the requirements of "qualified dividend income" as set forth in more detail below. Distributions in excess of our current and accumulated earnings and profits would be treated as a non-taxable return of capital to the extent of your adjusted tax basis in our ordinary shares and any amount in excess of your tax basis would be treated as gain from the sale of ordinary shares. See “—Sale, Exchange or Other Disposition of Ordinary Shares” below for a discussion of the taxation of capital gains.  Our dividends would not qualify for the dividends-received deduction generally available to corporations under section 243 of the Code.

Dividends that we pay in NIS, including the amount of any Israeli taxes withheld therefrom, will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such dividends are received, regardless of whether the payment is in fact converted into U.S. dollars. A U.S. Holder who receives payment in NIS and converts NIS into U.S. dollars at an exchange rate other than the rate in effect on such day may have a foreign currency exchange gain or loss that would generally be treated as U.S.-source ordinary income or loss. U.S. Holders should consult their own tax advisors concerning the U.S. tax consequences of acquiring, holding and disposing of NIS.

Subject to complex limitations, some of which vary depending upon the U.S. Holder’s circumstances, any Israeli withholding tax imposed on dividends paid with respect to our ordinary shares, may be a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or, alternatively, for deduction against income in determining such tax liability). Israeli taxes withheld in excess of the applicable rate allowed by the Treaty (if any) will not be eligible for credit against a U.S. Holder’s federal income tax liability. The limitation on foreign income taxes eligible for credit is calculated separately with respect to specific classes of income.  Dividends paid with respect to our common stock generally will be treated as foreign-source passive category income or, in the case of certain U.S. Holders, general category income for U.S. foreign tax credit purposes. Further, there are special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to a reduced tax rate. A U.S. Holder may be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on our ordinary shares if such U.S. Holder fails to satisfy certain minimum holding period requirements or to the extent such U.S. Holder’s position in ordinary shares is hedged. An election to deduct foreign taxes instead of claiming foreign tax credit applies to all foreign taxes paid or accrued in the taxable year. The rules relating to the determination of the foreign tax credit are complex, and you should consult with your own tax advisors to determine whether and to what extent you would be entitled to this credit.

Subject to certain limitations (possibly including the PFIC rules discussed below), “qualified dividend income” received by a non-corporate U.S. Holder may be subject to tax at the lower long-term capital gain rates (currently, a maximum rate of 20%). Distributions taxable as dividends paid on our ordinary shares should qualify for a reduced rate if we are a “qualified foreign corporation,” as defined in Code section 1(h)(11)(C). We will be a qualified foreign corporation if either: (i) we are entitled to benefits under the Treaty, or (ii) our ordinary shares are readily tradable on an established securities market in the United States and certain other requirements are met.  We believe that we are entitled to benefits under the Treaty and that our ordinary shares currently are readily tradable on an established securities market in the United States (see discussion below). However, no assurance can be given that our ordinary shares will remain readily tradable. The rate reduction does not apply unless certain holding period requirements are satisfied, nor does it apply to dividends received from a PFIC (see discussion below), in respect of certain risk-reduction transactions, or in certain other situations. U.S. Holders of our ordinary shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

Sale, Exchange or Other Disposition of Ordinary Shares

Subject to the discussion of PFIC rules below, if you sell or otherwise dispose of our ordinary shares (other than with respect to certain non-recognition transactions), you will generally recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in our ordinary shares, in each case determined in U.S. dollars. Such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if you have held the ordinary shares for more than one year at the time of the sale or other disposition. Long-term capital gain realized by a non-corporate U.S. Holder is generally eligible for a preferential tax rate (currently at a maximum of 20%). In general, any gain that you recognize on the sale or other disposition of ordinary shares will be U.S.-source for purposes of the foreign tax credit limitation; losses will generally be allocated against U.S. source income. Deduction of capital losses is subject to certain limitations under the Code.

In the case of a cash basis U.S. Holder who receives NIS in connection with the sale or disposition of our ordinary shares, the amount realized will be based on the U.S. dollar value of the NIS received with respect to the ordinary shares as determined on the settlement date of such exchange. A cash basis U.S. Holder who receives payment in NIS and converts NIS into U.S. dollars at a conversion rate other than the rate in effect on the settlement date may have a foreign currency exchange gain or loss, based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which would be treated as ordinary income or loss.

An accrual basis U.S. Holder may elect the same treatment required of cash basis taxpayers with respect to a sale or disposition of our ordinary shares that are traded on an established securities market, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the IRS. In the event that an accrual basis U.S. Holder does not elect to be treated as a cash basis taxpayer (pursuant to the Treasury regulations applicable to foreign currency transactions), such U.S. Holder is required to calculate the value of the proceeds as of the "trade date" and may have a foreign currency gain or loss for U.S. federal income tax purposes in the event of any difference between the U.S. dollar value of NIS prevailing on the trade date and on the settlement date. Any such currency gain or loss generally would be treated as U.S.- source ordinary income or loss and would be subject to tax in addition to the gain or loss, if any, recognized by such U.S. Holder on the sale or disposition of such ordinary shares.

Passive Foreign Investment Companies

We believe that we were not a PFIC for U.S. federal income tax purposes for the taxable year of 2017. However, since PFIC status depends upon the composition of our income and assets and the market value of our assets from time to time, there can be no assurance that we will not be considered a PFIC for any future taxable year. If we were a PFIC for any taxable year during which a U.S. Holder owned ordinary shares, certain adverse consequences could apply to the U.S. Holder. Specifically, unless a U.S. Holder makes one of the elections mentioned below, gain recognized by the U.S. Holder on a sale or other disposition of ordinary shares would be allocated ratably over the U.S. Holder’s holding period for the ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability. Further, any distribution in excess of 125% of the average of the annual distributions received by the U.S. Holder on our ordinary shares during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation as described immediately above. Certain elections (such as a mark-to-market election or a QEF election) may be available to U.S. Holders and may result in alternative tax treatment. U.S. Holders should consult their tax advisors as to the availability and consequences of a mark-to-market election or a QEF election with respect to their ordinary shares.

In addition, if we were a PFIC for a taxable year in which we pay a dividend or the prior taxable year, the favorable dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply. If we were a PFIC for any taxable year in which a U.S. Holder owned our shares, the U.S. Holder would generally be required to file annual returns with the IRS on IRS Form 8621.

Additional Tax on Investment Income

In addition to the income taxes described above, U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds may be subject to a 3.8% Medicare contribution tax on net investment income, which includes dividends and capital gains from the sale or exchange of our ordinary shares.

Backup Withholding and Information Reporting

Payments in respect of our ordinary shares may be subject to information reporting to the IRS and to U.S. backup withholding tax at the rate (currently) of 24%. Backup withholding will not apply, however, if you (i) fall within certain exempt categories, and demonstrate the fact when so required, or (ii) furnish a correct taxpayer identification number and make any other required certification.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s U.S. tax liability. Alternatively, a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

U.S. citizens and individuals taxable as resident aliens of the United States that own “specified foreign financial assets” (as defined in Section 6038D of the Code and the regulations thereunder) with an aggregate value in a taxable year in excess of certain thresholds (as determined under rules in Treasury regulations) and that are required to file a U.S. federal income tax return generally will be required to file an information report with respect to those assets with their tax returns. IRS Form 8938 has been issued for that purpose. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, foreign stocks held directly, and interests in foreign estates, foreign pension plans or foreign deferred compensation plans. Under those rules, our ordinary shares, whether owned directly or through a financial institution, estate or pension or deferred compensation plan, would be “specified foreign financial assets.” Under Treasury regulations, the reporting obligation applies to certain U.S. entities that hold, directly or indirectly, specified foreign financial assets. Penalties can apply if there is a failure to satisfy this reporting obligation. In addition, in the event a U.S. Holder that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related tax year may not close until three years after the date that the required information is filed. A U.S. Holder is urged to consult the U.S. Holder’s tax advisor regarding the reporting obligation.

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

While a significant portion of our revenues and expenses are generated in U.S. dollars, a portion of our expenses are denominated in NIS, and to a lesser extent, other non-U.S. dollar currencies which lead us to be exposed to financial market risk associated with changes in foreign currency exchange rates. In order to reduce the impact of foreign currency rate volatility of future cash flows caused by changes in foreign exchange rates, in some cases we use currency forward contracts. If our currency forward contracts meet the definition of a hedge, and are so designated, changes in the fair value of the contracts will be offset against changes in the fair value of the hedged assets or liabilities through earnings. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in current earnings during the period of change. Our hedging reduces, but does not eliminate, the impact of foreign currency rate movements, and due to such movements the results of our operations may be adversely affected.

During the year ended December 31, 2017, we recognized a net loss of $1.1 million related to the effective portion of our hedging instruments. The effective portion of the hedged instruments was included as an offset or addition to payroll expenses in the statement of operations. The ineffective portion of the hedged instrument during the year ended December 31, 2017 was immaterial and was recorded as financial expenses, net.

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

As of December 31, 2017, the fair value of the assets of the outstanding forward contracts that meet the requirement for hedge accounting was $0.2 million. There are no outstanding forward contracts that did not meet the requirement for hedge accounting.

The table below details our balance sheet exposure by currency and interest rates:

	Expected Maturity Dates
	2018	2019	2020	2021	2022 and thereafter
	(In thousands)
Assets:
Restricted cash - in U.S. dollars	27,294	-	-	-	-
Weighted interest rate	1.25%	-	-	-	-
In other currency	1,994	-	-	-	187
Weighted interest rate	1.00%	-	-	-	7.94%
Restricted cash held by Trustees	4,325
In other currency
Weighted interest rate	0.00%
Liabilities:
Long-term loans (including current maturities)
In U.S. dollars	4,000	4,000	4,000	4,000	0
Weighted interest rate	4.77%	4.77%	4.77%	4.77%	0.00%
In other currency	479	479	103	0	0
Weighted interest rate	2.75%	2.75%	2.75%	0.00%	0.00%

ITEM 12:               DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13:               DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14:               MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15:               CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended) as of December 31, 2017, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the rules of the Securities and Exchange Commission.

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

Our management assessed the effectiveness of our internal control over financial reporting, as of December 31, 2017.  In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on that assessment, our management concluded that as of December 31, 2017, our internal control over financial reporting is effective.

The effectiveness of management’s internal control over financial reporting as of December 31, 2017 has been audited by our company’s independent registered public accountants, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global. The report, which expresses an unqualified opinion on our company’s internal control over financial reporting, is included with our consolidated financial statements included elsewhere in this annual report.

Changes in Internal Control over Financial Reporting

During the period covered by this Annual Report on Form 20-F, no changes in our internal control over financial reporting have occurred that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16:               RESERVED

ITEM 16A:            AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that each of Ms. Cohen and Mr. Shkedy meets the definition of an audit committee financial expert as defined by rules of the Securities and Exchange Commission. Our Board also determined that each of Ms. Cohen and Mr. Shkedy is independent under the requirements of the NASDAQ Marketplace Rules. For a brief listing of Ms. Cohen and Mr. Shkedy’s relevant experience, see Item 6.A. “Directors, Senior Management and Employees - Directors and Senior Management.”

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

ITEM 16C:            PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Billed or Expected to be Billed by Independent Auditors

The following table sets forth, for each of the years indicated, the fees billed or expected to be billed to us by our independent auditors and the percentage of each of the fees out of the total amount billed or expected to be billed by the auditors.

	Year Ended December 31,
	2017		2016
Services Rendered	Fees (in thousands)	Percentages	Fees (in thousands)	Percentages
Audit fees (1)	$691	88.57%	$699	91.53%
Tax fees (2)	$38	4.93%	$29	3.80%
Other (3)	$51	6.50%	$36	4.67%
Total	$780	100%	$764	100%

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

(3)
Other fees are fees for professional services other than audit or tax related fees, rendered in connection with our business activities; such fees in 2017 were mainly related to implementation of new accounting standards and in 2016 were mainly related to the rights offering.

Plicies and Procedures

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

ITEM 16E:            PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In the year ended December 31, 2017, neither we nor any affiliated purchaser purchased any of our securities.

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

4.7
Amendment No. 3 to Gilat Satellite Networks Ltd. 2008 Share Incentive Plan (including the Israeli Sub-plan to the Gilat Satellite Networks Ltd. 2008 Share Incentive Plan) dated February 13, 2017. Previously filed as Exhibit 4.7 to our Annual Report on Form 20-F for the fiscal year ending December 31, 2016, which Exhibit is incorporated herein by reference.

4.8
Amendment No. 4 to Gilat Satellite Networks Ltd. 2008 Share Incentive Plan (including the Israeli Sub-plan to the Gilat Satellite Networks Ltd. 2008 Share Incentive Plan) dated March 27, 2017. Previously filed as Exhibit 4.8 to our Annual Report on Form 20-F for the fiscal year ending December 31, 2016, which Exhibit is incorporated herein by reference.

4.9
Amendment No. 5 to Gilat Satellite Networks Ltd. 2008 Share Incentive Plan (including the Israeli Sub-plan to the Gilat Satellite Networks Ltd. 2008 Share Incentive Plan), previously filed on November 14, 2017 as Exhibit 4.8 to our Registration Statement on Form S-8 (File No. 333-221546), and incorporated herein by reference.

4.10
Amendment No. 6 to Gilat Satellite Networks Ltd. 2008 Share Incentive Plan (including the Israeli Sub-plan to the Gilat Satellite Networks Ltd. 2008 Share Incentive Plan) as adopted on February 12, 2018.

4.11
Executive Compensation Plan previously filed as Exhibit A to the proxy statement filed on Form 6-K on April 7, 2016, which Exhibit is incorporated herein by reference, as amended on June 8, 2017 as set forth in the proxy statement filed on Form 6-K on May 4, 2017, which is incorporated herein by reference.

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

4.17
Copy of Memorandum of Understanding and amendment thereto dated December 28, 2015 and January 28 2016, respectively, entered between Gilat Networks Peru SA, and Amtrust Insurance Spain, SL. Previously filed as Exhibit 4.12 to our Annual Report on Form 20-F for the fiscal year ending December 31, 2015, which Exhibit is incorporated herein by reference.

4.18
Summary in English of the material provisions of an amendment (in Hebrew) dated July 13, 2016, and an amendment (in Hebrew) dated December 15, 2016, to the Letter of Undertaking (in Hebrew) dated August 17, 2015 between Gilat Satellite Networks Ltd. and First International Bank of Israel Ltd. Previously filed as Exhibit 4.16 to our Annual Report on Form 20-F for the fiscal year ending December 31, 2016, which Exhibit is incorporated herein by reference.

4.19
Summary in English of the material provisions of the agreement between Gilat Satellite Networks Ltd. and HSBC, dated December 18, 2016.  Previously filed as Exhibit 4.17 to our Annual Report on Form 20-F for the fiscal year ending December 31, 2016, which Exhibit is incorporated herein by reference.

4.20	Form of Indemnity Letter entered into by and between Gilat Satellite Networks Ltd. and its Officers and Directors, approved by the shareholders as of January 4, 2018.
8.1	List of subsidiaries.
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
13.1	Certification by Chief Executive Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification by Chief Financial Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

101.INS	XBRL Instance Document *.

101.SCH	XBRL Taxonomy Extension Schema Document.

101.PRE	XBRL Taxonomy Presentation Linkbase Document.

101.CAL	XBRL Taxonomy Calculation Linkbase Document.

101.LAB	XBRL Taxonomy Label Linkbase Document.

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
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

Date: March 20, 2018

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCUNTING FIRM

To the Shareholders and Board of Directors and Shareholders of

GILAT SATELLITE NETWORKS LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Gilat Satellite Networks Ltd. ("the Company") and its subsidiaries as of December 31, 2017 and 2016, the related consolidated statements of comprehensive income (loss), shareholders' equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 20, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

We have served as the Company‘s auditor since 2000.
Tel-Aviv, Israel
March 20, 2018

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

Gilat Satellite Networks Ltd.

Opinion on Internal Control over Financial Reporting

We have audited Gilat Satellite Networks Ltd. ("the Company") and its subsidiaries' internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, the Company and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2017 and 2016, the related consolidated statements of comprehensive income (loss), shareholders' equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes, and our report dated March 20, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

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

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Definition and Limitations of Internal Control Over Financial Reporting

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

/s/ KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

Tel-Aviv, Israel
March 20, 2018

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2017	2016
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$52,957	$40,133
Restricted cash	29,288	62,229
Restricted cash held by trustees	4,325	9,058
Trade receivables, net	108,842	89,377
Inventories	28,853	21,469
Other current assets	21,686	17,017

Total current assets	245,951	239,283

LONG-TERM INVESTMENTS AND RECEIVABLES:
Severance pay funds	8,188	7,791
Other long-term receivables	1,258	436

Total long-term investments and receivables	9,446	8,227

PROPERTY AND EQUIPMENT, NET	82,246	80,837

INTANGIBLE ASSETS, NET	5,709	11,383

GOODWILL	43,468	43,468

Total assets	$386,820	$383,198

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2017	2016
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current maturities of long-term loans	$4,479	$4,617
Trade payables	33,715	29,625
Accrued expenses	70,534	53,429
Advances from customers and deferred revenues	16,721	37,659
Advances from customers held by trustees	1,416	7,498
Other current liabilities	20,044	13,846

Total current liabilities	146,909	146,674

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	12,582	16,932
Accrued severance pay	7,999	7,485
Other long-term liabilities	1,008	2,281

Total long-term liabilities	21,589	26,698

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY:
Share capital - Ordinary shares of NIS 0.2 par value: Authorized: 90,000,000 shares at December 31, 2017 and 2016; Issued and outstanding: 54,737,267 and 54,592,667 shares at December 31, 2017 and 2016, respectively	2,601	2,593
Additional paid-in capital	921,726	920,162
Accumulated other comprehensive loss	(3,046)	(3,224)
Accumulated deficit	(702,959)	(709,705)

Total shareholders’ equity	218,322	209,826

Total liabilities and shareholders’ equity	$386,820	$383,198

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2017	2016	2015
Revenues:
Products	$214,522	$214,291	$128,970
Services	68,234	65,260	68,573

Total revenues	282,756	279,551	197,543

Cost of revenues:
Products	153,167	162,563	94,683
Services	47,094	41,498	48,635
Impairment of long-lived assets	-	-	10,137

Total cost of revenues	200,261	204,061	153,455

Gross profit	82,495	75,490	44,088

Operating expenses:
Research and development, net	28,014	24,853	22,412
Selling and marketing	23,759	23,411	24,823
General and administrative	19,861	26,471	18,644
Restructuring costs	-	-	1,508
Goodwill impairment	-	-	20,402

Total operating expenses	71,634	74,735	87,789

Operating income (loss)	10,861	755	(43,701)

Financial expenses, net	(4,307)	(4,843)	(7,243)

Net income (loss) before taxes on income	6,554	(4,088)	(50,944)
Taxes on income (benefit)	(247)	1,252	1,190

Net income (loss) from continuing operations	6,801	(5,340)	(52,134)
Loss from discontinued operations	-	-	(200)

Net income (loss)	$6,801	$(5,340)	$(52,334)

Earnings (loss) per share (basic and diluted):
Continuing operations	$0.12	$(0.10)	$(1.16)
Discontinued operations	-	-	(0.00)

Total income (loss) per share	$0.12	$(0.10)	$(1.16)

Weighted average number of shares used in computing earnings (loss) per share:
Basic	54,680,822	51,970,458	45,026,069
Diluted	54,851,967	51,970,458	45,026,069

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands

	Year ended December 31,
	2017	2016	2015

Net income (loss)	$6,801	$(5,340)	$(52,334)

Other comprehensive income (loss):
Foreign currency translation adjustments	(95)	514	(3,022)
Change in unrealized gain (loss) on hedging instruments, net	1,419	396	(124)
Less - reclassification adjustments for net loss (gain) realized and included in income (loss) on hedging instruments, net	(1,146)	(407)	839

Total other comprehensive income (loss)	178	503	(2,307)

Comprehensive income (loss)	$6,979	$(4,837)	$(54,641)

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share data)

	Number of Ordinary shares	Share capital		Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total shareholders’ equity

Balance as of January 1, 2015	42,730,424	$1,966		$876,624	$(1,420)	$(652,031)	$225,139

Issuance of restricted share units (RSUs)	283,175	14		-	-	-	14
Stock-based compensation of options and RSUs	-	-		1,901	-	-	1,901
Exercise of stock options	1,319,448	68		5,601	-	-	5,669
Comprehensive loss	-	-		-	(2,307)	(52,334)	(54,641)

Balance as of December 31, 2015	44,333,047	2,048		884,126	(3,727)	(704,365)	178,082

Issuance of shares in a rights offering, net of issuance costs	9,874,170	525		34,560	-	-	35,085
Issuance of restricted share units (RSUs)	214,350	11		-	-	-	11
Stock-based compensation of options and RSUs	-	-		908	-	-	908
Exercise of stock options	171,100	9		568	-	-	577
Comprehensive income (loss)	-	-		-	503	(5,340)	(4,837)

Balance as of December 31, 2016	54,592,667	2,593		920,162	(3,224)	(709,705)	209,826

Effect of adoption of ASU 2016-09	-	-		55	-	(55)	-
Issuance of restricted share units (RSUs)	8,100	*	)	-	-	-	* )
Stock-based compensation of options and RSUs	-	-		856	-	-	856
Exercise of stock options	136,500	8		653	-	-	661
Comprehensive income	-	-		-	178	6,801	6,979

Balance as of December 31, 2017	54,737,267	$2,601		$921,726	$(3,046)	$(702,959)	$218,322

*) Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2017	2016	2015

Cash flows from operating activities:

Net income (loss)	$6,801	$(5,340)	$(52,334)
Loss from discontinued operations	-	-	(200)

Net income (loss) from continuing operations	6,801	(5,340)	(52,134)
Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	13,140	13,108	15,072
Goodwill impairment	-	-	20,402
Impairment of long-lived assets	-	-	10,137
Stock-based compensation of options and RSUs	856	908	1,901
Accrued severance pay, net	118	(267)	(111)
Accrued interest and exchange rate differences on restricted cash and deposits, net	(239)	(442)	842
Exchange rate differences on long-term loans	186	(43)	(288)
Deferred income taxes, net	189	4	1
Decrease (increase) in trade receivables, net	(19,588)	(37,586)	4,553
Decrease (increase) in other assets (including short-term, long-term and deferred charges)	(4,029)	(3,474)	1,080
Decrease (increase) in inventories	(10,763)	2,221	(2,821)
Decrease (increase) in restricted cash directly related to operating activities, net	38,123	48,519	(87,004)
Increase (decrease) in trade payables	4,087	12,454	(5,133)
Increase in accrued expenses	14,898	30,149	2,935
Increase (decrease) in advances from customers	(18,959)	(53,081)	79,884
Increase (decrease) in advances from customers held by trustees	(6,185)	(18)	(2,243)
Increase (decrease) in other current liabilities and other long-term liabilities	2,165	3,666	(1,860)

Net cash provided by (used in) operating activities	20,800	10,778	(14,787)

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2017	2016	2015
Cash flows from investing activities:

Purchase of property and equipment	$(3,692)	$(4,307)	$(3,930)
Investment in restricted cash (including long-term)	(5,700)	(17,001)	(22,717)
Proceeds from restricted cash (including long-term)	661	7,441	34,120
Investment in restricted cash held by trustees	(14,218)	(16,200)	(16,634)
Proceeds from restricted cash held by trustees	18,974	16,498	21,501

Net cash provided by (used in) investing activities	(3,975)	(13,569)	12,340

Cash flows from financing activities:

Capital lease payments	-	(309)	(609)
Issuance of shares in a rights offering, net of issuance costs	-	35,085	-
Issuance of restricted stock units and exercise of stock option	661	588	5,683
Payment of obligation related to the purchase of intangible asset	-	-	(500)
Short-term bank credit and loans, net	-	(7,000)	(5,897)
Repayment of long-term loans	(4,673)	(4,443)	(4,544)

Net cash provided by (used in) financing activities	(4,012)	23,921	(5,867)

Effect of exchange rate changes on cash and cash equivalents	11	568	(977)

Increase (decrease) in cash and cash equivalents	12,824	21,698	(9,291)
Cash and cash equivalents at the beginning of the year	40,133	18,435	27,726

Cash and cash equivalents at the end of the year	$52,957	$40,133	$18,435

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2017	2016	2015
Supplementary cash flow activities:

(1) Cash paid during the year for continuing operations:

Interest	$906	$1,448	$1,507

Income taxes	$2,410	$2,105	$517

(2) Non-cash transactions:

Purchases of property and equipment that were not paid for and reclassification from inventories to property and equipment	$5,710	$2,452	$2,519

Reclassification from property and equipment to inventories	$129	$733	$114

Capital lease	$-	$-	$26

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-	GENERAL

a.	Organization:

Gilat Satellite Networks Ltd. (the "Company") and its subsidiaries (the "Group" or "Gilat") is a global provider of end-to-end broadband satellite communication ("Satcom") network solutions and services. Gilat designs, manufactures and provides full network management and equipment for Satcom as well as professional services to satellite operators and service providers worldwide. The equipment consists of very small aperture terminals ("VSATs"), solid-state power amplifiers ("SSPAs"), block up converters ("BUCs"), low-profile antennas and on-the-Move/on-the-Pause terminals. VSATs are earth-based terminals that transmit and receive broadband internet, voice, data and video via satellite. In addition, Gilat provides integrated small cell solutions with its satellite backhaul for the cellular market. Gilat also provides connectivity services, internet access and telephony to enterprise, government and residential customers over its own networks, over third party networks and also over networks which Gilat installs based on Build Operate Transfer ("BOT") contracts. Additionally, Gilat builds telecommunication infrastructure, typically using fiber-optic and wireless technologies for broadband connectivity.

The Company was incorporated in Israel in 1987 and launched its first generation VSAT in 1989.

The Group's business is managed and reported through three separate reportable segments, consisting of the Group’s Commercial, Mobility and Services divisions. Commencing the first quarter of 2018, following changes in the Company's strategy and organizational structure, the Company conducted an analysis of its business segments, resulting in a change to its segment reporting. For further information, refer to Note 13. As to the Group's major customers, geographic and segment information, see Note 13.

b.	Discontinued operation:

On December 2, 2013, the Company sold its subsidiary, Spacenet Inc. ("Spacenet"), to SageNet of Tulsa, LLC for approximately $ 16,000, subject to certain post-closing adjustments and expenses, the Company recorded a loss of $ 1,385 as a result of this sale. The Company previously provided managed network communications services through Spacenet utilizing satellite wireline and wireless networks and associated technology mainly in the United States. During 2015, some of the post-closing adjustments were resolved and consequently the Company incurred additional expenses in the aggregate amount of $ 200, which were accounted as discontinued operations. During 2017 and 2016, no additional expenses were incurred. Spacenet was previously part of the Services division.

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

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with ASC 830, "Foreign Currency Matters" ("ASC 830"). All transaction gains and losses of the remeasurement of monetary balance sheet items are reflected in the consolidated statements of income (loss) as financial income or expenses, as appropriate.

The financial statements of certain foreign subsidiaries, whose functional currency has been determined to be their local currency, have been translated into dollars. Assets and liabilities have been translated using the exchange rates in effect at the balance sheet date. Statements of income (loss) amounts have been translated using specific rates. The resulting translation adjustments are reported as a component of shareholders’ equity in accumulated other comprehensive income (loss).

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

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Most of the activity of Gilat Colombia S.A. E.S.P. ("Gilat Colombia") consists of operating subsidized projects for the Colombian Ministry of Information Technologies and Communications ("Ministry of ITC") through its "Dirección de Conectividad", or DirCon, (formerly known as Compartel Program). The first projects were originally awarded to Gilat's Colombian subsidiaries in 1999 and 2002 and were extended several times. An additional project was awarded to Gilat Colombia by the Ministry of ITC in 2011 and was completed in December 2013. The subsidiary was awarded another project from the Ministry of ITC in 2013, which was further extended in 2017, and which is ongoing and scheduled to be completed in 2018.

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

Short-term restricted cash is either invested in certificates of deposit, which mature within one year, or in short-term highly liquid investments that are restricted to withdrawals or use. As of December 31, 2017, the vast majority of this amount was linked to the dollar. Such certificates of deposit are used as collateral for performance and advance payment guarantees to customers, surety bonds and loans and the lease of some of the Group's offices, and bear weighted average interest rates of 1.23% and 0.36% as of December 31, 2017 and 2016, respectively.

Long-term restricted cash is primarily invested in certificates of deposit, which mature in more than one year. As of December 31, 2017, the amount is linked to currencies other than the dollar. It bears annual weighted average interest rates of 7.94% and 5.89% as of December 31, 2017 and 2016, respectively. Such certificates of deposit are used as collateral for performance guarantees to customers, loans and the lease of the Group's offices.

f.	Restricted cash held by trustees:

As of December 31, 2017 and 2016, short-term restricted cash held by trustees is invested in a savings bank account linked to the Colombian Peso. The restricted cash is being released based upon performance milestones as stipulated in the agreements with the Ministry of ITC (see Note 2c).

g.	Inventories:

Inventories are stated at the lower of cost or net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Inventory write-offs are provided to cover risks arising from slow-moving items, excess inventories, discontinued products, new products introduction and for market prices lower than cost. Any write-off is recognized in the consolidated statement of income (loss) as cost of revenues. In addition, if required, the Group records a liability for firm non-cancelable and unconditional purchase commitments with contract manufacturers for quantities in excess of the Group's future demands forecast consistent with its valuation of excess and obsolete inventory.

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

Network equipment under operating leases is carried at cost less accumulated depreciation and depreciated using the straight-line method over the useful life of the assets. The Group has accounted for its assets which are under a capital lease arrangement in accordance with ASC 840 "Leases" ("ASC 840"). Accordingly, assets under a capital lease are stated as assets of the Group on the basis of ordinary purchase prices (without the financing component), and depreciated according to the usual depreciation rates applicable to such assets. The lease payments payable in forthcoming years, net of the interest component included in them, are included in liabilities. The interest in respect of such amounts is accrued on a current basis and is charged to earnings.

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

In 2017 and 2016, no impairments of long-lived assets were recorded.

During 2015, the Company encountered higher than expected expenses related to its subsidized project for the Ministry of ITC, which resulted in operating and cash flow losses from this project. Consequently, the Company identified an impairment loss of property and equipment, net and long-term deferred charges, which are included in "other assets" in the consolidated balance sheet, in the amount of $ 4,106 and $ 6,031, respectively. The total impairment loss in the amount of $ 10,137 was recorded as part of "Impairment of long-lived assets" within cost of revenues in the consolidated statement of income (loss) and is attributed to the Services division.

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

In 2017, following an improvement in the Mobility segment results, the Company performed a qualitative assessment and concluded that it is not more likely than not that the fair value of the reporting units is less than their carrying amounts and accordingly it is unnecessary to perform the two-step quantitative goodwill impairment test.

In 2016, the Company performed both qualitative and quantitative assessment and concluded that no impairment of goodwill needs to be recorded.

Following the existence of impairment indicators during 2015, the Company performed in that year a goodwill impairment test for the two reporting units in the Mobility Division, using the income approach to value the reporting units' fair value. The impairment test resulted in a goodwill impairment of $ 20,402 attributable to the Wavestream reporting unit. This impairment was recorded as a "Goodwill impairment" within operating expenses in the consolidated statement of income (loss). The material assumptions used for the income approach were five (5) years of projected cash flows, a long-term growth rate of 4% and discount rate of 13%.

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

The Group generates revenues mainly from the sale of products (including construction of networks), satellite-based communications networks services and from providing connectivity services, internet access and telephony. The Company sells its products and services to enterprises, government and residential customers under large-scale contracts that utilize both the Company’s networks and other networks that the Company installs, mainly based on BOT contracts. These large‑scale contracts sometimes involve the installation of thousands of VSATs or massive fiber-optic networks.

Sale of products includes mainly the sale of VSATs, hubs, SSPAs, low-profile antennas, on-the-move/on-the-pause terminals, and construction and installation of large-scale networks based on BOT contracts.

Sale of services includes access to and communication via satellites ("space segment"), installation of equipment, telephone services, internet services, consulting, on-line network monitoring, network maintenance and repair services. The Group sells its products primarily through its direct sales force and indirectly through resellers or system integrators. Sales consummated by the Group's sales force and sales to resellers or system integrators are considered sales to end-users.

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

Selling and marketing expenses include shipping expenses in the amounts of $ 1,225, $ 1,367 and $ 976 for the years ended December 31, 2017, 2016 and 2015, respectively.

Advertising costs are expensed as incurred. Advertising expenses amounted to $ 204, $ 243 and $ 181 for the years ended December 31, 2017, 2016 and 2015, respectively.

o.	Warranty costs:

Generally, the Group provides product warranties for periods between twelve to twenty four months at no extra charge. A provision is recorded for estimated warranty costs based on the Group's experience. Warranty expenses amounted to $ 323, $ 704 and $ 864 for the years ended December 31, 2017, 2016 and 2015, respectively.

p.	Research and development expenses:

Research and development costs are charged to the consolidated statements of income (loss) as incurred and are presented net of government grants. ASC 985, "Software", requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

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

Research and development grants deducted from research and development expenses amounted to $ 1,419, $ 1,624 and $ 2,540 for the years ended December 31, 2017, 2016 and 2015, respectively.

r.	Accounting for stock-based compensation:

The Company accounts for stock-based compensation in accordance with ASC 718, "Compensation-Stock Compensation" ("ASC 718"). ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service period in the Company's consolidated statement of income (loss).

The Company recognizes compensation expenses for the value of its awards, based on the straight-line method over the requisite service period of each of the awards.

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

Effective as of January 1, 2017, the Company adopted Accounting Standards Update 2016-09, “Compensation-Stock Compensation (Topic 718)” (“ASU2016-09”) on a modified, retrospective basis. ASU 2016-09 permits entities to make an accounting policy election related to how forfeitures will impact the recognition of compensation cost for stock - based compensation: to estimate the total number of awards for which the requisite service period will not be rendered or to account for forfeitures as they occur. Upon adoption of ASU 2016-09, the Company elected to change its accounting policy to account for forfeitures as they occur. The change was applied on a modified, retrospective basis with a cumulative-effect adjustment to retained earnings of $55 (which increased the accumulated deficit) as of January 1, 2017.

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

In November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes, related to balance sheet classification of deferred taxes. The ASU requires that deferred tax assets and liabilities be classified as noncurrent in the statement of financial position, thereby simplifying the current guidance that requires an entity to separate deferred assets and liabilities into current and noncurrent amounts. ASU 2015-17 is effective for financial statements issued for annual periods beginning after December 15, 2016 and interim periods within those annual periods.  The Company has adopted ASU 2015-17 on a prospective basis,  as of December 31, 2017, and its statement of financial position as of this date reflects the revised classification of current deferred tax assets and liabilities as noncurrent. The adoption of ASU 2015-17 resulted in an immaterial impact on the Group's consolidated financial statements as of December 31, 2016, and therefore was not adjusted retrospectively.

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

The majority of the Group's short-term and long-term restricted cash are invested in dollars with major banks in Israel. The Group is entitled to receive the restricted cash generally based upon actual performance of its projects.

The Company also has restricted cash held by trustees, which is invested in Colombian Pesos with major banks in Colombia. As of December 31, 2017, restricted cash held by the trustees amounted to $ 4,325. The Company is entitled to receive the restricted cash held by the trustee in stages based upon operational milestones. The cash held in the trusts is reflected in the Company's consolidated balance sheet as "Restricted cash held by trustees".

Trade receivables of the Group are mainly derived from sales to major customers located in South and Central America and Asia. The Group performs ongoing credit evaluations of its customers and obtains letters of credit and bank guarantees for certain receivables. An allowance for doubtful accounts is determined with respect to specific debts that the Group has determined to be doubtful of collection.

The Company has recorded bad debt expenses in the amounts of $ 2,231, $ 6,222 and $ 1,369 for the years ended December 31, 2017, 2016 and 2015, respectively.

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

Severance pay expenses for the years ended December 31, 2017, 2016 and 2015, amounted to $ 2,819, $ 2,577 and $ 2,407, respectively.

401(k) profit sharing plans:

The Group has a number of savings plans in the United States that qualify under Section 401(k) of the current Internal Revenue Code as a “safe harbor” plan. The Group must make a mandatory contribution to the 401(k) plan to satisfy certain nondiscrimination requirements under the Internal Revenue Code. This mandatory contribution is made to all eligible employees. The contribution costs for all the plans were $ 411, $ 357 and $ 327 for the years ended 2017, 2016 and 2015, respectively.

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

Based on the borrowing rates currently available to the Company for bank loans with similar terms and maturities, the Company estimates that the carrying value of its long-term debt approximates fair value.

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

x.	Earnings (loss) per share:

In accordance with ASC 260, "Earnings per Share", basic earnings (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each period. Diluted earnings (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each period, plus dilutive potential Ordinary shares considered outstanding during the period. The total weighted average number of shares related to the outstanding options excluded from the calculations of diluted earnings (loss) per share, as they would have been anti-dilutive, was 1,627,552, 2,227,150 and 3,925,236 for the years ended December 31, 2017, 2016 and 2015, respectively.

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

The Company entered into forward and cylinder contracts to hedge against the risk of changes in future cash flow from payments of payroll and related expenses denominated in New Israeli Shekels ("NIS").

z.	Comprehensive income (loss):

The Company accounts for comprehensive income (loss) in accordance with ASC 220, "Comprehensive Income". Comprehensive income (loss) generally represents all changes in shareholders’ equity during the period except those resulting from investments by, or distributions to, shareholders. The Company determined that its items of other comprehensive income (loss) relate to unrealized gains and losses on hedging derivative instruments and foreign currency translation adjustments.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following table shows the components of accumulated other comprehensive income (loss), as of December 31, 2017 and 2016:

	Year ended December 31, 2017
	Foreign currency translation adjustments	Unrealized gains (losses) on cash flow hedges	Total

Beginning balance	$(3,122)	$(102)	$(3,224)

Other comprehensive income before reclassifications	(95)	1,419	1,324
Amounts reclassified from accumulated other comprehensive income	-	(1,146)	(1,146)

Net current-period other comprehensive income (loss)	(95)	273	178

Ending balance	$(3,217)	$171	$(3,046)

	Year ended December 31, 2016
	Foreign currency translation adjustments	Unrealized gains (losses) on cash flow hedges	Total

Beginning balance	$(3,636)	$(91)	$(3,727)

Other comprehensive income before reclassifications	514	396	910
Amounts reclassified from accumulated other comprehensive income	-	(407)	(407)

Net current-period other comprehensive income (loss)	514	(11)	503

Ending balance	$(3,122)	$(102)	$(3,224)

aa.	Impact of recently issued accounting pronouncements:

In May 2014, the FASB issued Accounting Standard Update No. 2014-09, Revenue from Contracts with Customers (Topic 606). The core principle of the new guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 requires additional disclosure about the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments. The ASU is effective for the Company in 2018 using either of two methods: (i) retrospective application of ASU 2014-09 to each prior reporting period presented with the option to elect certain practical expedients as defined within ASU 2014-09; or (ii) retrospective application of ASU 2014-09 with the cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application and providing certain additional disclosures as defined per ASU 2014-09 ("Modified Retrospective Adoption Transition Method").

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company has established an implementation team to analyze the potential impact the standard will have on its consolidated financial statements and related disclosures as well as its business processes, systems and controls. This includes reviewing revenue contracts across all revenue streams and evaluating potential differences that would result from applying the requirements under the standard. The Company adopted the new standard on January 1, 2018 using the Modified Retrospective Adoption Transition Method.

The Company has completed its evaluation of the Standard and does not expect a material change in its pattern of revenue recognition. In addition, the Standard requires the deferral and amortization of “incremental” costs incurred to obtain a contract. The primary contract acquisition cost for the Company are sales commissions. Under current GAAP, the Company expenses sales commissions as incurred while under the Standard such costs will be classified as a contract asset and amortized over a period that approximates the timing of revenue recognition on the underlying contracts. The Company recorded an asset and a cumulative effect to retained earnings of approximately $ 1,500 on the opening balance sheet at January 1, 2018.

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

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (ASU 2016-13). ASU 2016-13 significantly changes the way impairment of financial instruments is recognized by requiring immediate recognition of estimated credit losses expected to occur over the remaining life of financial instruments. The main provisions of ASU 2016-13 include (1) replacing the “incurred loss” approach under current GAAP with an “expected loss” model for instruments measured at amortized cost, (2) requiring entities to record an allowance for available-for-sale debt securities rather than reduce the carrying amount of the investments, as is required by the other-than-temporary-impairment model under current GAAP, and (3) a simplified accounting model for purchased credit-impaired debt securities and loans. ASU 2016-13 is effective for interim and annual reporting periods beginning after December 15, 2019, although early adoption is permitted. The Company is currently evaluating the expected impact of the standard on its consolidated financial statements.

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

In August 2017, the FASB issued ASU 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities, which expands the activities that qualify for hedge accounting and simplifies the rules for reporting hedging transactions. The standard is effective for the Company beginning January 1, 2019. Early adoption is permitted. The Company is currently evaluating the expected impact of the standard on its consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:-	INVENTORIES

a.	Inventories are comprised of the following:

	December 31,
	2017	2016

Raw materials, parts and supplies	$7,367	$6,461
Work in progress	10,300	6,541
Finished products	11,186	8,467

	$28,853	$21,469

b.	Inventory write-offs totaled $ 3,270, $ 4,833 and $ 2,054 in 2017, 2016 and 2015, respectively.

NOTE 4:-	PROPERTY AND EQUIPMENT, NET

a.	Composition of property and equipment, grouped by major classifications, is as follows:

	December 31,
	2017	2016
Cost:

Buildings and land	$90,914	$90,564
Computers, software and electronic equipment	45,119	44,993
Network equipment	40,016	76,917
Office furniture and equipment	5,387	5,930
Vehicles	390	444
Leasehold improvements	2,522	2,548

	184,348	221,396
Accumulated depreciation and impairment *)	102,102	140,559

Depreciated cost	$82,246	$80,837

*)
During the year ended December 31, 2015, the Company recorded an impairment loss of $ 4,106. The impairment loss was recorded as reduction of the cost of network equipment and computers, software and electronic equipment in the amounts of $ 4,030 and $ 76, respectively.

**)
The Company recorded a reduction of $ 46,051 and $ 33,299 to the cost and accumulated depreciation of fully depreciated equipment and leasehold improvements that are no longer in use for the year ended December 31, 2017 and 2016, respectively.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4:-	PROPERTY AND EQUIPMENT, NET (Cont.)

b.	Depreciation expenses totaled $ 7,465, $ 7,337 and $ 9,256 in 2017, 2016 and 2015, respectively.

c.	As for pledges and securities, see also Note 11e.

NOTE 5:-	INTANGIBLE ASSETS, NET

a.	Composition of intangible assets, grouped by major classifications, is as follows:

	December 31,
	2017	2016
Original amounts:

Technology	$42,504	$42,504
Customer relationships	4,466	4,466
Marketing rights and patents	3,421	3,421

	50,391	50,391
Accumulated amortization:

Technology	38,232	33,243
Customer relationships	4,466	3,999
Marketing rights and patents	1,985	1,766

	44,683	39,008

	$5,708	$11,383

b.	Amortization expenses amounted to $ 5,675, $ 5,771 and $ 5,816 for the years ended December 31, 2017, 2016 and 2015, respectively.

c.	Estimated amortization expenses for the following years is as follows:

Year ending December 31,

2018	$3,274
2019	911
2020	441
2021	431
2022 and thereafter	651

$5,708

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6:-	GOODWILL

	December 31,
	2017	2016

Goodwill *)	$105,647	$105,647
Accumulated impairment losses	(62,179)	(62,179)

	$43,468	$43,468

*)	The carrying amount of the goodwill is associated with the Mobility Division.

NOTE 7:-	COMMITMENTS AND CONTINGENCIES

a.	Lease commitments:

The Company's subsidiaries entered into various non-cancelable operating lease agreements for certain of their offices and facilities, expiring between 2018 and 2023. Minimum lease commitments under non-cancelable operating lease agreements as of December 31, 2017, are as follows:

Lease
Year ending December 31,	commitments

2018	$1,391
2019	621
2020	141
2021	134
2022 and thereafter	279

$2,566

Rent expenses during the years ended December 31, 2017, 2016 and 2015 were $ 2,599, $ 2,568 and $ 2,548, respectively.

Some of the Group's lease agreements do not include renewal options.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:-	COMMITMENTS AND CONTINGENCIES (Cont.)

b.	Commitments with respect to space segment services:

The Company provides its customers with space segment capacity services, which are purchased from third parties. Future minimum payments due for space segment services to be rendered subsequent to December 31, 2017, are as follows:

Year ending December 31,

2018	$7,409
2019	3,942
2020	4,515
2021	332
2022	304

$16,502

Space segment services expenses during the years ended December 31, 2017, 2016 and 2015 were $ 11,184, $ 10,278 and $ 8,333, respectively.

c.
In 2017 and 2016, the Company's primary material purchase commitments were with inventory suppliers. The Company's material inventory purchase commitments are based on purchase orders, or on outstanding agreements with some of the Company's suppliers of inventory. As of December 31, 2017 and 2016, the Company's major outstanding inventory purchase commitments amounted to $ 19,183 and $ 13,494, respectively, all of which were orders placed or commitments made in the ordinary course of its business. As of December 31, 2017 and 2016, $ 6,408 and $ 5,530, respectively, of these orders and commitments, were from suppliers which can be considered sole or limited in number.

d.	Royalty commitments:

1.
The Company is committed to pay royalties to the Israel Innovation Authority ("IIA"), formerly known as the Office of the Chief Scientist of the Ministry of Economy of the Government of Israel on proceeds from sales of products resulting from the research and development projects in which the IIA participated with royalty bearing grants. In the event that development of a specific product in which the IIA participated is successful, the Company will be obligated to repay the grants through royalty payments at the rate of 3% to 5% based on the sales of the Company, up to 100% of the grants received linked to the dollar. Grants are subject to interest at a rate equal to the 12 month LIBOR rate. The obligation to pay these royalties is contingent upon actual sales of the products and, in the absence of such sales, no payment is required.

As of December 31, 2017 and 2016, the Company had a contingent liability to pay royalties in the amount of approximately $ 1,396 and $ 1,237, respectively.

The Company did not pay or accrue any amounts for such royalties during the years ended December 31, 2017, 2016 and 2015.

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

As of December 31, 2017 and 2016, the Company had a contingent liability to pay royalties in the amount of approximately $ 202 and $ 202, respectively.

The Company did not pay or accrue any amounts for such royalties during the years ended December 31, 2017, 2016 and 2015.

e.	Litigation:

In 2003, the Brazilian tax authority filed a claim against the Company's subsidiary in Brazil (an inactive company), for the payment of taxes allegedly due by the subsidiary. Several legal proceedings with respect to this matter were carried out in the Brazilian courts. These proceedings were concluded with a final unfavorable decision against the subsidiary in February and March 2016. As of December 31, 2017, the total amount of this claim, including interest, penalties and legal fees, is approximately $ 10,849, of which approximately $ 1,200 is principal. Based on the Company's external legal counsel's opinion, the Company believes that any foreclosure procedures against the subsidiary cannot be legally redirected to any of the Group's entities and managers. Accordingly, the chances that such redirection will lead to a loss recognition are remote and therefore, the Company did not record any accrual related to this litigation.

In October 2017, the Company was informed that a former subcontractor that was engaged in connection with the project of the Company’s subsidiary in Colombia has initiated an arbitration proceeding against the subsidiary. The amount of the claim is approximately $ 6,900. While the subsidiary has not been served with the complaint, based on the information in the Company’s possession, the Company believes that it  has made adequate accruals relating to this proceeding.

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

The Group guarantees its performance to certain customers through bank guarantees, surety bonds from insurance companies and corporate guarantees. Guarantees are often required for the Group's performance during the installation and operational periods. The guarantees typically expire when certain operational milestones are met.

As of December 31, 2017, the aggregate amount of bank guarantees and surety bonds from insurance companies outstanding in order to secure the Group's various obligations was $ 152,422, including an aggregate of $ 145,673 on behalf of its subsidiaries in Peru. The Group has $ 29,438 of restricted cash to secure these guarantees.

In accordance with ASC 460, "Guarantees" ("ASC 460"), as the guarantees above are performance guarantees for the Group's own performance, such guarantees are excluded from the scope of ASC 460. The Group has not recorded any liability for such amounts, since the Group expects that its performance will be acceptable. To date, no guarantees have ever been exercised against the Group.

NOTE 8:-	DERIVATIVE INSTRUMENTS

The following table details the fair value of derivative instruments in the consolidated balance sheet:

		Fair value of derivative instruments
		December 31,
	Balance sheet line item	2017	2016
Derivative:
Foreign exchange forward contracts / options (1)	Other current assets (liabilities)	$170	$(102)

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

During the years ended December 31, 2017, 2016 and 2015, the Company recognized net income (loss) related to the effective portion of its hedging instruments. The effective portion of the hedged instruments has been included as an offset (addition) of payroll expenses and other operating expenses in the consolidated statement of income (loss) in the following line items:

	Year ended December 31,
	2017	2016	2015

Cost of revenues of products	$158	$53	$(100)
Cost of revenues of services	82	24	(55)
Research and development, net	440	154	(291)
Selling and marketing	192	72	(180)
General and administrative	242	90	(187)

	$1,114	$393	$(813)

The ineffective portion of the hedged instrument which was recorded during the years ended December 31, 2017, 2016 and 2015, was immaterial and has been recorded as financial income (expenses). As of December 31, 2017 and 2016, the Company had outstanding forward contracts in the notional amount of $ 16,007 and $ 18,360, respectively.

NOTE 9:-	SHAREHOLDERS’ EQUITY

a.	Share capital:

1.	Ordinary shares confer upon their holders voting rights, the right to receive cash dividends and the right to share in excess assets upon liquidation of the Company.

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

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:-	SHAREHOLDERS’ EQUITY (Cont.)

b.	Stock option plans:

Description of plans:

In October 2008, the compensation stock option committee of the Company's Board of Directors approved the adoption of the 2008 Stock Incentive Plan (the "2008 Plan") with 1,000,000 shares or stock options available for grant and a sub-plan to enable qualified optionees certain tax benefits under the Israeli Income Tax Ordinance. Among the incentives that may be adopted are stock options, performance share awards, performance share unit awards, restricted shares, restricted share unit awards and other stock-based awards. In October 2010, April 2012, April 2015, April 2016, February 2017 and August 2017 the Company's Board of Directors approved, in the aggregate, a 4,572,000 shares increase in the number of shares available for grant under the 2008 Plan to a total of 5,572,000 shares available for future grants. As of December 31, 2017, an aggregate of 111,138 shares are still available for future grants under the 2008 Plan.

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

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:-	SHAREHOLDERS’ EQUITY (Cont.)

Options granted to employees:

The fair value of the Company's stock options granted to employees for the year ended December 31, 2017 was estimated using the following weighted average assumptions:

Year ended December 31,
2017

Risk free interest	1.66%-2.00%
Dividend yields	0%
Volatility	33%
Expected term (in years)	4.52

A summary of employee option balances under the 2008 Plan as of December 31, 2017 and changes during the year then ended are as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value (in thousands)

Outstanding at January 1, 2017	2,400,000	$5.0	4.4	$380
Granted	605,000	$5.8
Exercised	(136,500)	$5.0
Forfeited	(60,500)	$5.3

Outstanding at December 31, 2017	2,808,000	$5.2	4.0	$7,138

Exercisable at December 31, 2017	1,030,833	$5.1	3.0	$2,699

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:-	SHAREHOLDERS’ EQUITY (Cont.)

The weighted-average grant-date fair value of options granted to employees during the year ended December 31, 2017 was $ 1.57. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing stock price on the last trading day of the year 2017 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2017. These amounts change based on the fair market value of the Company's stock. Total intrinsic value of options exercised for the year ended December 31, 2017 was $ 134.

The outstanding and exercisable options granted to employees under the 2008 Plan as of December 31, 2017, have been separated into ranges of exercise price as follows:

	Options	Weighted		Options	Weighted
	outstanding	average	Weighted	exercisable	average exercise
Ranges of	as of	remaining	average	as of	price of
exercise	December 31,	contractual	exercise	December 31,	exercisable
price	2017	life (years)	price	2017	options

$3.14-4.62	310,000	3.7	$4.0	113,500	$3.8
$4.79-6.72	2,478,000	4.0	$5.3	917,333	$5.3
$8.14	20,000	5.9	$8.1	-	$-

	2,808,000	4.0	$5.2	1,030,833	$5.1

Restricted Share Units ("RSUs") granted to employees:

The fair value of RSUs is estimated based on the market value of the Company's stock on the date of the award.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:-	SHAREHOLDERS’ EQUITY (Cont.)

During 2017, the Company did not grant any RSUs. Previously granted RSUs vest over a four year period. The following table summarizes information regarding the number of RSUs issued and outstanding as of December 31, 2017and changes during the year then ended:

Employees:
	Year ended December 31,
	2017
	Number of RSUs	Weighted average grant date fair value

RSUs outstanding at the beginning of the year	8,100	$5.8
Vested	(8,100)	$5.8
Forfeited	-	-

RSUs outstanding at the end of the year	-	$-

                                    As of December 31, 2017, there were no outstanding RSUs.

Additional stock-based compensation data:

As of December 31, 2017, there was $ 1,886 of unrecognized compensation costs related to non-vested stock-based compensation arrangements granted to employees under the 2008 Plan. The cost related to employees is expected to be recognized over a weighted-average period of 2.69 years.

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

Generally, income of Israeli companies is subject to corporate tax. The corporate tax rate in Israel, effective as of January 1, 2018, is 23%, compared with 24% in 2017, 25% in 2016 and 26.5% in 2015.

2.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the "Law"):

Certain production facilities of the Company have been granted 'Benefitted Enterprise' status under the provision of the Law.

The Company was eligible under the terms of minimum qualifying investment and elected 2005 and 2011 as the Year of Election.

Income derived from Benefitted Enterprises is tax exempt for a period of two years out of the period of benefits. Based on the percentage of foreign shareholding in the Company, income derived during the remaining years of benefits is taxable at the rate of 10%-25%.

The period of benefits of the Benefitted Enterprises under the 2005 election expired on December 31, 2017, and under the 2011 election will expire in 2023. As of December 31, 2017, the Company did not generate income from the Benefitted Enterprises.

The Company does not expect to pay any cash dividends. In the event of distribution of dividends from the above mentioned tax exempt income, the amount distributed would be taxed at a corporate tax rate of 10% to 25%, depending on the level of foreign investment in the Company.

Income from sources other than a "Benefitted Enterprise" during the benefit period is subject to tax at the regular corporate tax rate (26.5% in 2015, 25% in 2016, 24% for 2017 and 23% effective as of January 1, 2018).

On January 1, 2011, new legislation that constitutes a major amendment to the Law was enacted (the "Amendment Legislation"). Under the Amendment Legislation, a uniform rate of corporate tax would apply to all qualified income of certain industrial companies, as opposed to the current law's incentives that are limited to income from "Benefitted Enterprises" during their benefits period. According to the Amendment Legislation, the uniform tax rate for 2014 and onwards is set at 9% in geographical areas in Israel designated as Development Zone A and 16% elsewhere in Israel. The profits of these Industrial Companies would be freely distributable as dividends, subject to a 20% withholding tax (or lower, under an applicable tax treaty). The Company is not located in Development Zone A.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-	TAXES ON INCOME (Cont.)

According to an Amendment from December 2016, a preferred enterprise located in Development Zone A will be subject to a tax rate of 7.5% instead of 9% effective from January 1, 2017 and thereafter (the tax rate applicable to preferred enterprises located in other areas remains at 16%).

Under the transitory provisions of the Amendment Legislation, the Company may elect whether to irrevocably implement the new law in its Israeli company while waiving benefits provided under the current law or keep implementing the current law during the next years. Changing from the current law to the new law is permissible at any stage.

The Amendment also prescribes special tax tracks for technological enterprises.
The new tax tracks under the Amendment are as follows:

Technological preferred enterprise - an enterprise for which total consolidated revenues of its parent company and all subsidiaries are less than NIS 10 billion. A technological preferred enterprise, as defined in the Law, which is located in the center of Israel will be subject to tax at a rate of 12% on profits deriving from intellectual property (in Development Zone A- a tax rate of 7.5%).

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

b.	Income taxes on non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed according to the tax laws in their respective domiciles of residence. The Company has not made any provisions relating to undistributed earnings of the Company's foreign subsidiaries since the Company has no current plans to distribute such earnings. If earnings are distributed to Israel in the form of dividends or otherwise, the Company may be subject to additional Israeli income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes. As of December 31, 2017, the amount of undistributed earnings of non-Israeli subsidiaries, which is considered indefinitely reinvested, was $2,828 with a corresponding unrecognized deferred tax liability of $390.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-	TAXES ON INCOME (Cont.)

On December 22, 2017, the U.S. Tax Cuts and Jobs Acts was enacted into law. The new legislation contains several key tax provisions that will impact the Company. Changes include, but are not limited to, a corporate tax rate decrease from 35% to 21% effective for tax years beginning after December 31, 2017, a one-time repatriation tax on accumulated foreign earnings, a limitation on the tax deductibility of interest expense, an acceleration of business asset expensing, and a reduction in the amount of executive pay that could qualify as a tax deduction. The lower corporate income tax rate will require the Company to remeasure its U.S. deferred tax assets and liabilities as well as reassess the realizability of its deferred tax assets and liabilities. ASC 740 requires the Company to recognize the effect of the tax law changes in the period of enactment. However, the SEC staff has issued SAB 118 which will allow the Company to record provisional amounts during a measurement period.

The Company has concluded that a reasonable estimate could be developed for the effects of the tax reform. However, due to the short time frame between the enactment of the reform and the year end, its fundamental changes, the accounting complexity, and the expected ongoing guidance and accounting interpretations over the next 12 months, the Company considers the accounting of the deferred tax remeasurement and other items to be incomplete. These effects have been included in the consolidated financial statements for the year ended December 31, 2017 as provisional amounts, which had no effect on the benefit from taxes on income due to the valuation allowance.

During the measurement period, the Company might need to reflect adjustments to the provisional amounts upon obtaining, preparing, or analyzing additional information about facts and circumstances that existed as of the enactment date that, if known, would have affected the income tax effects initially reported as provisional amounts.

The measurement period will end when the Company obtains, prepares, and analyzes the information needed in order to complete the accounting requirements under ASC Topic 740 or on December 22, 2018, whichever is earlier. The Company expects to complete its analysis within the measurement period in accordance with SAB 118.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-	TAXES ON INCOME (Cont.)

c.	Carryforward tax losses and credits:

As of December 31, 2017, the Company had operating loss carry forwards for Israeli income tax purposes of approximately $ 103,000, which may be offset indefinitely against future taxable income.

The Company's U.S. subsidiaries had carryforward tax losses of approximately $ 19,000 as of December 31, 2017. Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of Internal Revenue Code of 1986 and similar state provisions. The annual limitations may result in the expiration of net operating loss before utilization. In the U.S., carryforward tax losses can be utilized within 20 years.

The Group has carryforward tax losses relating to other subsidiaries in Europe and Latin America of approximately $ 6,000 (which can be utilized within 9 years) and $ 34,000 ($ 13,500 can be utilized within 4 years and $ 20,500 can be utilized indefinitely), as of December 31, 2017 respectively.

d.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Group’s deferred tax liabilities and assets are as follows:

		December 31,
		2017	2016
1.	Provided in respect of the following:

	Carryforward tax losses	$36,199	$39,734
	Property, equipment and intangibles	1,484	3,936
	Deferred revenues	2,224	902
	Research and development costs	1,716	2,228
	Other	10,154	6,328

	Gross deferred tax assets	51,777	53,128

	Valuation allowance	(44,882)	(48,225)

	Net deferred tax assets	6,895	4,903

	Gross deferred tax liabilities
	Property, equipment and intangibles	(3,098)	(4,839)
	Subsidy income	(3,093)	-
	Other	(829)	-

	Gross deferred tax liabilities	(7,020)	(4,839)

	Net deferred tax assets (liabilities)	$(125)	$64

2.	Deferred taxes are included in the consolidated balance sheets, as follows:

	Current assets	$-	$64
	Long term receivables	$861	$-
	Long term liabilities	$(986)	$-

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-	TAXES ON INCOME (Cont.)

3.
The Peruvian government awarded the Company's subsidiary in Peru ("the Subsidiary") the Regional FITEL Projects under four separate bids for the construction of fiber and wireless networks, operation of the networks for a defined period and their transfer to the government. The income derived from the construction of the project is an exempt subsidy, and therefore a significant uncertainty arises about the Subsidiary's eligibility to deduct certain construction costs incurred in generating the exempt income against future taxable income. Accordingly, as of December 31, 2017, the Company did not record deferred income taxes to reflect the total net tax effects of the potential temporary differences.

4.
As of December 31, 2017, the Group decreased the valuation allowance by $ 3,343, resulting from changes in temporary differences relating to property, equipment and intangibles and from carryforward tax losses. The Company provided valuation allowance for a significant portion of the deferred tax regarding the carryforwards losses and other temporary differences that management believes is not expected to be realized in the foreseeable future.

5.
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

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-	TAXES ON INCOME (Cont.)

e.	Reconciling items between the statutory tax rate of the Company and the actual taxes on income (tax benefit):

	Year ended December 31,
	2017	2016	2015
Income (loss) before taxes on income from continuing operations, as reported in the consolidated statements of income (loss)	$6,554	$(4,088)	$(50,944)

Statutory tax rate	24.0%	25.0%	26.5%

Theoretical taxes on income (tax benefit)	$1,573	$(1,022)	$(13,500)
Currency differences	(3,225)	(2,174)	1,709
Tax adjustment in respect of different tax rates and "Benefitted Enterprise" status	2,849	(5,580)	(131)
Changes in valuation allowance	(3,343)	11,832	6,273
Forfeiture of carryforward tax losses	622	261	929
Goodwill impairment	-	-	6,937
Exempt revenues - subsidy	(2,646)	(4,224)	(2,573)
U.S. Tax Cuts and Jobs Acts effect	2,138	-	-
Nondeductible expenses and other differences	1,785	2,159	1,546

	$(247)	$1,252	$1,190

f.	Taxes on income (tax benefit) included in the consolidated statements of income (loss):

	Year ended December 31,
	2017	2016	2015

Current	$(436)	$1,248	$1,189
Deferred	189	4	1

	$(247)	$1,252	$1,190

Domestic	$768	$555	$679
Foreign	(1,015)	697	511

	$(247)	$1,252	$1,190

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-	TAXES ON INCOME (Cont.)

g.	Income (loss) before taxes on income (tax benefit) from continuing operations:

	Year ended December 31,
	2017	2016	2015

Domestic	$1,289	$(8,056)	$(12,273)
Foreign	5,265	3,968	(38,671)

	$6,554	$(4,088)	$(50,944)

h.	Accounting for uncertainty in income taxes:

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	December 31,
	2017	2016

Balance at beginning of year	$776	$871
Settlements with tax authorities	(718)	-
Reductions for prior years' tax position	(58)	(95)
Additions for prior years' tax position	129	-

Balance at the end of year	$129	$776

The unrecognized tax benefits include accrued penalties and interest of $ 107 and $ 304 as of December 31, 2017 and 2016, respectively. During the years ended December 31, 2017, and 2016, the Group recorded income (expenses) of $ 197 and $ (54) on the reversal of penalties and interest, respectively.

The Group does not expect a reversal of unrecognized tax benefits in the next 12 months.

The Company and its subsidiaries file income tax returns in Israel and in other jurisdictions of its subsidiaries. The Company's tax assessments through 2014 are considered final. As of December 31, 2017, the tax returns of the Company and its main subsidiaries are still subject to audits by the tax authorities for the tax years 2010 through 2016.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	SUPPLEMENTARY CONSOLIDATED BALANCE SHEET INFORMATION

a.	Trade receivables, net:

	December 31,
	2017	2016

Billed	$55,295	$57,320
Unbilled *)	57,443	41,713

	112,738	99,033
Less - Allowance for doubtful accounts	(3,896)	(9,656)

	$108,842	$89,377

*)
The unbilled amount was recognized based on the progress of the construction phase of a large-scale project in Peru (the "Project"). As part of the construction phase, the Company's subsidiary in Peru deploys fiber and wireless networks in rural areas. The Project is accounted as a Production-Type Contract using the percentage-of-completion method. The unbilled amount, for which the Company has enforceable rights, will become due at the time the payment milestones under the contract are reached. The milestone occurs upon the completion of certain objective, representing the progress of the project, which vary between the different areas and type of networks. Subsequent to the balance sheet date and as of the date of this report, the Company received payments in an aggregate amount of $ 28,616 with respect to the Project.

b.	Other current assets:

	December 31,
	2017	2016

Governmental authorities	$7,468	$6,184
Prepaid expenses	4,220	3,784
Deferred charges	7,100	3,817
Employees	39	90
Grants receivable	-	276
Advance payments to suppliers	1,136	1,824
Derivative instruments	170	-
Deferred taxes	-	64
Other	1,553	978

	$21,686	$17,017

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	SUPPLEMENTARY CONSOLIDATED BALANCE SHEET INFORMATION (Cont.)

c.	Other current liabilities:

	December 31,
	2017	2016

Payroll and related employee accruals	$14,644	$10,971
Derivative instruments	-	103
Government authorities	2,206	585
Other	3,194	2,187

	$20,044	$13,846

d.          Long-term loans:

		Interest rate for			December 31,
		2017	2016		2017	2016
	Linkage	%		Maturity

Loans from banks:
(a)	U.S. dollars	4.77	4.77	2021	$16,000	$20,000
(b)	Euro	EURIBOR +2.75	EURIBOR +2.75	2020	1,061	1,458
(c)	Euro	-	6.0	2017	-	91

					17,061	21,549
Less - current maturities					4,479	4,617

					$12,582	$16,932

(a)
The Company entered into a loan agreement with an Israeli bank. The loan is secured by a floating charge on the assets of the Company, and is further secured by a fixed pledge (mortgage) on the Company's real estate in Israel. In addition, there are financial covenants associated with the loan. As of December 31, 2017 the Company is in compliance with these covenants.

(b)	A Dutch subsidiary of the Company entered into a mortgage and loan agreement with a German bank. The amount of the mortgage is collateralized by the subsidiary's facilities in Germany.
(c)	Raysat BG entered into a mortgage business loan with a Bulgarian bank. The amount of the mortgage is collateralized by Raysat BG’s building in Bulgaria. The loan was fully repaid during 2017.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	SUPPLEMENTARY CONSOLIDATED BALANCE SHEET INFORMATION (Cont.)

e.	Long-term debt maturities for loans after December 31, 2017, are as follows:

Year ending December 31,

2018	$4,479
2019	4,479
2020	4,103
2021	4,000

$17,061

Interest expenses on the long-term loans amounted to $ 822, $ 1,066 and $ 1,237 for the years ended December 31, 2017, 2016 and 2015, respectively.

f.	Other long-term liabilities:

	December 31,
	2017	2016

Long-term tax accrual	$22	$776
Long-term deferred taxes	986	-
Other	-	1,505

	$1,008	$2,281

NOTE 12:-	SELECTED CONSOLIDATED STATEMENTS OF INCOME (LOSS) DATA

a.          Financial expenses, net:

	Year ended December 31,
	2017	2016	2015

Income:

Interest on cash equivalents, bank deposits and restricted cash	$447	$1,027	$549
Other	355	81	-

	802	1,108	549
Expenses:

Interest with respect to bank credit, loans and other	844	1,098	1,539
Exchange rate differences	226	452	3,887
Bank charges	3,857	4,323	2,344
Other	182	78	22

	5,109	5,951	7,792

Total financial expenses, net	$4,307	$4,843	$7,243

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	SELECTED CONSOLIDATED STATEMENTS OF INCOME (LOSS) DATA (Cont.)

 b.         Earnings (loss) per share:

The following table sets forth the computation of basic and diluted net earnings (loss) per share:

1.	Numerator:

	Year ended December 31,
	2017	2016	2015
Numerator for basic and diluted earnings (loss) per share -
Net income (loss) available to holders of Ordinary shares:
From continuing operations	$6,801	$(4,837)	$(52,134)
From discontinued operations	-	-	(200)

	6,801	(4,837)	(52,334)

2.	Denominator (number of shares in thousands):

Denominator for basic net loss per share -
Weighted average number of shares	54,681	51,970	45,026
Add-employee stock options	171	*) -	*) -

Denominator for diluted net earnings (loss) per share - adjusted weighted average shares assuming exercise of options	54,852	51,970	45,026

*)	Anti-dilutive.

The earnings (loss) per share for the year ended December 31, 2015 was adjusted, following the rights offering that the Company consummated in March 2016.

NOTE 13:-	CUSTOMERS, GEOGRAPHIC AND SEGMENT INFORMATION

The Company applies ASC 280, "Segment Reporting" ("ASC 280"). Segments are managed separately and can be described as follows:

The Company's business is managed and reported as three separate reportable segments, comprised of the Company's named Commercial, Mobility and Services division:

•
Commercial division - provides advanced fixed satellite networks, satellite communication systems, small cell solutions and associated professional services and comprehensive turnkey solutions and fully managed satellite services solutions. Customers are service providers, satellite operators, mobile network operators, or MNOs, telecommunication companies, or Telcos, and large enterprises worldwide. The division focuses on high

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-	CUSTOMERS, GEOGRAPHIC AND SEGMENT INFORMATION (Cont.)

•
throughput satellites, or HTS, opportunities worldwide, with focus on cellular backhaul, and are driving meaningful partnerships with satellite operators to leverage the Company’s technology and breadth of services to deploy and operate the ground segment.

•
Mobility division – provides advanced, satellite communication on the move systems, including airborne, maritime and ground-mobile satellite systems and solutions.  Customers are service providers, system integrators, defense and homeland security organizations, as well as other commercial entities worldwide. The division provides solutions for land, sea and air connectivity, while placing major focus on the high-growth market of In-Flight Connectivity, or IFC, with its unique leading technology. The division’s portfolio comprises high-speed modems, high performance on-the-move antennas and high efficiency, high power SSPAs and BUCs.

•
Services division – provides managed network and services for rural broadband access through the Company’s subsidiaries. The Company’s connectivity solutions have been implemented in large and national scale projects. The division’s satellite and terrestrial networks provide broadband internet and telephony services to thousands of rural communities and schools. The Company's turnkey solutions start with supplying network infrastructure, continue through ensuring high-quality, reliable connectivity and include full network support and maintenance, as well as support for applications that run on the installed network.

a.	Information on the reportable segments:

1.	The measurement of the reportable operating segments is based on the same accounting principles applied in these financial statements which includes certain corporate overhead allocations.

2.	Financial data relating to reportable operating segments:

	Year ended December 31, 2017
	Commercial	Mobility	Services	Total

Revenues	$83,866	$88,397	$110,493	$282,756
Cost of revenues	53,447	46,493	100,321	200,261

Gross profit	30,419	41,904	10,172	82,495

Research and development, net	12,172	15,842	-	28,014
Selling and marketing	16,925	5,782	1,052	23,759
General and administrative	6,016	6,326	7,519	19,861

Operating income (loss)	(4,694)	13,954	1,601	10,861
Financial expenses, net				4,307
Income before taxes				6,554
Taxes on income (benefit)				(247)
Net income				6,801

Depreciation and amortization expenses	$3,600	$7,902	$1,638	$13,140

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-	CUSTOMERS, GEOGRAPHIC AND SEGMENT INFORMATION (Cont.)

	Year ended December 31, 2016
	Commercial	Mobility	Services	Total

Revenues	$94,001	$62,911	$122,639	$279,551
Cost of revenues	57,403	40,962	105,696	204,061

Gross profit	36,598	21,949	16,943	75,490

Research and development, net	12,599	12,254	-	24,853
Selling and marketing	17,153	5,483	775	23,411
General and administrative	10,657	9,138	6,676	26,471

Operating income (loss)	(3,811)	(4,926)	9,492	755
Financial expenses, net				(4,843)
Loss before taxes				(4,088)
Taxes on income				1,252
Loss				(5,340)

Depreciation and amortization expenses	$4,467	$7,530	$1,111	$13,108

	Year ended December 31, 2015
	Commercial	Mobility	Services	Total

Revenues	$100,935	$41,112	$55,496	$197,543
Cost of revenues	63,425	30,715	49,178	143,318
Impairment of long-lived assets	-	-	10,137	10,137

Gross profit (loss)	37,510	10,397	(3,819)	44,088

Research and development, net	14,175	8,237	-	22,412
Selling and marketing	16,839	6,947	1,037	24,823
General and administrative	6,622	6,271	5,751	18,644
Restructuring costs	1,078	421	9	1,508
Goodwill impairment	-	20,402	-	20,402

Operating loss	(1,204)	(31,881)	(10,616)	(43,701)
Financial expenses, net				(7,243)
Loss before taxes				(50,944)
Taxes on income				1,190
Loss from continuing operations				(52,134)
Loss from discontinued operations				(200)
Loss				(52,334)

Depreciation and amortization expenses	$4,546	$7,322	$3,204	$15,072

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-	CUSTOMERS, GEOGRAPHIC AND SEGMENT INFORMATION (Cont.)

b.	Revenues by geographic areas:

Following is a summary of revenues by geographic areas. Revenues attributed to geographic areas, based on the location of the end customers and in accordance with ASC 280, are as follows:

	Year ended December 31,
	2017	2016	2015

Latin America	$132,134	$143,491	$100,443
APAC	34,586	47,094	47,843
North America	73,921	54,728	28,242
EMEA	42,115	34,238	21,015

	$282,756	$279,551	$197,543

c.	Revenues from a major Services division customer located in Peru accounted for 28%, 34% and 11% of the total consolidated revenues for the years ended December 31, 2017, 2016 and 2015, respectively.

d.	The Group's long-lived assets are located as follows:

Property and Equipment, net:

	December 31,
	2017	2016

Israel	$62,606	$62,648
Latin America	5,000	5,740
United States	3,733	1,705
Europe	9,426	9,641
Other	1,481	1,103

	$82,246	$80,837

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-	CUSTOMERS, GEOGRAPHIC AND SEGMENT INFORMATION (Cont.)

e.
Commencing on the first quarter of 2018, in order to more accurately reflect the Company's management focus, organizational alignment, customer base and end markets, the Company will operate in three new business segments, as follows:

•
Fixed Networks includes broadband satellite network equipment including the Company’s cellular backhaul solutions and services for Telcos, as well as its products and solutions for enterprises, consumers and governments worldwide, which are currently under the Commercial division. In addition, it includes the Company's network operation and managed services activity in Peru and Colombia, which are currently part of the Services division.

•
Mobility Solutions (previously named Mobility division) will remain intact and will continue to include satellite communication equipment for on-the-move satellite communications including the Company’s In Flight Connectivity (“IFC”) activity as well as its defense and homeland security activities.

•	Terrestrial Infrastructure Projects includes the Company's construction of fiber network in Peru, which is currently part of the Services division.

The above changes in the Company's reportable segments will have no effect on the goodwill assignment among the divisions.

NOTE 14:-	RELATED PARTY BALANCES AND TRANSACTIONS

a.
The Company entered into a number of agreements for the purchase of infrastructure, construction and services from C. Mer Industries Ltd. ("C. Mer"), a publicly traded company in Israel (TASE). The Company's controlling shareholder, Fimi Opportunity Funds (“Fimi”), holds approximately 36.6% of C. Mer's share capital.

b.
In December 2015 the Company entered into a memorandum of understanding with Orbit Communication Systems, (“Orbit”), a publicly traded company (TASE), for development and manufacture of antenna for an aggregate amount of approximately $ 1,750. The memorandum specifies prices per additional product units ordered in the future by the Company. In August 2017, FIMI acquired approximately 33.5% of Orbit’s share capital and representatives of FIMI serve on Orbit’s board of directors. Transactions with Orbit are presented for the period starting August 2017.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-	RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

c.	Transactions with the related parties:

	Year ended December 31,
	2017	2016	2015

Cost of revenues of products	$5,706	$10,978	$2,915

Research and development	$25	$-	$-

Purchase of property and equipment	$100	$-	$-

d.	Balances with the related parties:

	December 31,
	2017	2016

Accrued expenses	$3,331	$3,080

Trade payables	$1,220	$5,022