Form 20-F
period 2018-12-31
GILAT SATELLITE NETWORKS LTD
filed 2019-03-18
CIK 897322

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐          REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒          ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

Yael Shofar, Adv.
 General Counsel
Gilat Satellite Networks Ltd.
Gilat House, 21 Yegia Kapayim Street,
 Kiryat Arye, Petah Tikva, 4913020 Israel
Tel: +972 3 929 3020
 Fax: +972 3 925 2945
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

55,176,107 Ordinary Shares, NIS 0.20 nominal value per share
(as of December 31, 2018)

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012

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

Yes ☐          No ☒

This report on Form 20-F is being incorporated by reference into our Registration Statements on Form S-8 (Registration Nos., 333-180552, 333-187021, 333-204867, 333-210820, 333-217022, 333-221546 and 333-223839).

INTRODUCTION

We are a leading global provider of satellite-based broadband communications. We design and manufacture ground-based satellite communications equipment and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Our portfolio comprises a cloud- based satellite network platform, Very Small Aperture Terminals, or VSATs, amplifiers, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid State Amplifiers, or SSPAs and Block Upconverters, or BUCs. Our comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, or IFC, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. We have a large installed base, having sold over 1.5 million satellite terminals spanning approximately 90 countries and currently have over 500 active networks.

In addition to developing and marketing ground-based satellite communications equipment, we provide managed network and services through terrestrial and satellite networks. We have proven experience in delivering complex projects and services worldwide. We offer complete turnkey integrated solutions including:

•	fully managed satellite network services solutions, including services over our own networks;
•	network planning and optimization;
•	provision of satellite capacity;
•	remote network operation;
•	call center support;
•	hub and field operations; and
•	construction and installation of communication networks, typically on a Build, Operate and Transfer, or BOT, contract basis.

In these BOT projects, we build telecommunication infrastructure typically using fiber-optic and wireless technologies for broadband connectivity.

We have a large installed base, having sold over 1.5 million satellite terminals spanning approximately 90 countries and currently have over 500 active networks.

We have 20 sales and support offices worldwide, four Network Operation Centers, or NOCs, and five R&D centers. Our products are sold to communication service providers and operators that use satellite communications to serve enterprise, government and residential users, to mobile network operators and to system integrators that use our technology. Our solutions and services are also sold to defense and homeland security organizations. In addition, we provide services directly to end-users in various market segments, including in certain countries in Latin America.

Prior to 2018, we operated in three business segments, comprised of our Commercial, Mobility and Services divisions. Commencing in 2018, in order to more accurately reflect management’s focus, organizational alignment, our customer base and end markets, we operate in three new business segments, as follows:

•
Fixed Networks provides advanced fixed broadband satellite communication networks, satellite communication systems and associated professional services and comprehensive turnkey solutions and fully managed satellite network services solutions. Our customers are service providers, satellite operators, mobile network operators, or MNOs, telecommunication companies, or Telcos, and large enterprises, consumers and governments worldwide. In addition, it includes our network operation and managed satellite network services solutions in Peru and Colombia. We focus on high throughput satellites, or HTS, opportunities worldwide, with focus on cellular backhaul, and are driving meaningful partnerships with satellite operators to leverage our technology and breadth of services to deploy and operate the ground-based satellite communication networks.

•
Mobility Solutions provides advanced on-the-move satellite communications equipment, systems and solutions, including airborne, maritime and ground-mobile satellite systems and solutions. This segment provides solutions for land, sea and air connectivity, while placing major focus on the high-growth market of In-Flight Connectivity, or IFC, with our unique leading technology as well as defense and homeland security activities. Our product portfolio comprises of high-speed modems, high performance on-the-move antennas and high efficiency, high power SSPAs and BUCs. Our customers are service providers, system integrators, defense and homeland security organizations, as well as other commercial entities worldwide.

•	Terrestrial Infrastructure Projects provides network infrastructure construction, of the Fondo De Inversion En Telecomunicaciones, or FITEL, fiber and microwave network in Peru.

We have retrospectively revised our segment information for the years ended December 31, 2017 and 2016 to conform to the new business segments presentation.

Our ordinary shares are traded on the NASDAQ Global Select Market under the symbol “GILT” and on the Tel Aviv Stock Exchange, or the TASE. As used in this annual report, the terms “we”, “us”, “Gilat” and “our” mean Gilat Satellite Networks Ltd. and its subsidiaries, unless otherwise indicated.

The marks “Gilat®”, “SkyEdge®”, “Wavestream®”, “AeroStream™”, “Raysat®”, “SatTrooperTM”, “SatRangerTM” and “Spatial AdvantEdge™” and other marks appearing in this annual report on Form 20-F marked with “®” or “™” are trademarks of our company and its subsidiaries.  Other trademarks appearing in this Annual Report on Form 20-F are owned by their respective holders.

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

TABLE OF CONTENTS

PART I	1
ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	1
ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE	1
ITEM 3: KEY INFORMATION	1
A. Selected Consolidated Financial Data	1
B. Capitalization and Indebtedness	2
C. Reasons for the Offer and Use of Proceeds	2
D. Risk Factors	2
ITEM 4: INFORMATION ON THE COMPANY	24
A. History and Development of the Company	24
B. Business Overview	25
C. Organizational Structure	41
D. Property, Plants and Equipment	41
ITEM 4A: UNRESOLVED STAFF COMMENTS	41
ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS	41
A. Operating Results	41
B. Liquidity and Capital Resources	54
C. Research and Development	55
D. Trend Information	56
E. Off-Balance Sheet Arrangements	57
F. Tabular Disclosure of Contractual Obligations	58
ITEM 6: DIRECTORS AND SENIOR MANAGEMENT	58
A. Directors and Senior Management	58
B. Compensation of Directors and Officers	62
C. Board Practices	65
D. Employees	73
E. Share Ownership	74
ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	75
A. Major Shareholders	75
B. Related Party Transactions.	77
C. Interests of Experts and Counsel.	77
ITEM 8: FINANCIAL INFORMATION	77
A. Consolidated Statements	77
B. Significant Changes	78
ITEM 9: THE OFFER AND LISTING	79
A. Offer and Listing Details	79
B. Plan of Distribution	79
C. Markets	79
D. Selling Shareholders	79
E. Dilution	79
F. Expense of the Issue	79
ITEM 10: ADDITIONAL INFORMATION	79
A. Share Capital	79
B. Memorandum and Articles of Association	79
C. Material Contracts	84
D. Exchange Controls	84
E. Taxation	85
F. Dividend and Paying Agents	93
G. Statement by Experts	93
H. Documents on Display	93
I. Subsidiary Information	94
ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT ARKET RISK	94
ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	95

v

PART I

ITEM 1:	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

ITEM 2:	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3:	KEY INFORMATION

A.	Selected Consolidated Financial Data

 The selected consolidated statement of operations data set forth below for the years ended December 31, 2018, 2017 and 2016, and the selected consolidated balance sheet data as of December 31, 2018 and 2017 are derived from our audited consolidated financial statements that are included elsewhere in this Annual Report. These financial statements have been prepared in accordance with U.S. GAAP. The selected consolidated statement of operations data set forth below for the years ended December 31, 2015 and 2014 and the selected consolidated balance sheet data as of December 31, 2016, 2015 and 2014 are derived from our audited consolidated financial statements that are not included in this Annual Report.

The selected consolidated financial data set forth below should be read in conjunction with and is qualified entirely by reference to Item 5: “Operating and Financial Review and Prospects” and the Consolidated Financial Statements and Notes thereto included in Item 18 in this Annual Report on Form 20-F.

Statement of Operations Data for Year ended December 31,

	2018	2017	2016	2015	2014
	U.S. dollars in thousands, except for share data
Revenues:
Products	173,966	214,522	214,291	128,970	157,531
Services	92,425	68,234	65,260	68,573	77,602
Total	266,391	282,756	279,551	197,543	235,133
Cost of revenues:
Products	121,147	153,167	162,563	94,683	106,905
Services	51,207	47,094	41,498	48,635	44,593
Impairment of long lived assets	-	-	-	10,137	-
Total Cost of revenues	172,354	200,261	204,061	153,455	151,498
Gross profit	94,037	82,495	75,490	44,088	83,635
Operating expenses:
Research and development, net	33,023	28,014	24,853	22,412	25,158
Selling and marketing	22,706	23,759	23,411	24,823	32,537
General and administrative	17,024	19,861	26,471	18,644	20,903
Restructuring costs	-	-	-	1,508	-
Goodwill impairment	-	-	-	20,402	-
Total Operating expenses	72,753	71,634	74,735	87,789	78,598
Operating income (loss)	21,284	10,861	755	(43,701)	5,037
Financial expenses, net	4,298	4,307	4,843	7,243	3,837
Income (loss) before taxes on income	16,986	6,554	(4,088)	(50,944)	1,200
Taxes on income (tax benefit)	(1,423)	(247)	1,252	1,190	1,901
Net income (loss) from continuing operations	18,409	6,801	(5,340)	(52,134)	(701)
Loss from discontinued operations (1)	-	-	-	(200)	(795)
Net income (loss)	18,409	6,801	(5,340)	(52,334)	(1,496)

Net income (loss) per share (basic) from continuing operations (2)	0.34	0.12	(0.10)	(1.16)	(0.02)
Net income (loss) per share (diluted) from continuing operations (2)	0.33	0.12	(0.10)	(1.16)	(0.02)
Loss per share (basic and diluted) from discontinued operations (2)	-	-	-	-	(0.02)
Net income (loss) per share (basic) (2)	0.34	0.12	(0.10)	(1.16)	(0.04)
Net income (loss) per share (diluted) (2)	0.33	0.12	(0.10)	(1.16)	(0.04)

Balance Sheet Data as of December 31,

	2018	2017	2016	2015	2014
	U.S. dollars in thousands

Working capital	105,765	92,035	92,609	60,529	66,588
Total assets	394,747	391,556	383,198	370,833	364,908
Short‑term bank credit and loans and current maturities	4,458	4,479	4,617	11,542	20,452
Long term loan, net of current maturities	8,098	12,582	16,932	21,493	26,271
Other long-term liabilities	7,229	9,007	9,766	11,484	13,336
Shareholders’ equity	239,072	218,322	209,826	178,082	225,139

(1)	In December 2013, we sold Spacenet Inc., a provider of managed network communications services utilizing satellite wireline and wireless networks and associated technology.
(2)	The loss per share for the years ended December 31, 2015 and 2014 was adjusted, following the rights offering that the Company concluded in March 2016.
(3)
On January 1, 2018, we adopted the new revenue standards (Topic 606) using a modified retrospective method with the cumulative effect recognized in the accumulated deficit as of December 1, 2018. The consolidated financial statements for the year ended December 31, 2018 are reported under Topic 606, whereas the consolidated financial statements for 2017 and prior years are reported under Topic 605. See Note 2z, “Recently Adopted Accounting Pronouncements" to the consolidated financial statements for more details.

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

Risks Relating to Our Business

A significant portion of our revenue in 2018 was attributable to a limited number of large scale customers.

We depend on several large-scale contracts for a significant percentage of our revenues. In 2018, a significant portion of our revenue was attributable to our contracts with a large U.S. system integrator, with the Colombian Ministry of Information Technologies and Communications, or Ministry of ITC, and with a Peruvian governmental authority with respect to six regions in Peru, or the FITEL Regional Projects, as well as with an additional large service provider. The agreement with our U.S. system integrator customer accounted for approximately 15% of our revenue in the year ended December 31, 2018 and was with our U.S. based subsidiary, Wavestream Corporation, or Wavestream. The agreement with the Ministry of ITC accounted for approximately 13% of our revenue in the year ended December 31, 2018. The agreement was signed in 2013 with our subsidiary, Gilat Colombia S.A. E.S.P., or Gilat Colombia, and was extended several times for additional periods, with the last extension ending in the second quarter of 2019, and is expected to generate (from its initiation and including all extensions) aggregate revenues of approximately 312 billion Colombian Pesos (approximately $103 million). The FITEL Regional Projects accounted for approximately 10% of our revenue in the year ended December 31, 2018. The FITEL Regional Projects were awarded to us in 2015 and in 2018, and during their terms are expected to generate $393 million and $154 million in revenues respectively. The expected duration of the 2015 FITEL Regional Projects was significantly prolonged from their scheduled delivery dates due to continued delays in the construction phase, and is expected to continue for approximately 14-15 years. See Item 4.B. – “Information on the Company – Business Overview – Terrestrial Infrastructure Projects – Overview”. If we fail to deliver in a timely manner upon any of our large contracts or if FITEL or the U.S. system integrator customer were to terminate their existing contracts with us or substantially reduce the services or quantity of products they purchase from us, our revenues and operating results could be materially adversely affected.

Our failure to deliver upon our large-scale projects in an economical or a timely manner, or a delay in collection of payments due to us in connection with any such large-scale project could have a significant adverse impact on our operating results.

We have been awarded a number of large-scale projects by our customers, including foreign governments, such as the Peruvian FITEL Regional Projects in 2015 and in 2018, and contracts with a U.S. system integrator and a large service provider. While we have successfully implemented large-scale network infrastructure projects and operations in rural areas, the FITEL Regional Projects as well as other projects are complex and require cooperation of third parties. A failure to execute these projects in an economical manner within the projects’ budgets and schedules could result in significant penalties, impact our ability to receive and recognize the expected revenues, and cause us losses, which would significantly adversely impact our operating results. The expected duration of the 2015 FITEL Regional Projects was significantly prolonged from their scheduled delivery dates, due to continued delays in the construction phase and is expected to continue for approximately 14-15 years. As a result, our revenues and collection from these 2015 FITEL Regional Projects were delayed and therefore were less than initially expected in 2018. Such delays also increased our expenses which adversely impacted our operating results in 2018. Failure to complete the projects in a timely manner and pursuant to the updated schedule , will have a significant adverse effect on our business and financial results.

Additionally, the delivery of our large-scale projects requires us to invest significant funds in order to obtain bank guarantees and requires us to incur significant expenses before we receive full payment from our customers.

In the past, we incurred major losses and we may not be able to continue to operate profitably in the future.

We reported an operating profit of $21.3 million and net income from continuing operations of $18.4 million in the year ended December 31, 2018, an operating profit of $10.9 million and net income from continuing operations of $6.8 million in the year ended December 31, 2017 and operating profit of $0.8 million and a loss from continuing operations of $5.3 million in the year ended December 31, 2016. We also incurred major losses in years prior to fiscal 2016 and as of December 31, 2018 have an accumulated deficit of $683 million. We cannot assure you that we can operate profitably in the future. If we do not continue to operate profitably, our share price will decline and the viability of our company will be in question.

Our available cash balance may decrease in the future if we cannot generate cash from operations.

Our cash, cash equivalents and restricted cash as of December 31, 2018 were $104.2 million compared to $86.8 million as of December 31, 2017.  Our positive cash flow (including restricted cash) from operating activities was approximately $32 million in the year ended December 31, 2018 compared to negative cash flow from operating activities of $17.2 million in the year ended December 31, 2017 and negative cash flow of $36.9 million in the year ended December 31, 2016. If we do not generate sufficient cash from operations in the future, including from our large-scale projects, our cash balance will decline and the unavailability of cash could have a material adverse effect on our business, operating results and financial condition.

The delivery of our large-scale projects requires us to invest significant funds in order to obtain bank guarantees and may require us to incur significant expenses before we receive full payment from our customers. This applies mainly to the FITEL Regional Projects awarded to us in 2015 and in 2018, which are expected to generate $393 million and $154 million in revenues respectively, over a period of 13-15 years. We have used the advance payment received from FITEL as well as internal cash resources in order to finance the FITEL Regional Projects. We have used surety bonds and our internal resources in order to provide the required bank guarantees for the FITEL Regional Projects, which were approximately $127.2 million in the aggregate as of December 31, 2018. If we fail to obtain the necessary funding or if we fail to obtain such funds on favorable terms, we will not be able to meet our commitments and our cash flow and operational results may be adversely affected.

If the satellite communications markets fail to grow, our business could be materially harmed.

A number of the markets for our products and services in the satellite communications area, including high throughput satellite and commercial on the move products, have emerged in recent years. In addition, over the next few years the market is expected to move towards non-geostationary orbits, or NGSO, constellation networks and this may reduce interest and investments in geostationary satellite technology and services. Because these markets are constantly changing, it is difficult to predict the rate at which these markets will grow or decline. We also believe that there are many companies that are seeking ways to improve the ability of existing terrestrial infrastructure, such as fiber optic cable and point-to-point microwave, to transmit signals. Any significant improvement or increase in the amount of terrestrial capacity, particularly with respect to the existing fiber optic cable infrastructure and point-to-point microwave, may cause our fixed networks customers to shift their transmissions to terrestrial capacity or make it more difficult for us to obtain new customers. If fiber optic cable networks or other terrestrial-based high-capacity transmission systems are available to service a particular point, that capacity, when available, is generally less expensive than satellite capacity. As terrestrial-based telecommunications services expand, demand for some fixed satellite-based services may be reduced.

If the markets for commercial satellite communications products fail to grow, or if we fail to penetrate the NGSO market operating in low or medium earth orbits networks, or LEO/MEO, our business could be materially harmed. Conversely, growth in these markets could result in satellite capacity limitations which in turn could materially harm our business and impair the value of our shares. Specifically, we derive most of our revenues from sales of satellite based communications networks and related equipment and provision of services related to these networks and products a significant decline in this market or the replacement of VSAT and other satellite based technologies by an alternative technology could materially harm our business and impair the value of our shares.

Because we compete for large‑scale contracts in competitive bidding processes, losing a small number of bids or a decrease in the revenues generated from our large-scale projects could have a significant adverse impact on our operating results.

A significant portion of our revenues is derived from large-scale contracts that we are awarded from time to time in competitive bidding processes. The bidding process sometimes requires us to make significant investments upfront, while the final award is not assured. These large‑scale contracts sometimes involve the installation of thousands of VSATs or massive fiber-optic transport and access networks or production of customized products. The number of major bids for these large‑scale contracts for satellite-based networks and massive telecommunications infrastructure projects in any given year is limited and the competition is intense. Losing or defaulting on a relatively small number of bids each year could have a significant adverse impact on our operating results.

A large portion of our large-scale contracts are with governments or large governmental agencies in Latin America and any volatility in the political or economic climate or any unexpected unilateral termination or suspension of payments could have a significant adverse impact on our business.

In March and December 2015, the Peruvian government awarded us the FITEL Regional Projects under four separate bids for the construction of networks, operation of the networks for a defined period and their transfer to the government. In 2018, we were awarded two additional FITEL Regional Projects. These awards are expected to generate in the aggregate revenues of $547 million over a period of 13-15 years. The project with the Ministry of ITC that was awarded in December 2013 was extended several times for additional periods, with the last extension ending in the second quarter of 2019. The total amount of revenue expected to be generated from this contract, from its initiation and including all its extensions, is approximately 312 billion Colombian Pesos (approximately $103 million).

Agreements with the governments in these countries typically include unilateral early termination clauses and involve other risks such as the imposition of new government regulations and taxation that could pose additional financial burdens on us. Changes in the political or economic situation in these countries can result in the early termination of our business there. Any termination of our business in any of the aforementioned countries could have a significant adverse impact on our business. See Item 4.B. – “Information on the Company – Business Overview – Terrestrial Infrastructure Projects – Overview”.

We submit bids on large-scale contracts through regulated bid processes with governments and large governmental agencies and our awards can be challenged by losing parties. If successful, such challenges could significantly adversely affect our business and financial results.

Our awards in bids submitted to governments and large governmental agencies can be challenged by losing parties, and if such challenges succeed our financial results will be adversely affected. In 2018, we were awarded two additional FITEL Regional Projects in Peru, with expected revenues of approximately $154 million over approximately 13-15 years. The losing bidder consortium, which was disqualified by the bid issuer, applied for cancellation of the bid and obtained a preliminary injunction against the award. This matter is currently pending a judicial decision. Based on advice of counsel, we believe that the appeal’s chances of success are remote, yet if successful it could significantly adversely affect our business and financial results.

Some of our large-scale customers are highly leveraged and if any of them encounters financial difficulties, this could have a significant adverse effect on our business and financial results.

Some of our current and potential customers, including large-scale customers who contribute significantly to our profitability, are highly leveraged. If a major customer encounters financial difficulty, our business and operating results may be adversely affected and we may find it difficult to collect outstanding receivables. As an example, in June 2016, our customer, Oi SA, filed for judicial reorganization in a bankruptcy petition in Brazil. Collection of any outstanding amounts due to us prior to the petition is subject to implementation of the creditor arrangements which includes a discount on the amounts due us.

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

In particular, we recognize revenues generated from the FITEL Regional Projects using the percentage-of-completion method. Under this method, estimated revenue is recognized by applying the percentage of completion of the contract for the period (based on the ratio of costs incurred to total estimated costs of the contract) to the total estimated revenue for the contract. As a result, revisions made to the estimates of revenues and profits are recorded in the period in which the conditions that require such revisions become known and can be estimated. Although we believe that our profit margins are fairly stated and that adequate provisions for losses for fixed-price contracts are recorded in the financial statements, as required under U.S. GAAP, we cannot assure you that our contract profit margins will not decrease or that any loss provisions will not increase materially in the future.

Tax authorities may disagree with our intercompany charges, cross-jurisdictional transfer pricing or other matters and assess additional taxes.

We are subject to income taxation in the United States, Israel and numerous other jurisdictions. Determining our provision for income taxes requires significant management judgment. In addition, our provision for income taxes could be adversely affected by many factors, including, among other things, changes to our operating structure, changes in the amounts of earnings in jurisdictions with different statutory tax rates, changes in the valuation of deferred tax assets and liabilities and changes in tax laws. We are subject to ongoing tax examinations in various jurisdictions. Tax authorities may disagree with our intercompany charges, cross-jurisdictional transfer pricing or other matters and assess additional taxes. While we regularly evaluate the likely outcomes of these examinations to determine the adequacy of our provision for income taxes, there can be no assurance that the outcomes of such examinations will not have a material impact on our results of operations and cash flows. In addition, we may be audited in various jurisdictions, and such jurisdictions may assess additional taxes against us. Although we believe our tax estimates are reasonable, the final determination of any tax audit or litigation could be materially different from our historical tax provisions and accruals, which could have a material adverse effect on our results of operations or cash flows in the period or periods for which a determination is made.

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

We operate in the highly competitive network communications industry and may be unsuccessful in competing effectively in the future.

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

Some of our competitors have greater financial resources, providing them with greater research and development and marketing capabilities. Our competitors may also be more experienced in obtaining regulatory approvals for their products and services and in marketing them. Our relative position in the network communications industry may place us at a disadvantage in responding to our competitors’ pricing strategies, technological advances and other initiatives. Our principal competitors in the supply of VSAT networks are Hughes Network Systems, LLC (acquired by EchoStar Corporation), or HNS, ViaSat Inc., or ViaSat, VT iDirect®, or iDirect, Comtech Telecommunications Corp., or Comtech, and Newtec Cy N.V, or Newtec. In managed satellite network services solutions, our competitors are Speedcast International Ltd., or Speedcast, SES and Intelsat. Most of our competitors have developed or adopted different technology standards for their VSAT products.

Our low-profile in-motion ground, aero and maritime antennas target a competitive market with multiple players such as Honeywell, Astronics AeroSat Corporation, or AeroSat, Qest Quantum Electronic Systems GmbH or Quest, Tecom Industries, Inc., or Tecom, and Thinkom Solutions or Thinkom.  Competitors in the defense sector include General Dynamics Satcom Technologies, Orbit Communication Systems, or Orbit, Elbit Systems Ltd., or Elbit, and L-3 Communications Holdings, Inc. or L-3. Multiple additional competitors are entering the low-profile in-motion arena and specifically electronically steered antenna market, some with new and advanced technologies. If these new entrants and/or new technologies are able to significantly penetrate the market our business could be negatively affected.

In addition, ViaSat, SES and HNS have launched their own satellites, which enable them to offer vertically integrated solutions to their customers, which may further change the competitive environment in which we operate and could have an adverse effect on our business.

Where we primarily operate public rural telecom services (voice, data and internet) and are engaged in construction of fiber-optic transport and access networks based on wireless systems, we typically encounter competition on government subsidized bids from various service providers, system integrators and consortiums. Some of these competitors offer solutions based on VSAT technology and some on terrestrial technologies (typically, fiber-optic and wireless technologies). In addition, as competing technologies such as cellular network and fiber-optic become available in rural areas where not previously available, our business could be adversely affected. We may not be able to compete successfully against current or future competitors. Such competition may adversely affect our future revenues and, consequently, our business, operating results and financial condition.

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

We generally seek to acquire businesses that enhance our capabilities and add new technologies, products, services and customers to our existing businesses. We may not be able to identify acquisition candidates on commercially reasonable terms or at all. If we make additional business acquisitions, we may not be able to successfully integrate the business acquired or we might not realize the benefits anticipated from these acquisitions, including sales growth, cost synergies and improving margins. Furthermore, we might not be able to obtain additional financing for business acquisitions, since such additional financing could be restricted or limited by the terms of our debt agreements or due to unfavorable capital market conditions.

Further, once integrated, acquisitions may not achieve comparable levels of revenues, profitability or productivity as our existing business or otherwise perform as expected. The occurrence of any of these events could harm our business, financial condition or results of operations.

In 2010, we completed the acquisition of RaySat Antenna Systems, or RAS, a leading provider of on-the-move antenna solutions, of RaySat BG, a Bulgarian research and development center, and of Wavestream, a provider of SSPAs and BUCs. If our projection for growth in the airborne business does not materialize and we fail to obtain additional business in our Mobility Solutions segment, we would likely record an impairment of goodwill. In 2015, we performed an analysis of implied carrying value of our Wavestream subsidiary in accordance with ASC 350 and recorded goodwill impairment losses of approximately $20.4 million. In 2016, 2017 and 2018, no impairment losses were identified.

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

Our customers’ products compete with other government policy needs, which may be viewed as more necessary, for limited resources and an ever-changing amount of available funding in the budget and appropriation process. Budget and appropriations decisions made by the U.S. Government are outside of our control and have long-term consequences for our business. U.S. Government spending priorities and levels remain uncertain and difficult to predict and are affected by numerous factors, including until recently sequestration (automatic, across-the-board U.S. Government budgetary spending cuts), and the purchase of our products could be superseded by alternate arrangements. A change in U.S. Government spending priorities or an increase in non-procurement spending at the expense of our programs, or a reduction in total U.S. Government spending, could have material adverse consequences on our future business.

Since we generate significant revenues from clients that bid on contracts with U.S. government agencies, our operating results could be adversely affected by spending caps or changes in the budgetary priorities of the U.S. government, as well as by delays in bidding processes, program starts or the award of contracts or task orders under contracts.

Furthermore, in light of the current geopolitical situation, with reductions in U.S. operational presence in Iraq, Afghanistan and potentially in the Middle East, there may be additional declines in the U.S. government’s demand for and use of commercial satellite services in the future. If procurement priorities related to defense transformation or overseas operations cease or slow down, then our business, financial condition and results of operations could be impacted negatively.

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

To remain competitive in the network communications market, we must continue to be able to anticipate changes in technology, market demands and industry standards and to develop and introduce new products, applications and services, as well as enhancements to our existing products, applications and services. Competitors in satellite ground equipment market, low-profile antenna market and high power transceivers market are introducing new and improved products and our ability to remain competitive in this field will depend in part on our ability to advance our own technology. New communications networks that integrate satellites operating in low or medium earth orbits (NGSO) may compete significantly with current networks and may reduce the market prices and success of our current products until such time as we adapt our technology to support NGSO satellites. If we are unable to respond to technological advances on a cost-effective and timely basis, or if our new products or applications are not accepted by the market, our business, financial condition and operating results could be adversely affected.

If we are unable to competitively operate within the GEO, HTS/VHTS and NGSO satellite environments, our business could be adversely affected.

Some of our competitors have launched Ka-band satellites. These actions may affect our competitiveness due to the relative lower cost of Ka-band space segment per user as well as the increased integration of the VSAT technology in the satellite solution. Due to the current nature of the HTS solution where the initial investment in ground-based satellite communication gateway equipment is relatively high, ground-based satellite communication equipment effectively becomes tightly coupled to the specific satellite technology.  As such, there may be circumstances where it is difficult for competitors to compete with the incumbent VSAT vendor using the particular HTS satellite. If this occurs, the market dynamics may change to favor a VSAT vendor partnering with the satellite service provider, which may decrease the number of vendors who may be able to succeed. We believe that this trend will intensify as the market moves toward very high throughput satellite, or VHTS and NGSO constellation networks. If we are unable to forge such a partnership our business could be adversely affected.

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

A significant part of our business in previous years, including in 2018, was generated from recurring customers. Accordingly, the termination or non-renewal of our contracts could have a material adverse effect on our business, financial condition and operating results.  Some of our existing contracts could be terminated or not renewed due to any of the following reasons, among others:

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

If we are not able to retain our present customer base and gain new customers, our revenues will decline significantly.  In addition, if our service businesses in Peru and Colombia do not win new government related contracts, our financial position may be adversely affected.

Failure to expand our business into the IFC, cellular backhaul or NGSO markets, could have a material adverse effect on our overall business.

Although we have signed contracts with Telcos and other customers in the IFC, commercial and cellular backhaul markets, we may not be successful in our plans to expand our business in these markets or in expanding into the NGSO markets. These markets are relatively new and are highly concentrated with a limited number of players and will require additional expenditures for research and development and sales and marketing. In addition, the cellular backhaul market with Telcos, the commercial IFC market and the NGSO market may fail to grow in accordance with our expectations.

We may also not be able to develop new technologies for those markets on a timely basis. Some of our projects include long and costly development programs, which could incur unexpected delays, or may require additional investment of resources, broader than expected. If we fail to meet the requirements of our development programs in a timely manner, we will incur penalties and other losses, which could have a significant adverse impact on our business and operating results. Barriers to further develop those markets could have a material adverse effect on our business and operating results.

Our failure to obtain or maintain authorizations under the U.S. export control and trade sanctions laws and regulations could have a material adverse effect on our business.

The export of some of our satellite communication products, related technical information and services is subject to U.S. State Department, Commerce Department and Treasury Department regulations, including International Traffic in Arms Regulations, or ITAR, and Export Administration Regulations, or EAR. Under these laws and regulations, our non-U.S. employees, including employees of our headquarters in Israel, might be barred from accessing certain information of our U.S. subsidiaries unless appropriate licenses are obtained.  In addition to the U.S. export control laws and regulations applicable to us, some of our subcontractors and vendors may also be subject to U.S. export control laws and regulations and required to flow down requirements and restrictions imposed on products and services we purchase from them. If we do not maintain our existing authorizations or obtain necessary future authorizations under the export control laws and regulations of the U.S., including potential requirements related to entering into technical assistance agreements to disclose technical data or provide services to non-U.S. persons, we may be unable to export technical information or equipment to non-U.S. persons and companies, including to our own non-U.S. employees, as may be required to fulfill contracts we may enter into. We may also be subjected to export control compliance audits in the future that may uncover improper or illegal activities that would subject us to material remediation costs, civil and criminal fines, penalties or an injunction.

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

We have focused on expanding our business to include contracts with or for various governments and governmental agencies around the world, including the Peruvian and Colombian governments and U.S. federal, state, and local government agencies through contractors or systems integrators. Such contracts account for a significant portion of our revenues. Our contracts with international governments generally contain unfavorable termination provisions. Governmental customers generally may unilaterally suspend us from receiving new contracts pending resolution of alleged violations of procurement laws or regulations and terminate existing contracts and audit our contract-related costs. If a termination right is exercised by a governmental customer, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

We depend on our main facility in Israel and are susceptible to any event that could adversely affect its condition or the condition of our other facilities.

A material portion of our laboratory capacity, our principal offices and principal research and development facilities for the principal part of our business are concentrated in a single location in Israel.  We also have significant facilities for research and development and manufacturing of components for our low-profile antennas at a single location in Bulgaria as well as a research and development center in Moldova and offices, research and development, engineering and manufacturing facilities in California and in Singapore. Fire, natural disaster or any other cause of material disruption in our operations in any of these locations could have a material adverse effect on our business, financial condition and operating results.

We are dependent upon a limited number of suppliers for key components that are incorporated in our products, including those used to build our hub systems and VSATs, and may be significantly harmed if we are unable to obtain such components on favorable terms or on a timely basis. We are also dependent upon a limited number of suppliers of space segment, or transponder capacity and may be significantly harmed if we are unable to obtain the space segment for the provision of services on favorable terms or on a timely basis.

Several of the components required to build our products are manufactured by a limited number of suppliers. Although we have managed to solve the difficulties we experienced in the past with our suppliers with respect to availability of components, we cannot assure the continued availability of key components or our ability to forecast our component requirements sufficiently in advance. Although we are working with our suppliers to obtain components for our products on favorable terms there is no assurance that our efforts will be successful. If we are unable to obtain the necessary volume of components at sufficiently favorable terms or prices, we may be unable to produce our products at competitive prices. As a result, sales of our products may be lower than expected, which could have a material adverse effect on our business, financial condition and operating results. In addition, our suppliers are not always able to meet our requested lead times. If we are unable to satisfy customers’ needs on time, we could lose their business.

Certain of the significant components required to build almost all of our VSAT units, our hub systems as well as our other products are manufactured by a sole manufacturer. Such dependency exposes us to certain risks in connection with the availability of the respective component, which could include failure in meeting time tables and production requirements and may expose us to material price increases which may affect our ability to provide competitive prices or require us to re-design some of our products. We estimate that the replacement of sole manufacturers would, if necessary, take a substantial period of time.

There are a limited number of suppliers of satellite transponder capacity and a limited amount of space segment available (although the space segment availability is increasing and prices are generally decreasing). We are dependent on these suppliers for our provision of services mainly in Peru, Colombia and North America. While we do secure long-term agreements with our satellite transponder providers, we cannot assure the continuous availability of space segment, the pricing upon renewals of space segment and the continuous availability and coverage in the regions where we supply services. If we are unable to secure contracts with satellite transponder providers with reliable service at competitive prices, our services business could be adversely affected. We rely on satellite capacity providers, who commit to certain key performance indicators, or KPIs, in connection with the operation of our managed networks and services. Such KPIs are limited and do not always reflect the same level of KPIs guaranteed by us towards our customers.

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

Our business is based mainly on our proprietary technology and related products and services. We establish and protect proprietary rights and technology used in our products by the use of patents, trade secrets, copyrights and trademarks. We also utilize non-disclosure and intellectual property assignment agreements. Because of the rapid technological changes and innovation that characterize the network communications industry, our success will depend in large part on our ability to protect and defend our intellectual property rights. Our actions to protect our proprietary rights in our VSATs, hubs, SSPAs and antennas technology as well as other products may be insufficient to protect our intellectual property rights and prevent others from developing products similar to our products. In addition, the laws of many foreign countries do not protect our intellectual property rights to the same extent as the laws of the U.S., or we may have failed to enter into non-disclosure and intellectual property assignment agreements with certain persons, or the agreements we entered into may be found inadequate. If we are unable to protect our intellectual property, our ability to operate our business and generate expected revenues may be harmed.

Failure to protect against cyber-attacks, natural disasters or terrorist attacks, and failures of our information technology systems, infrastructure and data could have an adverse effect on our business.

Failure to protect against cyber-attacks, unauthorized access or network security breaches, inclement weather, natural or man-made disasters, earthquakes, explosions, terrorist attacks, acts of war, floods, fires, computer viruses, power loss, telecommunications or equipment failures, transportation interruptions, accidents or other disruptive events or attempts to harm our systems may cause equipment failures or disrupt our systems and operations. In particular, both unsuccessful and successful cyber-attacks on companies have increased in frequency, scope and potential harm in recent years. Criminal hackers may develop and deploy viruses, worms and other malicious software programs, some of which may be specifically designed to attack our products, systems, computers or networks. Additionally, external parties may induce our employees or users of our products to disclose sensitive information in order to gain access to our data or our customers' data. We have been subject, and will likely continue to be subject, to attempts to breach the security of our networks and Information Technology, or IT, infrastructure through cyber-attack, malware, computer viruses, social engineering, email phishing attacks and other means of unauthorized access. While none of these actual or attempted breaches has had a material impact on our operations or financial condition, we cannot provide any assurance that our business operations will not be negatively materially affected by such breaches in the future.

Any disruption, disabling, or attack affecting our equipment and systems and the hardware, software and infrastructure on which we rely could result in a security or privacy breach. Whether such event is physical human error or malfeasance (whether accidental, fraudulent or intentional) or electronic in nature (such as malware, virus, or other malicious code) such an event could result in our inability to operate our facilities or continually operate our networks, which, even if the event is for a limited period of time, may result in significant expenses and/or loss of market share to other competitors in the market for tele-management products and invoice management solutions. While we maintain insurance coverage for some of these events, which could offset some of the losses, the potential liabilities associated with these events could exceed the insurance coverage we maintain. Any of the events described above could result in litigation and potential liability or fines for us, a material impact to our operations or financial condition, damage our brand and reputation or otherwise harm our business.

Regulators globally are also imposing greater monetary fines for privacy violations. For example, in 2016, the European Union adopted new regulations governing data practices and privacy called the General Data Protection Regulation, or GDPR, which became effective in May 2018. The law establishes new requirements regarding the handling of personal data, and non-compliance with the GDPR may result in monetary penalties of up to 4% of worldwide revenue. In addition, violation of applicable local privacy laws may entail criminal consequences.  The GDPR and other changes in laws or regulations associated with the enhanced protection of certain types of sensitive data, such as healthcare data or other personal information, could greatly increase our cost of providing our products and services or even prevent us from offering certain services in jurisdictions that we operate. Further, if we fail to comply with the GDPR and other privacy regulations applicable to us we may incur high monetary and other penalties, which may have significant adverse effect on our business.

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

•	adverse changes in the credit ratings of our customers and suppliers;

•	adverse changes in the market conditions in our industry and the specific markets for our products;

•	access to, and the actual size and timing of, capital expenditures by our customers;

•	inventory practices, including the timing of product and service deployment, of our customers;

•	the amount of network capacity and the network capacity utilization rates of our customers, and the amount of sharing and/or acquisition of new and/or existing network capacity by our customers;

•	the overall trend toward industry consolidation among our customers, competitors, and suppliers;

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

Our international sales and business expose us to changes in foreign regulations and tariffs, tax exposures, political instability and other risks inherent to international business, any of which could adversely affect our operations.

We sell and distribute our products and provide our services internationally, particularly in the United States, Latin America, Asia, Asia Pacific, Africa, Europe and CIS (Russian Commonwealth). We also operate our business and manufacture our products internationally. A component of our strategy is to continue and expand in international markets. Our operations can be limited or disrupted by various factors known to affect international trade. These factors include the following:

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

•
political and/or economic instability in countries in which we do or desire to do business or where we operate or manufacture our products. Such unexpected changes could have an adverse effect on the gross margin of some of our projects. This includes similar risks from potential or current political and economic instability as well as volatility of foreign currencies in countries such as Colombia, Brazil, Venezuela and certain countries in East Asia;

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

Our loan agreements and credit and guarantee facilities with banks contain covenants regarding our maintenance of certain financial ratios. The covenants contained in our credit facilities triggers acceleration of payments or restrict, among other things, our ability to pledge our assets, dispose of assets, give guarantees or restrict certain changes in the ownership of our shares. Our ability to continue to comply with these and other obligations depends in part on the future performance of our business. We cannot assure you that we shall be able to continue to comply with the covenants included in our agreements with the banks. If we fail to comply, we shall be required to renegotiate the terms of our credit facilities with the banks. We cannot assure you that we shall be able to reach an agreement with the banks or that such agreements will be on favorable terms to us. Our ability to restructure or refinance our credit facilities depends on the condition of the capital markets and our financial condition. Any refinancing of our existing credit facilities could be at higher interest rates and may require us to comply with different covenants, which could restrict our business operations.

We may face difficulties in obtaining regulatory approvals for our telecommunication services and products, which could adversely affect our operations.

Certain of our telecommunication operations require licenses and approvals by the Israeli Ministry of Communication, the Federal Communications Commission in the U.S., or FCC, and by regulatory bodies in other countries. In Israel and the U.S., the operation of satellite earth station facilities and VSAT systems such as ours are prohibited except under licenses issued by the Israeli Ministry of Communication and the FCC in the U.S. Our airborne products require licenses and approvals by the Federal Aviation Agency, or FAA, which are obtained by our customers or our Wavestream subsidiary. We must also obtain approval of the regulatory authority in each country in which we propose to provide network services or operate VSATs. The approval process in Latin America and elsewhere can often take a substantial amount of time and require substantial resources.

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

Our products are also subject to requirements to obtain certification of compliance with local regulatory standards. Delays in receiving such certification could also adversely affect our operations.

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

Our research and development efforts associated with the development of certain of our products have been partially financed through grants from the Innovation Authority, formerly the Office of the Chief Scientist of the Israeli Ministry of Economy. We are subject to certain restrictions under the terms of these grants. Specifically, manufacturing outside Israel, of any product incorporating technology developed with the funding provided by these grants is limited to a certain extent as set forth in the relevant program. In addition, the technology developed with the funding provided by these grants (which is embodied in our products) may not be transferred, without appropriate governmental approvals. Such approvals, if granted, may involve increased royalty payments to the Innovation Authority for royalty-bearing programs. These restrictions do not apply to the sale or export from Israel of our products developed with this technology.

We may not be compliant, currently or in the future, with the requirements for Benefited Enterprise status and may be denied benefits. Israeli government programs and tax benefits may be terminated or reduced in the future.

We participate in programs of the Innovation Authority and the Israel Investment Center, for which we receive tax and other benefits as well as funding for the development of technologies and products. Our company chose 2011 as the year of election in order to receive tax benefits as a “Benefited Enterprise”. Our period of benefits as a Benefitted Enterprise under the 2011 election will expire in 2023. If we fail to comply with the conditions applicable to this status under the Investment Law, we may be required to pay additional taxes and penalties or make refunds and may be denied future benefits. From time to time, the government of Israel has discussed reducing or eliminating the benefits available under such programs, and therefore these benefits may not be available in the future at current levels or at all.

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

Regulations related to conflict minerals may cause us to incur additional expenses and could limit the supply and increase the costs of certain metals used in the manufacturing of our solutions.

The Dodd-Frank Wall Street Reform and Consumer Protection Act imposes disclosure requirements regarding the use in components of our products of “conflict minerals” mined from the Democratic Republic of Congo and adjoining countries, whether the components of our products are manufactured by us or third parties. These requirements could affect the pricing, sourcing and availability of minerals used in the manufacture of components we use in our products. Although the U.S. Securities and Exchange Commission, or the SEC, has provided guidance with respect to a portion of the conflict mineral filing requirements that may somewhat reduce our reporting practices, there are costs associated with complying with the disclosure requirements and customer requests, such as costs related to our due diligence to determine the source of any conflict minerals used in our products. We may face difficulties in satisfying customers who may require that all of the components of our products are certified as conflict mineral free or free of numerous other hazardous materials.

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

Our operating results have and may continue to vary significantly from quarter to quarter. The causes of fluctuations include, among other things:

•	the timing, size and composition of requests for proposals or orders from customers;

•	the timing of introducing new products and product enhancements by us and the level of their market acceptance;

•	the mix of products and services we offer;

•	the level of our expenses; and

•	the changes in the competitive environment in which we operate.

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

U.S. holders of our ordinary shares may face income tax risks. There is a risk that we will be treated as a “passive foreign investment company”.  Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of our ordinary shares and would likely cause a reduction in the value of such shares. A foreign corporation will be treated as a PFIC for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income,” or (2) at least 50% of the average value of the corporation’s gross assets produce, or are held for the production of, such types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income”. If we are treated as a PFIC, U.S. Holders of shares (or rights) would be subject to a special adverse U.S. federal income tax regime with respect to the income derived by us, the distributions they receive from us, and the gain, if any, they derive from the sale or other disposition of their ordinary shares (or rights). In particular, any dividends paid by us, if any, would not be treated as “qualified dividend income” eligible for preferential tax rates in the hands of non-corporate U.S. shareholders.  We believe that we were not a PFIC for the 2018 taxable year.    However, since PFIC status depends upon the composition of our income and the market value of our assets from time to time, there can be no assurance that we will not become a PFIC in any future taxable year. U.S. Holders should carefully read Item 10E. “Additional Information – Taxation” for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ordinary shares (or rights).

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

FIMI, our controlling shareholder, holds approximately 34.1% of our outstanding ordinary shares and each of our other three major shareholders hold between 5.3% and 9.7% of our outstanding ordinary shares. This concentration of ownership of our ordinary shares could delay or prevent mergers, tender offers, or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price for our ordinary shares. This concentration could also accelerate these same transactions in lieu of others depriving shareholders of opportunities. This concentration of ownership may also cause a decrease in the volume of trading or otherwise adversely affect our share price.

We recently announced that our board of directors expects to declare a cash dividend for the first time. No assurance can be given that we will be able to pay dividends in the future.

On the date of this Annual Report on Form 20-F our board of directors declared a cash dividend in the amount of $0.45 per share (approximately $25 million in the aggregate), payable on April 11, 2019 to shareholders of record on March 28, 2019.

This dividend will be the first time that we will pay a dividend, but we have not adopted a general policy regarding the distribution of dividends and make no statements as to the distribution of dividends in the foreseeable future. The terms of some of our financing arrangements require us to meet certain financial covenants regarding minimum cash balance and require prior approval of certain banks which extended us loans.  Any future dividend distributions are subject to the discretion of our board of directors and will depend on various factors, including our operating results, future earnings, capital requirements, financial condition, and tax implications of dividend distributions on our income, future prospects and any other factors deemed relevant by our board of directors.  The distribution of dividends is also limited by Israeli law, which permits the distribution of dividends by an Israeli corporation only out of its retained earnings as defined in Israel’s Companies Law, 5759-1999, or the Companies Law, provided that there is no reasonable concern that such payment will cause us to fail to meet our current and expected liabilities as they become due, or otherwise with the court’s permission.  You should not invest in our company if you seek a secured dividend income from your investment. For information regarding taxation of dividend, see ITEM 10.E – “Additional Information - Taxation - Israeli Tax Consequences of Holding Our Stock - Dividends”.

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

Conflicts in North Africa and the Middle East, including in Egypt and Syria which countries border Israel, have resulted in continued political uncertainty and violence in the region. Efforts to improve Israel’s relationship with the Palestinian Authority have failed to result in a permanent solution, and there have been numerous periods of hostility in recent years. In addition, relations between Israel and Iran continue to be seriously strained, especially with regard to Iran’s nuclear program. Such instability may affect the economy, could negatively affect business conditions and, therefore, could adversely affect our operations. To date, these matters have not had any material effect on our business and results of operations; however, the regional security situation and worldwide perceptions of it are outside our control and there can be no assurance that these matters will not negatively affect our business, financial condition and results of operations in the future.

Furthermore, there are a number of countries, primarily in the Middle East, as well as Malaysia and Indonesia that restrict business with Israel or Israeli companies, and we are precluded from marketing our products to these countries directly from Israel. Restrictive laws or policies directed towards Israel or Israeli businesses may have an adverse impact on our operations, our financial results or the expansion of our business. In addition, there have been increased efforts by activists to cause companies and consumers to boycott Israeli goods. Such actions, particularly if they become more widespread, may adversely impact our ability to sell our products.

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

We currently generally include non-competition clauses in the employment agreements of our employees in certain regions. The provisions of such clauses prohibit our employees, if they cease working for us, from directly competing with us or working for our competitors for a certain period of time. Israeli labor courts have required employers, seeking to enforce non-compete undertakings against former employees, to demonstrate that the competitive activities of the former employee will cause harm to one of a limited number of material interests of the employer recognized by the courts (for example, the confidentiality of certain commercial information or a company’s intellectual property). In the event that any of our employees chooses to leave and work for one of our competitors, we may be unable to prevent our competitors from benefiting from the expertise of our former employee obtained from us, if we cannot demonstrate to the court that our interests as defined by case law would be harmed. Non-competition clauses may be unenforceable or enforceable only to a limited extent in other jurisdictions as well.

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

We are a leading global provider of satellite-based broadband communications. We design and manufacture ground-based satellite communications equipment and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Our portfolio comprises a cloud based satellite network platform, VSAT terminals, amplifiers, high-speed modems, high performance on-the-move antennas, high efficiency, high power SSPA amplifiers and BUCs. Our comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting stringent service level requirements. We also provide connectivity services, internet access and telephony to enterprise, government and residential customers over networks built using our own equipment and also over other networks that we install, mainly on the basis of BOT contracts. In these BOT projects, we build telecommunication infrastructure typically using fiber-optic and wireless technologies for broadband connectivity.

Our products are primarily sold to communication service providers and operators that use satellite communications for their customers and to government organizations and system integrators that use our technology. We are particularly active in the following market sectors: enterprise and government broadband applications; consumer broadband access; cellular connectivity; national telecommunication connectivity; defense and homeland security organization and mobility applications for air, land and sea. We provide services directly to end-users in various market sectors including in certain countries in Latin America and provide managed network services, such as in Australia and the U.S., over a satellite network owned by a third party. We have 20 sales and support offices worldwide, three network operations centers and five R&D centers.

We shipped our first generation VSAT in 1989 and since then we have been among the technological leaders in the satellite ground equipment industry.  Our continuous investment in research and development has resulted in the development of new and industry‑leading products and our intellectual property portfolio includes 74 issued patents (61 U.S. and 13 foreign) relating to our VSAT and other systems as well as 18 issued patents (16 U.S. and 2 foreign) relating to our satellite communication on the move antenna solutions and 13 issued patents (3 U.S. and 10 foreign) for our high power SSPAs.

In December 2013, we sold our Spacenet subsidiary, a provider of managed network communications services utilizing satellite wireline and wireless networks and associated technology.

In 2018, 2017 and 2016, our property and equipment purchases related to our continuing operations amounted to approximately $10.8 million, $3.7 million, and $4.3 million respectively.  These amounts do not include the reclassification of inventory to property and equipment and other non-cash purchases made during 2018, 2017 and 2016 in the approximate amounts of $2.3 million, $5.7 million, and $2.5 million, respectively.

B.	Business Overview

We are a leading provider ground-based satellite communications and other network communications solutions and services. We design and manufacture ground-based satellite networking communications equipment, which we sell to our customers either as network components (modems, BUCs, antennas) or as complete network solutions (which include hubs and related terminals and services) or turnkey projects. The equipment that we develop includes commercial VSAT systems, defense and homeland security satellite communications systems, SSPAs, BUCs, low-profile antennas, on-the-Move / on-the-Pause terminals and modems. Our equipment is used by satellite operators, service providers, telecommunications operators, system integrators, government and defense organizations, large corporations and enterprises. We sell and distribute our products and provide our services internationally, in Latin America, Asia, Asia Pacific, North America, Africa, Europe and CIS (Russian Commonwealth). In particular, we provide connectivity services, internet access and telephony, to enterprise, government and residential customers over our own networks, built using both our equipment and equipment purchased from other manufacturers in various technologies. We also provide NOC operations and hub services.

Prior to 2018, we operated in three business divisions: Commercial, Mobility and Services. Commencing in 2018, in order to more accurately reflect management’s focus, organizational alignment, our customer base and end markets, we operate in three business segments, as follows:

•
Fixed Networks provides advanced fixed broadband satellite communication networks, satellite communication systems and associated professional services and comprehensive turnkey solutions and fully managed satellite network services solutions. Our customers are service providers, satellite operators, MNOs, Telcos, and large enterprises, consumers and governments worldwide. In addition, it includes our network operation and managed satellite network services solutions activity in Peru and Colombia. We focus on HTS, opportunities worldwide, with focus on cellular backhaul, and are driving meaningful partnerships with satellite operators to leverage our technology and breadth of services to deploy and operate the ground-based satellite communication networks.

•
Mobility Solutions provides advanced on-the-move satellite communications equipment, systems, and solutions, including airborne, maritime and ground-mobile satellite systems and solutions. This segment provides solutions for land, sea and air connectivity, while placing major focus on the high-growth market of IFC, with our unique leading technology as well as defense and homeland security activities. Our product portfolio comprises of high-speed modems, high performance on-the-move antennas and high efficiency, high power SSPAs and BUC. Our customers are service providers, system integrators, defense and homeland security organizations, as well as other commercial entities worldwide.

•	Terrestrial Infrastructure Projects provides network infrastructure construction of the fiber and microwave network of FITEL in Peru.

We have retrospectively revised our segment information for the years ended December 31, 2017 and 2016 to conform to the new business segments presentation.

The above changes in our reportable segments will have no effect on the goodwill assignment among the divisions.

In the year ended December 31, 2018, we derived approximately 54%, 37% and 9% of our revenues from our Fixed Networks, Mobility Solutions and Terrestrial Infrastructure Projects segments, respectively.

We have diversified revenue streams that result from both sales of products, which include construction of networks, and services. In the year ended December 31, 2018, approximately 65% of our revenues were derived from sales of products and 35% from services.  During the same period, we derived 36%, 36%, 15% and 13% of our revenues from Latin America, North America, APAC and EMEA, respectively.

Industry Overview

There is a global demand for satellite-based communications solutions for a number of reasons. Primarily, satellite-based communication is still the only truly ubiquitous networking solution. Secondly, satellite communications are more readily available as compared to alternative terrestrial communications networks. Lastly, satellite communications solutions offer rapidly deployed secure broadband connectivity and broadband communications on the move.

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

•	VSAT - which is comprised of the following elements:

o
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

o
Amplifiers and BUCs – These are the components that connect the ground station equipment with the antenna. The purpose of the amplifiers and BUCs is to amplify the power and convert the frequency of the transmitted RF signal.

o
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

Ground equipment providers manufacture network equipment for both satellite communications networks and broadcast markets. Satellite communications systems connect a large central earth station, called a hub, with multiple remote sites equipment, called VSATs (ranging from tens to thousands of sites), which communicate via satellite.  We are a leading ground equipment provider for hubs, VSATs, high-power amplifiers and low-profile antennas for satellite communications on-the-move.

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

Given the technological and implementation benefits afforded by satellite communications networks, we believe that the market for satellite communications products and services will continue to grow. In particular, according to a 2018 report from NSR, a leading international telecom market research and consulting firm, the number of unit shipments to broadband satellite sites, platforms and subscribers is expected to grow at a compounded annual growth rate, or CAGR, of 19% through 2026.

Further, according to a 2017 report of EuroConsult, a leading global consulting firm specializing in space markets, aggregated satellite capacity has grown significantly in recent years and is forecasted to grow further in the coming years. According to the report, the growing availability of satellite capacity has resulted in significant reduction in the cost of satellite capacity.

In addition, satellite communications is an effective solution for mobility, especially for maritime and for international flights.

New communications networks that integrate satellites operating in low or medium earth orbits (NGSO) are scheduled to be launched in the coming years and are forecasted to account for a significant portion of the aggregated satellite capacity and of the equipment unit shipments to broadband satellite sites, platforms and subscribers.

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

Rural Telecommunications.  The rural telecommunications market is comprised of communities throughout the world that require telephone, and internet access in areas that are unserved or underserved by existing telecommunications services. These communication services are usually provided to the rural population via government‑subsidized initiatives. This market sector is comprised of “Build‑Operate” projects, in which governments subsidize the establishment and the operation of a rural network to be served by a satellite, wireless or cellular service provider that is usually selected in a bid process. In other instances, local communications operators have universal service obligations, or USOs, which require them to serve rural areas lacking terrestrial infrastructure. Some local communications operators elect to fulfill this obligation by hiring third parties in a model known as BOT. In these instances, the network is established and made operational by a third party service provider, which operates it for a certain period of time and then it is transferred to the operator.

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

Our Competitive Strengths

We are a leading provider of satellite communication and networking products and services. Our competitive strengths include:

Market leadership in large and growing markets.  Since our inception, we have sold more than 1. 5 million satellite terminals (VSATs), over 15,000 low profile antennas and over 30,000 BUCs and SSPAs to customers in approximately 90 countries. Our customer base includes a large number of satellite‑based communications service providers, system integrators and operators worldwide. In addition, we are one of the largest satellite communications service providers to rural communities in Latin America.

Technology leadership.  We have been at the forefront of satellite communications technology and services for over 30 years and continue to be an innovator and developer of new satellite technologies. Our customizable satellite communications technology enables us to provide a wide range of broadband, internet, voice, data and video solutions to our customers. We offer hubs and optimized satellite terminals (VSATs) which can attain a rate of up to 400 Mbps. Our product and operations infrastructure is capable of running hubs with greater than 99.8% availability while rolling out thousands of new VSAT site locations each month. Our SkyEdge II-c, state-of-the-art solution, provides high performance and space segment efficiency. Our legacy product lines are known for their durability and resilience.  We provide advanced on-the- move terminals, including all components such as antennas, BUCs and modems. Our low-profile, satellite communications on-the-move solutions antennas provide reliable broadband communications for commercial and defense applications. Our SSPAs provide good performance, even at the extreme end of temperature and environmental performance specifications. X-Architecture, our new cloud-based distributed architecture, and our Electronically-Steered Array / Phased Array Antenna (ESA/PAA) are our two most recent innovations that, we believe, have positioned us as a leader in providing satellite communications technology. Our research, development and engineering team, comprised of 268 persons, enable us to rapidly develop new features and applications. Moreover, by directly serving end-users through our service organizations, we are able to quickly respond to changing market conditions and maintain our position in the market.

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

Complementary business lines for turnkey solutions.  Our business segments are able to provide a full turnkey solution to our customers by integrating a diverse range of value‑added products and services. Our product and service offerings - satellite communications network equipment, small cell solutions, power amplifiers, low-profile satellite communications on-the-move terminals, antennas, installation, operation and maintenance – provide communication services ranging from broadband, internet, voice, data and video to managed solutions that can be customized and are flexible. Our business model enables us to be attuned to our customers’ needs and to adapt to changing market trends. Our satellite communications-based networks sometimes serve as platforms for the delivery of complete systems, providing versatile solutions for enterprises, government agencies, SMEs, rural communities, SOHOs and consumers.

Diversified revenue streams and customer base.  In the year ended December 31, 2018, approximately 65% of our revenues were generated from equipment sales and 35% of our revenues were generated from services. Our equipment sales are generally independent equipment orders which often generate maintenance contracts and additional opportunities for future equipment sales and also include the revenues from the construction phase of large-scale projects. Our service sales are characterized by long-term contracts that provide a recurring revenue base. In the year ended December 31, 2018, our three business segments, Fixed Networks, Mobility Solutions and Terrestrial Infrastructure Projects, accounted for 54%, 37% and 9% of our revenues, respectively.

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

Experienced management team.  Our management is comprised of an experienced executive team. Both Mr. Dov Baharav, the Chairman of our Board of Directors, and Mr. Yona Ovadia, our Chief Executive Officer, have broad experience in senior executive positions. Mr. Baharav served as Chairman of the Board of Directors of Israel Aerospace Industries Ltd. and was President and CEO and a member of the Board of Directors of Amdocs Management Limited, or Amdocs, (NASDAQ: DOX). Mr. Ovadia served as Group President and Head of Services Group at Amdocs and in various other executive positions.

Our Growth Strategy

Our objective is to leverage our technology and services capabilities in order to:

Expand Presence in the IFC Market – We continue to develop our hub and modem technology to serve connectivity needs of aviation service providers.  We are also placing a major focus on developing a new dual band Ka/Ku terminal, as well as leveraging our unique Phased Array antennas technology. These solutions are designed to serve the high growth of IFC services in the commercial aviation and business aviation markets.

Fortify our Leadership Position in the 4G/LTE Backhaul Market - We intend to continue to leverage our technology, as well as our experience, to serve mobile network operators’ 4G/LTE and 5G connectivity needs in rural, metro-edge and metro areas with long term projects.

Continue to Serve as a Key Partner of VHTS/HTS Satellite Operators – We intend to continue to serve as a meaningful partner of VHTS/HTS operators, leveraging our leading technology in the market and our breadth of services to deploy and operate both GEO and NGSO ground-based satellite communication networks.

Provide internet Broadband to Rural Areas – We intend to build on our experience in bringing broadband internet to rural areas in Latin America and identify additional markets to expand into.

Our Businesses in 2018

 Fixed Networks Segment

Overview

Our Fixed Networks segment provides satellite communications network systems and associated professional and managed satellite network services to satellite operators, governments, Telcos and service providers worldwide. Our operational experience in deploying large networks together with our global network of local offices enable us to work closely and directly with those providers. We provide equipment, solutions and services to the commercial, mobile, government, enterprise and consumer markets. We provide solutions tailored to the requirements of individual industries. Based on our open SkyEdge platform, our solutions provide added value to operators through better performance and integration as well as simpler deployment.

Our SkyEdge product family, including SkyEdge II-c products, allow us to deliver efficient, reliable and affordable broadband connectivity such as internet, voice, data and video. As a single platform SkyEdge II-c supports multiple applications such as Broadband Access, Enterprise Cellular Backhaul and Mobility applications.

We also support satellite networking through professional services, training and a full range of turnkey solutions and outsourced network operations.

Products and Solutions

Broadband Satellite Network System

Our SkyEdge II-c system supports large-scale broadband services for both consumer and enterprise applications, including fast web browsing, high-speed trunking, video streaming, internet Protocol Television, or IPTV, Voice Over internet Protocol, or VoIP, and other bandwidth-intensive services. This system also supports cellular backhauling of 2G, 3G and 4G (LTE) technologies. The SkyEdge II-c is designed with highest scalability supporting multi satellite - multi beam networks, with any number of gateways and user terminals. The SkyEdge II-c platform supports four VSAT types: Scorpio, Gemini, Capricorn and Taurus. It includes a unified, centralized network management system, or NMS which manages all hub elements at all gateways from a central NOC location and enables the definition of different types of virtual network operators to support different types of business models and services in multiple regions. Enhanced FCAPS functions, or fault-management, configuration, accounting, performance, and security, a network management framework created by the International Organization for Standardization and the electronic machine to machine interface, enable full visibility, control and seamless integration with the operator’s operations support system/ business support system, or OSS/BSS, environment.

SkyEdge II-c Scorpio is a cutting-edge, fully integrated Ka-band terminal. Scorpio unifies in a single weatherproof box all VSAT components, including BUC, Low Noise Block (downconverter) or LNB, OrthoMode Transducer, or OMT, feed assembly and a high speed modem/router. A single cable connects the outdoor Scorpio to the home network, thus providing a simple demarcation point for improved network diagnostics and increased customer satisfaction.

SkyEdge II-c Gemini is a family of compact high-throughput routers, designed to enable high speed broadband services while meeting cost efficiencies required by residential customers and businesses. Gemini enables fast web browsing, video streaming, IPTV, VoIP, and other bandwidth intensive services. This solution comes in variations for enterprise applications such as retail, banking, automatic teller machines, or ATMs, lotteries and USO/USF government-funded programs aimed to expand broadband connectivity to underserved regions.

SkyEdge II-c Capricorn, including our recently announced, SkyEdge II-c Capricorn PLUS, is a family of ultra-high-performance satellite routers that are used for corporate services, 3G/LTE cellular backhauling, IP trunks and mobility services. For IP trunks and mobility, Capricorn delivers acceleration and packet-per-second performance that support hundreds of users per VSAT. For LTE cellular backhauling, Capricorn includes our patented (granted in Japan and patent-pending in other countries) cellular data acceleration technology that enables full LTE speeds of up to 150Mbps for cellular handheld devices. To reach these high return speeds, Capricorn supports both Time Division Multiple Access, or TDMA, and Single Channel Per Carrier, or SCPC, transmission.

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

Our SkyEdge II product family is the legacy generation of our platform, based on a single hub with multiple VSATs to support a variety of services and applications, are capable of efficiently processing different types of data traffic and ensure that the transmissions via the satellite utilize the available satellite bandwidth efficiently and enhance the user experience.

Fixed Networks Solutions

Vertical Solutions

We target specific vertical markets where our products and solutions are most suitable and in which we have multiple references and credibility. These vertical markets include the consumer market, cellular backhaul, oil and gas, banking and finance and rural and e-government markets, among others.

System Integration and Turnkey Implementation

We have expanded our business beyond core VSAT networks to deliver complete and comprehensive solutions to meet our customers’ needs even where VSATs are not the main part of the solution. We see a growth in market demand for vendors capable of fully delivering integrated solutions for interdisciplinary, communication based projects.

In certain other situations, we are required to provide our VSAT solutions in a turnkey mode where we are responsible for the complete end-to-end solution. In the case of turnkey solutions, and occasionally in projects requiring system integrations, we provide our customers with a full and comprehensive solution including:

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

We offer a customer care program for our VSAT products, which we refer to as SatCare or SkyCare, and professional services programs that improve customer network availability through ongoing support and maintenance cycles.

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

In addition, we provide back office support in Peru and Colombia for subsidized telephony and internet networks as well as for private internet, data and telephony clients including a call center, network operations center, field service maintenance and a pre-paid calling card platform and distribution channels.

Marketing and Sales

We use both direct and indirect sales channels to market our products, solutions and services. Our Fixed Networks segment has organized its marketing activities by geographic areas, with groups or subsidiaries covering most regions of the world. Our sales teams are comprised of account managers and sales engineers who establish account relationships and determine technical and business requirements for the customer’s network. These teams also support the other distribution channels with advanced technical capabilities and application experience. Sales cycles in the VSAT network market vary significantly, with some sales requiring 18 months and even more, from an initial lead through signing of the contract, while sales stemming from an immediate need for product delivery can be completed within two to three months. The sales process includes gaining an understanding of customer needs, several network design iterations and network demonstrations.

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

Service providers serving the rural communications market are typically public telephony and internet operators providing telephony and internet services through public call offices, telecenters, internet cafes or pay phones. Some of the rural communication projects are for government customers. Examples of our rural telecom customers include Telefonica in Peru, Cable & Wireless in Panama and SCT in Mexico.

Service providers for the consumer market are typically Telcos planning to expand internet service to the consumer markets.

Our VSAT networks also provide underserved areas with a high-speed internet connection similar to DSL service provided to residential users. Among such customers are Optus in Australia, Hispasat in Latin America, Eutelsat in Russia and SBBS in several countries in Europe.

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

We provide broadband services and public telephony in rural areas, incorporating our hubs, satellite network equipment and terrestrial technologies (typically, fiber-optic and wireless technologies) as described under this Item below. The operation of our terrestrial fixed networks is provided under our fixed networks segment.

Since our first rural telephony project for FITEL in Peru in 1998, we have been awarded several of the rural communications projects by the Peruvian government, with the most recent project scheduled to end at the end of 2019. Overall, we operate approximately 7,500 telephony sites in Peru, and approximately 850 internet services sites, and have been awarded large-scale government contracts to build and operate, or to build, operate and transfer, these networks, Additionally, we have developed services for financial sector companies, such as Banco de la Nacion, providing internet, data and telephony services. Our rural networks serve more than six million people.

In December 2013, we were awarded a contract by the Peruvian government (through FITEL) for the deployment and operation of a wireless transport and distribution network in the northern Amazonas region of Peru. The contract, including extension worth $36 million, is for a period of over 12 years.

We expect to generate additional revenues from the FITEL Regional Projects to be operated by us by enabling cellular carriers and other service providers to acquire capacity over these networks to address the growing need for voice, data, and internet in these regions, as well as the development of platforms for e-learning, e-health and similar applications. These additional revenues together with the revenue from the operation of the networks will be part of our Fixed Networks segment revenues, while the construction of the FITEL Regional Projects is accounted under our Terrestrial Infrastructure Projects segment (see in this Item below).

Our first project in Colombia was awarded to us in 1999 by the government and was followed by several projects under which Gilat Colombia operated large networks encompassing thousands of rural sites and provided broadband internet connectivity, telephony, fax and other services. In December 2013, we were awarded a project, as part of the Kioscos Digitales project by the Ministry of ITC, for provision of internet/telephony connectivity for assimilation of educational and small communities in 1903 Kioscos sites in rural areas. The contract term was extended several times with the last extension ending in the second quarter of 2019. This project, from its initiation and including all its extensions, is expected to generate aggregate revenues of approximately 312 billion Colombian Pesos (approximately $103 million). During 2015, we recorded an impairment of long lived assets charge of $10.1 million related to the Kioscos Digitales project. For more information, see ITEM 5.A - “Operating and Financial Review and Prospects - Operating Results - Impairment of Intangible Assets and Long-Lived Assets”.

Enterprise and Government Agencies

We provide network equipment and related services to selected enterprises and government agencies. In some markets, existing telecom operators are mandated by the government to provide universal services. Providing these services in remote areas is a challenge to these operators, and they sometimes outsource these services to rural telecom service providers. These customers contract with Gilat Peru for VSAT equipment and associated network services to be deployed at customer locations, typically for a contract term of three to five years. We also resell managed terrestrial connectivity equipment and services from facilities‑based Local Exchange Carrier partners.

Mobility Segment Solutions

We provide satellite communication on the move systems with solutions for land, sea and air, while placing major focus on IFC.  Our portfolio includes a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power SSPAs and BUCs.

SkyEdge Satellite Network System

We utilize our SkyEdge II-c, to deliver efficient, reliable and affordable broadband connectivity such as internet, voice, data and video in travelling environments. The SkyEdge II-c system supports bandwidth-intensive services with a network management system that manages all hub elements at all gateways from a central NOC location.

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

RaySat Products

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

•
RaySat ER7000 maximizes throughput using high-efficiency waveguide panel technology and the antenna’s light weight ensures easy and safe vehicle mounting. It has been widely deployed on trains and large vehicles worldwide.

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

•
Electronically-Steered-Array, Phased-Array Antenna (ESA/PAA) (Ka, Ku) is an ultra-slim (low-profile) antenna with no moving parts that electronically steers the transmission and reception beams towards the satellite, allowing operation even around the equator. The antenna design is highly scalable, with array dimensions that can be changed to optimally match specific gain requirements, making it suitable for a wide range of mobile platforms (aerial, land and maritime) and various throughput performance needs. Owing to its scalability and ultra-low profile, the antenna is particularly suited to supporting mobile connectivity for platforms that are constrained by size and weight.

 Wavestream

Our Wavestream subsidiary designs and manufactures next generation solid-state power amplifiers for mission-critical defense and broadcast satellite communications systems. Wavestream’s innovative, patented Spatial AdvantEdge™ technology provides higher output power, greater reliability and lower energy usage in more compact packages than traditional amplifier solutions. Wavestream’s product line meets the growing demand for greater efficiency and significant lifecycle cost reductions for satellite communications systems worldwide.

Wavestream’s headquarters, research and development, engineering and manufacturing facilities are located in San Dimas, California, with an additional research and development center in Singapore. Our BUCs are manufactured in the San Dimas facility.

The Wavestream product line addresses the following applications and markets:

•
Defense Communications - satellite-based airborne and highly secured point-to-point.  This market is typically categorized by customers requiring high quality products – at times for mission critical communications in extreme environmental conditions. The satellite terminals (e.g., VSAT, Single Channel Per Carrier, or SCPC) are usually provided to the defense agencies via system integrators and not directly from the power amplifier suppliers;

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

•
Commercial terminals - A high power amplifier is used with high-end VSAT terminals for various applications where there is the requirement to transmit large amounts of data. Examples include airborne IFC terminals/antennas in commercial and business airplanes high speed for internet access. The satellite terminals/antennas are usually provided via system integrators, service providers or airframe manufacturers and not directly from the power amplifier suppliers;

•
Commercial broadcast - Broadcast providers and teleport operators require high power amplifiers in order to transmit large carriers, such as for TV broadcast, multicast of video and high-speed IP connectivity.

Wavestream’s customers include AeroSat, GATR Technologies (a subsidiary of Cubic Corporation), General Dynamics Satcom Technologies, Honeywell International Inc., L-3 and Tecom.

RF amplifiers, BUCs and transceivers

The Wavestream product line consists of RF amplifiers, BUCs and transceivers that use solid-state sources to produce high power at microwave and millimeter-wave frequencies. Our Wavestream patented Spatial AdvantEdge™ technology allows us to create more compact product packages that provide higher power, greater reliability and improved efficiency for any mission-critical applications. The spatially power combined amplifier employs a different technique for combining the transistor outputs than traditional Monolithic Microwave Integrated Circuit, or MMIC, based amplifiers. Rather than combining in multiple steps, increasing loss and size with each combining stage, all transistor outputs are combined in a single step. Many amplifying elements synchronously amplify the input signal, and their outputs are combined in free space for very high combining efficiency.

Our Wavestream patented technology allows us to create amplifiers and BUCs with high output power in more compact product packages that generate less heat, use less energy, and reduce lifecycle costs. Our Wavestream products help customers meet the stringent power requirements for mission-critical communications system. We perform full factory acceptance testing on every unit we manufacture and deliver, ensuring each product has guaranteed performance over the full temperature range and over extended frequency bands.

We believe that we have established a leadership position with our compact, highly efficient SSPAs with a field-proven family of Ka, Ku, X and C-band products.  Our Wavestream line of products are designed and tested to meet strenuous requirements for temperature, shock and vibration, over the full range of frequency and at the extremes of environmental performance specifications.  Our Wavestream field-proven technology and reputation for innovation and quality drive solutions for multiple applications targeting military, aerospace, commercial and broadcast satellite systems.

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

Our BlackRay Satellite Communication terminals are specially designed for UAV and USV applications.  These terminals have been used worldwide in commercial and military applications which require high-throughput communications and minimal size, weight, and power. The system’s miniscule dimensions allow Beyond-Line-of-Sight (BLoS) operations for even the smallest platforms, in harsh weather conditions, while supporting video and data downlink and uplink applications. These highly integrated terminals feature best-of-breed antenna, modem and BUC technologies developed and manufactured by us. Customized solutions of the BlackRay platform are also available for specific customer platforms and needs.

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

 Terrestrial Infrastructure Projects Segment

Overview

We provide network infrastructure construction of the fiber and microwave network of FITEL in Peru mainly through BOT contracts subsidized by the government. Accordingly, we build the infrastructure, act as a licensed telecommunications operator for a defined period and almost in all cases, then transfer the network to the customer.

In March and December 2015, we were awarded four FITEL Regional Projects by the Peruvian government with expected revenues of $393 million, for the construction of networks, operation of the networks for a defined period and their transfer to the government. Pursuant to the FITEL Regional Projects awarded in March 2015, we are building fiber-optic transport networks and will operate them for up to one year before transferring them to the Peruvian government. Under the projects awarded in December 2015, we will transfer the transport networks that we build to the Peruvian government immediately upon completion. Additionally, we are constructing access networks, based on wireless technologies that we will operate for 10 years, prior to transferring them to the Peruvian government. The construction phase was extended several times due to continued delays. As a result, the expected duration of these 2015 FITEL Regional Projects was significantly prolonged from their scheduled delivery dates and is expected to continue for 14-15 years from their commencement. Our revenues and collections from these projects in 2018 were delayed and therefore were less than initially expected. Such delays also increased our expenses which adversely impacted our operating results in 2018. Failure to complete the 2015 FITEL Regional Projects in a timely manner and pursuant to the updated schedule will have a significant adverse effect on our business and financial results.

In 2018, we were awarded two additional FITEL Regional Projects for the construction and operation of networks over approximately 13-15 years with expected revenues of approximately $154 million. Under these FITEL Regional Projects we will deliver transport networks and operate them for up to eighteen months before transferring them to the Peruvian government. The access networks, which we will operate for 10 years, will be owned by us. The construction of the FITEL Regional Projects is part of our Terrestrial Infrastructure Projects segment, while the services provided over these networks are part of our Fixed Networks segment (See this Item above).

Our Peruvian subsidiary has local offices in Lima, Peru as well as in the main cities of the regions awarded.

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

In the equipment market, we face competition from providers of satellite communications systems, products and services, such as HNS, ViaSat, iDirect, Newtec, Comtech and a few other smaller providers. In managed satellite network services solutions our main competitors are Speedcast, SES and Intelsat.

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

Our low-profile in-motion antennas compete with products from competitors such as Cobham, ERA, Panasonic, Orbit, Thinkom, C-Com Satellite Systems Inc., Wiworld, Tracstar, L-3, SATPRO M&C Tech Co., Ltd and Tecom. This market is nascent, and not as mature as the satellite communications or satellite services markets.

Our primary competitors with respect to our BUCs and other Wavestream products are Comtech Xicom Technology, Inc., CPI Satcom, General Dynamics Satcom Technologies, Paradise Datacom and Mission Microwave Technologies.

Where we primarily operate public rural telecom services (voice, data and internet) and are engaged in construction of fiber-optic transport and access networks based on wireless systems, we typically encounter competition on government subsidized bids from various service providers, system integrators and consortiums. Some of these competitors offer solutions based on VSAT technology and some on terrestrial technologies (typically, fiber-optic and wireless technologies). In addition, as competing technologies such as cellular network and fiber-optic become available in rural areas where not previously available, our business could be adversely affected. We may not be able to compete successfully against current or future competitors. Such competition may adversely affect our future revenues and, consequently, our business, operating results and financial condition.

Geographic Distribution of Our Business

The following table sets forth our revenues from continued operations by geographic area for the periods indicated below as a percent of our total sales:

	Years Ended December 31,
	2018	2017	2016
Latin America	36%	47%	51%
North America	36%	26%	20%
APAC	15%	12%	17%
EMEA	13%	15%	12%
Total	100%	100%	100%

C.	Organizational Structure

Significant Subsidiaries	Country/State of Incorporation	% ownership

1. Gilat Satellite Networks (Holland) B.V.	Netherlands	100%
2. Gilat Colombia S.A. E.S.P	Colombia	100%
3. Gilat to Home Peru S.A	Peru	100%
4. Gilat do Brazil Ltda.	Brazil	100%
5. Gilat Satellite Networks (Mexico) S.A. de C.V.	Mexico	100%
6. Wavestream Corporation	Delaware (U.S)	100%
7. Gilat Networks Peru S.A	Peru	100%
8. Gilat Satellite Networks Australia Pty Ltd.	Australia	100%
9. Gilat Satellite Networks (Eurasia) Limited	Russia	100%
10. Gilat Satellite Networks MDC (Moldova)	Moldova	100%
11. Raysat Bulgaria EOOD	Bulgaria	100%
12. Gilat Satellite Communication Technology (Beijing) Ltd.	China	100%
13. Gilat Satellite Networks (Philippines) Inc.	Philippines	100%

D.	Property, Plants and Equipment

Our headquarters are located in a modern office park which we own in Petah Tikva, Israel. This facility consists of approximately 380,000 square feet, a substantial part of which are currently used by us and the remainder is subleased or offered for sublease to third parties.

We have local Global NOCs coverage in Australia, Moldova, Peru and Colombia from which we perform network services and customer support functions

We own facilities located on approximately 137,150 square feet of land in Backnang, Germany.  Since May 2002, these facilities are leased to a third party, which lease expires on December 31, 2025.  We own approximately 13,800 square feet of research and development facilities and rent approximately 12,600 square feet of manufacturing facilities in Sofia, Bulgaria, which lease will expire on May 31, 2020, and rent approximately 7,750 square feet in Moldova for research and development and Global NOC activities.  Our Wavestream subsidiary currently occupies approximately 32,500 square feet of facilities for office space, research and development and manufacturing in San Dimas, California under a lease which will expire on March 31, 2020.

We also maintain facilities in Brazil, Colombia, Mexico, China, Peru and Australia, along with representative offices in Bangkok (Thailand), New Delhi (India), Almaty (Kazakhstan), Jakarta (Indonesia), Moscow (Russia), Singapore and small facilities in other locations throughout the world.

We consider our current office space, research and development and manufacturing facilities sufficient to meet our anticipated needs for the foreseeable future and suitable for the conduct of our business.

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

Introduction

We are a global provider of satellite-based broadband communications. We design and manufacture ground-based satellite communications equipment, and provide comprehensive solutions and end-to-end services, powered by our e technology. Our portfolio comprises a cloud based satellite network platform, VSATs, amplifiers, high-speed modems, on-the-move antennas and high power SSPAs and BUCs. Our solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting stringent service level requirements. We also provide connectivity services, internet access and telephony, to enterprise, government and residential customers utilizing both our own networks, and also other networks that we install, mainly based on BOT contracts. We also provide managed network services over VSAT networks owned by others.

We have a large installed base and have shipped more than 1.5 million satellite terminals to customers in approximately 90 countries on six continents since 1989. We have twenty sales and support offices worldwide, four NOCs (which include Global NOC) and five R&D centers. Our products are primarily sold to communication service providers and operators that use satellite communications to serve enterprise, government and residential users. We also provide services directly to end‑users in certain countries.

Through 2017, we operated in three business segments, comprised of our Commercial, Mobility and Services divisions. Commencing in 2018, in order to more accurately reflect management’s focus, organizational alignment, our customer base and end markets, we operate in three new business segments, as follows:

•
Fixed Networks provides advanced fixed broadband satellite communication networks, satellite communication systems, and associated professional services and comprehensive turnkey solutions and fully managed satellite network services solutions. Our customers are service providers, satellite operators, MNOs, Telcos, and large enterprises, consumers and governments worldwide. In addition, it includes our network operation and managed satellite network services activity in Peru and Colombia. We focus on HTS, opportunities worldwide, with focus on cellular backhaul, and are driving meaningful partnerships with satellite operators to leverage our technology and breadth of services to deploy and operate the ground-based satellite communication networks

•
Mobility Solutions provides advanced on-the-move satellite communications equipment, systems and solutions, including airborne, maritime and ground-mobile satellite systems and solutions. This segment provides solutions for land, sea and air connectivity, while placing major focus on IFC, with our unique leading technology as well as defense and homeland security activities. Our product portfolio comprises of high-speed modems, high performance on-the-move antennas and high efficiency, high power SSPAs and BUC. Our customers are service providers, system integrators, defense and homeland security organizations, as well as other commercial entities worldwide.

•	Terrestrial Infrastructure Projects provides network infrastructure construction of the fiber and microwave network of FITEL in Peru.

We have retrospectively revised our segment information for the years ended December 31, 2017 and 2016 to conform to the new business segments presentation.

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

Explanation of Key Income Statement Items

Revenues

We generate revenues mainly from the sale of products, including construction of networks, from services for satellite-based communications networks and from providing connectivity, internet access and telephony services to enterprise, government and residential customers under large-scale contracts that utilize both our own networks and also other networks that we install, mainly based on BOT contracts. These large‑scale contracts sometimes involve the installation of thousands of VSATs or massive fiber-optic transport and access networks. Sales of products includes principally the sale of VSATs, hubs, SSPAs, low-profile antennas and on-the-Move / on-the-Pause terminals and the construction phase of large-scale projects. Service revenues include access to and communication via satellites, or space segment, installation of network equipment, telephone services, internet services, consulting, on-line network monitoring, network maintenance and repair services. We sell our products primarily through our direct sales force and indirectly through resellers or system integrators. Sales consummated by our sales force and sales to resellers or system integrators are considered sales to end-users.

In 2018, the Ministry of ITC and our large U.S. system integrator customer, which are customers of the Fixed Networks segment, accounted for 13% and 15% of our revenues, respectively. In 2018, 2017 and 2016, FITEL, a customer under Terrestrial Infrastructure Projects and the Fixed Networks segment, accounted for 10%, 28% and 34% of our revenues, respectively.

Costs and Operating Expenses

Cost of revenues, for both products and services, includes the cost of system design, equipment, including inventory write-off costs, satellite capacity, salaries and related costs, allocated overhead costs, depreciation and amortization, customer service, interconnection charges and third party maintenance and installation.

Our research and development expenses, net of grants received, consist of salaries and related costs, raw materials, subcontractor expenses, related depreciation costs and overhead allocated to research and development activities.

Our selling and marketing expenses consist primarily of salaries and related costs, commissions earned by sales and marketing personnel, commissions to agents, trade show expenses, promotional expenses and overhead costs allocated to selling and marketing activities, as well as depreciation expenses and travel costs.

Our general and administrative expenses consist primarily of salaries and related costs, allocated overhead costs, office supplies and administrative costs, bad debts, fees and expenses of our directors, depreciation, and professional service fees, including legal, insurance and audit fees, net of rental income.

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

Most of the activity of Gilat Colombia consists of operating subsidized projects for the Ministry of ITC.  The first projects were awarded to our Colombian subsidiaries in 1999 and 2002 and were extended several times. An additional project was awarded to us in 2011 and was completed in December 2013. Another project was awarded to us in 2013 and was extended several times. The project is ongoing and the current extension is until the second quarter of 2019.

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

Revenues.  We generate revenue mainly from the sale of products (including construction of networks), satellite-based communications networks services and from providing connectivity, internet access and telephony services. We sell our products and services to enterprises, government and residential customers under large-scale contracts that utilize both our networks and other networks that we install, mainly based on BOT contracts. These large scale contracts sometimes involve the installation of thousands of VSATs or construction of massive fiber-optic and microwave networks. Sale of products includes mainly the sale of hubs, VSATs, SSPAs, low-profile antennas, on-the-move/on-the-pause terminals, and construction and installation of large-scale networks based on BOT contracts. Sale of services includes access to and communication via satellites, or space segment, installation of equipment, telephone services, internet services, consulting, on-line network monitoring, network maintenance and repair services. We sell our products primarily through our direct sales force and indirectly through resellers or system integrators. Sales consummated by our sales force and sales to resellers or system integrators are considered sales to end-users.

We recognize revenue in accordance with ASC No. 606, “Revenue from Contracts with Customers”. As such, we apply the following five steps: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when a performance obligation is satisfied.

If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on a relative standalone selling price (“SSP”) basis. We establish SSP based on management judgment, considering internal factors such as margin objectives, pricing practices and historical sales.

Consideration from contracts that is assessed as not being probable of collection is not recognized as revenue until the contract is completed and cash is received. Collectability is re-assessed when there is a significant change in facts or circumstances. Our assessment of collectability considers whether it may limit our exposure to credit risk through its right to stop transferring additional service in the event the customer is delinquent as well as certain contract terms such as down payments that reduce its exposure to credit risk.

Revenue from the sale of equipment is recognized once the customer has obtained control over the items purchased. When significant acceptance provisions are included in the arrangement, we defer recognizing the revenue until the acceptance occurs. We generally do not grant a right of return to our customers. Revenue from periodic services is recognized ratably over the term the services are rendered. Revenue from other services is recognized upon their completion.

Revenues from contracts under which we provide significant construction to the customer's specifications (mostly governmental projects) are generally recognized over time because of continuous transfer of control to the customer. This continuous transfer of control to the customer is supported by clauses in the contract that allow the customer to unilaterally terminate the contract for convenience, pay us for costs incurred plus a reasonable profit and take control of any work in process. We generally use the cost-to-cost measure of progress for these contracts because it best depicts the transfer of control to the customer, which occurs as costs are incurred on the contracts. Under the cost-to-cost measure of progress, the extent of progress towards completion is measured based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligation. Revenues, are recorded proportionally as costs are incurred. Costs to fulfill include labor, materials and subcontractors’ costs and other direct and allocated indirect costs. When estimates of total costs to be incurred exceed total estimates of revenue to be earned on the uncompleted contracts, a provision for the entire loss on the contract is recognized in the period the loss is identified.

Under the typical payment terms of government fixed-price contracts, the customer pays us milestones-based payments. Those payments are based on quantifiable measures of performance or on the achievement of specified events or milestones. Because those payments are due upon completion of those milestones, they may result in revenue recognized in excess of billings and are presented as part of contract assets on the balance sheet.

Amounts recognized as revenue and which we have unconditional right to receive are classified as receivables on the balance sheet.

Revenue from products under lease contracts is recognized in accordance with ASC 840 upon installation or upon delivery, in cases where the customer obtains its own or other's installation services. The net investments in sales-type leases are discounted at the interest rates implicit in the leases. The present values of payments due under sales-type lease contracts are recorded as revenue at the time of shipment or installation, as appropriate.

Future interest income is deferred and recognized over the related lease term as financial income.

Deferred revenue and advances from customers are recorded when we receive payments from customers before performance obligations have been performed. Deferred revenue is recognized as revenue as (or when) we perform the performance obligation under the contract.

We pay sales commissions to sales and marketing and certain management personnel based on their attainment of certain predetermined sales goals. Sales commissions earned by our employees are considered incremental and recoverable costs of obtaining a contract with a customer. Sales commissions are capitalized and amortized upon recognition of the related revenue, consistently with the transfer to the customer of the goods or services to which they relate.  Amortization expenses related to these costs are mostly included in sales and marketing expenses in our consolidated statements of operations.

Income Taxes.  We are subject to income taxation in Israel, the United States and numerous other jurisdictions. Determining our provision for income taxes requires significant management judgment. In addition, our provision for income taxes could be adversely affected by many factors, including, among other things, changes to our operating structure, changes in the amounts of earnings in jurisdictions with different statutory tax rates, changes in the valuation of deferred tax assets and liabilities and changes in tax laws. We are subject to ongoing tax examinations in various jurisdictions. Tax authorities may disagree with our intercompany charges, cross-jurisdictional transfer pricing or other matters and assess additional taxes. While we regularly evaluate the likely outcomes of these examinations to determine the adequacy of our provision for income taxes, there can be no assurance that the outcomes of such examinations will not have a material impact on our results of operations and cash flows. In addition, we may be audited in various jurisdictions, and such jurisdictions may assess additional taxes against us. Although we believe our tax estimates are reasonable, the final determination of any tax audits or litigation could be materially different from our historical tax provisions and accruals, which could have a material adverse effect on our results of operations or cash flows in the period or periods for which a determination is made.

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

During 2018 and 2017, we did not identify any impairment losses of long-lived assets. Future events could cause us to conclude that impairment indicators exist, and that additional long-lived assets and intangible assets associated with our acquired businesses are impaired. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

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

In 2018 and 2017, following an improvement in the Mobility Solutions segment results, we performed a qualitative assessment and concluded that it is not more likely than not that the fair value of the reporting units is less than their carrying amounts and accordingly it is unnecessary to perform the two-step quantitative goodwill impairment test. In 2016, we performed both qualitative and quantitative assessment and concluded that no impairment of goodwill needs to be recorded.

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

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Revenues. Revenues for the years ended December 31, 2018 and 2017 for our three segments were as follows:

	Year Ended			Year Ended
	December 31,			December 31,
	2018	2017		2018	2017
	U.S. dollars in thousands		Percentage change	Percentage of revenues

Fixed Networks	144,208	116,105	24.2%	54.1%	41.1%
Mobility Solutions	97,180	88,397	9.9%	36.5%	31.2%
Terrestrial Infrastructure Projects	25,003	78,254	(68.0)%	9.4%	27.7%
Total	266,391	282,756	(5.8)%	100.0%	100.0%

Our total revenues for the years ended December 31, 2018 and 2017 were $266.4 million and $282.8 million, respectively. The decrease in 2018 is mainly attributable to a decrease of approximately $53.3 million in Terrestrial Infrastructure Projects revenues, largely offset by an increase of $28.1 million in Fixed Networks revenues and an increase of $8.8 million in Mobility Solutions revenues.

The decrease in Terrestrial Infrastructure Projects revenues is attributable to the expected decline in revenues as the first three awarded FITEL Regional Projects (Huancavelica, Ayacucho, Apurimac) are nearing the end of their construction phase, coupled with slower than expected progress and slower final acceptance of these projects by FITEL than we anticipated.

The increase in our Fixed Networks revenues is primarily attributable to higher sales in Latin America, especially in Colombia, North America and Asia regions mainly as a result of increased revenue from our managed satellite network services and cellular backhaul solutions deals.

The increase in Mobility Solutions revenues is primarily attributable to an increase in sales related to airborne mobility products, principally IFC products and our Wavestream products.

Gross profit. The gross profit and the gross margin of our three segments for the years ended December 31, 2018 and 2017 was as follows:

	Year Ended		Year Ended
	December 31,		December 31,
	2018	2017	2018	2017
	U.S. dollars in thousands		Percentage of revenues
Fixed Networks	50,463	34,185	35.0%	29.4%
Mobility Solutions	49,185	41,904	50.6%	47.4%
Terrestrial Infrastructure Projects	(5,611)	6,406	(22.4)%	8.2%
Total	94,037	82,495	35.3%	29.2%

Our gross profit is affected year-to-year by the mix of our products sold, the mix of revenues between products and services, the regions in which we operate, the size of our transactions and the timing of when such transactions are consummated. Moreover, from time to time we may have large-scale projects which can cause material fluctuations in our gross profit. We recognize revenue from the FITEL Regional Projects using the percentage-of-completion method, and as such any changes to our estimated profits in these projects may cause material fluctuations in our gross profit. As such, we are subject to significant year-to-year fluctuations in our gross profit.

Our gross profit margin increased to 35.3% in 2018 from 29.2% in 2017. The increase in our gross profit margin in the year ended December 31, 2018 is mainly attributable to different revenue mix with substantial lower revenue volume in our Terrestrial Infrastructure Projects which is characterized by low gross profit margins compared to our other segments.

The increase in the gross profit margin of the Mobility Solutions is mainly attributable to a higher revenue volume in the year ended December 31, 2018 compared to the year ended December 31, 2017 from IFC products, which carry higher margins.

The increase in the Fixed Networks gross profit margin is mainly attributable to higher revenue volume and different revenue mix, specifically increased revenues from our cellular backhaul solutions which have higher margins, with approximately the same level of fixed expenses in the year ended December 31, 2018, compared to the year ended December 31, 2017.

In the Terrestrial Infrastructure Projects, the decrease in the gross profit margin is mainly attributable to a delay in some of our FITEL Regional Projects which resulted in additional project costs and lower revenue in 2018.

Operating expenses:

	Year Ended
	December 31,
	2018	2017
	U.S. dollars in thousands		Percentage change

Operating expenses:
Research and development, net	33,023	28,014	17.9%
Selling and marketing	22,706	23,759	(4.4)%
General and administrative	17,024	19,861	(14.2)%
Total operating expenses	72,753	71,634	1.6%

Our research and development expenses are incurred by our Fixed Networks and Mobility Solutions. Research and development expenses, net increased by approximately $5 million in 2018 compared to 2017. The increase in expenses is related to our increased investments in R&D efforts in the Mobility Solutions to support our growing business needs, especially due to the increase in headcount and salary related expenses and subcontractor expenses.

Selling and marketing expenses decreased by approximately $1.1 million in the year ended December 31, 2018 compared to the year ended December 31, 2017. This decrease is mainly due to a decrease in variable expenses and in amortization expenses since we finished amortizing part of our intangible assets, partially offset by an increase in salary related expenses due to additional headcount and to higher travel expenses.

General and administrative expenses decreased by approximately $2.8 million in the year ended December 31, 2018 compared to the year ended December 31, 2017. This decrease is mainly attributable to lower bad debt expenses in 2018 as we managed to collect some of our old debts in the year ended December 31, 2018.

Financial expenses, net.  In the year ended December 31, 2018 and 2017, we had financial expenses of approximately $4.3 million.

Taxes on income.  Taxes on income are dependent upon where our profits are generated, such as the location and taxation of our subsidiaries as well as changes in deferred tax assets and liabilities recorded mainly as part of business combinations and changes in valuation allowance attributable to changes in our profit estimates in different regions. In the year ended December 31, 2018 we had a tax benefit of approximately $1.4 million compared to tax benefit of approximately $0.2 million in the year ended December 31, 2017. During the year ended December 31, 2018, our U.S. subsidiary determined that the positive evidence outweighs the negative evidence for deferred tax assets and concluded that these deferred tax assets are realizable on a "more likely than not" basis. This determination was mainly due to expected future results of positive operations and earnings history.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Revenues. Revenues for the years ended December 31, 2017 and 2016 for our three business segments were as follows:

	Year Ended			Year Ended
	December 31,			December 31,
	2017	2016		2017	2016
	U.S. dollars in thousands		Percentage change	Percentage of revenues

Fixed Networks	116,105	124,930	(7.1)%	41.1%	44.7%
Mobility Solutions	88,397	62,911	40.5%	31.2%	22.5%
Terrestrial Infrastructure projects	78,254	91,710	(14.7)%	27.7%	32.8%
Total	282,756	279,551	1.1%	100.0%	100.0%

Our total revenues for the years ended December 31, 2017 and 2016 were $282.8 million and $279.6 million, respectively. The increase in 2017 is mainly attributable to an increase of approximately $25.5 million in Mobility Solutions revenues, largely offset by decreases of $13.5 million in Terrestrial Infrastructure Projects revenues and $8.8 million in Fixed Networks revenues.

The increase in Mobility Solutions revenues is primarily attributable to an increase in sales related to airborne mobility products, principally IFC products and our Wavestream products.

The decrease in Terrestrial Infrastructure Projects revenues is attributable to decreased revenues from the FITEL Regional Projects which we were awarded in 2015. We began deploying the first three projects during 2015 and the fourth in 2016 (we were awarded two additional projects in 2018). The four FITEL Regional Projects awarded in 2015 are expected to generate revenues of approximately $393 million over a period of approximately 14-15 years. All construction revenues are accounted as Terrestrial Infrastructure Projects revenues.

The decrease in our Fixed Networks revenues is primarily attributable to lower sales in the Asia Pacific and China regions partially offset by higher revenues in the Latin America region.

Gross profit. The gross profit and the gross margin of our three business segments for the years ended December 31, 2017 and 2016 was as follows:

	Year Ended		Year Ended
	December 31,		December 31,
	2017	2016	2017	2016
	U.S. dollars in thousands		Percentage of revenues

Fixed Networks	34,185	39,944	29.4%	32.0%
Mobility Solutions	41,904	21,949	47.4%	34.9%
Terrestrial Infrastructure projects	6,406	13,597	8.2%	14.8%
Total	82,495	75,490	29.2%	27.0%

Our gross profit margin increased to 29.2% in 2017 from 27% in 2016. The increase in our gross profit margin in the year ended December 31, 2017 is mainly attributable to substantial higher revenue volume in our Mobility Solutions segment which is characterized by higher gross profit margins compared to our other segments. This increase was partially offset by a decrease in our gross profit margin in the Terrestrial Infrastructure Projects and Fixed Networks segments.

The increase in the gross profit margin of the Mobility Solutions is mainly attributable to different revenue mix and higher revenue volume in the year ended December 31, 2017 compared to the year ended December 31, 2016.

The decrease in the Fixed Networks gross profit margin is mainly attributable to lower revenue volume and a slightly higher fixed expenses level in the year ended December 31, 2017, compared to the year ended December 31, 2016.

In the Terrestrial Infrastructure Projects, the decrease in the gross profit margin is mainly attributable to the fact that in 2017 we recognized a higher portion of our revenue from projects which carry lower margins and in addition a delay in some of our FITEL Regional Projects resulted in additional project costs and lower revenue in the year ended December 31, 2017 compared to the year ended December 31, 2016.

Operating expenses:

	Year Ended
	December 31,
	2017	2016
	U.S. dollars in thousands		Percentage change

Operating expenses:
Research and development, net	28,014	24,853	12.7%
Selling and marketing	23,759	23,411	1.5%
General and administrative	19,861	26,471	(25)%
Total operating expenses	71,634	74,735	4.1%

Our research and development expenses are incurred by our Fixed Networks and Mobility Solutions. Research and development expenses, net increased by approximately $3.2 million in 2017 compared to 2016. The increase in expenses is related to our increased investments in R&D efforts in the Mobility Solutions segment to support our growing business, especially due to the increase in headcount and salary related expenses.

Selling and marketing expenses increased by approximately $0.3 million in the year ended December 31, 2017 compared to the year ended December 31, 2016, mainly as a result an increase in variable expenses and subcontractor expenses, offset partially by lower amortization expenses.

General and administrative expenses decreased by approximately $6.6 million in the year ended December 31, 2017 compared to the year ended December 31, 2016. This decrease is mainly attributable an accrual for bad debt recorded in 2016 related to a governmental customer in Venezuela arising from the worsening economic situation and the credit downgrade in that country and to lower legal expenses due to the conclusion of trade secrets litigation that we initiated in 2015 against former employees in the U.S.

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

The influence on the U.S. dollar cost of our operations in Israel relates primarily to the cost of salaries in Israel, which are paid in NIS and constitute a substantial portion of our expenses in NIS. In 2018, the rate of inflation in Israel was 0.8% and the U.S. dollar depreciated in relation to the NIS at a rate of 8.1%, from NIS 3.467 per $1 on December 31, 2017 to NIS 3.748 per $1 on December 31, 2018. If future inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of such devaluation lags behind increases in inflation in Israel, our results of operations may be materially adversely affected. In 2018 and 2017, in order to limit these risks, we entered into hedging agreements to cover certain of our NIS to U.S. dollar exchange rate exposures.

Our monetary balances that are not linked to the U.S. dollar impacted our financial expenses during the 2018 and 2017 periods. This is due to heavy fluctuations in currency rates in certain regions in which we do business, mainly in Latin America, Australia and Europe. There can be no assurance that our results of operations will not be materially adversely affected by other currency fluctuations in the future.

Recently Adopted Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers (Topic 606). The standard replaced the revenue recognition guidance in U.S. GAAP under Topic 605, and was required to be applied retrospectively to each prior period presented, or applied using a modified retrospective method with the cumulative effect recognized in the beginning retained earnings during the period of initial application. Subsequently, the FASB issued several additional ASUs related to ASU No. 2014-09, collectively they are referred to as the “new revenue standards”, which became effective for the Company beginning January 1, 2018.

On January 1, 2018, we adopted Topic 606 using the modified retrospective method for contracts which were not completed as of January 1, 2018. Under the modified retrospective method, we recognized the cumulative effect of initially applying the new revenue standard as an adjustment to the opening balance of accumulated deficit. This adjustment did not have a material impact on our consolidated financial statements. The Standard requires the deferral and amortization of “incremental” costs incurred to obtain a contract. Our primary contract acquisition costs are sales commissions. Under Topic 605, we expensed sales commissions as incurred while under the Topic 606 such costs will be classified as a contract asset and amortized over a period that approximates the timing of revenue recognition on the underlying contracts. Adoption of the standard resulted in an increase to our other current assets and accrued expenses and decrease in our accumulated deficit in an amount of $2,004, $483 and $1,521, respectively.  This effect is due to the change in accounting for contract acquisition costs. See Note 2z, “Recently Adopted Accounting Pronouncements" to the consolidated financial statements for more details.

In November 2016, the FASB issued ASU 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash”, which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. This ASU is effective for annual and interim periods beginning after December 15, 2017. We adopted this standard effective December 31, 2017 using the retrospective transition method, as required by the new standard.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The standard requires lessees to recognize almost all leases on the balance sheet as a right-of-use asset and a lease liability and requires leases to be classified as either an operating or a finance type lease. The standard excludes leases of intangible assets or inventory. Leases with a term of 12 months or less will be accounted for in a manner similar to the accounting under existing guidance for operating leases today. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases and operating leases. ASC 842 supersedes the previous leases standard, ASC 840, "Leases". Topic 842 becomes effective for our company beginning January 1, 2019. We expect that the adoption of the standard will have an impact of approximately $5.6 million on our consolidated balance sheet for the recognition of the right-of-use assets and lease liabilities related to our operating leases. The standard is not expected to have a material impact on our company’s results of operations or cash flows. We are continuing our assessment of the impact that the adoption of this standard, will have on our consolidated financial statements and disclosures.

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

As of December 31, 2018, we had cash and cash equivalents of $67.4 million, short-term and long-term restricted cash of $32.5 million and short-term restricted cash held in trustees’ accounts of $4.3 million. As of December 31, 2017, we had cash and cash equivalents of $53 million, short-term and long-term restricted cash of $29.5 million, short-term restricted cash held in trustees’ accounts of $4.3 million.

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

As of December 31, 2018, our long-term debt was approximately $12.6 million, comprised of long-term loans of $8.1 million and current maturities of long-term loans of $4.5 million. The long term loans primarily consist of a loan that was received in December 2010 in the amount of $40 million from First International Bank of Israel, or FIBI, which bears interest of 4.77%. As of December 31, 2018, the principal outstanding balance of this loan was $12 million.

In addition, in connection with the FITEL Regional Projects, we were required to post certain advance payment guarantees and performance guarantees with FITEL. These requirements were principally satisfied through surety bonds issued by Amtrust Europe Limited, or Amtrust, for the benefit of FITEL, through a Peruvian bank as well as through the issuance of bank guarantees by FIBI and by The Hong Kong and Shanghai Banking Corporation, or HSBC (also through a Peruvian bank). Under the arrangements with FIBI, HSBC and Amtrust, we are required to observe certain conditions, including the requirement to maintain an amount of restricted cash. As of December 31, 2018, we were in compliance with these requirements. Under the provisions of our agreements with FIBI and HSBC, we undertook to satisfy certain financial and other covenants. As of December 31, 2018, we are in compliance with these covenants. Our credit and guarantee agreements also contain various restrictions and limitations that may impact us. These restrictions and limitations relate to incurrence of indebtedness, contingent obligations, negative pledges, liens, mergers and acquisitions, change of control, asset sales, dividends and distributions, redemption or repurchase of equity interests, certain debt payments and modifications of loans and investments. The agreements also stipulate a floating charge on our assets to secure fulfillment of our obligations to FIBI and HSBC as well as other pledges, including a fixed pledge, on certain assets and property.

The following table summarizes our cash flows for the periods presented:

	Years Ended December 31
	2018	2017	2016
	U.S. dollars in thousands
Net cash provided by (used in) operating activities	32,017	(17,223)	(36,879)
Net cash used in investing activities	(10,759)	(3,692)	(4,307)
Net cash provided by (used in) financing activities	(2,321)	(4,012)	23,921
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(1,490)	51	981
Net increase (decrease) in cash, cash equivalents and restricted cash	17,447	(24,876)	(16,284)
Cash, cash equivalents and restricted cash at beginning of the period	86,757	111,633	127,917
Cash, cash equivalents and restricted cash at end of the period..	104,204	86,757	111,633

Our cash, cash equivalents and restricted cash increased by approximately $17.4 million during the year ended December 31, 2018 as a result of the following:

Operating activities. Cash provided by our operating activities was approximately $32 million in 2018 compared to cash used in operating activities of approximately $17.2 million in 2017. The cash provided by our operating activities in 2018 was primarily attributable to our improved operating results, including payments received from our operations in Peru in 2018.

Investing activities. Cash used in investing activities was approximately $10.8 million in 2018 compared to approximately $3.7 million in 2017. The changes in our cash in 2018 derived from purchase of property and equipment.

Financing activities. Cash used in financing activities was approximately $2.3 million in 2018 compared to cash used in financing activities of approximately $4 million in 2017. The cash used in financing activities are mainly repayments of long term loans, partially offset by cash paid to us for exercise of stock options.

Our cash, cash equivalents and restricted cash decreased by approximately $24.9 million during the year ended December 31, 2017 as a result of the following:

Operating activities. Cash used in our operating activities was approximately $17.2 million in 2017 compared to cash used in operating activities of approximately $36.9 million in 2016. The cash used by our operating activities in 2017 was primarily attributable to our improved operating results in 2017.

Investing activities. Cash used in investing activities was approximately $3.7 million in 2017 compared to cash provided by investing activities of approximately $4.3 million in 2016. The changes in our cash in 2017 derived from the purchase of property and equipment.

Financing activities. Cash used in financing activities was approximately $4 million in 2017 compared to cash provided by financing activities of approximately $23.9 million in 2016. The cash used in financing activities are mainly repayments of long term loans.

C.	Research and Development

We devote significant resources to research and development projects designed to enhance our hubs, VSATs, Satellite Communication on-the-move antennas and SSPAs products and to multiply the applications for which they can be used. In particular, we continue to invest into expanding our portfolio to address mobility applications, both IFC and maritime as well as cellular backhaul solutions. We intend to continue to devote substantial resources to complete the development of certain features, including improving functionality, support higher throughput, improving space segment utilization and network resilience, thereby contributing to reducing the cost of proposed solutions for our customers.

We conduct our research and development activities in Israel, Bulgaria, Moldova, the United States (California) and Singapore. Our Bulgarian center focuses on developments related to our Satellite Communication on-the-move antennas, or SOTM antennas. Our facilities in California and Singapore are dedicated to the continuing design and development of SSPAs. Our facilities in Moldova and Israel work on research and development of VSATs, baseband equipment and network management. A dedicated group in our R&D center in Israel develops state-of-the-art Radio Frequency Integrated Circuits, or RFICs, for our electronically-steered SOTM antennas.

In 2018, we invested heavily in development of the SOTM antennas for IFC applications. In addition, we invested in development of our electronically-steered SOTM antennas. Our ER6000 dual band Ka and Ku antenna successfully passed DO-160 qualification.

We devoted significant research and development resources over the last few years to the development of our SkyEdge family of products, including development of our own proprietary hardware platforms for both baseband equipment and software. In 2018, we invested heavily in improving space spectral efficiency, including release of the new VSAT platform supporting advanced coding schemas, in developing new enhanced functionality for IFC application and global bandwidth management.  We continued to invest in optimizing solutions for cellular backhaul, improving throughput, supported security and resilience. We develop our own network software as well as software for our VSATs.

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

We participate in various programs under which we have received and are eligible to receive research and development grants for financing research and development projects in Israel, pursuant to the provisions of The Encouragement of Industrial Research and Development Law, 1984. We are also participating in grant research programs of the European Union, Horizon 2020 and from time to time we participate in programs through bilateral R&D foundations such as Canada Israel R&D foundation (CIIRD). With respect to some of our funding programs, we are obligated to pay royalties from the revenues derived from products developed within the framework of such programs. However, most of our programs are non-royalty bearing programs.

The following table sets forth, for the years indicated, our gross research and development expenditures, the portion of such expenditures which was funded mainly by non-royalty bearing grants and the net cost of our research and development activities:

	Years Ended December 31,
	2018	2017	2016
	(U.S. dollars in thousands)
Gross research and development costs	34,449	29,433	26,477
Less:
Grants	1,426	1,419	1,624

Research and development costs - net	33,023	28,014	24,853

D.	Trend Information

The satellite communications industry is moving toward HTS technology that employs multi-beam transmission for more efficient use of space segment.  In addition to GEO-HTS, new satellite constellations of HTS-MEO and HTS-LEO (NGSO) are scheduled to be launched in the coming years. With the scheduled launch of numerous HTS, we believe that development of products using this technology for the different satellites and constellations will be an important competitive factor in the satellite communications market. We are continuing our efforts to enhance our current products and develop new ones to support the advantages of this technology.

The continued increase in HTS supply is projected to produce a reduction in bandwidth price. This reduction is expected to make satellite communications economically viable for more broadband, cellular and mobility applications. Accordingly, satellite communications are expected to economically increase cellular coverage and service in rural, metro-edge and metro areas in developed and developing countries.

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

In order to guarantee our performance obligations and the down payment we received under the FITEL Regional Projects, we provided bank guarantees by FIBI and by HSBC and surety bonds by Amtrust through a Peruvian bank. The aggregate amount of the bank guarantees issued on our behalf by HSBC and FIBI as of December 31, 2018, was approximately $98.6 million. The surety bonds issued by Amtrust on our behalf are in the amount of approximately $28.6 million. We have provided HSBC and FIBI with various pledges and have deposited approximately $29.1 million held as restricted cash as collateral for HSBC and FIBI guarantees.

Our credit and guarantee agreements also contain various covenants, restrictions and limitations that may impact us. These covenants, restrictions and limitations relate to incurrence of indebtedness, contingent obligations, negative pledges, liens, mergers and acquisitions, change of control, asset sales, dividends and distributions, redemption or repurchase of equity interests, certain debt payments and modifications of loans and investments. The agreements also stipulate a floating charge on our assets to secure fulfillment of our obligations to FIBI and HSBC as well as other pledges, including a fixed pledge, on certain assets and property. As of December 31, 2018, the aggregate amount of bank guarantees and surety bonds from insurance companies outstanding to secure our various performance obligations was approximately $149.5 million, including an aggregate of approximately $136 million on behalf of our subsidiaries in Peru. We have restricted cash of approximately $32.4 million as collateral for these guarantees.

In order to guarantee our performance obligations for our current activities in Colombia, we purchased insurance from an insurance company in Colombia to guarantee our various contractual and other obligations, including our performance and our employee salary and benefit costs, of approximately 133.5 billion Colombian Pesos (approximately $41.08 million based on the representative rate of exchange published as of December 31, 2018).

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our minimum contractual obligations as of December 31, 2018 and the effect we expect them to have on our liquidity and cash flow in future periods:

Contractual Obligations	Payments due by period (in U.S. dollars in thousands)
	Total	2019	2020-2021	2022-2023	2024
Long-term loans *	12,556	4,458	8,098	-	-
Operating lease (mainly offices)	4,381	1,973	1,470	938	-
Space segment services	15,970	8,367	7,603	-	-
Purchase commitments (mainly inventory)	18,418	18,418	-	-	-
Total contractual cash obligations	51,325	33,216	17,171	938	-

(*) Future interest payments are not included due to variability in interest rates.

ITEM 6:	DIRECTORS AND SENIOR MANAGEMENT

A.	Directors and Senior Management

The following table sets forth the name, age, position(s) and a brief account of the business experience of each of the directors and executive officers:

Name	Age	Position(s)
Dov Baharav	68	Chairman of the Board of Directors
Yona Ovadia	59	Chief Executive Officer
Amiram Boehm (3)	47	Director
Dafna Cohen (1)(2)(4)(5)	49	Director
Ishay Davidi	57	Director
Amir Ofek (3)	43	Director
Aylon (Lonny) Rafaeli (1) (2)(4)	65	Director
Meir Shamir (3)	67	Director
Dafna Sharir (1)(4)	50	Director
Elyezer Shkedy (1)(2)(4)(5)	60	Director
Adi Sfadia	48	Chief Financial Officer
Yuval Shani	53	Chief Operating Officer
Michal Aharonov	47	Vice President, Global Broadband Networks
Ron Levin	44	Vice President, Mobility and Global Accounts
Alik Shimelmits	57	Vice President, Research & Development
Nirit Barnea	51	Vice President, Human Resources

(1)	Member of our Audit Committee.
(2)	Member of our Compensation Committee.
(3)	“Independent Director” under the applicable NASDAQ Marketplace Rules (see explanation below)
(4)	“Independent Director” under the applicable NASDAQ Marketplace Rules and the applicable rules of the SEC (see explanation below)
(5)	“External Director” as required by Israel’s Companies Law (see explanation below)

Dov Baharav has served as the Chairman of our Board of Directors since May 2014 and also served as our interim Chief Executive Officer from May 2015 until March 31, 2016. Mr. Baharav has served as the chairman of the board of directors of Cyberint Inc., a provider of cyber security services and products solutions, since October 2014. Mr. Baharav has served as a member of the board of directors of Mellanox Technologies Ltd., a supplier of end-to-end InfiniBand and Ethernet connectivity solutions, since November 2010 till October 2018. Mr. Baharav served as the chairman of the board of directors of Israel Aerospace Industries, Ltd., a defense and civil aerospace technology company, from July 2011 until October 2013. Mr. Baharav served as a member of the Board of directors of Allot Communications Ltd., a global provider of intelligent broadband solutions, from March 2013 until July 2014. From July 2002 until November 2010, Mr. Baharav served as president and chief executive officer of Amdocs Limited, a communications services company. He also served as a member of Amdocs’ board of directors and executive committee from July 2002 until November 2010. Mr. Baharav joined Amdocs in 1991 as vice president and then became president of Amdocs’ principal U.S. subsidiary, Amdocs, Inc., and served as chief financial officer of Amdocs from 1995 until June 2002. From 1983 until 1991, Mr. Baharav served as chief operating officer of Oprotech Ltd., an electro-optical device company. Mr. Baharav is Chairman of the scholarship fund of the College of Management Academic Studies in Rishon Lezion, Israel. Mr. Baharav holds a Bachelor of Science degree in Physics and Accounting, as well as an M.B.A. degree from Tel Aviv University, Israel.

Yona Ovadia joined our company in March 2015 as Vice President, Services and Commercial Division. He has served as our Chief Executive Officer since March 31, 2016. Prior to joining our company, Mr. Ovadia served as Group President & Head of Services Group at Amdocs from 2013 to 2015. Prior to such time, from 2010 until 2013 Mr. Ovadia served as Head of Delivery & Managed Services at Amdocs Ltd. and prior thereto he served in various executive positions at Amdocs, mainly in the areas of services and managed services, with a position as management member since 1997.  Mr. Ovadia holds a B.Sc. degree in Mathematics and Computer Science from Tel Aviv University, Israel.

Amiram Boehm has served on our Board of Directors since December 2012. Mr. Boehm has been a Partner in the FIMI Opportunity Funds, Israel’s largest group of private equity funds, since 2004. Mr. Boehm serves as the Managing Partner and Chief Executive Officer of FITE GP (2004), and as a director of Ham-Let (Israel-Canada) Ltd., Hadera Paper Ltd (TASE)., Rekah Pharmaceuticals Ltd (TASE), Pharm-up Ltd (TASE)., TAT Technologies Ltd. (NASDAQ, TASE), PCB Technologies Ltd. (TASE) and DIMAR Ltd, DelekSon Ltd and Galam Ltd. Mr. Boehm previously served as a director of Ormat Technologies Inc. (NYSE, TASE), Scope Metal Trading, Ltd.  (TASE), Inter Industries, Ltd. (TASE), Global Wire Ltd. (TASE), Telkoor Telecom Ltd. (TASE) and Solbar Industries Ltd. (previously traded on the TASE). Prior to joining FIMI, from 1999 until 2004, Mr. Boehm served as Head of Research of Discount Capital Markets, the investment arm of Israel Discount Bank. Mr. Boehm holds a B.A. degree in Economics and a LL.B. degree from Tel Aviv University, Israel and a Joint M.B.A. degree from Northwestern University and Tel Aviv University, Israel.

Dafna Cohen has served on our Board of Directors as an external director (within the meaning of the Israeli Companies Law) since December 2014. Ms. Cohen is the Head of Business Control and Investor Relations of EL-AL Israel Airlines Ltd. (TASE) and also serves as an independent business and financial advisor. Ms. Cohen served as Director of Global Treasury of MediaMind Technologies Inc. (previously traded on NASDAQ) from 2010 to 2011. Prior to that, Ms. Cohen served as a Director of Investments and as a Treasurer of Emblaze Ltd. from 2005 to 2009 (London Stock Exchange). Prior to that, Ms. Cohen served as an Investment Manager for Leumi Partners and as a manager and a dealer at the derivatives Sector of Bank Leumi. Ms. Cohen previously served as a member of board of directors of Formula Systems (1985) Ltd. (NASDAQ and TASE) from 2009 until January 2019, XTL Biopharmaceuticals Ltd. (NASDAQ and TASE) from 2009 to 2015, Europort Ltd. (TASE) and of Inventech Central Ltd. (TASE). Ms. Cohen holds a B.A. degree in Economics and Political Science and a M.B.A. degree in Finance and Accounting, both from The Hebrew University of Jerusalem, Israel.

Ishay Davidi has served on our Board of Directors since December 2012. Mr. Davidi is the Founder and has served as Chief Executive Officer of the FIMI Opportunity Funds, Israel’s largest group of private equity funds, since 1996. Mr. Davidi currently serves as Chairman of the board of directors of Inrom Industries Ltd., Hadera Paper Ltd. (TASE) and Polyram plastics, Dimar Cutting Tools, and as director at Ham-Let (Israel-Canada) Ltd. (TASE), Rekah Pharmaceuticals Ltd. (TASE), Tadir-Gan Precision materials (TASE), C. Mer Industries Ltd. (TASE),  GI Ltd., (TASE), SOS Ltd., DelekSon Ltd., Bet Shemesh Engines Holdings (TASE) and P.C.B Technologies Ltd. Mr. Davidi previously served as the Chairman of the board of directors of Retalix (previously traded on NASDAQ and TASE) from August 2008 until January 2010, of Tefron Ltd. (New York Stock Exchange and TASE) and of Tadir-Gan (TASE), and as a director at Pharm Up Ltd (TASE), Ormat Industries Ltd. (previously traded on TASE), Retalix, Tadiran Communications Ltd. (TASE), Lipman Electronic Engineering Ltd. (NASDAQ and TASE), Merhav Ceramic and Building Materials Center Ltd. (TASE), TAT Technologies Ltd. (NASDAQ and TASE), Orian C.M. Ltd. (TASE), Ophir Optronics Ltd., Overseas Commerce Ltd, (TASE), Scope Metals Group Ltd. (TASE) and Formula Systems Ltd. (NASDAQ and TASE). Prior to establishing FIMI, from 1993 until 1996, Mr. Davidi was the Founder and Chief Executive Officer of Tikvah Fund, a private Israeli investment fund. From 1992 until 1993 Mr. Davidi was the Chief Executive Officer of Zer Science Industries Ltd., a developer of diagnostics equipment for the healthcare industry. Mr. Davidi holds a B.Sc. degree in Industrial and Management Engineering from Tel Aviv University, Israel, and a M.B.A. degree from Bar Ilan University, Israel.

Amir Ofek has served on our Board of Directors since December 2014.  Mr. Ofek is President of Cyberint Inc., a provider of cyber security services and products solutions, and prior was its Chief Executive Office for over 3 years from January 2016 until February 2019. Mr. Ofek has served as a director on the board of Cyberint since September 2014 until 2018. Mr. Ofek was a partner at Baharav Ventures Ltd. (“BVL”), a company wholly owned by the Chairman of our Board of Directors, Mr. Baharav from 2014 until 2016. Prior to joining BVL, Mr. Ofek worked at Amdocs Inc., the leading BSS/OSS provider, from 2006 to 2014, where he served as VP Client Business Executive SingTel Group at Amdocs, based in Singapore from 2009. Prior to this role, Mr. Ofek served as Director of Management Services at Amdocs from 2007 to 2009 and in the Corporate Strategy unit from 2006 to 2007. Before joining Amdocs in 2006, Mr. Ofek worked for Elbit Systems Ltd., a leading aerospace defense company, from 2001 to 2005. Mr. Ofek holds a BSc. degree (Cum Laude) in Industrial Engineering and Management, majoring in Information Systems from the Technion-Israel Institute of Technology, Israel and a M.B.A. degree from the European Institute of Business Administration (INSEAD) in Fontainebleau, France.

Aylon (Lonny) Rafaeli has served on our Board of Directors since May 2016. Mr. Rafaeli is a strategy and business development manager and consultant. From 2007 through 2012, Mr. Rafaeli was Director of Business Development at MST, a concentrated photo voltaic company. Prior to joining MST, Mr. Rafaeli was Managing Partner at E. Barak Associates, a strategic consulting company. Prior to this role, Mr. Rafaeli was Chief Executive Officer of Hasbro Israel (toys). Mr. Rafaeli is a member of the board of directors of the TALI Education Fund and a veteran association of an IDF elite unit.  Mr. Rafaeli also served in the past as a director of Lenox Investment and Azimuth Technologies. Mr. Rafaeli holds an Executive M.B.A. degree in Strategic Management from The Hebrew University of Jerusalem, Israel.

Meir Shamir has served on our Board of Directors since May 2016. Mr. Shamir is the chief executive officer and a director of Mivtach Shamir holdings Ltd., a public company traded on the Tel Aviv Stock Exchange.  Mivtach Shamir is a holding company active in spotting and initiating investments in technology and in commercial real estate development in Israel and throughout Europe, the U.S. India. Mr. Shamir served as a navigator in the Israeli Air Force. Mr. Shamir is an active philanthropist and since 2012 he has served as the Head of the Presidency of “Taglit” (Birthright Israel).  Mr. Shamir holds a Business & Economics Administration degree and received an Honorary Doctorate from Bar Ilan University, Israel.

Dafna Sharir has served on our Board of Directors since May 2016. Ms. Sharir is an independent consultant in the areas of mergers and acquisitions and business development. Ms. Sharir served as Senior Vice President Investments of Ampal Corp. between 2002 and 2005. Before that she served as Director of Mergers and Acquisitions at Amdocs (until 2002). Between 1994 and 1996, Ms. Sharir worked as a tax attorney with Cravath, Swaine & Moore in New York. Ms. Sharir is a director of Ormat Technologies Inc. and ECI Telecom, and served in the past as a director of Frutarom Industries Ltd. Ms. Sharir holds a B.A. degree in Economics and a LL.B degree, both from Tel Aviv University, Israel, LL.M. degree in Tax Law from New York University, and  M.B.A. degree from INSEAD.

Major General (ret.) Elyezer Shkedy, has served on our Board of Directors since June 2017.  Mr. Shkedy is a business development manager and consultant. From January 2010 to March 2014, Mr. Shkedy was the Chief Executive Officer of El-Al Israel Airlines.  Prior to joining El-Al, Mr. Shkedy served as Commander of the Israeli Air Force, from April 2004 until May 2008, after a long career as a fighter pilot and moving up through several command positions in the Israeli Air Force. Mr. Shkedy serves as board member in Paz Oil Company, Ltd. (TASE), as chairman of the board (pro bono) at Osim Shinui Shamaym Vearetz Ltd., a company for a public cause, and as member of managing boards at several other non-profit companies and organizations. Mr. Shkedy holds an M.A. degree (with distinction) in Systems Management from NPS, the Naval Postgraduate School in Monterey, California, U.S. and a B.Sc. degree in Mathematics and Computer Science (with distinction) from Ben Gurion University in Israel.

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

Yuval Shani serves as our Chief Operating Officer. Mr. Shani has over 20 years of executive experience in the fields of Global Operations, Supply Chain and Delivery Management. Prior to joining Gilat, Yuval served as Vice President Global Operations at Lumenis. Previously, he headed Global Operations and Manufacturing at Check Point. Mr. Shani has also worked at Microsemi as Vice President Operations and General Manager of the company’s Israeli site. During his career, Mr. Shani has served in various management positions in high growth public companies such as Nice and 3Com, and has been the lead person responsible for the implementation of operational excellence practices. Mr. Shani holds an M.B.A. degree, specializing in Finance, and a B.A. degree (cum laude) in Economics & Management, both from Manchester University.

Michal Aharonov has served as our Vice President, Global Accounts and Telecom Services since October 2015 and was promoted in August 2017 to Vice President, Global Broadband Networks. Prior to joining Gilat, from 2013 until 2015, Ms. Aharonov served as Vice President, Head of Sales and Services at Essence Group. Prior thereto, from 2008 until 2012, Ms. Aharonov served as Vice President, Global Strategic Sourcing at Amdocs, after having served since 2000 in various positions at Amdocs. Ms. Aharonov holds a Master’s degree in Public Administration focusing on financial information systems from Clark University (U.S). and a B.A. degree in Business Management and Finance from the College of Management – Academic Studies in Tel Aviv, Israel.

Ron Levin serves as our Vice President, Mobility and Global Accounts. He leads our activities in air, land and maritime mobility as well as our business with Satellite Operators on HTS/VHTS and NGSO constellations.  Prior to joining Gilat, he headed Strategic Sales at ECI Telecom, a leading telecom equipment provider. Previously Mr. Levin headed Product Management at Jungo Software Technologies, a software company of home and small business gateways, which was later acquired by NDS and Cisco. Mr. Levin holds a M.Sc. degree in Management from the University of Tel Aviv and a B.Sc. degree in Computer Engineering from the Technion, Israel Institute of Technology, in Israel.

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

Nirit Barnea has served as our Vice President, Human Resources since June 2015. Prior to joining Gilat, from 2010 until 2014, Ms. Barnea served as the Global VP HR of 3M Attenti Ltd. (formerly DMATEK Ltd.). Prior thereto, Ms. Barnea held several senior management HR positions for various software and telecommunications companies. Ms. Barnea holds an M.A. degree in Sociology from Tel Aviv University, Israel and a B.A. degree in Economics and Business Administration from Haifa University, israel.

B.	Compensation of Directors and Officers

The following table sets forth the aggregate compensation paid to or accrued on behalf of all of our directors and officers as a group for the year ended December 31, 2018:

	Salaries, Fees, Directors’ Fees, Commissions and Bonuses (1)	Amounts Set Aside for Pension, Retirement and Similar Benefits
All directors and officers as a group (17 persons) (2)	$4,082,844	$478,069

(1)
Includes bonuses and equity-based compensation accrued in 2018, but does not include business travel, professional and business association dues and expenses reimbursed to our directors and officers, and other benefits commonly reimbursed or paid by companies in Israel.

(2)	Includes one officer that ceased to hold office during 2018.

In accordance with Israeli law requirements, the table below sets forth the compensation paid to our five most highly compensated senior office holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2018, in accordance with the expenses recorded in our financial statements for the year ended December 31, 2018. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, and in accordance with the above mentioned securities regulations, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation.

Summary Compensation Table
Information Regarding the Covered Executive in U.S. dollars (1)
Name and Principal Position(2)	Base Salary	Benefits and Perquisites(3)	Variable Compensation(4)	Equity-Based Compensation(5)	Total
Yona Ovadia, CEO	366,318	136,780	230,459	186,619	920,176
Yuval Shani, Chief Operating Officer	230,451	62,944	129,642	49,070	472,107
Adi Sfadia, CFO	218,926	62,887	105,342	50,466	437,621
Michal Aharonov, Vice President, Global Fixed Networks	218,926	53,781	92,843	35,962	401,512
Alik Shimelmits, Vice President, Research & Development	202,275	49,550	88,394	35,254	375,473

(1)	All amounts reported in the table are in terms of cost to our company, as recorded in our financial statements.
(2)
All executive officers listed in the table were employed or provided services on a full-time basis during 2018.  The compensation information in the table above includes compensation accrued for full year 2018.

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

(4)	Amounts reported in this column refer to Variable Compensation such as commission, incentive and bonus payments as recorded in our financial statements for the year ended December 31, 2018.
(5)
Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2018, with respect to equity-based compensation granted to the Covered Executive.

In accordance with the approval of our shareholders and in accordance with Israeli corporate law regarding compensation of external directors, each of our non-employee directors and external directors (all of our current directors except for our Chairman of the Board of Directors) is entitled to receive annual compensation payable quarterly of approximately NIS 93,690 (currently equivalent to approximately $25,909), and an additional fee of approximately NIS 1,924 (currently equivalent to approximately $532) for each board or committee meeting attended.  In addition, Board members are compensated for telephone participation in board and committee meetings in an amount of 60% of what would be received for physical attendance and for written resolutions in an amount equal to 50% of same. All the above amounts are linked to changes in the Israeli consumer price index as of September 2014 and subject to changes in the amounts payable pursuant to Israeli law from time to time.

As of December 31, 2018, our directors and executive officers as a group, consisting of 16 persons, held options to purchase an aggregate of 1,828,110 ordinary shares, having exercise prices ranging from $3.77 to $7.86. Generally, the options granted to our directors, vest over a three-year period (except in the case of our Chairman, Dov Baharav, which vest over a four-year period) and the options granted to our executive officers vest over a four-year period.  The options will expire between 2020 and 2024. All of such options were awarded under our stock option plans described in Item 6E - “Directors, Senior Management and Employees - Share Ownership - 2008 Share Incentive Plan”.

Chairman Services. We and Mr. Baharav, through his controlled company, entered into an agreement dated May 20, 2014, or the Chairman Agreement, under which Mr. Baharav serves as Chairman of the Board of Directors of our company. Mr. Baharav also served as interim Chief Executive Officer from May 2015 until March 2016. For his services as Chairman, since April 2016 and until May 2018, Mr. Baharav was entitled (directly or through his controlled company) to: (i) a monthly fee in the amount of NIS 44,000 (approximately $11,739); (ii) payment of the cash value of various fringe benefits, in an aggregate amount of up to NIS 18,697 (approximately $4,988) per month, which is equal to the employer’s cost that would have been incurred by us for such benefits if the Chairman served in an employee status; and (iii) full time office space and secretarial assistance and reimbursement for out-of-pocket expenses incurred by him in connection with his service. In May 2014, Mr. Baharav was granted options to purchase 250,000 of our ordinary shares, at an exercise price of $5.06 per share, and in May 2015, Mr. Baharav was granted options to purchase 150,000 of our ordinary shares exercisable at a price of $6.72 per share. The options were granted under our 2008 Option Plan and vest ratably, each quarter over a four-year period so long as Mr. Baharav continues to serve as Chairman of our company, and will remain exercisable during such service and for an additional 12 months period following termination of service (other than for cause). Unvested options will immediately vest in the event of a change in control. In May 2018, the Chairman Agreement was extended for an additional three years period and amended such that the scope of Mr. Baharav’s role was reduced from a 40% position to a 20% position, with corresponding adjustments to the monthly fee and cash value of the fringe benefits. Accordingly, as of May 2018, Mr. Baharav is entitled (directly or through his controlled company) to a monthly fee in the amount of NIS 22,000 (approximately $6,094) and payment of the cash value of various fringe benefits, in an aggregate amount of up to NIS 9,350 (approximately $2,590) per month. We may terminate the agreement prior to the end of its term by providing two months paid notice and an additional two months’ salary. An annual cash bonus plan of 3.6 base monthly salaries was approved for the years 2016 to 2018, upon achievement of a threshold of 80% of the company’s target operating profit metric. Additionally, Mr. Baharav may be eligible for an over- achievement bonus of up to one and a half base monthly salaries. An annual cash bonus plan for 2019 and onward will be presented for approval at the annual shareholders meeting in 2019.

CEO. Mr. Ovadia has served as our Chief Executive Officer since March 31, 2016. Under his employment agreement, Mr. Ovadia is entitled to a monthly salary in the amount of NIS 110,000 (approximately $30,470) and fringe benefits including social benefits, annual vacation and reimbursement of expenses. An annual cash bonus plan of six base monthly salaries was approved for the years 2016 to 2018, upon achievement of a threshold of 80% of the company’s target operating profit metric. Additionally, Mr. Ovadia may be eligible for an over- achievement bonus of up to two and a half base monthly salaries. An annual cash bonus plan for 2019 and onward will be presented for approval at the annual shareholders meeting in 2019. Additionally, in 2016, Mr. Ovadia was granted options under our 2008 Option Plan, to purchase 400,000 of our ordinary shares at an exercise price of $5.02 per share. The options were granted under our 2008 Option Plan and vest in 16 equal quarterly installments over a four-year period so long as Mr. Ovadia serves at our company. During 2018, Mr. Ovadia was granted options to purchase 100,000 ordinary shares at an exercise price of $7.86 per share. The options were granted under our 2008 Option Plan and will vest over a period of four years so long as Mr. Ovadia continues to serve at the Company.  The options, will remain exercisable for 12 months following cessation or termination of service (other than for cause). Unvested options will immediately vest in the event of a change in control. The options will expire on the sixth anniversary of the date of the grant.

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

Compensation Committee. Under the Israeli Companies Law, publicly traded companies must establish a compensation committee, including an external director serving as chair of the compensation committee. The compensation committee must consist of at least three members, and must include all of the company’s external directors. The additional members of the compensation committee must satisfy the criteria for remuneration applicable to the external directors.

Our Compensation Committee consists of Ms. Cohen, Mr. Shkedy and Mr. Rafaeli.  All of the members of our Compensation Committee are independent directors, within the meaning of NASDAQ rules and the composition of our Compensation Committee complies with the compensation committee composition requirements of the Israeli Companies Law.

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

In addition, our Compensation Committee offers recommendations to the Board of Directors regarding equity compensation issues (with the Board also approving compensation of our executive officers), and administers our option plans, subject to general guidelines determined by our Board of Directors from time to time.  The Compensation Committee also makes recommendations to our Board of Directors in connection with the terms of employment of our chief executive officer and all other executive officers.

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

Directors’ Service Contracts

There are no arrangements or understandings with any of our directors providing for benefits upon termination of their employment or service as directors of our company or any of our subsidiaries, other than with our Chairman of the Board, Mr. Dov Baharav. Mr. Baharav’s agreement with us which was extended in May 2018 for an additional three years, stipulates that we may terminate his agreement prior to the end of its three-year term by providing Mr. Baharav with two months’ notice and an additional two months’ salary.

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

Disclosure of Personal Interests of a Controlling Shareholder; Approval of Transactions with Controlling Shareholders

The disclosure requirements that apply to an office holder also apply to a transaction in which a controlling shareholder of the company has a personal interest.  The Israeli Companies Law provides that extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and agreements relating to employment and compensation of a controlling shareholder, generally require the approval of the audit committee (or with respect to terms of office and employment, the compensation committee), the board of directors and the shareholders. Shareholders’ approval shall either include at least half of the shares held by disinterested shareholders participating in the vote, or, alternatively, the total shareholdings of disinterested shareholders voting against the transaction must not represent more than two percent of the voting rights. Agreements relating to engagement or provision of services for a period exceeding three years, must generally be approved once every three years.

For these purposes, a shareholder that holds 25% or more of the voting rights in a company is considered a controlling shareholder if no other shareholder holds more than 50% of the voting rights.

Under the Companies Regulations (Relief regarding Related Party Transactions), 5760-2000, promulgated under the Israeli Companies Law, as amended, certain extraordinary transactions between a public company and its controlling shareholder(s) do not require shareholders’ approval. In addition, under such regulations, directors’ compensation and employment arrangements in a public company do not require the approval of the shareholders if both the compensation committee and the board of directors agree that such arrangements are solely for the benefit of the company or if the directors’ compensation does not exceed the maximum amount of compensation for external directors determined by applicable regulations.  Also, employment and compensation arrangements for an office holder that is a controlling shareholder of a public company do not require shareholders’ approval if certain criteria are met. The foregoing exemptions from shareholders’ approval will not apply if one or more shareholders holding at least 1% of the issued and outstanding share capital of the company or of the company’s voting rights, objects to the use of these exemptions, provided that such objection is submitted to the company in writing not later than fourteen days from the date of the filing of a report regarding the adoption of such resolution by the company.  If such objection is duly and timely submitted, then the transaction or compensation arrangement of the directors will require shareholders’ approval as detailed above.

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

As of December 31, 2018, we had 1,012 full-time employees, including 268 employees in engineering, research and development, 441 employees in manufacturing, operations and technical support, 77 employees in marketing and sales, 120 employees in administration and finance and 106 in other departments. Of these employees, 323 were based in our facilities in Israel, 122 were employed in the U.S., 337 were employed in Latin America and 229 were employed in Asia, the Far East and other parts of the world. These numbers reflect a decrease in headcount since December 31, 2017 of 29 employees worldwide.

As of December 31, 2017, we had 1,041 full-time employees, including 251 employees in engineering, research and development, 485 employees in manufacturing, operations and technical support, 83 employees in marketing and sales, 122 employees in administration and finance and 100 in other departments. Of these employees, 313 were based in our facilities in Israel, 116 were employed in the U.S., 399 were employed in Latin America and 213 were employed in Asia, the Far East and other parts of the world. These numbers reflect a decrease in headcount since December 31, 2016 of 27 employees worldwide.

As of December 31, 2016, we had 1,068 full-time employees, including 259 employees in engineering, research and development, 512 employees in manufacturing, operations and technical support, 76 employees in marketing and sales, 125 employees in administration and finance and 96 in other departments. Of these employees, 318 were based in our facilities in Israel, 104 were employed in the U.S., 430 were employed in Latin America and 216 were employed in Asia, the Far East and other parts of the world. These numbers reflect an increase in headcount since December 31, 2015 of 31 employees worldwide.

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

Our U.S. subsidiaries sponsor a retirement plan for eligible employees.  Their 401(k) Plan is a “safe harbor” 401(k) Plan and allows eligible employees to defer compensation up to the maximum amount allowed under the current Internal Revenue Code.  As a “safe harbor” plan, our U.S. subsidiary must make a mandatory contribution to the 401(k) Plan to satisfy certain nondiscrimination requirements under the Internal Revenue Code.  This mandatory contribution is made to all eligible employees.

E.	Share Ownership

Beneficial Ownership of Executive Officers and Directors

Except for Mr. Dov Baharav, none of our directors and executive officers beneficially owns more than 1% of our outstanding shares. Mr. Baharav beneficially owns approximately 2.6% of our ordinary shares, consisting of 1,068,497 ordinary shares and options to purchase 400,000 ordinary shares exercisable within 60 days from the date of this Annual Report. Additionally, Mr. Ishay Davidi shares voting and dispositive power with Shira and Ishay Davidi Management Ltd. with respect to the shares held by the FIMI Funds, and he controls Shira and Ishay Davidi Management Ltd. as described in Item 7A – “Major Shareholders and Related Party Transactions” – “Major Shareholders”.

As of December 31, 2018, our directors and executive officers as a group (16 persons) held options to purchase 1,828,110 of our ordinary shares under our share options plans (described below), exercisable at a weighted average exercise price of $5.6 per share with expiration dates ranging from May 2020 to February 2024.

 2008 Share Incentive Plan

In October 2008, our Board of Directors adopted the 2008 Share Incentive Plan, or the 2008 Plan, for issuance of options, restricted share units, or RSUs, and other forms of equity based awards to our directors, officers, consultants and employees. The term of the 2008 Plan had been extended by an additional ten-year period, commencing in October 2015. Our Board of Directors also adopted a sub-plan to enable qualified optionees certain tax benefits under the Israeli Income Tax Ordinance. Following increases approved by our Board of Directors, the total number of ordinary shares reserved for issuance of options under the 2008 Plan is 6.1 million shares. As of December 31, 2018, we have granted options to purchase 4,630,426 ordinary shares under the 2008 Plan (excluding options that were granted and cancelled), pursuant to which1,747,016 ordinary shares have been issued as of December 31, 2018. As of December 31, 2018, we had outstanding options to purchase 2,883,410 ordinary share, with exercise prices ranging from $3.77 to $9.34 and such options expire at various times from February 2019 to August 2024. As of December 31, 2018, we have granted 1,344,686 RSUs under the 2008 Plan (excluding RSUs that were granted and canceled), pursuant to which, 1,344,686 ordinary shares have been issued as of December 31, 2018. As of December 31, 2018, we had no outstanding RSUs.

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

The 2008 Plan is administered by the Compensation Committee appointed by our Board of Directors. The Compensation Committee recommends to our Board, or in case of office holders, approves, the persons entitled to receive options and RSUs, the terms and conditions on which options or rights to purchase are granted and the number of shares subject thereto. The grants of options and RSUs are approved by our Board.

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

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares, as of March 13, 2019, by each person who we believe beneficially owns 5% or more of our outstanding ordinary shares and all of our directors and executive officers as a group.

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. The percentage ownership of each such person is based on the number of ordinary Shares outstanding as of March 13, 2019 and includes the number of ordinary shares underlying options and RSUs that are exercisable within sixty (60) days from the date of March 13, 2019.  Ordinary Shares subject to these options and RSUs are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options and RSUs, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person. The information in the table below is based on 55,242,354 Ordinary Shares outstanding as of March 13, 2019.  Each of our outstanding ordinary shares has identical rights in all respects. The information in the table below with respect to the beneficial ownership of shareholders is based on the public filings of such shareholders with the SEC through March 13, 2019 and information provided to us by such shareholders.

Name	Number of Shares	Percent
FIMI Funds (1).	18,801,865	34%
Itshak Sharon (Tshuva) (2)	3,988,624	7.2%
Mivtah Shamir Holdings Ltd. (3)	5,375,647	9.7%
Renaissance Technologies LLC., and Renaissance Technologies Holdings Corporation (4)	2,938,405	5.3%
All directors and executive officers as a group (16 persons) (5)	2,204,534	3.9%
____________________________________________________

(1)
Based on a Schedule 13D/A filed on April 7, 2016 with the SEC and information provided to our company, FIMI Opportunity IV, L.P., FIMI Israel Opportunity IV, Limited Partnership (the “FIMI IV Funds”), FIMI Opportunity V, L.P., FIMI Israel Opportunity Five, Limited Partnership (the “FIMI V Funds” and together with the FIMI IV Funds, the “FIMI Funds”), FIMI IV 2007 Ltd., FIMI FIVE 2012 Ltd., Shira and Ishay Davidi Management Ltd. and Mr. Ishay Davidi share voting and dispositive power with respect to the 18,801,865 shares held by the FIMI Funds. FIMI IV 2007 Ltd. is the managing general partner of the FIMI IV Funds.   FIMI FIVE 2012 Ltd. is the managing general partner of the FIMI V Funds. Shira and Ishay Davidi Management Ltd. controls FIMI IV 2007 Ltd. and FIMI FIVE 2012 Ltd. Mr. Ishay Davidi controls Shira and Ishay Davidi Management Ltd. and is the Chief Executive Officer of all the entities listed above. The principal business address of each of the above entities and of Mr. Davidi is c/o FIMI IV 2007 Ltd., Electra Tower, 98 Yigal Alon St., Tel-Aviv 6789141, Israel.

(2)
Based on a Schedule 13G/A filed on February 14, 2019 with the SEC by Itshak Sharon (Tshuva), Delek Group Ltd. and The Phoenix Holding Ltd and other information provided to us by such shareholders. The ordinary shares are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of the Phoenix Holding Ltd. (“the Subsidiaries”). The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions. Itshak Sharon (Tshuva) holds 3,988,624 ordinary shares as follows : (i) 45,688 ordinary shares are held by Excellence trust funds; (ii) 395,236 ordinary shares are held by certain Excellence ETF's, (iii) 303,900 ordinary shares are held by The Phoenix "nostro" accounts (iv) 3,028,996 ordinary shares are held by certain partnership that invests in Israeli securities; (v)  212,750 ordinary shares are held by a partnership that invests in shares indexes; and (vi) 2,054 ordinary shares are held by certain Excellence provident funds. The Phoenix Holding Ltd. is a majority-owned subsidiary of Delek Group Ltd.  The principal business address of Itshak Sharon (Tshuva) and Delek Investments and Properties Ltd. is 7 Giborei Israel Street, P.O.B. 8464, Netanya, 4250407, Israel. The principal business address of the Phoenix Holding Ltd. is Derech Hashalom 53, Givataim, 5345433, Israel.

(3)
Based on a Schedule 13G/A filed on April 7, 2016 by Mivtach Shamir Holdings Ltd. and information provided to us by such shareholder. The principal office of Mivtach Shamir Holdings Ltd. is 27 Habarzel Street, Tel-Aviv.

(4)	Based on Schedule 13G/A filed on February 13, 2019, with the SEC by Renaissance Technologies LLC., or RTC and Renaissance Technologies Holdings Corporation.

(5)	As of March 13, 2019, all directors and executive officers as a group (16 persons) held 1,133,530 options that are vested or that vest within 60 days of March 13, 2019.

Significant Changes in the Ownership of Major Shareholders

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

As of March 13, 2018, our major shareholders were FIMI Funds, beneficially owning 18,901,865 ordinary shares (approximately 34.4% ownership), Mivtah Shamir Holdings Ltd. beneficially owning 5,375,647 ordinary shares (approximately 9.8% ownership), Itshak Sharon (Tshuva), beneficially owning 4,479,411 ordinary shares (approximately 8.2% ownership), and Renaissance Technologies LLC. and Renaissance Technologies Holdings Corporation, together beneficially owning 2,814,930 ordinary shares (approximately 5.1% ownership).

As of March 13, 2019, our major shareholders were FIMI Funds, beneficially owning 18,801,865 ordinary shares (approximately 34% ownership), Mivtah Shamir Holdings Ltd. beneficially owning 5,375,647 ordinary shares (approximately 9.7% ownership), Itshak Sharon (Tshuva), beneficially owning 3,988,624 ordinary shares (approximately 7.2% ownership), and Renaissance Technologies LLC. and Renaissance Technologies Holdings Corporation, together beneficially owning 2,938,405 ordinary shares (approximately 5.3% ownership).

Major Shareholders Voting Rights

The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares, except to the extent that they hold more than 14% and as such, they will have a right to appoint a director, subject to certain conditions set forth in our Articles of Association.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of March 13, 2019, there were 78 holders of record of our ordinary shares, of which 53 record holders holding approximately 82.56% of our ordinary shares had registered addresses in the U.S. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees, including CEDE & Co., the nominee for the Depositary Company (the central depositary for the U.S. brokerage community), which held approximately 82.56% of our outstanding ordinary shares as of said date.

B.	Related Party Transactions

Since 2014, our Board of Directors has approved our entering into several agreements for the purchase of infrastructure, construction and services from C. Mer Industries Ltd., or C. Mer. FIMI holds approximately 36.6% of C. Mer’s share capital and our director, Ishay Davidi, is also a member of the board of directors of C. Mer, a publicly traded company (TASE). These transactions were approved by our Audit Committee and Board of Directors in accordance with the requirements of the Israeli Companies Law. In the three years ending on December 31, 2018, our total expenses related to these transactions amounted to $16.75 million.

In addition, in December 2015 we entered into a memorandum of understanding with Orbit Communication Systems, or Orbit, a publicly traded company (TASE), for development and manufacturing of antenna and related services. In August 2017, FIMI acquired approximately 33.4% of Orbit’s share capital and representatives of FIMI serve on Orbit’s board of directors. This transaction was ratified by our Audit Committee and Board of Directors in accordance with the requirements of the Israeli Companies Law.  Our total purchases received from Orbit in the period starting in August 2017 and ending on December 31, 2018 amounted to $0.7 million.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8:	FINANCIAL INFORMATION

A.	Consolidated Statements

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

In 2003, the Brazilian tax authority filed a claim against our inactive subsidiary in Brazil, SPC International Ltda, for the payment of taxes allegedly due from the subsidiary. After numerous hearings and appeals at various appellate levels in Brazil, the Superior Court and the Supreme Court in February and March 2016 ruled against the subsidiary in final non-appealable decisions. The total amount of this claim, including interest, penalties and legal fees is approximately U.S. $9 million, of which approximately U.S. $1 million is the principal.  The Brazilian tax authorities initiated foreclosure proceedings against the subsidiary and certain of its former managers. Pursuant to the court’s decision, published in March 2016, the foreclosure proceedings against the former managers were cancelled. The tax authorities appealed such decision which appeal was rejected in July 2017. This court ruling is final and is not appealable. Based on Brazilian external counsel’s opinion, we believe that the subsidiary has solid arguments to sustain its position  that further collection proceedings are barred due to statute of limitation and that the inclusion of any additional co-obligors in the tax foreclosure certificate should be barred due to the applicable statute of limitations and that the foreclosure procedures cannot legally be redirected to other group entities and managers who were not cited in the foreclosure certificate. Accordingly, we believe that the chances that such redirection will lead to a loss recognition are remote.

In 2014, our Peruvian subsidiary, GNP, initiated arbitration proceedings in Lima against the Ministry of Transport and Communications of Peru or MTC, and FITEL. The arbitration is related to the FITEL projects awarded to us in 2000-2001.  Under these projects, GNP provided fixed public telephony services in rural areas of Peru. Our subsidiary’s main claim is related to damages caused by the promotion of mobile telephony in such areas by the Peruvian government. In June 2018, the arbitration tribunal issued an arbitration award ordering MTC and FITEL to pay our subsidiary an amount of approximately U.S. $13.5 million. FITEL has applied the Superior Court in Lima to declare such award null and void, which such proceedings are currently pending.

In October 2017, the Temporary Union UGC-FUSA, a former subcontractor that we hired in connection with the Kioskos Project in Colombia, initiated an arbitration proceeding against our local subsidiary for breach of contract. The amount of the claim is approximately U.S. $6.6 million. In July 2018, our subsidiary filed its response and a counterclaim against UGC-Fusa and its insurer, Seguros del Estado. The amount of the counter claim is approximately U.S. $8 million plus interest. The arbitration is currently pending the counter parties’ filing their response. Based on legal advice, we believe that we have made adequate accruals relating to this proceeding.

In 2018, our subsidiary GNP won a government bid for the two additional regional projects for FITEL in Peru in the aggregate amount of approximately $154 million. GMC Engineering Solutions and SATEL Comunicaciones y Datos, which are two of the three entities comprising the losing bidder consortium, applied to the superior court in Lima for cancellation of the bid and obtained a preliminary injunction against the award. Although we are not a party to the main action, our subsidiary was served as an interested third party and filed its objection and preliminary defense. Currently, our subsidiary continues performing these projects. Based on advice of counsel, we believe that the appeal’s chances of success are remote.

We are also a party to various regulatory proceedings incident to our business. To the knowledge of our management, none of such proceedings is material to us or to our subsidiaries.

Dividend Policy

On the date of this Annual Report on Form 20-F our board of directors declared a cash dividend in the amount of $0.45 per share (approximately $25 million in the aggregate), payable on April 11, 2019 to shareholders of record on March 28, 2019. The dividend will be the first time that we will pay a dividend, but we have not adopted a general policy regarding the distribution of dividends and make no statements as to the distribution of dividends in the foreseeable future. The terms of some of our financing arrangements restrict us from paying dividends to our shareholders and require prior approval of certain banks which extended us loans. Israeli law limits the distribution of cash dividends to the greater of retained earnings or earnings generated over the two most recent years, in either case provided that we reasonably believe that the dividend will not render us unable to meet our current or foreseeable obligations when due. Notwithstanding the foregoing, dividends may be paid with the approval of a court, provided that there is no reasonable concern that such dividend distribution will prevent the company from satisfying its current and foreseeable obligations, as they become due. Our Articles of Association provide that no dividends shall be paid otherwise than out of our profits and that any such dividend shall carry no interest. For information regarding taxation of dividend, see ITEM 10.E – “Additional Information - Taxation - Israeli Tax Consequences of Holding Our Stock - Dividends”.

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

In March and December 2015, the Peruvian government awarded us the FITEL Regional Projects for the construction of networks, operation of the networks for a defined period and their transfer to the government, which are expected to generate aggregate revenues of $393 million to be recognized over approximately 14-15 years. In accordance with the bid conditions, we established a subsidiary in Peru, GNP, to enter into written agreements with the Peruvian government for each of the four regional projects that were awarded. In 2018, we were awarded two additional FITEL Regional Projects with expected revenues of approximately $154 million over approximately 13-15 years for the construction of networks, operation of the networks for a defined period and transfer of the transport networks to the government. See Item 4.B. – “Information on the Company – Business Overview”.

In order to guarantee our performance obligations and the down payment we received under the FITEL Regional Projects, we issued bank guarantees and surety bonds for the benefit of FITEL. The bank guarantees were issued by FIBI and HSBC through a Peruvian bank, and the surety bonds were issued by Amtrust through a Peruvian bank.

The aggregate amount of the bank guarantees issued on our behalf by HSBC and FIBI as of December 31, 2018, was approximately $98.6 million. The surety bonds issued by Amtrust on our behalf are in the amount of approximately $28.6 million. We have provided HSBC and FIBI with various pledges and have deposited approximately $29.1 million held as restricted cash as collateral for HSBC and FIBI guarantees.

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

Generally, income of Israeli companies is subject to corporate tax.  The Israeli corporate tax rate since January 1, 2018 is 23%, compared with 24% in 2017 and 25% in 2016

Israeli Tax Consequences of Holding Our Stock

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

Following enactment of the Tax Burden Law, starting January 1, 2012, the capital gains tax rate applicable to individuals upon the sale of our shares is such individual’s marginal (income) tax rate but not more than 25% (or 30% with respect to a substantial shareholder). With respect to corporate investors, the rate of capital gains tax imposed on the sale of shares is equal to the corporate tax rate, which was 25% in 2016, 24% in 2017 and 23% effective as of January 1, 2018.

Individual shareholders dealing with securities in Israel are taxed at their marginal tax rates applicable to business income (up to 48% in 2016 and up to 47% in 2017 and 2018).

In addition, as of January 1, 2013, shareholders that are individuals who have taxable income that exceeds ILS 800,000 in a tax year (linked to the CPI each year –ILS 803,520 in 2016), will be subject to an additional tax, referred to as High Income Tax, at the rate of 2% on their taxable income for such tax year which is in excess of such amount. Effective January 1, 2017, the High Income tax rate increased to 3% and its threshold was lowered to ILS 640,000 in 2017 to ILS 641,880 in 2018 and to ILS 649,560 in 2019. For this purpose taxable income will include taxable capital gains from the sale of our shares and taxable income from dividend distributions.

Dividends

Distribution of dividend income, other than bonus shares (stock dividends), to Israeli residents holding our ordinary shares is generally subject to income tax at a rate of 25% for individuals and 30% for a substantial individual shareholder. Israeli resident corporations are exempt from income tax on dividends, provided the dividend was paid out of income generated in Israel.

Generally, dividends distributed from taxable income accrued during the period of benefits of Approved Enterprise are taxable at a rate of 15% and dividends distributed from taxable income accrued during the period of benefits of a Benefitted Enterprise, are taxable at the rate of 15%, if the dividend is distributed during the tax benefit period, or within an additional 12 years after the lapse of that period.

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

We were eligible under the terms of minimum qualification investment and elected 2011 to have the tax benefits apply.

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

Benefits under the 2011 and 2016 Amendments

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

Passive Foreign Investment Companies

We believe that we were not a PFIC for U.S. federal income tax purposes for the taxable year of 2018. However, since PFIC status depends upon the composition of our income and assets and the market value of our assets from time to time, there can be no assurance that our analysis prevails or that we will not be considered a PFIC for any future taxable year. If we were a PFIC for any taxable year during which a U.S. Holder owned ordinary shares, certain adverse consequences could apply to the U.S. Holder. Specifically, unless a U.S. Holder makes one of the elections mentioned below, gain recognized by the U.S. Holder on a sale or other disposition of ordinary shares would be allocated ratably over the U.S. Holder’s holding period for the ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability. Further, any distribution in excess of 125% of the average of the annual distributions received by the U.S. Holder on our ordinary shares during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation as described immediately above. Certain elections (such as a mark-to-market election or a QEF election) may be available to U.S. Holders and may result in alternative tax treatment. U.S. Holders should consult their tax advisors as to the availability and consequences of a mark-to-market election or a QEF election with respect to their ordinary shares.

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

The following sensitivity analysis illustrates the impact on our non-dollar net monetary liabilities assuming an instantaneous 10% change in foreign currency exchange rates from year-end levels, with all other variables held constant. At December 31, 2018, a 10% strengthening of the U.S. dollar versus other currencies would have resulted in a decrease of approximately $0.6 million in our net monetary liabilities, while a 10% weakening of the dollar versus all other currencies would have resulted in an increase of approximately $0.8 million in our net monetary liabilities.

During the year ended December 31, 2018, we recognized a net loss of $1.1 million related to the effective portion of our hedging instruments. The effective portion of the hedged instruments was included as an offset or addition to payroll expenses in the statement of operations. The ineffective portion of the hedged instrument during the year ended December 31, 2018 was immaterial and was recorded as financial expenses, net.

As of December 31, 2018, the fair value of the liabilities of the outstanding forward contracts that meet the requirement for hedge accounting was $0.3 million. There are no outstanding forward contracts that did not meet the requirement for hedge accounting.

ITEM 12:	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

 Not applicable.
PART II

ITEM 13:	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14:	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15:	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended) as of December 31, 2018, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the rules of the Securities and Exchange Commission.

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

Our management assessed the effectiveness of our internal control over financial reporting, as of December 31, 2018.  In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on that assessment, our management concluded that as of December 31, 2018, our internal control over financial reporting is effective.

The effectiveness of management’s internal control over financial reporting as of December 31, 2018 has been audited by our company’s independent registered public accountants, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global. The report, which expresses an unqualified opinion on our company’s internal control over financial reporting, is included with our consolidated financial statements included elsewhere in this annual report.

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

We have adopted a Code of Ethics for executive and financial officers that also applies to all of our employees.  The Code of Ethics is publicly available on our website at www.gilat.com. Written copies are available upon request.  If we make any substantive amendments to the Code of Ethics or grant any waivers, including any implicit waiver, from a provision of this code to our chief executive officer, chief financial officer or corporate controller, we will disclose the nature of such amendment or waiver on our website. Our Code of Ethics includes a whistleblower policy which provides an anonymous means for employees to communicate with various bodies within our company, including our Audit Committee.

ITEM 16C:            PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Billed or Expected to be Billed by Independent Auditors

The following table sets forth, for each of the years indicated, the fees billed or expected to be billed to us by our independent auditors and the percentage of each of the fees out of the total amount billed or expected to be billed by the auditors.

	Year Ended December 31,
	2018		2017
Services Rendered	Fees (in thousands)	Percentages	Fees (in thousands)	Percentages
Audit fees (1)	$670	79.48%	$691	88.57%
Tax fees (2)	$75	8.90%	$38	4.93%
Other (3)	$98	11.62%	$51	6.50%
Total	$843	100%	$780	100%

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

(3)
Other fees are fees for professional services other than audit or tax related fees, rendered in connection with our business activities; such fees in 2018 were mainly related to implementation of new accounting systems and in 2017 were mainly related to implementation of new accounting standards.

Policies and Procedures

Our Audit Committee has adopted a policy and procedures for the approval of all audit and non-audit services rendered by our principal accountants, Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global and other members of Ernst & Young Global.  The policy generally requires the Audit Committee’s approval of the scope of the engagement of our principal accountants or on an individual engagement basis.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E:	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In the year ended December 31, 2018, neither we nor any affiliated purchaser purchased any of our securities.

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

We have elected to follow Israeli law and practice instead of the requirements of Listing Rule 5600 Series, as described below:

•
The requirement to obtain shareholder approval for the establishment or material amendment of certain equity based compensation plans and arrangements, under which shares may be acquired by officers, directors, employees or consultants. Under Israeli law and practice, the approval of the board of directors is required for the establishment or material amendment of such equity based compensation plans and arrangements. However, any equity based compensation arrangement with a director or the Chief Executive Officer or the material amendment of such an arrangement must be approved by our Compensation Committee, Board of Directors and shareholders, in that order.

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

4.10
Amendment No. 6 to Gilat Satellite Networks Ltd. 2008 Share Incentive Plan (including the Israeli Sub-plan to the Gilat Satellite Networks Ltd. 2008 Share Incentive Plan) as adopted on February 12, 2018 previously filed as Exhibit 4.10 to our Annual Report on Form 20-F for the fiscal year ending December 31, 2017, which Exhibit is incorporated herein by reference.

4.11
Amendments No. 7, 8 and 9 to Gilat Satellite Networks Ltd. 2008 Share Incentive Plan (including the Israeli Sub-plan to the Gilat Satellite Networks Ltd. 2008 Share Incentive Plan) as adopted on August 6, 2018, February 11, 2019 and February 12, 2019 respectively.

4.12
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

4.17
English translation of the Financing Agreement between the FITEL and Gilat Networks Peru S.A. dated June 2018, for the Installation of Broadband for Comprehensive Connectivity and Social Development of the Amazonas Region.

4.18
English translation of the Financing Agreement between the FITEL and Gilat Networks Peru S.A. dated June 2018, for the Installation of Broadband for Comprehensive Connectivity and Social Development of the Ica Region.

4.19
English translation of the Tenth Addendum to the Financing Agreement between the FITEL and Gilat Networks Peru S.A. for the Project for The Installation of Broadband for the Comprehensive Connectivity and Social Development of the Cusco Region, dated December 20, 2018.

4.20
English translation of the Fourteenth Addendum to the Financing Agreement between the FITEL and Gilat Networks Peru S.A. for the Project for The Installation of Broadband for the Comprehensive Connectivity and Social Development of the Ayacucho Region, dated February 12, 2018.

4.21
English translation of the Fifteenth Addendum to the Financing Agreement between the FITEL and Gilat Networks Peru S.A. for the Project for the Installation of Broadband for the Comprehensive Connectivity and Social Development of the Apurímac Region, dated February 12, 2018.

4.22
English translation of the Fifteenth Addendum to the Financing Agreement between the FITEL and Gilat Networks Peru S.A. for the Project for the Installation of Broadband for the Comprehensive Connectivity and Social Development of the Huancavelica Region, dated February 12, 2018.

4.23
English translation of the Sixteenth Addendum to the Financing Agreement between the FITEL and Gilat Networks Peru S.A. for the Project for the Installation of Broadband for the Comprehensive Connectivity and Social Development of the Huancavelica Region, dated March 7, 2019.

4.24
English translation of the Sixteenth Addendum to the Financing Agreement between the FITEL and Gilat Networks Peru S.A. for the Project for the Installation of Broadband for the Comprehensive Connectivity and Social Development of the Apurímac Region, dated March 8, 2019.

4.25
English translation of the Fifteenth Addendum to the Financing Agreement between the FITEL and Gilat Networks Peru S.A. for the Project for the Installation of Broadband for the Comprehensive Connectivity and Social Development of the Ayacucho Region, dated March 8, 2019.

4.26
Copy of Deed of Indemnity dated May 20, 2015 and Deed of Consent dated December 29, 2015, both entered into between Gilat Satellite Networks Ltd. and Amtrust Europe Limited. Previously filed as Exhibit 4.11 to our Annual Report on Form 20-F for the fiscal year ending December 31, 2015, which Exhibit is incorporated herein by reference.

4.27
Copy of Memorandum of Understanding and amendment thereto dated December 28, 2015 and January 28 2016, respectively, entered between Gilat Networks Peru SA, and Amtrust Insurance Spain, SL. Previously filed as Exhibit 4.12 to our Annual Report on Form 20-F for the fiscal year ending December 31, 2015, which Exhibit is incorporated herein by reference.

4.28
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

4.29
Summary in English of the material provisions of the agreement between Gilat Satellite Networks Ltd. and HSBC, dated December 18, 2016.  Previously filed as Exhibit 4.17 to our Annual Report on Form 20-F for the fiscal year ending December 31, 2016, which Exhibit is incorporated herein by reference.

4.30
Form of Indemnity Letter entered by and between Gilat Satellite Networks Ltd. and its officers and Directors, approved by the shareholders as of January 4, 2018 previously filed as Exhibit 4.20 to our Annual Report on Form 20-F for the fiscal year ending December 31, 2017, which Exhibit is incorporated herein.

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

Date: March 18, 2019

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCUNTING FIRM

To the Shareholders and Board of Directors of

GILAT SATELLITE NETWORKS LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Gilat Satellite Networks Ltd. ("the Company") and its subsidiaries as of December 31, 2018 and 2017, the related consolidated statements of comprehensive income (loss), shareholders' equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 18, 2019 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

We have served as the Company's auditor since 2000.
Tel-Aviv, Israel
 March 18 , 2019

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

Gilat Satellite Networks Ltd.

Opinion on Internal Control over Financial Reporting

We have audited Gilat Satellite Networks Ltd. ("the Company") and its subsidiaries' internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, the Company and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2018 and 2017, the related consolidated statements of comprehensive income (loss), shareholders' equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes, and our report dated March 18, 2019 expressed an unqualified opinion thereon.

Basis for Opinion

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

/s/ KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

Tel-Aviv, Israel
 March 18  2019

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2018	2017
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$67,381	$52,957
Restricted cash	32,305	29,288
Restricted cash held by trustees	4,372	4,325
Trade receivables, net	47,164	50,053
Contract assets	47,760	58,789
Inventories	21,109	28,853
Other current assets	26,022	19,415

Total current assets	246,113	243,680

LONG-TERM ASSETS:
Restricted cash	146	187
Severance pay funds	6,780	8,188
Deferred tax asset	4,127	861
Other receivables	7,276	7,217

Total long-term assets	18,329	16,453

PROPERTY AND EQUIPMENT, NET	84,403	82,246

INTANGIBLE ASSETS, NET	2,434	5,709

GOODWILL	43,468	43,468

Total assets	$394,747	$391,556

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2018	2017
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of long-term loans	$4,458	$4,479
Trade payables	24,636	33,715
Accrued expenses	67,533	75,270
Advances from customers and deferred revenues	29,133	16,721
Advances from customers held by trustees	-	1,416
Other current liabilities	14,588	20,044

Total current liabilities	140,348	151,645

LONG-TERM LIABILITIES:
Loans, net of current maturities	8,098	12,582
Accrued severance pay	6,649	7,999
Other liabilities	580	1,008

Total long-term liabilities	15,327	21,589

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Share capital - Ordinary shares of NIS 0.2 par value: Authorized: 90,000,000 shares at December 31, 2018 and 2017; Issued and outstanding: 55,176,107 and 54,737,267 shares at December 31, 2018 and 2017, respectively	2,625	2,601
Additional paid-in capital	924,856	921,726
Accumulated other comprehensive loss	(5,380)	(3,046)
Accumulated deficit	(683,029)	(702,959)

Total shareholders' equity	239,072	218,322

Total liabilities and shareholders' equity	$394,747	$391,556

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2018	2017	2016
Revenues:
Products	$173,966	$214,522	$214,291
Services	92,425	68,234	65,260

Total revenues	266,391	282,756	279,551

Cost of revenues:
Products	121,147	153,167	162,563
Services	51,207	47,094	41,498

Total cost of revenues	172,354	200,261	204,061

Gross profit	94,037	82,495	75,490

Operating expenses:
Research and development, net	33,023	28,014	24,853
Selling and marketing	22,706	23,759	23,411
General and administrative	17,024	19,861	26,471

Total operating expenses	72,753	71,634	74,735

Operating income	21,284	10,861	755

Financial expenses, net	4,298	4,307	4,843

Net income (loss) before taxes on income	16,986	6,554	(4,088)
Taxes on income (tax benefit)	(1,423)	(247)	1,252

Net income (loss)	$18,409	$6,801	$(5,340)

Total earnings (loss) per share:
Basic	$0.34	$0.12	$(0.10)
Diluted	$0.33	$0.12	$(0.10)

Weighted average number of shares used in computing earnings (loss) per share:
Basic	54,927,272	54,680,822	51,970,458
Diluted	55,752,642	54,851,967	51,970,458

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands

	Year ended December 31,
	2018	2017	2016

Net income (loss)	$18,409	$6,801	$(5,340)

Other comprehensive income (loss):
Foreign currency translation adjustments	(1,845)	(95)	514
Change in unrealized gain (loss) on hedging instruments, net	(1,548)	1,419	396
Less - reclassification adjustments for net loss (gain) realized and included in income (loss) on hedging instruments, net	1,059	(1,146)	(407)

Total other comprehensive income (loss)	(2,334)	178	503

Comprehensive income (loss)	$16,075	$6,979	$(4,837)

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Number of Ordinary shares	Share capital		Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total shareholders' equity

Balance as of January 1, 2016	44,333,047	$2,048		$884,126	$(3,727)	$(704,365)	$178,082

Issuance of shares in a rights offering, net of issuance costs	9,874,170	525		34,560	-	-	35,085
Issuance of restricted share units (RSUs)	214,350	11		-	-	-	11
Stock-based compensation of options and RSUs	-	-		908	-	-	908
Exercise of stock options	171,100	9		568	-	-	577
Comprehensive income (loss)	-	-		-	503	(5,340)	(4,837)

Balance as of December 31, 2016	54,592,667	2,593		920,162	(3,224)	(709,705)	209,826

Effect of adoption of ASU 2016-09	-	-		55	-	(55)	-
Issuance of restricted share units (RSUs)	8,100	*	)	-	-	-	*	)
Stock-based compensation of options and RSUs	-	-		856	-	-	856
Exercise of stock options	136,500	8		653	-	-	661
Comprehensive income	-	-		-	178	6,801	6,979

Balance as of December 31, 2017	54,737,267	2,601		921,726	(3,046)	(702,959)	218,322

Effect of adoption of ASC 606	-	-		-	-	1,521	1,521
Stock-based compensation of options	-	-		1,006	-	-	1,006
Exercise of stock options	438,840	24		2,124	-	-	2,148
Comprehensive income (loss)	-	-		-	(2,334)	18,409	16,075

Balance as of December 31, 2018	55,176,107	$2,625		$924,856	$(5,380)	$(683,029)	$239,072

*)          Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2018	2017	2016

Cash flows from operating activities:

Net income (loss)	$18,409	$6,801	$(5,340)

Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	13,149	13,140	13,108
Capital loss (gain) from disposal of property and equipment	275	245	(88)
Stock-based compensation of options and RSUs	1,006	856	908
Accrued severance pay, net	57	118	(267)
Exchange rate differences on long-term loans	(34)	186	(43)
Deferred income taxes, net	(3,672)	189	4
Decrease (increase) in trade receivables, net	2,061	(2,512)	4,127
Decrease (increase) in contract assets	11,029	(17,076)	(41,713)
Increase in other assets and receivables	(4,917)	(9,147)	(2,966)
Decrease (increase) in inventories	5,743	(10,763)	2,221
Increase (decrease) in trade payables	(8,926)	4,087	12,454
Increase (decrease) in accrued expenses	(7,206)	19,633	30,149
Increase (decrease) in advances from customers and deferred revenues	12,433	(20,858)	(50,008)
Decrease in advances from customers held by trustees	(1,478)	(6,185)	(18)
Increase (decrease) in other liabilities	(5,912)	4,063	593

Net cash provided by (used in) operating activities	32,017	(17,223)	(36,879)

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2018	2017	2016

Cash flows from investing activities:

Purchase of property and equipment	(10,759)	(3,692)	(4,307)

Net cash used in investing activities	(10,759)	(3,692)	(4,307)

Cash flows from financing activities:

Capital lease payments	-	-	(309)
Issuance of shares in a rights offering, net of issuance costs	-	-	35,085
Proceeds from exercise of stock option and restricted stock units	2,149	661	588
Short-term bank credit and loans, net	-	-	(7,000)
Repayment of long-term loans	(4,470)	(4,673)	(4,443)

Net cash provided by (used in) financing activities	(2,321)	(4,012)	23,921

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(1,490)	51	981

Increase (decrease) in cash, cash equivalents and restricted cash	17,447	(24,876)	(16,284)

Cash, cash equivalents and restricted cash at the beginning of the year	86,757	111,633	127,917

Cash, cash equivalents and restricted cash at the end of the year	$104,204	$86,757	$111,633

Supplementary disclosure of cash flows activities:

(1) Cash paid during the year for:

Interest	$303	$906	$1,448

Income taxes	$3,900	$2,410	$2,105

(2) Non-cash transactions:

Purchases of property and equipment that were not paid for and reclassification from inventories to property and equipment	$2,307	$5,710	$2,452

Reclassification from property and equipment to inventories	$343	$129	$733

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1: -	GENERAL

a.	Organization:

Gilat Satellite Networks Ltd. and its subsidiaries (the “Company”) is a global provider of satellite-based broadband communications. The Company designs and manufactures ground-based satellite communications equipment, and provides comprehensive solutions and end-to-end services, powered by its technology. The Company’s portfolio comprises a cloud based satellite network platform, very small aperture terminals ("VSATs"), amplifiers, high-speed modems, on-the-move antennas and high power solid-state power amplifiers ("SSPAs") and block up converters (“BUCs”). The Company’s solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety. The Company also provides connectivity services, internet access and telephony, to enterprise, government and residential customers utilizing both its own networks, and also other networks that it installs, mainly based on Build Operate Transfer (“BOT”) contracts. The Company also provides managed network services over VSAT networks owned by others.

The Company was incorporated in Israel in 1987 and launched its first generation VSAT in 1989.

Through December 31, 2017, the Company’s business was managed and reported in three business segments: Commercial, Mobility and Services. Commencing January 1, 2018, in order to more accurately reflect management focus, organizational alignment, the Company’s customer base and end markets, the Company operates in three new business segments consisting of Fixed Networks, Mobility and Terrestrial Infrastructure Projects. See Note 13 for additional information.

b.
The Company depends on a major suppliers to supply certain components and services for the production of its products or providing services. If these suppliers fail to deliver or delay the delivery of the necessary components or services, the Company will be required to seek alternative sources of supply. A change in suppliers could result in manufacturing delays or services delays which could cause a possible loss of sales and additional incremental costs and, consequently, could adversely affect the Company's results of operations and financial position.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: -       SIGNIFICANT ACCOUNTING POLICIES

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

The majority of the revenues of Gilat Satellite Networks Ltd. and certain of its subsidiaries are generated in U.S. dollars ("dollar") or linked to the dollar. In addition, a substantial portion of Gilat Satellite Networks Ltd. and certain of its subsidiaries' costs are incurred in dollars. The Company's management believes that the dollar is the primary currency of the economic environment in which Gilat Satellite Networks Ltd. and certain of its subsidiaries operate. Thus, the functional and reporting currency of Gilat Satellite Networks Ltd. and certain of its subsidiaries is the dollar.

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

The consolidated financial statements include the accounts of Gilat Satellite Networks Ltd. and its subsidiaries in which the Company has a controlling voting interest and entities consolidated under the variable interest entities ("VIE") provisions of ASC 810, "Consolidation" ("ASC 810"). Inter-company balances and transactions have been eliminated upon consolidation.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Most of the activity of the subsidiary in Colombia ("Gilat Colombia") consists of operating subsidized projects for the Colombian Ministry of Information Technologies and Communications ("Ministry of ITC") through its "Dirección de Conectividad", or DirCon (formerly known as Compartel Program). Gilat Colombia was awarded a few projects from the Ministry of ITC, the latest of which was awarded in 2013, and was further extended several times in 2017 and 2018, and is scheduled to be completed in the second quarter of 2019.

As required in the bid documents for the Ministry of ITC projects, the Company established trusts (the "Trusts") and entered into governing trust agreements for each project (collectively, the "Trust Agreements"). The Trusts were established for the purpose of holding the network equipment, processing payments to subcontractors, and holding the funds received through the subsidy from the government until they are released in accordance with the terms of the subsidy and paid to Gilat Colombia. The Trusts are a mechanism to allow the Colombian government to review amounts to be paid with the subsidy and verify that such funds are used in accordance with the transaction document and the terms of the subsidy. Gilat Colombia generates revenues both from the subsidy, as well as from the use of the network that it operates.

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

The cash held by the Trusts is consolidated within the financial statements of the Company and classified as Restricted cash held by trustees. The advances from customers received by the Trusts are consolidated within the financial statements of the Company and classified as Advances from customers held by trustees.

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

Short-term restricted cash is either invested in bank deposits, which mature within one year, or in short-term highly liquid investments that are restricted to withdrawals or use. As of December 31, 2018, the vast majority of this amount was linked to the dollar. Such deposits are used as collateral for performance and advance payment guarantees to customers, surety bonds and the lease of some of the Company’s offices, and bear weighted average interest rates of 2.36% and 1.23% as of December 31, 2018 and 2017, respectively.

Long-term restricted cash is primarily invested in bank deposits, which mature after more than one year. As of December 31, 2018, the amount is linked to currencies other than the dollar. It bears annual weighted average interest rates of 6.54% and 7.94% as of December 31, 2018 and 2017, respectively. Such deposits are used as collateral for performance guarantees to customers and the lease of some of the Company's offices.

f.	Restricted cash held by trustees:

As of December 31, 2018 and 2017, restricted cash held by trustees is invested in a savings bank account linked to the Colombian Peso. The restricted cash is being released based upon performance milestones as stipulated in the agreements with the Ministry of ITC (see Note 2c).

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

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets as follows:

Years

Buildings	50
Computers, software and electronic equipment	2 - 10
Office furniture and equipment	3 - 15
Vehicles	4 - 7

Leasehold improvements are amortized by the straight-line method over the term of the lease or the estimated useful life of the improvements, whichever is shorter.

Rental income generated from office spaces leased to others is included in general and administrative expenses.

Network equipment leased to others under operating leases is carried at cost less accumulated depreciation and depreciated using the straight-line method over the useful life of the assets of  between 2 to 5 years. The Company has accounted for its assets which are under a capital lease arrangement in accordance with ASC 840 "Leases" ("ASC 840"). Accordingly, assets under a capital lease are stated as assets of the Company on the basis of ordinary purchase prices (without the financing component), and depreciated according to the usual depreciation rates applicable to such assets. The lease payments payable in forthcoming years, net of the interest component included in them, are included in liabilities. The interest in respect of such amounts is accrued on a current basis and is charged to earnings.

i.	Intangible assets:

Intangible assets subject to amortization are initially recognized based on the fair value allocated to them, and subsequently stated at amortized cost. The assets are amortized over their estimated useful lives using the straight-line method over an estimated period during which benefits are expected to be received, in accordance with ASC 350, "Intangible - Goodwill and Other" ("ASC 350") as follows:

Years

Technology	7.9
Customer relationships	6.8
Marketing rights and patents	12.1

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Impairment of long-lived assets:

The Company's long-lived assets and identifiable intangible assets that are subject to amortization are reviewed for impairment in accordance with ASC 360, "Property, Plant and Equipment" ("ASC 360"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

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

In the years ended December 31, 2018 and 2017, no impairments of long-lived assets were recorded.

k.         Goodwill:

Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired. Under ASC 350, goodwill is not amortized, but rather is subject to an annual impairment test. Goodwill is tested for impairment at the reporting unit level by comparing the fair value of the reporting unit with its carrying value. The Company performs its annual impairment analysis of goodwill in the fourth quarter of the year and whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable.

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

In the years ended December 31, 2018 and 2017, following an improvement in the Mobility segment results, the Company performed a qualitative assessment and concluded that it is not more likely than not that the fair value of the reporting units is less than their carrying amounts and accordingly it is unnecessary to perform the two-step quantitative goodwill impairment test.

In the year ended December 31, 2016, the Company performed both qualitative and quantitative assessments and concluded that no impairment of goodwill was required to be recorded.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Contingencies:

The Company is currently involved in various claims and legal proceedings. The Company reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss.

m.	Revenue recognition:

The Company generates revenues mainly from the sale of products (including construction of networks), satellite-based communication networks services and from providing connectivity, internet access and telephony services. The Company sells its products and services to enterprises, government and residential customers under large-scale contracts that utilize both the Company's networks and other networks that the Company installs, mainly based on BOT contracts. These large‑scale contracts sometimes involve the installation of thousands of VSATs or massive fiber-optic and microwave networks. Sale of products includes mainly the sale of VSATs, hubs, SSPAs, low-profile antennas, on-the-move/on-the-pause terminals, and construction and installation of large-scale networks based on BOT contracts. Sale of services includes access to and communication via satellites ("space segment"), installation of equipment, telephone services, internet services, consulting, on-line network monitoring, network maintenance and repair services. The Company sells its products primarily through its direct sales force and indirectly through resellers or system integrators. Sales consummated by the Company's sales force and sales to resellers or system integrators are considered sales to end-users.

The Company recognizes revenue when (or as) it satisfies performance obligations by transferring promised products or services to its customers in an amount that reflects the consideration the Company expects to receive. The Company applies the following five steps: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when a performance obligation is satisfied. See Note 2z for additional information.

If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on a relative standalone selling price (“SSP”) basis. The Company establishes SSP based on management judgment, considering internal factors such as margin objectives, pricing practices and historical sales.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Consideration from contracts that is assessed as not being probable of collection is not recognized as revenue until the contract is completed and cash is received. Collectability is re-assessed when there is a significant change in facts or circumstances. The Company’s assessment of collectability considers whether it may limit its exposure to credit risk through its right to stop transferring additional service in the event the customer is delinquent as well as certain contract terms such as down payments that reduce its exposure to credit risk.

Revenue from the sale of equipment is recognized at a point in time, once the customer has obtained control over the items purchased. When significant acceptance provisions are included in the arrangement, the Company defer recognition of the revenue until the acceptance occurs. The Company generally does not grant a right of return to its customers. Revenue from periodic services is recognized ratably over the term the services are rendered. Revenue from other services is recognized upon their completion.

Revenues from contracts under which the Company provides significant construction to the customer's specifications (mostly governmental projects) are generally recognized over time because of continuous transfer of control to the customer. This continuous transfer of control to the customer is supported by clauses in the contract that allow the customer to unilaterally terminate the contract for convenience, pay the Company for costs incurred plus a reasonable profit and take control of any work in process. The Company generally uses the cost-to-cost measure of progress for its contracts because it best depicts the transfer of control to the customer, which occurs as it incurs costs on the contracts. Under the cost-to-cost measure of progress, the extent of progress towards completion is measured based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligation. Revenues are recorded proportionally as costs are incurred. Costs to fulfill include labor, materials and subcontractors’ costs and other direct and allocated indirect costs. When estimates of total costs to be incurred exceed total estimates of revenue to be earned on the uncompleted contracts, a provision for the entire loss on the contract is recognized in the period the loss is identified.

Under the typical payment terms of government fixed-price contracts, the customer pays the Company milestones-based payments. Those payments are based on quantifiable measures of performance or on the achievement of specified events or milestones. Because those payments are due upon completion of those milestones, they may result in revenue recognized in excess of billings and are presented as part of contract assets on the balance sheet.

Amounts recognized as revenue and which the Company has unconditional right to receive are classified as trade receivables on the balance sheet.

Revenue from products under lease contracts is recognized in accordance with ASC 840 upon installation or upon delivery, in cases where the customer obtains its own or other's installation services. The net investments in sales-type leases are discounted at the interest rates implicit in the leases. The present values of payments due under sales-type lease contracts are recorded as revenue at the time of shipment or installation, as appropriate.

Future interest income is deferred and recognized over the related lease term as financial income.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Deferred revenue and advances from customers are recorded when the Company receives payments from customers before performance obligations have been performed. Deferred revenue is recognized as revenue as (or when) the Company performs the performance obligation under the contract.

For information regarding disaggregated revenues, please refer to Note 13.

The Company pays sales commissions to sales and marketing and certain management personnel based on their attainment of certain predetermined sales goals. Sales commissions earned by its employees are considered incremental and recoverable costs of obtaining a contract with a customer. Sales commissions are capitalized and amortized upon recognition of the related revenue, consistently with the transfer to the customer of the goods or services to which they relate. Amortization expenses related to these costs are mostly included in sales and marketing expenses in the accompanying consolidated statements of operations.

n.	Selling and marketing expenses:

Selling and marketing expenses include shipping expenses in the amounts of $1,303, $1,225 and $1,367 for the years ended December 31, 2018, 2017 and 2016, respectively.

Advertising costs are expensed as incurred. Advertising expenses amounted to $247, $204, and $243 for the years ended December 31, 2018, 2017 and 2016, respectively.

o.	Warranty costs:

Generally, the Company provides product assurance warranties for periods between twelve to twenty four months at no extra charge that covers the compliance of the products with agreed-upon specifications. A provision is recorded for estimated warranty costs based on the Company's experience. Warranty expenses amounted to $591, $323 and $704 for the years ended December 31, 2018, 2017 and 2016, respectively.

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

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q.	Research and development grants:

The Company receives royalty-bearing and non-royalty-bearing grants from the Government of Israel and from other funding sources, for approved research and development projects. These grants are recognized at the time the Company is entitled to such grants on the basis of the costs incurred or milestones achieved as provided by the relevant agreement and included as a deduction from research and development expenses.

Research and development grants deducted from research and development expenses amounted to $1,426, $1,419 and $1,624 for the years ended December 31, 2018, 2017 and 2016, respectively.

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

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Effective as of January 1, 2017, the Company adopted Accounting Standards Update 2016-09, "Compensation-Stock Compensation (Topic 718)" ("ASU 2016-09") on a modified, retrospective basis. ASU 2016-09 permits entities to make an accounting policy election related to how forfeitures will impact the recognition of compensation cost for stock - based compensation: to estimate the total number of awards for which the requisite service period will not be rendered or to account for forfeitures as they occur. Upon adoption of ASU 2016-09, the Company elected to change its accounting policy to account for forfeitures as they occur. The change was applied on a modified, retrospective basis with a cumulative effect adjustment to retained earnings of $55 (which increased the accumulated deficit) as of January 1, 2017.

s.	Income taxes:

The Company accounts for income taxes in accordance with ASC 740, "Income Taxes" ("ASC 740"). ASC 740 prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between the financial reporting and the tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that a portion or all of the deferred tax assets will not be realized.

ASC 740 contains a two-step approach to recognizing and measuring a liability for uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement.

The Company classifies interest and penalties on income taxes as financial expenses and general and administrative expenses, respectively.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

t.	Concentrations of credit risks:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term and long-term restricted cash, restricted cash held by trustees trade receivables and contract assets.

The majority of the Company's cash and cash equivalents are invested in dollars with major banks in Israel, the United States and South America. Generally, these cash and cash equivalents may be redeemed upon demand and therefore, management believes that they bear low risk.

The majority of the Company's short-term and long-term restricted cash are invested in dollars with major banks in Israel. The Company is generally entitled to receive the restricted cash based upon actual performance of its projects.

The Company also has restricted cash held by trustees, which is invested in Colombian Pesos with major banks in Colombia. As of December 31, 2018, restricted cash held by the trustees amounted to $4,372. The Company is entitled to receive the restricted cash held by the trustee in stages based upon operational milestones. The cash held in the Trusts is reflected in the Company's consolidated balance sheet as Restricted cash held by trustees.

Trade receivables and contract assets of the Company are mainly derived from sales to major customers located in North, South and Central America, Europe and Asia. The Company performs ongoing credit evaluations of its customers and obtains letters of credit and bank guarantees for certain receivables. An allowance for doubtful accounts is determined with respect to specific debts that the Company has determined to be doubtful of collection. As of December 31, 2018 and 2017 the Company has recorded a provision for doubtful accounts in the amounts of $3,202 and $3,896, respectively.

The Company has recorded a net expense (income) from bad debts in the amount of ($376),  $2,231 and $6,222 for the years ended December 31, 2018, 2017 and 2016, respectively.

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

Severance pay expenses for the years ended December 31, 2018, 2017 and 2016, amounted to $3,138, $2,819 and $2,577, respectively.

401(k) profit sharing plans:

The Company has a number of savings plans in the United States that qualify under Section 401(k) of the current Internal Revenue Code as a "safe harbor" plan. The Company must make a mandatory contribution to the 401(k) plan to satisfy certain nondiscrimination requirements under the Internal Revenue Code. This mandatory contribution is made to all eligible employees. The contribution costs for all the plans were $479, $411 and $357 for the years ended December 31, 2018, 2017 and 2016, respectively.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

v.	Fair value of financial instruments:

The Company applies ASC 820, "Fair Value Measurements and Disclosures" ("ASC 820"). Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., "the exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

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

The carrying amounts of cash and cash equivalents, restricted cash, trade receivables, contract assets, other current assets, trade payables, accrued expenses and other current liabilities approximate their fair value due to the short-term maturities of such instruments.

Based on the borrowing rates currently available to the Company for bank loans with similar terms and maturities, the Company estimates that the carrying value of its long-term debt approximates their fair value.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company measured the fair value of the forward contracts in accordance with ASC 820 and classified them as Level 2. Forward contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

w.	Earnings (loss) per share:

In accordance with ASC 260, "Earnings per Share", basic earnings (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each period. Diluted earnings (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each period, plus dilutive potential Ordinary shares considered outstanding during the period. The total weighted average number of shares related to the outstanding options excluded from the calculations of diluted earnings (loss) per share, as they would have been anti-dilutive, was 573,552, 1,627,552 and 2,227,150 for the years ended December 31, 2018, 2017 and 2016, respectively.

x.	Derivatives and hedging activities:

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

The Company entered into forward and cylinder option contracts to hedge against the risk of changes in future cash flow from payments of payroll and related expenses denominated in New Israeli Shekels ("NIS").

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

y.	Comprehensive income (loss):

The Company accounts for comprehensive income (loss) in accordance with ASC 220, "Comprehensive Income". Comprehensive income (loss) generally represents all changes in shareholders' equity during the period except those resulting from investments by, or distributions to, shareholders. The Company determined that its items of other comprehensive income (loss) relate to unrealized gains and losses on forward contracts and foreign currency translation adjustments.

The following tables shows the components of accumulated other comprehensive income (loss), as of December 31, 2018 and 2017:

	Year ended December 31, 2018
	Foreign currency translation adjustments	Unrealized gains (losses) on cash flow hedges	Total

Beginning balance	$(3,217)	$171	$(3,046)

Other comprehensive loss before reclassifications	(1,845)	(1,548)	(3,393)
Amounts reclassified from accumulated other comprehensive income	-	1,059	1,059

Net current-period other comprehensive loss	(1,845)	(489)	(2,334)

Ending balance	$(5,062)	$(318)	$(5,380)

	Year ended December 31, 2017
	Foreign currency translation adjustments	Unrealized gains (losses) on cash flow hedges	Total

Beginning balance	$(3,122)	$(102)	$(3,224)

Other comprehensive income before reclassifications	(95)	1,419	1,324
Amounts reclassified from accumulated other comprehensive income	-	(1,146)	(1,146)

Net current-period other comprehensive income (loss)	(95)	273	178

Ending balance	$(3,217)	$171	$(3,046)

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

z.	Recently adopted accounting pronouncements:

1.
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers (“Topic 606”). The standard replaced the revenue recognition guidance in U.S. GAAP under Topic 605, and was required to be applied retrospectively to each prior period presented, or applied using a modified retrospective method with the cumulative effect recognized in the opening balance of the accumulated deficit during the period of initial application. Subsequently, the FASB issued several additional ASUs related to ASU No. 2014-09, collectively they are referred to as the “new revenue standards”, which became effective for the Company beginning January 1, 2018.

On January 1, 2018, the Company adopted Topic 606 using the modified retrospective method for contracts which were not completed as of January 1, 2018. Under the modified retrospective method, the Company recognized the cumulative effect of initially applying the new revenue standard as an adjustment to the opening balance of accumulated deficit. This adjustment did not have a material impact on the Company’s consolidated financial statements. The Standard requires the deferral and amortization of “incremental” costs incurred to obtain a contract. The primary contract acquisition costs for the Company are sales commissions. Under Topic 605, the Company expensed sales commissions as incurred while under Topic 606 such costs will be classified as a contract asset and amortized over a period that approximates the timing of revenue recognition on the underlying contracts.

The cumulative effect of the changes made to the consolidated balance sheet as of January 1, 2018 for the adoption of Topic 606-10 was as follows:

	December 31, 2017	Impact of Adoption	January 1, 2018
Condensed Consolidated Balance Sheet
Other current assets	$19,415	2,004	$21,419
Accrued expenses	75,270	483	75,753
Accumulated deficit	$(702,959)	1,521	$(701,438)

Results for reporting periods beginning after January 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with the Company’s historic accounting under Revenue Recognition (“Topic 605”).

The Company reclassified an amount of $58,789 from trade receivables to contract assets as of December 31, 2017.

The adoption of Topic 606 represents a change in accounting principle that will provide financial statement readers with enhanced revenue recognition disclosures. In accordance with Topic 606, revenue is recognized when obligations under the terms of a contract with the Company’s customer are satisfied; generally, this occurs with the transfer of control of the Company’s products or services.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In accordance with Topic 606-10, the disclosure of the impact of adoption on the consolidated balance sheet as of December 31, 2018 was as follows:

	December 31, 2018
	As Reported	Impact of Adoption	Amounts under Topic 605
Condensed Consolidated Balance Sheet
Contract assets	$47,760	(1,221)	$46,539
Other current assets	26,022	(2,342)	23,680
Accrued expenses	67,533	(1,023)	66,510
Accumulated deficit	$(683,029)	(2,540)	$(685,569)

In accordance with Topic 606-10, the disclosure of the impact of adoption on the consolidated statement of operations and cash flows was as follows:

	Year ended December 31, 2018
	As Reported	Impact of Adoption	Amounts under Topic 605
Condensed Consolidated Statement of Operations
Total revenues	$266,391	(1,221)	$265,170
Cost of revenues	172,354	-	172,354
Gross profit	94,037	(1,221)	92,816
Operating expenses	72,753	(202)	72,551
Operating profit	$21,284	(1,019)	$20,265

Condensed Consolidated Statement of Cash Flows
Cash flows from operating activities:
Net income	$18,409	(1,019)	$17,390
Increase (decrease) in accrued expenses	(7,206)	(540)	(6,666)
Increase (decrease) in other assets and receivables	(4,917)	338	(4,579)
Increase (decrease) in contract assets	$11,029	1,221	$12,250

Deferred revenue as of December 31, 2018 and December 31, 2017 was $8,658 and $6,010, respectively, and primarily relates to revenue that is recognized over time for service contracts. The changes in balance are related to the satisfaction or partial satisfaction of these contracts. Approximately $4,145 of the December 31, 2017 balance was recognized as revenue during the year ended December 31, 2018.

The balance of deferred revenues approximates the aggregate amount of the billed and collected amount allocated to the unsatisfied performance obligations at the end of reporting period.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

All of the Company’s performance obligations in contracts with customers, other than large scale governmental projects (expected to be recognized over periods of approximately 13-15 years), principally relate to contracts with a duration of less than one year, as such, the Company is not required to disclose the aggregate amount of the transaction price allocated to performance obligations that are unsatisfied or partially unsatisfied at the end of the reporting period.

2.
In November 2016, the FASB issued ASU 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash”, which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. This ASU is effective for annual and interim periods beginning after December 15, 2017. The Company applied this standard to each prior period presented using the full retrospective transition method, as required by the new standard.

	December 31,
	2018	2017

Cash and cash equivalents	$67,381	$52,957
Restricted cash	32,305	29,288
Restricted cash held by trustees	4,372	4,325
Long term restricted cash	146	187

	$104,204	$86,757

aa.	Recently issued accounting pronouncements:

In February 2016, the FASB issued ASU 2016-02, Leases (“Topic 842” or “ASC 842”). The standard requires lessees to recognize almost all leases on the balance sheet as a right-of-use asset and a lease liability and requires leases to be classified as either an operating or a finance type lease. The standard excludes leases of intangible assets or inventory. Leases with a term of 12 months or less will be accounted for in a manner similar to the accounting under existing guidance for operating leases today. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases and operating leases. ASC 842 supersedes the previous leases standard, ASC 840, "Leases". Topic 842 becomes effective for the Company beginning January 1, 2019. The Company expects that the adoption of the standard will have an impact of approximately $5,600 on its consolidated balance sheet for the recognition of the right-of-use assets and lease liabilities related to the Company's operating leases. The standard is not expected to have a material impact on the Company's results of operations or cash flows. The Company is continuing its assessment, which may identify additional impacts this guidance will have on its consolidated financial statements and disclosures.

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

ab.       Reclassifications:

Certain comparative figures have been reclassified to conform to the current year presentation. The reclassification had no effect on previously reported net income or shareholders' equity.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:-	INVENTORIES

a.	Inventories are comprised of the following:

	December 31,
	2018	2017

Raw materials, parts and supplies	$5,885	$7,367
Work in progress	10,548	10,300
Finished products	4,676	11,186

	$21,109	$28,853

b.	Inventory write-offs amounted to $6,354, $3,270 and $4,833 for the years ended December 31, 2018, 2017 and 2016, respectively.

NOTE 4:-	PROPERTY AND EQUIPMENT, NET

a.	Property and equipment, net consisted of the following:

	December 31,
	2018	2017
Cost:

Buildings and land	$92,025	$90,914
Computers, software and electronic equipment	50,390	45,119
Network equipment	40,502	40,016
Office furniture and equipment	5,317	5,387
Vehicles	324	390
Leasehold improvements	3,556	2,522

	192,114	184,348
Accumulated depreciation	107,711	102,102

Depreciated cost	$84,403	$82,246

*)
The Company recorded a reduction of $732 and $46,051 to the cost and accumulated depreciation of fully depreciated equipment and leasehold improvements that are no longer in use for the years ended December 31, 2018 and 2017, respectively.

b.	Depreciation expenses amounted to $9,874, $7,465 and $7,337 in the years ended December 31, 2018, 2017 and 2016, respectively.

c.	As for pledges and securities, see also Note 11c.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5:-	INTANGIBLE ASSETS, NET

a.	Intangible assets, net consisted of the following:

	December 31,
	2018	2017
Original amounts:

Technology	$42,504	$42,504
Customer relationships	4,466	4,466
Marketing rights and patents	3,421	3,421

	50,391	50,391
Accumulated amortization:

Technology	41,281	38,231
Customer relationships	4,466	4,466
Marketing rights and patents	2,210	1,985

	47,957	44,682

	$2,434	$5,709

b.	Amortization expenses amounted to $3,275, $5,675 and $5,771 for the years ended December 31, 2018, 2017 and 2016, respectively.

c.	Estimated amortization expenses for the following years is as follows:

Year ending December 31,

2019	$911
2020	441
2021	431
2022	321
2023 and thereafter	330

$2,434

NOTE 6:-	GOODWILL

	December 31,
	2018	2017

Goodwill *)	$105,647	$105,647
Accumulated impairment losses	(62,179)	(62,179)

	$43,468	$43,468

*)	The carrying amount of the goodwill is associated with the Mobility segment.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:-	COMMITMENTS AND CONTINGENCIES

a.	Lease commitments:

The Company's subsidiaries entered into various non-cancelable operating lease agreements for certain of their offices and facilities, expiring between 2019 and 2023. Minimum lease commitments under non-cancelable operating lease agreements as of December 31, 2018, are as follows:

Year ending December 31,

2019	$1,973
2020	877
2021	593
2022	529
2023	409

$4,381

Rent expenses during the years ended December 31, 2018, 2017 and 2016 were $2,578, $2,599 and $2,568, respectively.

Some of the Company's lease agreements do not include renewal options.

b.	Commitments with respect to space segment services:

The Company provides its customers with space segment capacity services, which are purchased from third parties. Future minimum payments due for space segment services to be rendered subsequent to December 31, 2018, are as follows:

Year ending December 31,

2019	$8,367
2020	6,016
2021	1,587

$15,970

Space segment services expenses during the years ended December 31, 2018, 2017 and 2016 were $12,771, $11,184 and $10,278, respectively.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:-	COMMITMENTS AND CONTINGENCIES (Cont.)

c.
In 2018 and 2017, the Company's primary material purchase commitments were with inventory suppliers. The Company's material inventory purchase commitments are based on purchase orders, or on outstanding agreements with some of the Company's suppliers of inventory. As of December 31, 2018, and 2017, the Company's major outstanding inventory purchase commitments amounted to $18,418 and $22,309, respectively, all of which were orders placed or commitments made in the ordinary course of its business. As of December 31, 2018 and 2017, $6,939 and $9,235, respectively, of these orders and commitments, were from suppliers which can be considered sole or limited in number. In addition, for the year ended December 31, 2018, the Company recorded a loss for firm non-cancelable and unconditional purchase commitments with contract manufacturers for quantities in excess of the Company's future demands forecast consistent with its valuation of excess and obsolete inventory in the amount of $1,448.

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

As of December 31, 2018, the Company had a contingent liability to pay royalties in the amount of approximately $1,408.

The Company paid royalties in the amount of $20 during the year ended December 31, 2018. The Company did not pay or accrue any amounts for such royalties during the years ended December 31, 2017 and 2016.

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

As of December 31, 2018, the Company had a contingent liability to pay royalties in the amount of approximately $253.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:-	COMMITMENTS AND CONTINGENCIES (Cont.)

The Company did not pay or accrue any amounts for such royalties during the years ended December 31, 2018, 2017 and 2016.

e.	Litigation:

In 2003, the Brazilian tax authority filed a claim against the Company’s inactive subsidiary in Brazil, for the payment of taxes allegedly due from the subsidiary. After numerous hearings and appeals at various appellate levels in Brazil, the Superior Court and the Supreme Court in February and March 2016 ruled against the subsidiary in final non-appealable decisions. The total amount of this claim, including interest, penalties and legal fees is approximately $9,000, of which approximately $1,000 is the principal. The Brazilian tax authorities initiated foreclosure proceedings against the subsidiary and certain of its former managers. Pursuant to the court’s decision, published in March 2016, the foreclosure proceedings against the former managers were cancelled. The tax authorities appealed such decision which appeal was rejected in July 2017. This court ruling is final and is not appealable. Based on Brazilian external counsel’s opinion, the Company believes that the subsidiary has solid arguments to sustain its position that further collection proceedings are barred due to statute of limitation and that the inclusion of any additional co-obligors in the tax foreclosure certificate should be barred due to the applicable statute of limitations and that the foreclosure procedures cannot legally be redirected to any of the Company’s entities and managers who were not cited in the foreclosure certificate. Accordingly, the Company believes that the chances that such redirection will lead to a loss recognition are remote.

In October 2017, the Company was informed that a former subcontractor that was engaged in connection with the project of Gilat Colombia has initiated an arbitration proceeding against the subsidiary for a breach of contract. The amount of the claim is approximately $6,600. In July 2018 the subsidiary filed its response and a counterclaim against the subcontractor. The amount of the counter claim is approximately $7,900 plus interest. The arbitration is currently pending the counter parties’ filing their response. Based on legal advice, the Company believes that it has made adequate accruals relating to this proceeding.

In addition, the Company is in the midst of different stages of audits and disputes with various tax authorities in different parts of the world. Further, the Company is the defendant in various other lawsuits, including employment-related litigation claims and other legal proceedings in the normal course of its business. While the Company intends to defend the aforementioned matters vigorously, it believes that a loss in excess of its accrued liability with respect to these claims is not probable.

f.	Pledges and securities, see Note 11c.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:-	COMMITMENTS AND CONTINGENCIES (Cont.)

g.	Guarantees:

The Company guarantees its performance to certain customers through bank guarantees, surety bonds from insurance companies and corporate guarantees. Guarantees are often required for the Company's performance during the installation and operational periods. The guarantees typically expire when certain operational milestones are met.

As of December 31, 2018, the aggregate amount of bank guarantees and surety bonds from insurance companies outstanding in order to secure the Company's various obligations was $149,523, including an aggregate of $136,003 on behalf of its subsidiaries in Peru. The Company has $32,451 of restricted cash to secure these guarantees.

In accordance with ASC 460, "Guarantees" ("ASC 460"), as the guarantees above are performance guarantees for the Company's own performance, such guarantees are excluded from the scope of ASC 460. The Company has not recorded any liability for such amounts, since the Company expects that its performance will be acceptable. To date, no guarantees have ever been exercised against the Company.

NOTE 8:-	DERIVATIVE INSTRUMENTS

The following table details the fair value of derivative instruments in the consolidated balance sheet:

		Fair value of derivative instruments
		December 31,
		2018	2017
Derivative:
Foreign exchange forward contracts / options (1)	Other current assets (liabilities)	$(320)	$170

(1)
To protect against changes in value of forecasted foreign currency cash flows resulting from salaries and related payments that are denominated in NIS, the Company has entered into foreign currency forward contracts. These contracts are designated as cash flow hedges, as defined by ASC 815, as amended, and are considered highly effective as hedges of these expenses. The forward contracts are expected to occur at various dates within the following twelve months.

During the years ended December 31, 2018, 2017 and 2016, the Company recognized net income (loss) related to the effective portion of its hedging instruments. The effective portion of the hedged instruments has been included as an offset (addition) of payroll expenses and other operating expenses in the consolidated statement of income (loss) amounted to $(1,056), $1,114 and $393 in the years ended December 31, 2018, 2017 and 2016, respectively

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	DERIVATIVE INSTRUMENTS (Cont.)

The ineffective portion of the hedged instrument which was recorded during the years ended December 31, 2018, 2017 and 2016, was immaterial and has been recorded as financial income (expenses). As of December 31, 2018 and 2017, the Company had outstanding forward contracts in the notional amount of $27,153 and $16,007, respectively.

NOTE 9:-	SHAREHOLDERS' EQUITY

a.	Share capital:

1.	Ordinary shares confer upon their holders voting rights, the right to receive cash dividends and the right to share in excess assets upon liquidation of the Company.

2.
In March 2016, the Company consummated a rights offering, in which the Company granted, at no charge to the holders of the Company's ordinary shares as of the record date for the rights offering, for each nine (9) ordinary shares owned, one non-transferable subscription right to purchase two ordinary shares at a price of $7.16 (reflecting a price of $3.58 per share). Through this rights offering the Company issued 9,874,170 ordinary shares and raised a gross amount of $35,350. Issuance expenses amounted to $265.

b.	Stock option plans:

Description of plans:

In October 2008, the compensation stock option committee of the Company's Board of Directors approved the adoption of the 2008 Stock Incentive Plan (the "2008 Plan") with 1,000,000 shares or stock options available for grant and a sub-plan to enable qualified optionees certain tax benefits under the Israeli Income Tax Ordinance. Among the incentives that may be adopted are stock options, performance share awards, performance share unit awards, restricted shares, restricted share unit awards and other stock-based awards. During the years commencing in 2010 and through December 31, 2018, the Company's Board of Directors approved, in the aggregate, an increase of 5,104,000 shares to the number of shares available for grant under the 2008 Plan, bringing the total amount of shares available for grant to 6,104,000. As of December 31, 2018, an aggregate of 128,888 shares are still available for future grants under the 2008 Plan.

Options granted under the 2008 Plan vest quarterly over two to four years or 50% at the second anniversary and 25% at the third and fourth anniversary. The options expire after six, seven or ten years from the date of grant. Restricted share units (“RSUs”) granted under the 2008 Plan vest quarterly or annually over four years. Any options or RSUs, which are forfeited or canceled before expiration of the 2008 Plan, become available for future grants.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:-	SHAREHOLDERS' EQUITY (Cont.)

Valuation assumptions:

The Company selected the Black-Scholes-Merton option-pricing model as the most appropriate fair value method for its stock options awards and the fair value of RSUs is based on the market stock price on the date of grant. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements. The expected term of options granted is based upon historical experience and represents the period of time that options granted are expected to be outstanding. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends. The Company’s Board of directors declared on the date of this annual report a cash dividend in the amount of $0.45 per share (or approximately $25,000) to be paid in April 2019 (for which a protective adjustment is applied to the outstanding equity awards). This will be the first time the Company pays dividend. However, the Company has not adopted a general policy regarding the distribution of dividends and makes no statements as to the distribution of dividends in the foreseeable future. For additional information see Note 15.

Options granted to employees:

The fair value of the Company's stock options granted to employees for the years ended December 31, 2018, 2017 and 2016 was estimated using the following weighted average assumptions:

	Year ended December 31,
	2018	2017	2016

Risk free interest	2.48%-2.82%	1.66%-2.00%	1.08%-1.62%
Dividend yields	0%	0%	0%
Volatility	33%	33%	33%-35%
Expected term (in years)	4.3-4.39	4.52	4.8

A summary of employee option balances under the 2008 Plan as of December 31, 2018 and changes during the year then ended are as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value (in thousands)

Outstanding at January 1, 2018	2,808,000	$5.2
Granted	740,000	$8.2
Exercised	(438,840)	$4.9
Forfeited	(225,750)	$5.3

Outstanding at December 31, 2018	2,883,410	$6.0	3.7	$9,087

Exercisable at December 31, 2018	1,209,910	$5.2	2.6	$4,804

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:-	SHAREHOLDERS' EQUITY (Cont.)

The weighted-average grant-date fair value of options granted to employees during the year ended December 31, 2018 was $2.3. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing stock price on the last trading day of the year 2018 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2018. These amounts change based on the fair market value of the Company's stock. Total intrinsic value of options exercised for the year ended December 31, 2018 was $1,789.

The outstanding and exercisable options granted to employees under the 2008 Plan as of December 31, 2018, have been separated into ranges of exercise price as follows:

	Options	Weighted		Options	Weighted
	outstanding	average	Weighted	exercisable	average exercise
Ranges of	as of	remaining	average	as of	price of
exercise	December 31,	contractual	exercise	December 31,	exercisable
price	2018	life (years)	price	2018	options

$3.77-5.63	1,773,410	3.1	$5.0	1,060,660	5.0
$5.86-8.14	925,000	4.4	$7.3	149,250	6.7
$9.34	185,000	5.6	$9.3	-

	2,883,410	3.7	$6.0	1,209,910	5.2

Additional stock-based compensation data:

As of December 31, 2018, there was $2,254 of unrecognized compensation costs related to non-vested stock-based compensation arrangements granted to employees under the 2008 Plan. The cost related to employees is expected to be recognized over a weighted-average period of 2.78 years.

c.	Dividends:

1.
In the event that cash dividends are declared by the Company, such dividends will be declared and paid in Israeli currency. Under current Israeli regulations, any cash dividend in Israeli currency paid in respect of ordinary shares purchased by non-residents of Israel with non-Israeli currency, may be freely repatriated in such non-Israeli currency, at the exchange rate prevailing at the time of repatriation. As set forth in Note 15, the Company’s Board of Directors declared a cash dividend in the amount of $0.45 per share (or approximately $25,000) to be paid in April 2019. However, the Company has not adopted a general policy regarding the distribution of dividends and makes no statements as to the distribution of dividends in the foreseeable future.

2.
Pursuant to the terms of a loan from a bank (see also Note 11c), the Company is restricted from paying cash dividends to its shareholders without initial approval from the bank, the company has obtained such an approval with respect to the expected distribution.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-	TAXES ON INCOME

a.	Israeli taxation:

1.	Corporate tax rates:

Generally, income of Israeli companies is subject to corporate tax. The corporate tax rate in Israel is 23% in 2018, compared with 24% in 2017 and 25% in 2016.

2.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the "Law"):

The Company has been granted an "Approved Enterprise" status, under the Law, for nine investment programs in the alternative program, by the Israeli Government.

Certain production facilities of the Company have been granted "Benefitted Enterprise" status under the provision of the Law. The Company was eligible under the terms of minimum qualifying investment and elected 2011 as the Year of Election.

Income derived from Approved Enterprise or Benefitted Enterprises is tax exempt for a period of two years out of the period of benefits. Based on the percentage of foreign shareholding in the Company, income derived during the remaining years of benefits is taxable at the rate of 10%-25%.

The period of benefits of the Benefitted Enterprises under the 2011 election will expire in 2023. As of December 31, 2018, the Company did not generate income from the Benefitted Enterprises.

In the event of distribution of dividends from the above mentioned tax exempt income, the amount distributed would be taxed at a corporate tax rate of 10% to 25%, depending on the level of foreign investment in the Company. Dividends distributed from taxable income accrued during the period of benefits of Approved Enterprise are taxable at a rate of 15%. Dividends distributed from taxable income accrued during the period of benefits of a Benefitted Enterprise, are taxable at the rate of 15%, if the dividend is distributed during the tax benefit period, or within an additional 12 years after the lapse of that period.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-	TAXES ON INCOME (Cont.)

Income from sources other than a "Benefitted Enterprise" during the benefit period is subject to tax at the regular corporate tax rate (25% in 2016, 24% in 2017 and 23% in 2018).

On January 1, 2011, new legislation that constitutes a major amendment to the Law was enacted (the "Amendment Legislation"). Under the Amendment Legislation, a uniform rate of corporate tax would apply to all qualified income of certain industrial companies, as opposed to the current law's incentives that are limited to income from "Benefitted Enterprises" during their benefits period. According to the Amendment Legislation, the applicable tax rate for 2014 and onwards is set at 9% in geographical areas in Israel designated as Development Zone A and 16% elsewhere in Israel applicable to the company. The profits of these Industrial Companies would be freely distributable as dividends, subject to a 20% withholding tax (or lower, under an applicable tax treaty). The Company is not located in Development Zone A.

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

Non-Israeli subsidiaries are taxed according to the tax laws in their respective domiciles of residence. The Company has not made any provisions relating to undistributed earnings of the Company's foreign subsidiaries since the Company has no current plans to distribute such earnings. If earnings are distributed to Israel in the form of dividends or otherwise, the Company may be subject to additional Israeli income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes. As of December 31, 2018, the amount of undistributed earnings of non-Israeli subsidiaries, which is considered indefinitely reinvested, was $3,134 with a corresponding unrecognized deferred tax liability of $398.

In December 2017, the U.S. enacted significant tax reform through the U.S. Tax Cuts & Jobs Acts (“TCJA”). The TCJA enacted significant changes affecting the year ended December 31, 2017, including, but not limited to, (1) reducing the U.S. federal corporate income tax rate from 35% to 21% effective 2018, and (2) imposing a one-time Transition Tax on certain unrepatriated earnings of foreign subsidiaries of U.S. companies that had not been previously taxed in the U.S.

The TCJA also established new tax provisions affecting 2018, including, but not limited to, (1) creating a new provision designed to tax global intangible low-tax income (“GILTI”); (2) generally eliminating U.S. federal taxes on dividends from foreign subsidiaries; (3) eliminating the corporate alternative minimum tax (“AMT”); (4) creating the base erosion anti-abuse tax (“BEAT”); (5) establishing a deduction for foreign derived intangible income ("FDII"); (6) repealing the domestic production activity deduction; and (7) establishing new limitations on deductible interest expense and certain executive compensation.

The reduction of the U.S. federal corporate income tax rate required the Company to remeasure its deferred tax assets and liabilities as of the date of enactment. For the year ended December 31, 2017, the Company decreased its deferred tax assets as a result of such remeasurement with a corresponding decrease to the valuation allowance as provisional amounts, resulting in no net effect on the benefit from taxes on income for the year ended December 31, 2017. As of December 31, 2018, the Company has completed the accounting for all the impacts of the TCJA with no material adjustments to the provisional amounts recorded as of December 31, 2017.

c.	Carryforward tax losses and credits:

As of December 31, 2018, the Company had operating loss carry forwards for Israeli income tax purposes of approximately $92,000 which may be offset indefinitely against future taxable income.

As of December 31, 2018, the Company's U.S. subsidiary had approximately $8,600 carryforward tax losses for federal tax purposes, $11,400 for state tax purposes and R&D credits carryforwards of approximately  $5,700. These U.S. net operating losses can be utilized within 20 years and may be subject to substantial annual limitation due to the "change in ownership" provisions of Internal Revenue Code of 1986 and similar state provisions. These annual limitations may result in the expiration of net operating loss before utilization.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-	TAXES ON INCOME (Cont.)

The Company has carryforward tax losses relating to other subsidiaries in Europe and Latin America of approximately $41,400 (which can be utilized within 9 years) and $30,000 ($18,900 can be utilized within 4 years and $11,100 can be utilized indefinitely), as of December 31, 2018 respectively.

d.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

		December 31,
		2018	2017
1.	Provided in respect of the following:

	Carryforward tax losses and credits *)	$41,561	$38,918
	Property, equipment and intangibles	904	1,484
	Deferred revenues	823	2,224
	Research and development costs	804	1,716
	Other	7,202	7,435

	Gross deferred tax assets	51,294	51,777

	Valuation allowance	(40,943)	(44,882)

	Net deferred tax assets	10,351	6,895

	Gross deferred tax liabilities
	Property, equipment and intangibles	(3,208)	(3,098)
	Subsidy income	(3,574)	(3,093)
	Other	(22)	(829)

	Gross deferred tax liabilities	(6,804)	(7,020)

	Net deferred tax assets (liabilities)	$3,547	$(125)

	*) The amounts are shown after reduction for unrecognized tax benefits of $ 1,989 as of December 31, 2018.

2.	Deferred taxes are included in the consolidated balance sheets, as follows:

	Long term assets	$4,127	$861
	Long term liabilities	$(580)	$(986)

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-	TAXES ON INCOME (Cont.)

3.
The Peruvian government awarded the Company's subsidiary in Peru ("the Subsidiary") the Regional FITEL Projects under six separate bids for the construction of fiber and wireless networks, operation of the networks for a defined period and their transfer to the government. The income derived from the construction of the project is an exempt subsidy, and therefore a significant uncertainty arises about the Subsidiary's eligibility to deduct certain construction costs incurred in generating the exempt income against future taxable income. Accordingly, as of December 31, 2017 and 2018, the Company did not record deferred income taxes to reflect the total net tax effects of the potential temporary differences.

4.
As of December 31, 2018, the Company decreased the valuation allowance by $ 3,939, resulting from changes in temporary differences relating to property, equipment and intangibles and from carryforward tax losses. The Company provided valuation allowance for a significant portion of the deferred tax regarding the carryforwards losses and other temporary differences that management believes is not expected to be realized in the foreseeable future.

During the year ended December 31, 2018, the Company released  valuation allowance against the deferred tax assets primarily related to carryforward tax credits related to its U.S. subsidiary.

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

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-	TAXES ON INCOME (Cont.)

e.	Reconciling items between the statutory tax rate of the Company and the actual taxes on income (tax benefit):

	Year ended December 31,
	2018	2017	2016
Income (loss) before taxes on income from continuing operations , as reported in the consolidated statements of income (loss)	$16,986	$6,554	$(4,088)

Statutory tax rate	23.0%	24.0%	25.0%

Theoretical taxes on income (tax benefit)	$3,907	$1,573	$(1,022)
Currency differences	3,089	(3,225)	(2,174)
Tax adjustment in respect of different tax rates and "Benefitted Enterprise" status	345	2,849	(5,580)
Changes in valuation allowance	(3,939)	(3,343)	11,832
Loss from liquidation of subsidiaries *)	(8,930)	-	-
Forfeiture of carryforward tax losses	-	622	261
Exempt subsidy income (loss)	394	(2,646)	(4,224)
U.S. Tax Cuts and Jobs Acts effect	56	2,138	-
Nondeductible expenses and other differences	3,655	1,785	2,159

	$(1,423)	$(247)	$1,252

*)	In 2018 the Company’s Dutch subsidiary liquidated some of its subsidiaries and consequently recognized losses for tax purposes. These losses can be offset from taxable income in future periods under the tax regulations in the Netherlands. The Company does not expect these losses to be realized in the foreseeable future and respectively provided a full valuation allowance.

f.	Taxes on income (tax benefit) included in the consolidated statements of income (loss):

	Year ended December 31,
	2018	2017	2016

Current	$2,249	$(436)	$1,248
Deferred	(3,672)	189	4

	$(1,423)	$(247)	$1,252

Domestic	$610	$768	$555
Foreign	(2,033)	(1,015)	697

	$(1,423)	$(247)	$1,252

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-	TAXES ON INCOME (Cont.)

g.	Income (loss) before taxes on income (tax benefit) from continuing operations:

	Year ended December 31,
	2018	2017	2016

Domestic	$6,596	$1,289	$(8,056)
Foreign	10,390	5,265	3,968

	$16,986	$6,554	$(4,088)

h.	Unrecognized tax benefits:

A reconciliation of the beginning and ending gross amount of unrecognized tax benefits is as follows:

	December 31,
	2018	2017

Balance at beginning of year	$129	$776
Settlements with tax authorities	-	(718)
Reductions for prior years' tax position	-	(58)
Additions for prior years' tax position	1,809	129
Additions for current years' tax position	296	-

Balance at the end of year *)	$2,234	$129

*) The amount for the year ended December 31, 2018 includes $1,989 of unrecognized tax benefits which are presented as a reduction from deferred tax assets, see Note 10d.

The unrecognized tax benefits include accrued penalties and interest of $ 193 and $ 107 as of December 31, 2018 and 2017, respectively. During the years ended December 31, 2018 and December 31, 2017, the Company recorded an expense of $86 accrued on the unrecognized tax benefits and an income of $197 on the reversal of penalties and interest, respectively.

The Company and its subsidiaries file income tax returns in Israel and in other jurisdictions of its subsidiaries. The Company's tax assessments through 2014 are considered final. As of December 31, 2018, the tax returns of the Company and its main subsidiaries are still subject to audits by the tax authorities for the tax years 2011 through 2017.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	SUPPLEMENTARY CONSOLIDATED BALANCE SHEET INFORMATION

a.	Other current assets:

	December 31,
	2018	2017

Governmental authorities	$6,264	$5,196
Prepaid expenses	6,612	4,220
Deferred charges	9,446	7,100
Advance payments to suppliers	2,651	1,136
Other	1,049	1,763

	$26,022	$19,415

b.	Other current liabilities:

	December 31,
	2018	2017

Payroll and related employee accruals	$13,229	$14,644
Derivative instruments	320	-
Governmental authorities	506	2,206
Other	533	3,194

	$14,588	$20,044

c.         Long-term loans:

		Interest rate for			December 31,
		2018	2017		2018	2017
	Linkage	%		Maturity

Loans from banks:
(a)	U.S. dollars	4.77	4.77	2021	$12,000	$16,000
(b)	Euro	EURIBOR +2.75	EURIBOR +2.75	2020	556	1,061

					12,556	17,061
Less - current maturities					4,458	4,479

					$8,098	$12,582

(a)
The Company entered into a loan agreement with an Israeli bank secured by a floating charge on the assets of the Company, and is further secured by a fixed pledge (mortgage) on the Company's real estate in Israel. In addition, there are financial covenants associated with the loan. As of December 31, 2018 the Company is in compliance with these covenants.

(b)	A Dutch subsidiary of the Company entered into a mortgage and loan agreement with a German bank. The amount of the mortgage is collateralized by the subsidiary's facilities in Germany.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-      SUPPLEMENTARY CONSOLIDATED BALANCE SHEET INFORMATION (Cont.)

Long-term debt maturities for loans after December 31, 2018, are as follows:

Year ending December 31,

2020	$4,098
2021	4,000

$8,098

Interest expenses on the long-term loans amounted to $614, $822 and $1,066 for the years ended December 31, 2018, 2017 and 2016, respectively.

d.	Other long-term liabilities:

	December 31,
	2018	2017

Long-term tax accrual	$-	$22
Long-term deferred taxes	580	986

	$580	$1,008

NOTE 12:-	SELECTED CONSOLIDATED STATEMENTS OF INCOME (LOSS) DATA

 a.          Financial expenses, net:

	Year ended December 31,
	2018	2017	2016
Income:

Interest on cash equivalents, bank deposits and restricted cash	$981	$447	$1,027
Other	29	355	81

	1,010	802	1,108
Expenses:

Interest with respect to bank credit, loans and other	614	844	1,098
Exchange rate differences, net	1,074	226	452
Bank charges including guarantees	3,560	3,857	4,323
Other	60	182	78

	5,308	5,109	5,951

Total financial expenses, net	$4,298	$4,307	$4,843

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	SELECTED CONSOLIDATED STATEMENTS OF INCOME (LOSS) DATA (Cont.)

 b.          Earnings (loss) per share:

The following table sets forth the computation of basic and diluted net earnings (loss) per share:

1.	Numerator:

	Year ended December 31,
	2018	2017	2016
Numerator for basic and diluted earnings (loss) per share -
Net income (loss) available to holders of Ordinary shares:	$18,409	$6,801	$(5,340)

2.	Denominator (number of shares in thousands):

Denominator for basic net loss per share -
Weighted average number of shares	54,927	54,681		51,970
Add-employee stock options	826	171	*)	-

Denominator for diluted net earnings (loss) per share - adjusted weighted average shares assuming exercise of options	55,753	54,852		51,970

*)	Anti-dilutive effect.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-	CUSTOMERS, GEOGRAPHIC AND SEGMENT INFORMATION

The Company applies ASC 280, "Segment Reporting" ("ASC 280"). Operating segments are defined as components of an enterprise for which separate financial information is available and is evaluated regularly by the chief operating decision maker. Segments are managed separately and can be described as follows:

Prior to 2018, the Company operated in three business divisions: Commercial, Mobility and Services.

Commencing in 2018, following changes in the Company's strategy and organizational structure and in order to more accurately reflect the Company's management focus, organizational alignment, customer base and end markets, the Company operates in three business segments, as follows:

Fixed Networks provides advanced fixed broadband satellite communication networks, satellite communication systems and associated professional services and comprehensive turnkey solutions and fully managed satellite network services solutions. The Company’s customers are service providers, satellite operators, mobile network operators, or MNOs, telecommunication companies, or Telcos, and large enterprises, consumers and governments worldwide. In addition, it includes the Company’s network operation and managed satellite network services solutions in Peru and Colombia.

Mobility Solutions provides advanced on-the-move satellite communications equipment, systems and solutions, including airborne, maritime and ground-mobile satellite systems and solutions. The Company’s product portfolio comprises of high-speed modems, high performance on-the-move antennas and high efficiency, high power SSPAs and BUCs. The Company’s customers are service providers, system integrators, defense and homeland security organizations, as well as other commercial entities worldwide.

Terrestrial Infrastructure Projects includes the Company's construction of fiber network in Peru.

The Company has retrospectively revised its segment information for the prior comparative periods to conform to the new business segments presentation.

a.	Information on the reportable segments:

1.	The measurement of the reportable operating segments is based on the same accounting principles applied in these financial statements which includes certain corporate overhead allocations.

2.	The above changes in the Company's reportable segments had no effect on the goodwill assignment among the divisions.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-	CUSTOMERS, GEOGRAPHIC AND SEGMENT INFORMATION (Cont.)

3.	Financial data relating to reportable operating segments:

	Year ended December 31, 2018
	Fixed Networks	Mobility Solutions	Terrestrial Infrastructure Projects	Total

Revenues	$144,208	$97,180	$25,003	$266,391
Cost of revenues	93,745	47,995	30,614	172,354

Gross profit	50,463	49,185	(5,611)	94,037

Research and development, net	11,764	21,259	-	33,023
Selling and marketing	16,106	6,421	179	22,706
General and administrative	11,302	4,436	1,286	17,024

Operating income (loss)	11,291	17,069	(7,076)	21,284
Financial expenses, net				4,298
Income before taxes				16,986
Taxes on income (benefit)				(1,423)
Net income				18,409

Depreciation and amortization expenses	$6,811	$6,128	$210	$13,149

	Year ended December 31, 2017
	Fixed Networks	Mobility Solutions	Terrestrial Infrastructure Projects	Total

Revenues	$116,105	$88,397	$78,254	$282,756
Cost of revenues	81,920	46,493	71,848	200,261

Gross profit	34,185	41,904	6,406	82,495

Research and development, net	12,172	15,842	-	28,014
Selling and marketing	17,782	5,782	195	23,759
General and administrative	10,987	6,326	2,548	19,861

Operating income (loss)	(6,756)	13,954	3,663	10,861
Financial expenses, net				4,307
Income before taxes				6,554
Taxes on income (benefit)				(247)
Net income				6,801

Depreciation and amortization expenses	$5,046	$7,902	$192	$13,140

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-	CUSTOMERS, GEOGRAPHIC AND SEGMENT INFORMATION (Cont.)

	Year ended December 31, 2016
	Fixed Networks	Mobility Solutions	Terrestrial Infrastructure Projects	Total

Revenues	$124,930	$62,911	$91,710	$279,551
Cost of revenues	84,986	40,962	78,113	204,061

Gross profit	39,944	21,949	13,597	75,490

Research and development, net	12,599	12,254	-	24,853
Selling and marketing	17,710	5,483	218	23,411
General and administrative	13,750	9,138	3,583	26,471

Operating income (loss)	(4,115)	(4,926)	9,796	755
Financial expenses, net				(4,843)
Loss before taxes				(4,088)
Taxes on income				1,252
Loss				(5,340)

Depreciation and amortization expenses	$5,394	$7,530	$184	$13,108

b.	Geographic information:

Following is a summary of revenues by geographic areas. Revenues attributed to geographic areas, based on the location of the end customers and in accordance with ASC 280, are as follows:

	Year ended December 31,
	2018	2017	2016

Latin America	$94,707	$132,134	$143,491
Asia Pacific	39,381	34,586	47,094
North America	97,122	73,921	54,728
Europe, the Middle East and Africa	35,181	42,115	34,238

	$266,391	$282,756	$279,551

c.	The Company's long-lived assets are located as follows:

Property and Equipment, net:

	December 31,
	2018	2017

Israel	$64,018	$62,606
Latin America	4,564	5,000
United States	5,620	3,733
Europe	9,117	9,426
Other	1,084	1,481

	$84,403	$82,246

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-	CUSTOMERS, GEOGRAPHIC AND SEGMENT INFORMATION (Cont.)

d.	The table below represents the revenues from major customers:

	Year ended December 31,
	2018	2017		2016

Customer A	10%	28%		34%
Customer B	15%	*	)	*	)
Customer C	13%	*	)	*	)

*) Less than 10%

Customer A is located in Peru, Customer B is located in North America and Customer C is located in Colombia.

NOTE 14:-	RELATED PARTY BALANCES AND TRANSACTIONS

a.
The Company entered into a number of agreements for the purchase of infrastructure, construction and services from C. Mer Industries Ltd. ("C. Mer"), a publicly traded company in Israel (TASE). The Company's controlling shareholder, FIMI Opportunity Funds ("FIMI"), holds approximately 36.6% of C. Mer's share capital.

b.
In December 2015 the Company entered into a memorandum of understanding with Orbit Communication Systems, ("Orbit"), a publicly traded company (TASE), for development and manufacture of antenna for an aggregate amount of approximately $1,750. The memorandum specifies prices per additional product units ordered in the future by the Company. In August 2017, FIMI acquired approximately 33.4% of Orbit's share capital and representatives of FIMI serve on Orbit's board of directors. Transactions with Orbit are presented for the period starting August 2017.

c.         Transactions with the related parties:

	Year ended December 31,
	2018	2017	2016

Cost of revenues of products	$764	$3,770	$12,280

Research and development	$346	$61	$-

Purchase of property and equipment and inventory	$101	$100	$-

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-	RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

d.	Balances with the related parties:

	December 31,
	2018	2017

Advance payments	$144	$-

Trade payables	$125	$1,220

Accrued expenses	$1,797	$2,241

NOTE 15:-      SUBSEQUENT EVENT

The Company’s Board of Directors declared on the date of this annual report a cash dividend in the amount of $0.45 per share (or approximately $25,000), payable on April 11, 2019 to shareholders' of record on March 29, 2019. This will be the first time that the Company will pay a dividend, however the Company has not adopted a general policy regarding the distribution of dividends and makes no statements as to the distribution of dividends in the foreseeable future.