Form 20-F
period 2019-12-31
GILAT SATELLITE NETWORKS LTD
filed 2020-03-23
CIK 897322

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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
Tel: +972 3 929 3020
 Fax: +972 3 925 2945
(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class Ordinary Shares, NIS 0.20 nominal value	Trading Symbol GILT	Name of each exchange on which registered NASDAQ Global Select Market

Securities registered or to be registered pursuant of Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock at the close of the period covered by the annual report:

55,493,258  Ordinary Shares, NIS 0.20 nominal value per share
(as of December 31, 2019)

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

Yes ☐        No ☒

This report on Form 20-F is being incorporated by reference into our Registration Statements on Form F-3 (Registration No. 333-232597) and on Form S-8 (Registration Nos. 333-180552, 333-187021, 333-204867, 333-210820, 333-217022, 333-221546, 333-223839. 333-231442 and 333-236028).

INTRODUCTION

We are a leading global provider of satellite-based broadband communications. We design and manufacture ground-based satellite communications equipment and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Our portfolio includes a cloud-based satellite network platform, Very Small Aperture Terminals, or VSATs, amplifiers, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid State Amplifiers, or SSPAs, Block Upconverters, or BUCs and Transceivers. Our comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, or IFC, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. We have a large installed base, having sold over 1.5 million satellite terminals spanning approximately 90 countries and currently have over 500 active networks.

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

We operate in three business segments, as follows:

•
Fixed Networks provides advanced fixed broadband satellite communication networks, satellite communication systems and associated professional services and comprehensive turnkey solutions and fully managed satellite network services solutions. Our customers are service providers, satellite operators, mobile network operators, or MNOs, telecommunication companies, or Telcos, and large enterprises and governments worldwide. In addition, it includes our network operation in Peru. We focus on high throughput satellites, or HTS, opportunities worldwide, with focus on cellular backhaul and enterprise, and are driving meaningful partnerships with satellite operators to leverage our technology and breadth of services to deploy and operate the ground-based satellite communication networks.

•
Mobility Solutions provides advanced on-the-move satellite communications equipment, systems, and solutions, including airborne, maritime and ground-mobile satellite systems and solutions. This segment provides solutions for land, sea and air connectivity, while placing major focus on the high-growth market of IFC, with our unique leading technology as well as defense and homeland security activities. Our product portfolio comprises of high-speed modems, high performance on-the-move antennas and high efficiency, high power SSPAs , BUCs and transceivers. Our customers are service providers, system integrators, defense and homeland security organizations, as well as other commercial entities worldwide.

•
Terrestrial Infrastructure Projects provides network infrastructure construction of the Programa Nacional de Telecomunicaciones (Pronatel), or PRONATEL, formerly known as Fondo De Inversion En Telecomunicaciones, or FITEL, fiber and microwave network in Peru.

Our ordinary shares are traded on the NASDAQ Global Select Market under the symbol “GILT” and on the Tel Aviv Stock Exchange, or the TASE. As used in this annual report, the terms “we”, “us”, “Gilat” and “our” mean Gilat Satellite Networks Ltd. and its subsidiaries, unless otherwise indicated.

Comtech Merger

On January 29, 2020, we entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Comtech Telecommunications Corp., a Delaware corporation (“Comtech”), and Convoy Ltd., a company organized under the laws of the State of Israel and a wholly-owned subsidiary of Comtech (“Merger Sub”), pursuant to which, among other things, Comtech will acquire Gilat by way of the merger of Merger Sub with and into Gilat (the “Merger”), with Gilat surviving the Merger as a wholly-owned subsidiary of Comtech.  The Merger is structured as a statutory merger pursuant to Sections 314-327 of the Companies Law, 5759-1999, of the State of Israel.

Pursuant to the terms and subject to the conditions of the Merger Agreement each ordinary share, nominal value NIS 0.20, of Gilat (the “Gilat Shares”), issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) will be cancelled and extinguished and automatically converted into the right to receive (the “Merger Consideration”) a combination of (A) $7.18 in cash, without interest, plus (B) 0.08425 of a validly issued, fully paid and nonassessable share of the common stock of Comtech, par value $0.10 per share (the “Comtech Common Stock”), with cash payable in lieu of fractional shares of Comtech Common Stock, which implied on the date we entered into the Merger Agreement on January 29, 2020, a total consideration of approximately $10.25 per Gilat Share, which implied value has declined from such date.

The Boards of Directors of Comtech and Gilat have unanimously approved the Merger and the Merger Agreement. The Merger is subject to customary closing conditions of transactions between public United States and Israeli companies, including the absence of certain legal impediments, the passage of the statutory waiting periods following the filing of the Merger proposal with the Registrar of Companies of the State of Israel, the expiration or termination of the required waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, clearance or approval by certain other antitrust or competition authorities in other jurisdictions, the absence of a material adverse effect (as such term is defined in the Merger Agreement) with respect to Gilat and Comtech from the date of the Merger Agreement, the U.S. Securities and Exchange Commission (the “SEC”) declaring effective the registration statement on Form S-4 registering the shares of Comtech Common Stock to be issued in connection with the Merger, approval by the holders of a majority of the Gilat Shares voting at a meeting (“Shareholder Approval”), the receipt of applicable exemptions from Israeli securities law requirements, the expiration of certain statutory waiting periods under the Israeli Companies Law, the accuracy of the representations and warranties of each party (subject to certain materiality standards), and the material compliance by each party with its obligations under the Merger Agreement. The consummation of the Merger is not subject to any financing condition.

The Merger is expected to be completed in the second or third quarters of 2020.

The Merger Agreement contains customary representations, warranties and covenants of Gilat, Comtech and Merger Sub. Gilat and Comtech have each agreed to carry on their respective businesses in all material respects in the ordinary course of business consistent with past practice until the earlier of the termination of the Merger Agreement and the Effective Time. Comtech has further agreed to use reasonable best efforts to cause the Comtech Common Stock to be listed on the Tel Aviv Stock Exchange (the “TASE”) immediately prior to, on or promptly following the closing date, and obtain the approval of the TASE to list the Comtech Common Stock to be issued in the Merger on the TASE.

In addition, Gilat has agreed not to (and not to authorize or permit any of its representatives to), directly or indirectly, solicit, initiate, knowingly encourage or knowingly facilitate or induce the making, submission or announcement of an acquisition proposal or any inquiry, offer, proposal, or indication of interest that constitutes or could reasonably be expected to lead to an acquisition proposal. Gilat has also agreed not to furnish non-public information to, or, subject to certain exceptions, enter into, conduct, participate or engage in negotiations with, third parties regarding an acquisition proposal.

Prior to obtaining the Shareholder Approval, the Gilat Board may, under certain circumstances, subject to the fulfillment of certain fiduciary requirements of the Gilat Board, change its recommendation that the shareholders approve the Merger Agreement or terminate the Merger Agreement to enter into a definitive written agreement providing for a superior proposal, subject to complying with notice and other specified conditions, including negotiating with Comtech in good faith modifications to the terms and conditions of the Merger Agreement and the payment of a termination fee of $21,675,000 (the “Termination Fee”).

The Merger Agreement contains certain termination rights for both Comtech and Gilat, including, among others, the right of (i) Gilat to terminate the Merger Agreement in order to enter into a definitive written agreement for an acquisition proposal that constitutes a superior proposal and (ii) Comtech to terminate the Merger Agreement as a result of the Gilat Board changing its recommendation that shareholders approve the Merger Agreement. The Merger Agreement also provides that under specified circumstances (including those in the immediately preceding sentence), Gilat may be required to pay Comtech the Termination Fee.

Concurrently with the execution of the Merger Agreement, Comtech entered into Voting Agreements (collectively, the “Voting Agreements”), with certain shareholders of Gilat, including directors and executive officers of Gilat who beneficially own Gilat Shares (each, a “Shareholder” and, collectively, the “Shareholders”) representing approximately 45% of the issued and outstanding Gilat Shares in the aggregate, pursuant to which each Shareholder has agreed, among other things, to: (i) vote its beneficially owned Gilat Shares (a) in favor of the Merger and the other transactions contemplated by the Merger Agreement, including any matter necessary for the consummation of the Merger, (b) in favor of any proposal to adjourn or postpone any meeting of Gilat shareholders at which any of the foregoing matters are submitted for consideration and vote of the Gilat shareholders if there are not sufficient votes for approval of any such matters on the date on which the meeting is held, (c) against any third party acquisition transactions and (d) against any other proposal made in opposition to the adoption of the Merger Agreement or that would reasonably be expected to prevent the consummation of the Merger; and (ii) comply with certain restrictions on the disposition of such shares, in each case subject to the terms and conditions contained therein.  The Voting Agreement will terminate upon the earliest to occur of (A) the consummation of the Merger, (B) the termination of the Merger Agreement pursuant to and in compliance with its terms, (C) a change of recommendation of the Gilat Board that is unanimously approved by the Gilat Board in accordance with the Merger Agreement, or (D) with respect to any Shareholder, the mutual written agreement of Comtech and such Shareholder to terminate the Voting Agreement, or at the option of such Shareholder, upon the entry without the prior written consent of such Shareholder into any amendment or modification of the Merger Agreement which results in a decrease in the Merger Consideration or imposes any material restrictions or material constraints on the payment of the consideration to be paid for the Gilat Shares.

v

The foregoing descriptions of the Merger Agreement and the Voting Agreement do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement and the form of Voting Agreement, which were filed with the SEC on January 29, 2020 and are incorporated by reference herein. We encourage you to read the Merger Agreement and the Voting Agreement for a more complete understanding of the transactions.

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

TABLE OF CONTENTS

	PART I		1
ITEM 1:	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS		1
ITEM 2:	OFFER STATISTICS AND EXPECTED TIMETABLE		1
ITEM 3:	KEY INFORMATION		1
	A.	Selected Consolidated Financial Data	1
	B.	Capitalization and Indebtedness	2
	C.	Reasons for the Offer and Use of Proceeds	2
	D.	Risk Factors	2
ITEM 4:	INFORMATION ON THE COMPANY		34
A.	A.	History and Development of the Company	34
B.	B.	Business Overview	35
C.	C.	Organizational Structure	51
D.	D.	Property, Plants and Equipment	51
ITEM 4A:	UNRESOLVED STAFF COMMENTS		52
ITEM 5:	OPERATING AND FINANCIAL REVIEW AND PROSPECTS		52
	A.	Operating Results	52
	B.	Liquidity and Capital Resources	64
	C.	Research and Development	65
	D.	Trend Information	66
	E.	Off-Balance Sheet Arrangements	67
	F.	Tabular Disclosure of Contractual Obligations	68
ITEM 6:	DIRECTORS AND SENIOR MANAGEMENT		69
	A.	Directors and Senior Management	69
	B.	Compensation of Directors and Officers	72
	C.	Board Practices	75
	D.	Employees	83
	E.	Share Ownership	84
ITEM 7:	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS		86
	A.	Major Shareholders	86
	B.	Related Party Transactions.	87
	C.	Interests of Experts and Counsel.	87
ITEM 8:	FINANCIAL INFORMATION		88
	A.	Consolidated Statements	88
	B.	Significant Changes	89
ITEM 9:	THE OFFER AND LISTING		89
	A.	Offer and Listing Details	89
	B.	Plan of Distribution	89
	C.	Markets	90
	D.	Selling Shareholders	90
	E.	Dilution	90
	F.	Expense of the Issue	90
ITEM 10:	ADDITIONAL INFORMATION		90
	A.	Share Capital	90
	B.	Memorandum and Articles of Association	90
	C.	Material Contracts	91
	D.	Exchange Controls	91
	E.	Taxation	91
	F.	Dividend and Paying Agents	100
	G.	Statement by Experts	100
	H.	Documents on Display	100
	|I.	Subsidiary Information	100
ITEM 11:	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT ARKET RISK		100
ITEM 12:	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES		101

PART I

ITEM 1:          IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

ITEM 2:          OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3:          KEY INFORMATION

A.                  Selected Consolidated Financial Data

 The selected consolidated statement of operations data set forth below for the years ended December 31, 2019, 2018 and 2017, and the selected consolidated balance sheet data as of December 31, 2019 and 2018 are derived from our audited consolidated financial statements that are included elsewhere in this Annual Report. These financial statements have been prepared in accordance with U.S. GAAP. The selected consolidated statement of operations data set forth below for the years ended December 31, 2016 and 2015 and the selected consolidated balance sheet data as of December 31, 2017, 2016 and 2015 are derived from our audited consolidated financial statements that are not included in this Annual Report.

The selected consolidated financial data set forth below should be read in conjunction with and is qualified entirely by reference to Item 5: “Operating and Financial Review and Prospects” and the Consolidated Financial Statements and Notes thereto included in Item 18 in this Annual Report on Form 20-F.

Statement of Operations Data for Year ended December 31,
	2019	2018	2017	2016	2015
	U.S. dollars in thousands, except for share data
Revenues (1):
Products	185,721	173,966	214,522	214,291	128,970
Services	77,771	92,425	68,234	65,260	68,573
Total	263,492	266,391	282,756	279,551	197,543
Cost of revenues:
Products	122,071	121,147	153,167	162,563	94,683
Services	45,544	51,207	47,094	41,498	48,635
Impairment of long lived assets	-	-	-	-	10,137
Total Cost of revenues	167,615	172,354	200,261	204,061	153,455
Gross profit	95,877	94,037	82,495	75,490	44,088
Operating expenses:
Research and development, net	30,184	33,023	28,014	24,853	22,412
Selling and marketing	21,488	22,706	23,759	23,411	24,823
General and administrative	18,633	17,024	19,861	26,471	18,644
Restructuring costs	-	-	-	-	1,508
Goodwill impairment	-	-	-	-	20,402
Total Operating expenses	70,305	72,753	71,634	74,735	87,789
Operating income (loss)	25,572	21,284	10,861	755	(43,701)
Financial expenses, net	(2,617)	4,298	4,307	4,843	7,243
Income (loss) before taxes on income	22,955	16,986	6,554	(4,088)	(50,944)
Taxes on income (tax benefit)	(13,583)	(1,423)	(247)	1,252	1,190
Net income (loss) from continuing operations	36,538	18,409	6,801	(5,340)	(52,134)
Loss from discontinued operations (2)	-	-	-	-	(200)
Net income (loss)	36,538	18,409	6,801	(5,340)	(52,334)

Net income (loss) per share (basic) from continuing operations (3)	0.66	0.34	0.12	(0.10)	(1.16)
Net income (loss) per share (diluted) from continuing operations (3)	0.65	0.33	0.12	(0.10)	(1.16)

Net income (loss) per share (basic) (3)	0.66	0.34	0.12	(0.10)	(1.16)
Net income (loss) per share (diluted) (3)	0.65	0.33	0.12	(0.10)	(1.16)

Balance Sheet Data as of December 31,

	2019	2018	2017	2016	2015
	U.S. dollars in thousands

Working capital	102,529	105,765	92,035	92,609	60,529
Total assets	391,836	394,747	391,556	383,198	370,833
Short‑term bank credit and loans and current maturities	4,096	4,458	4,479	4,617	11,542
Long term loan, net of current maturities	4,000	8,098	12,582	16,932	21,493
Other long-term liabilities (4)	13,293	7,229	9,007	9,766	11,484
Shareholders’ equity	253,588	239,072	218,322	209,826	178,082

(1)
On January 1, 2018, we adopted the new revenue standards (Topic 606) using a modified retrospective method with the cumulative effect recognized in the accumulated deficit as of December 1, 2018. The consolidated financial statements for the years ended December 31, 2018 and thereafter are reported under Topic 606, whereas the consolidated financial statements for 2017 and prior years are reported under Topic 605. See Note 2z, “Recently Adopted Accounting Pronouncements" to the consolidated financial statements for more details.

(2)	In December 2013, we sold Spacenet Inc., a provider of managed network communications services utilizing satellite wireline and wireless networks and associated technology.
(3)	The loss per share for the years ended December 31, 2015 and 2014 was adjusted, following the rights offering that the Company concluded in March 2016.
(4)
On January 1, 2019, we adopted the new lease standards (Topic 842) using a modified retrospective method, by applying the new standard to all leases existing at the date of initial application. Results and disclosure requirements for reporting periods beginning after January 1, 2019 are presented under ASC 842, while prior period amounts have not been adjusted and continue to be reported in accordance with ASC 840. See Note 2z, “Recently Adopted Accounting Pronouncements" to the consolidated financial statements for more details.

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

Risk Factors Relating to the Merger

The value of the stock portion of the Merger Consideration that Gilat shareholders will receive in the Merger has fluctuated and will continue to fluctuate over time.

At the Effective Time, subject to the terms of the Merger Agreement, (i) each Gilat Share issued and outstanding immediately prior to the Effective Time will be converted into the right to receive a combination of (A) $7.18 in cash, without interest, plus (B) 0.08425 of a validly issued, fully paid and nonassessable share of the Comtech Common Stock, with cash payable in lieu of fractional shares of the Comtech Common Stock, subject to applicable withholding taxes.

Time will elapse between each of the date of this Annual Report, the date on which Gilat shareholders vote to approve and adopt the Merger Proposal at the meeting and the date on which Gilat shareholders are entitled to receive cash from Comtech and the Comtech Common Stock. Due to the negative effect of the Coronavirus pandemic, the market values of the Comtech Common Stock and the Gilat Shares have significantly decreased since the announcement of the Merger and may further fluctuate as a result of a variety of factors, including the continuing effects of the Coronavirus, general market and economic conditions, changes in Comtech’s or Gilat’s businesses, operations and prospects, catastrophic events, both natural and man-made, and regulatory considerations. Many of these factors are outside the control of Gilat and Comtech. There will be no adjustment to the exchange ratio of the stock consideration (except for adjustments to reflect the effect of any stock split, reverse stock split, stock dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the Comtech Common Stock) and the parties do not have a right to terminate the Merger Agreement based upon changes in the market price of the Comtech Common Stock. Consequently, at the time that Gilat shareholders must decide whether to approve and adopt the Merger Proposal, they will not know the market price of the Comtech Common Stock they will receive and the market price of the Gilat Shares that they will surrender when the Merger is actually consummated. The value of the Comtech Common Stock received by Gilat shareholders upon consummation of the Merger will depend on the market price of the Comtech Common Stock at that time, and the value of the Gilat Shares surrendered by Gilat shareholders will depend on the market price of the Gilat Shares at that time, both of which have declined from the date we entered into the Merger Agreement.

The Merger is subject to a number of conditions, some of which are outside of the parties’ control, and, if these conditions are not satisfied, the Merger Agreement may be terminated, and the Merger may not be completed.

The Merger Agreement contains a number of conditions that must be fulfilled to complete the Merger. These conditions include:

•	approval of the Merger Agreement and the transactions contemplated thereby by Gilat shareholders;

•
the termination or expiration of any applicable waiting period, or the assent, non-objection, exemption or approval of applicable government entities, under certain applicable export, import and sanctions laws, industrial security requirements, or antitrust laws;

•
absence of any law, order, judgment, injunction or other ruling, instituted by a governmental entity of competent jurisdiction, that is then in effect of enjoining, making unlawful or otherwise prohibiting the consummation of the Merger;

•	obtainment of ISA Exemptions (as such term is defined in the Merger Agreement);

•	approval for listing of the shares of Comtech Common Stock to be issued in the Merger on Nasdaq, subject to official notice of issuance;

•
that the registration statement on Form S-4 has been declared by the SEC to be effective under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or threatened by the SEC that have not been withdrawn;

•
subject to certain materiality standards contained in the Merger Agreement, the accuracy of representations and warranties of Gilat and Comtech, respectively, and material performance by Gilat and Comtech of their respective covenants contained in the Merger Agreement; and

•	the absence of a material adverse effect with respect to the other party.

The required satisfaction of the foregoing conditions could delay the completion of the Merger for a significant period of time or prevent it from occurring. Any delay in completing the Merger could cause Comtech to fail to realize some or all of the benefits that the parties expect Comtech to achieve following the Merger. Further, there can be no assurance that the conditions to the Closing will be satisfied or waived or that the Merger will be completed.

In addition, if the Merger is not completed by July 29, 2020 (subject to a potential extension to October 29, 2020), either Comtech or Gilat may choose to terminate the Merger Agreement. Comtech or Gilat may also elect to terminate the Merger Agreement in certain other circumstances, and the parties may mutually decide to terminate the Merger Agreement at any time prior to the Effective Time, before or after Gilat shareholder approval is received, as applicable.

Failure to complete the Merger could negatively affect the share prices and the future business and financial results of either or both of Comtech and Gilat.

If the Merger is not completed, the ongoing businesses of either or both of Comtech and Gilat may be adversely affected. Additionally, if the Merger is not completed and the Merger Agreement is terminated, in certain circumstances Gilat may be required to pay Comtech a termination fee of $21,675,000. In addition, Comtech and Gilat have incurred and will continue to incur significant transaction expenses in connection with the Merger regardless of whether the Merger is completed. Furthermore, either or both of Comtech or Gilat may experience negative reactions from the financial markets, including negative impacts on their stock prices, or negative reactions from their customers, suppliers or other business partners, should the Merger not be completed.

The foregoing risks, or other risks arising in connection with the failure to consummate the Merger, including the diversion of management attention from conducting the businesses of the respective companies and pursuing other opportunities during the pendency of the Merger, may have a material adverse effect on the businesses, operations, financial results and stock prices of either or both of Comtech and Gilat.

Litigation against Comtech and Gilat, or the members of the Gilat Board, could prevent or delay the completion of the Merger or result in the payment of damages following completion of the Merger.

Various legal proceedings have been initiated by purported shareholder plaintiffs against Gilat and its directors and against Comtech and its principal executive officer with respect  to the Merger and the disclosure contained in the proxy statement/registration statement on Form S-4 that was filed with the SEC on March 2, 2020 seeking approval of the Merger and certain other matters and registering the shares of Comtech Common Stock to be issued in connection with the Merger. The results of any such potential legal proceedings are difficult to predict and could delay or prevent the Merger from becoming effective in a timely manner. The existence of litigation related to the Merger could affect the likelihood of obtaining the required approval from Gilat shareholders. Moreover, any litigation could be time consuming and expensive, could divert Comtech’s and Gilat’s management’s attention away from their respective businesses and, if any lawsuit is adversely resolved against any of Comtech, Gilat or the members of their respective boards of directors, could have a material adverse effect on Comtech’s or Gilat’s financial condition.

One of the conditions to the Closing is the absence of any law, order, judgment, injunction or other ruling, instituted by a governmental entity of competent jurisdiction, that is then in effect of enjoining, making unlawful or otherwise prohibiting the consummation of the Merger. Consequently, if a settlement or other resolution is not reached in any lawsuit that is filed and a claimant secures injunctive or other relief prohibiting, delaying or otherwise adversely affecting either party’s ability to complete the Merger on the terms contemplated by the Merger Agreement, then such injunctive or other relief may prevent the Merger from becoming effective in a timely manner or at all.

The Merger Agreement contains provisions that limit Gilat’s ability to pursue alternatives to the Merger, could discourage a potential competing acquiror of Gilat from making an alternative transaction proposal and, in specified circumstances, could require Gilat to pay a termination fee to Comtech.

The Merger Agreement prohibits Gilat and its representatives from soliciting, participating in negotiations with respect to or approving or recommending any third-party proposal for an alternative transaction, subject to exceptions set forth in the Merger Agreement relating to the receipt of certain unsolicited offers. If the Merger Agreement is terminated by Comtech due to a change in the Gilat Board’s recommendation regarding the Merger, due to Gilat’s material breach of its non-solicitation obligations, or due to Gilat accepting a superior proposal, among other reasons, then Gilat may be required to pay a termination fee of $21,675,000 to Comtech.

These provisions could discourage a potential third-party acquiror or merger partner that might have an interest in acquiring all or a significant portion of Gilat or pursuing an alternative transaction from considering or proposing such a transaction, even if it were prepared to pay consideration with a higher per share cash or market value than the consideration to be paid in the Merger, or might result in a potential third-party acquiror or merger partner proposing to pay a lower price to Gilat shareholders than it might otherwise have proposed to pay because of the added expense of the termination fee that may become payable in certain circumstances.

If the Merger Agreement is terminated and Gilat determines to seek another business combination, Gilat may not be able to negotiate a transaction with another party on terms comparable to, or better than, the terms of the Merger.

The Merger is subject to the expiration of applicable waiting periods under and the receipt of approvals, consents or clearances from U.S. and Russian antitrust regulatory authorities that may impose conditions that could have an adverse effect on Comtech or Gilat or, if not obtained, could prevent completion of the Merger.

The Closing may be subject to the exemption or approval of applicable government entities under the antitrust laws of the United States and Russia. In deciding whether to grant the required regulatory approvals, consents or clearances, the relevant governmental entities will consider the effect of the Merger on competition within their relevant jurisdiction. The terms and conditions of the approvals, consents and clearances that are granted may impose requirements, limitations or costs or place restrictions on the conduct of Comtech’s business and which may adversely affect the financial position and prospects of Comtech and its ability to achieve the cost savings and other synergies projected to result from the Merger.

Under the Merger Agreement, Comtech and Gilat have agreed to use their reasonable best efforts to obtain all necessary actions or non-actions, waivers, consents, approvals, orders and authorizations from governmental entities, as may be required under any applicable antitrust laws or otherwise and therefore may be required to comply with conditions or limitations imposed by governmental antitrust authorities. However, there can be no assurance that antitrust regulators will not impose unanticipated conditions, terms, obligations or restrictions and that such conditions, terms, obligations or restrictions will not have the effect of delaying completion of the Merger or imposing additional costs on or limiting the revenues of Comtech following the completion of the Merger and which may adversely affect the financial position and prospects of Comtech and its ability to achieve the cost savings and other synergies projected to result from the Merger.

Until the completion of the Merger or the termination of the Merger Agreement in accordance with its terms, in consideration of the agreements made by the parties in the Merger Agreement, Gilat is prohibited from entering into certain transactions and taking certain actions that might otherwise be beneficial to Gilat and its shareholders.

Until the Merger is completed, the Merger Agreement restricts Gilat from taking specified actions without the consent of Comtech (not to be unreasonably withheld, conditioned or delayed), and requires Gilat to carry on its business in all material respects in the ordinary course of business. These restrictions may prevent Gilat from making appropriate changes to its businesses, retaining its workforce, paying dividends or pursuing attractive business opportunities that may arise prior to the completion of the Merger.

After the Merger, Gilat shareholders will have a significantly lower ownership and voting interest in Comtech than they currently have in Gilat, and will exercise less influence over management.

Based on the number of Gilat Shares and shares of Comtech Common Stock issued and outstanding as of February 28, 2020, it is expected that, former Gilat shareholders will receive shares of the Comtech Common Stock in the Merger representing approximately 16.4% of the outstanding shares of the Comtech Common Stock, immediately following the Effective Time. Consequently, Gilat shareholders will have substantially less influence over the management and policies of Comtech than they currently have over Gilat.

The executive officers and directors of Gilat have interests in the Merger that are different from, or in addition to, those of the other Gilat shareholders. Therefore, the executive officers and directors of Gilat may have a conflict of interest in recommending the Merger Proposal being voted on at the meeting.

The directors and executive officers of Gilat have interests in the Merger that may be different from, or in addition to, those of the Gilat shareholders generally.

The shares of Comtech Common Stock to be received by Gilat shareholders as a result of the Merger will have different rights from the Gilat Shares.

Upon completion of the Merger, Gilat shareholders will become stockholders of Comtech and their rights as stockholders will be governed by the Comtech Charter, the Comtech Bylaws and Delaware law. The rights associated with Gilat Shares are different from the rights associated with shares of the Comtech Common Stock.

Gilat shareholders may be subject to Israeli capital gains tax in connection with the Merger and absent receipt of a ruling or exemption, will generally be subject to Israeli tax withholding on the gross Merger Consideration.

As a consequence of the Merger, holders of Gilat Shares will be treated as having sold their Gilat Shares in the Merger. When an Israeli company is sold, regardless of whether the consideration in the sale is cash or stock, its shareholders are generally subject to Israeli taxation. The Israeli Tax Office, or ITO, distinguishes between ‘Real Capital Gain’ and ‘Inflationary Surplus’. The Inflationary Surplus is the portion of the total capital gain which is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli Consumer Price Index, or CPI, or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The Real Capital Gain is the excess of the total capital gain over the Inflationary Surplus.

The capital gains tax rate applicable to the Real Capital Gain is 25% for individuals, 30% for individuals who are Major Stockholders on the date of sale or on any date falling within the 12-month period preceding that date of sale and 23% for corporations. An additional tax at a rate of three percent on the Real Capital Gain may be imposed upon individual shareholders whose annual income from all sources that is taxable in Israel exceeds a certain amount. The Inflationary Surplus is generally exempt from tax, provided that the shares being sold were acquired after December 31, 1993.

Shareholders of a company, such as Gilat, whose shares are traded on the TASE or on a regulated market outside of Israel, who are non-Israeli residents and purchased their shares after the listing of Gilat’s shares on the TASE or said regulated market outside of Israel, whichever is earlier (which means, in the case of Gilat, non-Israeli residents who purchased Gilat Shares after March 26, 1993), would generally be exempt from Israeli capital gains tax, provided that certain conditions are met (e.g., including that the capital gain is not made through a permanent establishment that the non-Israeli resident shareholder maintains in Israel). In addition, such sale may be exempt from Israeli capital gain tax (or be subject to a reduced tax rate) under the provisions of an applicable tax treaty between Israel and the seller’s country of residence (subject to the receipt of a valid certificate from the Israel Tax Authority allowing for an exemption or a reduced tax rate).

Gilat has requested tax rulings from the Israel Tax Authority with respect to (i) exemption from withholding of Israeli tax on payments of Merger Consideration payable to Gilat shareholders who are non-Israeli residents and meet certain conditions, (ii) deferral of the obligation of Israeli tax resident holders of Gilat Shares to pay Israeli tax on the exchange of the Gilat Shares for the Comtech Common Stock in accordance with the provisions of Section 104H of the ITO and (iii) the application of Israeli tax withholding and other Israeli tax treatment applicable to holders of Gilat Options and shares issued to certain directors and employees under Section 102 of the ITO and to certain directors and others under Section 3(i) of the ITO. If and when the tax rulings are finalized, Gilat will issue a press release and furnish a Form 6-K or other document with the SEC describing the scope of the exemptions provided by the rulings. There can be no assurance that such rulings will be granted before the Closing or at all or that, if obtained, such rulings will be granted under the conditions requested by Gilat.

Whether or not a particular shareholder is actually subject to Israeli capital gains tax in connection with the Merger, absent receipt by Gilat of a tax ruling from the Israel Tax Authority prior to Closing, all Gilat shareholders will be subject to Israeli tax withholding at the rate of 25% (for individuals) and 23% (for corporations) on the gross Merger Consideration (unless the shareholder requests and obtains an individual certificate of exemption or a reduced tax rate from the Israel Tax Authority, as described below), and Comtech or the exchange agent will withhold and deduct from the Cash Merger Consideration an amount equal to 25%, 23% or such other reduced tax rate as stipulated in the certificate obtained, as applicable, of the gross Merger Consideration received by such shareholder.

The Israeli tax withholding consequences of the Merger to Gilat shareholders and holders of certain Gilat Options and shares issued subject to Section 102 of the ITO may vary depending upon the particular circumstances of each shareholder or holder of Gilat Options or shares issued subject to Section 102 of the ITO, as applicable, and the final tax rulings issued by the Israel Tax Authority. To the extent that tax is withheld on payments to U.S. taxpayers, it is possible that such withheld taxes may not be able to be credited against such taxpayers’ U.S. income tax liability. You are urged to consult with your own tax advisor for a full understanding of the tax consequences of the Merger to you, including the consequences under any applicable, state, local, foreign or other tax laws or tax treaties.

Risk Factors Relating to the Combined Company Following the Merger

There is the possibility that Comtech, following the Merger, may be unable to successfully integrate the business of Gilat to realize the anticipated benefits of the Merger or to do so within the intended timeframe. Comtech may overestimate the synergies that will result from the Merger or underestimate the cost of implementing such synergies.

Comtech will be required to devote significant management attention and resources to integrating the businesses and operations of Gilat with Comtech. The anticipated benefits from the Merger are based on projections and assumptions about the combined business of Gilat and Comtech, which may not materialize as expected or which may prove to be inaccurate. Comtech’s ability to achieve the anticipated benefits will depend on its ability to successfully and efficiently integrate the business and operations of Gilat with those of Comtech and achieve the expected synergies. Comtech may encounter significant challenges with successfully integrating and realizing the anticipated benefits of the Merger, including the following:

•	challenges managing the costs of integration and compliance;

•	difficulties in achieving anticipated cost savings, synergies, business opportunities and growth prospects from combining the two businesses;

•	challenges integrating management teams, corporate cultures, management philosophies, strategies, operations, products and services;

•	experiencing potential disruptions due to diversion of management attention uncertainty with retaining key employees, customers, suppliers and other partners of Gilat and Comtech;

•	challenges in creating and enforcing uniform standards, controls, procedures, policies and information systems;

•	limitations prior to the completion of the Merger on the ability of management of Gilat and Comtech to conduct planning regarding the integration of the two companies;

•
challenges integrating complex systems, technology, networks and other assets of Gilat into those of Comtech in a manner that minimizes any adverse impact on customers, suppliers, employees and other constituencies;

•	managing the increased scale and complexity of Comtech’s operations resulting from the Merger;

•	incurring potential unknown liabilities and unforeseen increased expenses or delays associated with the Merger, including costs to integrate Gilat; and

•	experiencing potential disruptions of, or the loss of momentum in, each company’s ongoing businesses.

Many of these factors will be outside of Comtech’s control and any one of them could result in increased costs, decreases in the amount of expected revenues and diversion of management’s time and energy, which could materially impact the business, financial condition and results of operations of the combined company. Even if the operations of Comtech’s and Gilat’s businesses are integrated successfully, there can be no assurance that Comtech will be able to realize some or all of the anticipated benefits of the Merger.

The Merger may not be accretive, and may be dilutive, to the combined company’s earnings per share, which may harm the market price of the Comtech Common Stock following the Merger.

Gilat and Comtech currently believe the Merger will result in a number of benefits, including cost savings, operating efficiencies, and stronger demand for their respective products and services, and that the Merger will be accretive to Comtech’s earnings. This belief is based, in part, on preliminary current estimates that may materially change. Comtech following the Merger could encounter additional transaction and integration-related costs or other factors such as the failure to realize all of the benefits anticipated in the Merger, a downturn in its business, or adverse changes in market conditions. All of these factors could cause dilution to Comtech’s earnings per share following the Merger or decrease or delay the expected accretive effect of the Merger and cause a decrease in the price of shares of Comtech Common Stock following the Merger.

The market price of Comtech Common Stock after the Merger will continue to fluctuate and may be affected by factors different from those affecting the Gilat Shares.

Upon completion of the Merger, holders of Gilat Shares will become holders of Comtech Common Stock. The market price of Comtech Common Stock has declined since the announcement of the Merger and may fluctuate significantly following consummation of the Merger and holders of Gilat Shares could lose the value of their investment in Comtech Common Stock. In addition, the stock market has experienced significant price and volume fluctuations since the Merger due to the spread of the Coronavirus and its financial impact on the global economy and could continue to have a material adverse effect on the market for, or liquidity of, the Comtech Common Stock, regardless of Comtech’s actual operating performance. Such fluctuations and adverse effects are being experienced in the markets as a result of the Coronavirus pandemic. In addition, Comtech’s business differs in important respects from that of Gilat, and accordingly, the results of operations of the combined company and the market price of Comtech Common Stock after the completion of the Merger may be affected by factors different from those currently affecting the independent results of operations of each of Comtech and Gilat.

The use of cash and incurrence of significant indebtedness in connection with the financing of the Merger may have an adverse impact on Comtech’s liquidity, limit its flexibility in responding to other business opportunities and increase its vulnerability to adverse economic and industry conditions.

Based on information provided by Comtech, at October 31, 2019, Comtech’s balance of cash and cash equivalents was $46.9 million and as of September 30, 2019, Gilat had approximately $53.1 million of unrestricted cash and cash equivalents. Comtech expects to fund the acquisition of Gilat and related transaction costs through the use of unrestricted cash and cash equivalents on hand at Closing and drawing on a credit facility. The use of unrestricted cash on hand and indebtedness to finance the Merger will reduce Comtech’s liquidity and could cause Comtech to place more reliance on cash generated from operations to pay principal and interest on its debt, thereby reducing the availability of its cash flow for working capital, dividend and capital expenditure needs or to pursue other potential strategic plans. The increased indebtedness may also have the effect, among other things, of limiting Comtech’s ability to obtain additional financing, if needed, limiting Comtech’s flexibility in the conduct of its business and making it more vulnerable to economic downturns and adverse competitive and industry conditions.

The agreements that will govern the indebtedness to be incurred by Comtech in connection with the Merger may contain various covenants that impose restrictions on Comtech that may affect its ability to operate its business.

The agreements that will govern the indebtedness to be incurred by Comtech in connection with the Merger will likely contain various affirmative and negative covenants that , subject to certain significant exceptions, are likely to restrict the ability of Comtech to, among other things, have liens on its property, change the nature of its business, transact business with affiliates or merge or consolidate with any other person or sell or convey certain of its assets to any one person. In addition, some of the agreements that govern the financing may contain financial covenants that may require Comtech to maintain certain financial ratios. The ability of Comtech to comply with these provisions may be affected by events beyond its control. Failure to comply with these covenants could result in an event of default, which, if not cured or waived, could accelerate Comtech’s repayment obligations.

Comtech following the Merger will incur significant transaction and integration related costs in connection with the Merger.

Comtech expects to incur costs associated with integrating the operations of Gilat following the Closing. The amount of these costs could be material to the financial position and results of operations of Comtech following the Merger. A substantial amount of such expenses will be comprised of transaction costs related to the Merger, facilities and systems consolidation costs, and employee-related costs. Comtech will also incur fees and costs related to formulating integration plans and performing integration activities. Additional unanticipated costs may be incurred in the integration of the two companies’ businesses. The elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, may not offset incremental transaction and other integration related costs in the near term.

Certain Gilat counterparties may acquire certain rights upon the Merger, which could negatively affect Comtech following the Merger.

Gilat is party to numerous contracts, agreements, licenses, permits, authorizations and other arrangements that contain provisions giving counterparties certain rights (including, in some cases, termination rights) in the event of an “assignment” of the agreement or a “change in control” of Gilat or its subsidiaries. The definitions of “assignment” and “change in control” vary from contract to contract and, in some cases, the “assignment” or “change in control” provisions may be implicated by the Merger. If an “assignment” or “change in control” occurs, a counterparty may be permitted to terminate its contract with Gilat.

Whether a counterparty would have cancellation rights in connection with the Merger depends upon the language and governing law of its agreement with Gilat. Whether a counterparty exercises any cancellation rights it has would depend on, among other factors, such counterparty’s views with respect to the financial strength and business reputation of Comtech following the Merger and prevailing market conditions. Gilat cannot presently predict the effects, if any, if the Merger is deemed to constitute a change in control under certain of its contracts and other arrangements, including the extent to which cancellation rights would be exercised, if at all, or the effect on Comtech’s financial condition, results of operations or cash flows following the Merger, but such effect could be material.

Uncertainties associated with the Merger may cause a loss of employees, including senior management and key employees and may otherwise materially adversely affect the future business and operations of Comtech following the Merger.

Comtech’s success following the Merger will depend upon the ability of Comtech to retain senior management and key employees of Comtech and Gilat following the Merger. Many of Comtech and Gilat’s employees are researchers, engineers and other highly skilled professionals. Comtech and Gilat operate in a highly specialized market and having skilled personnel is necessary for ensuring the supply of high quality products and services. There are only a limited number of people in the job market who possess the requisite skills, and it may be difficult for Comtech following the Merger to hire qualified personnel over time. Furthermore, certain options to purchase Gilat Shares held by Gilat employees vest in connection with the Merger, and Comtech following the Merger may need to offer similar awards and benefits to increase retention.

Current and prospective employees of Comtech and Gilat may experience uncertainty about their roles with Comtech following the Merger. In addition, key employees may depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with Comtech following the Merger. The loss of services of certain senior management or key employees of Gilat or the inability to hire new personnel with the requisite skills could restrict the ability of Comtech following the Merger to develop new products or enhance existing products in a timely manner, to sell products to customers, to provide competitive services or to manage the business of Comtech effectively. Also, the business, financial condition and results of operations of Comtech following the Merger could be materially adversely affected by the loss of any of its key employees, by the failure of any key employee to perform in his or her current position, or by Comtech’s inability to attract and retain skilled employees.

Following the Merger Comtech will have a more complex organizational structure, which could result in unfavorable tax or other consequences and could have an adverse effect on its net income and financial condition.

Comtech following the Merger will operate legal entities in many countries around the world where it will conduct manufacturing, development, design and sales operations. In some countries, it will maintain multiple entities for tax or other purposes. Changes in tax laws, regulations, and related interpretations in the countries in which it operates may adversely affect its results of operations. Comtech following the Merger will have many entities globally and may have unsettled intercompany balances between some of these entities that could result, if changes in law, regulations or related interpretations occur, in adverse tax or other consequences affecting its capital structure, intercompany interest rates and legal structure.

Comtech’s results following the Merger may differ materially from those anticipated.

Comtech’s results following the Merger may be materially different from those anticipated, which could result in a material adverse effect on the business, financial condition, results of operations and prospects of Comtech following the Merger. In addition, Comtech expects to incur significant costs associated with completing the Merger and integrating the operations of Gilat, and the exact magnitude of these costs is not yet known. Furthermore, these costs may decrease the amount of capital that could be used by Comtech for other purposes.

The Comtech Common Stock will be traded on different markets and this may result in price variations.

Following the Merger, the shares of Comtech Common Stock will be traded on both the Nasdaq as well as the TASE. Price variations may result due to this dual listing. Trading in the Comtech Common Stock on these markets will also occur at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). Given these and other factors, such as differences in exchange rates, the Comtech Common Stock may trade at different prices on the TASE and the Nasdaq. In addition, market influences in one market may influence the price in the other.

Risks Relating to Our Business

Our operations and sales have been adversely affected by the impact of the Coronavirus and we are subject to further negative effects from the continued spread of the Coronavirus pandemic and other public health threats

The ongoing Coronavirus pandemic that first surfaced in China and is spreading throughout the world has had an adverse effect on our industry and the markets in which we operate. The Coronavirus outbreak has significantly impacted the travel and aviation markets in which our significant IFC customers operate and has resulted in a slowdown of our business with some of these customers. We have experienced postponed orders and suspended decision making in other markets that are likely to be negatively affected by the Coronavirus. As a result, during the first quarter of 2020, we have experienced a significant reduction in our business and expect to record a loss for the quarter. Further, the guidance of social distancing and the requirements to work from home in key territories such as Israel, Peru, China, California, Colombia, Australia, Bulgaria and in other countries, in addition to greatly reduced travel globally, has resulted in a substantial curtailment of business activities, which has affected and is likely to continue to affect our ability to conduct fieldwork as well as deliver products and services. While the majority of our products are manufactured outside of China, certain components and materials for our products are manufactured or procured in China and we also have other operations in Asia. We are unable at this time to estimate the extent of the effect of the Coronavirus on our business. In order to mitigate the impact of the decline in business, we have adopted a plan to reduce our expenses, including a reduction in our headcount as well as other cost savings measures. This public health threat is likely to continue to adversely impact us by its negative impact on our ability to generate revenues due to reduced end-market demand from governments, enterprises and consumers, leading to order delays and cancellations. In addition, certain of our sales and support teams are unable to travel or meet with customers and the threat has caused operating, manufacturing, supply chain and project development delays and disruptions, labor shortages, travel and shipping disruptions and shutdowns (including as a result of government regulation and prevention measures). Given the potential impact on our businesses as a result of the outbreak, the values or the recoverable amounts of certain assets subsequent to the reporting date may be less than their carrying amounts as of December 31, 2019. The potential decline in value is determined to be a non-adjusting event as management concluded that the cause of the shut down in the series of events that led to the disruptions in operations is not the outbreak itself, but rather the measures taken by the government after the reporting date. Because the outbreak may also result in uncertainties in relation to the assumptions and estimations associated with the measurement of various assets and liabilities in the financial statements that we may not have previously recognized or disclosed, the occurrence of the outbreak has certainly added additional risks that the carrying amounts of assets and liabilities may require certain adjustments within the next financial year which financial effect cannot be reasonably estimated at this stage.

A significant portion of our revenue in 2019 was attributable to a limited number of large scale customers.

We depend on several large-scale contracts for a significant percentage of our revenues. In 2019, a significant portion of our revenue was attributable to our contracts with a large service provider which provides services mainly to the airline industry, a large U.S. system integrator, and with a Peruvian governmental authority with respect to six regions in Peru, or the PRONATEL Regional Projects. The agreement with the aviation service provider accounted for approximately 11% of our revenue in the year ended December 31, 2019. The agreement with our U.S. system integrator customer, accounted for approximately 12% of our revenue in the year ended December 31, 2019. The PRONATEL Regional Projects accounted for approximately 16% of our revenue in the year ended December 31, 2019. The PRONATEL Regional Projects, which were awarded to us in 2015 and in 2018, are expected to generate during their terms revenues of $393 million and $154 million, respectively. The expected duration of the 2015 PRONATEL Regional Projects was significantly prolonged from their scheduled delivery dates due to continued delays in the construction phase, and are expected to continue for approximately 14-15 years. See Item 4.B. – “Information on the Company – Business Overview – Terrestrial Infrastructure Projects – Overview”. If we fail to deliver in a timely manner upon any of our large contracts or if any of these or other large customers were to terminate their existing contracts with us or substantially reduce the services or quantity of products they purchase from us, our revenues and operating results could be materially adversely affected.

Our failure to deliver upon our large-scale projects in an economical or a timely manner, or a delay in collection of payments due to us in connection with any such large-scale project could have a significant adverse impact on our operating results.

We have been awarded a number of large-scale projects by our customers, including foreign governments, such as the Peruvian PRONATEL Regional Projects in 2015 and in 2018, and contracts with a U.S. system integrator and a large service provider in the mobility market. While we have successfully implemented large-scale network infrastructure projects and operations in rural areas, the PRONATEL Regional Projects as well as other projects are complex and require cooperation of third parties. Additionally, the delivery of our large-scale projects requires us to invest significant funds in order to obtain bank guarantees and requires us to incur significant expenses before we receive full payment from our customers. Failure to execute these projects in an economical manner within the projects’ budgets and schedules could result in significant penalties, impact our ability to receive and recognize the expected revenues, reduce our cash balance, and cause us losses, which would significantly adversely impact our operating results. The expected duration of the 2015 PRONATEL Regional Projects was significantly prolonged from their scheduled delivery dates, due to continued delays in the construction phase and is expected to continue for approximately 14-15 years. Our general practice in the Regional Projects is to resolve delays in the projects schedules and other relevant issues through entering into an amendment agreed upon with our customer, as we have already done with respect to three PRONATEL Regional Projects. If we fail to reach such agreement with the customer for the other projects, we could incur significant penalties. The construction phase of the first three PRONATEL Regional Projects that were awarded to us in March 2015 were accepted by PRONATEL during 2019. Failure to complete the remaining three projects in a timely manner and pursuant to the updated schedule, will have a significant adverse effect on our business and financial results.

In the past, we incurred major losses and we may not be able to continue to operate profitably in the future.

While we have operated profitably in the last three fiscal years, we incurred major losses in years prior to fiscal 2017 and as of December 31, 2019, we have an accumulated deficit of $671 million. We cannot assure you that we can operate profitably in the future. If we do not continue to operate profitably, our share price will decline, and the viability of our company will be in question.

Our available cash balance may decrease in the future if we cannot generate cash from operations.

Our cash, cash equivalents including restricted cash as of December 31, 2019 were $102 million compared to $104.2 million as of December 31, 2018. Our positive cash flow (including restricted cash) from operating activities was approximately $34.8 million in the year ended December 31, 2019 compared to positive cash flow from operating activities of $32.0 million in the year ended December 31, 2018 and negative cash flow of $17.2 million in the year ended December 31, 2017. If we do not generate sufficient cash from operations in the future, including from our large-scale projects, our cash balance will decline, and the unavailability of cash could have a material adverse effect on our business, operating results and financial condition.

The delivery of our large-scale projects requires us to invest significant funds in order to obtain bank guarantees and may require us to incur significant expenses before we receive full payment from our customers. This applies mainly to the PRONATEL Regional Projects awarded to us in 2015 and in 2018, which are expected to generate $393 million and $154 million in revenues respectively, over a period of 13-15 years. We have used the advance payment received from PRONATEL as well as internal cash resources in order to finance the PRONATEL Regional Projects, and may need to significantly increase the internal cash resources used for further investment in the PRONATEL Regional Projects. We have used surety bonds and our internal resources in order to provide the required bank guarantees for the PRONATEL Regional Projects, which were approximately $99.3 million in the aggregate as of December 31, 2019. If we fail to obtain the necessary funding or if we fail to obtain such funds on favorable terms, we will not be able to meet our commitments and our cash flow and operational results may be adversely affected.

If the satellite communications markets fail to grow, our business could be materially harmed.

A number of the markets for our products and services in the satellite communications area, including high throughput satellite and commercial on the move products, have emerged in recent years. In addition, over the next few years the market is expected to move towards non-geostationary orbits, or NGSO, constellation networks and this may reduce interest and investments in geostationary satellite technology and services. Because these markets are constantly changing, it is difficult to predict the rate at which these markets will grow or decline. Although we have entered into a multi-million-dollar contract with large Satellite Operator for development and deployment of VSAT platform for Medium Earth Orbit, or MEO, communications system there is no assurance that we will be able to further expand our penetration into the non-geostationary orbit, or NGSO market. We also believe that there are many companies that are seeking ways to improve the ability of existing terrestrial infrastructure, such as fiber optic cable and point-to-point microwave, to transmit signals. Any significant improvement or increase in the amount of terrestrial capacity, particularly with respect to the existing fiber optic cable infrastructure and point-to-point microwave, may cause our fixed networks customers to shift their transmissions to terrestrial capacity or make it more difficult for us to obtain new customers. If fiber optic cable networks or other terrestrial-based high-capacity transmission systems are available to service a particular point, that capacity, when available, is generally less expensive than satellite capacity. As terrestrial-based telecommunications services expand, demand for some fixed satellite-based services may be reduced.

 If the markets for commercial satellite communications products fail to grow, or if we fail to further expand our penetration into the NGSO market operating in low earth orbits, or LEO, our business could be materially harmed. Conversely, growth in these markets could come at the expense of geostationary satellite capacity markets which in turn could materially harm our business and impair the value of our shares. Specifically, we derive most of our revenues from sales of satellite based communications networks and related equipment and provision of services related to these networks and products a significant decline in this market or the replacement of VSAT and other satellite based technologies by an alternative technology could materially harm our business and impair the value of our shares.

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

In March and December 2015, the Peruvian government awarded us the PRONATEL Regional Projects under four separate bids for the construction of networks, operation of the networks for a defined period and their transfer to the government. In 2018, we were awarded two additional PRONATEL Regional Projects. These awards are expected to generate revenues of $547 million over a period of 13-15 years. The Colombian Ministry of Information Technologies and Communications, or Ministry of ITC, awarded us a contract in December 2013 that concluded in the second quarter of 2019. The total amount of revenue generated from this contract, from its initiation and including all its extensions, is approximately 312 billion Colombian Pesos (approximately $103 million).

 Agreements with the governments in these countries typically include unilateral early termination clauses and involve other risks such as the imposition of new government regulations and taxation that could pose additional financial burdens on us. Changes in the political or economic situation in these countries can result in the early termination of our business there, or materially adversely affect our ability to successfully deliver on time. Any termination of our business in any of the aforementioned countries could have a significant adverse impact on our business. See Item 4.B. – “Information on the Company – Business Overview – Terrestrial Infrastructure Projects – Overview”.

We submit bids on large-scale contracts through regulated bid processes with governments and large governmental agencies and our awards can be challenged by losing parties. If successful, such challenges could significantly adversely affect our business and financial results.

Our awards in bids submitted to governments and large governmental agencies can be challenged by losing parties, and if such challenges succeed our financial results will be adversely affected. In 2018, we were awarded two additional PRONATEL Regional Projects in Peru, with expected revenues of approximately $154 million over approximately 13-15 years. Two of the three entities comprising the losing bidder consortium, which was disqualified by the bid issuer, applied for cancellation of the bid and obtained a preliminary injunction against the award. This matter is currently pending a judicial decision. Based on advice of counsel, we believe that the chances of success of the application to cancel the bid are remote, yet if successful it could significantly adversely affect our business and financial results.

Some of our large-scale customers are highly leveraged or dependent on industries affected by the Coronavirus and if any of them encounters financial difficulties, this could have a significant adverse effect on our business and financial results.

Some of our current and potential customers, including large-scale customers who contribute significantly to our profitability, are highly leveraged and dependent on the airline industry that has been severely affected by the Coronavirus pandemic. If a major customer encounters financial difficulty, our business and operating results may be adversely affected, and we may find it difficult to collect outstanding receivables. As an example, in June 2016, our customer, Oi SA, filed for judicial reorganization in a bankruptcy petition in Brazil. Collection of any outstanding amounts due to us prior to the petition is subject to implementation of the creditor arrangements which includes a discount on the amounts due us.

Actual results could differ from the estimates and assumptions that we use to prepare our financial statements.

In order to prepare our financial statements in conformity with generally accepted accounting principles in the United States (“U.S. GAAP”), our management is required to make estimates and assumptions, as of the date of the financial statements, which affect the reported values of assets and liabilities, revenues and expenses, and disclosures of contingent assets and liabilities. Areas that require significant estimates by our management include contract costs and profits, application of percentage-of-completion accounting, provisions for uncollectible receivables and customer claims, impairment of long-term assets, goodwill impairment, valuation allowance in respect of deferred tax assets, valuation of assets acquired and liabilities assumed in connection with business combinations, accruals for estimated liabilities, including litigation and insurance reserves, and stock-based compensation. Our actual results could differ from, and could require adjustments to, those estimates.

In particular, we recognize revenues generated from the PRONATEL Regional Projects using the percentage-of-completion method. Under this method, estimated revenue is recognized by applying the percentage of completion of the contract for the period (based on the ratio of costs incurred to total estimated costs of the contract) to the total estimated revenue for the contract. As a result, revisions made to the estimates of revenues and profits are recorded in the period in which the conditions that require such revisions become known and can be estimated. Although we believe that our profit margins are fairly stated and that adequate provisions for losses for fixed-price contracts are recorded in the financial statements, as required under U.S. GAAP, we cannot assure you that our contract profit margins will not decrease or that any loss provisions will not increase materially in the future.

Tax authorities may disagree with our provisions and payments related to income taxes, deduction of withholding taxes, intercompany charges, cross-jurisdictional transfer pricing or other matters which could result in our being assessed additional taxes.

We are subject to taxation in the United States, Israel, Latin America (mainly Peru, Brazil and Colombia) and numerous other jurisdictions, including with respect to income taxes, obligations to withhold taxes and other tax matters. Determining our provision for the various taxes requires significant management judgment. In addition, our provision for income taxes could be adversely affected by many factors, including, among other things, changes to our operating structure, changes in the amounts of earnings in jurisdictions with different statutory tax rates, changes in the valuation of deferred tax assets and liabilities and changes in tax laws. We are subject to ongoing tax examinations in various jurisdictions Tax authorities may disagree with our intercompany charges, cross-jurisdictional transfer pricing, deduction of withholding taxes or other matters and assess additional taxes. While we regularly evaluate the likely outcomes of these examinations to determine the adequacy of our provision for income taxes, there can be no assurance that the outcomes of such examinations will not have a material impact on our results of operations and cash flows. Among other factors, an ambiguity could exist in cases where services are provided across countries, such as satellite capacity which is provided from a satellite operated by a company incorporated in a certain country and is received in a different country by another company which may be required to withhold taxes on the provided capacity services. While we follow the guidelines of the relevant tax authority, where available, there is no assurance that such guidelines will ultimately be determined to be binding by the relevant authorities or acceptable in the local courts of law. In addition, we may be audited in various jurisdictions, and such jurisdictions may assess additional taxes against us. Although we believe our tax estimates are reasonable, the final determination of any tax audit or litigation could be materially different from our historical tax provisions and accruals, which could have a material adverse effect on our results of operations or cash flows in the period or periods for which a determination is made. Further, subsequent legislations, guidance, court rulings or regulations that differ from our prior assumptions and interpretations, or other factors which were not anticipated at the time we estimated our tax provision, payments and deduction of withholdings could have a material adverse effect on our business, cash flow, results of operations or financial condition.

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

Some of our competitors have greater financial resources, providing them with greater research and development and marketing capabilities. Our competitors may also be more experienced in obtaining regulatory approvals for their products and services and in marketing them. Our relative position in the network communications industry may place us at a disadvantage in responding to our competitors’ pricing strategies, technological advances and other initiatives. Our principal competitors in the supply of VSAT networks are Hughes Network Systems, LLC (owned by EchoStar Corporation), or HNS, ViaSat Inc., or ViaSat, Singapore Technologies Engineering Ltd., or ST Engineering iDirect, Newtec Cy N.V (acquired by ST Engineering iDirect), Comtech Telecommunications Corp., or Comtech and UHP Networks Inc. (acquired by Comtech), or UHP. In managed satellite network services solutions, our competitors are Speedcast International Ltd., or Speedcast, SES and Intelsat. Most of our competitors have developed or adopted different technology standards for their VSAT products.

Our low-profile in-motion ground, aero and maritime antennas target a competitive market with multiple players such as Honeywell, Astronics AeroSat Corporation, or AeroSat, Qest Quantum Electronic Systems GmbH or Qest, Tecom Industries, Inc., or Tecom, and Thinkom Solutions or Thinkom. Competitors in the defense sector include General Dynamics Satcom Technologies, Orbit Communication Systems, or Orbit, Elbit Systems Ltd., or Elbit, and L3Harris Technologies, Inc. or L-3Harris. Multiple additional competitors are entering the low-profile in-motion arena and specifically electronically steered antenna market, some with new and advanced technologies. If these new entrants and/or new technologies are able to significantly penetrate the market our business could be negatively affected.

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

If the Merger is not completed, we may need to make acquisitions or form strategic alliances or partnerships in order to remain competitive in our market, and such acquisitions, strategic alliances or partnerships could be difficult to integrate, disrupt our business and dilute shareholder value.

We have historically sought to acquire businesses that enhance our capabilities and add new technologies, products, services and customers to our existing businesses. In the event that the Merger is not completed, we may not be able to identify acquisition candidates on commercially reasonable terms or at all. If we make additional business acquisitions, we may not be able to successfully integrate the business acquired or we might not realize the benefits anticipated from these acquisitions, including sales growth, cost synergies and improving margins. Furthermore, we might not be able to obtain additional financing for business acquisitions, since such additional financing could be restricted or limited by the terms of our debt agreements or due to unfavorable capital market conditions.

Further, once integrated, acquisitions may not achieve comparable levels of revenues, profitability or productivity as our existing business or otherwise perform as expected. The occurrence of any of these events could harm our business, financial condition or results of operations.

In 2010, we completed the acquisition of RaySat Antenna Systems, or RAS, a leading provider of on-the-move antenna solutions, of RaySat BG, a Bulgarian research and development center, and of Wavestream, a provider of SSPAs and BUCs. If our projection for growth in the airborne business does not materialize and we fail to obtain additional business in our Mobility Solutions segment, we would likely record an impairment of goodwill. In 2015, we performed an analysis of implied carrying value of our Wavestream subsidiary in accordance with ASC 350 and recorded goodwill impairment losses of $20.4 million. In 2017, 2018 and 2019, no impairment losses were identified.

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

In addition, government shutdown could result in the suspension of work on contracts in progress or in payment delays which would adversely affect our future revenue and cash flow.

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

If we are unable to competitively operate within the GEO, HTS/VHTS, and NGSO satellite environments, our business could be adversely affected.

Some of our competitors have launched Ka-band satellites. These actions may affect our competitiveness due to the relative lower cost of Ka-band space segment per user as well as the increased integration of the VSAT technology in the satellite solution. Due to the current nature of the HTS solution where the initial investment in ground-based satellite communication gateway equipment is relatively high, ground-based satellite communication equipment effectively becomes tightly coupled to the specific satellite technology. As such, there may be circumstances where it is difficult for competitors to compete with the incumbent VSAT vendor using the particular HTS satellite. If this occurs, the market dynamics may change to favor a VSAT vendor partnering with the satellite service provider, which may decrease the number of vendors who may be able to succeed. We believe that this trend will intensify as the market moves toward very high throughput satellite, or VHTS, and NGSO constellation networks. If we are unable to forge such a partnership our business could be adversely affected.

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

 If existing contracts, or orders for our products or services are terminated or not renewed, our ability to generate revenues will be harmed.

A significant part of our business in previous years, including in 2019, was generated from recurring customers. From time to time, projects and orders may be cancelled by customers. Accordingly, the termination or non-renewal of our contracts could have a material adverse effect on our business, financial condition and operating results. Some of our existing contracts could be terminated or not renewed due to any of the following reasons, among others:

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

Although we have signed contracts with Telcos and other customers in the IFC, commercial and cellular backhaul markets, and with a large satellite operator for NGSO communications systems, we may not be successful in our plans to expand our business in these markets. These markets are relatively new and are highly concentrated with a limited number of players and will require additional expenditures for research and development and sales and marketing. New players such as Amazon.com, Inc., and SpaceX have entered (or announced their intention to enter) the NGSO market and their greater resources will affect our position in this market. In addition, the cellular backhaul market with Telcos, the commercial IFC market and the NGSO market may fail to grow in accordance with our expectations.

We may also not be able to develop new technologies for those markets on a timely basis. Some of our projects include long and costly development programs, which could incur unexpected delays, or may require additional investment of resources, broader than expected. If we fail to meet the requirements of our development programs in a timely manner, we will incur penalties and other losses, which could have a significant adverse impact on our business and operating results. Barriers to further develop those markets as well as the continued downturn in the commercial aviation and travel markets caused by the Coronavirus could have a material adverse effect on our business and operating results.

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

In addition, to participate in classified U.S. government programs, we may have to obtain security clearances from the DoD for one or more of our subsidiaries that want to participate. Such clearance may require us to enter into a proxy agreement or another similar arrangement with the U.S. government, which would limit our ability to control the operations of the subsidiary and which may impose substantial administrative requirements in order for us to comply. Further, if we materially violate the terms of any proxy agreement, the subsidiary holding the security clearance may be suspended or debarred from performing any government contracts, whether classified or unclassified. If we fail to maintain or obtain the necessary authorizations under the U.S. export control and national security laws and regulations, we may not be able to realize our market focus and our business could be materially adversely affected. The United States has adopted economic sanctions against certain persons and entities, including certain Russian entities operating in the financial, energy and defense sectors. These sanctions restrict, among other things, exports and transfer of technologies to these entities.  In addition, recent events, including policies introduced by the current U.S. presidential administration, have resulted in substantial regulatory uncertainty regarding international trade and trade policy. For example, substantial changes to trade agreements has increased tariffs on certain goods imported into the United States and implies further imposing of significant tariff increases. The announcement of unilateral tariffs on imported products has triggered retaliatory actions from certain foreign governments, including China and Russia, and may trigger retaliatory actions by other foreign governments, potentially resulting in a “trade war.” While we do not believe that the tariff increases or actions of foreign governments have had an adverse effect on our business to date, we cannot predict the extent to which the United States or other countries will impose quotas, duties, tariffs, taxes or other similar restrictions upon the import or export of our products in the future, a “trade war” of this nature or other similar governmental actions and economic sanctions could have an adverse impact on demand for our services, sales and customers and affect the economies of the United States and various countries, having an adverse effect on our business, financial condition and results of operations.

We are dependent on contracts with governments around the world for a significant portion of our revenue. These contracts may expose us to additional business risks and compliance obligations.

We have focused on expanding our business to include contracts with or for various governments and governmental agencies around the world, including the Peruvian and Colombian governments and U.S. federal, state, and local government agencies either directly or through contractors or systems integrators. Such contracts account for a significant portion of our revenues. Our contracts with international governments generally contain unfavorable termination provisions. Governmental customers generally may unilaterally suspend us from receiving new contracts pending resolution of alleged violations of procurement laws or regulations and terminate existing contracts and audit our contract-related costs. If a termination right is exercised by a governmental customer, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

A material portion of our laboratory capacity, our principal offices and principal research and development facilities for the principal part of our business are concentrated in a single location in Israel.  We also have significant facilities for research and development and manufacturing of components for our low-profile antennas at a single location in Bulgaria as well as a research and development center in Moldova and research and development, engineering and manufacturing facilities in California and in Singapore. Fire, natural disaster or any other cause of material disruption in our operations in any of these locations could have a material adverse effect on our business, financial condition and operating results.

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

Several of the components required to build our products are manufactured by a limited number of suppliers. Although we have managed to solve the difficulties we experienced in the past with our suppliers with respect to availability of components, we cannot assure the continued availability of key components or our ability to forecast our component requirements sufficiently in advance. Although we are working with our suppliers to obtain components for our products on favorable terms there is no assurance that our efforts will be successful. While the majority of our products are manufactured outside of China, certain components and materials for our products are manufactured or procured in China, and the recent Coronavirus outbreak has  caused delays and disruptions in manufacturing, supply chain, labor shortages, travel and shipping disruption and shutdowns, and may adversely affect our ability to procure the necessary volume of materials. If we are unable to obtain the necessary volume of components at sufficiently favorable terms or prices, we may be unable to produce our products at competitive prices. As a result, sales of our products may be lower than expected, which could have a material adverse effect on our business, financial condition and operating results. In addition, our suppliers are not always able to meet our requested lead times. If we are unable to satisfy customers’ needs on time, we could lose their business.

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

Our low-profile in-motion antenna systems and a portion of our SSPA product line are intended for mobility applications for air, land and sea. As a result of the impact of the spread of the Coronavirus, we have begun to experience a decline in demand for such products. If the demand for such products, our VSATs or other products does not improve, or if we are unable to develop products that are competitive in technology and pricing, we may not be able to realize our market focus and our satellite communication on the move business and other businesses could be materially adversely affected.

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

Failure to protect against cyber-attacks, unauthorized access or network security breaches, inclement weather, natural or man-made disasters, earthquakes, explosions, terrorist attacks, acts of war, floods, fires, computer viruses, power loss, telecommunications or equipment failures, transportation interruptions, accidents or other disruptive events or attempts to harm our systems may cause equipment failures or disrupt our systems and operations. In particular, both unsuccessful and successful cyber-attacks on companies have increased in frequency, scope and potential harm in recent years. Criminal hackers may develop and deploy viruses, worms and other malicious software programs, some of which may be specifically designed to attack our products, systems, computers or networks. Additionally, external parties may induce our employees or users of our products to disclose sensitive information in order to gain access to our data or our customers' data. We have been subject, and will likely continue to be subject, to attempts to breach the security of our networks and Information Technology, or IT, infrastructure through cyber-attack, malware, computer viruses, social engineering, email phishing attacks and other means of unauthorized access. In general, companies may be unaware of attacks until a substantial period has elapsed thereafter, or not at all. While none of these actual or attempted attacks has had a material impact on our operations or financial condition, we cannot provide any assurance that our business operations will not be negatively materially affected by such attacks in the future.

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

Regulators globally are adopting new privacy regulations and imposing greater monetary fines for privacy violations. For example, in 2016, the European Union adopted new regulations governing data practices and privacy called the General Data Protection Regulation, or GDPR, which became effective in May 2018. The GDPR establish new requirements regarding the handling of personal data, and non-compliance with the GDPR may result in monetary penalties of up to 4% of worldwide revenue. Another example is the California Consumer Privacy Act, or CCPA, effective as of January 2020, which provides California residents new rights restricting collection, use, and sharing of their “Personal Information”. Compliance with that law may increase the cost of providing services in California. In addition, violation of applicable local privacy laws may entail criminal consequences. The GDPR, CCPA and other changes in laws or regulations associated with the enhanced protection of certain types of sensitive data, such as healthcare data or other personal information, could greatly increase our cost of providing our products and services or even prevent us from offering certain services in jurisdictions that we operate. Further, if we fail to comply with the GDPR, CCPA and other privacy regulations applicable to us we may incur high monetary and other penalties, which may have significant adverse effect on our business.

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

•	conditions in the broader market for communications products, including data networking products and computerized information access equipment and services;

•	governmental regulation or intervention affecting communications or data networking;

•	monetary instability in the countries where we operate;

•	the risks of outbreaks of pandemic or contagious diseases, such as Ebola, measles, avian flu, severe acute respiratory syndrome (SARS), H1N1 (swine) flu, Zika virus and Coronavirus; and

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

Our research and development efforts associated with the development of certain of our products have been partially financed through grants from the Israeli Innovation Authority, or Innovation Authority, formerly the Office of the Chief Scientist of the Israeli Ministry of Economy. We are subject to certain restrictions under the terms of these grants. Specifically, manufacturing outside of Israel, of any product incorporating technology developed with the funding provided by these grants is limited to a certain extent as set forth in the relevant program. In addition, the technology developed with the funding provided by these grants (which is embodied in our products) may not be transferred, without appropriate governmental approvals. Such approvals, if granted, may involve penalties payable to the Israeli authorities as well as increased royalty payments to the Innovation Authority for royalty-bearing programs. These restrictions do not apply to the sale or export from Israel of our products developed with this technology.

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

The Dodd-Frank Wall Street Reform and Consumer Protection Act imposes disclosure requirements regarding the use in components of our products of “conflict minerals” mined from the Democratic Republic of Congo and adjoining countries, whether the components of our products are manufactured by us or third parties. These requirements could affect the pricing, sourcing and availability of minerals used in the manufacture of components we use in our products. Although the U.S. Securities and Exchange Commission, or the SEC, has provided guidance with respect to a portion of the conflict mineral filing requirements that may somewhat reduce our reporting practices, there are costs associated with complying with the disclosure requirements and customer requests, such as costs related to our due diligence to determine the source of any conflict minerals used in our products. We may face difficulties in satisfying customers who may require that all of the components of our products are certified as conflict mineral free or free of numerous other hazardous materials. For example, in December 2019, a lawsuit, by the human rights group International Rights Advocates was filed against certain large tech companies in Washington, DC, accusing such firms of aiding and abetting forced labor practices in the Democratic Republic of the Congo.

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

The trading price of our shares as well as the market generally has fluctuated widely in the past and may continue to do so in the future as a result of a number of factors, many of which are outside our control, . In addition, the stock market has experienced extreme price and volume fluctuations that have affected the market prices of many technology companies, particularly telecommunication and internet‑related companies, and that have often been unrelated or disproportionate to the operating performance of these companies. These broad market fluctuations could adversely affect the market price of our shares. In the past, following periods of volatility in the market price of a particular company’s securities, securities class action litigation has often been brought against that company. Securities class action litigation against us could result in substantial costs and a diversion of our management’s attention and resources.

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

U.S. holders of our ordinary shares may face income tax risks. There is a risk that we will be treated as a “passive foreign investment company”. Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of our ordinary shares and would likely cause a reduction in the value of such shares. A foreign corporation will be treated as a PFIC for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income,” or (2) at least 50% of the average value of the corporation’s gross assets produce, or are held for the production of, such types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income”. If we are treated as a PFIC, U.S. Holders of shares (or rights) would be subject to a special adverse U.S. federal income tax regime with respect to the income derived by us, the distributions they receive from us, and the gain, if any, they derive from the sale or other disposition of their ordinary shares (or rights). In particular, any dividends paid by us, if any, would not be treated as “qualified dividend income” eligible for preferential tax rates in the hands of non-corporate U.S. shareholders. We believe that we were not a PFIC for the 2019 taxable year.  However, since PFIC status depends upon the composition of our income and the market value of our assets from time to time, there can be no assurance that we will not become a PFIC in any future taxable year. U.S. Holders should carefully read Item 10E. “Additional Information – Taxation” for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ordinary shares (or rights).

Future sales of our ordinary shares and the future exercise of options may cause the market price of our ordinary shares to decline and may result in a substantial dilution.

We cannot predict what effect, if any, future sales of our ordinary shares by the private equity firm, FIMI Opportunity Funds, or the FIMI Funds, and our other significant shareholders, or the availability for future sale of our ordinary shares, including shares issuable upon the exercise of our options, will have on the market price of our ordinary shares. In July 2019, we filed a shelf registration statement with the Securities and Exchange Commission allowing for our issuance and sale of up to $150 million of ordinary shares, warrants to purchase ordinary shares or debt securities, debt securities (including convertible debt securities) and subscription rights or units comprised of one or more of the other aforementioned securities. The shelf registration statement will expire in July 2021. We have also registered the ordinary shares of our company held by the FIMI Funds and certain other affiliated shareholders for resale from time to time. Sales of substantial amounts of our ordinary shares in the public market by our company or our significant shareholders, or the perception that such sales could occur, could adversely affect the market price of our ordinary shares and may make it more difficult for you to sell your ordinary shares at a time and price you deem appropriate.

Certain of our shareholders beneficially own a substantial percentage of our ordinary shares.

FIMI, our controlling shareholder, holds approximately 33.9% of our outstanding ordinary shares and each of our other two major shareholders hold 5.3% and 9.7% respectively of our outstanding ordinary shares. This concentration of ownership of our ordinary shares could delay or prevent mergers, tender offers, or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price for our ordinary shares. This concentration could also accelerate these same transactions in lieu of others depriving shareholders of opportunities. This concentration of ownership may also cause a decrease in the volume of trading or otherwise adversely affect our share price.

In April 2019 we distributed a cash dividend for the first time. No assurance can be given that we will pay dividends in the future.

In April 2019 we distributed a cash dividend in the amount of $0.45 per share (approximately $24.9 million in the aggregate). This was the first time that we distributed a dividend. We have not adopted a general policy regarding the distribution of dividends and make no statements as to the distribution of dividends in the foreseeable future. The terms of some of our financing arrangements require us to meet certain financial covenants regarding minimum cash balance and require prior approval of certain banks which extended us loans. Any future dividend distributions are subject to the discretion of our board of directors and will depend on various factors, including our operating results, future earnings, capital requirements, financial condition, and tax implications of dividend distributions on our income, future prospects and any other factors deemed relevant by our board of directors. The distribution of dividends is also limited by Israeli law, which permits the distribution of dividends by an Israeli corporation only out of its retained earnings as defined in Israel’s Companies Law, 5759-1999, or the Companies Law, provided that there is no reasonable concern that such payment will cause us to fail to meet our current and expected liabilities as they become due, or otherwise with the court’s permission. You should not invest in our company if you seek a secured dividend income from your investment. For information regarding taxation of dividend, see ITEM 10.E – “Additional Information - Taxation - Israeli Tax Consequences of Holding Our Stock - Dividends”.

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

The recent political stalemate following inconclusive election results in Israel has resulted in the suspension of government budgets and consequently has halted work on contracts with the Israeli government, which could adversely affect our future revenue and cash flow.

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

Our export of military products and related technical information is also subject to enhanced Israeli Ministry of Defense regulations regarding defense export controls and the export of “dual use” items (items that are typically sold in the commercial market but that may also be used in the defense market). Some of our products may include features, such as encryption, that require an export license. Some of our products are exempted from Israeli Ministry of Defense export control. The Israeli Ministry of Defense may change the classification of our existing commercial products or may determine that new products we develop are not exempt from Israeli Ministry of Defense export control. This would place such products subject to the Israeli Ministry of Defense export control regulations as military products or “dual use” items, which would impose on our sales process stringent constraints in relation to each sale transaction and limit our markets. If we do not maintain our existing authorizations and exemption or obtain necessary future authorizations and exemptions under the export control laws and regulations of Israel, including export licenses for the sale of our equipment and the transfer of technical information, we may be unable to export technical information or equipment outside of Israel, we may not be able to realize our market projections and our business could be materially adversely affected.

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

ITEM 4: INFORMATION ON THE COMPANY

A.          History and Development of the Company

We were incorporated in Israel in 1987 and are subject to the laws of the State of Israel. We are a public limited liability company under Israel’s Companies Law and operate under that law and associated legislation. Our corporate headquarters, executive offices and main research and development and engineering facilities, as well as facilities for some manufacturing and product assembly are located at Gilat House, 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva 4913020, Israel. Our telephone number is (972) 3-925-2000. Our address in the U.S. is c/o Wavestream Corporation at 545 West Terrace Drive, San Dimas, California 91773. Our website address is www.gilat.com. The information on our website is not incorporated by reference into this annual report.

We are a leading global provider of satellite-based broadband communications. We design and manufacture ground-based satellite communications equipment and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Our portfolio includes a cloud based satellite network platform, VSAT terminals, amplifiers, high-speed modems, high performance on-the-move antennas, high efficiency, high power SSPA amplifiers, BUCs and transceivers. Our comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting stringent service level requirements. We also provide connectivity services, internet access and telephony to enterprise, government and residential customers over networks built using our own equipment and also over other networks that we install, mainly on the basis of BOT contracts. In these BOT projects, we build telecommunication infrastructure typically using fiber-optic and wireless technologies for broadband connectivity.

Our products are primarily sold to communication service providers and operators that use satellite communications for their customers and to government organizations and system integrators that use our technology. We are particularly active in the following market sectors: enterprise and government broadband applications; consumer broadband access; cellular connectivity; national telecommunication connectivity; defense and homeland security and mobility applications for air, land and sea. We provide services directly to end-users in various market sectors including in certain countries in Latin America and provide managed network services, such as in Australia and the U.S., over a satellite network owned by a third party. We have 20 sales and support offices worldwide, three network operations centers and five R&D centers.

 We shipped our first generation VSAT in 1989 and since then we have been among the technological leaders in the satellite ground equipment industry. Our continuous investment in research and development has resulted in the development of new and industry‑leading products and our intellectual property portfolio includes 76 issued patents (60 U.S. and 16 foreign) relating to our VSAT and other systems as well as 19 issued patents (17 U.S. and 2 foreign) relating to our satellite communication on the move antenna solutions and 13 issued patents (3 U.S. and 10 foreign) for our high power SSPAs.

In December 2013, we sold our Spacenet subsidiary, a provider of managed network communications services utilizing satellite wireline and wireless networks and associated technology.

In 2019, 2018 and 2017, our property and equipment purchases related to our continuing operations amounted to approximately $8 million, $10.8 million and $3.7 million, respectively. These amounts do not include the reclassification of inventory to property and equipment and other non-cash purchases made during 2019, 2018 and 2017 in the approximate amounts of $1.4 million, $2.3 million and $5.7 million respectively.

On January 29, 2020, we entered into the Merger Agreement with Comtech and Merger Sub, pursuant to which, among other things, Comtech will acquire Gilat by way of the merger of Merger Sub with and into Gilat, with Gilat surviving the Merger as a wholly-owned subsidiary of Comtech. The Merger is structured as a statutory merger pursuant to Sections 314-327 of the Companies Law, 5759-1999, of the State of Israel.

Pursuant to the terms and subject to the conditions of the Merger Agreement, each Gilat Share issued and outstanding immediately prior to the effective time of the Merger will be cancelled and extinguished and automatically converted into the right to receive a combination of (A) $7.18 in cash, without interest, plus (B) 0.08425 of a validly issued, fully paid and nonassessable share of Comtech Common Stock, with cash payable in lieu of fractional shares of Comtech Common Stock implying on the date we entered into the Merger Agreement, a total consideration of approximately $10.25 per Gilat Share, which implied value has declined from such date.

The Boards of Directors of Comtech and Gilat have unanimously approved the Merger and the Merger Agreement. The Merger is subject to customary closing conditions of transactions between public United States and Israeli companies, including the absence of certain legal impediments, the passage of the statutory waiting periods following the filing of the Merger proposal with the Registrar of Companies of the State of Israel, the expiration or termination of the required waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, clearance or approval by certain other antitrust or competition authorities in other jurisdictions, the absence of a material adverse effect (as such term is defined in the Merger Agreement) with respect to Gilat and Comtech from the date of the Merger Agreement, the SEC declaring effective the registration statement on Form S-4 registering the shares of Comtech Common Stock to be issued in connection with the Merger, approval by the holders of a majority of the Gilat Shares voting at a meeting , the receipt of applicable exemptions from Israeli securities law requirements, the expiration of certain statutory waiting periods under the Israeli Companies Law, the accuracy of the representations and warranties of each party (subject to certain materiality standards), and the material compliance by each party with its obligations under the Merger Agreement. The consummation of the Merger is not subject to any financing condition and is expected to be completed in the second or third quarter of 2020.

The foregoing description of the Merger does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement incorporated by reference herein. We encourage you to read the Merger Agreement for a more complete understanding of the transactions.

B.          Business Overview

We are a leading provider of ground-based satellite communications and other network communications solutions and services. We design and manufacture ground-based satellite networking communications equipment, which we sell to our customers either as network components (modems, BUCs, antennas) or as complete network solutions (which include hubs and related terminals and services) or turnkey projects. The equipment that we develop includes commercial VSAT systems, defense and homeland security satellite communications systems, SSPAs, BUCs, transceivers, low-profile antennas, on-the-Move/on-the-Pause terminals and modems. Our equipment is used by satellite operators, service providers, telecommunications operators, system integrators, government and defense organizations, large corporations and enterprises. We sell and distribute our products and provide our services internationally, in Latin America, Asia, Asia Pacific, North America, Africa, Europe and CIS (Russian Commonwealth). In particular, we provide connectivity services, internet access and telephony, to enterprise, government and residential customers over our own networks, built using both our equipment and equipment purchased from other manufacturers in various technologies. We also provide NOC operations and hub services.

We operate in three business segments, as follows:

•
Fixed Networks provides advanced fixed broadband satellite communication networks, satellite communication systems and associated professional services and comprehensive turnkey solutions and fully managed satellite network services solutions. Our customers are service providers, satellite operators, MNOs, Telcos, and large enterprises and governments worldwide. In addition, it includes our network operation activity in Peru. We focus on HTS, opportunities worldwide, with focus on cellular backhaul and enterprise, and are driving meaningful partnerships with satellite operators to leverage our technology and breadth of services to deploy and operate the ground-based satellite communication networks.

•
Mobility Solutions provides advanced on-the-move satellite communications equipment, systems, and solutions, including airborne, maritime and ground-mobile satellite systems and solutions. This segment provides solutions for land, sea and air connectivity, while placing major focus on the high-growth market of IFC, with our unique leading technology as well as defense and homeland security activities. Our product portfolio comprises of high-speed modems, high performance on-the-move antennas and high efficiency, high power SSPAs, BUCs and transceivers. Our customers are service providers, system integrators, defense and homeland security organizations, as well as other commercial entities worldwide.

•	Terrestrial Infrastructure Projects provides network infrastructure construction of the fiber and microwave network of PRONATEL in Peru.

In the year ended December 31, 2019, we derived approximately 48%, 40% and 12% of our revenues from our Fixed Networks, Mobility Solutions and Terrestrial Infrastructure Projects segments, respectively.

We have diversified revenue streams that result from both sales of products, which include construction of networks, and services. In the year ended December 31, 2019, approximately 70% of our revenues were derived from sales of products and 30% from services. During the same period, we derived 31%, 41%, 17% and 11% of our revenues from Latin America, North America, APAC and EMEA, respectively.

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

Given the technological and implementation benefits afforded by satellite communications networks, we believe that the market for satellite communications products and services will continue to grow. In particular, according to a 2019 report from Northern Sky Research, or NSR, a leading international telecom market research and consulting firm, the number of unit shipments to broadband satellite sites, platforms and subscribers is expected to grow at a compounded annual growth rate, or CAGR, of 19% through 2026.

Further, according to a 2019 report of NSR, aggregated satellite capacity has grown significantly in recent years and is forecasted to grow further in the coming years. According to the report, the growing availability of satellite capacity has resulted in significant reduction in the cost of satellite capacity.

In addition, satellite communication is an effective solution for mobility, especially for maritime applications and for international flights.

New communications networks that integrate satellites operating in low or medium earth orbits (LEO, MEO or NGSO) are scheduled to be launched in the coming years and are forecasted to account for a significant portion of the aggregated satellite capacity and of the equipment unit shipments to broadband satellite sites, platforms and subscribers.

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

There are six primary market categories that require broadband satellite products and services:

Enterprise and Business. End-users include large companies and organizations, Small- Medium Enterprises, or SMEs, and Small Office/Home Office (SOHO) users. For enterprises, satellite communications networks offer network connectivity and deliver voice, data and video within corporations (known as corporate intranets), internet access, transaction‑based connectivity that enables on‑line data delivery such as point‑of‑sale (credit and debit card authorization), inventory control and real time stock exchange trading.

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

Our Competitive Strengths

We are a leading provider of satellite communication and networking products and services. Our competitive strengths include:

Market leadership in large and growing markets. Since our inception, we have sold more than 1.5 million satellite terminals (VSATs), over 15,000 low profile antennas and over 35,000 BUCs, SSPAs and Transceivers to customers in approximately 90 countries. Our customer base includes a large number of satellite‑based communications service providers, system integrators and operators worldwide. In addition, we are one of the largest satellite communications service providers to rural communities in Latin America.

Technology leadership. We have been at the forefront of satellite communications technology and services for over 30 years and continue to be an innovator and developer of new satellite technologies. Our customizable satellite communications technology enables us to provide a wide range of broadband, internet, voice, data and video solutions to our customers. We offer hubs and optimized satellite terminals (VSATs) which can attain a rate of up to 400 Mbps and have demonstrated over 1Gbps rates over LEO satellites. Our product and operations infrastructure is capable of running hubs with greater than 99.8% availability while rolling out thousands of new VSAT site locations each month. Our SkyEdge II-c, state-of-the-art solution, provides high performance and space segment efficiency. Our legacy product lines are known for their durability and resilience. We provide advanced on-the- move terminals, including all components such as antennas, BUCs and modems. Our low-profile, satellite communications on-the-move solutions antennas provide reliable broadband communications for commercial and defense applications. Our SSPAs provide high performance, even at the extreme end of temperature and environmental performance specifications. X-Architecture, our new cloud-based distributed architecture, and our Electronically-Steered Array / Phased Array Antenna (ESA/PAA) are our two most recent innovations that, we believe, have positioned us as a leader in providing satellite communications technology. Our research, development and engineering team, comprised of 260 persons, enable us to rapidly develop new features and applications. Moreover, by directly serving end-users through our service organizations, we are able to quickly respond to changing market conditions and maintain our position in the market.

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

Diversified revenue streams and customer base. In the year ended December 31, 2019, approximately 70% of our revenues were generated from equipment sales and 30% of our revenues were generated from services. Our equipment sales are generally independent equipment orders which often generate maintenance contracts and additional opportunities for future equipment sales and also include the revenues from the construction phase of large-scale projects. Our service sales are characterized by long-term contracts that provide a recurring revenue base. In the year ended December 31, 2019, our three business segments, Fixed Networks, Mobility Solutions and Terrestrial Infrastructure Projects, accounted for 48%, 40% and 12% of our revenues, respectively.

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

Our Growth Strategy

Our objective is to leverage our technology and services capabilities in order to:

Expand Presence in the IFC Market – We continue to develop our hub and modem technology and our Ka and Ku airborne BUCs, Transceivers and Power supplies to serve connectivity needs of aviation service providers. We are also placing a major focus on developing a flat Electronically Steered antenna leveraging our unique in-house developed ally technology. These solutions are designed to serve the high growth of IFC services in both commercial aviation and business aviation markets. For the business aviation market, we also developed the KA tail mount solution for the business aviation market with a primary target of regional jets.

Fortify our Leadership Position in the 4G/LTE Backhaul Market - We intend to continue to leverage our technology, as well as our experience, to serve mobile network operators’ 4G/LTE and 5G connectivity needs in rural, metro-edge and metro areas with long term projects.

Continue to Serve as a Key Partner of VHTS/HTS and NGSO Satellite Operators – We intend to continue to serve as a meaningful partner of VHTS/HTS operators, leveraging our leading technology in the market and our breadth of services to deploy and operate both GEO and NGSO ground-based satellite communication networks.

Provide internet Broadband to Rural Areas – We intend to build on our experience in bringing broadband internet to rural areas in Latin America and identify additional markets to expand into.

Our Businesses in 2019

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

SkyEdge II-c Scorpio is a cutting-edge, fully integrated Ka-band terminal. Scorpio unifies in a single weatherproof box all VSAT components, including BUC, Low Noise Block (downconverter) or LNB, OrthoMode Transducer, or OMT, feed assembly and a high speed modem/router. A single cable connects the outdoor Scorpio to the indoor unit and home network, thus providing a simple demarcation point for improved network diagnostics and increased customer satisfaction.

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

SkyEdge II-c Capricorn, including our recently announced, SkyEdge II-c Capricorn PLUS, is a family of ultra-high-performance satellite routers that are used for corporate services, 2G/3G/LTE cellular backhauling, IP trunks and mobility services. For IP trunks and mobility, Capricorn delivers acceleration and packet-per-second performance that support hundreds of users per VSAT. For LTE cellular backhauling, Capricorn includes our patented (granted in Japan, U.S. and patent-pending in other countries) cellular data acceleration technology that enables full LTE speeds of up to 150Mbps for cellular handheld devices. To reach these high return speeds, Capricorn supports both Time Division Multiple Access, or TDMA, and Single Channel Per Carrier, or SCPC, transmission.

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

•	Operational services – providing professional services, program management, network operations and field services; and

•	Maintenance and support – providing 24/7 helpdesk services, on-site technician support and equipment repairs and updates.

•	Space segment - where applicable, providing space capacity with back to back agreements with the satellite operators

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

In addition, we provide back office support in Peru for subsidized telephony and internet networks as well as for private internet, data and telephony clients including a call center, network operations center, field service maintenance and a pre-paid calling card platform and distribution channels.

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

Our VSAT networks also provide underserved areas with a high-speed internet connection similar to DSL service provided to residential users. Among such customers are Optus in Australia, Hispasat in Latin America, Gazprom Space Systems, or GSS, and Eutelsat in Russia and SBBS in several countries in Europe.

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

Since our first rural telephony project for PRONATEL in Peru in 1998, we have been awarded several of the rural communications projects by the Peruvian government, most of which were finalized through the end of 2019. Overall, we operated approximately 7,500 telephony sites in Peru, and approximately 850 internet services sites, and have been awarded large-scale government contracts to build and operate, or to build, operate and transfer these networks. Additionally, we have developed services for financial sector companies, such as Banco de la Nacion, providing internet, data and telephony services. Our rural networks serve more than six million people.

In December 2013, we were awarded a contract by the Peruvian government (through PRONATEL) for the deployment and operation of a wireless transport and distribution network in the northern Amazonas region of Peru. The contract, including extension worth $36 million, is for a period of over 12 years.

We expect to generate additional revenues from the PRONATEL Regional Projects to be operated by us by enabling cellular carriers and other service providers to acquire capacity over these networks to address the growing needs for voice, data, and internet in these regions, as well as the development of platforms for e-learning, e-health and similar applications. These additional revenues together with the revenue from the operation of the networks will be part of our Fixed Networks segment revenues, while the construction of the PRONATEL Regional Projects is accounted under our Terrestrial Infrastructure Projects segment (see in this Item below).

Our first project in Colombia was awarded to us in 1999 by the government and was followed by several projects under which Gilat Colombia operated large networks encompassing thousands of rural sites and provided broadband internet connectivity, telephony, fax and other services. In December 2013, we were awarded a project, as part of the Kioscos Digitales project by the Ministry of ITC, for provision of internet/telephony connectivity for assimilation of educational and small communities in 1903 Kioscos sites in rural areas. The contract term was extended several times and concluded in May 2019. This project generated revenues of 312 billion Colombian Pesos (approximately $103 million) over the life of the contract.

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

SkyEdge II-c Taurus

SkyEdge II-c Taurus manages the entire in-flight satellite communication connectivity with simultaneous support for broadband IFC and internet Protocol Television, or IPTV and is a key component of our Ku/Ka aeronautical satellite communication solution, as our ultra-high-performance aero-modem manager (MODMAN) for in-flight connectivity. All SkyEdge II-c VSATs are full-featured IP routers, supporting enhanced IP routing features such as DHCP, NAT/PAT and IGMP. Advanced application-based QoS, guarantees the performance of real-time applications such as VoIP and video streaming, while also supporting other data applications. SkyEdge II-c VSATs also support next generation IPv6 networking.

Raysat Low-Profile Satellite Communication on the Move Antenna Systems

Our RaySat series consists of low-profile, in-motion, two-way antennas for satellite communication on the move. Compact, aerodynamic and vehicle-mounted, RaySat antennas deliver mission-critical data and inflight entertainment connectivity including voice and video in real-time and web based information. Our RaySat products operate in Ku, Ka and X bands and are ideal for both civilian and military satellite communication on the move applications such as:

•
Inflight Entertainment & Connectivity (IFEC) – Single and Dual Band solutions for commercial, business and military aviation including panel based high efficiency antennas, flat ESA antennas with no moving parts and multibeam operations as well as dish based highly integrated Tail Mount Antenna, or TMA solutions for Business Jets.

•
Train Data Connectivity – Reliable and wide band alternative to cellular based data connectivity for trains over satellite supporting high-speed trains. Provides access in remote and rural places with smooth coverage and cross country access with no roaming limitation;

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

•
RaySat ER6000 is a high capacity versatile dual-band airborne satellite two-way antenna for IFC that is capable of being switched between Ku and Ka bands during flight and can operate in either band as required. This solution enables aeronautical real-time broadband satellite communications for video, voice and data. The antenna is designed to maximize throughput by using high-efficiency waveguide panel technology. Its low profile and light weight will permit easy and safe mounting on aircraft. The rugged antenna structure will be particularly suited for operation in challenging environments, providing reliable, continuous, in-flight broadband communications.

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

 RaySat’s SR300 (X, Ka, Ku) and ER5000 (Ka, Ku) antennas are the legacy generation of RaySat’s antennas.

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

Wavestream’s customers include AeroSat, GATR Technologies (a subsidiary of Cubic Corporation), General Dynamics Satcom Technologies, Honeywell International Inc., L-3 Harris, Global Eagle Entertainment Inc., Envistacom LLC. and Tecom.

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

We believe that we have established a leadership position with our compact, highly efficient SSPAs with a field-proven family of Ka, Ku, and X band products. Our Wavestream line of products are designed and tested to meet strenuous requirements for temperature, shock and vibration, over the full range of frequency and at the extremes of environmental performance specifications. Our Wavestream field-proven technology and reputation for innovation and quality drive solutions for multiple applications targeting military, aerospace, commercial and broadcast satellite systems.

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

 Terrestrial Infrastructure Projects Segment

Overview

We provide network infrastructure construction of the fiber and microwave network of PRONATEL in Peru mainly through BOT contracts subsidized by the government. Accordingly, we build the infrastructure, act as a licensed telecommunications operator for a defined period and almost in all cases, then transfer the network to the customer.

 In March and December 2015, we were awarded four PRONATEL Regional Projects by the Peruvian government with expected revenues of $393 million, for the construction of networks, operation of the networks for a defined period and their transfer to the government. Pursuant to the PRONATEL Regional Projects awarded in March 2015, we are building fiber-optic transport networks and will operate them for up to one year before transferring them to the Peruvian government. Under the projects awarded in December 2015, we will transfer the transport networks that we build to the Peruvian government immediately upon completion. Additionally, we are constructing access networks, based on wireless technologies that we will operate for 10 years, prior to transferring them to the Peruvian government. The construction phase was extended several times due to continued delays. As a result, the expected duration of these 2015 PRONATEL Regional Projects was significantly prolonged from their scheduled delivery dates and is expected to continue for 14-15 years from their commencement. The construction phase of the first three PRONATEL Regional Projects that were awarded to us in March 2015 was accepted by PRONATEL during 2019. .

In 2018, we were awarded two additional PRONATEL Regional Projects for the construction and operation of networks over approximately 13-15 years with expected revenues of approximately $154 million. Under these PRONATEL Regional Projects we will deliver transport networks and operate them for up to eighteen months before transferring them to the Peruvian government. The access networks, which we will operate for 10 years, will be owned by us. The construction of the PRONATEL Regional Projects is part of our Terrestrial Infrastructure Projects segment, while the services provided over these networks are part of our Fixed Networks segment (See this Item above).

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

In the equipment market, we face competition from providers of satellite communications systems, products and services, such as HNS, ViaSat, ST Engineering iDirect, Comtech and a few other smaller providers. In managed satellite network services solutions our main competitors are Speedcast, SES and Intelsat.

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

Our low-profile in-motion antennas compete with products from competitors such as Cobham, ERA, Panasonic, Orbit, Thinkom, C-Com Satellite Systems Inc., Wiworld, Tracstar, L-3 Harris, SATPRO M&C Tech Co., Ltd and Tecom. This market is nascent, and not as mature as the satellite communications or satellite services markets.

Our primary competitors with respect to our BUCs and other Wavestream products are CPI Satcom, General Dynamics Satcom Technologies, Paradise Datacom, Comtech Xicom Technology, Inc., and Mission Microwave Technologies.

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

Geographic Distribution of Our Business

The following table sets forth our revenues from continued operations by geographic area for the periods indicated below as a percent of our total sales:

	Years Ended December 31,
	2019	2018	2017
Latin America	31%	36%	47%
North America	41%	36%	26%
APAC	17%	15%	12%
EMEA	11%	13%	15%
Total	100%	100%	100%

C.           Organizational Structure

Significant Subsidiaries	Country/State of Incorporation	% Ownership

1. Gilat Satellite Networks (Holland) B.V.	Netherlands	100%
2. Gilat Colombia S.A.S E.S.P	Colombia	100%
3. Gilat to Home Peru S.A	Peru	100%
4. Gilat do Brazil Ltda.	Brazil	100%
5. Gilat Satellite Networks (Mexico) S.A. de C.V.	Mexico	100%
6. Wavestream Corporation	Delaware (U.S.)	100%
7. Gilat Networks Peru S.A	Peru	100%
8. Gilat Satellite Networks Australia Pty Ltd.	Australia	100%
9. Gilat Satellite Networks (Eurasia) Limited	Russia	100%
10. Gilat Satellite Networks MDC (Moldova)	Moldova	100%
11. Raysat Bulgaria EOOD	Bulgaria	100%
12. Gilat Satellite Communication Technology (Beijing) Ltd.	China	100%
13. Gilat Satellite Networks (Philippines) Inc.	Philippines	100%

D.          Property, Plants and Equipment

Our headquarters are located in a modern office park which we own in Petah Tikva, Israel. This facility consists of approximately 380,000 square feet, a substantial part of which are currently used by us and the remainder is subleased or offered for sublease to third parties.

We have local Global NOCs coverage in Australia, Moldova and Peru from which we perform network services and customer support functions

We own facilities located on approximately 137,150 square feet of land in Backnang, Germany. Since May 2002, these facilities are leased to a third party, which lease expires on August 31, 2020. We own approximately 13,800 square feet of research and development facilities and rent approximately 12,600 square feet of manufacturing facilities in Sofia, Bulgaria, which lease will expire on May 31, 2021, and rent approximately 10,000 square feet in Moldova for research and development, Global service and Global NOC activities. Our Wavestream subsidiary currently occupies approximately 32,500 square feet of office space, research and development and manufacturing facilities in San Dimas. In November 2019 Wavestream entered into a new lease agreement to rent an additional 12,500 square feet, bringing the total space to 45,000 square feet. The new lease agreement will expire on February 28, 2025. Our subsidiaries in Peru currently occupy approximately 33,379 square feet of office space, and NOC facilities in Lima, which leases will expire between 2020 and 2023.

We also maintain facilities in Brazil, Colombia, Mexico, China, Peru, Australia, Thailand, India, Singapore and Russia along with representative offices in Kazakhstan and Indonesia.

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

Introduction

We are a global provider of satellite-based broadband communications. We design and manufacture ground-based satellite communications equipment, and provide comprehensive solutions and end-to-end services, powered by our e technology. Our portfolio comprises a cloud based satellite network platform, VSATs, amplifiers, high-speed modems, on-the-move antennas and high power SSPAs, BUCs and Transceivers. Our solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting stringent service level requirements. We also provide connectivity services, internet access and telephony, to enterprise, government and residential customers utilizing both our own networks, and also other networks that we install, mainly based on BOT contracts. We also provide managed network services over VSAT networks owned by others.

We have a large installed base and have shipped more than 1.5 million satellite terminals to customers in approximately 90 countries on six continents since 1989. We have twenty sales and support offices worldwide, three NOCs which provide Global NOC services and five R&D centers. Our products are primarily sold to communication service providers and operators that use satellite communications to serve enterprise, government and residential users.

We operate in three business segments, as follows:

•
Fixed Networks provides advanced fixed broadband satellite communication networks, satellite communication systems and associated professional services and comprehensive turnkey solutions and fully managed satellite network services solutions. Our customers are service providers, satellite operators, MNOs, Telcos, and large enterprises and governments worldwide. In addition, it includes our network operation activity in Peru. We focus on HTS, opportunities worldwide, with focus on cellular backhaul and enterprise, and are driving meaningful partnerships with satellite operators to leverage our technology and breadth of services to deploy and operate the ground-based satellite communication networks.

•
Mobility Solutions provides advanced on-the-move satellite communications equipment, systems, and solutions, including airborne, maritime and ground-mobile satellite systems and solutions. This segment provides solutions for land, sea and air connectivity, while placing major focus on the high-growth market of IFC, with our unique leading technology as well as defense and homeland security activities. Our product portfolio comprises of high-speed modems, high performance on-the-move antennas and high efficiency, high power SSPAs, BUCs and transceivers. Our customers are service providers, system integrators, defense and homeland security organizations, as well as other commercial entities worldwide.

•	Terrestrial Infrastructure Projects provides network infrastructure construction of the fiber and microwave network of PRONATEL in Peru.

On January 29, 2020, we entered into the Merger Agreement with Comtech and Merger Sub, pursuant to which, among other things, Comtech will acquire Gilat by way of the merger of Merger Sub with and into Gilat, with Gilat surviving the Merger as a wholly-owned subsidiary of Comtech

Pursuant to the terms and subject to the conditions of the Merger Agreement, each Gilat Share issued and outstanding immediately prior to the effective time of the Merger will be cancelled and extinguished and automatically converted into the right to receive a combination of (A) $7.18 in cash, without interest, plus (B) 0.08425 of a validly issued, fully paid and nonassessable share of Comtech Common Stock, with cash payable in lieu of fractional shares of Comtech Common Stock, implying, on the date of the Merger Agreement, a total consideration of approximately $10.25 per Gilat Share, which implied value has declined from such date. See “INTRODUCTION – Comtech merger.”

Recent Events

The ongoing Coronavirus pandemic that first surfaced in China and is spreading throughout the world has had an adverse effect on our industry and the markets in which we operate. The Coronavirus outbreak has significantly impacted the travel and aviation markets in which our significant IFC customers operate and has resulted in a slowdown of our business with some of these customers. We have experienced postponed orders and suspended decision making in other markets that are likely to be negatively affected by the Coronavirus. As a result, during the first quarter of 2020, we have experienced a significant reduction in our business and expect to record a loss for the quarter. Further, the guidance of social distancing and the requirements to work from home in key territories such as Israel, Peru, China, California, Colombia, Australia, Bulgaria and in other countries, in addition to greatly reduced travel globally, has resulted in a substantial curtailment of business activities, which has affected and is likely to continue to affect our ability to conduct fieldwork as well as deliver products and services. While the majority of our products are manufactured outside of China, certain components and materials for our products are manufactured or procured in China and we also have other operations in Asia. We are unable at this time to estimate the extent of the effect of the Coronavirus on our business. In order to mitigate the impact of the decline in business, we have adopted a plan to reduce our expenses, including a reduction in our headcount as well as other cost savings measures. This public health threat is likely to continue to adversely impact us by its negative impact on our ability to generate revenues due to reduced end-market demand from governments, enterprises and consumers, leading to order delays and cancellations. In addition, certain of our sales and support teams are unable to travel or meet with customers and the threat has caused operating, manufacturing, supply chain and project development delays and disruptions, labor shortages, travel and shipping disruptions and shutdowns (including as a result of government regulation and prevention measures). Given the potential impact on our businesses as a result of the outbreak, the values or the recoverable amounts of certain assets subsequent to the reporting date may be less than their carrying amounts as of December 31, 2019. The potential decline in value is determined to be a non-adjusting event as management concluded that the cause of the shut down in the series of events that led to the disruptions in operations is not the outbreak itself, but rather the measures taken by the government after the reporting date. Because the outbreak may also result in uncertainties in relation to the assumptions and estimations associated with the measurement of various assets and liabilities in the financial statements that we may not have previously recognized or disclosed, the occurrence of the outbreak has certainly added additional risks that the carrying amounts of assets and liabilities may require certain adjustments within the next financial year which financial effect cannot be reasonably estimated at this stage.

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

In 2019 and 2018, a U.S. system integrator customer of our Mobility Solutions segment accounted for 12% and 15% of our revenues, respectively. In 2019 our service provider customer, which is customer of the Mobility Solutions segment, accounted for 11% of our revenues (in 2018 and 2017 it accounted for less than 10% of our revenues). In 2019, 2018 and 2017, PRONATEL, a customer under Terrestrial Infrastructure Projects and the Fixed Networks segment, accounted for 16%, 10% and 28% of our revenues, respectively.

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

Most of the activity of Gilat Colombia consists of operating subsidized projects for the Ministry of ITC. The first projects were awarded to our Colombian subsidiaries in 1999 and 2002 and were extended several times. An additional project was awarded to us in 2011 and was completed in December 2013. Another project was awarded to us in 2013 and was extended several times, prior to its conclusion in May 2019.

As required in the bid documents for the Ministry of ITC projects, we established trusts, or the Trusts, and entered into a governing trust agreement for each project, or collectively the Trust Agreements which will remain in effect until the formal conclusion of the project. The Trusts were established for the purpose of holding the network equipment, processing payments to subcontractors, and holding the funds received through the subsidy from the government until they are released in accordance with the terms of the subsidy and paid to us. The Trusts are a mechanism to allow the government to review amounts to be paid with the subsidy and to verify that such funds are used in accordance with the transaction documents and the terms of the subsidy. We generated revenues both from the subsidy, as well as from the use of the network that we operated.

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

We must also make judgments regarding the realizability of deferred tax assets. The carrying value of our net deferred tax assets is based on our belief that it is more likely than not that we will generate sufficient future taxable income in certain jurisdictions to realize these deferred tax assets. A valuation allowance has been established for deferred tax assets which we do not believe meet the "more likely than not" criteria. Our judgments regarding future taxable income may change due to changes in market conditions, changes in tax laws, tax planning strategies or other factors. If our assumptions and consequently our estimates change in the future, the valuation allowances we have established may be increased or decreased, resulting in a respective increase or decrease in income tax expense.

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

Lease. Effective January 1, 2019, we adopted the requirements of FASB ASU 2016-02, Leases (Topic 842) which defines a lease as any contract that conveys the right to use a specific asset for a period of time in exchange for consideration. Leases are classified as a finance lease, formerly called a capital lease, if any of the following criteria are met:

•	The lease transfers ownership of the underlying asset to the lessee by the end of the lease term.
•	The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise.
•	The lease term is for the major part of the remaining economic life of the underlying asset.
•	The present value of the sum of lease payments and any residual value guaranteed by the lessee equals or exceeds substantially all of the fair value of the underlying asset.
•	The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.

For any leases that do not meet the criteria identified above for finance leases, we treat such leases as operating leases. As of December 31, 2019, each of our leases are classified as operating leases. Under the new guidance, both finance and operating leases are reflected on the balance sheet as lease or “right-of-use” assets and lease liabilities. It should be noted that under previous guidance operating leases (non-capital leases) were not required to be recorded as an asset on the balance sheet.

There are some exceptions, which we elected in our accounting policies. For leases with terms of twelve months or less, or below our general capitalization policy threshold, we elected an accounting policy to not recognize lease assets and lease liabilities for all asset classes. We recognize lease expense for such leases generally on a straight-line basis over the lease term.

We determine if a contract is a lease at the inception of the arrangement. We review all options to extend, terminate, or purchase its right-of-use assets at the inception of the lease and accounts for these options when they are reasonably certain to be exercised. Certain leases contain non-lease components, such as common area maintenance, which are generally accounted for separately. In general, we will assess if non-lease components are fixed and determinable, or variable, when determining if the component should be included in the lease liability. For purposes of calculating the present value of the lease obligations, we utilize the implicit interest rate within the lease agreement when known and/or determinable, and otherwise utilize our incremental borrowing rate at the time of the lease agreement.

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

During 2019 and 2018, we did not identify any impairment losses of long-lived assets. Future events could cause us to conclude that impairment indicators exist, and that additional long-lived assets and intangible assets associated with our acquired businesses are impaired. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

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

In 2019 we performed both qualitative and quantitative assessments and concluded that no impairment of goodwill was required to be recorded. In 2018 and 2017, following an improvement in the Mobility Solutions segment results, we performed a qualitative assessment only and concluded that it is not more likely than not that the fair value of the reporting units is less than their carrying amounts and accordingly it is unnecessary to perform the two-step quantitative goodwill impairment test.

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

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Revenues. Revenues for the years ended December 31, 2019 and 2018 for our three segments were as follows:

	Year Ended			Year Ended
	December 31,			December 31,
	2019	2018		2019	2018
	U.S. dollars in thousands		Percentage change	Percentage of revenues

Fixed Networks	127,265	144,208	(11.7)%	48.3%	54.1%
Mobility Solutions	104,665	97,180	7.7%	39.7%	36.5%
Terrestrial Infrastructure Projects	31,562	25,003	26.2%	12.0%	9.4%
Total	263,492	266,391	(1.1)%	100.0%	100.0%

Our total revenues for the years ended December 31, 2019 and 2018 were $263.5 million and $266.4 million, respectively. The decrease in 2019 is mainly attributable to a decrease of approximately $16.9 million in Fixed Networks revenues, largely offset by an increase of $7.5 million in Mobility Solutions revenues and an increase of $6.5 million in Terrestrial Infrastructure Projects revenues.

The decrease in Fixed Networks revenues is attributable mainly due to the completion of our project for the Ministry of ITC in Colombia in the second quarter of 2019, which was partially offset by an increase in revenue due to the start of the operational phase for the first three awarded Regional Projects in Peru.

The increase in our Mobility Solutions revenues is primarily attributable to an increase in sales related to IFC, US DoD and NGSO markets.

The increase in Terrestrial Infrastructure Projects revenues is primarily attributable to the PRONATEL Regional Projects as the first three awarded Regional Projects (Huancavelica, Ayacucho, Apurimac) were completed in 2019, as well as the ramp-up in the fourth Regional Project (Cusco), which in its final stages.

Gross profit. The gross profit and the gross margin of our three segments for the years ended December 31, 2019 and 2018 was as follows:

	Year Ended		Year Ended
	December 31,		December 31,
	2019	2018	2019	2018
	U.S. dollars in thousands		Percentage of revenues
Fixed Networks	47,227	50,463	37.1%	35.0%
Mobility Solutions	51,402	49,185	49.1%	50.6%
Terrestrial Infrastructure Projects	(2,752)	(5,611)	(8.7)%	(22.4)%
Total	95,877	94,037	36.4%	35.3%

Our gross profit is affected year-to-year by the mix of our products sold, the mix of revenues between products and services, the regions in which we operate, the size of our transactions and the timing of when such transactions are consummated. Moreover, from time to time we may have large-scale projects which can cause material fluctuations in our gross profit. We recognize revenue from the PRONATEL Regional Projects using the percentage-of-completion method, and as such any changes to our estimated profits in these projects may cause material fluctuations in our gross profit. As such, we are subject to significant year-to-year fluctuations in our gross profit.

Our gross profit margin increased to 36.4% in 2019 from 35.3% in 2018. The increase in our gross profit margin in the year ended December 31, 2019 is as a result of the following:

•	The decrease in the gross profit margin of the Mobility Solutions in the year ended December 31, 2019 is mainly due to less favorable revenue mix.

•
The increase in the Fixed Networks gross profit margin in the year ended December 31, 2019 compared to the year ended December 31, 2018 is mainly attributable to better revenue mix, the resolution of a dispute with one of our vendors in Colombia which resulted in a reversal of a previous accrual and lower inventory write offs. .

•
In the Terrestrial Infrastructure Projects, the increase in the gross profit margin is mainly attributable to the mix of revenue between the different PRONATEL regions and delays in some of our PRONATEL Regional Projects which resulted in additional project costs and lower revenue in 2018.

Operating expenses:

	Year Ended
	December 31,
	2019	2018
	U.S. dollars in thousands		Percentage change

Operating expenses:
Research and development, net	30,184	33,023	(8.6)%
Selling and marketing	21,488	22,706	(5.36)%
General and administrative	18,633	17,024	9.45%
Total operating expenses	70,305	72,753	(3.36)%

Our research and development expenses are incurred by our Fixed Networks and Mobility Solutions. Research and development expenses, net decreased by approximately $2.8 million in 2019 compared to 2018. The decrease in expenses is mainly related to lower salary related expenses in our Fixed segment and higher government grants which reduced our research and development expenses.

Selling and marketing expenses decreased by approximately $1.2 million in the year ended December 31, 2019 compared to the year ended December 31, 2018. This decrease is mainly due to a decrease in headcount and sales incentive and agent commissions.

General and administrative expenses increased by approximately $1.6 million in the year ended December 31, 2019 compared to the year ended December 31, 2018. This increase is mainly attributable to non-cash stock-based compensation expenses resulting from option modifications, salary related expenses mainly as a result of severance expenses due to an internal re-organization and higher bad debt expenses.

Financial expenses, net. In the year ended December 31, 2019 and 2018, we had financial expenses of $2.6 million and $4.3 million, respectively.

Taxes on income. Taxes on income are dependent upon where our profits are generated, such as the location and taxation of our subsidiaries as well as changes in deferred tax assets and liabilities recorded mainly as part of business combinations and changes in valuation allowance attributable to changes in our profit estimates in different regions. In the year ended December 31, 2019 we had a tax benefit of approximately $13.6 million compared to tax benefit of approximately $1.4 million in the year ended December 31, 2018. During the year ended December 31, 2019, we determined that the positive evidence outweighs the negative evidence for deferred tax assets in Israel and concluded that these deferred tax assets are realizable on a "more likely than not" basis. This determination was mainly due to expected future results of positive operations and earnings history.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Please see Item 5 in our Annual Report on Form 20-F for the Year ended December 31, 2018, filed on March 18, 2019 for this comparison.

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

The influence on the U.S. dollar cost of our operations in Israel relates primarily to the cost of salaries in Israel, which are paid in NIS and constitute a substantial portion of our expenses in NIS. In 2019, the rate of inflation in Israel was 0.84% and the U.S. dollar appreciated in relation to the NIS at a rate of 7.8%, from NIS 3.748 per $1 on December 31, 2018 to NIS 3.456 per $1 on December 31, 2019. If future inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of such devaluation lags behind increases in inflation in Israel, our results of operations may be materially adversely affected. In 2019 and 2018, in order to limit these risks, we entered into hedging agreements to cover certain of our NIS to U.S. dollar exchange rate exposures.

Our monetary balances that are not linked to the U.S. dollar impacted our financial expenses during the 2019 and 2018 periods. This is due to heavy fluctuations in currency rates in certain regions in which we do business, mainly in Latin America, Australia and Europe. There can be no assurance that our results of operations will not be materially adversely affected by other currency fluctuations in the future.

Recently Adopted Accounting Pronouncements

We adopted Accounting Standards Update (“ASU”) No. 2017- 12, “Derivatives and Hedging” (Topic 815): Targeted Improvements to Accounting for Hedging Activities, which amended the eligibility criteria for hedged items and transactions to expand an entity’s ability to hedge nonfinancial and financial risk components. The new guidance eliminates the requirement to separately measure and present hedge ineffectiveness and aligns the presentation of hedge gains and losses with the underlying hedge item. The new guidance also simplifies the hedge documentation and hedge effectiveness assessment requirements. The amended presentation and disclosure requirements were adopted on a prospective basis, while any amendments to cash flow and net investment hedge relationships which existed on the date of adoption were applied on a “modified retrospective” basis, meaning a cumulative effect adjustment to the opening balance of retained earnings as of the beginning of the year of adoption. The new guidance was effective for our company on January 1, 2019 and the adoption did not have a material impact on our consolidated financial statements

In February 2016, the FASB issued ASU 2016-02, Leases (“Topic 842” or “ASC 842”). The standard requires lessees to recognize almost all leases on the balance sheet as a right-of-use asset and a lease liability and requires leases to be classified as either an operating or a finance type lease. The standard excludes leases of intangible assets or inventory. Leases with a term of 12 months or less will be accounted for in a manner similar to the accounting under existing guidance for operating leases today. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases and operating leases. ASC 842 supersedes the previous leases standard, ASC 840, "Leases". Topic 842 became effective for our Company beginning January 1, 2019. See also Critical Accounting Policies and Estimates above.

Recently Issued Accounting Pronouncements

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

As of December 31, 2019, we had cash and cash equivalents of $74.8 million, short-term and long-term restricted cash of $27.2 million. As of December 31, 2018, we had cash and cash equivalents of $67.4 million, short-term and long-term restricted cash of $32.5 million short-term restricted cash held in trustees’ accounts of $4.3 million.

In April 2019, we distributed a cash dividend of $0.45 per share (approximately $24.9 million in the aggregate). This was the first time that we distributed a cash dividend. We have not adopted a general policy regarding the distribution of dividends and make no statements as to the distribution of dividends in the foreseeable future.

We believe that our working capital is sufficient for our present requirements over the next 12 months.

As of December 31, 2019, our long-term debt was approximately $8.1 million, comprised of long-term loans of $4.0 million and current maturities of long-term loans of $4.1 million. The long term loans primarily consist of a loan that was received in December 2010 in the amount of $40 million from First International Bank of Israel, or FIBI, which bears interest of 4.77%. As of December 31, 2019, the principal outstanding balance of this loan was $8 million.

In addition, in connection with the PRONATEL Regional Projects, we were required to post certain advance payment guarantees and performance guarantees with PRONATEL. These requirements were principally satisfied through surety bonds issued by Amtrust Europe Limited, or Amtrust, for the benefit of PRONATEL, through a Peruvian bank as well as through the issuance of bank guarantees by FIBI and by The Hong Kong and Shanghai Banking Corporation, or HSBC (also through a Peruvian bank). The surety bonds issued by Amtrust expired in December 2019 after completion of the relevant milestone in the PRONATEL Regional Projects. Under the arrangements with FIBI and HSBC, we are required to observe certain conditions, including the requirement to maintain an amount of restricted cash and to satisfy certain financial and other covenants. As of December 31, 2019, we are in compliance with these conditions and covenants. Our credit and guarantee agreements also contain various restrictions and limitations that may impact us. These restrictions and limitations relate to incurrence of indebtedness, contingent obligations, negative pledges, liens, mergers and acquisitions, change of control, asset sales, dividends and distributions, redemption or repurchase of equity interests, certain debt payments and modifications of loans and investments. The agreements also stipulate a floating charge on our assets to secure fulfillment of our obligations to FIBI and HSBC as well as other pledges, including a fixed pledge, on certain assets and property.

The following table summarizes our cash flows for the periods presented:

	Years Ended December 31
	2019	2018	2017
	U.S. dollars in thousands
Net cash provided by (used in) operating activities	34,782	32,017	(17,223)
Net cash used in investing activities	(7,982)	(10,759)	(3,692)
Net cash used in financing activities	(28,936)	(2,321)	(4,012)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(99)	(1,490)	51
Net increase (decrease) in cash, cash equivalents and restricted cash	(2,235)	17,447	(24,876)
Cash, cash equivalents and restricted cash at beginning of the period	104,204	86,757	111,633
Cash, cash equivalents and restricted cash at end of the period.	101,969	104,204	86,757

Our cash, cash equivalents and restricted cash decreased by approximately $2.2 million during the year ended December 31, 2019 as a result of the following:

Operating activities. Cash provided by our operating activities was approximately $34.8 million in 2019 compared to approximately $32 million in 2018. The cash provided by our operating activities in 2019 was primarily attributable to our improved operating results, including payments received from our operations in Peru in 2019.

Investing activities. Cash used in investing activities was approximately $8.0 million in 2019 compared to approximately $10.8 million in 2018. The changes in our cash in 2019 derived from lower purchase of property and equipment in 2019.

Financing activities. Cash used in financing activities was approximately $28.9 million in 2019 compared to cash used in financing activities of approximately $2.3 million in 2018. The cash used in financing activities is mainly due to dividend payment of $24.9 million and repayments of long term loans.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Please see Item 5 in our Annual Report on Form 20-F for the Year ended December 31, 2018, filed on March 18, 2019 for this comparison

C.	Research and Development

We devote significant resources to research and development projects designed to enhance our hubs, VSATs, Satellite Communication on-the-move antennas BUCs, SSPAs and Transceivers products and to multiply the applications for which they can be used. In particular, we continue to invest into expanding our portfolio to address mobility applications, both IFC and maritime as well as cellular backhaul solutions. We intend to continue to devote substantial resources to complete the development of certain features, including improving functionality, support higher throughput, improving space segment utilization and network resilience, thereby contributing to reducing the cost of proposed solutions for our customers.

We conduct our research and development activities in Israel, Bulgaria, Moldova, the United States (California) and Singapore. Our Bulgarian center focuses on developments related to our Satellite Communication on-the-move antennas, or SOTM antennas. Our facilities in California and Singapore are dedicated to the continuing design and development of BUCs, SSPAs and Transceivers. Our facilities in Moldova and Israel work on research and development of VSATs, baseband equipment and network management. A dedicated group in our R&D center in Israel develops state-of-the-art Radio Frequency Integrated Circuits, or RFICs, for our ESA SOTM antennas.

In 2019, we invested heavily in development of the SOTM antennas for IFC applications. In addition, we invested in development of our ESA SOTM antennas.

We devoted significant research and development resources over the last few years to the development of our SkyEdge family of products, including development of our own proprietary hardware platforms for both baseband equipment and software. In 2019, we invested heavily in improving space spectral efficiency, including release of the new VSAT platform supporting advanced coding schemas, in developing new enhanced functionality for IFC application and global bandwidth management. We continued to invest in optimizing solutions for cellular backhaul, improving throughput, supported security and resilience. We develop our own network software as well as software for our VSATs.

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

The following table sets forth, for the years indicated, our gross research and development expenditures, the portion of such expenditures which was funded mainly by non-royalty bearing grants and the net cost of our research and development activities:

	Years Ended December 31,
	2019	2018	2017
	(U.S. dollars in thousands)
Gross research and development costs .	32,208	34,449	29,433
Less:
Grants.	2,024	1,426	1,419

Research and development costs - net .	30,184	33,023	28,014

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

The ongoing Coronavirus pandemic that first surfaced in China and is spreading throughout the world has had an adverse effect on our industry and the markets in which we operate. The Coronavirus outbreak has significantly impacted the travel and aviation markets in which our significant IFC customers operate and has resulted in a slowdown of our business with some of these customers. We have experienced postponed orders and suspended decision making in other markets that are likely to be negatively affected by the Coronavirus. As a result, during the first quarter of 2020, we have experienced a significant reduction in our business and expect to record a loss for the quarter. Further, the guidance of social distancing and the requirements to work from home in key territories such as Israel, Peru, China, California, Colombia, Australia, Bulgaria and in other countries, in addition to greatly reduced travel globally, has resulted in a substantial curtailment of business activities, which has affected and is likely to continue to affect our ability to conduct fieldwork as well as deliver products and services. While the majority of our products are manufactured outside of China, certain components and materials for our products are manufactured or procured in China and we also have other operations in Asia. We are unable at this time to estimate the extent of the effect of the Coronavirus on our business. In order to mitigate the impact of the decline in business, we have adopted a plan to reduce our expenses, including a reduction in our headcount as well as other cost savings measures. This public health threat is likely to continue to adversely impact us by its negative impact on our ability to generate revenues due to reduced end-market demand from governments, enterprises and consumers, leading to order delays and cancellations. In addition, certain of our sales and support teams are unable to travel or meet with customers and the threat has caused operating, manufacturing, supply chain and project development delays and disruptions, labor shortages, travel and shipping disruptions and shutdowns (including as a result of government regulation and prevention measures). Given the potential impact on our businesses as a result of the outbreak, the values or the recoverable amounts of certain assets subsequent to the reporting date may be less than their carrying amounts as of December 31, 2019. The potential decline in value is determined to be a non-adjusting event as management concluded that the cause of the shut down in the series of events that led to the disruptions in operations is not the outbreak itself, but rather the measures taken by the government after the reporting date. Because the outbreak may also result in uncertainties in relation to the assumptions and estimations associated with the measurement of various assets and liabilities in the financial statements that we may not have previously recognized or disclosed, the occurrence of the outbreak has certainly added additional risks that the carrying amounts of assets and liabilities may require certain adjustments within the next financial year which financial effect cannot be reasonably estimated at this stage.

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

In order to guarantee our performance obligations and the down payment we received under the PRONATEL Regional Projects, we provided bank guarantees by FIBI and by HSBC and surety bonds by Amtrust through a Peruvian bank. The surety bonds issued by Amtrust expired on December 2, 2019 after reaching the relevant milestone in the PRONATEL Regional Projects. The aggregate amount of the bank guarantees issued on our behalf by HSBC and FIBI as of December 31, 2019, was approximately $99.3 million. We have provided HSBC and FIBI with various pledges and have deposited approximately $24.2 million held as restricted cash as collateral for HSBC and FIBI guarantees.

Our credit and guarantee agreements also contain various covenants, restrictions and limitations that may impact us. These covenants, restrictions and limitations relate to incurrence of indebtedness, contingent obligations, negative pledges, liens, mergers and acquisitions, change of control, asset sales, dividends and distributions, redemption or repurchase of equity interests, certain debt payments and modifications of loans and investments. The agreements also stipulate a floating charge on our assets to secure fulfillment of our obligations to FIBI and HSBC as well as other pledges, including a fixed pledge, on certain assets and property. As of December 31, 2019, the aggregate amount of bank guarantees outstanding to secure our various performance obligations was approximately $106.0 million, including an aggregate of approximately $102.7 million on behalf of our subsidiaries in Peru. We have restricted cash of approximately $27.2 million as collateral for these guarantees.

In order to guarantee our performance obligations for our current activities in Colombia, we purchased insurance from an insurance company in Colombia to guarantee our various contractual and other obligations, including our performance and our employee salary and benefit costs, of approximately 95.7 billion Colombian Pesos (approximately $29.2 million based on the representative rate of exchange published as of December 31, 2019).

F.            Tabular Disclosure of Contractual Obligations

The following table summarizes our minimum contractual obligations as of December 31, 2019 and the effect we expect them to have on our liquidity and cash flow in future periods:

Contractual Obligations	Payments due by period (in U.S. dollars in thousands)
	Total	2020	2021-2022	2023-2024	2025
Long-term loans *	8,096	4,096	4,000	-	-
Operating lease (mainly offices)	5,596	2,019	3,044	521	12
Space segment services	12,494	8,402	4,092	-	-
Purchase commitments (mainly inventory)	24,939	24,939	-	-	-
Total contractual cash obligations	51,125	39,456	11,136	521	12

(*) Future interest payments are not included due to variability in interest rates.

ITEM 6:	DIRECTORS AND SENIOR MANAGEMENT

A.          Directors and Senior Management

The following table sets forth the name, age, position(s) and a brief account of the business experience of each of the directors and executive officers:

Name	Age	Position(s)
Dov Baharav	69	Chairman of the Board of Directors
Yona Ovadia	60	Chief Executive Officer
Amiram Boehm (3)	48	Director
Dafna Cohen (1)(2)(4)(5)	50	Director
Ishay Davidi	58	Director
Aylon (Lonny) Rafaeli (1) (2)(4)	66	Director
Meir Shamir (3)	68	Director
Dafna Sharir (1)(4)	51	Director
Elyezer Shkedy (1)(2)(4)(5)	61	Director
Adi Sfadia	49	Chief Financial Officer
Yuval Shani	54	Chief Operating Officer
Michal Aharonov	48	Vice President, Global Broadband Networks
Ron Levin	45	Vice President, Mobility and Global Accounts
Alik Shimelmits	58	Chief Technology and Product Officer
Nirit Barnea	52	Vice President, Human Resources
Noam Rosenfeld	52	Vice President, Research & Development

(1)	Member of our Audit Committee.
(2)	Member of our Compensation Committee.
(3)	“Independent Director” under the applicable NASDAQ Marketplace Rules (see explanation below)
(4)	“Independent Director” under the applicable NASDAQ Marketplace Rules and the applicable rules of the SEC (see explanation below)
(5)	“External Director” as required by Israel’s Companies Law (see explanation below)

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

Amiram Boehm has served on our Board of Directors since December 2012. Mr. Boehm has been a Partner in the FIMI Opportunity Funds, Israel’s largest group of private equity funds, since 2004. Mr. Boehm serves as a director of Ham-Let (Israel-Canada) Ltd., Hadera Paper Ltd (TASE)., Rekah Pharmaceuticals Ltd (TASE), Pharm-up Ltd (TASE)., TAT Technologies Ltd. (NASDAQ, TASE), PCB Technologies Ltd. (TASE) and DIMAR Ltd, DelekSon Ltd and Galam Ltd. Mr. Boehm previously served as the Managing Partner and Chief Executive Officer of FITE GP (2004), and as a director of Ormat Technologies Inc. (NYSE, TASE), Scope Metal Trading, Ltd. (TASE), Inter Industries, Ltd. (TASE), Global Wire Ltd. (TASE), Telkoor Telecom Ltd. (TASE) and Solbar Industries Ltd. (previously traded on the TASE). Prior to joining FIMI, from 1999 until 2004, Mr. Boehm served as Head of Research of Discount Capital Markets, the investment arm of Israel Discount Bank. Mr. Boehm holds a B.A. degree in Economics and a LL.B. degree from Tel Aviv University, Israel and a Joint M.B.A. degree from Northwestern University and Tel Aviv University, Israel.

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

Ishay Davidi has served on our Board of Directors since December 2012. Mr. Davidi is the Founder and has served as Chief Executive Officer of the FIMI Opportunity Funds, Israel’s largest group of private equity funds, since 1996. Mr. Davidi currently serves as Chairman of the board of directors of Hadera Paper Ltd. (TASE) and Polyram plastics, Dimar Cutting Tools, and as director at Ham-Let (Israel-Canada) Ltd. (TASE), Rekah Pharmaceuticals Ltd. (TASE), Tadir-Gan Precision materials (TASE), C. Mer Industries Ltd. (TASE),  GI Ltd., (TASE), SOS Ltd., DelekSon Ltd., Bet Shemesh Engines Holdings (TASE), Kamada LTD (TASE NASDAQ) and P.C.B Technologies Ltd (TASE). Mr. Davidi previously served as the Chairman of the board of directors of Inrom Industries Ltd. Retalix (previously traded on NASDAQ and TASE) from August 2008 until January 2010, of Tefron Ltd. (New York Stock Exchange and TASE) and of Tadir-Gan (TASE), and as a director at Pharm Up Ltd (TASE), Ormat Industries Ltd. (previously traded on TASE), Retalix, Tadiran Communications Ltd. (TASE), Lipman Electronic Engineering Ltd. (NASDAQ and TASE), Merhav Ceramic and Building Materials Center Ltd. (TASE), TAT Technologies Ltd. (NASDAQ and TASE), Orian C.M. Ltd. (TASE), Ophir Optronics Ltd., Overseas Commerce Ltd, (TASE), Scope Metals Group Ltd. (TASE) and Formula Systems Ltd. (NASDAQ and TASE). Prior to establishing FIMI, from 1993 until 1996, Mr. Davidi was the Founder and Chief Executive Officer of Tikvah Fund, a private Israeli investment fund. From 1992 until 1993 Mr. Davidi was the Chief Executive Officer of Zer Science Industries Ltd., a developer of diagnostics equipment for the healthcare industry. Mr. Davidi holds a B.Sc. degree in Industrial and Management Engineering from Tel Aviv University, Israel, and a M.B.A. degree from Bar Ilan University, Israel.

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

Meir Shamir has served on our Board of Directors since May 2016. Mr. Shamir is the chief executive officer and a director of Mivtach Shamir holdings Ltd., a public company traded on the Tel Aviv Stock Exchange. Mivtach Shamir is a holding company active in spotting and initiating investments in technology, and in commercial real estate development, tangible investments and finance, in Israel and throughout Europe, the U.S. and India. Mr. Shamir served as a navigator in the Israeli Air Force. Mr. Shamir is an active philanthropist, established a fund to grant scholarships to under-privileged high school and college students, and since 2012 he has served as the Head of the Presidency of “Taglit” (Birthright Israel). Mr. Shamir holds a Business and Economics Administration degree and received an Honorary Doctorate from Bar Ilan University, Israel.

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

Major General (ret.) Elyezer Shkedy, Major General (ret.) Elyezer Shkedy, has served on our Board of Directors since June 2017. Mr. Shkedy is a business development manager and consultant. From January 2010 to March 2014, Mr. Shkedy was the Chief Executive Officer of El-Al Israel Airlines. Prior to joining El-Al, Mr. Shkedy served as Commander of the Israeli Air Force, from April 2004 until May 2008, after a long career as a fighter pilot and moving up through several command positions in the Israeli Air Force. Mr. Shkedy served as board member in Paz Oil Company, Ltd. (TASE) from October 2018 to March 2019. Mr. Shkedy serves as president and chairman of boards (pro bono) at several companies and organizations most of them non -profit. Mr. Shkedy holds an M.A. degree (with distinction) in Systems Management from NPS, the Naval Postgraduate School in Monterey, California, U.S. and a B.Sc. degree in Mathematics and Computer Science (with distinction) from Ben Gurion University in Israel.

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

Alik Shimelmits serves as our Chief Technology and Product Officer since October 2019, and prior to that he has served as our Vice President, Research and Development for over six years, since May 2013. Prior to joining Gilat, from 2007 to 2013, Mr. Shimelmits served as Head of Transport Networks R&D for ECI Telecom Ltd. and prior to that as VP Research and Development for Axerra Networks Ltd. from 1999 to 2007. From 1991 to 1999, Mr. Shimelmits held various technical and managerial positions at ECI Telecom, having last served there as Associate Vice President R&D, Software Development, SDH Product Line. Mr. Shimelmits holds a M.Sc. degree in Applied Mathematics from Moscow Institute of Electronics and Mathematics and a B.Sc. degree in Computer Science from Moscow Institute of Chemical Engineering.

Nirit Barnea has served as our Vice President, Human Resources since June 2015. Prior to joining Gilat, from 2010 until 2014, Ms. Barnea served as the Global VP HR of 3M Attenti Ltd. (formerly DMATEK Ltd.). Prior thereto, Ms. Barnea held several senior management global HR positions for various software and telecommunications companies. Ms. Barnea holds an M.A. degree in Sociology from Tel Aviv University, Israel and a B.A. degree in Economics and Business Administration from Haifa University, Israel.

Noam Rosenfeld joined us in June 2019 and serves as our Vice President of Research & Development. Prior to joining Gilat, Mr. Rosenfeld headed the global R&D and the Cyber Security business unit at Verint Systems Inc., a leading cyber intelligence solutions provider. Mr. Rosenfeld previously served as the Cyber Defense Commander of the Israeli Defense Forces (IDF) & Head of the C4I and HLS military software house. Mr. Rosenfeld is a Colonel (Res.) in the IDF and holds B.Sc. degree in Computer Science from the Technion, Israel Institute of Technology.

B.           Compensation of Directors and Officers

The following table sets forth the aggregate compensation paid to or accrued on behalf of all of our directors and officers as a group for the year ended December 31, 2019:

	Salaries, Fees, Directors’ Fees, Commissions and Bonuses (1)	Amounts Set Aside for Pension, Retirement and Similar Benefits
All directors and officers as a group (17 persons) (2)	$4,325,250	$417,918

(1)
Includes bonuses and equity-based compensation accrued in 2019, but does not include business travel, professional and business association dues and expenses reimbursed to our directors and officers, and other benefits commonly reimbursed or paid by companies in Israel.

(2)	Includes one Director who ceased to hold office during 2019.

In accordance with Israeli law requirements, the table below sets forth the compensation paid to our five most highly compensated senior office holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2019, in accordance with the expenses recorded in our financial statements for the year ended December 31, 2019. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, and in accordance with the above mentioned securities regulations, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation.

Summary Compensation Table
Information Regarding the Covered Executive in U.S. dollars (1)

Name and Principal Position(2)	Base Salary	Benefits and Perquisites(3)	Variable Compensation(4)	Equity-Based Compensation(5)	Total
Yona Ovadia, CEO	371,406	62,613	292,384	512,089	1,238,492
Adi Sfadia, CFO	236,475	52,700	111,845	88,536	489,556
Yuval Shani, Chief Operating Officer	241,445	84,935	80,403	62,676	469,458
Ron Levin, Vice President, Mobility and Global Accounts	208,328	45,437	128,847	80,912	463,524
Michal Aharonov, Vice President, Global Fixed Networks	236,475	59,604	79,865	81,962	457,906

(1)	All amounts reported in the table are in terms of cost to our company, as recorded in our financial statements.
(2)
All executive officers listed in the table were employed or provided services on a full-time basis during 2019. The compensation information in the table above includes compensation accrued for full year 2019.

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

(4)	Amounts reported in this column refer to Variable Compensation such as commission, incentive and bonus payments as recorded in our financial statements for the year ended December 31, 2019.
(5)
Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2019, with respect to equity-based compensation granted to the Covered Executive.

In accordance with the approval of our shareholders and in accordance with Israeli corporate law regarding compensation of external directors, each of our non-employee directors and external directors (all of our current directors except for our Chairman of the Board of Directors) is entitled to receive annual compensation payable quarterly of approximately NIS 93,690 (currently equivalent to approximately $26,707), and an additional fee of approximately NIS 1,924 (currently equivalent to approximately $548) for each board or committee meeting attended. In addition, Board members are compensated for telephone participation in board and committee meetings in an amount of 60% of what would be received for physical attendance and for written resolutions in an amount equal to 50% of same. All the above amounts are linked to changes in the Israeli consumer price index as of September 2014 and subject to changes in the amounts payable pursuant to Israeli law from time to time.

As of December 31, 2019, our directors and executive officers as a group, consisting of 16 persons, held options to purchase an aggregate of 2,093,897 ordinary shares, having exercise prices ranging from $3.32 to $9.51. Generally, the options granted to our directors, vest over a three-year period (except in the case of our Chairman, Dov Baharav, which vest over a four-year period) and the options granted to our executive officers vest over a four-year period. The options will expire between 2020 and 2025. All of such options were awarded under our stock option plans described in Item 6E - “Directors, Senior Management and Employees - Share Ownership - 2008 Share Incentive Plan”.

Chairman Services. We and Mr. Baharav, through his controlled company, entered into an agreement dated May 20, 2014, or the Chairman Agreement, under which Mr. Baharav serves as Chairman of the Board of Directors of our company. Mr. Baharav also served as interim Chief Executive Officer from May 2015 until March 2016. For his services as Chairman, since May 2018, Mr. Baharav was entitled (directly or through his controlled company) to: (i) a monthly fee in the amount of NIS 22,000 (approximately $6,271); (ii) payment of the cash value of various fringe benefits, in an aggregate amount of up to NIS 9,350 (approximately $2,665) per month, which is equal to the employer’s cost that would have been incurred by us for such benefits if the Chairman served in an employee status; and (iii) full time office space and secretarial assistance and reimbursement for out-of-pocket expenses incurred by him in connection with his service. In May 2014, Mr. Baharav was granted under our 2008 Option Plan options to purchase 250,000 of our ordinary shares, at an exercise price of $4.61 per share, and in May 2015, Mr. Baharav was granted options to purchase 150,000 of our ordinary shares exercisable at a price of $6.27 per share (following a subsequent adjustment for the 2019 cash dividend), all of which have fully vested. Our agreement with Mr. Baharav is for a three-year term ending in May 2021.We may terminate the agreement prior to the end of its term by providing two months paid notice and an additional two months’ salary. An annual cash bonus plan of 6 base monthly salaries was approved for the years 2019 to 2021, upon achievement of a threshold of 80% of the company’s target operating profit metric. Additionally, Mr. Baharav may be eligible for an over- achievement bonus of up to 3 base monthly salaries.

CEO. Mr. Ovadia has served as our Chief Executive Officer since March 31, 2016. Under his employment agreement, Mr. Ovadia is entitled to a monthly salary in the amount of NIS 110,000 (approximately $31,357) and fringe benefits including social benefits, annual vacation and reimbursement of expenses. An annual cash bonus plan of 6 base monthly salaries was approved for the years 2019 to 2021, upon achievement of a threshold of 80% of the company’s target operating profit metric. Additionally, Mr. Ovadia may be eligible for an over- achievement bonus of up to 3 base monthly salaries. Additionally, in 2016, Mr. Ovadia was granted options under our 2008 Option Plan, to purchase 400,000 of our ordinary shares at an exercise price of $4.57 per share (following a subsequent adjustment for the 2019 cash dividend). The options were granted under our 2008 Option Plan and vest in 16 equal quarterly installments over a four-year period so long as Mr. Ovadia serves at our company. In 2018, Mr. Ovadia was granted options to purchase 100,000 ordinary shares at an exercise price of $7.41 per share (following a subsequent adjustment for the 2019 cash dividend), and in June 2019, Mr. Ovadia was granted options to purchase 500,000 ordinary shares at an exercise price of $9.43 per share. The options were granted under our 2008 Option Plan and will vest over a period of four years so long as Mr. Ovadia continues to serve at the Company. The options will remain exercisable for 12 months following cessation or termination of service (other than for cause). All options are subject to acceleration upon a change in control event. Accordingly, any options that remain unvested on the date of consummation of the Merger, shall become immediately execrable on such date. The options will expire on the sixth anniversary of the date of the grant.

In accordance with the Israeli Companies Law, we adopted an Executive Compensation Policy for our executive officers and directors. The purpose of the policy is to describe our overall compensation strategy for our executive officers and directors and to provide guidelines for setting their compensation, as prescribed by the Israeli Companies Law. In accordance with the Israeli Companies Law, the Executive Compensation Policy must be reviewed and readopted at least once every three years. The policy was last amended in June 2019.

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

Independent Directors. In general, NASDAQ Marketplace Rules require that the board of directors of a NASDAQ-listed company have a majority of independent directors, within the meaning of NASDAQ rules. Our Board of Directors has determined that seven out of the eight members of our Board of Directors are independent directors under NASDAQ requirements.

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

Since our largest shareholder, the FIMI funds, are deemed to be a “controlling shareholder” under the Israeli Companies Law, at the date of this Annual Report on Form 20-F we are not eligible to benefit from the relief provided by these new amended Israeli regulations.

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

As of December 31, 2019, we had 864 full-time employees, including 260 employees in engineering, research and development, 348 employees in manufacturing, operations and technical support, 71 employees in marketing and sales, 113 employees in administration and finance and 72 in other departments. Of these employees, 307 were based in our facilities in Israel, 131 were employed in the U.S., 219 were employed in Latin America and 207 were employed in Asia, the Far East and other parts of the world. These numbers reflect a decrease in headcount since December 31, 2018 of 148 employees worldwide, resulting mainly from the decrease in headcount in Colombia due to the conclusion of our performance of our project for the Ministry of ITC. As part of our cost-cutting measures in response to the negative impact of the Coronavirus, we have implemented a decrease in headcount.

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

Beneficial Ownership of Executive Officers and Directors

Except for Mr. Dov Baharav, none of our directors and executive officers beneficially owns more than 1% of our outstanding shares. In addition, Mr. Yona Ovadia, our Chief Executive Officer, has options to purchase 1,000,000 of our ordinary shares, with a weighted average exercise price of $7.28 per share, of which 425,000 options are exercisable on the date of this Annual Report on Form 20-F and 575,000 options will become exercisable upon the completion of the Merger. Mr. Baharav beneficially owns approximately 1.9% of our ordinary shares, consisting of 1,068,497 ordinary shares. Additionally, Mr. Ishay Davidi shares voting and dispositive power with Shira and Ishay Davidi Management Ltd. with respect to the shares held by the FIMI Funds, and he controls Shira and Ishay Davidi Management Ltd. as described in Item 7A – “Major Shareholders and Related Party Transactions – Major Shareholders”.

As of December 31, 2019, our directors and executive officers as a group (16 persons) held options to purchase 2,093,898 of our ordinary shares under our share options plans (described below), exercisable at a weighted average exercise price of $6.69 per share with expiration dates ranging from December 2020 to October 2025.

2008 Share Incentive Plan

In October 2008, our Board of Directors adopted the 2008 Share Incentive Plan, or the 2008 Plan, for issuance of options, restricted share units, or RSUs, and other forms of equity based awards to our directors, officers, consultants and employees. The term of the 2008 Plan had been extended by an additional ten-year period, commencing in October 2015. Our Board of Directors also adopted a sub-plan to enable qualified optionees certain tax benefits under the Israeli Income Tax Ordinance. Following increases approved by our Board of Directors, the total number of ordinary shares reserved for issuance of options under the 2008 Plan is 7.02 million shares. As of December 31, 2019, we have granted options to purchase 5,592,926 ordinary shares under the 2008 Plan (excluding options that were granted and cancelled), pursuant to which 2,423,947 ordinary shares have been issued as of December 31, 2019. As of December 31, 2019, we had outstanding options to purchase 3,168,980 ordinary shares, with exercise prices ranging from $3.32 to $9.51 and such options expire at various times from June 2020 to November 2025. As of December 31, 2019, we have granted 1,344,686 RSUs under the 2008 Plan (excluding RSUs that were granted and canceled), pursuant to which, 1,344,686 ordinary shares have been issued as of December 31, 2019. As of December 31, 2019, we had no outstanding RSUs.

In February 2019, the 2008 Plan was amended to include a dividend adjustment, whereby unless otherwise is resolved by the Board of Directors, the exercise price of each outstanding share option (whether vested or not) (as such term is defined in the 2008 Plan), shall be reduced by an amount equal to the cash dividend per share distributed on the applicable distribution date. For example, following the dividend distribution in April 2019, the exercise price of each outstanding share option was reduced by $0.45. In addition, the amendment stipulates that the administrating committee may apply a “net exercise” payment method, whereby a certain number of ordinary shares to which a participant is entitled, may be withheld according to the formula set forth in the amendment.

All options we granted on or before March 23, 2017 that are unvested and outstanding upon a change in control, such as the Merger, shall become fully vested upon a change of control event. In addition, options granted to several management members after March 23, 2017 that are unvested and outstanding upon a change in control, such as the Merger, shall also become fully vested upon a change of control event. As of December 31, 2019, our employees held unvested options to purchase 1,341,708 Ordinary Shares that are subject to vesting acceleration upon a change in control, such as the Merger, including unvested options to purchase 1,118,333 Ordinary Shares held by our directors and executive officers as a group (16 persons).

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

ITEM 7:           MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.          Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares, as of March 18, 2020, by each person who we believe beneficially owns 5% or more of our outstanding ordinary shares and all of our directors and executive officers as a group.

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. The percentage ownership of each such person is based on the number of ordinary Shares outstanding as of March 18, 2020 and includes the number of ordinary shares underlying options and RSUs that are exercisable within sixty (60) days from the date of March 18, 2020. Ordinary Shares subject to these options and RSUs are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options and RSUs, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person. The information in the table below is based on 55,493,258 Ordinary Shares outstanding as of March 18, 2020. Each of our outstanding ordinary shares has identical rights in all respects. The information in the table below with respect to the beneficial ownership of shareholders is based on the public filings of such shareholders with the SEC through March 18, 2020 and information provided to us by such shareholders.

Name	Number of Shares	Percent
FIMI Funds (1).	18,801,865	33.9%
Mivtach Shamir Holdings Ltd. (2)	5,375,647	9.7%
Renaissance Technologies LLC., and Renaissance Technologies Holdings Corporation (3)	2,957,417	5.3%
All directors and executive officers as a group (16 persons) (4)	2,145,728	3.8%
____________________________________________________

(1)
Based on a Schedule 13D/A filed on January 30, 2020 with the SEC and information provided to us by such shareholder, FIMI Opportunity IV, L.P., FIMI Israel Opportunity IV, Limited Partnership (the “FIMI IV Funds”), FIMI Opportunity V, L.P., FIMI Israel Opportunity Five, Limited Partnership (the “FIMI V Funds” and together with the FIMI IV Funds, the “FIMI Funds”), FIMI IV 2007 Ltd., FIMI FIVE 2012 Ltd., Shira and Ishay Davidi Management Ltd. and Mr. Ishay Davidi share voting and dispositive power with respect to the 18,801,865 Gilat Shares held by the FIMI Funds. FIMI IV 2007 Ltd. is the managing general partner of the FIMI IV Funds.  FIMI FIVE 2012 Ltd. is the managing general partner of the FIMI V Funds. Shira and Ishay Davidi Management Ltd. controls FIMI IV 2007 Ltd. and FIMI FIVE 2012 Ltd. Mr. Ishay Davidi controls Shira and Ishay Davidi Management Ltd. and is the Chief Executive Officer of all the entities listed above. The principal business address of each of the above entities and of Mr. Davidi is c/o FIMI IV 2007 Ltd., Alon Building 2, 94 Yigal Alon St., Tel-Aviv 6789139, Israel.

(2)
Based on a Schedule 13G/A filed on April 7, 2016 with the SEC by Mivtach Shamir Holdings Ltd. and information provided to us by such shareholder. The principal office of Mivtach Shamir Holdings Ltd. is 27 Habarzel Street, Tel-Aviv.

(3)
Based on Schedule 13G/A filed on February 13, 2020, with the SEC by Renaissance Technologies LLC., or RTC and Renaissance Technologies Holdings Corporation. The principal office of Renaissance Technologies LLC and Renaissance Technologies Holdings Corporation is 800 Third Avenue, New York, New York 10022.

(4)	As of March 18, 2020, all directors and executive officers as a group (16 persons) held 1,077,231 options that are vested or that vest within 60 days of March 18, 2020.

Significant Changes in the Ownership of Major Shareholders

As of March 13, 2018, our major shareholders were FIMI Funds, beneficially owning 18,901,865 ordinary shares (approximately 34.4% ownership), Mivtach Shamir Holdings Ltd. beneficially owning 5,375,647 ordinary shares (approximately 9.8% ownership), Itshak Sharon (Tshuva), beneficially owning 4,479,411 ordinary shares (approximately 8.2% ownership), and Renaissance Technologies LLC. and Renaissance Technologies Holdings Corporation, together beneficially owning 2,814,930 ordinary shares (approximately 5.1% ownership).

As of March 13, 2019, our major shareholders were FIMI Funds, beneficially owning 18,801,865 ordinary shares (approximately 34% ownership), Mivtach Shamir Holdings Ltd. beneficially owning 5,375,647 ordinary shares (approximately 9.7% ownership), Itshak Sharon (Tshuva), beneficially owning 3,988,624 ordinary shares (approximately 7.2% ownership), and Renaissance Technologies LLC. and Renaissance Technologies Holdings Corporation, together beneficially owning 2,938,405 ordinary shares (approximately 5.3% ownership).

As of March 18, 2020, our major shareholders were FIMI Funds, beneficially owning 18,801,865 ordinary shares (approximately 33.9% ownership), Mivtach Shamir Holdings Ltd. beneficially owning 5,375,647 ordinary shares (approximately 9.7% ownership), and Renaissance Technologies LLC. and Renaissance Technologies Holdings Corporation, together beneficially owning 2,957,417 ordinary shares (approximately 5.3% ownership).

Major Shareholders Voting Rights

The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares, except to the extent that they hold more than 14% and as such, they will have a right to appoint a director, subject to certain conditions set forth in our Articles of Association.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of March 18, 2020, there were 76 holders of record of our ordinary shares, of which 54 record holders holding approximately 83.18% of our ordinary shares had registered addresses in the U.S. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees, including CEDE & Co., the nominee for the Depositary Company (the central depositary for the U.S. brokerage community), which held approximately 83.18% of our outstanding ordinary shares as of said date.

B.          Related Party Transactions

Since 2014, our Board of Directors has approved our entering into several agreements for the purchase of infrastructure, construction and services from C. Mer Industries Ltd., or C. Mer. FIMI holds approximately 36.6% of C. Mer’s share capital and our director, Ishay Davidi, is also a member of the board of directors of C. Mer, a publicly traded company (TASE). These transactions were approved by our Audit Committee and Board of Directors in accordance with the requirements of the Israeli Companies Law. In the three years ending on December 31, 2019, our total expenses related to these transactions amounted to $5.75 million.

In addition, in December 2015 we entered into a memorandum of understanding with Orbit Communication Systems, or Orbit, a publicly traded company (TASE), for development and manufacturing of antenna and related services. In August 2017, FIMI acquired approximately 33.4% of Orbit’s share capital, and in November 2019 extended its shareholdings to approximately 41.82%. Representatives of FIMI serve on Orbit’s board of directors. This transaction was ratified by our Audit Committee and Board of Directors in accordance with the requirements of the Israeli Companies Law.  Our total purchases received from Orbit in the period starting in August 2017 and ending on December 31, 2019 amounted to $1.4 million.

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

In 2003, the Brazilian tax authority filed a claim against our inactive subsidiary in Brazil, SPC International Ltda, for the payment of taxes allegedly due from the subsidiary. After numerous hearings and appeals at various appellate levels in Brazil, the Supreme Court  ruled against the subsidiary in final non-appealable decisions published in June 2017. As of December 31, 2019, the total amount of this claim, including interest, penalties and legal fees is approximately $8.74 million, of which approximately $1 million is the principal. The Brazilian tax authorities initiated foreclosure proceedings against the subsidiary and certain of its former managers. Pursuant to the court’s decision, published in March 2016, the foreclosure proceedings against the former managers were cancelled. The tax authorities appealed such decision which appeal was rejected in July 2017. This court ruling is final and is not appealable. Based on Brazilian external counsel’s opinion, we believe that the subsidiary has solid arguments to sustain its position that further collection proceedings and inclusion of any additional co-obligors in the tax foreclosure certificate are barred due to statute of limitation and that the foreclosure procedures cannot legally be redirected to other group entities and managers who were not cited in the foreclosure certificate due to statute of limitation. Accordingly, we believe that the chances that such redirection will lead to a loss recognition are remote.

In 2014, our Peruvian subsidiary, Gilat To Home Peru, or GTH Peru, initiated arbitration proceedings in Lima against the Ministry of Transport and Communications of Peru, or MTC, and PRONATEL. The arbitration was related to the PRONATEL projects awarded to us in 2000-2001. Under these projects, GTH Peru provided fixed public telephony services in rural areas of Peru. Our subsidiary’s main claim was related to damages caused by the promotion of mobile telephony in such areas by the Peruvian government in the years 2011-2015. In June 2018, the arbitration tribunal issued an arbitration award ordering MTC and PRONATEL to pay our subsidiary approximately $13.5 million. MTC applied to the Superior Court in Lima to declare such award null and void. In July 2019, the Superior Court rejected the annulment action. MTC filed a protective constitutional action against such ruling. In September 2019, the 11th Constitutional Court in Lima rejected MTC’s action declaring it inadmissible. In October 2019, MTC submitted an appeal against this resolution. In parallel, in July 2019, we have initiated proceedings at the 17th Civil Chamber specialized in Commercial Matters of the Superior Court of Justice of Lima for enforcement of the arbitration award. Based on the advice of counsel, such proceedings are expected to continue for 5 years or more. In August 2019, the said Court rejected MTC’s objection to the enforcement process, and hence, the enforcement process continues. In October 2019, our subsidiary initiated additional arbitration proceedings against MTC and PRONATEL based on similar grounds for the years 2015-2019.

In October 2017, the Temporary Union UGC-FUSA, a former subcontractor that we hired in connection with the Kioskos Project in Colombia, initiated an arbitration proceeding against our local subsidiary for breach of contract. The amount of the claim is approximately U.S. $6.3 million. In July 2018, our subsidiary filed its response and a counterclaim against UGC-Fusa and its insurer, Seguros del Estado. In June 2019, the arbitration was concluded by means of a settlement agreement under which our subsidiary paid UGC-FUSA $400,000.

As a result of this settlement, we reversed a previous accrual and recognized $3.26 million as reduction of costs of sales.

In 2018, GNP, our subsidiary in Peru, won a government bid for two additional regional projects in the Amazonas and Ica regions in Peru for PRONATEL with a value of approximately $154 million. GMC Engineering Solutions and SATEL Comunicaciones y Datos, two of the three entities comprising the losing bidder consortium, applied to the superior court in Lima to cancel the bid and obtained a preliminary injunction against the award. Although the lawsuit did not name our subsidiary as a defendant, our subsidiary was served as an interested third party in the process and filed its objection and defenses. Currently, following PRONATEL’s request, our subsidiary continues performing these projects. Based on the advice of counsel, we believe that the chances of success of the proceedings seeking to cancel the bid are remote.

Various legal proceedings have been initiated by purported shareholder plaintiffs against Gilat and its directors and against Comtech and its principal executive officer with respect to the Merger and the disclosure contained in the proxy statement/registration statement on Form S-4 that was filed with the SEC on March 2, 2020 seeking approval of the Merger and certain other matters and registering the shares of Comtech Common Stock to be issued in connection with the Merger. The results of any such potential legal proceedings are difficult to predict and could delay or prevent the Merger from becoming effective in a timely manner.

We are also a party to various regulatory proceedings incident to our business. To the knowledge of our management, none of such proceedings is material to us.

Dividend Policy

On March 28, 2019, our board of directors declared a cash dividend in the amount of $0.45 per share (approximately $24.9 million in the aggregate), paid on April 8, 2019 to shareholders of record on March 28, 2019. This was the first time that we distributed a dividend. We have not adopted a general policy regarding the distribution of dividends and make no statements as to the distribution of dividends in the foreseeable future. The terms of some of our financing arrangements restrict us from paying dividends to our shareholders and require prior approval of certain banks which extended us loans. Israeli law limits the distribution of cash dividends to the greater of retained earnings or earnings generated over the two most recent years, in either case provided that we reasonably believe that the dividend will not render us unable to meet our current or foreseeable obligations when due. Notwithstanding the foregoing, dividends may be paid with the approval of a court, provided that there is no reasonable concern that such dividend distribution will prevent the company from satisfying its current and foreseeable obligations, as they become due. Our Articles of Association provide that no dividends shall be paid otherwise than out of our profits and that any such dividend shall carry no interest. For information regarding taxation of dividend, see ITEM 10.E – “Additional Information - Taxation - Israeli Tax Consequences of Holding Our Stock - Dividends”.

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

Please refer to Exhibit 2.1 for Items 10.B.3, B.4, B.6, B.7, B.8, B.9 and B.10.

C.	Material Contracts

While we have numerous contracts with customers and distributors, we do not deem any individual contract to be a material contract that is not in the ordinary course of our business, except as set forth below:

In March and December 2015, the Peruvian government awarded us the PRONATEL Regional Projects for the construction of networks, operation of the networks for a defined period and their transfer to the government, which are expected to generate aggregate revenues of $393 million to be recognized over approximately 14-15 years. In accordance with the bid conditions, we established a subsidiary in Peru, GNP, to enter into written agreements with the Peruvian government for each of the four regional projects that were awarded. In 2018, we were awarded two additional PRONATEL Regional Projects with expected revenues of approximately $154 million over approximately 13-15 years for the construction of networks, operation of the networks for a defined period and transfer of the transport networks to the government. See Item 4.B. – “Information on the Company – Business Overview”.

In order to guarantee our performance obligations and the down payment we received under the PRONATEL Regional Projects, we issued bank guarantees and surety bonds for the benefit of PRONATEL. The bank guarantees were issued by FIBI and HSBC through a Peruvian bank, and the surety bonds were issued by Amtrust through a Peruvian bank. The surety bonds issued by Amtrust expired on December 2, 2019 after completion of the relevant milestone in the PRONATEL Regional Projects.

The aggregate amount of the bank guarantees issued on our behalf by HSBC and FIBI as of December 31, 2019, was approximately $99.3 million. We have provided HSBC and FIBI with various pledges and have deposited approximately $24.2 million held as restricted cash as collateral for HSBC and FIBI guarantees.

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

Generally, income of Israeli companies is subject to corporate tax.  The Israeli corporate tax rate since January 1, 2018 is 23%, compared with 24% in 2017.

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

Following enactment of the Tax Burden Law, starting January 1, 2012, the capital gains tax rate applicable to individuals upon the sale of our shares is such individual’s marginal (income) tax rate but not more than 25% (or 30% with respect to a substantial shareholder). With respect to corporate investors, the rate of capital gains tax imposed on the sale of shares is equal to the corporate tax rate, which was 24% in 2017 and 23% effective as of January 1, 2018.

Individual shareholders dealing with securities in Israel are taxed at their marginal tax rates applicable to business income (and up to 47% in 2017, 2018 and 2019).

In addition, as of January 1, 2013, shareholders that are individuals who have taxable income that exceeds ILS 800,000 in a tax year, will be subject to an additional tax, referred to as High Income Tax, at the rate of 2% on their taxable income for such tax year which is in excess of such amount. Effective January 1, 2017, the High Income Tax rate increased to 3% and its threshold was lowered to ILS 640,000 in 2017 to ILS 641,880 in 2018 and to ILS 649,560 in 2019. For this purpose, taxable income will include taxable capital gains from the sale of our shares and taxable income from dividend distributions.

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

Passive Foreign Investment Companies

We believe that we were not a PFIC for U.S. federal income tax purposes for the taxable year of 2019. However, since PFIC status depends upon the composition of our income and assets and the market value of our assets from time to time, there can be no assurance that our analysis prevails or that we will not be considered a PFIC for any future taxable year. If we were a PFIC for any taxable year during which a U.S. Holder owned ordinary shares, certain adverse consequences could apply to the U.S. Holder. Specifically, unless a U.S. Holder makes one of the elections mentioned below, gain recognized by the U.S. Holder on a sale or other disposition of ordinary shares would be allocated ratably over the U.S. Holder’s holding period for the ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability. Further, any distribution in excess of 125% of the average of the annual distributions received by the U.S. Holder on our ordinary shares during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation as described immediately above. Certain elections (such as a mark-to-market election or a QEF election) may be available to U.S. Holders and may result in alternative tax treatment. U.S. Holders should consult their tax advisors as to the availability and consequences of a mark-to-market election or a QEF election with respect to their ordinary shares.

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

U.S. citizens and individuals taxable as resident aliens of the United States that own “specified foreign financial assets” (as defined in Section 6038D of the Code and the regulations thereunder) with an aggregate value in a taxable year in excess of certain thresholds (as determined under rules in Treasury regulations) and that are required to file a U.S. federal income tax return generally will be required to file an information report with respect to those assets with their tax returns. IRS Form 8938 has been issued for that purpose. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, foreign stocks held directly, and interests in foreign estates, foreign pension plans or foreign deferred compensation plans. Under those rules, our ordinary shares, whether owned directly or through a financial institution, estate or pension or deferred compensation plan, would be “specified foreign financial assets.” Under Treasury regulations, the reporting obligation applies to certain U.S. entities that hold, directly or indirectly, specified foreign financial assets. Penalties can apply if there is a failure to satisfy this reporting obligation. In addition, in the event a U.S. Holder that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of all or a part of the U.S. federal income taxes of such U.S. Holder for the related tax year may not close until three years after the date that the required information is filed. A U.S. Holder is urged to consult the U.S. Holder’s tax advisor regarding the reporting obligation.

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
.
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

While a significant portion of our revenues and expenses are generated in U.S. dollars, a portion of our expenses are denominated in NIS, and to a lesser extent, other non-U.S. dollar currencies which lead us to be exposed to financial market risk associated with changes in foreign currency exchange rates. In order to reduce the impact of foreign currency rate volatility of future cash flows caused by changes in foreign exchange rates, in some cases we use currency forward contracts. If our currency forward contracts meet the definition of a hedge, and are so designated, changes in the fair value of the contracts will be offset against changes in the fair value of the hedged assets or liabilities through earnings. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in current earnings during the period of change. Our hedging reduces, but does not eliminate, the impact of foreign currency rate movements, and due to such movements, the results of our operations may be adversely affected.

The following sensitivity analysis illustrates the impact on our non-dollar net monetary liabilities assuming an instantaneous 10% change in foreign currency exchange rates from year-end levels, with all other variables held constant. At December 31, 2019, a 10% strengthening of the U.S. dollar versus other currencies would have resulted in a decrease of approximately $0.3 million in our net monetary liabilities, while a 10% weakening of the dollar versus all other currencies would have resulted in an increase of approximately $0.4 million in our net monetary liabilities.

During the year ended December 31, 2019, we recognized a net loss of $0.3 million related to the effective portion of our hedging instruments. The effective portion of the hedged instruments was included as an offset or addition to payroll expenses in the statement of operations. The ineffective portion of the hedged instrument during the year ended December 31, 2019 was immaterial and was recorded as financial expenses, net.

As of December 31, 2019, we had no outstanding forward contracts that did not meet the requirement for hedge accounting.

ITEM 12:         DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.
PART II

ITEM 13:          DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14:          MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15:          CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended) as of December 31, 2019, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the rules of the Securities and Exchange Commission.

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

Our management assessed the effectiveness of our internal control over financial reporting, as of December 31, 2019.  In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on that assessment, our management concluded that as of December 31, 2019, our internal control over financial reporting is effective.

The effectiveness of management’s internal control over financial reporting as of December 31, 2019 has been audited by our company’s independent registered public accountants, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global. The report, which expresses an unqualified opinion on our company’s internal control over financial reporting, is included with our consolidated financial statements included elsewhere in this annual report.

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

	Year Ended December 31,
	2019		2018
Services Rendered	Fees (in thousands)	Percentages	Fees (in thousands)	Percentages
Audit fees (1)	$670	71.28%	$668	80.34%
Tax fees (2)	$175	18.58%	$97	11.62%
Other (3)	$95	10.14%	$67	8.04%
Total	$939	100%	$832	100%

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

(3)
Other fees are fees for professional services other than audit or tax related fees, rendered in connection with our business activities; such fees in 2019 were mainly related to implementation of new accounting systems and in 2018 were mainly related to implementation of new accounting standards.

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

ITEM 16E:       PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In the year ended December 31, 2019, neither we nor any affiliated purchaser purchased any of our securities.

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

2.1	Description of the rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934
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

4.11
Amendments No. 7, 8 and 9 to Gilat Satellite Networks Ltd. 2008 Share Incentive Plan (including the Israeli Sub-plan to the Gilat Satellite Networks Ltd. 2008 Share Incentive Plan) as adopted on August 6, 2019, February 11, 2019 and February 12, 2019 respectively, previously filed as Exhibit 4.11 to our Annual Report on Form 20-F for the fiscal year ending December 31, 2018, which Exhibit is incorporated herein by reference.

4.12
Amendment No. 10 to Gilat Satellite Networks Ltd. 2008 Share Incentive Plan (including the Israeli Sub-plan to the Gilat Satellite Networks Ltd. 2008 Share Incentive Plan), previously filed on May 14, 2019 as Exhibit 4.11 to our Registration Statement on Form S-8 (File No. 333-231442), and incorporated herein by reference.

4.13
Amendment No. 11 to Gilat Satellite Networks Ltd. 2008 Share Incentive Plan (including the Israeli Sub-plan to the Gilat Satellite Networks Ltd. 2008 Share Incentive Plan), previously filed on January 23, 2020 as Exhibit 4.12 to our Registration Statement on Form S-8 (File No. 333-236028), and incorporated herein by reference.

4.14	Executive Compensation Plan previously filed as Annex C to the proxy statement filed on Form 6-K on May 15, 2019, which Exhibit is incorporated herein by reference.
4.15
English translation based on the English version published by PRONATEL of the Financing Agreement between PRONATEL and Gilat Networks Peru S.A. dated December 29, 2015, for Broadband Installation for Integral Connectivity and Social Development of the Cusco’s region and a non-literal English translation of the Economic Proposal annexed thereto. Previously filed as Exhibit 4.7 to our Annual Report on Form 20-F for the fiscal year ending December 31, 2015, which Exhibit is incorporated herein by reference.

4.16
English translation based on the English version published by PRONATEL of the Financing Agreement between the PRONATEL and Gilat Networks Peru S.A. dated May 27, 2015, for Broadband Installation for Integral Connectivity and Social Development of the Ayacucho’s region and a non-literal English translation of the Economic Proposal annexed thereto. Previously filed as Exhibit 4.8 to our Annual Report on Form 20-F for the fiscal year ending December 31, 2015, which Exhibit is incorporated herein by reference.

4.17
English translation based on the English version published by PRONATEL of the Financing Agreement between the PRONATEL and Gilat Networks Peru S.A. dated May 27, 2015, for Broadband Installation for Integral Connectivity and Social Development of the Apurímac’s region and a non-literal English translation of the Economic Proposal annexed thereto. Previously filed as Exhibit 4.9 to our Annual Report on Form 20-F for the fiscal year ending December 31, 2015, which Exhibit is incorporated herein by reference.

4.18
English translation based on the English version published by PRONATEL of the Financing Agreement between the PRONATEL and Gilat Networks Peru S.A. dated May 27, 2015, for Broadband Installation for Integral Connectivity and Social Development of the Huancavelica’s region and a non-literal English translation of the Economic Proposal annexed thereto. Previously filed as Exhibit 4.10 to our Annual Report on Form 20-F for the fiscal year ending December 31, 2015, which Exhibit is incorporated herein by reference.

4.19
English translation of the Financing Agreement between the PRONATEL and Gilat Networks Peru S.A. dated June 2018, for the Installation of Broadband for Comprehensive Connectivity and Social Development of the Amazonas Region. Previously filed as Exhibit 4.17 to our Annual Report on Form 20-F for the fiscal year ending December 31, 2018, which Exhibit is incorporated herein by reference.

4.20
English translation of the Financing Agreement between the PRONATEL and Gilat Networks Peru S.A. dated June 2018, for the Installation of Broadband for Comprehensive Connectivity and Social Development of the Ica Region. Previously filed as Exhibit 4.18 to our Annual Report on Form 20-F for the fiscal year ending December 31, 2018, which Exhibit is incorporated herein by reference

4.21
English translation of the Tenth Addendum to the Financing Agreement between the PRONATEL and Gilat Networks Peru S.A. for the Project for The Installation of Broadband for the Comprehensive Connectivity and Social Development of the Cusco Region, dated December 20, 2018. Previously filed as Exhibit 4.19 to our Annual Report on Form 20-F for the fiscal year ending December 31, 2018, which Exhibit is incorporated herein by reference

4.22
English translation of the Fourteenth Addendum to the Financing Agreement between the PRONATEL and Gilat Networks Peru S.A. for the Project for The Installation of Broadband for the Comprehensive Connectivity and Social Development of the Ayacucho Region, dated February 12, 2018.Previously filed as Exhibit 4.20 to our Annual Report on Form 20-F for the fiscal year ending December 31, 2018, which Exhibit is incorporated herein by reference

4.23
English translation of the Fifteenth Addendum to the Financing Agreement between the PRONATEL and Gilat Networks Peru S.A. for the Project for the Installation of Broadband for the Comprehensive Connectivity and Social Development of the Apurímac Region, dated February 12, 2018.Previously filed as Exhibit 4. 21 to our Annual Report on Form 20-F for the fiscal year ending December 31, 2018, which Exhibit is incorporated herein by reference

4.24
English translation of the Fifteenth Addendum to the Financing Agreement between the PRONATEL and Gilat Networks Peru S.A. for the Project for the Installation of Broadband for the Comprehensive Connectivity and Social Development of the Huancavelica Region, dated February 12, 2018.Previously filed as Exhibit 4.22 to our Annual Report on Form 20-F for the fiscal year ending December 31, 2018, which Exhibit is incorporated herein by reference

4.25
English translation of the Sixteenth Addendum to the Financing Agreement between the PRONATEL and Gilat Networks Peru S.A. for the Project for the Installation of Broadband for the Comprehensive Connectivity and Social Development of the Huancavelica Region, dated March 7, 2019.Previously filed as Exhibit 4.23 to our Annual Report on Form 20-F for the fiscal year ending December 31, 2018, which Exhibit is incorporated herein by reference

4.26
English translation of the Sixteenth Addendum to the Financing Agreement between the PRONATEL and Gilat Networks Peru S.A. for the Project for the Installation of Broadband for the Comprehensive Connectivity and Social Development of the Apurímac Region, dated March 8, 2019.Previously filed as Exhibit 4.24 to our Annual Report on Form 20-F for the fiscal year ending December 31, 2018, which Exhibit is incorporated herein by reference

4.27
English translation of the Fifteenth Addendum to the Financing Agreement between the PRONATEL and Gilat Networks Peru S.A. for the Project for the Installation of Broadband for the Comprehensive Connectivity and Social Development of the Ayacucho Region, dated March 8, 2019. Previously filed as Exhibit 4.25 to our Annual Report on Form 20-F for the fiscal year ending December 31, 2018, which Exhibit is incorporated herein by reference

4.28
Copy of Deed of Indemnity dated May 20, 2015 and Deed of Consent dated December 29, 2015, both entered into between Gilat Satellite Networks Ltd. and Amtrust Europe Limited. Previously filed as Exhibit 4.11 to our Annual Report on Form 20-F for the fiscal year ending December 31, 2015, which Exhibit is incorporated herein by reference.

4.29
Copy of Memorandum of Understanding and amendment thereto dated December 28, 2015 and January 28 2016, respectively, entered between Gilat Networks Peru SA, and Amtrust Insurance Spain, SL. Previously filed as Exhibit 4.12 to our Annual Report on Form 20-F for the fiscal year ending December 31, 2015, which Exhibit is incorporated herein by reference.

4.30
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

4.31
Summary in English of the material provisions of the agreement between Gilat Satellite Networks Ltd. and HSBC, dated December 18, 2016.  Previously filed as Exhibit 4.17 to our Annual Report on Form 20-F for the fiscal year ending December 31, 2016, which Exhibit is incorporated herein by reference.

4.32
Form of Indemnity Letter entered by and between Gilat Satellite Networks Ltd. and its officers and Directors, approved by the shareholders as of January 4, 2018 previously filed as Exhibit 4.20 to our Annual Report on Form 20-F for the fiscal year ending December 31, 2017, which Exhibit is incorporated herein.

4.33
Agreement and Plan of Merger, dated January 29, 2020, by and among Comtech Telecommunications Corp., Convoy Ltd. and Gilat Satellite Networks Ltd., previously filed as Exhibit 99.1 to Form 6-K filed on January 29, 2020, which Exhibit is incorporated herein.

4.34
Form of Voting Agreement, dated January 29, 2020, by and among Comtech Telecommunications Corp. and certain shareholders of Gilat Satellite Networks Ltd., previously filed as Exhibit 99.2 to Form 6-K filed on January 29, 2020, which Exhibit is incorporated herein.

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
Date: March 23, 2020

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCUNTING FIRM

To the Shareholders and Board of Directors of

GILAT SATELLITE NETWORKS LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Gilat Satellite Networks Ltd. and its subsidiaries ("the Company") as of December 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 23, 2020 expressed an unqualified opinion thereon.

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
March 23, 2020

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

GILAT SATELLITE NETWORKS LTD.

Opinion on Internal Control over Financial Reporting

We have audited Gilat Satellite Networks Ltd. and its subsidiaries' internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Gilat Satellite Networks Ltd. and its subsidiaries ("the Company") maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes, and our report dated March 23, 2020 expressed an unqualified opinion thereon.

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
March 23, 2020

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2019	2018
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$74,778	$67,381
Restricted cash	27,067	32,305
Restricted cash held by trustees	-	4,372
Trade receivables, net	47,731	47,164
Contract assets	23,698	47,760
Inventories	27,203	21,109
Other current assets	23,007	26,022

Total current assets	223,484	246,113

LONG-TERM ASSETS:
Restricted cash	124	146
Severance pay funds	6,831	6,780
Deferred taxes	18,455	4,127
Operating lease right-of-use asset	5,211	-
Other long term receivables	10,156	7,276

Total long-term assets	40,777	18,329

PROPERTY AND EQUIPMENT, NET	82,584	84,403

INTANGIBLE ASSETS, NET	1,523	2,434

GOODWILL	43,468	43,468

Total assets	$391,836	$394,747

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2019	2018
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of long-term loans	$4,096	$4,458
Trade payables	20,725	24,636
Accrued expenses	54,676	67,533
Advances from customers and deferred revenues	27,220	29,133
Operating lease liability	1,977	-
Other current liabilities	12,261	14,588

Total current liabilities	120,955	140,348

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	4,000	8,098
Accrued severance pay	7,061	6,649
Long-term advances from customers	2,866	-
Operating lease liability	3,258	-
Other long-term liabilities	108	580

Total long-term liabilities	17,293	15,327

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Share capital - Ordinary shares of NIS 0.2 par value: Authorized: 90,000,000 shares at December 31, 2019 and 2018; Issued and outstanding: 55,493,258 and 55,176,107 shares at December 31, 2019 and 2018, respectively	2,643	2,625
Additional paid-in capital	927,348	924,856
Accumulated other comprehensive loss	(5,048)	(5,380)
Accumulated deficit	(671,355)	(683,029)

Total shareholders' equity	253,588	239,072

Total liabilities and shareholders' equity	$391,836	$394,747

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2019	2018	2017
Revenues:
Products	$185,721	$173,966	$214,522
Services	77,771	92,425	68,234

Total revenues	263,492	266,391	282,756

Cost of revenues:
Products	122,071	121,147	153,167
Services	45,544	51,207	47,094

Total cost of revenues	167,615	172,354	200,261

Gross profit	95,877	94,037	82,495

Operating expenses:
Research and development, net	30,184	33,023	28,014
Selling and marketing	21,488	22,706	23,759
General and administrative	18,633	17,024	19,861

Total operating expenses	70,305	72,753	71,634

Operating income	25,572	21,284	10,861

Financial expenses, net	2,617	4,298	4,307

Net income before taxes on income	22,955	16,986	6,554
Taxes on income (tax benefit)	(13,583)	(1,423)	(247)

Net income	$36,538	$18,409	$6,801

Total earnings per share:
Basic	$0.66	$0.34	$0.12
Diluted	$0.65	$0.33	$0.12

Weighted average number of shares used in computing earnings per share:
Basic	55,368,703	54,927,272	54,680,822
Diluted	56,030,976	55,752,642	54,851,967

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Year ended December 31,
	2019	2018	2017

Net income	$36,538	$18,409	$6,801

Other comprehensive income (loss):
Foreign currency translation adjustments	14	(1,845)	(95)
Change in unrealized gain (loss) on hedging instruments, net	653	(1,548)	1,419
Less - reclassification adjustments for net loss (gain) realized and included in income (loss) on hedging instruments, net	(335)	1,059	(1,146)

Total other comprehensive income (loss)	332	(2,334)	178

Comprehensive income	$36,870	$16,075	$6,979

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Number of Ordinary shares	Share capital		Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total shareholders' equity

Balance as of January 1, 2017	54,592,667	$2,593		$920,162	$(3,224)	$(709,705)	$209,826

Effect of adoption of ASU 2016-09	-	-		55	-	(55)	-
Issuance of restricted share units (RSUs)	8,100	*	)	-	-	-	*	)
Stock-based compensation of options and RSUs	-	-		856	-	-	856
Exercise of stock options	136,500	8		653	-	-	661
Comprehensive income	-	-		-	178	6,801	6,979

Balance as of December 31, 2017	54,737,267	2,601		921,726	(3,046)	(702,959)	218,322

Effect of adoption of ASC 606	-	-		-	-	1,521	1,521
Stock-based compensation of options	-	-		1,006	-	-	1,006
Exercise of stock options	438,840	24		2,124	-	-	2,148
Comprehensive income (loss)	-	-		-	(2,334)	18,409	16,075

Balance as of December 31, 2018	55,176,107	2,625		924,856	(5,380)	(683,029)	239,072

Stock-based compensation of options	-	-		2,135	-	-	2,135
Exercise of stock options	317,151	18		357	-	-	375
Dividend distribution	-	-		-	-	(24,864)	(24,864)
Comprehensive income	-	-		-	332	36,538	36,870

Balance as of December 31, 2019	55,493,258	2,643		927,348	(5,048)	(671,355)	253,588

*)          Represents an amount lower than $1.

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2019	2018	2017
Cash flows from operating activities:

Net income	$36,538	$18,409	$6,801

Adjustments required to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	10,978	13,149	13,140
Capital loss from disposal of property and equipment	461	275	245
Stock-based compensation of options and RSUs	2,135	1,006	856
Accrued severance pay, net	361	57	118
Exchange rate differences on long-term loans	(12)	(34)	186
Deferred income taxes, net	(14,883)	(3,672)	189
Decrease (increase) in trade receivables, net	(1,323)	2,061	(2,512)
Decrease (increase) in contract assets	24,062	11,029	(17,076)
Decrease (increase) in other assets and receivables	1,511	(4,917)	(9,147)
Decrease (increase) in inventories	(8,076)	5,743	(10,763)
Increase (decrease) in trade payables	(3,884)	(8,926)	4,087
Increase (decrease) in accrued expenses	(11,671)	(7,206)	19,633
Increase (decrease) in advances from customers and deferred revenues	1,112	12,433	(20,858)
Decrease in advances from customers held by trustees	-	(1,478)	(6,185)
Increase (decrease) in other liabilities	(2,527)	(5,912)	4,063

Net cash provided by (used in) operating activities	34,782	32,017	(17,223)

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2019	2018	2017
Cash flows from investing activities:

Purchase of property and equipment	(7,982)	(10,759)	(3,692)

Net cash used in investing activities	(7,982)	(10,759)	(3,692)

Cash flows from financing activities:

Proceeds from exercise of stock option and RSUs	375	2,148	661
Repayment of long-term loans	(4,447)	(4,469)	(4,673)
Dividend payment	(24,864)	-	-

Net cash used in financing activities	(28,936)	(2,321)	(4,012)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(99)	(1,490)	51

Increase (decrease) in cash, cash equivalents and restricted cash	(2,235)	17,447	(24,876)
Cash, cash equivalents and restricted cash at the beginning of the year	104,204	86,757	111,633

Cash, cash equivalents and restricted cash at the end of the year	$101,969	$104,204	$86,757

Supplementary disclosure of cash flows activities:

(1) Cash paid during the year for:

Interest	$509	$303	$906

Income taxes	$1,580	$3,900	$2,410

(2) Non-cash transactions:

Purchases of property and equipment that were not paid for and reclassification from inventories to property and equipment	$1,449	$2,307	$5,710

Reclassification from property and equipment to inventories	$680	$343	$129

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-	GENERAL

a.	Organization:

Gilat Satellite Networks Ltd. and its subsidiaries (the “Company”) is a global provider of satellite-based broadband communications. The Company designs and manufactures ground-based satellite communications equipment, and provides comprehensive solutions and end-to-end services, powered by its technology. The Company’s portfolio includes a cloud based satellite network platform, very small aperture terminals ("VSATs"), amplifiers, high-speed modems, on-the-move antennas and high power solid-state power amplifiers ("SSPAs"), block up converters (“BUCs”) and Trancievers. The Company’s solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety. The Company also provides connectivity services, internet access and telephony, to enterprise, government and residential customers utilizing both its own networks, and also other networks that it installs, mainly based on Build Operate Transfer (“BOT”) contracts. The Company also provides managed network services over VSAT networks owned by others.

The Company was incorporated in Israel in 1987 and launched its first generation VSAT in 1989.

b.	The Company operates in three business segments consisting of Fixed Networks, Mobility Solutions and Terrestrial Infrastructure Projects (see Note 15 for additional information).

c.
On January 29, 2020, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Comtech Telecommunications Corp., a Delaware corporation (“Comtech”), pursuant to which, Comtech will acquire 100% of the Company's shares.

The Merger is expected to be completed in the second or third quarters of 2020 (see Note 17 "Subsequent events" for additional information).

d.
The ongoing Coronavirus pandemic that first surfaced in China and is spreading throughout the world has had an adverse effect on our industry and the markets in which we operate (see Note 17 "Subsequent events" for additional information).

e.	The Company has three major customers which accounted for 39% of revenues for the year ended December 31, 2019 (see also Note 15(d)).

f.
The Company depends on major suppliers to supply certain components and services for the production of its products or providing services. If these suppliers fail to deliver or delay the delivery of the necessary components or services, the Company will be required to seek alternative sources of supply. A change in suppliers could result in manufacturing delays or services delays which could cause a possible loss of sales and additional incremental costs and, consequently, could adversely affect the Company's results of operations and financial position.

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

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with ASC 830, "Foreign Currency Matters" ("ASC 830"). All transaction gains and losses of the remeasurement of monetary balance sheet items are reflected in the consolidated statements of income as financial income or expenses, as appropriate.

The financial statements of certain foreign subsidiaries, whose functional currency has been determined to be their local currency, have been translated into dollars. Assets and liabilities have been translated using the exchange rates in effect at the balance sheet date. Statements of income amounts have been translated using specific rates. The resulting translation adjustments are reported as a component of shareholders' equity in accumulated other comprehensive income.

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

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Most of the activity of the subsidiary in Colombia ("Gilat Colombia") consists of operating subsidized projects for the Colombian Ministry of Information Technologies and Communications ("Ministry of ITC") through its "Dirección de Conectividad", or DirCon (formerly known as Compartel Program). Gilat Colombia was awarded a number of projects from the Ministry of ITC, the latest of which was awarded in 2013, and was further extended several times in 2017 and 2018, and completed during 2019.

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

Short-term restricted cash is either invested in bank deposits, which mature within one year, or in short-term highly liquid investments that are restricted to withdrawals or use. As of December 31, 2019, the vast majority of this amount was linked to the dollar. Such deposits are used as collateral for performance and advance payment guarantees to customers, surety bonds and the lease of some of the Company’s offices, and bear weighted average interest rates of 1.74% and 2.36% as of December 31, 2019 and 2018, respectively.

Long-term restricted cash is primarily invested in bank deposits, which mature after more than one year. As of December 31, 2019 and 2018, the amount were linked to currencies other than the dollar. It bears annual weighted average interest rates of 6.82% and 6.54% as of December 31, 2019 and 2018, respectively. Such deposits are used as collateral for performance guarantees to customers and the lease of some of the Company's offices.

f.	Restricted cash held by trustees:

As of December 31, 2018, restricted cash held by trustees was invested in a savings bank account linked to the Colombian Peso and was being released based upon performance milestones as stipulated in the agreements with the Ministry of ITC (see Note 2c). As of December 31, 2019, following the completion of the projects in Gilat Colombia, there weren't any restricted cash balances.

g.	Inventories:

Inventories are stated at the lower of cost or net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Inventory write-offs are provided to cover risks arising from slow-moving items, excess inventories, discontinued products, new products introduction and for market prices lower than cost. Any write-off is recognized in the consolidated statements of income as cost of revenues. In addition, if required, the Company records a liability for firm non-cancelable and unconditional purchase commitments with contract manufacturers for quantities in excess of the Company's future demands forecast consistent with its valuation of excess and obsolete inventory.

Cost is determined as follows:

Raw materials, parts and supplies - using the weighted average cost method.

Work in progress and assembled raw materials - represents the cost of manufacturing with the addition of allocable indirect manufacturing costs, using the weighted average cost method.

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

In the years ended December 31, 2019 and 2018, no impairments of long-lived assets were recorded.

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

In the years ended December 31, 2018 and 2017, following an improvement in the Mobility Solutions segment results, the Company performed a qualitative assessment and concluded that it is not more likely than not that the fair value of the reporting units is less than their carrying amounts and accordingly it is unnecessary to perform the two-step quantitative goodwill impairment test.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

For the year ended December 31, 2019, as a period of three years has passed since the last quantitative assessment, the Company performed updated assessment to continue to support its conclusion that no impairment of goodwill is required for any of its reporting units.

l.	Contingencies:

The Company is currently subject to involved in various claims and legal proceedings. The Company reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss.

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

Revenue from the sale of equipment is recognized at a point in time, once the customer has obtained control over the items purchased. When significant acceptance provisions are included in the arrangement, the Company defers recognition of the revenue until the acceptance occurs. The Company generally does not grant a right of return to its customers. Revenue from periodic services is recognized ratably over the term the services are rendered. Revenue from other services is recognized upon their completion.

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

Under the typical payment terms of government fixed-price contracts, the customer pays the Company milestones-based payments. Those payments are based on quantifiable measures of performance or on the achievement of specified events or milestones. Because those payments are due upon completion of those milestones, they may result in revenue recognized in excess of billings and are presented as part of contract assets on the balance sheet. In addition, the Company typically receives interim payments as work progresses, although for some contracts, the company may be entitled to receive an advance payment. The Company recognizes a liability for these payments in excess of revenue recognized and present it as liabilities on the balance sheet. The advance payment typically is not considered a significant financing component because it is used to meet working capital demands that can be higher in the early stages of a contract.

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

For information regarding disaggregated revenues, please refer to Note 15.

The Company pays sales commissions to external sales agents and to sales and marketing personnel based on their attainment of certain predetermined sales goals. Sales commissions  are considered incremental and recoverable costs of obtaining a contract with a customer. Sales commissions are capitalized and amortized upon recognition of the related revenue, consistently with the transfer to the customer of the goods or services to which they relate. Amortization expenses related to these costs are mostly included in sales and marketing expenses in the accompanying consolidated statements of operations. Amortization expenses during the year ended December 31, 2019 were $1,643. The capitalized balances related to these costs as of December 31, 2019 and 2018 were $473 and $1,286, respectively.

n.	Selling and marketing expenses:

Selling and marketing expenses include shipping expenses in the amounts of $1,309, $1,303 and $1,225 for the years ended December 31, 2019, 2018 and 2017, respectively.

Advertising costs are expensed as incurred. Advertising expenses amounted to $263, $247 and $204 for the years ended December 31, 2019, 2018 and 2017, respectively.

o.	Warranty costs:

Generally, the Company provides product assurance warranties for periods between twelve to twenty four months at no extra charge that cover the compliance of the products with agreed-upon specifications. A provision is recorded for estimated warranty costs based on the Company's experience. Warranty expenses amounted to $119, $591 and $323 for the years ended December 31, 2019, 2018 and 2017, respectively.

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

Based on the Company's product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working models and the point at which the products are ready for general release have been insignificant. Therefore, all research and development costs have been expensed.

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

Research and development grants deducted from research and development expenses amounted to $2,024, $1,426 and $1,419 for the years ended December 31, 2019, 2018 and 2017, respectively.

r.	Accounting for stock-based compensation:

The Company accounts for stock-based compensation in accordance with ASC 718, "Compensation-Stock Compensation" ("ASC 718"). ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service period in the Company's consolidated statements of income.

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

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term and long-term restricted cash, restricted cash held by trustees, trade receivables and contract assets.

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

The Company also has restricted cash held by trustees, which is invested in Colombian Pesos with major banks in Colombia. As of December 31, 2019 and 2018, restricted cash held by the trustees amounted to $0 and $4,372, respectively. The Company is entitled to receive the restricted cash held by the trustee in stages based upon operational milestones. The cash held in the Trusts is reflected in the Company's consolidated balance sheet as Restricted cash held by trustees.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-          SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Trade receivables and contract assets of the Company are mainly derived from sales to major customers located in North, South and Central America, Europe and Asia. The Company performs ongoing credit evaluations of its customers and obtains letters of credit and bank guarantees for certain receivables. An allowance for doubtful accounts is determined with respect to specific debts that the Company has determined to be doubtful of collection. As of December 31, 2019 and 2018, the Company has recorded a provision for doubtful accounts in the amounts of $2,327 and $3,202, respectively.

The Company has recorded a net expense (income) from bad debts in the amount of ($26), ($376) and $2,231 for the years ended December 31, 2019, 2018 and 2017, respectively.

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

During April and May 2008 (the "transition date"), the Company amended the contracts of most of its Israeli employees so that starting on the transition date, such employees are subject to Section 14 of the Severance Pay Law, 1963 ("Section 14") for severance pay accumulated in periods of employment subsequent to the transition date. In accordance with Section 14, upon termination, the release of the contributed amounts from the fund to the employee will relieve the Company from any further severance liability and no additional payments will be made by the Company to the employee. As a result, the related obligation and amounts deposited on behalf of such obligation are not stated on the consolidated balance sheets, as the Company is legally released from severance obligations to employees once the amounts have been deposited and the Company has no further legal ownership of the amounts deposited.

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

Severance pay expenses for the years ended December 31, 2019, 2018 and 2017, amounted to $3,162, $3,138 and $2,819, respectively.

401(k) profit sharing plans:

The Company has a number of savings plans in the United States that qualify under Section 401(k) of the current Internal Revenue Code as a "safe harbor" plan. The Company must make a mandatory contribution to the 401(k) plan to satisfy certain nondiscrimination requirements under the Internal Revenue Code. This mandatory contribution is made to all eligible employees. The contribution costs for all the plans were $526, $479 and $411 for the years ended December 31, 2019, 2018 and 2017, respectively.

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

The hierarchy is broken down into three levels based on the inputs as follows:

Level 1 -
Valuations based on quoted prices in active markets for identical assets thatthe Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

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

w.	Earnings per share:

In accordance with ASC 260, "Earnings per Share", basic earnings  per share is computed based on the weighted average number of Ordinary shares outstanding during each period. Diluted earnings per share is computed based on the weighted average number of Ordinary shares outstanding during each period, plus dilutive potential Ordinary shares considered outstanding during the period. The total weighted average number of shares related to the outstanding options excluded from the calculations of diluted earnings per share, as they would have been anti-dilutive, was 1,467,849, 573,552 and 1,627,552 for the years ended December 31, 2019, 2018 and 2017, respectively.

x.	Derivatives and hedging activities:

ASC 815, "Derivatives and Hedging" ("ASC 815"), as amended, requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income (loss). If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income (loss) until the hedged item is recognized in earnings. As a result of adopting new accounting guidance discussed in Note 2, " Recently adopted accounting pronouncements," beginning January 1, 2019, gains and losses on the derivatives instruments that are designated and qualify as a cash flow hedge are recorded in accumulated other comprehensive income (loss) and reclassified into in the same accounting period in which the designated forecasted transaction or hedged item affects earnings. Prior to January 1, 2019, cash flow hedge ineffectiveness was separately measured and reported immediately in earnings. Cash flow hedge ineffectiveness was immaterial during 2018 and 2017.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company measured the fair value of the forward contracts in accordance with ASC 820 (classified as Level 2).

The Company entered into forward and cylinder option contracts to hedge against part of the risk of changes in future cash flow from payments of payroll and related expenses denominated in New Israeli Shekels ("NIS").

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

The following tables shows the components of accumulated other comprehensive income (loss), as of December 31, 2019 and 2018:

	December 31, 2019
	Foreign currency translation adjustments	Unrealized gains (losses) on cash flow hedges	Total

Beginning balance	$(5,062)	$(318)	$(5,380)

Other comprehensive income before reclassifications	14	653	667
Amounts reclassified from accumulated other comprehensive loss	-	(335)	(335)

Net current-period other comprehensive income	14	318	332

Ending balance	$(5,048)	$-	$(5,048)

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	December 31, 2018
	Foreign currency translation adjustments	Unrealized gains (losses) on cash flow hedges	Total

Beginning balance	$(3,217)	$171	$(3,046)

Other comprehensive loss before reclassifications	(1,845)	(1,548)	(3,393)
Amounts reclassified from accumulated other comprehensive income	-	1,059	1,059

Net current-period other comprehensive loss	(1,845)	(489)	(2,334)

Ending balance	$(5,062)	$(318)	$(5,380)

z.	Recently adopted accounting pronouncements:

1.
On January 1, 2018, the Company adopted Topic 606 using the modified retrospective method for contracts which were not completed as of January 1, 2018. Under the modified retrospective method, the Company recognized the cumulative effect of initially applying the new revenue standard as an adjustment to the opening balance of accumulated deficit. This adjustment did not have a material impact on the Company’s consolidated financial statements. The Standard requires the deferral and amortization of “incremental” costs incurred to obtain a contract. The primary contract acquisition costs for the Company are sales commissions. Under Topic 605, the Company expensed sales commissions as incurred while under Topic 606 such costs are classified as a contract asset and amortized over a period that approximates the timing of revenue recognition on the underlying contracts.

The cumulative effect of the changes made to the consolidated balance sheet as of January 1, 2018 for the adoption of Topic 606-10 was as follows:

	December 31, 2017	Impact of adoption	January 1, 2018
Condensed consolidated balance sheet:

Other current assets	$19,415	$2,004	$21,419
Accrued expenses	$75,270	$483	$75,753
Accumulated deficit	$(702,959)	$1,521	$(701,438)

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

The Company adopted ASC 842 on January 1, 2019, using the modified retrospective approach, by applying the new standard to all leases existing at the date of initial application. Results and disclosure requirements for reporting periods beginning after January 1, 2019 are presented under ASC 842, while prior period amounts have not been adjusted and continue to be reported in accordance with ASC 840.

The Company leases real estate and storage areas, which are all classified as operating leases. In addition to rent payments, the leases may require the Company to pay for insurance, maintenance and other operating expenses.

The Company determines if an arrangement is a lease at inception. Lease classification is governed by five criteria in ASC 842-10-25-2. If any of these five criteria is met, the Company classifies the lease as a finance lease. Otherwise, the Company classifies the lease as an operating lease.

Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities in the consolidated balance sheets. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating and finance lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. The Company uses its incremental borrowing rate based on the information available at the commencement date to determine the present value of the lease payments. Operating lease expenses are recognized on a straight-line basis over the lease term. Several of the Company’s leases include options to extend the lease. For purposes of calculating lease liabilities, lease terms include options to extend the lease when it is reasonably certain that the Company will exercise such options. The Company’s lease agreements do not contain any material residual value guarantees.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company's ROU assets are reviewed for impairment in accordance with ASC 360, "Property, Plant and Equipment" ("ASC 360"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

The new standard also provides practical expedients for an entity’s ongoing accounting. The Company elected the short-term lease recognition exemption for all leases with a term shorter than 12 months. This means that for those leases, the Company does not recognize ROU assets or lease liabilities, including not recognizing ROU assets or lease liabilities for existing short-term leases of those assets in transition, but recognizes lease expenses over the lease term on a straight-line basis. The Company also elected the practical expedient to not separate lease and non-lease components for all of the Company’s leases.

The new lease standard does not have a notable impact on the Company’s financial covenant compliance under its credit lines.

The Company recorded upon adoption as of January 1, 2019, right-of-use leased assets and corresponding liabilities of $5,581. See Note 9 for further information on leases.

3.
The Company adopted Accounting Standards Update (“ASU”) No. 2017- 12, “Derivatives and Hedging” (Topic 815): Targeted Improvements to Accounting for Hedging Activities, which amended the eligibility criteria for hedged items and transactions to expand an entity’s ability to hedge nonfinancial and financial risk components. The new guidance eliminates the requirement to separately measure and present hedge ineffectiveness and aligns the presentation of hedge gains and losses with the underlying hedge item. The new guidance also simplifies the hedge documentation and hedge effectiveness assessment requirements. The amended presentation and disclosure requirements were adopted on a prospective basis, while any amendments to cash flow and net investment hedge relationships which existed on the date of adoption were applied on a “modified retrospective” basis, meaning a cumulative effect adjustment to the opening balance of retained earnings as of the beginning of the year of adoption. The new guidance was effective for the Company on January 1, 2019 and the adoption did not have a material impact on the Company’s consolidated financial statements..

aa.	Recently issued accounting pronouncements:

1.
In June 2016, the FASB issued Accounting Standards Update (“ASU”) No. 2016-13 (ASU 2016-13) “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2019. The Company does not expect that this new guidance will have a material impact on the Company’s consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.
In January 2017, the FASB issued Accounting Standards Update (“ASU”) No. 2017-04 (ASU 2017-04) “Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment.” ASU 2017-04 eliminates step two of the goodwill impairment test and specifies that goodwill impairment should be measured by comparing the fair value of a reporting unit with its carrying amount. Additionally, the amount of goodwill allocated to each reporting unit with a zero or negative carrying amount of net assets should be disclosed. ASU 2017-04 is effective for annual or interim goodwill impairment tests performed in fiscal years beginning after December 15, 2019. The Company does not expect that this new guidance will have a material impact on the Company’s consolidated financial statements.

3.
In December 2019, the FASB issued Accounting Standards Update (“ASU”) No. 2019-12, Income Taxes (Topic 740): “Simplifying the Accounting for Income Taxes” (ASU 2019-12), which simplifies the accounting for income taxes. This guidance will be effective for us in the first quarter of 2021 on a prospective basis, and early adoption is permitted. The Company is currently evaluating the impact of the new guidance on its consolidated financial statements.

NOTE 3:-	INVENTORIES

a.	Inventories are comprised of the following:

	December 31,
	2019	2018

Raw materials, parts and supplies	$6,638	$5,885
Work in progress and assembled raw materials	15,409	10,548
Finished products	5,156	4,676

	$27,203	$21,109

b.	Inventory write-offs amounted to $2,624, $6,354 and $3,270 for the years ended December 31, 2019, 2018 and 2017, respectively.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4:-	PROPERTY AND EQUIPMENT, NET

a.	Property and equipment, net consisted of the following:

	December 31,
	2019	2018
Cost:

Buildings and land	$91,823	$92,025
Computers, software and electronic equipment	51,745	50,390
Network equipment	27,837	40,502
Office furniture and equipment	3,665	5,317
Vehicles	240	324
Leasehold improvements	3,674	3,556

	178,984	192,114
Accumulated depreciation	96,400	107,711

Depreciated cost	$82,584	$84,403

*)
The Company recorded a reduction of $18,718, $732 and $46,051 to the cost and accumulated depreciation of fully depreciated propery plant and equipment that are no longer in use for the years ended December 31, 2019, 2018 and 2017, respectively.

b.	Depreciation expenses amounted to $10,067, $9,874 and $7,465 in the years ended December 31, 2019, 2018 and 2017, respectively.

c.
During the years ended December 31, 2019, 2018 and 2017, the Company recognized capital losses of $461, $275 and $245, respectively, with respect to disposal of abandoned assets primarily attributed to office and furniture group.

d.
The Company leases part of its buildings as offices spaces to others. The gross income generated from such leases amounted to approximately $5,770, $6,150 and $5,900 in the years ended December 31, 2019, 2018 and 2017, respectively. These amounts do not include the corresponding offsetting expenses related to this income.

e.	As for pledges and securities, see also Note 13c.

NOTE 5:-	DEFERRED REVENUE

Deferred revenue as of December 31, 2019 and 2018 was $7,972 and $8,658, respectively, and primarily relates to revenue that is recognized over time for service contracts. The changes in balance of deferred revenues are related to the satisfaction or partial satisfaction of these contracts. Approximately $6,785 of the December 31, 2018 balance was recognized as revenue during the year ended December 31, 2019.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5:-	DEFERRED REVENUE (cont.)

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

NOTE 6:-	INTANGIBLE ASSETS, NET

a.	Intangible assets, net consisted of the following:

	December 31,
	2019	2018
Original amounts:

Technology	$42,504	$42,504
Customer relationships	4,466	4,466
Marketing rights and patents	3,421	3,421

	50,391	50,391
Accumulated amortization:

Technology	42,002	41,281
Customer relationships	4,466	4,466
Marketing rights and patents	2,400	2,210

	48,868	47,957

	$1,523	$2,434

b.	Amortization expenses amounted to $911, $3,275 and $5,675 for the years ended December 31, 2019, 2018 and 2017, respectively.

c.	Estimated amortization expenses for the following years is as follows:

Year ending December 31,

2020	$441
2021	431
2022	321
2023	330

$1,523

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:-	GOODWILL

	December 31,
	2019	2018

Goodwill *)	$105,647	$105,647
Accumulated impairment losses	(62,179)	(62,179)

	$43,468	$43,468

*)	The carrying amount of the goodwill is associated with the Mobility Solutions segment.

NOTE 8:-	COMMITMENTS AND CONTINGENCIES

a.	Commitments with respect to space segment services:

The Company provides its customers with space segment capacity services, which are purchased from third parties. Future minimum payments due for space segment services to be rendered subsequent to December 31, 2019, are as follows:

Year ending December 31,

2020	$8,402
2021	2,877
2022	1,215

$12,494

Space segment services expenses during the years ended December 31, 2019, 2018 and 2017 were $9,845, $12,771 and $11,184, respectively.

b.
In 2019 and 2018, the Company's primary material purchase commitments were with inventory suppliers. The Company's material inventory purchase commitments are based on purchase orders, or on outstanding agreements with some of the Company's suppliers of inventory. As of December 31, 2019 and 2018, the Company's major outstanding inventory purchase commitments amounted to $24,939 and $18,418, respectively, all of which were orders placed or commitments made in the ordinary course of its business. As of December 31, 2019 and 2018, $12,718 and $6,939, respectively, of these orders and commitments, were from suppliers which can be considered sole or limited in number. In addition, for the year ended December 31, 2019, 2018 and 2017 the Company recorded a loss for firm non-cancelable and unconditional purchase commitments with contract manufacturers for quantities in excess of the Company's future demands forecast consistent with its valuation of excess and obsolete inventory in the amount of $1,016, $1,448 and $0, respectively.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:-	COMMITMENTS AND CONTINGENCIES (Cont.)

c.	Royalty commitments:

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

As of December 31, 2019, the Company had a contingent liability to pay royalties in the amount of approximately $1,428.

The Company paid royalties in the amount of $68 and $20 during the years ended December 31, 2019 and 2018, respectively. The Company did not pay or accrue any amounts for such royalties during the year ended December 31, 2017.

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

As of December 31, 2019, the Company had a contingent liability to pay royalties in the amount of approximately $303.

The Company did not pay or accrue any amounts for such royalties during the years ended December 31, 2019, 2018 and 2017.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:-	COMMITMENTS AND CONTINGENCIES (Cont.)

d.	Litigation:

1.
In 2003, the Brazilian tax authority filed a claim against the Company's inactive subsidiary in Brazil, SPC International Ltda, for the payment of taxes allegedly due from the subsidiary. After numerous hearings and appeals at various appellate levels in Brazil, the Supreme Court ruled against the subsidiary in final non-appealable decisions published in June 2017. As of December 31, 2019, the total amount of this claim, including interest, penalties and legal fees is approximately $8,742, of which approximately $1,002 is the principal. The Brazilian tax authorities initiated foreclosure proceedings against the subsidiary and certain of its former managers. Pursuant to the court’s decision, published in March 2016, the foreclosure proceedings against the former managers were cancelled. The tax authorities appealed such decision which appeal was rejected in July 2017. This court ruling is final and is not appealable. Based on Brazilian external counsel’s opinion, the Company believes that the subsidiary has solid arguments to sustain its position that further collection proceedings and inclusion of any additional co-obligors in the tax foreclosure certificate are barred due to statute of limitation and that the foreclosure procedures cannot legally be redirected to other group entities and managers who were not cited in the foreclosure certificate due to statute of limitation. Accordingly, the Company believes that the chances that such redirection will lead to a loss recognition are remote.

2.
In 2014, the Company's Peruvian subsidiary, Gilat To Home Peru ("GTH Peru"), initiated arbitration proceedings in Lima against the Ministry of Transport and Communications of Peru ("MTC"), and PRONATEL. The arbitration was related to the PRONATEL projects awarded to the Company in 2000-2001. Under these projects, GTH Peru provided fixed public telephony services in rural areas of Peru. The subsidiary’s main claim was related to damages caused by the promotion of mobile telephony in such areas by the Peruvian government in the years 2011-2015. In June 2018, the arbitration tribunal issued an arbitration award ordering MTC and PRONATEL to pay the subsidiary approximately $13,500. MTC  applied to the Superior Court in Lima to declare such award null and void. In July 2019, the Superior Court  rejected the annulment action. MTC filed a protective constitutional action against such ruling. In September 2019, the 11th  Constitutional Court in Lima rejected MTC’s action declaring it inadmissible. In October 2019, MTC submitted an appeal against this resolution. In parallel, in July 2019, the Company initiated proceedings at the 17th Civil Chamber specialized in Commercial Matters of the Superior Court of Justice of Lima  for enforcement of the arbitration award. Based on the advice of counsel, such proceedings are expected to continue for 5 years or more. In August 2019 the said Court rejected MTC's objection to the enforcement process, and hence, the enforcement process continues. In October 2019, the Company’s subsidiary initiated  additional arbitration proceedings against MTC and PRONATEL based on similar grounds for the years 2015-2019.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:-	COMMITMENTS AND CONTINGENCIES (Cont.)

3.
In October 2017, the Temporary Union UGC-FUSA, a former subcontractor that was hired in connection with the Kioskos Project in Colombia, initiated an arbitration proceeding against the Company's local subsidiary for breach of contract. The amount of the claim is approximately $6,300. In July 2018, the subsidiary filed its response and a counterclaim against UGC-Fusa and its insurer, Seguros del Estado. In June 2019, the arbitration was concluded by means of a settlement agreement under which the Company's subsidiary paid UGC-FUSA an amount of $400. The Company had an accrual which it reversed and as a consequence recognized $3,260 as reduction of costs in cost of revenues.

4.
In 2018, the subsidiary in Peru, won a government bid for two additional regional projects in Amazonas and Ica regions in Peru for PRONATEL with a value of approximately $154,000. GMC Engineering Solutions and SATEL Comunicaciones y Datos, two of the three entities comprising the losing bidder consortium, applied to the superior court in Lima to cancel the bid and obtained a preliminary injunction against the award. Although the lawsuit did not name the Company’s subsidiary as a defendant,  the subsidiary was served as an interested third party in the process and filed its objection and defenses. Currently, following PRONATEL’s request, the Company's subsidiary continues performing these projects. Based on the advice of its legal counsel, the Comapny believes that the  chances of success of the proceedings seeking to cancel the bid are remote.

5.
In addition, the Company is in the midst of different stages of audits and disputes with various tax authorities in different parts of the world. Further, the Company is the defendant in various other lawsuits, including employment-related litigation claims and may be subject to other legal proceedings in the normal course of its business. While the Company intends to defend the aforementioned matters vigorously, it believes that a loss in excess of its accrued liability with respect to these claims is not probable.

e.	Pledges and securities, see Note 13c.

f.	Guarantees:

The Company guarantees its performance to certain customers through bank guarantees, surety bonds from insurance companies and corporate guarantees. Guarantees are often required for the Company's performance during the installation and operational periods. The guarantees typically expire when certain operational milestones are met.

As of December 31, 2019, the aggregate amount of bank guarantees and surety bonds from insurance companies outstanding in order to secure the Company's various obligations was $106,037, including an aggregate of $102,687 on behalf of its subsidiaries in Peru. In order to secure these guarantees the Company provided a floating charge on its assets as well as other pledges, including a fixed pledge, on certain assets and property. In addition, the Company has $27,191 of restricted cash to secure these guarantees.

In accordance with ASC 460, "Guarantees" ("ASC 460"), as the guarantees above are performance guarantees for the Company's own performance, such guarantees are excluded from the scope of ASC 460. The Company has not recorded any liability for such amounts, since the Company expects that its performance will be acceptable. To date, no guarantees have ever been exercised against the Company.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:-	LEASES

The Company's subsidiaries entered into various non-cancelable operating lease agreements for certain of their offices and facilities, expiring between 2020 and 2027. Components of operating lease expense were as follows:

Year ended December 31, 2019

Operating lease cost*	$2,196
Short- term lease cost	272
Total lease costs	$2,468

*) Operating lease cost were paid in cash during the year ended December 31,2019

Supplemental information related to operating leases was as follows:

Year ended December 31, 2019

New operating lease assets obtained in exchange for operating lease liabilities	$1,469

As of December 31, 2019, our operating leases had a weighted average remaining lease term of  3 years and a weighted average discount rate of 4.5%.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:-	LEASES (Cont.)

     Future lease payments under operating leases as of December 31, 2019 were as follows:

2020	$2,019
2021	1,775
2022	1,269
2023	517
Thereafter	16
Total future lease payements	5,596
Less imputed interest	(361)
Total lease liability balance	$5,235

As of December 31, 2019, we have entered into a new lease that has not yet commenced with future lease payments of $3,874, excluding extension options, that is not yet recorded on our consolidated balance sheets. This lease will come into effect in 2020 with a non-cancelable lease term of 5 years.

Total lease costs during the year ended December 31, 2018 were $2,578.

NOTE 10:-	DERIVATIVE INSTRUMENTS

The following table details the fair value of derivative instruments in the consolidated balance sheets:

		Fair value of derivative instruments
		December 31,
		2019	2018
Derivative:

Foreign exchange forward contracts / options (1)	Other current assets (liabilities)	-	$(318)

(1)
To protect against changes in value of forecasted foreign currency cash flows resulting from salaries and related payments that are denominated in NIS, the Company has entered into foreign currency forward contracts. These contracts were designated as cash flow hedges, as defined by ASC 815, as amended, and are considered highly effective as hedges of these expenses. As of December 31, 2019 there were no outstanding forward contracts.

During the years ended December 31, 2019, 2018 and 2017, the Company recognized net income related to the effective portion of its hedging instruments. The effective portion of the hedged instruments has been included as an offset (addition) of payroll expenses and other operating expenses in the consolidated statement of income amounted to $(335), $(1,056) and $1,114 in the years ended December 31, 2019, 2018 and 2017, respectively.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	DERIVATIVE INSTRUMENTS (cont.)

The ineffective portion of the hedged instrument which was recorded during the years ended December 31, 2019, 2018 and 2017, was immaterial and has been recorded as financial income (expenses). As of December 31, 2019 the Company had no outstanding forward contracts. As of December 31, 2018, the Company had outstanding forward contracts in the notional amount of $27,153.

NOTE 11:-	SHAREHOLDERS' EQUITY

a.	Share capital:

Ordinary shares confer upon their holders voting rights, the right to receive cash dividends and the right to share in excess assets upon liquidation of the Company.

b.	Stock option plans:

Description of plans:

In October 2008, the compensation stock option committee of the Company's Board of Directors approved the adoption of the 2008 Stock Incentive Plan (the "2008 Plan") with 1,000,000 shares or stock options available for grant and a sub-plan to enable qualified optionees certain tax benefits under the Israeli Income Tax Ordinance. Among the incentives that may be adopted are stock options, performance share awards, performance share unit awards, restricted shares, RSUs awards and other stock-based awards. During the years commencing in 2010 and through December 31, 2019, the Company's Board of Directors approved, in the aggregate, an increase of 6,015,500 shares to the number of shares available for grant under the 2008 Plan, bringing the total number of shares available for grant to 7,015,500. As of December 31, 2019, an aggregate of 77,888 shares are still available for future grants under the 2008 Plan.

Options granted under the 2008 Plan vest quarterly over two to four years or 50% at the second anniversary and 25% at the third and fourth anniversary. The options expire after six, seven or ten years from the date of grant. Any options, which are forfeited or canceled before expiration of the 2008 Plan, become available for future grants.

All options granted by the Company on or before March 23, 2017 that are unvested and remain outstanding shall become fully vested upon change of control. In addition, options granted to several management members after such date that are unvested and remain outstanding shall also become fully vested upon change of Control.

In February 2019, the 2008 Plan was amended to include a dividend adjustment, whereby  unless otherwise is resolved by the Board of Directors, the exercise price of each outstanding share option (whether vested or not) (as such term is defined in the 2008 Plan), shall be reduced by an amount equal to the cash dividend per share distributed on the applicable distribution date. The amendment applied to the dividend distributed by the Company’s Board of Directors in April 2019, as described below. In addition, the amendment stipulates that the administrating committee may apply a “net exercise” payment method, whereby a certain number of ordinary shares to which a participant is entitled, may be withheld according to the formula set forth in the amendment.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	SHAREHOLDERS' EQUITY (Cont.)

Valuation assumptions:

The Company selected the Black-Scholes-Merton option-pricing model as the most appropriate fair value method for its stock options awards. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements. The expected term of options granted is based upon historical experience and represents the period of time that options granted are expected to be outstanding. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends. In April 2019 the Company distributed a cash dividend in the amount of $24,864 or $0.45 per share for which a protective adjustment was applied to the outstanding equity awards. This was the first time the Company paid dividend. However, the Company has not adopted a general policy regarding the distribution of dividends and makes no statements as to the distribution of dividends in the foreseeable future.

Options granted to employees:

The fair value of the Company's stock options granted to employees for the years ended December 31, 2019, 2018 and 2017 was estimated using the following weighted average assumptions:

	Year ended December 31,
	2019	2018	2017

Risk free interest	1.35%-2.51%	2.48%-2.82%	1.66%-2.00%
Dividend yields	0%	0%	0%
Volatility	33.35%-34.32%	33%	33%
Expected term (in years)	4.22-4.26	4.3-4.39	4.52

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	SHAREHOLDERS' EQUITY (Cont.)

A summary of employee option balances under the 2008 Plan as of December 31, 2019 and changes during the year then ended are as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value (in thousands)

Outstanding at January 1, 2019	2,883,410	$5.6	3.7	$9,087

Granted	1,112,500	$9.3
Exercised	(676,930)	$5.1
Forfeited	(150,000)	$7.3

Outstanding at December 31, 2019	3,168,980	$6.9	3.8	$4,795

Exercisable at December 31, 2019	1,094,772	$4.6	2.3	$3,590

The weighted-average grant-date fair value of options granted to employees during the year ended December 31, 2019 was $2.6. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing stock price on the last trading day of the year 2019 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2019. These amounts change based on the fair market value of the Company's stock. Total intrinsic value of options exercised for the year ended December 31, 2019 was $2,350.

The Company accounted for changes in award terms as a modification in accordance with ASC 718. A modification to the terms of an award should be treated as an exchange of the original award for a new award with total compensation cost equal to the grant-date fair value of the original award plus the incremental value measured at the same date. Under ASC 718, the calculation of the incremental value is based on the excess of the fair value of the new (modified) award based on current circumstances over the fair value of the original award measured immediately before its terms are modified based on current circumstances. The total incremental effect in connection with the modification described above amounted to $970 out of which $803 was recorded during the year ended December 31, 2019.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	SHAREHOLDERS' EQUITY (Cont.)

The outstanding and exercisable options granted to employees under the 2008 Plan as of December 31, 2019, have been separated into ranges of exercise price as follows:

	Options	Weighted		Options	Weighted
	outstanding	average	Weighted	exercisable	average exercise
Ranges of	as of	remaining	average	as of	price of
exercise	December 31,	contractual	exercise	December 31,	exercisable
price	2019	life (years)	price	2019	options

$3.32-4.95	1,067,184	2.2	$4.5	925,726	4.5
$5.05-7.41	831,796	3.8	$6.5	169,046	5.4
$7.73-9.51	1,270,000	5.2	$9.2	-

	3,168,980	3.8	$6.9	1,094,772	4.6

Additional stock-based compensation data:

As of December 31, 2019, there was $3,677 of unrecognized compensation costs related to non-vested stock-based compensation arrangements granted to employees under the 2008 Plan. The cost related to employees is expected to be recognized over a weighted-average period of 3 years.

c.	Dividends:

1.
In the event that cash dividends are declared by the Company, such dividends will be declared and paid in Israeli currency. Under current Israeli regulations, any cash dividend paid in Israeli currency in respect of ordinary shares purchased by non-residents of Israel with non-Israeli currency, may be freely repatriated in such non-Israeli currency, at the exchange rate prevailing at the time of repatriation.

2.
In April 2019 the Company distributed a cash dividend for the first time, in the amount of $24,864 or $0.45 per share. However, the Company has not adopted a general policy regarding the distribution of dividends and makes no statements as to the distribution of dividends in the foreseeable future.

3.
Pursuant to the terms of a loan from a bank (see also Note 13c), the Company is restricted from paying cash dividends to its shareholders without initial approval from the bank; which was received for the April 2019 dividend.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	TAXES ON INCOME

a.	Israeli taxation:

1.	Corporate tax rates:

Generally, income of Israeli companies is subject to corporate tax. The corporate tax rate in Israel is 23% in 2019 and 2018, compared with 24% in 2017.

2.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the "Law"):

The Company has been granted an "Approved Enterprise" status, under the Law, for nine investment programs in the alternative program, by the Israeli Government.

Certain production facilities of the Company have been granted 'Benefitted Enterprise' status under the provision of the Law.

The Company was eligible under the terms of minimum qualifying investment elected 2011 as the Year of Election as defined in the law.

Income derived from Benefitted Enterprise is tax exempt for a period of two years out of the period of benefits. Based on the percentage of foreign shareholding in the Company, income derived during the remaining years of benefits is taxable at the rate of 10%-25%.

The period of benefits of the Benefitted Enterprises under the 2011 election will expire in 2023. As of December 31, 2019, the Company did not generate income from the Benefitted Enterprises.

In the event of distribution of dividends from the above mentioned tax exempt income, the amount distributed would be taxed at a corporate tax rate of 10% to 25%, depending on the level of foreign investment in the Company.

Income from sources other than a "Benefitted Enterprise" during the benefit period is subject to tax at the regular corporate tax rate (24% in 2017 and 23% in 2018 and 2019).

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

Amendment from December 2016 prescribes special tax tracks for technological enterprises. The new tax tracks under the Amendment are as follows:

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

Non-Israeli subsidiaries are taxed according to the tax laws in their respective domiciles of residence. The Company has not made any provisions relating to undistributed earnings of the Company's foreign subsidiaries since the Company has no current plans to distribute such earnings. If earnings are distributed to Israel in the form of dividends or otherwise, the Company may be subject to additional Israeli income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes. As of December 31, 2019, the amount of undistributed earnings of non-Israeli subsidiaries, which is considered indefinitely reinvested, was $3,229 with a corresponding unrecognized deferred tax liability of $437.

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

c.	Carryforward tax losses and credits:

As of December 31, 2019, the Company had operating loss carry forwards for Israeli income tax purposes of approximately $89,736 which may be offset indefinitely against future taxable income.

As of December 31, 2019, the Company's U.S. subsidiary had approximately $10,614 of carryforward tax losses for state tax purposes. The U.S subsidiary had R&D credits carryforwards for federal tax purposes of approximately $3,200 and for state tax purposes of approximately $2,600.

The Company has carryforward tax losses relating to other subsidiaries in Europe and Latin America of approximately $44,870 (which can be utilized within 9 years) and $33,620 ($24,611 can be utilized within 4 years and $9,009 can be utilized indefinitely), as of December 31, 2019, respectively.

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

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

		December 31,
		2019	2018
1.	Provided in respect of the following:

	Carryforward tax losses and credits *)	$39,719	$41,561
	Property, equipment and intangibles	1,466	904
	Deferred revenues	1,237	823
	Research and development costs	269	804
	Other temporary differences	5,775	7,202

	Gross deferred tax assets	48,466	51,294

	Valuation allowance	(26,693)	(40,943)

	Net deferred tax assets	21,773	10,351

	Gross deferred tax liabilities
	Property, equipment and intangibles	(3,343)	(3,208)
	Subsidy income	-	(3,574)
	Other temporary differences	-	(22)

	Gross deferred tax liabilities	(3,343)	(6,804)

	Net deferred tax assets	$18,430	$3,547

*)	The amounts are shown after reduction for unrecognized tax benefits of $2,855 and $1,989 as of December 31, 2019 and 2018, respectively.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	TAXES ON INCOME (Cont.)

		December 31,
		2019	2018
2.	Deferred taxes are included in the consolidated balance sheets, as follows:

	Long term assets	$18,455	$4,127
	Long term liabilities	$(25)	$(580)

3.
The Peruvian government awarded the Company's subsidiary in Peru ("the Subsidiary") the Regional PRONATEL Projects under six separate bids for the construction of fiber and wireless networks, operation of the networks for a defined period and their transfer to the government. The income derived from the construction of the project is an exempt subsidy, and therefore a significant uncertainty arises about the Subsidiary's eligibility to deduct certain construction costs incurred in generating the exempt income against future taxable income. Accordingly, as of December 31, 2019 and 2018, the Company did not record deferred income taxes to reflect the total net tax effects of the potential temporary differences.

4.
As of December 31, 2019, the Company decreased the valuation allowance by $14,250, resulting mainly from changes in temporary differences relating to carryforward tax losses. The Company provided valuation allowance for a portion of the deferred tax regarding the carryforwards losses and other temporary differences that management believes are not expected to be realized in the foreseeable future.

During the year ended December 31, 2019, the Company released valuation allowance against the deferred tax assets primarily related to carryforward tax losses in Israel.

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

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	TAXES ON INCOME (Cont.)

e.	Reconciling items between the statutory tax rate of the Company and the actual taxes on income (tax benefit):

	Year ended December 31,
	2019	2018	2017

Income before taxes on income from continuing operations, as reported in the consolidated statements of income	$22,955	$16,986	$6,554

Statutory tax rate	23.0%	23.0%	24.0%

Theoretical taxes on income	5,279	$3,907	$1,573
Currency differences	(1,908)	3,089	(3,225)
Tax adjustment in respect of different tax rates and "Benefitted Enterprise" status	241	345	2,849
Changes in valuation allowance	(14,250)	(3,939)	(3,343)
Loss from liquidation of subsidiaries *)	-	(8,930)	-
Expiration of carryforward tax losses	923	-	622
Exempt subsidy loss (income)	(3,813)	394	(2,646)
U.S. Tax Cuts and Jobs Acts effect	-	56	2,138
Nondeductible expenses and other differences	(55)	3,655	1,785

	$(13,583)	$(1,423)	$(247)

*)
In 2018 the Company’s Dutch subsidiary liquidated some of its subsidiaries and consequently recognized losses for tax purposes. These losses can be offset from taxable income in future periods under the tax regulations in the Netherlands. The Company does not expect these losses to be realized in the foreseeable future and respectively provided a full valuation allowance.

f.	Taxes on income (tax benefit) included in the consolidated statements of income:

	Year ended December 31,
	2019	2018	2017

Current	$1,300	$2,249	$(436)
Deferred	(14,883)	(3,672)	189

	$(13,583)	$(1,423)	$(247)

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	TAXES ON INCOME (Cont.)

	Year ended December 31,
	2019	2018	2017

Domestic	$(14,472)	$610	$768
Foreign	889	(2,033)	(1,015)

	$(13,583)	$(1,423)	$(247)

g.	Income before taxes on income (tax benefit) from operations:

	Year ended December 31,
	2019	2018	2017

Domestic	$12,851	$6,596	$1,289
Foreign	10,104	10,390	5,265

	$22,955	$16,986	$6,554

h.	Unrecognized tax benefits:

A reconciliation of the beginning and ending gross amount of unrecognized tax benefits is as follows:

	December 31,
	2019	2018

Balance at beginning of year	$2,234	$129
Additions for prior years' tax position	(19)	1,809
Additions for current years' tax position	975	296

Balance at the end of year *)	$3,190	$2,234

*)
The amounts for the years ended December 31, 2019 and 2018 includes $2,855 and $1,989, respectively, of unrecognized tax benefits which are presented as a reduction from deferred tax assets, see Note 12d.

The unrecognized tax benefits include accrued penalties and interest of $295 and $193 as of December 31, 2019 and 2018, respectively. During the years ended December 31, 2019 and 2018, the Company recorded an expense of $102 accrued on the unrecognized tax benefits and $86, respectively.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	TAXES ON INCOME (Cont.)

The Company and its subsidiaries file income tax returns in Israel and in other jurisdictions of its subsidiaries. The Company's tax assessments through 2014 are considered final. As of December 31, 2019, the tax returns of the Company and its main subsidiaries are still subject to audits by the tax authorities for the tax years 2014 through 2018.

NOTE 13:-	SUPPLEMENTARY CONSOLIDATED BALANCE SHEET INFORMATION

a.	Other current assets:

	December 31,
	2019	2018

Governmental authorities	$8,388	$6,264
Prepaid expenses	6,060	6,612
Deferred charges	2,868	9,446
Advance payments to suppliers	3,912	2,651
Other	1,779	1,049

	$23,007	$26,022

b.	Other current liabilities:

Payroll and related employee accruals	$11,500	$13,229
Derivative instruments	-	320
Governmental authorities	651	506
Other	110	533

	$12,261	$14,588

 c.        Long-term loans:

		Interest rate for			December 31,
	Linkage	2019	2018	Maturity	2019	2018
		%

Loans from banks:
(a)	U.S. dollars	4.77	4.77	2021	$8,000	$12,000
(b)	Euro	EURIBOR +2.75	EURIBOR +2.75	2020	96	556

					8,096	12,556
Less - current maturities					4,096	4,458

					$4,000	$8,098

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-	SUPPLEMENTARY CONSOLIDATED BALANCE SHEET INFORMATION (Cont.)

(a)
The Company entered into a loan agreement with an Israeli bank secured by a floating charge on the assets of the Company, and which is further secured by a fixed pledge (mortgage) on the Company's real estate in Israel. In addition, there are financial covenants associated with the loan. As of December 31, 2019 the Company is in compliance with these covenants.

(b)	A Dutch subsidiary of the Company entered into a mortgage and loan agreement with a German bank. The amount of the mortgage is collateralized by the subsidiary's facilities in Germany.

Long-term debt maturities for loans after December 31, 2019, are as follows:

Year ending December 31,

2021	4,000

$4,000

Interest expenses on the long-term loans amounted to $395, $614 and $822 for the years ended December 31, 2019, 2018 and 2017, respectively.

d.	Other long-term liabilities:

	December 31,
	2019	2018

Long-term deferred taxes	$25	$580
Other	83	-

	$108	$580

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	SELECTED CONSOLIDATED STATEMENTS OF INCOME (LOSS) DATA

 a.        Financial expenses, net:

	Year ended December 31,
	2019	2018	2017
Income:

Interest on cash equivalents, bank deposits and restricted cash	$1,472	$981	$447
Other	18	29	355

	1,490	1,010	802
Expenses:

Interest with respect to bank credit, loans and other	395	614	844
Exchange rate differences, net	103	1,074	226
Bank charges including guarantees	3,552	3,560	3,857
Other	57	60	182

	4,107	5,308	5,109

Total financial expenses, net	$2,617	$4,298	$4,307

  b.        Earnings per share:

The following table sets forth the computation of basic and diluted net earnings per share:

1.	Numerator:

	Year ended December 31,
	2019	2018	2017
Numerator for basic and diluted earnings per share -

Net income available to holders of Ordinary shares	$36,538	$18,409	$6,801

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-	SELECTED CONSOLIDATED STATEMENTS OF INCOME (LOSS) DATA (Cont.)

2.	Denominator (number of shares in thousands):

	Year ended December 31,
	2019	2018	2017
Denominator for basic net loss per share -

Weighted average number of shares	55,369	54,927	54,681
Add-employee stock options	662	826	171

Denominator for diluted net earnings per share - adjusted weighted average shares assuming exercise of options	56,031	55,753	54,852

NOTE 15:-	CUSTOMERS, GEOGRAPHIC AND SEGMENT INFORMATION

The Company applies ASC 280, "Segment Reporting" ("ASC 280"). Operating segments are defined as components of an enterprise for which separate financial information is available and is evaluated regularly by the chief operating decision maker. Segments are managed separately as follows:

Fixed Networks provides advanced fixed broadband satellite communication networks, satellite communication systems and associated professional services and comprehensive turnkey solutions and fully managed satellite network services solutions. The Company’s customers are service providers, satellite operators, mobile network operators, or MNOs, telecommunication companies and large enterprises, consumers and governments worldwide. In addition, it includes the Company’s network operation in Peru.

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

Terrestrial Infrastructure Projects includes the Company's construction of fiber and microwave network in Peru.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15:-	CUSTOMERS, GEOGRAPHIC AND SEGMENT INFORMATION (Cont.)

a.	Information on the reportable segments:

1.	The measurement of the reportable operating segments is based on the same accounting principles applied in these financial statements which includes certain corporate overhead allocations.

2.	The above changes in the Company's reportable segments had no effect on the goodwill assignment among the divisions.

3.	Financial data relating to reportable operating segments:

	Year ended December 31, 2019
	Fixed Networks	Mobility Solutions	Terrestrial Infrastructure Projects	Total

Revenues	$127,265	$104,665	$31,562	$263,492
Cost of revenues	80,038	53,263	34,314	167,615

Gross profit (loss)	47,227	51,402	(2,752)	95,877

Research and development, net	10,919	19,265	-	30,184
Selling and marketing	14,955	6,485	48	21,488
General and administrative	11,363	5,948	1,322	18,633

Operating income (loss)	9,990	19,704	(4,122)	25,572
Financial expenses, net				2,617

Income before taxes				22,955
Taxes on income (benefit)				(13,583)

Net income				$36,538

Depreciation and amortization expenses	$7,032	$3,871	$75	$10,978

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15:-	CUSTOMERS, GEOGRAPHIC AND SEGMENT INFORMATION (Cont.)

	Year ended December 31, 2018
	Fixed Networks	Mobility Solutions	Terrestrial Infrastructure Projects	Total

Revenues	$144,208	$97,180	$25,003	$266,391
Cost of revenues	93,745	47,995	30,614	172,354

Gross profit (loss)	50,463	49,185	(5,611)	94,037

Research and development, net	11,764	21,259	-	33,023
Selling and marketing	16,106	6,421	179	22,706
General and administrative	11,302	4,436	1,286	17,024

Operating income (loss)	11,291	17,069	(7,076)	21,284
Financial expenses, net				4,298

Income before taxes				16,986
Taxes on income (benefit)				(1,423)

Net income				$18,409

Depreciation and amortization expenses	$6,811	$6,128	$210	$13,149

	Year ended December 31, 2017
	Fixed Networks	Mobility Solutions	Terrestrial Infrastructure Projects	Total

Revenues	$116,105	$88,397	$78,254	$282,756
Cost of revenues	81,920	46,493	71,848	200,261

Gross profit	34,185	41,904	6,406	82,495

Research and development, net	12,172	15,842	-	28,014
Selling and marketing	17,782	5,782	195	23,759
General and administrative	10,987	6,326	2,548	19,861

Operating income (loss)	(6,756)	13,954	3,663	10,861
Financial expenses, net				4,307

Income before taxes				6,554
Taxes on income (benefit)				(247)

Net income				$6,801

Depreciation and amortization expenses	$5,046	$7,902	$192	$13,140

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15:-	CUSTOMERS, GEOGRAPHIC AND SEGMENT INFORMATION (Cont.)

b.	Geographic information:

Following is a summary of revenues by geographic areas. Revenues attributed to geographic areas, based on the location of the end customers and in accordance with ASC 280, are as follows:

	Year ended December 31,
	2019	2018	2017

Latin America	$81,622	$94,707	$132,134
Asia Pacific	44,181	39,381	34,586
North America	107,520	97,122	73,921
Europe, the Middle East and Africa	30,169	35,181	42,115

	$263,492	$266,391	$282,756

c.	The Company's long-lived assets (property and equipment, net) are located as follows:

	December 31,
	2019	2018

Israel	$62,531	$64,018
Latin America	3,828	4,564
United States	6,159	5,620
Europe	9,025	9,117
Other	1,041	1,084

	$82,584	$84,403

d.	The table below represents the revenues from major customers:

	Year ended December 31,
	2019	2018	2017

Customer A	16%	10%	28%
Customer B	12%	15%	*	)
Customer C	11%	* )	*	)
Customer D	* )	13%	*	)

*)          Less than 10%

Customer A is located in Peru, Customers B and C are located in North America and Customer D is located in Colombia.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16:-	RELATED PARTY BALANCES AND TRANSACTIONS

a.
The Company entered into a number of agreements for the purchase of infrastructure, construction and services from C. Mer Industries Ltd. ("C. Mer"), a publicly traded company in Israel (TASE). The Company's controlling shareholder, FIMI Opportunity Funds ("FIMI"), holds approximately 36.6% of C. Mer's share capital.

b.
In December 2015 the Company entered into a memorandum of understanding with Orbit Communication Systems, ("Orbit"), a publicly traded company in Israel (TASE), for development and manufacture of antenna for an aggregate amount of approximately $1,750. The memorandum specifies prices per additional product units ordered in the future by the Company. In August 2017, FIMI acquired approximately 33.4% of Orbit's share capital and representatives of FIMI serve on Orbit's board of directors. Transactions with Orbit are presented for the period starting August 2017. As of December 31, 2019, FIMI holds approximately 41.8% of Orbit share capital.

c.	Transactions with the related parties:

	Year ended December 31,
	2019	2018	2017

Cost of revenues of products	$2,048	$764	$3,770

Research and development	-	$346	$61

Purchase of property and equipment and inventory	-	$101	$100

d.	Balances with the related parties:

	December 31,
	2019	2018

Advance payments	$344	$144

Trade payables	$109	$125

Accrued expenses	$1,761	$1,797

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 17:-    SUBSEQUENT EVENT

1.
On January 29, 2020, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Comtech Telecommunications Corp., a Delaware corporation (“Comtech”), and Convoy Ltd., a company organized under the laws of the State of Israel and a wholly-owned subsidiary of Comtech (“Merger Sub”), pursuant to which, among other things, Comtech will acquire Gilat by way of the merger of Merger Sub with and into Gilat (the “Merger”), with Gilat surviving the Merger as a wholly-owned subsidiary of Comtech.  The Merger is structured as a statutory merger pursuant to Sections 314-327 of the Companies Law, 5759-1999, of the State of Israel. Pursuant to the terms and subject to the conditions of the Merger Agreement each ordinary share, nominal value NIS 0.20, of Gilat (the “Gilat Shares”), issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) will be cancelled and extinguished and automatically converted into the right to receive (the “Merger Consideration”) of  a combination of (A) $7.18 in cash, without interest, plus (B) 0.08425 of a validly issued, fully paid and nonassessable share of the common stock of Comtech, par value $0.10 per share (the “Comtech Common Stock”), with cash payable in lieu of fractional shares of Comtech Common Stock, implying a total consideration of approximately $10.25 per Gilat Share on the date we entered into the Merger Agreement. In addition,  during the year ended December 31, 2019 the Company had expenses related to the Merger which amounted to $118 and were recorded as part of its G&A expenses.

The Boards of Directors of Comtech and Gilat have unanimously approved the Merger and the Merger Agreement. The Merger is subject to customary closing conditions of transactions between public United States and Israeli companies. The consummation of the Merger is not subject to any financing condition.

Various legal proceedings have been initiated by purported shareholder plaintiffs against the Company and its directors and against Comtech and its principal executive officer with respect  to the Merger and the disclosure contained in the proxy statement/registration statement on Form S-4 that was filed with the SEC on March 2, 2020 seeking approval of the merger and certain other matters and registering the shares of Comtech Common Stock to be issued in connection with the Merger. The results of any such potential legal proceedings are difficult to predict and could delay or prevent the Merger from becoming effective in a timely manner.

The Merger is expected to be completed in the second or third quarters of 2020.

2.
The ongoing Coronavirus pandemic that first surfaced in China and is spreading throughout the world has had an adverse effect on the Company's industry and the markets in which its operates. The Coronavirus outbreak has significantly impacted the travel and aviation markets in which the Company’s significant IFC customers operate and has resulted in a slowdown of the Company's business with some of these customers. The Company has experienced postponed orders and suspended decision making in other markets that are likely to be negatively affected by the Coronavirus. As a result, during the first quarter of 2020, the Company has experienced a significant reduction in business and expects to record a loss for the quarter. Further, the guidance of social distancing and the requirements to work from home in key territories such as Israel, Peru, China, California, Colombia, Australia, Bulgaria and other countries, in addition to greatly reduced travel globally, has resulted in a substantial curtailment of business activities, which has affected and is likely to continue to affect the Company's ability to conduct fieldwork as well as deliver products and services. While the majority of the Company's products are manufactured outside of China, certain components and materials are manufactured or procured in China and the Company also has other operations in Asia. The Company is unable at this time to estimate the extent of the effect of the Coronavirus on its business.  In order to mitigate the impact of the decline in business, the Company adopted a plan to reduce expenses, including a reduction in its headcount as well as other cost savings measures. This public health threat is likely to continue to adversely impact the Company by its negative impact on the Company's ability to generate revenues due to reduced end-market demand from governments, enterprises and consumers, leading to order delays and cancellations. In addition, certain of the Company's sales and support teams are unable to travel or meet with customers and the threat has caused operating, manufacturing, supply chain and project development delays and disruptions, labor shortages, travel and shipping disruption and shutdowns (including as a result of government regulation and prevention measures).

Given the potential impact on the Company's businesses as a result of the outbreak, the values or the recoverable amounts of certain assets subsequent to the reporting date may be less than their carrying amounts as of December 31, 2019. The potential decline in value is determined to be a non-adjusting event as management concluded that the cause of the shut down in the series of events that led to the disruptions in operations is not the outbreak itself, but rather the measures taken by the government after the reporting date. Because the outbreak may also result in uncertainties in relation to the assumptions and estimations associated with the measurement of various assets and liabilities in the financial statements that the Company may not have previously recognized or disclosed, the occurrence of the outbreak has certainly added additional risks that the carrying amounts of assets and liabilities may require certain adjustments within the next financial year which financial effect cannot be reasonably estimated at this stage.