Form 20-F
period 2020-12-31
GILAT SATELLITE NETWORKS LTD
filed 2021-03-08
CIK 897322

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

or

☐TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________

or

☐SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ___________

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

Tel: +972 3 929 3020

Fax: +972 3 925 2945

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Ordinary Shares, NIS 0.20 nominal value	GILT	NASDAQ Global Select Market

Securities registered or to be registered pursuant of Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock at the close of the period covered by the annual report:

55,559,638 Ordinary Shares, NIS 0.20 nominal value per share

(as of December 31, 2020)

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

Yes ☒      No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated file, a non-accelerated filer, or an emerging growth company. See the definitions of “accelerated filer,” “large accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act (Check one): ☒

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

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

INTRODUCTION

We are a leading global provider of satellite-based broadband communications. We design and manufacture ground-based satellite communications equipment and provide comprehensive solutions and end-to-end services powered by our innovative technology. Our portfolio includes a cloud-based satellite network platform, Very Small Aperture Terminals, or VSATs, amplifiers, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid State Power Amplifiers, or SSPAs, Block Upconverters, or BUCs and Transceivers. Our comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, or IFC, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. We have a large installed base, having sold over 1.6 million satellite terminals spanning approximately 100 countries and currently have over 500 active networks.

We provide managed network and services through terrestrial and satellite networks in addition to developing and marketing ground-based satellite communications equipment. We have proven experience in delivering complex projects and services worldwide. We offer complete turnkey integrated solutions, including:

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

We have 20 sales and support offices worldwide, three Network Operation Centers, or NOCs, and five R&D centers. Our products are sold to communication service providers and operators that use satellite communications to serve enterprise, government and residential users, mobile network operators and system integrators that use our technology. Our solutions and services are also sold to defense and homeland security organizations. In addition, we provide services directly to end-users in various market segments, including in certain countries in Latin America.

We operate in three business segments, as follows:

•

Fixed Networks provides advanced fixed broadband satellite communication networks, satellite communication systems and associated professional services and comprehensive turnkey solutions and fully managed satellite network services solutions. Our customers are service providers, satellite operators, mobile network operators, or MNOs, telecommunication companies, or Telcos, and large enterprises and governments worldwide. In addition, it includes our network operation and managed networks and services in Peru. We focus on high throughput satellites, or HTS, and very high throughput satellites, or VHTS, opportunities worldwide, focusing on cellular backhaul and enterprise and are driving meaningful partnerships with satellite operators to leverage our technology and breadth of services to deploy and operate the ground-based satellite communication networks.

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

•

Terrestrial Infrastructure Projects provides fiber and wireless network infrastructure construction of the Programa Nacional de Telecomunicaciones (Pronatel), or PRONATEL, in Peru.

Our ordinary shares are traded on the NASDAQ Global Select Market under the symbol “GILT” and on the Tel Aviv Stock Exchange, or the TASE. As used in this annual report, the terms “we”, “us”, “Gilat” and “our” mean Gilat Satellite Networks Ltd. and its subsidiaries, unless otherwise indicated.

The marks “Gilat®”, “SkyEdge®”, “Wavestream®”, “AeroStream®”, “Raysat®”, “SatTrooperTM”, “Powerstream®” and “Spatial AdvantEdge™” and other marks appearing in this annual report on Form 20-F are trademarks of our company and its subsidiaries. Other trademarks appearing in this Annual Report on Form 20-F are owned by their respective holders. This Annual Report on Form 20-F contains various “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and within the Private Securities Litigation Reform Act of 1995, as amended. Such forward-looking statements reflect our current view with respect to future events and, financial results of operations. Forward-looking statements usually include the verbs, “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “projects,” “understands” and other verbs suggesting uncertainty. We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual` results, performance, levels of activity, or our achievements, or industry results to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof. We undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. We have attempted to identify additional significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section which appears in Item 3D: “Key Information–Risk Factors”.

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

TABLE OF CONTENTS

PART I	1
ITEM 1:IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	1
ITEM 2:OFFER STATISTICS AND EXPECTED TIMETABLE	1
ITEM 3:KEY INFORMATION	1
A. Selected Consolidated Financial Data	1
B. Capitalization and Indebtedness	2
C. Reasons for the Offer and Use of Proceeds	2
D. Risk Factors	2
ITEM 4:INFORMATION ON THE COMPANY	28
A. History and Development of the Company	28
B. Business Overview	29
C. Organizational Structure	45
D. Property, Plants and Equipment	45
ITEM 4A:UNRESOLVED STAFF COMMENTS	46
ITEM 5:OPERATING AND FINANCIAL REVIEW AND PROSPECTS	46
A. Operating Results	46
B. Liquidity and Capital Resources	58
C. Research and Development	59
D. Trend Information	60
E. Off-Balance Sheet Arrangements	61
F. Tabular Disclosure of Contractual Obligations	62
ITEM 6:DIRECTORS AND SENIOR MANAGEMENT	63
A. Directors and Senior Management	63
B. Compensation of Directors and Officers	66
C. Board Practices	69
D. Employees	77
E. Share Ownership	79
ITEM 7:MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	80
A. Major Shareholders	80
B. Related Party Transactions	81
C. Interests of Experts and Counsel	82
ITEM 8:FINANCIAL INFORMATION	82
A. Consolidated Statements	82
B. Significant Changes	83
ITEM 9:THE OFFER AND LISTING	83
A. Offer and Listing Details	83
B. Plan of Distribution	84
C. Markets	84
D. Selling Shareholders	84
E. Dilution	84
F. Expense of the Issue	84
ITEM 10:ADDITIONAL INFORMATION	84
A. Share Capital	84
B. Memorandum and Articles of Association	84
C. Material Contracts	85
D. Exchange Controls	85
E. Taxation	85
F. Dividend and Paying Agents	95
G. Statement by Experts	95
H. Documents on Display	95
I. Subsidiary Information	95

v

PART I

ITEM 1:IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

ITEM 2:OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3:KEY INFORMATION

A.Selected Consolidated Financial Data

The selected consolidated statement of operations data set forth below for the years ended December 31, 2020, 2019 and 2018, and the selected consolidated balance sheet data as of December 31, 2020 and 2019 are derived from our audited consolidated financial statements that are included elsewhere in this Annual Report. These financial statements have been prepared in accordance with U.S. GAAP. The selected consolidated statement of operations data set forth below for the years ended December 31, 2017 and 2016 and the selected consolidated balance sheet data as of December 31, 2018, 2017 and 2016 are derived from our audited consolidated financial statements that are not included in this Annual Report.

The selected consolidated financial data set forth below should be read in conjunction with and is qualified entirely by reference to Item 5: “Operating and Financial Review and Prospects”and the Consolidated Financial Statements and Notes thereto included in Item 18 in this Annual Report on Form 20-F.

Statement of Operations Data for Year ended December 31,

	2020	2019	2018	2017	2016
	U.S. dollars in thousands, except for share data
Revenues (1):
Products	94,010	185,721	173,966	214,522	214,291
Services	71,875	77,771	92,425	68,234	65,260
Total	165,885	263,492	266,391	282,756	279,551
Cost of revenues:
Products	84,300	122,071	121,147	153,167	162,563
Services	40,370	45,544	51,207	47,094	41,498
Total Cost of revenues	124,670	167,615	172,354	200,261	204,061
Gross profit	41,215	95,877	94,037	82,495	75,490
Operating expenses:
Research and development, net	26,303	30,184	33,023	28,014	24,853
Selling and marketing	16,871	21,488	22,706	23,759	23,411
General and administrative	14,063	18,515	17,024	19,861	26,471
Merger, acquisition and related litigation expenses (income), net	(53,633)	118	-	-	-
Total Operating expenses	3,604	70,305	72,753	71,634	74,735
Operating income	37,611	25,572	21,284	10,861	755
Financial expenses, net	1,907	2,617	4,298	4,307	4,843
Income (loss) before taxes on income	35,704	22,955	16,986	6,554	(4,088)
Taxes on income (tax benefit)	793	(13,583)	(1,423)	(247)	1,252
Net income (loss)	34,911	36,538	18,409	6,801	(5,340)

Net income (loss) per share (basic)	0.63	0.66	0.34	0.12	(0.10)
Net income (loss) per share (diluted)	0.63	0.65	0.33	0.12	(0.10)

Balance Sheet Data as of December 31,

	2020	2019	2018	2017	2016
	U.S. dollars in thousands

Working capital	86,052	102,529	105,765	92,035	92,609
Total assets	393,806	391,836	394,747	391,556	383,198
Short‑term bank credit and loans and current maturities	4,000	4,096	4,458	4,479	4,617
Long term loan, net of current maturities	-	4,000	8,098	12,582	16,932
Other long-term liabilities (2)	12,642	13,293	7,229	9,007	9,766
Shareholders’ equity	233,810	253,588	239,072	218,322	209,826

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

(2)

On January 1, 2019, we adopted the new lease standards (Topic 842) using a modified retrospective method, by applying the new standard to all leases existing at the date of initial application. Results and disclosure requirements for reporting periods beginning after January 1, 2019 are presented under ASC 842, while prior period amounts have not been adjusted and continue to be reported in accordance with ASC 840. See item 5 – "Critical Accounting Policies and Estimates".

B.Capitalization and Indebtedness

Not applicable.

C.Reasons for the Offer and Use of Proceeds

Not applicable.

D.Risk Factors

Investing in our ordinary shares involves a high degree of risk and uncertainty. You should carefully consider the risks and uncertainties described below before investing in our ordinary shares. If any of the following risks actually occurs, our business, prospects, financial condition and results of operations could be materially harmed. In that case, the value of our ordinary shares could decline substantially, and you could lose all or part of your investment. These risks include, but are not limited to, the following:

Risks Relating to Our Business

•

Our operations and sales have been adversely affected by the impact of COVID -19 pandemic and we are subject to further negative effects from the continued spread of the COVID -19 pandemic

•

A significant portion of our revenue in 2020 was attributable to a limited number of large scale customers.

•

Our failure to deliver upon our large-scale projects in an economical and a timely manner, or a delay in collection of payments due to us in connection with any such large-scale project could have a significant adverse impact on our operating results.

•

In the past, we incurred major losses and we may not be able to continue to operate profitably in the future.

•

Our available cash balance may decrease in the future if we cannot generate cash from operations.

•

If the satellite communications markets fail to grow, our business could be materially harmed.

•

Because we compete for large‑scale contracts in competitive bidding processes, losing a small number of bids or a decrease in the revenues generated from our large-scale projects could have a significant adverse impact on our operating results.

•

A large portion of our large-scale contracts are with governments or large governmental agencies in Latin America and any volatility in the political or economic climate or any unexpected unilateral termination, or suspension of payments could have a significant adverse impact on our business.

•

Some of our significant customers are dependent on industries affected by the COVID-19 and if any of them encounters financial difficulties, this could have a significant adverse effect on our business and financial results.

•

Actual results could differ from the estimates and assumptions that we use to prepare our financial statements.

•

Tax authorities may disagree with our provisions and payments related to income taxes, deduction of withholding taxes, intercompany charges, cross-jurisdictional transfer pricing or other matters which could result in our being assessed additional taxes.

•

Our insurance coverage may not be sufficient for every aspect or risk related to our business.

•

We operate in the highly competitive network communications industry and may be unsuccessful in competing effectively in the future.

•

U.S. Government spending priorities and terms may change in a manner adverse to our businesses.

•

If existing contracts, or orders for our products or services are terminated or not renewed, our ability to generate revenues will be harmed.

•

Failure to expand our business into the IFC, cellular backhaul or NGSO markets, could have a material adverse effect on our overall business.

•

Our failure to obtain or maintain authorizations under the U.S. export control and trade sanctions laws and regulations could have a material adverse effect on our business.

•

We depend on our main facility in Israel and are susceptible to any event that could adversely affect its condition or the condition of our other facilities.

•

We are dependent upon a limited number of suppliers for key components and upon a limited number of suppliers of space segment, or transponder capacity and may be significantly harmed if we are unable to obtain such components or services on favorable terms or on a timely basis.

•

We would be adversely affected if we are unable to attract and retain key employees.

•

We may be unable to adequately protect our proprietary rights, which may limit our ability to compete effectively.

•

Failure to protect against cyber-attacks, natural disasters or terrorist attacks, and failures of our information technology systems, infrastructure and data could have an adverse effect on our business.

•

A decrease in the selling prices of our products and services could materially harm our business.

•

Our international sales and business expose us to changes in foreign regulations and tariffs, tax exposures, political instability and other risks inherent to international business.

•

We may face difficulties in obtaining regulatory approvals for our telecommunication services and products, which could adversely affect our operations.

•

Currency exchange rates and fluctuations of currency exchange rates may adversely affect our results of operations, liabilities, and assets.

•

We may be subject to claims by third parties alleging that we infringe intellectual property owned by them. We may be required to commence litigation to protect our intellectual property rights. Any intellectual property litigation may continue for an extended period and may materially adversely affect our business, financial condition and operating results.

•

Regulations related to environmental laws or conflict minerals may cause us to incur additional expenses and could limit the supply and increase the costs of certain services or metals used in the manufacturing of our solutions.

•

Potential product liability claims relating to our products could have a material adverse effect on our business.

Risks Related to Ownership of Our Ordinary Shares

•

Our share price has been highly volatile and may continue to be volatile and decline.

•

Our operating results may vary significantly from quarter to quarter and from year to year and these quarterly and yearly variations in operating results, as well as other factors, may contribute to the volatility of the market price of our shares.

•

We may in the future be classified as a passive foreign investment company, or PFIC, which would subject our U.S. investors to adverse tax rules.

•

Future sales of our ordinary shares and the future exercise of options may cause the market price of our ordinary shares to decline and may result in a substantial dilution.

•

In April 2019 we distributed a cash dividend for the first time, followed by additional dividends distributed in December 2020 and January 2021. No assurance can be given that we will continue to distribute dividends in the future.

•

Our ordinary shares are traded on more than one market and this may result in price variations.

•

If we are unable to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, the reliability of our financial statements may be questioned and our share price may suffer.

Risks Related to Our Location in Israel

•

Political and economic conditions in Israel may limit our ability to produce and sell our products. This could have a material adverse effect on our operations and business condition, harm our results of operations and adversely affect our share price.

Risks Relating to Our Business

Our operations and sales have been adversely affected by the impact of COVID -19 pandemic and we are subject to further negative effects from the continued spread of the COVID -19 pandemic and other public health threats.

The ongoing COVID-19 pandemic continues to have an adverse effect on our industry and the markets in which we operate. The COVID-19 outbreak has significantly impacted the travel and aviation markets in which our significant Inflight Connectivity, or IFC, customers operate and has resulted in a significant reduction of our business with some of these customers. We have also experienced postponed and delayed orders in certain other areas of our businesses. Further, the guidance of social distancing, lockdowns, quarantines and the requirements to work from home in various key territories such as Israel, Peru, China, California, Australia, Bulgaria and other countries, in addition to greatly reduced travel globally, has resulted in a substantial curtailment of business activities, which has affected and is likely to continue to affect our ability to conduct fieldwork as well as deliver products and services in the areas where restrictions are implemented by the local government. In addition, certain of our sales and support teams are unable to travel or meet with customers and the pandemic threat has caused operating, manufacturing, supply chain and project development delays and disruptions, labor shortages, travel and shipping disruptions and shutdowns (including as a result of government regulation and prevention measures). As a result, we experienced a significant reduction in business in 2020. At the year ended December 31, 2020, we recorded $165.9 million in revenues, a reduction of 37% compared to revenues recorded in the year ended December 31, 2019. In order to mitigate the impact of the decline in business as a result of the pandemic, we have implemented measures to reduce our expenses, including a reduction in our headcount and reducing employees’ scope of work on a global basis for most of 2020, as well as other cost savings measures. While we expect that this public health threat will be eased by global vaccination and lifted restrictions on traveling, it is still likely to continue to adversely impact us by its negative impact on our ability to generate revenues due to reduced end-market demand from IFC customers, governments and enterprises and our ability to conduct fieldwork leading to order delays and cancellations. Given the current macro-economic environment and the uncertainties regarding the potential impact of COVID-19 on our business, there can be no assurance that our estimates and assumptions used in the measurement of various assets and liabilities in the financial statements will prove to be accurate predictions of the future. If our assumptions regarding forecasted cash flows are not achieved, it is possible that an impairment review may be triggered and certain assets and liabilities in the financial statements may be impaired.

A significant portion of our revenue in 2020 was attributable to a limited number of large scale customers.

We depend on several large-scale contracts for a significant percentage of our revenues. In 2020, a significant portion of our revenue was attributable to our contracts with a large U.S. system integrator, and with a Peruvian governmental authority, PRONATEL, mainly with respect to six regions in Peru, or the PRONATEL Regional Projects. The agreement with our U.S. system integrator customer, accounted for approximately 11% of our revenue in the year ended December 31, 2020. Our sales to PRONATEL accounted for approximately 20% of our revenue in the year ended December 31, 2020. The PRONATEL Regional Projects, which were awarded to us in 2015 and in 2018, are expected to generate during their terms revenues of $395 million and $154 million, respectively. The expected duration of the PRONATEL Regional Projects was significantly prolonged from their scheduled delivery dates due to continued delays in the construction phase. In addition, due to preventative measures taken by Peruvian governmental authorities with respect to COVID-19, certain restrictions and lockdowns were imposed which resulted in additional delays in progress of the PRONATEL Regional Projects and are expected to continue for approximately 13-16 years. See Item 4.B. – “Information on the Company – Business Overview – Terrestrial Infrastructure Projects – Overview”. If we fail to deliver in a timely manner upon any of our large contracts or if any of these or other large customers were to terminate their existing contracts with us or substantially reduce the services or quantity of products they purchase from us, our revenues and operating results could be materially adversely affected.

Our failure to deliver upon our large-scale projects in an economical and a timely manner, or a delay in collection of payments due to us in connection with any such large-scale project could have a significant adverse impact on our operating results.

We have been awarded a number of large-scale projects by our customers, including foreign governments, such as the Peruvian PRONATEL Regional Projects in 2015 and in 2018 and contracts with a U.S. system integrator in the mobility market. While we have successfully implemented large-scale network infrastructure projects and operations in rural areas, the PRONATEL Regional Projects as well as other projects are complex and require cooperation of third parties. Additionally, the delivery of our large-scale projects requires us to invest significant funds in order to obtain bank guarantees and requires us to incur significant expenses before we receive full payment from our customers. Failure to execute these projects in an economical manner within the projects’ budgets and schedules could result in significant penalties, impact our ability to receive and recognize the expected revenues, reduce our cash balance, and cause us losses, which would significantly adversely impact our operating results. The overall expected duration of the 2015 and 2018 PRONATEL Regional Projects was significantly prolonged from their scheduled delivery dates, due to continued delays in the construction phase. In addition, due to preventative measures taken by Peruvian governmental authorities with respect to COVID-19, certain restrictions and lockdowns were imposed which resulted in delays in the progress of the PRONATEL Regional Projects which are expected to continue for approximately 13-16 years. Our general practice in the PRONATEL Regional Projects is to resolve delays in the projects schedules and other relevant issues through entering into an amendment agreed upon with our customer, as we have already done with respect to three PRONATEL Regional Projects. If we fail to complete the remaining three projects in a timely manner or are unable to reach such agreement with the customer for the other projects, we could incur significant penalties which will have a significant adverse effect on our business and financial results. The construction phase of the first three PRONATEL Regional Projects was accepted by PRONATEL during 2019.

In the past, we incurred major losses and we may not be able to continue to operate profitably in the future.

While we have operated profitably in the last three fiscal years, we incurred major losses in years prior to fiscal 2017 and as of December 31, 2020. Our net profit in 2020 is attributable to our receipt of $53.6 million, net of related expenses, paid to us in connection with our settlement with Comtech Telecommunications Corp., or Comtech, in connection with the termination of the merger agreement we entered into with Comtech in 2020, or the Merger Agreement. Excluding the payment received from Comtech, net of related expenses, we would have incurred a net loss of $18.7 million in the year ended December 31, 2020. We have an accumulated deficit of $691 million. We cannot assure you that we can operate profitably in the future. If we do not continue to operate profitably, our share price will decline, and the viability of our company will be in question.

Our available cash balance may decrease in the future if we cannot generate cash from operations.

Our cash, cash equivalents including restricted cash as of December 31, 2020 were $116 million compared to $102 million as of December 31, 2019. Our positive cash flow (including restricted cash) from operating activities was approximately $43.2 million in the year ended December 31, 2020 and included $56.3 million received from Comtech in connection with our settlement with Comtech and termination of the Merger Agreement, net of related expenses. Excluding the net proceeds received from Comtech, we would have had a negative cash flow from operating activities of $13.1 million in the year ended December 31, 2020. In the years ended December 31, 2019 and 2018 we had positive cash flow from operating activities of $34.8 million and $32.0 million, respectively. If we do not generate sufficient cash from operations in the future, including from our large-scale projects, our cash balance will decline, and the unavailability of cash could have a material adverse effect on our business, operating results and financial condition.

The delivery of our large-scale projects requires us to invest significant funds in order to obtain bank guarantees and may require us to incur significant expenses before we receive full payment from our customers. This applies mainly to the PRONATEL Regional Projects awarded to us in 2015 and in 2018, which are expected to generate $395 million and $154 million in revenues respectively, over a period of 13-16 years. We have used the advance payment received from PRONATEL as well as internal cash resources in order to finance the PRONATEL Regional Projects, and may need to significantly increase the internal cash resources used for further investment in the PRONATEL Regional Projects. We have used surety bonds and our internal resources in order to provide the required bank guarantees for the PRONATEL Regional Projects, which were approximately $93.3 million in the aggregate as of December 31, 2020. If we fail to obtain the necessary funding or if we fail to obtain such funds on favorable terms, we will not be able to meet our commitments and our cash flow and operational results may be adversely affected.

If the satellite communications markets fail to grow, our business could be materially harmed.

New emerging markets in the satellite communications area, including high throughput satellite and commercial on the move products, as well as movement towards non-geostationary orbits, or NGSO constellation networks may reduce interest in geostationary satellite, or GEO, technology and services. It is difficult to predict the rate at which these emerging markets will grow or decline and there is no assurance that we will be able to further expand our penetration into the NGSO market. In addition, any significant improvement or increase in the amount of terrestrial capacity which are sought by many companies, particularly with respect to the existing fiber optic cable infrastructure and point-to-point microwave, may cause our fixed networks’ customers to shift their transmissions to terrestrial capacity or make it more difficult for us to obtain new customers. If fiber optic cable networks or other terrestrial-based high-capacity transmission systems are available to service a particular point, that capacity, when available, is generally less expensive than satellite capacity. As terrestrial-based telecommunications services expand, demand for some fixed satellite-based services may be reduced.

If the markets for commercial satellite communications products fail to grow, or if we fail to further expand our penetration into the NGSO market operating in low earth orbits, or LEO, our business could be materially harmed. Conversely, growth in these markets could come at the expense of geostationary satellite capacity markets, which in turn could materially harm our business and impair the value of our shares. Specifically, we derive most of our revenues from sales of satellite-based communications networks and related equipment and provision of services related to these networks and products a significant decline in this market or the replacement of VSAT and other satellite-based technologies by an alternative technology could materially harm our business and impair the value of our shares.

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

A large portion of our large-scale contracts are with governments or large governmental agencies in Latin America and any volatility in the political or economic climate or any unexpected unilateral termination, or suspension of payments could have a significant adverse impact on our business.

In March and December 2015, the Peruvian government awarded us the PRONATEL Regional Projects under four separate bids for the construction of networks, operation of the networks for a defined period and their transfer to the government. In 2018, we were awarded two additional PRONATEL Regional Projects. These awards are expected to generate revenues of $549 million over a period of 13-16 years. The Colombian Ministry of Information Technologies and Communications, or Ministry of ITC, awarded us a contract in December 2013 that concluded in the second quarter of 2019. The total amount of revenue generated from this contract, from its initiation and including all its extensions, is approximately 312 billion Colombian Pesos (approximately $103 million).

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

Some of our significant customers are highly leveraged or dependent on industries affected by the COVID-19 and if any of them encounters financial difficulties, this could have a significant adverse effect on our business and financial results.

Some of our current and potential significant customers are highly leveraged or dependent on the airline industry that has been severely affected by the COVID-19 pandemic. Recently, some of the significant players in our industry have entered into Chapter 11 bankruptcy protection due to financial difficulties only some of which already emerged from such status. This includes Intelsat S.A. or Intelsat, Oneweb Global Limited, Speedcast International Ltd., or Speedcast and Global Eagle Entertainment Inc. If a major customer encounters financial difficulty, such customer may cancel or delay orders of our products and services, or we may find it difficult to collect outstanding receivables, which may adversely affect our business and operating results. In 2020, due to financial difficulties caused by the COVID-19 pandemic, certain of orders awarded to us by our customers were cancelled or delayed. Also, in 2016, our customer, Oi SA, filed for judicial reorganization in a bankruptcy petition in Brazil. Accordingly, we have collected and continue collecting the amounts due to us prior to the petition pursuant to creditor arrangements which includes a discount on the amounts due us.

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

We operate in a highly competitive industry of network communications, both in the sales of our products and our services. As a result of the rapid technological changes that characterize our industry, we face intense worldwide competition to capitalize on new opportunities, to introduce new products and to obtain proprietary and standard technologies perceived by the market as superior to those of our competitors.

The network communication market is dominated by larger corporations. As part of the consolidation trend in the market, we are in competition with greater consolidated corporations. Some of our competitors have greater financial resources, providing them with greater research and development and marketing capabilities. Our competitors may also be more experienced in obtaining regulatory approvals for their products and services and marketing them. Our relative position in the network communications industry may place us at a disadvantage in responding to our competitors’ pricing strategies, technological advances and other initiatives. Our principal competitors in the supply of VSAT networks are Hughes Network Systems, LLC (owned by EchoStar Corporation), or HNS, ViaSat Inc., or ViaSat, Singapore Technologies Engineering Ltd., or ST Engineering iDirect, Newtec Cy N.V (acquired by ST Engineering iDirect), Comtech and UHP Networks Inc. (being acquired by Comtech), or UHP. In managed satellite network services solutions, our competitors are Speedcast, SES and Intelsat. Most of our competitors have developed or adopted different technology standards for their VSAT products. Our primary competitors with respect to our BUCs and other Wavestream products are Communications & Power Industries LLC, or CPI, General Dynamics Satcom Technologies, Paradise Datacom, Comtech Xicom Technology Inc., or Xicom, and Mission Microwave Technologies.

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

In addition, ViaSat, SES, Intelsat, Eutelsat and HNS have launched their own satellites, which enable them to offer vertically integrated solutions to their customers, which may further change the competitive environment in which we operate and could have an adverse effect on our business.

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

We may enter into acquisition agreements or form strategic alliances or partnerships in order to remain competitive in our market, and such acquisitions, strategic alliances or partnerships could be difficult to integrate, disrupt our business and dilute shareholder value.

We have historically sought to acquire businesses that enhance our capabilities and add new technologies, products, services and customers to our existing businesses. We may not be able to identify acquisition candidates on commercially reasonable terms or at all. If we make additional business acquisitions or enter into a merger agreement, we may not be able to successfully integrate the business acquired or we might not realize the benefits anticipated from these acquisitions or sales, including sales growth, cost synergies and improving margins. Furthermore, we might not be able to obtain additional financing for business acquisitions, since such additional financing could be restricted or limited by the terms of our debt agreements or due to unfavorable capital market conditions. Once integrated, acquisitions may not achieve comparable levels of revenues, profitability or productivity as our existing business or otherwise perform as expected. The occurrence of any of these events could harm our business, financial condition or results of operations. In 2018, 2019 and 2020, no impairment losses were identified.

In 2010, we completed the acquisition of RaySat Antenna Systems, or RAS, a leading provider of on-the-move antenna solutions, of RaySat BG, a Bulgarian research and development center, and of Wavestream, a provider of SSPAs and BUCs. If our projection for growth in the airborne business does not materialize and we fail to obtain additional business in our Mobility Solutions segment, we would likely record an impairment of goodwill. In 2018, 2019 and 2020, no impairment losses were identified.

On January 29, 2020 we entered into a Merger Agreement with Comtech and a wholly-owned subsidiary of Comtech, for the merger of its subsidiary with and into our Company. Following a dispute between the parties, including litigation in the Chancery Court of Delaware, the parties agreed to terminate the Merger Agreement in October 2020 and Comtech paid us an amount of $70 million in settlement of the dispute. If we determine to seek other opportunities for business consolidation, we may not be able to negotiate and consummate a transaction on terms comparable to, or better than, the terms of that Merger Agreement.

The risks associated with mergers or acquisitions by us include the following, any of which could seriously harm our results of operations or the price of our shares:

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

•

potential loss of key employees of acquired organizations or loss of customers;

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

In addition, government shutdowns could result in the suspension of work on contracts in progress or in payment delays which would adversely affect our future revenue and cash flow.

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

While the U.S. defense budget was recently increased, there can be no assurance that this increase will be maintained in the foreseeable future, particularly in light of the recent and expected future budget deficits arising from the effects of the COVID-19 pandemic and expenditures to combat the pandemic and offset its economic effects.

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

To remain competitive in the network communications market, we must continue to be able to anticipate changes in technology, market demands and industry standards and to develop and introduce new products, applications and services, as well as enhancements to our existing products, applications and services. Competitors in satellite ground equipment market, low-profile antenna market and high power transceivers market are introducing new and improved products and our ability to remain competitive in this field will depend in part on our ability to advance our own technology. New communications networks that integrate satellites operating in low or medium earth orbits may compete significantly with current networks and may reduce the market prices and success of our current products until such time as we adapt our technology to support NGSO satellites. If we are unable to respond to technological advances on a cost-effective and timely basis, or if our new products or applications are not accepted by the market, our business, financial condition and operating results could be adversely affected.

If we are unable to competitively operate within the GEO, HTS/VHTS, and NGSO satellite environments, our business could be adversely affected.

Some of our competitors have launched Ka-band satellites. These actions may affect our competitiveness due to the relative lower cost of the Ka-band space segment per user and the increased integration of the VSAT technology in the satellite solution. Due to the current nature of the HTS solution where the initial investment in ground-based satellite communication gateway equipment is relatively high, ground-based satellite communication equipment effectively becomes tightly coupled to the specific satellite technology. As such, there may be circumstances where it is difficult for competitors to compete with the incumbent VSAT vendor using the particular HTS satellite. If this occurs, the market dynamics may change to favor a VSAT vendor partnering with the satellite service provider, which may decrease the number of vendors who may be able to succeed. We believe that this trend will intensify as the market moves toward very high throughput satellite, or VHTS, and NGSO constellation networks. If we are unable to forge such a partnership our business could be adversely affected.

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

A significant part of our business in previous years, including in 2020, was generated from recurring customers. From time to time, projects and orders may be cancelled by customers. In 2020, due to the negative impact of COVID-19 pandemic, certain of orders awarded to us by our customers were cancelled or delayed. The termination or non-renewal of our contracts could have a material adverse effect on our business, financial condition and operating results. Some of our existing contracts could be terminated or not renewed due to any of the following reasons, among others:

•

dissatisfaction of our customers with our products and/or the services we provide or our inability to provide or install additional products or requested new applications on a timely basis;

•

customers’ default on payments due;

•

our failure to comply with covenants or obligations in our contracts;

•

the cancellation of the underlying project by the customers or the sponsoring government body; or

•

change in the shareholders controlling our company.

If we are not able to retain our present customer base and gain new customers, our revenues will decline significantly. In addition, if our service business in Peru does not win new government related contracts, our financial position may be adversely affected.

Failure to expand our business into the IFC, cellular backhaul or NGSO markets, could have a material adverse effect on our overall business.

Although we have signed contracts with Telcos, service providers and other customers in the IFC, commercial and cellular backhaul markets, and with a large satellite operator and with a large U.S. system integrator for NGSO communications systems, we may not be successful in our plans to expand our business in these markets. Market has been hugely impacted by the COVID 19 Pandemic and we cannot predict at this stage when the market will recover. These markets are relatively new and are highly concentrated with a limited number of players and will require additional expenditures for research and development and sales and marketing. New players such as Amazon.com, Inc., and SpaceX have entered (or announced their intention to enter) the NGSO market and their greater resources will affect our position in this market. In addition, the cellular backhaul market with Telcos, the commercial IFC market and the NGSO market may fail to grow in accordance with our expectations.

We may also not be able to develop new technologies for those markets on a timely basis. Some of our projects include long and costly development programs, which could incur unexpected delays, or may require additional investment of resources, broader than expected. If we fail to meet the requirements of our development programs in a timely manner, we will incur penalties and other losses, which could have a significant adverse impact on our business and operating results. Barriers to further develop those markets as well as the continued downturn in the commercial aviation and travel markets caused by the COVID-19 could have a material adverse effect on our business and operating results.

Our failure to obtain or maintain authorizations under the U.S. export control and trade sanctions laws and regulations could have a material adverse effect on our business.

The export of some of our satellite communication products, related technical information and services may be subject to U.S. State Department, Commerce Department and Treasury Department regulations, including the International Traffic in Arms Regulations, or ITAR, and the Export Administration Regulations, or EAR. Under these laws and regulations, our non-U.S. employees, including employees of our headquarters in Israel, might be barred from accessing certain information of our U.S. subsidiaries unless appropriate licenses are obtained. In addition to the U.S. export control laws and regulations applicable to us, some of our subcontractors and vendors may also be subject to U.S. export control laws and regulations and required to flow down requirements and restrictions imposed on products and services we purchase from them. If we do not maintain our existing authorizations or obtain necessary future authorizations under the export control laws and regulations of the U.S., including potential requirements related to entering into technical assistance agreements to disclose technical data or provide services to non-U.S. persons, we may be unable to export technical information or equipment to non-U.S. persons and companies, including to our own non-U.S. employees, as may be required to fulfill contracts we may enter into. We may also be subjected to export control compliance audits in the future that may uncover improper or illegal activities that would subject us to material remediation costs, civil and criminal fines, penalties or an injunction.

In addition, to participate in classified U.S. government programs, we may have to obtain security clearances from the U.S. Department of Defense for one or more of our subsidiaries that want to participate. Such clearance may require us to enter into a proxy agreement or another similar arrangement with the U.S. government, which would limit our ability to control the operations of the subsidiary and which may impose substantial administrative requirements in order for us to comply. Further, if we materially violate the terms of any proxy agreement, the subsidiary holding the security clearance may be suspended or debarred from performing any government contracts, whether classified or unclassified. If we fail to maintain or obtain the necessary authorizations under the U.S. export control and national security laws and regulations, we may not be able to realize our market focus and our business could be materially adversely affected. The United States has adopted economic sanctions against certain persons and entities, including certain Russian entities operating in the financial, energy and defense sectors and Chinese entities. These sanctions restrict, among other things, exports and transfer of technologies to these entities. In addition, recent events, including policies introduced by the U.S. presidential administration, have resulted in substantial regulatory uncertainty regarding international trade and trade policy. For example, substantial changes to trade agreements has increased tariffs on certain goods imported into the United States and could lead to further imposition of significant tariff increases. The announcement of unilateral tariffs on imported products has triggered retaliatory actions from certain foreign governments, including China and Russia, and may trigger retaliatory actions by other foreign governments, resulting in what is largely referred to as a “trade war.” While we do not believe that the tariff increases or actions of foreign governments have had an adverse effect on our business to date, we cannot predict the extent to which the United States or other countries will impose quotas, duties, tariffs, taxes or other similar restrictions upon the import or export of our products in the future, a “trade war” of this nature or other similar governmental actions and economic sanctions could have an adverse impact on demand for our services, sales and customers and affect the economies of the United States and various countries, having an adverse effect on our business, financial condition and results of operations.

We are dependent on contracts with governments around the world for a significant portion of our revenue. These contracts may expose us to additional business risks and compliance obligations.

We have focused on expanding our business to include contracts with or for various governments and governmental agencies around the world, including the Peruvian government and U.S. federal, state, and local government agencies either directly or through contractors or systems integrators. Such contracts account for a significant portion of our revenues. Our contracts with international governments generally contain unfavorable termination provisions. Governmental customers generally may unilaterally suspend us from receiving new contracts pending resolution of alleged violations of procurement laws or regulations and terminate existing contracts and audit our contract-related costs. If a termination right is exercised by a governmental customer, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

A material portion of our laboratory capacity, our principal offices and principal research and development facilities for the principal part of our business are concentrated in a single location in Israel. We also have significant facilities for research and development and manufacturing of components for our low-profile antennas at a single location in Bulgaria as well as a research and development center in Moldova and Singapore and research and development, engineering and manufacturing facilities in California. Fire, natural disaster, lockdowns and other effects of the COVID-19 pandemic or any other cause of material disruption in our operations in any of these locations could have a material adverse effect on our business, financial condition and operating results.

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

Several of the components required to build our products are manufactured by a limited number of suppliers. Although we have managed to solve the difficulties we experienced in the past with our suppliers with respect to availability of components, we cannot assure the continued availability of key components or our ability to forecast our component requirements sufficiently in advance. Although we are working with our suppliers to obtain components for our products on favorable terms there is no assurance that our efforts will be successful. The COVID-19 outbreak has caused certain delays and disruptions in manufacturing, supply chain, labor shortages, travel and shipping disruption and shutdowns, as well as cost increase of raw material and electronic components. Although the disruption in components supply was not material to the overall activity of our Company, it may adversely affect our ability to procure the necessary volume of materials in the future. If we are unable to obtain the necessary volume of components at sufficiently favorable terms or prices, we may be unable to produce our products at competitive prices. As a result, sales of our products may be lower than expected, which could have a material adverse effect on our business, financial condition and operating results. In addition, our suppliers are not always able to meet our requested lead times. If we are unable to satisfy customers’ needs on time, we could lose their business.

Certain of the significant components required to build almost all of our VSAT units, our hub systems as well as our other products are manufactured by external suppliers, sometime by a sole manufacturer. Our suppliers may terminate the line of products that we use as components in our products. Such dependency exposes us to certain risks in connection with the availability of the respective component, which could include failure in meeting time tables and production requirements and may expose us to material price increases which may affect our ability to provide competitive prices or require us to re-design some of our products. We estimate that the replacement of a manufacturer would, if necessary, take a substantial period of time.

There are a limited number of suppliers of satellite transponder capacity and a limited amount of space segment available (although the space segment availability is expected to gradually increase over the next few years and prices are expected to decrease as a result). We are dependent on these suppliers for our provision of services mainly in Peru, Philippines, Mexico and North America. While we do secure long-term agreements with our satellite transponder providers, we cannot assure the continuous availability of space segment, the pricing upon renewals of space segment and the continuous availability and coverage in the regions where we supply services. If we are unable to secure contracts with satellite transponder providers with reliable service at competitive prices, our services business could be adversely affected. We rely on satellite capacity providers, who commit to certain key performance indicators, or KPIs, in connection with the operation of our managed networks and services. Such KPIs are limited and do not always reflect the same level of KPIs guaranteed by us towards our customers.

We would be adversely affected if we are unable to attract and retain key personnel.

Our success depends in part on key management, sales, marketing and development personnel and our continuing ability to attract and retain highly qualified personnel, including with respect to our acquired companies. There is competition for the services of such personnel. Due to the COVID-19 pandemic effect, we have reduced our employees’ scope of work on a global basis for the most part of 2020, which we believe resulted in attrition of some of our key employees. The loss of the services of senior management and key personnel, and the failure to attract highly qualified personnel in the future, may have a negative impact on our business. Moreover, our competitors may hire and gain access to the expertise of our former employees or our former employees may compete with us. There is no assurance that former employees will not compete with us or that we will be able to find replacements for departing key employees in the future.

If demand for our mobility applications for air, land and sea, VSATs and other products declines or if we are unable to develop products to meet demand, our business could be adversely affected.

Our low-profile in-motion antenna systems and a portion of our VSAT and SSPA product lines are intended for mobility applications for air, land and sea. As a result of the impact of the spread of the COVID-19 pandemic, we have experienced a decline in demand for such products. If the demand for such products or other products does not improve, or if we are unable to develop products that are competitive in technology and pricing, we may not be able to realize our market focus and our satellite communication on the move business and other businesses could be materially adversely affected.

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

Failure to protect against cyber-attacks, unauthorized access or network security breaches, inclement weather, natural or man-made disasters, earthquakes, explosions, terrorist attacks, acts of war, floods, fires, computer viruses, power loss, telecommunications or equipment failures, transportation interruptions, accidents or other disruptive events or attempts to harm our systems may cause equipment failures or disrupt our systems, products, networks and operations. Actual and threatened security breaches or disruption, particularly through cyber-attack or cyber intrusion, including by computer hackers, foreign governments and cyber terrorists, have increased in recent years and have become more complex. Criminal hackers may develop and deploy viruses, worms and other malicious software programs, some of which may be specifically designed to attack our products, systems, computers or networks. Additionally, external parties may induce our employees or users of our products to disclose sensitive information in order to gain access to our data or our customers' data. We have been subject, and will likely continue to be subject, to attempts to breach the security of our networks and Information Technology, or IT, infrastructure, or of our products and services, through cyber-attack, malware, computer viruses, social engineering, email phishing attacks and other means of unauthorized access. Techniques used in such attempted or actual breaches and cyber-attacks are constantly evolving and generally are not recognized until launched against a target, and in some cases are designed not to be detected and, in fact, may not be detected until a substantial period has elapsed thereafter, or not at all. Accordingly, we may be unable to anticipate these techniques or to implement adequate security barriers or other preventative measures, and thus it is virtually impossible for us to entirely mitigate this risk. Since we provide products and services to communications companies, we may face an added risk of a security breach or other significant disruption to certain of our products used by some of our customers and related customer systems relating to wireless carriers as well as government functions. While none of these actual or attempted attacks has had a material impact on our operations or financial condition, we cannot provide any assurance that our business operations will not be negatively materially affected by such attacks in the future.

Any disruption, disabling, or attack affecting our equipment and systems, products and the hardware, software and infrastructure on which we rely could result in a security or privacy breach. Whether such event is physical human error or malfeasance (whether accidental, fraudulent or intentional) or electronic in nature (such as malware, virus, or other malicious code) such an event could result in our inability to operate our facilities or continually operate our networks, which, even if the event is for a limited period of time, may result in significant expenses and/or loss of market share to other competitors in the market. While we maintain insurance coverage for some of these events, which could offset some of the losses, the potential liabilities associated with these events could exceed the insurance coverage we maintain. Any of the events described above could result in litigation and potential liability or fines for us, a material impact to our operations or financial condition, damage our brand and reputation or otherwise harm our business.

Regulators globally are adopting new privacy regulations and imposing greater monetary fines for privacy violations. For example, in 2016, the European Union adopted new regulations governing data practices and privacy called the General Data Protection Regulation, or GDPR, which became effective in May 2018. The GDPR establish new requirements regarding the handling of personal data, and non-compliance with the GDPR may result in monetary penalties of up to 4% of worldwide revenue. Other examples are the California Consumer Privacy Act, or CCPA, followed by the California Privacy Rights Act, or CPRA, recently enacted, which provides California residents new rights restricting collection, use, and sharing of their “Personal Information” and the Brazilian General Data Protection Law, or LGPD, effective as of September 2020 which provides Brazilian residents new data protection rights. The Israeli Privacy Protection Regulations of 2017 also impose high penalties and sanctions on violations. Compliance with that law may increase the cost of providing services in California. In addition, violation of applicable local privacy laws may entail criminal consequences. The GDPR, CCPA, CPRA and other changes in laws or regulations associated with the enhanced protection of certain types of sensitive data, such as healthcare data or other personal information, could greatly increase our cost of providing our products and services or even prevent us from offering certain services in jurisdictions that we operate. Further, if we fail to comply with the GDPR, CCPA and other privacy regulations applicable to us we may incur high monetary and other penalties, which may have significant adverse effect on our business.

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

•

several reorganizations among entities in the industry as a result of insolvency and similar proceedings;

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

•

the risks of outbreaks of pandemic or contagious diseases, such as COVID- 19, Ebola, measles, avian flu, severe acute respiratory syndrome (SARS), H1N1 (swine) flu and Zika virus; and

•

the effects of war and acts of terrorism, such as disruptions in general global economic activity, changes in logistics and security arrangements and reduced customer demand for our products and services.

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

Increasing scrutiny and changing expectations from investors, lenders, customers and other market participants with respect to our Environmental, Social and Governance, or ESG, policies may impose additional costs on us or expose us to additional risks.

Companies across all industries are facing increasing scrutiny relating to their ESG policies. Investors, lenders and other market participants are increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. The increased focus and activism related to ESG may hinder our access to capital, as investors and lenders may reconsider their capital investment allocation as a result of their assessment of our ESG practices. If we do not adapt to or comply with investor, lender or other industry shareholder expectations and standards, which are evolving, or which are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage and the business, financial condition and price our company’s shares could be materially and adversely affected.

If we fail to meet the covenants in our credit and guarantee agreements with banks, or otherwise breach the terms of our credit agreements, the banks may terminate the agreements or require additional assurances and our business could be seriously harmed.

Our credit and guarantee facilities with banks contain covenants regarding our maintenance of certain financial ratios. The covenants contained in our credit facilities triggers acceleration of payments or restrict, among other things, our ability to pledge our assets, dispose of assets, give guarantees or restrict certain changes in the ownership of our shares. Our ability to continue to comply with these and other obligations depends in part on the future performance of our business. We cannot assure you that we shall be able to continue to comply with the covenants included in our agreements with the banks. If we fail to comply, we shall be required to renegotiate the terms of our credit facilities with the banks. We cannot assure you that we shall be able to reach an agreement with the banks or that such agreements will be on favorable terms to us. Our ability to restructure or refinance our credit facilities depends on the condition of the capital markets and our financial condition. Any refinancing of our existing credit facilities could be at higher interest rates and may require us to comply with different covenants, which could restrict our business operations.

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

Since we operate in several countries, we are impacted by currency exchange rates and fluctuations of various currencies. Although partially mitigated by our hedging activities, we are impacted by currency exchange rates and fluctuations thereof in a number of ways, including the following:

•

A significant portion of our expenses, principally salaries and related personnel expenses, are incurred in NIS, and to a lesser extent, other non-U.S. dollar currencies, whereas the currency we use to report our financial results is the U.S. dollar and a significant portion of our revenue is generated in U.S. dollars. During 2020 we witnessed a significant devaluation of the U.S. dollar against the NIS. The continuation of such strengthening of the NIS against the U.S. dollar can considerably increase the U.S. dollar value of our expenses in Israel and our results of operations may be adversely affected;

•

A portion of our international sales is denominated in currencies other than the U.S. dollar, including but not limited to the Euro, Australian Dollar, Brazilian Real, Peruvian Sol, Russian Ruble, Malaysian Ringgit and the Mexican Peso, therefore we are exposed to the risk of devaluation of such currencies relative to the dollar which could have a negative impact on our revenues;

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

The Dodd-Frank Wall Street Reform and Consumer Protection Act imposes disclosure requirements regarding the use in components of our products of “conflict minerals” mined from the Democratic Republic of Congo and adjoining countries, whether the components of our products are manufactured by us or third parties. These requirements could affect the pricing, sourcing and availability of minerals used in the manufacture of components we use in our products. Although the U.S. Securities and Exchange Commission, or the SEC, has provided guidance with respect to a portion of the conflict mineral filing requirements that may somewhat reduce our reporting practices, there are costs associated with complying with the disclosure requirements and customer requests, such as costs related to our due diligence to determine the source of any conflict minerals used in our products. Because of the complexity of our supply chain, we may face reputational challenges if we are unable to sufficiently verify the origins of the subject minerals. Moreover, we are likely to encounter challenges to satisfy those customers who require that all of the components of our products are certified as “conflict free.” If we cannot satisfy these customers, they may choose a competitor’s products.

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

The trading price of our shares as well as the market generally has fluctuated widely in the past and may continue to do so in the future as a result of a number of factors, many of which are outside our control. During the period from January 2, 2021 to March 2, 2021, our ordinary shares traded in a range from $6.68 to a high of $22.69, and the daily trade volume on NASDAQ ranged from 362,852 shares to 10,735,840 shares. In addition, the stock market has experienced extreme price and volume fluctuations that have affected the market prices of many technology companies, particularly telecommunication and internet‑related companies, and that have often been unrelated or disproportionate to the operating performance of these companies or stimulated by market rumors. These broad market fluctuations could adversely affect the market price of our shares. In the past, following periods of volatility in the market price of a particular company’s securities, securities class action litigation has often been brought against that company. Securities class action litigation against us could result in substantial costs and a diversion of our management’s attention and resources.

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

U.S. holders of our ordinary shares may face income tax risks. There is a risk that we will be treated as a “passive foreign investment company”. Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of our ordinary shares and would likely cause a reduction in the value of such shares. A foreign corporation will be treated as a PFIC for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income,” or (2) at least 50% of the average value of the corporation’s gross assets produce, or are held for the production of, such types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income”. If we are treated as a PFIC, U.S. Holders of shares (or rights) would be subject to a special adverse U.S. federal income tax regime with respect to the income derived by us, the distributions they receive from us, and the gain, if any, they derive from the sale or other disposition of their ordinary shares (or rights). In particular, any dividends paid by us, if any, would not be treated as “qualified dividend income” eligible for preferential tax rates in the hands of non-corporate U.S. shareholders. We believe that we were not a PFIC for the 2020 taxable year. However, since PFIC status depends upon the composition of our income and the market value of our assets from time to time, there can be no assurance that we will not become a PFIC in any future taxable year. U.S. Holders should carefully read Item 10E. “Additional Information – Taxation” for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ordinary shares (or rights).

Future sales of our ordinary shares and the future exercise of options may cause the market price of our ordinary shares to decline and may result in a substantial dilution.

In February 2021, our controlling shareholder, FIMI Opportunity Funds, or the FIMI Funds, sold an aggregate of 3,900,000 ordinary shares, or approximately 7% of our outstanding ordinary shares, and Mivtach Shamir Holdings Ltd. sold an aggregate of 1,100,000 ordinary shares or approximately 2% of our outstanding ordinary shares. We cannot predict what effect, if any, future sales of our ordinary shares by the FIMI Funds, and our other significant shareholders, or the availability for future sale of our ordinary shares, including shares issuable upon the exercise of our options, will have on the market price of our ordinary shares. In July 2019, we filed a shelf registration statement with the Securities and Exchange Commission allowing for our issuance and sale of up to $150 million of ordinary shares, warrants to purchase ordinary shares or debt securities, debt securities (including convertible debt securities) and subscription rights or units comprised of one or more of the other aforementioned securities. We have also registered the ordinary shares of our company held by the FIMI Funds and certain other affiliated shareholders for resale from time to time. Sales of substantial amounts of our ordinary shares in the public market by our company or our significant shareholders, or the perception that such sales could occur, could adversely affect the market price of our ordinary shares and may make it more difficult for you to sell your ordinary shares at a time and price you deem appropriate.

Certain of our shareholders beneficially own a substantial percentage of our ordinary shares.

FIMI, our controlling shareholder, holds approximately 26.4% of our outstanding ordinary shares and each of our other two major shareholders hold 5.25% and 7.6% respectively of our outstanding ordinary shares. This concentration of ownership of our ordinary shares could delay or prevent mergers, tender offers, or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price for our ordinary shares. This concentration could also accelerate these same transactions in lieu of others depriving shareholders of opportunities. This concentration of ownership may also cause a decrease in the volume of trading or otherwise adversely affect our share price.

In April 2019 we distributed a cash dividend for the first time, followed by additional dividends distributed in December 2020 and January 2021. No assurance can be given that we will continue to distribute dividends in the future.

In April 2019 we distributed a cash dividend in the amount of $0.45 per share (approximately $24.9 million in the aggregate). Following receipt of the settlement amount from Comtech in December 2020, we distributed a cash dividend of $0.36 per share and in January 2021 (following the receipt of court approval) we distributed a cash dividend of $0.63 per share (approximately $20 million and $35 million, respectively). We have not adopted a general policy regarding the distribution of dividends and make no statements as to the distribution of dividends in the foreseeable future. The terms of some of our financing arrangements require us to meet certain financial covenants regarding minimum cash balance and require prior approval of certain banks which extended us loans. Any future dividend distributions are subject to the discretion of our board of directors and will depend on various factors, including our operating results, future earnings, capital requirements, financial condition, and tax implications of dividend distributions on our income, future prospects and any other factors deemed relevant by our board of directors. The distribution of dividends is also limited by Israeli law, which permits the distribution of dividends by an Israeli corporation only out of its retained earnings as defined in Israel’s Companies Law, 5759-1999, or the Companies Law, provided that there is no reasonable concern that such payment will cause us to fail to meet our current and expected liabilities as they become due, or otherwise with the court’s approval (as we obtained for the January 2021 dividend). You should not invest in our company if you seek a secured dividend income from your investment. For information regarding taxation of dividend, see ITEM 10.E – “Additional Information - Taxation - Israeli Tax Consequences of Holding Our Stock - Dividends”.

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

While Israel and the United Arab Emirates have signed in 2020 a normalization agreement, there are a number of countries, primarily in the Middle East, as well as Malaysia and Indonesia that restrict business with Israel or Israeli companies, and we are precluded from marketing our products to these countries directly from Israel. Restrictive laws or policies directed towards Israel or Israeli businesses may have an adverse impact on our operations, our financial results or the expansion of our business. In addition, there have been increased efforts by activists to cause companies and consumers to boycott Israeli goods. Such actions, particularly if they become more widespread, may adversely impact our ability to sell our products.

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

ITEM 4: INFORMATION ON THE COMPANY

A.History and Development of the Company

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

We are a leading global provider of satellite-based broadband communications. We design and manufacture ground-based satellite communications equipment and provide comprehensive solutions and end-to-end services powered by our innovative technology. Our portfolio includes a cloud-based satellite network platform, VSAT terminals, amplifiers, high-speed modems, high-performance on-the-move antennas, high efficiency, high power SSPA amplifiers, BUCs and transceivers. Our comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting stringent service level requirements. We also provide connectivity services, internet access and telephony to enterprise, government and residential customers over networks built using our own equipment and over other networks that we install, mainly based on BOT contracts. We build telecommunication infrastructure in these BOT projects typically using fiber-optic and wireless technologies for broadband connectivity.

Our products are primarily sold to communication service providers and operators that use satellite communications for their customers and to government organizations and system integrators that use our technology. We are particularly active in the following market sectors: enterprise and government broadband applications; consumer broadband access; cellular connectivity; national telecommunication connectivity; defense and homeland security and mobility applications for air, land and sea. We provide services directly to end-users in various market sectors including in certain countries in Latin America and provide managed network services in certain countries, such as Australia, Peru, Mexico, Philippines and the U.S., over a satellite network owned by a third party. We have 20 sales and support offices worldwide, three network operations centers and five R&D centers.

We shipped our first generation VSAT in 1989 and since then, we have been among the technological leaders in the satellite ground equipment industry. Our continuous investment in research and development has resulted in the development of new and industry leading products and our intellectual property portfolio includes 79 issued patents (63 U.S. and 16 foreign) relating to our VSAT and other systems as well as 17 issued patents (15 U.S. and 2 foreign) relating to our satellite communication on the move antenna solutions and 13 issued patents (3 U.S. and 10 foreign) for our high power SSPAs.

In 2020, 2019 and 2018, our property and equipment purchases amounted to approximately $4.7 million, $8.0 million and $10.8 million, respectively. These amounts do not include the reclassification of inventory to property and equipment and other non-cash purchases made during 2020, 2019 and 2018 in the approximate amounts of $0.3 million, $1.4 million and $2.3 million respectively.

On January 29, 2020 we entered into a Merger Agreement with Comtech and a wholly-owned subsidiary of Comtech, for the merger of its subsidiary with and into our Company. Following a dispute between the parties, including litigation in the Chancery Court of Delaware, the parties agreed to terminate the Merger Agreement in October 2020 and Comtech paid us $70 million in settlement.

B.Business Overview

We are a leading provider of ground-based satellite communications and other network communications solutions and services. We design and manufacture ground-based satellite networking communications equipment, which we sell to our customers either as network components (modems, BUCs, antennas) or as complete network solutions (which include hubs and related terminals and services) or turnkey projects. We develop the equipment that includes commercial VSAT systems, defense and homeland security satellite communications systems, SSPAs, BUCs, transceivers, low-profile antennas, on-the-Move/on-the-Pause terminals and modems. Our equipment is used by satellite operators, service providers, telecommunications operators, system integrators, government and defense organizations, large corporations and enterprises. We sell and distribute our products and provide our services internationally, in Latin America, Asia, Asia Pacific, North America, Africa, Europe and CIS (Russian Commonwealth). In particular, we provide connectivity services, internet access and telephony, to enterprise, government and residential customers over our own networks, built using both our equipment and equipment purchased from other manufacturers in various technologies and over other networks that we install, mainly based on BOT contracts. We build telecommunication infrastructure in these BOT projects typically using fiber-optic and wireless technologies for broadband connectivity. We also provide NOC services and hub services.

We operate in three business segments, as follows:

•

Fixed Networks provides advanced fixed broadband satellite communication networks, satellite communication systems, and associated professional services and comprehensive turnkey solutions and fully managed satellite network services solutions. Our customers are service providers, satellite operators, MNOs, Telcos, and large enterprises and governments worldwide. In addition, it includes our network operation activity in Peru and managed networks and services. We focus on HTS and VHTS, opportunities worldwide, focusing on cellular backhaul and enterprise, and driving meaningful partnerships with satellite operators to leverage our technology and breadth of services to deploy and operate the ground-based satellite communication networks.

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

•

Terrestrial Infrastructure Projects provides network infrastructure construction of the fiber and wireless network of PRONATEL in Peru.

In the year ended December 31, 2020, we derived approximately 56%, 33% and 11% of our revenues from our Fixed Networks, Mobility Solutions and Terrestrial Infrastructure Projects segments, respectively.

We have diversified revenue streams that result from both sales of products, which include construction of networks, and services. In the year ended December 31, 2020, approximately 57% of our revenues were derived from sales of products and 43% from services. During the same period, we derived 36%, 36%, 15% and 13% of our revenues from Latin America, North America, APAC and EMEA, respectively.

Industry Overview

There is a global demand for satellite-based communications solutions for several reasons. Primarily, satellite-based communication is still the only truly ubiquitous networking solution. Secondly, satellite communications are more readily available as compared to alternative terrestrial communications networks. Lastly, satellite communications solutions offer rapidly deployed secure broadband connectivity and broadband communications on the move.

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

•

VSAT is comprised of the following elements:

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

•

Applications delivery – Satellite communications networks offer a wide variety of customer applications such as e-mail, virtual private networks, video, voice, internet access, distance learning, cellular backhaul and financial transactions.

•

Portability and Mobility – Satellite communications solutions can be mounted on moving platforms for communications on the move, or deployed rapidly for communications in fixed locations and then relocated or moved as required.

Given the technological and implementation benefits afforded by satellite communications networks, we believe that the market for satellite communications products and services will continue to grow. In particular, according to a 2020 report from Northern Sky Research, or NSR, a leading international telecom market research and consulting firm, the number of unit shipments to broadband satellite sites, platforms and subscribers is expected to grow at a compounded annual growth rate, or CAGR, of 22% through 2029.

Further, according to a 2020 report of NSR, aggregated satellite capacity has grown significantly in recent years and is forecasted to grow further in the coming years. According to the report, the growing availability of satellite capacity has resulted in significant reduction in the cost of satellite capacity.

In addition, satellite communication is an effective solution for mobility, especially for maritime applications and for international flights.

New communications networks that integrate satellites operating in low or medium earth orbits (LEO, MEO or NGSO) have been launched and additional ones are scheduled to be launched in the coming years and are forecasted to account for a significant portion of the aggregated satellite capacity and of the equipment unit shipments to broadband satellite sites, platforms and subscribers.

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

Another important requirement emerging is for next generation SSPA’s able to provide high output power, greater efficiency and field-proven reliability in smaller, lighter weight product packages suitable for fixed, mobile, and airborne antenna systems. These amplifiers designed and thoroughly tested for use in extreme environments, help provide uninterrupted connectivity to support mission-critical defense operations, as well as demanding inflight connectivity and consumer broadband applications.

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

Our Competitive Strengths

We are a leading provider of satellite communication and networking products and services. Our competitive strengths include:

Market leadership in large and growing markets. Since our inception, we have sold more than 1.6 million satellite terminals (VSATs) and over 35,000 BUCs, SSPAs and Transceivers and many of our other products, to customers in approximately 100 countries. Our customer base includes a large number of satellite-based communications service providers, system integrators and operators worldwide. In addition, we are one of the largest satellite communications service providers to rural communities in Latin America.

Technology leadership. We have been at the forefront of satellite communications technology and services for over 30 years and continue to be an innovator and developer of new satellite technologies. Our customizable satellite communications technology enables us to provide a wide range of broadband, internet, voice, data and video solutions to our customers. We offer hubs and optimized satellite terminals (VSATs) which can attain a rate of up to 400 Mbps and have demonstrated over 1Gbps rates over LEO satellites. Our product and operations infrastructure is capable of running hubs with greater than 99.8% availability while rolling out thousands of new VSAT site locations each month. Our SkyEdge II-c, state-of-the-art solution, provides high performance and space segment efficiency. Our legacy product lines are known for their durability and resilience. We provide advanced on-the- move terminals, including all components such as antennas, BUCs and modems. Our low-profile, satellite communications on-the-move solutions antennas provide reliable broadband communications for commercial and defense applications. Our SSPAs provide high performance, even at the extreme end of temperature and environmental performance specifications. X-Architecture, our cloud-based distributed architecture, and our Electronically-Steered Array / Phased Array Antenna (ESA/PAA) are our leading innovations that, we believe, have positioned us as a leader in providing satellite communications technology. Our research, development and engineering teams, located on several worldwide locations, enable us to rapidly develop new features and applications. Moreover, by directly serving end-users through our service organizations, we are able to quickly respond to changing market conditions and maintain our position in the market.

Global presence and local support. We have sold our products in approximately 100 countries on six continents. Our products and services are used by a large and diverse group of customers including some of the largest enterprises in the world, several government agencies and many rural communities. We have 20 sales and service offices worldwide. Through our network of offices, we are able to maintain a two-tier customer support program offering local support offices and a centralized supply facility.

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

Diversified revenue streams and customer base. In the year ended December 31, 2020, approximately 57% of our revenues were generated from equipment sales and 43% of our revenues were generated from services. Our equipment sales are generally independent equipment orders which often generate maintenance contracts and additional opportunities for future equipment sales and also include the revenues from the construction phase of large-scale projects. Our service sales are characterized by long-term contracts that provide a recurring revenue base. In the year ended December 31, 2020, our three business segments, Fixed Networks, Mobility Solutions and Terrestrial Infrastructure Projects, accounted for 56%, 33% and 11% of our revenues, respectively.

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

Experienced management team. Our management is comprised of an experienced executive team. Mr. Adi Sfadia, our Chief Executive Officer since November 2020, has broad experience in senior executive positions. Mr. Sfadia served as our Interim CEO from July 2020 and as Chief Financial Officer for 5 years, and prior to that he served as Chief Financial Officer at other leading public and private companies. Our Company’s leadership is comprised of highly skilled senior managers who have an extensive experience each in her or his field of expertise, including high expertise in cutting-edge technology and field proven success in development of our business and organization.

Our Growth Strategy

Our objective is to leverage our technology and services capabilities in order to:

Expand Presence in the IFC Market – We continue to develop our hub and modem technology and our Ka and Ku airborne BUCs, Transceivers, and Power supplies to serve the connectivity needs of aviation service providers. We are also placing a major focus on developing a flat Electronically Steered antenna leveraging our unique in-house developed ally technology. These solutions are designed to serve the high growth of IFC services in commercial aviation and business aviation markets.

Fortify our Leadership Position in the 4G/LTE and 5G Cellular Backhaul Market – We intend to continue to leverage our technology, as well as our experience, to serve mobile network operators’ 4G/LTE and 5G connectivity needs in rural, metro-edge and metro areas with long term projects.

Continue to Serve as a Key Partner of VHTS/HTS and NGSO Satellite Operators – We intend to continue to serve as a meaningful partner of VHTS/HTS operators, leveraging our leading technology in the market and our breadth of services to deploy and operate both GEO and NGSO ground-based satellite communication networks.

Expand our Presence in the defense and on-the-move satcom market – We enhance our technology leadership and growing presence with armed forces around the world, we are increasing our focus on this growing market segment both in the United States and globally. We are also focusing efforts on the emerging opportunities both with products applicable for commercial and defense applications. We increased our investment in this market as we believe its global growth will contribute to our business.

Provide internet Broadband to Rural Areas – We intend to build on our experience in bringing broadband internet to rural areas in Latin America, Asia and identify additional markets to expand into.

Our Businesses in 2020

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

Products and Solutions

Broadband Satellite Network System

Our SkyEdge II-c system supports large-scale broadband services for both consumer and enterprise applications, including fast web browsing, high-speed trunking, video streaming, internet Protocol Television, or IPTV, Voice Over internet Protocol, or VoIP, and other bandwidth-intensive services. This system also supports cellular backhauling of 2G, 3G, 4G/ LTE and 5G technologies. The SkyEdge II-c is designed with highest scalability supporting multi satellite - multi beam networks, with any number of gateways and user terminals. The SkyEdge II-c platform supports four VSAT types: Scorpio, Gemini, Capricorn, and Taurus. It includes a unified, centralized network management system, or NMS which manages all hub elements at all gateways from a central NOC location and enables the definition of different types of virtual network operators to support different types of business models and services in multiple regions. Enhanced FCAPS functions, or fault-management, configuration, accounting, performance, and security, a network management framework created by the International Organization for Standardization and the electronic machine to machine interface, enable full visibility, control and seamless integration with the operator’s operations support system/ business support system, or OSS/BSS, environment.

SkyEdge II-c VSATs provide operational simplicity and reduced operational expenditures. They provide simple Do-It-Yourself VSAT installation that expedites deployment and reduces costs. The VSAT kit is designed with minimum assembly parts and an easy to point antenna. In addition, our Ka-band transceiver Scorpio terminals and Ka transceivers are equipped with audible indicators to assist in the fine pointing. The VSAT customer premises equipment, or CPE, includes an intuitive graphical user interface that guide the installer step by step through the installation and service activation process.

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

SkyEdge II-c Capricorn, including our latest released, SkyEdge II-c Capricorn PLUS, is a family of ultra-high-performance satellite routers that are used for corporate services, 2G/3G/4G/5G cellular backhauling, IP trunks and mobility services. For IP trunks and mobility, Capricorn delivers acceleration and packet-per-second performance that support hundreds of users per VSAT. For LTE cellular backhauling, Capricorn includes our patented (granted in Japan, U.S. and patent-pending in other countries) cellular data acceleration technology that enables full LTE speeds of up to 150Mbps for cellular handheld devices. To reach these high return speeds, Capricorn supports both Time Division Multiple Access, or TDMA, and Single Channel Per Carrier, or SCPC, transmission.

SkyEdge II-c Taurus SkyEdge II-c Taurus manages the entire in-flight satellite communication connectivity with simultaneous support for broadband IFC and internet Protocol Television, or IPTV and is a key component of our Ku and Ka aeronautical satellite communication solution, as our ultra-high-performance aero-modem manager (MODMAN) for in-flight connectivity.

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

•

Space segment - where applicable, providing space capacity with back to back agreements with the satellite operators

Manufacturing, Customer Support and Warranty

Our products are designed and tested at our facilities in Israel as well as our four other R&D facilities around the world. We outsource a significant portion of the VSAT and hub products manufacturing to third parties. We also work with third-party vendors for the development and manufacture of components integrated into our products, as well as for assembly of components for our products.

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

Marketing and Sales

We use both direct and indirect sales channels to market our products, solutions and services. Our Fixed Networks segment has organized its sales activities by geographic areas, with groups or subsidiaries covering most regions of the world. Our sales teams are comprised of account managers and sales engineers who establish account relationships and determine technical and business requirements for the customer’s network. These teams also support the other distribution channels with advanced technical capabilities and application experience. Sales cycles in the VSAT network market vary significantly, with some sales requiring 18 months and even more, from an initial lead through signing of the contract, while sales stemming from an immediate need for product delivery can be completed within two to three months. The sales process includes gaining an understanding of customer needs, several network design iterations and network demonstrations.

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

Since our first rural telephony project for PRONATEL in Peru in 1998, we have been awarded several of the rural communications projects by the Peruvian government, including deployment and operation of wireless transport and distribution networks. Overall, we operated approximately 7,500 telephony sites in Peru, and approximately 850 internet services sites, most of which were finalized through the end of 2019. Additionally, we have developed services for financial sector companies, such as Banco de la Nacion, providing internet, data and telephony services. Our rural networks serve more than six million people.

We have been awarded large-scale government contracts to build and operate, and in certain cases, to, transfer fiber and wireless networks of PRONATEL in Peru, namely the Peru Regionals Projects. We expect to continue to generate additional revenues from the PRONATEL Regional Projects to be operated by us by enabling cellular carriers and other service providers to acquire capacity over these networks to address the growing needs for voice, data, and internet in these regions, as well as the development of platforms for e-learning, e-health and similar applications. These additional revenues together with the revenue from the operation of the networks are part of our Fixed Networks segment revenues, while the construction of the PRONATEL Regional Projects is accounted under our Terrestrial Infrastructure Projects segment (see in this Item below).

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

SkyEdge Satellite Network System

We utilize our SkyEdge II-c, to deliver efficient, reliable and affordable broadband connectivity such as internet, voice, data and video in travelling environments. The SkyEdge II-c system supports bandwidth-intensive services with a network management system that can manage all hub elements at all gateways from a central NOC location.

SkyEdge II-c Taurus

SkyEdge II-c Taurus manages the entire in-flight satellite communication connectivity with simultaneous support for broadband IFC and internet Protocol Television, or IPTV and is a key component of our Ku and Ka aeronautical satellite communication solution, as our ultra-high-performance aero-modem manager (MODMAN) for in-flight connectivity. All SkyEdge II-c VSATs are full-featured IP routers, supporting enhanced IP routing features such as DHCP, NAT/PAT and IGMP. Advanced application-based QoS, guarantees the performance of real-time applications such as VoIP and video streaming, while also supporting other data applications. SkyEdge II-c VSATs also support next generation IPv6 networking.

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

•

Train Data Connectivity – Reliable and wide band alternative to cellular based data connectivity for trains over satellite supporting high-speed trains. Provides access in remote and rural places with smooth coverage and cross-country access with no roaming limitation;

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

RaySat’s SR300 (X, Ka, Ku) and ER5000 (Ka, Ku) antennas are the legacy generation of RaySat’s antennas.

Wavestream

Our Wavestream subsidiary designs and manufactures next generation SSPA’s for mission-critical defense and broadcast satellite communications systems. Wavestream’s innovative, patented Spatial AdvantEdge™ technology provides higher output power, greater reliability and lower energy usage in more compact packages than traditional amplifier solutions. Wavestream’s product line meets the growing demand for greater efficiency and significant lifecycle cost reductions for satellite communications systems worldwide.

Wavestream’s headquarters, research and development, engineering and manufacturing facilities are located in San Dimas, California, with an additional research and development center in Singapore. Our BUCs are manufactured in the San Dimas facility.

The Wavestream product line addresses the following applications and markets:

•

Defense Communications - satellite-based airborne and highly secured point-to-point. This market is typically categorized by customers requiring high quality products – at times for mission critical communications in extreme environmental conditions. The satellite terminals (e.g., VSAT, Single Channel Per Carrier, or SCPC) are usually provided to the defense agencies via system integrators and not directly from the power amplifier suppliers.

•

Government - public safety, emergency response and disaster recovery. Similar to the market for defense agencies, though usually less demanding in terms of environmental conditions, these terminals are provided to various local, state and federal agencies that need to manage. emergency communications. The satellite terminals (e.g., VSAT, SCPC) are usually provided via system integrators or service providers and not directly from the power amplifier suppliers.

•

Commercial terminals - A high power amplifier is used with high-end VSAT terminals for various applications where there is the requirement to transmit large amounts of data. Examples include airborne IFC terminals/antennas in commercial and business airplanes high speed for internet access, and NGSO satellite constellations Gateway opportunities. The satellite terminals/antennas are usually provided via system integrators, service providers or airframe manufacturers and not directly from the power amplifier suppliers.

Wavestream’s customers include AeroSat, GATR Technologies (a subsidiary of Cubic Corporation), General Dynamics Satcom Technologies, Honeywell International Inc., L-3 Harris, Global Eagle Entertainment Inc., Envistacom LLC., Tecom and HNS.

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

We believe that we have established a leadership position with our compact, highly efficient SSPAs with a field-proven family of high to medium powered Ka, Ku, and X band products. Our Wavestream line of products are designed and tested to meet strenuous requirements for temperature, shock and vibration, over the full range of frequency and at the extremes of environmental performance specifications. Our Wavestream field-proven technology and reputation for innovation and quality drive solutions for multiple applications targeting military, aerospace, commercial and broadcast satellite systems.

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

Terrestrial Infrastructure Projects Segment

Overview

We provide network infrastructure construction of the fiber and wireless network of PRONATEL in Peru mainly through BOT contracts subsidized by the government. Accordingly, we build the infrastructure, act as a licensed telecommunications operator for a defined period and in some of the cases, then transfer the network to the customer.

In March and December 2015, we were awarded four PRONATEL Regional Projects by the Peruvian government with expected revenues of $395 million, for the construction of fiber-optic transport network and access networks based on wireless technologies, operation of the networks for a defined period and their transfer to the government. We have completed the construction phase of the PRONATEL Regional Projects awarded to us in March 2015, and are in the operation phase. We will operate the access networks for 10 years, prior to transferring them to the Peruvian government.

Under the projects awarded in December 2015, we are constructing transport and access networks. The construction phase was extended several times due to continued delays, some caused due to preventative measures taken by Peruvian governmental authorities with respect to COVID-19 pandemic. As a result, the expected duration of this project was significantly prolonged from its scheduled delivery dates and is expected to continue for 15-16 years from its commencement.

In 2018, we were awarded two additional PRONATEL Regional Projects for the construction and operation of networks with expected revenues of approximately $154 million. The construction phase was prolonged due to continued delays and due to preventative measures taken by Peruvian governmental authorities with respect to COVID-19 pandemic. As a result, the expected duration of these project is expected to continue for 13-15 years. Under these PRONATEL Regional Projects we will deliver transport networks and operate them for up to eighteen months before transferring them to the Peruvian government. The access networks, which we will operate for 10 years, will be owned by us.

The construction of the PRONATEL Regional Projects is part of our Terrestrial Infrastructure Projects segment, while the services provided over these networks are part of our Fixed Networks segment (See this Item above).

Our Peruvian subsidiary has local offices in Lima, Peru as well as in the principal cities in the regions awarded.

Sales and Marketing

We use direct and indirect sales channels to market our equipment and related services. Our sales team of account managers and sales engineers are the primary account interfaces and work to establish account relationships and determine technical and business demands.

Competition

The telecommunications industry operates in a competitive, rapidly changing market. In some cases, our competitors can also be our customers or partners. Accordingly, maintaining an open and cooperative relationship is essential.

In the equipment market, we face competition from providers of satellite communications systems, products and services, such as HNS, ViaSat, ST Engineering iDirect, Comtech and a few other smaller providers. In managed satellite network services solutions our main competitors are Speedcast, SES and Intelsat.

We compete in some HTS markets with competitors such as HNS that have launched high throughput satellites. Although we have entered the HTS market with competitive technology, we continue to expect competition in this market to increase.

Due to the nature of the satellite solution, the VSAT technology is, at times, commercially tied to the satellite technology itself, and, consequently, there may be circumstances where it is difficult for competitors to compete with an incumbent VSAT vendor using the particular satellite.

Our low-profile on the move antennas compete with products from competitors such as Cobham, Panasonic Corporation, Orbit, Thinkom, C-Com Satellite Systems Inc., Wiworld Co Ltd., L-3 Harris, SATPRO M&C Tech Co., Ltd. and Tecom. This market is nascent, and not as mature as the satellite communications or satellite services markets.

Our primary competitors with respect to our BUCs and other Wavestream products are CPI, General Dynamics Satcom Technologies, Paradise Datacom, Xicom, and Mission Microwave Technologies.

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

Certain consolidations and acquisitions have occurred during 2020 among key players in the market, such as Intelsat and Gogo, Viasat, and RigNet. These market changes affect the competitive landscape and position Gilat in rivalry with more significant consolidated corporations with comprehensive resources. On the other hand, such changes may lead to new opportunities for our business.

Geographic Distribution of Our Business

The following table sets forth our revenues from continued operations by geographic area for the periods indicated below as a percent of our total sales:

	Years Ended December 31,
	2020	2019	2018
Latin America	36%	31%	36%
North America	36%	41%	36%
APAC	15%	17%	15%
EMEA	13%	11%	13%
Total	100%	100%	100%

C.Organizational Structure

Significant Subsidiaries		Country/State of Incorporation	% Ownership

1.	Gilat Satellite Networks (Holland) B.V.	Netherlands	100%
2.	Gilat Colombia S.A.S E.S.P	Colombia	100%
3.	Gilat to Home Peru S.A	Peru	100%
4.	Gilat do Brazil Ltda.	Brazil	100%
5.	Gilat Satellite Networks (Mexico) S.A. de C.V.	Mexico	100%
6.	Wavestream Corporation	Delaware (U.S.)	100%
7.	Gilat Networks Peru S.A	Peru	100%
8.	Gilat Satellite Networks Australia Pty Ltd.	Australia	100%
9.	Gilat Satellite Networks (Eurasia) Limited	Russia	100%
10.	Gilat Satellite Networks MDC (Moldova)	Moldova	100%
11.	Raysat Bulgaria EOOD	Bulgaria	100%
12.	Gilat Satellite Communication Technology (Beijing) Ltd.	China	100%
13.	Gilat Satellite Networks (Philippines) Inc.	Philippines	100%

D.Property, Plants and Equipment

Our headquarters are located in a modern office park which we own in Petah Tikva, Israel. This facility consists of approximately 380,000 square feet, a substantial part of which are currently used by us and the remainder is subleased or offered for sublease to third parties.

We have local Global NOCs coverage in Australia, Moldova and Peru from which we perform network services and customer support functions.

We own facilities which consist of approximately 55,700 square feet located in Backnang, Germany. Since May 2002, these facilities are leased to a third party, which lease expired on February 28, 2021. The lease for approximately 11,291 square feet was extended until February 28, 2022, which may be terminated by either party on a three (3) months prior notice. We own approximately 13,500 square feet of research and development facilities and rent approximately 12,600 square feet of manufacturing facilities in Sofia, Bulgaria, which lease will expire on May 31, 2021, and rent approximately 10,000 square feet in Moldova for research and development, Global service and Global NOC activities. Our Wavestream subsidiary currently occupies approximately 32,500 square feet of office space, research and development and manufacturing facilities in San Dimas. In November 2019 Wavestream entered into a new lease agreement to rent an additional 12,200 square feet, bringing the total space to 44,700 square feet. The new lease agreement will expire on February 28, 2025. Our subsidiaries in Peru currently occupy approximately 30,667 square feet of office space, and NOC facilities in Lima, which leases will expire between 2021 and 2023.

We also maintain facilities in Brazil, Colombia, Mexico, China, Peru, Australia, Thailand, India, Singapore and Russia along with representative offices in Texas, Kazakhstan, Philippines and Indonesia.

We consider our current office space, research and development and manufacturing facilities sufficient to meet our anticipated needs for the foreseeable future and suitable for the conduct of our business.

ITEM 4A: UNRESOLVED STAFF COMMENTS

There are no unresolved staff comments.

ITEM 5:OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Introduction

We are a global provider of satellite-based broadband communications. We design and manufacture ground-based satellite communications equipment, and provide comprehensive solutions and end-to-end services, powered by our technology. Our portfolio comprises a cloud-based satellite network platform, VSATs, amplifiers, high-speed modems, on-the-move antennas and high power SSPAs, BUCs and Transceivers. Our solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting stringent service level requirements. We also provide connectivity services, internet access and telephony, to enterprise, government and residential customers utilizing both our own networks, and other networks that we install, mainly based on BOT contracts. We also provide managed network services over VSAT networks owned by others.

We have a large installed base and have shipped more than 1.6 million satellite terminals to customers in approximately 100 countries on six continents since 1989. We have twenty sales and support offices worldwide, three NOCs which provide Global NOC services and five R&D centers. Our products are primarily sold to communication service providers and operators that use satellite communications to serve enterprise, government and residential users.

We operate in three business segments, as follows:

•

Fixed Networks provides advanced fixed broadband satellite communication networks, satellite communication systems, and associated professional services and comprehensive turnkey solutions and fully managed satellite network services solutions. Our customers are service providers, satellite operators, MNOs, Telcos, and large enterprises and governments worldwide. In addition, it includes our network operation activity in Peru and managed networks and services. We focus on HTS and VHTS, opportunities worldwide, focusing on cellular backhaul and enterprise, and driving meaningful partnerships with satellite operators to leverage our technology and breadth of services to deploy and operate the ground-based satellite communication networks.

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

•

Terrestrial Infrastructure Projects provides network infrastructure construction of the fiber and wireless network of PRONATEL in Peru.

On January 29, 2020 we entered into a merger agreement with Comtech and its wholly owned subsidiary. Following a dispute between the parties, including litigation in the Chancery Court of Delaware, the parties agreed to terminate the Merger Agreement in October 2020 and Comtech paid us $70 million in settlement of the dispute.

Recent Events

The ongoing COVID-19 pandemic continues to have an adverse effect on our industry and the markets in which we operate. The COVID-19 outbreak has significantly impacted the travel and aviation markets in which our significant IFC customers operate and has resulted in a significant reduction of our business with some of these customers. We have also experienced postponed and delayed orders in certain other areas of our businesses. Further, the guidance of social distancing, lockdowns, quarantines and the requirements to work from home in various key territories such as Israel, Peru, China, California, Australia, Bulgaria and other countries, in addition to greatly reduced travel globally, has resulted in a substantial curtailment of business activities, which has affected and is likely to continue to affect our ability to conduct fieldwork as well as deliver products and services in the areas where restrictions are implemented by the local government. In addition, certain of our sales and support teams are unable to travel or meet with customers and the pandemic threat has caused operating, manufacturing, supply chain and project development delays and disruptions, labor shortages, travel and shipping disruptions and shutdowns (including as a result of government regulation and prevention measures). As a result, the Company experienced a significant reduction in business in 2020. We recorded $165.9 million in revenues for the year ended December 31, 2020, a reduction of 37% compared to revenues recorded in the year ended December 31, 2019. In order to mitigate the impact of the decline in business as a result of the pandemic, we have implemented measures to reduce our expenses, including a reduction in our headcount and reducing employees’ scope of work on a global basis for most of 2020, as well as other cost savings measures. While we expect that this public health threat will be eased by global vaccination and lifted restrictions on traveling, it is still likely to continue to adversely impact us by its negative impact on our ability to generate revenues due to reduced end-market demand from IFC customers, governments and enterprises and our ability to conduct fieldwork leading to order delays and cancellations. Given the current macro-economic environment and the uncertainties regarding the potential impact of COVID-19 on our business, there can be no assurance that our estimates and assumptions used in the measurement of various assets and liabilities in the financial statements will prove to be accurate predictions of the future. If our assumptions regarding forecasted cash flows are not achieved, it is possible that an impairment review may be triggered and certain assets and liabilities in the financial statements may be impaired.

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

In 2020, 2019 and 2018, a U.S. system integrator customer of our Mobility Solutions segment accounted for 11%, 12% and 15% of our revenues, respectively. In 2019 our service provider customer, which is customer of the Mobility Solutions segment, accounted for 11% of our revenues (in 2020 and 2018 it accounted for less than 10% of our revenues). In 2020, 2019 and 2018, PRONATEL, a customer of our Terrestrial Infrastructure Projects and the Fixed Networks segment, accounted for 20%, 16%, and 10% of our revenues, respectively.

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

Critical Accounting Policies and Estimates

The preparation of the financial information in conformity with U.S. Generally Accepted Accounting Principles (U.S. GAAP) requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, mainly related to trade receivables, inventories, deferred charges, long-lived assets, intangibles and goodwill, revenues, stock based compensation relating to options and contingencies. We base our estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

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

Most of the activity of Gilat Colombia consisted of operating subsidized projects for the Ministry of ITC. The first projects were awarded to our Colombian subsidiaries in 1999 and 2002 and were extended several times. An additional project was awarded to us in 2011 and was completed in December 2013. Another project was awarded to us in 2013 and was extended several times, prior to its conclusion in May 2019.

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

The Trusts are considered VIEs and we are identified as the primary beneficiary of the Trusts. Under ASC 810, we perform ongoing assessments of whether we are the primary beneficiary of a VIE. As our assessment provides that we have the power to direct the activities of a VIE that most significantly impacts the VIE’s activities (we are responsible for establishing and operating the networks), the obligation to absorb losses of the VIE that could potentially be significant to the VIE and the right to receive benefits from the VIE that could potentially be significant to the VIE economic performance. As such, the Trusts were consolidated in our financial statements since their inception.

Revenues. We generate revenue mainly from the sale of products (including construction of networks), satellite-based communications networks services and from providing connectivity, internet access and telephony services. We sell our products and services to enterprises, government and residential customers under large-scale contracts that utilize both our networks and other networks that we install, mainly based on BOT contracts. These large scale contracts sometimes involve the installation of thousands of VSATs or construction of massive fiber-optic and wireless networks. Sale of products includes mainly the sale of hubs, VSATs, SSPAs, low-profile antennas, on-the-move/on-the-pause terminals, and construction and installation of large-scale networks based on BOT contracts. Sale of services includes access to and communication via satellites, or space segment, installation of equipment, telephone services, internet services, consulting, on-line network monitoring, network maintenance and repair services. We sell our products primarily through our direct sales force and indirectly through resellers or system integrators.

We recognize revenue when (or as) we satisfy performance obligations by transferring promised products or services to our customers, in an amount that reflects the consideration that we expect to receive according to ASC 606.

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

Revenues from long-term contracts under which we provide significant construction to the customer's specifications (mostly governmental projects) or long-term contract relating to the design, development or manufacture of complex equipment or technology platforms to a buyer’s specification (or to provide services related to the performance of such contracts) are generally recognized over time because of continuous transfer of control to the customer. This continuous transfer of control to the customer is supported by clauses in the contract that allow the customer to unilaterally terminate the contract for convenience, pay us for costs incurred plus a reasonable profit and take control of any work in process. We generally use the cost-to-cost measure of progress for these contracts because it best depicts the transfer of control to the customer, which occurs as costs are incurred on the contracts.

Accounting for long-term contracts involves the use of various techniques to estimate total contract revenue and performance costs. For long-term contracts, we estimate the profit on a contract as the difference between the total estimated transaction price and the total expected performance costs of the contract and recognizes revenue and costs over the life of the contract. Changes to performance cost estimates under a contract may occur in a situation where: (a) identified contract risks cannot be resolved within the cost estimates included in a contract's estimated costs at completion, or EAC; or (b) new or unforeseen risks or changes in the performance cost estimates must be incorporated into the contract's EAC. Changes in estimated revenues and/or estimated project costs which are related to an existing performance obligation, and that are not distinct from those goods and services already provided, and therefore form part of single performance obligation, are recorded in the period the change is reasonably determinable, with the full amount of the inception-to-date effect of such changes recorded in such period on a "cumulative catch-up" basis. For contracts that are deemed to be loss contracts, we establish forward loss reserves for total estimated costs that are in excess of total estimated consideration under a contract in the period in which they become probable. If any of the above factors were to change, or if different assumptions were used in estimating progress cost and measuring progress towards completion, it is possible that materially different amounts would be reported in our consolidated financial statements

Under the typical payment terms of the contracts under which continuous transfer of control to the customer occurs as described above, the customer pays us milestones-based payments. This may result in revenue recognized in excess of billings and are presented as part of contract assets on the balance sheet. In addition, we typically receive interim payments as work progresses, although for some contracts, we may be entitled to receive an advance payment. We recognizes a liability for these payments in excess of revenue recognized and presents it as liabilities on the balance sheet. The advance payment typically is not considered a significant financing component because it is used to meet working capital demands that can be higher in the early stages of a contract.

Amounts recognized as revenue and which we have unconditional right to receive are classified as trade receivables on the balance sheet.

Deferred revenue and advances from customers are recorded when we receive payments from customers before performance obligations have been performed. Deferred revenue is recognized as revenue as (or when) we perform the performance obligation under the contract.

We pay sales commissions to external sales agents and to sales and marketing personnel based on their attainment of certain predetermined sales goals. Sales commissions are considered incremental and recoverable costs of obtaining a contract with a customer. Sales commissions are capitalized and amortized upon recognition of the related revenue, consistently with the transfer to the customer of the goods or services to which they relate. Amortization expenses related to these costs are mostly included in sales and marketing expenses in our consolidated statements of operations.

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

We account for income taxes in accordance with ASC 740, "Income Taxes" ("ASC 740"). ASC 740 prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between the financial reporting and the tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that a portion or all of the deferred tax assets will not be realized. Our judgments regarding future taxable income may change due to changes in market conditions, changes in tax laws, tax planning strategies or other factors. Moreover, given the current macro-economic environment and the uncertainties regarding its potential impact of COVID-19 on our business, there can be no assurance that our estimates and assumptions will prove to be accurate predictions of the future. If our assumptions and consequently our estimates change in the future, the valuation allowances we have established may be increased or decreased, resulting in a respective increase or decrease in income tax expense.

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

We classify interest and penalties on income taxes as financial expenses and general and administrative expenses, respectively.

Accounts Receivable and Allowance for Doubtful Accounts. We are required to estimate our ability to collect our trade receivables. A considerable amount of judgment is required in assessing their ultimate realization. We estimate expected credit losses for the allowance for doubtful accounts and allowance for unbilled receivables based upon our assessment of various factors, including historical experience, the age of the accounts receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect our ability to collect from customers. On January 1, 2020, we adopted Accounting Standards Update No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, using the modified retrospective transition method. See also Recently Adopted Accounting Pronouncements below.

Inventory Valuation. We are required to state our inventories at the lower of cost or net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Inventory write-offs are provided to cover risks arising from slow-moving items, excess inventories, discontinued products, new products introduction and for market prices lower than cost. Any write-off is recognized in our consolidated statements of income as cost of revenues. In addition, if required, we record a liability for firm non-cancelable and unconditional purchase commitments with contract manufacturers for quantities in excess of our future demands forecast consistent with our valuation of excess and obsolete inventory.

Lease. On January 1, 2019, we adopted the ASU 2016-02, Leases (Topic 842), using the modified retrospective approach, by applying the new standard to all leases existing at the date of initial application. The standard requires lessees to recognize almost all leases on the balance sheet as a right-of-use asset and a lease liability and requires leases to be classified as either an operating or a finance type lease. The standard excludes leases of intangible assets or inventory. Leases with a term of 12 months or less can be accounted for in a manner similar to the accounting for operating leases under ASC 840. The new standard requires lessors to account for leases using an approach that is substantially equivalent to ASC 840 for sales-type leases, direct financing leases and operating leases.

We lease real estate and storage areas, which are all classified as operating leases. In addition to rent payments, the leases may require paying for insurance, maintenance and other operating expenses.

We determine if an arrangement is a lease at inception. Lease classification is governed by five criteria in ASC 842-10-25-2. If any of these five criteria is met, we classify the lease as a finance lease. Otherwise, we classify the lease as an operating lease.

Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities in the consolidated balance sheets. ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating and finance lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. We use our incremental borrowing rate based on the information available at the commencement date to determine the present value of the lease payments. Operating lease expenses are recognized on a straight-line basis over the lease term. Exchange rate differences related to lease liabilities are recognized as insured as finance income or expense. Several of our leases include options to extend the lease. For purposes of calculating lease liabilities, lease terms include options to extend the lease when it is reasonably certain that we will exercise such options. Our lease agreements do not contain any material residual value guarantees.

Our ROU assets are reviewed for impairment in accordance with ASC 360, "Property, Plant and Equipment" ("ASC 360"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

The new standard also provides practical expedients for an entity’s ongoing accounting. We elected the short-term lease recognition exemption for all leases with a term shorter than 12 months. This means that for those leases, we do not recognize ROU assets or lease liabilities, but recognize lease expenses over the lease term on a straight-line basis. We also elected the practical expedient to not separate lease and non-lease components for all our leases.

The new lease standard does not have a notable impact on our financial covenant compliance under our credit lines.

Impairment of Intangible Assets and Long-Lived Assets. Our long-lived assets and identifiable intangible assets that are subject to amortization are reviewed for impairment in accordance with ASC 360, "Property, Plant and Equipment" ("ASC 360"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

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

During 2020 and 2019, we did not identify any impairment losses of long-lived assets. Future events could cause us to conclude that impairment indicators exist, and that additional long-lived assets and intangible assets associated with our acquired businesses are impaired. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

Goodwill. Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired. Under ASC 350 “Intangibles - Goodwill and Others”, or ASC 350, goodwill is not amortized, but rather is subject to an annual impairment test. Goodwill is tested for impairment at the reporting unit level by comparing the fair value of the reporting unit with its carrying value. We preform our annual impairment analysis of goodwill in the fourth quarter of the year and whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. We first assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. If the qualitative assessment does not result in a more likely than not indication of impairment, no further impairment testing is required, otherwise we prepare a quantitative analysis to determine whether the carrying value of reporting unit exceeds its estimated fair value. If the carrying value of a reporting unit exceeds its estimated fair value, we recognize an impairment of goodwill for the amount of this excess, in accordance with the guidance in FASB Accounting Standards Update ("ASU") No. 2017-04, Intangibles - Goodwill and Other (Topic 350), Simplifying the Test for Goodwill Impairment, which we adopted as of January 1, 2020 (see also Recently Adopted Accounting Pronouncements below). Fair value is determined using discounted cash flows. Significant estimates used in the fair value methodologies include estimates of future cash flows, future growth rates and the weighted average cost of capital of the reporting units.

In 2020 and 2019 we performed both qualitative and quantitative assessments following the outbreak of COVID-19 pandemic and concluded that no impairment of goodwill was required to be recorded. In 2018, we performed a qualitative assessment only and concluded that it is not more likely than not that the fair value of the reporting units is less than their carrying amounts and accordingly it is unnecessary to perform the two-step quantitative goodwill impairment test.

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

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Revenues. Revenues for the years ended December 31, 2020 and 2019 for our three segments were as follows:

	Year Ended December 31,			Year Ended December 31,
	2020	2019		2020	2019
	U.S. dollars in thousands		Percentage change	Percentage of revenues

Fixed Networks	92,671	127,265	(27.2)%	55.9%	48.3%
Mobility Solutions	54,169	104,665	(48.2)%	32.7%	39.7%
Terrestrial Infrastructure Projects	19,045	31,562	(39.7)%	11.4%	12.0%
Total	165,885	263,492	(37.0)%	100.0%	100.0%

Our total revenues for the years ended December 31, 2020 and 2019 were $165.9 million and $263.5 million, respectively. The decrease in 2020 is attributable to a decrease in all of our segments - $34.6 million in Fixed Networks revenues, $50.5 million in Mobility Solutions revenues and $12.5 million in Terrestrial Infrastructure Projects revenues.

The decrease in Fixed Networks revenues is attributable mainly to the effects of the COVID-19 pandemic. We have experienced postponed and delayed orders in certain areas of our businesses. Further, the guidance of social distancing, lockdowns, quarantines and the requirements to work from home in various key territories such as Israel, Peru, China, California, Australia, Bulgaria and other countries, in addition to greatly reduced travel globally, has resulted in a substantial curtailment of business activities, which has affected our ability to conduct fieldwork as well as deliver products. In addition, our project for the Ministry of ITC in Colombia was completed in 2019.

The decrease in our Mobility Solutions revenues is primarily attributable the COVID-19 pandemic which has significantly impacted the travel and aviation markets in which our significant IFC customers operate and has resulted in a significant reduction of our business with some of these customers.

The decrease in Terrestrial Infrastructure Projects revenues is primarily attributable to lower progress in PRONATEL Regional Projects due to quarantines in Peru due to COVID-19, as well as the completion of the construction of the first three awarded Regional Projects (awarded in 2015) in 2019.

Gross profit (loss). The gross profit (loss) and the gross margin of our three segments for the years ended December 31, 2020 and 2019 was as follows:

	Year Ended December 31,		Year Ended December 31,
	2020	2019	2020	2019
	U.S. dollars in thousands		Percentage of revenues
Fixed Networks	30,732	47,227	33.2%	37.1%
Mobility Solutions	16,441	51,402	30.4%	49.1%
Terrestrial Infrastructure Projects	(5,958)	(2,752)	(31.3)%	(8.7)%
Total	41,215	95,877	24.8%	36.4%

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

Our gross margin decreased from 36.4% in 2019 to 24.8% in 2020. The decrease in our gross margin in the year ended December 31, 2020 is as a result of the following:

•

The decrease in the Mobility Solutions segment in the year ended December 31, 2020 is mainly due to decrease in revenue volume as a result of the impact of COVID-19 on the IFC market and different revenue mix.

•

The decrease in the Fixed Networks segment in the year ended December 31, 2020 compared to the year ended December 31, 2019 is mainly attributable to lower revenue volume, different revenue mix and the resolution of a dispute with one of our vendors in Colombia in 2019, which resulted in a reversal of a previous accrual, partially offset by lower fixed expenses.

•

The decrease in the Terrestrial Infrastructure Projects segment in the year ended December 31, 2020 compared to the year ended December 31, 2019 is mainly attributable to the delays caused by COVID-19 pandemic lockdowns and quarantines which resulted in updating the timeline and cost base of some of the projects as well as the mix of revenue between the different PRONATEL regions.

Operating expenses:

	Year Ended December 31,		Percentage change
	2020	2019
	U.S. dollars in thousands

Operating expenses:
Research and development, net	26,303	30,184	(12.86)%
Selling and marketing	16,871	21,488	(21.49)%
General and administrative	14,063	18,515	(24.05)%
Merger, acquisition and related litigation expenses (income), net	(53,633)	118	-
Total operating expenses	3,604	70,305	(94.87)%

Our research and development expenses are incurred by our Fixed Networks and Mobility Solutions segments. Research and development expenses, net decreased by approximately $3.9 million in 2020 compared to 2019. The decrease in expenses is mainly related to reduction in work force and employees' scope of work for most of 2020, and lower equipment consumption and maintenance.

Selling and marketing expenses decreased by approximately $4.6 million in the year ended December 31, 2020 compared to the year ended December 31, 2019. This decrease is mainly due to reduction of employee's scope of work for most of 2020 and decrease in travel expenses due to the restricted ability to travel aboard during the COVID-19 pandemic.

General and administrative expenses decreased by approximately $4.5 million in the year ended December 31, 2020 compared to the year ended December 31, 2019. This decrease is mainly attributable to reduction in work force, reduction of our employees scope of work for most of 2020, other lower salary related payments, overhead costs and non-cash stock-based compensation expenses resulting from option modifications in 2019.

Merger, acquisition and related litigation expenses (income), net. In the year ended December 31, 2020 we had approximately $53.6 million net income, from the settlement fee from Comtech in the amount of $70 million, net of litigation and merger related expenses.

Financial expenses, net. In the year ended December 31, 2020 and 2019, we had financial expenses of $1.9 million and $2.6 million, respectively.

Taxes on income. Taxes on income are dependent upon where our profits are generated, such as the location and taxation of our subsidiaries as well as changes in deferred tax assets and liabilities recorded mainly as part of business combinations and changes in valuation allowance attributable to changes in our profit estimates in different regions. In the year ended December 31, 2020 we had taxes on income of approximately $0.8 million compared to a tax benefit of approximately $13.6 million in the year ended December 31, 2019. During the year ended December 31, 2019, we determined that the positive evidence outweighs the negative evidence for deferred tax assets in Israel and concluded that these deferred tax assets are realizable on a "more likely than not" basis. This determination was mainly due to expected future results of positive operations and earnings history.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Please see Item 5 in our Annual Report on Form 20-F for the Year ended December 31, 2019, filed on March 23, 2020 for this comparison.

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

The influence on the U.S. dollar cost of our operations in Israel relates primarily to the cost of salaries in Israel, which are paid in NIS and constitute a substantial portion of our expenses in NIS. In 2020, the rate of inflation in Israel was -0.58% and the U.S. dollar appreciated in relation to the NIS at a rate of 7.0%, from NIS 3.456 per $1 on December 31, 2019 to NIS 3.215 per $1 on December 31, 2020. If future inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of such devaluation lags behind increases in inflation in Israel, our results of operations may be materially adversely affected. In 2020 and 2019, in order to limit these risks, we entered into hedging agreements to cover certain of our NIS to U.S. dollar exchange rate exposures. In addition, in 2020 we entered into a hedging agreement to cover exposure of the BRL to U.S. dollar exchange rate exposure for expected receivables in Brazil.

Our monetary balances that are not linked to the U.S. dollar impacted our financial expenses during the 2020 and 2019 periods. This is due to heavy fluctuations in currency rates in certain regions in which we do business, mainly in Latin America, Australia and Europe. There can be no assurance that our results of operations will not be materially adversely affected by other currency fluctuations in the future.

Recently Adopted Accounting Pronouncements

On January 1, 2020, we adopted Accounting Standards Update No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, using the modified retrospective transition method. Upon adoption, we changed its impairment model to utilize a forward-looking Current Expected Credit Losses, or CECL, model in place of the incurred loss methodology for financial instruments measured at amortized cost, including our accounts receivable. The cumulative effect adjustment from adoption was immaterial to our Company’s consolidated financial statements. We are also monitor the financial implications of the COVID-19 pandemic on expected credit losses.

In January 2017, the FASB issued Accounting Standards Update (“ASU”) No. 2017-04 (ASU 2017-04) “Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment.” ASU 2017-04 eliminates step two of the goodwill impairment test and specifies that goodwill impairment should be measured by comparing the fair value of a reporting unit with its carrying amount. Additionally, the amount of goodwill allocated to each reporting unit with a zero or negative carrying amount of net assets should be disclosed. ASU 2017-04 is effective for annual or interim goodwill impairment tests performed in fiscal years beginning after December 15, 2019. The new guidance was effective on January 1, 2020 and the adoption did not have a material impact on our consolidated financial statements.

Recently Issued Accounting Pronouncements

In December 2019, the FASB issued Accounting Standards Update (“ASU”) No. 2019-12, Income Taxes (Topic 740): “Simplifying the Accounting for Income Taxes” (ASU 2019-12), which simplifies the accounting for income taxes. This guidance will be effective for us in the first quarter of 2021 on a prospective basis, and early adoption is permitted. We are currently evaluating the impact of the new guidance on our consolidated financial statements.

B.Liquidity and Capital Resources

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

As of December 31, 2020, we had cash and cash equivalents of $88.8 million and short-term and long-term restricted cash of $27.2 million. As of December 31, 2019, we had cash and cash equivalents of $74.8 million and short-term and long-term restricted cash of $27.2 million. We believe that our working capital is sufficient for our present requirements over the next 12 months.

In April 2019 we distributed for the first time, a cash dividend of $0.45 per share (approximately $24.9 million in the aggregate). Following receipt of the settlement amount from Comtech, in December 2020 we distributed a cash dividend of $0.36 per share, and in January 2021 (following the receipt of court approval) we distributed a cash dividend of $0.63 per share (approximately $20 million and $35 million, respectively). We have not adopted a general policy regarding the distribution of dividends and make no statements as to the distribution of dividends in the foreseeable future.

As of December 31, 2020, our long-term debt was approximately $4.0 million, comprised only of current maturities of long-term loans of $4.0 million. The long term loan consists of a loan that was received in December 2010 in the amount of $40 million from First International Bank of Israel, or FIBI, which bears interest of 4.77%.

In addition, in connection with the PRONATEL Regional Projects, we were required to post certain advance payment guarantees and performance guarantees with PRONATEL. These requirements were principally satisfied through surety bonds issued by Amtrust Europe Limited, or Amtrust, for the benefit of PRONATEL, through a Peruvian bank as well as through the issuance of bank guarantees by FIBI and by The Hong Kong and Shanghai Banking Corporation, or HSBC (also through a Peruvian bank). The surety bonds issued by Amtrust expired in December 2019 after completion of the relevant milestone in the PRONATEL Regional Projects. Under the arrangements with FIBI and HSBC, we are required to observe certain conditions, including the requirement to maintain an amount of restricted cash and to satisfy certain financial and other covenants. As of December 31, 2020, we are in compliance with these conditions and covenants. Our credit and guarantee agreements also contain various restrictions and limitations that may impact us. These restrictions and limitations relate to incurrence of indebtedness, contingent obligations, negative pledges, liens, mergers and acquisitions, change of control, asset sales, dividends and distributions, redemption or repurchase of equity interests, certain debt payments and modifications of loans and investments. The agreements also stipulate a floating charge on our assets to secure fulfillment of our obligations to FIBI and HSBC as well as other pledges, including a fixed pledge, on certain assets and property.

The following table summarizes our cash flows for the periods presented:

	Years Ended December 31,
	2020	2019	2018
	U.S. dollars in thousands
Net cash provided by operating activities	43,160	34,782	32,017
Net cash used in investing activities	(4,716)	(7,982)	(10,759)
Net cash used in financing activities	(24,095)	(28,936)	(2,321)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(360)	(99)	(1,490)
Net increase (decrease) in cash, cash equivalents and restricted cash	13,989	(2,235)	17,447
Cash, cash equivalents and restricted cash at beginning of the period	101,969	104,204	86,757
Cash, cash equivalents and restricted cash at end of the period.	115,958	101,969	104,204

Our cash, cash equivalents and restricted cash increased by approximately $14.0 million during the year ended December 31, 2020 as a result of the following:

Operating activities. Cash provided by our operating activities was approximately $43.2 million in 2020 compared to approximately $34.8 million in 2019. The cash provided by our operating activities in 2020 was primarily attributable to the settlement proceeds received for the cancellation of the merger agreement with Comtech, net of related costs, offset by cash usage in our operations in Peru in 2020.

Investing activities. Cash used in investing activities was approximately $4.7 million in 2020 compared to approximately $8.0 million in 2019. The decrease is due to reduced amount of purchases of property and equipment in 2020.

Financing activities. Cash used in financing activities was approximately $24.1 million in 2020 compared to cash used in financing activities of approximately $28.9 million in 2019. The cash used in financing activities is mainly due to dividend payments of $20 million in 2020 and $24.9 million in 2019 and repayments of long term loans.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Please see Item 5 in our Annual Report on Form 20-F for the Year ended December 31, 2019, filed on March 23, 2020 for this comparison.

C. Research and Development

We devote significant resources to research and development projects designed to enhance our hubs, VSATs, Satellite Communication on-the-move antennas BUCs, SSPAs and Transceivers products and to multiply the applications for which they can be used. In particular, we continue to invest into expanding our portfolio to address NGSO satellites constellations solutions, mobility applications, both IFC and maritime as well as cellular backhaul solutions. We intend to continue to devote substantial resources to complete the development of certain features, including improving functionality, support higher throughput, improving space segment utilization and network resilience, thereby contributing to reducing the cost of proposed solutions for our customers.

We conduct our research and development activities in Israel, Bulgaria, Moldova, the United States (California) and Singapore. Our Bulgarian center focuses on developments related to our Satellite Communication on-the-move antennas, or SOTM antennas and development of VSATs and baseband equipment. Our facilities in California and Singapore are dedicated to the continuing design and development of BUCs, SSPAs and Transceivers. Our facilities in Moldova and Israel work on research and development of VSATs, baseband equipment and network management. A dedicated group in our R&D center in Israel develops state-of-the-art Radio Frequency Integrated Circuits, or RFICs, for our ESA SOTM antennas.

In 2020, we invested in development of our Electronically Steerable Antennas, or ESA for IFC applications. In addition, we invested in SatCom terminals for UAV.

We devoted significant research and development resources over the last few years to the development of our SkyEdge family of products, including development of our own proprietary hardware platforms for both baseband equipment and software. In 2020, we invested heavily in improving space spectral efficiency, including release of the new VSAT platform supporting advanced coding schemas, in developing new enhanced functionality for IFC application and global bandwidth management. We continued to invest in optimizing solutions for cellular backhaul, improving throughput, supported security and resilience. We develop our own network software as well as software for our VSATs.

Our software and our internally developed hardware are proprietary, and we have implemented protective measures both of a legal and practical nature. We have obtained and registered patents in the U.S. and in various other countries in which we offer our products and services. We rely upon the copyright laws to protect against unauthorized copying of the object code of our software and upon copyright and trade secret laws for the protection of the source code of our software. We derive additional protection for our software by generally licensing only the object code to customers and keeping the source code confidential. In addition, we enter into confidentiality agreements with our customers and other business partners to protect our software technology and trade secrets. We have also obtained trademark registrations in the U.S. and various other countries for additional protection of our intellectual property. Despite all of these measures, it is possible that competitors could copy certain aspects of our technology or obtain information that we regard as a trade secret in violation of our legal rights.

We participate in various programs under which we have received and are eligible to receive research and development grants for financing research and development projects in Israel, pursuant to the provisions of The Encouragement of Industrial Research and Development Law, 1984. We are also participating in grant research programs of the European Union, Horizon 2020 and from time to time we participate in programs through bilateral R&D foundations such as Canada Israel R&D foundation (CIIRD) and BIRD foundation. With respect to some of our funding programs, we are obligated to pay royalties from the revenues derived from products developed within the framework of such programs. However, most of our programs are non-royalty bearing programs.

The following table sets forth, for the years indicated, our gross research and development expenditures, the portion of such expenditures which was funded mainly by non-royalty bearing grants and the net cost of our research and development activities:

	Years Ended December 31,
	2020	2019	2018
	(U.S. dollars in thousands)
Gross research and development costs	27,689	32,208	34,449
Less:
Grants	1,386	2,024	1,426

Research and development costs - net	26,303	30,184	33,023

D. Trend Information

The satellite communications industry is moving toward HTS technology that employs multi-beam transmission for more efficient use of space segment. In addition to GEO-HTS, new satellite constellations of HTS-MEO and HTS-LEO (NGSO) are scheduled to be launched in the coming years. With the scheduled launch of numerous HTS and NGSO satellites, we believe that the development of products using this technology for the different satellites and constellations will be an important competitive factor in the satellite communications market. We are continuing our efforts to enhance our current products and develop new ones to support this technology's advantages.

The continued increase in HTS and VHTS GEO satellites and NGSO constellations supply is projected to reduce bandwidth price. This reduction is expected to make satellite communications economically viable for additional broadband, cellular and mobility applications. Accordingly, satellite communications are expected to economically increase cellular coverage and service in rural, metro-edge, and metro areas in developed and developing countries.

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

The ongoing COVID-19 pandemic continues to have an adverse effect on our industry and the markets in which we operate. The COVID-19 outbreak has significantly impacted the travel and aviation markets in which our significant IFC customers operate and has resulted in a significant reduction of our business with some of these customers. We have also experienced postponed and delayed orders in certain other areas of our businesses. Further, the guidance of social distancing, lockdowns, quarantines and the requirements to work from home in various key territories such as Israel, Peru, China, California, Australia, Bulgaria and other countries, in addition to greatly reduced travel globally, has resulted in a substantial curtailment of business activities, which has affected and is likely to continue to affect our ability to conduct fieldwork as well as deliver products and services in the areas where restrictions are implemented by the local government. In addition, certain of our sales and support teams are unable to travel or meet with customers and the pandemic threat has caused operating, manufacturing, supply chain and project development delays and disruptions, labor shortages, travel and shipping disruptions and shutdowns (including as a result of government regulation and prevention measures). As a result, the Company experienced a significant reduction in business in 2020. In the year ended December 31, 2020, we recorded $165.9 million in revenues, a reduction of 37% compared to revenues recorded in the year ended December 31, 2019. In order to mitigate the impact of the decline in business as a result of the pandemic, we have implemented measures to reduce our expenses, including a reduction in our headcount and reducing employees’ scope of work on a global basis for most of 2020, as well as other cost savings measures. While we expect that this public health threat will be eased by global vaccination and lifted restrictions on traveling, it is still likely to continue to adversely impact us by its negative impact on our ability to generate revenues due to reduced end-market demand from IFC customers, governments and enterprises and our ability to conduct fieldwork leading to order delays and cancellations.

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

In order to guarantee our performance obligations and the down payment we received under the PRONATEL Regional Projects, we provided bank guarantees by FIBI and by HSBC and surety bonds by Amtrust through a Peruvian bank. The surety bonds issued by Amtrust expired on December 2, 2019 after reaching the relevant milestone in the PRONATEL Regional Projects. The aggregate amount of the bank guarantees issued on our behalf by HSBC and FIBI as of December 31, 2020, was approximately $93.3 million. We have provided HSBC and FIBI with various pledges and have deposited approximately $24.5 million held as restricted cash as collateral for HSBC and FIBI guarantees.

Our credit and guarantee agreements also contain various covenants, restrictions and limitations that may impact us. These covenants, restrictions and limitations relate to incurrence of indebtedness, contingent obligations, negative pledges, liens, mergers and acquisitions, change of control, asset sales, dividends and distributions, redemption or repurchase of equity interests, certain debt payments and modifications of loans and investments. The agreements also stipulate a floating charge on our assets to secure fulfillment of our obligations to FIBI and HSBC as well as other pledges, including a fixed pledge, on certain assets and property. As of December 31, 2020, the aggregate amount of bank guarantees outstanding to secure our various performance obligations was approximately $111.4 million, including an aggregate of approximately $108.7 million on behalf of our subsidiaries in Peru. We have restricted cash of approximately $25.8 million as collateral for these guarantees.

In order to guarantee our performance obligations for our current activities in Colombia, we purchased insurance from an insurance company in Colombia to guarantee our various contractual and other obligations, including our performance and our employee salary and benefit costs, of approximately 15.5 billion Colombian Pesos (approximately $ 4.5 million based on the representative rate of exchange published as of December 31, 2020).

F. Tabular Disclosure of Contractual Obligations

The following table summarizes our minimum contractual obligations as of December 31, 2020 and the effect we expect them to have on our liquidity and cash flow in future periods:

Contractual Obligations	Payments due by period (in U.S. dollars in thousands)
	Total	2021	2022-2023	2024-2025	2026-2027
Long-term loans *	4,000	4,000	-	-	-
Operating lease (mainly offices)	5,426	2,050	2,449	900	27
Space segment services	14,967	7,642	7,048	277	-
Purchase commitments (mainly inventory)	14,083	14,083	-	-	-
Total contractual cash obligations	38,476	27,775	9,497	1,177	27

(*)

Represents the current maturities of long-term loans of $4.0 million (see Item 5.B. – “Liquidity and Capital Resources”). In addition, future interest payments are not included due to variability in interest rates.

ITEM 6:DIRECTORS AND SENIOR MANAGEMENT

A.Directors and Senior Management

The following table sets forth the name, age, position(s) and a brief account of the business experience of each of the directors and executive officers:

Name	Age	Position
Dov Baharav	70	Chairman of the Board of Directors
Adi Sfadia	50	Chief Executive Officer
Amiram Boehm (3)	49	Director
Ishay Davidi	59	Director
Aylon (Lonny) Rafaeli (1) (2)(4)	67	Director
Meir Shamir (3)	69	Director
Dafna Sharir (1)(4)	52	Director
Elyezer Shkedy (1)(2)(4)(5)	62	Director
Ami Shafran (1)(2)(4)(5)	66	Director
Bosmat Halpern-Levy	46	Chief Financial Officer
Michal Aharonov	49	Vice President, Global Broadband Networks
Ron Levin	46	Vice President, Mobility and Global Accounts
Yuval Shani	55	Chief Operating Officer
Noam Rosenfeld	53	Vice President, Research & Development
Alik Shimelmits	59	Chief Technology and Product Officer
Lior Moyal	43	Vice President, Human Resources

(1)	Member of our Audit Committee.
(2)	Member of our Compensation Committee.
(3)	“Independent Director” under the applicable NASDAQ Marketplace Rules (see explanation below)
(4)	“Independent Director” under the applicable NASDAQ Marketplace Rules and the applicable rules of the SEC (see explanation below)
(5)	“External Director” as required by Israel’s Companies Law (see explanation below)

Dov Baharav has served as the Chairman of our Board of Directors since May 2014 and also served as our interim Chief Executive Officer from May 2015 until March 31, 2016. On February 16, 2021, Mr. Baharav notified the Board of his intention to retire from his position as Chairman of the Board during 2021. Mr. Baharav has served as the chairman of the board of directors of Cyberint Inc., a provider of cyber security services and products solutions, since October 2014. Mr. Baharav has served as a member of the board of directors of Mellanox Technologies Ltd., a supplier of end-to-end InfiniBand and Ethernet connectivity solutions, since November 2010 till October 2018. Mr. Baharav served as the chairman of the board of directors of Israel Aerospace Industries, Ltd., a defense and civil aerospace technology company, from July 2011 until October 2013. Mr. Baharav served as a member of the Board of directors of Allot Communications Ltd., a global provider of intelligent broadband solutions, from March 2013 until July 2014. From July 2002 until November 2010, Mr. Baharav served as president and chief executive officer of Amdocs Limited, a communications services company. He also served as a member of Amdocs’ board of directors and executive committee from July 2002 until November 2010. Mr. Baharav joined Amdocs in 1991 as vice president and then became president of Amdocs’ principal U.S. subsidiary, Amdocs, Inc., and served as chief financial officer of Amdocs from 1995 until June 2002. From 1983 until 1991, Mr. Baharav served as chief operating officer of Oprotech Ltd., an electro-optical device company. Mr. Baharav is Chairman of the scholarship fund of the College of Management Academic Studies in Rishon Lezion, Israel. Mr. Baharav holds a Bachelor of Science degree in Physics and Accounting, as well as an M.B.A. degree from Tel Aviv University, Israel.

Adi Sfadia has served as our Chief Executive Officer since November 2020. Prior to that Mr. Sfadia served as Interim Chief Executive Officer as of July 2020 and before that, as our Chief Financial Officer since November 2015. Prior to joining Gilat Mr. Sfadia served as CFO of Starhome Ltd., a wholly owned subsidiary of Fortissimo Capital, from January 2013. From 2008 to 2013, Mr. Sfadia served as CFO of Radvision Ltd. (previously traded on NASDAQ and TASE). From 2004 until 2008, Mr. Sfadia served as Radvision’s Corporate Controller and Vice President of Finance. Prior to that, Mr. Sfadia served in several senior financial positions in Israeli companies, where he gained wide financial and managerial experience. Mr. Sfadia served five years in a public accounting position with Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global. Mr. Sfadia holds a B.A. degree in Business Administration and an M.B.A. degree (magna cum laude) from The College of Management in Tel Aviv and Rishon Lezion, and is a Certified Public Accountant in Israel.

Amiram Boehm has served on our Board of Directors since December 2012. Mr. Boehm has been a Partner in the FIMI Opportunity Funds, Israel’s largest group of private equity funds, since 2004. Mr. Boehm serves as a director of Ham-Let (Israel-Canada) Ltd., Hadera Paper Ltd. (TASE), Rekah Pharmaceuticals Ltd (TASE), KAMADA Ltd. (NASDAQ and TASE), TAT Technologies Ltd. (NASDAQ and TASE), PCB Technologies Ltd. (TASE), DelekSon Ltd and Galam Ltd. Mr. Boehm previously served as the Managing Partner and Chief Executive Officer of FITE GP (2004), and as a director of Ormat Technologies Inc. (NYSE, TASE), Scope Metal Trading, Ltd. (TASE), Inter Industries, Ltd. (TASE), NOVOLOG (Pharm-Up 1966) Ltd. (TASE), Global Wire Ltd. (TASE), Telkoor Telecom Ltd. (TASE), Dimar Cutting Tools Ltd and Solbar Industries Ltd. (previously traded on the TASE). Prior to joining FIMI, from 1999 until 2004, Mr. Boehm served as Head of Research of Discount Capital Markets, the investment arm of Israel Discount Bank. Mr. Boehm holds a B.A. degree in Economics and a LL.B. degree from Tel Aviv University, Israel and a Joint M.B.A. degree from Northwestern University and Tel Aviv University, Israel.

Ishay Davidi has served on our Board of Directors since December 2012. Mr. Davidi is the Founder and has served as Chief Executive Officer of the FIMI Opportunity Funds, Israel’s largest group of private equity funds, since 1996. Mr. Davidi currently serves as Chairman of the board of directors of Hadera Paper Ltd. (TASE) and Polyram plastics, , and as director at Ham-Let (Israel-Canada) Ltd. (TASE), Rekah Pharmaceuticals Ltd. (TASE), Ben Ari holdings Ltd, Tadir-Gan Precision materials (TASE), C. Mer Industries Ltd. (TASE), GI Ltd., (TASE), SOS Ltd., DelekSon Ltd., Bet Shemesh Engines Holdings (TASE), Kamada Ltd (TASE and NASDAQ) and P.C.B Technologies Ltd (TASE) and RIMONI Industries Ltd. (TASE). Mr. Davidi previously served as the Chairman of the board of directors of Inrom Industries Ltd. Dimar Cutting Tools Ltd.; Retalix (previously traded on NASDAQ and TASE) from August 2008 until January 2010, of Tefron Ltd. (New York Stock Exchange and TASE) and of Tadir-Gan (TASE), and as a director at Novolog Pharm Up 1966 Ltd (TASE), Ormat Industries Ltd. (previously traded on TASE), Tadiran Communications Ltd. (TASE), Lipman Electronic Engineering Ltd. (NASDAQ and TASE), Merhav Ceramic and Building Materials Center Ltd. (TASE), TAT Technologies Ltd. (NASDAQ and TASE), Orian C.M. Ltd. (TASE), Ophir Optronics Ltd., Overseas Commerce Ltd, (TASE), Scope Metals Group Ltd. (TASE) and Formula Systems Ltd. (NASDAQ and TASE). Prior to establishing FIMI, from 1993 until 1996, Mr. Davidi was the Founder and Chief Executive Officer of Tikvah Fund, a private Israeli investment fund. From 1992 until 1993 Mr. Davidi was the Chief Executive Officer of Zer Science Industries Ltd., a developer of diagnostics equipment for the healthcare industry. Mr. Davidi holds a B.Sc. degree in Industrial and Management Engineering from Tel Aviv University, Israel, and a M.B.A. degree from Bar Ilan University, Israel.

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

Major General (ret.) Elyezer Shkedy, has served on our Board of Directors since June 2017. Mr. Shkedy is a business development manager and consultant. From January 2010 to March 2014, Mr. Shkedy was the Chief Executive Officer of El-Al Israel Airlines. Prior to joining El-Al, Mr. Shkedy served as Commander of the Israeli Air Force, from April 2004 until May 2008, after a long career as a fighter pilot and moving up through several command positions in the Israeli Air Force. Mr. Shkedy serves as member of managing boards at several other non-profit companies and organizations. Previously, in 2018- 2019, Mr. Shkedy served as board member in Paz Oil Company, Ltd. (TASE), and between 2015 – 2020 served as chairman of the board (pro bono) at Osim Shinui Shamaym Vearetz Ltd., a company for a public cause. Mr. Shkedy holds an M.A. degree (with distinction) in Systems Management from NPS, the Naval Postgraduate School in Monterey, California, U.S. and a B.Sc. degree in Mathematics and Computer Science (with distinction) from Ben Gurion University in Israel.

Major General (ret.) Ami Shafran, has served on our Board of Directors since January 2021. Mr. Shafran has served since 2018 as a venture partner at Moneta Capital, an Israeli venture capital fund focused in the Fintech and Insuretech domains. Mr. Shafran serves as Chairman of the Board at Native Alpha Cybertech Management Ltd. as of 2021. Since 2020, Mr. Shafran has served as director at Gencell (TASE). Since 2013, Mr. Shafran has served as the head of the Cyber Innovation Center at Ariel University. From 2006 through 2011, Mr. Shafran served as Commander of the information, communications and cyber command (C4I of the Israel Defense Force). In 2002, Mr. Shafran served as head of the research and development unit of the Israeli Ministry of Defense, MAFAT (chief of science) and chief of staff of the Ministry of Defense and the Research and Development Attaché at the Israeli Embassy in Washington DC. Mr. Shafran had also served as director of Rafael Advance Defense Systems Ltd for three years. Since 2017, Mr. Shafran serves as a director of Paz Group (TASE), as a non-executive chair of Elsight (Australian Stock Exchange or ASX), and as head of the advisory board at Security Matters (ASX). Mr. Shafran has served as Chairman of the Board of Pazkar Ltd. and Paz Lub Ltd., as a member of the board of directors of Waterfall Security Solutions, ISI - ImageSat International N.V. and as President of Enigmatos Ltd., an automotive cyber security company and other non-public companies. . Mr. Shafran holds a B.Sc. degree in Electrical Engineering from the Ben Gurion University in Israel and a M.B.A. degree from the Tel Aviv University.

Bosmat Halpern-Levy has served as our Chief Financial Officer (CFO) since December 2020. Prior to that Ms. Halpern-Levy served as our interim CFO from August 2020 and before that as our AVP finance and Director of Finance from June 2014. Prior to joining Gilat, Ms. Halpern-Levy served as CFO of Radvision Ltd., a wholly owned subsidiary of Avaya Inc., from 2012 to 2014 and as Director of Finance from 2011 to 2012. Prior to that, Ms. Halpern-Levy served in several senior financial positions in Israeli companies. Ms. Halpern-Levy also served in public accounting positions with Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, and KPMG Somekh-Chaikin. Ms. Halpern-Levy holds a B.A. degree in economics and accounting (summa cum laude) from the Ruppin Academic Center, and is a Certified Public Accountant in Israel.

Michal Aharonov has served as our Vice President, Global Accounts and Telecom Services since October 2015 and was promoted in August 2017 to Vice President, Global Broadband Networks. Prior to joining Gilat, from 2013 until 2015, Ms. Aharonov served as Vice President, Head of Sales and Services at Essence Group. Prior thereto, Ms. Aharonov served as Vice President, Global Strategic Sourcing at Amdocs, after having served since 2000 in various positions at Amdocs. Ms. Aharonov holds a Master’s degree in Public Administration focusing on financial information systems from Clark University (U.S). and a B.A. degree in Business Management and Finance from the College of Management – Academic Studies in Tel Aviv, Israel.

Ron Levin has served as our Vice President, Mobility and Global Accounts since 2016. He leads our activities in air, land and maritime mobility as well as our business with Satellite Operators on HTS/VHTS and NGSO constellations. Prior to joining Gilat, he headed Strategic Sales at ECI Telecom, a leading telecom equipment provider. Previously Mr. Levin headed Product Management at Jungo Software Technologies, a software company of home and small business gateways, which was later acquired by NDS and Cisco. Mr. Levin holds a M.Sc. degree in Management from the University of Tel Aviv and a B.Sc. degree in Computer Engineering from the Technion, Israel Institute of Technology, in Israel.

Yuval Shani has served as our Chief Operating Officer since August 2017. Mr. Shani has over 20 years of executive experience in the fields of Global Operations, Supply Chain and Delivery Management. Prior to joining Gilat, from 2014 to 2017, Mr. Shani served as Vice President Global Operations at Lumenis. Previously, he headed Global Operations and Manufacturing at Check Point. Mr. Shani has also worked at Microsemi as Vice President Operations and General Manager of the company’s Israeli site. During his career, Mr. Shani has served in various management positions in high growth public companies such as Nice and 3Com, and has been the lead person responsible for the implementation of operational excellence practices. Mr. Shani holds an M.B.A. degree, specializing in Finance, and a B.A. degree (cum laude) in Economics & Management, both from Manchester University.

Noam Rosenfeld has served as our Vice President of Research & Development since June 2019. Prior to joining Gilat, from 2015 to 2019, Mr. Rosenfeld headed the global R&D and the Cyber Security business unit at Verint Systems Inc., a leading cyber intelligence solutions provider. Mr. Rosenfeld previously served as the Cyber Defense Commander of the Israeli Defense Forces (IDF) & Head of the C4I and HLS military software house. Mr. Rosenfeld is a Colonel (Res.) in the IDF and holds B.Sc. degree in Computer Science from the Technion, Israel Institute of Technology.

Alik Shimelmits has served as our Chief Technology and Product Officer since October 2019, and prior to that he has served as our Vice President, Research and Development for over six years. Prior to joining Gilat Mr. Shimelmits served as Head of Transport Networks R&D for ECI Telecom Ltd. and prior to that as VP Research and Development for Axerra Networks Ltd. Mr. Shimelmits also held various technical and managerial positions at ECI Telecom, having last served there as Associate Vice President R&D, Software Development, SDH Product Line. Mr. Shimelmits holds a M.Sc. degree in Applied Mathematics from Moscow Institute of Electronics and Mathematics and a B.Sc. degree in Computer Science from Moscow Institute of Chemical Engineering.

Lior Moyal has served as our VP Human Resources as of August 2020. Prior to that and since March 2017, Mss. Moyal served as Director of Human Resources of Wavestream, our US subsidiary, and before that, as our Global Organization Development Manager & HR Business Partner since n January 2016. Prior to joining Gilat, Ms. Moyal was HR Business Lead at Amdocs after serving in several positions since 2002 and served as a Human Capital Captain in the IDF before that. Ms. Moyal holds a MA in Organization Development from the Polytechnic University and BA in Social Science from the Open University.

B.Compensation of Directors and Officers

The following table sets forth the aggregate compensation paid to or accrued on behalf of all of our directors and officers as a group for the year ended December 31, 2020:

	Salaries, Fees, Directors’ Fees, Commissions and Bonuses (1)	Amounts Set Aside for Pension, Retirement and Similar Benefits
All directors and officers as a group (18 persons) (2)	$3,139,228	$508,044

(1)

Includes bonuses and equity-based compensation accrued in 2020, but does not include business travel, professional and business association dues and expenses reimbursed to our directors and officers, and other benefits commonly reimbursed or paid by companies in Israel.

(2)	Includes two officers who ceased to hold office during 2020 and replaced by newly appointed officers.

In accordance with Israeli law requirements, the table below sets forth the compensation paid to our Chief Executive Officer and the five most highly compensated senior office holders (as defined in the Companies Law) with respect to the year ended December 31, 2020, in accordance with the expenses recorded in our financial statements for the year ended December 31, 2020. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, and in accordance with the above mentioned securities regulations, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation.

Summary Compensation Table Information Regarding the Covered Executive in U.S. dollars (1)

Name and Principal Position(2)	Base Salary	Benefits and Perquisites(3)	Variable Compensation(4)	Equity-Based Compensation(5)	Total
Adi Sfadia, CEO	218,782	59,408	-	47,158	325,348
Yona Ovadia, Former CEO	366,510	112,751	-	425,100	904,361
Noam Rozenfeld, Vice President, Research and Development	211,010	59,329	45,850	56,500	372,689
Alik Shimelmits, Chief Technology and Product Officer	199,085	58,937	31,600	76,713	366,335
Yuval Shani, Chief Operating Officer	218,782	51,148	-	72,953	342,883
Michal Aharonov, Vice President, Global Fixed Networks	218,782	56,615	-	59,106	334,503

(1)	All amounts reported in the table are in terms of cost to our company, as recorded in our financial statements.
(2)

All executive officers listed in the table were employed on a full-time basis during 2020, excluding Mr. Ovadia who stepped down from office in July 2020. The compensation information in the table above includes compensation accrued for full year 2020.

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

(4)

Amounts reported in this column refer to Variable Compensation such as commission, incentive and bonus payments payable upon conditions met in the year ended December 31, 2020 and recorded in our financial statements.

(5)

Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2020, with respect to equity-based compensation granted to the Covered Executive.

In accordance with the approval of our shareholders and in accordance with Israeli corporate law regarding compensation of external directors, each of our non-employee directors and external directors (all of our current directors except for our Chairman of the Board of Directors) is entitled to receive annual compensation payable quarterly of approximately NIS 93,690 (currently equivalent to approximately $28,564), and an additional fee of approximately NIS 1,924 (currently equivalent to approximately $586) for each board or committee meeting attended. In addition, Board members are compensated for telephone participation in board and committee meetings in an amount of 60% of what would be received for physical attendance and for written resolutions in an amount equal to 50% of same. All the above amounts are linked to changes in the Israeli consumer price index as of September 2014 and subject to changes in the amounts payable pursuant to Israeli law from time to time.

As of December 31, 2020, our directors and executive officers as a group, consisting of 16 persons, held options to purchase an aggregate of 1,021,398 ordinary shares, having exercise prices ranging from $2.96 to $9.15 (adjusted due to distribution of dividend in December 2020). A subsequent adjustment to the exercise price was made in 2021 due to the distribution of a $0.63 dividend per share in January 2021. Generally, the options granted to our directors, vest over a three-year and the options granted to our executive officers vest over a four-year period. The options will expire between 2021 and 2025. All of such options were awarded under our stock option plans described in Item 6E - “Directors, Senior Management and Employees - Share Ownership - 2008 Share Incentive Plan”.

Chairman Services. Mr. Baharav serves as Chairman of the Board of Directors of our company since May 2014. Since May 2018, Mr. Baharav is entitled (directly or through his controlled company) to: (i) a monthly fee in the amount of NIS 22,000 (approximately $6,707); (ii) payment of the cash value of various fringe benefits, in an aggregate amount of up to NIS 9,350 (approximately $2,850) per month, which is equal to the employer’s cost that would have been incurred by us for such benefits if the Chairman served in an employee status; and (iii) full time office space and secretarial assistance and reimbursement for out-of-pocket expenses incurred by him in connection with his service. Mr. Baharav is also entitled to an annual cash bonus plan of 6 base monthly salaries for the years 2019 to 2021, upon achievement of a threshold of 80% of the company’s target operating profit metric. Additionally, Mr. Baharav may be eligible for an over- achievement bonus of up to 3 base monthly salaries. Our current agreement with Mr. Baharav is for a three-year term ending in May 2021. However, we may terminate the agreement prior to the end of its term by providing two months paid notice and an additional two months’ salary. In February 2021, Mr. Baharav informed the company that he plans to retire from his role as Chairman of the Board of Directors during 2021.

CEO. Mr. Sfadia has served as our Chief Executive Officer since November 2020. Prior to that, Mr. Sfadia served as Interim Chief Executive Officer since July 2020 and before that, as our Chief Financial Officer since November 2015. Under his employment agreement, Mr. Sfadia was entitled to a monthly salary in the amount of NIS 72,000 (approximately $21,951), which was increased to NIS 110,000 from the beginning of 2021 (approximately $33,536) and fringe benefits including social benefits, annual vacation and reimbursement of expenses. Mr. Sfadia is also entitled to an annual cash bonus plan of 6 base monthly salaries for the years 2021 to 2023, upon achievement of a threshold of 80% of the company’s target operating profit metric. Additionally, Mr. Sfadia may be eligible for an over- achievement bonus of up to 2.5 base monthly salaries. In January 2021 Mr. Sfadia was granted options to purchase 400,000 ordinary shares at an exercise price of $6.22 per share (following a subsequent adjustment due to distribution of a $0.63 per share cash dividend in 2021). The grant of options of January 2021 is subject to the approval of our shareholders. The options were granted under our 2008 Option Plan and will vest over a period of four years so long as Mr. Sfadia continues to be employed by the Company. The options will remain exercisable for 12 months following cessation or termination of service (other than for cause). All options are subject to acceleration upon a change in control event. The options will expire on the sixth anniversary of the date of the grant.

In accordance with the Israeli Companies Law, we adopted an Executive Compensation Policy for our executive officers and directors. The purpose of the policy is to describe our overall compensation strategy for our executive officers and directors and to provide guidelines for setting their compensation, as prescribed by the Israeli Companies Law. In accordance with the Israeli Companies Law, the Executive Compensation Policy must be reviewed and readopted at least once every three years. The policy was last amended in December 2020.

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

In the event that the Executive Compensation Policy is not approved by our shareholders, the compensation committee and the board of directors may still approve the policy, if the compensation committee and the board of directors determine, based on specified reasons and following further discussion of the matter, that the compensation policy is in the best interests of the company.

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

C.Board Practices

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

At least one of the external directors is required to qualify as a financial and accounting expert, as determined by the board of directors. Our Board of Directors has determined that both Mr. Ami Shafran and Mr. Elyezer Shkedy have “accounting and financial expertise” as defined by the Israeli Companies Law.

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

Our Board of Directors currently has two external directors under Israeli law: (i) Mr. Ami Shafran, whose term expires in January 2024; and (ii) Mr. Elyezer Shkedy whose term expires in June 2023.

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

Our Audit Committee consists of Mr. Shafran, Ms. Sharir, Mr. Shkedy and Mr. Rafaeli. All of the members of our Audit Committee satisfy the respective “independence” requirements of the Securities and Exchange Commission and NASDAQ, and the composition of our Audit Committee satisfies the audit committee composition requirements of the Israeli Companies Law. Our Board of Directors has determined that both Mr. Shafran and Mr. Shkedy qualify as Audit Committee financial experts, as required by the rules of the Securities and Exchange Commission and NASDAQ.

Compensation Committee. Under the Israeli Companies Law, publicly traded companies must establish a compensation committee, including an external director serving as chair of the compensation committee. The compensation committee must consist of at least three members and must include all of the company’s external directors. The additional members of the compensation committee must satisfy the criteria for remuneration applicable to the external directors.

Our Compensation Committee consists of Mr. Shafran, Mr. Shkedy and Mr. Rafaeli. All of the members of our Compensation Committee are independent directors, within the meaning of NASDAQ rules and the composition of our Compensation Committee complies with the compensation committee composition requirements of the Israeli Companies Law.

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

Directors’ Service Contracts

There are no arrangements or understandings with any of our directors providing for benefits upon termination of their employment or service as directors of our company or any of our subsidiaries, other than with our Chairman of the Board, Mr. Dov Baharav. Our current agreement with Mr. Baharav is for a three year term ending in May 2021, however we may terminate the agreement prior to the end of its term by providing two months’ paid notice and an additional two months’ salary. In February 2021, Mr. Baharav informed our company that he plans to retire from his role as Chairman of the Board of Directors during 2021.

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

D.Employees

We consider our employees the most valuable asset of our company. We offer competitive compensation and comprehensive benefits to attract and retain our employees. The remuneration and rewards include retention through share-based compensation and performance-based bonuses to our key employees.

We believe that an engaged workforce is key to maintaining our ability to innovate. We invest in our employees’ career growth and development is an important focus for us. We offer learning opportunities and training programs including workshops, guest speakers and various conferences to enable our employees to advance in their chosen professional paths.

We are committed to providing a safe work environment for our employees in compliance with applicable regulations. We have taken necessary precautions in response to the recent COVID-19 outbreak, including offering employees flexibility to work from home and mandatory social distancing requirements in the workplace.

As of December 31, 2020, we had 779 full-time employees, including 251 employees in engineering, research and development, 304 employees in manufacturing, operations and technical support, 67 employees in marketing and sales, 86 employees in administration and finance and 71 in other departments. Of these employees, 262 were based in our facilities in Israel, 132 were employed in the U.S., 200 were employed in Latin America and 185 were employed in Asia, the Far East and other parts of the world. As part of our cost-cutting measures in response to the negative impact of the COVID-19, we implemented a decrease in headcount resulting in a decrease of 111 employees worldwide since December 31, 2019.

As of December 31, 2019, we had 864 full-time employees, including 260 employees in engineering, research and development, 348 employees in manufacturing, operations and technical support, 71 employees in marketing and sales, 113 employees in administration and finance and 72 in other departments. Of these employees, 307 were based in our facilities in Israel, 131 were employed in the U.S., 219 were employed in Latin America and 207 were employed in Asia, the Far East and other parts of the world. These numbers reflect a decrease in headcount since December 31, 2018 of 148 employees worldwide, resulting mainly from the decrease in headcount in Colombia due to the conclusion of the performance of our project for the Ministry of ITC.

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

We provide our employees around the world with fringe benefits in accordance with applicable law and we are subject to various labor laws and labor practices around the world. Rulings by Israel’s National Labor Court and Israel’s largest labor union’s bylaws substantially facilitate the organization of a labor union in companies in Israel. We and our employees are not parties to any collective bargaining agreements and our employees are not represented by any labor union. However, certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Manufacturers’ Association of Israel) are applicable to all Israeli employees by order of the Israeli Minister of Economy and Industry. These provisions principally concern the length of the work day and the work week, minimum wages for workers, contributions to a pension fund, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment. These provisions are modified from time to time.

Israeli law generally requires severance pay upon termination, resignation in certain instances or death of an employee. Our ongoing severance obligations are in the most part funded by making monthly payments to approved severance funds or insurance policies, with the remainder accrued as a long-term liability in our consolidated financial statements. In addition, Israeli employees and employers are required to pay specified amounts to the National Insurance Institute, which is, in essence, parallel to the U.S. Social Security Administration. Our permanent employees are generally covered by life and pension insurance policies providing customary benefits to employees, including retirement and severance benefits.

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

E.Share Ownership

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

As of December 31, 2020, our directors and executive officers as a group (16 persons) held options to purchase 1,021,398 of our ordinary shares under our share options plans (described below), exercisable at a weighted average exercise price of $5.86 per share (adjusted due to distribution of a dividend in December 2020). A subsequent adjustment to the exercise price was made due to the distribution of a $0.63 dividend in January 2021. These options have expiration dates ranging from September 2021 to October 2025.

2008 Share Incentive Plan

In October 2008, our Board of Directors adopted the 2008 Share Incentive Plan, or the 2008 Plan, for issuance of options, restricted share units, or RSUs, and other forms of equity based awards to our directors, officers, consultants and employees. The term of the 2008 Plan had been extended by an additional ten-year period, commencing in October 2015. Our Board of Directors also adopted a sub-plan to enable qualified optionees certain tax benefits under the Israeli Income Tax Ordinance. Following increases approved by our Board of Directors, the total number of ordinary shares reserved for issuance of options under the 2008 Plan is 7.02 million shares. As of December 31, 2020, we have granted options to purchase 5,470,426 ordinary shares under the 2008 Plan (excluding options that were granted and cancelled), pursuant to which 2,130,547 ordinary shares have been issued as of December 31, 2020. As of December 31, 2020, we had outstanding options to purchase 2,776,778 ordinary shares, with exercise prices ranging from $2.96 to $9.15 per share (adjusted due to the distribution of a dividend in December 2020). A subsequent adjustment was made to the exercise price due to the distribution of a $0.63 dividend per share in January 2021. Such options expire at various times from January 2021 to November 2025. As of December 31, 2020 there were no outstanding RSUs under this plan.

In February 2019, the 2008 Plan was amended to include a dividend adjustment, whereby unless otherwise is resolved by the Board of Directors, the exercise price of each outstanding share option (whether vested or not) (as such term is defined in the 2008 Plan), shall be reduced by an amount equal to the cash dividend per share distributed on the applicable distribution date. For example, following the dividend distribution in April 2019, the exercise price of each outstanding share option was reduced by $0.45 and following the dividend distribution in December 2020 and January 2021, the exercise price of each outstanding share option was reduced by $0.36 and $0.63, respectively. In addition, the amendment stipulates that the administrating committee may apply a “net exercise” payment method, whereby a certain number of ordinary shares to which a participant is entitled, may be withheld according to the formula set forth in the amendment.

The term of the options granted under the 2008 Plan is six years, subject to the terms of the specific plan and grant letter.

The options granted under the 2008 Plan to our executives generally vest over a four-year period. The options granted under the 2008 Plan to our directors generally vest ratably each quarter over a three-year period except in the case of the grant to our Chairman of the Board of Directors, in which the options vest ratably each quarter over a four-year period.

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

Options issued pursuant to the 2008 Plan may be granted to our and our subsidiaries’ directors, officers, consultants and employees. Pursuant to the terms of the Plan, the exercise price of incentive share options must be not less than the closing price of our ordinary shares on NASDAQ on the date of grant of the options or, if the closing price is not quoted on such date, on the preceding trading day.

Options are exercisable and restrictions on disposition of shares lapse according to the terms of the applicable plan and of the individual agreements under which such options were granted or awards issued.

ITEM 7:MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares, as of March 2, 2021, by each person who we believe beneficially owns 5% or more of our outstanding ordinary shares and all of our directors and executive officers as a group.

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. The percentage ownership of each such person is based on the number of ordinary Shares outstanding as of March 2, 2021 and includes the number of ordinary shares underlying options and RSUs that are exercisable within sixty (60) days from the date of March 2, 2021 Ordinary Shares subject to these options and RSUs are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options and RSUs, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person. The information in the table below is based on 56,432,490 Ordinary Shares outstanding as of March 2, 2021. Each of our outstanding ordinary shares has identical rights in all respects. The information in the table below with respect to the beneficial ownership of shareholders is based on the public filings of such shareholders with the SEC through March 2, 2021 and information provided to us by such shareholders.

Name	Number of Shares	Percent
FIMI Funds (1)	14,901,865	26.4%
Mivtach Shamir Holdings Ltd. (2)	4,316,768	7.6%
Yelin Lapidot Holdings Management Ltd.(3)	2,967,963	5.25%
All directors and executive officers as a group (16 persons) (4)	135,517	0.24%

____________________________________________________

(1)

Based on a Schedule 13D/A filed on February 22, 2021 with the SEC and information provided to us by such shareholder, FIMI Opportunity IV, L.P., FIMI Israel Opportunity IV, Limited Partnership (the “FIMI IV Funds”), FIMI Opportunity V, L.P., FIMI Israel Opportunity Five, Limited Partnership (the “FIMI V Funds” and together with the FIMI IV Funds, the “FIMI Funds”), FIMI IV 2007 Ltd., FIMI FIVE 2012 Ltd., Shira and Ishay Davidi Management Ltd. and Mr. Ishay Davidi share voting and dispositive power with respect to the 14,901,865 Gilat Shares held by the FIMI Funds. FIMI IV 2007 Ltd. is the managing general partner of the FIMI IV Funds. FIMI FIVE 2012 Ltd. is the managing general partner of the FIMI V Funds. Shira and Ishay Davidi Management Ltd. controls FIMI IV 2007 Ltd. and FIMI FIVE 2012 Ltd. Mr. Ishay Davidi controls Shira and Ishay Davidi Management Ltd. and is the Chief Executive Officer of all the entities listed above. The principal business address of each of the above entities and of Mr. Davidi is c/o FIMI IV 2007 Ltd., Alon Building 2, 94 Yigal Alon St., Tel-Aviv 6789139, Israel.

(2)

Based on a Schedule 13G/A filed on April 7, 2016 with the SEC by Mivtach Shamir Holdings Ltd. and information provided to us by such shareholder. The principal office of Mivtach Shamir Holdings Ltd. is 27 Habarzel Street, Tel-Aviv.

(3)

Based on Schedule 13G/A filed on February 2, 2021, with the SEC by Yelin Lapidot Holdings Management Ltd., or Yelin Lapidot, Dov Yelin, and Yair Lapidot. The principal office of Yelin Lapidot and Messrs. Yelin and Lapidot is 50 Dizengoff St., Dizengoff Center, Gate 3, Top Tower, 13th floor, Tel Aviv 64332, Israel.

(4)	As of March 2, 2021, all directors and executive officers as a group (16 persons) held 135,517 options that are vested or that vest within 60 days of March 2, 2021

Significant Changes in the Ownership of Major Shareholders

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

As of March 2, 2021, our major shareholders were FIMI Funds, beneficially owning 14,901,865 ordinary shares (approximately 26.4% ownership), Mivtach Shamir Holdings Ltd. beneficially owning 4,316,768 ordinary shares (approximately 7.6% ownership) and Yelin Lapidot Holdings Management Ltd. beneficially owning 2,967,963 ordinary shares (approximately 5.25% ownership).

Major Shareholders Voting Rights

The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares, except to the extent that they hold more than 14% and as such, they will have a right to appoint a director, subject to certain conditions set forth in our Articles of Association.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of March 2, 2021, there were 73 holders of record of our ordinary shares, of which 52 record holders holding approximately 84.98% of our ordinary shares had registered addresses in the U.S. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees, including CEDE & Co., the nominee for the Depositary Company (the central depositary for the U.S. brokerage community), which held approximately 84.97%of our outstanding ordinary shares as of said date.

B.Related Party Transactions

Since 2014, our Board of Directors has approved our entering into several agreements for the purchase of infrastructure, construction and services from C. Mer Industries Ltd., or C. Mer. FIMI holds approximately 36.6% of C. Mer’s share capital and our director, Ishay Davidi, is also a member of the board of directors of C. Mer, a publicly traded company (TASE). These transactions were approved by our Audit Committee and Board of Directors in accordance with the requirements of the Israeli Companies Law. In the three years ending on December 31, 2020, our total expenses related to these transactions amounted to $2.2 million.

In addition, in December 2015 we entered into a memorandum of understanding with Orbit Communication Systems, or Orbit, a publicly traded company (TASE), for development and manufacturing of antenna and related services. In August 2017, FIMI acquired approximately 33.4% of Orbit’s share capital, and in November 2019 extended its shareholdings to approximately 41.7%. Representatives of FIMI serve on Orbit’s board of directors. This transaction was ratified by our Audit Committee and Board of Directors in accordance with the requirements of the Israeli Companies Law. Our total purchases received from Orbit in the period starting in the three years ending on December 31, 2020 amounted to $1.3 million.

C.Interests of Experts and Counsel

Not applicable.

ITEM 8:FINANCIAL INFORMATION

A.Consolidated Statements

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

In 2003, the Brazilian tax authority filed a claim against our inactive subsidiary in Brazil, SPC International Ltda, for the payment of taxes allegedly due from the subsidiary. After numerous hearings and appeals at various appellate levels in Brazil, the Supreme Court ruled against the subsidiary in final non-appealable decisions published in June 2017. As of December 31, 2020, the total amount of this claim, including interest, penalties and legal fees is approximately $6.8 million, of which approximately $0.8 million is the principal. The Brazilian tax authorities initiated foreclosure proceedings against the subsidiary and certain of its former managers. The foreclosure proceedings against the former manager were cancelled by court in a final and not appealable decision issued in July 2017. While foreclosure and other collection proceedings are pending against the subsidiary, based on Brazilian external counsel’s opinion, we believe that the subsidiary has solid arguments to sustain its position that further collection proceedings and inclusion of any additional co-obligors in the tax foreclosure certificate are barred due to statute of limitation and that the foreclosure procedures cannot legally be redirected to other group entities and managers who were not initially cited in the foreclosure proceeding due to the passage of the statute of limitation. Accordingly, we believe that the chances that such redirection will lead to a loss recognition are remote.

In 2014, our Peruvian subsidiary, Gilat To Home Peru, or GTH Peru, initiated arbitration proceedings in Lima against the Ministry of Transport and Communications of Peru, or MTC, and PRONATEL. The arbitration was related to the PRONATEL projects awarded to us in 2000-2001. Under these projects, GTH Peru provided fixed public telephony services in rural areas of Peru. Our subsidiary’s main claim was related to damages caused by the promotion of mobile telephony in such areas by the Peruvian government in the years 2011-2015. In June 2018, the arbitration tribunal issued an arbitration award ordering MTC and PRONATEL to pay our subsidiary approximately $14 million. MTC applied to the Superior Court in Lima to declare such award null and void. In July 2019, the Superior Court rejected the annulment action. MTC filed a protective constitutional action against such ruling. In September 2019, the 11th Constitutional Court in Lima rejected MTC’s action declaring it inadmissible. MTC appealed the resolution, which is currently pending. In parallel, in July 2019, we have initiated proceedings at the 17th Civil Chamber specialized in Commercial Matters of the Superior Court of Justice of Lima for enforcement of the arbitration award. Based on the advice of counsel, such proceedings are expected to continue for five years or more. MTC’s objection to the enforcement proceedings was denied. In October 2019, our subsidiary initiated additional arbitration proceedings against MTC and PRONATEL based on similar grounds for the years 2015-2019. MTC filed its defense denying our subsidiary’s claims.

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

In addition, we are in the midst of different stages of audits and disputes with various tax authorities in different parts of the world. Further, we are defendant in various other lawsuits, including employment-related litigation claims and may be subject to other legal proceedings in the normal course of our business. While we intend to defend the aforementioned matters vigorously, we believe that a loss in excess of our accrued liability with respect to these claims is not probable.

Dividend Policy

On April 2019, we distributed for the first time a cash dividend of $0.45 per share (approximately $24.9 million in the aggregate). Following receipt of the settlement amount from Comtech, in December 2020 we distributed a cash dividend of $0.36 per share, and in January 2021 (following receipt of court approval) we distributed a cash dividend of $0.63 per share (approximately $20 million and $35 million, respectively). We have not adopted a general policy regarding the distribution of dividends and make no statements as to the distribution of dividends in the foreseeable future. The terms of some of our financing arrangements restrict us from paying dividends to our shareholders and require prior approval of certain banks which provide us with credit facilities and guarantees. Israeli law limits the distribution of cash dividends to the greater of retained earnings or earnings generated over the two most recent years, in either case provided that we reasonably believe that the dividend will not render us unable to meet our current or foreseeable obligations when due. Notwithstanding the foregoing, dividends may be paid with the approval of a court (such as in the case of the recent January 2021 dividend), provided that there is no reasonable concern that such dividend distribution will prevent the company from satisfying its current and foreseeable obligations, as they become due. Our Articles of Association provide that no dividends shall be paid otherwise than out of our profits and that any such dividend shall carry no interest. For information regarding taxation of dividend, see ITEM 10.E – “Additional Information - Taxation - Israeli Tax Consequences of Holding Our Stock - Dividends”.

B.Significant Changes

Not applicable.

ITEM 9:THE OFFER AND LISTING

A.Offer and Listing Details

Our ordinary shares are listed on the NASDAQ Global Select Market under the symbol “GILT” and are also traded on the TASE.

B.Plan of Distribution

Not applicable.

C.Markets

Our ordinary shares are listed on the NASDAQ Global Select Market under the symbol “GILT” and are also traded on the TASE.

D.Selling Shareholders

Not applicable.

E.Dilution

Not applicable.

F.Expense of the Issue

Not applicable.

ITEM 10:ADDITIONAL INFORMATION

A.Share Capital

Not applicable.

B.Memorandum and Articles of Association

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

C.Material Contracts

While we have numerous contracts with customers and distributors, we do not deem any individual contract to be a material contract that is not in the ordinary course of our business, except as set forth below:

In March and December 2015, the Peruvian government awarded us the PRONATEL Regional Projects for the construction of networks, operation of the networks for a defined period and their transfer to the government, which are expected to generate aggregate revenues of $395 million to be recognized over approximately 15-16 years. In accordance with the bid conditions, we established a subsidiary in Peru, GNP, to enter into written agreements with the Peruvian government for each of the four regional projects that were awarded. In 2018, we were awarded two additional PRONATEL Regional Projects with expected revenues of approximately $154 million over approximately 13-15 years for the construction of networks, operation of the networks for a defined period and transfer of the transport networks to the government. See Item 4.B. – “Information on the Company – Business Overview”.

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

The aggregate amount of the bank guarantees issued on our behalf by HSBC and FIBI as of December 31, 2020, was approximately $93.3 million. We have provided HSBC and FIBI with various pledges and have deposited approximately $24.5 million held as restricted cash as collateral for HSBC and FIBI guarantees.

On January 29, 2020 we entered into a merger agreement with Comtech and its wholly owned subsidiary. Following a dispute between the parties, including litigation in the Chancery Court of Delaware, the parties agreed to terminate the Merger Agreement in October 2020 and Comtech paid us $70 million in settlement of the dispute.

D.Exchange Controls

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

E.Taxation

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

Generally, income of Israeli companies is subject to corporate tax. The Israeli corporate tax rate since January 1, 2018 is 23%.

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

Following enactment of the Tax Burden Law, starting January 1, 2012, the capital gains tax rate applicable to individuals upon the sale of our shares is such individual’s marginal (income) tax rate but not more than 25% (or 30% with respect to a substantial shareholder). With respect to corporate investors, the rate of capital gains tax imposed on the sale of shares is equal to the corporate tax rate, which is 23% since January 1, 2018.

Individual shareholders dealing with securities in Israel are taxed at their marginal tax rates applicable to business income (and up to 47% in 2018, 2019 and 2020).

In addition, effective as of January 1, 2017, shareholders that are individuals who have taxable income that exceeds the following amounts in a tax year, will be subject to an additional tax, referred to as High Income Tax, at the rate of 3% on their taxable income for such tax year which is in excess of such amount. The amounts are ILS 640,000 in 2017, ILS 641,880 in 2018, ILS 649,560 in 2019 and ILS 651,600 in 2020. For this purpose, taxable income will include taxable capital gains from the sale of our shares and taxable income from dividend distributions.

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

United States Federal Income Taxation

The following is a general discussion of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares. This discussion addresses only the U.S. federal income tax considerations that may be relevant to U.S. Holders (as defined below) who hold our ordinary shares as capital assets. This summary is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the U.S.-Israel Tax Treaty, or the Treaty, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively or to differing interpretations. There can be no assurance that the U.S. Internal Revenue Service, or the IRS, will not take a different position concerning the tax consequences of the acquisition, ownership and disposition of our ordinary shares or that such a position would not be sustained. This discussion does not address all tax considerations that may be relevant with respect to an investment in our ordinary shares. In addition, this description does not account for the specific circumstances of any particular investor, such as:

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

•

a corporation or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof or the District of Columbia;

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

In the case of a cash basis U.S. Holder who receives NIS in connection with the sale or disposition of our ordinary shares, the amount realized will be based on the U.S. dollar value of the NIS received with respect to the ordinary shares as determined on the settlement date of such exchange. A cash basis U.S. Holder who receives payment in NIS and converts NIS into U.S. dollars at a conversion rate other than the rate in effect on the settlement date may have a foreign currency exchange gain or loss, based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which would be treated as U.S.-source ordinary income or loss.

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

Passive Foreign Investment Companies

We believe that we were not a PFIC for U.S. federal income tax purposes for the taxable year of 2020. However, since PFIC status depends upon the composition of our income and assets and the market value of our assets from time to time, there can be no assurance that our analysis prevails or that we will not be considered a PFIC for any future taxable year. If we were a PFIC for any taxable year during which a U.S. Holder owned ordinary shares, certain adverse consequences could apply to the U.S. Holder. Specifically, unless a U.S. Holder makes one of the elections mentioned below, gain recognized by the U.S. Holder on a sale or other disposition of ordinary shares would be allocated ratably over the U.S. Holder’s holding period for the ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability. Further, any distribution in excess of 125% of the average of the annual distributions received by the U.S. Holder on our ordinary shares during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation as described immediately above. In addition, if we were a PFIC for a taxable year in which we pay a dividend or the immediately preceding taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply. If we were a PFIC for any taxable year in which a U.S. Holder owned our shares, the U.S. Holder would generally be required to file annual returns with the IRS on IRS Form 8621.

If we are treated as a PFIC with respect to a U.S. Holder for any taxable year, such U.S. will be deemed to own shares in any entities in which we own equity that are also PFICs (“lower tier PFICs”), and may be subject to the tax consequences described above with respect to the shares of such lower tier PFIC the U.S. Holder would be deemed to own.

i. Mark-to-market elections

If we are a PFIC for any taxable year during which a U.S. Holder holds ordinary shares, then in lieu of being subject to the tax and interest charge rules discussed above, such U.S. Holder may make an election to include gain on the ordinary shares as ordinary income under a mark-to-market method, provided that such ordinary shares are “marketable.” The ordinary shares will be marketable if they are “regularly traded” on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations, such as the New York Stock Exchange (or on a foreign stock exchange that meets certain conditions). For these purposes, the ordinary shares will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Any trades that have as their principal purpose meeting this requirement will be disregarded. However, because a mark-to-market election cannot be made for any lower tier PFICs that we may own, U.S. Holders will generally continue to be subject to the PFIC rules discussed above with respect to their indirect interest in any investments we own that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. As a result, it is possible that any mark-to-market election with respect to the ordinary shares will be of limited benefit.

If a U.S. Holder make an effective mark-to-market election, in each year that we are a PFIC, U.S. Holder will include in ordinary income the excess of the fair market value of its ordinary shares at the end of the year over the adjusted tax basis in the ordinary shares. U.S. Holder will be entitled to deduct as an ordinary loss in each such year the excess of its adjusted tax basis in the ordinary shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If a U.S. Holder makes an effective mark-to-market election, in each year that we are a PFIC, any gain that it recognizes upon the sale or other disposition of its ordinary shares will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount of previously included income as a result of the mark-to-market election.

The U.S. Holder’s adjusted tax basis in the ordinary shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules discussed above. If a U.S. Holder makes an effective mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ordinary shares are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. U.S. Holders should consult with a tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

ii. Qualified electing fund elections

In certain circumstances, a U.S. equity holder in a PFIC may avoid the adverse tax and interest charge regime described above by making a “qualified electing fund” election to include in income its share of the corporation’s income on a current basis. However, s U.S. Holder may make a qualified electing fund election with respect to the ordinary shares only if we agree to furnish U.S. Holders annually with a PFIC annual information statement as specified in the applicable U.S. Treasury regulations. We do not intend to provide the information necessary for U.S. Holders to make a qualified electing fund election if we are classified as a PFIC. Therefore, U.S. Holders should assume that they will not receive such information from us and would therefore be unable to make a qualified electing fund election with respect to any of our ordinary shares were we to be or become a PFIC.

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

Any U.S. Holder who acquires or holds 10% or more in vote or value of our ordinary shares may be subject to certain additional U.S. information reporting requirements.

The above description is not intended to constitute a complete analysis of all tax consequences relating to acquisition, ownership and disposition of our ordinary shares. You should consult your tax advisor concerning the tax consequences of your particular situation.

F.Dividend and Paying Agents

Not applicable.

G.Statement by Experts

Not applicable.

H.Documents on Display

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

I.Subsidiary Information

Not applicable.

ITEM 11:QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

The following sensitivity analysis illustrates the impact on our non-dollar net monetary assets assuming an instantaneous 10% change in foreign currency exchange rates from year-end levels, with all other variables held constant. At December 31, 2020, a 10% strengthening of the U.S. dollar versus other currencies would have resulted in a decrease of approximately $2 million in our net monetary assets, while a 10% weakening of the dollar versus all other currencies would have resulted in an increase of approximately $2.5 million in our net monetary assets.

During the year ended December 31, 2020, we recognized a net loss of $0.2 million related to the effective portion of our hedging instruments. The effective portion of the hedged instruments was included as an offset or addition to payroll expenses in the statement of operations. During the year ended December 31, 2020 the ineffective portion of the hedged instrument was $0.2 million and was recorded as financial expenses, net. During the year ended December 31, 2019 the ineffective portion of the hedged portion was immaterial.

As of December 31, 2020, we had no outstanding forward contracts that did not meet the requirement for hedge accounting.

ITEM 12:DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13:DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14:MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15:CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended) as of December 31, 2020, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the rules of the Securities and Exchange Commission.

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

Our management assessed the effectiveness of our internal control over financial reporting, as of December 31, 2020. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on that assessment, our management concluded that as of December 31, 2020, our internal control over financial reporting is effective.

The effectiveness of management’s internal control over financial reporting as of December 31, 2020 has been audited by our company’s independent registered public accountants, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global. The report, which expresses an unqualified opinion on our company’s internal control over financial reporting, is included with our consolidated financial statements included elsewhere in this annual report.

Changes in Internal Control over Financial Reporting

During the period covered by this Annual Report on Form 20-F, no changes in our internal control over financial reporting have occurred that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16:RESERVED

ITEM 16A:AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that each of Mr. Shafran and Mr. Shkedy meets the definition of an audit committee financial expert as defined by rules of the Securities and Exchange Commission. Our Board also determined that each of Mr. Shafran and Mr. Shkedy is independent under the requirements of the NASDAQ Marketplace Rules. For a brief listing of Mr. Shafran and Mr. Shkedy’s relevant experience, see Item 6.A. “Directors, Senior Management and Employees - Directors and Senior Management.”

ITEM 16B:CODE OF ETHICS

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

ITEM 16C:PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Billed or Expected to be Billed by Independent Auditors

The following table sets forth, for each of the years indicated, the fees billed or expected to be billed to us by our independent auditors and the percentage of each of the fees out of the total amount billed or expected to be billed by the auditors.

	Year Ended December 31,
	2020		2019
Services Rendered	Fees (in thousands)	Percentages	Fees (in thousands)	Percentages
Audit fees (1)	$541	50.23%	$670	71.28%
Tax fees (2)	$153	14.21%	$175	18.58%
Other (3)	$383	35.56%	$95	10.14%
Total	$1,077	100%	$940	100%

(1)

Audit fees are fees for audit services for each of the years shown in this table, including fees associated with the annual audit, services provided in connection with audit of our internal control over financial reporting and audit services provided in connection with other statutory or regulatory filings.

(2)

Tax fees are fees for professional services rendered by our auditors for tax compliance, tax planning and tax advice on actual or contemplated transactions. The year ended December 31, 2020 includes merger related tax services.

(3)

Other fees are fees for professional services other than audit or tax related fees, rendered in connection with our business activities; such fees in 2020 include mainly merger related services and in 2019 were mainly related to implementation of new accounting systems.

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

ITEM 16D:EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E:PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In the year ended December 31, 2020, neither we nor any affiliated purchaser purchased any of our securities.

ITEM 16F:CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G:CORPORATE GOVERNANCE

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

ITEM 16H:MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17:FINANCIAL STATEMENTS

Not applicable.

ITEM 18:FINANCIAL STATEMENTS

The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

ITEM 19:EXHIBITS

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

2.1

Description of the rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934. Previously filed as Exhibit 2.1 to our Annual Report on Form 20-F for the fiscal year ending December 31, 2019, which Exhibit is incorporated herein by reference.

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

4.14	Amendment No. 12 to Gilat Satellite Networks Ltd. 2008 Share Incentive Plan
4.15	Amendment No. 13 to Gilat Satellite Networks Ltd. 2008 Share Incentive Plan
4.16	Executive Compensation Plan, as amended December 28, 2020, previously filed on November 23, 2020 with our Proxy Statement on Form 6-K (File No. 000-21218), and incorporated herein by reference.
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

4.20

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

4.21

English translation of the Financing Agreement between the PRONATEL and Gilat Networks Peru S.A. dated June 2018, for the Installation of Broadband for Comprehensive Connectivity and Social Development of the Amazonas Region. Previously filed as Exhibit 4.17 to our Annual Report on Form 20-F for the fiscal year ending December 31, 2018, which Exhibit is incorporated herein by reference.

4.22

English translation of the Financing Agreement between the PRONATEL and Gilat Networks Peru S.A. dated June 2018, for theInstallation of Broadband for Comprehensive Connectivity and Social Development of the Ica Region. Previously filed as Exhibit 4.18 to our Annual Report on Form 20-F for the fiscal year ending December 31, 2018, which Exhibit is incorporated herein by reference

4.23

English translation of the Tenth Addendum to the Financing Agreement between the PRONATEL and Gilat Networks Peru S.A. for the Project for The Installation of Broadband for the Comprehensive Connectivity and Social Development of the Cusco Region, dated December 20, 2018.Previously filed as Exhibit 4.19 to our Annual Report on Form 20-F for the fiscal year ending December 31, 2018, which Exhibit is incorporated herein by reference

4.24

English translation of the Fourteenth Addendum to the Financing Agreement between the PRONATEL and Gilat Networks Peru S.A. for the Project for The Installation of Broadband for the Comprehensive Connectivity and Social Development of the Ayacucho Region, dated February 12, 2018.Previously filed as Exhibit 4.20 to our Annual Report on Form 20-F for the fiscal year ending December 31, 2018, which Exhibit is incorporated herein by reference

4.25

English translation of the Fifteenth Addendum to the Financing Agreement between the PRONATEL and Gilat Networks Peru S.A. for the Project for the Installation of Broadband for the Comprehensive Connectivity and Social Development of the Apurímac Region, datedFebruary 12, 2018.Previously filed as Exhibit 4. 21 to our Annual Report on Form 20-F for the fiscal year ending December 31, 2018, which Exhibit is incorporated herein by reference

4.26

English translation of the Fifteenth Addendum to the Financing Agreement between the PRONATEL and Gilat Networks Peru S.A. for the Project for the Installation of Broadband for the Comprehensive Connectivity and Social Development of the Huancavelica Region, dated February 12, 2018.Previously filed as Exhibit 4.22 to our Annual Report on Form 20-F for the fiscal year ending December 31, 2018, which Exhibit is incorporated herein by reference

4.27

English translation of the Sixteenth Addendum to the Financing Agreement between the PRONATEL and Gilat Networks Peru S.A. for the Project for the Installation of Broadband for the Comprehensive Connectivity and Social Development of the Huancavelica Region, dated March 7, 2019.Previously filed as Exhibit 4.23 to our Annual Report on Form 20-F for the fiscal year ending December 31, 2018, which Exhibit is incorporated herein by reference

4.28

English translation of the Sixteenth Addendum to the Financing Agreement between the PRONATEL and Gilat Networks Peru S.A. for the Project for the Installation of Broadband for the Comprehensive Connectivity and Social Development of the Apurímac Region, dated March 8, 2019. Previously filed as Exhibit 4.24 to our Annual Report on Form 20-F for the fiscal year ending December 31, 2018, which Exhibit is incorporated herein by reference

4.29

English translation of the Fifteenth Addendum to the Financing Agreement between the PRONATEL and Gilat Networks Peru S.A. for the Project for the Installation of Broadband for the Comprehensive Connectivity and Social Development of the Ayacucho Region, dated March 8, 2019. Previously filed as Exhibit 4.25 to our Annual Report on Form 20-F for the fiscal year ending December 31, 2018, which Exhibit is incorporated herein by reference

4.30

Summary in English of the material provisions of an amendment (in Hebrew) dated July 13, 2016, and an amendment (in Hebrew) dated December 15, 2016, to the Letter of Undertaking (in Hebrew) dated August 17, 2015 between Gilat Satellite Networks Ltd. and First International Bank of Israel Ltd. Previously filed as Exhibit 4.16 to our Annual Report on Form 20-F for the fiscal year ending December 31, 2016, which Exhibit is incorporated herein by reference.

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

8.1	List of subsidiaries.
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
13.1	Certification by Chief Executive Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification by Chief Financial Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

	101.INS	Inline XBRL Instance Document *.

	101.SCH	Inline XBRL Taxonomy Extension Schema Document.

	101.PRE	Inline XBRL Taxonomy Presentation Linkbase Document.

	101.CAL	Inline XBRL Taxonomy Calculation Linkbase Document.

	101.LAB	Inline XBRL Taxonomy Label Linkbase Document.

	101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

	104	Cover page formatted as Inline XBRL and contained in Exhibit 101
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

GILAT SATELLITE NETWORKS LTD.

By:	/s/ Adi Sfadia
Adi Sfadia
Chief Executive Officer

Date: March 8, 2021

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of

GILAT SATELLITE NETWORKS LTD.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Gilat Satellite Networks Ltd. and its subsidiaries (the Company) as of December 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 8, 2021, expressed an unqualified opinion thereon.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Revenue Recognition
Description of the Matter

As described in Note 2 to the consolidated financial statements, the Company generates revenue from long-term contracts with its customers, mainly governmental projects, for which the related performance obligations are primarily satisfied over time. The Company recognizes revenues on such contracts using the percentage-of-completion cost-to-cost measure of progress (“input method”). Under this method, the Company measures progress towards completion based on the ratio of costs incurred to date to the estimated total costs to complete the performance obligation (referred to as the estimate-at-completion, or “EAC”).

The determination of contract EACs requires management to make significant estimates and assumptions to determine contract revenues, costs and profit. At the outset of a long-term contract, the Company identifies risks to the achievement of the technical, schedule and cost aspects of the contract. Significant changes in EAC estimates could have a material effect on the Company’s estimated revenue and gross profit recorded during the period under audit.

Auditing revenue recognition based on the percentage-of-completion cost-to-cost measure of progress method was complex due to the judgment involved in evaluating management’s significant estimates and assumptions about project technical, schedule and cost aspects, both at contract inception and throughout the contract’s life cycle.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of relevant internal controls over the Company’s revenue recognition process. For example, we tested internal controls over management’s preparation and periodic reviews of the EAC analyses and the significant assumptions underlying a contract’s estimated value and estimated EAC. We also tested internal controls over the accuracy and completeness of the underlying data used in management’s EAC analyses.

To test the Company’s EAC analyses, our substantive audit procedures included, among others, obtaining an understanding of the contracts and the contractual terms, evaluating, for a sample of contracts, the Company’s historical ability to accurately estimate expected costs by comparing management’s estimates of labor hours, subcontractor costs and materials required to complete the contract to actual results. We also verified costs incurred by comparing them to supporting documents and agreed key terms to contract documentation. In addition, we verified that the variances in costs incurred from projected costs are properly reflected in the EAC analysis.

/s/ KOST FORER GABBAY & KASIERER

A Member of Ernst & Young Global

We have served as the Company’s auditor since 2000.

Tel-Aviv, Israel

March 8, 2021

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

GILAT SATELLITE NETWORKS LTD.

Opinion on Internal Control Over Financial Reporting

We have audited Gilat Satellite Networks Ltd. and its subsidiaries’ internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Gilat Satellite Networks Ltd. and its subsidiaries’ (the company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive loss, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes of the Company, and our report dated March 18, 2021 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

March 8, 2021

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2020	2019
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$88,754	$74,778
Restricted cash	27,162	27,067
Trade receivables (net of allowance for credit losses of $1,933 and $2,327 at December 31, 2020 and 2019, respectively)	27,976	47,731
Contract assets	41,573	23,698
Inventories	31,304	27,203
Other current assets	16,637	23,007

Total current assets	233,406	223,484

LONG-TERM ASSETS:
Restricted cash	42	124
Severance pay funds	6,665	6,831
Deferred taxes	19,295	18,455
Operating lease right-of-use asset	4,879	5,211
Other long term receivables	7,797	10,156

Total long-term assets	38,678	40,777

PROPERTY AND EQUIPMENT, NET	77,172	82,584

INTANGIBLE ASSETS, NET	1,082	1,523

GOODWILL	43,468	43,468

Total assets	$393,806	$391,836

The accompanying notes are an integral part of the consolidated financial statements.

March 8, 2021
Date of approval of the	Adi Sfadia	Bosmat Halpern
financial statements	Chief Executive Officer	Chief Financial Officer

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2020	2019
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of long-term loans	$4,000	$4,096
Trade payables	20,487	20,725
Accrued expenses	46,387	54,676
Advances from customers and deferred revenues	26,244	27,220
Operating lease liablity	1,911	1,977
Dividend payable	35,003	-
Other current liabilities	13,322	12,261

Total current liabilities	147,354	120,955

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	-	4,000
Accrued severance pay	7,136	7,061
Long-term advances from customers	1,890	2,866
Operating lease liability	2,985	3,258
Other long-term liabilities	631	108

Total long-term liabilities	12,642	17,293

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 0.2 par value: Authorized: 90,000,000 shares at December 31, 2020 and 2019; Issued and outstanding: 55,559,638 and 55,493,258 shares at December 31, 2020 and 2019, respectively	2,647	2,643
Additional paid-in capital	928,626	927,348
Accumulated other comprehensive loss	(6,017)	(5,048)
Accumulated deficit	(691,446)	(671,355)

Total shareholders' equity	233,810	253,588

Total liabilities and shareholders' equity	$393,806	$391,836

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2020	2019	2018
Revenues:
Products	$94,010	$185,721	$173,966
Services	71,875	77,771	92,425

Total revenues	165,885	263,492	266,391

Cost of revenues:
Products	84,300	122,071	121,147
Services	40,370	45,544	51,207

Total cost of revenues	124,670	167,615	172,354

Gross profit	41,215	95,877	94,037

Operating expenses:
Research and development, net	26,303	30,184	33,023
Selling and marketing	16,871	21,488	22,706
General and administrative	14,063	18,515	17,024
Merger, acquisition and related litigation expenses (income), net	(53,633)	118	-

Total operating expenses	3,604	70,305	72,753

Operating income	37,611	25,572	21,284

Financial expenses, net	1,907	2,617	4,298

Income before taxes on income	35,704	22,955	16,986
Taxes on income (tax benefit)	793	(13,583)	(1,423)

Net income	$34,911	$36,538	$18,409

Total earnings per share:
Basic	$0.63	$0.66	$0.34
Diluted	$0.63	$0.65	$0.33

Weighted average number of shares used in computing earnings per share:
Basic	55,516,113	55,368,703	54,927,272
Diluted	55,583,474	56,030,976	55,752,642

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Year ended December 31,
	2020	2019	2018

Net income	$34,911	$36,538	$18,409

Other comprehensive income (loss):
Foreign currency translation adjustments	(969)	14	(1,845)
Change in unrealized gain (loss) on hedging instruments, net	169	653	(1,548)
Less - reclassification adjustments for net loss (gain) realized and included in income (loss) on hedging instruments, net	(169)	(335)	1,059

Total other comprehensive income (loss)	(969)	332	(2,334)

Comprehensive income	$33,942	$36,870	$16,075

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Number of Ordinary shares	Share capital	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total shareholders' equity

Balance as of December 31, 2017	$54,737,267	$2,601	$921,726	$(3,046)	$(702,959)	$218,322

Effect of adoption of ASC 606	-	-	-	-	1,521	1,521
Stock-based compensation of options	-	-	1,006	-	-	1,006
Exercise of stock options	438,840	24	2,124	-	-	2,148
Comprehensive income (loss)	-	-	-	(2,334)	18,409	16,075

Balance as of December 31, 2018	55,176,107	2,625	924,856	(5,380)	(683,029)	239,072

Stock-based compensation of options	-	-	2,135	-	-	2,135
Exercise of stock options	317,151	18	357	-	-	375
Dividend distribution	-	-	-	-	(24,864)	(24,864)
Comprehensive income	-	-	-	332	36,538	36,870

Balance as of December 31, 2019	55,493,258	2,643	927,348	(5,048)	(671,355)	253,588

Stock-based compensation of options	-	-	1,282	-	-	1,282
Exercise of stock options	66,380	4	(4)	-	-	-
Dividend distribution	-	-	-	-	(19,999)	(19,999)
Dividend payable	-	-	-	-	(35,003)	(35,003)
Comprehensive income (loss)	-	-	-	(969)	34,911	33,942

Balance as of December 31, 2020	55,559,638	2,647	928,626	(6,017)	(691,446)	233,810

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2020	2019	2018
Cash flows from operating activities:

Net income	$34,911	$36,538	$18,409

Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	10,291	10,978	13,149
Capital loss from disposal of property and equipment	181	461	275
Stock-based compensation of options	1,282	2,135	1,006
Accrued severance pay, net	242	361	57
Exchange rate differences on long-term loans	-	(12)	(34)
Deferred income taxes, net	(867)	(14,883)	(3,672)
Decrease (increase) in trade receivables, net	19,332	(1,323)	2,061
Decrease (increase) in contract assets	(17,875)	24,062	11,029
Decrease (increase) in other assets and receivables	8,941	1,511	(4,917)
Decrease (increase) in inventories	(5,050)	(8,076)	5,743
Decrease in trade payables	(157)	(3,884)	(8,926)
Decrease in accrued expenses	(7,549)	(11,671)	(7,206)
Increase (decrease) in advances from customers and deferred revenues	(1,898)	1,112	12,433
Decrease in advances from customers held by trustees	-	-	(1,478)
Increase (decrease) in other liabilities	1,376	(2,527)	(5,912)

Net cash provided by operating activities	43,160	34,782	32,017

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2020	2019	2018
Cash flows from investing activities:

Purchase of property and equipment	(4,716)	(7,982)	(10,759)

Net cash used in investing activities	(4,716)	(7,982)	(10,759)

Cash flows from financing activities:

Proceeds from exercise of stock options	-	375	2,148
Repayment of long-term loans	(4,096)	(4,447)	(4,469)
Dividend payment	(19,999)	(24,864)	-

Net cash used in financing activities	(24,095)	(28,936)	(2,321)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(360)	(99)	(1,490)

Increase (decrease) in cash, cash equivalents and restricted cash	13,989	(2,235)	17,447
Cash, cash equivalents and restricted cash at the beginning of the year	101,969	104,204	86,757

Cash, cash equivalents and restricted cash at the end of the year	$115,958	$101,969	$104,204

Supplementary disclosure of cash flows activities:

(1) Cash paid during the year for:

Interest	$293	$509	$303

Income taxes	$1,084	$1,580	$3,900

(2) Non-cash transactions:

Purchases of property and equipment that were not paid for and reclassification from inventories to property and equipment	$285	$1,449	$2,307

Reclassification from property and equipment to inventories	$155	$680	$343

New operating lease assets obtained in exchange for operating lease liabilities	$3,175	$1,469	$-

Cash dividends declared but unpaid	$35,003	$-	$-

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-GENERAL

a.Organization:

Gilat Satellite Networks Ltd. and its subsidiaries (the “Company”) is a global provider of satellite-based broadband communications. The Company designs and manufactures ground-based satellite communications equipment, and provides comprehensive solutions and end-to-end services, powered by its technology. The Company’s portfolio includes a cloud-based satellite network platform, Very Small Aperture Terminals ("VSATs"), amplifiers, high-speed modems, high-performance on-the-move antennas high power Solid-State Power Amplifiers ("SSPAs"), Block Up Converters (“BUCs”) and Trancievers. The Company’s solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, In-Flight Connectivity ("IFC"), maritime, trains, defense and public safety. The Company also provides connectivity services, internet access and telephony, to enterprise, government and residential customers utilizing both its own networks, and also other networks that it installs, mainly based on Build Operate Transfer (“BOT”) contracts. In these BOT projects the Company builds telecommunication infrastructure typically using fiber-optic and wireless technologies for the broadband connectivity. The Company also provides managed network services over VSAT networks owned by others.

The Company was incorporated in Israel in 1987 and launched its first generation VSAT in 1989.

The Company operates in three business segments consisting of Fixed Networks, Mobility Solutions and Terrestrial Infrastructure Projects (see Note 15 for additional information).

b.On January 29, 2020 the Company entered into a merger agreement (the “Merger Agreement”) with Comtech Telecommunications Corp., and a wholly-owned subsidiary of Comtech (“Comtech”), for the merger of its subsidiary with and into the Company. Following a dispute between the parties, including litigation in the Chancery Court of Delaware, the parties agreed to terminate the Merger Agreement in October 2020 and Comtech paid the Company $70,000 in settlement of the dispute.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-GENERAL (Cont.)

c.The ongoing COVID-19 pandemic adversely effected and continues to have an adverse effect on the Company’s industry and the markets in which the Company operates. The COVID-19 outbreak has significantly impacted the travel and aviation markets in which the Company’s significant IFC customers operate and has resulted in a significant reduction of the Company’s business with some of these customers. The Company has also experienced postponed and delayed orders in certain other areas of its businesses. Further, the guidance of social distancing, lockdowns, quarantines and the requirements to work from home in various key territories such as Israel, Peru, China, California, Australia, Bulgaria and other countries, in addition to greatly reduced travel globally, has resulted in a substantial curtailment of business activities, which has affected and is likely to continue to affect the Company’s ability to conduct fieldwork as well as deliver products and services in the areas where restrictions are implemented by the local government. In addition, certain of the Company’s sales and support teams are unable to travel or meet with customers and the pandemic threat has caused operating, manufacturing, supply chain and project development delays and disruptions, labor shortages, travel and shipping disruptions and shutdowns (including as a result of government regulation and prevention measures). As a result, the Company experienced a significant reduction in business in 2020. In order to mitigate the impact of the decline in business as a result of the pandemic, the Company implemented measures to reduce its expenses, including a reduction in its headcount and reducing employees’ scope of work on a global basis for most of 2020, as well as other cost savings measures. While the Company expect that this public health threat will be eased by global vaccination and lifted restrictions on traveling, it is still likely to continue to adversely impact the Company by its negative impact on its ability to generate revenues due to reduced end-market demand from IFC customers, governments and enterprises and the Compnay’s ability to conduct fieldwork leading to order delays and cancellations. Given the current macro-economic environment and the uncertainties regarding the potential impact of COVID-19 on the Company’s business, there can be no assurance that the Company’s estimates and assumptions used in the measurement of various assets and liabilities in the financial statements will prove to be accurate predictions of the future. If the Company’s assumptions regarding forecasted cash flows are not achieved, it is possible that an impairment review may be triggered and certain assets and liabilities in the financial statements may be impaired.

d.The Company has two major customers which accounted for 31% of revenues for the year ended December 31, 2020 (see also Note 15(d)).

e.The Company depends on major suppliers to supply certain components and services for the production of its products or providing services. If these suppliers fail to deliver or delay the delivery of the necessary components or services, the Company will be required to seek alternative sources of supply. A change in suppliers could result in manufacturing delays or services delays which could cause a possible loss of sales and additional incremental costs and, consequently, could adversely affect the Company's results of operations and financial position.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"), followed on a consistent basis.

a.Use of estimates:

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

b.Functional currency:

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

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.Principles of consolidation:

The consolidated financial statements include the accounts of Gilat Satellite Networks Ltd. and its subsidiaries in which the Company has a controlling voting interest and entities consolidated under the Variable Interest Entities ("VIE") provisions of ASC 810, "Consolidation" ("ASC 810"). Inter-company balances and transactions have been eliminated upon consolidation.

Most of the activity of the subsidiary in Colombia ("Gilat Colombia") consisted of operating subsidized projects for the Colombian Ministry of Information Technologies and Communications ("Ministry of ITC") through its "Dirección de Conectividad", or DirCon (formerly known as Compartel Program). Gilat Colombia was awarded a number of projects from the Ministry of ITC, the latest of which was awarded in 2013, and was further extended several times in 2017 and 2018, and completed during 2019.

As required in the bid documents for the Ministry of ITC projects, the Company established trusts (the "Trusts") and entered into governing trust agreements for each project (collectively, the "Trust Agreements"). The Trusts were established for the purpose of holding the network equipment, processing payments to subcontractors, and holding the funds received through the subsidy from the government until they are released in accordance with the terms of the subsidy and paid to Gilat Colombia. The Trusts are a mechanism to allow the Colombian government to review amounts to be paid with the subsidy and verify that such funds were used in accordance with the transaction document and the terms of the subsidy. Gilat Colombia generated revenues both from the subsidy, as well as from the use of the network that it operated.

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

d.Cash equivalents:

Cash equivalents are short-term highly liquid investments that are not restricted as to withdrawals or use with maturities of three months or less at the date acquired.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

e.Short-term and long-term restricted cash:

Short-term restricted cash is either invested in bank deposits, which mature within one year, or in short-term highly liquid investments that are restricted to withdrawals or use. As of December 31, 2020, the vast majority of this amount was linked to the dollar. Such deposits are used as collateral for performance and advance payment guarantees to customers, surety bonds and the lease of some of the Company’s offices, and bear weighted average interest rates of 0.21% and 1.74% as of December 31, 2020 and 2019, respectively.

Long-term restricted cash is primarily invested in bank deposits, which mature after more than one year. As of December 31, 2020 and 2019, the amount was linked to currencies other than the dollar. It bears annual weighted average interest rates of 6.41% and 6.82% as of December 31, 2020 and 2019, respectively. Such deposits are used as collateral for performance guarantees to customers and the lease of some of the Company's offices.

f.Inventories:

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

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.Property and equipment, net:

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

h.Intangible assets:

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

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.Impairment of long-lived assets:

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

In the years ended December 31, 2020, and 2019, no impairments of long-lived assets were recorded.

j.Goodwill:

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

ASC 350 allows an entity to first assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. If the qualitative assessment does not result in a more likely than not indication of impairment, no further impairment testing is required. If the Company elects not to use this option, or if the Company determines that it is more likely than not that the fair value of a reporting unit is less than its carrying value, then the Company prepares a quantitative analysis to determine whether the carrying value of reporting unit exceeds its estimated fair value. If the carrying value of a reporting unit exceeds its estimated fair value, the Company recognizes an impairment of goodwill for the amount of this excess, in accordance with the guidance in FASB Accounting Standards Update ("ASU") No. 2017-04, Intangibles - Goodwill and Other (Topic 350), Simplifying the Test for Goodwill Impairment, which the Company adopted as of January 1, 2020 (see also Note 2.z(2)).

In the years ended December 31, 2020 and 2019, the Company preformed quantitative assessments following the outbreak of COVID-19 pandemic to continue to support its conclusion that no impairment of goodwill is required for any of its reporting units.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.Contingencies:

The Company is currently involved in various claims and legal proceedings. The Company reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss.

l.Revenue recognition:

The Company generates revenues mainly from the sale of products (including construction of networks), satellite-based communications networks services and from providing connectivity, internet access and telephony services. The Company sells its products and services to enterprises, government and residential customers under large-scale contracts that utilize both the Company's networks and other networks that the Company installs, mainly based on BOT contracts. These large‑scale contracts sometimes involve the installation of thousands of VSATs or massive fiber-optic and wireless networks. Sale of products includes mainly the sale of VSATs, hubs, SSPAs, low-profile antennas, on-the-move/on-the-pause terminals, and construction and installation of large-scale networks. Sale of services includes access to and communication via satellites ("space segment"), installation of equipment, telephone services, internet services, consulting, on-line network monitoring, network maintenance and repair services. The Company sells its products primarily through its direct sales force and indirectly through resellers or system integrators.

The Company recognizes revenue when (or as) it satisfies performance obligations by transferring promised products or services to its customers in an amount that reflects the consideration the Company expects to receive according to ASC 606.

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

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenues from long-term contracts under which the Company provides significant construction to the customer's specifications (mostly governmental projects) or long-term contract relating to the design, development or manufacture of complex equipment or technology platforms to a buyer’s specification (or to provide services related to the performance of such contracts) are generally recognized over time because of continuous transfer of control to the customer. This continuous transfer of control to the customer is supported by clauses in the contract that allow the customer to unilaterally terminate the contract for convenience, pay the Company for costs incurred plus a reasonable profit and take control of any work in process. The Company generally uses the cost-to-cost measure of progress for its contracts because it best depicts the transfer of control to the customer, which occurs as it incurs costs on the contracts.

Accounting for long-term contracts involves the use of various techniques to estimate total contract revenue and performance costs. For long-term contracts, the Company estimates the profit on a contract as the difference between the total estimated transaction price and the total expected performance costs of the contract and recognizes revenue and costs over the life of the contract. Changes to performance cost estimates under a contract may occur in a situation where: (a) identified contract risks cannot be resolved within the cost estimates included in a contract's estimated costs at completion (“EAC”); or (b) new or unforeseen risks or changes in the performance cost estimates must be incorporated into the contract's EAC. Changes in estimated revenues and/or estimated project costs which are related to an existing performance obligation, and that are not distinct from those goods and services already provided, and therefore form part of single performance obligation, are recorded in the period the change is reasonably determinable, with the full amount of the inception-to-date effect of such changes recorded in such period on a "cumulative catch-up" basis. For contracts that are deemed to be loss contracts, the Company establishes forward loss reserves for total estimated costs that are in excess of total estimated consideration under a contract in the period in which they become probable. If any of the above factors were to change, or if different assumptions were used in estimating progress cost and measuring progress towards completion, it is possible that materially different amounts would be reported in the Company’s consolidated financial statements.

Under the typical payment terms of the contracts under which continuous transfer of control to the customer occurs as described above, the customer pays the Company milestone-based payments. This may result in revenue recognized in excess of billings and are presented as part of contract assets on the balance sheet. In addition, the Company typically receives interim payments as work progresses, although for some contracts, the company may be entitled to receive an advance payment. The Company recognizes a liability for these payments in excess of revenue recognized and presents it as liabilities on the balance sheet. The advance payment typically is not considered a significant financing component because it is used to meet working capital demands that can be higher in the early stages of a contract.

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

The Company pays sales commissions to external sales agents and to sales and marketing personnel based on their attainment of certain predetermined sales goals. Sales commissions are considered incremental and recoverable costs of obtaining a contract with a customer. Sales commissions are capitalized and amortized upon recognition of the related revenue, consistently with the transfer to the customer of the goods or services to which they relate. Amortization expenses related to these costs are mostly included in sales and marketing expenses in the accompanying consolidated statements of operations. Amortization expenses during the year ended December 31, 2020 were $1,705. The capitalized balances related to these costs as of December 31, 2020 and 2019 were $2,277 and $1,759, respectively.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.Selling and marketing expenses:

Selling and marketing expenses include shipping expenses in the amounts of $1,227, $1,309 and $1,303 for the years ended December 31, 2020, 2019 and 2018, respectively.

Advertising costs are expensed as incurred. Advertising expenses amounted to $128, $263 and $247 for the years ended December 31, 2020, 2019 and 2018, respectively.

n.Warranty costs:

Generally, the Company provides product assurance warranties for periods between twelve to twenty four months at no extra charge that cover the compliance of the products with agreed-upon specifications. A provision is recorded for estimated warranty costs based on the Company's experience. Warranty expenses amounted to $49, $207 and $738 for the years ended December 31, 2020, 2019 and 2018, respectively.

Warranty provisions amountd to $1,594 and $1,867 for the years ended December 31, 2020 and 2019, respectively.

o.Research and development expenses:

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

p.Research and development grants:

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

Research and development grants deducted from research and development expenses amounted to $1,386, $2,024 and $1,426 for the years ended December 31, 2020, 2019 and 2018, respectively.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q.Accounting for stock-based compensation:

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

The Company accounts for forfeitures as they occur.

r.Income taxes:

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

s.Concentrations of credit risks:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term and long-term restricted cash, trade receivables and contract assets.

The majority of the Company's cash and cash equivalents are invested in dollars with major banks in Israel, the United States and South America. Generally, these cash and cash equivalents may be redeemed upon demand and therefore, management believes that they bear low risk.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

As of December 31, 2020 and 2019, the Company has recorded an allowance for credit losses in the amounts of $1,933 and $2,327, respectively.

The Company has recorded net income from bad debts in the amount of $3, $26 and $376 for the years ended December 31, 2020, 2019 and 2018, respectively.

t.Employee related benefits:

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

U.S. dollars in thousands

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The carrying value for the deposited funds for the Company's employees' severance pay for employment periods prior to the transition date include profits and losses accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to the Israeli Severance Pay Law or labor agreements.

Severance pay expenses for the years ended December 31, 2020, 2019 and 2018, amounted to $2,850, $3,162 and $3,138, respectively.

401(k) profit sharing plans:

The Company has a number of savings plans in the United States that qualify under Section 401(k) of the current Internal Revenue Code as a "safe harbor" plan. The Company must make a mandatory contribution to the 401(k) plan to satisfy certain nondiscrimination requirements under the Internal Revenue Code. This mandatory contribution is made to all eligible employees. The contribution costs for all the plans were $507, $526 and $479 for the years ended December 31, 2020, 2019 and 2018, respectively.

u.Fair value of financial instruments:

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

The hierarchy is broken down into three levels based on the inputs as follows:

Level 1 -Valuations based on quoted prices in active markets for identical assets that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2 -Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Level 3 -Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

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

As of December 31, 2020, the fair value of the current maturities of the bank loan approximates its book value because of the short term nature of the liabilities.

The Company measured the fair value of the forward contracts in accordance with ASC 820 and classified them as Level 2. Forward contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

v.Earnings per share:

In accordance with ASC 260, "Earnings per Share", basic earnings per share is computed based on the weighted average number of Ordinary shares outstanding during each period. Diluted earnings per share is computed based on the weighted average number of Ordinary shares outstanding during each period, plus dilutive potential Ordinary shares considered outstanding during the period. The total weighted average number of shares related to the outstanding options excluded from the calculations of diluted earnings per share, as they would have been anti-dilutive, were 1,685,386, 1,467,849 and 573,552 for the years ended December 31, 2020, 2019 and 2018, respectively.

w.Derivatives and hedging activities:

ASC 815, "Derivatives and Hedging" ("ASC 815"), as amended, requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income (loss). If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income (loss) until the hedged item is recognized in earnings. Beginning January 1, 2019, gains and losses on the derivatives instruments that are designated and qualify as a cash flow hedge are recorded in accumulated other comprehensive income (loss) and reclassified into earnings in the same accounting period in which the designated forecasted transaction or hedged item materialized. Prior to January 1, 2019, cash flow hedge ineffectiveness was separately measured and reported immediately in earnings. see also Note 10.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company measured the fair value of the forward and options contracts in accordance with ASC 820 (classified as Level 2).

The Company entered into forward and cylinder option contracts to hedge against part of the risk of changes in future cash flow from payments of payroll and related expenses denominated in New Israeli Shekels ("NIS") and against trade receivables denominated in Brazilian Real (“BRL”).

x.Comprehensive income (loss):

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

The following tables show the components of accumulated other comprehensive income (loss), as of December 31, 2020 and 2019:

	December 31, 2020
	Foreign currency translation adjustments	Unrealized gains (losses) on cash flow hedges	Total

Beginning balance	$(5,048)	$-	$(5,048)

Other comprehensive income (loss) before reclassifications	(969)	169	(800)
Amounts reclassified from accumulated other comprehensive loss	-	(169)	(169)

Net current-period other comprehensive loss	(969)	-	(969)

Ending balance	$(6,017)	$-	$(6,017)

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	December 31, 2019
	Foreign currency translation adjustments	Unrealized gains (losses) on cash flow hedges	Total

Beginning balance	$(5,062)	$(318)	$(5,380)

Other comprehensive income before reclassifications	14	653	667
Amounts reclassified from accumulated other comprehensive loss	-	(335)	(335)

Net current-period other comprehensive income	14	318	332

Ending balance	$(5,048)	$-	$(5,048)

y.Leases:

The Company adopted ASU 2016-02, Leases (“Topic 842” or “ASC 842”) on January 1, 2019, using the modified retrospective approach, by applying the new standard to all leases existing at the date of initial application. The standard requires lessees to recognize almost all leases on the balance sheet as a right-of-use asset and a lease liability and requires leases to be classified as either an operating or a finance type lease. The standard excludes leases of intangible assets or inventory. Leases with a term of 12 months or less can be accounted for in a manner similar to the accounting for operating leases under ASC 840. The new standard requires lessors to account for leases using an approach that is substantially equivalent to ASC 840 for sales-type leases, direct financing leases and operating leases.

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

Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities in the consolidated balance sheets. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating and finance lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. The Company uses its incremental borrowing rate based on the information available at the commencement date to determine the present value of the lease payments. Operating lease expenses are recognized on a straight-line basis over the lease term. Exchange rate differences related to lease liabilities are recognized as insured as finance income or expense. Several of the Company’s leases include options to extend the lease. For purposes of calculating lease liabilities, lease terms include options to extend the lease when it is reasonably certain that the Company will exercise such options. The Company’s lease agreements do not contain any material residual value guarantees.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company's ROU assets are reviewed for impairment in accordance with ASC 360, "Property, Plant and Equipment" ("ASC 360"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

The new standard also provides practical expedients for an entity’s ongoing accounting. The Company elected the short-term lease recognition exemption for all leases with a term shorter than 12 months. This means that for those leases, the Company does not recognize ROU assets or lease liabilities, but recognizes lease expenses over the lease term on a straight-line basis. The Company also elected the practical expedient to not separate lease and non-lease components for all of the Company’s leases.

The new lease standard does not have a notable impact on the Company’s financial covenant compliance under its credit lines.

Upon adoption as of January 1, 2019, the Company recorded right-of-use leased assets and corresponding liabilities of $5,581. See Note 9 for further information on leases.

z.Recently adopted accounting pronouncements:

1.On January 1, 2020, the Company adopted Accounting Standards Update No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, using the modified retrospective transition method. Upon adoption, the Company changed its impairment model to utilize a forward-looking Current Expected Credit Losses (CECL) model in place of the incurred loss methodology for financial instruments measured at amortized cost, including the Company’s accounts receivable. The cumulative effect adjustment from adoption was immaterial to the Company’s consolidated financial statements. The Company also monitors the financial implications of the COVID-19 pandemic on expected credit losses.

Accounts Receivable and Allowances:

The Company makes estimates of expected credit losses for the allowance for doubtful accounts and allowance for unbilled receivables based upon its assessment of various factors, including historical experience, the age of the accounts receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. Estimated credit loss allowance is recorded as general and administrative expenses on the condensed consolidated statements of income. As of December 31, 2020 and 2019 the Company reported in its consolidated balance sheets an allowance of credit losses in the amount of $1,933 and $2,327, respectively.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.In January 2017, the FASB issued Accounting Standards Update (“ASU”) No. 2017- 04 (ASU 2017-04) “Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment.” ASU 2017-04 eliminates step two of the goodwill impairment test and specifies that goodwill impairment should be measured by comparing the fair value of a reporting unit with its carrying amount. Additionally, the amount of goodwill allocated to each reporting unit with a zero or negative carrying amount of net assets should be disclosed. ASU 2017-04 is effective for annual or interim goodwill impairment tests performed in fiscal years beginning after December 15, 2019. The new guidance was effective for the Company on January 1, 2020 and the adoption did not have a material impact on the Company’s consolidated financial statements.

aa.Recently issued accounting pronouncements – not yet adopted:

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

ab.Certain comparative figures related to Merger, acquisition and related litigation expenses (income), have been reclassified from General and administrative to conform to the current year presentation.

NOTE 3:-INVENTORIES

a.Inventories are comprised of the following:

	December 31,
	2020	2019

Raw materials, parts and supplies	$9,579	$6,638
Work in progress and assembled raw materials	15,871	15,409
Finished products	5,854	5,156

	$31,304	$27,203

b.Inventory write-offs amounted to $2,908, $2,624 and $6,354 for the years ended December 31, 2020, 2019 and 2018, respectively.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4:- PROPERTY AND EQUIPMENT, NET

a.Property and equipment, net consisted of the following:

	December 31,
	2020	2019
Cost:

Buildings and land	$91,908	$91,823
Computers, software and electronic equipment	54,388	51,745
Network equipment	28,212	27,837
Office furniture and equipment	3,796	3,665
Vehicles	205	240
Leasehold improvements	4,010	3,674

	182,519	178,984
Accumulated depreciation	105,347	96,400

Depreciated cost	$77,172	$82,584

The Company recorded a reduction of $60, $18,718 and $732 to the cost and accumulated depreciation of fully depreciated property, plant and equipment that are no longer in use for the years ended December 31, 2020, 2019 and 2018, respectively.

b.Depreciation expenses amounted to $9,850, $10,067 and $9,874 in the years ended December 31, 2020, 2019 and 2018, respectively.

c.During the years ended December 31, 2020, 2019 and 2018, the Company recognized capital losses of $181, $461 and $275, respectively, with respect to disposal of abandoned assets primarily attributed to office and furniture group.

d.The Company leases part of its buildings as office spaces to others. The gross income generated from such leases amounted to approximately $5,802, $5,770 and $6,150 in the years ended December 31, 2020, 2019 and 2018, respectively. These amounts do not include the corresponding offsetting expenses related to this income.

e.As for pledges and securities, see also Note 13c.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5:- DEFERRED REVENUE

Deferred revenue as of December 31, 2020 and 2019 was $10,607 and $7,972, respectively, and primarily relates to revenue that is recognized over time for service contracts. The changes in balance of deferred revenues are related to the satisfaction or partial satisfaction of these contracts. Approximately $5,309 of the December 31, 2019 balance was recognized as revenue during the year ended December 31, 2020.

The balance of deferred revenues approximates the aggregate amount of the billed and collected amount allocated to the unsatisfied performance obligations at the end of reporting period.

The Company’s performance obligations in contracts with customers mainly relate to contracts with a duration of less than one year. As such, the Company is not required to disclose the aggregate amount of the transaction price allocated to performance obligations that are unsatisfied or partially unsatisfied at the end of the reporting period.

NOTE 6:- INTANGIBLE ASSETS, NET

a.Intangible assets, net consisted of the following:

	December 31,
	2020	2019
Original amounts:

Technology	$42,504	$42,504
Customer relationships	4,466	4,466
Marketing rights and patents	3,421	3,421

	50,391	50,391
Accumulated amortization:

Technology	42,202	42,002
Customer relationships	4,466	4,466
Marketing rights and patents	2,641	2,400

	49,309	48,868

	$1,082	$1,523

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6:- INTANGIBLE ASSETS, NET (Cont.)

b.Amortization expenses amounted to $441, $911 and $3,275 for the years ended December 31, 2020, 2019 and 2018, respectively.

c.Estimated amortization expenses for the following years is as follows:

Year ending December 31,

2021	$431
2022	321
2023	330

$1,082

NOTE 7:-GOODWILL

	December 31,
	2020	2019

Goodwill *)	$105,647	$105,647
Accumulated impairment losses	(62,179)	(62,179)

	$43,468	$43,468

*)	The carrying amount of the goodwill is associated with the Mobility Solutions segment.

NOTE 8:-COMMITMENTS AND CONTINGENCIES

a.Commitments with respect to space segment services:

The Company provides its customers with space segment capacity services, which are purchased from third parties. Future minimum payments due for space segment services to be rendered subsequent to December 31, 2020, are as follows:

Year ending December 31,

2021	$7,642
2022	4,747
2023	2,301
2024	277

$14,967

Space segment services expenses during the years ended December 31, 2020, 2019 and 2018 were $10,374, $9,845 and $12,771, respectively.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:-COMMITMENTS AND CONTINGENCIES (Cont.)

b.In 2020 and 2019, the Company's primary material purchase commitments were with inventory suppliers. The Company's material inventory purchase commitments are based on purchase orders, or on outstanding agreements with some of the Company's suppliers of inventory. As of December 31, 2020 and 2019, the Company's major outstanding inventory purchase commitments amounted to $14,083 and $24,939, respectively, all of which were orders placed or commitments made in the ordinary course of its business. As of December 31, 2020 and 2019, $9,821 and $12,718, respectively, of these orders and commitments were from suppliers which can be considered sole or limited in number. In addition, for the year ended December 31, 2020, 2019 and 2018 the Company recorded a loss for firm non-cancelable and unconditional purchase commitments with contract manufacturers for quantities in excess of the Company's future demands forecast consistent with its valuation of excess and obsolete inventory in the amount of $342, $1,016 and $1,448, respectively.

c.Royalty commitments:

1.Certain of the Company’s research and development programs funded by the Israel Innovation Authority ("IIA"), formerly known as the Office of the Chief Scientist of the Ministry of Economy of the Government of Israel, are royalty bearing programs. Sales of products developed as a result of such programs, are subject to payment of royalties to the IIA. The royalty payments are at a rate of 3% to 5% based on the sales of the Company, up to full repayment of 100% of the grants received from the IIA linked to the dollar plus payment of interest at a rate equal to the 12 month LIBOR. The obligation to pay these royalties is contingent upon actual sales of the products and services, and in the absence of such sales, no payment is required. In addition, the Company received grants which are non-royalty bearing. The technology developed with the funding provided by these grants (which is embodied in the Company’s products) may not be transferred, without appropriate governmental approvals. Such approvals, if granted, may involve penalties payable to the Israeli authorities as well as increased royalty payments to the Innovation Authority for royalty-bearing programs. The Company recorded income from IIA grants for the years ended December 31, 2020, 2019 and 2018 in the amount of $1,351, $1,518 and $1,215, respectively.

As of December 31, 2020, the Company had a contingent liability to pay royalties in the amount of approximately $1,441.

The Company paid royalties in the amount of $38, $68 and $20 during the years ended December 31, 2020, 2019 and 2018, respectively.

2.Research and development projects undertaken by the Company were partially financed by the Binational Industrial Research and Development Foundation ("BIRD Foundation"). The Company is committed to pay royalties to the BIRD Foundation at a rate of 5% of sales proceeds generating from projects for which the BIRD Foundation provided funding up to 150% of the sum financed by the BIRD Foundation.

The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:-COMMITMENTS AND CONTINGENCIES (Cont.)

As of December 31, 2020, the Company had a contingent liability to pay royalties in the amount of approximately $306.

The Company did not pay or accrue any amounts for such royalties during the years ended December 31, 2020, 2019 and 2018.

d.Litigation:

1.In 2003, the Brazilian tax authority filed a claim against the Company’s inactive subsidiary in Brazil, SPC International Ltda (the “Brazilian Subsidiary”), for the payment of taxes allegedly due from the Brazilian Subsidiary. After numerous hearings and appeals at various appellate levels in Brazil, the Supreme Court ruled against the Brazilian Subsidiary in final non-appealable decisions published in June 2017. As of December 31, 2020, the total amount of this claim, including interest, penalties and legal fees is approximately $6,825, of which approximately $777 is the principal. The Brazilian tax authorities initiated foreclosure proceedings against the Brazilian Subsidiary and certain of its former managers. The foreclosure proceedings against the former manager were cancelled by court in a final and not appealable decision issued in July 2017. While foreclosure and other collection proceedings are pending against the Brazilian Subsidiary, based on external Brazilian counsel’s opinion, the Company believes that the Brazilian Subsidiary has solid arguments to sustain its position that further collection proceedings and inclusion of any additional co-obligors in the tax foreclosure certificate are barred due to statute of limitation and that the foreclosure procedures cannot legally be redirected to other group entities and managers who were not initially cited in the foreclosure proceeding due to the passage of the statute of limitation. Accordingly, the Company believes that the chances that such redirection will lead to a loss recognition are remote.

2.In 2014, the Company’s Peruvian subsidiary, Gilat To Home Peru, (“GTH Peru”), initiated arbitration proceedings in Lima against the Ministry of Transport and Communications of Peru, (“MTC”), and PRONATEL. The arbitration was related to the PRONATEL projects awarded to the Company in 2000-2001. Under these projects, GTH Peru provided fixed public telephony services in rural areas of Peru. GTH Peru main claim was related to damages caused by the promotion of mobile telephony in such areas by the Peruvian government in the years 2011-2015. In June 2018, the arbitration tribunal issued an arbitration award ordering MTC and PRONATEL to pay GTH Peru approximately $14,000. MTC applied to the Superior Court in Lima to declare such award null and void. In July 2019, the Superior Court rejected the annulment action. MTC filed a protective constitutional action against such ruling. In September 2019, the 11th Constitutional Court in Lima rejected MTC’s action declaring it inadmissible. MTC appealed the resolution, which is currently pending. In parallel, in July 2019, the Company has initiated proceedings at the 17th Civil Chamber specialized in Commercial Matters of the Superior Court of Justice of Lima for enforcement of the arbitration award. Based on the advice of counsel, such proceedings are expected to continue for five years or more. MTC’s objection to the enforcement proceedings was denied. In October 2019, the Company’s subsidiary initiated additional arbitration proceedings against MTC and PRONATEL based on similar grounds for the years 2015-2019. MTC filed its defense denying the Company’s subsidiary claims.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:-COMMITMENTS AND CONTINGENCIES (Cont.)

3.In October 2017, the Temporary Union UGC-FUSA, a former subcontractor that was hired in connection with the Kioskos Project in Colombia, initiated an arbitration proceeding against the Company’s local subsidiary for breach of contract. The amount of the claim is approximately $6,300. In July 2018, the subsidiary filed its response and a counterclaim against UGC-Fusa and its insurer, Seguros del Estado. In June 2019, the arbitration was concluded by means of a settlement agreement under which the Company's subsidiary paid UGC-FUSA an amount of $400. The Company reversed an accrual for this matter as a consequence recognized $3,260 as reduction of costs in cost of revenues for the year ended December 31, 2019.

4.In 2018, GNP, the Company’s subsidiary in Peru, won a government bid for two additional regional projects in the Amazonas and Ica regions in Peru for PRONATEL with a value of approximately $154,000. GMC Engineering Solutions and SATEL Comunicaciones y Datos, two of the three entities comprising the losing bidder consortium, applied to the superior court in Lima to cancel the bid and obtained a preliminary injunction against the award. Although the lawsuit did not name GNP as a defendant, the subsidiary was served as an interested third party in the process and filed its objection and defenses. Currently, following PRONATEL’s request, GNP continues performing these projects. Based on the advice of counsel, the Company believes that the chances of success of the proceedings seeking to cancel the bid are remote.

5.The Company is also in the midst of different stages of audits and disputes with various tax authorities in different parts of the world. Further, the Company is the defendant in various other lawsuits, including employment-related litigation claims and may be subject to other legal proceedings in the normal course of its business. While the Company intends to defend the aforementioned matters vigorously, it believes that a loss in excess of its accrued liability with respect to these claims is not probable.

e.Pledges and securities, see Note 13c.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:-COMMITMENTS AND CONTINGENCIES (Cont.)

f.Guarantees:

The Company guarantees its performance to certain customers through bank guarantees, surety bonds from insurance companies and corporate guarantees. Guarantees are often required for the Company's performance during the installation and operational periods. The guarantees typically expire when certain operational milestones are met.

As of December 31, 2020, the aggregate amount of bank guarantees and surety bonds from insurance companies outstanding in order to secure the Company's various obligations was $111,444, including an aggregate of $108,690 on behalf of its subsidiaries in Peru. In order to secure these guarantees the Company provided a floating charge on its assets as well as other pledges, including a fixed pledge, on certain assets and property. In addition, the Company has $25,771 of restricted cash to secure these guarantees.

In accordance with ASC 460, "Guarantees" ("ASC 460"), as the guarantees above are performance guarantees for the Company's own performance, such guarantees are excluded from the scope of ASC 460. The Company has not recorded any liability for such amounts, since the Company expects that its performance will be acceptable. To date, no guarantees have ever been exercised against the Company.

NOTE 9:- LEASES

The Company's subsidiaries entered into various non-cancelable operating lease agreements for certain of their offices and facilities, expiring between 2021 and 2027. Components of operating lease expense were as follows:

	Year ended December 31,
	2020	2019

Operating lease expenses*	$2,139	$2,196
Short- term lease expenses	222	272
Total lease expenses	$2,361	$2,468

*)	Operating lease expenses was paid in cash during the year ended December 31, 2020

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:- LEASES (Cont.)

As of December 31, 2020 and 2019, the Company’s operating leases had a weighted average remaining lease term of 3.2 and 3 years, respectively, and a weighted average discount rate of 4.5%.

Future lease payments under operating leases as of December 31, 2020 were as follows:

2021	$2,050
2022	1,389
2023	1,060
2024	827
Thereafter	100
Total future lease payments	5,426
Less imputed interest	(530)
Total lease liability balance	$4,896

NOTE 10:- DERIVATIVE INSTRUMENTS

The following table details the fair value of derivative instruments in the consolidated balance sheets:

		Fair value of derivative instruments
		December 31,
		2020	2019
Derivative:

Foreign exchange forward contract (1)	Other current asset	42	-

(1)The Company entered into foreign currency forward contract for receivables which were nominated in BRL and measured at fair value. This derivative instrument was not designated as a hedge. The change in the fair value of the forward contract was recorded in financial expense (income) in the statement of profit and loss in the amount of $42 for the year ended December 31, 2020. The forward contract will mature in 2021.

The Company has entered into foreign currency forward contracts to protect against changes in value of forecasted foreign currency cash flows resulting from salaries and related payments that are denominated in NIS. These contracts were designated as cash flow hedges, as defined by ASC 815, as amended, and are considered highly effective as hedges of these expenses. As of December 31, 2020 and 2019 there were no outstanding forward contracts for payments denominated in NIS.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:- DERIVATIVE INSTRUMENTS (cont.)

During the years ended December 31, 2020, 2019 and 2018, the Company recognized net income related to the effective portion of its hedging instruments. The effective portion of the hedged instruments has been included as an addition of payroll income and other operating income in the consolidated statement of income amounted to $350, $335 and $1,056 in the years ended December 31, 2020, 2019 and 2018, respectively.

The ineffective portion of the hedged instrument which was recorded during the year ended December 31, 2020 was $181. The ineffective portion of the hedged instruments which were recorded, for the years ended December 31, 2019 and 2018, was immaterial and has been recorded as financial income (expenses). As of December 31, 2020 and 2019 the Company had no outstanding forward contracts.

NOTE 11:- SHAREHOLDERS' EQUITY

a.Share capital:

Ordinary shares confer upon their holders voting rights, the right to receive cash dividends and the right to share in excess assets upon liquidation of the Company.

b.Stock option plans:

Description of plans:

In October 2008, the compensation stock option committee of the Company's Board of Directors approved the adoption of the 2008 Stock Incentive Plan (the "2008 Plan") with 1,000,000 shares or stock options available for grant and a sub-plan to enable qualified optionees certain tax benefits under the Israeli Income Tax Ordinance. Among the incentives that may be adopted are stock options, performance share awards, performance share unit awards, restricted shares, RSUs awards and other stock-based awards. During the years commencing in 2010 and through December 31, 2019, the Company's Board of Directors approved, in the aggregate, an increase of 6,015,500 shares to the number of shares available for grant under the 2008 Plan, bringing the total number of shares available for grant to 7,015,500. As of December 31, 2020, an aggregate of 200,388 shares are still available for future grants under the 2008 Plan.

Options granted under the 2008 Plan vest quarterly over three to four years or 50% at the second anniversary and 25% at the third and fourth anniversary. The options expire after six, seven or ten years from the date of grant. Any options, which are forfeited or canceled before expiration of the 2008 Plan, become available for future grants.

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

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:- SHAREHOLDERS' EQUITY (Cont.)

In February 2019, the 2008 Plan was amended to include a dividend adjustment, whereby unless otherwise is resolved by the Board of Directors, the exercise price of each outstanding share option (whether vested or not) (as such term is defined in the 2008 Plan), shall be reduced by an amount equal to the cash dividend per share distributed on the applicable distribution date. The amendment applied to the dividend distributed by the Company’s Board of Directors in April 2019, and the following dividends declared since, as described below. In addition, the amendment stipulates that the administrating committee may apply a “net exercise” payment method, whereby a certain number of ordinary shares to which a participant is entitled, may be withheld according to the formula set forth in the amendment.

Valuation assumptions:

The Company selected the Black-Scholes-Merton option-pricing model as the most appropriate fair value method for its stock options awards. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements. The expected term of options granted is based upon historical experience and represents the period of time that options granted are expected to be outstanding. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. In April 2019 the Company distributed a cash dividend for the first time in the amount of $24,864 or $0.45 per share. In November 2020 the Company distributed a cash dividend in the amount of $19,999 or $0.36 per share, in December 2020 the Company declared a cash dividend in the amount of $35,003 or $0.63 per share which was paid in January 2021 (see Note 17). For all of the above a protective adjustment was applied to the outstanding equity awards. However, the Company has not adopted a general policy regarding the distribution of dividends and makes no statements as to the distribution of dividends in the foreseeable future.

Options granted to employees:

The fair value of the Company's stock options granted to employees for the years ended December 31, 2020, 2019 and 2018 was estimated using the following weighted average assumptions:

	Year ended December 31,
	2020	2019	2018

Risk free interest	-	1.35%-2.51%	2.48%-2.82%
Dividend yields	-	0%	0%
Volatility	-	33.35%-34.32%	33%
Expected term (in years)	-	4.22-4.26	4.3-4.39

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:- SHAREHOLDERS' EQUITY (Cont.)

A summary of employee option balances under the 2008 Plan as of December 31, 2020 and changes during the year then ended are as follows:

	Number of options	Weighted-average exercise price (*)	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value (in thousands) (*)

Outstanding at January 1, 2020	3,168,980	$6.6	3.8	$5,936

Granted	-	$-
Exercised	(269,702)	$4.8
Forfeited	(122,500)	$8.1

Outstanding at December 31, 2020	2,776,778	$6.7	3.0	$2,393

Exercisable at December 31, 2020	1,360,403	$5.0	1.9	$2,258

(*) In November 2020 the Company distributed a cash dividend in the amount of $19,999 or $0.36 per share. All exercise prices were updated on a retrospective basis (See also Note 11.c)

During the year ended December 31, 2020 no new options were granted to employees. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing stock price on the last trading day of the year 2020 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2020. These amounts change based on the fair market value of the Company's stock. Total intrinsic value of options exercised for the year ended December 31, 2020 was $424.

In 2019, the Company accounted for changes in award terms as a modification in accordance with ASC 718. A modification to the terms of an award should be treated as an exchange of the original award for a new award with total compensation cost equal to the grant-date fair value of the original award plus the incremental value measured at the same date. Under ASC 718, the calculation of the incremental value is based on the excess of the fair value of the new (modified) award based on current circumstances over the fair value of the original award measured immediately before its terms are modified based on current circumstances. The total incremental effect in connection with the modification described above considering the outstanding options as of December 31, 2020 amounted to $917 out of which $89 and $803 were recorded during the years ended December 31, 2020 and 2019, respectively.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:- SHAREHOLDERS' EQUITY (Cont.)

The outstanding and exercisable options granted to employees under the 2008 Plan as of December 31, 2020, have been separated into ranges of exercise price as follows:

Ranges of exercise price	Options outstanding as of December 31, 2020	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable as of December 31, 2020	Weighted average exercise price of exercisable options

$2.96-4.27	824,982	1.3	$4.0	824,982	4.0
$4.32-5.70	333,046	2.4	$5.0	235,421	5.0
$7.05-9.15	1,618,750	4.0	$8.4	300,000	7.5

	2,776,778	3.0	$6.7	1,360,403	5.0

Additional stock-based compensation data:

As of December 31, 2020, there was $1,304 of unrecognized compensation costs related to non-vested stock-based compensation arrangements granted to employees under the 2008 Plan. The cost related to employees is expected to be recognized over a weighted-average period of 2 years.

During the year ended December 31, 2020, 2019 and 2018 the stock-based compensation for options were recognized in the consolidated statement of income (loss) in the following line items:

	Year ended December 31,
	2020	2019	2018

Cost of revenues of products	$82	$138	$75
Cost of revenues of services	84	120	39
Research and development, net	279	280	134
Selling and marketing	287	448	236
General and administrative	550	1,149	522
	$1,282	$2,135	$1,006

c.Dividends:

1.In the event that cash dividends are declared by the Company, such dividends will be declared and paid in Israeli currency. Under current Israeli regulations, any cash dividend paid in Israeli currency in respect of ordinary shares purchased by non-residents of Israel with non-Israeli currency, may be freely repatriated in such non-Israeli currency, at the exchange rate prevailing at the time of repatriation.

2.In April 2019, the Company distributed a cash dividend for the first time, in the amount of $24,864 or $0.45 per share.

In November 2020 the Company distributed a cash dividend, in the amount of $19,999 or $0.36 per share. In December 30, 2020, the Comapny declared an additional dividend in the amount of $35,003 or $0.63, which was paid in January 2021 (see Note 17). However, the Company has not adopted a general policy regarding the distribution of dividends and makes no statements as to the distribution of dividends in the foreseeable future.

3.Pursuant to the terms of a loan from a bank (see also Note 13c), the Company is restricted from paying cash dividends to its shareholders without initial approval from the bank; which was received for all of the above mentioned dividends.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:- TAXES ON INCOME

a.Israeli taxation:

1.Corporate tax rates:

Generally, income of Israeli companies is subject to corporate tax. The corporate tax rate in Israel is 23% in 2020, 2019 and 2018.

2.Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the "Law"):

The Company has been granted an "Approved Enterprise" status, under the Law, for nine investment programs in the alternative program, by the Israeli Government.

Certain production facilities of the Company have been granted 'Benefitted Enterprise' status under the provision of the Law.

Since the Company was eligible under the terms of minimum qualifying investment and elected 2011 as the Year of Election as defined in the law.

Income derived from Benefitted Enterprise is tax exempt for a period of two years out of the period of benefits. Based on the percentage of foreign shareholding in the Company, income derived during the remaining years of benefits is taxable at the rate of 10%-25%.

The period of benefits of the Benefitted Enterprises under the 2011 election will expire in 2023. As of December 31, 2020, the Company did not generate income from the Benefitted Enterprises.

In the event of distribution of dividends from the above mentioned tax exempt income, the amount distributed would be taxed at a corporate tax rate of 10% to 25%, depending on the level of foreign investment in the Company.

Income from sources other than a "Benefitted Enterprise" during the benefit period is subject to tax at the regular corporate tax rate (23% in 2020, 2019 and 2018).

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

b.Income taxes on non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed according to the tax laws in their respective domiciles of residence. The Company has not made any provisions relating to undistributed earnings of the Company's foreign subsidiaries since the Company has no current plans to distribute such earnings. If earnings are distributed to Israel in the form of dividends or otherwise, the Company may be subject to additional Israeli income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes. As of December 31, 2020, the amount of undistributed earnings of non-Israeli subsidiaries, which is considered indefinitely reinvested, was $3,359 with a corresponding unrecognized deferred tax liability of $273.

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

c.Carryforward tax losses and credits:

As of December 31, 2020, the Company had operating loss carry forwards for Israeli income tax purposes of approximately $105,989 which may be offset indefinitely against future taxable income.

As of December 31, 2020, the Company's U.S. subsidiary had approximately $1,540 of carryforward tax losses for Federal tax purposes and $10,132 of carryforward tax losses for state tax purposes. The U.S subsidiary had R&D credits carryforwards for federal tax purposes of approximately $3,591 and for state tax purposes of approximately $2,934.

The Company has carryforward tax losses relating to other subsidiaries in Europe and Latin America of approximately $41,908 (which can be utilized within 9 years) and $31,547 ($22,706 can be utilized within 4 years and $8,841 can be utilized indefinitely), as of December 31, 2020, respectively.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:- TAXES ON INCOME (Cont.)

d.Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

		December 31,
		2020	2019
1.	Provided in respect of the following:

	Carryforward tax losses and credits *)	$38,937	$39,719
	Property, equipment and intangibles	1,004	1,466
	Inventory accrual	1,173	1,129
	Vacation accrual	1,103	833
	Supplementary tax advances	2,489	2,315
	Deferred revenues	567	1,237
	Research and development costs	297	269
	Other temporary differences	2,568	1,498

	Gross deferred tax assets	48,138	48,466

	Valuation allowance	(25,476)	(26,693)

	Net deferred tax assets	22,662	21,773

	Gross deferred tax liabilities
	Property, equipment and intangibles	(3,367)	(3,343)

	Gross deferred tax liabilities	(3,367)	(3,343)

	Net deferred tax assets	$19,295	$18,430

*)	The amounts are shown after reduction for unrecognized tax benefits of $4,197 and $2,855 as of December 31, 2020 and 2019, respectively.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:- TAXES ON INCOME (Cont.)

		December 31,
		2020	2019
2.	Deferred taxes are included in the consolidated balance sheets, as follows:

	Long term assets	$19,295	$18,455
	Long term liabilities	$-	$(25)

3.The Peruvian government awarded GNP, the Company's subsidiary in Peru, the Regional PRONATEL Projects under six separate bids for the construction of fiber and wireless networks, operation of the networks for a defined period and their transfer to the government. The income derived from the construction of the project is an exempt subsidy, and therefore a significant uncertainty arises about GNP’s eligibility to deduct certain construction costs incurred in generating the exempt income against future taxable income. Accordingly, as of December 31, 2020 and 2019, the Company did not record deferred income taxes to reflect the total net tax effects of the potential temporary differences.

4.As of December 31, 2020, the Company decreased the valuation allowance by $1,217, resulting mainly from changes in temporary differences relating to carryforward tax losses. The Company provided valuation allowance for a portion of the deferred tax regarding the carryforwards losses and other temporary differences that management believes are not expected to be realized in the foreseeable future.

During the year ended December 31, 2019, the Company released valuation allowance against the deferred tax assets primarily related to carryforward tax losses in Israel.

5.The functional and reporting currency of the Company and most of its subsidiaries is the U.S. dollar. The difference between the annual changes in the NIS/dollar exchange rate causes a further difference between taxable income and the income before taxes shown in the financial statements. In accordance with ASC 740, the Company has not provided deferred income taxes on the difference between the functional currency and the tax basis of assets and liabilities.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:- TAXES ON INCOME (Cont.)

e.Reconciling items between the statutory tax rate of the Company and the actual taxes on income (tax benefit):

	Year ended December 31,
	2020	2019	2018

Income before taxes on income from continuing operations, as reported in the consolidated statements of income	$35,704	$22,955	$16,986

Statutory tax rate	23.0%	23.0%	23.0%

Theoretical taxes on income	$8,212	$5,279	$3,907
Currency differences	(7)	(1,908)	3,089
Tax adjustment in respect of different tax rates and "Benefitted Enterprise" status	(1,204)	241	345
Changes in valuation allowance	(1,217)	(14,248)	(3,941)
Loss from liquidation of subsidiaries *)	-	-	(8,930)
Capital (gain) loss from merger, acquisition and related litigation expense, net	(7,749)	18	-
Expiration of carryforward tax losses	1,367	923	-
Exempt subsidy loss (income)	(1,459)	(3,813)	394
Nondeductible expenses and other differences	2,850	(75)	3,713

	$793	$(13,583)	$(1,423)

*)

In 2018, the Company’s Dutch subsidiary liquidated some of its subsidiaries and consequently recognized losses for tax purposes. These losses can be offset from taxable income in future periods under the tax regulations in the Netherlands. The Company does not expect these losses to be realized in the foreseeable future and respectively provided a full valuation allowance.

f.Taxes on income (tax benefit) included in the consolidated statements of income:

	Year ended December 31,
	2020	2019	2018

Current	$808	$1,300	$2,249
Deferred	(15)	(14,883)	(3,672)

	$793	$(13,583)	$(1,423)

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:- TAXES ON INCOME (Cont.)

	Year ended December 31,
	2020	2019	2018

Domestic	$325	$(14,472)	$610
Foreign	468	889	(2,033)

	$793	$(13,583)	$(1,423)

g.Income before taxes on income (tax benefit) from operations:

	Year ended December 31,
	2020	2019	2018

Domestic	$44,387	$12,851	$6,596
Foreign	(8,683)	10,104	10,390

	$35,704	$22,955	$16,986

h.Unrecognized tax benefits:

A reconciliation of the beginning and ending gross amount of unrecognized tax benefits is as follows:

	December 31,
	2020	2019

Balance at beginning of year	$3,190	$2,234
Decrease in tax positions for prior years	(72)	(19)
Increase in tax positions for current year	1,359	975

Balance at the end of year *)	$4,477	$3,190

*)

The amounts for the years ended December 31, 2020 and 2019 include $4,197 and $2,855, respectively, of unrecognized tax benefits which are presented as a reduction from deferred tax assets, see Note 12d.

The unrecognized tax benefits include accrued penalties and interest of $259 and $295 as of December 31, 2020 and 2019, respectively. During the years ended December 31, 2020 and 2019, the Company recorded income of $35 and expenses of $102 accrued on the unrecognized tax benefits, respectively.

The Company and its subsidiaries file income tax returns in Israel and in other jurisdictions of its subsidiaries. The Company's tax assessments through 2015 are considered final. As of December 31, 2020, the tax returns of the Company and its main subsidiaries are still subject to audits by the tax authorities for the tax years 2015 through 2019.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:- SUPPLEMENTARY CONSOLIDATED BALANCE SHEET INFORMATION

a.Other current assets:

	December 31,
	2020	2019

Governmental authorities	$7,215	$8,388
Prepaid expenses	5,654	6,060
Deferred charges	1,162	2,868
Advance payments to suppliers	1,643	3,912
Other	963	1,779

	$16,637	$23,007

b.Other current liabilities:

Payroll and related employee accruals	$10,512	$11,500
Governmental authorities	639	651
Deferred rent income	2,065	-
Other	106	110

	$13,322	$12,261

c.Long-term loans:

		Interest rate for			December 31,
	Linkage	2020	2019	Maturity	2020	2019
		%

Loans from banks:
(a)	U.S. dollars	4.77	4.77	2021	$4,000	$8,000
(b)	Euro	EURIBOR +2.75	EURIBOR +2.75	2020	-	96

					4,000	8,096
Less - current maturities					4,000	4,096

					$-	$4,000

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:- SUPPLEMENTARY CONSOLIDATED BALANCE SHEET INFORMATION (Cont.)

(a)The Company entered into a loan agreement with an Israeli bank secured by a floating charge on the assets of the Company, and which is further secured by a fixed pledge (mortgage) on the Company's real estate in Israel. In addition, there are financial covenants associated with the loan. As of December 31, 2020 the Company is in compliance with these covenants.

(b)A Dutch subsidiary of the Company entered into a mortgage and loan agreement with a German bank.

Interest expenses on the long-term loans amounted to $195, $395 and $614 for the years ended December 31, 2020, 2019 and 2018, respectively.

d.Other long-term liabilities:

	December 31,
	2020	2019

Long-term deferred taxes	$-	$25
Long-term deferred rent	521	-
Other	110	83

	$631	$108

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:- SELECTED CONSOLIDATED STATEMENTS OF INCOME (LOSS) DATA

a.Financial expenses, net:

	Year ended December 31,
	2020	2019	2018
Income:

Interest on cash equivalents, bank deposits and restricted cash	$399	$1,472	$981
Other	272	18	29

	671	1,490	1,010
Expenses:

Interest with respect to bank credit, loans and other	195	395	614
Exchange rate differences, net	176	103	1,074
Bank charges including guarantees	2,201	3,552	3,560
Other	6	57	60

	2,578	4,107	5,308

Total financial expenses, net	$1,907	$2,617	$4,298

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:- SELECTED CONSOLIDATED STATEMENTS OF INCOME (LOSS) DATA (Cont.)

b.Earnings per share:

The following table sets forth the computation of basic and diluted net earnings per share:

1.Numerator:

	Year ended December 31,
	2020	2019	2018
Numerator for basic and diluted earnings per share -

Net income available to holders of Ordinary shares	$34,911	$36,538	$18,409

2.Denominator (number of shares in thousands):

	Year ended December 31,
	2020	2019	2018
Denominator for basic net loss per share -

Weighted average number of shares	55,516	55,369	54,927
Add-employee stock options	67	662	826

Denominator for diluted net earnings per share - adjusted weighted average shares assuming exercise of options	55,583	56,031	55,753

NOTE 15:- CUSTOMERS, GEOGRAPHIC AND SEGMENT INFORMATION

The Company applies ASC 280, "Segment Reporting" ("ASC 280"). Operating segments are defined as components of an enterprise for which separate financial information is available and is evaluated regularly by the chief operating decision maker. Segments are managed separately as follows:

Fixed Networks provides advanced fixed broadband satellite communication networks, satellite communication systems and associated professional services and comprehensive turnkey solutions and fully managed satellite network services solutions. The Company’s customers are service providers, satellite operators, mobile network operators, or MNOs, telecommunication companies, or Telco, large enterprises and governments worldwide. In addition, it includes the Company’s network operation and managed networks and services in Peru.

Mobility Solutions provides advanced on-the-move satellite communications equipment, systems and solutions, including airborne, maritime and ground-mobile satellite systems and solutions.

This segment provides solutions for land, sea and air connectivity, while placing major focus on the high-growth market of IFC, with the Company’s unique leading technology as well as defense and homeland security activities.

Terrestrial Infrastructure Projects includes the Company's construction of fiber and wireless network in Peru.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15:- CUSTOMERS, GEOGRAPHIC AND SEGMENT INFORMATION (cont.)

a.Information on the reportable segments:

1.The measurement of the reportable operating segments is based on the same accounting principles applied in these financial statements which includes certain corporate overhead allocations.

2.Financial data relating to reportable operating segments:

	Year ended December 31, 2020
	Fixed Networks	Mobility Solutions	Terrestrial Infrastructure Projects	Unallocated	Total

Revenues	$92,671	$54,169	$19,045	$-	$165,885
Cost of revenues	61,939	37,728	25,003	-	124,670

Gross profit (loss)	30,732	16,441	(5,958)	-	41,215

Research and development, net	7,350	18,953	-	-	26,303
Selling and marketing	12,388	4,448	35	-	16,871
General and administrative	8,520	4,002	1,541	-	14,063
Merger, acquisition and related litigation income, net	-	-	-	(53,633)	(53,633)

Operating income (loss)	2,474	(10,962)	(7,534)	53,633	37,611
Financial expenses, net					1,907

Income before taxes					35,704
Taxes on income					793

Net income					$34,911

Depreciation and amortization expenses	$5,953	$4,259	$79	$-	$10,291

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15:- CUSTOMERS, GEOGRAPHIC AND SEGMENT INFORMATION (Cont.)

	Year ended December 31, 2019
	Fixed Networks	Mobility Solutions	Terrestrial Infrastructure Projects	Unallocated	Total

Revenues	$127,265	$104,665	$31,562	$-	$263,492
Cost of revenues	80,038	53,263	34,314	-	167,615

Gross profit (loss)	47,227	51,402	(2,752)	-	95,877

Research and development, net	10,919	19,265	-	-	30,184
Selling and marketing	14,955	6,485	48	-	21,488
General and administrative	11,279	5,914	1,322	-	18,515
Merger, acquisition and related litigation expenses, net	-	-	-	118	118

Operating income (loss)	10,074	19,738	(4,122)	(118)	25,572
Financial expenses, net					2,617

Income before taxes					22,955
Taxes on income (benefit)					(13,583)

Net income					$36,538

Depreciation and amortization expenses	$7,032	$3,871	$75	$-	$10,978

	Year ended December 31, 2018
	Fixed Networks	Mobility Solutions	Terrestrial Infrastructure Projects	Total

Revenues	$144,208	$97,180	$25,003	$266,391
Cost of revenues	93,745	47,995	30,614	172,354

Gross profit (loss)	50,463	49,185	(5,611)	94,037

Research and development, net	11,764	21,259	-	33,023
Selling and marketing	16,106	6,421	179	22,706
General and administrative	11,302	4,436	1,286	17,024

Operating income (loss)	11,291	17,069	(7,076)	21,284
Financial expenses, net				4,298

Income before taxes				16,986
Taxes on income (benefit)				(1,423)

Net income				$18,409

Depreciation and amortization expenses	$6,811	$6,128	$210	$13,149

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15:- CUSTOMERS, GEOGRAPHIC AND SEGMENT INFORMATION (Cont.)

b.Geographic information:

Following is a summary of revenues by geographic areas. Revenues attributed to geographic areas, based on the location of the end customers and in accordance with ASC 280, are as follows:

	Year ended December 31,
	2020	2019	2018

Latin America	$58,622	$81,622	$94,707
Asia Pacific	25,265	44,181	39,381
North America	59,819	107,520	97,122
Europe, the Middle East and Africa	22,179	30,169	35,181

	$165,885	$263,492	$266,391

c.The Company's long-lived assets (property and equipment, net and operating lease right-of-use asset) are located as follows:

	December 31,
	2020	2019

Israel	$59,554	$62,897
Latin America	3,657	5,878
United States	8,737	7,820
Europe	8,593	9,500
Other	1,510	1,700

	$82,051	$87,795

d.The table below represents the revenues from major customers:

	Year ended December 31,
	2020	2019	2018

Customer A	20%	16%	10%
Customer B	11%	12%	15%
Customer C	* )	11%	* )
Customer D	-	* )	13%

*)Less than 10%

Customer A is located in Peru, Customers B and C are located in North America and Customer D is located in Colombia.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16:- RELATED PARTY BALANCES AND TRANSACTIONS

a.The Company entered into a number of agreements for the purchase of infrastructure, construction and services from C. Mer Industries Ltd. ("C. Mer"), a publicly traded company in Israel (TASE). The Company's controlling shareholder, FIMI Opportunity Funds ("FIMI"), holds approximately 36.6% of C. Mer's share capital.

b.In December 2015 the Company entered into a memorandum of understanding with Orbit Communication Systems, ("Orbit"), a publicly traded company in Israel (TASE), for development and manufacture of antenna for an aggregate amount of approximately $1,750. The memorandum specifies prices per additional product units ordered in the future by the Company. In August 2017, FIMI acquired approximately 33.4% of Orbit's share capital and representatives of FIMI serve on Orbit's board of directors. As of December 31, 2020, FIMI holds approximately 41.7% of Orbit share capital.

c.Transactions with the related parties:

	Year ended December 31,
	2020	2019	2018

Cost of revenues of products	$113	$2,048	$764

Research and development	$-	$-	$346

Purchase of property and equipment and inventory	$100	$-	$101

d.Balances with the related parties:

	December 31,
	2020	2019

Advance payments	$-	$344

Deferred charges	$8	$-

Trade payables	$899	$109

Accrued expenses	$-	$1,761

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 17:-SUBSEQUENT EVENT

In December 30, 2020 the Company declared a cash dividend in an amount of $0.63 per share, which was paid in January 2021 (approximately $35,003). This cash dividend was distributed following court approval allowing the distribution despite lack of retained earnings.