Form 20-F
period 2021-12-31
GILAT SATELLITE NETWORKS LTD
filed 2022-05-16
CIK 897322

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

Gilat House, 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva, 4913020Israel

(Address of principal executive offices)

Yael Shofar, Adv.

General Counsel

Gilat Satellite Networks Ltd.

Gilat House, 21 Yegia Kapayim Street,

Kiryat Arye, Petah Tikva, 4913020 Israel

Tel: +9723 929 3020

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

56,539,237 Ordinary Shares, NIS 0.20 nominal value per share

(as of December 31, 2021)

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

Yes ☐ No ☒

This report on Form 20-F is being incorporated by reference into our Registration Statements on Form F-3 (Registration No. 333-232597) and on Form S-8 (Registration Nos. 333-180552, 333-187021, 333-204867, 333-210820, 333-217022, 333-221546, 333-223839, 333-231442, 333-236028. 333-253972 and 333-255740).

INTRODUCTION

          We are a leading global provider of satellite-based broadband communications. We design and manufacture ground-based satellite communications equipment and provide comprehensive solutions and end-to-end services powered by our innovative technology. Our portfolio includes a cloud-based satellite network platform, Very Small Aperture Terminals, or VSATs, amplifiers, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid State Power Amplifiers, or SSPAs, Block Upconverters, or BUCs,  and Transceivers. Our comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband internet access, cellular backhaul over satellite, enterprise, social inclusion solutions, in-flight connectivity, or IFC, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. We have a large installed base, having sold over 1.6 million satellite terminals spanning approximately 100 countries and currently have hundreds of active networks.

We provide managed network and services through terrestrial and satellite networks in addition to developing and marketing ground-based satellite communications equipment. We have proven experience in delivering complex projects and services worldwide. We offer complete turnkey integrated solutions, including:

◾	Managed satellite network services solutions, including services over our own networks (which may include satellite capacity);
◾	Network planning and optimization;
◾	Remote network operation;
◾	Call center support;
◾	Hub and field operations; and
◾	Construction and installation of communication networks, typically on a Build, Operate and Transfer, or BOT, or Build, Operate and Own, or BOO, contract basis.

In these BOT and BOO projects, we build telecommunication infrastructure typically using fiber-optic and wireless technologies for broadband connectivity.

We have 20 sales and support offices worldwide, three Network Operation Centers, or NOCs, and five R&D centers. Our products are sold to communication service providers, satellite operators, Mobile Network Operators, or MNOs, and system integrators that use satellite communications to serve enterprise, social inclusion solutions, government and residential users, MNOs and system integrators that use our technology. Our solutions and services are also sold to defense and homeland security organizations. In addition, we provide services directly to end-users in various market segments, including in certain countries in Latin America.

From 2018 through 2021, we operated in three operating segments, comprised of our Fixed Networks, Mobility Solutions and Terrestrial Infrastructure Projects:

•
Fixed Networks provides advanced fixed broadband satellite communication networks, satellite communication systems and associated professional services and comprehensive turnkey solutions (which may include in certain instances managed satellite network services). Our customers are service providers, satellite operators, MNOs, telecommunication companies, or Telcos, and large enterprises and governments worldwide. In addition, it includes our network operation and managed networks and services in Peru. We focus on high throughput satellites, or HTS, and very high throughput satellites, or VHTS, and Non GEO-Stationary Orbit satellite constellation networks, or NGSOs, opportunities worldwide. Principal applications include cellular backhaul, social inclusion solutions, government, defense and enterprise networks and drive meaningful partnerships with satellite operators to leverage our technology and breadth of services to deploy and operate the ground-based satellite communication networks.

•
Mobility Solutions provides advanced on-the-move satellite communications equipment, systems, and solutions, including airborne, maritime, gateways and ground-mobile satellite systems and solutions. This segment provides solutions for land, sea and air connectivity, focusing on the high-growth IFC market, with our unique leading technology as well as defense and homeland security activities. Our product portfolio includes a leading network platform with high-speed VSATs, high performance on-the-move antennas and high efficiency, high power SSPAs, BUCs and transceivers. Our customers are satellite operators, service providers, system integrators, defense and homeland security organizations, as well as other commercial entities worldwide.

i

•	Terrestrial Infrastructure Projects provides fiber and wireless network infrastructure construction of the Programa Nacional de Telecomunicaciones (Pronatel), or PRONATEL, in Peru.

Commencing in the first quarter of 2022, in order to reflect our new management’s approach in the management of our operations, organizational alignment, customer base and end markets, we operate in three new operating segments, as follows:

•
Satellite Networks is focused on the development and supply of networks that are used as the platform that enables the latest satellite constellations of HTS, VHTS and NGSO opportunities worldwide. We provide advanced broadband satellite communication networks and associated professional services and comprehensive turnkey solutions and managed satellite network services solutions. Our customers are service providers, satellite operators, MNOs, Telcos, large enterprises, system integrators, defense, homeland security organizations and governments worldwide. Principal applications include In-Flight-Connectivity, cellular backhaul, maritime, social inclusion solutions, government, defense and enterprise networks and are driving meaningful partnerships with satellite operators to leverage our technology and breadth of services to deploy and operate the ground-based satellite communication networks. Our product portfolio includes a leading satellite network platform with high-speed VSATs, high performance on-the-move antennas, BUCs and transceivers.

•
Integrated Solutions is focused on the development, manufacturing and supply of products and solutions for mission-critical defense and broadcast satellite communications systems, advanced on-the-move and on-the-pause satellite communications equipment, systems and solutions, including airborne, ground-mobile satellite systems and solutions. The integrated solutions product portfolio comprises of leading high-efficiency, high-power SSPAs, BUCs and transceivers with a field-proven, high-performance variety of frequency bands. Our customers are satellite operators, In-Flight Connectivity service providers, defense and homeland security system integrators, and NGSO gateway integrators.

•
Network Infrastructure and Services is focused on telecom operation and implementation of large-scale networks projects in Peru. We provide terrestrial (fiber optic and wireless network) and satellite network construction and operation. We serve our customers through technology integration, managed networks and services, connectivity services, internet access and telephony over our own networks. We implement projects using various technologies (including our equipment), mainly based on BOT and BOO contracts.

 We are evaluating whether the change in our reporting segments, as described above, affects goodwill assignment to reporting units.

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

TABLE OF CONTENTS

PART I		1
ITEM 1:	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	1
ITEM 2:	OFFER STATISTICS AND EXPECTED TIMETABLE	1
ITEM 3:	KEY INFORMATION	1
A.	Reserved	1
B.	Capitalization and Indebtedness	1
C.	Reasons for the Offer and Use of Proceeds	1
D.	Risk Factors	1
ITEM 4:	INFORMATION ON THE COMPANY	30
A.	History and Development of the Company	30
B.	Business Overview	31
C.	Organizational Structure	50
D.	Property, Plants and Equipment	50
ITEM 4A:	UNRESOLVED STAFF COMMENTS	51
ITEM 5:	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	51
A.	Operating Results	51
B.	Liquidity and Capital Resources	68
C.	Research and Development	70
D.	Trend Information	71
E.	Critical Accounting Estimates	72
ITEM 6:	DIRECTORS AND SENIOR MANAGEMENT	77
A.	Directors and Senior Management	77
B.	Compensation of Directors and Officers	81
C.	Board Practices	83
D.	Employees	91
E.	Share Ownership	93
ITEM 7:	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	94
A.	Major Shareholders	94
B.	Related Party Transactions	96
C.	Interests of Experts and Counsel	96
ITEM 8:	FINANCIAL INFORMATION	96
ITEM 9:	THE OFFER AND LISTING	98
A.	Offer and Listing Details	98
B.	Plan of Distribution	98
C.	Markets	98
D.	Selling Shareholders	98
E.	Dilution	98
F.	Expense of the Issue	98
ITEM 10:	ADDITIONAL INFORMATION	99
A.	Share Capital	99
B.	Memorandum and Articles of Association	99
C.	Material Contracts	99
D.	Exchange Controls	100
E.	Taxation	100
F.	Dividend and Paying Agents	109
G.	Statement by Experts	109
H.	Documents on Display	109
I.	Subsidiary Information	110
ITEM 11:	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	110
ITEM 12:	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	111

v

PART I

ITEM 1:	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

ITEM 2:	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3:	KEY INFORMATION

A.	Reserved

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable

D.	Risk Factors

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

•	A significant portion of our revenue in 2021 was attributable to a limited number of customers.
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
•
Because we compete for largescale contracts in competitive bidding processes, losing a small number of bids or a decrease in the revenues generated from our large-scale projects could have a significant adverse impact on our operating results.

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

•	Our insurance coverage may not be sufficient for every aspect or risk related to our business
•	We operate in the highly competitive network communications industry and may be unsuccessful in competing effectively in the future.
•	Our lengthy sales cycles could harm our results of operations if forecasted sales are delayed or do not occur.
•
We may enter into acquisition agreements or form strategic alliances or partnerships in order to remain competitive in our market, and such acquisitions, strategic alliances or partnerships could be difficult to integrate, disrupt our business and dilute shareholder value.

•	U.S. government spending priorities and terms may change in a manner adverse to our businesses.
•	If we are unable to competitively operate within the network communications market and respond to new technologies, our business could be adversely affected.
•	If we are unable to competitively operate within the GEO, HTS/VHTS, and NGSO satellite environments, our business could be adversely affected.
•	If existing contracts, or orders for our products or services are terminated, rescheduled or not renewed, our ability to generate revenues will be harmed.
•	Failure to expand our business in the IFC, cellular backhaul or NGSO markets, could have a material adverse effect on our overall business.
•
We are dependent upon a limited number of suppliers for key components that are incorporated in our products, including those used to build our hub systems and VSATs, and may be significantly harmed if we are unable to obtain such components on favorable terms or on a timely basis. We are also affected by global supply chain disruptions and price increases caused partially by COVID-19 and may be affected by the military situation in Ukraine.

•	Our failure to obtain or maintain authorizations under the U.S. export control and trade sanctions laws and export regulations and restrictions could have a material adverse effect on our business.
•	If we are unable to comply with Israel’s enhanced export control regulations our ability to export our products from Israel could be negatively impacted.
•	We are dependent on contracts with governments around the world for a significant portion of our revenue. These contracts may expose us to additional business risks and compliance obligations.
•	We depend on our main facility in Israel and are susceptible to any event that could adversely affect its condition or the condition of our other facilities.
•	If demand for our mobility applications for air, land and sea, VSATs and other products declines or if we are unable to develop products to meet demand, our business could be adversely affected.
•	We may be unable to adequately protect our proprietary rights, which may limit our ability to compete effectively.
•
Failure to protect against cyber-attacks, natural disasters or terrorist attacks, and failures of our information technology systems, infrastructure and data could have an adverse effect on our business.

•	A decrease in the selling prices of our products and services could materially harm our business.

•	Trends and factors affecting the telecommunications industry are beyond our control and may result in reduced demand and pricing pressure on our products.
•
Our international sales and business expose us to changes in foreign regulations and tariffs, tax exposures, inflation, political instability and other risks inherent to international business, any of which could adversely affect our operations.

•
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

•	Environmental laws and regulations may subject us to significant liability.

Risks Related to Ownership of Our Ordinary Shares

•
We identified material weaknesses in our internal control over financial reporting as of December 31, 2021, which we are in the process of remediating. If we are unable to remediate these material weaknesses, or if we experience additional material weaknesses or other deficiencies in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately and timely report our financial results, which could cause shareholders to lose confidence in our financial and other public reporting, and adversely affect our share price.

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

•
As a foreign private issuer whose shares are listed on the NASDAQ Global Select Market, we follow certain home country corporate governance practices instead of certain NASDAQ requirements, which may not afford shareholders with the same protections that shareholders of domestic companies have.

•	You may not be able to enforce civil liabilities in the U.S. against our officers and directors.

Risks Relating to Our Business

Our operations and sales have been adversely affected by the impact of COVID -19 pandemic and we are subject to further negative effects from the continued spread of the COVID -19 pandemic and other public health threats.

The ongoing COVID-19 pandemic continues to have an adverse effect on our industry and the markets in which we operate. We are continuing to closely monitor COVID-19 related impacts on all aspects of our business and geographies, including on our workforce, supply chain and customers. The COVID-19 outbreak has significantly impacted the travel and aviation markets in which our significant Inflight Connectivity, or IFC, customers operate and has resulted in a significant reduction of our business with some of these customers. We have also experienced postponed and delayed orders in certain other areas of our businesses. Further, the guidance of social distancing, lockdowns, quarantines and the requirements to work from home in various key territories such as Israel, Peru, California, Australia, Bulgaria, China and other countries, in addition to greatly reduced travel globally, has resulted in a substantial curtailment of business activities, which has affected and is likely to continue to affect our ability to conduct fieldwork as well as deliver products and services in the areas where restrictions are implemented by the local government. In addition, certain of our sales and support teams are unable to travel or meet with customers and the pandemic threat has caused operating, manufacturing, supply chain and project development delays and disruptions, labor shortages, travel and shipping disruptions and shutdowns (including as a result of government regulation and prevention measures). As a result, we experienced a significant reduction in business in 2020, which, despite a recovery in our business in 2021, has not yet reached its 2019 level. In the twelve months ended December 31, 2021, our revenue was $215 million, compared to $166 million in the comparable period of 2020, and $257 million in the comparable period of 2019. While we expect that the adverse effect of this public health threat will ease as a result of global vaccinations and testing and reduced restrictions on travelling, it is still likely to continue to adversely impact us by its negative impact on our ability to generate revenues due to reduced end-market demand from IFC customers, governments and enterprises and our ability to conduct fieldwork leading to order delays and cancellations. Given the current macro-economic environment and the uncertainties regarding the potential impact of COVID-19 on our business, there can be no assurance that our estimates and assumptions used in the measurement of various assets and liabilities in the consolidated financial statements will prove to be accurate predictions of the future. If our assumptions regarding forecasted cash flows are not achieved, it is possible that an impairment review may be triggered and certain assets in the consolidated financial statements may be impaired.

State and local governments are also continuing to take actions related to the pandemic, imposing additional and varying requirements on our industry. We are continuing to evaluate these evolving requirements. We cannot at this stage predict the various impacts they may have on our workforce, our suppliers, or our company. These evolving government requirements, including vaccine mandates, along with broader impacts of the continuing pandemic, could impact our workforce and performance, as well as those of our suppliers.

A significant portion of our revenue in 2021 was attributable to a limited number of customers.

We depend on several large-scale contracts for a significant percentage of our revenues. In 2021, a significant portion of our revenue was attributable to our contracts with a major U.S. satellite telecommunication company and with a Peruvian governmental authority, PRONATEL, mainly with respect to six regions in Peru, or the PRONATEL Regional Projects. Our sales to our U.S. major satellite telecommunication customer, accounted for approximately 12% of our revenue in the year ended December 31, 2021. Our sales to PRONATEL accounted for approximately 19% of our revenue in the year ended December 31, 2021. Additionally, our sales to a large U.S. system integrator and a government owned Telco in APAC in 2021, accounted for approximately 5% from each.

The PRONATEL Regional Projects, which were awarded to us in 2015 and in 2018, are of contractual value of $395 million and $154 million, respectively. The expected duration of the PRONATEL Regional Projects was significantly prolonged from their scheduled delivery dates due to continued delays in the construction phase. In addition, due to preventative measures taken by Peruvian governmental authorities with respect to COVID-19, certain restrictions and lockdowns were imposed which resulted in additional delays in progress of the PRONATEL Regional Projects, which are expected to continue for approximately 14-16 years. See Item 4.B. – “Information on the Company – Business Overview – Terrestrial Infrastructure Projects – Overview”. If we fail to deliver in a timely manner upon any of our large contracts or if any of these or other large customers were to terminate their existing contracts with us or substantially reduce the services or quantity of products they purchase from us, our revenues and operating results could be materially adversely affected. Additionally, a recession, depression, excessive inflation or other sustained adverse market events resulting from the spread of COVID-19 could materially and adversely affect our business and that of our customers or potential customers.

Our failure to deliver upon our large-scale projects in an economical and a timely manner, or a delay in collection of payments due to us in connection with any such large-scale project could have a significant adverse impact on our operating results.

We have been awarded a number of large-scale projects by our customers, including foreign governments, such as the Peruvian PRONATEL Regional Projects in 2015 and in 2018 and contracts with a major U.S. satellite telecommunication company, and with a large U.S. system integrator and with a government owned Telco. While we have successfully implemented large-scale network infrastructure projects and operations in rural areas, the PRONATEL Regional Projects as well as other projects are complex and require cooperation of third parties. Additionally, the delivery of our large-scale projects requires us to invest significant funds in order to obtain bank guarantees and requires us to incur significant expenses before we receive full payment from our customers. Failure to execute these projects in an economical manner within the projects’ budgets and schedules could result in significant penalties, impact our ability to receive and recognize the expected revenues, reduce our cash balance, and cause us losses, which would significantly adversely impact our operating results. The overall expected duration of the 2015 and 2018 PRONATEL Regional Projects was significantly prolonged from their scheduled delivery dates, due to continued delays in the construction phase. In addition, due to preventative measures taken by Peruvian governmental authorities with respect to COVID-19, certain restrictions and lockdowns were imposed which resulted in delays in the progress of the PRONATEL Regional Projects which are expected to continue for approximately 14-16 years. The construction phase of the first four PRONATEL Regional Projects was accepted by PRONATEL during 2019 and 2021 and we have entered into the operation phase with respect to these projects. Our general practice in the PRONATEL Regional Projects is to resolve delays in the projects schedules and other relevant issues through entering into an amendment agreed upon with our customer, as we have already done with respect to four PRONATEL Regional Projects.  If we fail to complete the remaining two projects in a timely manner or are unable to reach such agreement with PRONATEL for the other projects, we could incur significant penalties which will have a significant adverse effect on our business and financial results.

In the past, we incurred major losses and we may not be able to continue to operate profitably in the future.

We have operated profitably in the fiscal years 2017, 2018, 2019 and 2020, but incurred major losses in certain years prior to fiscal 2017. In 2020 we incurred an operating loss (excluding the payment received from Comtech as described below) and in 2021, we had a net loss of $3.03 million. In 2020, our net profit was $35.1 million, which was attributable to our receipt of  $53.6 million, net of related expenses, in connection with our settlement with Comtech Telecommunications Corp., or Comtech, in connection with the termination of the merger agreement we entered into with Comtech in 2020, or the Merger Agreement. Excluding the payment received from Comtech, net of related expenses, we would have incurred a net loss of $18.5 million in the year ended December 31, 2020. We have an accumulated deficit of $678 million. We cannot assure you that we can operate profitably in the future. If we do not continue to operate profitably, our share price will decline, and the viability of our company will be in question.

Our available cash balance may decrease in the future if we cannot generate cash from operations.

Our cash, cash equivalents including restricted cash as of December 31, 2021 were $84.4 million compared to $116 million as of December 31, 2020. Our positive cash flow (including restricted cash) from operating activities was approximately $18.9 million in the year ended December 31, 2021. In the years ended December 31, 2020 and 2019 we had positive cash flow from operating activities of $43.2 million (including $53.6 million received from Comtech in connection with our settlement agreement) and $34.8 million, respectively. If we do not generate sufficient cash from operations in the future, including from our large-scale projects, our cash balance will decline, and the unavailability of cash could have a material adverse effect on our business, operating results and financial condition.

The delivery of our large-scale projects requires us to invest significant funds in order to obtain bank guarantees and may require us to incur significant expenses before we receive full payment from our customers. This applies mainly to the 2015 and 2018 PRONATEL Regional Projects, which are of contractual value of $395 million and $154 million, respectively. The revenues from these projects are expected to be generated over a period of 14-16 years. We have used the advance payments received from PRONATEL as well as internal cash resources in order to finance the PRONATEL Regional Projects, and may need to significantly increase the internal cash resources used for further investment in the PRONATEL Regional Projects. We have used surety bonds and our internal resources in order to provide the required bank guarantees for the PRONATEL Regional Projects, which were approximately $73 million in the aggregate as of December 31, 2021. If we fail to obtain the necessary funding or if we fail to obtain such funds on favorable terms, we will not be able to meet our commitments and our cash flow and operational results may be adversely affected.

If the satellite communications markets fail to grow, our business could be materially harmed.

New emerging markets in the satellite communications area, including HTS, VHTS and commercial on the move products, as well as movement towards NGSO satellite constellation networks may reduce interest in geostationary satellite, or GEO, technology and services. It is difficult to predict the rate at which these emerging markets will grow or decline and there is no assurance that we will be able to further expand our penetration into the NGSO market. In addition, any significant improvement or increase in the amount of terrestrial capacity which are sought by many companies, particularly with respect to the existing fiber optic cable infrastructure and point-to-point microwave, may cause our fixed networks’ customers to shift their transmissions to terrestrial capacity or make it more difficult for us to obtain new customers. If fiber optic cable networks or other terrestrial-based high-capacity transmission systems are available to service a particular point, that capacity, when available, is generally less expensive than satellite capacity. As terrestrial-based telecommunications services expand, demand for some fixed satellite-based services may be reduced.

 If the markets for commercial satellite communications products fail to grow, or if we fail to further expand our penetration into the NGSO market operating in low earth orbits, or LEO, and in medium earth orbits, or MEO, our business could be materially harmed. Conversely, growth in these markets could come at the expense of geostationary satellite capacity markets, which in turn could materially harm our business and impair the value of our shares. Specifically, we derive most of our revenues from sales of satellite-based communications networks and related equipment and provision of services related to these networks and products a significant decline in this market or the replacement of VSAT and other satellite-based technologies by an alternative technology could materially harm our business and impair the value of our shares.

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

In March and December 2015, the Peruvian government awarded us the PRONATEL Regional Projects under four separate bids for the construction of networks, operation of the networks for a defined period and their transfer to the government. In 2018, we were awarded two additional PRONATEL Regional Projects with a contractual value  of $395 million and $154 million, respectively. The revenues from these projects are expected to be generated over a period of 14-16 years.

Agreements with the governments in these countries typically include unilateral early termination clauses and involve other risks such as the imposition of new government regulations and taxation that could pose additional financial burdens on us. Changes in the political or economic situation in these countries can result in the early termination of our business there, or materially adversely affect our ability to successfully complete our projects. Any termination of our business in any of the aforementioned countries or breach of contractual obligations by our customers could have a significant adverse impact on our business. See Item 4.B. – “Information on the Company – Business Overview – Terrestrial Infrastructure Projects – Overview”.

We submit bids on large-scale contracts through regulated bid processes with governments and large governmental agencies and our awards can be challenged by losing parties. If successful, such challenges could significantly adversely affect our business and financial results.

Our awards in bids submitted to governments and large governmental agencies can be challenged by losing parties, and if such challenges succeed our financial results will be adversely affected. In 2018, we were awarded two additional PRONATEL Regional Projects in Peru, with contractual value of approximately $154 million. Revenues from these projects are expected to be generated over approximately 15 years. Two of the three entities comprising the losing bidder consortium, which was disqualified by the bid issuer, applied for cancellation of the bid and obtained a preliminary injunction against the award. This matter is currently pending a judicial decision. Based on advice of counsel, we believe that the chances of success of the application to cancel the bid are remote, yet if successful it could significantly adversely affect our business and financial results.

Some of our significant customers are highly leveraged or dependent on industries affected by the COVID-19 and if any of them encounters financial difficulties, this could have a significant adverse effect on our business and financial results.

Some of our current and potential significant customers are highly leveraged or dependent on the airline industry that has been severely affected by the COVID-19 pandemic. In recent years, some of the significant players in our industry have entered into Chapter 11 bankruptcy protection due to financial difficulties. This includes Intelsat S.A. or Intelsat, Speedcast International Ltd., or Speedcast and Anuvu Inc. (previously Global Eagle Entertainment Inc.), or Anuvu. While these companies have emerged from such Chapter 11 status, if a major customer encounters financial difficulty, such customer may cancel or delay orders of our products and services, or we may find it difficult to collect outstanding receivables, which may adversely affect our business and operating results. In 2020, due to financial difficulties caused by the COVID-19 pandemic, certain of the orders awarded to us by our customers were delayed or cancelled.

Actual results could differ from the estimates and assumptions that we use to prepare our financial statements.

In order to prepare our financial statements in conformity with generally accepted accounting principles in the United States (“U.S. GAAP”), our management is required to make estimates and assumptions, as of the date of the financial statements, which affect the reported values of assets and liabilities, revenues and expenses, and disclosures of contingent assets and liabilities. Main areas that require significant estimates and assumptions by our management include contract costs, revenues (including variable consideration) and profits or losses, application of percentage-of-completion accounting, provisions for uncollectible receivables and customer claims, impairment of inventories, impairment of long-lived assets, useful life of long-lived assets, goodwill impairment, valuation allowance in respect of deferred tax assets, uncertain tax positions, valuation of assets acquired and liabilities assumed in connection with business combinations, accruals for estimated liabilities, including litigation and insurance reserves, and stock-based compensation. Our actual results could differ from, and could require adjustments to, those estimates.

In particular, we recognize revenues generated from the PRONATEL Regional Projects using the percentage-of-completion method. Under this method, estimated revenue is recognized by applying the percentage of completion of the contract for the period (based on the ratio of costs incurred to total estimated costs of the contract) to the total estimated revenue for the contract. As a result, revisions made to the estimates of revenues and profits are recorded in the period in which the conditions that require such revisions become known and can be estimated. We identified material weaknesses in our internal control over financial reporting as of December 31, 2021 with respect to revenue recognition relating to our regional projects in Peru, and as a result, we have restated our audited consolidated financial statement for the years ended December 31, 2019 and 2020 and revised the previously reported unaudited quarterly and year-end results for the year ended December 31, 2021. The material weaknesses that were identified are in the design and implementation of our Company’s internal controls over the revenue recognition process of our subsidiary in Peru relating to its complex projects. For additional information, see ITEM 15 – “Controls and Procedures - Management’s Annual Report on Internal Control over Financial Reporting” and Note 2 and Note 17 to our audited consolidated financial statements included in Part III, Item 18 to this Annual Report on Form 20-F.

Although we believe that our updated financial statements are correct, that our profit margins are fairly stated and that adequate provisions for losses for fixed-price contracts are recorded in our financial statements, as required under U.S. GAAP, we cannot assure you that our contract profit margins will not decrease or that any loss provisions will not increase materially in the future.

Tax authorities may disagree with our provisions and payments related to income taxes, deduction of withholding taxes, intercompany charges, cross-jurisdictional transfer pricing or other matters which could result in our being assessed additional taxes.

We are subject to taxation in the United States, Israel, Latin America (mainly Peru, Brazil and Colombia) and numerous other jurisdictions, including with respect to income taxes, obligations to withhold taxes and other tax matters. Determining our provision for the various taxes requires significant management judgment. In addition, our provision for income taxes could be adversely affected by many factors, including, among other things, changes to our operating structure, changes in the amounts of earnings in jurisdictions with different statutory tax rates, changes in the valuation of deferred tax assets and liabilities and changes in tax laws. We are subject to ongoing tax examinations in various jurisdictions Tax authorities may disagree with our intercompany charges, claimed credits, cross-jurisdictional transfer pricing, deduction of withholding taxes or other matters and assess additional taxes. While we regularly evaluate the likely outcomes of these examinations to determine the adequacy of our provision for income taxes, there can be no assurance that the outcomes of such examinations will not have a material impact on our results of operations and cash flows. Among other factors, an ambiguity could exist in cases where services are provided across countries, such as satellite capacity which is provided from a satellite operated by a company incorporated in a certain country and is received in a different country by another company which may be required to withhold taxes on the provided capacity services. While we follow the guidelines of the relevant tax authority, where available, there is no assurance that such guidelines will ultimately be determined to be binding by the relevant authorities or acceptable in the local courts of law. In addition, we may be audited in various jurisdictions, and such jurisdictions may assess additional taxes against us. Although we believe our tax estimates are reasonable, the final determination of any tax audit or litigation could be materially different from our historical tax provisions and accruals, which could have a material adverse effect on our results of operations or cash flows in the period or periods for which a determination is made. Further, subsequent legislations, guidance, court rulings or regulations that differ from our prior assumptions and interpretations, or other factors which were not anticipated at the time we estimated our tax provision, payments and deduction of withholdings could have a material adverse effect on our business, cash flow, results of operations or financial condition.

Our insurance coverage may not be sufficient for every aspect or risk related to our business.

Our business includes risks, only some of which are covered by our insurance. For example, in our satellite capacity agreements, we do not have a backup for satellite capacity, and we do not have indemnification or insurance in the event that our supplier’s satellite malfunctions or data is lost. Satellites utilize highly complex technology and operate in the harsh environment of space and therefore are subject to significant operational risks while in orbit. The risks include in-orbit equipment failures, malfunctions and other kinds of problems commonly referred to as anomalies. Satellite anomalies include, for example, circuit failures, transponder failures, solar array failures, telemetry transmitter failures, battery cell and other power system failures, satellite control system failures and propulsion system failures. Liabilities in connection with our products, services, managed networks services, premises, construction and deployment projects, or in connection with risks associated with potential cyber-attacks may not be covered by insurance or may be covered only to a limited extent. Our third-party suppliers do not always have back to back liability or insurance coverage to the same extent guaranteed by us towards our customers. In addition, our insurance does not provide coverage for acts of fraud or theft. Our business, financial condition and operating results could be materially adversely affected if we incur significant costs resulting from these exposures.

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

The network communication market is dominated by larger corporations. As part of the consolidation trend in the market, we are in competition with greater consolidated corporations. Some of our competitors have greater financial resources, providing them with greater research and development and marketing capabilities. Our competitors may also be more experienced in obtaining regulatory approvals for their products and services and marketing them. Our relative position in the network communications industry may place us at a disadvantage in responding to our competitors’ pricing strategies, technological advances and other initiatives. Our principal competitors in the supply of VSAT networks are Hughes Network Systems, LLC (owned by EchoStar Corporation), or HNS, ViaSat Inc., or ViaSat, Singapore Technologies Engineering Ltd., or ST Engineering iDirect, Comtech and UHP Networks Inc. (being acquired by Comtech), or UHP. Key providers of managed satellite network services solutions, are Speedcast, SES, Oneweb, Eutelsat S.A., or Eutelsat, and Intelsat. Most of our competitors have developed or adopted different technology standards for their VSAT products. Our primary competitors with respect to our BUCs and other Wavestream products are Communications & Power Industries LLC, or CPI, General Dynamics Satcom Technologies, Paradise Datacom, Comtech Xicom Technology Inc., or Xicom, and Mission Microwave Technologies.

 Our low-profile in-motion ground, aero and maritime antennas target a competitive market with multiple players such as Honeywell, Astronics AeroSat Corporation, or AeroSat, Qest Quantum Electronic Systems GmbH or Qest, Tecom Industries, Inc., or Tecom, Get SAT Communication Ltd., or Get Sat, and Thinkom Solutions or Thinkom. Competitors in the defense sector include General Dynamics Satcom Technologies, Orbit Communication Systems, or Orbit, Elbit Systems Ltd., or Elbit, and L3Harris Technologies, Inc. or L-3Harris. Multiple additional competitors are entering the low-profile in-motion arena and specifically electronically steered antenna market, some with new and advanced technologies. If these new entrants and/or new technologies are able to significantly penetrate the market our business could be negatively affected.

In addition, ViaSat, HNS, and Oneweb have launched their own satellites, which enable them to offer vertically integrated solutions to their customers, which may further change the competitive environment in which we operate and could have an adverse effect on our business.

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

We may from time to time seek to acquire businesses that enhance our capabilities and add new technologies, products, services and customers to our existing businesses. We may not be able to identify acquisition candidates on commercially reasonable terms or at all. If we make additional business acquisitions or enter into a merger agreement, we may not be able to successfully integrate the business acquired or we might not realize the benefits anticipated from these acquisitions or sales, including sales growth, cost synergies and improving margins. Furthermore, we might not be able to obtain additional financing for business acquisitions, since such additional financing could be restricted or limited by the terms of our debt agreements or due to unfavorable capital market conditions. Once integrated, acquisitions may not achieve comparable levels of revenues, profitability or productivity as our existing business or otherwise perform as expected. The occurrence of any of these events could harm our business, financial condition or results of operations.

In 2010, we completed the acquisition of RaySat Antenna Systems, or RAS, a leading provider of on-the-move antenna solutions, of RaySat BG, a Bulgarian research and development center, and of Wavestream, a provider of SSPAs and BUCs. If our projection for growth in the airborne business does not materialize and we fail to obtain additional business in this area, we would likely record an impairment of goodwill. In 2019, 2020 and 2021, no impairment losses were identified.

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

Our contracts with and sales to systems integrators in connection with government contracts in the U.S. are subject to the congressional budget authorization and appropriations process. Congress appropriates funds for a given program on a fiscal year basis, even though contract periods of performance may extend over many years. Consequently, at the beginning of a major program, the contract is partially funded, and additional monies are normally committed to the contract by the procuring agency only as appropriations are made by Congress in future fiscal years. Department of Defense, or DoD, budgets are a function of factors beyond our control, including, but not limited to, changes in U.S. procurement policies, budget considerations, continuing resolutions, current and future economic conditions, presidential administration priorities, changing national security and defense requirements, geopolitical developments and actual fiscal year congressional appropriations for defense budgets. Any of these factors could result in a significant decline in, or redirection of, current and future DoD budgets and impact our future results of operations. In addition, government shutdowns could result in the suspension of work on contracts in progress or in payment delays which would adversely affect our future revenue and cash flow.

Our products compete with other government policy needs, which may be viewed as more necessary, for limited resources and an ever-changing amount of available funding in the budget and appropriation process. Budget and appropriations decisions made by the U.S. government are outside of our control and have long-term consequences for our business. While we expect the U.S. government will continue to place a high priority on national security and will continue to invest in products such as ours, U.S. government spending priorities and levels remain uncertain and difficult to predict and are affected by numerous factors, including until recently sequestration (automatic, across-the-board U.S. government budgetary spending cuts), and the purchase of our products could be superseded by alternate arrangements. A change in U.S. government spending priorities or an increase in non-procurement spending at the expense of our programs, or a reduction in total U.S. government spending, could have material adverse consequences on our future business.

Since we generate significant revenues from system integrators that bid on contracts with U.S. government agencies, our operating results could be adversely affected by spending caps or changes in the budgetary priorities of the U.S. government, as well as by delays in bidding processes, program starts or the award of contracts or task orders under contracts.

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

Some of our competitors have launched Ka-band satellites. These actions may affect our competitiveness due to the relative lower cost of the Ka-band space segment per user and the increased integration of the VSAT technology in the satellite solution. Due to the current nature of the HTS solution where the initial investment in ground-based satellite communication gateway equipment is relatively high, ground-based satellite communication equipment effectively becomes tightly coupled to the specific satellite technology. As such, there may be circumstances where it is difficult for competitors to compete with the incumbent VSAT vendor using the particular HTS satellite. If this occurs, the market dynamics may change to favor a VSAT vendor partnering with the satellite service provider, which may decrease the number of vendors who may be able to succeed. We believe that this trend will intensify as the market moves toward VHTS and NGSO constellation networks. If we are unable to forge such a partnership our business could be adversely affected.

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

If existing contracts, or orders for our products or services are terminated, rescheduled or not renewed, our ability to generate revenues will be harmed.

A significant part of our business is generated from recurring customers. From time to time, projects and orders may be cancelled by customers. In 2020, due to the negative impact of COVID-19 pandemic, certain of orders awarded to us by our customers were cancelled or delayed. The termination or non-renewal of our contracts could have a material adverse effect on our business, financial condition and operating results. Some of our existing contracts could be terminated or not renewed due to any of the following reasons, among others:

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

 Failure to expand our business in the IFC, cellular backhaul or NGSO markets, could have a material adverse effect on our overall business.

Although we have signed contracts with Telcos, service providers and other customers in the IFC, commercial and cellular backhaul markets, with a large satellite operator and with a large U.S. system integrator for NGSO communications systems, we may not be successful in our plans to expand our business in these markets. The markets in which we operate, and in particular the IFC market, have been hugely impacted by the COVID-19 Pandemic and we cannot predict at this stage when the market will recover. These markets are relatively new and are highly concentrated with a limited number of players and will require additional expenditures for research and development and sales and marketing. While new players such as Amazon.com, Inc. and SpaceX have entered the NGSO market and while this may present us with business opportunities, their greater resources and integrated offerings (ground and space segments) will affect our position in this market. In addition, the cellular backhaul market with Telcos, the commercial IFC market and the NGSO market may fail to grow in accordance with our expectations.

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

We are dependent upon a limited number of suppliers for key components that are incorporated in our products, including those used to build our hub systems and VSATs, and may be significantly harmed if we are unable to obtain such components on favorable terms or on a timely basis. We are also affected by global supply chain disruptions and price increases caused partially by COVID-19 and may be affected by the military situation in Ukraine.

Several of the components required to build our products are manufactured by a limited number of suppliers. Although we have managed to solve the difficulties we experienced in the past with our suppliers with respect to availability of components, we cannot assure the continued availability of key components or our ability to forecast our component requirements sufficiently in advance. Although we are working with our suppliers to obtain components for our products on favorable terms there is no assurance that our efforts will be successful. The COVID-19 outbreak has caused certain delays and world-wide disruptions in manufacturing, supply chain, labor shortages, travel and shipping disruption and shutdowns, as well as cost increase of raw material and electronic components. We have also witnessed an increase in components’ prices and labor costs, while we may not be able to increase our products’ prices to cover these increased costs. Although the disruption in components supply was not material to the overall activity of our Company, it may adversely affect our ability to procure the necessary volume of materials in the future. If we are unable to obtain the necessary volume of components at sufficiently favorable terms or prices, we may be unable to produce our products at competitive prices. As a result, these supply chain issues may increase our costs, disrupt or reduce production and sales of our products may be lower than expected, which could have a material adverse effect on our business, financial condition and operating results. In addition, our suppliers are not always able to meet our requested lead times. If we are unable to satisfy customers’ needs on time, we could lose their business.

Certain of the significant components required to build almost all of our VSAT units, our hub systems as well as our other products are manufactured by external suppliers, sometime by a sole manufacturer. Some of our suppliers have terminated the line of products that we use as components in our products as a result of COVID-19 or for other reasons, and may do so in the future as well. Such dependency exposes us to certain risks in connection with the availability of the respective component, which could include failure in meeting time tables and production requirements and may expose us to material price increases which may affect our ability to provide competitive prices or require us to re-design some of our products. We estimate that the replacement of a manufacturer would, if required, take a substantial period of time.

We receive manufacturing services from a global manufacturer’s facility in Ukraine. While the manufacturer assured us that the operations of the plant have not been interrupted by the military situation in Ukraine and has a recovery plan in place, there is no assurance that negative developments in the area in the future will not disrupt our business and materially adversely affect our business.

We are dependent upon a limited number of suppliers of space segment, or transponder capacity and may be significantly harmed if we are unable to obtain the space segment for the provision of services on favorable terms or on a timely basis.

There are a limited number of suppliers of satellite transponder capacity and a limited amount of space segments available (although space segment availability is expected to gradually increase over the next few years and prices are expected to decrease as a result). We are dependent on these suppliers for our provision of services mainly in Peru, the Philippines, Mexico and North America. While we do secure long-term agreements with our satellite transponder providers, we cannot assure the continuous availability of space segments, the pricing upon renewals of space segments and the continuous availability and coverage in the regions where we supply services. If we are unable to secure contracts with satellite transponder providers with reliable service at competitive prices, or if such satellite capacity becomes unavailable due to a satellite anomaly or other reason, our services business could be adversely affected. We rely on satellite capacity providers, who commit to certain key performance indicators, or KPIs, in connection with the operation of our managed networks and services. Such KPIs are limited and do not always reflect the same level of KPIs guaranteed by us towards our customers.

Our failure to obtain or maintain authorizations under the U.S. export control and trade sanctions laws and export regulations and restrictions could have a material adverse effect on our business.

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

The United States has adopted economic sanctions against certain persons and entities, including certain Russian entities operating in the financial, energy and defense sectors and Chinese entities. These sanctions restrict, among other things, exports and transfer of technologies to these entities. The recent Russian-Ukraine crisis have led to additional expanded sanctions on Russia. In addition, recent events, including policies introduced by the current and past U.S. administrations, have resulted in substantial regulatory uncertainty regarding international trade and trade policy. For example, substantial changes to trade agreements has increased tariffs on certain goods imported into the United States and could lead to further imposition of significant tariff increases. The announcement of unilateral tariffs on imported products has triggered retaliatory actions from certain foreign governments, including China and Russia, and may trigger retaliatory actions by other foreign governments, resulting in what is largely referred to as a “trade war.” While we do not believe that the tariff increases or actions of foreign governments have had an adverse effect on our business to date, we cannot predict the extent to which the United States or other countries will impose quotas, duties, tariffs, taxes or other similar restrictions upon the import or export of our products in the future, a “trade war” of this nature or other similar governmental actions and economic sanctions could have an adverse impact on demand for our services, sales and customers and affect the economies of the United States and various countries, having an adverse effect on our business, financial condition and results of operations.

Against the backdrop of the recent military conflict of Russia and Ukraine and the rising tensions between the U.S. and other countries, on the one hand, and Russia, on the other hand, major economic sanctions and export controls restrictions on Russia and various Russian entities were imposed by the U.S., European Union and the United Kingdom commencing February 2022, and additional sanctions and restrictions may be imposed in the future. Theses sanctions and restrictions may materially restrict our business in Russia which mainly includes exports to Russia, which amounted to approximately $6.3 million in 2021, and may delay or prevent us from collecting funds and perform money transfers from Russia. While our business in Russia is of limited in scope and not material to our consolidated results, these restrictions may cause a reduction of our sales and financial results.

If we are unable to comply with Israel’s enhanced export control regulations our ability to export our products from Israel could be negatively impacted.

Our export of military products and “dual use” products (items that are typically sold in the commercial market but that may also be used in the defense market) and related technical information is also subject to enhanced Israeli export laws and regulation by the Ministry of Defense and Ministry of Economy. Some of our products may include features, such as encryption, that require an export license. Some of our commercial products are exempted from Israeli Ministry of Defense export control. The Israeli Ministry of Defense and Ministry of Economy may change the classification of our existing commercial products or may determine that new products we develop are not exempt from Israeli Ministry of Defense or Ministry of Economy export control. This would place such products subject to the Israeli Ministry of Defense or Ministry of Economy export control regulations as military products or “dual use” items, which would impose on our sales process stringent constraints in relation to each sale transaction and limit our markets. If we do not maintain our existing authorizations and exemptions or obtain necessary future authorizations and exemptions under the export control laws and regulations of Israel, including export licenses for the sale of our equipment and the transfer of technical information, we may be unable to export technical information or equipment outside of Israel, we may not be able to realize our market projections and our business could be materially adversely affected.  We may also be subjected to export control compliance audits or actions in the future that may uncover improper or illegal activities that would subject us to material remediation costs, civil and criminal fines, penalties or an injunction.

We are dependent on contracts with governments around the world for a significant portion of our revenue. These contracts may expose us to additional business risks and compliance obligations.

We have focused on expanding our business to include contracts with or for various governments and governmental agencies around the world, in the defense market and other areas, including the Peruvian government and U.S. federal and local government agencies either directly or through contractors or systems integrators. Such contracts account for a significant portion of our revenues. Our contracts with international governments generally contain unfavorable termination provisions. Governmental customers generally may unilaterally suspend us from receiving new contracts pending resolution of alleged violations of procurement laws or regulations and terminate existing contracts and audit our contract-related costs. If a termination right is exercised by a governmental customer, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Additionally, the business we generate from government contracts may be materially adversely affected if:

•	our reputation or relationship with government agencies is impaired;

•	we are suspended or otherwise prohibited from contracting with a domestic or foreign government or any significant law enforcement agency;

•	levels of government expenditures and authorizations for law enforcement, security and defense related programs decrease or shift to program in areas where we do not provide products and services;

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

 We are dependent on our management team, especially managers of our large entities around the world, as well as on our key employees, and the loss of one or more of them could harm our business and prevent us from implementing our business plan in a timely manner.

Our success depends in part upon the continued services of our executive officers and other key members of management, and especially managers of our large entities around the world. From time to time, there may be changes in our executive management team resulting from the hiring or departure of executives. Such changes in our executive management team may be disruptive to our business.

Our success also depends in part on sales, marketing and development personnel and our continuing ability to attract and retain highly qualified personnel, including with respect to our acquired companies. There is an increasing competition for the services of such personnel in Israel and elsewhere. The loss of the services of senior or mid-level management and qualified personnel, and the failure to attract highly qualified personnel in the future, may have a negative impact on our business. Moreover, our competitors may hire and gain access to the expertise of our former employees or our former employees may compete with us. There is no assurance that former employees will not compete with us or that we will be able to find replacements for departing key employees in the future.

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

Our business is based mainly on our proprietary technology and related products and services. We establish and protect proprietary rights and technology used in our products by the use of patents, trade secrets, copyrights and trademarks. We also utilize non-disclosure and intellectual property assignment agreements. Because of the rapid technological changes and innovation that characterize the network communications industry, our success will depend in large part on our ability to protect and defend our intellectual property rights. Our actions to protect our proprietary rights in our VSATs, hubs, SSPAs and antennas technology as well as other products may be insufficient to protect our intellectual property rights and prevent others from developing products similar to our products. In addition, the laws of many foreign countries do not protect our intellectual property rights to the same extent as the laws of the U.S., or we may have failed to enter into non-disclosure and intellectual property assignment agreements with certain persons, or the agreements we entered into may be found inadequate or we may encounter difficulties in enforcing our legal or contractual rights. If we are unable to protect our intellectual property, our ability to operate our business and generate expected revenues may be harmed.

Failure to protect against cyber-attacks, natural disasters or terrorist attacks, and failures of our information technology systems, infrastructure and data could have an adverse effect on our business.

Failure to protect against cyber-attacks, unauthorized access or network security breaches, inclement weather, natural or man-made disasters, earthquakes, explosions, terrorist attacks, acts of war, floods, fires, computer viruses, power loss, telecommunications or equipment failures, transportation interruptions, accidents or other disruptive events or attempts to harm our systems may cause equipment failures or disrupt our systems, products, networks and operations. Actual and threatened security breaches or disruption, particularly through cyber-attack or cyber intrusion, including by computer hackers, foreign governments and cyber terrorists, have increased in recent years and have become more complex. Criminal hackers may develop and deploy viruses, worms and other malicious software programs, some of which may be specifically designed to attack our products, systems, computers or networks. Additionally, external parties may induce our employees or users of our products to disclose sensitive information in order to gain access to our data or our customers' data. We have been subject, and will likely continue to be subject, to attempts to breach the security of our networks and Information Technology, or IT, infrastructure, and our products and services, through cyber-attack, malware, computer viruses, social engineering, email phishing attacks and other means of unauthorized access. Techniques used in such attempted or actual breaches and cyber-attacks are constantly evolving and generally are not recognized until launched against a target, and in some cases are designed not to be detected and, in fact, may not be detected until a substantial period has elapsed thereafter, or not at all. Accordingly, we may be unable to anticipate these techniques or to implement adequate security barriers or other preventative measures, and thus it is virtually impossible for us to entirely mitigate this risk. Since we provide products and services to communications companies, we may face an added risk of a security breach or other significant disruption to certain of our products used by some of our customers and related customer systems relating to wireless carriers as well as government functions. While none of these actual or attempted attacks has had a material impact on our operations or financial condition, we cannot provide any assurance that our business operations will not be negatively materially affected by such attacks in the future.

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

Regulators globally have adopted privacy regulations and new regulations imposing greater obligations and monetary fines for privacy violations. For example, the General Data Protection Regulation, or GDPR, adopted by the European Union and became effective in 2018. The GDPR establish requirements regarding the handling of personal data, and non-compliance with the GDPR may result in monetary penalties of up to 4% of worldwide revenue. Other examples are the California Consumer Privacy Act, or CCPA, followed by the California Privacy Rights Act, or CPRA, recently enacted, which provides California residents new rights restricting collection, use, and sharing of their “Personal Information” and the Brazilian General Data Protection Law, or LGPD, effective as of September 2020 which provides Brazilian residents new data protection rights, and the Australian Privacy Act and the Australian Privacy Principles.The Israeli Privacy Protection Regulations of 2017 also impose high penalties and sanctions on violations.  In addition, violation of applicable local privacy laws may entail criminal consequences. The GDPR, CCPA, CPRA and other changes in laws or regulations associated with the enhanced protection of certain types of sensitive data, such as healthcare data or other personal information, could greatly increase our cost of providing our products and services or even prevent us from offering certain services in jurisdictions that we operate. Further, if we fail to comply with the GDPR, CCPA and other privacy regulations applicable to us we may incur high monetary and other penalties, which may have significant adverse effect on our business.

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

Our international sales and business expose us to changes in foreign regulations and tariffs, tax exposures, inflation, political instability and other risks inherent to international business, any of which could adversely affect our operations.

We sell and distribute our products and provide our services internationally, particularly in the United States, Latin America, Asia, Asia Pacific and Europe. We also operate our business and manufacture our products internationally. A component of our strategy is to continue and expand in international markets. Our operations can be limited or disrupted by various factors known to affect international trade. These factors include the following:

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

•
political and/or economic instability in countries in which we do or desire to do business or where we operate or manufacture our products. Such unexpected changes could have an adverse effect on the gross margin of some of our projects. This includes similar risks from potential or current political and economic instability as well as volatility of foreign currencies in countries such as Peru, Colombia, Brazil, Russia, Ukraine, certain countries in Eastern Europe and East Asia and other countries in which we will conduct business in the future;

•
difficulties in staffing and managing foreign operations that might mandate employing staff in various countries to manage foreign operations. This requirement could have an adverse effect on the profitability of certain projects;

•	adverse economic conditions and general uncertainty about economic recovery or growth, including recession, depression and inflation concerns;

•	longer payment cycles and difficulties in collecting accounts receivable;

•	foreign exchange risks due to fluctuations in local currencies relative to the dollar; and

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

If we fail to meet our obligations in our credit and guarantee agreements with banks, including any failure to meet covenants in our credit agreements, the banks may terminate the agreements or require additional assurances and our business could be seriously harmed.

Our credit and guarantee facilities with banks contain covenants regarding our maintenance of certain financial ratios. A failure by our Company to meet the obligations contained in our credit facilities, would trigger acceleration of payments or restrict, among other things, our ability to pledge our assets, dispose of assets, give guarantees or restrict certain changes in the ownership of our shares. Additionally, our credit and guarantee facilities with a certain bank contains covenants regarding our maintenance of certain financial ratios. Our ability to continue to comply with these and other obligations depends in part on the future performance of our business. We cannot assure you that we shall be able to continue to comply with the covenants included in our agreements with the banks. If we fail to comply, we shall be required to renegotiate the terms of our credit facilities with the banks. We cannot assure you that we shall be able to reach an agreement with the banks or that such agreements will be on favorable terms to us. Our ability to restructure or refinance our credit facilities depends on the condition of the capital markets and our financial condition. Any refinancing of our existing credit facilities could be at higher interest rates and may require us to comply with different covenants, which could restrict our business operations.

We may face difficulties in obtaining regulatory approvals for our telecommunication services and products, which could adversely affect our operations.

Certain of our telecommunication operations require licenses and approvals by the Israeli Ministry of Communication, the Federal Communications Commission in the U.S., or FCC, and by regulatory bodies in other countries. In Israel, the U.S. and other countries, the operation of satellite earth station facilities and VSAT systems such as ours are prohibited except under licenses issued by the Israeli Ministry of Communication and the FCC in the U.S. Our airborne products require licenses and approvals by the Federal Aviation Agency, or FAA, which are obtained by our customers or our Wavestream subsidiary. We must also obtain approval of the regulatory authority in each country in which we propose to provide network services or operate VSATs. The approval process in Latin America and elsewhere can often take a substantial amount of time and require substantial resources.

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

Since we operate in several countries, we are impacted by currency exchange rates and fluctuations of various currencies. Although partially mitigated by our hedging activities, we are impacted by currency exchange rates and fluctuations thereof in a number of ways, including the following:

•
A significant portion of our expenses, principally salaries and related personnel expenses, are incurred in NIS, and to a lesser extent, other non-U.S. dollar currencies, whereas the currency we use to report our financial results is the U.S. dollar and a significant portion of our revenue is generated in U.S. dollars. During 2021 and 2020, we witnessed a significant devaluation of the U.S. dollar against the NIS. The continuation of such strengthening of the NIS against the U.S. dollar can considerably increase the U.S. dollar value of our expenses in Israel and our results of operations may be adversely affected.

•
A portion of our international sales is denominated in currencies other than the U.S. dollar, including but not limited to the Euro, Australian Dollar, Brazilian Real, Peruvian Sol, Russian Ruble, Malaysian Ringgit and the Mexican Peso, therefore we are exposed to the risk of devaluation of such currencies relative to the dollar which could have a negative impact on our revenues.

•	We have assets and liabilities that are denominated in non-U.S. dollar currencies. Therefore, significant fluctuation in these other currencies could have significant effect on our results.

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

In addition, we may be required to commence litigation to protect our intellectual property rights and trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against third‑party claims of invalidity or infringement. An adverse result of any litigation could force us to pay substantial damages, stop designing, manufacturing, using or selling related products, spend significant resources to develop alternative technologies, discontinue using certain processes, obtain licenses or compensate our customers. We may also not be able to develop alternative technology, and we may not be able to find appropriate licenses on reasonably satisfactory terms. Any such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business, financial condition and operating results.

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

Potential liability claims relating to our products or services could have a material adverse effect on our business.

We may be subject to liability claims relating to the products we sell or services we provide. Potential liability claims could include, among others, claims for exposure to electromagnetic radiation from the antennas we provide or use. We endeavor to include in our agreements with our business customers provisions designed to limit our exposure to potential claims. We also maintain a product liability insurance policy. However, we may fail to include limitations of our liability in our contracts, or our contractual limitations of liability may be rejected or limited in certain jurisdictions. Additionally, our insurance does not cover all relevant claims, such as claims for exposure to electromagnetic radiation, and does not provide sufficient coverage. To date, we have not been subject to any material product liability claim. Our business, financial condition and operating results could be materially adversely affected if costs resulting from future claims are not covered by our insurance or exceed our coverage.

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

We may suffer from a short-term decrease in our revenues due to customers shifting to our SkyEdge IV next generation system.

In early 2022, we launched SkyEdge IV, our next generation system for VHTSs and NGSOs as part of our SkyEdge product family. We plan to provide our current and potential customers with both SkyEdge II-c and SkyEdge IV in parallel in the near future. Some of our customers may wish to postpone their purchases in order to receive our advanced platform SkyEdge IV and refrain from ordering our currently available SkyEdge II-c. Accordingly, we may suffer from a short-term decrease in our revenues.

Risks Related to Ownership of Our Ordinary Shares

We identified material weaknesses in our internal control over financial reporting as of December 31, 2021, which we are still in the process of remediating. If we are unable to remediate these material weaknesses, or if we experience additional material weaknesses or other deficiencies in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately and timely report our financial results, which could cause shareholders to lose confidence in our financial and other public reporting, and adversely affect our share price.

In the course of preparing our consolidated financial statements for the year ended December 31, 2021, we identified material weaknesses in our internal control over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified were with respect to revenue recognition relating to our regional projects in Peru. As a result, we have restated our audited consolidated financial statements for the years ended December 31, 2019 and 2020 and revised the previously reported unaudited quarterly and year-end results for the year ended December 31, 2021. The material weaknesses that were identified are in the design and implementation of our Company’s internal controls over the revenue recognition process of our subsidiary in Peru relating to its complex projects.  As a result, management concluded that our internal control over financial reporting was not effective as of December 31, 2021. To remediate our identified material weaknesses, we are now in the process of developing a remediation plan to improve our internal control over financial reporting. For additional information regarding the material weaknesses and our remediation plan, see ITEM 15 – “Controls and Procedures - Management’s Annual Report on Internal Control over Financial Reporting” and Note 2 and Note 17 to our audited consolidated financial statements included in Part III, Item 18 to this Annual Report on Form 20-F. Although we plan to adopt a remediation plan and implement the measures identified under the remediation plan to address the material weaknesses, there can be no assurance that our efforts will be successful. Implementation of these measures may not fully remediate the material weaknesses in a timely manner, and there is no assurance that we will not have material weaknesses or significant deficiencies in the future. Our failure to restore effective internal controls and procedures, could prevent us from meeting our financial reporting obligations on a timely basis.  If other currently undetected material weaknesses in our internal controls exist, it could result in material misstatements in our financial statements requiring us to restate previously issued financial statements, which could cause investors to lose confidence in our reported financial information, and could subject us to regulatory scrutiny and to litigation from shareholders, which could have a material adverse effect on our business and the price of our shares.

If we are unable to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, the reliability of our financial statements may be questioned and our share price may suffer.

The Sarbanes-Oxley Act of 2002 imposes certain duties on us and on our executives and directors. To comply with this statute, we are required to document and test our internal control over financial reporting, and our independent registered public accounting firm must issue an attestation report on our internal control procedures, and our management is required to assess and issue a report concerning our internal control over financial reporting. Our efforts to comply with these requirements have resulted in increased general and administrative expenses and a diversion of management time and attention, and we expect these efforts to require the continued commitment of significant resources. We identified material weaknesses in our internal control over financial reporting as of December 31, 2021 with respect to revenue recognition relating to our regional projects in Peru. As a result, we have restated our audited consolidated financial statement for the year ended December 31, 2019 and 2020 and revised the previously reported unaudited quarterly and year-end results for the year ended December 31, 2021. While we are in the process of designing a remediation plan to improve our internal controls and procedures, we may in the future identify material weaknesses or significant deficiencies in our assessments of our internal controls over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities, and could adversely affect our operating results, investor confidence in our reported financial information and the market price of our ordinary shares.

Our share price has been highly volatile and may continue to be volatile and decline.

The trading price of our shares as well as the market generally has fluctuated widely in the past and may continue to do so in the future as a result of a number of factors, many of which are outside our control. During the period from January 4, 2021 to May 9, 2022, our ordinary shares traded in a range from $6.58 to a high of $22.69 and the daily trade volume on NASDAQ ranged from 126,800 shares to 10,735,800 shares. In addition, the stock market has experienced extreme price and volume fluctuations that have affected the market prices of many technology companies, particularly telecommunication and internet related companies, and that have often been unrelated or disproportionate to the operating performance of these companies or stimulated by market rumors. These broad market fluctuations could adversely affect the market price of our shares. In the past, following periods of volatility in the market price of a particular company’s securities, securities class action litigation has often been brought against that company. Securities class action litigation against us could result in substantial costs and a diversion of our management’s attention and resources.

Our operating results may vary significantly from quarter to quarter and from year to year and these quarterly and yearly variations in operating results, as well as other factors, may contribute to the volatility of the market price of our shares.

Our operating results have and may continue to vary significantly from quarter to quarter. The causes of fluctuations include, among other things:

•	the timing, size and composition of requests for proposals or orders from customers;

•	the timing of introducing new products and product enhancements by us and the level of their market acceptance;

•	the mix of products and services we offer;

•	the level of our expenses;

•	the changes in the competitive environment in which we operate; and

•	Our ability to supply the goods ordered within the quarter.

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

U.S. holders of our ordinary shares may face income tax risks. There is a risk that we will be treated as a “passive foreign investment company”. Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of our ordinary shares and would likely cause a reduction in the value of such shares. A foreign corporation will be treated as a PFIC for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income,” or (2) at least 50% of the average value of the corporation’s gross assets produce, or are held for the production of, such types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income”. If we are treated as a PFIC, U.S. Holders of shares (or rights) would be subject to a special adverse U.S. federal income tax regime with respect to the income derived by us, the distributions they receive from us, and the gain, if any, they derive from the sale or other disposition of their ordinary shares (or rights). In particular, any dividends paid by us, if any, would not be treated as “qualified dividend income” eligible for preferential tax rates in the hands of non-corporate U.S. shareholders. We believe that we were not a PFIC for the 2021 taxable year. However, since PFIC status depends upon the composition of our income and the market value of our assets from time to time, there can be no assurance that we will not become a PFIC in any future taxable year. U.S. Holders should carefully read Item 10E. “Additional Information – Taxation” for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ordinary shares (or rights).

Future sales of our ordinary shares and the future exercise of options may cause the market price of our ordinary shares to decline and may result in a substantial dilution.

During 2021 and through the date of this filing, our largest shareholder, FIMI Opportunity Funds, or the FIMI Funds, sold approximately 24.0% of our outstanding ordinary shares and granted an option to Phoenix Holdings Ltd., or Phoenix, to acquire its remaining ordinary shares (approximately 9.8% of our outstanding ordinary shares) through the end of 2022.  We cannot predict what effect, if any, future sales of our ordinary shares by our significant shareholders, or the availability for future sale of our ordinary shares, including shares issuable upon the exercise of our options, will have on the market price of our ordinary shares. In July 2019, we filed a shelf registration statement with the Securities and Exchange Commission allowing for our issuance and sale of up to $150 million of ordinary shares and other securities. At that time, we also registered ordinary shares of our company then held by the FIMI Funds and Mivtach Shamir Holdings Ltd for resale, most of which shares have subsequently been resold pursuant to Rule 144. The registration statement will expire in July 2022. Sales of substantial amounts of our ordinary shares in the public market by our company or our significant shareholders, or the perception that such sales could occur, could adversely affect the market price of our ordinary shares and may make it more difficult for you to sell your ordinary shares at a time and price you deem appropriate.

Certain of our shareholders beneficially own a substantial percentage of our ordinary shares.

FIMI Funds, our largest shareholder, holds approximately 9.8% of our outstanding ordinary shares, Phoenix holds approximately 9.3% of our outstanding ordinary shares and options to purchase FIMI Funds’ holdings in our company, and our third largest shareholder holds approximately 6.6% of our outstanding ordinary shares. This concentration of ownership of our ordinary shares could delay or prevent mergers, tender offers, or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price for our ordinary shares. This concentration could also accelerate these same transactions in lieu of others depriving shareholders of opportunities. This concentration of ownership may also cause a decrease in the volume of trading or otherwise adversely affect our share price.

In April 2019 we distributed a cash dividend for the first time, followed by additional dividends distributed in December 2020 and January 2021. No assurance can be given that we will continue to distribute dividends in the future.

In April 2019 we distributed a cash dividend in the amount of $0.45 per share (approximately $24.9 million in the aggregate). Following receipt of the settlement amount from Comtech in December 2020, we distributed a cash dividend of $0.36 per share and in January 2021 (following the receipt of court approval) we distributed a cash dividend of $0.63 per share (approximately $20 million and $35 million, respectively). We have not adopted a general policy regarding the distribution of dividends and make no statements as to the distribution of dividends in the foreseeable future. The terms of some of our financing arrangements require us to meet certain financial covenants regarding minimum cash balance and the distribution of dividends requires prior approval of certain banks which provide us with credit facilities and guarantees. Any future dividend distributions are subject to the discretion of our board of directors and will depend on various factors, including our operating results, future earnings, capital requirements, financial condition, and tax implications of dividend distributions on our income, future prospects and any other factors deemed relevant by our board of directors. The distribution of dividends is also limited by Israeli law, which permits the distribution of dividends by an Israeli corporation only out of its retained earnings as defined in Israel’s Companies Law, 5759-1999, or the Companies Law, provided that there is no reasonable concern that such payment will cause us to fail to meet our current and expected liabilities as they become due, or otherwise with the court’s approval (as we obtained for the January 2021 dividend). You should not invest in our company if you seek a secured dividend income from your investment. For information regarding taxation of dividend, see ITEM 10.E – “Additional Information - Taxation - Israeli Tax Consequences of Holding Our Stock - Dividends”.

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

While Israel and the United Arab Emirates signed a normalization agreement in 2020, there are a number of countries, primarily in the Middle East, as well as Malaysia and Indonesia that restrict business with Israel or Israeli companies, and we are precluded from marketing our products to these countries directly from Israel. Restrictive laws or policies directed towards Israel or Israeli businesses may have an adverse impact on our operations, our financial results or the expansion of our business. In addition, there have been increased efforts by activists to cause companies and consumers to boycott Israeli goods. Such actions, particularly if they become more widespread, may adversely impact our ability to sell our products.

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

We were incorporated in Israel in 1987 and are subject to the laws of the State of Israel. We are a public limited liability company under Israel’s Companies Law and operate under that law and associated legislation. Our corporate headquarters, executive offices and main research and development and engineering facilities, as well as facilities for product assembly are located at Gilat House, 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva 4913020, Israel. Our telephone number is (972) 3-925-2000. Our address in the U.S. is c/o Wavestream Corporation at 545 West Terrace Drive, San Dimas, California 91773. Our website address is www.gilat.com. The information on our website is not incorporated by reference into this annual report.

We are a leading global provider of satellite-based broadband communications. We design and manufacture ground-based satellite communications equipment and provide comprehensive solutions and end-to-end services powered by our innovative technology. Our portfolio includes a cloud-based satellite network platform, VSAT terminals, amplifiers, high-speed modems, high-performance on-the-move antennas, high efficiency, high power SSPA amplifiers, BUCs and transceivers. Our comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband internet access, cellular backhaul, enterprise, social inclusion solutions, in-flight connectivity, maritime, trains, defense and public safety, all while meeting stringent service level requirements. We also provide connectivity services, internet access and telephony to enterprise, government and residential customers over networks built using our own equipment and over other networks that we install, mainly based on BOT and BOO contracts. We build telecommunication infrastructure in these projects typically using fiber-optic and wireless technologies for broadband connectivity.

Our products are primarily sold to satellite operators, communication service providers MNOs and system integrators that use satellite communications for their customers and to government organizations and system integrators that use our technology. We are particularly active in the following market sectors: enterprise and government broadband applications; consumer broadband access; cellular connectivity; national telecommunication connectivity; defense and homeland security and mobility applications for air, land and sea. We provide services directly to end-users in various market sectors including in certain countries in Latin America and provide managed network services in certain countries, such as Australia, Peru, Mexico, Philippines and the U.S., over a satellite network owned by a third party. We have 20 sales and support offices worldwide, three network operations centers and five R&D centers.

We shipped our first generation VSAT in 1989 and since then, we have been among the technological leaders in the satellite ground equipment industry. Our continuous investment in research and development has resulted in the development of new and industry leading products and our intellectual property portfolio includes 73 issued patents (57 U.S. and 16 foreign) relating to our VSAT and other systems as well as 11 issued patents in the U.S. relating to our satellite communication on the move antenna solutions and 13 issued patents (3 U.S. and 10 foreign) for our high power SSPAs.

In 2021, 2020 and 2019, our property and equipment purchases amounted to approximately $8.9 million, $4.7 million and $8.0 million, respectively. These amounts do not include the reclassification of inventory to property and equipment and other non-cash purchases made during 2021, 2020 and 2019 in the approximate amounts of $2.4 million, $0.3 million and $1.4 million respectively.

B.	Business Overview

We are a leading provider of ground-based satellite communications and other network communications solutions and services. We believe in the right of all people to be connected. Our mission is to create and deliver deep technology solutions for satellite, ground and new space connectivity.

With proven expertise, a can-do attitude and a winning global team, we aspire to be the natural partner, bringing real value in the satcom market. We design and manufacture ground-based satellite networking communications equipment, which we sell to our customers either as network components (modems, BUCs, antennas) or as complete network solutions (which include hubs and related terminals and services) or turnkey projects. We develop the equipment that includes commercial VSAT systems, defense and homeland security satellite communications systems, SSPAs, BUCs, transceivers, low-profile antennas, on-the-Move and on-the-Pause terminals and modems. Our equipment is used by satellite operators, service providers, telecommunications operators, MNOs, system integrators, government and defense organizations, large corporations and enterprises. We sell and distribute our products and provide our services internationally, in Latin America, Asia, Asia Pacific, North America, Africa and Europe. In particular, we provide connectivity services, internet access and telephony, to enterprise, government and residential customers over our own networks, built using both our equipment and equipment purchased from other manufacturers in various technologies and over other networks that we install, mainly based on BOT and BOO contracts. We build telecommunication infrastructure in these projects typically using fiber-optic and wireless technologies for broadband connectivity. We also provide NOC services and hub services.

From 2018 through 2021, we operated in three operating segments - Fixed Networks, Mobility Solutions and Terrestrial Infrastructure Projects, as follows:

•
Fixed Networks provides advanced fixed broadband satellite communication networks, satellite communication systems and associated professional services and comprehensive turnkey solutions (which may include in certain instances managed satellite network services). Our customers are service providers, satellite operators, MNOs, or Telcos, and large enterprises and governments worldwide. In addition, it includes our network operation and managed networks and services in Peru. We focus on HTS VHTS and NGSO opportunities worldwide. Principal applications include cellular backhaul, social inclusion solutions, government, defense and enterprise networks and drive meaningful partnerships with satellite operators to leverage our technology and breadth of services to deploy and operate the ground-based satellite communication networks.

•
Mobility Solutions provides advanced on-the-move satellite communications equipment, systems, and solutions, including airborne, maritime, gateways and ground-mobile satellite systems and solutions. This segment provides solutions for land, sea and air connectivity, focusing on the high-growth IFC market, with our unique leading technology as well as defense and homeland security activities. Our product portfolio comprises of a leading network platform with high-speed VSATs, high performance on-the-move antennas and high efficiency, high power SSPAs, BUCs and transceivers. Our customers are satellite operators, service providers, system integrators, defense and homeland security organizations, as well as other commercial entities worldwide.

•	Terrestrial Infrastructure Projects provides fiber and wireless network infrastructure construction of the Programa Nacional de Telecomunicaciones (Pronatel), or PRONATEL, in Peru.

Commencing in the first quarter of 2022, in order to reflect our new management’s approach in the management of our operations, organizational alignment, customer base and end markets, we  operate in three new operating segments, as follows:

•
Satellite Networks is focused on the development and supply of networks that are used as the platform that enables the latest satellite constellations of HTS, VHTS and NGSO opportunities worldwide. We provide advanced broadband satellite communication networks and associated professional services and comprehensive turnkey solutions and managed satellite network services solutions. Our customers are service providers, satellite operators, MNOs, Telcos, large enterprises, system integrators, defense, homeland security organizations and governments worldwide. Principal applications include In-Flight-Connectivity, cellular backhaul, maritime, social inclusion solutions, government, defense and enterprise networks and are driving meaningful partnerships with satellite operators to leverage our technology and breadth of services to deploy and operate the ground-based satellite communication networks. Our product portfolio includes a leading satellite network platform with high-speed VSATs, high performance on-the-move antennas, BUCs and transceivers.

•
Integrated Solutions is focused on the development, manufacturing and supply of products and solutions for mission-critical defense and broadcast satellite communications systems, advanced on-the-move and on-the-pause satellite communications equipment, systems and solutions, including airborne, ground-mobile satellite systems and solutions. The integrated solutions  product portfolio comprises of leading high-efficiency, high-power SSPAs, BUCs and transceivers with a field-proven, high-performance variety of frequency bands. Our customers are satellite operators, In-Flight Connectivity service providers, defense and homeland security system integrators and NGSO gateway integrators.

•
Network Infrastructure and Services is focused on telecom operation and implementation of large-scale networks projects in Peru. We provide terrestrial (fiber optic and wireless network) and satellite network construction and operation. We serve our customers through technology integration, managed networks and services, connectivity services, internet access and telephony over our own networks. We implement projects using various technologies (including our equipment), mainly based on BOT and BOO contracts.

We are evaluating whether the change in our reporting segments, as described above, affects goodwill assignment to our reporting units.

In the year ended December 31, 2021, we derived approximately 53%, 36% and 11% of our revenues from our Fixed Networks, Mobility Solutions and Terrestrial Infrastructure Projects segments, respectively.

We have diversified revenue streams that result from both sales of products, which include construction of networks, and services. In the year ended December 31, 2021, approximately 65% of our revenues were derived from sales of products and 35% from services. During the same period, we derived 33%, 33%, 21% and 13% of our revenues from Latin America, U.S. and Canada, APAC and EMEA, respectively.

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

A two-way broadband satellite communications solution is comprised of the following elements:

•	Communications satellite – Typically a satellite in geostationary orbit (synchronized with the earth’s orbit) or NGSO.

•
Satellite communications ground station equipment – These are devices that have a combination of data communications and Radio Frequency, or RF elements designed to deliver data via communication satellites. Examples of ground station equipment are remote site terminals, such as VSATs, central hub station systems,  amplifiers, BUCs and antennas.

•	A VSAT is comprised of the following elements:

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

Broadband satellite networks are comprised of ground stations at multiple locations that communicate through a satellite, providing continent-wide wireless connectivity. Satellite broadband networks are used to provide a variety of traffic types such as broadband data, video and voice. The value chain of satellite network services consists of the following four main elements:

Satellite operators provide satellite capacity (a portion of the satellite’s bandwidth and power which is used to establish one or more communication channels). A typical GEO satellite can cover a geographic area the size of the continental U.S. or larger. NGSO satellite constellations are global and can cover most of the earth area. The satellite receives information from the ground station equipment, amplifies it and transmits it back to earth on a different frequency. Satellite operators sell the capacity in a variety of leasing agreements to their customers. Our technology is compatible with GEO and NGSO satellites, C‑band, Ku‑band and Ka‑band satellites including, special extended C‑band and extended Ku‑band satellites. Some of the leading satellite operators are Intelsat, SES, Telesat, Hispasat, Eutelsat and Chinasat. New potential large NGSO satellite constellation operators include SpaceX, Amazon, Telesat and OneWeb.

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

System integrators are companies that provide customized solutions to end users by integrating the necessary equipment and services. For example, defense organizations often work with specialized system integrators that integrate various components, such as power amplifiers and low-profile antennas, into a satellite terminal.

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

Given the technological and implementation benefits afforded by satellite communications networks, we believe that the market for satellite communications products and services will continue to grow. In particular, according to a 2021 report from Northern Sky Research, or NSR, a leading international telecom market research and consulting firm, the revenue growth for enterprise and Cellular backhaul, or CBH, segments in GEO/NGSO , is expected to grow at a compounded annual growth rate, or CAGR, of 14% through 2029.

Further, according to a 2021 NSR report, aggregated satellite capacity has grown significantly in recent years and is forecasted to grow further in the coming years. According to the report, the growing availability of satellite capacity has resulted in significant reduction in the cost of satellite capacity.

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

Consumer. The consumer market consists of residential users. These users require a high‑speed internet connection similar to a digital subscriber line, or DSL, or cable modem service. Internet connectivity in all reaches of the world is a means to provide equal opportunity to all and digital inclusion, which is part of our vision and mission.

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

Our Competitive Strengths

We are a leading provider of satellite communication and networking products and services. Our competitive strengths include:

Market leadership in large and growing markets. Since our inception, we have sold more than 1.6 million satellite terminals (VSATs)and over 40,000 BUCs, SSPAs and Transceivers and many other products, to customers in approximately 100 countries. Our customer base includes a large number of satellite‑based communications service providers, system integrators and operators worldwide. In addition, we are one of the largest satellite communications service providers to rural communities in Latin America.

Technology leadership. We have been at the forefront of satellite communications technology and services for over 30 years and continue to be an innovator and developer of new satellite technologies. Our customizable satellite communications technology enables us to provide a wide range of broadband, internet, voice, data and video solutions to our customers. We offer hubs and optimized satellite terminals (VSATs) which can attain a rate of up to 400 Mbps and plan to supply speeds over 1Gbps. Our product and operations infrastructure is capable of running hubs with greater than 99.8% availability while rolling out thousands of new VSAT site locations each month. In 2022, we launched SkyEdge IV – our next generation system for VHTS and NGSO that will join our successful proven SkyEdge product family. SkyEdge IV is targeted as a solution for the latest state-of-the art VHTS Software Defined Satellites (SDS) that will be launched in the coming decade. SkyEdge IV provides extreme high performance and space segment efficiency. Our product lines are known for their durability and resilience. We provide advanced on-the- move terminals, including all components such as antennas, BUCs and modems. Our low-profile, satellite communications on-the-move solutions antennas provide reliable broadband communications for commercial and defense applications. Our SSPAs provide high performance, even at the extreme end of temperature and environmental performance specifications. X-Architecture, our cloud-based distributed architecture, and our Electronically-Steered Array / Phased Array Antenna (ESA/PAA) are our leading innovations that, we believe, have positioned us as a leader in providing satellite communications technology. With SkyEdge IV we introduced our next generation Elastix-Architecture that provides substantial improvements in scalability and performance. Our research, development and engineering teams, located in several locations worldwide, enable us to rapidly develop new features and applications. Moreover, by directly serving end-users through our service organizations, we are able to quickly respond to changing market conditions and maintain our position in the market.

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

Complementary business lines for turnkey solutions. Our operating segments are able to provide a full turnkey solution to our customers by integrating a diverse range of value‑added products and services. Our product and service offerings - satellite communications network equipment, small cell solutions, power amplifiers, low-profile satellite communications on-the-move terminals, antennas, installation, operation and maintenance – provide communication services ranging from broadband, internet, voice, data and video to managed solutions that can be customized and are flexible. Our business model enables us to be attuned to our customers’ needs and to adapt to changing market trends. Our satellite communications-based networks sometimes serve as platforms for the delivery of complete systems, providing versatile solutions for enterprises, government agencies, SMEs, rural communities, SOHOs and consumers.

Diversified revenue streams and customer base. In the year ended December 31, 2021, approximately 65% of our revenues were generated from equipment sales and 35% of our revenues were generated from services. Our equipment sales are generally independent equipment orders which often generate maintenance contracts and additional opportunities for future equipment sales and also include the revenues from the construction phase of large-scale projects. Our service sales are characterized by long-term contracts that provide a recurring revenue base. In the year ended December 31, 2021, our three operating segments, Fixed Networks, Mobility Solutions and Terrestrial Infrastructure Projects, accounted for 53%, 35% and 12% of our revenues, respectively.

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

Our Growth Strategy

Our objective is to leverage our technology and services capabilities in order to:

Continue to Serve as a Key Partner of VHTS/HTS and NGSO Satellite Operators – We intend to continue to serve as a prime partner of VHTS/HTS operators, leveraging our new SE IV system which is a leading technology in this market (Elastix- Architecture for multi orbit and Software Defined satellites)  and our breadth of services to deploy and operate both GEO and NGSO ground-based satellite communication networks.

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

Fortify our Leadership Position in the 4G/LTE and 5G Cellular Backhaul Market - We intend to continue to leverage our technology, as well as our experience, to serve mobile network operators’ 4G/LTE and 5G connectivity needs in rural, metro-edge and metro areas with long term projects.

Expand our Presence in the defense and on-the-move satcom market - We enhance our technology leadership and growing presence with armed forces around the world, we are increasing our focus on this growing market segment both in the United States and globally. We are also focusing efforts on the emerging opportunities both with products applicable for commercial and defense applications. We increased our investment in this market as we believe its global growth will contribute to our business. We see the SkyEdge IV as a system that will allow our satellite operator customers attractive offering for defense and government agencies.

Provide internet Broadband to Rural Areas – We intend to build on our experience in bringing broadband internet to rural areas in Latin America and Asia and identify additional markets in which to expand.

Our Businesses in 2021

Fixed Networks Segment

Overview

Our Fixed Networks segment provides satellite communications network systems and associated professional and in certain instances, managed satellite network services, to satellite operators, governments, Telcos and service providers worldwide. Our operational experience in deploying large networks together with our global network of local offices enable us to work closely and directly with those providers. We provide equipment, solutions and services to the commercial, mobile, government, enterprise, social inclusion solutions and consumer markets. We provide solutions tailored to the requirements of individual industries. Based on our open SkyEdge platform, our solutions provide added value to operators through better performance and integration as well as simpler deployment.

Our SkyEdge product family, including our SkyEdge II-c and SkyEdge IV products, allow us to deliver efficient, reliable and affordable broadband connectivity such as internet, voice, data and video. Both platforms support multiple applications such as Broadband Access, Enterprise connectivity; Cellular Backhaul and Mobility applications.

We also support satellite networking through professional services, training and a full range of turnkey solutions and outsourced network operations.

Products and Solutions

Broadband Satellite Network System

SkyEdge II-c and SkyEdge IV systems support large-scale broadband services for enterprise, CBH, IFC, maritime and consumer, applications, including fast web browsing, high-speed trunking, video streaming, internet Protocol Television, or IPTV, Voice Over internet Protocol, or VoIP, and other bandwidth-intensive services. Our SkyEdge II-c system and SkyEdge IV system (when fully developed) also support cellular backhauling of 2G, 3G, 4G/ LTE and 5G technologies. The SkyEdge II-c system designed with highest scalability supporting multi satellite - multi beam networks, with any number of gateways and user terminals. The SkyEdge II-c platform supports four VSAT types: Scorpio, Gemini, Capricorn, and Taurus. It includes a unified, centralized network management system, or Total NMS which manages all hub elements at all gateways from a central NOC location and enables the definition of different types of virtual network operators to support different types of business models and services in multiple regions. Enhanced FCAPS functions, or fault-management, configuration, accounting, performance, and security, a network management framework created by the International Organization for Standardization and the electronic machine to machine interface, enable full visibility, control and seamless integration with the operator’s operations support system/ business support system, or OSS/BSS, environment. As part of our road map to support multi-service capabilities and very high speed (up to 1.5 Gbps) services we recently launched SkyEdge IV which uses a new VSAT platform – Aquarius. Our plan is to gradually support all the segments that are currently supported by SkyEdge II-c, including mobility, enterprise, CBH and consumer.

Our VSATs provide operational simplicity and reduced operational expenditures. They provide simple Do-It-Yourself VSAT installation that expedites deployment and reduces costs. The VSAT kit is designed with minimum assembly parts and an easy to point antenna. In addition, our Ka-band transceiver Scorpio terminals and Ka transceivers are equipped with audible indicators to assist in the fine pointing. The VSAT customer premises equipment, or CPE, includes an intuitive graphical user interface that guide the installer step by step through the installation and service activation process.

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

SkyEdge II-c Capricorn, including our latest released, SkyEdge II-c Capricorn PLUS, is a family of ultra-high-performance satellite routers that are used for corporate services, 2G/3G/4G/5G cellular backhauling, IP trunks and mobility services. For IP trunks and mobility, Capricorn delivers acceleration and packet-per-second performance that support hundreds of users per VSAT. For LTE cellular backhauling, Capricorn includes our patented (granted in Japan, U.S. and patent-pending in other countries) cellular data acceleration technology that enables full LTE speeds of up to 150Mbps for cellular handheld devices. To reach these high return speeds, Capricorn supports both Time Division Multiple Access, or TDMA, and Single Channel Per Carrier, or SCPC, transmission. Some of the Capricorn VSATs are planned to also operate on SkyEdge IV.

SkyEdge II-c Taurus used for in-flight satellite communication connectivity with simultaneous support for broadband IFC and internet Protocol Television, or IPTV and is a key component of our Ku and Ka aeronautical satellite communication solution, as our ultra-high-performance aero-modem manager (MODMAN) for in-flight connectivity. Taurus is planned to be supported by SkyEdge IV and will allow continuous operations of IFC between the systems.

SkyEdge IV Aquarius is a new family of VSATs that we plan to introduce which will support higher speeds of up to 1.5 Gbps. The Aquarius VSAT family is based on a next generation technology that will support the demands of 5G, cloud computing and very high speeds for mobility and maritime. It will feature a new capability that will allow roaming between NGSO and GEO networks (for example SES mPOWER and GEO). Our plan is to release over the next three years a range of VSATs  - Aquarius-Pro (enterprise, mobility and cellular backhaul indoor use), Aquarius- Outdoor (enterprise, mobility, cellular backhaul outdoor use), Aquarius-S (SCPC symmetric applications) and Aquarius- E (lower cost enterprise application) that will support Mobile Edge Computing, TDMA and SCPC applications, operations with Very Low Signal to Noise Ratio for mobility and defense applications.

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

We offer a customer care program for our products, which we refer to as SatCare or SkyCare, and professional services programs that improve customer network availability through ongoing support and maintenance cycles.

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

We sell VSAT communications networks and solutions primarily to service providers that mostly serve the enterprise consumer, cellular backhauling, and mobility market. We have hundreds of such customers worldwide.
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

Since our first rural telephony project for PRONATEL in Peru in 1998, we have been awarded several of the rural communications projects by the Peruvian government, including deployment and operation of wireless transport and distribution networks. Overall, we deployed operated approximately 7,500 telephony sites in Peru, and approximately 850 internet services sites, most of which were dissembled through the end of 2019. Additionally, we have developed services for financial sector companies, such as Banco de la Nacion, providing internet, data and telephony services. Our rural networks serve more than six million people.

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

Our first project in Colombia was awarded to us in 1999 by the government and was followed by several projects under which Gilat Colombia operated large networks encompassing thousands of rural sites and provided broadband internet connectivity, telephony, fax and other services. The project was concluded in May 2019. This project generated revenues of 312 billion Colombian Pesos (approximately $103 million) over the life of the contract.

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

Mobility Solutions

We provide satellite communication on the move systems with solutions for land, sea and air, while placing major focus on IFC. Our portfolio includes a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power SSPAs and BUCs.

SkyEdge family of Network Systems

We utilize our SkyEdge II-c and SkyEdge IV systems to deliver efficient, reliable and affordable broadband connectivity such as internet, voice, data and video in travelling environments. The systems supports bandwidth-intensive services with a network management system that can manage all hub elements at all gateways from a central NOC location.

SkyEdge II-c Taurus

SkyEdge II-c Taurus is used for  in-flight satellite communication connectivity with simultaneous support for broadband IFC and internet Protocol Television, or IPTV and is a key component of our Ku and Ka aeronautical satellite communication solution, as our ultra-high-performance aero-modem manager (MODMAN) for in-flight connectivity. All SkyEdge II-c VSATs are full-featured IP routers, supporting enhanced IP routing features such as DHCP, NAT/PAT and IGMP. Advanced application-based QoS, guarantees the performance of real-time applications such as VoIP and video streaming, while also supporting other data applications. SkyEdge II-c VSATs also support next generation IPv6 networking. Taurus will also be supported on SkyEdge IV.

SkyEdge IV

The SkyEdge IV system is our next generation system for mobility.  In addition to providing backward compatibility to the Taurus VSAT it will support new mobility speeds of up to 1.5Gbps for IFC and Maritime. SkyEdge IV will also allow smooth operation between GEO and NGSO on the same VSATs.

Raysat Low-Profile Satellite Communication on the Move Antenna Systems

Our RaySat series consists of low-profile, in-motion, two-way antennas for satellite communication on the move. Compact, aerodynamic and vehicle-mounted, RaySat antennas deliver mission-critical data, voice and video in real-time. Our RaySat products operate in Ku and Ka bands and are intended for both civilian and military satellite communication on the move applications such as:

•
In-Flight Connectivity and UAS – Single and Dual Band solutions for commercial, business and military aviation including panel based high efficiency antennas.  In early 2022, we successfully demonstrated with Airbus a flat ESA antennas with no moving parts.

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

•
Other Antennas that are currently supported are RaySat’s SR300; BRP 60; BR 71/72 and ER5000. SR 300 and ER 5000 are COTM antennas that are used for commercial defense and government applications. BRP 60- and BR71/72 are used for UAS applications.

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

Wavestream’s headquarters, research and development, engineering and manufacturing facilities are located in San Dimas, California, with an additional research and development center in Singapore. The Wavestream product line is manufactured in the San Dimas facility.

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

•
Commercial terminals - A high power amplifier is used with high-end VSAT terminals for various applications where there is the requirement to transmit large amounts of data. Examples include airborne IFC terminals/antennas in commercial and business airplanes, high speed for internet access, NGSO satellite constellations and gateway opportunities. The satellite terminals/antennas are usually provided via system integrators, service providers or airframe manufacturers and not directly from the power amplifier suppliers.

Wavestream’s customers include the US Army, AeroSat, Tampa Microwave, DataPath, General Dynamics Satcom Mission Systems, Honeywell International Inc., L-3 Harris, Anuvu, Envistacom LLC., and HNS.

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

•
Unmanned Aerial Vehicles - Our BlackRay panel and parabolic systems serve the critical need to exploit the full capabilities of an aircraft’s operational range. As one of the industry’s smallest and most compact aerial solutions in its category, our integrated approach can dramatically increase mission effectiveness. We offer a full range of Satellite Communication systems for Group 3, 4 and 5 UAVs, operating in Ku-, Ka- and X- band, and available in different sizes and bit rates.

Terrestrial Infrastructure Projects Segment

Overview

We provide network infrastructure construction of the fiber and wireless network of PRONATEL in Peru mainly through BOT and BOO contracts subsidized by the government. Accordingly, we build the infrastructure, act as a licensed telecommunications operator for a defined period and in some of the cases, then transfer the network to the customer (a governmental entity).

In March and December 2015, we were awarded four PRONATEL Regional Projects by the Peruvian government with expected revenues of $395 million over approximately 14-16 years, for the construction of fiber-optic transport network and access networks based on wireless technologies, operation of the networks for a defined period and their transfer to the government. We have completed the construction phase of the four PRONATEL Regional Projects awarded to us in 2015, and are in the operation phase of the access network. We will operate the access networks for 10 years, prior to transferring them to the Peruvian government.

In September 2021, PRONATEL awarded us a two year contract for the operation and maintenance of the transport networks that are part of the projects awarded to us in March 2015 and a  three year contract for the operation and maintenance of the transport networks that are part of the project awarded to us in December 2015.

In 2018, we were awarded two additional PRONATEL Regional Projects for the construction and operation of networks with contractual value of approximately $154 million. The construction phase was prolonged due to continued delays and due to preventative measures taken by Peruvian governmental authorities with respect to COVID-19 pandemic. As a result, the expected duration of these projects is expected to continue for 15 years. Under these PRONATEL Regional Projects we will deliver transport networks and operate them for up to eighteen months before transferring them to the Peruvian government. The access networks, which we will operate for 10 years, will be owned by us.

Through 2021, the construction of the PRONATEL Regional Projects was part of our Terrestrial Infrastructure Projects segment, while the services provided over these networks were part of our Fixed Networks segment (See this Item above).

Our Peruvian subsidiary has offices in Lima, Peru as well as in the principal cities in the regions awarded.

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

We compete in some HTS and VHTS markets with competitors such as HNS that have launched high throughput satellites. Although we have entered the HTS and VHTS market with competitive technology, we expect competition in this market will continue to increase.

Due to the nature of the satellite solution, the VSAT technology is, at times, commercially tied to the satellite technology itself, and, consequently, there may be circumstances where it is difficult for competitors to compete with an incumbent VSAT vendor using the particular satellite.

Our low-profile on the move antennas compete with products from competitors such as Cobham, Panasonic Corporation, Orbit, Get Sat, Thinkom, C-Com Satellite Systems Inc., Wiworld Co Ltd., L-3 Harris, SATPRO M&C Tech Co., Ltd. and Tecom. This market is nascent, and not as mature as the satellite communications or satellite services markets.

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

Certain consolidations and acquisitions have occurred during 2020 and 2021 among key players in the market, such as Intelsat and Gogo, Viasat, and RigNet, and Viasat and Inmarsat (which is pending closing). These market changes affect the competitive landscape and position Gilat in rivalry with more significant consolidated corporations with comprehensive resources. On the other hand, such changes may lead to new opportunities for our business.

Geographic Distribution of Our Business

The following table sets forth our revenues from operations by geographic area for the periods indicated below as a percent of our total sales:

	Years Ended December 31,
	2021	2020	2019
		As Restated (1)
Latin America	33%	35%	29%
U.S. and Canada	33%	36%	42%
APAC	21%	15%	17%
EMEA	13%	14%	12%
Total	100%	100%	100%

(1)
We restated our previously issued consolidated financial statements. For additional information, see Note 2 and Note 17 to our audited consolidated financial statements included in Part III, Item 18 to this Annual Report on Form 20-F.

Environmental, Social and Governance (ESG) Practices

For over 30 years, we worked to fulfil our vision to make connectivity accessible and available to individuals, corporations and community institutions in the unserved and underserved regions of the globe, thus bridging the digital divide via satellite communication. As a global company, we are committed to fulfil our vision alongside our commitment to act responsibly considering our community and the world we live in. As part of this commitment we set our guidelines and policies on various subjects, and we are continuously learning and looking at ways to improve our ESG strategy.

Community

Social Investment and Volunteer Statement. As part of our standards for corporate responsibility, we acknowledge the importance of social contribution, and therefore participate and encourage our employees to participate in different volunteering and donation activities in the communities in which our employees reside on a regular basis.

Human Resources

Human rights and labor policy. We are committed to protect human rights and conduct our businesses without infringing human rights. We are further committed to conduct fair labor standard, and to create a safe working environment that contributes to our employees’ well-being, where they can feel empowered, challenged, and have the tools to thrive. We also acknowledge the importance of our employees’ health, and have adopted a health, safety and environment policy.

Workforce Diversity and Equality Statement. We are a global company, operating in multiple countries around the world. The scope and nature of our projects and business activities often require the involvement and collaboration of employees with various backgrounds, from different jurisdictions. We find this multicultural diversity approach as a way to help the company and our employees to develop and succeed.

Training policy. We implement organizational learning processes and invest in the professional knowledge and development of our employees, in order to improve their work skills and achievements, and encourage their desire for success. Such approach is aligned with our values, and we believe that it will contribute to our businesses as well.

Anti-Slavery Policy. We firmly condemn any kind of modern slavery or any human trafficking.

Environmental Standards

We recognize the increasing importance of protecting the environment and fighting climate change, and therefore we have taken actions and are working on additional actions that may help ensuring the sustainability of the world’s resources and environment.

Environmental Policy. We have adopted a Conflict Minerals Policy and encourage our suppliers and sub-contractors to comply with the foregoing as well.

Corporate governance.

Corporate governance guidelines. We have adopted Corporate Governance Guidelines to assist the Board and its committees in the exercise of their duties and responsibilities and to serve the best interests of our company, in a manner consistent with applicable laws and stock exchange rules and the company’s articles of association.

Committee Charters. We have adopted written charters specifying the duties and responsibilities of each of our Audit Committee and Compensation Committee to assist the committee members in carrying out their responsibilities.

Ethics

Code of ethics. As a worldwide leader in satellite networking technology, solutions and services, we are committed to conduct our business ethically, and in accordance with applicable laws and regulations. We expect such behavior and conduct from all of our directors, officers and employees (including those of our subsidiaries). Our written public policy sets our standards and expectations.

Privacy Policy

We respect and value the privacy of data subjects whose personal information we may process. Our privacy policies inter alia describe how we (including our subsidiaries) collect, use, process and share personal information of data subjects in our premises, website and during our business activities, and also explain the rights data subject may have in relation to their personal information.

Whistle Blower Procedure

In order to support and ensure compliance with our standards, practices and policies, we have in placed a mechanism that allows our employees to anonymously report actual or suspected misconduct through designated channels. We find this mechanism important in order to maintain higher standard of ethical conduct.

Insider Trading Policy

Our insider trading policy applies to our personnel and personnel of our subsidiaries worldwide, and provides guidelines relating to of improper conduct by anyone that is employed by the company or otherwise associated with our company, with respect to transactions in the securities of, and non-disclosure of information regarding our company and its business.

Anti-Corruption and anti-Bribery Policy.

Our policy prohibiting briary and corruption applies to our directors, officers and employees, and also to our business partners worldwide. We have also adopted anti-corruption guidelines that apply to all our commercial transactions and commitments, including our subsidiaries and officers worldwide.

C.	Organizational Structure

	Country/State
Significant Subsidiaries	of Incorporation	% Ownership

1. Gilat Satellite Networks (Holland) B.V.	Netherlands	100%
2. Wavestream Corporation (Asia) Pte. Ltd.	Singapore	100%
3. Gilat to Home Peru S.A	Peru	100%
4. Gilat do Brazil Ltda.	Brazil	100%
5. Gilat Satellite Networks (Mexico) S.A. de C.V.	Mexico	100%
6. Wavestream Corporation	Delaware (U.S.)	100%
7. Gilat Networks Peru S.A	Peru	100%
8. Gilat Satellite Networks Australia Pty Ltd.	Australia	100%
9. Gilat Satellite Networks (Eurasia) Limited	Russia	100%
10. Gilat Satellite Networks MDC (Moldova)	Moldova	100%
11. Raysat Bulgaria EOOD	Bulgaria	100%
12. Gilat Satellite Communication Technology (Beijing) Ltd.	China	100%
13. Gilat Satellite Networks (Philippines) Inc.	Philippines	100%

D.	Property, Plants and Equipment

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

We own facilities which consist of approximately 55,700 square feet located in Backnang, Germany. Since May 2002, these facilities are leased to a third party, which lease expired in February 2022. We have entered into an agreement for sale of the property, subject to fulfillment of certain conditions. The property is now classified as held for sale. We own approximately 13,500 square feet of research and development facilities and rent approximately 12,600 square feet of manufacturing facilities in Sofia, Bulgaria, which lease will expire on May 31, 2022, and rent approximately 10,000 square feet in Moldova for research and development, global service and global NOC activities. Our Wavestream subsidiary currently occupies approximately 44,972 square feet of office space, research and development and manufacturing facilities in San Dimas. In November 2019, Wavestream entered into a new lease agreement to rent an additional 12,474 square feet, in addition to the lease of 32,498 square feet, bringing the total space to 44,972 square feet. The new lease agreement will expire on October 31, 2024. Our subsidiaries in Peru currently occupy approximately 8,300 square feet of office space, and NOC facilities in Lima, which leases will expire between 2021 and 2023.

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

Restatement and Revision of Previously Issued Consolidated Financial Information

In this Item 5, “ Operating and Financial Review and Prospects” we have restated our previously issued Consolidated Balance Sheets, Consolidated Statements of Income and Comprehensive Income, Consolidated Statements of Cash Flows, Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2019 and 2020 (the “Prior Financial Statements”), to reflect the restatement more fully described in Note 2 and Note 17 to the audited consolidated financial statements included in Part III, Item 18 to this Annual Report on Form 20-F. The financial information that has been previously filed or otherwise reported for the Prior Financial Statements is superseded by the information in this Annual Report on Form 20-F.

Restatement Background

In connection with the preparation of our consolidated financial statements for the year ended December 31, 2021, we identified misstatements related to revenues and cost of revenues in the accounting treatment of our construction and operation of fiber and wireless networks in Peru for the years 2015 through 2020. The misstatements are primarily related to errors due to inaccurate interpretation during the implementation of accounting standard ASC 606 “Revenue from Contracts with Customers” which became effective in 2018, as well as accounting for costs subject to deferral and allocation of considerations to performance obligations.

We evaluated the misstatements and determined that correcting the cumulative impact of the misstatements would be significant to our shareholders equity as of December 31, 2019, 2020 and 2021. However, the related impact was not material to our consolidated statements of income (loss) for the years ended December 31, 2019 and 2020.The restatement did not impact our cash from operations, our cash position, or estimated collectability of receivables.

Restatement Overview

In connection with the restatement of the Prior Financial Statements, the Company, in this 2021 Form 20-F:

•
Restated its consolidated balance sheets as of December 31, 2020, consolidated statements of income (loss) and other comprehensive income (loss), consolidated statement of changes in shareholders’ equity, and the consolidated statement of cash flows for the years ended December 31, 2019 and 2020;

•	Restated the accumulated effect of the misstatements as of and for the years ended December 31, 2015 through 2018 through a decrease in our accumulated deficit opening balance as of January 1, 2019;

Revised its “Operating and Financial Review and Prospects,” as it relates to the years ended December 31, 2019 and 2020;
•	Updated its disclosures regarding its controls and procedures in Part II, Item 15. of the 2021 Form 20-F.

For additional information, see Note 2 and Note 17 to our audited consolidated financial statements included in Part III, Item 18 to this Annual Report on Form 20-F.

Internal Control Considerations

In the course of preparing our consolidated financial statements for the year ended December 31, 2021, we identified material weaknesses in the design and implementation of our internal controls over the revenue recognition process of our subsidiary in Peru relating to its complex projects, as follows: (i) inappropriate control over the accounting implementation due to inaccurate interpretation of Accounting Standard ASC 606, "Revenues from contracts with customers" which was adopted in 2018; and (ii) inappropriate control over the level of documented evidence when performing management review control over management estimates of costs. For a discussion of management’s considerations of the Company’s disclosures controls and procedures, internal controls over financial reporting, and material weaknesses identified, refer to “Controls and Procedures” in Part II, Item 15 in this Annual Report.

The following tables represent the impact of revisions to our unaudited summary financial information that were previously filed or furnished by the Company for each of the quarters in the year ended December 31, 2021:

Consolidated Balance Sheets:

ASSETS

	March 31, 2021
	As Reported	Adjustments	As Revised
	Unaudited	Unaudited	Unaudited
	U.S. dollars in thousands

Account Receivables	$28,975	$-	$28,975
Contract assets	46,060	3,678	49,738
Total current assets	201,600	3,678	205,278
Long-term contract assets	-	13,400	13,400
Total long-term assets	159,073	13,400	172,473
Total assets	$360,673	$17,078	$377,751

LIABILITIES AND SHAREHOLDERS' EQUITY

	March 31, 2021
	As Reported	Adjustments	As Revised
	Unaudited	Unaudited	Unaudited
	U.S. dollars in thousands

Accrued expenses	$47,465	$2,028	$49,493
Advances from customers and deferred revenues	35,404	(6,096)	29,308
Total current liabilities	122,147	(4,068)	118,080
Long-term advances from customers	307	4,440	4,747
Total long-term liabilities	10,426	4,440	14,866
Accumulated deficit	(696,552)	16,706	(679,846)
Total shareholders' equity	228,100	16,706	244,806
Total liabilities and shareholders' equity	$360,673	$17,078	$377,751

ASSETS

	June 30, 2021
	As Reported	Adjustments	As Revised
	Unaudited	Unaudited	Unaudited
	U.S. dollars in thousands

Account Receivables	$34,152	$293	$34,445
Contract assets	23,830	2,463	26,293
Total current assets	190,942	2,756	193,698
Long-term contract assets	-	12,019	12,019
Total long-term assets	159,681	12,019	171,700
Total assets	$350,624	$14,775	$365,399

LIABILITIES AND SHAREHOLDERS' EQUITY

	June 30, 2021
	As Reported	Adjustments	As Revised
	Unaudited	Unaudited	Unaudited
	U.S. dollars in thousands

Accrued expenses	$48,359	$-	$48,359
Advances from customers and deferred revenues	23,881	(1,191)	22,690
Total current liabilities	108,072	(1,191)	106,881
Long-term advances from customers	1,180	2,360	3,540
Total long-term liabilities	13,845	(644)	13,201
Accumulated deficit	(696,682)	16,610	(680,072)
Total shareholders' equity	228,707	16,610	245,317
Total liabilities and shareholders' equity	$350,624	$14,775	$365,399

ASSETS

	September 30, 2021
	As Reported	Adjustments	As Revised
	Unaudited	Unaudited	Unaudited
	U.S. dollars in thousands

Account Receivables	$30,972	$733	$31,705
Contract assets	24,469	1,813	26,282
Total current assets	195,337	2,546	197,883
Long-term contract assets	-	12,343	12,343
Total long-term assets	156,332	12,343	168,675
Total assets	$351,669	$14,889	$366,558

LIABILITIES AND SHAREHOLDERS' EQUITY

	September 30, 2021
	As Reported	Adjustments	As Revised
	Unaudited	Unaudited	Unaudited
	U.S. dollars in thousands

Accrued expenses	$47,722	$-	$47,722
Advances from customers and deferred revenues	29,550	(1,128)	28,422
Total current liabilities	110,196	(1,128)	109,068
Long-term advances from customers	3,022	(460)	2,562
Total long-term liabilities	12,284	(460)	11,824
Accumulated deficit	(696,513)	16,477	(680,036)
Total shareholders' equity	229,189	16,477	245,666
Total liabilities and shareholders' equity	$351,669	$14,889	$366,558

Consolidated Statements of income:

	Three months ended March 31, 2021
	As Reported	Adjustments	As Revised
	Unaudited	Unaudited	Unaudited
	U.S. dollars in thousands
Revenues:
Products	$30,227	$(1,308)	$28,919
Services	14,486	(34)	14,452
Total revenues	44,713	(1,342)	43,371

Cost of revenues:
Products	22,830	(1,465)	21,365
Services	9,526	-	9,526
Total cost of revenues	32,356	(1,465)	30,891

Gross profit	12,357	123	12,480
Operating income (loss)	(3,657)	123	(3,534)
Income (loss) before taxes on income	(4,849)	123	(4,726)
Net income (loss)	$(5,096)	$123	$(4,973)
Total earnings (loss) per share:
Basic	$(0.09)	$0.00	$(0.09)
Diluted	$(0.09)	$0.00	$(0.09)

	Three months ended June 30, 2021
	As Reported	Adjustments	As Revised
	Unaudited	Unaudited	Unaudited
	U.S. dollars in thousands
Revenues:
Products	$39,240	$(1,879)	$37,361
Services	17,683	(246)	17,437
Total revenues	56,923	(2,125)	54,798

Cost of revenues:
Products	30,581	(2,029)	28,552
Services	9,627	-	9,627
Total cost of revenues	40,208	(2,029)	38,179

Gross profit	16,715	(96)	16,619
Operating income (loss)	(337)	(96)	(433)
Income before taxes on income	98	(96)	2
Net income (loss)	$(129)	$(96)	$(225)
Total earnings (loss) per share:
Basic	$(0.00)	$(0.00)	$(0.00)
Diluted	$(0.00)	$(0.00)	$(0.00)

	Six months ended June 30, 2021
	As Reported	Adjustments	As Revised
	Unaudited	Unaudited	Unaudited
	U.S. dollars in thousands
Revenues:
Products	$69,467	$(3,187)	$66,280
Services	32,169	(280)	31,889
Total revenues	101,636	(3,467)	98,169

Cost of revenues:
Products	53,411	(3,494)	49,917
Services	19,153	-	19,153
Total cost of revenues	72,564	(3,494)	69,070

Gross profit	29,072	27	29,099
Operating income (loss)	(3,994)	27	(3,967)
Income (loss) before taxes on income	(4,751)	27	(4,724)
Net income (loss)	$(5,225)	$27	$(5,198)
Total earnings (loss) per share:
Basic	$(0.09)	$0.00	$(0.09)
Diluted	$(0.09)	$0.00	$(0.09)

	Three months ended September 30, 2021
	As Reported	Adjustments	As Revised
	Unaudited	Unaudited	Unaudited
	U.S. dollars in thousands
Revenues:
Products	$32,189	$218	$32,407
Services	17,722	(351)	17,371
Total revenues	49,911	(133)	49,778

Cost of revenues:
Products	22,175	-	22,175
Services	10,131	-	10,131
Total cost of revenues	32,306	-	32,306

Gross profit	17,605	(133)	17,472
Operating income	918	(133)	785
Income before taxes on income	217	(133)	84
Net income	$168	$(133)	$35
Total earnings per share:
Basic	$0.00	$(0.00)	$0.00
Diluted	$0.00	$(0.00)	$0.00

	Nine months ended September 30, 2021
	As Reported	Adjustments	As Revised
	Unaudited	Unaudited	Unaudited
	U.S. dollars in thousands
Revenues:
Products	$101,656	$(2,969)	$98,687
Services	49,891	(631)	49,260
Total revenues	151,547	(3,600)	147,947

Cost of revenues:
Products	75,586	(3,494)	72,092
Services	29,284	-	29,284
Total cost of revenues	104,870	(3,494)	101,376

Gross profit	46,677	(106)	46,571
Operating income (loss)	(3,076)	(106)	(3,182)
Income (loss) before taxes on income	(4,534)	(106)	(4,640)
Net income (loss)	$(5,057)	$(106)	$(5,163)
Total earnings (loss) per share:
Basic	$(0.09)	$(0.00)	$(0.09)
Diluted	$(0.09)	$(0.00)	$(0.09)

	Three months ended December 31, 2021
	As Reported	Adjustments	As Revised
	Unaudited	Unaudited	Unaudited
	U.S. dollars in thousands
Revenues:
Products	$41,114	$171	$41,285
Services	26,157	(418)	25,739
Total revenues	67,271	(247)	67,024

Cost of revenues:
Products	28,369	-	28,369
Services	13,959	-	13,959
Total cost of revenues	42,328	-	42,328

Gross profit	24,943	(247)	24,696
Operating income	5,610	(247)	5,363
Income before taxes on income	5,346	(247)	5,099
Net income	$2,377	$(247)	$2,130
Total earnings per share:
Basic	$0.04	$(0.00)	$0.04
Diluted	$0.04	$(0.00)	$0.04

Adjusted EBITDA:

	As Reported	Adjustments	As Revised
	Unaudited	Unaudited	Unaudited
	U.S. dollars in thousands

Three months ended March 31, 2021	$(1,431)	$123	$(1,308)
Three months ended June 30, 2021	2,501	(96)	2,405
Six months ended June 30,2021	1,070	27	1,097
Three months ended September 30, 2021	4,015	(133)	3,882
Nine months ended September 30, 2021	5,084	(106)	4,978
Three months ended December 31, 2021	$10,620	$(247)	$10,373

	As Reported	Adjustments	As Revised
	Unaudited	Unaudited	Unaudited
Twelve months ended	U.S. dollars in thousands

December 31, 2019	$40,221	$320	$40,541
December 31, 2020	(3,276)	165	(3,111)
December 31,2021	$15,705	$(353)	$15,352

Adjusted EBITDA is presented to compare the Company’s performance to that of prior periods and evaluate the Company’s financial and operating results on a consistent basis from period to period. The Company also believes this measure, when viewed in combination with the Company’s financial results prepared in accordance with GAAP, provides useful information to investors to evaluate ongoing operating results and trends.

Adjusted EBITDA, however, should not be considered as an alternative to operating income or net income for the period and may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. Adjusted EBITDA is not a measure of financial performance under GAAP and may not be comparable to other similarly titled measures for other companies.

Adjusted EBITDA reflects the Company’s GAAP operating income, after eliminating the effects of non-cash stock-based compensation, depreciation and amortization expenses (including amortization of lease incentive), trade secrets and other litigation expenses, merger, acquisition and related litigation expenses (income), net, impairment of held for sale asset and restructuring and re-organization costs.

Description of Gilat Satellite Networks Ltd.

We are a leading global provider of satellite-based broadband communications. We believe in the right of all people to be connected. Our mission is to create and deliver deep technology solutions for satellite, ground and new space connectivity. With proven expertise, a can-do attitude and a winning global team, we aspire to be the natural partner, bringing real value in the satcom market. We design and manufacture ground-based satellite communications equipment, and provide comprehensive solutions and end-to-end services, powered by our technology. Our portfolio comprises a cloud-based satellite network platform, VSATs, amplifiers, high-speed modems, high performance on-the-move antennas and high efficiency, high power SSPAs, BUCs and Transceivers. Our comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband internet access, cellular backhaul over satellite, enterprise, social inclusion solutions, IFC, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. We also provide connectivity services, internet access and telephony, to enterprise, government and residential customers utilizing both our own networks, and other networks that we install, mainly based on BOT and BOO contracts. We also provide managed network services over VSAT networks owned by others.

We have a large installed base and have shipped more than 1.6 million satellite terminals spanning approximately 100 countries since 1989 and currently have hundreds of active networks. We have twenty sales and support offices worldwide, three NOCs which provide Global NOC services and five R&D centers.

Our products are sold to communication service providers, satellite operators, MNOs and system integrators that use satellite communications to serve enterprise, social inclusion solutions, government and residential users, MNOs and system integrators that use our technology. Our solutions and services are also sold to defense and homeland security organizations. In addition, we provide services directly to end-users in various market segments, including in certain countries in Latin America.

From 2018 through 2021, we operated in three operating segments - Fixed Networks, Mobility Solutions and Terrestrial Infrastructure Projects, as follows:

•
Fixed Networks provides advanced fixed broadband satellite communication networks, satellite communication systems and associated professional services and comprehensive turnkey solutions (which may include in certain instances managed satellite network services). Our customers are service providers, satellite operators, mobile network operators, or MNOs, telecommunication companies, or Telcos, and large enterprises and governments worldwide. In addition, it includes our network operation and managed networks and services in Peru. We focus on high throughput satellites, or HTS, and very high throughput satellites, or VHTS, and Non GEO-Stationary Orbit satellite constellation networks, or NGSOs, opportunities worldwide. Principal applications include cellular backhaul, social inclusion solutions, government, defense and enterprise networks and drive meaningful partnerships with satellite operators to leverage our technology and breadth of services to deploy and operate the ground-based satellite communication networks.

•
Mobility Solutions provides advanced on-the-move satellite communications equipment, systems, and solutions, including airborne, maritime, gateways and ground-mobile satellite systems and solutions. This segment provides solutions for land, sea and air connectivity, focusing on the high-growth IFC market, with our unique leading technology as well as defense and homeland security activities. Our product portfolio includes a leading network platform with high-speed VSATs, high performance on-the-move antennas and high efficiency, high power SSPAs, BUCs and transceivers. Our customers are satellite operators, service providers, system integrators, defense and homeland security organizations, as well as other commercial entities worldwide.

•	Terrestrial Infrastructure Projects provides fiber and wireless network infrastructure construction of the Programa Nacional de Telecomunicaciones (Pronatel), or PRONATEL, in Peru.

Commencing in the first quarter of 2022, in order to reflect our new management’s approach in the management of our operations, organizational alignment, customer base and end markets, we operate in three new operating segments, as follows:

•
Satellite Networks is focused on the development and supply of networks that are used as the platform that enables the latest satellite constellations of HTS, VHTS and NGSO opportunities worldwide. We provide advanced broadband satellite communication networks and associated professional services and comprehensive turnkey solutions and managed satellite network services solutions. Our customers are service providers, satellite operators, MNOs, Telcos, large enterprises, system integrators, defense, homeland security organizations and governments worldwide. Principal applications include In-Flight-Connectivity, cellular backhaul, maritime, social inclusion solutions, government, defense and enterprise networks and are driving meaningful partnerships with satellite operators to leverage our technology and breadth of services to deploy and operate the ground-based satellite communication networks. Our product portfolio includes a leading satellite network platform with high-speed VSATs, high performance on-the-move antennas, BUCs and transceivers.

•
Integrated Solutions is focused on the development, manufacturing and supply of products and solutions for mission-critical defense and broadcast satellite communications systems, advanced on-the-move and on-the-pause satellite communications equipment, systems and solutions, including airborne, ground-mobile satellite systems and solutions. The integrated solutions product portfolio comprises of leading high-efficiency, high-power SSPAs, BUCs and transceivers with a field-proven, high-performance variety of frequency bands. Our customers are satellite operators, In-Flight Connectivity service providers, defense and homeland security system integrators, and NGSO gateway integrators.

•
Network Infrastructure and Services is focused on telecom operation and implementation of large-scale networks projects in Peru. We provide terrestrial (fiber optic and wireless network) and satellite network construction and operation. We serve our customers through technology integration, managed networks and services, connectivity services, internet access and telephony over our own networks. We implement projects using various technologies (including our equipment), mainly based on BOT and BOO contracts.

We are evaluating whether the change in our reporting segments, as described above, affects goodwill assignment to reporting units.

On January 29, 2020, we entered into a merger agreement with Comtech and one of its wholly owned subsidiaries. Following a dispute between the parties, including litigation in the Chancery Court of Delaware, the parties agreed to terminate the merger agreement in October 2020 and Comtech paid us $70 million in settlement of the dispute. In 2020, we recorded net income of $53.6 million, net of litigation and merger related expenses.

Recent Events

The ongoing COVID-19 pandemic continues to have an adverse effect on our industry and the markets in which we operate. The COVID-19 outbreak has significantly impacted the travel and aviation markets in which our significant IFC customers operate and has resulted in a significant reduction of our business with some of these customers. We have also experienced postponed and delayed orders in certain other areas of our businesses. Further, the guidance of social distancing, lockdowns, quarantines and the requirements to work from home in various key territories such as Israel, Peru, California, Australia, Bulgaria, China and other countries, in addition to greatly reduced travel globally, has resulted in a substantial curtailment of business activities, which has affected and is likely to continue to affect our ability to conduct fieldwork as well as deliver products and services in the areas where restrictions are implemented by the local government. In addition, certain of our sales and support teams are unable to travel or meet with customers and the pandemic threat has caused operating, manufacturing, supply chain and project development delays and disruptions, labor shortages, travel and shipping disruptions and shutdowns (including as a result of government regulation and prevention measures). As a result, we experienced a significant reduction in business in 2020, and which, despite recovery in our business in 2021, has not yet reached its 2019 level. In the twelve months ended December 31, 2021, our revenue was $215 million, compared to $166 million in the comparable period of 2020, and $257 million in the comparable period of 2019. While we expect that the adverse effect of this public health threat will ease as a result of global vaccinations and testing and reduced restrictions on travelling, it is still likely to continue to adversely impact us by its negative impact on our ability to generate revenues due to reduced end-market demand from IFC customers, governments and enterprises and our ability to conduct fieldwork leading to order delays and cancellations. Given the current macro-economic environment and the uncertainties regarding the potential impact of COVID-19 and its different variants on our business, there can be no assurance that our estimates and assumptions used in the measurement of various assets and liabilities in the consolidated financial statements will prove to be accurate predictions of the future. If our assumptions regarding forecasted cash flows are not achieved, it is possible that an impairment review may be triggered and certain assets in the consolidated financial statements may be impaired.

Against the backdrop of the recent military conflict of Russia and Ukraine and the rising tensions between the U.S. and other countries, on the one hand, and Russia, on the other hand, major economic sanctions and export controls restrictions on Russia and various Russian entities were imposed by the U.S., European Union and the United Kingdom commencing February 2022 and additional sanctions and restrictions may be imposed in the future. Theses sanctions and restrictions may materially restrict our business in Russia which mainly includes exports to Russia, which amounted to approximately $6.3 million in 2021, and may delay or prevent us from collecting funds and perform money transfers from Russia. While our business in Russia is of limited in scope and not material to our consolidated results, these restrictions may cause a reduction of our sales and financial results. We receive manufacturing services from a global manufacturer’s facility in Ukraine. While the manufacturer assured us that the operations of the plant have not been interrupted by the military situation in Ukraine and has a recovery plan in place, there is no assurance that negative developments in the area in the future will not disrupt our business and materially adversely affect our business.

Financial Statements in U.S. Dollars

The currency of the primary economic environment in which most of our operations are conducted is the U.S. dollar and, therefore, we use the U.S. dollar as our functional and reporting currency. Transactions and balances originally denominated in U.S. dollars are presented at their original amounts. Gains and losses arising from non-U.S. dollar transactions and balances are included in the consolidated statements of income. The financial statements of certain foreign subsidiaries, whose functional currency has been determined to be their local currency, have been translated into U.S. dollars. The assets and liabilities of these subsidiaries have been translated using the exchange rates in effect at the balance sheet date. Statements of income amounts have been translated using specific rates. The resulting translation adjustments are reported as a component of shareholders’ equity in accumulated other comprehensive income (loss).

Explanation of Key Income Statement Items

Revenues

We generate revenues mainly from the sale of products (including construction of networks), satellite-based communications networks services and from providing connectivity, internet access and telephony services. We sell our products and services to enterprise, government and residential customers under large-scale contracts that utilize both our own networks and also other networks that we install, mainly based on BOT and BOO contracts. These large‑scale contracts sometimes involve the installation of thousands of VSATs or construction of massive fiber-optic and wireless networks. Sale of products includes mainly the sale of VSATs, hubs, SSPAs, low-profile antennas and on-the-move / on-the-pause terminals, and construction and installation of large-scale networks based on BOT and BOO contracts. Sale of services includes access to and communication via satellites (“space segment”), installation of equipment, telephone services, internet services, consulting, on-line network monitoring, network maintenance and repair services. We sell our products primarily through our direct sales force and indirectly through resellers or system integrators.

In 2021, 2020 and 2019, PRONATEL, a customer of our Terrestrial Infrastructure Projects and the Fixed Networks segment, accounted for 19%, 20%, and 14% of our revenues, respectively. In 2021, a major U.S. satellite telecommunication company, a customer of our Mobility Solutions segment, accounted for 12% (in 2020 and 2019 it accounted for less than 10% of our revenues).  In 2020 and 2019, a U.S. based system integrator customer of our Mobility Solutions segment accounted for 11% and 13% of our revenues, respectively (in 2021 it accounted for less than 10% of our revenues). In 2019 our service provider customer, which is customer of the Mobility Solutions segment, accounted for 11% of our revenues (in 2021 and 2020 it accounted for less than 10% of our revenues).

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

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Revenues. Revenues for the years ended December 31, 2021 and 2020 for our three segments were as follows:

	Year Ended			Year Ended
	December 31,			December 31,
	2021	2020		2021	2020
		As Restated (1)	Percentage change		As Restated (1)
	U.S. dollars in thousands			Percentage of revenues

Fixed Networks	114,398	92,496	23.7%	53.2%	55.7%
Mobility Solutions	77,614	54,169	43.3%	36.1%	32.6%
Terrestrial Infrastructure Projects	22,958	19,470	17.9%	10.7%	11.7%
Total	214,970	166,135	29.4%	100.0%	100.0%

(1)
We restated our previously issued consolidated financial statements. For additional information,  see Note 2 and Note 17 to our audited consolidated financial statements included in Part III, Item 18 to this Annual Report on Form 20-F.

Our total revenues for the years ended December 31, 2021 and 2020 were $215 million and $166.1 million, respectively. The increase is attributable to increases in all of our segments. $21.9 million in Fixed Networks revenues, $23.4 million in Mobility Solutions revenues and $3.5 million in Terrestrial Infrastructure Projects revenues.

The increase in Fixed Networks revenues in 2021 is primarily attributable to high volume sales in cellular backhaul, as well as to completion of a network expansion into a large customer in APAC region and increase in Peru operation business.

The increase in our Mobility Solutions revenues in 2021 is primarily attributable to NGSO and Defense customers, while in 2020-2021 the COVID-19 pandemic significantly impacted the travel and aviation markets in which our significant IFC customers operate, resulting in a significant reduction of our business with some of these customers.

The increase in Terrestrial Infrastructure Projects revenues in 2021 is primarily attributable to improved progress in the PRONATEL Regional Projects, which were disrupted in 2020 due to quarantines in Peru due to COVID-19 pandemic.

Gross profit (loss). The gross profit (loss) and the gross margin (loss) of our three segments for the years ended December 31, 2021 and 2020 was as follows:

	Year Ended		Year Ended
	December 31,		December 31,
	2021	2020	2021	2020
		As Restated (1)		As Restated (1)
	U.S. dollars in thousands		Percentage of revenues
Fixed Networks	41,513	30,557	36.3%	33.0%
Mobility Solutions	31,949	16,441	41.2%	30.4%
Terrestrial Infrastructure Projects	(2,195)	(5,618)	(9.6)%	(28.8)%
Total	71,267	41,380	33.2%	24.9%

(1)
We restated our previously issued consolidated financial statements. For additional information, see Note 2 and Note 17 to our audited consolidated financial statements included in Part III, Item 18 to this Annual Report on Form 20-F.

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

Our gross margin increased from 24.9% in 2020 to 33.2% in 2021. The increase in our gross margin in the year ended December 31, 2021 is as a result of the following:

•
The increase in the Mobility Solutions segment  is primarily attributable to increase in revenue volume especially from NGSO and defense customers offset in part by the continued negative impact of the COVID-19 pandemic on the IFC market.

•	The increase in the Fixed Networks segment is primarily attributable to higher revenue volume and a favorable revenue mix.

The increase in the Terrestrial Infrastructure Projects segment is primarily attributable to improved  progress in the  PRONATEL Regional Projects, which were disrupted  in 2020 due to quarantines in Peru due to COVID-19 pandemic.

Operating expenses:

	Year Ended
	December 31,
	2021	2020	Percentage
	U.S. dollars in thousands		change

Operating expenses:
Research and development, net	31,336	26,303	19.1%
Selling and marketing	21,512	16,871	27.5%
General and administrative	15,587	14,063	10.8%
Merger, acquisition and related litigation expenses (income), net	-	(53,633)
Impairment of held for sale asset	651	-
Total operating expenses	69,086	3,604

Research and development expenses, net were incurred by our Fixed Networks and Mobility Solutions segments. Research and development expenses, net increased by approximately $5.0 million in 2021 compared to 2020. The increase in expenses in 2021 is mainly related to reduction in work force and employees' scope of work for most of 2020 due to the COVID-19 pandemic.

Selling and marketing expenses increased by approximately $4.7 million in the year ended December 31, 2021 compared to the year ended December 31, 2020. The increase in expenses in 2021 is mainly related to the reduction in work force and employees' scope of work for most of 2020 due to the COVID-19 pandemic, as well as increase in agent commission in 2021.

General and administrative expenses increased by approximately $1.5 million in the year ended December 31, 2021 compared to the year ended December 31, 2020. The increase in expenses in 2021 is mainly related to the reduction in work force and employees' scope of work for most of 2020 due to the COVID-19 pandemic, as well as increase in insurance expenses in 2021.

Merger, acquisition and related litigation expenses (income), net. In the year ended December 31, 2020 we recorded approximately $53.6 million of net income from the $70 million settlement fee from Comtech, net of litigation and merger related expenses.

Financial expenses, net. In the year ended December 31, 2021 and 2020, we had financial expenses of $1.7 million and $1.9 million, respectively.

Taxes on income. Taxes on income are dependent upon where our profits are generated, such as the location and taxation of our subsidiaries as well as changes in deferred tax assets and liabilities and changes in valuation allowance attributable to changes in our profit estimates in different regions. In the year ended December 31, 2021 we had taxes on income of approximately $3.5 million compared to approximately $0.8 million in the year ended December 31, 2020.  The increase is mainly due to an income tax assessment settlement for the years 2016 through 2019 with the Israeli tax authorities and an increase in valuation allowance related to a held for sale asset during the year ended December 31, 2021 (see note 4 to the consolidated financial statements).

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

We restated our previously issued consolidated financial statements.  For additional information, see Note 2 and Note 17 to our audited consolidated financial statements included in Part III, Item 18 to this Annual Report on Form 20-F.

Revenues. Revenues for the years ended December 31, 2020 and 2019 for our three segments were as follows:

	Year Ended			Year Ended
	December 31,			December 31,
	2020	2019		2020	2019
	As Restated		Percentage	As Restated
	U.S. dollars in thousands		change	Percentage of revenues

Fixed Networks	92,496	127,142	(27.2)%	55.7%	49.4%
Mobility Solutions	54,169	104,665	(48.2)%	32.6%	40.7%
Terrestrial Infrastructure Projects	19,470	25,527	(23.7)%	11.7%	9.9%
Total	166,135	257,334	(35.4)%	100.0%	100.0%

Our total revenues for the years ended December 31, 2020 and 2019 were $166.1 million and $257.3 million, respectively. The decrease in 2020 is attributable to a decrease in all of our segments - $34.6 million in Fixed Networks revenues, $50.5 million in Mobility Solutions revenues and $6.1 million in Terrestrial Infrastructure Projects revenues.

The decrease in Fixed Networks revenues is attributable mainly to the effects of the COVID-19 pandemic. We have experienced postponed and delayed orders in certain areas of our businesses. Further, the guidance of social distancing, lockdowns, quarantines and the requirements to work from home in various key territories such as Israel, Peru, China, California, Australia, Bulgaria and other countries, in addition to greatly reduced travel globally, resulted in a substantial curtailment of business activities, which affected our ability to conduct fieldwork as well as deliver products. In addition, our project for the Ministry of ITC in Colombia was completed in 2019.

The decrease in our Mobility Solutions revenues is primarily attributable the COVID-19 pandemic which significantly impacted the travel and aviation markets in which our significant IFC customers operate and resulted in a significant reduction of our business with some of these customers.

The decrease in Terrestrial Infrastructure Projects revenues is primarily attributable to lower progress in PRONATEL Regional Projects due to quarantines in Peru due to COVID-19, as well as the completion in 2019 of the construction of the first three awarded Regional Projects (awarded in 2015).

Gross profit (loss). The gross profit (loss) and the gross margin of our three segments for the years ended December 31, 2020 and 2019 was as follows:

	Year Ended		Year Ended
	December 31,		December 31,
	2020	2019	2020	2019
	As Restated		As Restated
	U.S. dollars in thousands		Percentage of revenues
Fixed Networks	30,557	47,104	33.0%	37.1%
Mobility Solutions	16,441	51,402	30.4%	49.1%
Terrestrial Infrastructure Projects	(5,618)	(2,309)	(28.9)%	(9.1)%
Total	41,380	96,197	24.9%	37.4%

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

Our gross margin decreased from 37.4% in 2019 to 24.9% in 2020. The decrease in our gross margin in the year ended December 31, 2020 was as a result of the following:

•
The decrease in the Mobility Solutions segment in the year ended December 31, 2020 is mainly due to a decrease in revenue volume as a result of the impact of COVID-19 on the IFC market and a different revenue mix.

•
The decrease in the Fixed Networks segment in the year ended December 31, 2020 compared to the year ended December 31, 2019 was mainly attributable to lower revenue volume, different revenue mix and the resolution of a dispute with one of our vendors in Colombia in 2019, which resulted in a reversal of a previous accrual, partially offset by lower fixed expenses.

•
The decrease in the Terrestrial Infrastructure Projects segment in the year ended December 31, 2020 compared to the year ended December 31, 2019 was mainly attributable to the delays caused by COVID-19 pandemic lockdowns and quarantines which resulted in updating the timeline and cost base of some of the projects as well as the mix of revenue between the different PRONATEL regions.

Operating expenses:

	Year Ended
	December 31,
	2020	2019	Percentage
	U.S. dollars in thousands		change

Operating expenses:
Research and development, net	26,303	30,184	(12.86)%
Selling and marketing	16,871	21,488	(21.49)%
General and administrative	14,063	18,515	(24.05)%
Merger, acquisition and related litigation expenses (income), net	(53,633)	118	-
Total operating expenses	3,604	70,305	(94.87)%

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

Impact of Inflation and Currency Fluctuations

While most of our sales and service contracts are in U.S. dollars or are linked to the U.S. dollar and most of our expenses are in U.S. dollars and NIS, portions of our projects in Latin America as well as our operations in Australia, Asia and Europe are linked to their respective local currencies. The foreign exchange risks are often significant due to fluctuations in local currencies relative to the U.S. dollar.

The influence on the U.S. dollar cost of our operations in Israel relates primarily to the cost of salaries in Israel, which are paid in NIS and constitute a substantial portion of our expenses in NIS. In 2021, the rate of inflation in Israel was 2.9% and the U.S. dollar appreciated in relation to the NIS at a rate of 3.3%, from NIS 3.215 per $1 on December 31, 2020 to NIS 3.11 per $1 on December 31, 2021.

If future inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of such devaluation lags behind increases in inflation in Israel, our results of operations may be materially adversely affected. In 2021 and 2020, in order to limit these risks, we entered into hedging agreements to cover certain of our NIS to U.S. dollar exchange rate exposures.

Our monetary balances that are not linked to the U.S. dollar impacted our financial expenses during the 2021 and 2020 periods. This is due to heavy fluctuations in currency rates in certain regions in which we do business, mainly in Latin America, Australia and Europe. There can be no assurance that our results of operations will not be materially adversely affected by other currency fluctuations in the future.

Recently Adopted Accounting Pronouncements

On January 1, 2021, we adopted Accounting Standards Update (“ASU”) No. 2019-12, Income Taxes (Topic 740): “Simplifying the Accounting for Income Taxes” (ASU 2019-12), which simplifies the accounting for income taxes. The adoption did not have a material impact on our consolidated financial statements during the year ended December 31, 2021.

Recently Issued Accounting Pronouncements

In March 2020, the FASB issued Update ASU 2020-04 'Reference Rate Reform (Topic 848) - Facilitation of the Effects of Reference Rate Reform on Financial Reporting' which provides optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions affected by the reference rate reform. The amendments apply only to contracts and transactions that reference LIBOR or another reference rate expected to be discontinued as part of the reform. This ASU applies only to contracts or transactions entered into or evaluated before December 31, 2022. We continue to monitor what impact the discontinuance of LIBOR or another reference rate will have on our contracts and other transactions.

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

As of December 31, 2021, we had cash and cash equivalents including restricted cash of $84.4 million and bank deposit of $2.2 million. As of December 31, 2020, we had cash and cash equivalents of $88.8 million and short-term and long-term restricted cash of $27.2 million. We negotiated improved facility terms with the banks resulting in elimination of the restricted cash requirement. We believe that our working capital is sufficient for our present requirements.

In April 2019, we distributed for the first time, a cash dividend of $0.45 per share (approximately $24.9 million in the aggregate). Following receipt of the settlement amount from Comtech, in December 2020, we distributed a cash dividend of $0.36 per share, and in January 2021 (following the receipt of court approval) we distributed an additional cash dividend of $0.63 per share (approximately $20 million and $35 million, respectively). We have not adopted a general policy regarding the distribution of dividends and make no statements as to the distribution of dividends in the foreseeable future.

As of December 31, 2021, we had no long-term bank debt.

At times, we guarantee the performance of our work for some of our customers, primarily government entities. Guarantees are often required for our performance during the installation and operational periods of long-term rural telephony projects such as in Latin America, and for the performance of other projects (government and corporate) throughout the rest of the world. The guarantees typically expire when certain operational milestones are met. In addition, from time to time, we provide corporate guarantees to guarantee the performance of our subsidiaries. No performance guarantees have ever been exercised against us.

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

Under the arrangements with FIBI, we are required to observe certain conditions, and under the arrangements with HSBC we are required to satisfy certain conditions and financial covenants. As of December 31, 2021, we are in compliance with these conditions and covenants. The aggregate amount of the bank guarantees outstanding to secure our various performance obligations, issued on our behalf by HSBC, FIBI and Scotia Bank del Peru as of December 31, 2021, was approximately $91.1 million, including an aggregate of approximately $86.9 million on behalf of our subsidiaries in Peru. We have provided HSBC and FIBI with various pledges as collateral for HSBC and FIBI guarantees. Our credit and guarantee agreements also contain various restrictions and limitations that may impact us. These restrictions and limitations relate to incurrence of indebtedness, contingent obligations, negative pledges, liens, mergers and acquisitions, change of control, asset sales, dividends and distributions, redemption or repurchase of equity interests and certain debt payments. The agreements also stipulate a floating charge on our assets to secure fulfillment of our obligations to FIBI and HSBC as well as other pledges, including a fixed pledge, on certain assets and property.

The following table summarizes our cash flows for the periods presented:

	Years Ended December 31,
	2021	2020	2019
	U.S. dollars in thousands
Net cash provided by operating activities	18,903	43,160	34,782
Net cash used in investing activities	(11,092)	(4,716)	(7,982)
Net cash used in financing activities	(39,003)	(24,095)	(28,936)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(303)	(360)	(99)
Net increase (decrease) in cash, cash equivalents and restricted cash	(31,495)	13,989	(2,235)
Cash, cash equivalents and restricted cash at beginning of the period	115,958	101,969	104,204
Cash, cash equivalents and restricted cash at end of the period.	84,463	115,958	101,969

Our cash, cash equivalents and restricted cash decreased by approximately $31.5 million during the year ended December 31, 2021 as a result of the following:

Operating activities. Cash provided by our operating activities was approximately $18.9 million in 2021 compared to approximately $43.1 million in 2020. The cash provided by our operating activities in 2021 was primarily attributable to our improved operating results, offset by cash usage in our operations in Peru in 2021. The cash provided by our operating activities in 2020 was primarily attributable to the settlement proceeds received for the cancellation of the merger agreement with Comtech, net of related costs, offset by cash usage in our operations in Peru in 2020.

Investing activities. Cash used in investing activities was approximately $11.1 million in 2021 compared to approximately $4.7 million in 2020. The increase is mainly attributable to increased purchases of property and equipment.

Financing activities. Cash used in financing activities was approximately $39.0 million in 2021 compared to approximately $24.1 million in 2020. The cash used in financing activities is mainly due to dividend payments of $35 million in 2021 and $20 million in 2020..

C.	Research and Development

We devote significant resources to research and development projects designed to enhance our hubs, VSATs, Satellite Communication on-the-move antennas BUCs, SSPAs and Transceivers products and to multiply the applications for which they can be used. In particular, we continue to invest into expanding our portfolio to address VHTS and NGSO satellites constellations solutions, mobility applications, both IFC and maritime as well as cellular backhaul solutions. We intend to continue to devote substantial resources to complete the development of certain features, including improving functionality, support higher throughput, improving space segment utilization and network resilience, thereby contributing to reducing the cost of proposed solutions for our customers.

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

We have devoted significant research and development resources over the last few years to the development of our SkyEdge family of products, including development of our own proprietary hardware platforms for both baseband equipment and software. In 2021, we invested heavily in improving space spectral efficiency, including release of the new VSAT platform supporting advanced coding schemas, in developing new enhanced functionality for IFC application and global bandwidth management. We continued to invest in optimizing solutions for cellular backhaul and other applications, improving throughput, supported security and resilience. We develop our own network software as well as software for our VSATs. We have made a significant investment in a new modular product architecture involving hot-swappable RF amplifier modules, power supply modules and block up conversion modules for military and commercial teleport providers. This architecture will allow us to mix and match components for faster system product development and better supply chain resilience.

In 2021, we also invested in development of our Electronically Steerable Antennas, or ESA for IFC applications. In addition, we invested in the development of SatCom terminals for UAVs.

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

We also participate in joint programs with academic institutions, which are partially funded by the Israeli Innovation Authority. In the event of a commercial use of a specific academic knowledge, we are obligated to pay the academic institution royalties from the revenues derived from products developed within the framework of such programs.

The following table sets forth, for the years indicated, our gross research and development expenditures, the portion of such expenditures which was funded mainly by non-royalty bearing grants and the net cost of our research and development activities:

	Years Ended December 31,
	2021	2020	2019
	(U.S. dollars in thousands)
Gross research and development costs	33,031	27,689	32,208
Less:
Grants	1,695	1,386	2,024

Research and development costs – net	31,336	26,303	30,184

D.	Trend Information

The satellite communications industry is moving toward HTS, VHTS and NGSO technology that employ multi-orbit; multi-beam transmission for more efficient use of space segment and better performance. New satellite constellations of HTS-MEO and HTS-LEO (NGSO) are scheduled to be launched in the coming years. With the scheduled launch of numerous HTS, VHTS and NGSO satellites, we believe that the development of products using this technology for the different satellites and constellations will be an important competitive factor in the satellite communications market. We are continuing our efforts to enhance our current products and develop new ones to support this technology's advantages.

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

We continue to focus on the mobility trend which has been driven by the projected growth of mobility applications, especially on airplanes, trains and seagoing vessels, as well as defense-related applications. We are focused on being the partner of choice to satellite operators that will select our SkyEdge IV platform as a multi-service system. The dynamics of the market is that few suppliers will dominate the VHTS/NGSO market and we want to be a leading supplier. Our technology is software centric and allows pay as you grow models based on software licenses. Our systems are scalable in an efficient manner and thus allowing our customers demand-based growth. As satellite operators are becoming also service providers, we see them as our partners and go to market channels. Accordingly, we offer them end to end project management; flexibility in customizing their systems and help them manage their networks.

In the past few years the satellite communications market has experienced increasing competition both from within its sector and from competing communication technologies. From within, we see new disruptive NGSO players that aspire to take a large part of the market. From outside the expansion of cellular coverage in rural areas worldwide, increased terrestrial infrastructures as well as the advancement of wireless technologies, increases the options for our potential and existing customers. In addition, the number of satellite communications providers in the market has increased and prices of technologies continue to decline. Another development in our industry is the increasing demand for complete solutions which encompass far more than a single platform of a communications solution.

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

The ongoing COVID-19 pandemic continues to have an adverse effect on our industry and the markets in which we operate. The COVID-19 outbreak has significantly impacted the travel and aviation markets in which our significant IFC customers operate and has resulted in a significant reduction of our business with some of these customers. We have also experienced postponed and delayed orders in certain other areas of our businesses. Further, the guidance of social distancing, lockdowns, quarantines and the requirements to work from home in various key territories such as Israel, Peru, California, Australia, Bulgaria, China and other countries, in addition to greatly reduced travel globally, has resulted in a substantial curtailment of business activities, which has affected and is likely to continue to affect our ability to conduct fieldwork as well as deliver products and services in the areas where restrictions are implemented by the local government. In addition, certain of our sales and support teams are unable to travel or meet with customers and the pandemic threat has caused operating, manufacturing, supply chain and project development delays and disruptions, labor shortages, travel and shipping disruptions and shutdowns (including as a result of government regulation and prevention measures). As a result, we experienced a significant reduction in business in 2020. In the twelve months ended December 31, 2021, our revenue was $215 million, compared to $166 million in the comparable period of 2020, and $257 million in the comparable period of 2019. While we expect that the adverse effect of this public health threat will ease as a result of global vaccinations and testing and reduced restrictions on travelling, it is still likely to continue to adversely impact us by its negative impact on our ability to generate revenues due to reduced end-market demand from IFC customers, governments and enterprises and our ability to conduct fieldwork leading to order delays and cancellations.

Amid the recent military conflict of Russia and Ukraine, major economic sanctions and export controls restrictions were imposed on Russia and various Russian entities by the U.S., European Union and the United Kingdom. Theses sanctions and restrictions may materially restrict our business in Russia which mainly includes exports to Russia, and may delay or prevent us from collecting funds and perform money transfers from Russia.

E.	Critical Accounting Estimates

The preparation of the consolidated financial statements in conformity with U.S. Generally Accepted Accounting Principles (U.S. GAAP) requires us to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, mainly related to trade receivables and contract assets, inventories, deferred charges, long-lived assets, intangibles and goodwill, revenues (including variable consideration, determination of contracts duration, establishing stand-alone selling price for performance obligations) and profits (losses), stock-based compensation relating to options, income taxes, and contingencies. We base our estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of the financial information included in this annual report.

Consolidation. Our consolidated financial statements include the accounts of our company and those of our subsidiaries, in which we have a controlling voting interest. Inter-company balances and transactions have been eliminated upon consolidation.

Revenues. We generate revenue mainly from the sale of products (including construction of networks), satellite-based communications networks services and from providing connectivity, internet access and telephony services. We sell our products and services to enterprises, government and residential customers under large-scale contracts that utilize both our networks and other networks that we install, mainly based on BOT and BOO contracts. These large scale contracts sometimes involve the installation of thousands of VSATs or construction of massive fiber-optic and wireless networks. Sale of products includes mainly the sale of VSATs, hubs, SSPAs, low-profile antennas, on-the-move/on-the-pause terminals, and construction and installation of large-scale networks based on BOT and BOO contracts. Sale of services includes access to and communication via satellites (“space segment”), installation of equipment, telephone services, internet services, consulting, on-line network monitoring, network maintenance and repair services. We sell our products primarily through our direct sales force and indirectly through resellers or system integrators.

 We recognize revenue when (or as) we satisfy performance obligations by transferring promised products or services to our customers, in an amount that reflects the consideration that we expect to receive according to ASC 606.

If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on a relative standalone selling price (“SSP”) basis. We establish SSP based on management judgment, stand-alone renewal price, considering internal factors such as margin objectives, pricing practices and historical sales.

If the consideration in a contract includes a variable amount, we estimate the amount of consideration to which we will be entitled in exchange for transferring the goods or services to the customer. The variable consideration is estimated at contract inception and constrained until it is probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved.

Revenue from the sale of equipment is recognized at a point in time, once the customer has obtained control over the items purchased. When significant acceptance provisions are included in the arrangement, we defer revenue recognition until the acceptance occurs. Revenue from periodic services is recognized ratably over the term the services are rendered. Revenue from other services is recognized upon their completion.

Revenues from long-term contracts under which we provide significant construction to the customer's specifications and networks operation and maintenance (mostly governmental projects) or long-term contracts relating to the design, development or manufacture of complex equipment or technology platforms to a buyer’s specification (or to provide services related to the performance of such contracts) are generally recognized over time because of continuous transfer of control to the customer. This continuous transfer of control to the customer is based on the fact that our performance creates or enhances an asset that the customer controls as the asset is created or enhanced, or alternatively, in some contracts, based on  the fact that we have the right to payment for performance completed to date. We generally use the cost-to-cost measure of progress for these contracts because it best depicts the transfer of control to the customer, which occurs as costs are incurred on the contracts.

At the inception of a contract, we evaluate the products and services promised in order to determine if the contract should be separated into more than one performance obligation. The products and services provided as part of the construction are not distinct from one another due to a customer defined interrelated operational performance requirement, a highly complex interrelated and integrated output and significant contract management requirements. The promises to provide operation and maintenance services are distinct performance obligations. We allocate the transaction price for each contract to each performance obligation identified in the contract based on the relative standalone selling price (SSP). Standalone selling prices for our products and services provided as part of the long-term contracts with governments are generally not observable, and consequently we use the expected cost plus a reasonable margin approach to estimate a standalone selling price. The estimation of SSP requires the exercise of management judgement. We typically establish SSP ranges for its products and services. In some governmental contracts, we also required to supply tablets which are distinct and are accounted for as separate performance obligations. We determine SSP for tablets based on observable market data.  Revenues related to tablets performance obligation are recognized at a point in time upon delivery of the tablets.

Accounting for long-term contracts involves the use of various techniques to estimate total contract revenue and performance costs. For long-term contracts, we estimate the profit on a contract as the difference between the total estimated transaction price and the total expected performance costs of the contract and recognizes revenue and incurred costs over the life of the contract. Changes to performance cost estimates under a contract may occur in a situation where: (a) identified contract risks cannot be resolved within the cost estimates included in a contract's estimated at completion, or EAC; or (b) new or unforeseen risks or changes in the performance cost estimates must be incorporated into the contract's EAC. Changes in estimated revenues and/or estimated project costs which are related to an existing performance obligation, and that are not distinct from those goods and services already provided, and therefore form part of single performance obligation, are recorded in the period the change is reasonably determinable, with the full amount of the inception-to-date effect of such changes recorded in such period on a "cumulative catch-up" basis. For contracts that are deemed to be loss contracts, we establish forward loss reserves for total estimated costs that are in excess of total estimated consideration under a contract in the period in which they become probable. If any of the above factors were to change, or if different assumptions were used in estimating progress cost and measuring progress towards completion, it is possible that materially different amounts would be reported in our consolidated financial statements.

Under the typical payment terms of the contracts under which continuous transfer of control to the customer occurs as described above, the customer pays us milestones-based payments. This may result in revenue recognized in excess of billings and are presented as part of contract assets on the consolidated balance sheets. In addition, we typically receive interim payments as work progresses, although for some contracts, we may be entitled to receive an advance payment. We recognize a liability for these payments in excess of revenue recognized and presents it as liabilities on the consolidated balance sheets. The advance payment typically is not considered a significant financing component.

Amounts recognized as revenue and which we have unconditional right to receive are classified as trade receivables in the consolidated balance sheets.

A contract asset is recorded when revenue is recognized in advance of our right to receive consideration.

Deferred revenue and advances from customers are recorded when we receive payments from customers before performance obligations have been performed. Deferred revenue is recognized as revenue as (or when) we perform the performance obligation under the contract.

We pay sales commissions to external sales agents and to sales and marketing personnel based on their attainment of certain predetermined sales goals. Sales commissions are considered incremental and recoverable costs of obtaining a contract with a customer. Sales commissions are capitalized and amortized upon recognition of the related revenue, consistently with the transfer to the customer of the goods or services to which they relate. Amortization expenses related to these costs are mostly included in selling  and marketing expenses in the = consolidated statements of income (loss).

Income Taxes. We are subject to income taxation in Israel, the United States and numerous other jurisdictions. Determining our provision for income taxes requires significant management estimations and judgments. In addition, our provision for income taxes could be adversely affected by many factors, including, among other things, changes to our operating structure, changes in the amounts of earnings in jurisdictions with different statutory tax rates, changes in the valuation of deferred tax assets and liabilities and changes in tax laws. We are subject to ongoing tax examinations in various jurisdictions. Tax authorities may disagree with our intercompany charges, cross-jurisdictional transfer pricing or other matters and assess additional taxes. While we regularly evaluate the likely outcomes of these examinations to determine the adequacy of our provision for income taxes, there can be no assurance that the outcomes of such examinations will not have a material impact on our results of operations and cash flows. In addition, we may be audited in various jurisdictions, and such jurisdictions may assess additional taxes against us. Although we believe our tax estimates are reasonable, the final determination of any tax audits or litigation could be materially different from our historical tax provisions and accruals, which could have a material adverse effect on our results of operations or cash flows in the period or periods for which a determination is made.

We account for income taxes in accordance with ASC 740, "Income Taxes" ("ASC 740"). ASC 740 prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between the financial reporting and the tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that a portion or all of the deferred tax assets will not be realized. Our judgments regarding future taxable income may change due to changes in market conditions, changes in tax laws, tax planning strategies or other factors. Moreover, given the current macro-economic environment and the uncertainties regarding the potential impact of COVID-19 on our business, there can be no assurance that our estimates and assumptions will prove to be accurate predictions of the future. If our assumptions and consequently our estimates change in the future, the valuation allowances we have established may be increased or decreased, resulting in a respective increase or decrease in income tax expense.

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

We classify interest and penalties on taxes on income as financial expenses and general and administrative expenses, respectively.

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

Leases. On January 1, 2019, we adopted the ASU 2016-02, Leases (Topic 842), using the modified retrospective approach, by applying the new standard to all leases existing at the date of initial application. The standard requires lessees to recognize almost all leases on the consolidated balance sheets as a right-of-use asset and a lease liability and requires leases to be classified as either an operating or a finance type lease. The standard excludes leases of intangible assets or inventory. Leases with a term of twelve months or less can be accounted for in a manner similar to the accounting for operating leases under ASC 840.

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

Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities in the consolidated balance sheets. ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. We use our incremental borrowing rate based on the information available at the commencement date to determine the present value of the lease payments. Operating lease expenses are recognized on a straight-line basis over the lease term. Exchange rate differences related to lease liabilities are recognized as insured as finance income or expense. Several of our leases include options to extend the lease. For purposes of calculating lease liabilities, lease terms include options to extend the lease when it is reasonably certain that we will exercise such options. Our lease agreements do not contain any material residual value guarantees.

Our ROU assets are reviewed for impairment in accordance with ASC 360whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

The new standard also provides practical expedients for an entity’s ongoing accounting. We elected the short-term lease recognition exemption for all leases with a term shorter than twelve months. This means that for those leases, we do not recognize ROU assets or lease liabilities, but recognize lease expenses over the lease term on a straight-line basis. We also elected the practical expedient to not separate lease and non-lease components for all our leases.

We also lease out our equipment to several customers. Leases are typically classified as finance leases from our perspective as a lessor. A finance lease is a lease that transfers substantially all the risks and rewards incidental to ownership of an asset to a lessee.

At the commencement date of a finance lease, the lessor engages in recognizing the net investment in the lease. This includes the selling profit and any initial direct costs for which recognition is deferred. Recognize a selling loss caused by the lease arrangement, if this has occurred.

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

Future events could cause us to conclude that impairment indicators exist and that additional long-lived assets and intangible assets associated with our acquired businesses are impaired. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

Goodwill. Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired. Under ASC 350 “Intangibles - Goodwill and Others”, or ASC 350, goodwill is not amortized, but rather is subject to an annual impairment test. Goodwill is tested for impairment at the reporting unit level by comparing the fair value of the reporting unit with its carrying value. We perform our annual impairment analysis of goodwill in the fourth quarter of the year and whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. We first assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. If the qualitative assessment does not result in a more likely than not indication of impairment, no further impairment testing is required. If we elect not to use this option, or if we determine that it is more likely than not that the fair value of a reporting unit is less than its carrying value, then we prepare a quantitative analysis to determine whether the carrying value of reporting unit exceeds its estimated fair value. If the carrying value of a reporting unit exceeds its estimated fair value, we recognize an impairment of goodwill for the amount of this excess, in accordance with the guidance in FASB Accounting Standards Update ("ASU") No. 2017-04, Intangibles - Goodwill and Other (Topic 350), Simplifying the Test for Goodwill Impairment.

In the years ended December 31, 2021 and 2020 we performed both qualitative and quantitative assessments following the outbreak of COVID-19 pandemic to continue to support our conclusion that no impairment of goodwill was required for any of our reporting units.

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

The following table sets forth the name, age, position(s) and a brief account of the business experience of each of the directors and executive officers:

Name	Age	Position
Isaac Angel	65	Chairman of the Board of Directors
Adi Sfadia	51	Chief Executive Officer
Amiram Boehm (3)	50	Director
Ishay Davidi	60	Director
Aylon (Lonny) Rafaeli (1) (2)(4)	68	Director
Dafna Sharir (1)(4)	53	Director
Elyezer Shkedy (1)(2)(4)(5)	63	Director
Ami Shafran (1)(2)(4)(5)	67	Director
Gil Benyamini	48	Chief Financial Officer
Michal Aharonov	50	Chief Commercial Officer
Ron Levin	47	Chief Operating Officer
Lior Moyal	44	Senior Vice President, Human Resources
Hagay Katz	62	Chief Product and Marketing Officer

(1)	Member of our Audit Committee.
(2)	Member of our Compensation Committee.
(3)	“Independent Director” under the applicable NASDAQ Marketplace Rules (see explanation below)
(4)	“Independent Director” under the applicable NASDAQ Marketplace Rules and the applicable rules of the SEC (see explanation below)
(5)	“External Director” as required by Israel’s Companies Law (see explanation below)

Isaac Angel has served as the Chairman of our Board of Directors since March 2021. Mr. Angel served as the Chairman of the Board of Directors of Ormat Technologies Inc. (NYSE, TASE), and served as its CEO from July 2014 to July 2020 and an Executive Chairman of the Board until January 2021. Mr. Angel previously served as a director of Retalix Ltd. from 2012 until 2013, Frutarom Ltd. from 2008 until 2016, as Executive Chairman of LeadCom Integrated Solutions Ltd from 2008 to 2009, as  Executive Vice President, Global Operations of VeriFone from 2006 to 2008 and served in various positions including as president and CEO of Lipman Electronic Engineering Ltd from 1979 to 2006.

Adi Sfadia has served as our Chief Executive Officer since November 2020. Prior to that, Mr. Sfadia served as Interim Chief Executive Officer from July 2020 and as our Chief Financial Officer since November 2015. Prior to joining Gilat, Mr. Sfadia served as CFO of Starhome Ltd., a wholly owned subsidiary of Fortissimo Capital, from January 2013. From 2008 to 2013, Mr. Sfadia served as CFO of Radvision Ltd. (previously traded on NASDAQ and TASE). From 2004 until 2008, Mr. Sfadia served as Radvision’s Corporate Controller and Vice President of Finance. Prior to that, Mr. Sfadia served in several senior financial positions in Israeli companies, where he gained wide financial and managerial experience. Mr. Sfadia served five years in a public accounting position with Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global. Mr. Sfadia holds a B.A. degree in Business Administration and an M.B.A. degree (magna cum laude) from The College of Management in Tel Aviv and Rishon Lezion, and is a Certified Public Accountant in Israel.

Amiram Boehm has served on our Board of Directors since December 2012. Mr. Boehm has been a Partner in the FIMI Opportunity Funds, Israel’s largest group of private equity funds, since 2004. Mr. Boehm serves as the Chairman of the Board of  director of DelekSon Ltd. and a director at, Hadera Paper Ltd. (TASE), Rekah Pharmaceuticals Ltd (TASE), KAMADA Ltd. (NASDAQ and TASE), TAT Technologies Ltd. (NASDAQ and TASE), PCB Technologies Ltd. (TASE), and Galam Ltd. Mr. Boehm previously served as the Managing Partner and Chief Executive Officer of FITE GP (2004), and as a director among others of Ormat Technologies Inc. (NYSE, TASE), Scope Metal Trading, Ltd. (TASE), Inter Industries, Ltd. (TASE), NOVOLOG (Pharm-Up 1966) Ltd. (TASE), Global Wire Ltd. (TASE), Telkoor Telecom Ltd. (TASE), Dimar Cutting Tools Ltd and Solbar Industries Ltd. (previously traded on the TASE). Prior to joining FIMI, from 1999 until 2004, Mr. Boehm served as Head of Research of Discount Capital Markets, the investment arm of Israel Discount Bank. Mr. Boehm holds a B.A. degree in Economics and a LL.B. degree from Tel Aviv University, Israel and a Joint M.B.A. degree from Northwestern University and Tel Aviv University, Israel.

Ishay Davidi has served on our Board of Directors since December 2012. Mr. Davidi is the Founder and has served as Chief Executive Officer of the FIMI Opportunity Funds, Israel’s largest group of private equity funds, since 1996. Mr. Davidi currently serves as Chairman of the board of directors of Hadera Paper Ltd. (TASE) and Polyram plastics, and as director at Rekah Pharmaceuticals Ltd. (TASE), Ben Ari holdings Ltd, C. Mer Industries Ltd. (TASE), GI Ltd., (TASE), SOS Ltd., DelekSon Ltd., Bet Shemesh Engines Holdings (TASE), Kamada Ltd (TASE and NASDAQ), P.C.B Technologies Ltd (TASE) and RIMONI Industries Ltd. (TASE). Mr. Davidi previously served as the Chairman of the board of directors, among others of Inrom Industries Ltd. Dimar Cutting Tools Ltd.; Retalix (previously traded on NASDAQ and TASE), of Tefron Ltd. (New York Stock Exchange and TASE) and of Tadir-Gan (TASE), and as a director among others at Novolog Pharm Up 1966 Ltd (TASE), Ormat Industries Ltd. (previously traded on TASE), Tadiran Communications Ltd. (TASE), Lipman Electronic Engineering Ltd. (NASDAQ and TASE), Merhav Ceramic and Building Materials Center Ltd. (TASE), TAT Technologies Ltd. (NASDAQ and TASE), Orian C.M. Ltd. (TASE), Ophir Optronics Ltd., Overseas Commerce Ltd, (TASE), Scope Metals Group Ltd. (TASE) and Formula Systems Ltd. (NASDAQ and TASE). Prior to establishing FIMI, from 1993 until 1996, Mr. Davidi was the Founder and Chief Executive Officer of Tikvah Fund, a private Israeli investment fund. From 1992 until 1993 Mr. Davidi was the Chief Executive Officer of Zer Science Industries Ltd., a developer of diagnostics equipment for the healthcare industry. Mr. Davidi holds a B.Sc. degree in Industrial and Management Engineering from Tel Aviv University, Israel, and a M.B.A. degree from Bar Ilan University, Israel.

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

Dafna Sharir has served on our Board of Directors since May 2016. Ms. Sharir is an independent consultant in the areas of mergers and acquisitions and business development. Ms. Sharir served as Senior Vice President Investments of Ampal Corp. between 2002 and 2005. Before that she served as Director of Mergers and Acquisitions at Amdocs (until 2002). Between 1994 and 1996, Ms. Sharir worked as a tax attorney with Cravath, Swaine & Moore in New York. Ms. Sharir is a director of Ormat Technologies Inc., Minute Media Inc. and Cognyet Software Ltd. and served in the past as a director of Frutarom Industries Ltd. Ms. Sharir holds a B.A. degree in Economics and a LL.B degree, both from Tel Aviv University, Israel, LL.M. degree in Tax Law from New York University, and M.B.A. degree from INSEAD.

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

Major General (ret.) Ami Shafran, has served on our Board of Directors since January 2021. Mr. Shafran has served since 2018 as a venture partner at Moneta Capital, an Israeli venture capital fund focused in the Fintech and Insuretech domains. Since 2020, Mr. Shafran has served as director at Gencell (TASE). Since 2013, Mr. Shafran has served as the head of the Cyber Innovation Center at Ariel University and since 2021 as Chairman of the Executive Committee of the University. Mr. Shafran served as Chairman of the Board at Native Alpha Cybertech Management Ltd. during 2021. From 2006 through 2011, Mr. Shafran served as Commander of the information, communications and cyber command (C4I of the Israel Defense Force). In 2002, Mr. Shafran served as head of the research and development unit of the Israeli Ministry of Defense, MAFAT (chief of science) and chief of staff of the Ministry of Defense and the Research and Development Attaché at the Israeli Embassy in Washington DC. Mr. Shafran had also served as director of Rafael Advance Defense Systems Ltd for three years and as a director at ISI - ImageSat International N.V. Since 2017, Mr. Shafran serves as a director of Paz Group (TASE), as a non-executive chair of Elsight (Australian Stock Exchange or ASX), and as head of the advisory board at Security Matters (ASX). Mr. Shafran has served as Chairman of the Board of Pazkar Ltd. and Paz Lub Ltd., as a member of the board of directors of Waterfall Security Solutions, and as President of Enigmatos Ltd., an automotive cyber security company and other non-public companies. Mr. Shafran holds a B.Sc. degree in Electrical Engineering from the Ben Gurion University in Israel and a M.B.A. degree from the Tel Aviv University.

Gil Benyamini has served as our Chief Financial Officer since February 2022. Previously, Mr. Benyamini served as CFO at Panaxia Pharmaceutical Industries (TASE) for four years. From 2009 to 2016, Mr. Benyamini served as CFO at Walla Communications, and from 2006 until 2009 served as CFO at Exent Technologies. Mr. Benyamini also held finance positions at Tecnomatix Technologies (previously traded on NASDAQ) and PwC. Mr. Benyamini is a Certified Public Accountant and holds a B.A degree in economics, statistics and operations research, a B.A. degree in accounting and an MBA (major in finance), all from Tel-Aviv University.

Michal Aharonov has served as our Chief Commercial Officer since August 2021. Previously, Ms. Aharonov served as Vice President, Global Accounts and Telecom Services since October 2015 and was promoted in August 2017 to Vice President, Global Broadband Networks. Prior to joining Gilat, from 2013 until 2015, Ms. Aharonov served as Vice President, Head of Sales and Services at Essence Group. Prior thereto, Ms. Aharonov served as Vice President, Global Strategic Sourcing at Amdocs, after having served since 2000 in various positions at Amdocs. Ms. Aharonov holds a Master’s degree in Public Administration focusing on financial information systems from Clark University (U.S). and a B.A. degree in Business Management and Finance from the College of Management – Academic Studies in Tel Aviv, Israel.

Ron Levin has served as our Chief Operating Officer since August 2021. Previously, Mr. Levin served as Vice President, Mobility and Global Accounts since 2016. Prior to joining Gilat, he headed Strategic Sales at ECI Telecom, a leading telecom equipment provider. Previously Mr. Levin headed Product Management at Jungo Software Technologies, a software company of home and small business gateways, which was later acquired by NDS and Cisco. Mr. Levin holds a M.Sc. degree in Management from the University of Tel Aviv and a B.Sc. degree in Computer Engineering from the Technion, Israel Institute of Technology, in Israel.

Lior Moyal has served as our Senior Vice President of Human Resources  since March 2021. Prior to that and since August 2020, Ms. Moyal served as our VP of Human Resources. Prior to that and since March 2017, Ms. Moyal served as Director of Human Resources of Wavestream, our US subsidiary, and before that, as our Global Organization Development Manager & HR Business Partner since January 2016. Prior to joining Gilat, Ms. Moyal was HR Business Lead at Amdocs after serving in several positions since 2002 and served as a Human Capital Captain in the IDF before that. Ms. Moyal holds a M.A. degree in Organization Development from the Polytechnic University and BA in Social Science from the Open University.

Hagay Katz has served as our Chief Product and Marketing Officer since August 2021. Prior to that and since 2017, Mr. Katz served as VP Strategic Accounts - Cyber Security at Allot Communications (Nasdaq – ALLT). Previously he served as our Head of the VSAT Line of Business. Earlier in his career, Mr. Katz held senior positions in Sales, Marketing and Product Management at Modu Mobile, PacketLight Networks, which he co-founded (acquired) and Telstra Research Laboratories. Mr. Katz started his career in an elite technology unit of the IDF and is the co-author of nine granted patents. Mr. Katz holds B.Sc. and M.Sc. degrees in Electronic Engineering from Tel-Aviv University and an M.B.A. degree from Monash University.

B.	Compensation of Directors and Officers

The following table sets forth the aggregate compensation paid to or accrued on behalf of all of our directors and officers as a group for the year ended December 31, 2021:

	Salaries, Fees, Directors’ Fees, Commissions and Bonuses (1)	Amounts Set Aside for Pension, Retirement and Similar Benefits
All directors and officers as a group (18 persons) (2)	$4,658,006	$464,895

(1)
Includes bonuses and equity-based compensation accrued in 2021, but does not include business travel, professional and business association dues and expenses reimbursed to our directors and officers, and other benefits commonly reimbursed or paid by companies in Israel.

(2)	Includes three officers who ceased to hold office during 2021 and were replaced by newly appointed officers.

In accordance with Israeli law requirements, the table below sets forth the compensation paid to our Chief Executive Officer and the five most highly compensated senior office holders (as defined in the Companies Law) with respect to the year ended December 31, 2021, in accordance with the expenses recorded in our financial statements for the year ended December 31, 2021. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, and in accordance with the above mentioned securities regulations, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation.

Summary Compensation Table
Information Regarding the Covered Executive in U.S. dollars (1)

Name and Principal Position	Base Salary	Benefits and Perquisites(2)	Variable Compensation(3)	Equity-Based Compensation(4)	Total
Adi Sfadia, CEO	408,875	113,103	253,519	239,596	1,015,094
Noam Rozenfeld, former Vice President, Research and Development	262,052	63,686	98,582	81,331	505,651
Michal Aharonov, Vice President, Chief Commercial Officer	267,627	42,593	83,786	84,435	478,441
Ron Levin, Chief Operating Officer	253,995	57,906	78,970	80,045	470,915
Bosmat Halpern, former Chief Financial Officer	223,023	53,906	106,216	62,608	445,753

(1)	All amounts reported in the table are in terms of cost to our company, as recorded in our financial statements.
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

(3)
Amounts reported in this column refer to Variable Compensation such as commissions, incentive and bonus payments payable upon conditions met in the year ended December 31, 2021 and recorded in our financial statements.

(4)
Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2021, with respect to equity-based compensation granted to the Covered Executive.

In accordance with the approval of our shareholders and in accordance with Israeli corporate law regarding compensation of external directors, each of our non-employee directors and external directors (all of our current directors except for our Chairman of the Board of Directors) is entitled to receive annual compensation payable quarterly of approximately NIS 93,690 (currently equivalent to approximately $30,125), and an additional fee of approximately NIS 1,924 (currently equivalent to approximately $618) for each board or committee meeting attended. In addition, Board members are compensated for telephone participation in board and committee meetings in an amount of 60% of what would be received for physical attendance and for written resolutions in an amount equal to 50% of same. All the above amounts are linked to changes in the Israeli consumer price index as of September 2014 and subject to changes in the amounts payable pursuant to Israeli law from time to time.

As of December 31, 2021, our directors and executive officers as a group, consisting of 15 persons, held options to purchase an aggregate of 1,758,369 ordinary shares, having exercise prices ranging from $3.58 to $11.92 (adjusted due to distribution of dividends in April 2019, December 2020 and January 2021). Generally, the options granted to our directors, vest over a three-year and the options granted to our executive officers vest over a four-year period except in the case of the grant to our Chairman of the Board of Directors, in which the options vest ratably each quarter over a four-year period. The options will expire between 2022 and 2027. All of such options were awarded under our stock option plans described in Item 6E - “Directors, Senior Management and Employees - Share Ownership - 2008 Share Incentive Plan”.

Chairman Services. Mr. Angel has served as Chairman of the Board of Directors of our company since March 2021. Since May 2021, Mr. Angel is entitled (directly or through his controlled company) to: (i) a monthly fee in the amount of NIS 28,000 (approximately $9,000); (ii) payment of the cash value of various fringe benefits, in an aggregate amount of up to NIS 12,000 (approximately $3,600) per month, which is equal to the employer’s cost that would have been incurred by us for such benefits if the Chairman served in an employee status; and (iii) office space and secretarial assistance and reimbursement for out-of-pocket expenses incurred by him in connection with his service. Mr. Angel is also entitled to an annual cash bonus plan of 6 monthly salaries for the years 2021 to 2023, upon achievement of a threshold of 80% of the company’s target operating profit metric. Additionally, Mr. Angel may be eligible for an over- achievement bonus of up to 3 monthly salaries. We may terminate the Chairman’s services  by providing two months paid notice. In addition, Mr. Angel was granted options to purchase 500,000 of our ordinary shares, with an exercise price of $11.92 per share. The options were granted under our 2008 Option Plan and will vest over a period of four years so long as Mr. Angel continues to serve at our company. The options will remain exercisable for 12 months following cessation or termination of service (other than for cause). All options are subject to acceleration upon a change in control event. The options will expire on the sixth anniversary of the date of the grant.

CEO. Mr. Sfadia has served as our Chief Executive Officer since November 2020. Prior to that, Mr. Sfadia served as Interim Chief Executive Officer since July 2020 and  as our Chief Financial Officer since November 2015. Since January 2021, Mr. Sfadia is entitled to a monthly salary of NIS 110,000 (approximately $35,400) and fringe benefits including social benefits, annual vacation and reimbursement of expenses. Mr. Sfadia is also entitled to an annual cash bonus plan of 6 base monthly salaries for the years 2021 to 2023, upon achievement of a threshold of 80% of the company’s target operating profit metric. Additionally, Mr. Sfadia may be eligible for an over- achievement bonus of up to 3 base monthly salaries. In January 2021 Mr. Sfadia was granted options to purchase 400,000 ordinary shares at an exercise price of $6.22 per share (following a subsequent adjustment due to distribution of a $0.63 per share cash dividend in 2021). The options were granted under our 2008 Option Plan and will vest over a period of four years so long as Mr. Sfadia continues to be employed by the Company. The options will remain exercisable for 12 months following cessation or termination of service (other than for cause). All options are subject to acceleration upon a change in control event. The options will expire on the sixth anniversary of the date of the grant.

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

Election of Directors

Our Articles of Association provide that our Board of Directors shall consist of not less than five and not more than nine directors as shall be determined from time to time by a majority vote at the general meeting of our shareholders. Our shareholders resolved to set the size of our Board of Directors at eight members, including two external directors. Our Board currently consists of seven members, including two external directors.

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

Independent Directors. In general, NASDAQ Marketplace Rules require that the board of directors of a NASDAQ-listed company have a majority of independent directors, within the meaning of NASDAQ rules. Our Board of Directors has determined that six out of the seven members of our Board of Directors are independent directors under NASDAQ requirements.

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

Israeli Regulations

In March 2016, the Israeli Companies Law Regulations were amended to reduce certain duplicative regulatory burdens to which Israeli companies publicly-traded on NASDAQ are subject. Generally, pursuant to the new regulations, an Israeli company traded on NASDAQ that does not have a “controlling shareholder” (as defined in the Israeli Companies Law) is able to elect not to appoint External Directors to its Board of Directors and not to comply with the Audit Committee and Compensation Committee composition and chairman requirements of the Israeli Companies Law (as described above); provided, the company complies with the applicable NASDAQ independent director requirements and the NASDAQ Audit Committee and Compensation Committee composition requirements.

To date, we have not elected to benefit from the relief provided by these new amended Israeli regulations.

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

Directors’ Service Contracts

There are no arrangements or understandings with any of our directors providing for benefits upon termination of their employment or service as directors of our company or any of our subsidiaries, other than with our Chairman of the Board, Mr. Isaac Angel. We may terminate the Chairman’s services by providing two months’ paid notice.

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

Our Articles of Association allow us to exempt any office holder to the maximum extent permitted by law, before or after the occurrence giving rise to such exemption. Our Articles of Association also provide that we may indemnify any office holder, to the maximum extent permitted by law, against any liabilities he or she may incur in such capacity, limited with respect (i) to the categories of events that can be foreseen in advance by our Board of Directors when authorizing such undertaking and (ii) to the amount of such indemnification as determined retroactively by our Board of Directors to be reasonable in the particular circumstances. Similarly, we may also agree to indemnify an office holder for past occurrences, whether or not we are obligated under any agreement to provide such indemnification. Our Articles of Association also allow us to procure insurance covering any past or present officer holder against any liability which he or she may incur in such capacity, to the maximum extent permitted by law. Such insurance may also cover the company for indemnifying such office holder. We have obtained directors’ and officers’ liability insurance covering our officers and directors and those of our subsidiaries for certain claims. In addition, we have provided our directors and officers with letters providing them with exemption and indemnification to the fullest extent permitted under Israeli law (except that we are not required to exempt our directors and officers from liability for damages caused as a result of a breach of the office holder’s duty of care in transactions in which a controlling shareholder or an office holder has a personal interest).

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

We believe that an engaged workforce is key to maintaining our ability to innovate. We invest in our employees’ career growth and development is an important focus for us. We offer learning opportunities and training programs including workshops, guest speakers and various conferences to enable our employees to advance in their chosen professional paths. We are offering our employees flexibility of hybrid work from the office and home.

We are committed to providing a safe work environment for our employees in compliance with applicable regulations. We have taken necessary precautions in response to the recent COVID-19 outbreak, including offering employees flexibility to work from home and mandatory social distancing requirements in the workplace.

As of December 31, 2021, we had 796 full-time employees, including 241 employees in engineering, research and development, 323 employees in manufacturing, operations and technical support, 66 employees in marketing and sales, 87 employees in administration and finance and 79 in other departments. Of these employees, 256 were based in our facilities in Israel, 148 were employed in the U.S., 204 were employed in Latin America and 188 were employed in Asia, the Far East and other parts of the world.

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

 Our U.S. subsidiary sponsors a retirement plan for eligible employees. Their 401(k) Plan is a “safe harbor” 401(k) Plan and allows eligible employees to defer compensation up to the maximum amount allowed under the current Internal Revenue Code. As a “safe harbor” plan, our U.S. subsidiary must make a mandatory contribution to the 401(k) Plan to satisfy certain nondiscrimination requirements under the Internal Revenue Code. This mandatory contribution is made for all eligible employees. In addition to 401(k) Plan, our U.S subsidiary provides healthcare and life insurance coverage to all eligible employees.

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

As of December 31, 2021, our directors and executive officers as a group (15 persons) held options to purchase 1,738,369 of our ordinary shares under our share options plans (described below), exercisable at a weighted average exercise price of $8.48 per share (adjusted due to distribution of dividends in April 2019, December 2020 and January 2021). These options have expiration dates ranging from May 2022 to August 2027.

2008 Share Incentive Plan

In October 2008, our Board of Directors adopted the 2008 Share Incentive Plan, or the 2008 Plan, for issuance of options, restricted share units, or RSUs, and other forms of equity based awards to our directors, officers, consultants and employees. The term of the 2008 Plan had been extended by an additional ten-year period, commencing in October 2015. Our Board of Directors also adopted a sub-plan to enable qualified optionees certain tax benefits under the Israeli Income Tax Ordinance. Following increases approved by our Board of Directors, the total number of ordinary shares reserved for issuance of options under the 2008 Plan is 9.15million shares. As of December 31, 2021, we have granted options to purchase 7,184,176 ordinary shares under the 2008 Plan (excluding options that were granted and cancelled), pursuant to which 3,110,146 ordinary shares have been issued as of December 31, 2021. As of December 31, 2021, we had outstanding options to purchase 3,099,144 ordinary shares, with exercise prices ranging from $3.51 to $11.92 per share (adjusted due to the distribution of a dividends in April 2019, December 2020 and January 2021).  Such options expire at various times through December 2027. As of December 31, 2021 there were no outstanding RSUs under this plan.

In February 2019, the 2008 Plan was amended to include a dividend adjustment, whereby unless otherwise is resolved by the Board of Directors, the exercise price of each outstanding share option (whether vested or not) (as such term is defined in the 2008 Plan), shall be reduced by an amount equal to the cash dividend per share distributed on the applicable distribution date. For example, following the dividend distribution in April 2019, the exercise price of each outstanding share option was reduced by $0.45 and following the dividend distributions in December 2020 and January 2021, the exercise price of each outstanding share option was reduced by $0.36 and $0.63, respectively. In addition, the amendment stipulates that the administrating committee may apply a “net exercise” payment method, whereby a certain number of ordinary shares to which a participant is entitled, may be withheld according to the formula set forth in the amendment.

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

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares, as of May 9, 2022, by each person who we believe beneficially owns 5% or more of our outstanding ordinary shares and all of our directors and executive officers as a group.

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. The percentage ownership of each such person is based on the number of ordinary Shares outstanding as of May 9, 2022 and includes the number of ordinary shares underlying options and RSUs that are exercisable within sixty (60) days from the date of May 9, 2022 ordinary shares subject to these options and RSUs are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options and RSUs, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person. The information in the table below is based on 56,593,250 ordinary shares outstanding as of May 9, 2022. Each of our outstanding ordinary shares has identical rights in all respects. The information in the table below with respect to the beneficial ownership of shareholders is based on the public filings of such shareholders with the SEC through May 9, 2022 and information provided to us by such shareholders.

Name	Number of Shares	Percent
FIMI Funds (1).	5,562,994	9.8%
Phoenix Holdings Ltd. (2)	5,269,703	9.3%
Meitav Dash Investments Ltd.(3)	3,755,003	6.6%
All directors and executive officers as a group (13 persons) (4)	315,998	0.6%

__________________________________________________

(1)
Based on a Schedule 13D/A filed on March 7, 2022 with the SEC and information provided to us by such shareholder, FIMI Opportunity IV, L.P., FIMI Israel Opportunity IV, Limited Partnership (the “FIMI IV Funds”), FIMI Opportunity V, L.P., FIMI Israel Opportunity Five, Limited Partnership (the “FIMI V Funds” and together with the FIMI IV Funds, the “FIMI Funds”), FIMI IV 2007 Ltd., FIMI FIVE 2012 Ltd., Shira and Ishay Davidi Management Ltd. and Mr. Ishay Davidi share voting and dispositive power with respect to the 5,562,994 Gilat Shares held by the FIMI Funds. FIMI IV 2007 Ltd. is the managing general partner of the FIMI IV Funds. FIMI FIVE 2012 Ltd. is the managing general partner of the FIMI V Funds. Shira and Ishay Davidi Management Ltd. controls FIMI IV 2007 Ltd. and FIMI FIVE 2012 Ltd. Mr. Ishay Davidi controls Shira and Ishay Davidi Management Ltd. and is the Chief Executive Officer of all the entities listed above. Based on the Schedule 13D/A, the FIMI Funds granted Phoenix Amitim Israel Shares Partnership and Phoenix Insurance Company Ltd. an option through December 31, 2022 to acquire up to 5,562,994 ordinary shares at a price of $8.50 per share, subject to adjustments, as described therein.  The principal business address of each of the above entities and of Mr. Davidi is c/o FIMI IV 2007 Ltd., Alon Building 2, 94 Yigal Alon St., Tel-Aviv 6789139, Israel.

(2)
Based on Schedule 13G filed on March 14, 2022 with the SEC by Phoenix Holdings Ltd. and information provided to us by Phoenix Holdings Ltd., as of March 9, 2022. The ordinary shares reported are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of Benelus Lux S.a.r.l and/or Phoenix Holdings Ltd. and/or Excellence Investments Ltd. The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. CP III Cayman GP Ltd., Matthew Botein and Lewis (Lee) Sachs are the controlling shareholders of Benelus Lux S.a.r.l. The principal office of Phoenix Holdings Ltd. is 53 Derech Hashalom Drive, Ramat Gan 5345433.

(3)
Based on Schedule 13G filed on February 16, 2022 with the SEC by Meitav Dash Investments Ltd. (“Meitav Dash”) and information provided to us by Meitav Dash as of March 31, 2022. The ordinary shares reported are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of Meitav Dash (the "Subsidiaries").   Some of the securities reported in the filing are held by third-party client accounts managed by a subsidiary of Meitav Dash as portfolio managers, which subsidiary operates under independent management and makes independent investment decisions and has no voting power in the securities held in such client accounts.  The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or members of pension or provident funds, unit holders of mutual funds, and portfolio management clients.  Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions. The principal office of Meitav Dash. is 30 Derekh Sheshet Ha-Yamim, Bene-Beraq, Israel.

(4)	As of May 9, 2022, all directors and executive officers as a group (13 persons) held 315,998 options that are vested or that vest within 60 days of May 9, 2022.

Significant Changes in the Ownership of Major Shareholders

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

As of May 9, 2022, our major shareholders were FIMI Funds, beneficially owning 5,562,994 ordinary shares (approximately 9.8% ownership), Phoenix Holdings Ltd. beneficially owning 5,269,703 ordinary shares (approximately 9.3% ownership), and Meitav Dash Investments Ltd. beneficially owning 3,755,003 ordinary shares (approximately 6.6% ownership).

Major Shareholders Voting Rights

The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares, except to the extent that they hold more than 14% and as such, they will have a right to appoint a director, subject to certain conditions set forth in our Articles of Association.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of May 9, 2022, there were 70 holders of record of our ordinary shares, of which 50 record holders holding approximately 89.3% of our ordinary shares had registered addresses in the U.S. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees, including CEDE & Co., the nominee for the Depositary Company (the central depositary for the U.S. brokerage community), which held approximately 89.3% of our outstanding ordinary shares as of said date.

B.	Related Party Transactions

Since 2014, our Board of Directors has approved our entering into several agreements for the purchase of infrastructure, construction and services from C. Mer Industries Ltd., or C. Mer. FIMI Funds, our largest shareholder, holds approximately 36.6% of C. Mer’s share capital and our director, Ishay Davidi, is also a member of the board of directors of C. Mer, a publicly traded company (TASE). These transactions were approved by our Audit Committee and Board of Directors in accordance with the requirements of the Israeli Companies Law. In the year ended on December 31, 2021, our total expenses related to these transactions amounted to $1.04 million.

In addition, in December 2015 we entered into a memorandum of understanding with Orbit Communication Systems, or Orbit, a publicly traded company (TASE), for development and manufacturing of antenna and related services. In August 2017, FIMI Funds acquired approximately 33.4% of Orbit’s share capital, and currently holds approximately 31% of Orbit’s share capital Representatives of FIMI serve on Orbit’s board of directors. This transaction was ratified by our Audit Committee and Board of Directors in accordance with the requirements of the Israeli Companies Law. Our total purchases received from Orbit in the period starting in the three years ending on December 31, 2021 amounted to $0.9 million.  In addition, Euclid Ltd., a supplier of our Company, was fully acquired by Orbit in January 2022. We purchase from Euclid antennas and related services. The transaction was approved by our Audit Committee and Board of Directors in accordance with the requirements of the Israeli Companies Law. Our total purchases received from Euclid in the year ended December 31, 2021 amounted to $0.2 million.

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

In 2003, the Brazilian tax authority filed a claim against our inactive subsidiary in Brazil, SPC International Ltda, for the payment of taxes allegedly due from the subsidiary. After numerous hearings and appeals at various appellate levels in Brazil, the Supreme Court ruled against the subsidiary in final non-appealable decisions published in June 2017. As of December 31, 2021, the total amount of this claim, including interest, penalties and legal fees is approximately $6.4 million, of which approximately $0.7 million is the principal. The Brazilian tax authorities initiated foreclosure proceedings against the subsidiary and certain of its former managers. The foreclosure proceedings against the former manager were cancelled by court in a final and not appealable decision issued in July 2017. While foreclosure and other collection proceedings are pending against the subsidiary, based on Brazilian external counsel’s opinion, we believe that the subsidiary has solid arguments to sustain its position that further collection proceedings and inclusion of any additional co-obligors in the tax foreclosure certificate are barred due to statute of limitation and that the foreclosure procedures cannot legally be redirected to other group entities and managers who were not initially cited in the foreclosure proceeding due to the passage of the statute of limitation. Accordingly, we believe that the chances that such redirection will lead to a loss recognition are remote.

In 2014, our Peruvian subsidiary, Gilat To Home Peru, or GTH Peru, initiated arbitration proceedings in Lima against the Ministry of Transport and Communications of Peru, or MTC, and PRONATEL. The arbitration was related to the PRONATEL projects awarded to us in 2000-2001. Under these projects, GTH Peru provided fixed public telephony services in rural areas of Peru. Our subsidiary’s main claim was related to damages caused by the promotion of mobile telephony in such areas by the Peruvian government in the years 2011-2015. In June 2018, the arbitration tribunal issued an arbitration award ordering MTC and PRONATEL to pay our subsidiary approximately $14 million. MTC applied to the Superior Court in Lima to declare such award null and void. In July 2019, the Superior Court rejected the annulment action. MTC filed a protective constitutional action against such ruling. In September 2019, the 11th Constitutional Court in Lima rejected MTC’s action declaring it inadmissible. MTC appealed the resolution, which appeal was rejected by court (formal notification of which was not yet served to the parties). In parallel, in July 2019, we initiated proceedings at the 17th Civil Chamber specialized in Commercial Matters of the Superior Court of Justice of Lima for enforcement of the arbitration award. Based on the advice of counsel, such proceedings are expected to continue for five years or more. MTC’s objection to the enforcement proceedings was denied. In October 2019, our subsidiary initiated additional arbitration proceedings against MTC and PRONATEL based on similar grounds for the years 2015-2019.  Evidentiary hearings took place in August and October 2021. The final hearing took place in March 2022 and the case is currently pending the tribunal’s ruling.

In 2018, GNP, our subsidiary in Peru, won a government bid for two additional regional projects in the Amazonas and Ica regions in Peru for PRONATEL with a contractual value of approximately $154 million. GMC Engineering Solutions and SATEL Comunicaciones y Datos, two of the three entities comprising the losing bidder consortium, applied to the superior court in Lima to cancel the bid and obtained a preliminary injunction against the award. Although the lawsuit did not name our subsidiary as a defendant, our subsidiary was served as an interested third party in the process and filed its objection and defenses. Currently, following PRONATEL’s request, our subsidiary continues performing these projects. Based on the advice of counsel, we believe that the chances of success of the proceedings seeking to cancel the bid are remote.

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

Dividend Policy

On April 2019, we distributed for the first time a cash dividend of $0.45 per share (approximately $24.9 million in the aggregate). Following receipt of the settlement amount from Comtech, in December 2020 we distributed a cash dividend of $0.36 per share (approximately $20 million in total), and in January 2021 (following receipt of court approval) we distributed an additional cash dividend of $0.63 per share (approximately $35 million).We have not adopted a general policy regarding the distribution of dividends and make no statements as to the distribution of dividends in the foreseeable future. The terms of some of our financing arrangements restrict us from paying dividends to our shareholders and require prior approval of certain banks which provide us with credit facilities and guarantees. Israeli law limits the distribution of cash dividends to the greater of retained earnings or earnings generated over the two most recent years, in either case provided that we reasonably believe that the dividend will not render us unable to meet our current or foreseeable obligations when due. Notwithstanding the foregoing, dividends may be paid with the approval of a court (such as in the case of the January 2021 dividend), provided that there is no reasonable concern that such dividend distribution will prevent the company from satisfying its current and foreseeable obligations, as they become due. Our Articles of Association provide that no dividends shall be paid otherwise than out of our profits and that any such dividend shall carry no interest. For information regarding taxation of dividend, see ITEM 10.E – “Additional Information - Taxation - Israeli Tax Consequences of Holding Our Stock - Dividends”.

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

In March and December 2015, the Peruvian government awarded us the PRONATEL Regional Projects for the construction of networks, operation of the networks for a defined period and their transfer to the government, which are expected to generate aggregate revenues of $395 million to be recognized over approximately 14-16 years. In accordance with the bid conditions, we established a subsidiary in Peru, GNP, to enter into written agreements with the Peruvian government for each of the four regional projects that were awarded. In 2018, we were awarded two additional PRONATEL Regional Projects with contractual value of approximately $154 million. Revenues from these projects are expected to be generated over approximately 15 years for the construction of networks, operation of the networks for a defined period and transfer of the transport networks to the government. See Item 4.B. – “Information on the Company – Business Overview”.

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

The aggregate amount of the bank guarantees outstanding to secure our various performance obligations, issued on our behalf by HSBC, FIBI and Scotia Bank del Peru as of December 31, 2021, was approximately $91.1 million, including an aggregate of approximately $86.9 million on behalf of our subsidiaries in Peru. We have provided HSBC and FIBI with various pledges as collateral for HSBC and FIBI guarantees.

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

Individual shareholders dealing with securities in Israel are taxed at their marginal tax rates applicable to business income (and up to 47% in 2019, 2020 and 2021).

In addition, effective as of January 1, 2017, shareholders that are individuals who have taxable income that exceeds the following amounts in a tax year, will be subject to an additional tax, referred to as High Income Tax, at the rate of 3% on their taxable income for such tax year which is in excess of such amount. The amounts are NIS 649,560 in 2019, NIS 651,600 in 2020 and NIS 647,640 in 2021. For this purpose, taxable income will include taxable capital gains from the sale of our shares and taxable income from dividend distributions.

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

For purposes of this summary, as used herein, the term “U.S. Holder” means a person that is eligible for the benefits of the Treaty and is a beneficial owner of an ordinary share who is, for U.S. federal income tax purposes:

•	an individual who is a citizen or a resident (for U.S. federal income tax purposes) of the United States;

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

Passive Foreign Investment Companies

We believe that we were not a PFIC for U.S. federal income tax purposes for the taxable year of 2021. However, since PFIC status depends upon the composition of our income and assets and the market value of our assets from time to time, there can be no assurance that our analysis prevails or that we will not be considered a PFIC for any future taxable year. If we were a PFIC for any taxable year during which a U.S. Holder owned ordinary shares, certain adverse consequences could apply to the U.S. Holder. Specifically, unless a U.S. Holder makes one of the elections mentioned below, gain recognized by the U.S. Holder on a sale or other disposition of ordinary shares would be allocated ratably over the U.S. Holder’s holding period for the ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability. Further, any distribution in excess of 125% of the average of the annual distributions received by the U.S. Holder on our ordinary shares during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation as described immediately above. In addition, if we were a PFIC for a taxable year in which we pay a dividend or the immediately preceding taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply. If we were a PFIC for any taxable year in which a U.S. Holder owned our shares, the U.S. Holder would generally be required to file annual returns with the IRS on IRS Form 8621.

If we are treated as a PFIC with respect to a U.S. Holder for any taxable year, such U.S. Holder will be deemed to own shares in any entities in which we own equity that are also PFICs (“lower tier PFICs”), and may be subject to the tax consequences described above with respect to the shares of such lower tier PFIC the U.S. Holder would be deemed to own.

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

If a U.S. Holder makes an effective mark-to-market election, in each year that we are a PFIC, the U.S. Holder will include in ordinary income the excess of the fair market value of its ordinary shares at the end of the year over the adjusted tax basis in the ordinary shares. U.S. Holder will be entitled to deduct as an ordinary loss in each such year the excess of its adjusted tax basis in the ordinary shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If a U.S. Holder makes an effective mark-to-market election, in each year that we are a PFIC, any gain that it recognizes upon the sale or other disposition of its ordinary shares will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount of previously included income as a result of the mark-to-market election.

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

Accordingly, monetary accounts maintained in currencies other than the U.S. dollar are remeasured into U.S. dollars in accordance with ASC 830, “Foreign Currency Matters” (“ASC 830”). All transaction gains and losses of the remeasurement of monetary consolidated balance sheets items are reflected in the consolidated statements of income (loss) as financial income or expenses, as appropriate.

The financial statements of some of our foreign subsidiaries, whose functional currency has been determined to be their local currency, have been translated into U.S. dollars. Assets and liabilities have been translated using the exchange rates in effect at the consolidated balance sheets date. Consolidated statements of income (loss) amounts have been translated using specific rates. The resulting translation adjustments are reported as a component of shareholders' equity in accumulated other comprehensive income.

While a significant portion of our revenues and expenses are generated in U.S. dollars, a portion of our expenses are denominated in NIS, and to a lesser extent, other non-U.S. dollar currencies which lead us to be exposed to financial market risk associated with changes in foreign currency exchange rates. In order to reduce the impact of foreign currency rate volatility of future cash flows caused by changes in foreign exchange rates, in some cases we use currency hedging contracts. If our currency hedging contracts meet the definition of a cash flow hedge as defined by ASC 815, "Derivatives and Hedging", Gains and losses on the derivatives instruments that are designated and qualify as a cash flow hedge are recorded in accumulated other comprehensive income (loss) and reclassified into earnings in the same period in which the designated forecasted transaction or hedged item materialized. Our hedging reduces, but does not eliminate, the impact of foreign currency rate movements, and due to such movements, the results of our operations may be adversely affected.

The following sensitivity analysis illustrates the impact on our non-dollar net monetary assets assuming an instantaneous 10% change in foreign currency exchange rates from year-end levels, with all other variables held constant. At December 31, 2021, a 10% strengthening of the U.S. dollar versus other currencies would have resulted in a decrease of approximately $2.4 million in our net monetary assets, while a 10% weakening of the dollar versus all other currencies would have resulted in an increase of approximately $2.9 million in our net monetary assets.

During the year ended December 31, 2021, we recognized a net income of $0.05 million related to the effective portion of our hedging instruments. The effective portion of the hedged instruments was included as an offset or addition to payroll expenses in the statement of operations.

During the year ended December 31, 2021 the ineffective portion of the hedged portion was immaterial.  During the year ended December 31, 2020 the ineffective portion of the hedged instrument was $0.2 million and was recorded as financial expenses, net.

As of December 31, 2021, we had no outstanding hedging contracts that did not meet the requirement for hedge accounting.

ITEM 12:	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.
PART II

ITEM 13:	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14:	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15:	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended) as of December 31, 2021, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the rules of the Securities and Exchange Commission.

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

Our management assessed the effectiveness of our internal control over financial reporting, as of December 31, 2021. Based on this evaluation, our management concluded that our internal control over financial reporting was not effective as of December 31, 2021, due to material weaknesses identified in our internal controls over financial reporting as described below.

In the course of preparing our consolidated financial statements in for the year ended December 31, 2021, we identified material weaknesses which have not been remedied in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (COSO) in Internal Control-Integrated Framework.

The material weaknesses that were identified are in the design and implementation of our internal controls over the revenue recognition process of our subsidiary in Peru relating to its complex projects, as follows:

1.          inappropriate control over the accounting implementation due to inaccurate interpretation of ASC 606, "Revenues from contracts with customers" which was adopted in 2018; and

2.          inappropriate control over the level of documented evidence when performing management review control over management estimates of costs.

While we endeavored to design controls to ensure proper implementation of ASC 606 when it became effective, the controls have not operated effectively. That resulted in errors in the revenue recognition of our Peruvian subsidiary, primarily related to the adoption of ASC 606, and a restatement of our previously issued consolidated financial statements, as more fully described in Note 2 and Note 17 to our audited consolidated financial statements included in Part III, Item 18 to this Annual Report on Form 20-F. In our financial statements for the year ended December 31, 2021, we have corrected the errors.

To remediate our identified material weaknesses, we are now in the process of development of a remediation plan to remediate the material weaknesses in 2022. The development of our remediation plan is ongoing and is expected to include the following measures to improve our internal control over financial reporting: (i) maintaining, at the group level, a revenue recognition policy, for large-scale projects in Peru, addressing accounting requirements for revenue recognition in compliance with ASC 606; (ii) monitoring revenue recognition on a regular basis in order to ensure that accounting treatment of all new material contracts in Peru will meet the revenue policy requirements; (iii) in case of a very complex material contract, we will consult with accounting experts to determine the appropriate accounting treatment and to ensure compliance with ASC 606; (iv) conduct revenue recognition training for the Peruvian and the relevant headquarters teams at least annually; (v) review of the revenue recognition policy by the Company’s senior financial management on an annual basis to ensure that the policy is updated from time to time as necessary to properly reflect newly adopted accounting requirements;  (vi) review by the Company’s senior finance management of new material projects and relevant accounting issues on an ad-hoc basis; (vii) review by management of the Peruvian subsidiary, at least twice a year, of the main accounting estimates and assumptions and ensure they are sufficiently supported by appropriate documentation and evidence; and (viii) when required, engage experts to assist with the determination of such estimates and assumptions.

Implementation of these measures may not fully remediate the material weaknesses in a timely manner, and there is no assurance that we will not have material weaknesses or significant deficiencies in the future. If we are unable to remediate these material weaknesses, or if we experience additional material weaknesses or other deficiencies in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately and timely report our financial results, which could cause shareholders to lose confidence in our financial and other public reporting, and adversely affect our share price. See Item 3.D: “Key Information—Risk factors—Risks Related to Our Business”.

Notwithstanding these material weaknesses, management concluded that the consolidated financial statements included in this annual report on Form 20-F present fairly, in all material respects, our financial position, results of operations and cash flows as of and for the periods presented in accordance with U.S. generally accepted accounting principles.

The effectiveness of management’s internal control over financial reporting as of December 31, 2021 has been audited by our company’s independent registered public accountants, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, and is described in its report on page F-2 of this Form 20-F.

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

	Year Ended December 31,
	2021		2020
Services Rendered	Fees (in thousands)	Percentages	Fees (in thousands)	Percentages
Audit fees (1)	$570	77.6%	$541	50.23%
Tax fees (2)	$99	13.5%	$153	14.21%
Other (3)	$65	8.9%	$383	35.56%
Total	$734	100%	$1,077	100%

(1)
Audit fees include fees associated with the annual audit, services provided in connection with audit of our internal control over financial reporting and audit services provided in connection with other statutory or regulatory filings.

(2)	Tax fees are fees for professional services rendered by our auditors for tax compliance, tax planning and tax advice on actual or contemplated transactions.

(3)	Other fees are fees for professional services other than audit or tax related fees, rendered in connection with our business activities; such fees in 2020 include mainly merger related services.

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

ITEM 16D:	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E:	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In the year ended December 31, 2021, neither we nor any affiliated purchaser purchased any of our securities.

ITEM 16F:	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G:	CORPORATE GOVERNANCE

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

ITEM 16H:	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I:	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17:	FINANCIAL STATEMENTS

Not applicable.

ITEM 18:	FINANCIAL STATEMENTS

The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

ITEM 19:	EXHIBITS

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

4.1
Summary in English of the material provisions of the agreement between Gilat Satellite Networks Ltd. and First International Bank of Israel Ltd. Dated December 30, 2021 and of existing pledges created in favor of the First International Bank of Israel Ltd.

4.2
Gilat Satellite Networks Ltd. 2008 Share Incentive Plan (including the Israeli Sub-plan to the Gilat Satellite Networks Ltd. 2008 Share Incentive Plan), previously filed on April 8, 2009 as Exhibit 4.4 to our Registration Statement on Form S-8 (File No. 333-158476), and incorporated herein by reference.

4.3
Amendment to Gilat Satellite Networks Ltd. 2008 Share Incentive Plan (including the Israeli Sub-plan to the Gilat Satellite Networks Ltd. 2008 Share Incentive Plan), previously filed on June 11, 2015 as Exhibit 4.4 to our Registration Statement on Form S-8 (File No. 333-204867), and incorporated herein by reference.

4.4
Amendment No. 2 to Gilat Satellite Networks Ltd. 2008 Share Incentive Plan (including the Israeli Sub-plan to the Gilat Satellite Networks Ltd. 2008 Share Incentive Plan), previously filed on April 19, 2016 as Exhibit 4.4 to our Registration Statement on Form S-8 (File No. 333-210820), and incorporated herein by reference.

4.5
Amendment No. 3 to Gilat Satellite Networks Ltd. 2008 Share Incentive Plan (including the Israeli Sub-plan to the Gilat Satellite Networks Ltd. 2008 Share Incentive Plan) dated February 13, 2017. Previously filed as Exhibit 4.7 to our Annual Report on Form 20-F for the fiscal year ending December 31, 2016, which Exhibit is incorporated herein by reference.

4.6
Amendment No. 4 to Gilat Satellite Networks Ltd. 2008 Share Incentive Plan (including the Israeli Sub-plan to the Gilat Satellite Networks Ltd. 2008 Share Incentive Plan) dated March 27, 2017. Previously filed as Exhibit 4.8 to our Annual Report on Form 20-F for the fiscal year ending December 31, 2016, which Exhibit is incorporated herein by reference.

4.7
Amendment No. 5 to Gilat Satellite Networks Ltd. 2008 Share Incentive Plan (including the Israeli Sub-plan to the Gilat Satellite Networks Ltd. 2008 Share Incentive Plan), previously filed on November 14, 2017 as Exhibit 4.8 to our Registration Statement on Form S-8 (File No. 333-221546), and incorporated herein by reference.

4.8
Amendment No. 6 to Gilat Satellite Networks Ltd. 2008 Share Incentive Plan (including the Israeli Sub-plan to the Gilat Satellite Networks Ltd. 2008 Share Incentive Plan) as adopted on February 12, 2018 previously filed as Exhibit 4.10 to our Annual Report on Form 20-F for the fiscal year ending December 31, 2017, which Exhibit is incorporated herein by reference.

4.9
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

4.10
Amendment No. 10 to Gilat Satellite Networks Ltd. 2008 Share Incentive Plan (including the Israeli Sub-plan to the Gilat Satellite Networks Ltd. 2008 Share Incentive Plan), previously filed on May 14, 2019 as Exhibit 4.11 to our Registration Statement on Form S-8 (File No. 333-231442), and incorporated herein by reference.

4.11
Amendment No. 11 to Gilat Satellite Networks Ltd. 2008 Share Incentive Plan (including the Israeli Sub-plan to the Gilat Satellite Networks Ltd. 2008 Share Incentive Plan), previously filed on January 23, 2020 as Exhibit 4.12 to our Registration Statement on Form S-8 (File No. 333-236028), and incorporated herein by reference.

4.12
Amendment No. 12 to Gilat Satellite Networks Ltd. 2008 Share Incentive Plan (including the Israeli Sub-plan to the Gilat Satellite Networks Ltd. 2008 Share Incentive Plan), previously filed as Exhibit 4.14 to our Annual Report on Form 20-F for the fiscal year ending December 31, 2020, which Exhibit is incorporated herein by reference.

4.13
Amendment No. 13 to Gilat Satellite Networks Ltd. 2008 Share Incentive Plan (including the Israeli Sub-plan to the Gilat Satellite Networks Ltd. 2008 Share Incentive Plan), previously filed as Exhibit 4.15 to our Annual Report on Form 20-F for the fiscal year ending December 31, 2020, which Exhibit is incorporated herein by reference.

4.14
Amendment No. 14 to Gilat Satellite Networks Ltd. 2008 Share Incentive Plan (including the Israeli Sub-plan to the Gilat Satellite Networks Ltd. 2008 Share Incentive Plan), previously filed on May 4, 2021, January 23, 2020 as Exhibit 4.15 to our Registration Statement on Form S-8 (File No. 333-255740), and incorporated herein by reference.

4.15
Amendment No. 15 to Gilat Satellite Networks Ltd. 2008 Share Incentive Plan (including the Israeli Sub-plan to the Gilat Satellite Networks Ltd. 2008 Share Incentive Plan), previously filed on May 4, 2021, January 23, 2020 as Exhibit 4.16 to our Registration Statement on Form S-8 (File No. 333-255740), and incorporated herein by reference.

4.16	Amendment No. 16 to Gilat Satellite Networks Ltd. 2008 Share Incentive Plan (including the Israeli Sub-plan to the Gilat Satellite Networks Ltd. 2008 Share Incentive Plan).
4.17	Amendment No. 17 to Gilat Satellite Networks Ltd. 2008 Share Incentive Plan (including the Israeli Sub-plan to the Gilat Satellite Networks Ltd. 2008 Share Incentive Plan).
4.18	Amendment No. 18 to Gilat Satellite Networks Ltd. 2008 Share Incentive Plan (including the Israeli Sub-plan to the Gilat Satellite Networks Ltd. 2008 Share Incentive Plan).
4.19	Executive Compensation Plan, as amended December 28, 2020, previously filed on November 23, 2020 with our Proxy Statement on Form 6-K (File No. 000-21218), and incorporated herein by reference.
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

4.22
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

4.23
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

4.24
English translation of the Financing Agreement between the PRONATEL and Gilat Networks Peru S.A. dated June 2018, for the Installation of Broadband for Comprehensive Connectivity and Social Development of the Amazonas Region. Previously filed as Exhibit 4.17 to our Annual Report on Form 20-F for the fiscal year ending December 31, 2018, which Exhibit is incorporated herein by reference.

4.25
English translation of the Financing Agreement between the PRONATEL and Gilat Networks Peru S.A. dated June 2018, for the Installation of Broadband for Comprehensive Connectivity and Social Development of the Ica Region. Previously filed as Exhibit 4.18 to our Annual Report on Form 20-F for the fiscal year ending December 31, 2018, which Exhibit is incorporated herein by reference.

4.26
Summary in English of the material provisions of the agreement between Gilat Satellite Networks Ltd. and HSBC, dated December 18, 2016. Previously filed as Exhibit 4.17 to our Annual Report on Form 20-F for the fiscal year ending December 31, 2016, which Exhibit is incorporated herein by reference.

4.27
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

Date: May 16, 2022

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

IN U.S. DOLLARS

INDEX

Page
Reports of Independent Registered Public Accounting Firm	F-2 - F-6

(PCAOB ID No. 1281)

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of

GILAT SATELLITE NETWORKS LTD.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Gilat Satellite Networks Ltd. and its subsidiaries (the Company) as of December 31, 2021 and 2020, the related consolidated statements of income (loss), comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated May 16, 2022 expressed an adverse opinion thereon.

Restatement of 2020 and 2019 Financial Statements

As discussed in Notes 2 and 17 to the consolidated financial statements, the 2020 and 2019 financial statements have been restated to correct a misstatement.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue Recognition
Description of the Matter

As described in Note 2 to the consolidated financial statements, the Company generates revenue from long-term contracts with its customers, mainly governmental projects, for which the related performance obligations are primarily satisfied over time. The Company recognizes revenue on such contracts using the percentage-of-completion method of accounting, based primarily on cost-to-cost measure of progress ("input method"). Under this method, the Company measures progress towards completion based on the ratio of costs incurred to date to the estimated total costs to complete their performance obligation (referred to as the estimate-at-completion, or “EAC”).

The determination of contract EACs requires management to make significant estimates and assumptions to calculate recorded contract revenue, costs, and profit. At the outset of a long-term contract, the Company identifies risks related to the achievement of the technical, schedule and cost aspects of the contract. Significant changes in EAC estimates could have a material effect on the Company’s estimated revenue and gross profit recorded during the period under audit.

Auditing the Company’s estimates of total contract revenue and costs used to recognize revenue based on the percentage-of-completion method of accounting was complex due to the significant auditor judgment involved in evaluating management's significant estimates and assumptions over project technical, schedule and cost aspects, at contract inception and throughout the contract's life cycle.

As discussed in Management’s Report on Internal Control Over Financial Reporting, the Company also identified material weaknesses related to the implementation of accounting standard ASC 606 “Revenue from Contracts with Customers” and estimation of costs, which resulted in additional judgment in determining the nature and extent of procedures to be performed over revenue.

How We Addressed the Matter in Our Audit

As a result of the material weaknesses identified by management, we altered the nature and extent of our substantive audit procedures in this area by performing incremental procedures.

To evaluate the Company’s contract estimates related to revenue recognized and test the Company's EAC analyses, our substantive audit procedures included, among others, inspecting contracts and the related contractual terms, evaluating the appropriateness of management’s estimation process from the inception of a contract, and evaluating the Company's historical ability to accurately estimate expected costs by comparing management's estimates of labor hours, subcontractor costs and materials required to complete the contract to actual results. We also compared recorded costs incurred to supporting information and agreed key contract terms to contract documentation. In addition, we evaluated whether the variances in costs incurred from projected costs were properly reflected in the EAC analysis. In addition, we assessed the appropriateness of the related disclosures in the consolidated financial statements.

Valuation of deferred tax asset
Description of the Matter

As described in Note 12 to the consolidated financial statements, the Company’s consolidated net deferred tax assets of $17,551 thousands, primarily related to the deferred tax assets established for carry forward operating losses. Management records valuation allowances to reduce the carrying value of deferred tax assets to amounts that are more likely than not to be realized. Management assesses existing deferred tax assets, net operating losses and tax credits by jurisdiction and expectations of the Company’s ability to utilize these tax attributes through a review of past, current and estimated future taxable income and establishment of tax planning strategies.

The principal considerations for our determination that performing procedures relating to the income tax valuation allowances on deferred tax assets is a critical audit matter are there was significant judgment by management when estimating future taxable income. Auditing management’s assessment of the realizability of its deferred tax assets involved complex auditor judgment because management’s estimate of future taxable income is highly judgmental and based on significant assumptions that may be affected by future market conditions and the Company’s performance.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of the controls over management’s plan for future realization of deferred tax assets. For example, we tested controls around the determination of key assumptions used in management’s projections of future taxable income.

To test the deferred income tax asset, our audit procedures included, among others: comparing the assumptions used by management to the Company´s approved budget; evaluating management assumptions to develop estimates of future taxable income and tested the completeness and accuracy of the underlying data. For example, we compared the estimates of future taxable income with the actual results of prior periods, as well as management's consideration of other future market conditions. Additionally, we utilized tax professionals to assist us in assessing the application of tax regulations in management’s computation; evaluating the application of the relevant accounting standard; retrospectively assessing past management estimations about net deferred tax asset recoverability; comparing the prospective financial information and underlying assumptions to industry and economic trends, changes in the entity’s business model, customer base and product mix. In addition, we assessed the adequacy of the related disclosures in the consolidated financial statements.

/s/ KOST FORER GABBAY & KASIERER

A Member of Ernst & Young Global

We have served as the Company’s auditor since 2000.

Tel-Aviv, Israel

May 16, 2022

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

GILAT SATELLITE NETWORKS LTD.

Opinion on Internal Control Over Financial Reporting

We have audited Gilat Satellite Networks Ltd. and its subsidiaries' internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, because of the effect of the material weaknesses described below on the achievement of the objectives of the control criteria, Gilat Satellite Networks Ltd. And subsidiaries (the Company) has not maintained effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses has been identified and included in management’s assessment. inappropriate control over the accounting implementation due to inaccurate interpretation of the adoption of Accounting Standard ASC 606, "Revenues from contracts with customers" in 2018 and inappropriate control over the level of documented evidence when performing management review control over management estimates of costs.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2021 and 2020, the related consolidated statements of income (loss), comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes. This material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the 2021 consolidated financial statements, and this report does not affect our report dated May 16, 2022, which expressed an unqualified opinion thereon.

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

May 16, 2022

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2021	2020
		As Restated (1)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$81,859	$88,754
Short-term deposits	2,159	-
Restricted cash	2,592	27,162
Trade receivables (net of allowance for credit losses of $1,104 and $1,933 as of December 31, 2021 and 2020, respectively)	39,161	27,976
Contract assets	26,008	47,079
Inventories	28,432	31,304
Other current assets	14,607	16,637
Held for sale asset	4,587	-

Total current assets	199,405	238,912

LONG-TERM ASSETS:
Restricted cash	12	42
Long-term contract assets	12,539	12,880
Severance pay funds	6,795	6,665
Deferred taxes	17,551	19,295
Operating lease right-of-use assets	4,478	4,879
Other long-term assets	10,456	7,797

Total long-term assets	51,831	51,558

PROPERTY AND EQUIPMENT, NET	72,391	77,172

INTANGIBLE ASSETS, NET	640	1,082

GOODWILL	43,468	43,468

Total assets	$367,735	$412,192

(1) The Company restated previously issued consolidated financial statements. See Note 2 and Note 17 for additional information.

The accompanying notes are an integral part of the consolidated financial statements.

May 16, 2022
Date of approval of the	Adi Sfadia	Gil Benyamini
financial statements	Chief Executive Officer	Chief Financial Officer

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2021	2020
		As Restated (1)
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturity of long-term loan	$-	$4,000
Trade payables	19,776	20,487
Accrued expenses	49,202	49,882
Advances from customers and deferred revenues	24,373	24,205
Operating lease liabilities	1,818	1,911
Dividend payable	-	35,003
Other current liabilities	13,339	13,322

Total current liabilities	108,508	148,810

LONG-TERM LIABILITIES:
Accrued severance pay	7,292	7,136
Long-term advances from customers	1,209	2,238
Operating lease liabilities	2,283	2,985
Other long-term liabilities	120	631

Total long-term liabilities	10,904	12,990

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 0.2 par value: Authorized: 90,000,000 shares as of December 31, 2021 and 2020; Issued and outstanding: 56,539,237 and 55,559,638 shares as of December 31, 2021 and 2020, respectively	2,706	2,647
Additional paid-in capital	929,871	928,626
Accumulated other comprehensive loss	(6,357)	(6,017)
Accumulated deficit	(677,897)	(674,864)

Total shareholders' equity	248,323	250,392

Total liabilities and shareholders' equity	$367,735	$412,192

(1) The Company restated previously issued consolidated financial statements. See Note 2 and Note 17 for additional information.

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2021	2020	2019
		As Restated (1)
Revenues:
Products	$139,972	$94,435	$179,685
Services	74,998	71,700	77,649

Total revenues	214,970	166,135	257,334

Cost of revenues:
Products	100,460	84,385	115,593
Services	43,243	40,370	45,544

Total cost of revenues	143,703	124,755	161,137

Gross profit	71,267	41,380	96,197

Operating expenses:
Research and development, net	31,336	26,303	30,184
Selling and marketing	21,512	16,871	21,488
General and administrative	15,587	14,063	18,515
Merger, acquisition and related litigation expenses (income), net	-	(53,633)	118
Impairment of held for sale asset	651	-	-

Total operating expenses	69,086	3,604	70,305

Operating income	2,181	37,776	25,892

Financial expenses, net	1,722	1,907	2,617

Income before taxes on income	459	35,869	23,275
Taxes on income (tax benefit)	3,492	793	(13,583)

Net income (loss)	$(3,033)	$35,076	$36,858

Total earnings (loss) per share:
Basic	$(0.05)	$0.63	$0.67
Diluted	$(0.05)	$0.63	$0.66

Weighted average number of shares used in computing earnings (loss) per share:
Basic	56,401,074	55,516,113	55,368,703
Diluted	56,401,074	55,583,474	56,030,976

(1) The Company restated previously issued consolidated financial statements. See Note 2 and Note 17 for additional information.

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands

	Year ended December 31,
	2021	2020	2019
		As Restated (1)

Net income (loss)	$(3,033)	$35,076	$36,858

Other comprehensive income (loss):
Foreign currency translation adjustments	(348)	(969)	14
Change in unrealized gain on hedging instruments, net	66	169	653
Less - reclassification adjustments for net gain realized on hedging instruments, net	(58)	(169)	(335)

Total other comprehensive income (loss)	(340)	(969)	332

Comprehensive income (loss)	$(3,373)	$34,107	$37,190

(1) The Company restated previously issued consolidated financial statements. See Note 2 and Note 17 for additional information.

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except number of ordinary shares data)

	Number of ordinary shares	Share capital	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated Deficit	Total shareholders' equity
					As Restated (1)

Balance as of December 31, 2018 (1)	55,176,107	2,625	924,856	(5,380)	(666,932)	255,169

Stock-based compensation of options	-	-	2,135	-	-	2,135
Exercise of stock options	317,151	18	357	-	-	375
Dividend distribution	-	-	-	-	(24,864)	(24,864)
Comprehensive income (1)	-	-	-	332	36,858	37,190

Balance as of December 31, 2019 (1)	55,493,258	2,643	927,348	(5,048)	(654,938)	270,005

Stock-based compensation of options	-	-	1,282	-	-	1,282
Exercise of stock options	66,380	4	(4)	-	-	-
Dividend distribution	-	-	-	-	(19,999)	(19,999)
Dividend payable	-	-	-	-	(35,003)	(35,003)
Comprehensive income (loss) (1)	-	-	-	(969)	35,076	34,107

Balance as of December 31, 2020 (1)	55,559,638	2,647	928,626	(6,017)	(674,864)	250,392

Stock-based compensation of options	-	-	1,304	-	-	1,304
Exercise of stock options	979,599	59	(59)	-	-	-
Comprehensive loss	-	-	-	(340)	(3,033)	(3,373)

Balance as of December 31, 2021	56,539,237	2,706	929,871	(6,357)	(677,897)	248,323

(1) The Company restated previously issued consolidated financial statements. See Note 2 and Note 17 for additional information.

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2021	2020	2019
		As Restated (1)
Cash flows from operating activities:

Net income (loss)	$(3,033)	$35,076	$36,858

Adjustments required to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	10,991	10,291	10,978
Capital loss from disposal of property and equipment and impairment of held for sale asset	651	181	461
Stock-based compensation of options	1,304	1,282	2,135
Accrued severance pay, net	26	242	361
Exchange rate differences on long-term loan	-	-	(12)
Deferred taxes, net	1,744	(867)	(14,883)
Decrease (increase) in trade receivables, net	(11,205)	19,332	(1,323)
Decrease (increase) in contract assets	21,412	(18,489)	32,228
Decrease (increase) in other assets and receivables	(247)	8,941	1,511
Decrease (increase) in inventories	2,449	(5,050)	(8,076)
Decrease in trade payables	(711)	(157)	(3,884)
Decrease in accrued expenses	(1,482)	(7,463)	(18,149)
Decrease in advances from customers and deferred revenues	(917)	(1,535)	(896)
Increase (decrease) in other liabilities	(2,079)	1,376	(2,527)

Net cash provided by operating activities	18,903	43,160	34,782

(1) The Company restated previously issued consolidated financial statements. See Note 2 and Note 17 for additional information.

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2021	2020	2019
Cash flows from investing activities:

Purchase of property and equipment	(8,933)	(4,716)	(7,982)
Investment in short-term deposits	(2,159)	-	-

Net cash used in investing activities	(11,092)	(4,716)	(7,982)

Cash flows from financing activities:

Proceeds from exercise of stock options	-	-	375
Repayment of long-term loans	(4,000)	(4,096)	(4,447)
Dividend payment	(35,003)	(19,999)	(24,864)

Net cash used in financing activities	(39,003)	(24,095)	(28,936)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(303)	(360)	(99)

Increase (decrease) in cash, cash equivalents and restricted cash	(31,495)	13,989	(2,235)
Cash, cash equivalents and restricted cash at the beginning of the year	115,958	101,969	104,204

Cash, cash equivalents and restricted cash at the end of the year (a)	$84,463	$115,958	$101,969

Supplementary disclosure of cash flows activities:

(A) Cash paid during the year for:

Interest	$98	$293	$509

Taxes on income	$1,191	$1,084	$1,580

(B) Non-cash transactions:

Purchases of property and equipment that were not paid for and reclassification from inventories to property and equipment	$2,426	$285	$1,449

Reclassification from property and equipment to inventories	$-	$155	$680

New operating lease assets obtained in exchange for operating lease liabilities	$913	$3,175	$1,469

Dividends declared	$-	$35,003	$-

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

(a)The following table provides a reconciliation of cash, cash equivalents and restricted cash to amounts reported within the consolidated balance sheets:

	December 31,
	2021	2020	2019

Cash and cash equivalents	$81,859	$88,754	$74,778
Restricted cash - Current	2,592	27,162	27,067
Restricted cash - Long-Term	12	42	124
Cash, cash equivalents and restricted cash	$84,463	$115,958	$101,969

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-GENERAL

a.Organization:

Gilat Satellite Networks Ltd. and its subsidiaries (the “Company”) is a global provider of satellite-based broadband communications. The Company designs and manufactures ground-based satellite communications equipment, and provides comprehensive solutions and end-to-end services, powered by its technology. The Company’s portfolio includes a cloud-based satellite network platform, Very Small Aperture Terminals ("VSATs"), amplifiers, high-speed modems, high-performance on-the-move antennas, high power Solid-State Power Amplifiers ("SSPAs"), Block Up Converters (“BUCs”) and Transceivers. The Company’s solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, In-Flight Connectivity ("IFC"), maritime, trains, defense and public safety. The Company also provides connectivity services, internet access and telephony, to enterprise, government and residential customers utilizing both its own networks, and other networks that it installs, mainly based on Build Operate Transfer (“BOT”) and Build Own Operate (“BOO”) contracts. In these projects, the Company builds telecommunication infrastructure typically using fiber-optic and wireless technologies for the broadband connectivity. The Company also provides managed network services over VSAT networks owned by others.

The Company was incorporated in Israel in 1987 and launched its first generation VSAT in 1989.

As of December 31, 2021, the Company operates in three operating segments consisting of Fixed Networks, Mobility Solutions and Terrestrial Infrastructure Projects.

Commencing in the first quarter of 2022, in order to reflect the Company’s new management’s approach in the management of the Company’s operations, organizational alignment, customers base and end markets, the Company operates in three new operating segments. For additional information, including major customers, geographic and segment information, see Note 15.

b.The Company depends on major suppliers to supply certain components and services for the production of its products or providing services. If these suppliers fail to deliver or delay the delivery of the necessary components or services, the Company will be required to seek alternative sources of supply. A change in suppliers could result in product redesign, manufacturing delays or services delays which could cause a possible loss of sales and additional incremental costs and, consequently, could adversely affect the Company's results of operations and financial position.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-GENERAL (Cont.)

c.The ongoing COVID-19 pandemic continues to have an adverse effect on the Company’s industry and the markets in which the Company operates. The COVID-19 outbreak has significantly impacted the travel and aviation markets in which the Company’s significant IFC customers operate and has resulted in a significant reduction of the Company’s business with some of these customers. The Company has also experienced postponed and delayed orders in certain other areas of its businesses. Further, the guidance of social distancing, lockdowns, quarantines and the requirements to work from home in various key territories such as Israel, Peru, California, Australia, Bulgaria, China and other countries, in addition to greatly reduced travel globally, has resulted in a substantial curtailment of business activities, which has affected and is likely to continue to affect the Company’s ability to conduct fieldwork as well as deliver products and services in the areas where restrictions are implemented by the local government. In addition, certain of the Company’s sales and support teams are unable to travel or meet with customers and the pandemic threat has caused operating, manufacturing, supply chain and project development delays and disruptions, labor shortages, travel and shipping disruptions and shutdowns (including as a result of government regulation and prevention measures). As a result, the Company experienced a significant reduction in business in 2020, and which, despite recovery in the Company's business in 2021, has not yet reached its 2019 level. In the twelve months ended December 31, 2021 the Company’s revenue was $214,970, compared to $166,135 in the comparable period of 2020 and to $257,334 in the comparable period of 2019. While the Company expects that the adverse effect of this public health threat will be eased by global vaccination and testing and reduced restrictions on travel, it is still likely to continue to adversely impact the Company by its negative impact on the Company’s ability to generate revenue due to reduced end-market demand from IFC customers, governments and enterprises and the Company’s ability to conduct fieldwork leading to order delays and cancellations. Given the current macro-economic environment and the uncertainties regarding the potential impact of COVID-19 and its different variants on the Company’s business, there can be no assurance that Company’s estimates and assumptions used in the measurement of various assets and liabilities in the consolidated financial statements will prove to be accurate predictions of the future. If the Company’s assumptions regarding forecasted cash flows are not achieved, it is possible that an impairment review may be triggered and certain assets in the consolidated financial statements may be impaired.

COVID-19 related government assistance

Under the provisions of the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) the Company was eligible for a refundable Employee Retention Credit subject to certain criteria. During the year ended December 31, 2021, the Company recognized on the Company’s Consolidated Statements of Income (loss), Employee Retention Credits in the amount of $2,966 which was recorded as a reduction of $1,679 to Cost of Revenues and $1,287 to Operating Expenses. As of December 31, 2021, the Company has $952 receivable balance from the United States government related to the CARES Act, which is presented within "Other current assets" on the Company's Consolidated Balance Sheets. In addition, the Company received additional COVID-19 related credits in different territories in which it operates which were not material to the Company’s consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-GENERAL (Cont.)

d.The Company has two major customers which accounted for 31% of revenues for the year ended December 31, 2021 (see Note 15(d)).

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"), followed on a consistent basis.

Restatement of Previously Issued Consolidated Financial Statements

In connection with the preparation of the Company’s consolidated financial statements, the Company identified misstatements related to revenues and cost of revenues in the accounting treatment of the Company's construction and operation of fiber and wireless networks in Peru for the years 2015 through 2020. The misstatements are primarily related to errors due to inaccurate interpretation during the implementation of accounting standard ASC 606 “Revenue from Contracts with Customers” (“ASC 606”) which became effective in 2018, as well as accounting for costs subject to deferral and allocation of considerations to performance obligations.

The Company evaluated the misstatements and determined that correcting the cumulative impact of the misstatements would be significant to the Company’s shareholders equity as of December 31, 2019, 2020 and 2021. However, the related impact was not material to the Company’s consolidated statements of income (loss) for the years ended December 31, 2019 and 2020, as presented in Note 17.

The Company restated its consolidated balance sheets as of December 31, 2020, consolidated statements of income (loss) and comprehensive income (loss), consolidated statement of changes in shareholders’ equity, and the consolidated statement of cash flows for the years ended December 31, 2019 and 2020, to reflect the above corrections.

The accumulated effect of the misstatements as of and for the years ended December 31, 2015 through 2018 were corrected through a decrease in the Company’s accumulated deficit opening balance as of January 1, 2019 in the consolidated statements of changes in shareholders’ equity in the amount of $16,097.

The effects of the misstatements on the Company’s net income for the years ended December 31, 2015, 2016, 2017 and 2018 were an increase of $486, $1,864, $1,277, and $4,722, respectively.

A summary of adjustments to certain previously reported financial information for comparative purposes is included in Note 17.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

a.Use of estimates:

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Main areas that require significant estimates and assumptions by the Company’s management include contract costs, revenues (including variable consideration, determination of contracts duration, establishing stand-alone selling price for performance obligations) and profits or losses, application of percentage-of-completion accounting, provisions for uncollectible receivables and customer claims, impairment of inventories, impairment and useful life of long-lived assets, goodwill impairment, valuation allowance in respect of deferred tax assets, uncertain tax positions, accruals for estimated liabilities, including litigation and insurance reserves, and stock-based compensation. Actual results could differ from those estimates.

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

The financial statements of certain foreign subsidiaries, whose functional currency has been determined to be their local currency, have been translated into dollars. Assets and liabilities have been translated using the exchange rates in effect at the consolidated balance sheets date. Consolidated statements of income (loss) amounts have been translated using specific rates. The resulting translation adjustments are reported as a component of shareholders' equity in accumulated other comprehensive income (loss).

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.Principles of consolidation:

The consolidated financial statements include the accounts of Gilat Satellite Networks Ltd. and its subsidiaries in which the Company has a controlling voting interest. Inter-company balances and transactions have been eliminated upon consolidation.

d.Cash and Cash equivalents:

Cash and Cash equivalents are cash in banks and short-term highly liquid investments that are not restricted as to withdrawals or use, with maturities of three months or less at the date acquired.

e.Short-term and long-term restricted cash:

Short-term restricted cash is either invested in bank deposits, which mature within one year, or in short-term highly liquid investments that are restricted to withdrawals or use. Such deposits are used as collateral for performance and advance payment guarantees to customers, surety bonds and the lease of some of the Company’s offices, and bear weighted average interest rates of 0.6% and 0.21% as of December 31, 2021 and 2020, respectively.

Long-term restricted cash is primarily invested in bank deposits, which mature after more than one year. It bears annual weighted average interest rates of 6% and 6.41% as of December 31, 2021 and 2020, respectively. Such deposits are used as collateral for performance guarantees to customers and the lease of some of the Company's offices.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.Inventories:

Inventories are stated at the lower of cost or net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Inventory write-offs are provided to cover risks arising from slow-moving items, excess inventories, discontinued products, new products introduction and for market prices lower than cost. Any write-off is recognized in the consolidated statements of income (loss) as cost of revenues. In addition, if required, the Company records a liability for firm non-cancelable and unconditional purchase commitments with contract manufacturers for quantities in excess of the Company's future demands forecast consistent with its valuation of excess and obsolete inventory.

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

Leasehold improvements are depreciated by the straight-line method over the term of the lease or the estimated useful life of the improvements, whichever is shorter.

Rental income generated from office spaces leased to others is included in general and administrative expenses.

Network equipment used to provide ongoing services is carried at cost less accumulated depreciation and depreciated using the straight-line method over the useful life of the assets of between 2 to 5 years.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.Intangible assets:

Intangible assets acquired in a business combination are recorded at fair value allocated to them at the date of acquisition, and subsequently stated at amortized cost. The assets are amortized over their estimated useful lives using the straight-line method over an estimated period during which benefits are expected to be received, in accordance with ASC 350, "Intangible - Goodwill and Other" ("ASC 350") as follows:

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

ASC 350 allows an entity to first assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. If the qualitative assessment does not result in a more likely than not indication of impairment, no further impairment testing is required. If the Company elects not to use this option, or if the Company determines that it is more likely than not that the fair value of a reporting unit is less than its carrying value, then the Company prepares a quantitative analysis to determine whether the carrying value of reporting unit exceeds its estimated fair value. If the carrying value of a reporting unit exceeds its estimated fair value, the Company recognizes an impairment of goodwill for the amount of this excess, in accordance with the guidance in FASB Accounting Standards Update ("ASU") No. 2017-04, Intangibles - Goodwill and Other (Topic 350), Simplifying the Test for Goodwill Impairment.

In the years ended December 31, 2021 and 2020, the Company preformed quantitative assessments following the outbreak of COVID-19 pandemic to continue to support its conclusion that no impairment of goodwill is required for any of its reporting units.

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

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.Revenue recognition:

The Company generates revenues mainly from the sale of products (including construction of networks), satellite-based communications networks services and from providing connectivity, internet access and telephony services. The Company sells its products and services to enterprises, government and residential customers under large-scale contracts that utilize both the Company's networks and other networks that the Company installs, mainly based on BOT and BOO contracts. These large-scale contracts sometimes involve the installation of thousands of VSATs or construction of massive fiber-optic and wireless networks. Sale of products includes mainly the sale of VSATs, hubs, SSPAs, low-profile antennas, on-the-move/on-the-pause terminals, and construction and installation of large-scale networks based on BOT and BOO contracts. Sale of services includes access to and communication via satellites ("space segment"), installation of equipment, telephone services, internet services, consulting, on-line network monitoring, network maintenance and repair services. The Company sells its products primarily through its direct sales force and indirectly through resellers or system integrators.

The Company recognizes revenue when (or as) it satisfies performance obligations by transferring promised products or services to its customers in an amount that reflects the consideration the Company expects to receive according to ASC 606.

If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on a relative standalone selling price (“SSP”) basis. The Company establishes SSP based on management judgment, stand alone renewal price, considering internal factors such as margin objectives, pricing practices and historical sales.

If the consideration in a contract includes a variable amount, the company estimates the amount of consideration to which it will be entitled in exchange for transferring the goods or services to the customer. The variable consideration is estimated at contract inception and constrained until it is probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved.

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

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenues from long-term contracts under which the Company provides significant construction to the customer's specifications and networks operation and maintenance (mostly governmental projects) or long-term contracts relating to the design, development or manufacture of complex equipment or technology platforms to a buyer’s specification (or to provide services related to the performance of such contracts) are generally recognized over time because of continuous transfer of control to the customer. This continuous transfer of control to the customer is based on the fact that the Company’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced, or alternatively, in some contracts, based on the fact that the Company has right to payment for performance completed to date. The Company generally uses the cost-to-cost measure of progress for its contracts because it best depicts the transfer of control to the customer, which occurs as it incurs costs on the contracts.

At the inception of a contract, the Company evaluates the products and services promised in order to determine if the contract should be separated into more than one performance obligation. The products and services provided as part of the construction are not distinct from one another due to a customer defined interrelated operational performance requirement, a highly complex interrelated and integrated output and significant contract management requirements. The promises to provide operation and maintenance services are distinct performance obligations. The Company allocates the transaction price for each contract to each performance obligation identified in the contract based on the relative standalone selling price (SSP). Standalone selling prices for the Company’s products and services provided as part of the long-term contracts with governments are generally not observable, and consequently the Company uses the expected cost plus a reasonable margin approach to estimate a standalone selling price. The estimation of SSP requires the exercise of management judgement. The Company typically establishes SSP ranges for its products and services. In some governmental contracts, the Company is also required to supply tablets which are distinct and are accounted for as separate performance obligations. The Company determines SSP for tablets based on observable market data. Revenues related to tablets performance obligation are recognized at a point in time upon delivery of the tablets.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Accounting for long-term contracts involves the use of various techniques to estimate total contract revenue and performance costs. For long-term contracts, the Company estimates the profit on a contract as the difference between the total estimated transaction price and the total expected performance costs of the contract and recognizes revenue and incurred costs over the life of the contract. Changes to performance cost estimates under a contract may occur in a situation where: (a) identified contract risks cannot be resolved within the cost estimates included in a contract's estimated at completion (“EAC”); or (b) new or unforeseen risks or changes in the performance cost estimates must be incorporated into the contract's EAC. Changes in estimated revenues and/or estimated project costs which are related to an existing performance obligation, and that are not distinct from those goods and services already provided, and therefore form part of single performance obligation, are recorded in the period the change is reasonably determinable, with the full amount of the inception-to-date effect of such changes recorded in such period on a "cumulative catch-up" basis. For contracts that are deemed to be loss contracts, the Company establishes forward loss reserves for total estimated costs that are in excess of total estimated consideration under a contract in the period in which they become probable. If any of the above factors were to change, or if different assumptions were used in estimating progress cost and measuring progress towards completion, it is possible that materially different amounts would be reported in the Company’s consolidated financial statements. As of December 31, 2021 and 2020, the Company has not recognized such loss provisions.

Under the typical payment terms of the contracts under which continuous transfer of control to the customer occurs as described above, the customer pays the Company milestone-based payments. This may result in revenue recognized in excess of billings and are presented as part of contract assets on the consolidated balance sheets. In addition, the Company typically receives interim payments as work progresses, although for some contracts, the company may be entitled to receive an advance payment. The Company recognizes a liability for these payments in excess of revenue recognized and presents it as liabilities on the consolidated balance sheets. The advance payment typically is not considered a significant financing component.

Amounts recognized as revenue and which the Company has unconditional right to receive are classified as trade receivables in the consolidated balance sheets.

A contract asset is recorded when revenue is recognized in advance of the Company’s right to receive consideration.

Deferred revenue and advances from customers are recorded when the Company receives payments from customers before performance obligations have been performed. Deferred revenue is recognized as revenue as (or when) the Company performs the performance obligation under the contract.

For additional information regarding disaggregated revenues, please refer to Note 15.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company pays sales commissions to external sales agents and to sales and marketing personnel based on their attainment of certain predetermined sales goals. Sales commissions are considered incremental and recoverable costs of obtaining a contract with a customer. Sales commissions are capitalized and amortized upon recognition of the related revenue, consistently with the transfer to the customer of the goods or services to which they relate. Amortization expenses related to these costs are mostly included in selling and marketing expenses in the consolidated statements of income (loss). Amortization expenses during the year ended December 31, 2021 were $3,028. The capitalized balances related to these costs as of December 31, 2021 and 2020 were $2,440 and $2,277, respectively.

m.Selling and marketing expenses:

Selling and marketing expenses consist primarily of shipping expenses and payroll and related expenses for personnel that support the Company's selling and marketing activities. Selling and marketing costs are charged to the consolidated statements of income (loss) as incurred.

Advertising costs are expensed as incurred. Advertising expenses amounted to $233, $128 and $263 for the years ended December 31, 2021, 2020 and 2019, respectively.

n.Warranty costs:

Generally, the Company provides product assurance warranties for periods between twelve to twenty four months at no extra charge that cover the compliance of the products with agreed-upon specifications. A provision is recorded for estimated warranty costs based on the Company's experience. Warranty expenses amounted to $470, $49 and $207 for the years ended December 31, 2021, 2020 and 2019, respectively.

Warranty provisions amounted to $1,671 and $1,594 as of December 31, 2021 and 2020, respectively.

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

Research and development grants deducted from research and development expenses amounted to $1,695, $1,386 and $2,024 for the years ended December 31, 2021, 2020 and 2019, respectively.

q.Accounting for stock-based compensation:

The Company accounts for stock-based compensation in accordance with ASC 718, "Compensation-Stock Compensation" ("ASC 718"). ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award is recognized as an expense over the requisite service period in the Company's consolidated statements of income (loss).

The Company recognizes compensation expenses for the value of its awards, based on the straight-line method over the requisite service period of each of the awards.

The Company accounts for forfeitures as they occur.

r.Taxes on income:

The Company accounts for taxes on income in accordance with ASC 740, "Income Taxes" ("ASC 740"). ASC 740 prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between the financial reporting and the tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that a portion or all of the deferred tax assets will not be realized.

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

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company classifies interest and penalties on taxes on income as financial expenses and general and administrative expenses, respectively.

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

As of December 31, 2021 and 2020, the Company has recorded an allowance for credit losses in the amounts of $1,104 and $1,933, respectively. The decrease is mainly due to write-offs of the allowance balances against the corresponding accounts receivables.

The Company has recorded net expense (income) from expected credit losses in the amount of $65, ($3) and ($26) for the years ended December 31, 2021, 2020 and 2019, respectively.

t.Employee related benefits:

Severance pay:

The Company's liability for severance pay for its Israeli employees is calculated pursuant to the Israeli Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment, as of the consolidated balance sheets date. Employees whose employment is terminated by the Company or who are otherwise entitled to severance pay in accordance with Israeli law or labor agreements are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for all of its Israeli employees is partly provided for by monthly deposits for insurance policies and the remainder by an accrual. The value of these policies is recorded as an asset in the Company's consolidated balance sheets.

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

The carrying value for the deposited funds for the Company's employees' severance pay for employment periods prior to the transition date include profits and losses accumulated up to the consolidated balance sheets date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to the Israeli Severance Pay Law or labor agreements.

Severance pay expenses for the years ended December 31, 2021, 2020 and 2019, amounted to $2,877, $2,850 and $3,162, respectively.

401(k) profit sharing plans:

The Company has a number of savings plans in the United States that qualify under Section 401(k) of the current Internal Revenue Code as a "safe harbor" plan. The Company makes a mandatory contribution to the 401(k) plan to satisfy certain non-discrimination requirements under the Internal Revenue Code. This mandatory contribution is made to all eligible employees. The contribution costs for all the plans were $545, $507 and $526 for the years ended December 31, 2021, 2020 and 2019, respectively.

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

The carrying amounts of cash and cash equivalents, restricted cash, short-term deposits, trade receivables, contract assets, other current assets, trade payables, accrued expenses and other current liabilities approximate their fair value due to the short-term maturities of such instruments.

The Company measured the fair value of its hedging contracts in accordance with ASC 820 and classified them as Level 2. Hedging contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

v.Earnings per share:

In accordance with ASC 260, "Earnings per Share", basic earnings per share is computed based on the weighted average number of ordinary shares outstanding during each period. Diluted earnings per share is computed based on the weighted average number of ordinary shares outstanding during each period, plus dilutive potential ordinary shares considered outstanding during the period. The total number of potential shares related to the outstanding options excluded from the calculations of diluted earnings per share, as they would have been anti-dilutive, were 3,099,144, 1,685,386 and 1,467,849 for the years ended December 31, 2021, 2020 and 2019, respectively.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

w.Derivatives and hedging activities:

ASC 815, "Derivatives and Hedging" ("ASC 815"), as amended, requires the Company to recognize all derivatives on the consolidated balance sheets at fair value. Derivatives that are not hedges must be adjusted to fair value through income (loss). If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income (loss) until the hedged item is recognized in earnings. Gains and losses on the derivatives instruments that are designated and qualify as a cash flow hedge are recorded in accumulated other comprehensive income (loss) and reclassified into earnings in the same accounting period in which the designated forecasted transaction or hedged item materialized (see Note 10).

The Company measured the fair value of the forward and cylinder options contracts in accordance with ASC 820 (classified as Level 2).

The Company entered into forward and cylinder option contracts to hedge against part of the risk of changes in future cash flow from payments of payroll and related expenses denominated in New Israeli Shekels ("NIS") and against trade receivables denominated in Brazilian Real (“BRL”).

x.Comprehensive income (loss):

The Company accounts for comprehensive income (loss) in accordance with ASC 220, "Comprehensive Income". Other comprehensive income (loss) generally represents all changes in shareholders' equity during the period except those resulting from investments by, or distributions to, shareholders and stock-based compensation of options. The Company’s determined that its items of other comprehensive income (loss) relate to unrealized gains and losses on hedging contracts and foreign currency translation adjustments.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following tables show the components of accumulated other comprehensive income (loss), as of December 31, 2021 and 2020:

	December 31, 2021
	Foreign currency translation adjustments	Unrealized gains (losses) on cash flow hedges	Total

Beginning balance	$(6,017)	$-	$(6,017)

Other comprehensive income (loss) before reclassifications	(348)	66	(282)
Amounts reclassified from accumulated other comprehensive loss	-	(58)	(58)

Net current-period other comprehensive income (loss)	(348)	8	(340)

Ending balance	$(6,365)	$8	$(6,357)

	December 31, 2020
	Foreign currency translation adjustments	Unrealized gains (losses) on cash flow hedges	Total

Beginning balance	$(5,048)	$-	$(5,048)

Other comprehensive income (loss) before reclassifications	(969)	169	(800)
Amounts reclassified from accumulated other comprehensive loss	-	(169)	(169)

Net current-period other comprehensive loss	(969)	-	(969)

Ending balance	$(6,017)	$-	$(6,017)

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

y.Leases:

1.The Company adopted ASU 2016-02, Leases (“ASC 842”) on January 1, 2019, using the modified retrospective approach, by applying the new standard to all leases existing at the date of initial application. The standard requires lessees to recognize almost all leases on the consolidated balance sheets as a right-of-use asset and a lease liability and requires leases to be classified as either an operating or a finance type lease. The standard excludes leases of intangible assets or inventory. Leases with a term of twelve months or less can be accounted for in a manner similar to the accounting for operating leases under ASC 840.

The Company leases real estate and storage areas, which are all classified as operating leases. In addition to rent payments, the leases may require the Company to pay for insurance, maintenance and other operating expenses.

The Company determines if an arrangement is a lease at inception. Lease classification is governed by five criteria in ASC 842. If any of these five criteria is met, the Company classifies the lease as a finance lease. Otherwise, the Company classifies the lease as an operating lease.

Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities in the consolidated balance sheets. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. The Company uses its incremental borrowing rate based on the information available at the commencement date to determine the present value of the lease payments. Operating lease expenses are recognized on a straight-line basis over the lease term. Exchange rate differences related to lease liabilities are recognized as incurred as financial income or expense. Several of the Company’s leases include options to extend the lease. For purposes of calculating lease liabilities, lease terms include options to extend the lease when it is reasonably certain that the Company will exercise such options. The Company’s lease agreements do not contain any material residual value guarantees.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company's ROU assets are reviewed for impairment in accordance with ASC 360 whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

The new standard also provides practical expedients for an entity’s ongoing accounting. The Company elected the short-term lease recognition exemption for all leases with a term shorter than twelve months. This means that for those leases, the Company does not recognize ROU assets or lease liabilities, but recognizes lease expenses over the lease term on a straight-line basis. The Company also elected the practical expedient to not separate lease and non-lease components for all of the Company’s leases.

2.The Company leases out equipment to several customers (see Note 9). Leases are typically classified as finance leases from the Company’s perspective as a lessor. A finance lease is a lease that transfers substantially all the risks and rewards incidental to ownership of an asset to the lessee.

At the commencement date of a finance lease, the Company recognizes the net investment in the lease, as well as the selling profit and any initial direct costs for which recognition is deferred.

z.Held for sale asset:

The Company classifies an asset as held for sale when certain criteria are met. Assets classified as held for sale are expected to be sold to a third party within twelve months. When these criteria are met, the respective asset is presented separately in the consolidated balance sheets and depreciation is not recognized. Asset held for sale is measured at the lower of its carrying amount or its estimated fair value less costs to sell. See Note 4e.

aa.Short-term deposits:

Short-term deposits are deposits with maturities of more than three months but less than twelve months as of the consolidated balance sheets date. Short-term deposits are reported at fair value as of the balance sheet date.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ab.Recently adopted accounting pronouncements:

On January 1, 2021, the Company adopted Accounting Standards Update (“ASU”) No. 2019-12, Income Taxes (Topic 740): “Simplifying the Accounting for Income Taxes” (ASU 2019-12), which simplifies the accounting for income taxes. The adoption did not have a material impact on Company’s consolidated financial statements during the year ended December 31, 2021.

ac.Recently issued accounting pronouncements – not yet adopted:

In March 2020, the FASB issued Update ASU 2020-04 'Reference Rate Reform (Topic 848) - Facilitation of the Effects of Reference Rate Reform on Financial Reporting' which provides optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions affected by the reference rate reform. The amendments apply only to contracts and transactions that reference LIBOR or another reference rate expected to be discontinued as part of the reform. This ASU applies only to contracts or transactions entered into or evaluated before December 31, 2022. The Company continues to monitor what impact the discontinuance of LIBOR or another reference rate will have on the Company’s contracts and other transactions.

NOTE 3:-INVENTORIES

a.Inventories are comprised of the following:

	December 31,
	2021	2020

Raw materials, parts and supplies	$10,238	$9,579
Work in progress and assembled raw materials	15,106	15,871
Finished products	3,088	5,854

	$28,432	$31,304

b.Inventory net write-offs amounted to $3,361, $2,908 and $2,624 for the years ended December 31, 2021, 2020 and 2019, respectively.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4:- PROPERTY AND EQUIPMENT, NET

a.Property and equipment, net consisted of the following:

	December 31,
	2021	2020
Cost:

Buildings and land	$82,898	$91,908
Computers, software and electronic equipment	49,822	54,388
Network equipment	31,604	28,212
Office furniture and equipment	3,573	3,796
Vehicles	235	205
Leasehold improvements	2,405	4,010

	170,537	182,519
Accumulated depreciation	98,146	105,347

Depreciated cost	$72,391	$77,172

The Company recorded a reduction of $10,349, $60 and $18,718 to the cost and accumulated depreciation of fully depreciated property, plant and equipment that are no longer in use for the years ended December 31, 2021, 2020 and 2019, respectively.

b.Depreciation expenses amounted to $10,549, $9,850 and $10,067 for the years ended December 31, 2021, 2020 and 2019, respectively.

c.During the years ended December 31, 2020 and 2019, the Company recognized capital losses of $181 and $461, respectively, with respect to disposal of abandoned assets primarily attributed to office furniture and equipment group.

d.The Company leases part of its buildings as office spaces to others. The gross income generated from such leases amounted to approximately $5,775, $5,802 and $5,770 for the years ended December 31, 2021, 2020 and 2019, respectively. These amounts do not include the corresponding offsetting expenses related to this income.

e.During the year ended December 31, 2021, a property of the Company in Germany was classified as held for sale. As the sale is highly probable, the asset is available for immediate sale in its present condition and the sale is expected to be completed within one year.

The Company recognized an impairment of $651 in the consolidated statements of income (loss) for the year ended December 31, 2021.

f.As for pledges and securities, see Note 13c.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5:- DEFERRED REVENUE

Deferred revenue as of December 31, 2021 and 2020 was $4,787 and $10,607, respectively, and primarily relates to revenue that is recognized over time for service contracts. Approximately $7,935 out of the balance as of December 31, 2020 was recognized as revenue during the year ended December 31, 2021.

The balance of deferred revenues approximates the aggregate amount of the billed and collected amount allocated to the unsatisfied performance obligations at the end of reporting period.

The aggregate estimated amount of the transaction price allocated to performance obligations from contracts with customers that have an original expected duration of more than one year and that are unsatisfied (or partially unsatisfied) as of December 31, 2021 is approximately $393,370. Such unsatisfied performance obligations, other than for large scale governmental projects (expected to be recognized over periods of approximately 8-12 years), principally relate to contracts in which the Company committed to provide customer care services, extended warranty on equipment delivered to its customers or other services for an original period of more than one year.

The Company elected to use the exemption of not disclosing the prices allocated to performance obligations that are unsatisfied (or partially unsatisfied) as of the end of the reporting period, that are part of contracts that have an original expected duration of one year or less.

NOTE 6:- INTANGIBLE ASSETS, NET

a.Intangible assets, net consisted of the following:

	December 31,
	2021	2020
Original amounts:

Technology	$42,504	$42,504
Customer relationships	4,466	4,466
Marketing rights and patents	3,421	3,421

	50,391	50,391
Accumulated amortization:

Technology	42,403	42,202
Customer relationships	4,466	4,466
Marketing rights and patents	2,882	2,641

	49,751	49,309

	$640	$1,082

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6:- INTANGIBLE ASSETS, NET (Cont.)

b.Amortization expenses amounted to $442, $441 and $911 for the years ended December 31, 2021, 2020 and 2019, respectively.

c.Estimated amortization expenses for the following years is as follows:

Year ending December 31,

2022	$342
2023	182
2024	116

$640

NOTE 7:-GOODWILL

	December 31,
	2021	2020

Goodwill *)	$105,647	$105,647
Accumulated impairment losses	(62,179)	(62,179)

	$43,468	$43,468

*)	The carrying amount of the goodwill is associated with the Mobility Solutions segment.

NOTE 8:-COMMITMENTS AND CONTINGENCIES

a.Commitments with respect to space segment services:

The Company provides its customers with space segment capacity services, which are purchased from third parties. Future minimum payments due for space segment services to be rendered subsequent to December 31, 2021, are as follows:

Year ending December 31,

2022	6,699
2023	2,452
2024	97

$9,248

Space segment services expenses during the years ended December 31, 2021, 2020 and 2019 were $8,966, $10,374 and $9,845, respectively.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:-COMMITMENTS AND CONTINGENCIES (Cont.)

b.In 2021 and 2020, the Company's primary material purchase commitments were with inventory suppliers. The Company's material inventory purchase commitments are based on purchase orders, or on outstanding agreements with some of the Company's suppliers of inventory. As of December 31, 2021 and 2020, the Company's major outstanding inventory purchase commitments amounted to $44,421 and $20,043, respectively, all of which were orders placed or commitments made in the ordinary course of its business. As of December 31, 2021 and 2020, $28,183 and $15,239, respectively, of these orders and commitments were from suppliers which can be considered sole or limited in number.

c.Royalty commitments:

1.Certain of the Company’s research and development programs funded by the Israel Innovation Authority ("IIA"), formerly known as the Office of the Chief Scientist of the Ministry of Economy of the Government of Israel, are royalty bearing programs. Sales of products developed as a result of such programs are subject to payment of royalties to the IIA. The royalty payments are at a rate of 3% to 5% based on the sales of the Company, up to full repayment of 100% of the grants received from the IIA linked to the dollar plus payment of interest at a rate equal to the twelve month LIBOR. The obligation to pay these royalties is contingent upon actual sales of the products and services, and in the absence of such sales, no payment is required. In addition, the Company received grants which are non-royalty bearing. The technology developed with the funding provided by these grants (which is embodied in the Company’s products) may not be transferred, without appropriate governmental approvals. Such approvals, if granted, may involve penalties payable to the Israeli authorities as well as increased royalty payments to the Innovation Authority for royalty-bearing programs. The Company recorded income from IIA grants for the years ended December 31, 2021, 2020 and 2019 in the amount of $1,687, $1,351 and $1,518, respectively.

As of December 31, 2021, the Company had a contingent liability to pay royalties in the amount of approximately $1,454.

The Company paid immaterial royalties amounts during the years ended December 31, 2021, 2020 and 2019.

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

As of December 31, 2021, the Company had a contingent liability to pay royalties in the amount of approximately $355.

The Company paid immaterial royalties amounts during the years ended December 31, 2021, 2020 and 2019.

d.Litigation:

1.In 2003, the Brazilian tax authority filed a claim against the Company’s inactive subsidiary in Brazil, SPC International Ltda. (the “Brazilian Subsidiary”), for the payment of taxes allegedly due from the Brazilian Subsidiary. After numerous hearings and appeals at various appellate levels in Brazil, the Supreme Court ruled against the Brazilian Subsidiary in final non-appealable decisions published in June 2017. As of December 31, 2021, the total amount of this claim, including interest, penalties and legal fees is approximately $6,423, of which approximately $724 is the principal. The Brazilian tax authorities initiated foreclosure proceedings against the Brazilian Subsidiary and certain of its former managers. The foreclosure proceedings against the former manager were cancelled by court in a final and not appealable decision issued in July 2017. While foreclosure and other collection proceedings are pending against the Brazilian Subsidiary, based on Brazilian external counsel’s opinion, the Company believes that the Brazilian Subsidiary has solid arguments to sustain its position that further collection proceedings and inclusion of any additional co-obligors in the tax foreclosure certificate are barred due to statute of limitation and that the foreclosure procedures cannot legally be redirected to other group entities and managers who were not initially cited in the foreclosure proceeding due to the passage of the statute of limitation. Accordingly, the Company believes that the chances that such redirection will lead to a loss recognition are remote.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:-COMMITMENTS AND CONTINGENCIES (Cont.)

2.

a.In 2014, the Company’s Peruvian subsidiary, Gilat To Home Peru S.A., (“GTH Peru”), initiated an arbitration proceedings in Lima against the Ministry of Transport and Communications of Peru, (“MTC”), and the Programa Nacional de Telecomunicaciones (“PRONATEL”). The arbitration was related to the PRONATEL projects awarded to the Company in the years 2000-2001. Under these projects, GTH Peru provided fixed public telephony services in rural areas of Peru. GTH Peru main claim was related to damages caused by the promotion of mobile telephony in such areas by the Peruvian government in the years 2011-2015. In June 2018, the arbitration tribunal issued an arbitration award ordering MTC and PRONATEL to pay GTH Peru approximately $14,000. MTC applied to the Superior Court in Lima to declare such award null and void. In July 2019, the Superior Court rejected the annulment action. MTC filed a protective constitutional action against such ruling. In September 2019, the 11th Constitutional Court in Lima rejected MTC’s action declaring it inadmissible. MTC appealed the resolution. Recently, the Court confirmed the appealed resolution. This resolution has not been formally served yet. In parallel, in July 2019, the Company has initiated proceedings at the 17th Civil Chamber specialized in Commercial Matters of the Superior Court of Justice of Lima for enforcement of the arbitration award. Based on the advice of counsel, such proceedings are expected to continue for five years or more. MTC’s objection to the enforcement proceedings was denied. MTC and PRONATEL should now file a schedule for payment in installments.

b.In October 2019, GTH Peru initiated additional arbitration proceedings against MTC and PRONATEL based on similar grounds for the years 2015-2019. Evidentiary Hearings took place in August and October 2021. In February 2022, the parties submitted their closing arguments. The final hearing took place on March 23, 2022. It is pending that the Tribunal issues a decision closing the proceeding and setting the term in which the award should be rendered.

3.In 2018, Gilat Networks Peru S.A. (“GNP”), the Company’s subsidiary in Peru, won a government bid for two additional regional projects in the Amazonas and Ica regions in Peru for PRONATEL with a contractual value of approximately $154,000. GMC Engineering Solutions and SATEL Comunicaciones y Datos, two of the three entities comprising the losing bidder consortium, applied to the superior court in Lima to cancel the bid and obtained a preliminary injunction against the award. Although the lawsuit did not name GNP as a defendant, the subsidiary was served as an interested third party in the process and filed its objection and defenses. Currently, following PRONATEL’s request, GNP continues performing these projects. Based on the advice of counsel, the Company believes that the chances of success of the proceedings seeking to cancel the bid are remote.

4.The Company is also in the midst of different stages of audits and disputes with various tax authorities in different parts of the world. Further, the Company is the defendant in various other lawsuits, including employment-related litigation claims and may be subject to other legal proceedings in the normal course of its business. While the Company intends to defend the aforementioned matters vigorously, it believes that a loss in excess of its accrued liability with respect to these claims is not probable.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:-COMMITMENTS AND CONTINGENCIES (Cont.)

e.Pledges and securities, see Note 13c.

f.Guarantees:

The Company guarantees its performance to certain customers through bank guarantees, surety bonds from insurance companies and corporate guarantees. Guarantees are often required for the Company's performance during the installation and operational periods. The guarantees typically expire when certain operational milestones are met.

As of December 31, 2021, the aggregate amount of bank guarantees and surety bonds from insurance companies outstanding in order to secure the Company's various obligations was $91,111, including an aggregate of $86,875 on behalf of its subsidiaries in Peru. In order to secure these guarantees the Company provided a floating charge on its assets as well as other pledges, including a fixed pledge, on certain assets and property. In addition, the Company has $1,164 of restricted cash to secure these guarantees.

Under the arrangements with certain banks, the Company is required to observe certain conditions, and under the arrangements with other banks the Company is required to satisfy certain conditions and financial covenants. As of December 31, 2021, the Company is in compliance with these conditions and covenants. The Company has provided these banks with various pledges as collateral for the guarantees. Company’s credit and guarantee agreements also contain various restrictions and limitations that may impact the Company. These restrictions and limitations relate to incurrence of indebtedness, contingent obligations, negative pledges, liens, mergers and acquisitions, change of control, asset sales, dividends and distributions, redemption or repurchase of equity interests and certain debt payments. The agreements also stipulate a floating charge on Company’s assets to secure the fulfillment of Company’s obligations to banks as well as other pledges, including a fixed pledge, on certain assets and property.

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

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:- LEASES

1.The Company's subsidiaries entered into various non-cancelable operating lease agreements for certain of their offices and facilities, expiring between 2022 and 2027. Components of operating lease expense were as follows:

	Year ended December 31,
	2021	2020	2019

Operating lease expenses*)	$2,167	$2,139	$2,196
Short-term lease expenses	224	222	272
Total lease expenses	$2,391	$2,361	$2,468

*)	Operating lease expenses were mainly paid in cash during the year ended December 31, 2021.

As of December 31, 2021 and 2020, the Company’s operating leases had a weighted average remaining lease term of 2.55 and 3.2 years, respectively, and a weighted average discount rate of 4.5%.

Future lease payments under operating leases as of December 31, 2021 were as follows:

2022	$1,830
2023	1,415
2024	963
2025	73
Thereafter	9
Total future lease payments	4,290
Less imputed interest	(189)
Total lease liability balance	$4,101

2.During the years ended December 31, 2021 and 2020, the Company has leased equipment to several customers.

The Company recorded profit at lease commencement for the years ended December 31, 2021 and 2020 in the amount of $2,565 and $288, respectively.

As of December 31, 2021 and 2020, Company’s lease receivables balances are immaterial as the major amount was paid in-advance. Therefore, the maturity analysis of lease receivables, showing the undiscounted lease payments to be received after the reporting date, is immaterial.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:- DERIVATIVE INSTRUMENTS

The Company has entered into several foreign currency hedging contracts to protect against changes in value of forecasted foreign currency cash flows resulting from salaries and related payments that are denominated in NIS. These contracts were designated as cash flow hedges, as defined by ASC 815, as amended, are considered highly effective as hedges of these expenses and generally mature within twelve months.

The Company recognized income (loss) related to derivative instruments, within payroll expenses in the consolidated statements of income (loss) of ($125), $350 and $335 for the years ended December 31, 2021, 2020 and 2019, respectively.

The fair value of derivative instruments in the consolidated balance sheets amounted to $24 and $42 as of December 31, 2021 and December 31, 2020, respectively.

The estimated net amount of the existing profits that are reported in accumulated other comprehensive loss as of December 31, 2021 that is expected to be reclassified into consolidated statement of income (loss) within the next twelve months is $8.

NOTE 11:- SHAREHOLDERS' EQUITY

a.Share capital:

Ordinary shares confer upon their holders voting rights, the right to receive cash dividends and the right to share in excess assets upon liquidation of the Company.

b.Stock option plans:

Description of plans:

In October 2008, the compensation stock option committee of the Company's Board of Directors approved the adoption of the 2008 Stock Incentive Plan (the "2008 Plan") with 1,000,000 shares or stock options available for grant and a sub-plan to enable qualified optionees certain tax benefits under the Israeli Income Tax Ordinance. Among the incentives that may be adopted are stock options, performance share awards, performance share unit awards, restricted shares, RSUs awards and other stock-based awards. During the years commencing in 2010 and through December 31, 2021, the Company's Board of Directors approved, in the aggregate, an increase of 7,673,862 shares to the number of shares available for grant under the 2008 Plan, bringing the total number of shares available for grant to 8,673,862. As of December 31, 2021, an aggregate of 145,000 shares are still available for future grants under the 2008 Plan. After the end of the reporting period, on February 14, 2022 the Company's Board of Directors approved an increase of 472,500 shares to the number of shares available for grant under the Company's 2008 Share Incentive Plan.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:- SHAREHOLDERS' EQUITY (Cont.)

Options granted under the 2008 Plan vest quarterly over three to four years or 50% at the second anniversary and 25% at the third and fourth anniversary. Generally, the options expire after six years from the date of grant. Any options, which are forfeited or canceled before expiration of the 2008 Plan, become available for future grants.

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

Valuation assumptions:

The Company selected the Black-Scholes-Merton option-pricing model as the most appropriate fair value method for its stock options awards. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements. The expected term of options granted is based upon historical experience and represents the period of time that options granted are expected to be outstanding. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. In April 2019 the Company distributed a cash dividend for the first time in the amount of $24,864 or $0.45 per share. In December 2020 the Company distributed a cash dividend in the amount of $19,999 or $0.36 per share and in January 2021 the Company distributed a cash dividend in the amount of $35,003 or $0.63 per share. For all of the above a protective adjustment was applied to the outstanding equity awards. However, the Company has not adopted a general policy regarding the distribution of dividends and makes no statements as to the distribution of dividends in the foreseeable future.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:- SHAREHOLDERS' EQUITY (Cont.)

Options granted to employees:

The fair value of the Company's stock options granted for the years ended December 31, 2021, 2020 and 2019 was estimated using the following weighted average assumptions:

	Year ended December 31,
	2021	2020	2019

Risk free interest	0.26%-1.14%	-	1.35%-2.51%
Dividend yields	0%	-	0%
Volatility	41.09%-50.62%	-	33.35%-34.32%
Expected term (in years)	4.00-4.04	-	4.22-4.26

A summary of employee option balances under the 2008 Plan as of December 31, 2021 and changes during the year then ended are as follows:

	Number of options	Weighted-average exercise price *)	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value (in thousands) *)

Outstanding at January 1, 2021	2,776,778	$6.1	3.0	$4,142

Granted	2,422,500	$8.1
Exercised	(1,391,384)	$4.6
Forfeited and cancelled	(708,750)	$8.0

Outstanding as of December 31, 2021	3,099,144	$7.8	4.5	$1,737

Exercisable as of December 31, 2021	434,769	$6.4	2.3	$504

*) In January 2021 the Company distributed a cash dividend in the amount of $35,003 or $0.63 per share. All exercise prices were updated on a retrospective basis (See Note 11.c)

The weighted-average grant-date fair value of options granted during the years ended December 31, 2021 and 2019 were $2.72 and $2.6, respectively. During the year ended December 31, 2020 no new options were granted. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing stock price and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on that date. These amounts change based on the fair market value of the Company's stock. Total intrinsic value of options exercised for the year ended December 31, 2021 was $14,318.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:- SHAREHOLDERS' EQUITY (Cont.)

The outstanding and exercisable options granted under the 2008 Plan as of December 31, 2021, have been separated into ranges of exercise price as follows:

Ranges of exercise price	Options outstanding as of December 31, 2021	Weighted average remaining contractual life (in years)	Weighted average exercise price	Options exercisable as of December 31, 2021	Weighted average exercise price of exercisable options

$3.51-5.07	137,893	0.7	$3.8	137,893	3.8
$6.22-8.52	2,161,251	4.5	$6.7	296,876	7.6
$9.92-11.92	800,000	5.3	$11.5	-	-

	3,099,144	4.5	$7.8	434,769	6.4

Additional stock-based compensation data:

As of December 31, 2021, there was $5,644 of unrecognized compensation costs related to non-vested stock-based compensation arrangements granted under the 2008 Plan. The cost is expected to be recognized over a weighted-average period of 3.24 years.

During the year ended December 31, 2021, 2020 and 2019 the stock-based compensation for options were recognized in the consolidated statement of income (loss) in the following line items:

	Year ended December 31,
	2021	2020	2019

Cost of revenues of products	$137	$82	$138
Cost of revenues of services	140	84	120
Research and development, net	304	279	280
Selling and marketing	422	287	448
General and administrative	301	550	1,149
	$1,304	$1,282	$2,135

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

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:- SHAREHOLDERS' EQUITY (Cont.)

In December 2020 the Company distributed a cash dividend, in the amount of $19,999 or $0.36 per share and in January 2021, the Company distributed a cash dividend in the amount of $35,003 or $0.63. However, the Company has not adopted a general policy regarding the distribution of dividends and makes no statements as to the distribution of dividends in the foreseeable future.

3.Pursuant to the terms of a bank agreement, the Company is restricted from paying cash dividends to its shareholders without initial approval from the bank; which was received for all of the above mentioned dividends.

NOTE 12:- TAXES ON INCOME

a.Israeli taxation:

1.Corporate tax rates:

Generally, income of Israeli companies is subject to corporate tax. The corporate tax rate in Israel is 23% in 2021, 2020 and 2019.

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

The period of benefits of the Benefitted Enterprises under the 2011 election will expire in 2023. As of December 31, 2021, the Company did not generate income from the Benefitted Enterprises.

In the event of distribution of dividends from the above mentioned tax exempt income, the amount distributed would be taxed at a corporate tax rate of 10% to 25%, depending on the level of foreign investment in the Company.

Income from sources other than a "Benefitted Enterprise" during the benefit period is subject to tax at the regular corporate tax rate (23% in 2021, 2020 and 2019).

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

3.On November 15, 2021, the Israeli Parliament released its 2021-2022 Budget Law (“2021 Budget Law”). The 2021 Budget Law introduces a new dividend ordering rule that apportions every dividend between previously tax-exempt (“Trapped Earnings”) and previously taxed income. Consequently, distributions (including deemed distributions as per Section 51(h)/51B of the Law) may entail additional corporate tax liability to the distributing company. The Company has approximately $192,000 tax-exempt profits in its Accumulated deficit. If such tax-exempt profit is distributed, it would be taxed at the reduced corporate tax rate applicable to such income, and approximately $36,000 of additional taxes on income would have been recorded as of December 31, 2021. Taxes on income have not been recognized for amounts of tax-exempt income.

In parallel, the 2021 Budget Law also includes a temporary order to enhance the release of Trapped Earnings by reducing the claw-back income tax rate that is applicable upon such a release or distribution by up to 60%, but not less than 6% income tax rate, during a one-year period beginning November 15, 2021.

4.In 2021, the Company settled the 2016-2019 income tax assessment with the Israeli tax authorities, recognizing $1,765 taxes on income. No further taxes are due in relation to these years.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:- TAXES ON INCOME (Cont.)

b.Taxes on income on non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed according to the tax laws in their respective domiciles of residence. The Company has not made any provisions relating to undistributed earnings of the Company's foreign subsidiaries since the Company has no current plans to distribute such earnings. If earnings are distributed to Israel in the form of dividends or otherwise, the Company may be subject to additional Israeli taxes on income (subject to an adjustment for foreign tax credits) and foreign withholding taxes. As of December 31, 2021, the amount of undistributed earnings of non-Israeli subsidiaries, which is considered indefinitely reinvested, was $3,842 with a corresponding unrecognized deferred tax liability of $521.

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

c.Carryforward tax losses and credits:

As of December 31, 2021, the Company had operating loss carryforwards for Israeli income tax purposes of approximately $116,748 which may be offset indefinitely against future taxable income.

As of December 31,2021, the Company had capital loss carryforwards for Israeli tax purposes of approximately $568,100 which may be offset indefinitely against future capital gains. the Company doesn’t expect future utilization of such carry forwards losses and accordingly records full valuation allowance.

As of December 31, 2021, the Company's U.S. subsidiary had approximately $10,242 of carryforward tax losses for state tax purposes. The U.S subsidiary had R&D credits carryforwards for federal tax purposes of approximately $3,614 and for state tax purposes of approximately $3,235.

The Company has carryforward tax losses relating to other subsidiaries in Europe and Latin America of approximately $41,406 (which can be utilized indefinitely) and $31,184 ($24,139 can be utilized within 4 years and $7,045 can be utilized indefinitely), as of December 31, 2021, respectively.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:- TAXES ON INCOME (Cont.)

d.Deferred taxes:

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and carryforward tax losses and credits. Significant components of the Company's deferred tax liabilities and assets are as follows:

		December 31,
		2021	2020
1.	Provided in respect of the following:

	Gross deferred tax assets:
	Carryforward tax losses and credits *) **)	$41,158	$38,937
	Property, equipment and intangibles	802	1,004
	Inventory accrual	1,555	1,173
	Vacation accrual	1,132	1,103
	Supplementary tax advances	969	2,489
	Deferred revenues	446	567
	Research and development costs	1,227	297
	Other temporary differences	2,603	2,568

	Gross deferred tax assets	49,892	48,138

	Valuation allowance	(27,952)	(25,476)

	Net deferred tax assets	21,940	22,662

	Gross deferred tax liabilities
	Property and equipment	(3,748)	(3,367)
	Other temporary differences	(641)	-

	Gross deferred tax liabilities	(4,389)	(3,367)

	Net deferred tax assets	$17,551	$19,295

*)	The amounts are shown after reduction for unrecognized tax benefits of $5,494 and $4,197 as of December 31, 2021 and 2020, respectively.

**)	Excluding capital losses carryforwards, which are not part of the Company’s on-going business, and for which the Company records full valuation allowance.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:- TAXES ON INCOME (Cont.)

		December 31,
		2021	2020
2.	Deferred taxes are included in the consolidated balance sheets, as follows:

	Long-term assets	$17,551	$19,295

3.The Peruvian government awarded GNP, the Company's subsidiary in Peru, the Regional PRONATEL Projects under six separate bids for the construction of fiber and wireless networks, operation of the networks for a defined period and their transfer to the government. The income derived from the construction of the project is an exempt subsidy, and therefore a significant uncertainty arises about GNP’s eligibility to deduct certain construction costs incurred in generating the exempt income against future taxable income. Accordingly, as of December 31, 2021 and 2020, the Company did not record deferred taxes to reflect the total net tax effects of such potential temporary differences.

4.During the year ended December 31, 2021, the Company increased valuation allowance by $2,476, resulting mainly from changes relating to carryforward tax losses. The Company provided valuation allowance for a portion of the deferred taxes regarding the carryforward losses and other temporary differences that management believes are not expected to be realized in the foreseeable future.

During the year ended December 31, 2019, the Company released valuation allowance against the deferred tax assets primarily related to carryforward income tax losses in Israel..

5.The functional and reporting currency of the Company and most of its subsidiaries is the U.S. dollar. The difference between the annual changes in the NIS/Dollar exchange rate causes a further difference between taxable income and the income before taxes on income shown in the consolidated financial statements. In accordance with ASC 740, the Company has not provided deferred taxes on the difference between the functional currency and the tax basis of assets and liabilities.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:- TAXES ON INCOME (Cont.)

e.Reconciling items between the statutory tax rate of the Company and the actual taxes on income (tax benefit):

	Year ended December 31,
	2021	2020	2019
		As Restated (1)

Income before taxes on income (tax benefit), as reported in the consolidated statements of income (loss)	$459	$35,869	$23,275

Statutory tax rate	23.0%	23.0%	23.0%

Theoretical taxes on income	$105	$8,250	$5,353
Currency differences	129	(7)	(1,908)
Tax adjustment in respect of different tax rates and "Benefitted Enterprise" status	(968)	(1,204)	241
Changes in valuation allowance	2,476	(1,217)	(14,248)
Capital (gain) loss from merger, acquisition and related litigation expense, net	-	(7,749)	18
Expiration of carryforward tax losses	1,032	1,367	923
Exempt subsidy income	(3,093)	(1,497)	(3,887)
Nondeductible expenses and other differences	3,811	2,850	(75)

	$3,492	$793	$(13,583)

(1) The Company restated previously issued consolidated financial statements. See Note 2 and Note 17 for additional information.

f.Taxes on income (tax benefit) included in the consolidated statements of income (loss):

	Year ended December 31,
	2021	2020	2019

Current	$1,140	$808	$1,300
Deferred	2,352	(15)	(14,883)

	$3,492	$793	$(13,583)

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:- TAXES ON INCOME (Cont.)

	Year ended December 31,
	2021	2020	2019

Domestic	$2,719	$325	$(14,472)
Foreign	773	468	889

	$3,492	$793	$(13,583)

g.Income (loss) before taxes on income (tax benefit):

	Year ended December 31,
	2021	2020	2019
		As Restated (1)
Domestic	$(5,537)	$44,387	$12,851
Foreign	5,996	(8,518)	10,424

	$459	$35,869	$23,275

(1) The Company restated previously issued consolidated financial statements. See Note 2 and Note 17 for additional information.

h.Unrecognized tax benefits:

A reconciliation of the beginning and ending gross amount of unrecognized tax benefits is as follows:

	December 31,
	2021	2020

Balance at beginning of year	$4,477	$3,190
Increase (decrease) in tax positions for prior years, net	63	(72)
Increase in tax positions for current year	1,330	1,359

Balance at the end of year *)	$5,870	$4,477

*)

The amounts for the years ended December 31, 2021 and 2020 include $5,494 and $4,197, respectively, of unrecognized tax benefits which are presented as a reduction from deferred tax assets, see Note 12d.

The unrecognized tax benefits include accrued penalties and interest of $219 and $259 as of December 31, 2021 and 2020, respectively. During the years ended December 31, 2021 and 2020, the Company recorded income of $40 and $35 on the unrecognized tax benefits, respectively.

The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate of the Company for the year ended December 31, 2021 is $44.

i.The Company and its subsidiaries file income tax returns in Israel and in other jurisdictions of its subsidiaries. The Company's tax assessments through 2019 are considered final. As of December 31, 2021, the tax returns of the Company and its main subsidiaries are still subject to audits by the tax authorities for the tax years 2016 through 2020.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:- SUPPLEMENTARY CONSOLIDATED BALANCE SHEETS INFORMATION

a.Other current assets:

	December 31,
	2021	2020

Governmental authorities	$3,727	$7,215
Prepaid expenses	5,857	5,654
Deferred charges	1,600	1,162
Advance payments to suppliers	1,279	1,643
Other	2,144	963

	$14,607	$16,637

b.Other current liabilities:

Payroll and related employee accruals	$11,588	$10,512
Governmental authorities	988	639
Deferred rent income	617	2,065
Other	146	106

	$13,339	$13,322

c.Long-term loan:

		Interest rate for			December 31,
	Linkage	2021	2020	Maturity	2021	2020
		%

Loan from bank:
	U.S. dollars	-	4.77	2021	$-	$4,000

Less - current maturities					-	4,000

					$-	$-

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:- SUPPLEMENTARY CONSOLIDATED BALANCE SHEETS INFORMATION (Cont.)

The Company entered into a loan agreement with an Israeli bank secured by a floating charge on the assets of the Company, and which is further secured by a fixed pledge (mortgage) on the Company's real estate in Israel. In addition, there were financial covenants associated with the loan. On January 1, 2021 the loan was fully repaid by the Company. Other financial covenants the Company is required to satisfy are described in Note 8f.

Interest expenses on the long-term loans amounted to $195 and $395 for the years ended December 31, 2020 and 2019, respectively.

d.Other long-term liabilities:

	December 31,
	2021	2020

Long-term deferred rent	$-	$521
Other	120	110

	$120	$631

NOTE 14:- SELECTED CONSOLIDATED STATEMENTS OF INCOME (LOSS) DATA

a.Financial expenses, net:

	Year ended December 31,
	2021	2020	2019
Income:

Interest on cash equivalents, bank deposits and restricted cash	$315	$399	$1,472
Other	611	272	18

	926	671	1,490
Expenses:

Interest with respect to bank loans	-	195	395
Exchange rate differences, net	543	176	103
Bank charges including guarantees	1,986	2,201	3,552
Other	119	6	57

	2,648	2,578	4,107

Total financial expenses, net	$1,722	$1,907	$2,617

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:- SELECTED CONSOLIDATED STATEMENTS OF INCOME (LOSS) DATA (Cont.)

b.Earnings (loss) per share:

The following table sets forth the computation of basic and diluted earnings (loss) per share:

1.Numerator:

	Year ended December 31,
	2021	2020	2019
		As Restated (1)
Numerator for basic and diluted earnings (loss) per share -

Net income (loss) available to holders of ordinary shares	$(3,033)	$35,076	$36,858

2.Denominator (in thousands):

	Year ended December 31,
	2021	2020	2019
Denominator for basic earnings (loss) per share -

Weighted average number of shares	56,401	55,516	55,369
Add - employee stock options	-	67	662

Denominator for diluted earnings (loss) per share - adjusted weighted average shares assuming exercise of stock options	56,401	55,583	56,031

(1) The Company restated previously issued consolidated financial statements. See Note 2 and Note 17 for additional information.

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

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15:- CUSTOMERS, GEOGRAPHIC AND SEGMENT INFORMATION (cont.)

a.Information on the reportable operating segments:

1.The measurement of the reportable operating segments is based on the same accounting principles applied in these consolidated financial statements which includes certain corporate overhead allocations.

2.Financial information relating to reportable operating segments:

	Year ended December 31, 2021
	Fixed Networks	Mobility Solutions	Terrestrial Infrastructure Projects	Unallocated	Total

Revenues	$114,398	$77,614	$22,958	$-	$214,970
Cost of revenues	72,885	45,665	25,153	-	143,703

Gross profit (loss)	41,513	31,949	(2,195)	-	71,267

Research and development, net	9,943	21,393	-	-	31,336
Selling and marketing	15,305	6,169	38	-	21,512
General and administrative	8,943	5,059	1,585	-	15,587
Impairment of held for sale asset	-	-	-	651	651

Operating income (loss)	7,322	(672)	(3,818)	(651)	2,181
Financial expenses, net					1,722

Income before taxes					459
Taxes on income					3,492

Net loss					$(3,033)

Depreciation and amortization expenses	$5,740	$5,138	$113	$-	$10,991

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15:- CUSTOMERS, GEOGRAPHIC AND SEGMENT INFORMATION (Cont.)

	Year ended December 31, 2020
	Fixed Networks	Mobility Solutions	Terrestrial Infrastructure Projects	Unallocated	Total
	As Restated (1)		As Restated (1)		As Restated (1)

Revenues	$92,496	$54,169	$19,470	$-	$166,135
Cost of revenues	61,939	37,728	25,088	-	124,755

Gross profit (loss)	30,557	16,441	(5,618)	-	41,380

Research and development, net	7,350	18,953	-	-	26,303
Selling and marketing	12,388	4,448	35	-	16,871
General and administrative	8,520	4,002	1,541	-	14,063
Merger, acquisition and related litigation income, net	-	-	-	(53,633)	(53,633)

Operating income (loss)	2,299	(10,962)	(7,194)	53,633	37,776
Financial expenses, net					1,907

Income before taxes					35,869
Taxes on income					793

Net income					$35,076

Depreciation and amortization expenses	$5,953	$4,259	$79	$-	$10,291

	Year ended December 31, 2019
	Fixed Networks	Mobility Solutions	Terrestrial Infrastructure Projects	Unallocated	Total
	As Restated (1)		As Restated (1)		As Restated (1)

Revenues	$127,142	$104,665	$25,527	$-	$257,334
Cost of revenues	80,038	53,263	27,836	-	161,137

Gross profit (loss)	47,104	51,402	(2,309)	-	96,197

Research and development, net	10,919	19,265	-	-	30,184
Selling and marketing	14,955	6,485	48	-	21,488
General and administrative	11,279	5,914	1,322	-	18,515
Merger, acquisition and related litigation expenses, net	-	-	-	118	118

Operating income (loss)	9,951	19,738	(3,679)	(118)	25,892
Financial expenses, net					2,617

Income before taxes					23,275
Tax benefit					(13,583)

Net income					$36,858

Depreciation and amortization expenses	$7,032	$3,871	$75	$-	$10,978

(1) The Company restated previously issued consolidated financial statements. See Note 2 and Note 17 for additional information.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15:- CUSTOMERS, GEOGRAPHIC AND SEGMENT INFORMATION (Cont.)

b.Geographic information:

Following is a summary of revenues by geographic areas. Revenues attributed to geographic areas, based on the location of the end customers and in accordance with ASC 280, are as follows:

	Year ended December 31,
	2021	2020	2019
		As Restated (1)

Latin America *)	$70,421	$58,872	$75,464
Asia Pacific	45,512	25,265	44,181
United States and Canada	71,468	59,819	107,520
Europe, the Middle East and Africa **)	27,569	22,179	30,169

	$214,970	$166,135	$257,334

*)Revenues attributed to Peru in 2021 amounted to $ 49,511.

**)Revenues attributed to Israel in 2021 amounted to $ 5,923.

(1) The Company restated previously issued consolidated financial statements. See Note 2 and Note 17 for additional information.

c.The Company's long-lived assets (property and equipment, net and operating lease right-of-use assets) are located as follows:

	December 31,
	2021	2020

Israel	$58,435	$59,554
Latin America	5,518	3,657
United States	8,448	8,737
Europe	3,179	8,593
Other	1,289	1,510

	$76,869	$82,051

d.The table below represents the revenues from major customers and their segments:

	Year ended December 31,
	2021		2020		2019
			As Restated (1)
Customer A – Terrestrial and Fixed	19%		20%		14%
Customer D – Mobility	12%		*	)	* )
Customer B – Mobility	*	)	11%		13%
Customer C – Mobility	*	)	*	)	11%

*)Less than 10%

Customer A is located in Peru, Customers B, C and D are located in the United States.

(1) The Company restated previously issued consolidated financial statements. See Note 2 and Note 17 for additional information.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15:- CUSTOMERS, GEOGRAPHIC AND SEGMENT INFORMATION (Cont.)

e.Commencing in the first quarter of 2022, in order to reflect the Company’s new management’s approach in the management of the Company’s operations, organizational alignment, customer base and end markets, the Company  operates in three new operating segments, as follows:

•

Satellite Networks is focused on the development and supply of networks that are used as the platform that enables the latest satellite constellations of HTS, VHTS and NGSO opportunities worldwide. The Segment provides advanced broadband satellite communication networks and associated professional services and comprehensive turnkey solutions and managed satellite network services solutions. Segment’s customers are service providers, satellite operators, MNOs, Telcos, large enterprises, system integrators, defense, homeland security organizations and governments worldwide. Principal applications include In-Flight-Connectivity, cellular backhaul, maritime, social inclusion solutions, government, defense and enterprise networks and are driving meaningful partnerships with satellite operators to leverage Segment’s technology and breadth of services to deploy and operate the ground-based satellite communication networks. Segment’s product portfolio includes a leading satellite network platform with high-speed VSATs, high performance on-the-move antennas, BUCs and transceivers.

•

Integrated Solutions is focused on the development, manufacturing and supply of products and solutions for mission-critical defense and broadcast satellite communications systems, advanced on-the-move and on-the-pause satellite communications equipment, systems and solutions, including airborne, ground-mobile satellite systems and solutions. The Segment product portfolio comprises of leading high-efficiency, high-power SSPAs, BUCs and transceivers with a field-proven, high-performance variety of frequency bands. The segment’s customers are satellite operators, In-Flight Connectivity service providers, defense and homeland security system integrators, and NGSO gateway integrators.

•

Network Infrastructure and Services is focused on telecom operation and implementation of large-scale networks projects in Peru. The Segment provides terrestrial (fiber optic and wireless network) and satellite network construction and operation. The Segment serves customers through technology integration, managed networks and services, connectivity services, internet access and telephony over the Segment’s networks. The Segment implements projects using various technologies (including the Company’s equipment), mainly based on BOT and BOO contracts.

The Company is still evaluating whether the change in its operating segments, as described above, affects goodwill assignment to reporting units.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16:- RELATED PARTY BALANCES AND TRANSACTIONS

a.The Company entered into a number of agreements for the purchase of infrastructure, construction and services from C. Mer Industries Ltd. ("C. Mer"), a publicly traded company in Israel (TASE). As of December 31, 2021, the Company's largest shareholder, FIMI Opportunity Funds ("FIMI"), holds approximately 36.6% of C. Mer's share capital and representatives of FIMI serve on C. Mer’s board of directors.

b.In December 2015 the Company entered into a memorandum of understanding with Orbit Communication Systems, ("Orbit"), a publicly traded company in Israel (TASE), for development and manufacture of an antenna for an aggregate amount of approximately $1,750. The memorandum specifies prices per additional product units ordered in the future by the Company. In August 2017, FIMI acquired approximately 33.4% of Orbit's share capital. As of December 31, 2021, FIMI holds approximately 31.39% of Orbit share capital and representatives of FIMI serve on Orbit's board of directors.

In addition, Euclid Ltd., a supplier of the Company, was fully acquired by Orbit in January 2022. The Company purchases from Euclid antennas and related services.

c.The transactions with Company’s related parties were approved by Company’s Audit Committee and Board of Directors in accordance with the requirements of the Israeli Companies Law.

d.Transactions with the related parties:

	Year ended December 31,
	2021	2020	2019
		As Restated (1)

Cost of revenues of products	$1,044	$110	$1,318

Purchase of property and equipment and inventory	$-	$100	$-

e.Balances with the related parties:

	December 31,
	2021	2020
		As Restated (1)
Deferred charges (a part of Other current assets)	$202	$176

Trade payables	$466	$899

(1) The Company restated previously issued consolidated financial statements. See Note 2 and Note 17 for additional information.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 17:- RESTATEMENT OF PREVIOUSLY ISSUED CONSOLIDATED FINANCIAL STATEMENTS

The following tables present the impact of adjustments made in the Company’s revenues and cost of revenues in its consolidated financial statements as of and for the years ended December 31, 2019 and 2020. See Note 2 for additional information.

The consolidated statements of cash flows are not presented in the following tables because there is no impact on total cash flows from operating activities, investing activities and financing activities. The impact from the restatements within the operating activities section of the cash flow statement are illustrated in the consolidated balance sheets adjustments below.

Consolidated Balance Sheets:

ASSETS	December 31, 2020
	As Reported	Adjustments	As Restated

Contract assets	$41,573	$5,506	$47,079
Total current assets	233,406	5,506	238,912
Long-term contract assets	-	12,880	12,880
Total long-term assets	38,678	12,880	51,558
Total assets	$393,806	$18,386	$412,192

LIABILITIES AND SHAREHOLDERS' EQUITY

	December 31, 2020
	As Reported	Adjustments	As Restated

Accrued expenses	$46,387	$3,495	$49,882
Advances from customers and deferred revenues	26,244	(2,039)	24,205
Total current liabilities	147,354	1,456	148,810
Long-term advances from customers	1,890	348	2,238
Total long-term liabilities	12,642	348	12,990
Accumulated deficit	(691,446)	16,582	(674,864)
Total shareholders' equity	233,810	16,582	250,392
Total liabilities and shareholders' equity	$393,806	$18,386	$412,192

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:- RESTATEMENT OF PREVIOUSLY ISSUED CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

Consolidated Statements of Income:

	Year ended December 31, 2020
	As Reported	Adjustments	As Restated
Revenues:
Products	$94,010	$425	$94,435
Services	71,875	(175)	71,700
Total revenues	165,885	250	166,135

Cost of revenues:
Products	84,300	85	84,385
Services	40,370	-	40,370
Total cost of revenues	124,670	85	124,755

Gross profit	41,215	165	41,380
Operating income	37,611	165	37,776
Income before taxes on income	35,704	165	35,869
Net income	$34,911	$165	$35,076

*) Adjustment for total basic and diluted earnings per share is lower than $0.01

	Year ended December 31, 2019
	As Reported	Adjustments	As Restated
Revenues:
Products	$185,721	$(6,036)	$179,685
Services	77,771	(122)	77,649
Total revenues	263,492	(6,158)	257,334

Cost of revenues:
Products	122,071	(6,478)	115,593
Services	45,544	-	45,544
Total cost of revenues	167,615	(6,478)	161,137

Gross profit	95,877	320	96,197
Operating income	25,572	320	25,892
Income before taxes on income	22,955	320	23,275
Net income	$36,538	$320	$36,858
Total earnings per share:
Basic	$0.66	$0.01	$0.67
Diluted	$0.65	$0.01	$0.66

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 17:- RESTATEMENT OF PREVIOUSLY ISSUED CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

Consolidated Statements of Comprehensive Income:

	Year ended December 31, 2020
	As Reported	Adjustments	As Restated
Net income	$34,911	$165	$35,076
Comprehensive income	$33,942	$165	$34,107

	Year ended December 31, 2019
	As Reported	Adjustments	As Restated
Net income	$36,538	$320	$36,858
Comprehensive income	$36,870	$320	$37,190

Restated segments information

Terrestrial Infrastructure Projects

	Year ended December 31, 2020			Year ended December 31, 2019
	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated
Revenues	$19,045	$425	$19,470	$31,562	$(6,035)	$25,527
Cost of revenues	25,003	85	25,088	34,314	(6,478)	27,836
Gross loss	(5,958)	340	(5,618)	(2,752)	443	(2,309)
Operating loss	$(7,534)	$340	$(7,194)	$(4,122)	$443	$(3,679)

Fixed Networks

	Year ended December 31, 2020			Year ended December 31, 2019
	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated
Revenues	$92,671	$(175)	$92,496	$127,265	$(123)	$127,142
Cost of revenues	61,939	-	61,939	80,038	-	80,038
Gross profit	30,732	(175)	30,557	47,227	(123)	47,104
Operating profit	$2,474	$(175)	$2,299	$10,074	$(123)	$9,951

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 18:- SUBSEQUENT EVENT

Against the backdrop of the recent military conflict of Russia and Ukraine and the rising tensions between the U.S. and other countries, on the one hand, and Russia, on the other hand, major economic sanctions and export controls restrictions on Russia and various Russian entities were imposed by the U.S., European Union and the United Kingdom in February 2022, and additional sanctions and restrictions may be imposed in the future. Theses sanctions and restrictions may materially restrict the Company’s business in Russia which mainly includes exports to Russia, which amounted to approximately $6,300 in 2021, and may delay or prevent the Company from collecting funds and perform money transfers from Russia. While the Company’s business in Russia is of limited in scope and not material to the Company’s consolidated results, these restrictions may cause a reduction of the Company’s sales and financial results. In Addition, The Company receives manufacturing services from a global manufacturer’s facility in Ukraine. While the manufacturer assured the Company that the operations of the plant have not been interrupted by the military situation in Ukraine and has a recovery plan in place, there is no assurance that negative developments in the area in the future will not disrupt the Company’s business and materially adversely affect the Company’s business.