Form 20-F/A
period 2021-12-31
GILAT SATELLITE NETWORKS LTD
filed 2022-09-14
CIK 897322

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

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

Gil Benyamini
Chief Financial Officer
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

Yes ☐  No ☒

This report on Form 20-F/A is being incorporated by reference into our Registration Statements on Form F-3 (Registration No. 333-266044) and on Form S-8 (Registration Nos. 333-180552, 333-187021, 333-204867, 333-210820, 333-217022, 333-221546, 333-223839, 333-231442, 333-236028. 333-253972, 333-255740 and 333-264974).

EXPLANATORY NOTE

On May 16, 2022, Gilat Satellite Networks Ltd. (the “Company”) filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2021 (the “Original Form 20-F”). This Amendment No. 1 (the “Amendment”) amends the Original Form 20-F solely (i) to modify Item 15 (Controls and Procedures) to state that, after reconsidering the implications of the identified and reported material weaknesses in internal controls over financial reporting, the Company has determined that its disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended) were ineffective as of December 31, 2021, and (ii) to correct a typographical error in the Report of the Company’s Independent Registered Public Accounting Firm, Kost Forer Gabbay and Kasierer. a Member of Ernst & Young Global, included in Item 18 (Financial Statements), and file a new consent of the Company’s Independent Registered Public Accounting Firm, Kost Forer Gabbay and Kasierer. a Member of Ernst & Young Global, as Exhibit 15.1.

This Amendment speaks as of the original filing date and does not reflect events occurring after the filing of the Original Form 20-F. No revisions are being made to the other portions of the Original Form 20-F.

In addition, as required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), new certifications by the Company’s principal executive officer and principal financial officer are filed herewith as exhibits to this Amendment pursuant to Rule 13a-14(a) of the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

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

Disclosure Controls and Procedures

Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended) as of December 31, 2021, have concluded that, as of such date, our disclosure controls and procedures were ineffective due to material weaknesses identified in our internal controls, as described below.

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

4.1
Summary in English of the material provisions of the agreement between Gilat Satellite Networks Ltd. and First International Bank of Israel Ltd. Dated December 30, 2021 and of existing pledges created in favor of the First International Bank of Israel Ltd., previously filed as Exhibit 4.1 to our Annual Report on Form 20-F for the fiscal year ending December 31, 2021, which Exhibit is incorporated herein by reference.

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

4.16
Amendment No. 16 to Gilat Satellite Networks Ltd. 2008 Share Incentive Plan (including the Israeli Sub-plan to the Gilat Satellite Networks Ltd. 2008 Share Incentive Plan), previously filed as Exhibit 4.16 to our Annual Report on Form 20-F for the fiscal year ending December 31, 2021, which Exhibit is incorporated herein by reference.

4.17
Amendment No. 17 to Gilat Satellite Networks Ltd. 2008 Share Incentive Plan (including the Israeli Sub-plan to the Gilat Satellite Networks Ltd. 2008 Share Incentive Plan), previously filed as Exhibit 4.17 to our Annual Report on Form 20-F for the fiscal year ending December 31, 2021, which Exhibit is incorporated herein by reference.

4.18
Amendment No. 18 to Gilat Satellite Networks Ltd. 2008 Share Incentive Plan (including the Israeli Sub-plan to the Gilat Satellite Networks Ltd. 2008 Share Incentive Plan), previously filed as Exhibit 4.18 to our Annual Report on Form 20-F for the fiscal year ending December 31, 2021, which Exhibit is incorporated herein by reference.

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

8.1	List of subsidiaries previously filed as Exhibit 8.1 to our Annual Report on Form 20-F for the fiscal year ending December 31, 2021, which Exhibit is incorporated herein by reference.
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
13.1	Certification by Chief Executive Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification by Chief Financial Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

101.INS	Inline XBRL Instance Document *.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.PRE	Inline XBRL Taxonomy Presentation Linkbase Document.

101.CAL	Inline XBRL Taxonomy Calculation Linkbase Document.

101.LAB	Inline XBRL Taxonomy Label Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

104	Cover page formatted as Inline XBRL and contained in Exhibit 101

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

Date: September 14, 2022

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
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the board of directors of
GILAT SATELLITE NETWORKS LTD.
Opinion on the financial statements
We have audited the accompanying consolidated balance sheets of Gilat Satellite Networks Ltd. and its subsidiaries (the Company) as of December 31, 2021 and 2020, the related consolidated statements of income (loss), comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.
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

The aggregate estimated amount of the transaction price allocated to performance obligations from contracts with customers that have an original expected duration of more than one year and that are unsatisfied (or partially unsatisfied) as of December 31, 2021 is approximately $393,370. Such unsatisfied performance obligations, other than for large scale governmental projects (expected to be recognized over periods of approximately 8—12 years), principally relate to contracts in which the Company committed to provide customer care services, extended warranty on equipment delivered to its customers or other services for an original period of more than one year.

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

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:- TAXES ON INCOME (Cont.)

2.Deferred taxes are included in the consolidated balance sheets, as follows:
	December 31,
	2021	2020

Long-term assets	$17,551	$19,295

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

*) Revenues attributed to Peru in 2021 amounted to $ 49,511.

**) Revenues attributed to Israel in 2021 amounted to $ 5,923.

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

*) Less than 10%

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