Form 20-F
period 2022-12-31
GILAT SATELLITE NETWORKS LTD
filed 2023-03-13
CIK 897322

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐       REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒       ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Doron Kerbel
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

56,610,404 Ordinary Shares, NIS 0.20 nominal value per share
(as of December 31, 2022)

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Yes ☐        No ☒

This report on Form 20-F is being incorporated by reference into our Registration Statements on Form F-3 (Registration No. 333-266044) and on Form S-8 (Registration Nos. 333-180552, 333-187021, 333-204867, 333-210820, 333-217022, 333-221546, 333-223839, 333-231442, 333-236028, 333-253972, 333-255740 and 333-264974).

INTRODUCTION

          We are a leading global provider of satellite-based broadband communications. We design and manufacture ground-based satellite communications equipment and provide comprehensive solutions and end-to-end services powered by our innovative technology. Our portfolio includes a cloud-based satellite network platform, Very Small Aperture Terminals, or VSATs, amplifiers, high-speed modems, high-performance on-the-move antennas, and high efficiency, high power Solid State Power Amplifiers, or SSPAs, Block Upconverters, or BUCs,  and Transceivers. Our comprehensive solutions support multiple applications with a full portfolio of products to address key applications, including broadband internet access, cellular backhaul over satellite, enterprise, social inclusion solutions, In-Flight-Connectivity, or IFC, maritime, trains, defense, and public safety, all while meeting the most stringent service level requirements. We have a large installed base, and currently have hundreds of active networks.

We provide managed network and services through satellite and terrestrial networks in addition to developing and marketing ground-based satellite communications equipment. We have proven experience in delivering complex projects and services worldwide. We offer complete turnkey integrated solutions, including:

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

          We have 15 sales and support offices worldwide, three Network Operation Centers, or NOCs, and five R&D centers.  Our products are sold to communication service providers, satellite operators, Mobile Network Operators, or MNOs, and system integrators that use satellite communications to serve enterprise, social inclusion solutions, government and residential users, MNOs and system integrators that use our technology. Our solutions and services are also sold to defense and homeland security organizations. In addition, we provide services directly to end-users in various market segments, including in certain countries in Latin America.

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

•
Mobility Solutions provides advanced on-the-move satellite communications equipment, systems, and solutions, including airborne, maritime, gateways and ground-mobile satellite systems and solutions. This operating segment provides solutions for land, sea and air connectivity, focusing on the high-growth IFC market, with our unique leading technology as well as defense and homeland security activities. Our product portfolio includes a leading network platform with high-speed VSATs, high performance on-the-move antennas and high efficiency, high power SSPAs, BUCs and transceivers. Our customers are satellite operators, service providers, system integrators, defense and homeland security organizations, as well as other commercial entities worldwide.

i

•	Terrestrial Infrastructure Projects provides fiber and wireless network infrastructure construction of the Programa Nacional de Telecomunicaciones (Pronatel), or PRONATEL, in Peru.

Commencing in the first quarter of 2022, to reflect our new management’s approach to the management of our operations, organizational alignment, customer base and end markets, we operate in three operating segments, as follows:

•
Satellite Networks is focused on developing and supplying networks that are used as the platform that enables the latest satellite constellations of HTS, VHTS and NGSO opportunities worldwide. We provide advanced broadband satellite communication networks and associated professional services and comprehensive turnkey solutions and managed satellite network services solutions. Our customers are service providers, satellite operators, MNOs, Telcos, large enterprises, system integrators, defense, homeland security organizations, and governments worldwide. Principal applications include In-Flight-Connectivity, cellular backhaul, maritime, social inclusion solutions, government, defense and enterprise networks and are driving meaningful partnerships with satellite operators to leverage our technology and breadth of services to deploy and operate the ground-based satellite communication networks. Our product portfolio includes a leading satellite network platform with high-speed VSATs, high-performance on-the-move antennas, BUCs, and transceivers.

•
Integrated Solutions is focused on developing, manufacturing, and supplying products and solutions for mission-critical defense and broadcast satellite communications systems, advanced on-the-move and on-the-pause satellite communications equipment, systems and solutions, including airborne, ground-mobile satellite systems and solutions. The integrated solutions product portfolio comprises of leading high-efficiency, high-power SSPAs, BUCs and transceivers with a field-proven, high-performance variety of frequency bands. Our customers are satellite operators, In-Flight Connectivity service providers, defense and homeland security system integrators, and NGSO gateway integrators.

•
Network Infrastructure and Services is focused on telecom operation and implementation of large-scale network projects in Peru. We provide terrestrial (fiber optic and wireless network) and satellite network construction and operation. We serve our customers through technology integration, managed networks and services, connectivity services, internet access and telephony over our own networks. We implement projects using various technologies (including our equipment), mainly based on BOT and BOO contracts.

We concluded that the change in our reporting segments, as described above, does not require goodwill re-assignment.

Our ordinary shares are traded on the NASDAQ Global Select Market under the symbol “GILT” and on the Tel Aviv Stock Exchange, or the TASE. As used in this annual report, the terms “we”, “us”, “Gilat” and “our” mean Gilat Satellite Networks Ltd. and its subsidiaries, unless otherwise indicated.

The marks “Gilat®”, “SkyEdge®”, “Wavestream®”, “AeroStream®”, “Raysat®”, “SatTrooperTM”, and “Spatial AdvantEdge™” and other marks appearing in this annual report on Form 20-F are trademarks of our company and its subsidiaries. Other trademarks appearing in this Annual Report on Form 20-F are owned by their respective holders.

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

TABLE OF CONTENTS

PART I		1
ITEM 1:	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	1
ITEM 2:	OFFER STATISTICS AND EXPECTED TIMETABLE	1
ITEM 3:	KEY INFORMATION	1
A.	Reserved	1
B.	Capitalization and Indebtedness	1
C.	Reasons for the Offer and Use of Proceeds	1
D.	Risk Factors	1
ITEM 4:	INFORMATION ON THE COMPANY	24
A.	History and Development of the Company	24
B.	Business Overview	25
C.	Organizational Structure	42
D.	Property, Plants and Equipment	42
ITEM 4A:	UNRESOLVED STAFF COMMENTS	43
ITEM 5:	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	43
A.	Operating Results	43
B.	Liquidity and Capital Resources	51
C.	Research and Development	53
D.	Trend Information	54
E.	Critical Accounting Estimates	56
ITEM 6:	DIRECTORS AND SENIOR MANAGEMENT	60
A.	Directors and Senior Management	60
B.	Compensation of Directors and Officers	64
C.	Board Practices	67
D.	Employees	75
E.	Share Ownership	76
ITEM 7:	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	77
A.	Major Shareholders	77
B.	Related Party Transactions	79
C.	Interests of Experts and Counsel	79
ITEM 8:	FINANCIAL INFORMATION	79
ITEM 9:	THE OFFER AND LISTING	81
A.	Offer and Listing Details	81
B.	Plan of Distribution	81
C.	Markets	81
D.	Selling Shareholders	81
E.	Dilution	81
F.	Expense of the Issue	81
ITEM 10:	ADDITIONAL INFORMATION	81
A.	Share Capital	81
B.	Memorandum and Articles of Association	82
C.	Material Contracts	82
D.	Exchange Controls	83
E.	Taxation	83
F.	Dividend and Paying Agents	92
G.	Statement by Experts	92
H.	Documents on Display	92
I.	Subsidiary Information	93
ITEM 11:	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	93
ITEM 12:	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	94

v

PART I

ITEM 1:	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.
ITEM 2:	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.
ITEM 3:	KEY INFORMATION

A.	Reserved

B.	Capitalization and Indebtedness

Not applicable.
C.	Reasons for the Offer and Use of Proceeds

Not applicable
D.	Risk Factors

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
Risks Relating to Our Business
•	A significant portion of our revenue in 2022 was attributable to a limited number of customers.
•
A failure to deliver upon our large-scale projects in an economical and a timely manner, or a delay in collection of payments due to us in connection with any such large-scale project could have a significant adverse impact on our operating results.

•
The continuing effects of the COVID-19 pandemic are highly unpredictable and could be significant, and the duration and extent to which this will impact our future results of operations and overall financial performance remains uncertain.

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

•	Actual results could materially differ from the estimates and assumptions that we use to prepare our financial statements.
•
Tax authorities may disagree with our provisions and payments related to income taxes, deduction of withholding taxes, intercompany charges, cross-jurisdictional transfer pricing or other matters which could result in our being assessed additional taxes.

•	Our insurance coverage may not be sufficient for every aspect or risk related to our business.
•	We operate in the highly competitive industry and may be unsuccessful in competing effectively in the future.
•	Our lengthy sales cycles could harm our results of operations if forecasted sales are delayed or do not occur.
•	We may enter into acquisition agreements, and such acquisitions, could be difficult to integrate, disrupt our business and dilute shareholder value.
•	If we are unable to competitively operate within the network communications market and respond to new technologies, our business could be adversely affected.
•	If we are unable to competitively operate within the GEO, HTS/VHTS, and NGSO satellite environments, our business could be adversely affected.
•
We are dependent upon a limited number of suppliers for key components that are incorporated in our products, and may be significantly harmed if we are unable to obtain such components on favorable terms or on a timely basis. We are also affected by global supply chain disruptions and price increases and may be affected by the military situation in Ukraine.

•
We are dependent upon a limited number of suppliers of space segment, or transponder capacity and may be significantly harmed if we are unable to obtain the space segment for the provision of services on favorable terms or on a timely basis.

•
Our failure to obtain or maintain authorizations under the U.S. export control and trade sanctions laws and export regulations and restrictions or Israel’s enhanced export control regulations could have a material adverse effect on our business.

•
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

•	Unfavorable global and regional economic, political and health conditions could adversely affect our business, financial condition or results of operations.
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

•	Potential liability claims relating to our products or services could have a material adverse effect on our business.
•	Environmental laws and regulations may subject us to significant liability.
•	We may suffer from a short-term decrease in our revenues due to customers shifting to our SkyEdge IV next generation system.

Risks Related to Ownership of Our Ordinary Shares
•
We identified material weaknesses in our internal control over financial reporting as of December 31, 2021, which we believe have been remediated in the year ended in December 31, 2022. If we experience material weaknesses or other deficiencies in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately and timely report our financial results, which could cause shareholders to lose confidence in our financial and other public reporting, and adversely affect our share price.

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

•	We may in the future be classified as a passive foreign investment company, or PFIC, which would subject our U.S. investors to adverse tax rules.
•	Future sales of our ordinary shares and the future exercise of options may cause the market price of our ordinary shares to decline and may result in a substantial dilution.
•	Certain of our shareholders beneficially own a substantial percentage of our ordinary shares.
•	No assurance can be given that we will distribute dividends in the future.
•	Our ordinary shares are traded on more than one market and this may result in price variations.

Risks Related to Our Location in Israel
•
Political and economic conditions in Israel may limit our ability to produce and sell our products. This could have a material adverse effect on our operations and business condition, harm our results of operations and adversely affect our share price.

•	Your rights and responsibilities as a shareholder are governed by Israeli law and differ in some respects from those under Delaware law.
•
As a foreign private issuer whose shares are listed on the NASDAQ Global Select Market, we follow certain home country corporate governance practices instead of certain NASDAQ requirements, which may not afford shareholders with the same protections that shareholders of domestic companies have.

•	Our results of operations may be negatively affected by the obligation of our personnel to perform military service.
•	You may not be able to enforce civil liabilities in the U.S. against our officers and directors.
•
Under current Israeli law, U.S. law and the laws of other jurisdictions, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

Risks Relating to Our Business
A significant portion of our revenue in 2022 was attributable to a limited number of customers.
We depend on several large-scale contracts for a significant percentage of our revenues. In 2022, a significant portion of our revenue was attributable to our contracts with a major U.S. satellite telecommunication company and with a Peruvian governmental authority, PRONATEL, mainly with respect to six regions in Peru, or the PRONATEL Regional Projects. Our sales to our U.S. major satellite telecommunication customer, accounted for approximately 13% of our revenue in the year ended December 31, 2022. Our sales to PRONATEL accounted for approximately 21% of our revenue in the year ended December 31, 2022.

The PRONATEL Regional Projects, which were awarded to us in 2015 and in 2018, are of contractual value of $395 million and $154 million, respectively. The expected duration of the PRONATEL Regional Projects was significantly prolonged from their scheduled delivery dates due to continued delays in the construction phase. In addition, due to preventative measures taken by Peruvian governmental authorities with respect to COVID-19, certain restrictions and lockdowns were imposed which resulted in additional delays in progress of the PRONATEL Regional Projects, which are expected to continue for approximately 14-16 years. Recently, political turmoil following the ouster and arrest of Peruvian President Pedro Castillo. Peru's new appointed president, Dina Boluarte, declared a nationwide state of emergency in December, suspending some civil liberties such as the right to assembly. While Lima, the capital, has seen some protests they have been centered in the rural Andes. If continued, it is likely that the political turmoil will adversely affect our operations in Peru, delaying even further existing projects and postpone PRONATEL decision to enter new ones. See Item 4.B. – “Information on the Company – Business Overview – Network Infrastructure and Services – Overview”. If we fail to deliver in a timely manner upon any of our large contracts or if any of these or other large customers were to terminate their existing contracts with us or substantially reduce the services or quantity of products they purchase from us, our revenues and operating results could be materially adversely affected. Additionally, a recession, depression, excessive inflation or other sustained adverse market events resulting from the spread of COVID-19 could materially and adversely affect our business and that of our customers or potential customers.
A failure to deliver upon our large-scale projects in an economical and a timely manner, or a delay in collection of payments due to us in connection with any such large-scale project could have a significant adverse impact on our operating results.
We have been awarded a number of large-scale projects by our customers, including foreign governments, such as the Peruvian PRONATEL Regional Projects in 2015 and in 2018 and contracts with a major U.S. satellite telecommunication company, and with a large U.S. system integrator and with a government owned Telco. While we have successfully implemented large-scale network infrastructure projects and operations in rural areas, the PRONATEL Regional Projects as well as other projects are complex and require cooperation of third parties. Additionally, the delivery of our large-scale projects requires us to invest significant funds in order to obtain bank guarantees and requires us to incur significant expenses before we receive full payment from our customers. Failure to execute these projects in an economical manner within the projects’ budgets and schedules could result in significant penalties, impact our ability to receive and recognize the expected revenues, reduce our cash balance, and cause us losses, which would significantly adversely impact our operating results. The overall expected duration of the 2015 and 2018 PRONATEL Regional Projects was significantly prolonged from their scheduled delivery dates as explained above The construction phase of the first four PRONATEL Regional Projects was accepted by PRONATEL during 2019 and 2021 and we have entered into the operation phase with respect to these projects. If we fail to complete the remaining two projects in a timely manner or are unable to reach such agreement with PRONATEL for the other projects, we could incur significant penalties which will have a significant adverse effect on our business and financial results.
The continuing effects of the COVID-19 pandemic are highly unpredictable and could be significant, and the duration and extent to which this will impact our future results of operations and overall financial performance remains uncertain.
During the years 2020 and 2021 the COVID-19 pandemic had an adverse effect on our industry and the markets in which we operate. During that time, the COVID-19 outbreak significantly impacted the travel and aviation markets in which our significant IFC customers operate and resulted in a significant reduction of our business with some of these customers. We also experienced postponed and delayed orders in certain other areas of our businesses. Further, the guidance of social distancing, lockdowns, quarantines and the requirements to work from home in various key territories such as Israel, Peru, California, Australia, Bulgaria, China and other countries, in addition to greatly reduced travel globally, resulted in a substantial curtailment of business activities, which affected our ability to conduct fieldwork as well as deliver products and services in the areas where restrictions were implemented by the local governments. In addition, certain of our sales and support teams were unable to travel or meet with customers and the pandemic threat caused operating, manufacturing, supply chain and project development delays and disruptions, labor shortages, travel and shipping disruptions and shutdowns (including as a result of government regulation and prevention measures). As a result, we experienced a significant reduction in business in 2020. The regression of the pandemic during 2022, followed by lifting of travel restrictions and social distancing regulations, led to a recovery in our business. In the twelve months ended December 31, 2022, our revenue was $240 million, compared to $215 million in the comparable period of 2021, and $166 million in the comparable period of 2020.

The potential long-term impact and duration of the COVID-19 pandemic on the global economy and our business continue to be difficult to assess or predict. Related public health and safety measures have resulted in significant social disruption and have had an adverse effect on economic conditions and spending, inflation, interest rates, and business investment, all of which have affected our business. In addition, the cessation of certain health and safety measures initiated in response to the pandemic has likely resulted in lower demand for our services. Moreover, we may also experience business disruption if the operations of our contractors, vendors or business partners are adversely affected.
In the past, we incurred major losses and we may not be able to continue to operate profitably in the future.
We achieved net income in the fiscal years 2017, 2018, 2019 and 2020, but incurred major losses in certain years prior to fiscal 2017. In 2020 we incurred an operating loss (excluding the payment received from Comtech as described below) and in 2021, we had a net loss of $3.03 million. In 2020, our net income was $35.1 million, which was attributable to our receipt of $53.6 million, net of related expenses, in connection with our settlement with Comtech Telecommunications Corp., or Comtech, in connection with the termination of the merger agreement we entered into with Comtech in 2020, or the Merger Agreement. Excluding the payment received from Comtech, net of related expenses, we would have incurred a net loss of $18.5 million in the year ended December 31, 2020. We have an accumulated deficit of $683.8 million. We cannot assure you that we can operate profitably in the future. If we do not continue to operate profitably, our share price will decline, and the viability of our company will be in question.
Our available cash balance may decrease in the future if we cannot generate cash from operations.
Our cash, cash equivalents including restricted cash as of December 31, 2022 were $87.1 million compared to $84.4 million as of December 31, 2021. Our positive cash flow (including restricted cash) from operating activities was approximately $10.8 million in the year ended December 31, 2022. In the years ended December 31, 2021 and 2020 we had positive cash flow from operating activities of $18.9 million and $43.2 million (including $53.6 million received from Comtech in connection with our settlement agreement), respectively. If we do not generate sufficient cash from operations in the future, including from our large-scale projects, our cash balance will decline, and the unavailability of cash could have a material adverse effect on our business, operating results and financial condition.

The delivery of our large-scale projects requires us to invest significant funds in order to obtain bank guarantees and may require us to incur significant expenses before we receive full payment from our customers. This applies mainly to the 2015 and 2018 PRONATEL Regional Projects, which has initial contractual values of $395 million and $154 million, respectively. The revenues from these projects are expected to be generated over a period of 14-16 years. We have used the advance payments received from PRONATEL as well as internal cash resources in order to finance the PRONATEL Regional Projects, and may need to significantly increase the internal cash resources used for further investment in the PRONATEL Regional Projects. We have used surety bonds and our internal resources in order to provide the required bank guarantees for the PRONATEL Regional Projects, which were approximately $58 million in the aggregate as of December 31, 2022. If we fail to obtain the necessary funding or if we fail to obtain such funds on favorable terms, we will not be able to meet our commitments and our cash flow and operational results may be adversely affected.

If the satellite communications markets fail to grow, our business could be materially harmed.

Movement towards NGSO satellite constellation networks may reduce the market size for geostationary satellite, or GEO, technology and services. It is difficult to predict the rate at which these emerging markets will grow or decline and there is no assurance that we will be able to further expand our penetration into the NGSO market. In addition, any significant improvement or increase in the amount of terrestrial capacity which are sought by many companies, particularly with respect to the existing fiber optic cable infrastructure and point-to-point microwave, may cause our fixed networks’ customers to shift their transmissions to terrestrial capacity or make it more difficult for us to obtain new customers. If fiber optic cable networks or other terrestrial-based high-capacity transmission systems are available to service a particular point, that capacity, when available, is generally less expensive than satellite capacity. As terrestrial-based telecommunications services expand, demand for some fixed satellite-based services may be reduced.
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
In March and December 2015, the Peruvian government awarded us the PRONATEL Regional Projects under four separate bids for the construction of networks, operation of the networks for a defined period and their transfer to the government. In 2018, we were awarded two additional PRONATEL Regional Projects with initial contractual values of $395 million and $154 million, respectively. The revenues from these projects are expected to be generated over a period of 14-16 years.
  Recently, political turmoil followed the ouster and arrest of Peruvian President Pedro Castillo. Peru's newly appointed president, Dina Boluarte, declared a nationwide state of emergency in December, suspending some civil liberties such as the right to assembly. While Lima, the capital of Peru, has seen some protests they have been centered in the rural Andes. If continued, it is likely that the political turmoil will adversely affect our operations in Peru, delaying even further existing projects and postpone PRONATEL decision to enter new ones.
Agreements with the governments in these countries typically include unilateral early termination clauses and involve other risks such as the imposition of new government regulations and taxation that could pose additional financial burdens on us. Changes in the political or economic situation in these countries can result in the early termination of our business there, or materially adversely affect our ability to successfully complete our projects. Any termination of our business in any of the aforementioned countries or breach of contractual obligations by our customers could have a significant adverse impact on our business. See Item 4.B. – “Information on the Company – Business Overview – Network Infrastructure and Services – Overview”.

Actual results could materially differ from the estimates and assumptions that we use to prepare our financial statements.
In order to prepare our financial statements in conformity with generally accepted accounting principles in the United States (“U.S. GAAP”), our management is required to make estimates and assumptions, as of the date of the financial statements, which affect the reported values of assets and liabilities, revenues and expenses, and disclosures of contingent assets and liabilities. Main areas that require significant estimates and assumptions by our management include contract costs, revenues (including variable consideration) and profits or losses, application of percentage-of-completion accounting, provisions for uncollectible receivables and customer claims, impairment of inventories, impairment of long-lived assets, useful life of long-lived assets, goodwill impairment, valuation allowance in respect of deferred tax assets, uncertain tax positions, valuation of assets acquired and liabilities assumed in connection with business combinations, accruals for estimated liabilities, including litigation and insurance reserves, and stock-based compensation. Our actual results could materially differ from, and could require adjustments to, those estimates.
In particular, we recognize revenues generated from some projects using the percentage-of-completion method. Under this method, estimated revenue is recognized by applying the percentage of completion of the contract for the period (based on the ratio of costs incurred to total estimated costs of the contract) to the total estimated revenue for the contract. As a result, revisions made to the estimates of revenues and profits are recorded in the period in which the conditions that require such revisions become known and can be estimated.
Although we believe that our financial statements are correct, that our profit margins are fairly stated and that adequate provisions for losses for fixed-price contracts are recorded in our financial statements, as required under U.S. GAAP, we cannot assure you that our contract profit margins will not decrease or that any loss provisions will not increase materially in the future.
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
Our business includes risks, only some of which are covered by our insurance. For example, in our satellite capacity agreements, we do not have a backup for satellite capacity, and we do not have indemnification or insurance in the event that our supplier’s satellite malfunctions or data is lost. Satellites utilize highly complex technology and operate in the harsh environment of space and therefore are subject to significant operational risks while in orbit. The risks include in-orbit equipment failures, malfunctions and other kinds of problems commonly referred to as anomalies. Satellite anomalies include, for example, circuit failures, transponder failures, solar array failures, telemetry transmitter failures, battery cell and other power system failures, satellite control system failures and propulsion system failures. Liabilities in connection with our products, services, managed networks services, premises, construction and deployment projects, or in connection with risks associated with potential cyber-attacks may not be covered by insurance or may be covered only to a limited extent. Our third-party suppliers do not always have back-to-back liability or insurance coverage to the same extent guaranteed by us towards our customers. In addition, our insurance does not provide coverage for acts of fraud or theft. Our business, financial condition and operating results could be materially adversely affected if we incur significant costs resulting from these exposures.
We operate in the highly competitive industry and may be unsuccessful in competing effectively in the future.
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
The network communication market is dominated by larger corporations. As part of the consolidation trend in the market, we are in competition with greater consolidated corporations. Some of our competitors have greater financial resources, providing them with greater research and development and marketing capabilities. Our competitors may also be more experienced in obtaining regulatory approvals for their products and services and marketing them. Our relative position in the network communications industry may place us at a disadvantage in responding to our competitors’ pricing strategies, technological advances and other initiatives. Our principal competitors in the supply of VSAT networks are Hughes Network Systems, LLC (owned by EchoStar Corporation), or HNS, ViaSat Inc., or ViaSat, Singapore Technologies Engineering Ltd., or ST Engineering iDirect, Comtech Telecommunications Corp and UHP Networks Inc. (being acquired by Comtech), or UHP. Speedcast Communications Inc., or Speedcast, SES S.A., or SES, Oneweb Communication Limited, or Oneweb, Eutelsat S.A., or Eutelsat, and Intelsat are our principal competitors in the provision of managed satellite network services solutions. Most of our competitors have developed or adopted different technology standards for their VSAT products. Our primary competitors with respect to our BUCs and other Wavestream products are Communications & Power Industries LLC, or CPI, General Dynamics Satcom Technologies, Paradise Datacom, Comtech Xicom Technology Inc., or Xicom, and Mission Microwave Technologies.
Our low-profile in-motion ground, aero and maritime antennas target a competitive market with multiple players such as Honeywell, Astronics AeroSat Corporation, or AeroSat, Qest Quantum Electronic Systems GmbH or Qest, Tecom Industries, Inc., or Tecom, GetSAT Communication Ltd., or GetSat, and Thinkom Solutions or Thinkom. Competitors in the defense sector include General Dynamics Satcom Technologies, Orbit Communication Systems, or Orbit, Elbit Systems Ltd., or Elbit, and L3Harris Technologies, Inc. or L3Harris. Multiple additional competitors are entering the low-profile in-motion arena and specifically electronically steered antenna market, some with new and advanced technologies (for example Satixfy; Stellar Blue; JNS). If these new entrants and/or new technologies are able to significantly penetrate the market our business could be negatively affected.

In addition, ViaSat, HNS, and Oneweb have launched their own satellites, which enable them to offer vertically integrated solutions to their customers, which may further change the competitive environment in which we operate and could have an adverse effect on our business.
          In areas where we operate public rural telecom services (voice, data and internet) and are engaged in construction of fiber-optic transport and access networks based on wireless systems, we typically encounter competition on government subsidized bids from various service providers, system integrators and consortiums. Some of these competitors offer solutions based on VSAT technology and some on terrestrial technologies (typically, fiber-optic and wireless technologies). In addition, as competing technologies such as cellular network and fiber-optic become available in rural areas where not previously available, our business could be adversely affected. We may not be able to compete successfully against current or future competitors. Such competition may adversely affect our future revenues and, consequently, our business, operating results and financial condition.

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
We may enter into acquisition agreements, and such acquisitions could be difficult to integrate, disrupt our business and dilute shareholder value.
We may from time to time seek to acquire businesses that enhance our capabilities and add new technologies, products, services and customers to our existing businesses. We may not be able to identify acquisition candidates on commercially reasonable terms or at all. If we make additional business acquisitions or enter into a merger agreement, we may not be able to successfully consummate and close the merger agreement, or  integrate the business acquired or we might not realize the benefits anticipated from these acquisitions or sales, including sales growth, cost synergies and improving margins. Furthermore, we might not be able to obtain additional financing for business acquisitions, since such additional financing could be restricted or limited by the terms of our debt agreements or due to unfavorable capital market conditions. Once integrated, acquisitions may not achieve comparable levels of revenues, profitability or productivity as our existing business or otherwise perform as expected. The occurrence of any of these events could harm our business, financial condition or results of operations.
On January 29, 2020 we entered into a merger agreement with Comtech and a wholly-owned subsidiary of Comtech, for the merger of its subsidiary with and into our Company. Following a dispute between the parties, including litigation in the Chancery Court of Delaware, the parties agreed to terminate the merger agreement in October 2020 and Comtech paid us $70 million in settlement of the dispute. If we determine to seek other opportunities for business consolidation, we may not be able to negotiate and consummate a transaction on terms comparable to, or better than, the terms of that agreement.
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
The network communications market, which our products and services target, is characterized by rapid technological changes, new product introductions and evolving industry standards. For example, cloud-based technologies, and new 5G Non Terrestrial Networks standards. If we fail to stay abreast of significant technological changes, our existing products and technology could be rendered obsolete. Historically, we have endeavored to enhance the applications of our existing products to meet the technological changes and industry standards. Our success is dependent upon our ability to continue to develop new innovative products, applications and services and meet developing market needs.
To remain competitive in the network communications market, we must continue to be able to anticipate changes in technology, market demands and industry standards and to develop and introduce new products, applications and services, as well as enhancements to our existing products, applications and services. Competitors in satellite ground equipment market, low-profile antenna market and high-power transceivers market are introducing new and improved products and our ability to remain competitive in this field will depend in part on our ability to advance our own technology. New communications networks that integrate satellites operating in low or medium earth orbits may compete significantly with current networks and may reduce the market prices and success of our current products until such time as we adapt our technology to support NGSO satellites. If we are unable to respond to technological advances on a cost-effective and timely basis, or if our new products or applications are not accepted by the market, our business, financial condition and operating results could be adversely affected.
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
Although we have entered the HTS market with what we believe to be leading HTS VSAT technology, we expect that our penetration into that market will be gradual and our success is not assured. In addition, our competitors, who are producing large numbers of VSATs, may benefit from cost advantages. If we are unable to reduce our VSAT costs sufficiently, we may not be competitive in the international market. We also expect that competition in this industry will continue to increase.

We are dependent upon a limited number of suppliers for key components that are incorporated in our products, and may be significantly harmed if we are unable to obtain such components on favorable terms or on a timely basis. We are also affected by global supply chain disruptions and price increases and may be affected by the military situation in Ukraine.
Several of the components required to build our products are manufactured by a limited number of suppliers. Although we have managed to solve the difficulties we experienced in the past with our suppliers with respect to availability of components, we cannot assure the continued availability of key components or our ability to forecast our component requirements sufficiently in advance. Although we are working with our suppliers to obtain components for our products on favorable terms there is no assurance that our efforts will be successful. The COVID-19 outbreak has caused certain delays and world-wide disruptions in manufacturing, supply chain, labor shortages, travel and shipping disruption and shutdowns, as well as cost increase of raw material and electronic components, which continue to adversely affect our operations. We have also witnessed an increase in components’ prices and labor costs, while we may not be able to increase our products’ prices to cover these increased costs. Although the disruption in components supply was not material to the overall activity of our Company, it may adversely affect our ability to procure the necessary volume of materials in the future. If we are unable to obtain the necessary volume of components at sufficiently favorable terms or prices, we may be unable to produce our products at competitive prices. As a result, these supply chain issues may increase our costs, disrupt or reduce production and sales of our products may be lower than expected, which could have a material adverse effect on our business, financial condition and operating results. In addition, our suppliers are not always able to meet our requested lead times. If we are unable to satisfy customers’ needs on time, we could lose their business.
Certain of the significant components required to build almost all of our VSAT units, our hub systems as well as our other products are manufactured by external suppliers, sometimes by a sole manufacturer. Some of our suppliers have terminated the line of products that we use as components in our products as a result of COVID-19 or for other reasons, and may do so in the future as well. Such dependency exposes us to certain risks in connection with the availability of the respective component, which could include failure in meeting timetables and production requirements and may expose us to material price increases which may affect our ability to provide competitive prices or require us to re-design some of our products. We estimate that the replacement of a manufacturer would, if required, take a substantial period of time.
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
Against the backdrop of the military conflict between Russia and Ukraine and the rising tensions between the U.S. and other countries, on the one hand, and Russia, on the other hand, major economic sanctions and export controls restrictions on Russia and various Russian entities were imposed by the U.S., European Union and the United Kingdom commencing February 2022, and additional sanctions and restrictions may be imposed in the future. Theses sanctions and restrictions restrict our business in Russia which mainly includes exports to Russia and may delay or prevent us from collecting funds and perform money transfers from Russia. While our business in Russia is of limited in scope, these restrictions may cause a reduction of our sales and financial results.

Furthermore, our export of military products and “dual use” products (items that are typically sold in the commercial market but that may also be used in the defense market) and related technical information is also subject to enhanced Israeli export laws and regulation by the Ministry of Defense and Ministry of Economy. Some of our products may include features, such as encryption, that require an export license. Some of our commercial products are exempted from Israeli Ministry of Defense export control. The Israeli Ministry of Defense and Ministry of Economy may change the classification of our existing commercial products or may determine that new products we develop are not exempt from Israeli Ministry of Defense or Ministry of Economy export control. This would place such products subject to the Israeli Ministry of Defense or Ministry of Economy export control regulations as military products or “dual use” items, which would impose on our sales process stringent constraints in relation to each sale transaction and limit our markets. If we do not maintain our existing authorizations and exemptions or obtain necessary future authorizations and exemptions under the export control laws and regulations of Israel, including export licenses for the sale of our equipment and the transfer of technical information, we may be unable to export technical information or equipment outside of Israel, we may not be able to realize our market projections and our business could be materially adversely affected. We may also be subjected to export control compliance audits or actions in the future that may uncover improper or illegal activities that would subject us to material remediation costs, civil and criminal fines, penalties or an injunction.

We depend on our main facility in Israel and are susceptible to any event that could adversely affect its condition or the condition of our other facilities.
A material portion of our laboratory capacity, our principal offices and principal research and development facilities for the principal part of our business are concentrated in a single location in Israel. We also have significant facilities for research and development and manufacturing of components for our low-profile antennas at a single location in Bulgaria as well as a research and development center in Moldova and Singapore and research and development, engineering and manufacturing facilities in California. Fire, natural disaster, lockdowns, or any other cause of material disruption in our operations in any of these locations could have a material adverse effect on our business, financial condition and operating results.
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

Regulators globally have adopted privacy regulations and regulations imposing greater obligations and monetary fines for privacy violations. For example, the General Data Protection Regulation, or GDPR, adopted by the European Union and became effective in 2018. The GDPR establish requirements regarding the handling of personal data, and non-compliance with the GDPR may result in monetary penalties of up to 4% of worldwide revenue. Other examples are the California Consumer Privacy Act, or CCPA, followed by the California Privacy Rights Act, or CPRA, which provides California residents new rights restricting collection, use, and sharing of their “Personal Information” and the Brazilian General Data Protection Law, or LGPD, which provides Brazilian residents new data protection rights, and the Australian Privacy Act and the Australian Privacy Principles.The Israeli Privacy Protection Regulations of 2017 also impose high penalties and sanctions on violations.  In addition, violation of applicable local privacy laws may entail criminal consequences. The GDPR, CCPA, CPRA and other changes in laws or regulations associated with the enhanced protection of certain types of sensitive data, such as healthcare data or other personal information, could greatly increase our cost of providing our products and services or even prevent us from offering certain services in jurisdictions that we operate. Further, if we fail to comply with the GDPR, CCPA and other privacy regulations applicable to us we may incur high monetary and other penalties, which may have significant adverse effect on our business.

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

•
rising inflation may put upward pressure on interest rates, increase our exposure to currency exchange risks and cause an increase in our expenses, mainly related to costs of supplies and human resources, which could in turn adversely affect our business.

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
Unfavorable global and regional economic, political and health conditions could adversely affect our business, financial condition or results of operations.

Our results of operations could be adversely affected by global or regional economic, political and health conditions. A global financial crisis or global or regional political and economic instability (including changes in inflation, interest rates and overall economic conditions and uncertainties), wars, terrorism, civil unrest, outbreaks of disease (for example, COVID-19), and other unexpected events, such as supply chain constraints or disruptions, could cause extreme volatility, increase our costs and disrupt our business. Business disruptions could include, among others, disruptions to our commercial activities, including due to supply chain or distribution constraints or challenges, as well as temporary closures of our facilities and the facilities of suppliers or contract manufacturers in our supply chain. For example, these macroeconomic factors could affect the ability of our current or potential future manufacturers, sole source or single source suppliers, licensors or licensees to remain in business, or otherwise manufacture or supply components, materials or services relevant to our products. Any failure by any of them to remain in business could affect our ability to manufacture products or meet demand for our products. In addition, if inflation or other factors were to significantly increase our business costs, we may be unable to pass through price increases to our customers. Interest rates and the ability to access credit markets could also adversely affect the ability of our customers to purchase our products.

Also, as a result of the current geopolitical tensions and conflict between Russia and Ukraine, and the recent invasion by Russia of Ukraine, the governments of the United States, EU, Japan and other jurisdictions have recently announced the imposition of sanctions on certain industry sectors and parties in Russia and certain impacted regions, as well as enhanced export controls on certain products and industries. These and any additional sanctions and export controls, as well as any counter responses by the governments of Russia or other jurisdictions, could adversely affect, directly or indirectly, the global supply chain, with negative implications on the availability and prices of raw materials and components, as well as the on global financial markets and financial services industry.

We are impacted by inflationary increases in wages, benefits and other costs. In all countries in which we operate, wage and benefit inflation, whether driven by competition for talent, or ordinary course pay increases and other inflationary pressure, may increase our cost of providing services and reduce our profitability. Furthermore, as a result of our global operations, wage increases in emerging markets may increase at a faster rate than wages in developed markets, which increases our exposure to inflation risks. If we are not able to pass increased wage and other costs resulting from inflation onto our clients our profitability may decline.

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
Certain of our telecommunication operations require licenses and approvals by the Israeli Ministry of Communication, the Federal Communications Commission in the U.S., or FCC, and by regulatory bodies in other countries. In Israel, the U.S. and other countries, the operation of satellite earth station facilities and VSAT systems such as ours are prohibited except under licenses issued by the Israeli Ministry of Communication and the FCC in the U.S. Our airborne products require licenses and approvals by the Federal Aviation Agency, or FAA, which are obtained by our customers or Wavestream, our subsidiary. We must also obtain approval of the regulatory authority in each country in which we propose to provide network services or operate VSATs. The approval process in Latin America and elsewhere can often take a substantial amount of time and require substantial resources.
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

Since we operate in several countries, we are impacted by currency exchange rates and fluctuations of various currencies. Although partially mitigated by our hedging activities, we are impacted by currency exchange rates and fluctuations thereof in a number of ways, including the following:
•
A significant portion of our expenses, principally salaries and related personnel expenses, are incurred in NIS, and to a lesser extent, other non-U.S. dollar currencies, whereas the currency we use to report our financial results is the U.S. dollar and a significant portion of our revenue is generated in U.S. dollars. During 2022 and 2021, we witnessed a general trend of revaluation of the U.S. dollar against the NIS. However, during 2019 and 2020, we witnessed an opposite trend, of significant devaluation of the U.S. dollar against the NIS. The strengthening of the NIS against the U.S. dollar can considerably increase the U.S. dollar value of our expenses in Israel and our results of operations may be adversely affected.

•
A portion of our international sales is denominated in currencies other than the U.S. dollar, including but not limited to the Euro, Australian Dollar, Brazilian Real, Israeli Shekel, Peruvian Sol, Russian Ruble, Indian Rupee and the Mexican Peso, therefore we are exposed to the risk of devaluation of such currencies relative to the dollar which could have a negative impact on our revenues.

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

We are also subject to other foreign currency risks including repatriation restrictions in certain countries, particularly in Latin America. As noted above, from time to time, we enter hedging transactions to attempt to limit the impact of foreign currency fluctuations. However, the protection provided by such hedging transactions may be partial and leave certain exchange rate-related losses and risks uncovered. Therefore, our business and profitability may be harmed by such exchange rate fluctuations.
We may not be compliant, currently or in the future, with the requirements for Benefited Enterprise status and may be denied benefits. Israeli government programs and tax benefits may be terminated or reduced in the future.
We participate in programs of the Israel Innovation Authority and the Israel Authority for Investments and Development of the Industry and Economy, for which we receive tax and other benefits as well as funding for the development of technologies and products. Our company chose 2011 as the year of election in order to receive tax benefits as a “Benefited Enterprise”. Our period of benefits as a Benefitted Enterprise under the 2011 election will expire in 2023. If we fail to comply with the conditions applicable to this status under the Investment Law, we may be required to pay additional taxes and penalties or make refunds and may be denied future benefits. From time to time, the government of Israel has discussed reducing or eliminating the benefits available under such programs, and therefore these benefits may not be available in the future at current levels or at all.
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
Risks Related to Ownership of Our Ordinary Shares
We identified material weaknesses in our internal control over financial reporting as of December 31, 2021, which we believe have been remediated. If we experience material weaknesses or other deficiencies in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately and timely report our financial results, which could cause shareholders to lose confidence in our financial and other public reporting, and adversely affect our share price.
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
We developed a remediation plan to remediate our identified material weaknesses and believe that such weaknesses have been successfully remediated as of December 31, 2022. There is no assurance that we will not have material weaknesses or significant deficiencies in the future. Our failure to maintain effective internal controls and procedures, could prevent us from meeting our financial reporting obligations on a timely basis.  If other undetected material weaknesses in our internal controls exist, it could result in material misstatements in our financial statements requiring us to restate previously issued financial statements, which could cause investors to lose confidence in our reported financial information and could subject us to regulatory scrutiny and to litigation from shareholders, which could have a material adverse effect on our business and the price of our shares.

If we are unable to maintain effective internal control over our financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, the reliability of our financial statements may be questioned, and our share price may suffer.

The Sarbanes-Oxley Act of 2002 imposes certain duties on us and on our executives and directors. To comply with this statute, we are required to document and test our internal control over financial reporting, and our independent registered public accounting firm must issue an attestation report on our internal control procedures, and our management is required to assess and issue a report concerning our internal control over financial reporting. We incur general and administrative expenses due to our efforts to comply with these requirements as well as diversion of management time and attention, and we expect these efforts to require the continued commitment of significant resources. We identified material weaknesses in our internal control over financial reporting as of December 31, 2021, with respect to revenue recognition relating to our regional projects in Peru. While we implemented a remediation plan to improve our internal controls and procedures, we may in the future identify material weaknesses or significant deficiencies in our assessments of our internal controls over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities, and could adversely affect our operating results, investor confidence in our reported financial information and the market price of our ordinary shares.
Our share price has been highly volatile and may continue to be volatile and decline.
The trading price of our shares as well as the market generally has fluctuated widely in the past and may continue to do so in the future as a result of a number of factors, many of which are outside our control. During the period from January 3, 2022 to March 6, 2023, our ordinary shares traded in a range from $4.97 to a high of $9.11 and the daily trade volume on NASDAQ ranged from 51,400 shares to 3,015,500 shares. In addition, the stock market has experienced extreme price and volume fluctuations that have affected the market prices of many technology companies, particularly telecommunication and internet related companies, and that have often been unrelated or disproportionate to the operating performance of these companies or stimulated by market rumors. These broad market fluctuations could adversely affect the market price of our shares. In the past, following periods of volatility in the market price of a particular company’s securities, securities class action litigation has often been brought against that company. Securities class action litigation against us could result in substantial costs and a diversion of our management’s attention and resources.
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
U.S. holders of our ordinary shares may face income tax risks. There is a risk that we will be treated as a “passive foreign investment company”. Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of our ordinary shares and would likely cause a reduction in the value of such shares. A foreign corporation will be treated as a PFIC for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income,” or (2) at least 50% of the average value of the corporation’s gross assets produce, or are held for the production of, such types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income”. If we are treated as a PFIC, U.S. Holders of shares (or rights) would be subject to a special adverse U.S. federal income tax regime with respect to the income derived by us, the distributions they receive from us, and the gain, if any, they derive from the sale or other disposition of their ordinary shares (or rights). In particular, any dividends paid by us, if any, would not be treated as “qualified dividend income” eligible for preferential tax rates in the hands of non-corporate U.S. shareholders. We believe that we were not a PFIC for the 2022 taxable year. However, since PFIC status depends upon the composition of our income and the market value of our assets from time to time, there can be no assurance that we will not become a PFIC in any future taxable year. U.S. Holders should carefully read Item 10E. “Additional Information – Taxation” for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ordinary shares (or rights).
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
In July 2022, we filed a shelf registration statement with the Securities and Exchange Commission allowing for our issuance and sale of up to $150 million of ordinary shares and other securities.
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

The Phoenix Holdings Ltd., or Phoenix, our largest shareholder, holds approximately 19.13% of our outstanding ordinary shares, and Meitav Investments Ltd. or Meitav and Thrivent Financial for Lutherans or Thrivent, our second and third largest shareholders hold approximately 8.45% and 5% of our outstanding ordinary shares, respectively. This concentration of ownership of our ordinary shares could delay or prevent mergers, tender offers, or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price for our ordinary shares. This concentration could also accelerate these same transactions in lieu of others depriving shareholders of opportunities. This concentration of ownership may also cause a decrease in the volume of trading or otherwise adversely affect our share price.

 No assurance can be given that we will distribute dividends in the future.
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

Conflicts in North Africa and the Middle East, including in Syria which borders Israel, have resulted in continued political uncertainty and violence in the region. Efforts to improve Israel’s relationship with the Palestinian Authority have failed to result in a permanent solution, and there have been numerous periods of hostility in recent years. In addition, relations between Israel and Iran continue to be seriously strained, especially with regard to Iran’s nuclear program. Such instability may affect the economy, could negatively affect business conditions and, therefore, could adversely affect our operations. To date, these matters have not had any material effect on our business and results of operations; however, the regional security situation and worldwide perceptions of it are outside our control and there can be no assurance that these matters will not negatively affect our business, financial condition and results of operations in the future.

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

Furthermore, the Israeli government is currently pursuing extensive changes to Israel’s judicial system. Actual or perceived instability with respect to the current public dispute over changes to the Israeli legal systems or the impact thereof, may individually or in the aggregate adversely affect the Israeli economy and our ability to do business, financial condition, results of operations, growth prospects, and share price.

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
We are a leading global provider of satellite-based broadband communications. We design and manufacture ground-based satellite communications equipment and provide comprehensive solutions and end-to-end services powered by our innovative technology. Our portfolio includes a cloud-based satellite network platform, VSAT terminals, amplifiers, high-speed modems, high-performance on-the-move antennas, high efficiency, high power SSPA amplifiers, BUCs and transceivers. Our comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband internet access, cellular backhaul, enterprise, social inclusion solutions, In-Flight Connectivity, maritime, trains, defense, and public safety, all while meeting stringent service level requirements. We also provide connectivity services, internet access and telephony to enterprise, government and residential customers over networks built using our own equipment and over other networks that we install, mainly based on BOT and BOO contracts. We build telecommunication infrastructure in these projects typically using fiber-optic and wireless technologies for broadband connectivity.

Our products are primarily sold to satellite operators, communication service providers, MNOs and system integrators that use satellite communications for their customers and to government organizations and system integrators that use our technology. We are particularly active in the following market sectors: enterprise and government broadband applications; consumer broadband access; cellular connectivity; national telecommunication connectivity; defense and homeland security and mobility applications for air, land and sea. We provide services directly to end-users in various market sectors including in certain countries in Latin America and provide managed network services in certain countries, such as Australia, Peru, Mexico, Philippines and the U.S., over a satellite network owned by a third party. We have 15 sales and support offices worldwide, three network operations centers and five R&D centers.
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
In 2022, 2021 and 2020, our property and equipment purchases amounted to approximately $12.8 million, $8.9 million and $4.7 million, respectively. These amounts do not include the reclassification of inventory to property and equipment and other non-cash purchases made during 2022, 2021 and 2020 in the approximate amounts of $2.5 million, $2.4 million and $0.3 million, respectively.
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

From 2018 through 2021, we operated in three operating segments - Fixed Networks, Mobility Solutions and Terrestrial Infrastructure Projects.  Commencing in the first quarter of 2022, in order to reflect our new management’s approach to the management of our operations, organizational alignment, customer base and end markets, we now operate in three operating segments, as follows:

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

We concluded that the change in our reporting segments, as described above, does not require goodwill re-assignment.

           In the year ended December 31, 2022, we derived approximately 50%, 26% and 24% of our revenues from our Satellite Networks, Integrated Solutions and Network Infrastructure and Services segments, respectively.
We have diversified revenue streams that result from both sales of products, which include construction of networks, and services. In the year ended December 31, 2022, approximately 62% of our revenues were derived from sales of products and 38% from services. During the same period, we derived 40%, 24% and 1% of our revenues from U.S., Peru and Israel, respectively.
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

o
Modem – This is the device that modulates the digital data into an analog RF signal for delivery to the upconverter and demodulates the analog signals from the downconverter back into digital data. The modem, which is typically located indoors, performs data processing functions such as traffic management and prioritization and provides the digital interfaces (Ethernet port/s) for connecting to the user’s equipment (PC, switch, etc.).

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

Satellite
operators
End user
End user
End user
Communication
service provider
Ground station
equipment providers

Satellite operators provide satellite capacity (a portion of the satellite’s bandwidth and power which is used to establish one or more communication channels). A typical GEO satellite can cover a geographic area the size of the continental U.S. or larger. NGSO satellite constellations are global and can cover most of the earth area. The satellite receives information from the ground station equipment, amplifies it and transmits it back to earth on a different frequency. Satellite operators sell the capacity in a variety of leasing agreements to their customers. Our technology is compatible with GEO and NGSO satellites, C‑band, Ku‑band and Ka‑band satellites including, special extended C‑band and extended Ku‑band satellites. Some of the leading satellite operators are Intelsat, SES, Telesat, Hispasat and Eutelsat. New potential large NGSO satellite constellation operators include SES (O3b mPOWER) SpaceX (Starlink), Amazon (Kuiper), Telesat (Lightspeed) and OneWeb.

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
End users are customers that use satellite communications equipment and services. Examples of end users range from enterprises to government ministries and defense organizations, to residential consumers.
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

Given the technological and implementation benefits afforded by satellite communications networks, we believe that the market for satellite communications products and services will continue to grow. According to a 2022 report from Northern Sky Research, or NSR, a leading international telecom market research and consulting firm, the revenue growth for broadband equipment (VSAT, Antennas and RF Chains), is expected to grow at a compounded annual growth rate, or CAGR, of 18% through 2029.

Further, according to a 2022 NSR report, aggregated satellite capacity has grown significantly in recent years and is forecasted to grow further in the coming years. According to the report, the growing availability of satellite capacity has resulted in significant reduction in the cost of satellite capacity.
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
The availability of auto-pointing satellite antennas designed for in-motion two-way communications has created market demand from both commercial and government/defense segments. These antennas are usually mounted on a moving platform (airplane, boat, train, unmanned aerial vehicles, or UAVs) and connected to a satellite terminal within or on the platform. An important requirement for these applications is that they have light-weight and low-profile antennas, to minimize air drag and fuel consumption. We believe that the demand for light-weight, low-profile antenna systems will increase as well.
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
There are six primary market categories that require broadband satellite products and services:
Enterprise and Business. End-users include large companies and organizations, Small-Medium Enterprises, or SMEs, and Small Office/Home Office (SOHO) users. For enterprises, satellite communications networks offer network connectivity and deliver voice, data and video within corporations (known as corporate intranets), internet access, transaction‑based connectivity that enables on‑line data delivery such as point‑of‑sale (credit and debit card authorization), inventory control and real time stock exchange trading.
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
Rural Telecommunications. The rural telecommunications market is comprised of communities throughout the world that require telephone, and internet access in areas that are unserved or underserved by existing telecommunications services. These communication services are usually provided to the rural population via government‑subsidized initiatives. This market sector is comprised of “Build‑Operate” projects, in which governments subsidize the establishment and the operation of a rural network to be served by a satellite, wireless or cellular service provider that is usually selected in a bid process. In other instances, local communications operators have universal service obligations, or USOs, which require them to serve rural areas lacking terrestrial infrastructure. Some local communications operators elect to fulfill this obligation by hiring third parties in a model known as BOT. In these instances, the network is established and made operational by a third-party service provider, which operates it for a certain period of time and then it is transferred to the operator.
Consumer. The consumer market consists of residential users. These users require a high‑speed internet connection similar to a digital subscriber line, or DSL, or cable modem service. Internet connectivity in all reaches of the world is a means to provide equal opportunity to all and digital inclusion, which is part of our vision and mission.

Government. The government sector consists of homeland security and military users. The versatility, reliability, and resiliency of satellite broadband networks, the in-motion low profile antennas and the lightweight SSPAs are a perfect fit for security and armed forces. For example, low power lightweight satellite communications systems can be quickly deployed in disaster areas, as a replacement for destroyed wireless or wire line networks, providing communication services to emergency personnel and law enforcement units. Another growing government-related market is the social inclusion market, characterized by government initiatives providing internet connectivity to un-connected communities.
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
Our Competitive Strengths
We are a leading provider of satellite communication and networking products and services. Our competitive strengths include:
Market leadership in large and growing markets. Since our inception, we have sold more than 1.6 million satellite terminals (VSATs) and over 40,000 BUCs, SSPAs and Transceivers and many other products, to customers in approximately 100 countries. Our customer base includes a large number of satellite‑based communications service providers, system integrators and operators worldwide. In addition, we are one of the largest satellite communications service providers to rural communities in Latin America.
Technology leadership. We have been at the forefront of satellite communications technology and services for over 30 years and continue to be an innovator and developer of new satellite technologies. Our customizable satellite communications technology enables us to provide a wide range of broadband, internet, voice, data and video solutions to our customers. We offer hubs and optimized satellite terminals (VSATs) which can attain a rate of up to 400 Mbps and plan to supply speeds over 1 Gbps. Our product and operations infrastructure are capable of running hubs with greater than 99.8% availability while rolling out thousands of new VSAT site locations each month. In 2022, we launched SkyEdge IV – our next generation system for VHTS and NGSO that will join our successful proven SkyEdge product family. SkyEdge IV is targeted as a solution for the latest state-of-the art VHTS Software Defined Satellites (SDS) that will be launched in the coming decade. SkyEdge IV provides extreme high performance and space segment efficiency. Our product lines are known for their durability and resilience. We provide advanced on-the- move terminals, including all components such as antennas, BUCs and modems. Our low-profile, satellite communications on-the-move solutions antennas provide reliable broadband communications for commercial and defense applications. Our SSPAs provide high performance, even at the extreme end of temperature and environmental performance specifications. X-Architecture, our cloud-based distributed architecture, and our Electronically-Steered Array/Phased Array Antenna (ESA/PAA) are our leading innovations that, we believe, have positioned us as a leader in providing satellite communications technology. With SkyEdge IV we introduced our next generation Elastix-Architecture that provides substantial improvements in scalability and performance. Our research, development and engineering teams, located in several locations worldwide, enable us to rapidly develop new features and applications. Moreover, by directly serving end-users through our service organizations, we are able to quickly respond to changing market conditions and maintain our position in the market.
Global presence and local support. We have sold our products in approximately 100 countries on six continents. Our products and services are used by a large and diverse group of customers including some of the largest enterprises in the world, several government agencies and many rural communities. We have 15 sales and service offices worldwide. Through our network of offices, we are able to maintain a two-tier customer support program offering local support offices and a centralized supply facility.
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

Diversified revenue streams and customer base. In the year ended December 31, 2022, approximately 62% of our revenues were generated from equipment sales and 38% of our revenues were generated from services. Our equipment sales are generally independent equipment orders which often generate maintenance contracts and additional opportunities for future equipment sales and also include the revenues from the construction phase of large-scale projects. Our service sales are characterized by long-term contracts that provide a recurring revenue base. In the year ended December 31, 2022, our three operating segments, Satellite Networks, Integrated Solutions and Network Infrastructure and Services, accounted for 50%, 26% and 24% of our revenues, respectively.
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
Our Growth Strategy
Our objective is to leverage our technology and services capabilities in order to:
Continue to serve as a key partner of VHTS, HTS and NGSO satellite operators – We intend to continue to serve as a prime partner of VHTS/HTS operators, leveraging our new SE IV system which is a leading technology in this market (Elastix- Architecture for multi orbit and Software Defined satellites) and our breadth of services to deploy and operate both GEO and NGSO ground-based satellite communication networks.
Expand our presence in the IFC market – We continue to develop our hub and modem technology and our Ka and Ku airborne BUCs, Transceivers, and Power supplies to serve the connectivity needs of aviation service providers. We are also placing a focus on developing a flat Electronically Steered antenna leveraging our unique in-house developed ally technology. These solutions are designed to serve the high growth of IFC services in commercial aviation and business aviation markets.
Fortify our leadership position in the 4G/LTE and 5G cellular backhaul market - We intend to continue to leverage our technology, as well as our experience, to serve mobile network operators’ 4G/LTE and 5G connectivity needs in rural, metro-edge and metro areas with long term projects.
Expand our presence in the defense and on-the-move satcom market - We are increasing our focus on this growing market segment both in the United States and globally. We are also focusing efforts on the emerging opportunities both with products applicable for commercial and defense applications. We increased our investment in this market as we believe its global growth will contribute to our business. We believe that the SkyEdge IV system provides our satellite operator customers an attractive offering for defense and government agencies.
          Provide internet broadband to rural areas – We intend to build on our experience in bringing broadband internet to rural areas in Latin America and Asia and identify additional markets in which to expand.

Our Businesses in 2022
Satellite Networks Segment
Overview
Our Satellite Networks operating segment provides satellite communications network systems and associated professional and in certain instances, managed satellite network services, to satellite operators, governments, Telcos and service providers worldwide. Our operational experience in deploying large networks together with our global network of local offices enable us to work closely and directly with those providers. We provide equipment, solutions and services to the commercial, mobile, government, enterprise, social inclusion solutions and consumer markets. We provide solutions tailored to the requirements of individual industries. Based on our open SkyEdge platform, our solutions provide added value to operators through better performance and integration as well as simpler deployment.
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

Products and Solutions
Broadband Satellite Network Systems
          SkyEdge II-c and SkyEdge IV systems support large-scale broadband services for enterprise, cellular backhaul, IFC, maritime and consumer, applications, including fast web browsing, high-speed trunking, video streaming, internet Protocol Television, or IPTV, Voice Over internet Protocol, or VoIP, and other bandwidth-intensive services. Our SkyEdge II-c system and SkyEdge IV system (when fully developed) also support cellular backhauling of 2G, 3G, 4G/ LTE and 5G technologies. The SkyEdge II-c system designed with highest scalability supporting multi satellite - multi beam networks, with any number of gateways and user terminals. The SkyEdge II-c platform supports four VSAT types: Scorpio, Gemini, Capricorn, and Taurus. It includes a unified, centralized network management system, or Total NMS which manages all hub elements at all gateways from a central NOC location and enables the definition of different types of virtual network operators to support different types of business models and services in multiple regions. Enhanced FCAPS functions, or fault-management, configuration, accounting, performance, and security, a network management framework created by the International Organization for Standardization and the electronic machine to machine interface, enable full visibility, control and seamless integration with the operator’s operations support system/ business support system, or OSS/BSS, environment. As part of our road map to support multi-service capabilities and very high speed (up to 1.5 Gbps) services we recently launched SkyEdge IV which uses a new VSAT platform – Aquarius. Our plan is to gradually support all the segments that are currently supported by SkyEdge II-c, including mobility, enterprise, cellular backhaul  and consumer.
Our VSATs provide operational simplicity and reduced operational expenditures. They provide simple VSAT installation that expedites deployment and reduces costs. The VSAT customer premises equipment, or CPE, includes an intuitive graphical user interface that guide the installer step by step through the installation and service activation process.
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

SkyEdge II-c Capricorn, including our SkyEdge II-c Capricorn PLUS, is a family of ultra-high-performance satellite routers that are used for corporate services, 2G/3G/4G/5G cellular backhauling, IP trunks and mobility services. For IP trunks and mobility, Capricorn delivers acceleration and packet-per-second performance that support hundreds of users per VSAT. For LTE cellular backhauling, Capricorn includes our patented (granted in Japan, U.S. and patent-pending in other countries) cellular data acceleration technology that enables full LTE speeds of up to 150Mbps for cellular handheld devices. To reach these high return speeds, Capricorn supports both Time Division Multiple Access, or TDMA, and Single Channel Per Carrier, or SCPC, transmission. Some of the Capricorn VSATs are planned to also operate on SkyEdge IV.
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
SkyEdge IV Aquarius is a new family of VSATs that we plan to introduce which will support higher speeds of up to 1.5 Gbps. The Aquarius VSAT family is based on a next generation technology that will support the demands of 5G, and very high speeds for mobility and maritime. It will feature a new capability that will allow roaming between NGSO and GEO networks (for example SES mPOWER and GEO). Our plan is to release over the next few years a range of VSATs  - Aquarius-Pro (enterprise, mobility and cellular backhaul indoor use), Aquarius-Outdoor (enterprise, mobility, cellular backhaul outdoor use), Aquarius-S (SCPC symmetric applications) and Aquarius-E (lower cost enterprise application) that will support Mobile Edge Computing, TDMA and SCPC applications, operations with Very Low Signal to Noise Ratio for mobility and defense applications.
 Satellite Networks Solutions
Vertical Solutions
We target specific vertical markets where our products and solutions are most suitable and in which we have multiple references and credibility. These vertical markets include the mobility, cellular backhaul, enterprise, oil and gas, banking and finance and rural and e-government markets, among others.
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

•	Operational services – providing professional services, program management, network operations and field services; and

•	Maintenance and support – providing 24/7 helpdesk services, on-site technician support and equipment repairs and updates.
•	Space segment - where applicable, providing space capacity with back to back agreements with the satellite operators.

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
We offer a customer care program for our products, which we refer to as SatCare, and professional services programs that improve customer network availability through ongoing support and maintenance cycles.
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
Our VSAT networks also provide underserved areas with a high-speed internet connection similar to DSL service provided to residential users. Among such customers are Optus in Australia, Hispasat in Latin America, and SBBS in several countries in Europe.
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
SkyEdge IV
The SkyEdge IV system is our next generation system for mobility.  In addition to providing backward compatibility to the Taurus VSAT it is planned to support new mobility speeds of up to 1.5Gbps for IFC and Maritime with the Aquarius family. SkyEdge IV will also allow smooth operation between GEO and MEO on the same VSATs.
          BlackRay
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
•
In-Flight Connectivity and UAS – Single and Dual Band solutions for commercial, business and military aviation including panel based high efficiency antennas. In early 2022, we successfully demonstrated with Airbus a flat ESA antenna with no moving parts.

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
RaySat Antenna Products
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

•
Other Antennas that are currently supported are RaySat’s SR300; BRP 60; BR 71/72 and ER5000. SR 300 and ER 5000 are COTM antennas that are used for commercial defense and government applications. BRP 60 and BR71/72 are used for UAS applications.

Integrated Solutions Segment
Our Integrated solution operating segment designs and manufactures next generation SSPA’s for mission-critical defense and broadcast satellite communications systems. Our innovative, patented Spatial AdvantEdge™ technology provides higher output power, greater reliability and lower energy usage in more compact packages than traditional amplifier solutions. Integrated Solutions product line meets the growing demand for greater efficiency and significant lifecycle cost reductions for satellite communications systems worldwide.
Integrated Solutions headquarters, research and development, engineering and manufacturing facilities are located in San Dimas, California, with an additional research and development centers in Israel, Singapore and Bulgaria.  Integrated Solutions product line is manufactured in the San Dimas facility.
The Integrated Solutions product line addresses the following applications and markets:
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

Integrated Solutions customers include the US Army, Tampa Microwave, DataPath, General Dynamics Satcom Mission Systems, Honeywell International Inc., L-3 Harris, Anuvu, and Hughes Networks System LLC.
RF amplifiers, BUCs and transceivers
The Integrated Solutions product line consists of RF amplifiers, BUCs and transceivers that use solid-state sources to produce high power at microwave and millimeter-wave frequencies. Our patented Spatial AdvantEdge™ technology allows us to create more compact product packages that provide higher power, greater reliability and improved efficiency for any mission-critical applications. The spatially power combined amplifier employs a different technique for combining the transistor outputs than traditional Monolithic Microwave Integrated Circuit, or MMIC, based amplifiers. Rather than combining in multiple steps, increasing loss and size with each combining stage, all transistor outputs are combined in a single step. Many amplifying elements synchronously amplify the input signal, and their outputs are combined in free space for very high combining efficiency.
Our Integrated Solutions patented technology allows us to create amplifiers and BUCs with high output power in more compact product packages that generate less heat, use less energy, and reduce lifecycle costs. Our Integrated Solutions products help customers meet the stringent power requirements for mission-critical communications system. We perform full factory acceptance testing on every unit we manufacture and deliver, ensuring each product has guaranteed performance over the full temperature range and over extended frequency bands.
We believe that we have established a leadership position with our compact, highly efficient SSPAs with a field-proven family of high to medium powered Ka, Ku, and X band products. Our Integrated Solutions line of products are designed and tested to meet strenuous requirements for temperature, shock and vibration, over the full range of frequency and at the extremes of environmental performance specifications. Our Integrated Solutions field-proven technology and reputation for innovation and quality drive solutions for multiple applications targeting military, aerospace, commercial and broadcast satellite systems.
AeroStream™
The Integrated Solutions AeroStream™ is a state-of-the-art transceiver for challenging inflight satellite communications environments. AeroStream products meet RTCA/DO-160G, Boeing, Airbus and ARINC specifications for commercial aircraft as well as MIL-STD requirements for military aircraft. The AeroStream™ transceiver is in certification process with the FAA. AeroStream incorporates Integrated Solutions next generation Spatial AdvantEdge™ technology to provide high power output with greater efficiency and reliability for airborne satellite communications applications. The AeroStream transceiver offers all necessary interfaces to work seamlessly with leading modems and Antenna Control Units, or ACUs, to provide a convenient turnkey solution.  We offer fully integrated solutions based on our own technology and components. Our integrated solutions feature the highest standards of reliability and efficiency combining our own VSAT/modems, antennas and BUCs. We leverage our innovative and industry-leading technological capabilities from R&D centers around the world.
Network Infrastructure and Services Segment
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
In March and December 2015, we were awarded four PRONATEL Regional Projects by the Peruvian government with expected revenues of $395 million over approximately 14-16 years, for the construction of fiber-optic transport network and access networks based on wireless technologies, operation of the networks for a defined period and their transfer to the government. We have completed the construction phase of the four PRONATEL Regional Projects awarded to us in 2015 and are in the operation phase of the access network. We will operate the access networks for 10 years, prior to transferring them to the Peruvian government.
In 2018, we were awarded two additional PRONATEL Regional Projects for the construction and operation of networks with contractual value of approximately $154 million. The construction phase was prolonged due to continued delays and due to preventative measures taken by Peruvian governmental authorities with respect to COVID-19 pandemic. As a result, the expected total duration of these projects is expected to be 16 years. Under these PRONATEL Regional Projects we will deliver transport networks and operate them for up to eighteen months before transferring them to the Peruvian government. The access networks, which we will operate for 10 years, will be owned by us.
In September 2021, PRONATEL awarded us a two-year contract for the operation and maintenance of the transport networks that are part of the projects awarded to us in March 2015 and a three-year contract for the operation and maintenance of the transport networks that are part of the project awarded to us in December 2015.

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
 Our low-profile on the move antennas compete with products from competitors such as Cobham, Panasonic Corporation, Orbit, GetSat, Thinkom, C-Com Satellite Systems Inc., Wiworld Co Ltd., L-3 Harris, SATPRO M&C Tech Co., Ltd. and Tecom. This market is nascent, and not as mature as the satellite communications or satellite services markets.
Our primary competitors with respect to our BUCs and other Integrates Solutions products are CPI, General Dynamics Satcom Technologies, Paradise Datacom, Xicom, and Mission Microwave Technologies.
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
Certain consolidations and acquisitions have occurred during the last few years among key players in the market, such as Intelsat and Gogo, Viasat, and RigNet, Viasat and Inmarsat (which is pending closing), Eutelsat and OneWeb (which is pending closing), Hispasat and Axess. These market changes affect the competitive landscape and position Gilat in rivalry with more significant consolidated corporations with comprehensive resources. On the other hand, such changes may lead to new opportunities for our business.
Geographic Distribution of Our Business
The following table sets forth our revenues from operations by geographic area for the periods indicated below as a percent of our total sales:
	Years Ended December 31,
	2022	2021	2020

U.S.	40%	34%	36%
Peru	24%	23%	27%
Israel	1%	3%	2%
Other	35%	40%	35%
Total	100%	100%	100%

Environmental, Social and Governance (ESG) Practices
Social Practices
For over 30 years, we have worked to fulfil our vision to make connectivity accessible and available to individuals, corporations and community institutions in the unserved and underserved regions of the globe, thus bridging the digital divide via satellite communication. As a global company, we are committed to fulfil our vision alongside our commitment to act responsibly considering our community and the world we live in. As part of this commitment we set our guidelines and policies on various subjects, and we are continuously learning and looking at ways to improve our ESG strategy.

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
Corporate Governance
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

Whistleblower Procedure
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
C.	Organizational Structure

Significant Subsidiaries	Country/State of Incorporation	% Ownership

1. Gilat Satellite Networks (Holland) B.V.	Netherlands	100%
2. Wavestream Corporation	Delaware (U.S.)	100%
3. Gilat Networks Peru S.A	Peru	100%
4. Gilat to Home Peru S.A	Peru	100%
5. Gilat Satellite Networks (Mexico) S.A. de C.V.	Mexico	100%
6. Wavestream Corporation (Asia) Pte. Ltd.	Singapore	100%
7. Gilat do Brazil Ltda.	Brazil	100%
8. Gilat Satellite Networks Australia Pty Ltd.	Australia	100%
9. Gilat Satellite Networks (Eurasia) Limited	Russia	100%
10. Gilat Satellite Networks MDC (Moldova)	Moldova	100%
11. Raysat Bulgaria EOOD	Bulgaria	100%
12. Gilat Satellite Communication Technology (Beijing) Ltd.	China	100%
13. Gilat Satellite Networks (Philippines) Inc.	Philippines	100%

D.	Property, Plants and Equipment

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
              We own approximately 13,500 square feet of research and development facilities and rent approximately 12,600 square feet of manufacturing facilities in Sofia, Bulgaria, which lease will expire on May 31, 2023, and rent approximately 10,000 square feet in Moldova for research and development, global service and global NOC activities. Our Wavestream subsidiary currently leases approximately 44,972 square feet of office space, research and development and manufacturing facilities in San Dimas. The lease agreement will expire on October 31, 2024. Our subsidiaries in Peru currently occupy approximately 29,000 square feet of office space, and NOC facilities in Lima, which leases will expire between 2023 and 2025.

We sold our 55,700 square feet facilities in Backnang, Germany.

We also maintain facilities in Brazil, Colombia, Mexico, China, Peru, Australia, Thailand, India, Singapore and Russia along with representative offices in Texas, Kazakhstan, Philippines and Indonesia.
               We believe that our current office space, research and development and manufacturing facilities are sufficient to meet our anticipated needs for the foreseeable future and suitable for the conduct of our business.
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
          We have a large installed base and have shipped more than 1.6 million satellite terminals spanning approximately 100 countries since 1989 and currently have hundreds of active networks. We have 15 sales and support offices worldwide, three NOCs which provide Global NOC services and five R&D centers.
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

Commencing in the first quarter of 2022, in order to reflect our new management’s approach to the management of our operations, organizational alignment, customer base and end markets, we operate in three operating segments:
Satellite Networks
Integrated Solutions
Network Infrastructure and Services
We concluded that the change in our reporting segments, as described above, does not require goodwill re-assignment.

Recent Events
On March 8, 2023, we signed a definitive agreement to acquire 100% of the shares of DataPath, Inc. a US based expert systems integrator with a strong focus on the US Department of Defense (DoD) and the US government sectors. The closing of the transaction is subject to certain regulatory approvals, including the receipt of clearance of the Committee on Foreign Investment in the United States (CFIUS), and other customary closing conditions. The acquisition is expected to close in the third quarter of 2023.

During the years 2020 and 2021 the COVID-19 pandemic had an adverse effect on our industry and the markets in which we operate. During that time, the COVID-19 outbreak had significantly impacted the travel and aviation markets in which our significant Inflight Connectivity, or IFC, customers operate and had resulted in a significant reduction of our business with some of these customers. We had also experienced postponed and delayed orders in certain other areas of our businesses. Further, the guidance of social distancing, lockdowns, quarantines and the requirements to work from home in various key territories such as Israel, Peru, California, Australia, Bulgaria, China and other countries, in addition to greatly reduced travel globally, had  resulted in a substantial curtailment of business activities, which had affected our ability to conduct fieldwork as well as deliver products and services in the areas where restrictions are implemented by the local government. In addition, certain of our sales and support teams were unable to travel or meet with customers and the pandemic threat has caused operating, manufacturing, supply chain and project development delays and disruptions, labor shortages, travel and shipping disruptions and shutdowns (including as a result of government regulation and prevention measures). As a result, we experienced a significant reduction in business in 2020. The regression of the pandemic during 2022, followed by lifting of travel restrictions and social distancing regulations, led to a recovery in our business in 2021and 2022. In the twelve months ended December 31, 2022, our revenues were $240 million, compared to $215 million in the comparable period of 2021, and $166 million in the comparable period of 2020. We expect that the adverse effect of this public health threat will continue to ease as a result of global vaccinations and testing and reduced restrictions on travelling.

Against the backdrop of the military conflict of Russia and Ukraine and the rising tensions between the U.S. and other countries, on the one hand, and Russia, on the other hand, major economic sanctions and export controls restrictions on Russia and various Russian entities were imposed by the U.S., European Union and the United Kingdom commencing February 2022, and additional sanctions and restrictions may be imposed in the future. Theses sanctions and restrictions restrict our business in Russia which mainly includes exports to Russia and may delay or prevent us from collecting funds and perform money transfers from Russia. While our business in Russia is of limited in scope, these restrictions may cause a reduction of our sales and financial results.

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

On January 29, 2020, we entered into a merger agreement with Comtech. Following a dispute between the parties, including litigation in the Chancery Court of Delaware, the parties agreed to terminate the merger agreement in October 2020 and Comtech paid us $70 million in settlement of the dispute. In 2020, we recorded net income of $53.6 million, net of litigation and merger related expenses.

Financial Statements in U.S. Dollars
The currency of the primary economic environment in which most of our operations are conducted is the U.S. dollar and therefore, we use the U.S. dollar as our functional and reporting currency. Transactions and balances originally denominated in U.S. dollars are presented at their original amounts. Gains and losses arising from non-U.S. dollar transactions and balances are included in the consolidated statements of income (loss). The financial statements of one of our foreign subsidiaries, whose functional currency has been determined to be its local currency, have been translated into U.S. dollars. The assets and liabilities of this subsidiary have been translated using the exchange rates in effect at the balance sheet date. Statements of income amounts have been translated using specific rates. The resulting translation adjustments are reported as a component of shareholders’ equity in accumulated other comprehensive income (loss).
Explanation of Key Income Statement Items

Revenues
We generate revenues mainly from the sale of products (including construction of networks), satellite-based communications networks services and from providing connectivity, internet access and telephony services. We sell our products and services to enterprise, government and residential customers under large-scale contracts that utilize both our own networks and also other networks that we install, mainly based on BOT and BOO contracts. These large‑scale contracts sometimes involve the installation of thousands of VSATs or construction of massive fiber-optic and wireless networks. Sale of products includes mainly the sale of VSATs, hubs, SSPAs, low-profile antennas and on-the-move / on-the-pause terminals, and construction and installation of large-scale networks based on BOT and BOO contracts. Sale of services includes access to and communication via satellites (“space segment”), installation of equipment, telephone services, internet services, consulting, online network monitoring, network maintenance and repair services. We sell our products primarily through our direct sales force and indirectly through resellers or system integrators.
In 2022, 2021 and 2020, PRONATEL, a customer of our Network Infrastructure and Services operating segment, accounted for 21%, 19%, and 20% of our revenues, respectively. In 2022 and 2021, a major U.S. satellite telecommunication company, a customer of our Integrated Solutions operating segment, accounted for 13% and 12% (in 2020 it accounted for less than 10% of our revenues). In 2020, a U.S. based system integrator customer of our Integrated Solutions operating segment accounted for 11% of our revenues, (in 2022 and 2021 it accounted for less than 10% of our revenues).
Costs and Operating Expenses
Cost of revenues, for both products and services, includes the cost of system design, equipment, including inventory write-off costs, satellite capacity, salaries, and related costs, allocated overhead costs, depreciation and amortization, customer service, interconnection charges and third-party maintenance and installation.
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

Our operating results are significantly affected by, among other things, the timing of contract awards and the performance of agreements. As a result, our revenues and income (loss) may fluctuate substantially from quarter to quarter, and we believe that comparisons over longer periods of time may be more meaningful. The nature of certain of our expenses is mainly fixed or partially fixed, and any fluctuation in revenues will generate a significant variation in gross profit and net income (loss).

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021
Revenues. Revenues for the years ended December 31, 2022 and 2021 for our three operating segments were as follows:
	Year Ended			Year Ended
	December 31,			December 31,
	2022	2021		2022	2021

	U.S. dollars in thousands		Percentage change	Percentage of revenues

Satellite Networks	120,381	115,408	4%	50%	54%
Integrated Solutions	61,376	50,054	23%	26%	23%
Network Infrastructure & Services	58,083	49,508	17%	24%	23%
Total	239,840	214,970	12%	100%	100%

Our total revenues for the years ended December 31, 2022 and 2021 were $240 million and $215 million, respectively. The increase is attributable to increases in all of our operating segments. $5 million in Satellite Networks revenues, $11.3 million in Integrated Solutions revenues and $8.6 million in Network Infrastructure and Services revenues.
The increase in Satellite Networks revenues in 2022 is primarily attributable to the continued recovery in IFC market which was significantly impacted by the COVID-19 pandemic in prior years.

The increase in Integrated Solutions revenues in 2022 is primarily attributable to the continued recovery in the IFC market which was significantly impacted by the COVID-19 pandemic during 2020 and 2021 and increased  revenues from NGSO solutions.

The increase in Network Infrastructure and Services revenues in 2022 is primarily attributable to higher volume of operations revenues, partially offset by lower construction revenues.
Gross profit. The gross profits and the gross margins of our three operating segments for the years ended December 31, 2022 and 2021 were as follows:
	Year Ended		Year Ended
	December 31,		December 31,
	2022	2021	2022	2021

	U.S. dollars in thousands		Percentage of revenues
Satellite Networks	56,918	50,800	47%	44%
Integrated Solutions	17,634	16,625	29%	33%
Network Infrastructure & Services	12,356	3,842	21%	8%
Total	86,908	71,267	36%	33%

Our gross profit and gross margin are affected year-to-year by the mix of our products sold, the mix of revenues between products and services, the regions in which we operate, the size of our transactions and the timing of when such transactions are consummated. Moreover, from time to time we may have large-scale projects which can cause material fluctuations in our gross profit. We recognize revenue from the construction performance obligations related to the PRONATEL Regional Projects and other projects using the percentage-of-completion method, and as such any changes to our estimated profits in these projects may cause material fluctuations in our gross profit and gross margin. As such, we are subject to significant year-to-year fluctuations in our gross profit.
Our gross margin increased from 33% in 2021 to 36% in 2022. The increase in our gross margin in the year ended December 31, 2022 is mainly as a result of the following:
•	The increase in the Satellite Network operating segment is attributable to a favorable deal mix as well as increase in revenue volume especially from IFC market customers.

•
The decrease in the Integrated Solutions operating segment is attributable to a less favorable deal mix and the non-recurrence of Covid-19 grants received in 2021, partially offset by higher revenue volume.

•	The increase in the Network Infrastructure and Services operating segment is primarily attributable to higher portion of operation revenues.

Operating expenses:
	Year Ended
	December 31,
	2022	2021
	U.S. dollars in thousands		Percentage change

Research and development, net	35,640	31,336	14%
Selling and marketing	21,694	21,512	1%
General and administrative	18,850	15,587	21%
Impairment of held for sale asset	771	651	18%
Total operating expenses	76,955	69,086	11%

Research and development expenses, net were incurred by our Satellite Networks and Integrated Solutions operating segments. Research and development expenses, net increased by approximately $4.3 million in 2022 compared to 2021. The increase in 2022 is mainly related to higher investments in R&D to support our current and future development roadmap and growth, mostly in the Satellite Networks operating segment.
Selling and marketing expenses increased by approximately $200 thousands in the year ended December 31, 2022 compared to the year ended December 31, 2021.

         General and administrative expenses increased by approximately $3.3 million in the year ended December 31, 2022 compared to the year ended December 31, 2021. The increase in 2022 is mainly related to employee benefits related expenses and is aligned with the growth in our business.

Financial expenses, net. In the years ended December 31, 2022 and 2021, we had financial expenses, net of $2.8 million and $1.7 million, respectively. The increase in 2022 is mainly related to exchange rate differences, partially offset by an increase of interest income.
Taxes on income. Taxes on income are dependent upon where our profits are generated, such as the location and taxation of our subsidiaries as well as changes in deferred tax assets and liabilities and changes in valuation allowance attributable to changes in our profit estimates in different regions. In the year ended December 31, 2022, we had taxes expenses of approximately $13.1 million compared to approximately $3.5 million in the year ended December 31, 2021. The increase in 2022 is mainly due to a one-time tax expense of $12.9 million that was recorded with respect to historical trapped earnings, after we elected to take advantage of the temporary Israeli tax relief in 2022 and paid a reduced tax rate to allow distribution of dividends or acquisitions without additional corporate tax liability in the future (see also note 12 to the consolidated financial statements).
Year Ended December 31, 2021 Compared to Year Ended December 31, 2020
Revenues. Revenues for the years ended December 31, 2021 and 2020 for our three operating segments were as follows:
	Year Ended			Year Ended
	December 31,			December 31,
	2021	2020		2021	2020
	U.S. dollars in thousands		Percentage change	Percentage of revenues
Satellite Networks	115,408	82,050	41%	54%	49%
Integrated Solutions	50,054	39,120	28%	23%	24%
Network Infrastructure & Services	49,508	44,965	10%	23%	27%
Total	214,970	166,135	29%	100.0%	100.0%

Our total revenues for the years ended December 31, 2021 and 2020 were $215 million and $166.1 million, respectively. The increase in 2021 is attributable to an increase in all of our operating segments:  $33.4 million in Satellite Networks revenues, $11 million in Integrated Solutions revenues and $4.5 million in Network Infrastructure and Services revenues.
The increase in Satellite Networks revenues is attributable mainly to the ongoing recovery from the COVID-19 pandemic, including high volume sales in cellular backhaul, as well as to completion of a network expansion into a large customer in APAC region.
The increase in Integrated Solutions revenues is primarily attributable to the continuing recovery from the COVID-19 pandemic, which contributed to a significant increase in our revenues from the IFC market, and due to our major achievements in the NGSO market.
The increase in Network Infrastructure and Services revenues is primarily attributable to higher volume of operations revenues and improved progress in the PRONATEL Regional Projects, which were disrupted in 2020 due to quarantines in Peru during the COVID-19 pandemic.

Gross profit. The gross profits and the gross margins of our three operating segments for the years ended December 31, 2021 and 2020 were as follows:
	Year Ended		Year Ended
	December 31,		December 31,
	2021	2020	2021	2020
	U.S. dollars in thousands		Percentage of revenues
Satellite Networks	50,800	32,281	44%	39%
Integrated Solutions	16,625	8,861	33%	23%
Network Infrastructure & Services	3,842	238	8%	1%
Total	71,267	41,380	33%	25%

Our gross profit and gross margin are affected year-to-year by the mix of our products sold, the mix of revenues between products and services, the regions in which we operate, the size of our transactions and the timing of when such transactions are consummated. Moreover, from time to time we may have large-scale projects which can cause material fluctuations in our gross profit. We recognize revenue from the construction performance obligations related to the PRONATEL Regional Projects and other projects using the percentage-of-completion method, and as such any changes to our estimated profits in these projects may cause material fluctuations in our gross profit and gross margin. As such, we are subject to significant year-to-year fluctuations in our gross profit.
Our gross margin increased from 25% in 2020 to 33% in 2021. The increase in our gross margin in the year ended December 31, 2021 was mainly as a result of the following:
•	The increase in the Satellite Networks operating segment was mainly attributable to a higher revenue and a favorable deal mix.

•	The increase in the Integrated Solutions operating segment is mainly due to a higher revenue and a favorable deal mix.

•	The increase in the Network Infrastructure and Services operating segment was mainly attributable to a favorable deal mix.

Operating expenses:
	Year Ended
	December 31,
	2021	2020
	U.S. dollars in thousands		Percentage change

Research and development, net	31,336	26,303	19.1%
Selling and marketing	21,512	16,871	27.5%
General and administrative	15,587	14,063	10.8%
Merger, acquisition and related litigation expenses (income), net	-	(53,633)
Impairment of held for sale asset	651	-
Total operating expenses	69,086	3,604

Research and development expenses, net were incurred by our Satellite Networks and Integrated Solutions operating segments. Research and development expenses, net increased by approximately $5 million in 2021 compared to 2020. The increase in expenses in 2021 is mainly related to the resumption of our employees' scope of work following the reduction in activity for most of 2020 due to the COVID-19 pandemic.

Selling and marketing expenses increased by approximately $4.7 million in the year ended December 31, 2021 compared to the year ended December 31, 2020. The increase in expenses in 2021 is mainly related to the reduction in our work force and employees' scope of work for most of 2020 due to the COVID-19 pandemic, as well as an increase in agent commission in 2021.
General and administrative expenses increased by approximately $1.5 million in the year ended December 31, 2021 compared to the year ended December 31, 2020. The increase in expenses in 2021 is mainly related to the reduction in work force and employees' scope of work for most of 2020 due to the COVID-19 pandemic, as well as increase in insurance expenses in 2021.
Merger, acquisition and related litigation expenses (income), net. In the year ended December 31, 2020 we recorded $53.6 million net income, from the settlement with Comtech in the amount of $70 million, net of litigation and merger related expenses.
Financial expenses, net. In the year ended December 31, 2021 and 2020, we recorded financial expenses of $1.7 million and $1.9 million, respectively.
Taxes on income. Taxes on income are dependent upon where our profits are generated, such as the location and taxation of our subsidiaries as well as changes in deferred tax assets and liabilities and changes in valuation allowance attributable to changes in our profit estimates in different regions. In the year ended December 31, 2021 we had taxes on income of approximately $3.5 million compared to approximately $800,000 in the year ended December 31, 2020. The increase is mainly due to an income tax assessment settlement for the years 2016 through 2019 with the Israeli tax authorities and an increase in valuation allowance related to a held for sale asset during the year ended December 31, 2021.
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
The influence on the U.S. dollar cost of our operations in Israel relates primarily to the cost of salaries in Israel, which are paid in NIS and constitute a substantial portion of our expenses in NIS. In 2022, the U.S. dollar appreciated in relation to the NIS at a rate of 13%, from NIS 3.11 per $1 on December 31, 2021 to NIS 3.519 per $1 on December 31, 2022. In 2022 and 2021,  we entered into hedging agreements, to cover certain of our NIS to U.S. dollar exchange rate exposures.
The annual rate of inflation in Israel was 5.3% in 2022 and 2.8% in 2021. The NIS revaluated against the U.S. dollar by approximately 13.2% in 2022 and (3.3)% in 2021. To reduce the impact of the USD NIS fluctuations we entered certain hedging instruments (see ITEM 11 to this report).
Our monetary balances that are not linked to the U.S. dollar impacted our financial expenses during the 2022 and 2021 periods, resulting in an approximately $2 million and $0.5 million loss respectively. This is due to fluctuations in currency rates in certain regions in which we do business, mainly in Latin America, Australia, Asia and Europe. There can be no assurance that our results of operations will not be materially adversely affected by other currency fluctuations in the future.
Recently Adopted Accounting Pronouncements
In March 2020, the FASB issued Update ASU 2020-04 'Reference Rate Reform (Topic 848) - Facilitation of the Effects of Reference Rate Reform on Financial Reporting' which provides optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions affected by the reference rate reform. The amendments apply only to contracts and transactions that reference LIBOR or another reference rate expected to be discontinued as part of the reform. This ASU applies only to contracts or transactions entered into or evaluated before December 31, 2022. we adopted this standard, and it did not have a material impact on our consolidated financial statements or results.
In November 2021, the FASB issued Accounting Standards Update No. 2021-10, Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance. Under ASU 2021-10, the accounting entities with transactions with a government that are accounted for by analogy to a grant or contribution accounting model are required to annually disclose certain information regarding the transaction including: (i) nature and related accounting policy used; (ii) line items on the balance sheet and income statement affected by the transactions; (iii) amounts applicable to each line item; and (iv) significant terms and conditions. This guidance is effective for financial statements issued for annual periods beginning after December 15, 2021. The adoption of this ASU had an immaterial impact on our consolidated financial statements.
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

As of December 31, 2022 and 2021, we had cash and cash equivalents, short-term deposit and restricted cash of $87.1 million and $86.6 million, respectively. We believe that our working capital is sufficient for our present requirements.
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
As of December 31, 2022 and 2021, we had no bank loans.
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
Under the arrangements with FIBI, we are required to observe certain conditions, and under the arrangements with HSBC we are required to satisfy certain conditions and financial covenants. As of December 31, 2022, we are in compliance with these conditions and covenants. The aggregate amount of the bank guarantees outstanding to secure our various performance obligations, issued on our behalf by HSBC, FIBI and Scotia Bank del Peru as of December 31, 2022, was approximately $82.7 million, including an aggregate of approximately $80 million on behalf of our subsidiaries in Peru. We have provided HSBC and FIBI with various pledges as collateral for HSBC and FIBI guarantees. Our credit and guarantee agreements also contain various restrictions and limitations that may impact us. These restrictions and limitations relate to incurrence of indebtedness, contingent obligations, negative pledges, liens, mergers and acquisitions, change of control, asset sales, dividends and distributions, redemption or repurchase of equity interests and certain debt payments. The agreements also stipulate a floating charge on our assets to secure fulfillment of our obligations to FIBI and HSBC as well as other pledges, including a fixed pledge, on certain assets and property.
The following table summarizes our cash flows for the periods presented:
	Years Ended December 31,
	2022	2021	2020
	U.S. dollars in thousands
Net cash provided by operating activities	10,814	18,903	43,160
Net cash used in investing activities	(8,164)	(11,092)	(4,716)
Net cash used in financing activities	-	(39,003)	(24,095)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	32	(303)	(360)
Net increase (decrease) in cash, cash equivalents and restricted cash	2,682	(31,495)	13,989
Cash, cash equivalents and restricted cash at beginning of the period	84,463	115,958	101,969
Cash, cash equivalents and restricted cash at end of the period…	87,145	84,463	115,958

Our cash, cash equivalents and restricted cash increased by approximately $2.7 million during the year ended December 31, 2022 as a result of the following:
Operating activities. Cash provided by our operating activities was approximately $10.8 million in 2022 compared to approximately $18.9 million in 2021. The difference is mainly due to the change in working capital in the Network Infrastructure and Services operating segment.
Investing activities. Cash used in investing activities was approximately $8.2 million in 2022 compared to approximately $11.1 million in 2021. The change is mainly attributable to receipts from sale of held for sale asset and repayment of short-term deposits, partially offset by increased purchases of property and equipment and investment in financial instrument.
Financing activities. In 2022 we did not use any cash in our financing activities. In 2021. we used approximately $39.0 million due to dividend payments of $35 million and repayment of long-term loan of $4 million.
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
We conduct our research and development activities in Israel, Bulgaria, Moldova, the United States (California) and Singapore. Our facilities in Israel and Moldova focus on research and development of VSATs, baseband equipment and network management. Our Bulgarian center focuses on developments related to our Satellite Communication on-the-move antennas, or SOTM antennas and development of VSATs and baseband equipment. Our facilities in California and Singapore focus on the design and development of BUCs, SSPAs and Transceivers.
We have devoted significant research and development resources over the last few years to the development of our SkyEdge family of products, including development of our own proprietary hardware platforms for both baseband equipment and software. In 2022, we invested heavily in improving space spectral efficiency, including release of the new VSAT platform supporting advanced coding schemas, in developing new enhanced functionality for IFC application and global bandwidth management. We continued to invest in optimizing solutions for cellular backhaul and other applications, improving throughput, supported security and resilience. We develop our own network software as well as software for our VSATs. We have made a significant investment in a new modular product architecture involving hot-swappable RF amplifier modules, power supply modules and block up conversion modules for military and commercial teleport providers. This architecture will allow us to mix and match components for faster system product development and better supply chain resilience.
In 2022, we also invested in development of our Electronically Steerable Antennas, or ESA, for IFC applications. In addition, we invested in the development of SatCom terminals for UAVs.
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

We participate in various programs under which we have received and are eligible to receive research and development grants for financing research and development projects in Israel, pursuant to the provisions of The Encouragement of Industrial Research and Development Law, 1984. We are also participating in grant research programs of the European Union, Horizon 2020 and from time to time we participate in programs through bilateral R&D foundations such as the BIRD foundation. With respect to some of our funding programs, we are obligated to pay royalties from the revenues derived from products developed within the framework of such programs. However, most of our programs are non-royalty bearing programs.
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
The following table sets forth, for the years indicated, our gross research and development expenditures, the portion of such expenditures which was funded mainly by non-royalty bearing grants and the net cost of our research and development activities:
	Years Ended December 31,
	2022	2021	2020
	(U.S. dollars in thousands)
Gross research and development costs.	36,281	33,031	27,689
Less:
Grants	641	1,695	1,386

Research and development costs – net.	35,640	31,336	26,303

D.	Trend Information

The satellite communications industry is moving toward HTS, VHTS and NGSO technology that employ multi-orbit; multi-beam transmission for more efficient use of space segment and better performance. New satellite constellations of MEO and LEO (both considered NGSO) are being launched and scheduled to be launched in the coming years. With the scheduled launches of numerous HTS, VHTS and NGSO satellites, we believe that the development of products using this technology for the different satellites and constellations will be an important competitive factor in the satellite communications market. We are continuing our efforts to enhance our current products and develop new ones to support this technology's advantages.
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

We continue to focus on the mobility trend which has been driven by the projected growth of mobility applications, especially on airplanes, trains and seagoing vessels, as well as defense-related applications. We are focused on being the partner of choice to satellite operators that will select our SkyEdge IV platform as a multi-service system. The dynamics of the market is that few suppliers will dominate the VHTS and NGSO markets and we want to be a leading supplier. Our technology is software centric and allows pay as you grow models based on software licenses. Our systems are scalable in an efficient manner and thus allowing our customers demand-based growth. As satellite operators are becoming also service providers, we see them as our partners and go to market channels. Accordingly, we offer them end to end project management; flexibility in customizing their systems and help them manage their networks.
In the past few years, the satellite communications market has experienced increasing competition both from within its sector and from competing communication technologies. From within, we see new disruptive NGSO players that aspire to take a large part of the market. From outside the expansion of cellular coverage in rural areas worldwide, increased terrestrial infrastructures as well as the advancement of wireless technologies, increases the options for our potential and existing customers. In addition, the number of satellite communications providers in the market has increased and prices of technologies continue to decline. Another development in our industry is the increasing demand for complete solutions which encompass far more than a single platform of a communications solution.
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
During the years 2020 and 2021 the COVID-19 pandemic had an adverse effect on our industry and the markets in which we operate. During that time, the COVID-19 outbreak had significantly impacted the travel and aviation markets in which our significant Inflight Connectivity, or IFC, customers operate and had resulted in a significant reduction of our business with some of these customers. We had also experienced postponed and delayed orders in certain other areas of our businesses. Further, the guidance of social distancing, lockdowns, quarantines and the requirements to work from home in various key territories such as Israel, Peru, California, Australia, Bulgaria, China and other countries, in addition to greatly reduced travel globally, had  resulted in a substantial curtailment of business activities, which had affected our ability to conduct fieldwork as well as deliver products and services in the areas where restrictions are implemented by the local government. In addition, certain of our sales and support teams were unable to travel or meet with customers and the pandemic threat has caused operating, manufacturing, supply chain and project development delays and disruptions, labor shortages, travel and shipping disruptions and shutdowns (including as a result of government regulation and prevention measures). As a result, we experienced a significant reduction in business in 2020. The regression of the pandemic during 2022, followed by lifting of travel restrictions and social distancing regulations, led to a recovery in our business in 2021and 2022. In the twelve months ended December 31, 2022, our revenue was $240 million, compared to $215 million in the comparable period of 2021, and $166 million in the comparable period of 2020.

Amid the military conflict of Russia and Ukraine, major economic sanctions and export controls restrictions were imposed on Russia and various Russian entities by the U.S., European Union and the United Kingdom. Theses sanctions and restrictions may materially restrict our business in Russia which mainly includes exports to Russia and may delay or prevent us from collecting funds and perform money transfers from Russia.

We receive manufacturing services from a global manufacturer’s facility in Ukraine. While the manufacturer assured us that the operations of the plant have not been interrupted by the military situation in Ukraine and has a business continuity and recovery plans in place, there is no assurance that negative developments in the area in the future will not disrupt our business and materially adversely affect our business.

E.         Critical Accounting Estimates
The preparation of the consolidated financial statements in conformity with U.S. Generally Accepted Accounting Principles (U.S. GAAP) requires us to make estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Main areas that require significant estimates and assumptions by us include contract costs, revenues (including variable consideration, determination of contracts duration, establishing stand-alone selling price for performance obligations) and profits or losses, application of percentage-of-completion accounting, provisions for uncollectible receivables and customer claims, impairment of inventories, impairment and useful life of long-lived assets, goodwill impairment, valuation allowance in respect of deferred tax assets, uncertain tax positions, accruals for estimated liabilities, including litigation and insurance reserves, and stock-based compensation. We base our estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.
              We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of the financial information included in this annual report.
Revenues. We generate revenue mainly from the sale of products (including construction of networks), satellite-based communications networks services and from providing connectivity, internet access and telephony services. We sell our products and services to enterprises, government and residential customers under large-scale contracts that utilize both our networks and other networks that we install, mainly based on BOT and BOO contracts. These large-scale contracts sometimes involve the installation of thousands of VSATs or construction of massive fiber-optic and wireless networks. Revenues from sale of products includes mainly the sale of VSATs, hubs, SSPAs, low-profile antennas, on-the-move/on-the-pause terminals, and construction and installation of large-scale networks based on BOT and BOO contracts. Sale of services includes access to and communication via satellites (“space segment”), installation of equipment, telephone services, internet services, consulting, on-line network monitoring, network maintenance and repair services. We sell our products primarily through our direct sales force and indirectly through resellers or system integrators.
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
Revenue from the sale of equipment is recognized at a point in time, once the customer has obtained control over the items purchased. When significant acceptance provisions are included in the arrangement, we defer recognition of the revenue until the acceptance occurs. Revenue from periodic services is recognized ratably over the term the services are rendered. Revenue from other services is recognized upon their completion.
Revenues from long-term contracts under which we provide significant construction to the customer's specifications and networks operation and maintenance (mostly governmental projects) are generally recognized over time because of continuous transfer of control to the customer. Specifically, these contracts include construction performance obligations, for which this continuous transfer of control to the customer is based on the fact that our performance creates or enhances an asset that the customer controls as the asset is created or enhanced according to ASC 606. We generally use the cost-to-cost measure of progress for these construction performance obligations because it best depicts the transfer of control to the customer, which occurs as costs are incurred on the contracts. In the years ended December 31, 2022, 2021 and 2020, we recognized revenues from these construction performance obligations in the amount of $16.2 million, $23.0 million and $19.5 million, respectively, which are presented under Network Infrastructure and Services operating segment.

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
Revenues from contracts relating to the design, development or manufacture of complex equipment or technology platforms to a buyer’s specification (or to provide services related to the performance of such contracts) are generally recognized over time because of continuous transfer of control to the customer. This continuous transfer of control to the customer is usually based on the facts that we have the right to payment for performance completed to date and the underlying asset has no alternative use according to ASC 606. We generally use the cost-to-cost measure of progress for these contracts because it best depicts the transfer of control to the customer, which occurs as costs are incurred on the contracts.
Accounting for contracts under which continuous transfer of control to the customer occurs, as described above, involves the use of various techniques to estimate total contract revenue and performance costs. We estimate the profit on a contract as the difference between the total estimated transaction price and the total expected performance costs of the contract and recognize revenue and incurred costs over the life of the contract. Changes to performance cost estimates under a contract may occur in a situation where: (a) identified contract risks cannot be resolved within the cost estimates included in a contract's estimated at completion, or EAC; or (b) new or unforeseen risks or changes in the performance cost estimates must be incorporated into the contract's EAC. Changes in estimated revenues and/or estimated project costs which are related to an existing performance obligation, and that are not distinct from those goods and services already provided, and therefore form part of single performance obligation, are recorded in the period the change is reasonably determinable, with the full amount of the inception-to-date effect of such changes recorded in such period on a "cumulative catch-up" basis. For contracts that are deemed to be loss contracts, we establish forward loss reserves for total estimated costs that are in excess of total estimated consideration under a contract in the period in which they become probable. If any of the above factors were to change, or if different assumptions were used in estimating progress cost and measuring progress towards completion, it is possible that materially different amounts would be reported in our consolidated financial statements.
Under the typical payment terms of the contracts under which continuous transfer of control to the customer occurs as described above, the customer pays us milestones-based payments. This may result in revenue recognized in excess of billings and is presented as part of contract assets on the consolidated balance sheets. In addition, we typically receive interim payments as work progresses, although for some contracts, we may be entitled to receive an advance payment. We recognize a liability for these payments in excess of the revenue recognized and present it as liabilities on the consolidated balance sheets. The advance payment typically is not considered a significant financing component.

Amounts recognized as revenue and which we have an unconditional right to receive are classified as trade receivables in the consolidated balance sheets.
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

Income Taxes. We are subject to income taxation in Israel, the United States, and numerous other jurisdictions. Determining our provision for income taxes requires significant management estimations and judgments. In addition, our provision for income taxes could be adversely affected by many factors, including, among other things, changes to our operating structure, changes in the amounts of earnings in jurisdictions with different statutory tax rates, changes in the valuation of deferred tax assets and liabilities and changes in tax laws. We are subject to ongoing tax examinations in various jurisdictions. Tax authorities may disagree with our intercompany charges, cross-jurisdictional transfer pricing or other matters and assess additional taxes. While we regularly evaluate the likely outcomes of these examinations to determine the adequacy of our provision for income taxes, there can be no assurance that the outcomes of such examinations will not have a material impact on our results of operations and cash flows. In addition, we may be audited in various jurisdictions, and such jurisdictions may assess additional taxes against us. Although we believe our tax estimates are reasonable, the final determination of any tax audits or litigation could be materially different from our historical tax provisions and accruals, which could have a material adverse effect on our results of operations or cash flows in the period or periods for which a determination is made.

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

Accounts Receivable and Allowance for Credit losses. We are required to estimate our ability to collect our trade receivables. A considerable amount of judgment is required in assessing their ultimate realization. We estimate expected credit losses for the allowance for doubtful accounts and allowance for unbilled receivables based upon our assessment of various factors, including historical experience, the age of the accounts receivable balances, the credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect our ability to collect from customers.
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
Impairment of Long-Lived Assets. Our long-lived assets that are subject to amortization are reviewed for impairment in accordance with ASC 360, "Property, Plant and Equipment" ("ASC 360"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.
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
Future events could cause us to conclude that impairment indicators exist and that additional long-lived assets associated with our acquired businesses are impaired. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.
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
In the years ended December 31, 2022, 2021 and 2020 we performed assessments to continue to support our conclusion that no impairment of goodwill was required for any of our reporting units.
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

The following table sets forth the name, age, position(s), and a brief account of the business experience of each of the directors and executive officers as of March 8th, 2023:
Name	Age	Position
Amiram Boehm	51	Chairman of the Board of Directors
Adi Sfadia	52	Chief Executive Officer
Ronit Zalman Malach (3)(4)	56	Director
Aylon (Lonny) Rafaeli (1) (2)(4)	69	Director
Dafna Sharir (1)(4)	55	Director
Elyezer Shkedy (1)(2)(4)(5)	65	Director
Ami Shafran (1)(2)(4)(5)	68	Director
Gil Benyamini	49	Chief Financial Officer
Michal Aharonov	51	Chief Commercial Officer
Ron Levin	48	Chief Operating Officer
Lior Moyal	45	Senior Vice President, Human Resources
Hagay Katz	63	Chief Product and Marketing Officer
Aharon Mullokandov	39	Senior Vice President of Research & Development
Doron Kerbel	51	General Counsel & Company Secretary

(1)	Member of our Audit Committee.
(2)	Member of our Compensation Committee.
(3)	“Independent Director” under the applicable NASDAQ Marketplace Rules (see explanation below)
(4)	“Independent Director” under the applicable NASDAQ Marketplace Rules and the applicable rules of the SEC (see explanation below)
(5)	“External Director” as required by Israel’s Companies Law (see explanation below)

Amiram Boehm has served on our Board of Directors since December 2012 and on February 2023, was elected by our Board to serve as Chairman of the Board as of March 8, 2023. Since 2004 and until November 2022, Mr. Boehm had been a Partner in the FIMI Opportunity Funds, Israel’s largest group of private equity funds, since 2004. On February 2023, Mr. Boehm was appointed as Chairman of the Board of BrainsWay Ltd. (NASADQ and TASE). While he was a Partner in the FIMI Opportunity, Mr. Boehm served as the Chairman of the Board of  director of DelekSon Ltd. and a director at, Hadera Paper Ltd. (TASE), Rekah Pharmaceuticals Ltd (TASE), KAMADA Ltd. (NASDAQ and TASE), TAT Technologies Ltd. (NASDAQ and TASE), PCB Technologies Ltd. (TASE), and Galam Ltd. Mr. Boehm previously served as the Managing Partner and Chief Executive Officer of FITE GP (2004), and as a director among others of Ormat Technologies Inc. (NYSE, TASE), Scope Metal Trading, Ltd. (TASE), Inter Industries, Ltd. (TASE), NOVOLOG (Pharm-Up 1966) Ltd. (TASE), Global Wire Ltd. (TASE), Telkoor Telecom Ltd. (TASE), Dimar Cutting Tools Ltd and Solbar Industries Ltd. (previously traded on the TASE). Prior to joining FIMI, from 1999 until 2004, Mr. Boehm served as Head of Research of Discount Capital Markets, the investment arm of Israel Discount Bank. Mr. Boehm holds a B.A. degree in Economics and a LL.B. degree from Tel Aviv University, Israel and a Joint M.B.A. degree from Northwestern University and Tel Aviv University, Israel.

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
Ronit Zalman Malach has served on our Board of Directors since September 2022. Ms. Malach has more than 20 years of professional experience in finance. Ms. Malach serves from August 2022 as the CFO of Isracard Ltd. (TASE), and from 2019 to 2022 served as a CFO of Mekorot National Water Company Ltd., Between 2017 and 2019, Ms. Malach served as CFO and CRO at IMI Systems Ltd. Ms. Malach served as a director of Clalit Health Care, from 2019 until August 2022. Ms. Malach served as an external director of G. Willi-Food Investments Ltd. (NASDAQ) between 2016 and 2019 and served as an external director of Meitav Dash Pension and Provident Ltd. (TASE), , between 2017 and 2019. Between 2005 and 2016, Ms. Malach served in various financial management positions in Clal Insurance Group (TASE), including acting as deputy CEO and CFO. Ms. Malach holds a B.A. degree in Economics and Accounting from Tel Aviv University, Israel and a M.B.A. degree in Finance from Bar Ilan University, Israel.
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
Dafna Sharir has served on our Board of Directors since May 2016. Ms. Sharir is an independent consultant in the areas of mergers and acquisitions and business development. Ms. Sharir serves as a director of Ormat Technologies Inc. (NYSE, TASE) since 2018, Ms. Sharir served as Senior Vice President Investments of Ampal Corp. between 2002 and 2005. Before that she served as Director of Mergers and Acquisitions at Amdocs (until 2002). Between 1994 and 1996, Ms. Sharir worked as a tax attorney with Cravath, Swaine & Moore in New York. Ms. Sharir is a director of Ormat Technologies Inc., Minute Media Inc. and Cognyet Software Ltd. and served in the past as a director of Frutarom Industries Ltd. Ms. Sharir holds a B.A. degree in Economics and a LL.B degree, both from Tel Aviv University, Israel, LL.M. degree in Tax Law from New York University, and M.B.A. degree from INSEAD.
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

Major General (ret.) Ami Shafran, has served on our Board of Directors since January 2021. Mr. Shafran has served since 2018 as a venture partner at Moneta Capital. Since 2020, Mr. Shafran has served as director at Gencell (TASE). Since 2013, Mr. Shafran has served as the head of the Cyber Innovation Center at Ariel University and since 2021 as Chairman of the Executive Committee of the University. Mr. Shafran served as Chairman of the Board at Native Alpha Cybertech Management Ltd. during 2021. From 2006 through 2011, Mr. Shafran served as Commander of the information, communications and cyber command (C4I of the Israel Defense Force). In 2002, Mr. Shafran served as head of the research and development unit of the Israeli Ministry of Defense, MAFAT (chief of science) and chief of staff of the Ministry of Defense and the Research and Development Attaché at the Israeli Embassy in Washington DC. Mr. Shafran had also served as director of Rafael Advance Defense Systems Ltd for three years and as a director at ISI - ImageSat International N.V. Since 2017, Mr. Shafran serves as a director of Paz Group (TASE), as a non-executive chair of Elsight (Australian Stock Exchange or ASX), and as head of the advisory board at Security Matters (ASX). Mr. Shafran has served as Chairman of the Board of Pazkar Ltd. and Paz Lub Ltd., as a member of the board of directors of Waterfall Security Solutions, and as President of Enigmatos Ltd., an automotive cyber security company and other non-public companies. Mr. Shafran holds a B.Sc. degree in Electrical Engineering from the Ben Gurion University in Israel and a M.B.A. degree from the Tel Aviv University.
Gil Benyamini has served as our Chief Financial Officer since February 2022. Previously, Mr. Benyamini served as CFO at Panaxia Pharmaceutical Industries (TASE) for four years. From 2009 to 2016, Mr. Benyamini served as CFO at Walla Communications, and from 2006 until 2009 served as CFO at Exent Technologies. Mr. Benyamini also held finance positions at Tecnomatix Technologies (previously traded on NASDAQ) and PwC. Mr. Benyamini is a Certified Public Accountant and holds a B.A. degree in economics, statistics and operations research, a B.A. degree in accounting and an MBA (major in finance) degree, all from Tel-Aviv University.
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
Lior Moyal has served as our Senior Vice President of Human Resources since March 2021. Prior to that and since August 2020, Ms. Moyal served as our VP of Human Resources. Prior to that and since March 2017, Ms. Moyal served as Director of Human Resources of Wavestream, our US subsidiary, and before that, as our Global Organization Development Manager & HR Business Partner since January 2016. Prior to joining Gilat, Ms. Moyal was HR Business Lead at Amdocs after serving in several positions since 2002 and served as a Human Capital Captain in the IDF before that. Ms. Moyal holds a M.A. degree in Organization Development from the Polytechnic University and B.A. degree in Social Science from the Open University.
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

Aharon Mullokandov has served as our Senior Vice President Research and Development since May, 2022. Prior to joining Gilat, Mr. Mullokandov served as Vice President Global R&D Cyber Security at Allot Communications (Nasdaq – ALLT) and previously served as Assistant Vice President, Global Program Development. Before joining Allot, Mr. Mullokandov was the Head of Global Customer Service at Here Mobility. Prior thereto, Mr. Mullokandov served as the Head of the Drive Division at Servotronix Motion Control. Mr. Mullokandov began his career at Gilat, serving in many different positions over a nine-year period including Assistant Vice President, Global Cloud Operations Services, R&D Director, Global QA and System Engineering. Mr. Mullokandov holds a Bachelor of Science (BSc) degree in Electrical, Electronics and Communications Engineering from Ariel University.
Doron Kerbel has served as our General Counsel and Company Secretary since September 2022. Prior to joining Gilat, Mr. Kerbel served from 2015 to September 2022 as General Counsel and Company Secretary at Senstar Technologies Ltd. (NASDAQ), previously known as Magal Security Systems Ltd. From 2007 to 2015, Mr. Kerbel served as legal counsel at Elbit Systems Ltd. (TASE and NASDAQ). From 2003 to 2005, Mr. Kerbel served as a senior legal counsel for international law at Israel's embassy to the Hague. Mr. Kerbel also served as an associate in prominent Israeli law firms. Mr. Kerbel holds a LL.B. degree from the Richman University and a LL.M degree in public international law (with distinction) from the University of Amsterdam.

Board Diversity

Nasdaq’s Board Diversity Rule, which was approved by the SEC on August 6, 2021, is a disclosure standard designed to encourage a minimum board diversity objective for companies and provide stakeholders with consistent, comparable disclosures concerning a company’s current board composition. This rule requires companies listed on the Nasdaq exchange to: (1) publicly disclose board-level diversity statistics using a standardized template; and (2) have or explain why they do not have at least two diverse directors. For companies listed on Nasdaq prior to August 6, 2021, a board must include at least one diverse director by August 7, 2023, and at least two diverse directors by either August 6, 2025 (if listed as a “Nasdaq Global Select or Global Markets” company) or August 6, 2026 (if listed as a “Nasdaq Capital Market” company). The required annual disclosure is made in the form of the “Board Diversity Matrix” established by the Rule.

Our current board composition is reflected in the following matrix:
Board Diversity Matrix (As of March 1, 2023)
Country of Principal Executive Offices:	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	6
	Female	Male	Non-binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ	0
Did Not Disclose Demographic Background	6
Directors with Disabilities	0

As a foreign issuer subject to the added flexibility provided under Nasdaq’s Board Diversity Rule, we currently meet the diversity objectives promulgated under this rule by having two female directors, as reflected in the above matrix.

B.	Compensation of Directors and Officers

The following table sets forth the aggregate compensation paid to or accrued on behalf of all of our directors and officers as a group for the year ended December 31, 2022:
	Salaries, Fees, Directors’ Fees, Commissions and Bonuses (1)	Amounts Set Aside for Pension, Retirement and Similar Benefits
All directors and officers as a group (18 persons) (2)	$4,654,294	$376,297

(1)
Includes bonuses and equity-based compensation accrued in 2022, but does not include business travel, professional and business association dues and expenses reimbursed to our directors and officers, and other benefits commonly reimbursed or paid by companies in Israel.

(2)	Includes one director and two officers who ceased to hold office during 2022 and were replaced by newly appointed officers.

In accordance with Israeli law requirements, the table below sets forth the compensation paid to our five most highly compensated senior office holders (as defined in the Companies Law) with respect to the year ended December 31, 2022, in accordance with the expenses recorded in our financial statements for the year ended December 31, 2022. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”
For purposes of the table and the summary below, and in accordance with the above mentioned securities regulations, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation.
Summary Compensation Table

Information Regarding the Covered Executive in U.S. dollars (1)
Name and Principal Position	Base Salary	Benefits and Perquisites(2)	Variable Compensation(3)	Equity-Based Compensation(4)	Total
Adi Sfadia, Chief Executive Officer	391,378	32,367	323,916	229,466	977,127
Isaac Angel, former Chairman of the Board of Directors(5)	144,740	-	117,317	512,602	774,659
Hagay Katz, Chief Product and Marketing Officer	249,059	50,654	104,617	108,425	512,756
Michal Aharonov, Chief Commercial Officer	256,175	50,590	108,177	84,668	499,610
Ron Levin, Chief Operating Officer	256,175	51,512	103,432	79,661	490,780

(1)	All amounts reported in the table are in terms of cost to our company, as recorded in our financial statements.
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

(3)
Amounts reported in this column refer to Variable Compensation such as commissions, incentive and bonus payments payable upon conditions met in the year ended December 31, 2022 and recorded in our financial statements.

(4)
Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2022, with respect to equity-based compensation granted to the Covered Executive.

(5)	Mr. Angel resigned effective March 8, 2023.

 In accordance with the approval of our shareholders and in accordance with Israeli corporate law regarding compensation of external directors, each of our non-employee directors and external directors (all of our current directors except for our Chairman of the Board of Directors) is entitled to receive annual compensation payable quarterly of approximately NIS 93,690 (approximately $26,600), and an additional fee of approximately NIS 1,924 (approximately $550) for each board or committee meeting attended. In addition, Board members are compensated for telephone participation in board and committee meetings in an amount of 60% of what would be received for physical attendance and for written resolutions in an amount equal to 50% of same. All the above amounts are linked to changes in the Israeli consumer price index as of September 2014 and subject to changes in the amounts payable pursuant to Israeli law from time to time.
As of December 31, 2022, our directors and executive officers as a group, consisting of 15 persons, held options to purchase an aggregate of 1,760,869 ordinary shares, having exercise prices ranging from $4.19 to $11.92 (adjusted due to distribution of dividends in April 2019, December 2020 and January 2021). Generally, the options granted to our directors, vest ratably each quarter over a three-year, except in the case of the grant to our Chairman of the Board of Directors, in which the options vest over a four-year period. The options granted to our executive officers vest over a four-year period. The options will expire between 2023 and 2028. All of such options were awarded under our stock option plans described in Item 6E - “Directors, Senior Management and Employees - Share Ownership - 2008 Share Incentive Plan”.
Chairman Services. Mr. Angel served as Chairman of the Board of Directors of our company from March 2021 until March 2023. Beginning in May 2021, Mr. Angel was entitled (directly or through his controlled company) to: (i) a monthly fee in the amount of NIS 28,000 (approximately $8,000); (ii) payment of the cash value of various fringe benefits, in an aggregate amount of up to NIS 12,000 (approximately $3,400) per month, which is equal to the employer’s cost that would have been incurred by us for such benefits if the Chairman served in an employee status; and (iii) office space and secretarial assistance and reimbursement for out-of-pocket expenses incurred by him in connection with his service. Mr. Angel was also entitled to an annual cash bonus plan of six (6 monthly salaries for the years 2021 to 2023, upon achievement of a threshold of 80% of the company’s target operating profit metric. Additionally, Mr. Angel was eligible for an over- achievement bonus of up to three (3) monthly salaries. We may terminate the Chairman’s services by providing two months paid notice. Mr. Angel was granted options to purchase 500,000 of our ordinary shares, with an exercise price of $11.92 per share. The options were granted under our 2008 Option Plan and were subject to a four year vesting period. The options remain exercisable for 12 months following cessation or termination of service.

CEO. Mr. Sfadia has served as our Chief Executive Officer since November 2020. Prior to that, Mr. Sfadia served as Interim Chief Executive Officer since July 2020 and as our Chief Financial Officer since November 2015. Since January 2021, Mr. Sfadia is entitled to a monthly salary of NIS 110,000 (approximately $31,260) and fringe benefits including social benefits, annual vacation and reimbursement of expenses. Mr. Sfadia is also entitled to an annual cash bonus plan of six (6) base monthly salaries for the years 2021 to 2023, upon achievement of a threshold of 80% of the company’s target operating profit metric. Additionally, Mr. Sfadia may be eligible for an over- achievement bonus of up to three (3) base monthly salaries. In January 2021 Mr. Sfadia was granted options to purchase 400,000 ordinary shares at an exercise price of $6.22 per share (following a subsequent adjustment due to distribution of a $0.63 per share cash dividend in 2021). The options were granted under our 2008 Option Plan and will vest over a period of four years. The options will remain exercisable for 12 months following cessation or termination of service (other than for cause). All options are subject to acceleration upon a change in control event. The options will expire on the sixth anniversary of the date of the grant. In February 2023, Mr. Sfadia was granted options (subject to the shareholders’ approval) to purchase 100,000 ordinary shares at an exercise price of $5.68 per share, with similar terms as described above.

In accordance with the Israeli Companies Law, we adopted an Executive Compensation Policy for our executive officers and directors. The purpose of the policy is to describe our overall compensation strategy for our executive officers and directors and to provide guidelines for setting their compensation, as prescribed by the Israeli Companies Law. In accordance with the Israeli Companies Law, the Executive Compensation Policy must be reviewed and readopted at least once every three years. The policy was last amended in September 2022.
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
Arrangements regarding the compensation of directors require the approval of the Compensation Committee, the Board, and our shareholders, in that order.
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
Independent Directors. In general, NASDAQ Marketplace Rules require that the board of directors of a NASDAQ-listed company have a majority of independent directors within the meaning of the NASDAQ rules. Our Board of Directors has determined that six out of the seven members of our Board of Directors are independent directors under NASDAQ requirements.
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
Our Audit Committee oversees (in addition to the Board) the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent auditors’ qualifications, independence, compensation, and performance, and the performance of our internal audit function. Our Audit Committee is also required to determine whether there are deficiencies in the business management of our company and, in such event, propose to our Board of Directors the means of correcting such deficiencies, determine whether certain related party actions and transactions are “material” or “extraordinary” in connection with their approval procedures, approve related-party transactions as required by Israeli law and establish whistleblower procedures (including in respect of the protections afforded to whistleblowers). The Audit Committee may consult from time to time with our independent auditors and internal auditor with respect to matters involving financial reporting and internal accounting controls.
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
Our Compensation Committee consists of Mr. Shafran, Mr. Shkedy and Mr. Rafaeli. All of the members of our Compensation Committee are independent directors, within the meaning of NASDAQ rules, and the composition of our Compensation Committee complies with the compensation committee composition requirements of the Israeli Companies Law.
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
In addition, our Compensation Committee offers recommendations to the Board of Directors regarding equity compensation issues (with the Board also approving the compensation of our executive officers), and administers our option plans, subject to general guidelines determined by our Board of Directors from time to time. The Compensation Committee also makes recommendations to our Board of Directors in connection with the terms of employment of our Chief Executive Officer and all other executive officers.

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
Some other transactions, actions, and arrangements involving an office holder (or a third party in which an office holder has an interest) must be approved by the board of directors, or as otherwise provided for in a company’s articles of association. However, a transaction that is not for the benefit of the company may not be approved. In some cases, such a transaction must be approved by the audit committee and by the board of directors, and under certain circumstances, shareholder approval may be required as well. Generally, in all matters in which a director has a personal interest, he or she shall not be permitted to vote on the matter or be present at the meeting in which the matter is considered, except in case of a transaction that is not extraordinary or for the purpose of presenting the proposed transaction, if the chairman of the audit committee or board of directors (as applicable) determines it necessary. Should a majority of the audit committee or of the board of directors have a personal interest in the matter, then: (a) all of the directors are permitted to vote on the matter and attend the meeting at which the matter is considered; and (b) the matter requires approval of the shareholders at a general meeting.
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

The Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, a person would become a 25% or greater shareholder of the company. This rule does not apply if there is already another 25% or greater shareholder of the company. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition, a person would hold greater than a 45% interest in the company unless there is another shareholder holding more than a 45% interest in the company. These requirements do not apply if (i) in general, the acquisition was made in a private placement that received shareholders’ approval, (ii) was from a 25% or greater shareholder of the company, which resulted in the acquirer becoming a 25% or greater shareholder of the company, if there is not already a 25% or greater shareholder of the company, or (iii) was from a shareholder holding a 45% interest in the company which resulted in the acquirer becoming a holder of a 45% interest in the company if there is not already a 45% or greater shareholder of the company.
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
A company may also procure insurance for an office holder’s liability in consequence of an act performed in the scope of his office in the following cases: (i) a breach of the duty of care of such office holder, (ii) a breach of fiduciary duty, only if the office holder acted in good faith and had reasonable grounds to believe that such act would not be detrimental to the company, or (iii) a monetary obligation imposed on the office holder for the benefit of another person. Subject to the provisions of the Companies Law and the Securities Law, a company may also enter into a contract for procurement of insurance for an office holder for (a) expenses, including reasonable litigation expenses and legal fees, incurred by the office holder as a result of a proceeding instituted against such office holder in relation to (A) infringements that may impose financial sanction pursuant to the provisions of Chapter H’3 under the Securities Law or (B) administrative infringements pursuant to the provisions of Chapter H’4 under the Securities Law or (C) infringements pursuant to the provisions of Chapter I’1 under the Securities Law and (b) payments made to the injured parties of such infringement under Section 52ND(a)(1)(a) of the Securities Law.

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
  As of December 31, 2022, we had 987 full-time employees, including 276 employees in engineering, research and development, 239 employees in manufacturing, operations and technical support, 81 employees in marketing and sales, 44 employees in administration and finance and 347 in other departments. Of these employees, 293 were based in our facilities in Israel, 158 were employed in the U.S., 316 were employed in Latin America and 220 were employed in Asia, the Far East and other parts of the world.
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
  We provide our employees around the world with fringe benefits in accordance with applicable law and we are subject to various labor laws and labor practices around the world. Rulings by Israel’s National Labor Court and Israel’s largest labor union’s bylaws substantially facilitate the organization of a labor union in companies in Israel. We and our employees are not parties to any collective bargaining agreements and our employees are not represented by any labor union. However, certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Manufacturers’ Association of Israel) are applicable to all Israeli employees by order of the Israeli Minister of Economy and Industry. These provisions principally concern the length of the workday and the work week, minimum wages for workers, contributions to a pension fund, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment. These provisions are modified from time to time.
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
As of December 31, 2022, our directors and executive officers as a group (15 persons) held options to purchase 1,760,869 of our ordinary shares under our share options plans (described below), exercisable at a weighted average exercise price of $8.64 per share (adjusted for the distribution of dividends in April 2019, December 2020 and January 2021). These options have expiration dates ranging from February  2023 to September 2028.

2008 Share Incentive Plan
In October 2008, our Board of Directors adopted the 2008 Stock Incentive Plan, or the 2008 Plan, for issuance of options, restricted share units, or RSUs, and other forms of equity-based awards to our directors, officers, consultants and employees. The term of the 2008 Plan had been extended by an additional ten-year period, commencing in October 2015. Our Board of Directors also adopted a sub-plan to enable qualified optionees certain tax benefits under the Israeli Income Tax Ordinance. Following increases approved by our Board of Directors, the total number of ordinary shares reserved for issuance of options under the 2008 Plan is 10.3 million shares. As of December 31, 2022, we have granted options to purchase 7,761,676 ordinary shares under the 2008 Plan (excluding options that were granted and cancelled), pursuant to which 3,181,313 ordinary shares have been issued as of December 31, 2022. As of December 31, 2022, we had outstanding options to purchase 3,441,644 ordinary shares, with exercise prices ranging from $4.06 to $11.92 per share (adjusted due to the distribution of a dividends in April 2019, December 2020 and January 2021).  Such options expire at various times through November 2028. As of December 31, 2022 there were no outstanding RSUs under this plan.
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
The options granted under the 2008 Plan to our executives generally vest over a four-year period. The options granted under the 2008 Plan to our directors generally vest ratably each quarter over a three-year period except in the case of the grant to our Chairman of the Board of Directors, in which the options vest over a four-year period.

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
F.	DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

Not applicable.
ITEM 7:	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares, as of March 6, 2023, by each person who we believe beneficially owns 5% or more of our outstanding ordinary shares and all of our directors and executive officers as a group.

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. The percentage ownership of each such person is based on the number of ordinary Shares outstanding as of March 6, 2023 and includes the number of ordinary shares underlying options and RSUs that are exercisable within sixty (60) days from the date of March 6, 2023 ordinary shares subject to these options and RSUs are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options and RSUs, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person. The information in the table below is based on 56,614,491 ordinary shares outstanding as of March 6, 2023. Each of our outstanding ordinary shares has identical rights in all respects. The information in the table below with respect to the beneficial ownership of shareholders is based on the public filings of such shareholders with the SEC through March 6, 2023 and information provided to us by such shareholders.

Name	Number of Shares	Percent
Phoenix Holdings Ltd. (1)	10,828,962	19.13%
Meitav Investment House Ltd.(2)	4,787,687	8.46%
Thrivent Financial for Lutherans (3)	2,828,771	5.00%
All directors and executive officers as a group (15 persons) (4)	692,934	1.22%

(1)
Based on Schedule 13G filed on February 14, 2023 with the SEC by Phoenix Holdings Ltd. and information provided to us by Phoenix Holdings Ltd., as of January 1, 2023. The ordinary shares reported are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of Benelus Lux S.a.r.l and/or Phoenix Holdings Ltd. and/or Excellence Investments Ltd. The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. CP III Cayman GP Ltd., Matthew Botein and Lewis (Lee) Sachs are the controlling shareholders of Benelus Lux S.a.r.l. The principal office of Phoenix Holdings Ltd. is 53 Derech Hashalom Drive, Ramat Gan 5345433.

(2)
Based on Schedule 13G filed on January 11, 2023 with the SEC by Meitav Investment House Ltd. (“Meitav”) and information provided to us by Meitav as of January 11, 2023. The ordinary shares reported are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of Meitav (the "Subsidiaries").  Some of the securities reported in the filing are held by third-party client accounts managed by a subsidiary of Meitav as portfolio managers, which subsidiary operates under independent management and makes independent investment decisions and has no voting power in the securities held in such client accounts.  The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or members of pension or provident funds, unit holders of mutual funds, and portfolio management clients.  Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions. The principal office of Meitav. is 30 Derekh Sheshet Ha-Yamim, Bnei Brak, Israel.

(3)
Based on Schedule 13G filed on February 7, 2023 with the SEC by Thrivent Financial for Lutherans ("Thrivent"). The ordinary shares reported are beneficially owned by a Thrivent trusts and subsidiaries for which Thrivent Financial for Lutherans serves as investment adviser. The ordinary shares were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11 The principal office of  Thrivent Financial for Lutherans is 1651 Old Medow Rd McLean, VA 22102.

(4)	As of March 6, 2023, all directors and executive officers as a group (15 persons) held 692,934 options that are vested or that vest within 60 days of March 6, 2023.

Significant Changes in the Ownership of Major Shareholders
As of March 2, 2021, our major shareholders were FIMI Funds, beneficially owning 14,901,865 ordinary shares (approximately 26.4% ownership), Mivtach Shamir Holdings Ltd. beneficially owning 4,316,768 ordinary shares (approximately 7.6% ownership) and Yelin Lapidot Holdings Management Ltd. beneficially owning 2,967,963 ordinary shares (approximately 5.25% ownership).
As of May 9, 2022, our major shareholders were FIMI Funds, beneficially owning 5,562,994 ordinary shares (approximately 9.8% ownership), Phoenix Holdings Ltd. beneficially owning 5,269,703 ordinary shares (approximately 9.3% ownership), and Meitav Investments Ltd. beneficially owning 3,755,003 ordinary shares (approximately 6.6% ownership).
As of March 6, 2023, our major shareholders were Phoenix Holdings Ltd. beneficially owning 10,828,962 ordinary shares (approximately 19.13% ownership), Meitav Investment House Ltd. beneficially owning 4,787,687 ordinary shares (approximately 8.46 % ownership), and Thrivent Financial for Lutherans beneficially owning 2,828,771 ordinary shares (approximately 5.00% ownership).

Major Shareholders Voting Rights
The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares, except to the extent that they hold more than 14% and as such, they will have a right to appoint a director, subject to certain conditions set forth in our Articles of Association.
Record Holders
Based on a review of the information provided to us by our transfer agent, as of March 6, 2023, there were 69 holders of record of our ordinary shares, of which 49 record holders holding approximately 91.5% of our ordinary shares had registered addresses in the U.S. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees, including CEDE & Co., the nominee for the Depositary Company (the central depositary for the U.S. brokerage community), which held approximately 91.5% of our outstanding ordinary shares as of said date.
B.	Related Party Transactions

Since 2014, our Board of Directors has approved our entering into several agreements for the purchase of infrastructure, construction and services from C. Mer Industries Ltd., or C. Mer.  FIMI Funds, our former largest shareholder, held approximately 36.6% of C. Mer’s share capital as of December 31, 2021. These transactions were approved by our Audit Committee and Board of Directors in accordance with the requirements of the Israeli Companies Law.
As of December 31, 2022, FIMI holds less than 5% of our share capital and has no representatives on our board of directors. Accordingly, FIMI and its affiliates are no longer considered related parties.
In the year ending on December 31, 2022, none of our major shareholders held more than 25% of our share capital. In the year ending on December 31, 2022, we settled the final payment with C. Mer for their services and purchased certain products from Euclid. These transactions were approved by our Audit Committee, and Board of Directors, in accordance with the requirements of the Israeli Companies law.
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

In 2003, the Brazilian tax authority filed a claim against our inactive subsidiary in Brazil, SPC International Ltda, for the payment of taxes allegedly due from the subsidiary. After numerous hearings and appeals at various appellate levels in Brazil, the Supreme Court ruled against the subsidiary in final non-appealable decisions published in June 2017. As of December 31, 2022, the total amount of this claim, including interest, penalties and legal fees is approximately $7 million, of which approximately $0.8 million is the principal. The Brazilian tax authorities initiated foreclosure proceedings against the subsidiary and certain of its former managers. The foreclosure proceedings against the former manager were cancelled by court in a final and not appealable decision issued in July 2017. While foreclosure and other collection proceedings are pending against the subsidiary, based on Brazilian external counsel’s opinion, we believe that the subsidiary has solid arguments to sustain its position that further collection proceedings and inclusion of any additional co-obligors in the tax foreclosure certificate are barred due to statute of limitation and that the foreclosure procedures cannot legally be redirected to other group entities and managers who were not initially cited in the foreclosure proceeding due to the passage of the statute of limitation. Accordingly, we believe that the chances that such redirection will lead to a loss recognition are remote.
In 2014, our Peruvian subsidiary, Gilat To Home Peru, or GTH Peru, initiated arbitration proceedings in Lima against the Ministry of Transport and Communications of Peru, or MTC, and PRONATEL. The arbitration was related to the PRONATEL projects awarded to us in 2000-2001. Under these projects, GTH Peru provided fixed public telephony services in rural areas of Peru. Our subsidiary’s main claim was related to damages caused by the promotion of mobile telephony in such areas by the Peruvian government in the years 2011-2015. In June 2018, the arbitration tribunal issued an arbitration award ordering MTC and PRONATEL to pay our subsidiary approximately $14 million. The arbitration award in favor of our subsidiary was confirmed by the Peruvian Superior Court, which ordered MTC and PRONATEL in November 2020 to pay the arbitration-award amount. Following the Superior Court’s decision our subsidiary has initiated collection procedures against MTC and PRONATEL. In January 2023, our subsidiary was paid the first payment of approximately $3.25 million.
In October 2019, our Peruvian subsidiary GTH Peru initiated additional arbitration proceedings against MTC and PRONATEL based on similar grounds for the years 2015-2019. In June 2022, the arbitration tribunal issued an arbitration award ordering MTC and PRONATEL to pay GTH Peru approximately $15 million. In September 2022 MTC filed an annulment action against the award and in parallel, in October 2022, GTH Peru, initiated an enforcement process for collection of the awarded amount. Based on the advice of counsel, we believe that the chances of success of the proceedings seeking to annual the award are remote.
In 2018, GNP, our subsidiary in Peru, won a government bid for two additional regional projects in the Amazonas and Ica regions in Peru for PRONATEL with a contractual value of approximately $154 million. GMC Engineering Solutions and SATEL Comunicaciones y Datos, two of the three entities comprising the losing bidder consortium, applied to the superior court in Lima to cancel the bid and obtained a preliminary injunction against the award. Although the lawsuit did not name our subsidiary as a defendant, our subsidiary was served as an interested third party in the process and filed its objection and defenses. Even though the legal proceedings continue, currently, following PRONATEL’s request, our subsidiary continues performing these projects. Based on the advice of counsel, we believe that the chances of success of the proceedings seeking to cancel the bid are remote.
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
Dividend Policy
We presently do not have a dividend policy. On April 2019, we distributed for the first time a cash dividend of $0.45 per share (approximately $24.9 million in the aggregate). Following receipt of the settlement amount from Comtech, in December 2020 we distributed a cash dividend of $0.36 per share (approximately $20 million in total), and in January 2021 (following receipt of court approval) we distributed an additional cash dividend of $0.63 per share (approximately $35 million). We have not adopted a general policy regarding the distribution of dividends and make no statements as to the distribution of dividends in the foreseeable future. The terms of some of our financing arrangements restrict us from paying dividends to our shareholders and require prior approval of certain banks which provide us with credit facilities and guarantees. Israeli law limits the distribution of cash dividends to the greater of retained earnings or earnings generated over the two most recent years, in either case provided that we reasonably believe that the dividend will not render us unable to meet our current or foreseeable obligations when due. Notwithstanding the foregoing, dividends may be paid with the approval of a court (such as in the case of the January 2021 dividend), provided that there is no reasonable concern that such dividend distribution will prevent the company from satisfying its current and foreseeable obligations, as they become due. Our Articles of Association provide that no dividends shall be paid otherwise than out of our profits and that any such dividend shall carry no interest. For information regarding taxation of dividend, see ITEM 10.E – “Additional Information - Taxation - Israeli Tax Consequences of Holding Our Stock - Dividends”.

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
   The aggregate amount of the bank guarantees outstanding to secure our various performance obligations, issued on our behalf by HSBC, FIBI and Scotia Bank del Peru as of December 31, 2022, was approximately $82.7 million, including an aggregate of approximately $80 million on behalf of our subsidiaries in Peru. We have provided HSBC and FIBI with various pledges as collateral for HSBC and FIBI guarantees.

D.	Exchange Controls

There are no Israeli currency control restrictions on payments of dividends or other distributions with respect to our ordinary shares or the proceeds from the sale of the shares. However, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time.
Non-residents of Israel who purchase our securities with non-Israeli currency will be able to repatriate dividends (if any), liquidation distributions and the proceeds of any sale of such securities, into non-Israeli currencies at the rate of exchange prevailing at the time of repatriation, provided that any applicable Israeli taxes have been paid (or withheld) on such amounts.Neither our Articles of Association nor the laws of the State of Israel restrict in any way the ownership or voting of Ordinary Shares by non-residents of Israel, except with respect to citizens of countries that are in a state of war with Israel.
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

Individual shareholders dealing with securities in Israel are taxed at their marginal tax rates applicable to business income (and up to 47% in 2020, 2021 and 2022).
In addition, effective as of January 1, 2017, shareholders that are individuals who have taxable income that exceeds the following amounts in a tax year, will be subject to an additional tax, referred to as High Income Tax, at the rate of 3% on their taxable income for such tax year which is in excess of such amount. The amounts are NIS 651,600 in 2020, NIS 647,640 in 2021 and NIS 663,240 in 2022. For this purpose, taxable income will include taxable capital gains from the sale of our shares and taxable income from dividend distributions.
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
Tax Benefits under the Law for the Encouragement of Capital Investments, 1959
Tax Benefits prior to the Amendment of 2005
The Law for the Encouragement of Capital Investments, 1959, or Investments Law, provides that a capital investment in eligible facilities may, upon application to the Authority for Investments and Development of the Industry and Economy of the Ministry of Economy and Industry of the State of Israel, be designated as an “Approved Enterprise”.
An Approved Enterprise is eligible for tax benefits on taxable income derived from its approved enterprise programs. We have been granted “Approved Enterprise” status under the Investment Law for nine investment programs.
Tax Benefits under the 2005 Amendment
On April 1, 2005, a comprehensive amendment to the Investment Law came into effect, (the “Amendment”). The Amendment includes revisions to the criteria for investments qualified to receive tax benefits as an Approved Enterprise. The Amendment applies to new investment programs and investment programs commencing after 2004 and does not apply to investment programs approved prior to December 31, 2004.
As a result of the Amendment, it was no longer necessary for a company to apply to the Authority for Investments and Development of the Industry and Economy in order to acquire Approved Enterprise status. Instead, a company whose facilities meet the criteria for tax benefits set out by the Amendment, may receive the tax benefits afforded to a “Benefitted Enterprise” by independently selecting the tax year from which the period of benefits under the Investment Law are to commence and notifying the Israeli Tax Authority within 12 months of the end of that year.
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
The tax benefits include exemption from corporate tax on undistributed income for a period of two to ten years, depending on the geographic location of the Benefitted Enterprise within Israel, and a reduced corporate tax rate of 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in the company. If the company pays a dividend out of income derived from the Benefited Enterprise during the tax exemption period, such income will be subject to corporate tax at the applicable rate (10%-25%) in respect of the grossed up amount of the dividend that we may distribute (“Claw-back Tax"). We would be required to withhold tax at a rate of 15% from any dividends distributed from income derived from the Benefitted Enterprise.
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

Economic Efficiency Law (legislative amendments for the purpose of achieving the objectives of the 2020-2021 budget)- 2021
On November 2, 2021 the Economic Efficiency Law (legislative amendments for the purpose of achieving the objectives of the 2020-2021 budget) - 2021 ("2021 Budget law") was legislated.
The 2021 Budget Law introduces a new dividend ordering rule that apportions every dividend between previously tax-exempt (“Trapped Earnings”) and previously taxed income. Consequently, distributions (including deemed distributions as per Section 51(h) and 51B of the Law) may entail additional corporate tax liability to the distributing company. We had approximately $169 million tax-exempt profits in our Accumulated deficit. If such tax-exempt profits were distributed, it would have been taxed at the reduced corporate tax rate applicable to such income, and approximately $31 million of additional taxes on income would have been recorded.
In parallel, the 2021 Budget Law also includes a temporary order to enhance the release of Trapped Earnings by reducing the claw-back income tax rate that is applicable upon such a release or distribution by up to 60%, but not less than 6% income tax rate, during a one-year period beginning November 15, 2021.
In 2022, we elected to take advantage of the temporary order to release all our Trapped Earnings and recognized a one-time expense of $13 million, which is presented under “Taxes on income” in the consolidated statement of income (loss).
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

For purposes of this summary, as used herein, the term “U.S. Holder” means a person that is eligible for the benefits of the Treaty and is a beneficial owner of an ordinary share. This generally includes:
•	an individual who is a citizen or a resident (for U.S. federal income tax purposes) of the United States;

•
a corporation or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust resident in the United States, to the extent such trust's income is subject to US tax as the income of a resident.

Unless otherwise indicated, it is assumed for the purposes of this discussion that the Company is not, and will not become, a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes. See “—Passive Foreign Investment Companies” below.
Taxation of Distributions

Subject to the discussion below under the heading “Passive Foreign Investment Companies,” the gross amount of any distributions received with respect to our ordinary shares, including the amount of any Israeli taxes withheld therefrom, will constitute dividends for U.S. federal income tax purposes when such distribution is actually or constructively received, to the extent such distribution is paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Because we do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that the entire amount of any distribution will generally be reported as dividend income to you. Dividends are included in gross income as ordinary income unless such dividends meet the requirements of "qualified dividend income" as set forth in more detail below. Distributions in excess of our current or accumulated earnings and profits would be treated as a non-taxable return of capital to the extent of your adjusted tax basis in our ordinary shares and any amount in excess of your tax basis would be treated as gain from the sale of ordinary shares. See “Sale, Exchange or Other Disposition of Ordinary Shares” below for a discussion of the taxation of capital gains. Our dividends would not qualify for the dividends-received deduction generally available to corporations under section 243 of the Code.

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

Passive Foreign Investment Companies
We believe that we were not a PFIC for U.S. federal income tax purposes for the taxable year of 2022. However, since PFIC status depends upon the composition of our income and assets and the market value of our assets from time to time, there can be no assurance that our analysis prevails or that we will not be considered a PFIC for any future taxable year. If we were a PFIC for any taxable year during which a U.S. Holder owned ordinary shares, certain adverse consequences could apply to the U.S. Holder. Specifically, unless a U.S. Holder makes one of the elections mentioned below, gain recognized by the U.S. Holder on a sale or other disposition of ordinary shares would be allocated ratably over the U.S. Holder’s holding period for the ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability. Further, any distribution in excess of 125% of the average of the annual distributions received by the U.S. Holder on our ordinary shares during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation as described immediately above. In addition, if we were a PFIC for a taxable year in which we pay a dividend or the immediately preceding taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply. If we were a PFIC for any taxable year in which a U.S. Holder owned our shares, the U.S. Holder would generally be required to file annual returns with the IRS on IRS Form 8621.

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
                ii. Qualified electing fund elections
In certain circumstances, a U.S. equity holder in a PFIC may avoid the adverse tax and interest charge regime described above by making a “qualified electing fund” election to include in income its share of the corporation’s income on a current basis. However, as U.S. Holder may make a qualified electing fund election with respect to the ordinary shares only if we agree to furnish U.S. Holders annually with a PFIC annual information statement as specified in the applicable U.S. Treasury regulations. We do not intend to provide the information necessary for U.S. Holders to make a qualified electing fund election if we are classified as a PFIC. Therefore, U.S. Holders should assume that they will not receive such information from us and would therefore be unable to make a qualified electing fund election with respect to any of our ordinary shares were we to be or become a PFIC.

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
The following sensitivity analysis illustrates the impact on our non-dollar net monetary assets assuming an instantaneous 10% change in foreign currency exchange rates from year-end levels, with all other variables held constant. At December 31, 2022, a 10% strengthening of the U.S. dollar versus other currencies would have resulted in a decrease of approximately $1.6 million in our net monetary assets, while a 10% weakening of the dollar versus all other currencies would have resulted in an increase of approximately $1.9 million in our net monetary assets.

During the year ended December 31, 2022, we recognized a loss of $2.2 million related to the effective portion of our hedging instruments. The effective portion of the hedged instruments was included as an offset or addition to payroll expenses in the statement of operations.
During the year ended December 31, 2022 and 2021 the ineffective portion of the hedged portion was immaterial.

As of December 31, 2022, we had no outstanding hedging contracts that did not meet the requirement for hedge accounting.
ITEM 12:	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.
PART II
ITEM 13:	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None
ITEM 14:	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.
ITEM 15:	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures
Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended) as of December 31, 2022, have concluded that, as of such date, our disclosure controls and procedures were effective.
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

In the course of preparing our consolidated financial statements in for the year ended December 31, 2021, we identified material weaknesses which have not been remedied in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States. The material weaknesses that were identified were in the design and implementation of our internal controls over the revenue recognition process of our subsidiary in Peru relating to its complex projects, as follows:

1.          inappropriate control over the accounting implementation due to inaccurate interpretation of ASC 606, "Revenues from contracts with customers" which was adopted in 2018; and

2.          inappropriate control over the level of documented evidence when performing management review control over management estimates of costs.

To remediate our identified material weaknesses, we developed a remediation plan which included the following measures to improve our internal control over financial reporting: (i) maintaining, at the group level, a revenue recognition policy, for large-scale projects in Peru, addressing accounting requirements for revenue recognition in compliance with ASC 606; (ii) monitoring revenue recognition on a regular basis in order to ensure that accounting treatment of all new material contracts in Peru will meet the revenue policy requirements; (iii) in case of a very complex material contract, we will consult with accounting experts to determine the appropriate accounting treatment and to ensure compliance with ASC 606; (iv) conduct revenue recognition training for the Peruvian and the relevant headquarters teams at least annually; (v) review of the revenue recognition policy by the Company’s senior financial management on an annual basis to ensure that the policy is updated from time to time as necessary to properly reflect newly adopted accounting requirements;  (vi) review by the Company’s senior finance management of new material projects and relevant accounting issues on an ad-hoc basis; (vii) review by management of the Peruvian subsidiary, at least twice a year, of the main accounting estimates and assumptions and ensure they are sufficiently supported by appropriate documentation and evidence; and (viii) when required, engage experts to assist with the determination of such estimates and assumptions. This remediation plan was fully implemented by us in the year ended December 31, 2022, and the new controls were found effective.

Our management assessed the effectiveness of our internal control over financial reporting, as of December 31, 2022. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on that assessment, our management concluded that as of December 31, 2022, our internal control over financial reporting is effective.
The effectiveness of management’s internal control over financial reporting as of December 31, 2022 has been audited by our company’s independent registered public accountants, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, and is described in its report on page F-2 of this Form 20-F.
Changes in Internal Control over Financial Reporting
Except for the changes made in connection with our implementation of the remediation plan discussed above, during the period covered by this Annual Report on Form 20-F, there have been no significant changes in our internal control over financial reporting have occurred that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
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
	Year Ended December 31,
	2022		2021
Services Rendered	Fees (in thousands)	Percentages	Fees (in thousands)	Percentages
Audit fees (1)	$906	81%	$570	77.6%
Tax fees (2)	$68	6%	$99	13.5%
Other (3)	$140	13%	$65	8.9%
Total	$1,114	100%	$734	100%

(1)
Audit fees include fees associated with the annual audit, services provided in connection with audit of our internal control over financial reporting and audit services provided in connection with other statutory or regulatory filings. The fees for 2022 include one-time fees of $235 thousand with respect to 2021 audit overrun.

(2)	Tax fees are fees for professional services rendered by our auditors for tax compliance, tax planning and tax advice on actual or contemplated transactions.

(3)	Other fees are fees for professional services other than audit or tax related fees, rendered in connection with our business activities.

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

In the year ended December 31, 2022, neither we nor any affiliated purchaser purchased any of our securities.
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
We have elected to follow Israeli law and practice instead of the requirements of Listing Rule 5600 Series, as described below:
•
The requirement to obtain shareholder approval for the establishment or material amendment of certain equity-based compensation plans and arrangements, under which shares may be acquired by officers, directors, employees or consultants. Under Israeli law and practice, the approval of the board of directors is required for the establishment or material amendment of such equity-based compensation plans and arrangements. However, any equity based compensation arrangement with a director or the Chief Executive Officer or the material amendment of such an arrangement must be approved by our Compensation Committee, Board of Directors and shareholders, in that order.

•
The requirements regarding the director nominations process. We do not have a nomination committee. Under Israeli law and practice, our Board of Directors is authorized to recommend to our shareholders director nominees for election, and certain of our shareholders may nominate candidates for election as directors by the general meeting of shareholders.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.
ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III
ITEM 17:	FINANCIAL STATEMENTS

Not applicable.
ITEM 18:	FINANCIAL STATEMENTS

The financial statements required by this item are found at the end of this annual report, beginning on page F-1.
ITEM 19:	EXHIBITS

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

4.1
Summary in English of the material provisions of the agreement between Gilat Satellite Networks Ltd. and First International Bank of Israel Ltd. Dated December 30, 2021 and of existing pledges created in favor of the First International Bank of Israel Ltd., previously filed as Exhibit 4.1 to our Annual Report on Form 20-F for the year ended December 31, 2021 and incorporated herein by reference.

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

4.16
Amendment No. 16 to Gilat Satellite Networks Ltd. 2008 Share Incentive Plan (including the Israeli Sub-plan to the Gilat Satellite Networks Ltd. 2008 Share Incentive Plan), previously filed as Exhibit 4.16 to our Annual Report on Form 20-F for the year ended December 31, 2021 and incorporated herein by reference.

4.17
Amendment No. 17 to Gilat Satellite Networks Ltd. 2008 Share Incentive Plan (including the Israeli Sub-plan to the Gilat Satellite Networks Ltd. 2008 Share Incentive Plan), previously filed as Exhibit 4.17 to our Annual Report on Form 20-F for the year ended December 31, 2021 and incorporated herein by reference..

4.18
Amendment No. 18 to Gilat Satellite Networks Ltd. 2008 Share Incentive Plan (including the Israeli Sub-plan to the Gilat Satellite Networks Ltd. 2008 Share Incentive Plan), previously filed as Exhibit 4.18 to our Annual Report on Form 20-F for the year ended December 31, 2021 and incorporated herein by reference..

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

Date: March 13, 2023

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022
IN U.S. DOLLARS
INDEX
Page

Reports of Independent Registered Public Accounting Firm (PCAOB ID No. 1281)	F-2 - F-4

- - - - - - - - - - -

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of

GILAT SATELLITE NETWORKS LTD.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Gilat Satellite Networks Ltd. and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of income (loss), comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 13, 2023 expressed an unqualified opinion thereon.

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

Revenue Recognition

Description of the Matter
As described in Note 2 to the consolidated financial statements, the Company generates revenue from long-term contracts under which the Company provides significant construction to the customer's specifications and networks operation and maintenance, mainly governmental projects, for which the related performance obligations are primarily satisfied over time due to continuous transfer of control to the customer. The Company recognizes revenue on such contracts using the percentage-of-completion method of accounting, based primarily on cost-to-cost measure of progress ("input method"). Under this method, the Company measures progress towards completion based on the ratio of costs incurred to date to the estimated total costs to complete their performance obligation (referred to as the estimate-at-completion, or “EAC”).

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

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of relevant internal controls over the Company’s revenue recognition process. For example, we tested internal controls over management’s preparation and periodic reviews of the cost incurred, as well as controls over cost deviation analysis, including the significant assumptions underlying a contract’s estimated value and estimated EAC. We also tested internal controls over the accuracy and completeness of the underlying data used in management’s EAC analyses.

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

Valuation of deferred tax asset

Description of the Matter
As described in Note 12 to the consolidated financial statements, the Company’s consolidated net deferred tax assets of $18,265 thousands, primarily related to the deferred tax assets established for carry forward operating losses. Management records valuation allowances to reduce the carrying value of deferred tax assets to amounts that are more likely than not to be realized. Management assesses existing deferred tax assets, net operating losses and tax credits by jurisdiction and expectations of the Company’s ability to utilize these tax attributes through a review of past, current and estimated future taxable income and establishment of tax planning strategies.

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

To test the deferred income tax asset, our audit procedures included, among others, comparing the assumptions used by management to the Company´s approved budget, evaluating management assumptions to develop estimates of future taxable income, and tested the completeness and accuracy of the underlying data. For example, we compared the estimates of future taxable income with the actual results of prior periods, as well as management's consideration of other future market conditions. Additionally, evaluating the application of the relevant accounting standard, retrospectively assessing past management estimations about net deferred tax asset recoverability, and comparing the prospective financial information and underlying assumptions to industry and economic trends, changes in the entity’s business model, customer base and product mix. In addition, we assessed the adequacy of the related disclosures in the consolidated financial statements.

/s/ KOST FORER GABBAY & KASIERER A Member of Ernst & Young Global

We have served as the Company’s auditor since 2000.
Tel-Aviv, Israel March 13, 2023

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

GILAT SATELLITE NETWORKS LTD.

Opinion on Internal Control Over Financial Reporting

We have audited Gilat Satellite Networks Ltd. and its subsidiaries' internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Gilat Satellite Networks Ltd. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of income (loss), comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and our report dated March 13, 2023 expressed an unqualified opinion thereon.

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

Tel-Aviv, Israel March 13, 2023

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2022	2021
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$86,591	$81,859
Short-term deposits	-	2,159
Restricted cash	541	2,592
Trade receivables (net of allowance for credit losses of $422 and $1,104 as of December 31, 2022 and 2021, respectively)	50,644	39,161
Contract assets	24,971	26,008
Inventories	33,024	28,432
Other current assets	19,283	14,607
Held for sale asset	-	4,587

Total current assets	215,054	199,405

LONG-TERM ASSETS:
Restricted cash	13	12
Long-term contract assets	11,149	12,539
Severance pay funds	5,947	6,795
Deferred taxes	18,265	17,551
Operating lease right-of-use assets	3,891	4,478
Other long-term assets	10,737	10,456

Total long-term assets	50,002	51,831

PROPERTY AND EQUIPMENT, NET	76,578	72,391

INTANGIBLE ASSETS, NET	309	640

GOODWILL	43,468	43,468

Total assets	$385,411	$367,735

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2022	2021
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$20,668	$19,776
Accrued expenses	50,356	49,202
Advances from customers and deferred revenues	30,531	24,373
Operating lease liabilities	1,941	1,818
Other current liabilities	22,291	13,339

Total current liabilities	125,787	108,508

LONG-TERM LIABILITIES:
Accrued severance pay	6,580	7,292
Long-term advances from customers and deferred revenues	1,041	1,209
Operating lease liabilities	1,890	2,283
Other long-term liabilities	5,988	120

Total long-term liabilities	15,499	10,904

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Share capital - Ordinary shares of NIS 0.2 par value: Authorized: 90,000,000 shares as of December 31, 2022 and 2021; Issued and outstanding: 56,610,404 and 56,539,237 shares as of December 31, 2022 and 2021, respectively	2,711	2,706
Additional paid-in capital	932,086	929,871
Accumulated other comprehensive loss	(6,847)	(6,357)
Accumulated deficit	(683,825)	(677,897)

Total shareholders' equity	244,125	248,323

Total liabilities and shareholders' equity	$385,411	$367,735

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (LOSS)

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2022	2021	2020
Revenues:
Products	$149,243	$139,972	$94,435
Services	90,597	74,998	71,700

Total revenues	239,840	214,970	166,135

Cost of revenues:
Products	102,093	100,460	84,385
Services	50,839	43,243	40,370

Total cost of revenues	152,932	143,703	124,755

Gross profit	86,908	71,267	41,380

Operating expenses:
Research and development, net	35,640	31,336	26,303
Selling and marketing	21,694	21,512	16,871
General and administrative	18,850	15,587	14,063
Merger, acquisition and related litigation expenses (income), net	-	-	(53,633)
Impairment of held for sale asset	771	651	-

Total operating expenses	76,955	69,086	3,604

Operating income	9,953	2,181	37,776

Financial expenses, net	2,818	1,722	1,907

Income before taxes on income	7,135	459	35,869
Taxes on income	13,063	3,492	793

Net income (loss)	$(5,928)	$(3,033)	$35,076

Total earnings (losses) per share:
Basic	$(0.10)	$(0.05)	$0.63
Diluted	$(0.10)	$(0.05)	$0.63

Weighted average number of shares used in computing earnings (losses) per share:
Basic	56,591,994	56,401,074	55,516,113
Diluted	56,591,994	56,401,074	55,583,474

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands

	Year ended December 31,
	2022	2021	2020

Net income (loss)	$(5,928)	$(3,033)	$35,076

Other comprehensive income (loss):
Foreign currency translation adjustments	153	(348)	(969)
Change in unrealized gain (loss) on hedging instruments, net	(2,822)	66	169
Less - reclassification adjustments for net loss (gain) realized on hedging instruments, net	2,179	(58)	(169)

Total other comprehensive loss	(490)	(340)	(969)

Comprehensive income (loss)	$(6,418)	$(3,373)	$34,107

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except number of ordinary shares data)

	Number of ordinary shares	Share capital	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated Deficit	Total shareholders' equity

Balance as of December 31, 2019	55,493,258	2,643	927,348	(5,048)	(654,938)	270,005

Stock-based compensation of options	-	-	1,282	-	-	1,282
Exercise of stock options	66,380	4	(4)	-	-	-
Dividend distribution	-	-	-	-	(19,999)	(19,999)
Dividend payable	-	-	-	-	(35,003)	(35,003)
Comprehensive income (loss)	-	-	-	(969)	35,076	34,107

Balance as of December 31, 2020	55,559,638	2,647	928,626	(6,017)	(674,864)	250,392

Stock-based compensation of options	-	-	1,304	-	-	1,304
Exercise of stock options	979,599	59	(59)	-	-	-
Comprehensive loss	-	-	-	(340)	(3,033)	(3,373)

Balance as of December 31, 2021	56,539,237	2,706	929,871	(6,357)	(677,897)	248,323

Stock-based compensation of options	-	-	2,220	-	-	2,220
Exercise of stock options	71,167	5	(5)	-	-	-
Comprehensive loss	-	-	-	(490)	(5,928)	(6,418)

Balance as of December 31, 2022	56,610,404	2,711	932,086	(6,847)	(683,825)	244,125

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2022	2021	2020
Cash flows from operating activities:

Net income (loss)	$(5,928)	$(3,033)	$35,076

Adjustments required to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	11,608	10,991	10,291
Capital loss from disposal of property and equipment and impairment of held for sale asset	771	651	181
Stock-based compensation of options	2,220	1,304	1,282
Accrued severance pay, net	136	26	242
Deferred taxes, net	(627)	1,744	(867)
Decrease (increase) in trade receivables, net	(11,162)	(11,205)	19,332
Decrease (increase) in contract assets	2,481	21,412	(18,489)
Decrease (increase) in other assets (including short-term, long-term and deferred charges)	(3,445)	(247)	8,941
Decrease (increase) in inventories	(5,416)	2,449	(5,050)
Decrease in trade payables	(259)	(711)	(157)
Increase (decrease) in accrued expenses	549	(1,482)	(7,463)
Increase (decrease) in advances from customers and deferred revenues	5,929	(917)	(1,535)
Increase (decrease) in other liabilities	13,957	(2,079)	1,376

Net cash provided by operating activities	10,814	18,903	43,160

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2022	2021	2020
Cash flows from investing activities:

Purchase of property and equipment	(12,793)	(8,933)	(4,716)
Repayment of (investment in) short-term deposits	2,159	(2,159)	-
Investment in financial instrument	(1,536)	-	-
Receipts from sale of held for sale asset	4,006	-	-

Net cash used in investing activities	(8,164)	(11,092)	(4,716)

Cash flows from financing activities:

Dividend payment	-	(35,003)	(19,999)
Repayment of long-term loans	-	(4,000)	(4,096)

Net cash used in financing activities	-	(39,003)	(24,095)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	32	(303)	(360)

Increase (decrease) in cash, cash equivalents and restricted cash	2,682	(31,495)	13,989

Cash, cash equivalents and restricted cash at the beginning of the year	84,463	115,958	101,969

Cash, cash equivalents and restricted cash at the end of the year (a)	$87,145	$84,463	$115,958

Supplementary disclosure of cash flows activities:

(A) Cash paid during the year for:

Interest	$-	$98	$293

Taxes on income	$2,442	$1,191	$1,084

(B) Non-cash transactions:

Purchases of property and equipment that were not paid for and reclassification from inventories to property and equipment	$2,507	$2,426	$285

Reclassification from property and equipment to inventories	$-	$-	$155

New operating lease assets obtained in exchange for operating lease liabilities	$1,768	$913	$3,175

Dividends declared	$-	$-	$35,003

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

(a)	The following table provides a reconciliation of cash, cash equivalents and restricted cash to amounts reported within the consolidated balance sheets:

	December 31,
	2022	2021	2020

Cash and cash equivalents	$86,591	$81,859	$88,754
Restricted cash - Current	541	2,592	27,162
Restricted cash - Long-Term	13	12	42
Cash, cash equivalents and restricted cash	$87,145	$84,463	$115,958

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

As of December 31, 2022, the Company operates in three operating segments consisting of Satellite Networks, Integrated Solutions and Network Infrastructure and Services. For additional information, including major customers, geographic and segment information, see Note 15.

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

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-GENERAL (Cont.)

c.
The COVID-19 pandemic had an adverse effect on the Company’s industry and the markets in which the Company operates. As a result, the Company experienced a significant reduction in business in 2020. The regression of the pandemic during 2022, followed by lifting of travel restrictions and social distancing regulations, led to a recovery in the Company’s business. In the year ended December 31, 2022 the Company’s revenues were $239,840, compared to $214,970 in the comparable period of 2021 and $166,135 in the comparable period of 2020. Given the current macro-economic environment and the uncertainties regarding the potential impact of COVID-19 on the Company’s business, there can be no assurance that Company’s estimates and assumptions used in the measurement of various assets and liabilities in the consolidated financial statements will prove to be accurate predictions of the future. If the Company’s assumptions regarding forecasted cash flows are not achieved, it is possible that an impairment review may be triggered and certain assets in the consolidated financial statements may be impaired.

COVID-19 related government assistance

Under the provisions of the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) the Company was eligible for a refundable Employee Retention Credit subject to certain criteria. During the year ended December 31, 2021, the Company recognized on the Company’s Consolidated Statements of Income (loss), Employee Retention Credits in the amount of $2,966 which was recorded as a reduction of $1,679 to Cost of Revenues and $1,287 to Operating Expenses. As of December 31, 2022, the Company had a $952 receivable balance from the United States government related to the CARES Act, which is presented within "Other current assets" on the Company's Consolidated Balance Sheets. In addition, the Company received additional COVID-19 related credits in different territories in which it operates which were not material to the Company’s consolidated financial statements.

d.The Company has two major customers which accounted for 34% of its revenues for the year ended December 31, 2022.

e.The recent military conflict of Russia and Ukraine and the rising tensions between the U.S. and other countries, on the one hand, and Russia, on the other hand, caused major economic sanctions and export controls restrictions on Russia and various Russian entities were imposed by the U.S., European Union and the United Kingdom commencing February 2022, and additional sanctions and restrictions may be imposed in the future. These sanctions and restrictions may restrict the Company’s business in Russia, which mainly includes exports to Russia, and may delay or prevent the Company from collecting funds and perform money transfers from Russia. While the Company’s business in Russia is of limited in scope, these restrictions may cause a reduction of the Company’s sales and financial results. In addition, The Company receives manufacturing services from a global manufacturer’s facility in Ukraine. While the manufacturer assured the Company that the operations of the plant have not been interrupted by the military situation in Ukraine and has a recovery plan in place, there is no assurance that negative developments in the area in the future will not disrupt the Company’s business and materially adversely affect it.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"), followed on a consistent basis.

a.	Use of estimates:

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Main areas that require significant estimates and assumptions by the Company’s management include contract costs, revenues (including variable consideration, determination of contracts duration, establishing stand-alone selling price for performance obligations) and profits or losses, application of percentage-of-completion accounting, provisions for uncollectible receivables and customer claims, impairment of inventories, impairment and useful life of long-lived assets, goodwill impairment, valuation allowance in respect of deferred tax assets, uncertain tax positions, accruals for estimated liabilities, including litigation and insurance reserves and stock-based compensation. Actual results could differ from those estimates.

b.	Functional currency:

The majority of the revenues of Gilat Satellite Networks Ltd. and most of its subsidiaries are generated in U.S. dollars ("dollar") or linked to the dollar. In addition, a substantial portion of Gilat Satellite Networks Ltd. and most of its subsidiaries' costs are incurred in dollars. The Company's management believes that the dollar is the primary currency of the economic environment in which Gilat Satellite Networks Ltd. and most of its subsidiaries operate. Thus, the functional and reporting currency of Gilat Satellite Networks Ltd. and most of its subsidiaries is the dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with ASC 830, "Foreign Currency Matters" ("ASC 830"). All transaction gains and losses of the remeasurement of monetary balance sheet items are reflected in the consolidated statements of income (loss) as financial income or expenses, as appropriate.

The financial statements of a certain foreign subsidiary, whose functional currency has been determined to be its local currency, have been translated into dollars. Assets and liabilities of this subsidiary have been translated using the exchange rates in effect at the consolidated balance sheets date. Consolidated statements of income (loss) amounts have been translated using specific rates. The resulting translation adjustments are reported as a component of shareholders' equity in accumulated other comprehensive income (loss).

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

d.	Cash and Cash equivalents:

Cash and Cash equivalents are cash in banks and short-term highly liquid investments that are not restricted as to withdrawals or use, with maturities of three months or less at the date acquired.

e.	Short-term restricted cash:

Short-term restricted cash is either invested in bank deposits, which mature within one year, or in short-term highly liquid investments that are restricted to withdrawals or use. Such deposits are used as collateral for performance and advance payment guarantees to customers and the lease of some of the Company’s offices.

f.	Inventories:

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

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Property and equipment, net:

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

Network equipment used to provide ongoing services is depreciated using the straight-line method over the useful life of the assets of between 2 to 5 years.

h.	Intangible assets:

Intangible assets acquired in a business combination are recorded at fair value allocated to them at the date of acquisition, and subsequently stated at amortized cost. The assets are amortized over their estimated useful lives using the straight-line method over an estimated period during which benefits are expected to be received, in accordance with ASC 350, "Intangible - Goodwill and Other" ("ASC 350").

i.	Impairment of long-lived assets:

The Company's long-lived assets that are subject to amortization are reviewed for impairment in accordance with ASC 360, "Property, Plant and Equipment" ("ASC 360"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

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

In the years ended December 31, 2022, 2021 and 2020, the Company preformed assessments to continue to support its conclusion that no impairment of goodwill was required for any of its reporting units.

k.	Contingencies:

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

The Company generates revenues mainly from the sale of products (including construction of networks), satellite-based communications networks services and from providing connectivity, internet access and telephony services. The Company sells its products and services to enterprises, government and residential customers under large-scale contracts that utilize both the Company's networks and other networks that the Company installs, mainly based on BOT and BOO contracts. These large‑scale contracts sometimes involve the installation of thousands of VSATs or construction of massive fiber-optic and wireless networks. Revenues from sale of products includes mainly the sale of VSATs, hubs, SSPAs, low-profile antennas, on-the-move/on-the-pause terminals, and construction and installation of large-scale networks based on BOT and BOO contracts. Sale of services includes access to and communication via satellites ("space segment"), installation of equipment, telephone services, internet services, consulting, on-line network monitoring, network maintenance and repair services. The Company sells its products primarily through its direct sales force and indirectly through resellers or system integrators.

The Company recognizes revenue when (or as) it satisfies performance obligations by transferring promised products or services to its customers in an amount that reflects the consideration the Company expects to receive according to ASC 606, “Revenue from Contracts with Customers” (“ASC 606”).

If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on a relative standalone selling price (“SSP”) basis. The Company establishes SSP based on management judgment, stand-alone renewal price, considering internal factors such as margin objectives, pricing practices and historical sales.

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

Revenues from long-term contracts under which the Company provides significant construction to the customer's specifications and networks operation and maintenance (mostly governmental projects) are generally recognized over time because of continuous transfer of control to the customer. Specifically, these contracts include construction performance obligations, for which this continuous transfer of control to the customer is based on the fact that the Company’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced according to ASC 606. The Company generally uses the cost-to-cost measure of progress for these construction performance obligations because it best depicts the transfer of control to the customer, which occurs as costs are incurred on the contracts. In the years ended December 31, 2022, 2021 and 2020, the Company recognized revenues from these construction performance obligations in the amount of $16,169, $22,958 and $19,470, respectively, which are presented under Network Infrastructure and Services operating segment.

At the inception of a contract, the Company evaluates the products and services promised in order to determine if the contract should be separated into more than one performance obligation. The products and services provided as part of the construction are not distinct from one another due to a customer defined interrelated operational performance requirement, a highly complex interrelated and integrated output and significant contract management requirements. The promises to provide operation and maintenance services are distinct performance obligations. The Company allocates the transaction price for each contract to each performance obligation identified in the contract based on SSP. Standalone selling prices for the Company’s products and services provided as part of the long-term contracts with governments are generally not observable, and consequently the Company uses the expected cost plus a reasonable margin approach to estimate a standalone selling price. The estimation of SSP requires the exercise of management judgement. The Company typically establishes SSP ranges for its products and services. In some governmental contracts, the Company is also required to supply tablets which are distinct and are accounted for as separate performance obligations. The Company determines SSP for tablets based on observable market data. Revenues related to tablets performance obligation are recognized at a point in time upon delivery of the tablets.

Revenues from contracts relating to the design, development or manufacture of complex equipment or technology platforms to a buyer’s specification (or to provide services related to the performance of such contracts) are generally recognized over time because of continuous transfer of control to the customer. This continuous transfer of control to the customer is usually based on the facts that the Company has right to payment for performance completed to date and the underlying asset has no alternative use according to ASC 606. The Company generally uses the cost-to-cost measure of progress for these contracts because it best depicts the transfer of control to the customer, which occurs as costs are incurred on the contracts.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)
Accounting for contracts under which continuous transfer of control to the customer occurs, as described above, involves the use of various techniques to estimate total contract revenue and performance costs. The Company estimates the profit on a contract as the difference between the total estimated transaction price and the total expected performance costs of the contract and recognizes revenue and incurred costs over the life of the contract. Changes to performance cost estimates under a contract may occur in a situation where: (a) identified contract risks cannot be resolved within the cost estimates included in a contract's estimated at completion (“EAC”); or (b) new or unforeseen risks or changes in the performance cost estimates must be incorporated into the contract's EAC. Changes in estimated revenues and/or estimated project costs which are related to an existing performance obligation, and that are not distinct from those goods and services already provided, and therefore form part of single performance obligation, are recorded in the period the change is reasonably determinable, with the full amount of the inception-to-date effect of such changes recorded in such period on a "cumulative catch-up" basis. For contracts that are deemed to be loss contracts, the Company establishes forward loss reserves for total estimated costs that are in excess of total estimated consideration under a contract in the period in which they become probable. If any of the above factors were to change, or if different assumptions were used in estimating progress cost and measuring progress towards completion, it is possible that materially different amounts would be reported in the Company’s consolidated financial statements.

Under the typical payment terms of the contracts under which continuous transfer of control to the customer occurs, as described above, the customer pays the Company milestone-based payments. This may result in revenues recognized in excess of billings and are presented as part of contract assets on the consolidated balance sheets. In addition, the Company typically receives interim payments as work progresses, although for some contracts, the company may be entitled to receive an advance payment. The Company recognizes a liability for these payments in excess of revenues recognized and presents it as liabilities on the consolidated balance sheets. The advance payment typically is not considered a significant financing component.

Amounts recognized as revenue and which the Company has unconditional right to receive are classified as trade receivables in the consolidated balance sheets.

A contract asset is recorded when revenues are recognized in advance of the Company’s right to receive consideration.

Deferred revenue and advances from customers are recorded when the Company receives payments from customers before performance obligations have been performed. Deferred revenues are recognized as revenues as (or when) the Company performs the performance obligation under the contract.

For additional information regarding disaggregated revenues, please refer to Note 15.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)
The Company pays sales commissions to external sales agents and to its sales and marketing personnel based on their attainment of certain predetermined sales goals. Sales commissions are considered incremental and recoverable costs of obtaining a contract with a customer. Sales commissions are capitalized and amortized upon recognition of the related revenues, consistently with the transfer to the customer of the goods or services to which they relate. Expenses related to these costs are mostly included in selling and marketing expenses in the consolidated statements of income (loss). Such expenses during the years ended December 31, 2022, 2021 and 2020 were $3,078, $3,028 and $1,705, respectively. The capitalized balances related to these costs as of December 31, 2022 and 2021 were $3,161 and $2,440, respectively.

m.	Selling and marketing expenses:

Selling and marketing expenses consist primarily of shipping expenses and payroll and related expenses for personnel that support the Company's selling and marketing activities. Selling and marketing costs are charged to the consolidated statements of income (loss) as incurred.

Advertising costs are expensed as incurred. Advertising expenses amounted to $309, $233 and $128 for the years ended December 31, 2022, 2021 and 2020, respectively.

n.	Warranty costs:

Generally, the Company provides product assurance warranties for periods between twelve to twenty four months at no extra charge that cover the compliance of the products with agreed-upon specifications. A provision is recorded for estimated warranty costs based on the Company's experience. Warranty expenses amounted to $233, $470 and $49 for the years ended December 31, 2022, 2021 and 2020, respectively.

Warranty provisions amounted to $1,827 and $1,671 as of December 31, 2022 and 2021, respectively.

o.	Research and development expenses:

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

Research and development grants deducted from research and development expenses amounted to $641, $1,695 and $1,386 for the years ended December 31, 2022, 2021 and 2020, respectively.

q.	Accounting for stock-based compensation:

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

The Company recognizes compensation expenses for the value of its awards, based on the straight-line method over the requisite service period of each of the awards, including awards with graded vesting and no additional conditions for vesting other than service conditions.

The Company accounts for forfeitures as they occur.

r.	Taxes on income:

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

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company classifies interest and penalties on taxes on income as financial expenses and general and administrative expenses, respectively.

s.	Concentrations of credit risks:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term and long-term restricted cash, trade receivables and contract assets.

As of December 31, 2022 and 2021, the majority of the Company's cash and cash equivalents are invested in dollars with major banks in Israel and the United States. Generally, these cash and cash equivalents may be redeemed upon demand and therefore, management believes that they bear low risk.

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

The Company estimates expected credit losses for the allowance for doubtful accounts and allowance for unbilled receivables based upon our assessment of various factors, including historical experience, the age of the accounts receivable balances, the credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers.

As of December 31, 2022 and 2021, the Company has recorded an allowance for credit losses in the amounts of $422 and $1,104, respectively. The decrease is mainly due to write-offs of the allowance balances against the corresponding accounts receivable.

The Company has recorded net expense (income) from expected credit losses in the amount of $3, $65 and ($3) for the years ended December 31, 2022, 2021 and 2020, respectively.

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

The carrying value for the deposited funds for the Company's employees' severance pay for employment periods prior to the transition date includes profits and losses accumulated up to the consolidated balance sheets date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to the Israeli Severance Pay Law or labor agreements.

Severance pay expenses for the years ended December 31, 2022, 2021 and 2020, amounted to $3,107, $2,877 and $2,850, respectively.

401(k) profit sharing plans:

The Company has a number of savings plans in the United States that qualify under Section 401(k) of the current Internal Revenue Code as a "safe harbor" plan. The Company makes a mandatory contribution to the 401(k) plan to satisfy certain non-discrimination requirements under the Internal Revenue Code. This mandatory contribution is made to all eligible employees. The contribution costs for all the plans were $603, $545 and $507 for the years ended December 31, 2022, 2021 and 2020, respectively.

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

The availability of observable inputs can vary from investment to investment and is affected by a wide variety of factors, including, for example, the type of investment, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment, and the investments are categorized as Level 3.

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

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)
In 2022, the Company invested in a convertible debt of a Canadian company. The Company has elected to measure the convertible debt at fair value with changes in fair value recognized in finance expenses, net in the consolidated statement of income (loss). During the year ended December 31, 2022, the Company recorded income in the amount of $26 related to revaluation of the convertible debt. The fair value of the convertible debt as of December 31, 2022, was $1,401 and was included in Other current assets in the Company's consolidated balance sheets. The fair value of convertible debt is classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

v.	Earnings per share:

In accordance with ASC 260, "Earnings per Share", basic earnings per share is computed based on the weighted average number of ordinary shares outstanding during each period. Diluted earnings per share is computed based on the weighted average number of ordinary shares outstanding during each period, plus dilutive potential ordinary shares considered outstanding during the period. The total number of potential shares related to the outstanding options excluded from the calculations of diluted earnings per share, as they would have been anti-dilutive, were 3,441,644, 3,099,144 and 1,685,386 for the years ended December 31, 2022, 2021 and 2020, respectively.

w.	Derivatives and hedging activities:

ASC 815, "Derivatives and Hedging" ("ASC 815"), as amended, requires the Company to recognize all derivatives on the consolidated balance sheets at fair value. Derivatives that are not hedges must be adjusted to fair value through income (loss). If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income (loss) until the hedged item is recognized in earnings. Gains and losses on the derivatives instruments that are designated and qualify as a cash flow hedge are recorded in accumulated other comprehensive income (loss) and reclassified into earnings in the same accounting period in which the designated forecasted transaction or hedged item materialized, see Note 10.

The Company measured the fair value of forward and cylinder options contracts in accordance with ASC 820 (classified as Level 2).

The Company entered into forward and cylinder option contracts to hedge against part of the risk of changes in future cash flow from payments of payroll and related expenses denominated in New Israeli Shekels ("NIS") and against trade receivables denominated in Brazilian Real (“BRL”).

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

x.	Comprehensive income (loss):

The Company accounts for comprehensive income (loss) in accordance with ASC 220, "Comprehensive Income". Other comprehensive income (loss) generally represents all changes in shareholders' equity during the period except those resulting from investments by, or distributions to, shareholders and stock-based compensation of options. The Company’s items of other comprehensive income (loss) relate to unrealized gains and losses on hedging contracts and foreign currency translation adjustments.

The following tables show the components of accumulated other comprehensive loss, as of December 31, 2022 and 2021:
	December 31, 2022
	Foreign currency translation adjustments	Unrealized gains (losses) on cash flow hedges	Total

Beginning balance	$(6,365)	$8	$(6,357)

Other comprehensive income (loss) before reclassifications	153	(2,822)	(2,669)
Amounts reclassified from accumulated other comprehensive loss	-	2,179	2,179

Net current-period other comprehensive income (loss)	153	(643)	(490)

Ending balance	$(6,212)	$(635)	$(6,847)

	December 31, 2021
	Foreign currency translation adjustments	Unrealized gains (losses) on cash flow hedges	Total

Beginning balance	$(6,017)	$-	$(6,017)

Other comprehensive income (loss) before reclassifications	(348)	66	(282)
Amounts reclassified from accumulated other comprehensive income	-	(58)	(58)

Net current-period other comprehensive income (loss)	(348)	8	(340)

Ending balance	$(6,365)	$8	$(6,357)

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

y.	Leases:

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

Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities in the consolidated balance sheets. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. The Company uses its incremental borrowing rate based on the information available at the commencement date to determine the present value of the lease payments. Operating lease expenses are recognized on a straight-line basis over the lease term. Exchange rate differences related to lease liabilities are recognized as incurred as financial income or expense. Several of the Company’s leases include options to extend the lease. For the purpose of calculating lease liabilities, lease terms include options to extend the lease when it is reasonably certain that the Company will exercise such options. The Company’s lease agreements do not contain any material residual value guarantees.

The Company elected the short-term lease recognition exemption for all leases with a term shorter than twelve months, according to which the Company does not recognize ROU assets or lease liabilities, but recognizes lease expenses over the lease term on a straight-line basis. The Company also elected the practical expedient to not separate lease and non-lease components for all the Company’s leases.

z.	Held for sale asset:

The Company classifies an asset as held for sale when certain criteria are met. Assets classified as held for sale are expected to be sold to a third party within twelve months. When these criteria are met, the respective asset is presented separately in the consolidated balance sheets and depreciation is not recognized. Asset held for sale is measured at the lower of its carrying amount or its estimated fair value less costs to sell, see Note 4d.

aa.	Short-term deposits:

Short-term deposits are deposits with maturities of more than three months but less than twelve months as of the consolidated balance sheets date. Short-term deposits are reported at fair value as of the balance sheet date.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ab.	Reclassifications:

Certain amounts in prior periods have been reclassified to conform to the current period presentation.

ac.	Recently issued and adopted accounting pronouncement:

In March 2020, the Financial Accounting Standards Board (“FASB”) issued Update ASU 2020-04 'Reference Rate Reform (Topic 848) - Facilitation of the Effects of Reference Rate Reform on Financial Reporting' which provides optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions affected by the reference rate reform. The amendments apply only to contracts and transactions that reference LIBOR or another reference rate expected to be discontinued as part of the reform. This ASU applies only to contracts or transactions entered into or evaluated before December 31, 2022. The adoption of this ASU had an immaterial impact on the Company’s consolidated financial statements.

In November 2021, the FASB issued Accounting Standards Update No. 2021-10, Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance. Under ASU 2021-10, the accounting entities with transactions with a government that are accounted for by analogy to a grant or contribution accounting model are required to annually disclose certain information regarding the transaction including: (i) nature and related accounting policy used; (ii) line items on the balance sheet and income statement affected by the transactions; (iii) amounts applicable to each line item; and (iv) significant terms and conditions. This guidance is effective for financial statements issued for annual periods beginning after December 15, 2021. The adoption of this ASU had an immaterial impact on the Company’s consolidated financial statements.

NOTE 3:-	INVENTORIES

a.	Inventories are comprised of the following:

	December 31,
	2022	2021*)

Raw materials, parts and supplies	$6,086	$5,732
Work in progress and assembled raw materials	10,294	8,987
Finished products	16,644	13,713

	$33,024	$28,432

*)	Reclassified.

b.	Inventory net write-offs amounted to $2,805, $3,361 and $2,908 for the years ended December 31, 2022, 2021 and 2020, respectively.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4:-	PROPERTY AND EQUIPMENT, NET

a.	Property and equipment, net consists of the following:

	December 31,
	2022	2021
Cost:

Buildings and land	$83,436	$82,898
Computers, software and electronic equipment	59,047	49,822
Network equipment	35,749	31,604
Office furniture and equipment	3,911	3,573
Vehicles	266	235
Leasehold improvements	2,525	2,405

	184,934	170,537
Accumulated depreciation	108,356	98,146

Depreciated cost	$76,578	$72,391

The Company recorded a reduction of $622, $10,349 and $60 to the cost and accumulated depreciation of fully depreciated property and equipment that are no longer in use for the years ended December 31, 2022, 2021 and 2020, respectively.

b.	Depreciation expenses amounted to $11,277, $10,549 and $9,850 for the years ended December 31, 2022, 2021 and 2020, respectively.

c.
The Company leases part of its buildings as office spaces to others. The gross income generated from such leases amounted to approximately $5,448, $5,552 and $5,579 for the years ended December 31, 2022, 2021 and 2020, respectively. These amounts do not include the corresponding offsetting expenses related to this income.

d.
During the year ended December 31, 2021, a property of the Company in Germany was classified as held for sale. During the year ended December 31, 2022, the Company entered into an agreement for sale of the property, subject to fulfillment of certain conditions. During the year ended December 31, 2022, position in the property was transferred to the buyer and the registration of title is awaiting completion of certain requirements by the local registrar. The Company determined that control over the asset has been transferred to the buyer as of December 31, 2022, and therefore, the property was derecognized from the consolidated balance sheets.

The Company recognized impairments of $771 and $651 in the consolidated statements of income (loss) for the years ended December 31, 2022 and 2021, respectively.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5:-	DEFERRED REVENUES

Deferred revenues as of December 31, 2022 and 2021 were $8,162 and $4,787, respectively, and primarily relate to revenues that are recognized over time for service contracts. Approximately $2,060 out of the balance as of December 31, 2021 were recognized as revenues during the year ended December 31, 2022.

The balance of deferred revenues approximates the aggregate amount of the billed and collected amount allocated to the unsatisfied performance obligations at the end of reporting period.

The aggregate estimated amount of the transaction price allocated to performance obligations from contracts with customers that have an original expected duration of more than one year and that are unsatisfied (or partially unsatisfied) as of December 31, 2022 is approximately $367,000. Such unsatisfied performance obligations, other than for large scale governmental projects (expected to be recognized over periods of approximately 7-12 years), principally relate to contracts in which the Company committed to provide customer care services, extended warranty on equipment delivered to its customers or other services for an original period of more than one year.

The Company elected to use the exemption of not disclosing the prices allocated to performance obligations that are unsatisfied (or partially unsatisfied) as of the end of the reporting period, that are part of contracts that have an original expected duration of one year or less.

NOTE 6:-	INTANGIBLE ASSETS, NET

a.	Intangible assets, net consisted of the following:

	December 31,
	2022	2021
Original amounts:

Technology	$42,504	$42,504
Customer relationships	4,466	4,466
Marketing rights and patents	3,421	3,421

	50,391	50,391
Accumulated amortization:

Technology	42,504	42,403
Customer relationships	4,466	4,466
Marketing rights and patents	3,112	2,882

	50,082	49,751

	$309	$640

b.	Amortization expenses amounted to $331, $442 and $441 for the years ended December 31, 2022, 2021 and 2020, respectively.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6:-	INTANGIBLE ASSETS, NET (Cont.)

c.	Estimated amortization expenses for the following years is as follows:

Year ending December 31,

2023	$193
2024	116

$309

NOTE 7:-	GOODWILL

	December 31,
	2022	2021

Goodwill	$105,647	$105,647
Accumulated impairment losses	62,179	62,179

	$43,468	$43,468

The carrying amount of the goodwill is associated with the Satellite Networks and Integrated Solutions operating segments.

NOTE 8:-	COMMITMENTS AND CONTINGENCIES

a.	Commitments with respect to space segment services:

The Company provides its customers with space segment capacity services, which are purchased from third parties. Future minimum payments due for space segment services to be rendered subsequent to December 31, 2022, are as follows:

Year ending December 31,

2023	4,705
2024	97
$4,802

Space segment services expenses during the years ended December 31, 2022, 2021 and 2020 were $7,395, $8,966 and $10,374, respectively.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:-	COMMITMENTS AND CONTINGENCIES (Cont.)

b.
In 2022 and 2021, the Company's primary material purchase commitments were with inventory suppliers. The Company's material inventory purchase commitments are based on purchase orders, or on outstanding agreements with some of the Company's suppliers of inventory. As of December 31, 2022 and 2021, the Company's major outstanding inventory purchase commitments amounted to $60,979 and $44,421, respectively, all of which were orders placed or commitments made in the ordinary course of its business. As of December 31, 2022 and 2021, $32,509 and $28,183, respectively, of these orders and commitments were from suppliers which can be considered sole or limited in number.

c.	Royalty commitments:

1.
Certain of the Company’s research and development programs funded by the Israel Innovation Authority ("IIA"), formerly known as the Office of the Chief Scientist of the Ministry of Economy of the Government of Israel, are royalty bearing programs. Sales of products developed as a result of such programs are subject to payment of royalties to the IIA. The royalty payments are at a rate of 3% to 5% based on the sales of the Company, up to full repayment of 100% of the grants received from the IIA linked to the dollar plus payment of interest at a rate equal to the twelve-month LIBOR. The obligation to pay these royalties is contingent upon actual sales of the products and services, and in the absence of such sales, no payment is required. In addition, the Company received grants which are non-royalty bearing. The technology developed with the funding provided by these grants (which is embodied in the Company’s products) may not be transferred, without appropriate governmental approvals. Such approvals, if granted, may involve penalties payable to the Israeli authorities as well as increased royalty payments to the Innovation Authority for royalty-bearing programs. The Company recorded income from IIA grants for the years ended December 31, 2022, 2021 and 2020 in the amount of $418, $1,687 and 1,351, respectively.

As of December 31, 2022, the Company had a contingent liability to pay royalties in the amount of approximately $1,468.

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

As of December 31, 2022, the Company had a contingent liability to pay royalties in the amount of approximately $378.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:-	COMMITMENTS AND CONTINGENCIES (Cont.)

d.	Litigation:

1.
In 2003, the Brazilian tax authority filed a claim against the Company’s inactive subsidiary in Brazil, SPC International Ltda, for the payment of taxes allegedly due from the subsidiary. After numerous hearings and appeals at various appellate levels in Brazil, the Supreme Court ruled against the subsidiary in final non-appealable decisions published in June 2017. As of December 31, 2022, the total amount of this claim, including interest, penalties and legal fees is approximately $7,043, of which approximately $774 is the principal. The Brazilian tax authorities initiated foreclosure proceedings against the subsidiary and certain of its former managers. The foreclosure proceedings against the former managers were cancelled by court in a final and not appealable decision issued in July 2017. While foreclosure and other collection proceedings are pending against the subsidiary, based on Brazilian external counsel’s opinion, the Company believes that the subsidiary has solid arguments to sustain its position that further collection proceedings and inclusion of any additional co-obligors in the tax foreclosure certificate are barred due to statute of limitation and that the foreclosure procedures cannot legally be redirected to other group entities and managers who were not initially cited in the foreclosure proceeding due to the passage of the statute of limitation. Accordingly, the Company believes that the chances that such redirection will lead to a loss recognition are remote.

2.
In 2014, the Company’s Peruvian subsidiary, Gilat To Home Peru S.A. (“GTH”), initiated arbitration proceedings in Lima against the Ministry of Transport and Communications of Peru (“MTC”) and the Programa Nacional de Telecomunicaciones (“Pronatel”). The arbitration was related to the Pronatel projects awarded to the Company in 2000-2001. Under these projects, GTH provided fixed public telephony services in rural areas of Peru. GTH’s main claim was related to damages caused by the promotion of mobile telephony in such areas by the Peruvian government in the years 2011-2015. In June 2018, the arbitration tribunal issued an arbitration award ordering MTC and Pronatel to pay GTH approximately $14,000. The arbitration award in favor of GTH was confirmed by the Peruvian Superior Court, which ordered MTC and Pronatel in November 2020 to pay the arbitration-award amount. Following the Superior Court’s decision, GTH has initiated collection procedures against MTC and Pronatel. In January 2023, GTH collected the first payment of approximately $3,213.

In October 2019, GTH initiated additional arbitration proceedings against MTC and Pronatel based on similar grounds for the years 2015-2019. Evidentiary hearings took place in August and October 2021. The final hearing took place in March 2022. In June 2022, the arbitration tribunal issued an arbitration award ordering MTC and Pronatel to pay GTH approximately $15,000. Similar to the previous arbitration award from 2018, in September 2022 MTC filed an annulment action against this new award and GTH, in parallel, started in October 2022 the enforcement process in court to collect the awarded amount.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:-	COMMITMENTS AND CONTINGENCIES (Cont.)

3.
In 2018, Gilat Networks Peru S.A. (“GNP”), the Company’s subsidiary in Peru, won a government bid for two additional regional projects in the Amazonas and Ica regions in Peru for Pronatel with a contractual value of approximately $154,000. GMC Engineering Solutions and SATEL Comunicaciones y Datos, two of the three entities comprising the losing bidder consortium, applied to the superior court in Lima to cancel the bid and obtained a preliminary injunction against the award. Although the lawsuit did not name GNP as a defendant, GNP was served as an interested third party in the process and filed its objection and defenses. Even though the legal proceedings continue, currently, following Pronatel’s request, GNP continues performing these projects. Based on the advice of counsel, the Company believes that the chances of success of the proceedings seeking to cancel the bid are remote.

4.
The Company is also in the midst of different stages of audits and disputes with various tax authorities in different parts of the world. Further, the Company is the defendant in various other lawsuits, including employment-related litigation claims and may be subject to other legal proceedings in the normal course of its business. While the Company intends to defend the aforementioned matters vigorously, it believes that a loss in excess of its accrued liability with respect to these claims is not probable.

e.	Guarantees:

The Company guarantees its performance to certain customers, mainly through bank guarantees and corporate guarantees. Guarantees are often required for the Company's performance during the installation and operational periods. The guarantees typically expire when certain operational milestones are met.

As of December 31, 2022, the aggregate amount of bank guarantees outstanding in order to secure the Company's various obligations was $82,720, including an aggregate of $80,025 on behalf of its subsidiaries in Peru. In order to secure these guarantees the Company provided a floating charge on its assets as well as other pledges, including a fixed pledge, on certain assets and property. In addition, the Company has $388 of restricted cash to secure these guarantees.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:-	COMMITMENTS AND CONTINGENCIES (Cont.)

Under the arrangements with a certain bank, the Company is required to observe certain conditions, and under the arrangements with other bank the Company is required to satisfy certain conditions and financial covenants. As of December 31, 2022, the Company is in compliance with these conditions and covenants. The Company has provided these banks with various pledges as collateral for the guarantees. Company’s credit and guarantee agreements also contain various restrictions and limitations that may impact the Company. These restrictions and limitations relate to incurrence of indebtedness, contingent obligations, negative pledges, liens, mergers and acquisitions, change of control, asset sales, dividends and distributions, redemption or repurchase of equity interests and certain debt payments. The agreements also stipulate a floating charge on Company’s assets to secure the fulfillment of Company’s obligations to banks as well as other pledges, including a fixed pledge, on certain assets and property.

All of the above guarantees are performance guarantees for the Company's own performance, in accordance with ASC 460, "Guarantees" ("ASC 460"), such guarantees are excluded from the scope of ASC 460. The Company has not recorded any liability for such amounts, since the Company expects that its performance will be acceptable. To date, no guarantees have ever been exercised against the Company.

NOTE 9:-	LEASES

The Company entered into various non-cancelable operating lease agreements for certain of their offices and facilities, expiring between 2022 and 2027. Components of operating lease expense were as follows:

	Year ended December 31,
	2022	2021	2020

Operating lease expenses *)	$2,054	$2,167	$2,139
Short-term lease expenses	355	224	222
Total lease expenses	$2,409	$2,391	$2,361

*)    Operating lease expenses were mainly paid in cash during the years ended December 31, 2022, 2021 and 2020.

As of December 31, 2022 and 2021, the Company’s operating leases had a weighted average remaining lease term of 2.26 and 2.55 years, respectively, and a weighted average discount rate of 4.8% and 4.5%, respectively.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:- LEASES (Cont.)

Future lease payments under operating leases as of December 31, 2022 were as follows:

2023	$1,934
2024	1,633
2025	341
2026	36
2027	4
Total future lease payments	3,948
Less imputed interest	117
Total lease liability balance	$3,831

NOTE 10:-	DERIVATIVE INSTRUMENTS

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

The Company recognized income (loss) related to derivative instruments, within payroll expenses, included under Cost of revenues and Operating expenses in the consolidated statements of income (loss) of ($2,162), ($125) and $350 for the years ended December 31, 2022, 2021 and 2020, respectively.

The fair value of derivative instruments in the consolidated balance sheets amounted to ($635) and $24 as of December 31, 2022 and 2021, respectively, and is presented under Other current liabilities and Other current assets, respectively.

The estimated net amount of the existing loss that is reported in accumulated other comprehensive loss as of December 31, 2022 that is expected to be reclassified into consolidated statement of income (loss) within the next twelve months is $635.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except  share data)

NOTE 11:-	SHAREHOLDERS' EQUITY

a.	Share capital:

Ordinary shares confer upon their holders voting rights, the right to receive cash dividends and the right to share in excess assets upon liquidation of the Company.

b.	Stock option plans:

Description of plans:

In October 2008, the Company's Board of Directors adopted the 2008 Stock Incentive Plan (the "2008 Plan") with 1,000,000 shares or stock options available for grant and a sub-plan to enable qualified optionees certain tax benefits under the Israeli Income Tax Ordinance. Among the incentives that may be adopted are stock options, performance share awards, performance share unit awards, restricted shares, RSUs awards and other stock-based awards. During the years commencing in 2010 and through December 31, 2022, the Company's Board of Directors approved, in the aggregate, an increase of 8,146,362 shares to the number of shares available for grant under the 2008 Plan, bringing the total number of shares available for grant to 9,146,362. As of December 31, 2022, an aggregate of 30,000 shares were available for future grants under the 2008 Plan. After the end of the reporting period, on February 12, 2023 the Company's Board of Directors approved an increase of 1,122,500 shares to the number of shares available for grant under the Company's 2008 Share Incentive Plan.

The options granted under the 2008 Plan to our employees generally vest over a four-year period. The options granted under the 2008 Plan to our directors generally vest ratably each quarter over a three-year period except in the case of the grant to our Chairman of the Board of Directors, in which the options vest ratably each quarter over a four-year period.

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

Options granted to employees and directors:

The fair value of the Company's stock options granted in the years ended December 31, 2022, 2021 and 2020 was estimated using the following weighted average assumptions:

	Year ended December 31,
	2022	2021	2020

Risk free interest	1.41%-4.15%	0.26%-1.14%	-
Dividend yields	0%	0%	-
Volatility	51.45%-52.95%	41.09%-50.62%	-
Expected term (in years)	3.92-4.00	4.00-4.04	-

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	SHAREHOLDERS' EQUITY (Cont.)

A summary of employees’ and directors’ options balances under the 2008 Plan as of December 31, 2022 and changes during the year then ended are as follows:

	Number of options	Weighted- average exercise price *)	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value (in thousands) *)

Outstanding at January 1, 2022	3,099,144	$7.8	4.5	$1,737

Granted	937,500	$8.0
Exercised	(235,000)	$5.7
Forfeited and cancelled	(360,000)	$7.0

Outstanding as of December 31, 2022	3,441,644	$8.1	4.1	$80

Exercisable as of December 31, 2022	728,727	$7.8	2.7	$80

*) In January 2021 the Company distributed a cash dividend in the amount of $35,003 or $0.63 per share. All exercise prices were updated on a retrospective basis, see Note 11c.

The weighted-average grant-date fair value of options granted during the years ended December 31, 2022 and 2021 were $3.08 and $2.72, respectively. During the year ended December 31, 2020 no new options were granted. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing stock price and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on that date. These amounts changed based on the fair market value of the Company's stock. Total intrinsic value of options exercised for the years ended December 31, 2022, 2021 and 2020 was $565, $14,318 and $424, respectively.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	SHAREHOLDERS' EQUITY (Cont.)

Additional stock-based compensation data:

As of December 31, 2022, there was $5,575 of unrecognized compensation costs related to non-vested stock-based compensation arrangements granted under the 2008 Plan. The cost is expected to be recognized over a weighted-average period of 2.79 years.

During the year ended December 31, 2022, 2021 and 2020 the stock-based compensation for options were recognized in the consolidated statement of income (loss) in the following line items:

	Year ended December 31,
	2022	2021	2020

Cost of revenues of products	$147	$137	$82
Cost of revenues of services	146	140	84
Research and development, net	427	304	279
Selling and marketing	456	422	287
General and administrative	1,044	301	550

	$2,220	$1,304	$1,282

c.	Dividends:

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

2.
Pursuant to the terms of a bank agreement, the Company is restricted from paying cash dividends to its shareholders without initial approval from the bank; which was received for all of the above mentioned dividends.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	TAXES ON INCOME

a.	Israeli taxation:

1.	Corporate tax rates:

Generally, income of Israeli companies is subject to corporate tax. The corporate tax rate in Israel is 23% in 2022, 2021 and 2020.

2.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the "Law"):

The Company has been granted an "Approved Enterprise" status, under the Law, for nine investment programs in the alternative program, by the Israeli Government.

Certain production facilities of the Company have been granted “Benefitted Enterprise” status under the provision of the Law. The Company was eligible under the terms of minimum qualifying investment and elected 2011 as the Year of Election as defined in the Law.

Income derived from Benefitted Enterprise is tax exempt for a period of two years out of the period of benefits. Based on the percentage of foreign shareholding in the Company, income derived during the remaining years of benefits is taxable at the rate of 10%-25%.

The period of benefits of the Benefitted Enterprises under the 2011 election will expire in 2023. As of December 31, 2022, the Company did not generate income from the Benefitted Enterprises.

In the event of distribution of dividends from the above mentioned tax exempt income, the amount distributed would be taxed at a corporate tax rate of 10% to 25%, depending on the level of foreign investment in the Company.

Income from sources other than a Benefitted Enterprise during the benefit period is subject to tax at the regular corporate tax rate (23% in 2022, 2021 and 2020).

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

3.
On November 15, 2021, the Israeli Parliament released its 2021-2022 Budget Law (“2021 Budget Law”). The 2021 Budget Law introduces a new dividend ordering rule that apportions every dividend between previously tax-exempt (“Trapped Earnings”) and previously taxed income. Consequently, distributions (including deemed distributions as per Section 51(h)/51B of the Law) may entail additional corporate tax liability to the distributing company. The Company had approximately $169,300 tax-exempt profits in its Accumulated deficit. If such tax-exempt profits were distributed, it would have been taxed at the reduced corporate tax rate applicable to such income, and approximately $31,300 of additional taxes on income would have been recorded.

In parallel, the 2021 Budget Law also includes a temporary order to enhance the release of Trapped Earnings by reducing the claw-back income tax rate that is applicable upon such a release or distribution by up to 60%, but not less than 6% income tax rate, during a one-year period beginning November 15, 2021.

In 2022, The Company elected to take advantage of the temporary order to release all its trapped earnings and recognized a one-time expense of $12,880, which is presented under Taxes on income in the consolidated statement of income (loss).

b.	Taxes on income on non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed according to the tax laws in their respective domiciles of residence. The Company has not made any provisions relating to undistributed earnings of the Company's foreign subsidiaries since the Company has no current plans to distribute such earnings. If earnings are distributed to Israel in the form of dividends or otherwise, the Company may be subject to additional Israeli taxes on income (subject to an adjustment for foreign tax credits) and foreign withholding taxes. As of December 31, 2022, the amount of undistributed earnings of non-Israeli subsidiaries, which is considered indefinitely reinvested, was $3,997 with a corresponding unrecognized deferred tax liability of $592.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	TAXES ON INCOME (Cont.)

c.	Carryforward tax losses and credits:

As of December 31, 2022, the Company had operating loss carryforwards for Israeli income tax purposes of approximately $101,166 which may be offset indefinitely against future taxable income.

As of December 31, 2022 and 2021, the Company had capital loss carryforwards for Israeli tax purposes of approximately $502,050 and $568,100, respectively, which may be offset indefinitely against future capital gains. the Company doesn’t expect future utilization of such carry forwards losses and accordingly records full valuation allowance.

As of December 31, 2022, the Company's U.S. subsidiary had approximately $8,996 of carryforward tax losses for state tax purposes which can be utilized up to 20 years. The U.S subsidiary had R&D credits carryforwards for federal tax purposes of approximately $1,764 and for state tax purposes of approximately $3,585.

The Company has carryforward tax losses relating to other subsidiaries in Europe and Latin America of approximately $41,448 (which can be utilized indefinitely) and $39,124 ($33,577 can be utilized up to 4 years and $5,547 can be utilized indefinitely), as of December 31, 2022, respectively.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	TAXES ON INCOME (Cont.)

d.	Deferred taxes:

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and carryforward tax losses and credits. Significant components of the Company's deferred tax liabilities and assets are as follows:

		December 31,
		2022	2021*)
1.	Provided in respect of the following:
	Gross deferred tax assets:
	Carryforward tax losses and credits **) ***)	$42,344	$44,186
	Property, equipment and intangibles	26,249	23,992
	Inventory accrual	1,828	1,555
	Vacation accrual	979	1,132
	Supplementary tax advances	1,002	969
	Deferred revenues	367	446
	Research and development costs	2,531	1,227
	Other temporary differences	3,332	2,603

	Gross deferred tax assets	78,632	76,110

	Valuation allowance	(56,169)	(54,170)

	Net deferred tax assets	22,463	21,940

	Gross deferred tax liabilities:
	Property and equipment	(3,703)	(3,748)
	Other temporary differences	(495)	(641)

	Gross deferred tax liabilities	(4,198)	(4,389)

	Net deferred tax assets	$18,265	$17,551

*)	Reclassified

**)	The amounts are shown after reduction for unrecognized tax benefits of $2,617 and $2,464 as of December 31, 2022 and 2021, respectively.

***)
Excluding capital losses carryforwards, which are not part of the Company’s on-going business, and for which the Company records full valuation allowance in the amounts of $115,472 and $130,663 as of December 31, 2022 and 2021, respectively, see Note 12c.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	TAXES ON INCOME (Cont.)

		December 31,
		2022	2021
2.	Deferred taxes are included in the consolidated balance sheets, as follows:

	Long-term assets	$18,265	$17,551

3.

The Peruvian government awarded GNP, the Company's subsidiary in Peru, the Regional Pronatel Projects under six separate bids for the construction of fiber and wireless networks and operation of the networks for a defined period. The income derived from the construction and operation of the projects is a tax-exempt subsidy.

4.
During the year ended December 31, 2022, the Company increased valuation allowance by $1,999, resulting mainly from changes relating to carryforward tax losses and some temporary differences, as described above. The Company provided valuation allowance for a portion of the deferred taxes regarding the carryforward losses and other temporary differences that management believes are not expected to be realized in the foreseeable future.

5.
The functional and reporting currency of the Company and most of its subsidiaries is the U.S. dollar. The difference between the annual changes in the NIS/Dollar exchange rate causes a further difference between taxable income and the income before taxes on income shown in the consolidated financial statements. In accordance with ASC 740, the Company has not provided deferred taxes on the difference between the functional currency and the tax basis of assets and liabilities.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	TAXES ON INCOME (Cont.)

e.	Reconciling items between the statutory tax rate of the Company and the actual taxes on income:

	Year ended December 31,
	2022	2021*)	2020*)

Income before taxes on income (tax benefit), as reported in the consolidated statements of income (loss)	$7,135	$459	$35,869

Statutory tax rate	23.0%	23.0%	23.0%

Theoretical taxes on income	$1,641	$105	$8,250
Currency differences	621	3,393	2,437
Tax adjustment in respect of different tax rates and "Benefitted Enterprise" status	(883)	(968)	(1,204)
Changes in valuation allowance	1,999	1,823	(1,674)
Capital (gain) loss from merger, acquisition and related litigation expense, net	-	-	(7,749)
Expiration of carryforward tax losses	1,517	1,032	1,367
Exempt subsidy income	(6,758)	(6,353)	(4,768)
Release of trapped earnings	12,880
Nondeductible expenses and other differences	2,046	4,460	4,134

	$13,063	$3,492	$793

*)       Reclassified

f.	Taxes on income (tax benefits) included in the consolidated statements of income (loss):

	Year ended December 31,
	2022	2021	2020

Current	$14,940	$1,140	$808
Deferred	(1,877)	2,352	(15)

	$13,063	$3,492	$793

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	TAXES ON INCOME (Cont.)

	Year ended December 31,
	2022	2021	2020

Domestic	$12,154	$2,719	$325
Foreign	909	773	468

	$13,063	$3,492	$793

g.	Income (loss) before taxes on income:

	Year ended December 31,
	2022	2021	2020

Domestic	$(7,523)	$(5,537)	$44,387
Foreign	14,658	5,996	(8,518)

	$7,135	$459	$35,869

h.	Unrecognized tax benefits:

A reconciliation of the beginning and ending gross amount of unrecognized tax benefits is as follows:

	December 31,
	2022	2021*)

Balance at beginning of year	$2,842	$2,701
Increase (decrease) in tax positions for prior years, net	(129)	63
Increase in tax positions for current year	195	78

Balance at the end of year **)	$2,908	$2,842

*)        Reclassified

**)
The amounts for the years ended December 31, 2022 and 2021 include $2,617 and $2,464, respectively, of unrecognized tax benefits which are presented as a reduction from deferred tax assets, see Note 12d.

The unrecognized tax benefits included accrued penalties and interest of $101 and $219 as of December 31, 2022 and 2021, respectively. During the years ended December 31, 2022, 2021 and 2020, the Company recorded income of $131, $40 and $35 on the unrecognized tax benefits, respectively.

The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate of the Company for the year ended December 31, 2022 is $1,478.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	TAXES ON INCOME (Cont.)

i.
The Company and its subsidiaries file income tax returns in Israel and in other jurisdictions of its subsidiaries. The Company's Israeli tax assessments through 2019 are considered final. As of December 31, 2022, the tax returns of the Company’s main subsidiaries are still subject to audits by the tax authorities for the tax years 2017 through 2021.

NOTE 13:-	SUPPLEMENTARY CONSOLIDATED BALANCE SHEETS INFORMATION

a.	Other current assets:

	December 31,
	2022	2021

Governmental authorities	$3,604	$3,727
Prepaid expenses	6,404	5,857
Deferred charges	4,090	1,600
Advance payments to suppliers	2,418	1,279
Other	2,767	2,144

	$19,283	$14,607

b.	Other current liabilities:
	December 31,
	2022	2021
Payroll and related employee accruals	$13,157	$11,588
Governmental authorities	8,383	988
Deferred rent income	21	617
Other	730	146

	$22,291	$13,339

c.	Other long-term liabilities:

	December 31,
	2022	2021

Long-term governmental authorities	$5,829	$-
Other	159	120

	$5,988	$120

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:- SELECTED CONSOLIDATED STATEMENTS OF INCOME (LOSS) DATA

a.Financial expenses, net:

	Year ended December 31,
	2022	2021	2020
Income:

Interest on cash equivalents, short-term deposits and restricted cash	$980	$315	$399
Other	18	611	272

	998	926	671
Expenses:

Interest with respect to bank loans	-	-	195
Exchange rate differences, net	2,019	543	176
Bank charges including guarantees	1,752	1,986	2,201
Other	45	119	6

	3,816	2,648	2,578

Total financial expenses, net	$2,818	$1,722	$1,907

b.Earnings (losses) per share:

The following table sets forth the computation of basic and diluted earnings (losses) per share:

1.Numerator:

	Year ended December 31,
	2022	2021	2020
Numerator for basic and diluted earnings (losses) per share -
Net income (losses) available to holders of ordinary shares	$(5,928)	$(3,033)	$35,076

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 14:- SELECTED CONSOLIDATED STATEMENTS OF INCOME (LOSS) DATA (Cont.)

2.Denominator (in thousands):

	Year ended December 31,
	2022	2021	2020
Denominator for basic earnings (losses) per share -

Weighted average number of shares	56,592	56,401	55,516
Add - employee stock options	-	-	67

Denominator for diluted earnings (losses) per share - adjusted weighted average shares assuming exercise of stock options	56,592	56,401	55,583

NOTE 15:- CUSTOMERS, GEOGRAPHIC AND SEGMENT INFORMATION

The Company applies ASC 280, "Segment Reporting" ("ASC 280"). Operating segments are defined as components of an enterprise for which separate financial information is available and is evaluated regularly by the chief operating decision maker ("CODM"). The CODM is the Company’s Chief Executive Officer. The Company's CODM does not regularly review asset information by segments and, therefore, the Company does not report asset information by segment.

 From 2018 until December 31, 2021, The Company had three operating segments: Fixed Networks, Mobility Solutions and Terrestrial Infrastructure Projects.

Commencing in the first quarter of 2022, to reflect the Company’s new management’s approach to the management of the Company’s operations, organizational alignment, customer base and end markets, the Company operates in three operating segments, as follows:

Satellite Networks is focused on developing and supplying networks that are used as the platform that enables the latest satellite constellations of high throughput satellites (“HTS”), very high throughput satellites (“VHTS”) and Non-GEO-Stationary Orbit (“NGSO”) opportunities worldwide. The segment provides advanced broadband satellite communication networks and associated professional services and comprehensive turnkey solutions and managed satellite network services solutions. Segment’s customers are service providers, satellite operators, MNOs, Telcos, large enterprises, system integrators, defense, homeland security organizations and governments worldwide. Principal applications include In-Flight-Connectivity, cellular backhaul, maritime, social inclusion solutions, government, defense and enterprise networks and are driving meaningful partnerships with satellite operators to leverage the segment’s technology and breadth of services to deploy and operate the ground-based satellite communication networks. The segment’s product portfolio includes a leading satellite network platform with high-speed VSATs, high performance on-the-move antennas, BUCs and transceivers.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15:- CUSTOMERS, GEOGRAPHIC AND SEGMENT INFORMATION (cont.)

Integrated Solutions is focused on developing, manufacturing and supplying products and solutions for mission-critical defense and broadcast satellite communications systems, advanced on-the-move and on-the-pause satellite communications equipment, systems and solutions, including airborne, ground-mobile satellite systems and solutions. The integrated solutions product portfolio comprises of leading high-efficiency, high-power SSPAs, BUCs and transceivers with a field-proven, high-performance variety of frequency bands. The segment’s customers are satellite operators, In-Flight Connectivity service providers, defense and homeland security system integrators, and NGSO gateway integrators.

Network Infrastructure and Services is focused on telecom operation and implementation of large-scale network projects in Peru. The segment provides terrestrial (fiber optic and wireless network) and satellite network construction and operation. The segment serves the Company’s customers through technology integration, managed networks and services, connectivity services, internet access and telephony over the segment’s networks. The segment implements projects using various technologies (including the Company’s equipment), mainly based on BOT and BOO contracts.

The Company evaluated whether the change in its operating segments, as described above, affects goodwill assignment to reporting units and concluded no re-assignment is needed.

a.Information on the reportable operating segments:

1.All the above segments changes were reflected through retroactive revision of prior period segment information.

2.The measurement of operating profit (loss) in the reportable operating segments is based on the same accounting principles applied in these consolidated financial statements and includes certain corporate overhead allocations.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15:- CUSTOMERS, GEOGRAPHIC AND SEGMENT INFORMATION (cont.)

3.Financial information relating to reportable operating segments:

	Year ended December 31, 2022
	Satellite Networks	Integrated Solutions	Network Infrastructure and Services	Unallocated	Total

Revenues	$120,381	$61,376	$58,083	$-	$239,840
Cost of revenues	63,463	43,742	45,727	-	152,932

Gross profit	56,918	17,634	12,356	-	86,908

Research and development, net	26,045	9,595	-	-	35,640
Selling and marketing	18,043	2,068	1,583	-	21,694
General and administrative	7,506	5,212	6,132	-	18,850
Impairment of held for sale asset	-	-	-	771	771

Operating income (loss)	5,324	759	4,641	(771)	9,953
Financial expenses, net					2,818

Income before taxes on income					7,135

Depreciation and amortization	$5,009	$3,093	$3,506	$-	$11,608
	Year ended December 31, 2021
	Satellite Networks	Integrated Solutions	Network Infrastructure and Services	Unallocated	Total

Revenues	$115,408	$50,054	$49,508	$-	$214,970
Cost of revenues	64,608	33,429	45,666	-	143,703

Gross profit	50,800	16,625	3,842	-	71,267

Research and development, net	22,210	9,126	-	-	31,336
Selling and marketing	18,434	2,153	925	-	21,512
General and administrative	6,019	4,199	5,369	-	15,587
Impairment of held for sale asset	-	-	-	651	651

Operating income (loss)	4,137	1,147	(2,452)	(651)	2,181
Financial expenses, net					1,722

Income before taxes on income					459

Depreciation and amortization	$7,083	$2,649	$1,259	$-	$10,991

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15:- CUSTOMERS, GEOGRAPHIC AND SEGMENT INFORMATION (cont.)

	Year ended December 31, 2020
	Satellite Networks	Integrated Solutions	Network Infrastructure and Services	Unallocated	Total

Revenues	$82,050	$39,120	$44,965	$-	$166,135
Cost of revenues	49,770	30,259	44,726	-	124,755

Gross profit	32,280	8,861	239	-	41,380

Research and development, net	17,995	8,308	-	-	26,303
Selling and marketing	14,448	1,293	1,130	-	16,871
General and administrative	7,190	2,568	4,305	-	14,063
Merger, acquisition and related litigation expenses (income), net	-	-	-	(53,633)	(53,633)

Operating income (loss)	(7,353)	(3,308)	(5,196)	53,633	37,776
Financial expenses, net					1,907

Income before taxes on income					$35,869

Depreciation and amortization	$7,123	$1,995	$1,173	$-	$10,291

b.Geographic information:

Revenues attributed to geographic areas, based on the location of the end customers and in accordance with ASC 280, are as follows (*):

	Year ended December 31,
	2022	2021	2020

United States	$96,954	$72,149	$60,151
Peru	58,251	49,511	44,965
Israel	2,570	5,923	3,669
Others	82,065	87,387	57,350

	$239,840	$214,970	$166,135

*) Reclassified.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15:- CUSTOMERS, GEOGRAPHIC AND SEGMENT INFORMATION (cont.)

c.The Company's long-lived assets (property and equipment, net and operating lease right-of-use assets) are located as follows(*):

	December 31,
	2022	2021

Israel	$59,054	$58,436
United States	10,202	8,448
Peru	6,025	5,160
Other	5,188	4,825

	$80,469	$76,869

*) Reclassified.

d.The table below represents the revenues from major customers and their segments:

	Year ended December 31,
	2022	2021	2020
Customer A – Network Infrastructure and Services	21%	19%	20%
Customer B – Integrated Solutions	13%	12%	* )
Customer C – Integrated Solutions	* )	* )	11%

*)Less than 10%

Customer A is located in Peru, Customers B and C are located in the United States.

NOTE 16:- RELATED PARTY BALANCES AND TRANSACTIONS

a.The Company entered into a number of agreements for the purchase of infrastructure, construction and services from C. Mer Industries Ltd. ("C. Mer"), a publicly traded company in Israel (TASE). As of December 31, 2022, the Company's former largest shareholder, FIMI Opportunity Funds ("FIMI"), holds approximately 36.6% of C. Mer's share capital and a representative of FIMI serve on C. Mer’s board of directors.

b.In December 2015 the Company entered into a memorandum of understanding with Orbit Communication Systems, ("Orbit"), a publicly traded company in Israel (TASE), for development and manufacture of an antenna for an aggregate amount of approximately $1,750. The memorandum specifies prices per additional product units ordered in the future by the Company. In August 2017, FIMI acquired approximately 33.4% of Orbit's share capital. As of December 31, 2022, FIMI holds approximately 44.82% of Orbit share capital and a representative of FIMI serve on Orbit's board of directors.

In addition, Euclid Ltd. ("Euclid"), a supplier of the Company, was fully acquired by Orbit in January 2022. The Company purchases antennas and related services from Euclid.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16:- RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

c.
As of December 31, 2022, FIMI holds less than 5% of Company’s share capital and has no representatives of FIMI serves on the Company’s board of directors. Accordingly, FIMI and its affiliates are no longer considered related parties to the Company.

d.	The transactions with the Company’s related parties were approved by the Company’s Audit Committee and Board of Directors in accordance with the requirements of the Israeli Companies Law.

e.	Transactions with the related parties:

	Year ended December 31,
	2022	2021	2020

Cost of revenues of products	$134	$1,044	$110

Purchase of property and equipment and inventory	$100	$-	$100

f.	Balances with the related parties:

	December 31,
	2022			2021

Accrued expenses	$	*	)	$202

Trade payables	$	*	)	$466

*) As of December 31, 2022, C.Mer, Orbit and Euclid are not considered related parties to the Company.

NOTE 17:-	SUBSEQUENT EVENTS

a.
On March 8, 2023, the Company signed a definitive agreement to acquire 100% of the shares of DataPath Inc., a US based expert systems integrator with a strong focus on the US Department of Defense (DoD) and the US government sectors. The closing of the transaction is subject to certain regulatory approvals, including the receipt of clearance of the Committee on Foreign Investment in the United States (“CFIUS”), and other customary closing conditions. The acquisition is expected to close in the third quarter of 2023.

b.
On March 10, 2023, it was announced that Silicon Valley Bank (“SVB”) in the United States was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation (“FDIC”) as receiver. According to the FDIC, all insured depositors of SVB will have full access to their insured deposits no later than Monday morning, March 13, 2023. The Company's U.S. subsidiary held a balance of approximately $1,200 of cash and cash equivalents in SVB as of March 10, 2023 and the Company is currently working to minimize the actual exposure. The Company does not expect a material impact on its consolidated financial statements or its ordinary course of business.