Form 20-F
period 2023-12-31
GILAT SATELLITE NETWORKS LTD
filed 2024-03-20
CIK 897322

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐       REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒       ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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
General Counsel and Corporate Secretary
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

57,016,086 Ordinary Shares, NIS 0.20 nominal value per share
(as of December 31, 2023)

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

Yes ☐        No ☒

This report on Form 20-F is being incorporated by reference into our Registration Statements on Form F-3 (Registration No. 333-232597) and on Form S-8 (Registration Nos. 333-180552, 333-187021, 333-204867, 333-210820, 333-217022, 333-221546, 333-223839, 333-231442, 333-236028, 333-253972 and 333-255740).

INTRODUCTION

          We are a leading global provider of satellite-based broadband communications. We design and manufacture ground-based satellite communications equipment and provide comprehensive secure end-to-end solutions, end-to-end services for mission-critical operations, powered by our innovative technology. Our portfolio includes a cloud-based satellite network platform, Very Small Aperture Terminals, or VSATs, amplifiers, high-speed modems, high-performance on-the-move antennas, and high efficiency, high power Solid State Power Amplifiers, or SSPAs, Block Upconverters, or BUCs, and Transceivers, furthermore, following the acquisition of DataPath, our newly owned subsidiary, our portfolio also includes defense ground systems and field services. Our comprehensive solutions support multiple applications with a full portfolio of products to address key applications, including broadband internet access, cellular backhaul over satellite, enterprise, social inclusion solutions, In-Flight-Connectivity, or IFC, maritime, trains, defense, and public safety, all while meeting the most stringent service level requirements. We have a large installed base, and currently have hundreds of active networks.

We provide managed networks and services through satellite and terrestrial networks in addition to developing and marketing ground-based satellite communications equipment. We have proven experience in delivering complex projects and services worldwide. We offer complete turnkey integrated solutions, including:

◾	Managed satellite network services solutions, including services over our own networks (which may include satellite capacity);
◾	Network planning and optimization;
◾	Remote network operation;
◾	Call center support;
◾	Hub and field operations;
◾	End-to-end solutions for mission-critical operations; and
◾	Construction and installation of communication networks, typically on a Build, Operate and Transfer, or BOT, or Build, Operate and Own, or BOO, contract basis.

In these BOT and BOO projects, we build telecommunication infrastructure typically using fiber-optic and wireless technologies for broadband connectivity.

          We have 16 sales and support offices worldwide, three Network Operation Centers, or NOCs, and seven R&D centers.  Our products are sold to communication service providers, satellite operators, Mobile Network Operators, or MNOs, and system integrators that use satellite communications to serve enterprise, social inclusion solutions, government and residential users, MNOs and system integrators that use our technology. Our solutions and services are also sold to defense and homeland security organizations. In addition, we provide services directly to end-users in various market segments, including in certain countries in Latin America.

Commencing in the first quarter of 2022, to reflect our new management’s approach to the management of our operations, organizational alignment, customer base and end markets, we operate in three operating segments, as follows:

•
Satellite Networks is focused on developing and supplying networks that are used as the platform that enables the latest satellite constellations of HTS, VHTS and NGSO opportunities worldwide. We provide advanced broadband satellite communication networks and associated professional services and comprehensive turnkey solutions and managed satellite network services solutions. Our customers are service providers, satellite operators, MNOs, Telcos, large enterprises, system integrators, defense, homeland security organizations, and governments worldwide. Principal applications include In-Flight-Connectivity, cellular backhaul, maritime, social inclusion solutions, government, defense and enterprise networks and are driving meaningful partnerships with satellite operators to leverage our technology and breadth of services to deploy and operate the ground-based satellite communication networks. Our product portfolio includes a leading satellite network platform with high-speed VSATs, high-performance on-the-move antennas, BUCs, and transceivers, as well as multi-band Deployable Ku/Ka/X Earth Terminal, or DKET, terminals (a family of transportable terminal hubs), and durable, ultra-portable terminals for quick connectivity in remote locations.

i

•
Integrated Solutions is focused on developing, manufacturing, and supplying products and solutions for mission-critical defense and broadcast satellite communications systems, advanced on-the-move and on-the-pause satellite communications equipment, systems, and solutions, including airborne, ground-mobile satellite systems and solutions. The integrated solutions product portfolio comprises of leading high-efficiency, high-power SSPAs, BUCs and transceivers with a field-proven, high-performance variety of frequency bands. Our customers are satellite operators, In-Flight Connectivity service providers, defense and homeland security system integrators, NGSO satellite operators, and gateway integrators.

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

“SkyEdge®”, “Wavestream®”, AeroStream®”, “Raysat®”, and “Spatial AdvantEdge™”, DataPathTM”, and other marks appearing in this annual report on Form 20-F are trademarks of our company and its subsidiaries. Other trademarks appearing in this Annual Report on Form 20-F are owned by their respective holders.

Cautionary Statement with Respect to Forward-Looking Statements

This annual report on Form 20-F contains various “forward looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and within the Private Securities Litigation Reform Act of 1995, as amended. Such forward-looking statements reflect our current view with respect to future events and, financial results of operations. Forward-looking statements usually include the verbs, “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “projects,” “understands” and other verbs suggesting uncertainty. We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual` results, performance, levels of activity, or our achievements, or industry results to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof. We undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. We have attempted to identify additional significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section which appears in Item 3D: “Key Information–Risk Factors”.

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

TABLE OF CONTENTS

PART I		1
ITEM 1:	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	1
ITEM 2:	OFFER STATISTICS AND EXPECTED TIMETABLE	1
ITEM 3:	KEY INFORMATION	1
A.	Reserved	1
B.	Capitalization and Indebtedness	1
C.	Reasons for the Offer and Use of Proceeds	1
D.	Risk Factors	1
ITEM 4:	INFORMATION ON THE COMPANY	22
A.	History and Development of the Company	22
B.	Business Overview	23
C.	Organizational Structure	39
D.	Property, Plants and Equipment	39
ITEM 4A:	UNRESOLVED STAFF COMMENTS	40
ITEM 5:	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	40
A.	Operating Results	40
B.	Liquidity and Capital Resources	47
C.	Research and Development	48
D.	Trend Information	49
E.	Critical Accounting Estimates	51
ITEM 6:	DIRECTORS AND SENIOR MANAGEMENT	56
A.	Directors and Senior Management	56
B.	Compensation of Directors and Officers	60
C.	Board Practices	63
D.	Employees	71
E.	Share Ownership	72
ITEM 7:	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	73
A.	Major Shareholders	73
B.	Related Party Transactions	74
C.	Interests of Experts and Counsel	74
ITEM 8:	FINANCIAL INFORMATION	75
ITEM 9:	THE OFFER AND LISTING	76
A.	Offer and Listing Details	76
B.	Plan of Distribution	76
C.	Markets	76
D.	Selling Shareholders	76
E.	Dilution	76
F.	Expense of the Issue	76
ITEM 10:	ADDITIONAL INFORMATION	77
A.	Share Capital	77
B.	Memorandum and Articles of Association	77
C.	Material Contracts	77
D.	Exchange Controls	78
E.	Taxation	78
F.	Dividend and Paying Agents	87
G.	Statement by Experts	87
H.	Documents on Display	87
I.	Subsidiary Information	88

v

PART I

ITEM 1:	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

ITEM 2:	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3:	KEY INFORMATION

A.	Reserved

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable

D.	Risk Factors

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

Risks Relating to Our Business and Our Market

A significant portion of our revenue in 2023 was attributable to a limited number of customers.

We depend on several large-scale contracts for a significant percentage of our revenues. In 2023, a significant portion of our revenue was attributable to our contracts with a major European and a major U.S.  satellite telecommunication companies and with a Peruvian governmental authority, PRONATEL, mainly with respect to six regions in Peru, or the PRONATEL Regional Projects. Our sales to our major European and US satellite telecommunication customers, accounted for approximately 14% and 15% respectively, of our revenue in the year ended December 31, 2023. Our sales to PRONATEL accounted for approximately 15% of our revenue in the year ended December 31, 2023.

The PRONATEL Regional Projects, which were awarded to us in 2015 and in 2018, are of contractual value of $395 million and $154 million, respectively. The expected duration of the PRONATEL Regional Projects was significantly prolonged from their scheduled delivery dates due to continued delays in the construction phase. In addition, due to preventative measures taken by Peruvian governmental authorities with respect to COVID-19, certain restrictions and lockdowns were imposed which resulted in additional delays in progress of the PRONATEL Regional Projects, which are expected to continue for approximately 14-16 years. In late 2022 and during parts of 2023, Peru was subject to political turmoil following the ouster and arrest of Peruvian President Pedro Castillo. Peru's new appointed president, declared a nationwide state of emergency in December, suspending some civil liberties such as the right to assembly. While Lima, the capital, has seen some protests they have been centered in the rural Andes. If the protests are renewed, it is likely that the political turmoil will adversely affect our operations in Peru, delaying even further existing projects and postpone PRONATEL decision to enter new ones. See Item 4.B. – “Information on the Company – Business Overview – Network Infrastructure and Services – Overview”. If we fail to deliver in a timely manner upon any of our large contracts or if any of these or other large customers were to terminate their existing contracts with us or substantially reduce the services or quantity of products they purchase from us, our revenues and operating results could be materially adversely affected.

A failure to deliver upon our large-scale projects in an economical and a timely manner, or a delay in collection of payments due to us in connection with any such large-scale project could have a significant adverse impact on our operating results.

We have been awarded a number of large-scale projects by our customers, including foreign governments, such as the Peruvian PRONATEL Regional Projects in 2015 and in 2018 and contracts with a major U.S. satellite telecommunication company, and with a large U.S. system integrator and with a government owned Telco. While we have successfully implemented large-scale network infrastructure projects and operations in rural areas, the PRONATEL Regional Projects as well as other projects are complex and require cooperation of third parties. Additionally, the delivery of our large-scale projects requires us to invest significant funds in order to obtain bank guarantees and requires us to incur significant expenses before we receive full payment from our customers. Failure to execute these projects in an economical manner within the projects’ budgets and schedules could result in significant penalties, impact our ability to receive and recognize the expected revenues, reduce our cash balance, and cause us losses, which would significantly adversely impact our operating results. The overall expected duration of the 2015 and 2018 PRONATEL Regional Projects was significantly prolonged from their scheduled delivery dates as explained above. The construction phase of the first four PRONATEL Regional Projects was accepted by PRONATEL during 2019 and 2021 and we have entered into the operation phase with respect to these projects, and during 2023 with respect to the ICA project. In December 2023 we signed an addendum to the PRONATEL regional project in Amazonas, for expansion of the access network. The construction period of this expansion is estimated to be six months with 10 years of operation to follow. If we fail to complete the Amazons project in a timely manner or are unable to reach such agreement with PRONATEL for the other projects, we could incur significant penalties which will have a significant adverse effect on our business and financial results.

In the past, we incurred major losses and we may not be able to continue to operate profitably in the future.

We achieved net income in the fiscal years 2017 through 2020 and in 2022 and 2023 but incurred major losses in certain years prior to fiscal 2017. In 2020, we incurred an operating loss (excluding the payment received from Comtech as described below) and in 2021, we had a net loss of $3.03 million. In 2020, our net income was $35.1 million, which was attributable to our receipt of $53.6 million, net of related expenses, in connection with our settlement with Comtech Telecommunications Corp., or Comtech, in connection with the termination of the merger agreement we entered into with Comtech in 2020, or the Merger Agreement. Excluding the payment received from Comtech, net of related expenses, we would have incurred a net loss of $18.5 million in the year ended December 31, 2020. We have an accumulated deficit of $660.3 million. We cannot assure you that we can operate profitably in the future. If we do not continue to operate profitably, our share price will decline, and the viability of our company will be in question.

Our available cash balance may decrease in the future if we cannot generate cash from operations.

Our cash, cash equivalents including restricted cash as of December 31, 2023 were $104.8 million compared to $87.1 million as of December 31, 2022. Our positive cash flow (including restricted cash) from operating activities was approximately $31.9 million in the year ended December 31, 2023. In the years ended December 31, 2022 and 2021 we had positive cash flow from operating activities of $10.8 million and $18.9 million, respectively. If we do not generate sufficient cash from operations in the future, including from our large-scale projects, our cash balance will decline, and the unavailability of cash could have a material adverse effect on our business, operating results and financial condition.

The delivery of our large-scale projects requires us to invest significant funds in order to obtain bank guarantees and may require us to incur significant expenses before we receive full payment from our customers. This applies mainly to the 2015 and 2018 PRONATEL Regional Projects, which has initial contractual values of $395 million and $154 million, respectively, with the additional $17 million for the 2023 expansion of the Amazons project. The revenues from these projects are expected to be generated over a period of 14-16 years. We have used the advance payments received from PRONATEL as well as internal cash resources in order to finance the PRONATEL Regional Projects and may need to significantly increase the internal cash resources used for further investment in the PRONATEL Regional Projects. We have used surety bonds and our internal resources in order to provide the required bank guarantees for the PRONATEL Regional Projects, which were approximately $67.7 million in the aggregate as of December 31, 2023. If we fail to obtain the necessary funding or if we fail to obtain such funds on favorable terms, we will not be able to meet our commitments and our cash flow and operational results may be adversely affected.

If the GEO satellite communications markets fail to grow, our business could be materially harmed.

The movement towards Non-Geostationary Satellite Orbit, or NGSO, satellite constellation networks may reduce the market size for geostationary satellite, or GEO, technology and services. It is difficult to predict the rate at which these emerging markets will grow or decline and there is no assurance that we will be able to further expand our penetration into the NGSO (low earth orbits, or LEO, and in medium earth orbits, or MEO) market. In addition, any significant improvement or increase in the amount of terrestrial capacity, particularly with respect to the existing fiber optic cable infrastructure and point-to-point microwave, may cause our fixed networks’ customers to shift their transmissions to terrestrial capacity or make it more difficult for us to obtain new customers. Fiber optic cable networks or other terrestrial-based high-capacity transmission systems, when available, are generally less expensive than satellite capacity. As terrestrial-based telecommunications services expand, demand for some fixed satellite-based services may be reduced.

 If the markets for commercial satellite communications products fail to grow, or if we fail to further expand our penetration into the NGSO market, our business could be materially harmed. Conversely, growth in this market could come at the expense of geostationary satellite capacity markets, which in turn could materially harm our business and impair the value of our shares. Specifically, we derive most of our revenues from sales of satellite-based communications networks and related equipment and provision of services related to these networks and products a significant decline in this market or the replacement of VSAT and other satellite-based technologies by an alternative technology could materially harm our business and impair the value of our shares.

Because we compete for large‑scale contracts in competitive bidding processes, losing a small number of bids or a decrease in the revenues generated from our large-scale projects could have a significant adverse impact on our operating results.

A significant portion of our revenue is derived from large-scale contracts that we are awarded from time to time in competitive bidding processes. The bidding process sometimes requires us to make significant investments upfront, while the final award is not assured. These large‑scale contracts sometimes involve the installation of thousands of VSATs or massive fiber-optic transport and access networks or production of customized products. The number of major bids for these large‑scale contracts in any given year is limited and the competition is intense. Losing or defaulting on a relatively small number of bids each year could have a significant adverse impact on our operating results.

A large portion of our large-scale contracts are with governments or large governmental agencies in Latin America and any volatility in the political or economic climate or any unexpected unilateral termination, or suspension of payments could have a significant adverse impact on our business.

In March and December 2015, the Peruvian government awarded us the PRONATEL Regional Projects under four separate bids for the construction of networks, operation of the networks for a defined period and their transfer to the government. In 2018, we were awarded two additional PRONATEL Regional Projects with initial contractual values of $395 million and $154 million, respectively and $17 million for Amazonas expansion addendum, awarded in 2023. The revenues from these projects are expected to be generated over a period of 14-16 years. Any resumption of political turmoil in Peru could negatively impact our operations there, causing further delays to existing projects and potentially postponing PRONATEL's decision to enter into new ones.

Agreements with governments typically include unilateral early termination clauses and involve other risks, such as the imposition of new government regulations and taxation that could pose additional financial burdens on us. Changes in the political or economic situation in Latin America could result in the early termination of our business there, or materially adversely affect our ability to successfully complete our projects. Any termination of our business in this region or breach of contractual obligations by our customers could have a significant adverse impact on our business. See Item 4.B. – “Information on the Company – Business Overview – Network Infrastructure and Services – Overview”.

In 2023, we acquired DataPath and we may enter into additional acquisition agreements; such acquisitions could be difficult to integrate, disrupt our business and dilute shareholder value.

In 2023, we acquired DataPath, Inc. (“DataPath”), a US based expert systems integrator in trusted communications for the US DoD Military and Government sectors, and we may, from time to time seek to acquire additional businesses that enhance our capabilities and add new technologies, products, services and customers to our existing businesses. We may not be able to identify acquisition candidates on commercially reasonable terms or at all. If we make additional business acquisitions or enter into a merger agreement, we may not be able to successfully consummate and close the merger agreement or obtain any necessary regulatory approval, or integrate the DataPath business or any other business acquired in the future or we might not realize the benefits anticipated from these acquisitions or sales, including sales growth, cost synergies and improving margins. Furthermore, we might not be able to obtain additional financing for business acquisitions since such additional financing could be restricted or limited by the terms of our debt agreements or due to unfavorable capital market conditions. Once integrated, acquisitions may not achieve comparable levels of revenues, profitability or productivity as our existing business or otherwise perform as expected. The occurrence of any of these events could harm our business, financial condition or results of operations.

The risks associated with mergers or acquisitions by us include the following, any of which could seriously harm our results of operations or the price of our shares:

•	issuance of equity securities as consideration for acquisitions that would dilute our current shareholders’ percentages of ownership;
•	significant acquisition costs;
•	decrease of our cash balance;
•	the incurrence of debt and contingent liabilities;
•	difficulties in the assimilation and integration of operations, personnel, technologies, products and information systems of the acquired companies;
•	diversion of management’s attention from other business concerns;
•	contractual disputes;
•	compliance with additional regulatory requirements;
•	risks of entering geographic and business markets in which we have no or only limited prior experience;
•	potential loss of key employees of acquired organizations or loss of customers;
•	the possibility that business cultures will not be compatible;
•	the difficulty of incorporating acquired technology and rights into our products and services;
•	unanticipated expenses related to integration of the acquired companies; and
•	difficulties in implementing and maintaining uniform standards, controls and policies.

Any of these events would likely result in a material adverse effect on our results of operations, cash flows and financial position.

 DataPath’s continued participation in classified U.S. governmental projects, requires us to adhere with FOCI mitigation requirements.

In November 2023, we completed the acquisition of DataPath, a U.S. based expert systems integrator in trusted communications for the US DoD Military and Government sectors. Due to our foreign ownership of DataPath, its operations are subject to Foreign Ownership, Control, or Influence (FOCI) mitigation measures. These measures are designed to protect the integrity of classified information and ensure that foreign ownership does not compromise it. Failure to adhere to these FOCI mitigation restrictions could result in the discontinuation of DataPath’s Facility Security Clearance, adversely impacting DataPath’s ability to perform on classified contracts. This could have a significant negative effect on our business operations, financial condition, and results of operations.

We may be negatively impacted by adverse public health developments, including epidemics and pandemics.

Any outbreaks of contagious diseases and other adverse public health developments in countries where we operate could have a material and adverse effect on our business, operations, financial condition, liquidity and results of operations. Beginning in early 2020 and continuing through 2022, the COVID-19 pandemic disrupted our offices and manufacturing facilities around the world, as well as the facilities of our suppliers, customers and our customers’ contract manufacturers. These disruptions included government regulations that inhibited our ability to operate certain of our facilities in the ordinary course, travel restrictions, supplier constraints, supply chain interruptions, logistics challenges and limitations, labor disruptions and reduced demand from certain customers. Future disruptions from similar harmful public health developments could have a material adverse impact on our business, operations, financial condition, liquidity and results of operations.

Actual results could materially differ from the estimates and assumptions that we use to prepare our financial statements.

In order to prepare our financial statements in conformity with generally accepted accounting principles in the United States (“U.S. GAAP”), our management is required to make estimates and assumptions, as of the date of the financial statements, which affect the reported values of assets and liabilities, revenues and expenses, and disclosures of contingent assets and liabilities Our actual results could materially differ from, and could require adjustments to, those estimates.

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

We are subject to taxation in the United States, Israel, Latin America (mainly in Peru) and numerous other jurisdictions, including with respect to income taxes, obligations to withhold taxes and other tax matters. Determining our provision for the various taxes requires significant management judgment. In addition, our provision for income taxes could be adversely affected by many factors, including, among other things, changes to our operating structure, changes in the amounts of earnings in jurisdictions with different statutory tax rates, changes in the valuation of deferred tax assets and liabilities and changes in tax laws. We are subject to ongoing tax examinations and audits in various jurisdictions Tax authorities may disagree with our intercompany charges, claimed credits, cross-jurisdictional transfer pricing, deduction of withholding taxes or other matters and assess additional taxes. While we regularly evaluate the likely outcomes of these examinations to determine the adequacy of our provision for income taxes, there can be no assurance that the outcomes of such examinations will not have a material impact on our results of operations and cash flows. While we follow the guidelines of the relevant tax authority, where available, there is no assurance that such guidelines will ultimately be determined to be binding by the relevant authorities or acceptable in the local courts of law. Although we believe our tax estimates are reasonable, the final determination of any tax audit or litigation could be materially different from our historical tax provisions and accruals, which could have a material adverse effect on our results of operations or cash flows in the period or periods for which a determination is made. Further, subsequent legislations, guidance, court rulings or regulations that differ from our prior assumptions and interpretations, or other factors which were not anticipated at the time we estimated our tax provision, payments and deduction of withholdings could have a material adverse effect on our business, cash flow, results of operations or financial condition.

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

We operate in a highly competitive industry and may be unsuccessful in competing effectively in the future.

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

The network communication market is dominated by larger corporations. As part of the consolidation trend in the market, we are in competition with greater consolidated corporations. Some of our competitors have greater financial resources, providing them with greater research and development and marketing capabilities. Our competitors may also be more experienced in obtaining regulatory approvals for their products and services and marketing them. Our relative position in the network communications industry may place us at a disadvantage in responding to our competitors’ pricing strategies, technological advances and other initiatives. Our principal competitors in the supply of VSAT networks are Hughes Network Systems, LLC (owned by EchoStar Corporation), or HNS, ViaSat Inc., or ViaSat, Singapore Technologies Engineering Ltd., or ST Engineering iDirect, Comtech Telecommunications Corp, or Comtech, and Kratos Defense & Security. Our primary competitors with respect to our BUCs and other Wavestream products are Communications & Power Industries LLC, or CPI, General Dynamics Satcom Technologies, Paradise Datacom, Comtech Xicom Technology Inc., or Xicom, and Mission Microwave Technologies, or Mission.

 Our low-profile in-motion ground, aero and maritime antennas target a competitive market with multiple players such as Honeywell, Astronics AeroSat Corporation, or AeroSat, Qest Quantum Electronic Systems GmbH or Qest, Stelar Blue Solutions LLC. or SBS, Tecom Industries, Inc., or Tecom, GetSAT Communication Ltd., or GetSat, and Thinkom Solutions Inc., or Thinkom. Competitors in the defense sector include General Dynamics Satcom Technologies, Orbit Communication Systems, or Orbit, Elbit Systems Ltd., or Elbit, and L3Harris Technologies, Inc. or L3Harris Tampa Microwave LLC, or Tampa.  Multiple additional competitors are entering the low-profile in-motion arena and specifically electronically steered antenna market, some with new and advanced technologies (for example Satixfy, HNS, and Intellian Ltd., or Intellian). If these new entrants and/or new technologies are able to significantly penetrate the market our business could be negatively affected.

In addition, ViaSat and HNS have launched their own satellites, which enable them to offer vertically integrated solutions to their customers, which may further change the competitive environment in which we operate and could have an adverse effect on our business. In the SSPA market we compete with Mission, CPI and XICOM.

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

Our company operates in the rapidly evolving network communications market, targeting products in the domain of  cloud-based technologies and 5G Non-Terrestrial Networks standards. Our success hinges on our ability to keep pace with technological changes and industry standards, and to continually innovate and meet market needs.

Staying competitive requires us to anticipate technological shifts, market demands, and industry standards, and to continually develop and enhance our products, applications, and services. Our competitiveness in the satellite ground equipment, low-profile antenna, and high-power transceivers markets depends on our ability to advance our technology in line with our competitors' new and improved products.

Due to the current nature of the high-throughput satellite, or HTS solution where the initial investment in ground-based satellite communication gateway equipment is relatively high, ground-based satellite communication equipment effectively becomes tightly coupled to the specific satellite technology. As such, there may be circumstances where it is difficult for competitors to compete with the incumbent VSAT vendor using the particular HTS satellite. If this occurs, the market dynamics may change to favor a VSAT vendor partnering with the satellite service provider, which may decrease the number of vendors who may be able to succeed. We believe that this trend will intensify as the market moves toward very high-throughput satellite, or VHTS, and NGSO constellation networks. If we are unable to forge such a partnership our business could be adversely affected.

Although we have entered the HTS market with what we believe to be leading HTS VSAT technology, we expect that our penetration into that market will be gradual, and our success is not assured. In addition, our competitors, who are producing large numbers of VSATs, may benefit from cost advantages. If we are unable to reduce our VSAT costs sufficiently, we may not be competitive in the international market. We also expect that competition in this industry will continue to increase.

Emerging communications networks integrating satellites in low or medium earth orbits could significantly challenge our current networks, potentially reducing our products' market prices and success until we adapt our technology to support NGSO satellites. If we fail to respond cost-effectively and timely to technological advances, or if our new products or applications are not market-accepted, our business, financial condition, and operating results could be adversely affected.

We are dependent upon a limited number of suppliers for key components that are incorporated in our products, and may be significantly harmed if we are unable to obtain such components on favorable terms or on a timely basis. We are also affected by global supply chain disruptions and price increases and may be affected by the war and hostilities in the southern part and in northern part of Israel and the military situation in Ukraine.

Several of the components required to build our products are manufactured by a limited number of suppliers. Although we have managed to solve the difficulties we experienced in the past with our suppliers with respect to availability of components, we cannot assure the continued availability of key components or our ability to forecast our component requirements sufficiently in advance. Although we are working with our suppliers to obtain components for our products on favorable terms there is no assurance that our efforts will be successful. In the past, the COVID-19 outbreak had caused certain delays and world-wide disruptions in manufacturing, supply chain, labor shortages, travel and shipping disruption and shutdowns, as well as cost increase of raw material and electronic components, which adversely affected our operations. Currently, terrorist groups in Yemen are threatening to limit the movement of marine shipments through the Red Sea. We have also witnessed an increase in components’ prices and labor costs, while we may not be able to increase our products’ prices to cover these increased costs. Although the disruption in components supply was not material to the overall activity of our Company, it may adversely affect our ability to procure the necessary volume of materials in the future. If we are unable to obtain the necessary volume of components at sufficiently favorable terms or prices, we may be unable to produce our products at competitive prices. As a result, these supply chain issues may increase our costs, disrupt or reduce production and sales of our products may be lower than expected, which could have a material adverse effect on our business, financial condition and operating results. In addition, our suppliers are not always able to meet our requested lead times. If we are unable to satisfy customers’ needs on time, we could lose their business.

Certain of the significant components required to build almost all of our VSAT units, our hub systems as well as our other products are manufactured by external suppliers, sometimes by a sole manufacturer. Some of our suppliers had terminated the line of products that we use as components in our products, and other may do so in the future as well. Such dependency exposes us to certain risks in connection with the availability of the respective component, which could include failure in meeting timetables and production requirements and may expose us to material price increases which may affect our ability to provide competitive prices or require us to re-design some of our products. We estimate that the replacement of a manufacturer would, if required, take a substantial period of time.

          We receive manufacturing services from global manufacturers in Israel and in the Ukraine. The  manufacturers have assured us that the operations of their plants have not been interrupted by the war and hostilities and that they have a recovery plan in place. Nevertheless, there is no assurance that negative developments in these areas in the future will not disrupt and materially adversely affect our business.

We are dependent upon a limited number of suppliers of space segment, or transponder capacity and may be significantly harmed if we are unable to obtain the space segment for the provision of services on favorable terms or on a timely basis.

There are a limited number of suppliers of satellite transponder capacity and a limited amount of space segments available (although space segment availability is expected to gradually increase over the next few years and prices are expected to decrease as a result). We are dependent on these suppliers for our provision of services mainly in Peru, Mexico and U.S. While we do secure long-term agreements with our satellite transponder providers, we cannot be assured of the continuous availability of space segments, the pricing upon renewals of space segments and the continuous availability and coverage in the regions where we supply services. If we are unable to secure contracts with satellite transponder providers with reliable service at competitive prices, or if such satellite capacity becomes unavailable due to a satellite anomaly or other reason, our services business could be adversely affected. We rely on satellite capacity providers, who commit to certain key performance indicators, or KPIs, in connection with the operation of our managed networks and services. Such KPIs are limited and do not always reflect the same level of KPIs guaranteed by us towards our customers.

Our failure to obtain or maintain authorizations under the U.S. Israeli or other applicable export control and trade sanctions laws and export regulations and restrictions could have a material adverse effect on our business.

The export of some of our satellite communication products, related technical information and services may be subject to U.S. State Department, Commerce Department and Treasury Department regulations, including the International Traffic in Arms Regulations, or ITAR, and the Export Administration Regulations, or EAR. Under these laws and regulations, our non-U.S. employees, including employees of our headquarters in Israel, might be barred from accessing certain information of our U.S. subsidiaries, including DataPath, our newly acquired subsidiary, unless appropriate licenses are obtained. In addition to the U.S. export control laws and regulations applicable to us, some of our subcontractors and vendors may also be subject to U.S. export control laws and regulations and required to flow down requirements and restrictions imposed on products and services we purchase from them. If we do not maintain our existing authorizations or obtain necessary future authorizations under the export control laws and regulations of the U.S., including potential requirements related to entering into technical assistance agreements to disclose technical data or provide services to non-U.S. persons, we may be unable to export technical information or equipment to non-U.S. persons and companies, including to our own non-U.S. employees, as may be required to fulfill contracts we may enter into. We may also be subjected to export control compliance audits in the future that may uncover improper or illegal activities that would subject us to material remediation costs, civil and criminal fines, penalties or an injunction.

In addition, in order to participate in classified U.S. government programs, we may have to obtain security clearances from the U.S. Department of Defense for one or more of our subsidiaries that want to participate. For example, such clearance is required for the participation of DataPath in such U.S. government programs. To that end, we were required to enter into a special security agreement with the U.S. government, which limit our ability to control the operations of the subsidiary, and which imposes substantial administrative requirements in order for us to comply. Further, if we materially violate the terms of the special security agreement or a similar arrangement, the subsidiary holding the security clearance may be suspended or debarred from performing any government contracts, whether classified or unclassified. If we fail to maintain or obtain the necessary authorizations under the U.S. export control and national security laws and regulations, we may not be able to realize our market focus and our business could be materially adversely affected.

The United States has adopted economic sanctions against certain persons and entities, including certain Russian and Chinese entities operating in the financial, energy and defense sectors. These sanctions restrict, among other things, exports and transfer of technologies to these entities. The recent Russian-Ukraine crisis has led to additional expanded sanctions on Russia. In addition, recent events, including policies introduced by the current and past U.S. administrations, have resulted in substantial regulatory uncertainty regarding international trade and trade policy. For example, substantial changes to trade agreements have increased tariffs on certain goods imported into the United States and could lead to further imposition of significant tariff increases. The announcement of unilateral tariffs on imported products has triggered retaliatory actions from certain foreign governments, including China and Russia, and may trigger retaliatory actions by other foreign governments, resulting in what is largely referred to as a “trade war.” While we do not believe that the tariff increases or actions of foreign governments have had an adverse effect on our business to date, we cannot predict the extent to which the United States or other countries will impose quotas, duties, tariffs, taxes or other similar restrictions upon the import or export of our products in the future, a “trade war” of this nature or other similar governmental actions and economic sanctions could have an adverse impact on demand for our services, sales and customers and affect the economies of the United States and various countries, having an adverse effect on our business, financial condition and results of operations.

Against the backdrop of the military conflict between Russia and Ukraine and the rising tensions between the U.S. and other countries, on the one hand, and Russia, on the other hand, major economic sanctions and export controls restrictions on Russia and various Russian entities were imposed by the U.S., European Union and the United Kingdom commencing February 2022, and additional sanctions and restrictions may be imposed in the future. These sanctions and restrictions restrict our business in Russia which mainly includes exports to Russia and may delay or prevent us from collecting funds and performing money transfers from Russia. While our business in Russia is of limited in scope, these restrictions may cause a reduction of our sales and financial results.

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

Due to our foreign (non-U.S.) ownership of DataPath, its operations are subject to Foreign Ownership, Control, or Influence (FOCI) mitigation measures. These measures are designed to protect the integrity of classified information and ensure that foreign ownership does not compromise it. Failure to adhere to these FOCI mitigation restrictions could result in the discontinuation of DataPath’s Facility Security Clearance, adversely impacting DataPath’s ability to perform on classified contracts. This could have a significant negative effect on our business operations, financial condition, and results of operations.

We depend on our main facility in Israel and are susceptible to any event that could adversely affect its condition or the condition of our other facilities.

A material portion of our laboratory capacity, our principal offices and principal research and development facilities for the principal part of our business are concentrated in a single location in Israel. In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in extensive deaths, injuries and kidnapping of civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and a military campaign against these terrorist organizations commenced in parallel to their continued rocket and terror attacks. Following the attack by Hamas on Israel’s southern border, the Hezbollah terror organization in Lebanon has also launched missile, rocket, and shooting attacks against Israeli military sites, troops, and Israeli towns in northern Israel. In response to these attacks, the Israeli army has carried out a number of targeted strikes on sites belonging to Hezbollah in southern Lebanon.

In addition, Israel faces threats from more distant neighbors, in particular, Iran which has threatened to attack Israel, may be developing nuclear weapons and has targeted cyber-attacks against Israeli entities, and terrorist groups in Yemen, which are threatening to limit the movement of marine shipments to Israel through the Red Sea and led to increased shipping and transport costs.

Many Israeli citizens are obligated to perform annual military reserve duty each year for periods ranging from several days to several weeks until they reach the age of 40 (or older, for reservists who are military officers or who have certain occupations) and, in the event of a military conflict, may be called to active duty. Since October 7, 2023, the Israel Defense Force (IDF) has called up more than 350,000 of its reserve forces to serve. Of our 313 employees in Israel, two members of our management and 19 non-management employees are currently subject to military service in the IDF and have been called to serve. In addition, the family members of many of our Israeli team members are currently serving in the IDF.  Despite the challenging circumstances, our offices in Israel remained open, and operations continued without significant disruption. Our facility in Israel, as well as our key subcontractors and suppliers, are not situated close to the borders between Israel and Gaza and Israel and Lebanon. While there was some initial disruption during the first few days of the war, it was limited and did not significantly affect our manufacturing processes or overall operations. However, we did face challenges related to transportation. The reduction in flights to and from Israel due to the conflict impacted our logistics. Additionally, the Houthi terror attack on shipping routes in the Arab Sea led to increased shipping and transport costs.

The intensity and duration of Israel’s current war and hostilities against Hamas and Hezbollah are difficult to predict, as are such war’s economic implications on our business and operations and on Israel's economy in general.

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

Our business is based mainly on our proprietary technology and related products and services. We establish and protect proprietary rights and technology used in our products by the use of patents, trade secrets, copyrights and trademarks. We also utilize non-disclosure and intellectual property assignment agreements. Because of the rapid technological changes and innovation that characterize the network communications industry (for example – shift to Cloud and 5G Non Terrestrial Networks, or 5G NTN standards), our success will depend in large part on our ability to protect and defend our intellectual property rights. Our actions to protect our proprietary rights in our VSATs, hubs, SSPAs and antennas technology as well as other products may be insufficient to protect our intellectual property rights and prevent others from developing products similar to our products. In addition, the laws of many foreign countries do not protect our intellectual property rights to the same extent as the laws of the U.S., or we may have failed to enter into non-disclosure and intellectual property assignment agreements with certain persons, or the agreements we entered into may be found inadequate or we may encounter difficulties in enforcing our legal or contractual rights. If we are unable to protect our intellectual property, our ability to operate our business and generate expected revenues may be harmed.

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

Regulators globally have adopted privacy regulations and regulations imposing greater obligations and monetary fines for privacy violations. For example, the General Data Protection Regulation, or GDPR, adopted by the European Union and became effective in 2018. The GDPR establishes requirements regarding the handling of personal data, and non-compliance with the GDPR may result in monetary penalties of up to 4% of worldwide revenue. Other examples are the California Consumer Privacy Act, or CCPA, followed by the California Privacy Rights Act, or CPRA, which provides California residents new rights restricting collection, use, and sharing of their “Personal Information”, and the Australian Privacy Act and the Australian Privacy Principles. The Israeli Privacy Protection Regulations of 2017 also impose high penalties and sanctions on violations.  In addition, violation of applicable local privacy laws may entail criminal consequences. The GDPR, CCPA, CPRA and other changes in laws or regulations associated with the enhanced protection of certain types of sensitive data, such as healthcare data or other personal information, could greatly increase our cost of providing our products and services or even prevent us from offering certain services in jurisdictions that we operate. Further, if we fail to comply with the GDPR, CCPA and other privacy regulations applicable to us we may incur high monetary and other penalties, which may have significant adverse effect on our business.

Our board oversees our cybersecurity, disaster recovery and business continuity risk management framework. Our governance oversight of cybersecurity, disaster recovery and business continuity risk management framework may not be effective in mitigating risks and/or losses.

Our board of directors oversees our cybersecurity, disaster recovery and business continuity risk management framework. The board of directors reviews and approves our cybersecurity, disaster recovery and business continuity risk management framework on an annual basis. The board has delegated the primary review of our cybersecurity, disaster recovery and business continuity risk management framework and related policies and procedures to Senior management, which reports and makes recommendations to the board of directors. Senior management is responsible for establishing, implementing, maintaining and testing our policies and procedures related to cybersecurity, disaster recovery and business continuity and provides reports on these matters.

 While we have implemented a cybersecurity, disaster recovery and business continuity risk management framework to mitigate our loss and risk exposure, there is no assurance that such framework will be effective under all circumstances. Failures in our governance oversight of cybersecurity, disaster recovery and business continuity risk management framework could cause us to be more vulnerable to cyber-attacks and disruptions to our systems supporting customer activities, such as our online banking and mobile application which could result in disruptions to our business, result in the disclosure or misuse of confidential proprietary information, damage our reputation, increase our costs and cause losses.

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
•
political and/or economic instability in countries in which we do or desire to do business or where we operate or manufacture our products. Such unexpected changes could have an adverse effect on the gross margin of some of our projects. This includes similar risks from potential or current political and economic instability as well as volatility of foreign currencies in countries such as Israel, Peru, Colombia, Brazil, Russia, Ukraine, certain countries in Eastern Europe and East Asia and other countries in which we will conduct business in the future;

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

We also have significant facilities for research and development and manufacturing of components for our low-profile antennas at a single location in Bulgaria as well as research and development centers in Moldova, Spain and Singapore and research and development, engineering and manufacturing facilities in California. Fire, natural disaster, lockdowns, or any other cause of material disruption in our operations in any of these locations could have a material adverse effect on our business, financial condition and operating results.

Unfavorable global and regional economic, political and health conditions could adversely affect our business, financial condition or results of operations.

Our results of operations could be adversely affected by global or regional economic, political and health conditions. A global financial crisis or global or regional political and economic instability (including changes in inflation, interest rates and overall economic conditions and uncertainties), wars, terrorism (such as, the October 7th terror attack on Israel by Hamas and the war and hostilities that followed between Israel and Hamas and Israel and the Hezbollah), civil unrest, outbreaks of disease (for example, COVID-19), and other unexpected events, such as supply chain constraints or disruptions, could cause extreme volatility, increase our costs and disrupt our business. Business disruptions could include, among others, disruptions to our commercial activities, including due to supply chain or distribution constraints or challenges, as well as temporary closures of our facilities and the facilities of suppliers or contract manufacturers in our supply chain. For example, these macroeconomic factors could affect the ability of our current or potential future manufacturers, sole source or single source suppliers, licensors or licensees to remain in business, or otherwise manufacture or supply components, materials or services relevant to our products. Any failure by any of them to remain in business could affect our ability to manufacture products or meet demand for our products. In addition, if inflation or other factors were to significantly increase our business costs, we may be unable to pass through price increases to our customers. Interest rates and the ability to access credit markets could also adversely affect the ability of our customers to purchase our products.

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

Damage to our public image and reputation could adversely impact our results of operations and financial position.

Our public image and reputation are important to maintaining our strong brands. Our results of operations and financial position could be adversely impacted by a negative perception regarding our products or company practices, positions or public statements, even if unfounded, negative claims and comments in social media or the press or a data breach.

Furthermore, stakeholders are increasingly scrutinizing companies' environmental, social and governance (“ESG”) practices, and stakeholders’ expectations regarding ESG practices are diverse and rapidly changing. We may not be able to align our ESG practices with such evolving expectations within the timeframes expected by stakeholders or without incurring significant costs. In addition, we may not be able to achieve our aspirational goals related to our ESG initiatives, which are and may continue to be impacted by many complexities and variables, such as renewable energy infrastructure and availability, changes to the labor market, a challenging economic environment, changes to our operations, changes to our portfolio of businesses via acquisitions or divestitures, and adjustments to our job levels and managerial headcount. A failure or perceived failure by us in this regard may damage our reputation and adversely impact our results of operations and financial position.

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

Since we operate in several countries, we are impacted by currency exchange rates and fluctuations of various currencies. Although partially mitigated by our hedging activities, we are impacted by currency exchange rates and fluctuations thereof in a number of ways, including the following:

•
A significant portion of our expenses, principally salaries and related personnel expenses, are incurred in NIS, and to a lesser extent, other non-U.S. dollar currencies, whereas the currency we use to report our financial results is the U.S. dollar and a significant portion of our revenue is generated in U.S. dollars. During 2023 and 2022, we witnessed a general trend of revaluation of the U.S. dollar against the NIS. However, during 2021 and 2020, we witnessed an opposite trend, of significant devaluation of the U.S. dollar against the NIS. If we fail to properly hedge our currency exposure, the strengthening of the NIS against the U.S. dollar can considerably increase the U.S. dollar value of our expenses in Israel and our results of operations may be adversely affected.

•
A portion of our international sales is denominated in currencies other than the U.S. dollar, including but not limited to the Euro, Australian Dollar, Israeli Shekel, Peruvian Sol, Russian Ruble, Indian Rupee, Brazilian Real, and the Mexican Peso, therefore we are exposed to the risk of devaluation of such currencies relative to the dollar which could have a negative impact on our revenues.

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

We participate in programs of the Israel Innovation Authority and the Israel Authority for Investments and Development of the Industry and Economy, for which we receive tax and other benefits as well as funding for the development of technologies and products. Our company chose 2011 as the year of election in order to receive tax benefits as a “Benefited Enterprise”. Our period of benefits as a Benefitted Enterprise under the 2011 election expired in 2023. From time to time, the government of Israel has discussed reducing or eliminating the benefits available under such programs, and therefore these benefits may not be available in the future at current levels or at all.

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

In addition, we may be required to commence litigation to protect our intellectual property rights and trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against third party‑ claims of invalidity or infringement. An adverse result of any litigation could force us to pay substantial damages, stop designing, manufacturing, using or selling related products, spend significant resources to develop alternative technologies, discontinue using certain processes, obtain licenses or compensate our customers. We may also not be able to develop alternative technology, and we may not be able to find appropriate licenses on reasonably satisfactory terms. Any such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business, financial condition and operating results.

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

The trading price of our shares as well as the market generally has fluctuated widely in the past and may continue to do so in the future as a result of a number of factors, many of which are outside our control. During the period from January 3, 2023 to March 13, 2024, our ordinary shares traded in a range from $4.51 to a high of $7.16 and the daily trade volume on NASDAQ ranged from 21,100 shares to 658,700 shares. In addition, the stock market has experienced extreme price and volume fluctuations that have affected the market prices of many technology companies, particularly telecommunication and internet related companies, and that have often been unrelated or disproportionate to the operating performance of these companies or stimulated by market rumors. These broad market fluctuations could adversely affect the market price of our shares. In the past, following periods of volatility in the market price of a particular company’s securities, securities class action litigation has often been brought against that company. Securities class action litigation against us could result in substantial costs and a diversion of our management’s attention and resources.

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

U.S. holders of our ordinary shares may face income tax risks. There is a risk that we will be treated as a “passive foreign investment company” in the future. Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of our ordinary shares and would likely cause a reduction in the value of such shares. A foreign corporation will be treated as a PFIC for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income,” or (2) at least 50% of the average value of the corporation’s gross assets produce, or are held for the production of, such types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income”. If we are treated as a PFIC, U.S. Holders of shares (or rights) would be subject to a special adverse U.S. federal income tax regime with respect to the income derived by us, the distributions they receive from us, and the gain, if any, they derive from the sale or other disposition of their ordinary shares (or rights). In particular, any dividends paid by us, if any, would not be treated as “qualified dividend income” eligible for preferential tax rates in the hands of non-corporate U.S. shareholders. We believe that we were not a PFIC for the 2021, 2022 or 2023 taxable years. However, since PFIC status depends upon the composition of our income and the market value of our assets from time to time, there can be no assurance that we will not become a PFIC in any future taxable year. Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of our ordinary shares and would likely cause a reduction in the value of such shares. In particular, any dividends paid by us, if any, would not be treated as “qualified dividend income” eligible for preferential tax rates in the hands of non-corporate U.S. shareholders. U.S. Holders should carefully read Item 10E. “Additional Information – Taxation” for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ordinary shares (or rights).

Future sales of our ordinary shares and the future exercise of options may cause the market price of our ordinary shares to decline and may result in a substantial dilution.

In July 2022, we filed a shelf registration statement with the Securities and Exchange Commission allowing for our issuance and sale of up to $150 million of ordinary shares and other securities. In addition, in the past our significant shareholders sold significant amount of shares. We cannot predict what effect, if any, future sales of our ordinary shares by our significant shareholders, or the availability for future sale of our ordinary shares, including shares issuable upon the exercise of our options, will have on the market price of our ordinary shares.

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

The Phoenix Holdings Ltd., or Phoenix, our largest shareholder, holds approximately 21.05% of our outstanding ordinary shares, and Meitav Investments House Ltd. or Meitav, our second largest shareholders hold approximately 7.58% of our outstanding ordinary shares, respectively. This concentration of ownership of our ordinary shares could delay or prevent mergers, tender offers, or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price for our ordinary shares. This concentration could also accelerate these same transactions in lieu of others depriving shareholders of opportunities. This concentration of ownership may also cause a decrease in the volume of trading or otherwise adversely affect our share price.

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

Risks Related to Our Location in Israel

Political and economic conditions in Israel, including the ongoing war and hostilities between Israel and Hamas Terror Organization and Israel and the Hezbollah Terror Organization in Lebanon, may limit our ability to produce and sell our products. This could have a material adverse effect on our operations and business condition, harm our results of operations and adversely affect our share price.

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

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in extensive deaths, injuries and kidnapping of civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and a military campaign against these terrorist organizations commenced in parallel to their continued rocket and terror attacks. Since the war in Gaza with Hamas commenced, the Israel Defense Force, or the IDF, has called up more than 350,000 of its reserve forces to serve. Two management employees and 19 non-management employees are currently subject to military service in the IDF and have been called to serve. In addition, the family members of many of our Israeli team members were called to serve in the IDF. Our operations could be disrupted by a significant absence of one or more of our key employees or a significant number of other employees.

Following the attack by Hamas on Israel’s southern border, Hezbollah in Lebanon has also launched missile, rocket, and shooting attacks against Israeli military sites, troops, and Israeli towns in northern Israel. In response to these attacks, the Israeli army has carried out a number of targeted strikes on sites belonging to Hezbollah in southern Lebanon.

Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region could negatively affect our business conditions and harm our results of operations.

The intensity and duration of Israel’s current war against Hamas is difficult to predict, as are such war’s economic implications on our business and operations and on Israel's economy in general.

Conflicts in North Africa and the Middle East, including in Syria which borders Israel, have resulted in continued political uncertainty and violence in the region. Efforts to improve Israel’s relationship with the Palestinian Authority have failed to result in a permanent solution, and there have been numerous periods of hostility in recent years. In addition, relations between Israel and Iran continue to be seriously strained, especially with regard to Iran’s nuclear program and Iran has targeted cyber-attacks against Israeli entities. Such instability may affect the economy, could negatively affect business conditions and, therefore, could adversely affect our operations. Furthermore, the ongoing conflict in Yemen, particularly the Houthi rebel group’s attacks on commercial vessels in the Red Sea, presents another layer of risk. These incidents, which have led major shipping companies to avoid the area, could disrupt global trade routes and potentially impact our supply chain or delivery timelines. To date, these matters have not had any material effect on our business and results of operations; however, the regional security situation and worldwide perceptions of it are outside our control and there can be no assurance that these matters will not negatively affect our business, financial condition and results of operations in the future.

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

Furthermore, prior to October 2023, the Israeli government was pursuing extensive changes to Israel’s judicial system. Actual or perceived instability with respect to the current public dispute over changes to the Israeli legal systems or the impact thereof, may individually or in the aggregate adversely affect the Israeli economy and our ability to do business, financial condition, results of operations, growth prospects, and share price.

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

We are a leading global provider of satellite-based broadband communications. We design and manufacture ground-based satellite communications equipment and provide comprehensive solutions and end-to-end services powered by our innovative technology. Our portfolio includes a cloud-based satellite network platform, VSAT terminals, amplifiers, high-speed modems, high-performance on-the-move antennas, high efficiency, high power SSPA amplifiers, BUCs and transceivers. Our comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband internet access, cellular backhaul, enterprise, social inclusion solutions, In-Flight Connectivity, maritime, trains, defense, and public safety, all while meeting stringent service level requirements. We also provide connectivity services, internet access and telephony to enterprise, government and residential customers over networks built using our own equipment and over other networks that we install, mainly based on BOT and BOO contracts. We build telecommunication infrastructure in these projects, typically using fiber-optic and wireless technologies for broadband connectivity. Following the acquisition of DataPath, our newly owned subsidiary, our portfolio also includes defense ground systems, and field services.

Our products are primarily sold to satellite operators, communication service providers, MNOs and system integrators that use satellite communications for their customers and to government organizations and system integrators that use our technology. We are particularly active in the following market sectors: enterprise and government broadband applications; consumer broadband access; cellular connectivity; national telecommunication connectivity; defense and homeland security and mobility applications for air, land and sea. We provide services directly to end-users in various market sectors including in certain countries in Latin America and provide managed network services in certain countries, such as Australia, Peru, Mexico, Philippines and the U.S., over a satellite network owned by a third party. We have 16 sales and support offices worldwide, three network operations centers and six R&D centers.

We shipped our first generation VSAT in 1989 and since then, we have been among the technological leaders in the satellite ground equipment industry. Our continuous investment in research and development has resulted in the development of new and industry leading products and our intellectual property portfolio includes 72 issued patents (54 U.S. and 18 foreign) relating to our VSAT and other systems as well as 9 issued patents in the U.S. relating to our satellite communication on the move antenna solutions and 13 issued patents (3 U.S. and 10 foreign) for our high power SSPAs.

On March 8, 2023, we signed a definitive agreement to acquire 100% of the shares of DataPath, Inc., a US based expert systems integrator in trusted communications for the US DoD Military and Government sectors. We completed the acquisition in November 2023, following the receipt of certain regulatory approvals, including the receipt of clearance of the Committee on Foreign Investment in the United States (CFIUS).

In 2023, 2022 and 2021, our property and equipment purchases amounted to approximately $10.7 million, $12.8 million and $8.9 million, respectively. These amounts do not include the reclassification of inventory to property and equipment and other non-cash purchases made during 2023, 2022 and 2021 in the approximate amounts of $4.5 million, $2.5 million and $2.4 million, respectively.

B.	Business Overview

We are a leading provider of ground-based satellite communications and other network communications solutions and services. We believe in the right of all people to be connected. Our mission is to create and deliver deep technology solutions for satellite, ground and new space connectivity.

We design and manufacture ground-based satellite networking communications equipment, which we sell to our customers either as network components (modems, BUCs, antennas) or as complete network solutions (which include hubs and related terminals and services) or turnkey projects. We develop the equipment that includes commercial VSAT systems, defense and homeland security satellite communications systems, SSPAs, BUCs, transceivers, low-profile antennas, on-the-Move and on-the-Pause terminals and modems. Our equipment is used by satellite operators, service providers, telecommunications operators, MNOs, system integrators, government and defense organizations, large corporations and enterprises. We sell and distribute our products and provide our services internationally in Latin America, Asia, Asia Pacific, North America, Africa, and Europe. In particular, we provide connectivity services, internet access and telephony, to enterprise, government and residential customers over our own networks, built using both our equipment and equipment purchased from other manufacturers in various technologies and over other networks that we install, mainly based on BOT and BOO contracts. We build telecommunication infrastructure in these projects typically using fiber-optic and wireless technologies for broadband connectivity. We also provide NOC services and hub services. Following the acquisition of DataPath, our newly owned subsidiary, our portfolio also includes defense ground systems and field services.

We have diversified revenue streams that result from both sales of products, which include construction of networks, and services. In the year ended December 31, 2023, approximately 65% of our revenues were derived from sales of products and 35% from services. During the same period, we derived 39%, 20% 2% of our revenues from U.S., Peru and Israel, respectively.

Industry Overview

There is a global demand for satellite-based communications solutions for several reasons. Primarily, satellite-based communication is still truly ubiquitous networking solution. Secondly, satellite communications are readily available anywhere as compared to alternative terrestrial communications networks. Lastly, satellite communications solutions offer rapidly deployed secure broadband connectivity and broadband communications on the move.

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

Broadband satellite networks are comprised of ground stations at multiple locations that communicate through a satellite, providing continent-wide wireless connectivity. Satellite broadband networks are used to provide a variety of traffic types such as broadband data, video and voice. The value chain of satellite network services consists of the following main elements: Satellite Manufacturers, Satellite Operators, Ground Equipment Providers, Communication Service Providers (CSPs), System Integrators, and End-users.

Satellite operators provide satellite capacity (a portion of the satellite’s bandwidth and power which is used to establish one or more communication channels). A typical GEO satellite can cover a geographic area the size of the continental U.S. or larger. NGSO satellite constellations are global and can cover most of the earth area. The satellite receives information from the ground station equipment, amplifies it and transmits it back to earth on a different frequency. Satellite operators sell the capacity in a variety of leasing agreements to their customers. Our technology is compatible with GEO and NGSO satellites, C band, Ku‑band and Ka-band  and satellites including, special extended C-band and extended Ku-band satellites. Some of the leading satellite operators are Intelsat, SES, Telesat, Hispasat and Eutelsat.  New and potential large NGSO satellite constellation operators include SES (O3b mPOWER), SpaceX (Starlink), Amazon (Kuiper), Telesat (Lightspeed) and Eutelsat OneWeb.

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

Communication service providers buy equipment from ground equipment providers, install and maintain such equipment, lease capacity from satellite operators and sell a full package of communication services to the end user. Several satellite operators have diversified their portfolio by incorporating managed services, thereby entering direct competition with traditional communication service providers.

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

•
Portability and Mobility – Satellite communications solutions can be mounted on moving platforms for communications on the move or deployed rapidly for communications in fixed locations and then relocated or moved as required.

Given the technological and implementation benefits afforded by satellite communications networks, we believe that the market for satellite communications products and services will continue to grow. According to a 2023 report from Northern Sky Research, or NSR, a leading international telecom market research and consulting firm, the revenue growth for broadband equipment (VSAT, IFC ESA Antennas and RF Chains), is expected to grow at a compounded annual growth rate, or CAGR, of 11% through 2031.

Further, according to a 2023 NSR report, aggregated satellite capacity has grown significantly in recent years and is forecasted to grow further in the coming years. According to the report, the growing availability of satellite capacity has resulted in significant reduction in the cost of satellite capacity.

In addition, satellite communication is an effective solution for mobility, especially for maritime applications and for international flights.

New communications networks that integrate satellites operating in low or medium earth orbits have been launched and additional ones are scheduled to be launched in the coming years and are forecasted to account for a significant portion of the aggregated satellite capacity and of the equipment unit shipments to broadband satellite sites, platforms and subscribers.

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

Rural Telecommunications. The rural telecommunications market is comprised of communities throughout the world that require telephone, and internet access in areas that are unserved or underserved by existing telecommunications services. These communication services are usually provided to the rural population via government subsidized initiatives. This market sector is comprised of “Build Operate” projects, in which governments subsidize the establishment and the operation of a rural network to be served by a satellite, wireless or cellular service provider that is usually selected in a bid process. In other instances, local communications operators have universal service obligations, which require them to serve rural areas lacking terrestrial infrastructure. Some local communications operators elect to fulfill this obligation by hiring third parties in a model known as BOT. In these instances, the network is established and made operational by a third-party service provider, which operates it for a certain period of time and then it is transferred to the operator.

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

Our Competitive Strengths

We are a leading provider of satellite communication and networking products and services. Our competitive strengths include:

Market leadership in large and growing markets. Since our inception, we have sold more than 1.6 million satellite terminals (VSATs) and over 40,000 BUCs, SSPAs and Transceivers and many other products, to customers in approximately 100 countries. Our customer base includes a large number of satellite based‑ communications service providers, system integrators and operators worldwide. In addition, we are one of the largest satellite communications service providers to rural communities in Latin America.

Technology leadership. We have been at the forefront of satellite communications technology and services for over 30 years and continue to be an innovator and developer of new satellite technologies. Our customizable satellite communications technology enables us to provide a wide range of broadband, internet, voice, data and video solutions to our customers. We offer hubs and optimized satellite terminals (VSATs) which can attain a rate of up to 1.5 Gbps. Our product and operations infrastructure are capable of running hubs with greater than 99.8% availability while rolling out thousands of new VSAT site locations each month. In the beginning of 2022, we launched SkyEdge IV – our next generation system for VHTS and NGSO that will join our successful proven SkyEdge product family. SkyEdge IV is targeted as a solution for the latest state-of-the art VHTS Software Defined Satellites, or SDS, that will be launched in the coming decade. SkyEdge IV provides extremely high performance and space segment efficiency. Our product lines are known for their durability and resilience. We provide advanced on-the- move terminals, including all components such as antennas, BUCs and modems. Our low-profile, satellite communications on-the-move solutions antennas provide reliable broadband communications for commercial and defense applications. Our SSPAs provide high performance, even at the extreme end of temperature and environmental performance specifications. X-Architecture, our cloud-based distributed architecture, and our Electronically-Steered Array/Phased Array Antenna, or ESA/PAA, are our leading innovations that, we believe, have positioned us as a leader in providing satellite communications technology. With SkyEdge IV we introduced our next generation Elastix-Architecture that provides substantial improvements in scalability and performance. Our research, development and engineering teams, located in several locations worldwide, enable us to rapidly develop new features and applications. Moreover, by directly serving end-users through our service organizations, we are able to quickly respond to changing market conditions and maintain our position in the market.

Global presence and local support. We have sold our products in over 100 countries on six continents. Our products and services are used by a large and diverse group of customers including some of the largest enterprises in the world, several government agencies and many rural communities. We have 16 sales and service offices worldwide. Through our network of offices, we are able to maintain a two-tier customer support program offering local support offices and a centralized supply facility.

Complementary business lines for turnkey solutions. Our operating segments are able to provide a full turnkey solution to our customers by integrating a diverse range of value-added products and services. Our product and service offerings - satellite communications network equipment, small cell solutions, power amplifiers, low-profile satellite communications on-the-move terminals, antennas, installation, operation and maintenance – provide communication services ranging from broadband, internet, voice, data‑ and video to managed solutions that can be customized and are flexible. Our business model enables us to be attuned to our customers’ needs and to adapt to changing market trends. Our satellite communications-based networks sometimes serve as platforms for the delivery of complete systems, providing versatile solutions for enterprises, government agencies, SMEs, rural communities, SOHOs and consumers.

Diversified revenue streams and customer base. In the year ended December 31, 2023, approximately 65% of our revenues were generated from equipment sales and 35% of our revenues were generated from services. Our equipment sales are generally independent equipment orders that often generate maintenance contracts and additional opportunities for future equipment sales and also include the revenues from the construction phase of large-scale projects. Our service sales are characterized by long-term contracts that provide a recurring revenue base. In the year ended December 31, 2023, our three operating segments, Satellite Networks, Integrated Solutions and Network Infrastructure and Services, accounted for 64%, 17% and 19% of our revenues, respectively.

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

Our Growth Strategy

Our objective is to leverage our technology and services capabilities in order to:

Continue to serve as a key partner of VHTS, HTS and NGSO satellite operators – We intend to continue to serve as a prime partner of VHTS and HTS satellite operators, leveraging our new SkyEdge IV system which is a leading technology in this market (Elastix-Architecture for multi orbit and Software Defined satellites) and our breadth of services to deploy and operate both GEO and NGSO ground-based satellite communication networks.

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

Expand our presence in the defense and on-the-move satcom market - We are increasing our focus on this growing market segment both in the United States and globally. Our acquisition of DataPath Inc. an U.S. based expert systems integrator for the US DoD Military and Government sectors is a realization of this growth strategy. We are also focusing efforts on the emerging opportunities both with products applicable for commercial and defense applications. We increased our investment in this market as we believe its global growth will contribute to our business. We believe that the SkyEdge IV system provides our satellite operator customers an attractive offering for defense and government agencies.

          Provide broadband internet to rural areas in governmental projects – We intend to build on our experience in bringing broadband internet to rural areas in Latin America and Asia and identify additional markets in which to expand.

Our Businesses in 2023

Satellite Networks Segment

Overview

Our Satellite Networks operating segment provides satellite communications network systems and associated professional and in certain instances, managed satellite network services, to satellite operators, governments, Telcos and service providers worldwide. Our operational experience in deploying large networks together with our global network of local offices enables us to work closely and directly with those providers. We provide equipment, solutions and services to the commercial, mobile, government, enterprise, social inclusion solutions and consumer markets. We provide solutions tailored to the requirements of individual industries. Based on our open SkyEdge platform, our solutions provide added value to operators through better performance and integration as well as simpler deployment.

Our SkyEdge product family, including our SkyEdge II-c and SkyEdge IV products, allow us to deliver efficient, reliable and affordable broadband connectivity such as internet, voice, data and video. Both platforms support multiple applications such as Broadband Access, Enterprise connectivity; Cellular Backhaul and Mobility applications.

We also support satellite networking through professional services, training and a full range of turnkey solutions and outsourced network operations. We are also addressing the defense market using our VSAT platforms; Single Channel Per Carrier, or SCPC modems and DataPath, our newly acquired subsidiary that sells into the U.S. department of defense.

Our Antenna systems are a significant element of our offering to the Communication on the Move, or COTM market, and address the COTM land and air markets.

Products and Solutions

SkyEdge family of Network Systems

Our SkyEdge II-c, multi-service hub platforms let service providers support any application in any market. Powered by Gilat's distributed and highly scalable X-Architecture, the cloud-based SkyEdge II-c platform enables efficient and robust ground segment deployment to support single beam or multi-beam satellites.

SkyEdge IV is our next generation multi-service platform built with our new, advanced Elastix-Architecture. SkyEdge IV’s single platform for multi-orbit operation enables deployment on GEO Very High Throughput Satellites (VHTS) as well as Non-GEO Stationary (NGSO) constellations and operates a single and unified multi-orbit network.

          SkyEdge II-c and SkyEdge IV systems support large-scale broadband services for enterprise, cellular backhaul, IFC, maritime and consumer, applications, including fast web browsing, high-speed trunking, video streaming, internet Protocol Television, or IPTV, Voice Over internet Protocol, or VoIP, and other bandwidth-intensive services. Our SkyEdge II-c system and SkyEdge IV system (when fully developed) also support cellular backhauling of 2G, 3G, 4G/ LTE and 5G technologies. The SkyEdge II-c system designed with highest scalability supporting multi satellite - multi beam networks, with any number of gateways and user terminals. The SkyEdge II-c platform supports four VSAT types: Scorpio, Gemini, Capricorn, and Taurus. It includes a unified, centralized network management system, or Total NMS which manages all hub elements at all gateways from a central NOC location and enables the definition of different types of virtual network operators to support different types of business models and services in multiple regions. Enhanced FCAPS functions, or fault-management, configuration, accounting, performance, and security, a network management framework created by the International Organization for Standardization and the electronic machine to machine interface, enable full visibility, control and seamless integration with the operator’s operations support system/ business support system, or OSS/BSS, environment. As part of our road map to support multi-service capabilities and very high speed (up to 1.5 Gbps) services we launched SkyEdge IV which uses a new VSAT platform – Aquarius. Our plan is to gradually support segments that are currently supported by SkyEdge II-c, including mobility, enterprise, cellular backhaul.

Our VSATs provide operational simplicity and reduced operational expenditures. They provide simple VSAT installation that expedites deployment and reduces costs. The VSAT customer premises equipment, or CPE, includes an intuitive graphical user interface that guide the installer step by step through the installation and service activation process.

SkyEdge II-c Gemini is a family of compact high-throughput routers, designed to enable high speed broadband services while meeting cost efficiencies required by residential customers and businesses. Gemini enables fast web browsing, video streaming, IPTV, VoIP, and other bandwidth intensive services. This solution comes in variations for enterprise applications such as retail, banking, automatic teller machines, or ATMs, lotteries and USO/USF government-funded programs aimed to expand broadband connectivity to underserved regions. Some of our Gemini VSATs are planned to also operate on SkyEdge IV in 2024.

SkyEdge II-c Capricorn,  is a family of ultra-high-performance satellite routers that are used for corporate services, 2G/3G/4G/5G cellular backhauling, IP trunks and mobility services. For IP trunks and mobility, Capricorn delivers acceleration and packet-per-second performance that support hundreds of users per VSAT. For LTE cellular backhauling, Capricorn includes our patented (granted in Japan, U.S., China, Belgium, France, Germany and U.K) cellular data acceleration technology that enables full LTE speeds of up to 400Mbps for cellular handheld devices. Some of the Capricorn VSATs are planned to also operate on SkyEdge IV in 2024.

SkyEdge II-c Taurus used for in-flight satellite communication connectivity with simultaneous support for broadband IFC and internet Protocol Television, and is a key component of our Ku and Ka aeronautical satellite communication solution, as our ultra-high-performance aero-modem manager (MODMAN) for in-flight connectivity. Taurus is supported by SkyEdge IV and will allow continuous operations of IFC between the SkyEdge IV and SkyEdge II-c systems. The Taurus-M VSAT address the military market.

SkyEdge IV Aquarius is a new family of VSATs that we plan to introduce which will support higher speeds of up to 1.5 Gbps. The Aquarius VSAT family is based on next generation technology that will support the demands of 5G, and very high speeds for mobility and maritime. It will feature a new capability that will allow roaming between NGSO and GEO networks (for example SES mPOWER and GEO). In line with our plan, we had released in 2023 the Aquarius-Pro (enterprise, mobility and cellular backhaul indoor use), and plan to release in 2024 the Aquarius-Outdoor (enterprise, mobility, cellular backhaul outdoor use), Aquarius-Pro SCPC (SCPC symmetric applications) and Aquarius-E (lower cost enterprise application).

GLT-1000/MLT-1000 –is a modem line of products for SCPC and Multi-Channel Per Carrier, or  MCPC applications. The MLT-1000, constructed in accordance with rigorous military standards, delivers a robust and secure waveform suitable for demanding link conditions in both fixed and mobile applications.

C-Series and Q-Series Portables is a family of man-portable terminal designed and marketed by DataPath Inc. our recently acquired subsidiary, that provides on-the-go reliable, high-performance satellite communication capabilities. The C-Series terminals feature a wide azimuth travel range, continuous duty-cycle high-speed servo drives, antenna control with Ephemeris data ingest, and RF payloads for both LEO and MEO broadband communication constellations. Both feature commercial and governmental (Mil-std-810G) solutions.

DKET 3400 and DKET 3421 Transportable  is a family of Deployable Ku/Ka/X Earth Terminal, or DKET, terminal hubs in the form of a single-skid earth terminal, designed and marketed by DataPath. our recently acquired subsidiary, that provides customers with a multiband transportable hub node that delivers the operational flexibility, capacity, connectivity and control required to ensure success anywhere in the world. The DKET family enables X, Ku and Ka band operation, as scalable modem architecture (up to 32 modems), flexibility to leverage available satellite assets, interchangeability between military and commercial networks, and easy to transport over air, land or sea.

RaySat Antenna Products

RaySat ER7000 maximizes throughput using high-efficiency waveguide panel technology and the antenna’s light weight ensures easy and safe vehicle mounting. It has been widely deployed on trains and large vehicles worldwide.

ESR family of products: ESR 2030 - Electronically-Steered-Antenna  is an ultra-slim (low-profile) antenna for business aviation that operates in LEO constellations.

RaySat’s SR300; BRP 60; BR 71/72 and ER5000. SR 300 and ER 5000 are COTM antennas that are used for commercial defense and government applications. BRP 60, BR71 and BR72 are used for UAV applications.

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

Manufacturing, Customer Support and Warranty

Our products are designed and tested at our facilities in Israel as well as our six other R&D facilities around the world. We outsource a significant portion of the VSAT and hub products manufacturing to third parties. We also work with third-party‑ vendors for the development and manufacture of components integrated into our products, as well as for assembly of components for our products.

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

Customers and Markets

We provide our Satellite Communication solutions mainly to: satellite operators, governments,   Mobile Network Operators, or MNOs, and telecommunication service providers, ISPs, and homeland security and defense agencies. Our customers benefit from:

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

Satellite operators are using our products for VHTS GEO and NGSO satellite networks. In this case our platforms are used for a variety of applications and services. For example – we are providing to SES platforms for GEO and MEO constellations. Our products are used for the IFC and maritime markets.

Governments - Some of the rural communication projects are for government customers. Examples of our rural telecom customers include Telefonica in Peru, and SCT in Mexico. Our platforms are used for projects of social inclusion that are funded by governments.

Mobile Network Operators (MNOs) and Telecommunication Service Providers - MNOs are using our solutions to increase cellular coverage and as a solution for emergency situations. We are a market leader in cellular back-haul for remote 4G base-stations. Service providers serving the rural communications market are typically public telephony and internet operators providing telephony and internet services. In some markets, existing telecom operators are mandated by the government to provide universal services. Providing these services in remote areas is a challenge to these operators, and they sometimes outsource these services to rural telecom service providers.

ISPs - We sell VSAT communications networks and solutions primarily to service providers that mostly serve the enterprise consumers, government agencies and the mobility market. We have hundreds of such customers worldwide.

Enterprise Customers - use our networks for internet access, broadband data, voice and video connectivity and for applications such as credit card authorizations, online banking, corporate intranet, interactive distance learning, lottery transactions, retail point of ‑sale, inventory control and supervisory control and data acquisition, or SCADA, ‑services.

Homeland security and defense agencies – Our products and solutions are used for Homeland security and defense agencies to provide connectivity and control in the net-centric battlefield. That includes VSATs, Modems and Antennas.

          Mobility Solutions & IFC

Our IFC portfolio includes  VSAT network platforms, SkyEdge II-c and SkyEdge IV network systems, high-speed modems (the Taurus family), high performance on-the-move antennas and high efficiency, ESA antenna for commercial aviation for LEO networks; high power SSPAs and BUCs.

Mobility Solutions - Raysat Low-Profile Satellite Communication on the Move Antenna Systems

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

Integrated Solutions Segment

Overview

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

Our Integrated Solutions headquarters, research and development, engineering and manufacturing facilities are located in San Dimas, California, with additional research and development centers in Israel, Singapore and Bulgaria.  The Integrated Solutions product line is manufactured in the San Dimas facility.

Products and Solutions

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

Our product lines include SSPAs in different size and power specifications including for example: Matchbox, PowerStream, Microstream, and Endurance

AeroStream®

The AeroStream® is a state-of-the-art transceiver for challenging inflight satellite communications environments. AeroStream™ products meet RTCA/DO-160G, Boeing, Airbus and ARINC specifications for commercial aircraft as well as MIL-STD requirements for military aircraft. The AeroStream® transceiver has been certified through the  process with the FAA. The AeroStream® incorporates Integrated Solutions next generation Spatial AdvantEdge™ technology to provide high power output with greater efficiency and reliability for airborne satellite communications applications. The AeroStream® transceiver offers all necessary interfaces to work seamlessly with leading modems and Antenna Control Units, or ACUs, to provide a convenient turnkey solution.  We offer fully integrated solutions based on our own technology and components. Our integrated solutions feature the highest standards of reliability and efficiency combining our own VSAT/modems, antennas and BUCs. We leverage our innovative and industry-leading technological capabilities from R&D centers around the world.

Customers and Markets

The Integrated Solutions product line addresses the following applications and markets:

Defense & Government -

Defense - satellite-based airborne and highly secured point-to-point. This market is typically categorized by customers requiring high quality products – at times for mission critical communications in extreme environmental conditions. The satellite terminals (e.g., VSAT, Single Channel Per Carrier, or SCPC) are usually provided to the defense agencies via system integrators and not directly from the power amplifier suppliers.

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

IFC - A high power amplifier is used in conjunction with high-end VSAT terminals for airborne IFC terminals/antennas in commercial and business airplanes. These terminals provide high speed for internet access for passengers and airlines alike.

Gateway - The SSPAs are used for Gateways in large NGSO/GEO constellations where there is a need for very high throughput and high reliability. Terminals/antennas are usually provided via system integrators, or service providers.

Integrated Solutions customers include the U.S. Army, Tampa Microwave, General Dynamics Satcom Mission Systems, SAFRAN, ThinKom, Honeywell International Inc., L-3/Harris, and Hughes Networks System LLC.

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

In September 2021, PRONATEL awarded us a two-year contract for the operation and maintenance of the transport networks that are part of the projects awarded to us in March 2015. In July 2021 PRONATEL awarded us a three-year contract for the operation and maintenance of the transport networks that are part of the project awarded to us in December 2015.

Our Peruvian subsidiary has offices in Lima, Peru as well as in the principal cities in the regions awarded.

Competition

The telecommunications industry operates in a competitive, rapidly changing market. In some cases, our competitors can also be our customers or partners. Accordingly, maintaining an open and cooperative relationship is essential.

In the equipment market, we face competition from providers of satellite communications systems, products and services, such as HNS, ViaSat, ST Engineering iDirect, Comtech; Kratos S&D and a few other smaller providers.

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

Our low-profile on the move antennas compete with products from competitors such as Cobham, Panasonic Corporation, Orbit, GetSat, Steller Blu Solutions, Thinkom, C-Com Satellite Systems Inc., Wiworld Co Ltd., L-3 Harris, SATPRO M&C Tech Co., Ltd. and Tecom. This market is nascent, and not as mature as the satellite communications or satellite services markets.

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

Certain consolidations and acquisitions have occurred during the last few years among key players in the market, such as Intelsat and Gogo, Viasat and RigNet, Viasat and Inmarsat, Eutelsat and OneWeb, and  Hispasat and Axess. These market changes affect the competitive landscape and position Gilat in rivalry with more significant consolidated corporations with comprehensive resources. On the other hand, such changes may lead to new opportunities for our business.

Geographic Distribution of Our Business

The following table sets forth our revenues from operations by geographic area for the periods indicated below as a percent of our total sales:

	Years Ended December 31,
	2023	2022	2021

U.S	39%	40%	34%
Peru	20%	24%	23%
Israel	2%	1%	3%
Other	39%	35%	40%
Total	100%	100%	100%

Environmental, Social and Governance, or ESG, Practices

Social Practices

For over 35 years, we have worked to fulfil our vision to make connectivity accessible and available to individuals, corporations and community institutions in the unserved and underserved regions of the globe, thus bridging the digital divide via satellite communication. As a global company, we are committed to fulfil our vision alongside our commitment to act responsibly considering our community and the world we live in. As part of this commitment we set our guidelines and policies on various subjects, and we are continuously learning and looking at ways to improve our ESG strategy.

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

Clawback Policy. We have adopted a written clawback policy in accordance with the requirements of Nasdaq. A copy of our clawback policy is filed as an exhibit to this Annual Report.

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

Insider Trading Policy

 Our insider trading policy applies to our personnel and personnel of our subsidiaries worldwide, and provides guidelines relating to of improper conduct by anyone that is employed by the company or otherwise associated with our company, with respect to transactions in the securities of, and non-disclosure of information regarding our company and its business. Please also see Item 16J of the Annual Report. A copy of our insider trading policy is filed as an exhibit to this Annual Report.

Anti-Corruption and anti-Bribery Policy.

Our policy prohibiting briary and corruption applies to our directors, officers and employees, and also to our business partners worldwide. We have also adopted anti-corruption guidelines that apply to all our commercial transactions and commitments, including our subsidiaries and officers worldwide.

C.	Organizational Structure

Significant Subsidiaries	Country/State of Incorporation	% Ownership

1. Wavestream Corporation	Delaware (U.S.)	100%
2. Gilat Networks Peru S.A	Peru	100%
3. DataPath Inc.	Georgia (U.S)	100%
4. Gilat Satellite Networks MDC (Moldova)	Moldova	100%
5. Rayasat Bulgaria EOOD	Bulgaria	100%
6. Gilat Satellite Networks Spain, S.L	Spain	100%

D.	Property, Plants and Equipment

Our headquarters are located in a modern office park which we own in Petah Tikva, Israel. This facility consists of approximately 380,000 square feet, a substantial part of which are currently used by us and the remainder is subleased or offered for sublease to third parties.

We have local and Global NOC sites in Australia, Moldova and Peru from which we perform network services and customer support functions.

We own approximately 13,500 square feet of research and development facilities and rent approximately 12,200 square feet of manufacturing facilities in Sofia, Bulgaria, which lease will expire on June 1, 2024 and rent approximately 17,200 square feet in Moldova for research and development, global services and global NOC activities, which lease will expire on December 30, 2026. Our Wavestream subsidiary currently leases approximately 44,972 square feet of office space, research and development and manufacturing facilities in San Dimas CA, USA. The San Dimas lease agreement will expire on October 31, 2024. Our subsidiaries in Peru currently occupy approximately 35,000 square feet of office space, and NOC facilities in Lima, which leases will expire between 2024 and 2026. Our DataPath subsidiary currently leases approximately 108,707  square feet of office, integration and Wearhouse space in Duluth, Georgia, USA. The lease agreement will expire on September 30, 2026. We intend to renew the leases about to expire in 2024. We also maintain facilities and representative offices in other jurisdictions we operate in.

We sold our 55,700 square foot facility in Backnang, Germany in 2022 and sold a 39,823 square foot lot in Sofia, Bulgaria in 2023.

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

Our Company

We are a leading global provider of satellite-based broadband communications. We believe in the right of all people to be connected. Our mission is to create and deliver deep technology solutions for satellite, ground and new space connectivity. We design and manufacture ground-based satellite communications equipment, and provide comprehensive solutions and end-to-end services, powered by our technology. Our portfolio comprises a cloud-based satellite network platform, VSATs, amplifiers, high-speed modems, high performance on-the-move antennas and high efficiency, high power SSPAs, BUCs and Transceivers. Our comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband internet access, cellular backhaul over satellite, enterprise, social inclusion solutions, IFC, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. We also provide connectivity services, internet access and telephony, to enterprise, government and residential customers utilizing both our own networks, and other networks that we install, mainly based on BOT and BOO contracts. We also provide managed network services over VSAT networks owned by others. Following the acquisition of DataPath, our newly owned subsidiary, our portfolio also includes defense ground systems and field services.

          We have a large installed base and have shipped more than 1.6 million satellite terminals spanning over 100 countries since 1989 and currently have hundreds of active networks. We have 16 sales and support offices worldwide, 3 NOCs which provide Global NOC services and 7 R&D centers.

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

•	Satellite Networks

•	Integrated Solutions

•	Network Infrastructure and Services

We concluded that the change in our reporting segments, as described above, does not require goodwill re-assignment.

Recent Events

On March 8, 2023, we signed a definitive agreement to acquire 100% of the shares of DataPath, Inc., a U.S. based expert systems integrator in trusted communications for the US DoD Military and Government sectors. We completed the acquisition in November 2023, following the receipt of certain regulatory approvals, including the receipt of clearance from the Committee on Foreign Investment in the United States (CFIUS).

During the years 2020 and 2021, the COVID-19 pandemic had an adverse effect on our industry and the markets in which we operate. During that time, the COVID-19 outbreak significantly impacted the travel and aviation markets in which our significant Inflight Connectivity, or IFC, customers operate and resulted in a significant reduction of our business with some of these customers. We also experienced postponed and delayed orders in certain other areas of our businesses. Further, the guidance of social distancing, lockdowns, quarantines and the requirements to work from home in various key territories such as Israel, Peru, California, Australia, Bulgaria, China and other countries, in addition to greatly reduced travel globally, resulted in a substantial curtailment of business activities, which affected our ability to conduct fieldwork as well as deliver products and services in the areas where restrictions are implemented by the local government. In addition, certain of our sales and support teams were unable to travel or meet with customers and the pandemic threat has caused operating, manufacturing, supply chain and project development delays and disruptions, labor shortages, travel and shipping disruptions and shutdowns (including as a result of government regulation and prevention measures). As a result, we experienced a significant reduction in business in 2020. The regression of the pandemic since 2021, followed by lifting of travel restrictions and social distancing regulations, led to a recovery in our business. In the twelve months ended December 31, 2023, our revenues were $266 million, compared to $240 million in the comparable period of 2022, and $215 million in the comparable period of 2021.

Against the backdrop of the military conflict of Russia and Ukraine and the rising tensions between the U.S. and other countries, on the one hand, and Russia, on the other hand, major economic sanctions and export controls restrictions on Russia and various Russian entities were imposed by the U.S., European Union and the United Kingdom commencing February 2022, and additional sanctions and restrictions may be imposed in the future. Theses sanctions and restrictions restrict our business in Russia which mainly includes exports to Russia and may delay or prevent us from collecting funds and perform money transfers from Russia. While our business in Russia is of limited in scope, these restrictions are likely to cause a reduction of our sales and financial results.

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

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in extensive deaths, injuries and kidnapping of civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and a military campaign against these terrorist organizations commenced in parallel to their continued rocket and terror attacks. Following the attack by Hamas on Israel’s southern border, Hezbollah in Lebanon has also launched missile, rocket, and shooting attacks against Israeli military sites, troops, and Israeli towns in northern Israel. In response to these attacks, the Israeli army has carried out a number of targeted strikes on sites belonging to Hezbollah in southern Lebanon.

Many Israeli citizens are obligated to perform annual military reserve duty each year for periods ranging from several days to several weeks until they reach the age of 40 (or older, for reservists who are military officers or who have certain occupations) and, in the event of a military conflict, may be called to active duty. Since October 7, 2023, the Israel Defense Force  has called up more than 350,000 of its reserve forces to serve. Of our 313 employees in Israel, two members of our management and 19 non-management employees are currently subject to military service in the IDF and have been called to serve. In addition, the family members of many of our Israeli team members are currently serving in the IDF. Despite the challenging circumstances, our offices in Israel remained open, and operations continued without significant disruption. Our facility in Israel, as well as our key subcontractors and suppliers, are not situated close to the borders between Israel and Gaza and Israel and Lebanon. While there was some initial disruption during the first few days of the war, it was limited and did not significantly affect our manufacturing processes or overall operations. However, we did face challenges related to transportation. The reduction in flights to and from Israel due to the conflict impacted our logistics. Additionally, the Houthi terror attack on shipping routes in the Arab Sea led to increased shipping and transport costs.

The intensity and duration of Israel’s current war and hostilities against Hamas and Hezbollah are difficult to predict, as are such war’s economic implications on our business and operations and on Israel's economy in general.

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

Explanation of Key Income Statement Items

Revenues

We generate revenues mainly from the sale of products (including construction of networks), satellite-based communications networks services and from providing connectivity, internet access and telephony services. We sell our products and services to enterprises, government and residential customers under large-scale contracts that utilize both our own networks and other networks that we install, mainly based on BOT and BOO contracts. These large‑scale contracts sometimes involve the installation of thousands of VSATs or construction of massive fiber-optic and wireless networks. Revenues from sale of products includes mainly the sale of VSATs, hubs, SSPAs, low-profile antennas on-the-move / on-the-pause terminals, and construction and installation of large-scale networks based on BOT and BOO contracts. Sale of services includes access to and communication via satellites (“space segment”), installation of equipment, telephone services, internet services, consulting, on-line network monitoring, network maintenance, field services and repair services. We sell our products primarily through our direct sales force and indirectly through resellers or system integrators.

In 2023, 2022 and 2021, PRONATEL, a customer of our Network Infrastructure and Services operating segment, accounted for 15%, 21%, and 19% of our revenues, respectively. In 2023 a major U.S. and a major European satellite telecommunication companies, customers of our Satellite Networks operating segment, accounted for 15% and 14% of our revenues, (in 2022 and 2021 each of the two accounted for less than 10% of our revenues).

Costs and Operating Expenses

Cost of revenues, for both products and services, primarily includes the cost of system design, equipment, including inventory write-off costs, satellite capacity, salaries, and related costs, allocated overhead costs, depreciation and amortization, customer service, interconnection charges and third-party maintenance and installation.

Our research and development expenses, net of grants received, primarily consist of salaries and related costs, raw materials, subcontractor expenses, related depreciation costs and overhead allocated to research and development activities.

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

Our other operating expenses (income), net, consist primarily of non-recurring incomes and expenses. For further details, see note 14 in our consolidated financial statements, which appear elsewhere in this annual report.

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

Year Ended December 31, 2023 compared to Year Ended December 31, 2022

Revenues. Revenues for the years ended December 31, 2023 and 2022 for our three operating segments were as follows:

	Year Ended			Year Ended
	December 31,			December 31,
	2023	2022		2023	2022
	U.S. dollars in thousands		Percentage change	Percentage of revenues

Satellite Networks	168,527	120,381	40%	64%	50%
Integrated Solutions	46,133	61,376	(25%)	17%	26%
Network Infrastructure & Services	51,430	58,083	(11%)	19%	24%
Total	266,090	239,840	11%	100%	100%

Our total revenues for the years ended December 31, 2023 and 2022 were $266 million and $240 million, respectively. The increase is attributable to increase of $48 million in the Satellite Networks revenues, partially offset by a decreases of $15 and $7 million in the Integrated Solutions and   the Network Infrastructure and Services revenues, respectively.

The increase in Satellite Networks revenues in 2023 is primarily attributable to the continued growth in the IFC and the Cellular Backhaul markets.

The decrease in Integrated Solutions revenues in 2023 is primarily attributable to a transition period between large projects associated with the NGSO market.

The decrease in Network Infrastructure and Services revenues in 2023 is primarily attributable to lower volume of operations revenues (mainly due to delay in delivery of tablets to a social inclusion project) and lower construction revenues.

Gross profit. The gross profits and the gross margins of our three operating segments for the years ended December 31, 2023 and 2022 were as follows:

	Year Ended		Year Ended
	December 31,		December 31,
	2023	2022	2023	2022
	U.S. dollars in thousands		Percentage of revenues
Satellite Networks	88,543	56,918	53%	47%
Integrated Solutions	11,482	17,634	25%	29%
Network Infrastructure & Services	4,920	12,356	10%	21%
Total	104,945	86,908	39%	36%

Our gross profit and gross margin are affected year-to-year by revenue volume, the mix of our products sold, the mix of revenues between products and services, the regions in which we operate, the size of our transactions and the timing of when such transactions are consummated. Moreover, from time to time we may have large-scale projects which can cause material fluctuations in our gross profit. We recognize revenue from the construction performance obligations related to the PRONATEL Regional Projects and other projects using the percentage-of-completion method, and as such any changes to our estimated profits in these projects may cause material fluctuations in our gross profit and gross margin. As such, we are subject to significant year-to-year fluctuations in our gross profit.

Our gross margin increased to 39% in 2023 from 36% in 2022. The increase in our gross margin in the year ended December 31, 2023 is mainly as a result of the following:

•	The increase in the Satellite Networks operating segment is mainly attributable to a favorable deal mix as well as increase in revenue volume.

•	The decrease in the Integrated Solutions operating segment is mainly attributable to lower revenue volume, offset partially by a favorable deal mix.

•	The decrease in the Network Infrastructure and Services operating segment is primarily attributable to higher construction costs, following cost increases and delays.

Operating expenses:

	Year Ended
	December 31,
	2023	2022
	U.S. dollars in thousands			Percentage change

Research and development expenses, net	41,173		35,640	16%
Selling and marketing expenses	25,243		21,694	16%
General and administrative expenses	19,215	*	18,412	4%
Other operating expenses (income), net	(8,771)	*	438
Impairment of held for sale asset	-		771
Total operating expenses	76,860		76,955	(0.1%)

(*) Reclassified.

Research and development expenses, net were incurred by our Satellite Networks and Integrated Solutions segments. Research and development expenses, net increased by approximately $5.5 million in 2023 compared to 2022. The increase in 2023 is mainly related to salaries and benefits related expenses, higher investments in R&D to support our current and future development roadmap and growth, mostly in the Satellite Networks operating segment.

Selling and marketing expenses increased by approximately $3.5 million in the year ended December 31, 2023 compared to the year ended December 31, 2022. The increase in 2023 is mainly related to employees benefits related expenses which is aligned with the growth in our business.

         General and administrative expenses increased by approximately $0.8 million in the year ended December 31, 2023 compared to the year ended December 31, 2022. The increase in 2023 is mainly related to employee benefits related expenses which is aligned with the growth in our business, partially offset by collection of an old bad debt.

          Financial income (expenses), net:

In the years ended December 31, 2023 we had financial income, net of $0.1 million. In the year ended December 31, 2022 we had financial expenses, net of $2.8 million. The change in 2023 is mainly related to exchange rate differences and higher interest income, partially offset by revaluation of an investment in a convertible debt.

            Taxes on income:

Taxes on income are dependent upon where our profits are generated, such as the location and taxation of our subsidiaries as well as changes in deferred tax assets and liabilities and changes in valuation allowance attributable to changes in our profit estimates in different regions. In the year ended December 31, 2023, we had taxes expenses of approximately $4.7 million compared to approximately $13.1 million in the year ended December 31, 2022. The decrease in 2023 is mainly due to a one-time tax expense of $12.9 million that was recorded in 2022 with respect to historical trapped earnings, after we elected to take advantage of the temporary Israeli tax relief in 2022 and paid a reduced tax rate to allow distribution of dividends or acquisitions without additional corporate tax liability in the future (see also note 12 to the consolidated financial statements).

For a discussion of our results of operations for the year ended December 31, 2022, including a year-to-year comparison between 2022 and 2021, refer to Item 5. “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 13, 2023.

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

Conditions in Israel

We are organized under the laws of the State of Israel, where we also maintain our headquarters and a material portion of our laboratory capacity and principal research and development facilities. See Item 3.D. “Key Information – Risk Factors – Risks Related to Our Location in Israel” for a description of governmental, economic, fiscal, monetary or political factors that have materially affected or could materially affect our operations.

Impact of Inflation and Currency Fluctuations

While most of our sales and service contracts are denominated in U.S. dollars or are linked to the U.S. dollar and most of our expenses are in U.S. dollars and NIS, portions of our projects in Latin America as well as our operations in Australia, Asia and Europe are linked to their respective local currencies. The foreign exchange risks are often significant due to fluctuations in local currencies relative to the U.S. dollar.

The influence on the U.S. dollar cost of our operations in Israel relates primarily to the cost of salaries in Israel, which are paid in NIS and constitute a substantial portion of our expenses in NIS. In 2023, the U.S. dollar appreciated in relation to the NIS at a rate of 3%, from NIS 3.52 per $1 on December 31, 2022 to NIS 3.63 per $1 on December 31, 2023. In 2023 and 2022, we entered into hedging agreements, to cover certain of our NIS to U.S. dollar exchange rate exposures (see ITEM 11 to this report).

The annual rate of inflation in Israel was 3.0% in 2023 and 5.3% in 2022.

Our monetary balances that are not linked to the U.S. dollar impacted our financial expenses during the 2023 and 2022 periods, resulting in an approximately $35 thousands and $2 million loss respectively. This is due to fluctuations in currency rates in certain regions in which we do business, mainly in Latin America, Australia, Asia and Europe. There can be no assurance that our results of operations will not be materially adversely affected by other currency fluctuations in the future.

Recently Issued Accounting Pronouncements

Please refer to “Summary of Significant Accounting Policies” in Note 2 of our consolidated financial statements included elsewhere in this annual report for more information.

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

As of December 31, 2023 and 2022, we had cash and cash equivalents and restricted cash of $104.8 million and $87.1 million, respectively. We believe that our working capital is sufficient for our present requirements.

As of December 31, 2023, our newly acquired subsidiary’s,  DataPath, debt was approximately $9.5 million, comprised of long-term loan of $2.0 million and short-term loan of $7.5 million. The short-term loan consists of a $12 million revolving credit facility agreement with a U.S. based bank, which bears interest of U.S. prime plus 2.25%. The long-term loan consists of a loan received from DataPath’s former shareholders and which bears interest of 14%. As of December 31, 2022, we had no bank loans.

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

The aggregate amount of the bank guarantees outstanding to secure our various obligations, issued on our behalf mainly by HSBC and FIBI as of December 31, 2023, was approximately $88.9 million, including an aggregate of approximately $84.5 million on behalf of our subsidiaries in Peru. In order to secure these guarantees we provided a floating charge on our assets as well as other pledges, including a fixed pledge, on certain assets and property. In addition, we have approximately $0.8 million of restricted cash to secure some of those guarantees.

Under the arrangements with HSBS and FIBI, we are required to observe certain conditions. As of December 31, 2023, we follow these conditions. Our credit and guarantee agreements also contain various restrictions and limitations that may impact us. These restrictions and limitations relate to incurrence of indebtedness, contingent obligations, negative pledges, liens, mergers and acquisitions, change of control, asset sales, dividends and distributions, redemption or repurchase of equity interests and certain debt payments. The agreements also stipulate a floating charge on our assets to secure the fulfillment of our obligations to FIBI and HSBC as well as other pledges, including a fixed pledge, on certain assets and property.

The following table summarizes our cash flows for the periods presented:

	Years Ended December 31,
	2023	2022	2021
	U.S. dollars in thousands
Net cash provided by operating activities	31,944	10,814	18,903
Net cash used in investing activities	(12,685)	(8,164)	(11,092)
Net cash used in financing activities	(1,590)	-	(39,003)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(63)	32	(303)
Net increase (decrease) in cash, cash equivalents and restricted cash	17,606	2,682	(31,495)
Cash, cash equivalents and restricted cash at beginning of the period	87,145	84,463	115,958
Cash, cash equivalents and restricted cash at end of the period	104,751	87,145	84,463

Our cash, cash equivalents and restricted cash increased by approximately $17.6 million during the year ended December 31, 2023 primarily as a result of the following:

Operating activities. Cash provided by our operating activities was approximately $31.9 million in 2023 compared to approximately $10.8 million in 2022. The increase is mainly attributable to the change in working capital in the Satellite Networks operating segment.

Investing activities. Cash used in investing activities was approximately $12.7 million in 2023 compared to approximately $8.2 million in 2022. The change is mainly attributable to the acquisition of DataPath.

Financing activities. Cash used in financing activities was approximately $1.6 million in 2023, which reflects repayment of a short-term loan, while in 2022 we did not use cash for our financing activities.

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

We conduct our research and development activities in Israel, Bulgaria, Moldova, the U.S. (California and Georgia) and Singapore. Our facilities in Israel and Moldova focus on research and development of VSATs, baseband equipment and network management. Our Bulgarian center focuses on developments related to our Satellite Communication on-the-move antennas, or SOTM antennas and development of VSATs and baseband equipment. Our facilities in California and Singapore focus on the design and development of BUCs, SSPAs and Transceivers. Our facility in Georgia, U.S. focuses on development of DataPath’s satellite communication portable and transportable solutions.

We have devoted significant research and development resources over the last few years to the development of our SkyEdge family of products, including development of our own proprietary hardware platforms for both baseband equipment and software. In 2023, we invested heavily in improving space spectral efficiency, including release of the new VSAT platform supporting advanced coding schemas, in developing new enhanced functionality for IFC application and global bandwidth management. We continued to invest in optimizing solutions for cellular backhaul and other applications, improving throughput, supported security and resilience. We develop our own network software as well as software for our VSATs. We have made a significant investment in a new modular product architecture involving hot-swappable RF amplifier modules, power supply modules and block up conversion modules for military and commercial teleport providers. This architecture will allow us to mix and match components for faster system product development and better supply chain resilience.

In 2023, we also invested in the development of our Electronically Steerable Antennas, or ESA, for IFC applications. In addition, we invested in the development of SatCom terminals for UAVs.

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

We also participate in joint programs with academic institutions, which are partially funded by the Israeli Innovation Authority. In the event of a commercial use of specific academic knowledge, we are obligated to pay the academic institution royalties from the revenues derived from products developed within the framework of such programs.

The following table sets forth, for the years indicated, our gross research and development expenses, the portion of such expenses which was funded mainly by non-royalty bearing grants and the net expenses of our research and development activities:

	Years Ended December 31,
	2023	2022	2021
	(U.S. dollars in thousands)
Gross research and development expenses	42,216	36,281	33,031

Grants	(1,043)	(641)	(1,695)

Net research and development expenses	41,173	35,640	31,336

D.	Trend Information

The satellite communications industry is moving toward HTS, VHTS and NGSO technologies that employ multi-orbit, multi-beam transmission for more efficient use of space segment and better performance. New satellite constellations of MEO and LEO (both considered NGSO) are being launched and scheduled to be launched in the coming years. With the scheduled launches of numerous HTS, VHTS and NGSO satellites, we believe that the development of products using this technology for the different satellites and constellations will be an important competitive factor in the satellite communications market. We are continuing our efforts to enhance our current products and develop new ones to support this technology's advantages.

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

We continue to focus on the mobility trend which has been driven by the projected growth of mobility applications, especially on airplanes, trains and seagoing vessels, as well as defense-related applications. We are focused on being the partner of choice to satellite operators that will select our SkyEdge IV platform as a multi-service system. The dynamics of the market is that a few suppliers will dominate the VHTS and NGSO markets and we want to be a leading supplier. Our technology is software centric and allows pay as you grow models based on software licenses. Our systems are scalable in an efficient manner and thus allowing our customers demand-based growth. As satellite operators are also becoming service providers, we see them as our partners and go to market channels. Accordingly, we offer them end-to-end project management; flexibility in customizing their systems and help them manage their networks.

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

During the years 2020 and 2021 the COVID-19 pandemic had an adverse effect on our industry and the markets in which we operate. During that time, the COVID-19 outbreak had significantly impacted the travel and aviation markets in which our significant Inflight Connectivity, or IFC, customers operate and had resulted in a significant reduction of our business with some of these customers. We had also experienced postponed and delayed orders in certain other areas of our businesses. Further, the guidance of social distancing, lockdowns, quarantines and the requirements to work from home in various key territories such as Israel, Peru, California, Australia, Bulgaria, China and other countries, in addition to greatly reduced travel globally, had  resulted in a substantial curtailment of business activities, which had affected our ability to conduct fieldwork as well as deliver products and services in the areas where restrictions are implemented by the local government. In addition, certain of our sales and support teams were unable to travel or meet with customers and the pandemic threat has caused operating, manufacturing, supply chain and project development delays and disruptions, labor shortages, travel and shipping disruptions and shutdowns (including as a result of government regulation and prevention measures). As a result, we experienced a significant reduction in business in 2020. The regression of the pandemic during 2021 till 2023, followed by lifting of travel restrictions and social distancing regulations, led to a recovery in our business. In the twelve months ended December 31, 2023, our revenue was $266 million, compared to $240 million in the comparable period of 2022, and $215 million in the comparable period of 2021.

Amid the military conflict of Russia and Ukraine, major economic sanctions and export controls restrictions were imposed on Russia and various Russian entities by the U.S., European Union and the United Kingdom. Theses sanctions and restrictions will, most likely, restrict our business in Russia which mainly includes exports to Russia and may delay or prevent us from collecting funds and perform money transfers from Russia.

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

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in extensive deaths, injuries and kidnapping of civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and a military campaign against these terrorist organizations commenced in parallel to their continued rocket and terror attacks. Following the attack by Hamas on Israel’s southern border, Hezbollah in Lebanon has also launched missile, rocket, and shooting attacks against Israeli military sites, troops, and Israeli towns in northern Israel. In response to these attacks, the Israeli army has carried out a number of targeted strikes on sites belonging to Hezbollah in southern Lebanon.

Many Israeli citizens are obligated to perform annual military reserve duty each year for periods ranging from several days to several weeks until they reach the age of 40 (or older, for reservists who are military officers or who have certain occupations) and, in the event of a military conflict, may be called to active duty. Since October 7, 2023, the Israel Defense Force has called up more than 350,000 of its reserve forces to serve. Of our 313 employees in Israel, two members of our management and 19 non-management employees are currently subject to military service in the IDF and have been called to serve. In addition, the family members of many of our Israeli team members are currently serving in the IDF. Despite the challenging circumstances, our offices in Israel remained open, and operations continued without significant disruption. Our facility in Israel, as well as our key subcontractors and suppliers, are not situated close to the borders between Israel and Gaza and Israel and Lebanon. While there was some initial disruption during the first few days of the war, it was limited and did not significantly affect our manufacturing processes or overall operations. However, we did face challenges related to transportation. The reduction in flights to and from Israel due to the conflict impacted our logistics. Additionally, the Houthi terror attack on shipping routes in the Arab Sea led to increased shipping and transport costs.

The intensity and duration of Israel’s current war and hostilities against Hamas and Hezbollah are difficult to predict, as are such war’s economic implications on our business and operations and on Israel's economy in general.

E.	Critical Accounting Estimates

The preparation of the consolidated financial statements in conformity with U.S. Generally Accepted Accounting Principles (U.S. GAAP) requires us to make estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Main areas that require significant estimates and assumptions by us include contract costs, revenues (including variable consideration, determination of contracts duration, establishing stand-alone selling price for performance obligations) and profits or losses, application of percentage-of-completion accounting, provisions for uncollectible receivables and customer claims, impairment of inventories, impairment and useful life of long-lived assets, goodwill impairment, valuation allowance in respect of deferred tax assets, uncertain tax positions, accruals for estimated liabilities, including litigation and insurance reserves, contingent considerations and intangibles from business combination transaction and stock-based compensation. We base our estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

           We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of the financial information included in this annual report.

Revenues. We generate revenue mainly from the sale of products (including construction of networks), satellite-based communications networks services and from providing connectivity, internet access and telephony services. We sell our products and services to enterprises, government and residential customers under large-scale contracts that utilize both our networks and other networks that we install, mainly based on BOT and BOO contracts. These large-scale contracts sometimes involve the installation of thousands of VSATs or construction of massive fiber-optic and wireless networks. Revenues from sale of products includes mainly the sale of VSATs, hubs, SSPAs, low-profile antennas, on-the-move/on-the-pause terminals, and construction and installation of large-scale networks based on BOT and BOO contracts. Sale of services includes access to and communication via satellites (“space segment”), installation of equipment, telephone services, internet services, consulting, on-line network monitoring, network maintenance, field services and repair services. We sell our products primarily through our direct sales force and indirectly through resellers or system integrators.

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

Revenues from long-term contracts under which we provide significant construction to the customer's specifications and networks operation and maintenance (mostly governmental projects) are generally recognized over time because of continuous transfer of control to the customer. Specifically, these contracts include construction performance obligations, for which this continuous transfer of control to the customer is based on the fact that our performance creates or enhances an asset that the customer controls as the asset is created or enhanced according to ASC 606. We generally use the cost-to-cost measure of progress for these construction performance obligations because it best depicts the transfer of control to the customer, which occurs as costs are incurred on the contracts. In the years ended December 31, 2023, 2022 and 2021, we recognized revenues from these construction performance obligations in the amount of $12.9 million, $16.2 million and $23.0 million, respectively, which are presented under Network Infrastructure and Services operating segment.

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

Under the typical payment terms of the contracts under which continuous transfer of control to the customer occurs as described above, the customer pays us milestones-based payments. This may result in revenues recognized in excess of billings and is presented as part of contract assets on the consolidated balance sheets. In addition, we typically receive interim payments as work progresses, although for some contracts, we may be entitled to receive an advance payment. We recognize a liability for these payments in excess of the revenue recognized and present it as liabilities on the consolidated balance sheets. The advance payment typically is not considered a significant financing component.

In addition, we have elected to apply the practical expedient for financing component for transactions in which the difference between the payment date and the revenue recognition timing is up to 12 months.

Amounts recognized as revenue and which we have an unconditional right to receive are classified as trade receivables in the consolidated balance sheets.

A contract asset is recorded when revenues are recognized in advance of our right to receive consideration.

Deferred revenue and advances from customers are recorded when we receive payments from customers before performance obligations have been performed. Deferred revenue is recognized as revenues as (or when) we perform the performance obligation under the contract.

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

In accordance with ASC 740, "Income Taxes" ("ASC 740"). ASC 740 prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between the financial reporting and the tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that a portion or all of the deferred tax assets will not be realized. Our judgments regarding future taxable income may change due to changes in market conditions, changes in tax laws, tax planning strategies or other factors. Moreover, given the current macro-economic environment and the uncertainties regarding the hostilities and military situation in Israel on our business, there can be no assurance that our estimates and assumptions will prove to be accurate predictions of the future. If our assumptions and consequently our estimates change in the future, the valuation allowances we have established may be increased or decreased, resulting in a respective increase or decrease in income tax expense.

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

We classify interest and penalties on income taxes (which includes uncertain tax positions) as taxes on income.

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

Inventory Valuation. We are required to state our inventories at the lower of cost or net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Inventory write-offs are provided to cover risks arising from slow-moving items, excess inventories, discontinued products, new products introduction and for market prices lower than cost. Any write-off is recognized in our consolidated statements of income (loss) as cost of revenues. In addition, if required, we record a liability for firm non-cancelable and unconditional purchase commitments with contract manufacturers for quantities in excess of our future demands forecast consistent with our valuation of excess and obsolete inventory.

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

Goodwill. Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired. Under ASC 350 “Intangibles - Goodwill and Others”, or ASC 350, goodwill is not amortized, but rather is subject to an annual impairment test. Goodwill is tested for impairment at the reporting unit level by comparing the fair value of the reporting unit with its carrying value. We perform our annual impairment analysis of goodwill in the fourth quarter of the year and whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. We first assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. If the qualitative assessment does not result in a more likely than not indication of impairment, no further impairment testing is required. If we elect not to use this option, or if we determine that it is more likely than not that the fair value of a reporting unit is less than its carrying value, then we prepare a quantitative analysis to determine whether the carrying value of reporting unit exceeds its estimated fair value. If the carrying value of a reporting unit exceeds its estimated fair value, we recognize an impairment of goodwill for the amount of this excess.

In the years ended December 31, 2023, 2022 and 2021 we performed assessments to continue to support our conclusion that no impairment of goodwill was required for any of our reporting units.

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

Business combination. Accounting for business combination requires us to make significant estimates and assumptions in determining the fair value of contingent consideration that is part of the consideration transferred and the fair values of assets acquired and liabilities assumed, especially with respect to intangible assets. Critical estimates in valuing the acquired intangible assets and the contingent consideration include, but are not limited to, projected revenues and results in the forecasted years, discount rate etc. Although we believe the assumptions and estimates we have made in the past have been reasonable and appropriate, they are based, in part, on historical experience and information obtained from management of the acquired companies and are inherently uncertain. For further details, see notes 2, 17 and 18 in our consolidated financial statements, which appear elsewhere in this annual report.

ITEM 6:	DIRECTORS AND SENIOR MANAGEMENT

A.	Directors and Senior Management

The following table sets forth the name, age, position(s), and a brief account of the business experience of each of the directors and executive officers as of March 13, 2024:

Name	Age	Position
Amiram Boehm	52	Chairman of the Board of Directors
Adi Sfadia	53	Chief Executive Officer
Ronit Zalman Malach (3)(4)	57	Director
Amir Ofek	47	Director
Aylon (Lonny) Rafaeli (1) (2)(4)	70	Director
Dafna Sharir (1)(4)	56	Director
Elyezer Shkedy (1)(2)(4)(5)	66	Director
Ami Shafran (1)(2)(4)(5)	69	Director
Gil Benyamini	50	Chief Financial Officer
Ron Levin	48	Chief Commercial Officer
Gilad Landsberg	44	Chief Operating Officer
Lior Moyal	46	Chief People Officer
Hagay Katz	64	Chief Product and Marketing Officer
Aharon Mullokandov	40	Senior Vice President of Research & Development
Doron Kerbel	52	General Counsel & Company Secretary
Roni Stoleru	53	Senior Vice President Corporate Business Development

(1)	Member of our Audit Committee.
(2)	Member of our Compensation Committee.
(3)	“Independent Director” under the applicable NASDAQ Marketplace Rules (see explanation below)
(4)	“Independent Director” under the applicable NASDAQ Marketplace Rules and the applicable rules of the SEC (see explanation below)
(5)	“External Director” as required by Israel’s Companies Law (see explanation below)

Amiram Boehm has served on our Board of Directors since December 2012 and as Chairman of the Board since March 2023. Since 2004 and until November 2022, Mr. Boehm had been a Partner in the FIMI Opportunity Funds, Israel’s largest group of private equity funds, since 2004. On February 2023, Mr. Boehm was appointed as Chairman of the Board of BrainsWay Ltd. (NASADQ and TASE). While he was a Partner in the FIMI Opportunity, Mr. Boehm served as the Chairman of the Board of  director of DelekSon Ltd. and a director at, Hadera Paper Ltd. (TASE), Rekah Pharmaceuticals Ltd (TASE), KAMADA Ltd. (NASDAQ and TASE), TAT Technologies Ltd. (NASDAQ and TASE), PCB Technologies Ltd. (TASE), and Galam Ltd. Mr. Boehm previously served as the Managing Partner and Chief Executive Officer of FITE GP (2004), and as a director among others of Ormat Technologies Inc. (NYSE, TASE), Scope Metal Trading, Ltd. (TASE), Inter Industries, Ltd. (TASE), NOVOLOG (Pharm-Up 1966) Ltd. (TASE), Global Wire Ltd. (TASE), Telkoor Telecom Ltd. (TASE), Dimar Cutting Tools Ltd and Solbar Industries Ltd. (previously traded on the TASE). Prior to joining FIMI, from 1999 until 2004, Mr. Boehm served as Head of Research of Discount Capital Markets, the investment arm of Israel Discount Bank. Mr. Boehm holds a B.A. degree in Economics and a LL.B. degree from Tel Aviv University, Israel and a Joint M.B.A. degree from Northwestern University and Tel Aviv University, Israel.

Adi Sfadia has served as our Chief Executive Officer since November 2020. Prior to that, Mr. Sfadia served as Interim Chief Executive Officer from July 2020 and as our Chief Financial Officer since November 2015. Prior to joining Gilat, Mr. Sfadia served as CFO of Starhome Ltd., a  Fortissimo Capital owned company, from January 2013. From 2008 to 2013, Mr. Sfadia served as CFO of Radvision Ltd. (previously traded on NASDAQ and TASE). From 2004 until 2008, Mr. Sfadia served as Radvision’s Corporate Controller and Vice President of Finance. Prior to that, Mr. Sfadia served in several senior financial positions in Israeli companies, where he gained wide financial and managerial experience. Mr. Sfadia served five years in a public accounting firm Kost Forer Gabbay & Kasierer, a member of EY Global. Mr. Sfadia holds a B.A. degree in Business Administration and an M.B.A. degree (magna cum laude) from The College of Management in Tel Aviv and Rishon Lezion, and is a Certified Public Accountant in Israel.

Ronit Zalman Malach has served on our Board of Directors since September 2022. Ms. Malach has more than 20 years of professional experience in finance. Ms. Malach serves from August 2022 as the CFO of Isracard Ltd. (TASE), and from 2019 to 2022 served as a CFO of Mekorot National Water Company Ltd., Between 2017 and 2019, Ms. Malach served as CFO and CRO at IMI Systems Ltd. Ms. Malach served as a director of Clalit Health Care, from 2019 until August 2022. Ms. Malach served as an external director of G. Willi-Food Investments Ltd. (NASDAQ) between 2016 and 2019 and served as an external director of Meitav Dash Pension and Provident Ltd. (TASE), between 2017 and 2019. Between 2005 and 2016, Ms. Malach served in various financial management positions in Clal Insurance Group (TASE), including acting as deputy CEO and CFO. Ms. Malach holds a B.A. degree in Economics and Accounting from Tel Aviv University, Israel and a M.B.A. degree in Finance from Bar Ilan University, Israel.

Amir Ofek has served on our Board of Directors since June 2023, and previously from 2014 to 2019. Mr. Ofek has more than 20 years of professional experience in management and board positions in technology-based companies. Since 2021, Mr. Ofek serves as CEO of AxoniusX, an Axonius’ company. Prior to that, between 2019 and 2021, Mr. Ofek was the CEO of Alcide IO Ltd. (acquired by Rapid7 Inc. – NASDAQ: RPD), prior to that, between 2016 and 2019 Mr. Ofek served as the CEO of CyberInt Ltd. Before, Mr. Ofek held various leadership positions at Amdocs Ltd. (NASDAQ: DOX) and Elbit Systems Ltd. (NASDAQ and TASE: ESLT). Mr. Ofek was a Captain in the IDF 8200 Unit and holds a BSc. (Cum Laude) in IT Engineering from the Technion and an MBA from INSEAD.

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

Major General (ret.) Elyezer Shkedy, has served on our Board of Directors since June 2017. Mr. Shkedy is a business development manager and consultant. From January 2010 to March 2014, Mr. Shkedy was the Chief Executive Officer of El-Al Israel Airlines. Prior to joining El-Al, Mr. Shkedy served as Commander of the Israeli Air Force, from April 2004 until May 2008, after a long career as a fighter pilot and moving up through several command positions in the Israeli Air Force. Mr. Shkedy serves as an outside director in Ashtrom Group Ltd. (TASE), and is a member of managing boards at several other non-profit companies and organizations. Previously, in 2018- 2019, Mr. Shkedy served as board member in Paz Oil Company, Ltd. (TASE), and between 2015 – 2020 served as chairman of the board (pro bono) at Osim Shinui Shamaym Vearetz Ltd., a company for a public cause. Mr. Shkedy holds an M.A. degree (with distinction) in Systems Management from NPS, the Naval Postgraduate School in Monterey, California, U.S. and a B.Sc. degree in Mathematics and Computer Science (with distinction) from Ben Gurion University in Israel.

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

Ron Levin has served as our Chief Commercial Officer since March 2023. Previously, Mr. Levin served as Chief Operation Officer since August 2021 and as Vice President, Mobility and Global Accounts since 2016. Prior to joining Gilat, he headed Strategic Sales at ECI Telecom, a leading telecom equipment provider. Previously, Mr. Levin headed product management at Jungo Software Technologies, a software company of home and small business gateways, which was later acquired by NDS and Cisco. Mr. Levin holds a M.Sc. degree in Management from the University of Tel Aviv and a B.Sc. degree in Computer Engineering from the Technion, Israel Institute of Technology, in Israel.

Gilad Landsberg has served as our Chief Operations Officer since June 2023. Mr. Landsberg is a multi-dimensional executive with over 20 years of business, technical and management experience. Previously, Mr. Landsberg spent three years as Vice President, Head of the Tactical & MALE UAS Division of Aeronautics Ltd., a world leader in designing, developing and manufacturing Unmanned Aerial Systems (UAS) for the global defense and HLS markets.  Previously Mr. Landsberg spent over 15 years at RAFAEL Advanced Defense Systems Ltd., in various leadership roles, among others, Director, Head of a Business Unit. Mr. Landsberg holds a B.S.c degree in Industrial and Management Engineering, specializing in Information Technology from the Technion, Israel Institute of Technology, Israel.

Lior Moyal has served as our Chief People Officer since July 2020. Prior to that and since March 2017, Ms. Moyal served as Director of Human Resources of Wavestream, our US subsidiary, and before that, as our Global Organization Development Manager & HR Business Partner since January 2016. Prior to joining Gilat, Ms. Moyal was HR Business Lead at Amdocs after serving in several positions since 2002 and served as a Human Capital Captain in the IDF before that. Ms. Moyal holds an M.A. degree in Organization Development from the Polytechnic University Israeli Branch and B.A. degree in Social Science from the Open University.

Hagay Katz has served as our Chief Product and Marketing Officer since August 2021. Prior to that and since 2017, Mr. Katz served as VP Strategic Accounts - Cyber Security at Allot Communications (NASDAQ – ALLT). Previously he served as our Head of the VSAT Line of Business. Earlier in his career, Mr. Katz held senior positions in Sales, Marketing and Product Management at Modu Mobile, PacketLight Networks, which he co-founded and Telstra Research Laboratories. Mr. Katz started his career in an elite technology unit of the IDF and is the co-author of nine granted patents. Mr. Katz holds B.Sc. and M.Sc. degrees in Electronic Engineering from Tel-Aviv University and an M.B.A. degree from Monash University.

Aharon Mullokandov has served as our Senior Vice President Research and Development since May, 2022. Prior to joining Gilat, Mr. Mullokandov served as Vice President Global R&D Cyber Security at Allot Communications (Nasdaq – ALLT) and previously served as Assistant Vice President, Global Program Development. Before joining Allot, Mr. Mullokandov was the Head of Global Customer Service at Here Mobility. Prior thereto, Mr. Mullokandov served as the Head of the Drive Division at Servotronix Motion Control. Mr. Mullokandov began his career at Gilat, serving in many different positions over a nine-year period including Assistant Vice President, Global Cloud Operations Services, R&D Director, Global QA and System Engineering. Mr. Mullokandov holds a Bachelor of Science (B.Sc.) degree in Electrical, Electronics and Communications Engineering from Ariel University.

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

Rony Stoleru has served as our Senior Vice President, Corporate Business Development since August 2023. Mr. Stoleru joined Gilat over 24 years ago. Prior to his role as Senior Vice President, Mr. Stoleru held a variety of senior positions in product management, technical marketing, sales and corporate business development. Before joining Gilat, Mr. Stoleru served as an officer in the Israeli Air-Force (IAF), working as a Project Officer in RAFAEL Advanced Defense Systems Ltd. Mr. Stoleru holds a Master of Business Administration degree with a major in Information Systems and Technologies Management from Tel Aviv University, Israel and a Bachelor of Science, Electrical Engineering from Ben Gurion University, Israel.

Board Diversity

Nasdaq’s Board Diversity Rule is a disclosure standard designed to encourage a minimum board diversity objective for companies and provide stakeholders with consistent, comparable disclosures concerning a company’s current board composition. This rule requires companies listed on the Nasdaq exchange to: (1) publicly disclose board-level diversity statistics using a standardized template; and (2) have or explain why they do not have at least two diverse directors. For companies listed on Nasdaq prior to August 6, 2021, a board must include at least one diverse director by August 7, 2023, and at least two diverse directors by either August 6, 2025 (if listed as a “Nasdaq Global Select or Global Markets” company) or August 6, 2026 (if listed as a “Nasdaq Capital Market” company). The required annual disclosure is made in the form of the “Board Diversity Matrix” established by the Rule.

Our current board composition is reflected in the following matrix:

Board Diversity Matrix (As of March 20, 2024)
Country of Principal Executive Offices:	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	7
	Female	Male	Non-binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ	0
Did Not Disclose Demographic Background	0
Directors with Disabilities	0

As a foreign issuer subject to the added flexibility provided under Nasdaq’s Board Diversity Rule, we currently meet the diversity objectives promulgated under this rule by having two female directors, as reflected in the above matrix.

B.	Compensation of Directors and Officers

The following table sets forth the aggregate compensation paid to or accrued on behalf of all of our directors and officers as a group for the year ended December 31, 2023:

	Salaries, Fees, Directors’ Fees, Commissions and Bonuses (1)	Amounts Set Aside for Pension, Retirement and Similar Benefits
All directors and officers as a group (18 persons) (2)	$5,080,792	$423,384

(1)
Includes bonuses and equity-based compensation accrued in 2023, but does not include business travel, professional and business association dues and expenses reimbursed to our directors and officers, and other benefits commonly reimbursed or paid by companies in Israel.

(2)	Includes one director and one officer who ceased to hold office during 2023 and were replaced by newly appointed officers.

In accordance with Israeli law requirements, the table below sets forth the compensation paid to our five most highly compensated senior office holders (as defined in the Companies Law) with respect to the year ended December 31, 2023, in accordance with the expenses recorded in our financial statements for the year ended December 31, 2023. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, and in accordance with the above mentioned securities regulations, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation.

Summary Compensation

Information Regarding the Covered Executive in U.S. dollars (1)
Name and Principal Position	Base Salary	Benefits and Perquisites(2)	Variable Compensation(3)	Equity-Based Compensation(4)	Total
Adi Sfadia, CEO	356,444	59,725	248,139	241,292	905,600
Aharon Mullokandov, Senior Vice President of R&D	234,038	56,334	165,989	83,100	539,461
Hagay Katz, Chief Product and Marketing Officer	232,418	51,488	107,783	134,210	525,899
Gil Benyamini, CFO	232,783	48,177	118,183	119,085	518,228
Ron Levin, Chief Commercial Officer	245,970	58,095	122,648	90,621	517,334

(1)	All amounts reported in the table are in terms of cost to our company, as recorded in our financial statements.
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

(3)
Amounts reported in this column refer to Variable Compensation such as commissions, incentive and bonus payments payable upon conditions met in the year ended December 31, 2023 and recorded in our financial statements.

(4)
Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2023, with respect to equity-based compensation granted to the Covered Executive.

In accordance with the approval of our shareholders and in accordance with Israeli corporate law regarding compensation of external directors, each of our non-employee directors and external directors (all of our current directors except for our Chairman of the Board of Directors) is entitled to receive annual compensation payable quarterly of approximately NIS 93,690 (approximately $26,418), and an additional fee of approximately NIS 1,924 (approximately $526) for each board or committee meeting attended. In addition, Board members are compensated for telephone participation in board and committee meetings in an amount of 60% of what would be received for physical attendance and for written resolutions in an amount equal to 50% of same. All the above amounts are linked to changes in the Israeli consumer price index as of September 2014 and subject to changes in the amounts payable pursuant to Israeli law from time to time.

As of December 31, 2023, our directors and executive officers as a group, consisting of 16 persons, held options to purchase an aggregate of 2,355,650 ordinary shares, having exercise prices ranging from $5.53 to $11. (adjusted due to distribution of dividends in April 2019, December 2020 and January 2021). Generally, the options granted to our directors, vest ratably each quarter over a three-year, except in the case of the grant to our Chairman of the Board of Directors, in which the options vest over a four-year period. The options granted to our executive officers vest over a four-year period. The options will expire between 2024 and 2029. All of such options were awarded under our stock option plans described in Item 6E - “Directors, Senior Management and Employees - Share Ownership - 2008 Share Incentive Plan”.

Chairman Services. Mr. Boehm has served as Chairman of the Board of Directors of our company since March 2023. Mr. Boehm is entitled to: (i) a monthly fee in the amount of NIS 50,000 (approximately $13,661), which includes the cash value of various fringe benefits (which is equal to the employer’s cost that would have been incurred by us for such benefits if the Chairman served in an employee status); and (iii) office space and secretarial assistance and reimbursement for out-of-pocket expenses incurred by him in connection with his service. Mr. Boehm is also entitled to an annual cash bonus of up to NIS 300,000 (approximately $81,967) for the years 2023 to 2026, upon achievement of a threshold of 80% of the company’s target operating profit metric. Additionally, Mr. Boehm is eligible for an annual over- achievement bonus of up to NIS 150,000 (approximately $40,984). Mr. Boehm was granted options to purchase 500,000 of our ordinary shares, with an exercise price of $5.85 per share. The options were granted under our 2008 Option Plan and are subject to a four year vesting period. The options remain exercisable for 12 months following cessation or termination of service (other than for cause), and are subject to acceleration upon a change in control event. The options will expire on the sixth anniversary of the date of the grant.

CEO. Mr. Sfadia has served as our Chief Executive Officer since November 2020. Prior to that, Mr. Sfadia served as Interim Chief Executive Officer since July 2020 and as our Chief Financial Officer since November 2015. Since January 2021, Mr. Sfadia is entitled to a monthly salary of NIS 110,000 (approximately $30,055) and fringe benefits including social benefits, annual vacation and reimbursement of expenses. Mr. Sfadia is also entitled to an annual cash bonus plan of six (6) base monthly salaries for the years 2021 to 2023, upon achievement of a threshold of 80% of the company’s target operating profit metric. Additionally, Mr. Sfadia may be eligible for an overachievement bonus of up to three (3) base monthly salaries. In January 2021 Mr. Sfadia was granted options to purchase 400,000 ordinary shares at an exercise price of $6.22 per share (following a subsequent adjustment due to distribution of a $0.63 per share cash dividend in 2021). The options were granted under our 2008 Option Plan and will vest over a period of four years. The options will remain exercisable for 12 months following cessation or termination of service (other than for cause). All options are subject to acceleration upon a change in control event. The options will expire on the sixth anniversary of the date of the grant. In February 2023, Mr. Sfadia was granted options (subject to the shareholders’ approval) to purchase 100,000 ordinary shares at an exercise price of $5.68 per share, with similar terms as described above, which grant was approved by the Company’s shareholders in June 2023.

In accordance with the Israeli Companies Law, we adopted an Executive Compensation Policy for our executive officers and directors. The purpose of the policy is to describe our overall compensation strategy for our executive officers and directors and to provide guidelines for setting their compensation, as prescribed by the Israeli Companies Law. In accordance with the Israeli Companies Law, the Executive Compensation Policy must be reviewed and readopted at least once every three years. The policy was last amended in June 2023.

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

Our Board of Directors currently has two external directors under Israeli law: (i) Mr. Ami Shafran, whose term expires in May 2024; and (ii) Mr. Elyezer Shkedy whose term expires in June 2026.

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

Israeli Regulations

Pursuant to the Israeli Companies Law Regulations, an Israeli company traded on NASDAQ that does not have a “controlling shareholder” (as defined in the Israeli Companies Law), such as Gilat, is able to elect not to appoint External Directors to its Board of Directors and not to comply with the Audit Committee and Compensation Committee composition and chairman requirements of the Israeli Companies Law (as described above); provided, the company complies with the applicable NASDAQ independent director requirements and the NASDAQ Audit Committee and Compensation Committee composition requirements.

To date, we have not elected to benefit from the relief provided by these amended Israeli regulations.

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

Under the Israeli Companies Law, all arrangements as to compensation of office holders who are not directors other than the chief executive officer require approval by both the compensation committee and the board of directors. The terms of office and employment of the chief executive officer and the directors require the approval of the compensation committee, the board of directors and shareholders. See also “Item 6.C-Board Practices; Compensation of Office Holders”.

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

As of December 31, 2023, we had 1,183 full-time employees, including 346 employees in engineering, research and development, 436 employees in manufacturing, operations and technical support, 81employees in marketing and sales, 108 employees in administration and finance and 212 in other departments. Of these employees, 313 were based in our facilities in Israel, 228 were employed in the U.S. (including 82 employed by DataPath), 319 were employed in Latin America and 324 were employed in Asia, the Far East and other parts of the world.

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

As of December 31, 2023, our directors and executive officers as a group (16 persons) held options to purchase 2,355,650 of our ordinary shares under our share option plans (described below), exercisable at a weighted average exercise price of $6.59 per share (adjusted for the distribution of dividends in April 2019, December 2020 and January 2021). These options have expiration dates ranging from 2024 to 2029.

2008 Share Incentive Plan

In October 2008, our Board of Directors adopted the 2008 Stock Incentive Plan, or the 2008 Plan, for issuance of options, restricted share units, or RSUs, and other forms of equity-based awards to our directors, officers, consultants and employees. The term of the 2008 Plan had been extended by an additional ten-year period, commencing in October 2015. Our Board of Directors also adopted a sub-plan to enable qualified optionees certain tax benefits under the Israeli Income Tax Ordinance. Following increases approved by our Board of Directors, the total number of ordinary shares reserved for issuance of options under the 2008 Plan, as of December 31, 2023, is 11.4 million shares. As of December 31, 2023, we have granted options to purchase 10.1 million ordinary shares under the 2008 Plan (excluding options that were granted and cancelled), pursuant to which 3.2 million ordinary shares have been issued as of December 31, 2023. As of December 31, 2023, we had outstanding options to purchase 5.7 million ordinary shares, with exercise prices ranging from $5.47 to $11.92 per share (adjusted due to the distribution of a dividends in April 2019, December 2020 and January 2021).  Such options expire at various times through January 2024 to November 2029.  As of December 31, 2023 there were no outstanding RSUs under this plan.

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

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares, as of March 13, 2024, by each person who we believe beneficially owns 5% or more of our outstanding ordinary shares and all of our directors and executive officers as a group.

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. The percentage ownership of each such person is based on the number of ordinary Shares outstanding as of March 13, 2024 and includes the number of ordinary shares underlying options and RSUs that are exercisable within sixty (60) days from the date of March 13, 2024 ordinary shares subject to these options and RSUs are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options and RSUs, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person. The information in the table below is based on 57,017,032 ordinary shares outstanding as of March 13, 2024. Each of our outstanding ordinary shares has identical rights in all respects. The information in the table below with respect to the beneficial ownership of shareholders is based on the public filings of such shareholders with the SEC through March 13, 2024 and information provided to us by such shareholders.

Name	Number of Shares	Percent
Phoenix Holdings Ltd. (1)	11,999,894	21.05%
Meitav Investment House Ltd.(2)	4,321,089	7.58%
All directors and executive officers as a group (16 persons) (3)	2,401,900	4.21%

(1)
Based on Schedule 13D filed on February 13, 2024 with the SEC by Phoenix Holdings Ltd. and information provided to us by Phoenix Holdings Ltd., as of January 2, 2024. The ordinary shares reported are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of Benelus Lux S.a.r.l and/or Phoenix Holdings Ltd. The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. CP III Cayman GP Ltd., Matthew Botein and Lewis (Lee) Sachs are the controlling shareholders of Benelus Lux S.a.r.l. The principal office of Phoenix Holdings Ltd. is 53 Derech Hashalom Drive, Ramat Gan 5345433.

(2)
Based on Schedule 13G filed on January 9, 2024 with the SEC by Meitav Investment House Ltd. (“Meitav”) and information provided to us by Meitav as of January 2, 2024. The ordinary shares reported are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of Meitav (the "Subsidiaries").  Some of the securities reported in the filing are held by third-party client accounts managed by a subsidiary of Meitav as portfolio managers, which subsidiary operates under independent management and makes independent investment decisions and has no voting power in the securities held in such client accounts.  The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or members of pension or provident funds, unit holders of mutual funds, and portfolio management clients.  Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions. The principal office of Meitav. is 30 Derekh Sheshet Ha-Yamim, Bnei Brak, Israel.

(3)	As of March 13, 2024, all directors and executive officers as a group (16 persons) held 954,400 options that are vested or that vest within 60 days of March 13, 2024.

Significant Changes in the Ownership of Major Shareholders

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

As of March 13, 2024, our major shareholders were Phoenix Holdings Ltd. beneficially owning 11,999,849 ordinary shares (approximately 21.05% ownership), and Meitav Investment House Ltd. beneficially owning 4,321,089 ordinary shares (approximately 7.58% ownership).

Major Shareholders Voting Rights

The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares, except to the extent that they hold more than 14% and as such, they will have a right to appoint a director, subject to certain conditions set forth in our Articles of Association.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of March 10, 2024, there were 68 holders of record of our ordinary shares, of which 50 record holders holding approximately 91.5% of our ordinary shares had registered addresses in the U.S. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees, including CEDE & Co., the nominee for the Depositary Company (the central depositary for the U.S. brokerage community), which held approximately 90% of our outstanding ordinary shares as of said date.

B.	Related Party Transactions

None.

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

In 2003, the Brazilian tax authority filed a claim against our inactive subsidiary in Brazil, SPC International Ltda, for the payment of taxes allegedly due from the subsidiary. After numerous hearings and appeals at various appellate levels in Brazil, the Supreme Court ruled against the subsidiary in final non-appealable decisions published in June 2017. As of December 31, 2023, the total amount of this claim, including interest, penalties and legal fees is approximately $8 million, of which approximately $0.8 million is the principal. The Brazilian tax authorities initiated foreclosure proceedings against the subsidiary and certain of its former managers. The foreclosure proceedings against the former managers were cancelled by court in a final and not appealable decision issued in July 2017. While foreclosure and other collection proceedings are pending against the subsidiary, based on Brazilian external counsel’s opinion, we believe that the subsidiary has solid arguments to sustain its position that further collection proceedings and inclusion of any additional co-obligors in the tax foreclosure certificate are barred due to statute of limitation and that the foreclosure procedures cannot legally be redirected to other group entities and managers who were not initially cited in the foreclosure proceeding due to the passage of the statute of limitation. Accordingly, we believe that the chances that such redirection will lead to a loss recognition are remote.

In 2014, our Peruvian subsidiary, Gilat To Home Peru, or GTH Peru, initiated arbitration proceedings in Lima against the Ministry of Transport and Communications of Peru, or MTC, and PRONATEL. The arbitration was related to the PRONATEL projects awarded to us in 2000-2001. Under these projects, GTH Peru provided fixed public telephony services in rural areas of Peru. Our subsidiary’s main claim was related to damages caused by the promotion of mobile telephony in such areas by the Peruvian government in the years 2011-2015. In June 2018, the arbitration tribunal issued an arbitration award ordering MTC and PRONATEL to pay our subsidiary approximately $13.5 million. The arbitration award in favor of our subsidiary was confirmed by the Peruvian Superior Court, which ordered MTC and PRONATEL in November 2020 to pay the arbitration-award amount. Following the Superior Court’s decision our subsidiary has initiated collection procedures against MTC and PRONATEL. In 2023, our subsidiary received the first payment of approximately $3.25 million.

In October 2019, our Peruvian subsidiary GTH Peru initiated additional arbitration proceedings against MTC and PRONATEL based on similar grounds for the years 2015-2019. In June 2022, the arbitration tribunal issued an arbitration award ordering MTC and PRONATEL to pay GTH Peru approximately $15 million. In September 2022 MTC filed an annulment action against the award and in parallel, in October 2022, GTH Peru, initiated an enforcement process for collection of the awarded amount. Based on the advice of counsel, we believe that the chances of success of the proceedings seeking to annul the award are remote.

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

Dividend Policy

We presently do not have a dividend policy. In April 2019, we distributed for the first time a cash dividend of $0.45 per share (approximately $24.9 million in the aggregate). Following receipt of the settlement amount from Comtech, in December 2020 we distributed a cash dividend of $0.36 per share (approximately $20 million in total), and in January 2021 (following receipt of court approval) we distributed an additional cash dividend of $0.63 per share (approximately $35 million). We have not adopted a general policy regarding the distribution of dividends and make no statements as to the distribution of dividends in the foreseeable future. The terms of some of our financing arrangements restrict us from paying dividends to our shareholders and require prior approval of certain banks which provide us with credit facilities and guarantees. Israeli law limits the distribution of cash dividends to the greater of retained earnings or earnings generated over the two most recent years, in either case provided that we reasonably believe that the dividend will not render us unable to meet our current or foreseeable obligations when due. Notwithstanding the foregoing, dividends may be paid with the approval of a court (such as in the case of the January 2021 dividend), provided that there is no reasonable concern that such dividend distribution will prevent the company from satisfying its current and foreseeable obligations, as they become due. Our Articles of Association provide that no dividends shall be paid otherwise than out of our profits and that any such dividend shall carry no interest. For information regarding taxation of dividend, see ITEM 10.E – “Additional Information - Taxation - Israeli Tax Consequences of Holding Our Stock - Dividends”.

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

In order to guarantee our performance obligations and the down payment we received under the PRONATEL Regional Projects, we issued bank guarantees and surety bonds for the benefit of PRONATEL in the amount of $67.7 million in aggregate.

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

ISRAELI TAX CONSIDERATIONS

The following is a summary of certain Israeli income tax and capital gains tax consequences for non-Israeli residents as well as Israeli residents holding our ordinary shares. The summary is based on provisions of the Israeli Income Tax Ordinance (new version), 1961 and regulations promulgated thereunder, as well as on administrative and judicial interpretations, all as currently in effect, and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. There might be changes in the tax rates and in the circumstances in which they apply, and other modifications which might change the tax consequences to you. The summary is intended for general purposes only and does not relate to all relevant tax aspects. The discussion is not intended and should not be construed as legal or professional tax advice sufficient for decision making. This summary does not discuss all aspects of Israeli income and capital gain taxation that may be applicable to investors in light of their particular circumstances or to investors who are subject to special status or treatment under Israeli tax law.

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

Under the Treaty, the maximum Israeli tax rate on dividends paid to a corporate holder of our ordinary shares who is a U.S. resident is 25%. However, dividends paid to a U.S. corporation holding at least 10% of our voting power in the year of the sale and in the entire preceding tax year shall be subject to a 15% tax withholding rate, if the dividend is generated by an Approved or Benefitted Enterprise or 12.5% if the dividends are not generated by an Approved or Benefitted Enterprise, under certain conditions stipulated in the treaty .

Filing of Tax Returns in Israel

Non-Israeli residents who receive interest, dividend or royalty income derived or accrued in Israel, from which Israeli tax was withheld, are generally exempt from Israeli tax filing obligations, provided that: (i) such income was not derived from a business conducted in Israel, (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed and (iii) the taxpayer is not obliged to pay excess tax (as further explained below).

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

Individual shareholders dealing with securities in Israel are taxed at their marginal tax rates applicable to business income (and up to 47% in 2021, 2022 and 2023, excluding excess tax).

In addition, effective as of January 1, 2017, shareholders that are individuals who have taxable income that exceeds the following amounts in a tax year, will be subject to an additional tax, referred to as High Income Tax, at the rate of 3% on their taxable income for such tax year which is in excess of such amount. The amounts are NIS 647,640 in 2021, NIS 663,240 in 2022 and NIS 698,280 in 2023. For this purpose, taxable income will include taxable capital gains from the sale of our shares and taxable income from dividend distributions.

Dividends

Distribution of dividend income, other than bonus shares (stock dividends), to Israeli residents holding our ordinary shares is generally subject to income tax at a rate of 25% for individuals and 30% for a substantial individual shareholder. Israeli resident corporations are exempt from income tax on dividends, provided the dividend was paid out of income generated in Israel.

Generally, dividends distributed from taxable income accrued during the period of benefits of Approved or Benefitted Enterprise are taxable at a rate of 15% and dividends distributed from taxable income accrued during the period of benefits of a Benefitted Enterprise, are taxable at the rate of 15%, if the dividend is distributed during the tax benefit period, or within an additional 12 years after the lapse of that period.

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

Generally, tax benefits under the Amendment are available to production facilities (or other eligible facilities), that derive more than 25% of their business income from exports. In order to receive the tax benefits, the company must make a certain minimum investment in the acquisition of manufacturing assets such as machinery and equipment. Such an investment may be made over a period of no more than three years ending at the end of the year in which the company requested to have the tax benefits apply to its Benefitted Enterprise.

We were eligible under the terms of minimum qualification investment and elected 2011 to have the tax benefits apply.

Tax benefits are available until the earliest 7 or 10 years from the date that the period of benefits commenced, and the lapse of 12 years from the first day of the year in which the election was made. Our periods of benefits as a Benefitted Enterprise under the 2011 election will expire in 2023.

The tax benefits include exemption from corporate tax on undistributed income for a period of two to ten years, depending on the geographic location of the Benefitted Enterprise within Israel, and a reduced corporate tax rate of 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in the company. We would be required to withhold tax at a rate of 15% from any dividends distributed from income derived from the Benefitted Enterprise. The reduced rate of 15% is limited to dividends and distributions out of income attributed to a Benefited Enterprise during the benefits period and actually paid at any time up to 12 years thereafter except with respect to a Foreign Investment Company, in which case the 12-year limit does not apply.

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

According to an Amendment from December 2016, a preferred enterprise located in development area A will be subject to a tax rate of 7.5% instead of 9% effective from January 1, 2017, and thereafter (the tax rate applicable to preferred enterprises located in other areas remains at 16%).

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

The December 2016 amendment also prescribes special tax tracks for technological enterprises. The new tax tracks under the amendment are as follows:

Technological preferred enterprise - an enterprise whose total consolidated revenues (parent company and all subsidiaries) are less than NIS 10 billion. A technological preferred enterprise, as defined in the Law, which is located in the center of Israel will be subject to tax at a rate of 12% on profits deriving from intellectual property (in development area A - a tax rate of 7.5%).

Special technological preferred enterprise - an enterprise whose total consolidated revenues (parent company and all subsidiaries) exceed NIS 10 billion. Such an enterprise will be subject to tax at a rate of 6% on profits deriving from intellectual property, regardless of the enterprise’s geographical location.

Any dividends distributed to “foreign companies”, as defined in the Law, deriving from Preferred Technological Income will be subject to tax at a rate of 4%.

Economic Efficiency Law (legislative amendments for the purpose of achieving the objectives of the 2022-2023 budget) - 2023

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

Unless otherwise indicated, it is assumed for the purposes of this discussion that the Company is not, and will not become, a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes. See “Passive Foreign Investment Companies” below.

Taxation of Distributions

Subject to the discussion below under the heading “Passive Foreign Investment Companies,” the gross amount of any distributions received with respect to our ordinary shares, including the amount of any Israeli taxes withheld therefrom, will constitute dividends for U.S. federal income tax purposes when such distribution is actually or constructively received, to the extent such distribution is paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Because we do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that the entire amount of any distribution will generally be reported as dividend income to you. Dividends are included in gross income as ordinary income unless such dividends meet the requirements of "qualified dividend income" as set forth in more detail below. Distributions in excess of our current or accumulated earnings and profits would be treated as a non-taxable return of capital to the extent of your adjusted tax basis in our ordinary shares and any amount in excess of your tax basis would be treated as gain from the sale of ordinary shares. See “Sale, Exchange or Other Disposition of Ordinary Shares” below for a discussion of the taxation of capital gains. Our dividends would not qualify for the dividends-received deduction generally available to corporations under section 243 of the Code but may qualify for a dividends-received deduction under Code Section 245A.

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

Passive Foreign Investment Companies

We believe that we were not a PFIC for U.S. federal income tax purposes for the taxable year of 2023. However, since PFIC status depends upon the composition of our income and assets and the market value of our assets from time to time, there can be no assurance that our analysis prevails or that we will not be considered a PFIC for any future taxable year. If we were a PFIC for any taxable year during which a U.S. Holder owned ordinary shares, certain adverse consequences could apply to the U.S. Holder. Specifically, unless a U.S. Holder makes one of the elections mentioned below, gain recognized by the U.S. Holder on a sale or other disposition of ordinary shares would be allocated ratably over the U.S. Holder’s holding period for the ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability. Further, any distribution in excess of 125% of the average of the annual distributions received by the U.S. Holder on our ordinary shares during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation as described immediately above. In addition, if we were a PFIC for a taxable year in which we pay a dividend or the immediately preceding taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply. If we were a PFIC for any taxable year in which a U.S. Holder owned our shares, the U.S. Holder would generally be required to file Form 8621 with the IRS with its annual return.

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

                ii. Qualified electing fund elections

In certain circumstances, a U.S. equity holder in a PFIC may avoid the adverse tax and interest charge regime described above by making a “qualified electing fund” election to include in income its share of the corporation’s income on a current basis. However, a U.S. Holder may make a qualified electing fund election with respect to the ordinary shares only if we agree to furnish U.S. Holders annually with a PFIC annual information statement as specified in the applicable U.S. Treasury regulations. We do not intend to provide the information necessary for U.S. Holders to make a qualified electing fund election if we are classified as a PFIC. Therefore, U.S. Holders should assume that they will not receive such information from us and would therefore be unable to make a qualified electing fund election with respect to any of our ordinary shares were we to be or become a PFIC.

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

Foreign Currency Risk

A significant portion of our revenues are generated in U.S. dollars or linked to the dollar. In addition, a substantial portion of our costs are incurred in U.S. dollars. We believe that the U.S. dollar is the primary currency of the economic environment in which our Company and most of our subsidiaries operate. Thus, the functional and reporting currency of our Company and most of our subsidiaries is the U.S. dollar.

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

The following sensitivity analysis illustrates the impact on our non-dollar net monetary assets assuming an instantaneous 10% change in foreign currency exchange rates from year-end levels, with all other variables held constant. At December 31, 2023, a 10% strengthening of the U.S. dollar versus other currencies would have resulted in a decrease of approximately $1.8 million in our net monetary assets, while a 10% weakening of the dollar versus all other currencies would have resulted in an increase of approximately $1.8 million in our net monetary assets.

During the year ended December 31, 2023, we recognized a loss of $2.6 million related to the effective portion of our hedging instruments. The effective portion of the hedged instruments was included as an addition to payroll expenses in the statement of income (loss).

As of December 31, 2023, we had no outstanding hedging contracts that did not meet the requirement for hedge accounting.

ITEM 12:	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.
PART II

ITEM 13:	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14:	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15:	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended) as of December 31, 2023, have concluded that, as of such date, our disclosure controls and procedures were effective.

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

Our management assessed the effectiveness of our internal control over financial reporting, as of December 31, 2023. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on that assessment, our management concluded that as of December 31, 2023, our internal control over financial reporting is effective. Our chief executive officer’s and chief financial officer’s assessment of and conclusion on the effectiveness of internal control over our financial reporting did not include the internal controls of DataPath Inc. which is included in our 2023 consolidated financial statements and constituted 4% of the total assets (excluding acquired intangibles and goodwill), as of December 31, 2023 and 2.3% of revenues for the year then ended.

The effectiveness of management’s internal control over financial reporting as of December 31, 2023 has been audited by our company’s independent registered public accountants, Kost Forer Gabbay & Kasierer, a member of EY Global, and is described in its report on page F-2 of this Form 20-F.

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

	Year Ended December 31,
	2023		2022
Services Rendered	Fees (in thousands)	Percentages	Fees (in thousands)	Percentages
Audit fees (1)	$770	83%	$906	81%
Tax fees (2)	42	5%	68	6%
Other (3)	115	12%	140	13%
Total	$927	100%	$1,114	100%

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

Policies and Procedures

Our Audit Committee has adopted a policy and procedures for the approval of all audit and non-audit services rendered by our principal accountants, Kost Forer Gabbay & Kasierer, a member of EY Global and other members of EY Global. The policy generally requires the Audit Committee’s approval of the scope of the engagement of our principal accountants or on an individual engagement basis.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E:	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In the year ended December 31, 2023, neither we nor any affiliated purchaser purchased any of our securities.

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

We have elected to follow Israeli law and practice instead of the requirements of Listing Rule 5600 Series, as described below:

•
The requirement to obtain shareholder approval for the establishment or material amendment of certain equity-based compensation plans and arrangements, under which shares may be acquired by officers, directors, employees or consultants. Under Israeli law and practice, the approval of the board of directors is required for the establishment or material amendment of such equity-based compensation plans and arrangements. However, any equity-based compensation arrangement with a director or the Chief Executive Officer or the material amendment of such an arrangement must be approved by our Compensation Committee, Board of Directors and shareholders, in that order.

•
The requirements regarding the director nominations process. We do not have a nomination committee. Under Israeli law and practice, our Board of Directors is authorized to recommend to our shareholders director nominees for election, and certain of our shareholders may nominate candidates for election as directors by the general meeting of shareholders.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.	INSIDER TRADING POLICY

We have adopted a written insider trading policy governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us.

A copy of the Insider Trading Policy, as amended and restated on June 19, 2023, is filed an exhibit to this annual report.

ITEM 16K.	CYBERSECURITY

Cybersecurity Risk Management and Strategy

While we have never had a material cybersecurity incident that impacted our operations, from time-to-time, we are subject to cyberattacks attempts. In response, we have implemented Cybersecurity processes, technologies, and controls to aid in our efforts to assess, identify, and manage Cybersecurity risks.

Our management has implemented a process for identifying relevant risks that could affect the organization’s ability to provide secure and reliable service to its users. The risk assessment occurs annually, or as business needs change, and covers identification of risks that could act against the company's objectives as well as specific risks related to a compromise to the security of data.

Our risk management team collaborates with our Information Security function, led by the Company’s Chief Information Officer (CIO) who holds over 25 years of experience in information technology and Company’s Chief Information Security Officer (CISO), assisted by an external Incident Response company, to gather insights for identifying, assessing and managing Cybersecurity threat risks, their severity, and potential mitigations.

To help assess and identify our Cybersecurity risks, we maintain internal resources to perform penetration testing designed to simulate evolving tactics and techniques of real-world threat actors, engage with industry partners and law enforcement and intelligence communities, and conduct tabletop exercises and periodic risk interviews across our business. We also engage an independent third party to perform internal and external penetration testing and engage other third parties to periodically assess our Cybersecurity capabilities. In addition, we continue to expand training and awareness practices to mitigate human risk, internal communications, and regular phishing awareness campaigns designed to emulate real-world contemporary threats and provide employees immediate feedback (and, if necessary, additional training or remedial action).

Our processes also address Cybersecurity risks associated with using third-party service providers, including suppliers, software, and cloud-based service providers. We proactively evaluate the Cybersecurity risk of a third party by cybersecurity risk assessment questioner, utilizing a repository of risk assessments, external monitoring sources, threat intelligence, and predictive analytics to inform our teams during contracting and vendor selection processes. Additionally, when third-party risks are identified, we require those third parties to agree by contract to implement appropriate security controls. Security issues are documented and tracked, and periodic monitoring is conducted for third parties in order to mitigate risk.

In addition to the processes, technologies, and controls that we have in place to reduce the likelihood of a successful material cyberattack, the Company has established well-defined response procedures to address cyber events that do occur. The program provides for the coordination of various corporate functions and governance groups and serves as a framework for the execution of responsibilities across businesses and operational roles. Our incident response plan coordinates the activities we take to prepare for, detect, respond to, and recover from Cybersecurity incidents, which include processes to triage, assess severity for, escalate, contain, investigate, and remediate the incident, as well as to assess for potential disclosure, comply with potentially applicable legal obligations and mitigate brand and reputational damage. We also maintain insurance coverage that, subject to its terms and conditions, is intended to address costs associated with certain aspects of cyber incidents and information systems failures.

Cybersecurity Governance

Our management has primary responsibility for our overall cybersecurity risk management program and supervises both our internal cybersecurity personnel and our retained external cybersecurity consultants. Our management is responsible for assessing and managing our material risks from cybersecurity threats.

Our management oversees efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel; information obtained from governmental, public or private sources, including external consultants engaged by us; and alerts and reports produced by security tools deployed in our IT Systems environment.

Our Board of Directors, two members of which have considerable experience in cybersecurity, is responsible for cybersecurity oversight and monitoring risk. Management informs the Board of such risk by Board meetings.

Based on the information we have as of the date of this Form 20-F, we do not believe any risks from Cybersecurity threats, including as a result of any previous Cybersecurity incidents, have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition.

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

4.19	Executive Compensation Plan, as amended June 15, 2023, previously filed on May 18, 2023 with our Proxy Statement on Form 6-K (File No. 000-21218), and incorporated herein by reference.
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

4.28	Gilat Satellite Networks Ltd. – Clawback Policy
4.29	Amendment No. 19 to Gilat Satellite Networks Ltd. 2008 Share Incentive Plan (including the Israeli Sub-plan to the Gilat Satellite Networks Ltd. 2008 Share Incentive Plan)
4.30	Amendment No. 20 to Gilat Satellite Networks Ltd. 2008 Share Incentive Plan (including the Israeli Sub-plan to the Gilat Satellite Networks Ltd. 2008 Share Incentive Plan)
4.31	Amendment No. 21 to Gilat Satellite Networks Ltd. 2008 Share Incentive Plan (including the Israeli Sub-plan to the Gilat Satellite Networks Ltd. 2008 Share Incentive Plan)
8.1	List of subsidiaries.
11.1	Gilat Satellite Networks Ltd. – Insider Trading Policy, as amended and rested June 19, 2023
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
13.1	Certification by Chief Executive Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification by Chief Financial Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Kost Forer Gabbay & Kasierer, a member of EY Global.

101.INS	Inline XBRL Instance Document *.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.PRE	Inline XBRL Taxonomy Presentation Linkbase Document.

101.CAL	Inline XBRL Taxonomy Calculation Linkbase Document.

101.LAB	Inline XBRL Taxonomy Label Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

104	Cover page formatted as Inline XBRL and contained in Exhibit 101
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

Date: March 20, 2024

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

IN U.S. DOLLARS

- - - - - - - - - - -

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of

GILAT SATELLITE NETWORKS LTD.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Gilat Satellite Networks Ltd. and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of income (loss), comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 20, 2024 expressed an unqualified opinion thereon.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue Recognition
Description of the Matter

As described in Note 2 to the consolidated financial statements, the Company generates revenue from long-term contracts with its customers for which the related performance obligations are satisfied over time. The Company recognizes revenue on such contracts using the percentage-of-completion method of accounting, based on cost-to-cost measure of progress ("input method"). Under this method, the Company measures progress towards completion based on the ratio of costs incurred to date to the estimated total costs to complete their performance obligation (referred to as the estimate-at-completion, or "EAC").

The determination of contract EACs requires management to make significant estimates and assumptions to calculate recorded contract revenue, costs, and profit associated with its contracts with customers. Significant changes in EAC estimates could have a material effect on the Company’s estimated revenue and gross profit recorded during the period under audit.

Auditing the Company’s recognized revenues based on the percentage-of-completion method of accounting was complex due to the significant auditor judgment involved in evaluating management's significant estimates and assumptions over project technical, schedule and cost aspects, at contract inception and throughout the contract's life cycle.

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

To evaluate the Company’s contract estimates related to revenue recognized and test the Company's EAC analyses, our substantive audit procedures included, among others, obtaining an understanding of the contract and the contractual terms, for a sample of contracts we evaluated the Company's historical ability to accurately estimate expected costs by comparing management's estimates of labor hours, subcontractor costs and materials required to complete the contract to actual results. We also compared recorded costs incurred to supporting information and agreed key contract terms to contract documentation. In addition, we evaluated whether the variances in costs incurred from projected costs were properly reflected in the EAC analysis. In addition, we assessed the appropriateness of the related disclosures in the consolidated financial statements.

Valuation of deferred tax asset
Description of the Matter

As described in Note 12 to the consolidated financial statements, the Company’s consolidated net deferred tax assets of $11,484 thousands, primarily related to the deferred tax assets established for carry forward operating losses. Management records valuation allowances to reduce the carrying value of deferred tax assets to amounts that are more likely than not to be realized. Management assesses existing deferred tax assets, net operating losses and tax credits by jurisdiction and expectations of the Company’s ability to utilize these tax attributes through a review of past, current and estimated future taxable income and establishment of tax planning strategies.

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

Valuation of customer relationships intangible asset acquired in a business combination and fair value of contingent consideration liability
Description of the Matter

As described in Note 17 to the consolidated financial statements, the Company completed the acquisition of 100% of the equity shares of DataPath Inc. ("DataPath") in November 2023 for total estimated consideration of $19,231 thousands, which included contingent consideration liability of approximately $11,163 thousands. The Company accounted for the acquisition as a business combination.

Auditing the Company's accounting for its business combination was complex due to the significant estimation required by management to determine the fair value of the acquired assets and liabilities, especially the customer relationship intangible asset of $10,922 thousands and the contingent consideration liability of $11,163 thousands. The significant estimation was primarily due to the complexity of the valuation models used by management to measure the fair value of the customer relationships intangible asset and the contingent consideration liability and the sensitivity of the respective fair values to changes in the significant underlying assumptions.

The significant assumptions used to estimate the fair value of the customer relationships intangible asset included discount rates and certain assumptions that form the basis of the forecasted results (e.g., revenue growth rates, operating profit margin and customer attrition rates). The significant assumptions used to estimate the fair value of the contingent consideration mainly included projected revenues and Adjusted EBITDA. These significant assumptions are forward looking and could be affected by future economic and market conditions.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of the controls over the Company’s accounting for the acquisition. For example, controls over the valuation of the customer relationships intangible asset acquired and contingent consideration liability, including the valuation models used and the underlying assumptions used to develop such estimates.

To test the estimated fair value of the customer relationships intangible asset  and contingent consideration liability, our audit procedures included, among others, evaluating the Company's selection of the valuation methodology, evaluating the methods and significant assumptions used by the Company, and evaluating the completeness and accuracy of the underlying data supporting the significant assumptions and estimates. For example, we compared the revenue growth rates and expected costs to historical financial information, comparable companies and market and economic trends. We also performed a sensitivity analysis of the discount rate, profit margins, revenue projections and estimated expected costs to evaluate the change in the fair value resulting from changes in the assumptions. We also involved our valuation specialists to assist with our evaluation of the methodology used by the Company and significant assumptions included in the fair value estimates. In addition, we evaluated the appropriateness of the related disclosures in relation to the DataPath acquisition.

/s/ KOST FORER GABBAY & KASIERER A Member of EY Global

We have served as the Company’s auditor since 2000.
Tel-Aviv, Israel March 20, 2024

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of
GILAT SATELLITE NETWORKS LTD.

Opinion on Internal Control Over Financial Reporting

We have audited Gilat Satellite Networks Ltd. and its subsidiaries' internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Gilat Satellite Networks Ltd. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

As indicated in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of DataPath Inc. which is included in the 2023 consolidated financial statements of the Company and constituted 4% of total assets (excluding acquired intangibles and goodwill), as of December 31, 2023 and 2.3% of revenues for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of DataPath Inc.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of income (loss), comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and our report dated March 20, 2024 expressed an unqualified opinion thereon.

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

/s/ KOST FORER GABBAY & KASIERER A Member of EY Global

Tel-Aviv, Israel March 20, 2024

- - - - - - - - - - -

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2023	2022
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$103,961	$86,591
Restricted cash	736	541
Trade receivables (net of allowance for credit losses of $492 and $561 as of December 31, 2023 and 2022, respectively)	44,725	50,644
Contract assets	28,327	24,971
Inventories	38,525	33,024
Other current assets	24,299	19,283

Total current assets	240,573	215,054

LONG-TERM ASSETS:
Restricted cash	54	13
Long-term contract assets	9,283	11,149
Severance pay funds	5,737	5,947
Deferred taxes	11,484	18,265
Operating lease right-of-use assets	5,105	3,891
Other long-term assets	9,544	10,737

Total long-term assets	41,207	50,002

PROPERTY AND EQUIPMENT, NET	74,315	76,578

INTANGIBLE ASSETS, NET	16,051	309

GOODWILL	54,740	43,468

Total assets	$426,886	$385,411

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2023	2022
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Credit facility	$7,453	$-
Trade payables	13,873	20,668
Accrued expenses	51,906	50,356
Advances from customers and deferred revenues	34,495	30,531
Operating lease liabilities	2,426	1,941
Other current liabilities	16,431	22,291

Total current liabilities	126,584	125,787

LONG-TERM LIABILITIES:
Long-term loan	2,000	-
Accrued severance pay	6,537	6,580
Long-term advances from customers and deferred revenues	1,139	1,041
Operating lease liabilities	3,022	1,890
Other long-term liabilities	12,916	5,988

Total long-term liabilities	25,614	15,499

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Share capital - Ordinary shares of NIS 0.2 par value: Authorized: 90,000,000 shares as of December 31, 2023 and 2022; Issued and outstanding: 57,016,086 and 56,610,404 shares as of December 31, 2023 and 2022, respectively	2,733	2,711
Additional paid-in capital	937,591	932,086
Accumulated other comprehensive loss	(5,315)	(6,847)
Accumulated deficit	(660,321)	(683,825)

Total shareholders' equity	274,688	244,125

Total liabilities and shareholders' equity	$426,886	$385,411

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2023	2022		2021
Revenues:
Products	$174,278		$149,243	$139,972
Services	91,812		90,597	74,998

Total revenues	266,090		239,840	214,970

Cost of revenues:
Products	105,617		102,093	100,460
Services	55,528		50,839	43,243

Total cost of revenues	161,145		152,932	143,703

Gross profit	104,945		86,908	71,267

Operating expenses:
Research and development expenses, net	41,173		35,640	31,336
Selling and marketing expenses	25,243		21,694	21,512
General and administrative expenses	19,215	*)	18,412	15,587
Impairment of held for sale asset	-		771	651
Other operating expenses (income), net	(8,771)	*)	438	-

Total operating expenses	76,860		76,955	69,086

Operating income	28,085		9,953	2,181

Financial income (expenses), net	109		(2,818)	(1,722)

Income before taxes on income	28,194		7,135	459
Taxes on income	4,690		13,063	3,492

Net income (loss)	$23,504		$(5,928)	$(3,033)

Total earnings (losses) per share:
Basic	$0.41		$(0.10)	$(0.05)
Diluted	$0.41		$(0.10)	$(0.05)

Weighted average number of shares used in computing earnings (losses) per share:
Basic	56,668,999		56,591,994	56,401,074
Diluted	56,672,537		56,591,994	56,401,074

*) Reclassified

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands

	Year ended December 31,
	2023	2022	2021

Net income (loss)	$23,504	$(5,928)	$(3,033)

Other comprehensive income (loss):
Foreign currency translation adjustments	217	153	(348)
Change in unrealized gain (loss) on hedging instruments, net	(1,290)	(2,822)	66
Less - reclassification adjustments for net loss (gain) realized on hedging instruments, net	2,605	2,179	(58)

Total other comprehensive income (loss)	1,532	(490)	(340)

Comprehensive income (loss)	$25,036	$(6,418)	$(3,373)

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except number of ordinary shares data)

	Number of ordinary shares	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Accumulated Deficit	Total shareholders' equity

Balance as of December 31, 2020	55,559,638	2,647	928,626	(6,017)	(674,864)	250,392

Stock-based compensation	-	-	1,304	-	-	1,304
Exercise of stock options	979,599	59	(59)	-	-	-
Comprehensive loss	-	-	-	(340)	(3,033)	(3,373)

Balance as of December 31, 2021	56,539,237	2,706	929,871	(6,357)	(677,897)	248,323

Stock-based compensation	-	-	2,220	-	-	2,220
Exercise of stock options	71,167	5	(5)	-	-	-
Comprehensive loss	-	-	-	(490)	(5,928)	(6,418)

Balance as of December 31, 2022	56,610,404	2,711	932,086	(6,847)	(683,825)	244,125

Issuance of shares related to business combination (see Note 17)	390,625	21	2,440	-	-	2,461
Stock-based compensation	-	-	3,066	-	-	3,066
Exercise of stock options	15,057	1	(1)	-	-	-
Comprehensive income	-	-	-	1,532	23,504	25,036
Balance as of December 31, 2023	57,016,086	2,733	937,591	(5,315)	(660,321)	274,688

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2023	2022	2021
Cash flows from operating activities:

Net income (loss)	$23,504	$(5,928)	$(3,033)

Adjustments required to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	13,402	11,608	10,991
Capital gain from sale of property	(2,084)	-	-
Impairment of held for sale asset	-	771	651
Stock-based compensation	3,423	2,220	1,304
Accrued severance pay, net	167	136	26
Deferred taxes, net	2,662	(627)	1,744
Decrease (increase) in trade receivables, net	13,448	(11,162)	(11,205)
Decrease (increase) in contract assets	(1,694)	2,481	21,412
Increase in other assets and other adjustments (including current, long-term and effect of exchange rate changes on cash, cash equivalents and restricted cash)	(351)	(3,445)	(247)
Decrease (increase) in inventories	(2,387)	(5,416)	2,449
Decrease in trade payables	(7,635)	(259)	(711)
Increase (decrease) in accrued expenses	735	549	(1,482)
Increase (decrease) in advances from customers and deferred revenues	803	5,929	(917)
Increase (decrease) in other liabilities	(12,049)	13,957	(2,079)

Net cash provided by operating activities	31,944	10,814	18,903

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2023	2022	2021
Cash flows from investing activities:

Purchase of property and equipment	(10,746)	(12,793)	(8,933)
Proceeds from (investment in) short-term deposits	-	2,159	(2,159)
Investment in financial instrument	-	(1,536)	-
Acquisitions of subsidiary, net of cash acquired (see Note 17)	(4,107)	-	-
Receipts from sale of properties	2,168	4,006	-

Net cash used in investing activities	(12,685)	(8,164)	(11,092)

Cash flows from financing activities:

Dividend payment	-	-	(35,003)
Repayment of credit facility, net	(1,590)	-	-
Repayment of long-term loan	-	-	(4,000)

Net cash used in financing activities	(1,590)	-	(39,003)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(63)	32	(303)

Increase (decrease) in cash, cash equivalents and restricted cash	17,606	2,682	(31,495)
Cash, cash equivalents and restricted cash at the beginning of the year	87,145	84,463	115,958

Cash, cash equivalents and restricted cash at the end of the year (a)	$104,751	$87,145	$84,463

Supplementary disclosure of cash flows activities:

(A) Cash paid during the year for:

Interest	$564	$-	$98

Taxes on income	$13,641	$2,442	$1,191

(B) Non-cash transactions:

Purchases of property and equipment that were not paid for and reclassification from inventories to property and equipment	$4,475	$2,507	$2,426
New operating lease assets obtained in exchange for operating lease liabilities	$1,034	$1,768	$913

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

(a)	The following table provides a reconciliation of cash, cash equivalents and restricted cash to amounts reported within the consolidated balance sheets:

	December 31,
	2023	2022	2021

Cash and cash equivalents	$103,961	$86,591	$81,859
Restricted cash - current	736	541	2,592
Restricted cash - long-term	54	13	12
Cash, cash equivalents and restricted cash	$104,751	$87,145	$84,463

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-	GENERAL

a.	Organization:

Gilat Satellite Networks Ltd. and its subsidiaries (the "Company") is a leading global provider of satellite-based broadband communications. The Company designs and manufactures ground-based satellite communications equipment, and provides comprehensive secure end-to-end solutions, end-to-end services for mission-critical operations, powered by its innovative technology. The Company’s portfolio includes a cloud-based satellite network platform, Very Small Aperture Terminals ("VSATs"), amplifiers, high-speed modems, high-performance on-the-move antennas, and high efficiency, high power Solid State Power Amplifiers ("SSPAs"), Block Upconverters ("BUCs") and Transceivers, furthermore, following the acquisition of DataPath Inc. (see Note 1(e) and Note 17), the Company’s newly owned subsidiary, it’s portfolio also includes defense ground systems and field services. The Company’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband internet access, cellular backhaul over satellite, enterprise, social inclusion solutions, In-Flight Connectivity ("IFC"), maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. The Company also provides connectivity services, internet access and telephony, to enterprise, government and residential customers utilizing both its own networks, and other networks that it installs, mainly based on Build Operate Transfer ("BOT") and Build Own Operate ("BOO") contracts. In these projects, the Company builds telecommunication infrastructure typically using fiber-optic and wireless technologies for the broadband connectivity. The Company also provides managed network services over VSAT networks owned by others.

The Company was incorporated in Israel in 1987 and launched its first generation VSAT in 1989.

As of December 31, 2023, the Company operates in three operating segments consisting of Satellite Networks, Integrated Solutions and Network Infrastructure and Services. For additional information, including major customers, geographic and segment information, see Note 15.

b.
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

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-	GENERAL (Cont.)

c.	The Company has three major customers which accounted for 44% of its revenues for the year ended December 31, 2023 (see Note 15d).

d.

The military conflict between Russia and Ukraine and the rising tensions between the U.S. and other countries, on the one hand, and Russia, on the other hand, caused major economic sanctions and export controls restrictions on Russia and various Russian entities were imposed by the U.S., European Union, and the United Kingdom commencing February 2022, and additional sanctions and restrictions may be imposed in the future. These sanctions and restrictions restrict the Company’s business in Russia, which mainly includes exports to Russia, and may delay or prevent the Company from collecting funds and performing money transfers from Russia. While the Company’s business in Russia is of limited in scope, these restrictions may cause a reduction of the Company’s sales and financial results. In addition, The Company receives manufacturing services from a global manufacturer’s facility in the Ukraine. While the manufacturer assured the Company that the operations of the plant had not been interrupted by the military situation in Ukraine and has a recovery plan in place, there is no assurance that negative developments in the area in the future will not disrupt the Company’s business and materially adversely affect it.

e.
On March 8, 2023, the Company signed a definitive agreement to acquire 100% of the shares of DataPath Inc. (“DPI”), a US based expert systems integrator with a strong focus on the US Department of Defense (DoD) and the US government sectors. In November 2023, the Company completed the acquisition of DPI for an estimated purchase price consideration of $19,231.

The acquisition was accounted for by the purchase method of accounting, and, accordingly, the purchase price consideration has been allocated to the assets acquired and liabilities assumed (See Note 17).

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.
The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"), followed on a consistent basis other than described in note 2(ad).

b.	Use of estimates:

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

Main areas that require significant estimates and assumptions by the Company’s management include contract costs, revenues (including variable consideration, determination of contracts duration, establishing stand-alone selling price for performance obligations) and profits or losses, application of percentage-of-completion accounting, provisions for uncollectible receivables and customer claims, impairment of inventories, impairment and useful life of long-lived assets, goodwill impairment, valuation allowance in respect of deferred tax assets, uncertain tax positions, accruals for estimated liabilities, including litigation and insurance reserves, contingent considerations and intangibles from business combination transaction and stock-based compensation. Actual results could differ from those estimates.

c.	Functional currency:

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

The financial statements of a certain foreign subsidiary, whose functional currency has been determined to be its local currency, have been translated into dollars. Assets and liabilities of this subsidiary have been translated using the exchange rates in effect at the consolidated balance sheets date. Consolidated statements of income (loss) amounts have been translated using specific rates. The resulting translation adjustments are reported as a component of shareholders' equity in accumulated other comprehensive loss.

d.	Principles of consolidation:

The consolidated financial statements include the accounts of Gilat Satellite Networks Ltd. and its subsidiaries in which the Company has a controlling voting interest. Inter-company balances and transactions have been eliminated upon consolidation.

e.	Cash and Cash equivalents:

Cash and Cash equivalents are cash in banks and short-term highly liquid investments that are not restricted as to withdrawals or use, with maturities of three months or less at the date acquired.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.	Short-term restricted cash:

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

Network equipment used to provide ongoing services is depreciated using the straight-line method over the useful life of the assets which is typically between 2 to 5 years.

i.	Intangible assets:

Intangible assets acquired in a business combination are recorded at fair value allocated to them at the date of acquisition, and subsequently stated at amortized cost. The assets are typically amortized over their estimated useful lives using the straight-line method over an estimated period during which benefits are expected to be received, in accordance with ASC 350, "Intangible - Goodwill and Other" ("ASC 350").

j.	Impairment of long-lived assets:

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

If the Company elects not to use this option, or if the Company determines that it is more likely than not that the fair value of a reporting unit is less than its carrying value, then the Company prepares a quantitative analysis to determine whether the carrying value of reporting unit exceeds its estimated fair value. If the carrying value of a reporting unit exceeds its estimated fair value, the Company recognizes an impairment of goodwill for the amount of this excess.

In the years ended December 31, 2023, 2022 and 2021, the Company performed assessments to continue to support its conclusion that no impairment of goodwill was required for any of its reporting units.

l.	Contingencies:

The Company is currently involved in various claims and legal proceedings. The Company reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss.

m.	Revenue recognition:

The Company generates revenues mainly from the sale of products (including construction of networks), satellite-based communications networks services and from providing connectivity, internet access and telephony services. The Company sells its products and services to enterprises, government and residential customers under large-scale contracts that utilize both the Company's networks and other networks that the Company installs, mainly based on BOT and BOO contracts. These large‑scale contracts sometimes involve the installation of thousands of VSATs or construction of massive fiber-optic and wireless networks. Revenues from sale of products includes mainly the sale of VSATs, hubs, SSPAs, low-profile antennas, on-the-move/on-the-pause terminals, and construction and installation of large-scale networks based on BOT and BOO contracts. Sale of services includes access to and communication via satellites ("space segment"), installation of equipment, telephone services, internet services, consulting, on-line network monitoring, network maintenance, field services and repair services.

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

If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on a relative stand-alone selling price (“SSP”) basis.

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

Revenues from long-term contracts under which the Company provides significant construction to the customer's specifications and networks operation and maintenance (mostly governmental projects) are generally recognized over time because of continuous transfer of control to the customer. Specifically, these contracts include construction performance obligations, for which this continuous transfer of control to the customer is based on the fact that the Company’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced according to ASC 606. The Company generally uses the cost-to-cost measure of progress for these construction performance obligations because it best depicts the transfer of control to the customer, which occurs as costs are incurred on the contracts. In the years ended December 31, 2023, 2022 and 2021, the Company recognized revenues from these construction performance obligations in the amounts of $12,926, $16,169 and $22,958, respectively, which are presented under Network Infrastructure and Services operating segment.

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

Stand-alone selling prices for the Company’s products and services provided as part of the long-term contracts with governments are generally not observable, and consequently the Company uses the expected cost plus a reasonable margin approach to estimate a stand-alone selling price. The estimation of SSP requires the exercise of management judgement. The Company typically establishes SSP ranges for its products and services.

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

In addition, the Company has elected to apply the practical expedient for financing component for transactions in which the difference between the payment date and the revenue recognition timing is up to 12 months.

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

The Company pays sales commissions to external sales agents and to its sales and marketing personnel based on their attainment of certain predetermined sales goals. Sales commissions are considered incremental and recoverable costs of obtaining a contract with a customer. Sales commissions are capitalized and amortized upon recognition of the related revenues, consistently with the transfer to the customer of the goods or services to which they relate. Expenses related to these costs are mostly included in selling and marketing expenses in the consolidated statements of income (loss). Such expenses during the years ended December 31, 2023, 2022 and 2021 were $3,330, $3,078, and $3,028, respectively. The capitalized balances related to these costs as of December 31, 2023 and 2022 were $2,383 and $3,161, respectively.

n.	Selling and marketing expenses:

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

Warranty provisions amounted to $1,955 and $1,001 as of December 31, 2023 and 2022, respectively.

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

Research and development grants deducted from research and development expenses amounted to $1,043, $641 and $1,695 for the years ended December 31, 2023, 2022 and 2021, respectively.

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

The Company recognizes compensation expenses for the value of its awards, based on the straight-line method over the requisite service period of each of the awards, including awards with graded vesting and no additional conditions for vesting other than service conditions and implements the accelerated method for awards that are subject to performance conditions. The compensation expense associated with performance-based award is adjusted based on the probability of achieving performance targets.

The Company accounts for forfeitures as they occur.

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

The Company classifies interest and penalties on income taxes (which includes uncertain tax positions) as taxes on income. See Note 2(ad) regarding change in accounting principle.

t.	Concentrations of credit risks:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term and long-term restricted cash, trade receivables and contract assets.

As of December 31, 2023 and 2022, the majority of the Company's cash and cash equivalents are invested in dollars with major banks in Israel and the United States. Generally, these cash and cash equivalents may be redeemed upon demand and therefore, management believes that they bear low risk.

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

As of December 31, 2023 and 2022, the Company has an allowance for credit losses in the amounts of $492 and $561, respectively.

The Company has recorded net income from expected credit losses in the amount of $69, $9 and recorded net expenses of $65 for the years ended December 31, 2023, 2022 and 2021, respectively.

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

Severance pay expenses for the years ended December 31, 2023, 2022 and 2021, amounted to $3,403, $3,107 and $2,877, respectively.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

401(k) profit sharing plans:

The Company has a number of savings plans in the United States that qualify under Section 401(k) of the current Internal Revenue Code as a "safe harbor" plan. The Company makes a mandatory contribution to the 401(k) plan to satisfy certain non-discrimination requirements under the Internal Revenue Code. This mandatory contribution is made to all eligible employees. The contribution costs for all the plans were $631, $603 and $545 for the years ended December 31, 2023, 2022 and 2021, respectively.

v.	Fair value of financial instruments:

In accordance with ASC 820, "Fair Value Measurements and Disclosures", fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.

A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

Level 1 -	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 -	Include inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 -	Unobservable inputs for the asset or liability.

The carrying amounts of cash and cash equivalents, restricted cash, trade receivables, contract assets, other current assets, trade payables, accrued expenses, credit facility and other current liabilities approximate their fair value due to the short-term maturities of such instruments.

For additional details, see Note 18.

w.	Earnings per share:

In accordance with ASC 260, "Earnings per Share", basic earnings (losses) per share is computed based on the weighted average number of ordinary shares outstanding during each period. Diluted earnings (losses) per share is computed based on the weighted average number of ordinary shares outstanding during each period, plus dilutive potential ordinary shares considered outstanding during the period. The total number of potential shares related to the outstanding options from the 2008 Plan, as defined in Note 11, excluded from the calculations of diluted earnings (losses) per share, as they would have been anti-dilutive, were 5,676,237, 3,441,644 and 3,099,144 for the years ended December 31, 2023, 2022 and 2021, respectively.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In addition, the potential ordinary shares related to DPI’s acquisition (see Note 17), were also excluded from the calculations of diluted earnings per share, as they would have been anti-dilutive.

Awards that are contingently issuable upon the achievement of specified performance conditions (see Note 17) are included in the diluted earnings per share calculation based on the number of shares that would be issuable if the end of the period was the end of the contingency period.

x.	Derivatives and hedging activities:

ASC 815, "Derivatives and Hedging" ("ASC 815"), as amended, requires the Company to recognize all derivatives on the consolidated balance sheets at fair value. Derivatives that are not hedges must be adjusted to fair value through income (loss).

If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income (loss) until the hedged item is recognized in earnings. Gains and losses on the derivatives instruments that are designated and qualify as a cash flow hedge are recorded in accumulated other comprehensive loss and reclassified into earnings in the same accounting period in which the designated forecasted transaction or hedged item materialized, see Note 10.

The Company measured the fair value of forward contracts in accordance with ASC 820 (classified as Level 2).

The Company entered into forward option contracts to hedge against part of the risk of changes in future cash flow from payments of payroll and related expenses denominated in New Israeli Shekels ("NIS").

y.	Comprehensive income (loss):

The Company accounts for comprehensive income (loss) in accordance with ASC 220, "Comprehensive Income". Other comprehensive income (loss) generally represents all changes in shareholders' equity during the period except those resulting from investments by, or distributions to, shareholders, issuance of ordinary shares and stock-based compensation. The Company’s items of other comprehensive income (loss) relate to hedging contracts and foreign currency translation adjustments.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following tables show the components of accumulated other comprehensive loss, as of December 31, 2023 and 2022:

	December 31, 2023
	Foreign currency translation adjustments	Unrealized gains (losses) on cash flow hedges	Total

Beginning balance	$(6,212)	$(635)	$(6,847)

Other comprehensive income (loss) before reclassifications	217	(1,290)	(1,073)
Amounts reclassified from accumulated other comprehensive loss	-	2,605	2,605

Net current-period other comprehensive income	217	1,315	1,532

Ending balance	$(5,995)	$680	$(5,315)

	December 31, 2022
	Foreign currency translation adjustments	Unrealized gains (losses) on cash flow hedges	Total

Beginning balance	$(6,365)	$8	$(6,357)

Other comprehensive income (loss) before reclassifications	153	(2,822)	(2,669)
Amounts reclassified from accumulated other comprehensive loss	-	2,179	2,179

Net current-period other comprehensive income (loss)	153	(643)	(490)

Ending balance	$(6,212)	$(635)	$(6,847)

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

z.	Leases:

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

aa.	Business combination

The Company applies ASC 805, “Business Combinations”. ASC 805 requires recognition of assets acquired, liabilities assumed and non-controlling interest in the acquired entity at the acquisition date, measured at their fair values as of that date. This ASC also requires contingent consideration to be recorded on the acquisition date and acquisition-related deal costs to be expensed as incurred. In addition, changes in the valuation allowance related to acquired deferred tax assets and in acquired income tax position are to be recognized in earnings.

Contingent consideration payments in business combination are accounted for as liabilities under ASC 815, Derivatives and Hedging. These liabilities are carried at fair value, which was estimated by applying a probability-based model. The contingent consideration liabilities are recorded at fair value at the end of each reporting period with changes in estimated fair values recorded in “Other expenses (income), net” in the consolidated statements of income (loss).

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ab.	Short-term deposits:

Short-term deposits are deposits with maturities of more than three months but less than twelve months as of the consolidated balance sheets date.

ac.	Reclassifications:

Certain amounts in prior periods have been reclassified to conform to the current period presentation.

ad.
Change in accounting policy:

Prior to 2023, the Company reported any interest related to Taxes on income as a component of Financial income (expenses), net and reported any related penalties as a component of Operating expenses. In 2023, the Company elected to change its method of accounting for tax related interest and penalties from Financial income (expenses), net and Operating expenses to the Taxes on income line in the Consolidated Statements of Income (Loss). The revised classification is more appropriate under the circumstances for the following reasons:

1.
The acquisition of DPI (see Note 17) in November 2023 has introduced external debts into the Company’s balance sheet and interest expenses arising from these debts into the Company’s consolidated statement of income (loss).

In the context of this event, the Company believes it is preferable for the Financial expense, net line in the consolidated statement of income (loss) to exclude interest related to taxes on income, and reflect mostly interest expense relating to these debts, foreign exchange rates changes and interest income from deposits.

2.
The revised policy is better aligned with the accounting policy followed by the Company’s publicly listed competitors and will lead to enhanced comparability.

This accounting policy change had an immaterial effect on the consolidated statements of income (loss) in the years ended December 31, 2022 and 2021. Therefore, the Company did not make retrospective adjustments to its comparative financial statements.

During the years ended December 31, 2023, 2022, and 2021 interest and penalties related to income tax were immaterial.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ae.	Recently issued and adopted accounting pronouncement:

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which requires that an entity (acquirer) recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606, Revenue from Contracts with Customers. The ASU is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, with early adoption permitted, and should be adopted prospectively to business combinations occurring on or after the effective date of the amendments. The Company applied this standard for the acquisition of DPI (see Note 17).

af.	Recently issued accounting pronouncements – not yet adopted:

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Taxes Disclosures, which requires greater disaggregation of income tax disclosures. The new standard requires additional information to be disclosed with respect to the income tax rate reconciliation and income taxes paid disaggregated by jurisdiction. This ASU should be applied prospectively for fiscal years beginning after December 15, 2024, with retrospective application permitted. The Company is evaluating the impacts of this guidance on the Company’s consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires companies to enhance the disclosures about segment expenses. The new standard requires the disclosure of the Company’s Chief Operating Decision Maker (CODM), expanded incremental line-item disclosures of significant segment expenses used by the CODM for decision-making, and the inclusion of previous annual only segment disclosure requirements on a quarterly basis.

This ASU should be applied retrospectively for fiscal years beginning after December 15, 2023, and early adoption is permitted. The Company is evaluating the impacts of this guidance on the Company’s consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:-	INVENTORIES

a.	Inventories are comprised of the following:

	December 31,
	2023	2022

Raw materials, parts and supplies	$11,993	$6,086
Work in progress and assembled raw materials	9,392	10,294
Finished products	17,140	16,644

	$38,525	$33,024

b.	Inventory net write-offs amounted to $3,674, $2,805 and $3,361 for the years ended December 31, 2023, 2022 and 2021, respectively.

NOTE 4:-	PROPERTY AND EQUIPMENT, NET

a.	Property and equipment, net is comprised of the following:

	December 31,
	2023	2022
Cost:

Buildings and land	$83,775	$83,436
Computers, software and electronic equipment	64,262	59,047
Network equipment	39,473	35,749
Office furniture and equipment	4,108	3,911
Vehicles	299	266
Leasehold improvements	2,784	2,525

	194,701	184,934
Accumulated depreciation	120,386	108,356

Depreciated cost	$74,315	$76,578

The Company recorded a reduction of $419, $622, and $10,349 to the cost and accumulated depreciation of fully depreciated property and equipment that are no longer in use for the years ended December 31, 2023, 2022 and 2021, respectively.

b.	Depreciation expenses amounted to $12,690, $11,277 and $10,549 for the years ended December 31, 2023, 2022 and 2021, respectively.

c.
The Company leases part of its buildings as office space to others. The gross income generated from such leases amounted to approximately $5,401, $5,448 and $5,552 for the years ended December 31, 2023, 2022 and 2021, respectively. These amounts do not include the corresponding offsetting expenses related to this income.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4:-	PROPERTY AND EQUIPMENT, NET (Cont.)

d.
During the year ended December 31, 2021, a property of the Company in Germany was classified as held for sale. During the year ended December 31, 2022, the property was derecognized from the consolidated balance sheets. The Company recognized impairment of $771 and $651 in the consolidated statements of income (loss) for the year ended December 31, 2022 and 2021, respectively.

e.
During the year ended December 31, 2023, the Company entered into a definitive agreement for the sale of a real estate property in Bulgaria for $2,168. The Company recognized a capital gain of $2,084, which is presented under “Other operating expenses (income), net” in the consolidated statements of income (loss) for the year ended December 31, 2023.

NOTE 5:-	DEFERRED REVENUES

Deferred revenues as of December 31, 2023 and 2022 were $15,700 and $8,162, respectively, and primarily relate to revenues that are recognized over time for service contracts. Approximately $6,010 out of the balance as of December 31, 2022 was recognized as revenues during the year ended December 31, 2023.

The balance of deferred revenues approximates the aggregate amount of the billed and collected amount allocated to the unsatisfied performance obligations at the end of reporting period.

The aggregate estimated amount of the transaction price allocated to performance obligations from contracts with customers that have an original expected duration of more than one year and that are unsatisfied (or partially unsatisfied) as of December 31, 2023 is approximately $346,282. Such unsatisfied performance obligations, other than for large scale governmental projects (expected to be recognized over periods of approximately 6-12 years), principally relate to contracts in which the Company committed to provide customer care services, extended warranty on equipment delivered to its customers or other services for an original period of more than one year.

The Company elected to use the exemption of not disclosing the prices allocated to performance obligations that are unsatisfied (or partially unsatisfied) as of the end of the reporting period, that are part of contracts that have an original expected duration of one year or less.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6:-	INTANGIBLE ASSETS, NET

a.	Intangible assets, net comprised of the following:

	December 31,
	2023	2022
Original amounts:

Technology	$43,697	$42,504
Customer relationships	15,388	4,466
Marketing rights and patents	3,421	3,421
Backlog	2,564	-
Trademark	1,775	-

	66,845	50,391
Accumulated amortization:

Technology	42,523	42,504
Customer relationships	4,557	4,466
Marketing rights and patents	3,301	3,112
Backlog	398	-
Trademark	15	-
	50,794	50,082

	$16,051	$309

b.	Amortization expenses amounted to $712, $331 and $442 for the years ended December 31, 2023, 2022 and 2021, respectively.

c.	Estimated amortization expenses for the following years are as follows:

Year ending December 31,

2024	$3,281
2025	996
2026	996
2027	996
2028	996
2029 onwards	8,786

$16,051

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:-	GOODWILL

The following table represents the changes in goodwill per operating segment:

	Satellite Networks	Integrated Solutions	Total

Balance as of December 31, 2022 *)	$18,916	$24,552	$43,468
Addition from acquisition (see Note 17)	11,272	-	11,272
Balance as of December 31, 2023 *)	$30,188	$24,552	$54,740

*) Net of accumulated impairment losses of $ 62,179.

NOTE 8:-	COMMITMENTS AND CONTINGENCIES

a.	Commitments with respect to space segment services:

The Company provides its customers with space segment capacity services, which are purchased from third parties. Future minimum payments due for space segment services to be rendered subsequent to December 31, 2023, are as follows:

Year ending December 31,

2024	4,529
2025	3,390
2026	2,542
$10,461

Space segment services expenses during the years ended December 31, 2023, 2022 and 2021 were $7,107, $7,395 and $8,966, respectively.

b.
In 2023 and 2022, the Company's primary material purchase commitments were with inventory suppliers. The Company's material inventory purchase commitments are based on purchase orders, or on outstanding agreements with some of the Company's suppliers of inventory. As of December 31, 2023 and 2022, the Company's major outstanding inventory purchase commitments amounted to $47,417 and $60,979, respectively, all of which were orders placed or commitments made in the ordinary course of its business. As of December 31, 2023 and 2022, $31,798 and $32,509, respectively, of these orders and commitments were from suppliers which can be considered sole or limited in number.

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

The royalty payments are at a rate of 3% to 5% based on the sales of the Company, up to full repayment of 100% of the grants received from the IIA linked to the dollar plus payment of interest at a rate equal to the twelve-month LIBOR. The obligation to pay these royalties is contingent upon actual sales of the products and services, and in the absence of such sales, no payment is required. In addition, the Company received grants which are non-royalty bearing. The technology developed with the funding provided by these grants (which is embodied in the Company’s products) may not be transferred, without appropriate governmental approvals. Such approvals, if granted, may involve penalties payable to the Israeli authorities as well as increased royalty payments to the Innovation Authority for royalty-bearing programs. The Company recorded income from IIA grants for the years ended December 31, 2023, 2022 and 2021 in the amount of $1,043, $418 and $1,687, respectively.

As of December 31, 2023, the Company had a contingent liability to pay royalties in the amount of approximately $1,481.

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

As of December 31, 2023, the Company had a contingent liability to pay royalties in the amount of approximately $390.

d.	Litigation:

1.
In 2003, the Brazilian tax authority filed a claim against the Company’s inactive subsidiary in Brazil, SPC International Ltda., for the payment of taxes allegedly due from the subsidiary. After numerous hearings and appeals at various appellate levels in Brazil, the Supreme Court ruled against the subsidiary in final non-appealable decisions published in June 2017. As of December 31, 2023, the total amount of this claim, including interest, penalties and legal fees is approximately $7,828, of which approximately $835 is the principal. The Brazilian tax authorities initiated foreclosure proceedings against the subsidiary and certain of its former managers. The foreclosure proceedings against the former managers were cancelled by court in a final and non-appealable decision issued in July 2017.

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

2.
In 2014, the Company’s Peruvian subsidiary, Gilat To Home Peru S.A., ("GTH"), initiated arbitration proceedings in Lima against the Ministry of Transport and Communications of Peru, ("MTC"), and the Programa Nacional de Telecomunicaciones ("Pronatel"). The arbitration was related to the Pronatel projects awarded to the Company in 2000-2001. Under these projects, GTH provided fixed public telephony services in rural areas of Peru. GTH’s main claim was related to damages caused by the promotion of mobile telephony in such areas by the Peruvian government in the years 2011-2015. In June 2018, the arbitration tribunal issued an arbitration award ordering MTC and Pronatel to pay GTH approximately $13,500. The arbitration award in favor of GTH was confirmed by the Peruvian Superior Court, which ordered MTC and Pronatel in November 2020 to pay the arbitration-award amount. Following the Superior Court’s decision, GTH has initiated collection procedures against MTC and Pronatel. In 2023, the first payment of approximately $3,213 was collected by GTH and was recognized as income under "Other operating expenses (income), net" in the consolidated statements of income (loss) for the year ended December 31, 2023. See Note 14.

3.
In October 2019, GTH initiated additional arbitration proceedings against MTC and Pronatel based on similar grounds for the years 2015-2019. In June 2022, the arbitration tribunal issued an arbitration award ordering MTC and Pronatel to pay GTH approximately $15,000, In September 2022 MTC filed an annulment action against the award and in parallel, in October 2022 GTH initiated an enforcement process for collection of the awarded amount. The Company recognized an expense of $251, due to legal success fees, under "Other operating expenses (income), net" in the consolidated statements of income (loss) for the year ended December 31, 2023. See Note 14. Based on the advice of counsel, the Company believes that the chances of success of the proceedings seeking to annul the award are remote.

4.
In 2018, Gilat Networks Peru S.A. ("GNP"), the Company’s subsidiary in Peru, won a government bid for two additional regional projects in the Amazonas and Ica regions in Peru for Pronatel with a contractual value of approximately $154,000. GMC Engineering Solutions and SATEL Comunicaciones y Datos, two of the three entities comprising the losing bidder consortium, applied to the superior court in Lima to cancel the bid and injunction against the award.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:-	COMMITMENTS AND CONTINGENCIES (Cont.)

The plaintiff failed to receive the sought for injunction cancelling the bid and prohibiting the award.

5.
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

As of December 31, 2023, the aggregate amount of bank guarantees outstanding in order to secure the Company's various obligations was approximately $88,935, including an aggregate of approximately $84,538 on behalf of its subsidiaries in Peru. In order to secure these guarantees the Company provided a floating charge on its assets as well as other pledges, including a fixed pledge, on certain assets and property. In addition, the Company has approximately $775 of restricted cash to secure some of those guarantees.

Under the arrangements with banks that provide credit line for guarantees, the Company is required to observe certain conditions. As of December 31, 2023, the Company follows these conditions. The Company’s credit and guarantee agreements also contain various restrictions and limitations that may impact the Company. These restrictions and limitations relate to incurrence of indebtedness, contingent obligations, negative pledges, liens, mergers and acquisitions, change of control, asset sales, dividends and distributions, redemption or repurchase of equity interests and certain debt payments. The agreements also stipulate a floating charge on Company’s assets to secure the fulfillment of Company’s obligations to banks as well as other pledges, including a fixed pledge, on certain assets and property.

All of the above guarantees are performance guarantees for the Company's own performance, in accordance with ASC 460, "Guarantees" ("ASC 460"), such guarantees are excluded from the scope of ASC 460. The Company has not recorded any liability for such amounts, since the Company expects that its performance will be acceptable. To date, no guarantees have been exercised against the Company.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:-	LEASES

The Company entered into various non-cancelable operating lease agreements for certain of their offices, facilities and equipment, expiring between 2023 and 2027. Components of operating lease expense were as follows:

	Year ended December 31,
	2023	2022	2021

Operating lease expenses *)	$2,714	$2,054	$2,167
Short-term lease expenses	560	355	224
Total lease expenses	$3,274	$2,409	$2,391

*) Operating lease expenses were mainly paid in cash during the years ended December 31, 2023, 2022 and 2021.

As of December 31, 2023 and 2022, the Company’s operating leases had a weighted average remaining lease term of 2.12 and 2.26 years, respectively, and a weighted average discount rate of 5.34% and 4.8%, respectively.

Future lease payments under operating leases as of December 31, 2023 are as follows:

2024	2,898
2025	1,831
2026	1,094
2027	4
Total future lease payments	5,827
Less imputed interest	379
Total lease liability balance	$5,448

NOTE 10:-	DERIVATIVE INSTRUMENTS

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

The Company recognized losses related to derivative instruments, within payroll expenses, included under Cost of revenues and Operating expenses in the consolidated statements of income (loss) of $2,605, $2,162 and $125 for the years ended December 31, 2023, 2022 and 2021, respectively. The notional amounts of hedging contracts were $24,267 and $32,227 as of December 31, 2023 and December 31, 2022, respectively.

The fair value of derivative instruments in the consolidated balance sheets, which are presented under Other current assets and Other current liabilities, amounted to $680 and ($635) as of December 31, 2023 and December 31, 2022, respectively.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 10:-	DERIVATIVE INSTRUMENTS (Cont.)

The estimated net amount of the existing profit that is reported in accumulated other comprehensive income as of December 31, 2023 that is expected to be reclassified into consolidated statement of income (loss) within the next twelve months is $680.

NOTE 11:-	SHAREHOLDERS' EQUITY

a.	Share capital:

Ordinary shares confer upon their holders voting rights, the right to receive cash dividends and the right to share in excess assets upon liquidation of the Company.

b.	Stock option plans:

Description of plans:

In October 2008, the Company's Board of Directors adopted the 2008 Stock Incentive Plan (the "2008 Plan") with 1,000,000 shares or stock options available for grant and a sub-plan to enable qualified optionees certain tax benefits under the Israeli Income Tax Ordinance. Among the incentives that may be adopted are stock options, performance share awards, performance share unit awards, restricted shares, RSUs awards and other stock-based awards. During the years commencing in 2010 and through December 31, 2023, the Company's Board of Directors approved, in the aggregate, an increase of 10,441,761 shares to the number of shares available for grant under the 2008 Plan, bringing the total number of shares available for grant to 11,441,761. As of December 31, 2023, no shares were available for future grants under the 2008 Plan.

After the end of the reporting period, on February 25, 2024 the Company's Board of Directors approved an increase of 70,000 shares to the number of shares available for grant under the Company's 2008 Share Incentive Plan.

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

Options granted to employees and directors:

The fair value of the Company's stock options granted in the years ended December 31, 2023, 2022 and 2021 was estimated using the following weighted average assumptions:

	Year ended December 31,
	2023	2022	2021

Risk free interest	3.57%-4.58%	1.41%-4.15%	0.26%-1.14%
Dividend yields	0%	0%	0%
Volatility	52.77%-53.87%	51.45%-52.95%	41.09%-50.62%
Expected term (in years)	3.85-3.92	3.92-4.00	4.00-4.04

A summary of employees’ and directors’ option balances under the 2008 Plan as of December 31, 2023 and changes during the year then ended are as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value (in thousands)

Outstanding at January 1, 2023	3,441,644	$8.1	4.1	$80

Granted	2,807,500	$5.9
Exercised	(97,268)	$5.3
Forfeited and cancelled	(472,101)	$9.9

Outstanding as of December 31, 2023	5,679,775	$6.9	4.2	$817

Exercisable as of December 31, 2023	1,562,275	$8.0	2.8	$55

The weighted-average grant-date fair value of options granted during the years ended December 31, 2023, 2022 and 2021 were $2.50, $3.08 and $2.72, respectively.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	SHAREHOLDERS' EQUITY (Cont.)

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing stock price and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on that date. These amounts changed based on the fair market value of the Company's stock. Total intrinsic value of options exercised for the years ended December 31, 2023, 2022 and 2021 was $104, $565 and $14,318, respectively.

Additional stock-based compensation data:

As of December 31, 2023, there was $8,326 of unrecognized compensation costs related to non-vested stock-based compensation arrangements granted under the 2008 Plan. The cost is expected to be recognized over a weighted-average period of 2.96 years.

c.	As part of DPI’s acquisition, the Company issued ordinary shares and might issue additional ordinary shares in the future upon meeting certain criteria. For additional details, see Note 17.

d.
During the years ended December 31, 2023, 2022 and 2021, the stock-based compensation expenses, including with respect to the Service Based Earn-Out and the Bonus Amount as defined in Note 17, were recognized in the consolidated statement of income (loss) in the following line items:

	Year ended December 31,
	2023	2022	2021

Cost of revenues of products	$185	$147	$137
Cost of revenues of services	222	146	140
Research and development expenses, net	654	427	304
Selling and marketing expenses	417	456	422
General and administrative expenses	1,945	1,044	301

	$3,423	$2,220	$1,304

e.	Dividends:

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

2.	The Company has not adopted a policy regarding the distribution of dividends.

3.	Pursuant to the terms of a bank agreement, the Company is restricted from paying cash dividends to its shareholders without initial approval from the bank.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	TAXES ON INCOME

a.	Israeli taxation:

1.	Corporate tax rates:

Generally, income of Israeli companies is subject to corporate tax. The corporate tax rate in Israel was 23% in 2023, 2022 and 2021.

2.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the "Law"):

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

The period of benefits of the Benefitted Enterprises under the 2011 election expired in 2023. As of December 31, 2023, the Company did not generate taxable income from the Benefitted Enterprises.

Income from sources other than a Benefitted Enterprise during the benefit period is subject to tax at the regular corporate tax rate (23% in 2023, 2022 and 2021).

On January 1, 2011, new legislation that constitutes a major amendment to the Law was enacted (the "Amendment Legislation"). Under the Amendment Legislation, a uniform rate of corporate tax would apply to all qualified income of certain industrial companies, as opposed to the law's incentives that were limited to income from Benefitted Enterprises during their benefits period. According to the Amendment Legislation and following amendments, the applicable tax rate for 2016 and onwards was set at 7.5% in geographical areas in Israel designated as Development Zone A and 16% elsewhere in Israel. The profits of these Industrial Companies may be distributable as dividends, subject to a 20% withholding tax (or lower, under an applicable tax treaty). The Company is not located in Development Zone A.

Under the transitory provisions of the Amendment Legislation, the Company may have elected whether to irrevocably implement the new law in its Israeli company while waiving benefits provided under Benefitted Enterprise or keep implementing Benefitted Enterprise during the relevant years. Opting for the new law is permissible at any stage.

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

The 2021 Budget Law also offered a temporary tax relief for releasing trapped earnings, lowering the tax rate by up to 60%, effective for one year from November 15, 2021. In 2022, the Company utilized this relief to release trapped earnings, resulting in a one-time expense of $12,880 which was recorded under Taxes on income in the consolidated statement of income (loss).

b.	Taxes on income on non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed according to the tax laws in their respective domiciles of residence. The Company has not made any provisions relating to undistributed earnings of the Company's foreign subsidiaries since the Company has no future plans to distribute such earnings. If earnings are distributed to Israel in the form of dividends or otherwise, the Company may be subject to additional Israeli taxes on income (subject to an adjustment for foreign tax credits) and foreign withholding taxes. As of December 31, 2023, the amount of undistributed earnings of non-Israeli subsidiaries, which is considered indefinitely reinvested, was $4,690 with a corresponding unrecognized deferred tax liability of $644.

c.	Carryforward tax losses and credits:

As of December 31, 2023, the Company had operating loss carryforwards for Israeli income tax purposes of approximately $53,821 which may be offset indefinitely against future taxable income.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	TAXES ON INCOME (Cont.)

As of December 31, 2023 and 2022, the Company had capital loss carryforwards for Israeli tax purposes which may be offset indefinitely against future capital gains. the Company doesn’t expect future utilization of such carry forwards losses and accordingly records full valuation allowance.

As of December 31, 2023, a U.S. subsidiary had approximately $10,873 of carryforward tax losses for state tax purposes which can be utilized up to 20 years since incurred, with expiration commencing in 2028. The above U.S subsidiary also had R&D credits carryforwards for federal tax purposes of approximately $2,699 and for state tax purposes of approximately $4,892.

The Company has carryforward tax losses relating to other subsidiaries in Europe and Latin America of approximately $41,050 (which can be utilized indefinitely) and $42,692 ($35,747 can be utilized up to 4 years since incurred, with expiration commencing in 2024, and $6,945 can be utilized indefinitely), as of December 31, 2023, respectively.

d.	Deferred taxes:

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and carryforward tax losses and credits. Significant components of the Company's deferred tax liabilities and assets are as follows:

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	TAXES ON INCOME (Cont.)

		December 31,
		2023	2022
1.	Provided in respect of the following:
	Gross deferred tax assets:
	Carryforward tax losses and credits *) **)	$35,636	$42,344
	Property, equipment and intangibles	29,055	26,249
	Inventory accrual	1,460	1,828
	Vacation accrual	686	979
	Supplementary tax advances	1,274	1,002
	Deferred revenues	193	367
	Research and development costs	5,167	2,531
	Other temporary differences	1,860	3,332

	Gross deferred tax assets	75,331	78,632

	Valuation allowance	(56,491)	(56,169)

	Net deferred tax assets	18,840	22,463

	Gross deferred tax liabilities:
	Property, equipment and intangibles	(7,042)	(3,703)
	Other temporary differences	(314)	(495)

	Gross deferred tax liabilities	(7,356)	(4,198)

	Net deferred tax assets	$11,484	$18,265

*)	The amounts are presented after reduction for unrecognized tax benefits of $2,860 and $2,617 as of December 31, 2023 and 2022, respectively.

**)	Excluding capital losses carryforwards, which are not part of the Company’s on-going business, and for which the Company records full valuation allowance, see Note 12c.

2.
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

3.
During the year ended December 31, 2023, the Company increased valuation allowance by $322, resulting mainly from changes relating to carryforward tax losses and some temporary differences, as described above. The Company provided valuation allowance for a portion of the deferred taxes related to carryforward losses and other temporary differences that management believes are not more likely than not to be realized in the foreseeable future.

e.	Reconciling items between the statutory tax rate of the Company and the actual taxes on income:

	Year ended December 31,
	2023	2022	2021

Income before taxes on income, as reported in the consolidated statements of income (loss)	$28,194	$7,135	$459

Statutory tax rate	23.0%	23.0%	23.0%

Theoretical taxes on income	$6,485	$1,641	$105
Currency differences	(1,212)	621	3,393
Tax adjustment in respect of different tax rates	501	(883)	(968)
Changes in valuation allowance	322	1,999	1,823
Expiration of carryforward tax losses	2,814	1,517	1,032
Exempt subsidy income	(5,257)	(6,758)	(6,353)
Release of trapped earnings	-	12,880	-
Nondeductible expenses and other differences	1,037	2,046	4,460

	$4,690	$13,063	$3,492

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	TAXES ON INCOME (Cont.)

f.	Taxes on income included in the consolidated statements of income (loss):

	Year ended December 31,
	2023	2022	2021

Current	$2,380	$14,940	$1,140
Deferred	2,310	(1,877)	2,352

	$4,690	$13,063	$3,492

	Year ended December 31,
	2023	2022	2021

Domestic	$2,938	$12,154	$2,719
Foreign	1,752	909	773

	$4,690	$13,063	$3,492

g.	Income (loss) before taxes on income:

	Year ended December 31,
	2023	2022	2021

Domestic	$24,532	$(7,523)	$(5,537)
Foreign	3,662	14,658	5,996

	$28,194	$7,135	$459

h.	Unrecognized tax benefits:

A reconciliation of the beginning and ending gross amount of unrecognized tax benefits is as follows:

	December 31,
	2023	2022

Balance at beginning of year	$2,908	$2,842
Increase (decrease) in tax positions for prior years, net	212	(129)
Increase in tax positions for current year	277	195

Balance at the end of year **)	$3,397	$2,908

**)
The amounts for the years ended December 31, 2023 and 2022 include $2,860 and $2,617, respectively, of unrecognized tax benefits which are presented as a reduction from deferred tax assets, see Note 12d.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	TAXES ON INCOME (Cont.)

The unrecognized tax benefits included accrued penalties and interest of $114 and $101 as of December 31, 2023 and 2022, respectively. During the years ended December 31, 2023, 2022 and 2021, the Company recorded expense (income) of $194, ($131) and ($40) on the unrecognized tax benefits, respectively.

The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate of the Company for the year ended December 31, 2023 is $1,812.

i.
The Company and its subsidiaries file income tax returns in Israel and in other jurisdictions of its subsidiaries. The Company's Israeli tax assessments through 2019 are considered final. As of December 31, 2023, the tax returns of the Company’s main subsidiaries are still subject to audits by the tax authorities for the tax years 2018 through 2022.

NOTE 13:-	SUPPLEMENTARY CONSOLIDATED BALANCE SHEETS INFORMATION

a.	Other current assets:

	December 31,
	2023	2022

Governmental authorities *)	$3,186	$3,604
Prepaid expenses	6,227	6,404
Deferred charges	8,320	4,090
Advance payments to suppliers	3,716	2,418
Other	2,850	2,767

$24,299	$19,283

*) Under the provisions of the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) the Company was eligible for a refundable Employee Retention Credit subject to certain criteria. During the year ended December 31, 2021, the Company recognized on the Company’s Consolidated Statements of Income (loss), Employee Retention Credits in the amount of $2,966 which was recorded as a reduction of $1,679 to Cost of Revenues and $1,287 to Operating Expenses. As of December 31, 2023 and 2022, the Company had a $952 receivable balance from the United States government related to the CARES Act.

b.	Other current liabilities:

	December 31,
	2023	2022

Payroll and related employee accruals	$14,017	$13,157
Governmental authorities	2,301	8,383
Other	113	751
	$16,431	$22,291

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-	SUPPLEMENTARY CONSOLIDATED BALANCE SHEETS INFORMATION (Cont.)

c.	Credit facility:

			December 31,
	Interest rate	Maturity	2023

Credit facility from bank:	U.S. Prime Plus 2.25%	2024	$7,453

One of the Company’s subsidiaries has a $12,000 revolving credit facility agreement with a U.S. based bank. The credit line is secured by several collaterals and subject to a borrowing base availability applying a certain percentage to eligible current assets.

d.	Long-term loan:

	Interest rate	Maturity	December 31, 2023

Other loan:	14%	2026	$2,000

One of the Company’s subsidiaries has a loan agreement with one of its former shareholders.

e.	Other long-term liabilities:

	December 31,
	2023	2022

Earn-Out Consideration, Holdback Amount and Bonus Amount (see Note 17)	$11,982	$-
Long-term governmental authorities	-	5,829
Other	934	159

	$12,916	$5,988

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-	SELECTED CONSOLIDATED STATEMENTS OF INCOME (LOSS) DATA

a.	Other operating expenses (income), net:

	Year ended December 31,
	2023	2022	2021
Capital gain from disposal of property	$(2,084)	$-	$-
Income from arbitrations in Peru, net	(2,962)	-	-
Income from legal procedure in the Philippines	(5,357)	-	-
Mergers and acquisitions related expenses	1,550	438	-
Others, net	82	-	-
	$(8,771)	$438	$-

b.	Financial income (expenses), net:

	Year ended December 31,
	2023	2022	2021
Income:

Interest on cash equivalents, short-term deposits and restricted cash	$3,710	$980	$315
Other	46	18	611

	3,756	998	926
Expenses:

Interest with respect to loan and credit facility	(232)	-	-
Exchange rate differences, net	(35)	(2,019)	(543)
Bank charges including guarantees	(1,581)	(1,752)	(1,986)
Revaluation of investment in a convertible debt	(1,401)	-	-
Other	(398)	(45)	(119)

	(3,647)	(3,816)	(2,648)

Total financial income (expenses), net	$109	$(2,818)	$(1,722)

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 14:-	SELECTED CONSOLIDATED STATEMENTS OF INCOME (LOSS) DATA (Cont.)
c.	Earnings (losses) per share:

The following table sets forth the computation of basic and diluted earnings (losses) per share:

1.	Numerator:

	Year ended December 31,
	2023	2022	2021

Net income (losses) available to holders of ordinary shares	$23,504	$(5,928)	$(3,033)

2.Denominator:

	Year ended December 31,
	2023	2022	2021

Weighted average number of shares	56,668,999	56,591,994	56,401,074
Add - stock options	3,538	-	-

Denominator for diluted earnings (losses) per share - adjusted weighted average shares assuming exercise of stock options	56,672,537	56,591,994	56,401,074

NOTE 15:-	CUSTOMERS, GEOGRAPHIC AND SEGMENT INFORMATION

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

The Company operates in three operating segments, as follows:

•
Satellite Networks is focused on developing and supplying networks that are used as the platform that enables the latest satellite constellations of high throughput satellites ("HTS"), very high throughput satellites ("VHTS") and Non-GEO-Stationary Orbit ("NGSO") opportunities worldwide. The segment provides advanced broadband satellite communication networks and associated professional services and comprehensive turnkey solutions and managed satellite network services solutions. Segment’s customers are service providers, satellite operators, MNOs, Telcos, large enterprises, system integrators, defense, homeland security organizations and governments worldwide. Principal applications include IFC, cellular backhaul, maritime, social inclusion solutions, government, defense and enterprise networks and are driving meaningful partnerships with satellite operators to leverage the segment’s technology and breadth of services to deploy and operate the ground-based satellite communication networks. The segment’s product portfolio includes a leading satellite network platform with high-speed VSATs, high performance on-the-move antennas, BUCs and transceivers, as well as multi-band DKET terminals, and durable, ultra-portable terminals for quick connectivity in remote locations.

•
Integrated Solutions is focused on developing, manufacturing and supplying products and solutions for mission-critical defense and broadcast satellite communications systems, advanced on-the-move and on-the-pause satellite communications equipment, systems and solutions, including airborne, ground-mobile satellite systems and solutions. The integrated solutions product portfolio comprises of leading high-efficiency, high-power SSPAs, BUCs and transceivers with a field-proven, high-performance variety of frequency bands. The segment’s customers are satellite operators, IFC service providers, defense and homeland security system integrators, and NGSO gateway integrators.

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

a.	Information on the reportable operating segments:

1.
The measurement of operating income (loss) in the reportable operating segments is based on the same accounting principles applied in these consolidated financial statements and includes certain corporate overhead allocations.

2.	Financial information relating to reportable operating segments:

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15:-	CUSTOMERS, GEOGRAPHIC AND SEGMENT INFORMATION (Cont.)

	Year ended December 31, 2023
	Satellite Networks	Integrated Solutions	Network Infrastructure and Services	Total

Revenues	$168,527	$46,133	$51,430	$266,090

Operating income (loss)	36,156	(6,799)	(1,272)	28,085
Financial income, net				109
Income before taxes on income				28,194
Taxes on income				4,690
Net income				$23,504

Depreciation and amortization	$6,286	$3,124	$3,992	$13,402

	Year ended December 31, 2022
	Satellite Networks	Integrated Solutions	Network Infrastructure and Services	Unallocated	Total

Revenues	$120,381	$61,376	$58,083	$-	$239,840

Operating income (loss)	5,324	759	4,641	(771)	9,953
Financial expenses, net					(2,818)
Income before taxes on income					7,135
Taxes on income					13,063
Net loss					$(5,928)

Depreciation and amortization	$5,009	$3,093	$3,506	$-	$11,608

	Year ended December 31, 2021
	Satellite Networks	Integrated Solutions	Network Infrastructure and Services	Unallocated	Total

Revenues	$115,408	$50,054	$49,508	$-	$214,970

Operating income (loss)	4,137	1,147	(2,452)	(651)	2,181
Financial expenses, net					(1,722)
Income before taxes on income					459
Taxes on income					3,492
Net loss					$(3,033)

Depreciation and amortization	$7,083	$2,649	$1,259	$-	$10,991

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15:-	CUSTOMERS, GEOGRAPHIC AND SEGMENT INFORMATION (Cont.)

b.	Geographic information:

Revenues attributed to geographic areas, based on the location of the end customers and in accordance with ASC 280, are as follows:

	Year ended December 31,
	2023	2022	2021

United States	$103,389	$96,954	$72,149
Peru	53,187	58,251	49,511
Israel	4,074	2,570	5,923
Others	105,440	82,065	87,387

	$266,090	$239,840	$214,970

c.	The Company’s long-lived assets (property and equipment, net and operating lease right-of-use assets) are located as follows:

	December 31,
	2023	2022

Israel	$59,141	$59,054
United States	9,085	10,202
Peru	5,806	6,025
Other	5,388	5,188

	$79,420	$80,469

d.	The table below represents the revenues from major customers and their segments:

	Year ended December 31,
	2023	2022		2021
Customer A – Network Infrastructure and Services	15%	21%		19%
Customer B – Satellite Networks	15%	*	)	*	)
Customer C – Satellite Networks	14%	*	)	*	)

*) Less than 10%

Customer A is located in Peru, Customer B is located in the United States and Customer C is located in the European Union.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16:-	RELATED PARTY BALANCES AND TRANSACTIONS

a.	The Company entered into a number of agreements with affiliates of the FIMI Opportunity Funds ("FIMI"), formerly the Company's largest shareholder.

b.
As of December 31, 2023 and 2022, FIMI held less than 5% of Company’s share capital and has no representatives on the Company’s board of directors. Accordingly, FIMI and its affiliates are not considered related parties of the Company as of December 31, 2023 and 2022, and during the year ended December 31, 2023.

c.
The transactions with the Company’s related parties during 2022 and 2021 were approved by the Company’s Audit Committee and Board of Directors in accordance with the requirements of the Israeli Companies Law.

d.	Transactions with the related parties:

	Year ended December 31,
	2023			2022	2021

Cost of revenues of products	$	*	)	$134	$1,044

Purchase of property and equipment and inventory	$	*	)	$100	$-

*) Affiliates of FIMI are not considered related parties of the Company during the year ended December 31, 2023.

NOTE 17:-	BUSINESS COMBINATION

In November 2023, the Company acquired DPI, a US based expert systems integrator with a strong focus on the US Department of Defense and the US government sectors.

In accordance with the acquisition method of accounting, the total estimated purchase price consideration for the DPI acquisition was $19,231, subject to working capital adjustments, comprised of the following components:

i.	A closing payment totaling $2,461, made through the issuance of ordinary shares;
ii.	A deferred payment of $820 in ordinary shares, set to be issued as per the terms outlined in the purchase agreement (“Holdback Amount”);
iii.	$4,787 cash paid by the Company to partially settle DPI's outstanding debt and transaction costs; and
iv.	$11,163 Contingent earn-out payments, to be settled using the Company's ordinary shares (“Earn-out Consideration”).

The Earn-out Consideration amounts are based on the financial results of DPI in each of the years ending December 31, 2024, 2025 and 2026 and have a maximum outcome of Company’s ordinary shares issuance to DPI’s seller of 2,419,755.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 17:-	BUSINESS COMBINATION (Cont.)

As of December 31, 2023, the fair value of the Holdback Amount and Earn-out Consideration was $11,621. The Company estimated the fair value of the Earn-out Consideration by utilizing a Monte Carlo simulation and the fair value of the Holdback Amount by multiplying the market share price of the Company in the held-back amount of shares. Changes in the Holdback Amount and Earn-out Consideration fair value are recorded in the consolidated statements of income (loss) under Other operating expenses (income), net.

Under the preliminary purchase price consideration allocation, the Company allocated the purchase price consideration to tangible and identified intangible assets acquired and liabilities assumed based on the preliminary estimates of their fair values (with the exception of exceptions in the purchase method such as contract assets, lease liabilities and assets, tax balances etc.), which were determined using generally accepted valuation techniques based on estimates and assumptions made by management at the time of the acquisition. Such estimates are subject to change during the measurement period which is limited to up to one year from the acquisition date. Any adjustments to the preliminary purchase price consideration allocation identified during the measurement period will be recognized in the period in which the adjustments are determined.

In addition to the purchase price consideration, the Company committed to issue up to 705,245 of the Company’s ordinary shares, to be issued to the seller over a period of approximately three years post-acquisition date, subject to continued service and DPI reaching certain financial results, alongside to the payment of the Earn-Out Consideration (“Service Based Earn-Out”). The Service Based Earn-Out was classified as an equity grant and measured based on the Company's closing share price as of the acquisition date.

Moreover, if all earn-outs will be paid in full, and subject to other conditions, the seller of DPI will be entitled to a one-time bonus of $9,000 to be paid in the Company’s ordinary shares or cash, at the Company’s discretion under certain limitations (“Bonus Amount”). The Bonus Amount was classified as a liability grant. As of December 31, 2023, the Company has recognized a liability in the amount of $360, which was presented under Other long-term liabilities in its balance sheet.

For the year ended December 31, 2023, the Company has recognized $662 expenses related to the Service Based Earn-Out and the Bonus Amount.

As of December 31, 2023, there was $12,781 of unrecognized compensation cost related to the Service Based Earn-Out and the Bonus Amount. This amount is expected to be recognized over a period of three years.

Acquisition-related transaction costs are not included as components of consideration transferred but are accounted for as expenses in the period in which the costs are incurred. The Company incurred transaction costs of $1,550 and $438 during the years ended December 31, 2023 and 2022, respectively, which were included in Other operating expenses (income), net in the consolidated statements of income (loss).

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 17:-	BUSINESS COMBINATION (Cont.)

The following table summarizes the preliminary value of assets acquired and liabilities assumed as of the acquisition date:

Value
Cash and Cash equivalents	680
Trade receivables and contract assets	7,547
Inventories	4,952
Other current assets	1,809
Identified intangible assets	16,454
Goodwill	11,272
Other long-term assets	2,139
Total assets acquired	44,853

Credit facility	9,043
Other current liabilities	9,182
Deferred taxes	4,119
Long-term loan	2,000
Other long-term liabilities	1,278
Total liabilities assumed	25,622

Total purchase price consideration	19,231

Goodwill represents the purchase price consideration paid in excess of the net tangible and intangible assets acquired, and is attributable primarily to expected synergies, economies of scale and the assembled workforce of DPI etc. Goodwill is allocated to the Satellite Networks operating segment and is not deductible for income tax purposes.

The following table summarizes the preliminary estimate of the identified intangible assets and their estimated useful lives as of the acquisition date:

	Fair Value	Average expected useful life
Customer relationships	10,922	15 years
Technology	1,193	8 years
Trademark	1,775	15 years
Backlog	2,564	1.25 years
	16,454

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 17:-	BUSINESS COMBINATION (Cont.)

The stand-alone results of operations of DPI have been included in the consolidated financial statements since the acquisition date. DPI’s revenue and net income included in the Company’s consolidated statement of income (loss) from the acquisition date through December 31, 2023 were $6,194 and $479, respectively.

The following unaudited pro forma combined financial information table presents the results of operations of the Company and DPI as if the acquisition of DPI has been completed on January 1, 2022. The unaudited pro forma financial information includes adjustments primarily related to amortization of the acquired intangible assets, neutralization of transaction costs, recognition of retention bonuses, recognition of share-based compensation associated with issuance of stock options to DPI’s key employees and with the Service Based Earn-Out and the Bonus Amount, which are subject to continued service, as noted above. In addition, the unaudited pro forma financial information assumes no change in the fair value of the Holdback Amount and the Earn-out Consideration.

The unaudited pro forma results have been prepared for illustrative purposes only and are not necessarily indicative of what the actual results of operations of the Company and DPI, combined, would have been due to any synergies, economies of scale, the assembled workforce of DPI etc.

	Year Ended December 31,
	Unaudited
	2023	2022
Revenues	297,596	286,636
Net income (loss)	16,316	(9,200)

NOTE 18:-	FAIR VALUE MEASURMENTS

The Company measured the Holdback Amount fair value by multiplying the closing market share price of the Company in the held-back number of ordinary shares and classified it within Level 1. Hedging contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments. The Earn-Out Consideration is classified within Level 3, as this liability is valued using valuation techniques.

In 2022, the Company invested in a convertible debt of a Canadian company. The Company has elected to measure the convertible debt at fair value with changes in fair value recognized in finance income (expenses), net in the consolidated statement of income (loss). The fair value of the convertible debt is classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments. As of December 31, 2023, the fair value of the convertible debt was determined to be zero. The Company recorded income (loss) in the amounts of ($1,401) and $26 for the years ended December 31, 2023 and 2022, respectively, related to revaluation of the convertible debt.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 18:-	FAIR VALUE MEASURMENTS (Cont.)

	December 31, 2023
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets:
Derivative assets	-	680	-	680

Total financial assets	$-	$680	$-	$680

Liabilities:
Holdback Amount	795	-	-	795
Earn-Out Consideration	-	-	10,826	10,826

Total financial liabilities	$795	$-	$10,826	$11,621

	December 31, 2022
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets:
Convertible debt	-	1,401	-	1,401

Total financial assets	$-	$1,401	$-	$1,401

Liabilities:
Derivative liability	-	635	-	635

Total financial liabilities	$-	$635	$-	$635

The table below presents the changes in the Earn-Out Consideration which was classified as Level 3 and measured at fair value on a recurring basis, in the year ended December 31, 2023:

Fair value at the beginning of the year	$-
Business combination (see Note 17)	11,163
Income from changes in fair value	(337)
Fair value at the end of the year	$10,826

The Company estimated the fair value of the Earn-out Consideration by utilizing a Monte Carlo simulation. The significant assumptions used in the model mainly relate to the projected revenues and adjusted EBITDA in the forecasted years, including revenue growth rate range of 12.9%-14.1% and adjusted EBITDA margin range of 11.9%-15%. Changes in the Earn-out Consideration fair value are recorded in the consolidated statements of income (loss) under Other operating expenses (income), net.