Form 20-F
period 2024-12-31
GILAT SATELLITE NETWORKS LTD
filed 2025-03-27
CIK 897322

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

 57,017,032 Ordinary Shares, NIS 0.20 nominal value per share
(as of December 31, 2024)

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

Yes ☐       No ☒

This report on Form 20-F is being incorporated by reference into our Registration Statements on Form F-3 (Registration No. 333-266044) and on Form S-8 (Registration Nos. 333-180552, 333-187021, 333-204867, 333-210820, 333-217022, 333-221546, 333-223839, 333-231442, 333-236028, 333-253972, 333-255740, 333-264974 and 333-278802).

INTRODUCTION

We are a leading global provider of satellite-based broadband communications. We design and manufacture ground-based satellite communications equipment and provide comprehensive secure end-to-end solutions, end-to-end services for mission-critical operations, powered by our innovative technology. Our portfolio includes a  satellite network platform, Very Small Aperture Terminals, or VSATs, amplifiers, high-speed modems, high-performance on-the-move antennas, and high efficiency, high power Solid State Power Amplifiers, or SSPAs, Block Upconverters, or BUCs, and Transceivers, furthermore, following the recent acquisitions of Stellar Blu Solutions LLC in January 2025 and DataPath in 2023 our portfolio also includes next-generation In-Flight Connectivity, or IFC, Satellite Communication, or SATCOM, terminal solutions and transportable and portable terminals for defense forces and field services. Our comprehensive solutions support multiple applications with a full portfolio of products to address key applications, including broadband internet access, cellular backhaul over satellite, enterprise, social inclusion solutions, IFC, maritime, trains, defense, and public safety, all while meeting the most stringent service level requirements. We have a large installed base, and currently have hundreds of active networks.

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

On June 17, 2024, we, through our subsidiary Wavestream Corporation entered into a Membership Interest Purchase Agreement with Stellar Blu Solutions LLC, or SBS, a leading US-based provider of next-generation SATCOM terminal solutions, and the owners of its membership interests, which was amended on December 11, 2024. Pursuant to the purchase agreement, Wavestream agreed to purchase from the sellers 100% of the membership interests of SBS.

The acquisition was completed on January 6, 2025, and the initial closing cash payment of $98 million ($108 million as adjusted) was funded through a combination of existing cash resources, and $60 million from a new secured credit agreement that we entered into with HSBC Bank USA, NA and Bank Hapoalim B.M. The total cash consideration in connection with the acquisition may increase by up to an additional $147 million payable in cash subject to achievement of future performance milestones.

We have sales and support offices worldwide, three Network Operation Centers, or NOCs, and R&D centers in Israel, the U.S. and Europe. Our products are sold to communication service providers, satellite operators, Mobile Network Operators, or MNOs, and system integrators that use satellite communications to serve enterprise, social inclusion solutions, government and residential users, MNOs and system integrators that use our technology. Our solutions and services are also sold to defense and homeland security organizations. In addition, we provide services directly to end-users in various market segments, including in certain countries in Latin America.

i

From 2022 through 2024, we operated in three operating segments, Satellite Networks, Integrated Solutions and Network Infrastructure and Services:

•	Satellite Networks was focused on:
o
developing and supplying networks used as the platform that enabled the satellite constellations of High Throughput Satellites, or HTS, Very High Throughput Satellites, or VHTS and Non GEO Stationary Orbits, or NGSO opportunities worldwide;

o	providing advanced broadband satellite communication networks and associated professional services and comprehensive turnkey solutions and managed satellite network services solutions.
o
customers included service providers, satellite operators, MNOs, Telcos, large enterprises, system integrators, defense, homeland security organizations, and governments worldwide. Principal applications include In-Flight-Connectivity, cellular backhaul, maritime, social inclusion solutions, government, defense and enterprise networks and are driving meaningful partnerships with satellite operators to leverage our technology and breadth of services to deploy and operate the ground-based satellite communication networks.

o
product portfolio included a leading satellite network platform with high-speed VSATs, high-performance on-the-move antennas, BUCs, and transceivers, as well as multi-band Deployable Ku/Ka/X Earth Terminal, or DKET, terminals (a family of transportable terminal hubs), and durable, ultra-portable terminals for quick connectivity in remote locations.

•	Integrated Solutions was focused on:
o
developing, manufacturing, and supplying products and solutions for mission-critical defense and broadcast satellite communications systems, advanced on-the-move and on-the-pause satellite communications equipment, systems, and solutions, including airborne, ground-mobile satellite systems and solutions.

o
product portfolio included leading high-efficiency, high-power SSPAs, BUCs and transceivers with a field-proven, high-performance variety of frequency bands. Our customers are satellite operators, In-Flight Connectivity service providers, defense and homeland security system integrators, NGSO satellite operators, and gateway integrators.

•	Network Infrastructure and Services was focused on:
o	telecom operation and implementation of large-scale network projects in Peru.
o	providing terrestrial (fiber optic and wireless network) and satellite network construction and operation.
o	serving our customers through technology integration, managed networks and services, connectivity services, internet access and telephony over our own networks.
o	implementing projects using various technologies (including third-party technology), mainly based on BOT and BOO contracts.

Commencing January 1, 2025, as we increase our focus on the defense market segment and the IFC sector as primary growth engines, to better target the diverse and attractive end markets we serve, and to provide investors with greater insight into our business lines and strategic growth opportunities, we operate in three operating segments as follows:

•
Gilat Defense Division: provides secure, rapid-deployment solutions for military organizations, government agencies, and defense integrators, with a strong focus on the U.S. Department of Defense resulting from our strategic acquisition of DataPath Inc. By integrating technologies from Gilat, Gilat DataPath, and Gilat Wavestream, the Gilat Defense Division delivers resilient battlefield connectivity with multiple layers of communication redundancy for high availability.

•
Gilat Commercial Division: provides advanced broadband satellite communication networks for IFC, Enterprise and Cellular Backhaul, supporting HTS, VHTS, and NGSO constellations with turnkey solutions for service providers, satellite operators, and enterprises. Our acquisition of SBS serves as the cornerstone of this division, strengthening our position in the IFC market and enabling us to provide cutting-edge connectivity solutions that meet the demands of passengers, airlines, and service providers worldwide.

•
Gilat Peru Division : specializes in end-to-end telco solutions, including the operation and implementation of large-scale network projects. With expertise in terrestrial fiber optic, wireless, and satellite networks, the Gilat Peru Division provides technology integration, managed networks and services, connectivity solutions, and reliable internet and voice access across the region.

Our ordinary shares are traded on the NASDAQ Global Select Market under the symbol “GILT” and on the Tel Aviv Stock Exchange, or the TASE. As used in this annual report, the terms “we”, “us”, “the company”, “Company”, “our company”, “Gilat” and “our” mean Gilat Satellite Networks Ltd. and its subsidiaries, unless otherwise indicated.

“SkyEdge®”, “Wavestream®”, AeroStream®”, “Raysat®”, and “Spatial AdvantEdge™”, DataPathTM” and other marks appearing in this annual report on Form 20-F are trademarks of our company and its subsidiaries. Other trademarks appearing in this Annual Report on Form 20-F are owned by their respective holders.

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

TABLE OF CONTENTS

PART I		1
ITEM 1:	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	1
ITEM 2:	OFFER STATISTICS AND EXPECTED TIMETABLE	1
ITEM 3:	KEY INFORMATION	1
A.	Reserved	1
B.	Capitalization and Indebtedness	1
C.	Reasons for the Offer and Use of Proceeds	1
D.	Risk Factors	1
ITEM 4:	INFORMATION ON THE COMPANY	21
A.	History and Development of the Company	21
B.	Business Overview	23
C.	Organizational Structure	38
D.	Property, Plants and Equipment	38
ITEM 4A:	UNRESOLVED STAFF COMMENTS	39
ITEM 5:	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	39
A.	Operating Results	39
B.	Liquidity and Capital Resources	46
C.	Research and Development	47
D.	Trend Information	49
E.	Critical Accounting Estimates	50
ITEM 6:	DIRECTORS AND SENIOR MANAGEMENT	55
A.	Directors and Senior Management	55
B.	Compensation of Directors and Officers	58
C.	Board Practices	61
D.	Employees	69
E.	Share Ownership	70
ITEM 7:	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	72
A.	Major Shareholders	72
B.	Related Party Transactions	73
C.	Interests of Experts and Counsel	73
ITEM 8:	FINANCIAL INFORMATION	73
ITEM 9:	THE OFFER AND LISTING	75
A.	Offer and Listing Details	75
B.	Plan of Distribution	75
C.	Markets	75
D.	Selling Shareholders	75
E.	Dilution	75
F.	Expense of the Issue	75
ITEM 10:	ADDITIONAL INFORMATION	75
A.	Share Capital	75
B.	Memorandum and Articles of Association	75
C.	Material Contracts	76
D.	Exchange Controls	77
E.	Taxation	77
F.	Dividend and Paying Agents	86
G.	Statement by Experts	86
H.	Documents on Display	86
I.	Subsidiary Information	86

v

PART I

ITEM 1:	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

ITEM 2:	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3:	KEY INFORMATION

A.	Reserved

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

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

Risks Relating to Our Business and Our Market

A significant portion of our revenue in 2024 was attributable to a limited number of customers.

We depend on several large-scale contracts for a significant percentage of our revenues. In 2024, a significant portion of our revenue was attributable to our contracts with a major European satellite telecommunication customer, a major U.S. telecommunication customer, and a Peruvian governmental authority, PRONATEL, mainly with respect to six regions in Peru, or the PRONATEL Regional Projects. Our sales to PRONATEL accounted for approximately 15% of our revenue in the year ended December 31, 2024. Our sales to a major European satellite telecommunication customer and the major U.S. customer accounted for approximately 12%,  and 11%, respectively, of our revenue in the same period. A significant portion of the revenues of our newly acquired subsidiary, Stellar Blu Solutions LLC, or SBS, is also attributable to our major U.S. satellite telecommunication customer. As a result, we expect that the percentage of our revenues attributable to that customer will increase in the future.

The PRONATEL Regional Projects, which were awarded to us in 2015 and in 2018, are of contractual value of $395 million and $154 million, respectively. The expected duration of the PRONATEL Regional Projects was significantly prolonged from their scheduled delivery dates due to continued delays in the construction phase and are expected to continue for approximately 14-16 years. In Peru, as recently as 2023, heightened tensions, protests, and social unrest emerged following  a  change  in  the  country’s  political  leadership. While Lima, the capital, has seen some protests, they have been mostly centered in the rural Andes. While demonstrations and road blockages subsided in 2023, the political situation in Peru remains  complex,  and  there  is  a  risk  that  future protests  could  negatively  impact  our operations, delaying even further existing projects and postponing PRONATEL's decision to enter new ones. If we fail to deliver in a timely manner upon any of our large contracts or if any of these or other large customers were to terminate their existing contracts with us or substantially reduce the services or quantity of products they purchase from us, our revenues and operating results could be materially adversely affected.

A failure to deliver upon our large-scale projects in an economical and a timely manner, or a delay in collection of payments due to us in connection with any such large-scale project could have a significant adverse impact on our operating results.

We have been awarded a number of large-scale projects by our customers, including foreign governments, such as the Peruvian PRONATEL Regional Projects in 2015 and in 2018 and contracts with a major U.S. satellite telecommunication company, and with a large U.S. system integrator and a government-owned Telco. As a consequence of the acquisition of SBS, we have increased the number of large-scale projects with an existing U.S. satellite telecommunication customer. While we have successfully implemented large-scale network infrastructure projects and operations in rural areas, the PRONATEL Regional Projects, as well as other projects, are complex and require the cooperation of third parties. Additionally, the delivery of our large-scale projects requires us to invest significant funds in order to obtain bank guarantees and requires us to incur significant expenses before we receive full payment from our customers. Furthermore, SBS, which until recently, was not required to meet high volume production, will now be required to meet high volume production and delivery demands. Failure to execute these projects in an economical manner within the projects’ budgets and schedules could result in significant penalties, impact our ability to receive and recognize the expected revenues, reduce our cash balance, and cause us losses, which would significantly adversely impact our operating results. If we fail to complete or timely deliver in accordance with our commitments in the said large-scale projects, we could incur significant penalties which will have a significant adverse effect on our business and financial results.

Our newly acquired SBS subsidiary may face difficulties as it enters the first stages of scaling up its production and delivery capabilities.

Our newly acquired SBS will depend on its ability to meet high volume and delivery requirements for its Sidewinder IFC terminal to achieve its revenue goals. This will require SBS to ramp up production and allocate sufficient resources and management time to reach manufacturing and delivery levels it has never achieved before.

Failure to ramp up production to meet existing and growing demand may result in penalties, damage to our reputation, limitations on our ability to enter new contracts, and even the termination of existing contracts. If we fail to effectively scale our production and delivery capabilities to meet the needs of existing and future customers, our business, financial condition, and operating results could be adversely affected.

In the past, we incurred major losses and we may not be able to continue to operate profitably in the future.

We achieved net income in the fiscal years 2023 through 2024 but incurred major losses in certain years prior to 2023. In 2020, we incurred an operating loss (excluding the payment received from Comtech as described below) and in 2021 and 2022, we had a net loss of $3.03 and $5.9 million, respectively. We have an accumulated deficit of $635 million. We cannot assure you that we can operate profitably in the future. If we do not continue to operate profitably, our share price will decline, and the viability of our company will be in question.

Our available cash balance may decrease in the future if we cannot generate cash from operations.

Our cash, cash equivalents including restricted cash as of December 31, 2024 were $120.2 million compared to $104.8 million as of December 31, 2023. Our positive cash flow (including restricted cash) from operating activities was approximately $31.7 million, $31.9 million and $10.8 million in the years ended December 31, 2024, 2023 and 2022, respectively. If we do not generate sufficient cash from operations in the future, including from our large-scale projects, our cash balance will decline, and the unavailability of cash could have a material adverse effect on our business, operating results and financial condition.

The acquisition of SBS was partly funded by approximately $50 million from our available cash, which significantly reduced our available cash balance, and partly by $60 million from a new secured credit line of $100 million. The remaining $40 million of the secured credit line, along with our resources, is expected to be called upon and cover potential earn-out payments. The three-year loan bears interest at a rate of SOFR plus 2.75% to 3.5% and requires us to meet certain financial and business covenants that may restrict, among others, the usage of available cash. Additionally, SBS is expected to require significant working capital funding while ramping up its production, which may significantly reduce our available cash balance, adversely affecting our cash flow and operational results.

The delivery of our large-scale projects requires us to invest significant funds in order to obtain bank guarantees and surety bonds and may require us to incur significant expenses before we receive full payment from our customers. For example, the 2015 and 2018 PRONATEL Regional Projects, which had initial contractual values of $395 million and $154 million, respectively, with an additional $17 million for the 2023 expansion of the Amazons project. The revenues from these projects are expected to be generated over an additional period of 15-11 years. We have used the advance payments received from PRONATEL as well as internal cash resources in order to finance the PRONATEL Regional Projects. We have used surety bonds and our internal resources in order to provide the required bank guarantees for the PRONATEL Regional Projects, which were approximately $62.1 million in the aggregate as of December 31, 2024.  If we fail to obtain such funds on favorable terms in the future, we will not be able to meet our commitments and our cash flow and operational results may be adversely affected.

If the GEO satellite communications markets fail to grow, and we fail to increase our foothold in the NGSO market, our business could be materially harmed.

The movement towards Non-Geostationary Satellite Orbit (NGSO) satellite constellation networks, particularly SpaceX's Starlink and Amazon's Project Kuiper, may significantly reduce the market size for geostationary satellite (GEO) technology and services. These NGSO networks offer high-speed, low-latency internet services globally, including in underserved and remote areas, posing a substantial competitive threat to our customers.

Starlink has rapidly expanded its presence, with over 4.6 million active customers at the end of 2024. Its ability to provide competitive bandwidth and latency at reasonable prices has disrupted traditional internet service providers, compelling them to reevaluate their pricing structures and upgrade existing infrastructure. This disruption poses a substantial risk to our customers, who may struggle to maintain their market positions and profitability in the face of such aggressive competition.

Amazon's Project Kuiper is expected to launch its global commercial service in 2027, with plans to deploy over 3,000 satellites in low Earth orbit. Project Kuiper aims to offer competitive pricing and diverse service options, targeting a broad customer base, including underserved communities. The anticipated rollout and expansion of Kuiper could further intensify the competitive landscape, challenging our customers' ability to retain their market share and attract new users.

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

If the markets for commercial satellite communications products fail to grow, or if we fail to further expand our penetration into the NGSO market, our business could be materially harmed. Conversely, growth in this market could come at the expense of geostationary satellite capacity markets, which in turn could materially harm our business and impair the value of our shares. Specifically, we derive most of our revenues from sales of satellite-based communications networks and related equipment and the provision of services related to these networks and products. A significant decline in this market or the replacement of VSAT and other satellite-based technologies by an alternative technology could materially harm our business and impair the value of our shares.

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

In March and December 2015, the Peruvian government awarded us the PRONATEL Regional Projects under four separate bids for the construction of networks, operation of the networks for a defined period and their transfer to the government. In 2018, we were awarded two additional PRONATEL Regional Projects with initial contractual values of $395 million and $154 million, respectively and an additional $17 million for the Amazonas project expansion, awarded in 2023. The revenues from these projects are expected to be generated over a period of 14-16 years. Any resumption of political turmoil in Peru could negatively impact our operations there, causing further delays to existing projects and potentially postponing PRONATEL's decision to enter into new ones.

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

In January 2025 and in November 2023, we acquired SBS and DataPath, and we may enter into additional acquisition agreements; such acquisitions could be difficult to integrate, disrupt our business and dilute shareholder value.

In January 2025, we completed the acquisition of SBS, a leading US-based provider of next-generation SATCOM terminal solutions. Additionally, in November 2023, we acquired DataPath, a US based expert systems integrator in trusted communications for the U.S. Department of Defense or DoD Military and Government sectors, and we may, from time to time seek to acquire additional businesses that enhance our capabilities and add new technologies, products, services and customers to our existing businesses. We may not be able to identify acquisition candidates on commercially reasonable terms or at all. If we make additional business acquisitions or enter into a merger agreement, we may not be able to successfully consummate and close the merger agreement or obtain any necessary regulatory approval, or integrate the SBS and DataPath businesses or any other business acquired in the future or we might not realize the benefits anticipated from these acquisitions or sales, including sales growth, cost synergies and improving margins. Furthermore, we might not be able to obtain additional financing for business acquisitions since such additional financing could be restricted or limited by the terms of our debt agreements or due to unfavorable capital market conditions. Once integrated, acquisitions may not achieve comparable levels of revenues, profitability, or productivity as our existing business or otherwise perform as expected. The occurrence of any of these events could harm our business, financial condition or results of operations.

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

Regulators globally have adopted privacy regulations and regulations imposing greater obligations and monetary fines for privacy violations. For example, the General Data Protection Regulation, or GDPR, adopted by the European Union and became effective in 2018. The GDPR establishes requirements regarding the handling of personal data, and non-compliance with the GDPR may result in monetary penalties of up to 4% of worldwide revenue. Other examples are the California Consumer Privacy Act, or CCPA, followed by the California Privacy Rights Act, or CPRA, which provides California residents new rights restricting collection, use, and sharing of their “Personal Information”, and the Australian Privacy Act and the Australian Privacy Principles.The Israeli Privacy Protection Regulations of 2017 also impose high penalties and sanctions on violations.  In addition, violation of applicable local privacy laws may entail criminal consequences. The GDPR, CCPA, CPRA and other changes in laws or regulations associated with the enhanced protection of certain types of sensitive data, such as healthcare data or other personal information, could greatly increase our cost of providing our products and services or even prevent us from offering certain services in jurisdictions that we operate. Further, if we fail to comply with the GDPR, CCPA and other privacy regulations applicable to us we may incur high monetary and other penalties, which may have significant adverse effect on our business. Additionally, local privacy laws have been introduced or enacted in other jurisdictions as part of an overall trend, including in Brazil, Canada, Guernsey, India and Singapore. For example, the Indian Parliament passed the Digital Personal Data Protection (DPDP) Act in August 2023 - the first comprehensive cross-sectoral law on personal data protection in India - for which the government has not yet set an effective date. In the United States, there are numerous federal, state and local data privacy and security laws, rules and regulations. For example, apart from the CCPA, we are subject to the rules and regulations promulgated under the authority of the U.S. Federal Trade Commission, which regulates unfair or deceptive acts or practices (including with respect to data privacy and security). The U.S. Congress also has considered, is currently considering, and may in the future consider, various proposals for comprehensive federal data privacy and security legislation, to which we may become subject if passed. A growing number of other states have enacted, or are considering enacting, their own comprehensive data privacy laws. In addition, laws in all 50 U.S. states require businesses to provide notice under certain circumstances to consumers whose personal information has been disclosed as a result of a data breach. Noncompliance with our legal obligations relating to privacy and data protection could result in penalties, fines, legal proceedings by governmental entities or others, loss of reputation, legal claims by individuals and customers and significant legal and financial exposure, and could affect our ability to retain and attract customers.

DataPath’s continued participation in classified U.S. governmental projects, requires us to adhere with Foreign Ownership, Control, or Influence mitigation requirements.

In November 2023, we completed the acquisition of DataPath, a U.S. based expert systems integrator in trusted communications for the U.S. DoD Military and Government sectors. Due to our foreign ownership of DataPath, its operations are subject to Foreign Ownership, Control, or Influence (“FOCI”) mitigation measures. These measures are designed to protect the integrity of classified information and ensure that foreign ownership does not compromise it. Failure to adhere to these FOCI mitigation restrictions could result in the discontinuation of DataPath’s Facility Security Clearance, adversely impacting DataPath’s ability to perform on classified contracts. This could have a significant negative effect on our business operations, financial condition, and results of operations.

Actual results could materially differ from our estimates because of the percentage-of-completion method.

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

Under generally accepted accounting principles, unexpected cost over-runs can change the percentage completion estimates and result in reduced profit margins and the reversal of previously recognized profits in addition to reducing future period profits. Although we believe that our profit margins are fairly stated and that adequate provisions for losses for fixed-price contracts are recorded in our financial statements, as required under U.S. GAAP, there can be no assurance that our contract profit margins will not decrease or that any loss provisions will not increase in the future.

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

Our business includes risks, only some of which are covered by our insurance. For example, in our satellite capacity agreements, we do not have a backup for satellite capacity, and we do not have indemnification or insurance in the event that our supplier’s satellite malfunctions or data is lost. Liabilities in connection with our products, services, managed network services, premises, construction and deployment projects, or in connection with risks associated with potential cyber-attacks may not be covered by insurance or may be covered only to a limited extent. Our third-party suppliers do not always have back-to-back liability or insurance coverage to the same extent guaranteed by us towards our customers. In addition, our insurance does not provide coverage for acts of fraud or theft. Our business, financial condition and operating results could be materially adversely affected if we incur significant costs resulting from these exposures.

We operate in a highly competitive industry and may be unsuccessful in competing effectively in the future.

We operate in a highly competitive network communications industry, both in the sales of our products and our services. Due to the rapid technological changes that characterize our industry, we face intense worldwide competition to capitalize on new opportunities, introduce new products, and obtain proprietary and standard technologies perceived by the market as superior to those of our competitors.

The network communication market is dominated by larger corporations. As part of the consolidation trend in the market, we are in competition with greater consolidated corporations. Some of our competitors have greater financial resources, providing them with greater research and development and marketing capabilities. Our competitors may also be more experienced in obtaining regulatory approvals for their products and services and marketing them. Our relative position in the network communications industry may place us at a disadvantage in responding to our competitors’ pricing strategies, technological advances and other initiatives. Our principal competitors in the supply of VSAT networks are Hughes Network Systems, LLC (owned by EchoStar Corporation), or HNS, ViaSat Inc., or ViaSat, Singapore Technologies Engineering Ltd., or ST Engineering iDirect, Comtech Telecommunications Corp, or Comtech, and Kratos Defense & Security or Kratos. Our primary competitors with respect to our BUCs and other Wavestream products are Communications & Power Industries LLC, or CPI, General Dynamics Satcom Technologies, Paradise Datacom, Comtech Xicom Technology Inc., or Xicom, and Mission Microwave Technologies, or Mission.

 Our low-profile in-motion ground, aero, and maritime antennas target a competitive market with multiple players such as Thales, Honeywell, Astronics AeroSat Corporation, or AeroSat, Qest Quantum Electronic Systems GmbH or Qest, Tecom Industries, Inc., or Tecom, and Thinkom Solutions Inc., or Thinkom. Competitors in the defense sector include General Dynamics Satcom Technologies, Orbit Communication Systems, or Orbit, Elbit Systems Ltd., or Elbit, Get Sat Communication Ltd. or GetSat, and L3Harris Technologies, Inc. or L3Harris Tampa Microwave LLC, or Tampa. Multiple additional competitors are entering the low-profile in-motion arena and specifically the electronically steered antenna market, some with new and advanced technologies (for example, GetSat, Satixfy, HNS, and Intellian Ltd., or Intellian). If these new entrants and/or new technologies are able to penetrate the market significantly, our business could be negatively affected.

In addition, ViaSat and HNS have launched their own satellites, which enable them to offer vertically integrated solutions to their customers. This may further change the competitive environment in which we operate and could adversely affect our business. In the SSPA market, we compete with Mission, CPI, and XICOM.

In areas where we operate public rural telecom services (voice, data, and internet) and are engaged in the construction of fiber-optic transport and access networks based on wireless systems, we typically encounter competition on government-subsidized bids from various service providers, system integrators, and consortiums. Some of these competitors offer solutions based on VSAT technology and some on terrestrial technologies (typically, fiber-optic and wireless technologies). In addition, as competing technologies such as cellular networks and fiber optics become available in rural areas where not previously available, our business could be adversely affected. We may not be able to compete successfully against current or future competitors. Such competition may adversely affect our future revenues and, consequently, our business, operating results and financial condition.

Our lengthy sales cycles could harm our results of operations if forecasted sales are delayed or do not occur.

The length of time between the date of initial contact with a potential customer or sponsor and the execution of a contract with such potential customer or sponsor may be lengthy and vary significantly depending on the nature of the arrangement. During any given sales cycle, we may expend substantial funds and management resources and not obtain significant revenue, resulting in a negative impact on our operating results. In some cases, we have seen longer sales cycles in all of the regions in which we do business. In addition, we have seen projects delayed or even canceled, which would also have an adverse impact on our sales cycles. As a result, it may be difficult for us to accurately forecast sales due to the uncertainty around these projects and their award and starting periods.

If we are unable to competitively operate within the network communications market and respond to new technologies, our business could be adversely affected.

Our company operates in the rapidly evolving network communications market, targeting products in the domain of cloud-based technologies and 5G Non-Terrestrial Networks standards. Our success hinges on our ability to keep pace with technological changes and industry standards and to continually innovate and meet market needs.

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

Due to the current nature of the high-throughput satellite, or HTS solution, where the initial investment in ground-based satellite communication gateway equipment is relatively high, ground-based satellite communication equipment effectively becomes tightly coupled to the specific satellite technology. As such, there may be circumstances where it is difficult for competitors to compete with the incumbent VSAT vendor using the particular HTS satellite. If this occurs, the market dynamics may change to favor a VSAT vendor partnering with the satellite service provider, which may decrease the number of vendors who may be able to succeed. We believe that this trend will intensify as the market moves toward very high-throughput satellite, or VHTS, and NGSO constellation networks. If we are unable to forge such a partnership our business could be adversely affected.

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

We are dependent upon a limited number of suppliers for key components that are incorporated in our products and may be significantly harmed if we are unable to obtain such components on favorable terms or on a timely basis. We are also affected by global supply chain disruptions and price increases and may be affected if hostilities in Israel and the Middle East continue.

Several of the components required to build our products are manufactured by a limited number of suppliers. Although we have managed to solve the difficulties we experienced in the past with our suppliers with respect to the availability of components, we cannot assure the continued availability of key components or our ability to forecast our component requirements sufficiently in advance. Although we are working with our suppliers to obtain components for our products on favorable terms, there is no assurance that our efforts will be successful. In the past, the COVID-19 outbreak had caused certain delays and world-wide disruptions in manufacturing, supply chain, labor shortages, travel and shipping disruption and shutdowns, as well as cost increase of raw material and electronic components, which adversely affected our operations. Recently, terrorist groups in Yemen have threatened to limit the movement of marine shipments through the Red Sea. We have also witnessed an increase in components’ prices and labor costs, while we may not be able to increase our products’ prices to cover these increased costs. Although the disruption in components supply was not material to the overall activity of our Company, it may adversely affect our ability to procure the necessary volume of materials in the future. If we are unable to obtain the necessary volume of components at sufficiently favorable terms or prices, we may be unable to produce our products at competitive prices. As a result, these supply chain issues may increase our costs, disrupt or reduce production and sales of our products may be lower than expected, which could have a material adverse effect on our business, financial condition and operating results. In addition, our suppliers are not always able to meet our requested lead times. If we are unable to satisfy customers’ needs on time, we could lose their business.

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

We receive manufacturing services from global manufacturers in Israel. The manufacturers have assured us that the operations of their plants have not been interrupted by the war and hostilities and that they have a recovery plan in place. Nevertheless, there is no assurance that negative developments in this area in the future will not disrupt and materially adversely affect our business.

We are dependent upon a limited number of suppliers of space segment or transponder capacity and may be significantly harmed if we are unable to obtain the space segment for the provision of services on favorable terms or on a timely basis.

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

The export of some of our satellite communication products, related technical information and services may be subject to U.S. State Department, Commerce Department and Treasury Department regulations, including the International Traffic in Arms Regulations, or ITAR, and the Export Administration Regulations, or EAR. Under these laws and regulations, our non-U.S. employees, including employees of our headquarters in Israel, might be barred from accessing certain information of our U.S. subsidiaries, including DataPath and Wavestream, unless appropriate licenses are obtained. In addition to the U.S. export control laws and regulations applicable to us, some of our subcontractors and vendors may also be subject to U.S. export control laws and regulations and required to flow down requirements and restrictions imposed on products and services we purchase from them. If we do not maintain our existing authorizations or obtain necessary future authorizations under the export control laws and regulations of the U.S., including potential requirements related to entering into technical assistance agreements to disclose technical data or provide services to non-U.S. persons, we may be unable to export technical information or equipment to non-U.S. persons and companies, including to our own non-U.S. employees, as may be required to fulfill contracts we may enter into. We may also be subjected to export control compliance audits in the future that may uncover improper or illegal activities that would subject us to material remediation costs, civil and criminal fines, penalties or an injunction.

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

The United States has adopted economic sanctions against certain persons and entities, including certain Russian and Chinese entities operating in the financial, energy and defense sectors. These sanctions restrict, among other things, exports and transfer of technologies to these entities. The Russian-Ukraine crisis has led to additional expanded sanctions on Russia. In addition, recent events, including policies introduced by the current and past U.S. administrations, have resulted in substantial regulatory uncertainty regarding international trade and trade policy. For example, substantial changes to trade agreements have increased tariffs on certain goods imported into the United States and could lead to further imposition of significant tariff increases. The announcement of unilateral tariffs on imported products has triggered retaliatory actions from certain foreign governments, including China and Russia, and may trigger retaliatory actions by other foreign governments, resulting in what is largely referred to as a “trade war.” While we do not believe that the tariff increases or actions of foreign governments have had an adverse effect on our business to date, we cannot predict the extent to which the United States or other countries will impose quotas, duties, tariffs, taxes or other similar restrictions upon the import or export of our products in the future, a “trade war” of this nature or other similar governmental actions and economic sanctions could have an adverse impact on demand for our services, sales and customers and affect the economies of the United States and various countries, having an adverse effect on our business, financial condition and results of operations.

Against the backdrop of the military conflict between Russia and Ukraine and the rising tensions between the U.S. and other countries, on the one hand, and Russia, on the other hand, major economic sanctions and export controls restrictions on Russia and various Russian entities were imposed by the U.S., European Union and the United Kingdom commencing February 2022, and additional sanctions and restrictions may be imposed in the future. These sanctions have led to our decision to withdraw our operation from Russia, which affected our 2024 financial results.

Furthermore, our export of military products and “dual use” products (items that are typically sold in the commercial market but that may also be used in the defense market) and related technical information is also subject to enhanced Israeli export laws and regulation by the Ministry of Defense and Ministry of Economy. Some of our products may include features, such as encryption, that require an export license. The Israeli Ministry of Defense and Ministry of Economy may change the classification of our existing commercial products or may determine that new products we develop are not exempt from Israeli Ministry of Defense or Ministry of Economy export control. This would place such products subject to the Israeli Ministry of Defense or Ministry of Economy export control regulations as military products or “dual use” items, which would impose stringent constraints on our sales process in relation to each sale transaction and limit our markets. If we do not maintain our existing authorizations and exemptions or obtain necessary future authorizations and exemptions under the export control laws and regulations of Israel, including export licenses for the sale of our equipment and the transfer of technical information, we may be unable to export technical information or equipment outside of Israel, we may not be able to realize our market projections and our business could be materially adversely affected. We may also be subjected to export control compliance audits or actions in the future that may uncover improper or illegal activities that would subject us to material remediation costs, civil and criminal fines, penalties or an injunction.

Due to our foreign (non-U.S.) status, DataPath’s operations are subject to FOCI mitigation measures. These measures are designed to protect the integrity of classified information and ensure that foreign ownership does not compromise it. Failure to adhere to these FOCI mitigation restrictions could result in the discontinuation of DataPath’s Facility Security Clearance, adversely impacting DataPath’s ability to perform on classified contracts. This could have a significant negative effect on our business operations, financial condition, and results of operations.

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

Our success also depends in part on sales, marketing and development personnel and our continuing ability to attract and retain highly qualified personnel, including with respect to our acquired companies. There is an increasing competition for the services of such personnel in Israel and elsewhere. The loss of the services of senior or mid-level management and qualified personnel and the failure to attract highly qualified personnel in the future may have a negative impact on our business. Moreover, our competitors may hire and gain access to the expertise of our former employees or our former employees may compete with us. There is no assurance that former employees will not compete with us or that we will be able to find replacements for departing key employees in the future.

We may be unable to adequately protect our proprietary rights, which may limit our ability to compete effectively.

Our business is based mainly on our proprietary technology and related products and services. We establish and protect proprietary rights and technology used in our products by the use of patents, trade secrets, copyrights and trademarks. We also utilize non-disclosure and intellectual property assignment agreements. Because of the rapid technological changes and innovation that characterize the network communications industry (for example – shift to Cloud and 5G Non-Terrestrial Networks, or 5G NTN standards), our success will depend in large part on our ability to protect and defend our intellectual property rights. Our actions to protect our proprietary rights in our VSATs, hubs, SSPAs, and antenna technology, as well as other products may be insufficient to protect our intellectual property rights and prevent others from developing products similar to our products. In addition, the laws of many foreign countries do not protect our intellectual property rights to the same extent as the laws of the U.S., or we may have failed to enter into non-disclosure and intellectual property assignment agreements with certain persons, or the agreements we entered into may be found inadequate or we may encounter difficulties in enforcing our legal or contractual rights. If we are unable to protect our intellectual property, our ability to operate our business and generate expected revenues may be harmed.

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
•
political and/or economic instability in countries in which we do or desire to do business or where we operate or manufacture our products. Such unexpected changes could have an adverse effect on the gross margin of some of our projects. This includes similar risks from potential or current political and economic instability as well as volatility of foreign currencies in countries such as Israel, Peru, Colombia, Brazil, certain countries in Eastern Europe and East Asia and other countries in which we will conduct business in the future;

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
•
relevant zoning ordinances that may restrict the installation of satellite antennas and might also reduce market demand for our service. Additionally, authorities may increase regulation regarding the potential radiation hazard posed by transmitting earth station satellite antennas’ emissions of radio frequency energy that may negatively impact our business plan and revenues; and

•
rising inflation may put upward pressure on interest rates, increase our exposure to currency exchange risks and cause an increase in our expenses, mainly related to costs of supplies and human resources, which could in turn adversely affect our business.

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

We also have facilities for research and development and manufacturing of components for our low-profile antennas at a single location in Bulgaria as well as research and development centers in Moldova, Poland and Spain and research and development, engineering and manufacturing facilities in California, and Texas which include the engineering centers of SBS, our newly acquired subsidiary. Fire, natural disaster, lockdowns, or any other cause of material disruption in our operations in any of these locations could have a material adverse effect on our business, financial condition and operating results.

Unfavorable global and regional economic, political and health conditions could adversely affect our business, financial condition or results of operations.

Our results of operations could be adversely affected by global or regional economic, political and health conditions. A global financial crisis or global or regional political and economic instability (including changes in inflation, interest rates and overall economic conditions and uncertainties), wars, terrorism (such as, the October 7th terror attack on Israel by Hamas and the war and hostilities that followed between Israel, Hamas, Hezbollah, the Houthi movement and Iran), civil unrest, outbreaks of disease (for example, COVID-19), and other unexpected events, such as supply chain constraints or disruptions, could cause extreme volatility, increase our costs and disrupt our business. Business disruptions could include, among others, disruptions to our commercial activities, including due to supply chain or distribution constraints or challenges, as well as temporary closures of our facilities and the facilities of suppliers or contract manufacturers in our supply chain. For example, these macroeconomic factors could affect the ability of our current or potential future manufacturers, sole source or single source suppliers, licensors or licensees to remain in business, or otherwise manufacture or supply components, materials or services relevant to our products. Any failure by any of them to remain in business could affect our ability to manufacture products or meet demand for our products. In addition, if inflation or other factors were to significantly increase our business costs, we may be unable to pass through price increases to our customers. Interest rates and the ability to access credit markets could also adversely affect the ability of our customers to purchase our products.

Also, as a result of the current geopolitical tensions and conflict between Russia and Ukraine, and the invasion by Russia of Ukraine, the governments of the United States, EU, Japan and other jurisdictions have announced the imposition of sanctions on certain industry sectors and parties in Russia and certain impacted regions, as well as enhanced export controls on certain products and industries. These and any additional sanctions and export controls, as well as any counter responses by the governments of Russia or other jurisdictions, could adversely affect, directly or indirectly, the global supply chain, with negative implications on the availability and prices of raw materials and components, as well as the on global financial markets and financial services industry.

We are impacted by inflationary increases in wages, benefits and other costs. In all countries in which we operate, wage and benefit inflation, whether driven by competition for talent, or ordinary course pay increases and other inflationary pressure, may increase our cost of providing services and reduce our profitability. Furthermore, as a result of our global operations, wage increases in emerging markets may increase at a faster rate than wages in developed markets, which increases our exposure to inflation risks. If we are not able to pass increased wages and other costs resulting from inflation onto our clients, our profitability may decline.

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

Certain of our telecommunication operations and connectivity products require licenses and approvals by the Israeli Ministry of Communication, the Federal Communications Commission in the U.S., or FCC, and by regulatory bodies in other countries. In Israel, the U.S. and other countries, the operation of satellite earth station facilities and VSAT systems such as ours are prohibited except under licenses issued by the Israeli Ministry of Communication, the FCC in the U.S., and other regulatory bodies in other countries. Our airborne products require licenses and approvals by the Federal Aviation Agency, or FAA, or the Luftfahrt-Bundesamt, or LBA and the European Union Aviation Safety Agency, or EASA, or other regional aviation authorities which are obtained by our customers, Wavestream, or SBS our subsidiaries. We must also obtain approval of the regulatory authority in each country in which we propose to provide network services or operate VSATs or connectivity terminals. The approval process in Latin America and elsewhere can often take a substantial amount of time and require substantial resources.

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

Currency exchange rates and fluctuations may adversely affect our results of operations, liabilities, and assets. Operating in several countries, we are impacted by various currency exchange rates. Although partially mitigated by hedging activities, we are affected in several ways:

•
A significant portion of our expenses, mainly salaries, are incurred in NIS and other non-U.S. dollar currencies, while we report in U.S. dollars and generate significant revenue in U.S. dollars. Recent years have seen both revaluation and devaluation trends of the U.S. dollar against the NIS. Failure to hedge properly can increase the U.S. dollar value of our expenses in Israel, adversely affecting our results.

•
Some international sales are denominated in non-U.S. dollar currencies, including but not limited to the Euro, Israeli Shekel, Peruvian Sol, Brazilian Real, exposing us to devaluation risks relative to the dollar, which could negatively impact our revenues.

•	We have assets and liabilities in non-U.S. dollar currencies, so significant fluctuations in these currencies could affect our results.

•
A portion of our U.S. dollar revenues comes from customers operating in different local currencies. Devaluation of these local currencies relative to the U.S. dollar could lead to order cancellations, decreased orders, or delayed payments.

We also face other foreign currency risks, including repatriation restrictions in certain countries, particularly in Latin America. While we enter hedging transactions to limit the impact of currency fluctuations, these may only provide partial protection, leaving some exchange rate-related losses and risks uncovered. Therefore, our business and profitability may be harmed by such fluctuations.

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

There are numerous patents, both pending and issued, in the network communications industry. We may unknowingly infringe on a patent and may be notified of claims that we are infringing on third-party intellectual property rights. While we do not believe we have infringed in the past or are currently infringing, we cannot assure you that we will not face such claims or that damages will not be awarded against us.

We may also need to litigate to protect our intellectual property rights, determine the validity and scope of others' proprietary rights, or defend against claims of invalidity or infringement. An adverse litigation result could force us to pay substantial damages, stop using certain technologies, spend significant resources to develop alternatives, obtain licenses, or compensate our customers. We may not be able to develop alternative technology or find licenses on satisfactory terms. Such litigation could result in substantial costs, diversion of resources, and materially affect our business, financial condition, and operating results.

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

The Sarbanes-Oxley Act of 2002 imposes certain duties on us and on our executives and directors. To comply with this statute, we are required to document and test our internal control over financial reporting, and our independent registered public accounting firm must issue an attestation report on our internal control procedures, and our management is required to assess and issue a report concerning our internal control over financial reporting. We incur general and administrative expenses due to our efforts to comply with these requirements as well as diversion of management time and attention, and we expect these efforts to require the continued commitment of significant resources. We identified material weaknesses in our internal control over financial reporting as of December 31, 2021, with respect to revenue recognition relating to our regional projects in Peru. While in 2022, we implemented a remediation plan to improve our internal controls and procedures, we may in the future identify material weaknesses or significant deficiencies in our assessments of our internal controls over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities, and could adversely affect our operating results, investor confidence in our reported financial information and the market price of our ordinary shares.

Our share price has been highly volatile and may continue to be volatile and decline.

The trading price of our shares as well as the market generally has fluctuated widely in the past and may continue to do so in the future as a result of a number of factors, many of which are outside our control. During the period from January 2, 2024, to March 19, 2025, our ordinary shares traded in a range from $4.07 to a high of $7.78, based on the closing price, and the daily trade volume on NASDAQ ranged from 42,087 shares to 3,216,372 shares. In addition, the stock market has experienced extreme price and volume fluctuations that have affected the market prices of many technology companies, particularly telecommunication and internet related companies, and that have often been unrelated or disproportionate to the operating performance of these companies or stimulated by market rumors. These broad market fluctuations could adversely affect the market price of our shares. In the past, following periods of volatility in the market price of a particular company’s securities, securities class action litigation has often been brought against that company. Securities class action litigation against us could result in substantial costs and a diversion of our management’s attention and resources.

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

U.S. holders of our ordinary shares may face income tax risks. There is a risk that we will be treated as a “passive foreign investment company” in the future. Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of our ordinary shares and would likely cause a reduction in the value of such shares. A foreign corporation will be treated as a PFIC for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of  “passive income,” or (2) at least 50% of the average value of the corporation’s gross assets are of a type that produces, or is held for the production of, such types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income”. If we are treated as a PFIC, U.S. Holders of shares (or rights) would be subject to a special adverse U.S. federal income tax regime with respect to the distributions they receive from us, and the gain, if any, they derive from the sale or other disposition of their ordinary shares (or rights). In particular, any dividends paid by us, if any, would not be treated as “qualified dividend income” eligible for preferential tax rates in the hands of non-corporate U.S. shareholders, and could be subject to an "interest" charge under the "excess distributions regime". We believe that we were not a PFIC for the 2022, 2023 or 2024 taxable years. However, since PFIC status depends upon the composition of our income and the market value of our assets from time to time, there can be no assurance that we will not become a PFIC in any future taxable year. Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of our ordinary shares and would likely cause a reduction in the value of such shares. U.S. Holders should carefully read Item 10E. “Additional Information – Taxation” for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ordinary shares (or rights).

Future sales of our ordinary shares and the future exercise of options may cause the market price of our ordinary shares to decline and may result in a substantial dilution.

In July 2022, we filed a shelf registration statement with the Securities and Exchange Commission allowing for our issuance and sale of up to $150 million of ordinary shares and other securities. In addition, in the past our significant shareholders sold a significant amount of shares. We cannot predict what effect, if any, future sales of our ordinary shares by our significant shareholders, or the availability for future sale of our ordinary shares, including shares issuable upon the exercise of our options, will have on the market price of our ordinary shares.

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

The Phoenix Holdings Ltd., or Phoenix, our largest shareholder, holds approximately 18.56% of our outstanding ordinary shares. This concentration of ownership of our ordinary shares could delay or prevent mergers, tender offers, or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price for our ordinary shares. This concentration could also accelerate these same transactions in lieu of others depriving shareholders of opportunities. This concentration of ownership may also cause a decrease in the volume of trading or otherwise adversely affect our share price.

No assurance can be given that we will distribute dividends in the future.

In April 2019 we distributed a cash dividend in the amount of $0.45 per share (approximately $24.9 million in the aggregate). Following receipt of the settlement amount from Comtech in December 2020, we distributed a cash dividend of $0.36 per share and in January 2021 (following the receipt of court approval) we distributed a cash dividend of $0.63 per share (approximately $20 million and $35 million, respectively). We have not adopted a general policy regarding the distribution of dividends and make no statements as to the distribution of dividends in the foreseeable future. The terms of some of our financing arrangements require us to meet certain financial covenants regarding minimum cash balance and the distribution of dividends requires prior approval of certain banks which provide us with credit facilities and guarantees. Any future dividend distributions are subject to the discretion of our board of directors and will depend on various factors, including our operating results, future earnings, capital requirements, financial condition, and tax implications of dividend distributions on our income, future prospects and any other factors deemed relevant by our board of directors. The distribution of dividends is also limited by Israeli law, which permits the distribution of dividends by an Israeli corporation only out of its retained earnings as defined in Israel’s Companies Law, 5759-1999, or the Companies Law, provided that there is no reasonable concern that such payment will cause us to fail to meet our current and expected liabilities as they become due, or otherwise with the court’s approval (as we obtained for the January 2021 dividend). You should not invest in our company if you seek a secured dividend income from your investment. For information regarding taxation of dividend, see ITEM 10.E – “Additional Information - Taxation - Israeli Tax Consequences of Holding Our Shares - Dividends”.

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

Risks Related to Our Location in Israel

Political and economic conditions in Israel, including the ongoing war and hostilities between Israel and Hamas, the Houthi movement and Iran, may limit our ability to produce and sell our products. This could have a material adverse effect on our operations and business condition, harm our results of operations and adversely affect our share price.

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

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in extensive deaths, injuries and kidnapping of civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and a military campaign against these terrorist organizations commenced in parallel to their continued rocket and terror attacks. Since the war in Gaza with Hamas commenced, the Israel Defense Force, or the IDF, has called up more than 350,000 of its reserve forces to serve. A small number of our management and non-management employees have been called to serve. In addition, the family members of many of our Israeli team members were called to serve in the IDF. Our operations could be disrupted by a significant absence of one or more of our key employees or a significant number of other employees.

Following the attack by Hamas on Israel’s southern border, Hezbollah in Lebanon has also launched missile, rocket, and shooting attacks against Israeli military sites, troops, and Israeli towns in Israel. In response to these attacks, the IDF has carried out a military operation in Lebanon, including raids on territories controlled by Hezbollah in Lebanon and strikes on sites belonging to Hezbollah in Lebanon. On a separate border, Israel was required to take limited preemptive military actions in Southern Syria in light of the fall of the Assad regime and the takeover of Syria by the Syrian rebels.

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

The intensity and duration of Israel’s current military endeavors in multiple fronts are difficult to predict, as are the economic implications on our business and operations in particular and on Israel's economy in general.

Conflicts in North Africa and the Middle East, have resulted in continued political uncertainty and violence in the region. Efforts to improve Israel’s relationship with the Palestinian Authority have failed to result in a permanent solution, and there have been numerous periods of hostility in recent years. In addition, relations between Israel and Iran continue to be seriously strained, especially following Iran’s missile attacks on Israel during 2024 and Israel’s counterattacks in Iran, Iran’s nuclear program and targeted cyber-attacks against Israeli entities. Such instability may affect the economy, could negatively affect business conditions and, therefore, could adversely affect our operations. Furthermore, the ongoing conflict in Yemen, particularly the Houthi rebel group’s missile attacks on Israel and on commercial vessels in the Red Sea, presents another layer of risk. These incidents, which have led major shipping companies to avoid the area, could disrupt global trade routes and potentially impact our supply chain or delivery timelines. To date, these matters have not had any material effect on our business and results of operations; however, the regional security situation and worldwide perceptions of it are outside our control and there can be no assurance that these matters will not negatively affect our business, financial condition and results of operations in the future.

The Abraham Accords signed since September 2020 between Israel and the UAE, Morocco, Sudan and Bahrain have opened new markets for the company that were historically inaccessible, but there are a number of countries, primarily in the Middle East, as well as Malaysia and Indonesia that restrict business with Israel or Israeli companies, and we are precluded from marketing our products to these countries directly from Israel. Restrictive laws or policies directed towards Israel or Israeli businesses may have an adverse impact on our operations, our financial results or the expansion of our business. In addition, there have been increased efforts by activists to cause companies and consumers to boycott Israeli goods. Such actions, particularly if they become more widespread, may adversely impact our ability to sell our products.

Furthermore, the Israeli current elected government is pursuing extensive changes to Israel’s judicial system. Actual or perceived instability with respect to the current public dispute over changes to the Israeli legal systems or the impact thereof, may individually or in the aggregate adversely affect the Israeli economy and our ability to do business, financial condition, results of operations, growth prospects, and share price.

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

We were incorporated in Israel in 1987 and are subject to the laws of the State of Israel. We are a public limited liability company under Israel’s Companies Law and operate under that law and associated legislation. Our corporate headquarters, executive offices and main research and development and engineering facilities, as well as facilities for product assembly are located at Gilat House, 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva 4913020, Israel. Our telephone number is (972) 3-925-2000. Our address in the U.S. is c/o Wavestream Corporation at 545 West Terrace Drive, San Dimas, California 91773. Our website address is www.gilat.com. The information on our website, or that can be accessed through, is not incorporated by reference into this Annual Report.

We are a leading global provider of satellite-based broadband communications. We design and manufacture ground-based satellite communications equipment and provide comprehensive solutions and end-to-end services powered by our innovative technology. Our portfolio includes a cloud-based satellite network platform, VSAT terminals, amplifiers, high-speed modems, high-performance on-the-move antennas, IFC ESA antennas, high efficiency, high power SSPA amplifiers, BUCs and transceivers. Our comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband internet access, cellular backhaul, enterprise, social inclusion solutions, In-Flight Connectivity, maritime, trains, defense, and public safety, all while meeting stringent service level requirements. We also provide connectivity services, internet access and telephony to enterprise, government and residential customers over networks built using our own equipment and over other networks that we install, mainly based on BOT and BOO contracts. We build telecommunication infrastructure in these projects, typically using fiber-optic and wireless technologies for broadband connectivity. Following the acquisition of DataPath, our newly owned subsidiary, our portfolio also includes defense ground systems, and field services.

Our products are primarily sold to satellite operators, communication service providers, MNOs and system integrators that use satellite communications for their customers and to government organizations and system integrators that use our technology. We are particularly active in the following market sectors: enterprise and government broadband applications, consumer broadband access, cellular connectivity, national telecommunication connectivity, defense and homeland security and mobility applications for air, land and sea. We provide services directly to end-users in various market sectors including in certain countries in Latin America and provide managed network services in certain countries, such as Australia, Peru, Mexico, Philippines and the U.S., over a satellite network owned by a third party. We have sales and support offices worldwide, three network operations centers and R&D centers in Israel, the U.S. and Europe.

We shipped our first generation VSAT in 1989 and since then, we have been among the technological leaders in the satellite ground equipment industry. Our continuous investment in research and development has resulted in the development of new and industry leading products and our intellectual property portfolio includes 68 issued patents (50 U.S. and 18 foreign) relating to our VSAT and other systems as well as 9 issued patents in the U.S. relating to our satellite communication on the move antenna solutions and 13 issued patents (3 U.S. and 10 foreign) for our high power SSPAs.

On June 17, 2024, we, through our subsidiary Wavestream Corporation entered into a Membership Interest Purchase Agreement with Stellar Blu Solutions LLC, a leading U.S. based provider of next-generation SATCOM terminal solutions, and the owners of its membership interests, which was amended on December 11, 2024. Pursuant to the Purchase Agreement, Wavestream agreed to purchase from the sellers 100% of the membership interests of SBS.

The acquisition was completed on January 6, 2025, and the initial closing cash payment of $98 million ($108 million as adjusted), was funded through a combination of existing cash resources, and $60 million from a new secured credit line we entered into with HSBC Bank USA, NA and Bank Hapoalim B.M., as described below. The total cash consideration in connection with the acquisition may increase by up to an additional $147 million payable in cash subject to achievement of future performance milestones.

In connection with the consummation of the acquisition, we entered into a senior secured credit agreement with HSBC Bank USA, NA and Bank Hapoalim B.M., as lenders, and with HSBC Bank USA, NA, as Administrative Agent and Sole Lead Arranger and Sole Bookrunner. We used $60 million of the credit facility to fund a portion of the initial cash consideration required to close the SBS acquisition and may draw down additional amounts from the credit facility to fund potential future performance milestone payments under the terms of the purchase agreement. The credit agreement contains a number of covenants that, under certain circumstances may limit us and Wavestream’s ability to, among other things, incur indebtedness, create liens, make investments, merge with other companies, dispose of assets, prepay other indebtedness and make dividends and other distributions. The loan matures on January 6, 2028.

On March 8, 2023, we signed a definitive agreement to acquire 100% of the shares of DataPath, Inc., a U.S.-based expert systems integrator in trusted communications for the U.S. DoD Military and Government sectors. We completed the acquisition in November 2023, following the receipt of certain regulatory approvals, including the receipt of clearance of the Committee on Foreign Investment in the United States or CFIUS.

B.	Business Overview

We are a leading provider of ground-based satellite communications and other network communications solutions and services. We believe in the right of all people to be connected. Our mission is to create and deliver deep technology solutions for satellite, ground and new space connectivity.

We design and manufacture ground-based satellite networking communications equipment, which we sell to our customers either as network components (modems, BUCs, antennas) or as complete network solutions (which include hubs and related terminals and services) or turnkey projects. We develop the equipment that includes commercial VSAT systems, defense and homeland security satellite communications systems, SSPAs, BUCs, transceivers, low-profile antennas, IFC ESA antennas, on-the-Move and on-the-Pause terminals and modems. Our equipment is used by satellite operators, service providers, telecommunications operators, MNOs, system integrators, government and defense organizations, large corporations and enterprises. We sell and distribute our products and provide our services internationally in Latin America, Asia, Asia Pacific, North America, Africa, and Europe. In particular, we provide connectivity services, internet access and telephony, to enterprise, government and residential customers over our own networks, built using both our equipment and equipment purchased from other manufacturers in various technologies and over other networks that we install, mainly based on BOT and BOO contracts. We build telecommunication infrastructure in these projects, typically using fiber-optic and wireless technologies for broadband connectivity. We also provide NOC services and hub services. Following the acquisition of DataPath, our newly owned subsidiary, our portfolio also includes defense ground systems and field services.

We have diversified revenue streams that result from both sales of products, which include construction of networks, and services. In the year ended December 31, 2024, approximately 63% of our revenues were derived from sales of products and 37% from services. During the same period, we derived 48%, 17% and 5% of our revenues from the U.S., Peru and Israel, respectively.

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

A two-way broadband satellite communications solution is comprised of the following elements:

•	Communications satellite – a satellite in geostationary orbit (synchronized with the earth’s orbit) or NGSO (MEO or LEO).

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

Satellite operators provide satellite capacity (a portion of the satellite’s bandwidth and power which is used to establish one or more communication channels). A typical GEO satellite can cover a geographic area the size of the continental U.S. or larger. NGSO satellite constellations are global and can cover most of the earth area. The satellite receives information from the ground station equipment, amplifies it and transmits it back to earth on a different frequency. Satellite operators sell the capacity in a variety of leasing agreements to their customers. Our technology is compatible with GEO and NGSO satellites, C band, Ku band, Ka-band, MIL Ka and satellites including special extended C-band and extended Ku-band satellites. Some of the leading satellite operators are Intelsat, SES, Telesat, Hispasat and Eutelsat.  New large NGSO satellite constellation operators include SES (O3b mPOWER), SpaceX (Starlink), Amazon (Kuiper), Telesat (Lightspeed), and Eutelsat OneWeb.

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

Given the technological and implementation benefits afforded by satellite communications networks, we believe that the market for satellite communications products and services will continue to grow. According to a 2024 report from Analysys Mason (formerly NSR), a leading international telecom market research and consulting firm, the revenue growth for broadband equipment (VSAT, IFC ESA Antennas and RF Chains), is expected to grow at a compounded annual growth rate, or CAGR, of 12% through 2033.

Further, according to the 2024 Analysis Mason report, aggregated satellite capacity has grown significantly in recent years and is forecast to grow further in the coming years. According to the report, the growing availability of satellite capacity has resulted in significant reduction in the cost of satellite capacity.

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

There are six primary market categories that require broadband satellite products and services:

Enterprise. End-users include large companies and organizations, Small Medium Enterprises, or SMEs, and Small Office/Home Office (SOHO) users. For enterprises, satellite communications networks offer network connectivity and deliver voice, data and video within corporations (known as corporate intranets), internet access, transaction-based‑ connectivity that enables online data delivery such as ‑point-of-sale‑ (credit and debit card authorization), inventory control and real time stock exchange trading.

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

Rural Telecommunications (digital inclusion). The rural telecommunications market is comprised of communities throughout the world that require telephone, and internet access in areas that are unserved or underserved by existing telecommunications services. These communication services are usually provided to the rural population via government subsidized initiatives. This market sector is comprised of “Build Operate” projects, in which governments subsidize the establishment and the operation of a rural network to be served by a satellite, wireless or cellular service provider that is usually selected in a bid process. In other instances, local communications operators have universal service obligations, which require them to serve rural areas lacking terrestrial infrastructure. Some local communications operators elect to fulfill this obligation by hiring third parties in a model known as BOT. In these instances, the network is established and made operational by a third-party service provider, which operates it for a certain period of time and then it is transferred to the operator.

Consumer. The consumer market consists of residential users. These users require a high‑speed internet connection similar to a digital subscriber line, or DSL, or cable modem service. Internet connectivity in all reaches of the world is a means to provide equal opportunity to all and digital inclusion, which is part of our vision and mission.

Defense and Government. The defense and government sector consists of homeland security and military users. The versatility, reliability, and resiliency of satellite broadband networks, the in-motion low profile antennas and the lightweight SSPAs are a perfect fit for security and armed forces. For example, low power lightweight satellite communications systems can be quickly deployed in disaster areas, as a replacement for destroyed wireless or wire line networks, providing communication services to emergency personnel and law enforcement units.

Digital Inclusion - Another growing government-related market is the digital inclusion market, characterized by government initiatives providing internet connectivity to un-connected communities.

Mobility. The mobility market is comprised of on the move platforms, on land at sea and in the air, such as aircraft, ships, trains and vehicles, that require broadband connectivity. Satellite-based solutions for these platforms include ground network platform, modems, on-the-move antennas and transceivers.

In-Flight Connectivity. The In-Flight Connectivity, or IFC market addresses the growing demand for seamless internet access during air travel. As passenger expectations evolve, reliable and high-speed connectivity has become a critical component of the in-flight experience. IFC technology enables passengers to stay connected for work, entertainment, and communication, transforming air travel into a more productive and enjoyable experience. To that end, IFC service providers require transparent switchover between beams, satellites and gateways. Broadband solutions for IFC will often include high-performance modems, airborne transceivers, and antennas. Key end-users of IFC technology include commercial airlines, private jet operators, and business travelers who require uninterrupted internet access.

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

Technology leadership. We have been at the forefront of satellite communications technology and services for nearly 40 years and continue to be an innovator and developer of new satellite technologies. Our customizable satellite communications technology enables us to provide a wide range of broadband, internet, voice, data and video solutions to our customers. We offer hubs and optimized satellite terminals (VSATs), which can attain a rate of up to 1.5 Gbps. Our product and operations infrastructure are capable of running hubs with greater than 99.8% availability while rolling out thousands of new VSAT site locations each month. In the beginning of 2022, we launched SkyEdge IV  our next generation system for VHTS and NGSO that will join our successful proven SkyEdge product family. SkyEdge IV is targeted as a solution for the latest state-of-the art VHTS Software Defined Satellites, or SDS, that will be launched in the coming decade. SkyEdge IV provides extremely high performance and space segment efficiency. Our product lines are known for their durability and resilience. We provide advanced on-the-move terminals, including all components such as antennas, BUCs and modems. Our low-profile, satellite communications on-the-move solutions antennas provide reliable broadband communications for commercial and defense applications. Our SSPAs provide high performance, even at the extreme end of temperature and environmental performance specifications. X-Architecture, our cloud-based distributed architecture, and our Electronically-Steered Array/Phased Array Antenna, or ESA, and following the acquisition of SBS, in January 2025, SBS next-generation SATCOM terminal solutions, as it’s Sidewinder, are our leading innovations that, we believe, have positioned us as a leader in providing satellite communications technology. With SkyEdge IV we introduced our next generation Elastix-Architecture that provides substantial improvements in scalability and performance. Our research, development and engineering teams, located in several locations worldwide, enable us to rapidly develop new features and applications. Moreover, by directly serving end-users through our service organizations, we are able to quickly respond to changing market conditions and maintain our position in the market.

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

Complementary business lines for turnkey solutions. Our operating segments are able to provide a full turnkey solution to our customers by integrating a diverse range of value-added products and services. Our product and service offerings include satellite communications network equipment, , power amplifiers, low-profile satellite communications on-the-move terminals, antennas, ESA antennas, installation, operation and maintenance. We provide communication services ranging from broadband, internet, voice, data, and video to managed solutions that can be customized and are flexible. Our business model enables us to be attuned to our customers’ needs and to adapt to changing market trends. Our satellite communications-based networks sometimes serve as platforms for the delivery of complete systems, providing versatile solutions for enterprises, government agencies, SMEs, rural communities, digital inclusion, SOHOs and consumers.

Diversified revenue streams and customer base. In the year ended December 31, 2024, approximately 63% of our revenues were generated from equipment sales and 37% of our revenues were generated from services. Our equipment sales are generally independent equipment orders that often generate maintenance contracts and additional opportunities for future equipment sales and also include the revenues from the construction phase of large-scale projects. Our service sales are characterized by long-term contracts that provide a recurring revenue base. In the year ended December 31, 2024, our three operating segments, Satellite Networks, Integrated Solutions and Network Infrastructure and Services, accounted for 65%, 18% and 17% of our revenues, respectively.

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

Experienced management team. Our management is comprised of an experienced executive team. Our Company’s leadership is comprised of highly skilled senior managers who have extensive experience each in her or his field of expertise, including significant expertise in cutting-edge technology and field proven success in the development of our business and organization.

Our Growth Strategy

Effective January 1, 2025, the Company adopted a new organizational structure and reporting segments. This restructuring aims to better align with the diverse and attractive end markets we serve and to enhance investor insight into our business lines and strategic growth opportunities. Starting January 1, 2025, the Company will report its financial results based on the following three divisions: Gilat Defense, Gilat Commercial, and Gilat Peru.

Gilat Defense Division. Our defense division aims to provide secure, rapid-deployment solutions for military organizations, government agencies, and defense integrators, with a strong emphasis on the U.S. Department of Defense, following our strategic acquisition of DataPath Inc. By integrating technologies from Gilat, Gilat DataPath, and Gilat Wavestream, the division is uniquely positioned to deliver resilient battlefield connectivity with multiple layers of communication redundancy to ensure high availability.

Gilat Commercial Division. Our commercial division offers advanced broadband satellite communication networks for In-Flight Connectivity, or IFC, Enterprise, and Cellular Backhaul, supporting High Throughput Satellites, or HTS, Very High Throughput Satellites, or VHTS, and Non-Geostationary Satellite Orbit, or NGSO constellations. Our acquisition of SBS is expected to serve as the cornerstone of this division, bolstering our position in the IFC market and enabling us to provide cutting-edge connectivity solutions that meet the demands of passengers, airlines, and service providers worldwide.

Gilat Peru Division. Our Peru division specializes in end-to-end telecommunications solutions, including the operation and implementation of large-scale network projects. With expertise in terrestrial fiber optic, wireless, and satellite networks, Gilat Peru offers technology integration, managed networks and services, connectivity solutions, and reliable internet and voice access across the region.

Our objective is, through the new organizational structure and our three divisions, to leverage our technology and services capabilities in order to:

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

Expand our presence in the IFC market – We continue to develop our hub and modem technology and our Ka and Ku airborne BUCs, Transceivers, Frequency Converter Units, or FCU and Power supplies to serve the connectivity needs of aviation service providers. We are also placing a focus on developing a flat Electronically Steered antenna leveraging our unique in-house developed ally technology. Following the recent acquisition of SBS in January 2025, our portfolio also includes next-generation Satcom terminal solutions, such as SBS’ Sidewinder terminal, that includes scalable subarrays and can support GEO and LEO. These solutions are designed to serve the high growth of IFC services in commercial aviation and business aviation markets.

Fortify our leadership position in the 4G/LTE and 5G cellular backhaul market – We intend to continue to leverage our technology, as well as our experience, to serve mobile network operators’ 4G/LTE and 5G connectivity needs in rural, metro-edge and metro areas with long term projects.

Expand our presence in the defense market – We are increasing our focus on this growing market segment both in the United States and globally. Our acquisition of DataPath Inc. an U.S. based expert systems integrator for the U.S. DoD Military and Government sectors is a realization of this growth strategy. We are also focusing efforts on emerging opportunities both with products applicable for commercial and defense applications. We increased our investment in this market as we believe its global growth will contribute to our business. We believe that the SkyEdge IV system provides our satellite operator customers an attractive offering for defense and government agencies.

Provide broadband internet to rural areas in governmental projects – We intend to build on our experience in bringing broadband internet to rural areas in Latin America and Asia and identify additional markets in which to expand.

Our Businesses in 2024

Satellite Networks Segment

Our Satellite Networks operating segment provides satellite communications network systems and associated professional and in certain instances, managed satellite network services, to satellite operators, governments, Telcos and service providers worldwide. Our operational experience in deploying large networks together with our global network of local offices enables us to work closely and directly with those providers. We provide equipment, solutions and services to the commercial, mobile, government, enterprise, social inclusion solutions and consumer markets. We provide solutions tailored to the requirements of individual industries. Based on our open SkyEdge platforms, our solutions provide added value to operators through better performance and integration as well as simpler deployment.

Our SkyEdge product family, including our SkyEdge II-c and SkyEdge IV products, allow us to deliver efficient, reliable and affordable broadband connectivity such as internet, voice, data and video. Both platforms support multiple applications such as Broadband Access, Enterprise connectivity; Cellular Backhaul and Mobility applications.

We also support satellite networking through professional services, training and a full range of turnkey solutions and outsourced network operations. We are also addressing the defense market using our VSAT platforms; Single Channel Per Carrier, or SCPC modems and DataPath, our subsidiary that sells into the U.S. department of defense.

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

SkyEdge IV is our next generation multi-service platform built with our new, advanced Elastix-Architecture. SkyEdge IV’s single platform for multi-orbit operation enables deployment on GEO Very High Throughput Satellites as well as Non-GEO Stationary constellations and operates a single and unified multi-orbit network.

SkyEdge II-c and SkyEdge IV systems support large-scale broadband services for enterprise, cellular backhaul, IFC, maritime and consumer, applications, including fast web browsing, high-speed trunking, video streaming, internet Protocol Television, or IPTV, Voice Over internet Protocol, or VoIP, and other bandwidth-intensive services. Our SkyEdge II-c system and SkyEdge IV system  also support cellular backhauling of 2G, 3G, 4G/ LTE and 5G technologies. The SkyEdge II-c system designed with highest scalability supporting multi satellite multi beam networks, with any number of gateways and user terminals. The SkyEdge II-c platform supports three VSAT types: Gemini, Capricorn, and Taurus. It includes a unified, centralized network management system, or Total NMS which manages all hub elements at all gateways from a central NOC location and enables the definition of different types of virtual network operators to support different types of business models and services in multiple regions. Enhanced Fault-Management, Configuration, Accounting, Performance, and Security, or FCAPS functions, a network management framework created by the International Organization for Standardization and the electronic machine to machine interface, enable full visibility, control and seamless integration with the operator’s operations support system/business support system, or OSS/BSS, environment. As part of our road map to support multi-service capabilities and very high speed (up to 1.5 Gbps) services we launched SkyEdge IV which uses a new VSAT platform the Aquarius in addition to Gemini, Capricorn and Taurus. Our plan is to gradually support segments that are currently supported by SkyEdge II-c, including mobility, enterprise, cellular backhaul.

Our VSATs provide operational simplicity and reduced operational expenditures. They provide simple VSAT installation that expedites deployment and reduces costs. The VSAT customer premises equipment, or CPE, includes an intuitive graphical user interface that guides the installer step by step through the installation and service activation process.

SkyEdge II-c Gemini is a family of compact high-throughput routers, designed to enable high speed broadband services while meeting cost efficiencies required by residential customers and businesses. Gemini enables fast web browsing, video streaming, IPTV, VoIP, and other bandwidth intensive services. This solution comes in variations for enterprise applications such as retail, banking, automatic teller machines, or ATMs, lotteries and USO/USF government-funded programs aimed to expand broadband connectivity to underserved regions. Our Gemini VSATs also operate on SkyEdge IV 4.

SkyEdge II-c Capricorn, is a family of ultra-high-performance satellite routers that are used for corporate services, 2G/3G/4G/5G cellular backhauling, IP trunks and mobility services. For IP trunks and mobility, Capricorn delivers acceleration and packet-per-second performance that support hundreds of users per VSAT. For LTE cellular backhauling, Capricorn includes our patented (granted in Japan, U.S., China, Belgium, France, Germany and U.K) cellular data acceleration technology that enables full LTE speeds of up to 400Mbps for cellular handheld devices. Capricorn VSATs  also operate on SkyEdge IV.

SkyEdge II-c Taurus used for in-flight satellite communication connectivity with simultaneous support for broadband IFC and internet Protocol Television and is a key component of our Ku and Ka aeronautical satellite communication solution, as our ultra-high-performance aero-modem manager, or MODMAN for in-flight connectivity. Taurus is supported by SkyEdge IV and will allow continuous operations of IFC between the SkyEdge IV and SkyEdge II-c systems. The Taurus-M VSAT address the military market.

SkyEdge IV Aquarius is a new family of VSATs that we introduced which support higher speeds of up to 1.5 Gbps. The Aquarius VSAT family is based on next generation technology that support the demands of 5G, and very high speeds for mobility and maritime. It features a new capability that allows roaming between NGSO and GEO networks for example SES mPOWER NGSO and GEO Satellites. In line with our strategy, we had released in 2023 the Aquarius Pro for enterprise, mobility and cellular backhaul indoor use, and in 2024 we introduced the Aquarius Outdoor for enterprise, mobility, cellular backhaul outdoor use, Aquarius Pro SCPC for SCPC symmetric applications and Aquarius-E for lower cost enterprise application.

GLT-1000/MLT-1000/GLT 1500 is a modem line of products for SCPC and Multi-Channel Per Carrier, or   MCPC applications. The MLT-1000, constructed in accordance with rigorous military standards, delivers a robust and secure waveform suitable for demanding link conditions in both fixed and mobile applications. GLT 1500, to be released in 2025, is our new Software Defined Radio modem, or SDR designated for defense applications.

C-Series and Q-Series Portables is a family of man-portable terminal designed and marketed by DataPath Inc. our subsidiary, that provides on-the-go reliable, high-performance satellite communication capabilities. The C-Series terminals feature a wide azimuth travel range, continuous duty-cycle high-speed servo drives, antenna control with Ephemeris data ingest, and RF payloads for both LEO and MEO broadband communication constellations. Both feature commercial and governmental (Mil-std-810G) solutions.

DKET 3400 and DKET 3421 Transportable are a family of Deployable Ku/Ka/X Earth Terminal, or DKET, terminal hubs in the form of a single-skid earth terminal, designed and marketed by DataPath. our recently acquired subsidiary that provides customers with a multiband transportable hub node that delivers the operational flexibility, capacity, connectivity and control required to ensure success anywhere in the world. The DKET family enables X, Ku and Ka band operation, as scalable modem architecture, up to 32 modems, flexibility to leverage available satellite assets, interchangeability between military and commercial networks, and easy to transport over air, land or sea.

IFC Terminals and Antenna Products

ESR family of products: ESR 2030 – Electronically Steered Antenna is an ultra-slim, low-profile antenna for business aviation that operates in LEO constellations.

SR300, BRP 60, BR71, BR72 and ER5000. SR 300 and ER 5000 are COTM antennas that are used for commercial defense and government applications. BRP 60, BR71 and BR72 are used for UAV applications.

Sidewinder (part of our product portfolio following the acquisition of SBS on January 6, 2025). A full ESA terminal solution that is novel in its open architecture optimized to enable the performance and cost advantages of multi-orbit service LEO and GEO . It has already been selected by satellite operators, and airlines to provide next-generation satcom solution offerings. Through these collaborations, Sidewinder has been embraced by some of the world’s largest airlines.

System Integration and Turnkey Implementation

We have expanded our business beyond core VSAT networks to deliver complete and comprehensive solutions to meet our customers’ needs even where VSATs are not the main part of the solution. We see a growth in market demand for vendors capable of fully delivering integrated solutions for interdisciplinary, communication-based projects.

In certain other situations, we are required to provide our VSAT solutions in a turnkey mode where we are responsible for the complete end-to-end solution. In the case of turnkey solutions, and occasionally in projects requiring system integrations, we provide our customers with a full and comprehensive solution including:

•	Project management – accompanying the customer through all stages of a project and ensuring that the project objectives are within the predefined scope, time and budget.
•	Satellite network design – translating the customer’s requirements into a system to be deployed, performing the sizing and dimensioning of the system and evaluating the available solutions.
•	Deployment logistics – transportation and rapid installation of equipment in all of the network sites.
•
Implementation and integration – combining our equipment with third party equipment such as solar panel systems and surveillance systems as well as developing tools to allow the customer to monitor and control the system.

•	Operational services – providing professional services, program management, network operations and field services.
•	Maintenance and support – providing 24/7 helpdesk services, on-site technician support and equipment repairs and updates.
•	Space segment – where applicable, providing space capacity with back to back agreements with the satellite operators.

Manufacturing, Customer Support and Warranty

Our products are designed and tested at our facilities in Israel as well as our number of other R&D facilities around the world. We outsource a significant portion of the VSAT and hub products manufacturing to third parties. We also work with third-party vendors for the development and manufacture of components integrated into our products, as well as for the assembly of components for our products.

We offer a customer care program for our products, which we refer to as SatCare or SkyCare, and professional services programs that improve customer network availability through ongoing support and maintenance cycles.

As part of our professional services, we provide:

•	Outsourced operations such as VSAT installation, service commissioning and hub operations.
•	Proactive troubleshooting, such as periodic network analysis, to identify symptoms in advance.
•	Training and certification to ensure customers and local installers are proficient in VSAT operation.

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

Customers and Markets

We provide our Satellite Communication solutions mainly to satellite operators, governments,   MNOs telecommunication service providers, ISPs, and homeland security and defense agencies. Our customers benefit from:

•	a single accountable partner for all of their satellite communication network needs.
•	high credibility and experience.
•	local presence and partnerships.
•	industry-leading technology and system integration.
•	flexibility and customization.
•	proven ability to deliver innovative end-to-end solutions.

We sell and distribute our products and provide services internationally, particularly in Latin America, Asia, Asia Pacific, the U.S., Africa and Europe.

Satellite operators - are using our products for HTS and VHTS GEO and NGSO satellite networks. In this case our platforms are used for a variety of applications and services. For example, we provide to SES platforms for GEO and MEO constellations. Our products are used for the IFC and maritime markets.

Governments - Some of the rural communication projects are for government customers. Examples of our rural telecom customers include Telefonica in Peru, and SCT in Mexico. Our platforms are used for projects of social inclusion that are funded by governments.

Mobile Network Operators, or MNOs and Telecommunication Service Providers - MNOs are using our solutions to increase cellular coverage and as a solution for emergency situations.  Service providers serving the rural communications market are typically public telephony and internet operators providing telephony and internet services. In some markets, existing telecom operators are mandated by the government to provide universal services. Providing these services in remote areas is a challenge to these operators, and they sometimes outsource these services to rural telecom service providers.

ISPs - We sell VSAT communications networks and solutions primarily to service providers that mostly serve the enterprise consumers, government agencies and the mobility market. We have hundreds of such customers worldwide.

Enterprise Customers - Use our networks for internet access, broadband data, voice and video connectivity and for applications such as credit card authorizations, online banking, corporate intranet, interactive distance learning, lottery transactions, retail point of ‑sale, inventory control and supervisory control, and data acquisition, or SCADA services.

Homeland Security and Defense Agencies – Our products and solutions are used for Homeland security and defense agencies to provide connectivity and control in the net-centric battlefield. That includes VSATs, Modems and Antennas.

           Mobility Solutions & IFC

Our IFC portfolio includes VSAT network platforms, SkyEdge II-c and SkyEdge IV network systems, high-speed modems, the Taurus family, high performance on-the-move antennas and high efficiency, ESA antennas for commercial aviation for LEO and multi orbit LEO and GEO networks; high power SSPAs and BUCs.

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

•
Train Data Connectivity – Reliable and wide band alternative to cellular based data connectivity for trains over satellite supporting high-speed trains. Provides access in remote and rural places with smooth coverage and cross-country access with no roaming limitation.

•	Military – Strategic military advantage by supporting the transfer of real-time intelligence while on-the-move with a small, low profile, hard to track antenna.
•
Digital satellite news gathering - Always on, no set up time, real-time streaming video;
First responders - supports vehicles’ mobility, agility and stability required for teams to be the first to reach the scene.

•	Search and exploration teams, close-to-shore vessels etc.

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

Our Integrated Solutions headquarters, research and development, engineering and manufacturing facilities are located in San Dimas, California, with additional research and development centers in Israel, and Bulgaria.  The Integrated Solutions product line is manufactured in our San Dimas facility.

Products and Solutions

RF power amplifiers, BUCs and transceivers

The Integrated Solutions product line consists of RF amplifiers, Block Up Converters, or BUCs, transceivers and Frequency Control Units, or FCU that use solid-state sources to produce high power at microwave and millimeter-wave frequencies. Our patented Spatial AdvantEdge™ technology allows us to create more compact product packages that provide higher power, greater reliability and improved efficiency for any mission-critical applications. The spatially power combined amplifier employs a different technique for combining the transistor outputs than traditional Monolithic Microwave Integrated Circuit, or MMIC based amplifiers. Rather than combining in multiple steps, increasing loss and size with each combining stage, all transistor outputs are combined in a single step. Many amplifying elements synchronously amplify the input signal, and their outputs are combined in free space for very high combining efficiency.

Our Integrated Solutions patented technology allows us to create amplifiers and BUCs with high output power in more compact product packages that generate less heat, use less energy, and reduce lifecycle costs. Our Integrated Solutions products help customers meet the stringent power requirements for mission-critical communications systems. We perform full factory acceptance testing on every unit we manufacture and deliver, ensuring each product has guaranteed performance over the full temperature range and over extended frequency bands.

We believe that we have established a leadership position with our compact, highly efficient SSPAs with a field-proven family of high to medium powered Ka, Ku, and X band products. Our Integrated Solutions line of products are designed and tested to meet strenuous requirements for temperature, shock and vibration over the full range of frequency and at the extremes of environmental performance specifications. Our Integrated Solutions field-proven technology and reputation for innovation and quality drive solutions for multiple applications targeting military, aerospace, commercial and broadcast satellite systems.

Our product lines include SSPAs in different size and power specifications including for example: EnduroStream, PowerStream®, TerraStream, Aerostream ®, and Microstream.

AeroStream®

The AeroStream® is a state-of-the-art transceiver for challenging in-flight satellite communications environments. AeroStream™ products meet RTCA/DO-160G, Boeing, Airbus and ARINC specifications for commercial aircraft as well as MIL-STD requirements for military aircraft. The AeroStream® transceiver has been certified through the process with the FAA. The AeroStream® incorporates Integrated Solutions next generation Spatial AdvantEdge™ technology to provide high power output with greater efficiency and reliability for airborne satellite communications applications. The AeroStream® transceiver offers all necessary interfaces to work seamlessly with leading modems and Antenna Control Units, or ACUs, to provide a convenient turnkey solution.  We offer fully integrated solutions based on our own technology and components. Our integrated solutions feature the highest standards of reliability and efficiency combining our own VSAT/modems, antennas and BUCs. We leverage our innovative and industry-leading technological capabilities from R&D centers around the world.

Customers and Markets

The Integrated Solutions product line addresses the following applications and markets:

Defense & Government

Defense - satellite-based airborne and highly secured point-to-point. This market is typically categorized by customers requiring high quality products, at times for mission critical communications in extreme environmental conditions. The satellite terminals (e.g., VSAT, Single Channel Per Carrier, or SCPC) are usually provided to the defense agencies via system integrators and not directly from the power amplifier suppliers.

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

IFC - A high power amplifier is used in conjunction with high-end VSAT terminals for airborne IFC terminals/antennas in commercial and business airplanes. These terminals provide high speed internet access for passengers and airlines alike.

          Gateway - The SSPAs are used for Gateways in large NGSO and GEO constellations where there is a need for very high throughput and high reliability. Terminals/antennas are usually provided via system integrators, or service providers.

Integrated Solutions customers include the U.S. Army, Tampa Microwave, General Dynamics Satcom Mission Systems, SAFRAN, ThinKom, Honeywell International Inc., L-3/Harris, Fisica Applied Technologies Inc. and Hughes Networks System LLC, Anuvu. Integrated Solutions’ customers include also our subsidiaries DataPath, and SBS.

Network Infrastructure and Services Segment

We provide network infrastructure construction of the fiber and wireless network of PRONATEL in Peru mainly through BOT and BOO contracts subsidized by the government. Accordingly, we build the infrastructure, act as a licensed telecommunications operator for a defined period and in some of the cases, then transfer the network to the customer which is a governmental entity.

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

In 2018, we were awarded two additional PRONATEL Regional Projects for the construction and operation of networks with a contractual value of approximately $154 million. The construction phase was prolonged due to continued delays and due to preventative measures taken by Peruvian governmental authorities with respect to COVID-19 pandemic. As a result, the expected total duration of these projects is expected to be 15 years. Under these PRONATEL Regional Projects we will deliver transport networks and operate them for up to eighteen months before transferring them to the Peruvian government. The access networks, which we will operate for 10 years, will be owned by us.

Our Peruvian subsidiary has offices in Lima, Peru as well as in the principal cities in the regions awarded.

Competition

The telecommunications industry operates in a competitive, rapidly changing market. In some cases, our competitors can also be our customers or partners. Accordingly, maintaining an open and cooperative relationship is essential.

In the equipment market, we face competition from providers of satellite communications systems, products and services, such as HNS, ViaSat, ST Engineering iDirect, Comtech, Kratos and a few other smaller providers.

We compete in some HTS and VHTS markets with competitors such as HNS that have launched high throughput satellites. Although we have entered the HTS and VHTS market with competitive technology, we expect competition in this market will continue to increase.

Due to the nature of the satellite solution, the VSAT technology is, at times, commercially tied to the satellite technology itself, and consequently, there may be circumstances where it is difficult for competitors to compete with an incumbent VSAT vendor using the particular satellite.

Our low-profile on the move and ESA antennas compete with products from competitors such as  GetSat, QEST; Orbit, Thales, HNS, Intellian, Thinkom, C-Com Satellite Systems Inc., .

Our primary competitors with respect to our BUCs and other Integrates Solutions products are CPI,  Xicom, Mission, General Dynamics Satcom Technologies and Paradise Datacom..

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

Certain consolidations and acquisitions have occurred during the last few years among key players in the market, such as SES and Intelsat (closing is expected in 2025), Intelsat and Gogo, Viasat and RigNet, Viasat and Inmarsat, Eutelsat and OneWeb, and Hispasat and Axess. These market changes affect the competitive landscape and position our company in rivalry with more significant consolidated corporations with comprehensive resources. On the other hand, such changes may lead to new opportunities for our business.

Geographic Distribution of Our Business

The following table sets forth our revenues from operations by geographic area for the periods indicated below as a percent of our total sales:

	Years Ended December 31,
	2024	2023	2022

U.S	48%	39%	40%
Peru.	17%	20%	24%
Israel	5%	2%	1%
Other	30%	39%	35%
Total	100%	100%	100%

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

Corporate Governance

Corporate governance guidelines. We have adopted Corporate Governance Guidelines to assist our board of directors and its committees in the exercise of their duties and responsibilities and to serve the best interests of our company, in a manner consistent with applicable laws and stock exchange rules and the company’s articles of association.

Committee Charters. We have adopted written charters specifying the duties and responsibilities of each of our Audit Committee and Compensation Committee to assist the committee members in carrying out their responsibilities.

Clawback Policy. We have adopted a written compensation recovery, or “clawback” policy, in accordance with the requirements of the SEC and Nasdaq. A copy of our clawback policy is filed as exhibit 4.31 to this Annual Report.

Ethics

Code of Ethics. As a leader in satellite networking technology, solutions and services, we are committed to conduct our business ethically, and in accordance with applicable laws and regulations. We expect such behavior and conduct from all of our directors, officers and employees (including those of our subsidiaries). Our written public policy sets our standards and expectations.

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

Insider Trading Policy

 Our insider trading policy applies to our personnel and personnel of our subsidiaries worldwide and provides guidelines relating to improper conduct by anyone that is employed by the company or otherwise associated with our company with respect to transactions in the securities of and non-disclosure of information regarding our company and its business. Please also see Item 16J of this Annual Report. A copy of our insider trading policy is filed as exhibit 11.1 to this Annual Report.

Anti-Corruption and anti-Bribery Policy

Our policy prohibiting bribery and corruption applies to our directors, officers, and employees, and also to our business partners worldwide. We have also adopted anti-corruption guidelines that apply to all our commercial transactions and commitments, including our subsidiaries and officers worldwide.

C.	Organizational Structure

Significant Subsidiaries	Country/State of Incorporation	% Ownership

1. Wavestream Corporation	Delaware (U.S.)	100%
2. Gilat Networks Peru S.A	Peru	100%
3. DataPath Inc.	Georgia (U.S)	100%
4. Stellar Blu LLC	Delaware (U.S.)	100%

D.	Property, Plants and Equipment

Our headquarters are located in a modern office park which we own in Petah Tikva, Israel. This facility consists of approximately 380,000 square feet, a substantial part of which are currently used by us and the remainder is subleased or offered for sublease to third parties.

We have local and Global NOC sites in Australia, Moldova and Peru, from which we perform network services and customer support functions.

We own 13,500 square feet of research and development facilities and rent 12,200 square feet of manufacturing facilities in Sofia, Bulgaria, which lease will expire on June 1, 2027 and rent 17,300 square feet in Moldova for research and development, global services and global NOC activities, which lease will expire on December 30, 2026. Our Wavestream subsidiary currently leases 32,500 square feet of office space, research and development and manufacturing facilities in San Dimas CA, USA. The San Dimas lease agreement will expire on January 31, 2030. Our subsidiaries in Peru currently occupy 35,000 square feet of office space, and NOC facilities in Lima, which leases will expire between 2025 and 2027. Our DataPath subsidiary currently leases 108,707 square feet of office, integration and warehouse space in Duluth, Georgia, USA. The lease agreement will expire on September 30, 2026. Our SBS subsidiary currently leases 6,200 square feet of office in San Diego, California, USA, which lease will expire on July 31, 2026, and 33,700 square feet of office, integration, and Warehouse space in Fort. Worth Texas, USA, which lease will expire on October 12, 2025.  We intend to renew the leases that  expire in 2025. We also maintain facilities and representative offices in other jurisdictions we operate in.

We sold our 55,700 square feet facility in Backnang, Germany in 2022 and sold a 39,823 square feet lot in Sofia, Bulgaria in 2023.

We believe that our current office space, research and development, and manufacturing facilities are sufficient to meet our anticipated needs for the foreseeable future and are suitable for conducting our business.

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

Our Company

We are a leading global provider of satellite-based broadband communications. We believe in the right of all people to be connected. Our mission is to create and deliver deep technology solutions for satellite, ground and new space connectivity. We design and manufacture ground-based satellite communications equipment, and provide comprehensive solutions and end-to-end services, powered by our technology. Our portfolio comprises a cloud-based satellite network platform, VSATs, amplifiers, high-speed modems, high performance on-the-move antennas, IFC ESA antennas and high efficiency, high power SSPAs, BUCs and Transceivers. Our comprehensive solutions support multiple applications with a full portfolio of products to address key applications, including broadband internet access, cellular backhaul over satellite, enterprise, social inclusion solutions, IFC, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. We also provide connectivity services, internet access and telephony, to enterprise, government and residential customers utilizing both our own networks, and other networks that we install, mainly based on BOT and BOO contracts. We also provide managed network services over VSAT networks owned by others. Following the acquisition of DataPath, our portfolio also includes defense ground systems and field services. Following the recent acquisition of SBS in January 2025, our portfolio also includes next-generation SATCOM ESA terminal solutions, such as SBS’ Sidewinder ESA terminal, that can support multi-orbit LEO and GEO constellations.

We have a large installed base and have shipped more than 1.6 million satellite terminals spanning over 100 countries since 1989 and currently have hundreds of active networks. We have sales and support offices worldwide, 3 NOCs which provide Global NOC services and R&D centers, in Israel, the U.S. and Europe.

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

Commencing in the first quarter of 2022 and through the fourth quarter of 2024, we operated in three operating segments:

•	Satellite Networks.

•	Integrated Solutions.

•	Network Infrastructure and Services.

We concluded that the change in our reporting segments, as described above, did not require goodwill re-assignment.

Recent Events

On June 17, 2024, our subsidiary Wavestream Corporation, or Wavestream entered into a Membership Interest Purchase Agreement with SBS, a leading U.S. based provider of next-generation SATCOM terminal solutions, and the owners of its membership interests, which was amended on December 11, 2024. Pursuant to the purchase agreement, we agreed, through our Wavestream subsidiary, to purchase 100% of the membership interests of SBS. The acquisition was completed on January 6, 2025, and the initial closing cash payment of $98 million ($108 million as adjusted) was funded through a combination of existing cash resources and $60 million from a new secured credit line that we entered into. The total cash consideration in connection with the acquisition may increase by up to an additional $147 million payable in cash subject to achievement of future performance milestones.

In connection with the consummation of the acquisition, we entered into a senior secured credit agreement with HSBC Bank USA, NA and Bank Hapoalim B.M., as lenders, and with HSBC Bank USA, NA, as Administrative Agent and Sole Lead Arranger and Sole Bookrunner. We used certain portion of the loan to fund a portion of the initial cash consideration required to close the SBS acquisition, and may draw upon the remaining $40 million of the facility to fund potential future performance milestone payments under the terms of the purchase agreement. The credit agreement contains a number of covenants that, under certain circumstances may limit our ability to, among other things, incur indebtedness, create liens, make investments, merge with other companies, dispose of assets, prepay other indebtedness and make dividends and other distributions. The loan matures on January 6, 2028.

On March 8, 2023, we signed a definitive agreement to acquire 100% of the shares of DataPath, a U.S. - based expert systems integrator in trusted communications for the U.S. DoD Military and Government sectors. We completed the acquisition in November 2023, following the receipt of certain regulatory approvals, including the receipt of clearance from the Committee on Foreign Investment in the United States, or CFIUS.

During the years ended December 31, 2020 and 2021, the COVID-19 pandemic had an adverse effect on our industry and the markets in which we operate. During that time, the COVID-19 outbreak significantly impacted the travel and aviation markets in which our significant Inflight Connectivity, or IFC, customers operate and resulted in a significant reduction of our business with some of these customers.  As a result, we experienced a significant reduction in business in 2020. The regression of the pandemic since 2021, followed by the lifting of travel restrictions and social distancing regulations, led to a recovery in our business.

Against the backdrop of the military conflict of Russia and Ukraine and the rising tensions between the U.S. and other countries, on the one hand, and Russia, on the other hand, major economic sanctions and export controls restrictions on Russia and various Russian entities were imposed by the U.S., European Union and the United Kingdom commencing February 2022, and additional sanctions and restrictions may be imposed in the future. These sanctions and restrictions restricted our business in Russia, which mainly included exports to Russia, and had delayed us from collecting funds and performing money transfers from Russia. In 2024, we winded down our business in Russia to a complete stop. While our business in Russia was limited in scope, the decision caused a reduction in our sales and financial results.

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in extensive deaths, injuries and kidnapping of civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and a military campaign against these terrorist organizations commenced in parallel to their continued rocket and terror attacks. Following the attack by Hamas on Israel’s southern border, Hezbollah in Lebanon has also launched missile, rocket, and shooting attacks against Israeli military sites, troops, and Israeli towns in Israel. In response to these attacks, the Israeli army carried out a military operation in Lebanon, including raids on territories controlled by Hezbollah in Southern Lebanon and strikes on sites belonging to Hezbollah in Lebanon. On a separate border, Israel was required to take limited pre-emptive military actions in Southern Syria in light of the fall of the Assad regime and the takeover of Syria by the Syrian rebels.

Many Israeli citizens are obligated to perform annual military reserve duty each year for periods ranging from several days to several weeks until they reach the age of 40 (or older, for reservists who are military officers or who have certain occupations) and, in the event of a military conflict, may be called to active duty. Since October 7, 2023, the Israel Defense Force has called up more than 350,000 of its reserve forces to serve. A small number of our 300 employees in Israel, have been called to serve. In addition, the family members of many of our Israeli team members are currently serving in the IDF. Despite the challenging circumstances, our offices in Israel remained open, and operations continued without significant disruption. Our facility in Israel, as well as our key subcontractors and suppliers, are not situated close to the Gaza and Lebanon borders, the Houthi movement or Iran. While there was some initial disruption during the first few days of the war, it was limited and did not significantly affect our manufacturing processes or overall operations. However, we did face challenges related to transportation. The reduction in flights to and from Israel due to the conflict impacted our logistics. Additionally, the Houthi terror attack on shipping routes in the Arab Sea led to increased shipping and transport costs.

The intensity and duration of Israel’s current war and hostilities against Hamas, Hezbollah, the Houthi movement and Iran are difficult to predict, as are such economic implications on our business in particular and operations and on Israel's economy in general.

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

In 2024, 2023, and 2022, PRONATEL, a customer of our Network Infrastructure and Services operating segment, accounted for 15%, 15%, and 21% of our revenues, respectively. In 2024 and 2023, a major customer in the European Union and a major customer in the United States, all part of our Satellite Networks operating segment, accounted for 12% and 11% of our revenues in 2024, respectively, and 14% and 15% in 2023, respectively. In 2022, the major customer in the European Union and the major U.S. customer each accounted for less than 10% of our revenues.

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

Our general and administrative expenses consist primarily of salaries and related costs, allocated overhead costs, office supplies and administrative costs, credit losses, fees and expenses of our directors, depreciation, and professional service fees, including legal, insurance and audit fees, net of rental income.

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

Year Ended December 31, 2024 compared to Year Ended December 31, 2023

Revenues. Revenues for the years ended December 31, 2024 and 2023 for our three operating segments were as follows:

	Year Ended			Year Ended
	December 31,			December 31,
	2024	2023		2024	2023
	U.S. dollars in thousands		Percentage change	Percentage of revenues

Satellite Networks	198,174	168,527	18%	65%	64%
Integrated Solutions	54,925	46,133	19%	18%	17%
Network Infrastructure & Services	52,349	51,430	2%	17%	19%
Total	305,448	266,090	15%	100%	100%

Our total revenues for the years ended December 31, 2024 and 2023 were $305.4 million and $266 million, respectively. The increase is attributable to increase of $29.6 million, $8.8 million and $0.9 million in the Satellite Networks revenues, Integrated Solutions and the Network Infrastructure and Services revenues, respectively.

The increase in Satellite Networks revenues in 2024 is primarily attributable to the contribution of DataPath, which was acquired in November 2023, partially offset by the winding down of our activity in Russia.

The increase in Integrated Solutions revenues in 2024 is primarily attributable to higher revenues from the defense vertical.

The increase in Network Infrastructure and Services revenues in 2024 is primarily attributable to higher construction revenues (mainly due to expansion of the Amazonas project), partially offset by lower operations revenues (mainly due to end of operational contracts and delays in new governmental bids, partially offset by higher equipment delivery).

Gross profit. The gross profits and the gross margins of our three operating segments for the years ended December 31, 2024 and 2023 were as follows:

	Year Ended		Year Ended
	December 31,		December 31,
	2024	2023	2024	2023
	U.S. dollars in thousands		Percentage of revenues
Satellite Networks	84,156	88,543	42%	53%
Integrated Solutions	16,705	11,482	30%	25%
Network Infrastructure & Services	12,470	4,920	24%	10%
Total	113,331	104,945	37%	39%

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

Our gross margin decreased to 37% in 2024 from 39% in 2023. The decrease in our gross margin in the year ended December 31, 2024 is mainly as a result of the following:

•
The decrease in the Satellite Networks operating segment is mainly attributable to DataPath, which was acquired in November 2023 and typically has lower gross margins, partially offset by a favorable deal mix.

•	The increase in the Integrated Solutions operating segment is mainly attributable to higher revenue volume, offset partially by a less favorable deal mix.
•	The increase in the Network Infrastructure and Services operating segment is primarily attributable to a favorable deal mix, mainly due to higher equipment deliveries and lower construction costs.

Operating expenses:

	Year Ended
	December 31,
	2024	2023
	U.S. dollars in thousands		Percentage change

Research and development expenses, net	38,136	41,173	(7%)
Selling and marketing expenses	27,381	25,243	8%
General and administrative expenses	26,868	19,215	40%
Other operating expenses (income), net	(6,751)	(8,771)
Total operating expenses	85,634	76,860	11%

Research and development expenses, net were incurred by our Satellite Networks and Integrated Solutions segments. Research and development expenses, net decreased by approximately $3 million in 2024 compared to 2023. The decrease in 2024 is mainly related to higher grant amounts received in 2024, as well as one-time investment during 2023 in the development of new chip architecture, mainly in the Satellite Networks operating segment.

Selling and marketing expenses increased by approximately $2.1 million in the year ended December 31, 2024, compared to the year ended December 31, 2023. The increase in 2024 is mainly related to DataPath acquisition in November 2023, including amortization of purchased intangible from this business combination.

General and administrative expenses increased by approximately $7.7 million in the year ended December 31, 2024, compared to the year ended December 31, 2023. The increase in 2024 is mainly related to DataPath’s consolidation starting in November 2023 and stock-based compensation expenses related to this business combination (for additional information, see Note 17 in the consolidated financial statements, which appear elsewhere in this annual report).

Financial income (expenses), net:

In the years ended December 31, 2024 and 2023 we had financial income, net of $1.5 million and $0.1 million, respectively. The increase in 2024 is mainly related to higher interest income in 2024 and the loss from the revaluation of an investment in a convertible debt in 2023, partially offset by higher exchange rate differences expenses in 2024.

Taxes on income:

Taxes on income are dependent upon where our profits are generated, such as the location and taxation of our subsidiaries as well as changes in deferred tax assets and liabilities and changes in valuation allowance attributable to changes in our profit estimates in different regions. In the year ended December 31, 2024, we had taxes expenses of approximately $4.4 million compared to approximately $4.7 million in the year ended December 31, 2023.

For a discussion of our results of operations for the year ended December 31, 2023, including a year-to-year comparison between 2023 and 2022, refer to Item 5. “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 20, 2024.

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

The influence on the U.S. dollar cost of our operations in Israel relates primarily to the cost of salaries in Israel, which are paid in NIS and constitute a substantial portion of our expenses in NIS. In 2024, the U.S. dollar appreciated in relation to the NIS at a rate of 0.55%, from NIS 3.63 per $1 on December 31, 2023 to NIS 3.65 per $1 on December 31, 2024. In 2024 and 2023, we entered into hedging agreements to cover certain of our NIS to U.S. dollar exchange rate exposures. For more information, see Item 11 - Quantitative and Qualitative Disclosures about Market Risk to this Annual Report.

The annual rate of inflation in Israel was 3.2% in 2024 and 3.0% in 2023.

Our monetary balances that are not linked to the U.S. dollar impacted our financial expenses during the 2024 and 2023 periods, resulting in an approximately $839 thousands and $35 thousand loss respectively. This is due to fluctuations in currency rates in certain regions in which we do business, mainly in Latin America, Australia, Asia and Europe. There can be no assurance that our results of operations will not be materially adversely affected by other currency fluctuations in the future.

Recently Issued Accounting Pronouncments

Please refer to summary of “Significant Accounting Policies” in Note 2 of our consolidated financial statements included elsewhere in this Annual Report for more information.

B.	Liquidity and Capital Resources

Since our inception, our financing requirements have been met through cash from funds generated by private equity investments, public offerings, issuances of convertible subordinated notes, bank loans and credit facilities, operations, as well as funding from research and development grants. We have used available funds primarily for working capital, capital expenditures and strategic investments.

As of December 31, 2024 and 2023, we had cash and cash equivalents and restricted cash of $120.2 million and $104.8 million, respectively. We believe that our working capital is sufficient for our present requirements.

The acquisition of SBS was partly funded by a new secured credit line of $100 million from HSBC Bank USA and Bank Hapoalim. We used $60 million of the facility to fund the cash consideration paid at closing. The remaining $40 million of the secured credit line, along with our other resources, is expected to be called upon to cover potential earn-out payments. The three-year loan bears interest at a rate of SOFR plus 2.75% to 3.5%. The credit agreement contains a number of covenants that, under certain circumstances, may limit our ability to, among other things, incur indebtedness, create liens, make investments, merge with other companies, dispose of assets, prepay other indebtedness and make dividends and other distributions. The loan matures on January 6, 2028.

 Immediately following the initial closing payment, our cash and cash equivalents and restricted cash were reduced by approximately $49 million.

As of December 31, 2024, the debt of DataPath was approximately $2 million, including a long-term loan. The long-term loan was obtained from DataPath’s former shareholders and bears interest of 14%.

At times, we guarantee the performance of our work for some of our customers, primarily government entities. Guarantees are often required for our performance during the installation and operational periods of long-term rural telephony projects such as in Latin America, and for the performance of other projects throughout the rest of the world. The guarantees typically expire when certain operational milestones are met. In addition, from time to time, we provide corporate guarantees to guarantee the performance of our subsidiaries.

The aggregate amount of the financial guarantees outstanding to secure our various obligations, issued on our behalf mainly by HSBC and First International Bank of Israel, or FIBI as of December 31, 2024, was approximately $75.8 million, including an aggregate of approximately $71 million related to our business in Peru. In order to secure these guarantees we provided a floating charge on our assets as well as other pledges, including a fixed pledge, on certain assets and property. In addition, we have approximately $0.8 million of restricted cash to secure some of those guarantees.

Under the arrangements with HSBC and FIBI, we are required to observe certain conditions. Our credit and guarantee agreements also contain various restrictions and limitations that may impact us. These restrictions and limitations relate to incurrence of indebtedness, contingent obligations, negative pledges, liens, mergers and acquisitions, change of control, asset sales, dividends and distributions, redemption or repurchase of equity interests and certain debt payments. As of December 31, 2024, we were in compliance with such conditions. The agreements also stipulate a floating charge on our assets to secure the fulfillment of our obligations to FIBI and HSBC as well as other pledges, including a fixed pledge, on certain assets and property.

The following table summarizes our cash flows for the periods presented:

	Years Ended December 31,
	2024	2023	2022
	U.S. dollars in thousands
Net cash provided by operating activities	31,669	31,944	10,814
Net cash used in investing activities	(6,610)	(12,685)	(8,164)
Net cash used in financing activities	(8,107)	(1,590)	-
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(1,454)	(63)	32
Net increase (decrease) in cash, cash equivalents and restricted cash	15,498	17,606	2,682
Cash, cash equivalents and restricted cash at beginning of the period	104,751	87,145	84,463
Cash, cash equivalents and restricted cash at end of the period	120,249	104,751	87,145

Our cash, cash equivalents and restricted cash increased by approximately $15.5 million during the year ended December 31, 2024 primarily as a result of the following:

Operating activities. Cash provided by our operating activities was approximately $31.7 million in 2024 compared to approximately $31.9 million in 2023. This change was primarily due to the following factors: (a) an increase of approximately $4.1 million from legal proceedings; (b) an increase of approximately $10.3 million due to trapped profits taxes that were paid in 2023; and (c) a decrease of $14.6 million from other operating activities mainly due to a reduction in deferred revenues and advances from customers.

Investing activities. Cash used in investing activities was approximately $6.6 million in 2024 compared to approximately $12.7 million in 2023. The change is mainly attributable to the cash used to acquire DataPath in November 2023, as well as lower investment in property and equipment in 2024 compared to 2023, partially offset by proceeds from the sale of a real estate property in Bulgaria in 2023.

Financing activities. Cash used in financing activities was approximately $8.1 million in 2024 compared to approximately $1.6 million in 2023. The change reflects mainly higher repayments of a credit facility in 2024 compared to 2023, as well as costs associated with entering into a long-term debt related to the acquisition of SBS.

C.	Research and Development

We devote significant resources to research and development projects designed to enhance our hubs, VSATs, Satellite Communication on-the-move antennas, ESA antennas, BUCs, SSPAs and Transceivers products and to multiply the applications for which they can be used. In particular, we continue to invest into expanding our portfolio to address VHTS and NGSO satellites constellations solutions, mobility applications, both IFC and maritime as well as cellular backhaul solutions. We intend to continue to devote substantial resources to complete the development of certain features, including improving functionality, support higher throughput, improving space segment utilization and network resilience, thereby contributing to reducing the cost of proposed solutions for our customers.

We conduct our research and development activities in Israel, the U.S. (California and Georgia), Bulgaria, Moldova, and Spain. Our facilities in Israel, Spain and Moldova focus on research and development of VSATs, baseband equipment and network management. Our Bulgarian center focuses on developments related to our Satellite Communication on-the-move antennas, or SOTM antennas and development of VSATs and baseband equipment. Our facilities in California focus on the design and development of BUCs, SSPAs and Transceivers. Our facility in Georgia, U.S. focuses on development of satellite communication portable and transportable solutions. With the acquisition of SBS in January 2025, we acquired SBS’ research and development sites in San Diego, California, and Krakow, Poland.

We have devoted significant research and development resources over the last few years to the development of our SkyEdge family of products, including the development of our own hardware platforms for both baseband equipment and software. In 2024, we invested heavily in improving space spectral efficiency, including release of the new VSAT platform supporting advanced coding schemas, in developing new enhanced functionality for IFC application and global bandwidth management. We continued to invest in optimizing solutions for cellular backhaul and other applications, improving throughput, supported security and resilience. We develop our own network software as well as software for our VSATs. We have made a significant investment in a new modular product architecture involving hot-swappable RF amplifier modules, power supply modules and block up conversion modules for military and commercial teleport providers. This architecture will allow us to mix and match components for faster system product development and better supply chain resilience.

In 2024, we also invested in the development of our Electronically Steerable Antennas, or ESA, for IFC applications. In addition, we invested in the development of SatCom terminals for UAVs.

Our software and our internally developed hardware are proprietary, and we have implemented protective measures both of a legal and practical nature. We have obtained and registered patents in the U.S. and in various other countries in which we offer our products and services. We rely upon copyright laws to protect against unauthorized copying of the object code of our software and upon copyright and trade secret laws for the protection of the source code of our software. We derive additional protection for our software by generally licensing only the object code to customers and keeping the source code confidential. In addition, we enter into confidentiality agreements with our customers and other business partners to protect our software technology and trade secrets. We have also obtained trademark registrations in the U.S. and various other countries for additional protection of our intellectual property. Despite all of these measures, it is possible that competitors could copy certain aspects of our technology or obtain information that we regard as a trade secret in violation of our legal rights.

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

The following table sets forth, for the years indicated, our gross research and development expenses, the portion of such expenses which was funded mainly by non-royalty bearing grants and the net expenses of our research and development activities:

	Years Ended December 31,
	2024	2023	2022
	(U.S. dollars in thousands)
Gross research and development expenses .	40,597	42,216	36,281

Grants	(2,461)	(1,043)	(641)

Net research and development expenses .	38,136	41,173	35,640

D.	Trend Information

The satellite communications industry is moving toward HTS, VHTS and NGSO technologies that employ multi-orbit, multi-beam transmission for more efficient use of space segment and better performance. New NGSO satellite constellations of MEO and LEO are being launched and scheduled to be launched in the coming years. With the scheduled launches of numerous HTS, VHTS and NGSO satellites, we believe that the development of products using this technology for the different satellites and constellations will be an important competitive factor in the satellite communications market. We are continuing our efforts to enhance our current products and develop new ones to support this technology's advantages.

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

We continue to focus on the mobility trend which has been driven by the projected growth of mobility applications, especially on airplanes and seagoing vessels, as well as defense-related applications. We are focused on being the partner of choice to satellite operators that will select our SkyEdge IV platform as a multi-service system. The dynamics of the market is that a few suppliers will dominate the VHTS and NGSO markets and we want to be a leading supplier. Our technology is software centric and allows pay as you grow models based on software licenses. Our systems are scalable in an efficient manner and thus allowing our customers demand-based growth. As satellite operators are also becoming service providers, we see them as our partners and go to market channels. Accordingly, we offer them end-to-end project management; flexibility in customizing their systems and help them manage their networks.

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

We believe that the political environment in Israel could continue to prevent certain countries from doing business with us, in addition to the increased competition and reduced prices in the telecommunications industry overall, may have an adverse effect on our business. Given all of the above, we cannot guarantee or predict what our sales will be, what trends will develop, and if any changes in our business and marketing strategy will be implemented.

During the years ended December 31, 2020 and 2021 the COVID-19 pandemic had an adverse effect on our industry and the markets in which we operate. During that time, the COVID-19 outbreak had significantly impacted the travel and aviation markets in which our significant Inflight Connectivity, or IFC, customers operate and had resulted in a significant reduction of our business with some of these customers. We had also experienced postponed and delayed orders in certain other areas of our businesses. As a result, we experienced a significant reduction in business in 2020. The regression of the pandemic during 2021 till 2023, followed by lifting of travel restrictions and social distancing regulations, led to a recovery in our business. In the twelve months ended December 31, 2024, our revenue was $305 million, compared to $266 million in the comparable period of 2023, and $240 million in the comparable period of 2022.

Amid the military conflict of Russia and Ukraine, major economic sanctions and export controls restrictions were imposed on Russia and various Russian entities by the U.S., European Union and the United Kingdom. These sanctions and restrictions restricted our business in Russia, which mainly included exports to Russia, and had delayed us from collecting funds and performing money transfers from Russia. In 2024, we winded down our business in Russia to a complete stop. While our business in Russia was limited in scope, the decision caused a reduction in our sales and financial results.

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in extensive deaths, injuries and kidnapping of civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and a military campaign against these terrorist organizations commenced in parallel to their continued rocket and terror attacks. Following the attack by Hamas on Israel’s southern border, Hezbollah in Lebanon has also launched missile, rocket, and shooting attacks against Israeli military sites, troops, and Israeli towns in Israel. In response to these attacks, the Israeli army has carried out a military operation in Lebanon, including raids on territories controlled by Hezbollah in Southern Lebanon and of targeted strikes on sites belonging to Hezbollah in Lebanon. On a separate border, Israel was required to take limited pre-emptive military actions in Southern Syria in light of the fall of the Assad regime and the takeover of Syria by the Syrian rebels. During 2024, missiles and rockets were launched on Israeli towns from Iran and Yemen triggering counterattacks by Israel.

Many Israeli citizens are obligated to perform annual military reserve duty each year for periods ranging from several days to several weeks until they reach the age of 40 (or older, for reservists who are military officers or who have certain occupations) and, in the event of a military conflict, may be called to active duty. Since October 7, 2023, the Israel Defense Force has called up more than 350,000 of its reserve forces to serve. A small number of our 300 employees in Israel have been called to serve. In addition, the family members of many of our Israeli team members are currently serving in the IDF. Despite the challenging circumstances, our offices in Israel remained open, and operations continued without significant disruption. Our facility in Israel, as well as our key subcontractors and suppliers, are not situated close to the borders between Israel and Gaza and Israel and Lebanon. While there was some initial disruption during the first few days of the war, it was limited and did not significantly affect our manufacturing processes or overall operations. However, we did face challenges related to transportation. The reduction in flights to and from Israel due to the conflict impacted our logistics. Additionally, the Houthi terror attack on shipping routes in the Arab Sea led to increased shipping and transport costs.

The intensity and duration of Israel’s current war and hostilities against Hamas, Hezbollah, the Houthi movement, and Iran are difficult to predict, as are such war’s economic implications on our business and operations in particular and on Israel's economy in general.

E.	Critical Accounting Estimates

The preparation of the consolidated financial statements in conformity with U.S. Generally Accepted Accounting Principles (U.S. GAAP) requires us to make estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Main areas that require significant estimates and assumptions by us include contract costs, revenues (including variable consideration, determination of contracts duration, establishing stand-alone selling price for performance obligations), application of percentage-of-completion accounting, provisions for uncollectible receivables and customer claims, impairment of inventories, impairment and useful life of long-lived assets, goodwill impairment, valuation allowance in respect of deferred tax assets, uncertain tax positions, accruals for estimated liabilities, including litigation and insurance reserves, contingent considerations and intangibles from business combination transaction and stock-based compensation. We base our estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of the financial information included in this annual report.

Revenues. We generate revenue mainly from the sale of products (including construction of networks), satellite-based communications networks services and from providing connectivity, internet access, field services and telephony services. We sell our products and services to enterprises, government and residential customers under large-scale contracts that utilize both our networks and other networks that we install, mainly based on BOT and BOO contracts. These large-scale contracts sometimes involve the installation of thousands of VSATs or construction of massive fiber-optic and wireless networks. Revenues from sale of products includes mainly the sale of VSATs, hubs, SSPAs, low-profile antennas, on-the-move/on-the-pause terminals, portable terminals and construction and installation of large-scale networks based on BOT and BOO contracts. Sale of services includes access to and communication via satellites (“space segment”), installation of equipment, telephone services, internet services, consulting, on-line network monitoring, network maintenance, field services and repair services. In certain contracts, we also provide a service-type warranty that is accounted for as a separate performance obligation, and revenue is recognized ratably over the life of the warranty as the customer consumes the benefit over the service term. We sell our products primarily through our direct sales force and indirectly through system integrators or resellers.

 We recognize revenue when (or as) we satisfy performance obligations by transferring promised products or services to our customers, in an amount that reflects the consideration that we expect to receive according to ASC 606, “Revenue from Contracts with Customers” (“ASC 606”). Revenue is recognized net of any turnover taxes collected from customers which are subsequently remitted to governmental entities (for example, sales tax and other indirect taxes).

 Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on a relative stand-alone selling price (“SSP”) basis. We establish SSP based on management judgment, and stand-alone renewal prices, considering internal factors such as margin objectives, pricing practices and historical sales.

If the consideration in a contract includes a variable amount (e.g. penalties), we estimate the amount of consideration to which we will be entitled, usually based on the most likely amount that should be included in the transaction price subject to constraints based on the specific facts and circumstances. The variable consideration is estimated at contract inception and constrained until it is probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved.

Revenue from the sale of equipment is recognized at a point in time, once the customer has obtained control over the items purchased, generally upon shipment. When significant acceptance provisions are included in the arrangement, we defer recognition of the revenue until the acceptance occurs. Revenue from periodic services is recognized ratably over the term the services are rendered. Revenue from other services is recognized upon their completion.

 For time and material contracts, revenue is recognized when the service is provided.

Revenues from long-term contracts under which we provide significant construction to the customer's specifications and networks operation and maintenance (mostly governmental projects) are generally recognized over time because of continuous transfer of control to the customer. Specifically, these contracts include construction performance obligations, for which this continuous transfer of control to the customer is based on the fact that our performance creates or enhances an asset that the customer controls as the asset is created or enhanced according to ASC 606. We generally use the cost-to-cost measure of progress for these contracts. We believe that cost-to-cost measure of progress is an appropriate measure of progress towards satisfaction of the performance obligation since this measure reasonably depicts the progress of the work efforts. In the years ended December 31, 2024, 2023 and 2022, we recognized revenues from these construction performance obligations in the amounts of $15.8 million, $12.9 million and $16.2 million, respectively, which are presented under the Network Infrastructure and Services operating segment.

 The products and services provided as part of the construction are not distinct from one another due to a customer defined interrelated operational performance requirement, a highly complex interrelated and integrated output and significant contract management requirements. The promises to provide operation and maintenance services are distinct performance obligations. SSPs for our products and services provided as part of the long-term contracts with governments are generally not observable, and consequently we use the expected cost plus a reasonable margin approach to estimate a stand-alone selling price. The estimation of SSP requires the exercise of management judgement. We typically establish SSP ranges for its products and services. In some governmental contracts, we are also required to supply equipment (e.g., tablets), which are distinct and are accounted for as separate performance obligations. We determine SSP for such equipment based on observable market data. Revenues related to equipment performance obligation are recognized at a point in time upon delivery of the equipment.

Revenues from contracts relating to the design, development, integration or manufacture of complex equipment or technology platforms to a buyer’s specification (or to provide services related to the performance of such contracts) are generally recognized over time because of continuous transfer of control to the customer. This continuous transfer of control to the customer is usually based on the facts that we have the right to payment for performance completed to date and the underlying asset has no alternative use according to ASC 606.  We use the cost-to-cost measure of progress for these contracts. We believe that cost-to-cost measure of progress is an appropriate measure of progress towards satisfaction of the performance obligation since this measure reasonably depicts the progress of the work efforts. Accounting for contracts under which continuous transfer of control to the customer occurs, as described above, involves the use of various techniques to estimate total contract revenue and performance costs.

We estimate the profit on a contract as the difference between the total estimated transaction price and the total expected performance costs of the contract and recognize revenue and incurred costs over the life of the contract. Changes to performance cost estimates under a contract may occur in a situation where: (a) identified contract risks cannot be resolved within the cost estimates included in a contract's estimated at completion, or EAC; or (b) new or unforeseen risks or changes in the performance cost estimates must be incorporated into the contract's EAC. Changes in estimated revenues and/or estimated project costs which are related to an existing performance obligation, and that are not distinct from those goods and services already provided, and therefore form part of single performance obligation, are recorded in the period the change is reasonably determinable, with the full amount of the inception-to-date effect of such changes recorded in such period on a "cumulative catch-up" basis. When total cost estimates for these types of arrangements exceed revenues, the total estimated losses are recognized immediately. Significant judgment is required when estimating total labor effort and progress to completion of these arrangements, as well as whether a loss is expected to be incurred on the project. If any of the above factors were to change, or if different assumptions were used in estimating progress cost and measuring progress towards completion, it is possible that materially different amounts would be reported in our consolidated financial statements.

Under the typical payment terms of the contracts under which continuous transfer of control to the customer occurs as described above, the customer pays us milestones-based payments. This may result in revenues recognized in excess of billings and is presented as part of contract assets on the consolidated balance sheets. In addition, we typically receive interim payments as work progresses, although for some contracts, we may be entitled to receive an advance payment. We recognize a liability for these payments in excess of the revenue recognized and present it as liabilities on the consolidated balance sheets. These payments are typically not considered as significant financing component.

In addition, we have elected to apply the practical expedient for financing component for transactions in which the difference between the payment date and the revenue recognition timing is up to 12 months.

Amounts recognized as revenue and which we have an unconditional right to receive payments are classified as trade receivables in the consolidated balance sheets.

A contract asset is recorded when revenues are recognized in advance of our right to receive consideration.

Deferred revenue and advances from customers are recorded when we receive payments from customers before performance obligations have been performed. Deferred revenue is recognized as revenues as (or when) we perform the performance obligation under the contract.

We pay sales commissions to external sales agents and to sales and marketing personnel based on their attainment of certain predetermined sales goals. Sales commissions are typically considered incremental and recoverable costs of obtaining a contract with a customer. Incremental and recoverable sales commissions are capitalized and amortized upon recognition of the related revenues, consistently with the transfer to the customer of the goods or services to which they relate. Expenses related to these costs are mostly included in selling and marketing expenses in the consolidated statements of income (loss).

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

In accordance with ASC 740, "Income Taxes" ("ASC 740"). ASC 740 prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on temporary differences between the financial reporting and the tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that a portion or all of the deferred tax assets will not be realized. Our judgments regarding future taxable income may change due to changes in market conditions, changes in tax laws, tax planning strategies or other factors. Moreover, given the current macro-economic environment and the uncertainties regarding the hostilities and military situation in Israel on our business, there can be no assurance that our estimates and assumptions will prove to be accurate predictions of the future. If our assumptions and consequently our estimates change in the future, the valuation allowances we have established may be increased or decreased, resulting in a respective increase or decrease in income tax expense.

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

Accounts Receivable and Allowance for Credit Losses. We are required to estimate our ability to collect our trade receivables. A considerable amount of judgment is required in assessing their ultimate realization. We estimate expected credit losses based upon our assessment of various factors, including historical experience, the age of the accounts receivable balances, the credit quality of its customers, current  future economic conditions, and other factors that may affect our ability to collect from customers.

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

In the years ended December 31, 2024, 2023 and 2022 we performed assessments to continue to support our conclusion that no impairment of goodwill was required for any of our reporting units.

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

Business combination. Accounting for business combination requires us to make significant estimates and assumptions in determining the fair value of contingent consideration that is part of the consideration transferred and the fair values of assets acquired and liabilities assumed, especially with respect to intangible assets. Critical estimates in valuing the acquired intangible assets and the contingent consideration include, but are not limited to, projected revenues and results in the forecasted years. Although we believe the assumptions and estimates we have made in the past have been reasonable and appropriate, they are based, in part, on historical experience and information obtained from management of the acquired companies and are inherently uncertain. For further details, see notes 2, 17 and 19 in our consolidated financial statements, which appear elsewhere in this Annual Report.

ITEM 6:	DIRECTORS AND SENIOR MANAGEMENT

A.	Directors and Senior Management

The following table sets forth the name, age, position(s), and a brief account of the business experience of each of the directors and executive officers as of March 13, 2025:

Name	Age	Position
Amiram Boehm	53	Chairman of the Board of Directors
Adi Sfadia	54	Chief Executive Officer
Ronit Zalman Malach (1)(3)(4)(5)	55	Director
Amir Ofek (3)	48	Director
Aylon (Lonny) Rafaeli (2)(3)(5)	71	Director
Dafna Sharir (1)(3)(5)	57	Director
Elyezer Shkedy (1)(2)(5)(6)	68	Director
Ami Shafran (1)(2)(5)(6)	70	Director
Gil Benyamini	51	Chief Financial Officer
Ron Levin	49	Chief Commercial Officer
Gilad Landsberg	45	Chief Operating Officer
Lior Moyal	47	Chief People Officer
Hagay Katz	65	Chief Product and Marketing Officer
Aharon Mullokandov	41	Chief R&D Officer
Doron Kerbel	53	General Counsel & Company Secretary
Roni Stoleru	54	Senior Vice President Corporate Business Development

(1)	Member of our Audit Committee.
(2)	Member of our Compensation Committee.
(3)	Member of the Nomination and ESG Committee
(4)	“Independent Director” under the applicable NASDAQ Marketplace Rules (see explanation below).
(5)	“Independent Director” under the applicable NASDAQ Marketplace Rules and the applicable rules of the SEC (see explanation below).
(6)	“External Director” as required by the Companies Law (see explanation below)

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

Ronit Zalman Malach has served on our Board of Directors since September 2022. Ms. Malach has more than 20 years of professional experience in finance.  Since November 2024, Ms. Malach has served as the CFO of Israeli Railways. Between August 2022 and August 2024 Ms. Malach served as the CFO of Isracard Ltd. (TASE), and from 2019 to 2022 served as a CFO of Mekorot National Water Company Ltd. Between 2017 and 2019, Ms. Malach served as CFO and Chief Revenue Officer at IMI Systems Ltd. Ms. Malach served as a director of Clalit Health Care, from 2019 until August 2022, served as an external director of G. Willi-Food Investments Ltd. (NASDAQ) between 2016 and 2019 and served as an external director of Meitav Dash Pension and Provident Ltd. (TASE), between 2017 and 2019. Between 2005 and 2016, Ms. Malach served in various financial management positions in Clal Insurance Group (TASE), including acting as deputy CEO and CFO. Ms. Malach holds a B.A. degree in Economics and Accounting from Tel Aviv University, Israel and a M.B.A. degree in Finance from Bar Ilan University, Israel.

Amir Ofek has served on our Board of Directors since June 2023 and previously served as a director of our company from 2014 to 2019. Mr. Ofek has more than 20 years of professional experience in management and board positions in technology-based companies. Since 2021, Mr. Ofek serves as CEO of AxoniusX, an Axonius’ company. Prior to that, between 2019 and 2021, Mr. Ofek was the CEO of Alcide IO Ltd. (acquired by Rapid7 Inc. – NASDAQ: RPD).  Prior to that, between 2016 and 2019 Mr. Ofek served as the CEO of CyberInt Ltd. Mr. Ofek also held various leadership positions at Amdocs Ltd. (NASDAQ: DOX) and Elbit Systems Ltd. (NASDAQ and TASE: ESLT). Mr. Ofek was a Captain in the IDF 8200 Unit and holds a BSc. degree (Cum Laude) in IT Engineering from the Technion and an M.B.A. degree from INSEAD.

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

Dafna Sharir has served on our Board of Directors since May 2016. Since 2005, Ms. Sharir has served as an independent consultant in the areas of mergers and acquisitions and business development. Ms. Sharir has served as a director of Ormat Technologies Inc. (NYSE, TASE) since 2018, and as a director of Cognyte Software Ltd (NASDAQ, TASE) since 2022. She served as Senior Vice President Investments of Ampal Corp. between 2002 and 2005. Before that she served as Director of Mergers and Acquisitions at Amdocs (until 2002). Between 1994 and 1996, Ms. Sharir worked as a tax attorney with Cravath, Swaine & Moore in New York. Ms. Sharir is a director of Ormat Technologies Inc., Minute Media Inc. and Cognyet Software Ltd. and served in the past as a director of Frutarom Industries Ltd. Ms. Sharir holds a B.A. degree in Economics and a LL.B degree, both from Tel Aviv University, Israel, LL.M. degree in Tax Law from New York University, and M.B.A. degree from INSEAD.

Major General (ret.) Elyezer Shkedy, has served on our Board of Directors since June 2017. Mr. Shkedy is a business development manager and consultant. From January 2010 to March 2014, Mr. Shkedy was the Chief Executive Officer of El-Al Israel Airlines. Prior to joining El-Al, Mr. Shkedy served as Commander of the Israeli Air Force, from April 2004 until May 2008, after a long career as a fighter pilot, and several command positions in the Israeli Air Force. Mr. Shkedy serves as an outside director in Ashtrom Group Ltd. (TASE), and is a member of managing boards at several other non-profit companies and organizations. Previously, in 2018- 2019, Mr. Shkedy served as board member in Paz Oil Company, Ltd. (TASE), and between 2015 – 2020 served as chairman of the board (pro bono) at Osim Shinui Shamaym Vearetz Ltd., a company for a public cause. Mr. Shkedy holds an M.A. degree (with distinction) in Systems Management from NPS, the Naval Postgraduate School in Monterey, California, U.S. and a B.Sc. degree in Mathematics and Computer Science (with distinction) from Ben Gurion University in Israel.

Major General (ret.) Ami Shafran, has served on our Board of Directors since January 2021. Mr. Shafran has since 2018 served as a venture partner at Moneta Capital. Since 2020, Mr. Shafran has served as director at Gencell (TASE). Since 2013, Mr. Shafran has served as the head of the Cyber Innovation Center at Ariel University and since 2021 as Chairman of the Executive Committee of the University. Mr. Shafran served as Chairman of the Board at Native Alpha Cybertech Management Ltd. during 2021. From 2006 through 2011, Mr. Shafran served as Commander of the information, communications and cyber command (C4I of the Israel Defense Force). In 2002, Mr. Shafran served as head of the research and development unit of the Israeli Ministry of Defense, MAFAT (chief of science) and chief of staff of the Ministry of Defense and the Research and Development Attaché at the Israeli Embassy in Washington DC. Mr. Shafran had also served as director of Rafael Advance Defense Systems Ltd. for three years and as a director at ISI - ImageSat International N.V. Since 2017, Mr. Shafran serves as a director of Paz Group (TASE), as a non-executive chair of Elsight (Australian Stock Exchange or ASX), and as head of the advisory board at Security Matters (ASX). Mr. Shafran has served as Chairman of the Board of Pazkar Ltd. and Paz Lub Ltd., as a member of the board of directors of Waterfall Security Solutions, and as President of Enigmatos Ltd., an automotive cyber security company and other non-public companies. Mr. Shafran holds a B.Sc. degree in Electrical Engineering from the Ben Gurion University in Israel and a M.B.A. degree from the Tel Aviv University.

Gil Benyamini has served as our Chief Financial Officer since February 2022. Previously, Mr. Benyamini served as CFO at Panaxia Pharmaceutical Industries (TASE) for four years. From 2009 to 2016, Mr. Benyamini served as CFO at Walla Communications, and from 2006 until 2009 served as CFO at Exent Technologies. Mr. Benyamini also held finance positions at Tecnomatix Technologies (previously traded on NASDAQ) and PwC. Mr. Benyamini is a Certified Public Accountant (Israel) and holds a B.A. degree in economics, statistics and operations research, a B.A. degree in accounting and an M.B.A. (major in finance) degree, all from Tel-Aviv University.

Ron Levin has served as President of our Commercial Division since January 2025. Previously, Mr. Levin served as our Chief Commercial Officer since March 2023, as our Chief Operations Officer from August 2021 until March 2023, and as Vice President, Mobility and Global Accounts since 2016. Prior to joining our company, he headed Strategic Sales at ECI Telecom, a leading telecom equipment provider. Previously, Mr. Levin headed product management at Jungo Software Technologies, a software company of home and small business gateways, which was later acquired by NDS and Cisco. Mr. Levin holds a M.Sc. degree in Management from the University of Tel Aviv and a B.Sc. degree in Computer Engineering from the Technion, Israel Institute of Technology, in Israel.

Gilad Landsberg has served as our Defense Division since January 2025. Previously, Mr. Landsberg served as our Chief Operations Officer since June 2023. Mr. Landsberg is a multi-dimensional executive with over 20 years of business, technical and management experience. Previously, Mr. Landsberg served from 2020 until June 2023 as Vice President, Head of the Tactical & MALE UAS Division of Aeronautics Ltd., a world leader in designing, developing and manufacturing Unmanned Aerial Systems (UAS) for the global defense and HLS markets.  Previously, until 2020 Mr. Landsberg spent over 15 years at RAFAEL Advanced Defense Systems Ltd., in various leadership roles, among others, Director, Head of a Business Unit. Mr. Landsberg holds a B.S.c degree in Industrial and Management Engineering, specializing in Information Technology from the Technion, Israel Institute of Technology, Israel.

Lior Moyal has served as our Chief People Officer since July 2020. Prior to that and since March 2017, Ms. Moyal served as Director of Human Resources of Wavestream, our U.S. based subsidiary, and before that, as our Global Organization Development Manager & HR Business Partner since January 2016. Prior to joining our company, Ms. Moyal was HR Business Lead at Amdocs after serving in several positions since 2002 and served as a Human Capital Captain in the IDF before that. Ms. Moyal holds an M.A. degree in Organization Development from the Polytechnic University Israeli Branch and B.A. degree in Social Science from the Open University.

Hagay Katz has served as our Chief Product and Marketing Officer since August 2021. Prior to that and since 2017, Mr. Katz served as VP Strategic Accounts - Cyber Security at Allot Communications (NASDAQ – ALLT). Previously, he served as our Head of the VSAT Line of Business. Earlier in his career, Mr. Katz held senior positions in Sales, Marketing and Product Management at Modu Mobile, PacketLight Networks, which he co-founded and Telstra Research Laboratories. Mr. Katz started his career in an elite technology unit of the IDF and is the co-author of nine granted patents. Mr. Katz holds B.Sc. and M.Sc. degrees in Electronic Engineering from Tel-Aviv University and an M.B.A. degree from Monash University.

Aharon Mullokandov has served as our Chief R&D Officer since January, 2024, and prior to that as our Senior Vice President for R&D since May 2022. Prior to joining our company, Mr. Mullokandov served as Vice President Global R&D Cyber Security at Allot Communications (Nasdaq – ALLT). Before joining Allot, Mr. Mullokandov was the Head of Global Customer Service at Here Mobility. Prior thereto, Mr. Mullokandov served as the Head of the Drive Division at Servotronix Motion Control. Mr. Mullokandov began his career at Gilat, serving in many different positions over a nine-year period including Assistant Vice President, Global Cloud Operations Services, R&D Director, Global QA and System Engineering. Mr. Mullokandov holds a Bachelor of Science (B.Sc.) degree in Electrical, Electronics and Communications Engineering from Ariel University.

Doron Kerbel has served as our General Counsel and Company Secretary since September 2022. Prior to joining our company Mr. Kerbel served from 2015 to September 2022 as General Counsel and Company Secretary at Senstar Technologies Ltd. (NASDAQ - SNT), previously known as Magal Security Systems Ltd. From 2007 to 2015, Mr. Kerbel served as legal counsel at Elbit Systems Ltd. (TASE and NASDAQ). From 2003 to 2005, Mr. Kerbel served as a senior legal counsel for international law at Israel's embassy to the Hague. Mr. Kerbel also served as an associate in prominent Israeli law firms. Mr. Kerbel holds a LL.B. degree from the Richman University and a LL.M degree in public international law (with distinction) from the University of Amsterdam.

Rony Stoleru has served as our Senior Vice President, Corporate Business Development since August 2023. Mr. Stoleru joined our company over 24 years ago. Prior to his role as Senior Vice President, Mr. Stoleru held a variety of senior positions in product management, technical marketing, sales and corporate business development. Before joining us, Mr. Stoleru served as an officer in the Israeli Air-Force (IAF), working as a Project Officer in RAFAEL Advanced Defense Systems Ltd. Mr. Stoleru holds a Master of Business Administration degree with a major in Information Systems and Technologies Management from Tel Aviv University, Israel and a Bachelor of Science degree in Electrical Engineering from Ben Gurion University, Israel.

B.	Compensation of Directors and Officers

The following table sets forth the aggregate compensation paid to or accrued on behalf of all of our directors and officers as a group for the year ended December 31, 2024:

	Salaries, Fees, Directors’ Fees, Commissions and Bonuses (1)	Amounts Set Aside for Pension, Retirement and Similar Benefits
All directors and officers as a group (16 persons) (2)	$5,366,362	$531,348

(1)
Includes bonuses and equity-based compensation accrued in 2024, but does not include business travel, professional and business association dues and expenses reimbursed to our directors and officers, and other benefits commonly reimbursed or paid by companies in Israel.

In accordance with Israeli law requirements, the table below sets forth the compensation paid to our five most highly compensated senior office holders (as defined in the Companies Law) with respect to the year ended December 31, 2024, in accordance with the expenses recorded in our financial statements for the year ended December 31, 2024. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, and in accordance with the above mentioned securities regulations, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation.

Summary Compensation

Information Regarding the Covered Executive in U.S. dollars (1)
Name and Principal Position	Base Salary	Benefits and Perquisites(2)	Variable Compensation(3)	Equity-Based Compensation(4)	Total
Adi Sfadia, CEO	394,458	111,886	270,416	269,967	1,046,727
Amiram Boehm, Chairman of the Board of Directors	157,328	-	105,237	341,772	604,337
Hagay Katz, Chief Product and Marketing Officer	235,956	55,942	118,632	137,800	548,330
Gil Benyamini, CFO	237,583	59,403	114,472	122,675	534,133
Ron Levin, Chief Commercial Officer	247,149	50,726	123,190	93,806	514,871

(1)	All amounts reported in the table are in terms of cost to our company, as recorded in our financial statements.

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

(3)
Amounts reported in this column refer to Variable Compensation such as commissions, incentive and bonus payments payable upon conditions met in the year ended December 31, 2024 and recorded in our financial statements.

(4)
Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2024, with respect to equity-based compensation granted to the Covered Executive.

In accordance with the approval of our shareholders and in accordance with Israeli corporate law regarding compensation of external directors, each of our non-employee directors and external directors (all of our current directors except for our Chairman of the Board of Directors) is entitled to receive annual compensation payable quarterly of approximately NIS 93,690 (approximately $25,250), and an additional fee of approximately NIS 1,924 (approximately $519) for each board or committee meeting attended. In addition, Board members are compensated for telephone participation in board and committee meetings in an amount of 60% of what would be received for physical attendance and for written resolutions in an amount equal to 50% of same. All the above amounts are linked to changes in the Israeli consumer price index as of September 2014 and subject to changes in the amounts payable pursuant to Israeli law from time to time.

As of December 31, 2024, our directors and executive officers as a group, consisting of 16 persons, held options to purchase an aggregate of 2,400,000 ordinary shares, having exercise prices ranging from $5.53 to $11.004 (adjusted due to distribution of dividends in April 2019, December 2020 and January 2021). Generally, the options granted to our directors, vest ratably each quarter over a three-year, except in the case of the grant to our Chairman of the Board of Directors, in which the options vest over a four-year period. The options granted to our executive officers vest over a four-year period. The options will expire between 2025 and 2030. All of such options were awarded under our stock option plans described in Item 6E - “Directors, Senior Management and Employees - Share Ownership - 2008 Share Incentive Plan”.

Chairman Services. Mr. Boehm has served as Chairman of the Board of Directors of our company since March 2023. Mr. Boehm is entitled to: (i) a monthly fee in the amount of NIS 50,000 (approximately $13,500), which includes the cash value of various fringe benefits (which is equal to the employer’s cost that would have been incurred by us for such benefits if the Chairman served in an employee status); and (iii) office space and secretarial assistance and reimbursement for out-of-pocket expenses incurred by him in connection with his service. Mr. Boehm is also entitled to an annual cash bonus of up to NIS 300,000 (approximately $80,875) for the years 2023 to 2026, upon achievement of a threshold of 80% of the company’s target operating profit metric. Additionally, Mr. Boehm is eligible for an annual over- achievement bonus of up to NIS 150,000 (approximately $40,440). Mr. Boehm was granted options to purchase 500,000 of our ordinary shares, with an exercise price of $5.85 per share. The options were granted under our 2008 Option Plan and are subject to a four year vesting period. The options remain exercisable for 12 months following cessation or termination of service (other than for cause), and are subject to acceleration upon a change in control event. The options will expire on the sixth anniversary of the date of the grant.

CEO. Mr. Sfadia has served as our Chief Executive Officer since November 2020. Since April 2024, Mr. Sfadia is entitled to a monthly salary of NIS 125,000 (approximately $32,350) and fringe benefits including social benefits, annual vacation and reimbursement of expenses, and an education fund payment (employee and employer) with respect to 50% of his full monthly salary. Mr. Sfadia is also entitled to an annual cash bonus plan of six (6) base monthly salaries for the years 2024 to 2026, upon achievement of a threshold of 80% of the company’s EBITDA target operating profit metric (with 85% attributable measurable quantitative performance as example Adjusted EBITDA and Booking targets and 15% attributable to non-measurable quantitative performance targets, each as set by the Compensation Committee and the Board at the beginning of the applicable fiscal year). Additionally, Mr. Sfadia may be eligible for an overachievement bonus of up to four (4) base monthly salaries. In January 2021 Mr. Sfadia was granted options to purchase 400,000 ordinary shares at an exercise price of $6.22 per share (following a subsequent adjustment due to the distribution of a $0.63 per share cash dividend in 2021). The options were granted under our 2008 Option Plan and will vest over a period of four years. The options will remain exercisable for 12 months following cessation or termination of service (other than for cause). All options are subject to acceleration upon a change in control event. The options will expire on the sixth anniversary of the date of the grant. In February 2023, Mr. Sfadia was granted options (subject to the shareholders’ approval) to purchase 100,000 ordinary shares at an exercise price of $5.68 per share, with similar terms as described above, which grant was approved by the Company’s shareholders in June 2023. In February 2025, Mr. Sfadia was granted 180,000 Restricted (Performance) Share Units, or PSUs (subject to the shareholders’ approval). The PSUs were granted under our 2008 Option Plan and will vest over a period of four years. All PSUs are subject to acceleration upon a change in control event.

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

External Directors and Indepedent Directors

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

Our Board of Directors currently has two external directors under Israeli law: Mr. Ami Shafran, whose term expires in May 2027, and Mr. Elyezer Shkedy, whose term expires in June 2026.

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

Our Audit Committee oversees (in addition to the Board of Directors) the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent auditors’ qualifications, independence, compensation, and performance, and the performance of our internal audit function. Our Audit Committee is also required to determine whether there are deficiencies in the business management of our company and, in such event, propose to our Board of Directors the means of correcting such deficiencies, determine whether certain related party actions and transactions are “material” or “extraordinary” in connection with their approval procedures, approve related-party transactions as required by Israeli law and establish whistleblower procedures (including in respect of the protections afforded to whistleblowers). The Audit Committee may consult from time to time with our independent auditors and internal auditor with respect to matters involving financial reporting and internal accounting controls.

Our Audit Committee consists of Mr. Shafran, Ms. Sharir, Mr. Shkedy and Ms. Zalman-Malach. All of the members of our Audit Committee satisfy the respective “independence” requirements of the Securities and Exchange Commission and NASDAQ, and the composition of our Audit Committee satisfies the audit committee composition requirements of the Israeli Companies Law. Our Board of Directors has determined that both Mr. Shafran and Mr. Shkedy qualify as Audit Committee financial experts, as required by the rules of the Securities and Exchange Commission and NASDAQ.

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

ESG and Nomination Committee. Under the Israeli Companies Law, a company may appoint additional committees to enhance the Board of Directors' oversight and operational efficiency. Accordingly, our Board of Directors has established the ESG and Nomination Committee. The Committee must consist of at least three directors, each of whom must satisfy the independence requirements of the NASDAQ Marketplace Rules, subject to any available exception.

Our ESG and Nomination Committee consists of Mr. Rafaeli, Ms. Sharir, Mr. Ofek, and Ms. Zalman-Malach.

The committee’s primary responsibilities include: (i) identifying individuals qualified to become Board members consistent with criteria approved by the Board; (ii) recommending director nominees for the next annual general meeting of shareholders; (iii) developing and recommending Corporate Governance Guidelines to the Board of Directors; and (iv) overseeing our policies, programs, and strategies related to environmental, and social, and governance, or ESG, matters.

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

To date, we have not elected to benefit from the relief provided by these Israeli regulations.

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

A company may also procure insurance for an office holder’s liability in consequence of an act performed in the scope of his office in the following cases: (i) a breach of the duty of care of such office holder, (ii) a breach of fiduciary duty, only if the office holder acted in good faith and had reasonable grounds to believe that such act would not be detrimental to the company, or (iii) a monetary obligation imposed on the office holder for the benefit of another person. Subject to the provisions of the Companies Law and the Securities Law, a company may also enter into a contract for procurement of insurance for an office holder for (a) expenses, including reasonable litigation expenses and legal fees, incurred by the office holder as a result of a proceeding instituted against such office holder in relation to (A) infringements that may impose financial sanction pursuant to the provisions of Chapter H’3 under the Securities Law, or (B) administrative infringements pursuant to the provisions of Chapter H’4 under the Securities Law, or (C) infringements pursuant to the provisions of Chapter I’1 under the Securities Law and (b) payments made to the injured parties of such infringement under Section 52ND(a)(1)(a) of the Securities Law.

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

Our Articles of Association allow us to exempt any office holder to the maximum extent permitted by law, before or after the occurrence giving rise to such exemption. Our Articles of Association also provide that we may indemnify any office holder, to the maximum extent permitted by law, against any liabilities he or she may incur in such capacity, limited with respect (i) to the categories of events that can be foreseen in advance by our Board of Directors when authorizing such undertaking, and (ii) to the amount of such indemnification as determined retroactively by our Board of Directors to be reasonable in the particular circumstances. Similarly, we may also agree to indemnify an office holder for past occurrences, whether or not we are obligated under any agreement to provide such indemnification. Our Articles of Association also allow us to procure insurance covering any past or present officer holder against any liability which he or she may incur in such capacity, to the maximum extent permitted by law. Such insurance may also cover the company for indemnifying such office holder. We have obtained directors’ and officers’ liability insurance covering our officers and directors and those of our subsidiaries for certain claims. In addition, we have provided our directors and officers with letters providing them with exemption and indemnification to the fullest extent permitted under Israeli law (except that we are not required to exempt our directors and officers from liability for damages caused as a result of a breach of the office holder’s duty of care in transactions in which a controlling shareholder or an office holder has a personal interest).

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

We have adopted several codes and policies, which contain various corporate governance principles, including a Code of Ethics (which includes Whistle Blower procedures), Insider Trading Policy and a Policy Prohibiting Bribery and Corruption, all of which are available on our website at www.gilat.com. See “Item 16. B – Code of Ethics”.

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

As of December 31, 2024, we had 1,118 full-time employees, including 339 employees in engineering, research and development, 348 employees in manufacturing, operations and technical support, 86 employees in marketing and sales, 110 employees in administration and finance and 235 in other departments. Of these employees, 306 were based in our facilities in Israel, 279 were employed in the U.S., 293 were employed in Latin America and 240 were employed in Asia, the Far East and other parts of the world.

In addition, upon completion of the acquisition of SBS on January 6, 2025, 82 additional employees joined our company.

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

Our U.S. subsidiaries sponsor a retirement plan for eligible employees. Their 401(k) Plan is a “safe harbor” 401(k) Plan and allows eligible employees to defer compensation up to the maximum amount allowed under the current Internal Revenue Code. As a “safe harbor” plan, our U.S. subsidiary must make a mandatory contribution to the 401(k) Plan to satisfy certain nondiscrimination requirements under the Internal Revenue Code. This mandatory contribution is made for all eligible employees. In addition to 401(k) Plan, our U.S subsidiaries provides healthcare and life insurance coverage to all eligible employees.

E.	Share Ownership

Beneficial Ownership of Executive Officers and Directors

None of our directors and executive officers beneficially owns more than 1% of our outstanding shares.

As of December 31, 2024, our directors and executive officers as a group (16 persons) held options to purchase 2,400,000 of our ordinary shares under our share option plan (described below), exercisable at a weighted average exercise price of $6.54 per share (adjusted for the distribution of dividends in April 2019, December 2020 and January 2021). These options have expiration dates ranging from 2025 to 2030.

2008 Share Incentive Plan

In October 2008, our Board of Directors adopted the 2008 Stock Incentive Plan, or the 2008 Plan, for issuance of options, restricted share units, or RSUs, and other forms of equity-based awards to our directors, officers, consultants and employees. The term of the 2008 Plan had been extended by an additional ten-year period, commencing in October 2015. Our Board of Directors also adopted a sub-plan to enable qualified optionees certain tax benefits under the Israeli Income Tax Ordinance. Following increases approved by our Board of Directors, the total number of ordinary shares reserved for issuance of options under the 2008 Plan, as of December 31, 2024, is 12.05 million shares. As of December 31, 2024, we have granted options to purchase 9.8 million ordinary shares under the 2008 Plan (excluding options that were granted and cancelled), pursuant to which 3.2 million ordinary shares have been issued as of December 31, 2024. As of December 31, 2024, we had outstanding options to purchase 5.3 million ordinary shares, with exercise prices ranging from $4.92 to $11.004 per share (adjusted due to the distribution of a dividends in April 2019, December 2020 and January 2021).  Such options expire at various times through January 2025 to August 2030.  As of December 31, 2024 there were no outstanding RSUs under this plan.

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

Options issued pursuant to the 2008 Plan may be granted to our and our subsidiaries’ directors, officers, consultants and employees. Pursuant to the terms of the 2008 Plan, the exercise price of incentive share options must be not less than the closing price of our ordinary shares on NASDAQ on the date of grant of the options or, if the closing price is not quoted on such date, on the preceding trading day.

Options are exercisable and restrictions on disposition of shares lapse according to the terms of the applicable plan and of the individual agreements under which such options were granted or awards issued.

F.	DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

ITEM 7:	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares, as of March 19, 2025, by each person who we believe beneficially owns 5% or more of our outstanding ordinary shares and all of our directors and executive officers as a group.

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. The percentage ownership of each such person is based on the number of ordinary shares outstanding as of March 19, 2025 and includes the number of ordinary shares underlying options and RSUs that are exercisable within sixty (60) days from the date of March 19, 2025. Ordinary shares subject to these options and RSUs are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options and RSUs, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person. The information in the table below is based on 57,064,352 ordinary shares outstanding as of March 19, 2025. Each of our outstanding ordinary shares has identical rights in all respects. The information in the table below with respect to the beneficial ownership of shareholders is based on the public filings of such shareholders with the SEC through March 19, 2025 and information provided to us by such shareholders.

Name	Number of Shares	Percent
Phoenix Holdings Ltd. (1)	10,584,500	18.56%
All directors and executive officers as a group (16 persons) (2)	2,257,500	3.96%

(1)
Based on Schedule 13G/A filed on February 10, 2025 with the SEC by Phoenix Holdings Ltd.. The ordinary shares reported are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of Benelus Lux S.a.r.l and/or Phoenix Holdings Ltd. The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. CP III Cayman GP Ltd., Matthew Botein and Lewis (Lee) Sachs are the controlling shareholders of Benelus Lux S.a.r.l. The principal office of Phoenix Holdings Ltd. is 53 Derech Hashalom Drive, Ramat Gan 5345433.

(2)	As of March 19, 2025, all directors and executive officers as a group (16 persons) held 1,411,250 options that are vested or that vest within 60 days of March 19, 2025.

Significant Changes in the Ownership of Major Shareholders

As of March 6, 2023, our major shareholders were Phoenix Holdings Ltd. beneficially owning 10,828,962 ordinary shares (approximately 19.13% ownership), Meitav Investment House Ltd. beneficially owning 4,787,687 ordinary shares (approximately 8.46 % ownership), and Thrivent Financial for Lutherans beneficially owning 2,828,771 ordinary shares (approximately 5.00% ownership).

As of March 13, 2024, our major shareholders were Phoenix Holdings Ltd. beneficially owning 11,999,849 ordinary shares (approximately 21.05% ownership), and Meitav Investment House Ltd. beneficially owning 4,321,089 ordinary shares (approximately 7.58% ownership). On November 14, 2024, Phoenix  Holdings Ltd. reported 9,803,657 ordinary shares (approximately 17.19% ownership).

As of March 19, 2025, our major shareholders were Phoenix Holdings Ltd. beneficially owning 10,584,500 ordinary shares (approximately 18.56% ownership)

Major Shareholders Voting Rights

The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares, except to the extent that they hold more than 14% and as such, they will have a right to appoint a director, subject to certain conditions set forth in our Articles of Association.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of March 19, 2025, there were 63 holders of record of our ordinary shares, of which 49 record holders holding approximately 92% of our ordinary shares had registered addresses in the U.S. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees, including CEDE & Co., the nominee for the Depositary Company (the central depositary for the U.S. brokerage community), which held approximately 92% of our outstanding ordinary shares as of said date.

B.	Related Party Transactions

None.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8:	FINANCIAL INFORMATION

A.	Consolidated Statements

See the consolidated financial statements, including the notes thereto, and the exhibits listed in Item 18 hereof and incorporated herein by this reference.

Export Sales

For information on our revenues breakdown for the past three years, see Item 5 - “Operating and Financial Review and Prospects.”

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

In 2003, the Brazilian tax authority filed a claim against our inactive subsidiary in Brazil, SPC International Ltda, for the payment of taxes allegedly due from the subsidiary. After numerous hearings and appeals at various appellate levels in Brazil, the Supreme Court ruled against the subsidiary in final non-appealable decisions published in June 2017. As of December 31, 2024, the total amount of this claim, including interest, penalties, and legal fees, is approximately $6.3 million, of which approximately $0.7 million is the principal. The Brazilian tax authorities initiated foreclosure proceedings against the subsidiary and certain of its former managers. The court canceled the foreclosure proceedings against the former managers in a final and not appealable decision issued in July 2017. While foreclosure and other collection proceedings are pending against the subsidiary, based on Brazilian external counsel’s opinion, we believe that the subsidiary has solid arguments to sustain its position that further collection proceedings and inclusion of any additional co-obligors in the tax foreclosure certificate are barred due to statute of limitation and that the foreclosure procedures cannot legally be redirected to other group entities and managers who were not initially cited in the foreclosure proceeding due to the passage of the statute of limitation. Accordingly, we believe that the chances that such redirection will lead to a loss recognition are remote.

In 2014, our Peruvian subsidiary, Gilat To Home Peru, or GTH Peru, initiated arbitration proceedings in Lima against the Ministry of Transport and Communications of Peru, or MTC, and PRONATEL. The arbitration was related to the PRONATEL projects awarded to us in 2000-2001. Under these projects, GTH Peru provided fixed public telephony services in rural areas of Peru. Our subsidiary’s main claim was related to damages caused by the promotion of mobile telephony in such areas by the Peruvian government in the years 2011-2015. In June 2018, the arbitration tribunal issued an arbitration award ordering MTC and PRONATEL to pay our subsidiary approximately $13.5 million. The arbitration award in favor of our subsidiary was confirmed by the Peruvian Superior Court, which ordered MTC and PRONATEL in November 2020 to pay the arbitration-award amount. Following the Superior Court’s decision PRONATEL requested a constitutional protection writ (constitutional amparo), and our subsidiary has initiated collection procedures against MTC and PRONATEL. In 2023, and 2024 our subsidiary received payments of approximately $3.2 million and $10.6 million respectively.

In October 2019, our Peruvian subsidiary GTH Peru initiated additional arbitration proceedings against MTC and PRONATEL based on similar grounds for the years 2015-2019. In June 2022, the arbitration tribunal issued an arbitration award ordering MTC and PRONATEL to pay GTH Peru approximately $15 million. In September 2022 MTC filed an annulment action against the award and in parallel, in October 2022, GTH Peru, initiated an enforcement process for collection of the awarded amount. The arbitration award in favor of our subsidiary was confirmed by the Peruvian Superior Court, which ordered MTC and PRONATEL to pay the arbitration-award amount. Following the Superior Court’s decision PRONATEL requested a constitutional protection writ (constitutional amparo), and our subsidiary has initiated collection procedures against MTC and PRONATEL. In 2024 our subsidiary received the first payment of approximately $3.1 million.

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

Dividend Policy

We presently do not have a dividend policy. In April 2019, we distributed for the first time a cash dividend of $0.45 per share (approximately $24.9 million in the aggregate). Following receipt of the settlement amount from Comtech, in December 2020 we distributed a cash dividend of $0.36 per share (approximately $20 million in total), and in January 2021 (following receipt of court approval) we distributed an additional cash dividend of $0.63 per share (approximately $35 million). We have not adopted a general policy regarding the distribution of dividends and make no statements as to the distribution of dividends in the foreseeable future. The terms of some of our financing arrangements restrict us from paying dividends to our shareholders and require prior approval of certain banks which provide us with credit facilities and guarantees. Israeli law limits the distribution of cash dividends to the greater of retained earnings or earnings generated over the two most recent years, in either case provided that we reasonably believe that the dividend will not render us unable to meet our current or foreseeable obligations when due. Notwithstanding the foregoing, dividends may be paid with the approval of a court (such as in the case of the January 2021 dividend), provided that there is no reasonable concern that such dividend distribution will prevent the company from satisfying its current and foreseeable obligations, as they become due. Our Articles of Association provide that no dividends shall be paid otherwise than out of our profits and that any such dividend shall carry no interest. For information regarding taxation of dividend, see Item 10.E – “Additional Information - Taxation - Israeli Tax Consequences of Holding Our Shares - Dividends”.

B.	Significant Changes

On June 17, 2024, we, through our subsidiary Wavestream Corporation entered into a Membership Interest Purchase Agreement with SBS, a leading U.S. based provider of next-generation SATCOM terminal solutions, and the owners of its membership interests, which was amended on December 11, 2024. Pursuant to the purchase agreement, Wavestream agreed to purchase 100% of the membership interests of SBS.

The acquisition was completed on January 6, 2025, and the initial closing cash payment of $98 million ($108 million as adjusted) was funded through a combination of existing cash resources, and $60 million from a new secured credit facility.

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

On June 17, 2024, we, through our subsidiary Wavestream Corporation entered into a Membership Interest Purchase Agreement with Stellar Blu Solutions LLC, a leading U.S. based provider of next-generation SATCOM terminal solutions, and the owners of its membership interests, which was amended on December 11, 2024. Pursuant to the Purchase Agreement, Wavestream agreed to purchase from the sellers 100% of the membership interests of SBS.

The acquisition was completed on January 6, 2025, and the initial closing cash payment of $98 million ($108 million as adjusted) was funded through a combination of existing cash resources, and $60 million from a new secured credit agreement that Buyer and the Company entered into with HSBC Bank USA, NA and Bank Hapoalim B.M., as described below. The total cash consideration in connection with the acquisition may increase by up to an additional $147 million payable in cash subject to achievement of future performance milestones.

In connection with the consummation of the acquisition, Wavestream Gilat entered into a senior secured credit agreement with HSBC Bank USA, NA and Bank Hapoalim B.M., as lenders, and with HSBC Bank USA, NA, as Administrative Agent and Sole Lead Arranger and Sole Bookrunner. We used certain portion of the loan to fund a portion of the initial cash consideration required to close the SBS acquisition, and may draw upon an additional sum to fund potential future performance milestone payments under the terms of the purchase agreement. The credit agreement contains a number of covenants that, under certain circumstances may limit us and Wavestream’s ability to, among other things, incur indebtedness, create liens, make investments, merge with other companies, dispose of assets, prepay other indebtedness and make dividends and other distributions. The loan matures on January 6, 2028.

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

In order to guarantee our performance obligations and the down payment we received under the PRONATEL Regional Projects, we issued bank guarantees and surety bonds for the benefit of PRONATEL in the amount of $62.1 million in aggregate.

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

Israeli Tax Consequences of Holding Our Shares

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

Dividends

The statutory withholding tax rate for dividends distributed by an Israeli company to non-resident shareholders is generally 25%. The rate is reduced to 15% for dividends distributed out of income generated by an Approved or Benefitted Enterprise. A different withholding tax rate may apply as a result of a tax treaty between Israel and shareholder’s country of residence.

Under the Treaty, the maximum Israeli tax rate on dividends paid to a corporate holder of our ordinary shares who is a U.S. resident is 25%. However, dividends paid to a U.S. corporation holding at least 10% of our voting power in the year of the sale and in the entire preceding tax year shall be subject to a 15% tax withholding rate, if the dividend is generated by an Approved or Benefitted Enterprise or 12.5% if the dividends are not generated by an Approved or Benefitted Enterprise, under certain conditions stipulated in the treaty.

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

Following enactment of the Tax Burden Law, starting January 1, 2012, the capital gains tax rate applicable to individuals upon the sale of our shares is such individual’s marginal (income) tax rate but not more than 25% (or 30% with respect to a substantial shareholder at the time of the sale or at any time during a 12 month period prior to the sale). With respect to corporate investors, the rate of capital gains tax imposed on the sale of shares is equal to the corporate tax rate, which is 23% since January 1, 2018.

Individual shareholders dealing with securities in Israel are taxed at their marginal tax rates applicable to business income (and up to 47% in 2022, 2023 and 2024, excluding excess tax).

Subject to the provisions of an applicable tax treaty, individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income (including, but not limited to, dividends, interest and capital gain) exceeding NIS 721,560 for  2024 and 2025, which amount is linked to the annual change in the Israeli consumer price index. Additionally, Effective January 1, 2025, a surtax of 2% will apply exclusively to taxable income from a capital origin (including dividend distribution and sale of shares) exceeding NIS 721,560.

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

Subject to certain conditions prescribed within the Law, dividends distributed to “foreign resident companies”, deriving from Preferred Technological Income will be subject to tax at a rate of 4%.

Economic Efficiency Law (legislative amendments for the purpose of achieving the objectives of the 2022-2023 budget) – 2023

On November 2, 2021 the Economic Efficiency Law (legislative amendments for the purpose of achieving the objectives of the 2020-2021 budget) - 2021 (“2021 Budget Law”) was legislated.

The 2021 Budget Law introduces a new dividend ordering rule that apportions every dividend distribution between previously tax-exempt (“Trapped Earnings”) and previously taxed income. Consequently, distributions (including deemed distributions as per Section 51(h) and 51B of the Law) may entail additional corporate tax liability to the distributing company. We had approximately $169 million tax-exempt profits in our Accumulated deficit. If such tax-exempt profits were distributed, it would have been taxed at the reduced corporate tax rate applicable to such income, and approximately $31 million of additional taxes on income would have been recorded.

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

Passive Foreign Investment Companies

We believe that we were not a PFIC for U.S. federal income tax purposes for the taxable year of 2024. However, since PFIC status depends upon the composition of our income and assets and the market value of our assets from time to time, there can be no assurance that our analysis prevails or that we will not be considered a PFIC for any future taxable year. If we were a PFIC for any taxable year during which a U.S. Holder owned ordinary shares, certain adverse consequences could apply to the U.S. Holder. Specifically, unless a U.S. Holder makes one of the elections mentioned below, gain recognized by the U.S. Holder on a sale or other disposition of ordinary shares would be allocated ratably over the U.S. Holder’s holding period for the ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability. Further, any distribution in excess of 125% of the average of the annual distributions received by the U.S. Holder on our ordinary shares during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation as described immediately above. In addition, if we were a PFIC for a taxable year in which we pay a dividend or the immediately preceding taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply. If we were a PFIC for any taxable year in which a U.S. Holder owned our shares, the U.S. Holder would generally be required to file Form 8621 with the IRS with its annual return.

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

Proposed legislation in the U.S. Congress, including changes in U.S. tax law, may adversely impact the company and the value of the Ordinary Shares. Changes to U.S. tax laws (which changes may have retroactive application) could adversely affect the company or holders of Ordinary Shares. In recent years, many changes to U.S. federal income tax laws have been proposed and made, and additional changes to U.S. federal income tax laws are likely to continue to occur in the future.

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

The documents concerning our company that are referred to in this annual report may also be inspected at our offices located at Gilat House, 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva, Israel.

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

Accordingly, monetary accounts maintained in currencies other than the U.S. dollar are remeasured into U.S. dollars in accordance with ASC 830, “Foreign Currency Matters” (“ASC 830”). All transaction gains and losses of the remeasurement of monetary balance sheet items are reflected in the consolidated statements of income (loss) as financial income or expenses, net, as appropriate.

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

The following sensitivity analysis illustrates the impact on our non-dollar cash and cash equivalent assuming an instantaneous 10% change in foreign currency exchange rates from year-end levels, with all other variables held constant. At December 31, 2024, a 10% strengthening of the U.S. dollar versus other currencies would have resulted in a decrease of approximately $0.7 million in our cash and cash equivalent, while a 10% weakening of the dollar versus all other currencies would have resulted in an increase of approximately $0.7 million in our net monetary assets.

During the year ended December 31, 2024, we recognized income of $0.2million related to the effective portion of our hedging instruments. The effective portion of the hedged instruments was included as a reduction to payroll expenses in the statement of income (loss).

As of December 31, 2024, we had no outstanding hedging contracts that did not meet the requirement for hedge accounting.

ITEM 12:	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13:	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14:	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15:	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended) as of December 31, 2024, have concluded that, as of such date, our disclosure controls and procedures were effective.

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

Our management assessed the effectiveness of our internal control over financial reporting, as of December 31, 2024. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on that assessment, our management concluded that as of December 31, 2024, our internal control over financial reporting is effective.

The effectiveness of management’s internal control over financial reporting as of December 31, 2024 has been audited by our company’s independent registered public accountants, Kost Forer Gabbay & Kasierer, a member of EY Global, and is described in its report on page F-2 of this Form 20-F.

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

	Year Ended December 31,
	2024		2023
Services Rendered	Fees (in thousands)	Percentages	Fees (in thousands)	Percentages
Audit fees (1)	$770	55%	$770	83%
Tax fees (2)	159	12%	42	5%
Other (3)	463	33%	115	12%
Total	$1,392	100%	$927	100%

(1)
Audit fees include fees associated with the annual audit, services provided in connection with audit of our internal control over financial reporting and audit services provided in connection with other statutory or regulatory filings.

(2)	Tax fees are fees for professional services rendered by our auditors for tax compliance, tax planning and tax advice on actual or contemplated transactions.

(3)	Other fees are fees for M&A services and professional services other than audit or tax related fees, rendered in connection with our business activities.

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

In the year ended December 31, 2024, neither we nor any affiliated purchaser purchased any of our securities.

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

•
The requirements regarding the director nominations process. In December 2024, we established a nomination and ESG committee to advise the Board of Directors on these matters. Under Israeli law and practice, our Board of Directors is authorized to recommend to our shareholders director nominees for election, and certain of our shareholders may nominate candidates for election as directors by the general meeting of shareholders.

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

A copy of the Insider Trading Policy, as amended and restated on June 19, 2023, is filed as exhibit 11.1 to this Annual Report.

ITEM 16K.	CYBERSECURITY

Cybersecurity Risk Management and Strategy

We face a multitude of security threats, including cybersecurity threats ranging from attacks common to most industries, such as ransomware and denial-of-service, to attacks from more advanced and persistent, highly organized adversaries, including nation state actors, some of which target the defense industrial base and other critical infrastructure sectors. In response, we have implemented cybersecurity processes, technologies, and controls to aid in our efforts to assess, identify, and manage cybersecurity risks.

Our management has implemented a process for identifying relevant risks that could affect the organization’s ability to provide secure and reliable service to its users. The risk assessment occurs annually, or as business needs change, and covers identification of risks that could act against the company's objectives as well as specific risks related to a compromise to the security of data.

Our risk management team collaborates with our Information Security function, led by the Company’s Chief Information Officer (CIO) who holds over 25 years of experience in information technology and Company’s Chief Information Security Officer (CISO) that holds over 8 years of experience, and the Company’s Infrastructure Director, assisted by an external Incident Response company, to gather insights for identifying, assessing and managing cybersecurity threat risks, their severity, and potential mitigations.

We must also comply with extensive regulations, including requirements imposed by the Defense Federal Acquisition Regulation Supplement (DFARS) related to adequately safeguarding controlled unclassified information (CUI) and reporting cybersecurity incidents to the DoD.

To help assess and identify our cybersecurity risks, we maintain internal and external resources to perform penetration testing designed to simulate evolving tactics and techniques of real-world threat actors, engage with industry partners and law enforcement and intelligence communities, and conduct tabletop exercises and periodic risk interviews across our business. We also engage an independent third party to perform internal and external penetration testing and engage other third parties to periodically assess our cybersecurity capabilities. In addition, we continue to expand training and awareness practices to mitigate human risk, internal communications, and regular phishing awareness campaigns designed to emulate real-world contemporary threats and provide employees immediate feedback (and, if necessary, additional training or remedial action).

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

In addition to the processes, technologies, and controls that we have in place to reduce the likelihood of a successful material cyberattack, our company has established well-defined response procedures to address cyber events that do occur. The program provides for the coordination of various corporate functions and governance groups and serves as a framework for the execution of responsibilities across businesses and operational roles. Our incident response plan coordinates the activities we take to prepare for, detect, respond to, and recover from cybersecurity incidents, which include processes to triage, assess severity for, escalate, contain, investigate, and remediate the incident, as well as to assess for potential disclosure, comply with potentially applicable legal obligations and mitigate brand and reputational damage. We also maintain insurance coverage that, subject to its terms and conditions, is intended to address costs associated with certain aspects of cyber incidents and information systems failures.

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

Based on the information we have as of the date of this Annual Report, we do not believe any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition.  Notwithstanding the extensive approach we take to cybersecurity, we may not be successful in preventing or mitigating a future cybersecurity incident that could have a material adverse effect on us. While we maintain cybersecurity insurance, as mentioned above, the costs related to cybersecurity threats or disruptions may not be fully insured.

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

4.5
Amendment No. 2 to Gilat Satellite Networks Ltd. 2008 Share Incentive Plan (including the Israeli Sub-plan to the Gilat Satellite Networks Ltd. 2008 Share Incentive Plan), previously filed on April 19, 2016 as Exhibit 4.4 to our Registration Statement on Form S-8 (File No. 333-210820), and incorporated herein by reference.

4.6
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

4.19
Amendment No. 19 to Gilat Satellite Networks Ltd. 2008 Share Incentive Plan (including the Israeli Sub-plan to the Gilat Satellite Networks Ltd. 2008 Share Incentive Plan), previously filed as Exhibit 4.29 to our Annual Report on Form 20-F for the fiscal year ending December 31, 2023, which Exhibit is incorporated herein by reference.

4.20
Amendment No. 20 to Gilat Satellite Networks Ltd. 2008 Share Incentive Plan (including the Israeli Sub-plan to the Gilat Satellite Networks Ltd. 2008 Share Incentive Plan), previously filed as Exhibit 4.30 to our Annual Report on Form 20-F for the fiscal year ending December 31, 2023, which Exhibit is incorporated herein by reference.

4.21
Amendment No. 21 to Gilat Satellite Networks Ltd. 2008 Share Incentive Plan (including the Israeli Sub-plan to the Gilat Satellite Networks Ltd. 2008 Share Incentive Plan), previously filed as Exhibit 4.31 to our Annual Report on Form 20-F for the fiscal year ending December 31, 2023, which Exhibit is incorporated herein by reference.

4.22	Amendment No. 22 to Gilat Satellite Networks Ltd. 2008 Share Incentive Plan (including the Israeli Sub-plan to the Gilat Satellite Networks Ltd. 2008 Share Incentive Plan).
4.23	Amendment No. 23 to Gilat Satellite Networks Ltd. 2008 Share Incentive Plan (including the Israeli Sub-plan to the Gilat Satellite Networks Ltd. 2008 Share Incentive Plan).
4.24	Executive Compensation Plan, as amended June 15, 2023, previously filed on May 18, 2023 with our Proxy Statement on Form 6-K (File No. 000-21218), and incorporated herein by reference.
4.25
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

4.26
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

4.30
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

4.33	Membership Interest Purchase Agreement, dated as of June 17, 2024, by and among Wavestream Corporation, Stellar Blu Solutions LLC, MAZAV Management LLC, CF GDC LLC and the Sellers Representative. *
4.34	Amendment to Membership Interest Purchase Agreement, dated as of December 11, 2024, by and among Wavestream Corporation, MAZAV Management LLC and CF GDC LLC.
4.35	Credit Agreement, dated as of October 13, 2024, by and among Wavestream Cooperation, Gilat Satellite Networks Ltd., Certain Financial Institutions, and HSBC Bank USA, National Association. *
4.36	First Amendment to the Credit Agreement, dated as of December 10, 2024, by and among Wavestream Cooperation, Gilat Satellite Networks Ltd., and HSBC Bank USA, National Association
4.37	Second Amendment to the Credit Agreement, dated as of January 6, 2025, by and among Wavestream Cooperation, Gilat Satellite Networks Ltd., and HSBC Bank USA, National Association
8.1	List of subsidiaries.
11.1
Gilat Satellite Networks Ltd. – Insider Trading Policy, as amended and restated June 19, 2023 previously filed as Exhibit 11.1 to our Annual Report on Form 20-F for the fiscal year ending December 31, 2023, which Exhibit is incorporated herein

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
13.1	Certification by Chief Executive Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification by Chief Financial Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Kost Forer Gabbay & Kasierer, a member of EY Global.
97.1	Gilat Satellite Networks Ltd. – Clawback Policy previously filed as Exhibit 4.28 to our Annual Report on Form 20-F for the fiscal year ending December 31, 2023, which Exhibit is incorporated herein

* The schedules and exhibits to this agreement have been omitted pursuant to Instructions as to Exhibits to Form 20-F. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

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
__________________

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

Date: March 27, 2025

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

IN U.S. DOLLARS

- - - - - - - - - - -

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

GILAT SATELLITE NETWORKS LTD.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Gilat Satellite Networks Ltd. and its subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of income (loss), comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 27, 2025 expressed an unqualified opinion thereon.

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

Revenue Recognition
Description of the Matter
As described in Note 2 to the consolidated financial statements, the Company generates revenue from contracts with its customers for which the related performance obligations are satisfied over time. The Company recognizes revenue on such contracts using the percentage-of-completion method of accounting, based on cost-to-cost measure of progress ("input method"). Under this method, the Company measures progress towards completion based on the ratio of costs incurred to date to the estimated total costs to complete their performance obligation (referred to as the estimate-at-completion, or "EAC”).

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

Valuation of deferred tax asset
Description of the Matter
As described in Note 12 to the consolidated financial statements, the Company’s consolidated net deferred tax assets of $11,896 thousands, primarily related to the deferred tax assets established for carry forward operating losses and other deductible temporary differences. Management records valuation allowances to reduce the carrying value of deferred tax assets to amounts that are more likely than not to be realized. Management assesses existing deferred tax assets, net operating losses and tax credits by jurisdiction and expectations of the Company’s ability to utilize these tax attributes through a review of past, current and estimated future taxable income and establishment of tax planning strategies.

The principal considerations for our determination that performing procedures relating to the income tax valuation allowances on deferred tax assets is a critical audit matter are that there was significant judgment by management when estimating future taxable income. Auditing management’s assessment of the realizability of its deferred tax assets involved complex auditor judgment because management’s estimate of future taxable income is highly judgmental and based on significant assumptions that may be affected by future market conditions and the Company’s performance.

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

Valuation of contingent consideration liability
Description of the Matter
As described in Notes 17 and 18 to the Consolidated Financial Statements, the Company recognized contingent consideration liabilities at the estimated fair value on the acquisition date in connection with applying the acquisition method of accounting for the acquisition of DataPath Inc. (“DPI”). Subsequent changes to the fair value of the contingent consideration liability were recorded within the Consolidated Financial Statements in the period of change. At December 31, 2024, the Company had $9,018 thousands in contingent consideration liability, which represented a ‘Level 3’ fair value measurement in the fair value hierarchy due to the significant unobservable inputs used in determining the fair value.

Auditing the Company's valuation of contingent consideration liability was complex and required significant auditor judgment due to the subjectivity in evaluating certain assumptions required to estimate the fair value of contingent consideration. The significant assumptions used included projected revenues and Adjusted EBITDA. These significant assumptions are forward looking and could be affected by future economic and market conditions.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s valuation of the contingent consideration liability. For example, we tested controls over management’s review of the significant assumptions and other inputs used in the determination of fair value of the contingent consideration liability.

To test the estimated fair value of the contingent consideration liability, we performed audit procedures that included, among others, assessing the terms of the arrangement, including the conditions that must be met for the contingent consideration to become payable. We evaluated the assumptions and judgments considering observable industry and economic trends. We assessed the reasonableness of projected financial information in relation to the Company’s budgets and forecasts. Our procedures included evaluating the data sources used by management in determining its assumptions and, where necessary, included an evaluation of available information that either corroborated or contradicted management’s conclusions. We involved our valuation specialists to assist in our evaluation of the methodology used by the Company and significant assumptions included in the estimated fair value of the contingent consideration liability. We also performed a sensitivity analysis of the significant assumptions to evaluate the change in the fair value resulting from changes in the assumptions.

/s/ KOST FORER GABBAY & KASIERER A Member of EY Global

We have served as the Company’s auditor since 2000.

Tel-Aviv, Israel March 27, 2025

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

GILAT SATELLITE NETWORKS LTD.

We have audited Gilat Satellite Networks Ltd. and its subsidiaries' internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Gilat Satellite Networks Ltd. and its subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of income (loss), comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and our report dated March 27, 2025 expressed an unqualified opinion thereon.

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

Tel-Aviv, Israel March 27, 2025

- - - - - - - - - - -

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2024	2023
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$119,384	$103,961
Restricted cash	853	736
Trade receivables (net of allowance for credit losses of $461 and $492 as of December 31, 2024 and 2023, respectively)	49,600	44,725
Contract assets	24,941	28,327
Inventories	38,890	38,525
Other current assets	21,963	24,299

Total current assets	255,631	240,573

LONG-TERM ASSETS:
Restricted cash	12	54
Long-term contract assets	8,146	9,283
Severance pay funds	5,966	5,737
Deferred taxes	11,896	11,484
Operating lease right-of-use assets	6,556	5,105
Other long-term assets	5,288	9,544

Total long-term assets	37,864	41,207

PROPERTY AND EQUIPMENT, NET	70,834	74,315

INTANGIBLE ASSETS, NET	12,925	16,051

GOODWILL	52,494	54,740

Total assets	$429,748	$426,886

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2024	2023
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term debt	$-	$7,453
Trade payables	17,107	13,873
Accrued expenses	45,368	51,906
Advances from customers and deferred revenues	18,587	34,495
Operating lease liabilities	2,557	2,426
Other current liabilities	17,817	16,431

Total current liabilities	101,436	126,584

LONG-TERM LIABILITIES:
Long-term loan	2,000	2,000
Accrued severance pay	6,677	6,537
Long-term advances from customers and deferred revenues	580	1,139
Operating lease liabilities	4,014	3,022
Other long-term liabilities	10,606	12,916

Total long-term liabilities	23,877	25,614

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Share capital - Ordinary shares of NIS 0.2 par value: Authorized: 90,000,000 shares as of December 31, 2024 and 2023; Issued and outstanding: 57,017,032 and 57,016,086 shares as of December 31, 2024 and 2023, respectively	2,733	2,733
Additional paid-in capital	943,294	937,591
Accumulated other comprehensive loss	(6,120)	(5,315)
Accumulated deficit	(635,472)	(660,321)

Total shareholders' equity	304,435	274,688

Total liabilities and shareholders' equity	$429,748	$426,886

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2024	2023	2022
Revenues:
Products	$192,112	$174,278	$149,243
Services	113,336	91,812	90,597

Total revenues	305,448	266,090	239,840

Cost of revenues:
Products	121,862	105,617	102,093
Services	70,255	55,528	50,839

Total cost of revenues	192,117	161,145	152,932

Gross profit	113,331	104,945	86,908

Operating expenses:
Research and development expenses, net	38,136	41,173	35,640
Selling and marketing expenses	27,381	25,243	21,694
General and administrative expenses	26,868	19,215	18,412
Impairment of held for sale asset	-	-	771
Other operating expenses (income), net	(6,751)	(8,771)	438

Total operating expenses	85,634	76,860	76,955

Operating income	27,697	28,085	9,953

Financial income (expenses), net	1,504	109	(2,818)

Income before taxes on income	29,201	28,194	7,135
Taxes on income	(4,352)	(4,690)	(13,063)

Net income (loss)	$24,849	$23,504	$(5,928)

Earnings (losses) per share (basic and diluted)	$0.44	$0.41	$(0.10)

Weighted average number of shares used in computing earnings (losses) per share:
Basic	57,016,920	56,668,999	56,591,994
Diluted	57,016,920	56,672,537	56,591,994

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands

	Year ended December 31,
	2024	2023	2022

Net income (loss)	$24,849	$23,504	$(5,928)

Other comprehensive income (loss):
Foreign currency translation adjustments	(1,193)	217	153
Change in unrealized gain (loss) on hedging instruments, net	565	(1,290)	(2,822)
Less - reclassification adjustments for net loss (gain) realized on hedging instruments, net	(177)	2,605	2,179

Total other comprehensive income (loss)	(805)	1,532	(490)

Comprehensive income (loss)	$24,044	$25,036	$(6,418)

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except number of ordinary shares data)

	Number of ordinary shares	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Accumulated Deficit	Total shareholders' equity

Balance as of December 31, 2021	56,539,237	2,706	929,871	(6,357)	(677,897)	248,323

Stock-based compensation	-	-	2,220	-	-	2,220
Exercise of stock options	71,167	5	(5)	-	-	-
Comprehensive loss	-	-	-	(490)	(5,928)	(6,418)

Balance as of December 31, 2022	56,610,404	2,711	932,086	(6,847)	(683,825)	244,125

Issuance of shares related to business combination (see Note 17)	390,625	21	2,440	-	-	2,461
Stock-based compensation	-	-	3,066	-	-	3,066
Exercise of stock options	15,057	1	(1)	-	-	-
Comprehensive income	-	-	-	1,532	23,504	25,036

Balance as of December 31, 2023	57,016,086	2,733	937,591	(5,315)	(660,321)	274,688

Stock-based compensation	-	-	5,703	-	-	5,703
Exercise of stock options	946	*) -	*) -	-	-	-
Comprehensive income	-	-	-	(805)	24,849	24,044
Balance as of December 31, 2024	57,017,032	2,733	943,294	(6,120)	(635,472)	304,435

*) Represents an amount less than $1.

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2024	2023	2022
Cash flows from operating activities:

Net income (loss)	$24,849	$23,504	$(5,928)

Adjustments required to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	13,554	13,402	11,608
Capital gain from sale of property	-	(2,084)	-
Impairment of held for sale asset	-	-	771
Stock-based compensation *)	6,726	3,423	2,220
Accrued severance pay, net	(89)	167	136
Deferred taxes, net	1,834	2,662	(627)
Decrease (increase) in trade receivables, net	(5,393)	13,448	(11,162)
Decrease (increase) in contract assets	4,565	(1,694)	2,481
Decrease (increase) in other assets and other adjustments (including current, long-term and effect of exchange rate changes on cash, cash equivalents and restricted cash)	11,661	(351)	(3,445)
Increase in inventories	(1,928)	(2,387)	(5,416)
Increase (decrease) in trade payables	3,196	(7,635)	(259)
Increase (decrease) in accrued expenses	(5,906)	735	549
Increase (decrease) in advances from customers and deferred revenues	(16,390)	803	5,929
Increase (decrease) in other liabilities	(5,010)	(12,049)	13,957

Net cash provided by operating activities	31,669	31,944	10,814

*) Stock-based compensation including expenses related to business combination in the amounts of $3,437 and $662 for the years ended December 31, 2024 and 2023, respectively (see Note 17).

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2024	2023	2022
Cash flows from investing activities:

Purchase of property and equipment	(6,610)	(10,746)	(12,793)
Proceeds from short-term deposits	-	-	2,159
Investment in financial instrument	-	-	(1,536)
Acquisitions of subsidiary, net of cash acquired (see Note 17)	-	(4,107)	-
Receipts from sale of properties	-	2,168	4,006

Net cash used in investing activities	(6,610)	(12,685)	(8,164)

Cash flows from financing activities:

Repayment of credit facility, net	(7,453)	(1,590)	-
Repayments of short-term debts	(7,836)	-	-
Proceeds from short-term debts	7,836	-	-
Costs associated with entering into a long-term debt (See Note 19)	(654)	-	-

Net cash used in financing activities	(8,107)	(1,590)	-

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(1,454)	(63)	32

Increase in cash, cash equivalents and restricted cash	15,498	17,606	2,682
Cash, cash equivalents and restricted cash at the beginning of the year	104,751	87,145	84,463

Cash, cash equivalents and restricted cash at the end of the year (a)	$120,249	$104,751	$87,145

Supplementary disclosure of cash flows activities:

(A) Cash paid during the year for:

Interest	$544	$564	$-

Taxes on income	$1,886	$13,641	$2,442

(B) Non-cash transactions:

Purchases of property and equipment that were not paid for and reclassification from inventories to property and equipment	$312	$4,475	$2,507
New operating lease assets obtained in exchange for operating lease liabilities	$4,629	$1,034	$1,768

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

(a)	The following table provides a reconciliation of cash, cash equivalents and restricted cash to amounts reported within the consolidated balance sheets:

	December 31,
	2024	2023	2022

Cash and cash equivalents	$119,384	$103,961	$86,591
Restricted cash - current	853	736	541
Restricted cash - long-term	12	54	13
Cash, cash equivalents and restricted cash	$120,249	$104,751	$87,145

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 1:-	GENERAL

a.	Organization:

Gilat Satellite Networks Ltd. and its subsidiaries (the "Company") is a leading global provider of satellite-based broadband communications. The Company designs and manufactures ground-based satellite communications equipment, and provides comprehensive secure end-to-end solutions, end-to-end services for mission-critical operations, powered by its innovative technology. The Company’s portfolio includes a cloud-based satellite network platform, Very Small Aperture Terminals ("VSATs"), amplifiers, high-speed modems, high-performance on-the-move antennas, Electronically Steerable Antenna (“ESA”) and high efficiency, high power Solid State Power Amplifiers ("SSPAs"), Block Upconverters ("BUCs"), Transceivers, transportable and portable terminals for defense forces and field services. The Company’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband internet access, cellular backhaul over satellite, enterprise, social inclusion solutions, In-Flight Connectivity ("IFC"), maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. The Company also provides connectivity services, internet access and telephony, to enterprise, government and residential customers utilizing both its own networks, and other networks that it installs, mainly based on Build Operate Transfer ("BOT") and Build Own Operate ("BOO") contracts. In these projects, the Company builds telecommunication infrastructure typically using fiber-optic and wireless technologies for the broadband connectivity. The Company also provides managed network services over VSAT networks owned by others.

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

c.	The Company has three major customers which accounted for 38% of its revenues in the year ended December 31, 2024 (see Note 15d).

d.

On June 17, 2024, the Company signed a definitive agreement to acquire 100% of the membership interests of Stellar Blu Solutions LLC. (“SBS”), a leading U.S.-based avionics solution provider of next-generation SATCOM terminal solutions. The closing of the transaction was subject to certain regulatory approvals, including the receipt of clearance of the Committee on Foreign Investment in the United States (CFIUS) and other customary closing conditions. In January 2025, the Company completed the acquisition of SBS. For additional information, see Note 19.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 1:-	GENERAL (Cont.)

e.

Against the backdrop of the military conflict of Russia and Ukraine and the rising tensions between the U.S. and other countries, on the one hand, and Russia, on the other hand, major economic sanctions and export controls restrictions on Russia and various Russian entities were imposed by the U.S., European Union and the United Kingdom commencing February 2022, and additional sanctions and restrictions may be imposed in the future. These sanctions and restrictions restricted the Company’s business in Russia, which mainly included exports to Russia, and had delayed the Company from performing money transfers from Russia due to banking regulations. In 2024, the Company wound down its business in Russia. While the Company’s business in Russia was limited in scope, the decision to wind-down the business caused a reduction in the Company’s sales and financial results. The costs associated with winding down the Company’s activities in the Russian market have been included in Other operating expenses (income), net and Cost of revenues in the Company’s consolidated statements of income (loss).

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

Main areas that require significant estimates and assumptions by the Company’s management include contract costs, revenues (including variable consideration, determination of contracts duration, establishing stand-alone selling price for performance obligations), application of percentage-of-completion accounting, provisions for uncollectible receivables and customer claims, impairment of inventories, impairment and useful life of long-lived assets, goodwill impairment, valuation allowance in respect of deferred tax assets, uncertain tax positions, accruals for estimated liabilities, including litigation and insurance reserves, contingent considerations and intangibles from business combination transaction and stock-based compensation. Actual results could differ from those estimates.

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

f.	Restricted cash:

Short-term restricted cash is either invested in bank deposits, which mature within one year, or in short-term highly liquid investments that are restricted to withdrawals or use. Such deposits are used as collateral for performance and advance payment guarantees to customers.

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

The Company generates revenues mainly from the sale of products (including construction of networks), satellite-based communications networks services and from providing connectivity, internet access, field services and telephony services. The Company sells its products and services to enterprises, government and residential customers under large-scale contracts that utilize both the Company's networks and other networks that the Company installs, mainly based on BOT and BOO contracts. These large‑scale contracts sometimes involve the installation of thousands of VSATs or construction of massive fiber-optic and wireless networks. Revenues from sale of products includes mainly the sale of VSATs, hubs, SSPAs, low-profile antennas, on-the-move/on-the-pause terminals, portable terminals and construction and installation of large-scale networks based on BOT and BOO contracts. Sale of services includes access to and communication via satellites ("space segment"), installation of equipment, telephone services, internet services, consulting, on-line network monitoring, network maintenance, field services and repair services. In certain contracts, the company also provides a service-type warranty that is accounted for as a separate performance obligation, and revenue is recognized ratably over the life of the warranty as the customer consumes the benefit over the service term.

The Company sells its products primarily through its direct sales force and indirectly through system integrators or resellers.

The Company recognizes revenue when (or as) it satisfies performance obligations by transferring promised products or services to its customers in an amount that reflects the consideration the Company expects to receive according to ASC 606, “Revenue from Contracts with Customers” (“ASC 606”). Revenue is recognized net of any turn-over taxes collected from customers which are subsequently remitted to governmental entities (for example, sales tax and other indirect taxes).

Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on a relative stand-alone selling price (“SSP”) basis.

The Company establishes SSP based on management judgment, and stand-alone renewal prices, considering internal factors such as margin objectives, pricing practices and historical sales.

If the consideration in a contract includes a variable amount (e.g. penalties), the company estimates the amount of consideration to which it will be entitled, usually based on the most likely amount that should be included in the transaction price subject to constraints based on the specific facts and circumstances. The variable consideration is estimated at contract inception and constrained until it is probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenue from the sale of equipment is recognized at a point in time, once the customer has obtained control over the items purchased, generally upon shipment. When significant acceptance provisions are included in the arrangement, the Company defers recognition of the revenue until the acceptance occurs. Revenue from periodic services is recognized ratably over the term the services are rendered. Revenue from other services is recognized upon their completion.

For time and material contracts, revenue is recognized when the service rendered.

Revenues from long-term contracts under which the Company provides significant construction to the customer's specifications and networks operation and maintenance (mostly governmental projects) are generally recognized over time because of continuous transfer of control to the customer. Specifically, these contracts include construction performance obligations, for which this continuous transfer of control to the customer is based on the fact that the Company’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced according to ASC 606. The Company generally uses the cost-to-cost measure of progress for these contracts. The Company believes that cost-to-cost measure of progress is an appropriate measure of progress towards satisfaction of the performance obligation since this measure reasonably depicts the progress of the work efforts. In the years ended December 31, 2024, 2023 and 2022, the Company recognized revenues from these construction performance obligations in the amounts of $15,745, $12,926 and $16,169, respectively, which are presented under the Network Infrastructure and Services operating segment.

The products and services provided as part of the construction are not distinct from one another due to a customer defined interrelated operational performance requirement, a highly complex interrelated and integrated output and significant contract management requirements. The promises to provide operation and maintenance services are distinct performance obligations.

SSPs for the Company’s products and services provided as part of the long-term contracts with governments are generally not observable, and consequently the Company uses the expected cost plus a reasonable margin approach to estimate a stand-alone selling price. The estimation of SSP requires the exercise of management judgement. The Company typically establishes SSP ranges for its products and services.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In some governmental contracts, the Company is also required to supply equipment (e.g., tablets) which are distinct and are accounted for as separate performance obligations. The Company determines SSP for such equipment based on observable market data. Revenues related to equipment performance obligation are recognized at a point in time upon delivery of the equipment.

Revenues from contracts relating to the design, development, integration or manufacture of complex equipment or technology platforms to a buyer’s specification (or to provide services related to the performance of such contracts) are generally recognized over time because of continuous transfer of control to the customer. This continuous transfer of control to the customer is usually based on the facts that the Company has the right to payment for the performance completed to date and the underlying asset has no alternative use according to ASC 606. The Company generally uses the cost-to-cost measure of progress for these contracts. The Company believes that cost-to-cost measure of progress is an appropriate measure of progress towards satisfaction of the performance obligation since this measure reasonably depicts the progress of the work efforts. Accounting for contracts under which continuous transfer of control to the customer occurs, as described above, involves the use of various techniques to estimate total contract revenue and performance costs.

The Company estimates the profit on a contract as the difference between the total estimated transaction price and the total expected performance costs of the contract and recognizes revenue and incurred costs over the life of the contract. Changes to performance cost estimates under a contract may occur in a situation where: (a) identified contract risks cannot be resolved within the cost estimates included in a contract's estimated at completion (“EAC”); or (b) new or unforeseen risks or changes in the performance cost estimates must be incorporated into the contract's EAC. Changes in estimated revenues and/or estimated project costs which are related to an existing performance obligation, and that are not distinct from those goods and services already provided, and therefore form part of single performance obligation, are recorded in the period the change is reasonably determinable, with the full amount of the inception-to-date effect of such changes recorded in such period on a "cumulative catch-up" basis. When total cost estimates for these types of arrangements exceed revenues, the total estimated losses are recognized immediately. Significant judgment is required when estimating total labor effort and progress to completion on these arrangements, as well as whether a loss is expected to be incurred on the project. If any of the above factors were to change, or if different assumptions were used in estimating progress cost and measuring progress towards completion, it is possible that materially different amounts would be reported in the Company’s consolidated financial statements.

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

The Company recognizes a liability for these payments in excess of revenues recognized and presents it as liabilities on the consolidated balance sheets. These payments are typically not considered as significant financing components.

In addition, the Company has elected to apply the practical expedient for the financing component for transactions in which the difference between the payment date and the revenue recognition timing is up to 12 months.

Amounts recognized as revenue and which the Company has unconditional right to receive payments are classified as trade receivables in the consolidated balance sheets.

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

The Company pays sales commissions to external sales agents and to its sales and marketing personnel based on their attainment of certain predetermined sales goals. Sales commissions are typically considered incremental and recoverable costs of obtaining a contract with a customer. Incremental and recoverable sales commissions are capitalized and amortized upon recognition of the related revenues, consistently with the transfer to the customer of the goods or services to which they relate. Expenses related to these costs are mostly included in selling and marketing expenses in the consolidated statements of income (loss). Such expenses during the years ended December 31, 2024, 2023 and 2022 were $2,099, $3,330, and $3,078, respectively. The capitalized balances related to these costs as of December 31, 2024 and 2023 were $1,755 and $2,383, respectively.

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

Warranty provisions amounted to $1,139 and $1,955 as of December 31, 2024 and 2023, respectively.

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

Based on the Company's product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working models and the point at which the products are ready for general release have been insignificant. Therefore, all research and development costs have been expensed as incurred.

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

Research and development grants deducted from research and development expenses amounted to $2,461, $1,043 and $641 for the years ended December 31, 2024, 2023 and 2022, respectively.

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

The Company accounts for taxes on income in accordance with ASC 740, "Income Taxes" ("ASC 740"). ASC 740 prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on temporary differences between the financial reporting and the tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that a portion or all of the deferred tax assets will not be realized.

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

As of December 31, 2024 and 2023, the majority of the Company's cash and cash equivalents are invested in dollars with major banks in Israel and the United States.

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

The Company estimates expected credit losses based upon its assessment of various factors, including historical experience, the age of the accounts receivable balances, the credit quality of its customers, current and future economic conditions and other factors that may affect the Company’s ability to collect from customers.

The Company has recorded net expenses from expected credit losses in the amount of $151 and recorded net income of $69 and $9 for the years ended December 31, 2024, 2023 and 2022, respectively.

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

Severance pay expenses for the years ended December 31, 2024, 2023 and 2022, amounted to $3,889, $3,403 and $3,107, respectively.

401(k) profit sharing plans:

The Company has a number of savings plans in the United States that qualify under Section 401(k) of the current Internal Revenue Code as a "safe harbor" plan. The Company makes a mandatory contribution to the 401(k) plan to satisfy certain non-discrimination requirements under the Internal Revenue Code. This mandatory contribution is made to all eligible employees. The contribution costs for all the plans were $916, $631 and $603 for the years ended December 31, 2024, 2023 and 2022, respectively.

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

The following tables show the components of accumulated other comprehensive income (loss), as of December 31, 2024 and 2023:

	December 31, 2024
	Foreign currency translation adjustments	Unrealized gains on cash flow hedges	Total

Beginning balance	$(5,995)	$680	$(5,315)

Other comprehensive loss before reclassifications	(1,193)	565	(628)
Amounts reclassified from accumulated other comprehensive income	-	(177)	(177)

Net current-period other comprehensive income	(1,193)	388	(805)

Ending balance	$(7,188)	$1,068	$(6,120)

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	December 31, 2023
	Foreign currency translation adjustments	Unrealized gains (losses) on cash flow hedges	Total

Beginning balance	$(6,212)	$(635)	$(6,847)

Other comprehensive loss before reclassifications	217	(1,290)	(1,073)
Amounts reclassified from accumulated other comprehensive loss	-	2,605	2,605

Net current-period other comprehensive income	217	1,315	1,532

Ending balance	$(5,995)	$680	$(5,315)

z.	Leases:

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

Contingent consideration payments in business combination are accounted for as liabilities under ASC 815, "Derivatives and Hedging". These liabilities are carried at fair value, which was estimated by applying a probability-based model. The contingent consideration liabilities are recorded at fair value at the end of each reporting period with changes in estimated fair values recorded in Other operating expenses (income), net in the consolidated statements of income (loss).

ab.	Recently issued and adopted accounting pronouncement:

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

The amendments are required to be applied retrospectively to all prior periods presented in the Company’s consolidated financial statements. The Company adopted this guidance for its annual period beginning January 1, 2024, retrospectively. See Note 15 for further information.

ac.	Recently issued accounting pronouncements – not yet adopted:

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

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 3:-	INVENTORIES

a.	Inventories are comprised of the following:

	December 31,
	2024	2023

Raw materials, parts and supplies	$16,291	$11,993
Work in progress and assembled raw materials	10,335	9,392
Finished products	12,264	17,140

	$38,890	$38,525

b.	Inventory net write-offs amounted to $2,612, $3,674 and $2,805 for the years ended December 31, 2024, 2023 and 2022, respectively.

NOTE 4:-	PROPERTY AND EQUIPMENT, NET

a.	Property and equipment, net is comprised of the following:

	December 31,
	2024	2023
Cost:

Buildings and land	$84,022	$83,775
Computers, software and electronic equipment	67,627	64,262
Network equipment	39,739	39,473
Office furniture and equipment	4,165	4,108
Vehicles	299	299
Leasehold improvements	2,624	2,784

	198,476	194,701
Accumulated depreciation	(127,642)	(120,386)

Depreciated cost	$70,834	$74,315

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 4:-	PROPERTY AND EQUIPMENT, NET (Cont.)

b.	Depreciation expenses amounted to $10,177, $12,690 and $11,277 for the years ended December 31, 2024, 2023 and 2022, respectively.

c.
The Company leases part of its buildings as office space to others. The gross income generated from such leases amounted to approximately $5,141, $5,401 and $5,448 for the years ended December 31, 2024, 2023 and 2022, respectively. These amounts do not include the corresponding offsetting expenses related to this income.

d.	During the year ended December 31, 2022, the Company sold a property in Germany previously classified as held for sale and recorded a $771 impairment in the consolidated statements of income (loss).

e.	During the year ended December 31, 2023, the Company sold a property in Bulgaria for $2,168 and recognized a $2,084 capital gain under Other operating expenses (income), net

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 5:-	DEFERRED REVENUES

Deferred revenues as of December 31, 2024 and 2023 were $11,504 and $15,700, respectively, and primarily relate to revenues that are recognized over time for service contracts. Approximately $8,578 out of the balance as of December 31, 2023 was recognized as revenues during the year ended December 31, 2024.

The balance of deferred revenues approximates the aggregate amount of the billed and collected amount allocated to the unsatisfied performance obligations at the end of reporting period.

The aggregate estimated amount of the transaction price allocated to performance obligations from contracts with customers that have an original expected duration of more than one year and that are unsatisfied (or partially unsatisfied) as of December 31, 2024 is approximately $293,000. Such unsatisfied performance obligations, other than for large scale governmental projects (expected to be recognized over periods of approximately 5-11 years), principally relate to contracts in which the Company committed to provide customer care services, extended warranty on equipment delivered to its customers or other services for an original period of more than one year. As of December 31, 2024, the Company expects to recognize approximately 74% of its remaining performance obligations as revenue within the next 3 years, with the remainder recognized over a period of approximately 4-11 years.

The Company elected to use the practical expedient of not disclosing transaction prices allocated to performance obligations that are unsatisfied (or partially unsatisfied) as of the end of the reporting period, that are part of contracts with an original expected duration of one year or less.

NOTE 6:-	INTANGIBLE ASSETS, NET

a.	Intangible assets, net are comprised of the following:
	December 31,
	2024	2023
Original amounts:

Technology	$43,697	$43,697
Customer relationships	15,388	15,388
Marketing rights and patents	3,421	3,421
Backlog	2,564	2,564
Trademark	1,775	1,775

	66,845	66,845
Accumulated amortization:

Technology	(42,671)	(42,523)
Customer relationships	(5,285)	(4,557)
Marketing rights and patents	(3,421)	(3,301)
Backlog	(2,410)	(398)
Trademark	(133)	(15)
	(53,920)	(50,794)

	$12,925	$16,051

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 6:-	INTANGIBLE ASSETS, NET (Cont.)

b.	Amortization expenses amounted to $3,126, $712 and $331 for the years ended December 31, 2024, 2023 and 2022, respectively.

c.	Estimated amortization expenses for the following years are as follows:
Year ending December 31,

2025	1,150
2026	996
2027	996
2028	996
2029 onwards	8,787

$12,925

NOTE 7:-	GOODWILL

 The following table represents the changes in goodwill per operating segment:

	Satellite Networks	Integrated Solutions	Total

Balance as of December 31, 2023 *)	$30,188	$24,552	$54,740
Measurement period adjustments (see Note 17)	(2,246)	-	(2,246)
Balance as of December 31, 2024 *)	$27,942	$24,552	$52,494

*) Net of accumulated impairment losses of $62,179.

During the year ended December 31, 2024, the Company recorded measurement period adjustments that decreased goodwill by $2,246. See Note 17.

In the years ended December 31, 2024, 2023 and 2022, the Company performed assessments to continue supporting its conclusion that no impairment of goodwill was required for any of its reporting units

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 8:-	COMMITMENTS AND CONTINGENCIES

a.	Commitments with respect to space segment services:

The Company provides its customers with space segment capacity services, which are purchased from third parties. Future minimum payments due for space segment services to be rendered subsequent to December 31, 2024, are as follows:

2025	5,051
2026	2,583
2027	224
$7,858

Space segment services expenses during the years ended December 31, 2024, 2023 and 2022 were $5,153, $7,107 and $7,395, respectively.

b.
In 2024 and 2023, the Company's primary material purchase commitments were with inventory suppliers. The Company's material inventory purchase commitments are based on purchase orders, or on outstanding agreements with some of the Company's suppliers of inventory. As of December 31, 2024 and 2023, the Company's major outstanding inventory purchase commitments amounted to $31,001 and $47,417, respectively, all of which were orders placed or commitments made in the ordinary course of its business. As of December 31, 2024 and 2023, $24,720 and $31,798, respectively, of these orders and commitments were from suppliers which can be considered sole or limited in number.

c.	Royalty commitments:

1.
Certain of the Company’s research and development programs funded by the Israel Innovation Authority ("IIA"), formerly known as the Office of the Chief Scientist of the Ministry of Economy of the Government of Israel, are royalty bearing programs. Sales of products developed as a result of such programs are subject to payment of royalties to the IIA.

The royalty payments are at a rate of 3% to 5% based on the sales of the Company, up to full repayment of 100% of the grants received from the IIA linked to the dollar plus payment of interest at a rate equal to the twelve-month LIBOR. The obligation to pay these royalties is contingent upon actual sales of the products and services, and in the absence of such sales, no payment is required. In addition, the Company received grants which are non-royalty bearing. The technology developed with the funding provided by these grants (which is embodied in the Company’s products) may not be transferred, without appropriate governmental approvals. Such approvals, if granted, may involve penalties payable to the Israeli authorities as well as increased royalty payments to the Innovation Authority for royalty-bearing programs. The Company recorded income from IIA grants for the years ended December 31, 2024, 2023 and 2022 in the amount of $2,461, $1,043 and $418, respectively.

As of December 31, 2024, the Company had a contingent liability to pay royalties in the amount of approximately $1,494.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 8:-	COMMITMENTS AND CONTINGENCIES (Cont.)

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

As of December 31, 2024, the Company had a contingent liability to pay royalties in the amount of approximately $398.

d.	Litigation:

1.
In 2003, the Brazilian tax authority filed a claim against the Company’s inactive subsidiary in Brazil, SPC International Ltda, for the payment of taxes allegedly due from the subsidiary. After numerous hearings and appeals at various appellate levels in Brazil, the Supreme Court ruled against the subsidiary in final non-appealable decisions published in June 2017. As of December 31, 2024, the total amount of this claim, including interest, penalties and legal fees is approximately $ 6,257, of which approximately $653 is the principal. The Brazilian tax authorities initiated foreclosure proceedings against the subsidiary and certain of its former managers. The foreclosure proceedings against the former managers were cancelled by court in a final and not appealable decision issued in July 2017. While foreclosure and other collection proceedings are pending against the subsidiary, based on Brazilian external counsel’s opinion, the Company believes that the subsidiary has solid arguments to sustain its position that further collection proceedings and inclusion of any additional co-obligors in the tax foreclosure certificate are barred due to statute of limitation and that the foreclosure procedures cannot legally be redirected to other group entities and managers who were not initially cited in the foreclosure proceeding due to the passage of the statute of limitation. Accordingly, the Company believes that the chances that such redirection will lead to a loss recognition are remote.

2.
In 2014, the Company’s Peruvian subsidiary, Gilat To Home Peru S.A. (“GTH Peru”) initiated arbitration proceedings in Lima against the Ministry of Transport and Communications of Peru (“MTC”), and the National Telecommunications Program of Peru (“PRONATEL”). The arbitration was related to the PRONATEL projects awarded to GTH Peru in 2000-2001. Under these projects, GTH Peru provided fixed public telephony services in rural areas of Peru. The Company’s subsidiary’s main claim was related to damages caused by the promotion of mobile telephony in such areas by the Peruvian government in the years 2011-2015. In June 2018, the arbitration tribunal issued an arbitration award ordering MTC and PRONATEL to pay to GTH Peru approximately $13,500. The arbitration award in favor of GTH Peru was confirmed by the Peruvian Superior Court, which ordered MTC and PRONATEL in November 2020 to pay the arbitration-award amount.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 8:-	COMMITMENTS AND CONTINGENCIES (Cont.)

Following the Superior Court’s decision, PRONATEL requested a constitutional protection writ (constitutional amparo), and GTH Peru has initiated collection procedures against MTC and PRONATEL. In 2024 and 2023 GTH Peru received payments of approximately $10,629 and $3,213, respectively. These amounts were recognized as income under "Other operating expenses (income), net" in the consolidated statements of income (loss) for the years ended December 31, 2024 and 2023, respectively. See Note 14.

3.
In October 2019, GTH Peru initiated additional arbitration proceedings against MTC and PRONATEL based on similar grounds for the years 2015-2019. In June 2022, the arbitration tribunal issued an arbitration award ordering MTC and PRONATEL to pay GTH Peru approximately $15,000. In September 2022 MTC filed an annulment action against the award and in parallel, in October 2022, GTH Peru, initiated an enforcement process for collection of the awarded amount. The Company recognized an expense of $251, due to legal success fees, under "Other operating expenses (income), net" in the consolidated statements of income (loss) for the year ended December 31, 2023. The arbitration award in favor of GTH Peru was confirmed by the Peruvian Superior Court, which ordered MTC and PRONATEL to pay the arbitration-award amount. Following the Superior Court’s decision, PRONATEL requested a constitutional protection writ (constitutional amparo), and GTH Peru has initiated collection procedures against MTC and PRONATEL. In 2024, GTH Peru received the first payment of approximately $3,093, which was recognized as income under "Other operating expenses (income), net" in the consolidated statements of income (loss) for the year ended December 31, 2024. See Note 14.

4.
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

The Company guarantees its performance to certain customers, mainly through bank guarantees, surety bonds and corporate guarantees. Such guarantees are often required for the Company's performance during the installation and operational periods. The guarantees typically expire when certain operational milestones are met.

As of December 31, 2024, the aggregate amount of financial guarantees outstanding to secure the Company's various obligations, was approximately $75,800, including an aggregate of approximately $71,000 related to the Company’s business in Peru. To secure these guarantees, the Company provided a floating charge on its assets as well as other pledges, including a fixed pledge, on certain assets and property. In addition, the Company has approximately $817 of restricted cash to secure some of those guarantees.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 8:-	COMMITMENTS AND CONTINGENCIES (Cont.)

Under the arrangements with banks that provide credit line for guarantees, the Company is required to observe certain conditions. As of December 31, 2024, the Company follows these conditions. The Company’s credit and guarantee agreements also contain various restrictions and limitations that may impact the Company. These restrictions and limitations relate to incurrence of indebtedness, contingent obligations, negative pledges, liens, mergers and acquisitions, change of control, asset sales, dividends and distributions, redemption or repurchase of equity interests and certain debt payments. The agreements also stipulate a floating charge on Company’s assets to secure the fulfillment of Company’s obligations to banks as well as other pledges, including a fixed pledge, on certain assets and property.

All the above guarantees are performance guarantees for the Company's own performance, in accordance with ASC 460, "Guarantees" ("ASC 460"), such guarantees are excluded from the scope of ASC 460. The Company has not recorded any liability for such amounts, since the Company expects that its performance will be acceptable. To date, no performance guarantees have been exercised against the Company.

NOTE 9:-	LEASES

The Company entered into various non-cancelable operating lease agreements for certain of their offices, facilities and equipment, expiring between 2024 and 2031. Components of operating lease expense were as follows:

	Year ended December 31,
	2024	2023	2022

Operating lease expenses *)	$2,984	$2,714	$2,054
Short-term lease expenses	515	560	355
Total lease expenses	$3,499	$3,274	$2,409

 *) Operating lease expenses were mainly paid in cash during the years ended December 31, 2024, 2023 and 2022.

As of December 31, 2024 and 2023, the Company’s operating leases had a weighted average remaining lease term of 3.37 and 2.12 years, respectively, and a weighted average discount rate of 5.18% and 5.34%, respectively.

Future lease payments under operating leases as of December 31, 2024 are as follows:

2025	2,702
2026	2,035
2027	825
2028	735
2029 Onwards	784
Total future lease payments	7,081
Imputed interest	(510)
Total lease liability balance	$6,571

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 10:-	DERIVATIVE INSTRUMENTS

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

The Company recognized losses (gain) related to derivative instruments, within payroll expenses, included under Cost of revenues and Operating expenses in the consolidated statements of income (loss) of ($177), $2,605 and $2,162 for the years ended December 31, 2024, 2023 and 2022, respectively. The notional amounts of hedging contracts were $32,021 and $24,267 as of December 31, 2024 and December 31, 2023, respectively.

The fair value of derivative instruments in the consolidated balance sheets, which are presented under Other current assets amounted to $1,068 and $680 as of December 31, 2024 and December 31, 2023, respectively.

The estimated net amount of the existing profit that is reported in accumulated other comprehensive income as of December 31, 2024 that is expected to be reclassified into consolidated statement of income (loss) within the next twelve months is $1,068.

NOTE 11:-	SHAREHOLDERS' EQUITY

a.	Share capital:

Ordinary shares confer upon their holders voting rights, the right to receive cash dividends and the right to share in excess assets upon liquidation of the Company.

b.	Stock option plans:

Description of plans:

In October 2008, the Company's Board of Directors adopted the 2008 Stock Incentive Plan (the "2008 Plan") with 1,000,000 shares or stock options available for grant and a sub-plan to enable qualified optionees certain tax benefits under the Israeli Income Tax Ordinance. Among the incentives that may be adopted are stock options, performance share awards, performance share unit awards, restricted shares, RSUs awards and other stock-based awards. During the years commencing in 2010 and through December 31, 2024, the Company's Board of Directors approved, in the aggregate, an increase of 11,047,611 shares to the number of shares available for grant under the 2008 Plan, bringing the total number of shares available for grant to 12,047,611. As of December 31, 2024, 918,125 shares were available for future grants under the 2008 Plan.

The options granted under the 2008 Plan to the Company’s employees generally vest over a four-year period. The options granted under the 2008 Plan to the Company’s directors generally vest ratably each quarter over a three-year period except in the case of the grant to the Company’s Chairman of the Board of Directors, in which the options vest ratably each quarter over a four-year period.

In February 2019, the 2008 Plan was amended to include a dividend adjustment, reducing the exercise price of outstanding share options by the cash dividend paid per share unless otherwise resolved by the Board. The amendment also allows the administering committee to apply a “net exercise” method, while withholding a portion of shares based on a specified formula.

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

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 11:-	SHAREHOLDERS' EQUITY (Cont.)

Options granted to employees and directors:

The fair value of the Company's stock options granted in the years ended December 31, 2024, 2023 and 2022 was estimated using the following weighted average assumptions:

	Year ended December 31,
	2024	2023	2022

Risk free interest	3.85%-4.56%	3.57%-4.58%	1.41%-4.15%
Dividend yields	0%	0%	0%
Volatility	47.75%-49.00%	52.77%-53.87%	51.45%-52.95%
Expected term (in years)	3.82-3.83	3.85-3.92	3.92-4.00

A summary of employees’ and directors’ option balances under the 2008 Plan as of December 31, 2024 and changes during the year then ended are as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value (in thousands)

Outstanding as of January 1, 2024	5,679,775	$6.9	4.2	$817

Granted	355,000	$5.6
Exercised	(76,875)	$6.4
Forfeited and cancelled	(667,275)	$9.1

Outstanding as of December 31, 2024	5,290,625	$6.6	3.6	$1,060

Exercisable as of December 31, 2024	2,203,333	$6.9	2.8	$268

The weighted-average grant-date fair value of options granted during the years ended December 31, 2024, 2023 and 2022 were $2.14, $2.50 and $3.08, respectively.

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing stock price and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on that date. These amounts changed based on the fair market value of the Company's stock. Total intrinsic value of options exercised for the years ended December 31, 2024, 2023 and 2022 was $6, $104 and $565, respectively.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 11:-	SHAREHOLDERS' EQUITY (Cont.)

Additional stock-based compensation data:

As of December 31, 2024, there was $5,283 of unrecognized compensation costs related to non-vested stock-based compensation arrangements granted under the 2008 Plan. The cost is expected to be recognized over a weighted-average period of 2.32 years.

c.
As part of DataPath Inc. (“DPI”) acquisition (see Note 17), the Company issued ordinary shares and may issue additional ordinary shares in the future if certain criteria are met. For additional details, see Note 17.

d.
During the years ended December 31, 2024, 2023 and 2022, the stock-based compensation expenses, including with respect to the Service Based Earn-Out and the Additional Earn-Out Consideration as defined in Note 17, were recognized in the consolidated statement of income (loss) in the following line items:

	Year ended December 31,
	2024	2023	2022

Cost of revenues of products	$214	$185	$147
Cost of revenues of services	304	222	146
Research and development expenses, net	674	654	427
Selling and marketing expenses	611	417	456
General and administrative expenses	4,923	1,945	1,044

	$6,726	$3,423	$2,220

e.	Dividends:

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

Generally, income of Israeli companies is subject to corporate tax. The corporate tax rate in Israel was 23% in 2024, 2023 and 2022.

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

Income from sources other than a Benefitted Enterprise during the benefit period is subject to tax at the regular corporate tax rate (23% in 2024, 2023 and 2022).

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

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

An amendment from December 2016 prescribes special tax tracks for technological enterprises. The new tax tracks under the amendment are as follows:

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

Non-Israeli subsidiaries are taxed according to the tax laws in their respective domiciles of residence. The Company has not made any provisions relating to undistributed earnings of the Company's foreign subsidiaries since the Company has no future plans to distribute such earnings. If earnings are distributed to Israel in the form of dividends or otherwise, the Company may be subject to additional Israeli taxes on income (subject to an adjustment for foreign tax credits) and foreign withholding taxes. As of December 31, 2024, the amount of undistributed earnings of non-Israeli subsidiaries, which is considered indefinitely reinvested, was $3,839 with a corresponding unrecognized deferred tax liability of $589.

c.	Carryforward tax losses and credits:

As of December 31, 2024, the Company had operating loss carryforwards for Israeli income tax purposes of approximately $24,647 which may be offset indefinitely against future taxable income.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

As of December 31, 2024 and 2023, the Company had capital loss carryforwards for Israeli tax purposes which may be offset indefinitely against future capital gains. the Company doesn’t expect future utilization of such carry forwards losses and accordingly records full valuation allowance.

As of December 31, 2024, the Company's U.S. subsidiaries had approximately $1,878 of carryforward tax losses for Federal tax purposes and $10,045 of carryforward tax losses for state tax purposes, which can be utilized up to 20 years since incurred, with expiration commencing in 2028. The U.S subsidiaries had R&D credits carryforwards for federal tax purposes of approximately $2,346 and for state tax purposes of approximately $5,466.

The Company has carryforward tax losses relating to other subsidiaries in Europe and South America of approximately $41,671 (which can be utilized indefinitely) and $48,303 ($42,535 can be utilized up to 4 years since incurred, with expiration commencing in 2025, and the remaining $5,768 can be utilized in part for up to 12 years and in part indefinitely), as of December 31, 2024, respectively.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

d.	Deferred taxes:

Significant components of the Company's deferred tax liabilities and assets are as follows:

		December 31,
		2024	2023
1.	Provided in respect of the following:
	Gross deferred tax assets:
	Carryforward tax losses and credits *) **)	$34,030	$35,636
	Property, equipment and intangibles	28,645	29,055
	Inventory accrual	2,268	1,460
	Vacation accrual	662	686
	Supplementary tax advances	1,530	1,274
	Deferred revenues	-	193
	Research and development costs	7,056	5,167
	Other temporary differences	883	1,860

	Gross deferred tax assets	75,074	75,331

	Valuation allowance	(57,667)	(56,491)

	Net deferred tax assets	17,407	18,840

	Gross deferred tax liabilities:
	Property, equipment and intangibles	(5,511)	(7,042)
	Other temporary differences	-	(314)

	Gross deferred tax liabilities	(5,511)	(7,356)

	Net deferred tax assets	$11,896	$11,484

*)	The amounts are presented after reduction for unrecognized tax benefits of $3,241 and $2,860 as of December 31, 2024 and 2023, respectively.

**)	Excluding capital losses carryforwards, which are not part of the Company’s on-going business, and for which the Company records full valuation allowance, see Note 12c.

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

3.
During the year ended December 31, 2024, the Company increased valuation allowance by $1,176, resulting mainly from changes relating to carryforward tax losses and some temporary differences, as described above. The Company provided valuation allowance for a portion of the deferred taxes related to carryforward losses and other temporary differences that management believes are not more likely than not to be realized in the foreseeable future.

e.	Reconciling items between the statutory tax rate of the Company and the actual taxes on income:

	Year ended December 31,
	2024	2023	2022

Income before taxes on income, as reported in the consolidated statements of income (loss)	$29,201	$28,194	$7,135

Statutory tax rate	23.0%	23.0%	23.0%

Theoretical taxes on income	$6,716	$6,485	$1,641
Currency differences	1,324	(1,212)	621
Tax adjustment in respect of different tax rates	1,313	501	(883)
Changes in valuation allowance	1,176	322	1,999
Expiration of carryforward tax losses	4,033	2,814	1,517
Exempt subsidy income	(9,537)	(5,257)	(6,758)
Release of trapped earnings	-	-	12,880
Exempts income from arbitrations	(4,035)	(975)	-
Nondeductible expenses and other differences	3,362	2,012	2,046

	$4,352	$4,690	$13,063

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

f.	Taxes on income included in the consolidated statements of income (loss):

	Year ended December 31,
	2024	2023	2022

Current	$2,355	$2,380	$14,940
Deferred	1,997	2,310	(1,877)

	$4,352	$4,690	$13,063

	Year ended December 31,
	2024	2023	2022

Domestic	$4,385	$2,938	$12,154
Foreign	(33)	1,752	909

	$4,352	$4,690	$13,063

g.	Income (loss) before taxes on income:
	Year ended December 31,
	2024	2023	2022

Domestic	$13,207	$24,532	$(7,523)
Foreign	15,994	3,662	14,658

	$29,201	$28,194	$7,135

h.	Unrecognized tax benefits:

A reconciliation of the beginning and ending gross amount of unrecognized tax benefits is as follows:

	December 31,
	2024	2023

Balance at beginning of year	$3,397	$2,908
Increase (decrease) in tax positions for prior years, net	(221)	212
Increase in tax positions for current year	417	277

Balance at the end of year *)	$3,594	$3,397

*)
The amounts for the years ended December 31, 2024 and 2023 include $3,241 and $2,860, respectively, of unrecognized tax benefits which are presented as a reduction from deferred tax assets, see Note 12d.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

The unrecognized tax benefits included accrued penalties and interest of $116 and $114 as of December 31, 2024 and 2023, respectively. During the years ended December 31, 2024, 2023 and 2022, the Company recorded expense (income) of ($194), $194 and ($131) on the unrecognized tax benefits, respectively.

The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate of the Company for the year ended December 31, 2024 is $1,746.

i.
The Company and its subsidiaries file income tax returns in Israel and in other jurisdictions of its subsidiaries. The Company's Israeli tax assessments through 2019 are considered final. As of December 31, 2024, the tax returns of the Company’s main subsidiaries are still subject to audits by the tax authorities for the tax years 2019 through 2023.

NOTE 13:-	SUPPLEMENTARY CONSOLIDATED BALANCE SHEETS INFORMATION

a.	Other current assets are comprised of the following:

	December 31,
	2024	2023

Governmental authorities *)	$3,033	$3,186
Prepaid expenses	6,268	6,227
Deferred charges	4,510	8,320
Advance payments to suppliers	4,763	3,716
Other	3,389	2,850

	$21,963	$24,299

*) Under the provisions of the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) the Company was eligible for a refundable Employee Retention Credit subject to certain criteria. As of December 31, 2023, the Company had a $952 receivable balance from the United States government related to the CARES Act. During the year ended December 31, 2024 the entire outstanding amount was collected by the Company.

b.	Other current liabilities are comprised of the following:

	December 31,
	2024	2023

Payroll and related employee accruals	$14,192	$14,017
Governmental authorities	2,651	2,301
Holdback Amount (see Note 17)	800	-
Other	174	113
	$17,817	$16,431

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 13:-	SUPPLEMENTARY CONSOLIDATED BALANCE SHEETS INFORMATION (Cont.)

c.	Credit facility:

			December 31,
	Interest rate	Maturity	2024

Credit facility from bank:	U.S. Prime Plus 2.25%	2024	-

As of December 31, 2023, one of the Company’s subsidiaries had a revolving credit facility agreement with a U.S.-based bank. During the year ended December 31, 2024, the entire credit facility, in the amount of $7,453, was repaid.  The credit facility is presented under Short-term debt in the consolidated balance sheets.

d.	Long-term loan:

			December 31,
	Interest rate	Maturity	2024

Other loan:	14%	2026	$2,000

One of the Company’s subsidiaries has a loan agreement with one of its former shareholders. The carrying amount of the long-term loan approximates its fair value.

e.	Other long-term liabilities are comprised of the following:
	December 31,
	2024	2023

Earn-Out Consideration and Additional Earn-Out Consideration (see Note 17)	$10,400	$11,187
Holdback Amount (see Note 17)	-	795
Other	206	934

	$10,606	$12,916

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 14:-	SELECTED CONSOLIDATED STATEMENTS OF INCOME (LOSS) DATA

a.	Other operating expenses (income), net are comprised of the following:

	Year ended December 31,
	2024	2023	2022
Capital gain from disposal of property	$-	$(2,084)	$-
Income from arbitrations in Peru, net	(13,305)	(2,962)	-
Income from legal proceedings in the Philippines, net	-	(5,357)	-
Mergers and acquisitions related expenses	3,684	1,550	438
Indirect tax related expenses *)	3,349	-	-
Others, net	(479)	82	-
	$(6,751)	$(8,771)	$438

*) The Company recorded indirect tax-related expenses due to a change in projected revenue mix, which impacted the expected recoverability of an indirect tax asset, resulting in a write-off of the asset.

b.	Financial income (expenses), net are comprised of the following:

	Year ended December 31,
	2024	2023	2022
Income:

Interest on cash equivalents, short-term deposits and restricted cash	$4,350	$3,710	$980
Other	117	46	18

	4,467	3,756	998
Expenses:

Interest expenses	(501)	(232)	-
Exchange rate differences, net	(839)	(35)	(2,019)
Bank charges including guarantees	(1,578)	(1,581)	(1,752)
Revaluation of investment in a convertible debt	-	(1,401)	-
Other	(45)	(398)	(45)

	(2,963)	(3,647)	(3,816)

Total financial income (expenses), net	$1,504	$109	$(2,818)

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 14:-	SELECTED CONSOLIDATED STATEMENTS OF INCOME (LOSS) DATA (Cont.)

c.          Earnings (losses) per share:

The following table sets forth the computation of basic and diluted earnings (losses) per share:

1.	Numerator:

	Year ended December 31,
	2024	2023	2022

Net income (losses) available to holders of ordinary shares	$24,849	$23,504	$(5,928)

2.	Denominator:

	Year ended December 31,
	2024	2023	2022

Weighted average number of shares	57,016,920	56,668,999	56,591,994
Add - stock options	-	3,538	-

Denominator for diluted earnings (losses) per share - adjusted weighted average shares assuming exercise of stock options	57,016,920	56,672,537	56,591,994

The total number of potential shares related to the outstanding options excluded from the calculations of diluted earnings per share, as they would have been anti-dilutive, were 5,290,625, 5,676,237 and 3,441,644 for the years ended December 31, 2024, 2023 and 2022, respectively. In addition, the potential ordinary shares related to DPI’s acquisition (see Note 17), were also excluded from the calculations of diluted earnings per share, as they would have been anti-dilutive.

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

The Company operates in three operating segments, as follows:

•

Satellite Networks is focused on developing and supplying networks that are used as the platform that enables the latest satellite constellations of high throughput satellites ("HTS"), very high throughput satellites ("VHTS") and Non-GEO-Stationary Orbit ("NGSO") opportunities worldwide. The segment provides advanced broadband satellite communication networks and associated professional services and comprehensive turnkey solutions and managed satellite network services solutions. Segment’s customers are service providers, satellite operators, mobile network operators (“MNO”), Telcos, large enterprises, system integrators, defense, homeland security organizations and governments worldwide. Principal applications include IFC, cellular backhaul, maritime, social inclusion solutions, government, defense and enterprise networks and are driving meaningful partnerships with satellite operators to leverage the segment’s technology and breadth of services to deploy and operate the ground-based satellite communication networks. The segment’s product portfolio includes a leading satellite network platform with high-speed VSATs, high performance on-the-move antennas, BUCs and transceivers, as well as multi-band deployable ku/ka/x earth terminal (“DKET”) terminals, and durable, ultra-portable terminals for quick connectivity in remote locations.

•

Integrated Solutions is focused on developing, manufacturing and supplying products and solutions for mission-critical defense and broadcast satellite communications systems, advanced on-the-move and on-the-pause satellite communications equipment, systems and solutions, including airborne, ground-mobile satellite systems and solutions. The integrated solutions product portfolio comprises of leading high-efficiency, high-power solid state power amplifiers (“SSPA”), BUCs and transceivers with a field-proven, high-performance variety of frequency bands. The segment’s customers are satellite operators, IFC service providers, defense and homeland security system integrators, and NGSO gateway integrators.

•
Network Infrastructure and Services is focused on telecom operation and implementation of large-scale network projects in Peru. The segment provides terrestrial (fiber optic and wireless network) and satellite network construction and operation. The segment serves the Company’s customers through technology integration, managed networks and services, connectivity services, internet access and telephony over the segment’s networks. The segment implements projects using various technologies (including third party technology), mainly based on BOT and BOO contracts.

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

2.	Financial information relating to reportable operating segments:
	Year ended December 31, 2024
	Satellite Networks	Integrated Solutions	Network Infrastructure and Services	Total

Revenues	$198,174	$54,925	$52,349	$305,448
Cost of Revenues	114,018	38,220	39,879	192,117
Gross profit	84,156	16,705	12,470	113,331

Research and development expenses, net	28,684	9,452	-	38,136
Selling and marketing expenses	22,916	2,304	2,161	27,381
General and administrative expenses	15,243	4,765	6,860	26,868
Other operating expenses (income), net *)	1,877	631	(9,259)	(6,751)

Operating income (loss)	15,436	(447)	12,708	27,697
Financial income, net				1,504
Income before taxes on income				29,201
Taxes on income				(4,352)
Net income				$24,849

Depreciation and amortization expenses	$9,082	$2,712	$1,760	$13,554

	Year ended December 31, 2023
	Satellite Networks	Integrated Solutions	Network Infrastructure and Services	Total

Revenues	$168,527	$46,133	$51,430	$266,090
Cost of Revenues	79,984	34,651	46,510	161,145
Gross profit	88,543	11,482	4,920	104,945

Research and development expenses, net	30,415	10,758	-	41,173
Selling and marketing expenses	21,316	2,292	1,635	25,243
General and administrative expenses	6,818	5,231	7,166	19,215
Other operating income, net *)	(6,162)	-	(2,609)	(8,771)

Operating income (loss)	36,156	(6,799)	(1,272)	28,085
Financial income, net				109
Income before taxes on income				28,194
Taxes on income				(4,690)
Net income				$23,504

Depreciation and amortization expenses	$6,286	$3,124	$3,992	$13,402

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 15:-	CUSTOMERS, GEOGRAPHIC AND SEGMENT INFORMATION (Cont.)

		Year ended December 31, 2022
	Satellite Networks	Integrated Solutions	Network Infrastructure and Services	Unallocated	Total

Revenues	$120,381	$61,376	$58,083	$-	$239,840
Cost of Revenues	63,463	43,742	45,727	-	152,932
Gross profit	56,918	17,634	12,356	-	86,908
				-
Research and development expenses, net	26,045	9,595	-	-	35,640
Selling and marketing expenses	18,043	2,068	1,583	-	21,694
General and administrative expenses	7,068	5,212	6,132	-	18,412
Other operating expenses, net *)	438	-	-	-	438
Impairment of held for sale asset	-	-	-	771	771

Operating income (loss)	5,324	759	4,641	(771)	9,953
Financial expenses, net					(2,818)
Income before taxes on income					7,135
Taxes on income					(13,063)
Net loss					$(5,928)

Depreciation and amortization expenses	$5,009	$3,093	$3,506	$-	$11,608

*) See Note 14

b.	Geographic information: Revenues attributed to geographic areas, based on the location of the end customers and in accordance with ASC 280, are as follows:

	Year ended December 31,
	2024	2023	2022

United States	$145,780	$103,389	$96,954
Peru	52,383	53,187	58,251
Israel	15,386	4,074	2,570
Others	91,899	105,440	82,065

	$305,448	$266,090	$239,840

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 15:-	CUSTOMERS, GEOGRAPHIC AND SEGMENT INFORMATION (Cont.)

c.	The Company’s long-lived assets (property and equipment, net and operating lease right-of-use assets) are located as follows:

	December 31,
	2024	2023

Israel	$57,413	$59,141
United States	9,046	9,085
Peru	5,011	5,806
Others	5,920	5,388

	$77,390	$79,420

d.	The table below represents the revenues from major customers and their segments:

	Year ended December 31,
	2024	2023	2022
Customer A – Network Infrastructure and Services	15%	15%	21%
Customer B – Satellite Networks	12%	14%	*	)
Customer C – Satellite Networks	11%	15%	*	)

*) Less than 10%

Customer A is located in Peru, Customer B is located in the European Union and Customer C is located in the United States of America.

e.

Commencing January 1, 2025, as the Company increases its focus on the defense market segment and the IFC sectors as primary growth engines, the Company operates in three new operating segments as follows:

•
Gilat Defense Division: provides secure, rapid-deployment solutions for military organizations, government agencies, and defense integrators, with a strong focus on the U.S. Department of Defense resulting from the Company’s strategic acquisition of DataPath Inc. By integrating technologies from Gilat, Gilat DataPath, and Gilat Wavestream, the Gilat Defense Division delivers resilient battlefield connectivity with multiple layers of communication redundancy for high availability.

•
Gilat Commercial Division: provides advanced broadband satellite communication networks for IFC, Enterprise and Cellular Backhaul, supporting HTS, VHTS, and NGSO constellations with turnkey solutions for service providers, satellite operators, and enterprises. The Company’s acquisition of SBS (see Note 19) serves as the cornerstone of this division, strengthening the Company’s position in the IFC market and enabling the Company to provide cutting-edge connectivity solutions that meet the demands of passengers, airlines, and service providers worldwide.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 15:-	CUSTOMERS, GEOGRAPHIC AND SEGMENT INFORMATION (Cont.)

•
Gilat Peru Division: specializes in end-to-end telco solutions, including the operation and implementation of large-scale network projects. With expertise in terrestrial fiber optic, wireless, and satellite networks, the Gilat Peru Division provides technology integration, managed networks and services, connectivity solutions, and reliable internet and voice access across the region.

NOTE 16:-	RELATED PARTY BALANCES AND TRANSACTIONS

a.	In the past, the Company entered into a number of agreements with affiliates of the FIMI Opportunity Funds ("FIMI"), formerly the Company's largest shareholder.

b.
As of December 31, 2024 and 2023, FIMI held less than 5% of Company’s share capital and had no representatives on the Company’s board of directors. Accordingly, FIMI and its affiliates are not considered related parties of the Company as of December 31, 2024 and 2023, and during the years ended December 31, 2024 and 2023.

c.	The transactions with the Company’s related parties were approved by the Company’s Audit Committee and Board of Directors in accordance with the requirements of the Israeli Companies Law.

d.	Transactions with the related parties:

	Year ended December 31,
	2024			2023			2022

Cost of revenues of products	$	*	)	$	*	)	$134

Purchase of property and equipment and inventory	$	*	)	$	*	)	$100

*) Affiliates of FIMI were not considered related parties of the Company during the years ended December 31, 2024 and 2023.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 17:-	BUSINESS COMBINATION

In November 2023, the Company acquired DPI, a U.S. based expert systems integrator with a strong focus on the U.S. Department of Defense and the U.S. government sectors.

In accordance with the acquisition method of accounting, the total estimated purchase price consideration for the DPI acquisition was $19,231, subject to working capital adjustments, comprised of the following components:

i.	A closing payment totaling $2,461, made through the issuance of ordinary shares;
ii.	A deferred payment of $820 in ordinary shares, set to be issued as per the terms outlined in the purchase agreement (“Holdback Amount”),
iii.	$4,787 cash paid by the Company to partially settle DPI's outstanding debt and transaction costs,
iv.	$11,163 Contingent earn-out payments, to be settled using the Company's ordinary shares (“Earn-out Consideration”).

The Earn-out Consideration amounts are based on the financial results of DPI in each of the years ending December 31, 2024, 2025 and 2026 and have a maximum outcome of Company’s ordinary shares issuance to DPI’s seller of 2,419,755.

As of December 31, 2024 and 2023, the fair value of the Holdback Amount and Earn-out Consideration was $9,818 and $11,621, respectively. The Company estimated the fair value of the Earn-out Consideration by utilizing a Monte Carlo simulation and the fair value of the Holdback Amount by multiplying the market share price of the Company in the held-back amount of shares. Changes in the Holdback Amount and Earn-out Consideration fair value are recorded in the consolidated statements of income (loss) under Other operating expenses (income), net.

Additionally, the Company has committed to issuing up to 705,245 of the Company’s ordinary shares over approximately three years post-acquisition, contingent on continued service and achieving specified financial results (“Service Based Earn-Out”). The Service Based Earn-Out was classified as an equity grant and measured based on the Company's closing share price as of the acquisition date.

Moreover, if all earn-outs will be paid in full, and subject to other conditions, the seller of DPI will be entitled a one-time payment of $9,000 payable in the Company’s ordinary shares or cash, at the Company’s discretion under certain limitations (“Additional Earn-Out Consideration”). The Additional Earn-Out Consideration was classified as a liability grant. During the year ended December 31, 2024, the Company partially amended the Additional Earn-Out Consideration conditions under the purchase agreement with the former shareholders of DPI, modifying it to an amount in the range of $2,000-$9,000, conditioned upon meeting certain financial results. As of December 31, 2024 and 2023, the Company recognized a liability in the amount of $1,382 and $360, respectively, which was presented under Other long-term liabilities in its balance sheet.

For the years ended December 31, 2024 and 2023, the Company recognized expenses of $3,437 and $662, related to the Service-Based Earn-Out and the Additional Earn-Out Consideration, respectively.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 17:-	BUSINESS COMBINATION (Cont.)

As of December 31, 2024, there was $4,182 of unrecognized compensation cost related to the Service Based Earn-Out and the Additional Earn-Out Consideration. This amount is expected to be recognized over a period of two years.

The Company allocated the purchase price consideration to tangible and identified intangible assets acquired and liabilities assumed based on the estimates of their fair values (with the exception of exceptions in the purchase method such as contract assets, lease liabilities and assets, tax balances etc.), which were determined using generally accepted valuation techniques based on estimates and assumptions made by management at the time of the acquisition.

The following table summarizes the value of assets acquired and liabilities assumed as of the acquisition date:

Value
Cash and cash equivalents	680
Trade receivables and contract assets	7,547
Inventories	4,952
Other current assets	1,809
Identified intangible assets	16,454
Goodwill	9,026
Other long-term assets	2,139
Total assets acquired	42,607

Credit facility	9,043
Other current liabilities	9,182
Deferred taxes, net	1,873
Long-term loan	2,000
Other long-term liabilities	1,278
Total liabilities assumed	23,376

Total purchase price consideration	19,231

Goodwill represents the purchase price consideration paid in excess of the net tangible and intangible assets acquired, and is attributable primarily to expected synergies, economies of scale and the assembled workforce of DPI, etc. Goodwill is allocated to the Satellite Networks operating segment and is not deductible for income tax purposes.

During the year ended December 31, 2024, the Company finalized measurement period adjustments related to its deferred taxes, which were recorded to reflect facts and circumstances that existed as of the acquisition date. These adjustments decreased the goodwill balance by $2,246 to $9,026.

The Company’s review of the purchase price allocation was completed during the year ended December 31, 2024.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 17:-	BUSINESS COMBINATION (Cont.)

The following table summarizes the estimate of the identified intangible assets and their estimated useful lives as of the acquisition date:

	Fair Value	Average expected useful life
Customer relationships	10,922	15 years
Technology	1,193	8 years
Trademark	1,775	15 years
Backlog	2,564	1.25 years
	16,454

The stand-alone results of operations of DPI have been included in the consolidated financial statements since the acquisition date. DPI’s revenue and net income included in the Company’s consolidated statement of income (loss) from the acquisition date through December 31, 2023 were $6,194 and $479, respectively.

The following unaudited pro forma combined financial information table presents the results of operations of the Company and DPI as if the acquisition of DPI has been completed on January 1, 2022. The unaudited pro forma financial information includes adjustments primarily related to amortization of the acquired intangible assets, neutralization of transaction costs, recognition of retention bonuses, recognition of share-based compensation associated with issuance of stock options to DPI’s key employees and with the Service Based Earn-Out and the Additional Earn-Out Consideration, which are subject to continued service, as noted above. In addition, the unaudited pro forma financial information assumes no change in the fair value of the Holdback Amount and the Earn-out Consideration.

The unaudited pro forma results have been prepared for illustrative purposes only and are not necessarily indicative of what the actual results of operations of the Company and DPI, combined, would have been due to any synergies, economies of scale, the assembled workforce of DPI, etc.

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

In 2022, the Company invested in the convertible debt of a Canadian company. The Company elected to measure the convertible debt at fair value with changes in fair value recognized in financial income (expenses), net in the consolidated statement of income (loss). The fair value of the convertible debt is classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments. As of December 31, 2024 and 2023 the fair value of the convertible debt was determined to be zero. The Company recorded loss in the amount of $1,401 for the year ended December 31, 2023, related to revaluation of the convertible debt.

	December 31, 2024
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets:
Derivative assets	-	1,068	-	1,068

Total financial assets	$-	$1,068	$-	$1,068

Liabilities:
Holdback Amount	800	-	-	800
Earn-Out Consideration	-	-	9,018	9,018

Total financial liabilities	$800	$-	$9,018	$9,818

	December 31, 2023
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets:
Derivative assets	-	680	-	680

Total financial assets	$-	$680	$-	$680

Liabilities:
Holdback Amount	795	-	-	795
Earn-Out Consideration	-	-	10,826	10,826

Total financial liabilities	$795	$-	$10,826	$11,621

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 18:-	FAIR VALUE MEASURMENTS (Cont.)

The table below presents the changes in the Earn-Out Consideration which was classified as  Level 3 and measured at fair value on a recurring basis, in the year ended December 31, 2024:

Fair value at the beginning of the year	$10,826
Income from changes in fair value	(1,808)
Fair value at the end of the year	$9,018

The Company estimated the fair value of the Earn-out Consideration by utilizing a Monte Carlo simulation. The significant assumptions used in the model mainly relate to the projected revenues and adjusted EBITDA in the forecasted years, including revenue growth rate range of 13.0%-15.8% and adjusted EBITDA margin range of 13.7%-16.2%. Changes in the Earn-out Consideration fair value are recorded in the consolidated statements of income (loss) under Other operating expenses (income), net.

NOTE 19:-	SUBSEQUENT EVENTS

a.
On June 17, 2024, the Company entered into a Membership Interest Purchase Agreement with SBS, a leading U.S. based provider of next-generation SATCOM terminal solutions, and the owners of its membership interests, which was amended on December 11, 2024. Pursuant to the purchase agreement, the Company agreed to purchase 100% of the membership interests of SBS.

The acquisition was completed on January 6, 2025, and the initial closing cash payment of $98,000 ($108,000 as adjusted) was funded through a combination of existing cash resources, and approximately $60,000 three-year loan from a $100,000 new secured credit agreement that the Company entered into with HSBC Bank USA, NA and Bank Hapoalim B.M. The total consideration in connection with the acquisition may increase by up to an additional $147,000, payable in cash, subject to the achievement of future performance milestones.

The three-year loan bears interest at a rate of SOFR plus 2.75% to 3.5%. The credit agreement contains a number of covenants that, under certain circumstances, may limit the Company’s ability to, among other things, incur indebtedness, create liens, make investments, merge with other companies, dispose of assets, prepay other indebtedness and make dividends and other distributions. The loan matures on January 6, 2028.

Due to the transaction's timing, the initial accounting for the business combination is incomplete. As a result, the Company cannot yet disclose the amounts recognized for major assets and liabilities, including intangible assets and goodwill valuation. The purchase price allocation will be finalized within one year of the acquisition date.

b.	In February 2025, the Company has committed to investing up to $3,500 in Crosense, an early-stage startup developing drone detection and tracking technology.