Form 20-F
period 2025-12-31
GILAT SATELLITE NETWORKS LTD
filed 2026-03-16
CIK 897322

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

73,831,318 Ordinary Shares, NIS 0.20 nominal value per share
(as of December 31, 2025)

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Yes ☐    No ☒

This report on Form 20-F is being incorporated by reference into our Registration Statements on Form F-3 (Registration No. 333-289911) and on Form S-8 (Registration Nos. 333-180552, 333-187021, 333-204867, 333-210820, 333-217022, 333-221546, 333-223839, 333-231442, 333-236028, 333-253972, 333-255740, 333-264974, 333-278082, 333-286156, and 333-290006).

INTRODUCTION

 We are a leading global provider of satellite-based broadband communications. We design and manufacture ground-based satellite communications equipment and provide comprehensive secure end-to-end solutions, end-to-end services for mission-critical operations, powered by our innovative technology. Our portfolio includes a satellite network platform, Very Small Aperture Terminals, or VSATs, amplifiers, high-speed modems, high-performance on-the-move antennas, and high efficiency, high power Solid State Power Amplifiers, or SSPAs, Block Upconverters, or BUCs, and Transceivers. We develop and market ground-based satellite communications equipment.

Following our acquisitions of Stellar Blu Solutions LLC, or SBS, in January 2025 and DataPath Inc., or DataPath, in 2023, our portfolio also includes next-generation In-Flight Connectivity, or IFC, Satellite Communication, or SATCOM, terminal solutions and transportable and portable terminals for defense forces and field services. Our comprehensive solutions support multiple applications with a full portfolio of products to address key applications, including broadband internet access, cellular backhaul over satellite, enterprise, digital inclusion solutions, IFC, maritime, land mobility, defense, and public safety, all while meeting the most stringent service level requirements. We have a large installed base and currently operate hundreds of active networks. We have proven experience in delivering complex projects and services worldwide, in addition to providing managed networks and services through satellite and terrestrial networks. Moreover, we offer complete turnkey integrated solutions.

On June 17, 2024, we, through our Wavestream Corporation subsidiary, entered into a Membership Interest Purchase Agreement with Stellar Blu Solutions LLC, or SBS, a leading US-based provider of next-generation SATCOM terminal solutions, and the owners of its membership interests, which was amended on December 11, 2024. Pursuant to the purchase agreement, Wavestream agreed to purchase from the sellers 100% of the membership interests of SBS. The acquisition was completed on January 6, 2025, and the initial closing cash payment of $98 million ($108 million as adjusted) was funded through a combination of existing cash resources, and $60 million from a new secured credit agreement that we entered into with HSBC Bank USA, NA and Bank Hapoalim B.M., and that was fully repaid on December 30, 2025. Pursuant to the purchase agreement, the total cash consideration in connection with the acquisition could have originally increased by up to an additional $147 million payable in cash, subject to achievement of future performance milestones. Following the determination that the first and second performance milestones were not achieved, the remaining contingent consideration was adjusted in accordance with the purchase agreement. As a result, the total cash consideration in connection with the acquisition may increase by up to an additional $99 million, payable in cash, subject to the achievement of future performance milestones.

We have sales and support offices worldwide, two Network Operation Centers, or NOCs, and R&D centers in Israel, the U.S. and Europe. Our products are sold to communication service providers, satellite operators, Mobile Network Operators, or MNOs, and system integrators that use satellite communications to serve enterprise, digital inclusion solutions, government and residential users,  and system integrators that use our technology. Our solutions and services are also sold to defense and homeland security organizations. In addition, we provide services directly to end-users in various market segments, including in certain countries in Latin America.

From 2022 through 2024, we operated in three operating segments, Satellite Networks, Integrated Solutions and Network Infrastructure and Services.

Commencing January 1, 2025, as we increased our focus on the defense market segment and the IFC sector as primary growth engines, to better target the diverse and attractive end markets we serve, and to provide investors with greater insight into our business lines and strategic growth opportunities, we operate in three operating segments as follows:

Gilat Defense Division. Our Gilat Defense Division provides secure, rapid-deployment solutions for military organizations, government agencies, defense integrators, and other strategic governmental customers, with a strong focus on the U.S. Department of Defense resulting from our strategic acquisition of DataPath. By integrating technologies from Gilat, Gilat DataPath, and Gilat Wavestream, the Gilat Defense Division delivers resilient battlefield and mission-critical connectivity with multiple layers of communication redundancy for high availability.

Gilat Commercial Division. Our Gilat Commercial Division provides advanced broadband satellite communication networks for IFC, Enterprise, and Cellular Backhaul, supporting High Throughput Satellites, or HTS, Very High Throughput Satellites, or VHTS, and Non-Geostationary Satellite Orbit, or NGSO, constellations with turnkey solutions for service providers, satellite operators, and enterprises. Our acquisition of SBS, serves as the cornerstone of this division, strengthening our position in the IFC market and enabling us to provide cutting-edge connectivity solutions that meet the demands of passengers, airlines, and service providers worldwide.
i

Gilat Peru Division. Our Gilat Peru Division specializes in end-to-end telco solutions, including the operation and implementation of large-scale network projects. With expertise in terrestrial fiber optic, wireless, and satellite networks, the Gilat Peru Division provides technology integration, managed networks and services, connectivity solutions, and reliable internet and voice access across the region.

Our ordinary shares are traded on the NASDAQ Global Select Market and on the Tel Aviv Stock Exchange, or the TASE, under the symbol “GILT”. As used in this annual report, the terms “we”, “us”, “the company”, “Company”, “our company”, “Gilat” and “our” mean Gilat Satellite Networks Ltd. and its subsidiaries, unless otherwise indicated.

 “Gilat®” “SkyEdge®”, “Wavestream®”, “Raysat®”, “DataPath ®”, “Stellar Blu®” and other marks appearing in this annual report on Form 20-F are trademarks of our company and its subsidiaries. Other trademarks appearing in this annual report on Form 20-F are owned by their respective holders.

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

TABLE OF CONTENTS

PART I		1
ITEM 1:	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	1
ITEM 2:	OFFER STATISTICS AND EXPECTED TIMETABLE	1
ITEM 3:	KEY INFORMATION	1
A.	Reserved	1
B.	Capitalization and Indebtedness	1
C.	Reasons for the Offer and Use of Proceeds	1
D.	Risk Factors	1
ITEM 4:	INFORMATION ON THE COMPANY	17
A.	History and Development of the Company	17
B.	Business Overview	17
C.	Organizational Structure	26
D.	Property, Plants and Equipment	27
ITEM 4A:	UNRESOLVED STAFF COMMENTS	27
ITEM 5:	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	27
A.	Operating Results	27
B.	Liquidity and Capital Resources	32
C.	Research and Development	34
D.	Trend Information	35
E.	Critical Accounting Estimates	35
ITEM 6:	DIRECTORS AND SENIOR MANAGEMENT	36
A.	Directors and Senior Management	36
B.	Compensation of Directors and Officers	40
C.	Board Practices	42
D.	Employees	49
E.	Share Ownership	50

ITEM 7:	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	52
A.	Major Shareholders	52
B.	Related Party Transactions	54
C.	Interests of Experts and Counsel	54
ITEM 8:	FINANCIAL INFORMATION	54
ITEM 9:	THE OFFER AND LISTING	55
A.	Offer and Listing Details	55
B.	Plan of Distribution	56
C.	Markets	56
D.	Selling Shareholders	56
E.	Dilution	56
F.	Expense of the Issue	56
ITEM 10:	ADDITIONAL INFORMATION	56
A.	Share Capital	56
B.	Memorandum and Articles of Association	56
C.	Material Contracts	56
D.	Exchange Controls	57
E.	Taxation	57
F.	Dividend and Paying Agents	65
G.	Statement by Experts	65
H.	Documents on Display	65
I.	Subsidiary Information	66
ITEM 11:	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	66
ITEM 12:	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	66
PART II		66
ITEM 13:	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	66
ITEM 14:	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	66
ITEM 15:	CONTROLS AND PROCEDURES	67

v

PART I

ITEM 1:	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

ITEM 2:	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3:	KEY INFORMATION

A.	Reserved

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Investing in our ordinary shares involves a high degree of risk and uncertainty. You should carefully consider the risks and uncertainties described below before investing in our ordinary shares. If any of the following risks actually occur, our business, prospects, financial condition, and results of operations could be materially harmed. In that case, the value of our ordinary shares could decline substantially, and you could lose all or part of your investment. These risks include, but are not limited to, the following:

Risks Relating to Our Business and Our Market

A significant portion of our 2025 revenue was attributable to a small number of customers.

We depend on a limited number of customers for a significant portion of our revenue, and the loss of any such customer, or a reduction in purchases, could materially adversely affect our business, financial condition, and results of operations. This customer concentration risk increased in 2025 following the acquisition of our major U.S. satellite telecommunications customer by our major European satellite telecommunications customer. In 2025, a significant portion of our revenue was attributable to the major European customer, the major U.S. customer, and the Peruvian customer, PRONATEL. Sales to PRONATEL, to the European customer, and to the U.S. customer accounted for approximately 14%, 24%, and 20% of our revenue for the year ended December 31, 2025, respectively, with sales to the U.S. customer attributable to the period prior to the acquisition. Collectively, the European and the U.S. customers accounted for approximately 44% of our revenue in 2025.

If we fail to deliver in a timely manner upon any of our large contracts or if any of these or other large customers were to terminate their existing contracts with us or substantially reduce the services or quantity of products they purchase from us, our revenues and operating results could be materially adversely affected.

A failure to deliver on our large-scale projects in a timely and cost-effective manner, or a delay in collecting payments due to us in connection with any such projects, could have a significant adverse impact on our operating results.

We have been awarded a number of large-scale projects by our customers, including foreign governments, such as the Peruvian PRONATEL Regional Projects in 2015 and in 2018, and the recent 2025 upgrade project of Regional Broadband Infrastructure, as well as contracts with a major U.S. satellite telecommunication company, and with a large U.S. system integrator and a government-owned Telco. As a result of the acquisition of SBS, we have increased the number of large-scale projects with an existing major U.S. satellite telecommunication customer, which recently completed its merger with a major European telecommunications customer. While we have successfully implemented large-scale network infrastructure projects and operations, PRONATEL Regional Projects, as well as other projects, are complex and require third-party cooperation. Additionally, the delivery of our large-scale projects requires us to invest significant funds in order to obtain bank guarantees and requires us to incur significant expenses before we receive full payment from our customers. Furthermore, SBS, is required to meet high-volume production and delivery demands. Failure to execute these projects in an economical manner within the projects’ budgets and schedules could result in significant penalties, impact our ability to receive and recognize the expected revenues, reduce our cash balance, and cause us losses, which would significantly adversely impact our operating results. If we fail to complete or deliver on time in accordance with our commitments, we could incur significant penalties, which would have a material adverse effect on our business and financial results.

Our SBS subsidiary may face difficulties as it continues to scale up its production and delivery capabilities.

Our SBS subsidiary depends on its ability to meet high-volume and delivery requirements for its Sidewinder IFC terminal to achieve its revenue goals. This requires SBS to ramp up production and allocate sufficient resources and management time to reach manufacturing and delivery levels, while maintaining quality goals and budget constraints. Failure to ramp up production to meet existing and growing demand may result in penalties, reputational damage, limitations on our ability to enter new contracts, and even the termination of existing contracts. If we fail to effectively and economically scale our production and delivery capabilities to meet the needs of existing and future customers, our business, financial condition, and operating results could be adversely affected.

Advances in Artificial Intelligence, or AI, and related technologies could disrupt our markets, intensify competition, and adversely affect demand for our products and services.

The communications and satellite communications markets are likely to experience rapid technological change, including increased adoption of AI and automation across network planning, optimization, operations, and customer-support functions. AI-enabled tools may reduce technical expertise, development time, and capital required to design, integrate, and operate network solutions. As a result, new entrants, potentially including software-focused companies, non-traditional communications providers, and well-capitalized technology firms, may be able to enter certain segments of our markets more quickly and compete more effectively against established providers.

AI may also enable our existing competitors, customers, and end-users to narrow technological gaps, accelerate product development cycles, and deploy "home-grown" solutions that reduce or eliminate their reliance on third-party vendors such as us. For example, satellite operators, service providers, system integrators, and enterprises or governmental customers may increasingly seek to develop or internalize functions currently performed by our products and services (including network management, performance optimization, automation, and certain operational or support activities), or may leverage AI to integrate alternative solutions more efficiently. If we are unable to anticipate these shifts, maintain the competitiveness of our offerings, or demonstrate differentiated value in this evolving environment, our revenues, margins, and market position could be materially adversely affected.

In addition, increased use of AI across our operations and product development may introduce new operational, legal, and reputational risks. AI-related incidents could include use of third-party models or data in ways that raise intellectual property or contractual issues; errors or unintended outcomes in AI-assisted design, testing, or operational processes; and increased cybersecurity threats from AI-enabled attack techniques. Any of these developments could increase our costs, require changes to our business practices, impair our ability to serve customers, or expose us to claims, regulatory scrutiny, or reputational harm.

In the past, we incurred major losses, and we may not be able to continue to operate profitably in the future.

We achieved net income in the fiscal years 2023 through 2025, but incurred major losses in a number of years prior to 2023. As of December 31, 2025, we have an accumulated deficit of $614.7 million. We cannot assure you that we can operate profitably in the future. If we do not continue to operate profitably, our share price will decline, and our company's viability will be in question.

Our available cash balance may decrease in the future if we cannot generate cash from operations.

Our cash, cash equivalents, short-term deposits, and restricted cash as of December 31, 2025, were $185.4 million compared to $120.2 million as of December 31, 2024. Our positive cash flow (including restricted cash) from operating activities was approximately $20.7 million, $31.7 million, and $31.9 million in the years ended December 31, 2025, 2024 and 2023, respectively. If we do not generate sufficient cash from operations, including from our large-scale projects, our cash balance will decline, and the unavailability of cash could have a material adverse effect on our business, operating results, and financial condition.

Our available cash balance increased substantially in late 2025, primarily due to the successful completion of two private placements totalling approximately $66 million in September and $100 million in December 2025. A portion of the proceeds from these private placements was used to fully repay the loan that had been taken to partly fund the acquisition of SBS.

SBS is expected to continue and require significant working capital, which may reduce our available cash balance and adversely affect our cash flow and operating results.

The delivery of our large-scale projects requires us to invest significant funds to obtain bank guarantees and surety bonds, and may also require us to incur significant expenses before we receive full payment from our customers.  If we fail to obtain such funds on favorable terms in the future, we will not be able to meet our commitments, and our cash flow and operational results may be adversely affected.

If the GEO satellite communications markets fail to grow, and we fail to increase our foothold in the NGSO market, our business could be materially harmed.

The movement towards NGSO satellite constellation networks, particularly SpaceX’s Starlink and Amazon Leo (previously Amazon’s Project Kuiper), may significantly reduce the market size for geostationary satellite, or  GEO, technology and services. These NGSO networks offer high-speed, low-latency internet services globally, including in underserved and remote areas, posing a substantial competitive threat to our customers.

Starlink has rapidly expanded its presence, with over 9 million active customers at the end of 2025. Its ability to provide competitive bandwidth and latency at reasonable prices has disrupted traditional internet service providers, compelling them to reevaluate their pricing structures and upgrade existing infrastructure. This disruption poses a substantial risk to our customers, who may struggle to maintain their market positions and profitability in the face of such aggressive competition.

Amazon Leo plans to deploy more than 3,000 satellites in Low Earth Orbit, or LEO,  with commercial service expected to commence following the deployment of the initial tranche of its satellite constellation, potentially beginning in the coming years. The anticipated rollout and expansion of Amazon Leo could further intensify the competitive landscape, challenging our customers’ ability to retain their market share and attract new users.

Growth in terrestrial capacity,  especially fiber-optic and point-to-point microwave networks, may cause fixed network customers to shift from satellite services or limit our ability to attract new customers. Because terrestrial transmission is generally less expensive, its continued expansion may reduce demand for certain fixed satellite-based services. optic and point-to-point microwave networks, may cause fixed-network customers to shift from satellite services or limit our ability to attract new customers. Because terrestrial transmission is generally less expensive, its continued expansion may reduce demand for certain fixed satellite-based services.

If commercial satellite communications markets do not expand, or if we fail to grow our NGSO presence, our business could be materially harmed. Expansion of NGSO markets may also reduce demand for GEO satellite capacity. As most of our revenues depend on satellite-based networks, equipment, and related services, any significant market decline or replacement of VSAT and other satellite technologies by alternatives could materially harm our business and the value of our shares.

Because we compete for large-scale contracts in competitive bidding processes, losing a small number of bids or a decrease in the revenues generated from our large-scale projects could have a significant adverse impact on our operating results.

A significant portion of our revenue is derived from large-scale contracts that we are awarded from time to time in competitive bidding processes. The bidding process sometimes requires us to make significant investments upfront, while the final award is not assured. These large-scale contracts sometimes involve the installation of thousands of VSATs or massive fiber-optic transport and access networks or the production of customized products. The number of major bids for these large-scale contracts in any given year is limited and the competition is intense. Losing or defaulting on a relatively small number of bids each year could have a significant adverse impact on our operating results.

A large portion of our large-scale contracts is with governments or large governmental agencies in Latin America, and any volatility in the political or economic climate or any unexpected unilateral termination or suspension of payments could have a significant adverse impact on our business.

In March and December 2015, the Peruvian government awarded us the PRONATEL Regional Projects under four separate bids for the construction of networks, operation of the networks for a defined period and their transfer to the government. In 2018, we were awarded two additional PRONATEL Regional Projects with initial contractual values of $395 million and $154 million, respectively. An additional $17 million and $88 million for the expansions of the Regional Projects were awarded in 2023 and 2025, respectively. The remaining revenues from these projects are expected to be generated over an additional period of 4 to 9 years. Any resumption of political turmoil in Peru could negatively impact our operations there, causing further delays to existing projects and potentially postponing PRONATEL’s decision to enter into new ones.

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

In January 2025 and November 2023, we acquired SBS and DataPath, respectively, and we may pursue additional acquisitions. These transactions may be difficult to integrate, could disrupt our business, and may dilute shareholder value. These acquisitions expanded our capabilities, but we may be unable to identify future targets on acceptable terms or obtain required regulatory approvals. We may also be unable to consummate future transactions, integrate the acquired businesses, or realize expected benefits such as sales growth, cost synergies, or margin improvements. Acquisition financing may be restricted by our debt agreements or market conditions. Even if integrated, acquired businesses may not achieve anticipated revenue, profitability, or productivity levels, which could adversely affect our business, financial condition, and results of operations.

Acquisitions and mergers involve numerous risks, including:

•	shareholder dilution from equity consideration;

•	significant costs, reduced cash balances, or additional debt and liabilities;

•	integration challenges involving operations, personnel, technologies, and systems;

•	management distraction and potential contractual disputes;

•	additional regulatory compliance;

•	entry into markets where we have limited experience;

•	loss of key employees or customers;

•	cultural incompatibility;

•	difficulty integrating acquired technologies;

•	unanticipated integration expenses; and

•	challenges implementing uniform standards, controls, and policies.

Any of these risks could materially and adversely impact our results of operations, cash flows, or financial position.

Failure to protect our networks, systems, products, and data against cybersecurity incidents, system failures, natural disasters, or malicious attacks could materially adversely affect our operations, reputation, and financial condition.

We rely heavily on our information technology systems, networks, satellite communications platforms, and third-party services to operate our business, develop and deliver products, and support customers, including telecommunications operators, enterprises, and government and defense agencies. These systems, and the systems of our customers, partners and vendors, are subject to an increasing range of cybersecurity threats and operational risks, including cyberattacks, unauthorized access, malware, ransomware, computer viruses, supply chain compromises, social engineering attacks, power or telecom failures, and disruptions caused by natural or manmade disasters, geopolitical events, or acts of terrorism or war. The frequency, sophistication, and severity of cyber threats, including those leveraging artificial intelligence and those attributable to state-sponsored actors, continue to increase across the communications and defense industries.

We have experienced, and expect to continue to experience, attempts to breach the security of our networks, products, and IT infrastructure, including through phishing, malware, credential harvesting, exploitation of software vulnerabilities, and other evolving techniques that may not be recognized or detectable until after they occur. Although prior incidents have not had a material adverse effect on our business, we cannot assure that future incidents will not be material, particularly as threat actors increasingly target satellite communications infrastructure, cloud environments, and government-related systems.

A significant cybersecurity incident, system disruption, or security vulnerability, whether affecting our equipment, our cloud providers, or other third-party vendors, could impair our ability to manufacture components, operate facilities, deliver services, or support customers. Such an event could also lead to the loss, theft, misuse, or unauthorized disclosure of proprietary, personal, confidential, or classified information. Incidents affecting government related products or networks may expose us to additional scrutiny, contractual penalties, loss of security clearances, or disqualification from future procurements.

We maintain cybersecurity controls and obtain cyber insurance; however, these measures may be insufficient to prevent or mitigate all incidents, may not cover all types of losses, including regulatory penalties, and may not be available on commercially reasonable terms in the future. Our insurance coverage may also be inadequate to compensate for all damages or operational disruptions.

We are subject to extensive and evolving global data protection, cybersecurity and privacy laws, including the EU General Data Protection Regulation, or GDPR, U.S. federal and state privacy and security laws (including the California Consumer Privacy Act and California Privacy Rights Act and other state level comprehensive privacy statutes), Brazil’s LGPD, Israel’s Privacy Protection Regulations, and India’s Digital Personal Data Protection Act, among others. These laws impose stringent obligations, including requirements relating to data security controls, breach notification, individual rights, and cross-border data transfers, and provide for significant fines, penalties, or other sanctions for non-compliance. As additional jurisdictions adopt or expand privacy and cybersecurity regimes, our compliance obligations, operational complexity, and costs are likely to increase. Non-compliance with applicable laws could result in investigations, litigation, regulatory penalties, restrictions on data processing, loss of customer trust, or reputational damage. Under recently adopted SEC rules, we are required to disclose in our annual report our board’s oversight of cybersecurity risks, management’s role and processes for assessing and managing such risks, and material cybersecurity incidents. Failure to maintain effective governance, controls, and processes to meet these obligations could increase the likelihood and impact of a cybersecurity event or result in regulatory scrutiny. These laws impose stringent obligations, including requirements relating to data security controls, breach notification, individual rights, and

Any of the events described above could materially adversely affect our business operations, cash flows, reputation, and financial condition.

DataPath’s continued participation in classified U.S. governmental projects requires us to adhere to strict Foreign Ownership, Control, or Influence, or FOCI, mitigation requirements, including compliance with a Proxy Agreement.

In November 2023, we completed the acquisition of DataPath, a U.S.-based expert systems integrator supporting trusted communications for the U.S. Department of Defense and other U.S. governmental customers. Because DataPath is a U.S. contractor performing on classified programs while under foreign ownership, its operations are subject to the U.S. Government’s FOCI mitigation framework administered by the Defense Counterintelligence and Security Agency, or DCSA.

In June 2025, DataPath transitioned from operating under a Special Security Agreement, or SSA to a Proxy Agreement, a more stringent form of FOCI mitigation required for companies with higher levels of foreign ownership or control. Under this structure, governance and operational oversight of DataPath’s classified business must be exercised exclusively by U.S. proxy holders who are independent of Gilat and who meet the Defense Counterintelligence and Security Agency, or DCSA, eligibility and clearance requirements. The Proxy Agreement imposes enhanced restrictions on our ability, as the foreign parent, to access certain classes of information, influence classified-related decision-making, or participate in aspects of DataPath’s management relating to classified contracts. Failure to comply with the Proxy Agreement, or any determination by DCSA that DataPath is inadequately mitigated or is in violation of its FOCI obligations, could result in suspension or revocation of DataPath’s Facility Security Clearance. Such an outcome would prevent DataPath from performing on classified programs, could lead to contract termination or ineligibility for future awards, and would materially and adversely affect our business, financial condition, and results of operations.

Our failure to obtain or maintain authorizations under the U.S. Israeli or other applicable export control and trade sanctions laws and export regulations and restrictions could have a material adverse effect on our business.

The export of certain satellite communication products, technical data, and services is subject to U.S. export control and sanctions laws, including the International Traffic in Arms Regulations, or ITAR, the Export Administration Regulations, or EAR, and regulations administered by the U.S. Department of the Treasury. These laws may restrict access by our non-U.S. employees, including employees in Israel, to controlled technical information of our U.S. subsidiaries, including DataPath and Wavestream, unless appropriate licenses or authorizations are obtained. Some of our subcontractors and vendors are also subject to these laws and are required to flow down applicable restrictions to us. Failure to obtain or maintain required authorizations could prevent us from transferring technical information or equipment to non-U.S. persons, including our own personnel, and could result in fines, penalties, injunctions, or other enforcement actions.

DataPath participates in classified U.S. government programs and is therefore subject to U.S. national security and foreign‑ownership, control, or influence, or FOCI mitigation requirements. In June 2026, DataPath transitioned from operating under a Special Security Agreement to a Proxy Agreement, a more restrictive mitigation regime. Under the Proxy Agreement, governance and operational oversight of DataPath’s classified business must be exercised by independent U.S. proxy holders, significantly limiting our ability, as the foreign parent, to influence certain aspects of DataPath’s operations. Any failure to comply with the Proxy Agreement or other DCSA requirements could result in suspension or loss of DataPath’s facility security clearance, which would prevent it from performing on classified contracts and could materially adversely affect our business, financial condition, and results of operations.

In addition, U.S., EU, and UK sanctions and export controls, including those in response to the Russia-Ukraine conflict, continue to evolve. These measures restrict exports, technology transfers, and dealings with certain Russian and Chinese entities. Our decision to withdraw from our operations in Russia, completed in 2024, continued to affect our financial results in 2025 and may have ongoing implications depending on future sanctions developments. Broader trade policy changes, including tariffs, retaliatory measures, and restrictions arising from U.S. and foreign government actions, could also reduce demand, increase costs, or disrupt our supply chain.

We are also subject to Israeli export control laws administered by the Ministry of Defense and the Ministry of Economy. Certain of our products, including those with encryption or potential dual‑use characteristics, require export licenses. Changes in the classification of existing products or determinations that new products require licensing may impose additional burdens and constraints on our sales processes. Failure to obtain or maintain required Israeli export licenses could prevent us from exporting equipment or technical information and could adversely impact our ability to meet customer commitments.

Certain investments involving the acquisition of a U.S. business or assets with a nexus to U.S. interstate commerce may be subject to review and approval from the Committee on Foreign Investment in the United States, or CFIUS, an inter-agency committee authorized to review certain transactions involving a “U.S. business” and a “foreign person,” including certain real estate transactions. Significant CFIUS reform legislation and regulations, which became effective in February and October of 2020, among other things, expanded CFIUS’ jurisdiction to cover more types of transactions, empowered CFIUS to scrutinize more closely investments in U.S. assets, including non-controlling, “non-passive investments” and made certain CFIUS filings legally mandatory. Failure to notify CFIUS of a transaction where such notification was required or otherwise warranted based on the national security considerations exposes the transaction parties to significant financial penalties as well as potential legal restrictions on future investments, costs, and/or other adverse reputational and financial effects, thus potentially diminishing the value of such investments. CFIUS is actively pursuing transactions that were not notified to it and may ask questions regarding, or impose restrictions or mitigation on, transactions post-closing.  On February 21, 2025, the Trump Administration released the America First Investment Policy National Security Presidential Memorandum, or NSPM, introducing potential changes to the CFIUS regulations, which could significantly impact foreign investment activities. he NSPM directs the creation of an expedited "fast-track" process to ease investment reviews for allies, while focusing resources to make it harder for foreign adversaries, defined as China (including Hong Kong and Macau), Cuba, Iran, North Korea, Russia and Venezuela, to gain access to sensitive technologies. Noncompliance with U.S. or Israeli export control, sanctions, or national security laws, whether by us or by our suppliers, or by us, could result in material penalties, increased compliance costs, loss of access to certain markets, and restrictions on our ability to conduct business, any of which could materially adversely affect our business, financial condition and results of operations.

Our actual results could materially differ from our estimates.

In order to prepare our financial statements in conformity with Generally Accepted Accounting Principles in the United States, or U.S. GAAP, our management is required to make estimates and assumptions, as of the date of the financial statements, which affect the reported values of assets and liabilities, revenues and expenses, and disclosures of contingent assets and liabilities. Our actual results could materially differ from, and could require adjustments to, those estimates.

Tax authorities may disagree with our provisions and payments related to income taxes, deduction of withholding taxes, intercompany charges, cross-jurisdictional transfer pricing, or other matters which could result in our being assessed additional taxes.

We are subject to taxation in the United States, Israel, Peru and numerous other jurisdictions, including with respect to income taxes, obligations to withhold taxes and other tax matters. Determining our provision for the various taxes requires significant management judgment. In addition, our provision for income taxes could be adversely affected by many factors, including, among other things, changes to our operating structure, changes in the amounts of earnings in jurisdictions with different statutory tax rates, changes in the valuation of deferred tax assets and liabilities and changes in tax laws.

We are subject to ongoing tax examinations and audits in various jurisdictions. Tax authorities may disagree with our intercompany charges, claimed credits, cross-jurisdictional transfer pricing, deduction of withholding taxes, or other matters and assess additional taxes. While we regularly evaluate the likely outcomes of these examinations to determine the adequacy of our provision for income taxes, there can be no assurance that the outcomes of such examinations will not have a material impact on our results of operations and cash flows.

In recent years, many changes have been made to applicable tax laws, such as those caused by the recent enactment of the One Big Beautiful Bill Act in the U.S., or OBBBA, and changes are likely to continue to occur in the future. It cannot be predicted whether, when, in what form, or with what effective dates, new tax laws may be enacted, or regulations and rulings may be enacted, promulgated or issued under existing or new tax laws, which could result in an increase in our tax liability or require changes in the manner in which we operate in order to minimize or mitigate any adverse effects of changes in tax law or in the interpretation thereof.

While we follow the guidelines of the relevant tax authority, where available, there is no assurance that such guidelines will ultimately be determined to be binding by the relevant authorities or acceptable in the local courts of law. Although we believe our tax estimates are reasonable, the final determination of any tax audit or litigation could be materially different from our historical tax provisions and accruals, which could have a material adverse effect on our results of operations or cash flows in the period or periods for which a determination is made. Further, subsequent legislations, guidance, court rulings, or regulations that differ from our prior assumptions and interpretations, or other factors which were not anticipated at the time we estimated our tax provision, payments, and deduction of withholdings, could have a material adverse effect on our business, cash flow, results of operations, or financial condition.

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

The network communication market is dominated by larger corporations. As part of the consolidation trend in the market, we are in competition with greater consolidated corporations. Some of our competitors have greater financial resources, providing them with greater research and development and marketing capabilities. Our competitors may also be more experienced in obtaining regulatory approvals for their products and services and marketing them. Our relative position in the network communications industry may place us at a disadvantage in responding to our competitors’ pricing strategies, technological advances and other initiatives. Our principal competitors in the supply of VSAT networks are Hughes Network Systems LLC (owned by EchoStar Corporation), or HNS, ViaSat Inc., or ViaSat, Singapore Technologies Engineering Ltd., or ST Engineering iDirect, Comtech Telecommunications Corp, or Comtech, and Kratos Defense & Security, or Kratos. Our primary competitors with respect to our SSPAs, BUCs and other Wavestream products are Communications & Power Industries LLC, or CPI, General Dynamics Satcom Technologies, Paradise Datacom, Comtech Xicom Technology Inc., or Xicom, and Mission Microwave Technologies, or Mission.

Our low-profile in-motion ground, aero, and maritime antennas target a competitive market with multiple players such as SpaceX’s Starlink, Intellian Ltd., or Intellian, Get Sat Communication Ltd. or GetSat, HNS, Farcast Corp, or Farcast, Qest Quantum Electronic Systems GmbH, or QEST, Viasat and others. If these new entrants and/or new technologies are able to penetrate the market significantly, our business could be negatively affected. In addition, ViaSat and HNS have launched their own satellites, which enable them to offer vertically integrated solutions to their customers. This may further change the competitive environment in which we operate and could adversely affect our business.

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

The time between the initial contact with a potential customer or sponsor and the execution of a contract may be lengthy and vary significantly depending on the nature of the arrangement. During any given sales cycle, we may expend substantial funds and management resources and not obtain significant revenue, resulting in a negative impact on our operating results. In some cases, we have seen longer sales cycles across all the regions in which we do business. In addition, we have seen projects delayed or even cancelled, which would also have an adverse impact on our sales cycles. As a result, it may be difficult for us to accurately forecast sales due to the uncertainty around these projects and their award and starting periods.

If we are unable to remain competitive in the network communications market or adapt to new technologies, our business could be adversely affected.

We operate in a rapidly evolving market driven by advances in cloud-based technologies, 5G Non-Terrestrial Networks, or 5G NTN,  and next-generation satellite architectures. Our competitiveness depends on our ability to anticipate technological changes, develop and enhance our products, and meet evolving customer requirements in satellite ground equipment, low-profile antennas, and high-power transceivers.

The HTS, VHTS and emerging NGSO markets require close alignment between ground equipment and specific satellite technologies. As these markets mature, successful vendors are increasingly those with strong partnerships with satellite operators. If we are unable to secure such partnerships or reduce our VSAT costs sufficiently, our competitive position could decline.

In addition, the growth of LEO and Medium Earth Orbit, or MEO, satellite constellation networks may challenge existing GEO-based solutions and require significant adaptation of our technologies. If we fail to respond in a timely and cost-effective manner to new technologies or if our products are not accepted by the market, our business, financial condition, and operating results could be materially adversely affected.

We are dependent on a limited number of suppliers for key components incorporated into our products and may be significantly harmed if we are unable to obtain such components on favorable terms or in a timely manner. We are also affected by global supply chain disruptions and price increases, and may be affected if hostilities in Israel and the Middle East continue.

Many of the components used in our VSAT units, hub systems, Electronically Steered Array/Phased Array Antenna, or ESA, terminals and other products are sourced from a limited number of suppliers, and in some cases from a single supplier. This concentration exposes us to risks relating to availability, quality, pricing, and lead times. Some suppliers have discontinued specific component lines in the past, and others may do so in the future. Substituting a manufacturer or redesigning affected products could require significant time and expense.

Global supply chain pressures, including increased component and labor costs, extended lead times, and higher logistics costs, continue to affect our operations. In addition, geopolitical instability, including the risk of a renewed armed conflict between Israel and Iran, may materially disrupt transportation routes, manufacturing capacity, and the operations of certain suppliers or contract manufacturers located in Israel or reliant on Israeli infrastructure. Although our manufacturers currently report no material disruption to their operations, future developments may impair our ability to obtain critical components on acceptable terms or in required volumes.

Our reliance on a small number of key suppliers also creates capacity‑allocation risk. During periods of high global demand or supply scarcity, these suppliers may prioritize other customers, including larger industry participants, thereby limiting our access to components needed for our products. If we are unable to secure sufficient quantities of components at competitive prices or meet customer delivery schedules, our production could be reduced or delayed, our costs could increase, and our revenues and operating results could be materially adversely affected.

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

Our success also depends on sales, marketing, and development personnel, and our continuing ability to attract and retain highly qualified personnel, including with respect to our acquired companies. There is an increasing competition for the services of such personnel in Israel and elsewhere. The loss of senior or mid-level management and qualified personnel, and the failure to attract highly qualified personnel in the future, may negatively impact our business. Moreover, our competitors may hire and gain access to the expertise of our former employees or our former employees may compete with us. There is no assurance that former employees will not compete with us or that we will be able to find replacements for departing key employees in the future.

We may be unable to adequately protect our proprietary rights, which may limit our ability to compete effectively.

Our business is based mainly on our proprietary technology and related products and services. We establish and protect proprietary rights and technology used in our products by the use of patents, trade secrets, copyrights, and trademarks. We also utilize non-disclosure and intellectual property assignment agreements. Because of the rapid technological changes and innovation that characterize the network communications industry (for example, shift to Cloud and 5G NTN standards), our success will depend in large part on our ability to protect and defend our intellectual property rights. Our actions to protect our proprietary rights in our VSATs, hubs, SSPAs, and antenna technology, as well as other products, may be insufficient to protect our intellectual property rights and prevent others from developing products similar to our products. In addition, the laws of many foreign countries do not protect our intellectual property rights to the same extent as the laws of the U.S., or we may have failed to enter into non-disclosure and intellectual property assignment agreements with certain persons, or the agreements we entered into may be found inadequate, or we may encounter difficulties in enforcing our legal or contractual rights. If we are unable to protect our intellectual property, our ability to operate our business and generate expected revenues may be harmed.

We may be subject to third-party claims alleging infringement of their intellectual property rights, and any such claims could adversely affect our business, financial condition, or results of operations.

There are numerous patents, both pending and issued, in the network communications industry, and the technical standards relevant to our products are continually evolving. As a result, third parties may assert that our technologies or products infringe their intellectual property rights. From time to time, we receive allegations of this nature. For example, in 2025, our subsidiary Wavestream received a letter alleging patent infringement, which Wavestream strongly rejected and continues to believe is without merit. Receiving such claims, even when unfounded, may require management attention and resources.

We may face infringement claims in connection with our use of artificial intelligence and machine learning within our product development, testing, and deployment, or other business functions. Such claims may arise in the context of both third-party litigation and regulatory exposure from use of third-party content contained in generation results from large-language models or other algorithmic results or outcomes that are utilized in our products or services without required attribution or permission. Such claims, if successful, may combine to (a) make it more costly for us to apply artificial intelligence and machine learning within our business, (b) lead to regulatory fines or penalties, (c) result in payments of monetary damages, or (d) require us to alter our product offerings or business practices.

We may also need to litigate to protect our intellectual property, determine the validity or scope of others’ rights, or defend against claims of invalidity or infringement. An adverse outcome could require us to pay substantial damages, cease using certain technologies, obtain licenses on unfavorable terms, or develop alternative technology, any of which could require significant time and financial resources. Such litigation could be costly, divert management attention, and materially affect our business, financial condition, and operating results.

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

Our international operations expose us to regulatory, economic, and operational risks that could adversely affect our business.

We conduct sales, manufacturing, and service activities worldwide, including in the U.S., Latin America, Asia, and Europe. As we continue to expand internationally, our business is subject to numerous risks inherent to global operations, including changes in foreign regulations and tariffs, tax exposures, inflationary pressures, political and economic instability, currency fluctuations, longer payment cycles, and difficulties in managing and staffing foreign operations. We are also subject to anti-corruption laws, such as the Foreign Corrupt Practices Act, or FCPA, and similar laws in other jurisdictions, and violations by employees or third parties could materially impact our reputation and financial results.

Foreign zoning restrictions and increased regulation of satellite antenna installations may also limit market access.

In addition, disruptions at key facilities, such as our R&D and manufacturing sites in Bulgaria, Moldova, Poland, Spain, California, and Texas, whether due to natural disasters, lockdowns, or other events, could materially affect our operations and financial condition.

Any of these factors could disrupt our operations, reduce demand for our products, or increase our costs, adversely affecting our business, financial condition, and results of operations.

Unfavorable global and regional economic, political, security, and health conditions could adversely affect our business, financial condition, and results of operations.

Our results of operations may be adversely affected by global or regional economic, political, security, and health conditions. These include changes in inflation and interest rates, instability in financial markets, supply‑chain disruptions, civil unrest, and outbreaks of disease, such as the COVID‑19 pandemic, which caused travel restrictions, facility shutdowns, supply‑chain delays, and reduced commercial activity in many of the countries in which we operate. Such events may again negatively impact our operations, our suppliers, or our customers.

Armed conflicts and geopolitical instability continue to create significant uncertainty. The war and hostilities involving Israel, Hamas, Hezbollah, Iran, and the Houthis in Yemen persisted through 2025 with fluctuating intensity and continued risks of escalation. These developments have affected transportation routes, increased shipping and logistics costs, and raised the risk of workforce disruptions. Although our operations in Israel have remained functional, further deterioration in regional security conditions may adversely affect our operations, suppliers, or customers.

The Russia-Ukraine conflict also continues to impact global markets. Sanctions and export control measures imposed by the United States, the European Union, the United Kingdom, and other jurisdictions, as well as countermeasures taken by Russia, have contributed to supply‑chain volatility, increased component prices, and heightened uncertainty in global financial markets.

We are also affected by inflationary pressures in wages, benefits, materials, and other inputs. Wage increases in certain emerging markets may exceed those in developed markets, increasing our cost base. If we are unable to pass increased costs on to our customers, our margins and profitability may decline.

Any of these global or regional developments could disrupt our commercial activities or those of our suppliers, contract manufacturers, or customers, reduce demand for our products, increase our operating costs, or otherwise adversely affect our business, financial condition, and results of operations.

Damage to our public image and reputation could adversely impact our results of operations and financial position.

Our public image and reputation are important to maintaining our strong brands. Our results of operations and financial position could be adversely impacted by a negative perception regarding our products or company practices, positions, or public statements, even if unfounded, negative claims and comments on social media or the press, or a data breach. Actions of activist shareholders could impact the pursuit of our business strategies and adversely affect our results of operations, financial condition, and/or share price. Furthermore, stakeholders are increasingly scrutinizing companies’ Environmental, Social, and Governance, or ESG, practices, and stakeholders’ expectations regarding ESG practices are diverse and rapidly changing. We may not be able to align our ESG practices with such evolving expectations within the timeframes stakeholders expect, or without incurring significant costs. In addition, we may not be able to achieve our aspirational goals related to our ESG initiatives, which are and may continue to be impacted by many complexities and variables, such as renewable energy infrastructure and availability, changes to the labor market, a challenging economic environment, changes to our operations, changes to our portfolio of businesses via acquisitions or divestitures, and adjustments to our job levels and managerial headcount. A failure or perceived failure by us in this regard may damage our reputation and adversely impact our results of operations and financial position.

We may face difficulties in obtaining regulatory approvals for our telecommunication services and products, which could adversely affect our operations.

Certain of our telecommunication operations and connectivity products require licenses and approvals from regulatory authorities, including the Israeli Ministry of Communication, the U.S. Federal Communications Commission, or FCC, and equivalent authorities in other jurisdictions. In Israel, the United States, and various other countries, the operation of satellite earth stations and VSAT systems is prohibited without such licenses.

Our airborne products require certifications and approvals from aviation regulators such as the U.S. Federal Aviation Administration, or FAA, the Luftfahrt‑Bundesamt, or LBA, the European Union Aviation Safety Agency, or  EASA, or other regional aviation authorities. These certifications are obtained by our customers or by our subsidiaries Wavestream or SBS, depending on the specific product.

We must also obtain regulatory approvals in each country in which we intend to provide network services or operate VSATs or connectivity terminals. In several regions, including in parts of Latin America, the approval process can be lengthy and resource intensive. Any licenses or approvals we obtain may be subject to operational conditions or limitations that restrict our activities. Regulatory authorities may also impose new requirements after licenses are granted. Failure to obtain required licenses, to renew them, or to comply with evolving regulatory obligations could result in significant monetary penalties or restrictions on our business activities. In addition, many of our products require certification of compliance with local technical and safety standards. Delays in obtaining such certifications could postpone product deployment or limit our ability to supply certain markets.

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

We may be subject to liability claims relating to the products we sell or the services we provide. Potential liability claims could include, among others, claims for exposure to electromagnetic radiation from the antennas we provide or use. We endeavor to include in our agreements with our business customers provisions designed to limit our exposure to potential claims. We also maintain a product liability insurance policy. However, we may fail to include limitations of our liability in our contracts, or our contractual limitations of liability may be rejected or limited in certain jurisdictions. Additionally, our insurance does not cover all relevant claims, such as claims for exposure to electromagnetic radiation, and does not provide sufficient coverage. To date, we have not been subject to any material product liability claim. Our business, financial condition and operating results could be materially adversely affected if costs resulting from future claims are not covered by our insurance or exceed our coverage.

Environmental laws and regulations may subject us to significant liability.

Our operations are subject to various Israeli, U.S. federal, state, and local as well as certain other foreign environmental laws and regulations within the countries in which we operate relating to the discharge, storage, treatment, handling, disposal, and remediation of certain materials, substances, and wastes used in our operations. New laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or the imposition of new clean-up requirements may require us to incur a significant amount of additional costs in the future and could decrease the amount of cash flow available to us for other purposes, including capital expenditures, research and development and other investments and could have a material adverse effect on our business, financial condition, results of operations, cash flows and future prospects. We may identify deficiencies in our compliance with local legislation within countries in which we operate. Failure to comply with such legislation could result in sanctions by regulatory authorities and could adversely affect our operating results. Examples of these laws and regulations include the E.U. Restriction on the Use of Certain Hazardous Substances in Electrical and Electronic Equipment Directive, and the E.U. Waste Electrical and Electronic Equipment Directive.

Risks Related to Ownership of Our Ordinary Shares

If we are unable to maintain effective internal control over our financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, the reliability of our financial statements may be questioned, and our share price may suffer.

The Sarbanes-Oxley Act of 2002 and related Securities and Exchange Commission, or SEC and  Public Company Accounting Oversight Board, or PCAOB rules require us to maintain, evaluate, and report on the effectiveness of our Internal Control Over Financial Reporting, or ICFR. Our management is required to assess the effectiveness of our ICFR, and our independent registered public accounting firm is required to attest to management’s assessment. Compliance with these requirements involves significant costs and places demands on management’s time and resources.

Although management concluded that our ICFR was effective as of December 31, 2025, we may identify material weaknesses or significant deficiencies in the future. Any failure to maintain effective ICFR could result in regulatory inquiries or sanctions, could adversely affect our ability to report accurate financial results on a timely basis, and could reduce investor confidence in our financial reporting, which may adversely affect the market price of our ordinary shares.

Our share price has been highly volatile and may continue to be volatile and decline.

The trading price of our shares as well as the market generally has fluctuated widely in the past and may continue to do so in the future as a result of a number of factors, many of which are outside our control. During the period from January 2, 2025, to March 10, 2026, our ordinary shares traded in a range from $5.47 to a high of $19.97, based on the closing price, and the daily trade volume on NASDAQ ranged from 116,245 shares to 3.8 million shares. In addition, the stock market has experienced extreme price and volume fluctuations that have affected the market prices of many technology companies, particularly telecommunication and internet-related companies, and that have often been unrelated or disproportionate to the operating performance of these companies or stimulated by market rumors. These broad market fluctuations could adversely affect the market price of our shares. In the past, following periods of volatility in the market price of a particular company’s securities, securities class action litigation has often been brought against that company. Securities class action litigation against us could result in substantial costs and a diversion of our management’s attention and resources.

Our operating results may vary significantly from quarter to quarter and from year to year, and these quarterly and yearly variations in operating results, as well as other factors, may contribute to the volatility of the market price of our shares.

Our operating results have and may continue to vary significantly from quarter to quarter. The causes of fluctuations include, among other things:

•	the timing, size, and composition of requests for proposals or orders from customers;

•	the timing of introducing new products and product enhancements by us and the level of their market acceptance;

•	the mix of products and services we offer;

•	the level of our expenses;

•	the changes in the competitive environment in which we operate; and

•	our ability to supply the goods ordered within the quarter.

The quarterly variation of our operating results may, in turn, create volatility in the market price for our shares. Other factors that may contribute to wide fluctuations in our market price, many of which are beyond our control, include, but are not limited to:

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

U.S. holders of our ordinary shares may face income tax risks. There is a risk that we will be treated as a “passive foreign investment company” in the future. Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of our ordinary shares and would likely cause a reduction in the value of such shares. A foreign corporation will be treated as a PFIC for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of “passive income,” or (2) at least 50% of the average value of the corporation’s gross assets are of a type that produces, or is held for the production of, such types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property, and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income”. If we are treated as a PFIC, U.S. Holders of shares (or rights) would be subject to a special adverse U.S. federal income tax regime with respect to the distributions they receive from us, and the gain, if any, they derive from the sale or other disposition of their ordinary shares (or rights). In particular, any dividends paid by us, if any, would not be treated as “qualified dividend income” eligible for preferential tax rates in the hands of non-corporate U.S. shareholders, and could be subject to an “interest” charge under the “excess distributions regime”. We believe that we were not a PFIC for the 2023, 2024 or 2025 taxable years. However, since PFIC status depends upon the composition of our income and the market value of our assets from time to time, there can be no assurance that we will not become a PFIC in any future taxable year. Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of our ordinary shares and would likely cause a reduction in the value of such shares. U.S. Holders should carefully read Item 10E. “Additional Information – Taxation” for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ordinary shares (or rights).

Future sales of our ordinary shares and the future exercise of options may cause the market price of our ordinary shares to decline and may result in a substantial dilution.

In August 2025, we filed a shelf registration statement with the SEC, allowing for the issuance and sale of up to $150 million of ordinary shares and other securities. In addition, in September and December 2025, we issued an aggregate of approximately 15.9 million ordinary shares in Regulation S offerings to Israeli institutional investors, which increased the number of shares available for resale. We cannot predict what effect, if any, future sales of our ordinary shares by us or by our significant shareholders, or the availability of additional shares for sale (including shares issuable upon the exercise of outstanding options), will have on the market price of our ordinary shares.

Sales of substantial amounts of our ordinary shares, or the perception that such sales may occur, could adversely affect the market price of our ordinary shares and could make it more difficult for investors to sell their shares at a time or price they deem appropriate.

Certain of our shareholders beneficially own a substantial percentage of our ordinary shares.

The Phoenix Financial  Ltd., or Phoenix, our largest shareholder, holds approximately 11.38% of our outstanding ordinary shares, Migdal Insurance and Financial Holdings Ltd. holds approximately 10.66% of our outstanding ordinary shares, Yelin Lapidot Holdings Management Ltd., holds approximately 7.08% of our outstanding shares, Clal Insurance Enterprises Holdings Ltd. holds approximately 5.68%, and Harel Insurance Investments & Financial Services Ltd. holds approximately 5.29% of our outstanding ordinary shares. This concentration of ownership of our ordinary shares could delay or prevent mergers, tender offers, or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price for our ordinary shares. This concentration could also accelerate these same transactions in lieu of others depriving shareholders of opportunities. This concentration of ownership may also cause a decrease in the volume of trading or otherwise adversely affect our share price.

We do not have a dividend policy, and any future dividends are uncertain.

We have distributed dividends in the past; however, we have not adopted a general dividend policy and cannot assure that we will distribute dividends in the future. Any decision to declare dividends is at the discretion of our board of directors and depends on our results of operations, cash needs, financial condition, contractual restrictions, and other relevant factors. In addition, under Israeli law, except in limited cases, dividends may be paid only out of retained earnings and only if the distribution does not create a reasonable concern that we will be unable to meet our obligations as they become due. Accordingly, investors should not rely on receiving dividend income from our shares. For information regarding taxation of dividend, see ITEM 10.E – “Additional Information - Taxation - Israeli Tax Consequences of Holding Our Shares - Dividends”.

Our ordinary shares are traded on more than one market, and this may result in price variations.

Our ordinary shares are traded on the NASDAQ Global Select Market, or NASDAQ, and on the TASE. Trading in our ordinary shares on these markets is made in different currencies (U.S. dollars on the NASDAQ, and NIS on the TASE), and at different times (resulting from different time zones, different trading days and different public holidays in the U.S. and Israel). Consequently, the trading prices of our ordinary shares on these two markets often differ. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

Risks Related to Our Location in Israel

Political and security conditions in Israel may adversely affect our operations and business.

We are incorporated in Israel and maintain our headquarters, principal R&D facilities, and certain manufacturing activities there. As a result, our business, financial condition, and results of operations are directly affected by political, economic, and military conditions in Israel. Any significant deterioration in these conditions may materially adversely affect our ability to produce and sell our products.

Ongoing hostilities and security threats.

Since October 2023, Israel has been engaged in sustained armed conflict following the Hamas attack on Israel, which resulted in extensive casualties, kidnappings, and widespread rocket fire. Hostilities subsequently expanded to additional fronts, including Hezbollah in Lebanon, militias operating from Syria, and the Houthis in Yemen. In 2025, Israel and Iran were engaged in an intense 12‑day exchange of attacks, including missile strikes, cyberattacks, and aviation disruptions.

On February 28, 2026, the United States and Israel launched preemptive strikes against Iran, publicly described as targeting Iran’s nuclear and ballistic missile program and related military capabilities, and Iran responded with missile and drone attacks against Israel, U.S. forces and interests in the region, and locations in certain Gulf countries. Since that time, the armed conflict has resumed and remains ongoing, with repeated missile and drone attacks and heightened risk of escalation, including through cyber and other asymmetric activities. In addition, Hezbollah, the Iran-aligned armed group in Lebanon, has resumed attacks against Israel, further increasing regional instability and the risk of additional escalation on Israel’s northern border.

Although ceasefires were previously announced between Israel and Hamas, the overall regional situation remains volatile and unpredictable. In particular, the ceasefire arrangements and negotiations relating to Gaza have faced recurring strain, and there is continuing uncertainty regarding the potential for renewed and expanded hostilities between Israel and Hamas.

These events have created, and may continue to create, uncertainty and operational risks for Israeli companies. The Israel Defense Forces have mobilized large numbers of reservists at various points, including employees of our Company and their close family members. Significant or prolonged absences of key personnel could disrupt our operations.

Impact on logistics, supply chain, and business continuity.

Ongoing hostilities and regional tensions have affected commercial aviation routes, shipping lanes, and overland transport. Since February 28, 2026, the conflict has contributed to disruptions to regional air travel and to maritime traffic through critical routes, including increased risk and disruption around the Strait of Hormuz, and broader impacts on energy and freight markets. In addition, following the February 28, 2026 strikes, Houthi officials indicated an intent to resume missile and drone attacks against commercial shipping in and around the Red Sea and Gulf of Aden, which could lead to diversions, longer transit times, and higher shipping and insurance costs.  Such circumstances may delay the receipt of raw materials or components, disrupt logistics, or increase our operating costs. While our production facilities in Israel have operated without material interruption to date, there is no assurance that future events will not adversely affect our manufacturing capacity or that of our Israeli suppliers or contractors.

Economic and geopolitical instability.

Armed conflicts, ongoing security threats, and geopolitical tensions may adversely affect Israel’s economy, currency exchange rates, credit markets, investor confidence, and general business activity. Additionally, cyberattacks targeting Israeli entities have increased in frequency and sophistication, potentially heightening operational and security risks for Israeli technology companies.

Restrictions on market access.

Although the Abraham Accords expanded commercial opportunities in certain regional markets, a number of countries, primarily in the Middle East, as well as Malaysia and Indonesia, continue to restrict business with Israel or Israeli companies. These restrictions limit our ability to sell products in those jurisdictions directly from Israel. There are also increasing calls in certain markets for boycotts of Israeli products or of companies perceived to be associated with Israel, which may adversely affect demand for our products.

Insurance and infrastructure risks.

Commercial insurance available to Israeli companies may not cover losses resulting from acts of war or terrorism. While Israeli law currently provides a governmental compensation mechanism for certain direct damages caused by hostilities, there is no assurance that such protection will continue to be available in its current form or will adequately cover our potential losses.

Judicial System Changes.

In addition, the current Israeli government has continued to pursue extensive changes to Israel’s judicial system. Public debate around these proposed reforms has been significant, and periods of political instability related to these initiatives have, at times, affected Israel’s economic environment. Actual or perceived instability regarding changes to Israel’s judicial framework may adversely affect investor confidence, Israel’s credit profile, or the broader business climate, any of which could negatively impact our operations, financial condition, and share price.

Overall impact.

Although the hostilities and geopolitical developments described above have not had a material adverse effect on our business to date, the situation remains unpredictable. We continue to closely monitor political and military developments. Any significant escalation of regional hostilities, prolonged mobilization of Israeli reservists, interruption of transportation routes, or material compromise to Israel’s economic stability could negatively impact our business, financial condition, and results of operations.

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

As a foreign private issuer whose shares are listed on the NASDAQ, we follow certain home country corporate governance practices instead of certain NASDAQ requirements, which may not afford shareholders with the same protections that shareholders of domestic companies have.

As a foreign private issuer whose shares are listed on the NASDAQ, we are permitted to follow certain home country corporate governance practices instead of certain requirements of The NASDAQ Marketplace Rules. We follow Israeli law and practice instead of The NASDAQ Marketplace Rules with respect to the director nominations process and the requirement to obtain shareholder approval for the establishment or material amendment of certain equity-based compensation plans and arrangements. As a foreign private issuer listed on the NASDAQ, we may also follow home country practice with regard to, among other things, the requirement to obtain shareholder approval for certain dilutive events (such as for an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company). A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the SEC each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.

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

Under current Israeli law, U.S. law, and the laws of other jurisdictions, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

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

We were incorporated in Israel in 1987 and are subject to the laws of the State of Israel. We are a public limited liability company under the Israeli Companies Law and operate under that law and associated legislation. Our corporate headquarters, executive offices, and main research and development and engineering facilities, as well as facilities for product assembly, are located at Gilat House, 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva 4913020, Israel. Our telephone number is (972) 3-925-2000. Our address in the U.S. is c/o Wavestream Corporation at 545 West Terrace Drive, San Dimas, California 91773. Our website address is www.gilat.com. The information on our website, or that can be accessed through, is not incorporated by reference into this Annual Report.

We are a global provider of satellite-based broadband communications, developing and manufacturing ground-segment equipment, including our cloud-based network platform, VSAT terminals, modems, on-the-move and IFC ESA antennas, SSPAs, BUCs, and transceivers, and delivering integrated end-to-end connectivity solutions for broadband, mobility, enterprise, government, and defense applications. We also provide managed connectivity services over networks we deploy and operate, primarily under BOT and BOO models. Our customers include satellite operators, communication and mobile network providers, system integrators, and government and defense organizations worldwide, supported by global sales and service offices, Network Operations Centers, and R&D centers in Israel, the United States, and Europe.

We shipped our first generation VSAT in 1989, and since then, we have been among the technological leaders in the satellite ground equipment industry. Our continuous investment in research and development has resulted in the development of new and industry leading products and our intellectual property portfolio includes 68 issued patents (50 U.S. and 18 foreign) relating to our VSAT and other systems as well as 4 issued patents in the U.S. relating to our satellite communication on the move antenna solutions and 14 issued patents (4 U.S. and 10 foreign) for our high power SSPAs, and other systems.

Recent Developments

On June 17, 2024, we, through our subsidiary Wavestream Corporation, entered into a Membership Interest Purchase Agreement with SBS, a leading U.S. based provider of next-generation SATCOM terminal solutions, and the owners of its membership interests, which was amended on December 11, 2024 (the “Purchase Agreement”). Pursuant to the Purchase Agreement, Wavestream agreed to purchase from the sellers 100% of the membership interests of SBS.

The acquisition was completed on January 6, 2025, and the initial closing cash payment of $98 million ($108 million as adjusted) was funded through a combination of existing cash resources and $60 million drawn under a new secured credit line that we entered into with HSBC Bank USA, N.A., and Bank Hapoalim B.M. As of December 31, 2025, this credit line had been repaid in full. Following the determination that the first and second performance milestones were not achieved, the remaining contingent consideration was adjusted in accordance with the purchase agreement. As a result, the total cash consideration in connection with the acquisition may increase by up to an additional $99 million, payable in cash, subject to the achievement of future performance milestones.

B.	Business Overview

We are a leading provider of ground-based satellite communications and other network communications solutions and services. We believe in the right of all people to be connected. Our mission is to create and deliver deep technology solutions for satellite, ground, and new space connectivity.

We design and manufacture ground-based satellite networking communications equipment, which we sell to our customers as network components (modems, BUCs, antennas), complete network solutions (including hubs, related terminals, and services), or turnkey projects. We develop the equipment that includes commercial VSAT systems, defense and homeland security satellite communications systems, SSPAs, BUCs, transceivers, low-profile antennas, IFC ESA antennas and terminals, on-the-Move and on-the-Pause terminals, and modems. Our equipment is used by satellite operators, service providers, telecommunications operators, MNOs, system integrators, government and defense organizations, large corporations, and enterprises. We sell and distribute our products and provide our services internationally in North America, Latin America, Asia, Asia Pacific, Africa, and Europe. In particular, we provide connectivity services, internet access, and telephony to enterprise, government, and residential customers over our own networks, built using both our equipment and equipment purchased from other manufacturers in various technologies and over other networks that we install, mainly based on BOT and BOO contracts. We build telecommunication infrastructure in these projects, typically using fiber-optic and wireless technologies for broadband connectivity. We also provide NOC services and hub services. Following the acquisition of DataPath and SBS, our portfolio also includes defense ground systems and field services, and IFC ESA terminals.

We have diversified revenue streams that result from both sales of products, which include construction of networks, and services. In the year ended December 31, 2025, approximately 73% of our revenues were derived from sales of products and 27% from services. During the same period, we derived 61%, 15% and 2% of our revenues from the U.S., Peru and Israel, respectively.

Industry Overview

Satellite-based communications continue to play a critical role in delivering broadband connectivity across regions that lack reliable terrestrial infrastructure and in supporting mobility, defense, enterprise, and government applications. Satellite networks provide global reach, rapid deployment, resilience, and highly reliable service availability, making them an essential complement to fiber, cellular, and wireless networks in many markets.

Broadband satellite networks typically operate using GEO satellites, and NGSO satellite constellations, including MEO and LEO satellite constellations. Leading operators in these markets include SES (which in 2025 completed the acquisition of Intelsat), Viasat, Hispasat, and emerging NGSO constellations such as SpaceX’s Starlink, Amazon Leo, SES’s O3b mPOWER, Telesat Lightspeed, and Eutelsat OneWeb. These systems provide wide geographic coverage and support high capacity, multibeam architectures, geostationary constellations, earth‑orbit capacity, and multi‑beam architectures.

Ground segment equipment, including Hubs, VSATs,  amplification systems such as SSPAs and BUCs, and mechanical and ESAs terminals that enable two-way broadband communications. These systems connect remote sites, mobility platforms, and mission-critical applications through a centralized hub or distributed architecture. Industry research continues to highlight the importance of innovations such as software-defined satellites, cloud-integrated ground networks, ESA technology, and multi-orbit networking segment equipment

The demand for satellite-based solutions is driven by several long-term trends:

Capacity expansion. Industry analyses indicate that satellite capacity continues to expand, particularly through NGSO deployments, which are expected to contribute significantly to total global capacity in the coming years. Increasing available capacity has also contributed to reductions in effective capacity pricing.

Mobility and in-flight connectivity. Connectivity requirements for aviation, maritime, and land mobility continue to grow as airlines, vessel operators, and transportation networks adopt high-speed broadband solutions for passengers, crew, and operational systems. ESAs and compact in-motion terminals are increasingly required to support multi-orbit, low-latency connectivity.

Enterprise and government applications. Enterprises, financial institutions, government ministries, and defense organizations rely on satellite networks for secure communications, SCADA, backup connectivity, corporate networking, emergency response, and mission-critical operations.

Digital inclusion initiatives. Governments worldwide continue to invest in programs aimed at connecting underserved or remote populations, for which satellite technology remains a cost-effective and rapidly deployable solution.

Defense. Defense agencies increasingly require resilient, mobile, high-throughput solutions, including transportable terminals, UAV communications, and protected tactical networks, many of which leverage multi-orbit architectures and advanced RF technologies.

Multi Orbit.  Multi‑orbit architectures (LEO, MEO and GEO) are driving demand, as operators seek seamless global coverage, lower latency, and higher resiliency across diverse mission needs.

We believe these trends will continue to support the long-term demand for satellite communications equipment, mobility solutions, and managed network services. Although specific market growth rates vary across product segments and geographies, publicly available industry commentary indicates that the SATCOM sector demonstrated resilience in recent years and is expected to benefit from continued NGSO expansion, growth in enterprise backhaul, and the increasing adoption of mobility and cloud-based applications.

Our Competitive Strengths

We are a leading provider of satellite-based broadband communication technologies. Our key competitive strengths include:

Market presence across diverse geographies and applications. Since inception, we have deployed millions of VSATs and thousands of BUCs, SSPAs, and transceivers to hundreds of customers. Our customer base includes satellite operators, communication service providers, MNOs, system integrators, defense entities, and government agencies.

Proven technology and product innovation. For nearly four decades, we have developed advanced satellite network platforms and RF technologies for broadband, mobility, enterprise, cellular backhaul, government, and defense applications. Our platforms, including SkyEdge IIc and SkyEdge IV, support HTS, VHTS, NGSO, and multi-orbit architectures, with high throughput, efficient spectrum utilization, and flexible service management. Our ESA and IFC terminals offering, was significantly enhanced through the SBS acquisition. Amplifiers and RF product lines including SSPA, FCU and defense grade integrated SATCOM solutions such as Deployable Ku/Ka/X-band Earth Terminal, or DKET, and SkyEdge IV, support HTS, VHTS and NGSO. Our SBS acquisition provided us with new capabilities of Aero terminals integration and certifications in the Aero industry.

Global footprint and support capabilities. We operate through sales and service offices, R&D centers, and network operations centers across multiple regions, enabling us to provide localized deployment, integration, and support. This structure enhances operational reliability and customer responsiveness.

Integrated solutions and turnkey delivery. We provide complete, end-to-end solutions that integrate satellite network equipment, RF amplifiers, antennas, and managed services. Our offerings include design, deployment, operation, and maintenance of communication networks, including complex governmental and rural connectivity projects.

Diversified revenue model. For the year ended December 31, 2025, approximately 73% of our revenues were derived from equipment sales and 27% from services. Equipment revenues include ESA antennas, IFC terminals, VSATs, hubs, RF amplifiers, and construction phase project revenues. Services revenues include managed networks, connectivity, maintenance, and field services, providing recurring and predictable revenue streams. phase project revenues. Services revenues include managed networks, connectivity and maintenance.

Our operating segments, Gilat Commercial, Gilat Defense, and Gilat Peru, accounted for 62%, 22%, and 16% of our revenues, respectively.

Execution capabilities in remote and challenging environments. We have extensive experience deploying and operating communication networks in remote, rural, and logistically challenging areas. This experience supports our ability to execute multi-year government-funded and infrastructure projects.

Experienced management team. Our leadership team has deep industry, operational, and technology experience, supporting our long-term strategic and operational execution.

Our Growth Strategy

As of January 1, 2025, the Company adopted a new organizational structure and reporting segments. This structure aims to better align with the diverse and attractive end markets we serve and to enhance investor insight into our business lines and strategic growth opportunities. As of January 1, 2025, the Company reports its financial results based on the following three divisions: Gilat Defense, Gilat Commercial, and Gilat Peru.

Gilat Defense Division. Our defense division aims to provide secure, rapid-deployment solutions for military organizations, government agencies, defense integrators, and other strategic governmental customers, with a strong emphasis on the U.S. Department of Defense, following our strategic acquisition of DataPath. By integrating technologies from Gilat, Gilat DataPath, and Gilat Wavestream, the division is uniquely positioned to deliver resilient battlefield and mission-critical connectivity with multiple layers of communication redundancy to ensure high availability.

Gilat Commercial Division. Our commercial division offers advanced broadband satellite communication networks for IFC, Enterprise, and Cellular Backhaul, supporting HTS, VHTS, and NGSO constellations. Our acquisition of SBS serves as a cornerstone of this division, bolstering our position in the IFC market and enabling us to provide cutting-edge connectivity solutions that meet the demands of passengers, airlines, and service providers worldwide.

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

Our objective is, through our new organizational structure, to leverage our technology and service capabilities in order to:

Continue to serve as a key partner of HTS, VHTS, and NGSO satellite operators. We intend to continue to serve as a prime partner of HTS and VHTS satellite operators, leveraging our new SkyEdge IV system, which is a leading technology in this market, and our breadth of services to deploy and operate both GEO and NGSO ground-based satellite communication networks.

Expand our presence in the IFC market. Following the acquisition of SBS in January 2025, our portfolio also includes next-generation Satcom ESA terminal solutions, such as SBS’ Sidewinder terminal, which includes scalable subarrays and can support GEO satellites and LEO satellite constellations. These solutions are designed to support the rapid growth of IFC services in the commercial aviation and business aviation markets. We continue to develop our hub and modem technology and our Ka and Ku airborne BUCs, Transceivers, Frequency Conversion Units, or FCU and Power supplies to serve the connectivity needs of aviation service providers. We are also placing a focus on developing a flat Electronically Steered antenna leveraging our unique in-house developed ally technology.

Expand our presence in the defense market. We are increasing our focus on this growing market segment both in the United States and globally. Our acquisition of DataPath. is a realization of this growth strategy. We are also focusing efforts on emerging opportunities, both with products applicable for commercial and defense applications. We increased our investment in this market as we believe its global growth will contribute to our business. We believe that the SkyEdge IV system provides our satellite operator customers with an attractive offering for defense and government agencies.

Provide digital inclusion solutions to rural areas in governmental projects. We intend to build on our experience in bringing broadband internet to rural areas in Latin America, Africa and Asia and identify additional markets in which to expand.

Fortify our position in the 4G/LTE and 5G cellular backhaul market. We intend to continue to leverage our technology, as well as our experience, to serve mobile network operators’ 4G/LTE and 5G connectivity needs in rural, metro-edge, and metro areas with long term projects.

Products and Solutions – Commercial

Our products and solutions portfolio spans the full range of technologies supporting our Commercial division. At its core is our SkyEdge family of multi-orbit satellite networking platforms. Complemented by our SCPC modem solutions for high-capacity, dedicated links, our VSAT product families, IFC terminals, and antenna systems including mechanically steered antennas and ESA solutions, enable broadband and mobility services across aviation, maritime, land mobility, and government markets. In parallel, our RF Power Amplifier, BUC, FCU product lines provide the high power, high efficiency RF chains required for mission-critical commercial applications. Together, these product families form the technological foundation of our end-to-end connectivity solutions across our global Commercial segments.

SkyEdge Family of Network Systems

Gilat’s SkyEdge family is our core portfolio of satellite networking platforms, designed to deliver high-speed, reliable connectivity across enterprise, mobility, cellular backhaul, government, maritime, and IFC markets. These platforms enable customers to deploy and operate broadband networks efficiently and at scale.

SkyEdge II-c.          SkyEdge IIc is a proven multi-service platform used globally by service providers. It supports single-beam and multi-beam satellites and is designed for large-scale broadband deployments. The platform enables a broad range of applications, including enterprise connectivity, broadband, cellular backhaul, and mobility, supported through centralized,  management across multiple gateways and terminals.

SkyEdge IV.          SkyEdge IV is Gilat’s next‑generation multi‑orbit platform supporting HTS, VHTS, and NGSO constellations within a unified network. Built on Gilat’s Elastix Architecture, it is designed to provide higher capacity and improved space‑segment efficiency and is being enhanced to support evolving standards.

VSAT Product Families

Our SkyEdge platforms are complemented by a range of VSAT products that address specific customer requirements:

Gemini. Compact broadband VSATs serving residential, small business, and enterprise applications, including retail, banking, ATMs, and government-funded digital inclusion programs.

Capricorn. High-performance VSATs tailored for enterprise networks, mobility, and 2G/3G/4G/5G cellular backhaul, supporting high user density and advanced acceleration technologies.

Taurus.          VSATs are designed for in-flight connectivity, supporting broadband IFC.

Aquarius.     Our latest VSAT family, supporting speeds up to 1.5 Gbps, is designed for high-speed mobility, maritime, and 5G-ready applications. Aquarius enables roaming across NGSO and GEO satellites and is available in indoor, outdoor, symmetric‑SCPC, and cost-optimized enterprise versions.

Network Management

Both SkyEdge II-c and SkyEdge IV are managed through a unified, system that provides full visibility and centralized control from a Network Operations Center. This includes monitoring, configuration, performance management, and security. The platform supports multiple operator business models, integrates with operations support system/business support system, or OSS/BSS, and enables coordinated operations across multi-orbit networks.

SCPC Modems

We also provide a range of Single-Channel-Per-Carrier, or SCPC modems, designed for dedicated, high-capacity, point-to-point satellite links. These solutions provide reliable connectivity for enterprise and government applications, optimized for bandwidth efficiency and service continuity. Available models include the Aquarius Pro SCPC, GLT 1000, and GLT 1500, supporting high throughput, multi-orbit operation, and secure, robust performance in demanding environments.

IFC Terminals and Antenna Products

Sidewinder. A full ESA terminal solution that is optimized to enable the performance and cost advantages of multi-orbit service, LEO and GEO. It has already been selected by satellite operators and airlines to provide next-generation satcom solution offerings. Through these collaborations, Sidewinder has been embraced by some of the world’s largest airlines.

ESR 2030. is an ultra-slim, low-profile ESA antenna for business aviation that operates in LEO constellations.

RF power amplifiers, BUCs, and transceivers

Our portfolio includes high-performance RF power amplifiers, SSPAs, BUCs, transceivers, and FCUs, used in satellite communications across commercial markets. These products form a core part of the ground segment infrastructure and are designed to deliver reliable, efficient operation in demanding environments.

We apply our proprietary Spatial AdvantEdge™ technology across this portfolio. This architecture enables high power output in compact form factors, improves energy efficiency and thermal performance, and reduces lifecycle costs.

Our solid-state power amplifiers, or SSPAs are field-proven in Ka, Ku, and X bands and are designed to meet stringent environmental and vibration standards required for mission-critical applications. These products support a variety of use cases, including satellite gateways, airborne and maritime communications, transportable terminals, and broadcast systems.

The product family includes several SSPA lines, such as EnduroStream, PowerStream®, TerraStream, AeroStream®, and MicroStream, offered in multiple power levels and configurations. AeroStream® is our transceiver line designed for in-flight satellite connectivity. It is certified to leading commercial aviation and military standards and integrates seamlessly with modems and antenna control units. AeroStream® leverages Spatial AdvantEdge™ technology to deliver high power and efficiency for aeronautical communications. Our integrated solutions approach allows these transceivers to operate with our broader portfolio of VSATs, antennas, and BUCs.

Products and Solutions – Defense

Our products and solutions portfolio spans the full range of technologies supporting our Defense division. At its core is our SkyEdge family of multi-orbit satellite networking platforms, complemented by our SCPC modem solutions for high-capacity, dedicated links, our VSAT product families, IFC terminals, and antenna systems, including mechanically steered antennas and ESA solutions, transportable, and portable antenna systems, enable resilient and secure broadband and mobility services across defense markets. In parallel, our RF Power Amplifier, BUC, FCU product lines provide the high power, high efficiency RF chains required for mission-critical defense applications. Together, these product families form the technological foundation of our end-to-end connectivity solutions across our global Defense segment.

SkyEdge Family of Network Systems

Gilat’s SkyEdge family is our core portfolio of satellite networking platforms, designed to deliver high-speed, reliable connectivity for defense networking needs. These platforms enable customers to deploy and operate broadband defense networks efficiently and on a scale. The Defense portfolio includes additional features that are making the platform secure and immune. For example, TRANSEC and VLSNR.

SkyEdge II-c.          SkyEdge IIc is a proven multi-service platform used globally by service providers. It supports single-beam and multi-beam satellites and is designed for large-scale broadband deployments. The platform enables a broad range of defense applications, including fixed and mobile, and is supported by centralized management across multiple gateways and terminals.

SkyEdge IV.          SkyEdge IV is Gilat’s next‑generation multi‑orbit platform supporting HTS, VHTS, and NGSO constellations within a unified network. Built on Gilat’s Elastix Architecture, it is designed to provide higher capacity and improved space‑segment efficiency and is being enhanced to support evolving standards.

VSAT Product Families

Our SkyEdge platforms are complemented by a range of VSAT products that address specific customer defense requirements:

 Taurus-M. High-performance Mil-Standard VSATs tailored for fixed and mobile defense networks, supporting advanced security and acceleration technologies.

Taurus.          VSATs are designed for in-flight connectivity, supporting broadband IFC.

Aquarius and Aquarius DS.          Our latest VSAT family, supporting speeds up to 1.5 Gbps, is designed for high-speed mobile and maritime applications. Aquarius enables roaming across NGSO and GEO satellites and is available in indoor, outdoor, and SCPC configurations.

Network Management

Both SkyEdge II-c and SkyEdge IV are managed through a unified system that provides full visibility and centralized control from a Network Operations Center. This includes monitoring, configuration, performance management, and security. The platform supports multiple operator business models, integrates with operations support system/business support system, or OSS/BSS, and enables coordinated operations across multi-orbit networks.

SCPC Defense Modems

We provide a range of Single-Channel-Per-Carrier, or SCPC modems, designed for dedicated, high-capacity, point-to-point satellite links. These solutions provide reliable connectivity for defense applications optimized for security, resiliency, bandwidth efficiency, and service continuity. Available models include the Aquarius Pro SCPC, MLT  1000, and GLT 2000, supporting high throughput, multi-orbit operation, and secure, robust performance in demanding environments.

Defense Aviation Terminals and Antenna Products

Sidewinder. A full ESA terminal solution that is optimized to enable the performance and cost advantages of multi-orbit service LEO and GEO for defense aviation markets.

ESR 2030. is an ultra-slim, low-profile ESA antenna for business aviation that operates in LEO constellations. This antenna can be used in ISR defense missions and over narrow-body aircraft in the defense market segment.

BRP-60. is a lightweight, airborne SATCOM terminal, used for UAV applications.

RF power amplifiers, BUCs, and transceivers

Our defense portfolio includes high-performance RF power amplifiers, SSPAs, BUCs, and transceivers, used in satellite communications across defense markets. These products form a core part of the ground segment infrastructure and are designed to deliver reliable, efficient operation in demanding environments.

We apply our proprietary Spatial AdvantEdge™ technology across this portfolio. This architecture enables high power output in compact form factors, improves energy efficiency and thermal performance, and reduces lifecycle costs.

Our solid-state power amplifiers, or SSPAs, are field-proven in Ka, Ku, X, and V (under development) bands and are designed to meet stringent environmental and vibration standards required for mission-critical applications. These products support a variety of use cases, including satellite gateways (GEO, MEO, and LEO), airborne and maritime communications, and transportable terminals.

The product family includes several SSPA lines, such as EnduroStream - optimised for high power and extra resiliency, PowerStream® - TWTA replacement, TerraStream, AeroStream®, and MicroStream, offered in multiple power levels and configurations. Our integrated solutions approach allows these transceivers to operate with our broader portfolio of VSATs, antennas, and BUCs.

System Integration and Turnkey Implementation

We provide end-to-end system integration and turnkey implementation services t, enabling customers to rely on a single provider for complex, interdisciplinary communication projects. Our turnkey capabilities encompass full project management, satellite network design, deployment logistics, integration of Gilat and third-party equipment, operational services, 24/7 maintenance and support, and, when required, the provision of satellite space segment. This comprehensive approach enables us to deliver complete solutions that meet customer requirements on scope, schedule, and budget. We provide on-site field services to our defense customers globally.

Manufacturing, Customer Support, and Warranty

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

Marketing and Sales

We use both direct and indirect sales channels to market our products, solutions, and services. Our Fixed Networks segment has organized its sales activities by geographic areas, with groups or subsidiaries covering most regions of the world. Our sales teams are comprised of account managers and sales engineers who establish account relationships and determine technical and business requirements for the customer’s network. These teams also support the other distribution channels with advanced technical capabilities and application experience. Sales cycles in the VSAT and IFC network market, and in the defense market, vary significantly, with some sales requiring 18 months and even more, from an initial lead through signing of the contract, while sales stemming from an immediate need for product delivery can be completed within two to three months for VSAT products and within nine to twelve months for our IFC ESA terminals. The sales process includes gaining an understanding of customer needs, several network design iterations and network demonstrations.

Customers and Markets

We provide our Satellite Communication solutions mainly to satellite operators, governments, MNOs, telecommunication service providers, ISPs, and homeland security and defense agencies.

We sell and distribute our products and provide services internationally, particularly in the U.S., Latin America, Asia, Asia Pacific,  Africa and Europe.

Satellite Operators. Use our products for HTS and VHTS GEO and NGSO satellite networks. In this case, our platforms are used for a variety of applications and services. For example, we provide to SES platforms for GEO and MEO constellations. Our products are used extensively for the IFC and maritime markets.

Defense and Homeland Security Agencies. Our products and solutions are used by defense and homeland security agencies to provide connectivity and control in the net-centric battlefield. That includes transportable and portable terminals, VSATs, Modems, Antenna products, including ESA, RF Power amplifiers, and transceivers.

Mobile Network Operators, and Telecommunication Service Providers. MNOs are using our solutions to increase cellular coverage and as a solution for emergency situations. Service providers serving the rural communications market are typically public telephony and internet operators providing telephony and internet services. In some markets, existing telecom operators are mandated by the government to provide universal services. Providing these services in remote areas is challenging for these operators, and they sometimes outsource them to rural telecom service providers.

Governments. Some of the rural communication projects are for government customers. Our platforms are used for projects of digital inclusion that are funded by governments.

ISP. We sell VSAT communications networks and solutions primarily to service providers that mostly serve the enterprise consumers, government agencies, and the mobility market. We have hundreds of such customers worldwide.

Enterprises. Use our networks for internet access, broadband data, voice and video connectivity and for applications such as online banking, corporate intranet, distance learning, retail point of-sale, inventory control, supervisory control data acquisition and IoT services.

Gilat Peru Segment

We provide network infrastructure construction for PRONATEL's fiber and wireless networks in Peru, mainly through BOT and BOO contracts subsidized by the government. Accordingly, we build the infrastructure, act as a licensed telecommunications operator for a defined period, and in some cases, then transfer the network to the customer, which is a governmental entity. We have been awarded large-scale government contracts to build and operate, and in certain cases, to transfer fiber and wireless networks of PRONATEL in Peru, namely the Peru Regionals Projects. We expect to continue to generate additional revenues from the PRONATEL Regional Projects to be operated by us by enabling cellular carriers and other service providers to acquire capacity over these networks to address the growing needs for voice, data, and internet in these regions, as well as the development of platforms for e-learning, e-health, and similar applications.

In 2015 and 2018, we were awarded PRONATEL Regional Projects with initial contractual values of $395 million and $154 million, respectively, with additional $17 million and $88 million awarded in 2023 and 2025. The remaining revenues from these projects are expected to be generated over an additional period of 4 to 9 years.

Our Peruvian subsidiary has offices in Lima, Peru as well as in the principal cities in the regions awarded.

Competition

The telecommunications industry operates in a competitive, rapidly changing market. In some cases, our competitors can also be our customers or partners. Accordingly, maintaining an open and cooperative relationship is essential.

In the equipment market, we face direct competition from providers of satellite communications systems, products, and services, such as HNS, ViaSat, ST Engineering iDirect, Comtech, Kratos, and a few other smaller providers.

We compete in some HTS and VHTS markets with competitors such as HNS that have launched high-throughput satellites. Although we have entered the HTS and VHTS market with competitive technology, we expect competition in this market to continue to increase.

Due to the nature of the satellite solution, VSAT technology is, at times, commercially tied to the satellite technology itself, and consequently, there may be circumstances where it is difficult for competitors to compete with an incumbent VSAT vendor using the particular satellite.

Our low-profile on the move and ESA antennas directly compete with products from competitors such as, GetSat, QEST, Orbit, Thales, HNS, Intellian, Thinkom, C-Com Satellite Systems Inc, or C-Com. Indirectly, our customers compete with SpaceX's Starlink.

Our primary competitors with respect to our Wavestream subsidiary's BUCs and other products include CPI, Xicom, Mission, General Dynamics Satcom Technologies, and Paradise Datacom.

Our primary competitors with respect to our DataPath subsidiary’s large-aperture terminal offerings (greater than 1 meter) include Airbus DS Government Solutions, Inc. or Airbus, Lite Coms LLC, or Lite Coms, AvL Technologies, Inc. or AVL, and L3Harris Technologies, Inc, or L3.

Where we primarily operate public rural telecom services (voice, data, and internet) and are engaged in construction of fiber-optic transport and access networks based on wireless systems, we typically encounter competition on government subsidized bids from various service providers, system integrators, and consortiums. Some of these competitors offer solutions based on VSAT technology and some on terrestrial technologies (typically, fiber-optic and wireless technologies). In addition, as competing technologies such as cellular networks and fiber-optic become available in rural areas where not previously available, our business could be adversely affected.

Certain consolidations and acquisitions have occurred during the last few years among key players in the market, such as SES and Intelsat, Intelsat and Gogo, Viasat and Inmarsat, Eutelsat and OneWeb, and Hispasat and Axess. These market changes affect the competitive landscape and position our company in rivalry with more significant consolidated corporations with comprehensive resources. On the other hand, such changes may lead to new opportunities for our business.

Geographic Distribution of Our Business

The following table sets forth our revenues from operations by geographic area for the periods indicated below as a percent of our total sales:

	Years Ended December 31,
	2025	2024	2023

U.S	61%	48%	39%
Peru	15%	17%	20%
Israel	2%	5%	2%
Other	22%	30%	39%
Total	100%	100%	100%

Environmental, Social and Governance, or ESG, Practices

Social Practices

For over 35 years, we have worked to fulfil our vision to make connectivity accessible and available to individuals, corporations and community institutions in the unserved and underserved regions of the globe, thus bridging the digital divide via satellite communication. As a global company, we are committed to fulfil our vision alongside our commitment to act responsibly considering our community and the world we live in. As part of this commitment, we set our guidelines and policies on various subjects, and we are continuously learning and looking at ways to improve our ESG strategy.

Social Investment and Volunteer Statement. As part of our standards for corporate responsibility, we acknowledge the importance of social contribution and therefore participate and encourage our employees to participate in different volunteering and donation activities in the communities in which our employees reside on a regular basis.

Human rights and Labor Policy. We are committed to protecting human rights and conducting our business without infringing on human rights. We are further committed to conducting fair labor standards and to creating a safe working environment that contributes to our employees’ well-being, where they can feel empowered, challenged, and have the tools to thrive. We also acknowledge the importance of our employees’ health, and have adopted a health, safety and environment policy.

Training Policy. We implement organizational learning processes and invest in the professional development of our employees, in order to improve their work skills and achievements, and encourage their desire for success. Such approach is aligned with our values, and we believe that it will contribute to our businesses as well.

Anti-Slavery Policy. We firmly condemn any kind of modern slavery or human trafficking.

Environmental Standards

We recognize the increasing importance of protecting the environment and fighting climate change, and therefore we have taken actions and are working on additional actions that may help ensure the sustainability of the world’s resources and environment.

Environmental Policy. We have adopted a Conflict Minerals Policy and encourage our suppliers and subcontractors to comply with the foregoing as well.

Corporate Governance

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

Insider Trading Policy

Our insider trading policy applies to our personnel and personnel of our subsidiaries worldwide and provides guidelines relating to improper conduct by anyone that is employed by the company or otherwise associated with our company with respect to transactions in the securities of and non-disclosure of information regarding our company and its business. Please also see Item 16J – “Insider Trading Policy”. A copy of our insider trading policy is filed as exhibit 11.1 to this Annual Report.

Anti-Corruption and Anti-Bribery Policy

Our policy prohibiting bribery and corruption applies to our directors, officers, and employees, and also to our business partners worldwide. We have also adopted anti-corruption guidelines that apply to all our commercial transactions and commitments, including our subsidiaries and officers worldwide.

C.	Organizational Structure

Significant Subsidiaries	Country/State of Incorporation	% Ownership

1. Wavestream Corporation	Delaware (U.S.)	100%
2. Gilat Networks Peru S.A	Peru	100%
3. DataPath Inc.	Georgia (U.S)	100%
4. Stellar Blu LLC	Delaware (U.S.)	100%
5. RaySat Bulgaria EOOD	Bulgaria	100%
6. Gilat Satellite Networks Spain S.L.	Spain	100%

D.	Property, Plants and Equipment

Our headquarters are located in a modern office park, which we own in Petah Tikva, Israel. This facility consists of approximately 380,000 square feet, a substantial part of which are currently used by us and the remainder is subleased or offered for sublease to third parties. We have local and Global NOC sites in Moldova and Peru, from which we perform network services and customer support functions.

We own 13,500 square feet of research and development facilities and rent 12,200 square feet of manufacturing facilities in Sofia, Bulgaria, which lease will expire on June 1, 2027 and rent 17,300 square feet in Moldova for research and development, global services and global NOC activities, which lease will expire on December 30, 2026. Our Wavestream subsidiary currently leases 32,500 square feet of office space, research and development and manufacturing facilities in San Dimas CA, USA. The San Dimas lease agreement will expire on January 31, 2030. Our subsidiaries in Peru currently occupy 35,000 square feet of office space, and NOC facilities in Lima, which leases will expire between 2026 and 2028 Our DataPath subsidiary currently leases 108,707 square feet of office, integration and warehouse space in Duluth, Georgia, USA. The lease agreement will expire on September 30, 2026. Our SBS subsidiary currently leases 6,200 square feet of office in San Diego, California, USA, which lease will expire on July 31, 2026, and 33,700 square feet of office, integration, and warehouse space in Fort Worth, Texas, USA, which lease will expire on October 15, 2026. We intend to renew or replace the leases that expire in 2026. We also maintain facilities and representative offices in other jurisdictions we operate in. We believe that our current office space, research and development, and manufacturing facilities are sufficient to meet our anticipated needs for the foreseeable future and are suitable for conducting our business.

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

Our Company

We are a leading global provider of satellite-based broadband communications. We design and manufacture ground-based satellite communications equipment and provide comprehensive secure end-to-end solutions, end-to-end services for mission-critical operations, powered by our innovative technology. Our portfolio includes a satellite network platform, VSATs, amplifiers, high-speed modems, high-performance on-the-move antennas, and high efficiency, high power SSPAs, BUCs, and Transceivers, furthermore, following the acquisitions of SBS in January 2025 and DataPath in 2023 our portfolio also includes next-generation IFC, Satellite Communication, terminal solutions and transportable and portable terminals for defense forces and field services. Our comprehensive solutions support multiple applications with a full portfolio of products to address key applications, including broadband internet access, cellular backhaul over satellite, enterprise, digital inclusion solutions, IFC, maritime, land mobility, defense, and public safety, all while meeting the most stringent service level requirements. We have a large installed base and currently operate hundreds of active networks.

 We develop and market ground-based satellite communications equipment. We have proven experience in delivering complex projects and services worldwide, in addition to providing managed networks and services through satellite and terrestrial networks. Moreover, we offer complete turnkey integrated solutions.

We have a large installed base and have shipped more than 1.6 million satellite terminals spanning over 100 countries since 1989 and currently have hundreds of active networks. We have sales and support offices worldwide, 3 NOCs which provide Global NOC services, and R&D centers, in Israel, the U.S. and Europe.

Our products are sold to communication service providers, satellite operators, MNOs and system integrators that use satellite communications to serve enterprise, digital inclusion solutions, government and residential users, MNOs and system integrators that use our technology. Our solutions and services are also sold to defense and homeland security organizations. In addition, we provide services directly to end-users in various market segments, including in certain countries in Latin America.

From 2022 through 2024, we operated in three operating segments:

•	Satellite Networks.

•	Integrated Solutions.

•	Network Infrastructure and Services.

Commencing January 1, 2025, as we increased our focus on the defense market segment and the IFC sector as primary growth engines, to better target the diverse and attractive end markets we serve, and to provide investors with greater insight into our business lines and strategic growth opportunities, we operate in three operating segments as follows:

•	Gilat Commercial Division.

•	Gilat Defense Division.

•	Gilat Peru Division.

Recent Events

Since October 2023, Israel has been engaged in sustained armed conflict following the Hamas attack on Israel, which resulted in extensive casualties, kidnappings, and widespread rocket fire. Hostilities subsequently expanded to additional fronts, including Hezbollah in Lebanon, militias operating from Syria, and the Houthis in Yemen. In 2025, Israel and Iran were engaged in an intense 12‑day exchange of attacks, including missile strikes, cyberattacks, and aviation disruptions.

On February 28, 2026, the United States and Israel launched preemptive strikes against Iran, publicly described as targeting Iran’s nuclear and ballistic missile program and related military capabilities, and Iran responded with missile and drone attacks against Israel, U.S. forces and interests in the region, and locations in certain Gulf countries. Since that time, the armed conflict has resumed and remains ongoing, with repeated missile and drone attacks and heightened risk of escalation, including through cyber and other asymmetric activities. In addition, Hezbollah, the Iran-aligned armed group in Lebanon, has resumed attacks against Israel, further increasing regional instability and the risk of additional escalation on Israel’s northern border.

Although ceasefires were previously announced between Israel and Hamas, the overall regional situation remains volatile and unpredictable. In particular, the ceasefire arrangements and negotiations relating to Gaza have faced recurring strain, and there is continuing uncertainty regarding the potential for renewed and expanded hostilities between Israel and Hamas.

These events have created, and may continue to create, uncertainty and operational risks for Israeli companies. The Israel Defense Forces have mobilized large numbers of reservists at various points, including employees of our Company and their close family members. Significant or prolonged absences of key personnel could disrupt our operations.

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

Explanation of Key Income Statement Items

Revenues

We generate revenues mainly from the sale of products (including construction of networks), satellite-based communications networks services, and from providing connectivity, internet access, and telephony services. We sell our products and services to enterprises, government, and residential customers under large-scale contracts that utilize both our own networks, and other networks that we install, mainly based on BOT and BOO contracts. These large-scale contracts sometimes involve the installation of thousands of VSATs or construction of massive fiber-optic and wireless networks. Revenues from sale of products includes mainly the sale of VSATs, hubs, low-profile antennas on-the-move/on-the-pause terminals, SSPAs and construction and installation of large-scale networks based on BOT and BOO contracts. Sale of services includes access to and communication via satellites (“space segment”), installation of equipment, telephone services, internet services, consulting, on-line network monitoring, network maintenance, field services, and repair services. We sell our products primarily through our direct sales force and indirectly through resellers or system integrators.

In 2025, 2024, and 2023, PRONATEL, a customer of our Gilat Peru operating segment, accounted for 14%, 15% and 15% of our revenue, respectively. Following the merger of a major European customer and a major U.S. customer in 2025, both primarily associated with our Gilat Commercial operating segment, the European customer accounted for 24%, 12% and 14% of our revenue in 2025, 2024 and 2023, respectively, and the U.S. customer accounted for 20%, 11% and 15% of our revenue in 2025, 2024 and 2023, respectively. Collectively, these two customers accounted for approximately 44% of our revenue in 2025, compared to 23% and 29% in 2024 and 2023, respectively.

Costs and Operating Expenses

Cost of revenues, primarily includes the cost of system design, equipment, inventory write-off costs, satellite capacity, salaries, and related costs, allocated overhead costs, depreciation and amortization, customer service, interconnection charges and third-party maintenance and installation.

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

Our other operating income, net, consist primarily of non-recurring incomes and expenses. For further details, see note 14 in our consolidated financial statements, which appear elsewhere in this Annual Report.

Our operating results are significantly affected by, among other things, the timing of contract awards and the performance of agreements. As a result, our revenues and income may fluctuate substantially from quarter to quarter, and we believe that comparisons over longer periods of time may be more meaningful. The nature of certain of our expenses is mainly fixed or partially fixed, and any fluctuation in revenues will generate a significant variation in gross profit and net income.

Year Ended December 31, 2025 compared to Year Ended December 31, 2024

Revenues. Revenues for the years ended December 31, 2025 and 2024 for our three operating segments were as follows:

	Year Ended			Year Ended
	December 31,			December 31,
	2025	2024		2025	2024
	U.S. dollars in thousands		Percentage change	Percentage of revenues

Gilat Commercial	281,352	155,344	81%	62%	51%
Gilat Defense	100,430	97,755	3%	22%	32%
Gilat Peru	69,875	52,349	33%	16%	17%
Total	451,657	305,448	48%	100%	100%

Our total revenues for the years ended December 31, 2025, and 2024 were $451.7 million and $305.4 million, respectively. The increase is attributable to $126.0 million, $2.7 million, and $17.5 million increases in Gilat Commercial, Gilat Defense, and Gilat Peru revenues, respectively.

The increase in Gilat Commercial revenues in 2025 is primarily attributable to the contribution of SBS, acquired in January 2025, partially offset by the termination of our activity in the Russian market during 2024.

The increase in Gilat Peru’s revenues in 2025 is primarily attributable to higher revenues driven by expansion projects awarded under the Regional PRONATEL Projects, as well as the recognition of revenues from services provided, following the resolution of variable considerations constraint.

Gross profit. The gross profits and the gross margins of our three operating segments for the years ended December 31, 2025 and 2024 were as follows:

	Year Ended		Year Ended
	December 31,		December 31,
	2025	2024	2025	2024
	U.S. dollars in thousands		Percentage of revenues
Gilat Commercial	74,581	75,281	27%	48%
Gilat Defense	29,722	25,580	30%	26%
Gilat Peru	29,041	12,470	42%	24%
Total	133,344	113,331	30%	37%

Our gross profit and gross margin are affected year-to-year by revenue volume, the mix of products sold, the mix of revenues between products and services, the regions in which we operate, the size of our transactions, and the timing of their consummation. Moreover, from time to time, we may have large-scale projects which can cause material fluctuations in our gross profit. We recognize revenue from the construction performance obligations related to the PRONATEL Regional Projects and other projects using the percentage-of-completion method, and as such, any changes to our estimated profits in these projects may cause material fluctuations in our gross profit and gross margin. As such, we are subject to significant year-to-year fluctuations in our gross profit.

Our gross margin decreased to 30% in 2025 from 37% in 2024. The decrease in our gross margin in the year ended December 31, 2025 is mainly as a result of the following:

•
The decrease in the Gilat Commercial operating segment is mainly attributable to our newly acquired subsidiary, SBS, which has lower gross margins during its initial production periods as well as the amortization of purchased intangibles related to this acquisition, partially offset by a favourable deal mix.

•	The increase in Gilat Defense operating segment is mainly attributable to a favourable deal mix.

•
The increase in Gilat Peru operating segment is primarily attributable to higher revenues driven by expansion projects awarded under the Regional PRONATEL Projects, as well as the recognition of revenue from services provided, due to the resolution of a variable consideration constraint.

Operating expenses:

	Year Ended
	December 31,
	2025	2024
	U.S. dollars in thousands		Percentage change

Research and development expenses, net	46,651	38,136	22%
Selling and marketing expenses	35,114	27,381	28%
General and administrative expenses	31,345	26,868	17%
Other operating income, net	(3,206)	(6,751)	(53)%
Total operating expenses	109,904	85,634	28%

Research and development expenses, net were incurred by our Commercial and Defense operating segments. R&D expenses, net increased by approximately $8.5 million in 2025 compared to 2024. The increase is mainly attributable to our newly acquired subsidiary, SBS, and was partially offset by an increased number of engineers performing work at customers’ request in connection with ongoing projects.

Selling and marketing expenses increased by approximately $7.7 million in the year ended December 31, 2025, compared to the year ended December 31, 2024. The increase is mainly attributable to our newly acquired subsidiary, SBS, as well as the amortization of purchased intangibles related to this acquisition.

General and administrative expenses increased by approximately $4.5 million in the year ended December 31, 2025, compared to the year ended December 31, 2024. The increase is mainly attributable to our newly acquired subsidiary, SBS.

Other operating income, net amounted to approximately $3.2 million in the year ended December 31, 2025, compared to approximately $6.8 million in the year ended December 31, 2024. The change was driven primarily by lower income from arbitration funds, which was partially offset by higher net income from the revaluation of the DPI and SBS earn-out considerations in the year ended December 31, 2025.

Financial income (expenses), net

In the year ended December 31, 2025, we incurred financial expenses, net of $4.5 million, compared to financial income, net of $1.5 million for the year ended December 31, 2024. The change is primarily attributable to interest expenses and associated costs related to the loan we took for the SBS acquisition.

Taxes on income

Taxes on income are dependent upon where our profits are generated, such as the location and taxation of our subsidiaries, as well as changes in deferred tax assets and liabilities, and changes in valuation allowance attributable to changes in our profit estimates in different regions. In the year ended December 31, 2025, we had a tax benefit of approximately $1.8 million compared to tax expenses of approximately $4.4 million in the year ended December 31, 2024. The tax benefit for the year ended December 31, 2025, was primarily related to the Company’s recognition of deferred tax assets in the U.S.

Year Ended December 31, 2024 compared to Year Ended December 31, 2023

For a discussion of our results of operations for the year ended December 31, 2024, including a year-to-year comparison between 2024 and 2023, refer to Item 5. “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 27, 2025, as retrospectively revised to reflect recast segment information, and filed with the SEC on August 28, 2025.

Variability of Quarterly Operating Results

Our revenues and profitability may vary from quarter to quarter and in any given year, depending primarily on the sales mix of our family of products and the mix of the various components of the products, sale prices, and production costs, as well as on entering into new service contracts, the termination of existing service contracts, or different profitability levels between different service contracts. Sales of our products to a customer typically consist of numerous VSATs and related hub equipment, low-profile antennas, and SSPAs, BUCs, which carry varying sales prices and margins.

Annual and quarterly fluctuations in our results of operations may be caused by the timing and composition of orders by our customers and the timing of our ability to recognize revenues. Our future results may also be affected by a number of factors, including our ability to continue to develop, introduce and deliver new and enhanced products on a timely basis and expand into new product offerings at competitive prices, to integrate our recent acquisitions, to anticipate customer demands effectively, and to manage future inventory levels in line with anticipated demand. Our results may also be affected by currency exchange rate fluctuations and economic conditions in the geographical areas in which we operate. In addition, our revenues may vary significantly from quarter to quarter as a result of, among other factors, the timing of new product announcements and releases by our competitors and us. We cannot be certain that revenues, gross profit and net income (or loss) in any particular quarter will not vary from the preceding or comparable quarters. Our expense levels are based, in part, on expectations as to future revenues. If revenues are below expectations, operating results are likely to be adversely affected. In addition, a substantial portion of our expenses are fixed (e.g. lease payments) and adjusting expenses in the event revenues drop unexpectedly often takes considerable time. As a result, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Due to all of the foregoing factors, it is possible that in some future quarters our revenues or operating results will be below the expectations of public market analysts or investors. In such an event, the market price of our shares would likely be materially adversely affected.

Conditions in Israel

We are organized under the laws of the State of Israel, where we also maintain our headquarters and a material portion of our laboratory capacity and principal research and development facilities. See Item 3.D. “Key Information – Risk Factors – Risks Related to Our Location in Israel” for a description of governmental, economic, fiscal, monetary, or political factors that have materially affected or could materially affect our operations.

Impact of Inflation and Currency Fluctuations

While most of our sales and service contracts are denominated in U.S. dollars or are linked to the U.S. dollar, and most of our expenses are in U.S. dollars and NIS, portions of our projects in Latin America as well as our operations in Asia, Europe and to a lesser extent Australia, are linked to their respective local currencies. The foreign exchange risks are often significant due to fluctuations in local currencies relative to the U.S. dollar.

The influence on the U.S. dollar cost of our operations in Israel relates primarily to the cost of salaries in Israel, which are paid in NIS and constitute a substantial portion of our expenses in NIS. In 2025, the U.S. dollar depreciated in relation to the NIS at a rate of 14%, from NIS 3.65 per $1 on December 31, 2024 to NIS 3.19 per $1 on December 31, 2025. In 2025 and 2024, we entered into hedging agreements to cover certain of our NIS to U.S. dollar exchange rate exposures. For more information, see Item 11 – “Quantitative and Qualitative Disclosures about Market Risk” to this Annual Report.

The annual rate of inflation in Israel was 2.6% in 2025 and 3.2% in 2024.

Our monetary balances that are not linked to the U.S. dollar impacted our financial expenses during the 2025 and 2024 periods, resulting in an approximately $173 thousand gain and $839 thousand loss, respectively. This is due to fluctuations in currency rates in certain regions in which we do business, mainly in Europe and Latin America. There can be no assurance that our results of operations will not be materially adversely affected by other currency fluctuations in the future.

Recently Issued Accounting Pronouncements

Please refer to summary of “Significant Accounting Policies” in Note 2 of our consolidated financial statements included elsewhere in this Annual Report for more information.

B.	Liquidity and Capital Resources

Since our inception, our financing requirements have been met through cash from funds generated by private equity investments, public offerings, issuances of convertible subordinated notes, bank loans and credit facilities, operations, as well as funding from research and development grants. We have used available funds primarily for working capital, capital expenditures and strategic investments. As of December 31, 2025, and 2024, we had cash and cash equivalents, short-term deposits and restricted cash of $185.4 million and $120.2 million, respectively. We believe that our working capital is sufficient for our present requirements.

In 2025, we completed two private placements of ordinary shares to Israeli institutional and accredited investors (as defined under the Securities Law), generating aggregate net proceeds of approximately $164 million. On September 16, 2025, we issued 7,058,820 ordinary shares at a purchase price of $9.35 per share, resulting in net proceeds of approximately $65.3 million. On December 30, 2025, we issued 8,888,889 ordinary shares at a purchase price of $11.25 per share, resulting in net proceeds of approximately $98.7 million. Both offerings were conducted exclusively in Israel in reliance on Regulation S under the U.S. Securities Act of 1933.

The acquisition of SBS was partly funded by a new $100 million secured credit line from HSBC Bank USA and Bank Hapoalim. We drew $60 million under this facility to fund the initial cash consideration payable at closing. The remaining $40 million was available to fund potential future earn-out payments. The loan bore interest at a rate of SOFR plus 2.75% to 3.5% and was subject to customary covenants that, under certain circumstances, limited our ability to incur indebtedness, create liens, make investments, merge with other companies, dispose of assets, prepay other indebtedness, or make dividends and other distributions. The outstanding balance under this facility was fully repaid on December 31, 2025.

As of December 31, 2025, DataPath's debt was $2 million in current maturities of a long-term loan. The long-term loan was obtained from DataPath’s former shareholders and bears an interest of 14%.

At times, we guarantee the performance of our work for some of our customers, primarily government entities. Guarantees are often required for our performance during the installation and operational periods of long-term rural telephony projects, such as in Latin America, and for the performance of other projects worldwide. The guarantees typically expire upon meeting certain operational milestones. In addition, from time to time, we provide corporate guarantees to guarantee the performance of our subsidiaries.

The aggregate amount of the financial guarantees outstanding to secure our various obligations, issued on our behalf mainly by HSBC, and the First International Bank of Israel, or FIBI, as of December 31, 2025, was approximately $87.6 million, including an aggregate of approximately $83.7 million related to our business in Peru. To secure these guarantees, we provided a floating charge over our assets, as well as pledges, including a fixed pledge, over certain assets and property. Under the arrangements with HSBC and FIBI, we are required to observe certain conditions. Our credit and guarantee agreements also contain various restrictions and limitations that may impact us. These restrictions and limitations relate to incurrence of indebtedness, contingent obligations, negative pledges, liens, mergers and acquisitions, change of control, asset sales, dividends and distributions, redemption or repurchase of equity interests and certain debt payments. As of December 31, 2025, we were in compliance with such conditions. The agreements also stipulate a floating charge on our assets to secure the fulfilment of our obligations to FIBI and HSBC as well as other pledges, including a fixed pledge, on certain assets and property.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Years Ended December 31,
	2025	2024
	U.S. dollars in thousands
Net cash provided by operating activities	20,675	31,669
Net cash used in investing activities	(136,366)	(6,610)
Net cash provided by (used in) financing activities	163,196	(8,107)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	1,241	(1,454)
Net increase in cash, cash equivalents and restricted cash	48,746	15,498
Cash, cash equivalents and restricted cash at beginning of the period	120,249	104,751
Cash, cash equivalents and restricted cash at end of the period	168,995	120,249

Our cash, cash equivalents, and restricted cash increased by approximately 48.7$ million during the year ended December 31, 2025 primarily as a result of the following:

Operating activities. Cash provided by our operating activities was approximately $20.7 million in 2025 compared to approximately $31.7 million in 2024. The change was primarily attributable to higher arbitration funds collected in 2024, interest payments made in 2025 in connection with the SBS acquisition, and increased investment in working capital, mainly related to SBS as it ramps up production.

Investing activities. Cash used in investing activities was approximately $136.4 million in 2025 compared to approximately $6.6 million in 2024. The change is mainly attributable to the cash used to acquire SBS, as well as investment in short term deposits in 2025 compared to 2024.

Financing activities. Cash provided by financing activities was approximately $163.2 million in 2025 compared to cash used in financing activities of approximately $8.1 million in 2024. The change reflects mainly the net proceeds from private placements totalling approximately $164 million completed in 2025.

For a discussion of our cash flow for the year ended December 31, 2024, including a year-to-year comparison between 2024 and 2023, refer to Item 5. “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 27, 2025, as retrospectively revised to reflect recast segment information, and filed with the SEC on August 28, 2025.

C.	Research and Development

We devote significant resources to research and development projects designed to enhance our hubs, VSATs, Satellite Communication on-the-move antennas, ESA antennas, our DKET solutions, BUCs, SSPAs, and Transceivers products, In particular, we continue to invest in expanding our portfolio to address HTS, VHTS and NGSO satellites constellations solutions, mobility applications, both IFC and maritime, as well as defense solutions. We intend to continue to devote substantial resources to complete the development of certain features, including improving functionality, supporting higher throughput, improving space segment utilization and network resilience, thereby contributing to reducing the cost of proposed solutions for our customers.

We conduct our research and development activities in Israel, the U.S. (in California and Georgia), Bulgaria, Moldova, Poland and Spain. Our facilities in Israel, Spain, and Moldova focus on research and development of VSATs, baseband equipment, and network management. Our Bulgarian center focuses on developments related to our Satellite Communication on-the-move antennas, , and the development of VSATs and baseband equipment. Our facilities in California focus on the design and development of BUCs, SSPAs, and Transceivers and our ESA terminal. Our facility in Georgia, U.S. focuses on development of satellite communication portable and transportable solutions. Our Poland center focuses on developments related to our ESA solutions.

We have devoted significant research and development resources over the last few years to the development of our SkyEdge family of products, including the development of our own hardware platforms for both baseband equipment and software. In 2025, we invested heavily in improving space spectral efficiency, including release of the new VSAT platform supporting advanced coding schemas, in developing new enhanced functionality for IFC application and global bandwidth management. We continued to invest in optimizing solutions for cellular backhaul and other applications, improving throughput, supported security, and resilience. We develop our own network software and software for our VSATs. We have made a significant investment in a new modular product architecture involving hot-swappable RF amplifier modules, power supply modules and block up conversion modules for military and commercial teleport providers. This architecture will allow us to mix and match components for faster system product development and better supply chain resilience. In 2025, we also invested in the development of our ESA for IFC applications. In addition, we invested in developing SatCom terminals for UAVs.

Our software and our internally developed hardware are proprietary, and we have implemented protective measures both of a legal and practical nature. We have obtained and registered patents in the U.S. and in various other countries in which we offer our products and services. We rely on copyright laws to protect against unauthorized copying of the object code of our software and on copyright and trade secret laws to protect the source code of our software. We derive additional protection for our software by generally licensing only the object code to customers and keeping the source code confidential. In addition, we enter into confidentiality agreements with our customers and other business partners to protect our software technology and trade secrets. We have also obtained trademark registrations in the U.S. and in various other countries to provide additional protection to our intellectual property. Despite all of these measures, it is possible that competitors could copy certain aspects of our technology or obtain information that we regard as a trade secret in violation of our legal rights.

We participate in various programs under which we have received and are eligible to receive research and development grants to finance research and development projects in Israel, pursuant to the provisions of The Encouragement of Industrial Research and Development Law, 1984. We are also participating in grant research programs of the European Union, Horizon 2020, and from time to time, we participate in programs through bilateral R&D foundations such as the BIRD foundation. With respect to some of our funding programs, we are obligated to pay royalties from the revenues derived from products developed within the framework of such programs. However, most of our programs are non-royalty-bearing programs.

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

The following table sets forth, for the years indicated, our gross research and development expenses, the portion of such expenses which was funded mainly by non-royalty bearing grants and the net expenses of our research and development activities:

	Years Ended December 31,
	2025	2024

	(U.S. dollars in thousands)
Gross research and development expenses	48,659	40,597

Grants	(2,008)	(2,461)

Net research and development expenses	46,651	38,136

For a discussion of our research and development expenses for the year ended December 31, 2024, including a year-to-year comparison between 2024 and 2023, refer to Item 5. “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 27, 2025, as retrospectively revised to reflect recast segment information, and filed with the SEC on August 28, 2025.

D.	Trend Information

The satellite communications market continues to evolve toward VHTS, software‑defined satellites, and NGSO constellations, driving demand for multi‑orbit, high‑capacity ground‑segment solutions. These industry trends support growing interest in advanced platforms such as our SkyEdge IV system and in mobility and IFC solutions strengthened by our acquisition of SBS. In addition, long‑term global developments, including increased requirements for broadband connectivity, digital inclusion programs, and defense‑related communications, continue to influence customer priorities in the markets we serve.

Operationally, we are also monitoring the effects of regional geopolitical conditions in Israel, which have led to periodic adjustments in transportation routes, supply‑chain logistics, and workforce availability. While these factors have not materially affected our operations to date, the environment remains dynamic, and we continue to manage and evaluate potential implications for production, logistics, and customer deliveries. For additional discussion of risks and uncertainties that could impact these trends, see Item 3.D, Risk Factors.

E.	Critical Accounting Estimates

The preparation of the consolidated financial statements in conformity with U.S. Generally Accepted Accounting Principles (U.S. GAAP) requires us to make estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Main areas that require significant estimates and assumptions by us include contract costs, revenues (including variable consideration, determination of contracts duration, establishing stand-alone selling price for performance obligations), application of percentage-of-completion accounting, impairment of inventories, impairment and useful life of long-lived assets, goodwill impairment, valuation allowance in respect of deferred tax assets, uncertain tax positions, accruals for estimated liabilities, including litigation and insurance reserves, contingent considerations and intangibles from business combination transaction and stock-based compensation. We base our estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of the financial information included in this annual report.

Revenues. For further details, see note 2(m) in our consolidated financial statements, which appear elsewhere in this Annual Report.

Income Taxes.

For further details, see note 2(s) in our consolidated financial statements, which appear elsewhere in this Annual Report.

Inventory Valuation. For further details, see note 2(g) in our consolidated financial statements, which appear elsewhere in this Annual Report.

Goodwill. For further details, see note 2(k) in our consolidated financial statements, which appear elsewhere in this Annual Report.

Intangible assets. For further details, see note 2(i) in our consolidated financial statements, which appear elsewhere in this Annual Report.

In the years ended December 31, 2025, 2024 and 2023 we performed assessments to continue to support our conclusion that no impairment of goodwill was required for any of our reporting units.

Contingencies. Liabilities related to legal proceedings, demands and claims are recorded in accordance with ASC 450, “Contingencies”, or ASC 450, which defines a contingency as “an existing condition, situation, or set of circumstances involving uncertainty as to possible gain or loss to an enterprise that will ultimately be resolved when one or more future events occur or fail to occur.” In accordance with ASC 450, accruals for exposures or contingencies are being provided when the expected outcome is probable and when the amount of loss can be reasonably estimated. It is possible, however, that future results of operations for any particular quarter or annual period could be materially affected by changes in our assumptions, the actual outcome of such proceedings or as a result of the effectiveness of our strategies related to these proceedings. For further details, see note 2(l) in our consolidated financial statements, which appear elsewhere in this Annual Report.

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

The following table sets forth the name, age, position(s), and a brief account of the business experience of each of the directors and executive officers as of March 10, 2026:

Name	Age	Position
Amiram Boehm	54	Chairman of the Board of Directors
Adi Sfadia	55	Chief Executive Officer
Amir Ofek (3)(4)(5)	49	Director
Aylon (Lonny) Rafaeli (2)(3)(4)	72	Director
Dafna Sharir (1)(3)(4)	58	Director
Elyezer Shkedy (1)(2)(4)(5)(6)	69	External Director
Amikam (Ami) Shafran (1)(2)(4)(5)(6)	71	External Director
Dana Porter Rubinshtein (3)	53	Director
Hilla Haddad Chmelnik (1)(2)(4)(5)(6)	42	External Director
Gil Benyamini	52	Chief Financial Officer
Ron Levin	50	President, Gilat Commercial Division
Gilad Landsberg	46	President, Gilat Defense Division
Arieh Rohrstock	51	President, Gilat Peru Division
Lior Moyal	48	Chief People Officer
Hagay Katz	66	Chief Product and Marketing Officer
Aharon Mullokandov	42	Chief R&D Officer
Doron Kerbel	54	Chief Legal Officer & Corporate Secretary
Ronen (Roni) Stoleru	55	Chief Corporate Development Officer

(1)	Member of our Audit Committee.

(2)	Member of our Compensation Committee.
(3)	Member of our Nomination and ESG Committee.
(4)	“Independent Director” under the applicable NASDAQ Marketplace Rules and the applicable rules of the SEC (see explanation below).
(5)	“Independent Director” under the applicable Israeli law (see explanation below).
(6)	“External Director” as required by the Companies Law (see explanation below)

Amiram Boehm has served on our Board of Directors since December 2012 and as Chairman of the Board since March 2023. From 2004 through November 2022, Mr. Boehm had been a Partner in the FIMI Opportunity Funds, Israel’s largest group of private equity funds. In February 2023, Mr. Boehm was appointed as Chairman of the Board of BrainsWay Ltd. (NASADQ and TASE), and between May 2023 and October 2025, Mr. Bohem was a member of the Board of Directors of Leumi Partners. While he was a Partner in the FIMI Opportunity, Mr. Boehm served as the Chairman of the Board of  director of DelekSon Ltd. and a director at, Hadera Paper Ltd. (TASE), Rekah Pharmaceuticals Ltd. (TASE), KAMADA Ltd. (NASDAQ and TASE), TAT Technologies Ltd. (NASDAQ and TASE), PCB Technologies Ltd. (TASE), and Galam Ltd. Mr. Boehm previously served as the Managing Partner and Chief Executive Officer of FITE GP (2004), and as a director among others of Ormat Technologies Inc. (NYSE, TASE), Scope Metal Trading, Ltd. (TASE), Inter Industries, Ltd. (TASE), NOVOLOG (Pharm-Up 1966) Ltd. (TASE), Global Wire Ltd. (TASE), Telkoor Telecom Ltd. (TASE), Dimar Cutting Tools Ltd and Solbar Industries Ltd. (previously traded on the TASE). Prior to joining F1IMI, from 1999 until 2004, Mr. Boehm served as Head of Research of Discount Capital Markets, the investment arm of Israel Discount Bank. Mr. Boehm holds a B.A. degree in Economics and a LL.B. degree from Tel Aviv University, Israel and a Joint M.B.A. degree from Northwestern University and Tel Aviv University, Israel.

Adi Sfadia has served as our Chief Executive Officer since November 2020. Prior to that, Mr. Sfadia served as Interim Chief Executive Officer from July 2020 and as our Chief Financial Officer since November 2015. Prior to joining Gilat, Mr. Sfadia served as CFO of Starhome Ltd., a Fortissimo Capital owned company, from January 2013. From 2008 to 2013, Mr. Sfadia served as CFO of Radvision Ltd. (previously traded on NASDAQ and TASE). From 2004 until 2008, Mr. Sfadia served as Radvision’s Corporate Controller and Vice President of Finance. Prior to that, Mr. Sfadia served in several senior financial positions at Israeli companies, where he gained wide financial and managerial experience. Mr. Sfadia served five years in a public accounting firm Kost Forer Gabbay & Kasierer, a member of EY Global. Mr. Sfadia is a Certified Public Accountant (Israel) and holds a B.A. degree in Business Administration and an M.B.A. degree (magna cum laude) from The College of Management in Tel Aviv and Rishon Lezion, and is a Certified Public Accountant in Israel.

Hilla Hadad Chmelnik has served on our Board of Directors since August 2025. Ms. Hadad Chmelnik is a senior executive with extensive experience in the public and private sectors, specializing in strategic leadership of complex projects in the fields of innovation, transportation, and space technologies. Since May 2023, she has served as Co-Founder and Chief Strategy Officer of Moonshot, a startup developing an innovative electromagnetic launcher for raw materials and cargo to space. Ms. Hadad Chmelnik also led strategic and fundraising efforts at DOTS, an agri-tech company and since August 2023 has served as an external director at NextGen Biomed Ltd. (TASE). From November 2021 to February 2023, Ms. Hadad Chmelnik served as the Director-General of the Israeli Ministry of Innovation, Science, and Technology. Prior to that, she held senior roles at Israel National Roads Company and the Ministry of Transport, including Vice President of Strategy and Innovation and Head of the National Infrastructure Directorate. Earlier in her career, she held key positions in Israel’s Ministry of Defence. Ms. Hadad Chmelnik holds a B.Sc. degree in Aerospace Engineering from the Technion, an M.A. in Diplomacy and an MBA from Tel Aviv University, and an M.A. degree in Public Policy from the Hebrew University of Jerusalem.

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

Dana Porter Rubinshtein has served on our Board of Directors since August 2025. Ms. Porter Rubinshtein has more than 20 years of professional experience as a marketing, product and strategy executive in the high-tech industry. Ms. Porter Rubinshtein had served as a Board member of Rafael Advanced Defense Systems Ltd. between 2015 and 2017, and as a Board observer of Inception XR between May 2022 and March 2025, an XR platform which she co-founded in 2016 and was later sold to a training company for the healthcare industry. Ms. Porter Rubinshtein also serves on the Advisory Board of Sapiens International Corp NV (NASDAQ: SPNS) since February 2023, and as a Board member at Elem, Israel’s leading non-profit supporting youth in distress, since May 2021. Prior to that, Ms. Porter Rubinshtein held senior management positions, including Head of Strategy and Marketing at the ILDC of Microsoft Corporation (NASDAQ: MSFT) between 2013 and 2016, and as Chief Marketing Officer of Amdocs Limited (NASDAQ: DOX) between 2010 and 2013, and other senior roles at Amdocs between 2003 and 2010. Prior to Amdocs, Ms. Porter Rubinshtein was an international consultant at Deloitte and Teffen. Ms. Porter Rubinshtein holds a B.Sc. degree in Industrial Engineering from Ben-Gurion University and an MBA degree from New York University (NYU).

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

Dafna Sharir has served on our Board of Directors since May 2016. Since 2005, Ms. Sharir has served as an independent consultant in the areas of mergers and acquisitions and business development. Ms. Sharir has served as a director of Ormat Technologies Inc. (NYSE, TASE) since 2018, and as a director of Cognyte Software Ltd (NASDAQ, TASE) since 2022. She served as Senior Vice President Investments of Ampal Corp. between 2002 and 2005. Before that she served as Director of Mergers and Acquisitions at Amdocs (until 2002). Between 1994 and 1996, Ms. Sharir worked as a tax attorney with Cravath, Swaine & Moore in New York. Ms. Sharir is a director of Ormat Technologies Inc., Minute Media Inc. and served in the past as a director of Frutarom Industries Ltd. Ms. Sharir holds a B.A. degree in Economics and a LL.B degree, both from Tel Aviv University, a LL.M. degree in Tax Law from New York University and M.B.A. degree from INSEAD.

Major General (ret.) Elyezer Shkedy, has served on our Board of Directors since June 2017. Mr. Shkedy is a business development manager and consultant. From January 2010 to March 2014, Mr. Shkedy was the Chief Executive Officer of El-Al Israel Airlines. Prior to joining El-Al, Mr. Shkedy served as Commander of the Israeli Air Force, from April 2004 until May 2008, after a long career as a fighter pilot, and several command positions in the Israeli Air Force. Mr. Shkedy serves as an outside director in Ashtrom Group Ltd. (TASE), and is a member of managing boards at several other non-profit companies and organizations. Previously, in 2018- 2019, Mr. Shkedy served as board member in Paz Oil Company, Ltd. (TASE), and between 2015 – 2020 served as chairman of the board (pro bono) at Osim Shinui Shamaym Vearetz Ltd., a company for a public cause. Mr. Shkedy holds an M.A. degree (with distinction) in Systems Management from NPS, the Naval Postgraduate School in Monterey, California and a B.Sc. degree in Mathematics and Computer Science (with distinction) from Ben Gurion University.

Major General (ret.) Amikam (Ami) Shafran, has served on our Board of Directors since January 2021. Mr. Shafran has since 2018 served as a venture partner at Moneta Capital. Since 2020 through October 2024, Mr. Shafran has served as director at Gencell (TASE). Since 2013, Mr. Shafran has served as the head of the Cyber Innovation Center at Ariel University and since 2021 as Chairman of the Executive Committee of the University. Mr. Shafran served as Chairman of the Board at Native Alpha Cybertech Management Ltd. during 2021. From 2006 through 2011, Mr. Shafran served as Commander of the information, communications and cyber command (C4I of the Israel Defense Force). In 2002, Mr. Shafran served as head of the research and development unit of the Israeli Ministry of Defense, MAFAT (chief of science) and chief of staff of the Ministry of Defense and the Research and Development Attaché at the Israeli Embassy in Washington D.C. Mr. Shafran had also served as director of Rafael Advance Defense Systems Ltd. for three years and as a director at ISI - ImageSat International N.V. Since 2017, Mr. Shafran serves as a director of Paz Group (TASE), as a non-executive chair of Elsight (Australian Stock Exchange or ASX), and as head of the advisory board at Security Matters (ASX). Mr. Shafran has served as Chairman of the Board of Pazkar Ltd. and Paz Lub Ltd., as a member of the board of directors of Waterfall Security Solutions, and as President of Enigmatos Ltd., an automotive cyber security company and other non-public companies. Mr. Shafran holds a B.Sc. degree in Electrical Engineering from the Ben Gurion University and a M.B.A. degree from the Tel Aviv University.

Gil Benyamini has served as our Chief Financial Officer since February 2022. From November 2017 through January 2022, Mr. Benyamini served as CFO at Panaxia Pharmaceutical Industries (TASE). From 2009 through 2016, Mr. Benyamini served as CFO at Walla Communications, and from 2006 until 2009 served as CFO at Exent Technologies. Mr. Benyamini also held finance positions at Tecnomatix Technologies (previously traded on NASDAQ) and served four years in a public accounting firm  PwC, Israel. Mr. Benyamini is a Certified Public Accountant (Israel) and holds a B.A. degree in economics, statistics and operations research, a B.A. degree in accounting and an M.B.A. (major in finance) degree, all from Tel-Aviv University.

Ron Levin has served as President of our Commercial Division since January 2025. Previously, Mr. Levin served as our Chief Commercial Officer since March 2023, as our Chief Operations Officer from August 2021 until March 2023, and as Vice President, Mobility and Global Accounts since 2016. Prior to joining our company, he headed Strategic Sales at ECI Telecom, a leading telecom equipment provider. Previously, Mr. Levin headed product management at Jungo Software Technologies, a software company of home and small business gateways, which was later acquired by NDS and Cisco. Mr. Levin holds a M.Sc. degree in Management from the University of Tel Aviv and a B.Sc. degree in Computer Engineering from the Technion, Israel Institute of Technology.

Gilad Landsberg has served as President of our Defense Division since January 2025. Previously, Mr. Landsberg served as our Chief Operations Officer since June 2023. Mr. Landsberg is a multi-dimensional executive with over 20 years of business, technical and management experience. Previously, Mr. Landsberg served from 2020 until June 2023 as Vice President, Head of the Tactical & MALE UAS Division of Aeronautics Ltd., a world leader in designing, developing and manufacturing Unmanned Aerial Systems (UAS) for the global defense and HLS markets.  Previously, until 2020 Mr. Landsberg spent over 15 years at RAFAEL Advanced Defense Systems Ltd., in various leadership roles, among others, Director, Head of a Business Unit. Mr. Landsberg holds a B.S.c degree in Industrial and Management Engineering, specializing in Information Technology from the Technion, Israel Institute of Technology.

Arieh Rohrstock has served as President of our Gilat Peru Division Since January 2025. Mr. Rohrstock joined Gilat Satellite Networks in 1998. Since 2008 he has served as General Manager of Gilat Peru. Previously, Mr. Rohrstock has held the positions of COO of Spacenet Rural, COO of Gilat Latin America, and Planning and Development Manager, among other management positions.  Mr. Rohrstock is an electronic engineer from Ort Brauda University, Israel.

Lior Moyal has served as our Chief People Officer since July 2020. Prior to that and since March 2017, Ms. Moyal served as Director of Human Resources of Wavestream, our U.S. based subsidiary, and before that, as our Global Organization Development Manager & HR Business Partner since January 2016. Prior to joining our company, Ms. Moyal was HR Business Lead at Amdocs after serving in several positions since 2002, and served as a Human Capital Captain in the IDF before that. Ms. Moyal holds an M.A. degree in Organization Development from the Polytechnic University Israeli Branch and B.A. degree in Social Science from the Open University.

Hagay Katz has served as our Chief Product and Marketing Officer since August 2021. Prior to that and since 2017, Mr. Katz served as VP Strategic Accounts - Cyber Security at Allot Communications (NASDAQ – ALLT). Previously, he served as our Head of the VSAT Line of Business. Earlier in his career, Mr. Katz held senior positions in Sales, Marketing and Product Management at Modu Mobile, PacketLight Networks, which he co-founded, and Telstra Research Laboratories. Mr. Katz started his career in an elite technology unit of the IDF and is a co-author of nine granted patents. Mr. Katz holds B.Sc. and M.Sc. degrees in Electronic Engineering from Tel-Aviv University and an M.B.A. degree from Monash University.

Aharon Mullokandov has served as our Chief R&D Officer since January, 2024, and prior to that as our Senior Vice President for R&D since May 2022. Prior to joining our company, Mr. Mullokandov served as Vice President Global R&D Cyber Security at Allot Communications (Nasdaq – ALLT). Before joining Allot, Mr. Mullokandov was the Head of Global Customer Service at Here Mobility. Prior thereto, Mr. Mullokandov served as the Head of the Drive Division at Servotronix Motion Control. Mr. Mullokandov began his career at Gilat, serving in many different positions over a nine-year period, including Assistant Vice President, Global Cloud Operations Services, R&D Director, Global QA, and System Engineering. Mr. Mullokandov holds a Bachelor of Science (B.Sc.) degree in Electrical, Electronics and Communications Engineering from Ariel University.

Doron Kerbel has served as our Chief Legal Officer and Corporate Secretary since September 2025 and has served as our General Counsel and Corporate Secretary since September 2022. Prior to joining our company Mr. Kerbel served from 2015 to September 2022 as General Counsel and Company Secretary at Senstar Technologies Ltd. (NASDAQ - SNT), previously known as Magal Security Systems Ltd. From 2007 to 2015, Mr. Kerbel served as legal counsel at Elbit Systems Ltd. (TASE and NASDAQ). From 2003 to 2005, Mr. Kerbel served as a senior legal counsel for international law at Israel's embassy to the Hague. Mr. Kerbel also served as an associate in prominent Israeli law firms. Mr. Kerbel holds a LL.B. degree from the Richman University and a LL.M degree in public international law (with distinction) from the University of Amsterdam.

Ronen (Roni) Stoleru has served as our Chief Corporate Development Officer since August 2023. Mr. Stoleru joined our company over 26 years ago. Prior to his role as Senior Vice President, Mr. Stoleru held a variety of senior positions in product management, technical marketing, sales, and corporate business development. Before joining Gilat, Mr. Stoleru served as an officer in the Israeli Air-Force (IAF), working as a Project Officer in RAFAEL Advanced Defense Systems Ltd. Mr. Stoleru holds a Master of Business Administration degree with a major in Information Systems and Technologies Management from Tel Aviv University and a Bachelor of Science degree in Electrical Engineering from Ben Gurion University.

B.	Compensation of Directors and Officers

The following table sets forth the aggregate compensation paid to or accrued on behalf of all of our directors and officers as a group for the year ended December 31, 2025:

	Salaries, Fees, Directors’ Fees, Commissions and Bonuses (1)	Amounts Set Aside for Pension, Retirement and Similar Benefits
All directors and officers as a group (18 persons) (2)	$7,382,334	$603,213

(1)
Includes bonuses and equity-based compensation accrued in 2025, but does not include business travel, professional and business association dues and expenses reimbursed to our directors and officers, and other benefits commonly reimbursed or paid by companies in Israel.

In accordance with Israeli law requirements, the table below sets forth the compensation paid to our five most highly compensated senior office holders (as defined in the Companies Law) with respect to the year ended December 31, 2025, in accordance with the expenses recorded in our financial statements for the year ended December 31, 2025. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, and in accordance with the above-mentioned securities regulations, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation.

Summary Compensation

Information Regarding the Covered Executive in U.S. dollars (1)
Name and Principal Position	Base Salary	Benefits and Perquisites(2)	Variable Compensation(3)	Equity-Based Compensation(4)	Total
Adi Sfadia, CEO	438,613	89,007	386,613	549,571	1,463,804
Gilad Landsberg, President, Defense Division	308,709	63,134	149,541	180,292	701,676
Ron Levin, President, Commercial Division	276,342	73,979	144,789	165,153	660,263
Amiram Boehm, Chairman of the Board of Directors	176,695	-	141,066	341,772	659,533
Aharon Mullokandov, Chief R&D Officer	256,150	59,063	140,593	199,400	655,206

(1)	All amounts reported in the table are in terms of cost to our company, as recorded in our financial statements.

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

(3)
Amounts reported in this column refer to Variable Compensation, such as commissions, incentives, and bonus payments payable upon conditions met in the year ended December 31, 2025, and recorded in our financial statements.

(4)
Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2025, with respect to equity-based compensation granted to the Covered Executive.

In accordance with the approval of our shareholders and in accordance with Israeli corporate law regarding compensation of external directors, each of our non-employee directors and external directors (all of our current directors except for our Chairman of the Board of Directors) is entitled to receive annual compensation payable quarterly of approximately NIS 93,690 (approximately $25,250), and an additional fee of approximately NIS 1,924 (approximately $519) for each board or committee meeting attended. In addition, Board members are compensated for video or telephone participation in board and committee meetings in an amount of 60% of what would be received for physical attendance and for written resolutions in an amount equal to 50% of same. All the above amounts are linked to changes in the Israeli consumer price index as of September 2014 and subject to changes in the amounts payable pursuant to Israeli law from time to time.

As of December 31, 2025, our directors and executive officers, as a group, consisting of 18 persons, held, in the aggregate, 468,000 Restricted (Performance) Share Units, or RSUs. The RSUs were granted under our 2008 Option Plan and vest over four years. As of December 31, 2025, our directors and executive officers, as a group, held options to purchase an aggregate of 1,255,416 ordinary shares, with exercise prices ranging from $5.53 to $11.0 (adjusted for dividend distributions in April 2019, December 2020, and January 2021). Generally, the options granted to our directors, vest ratably each quarter over a three-year, except in the case of the grant to our Chairman of the Board of Directors, in which the options vest over a four-year period. The options granted to our executive officers vest over a four-year period. The options will expire between 2027 and 2031. All of such options were awarded under our stock option plans described in Item 6E - “Directors, Senior Management and Employees - Share Ownership - 2008 Share Incentive Plan”.

Chairman Services. Mr. Boehm has served as Chairman of our company's Board of Directors since March 2023. Mr. Boehm is entitled to: (i) a monthly fee in the amount of NIS 50,000 (approximately $15,920), which includes the cash value of various fringe benefits (which is equal to the employer’s cost that would have been incurred by us for such benefits if the Chairman served in an employee status), and (iii) office space and secretarial assistance and reimbursement for out-of-pocket expenses incurred by him in connection with his service. Mr. Boehm is also entitled to an annual cash bonus of up to NIS 300,000 (approximately $95,500) for the years 2023 to 2026, upon achievement of a threshold of 80% of the company’s target operating profit metric. Additionally, Mr. Boehm is eligible for an annual overachievement bonus of up to NIS 150,000 (approximately $47,750). Mr. Boehm was granted options to purchase 500,000 of our ordinary shares, with an exercise price of $5.85 per share. The options were granted under our 2008 Option Plan and are subject to a four-year vesting period. The options remain exercisable for 12 months following cessation or termination of service (other than for cause) and are subject to acceleration upon a change in control event. The options will expire on the sixth anniversary of the date of the grant.

CEO. Mr. Sfadia has served as our Chief Executive Officer since November 2020. Since April 2024, Mr. Sfadia is entitled to a monthly salary of NIS 125,000 (approximately $39,800) and fringe benefits, including social benefits, annual vacation, and reimbursement of expenses, and an education fund payment (employee and employer) with respect to 50% of his full monthly salary. Mr. Sfadia is also entitled to an annual cash bonus plan of six (6) base monthly salaries for the years 2024 to 2026, upon achievement of a threshold of 80% of the company’s target operating profit metric (with 85% attributable measurable quantitative performance as example Adjusted EBITDA and Booking targets and 15% attributable to non-measurable quantitative performance targets, each as set by the Compensation Committee and the Board at the beginning of the applicable fiscal year). Additionally, Mr. Sfadia may be eligible for an overachievement bonus of up to four (4) base monthly salaries. In January 2021, Mr. Sfadia was granted options to purchase 400,000 ordinary shares at an exercise price of $6.22 per share (following a subsequent adjustment due to the distribution of a $0.63 per share cash dividend in 2021). The options were granted under our 2008 Option Plan and will vest over a period of four years. The options will remain exercisable for 12 months following cessation or termination of service (other than for cause). All options are subject to acceleration upon a change in control event. The options will expire on the sixth anniversary of the date of the grant. In February 2023, Mr. Sfadia was granted options to purchase 100,000 ordinary shares at an exercise price of $5.68 per share, with similar terms as described above, which grant was approved by the Company’s shareholders in June 2023. In February 2025, Mr. Sfadia was granted 180,000 Restricted (Performance) Share Units, or RSUs, which grant was approved by the Company’s shareholders in August 2025. The RSUs were granted under our 2008 Option Plan and will vest over a period of four years. In February 2026 Mr. Sfadia was granted 10,180 RSUs. The RSUs were granted under our 2008 Option Plan and will vest over a period of four years and are still subject to the approval of the Company’s shareholders. All RSUs are subject to acceleration upon a change in control event.

In accordance with the Israeli Companies Law, we adopted an Executive Compensation Policy for our executive officers and directors. The purpose of the policy is to describe our overall compensation strategy for our executive officers and directors and to provide guidelines for setting their compensation, as prescribed by the Israeli Companies Law. In accordance with the Israeli Companies Law, the Executive Compensation Policy must be reviewed and readopted at least once every three years. The policy was last amended in August 2025.

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

Election of Directors

Our Articles of Association provide that our Board of Directors shall consist of not less than five and not more than nine directors as shall be determined from time to time by a majority vote at the general meeting of our shareholders. Our shareholders resolved to set the size of our Board of Directors at eight members, including two external directors. Our Board currently consists of eight members, including three external directors.

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

In addition, an individual may not be appointed as an external director in a company that does not have a controlling shareholder, in the event that he has an affiliation, at the time of his appointment, to the chairman, chief executive officer, a 5% shareholder, or the chief financial officer. An individual may not be appointed as an external director if his relative, partner, employer, supervisor, or an entity he controls, has other than negligible business or professional relations with any of the persons with which the external director himself may not be affiliated.

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

The term of office of external directors of Israeli companies traded on certain foreign stock exchanges, including the NASDAQ Global Select Market, may be further extended, indefinitely, in increments of additional three-year terms, in each case provided that, in addition to re-election in such manner described above, (i) the audit committee and subsequently the board of directors of the Company confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the re-election for such additional period is beneficial to the Company, and (ii) prior to the approval of the re-election of the external director, the Company’s shareholders have been informed of the term previously served by such nominee and of the reasons why the board of directors and audit committee recommended the extension of such nominee’s term.

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

Our Board of Directors currently has three external directors under Israeli law: Mr. Ami Shafran, whose term expires in May 2027, Mr. Elyezer Shkedy, whose term expires in June 2026 and Ms. Hilla Haddad Chmelnik, whose term expires in August 2028.

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

Our Audit Committee consists of Mr. Shafran, Ms. Sharir, Mr. Shkedy, and Ms. Hilla Haddad Chmelnik. All of the members of our Audit Committee satisfy the respective “independence” requirements of the Securities and Exchange Commission and NASDAQ, and the composition of our Audit Committee satisfies the audit committee composition requirements of the Israeli Companies Law. Our Board of Directors has determined that Ms. Haddad Chmelnik, Mr. Shafran, and Mr. Shkedy qualify as Audit Committee financial experts, as required by the rules of the Securities and Exchange Commission and NASDAQ.

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

Our Compensation Committee consists of Mr. Shafran, Mr. Shkedy, Ms. Haddad, and Mr. Rafaeli. All of the members of our Compensation Committee are independent directors, within the meaning of NASDAQ rules, and the composition of our Compensation Committee complies with the compensation committee composition requirements of the Israeli Companies Law.

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

Our ESG and Nomination Committee consists of Mr. Rafaeli, Ms. Sharir, Mr. Ofek, and Ms. Porter Rubinshtein.

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

Israeli Regulations

Pursuant to the Israeli Companies Law Regulations, an Israeli company traded on NASDAQ that does not have a “controlling shareholder” (as defined in the Israeli Companies Law), such as our company, is able to elect not to appoint External Directors to its Board of Directors and not to comply with the Audit Committee and Compensation Committee composition and chairman requirements of the Israeli Companies Law (as described above); provided, the company complies with the applicable NASDAQ independent director requirements and the NASDAQ Audit Committee and Compensation Committee composition requirements.

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

Israeli Securities Authority Administrative Enforcement

Under the Securities Law, the Israeli Securities Authority, or ISA, may take certain administrative enforcement actions against a company or a person, including a director, officer or shareholder of a company, if carrying out certain transgressions designated in the Securities Law.

The Securities Law also requires that the chief executive officer of a company supervise and take all reasonable measures to prevent the company or any of its employees from breaching certain provisions of the Securities Law. The chief executive officer is presumed to have fulfilled such supervisory duty if the company adopts internal enforcement procedures designed to prevent such breaches, appoints a representative to supervise the implementation of such procedures and takes measures to correct the breach and prevent its reoccurrence. The ISA is authorized to impose fines on any person or company breaching certain provisions designated under the Companies Law.

We have adopted several codes and policies, which contain various corporate governance principles, including a Code of Ethics (which includes Whistle Blower procedures), Insider Trading Policy and a Policy Prohibiting Bribery and Corruption, all of which are available on our website at www.gilat.com. See “Item 16B – Code of Ethics” of this Annual Report.

D.	Employees

We consider our employees our most valuable asset. We offer competitive compensation and comprehensive benefits to attract and retain our employees. The remuneration and rewards include retention through share-based compensation and performance-based bonuses to our key employees.

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

As of December 31, 2025, we had 1,159 full-time employees, including 370 employees in engineering, research and development, 367 employees in manufacturing, operations and technical support, 87 employees in marketing and sales,119 employees in administration and finance and 216 in other departments. Of these employees, 283 were based in our facilities in Israel, 293 were employed in the U.S., 276 were employed in Latin America, and 307 were employed in Asia, the Far East, and other parts of the world.

As of December 31, 2024, we had 1,118 full-time employees, including 339 employees in engineering, research and development, 348 employees in manufacturing, operations and technical support, 86 employees in marketing and sales, 110 employees in administration and finance and 235 in other departments. Of these employees, 306 were based in our facilities in Israel, 279 were employed in the U.S., 293 were employed in Latin America, and 240 were employed in Asia, the Far East, and other parts of the world.

As of December 31, 2023, we had 1,183 full-time employees, including 346 employees in engineering, research and development, 436 employees in manufacturing, operations, and technical support, 81employees in marketing and sales, 108 employees in administration and finance, and 212 employees in other departments. Of these employees, 313 were based in our facilities in Israel, 228 were employed in the U.S. (including 82 employed by DataPath), 319 were employed in Latin America, and 324 were employed in Asia, the Far East, and other parts of the world.

We also utilize temporary employees, as necessary, to supplement our manufacturing and other capabilities.

We provide our employees worldwide with benefits in accordance with applicable labor laws, and we operate under diverse labor practices across the jurisdictions in which we do business. In Israel, although neither our employees nor we are party to collective bargaining agreements and our workforce is not unionized, certain provisions of nationwide collective agreements, extended by the Israeli Minister of Economy and Industry, apply to all Israeli employees. These provisions address matters such as working hours, minimum wages, pension contributions, work-related injury insurance, dismissal procedures, and severance terms, and may be updated from time to time. Under Israeli law, employees are generally entitled to severance pay upon termination, certain resignations, or death, and we fund most of our severance obligations through monthly contributions to approved severance funds or insurance policies, with any remainder recorded as a long‑term liability. Israeli employees and employers are also required to contribute to the National Insurance Institute, similar to U.S. Social Security. Our permanent employees in Israel typically receive life and pension insurance that provides customary retirement and severance-related benefits.

Our U.S. subsidiaries sponsor a retirement plan for eligible employees. Their 401(k) Plan is a “safe harbor” 401(k) Plan and allows eligible employees to defer compensation up to the maximum amount allowed under the current Internal Revenue Code. As a “safe harbor” plan, our U.S. subsidiary must make a mandatory contribution to the 401(k) Plan to satisfy certain non-discrimination requirements under the Internal Revenue Code. This mandatory contribution is made for all eligible employees. In addition to 401(k) Plan, our U.S subsidiaries provides healthcare and life insurance coverage to all eligible employees.

E.	Share Ownership

Beneficial Ownership of Executive Officers and Directors

None of our directors and executive officers beneficially owns more than 1% of our outstanding shares.

As of December 31, 2025, our directors and executive officers as a group (18 persons) held options to purchase 1,255,416 of our ordinary shares under our share option plan (described below), exercisable at a weighted average exercise price of $6.93 per share (adjusted for the distribution of dividends in April 2019, December 2020, and January 2021). These options have expiration dates ranging from 2027 to 2031. As of December 31, 2025, our directors and executive officers held, in the aggregate, 468,000 Restricted (Performance) Share Units, or RSUs. The RSUs were granted under our 2008 Option Plan and vest over four years.

2008 Share Incentive Plan

In October 2008, our Board of Directors adopted the 2008 Stock Incentive Plan, or the 2008 Plan, for issuance of options, restricted share units, or RSUs, and other forms of equity-based awards to our directors, officers, consultants, and employees. The term of the 2008 Plan had been extended in October 2015 and subsequently in August 2025 until October 28, 2035. Our Board of Directors also adopted a sub-plan to enable qualified optionees certain tax benefits under the Israeli Income Tax Ordinance. Following increases approved by our Board of Directors, the total number of ordinary shares reserved for issuance of options under the 2008 Plan, as of December 31, 2025, is 15.99 million shares. As of December 31, 2025, we have granted options to purchase 10.5 million ordinary shares under the 2008 Plan (excluding options that were granted and cancelled), pursuant to which 3.9 million ordinary shares have been issued as of December 31, 2025. As of December 31, 2025, we had outstanding options to purchase 5.0 million ordinary shares, with exercise prices ranging from $4.92 to $11 per share (adjusted due to the distribution of dividends in April 2019, December 2020, and January 2021).  Such options expire at various times through March 2026 to August 2031.  As of December 31, 2025, there were 1.18 million outstanding Restricted (Performance) Share Units, or RSUs, under this plan.

In February 2019, the 2008 Plan was amended to include a dividend adjustment, whereby unless otherwise is resolved by the Board of Directors, the exercise price of each outstanding share option (whether vested or not) (as such term is defined in the 2008 Plan), shall be reduced by an amount equal to the cash dividend per share distributed on the applicable distribution date. Following the dividend distribution in April 2019, the exercise price of each outstanding share option was reduced by $0.45, and following the dividend distributions in December 2020 and January 2021, the exercise price of each outstanding share option was reduced by $0.36 and $0.63, respectively. In addition, the amendment stipulates that the administering committee may apply a “net exercise” payment method, whereby a certain number of ordinary shares to which a participant is entitled may be withheld according to the formula set forth in the amendment.

The term of options and RSUs granted under the 2008 Plan is six years, subject to the terms of the specific plan and grant letter.

Options granted under the 2008 Plan to our executives generally vest over a four-year period. RSUs granted under the 2008 Plan to our executives generally vest over four-year or three-year periods. Equity incentives granted under the 2008 Plan to our directors generally vest ratably each quarter over a three-year period, except for the grant to our Chairman of the Board of Directors, which vests over a four-year period.

The purpose of the 2008 Plan is to enable us to attract and retain qualified persons as employees, officers, directors, consultants, and advisors, and to motivate such persons by providing them with equity participation in our company. The Section 102 Plans are designed to afford qualified optionees certain tax benefits under the Israeli Income Tax Ordinance.

The 2008 Plan is administered by the Compensation Committee appointed by our Board of Directors. The Compensation Committee recommends to our Board, or in case of office holders, approves, the persons entitled to receive options and RSUs, the terms and conditions on which options or rights to purchase are granted, and the number of shares subject thereto. The grants of options and RSUs are approved by our Board.

Options and RSUs issued pursuant to the 2008 Plan may be granted to our and our subsidiaries’ directors, officers, consultants and employees. Pursuant to the terms of the 2008 Plan, the exercise price of incentive share options must be not less than the closing price of our ordinary shares on NASDAQ on the date of grant of the options or, if the closing price is not quoted on such date, on the preceding trading day.

Options and RSUs are exercisable, and restrictions on the disposition of shares lapse, according to the terms of the applicable plan and of the individual agreements under which such options or RSUs were granted or awards issued.

F.	DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

ITEM 7:	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares, as of March 10, 2026, by each person who we believe beneficially owns 5% or more of our outstanding ordinary shares and all of our directors and executive officers as a group.

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. The percentage ownership of each such person is based on the number of ordinary shares outstanding as of March 10, 2026, and includes the number of ordinary shares underlying options and RSUs that are exercisable within sixty (60) days from the date of March 10, 2026. Ordinary shares subject to these options and RSUs are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options and RSUs, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person. The information in the table below is based on 75,470,948 ordinary shares outstanding as of March 10, 2026. Each of our outstanding ordinary shares has identical rights in all respects. The information in the table below with respect to the beneficial ownership of shareholders is based on the public filings of such shareholders with the SEC through March 10, 2026, and information provided to us by such shareholders.

Name	Number of Shares	Percent
Phoenix Financial Ltd. (1)	8,325,123	11.38%
Migdal Insurance and Financial Holdings Ltd.(2)	7,800,503	10.66%
Yelin Lapidot Holdings Management Ltd.(3)	5,175,188	7.08%
Clal Insurance Enterprise Holdings (4)	4,084,120	5.58%
Harel Insurance Investments & Financial Services Ltd. (5)	3,873,305	5.29%
All directors and executive officers as a group (18 persons) (6)	1,484,759	1.97%

(1)
Based on Schedule 13G/A filed on January 27, 2026, with the SEC by Phoenix Financial Ltd.. The ordinary shares reported are beneficially owned by various direct or indirect, majority or wholly owned subsidiaries of Phoenix Financial Ltd. (the "Subsidiaries"). The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions. The principal office of Phoenix Holdings Ltd. is 53 Derech Hashalom Drive, Givataim, 53454, Israel.

(2)
Based on Schedule 13G filed on February 16, 2026, with the SEC by Migdal Insurance & Financial Holdings Ltd. The securities reported herein are beneficially owned by various direct or indirect, majority or wholly owned subsidiaries of Migdal Insurance & Financial Holdings Ltd. (the "Subsidiaries"), such as Migdal Insurance Company Ltd., Migdal Sal Domestic Equities, Migdal Makefet Pension & Provident Funds Ltd., and Migdal Mutual Funds Ltd.. The Subsidiaries manage their own funds and/or the funds of others, including for holders of various insurance policies, members of pension or provident funds, unit holders of mutual funds, portfolio management clients and their nostro accounts. Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions. The principal office of Migdal Insurance & Financial Holdings Ltd. is 4 Efal Street; P.O. Box 3063; Petach Tikva 49512, Israel.

(3)
Based on Schedule 13G filed on December 31, 2025, with the SEC by Yelin Lapidot Holdings Management Ltd.. The securities reported herein are beneficially owned by provident funds managed by Yelin Lapidot Provident Funds Management Ltd. and/or mutual funds managed by Yelin Lapidot Mutual Funds Management Ltd. (the "Subsidiaries"), each a wholly-owned subsidiary of Yelin Lapidot Holdings Management Ltd. ("Yelin Lapidot Holdings"). Mr. Yelin owns 24.38% of the share capital and 25.00% of the voting rights of Yelin Lapidot Holdings, Mr. Lapidot owns 24.62% of the share capital and 25.00% of the voting rights of Yelin Lapidot Holdings. Messrs Yelin and Lapidot are responsible for the day-to-day management of Yelin Lapidot Holdings. In accordance with the Shareholders' Agreement, dated December 5, 2018, until the End of the "Suspension Period" Messrs Yelin and Lapidot are entitled to jointly appoint the majority of the members of Yelin Lapidot Holdings board. The Subsidiaries operate under independent management and make their own independent voting and investment decisions. Any economic interest or beneficial ownership in any of the securities covered by this report is held for the benefit of the members of the provident funds or mutual funds, as the case may be. The 13G Statement shall not be construed as an admission by Messrs. Yelin and Lapidot, Yelin Lapidot Holdings or the Subsidiaries that he or it is the beneficial owner of any of the securities covered by this 13G Statement, and each of Messrs. Yelin and Lapidot, Yelin Lapidot Holdings, and the Subsidiaries disclaims beneficial ownership of any such securities. The principal office of Yelin Lapidot Holdings Management Ltd. is 50 Dizengoff St., Dizengoff Center, Gate 3, Top Tower, 13th floor, Tel Aviv 64332, Israel.

(4)
Based on Schedule 13G filed on September 17, 2025, with the SEC and the TASE by Clal Insurance Enterprises Holdings Ltd. The shares reported herein are held for members of the public through, among others, provident funds and/or pension funds and/or insurance policies, which are managed by subsidiaries of Clal, which operate under independent management and make independent voting and investment decisions. The principal office of Clal Insurance Enterprises Holdings Ltd. is 36 Raul Walenberg St., Tel Aviv 66180, Israel.

(5)
Based on Schedule 13G filed on February 23, 2026, with the SEC by Harel Insurance Investments & Financial Services Ltd. Of the 3,873,305 Ordinary Shares reported in this 13G Statement as beneficially owned by the Reporting Person, (i) 3,872,201 Ordinary Shares are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or insurance policies and/or exchange traded funds, which are managed by subsidiaries of the Reporting Person, each of which subsidiaries operates under independent management and makes independent voting and investment decisions and (ii) 1,104 Ordinary Shares are beneficially held for its own account. Consequently, the 13G Statement shall not be construed as an admission by the Reporting Person that it is the beneficial owner of more than 1,104 Ordinary Shares covered by this Statement. The principal office of Harel Insurance Investments & Financial Services Ltd. is 3 Aba Hillel Street, Ramat Gan 52118, Israel.

(6)
As of March 10, 2026, all directors and executive officers as a group (18 persons) held 517,061 options that are vested or that vest within 60 days of March 10, 2026, 19,500 Restricted (Performance) Share Units, or RSUs that vest within 60 days of March 10, 2026, and 93,158 shares.

Significant Changes in the Ownership of Major Shareholders

As of March 10, 2026, our major shareholders were Phoenix Financial Ltd. beneficially owning 8,325,123 ordinary shares (approximately 11.38% ownership), Migdal Insurance and Financial Holdings Ltd. beneficially owning 7,800,503 ordinary shares (approximately 10.66% ownership), Yelin Lapidot Holdings Management Ltd. beneficially owning 5,175,188 ordinary shares (approximately 7.08% ownership), Clal Insurance Enterprise Holdings, beneficially owning 4,084,120 ordinary shares (approximately 5.58% ownership), and Harel Insurance Investments & Financial Services Ltd. beneficially owning 3,873,305 ordinary shares (approximately 5.29% ownership).

As of March 19, 2025, our major shareholders were Phoenix Holdings Ltd. beneficially owning 10,584,500 ordinary shares (approximately 18.56% ownership).

As of March 13, 2024, our major shareholders were Phoenix Holdings Ltd. beneficially owning 11,999,849 ordinary shares (approximately 21.05% ownership) and Meitav Investment House Ltd. beneficially owning 4,321,089 ordinary shares (approximately 7.58% ownership). On November 14, 2024, Phoenix  Holdings Ltd. reported 9,803,657 ordinary shares (approximately 17.19% ownership).

Major Shareholders Voting Rights

The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares, except to the extent that they hold more than 14% and as such, they will have a right to appoint a director, subject to certain conditions set forth in our Articles of Association.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of March 9, 2026, there were 64 holders of record of our ordinary shares, of which 49 record holders holding approximately 94% of our ordinary shares had registered addresses in the U.S. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees, including CEDE & Co., the nominee for the Depositary Company (the central depositary for the U.S. brokerage community), which held approximately 92% of our outstanding ordinary shares as of said date.

B.	Related Party Transactions

None.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8:	FINANCIAL INFORMATION

A.	Consolidated Statements

See the consolidated financial statements, including the notes thereto, and the exhibits listed in Item 18 hereof and incorporated herein by this reference.

Export Sales

For information on our revenues breakdown for the past three years, see Item 5 - “Operating and Financial Review and Prospects”

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

In 2003, the Brazilian tax authority filed a claim against our inactive subsidiary in Brazil, SPC International Ltda, for the payment of taxes allegedly due from the subsidiary. After numerous hearings and appeals at various appellate levels in Brazil, the Supreme Court ruled against the subsidiary in final non-appealable decisions published in June 2017. As of December 31, 2025, the total amount of this claim, including interest, penalties, and legal fees, is approximately $7.2 million, of which approximately $0.7 million is the principal. The Brazilian tax authorities initiated foreclosure proceedings against the subsidiary and certain of its former managers. The court cancelled the foreclosure proceedings against the former managers in a final and not appealable decision issued in July 2017. While foreclosure and other collection proceedings are pending against the subsidiary, based on Brazilian external counsel’s opinion, we believe that the subsidiary has solid arguments to sustain its position that further collection proceedings and inclusion of any additional co-obligors in the tax foreclosure certificate are barred due to statute of limitation and that the foreclosure procedures cannot legally be redirected to other group entities and managers who were not initially cited in the foreclosure proceeding due to the passage of the statute of limitation. Accordingly, we believe that the chances that such redirection will lead to a loss recognition are remote.

In 2014, our Peruvian subsidiary, Gilat To Home Peru, or GTH Peru, initiated arbitration proceedings in Lima against the Ministry of Transport and Communications of Peru, or MTC, and PRONATEL. The arbitration was related to the PRONATEL projects awarded to us in 2000-2001. Under these projects, GTH Peru provided fixed public telephony services in rural areas of Peru. Our subsidiary’s main claim was related to damages caused by the promotion of mobile telephony in such areas by the Peruvian government in the years 2011-2015. In June 2018, the arbitration tribunal issued an arbitration award ordering MTC and PRONATEL to pay our subsidiary approximately $13.5 million plus legal interest. The arbitration award in favor of our subsidiary was confirmed by the Peruvian Superior Court, which ordered MTC and PRONATEL in November 2020 to pay the arbitration award amount. Following the Superior Court’s decision, PRONATEL requested a constitutional protection writ (constitutional amparo), and our subsidiary has initiated collection procedures against MTC and PRONATEL. In 2023, and 2024 our subsidiary received payments of approximately $3.2 million and $10.6 million respectively.

In October 2019, our Peruvian subsidiary GTH Peru initiated additional arbitration proceedings against MTC and PRONATEL based on similar grounds for the years 2015-2019. In June 2022, the arbitration tribunal issued an arbitration award ordering MTC and PRONATEL to pay GTH Peru approximately $15 million plus procedural costs and legal interests. In September 2022 MTC filed an annulment action against the award and in parallel, in October 2022, GTH Peru, initiated an enforcement process for collection of the awarded amount. The arbitration award in favor of our subsidiary was confirmed by the Peruvian Superior Court, which ordered MTC and PRONATEL to pay the arbitration-award amount. Following the Superior Court’s decision PRONATEL requested a constitutional protection writ (constitutional amparo), and our subsidiary has initiated collection procedures against MTC and PRONATEL. In 2024 our subsidiary received the first payment of approximately $3.1 million. In 2025, our subsidiary received the second and third payments of approximately $4.55 million.

In April 2024, our Peruvian subsidiary, Gilat Networks Peru S.A. (“GNP”), initiated arbitration proceedings against PRONATEL at the ANKAWA International Arbitration and Dispute Resolution Center, Lima, relating to PRONATEL projects awarded in 2015. Under these projects, GNP constructed telecommunications transport networks in rural areas of Ayacucho, Apurímac and Huancavelica. Although GNP completed the construction phase, PRONATEL has not formally accepted the network, and GNP has continued to operate and maintain the network at its own cost. GNP’s principal claim sought payment for these operation and maintenance services. In April 2025, the arbitral tribunal issued awards ordering PRONATEL to pay GNP approximately $9.6 million, plus procedural costs and legal interest. PRONATEL has filed annulment requests, and GNP has initiated collection proceedings against PRONATEL and the Ministry of Transport and Communications of Peru (“MTC”).

PRONATEL continues to dispute responsibility for ongoing operation and maintenance costs. Accordingly, in November 2025, GNP commenced a second arbitration seeking payment for services provided since January 1, 2025, that are not covered by the prior awards, with claims currently totaling approximately $9 million.

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

In April 2019, we distributed for the first time a cash dividend of $0.45 per share (approximately $24.9 million in the aggregate). Following receipt of the settlement amount from Comtech, in December 2020 we distributed a cash dividend of $0.36 per share (approximately $20 million in total), and in January 2021 (following receipt of court approval) we distributed an additional cash dividend of $0.63 per share (approximately $35 million). We have not adopted a general policy regarding the distribution of dividends and make no statements as to the distribution of dividends in the foreseeable future. The terms of some of our financing arrangements restrict us from paying dividends to our shareholders and require prior approval of certain banks which provide us with credit facilities and guarantees. Israeli law limits the distribution of cash dividends to the greater of retained earnings or earnings generated over the two most recent years, in either case provided that we reasonably believe that the dividend will not render us unable to meet our current or foreseeable obligations when due. Notwithstanding the foregoing, dividends may be paid with the approval of a court (such as in the case of the January 2021 dividend), provided that there is no reasonable concern that such dividend distribution will prevent the company from satisfying its current and foreseeable obligations, as they become due. Our Articles of Association provide that no dividends shall be paid otherwise than out of our profits and that any such dividend shall carry no interest. For information regarding taxation of dividend, see Item 10.E – “Additional Information - Taxation - Israeli Tax Consequences of Holding Our Shares - Dividends” of this Annual Report.

B.	Significant Changes

None

ITEM 9:	THE OFFER AND LISTING

A.	Offer and Listing Details

Our ordinary shares are listed on the NASDAQ Global Select Market under the symbol “GILT” and are also traded on the TASE.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ordinary shares are listed on the NASDAQ Global Select Market under the symbol “GILT” and are also traded on the TASE.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expense of the Issue

Not applicable.

ITEM 10:	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

On June 17, 2024, we, through our subsidiary Wavestream Corporation entered into a Membership Interest Purchase Agreement with Stellar Blu Solutions LLC, a leading U.S. based provider of next-generation SATCOM terminal solutions, and the owners of its membership interests, which was amended on December 11, 2024. Pursuant to the Purchase Agreement, Wavestream agreed to purchase from the sellers 100% of the membership interests of SBS.  The acquisition was completed on January 6, 2025, and the initial closing cash payment of $98 million ($108 million as adjusted) was funded through a combination of existing cash resources and $60 million drawn under a new secured credit line that we entered into with HSBC Bank USA, N.A., and Bank Hapoalim B.M. As of December 31, 2025, this credit line had been repaid in full. Following the determination that the first and second performance milestones were not achieved, the remaining contingent consideration was adjusted in accordance with the purchase agreement. As a result, the total cash consideration in connection with the acquisition may increase by up to an additional $99 million, payable in cash, subject to the achievement of future performance milestones.

In March and December 2015, the Peruvian government awarded us the PRONATEL Regional Projects for the construction of networks, operation of the networks for a defined period and their transfer to the government, which are expected to generate aggregate revenues of $395 million to be recognized over approximately 14-16 years. In accordance with the bid conditions, we established a subsidiary in Peru, GNP, to enter into written agreements with the Peruvian government for each of the four regional projects that were awarded. In 2018, we were awarded two additional PRONATEL Regional Projects with contractual value of approximately $154 million. Additional amounts of $17 million  and $88 million for expansions of the Regional Projects were awarded in 2023 and 2025, respectively. Remaining revenues from these projects are expected to be generated over an additional period of 4 to 9 years for the construction of networks, operation of the networks for a defined period, and transfer of the transport networks to the government. See Item 4.B. – “Information on the Company – Business Overview”. In order to guarantee our performance obligations and the down payment we received under the PRONATEL Regional Projects, we issued bank guarantees and surety bonds for the benefit of PRONATEL in the amount of $62.1 million in aggregate.

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

Under the Treaty, the maximum Israeli tax rate on dividends paid to a corporate holder of our ordinary shares who is a U.S. resident is 25%. However, generally dividends paid to a U.S. corporation holding at least 10% of our voting power in the year of the sale and in the entire preceding tax year shall be subject to a 15% tax withholding rate, if the dividend is generated by an Approved or Benefitted Enterprise or 12.5% if the dividends are not generated by an Approved or Benefitted Enterprise, under certain conditions stipulated in the treaty.

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

Individual shareholders dealing with securities in Israel are taxed at their marginal tax rates applicable to business income (and up to 47% in 2023, 2024, 2025, and 2026, excluding excess tax).

Subject to the provisions of an applicable tax treaty, individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income (including, but not limited to, dividends, interest and capital gain) exceeding NIS 721,560 for  2025,2026 and 2027. Additionally, Effective January 1, 2025, a surtax of 2% applies exclusively to taxable income from a capital origin (including dividend distribution and sale of shares) exceeding NIS 721,560.

Dividends

Distribution of dividend income, other than bonus shares (stock dividends), to Israeli residents holding our ordinary shares is generally subject to income tax at a rate of 25% for individuals and 30% for a substantial individual shareholder. Israeli resident corporations are exempt from income tax on dividends, provided the dividend was paid out of income generated in Israel.

Generally, dividends distributed from taxable income accrued during the period of benefits of Approved or Benefitted Enterprise are taxable at a rate of 15% or 20% (depending on the commencement date of the benefit period applicable to the distributed profits), if the dividend is distributed during the tax benefit period, or within an additional 12 years after the lapse of that period.

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

Tax benefits are available until the earliest 7 or 10 years from the date that the period of benefits commenced, and the lapse of 12 years from the first day of the year in which the election was made. Our periods of benefits as a Benefitted Enterprise under the 2011 election expired in 2023.

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

A dividend distributed from income which is attributed to a Preferred Enterprise will be subject to withholding tax at the following rates: (i) Israeli resident corporation – 0%, (ii) Israeli resident individual – 20% in 2014 and onwards (iii) non-Israeli resident - 20% in 2014 and onwards, subject to a reduced tax rate under the provisions of an applicable double tax treaty.

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

Economic Efficiency Law (legislative amendments for the purpose of achieving the objectives of the 2022-2023 budget) – 2023

 On November 2, 2021, the Economic Efficiency Law (Legislative Amendments for the Purpose of Achieving the Objectives of the 2021–2022 Budget) (“2021 Budget Law”) was enacted, introducing a dividend ordering rule under which dividend distributions are deemed to be paid proportionally from both previously tax-exempt earnings (“Trapped Earnings”) and taxed earnings, potentially giving rise to additional corporate tax liability. The law also included a temporary provision allowing the release of Trapped Earnings at a reduced corporate tax rate (subject to a minimum of 6%) during a one-year period beginning November 15, 2021. In 2022, the Company elected to apply this temporary provision and released all of its Trapped Earnings.

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

Unless otherwise indicated, it is assumed for the purposes of this discussion that the Company is not, and will not become, a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes. See ”Passive Foreign Investment Companies” below.

Taxation of Distributions

Subject to the discussion below under the heading ”Passive Foreign Investment Companies,” the gross amount of any distributions received with respect to our ordinary shares, including the amount of any Israeli taxes withheld therefrom, will constitute dividends for U.S. federal income tax purposes when such distribution is actually or constructively received, to the extent such distribution is paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Because we do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that the entire amount of any distribution will generally be reported as dividend income to you. Dividends are included in gross income as ordinary income unless such dividends meet the requirements of “qualified dividend income” as set forth in more detail below. Distributions in excess of our current or accumulated earnings and profits would be treated as a non-taxable return of capital to the extent of your adjusted tax basis in our ordinary shares and any amount in excess of your tax basis would be treated as gain from the sale of ordinary shares. See “Sale, Exchange or Other Disposition of Ordinary Shares” below for a discussion of the taxation of capital gains. Our dividends would not qualify for the dividends-received deduction generally available to corporations under section 243 of the Code but may qualify for a dividends-received deduction under Code Section 245A.

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

An accrual basis U.S. Holder may elect the same treatment required of cash basis taxpayers with respect to a sale or disposition of our ordinary shares that are traded on an established securities market, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the IRS. In the event that an accrual basis U.S. Holder does not elect to be treated as a cash basis taxpayer (pursuant to the Treasury regulations applicable to foreign currency transactions), such U.S. Holder is required to calculate the value of the proceeds as of the “trade date” and may have a foreign currency gain or loss for U.S. federal income tax purposes in the event of any difference between the U.S. dollar value of NIS prevailing on the trade date and on the settlement date. Any such currency gain or loss generally would be treated as U.S.- source ordinary income or loss and would be subject to tax in addition to the gain or loss, if any, recognized by such U.S. Holder on the sale or disposition of such ordinary shares.

Passive Foreign Investment Companies

We believe that we were not a PFIC for U.S. federal income tax purposes for the taxable year of 2025. However, since PFIC status depends upon the composition of our income and assets and the market value of our assets from time to time, there can be no assurance that our analysis prevails or that we will not be considered a PFIC for any future taxable year. If we were a PFIC for any taxable year during which a U.S. Holder owned ordinary shares, certain adverse consequences could apply to the U.S. Holder. Specifically, unless a U.S. Holder makes one of the elections mentioned below, gain recognized by the U.S. Holder on a sale or other disposition of ordinary shares would be allocated ratably over the U.S. Holder’s holding period for the ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability. Further, any distribution in excess of 125% of the average of the annual distributions received by the U.S. Holder on our ordinary shares during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation as described immediately above. In addition, if we were a PFIC for a taxable year in which we pay a dividend or the immediately preceding taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply. If we were a PFIC for any taxable year in which a U.S. Holder owned our shares, the U.S. Holder would generally be required to file Form 8621 with the IRS with its annual return.

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

The One Big Beautiful Bill ActOn July 4, 2025, the One Big Beautiful Bill Act (the “Act”) was signed into U.S. law. The Act extends and modifies several provisions originally introduced under the Tax Cuts and Jobs Act of 2017, while also implementing additional changes to U.S. federal tax law. Key provisions of the Act include (i) the permanent extension of 100% bonus depreciation for qualifying assets, (ii) the elimination of the requirement to capitalize and amortize U.S.-based research and experimental expenditures, allowing for immediate expensing, (iii) changes to the limitation on the deductibility of interest expense, and (iv) modifications to the taxation of foreign earnings and other international income tax provisions. The Act contains multiple effective dates, with certain provisions taking effect beginning in calendar year 2025 and others phased in through calendar year 2027.

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

Accordingly, monetary accounts maintained in currencies other than the U.S. dollar are remeasured into U.S. dollars in accordance with ASC 830, “Foreign Currency Matters” (“ASC 830”). All transaction gains and losses of the remeasurement of monetary balance sheet items are reflected in the consolidated statements of income as financial income or expenses, net, as appropriate.

The financial statements of one of our foreign subsidiaries, whose functional currency has been determined to be its local currency, have been translated into U.S. dollars. Assets and liabilities have been translated using the exchange rates in effect at the consolidated balance sheets date. Consolidated statements of income amounts have been translated using specific rates. The resulting translation adjustments are reported as a component of shareholders' equity in accumulated other comprehensive loss.

While a significant portion of our revenues and expenses are generated in U.S. dollars, a portion of our expenses are denominated in NIS, and to a lesser extent, other non-U.S. dollar currencies which lead us to be exposed to financial market risk associated with changes in foreign currency exchange rates. In order to reduce the impact of foreign currency rate volatility of future cash flows caused by changes in foreign exchange rates, in some cases we use currency hedging contracts. If our currency hedging contracts meet the definition of a cash flow hedge as defined by ASC 815, “Derivatives and Hedging”, gains and losses on the derivatives instruments that are designated and qualify as a cash flow hedge are recorded in accumulated other comprehensive loss and reclassified into earnings in the same period in which the designated forecasted transaction or hedged item materialized. Our hedging reduces, but does not eliminate, the impact of foreign currency rate movements, and due to such movements, the results of our operations may be adversely affected.

The following sensitivity analysis illustrates the impact on our non-dollar cash and cash equivalent assuming an instantaneous 10% change in foreign currency exchange rates from year-end levels, with all other variables held constant. At December 31, 2025, a 10% strengthening of the U.S. dollar versus other currencies would have resulted in a decrease of approximately $2.6 million in our cash and cash equivalent, while a 10% weakening of the dollar versus all other currencies would have resulted in an increase of approximately $2.6 million in our net monetary assets.

During the year ended December 31, 2025, we recognized income of $3.1 million related to the effective portion of our hedging instruments. The effective portion of the hedged instruments was included as a reduction to payroll expenses in the statement of income.

As of December 31, 2025, we had no outstanding hedging contracts that did not meet the requirement for hedge accounting.

ITEM 12:	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13:	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14:	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15:	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our chief executive officer and chief financial officer have evaluated the effectiveness of our disclosure controls and procedures pursuant to Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as of the end of the annual period covered by this report. In accordance with the guidance issued by the Securities and Exchange Commission, companies are permitted to exclude acquisitions from their first assessment of internal control over financial reporting following the date of acquisition. Excluding goodwill and intangible assets, SBS represented 5% percent of our total assets as of December 31, 2025, and 28% percent of our consolidated revenues for the end of the annual period covered by this report.

Based on those guidelines, our management's assessment of the effectiveness of our internal control over financial reporting excluded SBS, which we acquired in the first quarter of 2025.

Our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures, excluding the assessment of those related to SBS, were effective as of the end of the annual period covered by this report.

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

Our management assessed the effectiveness of our internal control over financial reporting, as of December 31, 2025. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on that assessment, our management concluded that as of December 31, 2025, our internal control over financial reporting is effective. Our management assessment of and conclusion on the effectiveness of internal control over our financial reporting did not include the internal controls of SBS which is included in our 2025 consolidated financial statements and constituted 5% of the total assets (excluding acquired intangibles and goodwill), as of December 31, 2025 and 28% of revenues for the year then ended.

The effectiveness of management’s internal control over financial reporting as of December 31, 2025 has been audited by Kost Forer Gabbay & Kasierer, a member of EY Global, an independent registered public accounting firm as stated in their report included in Item 18. Financial Statements. As indicated, the evaluation of the effectiveness of our internal control over financial reporting did not include an evaluation of the internal control over financial reporting of a subsidiary acquired in 2025.

Changes in Internal Control over Financial Reporting

There have been no significant changes in our internal control over financial reporting that have occurred during the period covered by this Annual Report that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	Year Ended December 31,
	2025		2024
Services Rendered	Fees (in thousands)	Percentages	Fees (in thousands)	Percentages
Audit fees (1)	$1,195	84%	$770	55%
Tax fees (2)	70	5%	159	12%
Other (3)	156	11%	463	33%
Total	$1,421	100%	$1,392	100%

(1)
Audit fees include fees associated with the annual audit, services provided in connection with audit of our internal control over financial reporting and audit services provided in connection with other statutory or regulatory filings. The increase in 2025 compared to 2024 is related to the acquisition of SBS and DataPath’s proxy agreement.

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

In the year ended December 31, 2025, neither we nor any affiliated purchaser purchased any of our securities.

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

A copy of the Insider Trading Policy, as amended and restated on March 16, 2026, is filed as exhibit 11.1 to this Annual Report.

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

Our risk management team collaborates with our Information Security function, led by the Company’s Chief Information Officer, or CIO, who holds over 25 years of experience in information technology and Company’s Chief Information Security Officer, or CISO, that holds over 10 years of experience, and the Company’s Infrastructure Director, assisted by an external Incident Response company, to gather insights for identifying, assessing and managing cybersecurity threat risks, their severity, and potential mitigations. We must also comply with extensive regulations, including requirements imposed by the Defense Federal Acquisition Regulation Supplement, or DFARS, related to adequately safeguarding controlled unclassified information, or CUI, and reporting cybersecurity incidents to the DoD.

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

4.2	Gilat Satellite Networks Ltd. 2008 Share Incentive Plan (including the Israeli Sub-plan to the Gilat Satellite Networks Ltd. 2008 Share Incentive Plan), as amended.
4.24
Compensation Policy for Executive Officers and Directors, as amended on August 14, 2025, previously filed on July 17, 2025 with our Proxy Statement on Form 6-K (File No. 000-21218), and incorporated herein by reference.

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

4.33	Membership Interest Purchase Agreement, dated as of June 17, 2024, by and among Wavestream Corporation, Stellar Blu Solutions LLC, MAZAV Management LLC, CF GDC LLC and the Sellers Representative. *
4.34	Amendment to Membership Interest Purchase Agreement, dated as of December 11, 2024, by and among Wavestream Corporation, MAZAV Management LLC and CF GDC LLC.
4.35	Credit Agreement, dated as of October 13, 2024, by and among Wavestream Cooperation, Gilat Satellite Networks Ltd., Certain Financial Institutions, and HSBC Bank USA, National Association. *
4.36	First Amendment to the Credit Agreement, dated as of December 10, 2024, by and among Wavestream Cooperation, Gilat Satellite Networks Ltd., and HSBC Bank USA, National Association
4.37	Second Amendment to the Credit Agreement, dated as of January 6, 2025, by and among Wavestream Cooperation, Gilat Satellite Networks Ltd., and HSBC Bank USA, National Association
8.1	List of subsidiaries.
11.1	Gilat Satellite Networks Ltd. – Insider Trading Policy, as amended and restated March 16, 2026
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
13.1	Certification by Chief Executive Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification by Chief Financial Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Kost Forer Gabbay & Kasierer, a member of EY Global.
97.1	Gilat Satellite Networks Ltd. – Clawback Policy previously filed as Exhibit 4.28 to our Annual Report on Form 20-F for the fiscal year ending December 31, 2023, which Exhibit is incorporated herein

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
___________________________
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
Adi Sfadia
Chief Executive Officer

Date: March 16, 2026

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

GILAT SATELLITE NETWORKS LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Gilat Satellite Networks Ltd. and its subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 16, 2026, expressed an unqualified opinion thereon.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

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

How We Addressed the Matter in Our Audit
We obtained understanding, evaluated the design and tested the operating effectiveness of relevant internal controls over the Company’s revenue recognition process. For example, we tested internal controls over management’s preparation and periodic reviews of the cost incurred, as well as controls over cost deviation analysis, including the significant assumptions underlying a contract’s estimated value and estimated EAC. We also tested internal controls over the accuracy and completeness of the underlying data used in management’s EAC analyses.

To evaluate the Company’s contract estimates related to revenue recognized and test the Company's EAC analyses, our substantive audit procedures included obtaining an understanding of the contract and the contractual terms, for a sample of contracts we evaluated the Company's historical ability to accurately estimate expected costs by comparing management's estimates of labor hours, subcontractor costs and materials required to complete the contract to actual results. We also compared recorded costs incurred to supporting information and agreed key contract terms to contract documentation. In addition, we evaluated whether the variances in costs incurred from projected costs were properly reflected in the EAC analysis.

Valuation of acquired intangible assets and fair value of contingent consideration liability in the acquisition of Stellar Blu Solutions LLC

Description of the Matter
As described in Note 17 to the consolidated financial statements, on January 6, 2025, the Company completed the acquisition of 100% of the membership interests of Stellar Blu Solutions LLC (“SBS”) for a total consideration of $138,975 thousands, which included contingent consideration liability of $31,187 thousands. The transaction was accounted for as a business combination. The Company’s accounting for the acquisition included determining the fair value of identified intangible assets acquired, which included technology, customer contracts and backlog, with estimated fair value as of the acquisition date in the aggregate amount of $53,417 thousands (the "Intangible Assets").

Auditing the Company's determination of the fair value of the Intangible Assets and the contingent consideration liability was complex due to the significant estimation required by management. The complexity was primarily due to the sensitivity of the fair value to certain underlying assumption in the valuation models used by management to measure the fair value of the Intangible Assets and the contingent consideration liability.

The Company primarily used discounted cash flow model to measure the fair value of the Intangible Assets. The significant assumptions used to estimate the fair value of the Intangible Assets and the contingent consideration liability included discount rates, projected financials information, including projected revenues growth, royalty rates and profit margins.  These significant assumptions are forward-looking and could be affected by future economic and market conditions.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of the controls over the Company’s accounting for the acquisition. For example, controls over the valuation of the Intangible Assets acquired and contingent consideration liability, including the valuation models and the underlying assumptions used to develop such estimates.

To test the estimated fair value of the Intangible Assets and contingent consideration liability, our audit procedures included, evaluating the Company's selection of the valuation methodology, testing projected financial information, evaluating the significant assumptions used by management and testing the completeness and accuracy of the underlying data. For example, we compared the significant assumptions to industry, market and economic trends of the acquired business and to other relevant factors.

We involved our valuation specialists to assist with our evaluation of the methodology used by the Company and certain assumptions included in the fair value estimates. For example, our valuation professionals performed independent comparative calculations to estimate the acquired entity discount rate.

Valuation of deferred tax asset

Description of the Matter
As described in Note 12 to the consolidated financial statements, the Company’s consolidated net deferred tax assets of $15,558 thousands, primarily related to the deferred tax assets established for carry forward operating losses and other deductible temporary differences. Management records valuation allowances to reduce the carrying value of deferred tax assets to amounts that are more likely than not to be realized. Management assesses existing deferred tax assets, net operating losses and tax credits by jurisdiction and expectations of the Company’s ability to utilize these tax attributes through a review of past, current and estimated future taxable income.

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

To test the deferred tax asset, our audit procedures included, comparing the assumptions used by management to the Company´s approved budget, evaluating management assumptions to develop estimates of future taxable income, and tested the completeness and accuracy of the underlying data. For example, we assessed the historical accuracy of management’s projections and compared it to the actual results of prior periods.  Additionally, we reconciled the projections of future taxable income with other forecasted financial information prepared by the Company. We also performed a sensitivity analysis on the significant assumptions to evaluate how changes in those assumptions would impact the utilization of deferred tax asset.

/s/ Kost Forer Gabbay & Kasierer A Member of EY Global

We have served as the Company’s auditor since 2000.

Tel-Aviv, Israel March 16, 2026

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

GILAT SATELLITE NETWORKS LTD.

Opinion on Internal Control Over Financial Reporting

We have audited Gilat Satellite Networks Ltd. and its subsidiaries' internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Gilat Satellite Networks Ltd. and its subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

As indicated in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Stellar Blu Solutions LLC, which is included in the 2025 consolidated financial statements of the Company and constituted 5% of total assets (excluding acquired intangible assets and goodwill) as of December 31, 2025 and 28% of revenues for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Stellar Blu Solutions LLC.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and our report dated March 16, 2026 expressed an unqualified opinion thereon.

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

Tel-Aviv, Israel March 16, 2026

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2025	2024
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$168,907	$119,384
Short-term deposits	16,433	-
Restricted cash	88	853
Trade receivables (net of allowance for credit losses of $1,251 and $461 as of December 31, 2025 and 2024, respectively)	85,929	49,600
Contract assets	36,987	24,941
Inventories	45,430	38,890
Other current assets	37,406	21,963

Total current assets	391,180	255,631

LONG-TERM ASSETS:
Restricted cash	-	12
Long-term contract assets	7,890	8,146
Severance pay funds	6,941	5,966
Deferred taxes, net	15,558	11,896
Operating lease right-of-use assets	5,922	6,556
Other long-term assets	19,871	5,288

Total long-term assets	56,182	37,864

PROPERTY AND EQUIPMENT, NET	75,172	70,834

INTANGIBLE ASSETS, NET	53,986	12,925

GOODWILL	169,534	52,494

Total assets	$746,054	$429,748

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2025	2024
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of long-term loan	$2,000	$-
Trade payables	31,614	17,107
Accrued expenses	58,878	45,368
Advances from customers and deferred revenues	78,499	18,587
Operating lease liabilities	2,957	2,557
Other current liabilities	41,529	17,817

Total current liabilities	215,477	101,436

LONG-TERM LIABILITIES:
Long-term loan	-	2,000
Accrued severance pay	7,508	6,677
Long-term advances from customers and deferred revenues	67	580
Operating lease liabilities	3,102	4,014
Other long-term liabilities	19,622	10,606

Total long-term liabilities	30,299	23,877

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Share capital - Ordinary shares of NIS 0.2 par value: Authorized: 90,000,000 shares as of December 31, 2025 and 2024; Issued and outstanding: 73,831,318 and 57,017,032 shares as of December 31, 2025 and 2024, respectively	3,765	2,733
Additional paid-in capital	1,115,030	943,294
Accumulated other comprehensive loss	(3,768)	(6,120)
Accumulated deficit	(614,749)	(635,472)

Total shareholders' equity	500,278	304,435

Total liabilities and shareholders' equity	$746,054	$429,748

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2025	2024	2023
Revenues:
Products	$328,172	$192,112	$174,278
Services	123,485	113,336	91,812

Total revenues	451,657	305,448	266,090

Cost of revenues:
Products	242,409	121,862	105,617
Services	75,904	70,255	55,528

Total cost of revenues	318,313	192,117	161,145

Gross profit	133,344	113,331	104,945

Operating expenses:
Research and development expenses, net	46,651	38,136	41,173
Selling and marketing expenses	35,114	27,381	25,243
General and administrative expenses	31,345	26,868	19,215
Other operating income, net	(3,206)	(6,751)	(8,771)

Total operating expenses	109,904	85,634	76,860

Operating income	23,440	27,697	28,085
Financial income (expenses), net	(4,526)	1,504	109

Income before taxes on income	18,914	29,201	28,194
Tax benefit (taxes on income)	1,809	(4,352)	(4,690)

Net income	$20,723	$24,849	$23,504

Earnings per share:

Basic	$0.35	$0.44	$0.41
Diluted	$0.34	$0.44	$0.41

Weighted average number of shares used in computing earnings per share:

Basic	59,428,823	57,016,920	56,668,999
Diluted	60,402,165	57,016,920	56,672,537

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Year ended December 31,
	2025	2024	2023

Net income	$20,723	$24,849	$23,504

Other comprehensive income (loss):
Foreign currency translation adjustments	679	(1,193)	217
Change in unrealized gain (loss) on hedging instruments, net	4,741	565	(1,290)
Less - reclassification adjustments for net loss (gain) realized on hedging instruments, net	(3,068)	(177)	2,605

Total other comprehensive income (loss)	2,352	(805)	1,532

Comprehensive income	$23,075	$24,044	$25,036

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except number of Ordinary shares data)

	Number of ordinary shares	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders' equity

Balance as of December 31, 2022	56,610,404	2,711	932,086	(6,847)	(683,825)	244,125

Issuance of shares related to business combination (see Note 17)	390,625	21	2,440	-	-	2,461
Stock-based compensation	-	-	3,066	-	-	3,066
Exercise of stock options	15,057	1	(1)	-	-	-
Comprehensive income	-	-	-	1,532	23,504	25,036

Balance as of December 31, 2023	57,016,086	2,733	937,591	(5,315)	(660,321)	274,688

Stock-based compensation	-	-	5,703	-	-	5,703
Exercise of stock options	946	*) -	*) -	-	-	-
Comprehensive income	-	-	-	(805)	24,849	24,044

Balance as of December 31, 2024	57,017,032	2,733	943,294	(6,120)	(635,472)	304,435

Issuance of Ordinary shares in private placements, net (see Note 1)	15,947,709	981	163,079	-	-	164,060
Stock-based compensation	-	-	7,781	-	-	7,781
Exercise of stock options and issuance of shares	866,577	51	876	-	-	927
Comprehensive income	-	-	-	2,352	20,723	23,075
Balance as of December 31, 2025	73,831,318	3,765	1,115,030	(3,768)	(614,749)	500,278

*) Represents an amount of less than $1.

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2025	2024	2023
Cash flows from operating activities:

Net income	$20,723	$24,849	$23,504

Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	23,651	13,554	13,402
Capital gain from sale of property	-	-	(2,084)
Stock-based compensation	8,420	6,726	3,423
Accrued severance pay, net	(145)	(89)	167
Deferred taxes, net	(3,662)	1,834	2,662
Decrease (increase) in trade receivables, net	(42,385)	(5,393)	13,448
Decrease (increase) in contract assets	(11,831)	4,565	(1,694)
Decrease (increase) in other assets and other adjustments (including current, long-term and effect of exchange rate changes on cash, cash equivalents and restricted cash)	16,940	11,661	(351)
Decrease (increase) in inventories	1,539	(1,928)	(2,387)
Increase (decrease) in trade payables	(2,195)	3,196	(7,635)
Increase (decrease) in accrued expenses	6,977	(5,906)	735
Increase (decrease) in advances from customers and deferred revenues	5,652	(16,390)	803
Decrease in other liabilities	(3,009)	(5,010)	(12,049)

Net cash provided by operating activities	20,675	31,669	31,944

Cash flows from investing activities:

Purchase of property, equipment and intangible assets	(11,490)	(6,610)	(10,746)
Investment in other asset	(3,500)	-	-
Investments in short-term deposits	(16,433)	-	-
Acquisitions of subsidiary, net of cash acquired (see Note 17)	(104,943)	-	(4,107)
Receipts from sale of properties	-	-	2,168

Net cash used in investing activities	(136,366)	(6,610)	(12,685)

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2025	2024	2023

Cash flows from financing activities:

Repayment of credit facility, net	-	(7,453)	(1,590)
Repayments of short-term debts	-	(7,836)	-
Proceeds from short-term debts	-	7,836	-
Proceeds from long-term loan, net of associated costs (see Note 19)	58,970	(654)	-
Repayment of long-term loan (see Note 19)	(60,000)	-	-
Proceeds from issuance of Ordinary shares in private placements, net (see Note 1)	164,060	-	-
Proceeds from exercise of stock options	166	-	-

Net cash provided by (used in) financing activities	163,196	(8,107)	(1,590)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	1,241	(1,454)	(63)

Increase in cash, cash equivalents and restricted cash	48,746	15,498	17,606
Cash, cash equivalents and restricted cash at the beginning of the year	120,249	104,751	87,145

Cash, cash equivalents and restricted cash at the end of the year (a)	$168,995	$120,249	$104,751

Supplementary disclosure of cash flows activities:

(A) Cash paid during the year for:
Interest	$4,600	$544	$564
Taxes on income	$1,576	$1,886	$13,641

(B) Non-cash transactions:
Purchases of property and equipment that were not paid for and reclassification from inventories to property and equipment	$2,692	$312	$4,475
New operating lease assets obtained in exchange for operating lease liabilities	$1,840	$4,629	$1,034

(a)	The following table provides a reconciliation of cash, cash equivalents and restricted cash to amounts reported within the consolidated balance sheets:
	December 31,
	2025	2024	2023

Cash and cash equivalents	$168,907	$119,384	$103,961
Restricted cash - current	88	853	736
Restricted cash - long-term	-	12	54
Cash, cash equivalents and restricted cash	$168,995	$120,249	$104,751

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 1:-	GENERAL

a.
Gilat Satellite Networks Ltd. and its subsidiaries (the "Company") is a leading global provider of satellite-based broadband communications. The Company designs and manufactures ground-based satellite communications equipment, and provides comprehensive secure end-to-end solution, and end-to-end services for mission-critical operations, powered by its innovative technology. The Company’s portfolio includes a cloud-based satellite network platform, Very Small Aperture Terminals ("VSATs"), amplifiers, high-speed modems, high-performance on-the-move antennas, Electronically Steerable Antenna (“ESA”) and high efficiency, high power Solid State Power Amplifiers ("SSPAs"), Block Upconverters ("BUCs"), Transceivers, transportable and portable terminals for defense forces and field services. The Company’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications, including broadband internet access, cellular backhaul, enterprise, social inclusion solutions, In-Flight Connectivity ("IFC"), maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. The Company also provides connectivity services, internet access and telephony to enterprise, government, and residential customers utilizing both its own networks and other networks that it installs, mainly based on Build Operate Transfer ("BOT") and Build Own Operate ("BOO") contracts. In these projects, the Company builds telecommunication infrastructure, typically using fiber-optic and wireless technologies, for broadband connectivity. The Company also provides managed network services over VSAT networks owned by others.

b.
The Company depends on major suppliers to supply certain components and services for the production of its products or to provide services. If these suppliers fail to deliver, or delay the delivery of the necessary components or services, the Company will be required to seek alternative sources of supply. A change in suppliers could result in product redesign, manufacturing delays, or services delay which could cause a possible loss of sales and additional incremental costs and, consequently, could adversely affect the Company's results of operations and financial position.

c.
On June 17, 2024, the Company signed a definitive agreement to acquire 100% of the membership interests of Stellar Blu Solutions LLC. (“SBS”), a leading U.S.-based avionics solution provider of next-generation SATCOM terminal solutions. In January 2025, the Company completed the acquisition of SBS. For additional information, see Note 17.

d.
Due to ongoing sanctions and regulatory restrictions that limited the Company’s ability to operate in Russia, the Company wound down its business activities in Russia in 2024. Although the Company’s operations in Russia were limited, the wind‑down resulted in a reduction in sales and negatively affected financial results.

e.
In January 2025, the Company reorganized its operations and began reporting under three new reportable segments: Gilat Commercial, Gilat Defense and Gilat Peru. While the new structure was adopted in 2025, all comparative segment information in these consolidated financial statements has been recast on a retrospective basis to reflect the new segment presentation. See Note 15 for further details.

f.	In 2025, the Company completed two private placements of its Ordinary shares, generating aggregate net proceeds of approximately $164,060, net of $1,940 related issuance costs.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.
The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"), are denominated in U.S. dollars, and followed on a consistent basis.

b.	Use of estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.

Main areas that require significant estimates and assumptions by the Company’s management include contract costs, revenues (including variable consideration, determination of contracts duration, establishing stand-alone selling price for performance obligations and total profits or losses), application of percentage-of-completion accounting, provisions for uncollectible receivables and customer claims, impairment of inventories, impairment and useful life of long-lived assets, goodwill impairment, valuation allowance in respect of deferred tax assets, uncertain tax positions, accruals for estimated liabilities, including litigation and insurance reserves, contingent considerations and intangibles from business combination transaction and stock-based compensation. Actual results could differ from those estimates.

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

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with ASC 830, "Foreign Currency Matters". All transaction gains and losses of the remeasurement of monetary balance sheet items are reflected in the consolidated statements of income as financial income or expenses, as appropriate.

The financial statements of a certain foreign subsidiary, whose functional currency has been determined to be its local currency, have been translated into dollars. Assets and liabilities of this subsidiary have been translated using the exchange rates in effect at the consolidated balance sheets date. Consolidated statements of income amounts have been translated using specific rates. The resulting translation adjustments are reported as a component of shareholders' equity in accumulated other comprehensive loss.

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

e.	Cash, Cash equivalents and Short-term deposits:

Cash and Cash equivalents are cash in banks and short-term highly liquid investments that are not restricted as to withdrawals or use, with maturities of three months or less at the date acquired.

Short-term deposits are deposits with original maturities of more than three months but less than twelve months as of the consolidated balance sheets date.

f.	Restricted cash:

Short-term restricted cash is either invested in bank deposits, which mature within one year, or in short-term highly liquid investments that are restricted to withdrawals or use. Such deposits are used as collateral for performance and advance payment guarantees to customers.

g.	Inventories:

Inventories are stated at the lower of cost or net realizable value. Inventory write-offs are provided to cover risks arising from slow-moving items, excess inventories, discontinued products, new products introduction and for market prices lower than cost. Any write-off is recognized in the consolidated statements of income as cost of revenues. In addition, if required, the Company records a liability for firm non-cancellable and unconditional purchase commitments with contract manufacturers for quantities in excess of the Company's future demands forecast consistent with its valuation of excess and obsolete inventory.

Cost is determined as follows:

Raw materials, parts and supplies - using the weighted average cost method.

Work in progress and assembled raw materials - represent the cost of manufacturing, including allocable indirect manufacturing costs, using the weighted average cost method.

Finished products - calculated on the basis of raw materials, direct manufacturing costs, with the addition of allocable indirect manufacturing costs, using the weighted average cost method.

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

Intangible assets acquired in a business combination are recorded at fair value allocated to them as of the date of acquisition and subsequently stated at amortized cost. The assets are typically amortized over their estimated useful lives using the straight-line method over an estimated period during which benefits are expected to be received, in accordance with ASC 350, "Intangible - Goodwill and Other".

j.	Impairment of long-lived assets:

The Company's long-lived assets that are subject to amortization are reviewed for impairment in accordance with ASC 360, "Property, Plant and Equipment", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

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

There was no impairment of long-lived assets in the years ended December 31, 2025, 2024 and 2023.

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

The Company generates revenues mainly from the sale of products (including networks construction), satellite-based communications networks services and connectivity services, internet access, field services and telephony services. The Company sells its products and services to enterprises, government, and residential customers under large-scale contracts that utilize both the Company's networks and other networks that the Company installs, mainly based on BOT and BOO contracts. These large scale contracts sometimes involve the installation of thousands of VSATs or the construction of massive fiber-optic and wireless networks. Revenues from the sale of products include mainly the sale of VSATs, hubs, SSPAs, low-profile and ESA antennas, on-the-move/on-the-pause terminals, portable terminals and construction and installation of large-scale networks based on BOT and BOO contracts. Sale of services includes access to and communication via satellites ("space segment"), installation of equipment, telephone services, internet services, consulting, on-line network monitoring, network maintenance, field services and repair services. In certain contracts, the company also provides a service-type warranty that is accounted for as a separate performance obligation, and revenue is recognized ratably over the life of the warranty as the customer consumes the benefit over the service term.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company sells its products primarily through its direct sales force and indirectly through system integrators or resellers.

The Company recognizes revenue when (or as) it satisfies performance obligations by transferring promised products or services to its customers in an amount that reflects the consideration expected to be received according to ASC 606. Revenue is recognized net of any taxes collected from customers and remitted to governmental entities.

Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on a relative stand-alone selling price (“SSP”) basis. The Company establishes SSP based on management judgment, and stand-alone renewal prices, considering internal factors such as margin objectives, pricing practices and historical sales.

If the consideration includes a variable amount (e.g., penalties), the Company estimates the amount of consideration to which it will be entitled to, usually based on the “most likely amount” method, and includes it in the transaction price only to the extent it is probable that a significant revenue reversal will not occur when the associated uncertainty is resolved.

Revenue from the sale of equipment is recognized at a point in time, when control transfers to the customer, generally upon shipment, or at acceptance to the extent significant acceptance provisions exist. Revenue from periodic services is recognized ratably over the term of the services. Revenue from time and material contracts is recognized when the service is rendered. Revenue from other services is recognized upon their completion.

Revenues from long-term contracts under which the Company provides significant construction to the customer's specifications and networks operation and maintenance are generally recognized over time because of continuous transfer of control to the customer. Specifically, these contracts include construction performance obligations, for which this continuous transfer of control is based on the fact that the Company’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced. The Company generally uses the cost-to-cost measure of progress for these contracts, as management believes this method is appropriate and reasonably depicts the progress of the work efforts toward satisfying the performance obligation. In the years ended December 31, 2025, 2024 and 2023, the Company recognized revenues from these construction performance obligations in the amounts of $26,525, $15,745 and $12,926, respectively, which are presented under the Gilat Peru operating segment.

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

SSPs for the Company’s products and services provided as part of the long-term contracts are generally not observable, and consequently the Company uses the expected cost plus a reasonable margin approach to estimate SSP ranges. The estimation of SSP requires the exercise of management judgement.

In some governmental contracts, the Company is also required to supply equipment (e.g., tablets) which are distinct and are accounted for as separate performance obligations recognized at a point in time. The Company determines SSP for such equipment based on observable market data.

Revenues from performance obligations relating to the design, development, qualification, integration or manufacture of complex equipment or technology platforms to a customer’s specification are generally recognized over time because of continuous transfer of control to the customer, which is usually based on the facts that the Company has the right to payment for the performance completed to date and the underlying asset has no alternative use. The Company generally uses the cost-to-cost measure of progress for these contracts, as management believes this method is appropriate and reasonably depicts the progress of the work efforts toward satisfying the performance obligation.

Contract estimated profits reflect the difference between the estimated transaction price and the expected performance costs of the contract. Changes to performance costs estimates under a contract may occur in a situation where: (a) identified contract risks cannot be resolved within the cost estimates included in a contract's estimated at completion (“EAC”); or (b) new or unforeseen risks or changes in the performance cost estimates must be incorporated into the contract's EAC. Changes in estimated revenues or costs which are related to a single existing performance obligation are recorded in the period the change is reasonably determinable, on a "cumulative catch-up" basis. When total cost estimates for these types of arrangements exceed revenues, the total estimated losses are recognized immediately. Significant judgment is required when estimating total labor effort and progress to completion on these arrangements, as well as whether a loss is expected to be incurred on the project. If any of the above factors or assumptions were to change, it is possible that materially different amounts would be reported in the Company’s consolidated financial statements.

Under the typical payment terms of the contracts described above, customers pay milestone-based payments or advances. Depending on the timing of payments relative to revenue recognition, amounts are presented as either “contract assets” (when revenue recognized in excess of billings) or “deferred revenue and advances from customers” (when payments received in advance). These payments are typically not considered as significant financing components. The increase in contract assets during 2025 was mainly as a result of revenues recognized in excess of billings.

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

The Company pays sales commissions to internal and external sales agents based on their attainment of certain predetermined sales goals. Sales commissions are typically considered incremental and recoverable costs of obtaining a contract with a customer. Incremental and recoverable sales commissions are capitalized and amortized upon recognition of the related revenues. Expenses related to these costs are mostly included in selling and marketing expenses in the consolidated statements of income. Such expenses during the years ended December 31, 2025, 2024 and 2023 were $2,964, $2,099, and $3,330, respectively. The capitalized balances related to these costs as of December 31, 2025 and 2024 were $1,904 and $1,755, respectively.

n.	Selling and marketing expenses:

Selling and marketing expenses consist primarily of shipping expenses and payroll and related expenses for personnel that support the Company's selling and marketing activities. Selling and marketing costs are charged to the consolidated statements of income as incurred.

o.	Warranty costs:

Generally, the Company provides product assurance warranties for periods between twelve to thirty-six months at no extra charge that cover the compliance of the products with agreed-upon specifications. A provision is recorded for estimated warranty costs based on the Company's experience. Warranty provisions amounted to $2,353 and $1,139 as of December 31, 2025 and 2024, respectively.

p.	Research and development expenses:

Research and development costs are charged to the consolidated statements of income as incurred and are presented net of government grants. ASC 985, "Software", requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

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

The Company receives royalty-bearing and non-royalty-bearing grants from the Government of Israel and from other funding sources for approved research and development projects. These grants are recognized at the time the Company is entitled to such grants on the basis of the costs incurred or milestones achieved as provided by the relevant agreement and included as a deduction from research and development expenses.

Research and development grants deducted from research and development expenses amounted to $2,008, $2,461 and $1,043 for the years ended December 31, 2025, 2024 and 2023, respectively.

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

The Company recognizes compensation expenses for the value of its awards, based on the straight-line method over the requisite service period of each of the awards, including awards with graded vesting and no additional conditions for vesting other than service conditions and implements the accelerated method for awards that are subject to market or performance conditions. The compensation expense associated with performance-based award is adjusted based on the probability of achieving performance targets.

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

The Company establishes reserves for uncertain tax positions based on an evaluation of whether the tax position is “more likely than not” to be sustained upon examination. The Company records interest and penalties pertaining to its uncertain tax positions in the financial statements as income tax expense. The Company classifies interest and penalties on income taxes (which includes uncertain tax positions) as taxes on income.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

t.	Concentrations of credit risks:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term and long-term restricted cash, short-term deposits, trade receivables and contract assets.

As of December 31, 2025 and 2024, the majority of the Company's cash and cash equivalents, restricted cash and short-term deposits are invested in dollars with major banks in Israel and the United States. Generally, cash and cash equivalents may be redeemed upon demand and therefore, management believes that they bear low risk.  The Company may redeem the short-term deposits prior to their contractual maturity; however, in such cases it may forfeit accrued interest or receive only partial interest. Accordingly, management considers these deposits to bear low risk, similar to cash and cash equivalents.

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

The Company has recorded net expenses from expected credit losses in the amount of $851, $151 and recorded net income of $69 for the years ended December 31, 2025, 2024 and 2023, respectively.

u.	Employee benefits:

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

During April and May 2008 (the "transition date"), the Company amended the contracts of most of its Israeli employees so that starting on the transition date, such employees are subject to Section 14 of the Israeli Severance Pay Law, ("Section 14") for severance pay accumulated in periods of employment subsequent to the transition date. In accordance with Section 14, upon termination, the release of the contributed amounts from the fund to the employee will relieve the Company from any further severance liability and no additional payments will be made by the Company to the employee. As a result, the related obligation and amounts deposited on behalf of such obligation are not stated on the consolidated balance sheets, as the Company is legally released from severance obligations to employees once the amounts have been deposited and the Company has no further legal ownership of the amounts deposited.

The carrying value for the deposited funds for the Company's employees' severance pay for employment periods prior to the transition date includes profits and losses accumulated up to the consolidated balance sheets date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to the Israeli Severance Pay Law or labor agreements.

Severance pay expenses for the years ended December 31, 2025, 2024 and 2023, amounted to $3,682, $3,889 and $3,403, respectively.

401(k) profit sharing plans:

The Company has a number of savings plans in the United States that qualify under Section 401(k) of the Internal Revenue Code as a "safe harbor" plan. The Company makes a mandatory contribution to the 401(k) plan to satisfy certain non-discrimination requirements under the Internal Revenue Code. This mandatory contribution is made to all eligible employees. The contribution costs for all the plans were $1,022, $916 and $631 for the years ended December 31, 2025, 2024 and 2023, respectively.

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

The carrying amounts of cash and cash equivalents, restricted cash, short-term deposits, trade receivables, contract assets, other current assets, trade payables, accrued expenses, credit facility and other current liabilities approximate their fair value due to the short-term maturities of such instruments.

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

Awards that are contingently issuable upon the achievement of specified performance or market conditions are included in the diluted earnings per share calculation based on the number of shares that would be issuable if the end of the period was the end of the contingency period.

x.	Derivatives and hedging activities:

ASC 815, "Derivatives and Hedging", as amended, requires the Company to recognize all derivatives on the consolidated balance sheets at fair value. Derivatives that are not hedges must be adjusted to fair value through income (loss).

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

y.	Other comprehensive income (loss):

The Company accounts for other comprehensive income (loss) in accordance with ASC 220, "Comprehensive Income". Other comprehensive income (loss) generally represents all changes in shareholders' equity during the period except those resulting from investments by, or distributions to, shareholders, issuance of Ordinary shares and stock-based compensation. The Company’s items of other comprehensive income (loss) relate to hedging contracts and foreign currency translation adjustments.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following tables show the components of accumulated other comprehensive income (loss), as of December 31, 2025:

	December 31, 2025
	Foreign currency translation adjustments	Unrealized gains on cash flow hedges	Total

Beginning balance	$(7,188)	$1,068	$(6,120)

Other comprehensive income before reclassifications	679	4,741	5,420
Amounts reclassified from accumulated other comprehensive income	-	(3,068)	(3,068)

Net current-period other comprehensive income	679	1,673	2,352

Ending balance	$(6,509)	$2,741	$(3,768)

z.	Leases:

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

Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities in the consolidated balance sheets. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. The Company uses its incremental borrowing rate because the interest rate implicit in the Company’s leases is not readily determinable and based on the information available at the commencement date to determine the present value of the lease payments. Several of the Company’s leases include options to extend the lease. In determining the lease term, the Company includes only the non‑cancellable period of the lease and takes into account renewal options only when it is reasonably certain that such options will be exercised. Operating lease expenses are recognized on a straight-line basis over the lease term. Exchange rate differences related to lease liabilities are recognized as incurred as financial income or expense.

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

Contingent consideration incurred in a business combination is included as part of the acquisition price and recorded at fair value as of the acquisition date. The fair value of the contingent consideration, which was initially recorded as a liability, is re-measured at each reporting period, with any adjustments in fair value recognized in Other operating income, net in the consolidated statements of income.

When determining the fair value of assets acquired and liabilities assumed, management makes significant estimates and assumptions, including the selection of valuation methodologies, estimates of future revenues and cash flows and discount rates, especially with respect to intangible assets.

Critical estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from customer contracts, backlog, technology, and discount rates. The Company estimates fair value based upon assumptions that are believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates.

ab.	Recently issued and adopted accounting pronouncement:

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Taxes Disclosures, which requires greater disaggregation of income tax disclosures. The new standard requires additional information to be disclosed with respect to the income tax rate reconciliation and income taxes paid disaggregated by jurisdiction. This ASU should be applied prospectively for fiscal years beginning after December 15, 2024, with retrospective application permitted. The Company adopted this guidance prospectively for its annual period beginning January 1, 2025. See Note 12 for further information.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ac.	Recently issued accounting pronouncements - not yet adopted:

In November 2024, the FASB issued ASU 2024-03, “Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income (loss) Statement Expenses" (“ASU 2024-03”). ASU 2024-03 requires disaggregation of certain costs and expenses included in each relevant expense caption on the Company's consolidated income statements in a separate note to the financial statements at each interim and annual reporting period, including amounts of purchases of inventory, employee compensation, depreciation, and intangible asset amortization. ASU 2024-03 is effective fiscal years beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2024-03.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments - Credit Losses (Topic 326), Measurement of Credit Losses for Accounts Receivable and Contract Assets, which provides a practical expedient when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606, Revenue from Contracts with Customers. The practical expedient assumes that current conditions as of the balance sheet date do not change for the remaining life of the assets. The guidance is effective for the Company beginning December 15, 2025, with early adoption permitted. The Company does not expect the adoption to have a material impact on its consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 3:-	INVENTORIES

a.	Inventories are comprised of the following:

	December 31,
	2025	2024

Raw materials, parts and supplies	$16,214	$16,291
Work in progress and assembled raw materials	11,894	10,335
Finished products	17,322	12,264

	$45,430	$38,890

b.	Inventory net write-offs amounted to $3,124, $2,612 and $3,674 for the years ended December 31, 2025, 2024 and 2023, respectively.

NOTE 4:-	PROPERTY AND EQUIPMENT, NET

a.	Property and equipment, net is comprised of the following:

	December 31,
	2025	2024
Cost:

Buildings and land	$84,449	$84,022
Computers, software and electronic equipment	76,603	67,627
Network equipment	43,884	39,739
Office furniture and equipment	4,364	4,165
Vehicles	294	299
Leasehold improvements	3,024	2,624
	212,618	198,476
Accumulated depreciation	(137,446)	(127,642)
Depreciated cost	$75,172	$70,834

b.	Depreciation expenses amounted to $10,482, $10,177 and $12,690 for the years ended December 31, 2025, 2024 and 2023, respectively.

c.
The Company leases part of its buildings as office space to others. The gross income generated from such leases amounted to approximately $4,671, $5,141 and $5,401 for the years ended December 31, 2025, 2024 and 2023, respectively. These amounts do not include the corresponding offsetting expenses related to this income.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 5:-	ADVANCES FROM CUSTOMERS AND DEFERRED REVENUES

Approximately $14,009 out of the advances from customers and deferred revenue balance as of December 31, 2024 was recognized as revenues during the year ended December 31, 2025.

The balance of advances from customers and deferred revenues approximates the aggregate amount of the billed and collected amount allocated to the unsatisfied performance obligations at the end of the reporting period. The increase of advances from customers and deferred revenues in the year ended December 31, 2025 is mainly related to the acquisition of SBS (see Note 17).

The aggregate estimated amount of the transaction price allocated to performance obligations from contracts with customers that have an original expected duration of more than one year and that are unsatisfied (or partially unsatisfied) as of December 31, 2025 is approximately $431,533. Such unsatisfied performance obligations, other than for large scale governmental projects (expected to be recognized over periods of approximately 4-9 years), principally relate to contracts in which the Company committed to provide customer care services, extended warranty on equipment delivered to its customers or other services for an original period of more than one year. As of December 31, 2025, the Company expects to recognize approximately 83% of its remaining performance obligations as revenue within the next 3 years, with the remainder recognized over a period of approximately 4-9 years. The Company elected to use the practical expedient of not disclosing transaction prices allocated to performance obligations that are unsatisfied (or partially unsatisfied) as of the end of the reporting period, that are part of contracts with an original expected duration of one year or less.

During the year ended December 31, 2025, the Company recognized approximately $10,885 of revenue from performance obligations that were satisfied (or partially satisfied) in previous periods, due to the variable consideration constraint in ASC 606. The corresponding balance is presented under long-term assets as of December 31, 2025.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 6:-	INTANGIBLE ASSETS, NET

a.	Intangible assets, net are comprised of the following:

	December 31,
	2025	2024
Original amounts:

Technology	$61,375	$43,697
Customer relationships	43,977	15,388
Marketing rights and patents	3,421	3,421
Backlog	10,447	2,564
Trademark	1,775	1,775
	120,995	66,845

	December 31,
	2025	2024
Accumulated amortization:

Technology	(45,228)	(42,671)
Customer relationships	(9,538)	(5,285)
Marketing rights and patents	(3,421)	(3,421)
Backlog	(8,570)	(2,410)
Trademark	(252)	(133)
	(67,009)	(53,920)
	$53,986	$12,925

b.	Amortization expenses amounted to $13,169, $3,126 and $712 for the years ended December 31, 2025, 2024 and 2023, respectively.

c.	Estimated amortization expenses for the following years are as follows:

Year ending December 31,

2026	8,914
2027	7,277
2028	7,277
2029	7,277
2030	7,040
2031 onwards	16,201
$53,986

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 7:-	GOODWILL

The following table represents the changes in goodwill per operating segment:

	Commercial	Defense	Total
Balance as of December 31, 2024 *)	$35,420	$17,074	$52,494

Addition from acquisition (see Note 17)	115,211	-	115,211

Measurement period adjustments (see Note 17)	1,829	-	1,829

Balance as of December 31, 2025 *)	$152,460	$17,074	$169,534

*) Net of accumulated impairment losses of $62,179.

NOTE 8:-	COMMITMENTS AND CONTINGENCIES

a.	Commitments with respect to space segment services:

The Company provides its customers with space segment capacity services, which are purchased from third parties. Future minimum payments due for space segment services to be rendered subsequent to December 31, 2025, are as follows:

2026	3,925
2027	224
$4,149

b.
In 2025 and 2024, the Company's primary material purchase commitments were with inventory suppliers. The Company's material inventory purchase commitments are based on purchase orders, or on outstanding agreements with several of the Company's inventory suppliers. As of December 31, 2025 and 2024, the Company's major outstanding inventory purchase commitments amounted to $164,281 and $31,001, respectively, all of which were orders placed or commitments made in the ordinary course of its business. As of December 31, 2025 and 2024, $141,183 and $24,720, respectively, of these orders and commitments were from suppliers that can be considered sole or limited in number.

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

The royalty payments are at a rate of 3% to 5% based on the sales of the Company, up to full repayment of 100% of the grants received from the IIA linked to the dollar plus payment of interest at a rate equal to the twelve-month LIBOR. The obligation to pay these royalties is contingent upon actual sales of the products and services, and in the absence of such sales, no payment is required. In addition, the Company received grants which are non-royalty bearing. The technology developed with the funding provided by these grants (which is embodied in the Company’s products) may not be transferred, without appropriate governmental approvals. Such approvals, if granted, may involve penalties payable to the Israeli authorities as well as increased royalty payments to the IIA for royalty-bearing programs. The Company recorded income from IIA grants for the years ended December 31, 2025, 2024 and 2023 in the amount of $2,008, $2,461 and $1,043, respectively. As of December 31, 2025, the Company had a contingent liability to pay royalties in the amount of approximately $1,506.

2.
The Company received partial funding for certain R&D projects from the BIRD Foundation and is required to pay royalties of 5% of sales generated from these projects, up to 150% of the funding received. The royalty obligation is contingent on future sales, and as of December 31, 2025, the related contingent liability was approximately $409.

d.	Litigation:

1.
In 2003, the Brazilian tax authority filed a claim against the Company’s inactive subsidiary in Brazil, SPC International Ltda, for the payment of taxes allegedly due from the subsidiary. After numerous hearings and appeals at various appellate levels in Brazil, the Supreme Court ruled against the subsidiary in final non-appealable decisions published in June 2017. As of December 31, 2025, the total amount of this claim, including interest, penalties and legal fees is approximately $7,200, of which approximately $700 is the principal. The Brazilian tax authorities initiated foreclosure proceedings against the subsidiary and certain of its former managers. The foreclosure proceedings against the former managers were cancelled by the court in a final and not appealable decision issued in July 2017. While foreclosure and other collection proceedings are pending against the subsidiary, based on Brazilian external counsel’s opinion, the Company believes that the subsidiary has solid arguments to sustain its position that further collection proceedings and inclusion of any additional co-obligors in the tax foreclosure certificate are barred due to statute of limitation and that the foreclosure procedures cannot legally be redirected to other group entities and managers who were not initially cited in the foreclosure proceeding due to the passage of the statute of limitation. Accordingly, the Company believes that the chances that such redirection will lead to a loss recognition are remote.

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

Following the Superior Court’s decision, PRONATEL requested a constitutional protection writ (constitutional amparo), and GTH Peru has initiated collection procedures against MTC and PRONATEL. During 2024 and 2023 GTH Peru received payments of approximately $10,629 and $3,213, respectively. These amounts were recognized as income under "Other operating income, net" in the consolidated statements of income for the years ended December 31, 2024 and 2023, respectively.

3.
In October 2019, GTH Peru initiated additional arbitration proceedings against MTC and PRONATEL based on similar grounds for the years 2015-2019. In June 2022, the arbitration tribunal issued an arbitration award ordering MTC and PRONATEL to pay GTH Peru approximately $15,000. In September 2022 MTC filed an annulment action against the award and in parallel, in October 2022, GTH Peru, initiated an enforcement process for collection of the awarded amount. The Company recognized an expense of $251, due to legal success fees, under "Other operating expenses (income), net" in the consolidated statements of income for the year ended December 31, 2023. The arbitration award in favor of GTH Peru was confirmed by the Peruvian Superior Court, which ordered MTC and PRONATEL to pay the arbitration-award amount. Following the Superior Court’s decision, PRONATEL requested a constitutional protection writ (constitutional amparo), and GTH Peru has initiated collection procedures against MTC and PRONATEL. During 2025 and 2024 GTH Peru received payments of approximately $4,550 and $3,093, respectively. These amounts were recognized as income under "Other operating income, net" in the consolidated statements of income for the years ended December 31, 2025 and 2024, respectively. See note 14.

4.
In April 2024, GNP Peru initiated arbitration proceedings against PRONATEL at the ANKAWA International Arbitration and Dispute Resolution Center, Lima, relating to PRONATEL projects awarded in 2015. Under these projects, GNP Peru constructed telecommunications transport networks in rural areas of Ayacucho, Apurímac and Huancavelica. Although GNP Peru completed the construction phase, PRONATEL has not formally accepted the network, and GNP Peru has continued to operate and maintain the network at its own cost. GNP’s principal claim sought payment for these operation and maintenance services. In April 2025, the arbitral tribunal issued awards ordering PRONATEL to pay GNP approximately $9,600 plus procedural costs and legal interest. PRONATEL has filed annulment requests, and GNP Peru has initiated collection proceedings against PRONATEL and MTC.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 8:-	COMMITMENTS AND CONTINGENCIES (Cont.)

5.
PRONATEL continues to dispute responsibility for ongoing operation and maintenance costs. Accordingly, in November 2025, GNP Peru commenced a second arbitration seeking payment for services provided since January 1, 2025, that are not covered by the prior awards, with claims currently totaling approximately $9,000.

6.

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

As of December 31, 2025, the aggregate amount of financial guarantees outstanding to secure the Company's various obligations was approximately $87,594, including an aggregate of approximately $83,702 related to the Company’s business in Peru. To secure these guarantees, the Company provided a floating charge over its assets, as well as other pledges, including a fixed pledge, on certain assets and property. In addition, the Company has approximately $72 of restricted cash to secure some of those guarantees.

Under the arrangements with banks that provide credit line for guarantees, the Company is required to observe certain conditions. As of December 31, 2025, the Company follows these conditions. The Company’s credit and guarantee agreements also contain various restrictions and limitations that may impact the Company. These restrictions and limitations relate to incurrence of indebtedness, contingent obligations, negative pledges, liens, mergers and acquisitions, change of control, asset sales, dividends and distributions, redemption or repurchase of equity interests and certain debt payments. The agreements also stipulate a floating charge on Company’s assets to secure the fulfillment of Company’s obligations to banks as well as other pledges, including a fixed pledge, on certain assets and property.

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

The Company entered into various non-cancelable operating lease agreements for certain of its offices, facilities and equipment, expiring between 2025 and 2031. The components of operating lease expense were as follows:

	Year ended December 31,
	2025	2024	2023

Operating lease expenses *)	$3,177	$2,984	$2,714
Short-term lease expenses	892	515	560
Total lease expenses	$4,069	$3,499	$3,274

*) Operating lease expenses were mainly paid in cash during the years ended December 31, 2025, 2024 and 2023.

As of December 31, 2025 and 2024, the Company’s operating leases had a weighted average remaining lease term of 1.46 and 3.37 years, respectively, and a weighted average discount rate of 5.59% and 5.18%, respectively.

Future lease payments under operating leases as of December 31, 2025, are as follows:

2026	3,356
2027	2,069
2028	929
2029	643
2030 and thereafter	112
Total undiscounted future lease payments	7,109
Less: imputed interest	(1,050)
Total lease liability balance	$6,059

NOTE 10:-	DERIVATIVE INSTRUMENTS

The Company has entered into several foreign currency hedging contracts to protect against changes in the value of forecasted foreign currency cash flows resulting from salaries and related payments that are denominated in NIS. These contracts were designated as cash flow hedges, as defined by ASC 815, as amended, are considered highly effective as hedges of these expenses and generally mature within twelve months.

The Company recognized gains and losses related to derivative instruments within payroll expenses, included in Cost of revenues and Operating expenses in the consolidated statements of income. The Company recorded a gain of $3,068, a gain of $177 and a loss of $2,605 for the years ended December 31, 2025, 2024 and 2023, respectively. The notional amounts of hedging contracts were $16,081 and $32,021 as of December 31, 2025 and December 31, 2024, respectively.

The fair value of derivative instruments in the consolidated balance sheets, which are presented under Other current assets amounted to $2,741 and $1,068 as of December 31, 2025 and 2024, respectively.

The estimated net amount of the existing profit that is reported in accumulated other comprehensive income as of December 31, 2025 that is expected to be reclassified into consolidated statement of income within the next twelve months is $2,741.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 11:-	SHAREHOLDERS' EQUITY

a.	Share capital:

Ordinary shares confer upon their holders voting rights, the right to receive cash dividends and the right to share in excess assets upon liquidation of the Company.

b.	Stock option plans:

Description of plans:

In October 2008, the Company's Board of Directors adopted the 2008 Stock Incentive Plan (the "2008 Plan") with 1,000,000 shares or stock options available for grant and a sub-plan to enable qualified optionees certain tax benefits under the Israeli Income Tax Ordinance. Among the incentives that may be adopted are stock options, performance share awards, performance share unit awards, restricted shares, RSUs awards and other stock-based awards. During the years commencing in 2010 and through December 31, 2025, the Company's Board of Directors approved, in the aggregate, an increase of 14,986,316 shares to the number of shares available for grant under the 2008 Plan, bringing the total number of shares available for grant to 15,986,316. As of December 31, 2025, 2,980,372 shares were available for future grants under the 2008 Plan.

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

During the year ended December 31, 2025, the Company granted awards subject to market and performance conditions (“RSUs”). These RSUs generally vest over a four-year period of continued employment.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 11:-	SHAREHOLDERS' EQUITY (Cont.)

In addition, the Company approved the issuance of additional RSUs, some of which were also subject to performance conditions, contingent upon shareholder approval. As of August 14, 2025, such shareholder approval had been obtained. Accordingly, share-based compensation expense was recognized in respect of these awards.

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

Options granted to employees and directors:

The fair value of the Company's stock options granted in the years ended December 31, 2025, 2024 and 2023 was estimated using the following weighted average assumptions:

	Year ended December 31,
	2025	2024	2023

Risk free interest	3.79%-4.36%	3.85%-4.56%	3.57%-4.58%
Dividend yields	0%	0%	0%
Volatility	42.39%-43.26%	47.75%-49.00%	52.77%-53.87%
Expected term (in years)	3.76-3.82	3.82-3.83	3.85-3.92

A summary of employees’ and directors’ option balances under the 2008 Plan as of December 31, 2025 and changes during the year then ended are as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value (in thousands)

Outstanding as of January 1, 2025	5,290,625	$6.6	3.6	$1,060

Granted	1,010,000	$6.9
Exercised	(2,127,060)	$6.4
Forfeited and cancelled	(311,042)	$7.4

Outstanding as of December 31, 2025	3,862,523	$6.7	3.5	$24,140

Exercisable as of December 31, 2025	1,332,536	$7.2	2.4	$7,606

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 11:-	SHAREHOLDERS' EQUITY (Cont.)

The weighted-average grant-date fair value of options granted during the years ended December 31, 2025, 2024 and 2023 were $2.40, $2.14 and $2.50, respectively.

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing stock price and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on that date. These amounts changed based on the fair market value of the Company's stock. Total intrinsic value of options exercised for the years ended December 31, 2025, 2024 and 2023 was $7,476, $6 and $104, respectively.

RSUs granted to employees:

A summary of the Company’s RSUs balances under the 2008 Plan as of December 31, 2025 and changes during the twelve months then ended are as follows:

Number of RSUs

Outstanding as of January 1, 2025	-
Granted	1,215,500
Vested	-
Forfeited	(38,000)

Outstanding as of December 31, 2025	1,177,500

The weighted-average grant-date fair value of RSUs granted during the twelve months ended December 31, 2025, were $6.77.

For market-based awards, the Company determined the grant-date fair value using a Monte Carlo simulation model that incorporates various assumptions. The fair value of the Company’s RSUs granted in the twelve months ended December 31, 2025, was estimated using the following weighted average assumptions:

Twelve months ended December 31,
2025

Risk free interest	3.73% - 4.35%
Volatility	41.40% - 44.17%
Expected term (in years)	0.5 - 4
Minimal share price for vesting	5.25

Additional stock-based compensation data:

As of December 31, 2025, there was $9,232 of unrecognized compensation costs related to non-vested stock-based compensation arrangements granted under the 2008 Plan. The cost is expected to be recognized over a weighted-average period of 2.4 years.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 11:-	SHAREHOLDERS' EQUITY (Cont.)

c.	As part of DataPath Inc. (“DPI”) acquisition, the Company issued Ordinary shares and may issue additional Ordinary shares in the future if certain criteria are met (see Note 17).

d.
During the years ended December 31, 2025, 2024 and 2023, stock-based compensation expenses, including with respect to the Service-Based Earn-Out and the Additional Earn-Out Consideration as defined in Note 17, were recognized in the consolidated statement of income in the following line items:

	Year ended December 31,
	2025	2024	2023

Cost of revenues of products	$411	$214	$185
Cost of revenues of services	403	304	222
Research and development expenses, net	1,512	674	654
Selling and marketing expenses	1,445	611	417
General and administrative expenses	4,642	4,923	1,945
Other operating expenses (income), net	7	-	-

	$8,420	$6,726	$3,423

e.	Dividends:

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

2.	The Company has not adopted a policy regarding the distribution of dividends.

3.	Pursuant to the terms of a bank agreement, the Company is restricted from paying cash dividends to its shareholders without initial approval from the bank.

NOTE 12:-	TAXES ON INCOME

a.	Israeli taxation:

1.	Corporate tax rates: Generally, income of Israeli companies is subject to corporate tax rate of 23%.

2.
The Company previously participated in incentive programs under the Israeli Law for the Encouragement of Capital Investments, 1959, (the “Law”) including Approved Enterprise and Benefitted Enterprise programs. These programs provided certain tax benefits for qualifying investment programs and production facilities during their applicable benefit periods. As of December 31, 2023, the benefit period expired.

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

4.
In November 2021, the Israeli Parliament enacted the 2021 - 2022 Budget Law, which introduced changes to the taxation of previously tax-exempt “trapped earnings.” In 2022, the Company utilized the temporary tax relief under this law to release such trapped earnings, resulting in a one-time tax expense of $12,880, with the related taxes primarily paid in 2023.

b.	Taxes on income on non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed according to the tax laws in their respective domiciles of residence. The Company has not made any provisions for undistributed earnings of the Company's foreign subsidiaries since the Company has no future plans to distribute such earnings. If earnings are distributed to Israel in the form of dividends or otherwise, the Company may be subject to additional Israeli taxes on income (subject to an adjustment for foreign tax credits) and foreign withholding taxes. As of December 31, 2025, the amount of undistributed earnings of non-Israeli subsidiaries, which is considered indefinitely reinvested, was $4,083 with a corresponding unrecognized deferred tax liability of $643.

In July 4, 2025, the One Big Beautiful Bill Act (the “Act”) was signed into U.S. law. The Act extends and modifies several provisions originally introduced under the Tax Cuts and Jobs Act of 2017, while also implementing additional changes to U.S. federal tax law. The Act contains multiple effective dates, with certain provisions taking effect beginning in calendar year 2025 and others phased in through calendar year 2027. The Act did not have a material effect on the Company’s consolidated financial statements for the year ended December 31, 2025.

c.	Carryforward tax losses and credits:

As of December 31, 2025, the Company had operating loss carryforwards for Israeli income tax purposes of approximately $10,761 which may be offset indefinitely against future taxable income.

As of December 31, 2025 and 2024, the Company had capital loss carryforwards for Israeli tax purposes which may be offset indefinitely against future capital gains. The Company does not expect future utilization of such carry forward losses and accordingly recorded a full valuation allowance.

As of December 31, 2025, the Company's U.S. subsidiaries had approximately $22,636 of carryforward tax losses for Federal tax purposes and $28,621 of carryforward tax losses for state tax purposes, some of which can be utilized for up to 20 years since incurred, with expiration commencing in 2028. The U.S subsidiaries had R&D credits carryforwards for federal tax purposes of approximately $2,925 and for state tax purposes of approximately $5,872.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

The Company has carryforward tax losses relating to other subsidiaries in Europe and South America of approximately $41,008 (which can be utilized indefinitely) and $73,570 ($66,892 can be utilized up to 4 years since incurred, with expiration commencing in 2026, and the remaining $6,678 can be utilized in part for up to 12 years and in part indefinitely), as of December 31, 2025, respectively.

d.	Deferred taxes:

Significant components of the Company's deferred tax liabilities and assets are as follows:

		December 31,
		2025	2024
1.	Provided in respect of the following:
	Gross deferred tax assets:
	Carryforward tax losses and credits *) **)	$45,101	$34,030
	Property, equipment and intangibles	34,817	28,645
	Inventory accrual	3,058	2,268
	Vacation accrual	775	662
	Supplementary tax advances	2,329	1,530
	Research and development costs	6,017	7,056
	Other temporary differences	4,176	883

	Gross deferred tax assets	96,273	75,074

	Valuation allowance	(69,173)	(57,667)

	Net deferred tax assets	27,100	17,407

	Gross deferred tax liabilities:
	Property, equipment and intangibles	(11,542)	(5,511)

	Gross deferred tax liabilities	(11,542)	(5,511)

	Net deferred tax assets	$15,558	$11,896

*)	The amounts are presented after reduction for unrecognized tax benefits of $3,532 and $3,241 as of December 31, 2025 and 2024, respectively.

**)	Excluding capital losses carryforwards, which are not part of the Company’s on-going business, and for which the Company records full valuation allowance, see Note 12c.

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

3.
During the year ended December 31, 2025, the Company increased valuation allowance by $11,506, resulting mainly from changes relating to carryforward tax losses and some temporary differences, as described above. The Company provided valuation allowance for a portion of the deferred taxes related to carryforward losses and other temporary differences that management believes are not more likely than not to be realized in the foreseeable future.

e.
Upon adoption of ASU 2023-09, Improvements to Income Tax Disclosures, as described in Note 2, the reconciliation of taxes at the statutory rate to the Company’s taxes on income (tax benefit) is as follows:

	Year Ended December 31, 2025
	Amount	Percent
Israeli statutory corporate tax rate	$4,350	23%
Foreign tax effects
Peru
Statutory tax rate difference between Israel and Peru	1,726	9%
Exempt income from arbitrations	(1,453)	(8)%
Exempt subsidy income	(18,334)	(97)%
Non-deductible subsidy related expenses	2,658	14%
Changes in valuation allowance	6,746	36%
Non-deductible indirect tax-related expenses	1,156	6%
Unrecognized deferred tax assets	1,536	8%
Other adjustments	(148)	(1)%
United States
Statutory tax rate difference between Israel and United States	376	2%
Research and development tax credits	(900)	(5)%
State taxes	(883)	(5)%
Other adjustments	311	2%
Other foreign jurisdictions	219	1%
Non-deductible expenses
Share based compensation	1,148	6%
Changes in earn-out fair value	3,702	20%
Imputed income for tax purposes	1,884	10%
Exchange rate movement	(3,866)	(20)%
Withholding taxes	497	3%
Preferred tax rate differential	(2,562)	(14)%
Other adjustments	28	0%

Effective tax rate	$(1,809)	(10)%

	Year ended December 31,
	2024	2023
Income before taxes on income, as reported in the consolidated statements of income	$29,201	$28,194

Statutory tax rate	23.0%	23.0%

Theoretical taxes on income	$6,716	$6,485
Currency differences	1,324	(1,212)
Tax adjustment in respect of different tax rates	1,313	501
Changes in valuation allowance	1,176	322
Expiration of carryforward tax losses	4,033	2,814
Exempt subsidy income	(9,537)	(5,257)
Exempts income from arbitrations	(4,035)	(975)
Nondeductible expenses and other differences	3,362	2,012

	$4,352	$4,690

f.	Taxes on income (tax benefit) included in the consolidated statements of income:

	Year ended December 31,
	2025	2024	2023

Current	$1,197	$2,355	$2,380
Deferred	(3,006)	1,997	2,310

	$(1,809)	$4,352	$4,690

	Year ended December 31,
	2025	2024	2023

Domestic	$2,790	$4,385	$2,938
Foreign	(4,599)	(33)	1,752

	$(1,809)	$4,352	$4,690

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

g.	Income before taxes on income:

	Year ended December 31,
	2025	2024	2023

Domestic	$8,575	$13,207	$24,532
Foreign	10,339	15,994	3,662

	$18,914	$29,201	$28,194

h.	Unrecognized tax benefits:

A reconciliation of the beginning and ending gross amount of unrecognized tax benefits is as follows:

	December 31,
	2025	2024

Balance at beginning of year	$3,594	$3,397
Decrease in tax positions for prior years, net	(44)	(221)
Increase in tax positions for current year	330	417

Balance at the end of year *)	$3,880	$3,594

*)
The amounts for the years ended December 31, 2025 and 2024 include $3,532 and $3,241, respectively, of unrecognized tax benefits which are presented as a reduction from deferred tax assets, see Note 12d.

The unrecognized tax benefits included accrued penalties and interest of $109 and $116 as of December 31, 2025 and 2024, respectively. During the years ended December 31, 2025, 2024 and 2023, the Company recorded expense (income) of $0, ($194) and $194 on the unrecognized tax benefits, respectively.

The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate of the Company for the year ended December 31, 2025 is $1,932.

i.
The Company and its subsidiaries file income tax returns in Israel and in other jurisdictions of its subsidiaries. The Company's Israeli tax assessments through 2020 are considered final. As of December 31, 2025, the tax returns of the Company’s main subsidiaries are still subject to audits by the tax authorities for the tax years 2020 through 2025.

j.	Taxes paid in cash:

Year ended December 31,
2025

Israel	$369
Foreign:
Moldova	395
Brazil	384
United States	274
Other foreign jurisdictions	154

Total	$1,576

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 13:-	SUPPLEMENTARY CONSOLIDATED BALANCE SHEETS INFORMATION

a.	Other current assets are comprised of the following:

	December 31,
	2025	2024

Governmental authorities	$3,006	$3,033
Prepaid expenses	7,877	6,268
Deferred charges	10,040	4,510
Advance payments to suppliers	10,542	4,763
Other	5,941	3,389

	$37,406	$21,963

b.	Other current liabilities are comprised of the following:

	December 31,
	2025	2024

Payroll and related employee accruals	$16,720	$14,192
Governmental authorities	1,920	2,651
Holdback Amount (see Note 17)	-	800
Earn-out considerations (see Note 17)	19,266	-
Other	3,623	174
	$41,529	$17,817

c.	Other long-term liabilities are comprised of the following:

	December 31,
	2025	2024

Earn-out considerations (see Note 17)	$17,172	$10,400
Other	2,450	206
	$19,622	$10,606

d.
During 2025, the Company invested $3,500 in Crosense Technology Ltd. ("Crosense"), an early-stage startup developing drone detection and tracking technology. The investment is presented under Other long-term assets. The Company elected to measure its equity securities of Crosense, at cost less any impairment, plus or minus changes resulting from observable price changes. Equity investments without readily determinable fair value are assessed for impairment periodically.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 14:-	SELECTED CONSOLIDATED STATEMENTS OF INCOME DATA

a.	Other operating expenses (income), net are comprised of the following:
	Year ended December 31,
	2025	2024	2023

Capital gain from disposal of property	$-	$-	$(2,084)
Arbitrations and legal proceedings in Peru, net	(3,374)	(13,305)	(2,962)
Income, net from changes in fair value of earn-out considerations and Holdback Amount (see Note 17)	(5,828)	(1,803)	(361)
Income from legal proceedings in the Philippines, net	-	-	(5,357)
Mergers and acquisitions related expenses	4,620	3,684	1,550
Indirect tax related expenses	-	3,349	-
Other, net	1,376	1,324	443
	$(3,206)	$(6,751)	$(8,771)

b.          Financial income (expenses), net are comprised of the following:

	Year ended December 31,
	2025	2024	2023
Income:
Interest on cash equivalents, short-term deposits and restricted cash	$3,692	$4,350	$3,710
Exchange rate differences, net	172	-	-
Other	63	117	46
	3,927	4,467	3,756
Expenses:
Interest expenses and associated costs	*) (6,521)	(501)	(232)
Exchange rate differences, net	-	(839)	(35)
Bank charges including guarantees	(1,605)	(1,578)	(1,581)
Revaluation of investment in a convertible debt	-	-	(1,401)
Other	(327)	(45)	(398)
	(8,453)	(2,963)	(3,647)
Total financial income (expenses), net	$(4,526)	$1,504	$109

*) Includes $1,684 transaction costs associated with the credit facility detailed in Note 19.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 14:-	SELECTED CONSOLIDATED STATEMENTS OF INCOME DATA (Cont.)

c.        Earnings per share:

The following table sets forth the computation of basic and diluted earnings per share:

1.	Numerator:

	Year ended December 31,
	2025	2024	2023

Net income available to holders of Ordinary shares	$20,723	$24,849	$23,504

2.	Denominator:

	Year ended December 31,
	2025	2024	2023

Weighted average number of shares	59,428,823	57,016,920	56,668,999
Add - stock options	973,342	-	3,538

Denominator for diluted earnings per share - adjusted weighted average shares assuming exercise of stock options	60,402,165	57,016,920	56,672,537

The total number of potential shares related to the outstanding options excluded from the calculations of diluted earnings per share, as they would have been anti-dilutive, were 0, 5,215,625 and 5,676,237 for the years ended December 31, 2025, 2024 and 2023, respectively. In addition, the potential Ordinary shares related to DPI’s acquisition (see Note 17), were also excluded from the calculations of diluted earnings per share, as they would have been anti-dilutive.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 15:-	CUSTOMERS, GEOGRAPHIC AND SEGMENT INFORMATION

The Company applies ASC 280, "Segment Reporting". Operating segments are defined as components of an enterprise for which separate financial information is available and is evaluated regularly by the chief operating decision maker ("CODM"). The CODM is the Company’s Chief Executive Officer. The Company's CODM does not regularly review asset information by segments and, therefore, the Company does not report asset information by segment.

Commencing January 1, 2025, the Company operates in three new operating segments as follows:

•
Gilat Defense Division: provides secure, rapid-deployment solutions for military organizations, government agencies, defense integrators, and other strategic governmental customers, with a strong focus on the U.S. Department of Defense resulting from the Company’s strategic acquisition of DataPath Inc (“DPI”). By integrating technologies from Gilat, Gilat DataPath, and Gilat Wavestream, the Gilat Defense Division delivers resilient battlefield and mission-critical connectivity with multiple layers of communication redundancy for high availability.

•
Gilat Commercial Division: provides advanced broadband satellite communication networks for IFC, Enterprise and Cellular Backhaul, supporting HTS, VHTS, and NGSO satellite constellations with turnkey solutions for service providers, satellite operators, and enterprises. The Company’s acquisition of SBS (see Note 17) serves as the cornerstone of this division, strengthening the Company’s position in the IFC market and enabling the Company to provide cutting-edge connectivity solutions that meet the demands of passengers, airlines, and service providers worldwide.

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

2.	Financial information relating to reportable operating segments:

	Year ended December 31, 2025
	Commercial	Defense	Peru	Total

Revenues	$281,352	$100,430	$69,875	$451,657
Cost of Revenues	206,771	70,708	40,834	318,313
Gross profit	74,581	29,722	29,041	133,344

Research and development expenses, net	34,101	12,550	-	46,651
Selling and marketing expenses	22,018	11,017	2,079	35,114
General and administrative expenses	13,923	10,562	6,860	31,345
Other operating expenses (income), net*)	(18,311)	18,448	(3,343)	(3,206)

Operating income (loss)	22,850	(22,855)	23,445	23,440
Financial income, net				(4,526)
Income before taxes on income				18,914
Tax benefit				1,809
Net income				$20,723

Depreciation and amortization expenses	$18,924	$2,857	$1,870	$23,651

	Year ended December 31, 2024
	Commercial	Defense	Peru	Total

Revenues	$155,344	$97,755	$52,349	$305,448
Cost of Revenues	80,063	72,175	39,879	192,117
Gross profit	75,281	25,580	12,470	113,331

Research and development expenses, net	28,760	9,376	-	38,136
Selling and marketing expenses	17,395	7,825	2,161	27,381
General and administrative expenses	7,248	12,760	6,860	26,868
Other operating expenses (income), net*)	2,973	(465)	(9,259)	(6,751)

Operating income (loss)	18,905	(3,916)	12,708	27,697
Financial income, net				1,504
Income before taxes on income				29,201
Taxes on income				(4,352)
Net income				$24,849

Depreciation and amortization expenses	$6,571	$5,223	$1,760	$13,554

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 15:-	CUSTOMERS, GEOGRAPHIC AND SEGMENT INFORMATION (Cont.)

	Year ended December 31, 2023
	Commercial	Defense	Peru	Total

Revenues	$195,022	$19,638	$51,430	$266,090
Cost of Revenues	101,980	12,655	46,510	161,145
Gross profit	93,042	6,983	4,920	104,945

Research and development expenses, net	34,987	6,186	-	41,173
Selling and marketing expenses	21,354	2,254	1,635	25,243
General and administrative expenses	9,760	2,448	7,007	19,215
Other operating expense (income), net *)	(7,347)	1,185	(2,609)	(8,771)

Operating income (loss)	34,288	(5,090)	(1,113)	28,085
Financial income, net				109
Income before taxes on income				28,194
Taxes on income				(4,690)
Net income				$23,504

Depreciation and amortization expenses	$7,800	$1,610	$3,992	$13,402

*) See Note 14

b.	Geographic information:

Revenues attributed to geographic areas, based on the location of the end customers are as follows:

	Year ended December 31,
	2025	2024	2023

United States	$275,851	$145,780	$103,389
Peru	69,875	52,383	53,187
Israel	9,118	15,386	4,074
Others	96,813	91,899	105,440
	$451,657	$305,448	$266,090

c.	The Company’s long-lived assets (property and equipment, net and operating lease right-of-use assets) are located as follows:
	December 31,
	2025	2024

Israel	$56,531	$57,413
United States	10,314	9,046
Peru	6,447	5,011
Others	7,802	5,920
	$81,094	$77,390

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 15:-	CUSTOMERS, GEOGRAPHIC AND SEGMENT INFORMATION (Cont.)

d.	The table below represents the revenues from major customers and their operating segments:

	Year ended December 31,
	2025	2024	2023
Customer A – Commercial	24%	12%	14%
Customer B – Commercial	20%	11%	15%
Customer C – Peru	14%	15%	15%

Customer A is located in the European Union, Customer B is located in the U.S. and Customer C is located in Peru. During 2025, Customer A announced the completion of its acquisition of Customer B.

NOTE 16:-	RELATED PARTY BALANCES AND TRANSACTIONS

As of December 31, 2025 and 2024, the Company had no related parties. Accordingly, the Company had no related party transactions during the years then ended.

NOTE 17:-	BUSINESS COMBINATION

a.	On January 6, 2025, the Company acquired SBS, a leading U.S. based provider of next-generation SATCOM terminal solutions for the In-Flight-Connectivity (“IFC”) market.

In accordance with the acquisition method of accounting, the total estimated purchase price consideration for the SBS acquisition was $138,975, comprised of the following components:

i.	A closing payment totaling $98,000 ($107,788 as adjusted) paid in cash; and
ii.
$31,187 contingent earn-out payments, to be settled in cash (“SBS Earn-out Consideration”). The SBS Earn-out Consideration consists of potential payments of up to $147,000 in cash, contingent upon the achievement of certain performance milestones.

The Company estimated the fair value of the SBS Earn-out Consideration by utilizing the Scenario Based Method. Changes in the SBS Earn-out Consideration fair value are recorded in the consolidated statements of income under Other operating income, net. As of December 31, 2025, the fair value of the SBS Earn-out Consideration was $7,690.

Under the preliminary purchase price consideration allocation, the Company allocated the purchase price consideration to tangible and identified intangible assets acquired and liabilities assumed based on the preliminary estimates of their fair values (with certain measurement exceptions prescribed by the purchase method such as contract assets, lease liabilities and assets, tax balances and other applicable items), which were determined using generally accepted valuation techniques based on estimates and assumptions made by management at the time of the acquisition. Such estimates are subject to change during the measurement period which is limited to up to one year from the acquisition date. Any adjustments to the preliminary purchase price consideration allocation identified during the measurement period will be recognized in the period in which the adjustments are made.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 17:-	BUSINESS COMBINATION (Cont.)

Acquisition-related transaction costs are not included as components of consideration transferred but are accounted for as expenses in the period in which the costs are incurred. The Company incurred transaction costs of $3,488 and $2,734 during the years ended December 31, 2025, and 2024, respectively, which were included in Other operating income, net in the consolidated statements of income.

The following table summarizes the value of assets acquired and liabilities assumed as of the acquisition date:

Value
Cash and Cash equivalents	$2,845
Trade receivables and contract assets	3,594
Inventories	10,365
Prepaid expenses and other current assets	30,468
Identified intangible assets	53,417
Goodwill	117,040
Operating lease right-of-use assets	498
Other long-term assets	1,838
Property and equipment, net	326
Total assets acquired	220,391

Accounts payable	16,233
Accrued expenses	7,317
Advances from customers and deferred revenues	53,720
Operating lease liabilities, current	430
Other current liabilities	3,340
Operating lease liabilities, non-current	105
Other long-term liabilities	271
Total liabilities assumed	81,416

Total purchase price consideration	$138,975

Goodwill represents the purchase price consideration paid in excess of the net tangible and intangible assets acquired, and is attributable primarily to expected synergies, economies of scale and the assembled workforce of SBS and other intangible benefits. Goodwill is allocated to the Commercial operating segment and is deductible for income tax purposes.

During the year ended December 31, 2025, the Company finalized measurement period adjustments related to its inventory commitments, which were recorded to reflect facts and circumstances that existed as of the acquisition date. These adjustments increased the goodwill balance by $1,829 to $117,040.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 17:-	BUSINESS COMBINATION (Cont.)

The following table summarizes the estimates of the identified intangible assets and their estimated useful lives as of the acquisition date:

	Fair Value	Average expected useful life
Backlog	$7,883	1.25 years
Customer Contracts	28,589	8 years
Technology	16,945	7 years
	$53,417

The stand-alone results of operations of SBS have been included in the consolidated financial statements since the acquisition date. SBS revenue and net loss (excluding mergers and acquisitions related expenses, changes in fair value of earn-out considerations and corporate allocations) included in the Company’s consolidated statement of income from the acquisition date through December 31, 2025, were $126,714 and $10,245, respectively.

The following unaudited pro forma combined financial information table presents the results of operations of the Company and SBS as if the acquisition of SBS had been completed on January 1, 2024. The unaudited pro forma financial information includes adjustments primarily related to amortization of the acquired intangible assets, elimination of historical amortization expense, recognition of retention bonuses, recognition of share-based compensation associated with issuance of stock options to SBS key employees and reflects the net adjustment to financial expenses resulting from the $60,000 drawdown under the new $100,000 secured credit facility and the repayment of SBS existing debt as part of the acquisition. In addition, the unaudited pro forma financial information assumes no additional pro forma adjustments to the fair value of the SBS Earn-out Consideration.

The unaudited pro forma results have been prepared for illustrative purposes only and are not necessarily indicative of what the actual results of operations of the Company and SBS, combined, would have been due to any synergies, economies of scale, the assembled workforce of SBS and other elements typically associated with business combinations.

	Year Ended December 31, 2025	Year Ended December 31, 2024
	Unaudited
Revenues	451,657	325,875
Net income (loss)	15,685	(27,287)

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 17:-	BUSINESS COMBINATION (Cont.)

b.
In November 2023, the Company acquired DPI, a U.S. based expert systems integrator with a strong focus on the U.S. Department of Defense and the U.S. government sectors. In accordance with the acquisition method of accounting, the total estimated purchase price consideration for the DPI acquisition was $19,231, subject to working capital adjustments.

The total purchase price consideration for the acquisition was $19,231, comprising:

i.	A closing payment totaling $2,461, made through the issuance of Ordinary shares;
ii.	A deferred payment of $820 in Ordinary shares, set to be issued as per the terms outlined in the purchase agreement (“Holdback Amount”);
iii.	$4,787 cash paid by the Company to partially settle DPI's outstanding debt and transaction costs; and
iv.	$11,163 Contingent earn-out payments, to be settled using the Company's Ordinary shares (“DPI Earn-out Consideration”).

The DPI Earn-out Consideration amounts are based on the financial results of DPI in each of the years ending December 31, 2024, 2025, and 2026 and have a maximum outcome of Company’s Ordinary shares issuance to DPI’s seller of 2,419,755.

Additionally, the Company has committed to issue up to 705,245 of the Company’s Ordinary shares over approximately three years post-acquisition, contingent on continued service and achieving specified financial results (“Service Based Earn-Out”). The Service Based Earn-Out was classified as an equity grant and measured based on the Company’s closing share price as of the acquisition date. Moreover, if all earn-outs will be paid in full, and subject to other conditions, the seller of DPI will be entitled a one-time payment of $9,000 payable in the Company’s Ordinary shares or cash, at the Company’s discretion under certain limitations (“Additional Earn-Out Consideration”). The Additional Earn-Out Consideration was classified as a liability grant. During the year ended December 31, 2024, the Company partially amended the Additional Earn-Out Consideration conditions under the purchase agreement with the former shareholders of DPI, modifying it to an amount in the range of $2,000 - $9,000, conditioned upon meeting certain financial results. As of December 31, 2025, and 2024, the Company recognized a liability in the amount of $2,000 and $1,382, respectively, which was presented under Other long-term liabilities in its balance sheet.

The Holdback Amount was settled through the issuance of Ordinary shares during the year ended December 31, 2025.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 18:-	FAIR VALUE MEASURMENTS

The Company measured the Holdback Amount fair value by multiplying the closing market share price of the Company in the held-back number of Ordinary shares and classified it within Level 1. Hedging contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments. The earn-out consideration from the DPI and SBS acquisitions are classified within Level 3, as these liabilities are valued using valuation techniques.

	December 31, 2025
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets:
Derivative assets	-	2,741	-	2,741

Total financial assets	$-	$2,741	$-	$2,741

Liabilities:
Earn-out considerations	-	-	34,396	34,396

Total financial liabilities	$-	$-	$34,396	$34,396

	December 31, 2024
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets:
Derivative assets	-	1,068	-	1,068

Total financial assets	$-	$1,068	$-	$1,068

Liabilities:
Holdback Amount	800	-	-	800
Earn-Out Consideration	-	-	9,018	9,018

Total financial liabilities	$800	$-	$9,018	$9,818

The table below presents the changes in the earn-out considerations related to the acquisitions of DPI and SBS, which were classified as Level 3 and measured at fair value on a recurring basis, in the year ended December 31, 2025:

Fair value at the beginning of the year	$9,018
Addition related to business combination (See Note 17)	31,187
Revaluation changes in fair value	(5,809)
Fair value at the end of the year	$34,396

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 18:-	FAIR VALUE MEASURMENTS (Cont.)

The Company estimated the fair value of the DPI Earn-out Consideration by utilizing a Monte Carlo simulation. The significant assumptions used in the model mainly relate to the projected revenues and adjusted EBITDA in the remaining forecasted year, including a revenue growth rate of 15.4% and an adjusted EBITDA margin of 11.3%. Changes in the Earn-out Consideration fair value are recorded in the consolidated statements of income under Other operating income, net.

The Company estimated the fair value of the SBS Earn-out Consideration by using the Scenario-Based Method. The significant assumptions used in the scenario-based model relate to the probability of meeting the specified performance milestones, which directly impacts the expected payout under the SBS Earn-out Consideration, as well as the discount rate applied in determining the present value of such expected payouts.

NOTE 19:-	LONG-TERM LOANS

On October 13, 2024 , in connection with the closing of the SBS acquisition, the Company entered into an up to $100,000 secured credit facility (the “Credit Facility”), among the Company, Wavestream Corp., a wholly owned subsidiary of the Company (the “Borrower”), and the lenders party to the agreement HSBC Bank USA, N.A. and Bank Hapoalim B.M. (the “Lenders”). $60,000 was drawn down at the SBS acquisition closing date, before issuance expenses of $1,684, and the proceeds were used by the Company to finance a portion of the SBS acquisition. According to its original terms, the Credit Facility was scheduled to mature on the third anniversary of its entry date and amortized at a rate of between 5% - 10% per annum payable in quarterly installments, with the remaining principal amount due at maturity.

The Credit Facility bore interest at an annual rate of SOFR plus 2.85% to 3.6%. The terms of the Credit Facility contained a number of covenants. During the year ended December 31, 2025, the Company was in compliance with the Credit Facility covenants.

The Credit Facility was guaranteed by a combination of floating and fixed liens, provided by the Company, the Borrower, and certain of the Company’s subsidiaries (collectively, the “Guarantors”). The liens and the obligations of the Borrower and the Guarantors were subject to certain exceptions set forth in the Credit Facility.

The total interest expenses, including related transaction costs, recognized in connection with the Credit Facility, were $6,068 for the year ended December 31, 2025.

On December 31, 2025, the Company voluntarily repaid the outstanding principal balance under the Credit Facility, prior to its contractual maturity, and the facility was terminated in accordance with its terms. Accordingly, no amounts were outstanding as of December 31, 2025, and the related guarantees and liens, as described below, were released.

As of December 31, 2025 and 2024, the Company had an outstanding balance of $2,000 related to another loan bearing interest at 14% and maturing in 2026. The loan balance was classified as short-term as of December 31, 2025 and as long-term as of December 31, 2024.